Form 20-F
period 2002-12-31
NATIONAL STEEL CO
filed 2003-06-17
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

Commission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company (Translation of reguistrant’s name into English)	Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Av. Presidente Juscelino Kubitschek 1830 - Torre 1
13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Adress of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, with no par value	The New York Stock Exchange*

* Traded only in the form of American Depositary Shares, which are registered under the Securities Act of 1933.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

71,729,261,430 Common Shares, with no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

TABLE OF CONTENTS*

INTRODUCTION	1
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
PART I	3
Item 3. Key Information	3
A. Selected Financial Data	3
D. Risk Factors	4
1. Risk Factors Relating to the Steel Industry and CSN	4
2. Risk Factors Relating to Brazil	6
Item 4. Information on CSN	8
A. History and Development of CSN	8
1. General	8
2. History	8
B. Business Overview	9
1. Business Strategy	9
2. Major Products	10
3. Sales and Marketing	14
4. Production	16
5. Raw Materials and Transportation	18
6. Investment Programs	20
7. Facilities	25
8. Competition	26
9. Research and Development	28
10. Insurance	28
11. Government Regulation and Other Legal Matters	28
12. Employees and Labor Matters	32
13. Overview of World Steel Industry	33
14. Brazilian Steel Industry	33
C. Organizational Structure	35
D. Property, Plants and Equipment	35
Item 5. Operating and Financial Review and Prospects	37
A. Operating Results	37
B. Liquidity and Capital Resources	43
C. Research and Development, Patents and Licenses, etc.	46
D. Trend Information	46
Item 6. Directors, Senior Management and Employees	46
A. Directors and Senior Management	46
B. Compensation	49
C. Board Practices	49
D. Employees	49
E. Share Ownership	49
Item 7. Major Shareholders and Related Party Transactions	49
A. Major Shareholders	49
B. Related Party Transactions	50
Item 8. Financial Information	50
A. Consolidated Statements and Other Financial Information	50
B. Significant Changes	50
Item 9. The Offer and Listing	51
A.4. Price History	51
C. Markets	51
Item 10. Additional Information	53
B. Memorandum and Articles of Association	53
C. Material Contracts	57
D. Exchange Controls	58
E. Taxation	59
1. Brazilian Tax Considerations	59
2. U.S. Federal Income Tax Considerations	60
H. Documents on Display	63
Item 11. Quantitative and Qualitative Disclosures About Market Risk	63
PART II	65
Item 15. Disclosure Controls and Procedures	65
PART III	66
Item 18. Financial Statements	66
Item 19. Exhibits	66

_____________________

*Omitted items of Form 20-F are either not required in a Form 20-F filed as an annual report under the Exchange Act, not applicable or reserved.

INTRODUCTION

Unless the context otherwise requires, references to “we,” “us,” “our” or “CSN” are references to Companhia Siderúrgica Nacional and its consolidated subsidiaries, and references to the “Brazilian Government” are references to the federal government of the Federative Republic of Brazil. References to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. References to “U.S. dollars” and “US$” are to the currency of the United States of America. In this Annual Report, “billions” means thousands of millions, “km” means kilometers, “tons” or “mt” means metric tons and “MW” means megawatts.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report that are not historical facts, but rather are forward-looking statements. Forward-looking statements express or imply results, performance or events that are expected in the future. Forward-looking statements include:

  the projected completion dates of, and the projected total investments in, projects under construction;

  the completion of satisfactory financing arrangements for projects and other transactions;

  efforts to expand production capacity for galvanized, pre-painted, tin-coated and other high value-added products and projected demand for those products;

  plans to expand iron ore production at our Casa de Pedra mine;

  international expansion, including the acquisition of 50% of Lusosider Projectos Siderúrgicos S.A.;

  increased concentration on our core steel business, including the divestment of some non-steel investments, such as our proposed sale of our thermoelectric co-generation power plant and our interest in the Itá hydroelectric facility;

  increased sales to the automotive industry;

  increased annual crude steel capacity;

  generation, supply and sales of energy and the collection of receivables from those sales;

  increased opportunities in the packaging industry;

  impact of U.S. protectionist measures;

  maintenance of our competitive advantages;

  decrease in our reliance on brokers and establishment of longer term relationships with end users;

  construction or acquisition of a hot strip mill, or entering into a long-term tolling agreement, in the United States;

  meeting requirements of environmental agreements and cancellation of fines; and

  decreased exposure to base metal prices.

Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in those statements. Actual results, performance or events may differ materially from those expressed or implied due to, without limitation:

  general economic conditions, including in particular economic conditions in Brazil and the United States;

  protectionist measures imposed by steel-importing countries;

  electric energy shortages and government responses thereto;

  the performance of the Brazilian and global steel industries and markets;

  export and import market fluctuation levels;

  interest rate levels;

  currency exchange rates, including the real/U.S. dollar exchange rate;

  changes in laws and regulations;

  changes in the policies of the Central Bank of Brazil (“Central Bank”) and the Brazilian or foreign governments; and

  global, national and regional competition in the steel market.

See “Item 5. Operating and Financial Review and Prospects” and “Item 3.D. Risk Factors.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 contained in Item 18 of this document have been presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States, which are generally referred to as “U.S. GAAP.” See Note 2(a) to our consolidated financial statements. We publish financial statements in Brazil in accordance with the accounting principles required by the Brazilian Corporate Law (“Brazilian GAAP”), specifically, Law No. 6,404 dated December 15, 1976, as amended, which differ in certain significant respects from U.S. GAAP.

Because we operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that it is appropriate to present our primary financial statements in U.S. dollars in our filings with the U.S. Securities and Exchange Commission, which most people refer to as the SEC. Accordingly, as permitted by the rules of the SEC, we have adopted the U.S. dollar as our reporting currency for our primary financial statements contained in our Annual Reports that we file with the SEC.

As described more fully in Note 2(a) of our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been remeasured (translated) from the Brazilian real amounts in accordance with the criteria set forth in the U.S. Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this Annual Report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an “SFAS.”

Unless the context otherwise indicates:

  Historical data contained in this Annual Report that were not derived from our consolidated financial statements have been translated from reais on a basis similar to the basis used in our consolidated financial statements for the same periods or as of the same dates, except investment amounts have been translated at the foreign exchange rate known as the Commercial Market rate in effect on the date the investment was made.

  Forward-looking statements have been translated from reais at the May 30, 2003 Commercial Market rate of R$2.9635 = US$1.00, except that estimated future capital expenditures are based on the most recently budgeted amounts. We may not have adjusted all of the budgeted amounts to reflect all factors that could affect them.

Some figures included in this Annual Report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

There are two principal foreign exchange markets in Brazil: the commercial rate exchange market, which we call the “Commercial Market,” and the floating rate exchange market, which we call the “Floating Market.” Most foreign trade and financial foreign currency exchange transactions are carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to transactions to which the Commercial Market rate does not apply. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, banks have been allowed to operate in both markets. These markets are now differentiated solely for regulatory purposes and offer similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. See “Item 3.D.2. Risk Factors Relating to Brazil — Devaluation of the Real.”

The following table sets forth information on Commercial Market rates, for the periods indicated, expressed in reais per U.S. dollar:

	High	Low	Average(1)	Period End

Year ended December 31:

1998	1.2087	1.1165	1.1611	1.2087
1999	2.1647	1.2078	1.8272	1.7890
2000	1.9847	1.7234	1.8348	1.9554
2001	2.8007	1.9353	2.3519	2.3204
2002	3.9552	2.2709	2.9983	3.5333

Months in 2003:

January	3.6623	3.2758		3.5258
February	3.6580	3.4930		3.5632
March	3.5637	3.3531		3.3531
April	3.3359	2.8898		2.8898
May	3.0277	2.8653		2.9635
_____________
(1)	Represents the average of the month-end exchange rates during the relevant period.

The Commercial Market rate published by the Central Bank on May 30, 2003 was R$2.9635 per US$1.00.

PART I

Item 3. Key Information

A. Selected Financial Data

The following table sets forth selected consolidated financial data for CSN, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements, which appear in Item 18 of this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including their notes, and “Item 5. Operating and Financial Review and Prospects.” Also see “Presentation of Financial and Other Information.” In addition, the following table presents selected consolidated financial data as of December 31, 1998, 1999 and 2000, and for each of the two years in the period ended December 31, 2000, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars in a manner consistent with the information set forth in our consolidated financial statements.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(In millions of US$, except share data)
Income Statement Data:
Operating revenues
Domestic sales	2,118	1,539	2,029	1,860	1,570
Export sales	455	425	354	218	599

Operating revenues	2,573	1,964	2,383	2,078	2,169

Net operating revenues(1)	2,145	1,631	1,946	1,716	1,842
Cost of products sold	1,193	915	1,115	958	994

Gross profit	952	716	831	758	848
Operating expenses
Selling	186	128	127	82	127
General and administrative	159	102	117	109	110
Others	83	42	74	73	47

Operating expenses	428	272	318	264	284

Operating income	524	444	513	494	564
Non-operating income (expenses), net
Financial income (expenses), net	85	109	(157)	(289)	247
Foreign exchange and monetary loss, net	(147)	(593)	(127)	(396)	(1,087)
Gain on sales of long-term investments(2)	—	27	—	643	—
Others	(5)	(26)	(19)	36	(30)

Non-operating income (expenses), net	(67)	(483)	(303)	(6)	(870)

Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	457	(39)	210	488	(306)
Income taxes
Current	(30)	(21)	(104)	2	25
Deferred	(28)	39	87	48	190

Income taxes	(58)	18	(17)	50	215
Equity in results of affiliated companies	12	3	80	(30)	(71)

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	411	(18)	273	508	(162)
Extraordinary item, net of income taxes(3)	—	66	—	13	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	—	—	6	—

Net income (loss)	411	48	273	527	(162)

Dividends declared(5)	243	137	470	831	143

Per 1,000 common shares:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	5.71	(0.25)	3.81	7.09	(2.26)
Extraordinary item, net of income taxes(3)	—	0.92	—	0.18	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	—	—	0.08	—

Net income (loss)	5.71	0.67	3.81	7.35	(2.26)

Dividends declared(5)	3.37	1.91	6.55	11.59	1.99

Weighted average number of common shares outstanding (in millions)	72,028	71,729	71,729	71,729	71,729

____________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)	During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A., through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See notes (6) and (8) below.
(3)	The extraordinary items in 1999 and 2001 represent gains on the repurchase of Eurodollar notes. See “Item 5.B. Liquidity and Capital Resources.”
(4)	Effect of the adoption of SFAS No. 133. See Note 20 of our consolidated financial statements.
(5)	Except for 2001 and 2002, dividends declared consist of interest on stockholders’ equity.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(In millions of US$)
Balance Sheet Data (end of period):
Current assets(6)	1,892	1,536	2,443	1,313	1,590
Property, plant and equipment, net	2,886	1,973	2,025	2,062	1,527
Investments in affiliated companies and other investments(6)	1,054	1,008	245	79	8
Other assets	483	325	391	600	530

Total assets	6,315	4,842	5,104	4,054	3,655

Minority interest	26	5	––	––	––
Current liabilities	1,226	1,807	1,898	1,445	1,732
Long-term liabilities(7)	2,515	1,455	2,029	1,863	1,416
Stockholders’ equity	2,548	1,575	1,177	746	507

Total liabilities and stockholders’ equity	6,315	4,842	5,104	4,054	3,655

Other Data:
Cash flows from operating activities	705	640	535	210	806
Cash flows from investing activities(8)	320	(304)	(547)	792	(319)
Cash flows from financing activities(8)	(731)	(211)	(45)	(1,251)	(348)
EBITDA(9)	757	604	713	684	733
___________________________
(6)	Upon contracting for the sales of our investments in Light and Valepar in 2000, we moved the investments, aggregating US$849 million, from investments in affiliated companies and other investments to investments for sale in current assets. See note (2) above and note (8) below.
(7)	Excluding the current portion of long-term debt.
(8)	In 2001, cash flows from investing activities include US$1,293 million of proceeds from the sale of our investments in Light and CVRD (see Notes (2) and (6) above), and cash flows from financing activities reflects the payment of US$1,227 million of dividends and interest on stockholders’ equity with a portion of the proceeds from the sale of those investments. The difference between the proceeds from the sales of our investments in Light and CVRD reflected in our cash flows from investing activities and the aggregate sale price of what we received is a translation adjustment resulting from the depreciation of the real against the U.S. dollar between December 31, 2000 and the respective financial closings, which is reflected in translation adjustments for the year in our statement of changes in stockholders’ equity for 2001.
(9)	EBITDA consists of operating income plus depreciation and other operating expenses. The following table reconciles operating income and EBITDA:

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(In millions of US$)
EBITDA	757	604	713	684	733
Less:
Depreciation and amortization	150	118	126	117	122
Other expenses	83	42	74	73	47

Operating income	524	444	513	494	564

For a discussion of why we use EBITDA, see “Item 5.A.2. Results of Operations.” EBITDA is not presented herein as an alternative measure of operating results or cash flow. EBITDA does not represent net income or cash flows from operations, as these terms are defined by generally accepted accounting principles. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

D. Risk Factors

An investor should consider carefully the risks described below before making an investment decision. If any of the following risks were to occur, our business, financial condition or results of operations could be harmed.

1. Risk Factors Relating to the Steel Industry and CSN

Cyclicality of Steel Industry; Importance of Export Markets

Overcapacity in the steel industry or lack of access to export markets can cause the price we can obtain for our steel to decline, which adversely affects our earnings.

The steel industry is highly cyclical in nature both in Brazil and abroad. In addition, because the Brazilian steel industry produces substantially more steel than the domestic economy can consume, the Brazilian steel industry is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and container sectors. Any significant material decrease in demand for steel generally in the domestic or export markets served by us would have a material adverse effect on our results of operations and prospects.

Competition

We have a lot of competitors, and if they do a better job than we do with respect to price, product quality or customer service, or they develop technological advancements that allow them to lower their cost of production, we could lose business.

Despite significant reductions in steel production capacity by major producers in developed nations over the last decade, the world steel industry continues to be adversely affected by excess worldwide production capacity. This overcapacity reflects generally the decreasing demand for steel in Western industrial countries, as well as a significant increase in steel production capacity in developing countries. Steel-producing countries have been meeting in the OECD (“Organization for Economic Cooperation and Development”) to try to reach an agreement on world crude steel capacity reduction.

Continuous advances in materials sciences and resulting technologies have given rise to new products, such as plastics, aluminum, ceramics, glass and new steel products, that pose competition for traditional steel products. In addition, the economics of operating a steel mill continuously due to high start-up costs may encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins.

The steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advancements that would allow a steel manufacturer to lower its cost of production. See “Item 4.B.8. Competition.” Any increase in prices of raw materials or services (especially those obtained from third-party suppliers over which we have no control) or production costs would put further pressure on our profit margins, especially for our export sales, where margins tend to be lower.

Antidumping and Government Protectionism

Protectionist measures adopted by the governments in some of our main markets could adversely affect our crucial export sales.

In response to the increased production and exports of steel in many countries, antidumping and countervailing duties and other protectionist measures have been imposed by countries which represent some of the main markets for our exports. These measures could provoke an unbalance in the international steel market, which could adversely affect our exports. See “Item 4.B.11. Government Regulation and Other Legal Matters — Antidumping Proceedings.”

Raw Materials Costs and Availability

When the prices of raw materials which we need in our production of steel, particularly coal, increase, this could cause our cost of products sold to increase.

Our principal raw materials include iron ore, coal (from which we make coke), limestone, dolomite, manganese, zinc, tin and aluminum. While we obtain all of our iron ore, limestone and dolomite requirements from our mines in Minas Gerais state, and we produce most of our coke requirements from our own coke batteries, we are dependent on third parties for the other raw materials required in our operations. All of the coal that we use to produce coke and approximately 15% of our coke requirements in 2002 were imported. Because of the cyclical nature of the coal industry, the price and quantity terms contained in our coal contracts are renegotiated annually. Thus, our coal costs can vary from year to year. For example, our coal contracts for the year ended June 30, 2002 resulted in a 38.5% average price increase (in U.S. dollars) for coking coal compared to the year ended June 30, 2001, while our contracts for the year ending June 30, 2003 resulted in an average price reduction in U.S. dollars of 8%. There can be no assurance that coal prices will not increase in the future. See “Item 4.B.5. Raw Materials and Transportation.”

If we were to increase our steel production to our 5.8 million ton capacity without increasing our coke production capacity or adjusting or expanding our pulverized coal injection (“PCI”) system, we would need to increase our imports of coke. Increased production of steel worldwide has increased demand for coke. No assurance can be given that we will be able to obtain adequate supplies of coke to increase our steel production.

In addition to importing coal and coke, we purchase zinc, tin, manganese and aluminum from third-party domestic suppliers. In 2002, raw materials accounted for approximately 35.5% of our total production costs. Although we believe we will be able to obtain raw materials at reasonable prices, there can be no assurance that increases in prices (particularly those for products and services obtained from third parties) will not occur in the future, resulting in a decrease in our profitability.

Collectibility and Timing of Payment of Receivables from Sales of Electric Energy

If we cannot collect all of the receivables from our sales of electric energy in 2001, we will have to make an additional charge to our earnings.

A severe drought in Brazil’s northeastern and southeastern regions in 2000 and 2001 reduced hydroelectric generation. The drought and an energy rationing program imposed by the Brazilian Government caused electric energy prices in the Mercado Atacadista de Energia – MAE, the Brazilian wholesale energy market, to increase substantially in 2001. As a result, our sales of excess electric energy in the MAE generated operating revenues of over US$200 million in 2001. With the ending of the drought and the rationing program, electric energy prices decreased, with the result that our sales of excess energy generated approximately US$30 million of operating revenues in 2002. See “Operating Revenues” under “2002 Compared to 2001” and “2001 Compared to 2000” in “Item 5.A.2. Operating Results.”

During 2000, 2001 and 2002, we recorded receivables aggregating R$484 million (US$137 million translated at the December 31, 2002 exchange rate) in respect of our MAE electric energy sales, based on prices furnished by the MAE. In May 2002, the Agência Nacional de Energia Elétrica – ANEEL issued Order No. 288, which retroactively imposed additional transmission costs, resulting in changes in the electric energy prices which we relied on. Therefore, in 2002, we made an R$86 million (US$24 million) provision to reflect these changes in electric energy prices. As a result of a partial settlement of the receivables related to these MAE sales, we received payment of R$91 million (US$26 million) in December 2002 and R$80 million (US$22 million) in January and February 2003. At March 31, 2003, R$227 million (US$68 million) of our MAE receivables remained outstanding. The settlement of our remaining MAE receivables is expected to occur after the completion of an independent audit by ANEEL to validate the accuracy of the amounts determined by the MAE and communicated to the electric power companies. We expect that this audit will be completed by the end of June 2003 and that payment will commence shortly thereafter. Due to uncertainty regarding the outcome of ANEEL’s audit, we can give no assurance as to the ultimate collectibility or the timing of payment of our outstanding MAE receivables.

Potential Costs of Environmental Compliance

If new environmental standards are imposed on us, we may be required to make capital expenditures that do not increase our productivity.

Our steelmaking facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of human health and the environment. While the Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations and can, in some instances, suspend plant operations. Compliance with environmental regulations can be costly, requiring capital expenditures without a concomitant increase in productivity. For a discussion of environment-related legal proceedings involving us, see “Item 4.B.11. Government Regulation and Other Legal Matters — Environmental Regulation.”

2. Risk Factors Relating to Brazil

Brazilian Government — Economic and Political Factors

If economic or political conditions deteriorate, the Brazilian Government may adopt measures that adversely affect our business. The results of the Presidential election in Brazil in October 2002 could lead to changes in economic policies.

In the past, the Brazilian Government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian Government may take in response to the current Brazilian economic situation or how Brazilian Government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

On January 1, 2003, Luis Inácio Lula da Silva, the Labor Party’s candidate, took office as the new President of Brazil. There can be no certainty whether the economic reforms and free market policies of former President Cardoso will be continued by President da Silva’s administration or what policies it will adopt. The uncertainty over what policies President da Silva’s government will adopt may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

Devaluation of the Real

The devaluation of the real can adversely affect our earnings, and the risk of devaluation causes us to adopt measures that are costly.

Following devaluations of less than 10% in 1998, the real depreciated against the U.S. dollar approximately 48% in 1999, 9.3% in 2000, 18.7% in 2001 and 52.3% in 2002. Prior to the 1999 devaluation, the Government’s monetary policy focused on financing the current account deficit of Brazil’s balance of payments. Following the 1999 devaluation, the Government changed its monetary policy to focus on the inflation rate and permitted the real to float. Devaluation of the Brazilian currency, in relation to the U.S. dollar or other currencies, may have an adverse effect on our financial condition and results of operations, increasing the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal, coke and base metals. To the extent that we do not succeed in promptly reinvesting the funds received from our foreign currency-denominated borrowings in foreign currency-denominated assets, it creates a mismatch between our foreign currency-denominated expenses and expenditures and our revenues. See “Item 5. Operating and Financial Review and Prospects.” The devaluation of the real also adversely affects the value of our American Depositary Shares (“ADSs”).

Extreme Inflation

High inflation rates have in the past had negative effects on the Brazilian economy and our business. A recurrence of high rates of inflation could hurt our earnings.

Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation, have had significant negative effects on the Brazilian economy in general and have affected our financial condition and results of operations.

At the beginning of 1994, the Government introduced the Real Plan, an economic stabilization plan designed to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Government, increasing tax revenues, continuing the privatization program and introducing a new currency. On July 1, 1994, as part of the Real Plan, the Government introduced the real, which replaced the cruzeiro real as the official currency of Brazil. As a result of the Real Plan, Brazil’s inflation rate declined in the 1990s from a high of 2,708.6% in 1993 to a low of 1.8% in 1998, as measured by the Índice Geral de Preços-Disponibilidade Interna – IGP-DI.

As discussed under “Devaluation of the Real” in this discussion of risk factors relating to Brazil, the Government changed the conduct of monetary policy after the devaluation of the real in 1999 and introduced an inflation targeting policy. Recent rates of inflation have been 26.4% in 2002, 10.4% in 2001, 9.8% in 2000 and 20.0% in 1999. The inflation target set by the Brazilian Central Bank for 2002 was 3.5%, with a tolerance interval of 2.0%. For 2003, the Brazilian Government and the International Monetary Fund agreed to “indicative” annual inflation rates of 15% for the first quarter, 16.5% for the second quarter and 15% for the third quarter, with tolerance intervals of 2.5%. The Brazilian Government established self-imposed inflation targets of 8.5% for 2003 and 5.5% for 2004, with no tolerance intervals. The Brazilian Government indicated that it expected to achieve the 2003 level over the medium term. Through April 30, 2003, inflation for 2003 has been 6.15%. The inflation index adopted by the Brazilian Central Bank is the Índice de Preços ao Consumidor Amplo – IPCA, measured by the Instituto Brasileiro de Geografia e Estatística – IBGE.

There can be no assurance that inflation will be within the Central Bank’s tolerance interval, that the lower levels of inflation will continue, that future Brazilian governmental actions (including additional actions to adjust the value of the real) will not trigger the renewal of hyperinflation or that any of these actions will not have a material adverse effect on our financial condition and results of operations.

Controls and Restrictions on U.S. Dollar Remittances

If Brazil were to impose restrictions on U.S. dollar remittances, holders of our ADSs could encounter difficulties in receiving the dividends and interest that we pay to shareholders.

Brazilian law provides that, whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies. These types of restrictions could hinder or prevent Itaú Corretora de Valores S.A., our ADR Custodian under our American Depositary Receipt program, or holders who have surrendered ADSs for the underlying Common Shares of CSN, from converting dividends, distributions or the proceeds from any sale of Common Shares into U.S. dollars and remitting those U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Common Shares underlying the ADSs. See “Item 9.C. Markets” and “Item 10.D. Exchange Controls” for additional information with respect to the ADSs.

Changes in Brazilian law or regulations and additional restrictions applicable to the holders of ADSs, the disposition of underlying Common Shares or the repatriation of the proceeds from any such disposition could be imposed in the future, and there can be no assessment of the duration or impact of such restrictions if they were to be imposed. See “Item 10.E.1. Brazilian Tax Considerations.”

Risks Associated with Emerging Markets

When other emerging markets encounter difficult times, there is often an adverse impact on Brazil’s markets.

Brazil is generally considered by international investors to be an “emerging market.” As a result, political, economic, social and other developments in other “emerging markets” may have an adverse effect on the market value and liquidity of our Common Shares and ADSs. For example, the Brazilian securities markets were adversely affected by the Mexican liquidity crisis at the end of 1994, the Asian financial crisis at the end of 1997, the Russian financial crisis in 1998 and the Turkish and Argentine crises in 2001 and 2002. The adverse impact can result in higher costs of raising funds, both domestically and in international markets, and exclusion from international capital markets.

Item 4. Information on CSN

A. History and Development of CSN

1. General

We are the largest fully-integrated steel producer in Brazil and one of the largest in Latin America. See “Item 4.B.14. — Brazilian Steel Industry.” As a result of revampings of one of our blast furnaces and our hot strip mill during 2001, we expect that by the end of 2003 our annual crude steel capacity and rolled product capacity will increase to approximately 5.8 and 5.4 million tons, respectively, from approximately 5.0 million tons in each case at the beginning of 2001. Production of crude steel and rolled steel products increased in 2002 to 5.1 and 4.7 million tons, respectively, from 4.0 and 4.1 million tons, respectively, in 2001. Production in 2001 was down from the 4.8 and 4.6 million tons, respectively, produced in 2000 as a result of the production stoppage required by the revampings.

Our fully-integrated manufacturing facilities produce a broad line of steel products, including slabs, hot and cold-rolled coils and sheets for the distribution, packaging, automotive, home appliance and construction industries. In 2002, we accounted for 59% of the galvanized steel products sold in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2002, we accounted for 99% of the tin mill products sold in Brazil.

Our production process is based on the integrated steelworks concept. Following is a brief summary of the steel making process at our Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro state:

  Iron ore produced from our own mines is processed in sintering machines to produce sinter.

  The sinter and lump ore direct charges are smelted with coke and injected powered coal in blast furnaces to produce pig iron.

  The pig iron is then refined into steel in basic oxygen converters.

In addition to owning our own source of iron ore, we also currently produce from our own mines our requirements of limestone and dolomite. Using imported coal, we produce approximately 85% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the production process. Tin, zinc, manganese ore and aluminum are purchased in local markets. Our steel production and distribution also require water, gases, electricity, rail and road transportation, and port facilities.

2. History

We were incorporated in 1941 pursuant to a decree of Brazilian President Getúlio Vargas. The Presidente Vargas Steelworks began operations in 1946, initially producing coke, pig iron castings and long products.

Three major expansions were undertaken at the Presidente Vargas Steelworks during the 1970s and 1980s. The first, completed in 1974, increased installed annual production capacity to 1.6 million tons of crude steel. The second, completed in 1977, raised capacity to 2.4 million tons of crude steel. The third, completed in 1989, increased capacity to 4.5 million tons of crude steel.

We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian Government sold its 91% interest in CSN.

In 1993, we adopted a capital improvement program, which was revised and extended in 1995. The goals of the capital improvement program have been to increase our annual production of crude steel, to improve the productivity of our production units and the quality of our products and to enhance our environmental protection and cleanup programs. Since February 1996, all production has been based on the continuous casting process. Since 1997, we have spent the equivalent of US$2.0 billion under the capital improvement program and for operational capacity maintenance, culminating with the revampings in 2001 of Blast Furnace #3 and Hot Strip Mill #2 that, by the end of 2003, will have increased our annual capacity to approximately 5.8 million tons of crude steel and 5.4 million tons of rolled products from approximately 5.0 million tons in each case at the beginning of 2001.

B. Business Overview

1. Business Strategy

We are committed to enhancing shareholder value by being responsive to the demands of our customers in Brazil and abroad. Our business objective is to become a global steel player, keeping our position as one of the world’s lowest-cost producers of steel while maintaining a high EBITDA margin. To achieve this objective, we have adopted the following strategies:

  Emphasize a wide range of value-added products, mostly galvanized, pre-painted and tin-coated.

  Focus the Presidente Vargas Steelworks on both the domestic and international markets.

  Implement a carefully crafted globalization strategy. This may include an association with steel operations outside Brazil or the acquisition or creation of distribution or service centers outside Brazil.

  Take advantage of our capabilities, including expansion of our Casa de Pedra iron ore output.

  Introduce new technologies and systems to enhance our understanding of customers, competitors and industry trends.

  Provide customer solutions supported by quality products and services.

In pursuing these strategies, we are:

  Optimizing and increasing our steel producing capabilities.

  Increasing our production of higher margin steel products and the diversification of our product applications.

  Achieving greater usage of by-products.

  Exploring both Brazilian and international steel markets for potential expansion.

  Positioning ourselves as a customer-oriented company.

We have implemented our strategy of optimizing and increasing our steel production capabilities through our capital improvement program for our Volta Redonda facility. Completed projects under the capital improvement program include:

  The conversion to 100% continuous casting production (finalized in February 1996).

  The installation of a PCI system, which commenced operations in July 1997.

  The start-up in late 1998 of a vacuum degasser unit and a ladle furnace, to improve the steel quality and allow us to supply high-end products to the more stringent automotive and packaging industries specifications.

  The start-up in the first quarter of 1999 of a new continuous casting machine (#4).

  The start-up in December 1999 of a 238-MW thermoelectric co-generation power plant. This power plant is designed to supply 60% of the Presidente Vargas Steelworks’ current electric energy requirements, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. This power plant also produces steam for the Steelworks’ rolling facilities and coking plant and blown air for their blast furnaces.

  The revampings in 2001 of Blast Furnace #3 and Hot Strip Mill #2.

We are exploring the possibility of constructing additional steel-producing capacity and increasing the output of our Casa de Pedra mine.

Key features of implementation of our strategy of increasing the production of high value-added products and diversification of product applications include:

  The formation in May 1998 of GalvaSud S.A. (“GalvaSud”), a 51% joint venture to produce Galvanew®, galvanized steel sheets and laser-welded and pre-stamped parts for the automotive industry. The galvanizing line, which will ultimately have an annual production capacity of 350 thousand tons, started up in December 2000. See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches.”

  The construction in Paraná state of a plant (“CSN Paraná”) to produce plain and formed galvanized, galvalume and pre-painted steel products, as well as other related finished steel products, for the construction and home appliance industries in Brazil. CSN Paraná is expected to be completed in the second half of 2003. CSN Paraná is designed to have an annual capacity of 330 thousand mt of galvanized and galvalume materials, 100 thousand mt of pre-painted product (which can use cold-rolled or galvanized coils as raw materials) and 220 thousand mt of pickled coils in excess of the coils required for the galvanized and galvalume products. See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches.”

  The expansion into tin-coated products with the acquisition of 100% of the shares of Cia. Metalic Nordeste (“Metalic”) in November 2002. Metalic is the only two-piece steel can producer in Brazil, and it has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. The development of drawn and wall ironed (“DWI”) steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks. See “Section 4.B.6 Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions.”

In connection with our strategy to become a customer-oriented company, in November 2000 we created a Commercial sector, which is divided into separate market units devoted to specific industries. These units, which carry out our specific strategy for each industry, interact with our clients to provide customized solutions and develop new products according to our customers’ needs. In addition, part of our commercial strategy is to (i) aim to capture higher margins through distribution or service centers outside Brazil, directly or in association with other steel producers and (ii) prioritize direct sales and maintain a close relationship with our international customers.

We have substantially improved the infrastructure needed to support the Presidente Vargas Steelworks and our export/international strategy by making investments in projects such as hydroelectric energy production, railways and port facilities in order to increase our ability to control production costs and secure reliable sources of energy, raw materials and transportation.

As part of our globalization strategy:

  In July 2001, Companhia Siderúrgica Nacional, LLC (“CSN LLC”) purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana. We expect to exercise our option to acquire all of the membership interests in CSN LLC in July 2003.

  We have agreed to acquire, for approximately €10.8 million, a 50% stake in Lusosider Projectos Siderúrgicos S.A. (“Lusosider”). Lusosider, located in Seixal, near Lisbon, Portugal, produces annually approximately 200 thousand tons of galvanized products and 70 thousand tons of tin plate. Corus Group plc (“Corus”) owns the other 50% of Lusosider. We expect to complete the acquisition by the end of June 2003.

See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches.”

We have sold investments not related to our core steel business, including our interest in Light and CVRD. Having succeeded in our goal of establishing stable and adequate sources of electric energy, we have announced that we are considering selling our 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and our interest in the Itá hydroelectric energy generating facility and entering into long-term power purchase agreements with the purchasers of these assets. See “Item 4.B.6. Investment Programs — Infrastructure Investments — Electricity Distribution and Generation.”

2. Major Products

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries. Our Presidente Vargas Steelworks produces flat steel products — slabs, hot-rolled coils and sheets, cold-rolled coils and sheets, galvanized coils and sheets and tin mill products. See “Item 4.B.4. Production — Production Process.”

The following diagram illustrates our steel production process in general terms.

The following table sets forth our steel product sales volume and net revenues by products and markets.

SALES VOLUME AND NET REVENUES BY STEEL PRODUCTS AND MARKETS

	Sales Volume
	Metric Tons			% of Sales Volume
				In Market			Total
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(In thousands of metric tons)			(In percentages)
Domestic Sales
Slabs	—	12	44	—	—	—	—	—	1
Hot-rolled	1,213	1,218	1,212	36	37	36	27	30	23
Cold-rolled	657	735	808	19	22	25	15	18	16
Galvanized	830	714	645	25	21	19	19	17	12
Tin Mill	687	683	670	20	20	20	15	17	13

Sub-total	3,387	3,362	3,379	100	100	100	76	82	65

Export sales
Slabs	108	212	345	10	28	19	2	5	7
Hot-rolled	517	152	482	48	20	26	12	4	9
Cold-rolled	74	29	157	7	4	9	2	1	3
Galvanized	11	59	461	1	8	26	—	1	9
Tin Mill	366	293	363	34	40	20	8	7	7

Sub-total	1,076	745	1,808	100	100	100	24	18	35

Total	4,463	4,107	5,187				100	100	100

Total Sales
Slabs	108	224	389				2	5	8
Hot-rolled	1,730	1,370	1,694				39	34	32
Cold-rolled	731	764	965				17	19	19
Galvanized	841	773	1,106				19	18	21
Tin Mill	1,053	976	1,033				23	24	20

Total	4,463	4,107	5,187				100	100	100

	Net Operating Revenues (U.S. GAAP)(1)
	U.S. Dollars			% of Net Operating Revenues
				In Market			Total
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(In millions of US$)			(In percentages)
Domestic Sales
Slabs	—	1	4	—	—	—	—	—	—
Hot-rolled	361	311	285	24	26	25	20	22	17
Cold-rolled	254	227	242	17	19	23	14	16	14
Galvanized	481	333	252	33	28	22	25	23	15
Tin Mill	390	332	338	26	27	30	21	23	19

Sub-total	1,486	1,204	1,121	100	100	100	80	84	65

Export sales
Slabs	15	27	78	4	13	13	1	2	5
Hot-rolled	144	35	123	42	16	21	8	2	7
Cold-rolled	29	8	41	8	4	7	2	2	2
Galvanized	5	20	191	1	9	32	—	1	12
Tin Mill	159	126	163	45	58	27	9	9	9

Sub-total	352	216	596	100	100	100	20	16	35

Total	1,838	1,420	1,717				100	100	100

Total Sales
Slabs	15	28	82				1	2	5
Hot-rolled	505	346	408				28	24	24
Cold-rolled	283	235	283				16	18	16
Galvanized	486	353	443				25	24	27
Tin Mill	549	458	501				30	32	28

Total	1,838	1,420	1,717				100	100	100

___________________________
(1)	Net operating revenues do not include revenues from non-steel products, principally by-products and services, plus in 2001, electric energy (2000 – US$108 million; 2001 – US$296 million; 2002 – US$125 million). The net operating revenues attributed to each product class was obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Slabs

Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with thicknesses of 250 millimeters, widths ranging from 830 to 1,550 millimeters and lengths ranging from 5,250 to 10,660 millimeters. We also can produce slabs with medium and low carbon, micro-alloyed, ultra-low-carbon and interstitial free specifications.

Hot-rolled Products

Hot-rolled products are comprised of heavy-gauge hot-rolled coils and sheets and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of five millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.7 millimeters and cut sheet having a maximum thickness of 6.3 millimeters. Heavy gauge sheet steel is used to manufacture automobile parts, pipes, mechanical construction and other products. Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.2 millimeters and are used for welded pipe and tubing, automobile parts, and cold-formed light shapes, channels and profiles for the construction industry.

Cold-rolled Products

Cold-rolled products are comprised of cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness between 0.30 millimeters and 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform and better surface quality and are used in applications such as automotive bodies and home appliances. In addition, cold-rolled products serve as a base steel for our galvanized and tin mill products. We supply cold-rolled coils in thickness from 0.30 millimeters to 2.65 millimeters.

Galvanized Products

Galvanized products are comprised of flat-rolled steel that, according to Brazilian standards, is coated on one or both sides with zinc applied by either a hot-dip or an electrolytic process. We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process. Galvanization is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere. Galvanized products are highly versatile and can be used to manufacture a broad range of products:

  bodies for automobiles, trucks and buses;

  air ducts and parts for hot air, ventilation and cooling systems;

  culverts, garbage cans and other receptacles;

  storage tanks, grain bins and agricultural equipment;

  panels and sign panels; and

  pre-painted parts.

Galvanized sheets, both painted and bare, are frequently used for roofing and siding for industrial buildings, gutters and down spouts, interior cabinets, appliances and similar applications. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 2.70 millimeters. The continuous process results in products with highly adherent zinc coatings capable of being processed in nearly all kinds of bending and deep drawing forming machines.

In addition to standard galvanized products, we produce Galvanew®, galvanized steel that is annealed following the hot-dip coating process. This annealing step causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy micro structure of the coating allows better welding and paint performance. The combination of these qualities makes our Galvanew® product particularly well-suited for automobile and home appliance manufacturing.

At our new CSN Paraná facility, we will produce galvalume, a cold-rolled material coated with a zinc-55% aluminum alloy. The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in construction in more severe corrosion environments.

The added value from the galvanizing process permits us to price our galvanized products with a higher profit margin. Our management believes that our value-added galvanized products present one of our best opportunities for profitable growth because of the anticipated increase in demand in Brazil for such high margin products.

Tin Mill Products

Tin mill products are comprised of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.38 millimeters, coated or uncoated. Coatings of tin and chromium can be applied by various electrolytic and hot-dip processes. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. We produce four types of tin mill products in coil and sheet forms:

  tin plate — coated on one or both faces with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;

  tin free steel — coated on both faces with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;

  low tin coated steel — coated on both faces with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and

  black plate — uncoated product used as the starting material for the coated tin mill products.

Tin mill products are primarily used to make cans and other containers. Our sales of tin mill products totaled almost one million tons in 2002. With six electrolytic coating lines, we are one of the major producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

3. Sales and Marketing

Our products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries. To facilitate sales and customer service, we have a sales office in the city of São Paulo, in São Paulo state, and a regional office in the city of Porto Alegre, Rio Grande do Sul state.

Marketing Organization and Strategy

Our sales approach is to establish a brand image and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs. In September 1999, we reorganized our steel division into five units: Ironmaking & Steelmaking, Rolling, Materials, Technical and Commercial. The Ironmaking & Steelmaking unit is responsible for the production of sinter, coke, pig iron, liquid steel and slabs. The Rolling unit is responsible for production of rolled and coated products, including hot-rolled, cold-rolled, galvanized and tin mill products. The Materials unit is responsible for the management of all stockyards and stock materials. The Technical unit is responsible for analyzing and implementing capital investments in the steel division. In April 2000, the Materials unit was renamed the Energy and Production Engineering Department, increasing its scope to include responsibility for all the energy and utility facilities of the Presidente Vargas Steelworks and for most maintenance facilities and all in-plant rail operations. In November 2000, the Ironmaking & Steelmaking, Rolling, Energy and Production Engineering, and Technical units became the Operations sector.

Reflecting the importance of attention to the specific needs of our customers, in November 2000 the Commercial unit, which was responsible for sales of all of our products, became the newly created Commercial sector. This sector is divided into five market units: distribution, packaging, automotive, home appliances and OEM (original equipment manufacturers), and construction. Each one of these market units has a specific strategic goal to provide tailor-made steel solutions that meet the specific needs of each of the segments they service.

The distribution unit is responsible for supplying large steel processors and distributors, including Indústria Nacional de Aços Laminados INAL S.A. – INAL, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for end-products. The automotive unit complements GalvaSud. The home appliance/OEM and construction units, in addition to being responsible for these segments, will market the steel produced at CSN Paraná. See “Item 4.B.1. Business Strategy.”

In 2002, approximately 68% of domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent sale to smaller clients. In 1998, we acquired two distributors and steel service centers in order to better serve small- and medium-sized clients, as well as customers that need cut-to-size steel parts. These two distributors were merged into one. See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches.” Historically, export sales were made primarily through international brokers. As part of our strategy to establish direct, longer-term relationships with end users, we have decreased our reliance on such brokers. In 2002, the majority of our export sales were made directly.

All of our sales are on an order-by-order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book situation. We forecast sales trends in both the domestic and export markets based on the historical data available over the prior two-year period and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments. Further, we believe that one of the keys to our success is maintaining a presence in the export market. Such presence gives us the flexibility to shift between domestic and export markets, thereby allowing us to maximize profitable capacity utilization.

Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as there are wide differences in terms of size, chemical composition, quality and specifications. In general, export sales are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the export destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand and the transportation and tariff costs to import similar products. Terms of sale are normally at sight, 15 or 30 days, and, in the case of exports, usually backed by a letter of credit. Sales are made primarily on cost-and-freight (“CFR”) terms.

Steel Sales by Geographic Region

In 2002, we sold steel products to customers in Brazil and 64 other countries. Our domestic steel sales were 76% of total sales volume and 80% of operating revenues from steel sales in 2000, 82% and 84%, respectively, in 2001, and 65% and 65%, respectively, in 2002. The fluctuations in the portion of total sales attributable to domestic sales reflect our ability to adjust sales in light of variations in the domestic economy. Beginning in the fourth quarter of 1998, we began exporting slabs in order to keep our production facilities operating at capacity during an anticipated recession in Brazil. Given the recovery of the domestic market, in 2000 slabs sales represented only 2% of total sales volume, compared to 9% in 1999. With the increase in crude capacity from the revamping in 2001 of Blast Furnace #3, we resumed slab exports, which accounted for 5% of total sales volume in 2001. The increase in our crude steel capacity to 5.8 million mt per year by the end of 2003 will result in approximately 400,000 mt of additional excess slab capacity over the increased rolling capacity of 5.4 million mt per year, adding to the importance of the export markets for slabs, which accounted for 8% of total sales volume in 2002.

The three principal export markets for our products have historically been Latin America, North America and Asia. North America and Latin America were our most important export markets in 2000. In 2001, notwithstanding the decrease in exports resulting mainly from the renovation of Blast Furnace #3, exports to North America increased and exports to Europe decreased at a lower rate than other regions, reflecting the continuation of our exports of tin mill products to these regions and making them our most important export regions. In 2002, the increase in steel consumption in China led to increased imports there, with the result that Asia joined North America as our most important export markets. Protectionist measures did not limit our ability to increase our exports of finished products. While we have historically focused on the domestic market, during 2002 we shifted our focus more towards the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market.

The following table contains certain information relating to our sales of steel products by destination for the periods indicated.

	OUR SALES OF STEEL PRODUCTS BY DESTINATION (In thousands of metric tons and millions of US$)
	2000				2001				2002
	Tons	%	Operating Revenues(1)%		Tons	%	Operating Revenues(1)%		Tons	%	Operating Revenues(1)%

Brazil	3,312	75.5	1,897	84.3	3,362	81.9	1,537	87.8	3,379	65.1	1,430	70.5
Export	1,076	24.5	352	15.7	745	18.1	216	12.2	1,808	34.9	597	29.5

Total	4,388	100.0	2,249	100.0	4,107	100.0	1,753	100.0	5,187	100	2,027	100

Exports by Region
Asia	192	4.4	47	2.1	133	3.2	25	1.4	435	8.4	69	3.4
North America(2)	259	5.9	90	4.0	304	7.4	78	4.4	761	14.7	215	10.6
Latin America	295	6.7	89	4.0	110	2.7	37	2.1	313	6.0	103	5.1
Europe	215	4.9	84	3.7	143	3.5	56	3.2	250	4.8	155	7.7
All Others	115	2.6	42	1.9	55	1.3	20	1.1	49	1.0	55	2.7

Total Exports	1,076	24.5	352	15.7	745	18.1	216	12.2	1,808	34.9	597	29.5

_______________________________
(1)	Total operating revenues presented above differ from such amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products (2000 – US$134 million, 2001 – US$325 million and 2002 – US$142 million).
(2)	Sales to Mexico are included in North America.

Sales by Steel Product

The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Instituto Brasileiro de Siderurgia (Brazilian Steel Institute):

	DOMESTIC MARKET SHARE (as a percentage of the market share for each product)
	2000	2001	2002
Hot-rolled Products	37.0%	37.0%	36.0%
Cold-rolled Products	28.0	29.0	30.0
Galvanized Products	73.0	61.0	59.0
Tin Mill Products	98.0	99.0	99.0

The decline in our share of the galvanized product market reflects the startup of a new galvanizing line by Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas, as well as the startup of GalvaSud and another new galvanizing project in Brazil.

Sales by Market Unit

We sell our products to manufacturers in several industries through our Commercial sector. Following is a breakdown of our domestic shipments by volume for the last three years among the five units of our Commercial sector:

	OUR SALES BY MARKET UNIT IN BRAZIL (In percentages of total domestic volume shipped)
	2000	2001	2002
Distribution	40.4%	36.9%	32.5%
Packaging	18.6	19.4	19.2
Automotive	12.6	16.7	17.5
Home Appliances/OEM	16.7	15.6	18.3
Construction	11.7	11.4	12.5

We have a particularly strong domestic and export position in the sale of tin mill products used for packaging. The customers for these products include some of the world’s most important food producers, as well as many small- and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil. No single customer accounts for more than 5% of our net operating revenues.

4. Production

Production Process

The principal raw materials for steel production in an integrated steel works are iron ore, limestone, dolomite, manganese ore, coal and coke. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in Congonhas, Minas Gerais state, 328 km from the Presidente Vargas Steelworks. The high quality of the ores mined at Casa de Pedra, with iron content ranging from 66.5% to 68%, and low extraction costs are major contributors to our lower production costs.

Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke ovens to produce coke through a distillation process. See “Item 4.B.5. Raw Materials and Transportation — Raw Materials and Energy Requirements.” This coal distillation process also produces gas as a by-product, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, the coke is transported to blast furnaces, where it is used as a combustion source, as well as a source for reducing the iron ore. In 2002, we produced about 85% of our coke needs, importing the balance. Iron ore and coke fines or other solid fuel are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. In 1997, we began operating a PCI facility, which injects low-cost pulverized coal into the blast furnaces as a substitute for a portion of the coke required (approximately one-third).

The iron ore is reduced to pig iron (the molten iron formed during the first smelting of iron ore) through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron and form liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white-hot liquid iron and melted impurities are drawn off from the bottom of the furnace. Slag (melted impurities) is granulated and sold to neighboring cement companies.

The molten pig iron is then transported to the steelmaking shop by 350-ton capacity torpedo cars and charged in basic oxygen furnaces together with scrap and fluxes. In the basic oxygen furnaces, oxygen is blown onto the liquid burden to oxidize its impurities and to lower its carbon content, thus producing liquid steel. The molten steel is conveyed from the basic oxygen furnaces into the continuous casting machines from which crude steel (i.e., rectangular shaped slabs) is produced. A portion of the slab products may be sold directly in the export market. See “Item 5.A.1. Overview — Product Mix and Prices.” In February 1996, we discontinued our use of ingot casting, an alternative method, which results in higher energy use and metal loss compared to continuous casting.

In hot-rolling, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin strip of steel from each slab is coiled and allowed to cool. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills, i.e., mills that do not require the coil to be reheated. The better surface characteristics of cold-rolled products enhances their value to customers as compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be galvanized (protected against corrosion with a zinc coating) or plated with tin or chromium for use as cans, containers and other products. Coated steel products have higher profit margins than uncoated steel products. Tin mill and galvanized products are our highest margin products.

The steel plant regularly undergoes scheduled maintenance. Typically the rolling mills and coating lines are maintained on a weekly or bi-monthly basis whereas the blast furnaces and other major operating equipment are maintained on a monthly, semi-annual or annual basis. In 2001, after 16 years of use, Blast Furnace #3 at the Presidente Vargas Steelworks went through a revamping, lasting 97 days. While Blast Furnace #3 was shut down, we also modernized Hot Strip Mill #2. We purchased 630 thousand mt of slabs to offset the production loss from the revamping of Blast Furnace #3, and the stoppage for the modernization of Hot Strip Mill #2 caused a 300 thousand-ton reduction in rolled material production, which negatively impacted export sales volume in 2001. One month after the completion of the revampings, production levels were back to the levels before the shut downs. These revampings significantly improved quality and productivity, reducing production costs. As a result of the revamping of Blast Furnace #3, annual crude steel capacity is expected to increase to approximately 5.8 million mt by the end of 2003, from approximately 5.0 million mt at the beginning of 2001. Likewise, the modernization of Hot Strip Mill #2 is expected to increase annual rolled product capacity to 5.4 million mt, from approximately 5.0 million mt.

Quality Management Program

We practice Total Quality Management, a set of techniques that have been adopted by many leading multinational companies. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization — ISO. We were awarded the ISO 9002 Certificate of Compliance in March 1993. We were awarded the ISO 9001 Certificate in December 1994 for the design and manufacture of hot-rolled flat and pickled and oiled products, cold-rolled and galvanized products, and tin mill products. The maintenance of the ISO 9001 Certificate requires satisfactory semi-annual audits by an ISO-accredited organization. In 1997, we were awarded the automotive industry’s QS 9000 Compliance Certificate for the design and manufacture of hot-rolled flat, pickled and oiled products, and cold-rolled and galvanized products. The main automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the QS 9000 standards. Our ISO 9001 and QS 9000 Certificates were renewed in February 2002.

Production Output

In 2002, we produced 5.1 million tons of crude steel. The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

	CRUDE STEEL PRODUCTION (In millions of metric tons)
	Brazil	CSN	CSN % of Brazil
2002	29.6	5.1	17.2
2001	26.7	4.0	15.2
2000	27.8	4.8	17.2
Source: Brazilian Steel Institute.

The following table contains some of our operating statistics for the periods indicated.

	CERTAIN OPERATING STATISTICS OF CSN (In millions of metric tons)
	2000	2001	2002
Production of:
Iron Ore	10.1	10.7	12.3
Molten Steel	4.9	4.1	5.2
Crude Steel (Slabs)	4.8	4.0	5.1
Hot-rolled Coils and Sheets	4.6	4.1	4.7
Cold-rolled Coils and Sheets	2.7	2.6	2.7
Galvanized Products	0.8	0.7	0.7
Tin Mill Products	1.0	1.0	1.0
Consumption of Coal for Coke Batteries	2.3	2.3	2.3
Consumption of Coal for PCI(1)	0.8	0.6	0.8
___________________
(1)	Pulverized coal injection.

5. Raw Materials and Transportation

The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, manganese ore, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials and rely on rail and road transportation and port facilities. For a breakdown of recent production costs, see “Item 5.A.1. Overview — Production Costs.”

Raw Materials and Energy Requirements

We obtain all of our iron ore requirements from our Casa de Pedra mine in Minas Gerais state, which has an installed capacity of 18.3 million tons of iron ore annually (run-of-mine or ROM) with a production ratio of 78.0%, resulting in a processing capacity of 14.3 million tons of processed iron ore. In 2002, the run-of-mine was 15.9 million tons, resulting in a final quantity of 12.3 million tons of processed iron ore. Of this total, approximately 7.5 million tons were utilized at the Presidente Vargas Steelworks and approximately 4.8 million tons were sold to third parties, consisting of approximately 2.2 million tons of sinter-feed material, 2.0 million tons of pellet feed materials and 0.6 million tons of lump ore. In addition, approximately 0.6 million tons of sinter-feed material in inventory was sold to third parties.

Based on data available as of December 31, 2002, we estimate that the Casa de Pedra mine has proven and probable reserves of 409 million tons and other mineral deposits (hematite and itabirite) of 4,078 million tons. See “Item 4.B.7. Facilities — Mines and Mineral Reserves.” Assuming current levels of production, the estimated proven and probable reserves will meet our needs for at least 26 years.

We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas Steelworks. See the map under “Item 4.D. Property, Plants and Equipment” for the location of the Casa de Pedra mine in relation to the Presidente Vargas Steelworks.

In 2002, coal purchases amounted to 3.1 million tons and accounted for approximately 18.8% of our production costs. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year. However, we negotiate price and quantity terms through a consortium of Brazilian steel producers (including our main competitors) to obtain the best price for coal. Coal contracts for the year ended June 30, 2002 resulted in a 38.5% average price increase (in U.S. dollars) for coking coal compared to the year ended June 30, 2001. The main drivers for this above-average price increase were the steel production volume increase in 2000, the energy crisis in the State of California and the reduction in supply caused by the closing of unprofitable coking coal mines around the world. Negotiations for the year ended June 30, 2003 were concluded in the beginning of July 2002. We renewed our annual coal supply contracts with an average price reduction in U.S. dollars of 8%. This reduction reflects a 4% drop in average coking coal prices and a 15% drop in average PCI coal prices. For coking coal, the reduction reflects strategic changes in the blend of coal utilized in terms of source and quality, and gains from negotiations, partially offset by an 8-13% increase in international prices for coking coal. For PCI coal, the reduction is a result of a 10% drop in international prices, favorable climatic conditions, stabilization of the California energy crisis and the incorporation of new technologies in our blast furnaces. Negotiations are currently underway for the year ending June 30, 2004.

In 2002, in addition to the approximately 1.7 million metric tons we produced, we also bought approximately 280 thousand tons of coke. Since 1997, we have been using a PCI system for our blast furnace operations that allows us to use less coke in our blast furnaces and a lower grade coal. The PCI system has reduced the cost of imported coal and our need for imported coke, thereby reducing our production costs. In 2002, we used 755 thousand tons of imported PCI coal.

If we were to increase our steel production to our 5.8 million ton capacity without increasing our coke production capacity or expanding or adjusting our PCI system, we would need to increase our imports of coke. Increased production of steel worldwide has increased demand for coke.

We obtain limestone and dolomite from our Bocaina mine at Arcos in Minas Gerais state, which produces 1.5 million tons of limestone and 0.6 million tons of dolomite on an annual basis, all of which is used in the steelmaking process. According to our internal studies, the Bocaina mine has proven and probable reserves of 90 million tons of limestone and 31 million tons of dolomite, respectively, as of December 31, 2002, which, assuming current levels of production, will meet our limestone needs for 59 years and dolomite needs for 51 years. See “Item 4.B.7. Facilities — Mines and Mineral Reserves.” See the map under “Item 4.D. Property, Plants and Equipment” for the location of the Bocaina mine in relation to the Presidente Vargas Steelworks.

Aluminum and manganese are mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate sheets, respectively. We purchase manganese, aluminum, zinc and tin typically from third-party domestic suppliers, primarily under long-term contracts. We maintain approximately a one-week reserve of such materials at the Presidente Vargas Steelworks.

In our production of steel, we also consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by White Martins Gases Industriais S.A. under long-term contracts from gas production facilities located on the grounds of the Presidente Vargas Steelworks.

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian Government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$1.9 million (US$0.6 million).

Steelmaking requires significant amounts of electricity to power rolling mills and energy to convert coal to coke. In 2002, the Presidente Vargas Steelworks consumed approximately 2.4 million MW hours of electric energy or 468 kilowatt hours per ton of steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 10% of the overall consumption of electricity in Rio de Janeiro state. Until 2000, we purchased over 95% of our electric energy needs from Light. In order to reduce our reliance on Light and to improve the reliability and price stability of our electric energy supply, we constructed a 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and invested in the Itá and Igarapava hydroelectric facilities. In October 2000, we achieved self-sufficiency in electric energy supply, with the receipt of 238 MW from the thermoelectric co-generation power plant, 167 MW from Itá and 22 MW from Igarapava.

We sell the electric energy generated by the thermoelectric co-generation power plant or taken from Itá or Igarapava that is in excess of our needs in the MAE. A severe drought in Brazil’s northeastern and southeastern regions in 2000 and 2001 reduced hydroelectric generation. The drought and an energy rationing program imposed by the Brazilian Government caused electric energy prices to increase substantially in 2001. As a result, our sales of excess electric energy generated operating revenues of over US$200 million in 2001. With the ending of the drought and the rationing program, electric energy prices declined substantially. In addition, with increased steel production, we consumed more of the electric energy we generated or took from Itá. As a result, operating revenues from our sales of excess electric energy decreased US$200 million to US$30 million in 2002 from US$230 million in 2001, and we are currently not selling any significant amounts of electric energy. See “Item 3.D.1. Risk Factors Relating to the Steel Industry and CSN – Collectibility and Timing of Payment of Receivables from Sales of Electric Energy” and “Operating Revenues” under “2002 Compared to 2001” and “2001 Compared to 2000” in “Item 5.A.2. Operating Results.”

As discussed under “Item 4.B.6. Investment Programs — Infrastructure Investments — Electricity Distribution and Generation,” we have announced that we are considering selling the thermoelectric co-generation power plant at the Presidente Vargas Steelworks and our interest in the Itá hydroelectric facility. In connection with any such transactions, we would attempt to include arrangements to guarantee our supply, such as entering into long-term power purchase agreements with the purchasers of these assets.

In addition to electricity, we consume natural gas, principally in our hot-stripping lines. Cegrio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petróleo Brasileiro S.A. – Petrobrás, the Brazilian national oil company.

Transportation

Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Rail transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas Steelworks and steel products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in Minas Gerais state are transported by railroad to the Presidente Vargas Steelworks for processing into steel. The distances from such mines to the Presidente Vargas Steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Sepetiba, 90 km west of the City of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we have participated in the privatization of certain railway systems. See “Item 4.B.6. Investment Programs — Infrastructure Investments — Railways.” We export principally from the ports of Sepetiba and Rio de Janeiro, and import coal and coke through the port of Sepetiba, all in Rio de Janeiro state. The coal terminal of the port of Sepetiba has been operated by us since August 1997. See “Item 4.B.6. Investment Programs — Infrastructure Investments — Port Facilities.”

6. Investment Programs

Capital Improvement Program

Under our capital improvement program, we aim to increase productivity, improve quality, and move our product mix towards higher margin items, while reducing costs and making environmental improvements.

We spent approximately US$250 million in 2000, US$275 million in 2001 and US$174 million in 2002, and expect to spend approximately US$40 million in 2003, for our capital improvement program. In addition to this program, we invested US$127 million in 2000, US$155 million in 2001 and US$90 million in 2002 to maintain our operational capacity (e.g., equipment revamping, spare parts, building repairs, equipment automation and information technology).

To achieve our goals of increased productivity and improved quality, one of the main objectives under our capital improvement program is to engineer our installed capacity in order to produce a product mix that attempts to best match both Brazilian and world demand for steel. This program is currently focused on increasing the capacity of certain of our mill operations to produce higher quality, value-added products such as cold-rolled and hot-dip galvanized steel products. As a result, we have sought to acquire state-of-the-art processing technology and equipment from leading companies in the steel industry. We have made certain acquisitions from companies in Japan, Western Europe and the United States and plan further acquisitions as part of our capital improvement program.

Specific projects already completed under the capital improvement program include the installation of sub-lance and combined-blowing in the basic oxygen furnace, the conversion to 100% continuous casting production of slabs, the installation of electrostatic precipitators for the Nos. 2, 3 and 4 sinter plants, the installation of PCI technology and the installation of hydrogen high-convection batch annealing furnaces.

The principal components of our capital improvement program in 2001 and 2002 were:

  the revamping of Blast Furnace #3, reflecting an investment of R$412 million (US$213 million), of which R$219 million (US$112 million) was invested in 2001 and R$17 million (US$6 million) in 2002. This revamping included various structural alterations based on new cooling technologies and the use of thinner refractory bricks. With the increase in volume, the revamping will result in an expansion of annual crude steel production capacity from 5.0 million tons at the beginning of 2001 to 5.8 million tons by the end of 2003.

  the modernization of Hot Strip Mill #2, reflecting an investment of R$366 million (US$180 million), of which R$257 million (US$131 million) was invested in 2001 and R$45 million (US$15 million) in 2002. The new technologies installed allow the improvement of product dimensions and shapes in order to comply with the most demanding of client specifications. In addition, the entire production control was automated, thus increasing the effective rolled product capacity from 5.0 to 5.4 million tons.

  an investment of US$38 million in 2001 and US$18 million in 2002 in environmental projects to fulfill an accord with the environmental protection agency of Rio de Janeiro state, Fundação Estadual de Engenharia do Meio Ambiente – FEEMA.

The principal component of the capital improvement program in 2003 will be the completion of CSN Paraná. For a discussion of our obligation to make environmental expenditures, see “Item 4.B.11. Government Regulation and Other Legal Matters — Environmental Regulation.”

In addition to the capital improvement program, we continue to consider possible acquisitions, joint ventures or greenfield projects to increase our steel producing capabilities.

Investments in Downstream Opportunities, New Products and Market Niches

We are implementing our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity for products for sale to the automotive sector and by investing in a pickling line, cold-rolling mill, annealing facilities and galvanizing line for production of steel for the construction and home appliance industry sectors.

In February 1998, we purchased two steel distributors, INAL and the steel distribution business of Emesa S.A. Indústria e Comércio de Metais, named Intermesa Participações S.A. – Intermesa, following the acquisition, in order to enter into the downstream steel distribution business. Intermesa was merged into INAL in May 1998. INAL and Intermesa were respectively Brazil’s sixth and ninth largest flat steel distributors. INAL is now Brazil’s second largest flat steel distributor.

In May 1998, we and Thyssen-Krupp formed a joint venture company, GalvaSud, to produce and sell galvanized steel Galvanew®, laserweld and pre-stamped parts for the automotive industry sector described above. The galvanizing line began producing in December 2000, and the service center, which produces pre-cut, pre-stamped and pre-painted galvanized material, started in March 2001. Currently, production capacity is approximately 300 thousand mt, and full capacity of 350 thousand mt should be reached by the end of 2003. Total investment in GalvaSud is approximately US$236 million.

We are constructing CSN Paraná to produce and supply plain and formed galvanized products, galvalume and pre-painted steel products for the construction and home appliance industries. It is estimated that our total investment in this project will be approximately US$237 million. The first part of this project — the galvanizing line — is expected to be completed by the end of June 2003. The second phase — the pickling line — is expected to be running by the end of 2003. The plant has an annual design capacity of 330 thousand mt of galvanized products and galvalume, 100 thousand mt of pre-painted product (which can use cold rolled or galvanized steel as raw material) and 220 thousand mt of pickled coils in excess of the coil required for the galvanized products and galvalume.

In December 2000, we inaugurated a service center at CSN Paraná (in which we invested US$17 million). In April 2003, this service center was combined with INAL’s operations.

As part of our strategy of exploring other markets for potential expansion, in July 2001 CSN LLC purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for approximately US$50 million and the assumption of US$19 million of debt. Construction of the facility, which cost approximately US$250 million, was completed in January 2000, but because of production and marketing difficulties, the facility never operated at more than a fraction of its designed capacity. As a result, Heartland Steel filed for bankruptcy protection in January 2001. CSN LLC’s parent borrowed US$175 million to finance the acquisition and provide anticipated working capital and interest payments for two years. We expect to exercise our option to acquire all of the membership interests in CSN LLC in July 2003 for a price equal to such borrowings. In the future, we will integrate this facility with a new or to be acquired hot strip mill or secure long-term tolling arrangements. A new hot-rolling facility could require an investment of approximately US$150 million. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them tolled into hot coils by American steel producers.

Under the protectionist measures issued by the President of the United States on March 5, 2002 under Section 201 of the U.S. Trade Act of 1974 and described under “Item 4.B.11. — Government Regulation and Other Legal Matters — Antidumping Proceedings —United States,” Brazil is entitled to an initial annual quota of 2.5 million mt of slabs. The quota increases by approximately 235 thousand mt annually and is scheduled to terminate in 2005. Our share of the Brazilian quota is enough to supply CSN LLC with its needs to run its galvanizing line at full capacity.

As part of our strategy to expand into the tin-coated products market, we acquired 100% of the shares of Metalic for R$108.5 million, indexed as of July 1, 2002 by the General Market Price Index announced by Fundação Getúlio Vargas (US$30 million), plus interest of 12% per year, to be paid in 12 monthly and successive installments, commencing November 2002. Metalic was purchased from the Steinbruch family in a transaction at arm’s length. Metalic is the only two-piece steel can producer in Brazil. It has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. Currently, we are the main DWI steel supplier to Metalic.

We have agreed to acquire, for approximately €10.8 million, a 50% stake in Lusosider, a producer of dipped galvanized products and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces annually approximately 200 thousand tons of galvanized products and 70 thousand tons of tin plate. Its main customers include service centers and the food and beverage can making and steel packaging industries. Around 86% of its sales are made on the Iberian Peninsula. Corus owns the other 50% of Lusosider. We expect to complete the acquisition of Lusosider by the end of June 2003.

Infrastructure Investments

We intend to control production costs and secure reliable sources of raw materials, energy and means of transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments are set forth below.

Electricity Distribution and Generation

Thermoelectric Co-Generation Power Plant. We completed construction of the 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Our US$298 million investment in this project, which represents one of the largest undertakings ever in private thermoelectric power generation in Brazil, was financed entirely with long-term loans from the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian development bank. Since October 2000, the plant has provided the Presidente Vargas Steelworks with approximately 60% of its electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with process steam and blown air for the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel processing gases into the atmosphere. The plant was constructed in accordance with the most stringent international environmental standards, meeting and surpassing applicable Brazilian environmental standards.

In line with our strategy to sell investments that are not directly related to our core steel business, we have announced that we are considering the sale of the assets comprising our thermoelectric co-generation power plant. In connection with any such sale, we would attempt to include arrangements to guarantee our supply, such as entering into long-term power purchase agreements with the purchasers of these assets.

Itá Hydroelectric Facility. We and Tractebel Energia S.A. (“Tractebel”) each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of Itá Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning under a 30-year concession 60.5% of, the Itá hydroelectric facility on the Uruguay river in southern Brazil. Tractebel owns the remaining 39.5% of Itá. ITASA has been responsible for the construction of the Itá plant, while Tractebel has been responsible for environmental matters, such as property condemnations and resettlements. Tractebel is also responsible for the plant operation and maintenance.

The power facility was built under a project finance structure with an investment of approximately US$860 million. The long-term financing for the project was closed in March 2001 and consisted of R$168 million (US$78 million) of debentures issued by ITASA, a R$300 million (US$144 million) loan from private banks and R$242 million (US$116 million) of direct financing from BNDES. The sponsors have invested approximately R$340 million (US$306 million) in the project.

Itá has an installed capacity of 1450 MW, with a firm guaranteed output of 668 MW. The last of five 290 MW units became operational in February 2001.

We and the other shareholders of ITASA have the right to take our pro rata shares (based on our interests in the project) of Itá’s output pursuant to 15-year power purchase agreements, often referred to as a PPA, at a fixed price per MW hour, adjusted annually for inflation. Beginning in October 2000, we have used our 167 MW take from Itá to supplement the energy supplied by the thermoelectric co-generation power plant at the Presidente Vargas Steelworks and sold the excess. Since October 2002, we have used all of our Itá take internally.

In line with our strategy to sell investments that are not directly related to our core steel business, on August 31, 2001, we announced that we are considering the sale of our stake in ITASA. In connection with any such sale, we would attempt to include arrangements to guarantee our supply, such as entering into long-term power purchase agreements with the purchasers of these assets.

Igarapava Hydroelectric Facility. We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais – CMM, Mineração Morro Velho Ltda. – MMV, and Companhia Energética de Minas Gerais – CEMIG. The last of five 42 MW units became operational in September 1999, when the plant attained its full installed capacity of 210 MW, corresponding to 126 MW of firm guaranteed output. We have used part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines. The balance is consumed by the Presidente Vargas Steelworks or sold in the MAE.

Light. Pursuant to an agreement entered into on December 11, 2000, we sold our interest in Light to AES Corporation and EDF International S.A., controlling shareholders of Light, for US$362 million. Light supplies electric energy in 30 municipalities of Rio de Janeiro state and was, until the 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks came fully on stream in October 2000, our principal source of electricity. The financial closing occurred in January 2001. In accordance with SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets,” the sale was recorded in 2001. Our results for 2001 include a gain, net of income taxes, of US$150 million from the sale.

Railways

Central-Eastern Railway System. We own 11.9% of Ferrovia Centro-Atlântica S.A. – FCA, which has the lease to operate, through the year 2026, the assets of the central-eastern railway system. The central-eastern railway system covers 7,080 km of track extending into Sergipe, Bahia, Espírito Santo, Minas Gerais, Goiás and Rio de Janeiro states and Brasília. In addition to serving other customers, the line transports limestone and dolomite from our mines at Arcos in Minas Gerais state to the Presidente Vargas Steelworks and transports our exports to the port of Angra dos Reis. Our transport volumes represent approximately 11% of the central-eastern railway system’s total volume. As of December 31, 2002, R$253.5 million (US$71.7 million) remained payable over the remaining 24-year life of the lease. The present value of the lease, on December 31, 2002, was R$73.7 million (US$20.9 million). While we have joint and several liability with the other principal FCA shareholders for the full payment amount, we expect that FCA will make the lease payments through internally generated funds and proceeds from borrowings. In August 1998, FCA successfully bid for the concession to operate, for a term of 25 years, the Port of Angra dos Reis. CVRD is also a shareholder of FCA.

In April 2003, we announced our intention to sell our stake in FCA to CVRD for R$1 million (US$0.3 million) and enter into a 10-year contract with FCA to transport limestone and dolomite from our mines to the Presidente Vargas Steelworks.

Southeastern Railway System. We own 32.2% (18.6% of the voting capital) of MRS Logística S.A. – MRS, which has a lease to operate, through the year 2026, the assets of Brazil’s southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo — Rio de Janeiro — Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais state to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Cosipa and Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais state and coke and coal from the port of Sepetiba in Rio de Janeiro state to the Presidente Vargas Steelworks and transports our exports to the ports of Sepetiba and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Sepetiba, which should handle most of our steel exports in the near future. Our transport volumes represent approximately 19% of the southeastern railway system’s total volume. As of December 31, 2002, R$2,952 million (US$835 million) remained payable over the remaining 24-year life of the lease. The present value of the lease, on December 31, 2002, was R$1,154.5 million (US$326.7 million). While we have joint and several liability with the other principal MRS shareholders for the full payment amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

Northeastern Railway System. We have a 32.4% interest in Companhia Ferroviária do Nordeste – CFN, which has a lease to operate for a period of 30 years the assets of Brazil’s northeastern railway system. The northeastern railway system covers 4,535 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2002, R$49.0 million (US$13.9 million) remained payable over the remaining 25-year life of the lease. The net present value of the lease on December 31, 2002 was R$26.1 million (US$7.4 million). We have joint and several liability with the other principal CFN shareholders for the full payment amount. CVRD and the Steinbruch family are also shareholders of CFN. See “Item 7.A. Major Shareholders” and “Item 6.A. Directors and Senior Management.”

In connection with the announcement of our proposed sale of our interest in FCA to CVRD, we also announced our intention to acquire, together with the Steinbruch family, CVRD’s stake in CFN. The transaction would involve a disbursement by CVRD of R$100 million (US$33 million). Upon completion of the transaction, we will own 49% of CFN.

Port Facilities

Coal Terminal. In April 1997, we successfully bid for the concession to operate, for a 25-year term that is renewable for another 25 years, the coal terminal at the port of Sepetiba at a final cost to us of R$37 million (US$34 million). Since then, we have invested an additional R$58 million (US$36 million) in modernizing the terminal and bringing it into compliance with environmental regulations. We import all of our coal requirements through the Sepetiba coal terminal, which is located in Rio de Janeiro state. Under the terms of the concession, we undertook to transport at least 3.4 million metric tons of coal and coke through the terminal annually, as well as to transport shipments of third parties.

Container Terminal. In September 1998, we and CVRD each acquired a 50% interest in Sepetiba Tecon S.A. – TECON, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba. The container terminal is one of four terminals, including the Sepetiba coal terminal, which form Sepetiba Port. Sepetiba Port, in turn, is connected to the Presidente Vargas Steelworks by the southeastern railway system. We and CVRD each contributed R$19.5 million (US$16.6 million) to the acquisition of the concession. As of December 31, 2002, R$161.8 million (US$45.8 million) remained payable over the next 23 years. The present value of the concession, on December 31, 2002, was R$65.3 million (US$18.5 million). TECON invested R$48.2 million (US$26.3 million), R$45 million (US$19.1 million) and R$1.4 million (US$0.5 million) in the container terminal in 2000, 2001 and 2002, respectively. TECON began operations in September 1999 and is expected to reach a nominal capacity of 600 thousand containers per year by 2008. We intend to concentrate on the export of our steel products through the port. Approximately 65% of the total steel products that we exported in 2002 were shipped through TECON.

In connection with the announcement of our proposed sale of our interest in FCA to CVRD and our proposed purchase of CVRD’s interest in CFN, we also announced our intention to acquire CVRD’s stake at TECON for R$81 million (US$26 million).

Investment in CVRD

Until 2001, we held an interest in CVRD, Latin America’s largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our interest in Valepar for US$1.3 billion to Bradespar S.A., Bradesplan Participações S.A. – Bradesplan, and Litel Participações S.A. – Litel, a special purpose company established by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, and other pension funds. The financial closing occurred in March 2001. In accordance with SFAS No. 125, the sale was recorded in 2001. Our results for 2001 include a gain, net of income taxes, of US$436 million from the sale.

7. Facilities

Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro state, began operating in 1946. It is an integrated facility covering approximately 3.8 square km and containing five coke batteries (three of which are currently in operation), four sinter plants (three of which are currently in operation), three blast furnaces (two of which are currently in operation), a basic oxygen furnace steel shop, which is also referred to as a BOF shop, with three converters (all in operation), four continuous casting production lines (three of which are currently in operation), two hot strip mills (one of which is in operation), three cold strip mills, two continuous pickling lines, a continuous annealing line for sheet steel, three continuous galvanizing lines, four continuous annealing lines for tin mill products and six electrolytic tinning lines. As a result of the revamping of Blast Furnace #3 and the modernization of Hot Strip Mill #2 during 2001, by the end of 2003 our annual crude steel capacity is expected to increase to approximately 5.8 million mt, from approximately 5.0 million mt at the beginning of 2001, and our annual rolled product capacity is expected to increase to approximately 5.4 million mt, from approximately 5.0 million mt.

Our major operational units and corresponding production capacities as of May 2003 are set forth in the following chart:

EFFECTIVE CAPACITY
	Metric tons	Equipment
	per year	in operation
Process
Coking plant	1,650,000	3 batteries
Sintering plant	5,950,000	3 machines
Blast furnace	5,200,000	2 furnaces
BOF shop	5,500,000	3 converters
Continuous casting	5,400,000	3 casters
Finished Products
Hot strip mill	5,100,000	1 mill
Cold strip mill	2,800,000	3 mills
Galvanizing line	800,000	3 lines
Electrolytic tinning line	1,060,000	6 lines

In addition, White Martins Gases Industriais S.A., one of the largest industrial chemicals manufacturers in Brazil, completed in 1996 the construction of a captive gas production facility, with a daily capacity of 2,100 tons, on the premises of the Presidente Vargas Steelworks. The facility is designed to supply oxygen, nitrogen and argon to our steelmaking shop. In 2002, we used 887 thousand tons of oxygen to produce 5.1 million tons of crude steel.

Mines and Mineral Reserves

We have concessions to mine iron ore, limestone, dolomite and manganese. At the present time, we believe it is more cost efficient to purchase manganese on the local market. As a result, we do not currently operate any of the manganese concessions.

We are currently engaged in an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine in Congonhas, Minas Gerais state. The study consists of two phases. Phase one, which was completed during 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site.

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines as of December 31, 2002, reflecting the results of the phase two reserve study. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES

	Proven and Probable Reserves(1)					Other Mineral Deposits(2) (Hematite and Itabirite)
Mine Name and Location	Ore Tonnage(3) (millions of tons)		Grade(4)	Rock Type	Recoverable Product(5) (millions of tons)	Tonnage (millions of tons)
	Proven(6)	Probable(7)
Iron:
Casa de Pedra	178	231	60.4% Fe	Hematite (70%)	319	4,078
Congonhas, Minas Gerais				Itabirite (30%)
	Proven+Probable
Limestone:
Bocaina	90		52% CaO(8)	—	90	N/A
Arcos, Minas Gerais			2% MgO(9)	—
Dolomite:
Bocaina	31		35% CaO(9)	—	31	N/A
Arcos, Minas Gerais			17% MgO(8)	—
_____________________________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Other Mineral Deposits includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
(6)	Proven (measured) reserves means reserves for which: (i) quantity is computed from dimensions revealed in outcrops trenches, workings or drill holes; grade and/or quality are estimated from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.
(7)	Probable (indicated) reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume between points of observation.
(8)	Minimum.
(9)	Maximum.

We have a 100% ownership interest in each of our mines. In addition, each mine is an “open pit” mine. See the map under “Item 4.D. Property, Plants and Equipment” for the location of the mines in relation to the Presidente Vargas Steelworks.

Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra mining facility located at Congonhas, Minas Gerais state. This mining facility has an installed annual run-of-mine capacity of approximately 18.3 million tons. Assuming current levels of production, the estimated proven and probable reserves will meet our needs for at least 26 years. The Casa de Pedra mining facility is located 328 km from the Presidente Vargas Steelworks.

In connection with the sale of its 10.3% interest in us, CVRD obtained a 30-year right of first refusal to purchase any production of iron ore from our Casa de Pedra mine in excess of our and our affiliates’ needs. CVRD also has a right of first refusal to buy the Casa de Pedra mine if we decide to sell it. For a description of the agreement, see “Item 10.C. Material Contracts.”

Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, Minas Gerais state. This mining facility has an installed annual production capacity of approximately four million tons. We believe that the mining facility has sufficient limestone and dolomite reserves to supply adequately our steel production, at current levels, for more than 59 and 51 years, respectively. The mining facility is located 455 km from the Presidente Vargas Steelworks.

8. Competition

Both the worldwide and the Brazilian steel markets are intensely competitive. The primary competitive factors in these markets include quality, price, payment terms and customer service. Moreover, continuous advances in materials sciences and resulting technologies have given rise to new products that pose competition for traditional steel products. These steel substitutes include plastics, aluminum, ceramics, glass, concrete and new steel products.

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service. Although we compete with other integrated Brazilian steel mills, we have not experienced significant import competition in Brazil from foreign steel companies. Several foreign steel companies, however, are significant investors in Brazilian steel mills.

The following table sets forth the production of crude steel by Brazilian companies:

	2000		2001		2002
	Ranking	Production	Ranking	Production	Ranking	Production

		(in million tons)		(in million tons)		(in million tons)
CSN*	1	4.8	3	4.0	1	5.1
Companhia Siderúrgica de Tubarão – CST*	2	4.8	1	4.8	2	4.9
Usinas Siderúrgicas de Minas Gerais S.A.
– Usiminas*	3	4.4	2	4.6	3	4.6
Companhia Siderúrgica Paulista – Cosipa*	5	2.7	6	2.5	4	3.9
Gerdau S.A.*(1)	4	3.4	4	3.5	5	3.6
Companhia Siderúrgica Belgo Mineira*	7	2.6	5	2.7	6	2.8
Aços Minas Gerais S.A. – Açominas*	6	2.6	7	2.4	7	2.4
Others		2.5		2.2		2.3

TOTAL		27.8		26.7		29.6

_____________________________
Source:	Brazilian Steel Institute
*	Indicates integrated producer
(1)	Gerdau is partly integrated, but the bulk of Gerdau’s steel production comes from non-integrated plants.

Only CSN, Usiminas and Cosipa produce flat-rolled carbon steel products in sizeable quantities. We believe that we have the following competitive advantages over our Brazilian competitors:

  Our focus on selling high margin products, such as tin plate and galvanized products, in our product mix;

  Our ownership of iron ore reserves compared to our domestic competitors’ purchase of their iron ore requirements from CVRD;

  Our thoroughly developed logistics infrastructure; from our iron ore mine to our steel mill to, finally, our ports; and

  Our start up of GalvaSud will provide material for exposed auto parts, using hot-dip galvanized steel, a trend in this industry. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment. Usiminas also has a new hot-drip galvanizing line.

Our Brazilian competitors have recently completed construction of additional steel processing capacity in Brazil. These include Usiminas’ completion in 2000 of a 400 thousand mt galvanizing line and a 600 thousand mt continuous annealing line for sheets, and CST’s completion at the end of 2002 of a 2.0 million mt hot-strip mill. In addition, a joint venture between CST and Arcelor SA, the world’s largest steel producer, expects to complete a 400 thousand mt galvanizing facility by the second half of 2004.

Competitive Position — Global

During 2002, Brazil was the eighth largest producer of crude steel in the world with a production output of 29.6 million tons and a 3.3% share of total world production. Brazil accounts for more than 50% of total steel production in Latin America, with 2002 production more than twice that of Mexico and approximately 32% the size of U.S. production. In 2000, the last year for which comparative data are available, Brazil was the tenth largest steel exporter in the world, behind Japan, Russia, Germany, Ukraine, Belgium-Luxembourg, France, Korea, Italy and China, and the fourth largest net exporter after Russia, Japan and Ukraine. In 2002, Brazil’s 11 million tons of exports of finished and semi-finished steel products accounted for approximately 5% of total global steel exports.

We, Brazil’s largest steel manufacturer, compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin, high demand steel products such as tin mill and galvanized steel, although lower value-added, lower margin hot-rolled products and slabs constitute a higher percentage of our export sales than of our domestic sales. We have relatively low-cost labor available and own high-grade iron ore reserves that more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our competitive viability in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See “Item 4.B.11. Government Regulation and Other Legal Matters — Antidumping Proceedings” for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and low-cost labor and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. As a result of these advantages, Brazil has some of the lowest steel production costs in the world.

Similar to what happens in most countries, the domestic price of steel in Brazil has historically been higher than in international markets. This differential, however, is generally not large enough to compensate for the cost of transporting steel to Brazil (including high port costs) from producers in Asia, Europe and North America. The low production costs in Brazil are another barrier to foreign steel imports. Consequently, most of the steel sold in the Brazilian steel market is manufactured by Brazilian producers, and we do not believe that sales in Brazil by foreign producers will increase significantly or that steel prices in Brazil will decrease significantly because of competition from foreign steel producers.

Greenfield competition from new market entrants would be discouraged by existing participants’ ties to sources of raw materials and well-established distribution networks.

9. Research and Development

Until 1999, our research and development center at Volta Redonda employed around 70 employees and focused on product and process development. Subsequently, the research and development center, which now employs almost 90 employees, has been restructured to work closely with customers. One of the new features of this unit is the resident engineer concept, where key customers receive our engineers to help them make better use of our steel. This new unit works closely with the newly created Commercial sector, focusing on product improvements and developments that will meet the needs of our customers.

Expenditures for research and development for the years ended December 31, 2000, 2001 and 2002 were US$9.0 million, US$8.0 million and US$8.0 million, respectively. New products developed under our research and development program since 1997 include: Galvanew®, electrical steel (a cold-rolled steel used for electric motors), a series of high-strength, low-alloy, hot-rolled steels (used for pipes, steel structures, agricultural appliances, gas containers and automobile wheels), cold-rolled and galvanized steels (used for automobiles, construction and home appliances) and tin mill products for two-piece cans.

We have entered into technical assistance contracts with a number of foreign steel companies and technical cooperation agreements with various universities and research institutes to provide us with assistance and advice from time to time related to specific products and processes. In addition, we have various patent applications pending before, and own various patents approved by, the Brazilian National Institute for Industrial Properties. We also own licenses for patents relating to a number of our products and processes.

10. Insurance

We maintain “all risk” insurance, including business interruption insurance, at the Presidente Vargas Steelworks. For our mining facilities and port operations, we maintain insurance that we believe adequately covers the principal risks of operating these facilities. In addition, we maintain transportation risk insurance, as well as general third party liability insurance. We also insure our hydroelectric, electricity distribution, railways, coal and container terminal investments.

11. Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal laws and regulations governing environmental obligations and liabilities. We are committed to controlling the substantial environmental impact caused by steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe that we are in substantial compliance with applicable environmental requirements.

The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level.

We provide for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We do not anticipate that costs for environmental lawsuits, to the extent not previously provided for, will have a material adverse effect on our consolidated financial position. The actual provision for environmental contingencies relates mainly to penalties and lawsuits imposed on our coal mines, which have been decommissioned since 1989, and fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks.

We operate an environmental department managed under an EMS – Environmental Management System, compliant with ISO 14001 requirements. We received the ISO 14001 Certificate for our iron ore mining operations in December 2000 (with certification renewed in 2001 and 2002) and for our steelmaking units and limestone mining operations in December 2002.

Since privatization, we have invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2000 – R$172.5 million (US$94.3 million); 2001 – R$150.9 million (US$64.2 million); and 2002 – R$123.0 million (US$42.1 million). Of the R$123.0 million (US$42.1 million) spent in 2002, capital expenditures constituted R$52.6 million (US$18.0 million) and environmental maintenance and operating costs constituted R$70.4 million (US$24.1 million).

We signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the state of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, we were obligated to make over the next three years expenditures aggregating R$181 million (US$101 million) on 130 items, which include environmental technology and construction of new equipment to control soil, air and water pollution. We also agreed in the amendment to spend R$14 million (US$5 million) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”).

As of December 31, 2002, we had invested under the FEEMA Accord an aggregate of R$250 million (US$121 million based on the average exchange rate of cash disbursement), completing all 130 items, and spent R$13 million (US$6.2 million) on new infrastructure and community services. Some residual expenditures required under the FEEMA Accord are expected to be made through 2003. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and our continuing compliance with the FEEMA Accord, environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20 million) are currently suspended. These fines will be dismissed if FEEMA can verify that we have completed the 130 actions and expenditures required by the FEEMA Accord and the agreed Compensatory Measures: doubling the local water treatment plant facility (completed in May 2001), building a sanitary landfill (completed in March 2003) and donating land for the construction of a wastewater plant for the city of Volta Redonda (concluded in December 2000). The final audit was carried out in January and February 2003, and on May 6, 2003, FEEMA declared that we have completed all of our obligations. Accordingly, we expect FEEMA to cancel the fines in the coming months, when it completes its administrative procedures.

We also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, we invested R$1.4 million (US$0.8 million) in an environmental quality program designed to preserve the environment and provide assistance to the Volta Redonda community. The program’s priority is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program has been suspended since 2000 as a result of an appeal by the state public attorney’s office. The January 1995 Accord also requires funds to be allocated to protect one of the last Atlantic rainforest reserves in the city of Volta Redonda and the several endangered species inhabiting it.

On November 30, 2001, we entered into a term of commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), establishing a two and a half-year period to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations. Pursuant to the SEMADS Accord, we have installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the SEMADS Accord is R$5 million (US$2 million), of which approximately R$2 million (US$0.6 million) remains to be spent in 2003.

Prior to 1990, we operated coal mining facilities in Santa Catarina state. As a part of these operations, we and other companies used waste ponds for mine tailings. The state environmental authority has required us and the other companies to take environmentally corrective action to restore the ponds. We have developed and have begun to implement a restoration plan with a total projected cost of approximately R$10 million (US$6 million). In 2001, this effort remedied the first areas with good results. The aggregate amount of expenditures on this remediation in 2001 was R$0.8 million (US$0.3 million). Other sites were remedied during 2002, with a total expenditure of R$0.7 million (US$0.2 million).

Mining Concessions

Our mining operations are governed by the Brazilian Constitution and the Mining Code and are subject to the laws, rules and regulations promulgated pursuant to the Constitution and the Code. Under the Brazilian Constitution, all mineral resources belong to Brazil. Our mining activities at the Casa de Pedra mine are based on our holding of a Manifesto de Mina, which gives a party full ownership over the mineral deposits existing within its property limits. Our mining activities at the Bocaina mine are based on a concession which gives a party the right to mine for as long as ore reserves exist.

The Mining Code and the Brazilian Constitution impose on mining companies, such as us, requirements relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located. The Mining Code also imposes certain notification and reporting requirements.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law 8884/94 (“Lei de Defesa da Concorrência,” or “Competition Defense Law”), the Secretaria de Direito Econômico of Brazil’s Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the Conselho Administrativo de Defesa Econômica – CADE determines companies have acted collusively to raise prices, CADE has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian Government sources and bar them from bidding on public works projects. In addition, CADE has the authority to disallow mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

Following an investigation begun in 1997, the Secretaria de Direito Econômico, acting under its authority described above, indicated that there are grounds to believe that we, Usiminas and Cosipa acted collusively in violation of Brazilian antitrust law in raising prices of hot-rolled and cold-rolled steel products in April 1997. The case was referred to CADE for a final decision. In 1999, CADE ordered the three companies to pay a fine equivalent to 1% of their gross revenues for 1996. We have challenged CADE’s decision in a judicial proceeding, and payment of the fine has been stayed pending the outcome of this proceeding.

Antidumping Proceedings

Over the past several years, exports of steel products from various countries and companies, including Brazil and CSN, have been the subject of anti-dumping, counter-vailing duty and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies’ abilities to access these markets. To date, however, the investigations have not had a significant impact on our export volume, either because the quantities that we exported were small or because we have found new markets to replace the ones affected by the protectionist activities of the governments of importers. In fact, our total export volume increased 68% from 2000 to 2002, reflecting our shift in focus more towards the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market.

Following are summaries of the investigations and other protectionist actions taken by those jurisdictions in which our sales accounted for more than 1% of our total sales volume in 2002. In addition, protectionist measures have been taken in Argentina, Canada, Chile, Venezuela, Malaysia and Hungary. The widespread adoption of protectionist measures, even if by countries that have not been important markets for us, could nevertheless adversely impact the international markets for our products.

United States

“Safeguard” Measures. Under Section 201 of the U.S. Trade Act of 1974, the U.S. Trade Representative, known as USTR, may request that the U.S. International Trade Commission, known as the ITC, investigate the impact of imports on an industry in the United States. If the ITC determines that imports are a “substantial” cause of “serious” injury to U.S. producers, the ITC may recommend that the President of the United States implement safeguard measures, such as increased tariffs on the imported products at issue. Unlike antidumping (“AD”) or countervailing duty (“CVD”) cases, remedies under Section 201 apply to targeted imports regardless of country of origin. Section 201 relief is generally granted for three or four years, during which the domestic industry is expected to restructure itself so as to compete internationally. The President may, however, extend relief for an additional period of four years.

On March 5, 2002, following USTR’s request that the ITC conduct an investigation into steel imports and the ITC’s recommendations, the President imposed relief measures on 14 steel product categories, covering most products imported into the U.S. and most exporting sources, including Brazil. The measures, which will be in force for three years, were applied to all of our product categories except tin mill products. Tariffs of 30% for the first year, decreasing to 24% and 18% in the second and third years, were imposed on hot-rolled, cold-rolled and galvanized flats. A quota for slabs of 4.9 million metric tons for the first year, increasing to 5.4 million metric tons in the second and 5.8 million metric tons in the third year was established, with tariffs of 30% for the first year, 24% for the second and 18% for the third year to be applied to volumes over the quota.

Approximately 2.5 million tons of the initial slab quota was allocated to Brazil, reflecting the level of Brazilian exports prior to the imposition of the relief. Our share of the Brazilian quota is enough to supply CSN LLC with the slabs it needs to run its galvanizing line at full capacity. Since the quota increases by approximately 200 thousand mt annually and is scheduled to terminate in 2005, we do not believe that the quota will impede any future expansion of CSN LLC’s capacity, since any contemplated expansion would take two to three years to complete.

Several countries lodged complaints against the U.S. safeguard measures with the World Trade Organization, known as the WTO. In March 2003, the WTO ruled in their favor. We are unable to predict what the U.S. response will be to the WTO ruling.

Antidumping and Countervailing Duties. In September 1998, U.S. authorities initiated AD and CVD investigations on hot-rolled steel sheet and coils imported from Brazil and other countries. On February 19, 1999, the U.S. Department of Commerce reached a preliminary determination on the AD and CVD margins, on which AD and CVD duties are based, with respect to hot rolled steel sheets. Our preliminary margins were determined as follows: AD – 50.7% and CVD – 6.6%. On July 6, 1999, Brazil and the United States signed a five-year suspension agreement that became effective as of October 1, 1999. Under this suspension agreement, a ceiling on Brazilian hot-rolled exports to the United States was fixed at 295 thousand tons per year. A minimum price of US$327 per ton (DDP-delivery duty paid) was also fixed, subject to quarterly review by the Department of Commerce. As a result of the suspension agreement, we have not exported any hot-rolled products to the United States in recent years. On February 11, 2002, the Commerce Department terminated the suspension agreement, reinstating AD and CVD margins of 41.27% and 6.35%. While the resulting duties are in effect, we do not expect to export any substantial amount of hot-rolled products to the United States.

On July 19, 1999, the ITC determined preliminarily that Brazilian cold-rolled exports were the cause of injury to the U.S. producers. On January 19, 2000, the Department of Commerce reached a final determination on AD and CVD margins applicable to our cold-rolled exports to the United States as follows: AD – 63.32% and CVD – 7.14%. On March 3, 2000, the ITC made its final determination, finding that there was no injury to the U.S. market from Brazilian cold-rolled exports, and therefore, no AD nor CVD duties were imposed on Brazilian cold-rolled flat products.

In October 2001, the U.S. steel industry initiated AD and CVD proceedings against 20 exporting countries of cold-rolled flat products, including Brazil. In September 2002, final CVD margins ranging from 7.9% to 13.94% and final AD margins of 33% have been determined by the Department of Commerce. In October 2002, the ITC, however, determined that Brazilian exports of the subject product were not the cause of the injury alleged by the U.S. petitioners. Therefore, no AD or CVD will be imposed on Brazilian cold-rolled flat products exported to the United States.

European Union. In March 2002, the European Commission, in an attempt to avoid an increase in imports as a result of diversions of products from the United States as a result of its safeguard measures, imposed provisional safeguard measures in the form of tariffs and quotas covering 15 groups of products. In September 2002, the European Commission imposed definitive safeguards on seven of the original 15 groups of products. Brazil has been exempted, as have many other developing countries with low import penetration in the European market.

Mexico. In December 1995, the Mexican authorities imposed AD and CVD margins on imported hot-rolled sheets and coils and on cold-rolled sheets and coils from Brazil and other countries. These measures were withdrawn in February 2001. In March 2002, the Mexican government increased import duties from 25% to 35% on steel products, including hot- and cold-rolled flats, as well as galvanized coils and sheets. Slabs and tin mill products were not affected by the increase.

China. In November 2002, China adopted definitive safeguard measures on five groups of products, but Brazil, as a developing country, has not been included in the Chinese measures.

12. Employees and Labor Matters

As of December 31, 2002, we had approximately 10,150 employees, of whom approximately 8,468 were employed by the parent company. This reflects a significant reduction from over 24,500 employees that we had as of December 31, 1989. As of December 31, 1997, we had approximately 13,570 employees.

Approximately 7,400 of our employees, who are employed at the Presidente Vargas Steelworks, are members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Força Sindical national union. An additional 504 employees are members of the iron ore miners’ union of Congonhas, which is affiliated with the Central Única dos Trabalhadores – CUT, national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores, the workers’ party that advocates socialism and social democracy.

We have collective bargaining agreements, renewable annually each May 1, with the two unions.

We are the principal sponsor of Caixa Beneficente dos Empregados da CSN – CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS’s assets, CBS has substantial unfunded projected benefit obligations. Our unfunded pension benefits obligations totaled US$179 million as of December 31, 2002. The amount of the unfunded pension benefits obligations is affected by, among other things, fluctuations in the value of CBS’s assets, which aggregated US$187 million as of December 31, 2002, approximately 24.6% of which was attributable to our Common Shares held by CBS. See Note 14 to our consolidated financial statements contained in Item 18 of this report.

In August 2002, the Secretaria de Previdência Complementar – SPC, the Brazilian Government’s Secretary for Supplementary Social Security, approved a proposal for the payment of the unfunded projected benefit obligations, replacing and supplementing an agreement in place since January 1996. Under the new agreement, we, as the plan’s sponsor, will pay the unfunded projected defined benefit obligations in monthly installments over 20 years, beginning in June 2002. Under the new agreement, we are also obligated to make additional payments in the event CBS does not have adequate cash to meet the defined benefit plan’s obligations and will be entitled to a refund of any surplus not required to meet such obligations. The new agreement does not affect our pension obligations or periodic pension cost reflected in our consolidated financial statements contained in Item 18 of this document.

In March 1997, we established an employee profit participation plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a company profitability target as well as goals based on measures including sales, cost control, productivity and inventory levels, appropriate to the nature of the different sectors.

Consistent with worldwide industry trends, in June 2000 we increased the average workshift at our Volta Redonda steel plant from six to eight hours. This increase was implemented in our iron ore, limestone and dolomite mines during 1999. We have signed a collective bargaining agreement with our employees’ unions pursuant to which we have agreed not to dismiss employees in connection with this workshift increase. This eight-hour workshift improved productivity, quality and job safety as a result of fewer interruptions in the production process, which is continuous.

13. Overview of World Steel Industry

The worldwide steel industry is comprised of hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 65% of worldwide crude steel production in 2001, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 35% of worldwide crude steel production in 2001, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquetted iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

From 1991-2000, total global crude steel production ranged between approximately 720 million and 847 million tons per year. In 2001, global steel production was 832 million tons, representing a decrease of 1.8% when compared to steel production of 847 million tons in 2000. In 2002, it reached 886 million tons, a 6.4% increase compared to 2001 figures. Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. Although South East Asia’s and Japan’s apparent steel consumption (which is a country’s production less exports plus imports) was reduced by the economic crisis begun in late 1997, this region has shown a recovery since 2000, especially in China, which showed a 15% increase in 2001 and a 10% increase in 2002. The International Iron and Steel Institute has reported that world demand for finished steel products, after dropping from 694.8 million tons in 1997 to 691.6 million tons in 1998, has increased each year since. It is estimated that demand increased 4% in 2002, with a further 5% increase expected in 2003.

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards enlarging its capacity to produce value-added products. The exports of finished products from Brazil have continuously decreased in the last few years as a response to an increasing domestic demand for finished products. Brazil’s exports of semi-finished steel products aggregated 6.4 million tons in 2001 and 7.8 million tons in 2002, which represented 69% and 67% of total steel exports for both periods, respectively.

Developing economies, such as China, while increasing their own production capacity, have been major steel importers over the past decade. Brazil, with its large steel production capacity and tradition as a global exporter, has consistently exported a substantial portion of its production. Brazil’s sales of steel products aggregated 25.0 million tons in 2001 and 27.5 million tons in 2002, which exceeded domestic demand of 15.7 million tons and 15.8 million tons by 9.3 and 11.7 million tons, respectively.

14. Brazilian Steel Industry

Since the 1940s, steel has been of vital importance to the Brazilian economy. During the 1970s, huge government investments were made to provide Brazil with a steel industry able to support the country’s industrialization boom. After a decade of little to no investment in the sector in the 1980s, the Government selected the steel sector as the first for privatization commencing in 1991, resulting in a more efficient group of companies operating today.

In 2002, Brazil was the eighth largest crude steel producer in the world with a production output of 29.6 million tons and a 3.3% share of global crude steel production. Brazil accounted for more than 50% of total steel production in Latin America in 2002, with production more than twice the size of Mexico’s and approximately 32% the size of U.S. steel production.

A Privatized Industry

During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semiautonomous companies under the control of Siderbrás, which were each individually privatized over the period from 1991 to 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance of the eight operating companies as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and a resumption of investment.

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with gross domestic product, or GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Over the past several years, per capita crude steel consumption in Brazil fluctuated from between 96 kilograms in 1989 to 68 kilograms in 1992. In the last four years, it has increased from 99.4 kilograms per capita in 1998 to 105.0 kilograms in 2002, which is low by world standards.

While Brazil’s real GDP grew at a rate of 3.0% in 1997, the world economic crisis caused Brazil’s real GDP to grow only 0.15% in 1998 and 0.83% in 1999. The fluctuations in growth rates reflect inflation control and other measures taken by the Brazilian Government, such as increases in domestic interest rates, to counter economic pressures in 1998 and early 1999. In 2000, Brazil showed a real recovery and GDP grew 4.2%. In 2001 and 2002, due to international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.5% in each year. From 2001 to 2002, total domestic steel sales increased approximately 0.9%, from 15.7 million tons to 15.8 million tons. Sales of flat steel products increased 0.5%.

The manufacturing industry, which accounts for the vast majority of Brazil’s industrial production, grew 5.5% in real terms in 1997, but decreased 2.2% and 0.7% in real terms in 1998 and 1999, respectively, in the wake of the world economic slowdown. In 2000, industrial production led the Brazilian GDP growth, increasing 6.5%, but in 2001 it only increased 1.4%. In 2002, Brazil’s industrial production recovered and increased 11%. The Brazilian flat steel sector is shifting production to the higher value-added consumer durables sector, a sector which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current Government administration. The consumer durable goods sector grew by 2.9% in 1997, decreased by 20.5% in 1998 as a result of the economic problems in Brazil, and increased by 7.7% in 1999 and 20.5% in 2000, as the economy improved. As a result of the energy crisis in Brazil, the consumer durable goods sector contracted 0.6% in 2001 but showed some recovery in 2002 with an increase of 7.7%.

Over the past years, significant investments were announced by the principal automobile manufacturers already in Brazil: General Motors, Ford, Fiat and Volkswagen. In addition, Renault, Honda, Daimler-Chrysler, Audi and Peugeot/Citroen are investing in new facilities in Brazil. During 2000, a total of 1.6 million vehicles were produced in Brazil, compared to 1.3 million and 1.6 million vehicles produced in 1999 and 1998, respectively. During each of 2001 and 2002, a total of 1.8 million vehicles were produced in Brazil.

Prevailing Production Processes

The Brazilian steel industry is dominated by integrated steel makers employing conventional blast furnaces and basic oxygen furnaces, utilizing Brazil’s abundant supplies of iron ore.

The Brazilian steel industry produced approximately 92.6% of its total output in 2002 using continuous casting technology, which is slightly higher than the world average of approximately 84.7% and less than the 96.2% and 97.3% rates in the U.S. and Japan, respectively, in 2001. As Brazil’s flat steel producers invest in new technologies, including continuous casting, this percentage should increase. We have produced 100% of our total output using continuous casting since February 1996. See “Item 4.B.4. Production — Production Process.”

Market Participants

Today the Brazilian steel industry is composed of 12 companies, with an installed annual capacity of approximately 34 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For the production by the largest Brazilian steel companies during the last three years, see “Item 4.B.8. Competition — Competition in the Brazilian Steel Industry.”

Capacity Utilization

The Brazilian steel industry operated at approximately 87% of nominal crude steel capacity during 2002. The flat steel sector operated at a higher percentage of nominal capacity. Total Brazilian nominal capacity in 2002 was estimated at 34 million tons.

Exports/Imports

Brazilian steel exports were 9.3 million tons in 2001 and 11.7 million tons in 2002. In 2001 and 2002, export sales were 37% and 43%, respectively, of total Brazilian sales (domestic plus exports). Export sales accounted for US$2.9 billion in export earnings for Brazil in 2002, with steel representing the fourth largest dollar export of Brazil. In 2000, the last year for which such data is available, Brazil was the tenth largest steel exporter in the world. See “Item 4.B.8. Competition — Competitive Position — Global.” Brazil is a negligible importer of foreign steel products. Steel imports were 1.1 million tons, or 6.4% of domestic apparent consumption, in 2001 and 672 thousand tons, or 4.1%, in 2002. According to the Brazilian Steel Institute, domestic apparent consumption equals domestic sales plus imports. In 2002, Brazil had a steel trade surplus of US$2.5 billion and an overall trade surplus of US$13.1 billion.

Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply–demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2002, supply totaled 30.3 million tons, compared to domestic demand of 16.8 million tons.

Brazil enjoys a diversified export market. In 2002, export sales were made to over 120 countries. The United States is Brazil’s major export market, accounting for 28.4% of all Brazilian steel exports, by value, in 2002. The next nine largest markets, taken together, accounted for 51.9% of Brazil’s 2002 steel exports. See “Item 4.B.11. Government Regulation and Other Legal Matters —Antidumping Proceedings.”

Raw Materials

One of Brazil’s primary competitive advantages is low-cost raw materials. Brazil has an abundance of high-grade iron ore. Many of the integrated producers are based in Minas Gerais state, the site of some of the world’s largest iron ore mines. Brazil’s costs of iron ore are approximately one-third of those of Japan, Western Europe, the United States and South Korea. All coking coal is imported because domestic supplies are considered to be of low quality. While charcoal is readily available, environmental concerns are causing many charcoal integrated mills to consider abandoning charcoal for imported coke. The Brazilian steel industry has a low dependence on steel scrap due to the high percentage of integrated producers.

Electricity

Brazil benefits from vast hydroelectric resources, which greatly reduce costs of electrical power to industrial users.

C. Organizational Structure

We do business directly and through subsidiaries, none of which is a significant subsidiary as defined under Regulation S-X.

D. Property, Plants and Equipment

Our principal executive offices are located in the city of São Paulo, São Paulo state at Av. Presidente Juscelino Kubitschek 1830 – Torre 1, 13º andar, Itaim Bibi (telephone number (11) 3049-7100), and our production operations are located in the city of Volta Redonda, Rio de Janeiro state, approximately 120 km from the city of Rio de Janeiro. The Presidente Vargas Steelworks, our main steel mill, is an integrated facility covering approximately 3.8 square km and located in the city of Volta Redonda in Rio de Janeiro state. Our iron ore, limestone and dolomite mines are located in Minas Gerais state, which borders Rio de Janeiro state to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

We own undeveloped plots of land in Rio de Janeiro, Santa Catarina and Minas Gerais states. We hold title to 1,045 hectares of land in Santa Catarina. and 4,745 hectares of land in Minas Gerais. The steel plant area in Volta Redonda is 302 hectares.

The following map shows the locations of the Presidente Vargas Steelworks, the CSN Paraná, INAL, GalvaSud, Metalic and CSN LLC facilities, our iron ore, limestone and dolomite mines, the electric generating facilities in which we have an interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

*We have recently announced our intention to acquire a 50% stake in Lusosider.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this document. Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in their Note 2(a).

Critical Accounting Policies

The significant accounting policies which we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations are described in Note 2 of our consolidated financial statements. The accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include the useful lives of our facilities, the iron ore reserves at Casa de Pedra and the future rates of production of the mine, the creditworthiness of our customers, the fair value of our financial instruments and the future liability of our pension fund.

  With the exception of the last item, we do not believe that we are required to make any estimates having a significant impact on the preparation of our financial statements with respect to our historical financial position, results of operations and cash flows that would require us to make assumptions about matters that are highly uncertain. Instead, our assumptions are based on our experience in matters such as operating our facilities and dealing with our customers. Furthermore, our core business – the manufacture and sale of steel products – is not substantially dependent on long-term contracts or other commitments.

  With respect to pension liabilities, we must make assumptions as to interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions affect our liability for accrued pension costs and the amount we are required to provide each year as our pension cost. In the actuarial assumptions in our 2002 financial statements, we used an annual discount rate of 8% for the purpose of calculating our projected pension obligations and assumed a long-term annual rate of return on pension assets of 8%, in each case in excess of an annual inflation rate of 5%. We also assumed that compensation levels would increase each year by the inflation rate plus 1%. The discount and return rates, which are different from the rates we assumed in 2001 (10% in each case) and 2000 (6% in each case), are based on CBS’s recent experience and our projection of Brazil’s future economic performance. Our pension cost reflected in our 2002 operating results was US$6 million, compared to US$24 million and US$29 million in 2001 and 2000, respectively. The principal cause of the decreases in the last two years was the devaluation of the real.

A. Operating Results

1. Overview

The primary factors affecting our results of operations include:

  the cyclical dynamics of supply and demand for steel products both inside and outside Brazil, including the prices for steel products;

  the mix of products that we sell (between domestic and export sales and between lower value-added and higher value-added products);

  our production costs; and

  Brazilian economic conditions generally, including changes in the real exchange rate against other currencies, particularly the U.S. dollar, and the inflation rate.

Supply and Demand for Steel

Prices of steel are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic cycles, and to available production capacity. While the export price of steel (which is denominated in U.S. dollars or Euros, depending on the export destination) is the spot price, there is no exchange trading of steel or uniform pricing. Unlike other commodity products, steel is not completely fungible, as there are wide differences in terms of size, chemical composition, quality and specifications, all of which impact prices. Many companies (including us) discount their list prices for regular customers, making actual transaction prices difficult to determine.

Historically, export prices and margins have been lower than domestic prices and margins, because of the higher transportation costs and tariffs. The portion of production that is exported is affected by domestic demand, exchange rate fluctuations and the prices that can be obtained in the international markets. As a result of the significant depreciation of the real and an increase in export prices, with a simultaneous decrease in domestic demand, especially in the third quarter of 2002, margins for export sales have increased and currently exceed those for domestic sales.

Product Mix and Prices

We have a strategy of maintaining production at full capacity in order to spread fixed costs over a higher volume of products and to maintain flexibility. This allows us to change our product mix in response to changes in domestic and export demand brought about by domestic and international macroeconomic conditions. As a result of this strategy, production levels are maintained, notwithstanding a decrease in domestic demand. This strategy could, therefore, in any particular period, cause the percentage of sales attributable to export sales to increase and the percentage attributable to domestic sales to decrease.

We also have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized products. Galvanized products are directed at the automotive, construction and home appliance industries in the domestic market. Similar to its impact on the percentage of domestic sales, the full production strategy could, therefore, in any particular period, cause the percentage of sales attributable to coated products to decrease. In addition, increased production capacity coming on stream could have a similar impact, because increased capacity results in an increase in hot-rolled product production before the production of downstream coated products increases. See “Item 4.B.2. Major Products” for the amounts and percentages of our sales volume and operating revenues attributable to each class of products.

Production Costs

The following table sets forth the production cost per ton (based on U.S. GAAP) of crude steel and the portion of production costs attributable to the primary components of our costs of production:

PRODUCTION COSTS(1)
(U.S. GAAP Basis)

	Year Ended December 31,
	2000		2001		2002
	US$/ton	%	US$/ton	%	US$/ton	%

Raw Materials
Iron ore	5.76	2.7%	4.90	2.6%	5.08	3.4%
Coal	21.51	10.1	26.06	13.8	28.18	18.8
Coke	3.84	1.8	2.71	1.4	3.03	2.0
Outsourced Slabs	2.21	1.0	19.73	10.5	0.21	0.2
Other(2)	30.38	14.2	19.12	10.2	16.58	11.1

	63.70	29.8	72.52	38.5	53.08	35.5

Energy/Fuel	20.24	9.4	13.63	7.2	13.04	8.7
Transportation	14.72	6.9	12.76	6.8	11.38	7.6
Labor	35.08	16.4	26.94	14.3	19.78	13.2
Services and Maintenance	32.92	15.4	23.25	12.4	18.01	12.0
Depreciation	24.06	11.2	22.67	12.0	19.96	13.3
Tools and Supplies	21.17	9.9	14.52	7.7	12.80	8.6
Others	2.06	1.0	2.00	1.1	1.61	1.1

	213.95	100.0%	188.29	100.0%	149.66	100.0%

_______________________________________
(1)	With the exception of coal and some coke, which we import, and some alloys (such as zinc and tin) whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are predominantly denominated in reais. The devaluation of the real causes U.S. dollar-denominated or -linked production costs to increase as a percentage of total production costs.
(2)	Includes mainly limestone, dolomite, manganese ore, zinc and tin.

Our total number of employees has declined from approximately 13,570 as of December 31, 1997 to approximately 10,150 as of December 31, 2002. The average number of employees in operations declined from approximately 7,130 in 1999 to approximately 5,678 in 2002. Average operational productivity, measured in tons of crude steel produced per employee-year, increased from 701 in 2000 to 899 in 2002, reflecting the increase in production volumes and productivity as a result of the conclusion of our capital improvement program, including the revamping of Blast Furnace #3.

Brazilian Economic Conditions – Impact of Real Devaluation

Our results of operations are affected by Brazilian economic conditions generally, in addition to factors that affect the supply and demand for steel, discussed above. In the three years covered by this “Operating and Financial Review and Prospects,” inflation has not had a material impact on our results of operations.

The impact during the three years of fluctuations in the real exchange rate against other currencies on our results of operations, particularly the volatile economic environment in 2002 and the 52.3% devaluation of the real against the U.S. dollar during 2002, can be seen in the “foreign exchange and monetary loss, net” line in our consolidated statements of income, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our hedging of our short- and medium-term foreign currency-denominated debt. The impact on our financial condition can be seen under “translation adjustments for the year” in our consolidated statements of changes in stockholders’ equity. In addition, the devaluation of the real results in the remeasurement of real amounts of revenues, costs and expenses into lower dollar amounts.

2. Results of Operations

For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2002 and the percentage change in each of these items from 2000 to 2001 and from 2001 to 2002:

	Year Ended December 31,			Increase (Decrease)

	2000	2001	2002	2001/2000	2002/2001

Operating revenues	%	%	%	%	%
Domestic sales	104.3	108.4	85.2	(8.3)	(15.6)
Export sales	18.2	12.7	32.5	(38.4)	174.8
	122.5	121.1	117.7	(12.8)	4.4
Sales taxes, discounts, returns and allowances	(22.5)	(21.1)	(17.7)	(17.2)	(9.7)
Net operating revenues	100.0	100.0	100.0	(11.8)	7.3
Cost of products sold	57.3	55.8	54.0	(14.1)	3.8
Gross profit	42.7	44.2	46.0	(8.8)	11.9
Operating expenses
Selling	6.5	4.8	6.9	(35.4)	54.9
General and administrative	6.0	6.4	6.0	(6.8)	0.9
Others	3.8	4.3	2.6	(1.4)	(35.6)
Operating income	26.4	28.7	30.6	(3.7)	14.2
Non-operating income (expenses), net
Financial income	6.2	5.4	25.3	(24.0)	406.5
Financial expenses	(14.3)	(22.2)	(11.9)	37.1	(42.5)
Foreign exchange and monetary loss, net	(6.5)	(23.1)	(59.0)	211.8	174.5
Gain on sales of long-term investments	—	37.5	—	—	—
Others	(1.0)	2.1	(1.6)	—	—
Income (loss) before income taxes, equity in results
of affiliated companies, extraordinary item and
cumulative effect of a change in accounting
principle	10.8	28.4	(16.6)	132.4	—
Income taxes
Current	(5.3)	0.1	1.4	—	1,150.0
Deferred	4.5	2.8	10.3	(44.8)	295.8
	(0.8)	2.9	11.7	—	330.0
Equity in results of affiliated companies	4.1	(1.7)	(3.9)	—	136.7
Income (loss) before extraordinary item and
cumulative effect of a change in accounting
principle	14.1	29.6	(8.8)	86.1	—
Extraordinary item, net of income taxes	—	0.8	—	—	—
Cumulative effect of change in accounting principle,
net of income taxes	—	0.3	—	—	—

Net income (loss)	14.1	30.7	(8.8)	93.0	—

Other Data:
EBITDA(1)	36.6	40.0	39.8	(4.1)	7.2
______________________
(1)	See Item 3.A. “Selected Financial Data” for a reconciliation of EBITDA to operating income.

2002 Compared to 2001

Operating Revenues

Our operating revenues were US$2,169 million in 2002, a US$91 million, or 4.4%, increase from operating revenues of US$2,078 million in 2001, reflecting a 26% increase in sales volume, which was partially offset by an 8% decrease in average net prices, as a consequence of the 52.3% real devaluation in 2002 (versus an 18.7% devaluation in 2001), and by the decrease in the sales of electric energy discussed below. The 26% increase in sales volume in 2002 reflects in part the decreased production in 2001 as a result of the revampings of Blast Furnace #3 and Hot Strip Mill #2.

Operating revenues from domestic sales decreased US$290 million, or 15.6%, to US$1,570 million in 2002 from US$1,860 million in 2001, reflecting the real devaluation and the decline in electric energy sales, which were partially offset by an average price increase in reais of approximately 48% during 2002. Domestic sales volume of steel products was unchanged from 2001, but because total sales volume in 2002 increased 26%, domestic sales volume as a percentage of total sales volume decreased in 2002 to 65.1% from 81.9% in 2001. Likewise, domestic sales of steel products constituted 70.4% of operating revenues from steel products in 2002 and 87.6% in 2001.

With the ending of the 2000-2001 drought and the termination of the Brazilian Government’s electric energy rationing program in 2001, electric energy prices in the MAE declined substantially. In addition, with increased steel production, we consumed more of the electric energy we generated or took from Itá. As a result, operating revenues from our sales of excess electric energy decreased US$200 million to US$30 million in 2002 from US$230 million in 2001, and we are currently not selling any significant amounts of electric energy.

During 2000, 2001 and 2002, we recorded receivables aggregating R$484 million (US$137 million translated at the December 31, 2002 exchange rate) in respect of our MAE electric energy sales, based on prices furnished by the MAE. In May 2002, the Agência Nacional de Energia Elétrica – ANEEL issued Order No. 288, which retroactively imposed additional transmission costs, resulting in changes in the electric energy prices which we relied on. Therefore, in 2002, we made an R$86 million (US$24 million) provision to reflect these changes in electric energy prices. As a result of a partial settlement of the receivables related to these MAE sales, we received payment of R$91 million (US$26 million) in December 2002 and R$80 million (US$22 million) in January and February 2003. At March 31, 2003, R$227 million (US$68 million) of our MAE receivables remained outstanding. The settlement of our remaining MAE receivables is expected to occur after the completion of an independent audit by ANEEL to validate the accuracy of the amounts determined by the MAE and communicated to the electric power companies. We expect that this audit will be completed by the end of June 2003 and that the payment will commence shortly thereafter.

Operating revenues from export sales increased US$381 million, or 174.8%, to US$599 million in 2002 from US$218 million in 2001, reflecting a 142.7% increase in sales volume and a 13.7% increase in average prices received in the export market. This increase reflects the recovery of international steel markets in 2002. The increase in volume derives from our decision to shift a greater portion of sales to the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market. Export sales accounted for 29.5% of operating revenues from steel products and 34.9% of total sales volume in 2002, compared to 12.2% of operating revenues and 18.1% of total sales volume in 2001.

Net Operating Revenues

Net operating revenues were US$1,842 million in 2002, a US$126 million (or 7.3%) increase from net operating revenues of US$1,716 million in 2001, reflecting mainly the higher sales volume in the export market, which was partially offset by the decrease in average prices (in U.S. dollars) received in the domestic market.

Gross Profit

Our cost of products sold increased US$36 million (or 3.8%) to US$994 million in 2002 from US$958 million in 2001, reflecting a US$334 million increase attributable to higher sales volume, which was partially offset by a US$273 million decrease attributable to a 20.3% decrease in average unit cost of products sold per ton in 2002, compared to 2001. Costs per ton decreased in 2002 as a result of the depreciation of the real. Costs per ton in 2001 also reflect the cost of consuming outsourced slabs.

Notwithstanding the real depreciation, coal costs also declined as a result of the price negotiated in the contract for the year ending June 30, 2003. Our gross profit increased US$90 million (or 11.8%) to US$848 million in 2002 from US$758 million in 2001, as a result of the increase in operating revenues in 2002. Our gross profit margin increased to 39.4% in 2002 from 36.8% in 2001, primarily reflecting the reduced cost of products sold per ton.

Operating Income

In 2002, our operating income increased US$70 million (or 14.2%) to US$564 million from US$494 million in 2001, reflecting the US$90 million increase in gross profit, which was partly offset by a US$20 million (or 7.6%) increase in operating expenses. The increase in operating expenses was caused mainly by a US$32 million increase in freight and other expenses due to higher export volume.

Non-operating Expenses (Income), Net

In 2002, our net non-operating expenses increased US$233 million (or 36.6%) to US$870 million, compared to US$637 million in 2001 (after excluding the US$643 million of gains on our sales of our interests in CVRD and Light), primarily as a result of an increase in net foreign exchange and monetary loss, partially offset by a swing from net financial expenses in 2001 to net financial income in 2002. Net foreign exchange and monetary loss is, among other things, the impact of changes in exchange rates on our assets and liabilities denominated in foreign currencies (e.g., the loss incurred as U.S. dollar-denominated debt increases as the real depreciates against the U.S. dollar). Net financial income is the income earned on our financial assets, net of the interest and other expenses paid on our financing instruments.

In 2002, our net foreign exchange and monetary loss increased US$691 million to US$1,087 million from US$396 million in 2001, reflecting the 52.3% devaluation of the real against the U.S. dollar in 2002, compared to the 18.7% devaluation in 2001. Net financial income was US$247 million in 2002 (consisting of financial income of US$466 million and financial expenses of US$219 million) compared to net financial expenses of US$289 million in 2001, primarily reflecting lower interest rates and gains derived from our decision to hedge against losses on our short- and medium-term foreign currency-denominated debt. We view our export sales as a partial hedge against losses on our long-term foreign currency-denominated debt. Thus, our net foreign exchange and monetary loss in 2002 was partially offset by the gain on our hedging positions and our increase in export sales.

Income Taxes

We recorded a net tax benefit of US$215 million in 2002 compared to a net tax benefit of US$50 million in 2001. For the purpose of calculating the tax provision for 2001, a substantial portion of the gain on the sales of our interests in Light and CVRD was excluded from income (loss) before income taxes, resulting in a loss before income taxes, which generated a tax benefit in that year. The difference between the tax benefits recorded in 2002 as compared to 2001 reflects the tax effects of the larger loss before income taxes in 2002, as well as a US$32 million reversal in 2002 of approximately 50% of a provision for our tax liability to correct the distortion in the calculation of tax liability caused by the use of the Índice de Preços ao Consumidor – IPC in 1989 (referred to as the “Summer Plan”) following a favorable ruling by the court hearing our claim that the correction had been done incorrectly.

Equity in Results of Affiliated Companies

Our equity in results of affiliated companies was a negative US$71 million in 2002 compared to a negative US$30 million in 2001, as our equity in the losses of MRS and GalvaSud increased to US$24 million and US$27 million from US$14 million and US$16 million, respectively, and our equity in ITASA’s results went from a positive US$3 million in 2001 to a negative US$9 million in 2002. MRS’s losses were primarily the result of its heavy dollar-denominated debt, GalvaSud’s losses were primarily caused by its operating below capacity and ITASA’s losses reflect the decline in electric energy prices.

EBITDA

In 2002, EBITDA increased US$49 million, or 7.2%, to US$733 million from US$684 million in 2001, reflecting higher gross profit, which was partially offset by higher selling expenses. We and many in the financial community use EBITDA as one criteria for evaluating our performance relative to that of our peers. We believe that EBITDA is useful for that purpose because comparisons based on other measures, such as net income or cash flows from operating activities, include elements that vary from company to company depending on where they are located or on their capital structure. We do not present EBITDA as an alternative measure of operating results or cash flow. EBITDA does not represent net income or cash flows from operating activities, as these terms are defined by generally accepted accounting principles. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

2001 Compared to 2000

Operating Revenues

Our operating revenues were US$2,078 million in 2001, a US$305 million, or 12.8%, decrease from operating revenues of US$2,383 million in 2000, reflecting an 8% decrease in sales volume, primarily caused by the lost production caused by the stoppage during the revampings of Blast Furnace #3 and Hot Strip Mill #2, and a 16% decrease in average net prices, as a consequence of the 18.7% real devaluation in 2001 (versus a 9.3% devaluation in 2000). The decrease in operating revenues caused by the production loss and decrease in average net prices was partially offset by a US$213 million increase in operating revenues from sales of electric energy.

Operating revenues from domestic sales decreased US$169 million, or 8.3%, to US$1,860 million in 2001 from US$2,029 million in 2000, reflecting the real devaluation. Domestic sales volume of steel products was unchanged from 2000, and average prices received in reais increased only by 9%. This price increase is a reflection of readjustments implemented as of June 2001 in an attempt to readjust domestic prices, which were still very depressed because of the 48% real devaluation in 1999. Domestic sales of steel products constituted 87.6% of operating revenues from steel products in 2001 and 84.3% in 2000, while domestic sales volume as a percentage of total sales volume of steel products increased in 2001 to 81.9% from 75.9% in 2000. Although demand for flat steel products grew 3.8% in Brazil in 2001, our domestic sales volume was impacted by the shortage in production caused by the revampings of Blast Furnace #3 and Hot Strip Mill #2.

Electric energy sales increased US$213 million to US$230 million in 2001 from US$17 million in 2000, as we realized the benefits of a full year of operation of the 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and nearly a full year of operation of the Itá hydroelectric facility, which permitted us to sell electric energy not required in our operations. The demand for this surplus energy was increased as a result of the electric energy shortage caused by the drought that began in 2000 and continued into 2001. For a discussion of factors that may affect the collectibility and timing of payment of the receivables arising from our sales of excess electric energy in 2001, see “2002 Compared to 2001” above.

Operating revenues from export sales decreased US$136 million, or 38.4%, to US$218 million in 2001 from US$354 million in 2000, reflecting a 30.8% decrease in sales volume and an 11.4% decrease in average prices received in the export market. This decrease reflects the depression of international steel markets in 2001 and the lower value-added product mix sold. Export sales accounted for 12.4% of operating revenues from steel products and 18.1% of total sales volume in 2001, compared to 15.7% of operating revenues and 24.1% of total sales volume in 2000. This decrease reflects the lower production as a consequence of the revampings in 2001 of Blast Furnace #3 and Hot Strip Mill #2, and the priority given to the domestic market in 2001.

Net Operating Revenues

Net operating revenues were US$1,716 million in 2001, a US$230 million (or 11.8%) decrease from net operating revenues of US$1,946 million in 2000, reflecting mainly the lower sales volume in the export market, which was partially offset by the increase in operating revenues from electric energy sales.

Gross Profit

Our cost of products sold decreased US$157 million (or 14.1%) to US$958 million in 2001 from US$1,115 million in 2000, reflecting a US$75 million decrease attributable to a 9.6% decrease in average unit costs of products sold in 2001, compared to 2000, and a US$85 million decrease attributable to lower sales volume. In spite of the increase in coal prices and the consumption of outsourced slabs in 2001, average unit costs decreased due to the 18.7% devaluation of the real. Despite the foregoing and a US$171 million contribution from electric energy sales, our gross profit decreased US$73 million (or 8.7%) to US$758 million in 2001 from US$831 million in 2000, as a result of the decrease in operating revenues in 2001. Our gross profit margin showed a slight increase, from 42.7% in 2000 to 44.2% in 2001, reflecting the electric energy sales’ 74.4% gross profit margin.

Operating Income

In 2001, our operating income decreased US$19 million (or 3.7%) to US$494 million from US$513 million in 2000, reflecting the US$73 million decrease in gross profit, which was partly offset by a US$54 million (or 17.0%) decrease in operating expenses. The decrease in operating expenses was caused mainly by a US$45 million decrease in sales expenses, due to lower freight and insurance expenses, related to the lower export volume in 2001.

Non-operating Expenses (Income), Net

In 2001, our net non-operating expenses decreased US$297 million to US$6 million, compared to US$303 million in 2000, primarily as a result of a US$643 million gain, before income taxes, from the sale of our interests in CVRD and Light. The sales of our interests in CVRD and Light were made pursuant to contracts entered into in 2000, but because the financial closings did not occur until 2001, under U.S. GAAP the gains on these transactions were recorded in 2001.

These gains were partially offset by an increase in net foreign exchange and monetary loss and an increase in net financial expenses. In 2001, our net foreign exchange and monetary loss increased by US$269 million to US$396 million from US$127 million in 2000, reflecting the 18.7% devaluation of the real against the U.S. dollar in 2001, compared to the 9.3% devaluation in 2000. Net financial expenses increased by US$132 million to US$289 million in 2001 compared to US$157 million in 2000, primarily reflecting higher interest rates and other costs arising as a result of our decision to protect against losses on our foreign currency-denominated debt. As the real declined against the U.S. dollar during most of 2001, we swapped an increasing portion of our U.S. dollar-denominated debt into real-denominated debt. With the prospect of a worsening financial situation in Argentina and the concern that it would further weaken the real, in September 2001, with the real/U.S. dollar exchange rate at approximately R$2.75=US$1.00, we swapped our remaining U.S. dollar-denominated debt, which bore interest at an average rate of approximately 7% per annum, into real-denominated debt bearing interest at an average interest rate of 19% per annum. The increased interest cost of the real-denominated debt, together with the cost of other derivative transactions used as part of this hedging strategy, was the primary factor in the increase in our net financial expenses in 2001, compared to 2000.

While our hedging transactions protected us from further exchange losses as the real declined against the U.S. dollar, as the real strengthened against the U.S. dollar in the fourth quarter of 2001, we lost an opportunity to recoup some of our previous exchange losses. See “Cumulative Effect of Change in Accounting Principle” below in this discussion of results of operations for 2001 compared to 2000.

Income Taxes

We recorded a net tax benefit of US$50 million in 2001 compared to a net tax expense of US$17 million in 2000. For the purpose of calculating the tax provision for 2001, a substantial portion of the gain on the sales of our interests in Light and CVRD was excluded from income (loss) before income taxes, resulting in a loss before income taxes, which generated a tax benefit in that year.

Equity in Results of Affiliated Companies

Our equity in results of affiliated companies was a negative US$30 million in 2001 compared to a positive US$80 million in 2000. The largest factor in this negative swing was our equity in the losses of MRS and GalvaSud (US$14 million and US$16 million, respectively, compared to our equity in MRS’s income of US$10 million and GalvaSud’s losses of US$3 million in 2000). Our equity in results of affiliated companies in 2000 also included US$75 million of equity in the income of CVRD.

Extraordinary Item

The extraordinary item relates to a gain, net of taxes, on the repurchase of US$288 million principal amount of Eurodollar notes issued in 1997.

Cumulative Effect of Change in Accounting Principle

Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. As was the case previously under SFAS No. 80, “Accounting for Futures Contracts,” under SFAS No. 133 our derivative financial instruments do not meet the criteria to qualify as “hedging instruments.” Therefore, as of January 1, 2001, we recorded on our balance sheet an asset of US$9 million, reflecting the net fair value (i.e., the unrealized gains) on that date of our derivative financial instruments, and recorded, as the cumulative effect of change in accounting principle as required by Accounting Principles Board Opinion No. 20, “Accounting Changes,” a corresponding gain of US$6 million, net of income taxes, in our statement of operations. The net change in the fair value of our derivative financial instruments during 2001 is reflected under financial income. See “Non-operating Expenses (Income), Net” above in this discussion of results of operations for 2001 compared to 2000.

B. Liquidity and Capital Resources

Cash and cash equivalents as of the end of 2000, 2001 and 2002 totaled US$688 million, US$330 million and US$356 million, respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Our cash flows generated from operations, which aggregated US$535 million in 2000, US$210 million in 2001 and US$806 million in 2002, provides us with a significant source of liquidity. Cash flows from operating activities in 2002 was US$596 million higher than in 2001, reflecting the US$70 million increase in operating income and the US$536 million improvement in net financial income. Cash flows from operating activities in 2001 was US$325 million less than in 2000, reflecting increased net financial expenses and increased working capital requirements, mainly an increase in trade accounts receivable related to electric energy sales. See “Item 3.D.1. Risk Factors Relating to the Steel Industry and CSN – Collectibility and Timing of Payment of Receivables from Sales of Electric Energy” and “Non-operating Expenses (Income), Net” under “Item 5.A.2. Results of Operations — 2001 Compared to 2000.”

  Our cash flows from investing activities was negative in 2002 and 2000 and would have been negative in 2001 but for the inclusion of US$1,293 million of proceeds from the sales of Light and CVRD. The negative cash flows from investing activities reflects our use of our cash flows from operations to make capital expenditures under our capital improvement program and for operational capacity maintenance. In previous years, we have also used our cash flows from operations to make long-term investments in downstream opportunities, new products and market niches, and infrastructure investments. We had smaller negative cash flows from investing activities in 2002, because we had a lower level of capital expenditures.

  Our cash flows from financing activities was negative in each of the past three years, mainly reflecting the decrease in our long-term debt, which was partially offset by an increase in our short-term debt. Cash flows from financing activities in 2001 also reflects our payment of US$1,227 million of dividends and interest on stockholders’ equity with a portion of the proceeds from the sale of our investments in Light and CVRD. In 2002, the negative cash flows from financing activities was greater than in 2001 (excluding dividend payments and interest on shareholders equity) and 2000, because we paid down US$263 million of short-term trade-related debt.

  The difference between the US$1,293 million of proceeds from the sales of our investments in Light and CVRD reflected in our cash flows from investing activities in 2001 and the US$1,675 million aggregate cash payments received by us upon the sales of those investments is a translation adjustment resulting from the depreciation of the real against the U.S. dollar between December 31, 2000 and the respective financial closings of the transactions, which is reflected in cumulative translation adjustments in the statement of stockholders’ equity for 2001.

During the three years ended December 31, 2002, our EBITDA (i.e., operating income plus depreciation and other operating expenses) has aggregated US$2,130 million. During the same period, our capital expenditures and long-term investments have aggregated US$1,329 million, consisting of capital expenditures of US$1,071 million and investments of US$258 million.

We plan to make capital expenditures of approximately US$100 million during 2003, compared to US$264 million in 2002 and US$430 million in 2001, reflecting the completion of several major projects described under “Item 4.B.6 Investment Programs.” We expect to meet our working capital and capital expenditure requirements from cash generated from operations, and, if needed, short-term and long-term secured and unsecured borrowings, including export credit agency facilities and issuances of debt securities.

As of December 31, 2002, our total debt (including pre-payments on export contracts) aggregated US$2,061 million, compared to US$2,504 million and US$2,571 million as of December 31, 2001 and 2000, respectively. The total debt was equal to 406.5% of total stockholders’ equity as of December 31, 2002, compared to 335.7% and 218.4% as of December 31, 2001 and 2000, respectively. As of December 31, 2002, short-term debt (including current portion of long-term debt of US$30 million) was US$1,065 million, and total long-term debt (excluding current portion) was US$996 million.

Short-term debt included US$330 million of commercial paper backed by a letter of credit. The commercial paper as of December 31, 2002 had an average maturity of 453 days and in 2002 bore interest at an average rate of 5% per annum. The commercial paper was issued under a two-year program initiated in April 2001 with a US$250 million issue of two-year paper (repaid in April 2003), which was followed by issues of US$140 million (repaid in October 2002) of one-year paper and US$80 million of two-year paper in October 2001.

CSN LLC’s short-term debt also included borrowings of US$175 million by CSN LLC’s parent to finance CSN LLC’s acquisition of the assets of Heartland Steel in July 2001 and its expected working capital and interest payments for two years. See “Item 4.B.6 Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches.” The loan bears interest at the London Interbank Offered Rate, which is often referred to as LIBOR, plus 1.875% per annum and is due on July 12, 2003.

The major components of our US$1,082 million principal amount of long-term debt (including current portion and accrued finance charges) outstanding as of December 31, 2002 were:

  US$327 million of loans from BNDES;

  US$79 million of Eurodollar/Rule 144A Notes described below;

  US$141 million of pre-payments on export contracts;

  US$189 million of debentures;

  US$100 million of raw materials and equipment import financing; and

  US$52 million of loans from export credit agencies.

The BNDES loans are in large part secured by property, plant and equipment, with all-in costs and maturities which are significantly more favorable than terms available in the local capital markets.

The Eurodollar/Rule 144A Notes are the remaining Notes outstanding from a US$600 million offering in June 1997, plus accrued finance charges. The Notes were issued in a Rule 144A/Regulation S transaction in the North American and European markets. The Notes mature in 2007 and bear interest at 9.125% per annum. Pursuant to tender offers in February 1999 and May 2001 and open market purchases, we purchased US$521 million of the Notes, leaving US$79 million outstanding.

Pre-payments on export contracts are receivables-based financing made available by international financing institutions at fixed or floating rates and with maturities longer than one year.

The commercial paper programs, the pre-payments on export contracts and the import financing are trade-related financings.

The debentures are real-denominated debentures that we issued in March 2002 in the original principal amount of R$690 million (US$292 million) in two tranches: a three-year tranche of R$540 million (US$228 million) bearing interest at Certificado de Depósito Interbancário – CDI, the Brazilian inter-bank interest rate, plus 2.75% per annum, and a four-year tranche of R$150 million (US$64 million), indexed to the Índice Geral de Preços ao Mercado – IGPM, and bearing interest at 13.25% per annum. At the time of issue, we repurchased R$23 million (US$8 million) of the first tranche and R$21 million (US$7 million) of the second tranche. In September 2002, we resold the second tranche debentures that had been repurchased.

As of December 31, 2002, approximately 16.4% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. For a description of our derivative instruments, see Note 20 of our consolidated financial statements contained in Item 18 of this document. Also see “Non-operating Expenses (Income), Net” under “Item 5.A.2. Results of Operations – 2002 Compared to 2001 / 2001 Compared to 2000.”

In March, April and May 2003, respectively, certain of our subsidiaries issued, and we guaranteed, one-year notes in an aggregate principal amount of US$85 million, bearing interest at 9.5% per annum, two-year notes in an aggregate principal amount of US$75 million, bearing interest at 9.75% per annum, and one-year notes in an aggregate principal amount of US$100 million, bearing interest at 6.95% per annum.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt (excluding current portion) as of December 31, 2002:

Maturity in	Millions of US$

2004	241
2005	282
2006	132
2007	140
2008 and thereafter	201

Total	996

Vicunha Debt

Pursuant to an agreement entered into on December 31, 2000, Vicunha Siderurgia S.A. (“Vicunha Siderurgia”) financed the increase in its interest in CSN from 14.1% to 46.5% by issuing debentures in March 2001. Under the trust deed under which the debentures were issued and a shareholders’ agreement between Vicunha Siderurgia and BNDES Participações S.A. — BNDESPAR, that will stay in effect as long as BNDESPAR holds the debentures, Vicunha Siderurgia will be in default if:

  Our net financial debt exceeds three times EBITDA — as of December 31, 2002, our net financial debt was 2.2 times EBITDA;

  Our net financial expenses (including net monetary variations but excluding net exchange rate variations in excess of the Índice Nacional de Preços ao Consumidor – INPC, plus 5%) exceed 50% of EBITDA — in 2002, net financial expenses were 19.6% of EBITDA; or

  Our net financial expenses (including net monetary variations but excluding net exchange rate variations) exceed the lower of (a) 30% of EBITDA in 2002 or 40% thereafter and (b) EBITDA less income taxes, social contribution, dividends paid in an amount equal to the debt service on the debentures and our capital expenditures from cash generated by operations and increases in capital of unconsolidated subsidiaries (“modified EBITDA”) — in 2002, 30% of EBITDA was R$683 million, modified EBITDA was R$2,041 million, and net financial expenses were R$543 million, or 23.9% of EBITDA, and R$1,498 million lower than modified EBITDA.

The foregoing amounts are determined in accordance with the accounting principles applied by us in our statutory financial statements prepared in accordance with the Brazilian Corporate Law.

Vicunha Siderurgia is a special purpose company with no assets other than our Common Shares. Accordingly, the only source of funds (other than an increase in capital) to meet the principal and interest payments on its debentures is dividends on our Common Shares owned by it. The following table sets forth the principal terms of each of the six outstanding series of Vicunha Siderurgia’s debentures. The principal amounts of the series due in 2006 and 2007 are required to be adjusted to reflect inflation as measured by the IGPM. For the series due in 2011, interest attributable to the portion of the Taxa de Juros de Longo Prazo – TJLP in excess of 6% per annum is capitalized and added to the principal amount. The principal amounts in the following table have been adjusted in accordance with the foregoing with respect to inflation and capitalized interest through 2002.

Principal Amount	Maturity	Inflation Index	Interest Rate	Spread

(in millions of R$)				(%)
117.4	2003	-	CDI	1.00
146.8	2007	IGPM	-	8.80
146.8	2006	IGPM	-	8.80
334.6	2011	-	TJLP	3.75
305.2	2011	-	TJLP	5.00
594.8	2011	-	TJLP	5.00

Following are the amounts of principal of Vicunha Siderurgia’s debentures due in the periods indicated, adjusted as of December 31, 2002, for inflation and capitalized interest through 2002:

Maturity in	Payment of Principal(1) (in millions of R$)

2003	117
2004	119
2005	228
2006	253
2007	220
2008	186
2009	156
2010	161
2011	602
____________________
(1)	These amounts do not include adjustments for inflation or capitalized interest that may be required in future years.

Because the principal amounts in the foregoing tables have not been adjusted for future inflation or interest that may be required to be capitalized in future years, the actual principal amounts in future years are expected to be substantially larger than the amounts shown.

C. Research and Development, Patents and Licenses, etc.

See “Item 4.B.9. Research and Development.”

D. Trend Information

Recent significant developments that were not fully reflected in our results of operations for 2002 or in our financial position as of December 31, 2002 and that could impact our future results of operations and financial position include recent changes in the real/dollar exchange rates (see “Item 3.D.2. Risk Factors Relating to Brazil — Devaluation of the Real”).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), which consists of from seven to nine members, and our Board of Executive Officers (Diretoria Executiva), which consists of from three to six executive officers (one of which is the Chief Executive Officer). In accordance with our Estatuto Social, or By-laws, each Director is elected for a term of one year by our stockholders at a stockholders’ meeting. Our By-laws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

Our Board of Directors primarily establishes corporate strategy and reviews business plans and policies.

Our Board of Executive Officers is responsible for the formulation of business plans and policies and for the implementation of specific operating decisions. In April 1999, we changed our corporate structure by creating the position of a Chief Executive Officer of CSN, who reports to the Board of Directors, and consolidating the existing four sectors into three: Corporate Center, Steel and Infrastructure/Energy. In addition, we created another sector — New Businesses. In November 2000, we divided the Steel sector into two sectors — Operations and Commercial. Each sector is headed by an Executive Officer, who reports to our Chief Executive Officer.

The Chief Executive Officer is responsible for strategic planning, corporate communications, Fundação CSN (the CSN Foundation), and logistics and supply. The Corporate Center Executive Officer is responsible for legal, financial matters, comptrolling/financial reporting, information technology, investor relations, corporate human resources and CBS. The Operations sector Executive Officer is responsible for the manufacturing of our steel and steel products. The Commercial sector Executive Officer is responsible for the sales and marketing of our steel products. The Infrastructure/Energy Executive Officer is responsible for our mines, investments in logistics (railways and ports), real estate, procurement, power generation and distribution facilities. The New Businesses Executive Officer is responsible for new and current projects.

Our Directors and Executive Officers are as follows.

Name	Position
Board of Directors
Benjamin Steinbruch	Chairman and Chief
Executive Officer
Jacks Rabinovich	Vice Chairman
Edmar Lisboa Bacha	Member
Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer and
Executive Officer –
Infrastructure & Energy and
Corporate Center (interim)
Albano Chagas Vieira	Executive Officer –
Operations
José Paulo de Oliveira Alves	Executive Officer –
New Businesses
Vasco Augusto Pinto da	Executive Officer –
Fonseca Dias Junior	Commercial

1. Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been Chairman of our Board of Directors since April 28, 1995 and Chief Executive Officer since April 30, 2002. On October 2, 2002, he was elected Executive Officer —Infrastructure & Energy. He has been interim Executive Officer — Corporate Center since April 30, 2003. Mr. Steinbruch is also Superintendent Officer of Vicunha Siderurgia.

Jacks Rabinovich. Mr. Rabinovich has been a Member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. He is also Chief Executive Officer of Vicunha Siderurgia.

Edmar Lisboa Bacha. Mr. Bacha has been a Member of our Board of Directors since April 24, 2001. Since February 1996, he has been Senior Advisor of Banco Itaú BBA S.A. (formerly Banco BBA Creditanstalt). He is also President of Associação Nacional de Bancos de Investimento – ANBID.

Mauro Molchansky. Mr. Molchansky has been a Member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. (“Globopar”) from August 1994 to March 2002. Before joining Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A.

Fernando Perrone. Mr. Perrone was elected a Member of our Board of Directors on September 26, 2002. He was Executive Officer of the Infrastructure/Energy sector from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroportuária —INFRAERO and was an officer of BNDES.

Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was elected a Member of our Board of Directors on April 30, 2002. He is a Professor at Pontíficia Universidade Católica do Rio de Janeiro.

Antonio Francisco dos Santos. Mr. Santos has been a Member of our Board of Directors since November 25, 1997. Since 1972, Mr. Santos has served in various positions of responsibility, including Coordinator of Industrial Engineering, Chief of Industrial Engineering, and Chief of Production Planning. He is currently Chairman and Chief Executive Officer of the Board of the Clube de Investimento CSN (“CSN Employee Investment Club”) and a member of the Board of Directors of CBS.

2. Board of Executive Officers

In addition to Mr. Steinbruch, the Board of Executive Officers consists of the following:

Albano Chagas Vieira. Mr. Chagas Vieira joined us as Executive Officer of the Steel sector on April 29, 1999. He became Executive Officer of the Operations sector on November 28, 2000. Prior to joining us, Mr. Chagas Vieira occupied positions in Companhia de Aços Especiais Itabira – ACESITA, Companhia Siderúrgica de Tubarão –CST, Aços Villares S.A. and Acesita Sandvik Tubos Industriais – ASTI S.A.

José Paulo de Oliveira Alves. Mr. Alves has been the Executive Officer of the New Businesses sector since June 17, 1999. He was Executive Officer of the Infrastructure/Energy sector from May 20, 1998 to July 10, 2002. Previously, Mr. Alves occupied the position of president of Ferrovia Sul Atlântico S.A. and positions at GP Investimentos CS Ltda., Minerações Brasileiras Reunidas S.A. – MBR, CAE MI Mineração and CAEMI Internacional.

Vasco Augusto Pinto da Fonseca Dias Junior. Mr. Dias Junior has been the Executive Officer of the Commercial sector since December 15, 2000. Prior to joining us, he was a Vice President of Shell Brasil S.A.

3. Audit Committee

Under Brazilian Corporate Law, shareholders holding 10% of our outstanding Common Shares may install a Conselho Fiscal (Fiscal Council), a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Council is to review management’s activities and the financial statements, and report its findings to the shareholders. The shareholders did not install a Fiscal Council at the General Shareholders Meeting held in April 2003.

The U.S. SEC has adopted a rule that prohibits the New York Stock Exchange (the “NYSE”) from listing, or continuing to list, any security of an issuer, unless the issuer has an audit committee which, among other things:

  is comprised solely of directors who are “independent,”

  is responsible for the appointment, compensation, retention and oversight of the issuer’s outside auditor, who must report directly to the audit committee,

  has procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters,

  has the authority to engage independent counsel and other advisors, and is provided appropriate funding, as it determines, to compensate the auditors and otherwise carry out its functions.

A non-U.S. issuer, such as CSN, will be exempt from these requirements if, prior to July 31, 2005:

  it establishes, as permitted by local law or regulations, a body, such as a Fiscal Council,

  that body is required to be separate from the issuer’s Board of Directors and executive officers and is not elected by management, and if that body is not permitted by law to perform the functions set forth in the last four bullets of the preceding sentence,

    to the extent that shareholders vote on or approve such matter and the issuer provides a recommendation or nomination regarding such matters, that body is responsible for making the recommendation or nomination and if the Board of Directors is not permitted by law or stock exchange rules to delegate such responsibilities, the body is given non-binding advisory powers and such other responsibilities regarding such matters as are permitted by law.

Since under Brazilian law members of a Fiscal Council may not be directors, officers or employees of the issuer, we believe the installation of a Fiscal Council would exempt us from the SEC’s rule regarding audit committees, provided that the Fiscal Council has the power to make the recommendations and nominations, and otherwise has the non-binding advisory powers, described in the preceding sentence.

4. Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our By-laws. Officers are generally not individually liable for acts within the course of their duties. We either indemnify, or maintain directors and officers liability insurance insuring, our Directors, our Chief Executive Officer, our Executive Officers and certain key employees against liabilities incurred in connection with their positions with us.

B. Compensation

For the year ended December 31, 2002, the aggregate compensation that we paid to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$3.0 million. In addition, the members of our Board of Executive Officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance.

C. Board Practices

See “Item 6.A. Directors and Senior Management.”

D. Employees

See “Item 4.B.12. Employees and Labor Matters.”

E. Share Ownership

Other than the Common Shares that Messrs. Steinbruch and Rabinovich may be deemed to own as a result of their interests in Vicunha Siderurgia and 550,524,401 shares (0.77% of the outstanding Common Shares) underlying forward purchase contracts owned by Mr. Steinbruch, our directors and officers as a group own less than 1% of our outstanding Common Shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of May 31, 2003, the number of Common Shares owned by the only person known to us to own more than 5% of our outstanding Common Shares as of that date:

	Common Shares
Name of Person or Group	Shares Owned	Percent of Total
	(In thousands)
Vicunha Siderurgia S.A.(1)	33,337,091	46.5
____________________
(1)	Owned indirectly by Benjamin Steinbruch, Chairman of our Board of Directors and our CEO, Jacks Rabinovich, Vice Chairman of our Board of Directors, and members of their families. Does not include the outstanding shares that are described under “Item 6.E. Share Ownership,” which are beneficially owned by Benjamin Steinbruch.

Pursuant to an agreement entered into on December 31, 2000, Vincunha Siderurgia acquired 32.4% of our Common Shares, increasing its ownership in our Common Shares from 14.1% to 46.5%. Vicunha Siderurgia financed its purchase of our Common Shares by issuing debentures in March 2001. The debentures are secured by all of our Common Shares owned by Vicunha Siderurgia and are guaranteed by Messrs. Steinbruch and Rabinovich and members of their families. In connection with the issuance of the debentures, Vicunha Siderurgia and BNDESPAR entered into a shareholders’ agreement pursuant to which Vicunha Siderurgia agreed to maintain at least a 46.0% interest in CSN while the debentures are outstanding. BNDESPAR can require Vicunha Siderurgia to vote against changes in our corporate purpose, capital structure, minimum dividend payment and mergers. BNDESPAR may also block any sale of the Casa de Pedra mine, if the sale would increase BNDESPAR’s risk as a creditor of Vicunha Siderurgia or CSN. BNDESPAR, Mr. Steinbruch, Mr. Rabinovich and the other controlling persons of Vicunha Steel S.A. (“Vicunha Steel”), Vicunha Siderurgia’s parent, are parties to an agreement restricting transfers of our Common Shares owned by Vicunha Siderurgia. The deed under which the debentures were issued and the agreement between Vicunha Siderurgia and BNDESPAR requires Vicunha Siderurgia to cause us to maintain certain financial ratios, which are described under “Item 5.B. Liquidity and Capital Resources — Vicunha Debt” and “Item 10.C. Material Contracts.”

B. Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Infrastructure Investments –– Railways -- Northeastern Railway System” under “Item 4.B.6. Investment Programs,” “Item 7.A. Major Shareholders” and “Item 6.A. Directors and Senior Management.” See also Note 19 to our consolidated financial statements contained in Item 18 of this document. In 2002, we sold steel products, at prevailing market prices, for an aggregate of R$16 million (US$5 million) to Metalic, which was owned by the Steinbruch family until November 2002, when we acquired it from them.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

We are party to a number of legal actions arising from our normal business activities, none of which is required to be disclosed under this Item. For a discussion of certain pending legal matters to which we are a party, see “Item 4.B.11. Government Regulation and Other Legal Matters.” As of December 31, 2002, we had a US$196 million provision relating to certain tax and other civil lawsuits and claims (including labor matters), for which we had deposited US$126 million in judicial escrow accounts. See Note 16 of our consolidated financial statements contained in Item 18 of this document.

Dividend Policy

Subject to certain exceptions, Brazilian Corporate Law requires that we pay a yearly minimum dividend equal to 25% of adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the Board of Directors and require approval by the vote of holders of Common Shares. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the Board of Directors. Until December 2000, it had been our policy to pay dividends on our outstanding Common Shares not less than the amount of our required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of our financial condition. In December 2000, the Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments, and (iv) the maintenance of our good financial status. See “Item 5.B. Liquidity and Capital Resources — Vicunha Debt” for a discussion of financial ratios that Vicunha Siderurgia is required to cause us to maintain.

Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are also permitted to pay limited amounts of interest on stockholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments may be counted in determining if the statutory minimum dividend requirement has been met, subject to shareholder approval.

For dividends declared during the past five years, see “Item 3.A. Selected Financial Data.” In 2003, interest on stockholders’ equity aggregating R$293.5 million and dividends aggregating R$506.1 million have been declared. This interest and these dividends will be paid on June 11, 2003 and aggregate R$11.16 per one thousand shares (US$3.77 per ADS, translated into U.S. dollars at the Commercial Market Rate on May 30, 2003).

For a discussion of statutory provisions relating to our ability to pay dividends, see “Item 10.B Memorandum and Articles of Association – Description of the Common Shares – Calculation of Distributable Amount.”

B. Significant Changes

There have been no significant changes impacting our financial position or results of operations since December 31, 2002 that are not reflected herein.

Item 9. The Offer and Listing

A.4. Price History

and

C. Markets

Our capital stock is comprised of ações ordinárias, without par value (the “Common Shares”). The principal trading market for our Common Shares is the São Paulo Stock Exchange. Our American Depository Shares trade on the NYSE under the symbol “SID.”

As of December 31, 2002, there were approximately 8.3 million ADSs outstanding, representing approximately 8.3 billion Common Shares or approximately 11.6% of our outstanding Common Shares. Substantially all of these ADSs were held of record by The Depository Trust Company. There were six other ADS record holders as of December 31, 2002. In addition, our records indicate that on that date there were approximately 203 record holders (other than our ADR Depositary) with addresses in the U.S. holding an aggregate of approximately 9.5 billion Common Shares. The Common Shares held (directly or through ADSs) by persons with addresses in the U.S. constituted approximately 24.8% of our outstanding Common Shares.

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our Common Shares on the São Paulo Stock Exchange (per lot of 1,000 Common Shares) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares
	US$ per Share(2)		Volume	US$ per ADS		Volume
	High	Low		High	Low
Previous Five Years:
1998	33.19	12.71	71,207	32.56	13.43	7,392
1999	39.13	8.29	93,882	37.00	8.38	36,889
2000	45.70	22.85	109,308	45.25	24.25	55,964
2001	37.54	9.06	105,606	37.20	9.11	44,335
2002	21.32	7.70	190,132	20.90	7.75	105,097

Previous Six Months:
December 2002	14.99	12.76	159,450	14.69	13.00	128,281
2003:
January	17.22	14.29	162,959	16.75	14.49	143,748
February	18.47	15.89	245,270	18.32	16.41	164,232
March	20.34	16.12	243,547	19.75	16.28	131,462
April	23.52	18.40	442,960	23.19	19.10	209,705
May	21.53	18.15	280,824	21.03	18.20	141,510

Previous Quarters:
2001:
First	37.54	19.46	129,360	37.20	21.00	35,133
Second	24.22	17.28	94,365	24.00	17.60	61,257
Third	18.71	9.91	70,778	18.50	10.00	34,486
Fourth	16.99	9.06	125,818	16.99	9.10	46,219
2002:
First	21.32	15.01	155,073	21.00	14.90	61,883
Second	20.97	13.27	202,421	21.10	13.08	80,727
Third	20.50	7.70	207,661	20.10	7.85	151,675
Fourth	14.99	7.74	186,895	15.00	7.70	125,610
2003:
First	20.34	14.29	215,048	20.10	14.48	145,898
__________________
(1)	Common Share prices and volumes per 1,000 Common Shares.
(2)	U.S. dollar amounts are translated from Brazilian reais at the Commercial Market rates in effect on the respective dates of the quotations for the Common Shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

Source: Bloomberg.

On May 30, 2003, the closing sale price per (i) 1,000 Common Shares on the São Paulo Stock Exchange was R$57.20 (US$19.30) and (ii) ADS on the NYSE was US$19.05.

Trading on the Brazilian Stock Exchanges

Since April 28, 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA) has been Brazil’s only stock exchange.

The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has one open outcry trading session each day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted during this time on an automated system called Sistema de Negociação Assistida por Computador, or CATS. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The Comissão de Valores Mobiliários (the Brazilian Securities Commission, or CVM) and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Off-exchange trading may be effected in certain circumstances, although this type of trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the São Paulo Stock Exchange’s clearinghouse, Caixa de Liquidação de São Paulo S.A. – CALISPA. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

As of December 31, 2002, the aggregate market capitalization of the 399 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$124.0 billion, and the five largest companies represented approximately 34.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal stockholder. As of December 31, 2002, approximately 21.6% of the market capitalization of all listed companies on the São Paulo Stock Exchange was controlled, directly or indirectly, by the Brazilian Government. As of December 31, 2002, we accounted for approximately 0.8% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Although the Brazilian equity market was Latin America’s largest in terms of market capitalization, expressed in U.S. dollars as of December 31, 2002, it is relatively small and illiquid compared to major world markets. In 2002, the average daily trading value on the São Paulo Stock Exchange was approximately US$198 million. In 2002, the five most actively traded equity issues represented approximately 41% of the total value of equity issues traded on the São Paulo Stock Exchange.

Brazil is generally considered by international investors to be an emerging market. As a result, political, economic, social and other developments in other emerging markets may have an adverse effect on the market value and liquidity of the Common Shares and ADSs. For example, the Brazilian securities markets were adversely affected by the devaluation of the real at the beginning of 1999 and the Argentine and Turkish crises in 2001-02.

The following table reflects the fluctuations in the IBOVESPA index (the São Paulo Stock Exchange index) during the periods indicated:

	IBOVESPA Index
	High	Low	Close
2000	19,046	4,797	15,259
2001	17,889	10,005	13,577
2002	14,471	8,370	11,268
2003 (1st Q)	12,242	9,994	11,273

The IBOVESPA index closed at 13,421 on May 30, 2003.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10.D. Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the “Brazilian Securities Law”), and the Brazilian Corporate Law.

Under the Brazilian Corporate Law, a company is either public, a “companhia aberta,” such as us, or private, a “companhia fechada.” All public companies are registered with the CVM and are subject to reporting requirements.

Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement if the company requests and obtains the same suspension for trading on any international stock exchange. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by the CVM or the São Paulo Stock Exchange.

The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority stockholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 10. Additional Information

B. Memorandum and Articles of Association

Registration and Objects and Purposes

We are registered under number 15,910 in the Department of Trade Registration. Our purpose is “the manufacture, transformation, marketing, including import and export of steel products, as well as establishing and exploring any other related and similar activities, which may directly or indirectly be of interest to our purposes, such as: mining and transportation industries, operating activities of navigation ports and of constructions, manufacture and assemblage of metal structures.”

Directors’ Powers

A description of the general duties and powers of our Board of Directors may be found in “Item 6.A. Directors and Senior Management.” A director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests. Our stockholders must approve the total compensation of our management. The Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. The Brazilian Corporate Law requires that a director be a shareholder of the company, but no minimum amount of shares is required to be owned.

Description of the Common Shares

Set forth below is a description of our authorized and issued capital stock, together with a brief summary of certain significant provisions of our By-laws and Brazilian Corporate Law affecting us. For further information concerning our By-laws, please see our By-laws, an English translation of which has been incorporated by reference as an exhibit to this Annual Report.

Capital Stock

Our share capital is comprised of Common Shares, all without par value. Our issued and outstanding capital stock is comprised of 71,729,261,430 Common Shares. Our total authorized capital stock is 100,000,000,000 shares. There are currently no classes or series of preferred shares issued or outstanding. Our authorized capital stock may be increased only by an amendment of our By-laws, through the vote of the holders of our Common Shares at a stockholders’ meeting. Our Board of Directors may authorize the issuance of shares within the limits of the authorized capital stock without the necessity of additional stockholder action. We may purchase our own shares for purposes of cancellation or maintenance in the treasury subject to certain limits and conditions established by the CVM and the Brazilian Corporate Law.

Calculation of Distributable Amount

At each annual stockholders’ meeting, the Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’and management’s participation in earnings, represents its “net profits” for that fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to our “net profits,” as further:

(i)	increased by the amount of depreciation and amortization (net of income tax and social contribution) attributable to the revaluation of any assets,

(ii)	reduced by amounts allocated to the legal reserve,

(iii)	reduced by amounts allocated to other reserves established by us in compliance with applicable law (as hereinafter discussed), and
(iv)	increased by reversions of reserves constituted in prior years,

will be available for distribution to stockholders in any particular year. We refer to this amount available for distribution to stockholders as the Distributable Amount.

After giving effect to the dividends and interest payable on June 11, 2003, we will have reduced the amount of the reserves referred to in clause (iv) above to zero.

Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve.

Discretionary (or Statutory) Reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its by-laws. Our By-laws do not provide for a discretionary reserve.

Contingency Reserve. Under the Brazilian Corporate Law, a portion of our “net profits” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if the loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

Reserve for Investment Projects. Under the Brazilian Corporate Law, a portion of our net income may be allocated for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by stockholders. After completion of the relevant capital projects, we may retain the appropriation until a stockholder vote to transfer all or a portion of the reserve to capital or retained earnings.

Unrealized Income Reserve. Under the Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the “realized portion” of net profits for any particular year may be allocated to the unrealized income reserve. The “realized portion” of net profits is the amount by which “net profits” exceeds the sum of (i) a company’s net positive, if any, equity in the results of subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

The Brazilian Corporate Law provides that all discretionary allocations of “net profits,” including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by the stockholders voting at the annual stockholders’ meeting and can be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive investment reserve and legal reserve are also subject to approval by the stockholders voting at the annual stockholders’ meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law. The consolidated financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from the consolidated financial statements.

Mandatory Dividend

Under our By-laws, we are required to distribute to stockholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the “Mandatory Dividend”) in any particular year (the amount of which shall include any interest paid on capital during that year). See “Additional Payments on Stockholders’ Equity” below. In addition to the Mandatory Dividend, the Board of Directors may recommend that stockholders receive an additional payment of dividends from other funds legally available therefor. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the annual stockholders’ meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported to the stockholders and to the CVM.

Payment of Dividends

We are required to hold an annual stockholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the Board of Directors. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a stockholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A stockholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “Additional Payments on Stockholders’ Equity” below) in respect of its shares, after which we will have no liability for the payments.

Our payments of cash distributions on Common Shares underlying the ADSs will be made in Brazilian currency to our ADR Custodian on behalf of our ADR Depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR Depositary for distribution to holders of ADSs.

Additional Payments on Stockholders’ Equity

Since January 1, 1996, Brazilian companies have been permitted to pay interest on stockholders’ equity to holders of equity securities and to treat those payments as an expense for Brazilian income tax purposes. The amount paid may not exceed the greater of (i) 50% of net income (before taking into account any such payment or any tax deductions attributable thereto) for the relevant period or (ii) 50% of prior year retained earnings. The calculation is based on stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the TJLP as determined by the Brazilian Central Bank from time to time (currently approximately 12.0% per annum).

Liability for Further Capital Calls

Generally, a stockholder’s liability under the Brazilian Corporate Law is limited to the issue price of the subscribed or purchased shares. There is no obligation of a stockholder to participate in additional capital calls.

Voting Rights

Each Common Share entitles the holder of that share to one vote at meetings of our stockholders.

According to a CVM ruling applicable to us, stockholders that represent at least 5% of capital stock with voting rights may request cumulative voting in a Board of Directors’ election.

Stockholders Meetings

Under the Brazilian Corporate Law, the stockholders present at a general meeting of stockholders, which may be an annual or a special meeting, convened and held in accordance with the Brazilian Corporate Law and our By-laws, which we call a General Meeting, are empowered to decide all matters relating to our purposes and to pass whatever resolutions they deem necessary for our protection and well-being.

In order to participate in a General Meeting, a stockholder must be the record owner of the stock at the day the meeting is held, and may be represented by an attorney-in-fact.

General Meetings are called, convened and presided over by the Chairman or by the Vice-Chairman of our Board of Directors. A General Meeting is convened by publishing, no fewer than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our stockholders have previously designated Jornal do Commercio for this purpose. In addition, because our Common Shares trade on the São Paulo Stock Exchange, we are required to publish the same notice in a newspaper with national circulation. The Gazeta Mercantil has been designated for this purpose. Both notices must contain the agenda for the meeting and, in the case of an amendment to our By-laws, an indication of the subject matter.

A General Meeting may be held if stockholders representing at least one-quarter of the voting capital are present. A stockholder may be represented at a General Meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a stockholder, a company officer or a lawyer. For a public company, such as us, the attorney-in-fact may also be a financial institution. If no quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A stockholder without a right to vote may attend a General Meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a General Meeting are passed by a simple majority vote, abstentions not being taken into account. Under the Brazilian Corporate Law, the approval of stockholders representing at least one-half of the issued and outstanding voting shares is required for the following (as well as, in the case of clause (a), a majority of issued and outstanding shares of the affected class): (a) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares; (b) changing the mandatory dividend; (c) changing the corporate purposes; (d) merging us with another company or consolidating or splitting us; (e) dissolving or liquidating us; and (f) participating in a centralized group of companies as defined under the Brazilian Corporate Law.

Pursuant to the Brazilian Corporate Law, stockholders voting at a General Meeting have the power, among other powers, to: (a) amend the By-laws; (b) elect or dismiss members of the Board of Directors (and members of the Fiscal Council) at any time; (c) receive the yearly accounts by management and to accept or reject management’s financial statements, including the allocation of net profits and the Distributable Amount for payment of the Mandatory Dividend and allocation to the various reserve accounts; (d) authorize the issuance of debentures; (e) suspend the rights of a stockholder; (f) accept or reject the valuation of assets contributed by a stockholder in consideration for issuance of capital stock; (g) authorize the issuance of founders’ shares; (h) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (i) authorize management to declare the company insolvent and to request a concordata (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

Redemption Rights

Our Common Shares are not redeemable, except that a dissenting and adversely affected stockholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a General Meeting by stockholders representing at least 50% of the voting shares: (i) to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the By-laws); (ii) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) to reduce the mandatory distribution of dividends; (iv) to change our corporate purposes; (v) to merge us with another company or consolidate us; (vi) to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (“incorporação”); (vii) to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law; (viii) to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; (ix) to conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under the Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an “incorporação” as described in clause (vi) above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the General Meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant General Meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting stockholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. According to our By-laws, the reimbursement value of the Common Shares shall be the quotient of the division of our economic value, ascertained by appraisal in accordance with the Brazilian Corporate Law, by the total number of shares issued by CSN, excluding treasury shares.

Preemptive Rights

Each of our stockholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by Common Shares, holders of ADSs will have preemptive rights to subscribe only to newly issued Common Shares. In the event of a capital increase which would reduce the proportion of capital represented by Common Shares, holders of ADSs will have preemptive rights to subscribe for Common Shares, in proportion to their shareholdings, only to the extent necessary to prevent dilution of their interest in CSN.

Form and Transfer

Our Common Shares are in registered form and their transfer is made under Article 31, paragraph 3, of the Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When Common Shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the company’s records by a representative of a brokerage firm or the stock exchange’s clearing system. Transfer of shares by a foreign investor are made in the same way and are executed by the investor’s local agent.

The São Paulo Stock Exchange operates a central clearing system. A holder of our Common Shares may choose, at its discretion, to participate in these systems and all shares elected to be put into the systems will be deposited in custody with the relevant stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the relevant stock exchange). The fact that a stockholder decides to deposit its Common Shares in the custody of the relevant stock exchange will be reflected in our registry of stockholders. Each participating stockholder will, in turn, be registered in the register of our beneficial stockholders that is maintained by the relevant stock exchange and will be treated in the same way as registered stockholders.

Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians

There are no restrictions on ownership or voting of our Common Shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations. See “Item 10.D. Exchange Controls.”

Changes in Control

As described under “Item 7.A. Major Shareholders,” Vicunha Siderurgia agreed in the BNDESPAR Agreement (see “Item 10.C. Material Contracts”) to maintain at least a 46.0% interest in CSN while its debentures are outstanding. BNDESPAR may also veto a corporate reorganization of CSN that is adverse to the stockholders’ rights or would materially increase creditors’ risks.

Share Ownership Disclosure

There are no provisions in our By-laws governing the ownership threshold above which shareholders ownership must be disclosed. Regulations enacted by the CVM require the disclosure of the acquisition of (i) 5% of the voting stock of a listed company, (ii) additional acquisitions by a controlling stockholder and (iii) the purchase of shares by members of management, members of the Fiscal Council (if any) and certain relatives of those persons.

Differences Between the Laws of the United States and Brazil

The Brazilian Corporate Law is, in general nature, similar to corporate laws in the United States, including the possibility of a stockholders’ derivative action (ação de responsabilidade) and the responsibilities of directors (i.e., directors owe duties of care and loyalty). Liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws, may not be enforceable in Brazil, whether in original actions or in actions for enforcement of judgments of U.S. courts.

Conditions Governing Changes in Capital

No conditions governing changes in our capital are more stringent than required by the Brazilian Corporate Law.

C. Material Contracts

The only material contracts other than contracts in the ordinary course of business in the last two years are:

  the Agreement dated March 15, 2001, between CSN and CVRD, in which we granted to CVRD a 30-year right of first refusal to purchase any production of iron ore from our Casa de Pedra mine in excess of our and our affiliates’ needs, and a right of first refusal to buy the Casa de Pedra mine if we decide to sell it.

  the Pre-Emption Agreement for the Acquisition of Stocks, Participation in our Control Premium, dated March 9, 2001, among BNDESPAR and the controlling persons of Vicunha Steel, establishing certain restrictions on transfers of our Common Shares owned by Vicunha Siderurgia. See “Item 7.A. Major Shareholders.”

  the Deed, dated February 6, 2001, as amended, among Vicunha Siderurgia, as issuer, Vicunha Aços S.A., Vicunha Steel and the shareholders of Vicunha Steel, as guarantors, BNDESPAR, CSN and the Trustee named therein, pursuant to which Vicunha Siderurgia has issued debentures and pledged all of our Common Shares that it holds to guarantee the performance of its obligations while the debentures are outstanding. See “Item 7.A. Major Shareholders.”

  the shareholders’ agreement, dated as of March 9, 2001, between Vicunha Siderurgia and BNDESPAR (the “BNDESPAR Agreement”), in which Vicunha Siderurgia has agreed to maintain at least a 46.0% interest in CSN while the Debentures are outstanding. See “Item 7.A. Major Shareholders.”

The descriptions of the foregoing agreements are qualified by reference to copies of those, which are incorporated by reference as exhibits to this Annual Report.

D. Exchange Controls

There are no restrictions on ownership or voting of our Common Shares by individuals or legal entities domiciled outside Brazil. See “Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians” under “Item 10.B. Memorandum and Articles of Association.” However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations.

Resolution 2689, which went into effect on March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

  the removal of restrictions on investments by portfolio composition (e.g., equities, fixed income and derivatives); and

  permission for foreign individuals and corporations to invest in the Brazilian Market, in addition to foreign institutional investors.

The previous investment regulations, the Annex IV Regulations, have ceased to exist. Prior to Resolution 2689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the São Paulo Stock Exchange, without obtaining separate Certificates of Registration for each transaction. Investors under Resolution No. 2689, as amended, are also generally entitled to favorable tax treatment. See “Item 10.E.1. Brazilian Tax Considerations.”

A Certificate of Registration has been issued in the name of Morgan Guaranty Trust Company of New York, as our ADR Depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary. Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the Common Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for Common Shares, that holder will be entitled to continue to rely on our ADR Depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the Common Shares are held pursuant to Resolution 2689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those Common Shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E.1. Brazilian Tax Considerations.”

A non-Brazilian holder of Common Shares may experience delays in obtaining a Certificate of Registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. See “Item 3.D.2. Risk Factors Relating to Brazil – Controls and Restrictions on U.S. Dollar Remittances.”

For a description of the foreign exchange markets in Brazil, see “Presentation of Financial and Other Information.”

E. Taxation

The following is a summary of certain United States federal income and Brazilian tax consequences of the ownership of Common Shares or ADSs by an investor that holds the Common Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of our Common Shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of our Common Shares, investors that hold Common Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Brazil as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of our ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares or ADSs.

The discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of Brazilian taxation other than income taxation, gift and inheritance taxation and capital taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and the Brazilian and other tax consequences of owning and disposing of Common Shares and ADSs.

1. Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Common Shares, has obtained a Certificate of Registration with respect to its investment in Common Shares as a U.S. dollar investment (in each case, a “non-Brazilian holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Common Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Each non-Brazilian holder of Common Shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in Common Shares or ADSs.

Taxation of Dividends and Interest on Stockholders’ Equity

Dividends, including dividends paid in kind, paid by us (i) to our ADR Depositary in respect of the Common Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Common Shares will generally not be subject to income tax for distribution of profits earned as from January 1996.

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on stockholders’ equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax. The purpose of the tax law change was to encourage the use of equity investments as opposed to indebtedness to finance corporate activities. As a general rule, income tax is withheld on interest payments at the rate of 15%. However, Article 8 of Law No. 9779, dated January 20, 1999, provides that payment of income to a beneficiary residing in a country considered a tax haven under Brazilian law is subject to a withholding income tax at the rate of 25%. Tax haven is defined as any country that taxes income at a rate lower than 20%. The Brazilian tax authorities may take the position that the 25% rate applies to payments on interest on stockholders’ equity if the beneficiary of those interest payments is located in a country considered to be a tax haven.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. The deposit of Common Shares in exchange for ADSs is not subject to Brazilian tax provided that a Certificate of Registration has been issued under Resolution 2689 with respect to the Common Shares. In the event a Certificate has not been obtained, the deposit of Common Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 15%. The withdrawal of Common Shares upon surrender of ADSs is not subject to Brazilian tax.

Gains realized outside Brazil by a non-Brazilian holder on the disposition of Common Shares to another non-Brazilian holder are not subject to Brazilian tax. Non-Brazilian holders are subject to an income tax imposed at a rate of 15% on gains realized on sales or exchanges of Common Shares that occur in Brazil to or with a resident of Brazil other than on a Brazilian stock exchange. However, if such a sale is made on a Brazilian stock exchange (a) by a non-Brazilian holder with a Resolution 2689 Certificate of Registration or (b) within three business days of the withdrawal of the Common Shares upon surrender of ADSs and the proceeds thereof are remitted abroad within the three-day period, no withholding tax will be imposed. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil to individuals or entities resident or domiciled within that state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Common Shares or ADSs.

Brazilian currency resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in the Common Shares or the ADSs and those made under Resolution 2689) are subject to the Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários (Financial Transaction Tax or “IOF”). While at present the IOF tax rate is zero, the Brazilian Government may increase the IOF tax rate at any time to a maximum of 25%.

The Contribuição Provisória Sobre a Movimentação de Valores e de Créditos e Direitos de Natureza Financeira (“CPMF” tax) is levied on all funds transfers in connection with financial transactions in Brazil. The rate of the CPMF tax is up to 0.38%. Under current law the CPMF is scheduled to expire on December 31, 2004.

2. U.S. Federal Income Tax Considerations

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Common Shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any State, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions on the trust. A “Non-U.S. Holder” is any beneficial owner of Common Shares or ADSs that is not a United States person for United States federal income tax purposes.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Common Shares represented by those ADSs, and exchanges of Common Shares for ADSs, and ADSs for Common Shares, will not be subject to United States federal income tax.

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend (including payments considered “interest”in respect of stockholders’ equity under Brazilian Law) paid (before reduction for Brazilian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) as income when the dividend is actually or constructively received by the U.S. Holder, in the case of Common Shares, or by our ADR Depositary, in the case of ADSs. If you are a noncorporate U.S. Holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the Common Shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Common Shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the Common Shares or ADSs are readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Common Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Brazilian tax withheld will be creditable against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”).

Distributions of additional Common Shares to U.S. Holders with respect to their Common Shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to United States federal income tax.

Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of Common Shares or ADSs will not be subject to United States federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from Common Shares or ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax.” You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Common Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in the Common Shares or ADSs. Generally, the holder’s gain or loss will be capital gain or loss and any gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year.

Non-U.S Holders. A Non-U.S. Holder will not be subject to United States federal income tax in respect of gain recognized on a sale or other disposition of Common Shares or ADSs unless:

  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by that Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for that Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of the Common Shares or ADSs); or

  in the case of a Non-U.S. Holder who is an individual, that holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply.

Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax.” You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Additional U.S. Federal Income Tax Considerations

PFIC Rules. We believe that Common Shares and ADSs should not be treated as stock of a passive foreign investment company (often referred to as a PFIC) for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. We will monitor our status and will, promptly following the end of any taxable year, notify stockholders if we believe that we are properly classified as a PFIC for that taxable year.

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our ADSs or Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, a U.S. Holder that did not make a “mark-to-market election” or “QEF election,” each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Common Shares or ADSs and (b) any “excess distribution” by CSN to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Common Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Common Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Common Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each year.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election (i) to “mark to market” with respect to the Common Shares or ADSs (a “mark-to-market election”) or (ii) to have us treated as a “qualified electing fund” (a “QEF election”) and we provide certain required information to holders. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s Common Shares or ADSs are treated as stock of a PFIC. We intend to provide U.S. Holders of Common Shares or ADSs with U.S. addresses (including our ADR Depositary), and to other registered stockholders on request, with information as may be required to make a QEF election effective. Our ADR Depositary has agreed to distribute the necessary information to registered holders of ADSs.

A U.S. Holder that makes a mark-to-market election must include for each year in which the U.S. Holder’s Common Shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the Common Shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted basis in the Common Shares or ADSs, and is allowed a deduction for any excess of the adjusted basis over the fair market value of the Common Shares or ADSs at the close of the taxable year, but only to the extent of previously included mark-to-market inclusions. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each of our taxable years, regardless of whether we distributed the income and gain. The U.S. Holder’s basis in the Common Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

In addition, notwithstanding any election you make with regard to the Common Shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

A U.S. Holder who owns Common Shares or ADSs during any year that we are a PFIC must file Internal Revenue Service Form 8621.

H. Documents on Display

Any documents that we filed with the SEC, including this document and its exhibits, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of our financial assets, liabilities or expected future cash flows and earnings. CSN has developed policies aimed at managing the volatility inherent in certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. Only well-understood, conventional derivative instruments are used. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts. Because derivatives are only used as hedges and not for trading purposes, our exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged.

Market Risk Exposures and Market Risk Management

Our Treasury Department is responsible for managing our market risk exposures. We use a “Risk Management System” in order to:

  help us understand market risks;

  increase transparency to shareholders, creditors and regulators;

  reduce the likelihood of financial losses; and

  diminish the volatility of financial results.

The principal tools used by our Treasury Department are:

  “Value at Risk” or “VAR,” which is a measure of the maximum potential change in value of financial instruments and commodity positions and projected cash flows with a given probability over a set horizon.

  “Stress Testing,” which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

The VAR approach that we use is the “Analytical Method” or “Variance/Covariance Method,” which as sumes that the distribution of returns from assets and liabilities are normal. The model uses historic volatility and correlation data to predict how markets are likely to move in the future and states that the total market risk of a financial position is a function of two factors: volatilities and correlations. To the extent that price movements of assets and liabilities are not perfectly correlated, there will be a diversification effect. The total market risk of the position will be less than the direct summation of individual components.

The VAR measure can differ from actual results because financial return distributions have “fat tails,” which means that extreme price movements occur more frequently than implied by a normal distribution. The peak of the return distribution is also higher and narrower than that predicted by a normal distribution (“leptokurtotic distribution”).

Following is a discussion of the primary market risk exposures that we face:

  Foreign currency exchange rate risk. Fluctuations in exchange rates can have significant effects on our operating results, which in filings with the SEC are presented in U.S. dollars. Therefore, exchange rate fluctuations affect the values of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We attempt to manage our net foreign exchange rate exposures, reflecting the imbalance in our assets and liabilities. Prior to the 1998 financial crisis in Brazil, our hedging activities had not been significant. Since September 1998, we have significantly increased hedging activities, but at any given time, we may still have significant foreign currency exchange rate risk exposure. The 1998 Brazilian financial crisis was followed in early January 1999 by the Central Bank’s abandonment of its policy of controlling the devaluation of the real, and the real was allowed to float, thus increasing the volatility of the exchange rate for the real against most other currencies, including the U.S. dollar. See “Presentation of Financial and Other Information” for information about real/U.S. dollar exchange rates for the last five years.

  Interest rate risk. We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, as well as managing the currency and maturity of debt, we manage interest costs through a balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive, but lower risk, fixed-rate debt. As a general policy, we attempt to maintain a 1:2 ratio between our floating-rate and fixed-rate debt. We use swaps, options and other derivatives to maintain this ratio. In addition, many trade-related assets and liabilities bear interest at floating rates. The principal rates to which we are exposed are the U.S. dollar LIBOR rate and the real TJLP. As a result of our investments of cash or cash equivalents in local markets, we are also exposed to local interest rate risk, which is appropriately measured and controlled.

  Commodity price risk. Fluctuations in the price of steel and certain of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. Currently, we are not hedging our exposure to commodity prices. Our biggest commodity price exposure is the price of steel and coal, but there are no liquid instruments that provide an effective hedge against their price fluctuations.

The following table shows the potential losses that we would incur on a daily basis in the case of VAR calculations for 95% and 99% confidence levels and the potential losses (gains) that we would incur in the case of the stress test sensitivity analysis on the date the extreme scenario is assumed to occur, in each case for our principal categories of financial instruments and positions, based on values as of December 31, 2002:

	Daily VAR(1)
			Stress
	95%	99%	Test(2)
	(U.S. dollars in millions)
Current assets(3)	8.0	11.3	196.1
Debt	8.4	11.9	(237.2)
Net debt(4)	1.4	2.0	(41.1)
__________________________
(1)	Daily VAR is the estimated daily change in the value of the assets, liabilities or positions with a given probability or confidence level. Confidence level is the level of confidence in the VAR estimation process, selected by the number of standard deviations applied to the probability distributions. With a 95% confidence level, there is only a 5% probability that losses will be bigger than approximately 1.65 standard deviation times the market value of all financial instruments and projected cash flows. With a 99% confidence level, there is only a 1% probability that losses will be bigger than approximately 2.32 standard deviation times the market value of all financial instruments and projected cash flows. Extreme price movements occur more frequently than implied by a normal distribution. The peak of the return distribution is also higher and narrower than that predicted by the normal distribution.
(2)	The following assumptions were used in the stress test calculations: on January 1, 2003, the interest rate on real-denominated instruments increased from the 2002 year-end level by 70% in January and February and by 50% in March, then falling by 5% each month thereafter, until reaching 15%, where it will remain for the balance of 2003; the interest rate on U.S. dollar-denominated instruments in Brazil increased to 30% per annum in January and February and then decreased to 12% for the balance of the year; the real devalued 30% against the U.S. dollar on January 1, 2003; and on January 1, 2003, the average cost of our dollar-denominated debt increased by 350 basis points (i.e., 3.5 percentage points).
(3)	Current assets consist of cash and cash equivalents.
(4)	Net debt consists of debt minus current assets.

The data in the foregoing table constitute forward-looking statements. See “Cautionary Statement with Respect to Forward-Looking Statements.”

PART II

Item 15. Disclosure Controls and Procedures

Within the 90-day period prior to this annual report on Form 20-F an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective. No significant deficiencies and material weaknesses were identified that required corrective action.

PART III

Item 18. Financial Statements

The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu thereon, are filed as part of this Annual Report.

Page
Independent Auditors’ Report	F-R
Consolidated financial statements:
Balance sheets as of December 31, 2001 and 2002	FS-1
Statements of income for the years December 31, 2000, 2001 and 2002	FS-3
Statements of cash flows for the years ended December 31, 2000, 2001 and 2002	FS-4
Statements of changes in stockholders’ equity for the years ended	FS-6
December 31, 2000, 2001 and 2002
Notes to financial statements	FS-8

The following consolidated financial statements of CVRD, together with the report of PriceWaterhouseCoopers Auditores Independentes thereon, are filed as part of this Annual Report.

Page
Report of independent accountants	F-2
Consolidated financial statements:
Statement of income for the year December 31, 2000	F-5
Statement of cash flows for the year ended December 31, 2000	F-6
Notes to financial statements	F-8

Item 19. Exhibits

Exhibit Number	Description

1.1	By-laws of CSN, as amended to date (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14732)).*
2.1	Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended on November 13, 1997, among CSN, Morgan Guaranty Trust Company of New York, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-7818) filed with the SEC on November 12, 1997).
4.1	Casa de Pedra Mine Agreement, dated March 15, 2001, by and between CSN and Companhia Vale do Rio Doce (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14732)).*
4.2	Pre-Emption Agreement for the Acquisition of Stocks, Participation in our Control Premium, dated March 9, 2001, by and among BNDES Participações S.A. and the controlling persons of Vicunha Steel (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14732)).*
4.3	Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14732)).*
4.4	First Re-ratification, dated March 9, 2001, of the Private Deed, dated February 6, 2001 for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14732)).*
4.5	Second Re-ratification, dated March 12, 2001, of the Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14732)).*
4.6	Third Re-ratification, dated February 14, 2002, of the Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14732)).*
4.7	Shareholders’ Agreement, dated March 9, 2001, as amended, between Vicunha Siderurgia S.A. and BNDES Participações S.A. (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14732)).*
________________________________ (*) English translation.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 16, 2003	Companhia Siderúrgica Nacional

By:	/s/ Claudia de Azerêdo Santos

Name:	Claudia de Azerêdo Santos
Title:	General Counsel

CERTIFICATIONS

I, Benjamin Steinbruch, certify that:

1. I have reviewed this annual report on Form 20-F of Companhia Siderúrgica Nacional (the “registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

Signature:	/s/ Benjamin Steinbruch

Name:	Benjamin Steinbruch
Title:	Chief Executive Officer and
Acting Chief Financial Officer

Companhia Siderúrgica Nacional

Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000 And Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Companhia Siderúrgica Nacional:

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We did not audit the consolidated financial statements of Companhia Vale do Rio Doce (“CVRD”) (the Company’s lower tier equity method affiliate). The Company’s equity result of US$75,000,000 in the net income of CVRD for the year ended December 31, 2000 is included in the accompanying consolidated financial statements for the year ended December 31, 2000. The consolidated financial statements of CVRD for the year ended December 31, 2000 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 22, the accompanying consolidated financial statements for the year ended December 31, 2000 have been restated.

Rio de Janeiro, Brazil,

May 15, 2003

Companhia Siderurgica Nacional

Consolidated Balance Sheets

Expressed in millions of United States dollars, except share data

Assets	As of December 31,
	2001	2002
Current assets
Cash and cash equivalents	330	356
Trade accounts receivable, net	401	421
Inventories	336	210
Derivative assets	-	400
Taxes recoverable	109	44
Deferred income taxes	94	124
Prepaid expenses	15	13
Others	28	22
	1,313	1,590
Property, plant and equipment, net	2,062	1,527
Investments in affiliated companies and other
investments	79	8
Other assets
Accounts receivable	8	10
Restricted deposits for legal proceedings	160	126
Taxes recoverable	78	29
Deferred income taxes	136	166
Prepaid expenses	18	27
Investments for sale	115	71
Debt and equity securities	11	32
Advances to employees	5	4
Securities receivable	39	-
Others	30	65
	600	530
	4,054	3,655

The accompanying notes are an integral part of these consolidated balance sheets.

Liabilities and stockholders' equity	As of December 31,
	2001	2002
Current liabilities
Trade accounts payable	168	158
Payroll and related charges	35	29
Taxes payable	33	21
Interest on stockholders' equity	-	83
Current portion of long-term debt	307	30
Short-term debt and advances on export contracts	819	979
Accrued finance charges	53	56
Derivative liabilities	-	298
Others	30	78
	1,445	1,732
Long-term liabilities
Accrued pension cost	273	179
Long-term debt and debentures	1,325	996
Accrual for contingencies	240	196
Taxes payable	17	17
Others	8	28
	1,863	1,416
Stockholders' equity
Common stock - 100,000,000 thousand shares (no par value)	2,447	2,447
authorized - 71,729,261 thousand shares issued and outstanding
Capital surplus	53	53
Retained earnings (accumulated loss)
Appropriated	501	282
Unappropriated	(277)	(363)
Accumulated other comprehensive loss
Cumulative translation adjustments	(1,978)	(1,912)
	746	507
	4,054	3,655

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

Expressed in millions of United States dollars, except share data

	Years ended December 31,
	2000	2001	2002
	(As Restated
	See Note 22)
Operating revenues
Domestic sales	2,029	1,860	1,570
Export sales	354	218	599
	2,383	2,078	2,169
Sales taxes, discounts, returns and allowances	437	362	327
Net operating revenues	1,946	1,716	1,842
Cost of products sold	1,115	958	994
Gross profit	831	758	848
Operating expenses
Selling	127	82	127
General and administrative	117	109	110
Others	74	73	47
	318	264	284
Operating income	513	494	564
Non-operating income (expenses), net
Financial income	121	92	466
Financial expenses	(278)	(381)	(219)
Foreign exchange and monetary loss, net	(127)	(396)	(1,087)
Gain on sales of long-term investments	-	643	-
Others	(19)	36	(30)
	(303)	(6)	(870)
Income (loss) before income taxes, equity in results
of affiliated companies, extraordinary item and
cumulative effect of a change in accounting principle	210	488	(306)
Income taxes
Current	(104)	2	25
Deferred	87	48	190
	(17)	50	215
Equity in results of affiliated companies	80	(30)	(71)
Income (loss) before extraordinary item and
cumulative effect of a change in accounting principle	273	508	(162)
Extraordinary item, net of income taxes	-	13	-
Cumulative effect of a change in accounting
principle, net of income taxes	-	6	-
Net income (loss)	273	527	(162)
Basic and diluted earnings per thousand common shares
(in U.S. dollars)
Income (loss) before extraordinary item and cumulative
effect of a change in accounting principle	3.81	7.09	(2.26)
Extraordinary item, net of income taxes	-	0.18	-
Cumulative effect of a change in accounting principle,
net of income taxes	-	0.08	-
Basic and diluted earnings (loss) per thousand common shares	3.81	7.35	(2.26)
Weighted average number of common shares
outstanding (in thousands)	71,729,261	71,729,261	71,729,261

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Expressed in millions of United States dollars

	Years ended December 31,
	2000	2001	2002
	(As Restated
	See Note 22)
Cash flows from operating activities
Net income (loss)	273	527	(162)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	126	117	122
Foreign exchange and monetary loss, net	127	396	1,087
Accrual for contingencies	45	48	24
Residual value of equipment retired	9	6	30
Deferred income taxes	(87)	(48)	(190)
Provision for loss on investments	4	4	26
Equity in results of affiliated companies	(80)	30	45
Gain on sales of long-term investments	-	(643)	-
Gain on debt extinguishment, net of income taxes	-	(13)	-
Others	36	26	12

Decrease (increase) in operating assets
Trade accounts receivable and other	(20)	(204)	(168)
Inventories	(86)	12	11
Derivative assets, net	-	-	(112)
Taxes recoverable	26	(84)	50
Prepaid expenses	12	(10)	(51)
Restricted deposits for legal proceedings	(78)	(29)	(21)
Others	9	36	(7)

Increase (decrease) in operating liabilities
Suppliers	113	(38)	48
Taxes payable	82	10	5
Accrued pension cost	24	18	-
Accounts payable in installments	(6)	(6)	-
Others	6	55	57

Net cash provided by operating activities	535	210	806

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,
	2000	2001	2002
	(As Restated
	See Note 22)
Cash flows from investing activities
Additions to property, plant and equipment	(377)	(430)	(264)
Acquisition of investments	(154)	(62)	(42)
Disposition of investments	-	1,293	-
Loans to related parties	(16)	(9)	(13)

Net cash provided by (used in) investing activities	(547)	792	(319)

Cash flows from financing activities
Short-term debt, net borrowings and repayments	212	81	(263)
Long-term debt
Proceeds	697	779	536
Repayments	(891)	(884)	(561)
Dividends and interest on stockholders' equity	(63)	(1,227)	(60)

Net cash used in financing activities	(45)	(1,251)	(348)

Increase (decrease) in cash and cash equivalents	(57)	(249)	139

Effects of changes in exchange rates on cash and
cash equivalents	(70)	(109)	(113)

Cash and cash equivalents, beginning of year	815	688	330

Cash and cash equivalents, end of year	688	330	356

Cash paid during the year for:
Interest, net of interest capitalized	146	201	145
Income tax and social contribution, including
withholding income tax	90	64	13

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in millions of United States dollars

	Years ended December 31,
	2000	2001	2002
	(As Restated
	See Note 22)
Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	(24)	(24)	-
Write off of treasury stock	-	24	-

Balance, end of year	(24)	-	-

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of year	(1,611)	(1,807)	(1,978)
Change in the year	(196)	(171)	66

Balance, end of year	(1,807)	(1,978)	(1,912)

Unrealized gain (loss) on available-for-sale security
Balance, beginning of year	(35)	(16)	-
Change in the year	28	24	-
Tax effect on above	(9)	(8)	-

Balance, end of year	(16)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,
	2000	2001	2002
	(As Restated
	See Note 22)
Retained earnings (accumulated loss)
Appropriated
Investment reserve
Balance, beginning of year	963	543	416
Transfer to unappropriated retained earnings	(420)	(127)	(190)

Balance, end of year	543	416	226

Legal reserve
Balance, beginning of year	56	93	85
Transfer from (to) unappropriated retained earnings	37	(8)	(29)

Balance, end of year	93	85	56

Total balance, end of year	636	501	282

Unappropriated
Balance, beginning of year	(287)	(112)	(277)
Net income (loss)	273	527	(162)
Payment of dividends and interest on stockholders' equity	(470)	(831)	(143)
Adjustments relating to investments by affiliates	(11)	4	-
Appropriation from reserves	383	135	219

Balance, end of year	(112)	(277)	(363)

Total retained earnings (accumulated loss)	524	224	(81)

Total stockholders' equity	1,177	746	507

Comprehensive income (loss)
Net income (loss)	273	527	(162)
Translation adjustments for the year	(196)	(171)	66
Unrealized gain on available-for-sale security,
net of income taxes	19	16	-

Total comprehensive income (loss)	96	372	(96)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Expressed in millions of United States dollars, unless otherside stated

1 The Company and its operations

Companhia Siderúrgica Nacional is a publicly held company, incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as “CSN” or “the Company”).

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and is Brazil’s sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines, in the State of Minas Gerais, which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others. The Company’s consolidated subsidiaries are:

  CSN Cayman Ltd. (wholly-owned) – a trading company incorporated in the Cayman Islands, established for the principal purpose of facilitating a securitization of the Company’s receivables. On January 2001, the investment in CSN Cayman Ltd. was transferred to Energy I Corp. CSN Cayman Ltd. has a 100% interest in Management Services Co., a Panamanian corporation that provides management services to related parties;

  CSN Steel Corp. (wholly-owned) – incorporated in the Cayman Islands, held the investment in Valepar S.A. made in connection with the acquisition of shares of CVRD, which were sold in March 2001;

  CSN Iron, S.A. (wholly-owned) – incorporated in the Republic of Panama, established to act as an issuer of securities in order to obtain funds for CSN. In December 2001, the investment in CSN Iron, S.A. was transferred to CSN Panama, S.A.;

  CSN Panama, S.A. (99.99% owned) - incorporated in the Republic of Panama, holds a 37.5% interest in CSN Aceros, S.A., which was acquired in connection with the acquisition of shares of Sepetiba Tecon S.A.;

  CSN Overseas (wholly-owned) – incorporated in the Cayman Islands, a trading company for CSN’s export sales;

  CSN Islands Corp. (wholly-owned) – incorporated in the Cayman Islands, established to act as an issuer of Eurobonds;

  Energy I Corp. (wholly-owned) – incorporated in the Cayman Islands, its major objective was the sale of CSN’s stake in Light Serviços de Eletricidade S.A. In December 2001, the investment in Energy I Corp. was transferred to CSN Energy Corp.;

  CSN Energy Corp. (wholly-owned) – incorporated in the Cayman Islands, participates in other companies through equity stakes;

  Tangua Inc. (wholly-owned)- incorporated in the Republic of Panama, indirectly participates in Companhia Siderúrgica Nacional LLC through equity stake;

  Companhia Siderúrgica Nacional LLC (wholly-owned) – incorporated in Delaware, runs a steel mill facility located in the United States;

  FEM – Projetos, Construções e Montagens S.A. (99.99% owned) – its main activities were industrial maintenance and technical assistance. The shareholders decided, starting from June 2002, to write-off the property, plant and equipment of FEM;

  INAL - Industria Nacional de Acos Laminados S.A. (99.99% owned) - a steel distribution company located in Sao Paulo. In December 2002, the investment in INAL was transferred to CISA;

  CISA – CSN Indústria de Aços Revestidos S.A. (99.99% owned) – CISA consists of a large galvanizing complex, focused on the construction and home appliance segments in Brazil. It began operations in January 2001. See Note 23(c) for a description of the spin-off of the CISA plant to CSN in February 2003;

  CSN Participações Energéticas S.A. (99.70% owned) - participates in other companies through equity stakes (in pre-operating stage);

  CSN Energia S.A. (99.90% owned) –engaged in the trading of electric power;

  CSC – Cia. Siderúrgica do Ceará (99.99% owned) – dormant company;

  CSN I S.A. (99.67% owned) – dormant company;

  SCP – Sociedade por Cota de Participação (wholly-owned) – engaged in the trading and distribution of energy; and

  Metalic – Cia. Metalic Nordeste (wholly-owned) – located in Ceara, is the only company in Brazil that produces two-piece steel cans.

2 Summary of significant accounting policies

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, the use of estimates is required to account for certain assets, liabilities and transactions. The Company’s consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

The financial statements have been prepared from the records maintained in Brazil.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”).

As from July 1, 1997, the Company concluded that the Brazilian economy had ceased to be highly inflationary and changed its functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais). Accordingly, at July 1, 1997, the Company translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. At each period ended after July 1, 1997, the Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$2.3204 and R$3.5333 to US$1.00 at December 31, 2001 and 2002, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were previously not translated) at the average rates prevailing during the period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

Stockholders’ equity included in the financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the U.S. dollar exchange rate and in the indices mandated for indexation of the statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b) Basis of consolidation

The financial statements of majority-owned subsidiaries that CSN controls have been consolidated. All significant intercompany accounts and transactions have been eliminated. The financial statements of all subsidiaries have been prepared in accordance with US GAAP.

(c) Inventories

Inventories are stated at the lower of the average actual cost to purchase or manufacture the inventory or the current estimated market value. Allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

(d)Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee, but not the control. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends. The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

Other investments are accounted for at cost.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest incurred during the construction period of major new facilities. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings — 25 years; equipment — 15 years; furniture and fixtures — 10 years; and vehicles — 5 years.

Costs of developing iron ore and other mines or expanding the capacity of operating mines are capitalized and charged to operations on the units-of-production method based on the total quantity to be recovered. These costs have not been material for the years presented.

Maintenance expenses, including those related to programmed maintenance of the Company’s blast furnaces, are charged to the cost of production as incurred.

(f) Recoverability of long lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144”), management reviews long lived assets, primarily property, plant and equipment to be used in the business, for the purpose of determining and measuring impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. SFAS 144 requires the recognition of an impairment loss when the estimate of undiscounted future operating cash flows expected to be generated by the asset is less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, as determined based on quoted market prices, discounted cash flows or appraisals.

(g) Revenues and expenses

Revenues are recognized when the products have been delivered to the customer or shipped and the risk of ownership has passed to the customer, persuasive evidence of the basis of the sale exists, the price is fixed or determinable, the customer no longer has a right of return and collectibility is reasonably assured. Expenses and costs are recognized on the accrual basis.

The Company reflects value-added taxes as a reduction of gross operating revenues.

Revenues from the sale of electricity through the Wholesale Energy Market (the “MAE”) are recorded on an accrual basis in accordance with information registered on the MAE and communicated to the Company by the MAE.

(h) Environmental and remediation costs

The Company provides for remediation costs and penalties when a loss is probable and the amount of associated costs is reasonably determinable. Generally, the timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action.

Expenditures relating to ongoing compliance with environmental regulations are charged to earnings or capitalized, as appropriate. Capitalization is considered appropriate when the expenditures relate to items that will continue to provide benefits to the Company and primarily pertain to the acquisition and installation of equipment for control of air and effluent emissions. These ongoing programs are designed to minimize the environmental impact of the Company’s mining and steel operations and are also expected to reduce costs that might otherwise be incurred on cessation of mining activities.

(i) Research and development

Expenditures for research and development in new products for the year ended December 31, 2002 were US$8 (US$8 and US$9 in 2001 and 2000, respectively).

(j) Accrued pension cost

SFAS No. 87 “Employers Accounting for Pensions” (“SFAS 87”) has been applied as from the beginning of the earliest year presented in these financial statements. However, amortization of the net transition obligation existing at January 1, 1995, when the Company first adopted SFAS 87, has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

SFAS No. 132 “Employers Disclosure About Pensions and Other Post-retirement Benefits” (“SFAS 132”) provides a new basis of disclosure for pension and other post-retirement benefit plans in the annual financial statements of a company. The intent of the new disclosures, among others, is to provide information that will allow the reader to reconcile annual changes in a plan’s financial position and the related financial impact on the plan’s sponsor. The Company adopted SFAS 132 retroactively as from January 1, 1997, and the required disclosures are presented in Note 14.

(k) Employee profit participation plan

The parent Company sponsors an employee profit participation plan for all parent Company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determinated on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to 2.5% of annual EBITDA, provided the EBITDA margin (EBITDA as a percentage of revenues) is at least 33%. Expenses the employee profit participation plan, recorded under general and administrative expenses, amounted to US$16, US$12 and US$17 for 2000, 2001 and 2002, respectively.

(l) Compensated absences

Liability regarding employee compensation for vacation benefits is accrued.

(m) Income taxes

SFAS No. 109 “Accounting for Income Taxes” has been applied for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the tax basis of non-monetary assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets and a valuation allowance is recorded when management believes it to be more likely than not that deferred tax assets will not be fully recovered in the future.

(n) Statements of cash flows

Cash flows relating to overnight financing and investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered cash equivalents.

(o) Earnings per share

The Company has adopted SFAS No. 128 “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the year. Because the Company does not have any potentially dilutive common shares outstanding, diluted earnings per share is equal to basic earnings per share. The common shares of the Company are traded in stock markets in thousands of shares, and earnings per share are presented per thousand shares.

(p) Concentration of credit risk

Financial instruments that potentially subject CSN to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. CSN limits its credit risk associated with cash and cash equivalents by placing its investments with highly-rated financial institutions in very short-term applications. With respect to trade accounts receivable, CSN limits its credit risk by performing ongoing credit evaluations and, depending on the results of the evaluation, requiring letters of credit, guarantees or collateral. CSN’s products are utilized in a wide variety of industry segments, therefore accounts receivable and sales are not concentrated in one single industry and, accordingly, management does not believe significant concentration of credit risk exists.

(q) Comprehensive income (loss)

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a Comprehensive income (loss) statement as part of the consolidated statements of changes in stockholders’ equity.

(r) Interest attributed to stockholders

As from January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11%, 10% and 10% for years 2000, 2001 and 2002, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is withheld from interest payments at the rate of 15%, except for interest due to the Brazilian Government, which is exempt from tax withholdings. The Company opted to pay such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2002 with a direct charge to stockholders’ equity.

(s) Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be oriented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 18.

(t) Financial statements as of and for the year ended December 31, 2000

The financial statements as of and for the year ended December 31, 2000 were reclassified, when applicable, for comparison purposes, mainly for the following: (i) in the balance sheets and statements of cash flows, reclassification of certain amounts from taxes payable (current and long-term) to accrual for contingencies (long-term); (ii) in the statements of cash flows, the changes in restricted deposits for legal proceedings were reclassified from investing activities to operating activities; (iii) in the statements of cash flows, certain reclassifications were made to reflect more adequately the effects of the disposal of investments.

3 Recently issued accounting pronouncements

In 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments, and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, may have to be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings. As a result of adopting SFAS 133, as of January 1, 2001, the Company recorded an asset of US$9, reflecting the net fair value on such date of its derivative financial instruments, and the contra-entry is presented as a gain of US$6 (net of income tax effects of US$3) under cumulative effect of a change in accounting principle, net of income taxes in the statement of income for the year ended December 31, 2001.

In October 2000, FASB issued SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125” (“SFAS 140”). SFAS 140 carries forward most of SFAS 125’s provisions without amendment. However, it revises criteria for accounting for certain transfers of financial assets and the reporting and disclosure requirements for collateral arrangements. SFAS 140’s disclosure requirements must be applied for fiscal years ending after December 15, 2000. The other provisions of SFAS 140 apply to transactions and commitments occurring after March 31, 2001. The adoption of SFAS 140 did not have a material effect on the Company’s consolidated results of operations and financial position.

During June 2001, FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”). SFAS 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board (“APB”) Opinion No. 16 “Business Combinations” (“Opinion 16”) and SFAS No. 38 “Accounting for Preacquisition Contingencies of Purchased Enterprises.” All business combinations within the scope of SFAS 141 are to be accounted for using the purchase method. In addition, SFAS 141 establishes that intangible assets must be recognized as assets apart from goodwill if they meet one of two criteria – the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also establishes that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The business combinations described in Note 4 were accounted for according to SFAS 141, as further described in that Note.

During June 2001, FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17 “Intangible Assets.” SFAS 142 also amends SFAS No. 121 “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of”, to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. An exception to the SFAS 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the nonamortization and amortization provisions of this statement. The Company concluded that, based on the provisions of SFAS 142, no impairment loss should be recognized on this goodwill balance, which amounted to US$21 as of December 31, 2001.

During June 2001, FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 require companies to provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The adoption of SFAS 143 as of January 1, 2002 did not have a material effect on the Company’s consolidated results of operations and financial position.

During August 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144”), which supersedes SFAS No. 121 “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of” (“SFAS 121”), but retains fundamental provisions of SFAS 121 relating to (a) recognition or measurement of impairment of long lived assets to be held and used and (b) measurement of long lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations” (“Opinion 30”) for segments of a business to be disposed of, but retains Opinion 30’s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as “held for sale.” SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS 144 as of January 1, 2002 did not have a material effect on the Company’s consolidated results of operations and financial position.

In April 2002, FASB issued SFAS No. 145 “Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishments of Debt” (“SFAS 4”), and an amendment of that Statement, SFAS No. 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS 145 also rescinds SFAS No. 44 “Accounting for Intangible Assets of Motor Carriers.” SFAS 145 amends SFAS No. 13 “Accounting for Leases” (“SFAS 13”) to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 are required to be applied for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 apply to transactions occurring after May 15, 2002. Early application of the provisions of SFAS 145 is encouraged. The Company does not expect the adoption of SFAS 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2002, FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“Issue 94-3”). The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146‘s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by FASB in SFAS 146 is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

In November 2002, FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN 45, management believes that the implementation of this interpretation will not result in any impact to the Company’s financial statements.

In April 2003, FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003, and is to be applied prospectively. The Company does not believe that the adoption of SFAS 149 will have a material impact on the Company’s financial statements.

In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects a company’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently evaluating the impact of SFAS 150 on its financial position, results of operations and cash flows.

4 Business combinations

On June 19, 2001, the Company obtained the right to acquire certain assets (pickling line, cold rolling and galvanizing lines, box annealing, skin pass mill and a service center for cutting and slitting) which belonged to Heartland Steel Inc. (“Heartland”), located in Terre Haute, Indiana, USA and operating under Chapter 11 protection. This strategy was made in line with CSN’s planning for international development. Such right was subsequently transferred in July to a limited liability company, Companhia Siderúrgica Nacional LLC (“LLC”), a Delaware company. LLC was established on June 26, 2001 by Companhia Siderúrgica Nacional Holdings, LLC (“Holdings”) and Companhia Siderúrgica Nacional Partner, LLC (“Partner”) contributing US$147 in capital. Holdings owns 99% of LLC and Partner owns 1% of LLC. Partner is a wholly-owned subsidiary of Holdings. Holdings is a wholly-owned subsidiary of Tangua Inc. (“Tangua”). Tangua is owned by a third entity.

On July 16, 2001, LLC acquired the above-mentioned assets for the amount of US$55 and assumed certain liabilities in the amount of US$19. The acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at fair value. No goodwill resulted from the acquisition. The purchase price allocation is substantially complete except for finalizing the property tax accrual, which is still being analyzed. The financial statements include LLC’s best estimate of the property tax liability but may be subject to change based on completion of the analysis. The purchase price allocation is shown as follows:

Cash paid for property	49
Cash paid for rolline	2
Cash paid for spare parts	3
Bank receivable	1
Debt assumed	15
Accrued interest	1
Accrued property tax	1
Acquisition of in process liability	2
Total purchase price	74

The Company plans to acquire the capital shares of LLC in July 2003.

LLC signed an agreement with Management Services Co., a Panamanian corporation (the “Service Party”), whose shares are owned by CSN Cayman Ltd., a wholly-owned subsidiary of the Company. Under this agreement, the Service Party is responsible for performing management services for LLC reasonably deemed associated and connected with or deriving from (in any case, directly or indirectly) the steel business. As a consequence of these agreements, the transactions above have been accounted for by the Company under the provisions of SFAS 141 and, accordingly, the consolidated financial statements of the Company include the results of operations of LLC and Tangua since July 16, 2001.

LLC operates a steel processing facility in Terre Haute, Indiana. The facility has a 1.1 million ton per year capacity and has the capability to pickle, cold-roll, anneal, temper, galvanize and slit flat-rolled steel. The steel industry in the United States is currently experiencing a general decline in demand and pricing due to a variety of factors, including current economic conditions in the United States and worldwide over-capacity. Accordingly, there can be no assurance at this time as to when LLC will operate at a profitable level.

In November 2002, the Company acquired 100% of the shares of Cia Metalic Nordeste (“Metalic”) as part of its strategy to expand into the tin-coated products market. Metalic is the only two-piece steel can producer in Brazil, and it has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. Metalic was acquired from members of the Steinbruch family, who also have an interest in the Company. The total purchase price paid amounted to R$108.5 million (US$30) and is payable in 12 monthly installments, commencing November 2002, indexed as of July 1, 2002 by the General Market Price Index (“IGPM”) published by the Fundaçao Getúlio Vargas, plus interest of 12% per year. As a result of this transaction, the Company recognized goodwill in the amount of R$126 million (US$39), which is included in other assets. This transaction will be accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on their respective fair values. Such allocation has not been completed as of December 31, 2002. The pro forma effects of the Metalic acquisition on the Company’s consolidated financial statements are not material.

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for the three years presented herein are: i) federal income tax: 25% for the whole period; and ii) social contribution: 12% in January 2000 and 9% for the balance of the period. Accordingly, the deferred tax balances at each year-end are computed at the rates to be in force in the subsequent year, according to enacted laws (33% at December 31, 2000 and 2001 and 34% at December 31, 2002 for federal income tax plus social contribution). The amounts reported as income tax expense in these financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,
	2000	2001	2002
Income (loss) before income taxes, equity in results
of affiliated companies, extraordinary item
and cumulative effect of a change in accounting
principle	210	488	(306)
Federal income tax and social contribution
at statutory rates	(69)	(161)	104
Adjustments to derive effective tax rate
Interest on stockholders' equity	82	13	27
Non-taxable income (loss) from outside Brazil	(17)	214	7
Reversal of tax contingencies	-	-	32
Others	(13)	(16)	45
Tax benefit (expense) per income statements	(17)	50	215

The major components of deferred income tax accounts in the balance sheet are as follows:

	As of December 31,
	2001	2002
Current assets
Tax loss carryforwards	79	40
Non-deductible accrued expenses	15	84
Net current deferred tax assets	94	124
Non-current assets
Tax loss carryforwards	16	70
Non-deductible accrued expenses	60	50
Accrued pension cost	90	59
	166	179
Non-current liabilities
Property, plant and equipment	21	13
Investments in affiliated companies	9	-
	30	13
Net non-current deferred tax assets	136	166

Management believes that the deferred tax assets are fully realizable and therefore that no valuation allowance is required.

The deferred assets related to income tax loss carryforwards and social contribution negative basis carryforwards, in the amounts of US$88 (US$81 in 2001) and US$22 (US$15 in 2001), respectively, as of December 31, 2002, were set up based on the history of CSN’s profitability and on the expectation of future profitability. These benefits are expected to be completely realized within five years. Tax loss carryforwards do not expire under Brazilian tax law.

6 Cash and cash equivalents

	As of December 31,
	2001	2002
Cash in hand and bank deposits
Local currency	17	37
Time deposits
Local currency	178	257
U.S. dollars	135	62
Total	330	356

Management has been investing surplus cash in an investment fund comprised of Brazilian government bonds, fixed income securities with monetary or foreign exchange variation, issued in Brazil, commercial paper and money market funds.

7 Trade accounts receivable

	As of December 31,
	2001	2002
Domestic	391	340
Export - Denominated in U.S. dollars	45	109
	436	449
Allowance for doubtful accounts	(35)	(28)
Total	401	421

During 2000, 2001 and 2002, the Company recorded receivables aggregating US$137 (translated at the December 31, 2002 exchange rate) in respect of its MAE electric energy sales, based on prices furnished by the MAE.

In May 2002, the Agência Nacional de Energia Elétrica – ANEEL issued Order No. 288, which retroactively imposed additional transmission costs, resulting in changes in the electric energy prices which the Company relied on. Therefore, in 2002, the Company made a US$24 provision to reflect these changes in electric energy prices. As a result of a partial settlement of the receivables related to these MAE sales, the Company received US$26 in December 2002 and US$22 in January and February 2003. At March 31, 2003, US$68 of the Company’s MAE receivables remained outstanding. The settlement of the Company’s remaining MAE receivables is expected to occur after the completion of an independent audit by ANEEL to validate the accuracy of the amounts determined by the MAE and communicated to the electric power companies. It is expected that this audit will be completed by the end of June 2003 and that payment will commence shortly thereafter.

No single customer accounted for more than 10% of total trade accounts receivable at December 31, 2001 or 2002, or total revenues in any of the three years in the period ended December 31, 2002. As of December 31, 2001 and 2002, the Company fully provided for the receivables from certain customers, after negotiations over past due accounts failed.

8 Investments for sale

On December 11, 2000, CSN sold through its subsidiary Energy I Corp. its participation in the capital stock of Light – Serviços de Eletricidade S.A. to EDF International S.A. and AES Treasure Cove Ltd. for R$708 million (US$362), with the financial closing taking place on January 11, 2001. The gain on this transaction was US$185, which is recorded under non-operating income (expenses), net – gain on sales of long-term investments in the consolidated statement of income for the year ended December 31, 2001. The gain net of income taxes was US$150.

The Company’s investment in Light – Serviços de Eletricidade S.A. was classified as available-for-sale under the provisions of SFAS 115. Accordingly, the unrealized holding losses, net of taxes, were excluded from income and recognized as a separate component of stockholders’ equity (other comprehensive loss). As a result of this sale, the unrealized loss in the amount of US$16 (net of income tax effects) as of December 31, 2000 was reversed against the gain, which was recognized in the consolidated statement of income for the year ended December 31, 2001.

On December 31, 2000, agreements were signed for the purpose of eliminating existing cross-holdings between CSN and CVRD. Under these agreements CSN sold 32,926,078 ordinary shares issued by Valepar S.A., corresponding to 8.4739% of the shares issued by CVRD, for an amount equivalent to US$1,313, to BRADESPAR S.A, BRADESPLAN Participações S.A. and Litel Participações S.A., with the financial closing taking place in March 2001. The gain on this transaction was US$458, which is recorded under non-operating income (expenses), net – gain on sales of long-term investments in the consolidated statements of income for the year ended December 31, 2001.

As the financial closings for these transactions occurred in 2001, the Company did not record such transactions in the 2000 financial statements. Instead, the sales were recorded in 2001, as established by SFAS No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which states that sales of financial assets must be accounted for at the time the transfer of securities and the financial closing occur.

As of December 31, 2002, the investments in Inepar-Ind. and Itá Energética S.A. in the amounts of US$5 and US$66, respectively, were recorded in investments for sale within other assets.

9 Inventories

	As of December 31,
	2001	2002

Finished products	74	73
Products in process	64	38
Raw material	92	43
Spare parts and maintenance supplies	64	49
Other	42	7
Total	336	210

10 Investments in affiliated companies and other investments

	As of and for the years ended December 31,
		Direct
		ownership					Equity in
		2002	Investments		results of affiliated companies
	Voting	Total	2001	2002	2000	2001	2002
Companies
MRS Logística S.A.	18.72%	32.22%	61	-	10	(14)	(24)
Companhia Ferroviária do Nordeste	32.40%	32.40%	-	-	(1)	-	-
Valepar S.A.	-	-	-	-	75	-	-
Itá Energética S.A.	48.75%	48.75%	-	-	2	3	(9)
GalvaSud S.A.	51.00%	51.00%	10	-	(3)	(16)	(12)
CSN Aceros, S.A.	37.50%	37.50%	-	-	(2)	(2)	-
Sepetiba Tecon S.A.	20.00%	20.00%	-	-	(1)	(1)	-
			71	-	80	(30)	(45)
Other investments
At cost
Ferrovia Centro Atlântica S.A.	11.66%	11.95%	8	5

Goodwill
MRS Logística S.A.			-	3

			79	8	80	(30)	(45)
Provision for loss on investments
Sepetiba Tecon S.A.			-	(3)	-	-	(4)
GalvaSud S.A.			-	(11)	-	-	(15)
CSN Aceros, S.A.			-	(5)	-	-	(7)
			79	(11)	80	(30)	(71)

Ferrovia Centro-Atlântica S.A. (“FCA”), MRS Logística S.A. (“MRS”) and Companhia Ferroviária do Nordeste (“CFN”)

The interests in these railroad networks were acquired through participation in consortia which obtained, in privatization auctions, the concessions to operate the railway networks of the Rede Ferroviária Federal S.A. The Company’s aim is to help FCA, MRS and CFN to improve the efficiency and reliability of the railway networks. FCA and MRS are the principal means of transporting the Company’s raw materials to the Presidente Vargas Steelworks facility.

As disclosed in note 23, the Company intends to sell its stake in FCA to CVRD, as well as to acquire CVRD’s stake in CFN.

Valepar S.A.

The Company was a member of a consortium that on May 6, 1997 successfully bid in the auction for a controlling stake in CVRD, one of the world’s largest mining companies. The consortium paid a total of US$3,100 for 42% of the common shares of CVRD, which in turn represented approximately 27% of the issued and outstanding shares of CVRD, as of May 6, 1997. The members of the consortium formed Valepar S.A., a special purpose company, to hold their interests in CVRD. CSN owned 31% of Valepar S.A., giving it an indirect interest in 13.2% of CVRD’s common shares, representing 8.5% of CVRD’s total capitalization. The Company paid US$989 for its investment in Valepar S.A, of which US$786 was financed by a bridge loan from a syndicate of lenders, including NationsBank N.A, also an indirect shareholder of Valepar S.A.

The summarized information for the year ended December 31, 2000 (as restated) with respect to CVRD’s results of operations in accordance with US GAAP is as follows:

Year ended
December 31, 2000
Statement of income	(As restated See
Note 22)
Net operating revenue	3,935
Net cost and expenses	(2,951)
Income before income taxes	1,054
Income taxes	32
Net income	1,086

Itá Energética S.A.

Formed in July 1996, this special-purpose company is responsible for the construction of the Itá hydroelectric facility, a 1,450 MW power facility that was built on the Uruguay river in southern Brazil. In late 2001, the Board of Directors of the Company decided to dispose of its ownership of the subsidiary Itá Energética S.A. As of December 31, 2002, the investment in Itá Energética S.A., in the amount of US$66 (US$106 in 2001), was recorded under investments for sale in other assets. Amortization of goodwill for each of the years in the two-year period ended December 31, 2001 was US$0.4, which is included in the statements of income for those years.

GalvaSud S.A.

A joint venture formed in May 1998 with Thyssen-Krupp Stahl A.G., GalvaSud S.A. began producing hot-dipped galvanized steel for the automobile industry in December 2000. The GalvaSud plant is located in the State of Rio de Janeiro, approximately 45 km from the Presidente Vargas Steelworks. Although CSN’s participation in GalvaSud S.A. is 51%, this investee is not consolidated, since Thyssen-Krupp Stahl A.G. has substantial veto rights according to the shareholders’ agreement between the parties.

CSN Aceros, S.A. and Sepetiba Tecon S.A.

CSN’s investment in CSN Aceros, S.A. is held through its subsidiary CSN Panama, S.A. Located in the Republic of Panama, CSN Aceros, S.A. holds an 80% interest in Sepetiba Tecon S.A., a joint-venture company formed with CVRD for the purpose of carrying out a concession agreement to use a container marine terminal in the State of Rio de Janeiro, where the Company intends to concentrate its steel exports, for a 25-year period.

CSN’s total participation in Sepetiba Tecon S.A., consisting of a direct participation of 20% and an indirect participation of 30% through CSN Aceros, S.A., is 50%.

As disclosed in note 23, the Company intends to acquire CVRD’s stake in Sepetiba Tecon S.A.

11 Property, plant and equipment

	As of December 31, 2001
		Accumulated
	Cost	Depreciation	Net
Land	15	-	15
Buildings	104	18	86
Equipment	3,085	1,302	1,783
Furniture and fixtures	24	16	8
Vehicles	5	3	2
Others	66	30	36
	3,299	1,369	1,930
Construction in progress	132	-	132
	3,431	1,369	2,062

	As of December 31, 2002
		Accumulated
	Cost	Depreciation	Net
Land	8	-	8
Buildings	267	60	207
Equipment	1,869	855	1,014
Furniture and fixtures	107	27	80
Vehicles	4	3	1
Others	109	55	54
	2,364	1,000	1,364
Construction in progress	163	-	163
	2,527	1,000	1,527

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are for undertakings in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2000, 2001 and 2002, interest capitalized amounted to US$17, US$3 and US$12, respectively.

As of December 31, 2002, the fixed assets securing financial obligations amounted to US$654 (US$713 in 2001).

12 Loans and financing

	As of December 31,
	2001				2002
	Long-term		Short-term		Long-term		Short-term
	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries
Foreign currency

Prepayment	141	-	169	-	90	51	100	17
Euronotes	-	443	-	-	-	79	-	-
Commercial paper	-	331	-	140	-	-	-	330
BNDES/Finame	322	-	21	-	296	-	30	-
Financed imports	60	-	357	-	100	-	138	-
ECAs -bilateral agreements	69	-	2	-	52	-	14	-
Advances on export contracts	-	-	-	-	-	-	86	-
Acquisition of assets and
loan for working capital	-	-	-	-	-	-	-	196
Other	53	201	89	19	17	64	9	19
	645	975	638	159	555	194	377	562
Denominated in
Brazilian reais

BNDES/Finame	22	33	22	-	31	-	18	-
Debentures	-	-	-	-	189	-	10	-
Other	-	-	-	-	-	57	-	12
	22	33	22	-	220	57	28	12
Current portion of
long-term debt
Principal	(85)	(222)	-	-	(30)	-	-	-
Accrued finance charges	(28)	(15)	-	-	-	-	-	-
	554	771	660	159	745	251	405	574
Total	1,325		819		996		979

(a) Short-term

At December 31, 2002, the Company’s short-term borrowings, incurred for the purpose of financing working capital, bear interest at rates ranging from 2.73% to 4.02% (2001 – 5% to 7.3%) per annum. The variable rates range from the London Interbank Offered Rate (“LIBOR”) plus 1.1% per annum to LIBOR plus 2.15% per annum.

(b) Long-term

At December 31, 2002, the Company’s long-term debt bear interest at rates as follows:

	%	CSN	Subsidiaries
Denominated in local currency

Long-term interest rate ("TJLP"),
General price index ("IGP-DI"),
Interbank deposit certificate ("CDI")
or General consumer price index
("IGPM")	2.75 to 13.25	220	57

Denominated in foreign currency

United States dollar	2.65 to 9.13	428	194
Japanese yen	1.37 to 6.63	47	-
Others	5.0 to 13.65	50	-
		745	251

Indices applied to debt in each year are as follows:

	%
	2000	2001	2002

TJLP - Long-term interest rate	10.93	9.50	10.00
CDI - Interbank deposit certificate	-	-	19.04
United States dollar exchange rate change	9.30	18.67	52.27
Japanese yen exchange rate change	(2.16)	3.66	68.15

The long-term portion of the Company’s debt outstanding at December 31, 2002 becomes due as follows:

2004	241
2005	282
2006	132
2007	140
2008 and thereafter	201
Total	996

Security for the Company’s debt outstanding at December 31, 2002 was as follows:

Property, plant and equipment	654
Notes receivable from foreign clients	506
Bank guarantee	95
Total	1,255

On June 17, 1997, CSN Iron, S.A. issued US$600 principal amount of 9 1/8% Eurodollar Notes due 2007. The Company unconditionally guaranteed the payment of all amounts due on such Notes. Following two public tender offers that closed in March 1999 and June 2001 and other repurchases by CSN, CSN has repurchased a total of US$521 of the US$600 Notes issued, leaving approximately US$79 of the Notes outstanding. The gain on the June 2001 repurchase transaction was US$13, net of income taxes of US$6, which was recorded as an extraordinary item in the consolidated statement of income for the year ended December 31, 2001. In addition, pursuant to the June 2001 transaction, the terms and conditions of the Notes and the related Trust Deed were changed, conforming certain covenants under these Notes to those under certain of CSN’s other outstanding notes.

On February 15, 2001, the Company decided to accelerate the settlement of the securitization financing of its subsidiary CSN Cayman Ltd., which would have originally matured in September 2001 and 2003, in the total amount of US$108. The effect of this transaction on the Company’s results of operations for the period ended December 31, 2001 was not material.

In April 2001, the Company issued Commercial Paper in the international market, through its subsidiary CSN Overseas, in the total amount of US$250, with a two-term maturity, at an approximate cost of 5.9% per annum.

In July 2001, the affiliate Tangua obtained a loan of US$175. This loan bears interest at LIBOR plus 1.875% per annum and is due on July 16, 2003.

In October 2001, the Company placed a US$220 U.S. Commercial Paper/Trade Notes program in the international market, through its subsidiary CSN Overseas. The transaction consists of a line of US$140, with a one-year maturity and an approximate cost of 4.3% per annum, and of a line of US$80 with a two-year maturity and an approximate cost of 6.2% per annum. All of the funds raised in this transaction were used to finance and refinance CSN’s trade international related transactions.

The Company’s U.S. Commercial Paper program is supported by letters of credit issued by banks and carries an A1/P1 credit rating from Moody’s and Standard & Poors, for the benefit of the overseas holders of the U.S. Commercial Paper. The issuers of these letters of credit, in turn, have sold participations in the letters of credit to a syndicate of supporting banks from Brazil and abroad.

In March 2002, the Company issued R$690 million (US$292) of real-denominated debentures in two tranches: a three-year tranche of US$228 bearing interest at the Certificado de Déposito Interbancário – CDI, the Brazilian interbank interest rate, plus 2.75% per annum, and a four-year tranche of US$64 indexed to the Índice Geral de Preços do Mercado (“IGPM”) and bearing interest at 13.25% per annum. The proceeds are available for general corporate purposes, including debt repayment.

During March 2002, the Company repurchased R$23 million (US$8) of the first tranche debentures and R$21 million (US$7) of the second tranche debentures. The second tranche was resold in September 2002. The repurchases and resales had no impact on the Company’s results, because the debentures were purchased at their carrying amounts.

In August 2002, the Company paid, at maturity, US$350 of notes issued by its subsidiary CSN Islands Corp.

Financial restrictions

Pursuant to an agreement entered into on December 31, 2000, Vicunha Siderurgia S.A. (“Vicunha Siderurgia”) financed the increase of its interest in CSN from 14.1% to 46.5% by issuing debentures in an aggregate principal amount of R$1.9 billion (US$972). Under the trust deed under which the debentures were issued (the “Deed”) and an agreement between Vicunha Siderurgia and BNDES Participações S.A. – BNDESPAR that will stay in effect as long as BNDESPAR holds the debentures, Vicunha Siderurgia will be in default if:

  CSN's net financial debt exceeds three times EBITDA;

  CSN’s net financial expenses (including net monetary variations but excluding net exchange rate variations in excess of INPC (National Consumer Price Index — Índice Nacional de Preços ao Consumidor) plus 5%) exceeds 60% of EBITDA in 2001 or 50% thereafter; or

  CSN’s net financial expenses (including net monetary variations but excluding net exchange rate variations) exceeds the lower of (a) 30% of EBITDA in 2002 (40% thereafter) or (b) EBITDA less income taxes, social contribution, dividends paid in an amount equal to the debt service on the debentures and CSN’s capital expenditures from cash generated by operations and increases in the capital of unconsolidated subsidiaries.

As of December 31, 2002, none of such amounts was exceeded. Such amounts are determined in accordance with the accounting principles applied by CSN in its statutory financial statements prepared in accordance with the Brazilian Corporate Law.

13 Stockholders’ equity

(a) Capital

The capital stock of the Company at December 31, 2002 is represented by 71,729,261 (2001 – 71,729,261) thousand common shares (no par value). Each common share has the right to one vote in the General Stockholders’ Meeting.

(b) Appropriated retained earnings

Brazilian laws and CSN’s by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves is described below:

  Investment reserve — this is a general reserve for future expansion of CSN’s activities.

  Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined according to Brazilian corporate legislation. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

(c) Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2002, retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2002 includes the equivalent of US$226, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders.

The Company paid US$60 (US$831 in 2001) of dividends and interest on stockholders’ equity for the year ended December 31, 2002 and accrued US$83 for payment in 2003.

14 Pension plan

(a) Description of the plans

The Company has pension plans which cover substantially all employees. The plans are administered by the Board of Directors of a foundation named Caixa Beneficente dos Empregados da CSN (“CBS”), a private non-profit pension fund established in July 1960, which has as its members employees of CSN and certain CSN subsidiaries that joined the fund by agreement, and CBS’s own employees. The Board of Directors of CBS is comprised of its president and ten members, six of whom are chosen by CSN, the principal sponsor of CBS, and four of whom are chosen by the participants.

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as from January 1996, called the Plano Misto de Benefício Suplementar (a hybrid plan), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of August 1996, 4,197 employees had transferred to the new hybrid plan, representing approximately 60% of the total number of active employees at that date. On December 31, 2002, CBS had 24,483 participants, of whom 19,198 were contributors (24,934 and 19,674, respectively, at December 31, 2001), enrolled in its benefit plans, including 7,540 active (7,829 at December 31, 2001) and 16,943 retired (17,105 at December 31, 2001) employees. Of the total participants, 17,278 belong to the defined benefit plan and 7,205 to the hybrid plan.

CBS’s assets comprise principally time deposits, shares of CSN, equity securities, government securities and properties. At December 31, 2002, CBS owned 2,604,922 thousand (2001 – 2,604,922 thousand) common shares of CSN with a market value at that date of US$37.6 (2001 – US$41). CBS also had at December 31, 2002, 266,158 thousand quotas of the Clube de Investimento CSN, an investment club comprised of CSN’s employees and itself a shareholder of CSN, with a carrying value of US$8.4 (737,760 thousand quotas with a carrying value of US$27 at December 31, 2001).

(b) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN is committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 7%. Contributions made by the Company to the plan during 2002 amounted to US$2.7 (2001 – US$3.8).

(c) Defined benefit plan

Information with respect to the Company’s defined benefit plan, for the years presented is as follows:

(i) Change in benefit obligation	As of December 31,
	2001	2002
Projected benefit obligation at beginning of year	425	285
Service cost	2	1
Interest cost	39	27
Benefits paid	(36)	(27)
Effect of exchange rate changes	(67)	(98)
Actuarial gain (loss)	(78)	58
Projected benefit obligation at end of year	285	246

(ii) Change in plan assets	As of December 31,
	2001	2002
Fair value of plan assets at beginning of year	174	151
Actual return on plan assets	31	27
Employer contributions	5	6
Employee contributions	3	1
Benefits paid	(36)	(27)
Effect of exchange rate changes	(26)	(52)
Fair value of plan assets at end of year	151	106

(iii) Accrued pension cost liability	As of December 31,
	2001	2002
Funded status, excess of projected benefit obligation
over plan assets	134	141
Unrecognized net actuarial gain	139	38
Accrued pension cost liability	273	179

(iv)Periodic pension cost

Net periodic pension cost includes the following components:

	Year ended December 31,
	2000	2001	2002
Service cost-benefits earned during the year	3	2	1
Interest cost on projected benefit obligation	49	39	27
Expected return on plan assets	(22)	(15)	(14)
Net amortization and deferral	1	(1)	(7)
	31	25	7
Employees contributions	(2)	(1)	(1)
Net periodic pension cost	29	24	6

Actuarial assumptions used for the calculations were:

	2000	2001	2002
Discount rates	Inflation plus 6%	Inflation plus 10%	Inflation plus 8%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 6%	Inflation plus 10%	Inflation plus 8%

The projected annual inflation rate adopted was 5% for all years presented.

The discount rates and expected long-term rate of return on assets were changed for 2002, since management believes the rate of 8% more adequately reflects CBS’s assets’ profitability and Brazil’s projected economic scenario.

(v) Funded status	As of December 31,
	2001	2002
Actuarial present value of:
Vested benefit obligation	281	232
Non-vested benefit obligation	1	13
Total accumulated benefit obligation	282	245
Projected benefit obligation	285	246
Fair value of plan assets	(151)	(105)
Funded position	134	141
Unrecognized net actuarial gain	139	38
Accrued pension cost liability	273	179

As a result of a general pay increase granted by CSN at the time of its privatization and a decline in the value of CBS’s assets, CBS has substantial unfunded projected defined benefit obligations. In August 2002, the SPC approved a proposal for the payment of the unfunded projected obligations, replacing and supplementing an agreement in place since January 1996. Under the new agreement, CSN, as the plan’s sponsor, will pay the unfunded projected defined benefit obligations in monthly installments over 20 years, beginning in June 2002. Under the new agreement, CSN is also obligated to make additional payments in the event CBS does not have adequate cash to meet the defined benefit plan’s obligations and will be entitled to a refund of any surplus not required to meet such obligations. The new agreement does not affect CSN’s pension obligations or periodic pension cost reflected in its consolidated financial statements prepared in accordance with US GAAP.

15 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Amounts paid on dismissal totaled US$7, US$8 and US$6 in the years ended December 31, 2000, 2001 and 2002, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

16 Commitments and contingencies

(a) Accruals and deposits

The accruals for contingencies and the related legal deposit balances are as follows:

	As of December 31, 2001		As of December 31, 2002
	Deposits	Accruals	Deposits	Accruals
Labor	9	30	6	13
Tax
Social contribution	56	40	29	13
Income tax	66	54	57	17
PIS/COFINS – Law no. 9718/99	–	50	–	52
CPMF	–	31	–	33
Other tax	23	25	27	34
Other	6	18	7	36
	160	248	126	198
Current liabilities	–	(8)	–	(2)
Long-term	160	240	126	196

The amounts presented below refer to the parent Company, since the accruals for contingencies relating to subsidiaries are not considered significant by management.

(i) Labor contingencies

For 2002, these are represented mainly by 1,830 (1,948 in 2001) labor claims in which CSN was the defendant. For 2002, the amount of the accrual for these contingencies was US$13 (US$30 in 2001). Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, overtime and additional payments for unhealthy and hazardous activities.

The lawsuits related to CSN’s joint liability with independent contractors represent a large portion of the total labor lawsuits against the Company and originate from the non-payment by the independent contractors of employee obligations, which results in CSN’s inclusion in the lawsuits.

The most recent lawsuits originating from CSN’s joint liability with independent contractors have generally been decided in favor of CSN due to procedures that have been adopted by the Company in order to inspect and assure the compliance of the wage payments and social charges withdrawals by the independent contractors, which have been in operation for the last 36 months.

(ii) Tax contingencies

(A) Social contribution and income tax

The Company claims that, in connection with the correction of the distortion in the calculation of the basis for the income tax and social contribution as a result of the use of the Consumer Price Index (“IPC”) of January 1989 (referred to as the “Summer Plan”), it is entitled to a refund of 51.87% of the tax liability determined under the Summer Plan. In the first quarter of 2003, the Tribunal Regional Federal – TRF, the regional tax court, confirmed lower court rulings establishing that the percentage to which CSN is entitled is 42.72% minus the applicable index of 12.15%. As a result, as of December 31, 2002, CSN reversed US$32, or approximately half, of its accrual for this tax liability. CSN is pursuing the balance of its claim.

(B) PIS/COFINS – Law no. 9718/99

CSN is appealing the legality of Law no. 9718/99, which increased the PIS and COFINS calculation basis, including the financial revenue of CSN. The amount of this accrual was US$52 at December 31, 2002 (US$50 at December 31, 2001). CSN obtained a favorable verdict in the lower court and the suit is going through a compulsory review by the TRF. The Company’s legal counsel expects a favorable decision.

(C) CPMF - Provisional contribution on financial activities tax

CSN has been appealing the CPMF (Provisional Contribution on Financial Activities) tax since the promulgation of Constitutional Amendment No. 21/99. The amount of this accrual was US$33 as of December 31, 2002 (US$31 as of December 31, 2001). CSN obtained a favorable verdict in the lower court and the suit is on appeal to the TRF. The most recent precedents by the courts have not been favorable to CSN’s position.

(D) Other tax accruals

Other tax accruals relate to a variety of disputes. No single group of similar claims constitutes more than 5% of total accruals.

(iii) Other accruals

Other accruals relate to a variety of disputes. No single group of similar claims constitutes more than 5% of total accruals.

(b) Other commitments and contingencies

Anti-trust penalty

In October 1999, the Company and other Brazilian steel industries were fined by the Brazilian anti-trust board (“CADE”) based on allegations of having agreed beforehand to increase steel prices in 1996. CADE fined all companies involved 1% of their gross operating revenues in 1996. CSN’s part amounted to US$6. In the opinion of the Company’s legal counsel, it is not possible at this time to estimate the probability of loss in relation to this contingency. For this reason, no provision has been accrued at this time.

Environmental

The Company is subject to Brazilian federal, state and municipal laws and regulations governing environmental obligations and liabilities. The Company is committed to controlling the substantial environmental impact caused by steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. CSN believes that it is in substantial compliance with applicable environmental requirements.

The Company provides for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. Management does not anticipate that costs for environmental lawsuits, to the extent not previously provided for, will have a material adverse effect on the Company’s consolidated financial position. The actual provision for environmental contingencies relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989, and fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks.

The Company operates an environmental department managed under an EMS – Environmental Management System, compliant with ISO 14001 requirements. CSN received the ISO 14001 Certificate for its iron ore mining operations in December 2000 (with certification renewed in 2001 and 2002) and for its steelmaking units and limestone mining operations in December 2002.

Since privatization, CSN has invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2000 – R$172.5 million (US$94.3); 2001 – R$150.9 million (US$64.2); and 2002 – R$123 million (US$42.1). Of the R$123 million (US$42.1) spent in 2002, capital expenditures constituted R$52.6 million (US$18) and environmental maintenance and operating costs constituted R$70.4 million (US$24.1).

The Company signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the state of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, the Company was obligated to make over the next three years expenditures aggregating R$181 million (US$101) on 130 items, which include environmental technology and construction of new equipment to control soil, air and water pollution. The Company also agreed in the amendment to spend R$14 million (US$5) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”).

As of December 31, 2002, the Company had invested under the FEEMA Accord an aggregate of R$250 million (US$121 based on the average exchange rate of cash disbursement), completing all 130 items, and spent R$13 million (US$6.2) on new infrastructure and community services. Some residual expenditures required under the FEEMA Accord are expected to be made through 2003. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and the Company’s continuing compliance with the FEEMA Accord, environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20) are currently suspended. These fines will be dismissed if FEEMA can verify that CSN has completed the 130 actions and expenditures required by the FEEMA Accord and the agreed Compensatory Measures: doubling the local water treatment plant facility (completed in May 2001), building a sanitary landfill (completed in March 2003) and donating land for the construction of a wastewater plant for the city of Volta Redonda (concluded in December 2000). The final audit was carried out in January and February 2003, and on May 6, 2003, FEEMA declared that the Company has completed all of its obligations. Accordingly, management expects FEEMA to cancel the fines in the coming months, when it completes its administrative procedures.

The Company also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, the Company invested R$1.4 million (US$0.8) in an environmental quality program designed both to preserve the environment and provide assistance to the Volta Redonda community. The program’s priority is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program has been suspended since 2000 as a result of an appeal by the state public attorney’s office. The January 1995 Accord also requires funds to be allocated to protect one of the last Atlantic rainforest reserves in the city of Volta Redonda and the several endangered species inhabiting it.

On November 30, 2001, the Company entered into a term of commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), establishing a two and a half-year period to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations. Pursuant to the SEMADS Accord, CSN has installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the SEMADS Accord is R$5 million (US$2), of which approximately R$2 million (US$0.6) remains to be spent in 2003.

Prior to 1990, CSN operated coal mining facilities in the State of Santa Catarina. As a part of such operations, CSN and other companies used waste ponds for mine tailings. The State environmental authority has required CSN and the other companies to take environmentally corrective action to restore the ponds. CSN has developed and begun to implement a restoration plan with a total projected cost to CSN of approximately R$10 million (US$6). In 2001, this effort remedied the first areas with good results. The aggregate amount of expenditures on this remediation in 2001 was R$0.8 million (US$0.3). Other sites were remedied during 2002, with a total expenditure of R$0.7 million (US$0.2).

17 Guarantees

The Company has financial responsibility, through guarantees or otherwise, for obligations of investees as follows:

				Expiration
	Currency	2002	2001	Date	Conditions
CFN – Companhia Ferroviária do Nordeste	R$	19	–	07/11/03	Joint guarantee of bank financing for working capital purposes
Sepetiba Tecon S.A.	US$	36	39	09/15/03 and 06/15/09	Guarantee for equipment acquisition financing and terminal improvement
Sepetiba Tecon S.A.	R$	29	27	12/15/11 and 01/16/12	Guarantee for financing of 60% of construction work and installations
GalvaSud S.A. (1)	R$	242	175	12/15/2003	Guarantee for financing of equipment acquisition

(1) All shares issued by GalvaSud S.A. owned by the Company are pledged in favor of Unibanco - União dos Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau, guaranteeing financing contracts of GalvaSud.

Other commitments

The Company makes investments through participation in consortia formed for the development or operation of concessions granted by government entities. Under Brazilian law, each member of such a consortium is jointly and severally liable for the obligations arising from the concession.

18 Segment and geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

In 1996, the Company reorganized its corporate structure in order to focus managerial decisions, establishing four sectors: Corporate Center, Steel, Energy and Infrastructure. Each sector was headed by a chief executive officer who reported to the Board of Directors. In April 1999, the Company changed the existing corporate structure by creating the position of a Chief Executive Officer of the Company, who reports to the Board of Directors, and consolidated the existing four sectors into three: Corporate Center, Steel sector and Infrastructure/Energy sector. In addition, the Company created a new sector – New Businesses. In November 2000, CSN divided the Steel sector into two new sectors –Operations and Commercial. Each sector is headed by an Executive Officer, who reports to the Chief Executive Officer of the Company.

The Chief Executive Officer is responsible for strategic planing, corporate communications, Fundação CSN (the CSN Foundation), and logistics and supply. The Corporate Center Executive Officer is responsible for legal, financial matters, controlling/financial reporting, information technology, investor relations, corporate human resources and CBS – CSN’s pension fund. The Operations sector Executive Officer is responsible for the manufacturing of CSN’s steel and steel products. The Commercial sector Executive Officer is responsible for the sales and marketing of CSN’s steel products. The Infrastructure/Energy sector Executive Officer is responsible for the Company’s mines, investments in logistics (railways and ports), real estate, procurement, power generation and distribution facilities. The New Businesses sector Executive Officer is responsible for new and current projects.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the Brazilian Corporate Law together with certain relatively minor intersegment allocations.

Information for the Steel – Operations, Steel – Commercial and New Businesses segments are being presented aggregated, as they are all related to the steel business.

The eliminations column refers basically to intersegment operations.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company’s long-term assets are located in Brazil.

	Year ended December 31, 2000
	Steel and	Corporate	Infrastructure/
	New Businesses	Center	Energy	Eliminations	Consolidated
Results
Domestic sales	2,142	–	17	(130)	2,029
Export sales	675	–	–	(321)	354
Sales taxes, discounts, returns and
allowances	(436)	–	(1)	–	(437)
Cost and operating expenses	(1,519)	(181)	(10)	277	(1,433)
Financial income	2	235	–	(116)	121
Financial expenses	(6)	(396)	–	124	(278)
Foreign exchange and
monetary loss	(6)	(115)	–	(6)	(127)
Other non-operating expenses	(19)	–	–	–	(19)
Income taxes	–	(20)	–	3	(17)
Equity in results of affiliated
companies	(3)	72	11	–	80
Net income (loss)	830	(405)	17	(169)	273
Assets
Cash and cash equivalents	36	650	2	–	688
Investments for sale	–	689	160	–	849
Property, plant and equipment, net	2,017	6	2	–	2,025
Capital expenditures	354	5	18	–	377
Investments in affiliated
companies and other investments	19	3	223	–	245
Sales by geographic area
Export sales
Asia	90	–	–	(43)	47
North America	172	–	–	(82)	90
Latin America	168	–	–	(80)	88
Europe	160	–	–	(76)	84
Others	85	–	–	(40)	45
	675	–	–	(321)	354
Domestic sales	2,142	–	17	(130)	2,029
Total	2,817	–	17	(451)	2,383

	Year ended December 31, 2001
	Steel and	Corporate	Infrastructure/
	New Businesses	Center	Energy	Eliminations	Consolidated
Results
Domestic sales	1,726	–	230	(96)	1,860
Export sales	405	–	–	(187)	218
Sales taxes, discounts, returns and
allowances	(353)	–	(9)	–	(362)
Cost and operating expenses	(1,463)	–	(50)	291	(1,222)
Financial income	–	79	–	13	92
Financial expenses	–	(366)	–	(15)	(381)
Foreign exchange and
monetary loss	–	(398)	–	2	(396)
Gain on sale of investments	24	458	161	–	643
Other non-operating income	–	36	–	–	36
Income taxes	–	52	–	(2)	50
Equity in results of affiliated
companies	(16)	(2)	(12)	–	(30)
Extraordinary item, net of income taxes	–	13	–	–	13
Cumulative effect of a change
in accounting principle,
net of income taxes	–	6	–	–	6
Net income (loss)	323	(122)	320	6	527
Assets
Cash and cash equivalents	70	242	18	–	330
Property, plant and equipment, net	1,935	35	92	–	2,062
Capital expenditures	478	1	2	–	481
Investments in affiliated
companies and other investments	10	–	69	–	79
Sales by geographic area
Export sales
Asia	47	–	–	(22)	25
North America	147	–	–	(68)	79
Latin America	69	–	–	(32)	37
Europe	105	–	–	(48)	57
Others	37	–	–	(17)	20
	405	–	–	(187)	218
Domestic sales	1,726	–	230	(96)	1,860
Total	2,131	–	230	(283)	2,078
	Year ended December 31, 2002
	Steel and	Corporate	Infrastructure/
	New Businesses	Center	Energy	Eliminations	Consolidated
Results
Domestic sales	1,747	–	36	(213)	1,570
Export sales	895	–	–	(296)	599
Sales taxes, discounts, returns and
allowances	(327)	–	–	–	(327)
Cost and operating expenses	(1,768)	(2)	(28)	520	(1,278)
Financial income	–	573	–	(107)	466
Financial expenses	–	(323)	–	104	(219)
Foreign exchange and
monetary loss	–	(1,091)	–	4	(1,087)
Other non-operating income	–	(30)	–	–	(30)
Income taxes	–	218	–	(3)	215
Equity in results of affiliated
companies	(12)	58	(14)	(103)	(71)
Net income (loss)	535	(597)	(6)	(94)	(162)
Assets
Cash and cash equivalents	30	300	26	–	356
Derivative assets	–	400	–	–	400
Property, plant and equipment, net	1,527	–	–	–	1,527
Capital expenditures	256	1	7	–	264
Investments in affiliated
companies and other investments	–	–	8	–	8
Sales by geographic area
Export sales
Asia	104	–	–	(34)	70
North America	323	–	–	(107)	216
Latin America	153	–	–	(51)	102
Europe	232	–	–	(77)	155
Others	83	–	–	(27)	56
	895	–	–	(296)	599
Domestic sales	1,747	–	36	(213)	1,570
Total	2,642	–	36	(509)	2,169

19 Related parties

Transactions with major related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts.

Balances at December 31 relate to the following related parties:

	2001
			Expenses
	Assets	Liabilities	(Revenues)
Sepetiba Tecon S.A. (1)	8	–	–
MRS Logística S.A.(2)	5	–	34
Companhia Ferroviária do Nordeste	1	–	–
GalvaSud S.A.(3)	12	–	(46)
CSN Employees’ Pension Fund	–	273	7
CSN Foundation	–	–	1
Metalic S.A. (3)	4	–	(4)
Total	30	273	(8)

(1) Refers to issuance of debentures.
(2) Trade accounts receivable.
(3) Steel products sales.

	2002
			Expenses
	Assets	Liabilities	(Revenues)
Sepetiba Tecon S.A.	5	–	6
MRS Logística S.A.	1	15	40
Ferrovia Centro-Atlântica	–	–	11
GalvaSud S.A.	7	–	(39)
CSN Employees’ Pension Fund	–	179	12
CSN Foundation	–	–	1
Bank Fibra	67	18	(39)
Total	80	212	(8)

20 Derivatives

20.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2001 and December 31, 2002, US$2,427 and US$1,694, respectively of the Company’s total debt was denominated in foreign currencies. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily futures contracts, swaps, forwards and option agreements with banks.

While such instruments reduce the Company’s foreign exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counterparties on such derivative instruments to major financial institutions with high credit quality. Therefore, management believes that the risk of nonperformance by the counterparties is remote. The Company does not hold or issue financial instruments for trading purposes. Effective January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended. Previously, under SFAS No. 80 “Accounting for Futures Contracts” and now under SFAS No. 133, the Company’s contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date, and changes in the fair value of all derivatives are recorded in current operations. The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of US$6 (net of income tax effects of US$3), which is recorded under cumulative effect of a change in accounting principle, net of income taxes in the statement of income for the year ended December 31, 2001.

For the year ended December 31, 2002, a net unrealized loss of US$7 (net of income tax effects of US$4) was recorded in the statements of income under others within non-operating income (expenses), net, as a consequence of changes in the fair value of derivative financial instruments.

The Company’s affiliate Itá Energética S.A. recorded a loss of US$1 as of December 31, 2002, as a consequence of adopting the Derivatives Implementation Group’s issue interpretation on Issue C-11 “Interpretation of Clearly and Closely Related in Contracts that Qualify for the Normal Purchases and Normal Sales Exception.” The Company’s equity in this loss is reflected in equity in results of affiliated companies in the statement of income for the year ended December 31, 2002.

The table below shows the fair value of the Company’s derivatives as of December 31, 2002:

		Notional	Fair	Unrealized
	Expiration date	amount	value	gain (loss)
Exchange rate options	01/02/03 to 01/03/03	US$713	(US$9.8)	(US$69.6)
Interest rate swap agreements – USD	02/01/03 to 07/01/04	US$785.5	US$111.2	US$111.2
Currency forward – USD	01/02/03	US$5.0	US$0.6	US$0.6
Interest rate cap and floor agreements	12/31/03 to 12/31/04	US$600	US$0.1	US$0.1

20.2 Detailed transactions

a) Exchange rate options

The contracts outstanding at December 31, 2002 were as follows:

			Premium
		Strike	(paid)	Date of	Expiration	Notional
Description	Position	price	received	contract	date	amount
Dollar call	Short	US$2.90	0.4	01/07/02	01/02/03	US$13.0
Dollar put	Short	US$2.35	0.5	01/03/02	01/02/03	US$50.0
Dollar put	Short	US$2.35	0.6	01/04/02	01/02/03	US$50.0
Dollar put	Short	US$2.40	0.6	01/08/02	01/02/03	US$50.0
Dollar call	Short	US$2.91	1.0	03/28/02	01/02/03	US$100.0
Dollar call	Short	US$2.91	2.0	03/28/02	01/02/03	US$150.0
Dollar call	Short	US$2.91	2.0	03/28/02	01/02/03	US$150.0
Dollar call	Short	US$2.91	2.4	03/28/02	01/03/03	US$200.0
Dollar call	Long	US$2.91	(3.0)	06/04/02	01/02/03	US$100.0
Dollar call	Short	US$3.00	2.3	06/04/02	01/02/03	US$100.0
Dollar call	Long	US$2.91	(6.0)	06/04/02	01/02/03	US$200.0
Dollar call	Short	US$3.00	5.0	06/04/02	01/02/03	US$200.0
Dollar put	Short	US$2.41	0.5	06/21/02	01/02/03	US$100.0
Dollar put	Short	US$2.41	1.1	06/21/02	01/02/03	US$200.0
Dollar put	Short	US$2.41	0.8	06/21/02	01/03/03	US$150.0
Dollar call	Long	US$2.91	(24.3)	06/27/02	01/03/03	US$313.0
Dollar call	Short	US$3.10	17.2	06/27/02	01/03/03	US$313.0
Dollar call	Long	US$2.65	(18.3)	09/28/02	01/03/03	US$100.0
Dollar call	Long	US$2.70	(8.7)	09/28/02	01/03/03	US$50.0
Dollar call	Long	US$2.91	(25.0)	11/19/02	01/02/03	US$150.0
Dollar call	Long	US$2.91	(33.3)	11/19/02	01/03/03	US$200.0
Dollar call	Long	US$2.91	36.5	11/27/02	01/03/03	US$200.0
Dollar call	Long	US$2.91	18.2	11/27/02	01/02/03	US$100.0
Dollar call	Long	US$2.91	57.1	11/27/02	01/03/03	US$313.0
Dollar call	Long	US$3.00	(31.7)	11/27/02	01/03/03	US$200.0
Dollar call	Long	US$3.00	(16.0)	11/27/02	01/02/03	US$100.0
Dollar call	Long	US$3.10	(41.7)	11/27/02	01/03/03	US$313.0

Given that CSN paid US$59.8 for the foreign exchange options traded, and that the market value of these contracts amounted to a loss of US$9.8, the net unrealized loss related to these contracts amounted to US$69.6 as of December 31, 2002.

b) Interest rate swap agreements - USD

In 2002, the Company also entered into interest rate swap agreements which are intended to protect its foreign currency denominated obligations against fluctuations in currency exchange rates. Basically, the Company swapped its indebtedness index from the U.S. dollar to the Interbank deposit certificate – CDI. The notional amount of these swaps aggregrated US$785.5.

The contracts outstanding at December 31, 2002 were as follows:

Date of	Expiration	Market	Date of	Expiration	Market
contract	date	value	contract	date	value
04/18/02	04/29/03	2.1	07/26/02	02/25/03	0.8
04/18/02	04/29/03	5.4	07/26/02	06/27/03	0.8
04/19/02	04/29/03	2.2	07/26/02	04/15/03	8.8
04/22/02	01/20/03	1.3	07/26/02	04/15/03	1.8
04/24/02	04/29/03	3.1	07/26/02	04/01/03	9.1
04/25/02	04/29/03	6.2	07/26/02	04/01/03	1.8
04/25/02	03/25/03	4.3	07/26/02	04/29/03	0.9
04/29/02	02/25/03	2.2	07/26/02	03/25/03	0.9
05/15/02	05/09/03	0.7	07/26/02	03/18/03	12.1
06/06/02	06/02/03	0.6	07/26/02	02/25/03	1.7
06/26/02	01/02/03	0.3	07/26/02	02/25/03	3.5
07/02/02	06/27/03	0.8	08/07/02	08/04/03	0.6
07/03/02	05/29/03	0.8	08/29/02	02/24/03	0.3
07/25/02	07/21/03	4.1	09/03/02	08/08/03	0.4
07/25/02	07/18/03	1.4	09/11/02	03/10/03	7.8
07/26/02	04/01/03	3.5	09/11/02	03/10/03	0.7
07/26/02	04/01/03	1.7	09/11/02	03/10/03	1.0
07/26/02	04/15/03	1.7	10/09/02	03/25/03	(0.1)
07/26/02	04/15/03	2.6	11/01/02	10/27/03	(0.6)
07/26/02	04/15/03	1.7	11/29/02	07/01/04	2.8
07/26/02	04/15/03	2.6	12/02/02	02/03/03	(0.2)
07/26/02	04/01/03	3.5	12/02/02	02/03/03	(0.4)
07/26/02	03/25/03	1.7	12/02/02	06/02/03	(0.9)
07/26/02	03/25/03	1.7	12/03/02	06/02/03	(0.4)
07/26/02	03/25/03	0.9	12/03/02	06/02/03	(0.4)
07/26/02	02/25/03	1.7	12/12/02	06/10/03	(0.4)

The net unrealized gain on interest rate swap agreements amounted to US$111.2 as of December 31, 2002.

c) Currency forward – USD

Date of			Forward
Contract	Expiration date	Notional amount	rate contracted
08/05/02	01/02/03	US$ 5.0	3.0900
10/31/02	01/02/03	(US$ 5.0)	3.5300

The net unrealized gain related to these contracts amounted to US$0.6 as of December 31, 2002.

d) Interest rate cap and floor agreements

In 1999, the Company entered into interest rate cap and floor agreements to reduce the impact of changes in interest rates on a portion of its floating-rate debt. These contracts became effective at December 31, 1999 and they will expire at December 30, 2003.

The interest rate cap agreements on the six-month USD LIBOR reference rate published by the British Bankers Association have a strike rate at 6% and “knock out” at 8.25%. The Company paid a premium of US$5.2 for these agreements, which have a notional amount of US$500.

Originally, in order to partially finance the purchase of the interest rate cap agreements, the Company sold US$500 of interest-rate floor agreements with a strike rate at 5% and “knock in” at 4.50%, and received a premium of US$2.2 for these agreements. During 2000, the Company decided to purchase US$500 in agreements with the same characteristics and paid a premium of US$0.4, for the period from June 2001 to December 2003.

In 2001, the Company decided to increase its protection against interest rate volatility and entered into a US$100, six-month LIBOR interest-rate cap agreement with strike rate at 5.50% and “knock out” at 7.50%, and paid a premium of US$0.8 for the period from December 2001 to December 2004.

	Date of	Expiration	Notional	Knock	Knock
Description	contract	date	amount	in	out
Cap	08/05/99	12/30/03	50.0	8.25%
Cap	09/28/99	12/30/03	50.0	8.25%
Cap	10/05/99	12/30/03	150.0	8.25%
Cap	07/09/99	12/30/03	50.0	8.25%
Cap	07/13/99	12/30/03	50.0	8.25%
Cap	07/21/99	12/30/03	100.0	8.25%
Cap	08/09/99	12/30/03	50.0	8.25%
Cap	05/19/00	12/30/03	500.0	4.50%
Cap	03/28/01	12/31/04	100.0		7.50%
Floor	08/05/99	12/30/03	50.0		4.50%
Floor	09/28/99	12/30/03	50.0		4.50%
Floor	10/05/99	12/30/03	150.0		4.50%
Floor	07/09/99	12/30/03	50.0		4.50%
Floor	07/13/99	12/30/03	50.0		4.50%
Floor	07/21/99	12/30/03	100.0		4.50%
Floor	08/09/99	12/30/03	50.0		4.50%

The net unrealized gain on the interest rate cap and floor agreements amounted to US$0.1 as of December 31, 2002.

21 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximate fair market value because of the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

Based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of the Company’s financial instruments is estimated as follows:

	As of December 31, 2001		As of December 31, 2002
	Fair market	Carrying	Fair market	Carrying
	Value	Value	Value	Value
Short and long-term debt, including
accrued finance charges	2,513	2,504	2,052	2,061

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

22 Restatement

The Company’s lower tier equity method affiliate CVRD restated its consolidated financial statements for the year ended December 31, 2000 to recognize the effect of changes in accounting principles, as follows:

  CVRD has concluded that the loss in value in two of its investees was other than temporary, and that their carrying value should be reduced to the quoted market price of the applicable shares;

  CVRD has recognized amortization expense of goodwill relating to the acquisition of two investees in May 2000 from the date of the acquisition on a straight-line basis at 16.67% per annum. Previously, CVRD had not commenced amortization of goodwill;

  Previously, CVRD accounted for its development stage subsidiaries under the equity method of accounting. CVRD consolidated this entity for the period presented, which did not result in any change to its net income.

Since those changes also affected years prior to the acquisition by the Company of its investment in CVRD, those changes affected the purchase price allocation made during the year ended December 31, 1997, as well as the computation of the equity in earnings (losses) in that affiliate from years 1997 through 2000. As a result, the Company’s consolidated financial statements for the year ended December 31, 2000 have been restated from previously reported amounts. A summary of the effects of the restatement is as follows:

Consolidated Statement of Income

	Year ended December 31, 2000
	As Previously
Caption	Reported	As Restated
Income taxes – deferred	86	87
Equity in results of affiliated companies	82	80
Income before extraordinary item and cumulative effect
of a change in accounting principle	274	273
Net income for the year	274	273
Basic and diluted earnings per thousand common shares (in U.S.
dollars) -
Income before extraordinary item and cumulative
effect of a change in accounting principle	3.82	3.81
Net income	3.82	3.81

23 Subsequent events

(a) Sepetiba coal terminal

On January 10, 2003, an accident with the ship unloader number 1 took place at the coal terminal at Sepetiba port in Rio de Janeiro state, which is leased and operated by CSN. The accident caused no personal or environmental damage. The accident did not result in any loss to CSN’s operations, as the Company’s coal inventories were sufficient for 40 days of operation of the Presidente Vargas Steelworks under normal conditions. At the time of the accident, all installations and equipment affected were duly insured and the terminal resumed operations on January 28, 2003. During the period of interruption, the Company’s imported raw materials were unloaded at Espirito Santo terminal in Praia Mole and at the Cosipa terminal in São Paulo.

(b) Offerings

Since December 31, 2002, subsidiaries of the Company have issued the following Notes, all of which were guaranteed by CSN, in the principal amounts, bearing interest and maturing as indicated: March 2003 - US$85, bearing interest at 9.5% per annum and maturing in one year; April 2003 - US$75, bearing interest at 9.75% per annum and maturing in two years; and May 2003 - US$100, bearing interest at 6.95% per annum and maturing in one year. The Notes were issued for working capital purposes, increasing the Company’s liquidity.

(c) CISA

The spin-off of CISA’s plant to CSN was approved in the Extraordinary General Shareholders’ Meeting on February 28, 2003.

(d) Tax Assessment

On February 25, 2003, the Company was assessed by tax authorities with respect to the determination of the income tax and social contribution on the prior years’ net income. The tax claim aggregated R$328 million (US$93) and the Company is contesting the tax claim. The preliminary evaluation of the Company’s legal adviser is that success is possible. Accordingly, no provision for contingency was recognised in the Company’s financial statements as of December 31, 2002.

(e) Lusosider

The Company has agreed, in accordance with its globalization strategy, to acquire a 50% stake in Lusosider Projetos Siderúrgicos S.A., a Portuguese steel company producing dipped galvanized products and tin mill products, for EUR10.84 million (US$11.8). The Company expects to complete the acquisition of Lusosider by the end of June 2003.

(f) FCA – CFN - Sepetiba Tecon S.A.

In April 2003, the Company announced its intention:

  to sell its stake in FCA to CVRD for US$0.3 and enter into a 10-year contract with FCA to transport limestone and dolomite from its mines to the Presidente Vargas Steelworks;

  to acquire, together with Taquari Partipaçoes S.A., CVRD’s stake in CFN, which would involve a US$33 disbursement by CVRD; and

  to acquire CVRD’s stake in Sepetiba Tecon S.A. for US$26.

(g) Payment of U.S. Commercial Paper

On April 18, 2003, the Company paid at maturity U.S. Commercial Paper notes in the amount of US$250, through its subsidiary CSN Overseas. The notes were issued in 2001 at an approximate cost of 5.9% per annum.

(h) Environmental fines

On May 6, 2003, FEEMA declared that the Company had completed all of its obligations under the FEEMA Accord, including 130 actions and expenditures of R$250 million (US$121 based on the average exchange rate of cash disbursement). Accordingly, management expects FEEMA to cancel environmental fines imposed on the Presidente Vargas Steelworks of R$36 million (US$20) in the coming months, when it completes its administrative procedures.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$1,188 million and US$929 million at December 31, 2000 and 1999, respectively, and equity in earnings of US$213 million, US$42 million and US$21 million for 2000, 1999 and 1998, respectively. Also, we did not audit the financial statements of the majority-owned shipping and ferrous alloys subsidiaries as at and for the years ended December 31, 2000, 1999 and 1998, which statements reflect total assets of US$584 million and US$569 million at December 31, 2000 and 1999, respectively, and total revenues of US$480 million, US$177 million and US$222 million for 2000, 1999 and 1998, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

As discussed in Note 21 to the financial statements, the Company has made changes in the application of certain accounting principles.

PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil February 21, 2001, except for the accounting changes described in Note 21 and the information on subsequent events contained in Note 22 which are as of February 22, 2002 and March 8, 2002, respectively.

Consolidated Balance Sheets

Expressed in milions of United States dollars **(Continued)**

	As of December 31	
	2000	**1999**
Liabilities and stockholders' equity		
Current liabilities		
Suppliers	321	251
Payroll and related charges	51	48
Interest attributed to stockholders	657	254
Current portion of long-term debt		
Related parties	30	30
Unrelated parties	250	458
Short-term debt	465	690
Loans from related parties	152	190
Others	210	151
	2,136	**2,072**
Long-term liabilities		
Employees postretirement benefits	591	314
Long-term debt		
Related parties	128	121
Unrelated parties	1,892	1,200
Loans from related parties	21	4
Provisions for contingencies (Note 15)	338	185
Others	111	98
	3,081	**1,922**
Minority interest	**9**	**3**

Notes to Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1 The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as pulp and paper, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 16.

The main operating subsidiaries we consolidate are as follows:

2 Summary of significant accounting policies

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee postretirement benefits and other similar evaluations; actual results may vary from our estimates.

(a) Basis of presentation

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the Brazilian accounting principles that we use in preparing our statutory financial information.

The U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” (SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy, defined as an economy in which the cumulative inflation rate over the latest thirty-six month period has exceeded 100%. Accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais). Accordingly, at July 1, 1997, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases, including those relating to affiliates and joint ventures, net of related valuation allowances, were reflected in the cumulative translation adjustments component of stockholders’ equity.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$1.9554 and R$1.7890 to US$1.00 at December 31, 2000 and 1999, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net transaction loss included in our statement of income was $115, $265 and $114 in 2000, 1999 and 1998, respectively.

(b) Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity and for other than temporary decreases in market value below carrying value where applicable (see Notes 10 and 21).

We evaluate the carrying value of our listed equity investments, as at year end, relative to publicly available quoted market prices. If the quoted market price is below book value and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall management thereof, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

(c) Business combinations

We adopt the procedures determined by Accounting Principles Board Opinion 16 – “Business Combinations” (APB 16) to recognize acquisitions of interests in other companies. The method of accounting normally used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill recorded in our business combination transactions is amortized in a systematic manner over the periods estimated to be benefited.

(d) Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow-moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at rates which take into consideration the useful lives of the items, principally an average of 80 years for the railroads, 20 years for ships, 25 years for buildings and improvements and between 10 to 20 years for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

(f) Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them as a separate component of stockholders’ equity until realized.

(g) Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Expenses and costs are recognized on the accrual basis. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated.

(h) Environmental and site reclamation and restoration costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our two major iron ore mines at Itabira and Carajás, which have extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated. At December 31, 2000 we have recorded provisions of $14.

(i) Compensated absences

We fully accrue the liability for future compensation to employees for vacations vested during the year.

(j) Income taxes

In accordance with SFAS 109 “Accounting for Income Taxes”, the deferred tax effects of temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(k) Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

In 2000, dividends of $133 received from equity method affiliates and joint ventures have been netted against the equity in results of these entities in the statement of cash flows. For comparative purposes dividends received in 1999 and 1998 of $64 and $116, respectively, have been reclassified from investing activities to reflect the same presentation.

(l) Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the year.

(m) Interest attributed to stockholders

As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the stockholders relative to interest at the rate of 15%, except for interest due to the Brazilian Government which is exempt from tax withholdings.

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2000 and 1999, with a direct charge to stockholders' equity.

Under Brazilian law interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 13). Accordingly such distributions are treated as dividends for accounting purposes.

(n) Accounting for derivatives and hedging activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 – Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137 – Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as “FAS 133”), is effective for us as from January 1, 2001. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and , if it is, depending on the type of hedge relationship. The ineffective portion of all hedges is recognized in current period earnings. We currently believe that the initial impact of the adoption of SFAS 133 will not be significant.

(o) Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”.

3 Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

. Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

. Preferred Class A Share of Valepar. The Brazilian Government holds a preferred class A share of Valepar which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Valepar by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares.

. Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Government – owned development bank, together currently own 32% of our common shares and 4% of our preferred shares, which in aggregate represents 22% of our total capital.

4 Major acquisitions

We made the following acquisitions during the year ended December 31, 2000. Pro forma information with respect to results of operations is not presented since the effects are not considered material to an understanding of our consolidated financial statements.

(a) On May 11, 2000, we acquired the entire capital of Mineração SOCOIMEX S.A., a non-public company whose main activity is production and commercialization of iron ore, for the total price of $55, being an initial cash payment of $47 and two further cash payments of $3 and $5, in 2001 and 2002, respectively, plus interest based on 89% of the Brazilian Interbank Rate through the payment date. The increment of the fair value over the book value of SOCOIMEX at the date of purchase was entirely attributable to its mineral reserves, which are included in the property, plant and equipment. In August 2000 SOCOIMEX was merged into CVRD.

(b) On May 30, 2000, we acquired 4,026,694,190 common shares and 4,231,324,374 preferred shares of S.A. Mineração Trindade – SAMITRI, representing 79.27% of the voting capital and 63.06% of the total capital for $520 in cash becoming the controlling stockholder. At the date of the purchase, SAMITRI was a publicly listed Brazilian iron ore mining company, which also owned a 51% interest in the voting capital of SAMARCO Mineração S.A., a large iron ore pellets producer (see Note 10). On June 29, 2000, we sold 1% of the share capital of SAMARCO to BHP Brasil Ltda. (BHP), a subsidiary of The Broken Hill Proprietary Company Limited of Australia, for $8, to equalize our shareholdings in the joint venture.

(c) The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

The main assets for which fair values differ from book values are inventories and property, plant and equipment. We determined the fair values of inventories based on the current replacement costs for raw materials and the estimated selling prices for finished goods, net of disposal costs and a selling margin. The fair values of property, plant and equipment were determined based on current replacement costs for similar apacity and the estimated market value of purchased reserves. Deferred taxes were recorded for the differences between fair values and tax bases.

For SAMARCO, SAMITRI and SOCOIMEX inventories were valued at $36, $38 and $9, respectively, property, plant and equipment were valued at $830, $161 and $58, respectively, and the deferred tax liability was $60, $49 and $15, respectively.

We amortize the goodwill on the SAMITRI and SAMARCO purchases on the straight-line basis over a period of 6 years starting on the date of acquisition.

(d) On September 22, 2000 we acquired via public tender a further 1,014,529,197 common shares and 3,716,344,366 preferred shares of SAMITRI bringing our ownership to 99.25% of the voting capital and 99.19% of the total capital. The cash cost of this purchase was $180 and resulted in additional goodwill of $27, all attributed to SAMARCO.

(e) In October 2000, we acquired 50% of Gulf Industrial Investment Company (GIIC), a pelletizing company located in Bahrain, for $91, including goodwill of $20.

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the years presented are as follows:

(*) As from May 1, 1999 through January 31, 2000, the social contribution rate has been increased from 8% to 12% (not enacted). Pursuant to a provisional measure, which is valid only for 30 days unless approved by the Congress, the social contribution rate will be 9% from February 1, 2000 to December 31, 2002 and will be reduced to 8% as from January 1, 2003. Since the provisional measure is not enacted, the social contribution rate of 8% was used to calculate deferred taxes at December 31, 2000.

The amount reported as income tax expense in these consolidated financial statements is reconciled to the statutory rates as follows:

In 2000, we obtained government approval of certain tax incentives relative to our iron ore and manganese operations in Carajás. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption thereafter up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity (Note 13) and may not be distributed in the form of cash dividends.

The major components of the deferred tax accounts in the balance sheet are as follows:

6 Cash and cash equivalents

7 Accounts receivable

Accounts receivable from customers in the steel industry amount to 16.3% and 14.5% of domestic receivables (export receivables – 78.8% and 80.8%) at December 31, 2000 and 1999, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.

8 Inventories

9 Property, plant and equipment

a) Per business area:

b) Per type of assets:

Losses on disposals of property, plant and equipment totaled $47, $23 and $64 in 2000, 1999 and 1998, respectively. In 2000 and 1999, disposals mainly relate to sales of trucks, locomotives and other equipment which were replaced in the normal course of business. In 1998, additional losses of $28 were incurred with respect to closure of the Serra Leste gold mine and $13 on sale of two ships.

10 Investments

Goodwill included in the above investments is as follows:

The combined financial position and results of operations of the Company’s affiliates in the steel sector is as follows:

Information with respect to other major affiliates’ financial position and results of operations is as follows:

The provision for losses and write-downs on equity investments of $421 and $504 at December 31, 2000 and 1999, respectively, relates to other than temporary declines to the public quoted market price below carrying value of our affiliates' equity securities and to our investments in affiliates which have reported negative stockholders’ equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

Our participation in ALUNORTE (49.29% at December 31, 2000) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the temporary nature of our increased holding. Movements on the investment account and related provision during 1999 and 2000 are as follows:

On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both a 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the rights of pre-emption of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN’s asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value of $55.

On October 6, 2000, with the objective of financing part of the expansion in its alumina production capacity from 1,5 million tons to 2,3 million tons per year, ALUNORTE called a capital increase of $126, to be paid up in 6 installments. ALUVALE contributed only $5 to the first of these installments ($15), changing its stockholding interest to 49.29%.

During 1999 our 50%-owned affiliate VUPSA incurred significant losses, of which we recognized our portion of $56 through the provision for losses on equity investments. In December 1999 we acquired the remaining 50% of VUPSA in exchange for the transfer of amounts owed to the seller from subsidiaries of VUPSA amounting to $126, resulting in negative goodwill of $86. At December 31, 1999 the balance sheet of VUPSA has been consolidated and the negative goodwill used to reduce the carrying value of VUPSA’s property, plant and equipment.

In 2000, we acquired a further 34.41% of Ferrovia Centro-Atlântica S.A., for $25, bringing our participation to 45.65%.

Dividends received from investees aggregated $133, $64 and $116 in 2000, 1999 and 1998 respectively.

11 Short-term debt

Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

Average annual interest rates on short-term borrowings were 8.18% and 7.13% in 2000 and 1999, respectively.

12 Long-term debt

The long-term portion at December 31, 2000 becomes due in the following years:

At December 31, 2000 annual interest rates on long-term debt were as follows:

The indexes applied to debt and respective percentage variations in each year were as follows:

Long-term debt at December 31, 2000 is guaranteed or secured as follows:

In October 2000 we issued $300 under a US dollar - denominated export securitization program, divided into three tranches as follows:

Tranche 2 is guaranteed by an insurance contract with a major U.S. insurance company.

13 Stockholders' equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders' meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 3, the Brazilian Government holds a preferred special share which confers on it permanent veto rights over certain matters.

The Board of Directors authorized the acquisition of up to 9,832,691 of our own preferred class A shares, to remain in treasury for subsequent disposal or cancellation. As of December 31, 2000, 3,659,311 shares had been acquired, at an average weighted unit cost of R$20.83 (minimum cost of R$14.02 and maximum of R$24.19).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records. With respect to each of 2000, 1999 and 1998 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2000, we had no undistributed retained earnings. In addition appropriated retained earnings at December 31, 2000 includes $2,420, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note2(m).

Brazilian laws and our by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

Year ended December 31		
	2000	1999	1998
Appropriated retained earnings			
Unrealized income reserve			
Balance January 1	1,062	1,636	1,850
Transfer to retained earnings	(188)	(574)	(214)
Balance December 31	**874**	**1,062**	**1,636**
Expansion reserve			
Balance January 1	1,367	1,685	1,936
Transfer to capital stock	-	-	(469)
Transfer (to) from retained earnings	179	(318)	218
Balance December 31	**1,546**	**1,367**	**1,685**
Legal reserve			
Balance January 1	284	368	352
Transfer (to) from retained earnings	23	(84)	16
Balance December 31	**307**	**284**	**368**
Fiscal incentive depletion reserve			
Balance January 1	842	1,246	1,349
Transfer to retained earnings	(71)	(404)	(103)
Balance December 31	**771**	**842**	**1,246**
Fiscal incentive investment reserve			
Balance January 1	12	277	300
Transfer to capital stock	-	(187)	-
Transfer to retained earnings	27	(78)	(23)
Balance December 31	**39**	**12**	**277**
Development reserve			
Balance January 1	-	-	19
Transfer to capital stock	-	-	(19)
Balance December 31	-	-	-
Total appropriated retained earnings	**3,537**	**3,567**	**5,212**

The purpose and basis of appropriation to such reserves is as follows:

.    Unrealized income reserve - this represents principally inflationary profit up to December 31, 1995 and our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

.    Expansion reserve - this is a general reserve for expansion of our activities.

.    Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

.    Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

.    Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 5.

.    Development reserve - this was a general reserve for assisting economic and social development in areas in which we operate. During 1998, this reserve was extinguished by transfer to capital stock.

14 Pension plan

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Postretirement Benefits”:

(a) Change in benefit obligation

The actuarial loss of $242 in 2000 is mainly due to the adoption of a new mortality table which is considered to better reflect the current life expectancy of the plan participants.

(b) Change in plan assets

Plan assets at December 31, 2000 include $95 of portfolio investments in our own shares ($93 at December 31, 1999) and $9 of shares of related parties ($1 at December 31, 1999), as well as $480 of Federal Government Securities ($439 at December 31, 1999).

(c) Accrued pension cost liability

(d) Recognition of additional minimum liability

(e) Assumptions used in each period

Net pension cost includes the following components:

The cost recognized in 2000 relative to the defined contribution element of the New Plan was $3.

In addition to benefits provided under our pension plans accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totalled $185 and $118, at December 31, 2000 and 1999, respectively, plus $30 and $19 in current liabilities.

15 Commitments and contingencies

(a) At December 31, 2000, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $788, of which $607 is denominated in United States dollars and the remaining $181 in local currency. These guarantees include $372 relative to ALBRAS and $75 relative to ALUNORTE (see Note 10).

(b) CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of its legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

Labor –related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2000 and 1999 aggregated $36 and $12, respectively, and additional provisions aggregated $101 and $60 in these years, respectively.

(c) We are defendant in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 175,950 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,567.20 per metric ton at December 31, 2000, represents an annual commitment of $275. We are also committed to take-or-pay 465,816 metric tons per year of alumina produced by ALUNORTE which at a market price of $194.17 per metric ton at December 31, 2000, represents an annual commitment of $90. Actual take from ALBRAS was $260, $222 and $222 in 2000, 1999 and 1998, respectively, and direct from ALUNORTE was $45 (net of take ceded to ALBRAS), $30 and $83 in 2000, 1999 and 1998, respectively.

(e) We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2000, each of us and BNDES had remaining commitments to contribute an additional $93 toward exploration and development activities. We both expect to fund a portion of these contributions each year through 2001. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the debentures, which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. At present the debentures cannot be traded. Holders will be able to trade the debentures only after a three-month period that will commence upon completion of the sale by the Brazilian Government of its 32% stake in our common shares, which will constitute the final step of our privatization. We will be required to register the debentures with the CVM in order to permit trading at this time. We cannot be sure when the final step of our privatization will take place.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our American Depositary Receipt, or ADR, program were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to the ADR holders, but the Central Bank rejected our request. We intend to renew our request to the Central Bank, but we cannot be sure that we will succeed. If the Central Bank does not approve our request, the ADR depositary will not be able to distribute the debentures to the ADR holders and will not be able to sell the debentures. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. Based on current production levels, we would begin making payments related to iron ore resources in approximately 2012, and payments related to other mineral resources in later years.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total production from May
1997 exceeds 1.7 billion tons.
Northern System	Iron ore	1.8% of net revenue, after total production from May
1997 exceeds 1.2 billion tons.
Pojuca, Andorinhas,	Gold and copper	2.5% of net revenue from the beginning of commercial
Liberdade and Sossego		production.
Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total production from the
beginning of commercial production exceeds 70 tons of
gold.
Fazenda Brasileiro	Gold	2.5% of net revenue after total production from the
beginning of commercial production exceeds 26 tons.
Other areas, excluding	Gold	2.5% of net revenue.
Carajás/ Serra Leste
Other areas owned as of	Other minerals	1% of net revenue, 4 years after the beginning of
May 1997		commercial production.
All areas	Sale of mineral	1% of the sales price.
rights owned as
of May 1997

(g) At December 31, 2000 we have provided $14 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

16 Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferro alloys are also classified in this segment.

Non-ferrous products – comprises the production of gold and other non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to external commercial operations, and the operations of our ships.

Holdings – divided into the following sub-groups:

  Pulp and paper - comprises our forestation activities and investments in joint ventures and affiliates engaged in the manufacture of pulp and paper products.

  Aluminium - comprises aluminum trading activities and investments in joint ventures and affiliates engaged in bauxite mining, alumina refining and aluminum metal smelting.

  Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

  Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Corporate Center - the Corporate Center is responsible for accounting and control, finance, legal matters, human resources and administration, investor and external relations and internal auditing.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain relatively minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLT) as well as net income. For return on capital employed purposes we consider dividends received from affiliates and joint ventures as part of our net operating profit less taxes.

In 2000 we transferred various accounting, control, legal and information technology functions from the operating divisions to our Corporate Center. We estimate that this transfer increased the costs in our Corporate Center by approximately $8, and reduced the costs of our ferrous, non ferrous and logistics segments by $6, $1 and $1, respectively.

Consolidated net income and principal assets are reconciled as follows (certain minor reclassifications have been made to the 1999 and 1998 information to be comparable with that for 2000):

17 Related party transactions

Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

(1) Includes onlending outstanding balance of $204 (1999 - $204), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Nippon Amazon Aluminium Company (NAAC) in January 1997 (bearing interest of 6.41% p.a. and maturing up to 2011).

(2) Includes onlending outstanding balance of $117 (1999 - $146), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Japanese Eximbank in 1996, bearing interest of 6.21% p.a. and maturing up to 2004.

(3) Convertible debentures bearing interest of IGPM plus 6.50% p.a., maturing up to 2000.

(4) Represents interest bearing deposits and investment funds.

These balances are included in the following balance sheet classifications:

The principal amounts of business and financial operations carried out with major related parties are as follows:

These amounts are included in the following statement of income classifications:

18 Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of long-term investments, where available, is disclosed in Note 10 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31 is estimated as follows:

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

19 Derivative financial instruments

We actively manage our positions in derivative instruments. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely. Our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

(a) Gold

In connection with our gold mining activities, we are party to derivative financial instruments designed to manage the risks associated with gold price fluctuations, to provide stable cash flows and gross margins for the gold business. At December 31, 2000, such operations can be summarized as follows:

The unrealized gain in the amount of $9 represents the amount receivable if all transactions had been settled on December 31, 2000.

Realized net gains (losses) were $7, $3 and $14 in 2000, 1999 and 1998, respectively.

(b) Interest rates (6-month Libor)

We carry out derivative operations seeking to manage our exposure to the 6-month Libor rate, arising from our trade finance operations. At December 31, 2000 such operations were as follows:

The unrealized loss in the amount of $8 represents the amount payable if all transactions had been settled on December 31, 2000.

Realized net gains (losses) were $3, $0 and $(1) in 2000, 1999 and 1998, respectively.

(c) Currency

We also carry out derivative operations seeking to manage our exposure to currencies, arising from our indebtedness in EURO and YEN. At December 31, 2000 such operations were as follows:

The unrealized loss in the amount of $4 represents the amount payable if all transactions had been settled on December 31, 2000.

Realized net gains (losses) were $(7), $54 and $(20) in 2000, 1999 and 1998, respectively.

20 Effects of currency devaluation

On January 13 and 15, 1999, certain significant changes occurred in the exchange rate policy until then adopted by the Brazilian government, which resulted in the elimination of certain exchange controls, previously carried out by means of a system of trading bands, from the moment the Central Bank decided to no longer intervene in the foreign exchange market. As result of this decision and the market reaction, our functional currency (Real) devalued to US$1: R$1.7890 on December 31, 1999 from US$1: R$1.2087 at December 31, 1998 ( US$1: R$1.9554 at December 31, 2000).

21 Accounting changes

These financial statements have been restated to reflect the following accounting changes:

(a) Changes which effect net income and stockholders' equity

(a.1) Impairment provision for equity investments in CST and Usiminas.

The Company has concluded that the loss in value in its investment in CST and Usiminas was other than temporary, and that the carrying value should be reduced to the quoted market price of the applicable shares. This methodology has been applied retroactively resulting in a write-down provision of $180 as at December 31, 1997 (with write-down changes of $50, $24 and $106 recorded for the years ended December 31, 1997, 1996 and 1995, respectively).

(a.2) Amortization of goodwill related to Samarco and Samitri.

The Company has recognized amortization expense of goodwill relating to the acquisition of Samarco and Samitri in May 2000 from the date of the acquisition on a straight line basis at 16,67% per annum. Previously, the Company had not commenced amortization of goodwill.

The impact of the above alterations is shown below:

(b) Change that does not affect net income and stockholders' equity - consolidation of Celmar S.A.

Previously we accounted for our development stage subsidiary, Celmar S.A., under the equity method of accounting. We now consolidate this entity for all periods presented which has not resulted in any change to our net income or stockholders' equity. The effects on our consolidated current assets and current liabilities is less than 1% while consolidated long-term liabilities increased by 1.8%.

22 Subsequent events

(a) On February 22, 2001 we agreed to sell our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318.

(b) On March 9, 2001 we transferred our 10.33% interest in Companhia Siderúrgica Nacional - CSN to VALIA as a special pension plan contribution for $249 (fair market valued determined based on the weighted average price of the last 30 (thirty) trading sessions at the São Paulo stock exchange in the period ended on March 9, 2001).

(c) On March 8, 2002, our wholly-owned subsidiary, Vale Overseas Limited, issued US$ 300,000,000 of 8.625% Enhanced Guaranteed Notes due March 8, 2007 Unconditionally Guaranteed by us.

23 Information about independent accountants

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes. The financial statements of certain of our subsidiaries and affiliates have been audited by independent accountants other than PricewaterhouseCoopers Auditores Independentes and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accepted in the United States of America:

In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil. PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.