Form 20-F/A
period 2002-12-31
NATIONAL STEEL CO
filed 2003-06-27
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A Amendment No. 1
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

Commission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company (Translation of registrant’s name into English)	Federative Republic of Brazil (Jurisdiction of incorporation or organization)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         [X]          No        [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  [  ]          Item 18  [X]

EXPLANATORY NOTE

       We are amending our Annual Report on Form 20-F for the year ended December 31, 2002 (the “Annual Report”) to conform the formatting of the tables forming part of the financial statements of Companhia Vale do Rio Doce (“CVRD”) and the signatures to the independent auditors’ reports included in Item 18 of the Annual Report to the requirements for electronic filings under Rules 302 and 304 of Regulation S-T. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this amendment to the Annual Report includes Item 18 in its entirety, notwithstanding the fact that it is identical to Item 18 of the Annual Report, except as to formatting.

       No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and we have not updated the disclosure as of a later date.

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

SIGNATURE

       The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

June 27, 2003	Companhia Siderúrgica Nacional

By: /s/ Claudia de Azerêdo Santos
Name: Claudia de Azerêdo Santos
Title: General Counsel

CERTIFICATIONS

I, Benjamin Steinbruch, certify that:

1. I have reviewed the annual report on Form 20-F of Companhia Siderúrgica Nacional (the “registrant”), as amended by the amendment on Form 20-F/A dated as of June 27, 2003 (the “Amendment”; the annual report, as so amended, is referred to herein as “this annual report”);

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

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared

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

Date: June 16, 2003, except for the changes effected by the Amendment, for which the date is June 27, 2003.

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

/s/ Deloitte Touche Tohmatsu
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

	Years ended December 31
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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil February 21, 2001, except for the accounting changes described in Note 21 and the information on subsequent events contained in Note 22 which are as of February 22, 2002 and March 8, 2002, respectively.

Consolidated Balance Sheets
Expressed in milions of United States dollars

	As of December 31
	2000	1999
Assets
Current assets
Cash and cash equivalents	1,211	1,453
Accounts receivable
Related parties	125	107
Unrelated parties	365	350
Loans and advances to related parties	121	93
Inventories	306	244
Deferred income tax	89	60
Others	285	183
	2,502	2,490

Property, plant and equipment, net	3,955	3,943

Investments in affiliated companies and joint ventures and other investments	2,216	1,707
Provision for losses and write-downs on equity investments	(421)	(504)
Other assets
Goodwill on acquisition of consolidated subsidiaries	175	-
Loans and advances
Related parties	704	601
Unrelated parties	52	66
Unrecognized pension obligation	125	64
Deferred income tax	255	192
Judicial deposits	119	72
Others	113	57
TOTAL	9,795	8,688

Consolidated Balance Sheets
Expressed in milions of United States dollars	(Continued)
	As of December 31
	2000	1999
Liabilities and stockholders' equity
Current liabilities
Suppliers	321	251
Payroll and related charges	51	48
Interest attributed to stockholders	657	254
Current portion of long-term debt
Related parties	30	30
Unrelated parties	250	458
Short-term debt	465	690
Loans from related parties	152	190
Others	210	151
	2,136	2,072
Long-term liabilities
Employees postretirement benefits	591	314
Long-term debt
Related parties	128	121
Unrelated parties	1,892	1,200
Loans from related parties	21	4
Provisions for contingencies (Note 15)	338	185
Others	111	98
	3,081	1,922
Minority interest	9	3
Stockholders' equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	709	709
Common stock - 300,000,000 no-par-value
shares authorized and 249,983,143 issued	1,279	1,279
Treasury stock - 3,659,311 (1999 - 3,659,311) preferred and 7,300 common shares	(61)	(61)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(3,040)	(2,487)
Appropriated retained earnings	3,537	3,567
Unappropriated retained earnings	1,647	1,186
	4,569	4,691
TOTAL	9,795	8,688

See notes to consolidated financial statements

Consolidated Statements of Income
Expressed in milions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31
	2000	1999	1998
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	2,177	1,694	1,930
Gold	156	155	168
Others	412	175	200
	2,745	2,024	2,298
Revenues from transportation services	760	642	848
Aluminum products	362	363	407
Other products and services	202	128	105
	4,069	3,157	3,658
Value-added tax	(134)	(81)	(105)
Net operating revenues	3,935	3,076	3,553
Operating costs and expenses
Cost of ores and metals sold	(1,423)	(996)	(1,348)
Cost of transportation services	(481)	(368)	(440)
Cost of aluminum products	(334)	(323)	(387)
Others	(191)	(119)	(97)
	(2,429)	(1,806)	(2,272)
Selling, general and administrative expenses	(225)	(138)	(171)
Research and development	(48)	(27)	(48)
Employee profit sharing plan	(29)	(24)	(29)
Other	(220)	(161)	(179)
	(2,951)	(2,156)	(2,699)
Operating income	984	920	854
Non-operating income (expenses)
Financial income	208	200	394
Financial expenses	(315)	(233)	(243)
Foreign exchange and monetary gains (losses), net	(142)	(213)	(108)
Others	(4)	(4)	(5)
	(253)	(250)	38
Income before income taxes, equity results and minority interests	731	670	892
Income taxes
Current	(10)	-	(28)
Deferred	42	(33)	28
	32	(33)	0
Equity in results of affiliates and joint ventures	260	41	80
Change in provision for losses and write-downs on equity investments	62	(268)	(273)
Minority interests	1	2	(1)
Net income	1,086	412	698
Basic earnings per Common Share	2.82	1.07	1.80
Basic earnings per Preferred Class A Share	2.82	1.07	1.80
Weighted average number of shares outstanding (thousands of shares)
Common shares	249,983	249,983	249,983
Preferred Class A shares	134,917	134,917	137,965

See notes to consolidated financial statements

Consolidated Statements of Cash Flows
Expressed in milions of United States dollars

	Year ended December 31
	2000	1999	1998
Cash flows from operating activities:
Net income	1,086	412	698
Adjustments to reconcile net income
with cash provided by operating activities:
Depreciation, depletion and amortization	195	163	231
Equity in results of affiliates and joint ventures, net of dividends received	(127)	23	36
Change in provision for losses and write-downs on equity investments	(62)	268	273
Deferred income taxes	(42)	33	(28)
Provisions for contingencies	101	57	78
Loss on disposals of property, plant and equipment	47	23	64
Gain on Alunorte/MRN transaction	(54)	-	-
Pension plan	105	55	88
Foreign exchange and monetary losses	208	399	135
Others	54	61	(50)
Decrease (increase) in assets:
Accounts receivable	(63)	(135)	(69)
Inventories	(50)	(6)	(58)
Others	(103)	(25)	(2)
Increase (decrease) in liabilities:
Suppliers	84	49	(2)
Payroll and related charges	(1)	2	(20)
Others	46	(43)	(2)
Net cash provided by operating activities	1,424	1,336	1,372
Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(168)	(202)	(399)
Repayments	32	42	230
Others	8	5	6
Guarantees and deposits	(98)	(4)	(47)
Additions to investments	(538)	(49)	(36)
Additions to property, plant and equipment	(447)	(265)	(412)
Proceeds from disposal of property, plant and equipment	1	1	12
Proceeds from disposal of investments	44	-	-
Net cash used to acquire subsidiaries	(323)	-	-
Others	-	3	15
Net cash used in investing activities	(1,489)	(469)	(631)
Cash flows from financing activities:
Short-term debt, net issuances	(278)	(110)	60
Loans
Related parties
Additions	8	223	46
Repayments	(42)	(42)	(38)
Perpetual notes	120	-	-
Long-term debt
Related parties	62	60	38
Unrelated parties	750	175	288
Repayments of long-term debt
Related parties	(25)	(48)	(87)
Unrelated parties	(419)	(299)	(239)
Interest attributed to stockholders	(246)	(452)	(607)
Treasury stock	-	-	(36)
Net cash used in financing activities	(70)	(493)	(575)
Increase (decrease) in cash and cash equivalents	(135)	374	166
Effect of exchange rate changes on cash and cash equivalents	(107)	(110)	(85)
Cash and cash equivalents, beginning of year	1,453	1,189	1,108
Cash and cash equivalents, end of year	1,211	1,453	1,189
Cash paid during the year for:
Interest on short-term debt	(48)	(55)	(68)
Interest on long-term debt, net of interest capitalized of $12 in 2000, $12 in 1999 and $23 in 1998	(128)	(107)	(98)
Income tax	(6)	-	-
Non-cash transactions
Exchange of loans receivable for investments	7	241	240
Transfer of credits from related parties at fair value	-	126	-

See notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity
Expressed in milions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31
	Shares	2000	1999	1998
Preferred class A stock (including one special share)
Balance January 1, 1998, 1999 and 2000	138,575,913	709	642	468
Transfer from appropriated retained earnings		-	67	174
Balance December 31, 1998, 1999 and 2000	138,575,913	709	709	642
Common stock
Balance January 1, 1998, 1999 and 2000	249,983,143	1,279	1,159	845
Transfer from appropriated retained earnings		-	120	314
Balance December 31, 1998, 1999 and 2000	249,983,143	1,279	1,279	1,159
Treasury stock
Balance January 1	(1,347,500)	(61)	(61)	(25)
Acquisitions in 1998	(2,311,500)	-	-	(36)
Acquisitions in 1999	(311)	-	-	-
Acquisitions in 2000	(7,300)	-	-	-
Balance December 31	(3,666,611)	(61)	(61)	(61)
Additional paid-in capital
Balance January 1 and December 31		498	498	498
Other cumulative comprehensive income
Amounts not recognized as net periodic pension cost
Balance January 1		-	(153)	(77)
Excess of additional minimum liability		(151)	229	(115)
Tax effect on above		51	(76)	39
Balance December 31		(100)	-	(153)
Cumulative translation adjustments
Balance January 1		(2,513)	(731)	(218)
Change in the year		(459)	(1,804)	(517)
Balance December 31		(2,972)	(2,535)	(735)
Unrealized gain on available-for-sale securities
Balance January 1		54	30	-
Unrealized gain (loss) in the year		(30)	24	30
Balance December 31		24	54	30
Adjustments relating to investments in affiliates
Balance January 1		(6)	(7)	-
Change in adjustments relating to investments in affiliates		14	1	(7)
Balance December 31		8	(6)	(7)
Total other cumulative comprehensive income		(3,040)	(2,487)	(865)
Appropriated retained earnings
Balance January 1		3,567	5,212	5,806
Transfer to retained earnings		(30)	(1,458)	(106)
Transfer to capital stock		-	(187)	(488)
Balance December 31		3,537	3,567	5,212
Retained earnings
Balance January 1		1,186	(193)	(391)
Net income		1,086	412	698
Interest attributed to stockholders
Preferred class A stock ($1.70, $1.28 and $1.58 per share in 2000, 1999 and 1998)		(230)	(172)	(212)
Common stock ($1.70, $1.28 and $1.58 per share in 2000, 1999 and 1998)		(425)	(319)	(394)
Appropriation from reserves		30	1,458	106
Balance December 31		1,647	1,186	(193)
Total stockholders' equity	384,892,445	4,569	4,691	6,392
Comprehensive income is comprised as follows:
Net income		1,086	412	698
Amounts not recognized as net periodic pension cost		(100)	153	(76)
Cumulative translation adjustments		(459)	(1,804)	(517)
Unrealized gain (loss) on available-for-sale securities		(30)	24	30
Adjustments relating to investments in affiliates		14	1	(7)
Total comprehensive income (loss)		511	(1,214)	128

See notes to consolidated financial statements

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

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
S.A Mineração da Trindade - SAMITRI	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A	76	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A	98	Brazil	Ferrous alloys
Navegação Vale do Rio Doce S.A - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance

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

(c) The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

		Consolidated Subsidiaries
	Unconsolidated
	joint venture
	SAMARCO	SAMITRI	SOCOIMEX
Fair value of assets	1,006	293	77
Fair value of liabilities	(450)	(144)	(22)
Net assets at fair value	556	149	55
Interest acquired	50.00%	63.06%	100.00%
Fair value of net assets acquired	278	94	55
Attributable to minority stockholders
of SAMITRI (36.94%)	(103)	-	-
Tax benefits	31	-	-
Effective interest acquired	206	94	55
Purchase price	252	268	55
Goodwill	46	174	-

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

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the years presented are as follows:

	Year ended December 31 - %
	2000	1999	1998
Federal income tax	25.00	25.00	25.00
Social contribution (*)	9.00 to 12.00	8.00 to 12.00	8.00
Composite tax rate	34.00 to 37.00	33.00 to 37.00	33.00

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

The amount reported as income tax expense in these consolidated financial statements is reconciled to the statutory rates as follows:

	Year ended December 31
	2000	1999	1998
Income before income taxes, equity results and minority interests	731	670	892
Federal income tax and social contribution expense at statutory enacted rates	(249)	(248)	(294)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	222	181	200
Tax incentives	31	-	-
Exempt foreign income (losses)	69	(4)	23
Impairment write-downs on investments	-	-	96
Valuation allowance reversal (provision)	(51)	37	(2)
Other non-taxable gains (loss)	10	1	(23)
Federal income tax and social contribution benefit (expense) in consolidated financial statements	32	(33)	-

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

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31
	2000	1999
Net current deferred tax assets
Accrued expenses deductible only when disbursed	89	58
Tax loss carryforwards	-	2
	89	60
Long-term deferred tax
Assets
Deferred tax relative to temporary differences :
Established on the July 1, 1997 change in functional currency, less reversals	16	23
Relative to investments acquired	15	-
Tax-deductible goodwill in business combinations	103	-
Write-downs of investments	61	76
Additional retirement benefits provision, net of
unrecognized pension obligation	158	84
Tax loss carryforwards	190	214
Other temporary differences	6	1
	549	398
Liabilities
Inflationary income	(32)	(28)
Fair value adjustments in business combinations	(61)	-
	(93)	(28)
Valuation allowance
Beginning balance	(178)	(54)
Translation adjustments	15	17
Additions	(51)	-
Valuation allowance of ferro alloys subsidiaries	13	(158)
Reversals	-	17
Ending balance	(201)	(178)
Net long-term deferred tax assets	255	192

6 Cash and cash equivalents

	As of December 31
	2000	1999
Cash	28	20
Deposits in local currency	694	338
Deposits in United States dollars	489	1,095
	1,211	1,453

7 Accounts receivable

	As of December 31
	2000	1999
Customers
Domestic	198	195
Export, all denominated in
United States dollars	312	280
	510	475
Allowance for doubtful accounts	(14)	(13)
Allowance for ore weight credits	(6)	(5)
Total	490	457

Accounts receivable from customers in the steel industry amount to 16.3% and 14.5% of domestic receivables (export receivables – 78.8% and 80.8%) at December 31, 2000 and 1999, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.

8 Inventories

	As of December 31
	2000	1999
Finished products
Iron ore	100	57
Gold	4	9
Manganese	7	22
Ferro alloys	32	31
Others	34	20
Spare parts and maintenance supplies	129	105
	306	244

9 Property, plant and equipment

a) Per business area:

	As of December 31, 2000			As of December 31, 1999
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Ferrous
Ferrous - Southern System
Mining	1,096	533	563	969	560	409
Railroads	1,022	513	509	1,110	574	536
Marine terminals	157	102	55	184	115	69
	2,275	1,148	1,127	2,263	1,249	1,014
Ferrous - Northern System
Mining	691	310	381	783	333	450
Railroads	1,206	439	767	1,289	457	832
Marine terminals	222	108	114	229	112	117
	2,119	857	1,262	2,301	902	1,399
Pelletizing	194	123	71	190	125	65
Ferro alloys	278	140	138	295	152	143
Energy	77	4	73	81	2	79
Construction in progress	406	-	406	250	-	250
	5,349	2,272	3,077	5,380	2,430	2,950
Non-Ferrous
Potash	47	16	31	48	14	34
Gold	295	132	163	323	134	189
Kaolin	91	12	79	153	18	135
Research and projects	19	10	9	21	10	11
Construction in progress	43	-	43	31	-	31
	495	170	325	576	176	400
Logistics
General cargo	349	173	176	371	177	194
Maritime transportation	351	167	184	361	158	203
Construction in progress	14	-	14	7	-	7
	714	340	374	739	335	404
Holdings
Pulp and paper	175	26	149	191	33	158
Corporate Center
Corporate	41	15	26	35	14	21
Construction in progress	4	-	4	10	-	10
	45	15	30	45	14	31
Total	6,778	2,823	3,955	6,931	2,988	3,943

b) Per type of assets:

	As of December 31, 2000			As of December 31, 1999
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land and buildings	824	289	535	899	317	582
Installations	1,634	885	749	1,806	976	830
Equipment	597	290	307	519	259	260
Ships	348	165	183	358	156	202
Railroads	1,741	770	971	2,043	947	1,096
Mine development costs	326	83	243	303	64	239
Others	841	341	500	705	269	436
	6,311	2,823	3,488	6,633	2,988	3,645
Construction in progress	467	-	467	298	-	298
Total	6,778	2,823	3,955	6,931	2,988	3,943

Losses on disposals of property, plant and equipment totaled $47, $23 and $64 in 2000, 1999 and 1998, respectively. In 2000 and 1999, disposals mainly relate to sales of trucks, locomotives and other equipment which were replaced in the normal course of business. In 1998, additional losses of $28 were incurred with respect to closure of the Serra Leste gold mine and $13 on sale of two ships.

10 Investments

	As of December 31
	2000				Investments		Equity Adjustments
	Participation in capital (%)		(1)Net equity	(1)Net income (loss) for the year	2000	1999	2000	1999	1998
Investments in affiliated companies and joint ventures	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS (2)	22.99	11.46	1,213	61	225	255	7	(13)	10
Companhia Siderúrgica Nacional - CSN (3) (7)	10.33	10.33	1,621	129	167	134	13	3	39
Companhia Siderúrgica de Tubarão - CST(4)	20.51	22.85	1,096	100	250	233	22	(5)	19
California Steel Industries Inc - CSI	50.00	50.00	238	34	119	110	17	22	14
Paper and pulp
Celulose Nipo-Brasileira S.A - CENIBRA	50.67	51.48	407	129	210	177	66	(4)	6
Bahia-Sul Celulose S.A - BSC	50.00	32.00	506	131	162	141	42	13	(28)
Aluminum and bauxite
Mineração Rio do Norte S.A - MRN	40.00	40.00	383	91	153	145	36	10	28
Valesul Alumínio S.A VALESUL	54.51	54.51	80	21	44	41	12	-	16
Alumínio Brasileiro S.A - ALBRAS	51.00	51.00	-	-	-	-	-	-	(25)
Alumina do Norte do Brasil S.A - ALUNORTE	50.28	49.29	102	23	80	105	11	-	-
Pellets
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	54	22	28	39	11	10	11
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	42	17	21	21	9	7	9
Companhia Coreano Brasileira de Pelotização - KOBRASCO	50.00	50.00	24	3	12	12	2	(11)	(5)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	32	13	16	17	7	7	5
Gulf Industrial Investment Company - GIIC	50.00	50.00	186	2	93	-	1	-	-
SAMARCO Mineração S.A	50.00	50.00	519	30	318	-	8	-	-
Others
Fertilizantes Fosfaltados S.A - FOSFERTIL (6)	10.96	10.96	281	48	31	33	5	7	6
Salobo Metais S.A (5)	50.00	50.00	50	-	25	27	-	-	-
Ferrovia Centro-Atlântica S.A - FCA	20.00	45.65	131	(67)	82	-	(30)	-	0
Vale Usiminas Participações S.A - VUPSA (8)				-	-	-	-	-	(15)
Pará Pigmentos S.A (8)				-	-	-	-	-	(8)
Others					131	111	21	(5)	(2)
					2,167	1,601	260	41	80
Investments at cost
AÇOMINAS	2.28	2.28			-	29	-	-	-
SIDERAR (market value $42 in 2000 - $69 in 1999 )	4.85	4.85			15	15	-	-	-
Unrealized holding gains on equity security					27	54	-	-	-
Others					7	8	-	-	-
					2,216	1,707	260	41	80
Change in provision for losses and write-downs on equity investments:
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS (2)									(174)
Companhia Siderúrgica de Tubarão - CST(4)									(120)
Pará Pigmentos S.A (8)							-	(15)	-
Cia Ferroviária do Nordeste							(4)	(4)	-
Vale Usiminas Participações S.A - VUPSA (8)							-	(56)	-
Alumínio Brasileiro S.A - ALBRAS							66	(104)	-
Alumina do Norte do Brasil S.A - ALUNORTE							-	(89)	21
							62	(268)	(273)

(1) Based on US GAAP financial statements.
(2) Value based on quoted market price at December 31, 2000 is $75 compared to net book value of $40.
(3) Value based on quoted market price at December 31, 2000 is $218.
(4) Value based on quoted market price at December 31, 2000 is $129 compared to net book value of $35.
(5) Development stage enterprises.
(6) Value based on quoted market price at December 31, 2000 is $47.
(7) In 2000, based on September 30 financial statements.
(8) Consolidated as from 1999 upon increase in ownership to over 50%.

Goodwill included in the above investments is as follows:

	Original term of	Remaining
	amortization	amortization	As of December 31
Investee	(years)	(years)	2000	1999
Alumina do Norte do Brasil S.A - ALUNORTE	35	35	30	78
SAMARCO Mineração S.A	6	5	59	-
Ferrovia Centro Atlântica S.A - FCA	30	26	22	-
Gulf Industrial Investment Company - GIIC	20	20	20	-
			131	78

The combined financial position and results of operations of the Company’s affiliates in the steel sector is as follows:

	Steel sector affiliates(Combined)
	As of December 31
	2000	1999
Balance sheet
Current assets	3,094	3,013
Noncurrent assets	10,231	10,542
Current liabilities	(2,695)	(3,626)
Noncurrent liabilities	(5,094)	(4,314)
Purchase accounting adjustments	(1,368)	(1,681)
Stockholders' equity	4,168	3,934
Investments	761	732

	Steel sector affiliates(Combined)
	Year ended December 31
	2000	1999	1998
Statement of operations
Net sales	4,581	4,174	5,095
Cost and expenses	(4,082)	(4,790)	(4,351)
Purchase accounting adjustments	24	83	26
Income before income taxes	523	(533)	770
Income taxes	(199)	556	(58)
Net income	324	23	712
Equity adjustments	59	7	82

Information with respect to other major affiliates’ financial position and results of operations is as follows:

	As of December 31
	ALUNORTE		ALBRAS		MRN		BSC
	2000	1999	2000	1999	2000	1999	2000	1999
Balance Sheet
Current assets	130	74	128	145	90	99	164	144
Noncurrent assets	505	531	627	632	349	346	857	923
Current liabilities	(79)	(123)	(247)	(321)	(19)	(33)	(232)	(299)
Noncurrent liabilities	(454)	(446)	(538)	(620)	(37)	(49)	(283)	(328)
Stockholders´ equity	102	36	(30)	(164)	383	363	506	440
Company´s participation	49.29%	74.06%	51.00%	51.00%	40.00%	40.00%	32.00%	32.00%
Investments	50	27	(15)	(84)	153	145	162	141

	Year ended December 31
	ALUNORTE			ALBRAS			MRN			BSC
	2000	1999	1998	2000	1999	1998	2000	1999	1998	2000	1999	1998
Statement of Operations
Net sales	322	253	268	551	459	452	217	205	224	402	326	288
Costs and expenses	(327)	(446)(*)	(286)	(452)	(755)(*)	(535)	(109)	(156)	(136)	(274)	(397)(*)	(380)
Income (loss) before income
taxes	(5)	(193)	(18)	99	(296)	(83)	108	49	88	128	(71)	(92)
Income taxes	28	56	57	30	93	33	(17)	(23)	(19)	3	112(**)	-
Net income (loss)	23	(137)	39	129	(203)	(50)	91	26	69	131	41	(92)
Company´s participation	49.29%	65.82%	53.61%	51.00%	51.00%	51.00%	40.00%	40.00%	40.00%	32.00%	32.00%	30.48%
Participation in results	11	(89)	21	66	(104)	(25)	36	10	28	42	13	(28)
Change in provision for losses	-	89	(21)	(66)	104	-	-	-	-	-	-	-
Equity adjustments	11	-	-	-	-	(25)	36	10	28	42	13	(28)

(*) Includes exchange losses of $213 (ALUNORTE), $378 (ALBRAS), and $127 (BSC) for the year ended December 31, 1999 - see Note 20
(**) Includes $19 of tax benefit on 1999 losses and $93 of valuation allowance reversal relative to prior year losses

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

	As of December 31
				Cia
			Pará	Ferroviário
	CST	Usiminas	Pigmentos	do Nordeste	VUPSA	ALBRAS	ALUNORTE	TOTAL
Provision at January 1, 1999	(250)	(224)	-	-	-	-	(9)	(483)
Change in provision - results	-	-	(15)	(4)	(56)	(104)	(89)	(268)
	(250)	(224)	(15)	(4)	(56)	(104)	(98)	(751)
Cumulative translation adjustment	27	30	-	-	10	21	(7)	81
Payment of capital	-	-	-	-	-	-	76	76
Elimination upon consolidation in 1999	-	-	15	-	46	-	-	61
Effect of capitalization of interest-free debentures	-	-	-	-	-	-	29	29
Provision at December 31, 1999	(223)	(194)	-	(4)	-	(83)	-	(504)
Change in provision - results	-	-	-	(4)	-	66	-	62
	(223)	(194)	-	(8)	-	(17)	-	(442)
Cumulative translation adjustment	8	9	-	1	-	2	-	20
Payment of capital	-	-	-	1	-	-	-	1
Provision at December 31, 2000	(215)	(185)	-	(6)	-	(15)	-	(421)

Our participation in ALUNORTE (49.29% at December 31, 2000) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the temporary nature of our increased holding. Movements on the investment account and related provision during 1999 and 2000 are as follows:

		ALUNORTE
	Total shares of	shares owned
	ALUNORTE	by CVRD
	(in thousands)	(in thousands)	Investment	Goodwill	Provision	Net
Balance January 1, 1999	325,107	174,279	-	-	(9)	(9)
Purchase of additional participation:	-
January 1999	453,921	124,491	68	48	9	125
December 1999	598,184	144,263	55	30	-	85
Participation in 1999 losses			(89)			(89)
Translation adjustment			(7)			(7)
Balance December 31, 1999	598,184	443,033	27	78	-	105
Sale of participation in January 2000	598,184	(124,491)	(7)	(48	-	(55)
Changes in participation-subscriptions by other
shareholders			19		-	19
Capital call	673,494	13,437	5			5
Participation in 2000 net income			11			11
Translation adjustment			(5)			(5)
Balance December 31, 2000	673,494	331,979	50	30	-	80

On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both a 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

Book value of 124,491 thousand shares of ALUNORTE sold	(7)
Goodwill amortized	(48)
Book value of beneficial interest in 8% of MRN	-
(55)
Cash received by us
On transfer of ALUNORTE shares	44
On issue and sale of Perpetual Notes	120
Fair value of Perpetual Notes	(55)
Gain recognized on the transaction	54

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

On October 6, 2000, with the objective of financing part of the expansion in its alumina production capacity from 1.5 million tons to 2.3 million tons per year, ALUNORTE called a capital increase of $126, to be paid up in 6 installments. ALUVALE contributed only $5 to the first of these installments ($15), changing its stockholding interest to 49.29%.

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

11 Short-term debt

Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31
	2000	1999
Export	386	655
Import	11	21
Working Capital	68	14
	465	690

Average annual interest rates on short-term borrowings were 8.18% and 7.13% in 2000 and 1999, respectively.

12 Long-term debt

	As of December 31
	Current liabilities		Long-Term liabilities
	2000	1999	2000	1999
Foreign debt
Loans and financing contracted in the following currencies,
maturing up to 2011 :
United States dollars	170	336	990	576
Japanese Yen	10	11	4	5
Others	2	2	4	6
Fixed Rate Notes - US$ denominated	-	-	500	500
Export Securitization - US$ denominated	-	-	300	-
Perpetual Notes	-	-	55	-
Accrued charges	41	28	-	-
	223	377	1,853	1,087
Local debt
Indexed by Long-Term Interest Rate - TJLP
maturing up to 2002	6	6	40	51
Indexed by General Price Index-Market (IGPM)
maturing up to 2005	21	38	49	66
Basket of currencies	15	9	51	52
Capital Lease	1	1	-	-
Shareholder revenue interests (Note 2)	-	-	3	4
Indexed by US$ dollars	11	55	24	61
Accrued charges	3	2	-	-
	57	111	167	234
Total	280	488	2,020	1,321

The long-term portion at December 31, 2000 becomes due in the following years:

2002	236
2003	625
2004	580
2005	170
2006	107
2007 and thereafter	247
No due date (Perpetual notes)	55
2,020

At December 31, 2000 annual interest rates on long-term debt were as follows:

Up to 7%	410
7.1% to 9%	1,183
9.1% to 11%	579
Over 11%	73
Variable (Perpetual notes)	55
2,300

The indexes applied to debt and respective percentage variations in each year were as follows:

	2000	1999	1998
TJLP - Long-Term
Interest Rate (effective rate)	4.56	6.92	5.41
IGP-M - General Price Index - Market	9.95	20.10	1.78
United States Dollar	9.30	48.01	8.27

Long-term debt at December 31, 2000 is guaranteed or secured as follows:

Amount of
Guarantee
Federal Government guarantee (for which we have provided counter-guarantees)	353
Shares and securities given in guarantee	28
Ships	69

In October 2000 we issued $300 under a US dollar - denominated export securitization program, divided into three tranches as follows:

			Grace Period	Effective
	Amount	Tenor (years)	(years)	rate p.a.
Tranche 1	25	7	2	8.682%
Tranche 2	125	7	2	Libor+0.65%
Tranche 3	150	10	3	8.926%
	300

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

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note 2(m).

Brazilian laws and our by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Year ended December 31
	2000	1999	1998
Appropriated retained earnings
Unrealized income reserve
Balance January 1	1,062	1,636	1,850
Transfer to retained earnings	(188)	(574)	(214)
Balance December 31	874	1,062	1,636
Expansion reserve
Balance January 1	1,367	1,685	1,936
Transfer to capital stock	-	-	(469)
Transfer (to) from retained earnings	179	(318)	218
Balance December 31	1,546	1,367	1,685
Legal reserve
Balance January 1	284	368	352
Transfer (to) from retained earnings	23	(84)	16
Balance December 31	307	284	368
Fiscal incentive depletion reserve
Balance January 1	842	1,246	1,349
Transfer to retained earnings	(71)	(404)	(103)
Balance December 31	771	842	1,246
Fiscal incentive investment reserve
Balance January 1	12	277	300
Transfer to capital stock	-	(187)	-
Transfer to retained earnings	27	(78)	(23)
Balance December 31	39	12	277
Development reserve
Balance January 1	-	-	19
Transfer to capital stock	-	-	(19)
Balance December 31	-	-	-
Total appropriated retained earnings	3,537	3,567	5,212

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

The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Postretirement Benefits”:

(a) Change in benefit obligation

	As of December 31
	2000	1999
Benefit obligation at beginning of year	1,440	2,102
Service cost	10	31
Interest cost	91	126
Benefits paid	(109)	(107)
Plan amendments	(13)	-
Effect of exchange rate changes	(65)	(734)
Actuarial loss	242	22
Benefit obligation at end of year	1,596	1,440

The actuarial loss of $242 in 2000 is mainly due to the adoption of a new mortality table which is considered to better reflect the current life expectancy of the plan participants.

(b) Change in plan assets

	As of December 31
	2000	1999
Fair value of plan assets at beginning of year	1,231	1,402
Actual return on plan assets	128	345
Employer contributions	34	27
Employee contributions	5	15
Benefits paid	(109)	(107)
Effect of exchange rate changes	(100)	(451)
Fair value of plan assets at end of year	1,189	1,231

Plan assets at December 31, 2000 include $95 of portfolio investments in our own shares ($93 at December 31, 1999) and $9 of shares of related parties ($1 at December 31, 1999), as well as $480 of Federal Government Securities ($439 at December 31, 1999).

(c) Accrued pension cost liability

	As of December 31
	2000	1999
Funded status, excess of benefit obligation
over plan assets	407	209
Unrecognized net transitory obligation	(125)	(165)
Unrecognized net actuarial gains (loss)	(152)	88
Accrued pension cost liability	130	132

(d) Recognition of additional minimum liability

	As of December 31
	2000	1999
Accrued pension cost liability	130	132
Unrecognized pension obligation, limited to
unrecognized net transitory obligation	125	64
Additional amount recognized in stockholders' equity	151	-
Minimum liability	406	196

(e) Assumptions used in each period

	2000	1999
Discount rate	6% p.a.	6% p.a.
Expected return on plan assets	6% p.a.	6% p.a.
Rate of compensation increase	1.82% p.a.	1.82% p.a.

Net pension cost includes the following components:

	Year ended December 31
	2000	1999	1998
Service cost - benefits earned during the period	10	31	52
Interest cost on projected benefit obligation	91	126	126
Actual return on assets	(128)	(345)	(104)
Amortization of initial transitory obligation	15	17	24
Net deferral	58	241	17
	46	70	115
Employee contributions	(5)	(15)	(27)
Net periodic pension cost	41	55	88

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

The provision for contingencies and the related judicial deposits are composed as follows:

	As of December 31
	2000		1999
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	114	60	72	52
Civil claims	137	4	88	3
Tax - related actions	80	54	24	16
Others	7	1	1	1
	338	119	185	72
Current	-	-	-	-
Long-term	338	119	185	72
	338	119	185	72

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

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercial production.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total production from the beginning of commercial production exceeds 70 tons of gold.

Fazenda Brasileiro	Gold	2.5% of net revenue after total production from the beginning of commercial production exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of commercial production.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

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

Consolidated net income and principal assets are reconciled as follows (certain minor reclassifications have been made to the 1999 and 1998 information to be comparable with that for 2000):

	2000
				Holdings
	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Corporate Center	Eliminations	Consolidated
RESULTS
Revenues - Export	2,849	198	195	121	351	--	--	--	(1,068)	2,646
Revenues - Domestic	1,000	90	403	21	12	1	--	--	(104)	1,423
Cost and expenses	(2,585)	(214)	(418)	(156)	(261)	(10)	--	(578)	1,196	(3,026)
Interest revenue	52	1	1	7	25	5	--	173	(56)	208
Interest expense	(74)	(12)	(6)	--	(2)	(6)	--	(247)	32	(315)
Depreciation	(115)	(30)	(22)	(22)	--	--	--	(6)	--	(195)
Pension plan	(7)	(2)	--	--	--	--	--	--	--	(9)
Equity and provision for losses and write-downs	45	--	(22)	108	126	60	5	--	--	322
Income taxes	8	--	5	(7)	(5)	(48)	--	79	--	32
Net income	1,173	31	136	72	246	2	5	(579)	--	1,086
Sales classified by geographic destination:
Export market
Latin America	224	--	30	--	23	--	--	--	(91)	186
United States	252	156	64	73	39	--	--	--	(108)	476
Europe	969	35	75	48	237	--	--	--	(222)	1,142
Middle East	209	--	6	--	16	--	--	--	(19)	212
Japan	544	4	15	--	34	--	--	--	(308)	289
Asia, other than Japan	651	3	5	--	2	--	--	--	(320)	341
	2,849	198	195	121	351	--	--	--	(1,068)	2,646
Domestic market	1,000	90	403	21	12	1	--	--	(104)	1,423
	3,849	288	598	142	363	1	--	--	(1,172)	4,069
Assets :
Property, plant and equipment, net	3,077	325	374	149	--	--	--	30	--	3,955
Capital expenditures	373	50	14	--	--	--	--	10	--	447
Investments in affiliated companies and joint ventures and other investments	519	31	151	372	262	423	37	--	--	1,795

Capital employed	3,064	316	390	135	(10)	1	14	(6)	8	3,912
NOPLT	1,155	52	165	(44)	23	(54)	--	(63)	16	1,250
ROCE	38%	16%	42%	(33%)	--	--	--	--	--	32%

	1999
				Holdings
	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Corporate Center	Eliminations	Consolidated
RESULTS
Revenues - Export	1,989	143	100	101	318	-	-	-	(578)	2,073
Revenues - Domestic	639	96	318	10	62	-	-	-	(41)	1,084
Cost and expenses	(1,435)	(151)	(396)	(103)	(367)	-	-	(428)	619	(2,261)
Interest revenue	46	-	8	4	9	-	-	170	(37)	200
Interest expense	(50)	-	(13)	-	(6)	-	-	(201)	37	(233)
Depreciation	(120)	(16)	(21)	(6)	-	-	-	-	-	(163)
Pension plan	(21)	(4)	(3)	-	-	-	-	-	-	(28)
Equity and provision for losses and write-downs	(44)	(15)	(9)	9	(182)	7	-	7	-	(227)
Income taxes	-	-	14	(5)	-	-	-	(42)	-	(33)
Net income	1,004	53	(2)	10	(166)	7	-	(494)	-	412
Sales classified by geographic destination:
Export market
Latin America	149	-	13	-	5	-	-	-	(60)	107
United States	147	139	34	62	23	-	-	-	(71)	334
Europe	621	-	31	39	146	-	-	-	(110)	727
Middle East	146	-	3	-	-	-	-	-	(13)	136
Japan	351	-	9	-	94	-	-	-	(83)	371
Asia, other than Japan	575	4	9	-	50	-	-	-	(241)	397
Others	-	-	1	-	-	-	-	-	-	1
	1,989	143	100	101	318	-	-	-	(578)	2,073
Domestic market	639	96	318	10	62	-	-	-	(41)	1,084
	2,628	239	418	111	380	-	-	-	(619)	3,157
Assets :
Property, plant and equipment, net	2,950	400	404	158	-	-	-	31	-	3,943
Capital expenditures	201	56	4	-	-	-	-	4	-	265
Investments in affiliated companies and joint ventures and other investments	116	33	68	318	208	426	34	-	-	1,203

Capital employed	3,081	399	419	148	9	-	-	(9)	-	4,047
NOPLT	1,055	68	28	6	28	-	-	(309)	11	887
ROCE	34%	17%	7%	4%	311%	-	-	-	-	22%

	1998
				Holdings
	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Corporate Center	Eliminations	Consolidated
RESULTS
Revenues - Export	2,004	145	135	80	419	-	-	-	(443)	2,340
Revenues - Domestic	776	124	396	8	65	-	-	-	(51)	1,318
Cost and expenses	(1,548)	(213)	(382)	(90)	(473)	-	-	(422)	494	(2,634)
Interest revenue	20	-	16	4	25	-	-	367	(38)	394
Interest expense	(23)	-	(25)	-	(10)	-	-	(223)	38	(243)
Depreciation	(167)	(32)	(28)	(4)	-	-	-	-	-	(231)
Pension plan	(46)	(7)	-	-	-	-	-	-	-	(53)
Equity and provision for losses and write-downs	2	(9)	1	(22)	40	(211)	6	-	-	(193)
Income taxes	-	-	-	-	-	-	-	-	-	-
Net income	1,018	8	113	(24)	66	(211)	6	(278)	-	698
Sales classified by geographic destination:
Export market
Latin America	177	-	5	-	105	-	-	-	(121)	166
United States	185	145	36	37	44	-	-	-	(96)	351
Europe	751	-	40	43	269	-	-	-	(65)	1,038
Middle East	135	-	2	-	-	-	-	-	(3)	134
Japan	299	-	31	-	-	-	-	-	-	330
Asia, other than Japan	456	-	15	-	-	-	-	-	(158)	313
Others	1	-	6	-	1	-	-	-	-	8
	2,004	145	135	80	419	-	-	-	(443)	2,340
Domestic market	776	124	396	8	65	-	-	-	(51)	1,318
	2,780	269	531	88	484	-	-	-	(494)	3,658
Assets :
Property, plant and equipment, net	4,132	392	508	203	-	-	-	26	-	5,261
Capital expenditures	366	32	1	8	-	-	-	5	-	412
Investments in affiliated companies and joint ventures and other investments	166	45	64	424	240	571	47	-	-	1,557

Capital employed	4,098	401	523	204	15	-	-	(32)	-	5,209
NOPLT	1,018	17	133	(5)	11	-	-	(316)	(4)	854
ROCE	25%	4%	25%	(2%)	73%	-	-	-	-	16%

17 Related party transactions

Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

	As of December 31
	2000		1999
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
ALUNORTE (1)	332	45	333	5
CENIBRA (2)	126	41	161	69
Salobo Metais S.A (3)	76	-	75	-
FCA	151	18	1	-
HISPANOBRAS	21	23	22	23
ITABRASCO	17	22	27	29
NIBRASCO	29	38	12	42
KOBRASCO	34	7	38	37
Wilsea Shipping Inc	-	34	9	-
USIMINAS	24	-	4	-
ALBRAS	1	24	-	42
URUCUM	8	1	2	2
Others	133	85	129	64
EMPLOYEE FUNDS
Fundação Vale do Rio Doce	-	1	15	8
VALIA	-	40	-	6
BRAZILIAN FEDERAL GOVERNMENT
Banco do Brasil S.A (4)	85	3	151	-
Rede Ferroviária Federal S.A	13	39	14	42
BNDES	7	158	6	151
	1,057	579	999	520
Current	337	378	378	360
Long-term	720	201	621	160

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

(4) Represents interest bearing deposits and investment funds.

These balances are included in the following balance sheet classifications:

	As of December 31
	2000		1999
	Assets	Liabilities	Assets	Liabilities
Current assets
Cash and cash equivalents	85	-	171	-
Accounts receivable	125	-	107	-
Loans and advances to related parties	121	-	93	-
Others	6	-	7	-

Other assets
Loans and advances to related parties	704	-	601	-
Others	16	-	20	-

Current liabilities
Suppliers	-	179	-	119
Current portion of long-term debt	-	30	-	30

Loans from related parties	-	152	-	190
Others	-	17	-	21

Long-term liabilities
Long-term debt	-	128	-	121
Loans from related parties	-	21	-	4
Others	-	52	-	35
	1,057	579	999	520

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2000		1999		1998
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES

CST	166	-	135	-	132	-
NIBRASCO	172	205	44	58	101	108
ALUNORTE	42	93	167	28	76	89
SIDERAR	18	-	30	-	45	-
ITABRASCO	66	24	57	23	40	41
HISPANOBRAS	75	77	26	50	40	45
KOBRASCO	76	18	62	67	9	9
CENIBRA	33	123	78	99	27	1
USIMINAS	47	-	18	-	25	-
AÇOMINAS	7	-	8	-	12	-
ALBRAS	6	216	14	205	11	222
VALESUL	4	-	-	24	2	32
MRN	1	17	-	20	-	20
Others	82	75	80	59	55	73

BRAZILIAN FEDERAL GOVERNMENT

Banco do Brasil S A	46	24	46	14	72	14
Petróleo Brasileiro S A - PETROBRAS	6	11	1	17	1	24
Centrais Elétricas Brasileiras S A	-	-	-	-	1	15
BNDES	1	18	1	12	1	13
	848	901	767	676	650	706

These amounts are included in the following statement of income classifications:

	Year ended December 31
	2000		1999		1998
	Income	Expense	Income	Expense	Income	Expense
Sales of iron ore and pellets	494	313	288	175	316	183
Revenues from transportation services	133	-	89	-	137	-
Cost of aluminum products	-	327	-	271	-	357
Financial income/expenses	117	79	101	59	162	62
Others	104	182	289	171	35	104
	848	901	767	676	650	706

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

	Fair Market	Carrying
	value	value
2000	1,967	1,965
1999	1,278	1,290

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

(a) Gold

In connection with our gold mining activities, we are party to derivative financial instruments designed to manage the risks associated with gold price fluctuations, to provide stable cash flows and gross margins for the gold business. At December 31, 2000, such operations can be summarized as follows:

			Unrealized gain
Type	Quantity (oz.)	Final maturity	(loss)
Puts	479,500	December 2004	13
Calls	999,800	December 2004	(5)
Collar conditional	30,000	November 2002	1
			9

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

Realized net gains (losses) were $7, $3 and $14 in 2000, 1999 and 1998, respectively.

(b) Interest rates (6-month Libor)

We carry out derivative operations seeking to manage our exposure to the 6-month Libor rate, arising from our trade finance operations. At December 31, 2000 such operations were as follows:

Type	Notional Value	Final maturity	Unrealized gain (loss)
Cap	1.200	December 2004	3
Floor	850	December 2004	(7)
Swap	125	October 2007	(4)
			(8)

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

Realized net gains (losses) were $3, $0 and $(1) in 2000, 1999 and 1998, respectively.

(c) Currency

We also carry out derivative operations seeking to manage our exposure to currencies, arising from our indebtedness in EURO and YEN. At December 31, 2000 such operations were as follows:

Type	Notional Value	Final maturity	Unrealized gain (loss)
Yen	15	April 2005	(2)
EURO	12	April 2005	(2)
			(4)

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

The impact of the above alterations is shown below:

	Year ended December 31
	2000	1999	1998
Net income previously reported	1,100	412	896
Impairment of CST and Usiminas	-	-	(294)
Goodwill amortization	(21)	-	-
Deferred tax effects	7	-	96
Restated net income	1,086	412	698
Earnings per share previously reported	2.86	1.07	2.31

Restated earnings per share	2.83	1.07	1.80

Shareholders' equity previously reported	4,922	5,032	6,715
Write-off of Usiminas goodwill
Impairment of CST and Usiminas	(400)	(417)	(474)
Goodwill amortization	(21)	-	-
Deferred tax effects	68	76	151
Restated shareholders' equity	4,569	4,691	6,392

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

The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accepted in the United States of America:

	Auditors	Years Audited	City	State	Country
Alumínio Brasileiro S.A. - ALBRAS	DTT	2000, 1999, 1998	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	DTT	2000, 1999, 1998	RJ	RJ	Brazil
Vale do Rio Doce Alumínio S.A. - ALUVALE	DTT	2000, 1999, 1998	RJ	RJ	Brazil
Bahia Sul Celulose S.A.	KPMG	2000, 1999, 1998	SP	SP	Brazil
California Steel Industries, Inc.	KPMG LLP	2000, 1999, 1998	Orange Country	CA	USA
Celulose Nipo-Brasileira S.A. - CENIBRA (1)	DTT	2000 and 1999	BH	MG	Brazil
Navegação Vale do Rio Doce S.A. - DOCENAVE	DTT	2000, 1999, 1998	RJ	RJ	Brazil
DOCEPAR S.A. (1)	DTT	2000, 1999	RJ	RJ	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	AA	2000, 1999, 1998	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	AA	2000, 1999, 1998	Vitória	ES	Brazil
Companhia Coreano Brasileira de Pelotização - KOBRASCO (2)	DTT	2000	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	AA	2000, 1999, 1998	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	DTT	2000, 1999, 1998	RJ	RJ	Brazil
Valesul Alumínio S.A.	KPMG	2000, 1999	RJ	RJ	Brazil
Valesul Alumínio S.A.	DTT	1998	RJ	RJ	Brazil
Companhia Siderúrgica Nacional (1)	AA	2000, 1999	RJ	RJ	Brazil

In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil. PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.

	Auditors	Years Audited	City	State	Country
Terminal Vila Velha S.A.	DTT	2000, 1999, 1998	RJ	RJ	Brazil
Nova Era Silicon S.A.	DTT	2000	BH	MG	Brazil
Nova Era Silicon S.A.	Trevisan	1999, 1998	BH	MG	Brazil
Celmar S.A. - Indústria de Celulose e Papel (2)	DTT	2000	RJ	RJ	Brazil
SIBRA Eletrosiderúrgica Brasileira S.A. (3)	DTT	2000	Salvador	BA	Brazil

AA - Arthur Andersen S/C
DTT - Deloitte Touche Tohmatsu
RJ - Rio de Janeiro
MG - Minas Gerais
BH - Belo Horizonte
SP - São Paulo
ES - Espírito Santo
BA - Bahia

(1) Audited by PricewaterhouseCoopers in 1998.
(2) Audited by PricewaterhouseCoopers in 1999 and 1998.
(3) Consolidated as from 2000.