Form 20-F
period 2003-12-31
NATIONAL STEEL CO
filed 2004-06-30
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

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

286,917,045 Common Shares, with no par value
(adjusted to reflect share split and regrouping effective May 31, 2004)

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

Item 17            Item 18

INTRODUCTION

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

PART I
Item 3: Key Information
A. Selected Financial Data
D. Risk Factors
1. Risk Factors Relating to the Steel Industry and CSN
2. Risk Factors Relating to Brazil
Item 4. Information on CSN
A. History and Development of CSN
1. General
2. History
B. Business Overview
1. Business Strategy
2. Major Products
3. Sales and Marketing
4. Production
5. Raw Materials and Transportation
6. Investment Programs
7. Facilities
8. Competition
9. Research and Development
10. Government Regulation and Other Legal Matters
11. Employees and Labor Matters
12. Overview of World Steel Industry
13. Brazilian Steel Industry
C. Organizational Structure
D. Property, Plants and Equipment
Item 5. Operating and Financial Review and Prospects
A. Operating Results
1. Overview
2. Results of Operations
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
1. Board of Directors
2. Board of Executive Officers
3. Audit Committee
4. Indemnification of Officers and Directors
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes
Item 9. The Offer and Listing
A.4. Price History
C. Markets
Item 10. Additional Information
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
1. Brazilian Tax Considerations
2. U.S. Federal Income Tax Considerations
H. Documents on Display
Item 11. Quantitative and Qualitative Disclosures About Market Risk

PART II
Item 15. Disclosure Controls and Procedures
Item 16.
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services

PART III
Item 18. Financial Statements
Item 19. Exhibits

Omitted items of Form 20-F are either not required in a Form 20-F filed as an annual report under the
Exchange Act, not applicable or reserved.

INTRODUCTION

Unless the context otherwise requires, references to “we,” “us,” “our” or “CSN” are references to Companhia Siderúrgica Nacional and its consolidated subsidiaries, and references to the “Brazilian Government” are references to the federal government of the Federative Republic of Brazil. References to the “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil. References to “U.S. dollars” and “US$” are to the currency of the United States of America. In this Annual Report, “billions” means thousands of millions, “km”means kilometers, “tons” or “mt” means metric tons and “MW” means megawatts.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report that are not historical facts, but rather are forward-looking statements. Forward-looking statements express or imply results, performance or events that are expected in the future. Forward-looking statements include:

  the projected completion dates of, and the projected total investments in, projects under or approved for construction;
  the completion of satisfactory financing arrangements for projects and other transactions;
  efforts to expand production capacity for galvanized, pre-painted, tin-coated and other high value-added products and projected demand for those products;
  the expansion to 40 million tons of iron ore production at our Casa de Pedra mine;
  international expansion;
  increased concentration on our core steel business, including the divestment of some non-steel investments, such as our proposed sale of our thermoelectric co-generation power plant and our interest in the Itá hydroelectric facility;
  increased sales to the automotive industry;
  generation, supply and sales of energy;
  increased opportunities in the packaging industry;
  impact of U.S. protectionist measures and offsetting increases of imports by other regions;
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
  changes in laws and regulations;
  changes in the policies of the Banco Central do Brasil – Central Bank and the Brazilian or foreign governments; and
  global, national and regional competition in the steel market.

See “Item 5. Operating and Financial Review and Prospects” and “Item 3.D. Risk Factors”.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 contained in Item 18 of this document have been presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States, which are generally referred to as “U.S. GAAP”. See Note 2(a) to our consolidated financial statements. We publish financial statements in Brazil in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law No. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM (“Brazilian GAAP”), which differ in certain significant respects from U.S. GAAP.

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

As described more fully in Note 2(a) of our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been remeasured (translated) from the Brazilian real amounts in accordance with the criteria set forth in the U.S. Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,”at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this Annual Report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an “SFAS”.

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
  Forward-looking statements have been translated from reais at the June 17, 2004 Commercial Market rate of R$3.1280 = US$1.00, except that estimated future capital expenditures are based on the most recently budgeted amounts. We may not have adjusted all of the budgeted amounts to reflect all factors that could affect them.

Some figures included in this Annual Report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

There are two principal foreign exchange markets in Brazil: the commercial rate exchange market, which we call the “Commercial Market,” and the floating rate exchange market, which we call the “Floating Market”. Most foreign trade and financial foreign currency exchange transactions are carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to transactions to which the Commercial Market rate does not apply. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, banks have been allowed to operate in both markets. These markets are now differentiated solely for regulatory purposes and offer similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. See “Item 3.D.2. Risk Factors Relating to Brazil — Devaluation of the Real”.

The following table sets forth information on Commercial Market rates, for the periods indicated, expressed in reais per U.S. dollar:

	High	Low	Average(1)	Period End

Year ended December 31:
1999	2.1647	1.2078	1.8272	1.7890
2000	1.9847	1.7234	1.8348	1.9554
2001	2.8007	1.9353	2.3519	2.3204
2002	3.9552	2.2709	2.9983	3.5333
2003	3.6623	2.8219	3.0780	2.8892
Months in 2004:
January	2.9409	2.8022		2.9409
February	2.9878	2.9042		2.9138
March	2.941	2.8752		2.9086
April	2.9522	2.8743		2.9447
May	3.2051	2.9569		3.1291
_______________
(1)	Represents the average of the month-end exchange rates during the relevant period.

The Commercial Market rate published by the Central Bank on June 17, 2004 was R$3.1280 per US$1.00.

PART I

Item 3: Key Information

A. Selected Financial Data

The following table sets forth selected consolidated financial data for CSN, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which appear in Item 18 of this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including their notes, and “Item 5. Operating and Financial Review and Prospects”. Also see “Presentation of Financial and Other Information”. In addition, the following table presents selected consolidated financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2003, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars in a manner consistent with the information set forth in our consolidated financial statements.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In millions of US$, except share data)
Income Statement Data:
Operating revenues
Domestic sales	1,539	2,029	1,860	1,570	1,843
Export sales	425	354	218	599	1,077

Operating revenues	1,964	2,383	2,078	2,169	2,920

Net operating revenues(1)	1,631	1,946	1,716	1,842	2,548
Cost of products sold	915	1,115	958	994	1,457

Gross profit	716	831	758	848	1,091
Operating expenses
Selling	128	127	82	127	176
General and administrative	102	117	109	110	96
Others	42	74	73	47	133

Operating expenses	272	318	264	284	405

Operating income	444	513	494	564	686
Non-operating income (expenses), net
Financial income (expenses), net	109	(157)	(289)	247	(564)
Foreign exchange and monetary gain (loss), net	(593)	(127)	(396)	(1,087)	426
Gain on sales of long-term investments(2)	27	—	643	—	—
Others	(26)	(19)	36	(30)	14

Non-operating income (expenses), net	(483)	(303)	(6)	(870)	(124)

Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	(39)	210	488	(306)	562
Income tax expense (benefit)
Current	21	104	(2)	(25)	125
Deferred	(39)	(87)	(48)	(190)	(88)

Income tax expense (benefit) net	(18)	17	(50)	(215)	37
Equity in results of affiliated companies	3	80	(30)	(71)	9

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	(18)	273	508	(162)	534
Extraordinary item, net of income taxes(3)	66	—	13	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	—	6	—	—

Net income (loss)	48	273	527	(162)	534

Per common share:(5)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	(0.06)	0.95	1.77	(0.56)	1.86
Extraordinary item, net of income taxes(3)	0.23	—	0.05	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	—	0.02	—	—

Net income (loss)	0.17	0.95	1.84	(0.56)	1.86

Weighted average number of common shares outstanding (in thousands)	286,917	286,917	286,917	286,917	286,917

_____________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)

During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A. – Valepar through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See notes (6) and (8) below.

(3)	The extraordinary items in 1999 and 2001 represent gains on the repurchase of Eurodollar notes. See “Item 5.B. Liquidity and Capital Resources”.
(4)	Effect of the adoption of SFAS No. 133. See Note 20 of our consolidated financial statements.
(5)

Effective May 31, 2004, we split and regrouped our common shares, so that each trading lot of 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs will be split four-for-one, and each ADS will represent one share after giving effect to the split and regrouping. All share data contained in this document have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In millions of US$)
Balance Sheet Data (end of period):
Current assets(6)	1,536	2,443	1,313	1,590	2,310
Property, plant and equipment, net	1,973	2,025	2,062	1,527	1,874
Investments in affiliated companies and other investments(6)	1,008	245	79	8	85
Other assets	325	391	600	530	748

Total assets	4,842	5,104	4,054	3,655	5,017

Minority interest	5	––	––	––	––
Current liabilities	1,807	1,898	1,445	1,732	1,228
Long-term liabilities(7)	1,455	2,029	1,863	1,416	2,982
Stockholders’ equity	1,575	1,177	746	507	807

Total liabilities and stockholders’ equity	4,842	5,104	4,054	3,655	5,017

Other Data:
Cash flows from operating activities	640	535	210	806	569
Cash flows from investing activities(8)	(304)	(547)	792	(319)	(248)
Cash flows from financing activities(8)	(211)	(45)	(1,251)	(348)	495
EBITDA(9)	604	713	684	733	938
Dividends and interest on stockholders’equity declared (10)	137	470	831	143	258

Dividends and interest on stockholders’ equity declared per commons share (10)	0.48	1.64	2.90	0.50	0.90

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

(9)	EBITDA consists of operating income plus depreciation and other operating expenses. The following table reconciles net income and EBITDA:

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In millions of US$)
EBITDA	604	713	684	733	938
Less:
Depreciation and amortization	118	126	117	122	119
Other expenses	42	74	73	47	133
Operating income	444	513	494	564	686
Non-operating income (expenses), net	(483)	(303)	(6)	(870)	(124)
Income tax expense (benefit)	(18)	17	(50)	(215)	37
Equity in results of affiliated companies	3	80	(30)	(71)	9
Extraordinary item	66	—	13	—	—
Cumulative effect of a change in accounting principle, net of income tax	—	—	6	—	—

Net income (loss)	48	273	527	(162)	534

For a discussion of why we use EBITDA, see “Item 5.A.2. Results of Operations”. EBITDA is not presented herein as an alternative measure of operating results or cash flow. EBITDA does not represent net income or cash flows from operations, as these terms are defined by U.S. GAAP. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

(10)

Amounts consist of dividends declared, and interest on stockholders' equity accrued, during the year. Generally, dividends are paid in the year they are declared, and interest on stockholders' equity is paid in the year following accrual. For a discussion of our dividend policy and dividend and interest payments made in 2004, see “Dividend Policy” under “Item 8.A. Consolidated Statements and Other Financial Information.”

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

Despite significant reductions in steel production capacity by major producers in developed nations over the last decade, the world steel industry, until the end of 2002, was adversely affected by excess worldwide production capacity. This overcapacity reflected generally the decreasing demand for steel in Western industrial countries, as well as a significant increase in steel production capacity in developing countries. Steel-producing countries have been meeting in the OECD (“Organization for Economic Cooperation and Development”) to try to reach an agreement on world crude steel capacity reduction, but no definitive agreement has been reached.

Beginning in 2003, with China’s increasing steel demand and, in a lesser way, increasing steel production, a shortage of important steel production raw materials, such as coke, has led to a more rational balance between supply and demand, as steel companies have not been able to increase production, despite the favorable price environment, but have continued to retire non-competitive capacity.

Continuous advances in materials sciences and resulting technologies have given rise to new products, such as plastics, aluminum, ceramics, glass and new steel products that pose competition for traditional steel products. In addition, the economics of operating a steel mill continuously due to high start-up costs may encourage mill operators to maintain high levels of output, even in times of low demand, which exacerbates the pressures on industry profit margins.

The steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advancements that would allow a steel manufacturer to lower its cost of production. See “Item 4.B.8. Competition”. Any increase in prices of raw materials or services (especially those obtained from third-party suppliers over which we have no control) or production costs would put further pressure on our profit margins, especially for our export sales, where margins tend to be lower.

Antidumping and Government Protectionism

Protectionist measures adopted by the governments in some of our main markets could adversely affect our crucial export sales.

In response to the increased production and exports of steel in many countries, antidumping and countervailing duties and other protectionist measures have been imposed by countries which represent some of the main markets for our exports. Those and similar measures could provoke an unbalance in the international steel market, which could adversely affect our exports. See “Item 4.B.10. Government Regulation and Other Legal Matters — Antidumping Proceedings”.

Raw Materials Costs and Availability

When the prices of raw materials which we need in our production of steel, particularly coal and coke, increase, this could cause our cost of products sold to increase.

Our principal raw materials include iron ore, coal (from which we make coke), limestone, dolomite, manganese, zinc, tin and aluminum. While we obtain all of our iron ore, limestone and dolomite requirements from our mines in Minas Gerais state, and we produce most of our coke requirements from our own coke batteries, we are dependent on third parties for the remainder of our coke requirements and other raw materials required in our operations. All of the coal that we use to produce coke and approximately 20% of our coke requirements in 2003 were imported. Because of the cyclical nature of the coal industry, the price and quantity terms contained in our coking and PCI coal contracts are renegotiated annually. Thus, our coal costs can vary from year to year. The availability of coking coal from third parties has recently become more restricted with most of our purchase coming from China. Given recent coal price increases in Asia, we have just closed contracts due in March, June and December 2005, with an average price increase of 50% free on board (“FOB”). There can be no assurance that coal prices will not increase further in the future. See “Item 4.B.5. Raw Materials and Transportation”.

Regarding coke purchases, although we buy only 20% of our needs, on a cost & freight (“CFR”) basis, coke prices have increased by 65% in 2002 and 120% in 2003. The market is very tight for coke, since China, which supplied 60% of the international market until 2002, has increased its internal consumption and adopted restrictive export quotas. Given these market conditions, we have approved the revamping of one of our coke batteries in order to regain coke self-sufficiency. There can be no assurance, however, that coke prices will not increase further in the future.

In addition to importing coal and coke, we purchase zinc, tin, manganese and aluminum from third-party domestic suppliers. In 2003, raw materials accounted for 39.8% of our total production costs, including outsourced hot rolled coils. Although we believe we will be able to obtain raw materials at reasonable prices, there can be no assurance that decreases in availability or increases in prices (particularly those for products and services obtained from third parties) will not occur in the future, resulting in a decrease in our profitability.

Potential Costs of Environmental Compliance

If new environmental standards are imposed on us, we may be required to make capital expenditures that do not increase our productivity.

Our steelmaking facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of human health and the environment. While the Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations and can, in some instances, suspend plant operations. Compliance with environmental regulations can be costly, requiring capital expenditures without a concomitant increase in productivity. For a discussion of environment-related legal proceedings involving us, see “Item 4.B.10. Government Regulation and Other Legal Matters — Environmental Regulation”.

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

On January 1, 2003, Luis Inácio Lula da Silva, the Labor Party’s candidate, took office as the new President of Brazil. Although as of today the economic measures adopted by the new administration have been consistent with those adopted by the former administration, there can be no certainty whether such policies will continue to be followed or whether the new administration will adopt different policies in the future. The uncertainty over what policies the current Brazilian government will adopt may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

Devaluation of the Real

The devaluation of the real can adversely affect our earnings, and the risk of devaluation causes us to adopt measures that are costly.

The real depreciated against the U.S. dollar approximately 48% in 1999, 9.3% in 2000, 18.7% in 2001 and 52.3% in 2002 and appreciated 18.2% against the U.S. dollar in 2003. Prior to the 1999 devaluation, the Government’s monetary policy focused on financing the current account deficit of Brazil’s balance of payments. Following the 1999 devaluation, the Government changed its monetary policy to focus on the inflation rate and permitted the real to float. Devaluation of the Brazilian currency, in relation to the U.S. dollar or other currencies, may have an adverse effect on our financial condition and results of operations, increasing the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke. To the extent that we do not succeed in promptly reinvesting the funds received from our foreign currency-denominated borrowings in foreign currency-denominated assets, it creates a mismatch between our foreign currency-denominated expenses and expenditures and our revenues. See “Item 5. Operating and Financial Review and Prospects”. The devaluation of the real also adversely affects the value of our American Depositary Shares (“ADSs”).

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

As discussed under “Devaluation of the real” in this discussion of risk factors relating to Brazil, the Government changed the conduct of monetary policy after the devaluation of the real in 1999 and introduced an inflation targeting policy. Recent rates of inflation, as measured by the IGP-DI, have been 7.7% in 2003, 26.4% in 2002, 10.4% in 2001, 9.8% in 2000 and 20.0% in 1999.

The Central Bank has adopted inflation targets based on the Índice de Preços ao Consumidor Amplo – IPCA, measured by the Instituto Brasileiro de Geografia e Estatística – IBGE. For 2002 and 2003, these targets were 3.5%, with a tolerance interval of 2.0%, and 8.5%, without a tolerance interval, respectively. For 2004, the target is 5.5%, with a tolerance interval of 2.5%. In 2002 and 2003, inflation rates, based on the IPCA, were 12.5% and 9.3%, respectively.

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

Brazilian law provides that, whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies. These types of restrictions could hinder or prevent Banco Itaú S.A., our ADR Custodian under our American Depositary Receipt program, or holders who have surrendered ADSs for the underlying Common Shares of CSN, from converting dividends, distributions or the proceeds from any sale of Common Shares into U.S. dollars and remitting those U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the Common Shares underlying the ADSs. See “Item 9.C. Markets” and “Item 10.D. Exchange Controls” for additional information with respect to the ADSs.

Changes in Brazilian law or regulations and additional restrictions applicable to the holders of ADSs, the disposition of underlying Common Shares or the repatriation of the proceeds from any such disposition could be imposed in the future, and there can be no assessment of the duration or impact of such restrictions if they were to be imposed. See “Item 10.E.1. Brazilian Tax Considerations”.

Risks Associated with Emerging Markets

When other emerging markets encounter difficult times, there is often an adverse impact on Brazil’s markets.

Brazil is generally considered by international investors to be an “emerging market”. As a result, political, economic, social and other developments in other “emerging markets” may have an adverse effect on the market value and liquidity of our Common Shares and ADSs. For example, the Brazilian securities markets were adversely affected by the Mexican liquidity crisis at the end of 1994, the Asian financial crisis at the end of 1997, the Russian financial crisis in 1998 and the Turkish and Argentine crises in 2001 and 2002. The adverse impact can result in higher costs of raising funds, both domestically and in international markets, and exclusion from international capital markets.

Item 4. Information on CSN

A. History and Development of CSN

1. General

We are the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America. See “Item 4.B.13. — Brazilian Steel Industry”. As a result of revampings of one of our blast furnaces and our hot strip mill during 2001, in the third quarter of 2003 we achieved our current annual crude steel capacity and rolled product capacity of 5.8 and 5.1 million tons, respectively, an increase from approximately 5.0 million tons in each case at the beginning of 2001. Production of crude steel and rolled steel products increased in 2003 to 5.3 and 4.8 million tons, respectively, from 5.1 and 4.7 million tons, respectively, in 2002. Production in 2001 was down from the 4.8 and 4.6 million tons, respectively, produced in 2000 as a result of the production stoppage required by the revampings.

Our fully-integrated manufacturing facilities produce a broad line of steel products, including slabs, hot and cold-rolled coils and sheets for the distribution, packaging, automotive, home appliance and construction industries. In 2003, we accounted for 54% of the galvanized steel products sold in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2003, we accounted for 99% of the tin mill products sold in Brazil.

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

In addition to owning our own source of iron ore, we also currently produce from our own mines our requirements of limestone and dolomite. Using imported coal, we produce approximately 80% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the production process. Tin, zinc, manganese ore and aluminum are purchased in local markets. Our steel production and distribution also require water, gases, electricity, rail and road transportation, and port facilities.

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

In 1993, we adopted a capital improvement program, which was revised and extended in 1995. The goals of the capital improvement program have been to increase our annual production of crude steel, to improve the productivity of our production units and the quality of our products and to enhance our environmental protection and cleanup programs. Since February 1996, all production has been based on the continuous casting process. Since 1996, we have spent the equivalent of US$2.5 billion under the capital improvement program and for operational capacity maintenance, culminating with the revampings in 2001 of Blast Furnace #3 and Hot Strip Mill #2 at the Presidente Vargas Steelworks that have increased our annual capacity to 5.8 million tons of crude steel and 5.1 million tons of rolled products, from approximately 5.0 million tons in each case at the beginning of 2001.

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

  Take advantage of our capabilities, including expansion of our Casa de Pedra iron ore output from 14.1 million tons to 40 million tons annually and the development of a terminal adjacent to our Sepetiba port facilities to enable exports of up to 30 million tons of iron ore annually.
  Emphasize a wide range of value-added products, mostly galvanized, pre-painted and tin-coated.
  Focus the Presidente Vargas Steelworks on both the domestic and international markets.
  Implement a carefully crafted globalization strategy. This may include the acquisition or construction of steel operations or distribution or service centers outside Brazil, as well as the association with others engaged in such ventures.
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
  The revampings in 2001 of Blast Furnace #3 and Hot Strip Mill #2.

In January 2004, we announced approval for investments to be made through 2007 of up to US$850 million for:

  The expansion of the annual capacity of the Casa de Pedra iron ore mine from 14.1 million tons to approximately 40 million tons.

  The development of a terminal adjacent to our terminal at the Sepetiba port to handle exports of iron ore.

  The construction of a six million-ton pellet plant.

  The revamping of coke battery #3, aiming at self-sufficiency for the current crude steel capacity.

In June 2004, we announced plans, subject to our Board's approval of financing, to build a facility to manufacture cement, using the slag produced by our steelmaking operations, thus increasing our efficiency. We expect to invest approximately US$40 million in this project, which we expect to be completed in 2006.

Key features of implementation of our strategy of increasing the production of high value-added products and diversification of product applications include:

  The formation in May 1998 of GalvaSud S.A. – GalvaSud to produce Galvanew®, galvanized steel sheets and laser-welded and pre-stamped parts for the automotive industry. The galvanizing line, which we expect will ultimately have an annual production capacity of 350 thousand tons, started up in December 2000. See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches”.
  The construction in Paraná state of a plant (“CSN Paraná”) to produce plain and formed galvanized, galvalume and pre-painted steel products, as well as other related finished steel products, for the construction and home appliance industries in Brazil. CSN Paraná started operations in October 2003 and is designed to have an annual capacity of 330 thousand mt of galvanized and galvalume materials, 100 thousand mt of pre-painted product (which can use cold-rolled or galvanized coils as raw materials) and 220 thousand mt of pickled coils in excess of the coils required for the galvanized and galvalume products. See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches”.
  The expansion into tin-coated products with the acquisition of 100% of the shares of Cia. Metalic Nordeste – Metalic in November 2002. Metalic is the only two-piece steel can producer in Brazil, and it has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. The development of drawn and wall ironed (“DWI”) steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks. See “Section 4.B.6 Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches” and “Item 7.B Major Shareholders and Related Party Transactions — Related Party Transactions”.

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

As part of our globalization strategy:

  In July 2001, we acquired the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for US$55 million and the assumption of US$19 million of debt. We also provided US$120 million for working capital and pre-paid interest. The facility has an annual production capacity of 800,000 tons of cold-rolled products and 350,000 tons of galvanized products.
  In June 2003, we acquired a 50% stake in Lusosider Projectos Siderúrgicos S.A. – Lusosider from Banco Espírito Santo de Investimento S.A. for approximately €10.8 million. Lusosider, located in Seixal, near Lisbon, Portugal, produces annually approximately 200 thousand tons of galvanized products and 70 thousand tons of tin plate. Corus Group plc (“Corus”) owns the other 50% of Lusosider.

See “Item 4.B.6. Investment Programs — Investments in Downstream Opportunities, New Products and Market Niches”.

We have sold investments not related to our core steel business, including our interest in Light and CVRD. Having succeeded in our goal of establishing stable and adequate sources of electric energy, in 2002 we announced that we were considering selling our 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and our interest in the Itá hydroelectric energy generating facility and entering into long-term power purchase agreements with the purchasers of these assets. See “Item 4.B.6. Investment Programs — Infrastructure Investments —Electricity Distribution and Generation”.

In November 2003, we concluded an agreement with CVRD and other companies whereby we sold our stake in the company operating Brazil’s central-eastern railway system and purchased an additional 17.5% interest in the company operating Brazil’s northeastern railway system and the remaining interest in the company operating the Sepetiba port container terminal. See “Item 4.B.6. Investment Programs—Infrastructure Investments”.

2. Major Products

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries. Our Presidente Vargas Steelworks produces flat steel products — slabs, hot-rolled coils and sheets, cold-rolled coils and sheets, galvanized coils and sheets and tin mill products. See “Item 4.B.4. Production — Production Process”.

The following diagram illustrates our steel production process in general terms.

Raw Materials
Sintering Plant
Coking Plant
Blast Furnace
Basic Oxygen Furnace
Raw Materials
Vacuum Degasser Unit
Ladle Furnace
Continuous Casting
Slabs
Hot Strip
Hot Rolled Sheets and Coils
Pickling
Pickled & Oiled Hot Rolled Coils
Cold Strip
Cold Rolled Sheets and Coils
Tinning & Chromium Plating
Tin Mill Products, Plates and Coils
Galvanizing

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

Cold-rolled Products

Cold-rolled products are comprised of cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness between 0.30 millimeters and 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform and better surface quality and are used in applications such as automotive bodies, home appliances and construction. In addition, cold-rolled products serve as a base steel for our galvanized and tin mill products. We supply cold-rolled coils in thickness from 0.30 millimeters to 2.65 millimeters.

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

At our new CSN Paraná facility, we produce galvalume, a cold-rolled material coated with a zinc-55% aluminum alloy. The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in construction in more severe corrosion environments.

The added value from the galvanizing process permits us to price our galvanized products with a higher profit margin. Our management believes that our value-added galvanized products present one of our best opportunities for profitable growth because of the anticipated increase in demand in Brazil for such high margin products.

Through CSN Paraná, we also produce prepainted flat steel, which is manufactured in a specific prepainting continuous line. In this line, a layer of paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Prepainted material is a high value-added product used primarily in the construction and appliance markets.

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

Tin mill products are primarily used to make cans and other containers. Our sales of tin mill products totaled almost one million tons in 2003. With six electrolytic coating lines, we are one of the major producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

3. Sales and Marketing

Our products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries. To facilitate sales and customer service, we have a sales office in the city of São Paulo, in São Paulo state.

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

The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for end-products. The automotive unit complements GalvaSud, using a combined sales strategy. The home appliance/OEM and construction units, in addition to being responsible for these segments, market the steel produced at CSN Paraná. See “Item 4.B.1. Business Strategy”.

In 2003, approximately 70% of domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent sale to smaller clients. Historically, export sales were made primarily through international brokers. As part of our strategy to establish direct, longer-term relationships with end users, we have decreased our reliance on such brokers. As of 2003, the majority of our export sales were made directly to end-users.

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

Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as there are wide differences in terms of size, chemical composition, quality and specifications. In general, export sales are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the export destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand and the transportation and tariff costs to import similar products. Terms of sale are normally at sight, 15 or 30 days, and, in the case of exports, usually backed by a letter of credit. Sales are made primarily on CFR terms.

Steel Sales by Geographic Region

In 2003, we sold steel products to customers in Brazil and 50 other countries. Our domestic steel sales were 82% of total sales volume and 84% of operating revenues from steel sales in 2001, 65% and 65%, respectively, in 2002 and 59% and 57%, respectively, in 2003. The fluctuations in the portion of total sales attributable to domestic sales reflect our ability to adjust sales in light of variations in the domestic economy. The increase in crude steel capacity from the revamping in 2001 of Blast Furnace #3 has provided us with approximately 400,000 mt per year of additional excess slabs, permitting us to substantially increase our exports of slabs. Slab sales have risen from 5% of total sales volume in 2001 to 9% in 2003.

The three principal export markets for our products have historically been Latin America, North America and Asia. In 2001, notwithstanding the decrease in exports resulting mainly from the renovation of Blast Furnace #3, exports to North America increased and exports to Europe decreased at a lower rate than other regions, reflecting the continuation of our exports of tin mill products to these regions and making them our most important export regions. In 2003, the increase in steel consumption in China led to increased imports in Asia, with the result that Asia was our most important export market, representing approximately 24% of our export volume. While we have historically focused on the domestic market, starting in 2002 and during 2003 we shifted our focus more towards the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market.

The following table contains certain information relating to our sales of steel products by destination for the periods indicated.

	OUR SALES OF STEEL PRODUCTS BY DESTINATION (In thousands of metric tons and millions of US$)
	2001				2002				2003

	Tons	%	Operating Revenues(1)%		Tons	%	Operating Revenues(1)%		Tons	%	Operating Revenues(1)%

Brazil	3,362	81.9	1,537	87.8	3,379	65.1	1,430	70.5	3,066	58.8	1,693	61.3
Export	745	18.1	216	12.2	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7

Total	4,107	100.0	1,753	100.0	5,187	100	2,027	100	5,215	100	2,764	100

Exports by Region
Asia	133	3.2	25	1.4	435	8.4	69	3.4	1,273	24.4	124	4.5
North America(2)	304	7.4	78	4.4	761	14.7	215	10.6	141	2.7	386	13.8
Latin America	110	2.7	37	2.1	313	6.0	103	5.1	313	6.0	184	6.7
Europe	143	3.5	56	3.2	250	4.8	155	7.7	365	7.0	278	10.1
All Others	55	1.3	20	1.1	49	1.0	55	2.7	57	1.1	99	3.6

Total Exports	745	18.1	216	12.2	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7

_______________________________
(1)

Total operating revenues presented above differ from such amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products (2001 – US$325 million, 2002 – US$142 million and 2003 – US$156).

(2)	Sales to Mexico are included in North America.

Sales by Steel Product

The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Instituto Brasileiro de Siderurgia –Brazilian Steel Institute:

DOMESTIC MARKET SHARE
(As a percentage of the market for each product)

	2001	2002	2003
Hot-rolled Products	37.0%	36.0%	31.0%
Cold-rolled Products	29.0	30.0	24.0
Galvanized Products	61.0	59.0	54.0
Tin Mill Products	99.0	99.0	99.0

The decline in our share is due to the shift towards export market and the startup of a new galvanizing line by Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas, as well as the startup of Vega do Sul, joint venture between Companhia Siderúrgica de Tubarão – CST and Arcelor S.A. inaugurated in the second half of 2003.

Sales by Market Unit

We sell our products to manufacturers in several industries through our Commercial sector. Following is a breakdown of our domestic shipments by volume for the last three years among the five units of our Commercial sector:

OUR SALES BY MARKET UNIT IN BRAZIL
(In percentages of total domestic volume shipped)

	2001	2002	2003
Distribution	36.9%	32.5%	30.5%
Packaging	19.4	19.2	21.5
Automotive	16.7	17.5	19.4
Home Appliances/OEM	15.6	18.3	18.0
Construction	11.4	12.5	10.6

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

4. Production

Production Process

The principal raw materials for steel production in an integrated steel works are iron ore, coal, coke, fluxes like limestone and dolomite and manganese ore. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in Congonhas, Minas Gerais state, 328 km from the Presidente Vargas Steelworks. The high quality of the ores mined at Casa de Pedra, with iron content ranging from 66.5% to 68%, and low extraction costs are major contributors to our lower production costs. Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process. See “Item 4.B.5. Raw Materials and Transportation — Raw Materials and Energy Requirements”. This coal distillation process also produces gas as a by-product, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, the coke is transported to blast furnaces, where it is used as a combustion source, as well as a source for reducing the iron ore. In 2003, we produced about 80% of our coke needs, importing the balance. Iron ore and coke fines or other solid fuel are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. In 1997, we began operating a PCI facility, which injects low-cost pulverized coal into the blast furnaces as a substitute for a portion of the coke required (approximately one-third).

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

The molten pig iron is then transported to the steelmaking shop by 350-ton capacity torpedo cars and charged in basic oxygen furnaces together with scrap and fluxes. In the basic oxygen furnaces, oxygen is blown onto the liquid burden to oxidize its impurities and to lower its carbon content, thus producing liquid steel. The molten steel is conveyed from the basic oxygen furnaces into the continuous casting machines from which crude steel (i.e., rectangular shaped slabs) is produced. A portion of the slab products may be sold directly in the export market. See “Item 5.A.1. Overview — Markets and Product Mix”. In February 1996, we discontinued our use of ingot casting, an alternative method, which results in higher energy use and metal loss compared to continuous casting.

In hot-rolling, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin strip of steel from each slab is coiled and allowed to cool. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills, i.e., mills that do not require the coil to be reheated. The better surface characteristics of cold-rolled products enhance their value to customers as compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be just annealed to improve their forming performance or galvanized (protected against corrosion with a zinc coating) or plated with tin or chromium for use as cans, containers and other products. Coated steel products have higher profit margins than uncoated steel products. Tin mill and galvanized products are our highest margin products.

The steel plant regularly undergoes scheduled maintenance. Typically the rolling mills and coating lines are maintained on a weekly or bi-monthly basis whereas the blast furnaces and other major operating equipment are maintained on a semi-annual or annual basis. In 2001, after 16 years of use, Blast Furnace #3 at the Presidente Vargas Steelworks went through a revamping, lasting 97 days. While Blast Furnace #3 was shut down, we also modernized Hot Strip Mill #2. We purchased 630 thousand mt of slabs to offset the production loss from the revamping of Blast Furnace #3, and the stoppage for the modernization of Hot Strip Mill #2 caused a 300 thousand-ton reduction in rolled material production, which negatively impacted export sales volume in 2001. One month after the completion of the revampings, production levels were back to the levels before the shut downs. These revampings significantly improved quality and productivity, reducing production costs. As a result of the revamping of Blast Furnace #3, annual crude steel capacity increased to approximately 5.8 million mt by the end of 2003, from approximately 5.0 million mt at the beginning of 2001. Likewise, the modernization of Hot Strip Mill #2 increased annual rolled product capacity to 5.1 million mt, from approximately 5.0 million mt.

Quality Management Program

We practice Total Quality Management, a set of techniques that have been adopted by many leading multinational companies. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization — ISO. We were awarded the ISO 9001 Certificate in December 1994 for the design and manufacture of hot-rolled flat and pickled and oiled products, cold-rolled and galvanized products, and tin mill products. The maintenance of the ISO 9001 Certificate requires satisfactory semi-annual audits by an ISO-accredited organization. In 1997, we were awarded the automotive industry’s QS 9000 Compliance Certificate for the design and manufacture of hot-rolled flat, pickled and oiled products, and cold-rolled and galvanized products. The main automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the QS 9000 standards. In October 2003, we were certified through Technical Specification – 16949, which replaces the QS 9000 standards, and ISO 9000:2000, which replaces ISO 9001. We were also awarded in May 2000 the other certification required by the automotive industry, Ford’s Q1 Award.

Production Output

In 2003, we produced 5.3 million tons of crude steel. The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

CRUDE STEEL PRODUCTION
(In millions of metric tons)

	Brazil	CSN	CSN % of Brazil
2003	31.1	5.3	17.0%
2002	29.6	5.1	17.2
2001	26.7	4.0	15.2
Source: Brazilian Steel Institute.

The following table contains some of our operating statistics for the periods indicated.

CERTAIN OPERATING STATISTICS OF CSN
(In millions of metric tons)

	2001	2002	2003

Production of:
Iron Ore	10.7	12.3	14.1
Molten Steel	4.1	5.2	5.5
Crude Steel (Slabs)	4.0	5.1	5.3
Hot-rolled Coils and Sheets	4.1	4.7	4.8
Cold-rolled Coils and Sheets	2.6	3.0	3.1
Galvanized Products	0.7	1.0	1.1
Tin Mill Products	1.0	1.0	1.0
Consumption of Coal for Coke Batteries	2.3	2.3	2.3
Consumption of Coal for PCI(1)	0.6	0.8	0.9
______________________
(1)	Pulverized coal injection.

5. Raw Materials and Transportation

The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, manganese ore, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials and rely on rail and road transportation and port facilities. For a breakdown of recent production costs, see “Item 5.A.1. Overview — Production Costs”.

Raw Materials and Energy Requirements

We obtain all of our iron ore requirements from our Casa de Pedra mine in Minas Gerais state, which has an installed capacity of 21.5 million tons of iron ore annually (run-of-mine or ROM) with a production ratio of 73.0%, resulting in a processing capacity of 16 million tons of processed iron ore. In 2003, the run-of-mine was 18.1 million tons, resulting in a final quantity of 14.1 million tons of processed iron ore. Of this total, approximately 7.7 million tons were utilized at the Presidente Vargas Steelworks and approximately 6.4 million tons were sold to third parties, consisting of approximately 3.5 million tons of sinter-feed material, 2.1 million tons of pellet feed materials and 0.8 million tons of lump ore. In addition, approximately 1.6 million tons of sinter-feed material in inventory was sold to third parties.

Based on data available as of December 31, 2003, we estimate that the Casa de Pedra mine has proven and probable reserves of 391 million tons and other mineral deposits (hematite and itabirite) of 4,078 million tons

See “Item 4.B.7. Facilities — Mines and Mineral Reserves”. Assuming current levels of production, the estimated proven and probable reserves will meet our needs for at least 22 years.

We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas Steelworks. See the map under “Item 4.D. Property, Plants and Equipment” for the location of the Casa de Pedra mine in relation to the Presidente Vargas Steelworks.

In 2003, coal purchases amounted to 3.3 million tons and accounted for approximately 6.8% of our production costs. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year. However, until 2003, we negotiated price and quantity terms through a consortium of Brazilian steel producers (including our main competitors) to obtain the best price for coal. Coal contracts for the year ended June 30, 2002 resulted in a 38.5% average price increase (in U.S. dollars) for coking coal compared to the year ended June 30, 2001. The main drivers for this above-average price increase were the steel production volume increase in 2000, the energy crisis in the State of California and the reduction in supply caused by the closing of unprofitable coking coal mines around the world. Negotiations for the year ended June 30, 2003 were concluded in the beginning of July 2002. We renewed our annual coal supply contracts with an average price reduction in U.S. dollars of 8%. This reduction reflected a 4% drop in average coking coal prices and a 15% drop in average PCI coal prices. For coking coal, the reduction reflected strategic changes in the blend of coal utilized in terms of source and quality, and gains from negotiations, partially offset by an 8-13% increase in international prices for coking coal. For PCI coal, the reduction was a result of a 10% drop in international prices, favorable climatic conditions, stabilization of the California energy crisis and the incorporation of new technologies in our blast furnaces. Negotiations for the year ending June 30, 2004 resulted in an average reduction of 6%. As of the second half of 2003, we were not able to guarantee 100% of our coal needs through this consortium of Brazilian steel producers, therefore for this specific period mentioned above, some purchases were done later, which led to an average increase of 13% for the full year end 2003. Given recent coal price increases in Asia, we have just closed contracts due in March, June and December 2005, with an average price increase of 50% (FOB).

In 2003, in addition to the approximately 1.7 million metric tons we produced, we also bought approximately 466 thousand tons of coke. The market for coke has been very tight in the past two years, since China, which supplied 60% of the international market until 2002, has increased its internal consumption and adopted restrictive export quotas. This has led to increases of 65% in 2002 and 120% in 2003. Since 1997, we have been using a PCI system for our blast furnace operations that allows us to use less coke in our blast furnaces and a lower grade coal. The PCI system has reduced the cost of imported coal and our need for imported coke, thereby reducing our production costs. In 2003, we used 850 thousand tons of imported PCI coal.

In view of the increased demand for coke arising from the increased production of steel worldwide, we have recently revised our production methods to further reduce the amount of coke consumed by combining natural gas with coke in our blast furnace operations. By utilizing these new production methods and with the recent approved revamping of one of our coke batteries, our goal is to become self-sufficient in our coke needs based on our current crude steel capacity.

We obtain limestone and dolomite from our Bocaina mine at Arcos in Minas Gerais state, which produces 1.6 million tons of limestone and 0.8 million tons of dolomite on an annual basis, more than 90% of which is used in the steelmaking process. According to our internal studies, the Bocaina mine has proven and probable reserves of 88 million tons of limestone and 30 million tons of dolomite, respectively, as of December 31, 2003, which, assuming current levels of production, will meet our limestone needs for 56 years and dolomite needs for 38 years. See “Item 4.B.7. Facilities — Mines and Mineral Reserves”. See the map under “Item 4.D. Property, Plants and Equipment” for the location of the Bocaina mine in relation to the Presidente Vargas Steelworks.

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

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian Government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$1.6 million (US$0.5 million).

Steelmaking requires significant amounts of electricity to power rolling mills and energy to convert coal to coke. In 2003, the Presidente Vargas Steelworks consumed approximately 2.9 million MW hours of electric energy or 559 kilowatt hours per ton of steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 10% of the overall consumption of electricity in Rio de Janeiro state. Until 2000, we purchased over 95% of our electric energy needs from Light. In order to reduce our reliance on Light and to improve the reliability and price stability of our electric energy supply, we constructed a 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and invested in the Itá and Igarapava hydroelectric facilities. In October 2000, we achieved self-sufficiency in electric energy supply, with the receipt of 238 MW from the thermoelectric co-generation power plant, 167 MW from Itá and 22 MW from Igarapava. We have not purchased energy from Light since October 2002.

We sell the electric energy generated by the thermoelectric co-generation power plant or taken from Itá or Igarapava that is in excess of our needs in the MAE. A severe drought in Brazil’s northeastern and southeastern regions in 2000 and 2001 reduced hydroelectric generation. The drought and an energy rationing program imposed by the Brazilian Government caused electric energy prices to increase substantially in 2001. As a result, our sales of excess electric energy generated operating revenues of over US$200 million in 2001. With the ending of the drought and the rationing program, electric energy prices declined substantially. In addition, with increased steel production, we consumed all electric energy we produced in our electricity generation assets. As a result, operating revenues from our sales of excess electric energy decreased US$200 million to US$30 million in 2002 from US$230 million in 2001. In 2003, we sold no significant amounts of electric energy. See “Operating Revenues” under “2002 Compared to 2001” in “Item 5.A.2. Operating Results”.

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

In addition to electricity, we consume natural gas, principally in our hot-stripping lines. Cegrio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petróleo Brasileiro S.A. –Petrobrás, the Brazilian national oil company.

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

Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we have participated in the privatization of certain railway systems. See “Item 4.B.6. Investment Programs — Infrastructure Investments — Railways”. We export principally from the ports of Sepetiba and Rio de Janeiro, and import coal and coke through the port of Sepetiba, all in Rio de Janeiro state. The coal terminal of the port of Sepetiba has been operated by us since August 1997. See “Item 4.B.6. Investment Programs — Infrastructure Investments — Port Facilities”.

6. Investment Programs

Capital Improvement Program

Under our capital improvement program, we aim to increase productivity, improve quality, and move our product mix towards higher margin items, while reducing costs and making environmental improvements.

We spent approximately US$275 million in 2001, US$174 million in 2002, and US$41 million in 2003, for our capital improvement program. In addition to this program, we invested US$155 million in 2001, US$90 million in 2002 and US$169 million in 2003 to maintain our operational capacity (e.g., equipment revamping, spare parts, building repairs, equipment automation and information technology).

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

The principal components of our capital improvement program in 2001 and 2002 were:

  the revamping of Blast Furnace #3, reflecting an investment of R$412 million (US$213 million), of which R$219 million (US$112 million) was invested in 2001 and R$17 million (US$6 million) in 2002. This revamping included various structural alterations based on new cooling technologies and the use of thinner refractory bricks. With the increase in volume, the revamping will resulted in an expansion of annual crude steel production capacity from 5.0 million tons at the beginning of 2001 to 5.8 million tons by the end of 2003.
  the modernization of Hot Strip Mill #2, reflecting an investment of R$366 million (US$180 million), of which R$257 million (US$131 million) was invested in 2001 and R$45 million (US$15 million) in 2002. The new technologies installed allow the improvement of product dimensions and shapes in order to comply with the most demanding of client specifications. In addition, the entire production control was automated, thus increasing the effective rolled product capacity from 5.0 to 5.1 million tons.
  an investment of US$38 million in 2001 and US$18 million in 2002 in environmental projects to fulfill an accord with the environmental protection agency of Rio de Janeiro state, Fundação Estadual de Engenharia do Meio Ambiente – FEEMA.

The principal components of the capital improvement program in 2003 were the completion of CSN Paranáand investments under the FEEMA accord. See “Item 4.B.10. Government Regulation and Other Legal Matters —Environmental Regulation”.

In January 2004, we announced that investments to be made through 2007 of up to US$850 million were approved. These investments will be used for:

  The expansion of the annual capacity of the Casa de Pedra iron ore mine from 14.1 million tons to approximately 40 million tons.
  The development of a terminal at the Sepetiba Port for the export iron ore.
  The construction of a six million-ton pellet plant.
  The revamping of coke battery #3, aiming at self-sufficiency for the current molten steel capacity.

In addition to the capital improvement program, we continue to consider possible acquisitions, joint ventures or brownfield/greenfield projects to increase our steel producing capabilities.

Investments in Downstream Opportunities, New Products and Market Niches

We have implemented our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity for products for sale to the automotive sector and by investing in a pickling line, cold-rolling mill, annealing facilities and galvanizing line for production of steel for the construction and home appliance industry sectors.

In May 1998, we and Thyssen-Krupp Stahl – TKS formed a joint venture company, GalvaSud, to produce and sell galvanized steel Galvanew®, laserweld and pre-stamped parts for the automotive industry sector described above. The galvanizing line began producing in December 2000, and the service center, which produces pre-cut, pre-stamped and pre-painted galvanized material, started in March 2001. Currently, production capacity is approximately 200 thousand mt, and full capacity is 350 thousand mt. The construction of GalvaSud was financed on a project finance basis, under which we guaranteed 51% of the project finance debt. In June 2004, we bought TKS’ interest in GalvaSud for R$89.3 million (US$28.5 million) and paid GalvaSud’s project finance debt (including the portion that had been guaranteed by TKS), which aggregated R$405 million (US$132 million).

We built CSN Paraná to produce and supply plain and formed galvanized products, galvalume and pre-painted steel products for the construction and home appliance industries. Our total investment in this project was approximately US$227 million. The first part of this project — the galvanizing line —started operations in October 2003. The second phase — the pickling line — started operations in the beginning of 2004. The plant has an annual design capacity of 330 thousand mt of galvanized products and galvalume, 100 thousand mt of pre-painted product (which can use cold rolled or galvanized steel as raw material) and 220 thousand mt of pickled coils in excess of the coil required for the galvanized products and galvalume.

As part of our strategy of exploring other markets for potential expansion, in July 2001 CSN LLC purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for approximately US$55 million and the assumption of US$19 million of debt. The facility has an annual production capacity of 800,000 tons of cold-rolled products and 350,000 tons of galvanized products. Construction of the facility, which cost approximately US$250 million, was completed in January 2000, but because of production and marketing difficulties, the facility never operated at more than a fraction of its designed capacity. As a result, Heartland Steel filed for bankruptcy protection in January 2001. CSN LLC’s parent borrowed US$175 million to finance the acquisition and provide anticipated working capital and interest payments for two years. In October 2003, we repaid the borrowing and acquired CSN LLC’s parent company. In the future, we will integrate this facility with a new or to be acquired hot strip mill or secure long-term tolling arrangements. A new hot-rolling facility could require an investment of approximately US$150 million. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them tolled into hot coils by American steel producers.

As part of our strategy to expand into the tin-coated products market, in 2002 we acquired 100% of the shares of Metalic for R$108.5 million, indexed as of July 1, 2002 by the General Market Price Index announced by Fundação Getúlio Vargas (US$30 million), plus interest of 12% per year, to be paid in 12 monthly and successive installments, commencing November 2002. Metalic was purchased from the Steinbruch family in a transaction at arm’s length. Metalic is the only two-piece steel can producer in Brazil. It has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. Currently, we are the main DWI steel supplier to Metalic.

In June 2003, we acquired, for approximately €10.8 million, a 50% stake in Lusosider, a producer of hot-dip galvanized products and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces annually approximately 200 thousand tons of galvanized products and 70 thousand tons of tin plate. Its main customers include service centers and the food and beverage can making and steel packaging industries. Around 86% of its sales are made on the Iberian Peninsula. Corus Group PLC owns the other 50% of Lusosider.

In June 2004, we announced plans to build a facility to manufacture cement using the slag produced by our steelmaking operations. We expect to invest approximately US$40 million in this project, which we expect to complete in 2006.

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

In line with our strategy to sell investments that are not directly related to our core steel business, in 2002, we announced that we were considering the sale of the assets comprising our thermoelectric co-generation power plant. In connection with any such sale, we would attempt to include arrangements to guarantee our supply, such as entering into long-term power purchase agreements with the purchasers of these assets.

Itá Hydroelectric Facility. We and Tractebel Energia S.A. – Tractebel each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of Itá Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning under a 30-year concession 60.5% of, the Itáhydroelectric facility on the Uruguay river in southern Brazil. Tractebel owns the remaining 39.5% of Itá. ITASA has been responsible for the construction of the Itá plant, while Tractebel has been responsible for environmental matters, such as property condemnations and resettlements. Tractebel is also responsible for the plant operation and maintenance.

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

Railways

Southeastern Railway System. We own 32.2% (18.6% of the voting capital) of MRS Logística S.A. – MRS, which has a lease to operate, through the year 2026, the assets of Brazil’s southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais state to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Cosipa and Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais state and coke and coal from the port of Sepetiba in Rio de Janeiro state to the Presidente Vargas Steelworks and transports our exports to the ports of Sepetiba and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Sepetiba, which should handle most of our steel exports in the near future. Our transport volumes represent approximately 16% of the southeastern railway system’s total volume. As of December 31, 2003, R$3,440.8 million (US$1,190.9 million) remained payable over the remaining 23-year life of the lease. The present value of the lease, on December 31, 2003, was R$1,372.7 million (US$475.0 million). While we have joint and several liability with the other principal MRS shareholders for the full payment amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

Northeastern Railway System. In November 2003, we and the Steinbruch family (see “Item 7.A. Major Shareholders” and “Item 6.A. Directors and Senior Management”) increased our interests in Companhia Ferroviária do Nordeste – CFN, which has a lease to operate for a period of 30 years the assets of Brazil’s northeastern railway system, to 48.6% each from 32.44%, by purchasing all of CVRD’s interest in CFN. Subsequently, each of the shareholders increased its interest to 50%. The northeastern railway system covers 4,535 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2003, R$93.2 million (US$32.3 million) remained payable over the remaining 24-year life of the lease. The net present value of the lease on December 31, 2003 was R$36.7 million (US$12.7 million). We and the Steinbruch family have joint and several liability for the full payment amount.

Central-Eastern Railway System. In November 2003, we sold to CVRD our 11.9% interest in Ferrovia Centro-Atlântica S.A. – FCA, which has the lease to operate, through the year 2026, the assets of the central-eastern railway system. We also entered into a 10-year contract with FCA to transport limestone and dolomite from our mines to the Presidente Vargas Steelworks.

Port Facilities

Coal Terminal. We own the concession to operate, for a term expiring in 2022 that is renewable for another 25 years In addition to our initial investment of R$37 million (US$34 million), we have invested R$69 million (US$ 39.8 million) in modernizing the terminal and bringing it into compliance with environmental regulations. We import all of our coal requirements through the Sepetiba coal terminal, which is located in Rio de Janeiro state. Under the terms of the concession, we undertook to unload at least 3.4 million metric tons of coal and coke through the terminal annually, as well as shipments from third parties.

Container Terminal. In November, we increased our interest in Sepetiba Tecon S.A. – TECON to 100%, with the purchase of CVRD’s 50% interest. Tecon has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba. The container terminal is one of four terminals, including the Sepetiba coal terminal, which form Sepetiba Port. Sepetiba Port, in turn, is connected to the Presidente Vargas Steelworks by the southeastern railway system. As of December 31, 2003, R$299.4 million (US$103.6 million) of the cost of the concession remained payable over the next 22 years. The present value of the concession, on December 31, 2003, was R$87.0 million (US$30.4 million). TECON invested R$45 million (US$19.1 million), R$1.4 million (US$0.5 million) and R$ 1.6 million (US$ 0.5 million) in the container terminal in 2001, 2002 and 2003, respectively. TECON is expected to reach a nominal capacity of 600 thousand containers per year by 2008. We intend to concentrate on the export of our steel products through the port. Approximately 68% of the total steel products that we exported in 2003 were shipped through TECON.

Iron Ore Terminal. Among the approved investments that we announced in January 2004 is the development of an iron ore terminal at the port of Sepetiba that will have the capacity to export annually up to 30 million tons of iron ore.

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

7. Facilities

Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro state, began operating in 1946. It is an integrated facility covering approximately 3.8 square km and containing five coke batteries (three of which are currently in operation), four sinter plants (three of which are currently in operation), three blast furnaces (two of which are currently in operation), a basic oxygen furnace steel shop, which is also referred to as a BOF shop, with three converters (all in operation), four continuous casting production lines (three of which are currently in operation), two hot strip mills (one of which is in operation), three cold strip mills, two continuous pickling lines, a continuous annealing line for sheet steel, three continuous galvanizing lines, four continuous annealing lines for tin mill products and six electrolytic tinning lines. As a result of the revamping of Blast Furnace #3 and the modernization of Hot Strip Mill #2 during 2001, our annual crude steel capacity increased to approximately 5.8 million mt, from approximately 5.0 million mt at the beginning of 2001, and our annual rolled product capacity increased to approximately 5.1 million mt, from approximately 5.0 million mt.

Our major operational units and corresponding production capacities as of December 2003 are set forth in the following chart:

EFFECTIVE CAPACITY
	Metric tons	Equipment
	per year	in operation

Process
Coking plant	1,700,000	3 batteries
Sintering plant	6,600,000	3 machines
Blast furnace	5,200,000	2 furnaces
BOF shop	5,500,000	3 converters
Continuous casting	5,800,000	3 casters
Finished Products
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,000,000	5 mills
Galvanizing line	1,435,000	5 lines
Electrolytic tinning line	1,060,000	6 lines

In addition, White Martins Gases Industriais S.A., one of the largest industrial chemicals manufacturers in Brazil, completed in 1996 the construction of a captive gas production facility, with a daily capacity of 2,100 tons, on the premises of the Presidente Vargas Steelworks. The facility is designed to supply oxygen, nitrogen and argon to our steelmaking shop. In 2003, we used 1,064 thousand tons of oxygen to produce 5.3 million tons of crude steel.

Mines and Mineral Reserves

We have concessions to mine iron ore, limestone, dolomite and manganese. At the present time, we believe it is more cost efficient to purchase manganese on the local market. As a result, we do not currently operate any of the manganese concessions.

We have recently concluded in an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine in Congonhas, Minas Gerais state. The study consists of two phases. Phase one, which was completed during 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site.

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines as of December 31, 2003, reflecting the results of the phase two reserve study. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES
	Proven and Probable Reserves(1)					Other Mineral Deposits(2) (Hematite and Itabirite)

Mine Name and Location	Ore Tonnage(3) (millions of tons)		Grade(4)	Rock Type	Recoverable Product(5) (millions of tons)	Tonnage (millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	170	221	60.4% Fe	Hematite (70%)	305	4,078
Congonhas, Minas Gerais				Itabirite (30%)
	Proven+Probable

Limestone:
Bocaina	88		52% CaO(8)	—	88	N/A
Arcos, Minas Gerais			2% MgO(9)	—
Dolomite:
Bocaina	30		35% CaO(9)	—	30	N/A
Arcos, Minas Gerais			17% MgO(8)	—
_________________________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Other Mineral Deposits includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
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

Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra mining facility located at Congonhas, Minas Gerais state, 328 km from the Presidente Vargas Steelworks. This mining facility has an installed annual run-of-mine capacity of approximately 21.5 million tons. Assuming current levels of production, the estimated proven and probable reserves will meet our needs for at least 22 years. Among the approved investments that we announced in January 2004 is the expansion of the annual production capacity of the mining facility to approximately 40 million mt and the construction of a six million-ton pellet plant. The expansion is expected to cost approximately US$308 million and to be completed in 2006. The pellet plant is expected to cost approximately US$332 million and to be completed in 2006. We are currently reviewing the construction of this pellet plant in view of other options for the commercialization of pellet fines. A final decision will be made by the end of 2004.

In connection with the sale of its 10.3% interest in us, CVRD obtained a 30-year right of first refusal to purchase any production of iron ore from our Casa de Pedra mine in excess of our and our affiliates’ needs. CVRD also has a right of first refusal to buy the Casa de Pedra mine if we decide to sell it.

Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, Minas Gerais state. This mining facility has an installed annual production capacity of approximately four million tons. We believe that the mining facility has sufficient limestone and dolomite reserves to supply adequately our steel production, at current levels, for more than 56 and 38 years, respectively. The mining facility is located 455 km from the Presidente Vargas Steelworks.

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

The following table sets forth the production of crude steel by Brazilian companies:

	2001		2002		2003

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau (1,2)	4	3.5	5	3.6	1	7.0
CSN	3	4.0	1	5.1	2	5.3
Companhia Siderúrgica de Tubarão – CST(3)	1	4.8	2	4.9	3	4.8
Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas	2	4.6	3	4.6	4	4.5
Companhia Siderúrgica Paulista – Cosipa	6	2.5	4	3.9	5	4.1
Companhia Siderúrgica Belgo Mineira – Belgo(3)	5	2.7	6	2.8	6	2.9
Aços Minas Gerais S.A. – Açominas(2)	7	2.4	7	2.4
Others		2.2		2.3		32.5

Total		26.7		29.6		31.1

___________________________
Source:	Brazilian Steel Institute
(1)	Gerdau is partly integrated, but the bulk of Gerdau’s steel production comes from non-integrated plants.
(2)	In 2003, Gerdau merged with Açominas forming Gerdau Açominas, which is now the largest crude steel producer in Brazil.
(3)	Arcelor SA, the world’s largest steel producer, controls 45% of CST and 54% of Belgo.

CSN, Usiminas, Cosipa and CST produce flat-rolled carbon steel products in sizeable quantities. We believe that we have the following competitive advantages over our Brazilian competitors:

  Our focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix;
  Our ownership of iron ore reserves compared to our domestic competitors’ purchase of their iron ore requirements mainly from CVRD;
  Our thoroughly developed logistics infrastructure; from our iron ore mine to our steel mill to, finally, our ports; and

  GalvaSud, which provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks, a trend in this industry. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment. Usiminas also has a new hot-dip galvanizing line.

  CSN Paraná, gives us additional capacity to produce high quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries.

Our Brazilian competitors have recently completed construction of additional steel processing capacity in Brazil. These include Usiminas’ completion in 2000 of a 400 thousand mt galvanizing line and a 600 thousand mt continuous annealing line for sheets, and CST’s completion at the end of 2002 of a 2.0 million mt hot-strip mill. In addition, Vega do Sul, a joint venture between CST and Arcelor SA, the world’s largest steel producer, started a 400 thousand mt galvanizing facility in July 2003, as well as an 800 thousand mt cold rolling mill.

Competitive Position — Global

During 2003, Brazil was the ninth largest producer of crude steel in the world with a production output of 31.1 million tons and a 3.3% share of total world production. Brazil accounts for more than 70% of total steel production in Latin America, with 2003 production more than twice that of Mexico and approximately 34% the size of U.S. production. In 2002, the last year for which comparative data are available, Brazil was the eighth largest steel exporter in the world, behind Japan, Russia, Germany, Ukraine, Belgium-Luxembourg, France and South Korea, and the fourth largest net exporter after Russia, Japan and Ukraine. In 2003, Brazil’s 13 million tons of exports of finished and semi-finished steel products accounted for approximately 5% of total global steel exports.

We, one of Brazil’s largest steel manufacturer, compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin, high demand steel products such as tin mill and galvanized steel, although lower value-added, lower margin hot-rolled products and slabs constitute a higher percentage of our export sales than of our domestic sales. We have relatively low-cost labor available and own high-grade iron ore reserves that more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our competitive viability in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See “Item 4.B.10. Government Regulation and Other Legal Matters — Antidumping Proceedings” for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

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

Expenditures for research and development for the years ended December 31, 2001, 2002 and 2003 were US$8.0 million each year. New products developed under our research and development program since 1997 include: Galvanew®, electrical steel (a cold-rolled steel used for electric motors), a series of high-strength, low-alloy, hot-rolled steels (used for pipes, steel structures, agricultural appliances, gas containers and automobile wheels), cold-rolled and galvanized steels (used for automobiles, construction and home appliances) and tin mill products for two-piece cans.

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

10. Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe that we are in substantial compliance with applicable environmental requirements.

The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant rather than through regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All our facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

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

We operate an environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001 requirements. We received the ISO 14001 Certificate for our iron ore mining operations in December 2000 (with certification renewed in 2001 and 2002) and for our steelmaking units and limestone mining operations in December 2002.

Since privatization, we have invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2001 –R$150.9 million (US$64.2 million); 2002 – R$123.0 million (US$42.1 million); and 2003 R$151.2 million (US$51.0 million). Of the R$151.2 million (US$51.0 million) spent in 2003, capital expenditures constituted R$43.5 million (US$14.2 million) and environmental maintenance and operating costs constituted R$107.7 million (US$36.8 million).

We signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio Ambiente (environmental protection agency of the state of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, we were obligated to make over the next three years expenditures aggregating R$181 million (US$101 million) on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. We also agreed in the amendment to spend R$14 million (US$8 million) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”).

As of December 31, 2003, we had invested under the FEEMA Accord an aggregate of R$263.6 million (US$125.4 million based on the average exchange rate of cash disbursement), completing all 130 items, and spent R$13 million (US$6.2 million) on new infrastructure and community services. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and our continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20 million) have been dismissed, and we are in the process of having the balance dismissed.

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

On November 30, 2001, we entered into a term of commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which we undertook to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations by May 31, 2004. We were unable to meet the deadline due to, among other things, a weather-related accident and have requested an extension of the deadline. Pursuant to the SEMADS Accord, we have installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the SEMADS Accord is R$5 million (US$2 million), of which approximately R$1 million (US$0.3 million) remains to be spent.

Prior to 1990, we operated coal mining facilities in Santa Catarina state. As a part of these operations, we and other companies used waste ponds for mine tailings. The state environmental authority has required us and the other companies to take environmentally corrective action to restore the ponds. We have developed and have begun to implement a restoration plan with a total projected cost of approximately R$10 million (US$6 million). In 2001, this effort remedied the first areas with good results. The aggregate amounts of expenditures on this remediation were R$0.8 million (US$0.3 million) in 2001; R$0.7 million (US$0.2 million) in 2002; and R$2.4 million (US$ 0.8 million) in 2003.

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

Antidumping Proceedings

Over the past several years, exports of steel products from various countries and companies, including Brazil and CSN, have been the subject of anti-dumping, countervailing duty and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies’ abilities to access these markets. To date, however, the investigations have not had a significant impact on our export volume, either because the quantities that we exported were small or because we have found new markets to replace the ones affected by the protectionist activities of the governments of importers. In fact, our total export volume increased 188% from 2001 to 2003, reflecting our shift in focus more towards the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market.

Following are summaries of the investigations and other protectionist actions taken by those jurisdictions in which our sales accounted for more than 1% of our total sales volume in 2003. In addition, protectionist measures have been taken in Argentina and Canada. The widespread adoption of protectionist measures, even if by countries that have not been important markets for us, could nevertheless adversely impact the international markets for our products.

United States. “Safeguard” Measures. Under Section 201 of the U.S. Trade Act of 1974, the U.S. Trade Representative, known as USTR, may request that the U.S. International Trade Commission, known as the ITC, investigate the impact of imports on an industry in the United States. If the ITC determines that imports are a “substantial” cause of “serious” injury to U.S. producers, the ITC may recommend that the President of the United States implement safeguard measures, such as increased tariffs on the imported products at issue. Unlike antidumping (“AD”) or countervailing duty (“CVD”) cases, remedies under Section 201 apply to targeted imports regardless of country of origin. Section 201 relief is generally granted for three or four years, during which the domestic industry is expected to restructure itself so as to compete internationally. The President may, however, extend relief for an additional period of four years.

On March 5, 2002, following USTR’s request that the ITC conduct an investigation into steel imports and the ITC’s recommendations, the President imposed relief measures on 14 steel product categories, covering most products imported into the U.S. and most exporting sources, including Brazil. The measures, which were to be in force for three years, applied to all of our product categories except tin mill products. Tariffs of 30% for the first year, decreasing to 24% and 18% in the second and third years, were imposed on hot-rolled, cold-rolled and galvanized flat steel products. A total quota for slabs of 4.9 million metric tons for the first year, increasing to 5.4 million metric tons in the second and 5.8 million metric tons in the third year was established, with tariffs of 30% for the first year, 24% for the second and 18% for the third year to be applied to volumes over the quota. Approximately 2.5 million tons of the slab quota was allocated to Brazil. The Brazilian quota reflected the level of Brazilian exports prior to the imposition of the safeguard measures.

Following complaints lodged by several countries, in November 2003 the World Trade Organization, known as the WTO, concluded that the US safeguard measures were inconsistent with the WTO rules. In December 2003, the United States withdrew its safeguard measures.

Antidumping and Countervailing Duties. In September 1998, U.S. authorities initiated AD and CVD investigations on hot-rolled steel sheet and coils imported from Brazil and other countries. On February 19, 1999, the U.S. Department of Commerce reached a preliminary determination on the AD and CVD margins, on which AD and CVD duties are based, with respect to hot rolled steel sheets. Our preliminary margins were determined as follows: AD – 50.7% and CVD – 6.6%. On July 6, 1999, Brazil and the United States signed a five-year suspension agreement that became effective as of October 1, 1999. Under this suspension agreement, a ceiling on Brazilian hot-rolled exports to the United States was fixed at 295 thousand tons per year. A minimum price of US$327 per ton (DDP-delivery duty paid) was also fixed, subject to quarterly review by the Department of Commerce. As a result of the suspension agreement, we have not exported any hot-rolled products to the United States in recent years. On February 11, 2002, the Commerce Department terminated the AD suspension agreement, reinstating AD margin of 41.27%. The CVD Suspension Agreement is still in force and consequently the CVD duty of 6.35% will be applied if the volume of exports exceeds the fixed quota of 295 thousand tons per year that has to be respected by Brazilian exporters. The suspension agreement would be due in October 2004 but the US Government has already requested its revision. Regardless this position, in April 2004, we requested the Department of Commerce an Administrative Review of these margins. A final decision is expected until March 2005.

On July 19, 1999, the ITC determined preliminarily that Brazilian cold-rolled exports were the cause of injury to the U.S. producers. On January 19, 2000, the Department of Commerce reached a final determination on AD and CVD margins applicable to our cold-rolled exports to the United States as follows: AD – 63.32% and CVD – 7.14%. On March 3, 2000, the ITC made its final determination, finding that there was no injury to the U.S. market from Brazilian cold-rolled exports, and therefore, AD and CVD. Determined for the Brazilian cold-rolled products became null and void. In October 2001, the U.S. steel industry initiated AD and CVD proceedings against 20 exporting countries of cold-rolled flat products, including Brazil. In September 2002, final CVD margins ranging from 7.9% to 13.94% and final AD margins of 33% have been determined by the Department of Commerce. In October 2002, the ITC, however, determined that Brazilian exports of the subject product were not the cause of the injury alleged by the U.S. petitioners. Therefore, no AD or CVD will be imposed on Brazilian cold-rolled flat products exported to the United States.

European Union. In March 2002, the European Commission, in an attempt to avoid an increase in imports as a result of diversions of products from the United States as a result of its safeguard measures, imposed provisional safeguard measures in the form of tariffs and quotas covering 15 groups of products. In September 2002, the European Commission imposed definitive safeguards on seven of the original 15 groups of products. Brazil was exempted, as were many other developing countries with low import penetration in the European market. In December 2003, the definitive safeguard measures were terminated by the Commission.

Mexico. In December 1995, the Mexican authorities imposed AD and CVD margins on imported hot-rolled sheets and coils and on cold-rolled sheets and coils from Brazil and other countries. These measures were withdrawn in February 2001. In March 2002, the Mexican government increased import duties from 25% to 35%, but Brazilian products were granted a lower import duty, of 20% on steel products, including hot- and cold-rolled flats, as well as galvanized coils and sheets. Slabs and tin mill products were not affected by the increase. The increased rates were in force until March 2003.

China. In November 2002, China adopted definitive safeguard measures on five groups of products, but Brazil, as a developing country, has not been included in the Chinese measures. These measures were terminated in December 2003.

Chile. In 2002, Chile imposed safeguard measures on the import of steel products, including hot-rolled flat products, cold-rolled flat products and coated products. The measures were withdrawn in July 2003.

11. Employees and Labor Matters

As of December 31, 2003, we had approximately 9,600 employees, of whom approximately 8,500 were employed by the parent company. This reflects a significant reduction from over 24,500 employees that we had as of December 31, 1989. As of December 31, 1998, we had approximately 11,400 employees.

Approximately 7,100 of our employees, who are employed at the Presidente Vargas Steelworks, are members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Força Sindical national union. An additional 535 employees are members of the iron ore miners’ union of Congonhas, which is affiliated with the Central Única dos Trabalhadores – CUT national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores, the workers’ party that advocates socialism and social democracy.

We have collective bargaining agreements, renewable annually each May 1, with the two unions.

We are the principal sponsor of Caixa Beneficente dos Empregados da CSN – CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS’s assets, CBS has substantial unfunded projected benefit obligations. Our unfunded pension benefits obligations totaled US$224 million as of December 31, 2003. The amount of the unfunded pension benefits obligations is affected by, among other things, fluctuations in the value of CBS’s assets, which aggregated US$213 million as of December 31, 2003, approximately 46.6% of which was attributable to our Common Shares held by CBS. See Note 14 to our consolidated financial statements contained in Item 18 of this report.

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

In March 1997, we established an employee profit participation plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin as well as goals based on measures including sales, cost control, productivity and inventory levels, appropriate to the nature of the different sectors.

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

12. Overview of World Steel Industry

The worldwide steel industry is comprised of hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 64% of worldwide crude steel production in 2002, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 36% of worldwide crude steel production in 2002, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquetted iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

From 1991-2001, total global crude steel production ranged between approximately 720 million and 847 million tons per year. In 2002, global steel production was 886 million tons, a 6.4% increase compared to 2001 figures. In 2003, it reached 947 millions tons, a 6.9% increase compared to 2002. Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. Although South East Asia’s and Japan’s apparent steel consumption (which is a country’s domestic sales plus imports) was reduced by the economic crisis begun in late 1997, this region has shown a recovery since 2000, especially in China, which showed a 15% increase in 2001, a 10% increase in 2002 and approximately a 22% increase in 2003. The International Iron and Steel Institute (“IISI”) has reported that world demand for finished steel products, after dropping from 694.8 million tons in 1997 to 691.6 million tons in 1998, has increased each year since. In 2003, global steel demand increased 7.3% to 864 million tons. According to the IISI, global steel demand is expected to reach 917 million tons in 2004, a 6% increase from 2003.

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards enlarging its capacity to produce value-added products. Brazil’s exports of semi-finished steel products aggregated 7.8 million tons in 2002 and 7.2 million tons in 2003, which represented 67% and 56% of total steel exports for both periods, respectively.

Developing economies, such as China, while increasing their own production capacity, have been major steel importers over the past decade. Brazil, with its large steel production capacity and tradition as a global exporter, has consistently exported a substantial portion of its production. Brazil’s sales of steel products aggregated 27.5 million tons in 2002 and 28.4 million tons in 2003, which exceeded domestic demand of 15.8 million tons and 15.4 million tons by 11.7 and 13.0 million tons, respectively.

13. Brazilian Steel Industry

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

In 2003, Brazil was the ninth largest crude steel producer in the world with a production output of 31.1 million tons and a 3.3% share of global crude steel production. Brazil accounted for more than 70% of total steel production in Latin America in 2003, with production more than twice the size of Mexico’s and approximately 34% the size of U.S. steel production.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with gross domestic product, or GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Over the past several years, per capita crude steel consumption in Brazil fluctuated from between 96 kilograms in 1989 to 108 kilograms in 2001. In the last four years, it has increased from 95 kilograms per capita in 1999 to 100 kilograms in 2003, which is low by world standards.

The world economic crisis caused Brazil’s real GDP to grow only 0.15% in 1998 and 0.83% in 1999. The fluctuations in growth rates reflect inflation control and other measures taken by the Brazilian Government, such as increases in domestic interest rates, to counter economic pressures in 1998 and early 1999. In 2000, Brazil showed a real recovery and GDP grew 4.2%. In 2001 and 2002, due to international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.5% in each year. In 2003, due to higher interest rates, the economy contracted 0.2%. From 2002 to 2003, total domestic steel sales decreased approximately 2.6%, from 15.8 million tons to 15.4 million tons. Sales of flat steel products increased 2.3%.

In 2000, industrial production led the Brazilian GDP growth, increasing 6.5%. In 2001, it only increased 1.4%, recovered to an 11% increase in 2002, but grew by only 0.3% in 2003. The Brazilian flat steel sector is shifting production to the higher value-added consumer durables sector, a sector which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current Government administration. The consumer durable goods sector increased by 7.7% in 1999 and 20.5% in 2000, as the economy improved, but as a result of the energy crisis in Brazil, the consumer durable goods sector contracted 0.6% in 2001, showed some recovery in 2002 with an increase of 7.7%, but again contracted by 0.5% in 2003.

Over the past years, significant investments were announced by the principal automobile manufacturers already in Brazil: General Motors, Ford, Fiat and Volkswagen. In addition, Renault, Honda, Daimler-Chrysler, Audi and Peugeot/Citroen are investing in new facilities in Brazil. During each of 2001, 2002 and 2003, a total of 1.8 million vehicles were produced in Brazil, up from 1.6 million in 2000 and 1999.

Prevailing Production Processes

The Brazilian steel industry is dominated by integrated steel makers employing conventional blast furnaces and basic oxygen furnaces, utilizing Brazil’s abundant supplies of iron ore.

The Brazilian steel industry produced approximately 91.9% of its total output in 2003 using continuous casting technology, which is slightly higher than the world average of approximately 88.3% and less than the 97.2% and 97.8% rates in the U.S. and Japan, respectively, in 2002. As Brazil’s flat steel producers invest in new technologies, including continuous casting, this percentage should increase. We have produced 100% of our total output using continuous casting since February 1996. See “Item 4.B.4. Production — Production Process”.

Market Participants

Today the Brazilian steel industry is composed of 11 companies, with an installed annual capacity of approximately 34 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For the production by the largest Brazilian steel companies during the last three years, see “Item 4.B.8. Competition — Competition in the Brazilian Steel Industry”.

Capacity Utilization

The Brazilian steel industry operated at approximately 92% of nominal crude steel capacity during 2003. The flat steel sector operated at a higher percentage of nominal capacity. Total Brazilian nominal capacity in 2003 was estimated at 34 million tons.

Exports/Imports

Brazilian steel exports were 11.7 million tons in 2002 and 13 millions tons in 2003. In 2002 and 2003, export sales were 43% and 46%, respectively, of total Brazilian sales (domestic plus exports). Export sales accounted for US$3.9 billion in export earnings for Brazil in 2003, with steel representing the third largest dollar export of Brazil. In 2002 Brazil was the tenth largest steel exporter in the world. See “Item 4.B.8. Competition — Competitive Position — Global”. Brazil is a negligible importer of foreign steel products. Steel imports were 672 thousand tons, or 4.1%, in 2002 and 550 thousand tons or 3.5% of apparent domestic consumption in 2003. According to the Brazilian Steel Institute, domestic apparent consumption equals domestic sales plus imports. In 2003, Brazil had a steel trade surplus of US$3.4 billion and an overall trade surplus of US$24.8 billion.

Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply–demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2003, supply totaled 31.1 million tons, compared to domestic demand of 16.0 million tons.

Brazil enjoys a diversified export market. In 2003, export sales were made to over 120 countries. In 2003, Asia was Brazil’s principal export market, accounting for 46.1% of all Brazilian steel exports in this year. China was the main destination representing 18.7% of the total exports. Previously the United States had been the principal export market for Brazilian steel exports. The next nine largest markets, taken together, accounted for 53.2% of Brazil’s 2003 steel exports. The US market is still very important, specially for semi-finished products, and accounted for 16.4% of 2003 exports.

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

D. Property, Plants and Equipment

Our principal executive offices are located in the city of São Paulo, São Paulo state at Av. Presidente Juscelino Kubitschek 1830 – Torre 1, 13° andar, Itaim Bibi (telephone number (11) 3049-7100), and our production operations are located in the city of Volta Redonda, Rio de Janeiro state, approximately 120 km from the city of Rio de Janeiro. The Presidente Vargas Steelworks, our main steel mill, is an integrated facility covering approximately 3.8 square km and located in the city of Volta Redonda in Rio de Janeiro state. Our iron ore, limestone and dolomite mines are located in Minas Gerais state, which borders Rio de Janeiro state to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

We own undeveloped plots of land in Rio de Janeiro, Santa Catarina and Minas Gerais states. We hold title to 1,045 hectares of land in Santa Catarina, and 4,745 hectares of land in Minas Gerais. The steel plant area in Volta Redonda is 302 hectares.

The following map shows the locations of the Presidente Vargas Steelworks, the CSN Paraná, INAL, GalvaSud, Metalic, Lusosider and CSN LLC facilities, our iron ore, limestone and dolomite mines, the electric generating facilities in which we have an interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this document. Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in their Note 2(a).

Critical Accounting Policies

Our significant accounting policies are described in Note 2 of our consolidated financial statements. Some of these accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include:

  the useful lives of our facilities,
  the iron ore reserves at Casa de Pedra and the future rates of production of the mine, the creditworthiness of our customers,
  the fair value of our financial instruments and
  the future liability of our pension fund.

With the exception of the future liability of our pension fund, we do not believe that we are required to make any estimates having a significant impact on the preparation of our financial statements with respect to our historical financial position, results of operations and cash flows that would require us to make assumptions about matters that are highly uncertain. Instead, our assumptions are based on our experience in matters such as operating our facilities and dealing with our customers. Furthermore, our core business – the manufacture and sale of steel products – is not substantially dependent on long-term contracts or other commitments.

With respect to pension liabilities, we must make assumptions as to interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions affect our liability for accrued pension costs and the amount we are required to provide each year as our pension cost. In the actuarial assumptions in our 2002 and 2003 financial statements, we used an annual discount rate of 8% for the purpose of calculating our projected pension obligations and assumed a long-term annual rate of return on pension assets of 8%, in each case in excess of an annual inflation rate of 5%. We also assumed that compensation levels would increase each year by the inflation rate plus 1%. The discount and return rates, which are different from the rates we assumed in 2001 (10% in each case), are based on CBS’s recent experience and our projection of Brazil’s future economic performance. Our pension cost reflected in our 2003 operating results was US$20 million, compared to US$6 million and US$24 million in 2002 and 2001, respectively. The principal cause of the decreases in the last two years was the devaluation of the real.

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

Markets and Product Mix

Supply and Demand for Steel. Prices of steel are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic cycles, and to available production capacity. While the export price of steel (which is denominated in U.S. dollars or Euros, depending on the export destination) is the spot price, there is no exchange trading of steel or uniform pricing. Unlike other commodity products, steel is not completely fungible, as there are wide differences in terms of size, chemical composition, quality and specifications, all of which impact prices. Many companies (including us) discount their list prices for regular customers, making actual transaction prices difficult to determine.

Beginning in 2003, with China’s increasing steel demand and, in a lesser way, increasing steel production, a shortage of important steel production raw materials, such as coke, has led to a more rational balance between supply and demand, as steel companies have not been able to increase production, despite the favorable price environment, but have continued to retire non-competitive capacity.

Historically, export prices and margins have been lower than domestic prices and margins, because of the higher transportation costs and tariffs. The portion of production that is exported is affected by domestic demand, exchange rate fluctuations and the prices that can be obtained in the international markets. As a result of the significant depreciation of the real and an increase in export prices, with a simultaneous decrease in domestic demand, especially in the third quarter of 2002, margins for export sales increased and through the first quarter of 2003 exceeded those for domestic sales. During the second half of 2003, domestic margins somewhat recovered from their 2002 position, but currently, with the recent appreciation in international prices, domestic margins are again a little below export margins.

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31
	2001	2002	2003

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production	26,716	29,604	31,147
Apparent Consumption	15,544	16,484	15,955
Hot-Rolled Coils and Sheets
Production	2,816	3,292	4,176
Apparent Consumption	2,675	2,648	2,901
Cold-Rolled Coils and Sheets
Production	2,541	2,618	2,785
Apparent Consumption	2,349	2,242	2,179
Galvanized Sheets
Production	1,319	1,455	1,751
Apparent Consumption	1,282	1,247	1,456
Tin Mill
Production	979	977	1,046
Apparent Consumption	695	680	665
Global Market (in millions of tons)
Crude Steel Production	834	886	947
Demand	768	805	864

(1)	Does not include heavy and coiled plates.

Source: Brazilian Steel Institute and IISI

Product Mix and Prices. We have a strategy of maintaining production at full capacity in order to spread fixed costs over a higher volume of products and to maintain flexibility. This allows us to change our product mix in response to changes in domestic and export demand brought about by domestic and international macroeconomic conditions. As a result of this strategy, production levels are maintained, notwithstanding a decrease in domestic demand. This strategy could, therefore, in any particular period, cause the percentage of sales attributable to export sales to increase and the percentage attributable to domestic sales to decrease.

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

Sales Volume and Net Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net revenues by products and markets.

	Sales Volume
	Metric Tons			% of Sales Volume
				In Market			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003

	(In thousands of metric tons)					(In percentages)
Domestic Sales
Slabs	12	44	68	—	1	2	—	1	1
Hot-rolled	1,218	1,212	1,081	37	36	35	30	23	21
Cold-rolled	735	808	696	22	24	23	18	16	13
Galvanized	714	645	559	21	19	18	17	12	11
Tin Mill	683	670	662	20	20	22	17	13	13

Sub-total	3,362	3,379	3,066	100	100	100	82	65	59

Export sales
Slabs	212	345	382	28	19	18	5	7	8
Hot-rolled	152	482	801	20	26	37	4	9	15
Cold-rolled	29	157	130	4	9	6	1	3	2
Galvanized	59	461	472	8	26	22	1	9	9
Tin Mill	293	363	364	40	20	17	7	7	7

Sub-total	745	1,808	2,149	100	100	100	18	35	41

Total	4,107	5,187	5,215				100	100	100

Total Sales
Slabs	224	389	450				5	8	9
Hot-rolled	1,370	1,694	1,882				34	32	36
Cold-rolled	764	965	826				19	19	15
Galvanized	773	1,106	1,031				18	21	20
Tin Mill	976	1,033	1,026				24	20	20

Total	4,107	5,187	5,215				100	100	100

	Net Operating Revenues (U.S. GAAP)(1)
	U.S. Dollars			% of Net Operating Revenues
				In Market			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003

	(In millions of US$)					(In percentages)
Domestic Sales
Slabs	1	4	12	—	—	1	—	—	—
Hot-rolled	311	285	382	26	25	27	22	17	16
Cold-rolled	227	242	276	19	23	20	16	14	11
Galvanized	333	252	315	28	22	22	23	15	13
Tin Mill	332	338	415	27	30	30	23	19	17

Sub-total	1,204	1,121	1,400	100	100	100	84	65	57

Export sales
Slabs	27	78	130	13	13	12	2	5	5
Hot-rolled	35	123	296	16	21	29	2	7	12
Cold-rolled	8	41	66	4	7	6	2	2	3
Galvanized	20	191	285	9	32	28	1	12	12
Tin Mill	126	163	265	58	27	25	9	9	11

Sub-total	216	596	1,042	100	100	100	16	35	43

Total	1,420	1,717	2,442				100	100	100

Total Sales
Slabs	28	82	142				2	5	5
Hot-rolled	346	408	678				24	24	28
Cold-rolled	235	283	342				18	16	14
Galvanized	353	443	600				24	27	25
Tin Mill	458	501	680				32	28	28

Total	1,420	1,717	2,442				100	100	100

__________________________
(1)

Net operating revenues do not include revenues from non-steel products, principally by-products and services, plus in 2001, electric energy (2001 – US$296 million; 2002 – US$125 million; 2003 – US$106 million). The net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Production Costs

The following table sets forth the production cost per ton (based on U.S. GAAP) of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some alloys (such as zinc and tin) whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are predominantly denominated in reais. The devaluation of the real causes U.S. dollar-denominated or -linked production costs to increase as a percentage of total production costs.

	Year Ended December 31,
	2001		2002		2003
	US$/ton	%	US$/ton	%	US$/ton	%

Raw Materials
Iron ore	4.90	2.6%	5.08	3.4%	4.34	2.2%
Coal	26.06	13.8	28.18	18.8	28.85	14.4
Coke	2.71	1.4	3.03	2.0	13.59	6.8
Outsourced Slabs	19.73	10.5	0.21	0.2	–	–
Outsourced Hot Coils	–	–	–	–	11.52	5.8
Other(1)	19.12	10.2	16.58	11.1	21.28	10.6
	72.52	38.5	53.08	35.5	79.58	39.8

Energy/Fuel	13.63	7.2	13.04	8.7	16.78	8.4
Transportation	12.76	6.8	11.38	7.6	15.79	7.9
Labor	26.94	14.3	19.78	13.2	23.70	11.8
Services and Maintenance	23.25	12.4	18.01	12.0	22.71	11.4
Depreciation	22.67	12.0	19.96	13.3	24.10	12.0
Tools and Supplies	14.52	7.7	12.80	8.6	11.90	5.9
Others	2.00	1.1	1.61	1.1	5.58	2.8

	188.29	100.0%	149.66	100.0%	200.14	100.0%

(1)	Includes mainly limestone, dolomite, manganese ore, zinc and tin.

The increased global demand for coke driven by increased global crude steel production has led international coke prices to increase 120% from 2002 to 2003. As a result of this increase, coupled with our 4% higher crude steel output in 2003, coke costs as a percentage of total production costs increased from 2% in 2002 to almost 7% in 2003.

Average operational productivity, measured in tons of crude steel produced per employee-year, increased from 646 in 2001 to 946 in 2003, reflecting the increase in production volumes and productivity as a result of the conclusion of our capital improvement program, including the revamping of Blast Furnace #3.

Brazilian Economic Conditions – Impact of Real Devaluation

Our results of operations are affected by Brazilian economic conditions generally, in addition to factors that affect the supply and demand for steel, discussed above. In the three years covered by this “Operating and Financial Review and Prospects,” inflation has not had a material impact on our results of operations.

The impact during the three years of fluctuations in the real exchange rate against other currencies on our results of operations, particularly the volatile economic environment in 2002 and the 52.3% devaluation of the real against the U.S. dollar during 2002, can be seen in the “foreign exchange and monetary loss, net” line in our consolidated statements of income, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our hedging of our short- and medium-term foreign currency-denominated debt. In order to minimize the negative effect of the exchange rate fluctuations, we engage, from time to time, in hedging transactions, including swap and option agreements. The appreciation of the real against the dollar in 2003 had no effect upon our net results as the positive effects of the appreciation were offset by losses on hedging transactions. The impact on our financial condition can be seen under “translation adjustments for the year” in our consolidated statements of changes in stockholders’ equity. In addition, the devaluation of the real results in the remeasurement of real amounts of revenues, costs and expenses into lower dollar amounts.

2. Results of Operations

For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2003 and the percentage change in each of these items from 2001 to 2002 and from 2002 to 2003:

	Year Ended December 31,			Increase (Decrease)
	2001	2002	2003	2002/2001	2003/2002

	%	%	%	%	%
Operating revenues
Domestic sales	108.4	85.2	72.3	(15.6)	17.4
Export sales	12.7	32.5	42.3	174.8	79.8
	121.1	117.7	114.6	4.4	34.6
Sales taxes, discounts, returns and allowances	(21.1)	(17.7)	(14.6)	(9.7)	13.8
Net operating revenues	100.0	100.0	100.0	7.3	38.3
Cost of products sold	55.8	54.0	57.2	3.8	46.6
Gross profit	44.2	46.0	42.8	11.9	28.7
Operating expenses
Selling	4.8	6.9	6.9	54.9	38.6
General and administrative	6.4	6.0	3.8	0.9	(12.7)
Others	4.3	2.6	5.2	(35.6)	183.0
Operating income	28.7	30.6	26.9	14.2	21.6
Non-operating income (expenses), net
Financial income	5.4	25.3	(10.2)	406.5	—
Financial expenses	(22.2)	(11.9)	(11.8)	(42.5)	38.8
Foreign exchange and monetary gain (loss), net	(23.1)	(59.0)	16.7	174.5	—
Gain on sales of long-term investments	37.5	—	—	—	—
Others	2.1	(1.6)	0.5	—	—
Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	28.4	(16.6)	22.1	—	—
Income tax expense (benefit)
Current	(0.1)	(1.4)	4.9	1,150.0	—
Deferred	(2.8)	(10.3)	(3.4)	295.8	(53.7)
	(2.9)	(11.7)	1.5	330.0	—
Equity in results of affiliated companies	(1.7)	(3.9)	0.4	136.7	—
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle..	29.6	(8.8)	21.0	—	—
Extraordinary item, net of income taxes	0.8	—	—	—	—
Cumulative effect of change in accounting principle, net of income taxes	0.3	—	—	—	—

Net income (loss)	30.7	(8.8)	21.0	—

Other Data:
EBITDA(1)	40.0	39.8	36.8	7.2	28.0
_________________
(1)	See Item 3.A. “Selected Financial Data” for a reconciliation of EBITDA to net income.

2003 Compared to 2002

Operating Revenues

Our operating revenues were US$2,920 million in 2003, a US$751 million, or 34.6%, increase from operating revenues of US$2,169 million in 2002, reflecting a 41.5% increase in average net prices and a 0.5% increase in sales volume.

Operating revenues from domestic sales increased US$273 million, or 17.4%, to US$1,843 million in 2003 from US$1,570 million in 2002, reflecting a 37.6% increase in average net prices, due to a higher value-added product mix sold, increases in international steel prices that impacted domestic prices and the 18.2% real appreciation during 2003. The increase in operating revenues from domestic sales occurred in spite of a 9.3% decrease in domestic sales volume of steel products from 2002. Domestic sales volume as a percentage of total sales volume decreased in 2003 to 58.8% from 65.1% in 2002. Likewise, domestic sales of steel products constituted 57.3% of net operating revenues from steel products in 2003 and 65.3% in 2002.

Operating revenues from export sales increased US$478 million, or 79.8%, to US$1,077 million in 2003 from US$599 million in 2002, reflecting a 18.9% increase in sales volume and a 47.1% increase in net average prices received in the export market. The increase in price reflects the recovery of international steel markets since the end of 2002. The increase in volume derives from our decision to shift a greater portion of sales to the export market in order to hedge against the depreciation of the real and to establish a significant presence in the export market. Export sales accounted for 42.7% of net operating revenues from steel products and 41.2% of total sales volume in 2003, compared to 34.7% of net operating revenues and 34.9% of total sales volume in 2002.

Net Operating Revenues

Net operating revenues were US$2,548 million in 2003, a US$706 million, or 38.3%, increase from net operating revenues of US$1,842 million in 2002, reflecting mainly the higher sales volume in the export market and the higher net average price received in both markets, due to the recovery in international prices and the real appreciation.

Gross Profit

Our cost of products sold increased US$463 million, or 46.6%, to US$1,457 million in 2003 from US$994 million in 2002, reflecting mainly a US$8 million increase attributable to higher sales volume and a US$466 million increase attributable to a 33.7% increase in average unit production costs in 2003, compared to 2002. Costs per ton increased in 2003 as a result of increases in costs of raw materials, mainly coke and our need to outsource hot coils, and the 18.2% appreciation of the real. The consumption of outsourced hot coils should decrease in 2004. As of 2005, we do not intend to outsource hot coils anymore. For details on coke prices and availability, see “Item 4.B.5. Raw Materials and Transportation -- Raw Materials and Energy Requirements”.

Our gross profit increased US$243 million, or 28.7%, to US$1,091 million in 2003 from US$848 million in 2002, as a result of the increase in operating revenues in 2003. Our gross profit margin decreased to 42.8% in 2003 from 46.0% in 2002, primarily reflecting the increase in costs.

Operating Income

In 2003, our operating income increased US$122 million, or 21.6%, to US$686 million from US$564 million in 2002, reflecting the US$243 million increase in gross profit, which was partly offset by a US$121 million, (or 42.6%), increase in operating expenses. The increase in operating expenses was caused mainly by higher sales expenses related to the export volume increase and the increase in export freight tariffs during 2003 and a provision for labor-related taxes.

Non-operating Expenses (Income), Net

In 2003, our net non-operating expenses decreased US$746 million (or 85.7%) to US$124 million from US$870 million in 2002, primarily as a result of a decrease in net foreign exchange and monetary loss, which was partially offset by an increase in net financial expenses in 2003. Net foreign exchange and monetary loss is, among other things, the impact of changes in exchange rates on our assets and liabilities denominated in foreign currencies (e.g., the gain incurred as U.S. dollar-denominated debt decreases as the real appreciates against the U.S. dollar). Net financial expenses is the interest on debt and other expenses of our financing instruments, net of income earned on our financial assets.

In 2003, we had a net foreign exchange and monetary gain of US$426 million, which was a US$1,513 million swing from our net foreign exchange and monetary loss of US$1,087 million in 2002, reflecting the 18.2% appreciation of the real against the U.S. dollar in 2003, compared to the 52.3% devaluation in 2002. We had net financial expenses of US$564 million in 2003 (consisting of financial income of US$61 million and financial expenses of US$625 million), which was a US$811 million swing form our net financial income of US$247 million in 2002 (consisting of financial income of US$466 million and financial expenses of US$219 million), primarily reflecting lower income as a result of losses derived from our decision to hedge against losses on our foreign currency-denominated debt.

Income Taxes

We recorded a net tax of US$37 million in 2003 compared to a net tax benefit of US$215 million in 2002. The difference between the tax benefits recorded in 2002 as compared to 2003 reflects the tax effects of the loss before income taxes in 2002, as well as a US$32 million reversal in 2002 of approximately 50% of a provision for our tax liability to correct the distortion in the calculation of tax liability caused by the use of the Índice de Preços ao Consumidor – IPC in 1989 (referred to as the “Summer Plan”) following a favorable ruling by the court hearing our claim that the correction had been done incorrectly.

Equity in Results of Affiliated Companies

Our equity in results of affiliated companies was a positive US$9 million in 2003 compared to a negative US$71 million in 2002, as our equity in the results of MRS swung to a positive US$13 million from a negative US$24 million in 2002, reflecting a 40% increase in tariffs in reais in 2003, our equity in ITASA’s losses decreased from US$9 million in 2002 to US$1 million in 2003, reflecting adjusted energy prices, and our equity in GalvaSud’s results increased from a negative US$27 million in 2002 to a positive US$5 million in 2003, primarily reflecting improved steel prices and the impact of the appreciation of the real. In addition, in 2003 we consolidated Sepetiba Tecon and its immediate parent, whereas in 2002 we made an US$11 million provision for their losses.

EBITDA

In 2003, EBITDA increased US$205 million, or 28.0%, to US$938 million from US$733 million in 2002, reflecting higher gross profit, which was partially offset by higher selling expenses. We and many in the financial community use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is useful for that purpose because comparisons based on other measures, such as net income or cash flows from operating activities, include elements that vary from company to company depending on where they are located or on their capital structure. We also use EBITDA in the determination of a portion of the compensation for our employees. We do not present EBITDA as an alternative measure of operating results or cash flow. EBITDA does not represent net income or cash flows from operating activities, as these terms are defined by generally accepted accounting principles. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

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

During 2000, 2001 and 2002, we recorded receivables aggregating R$484 million (US$137 million translated at the December 31, 2002 exchange rate) in respect of our MAE electric energy sales, based on prices furnished by the MAE. In May 2002, the Agência Nacional de Energia Elétrica – ANEEL issued Order No. 288, which retroactively imposed additional transmission costs, resulting in changes in the electric energy prices which we relied on. Therefore, in 2002, we made an R$86 million (US$24 million) provision to reflect these changes in electric energy prices. As a result of a partial settlement of the receivables related to these MAE sales, we received payment of R$91 million (US$26 million) in December 2002 and R$273 million (US$88 million) in 2003. Through May 2004, we had received an additional R$19 million (US$7 million), leaving outstanding receivables of R$96 million (US$31 million), of which R$77 million (US$25 million) are temporarily suspended by a preliminary court decision and R$19 million (US$6 million) are in default.

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

B. Liquidity and Capital Resources

Cash and cash equivalents as of the end of 2001, 2002 and 2003 totaled US$330 million, US$356 million and US$1,251 million, respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Our cash flows generated from operations, which aggregated US$210 million in 2001, US$806 million in 2002 and US$569 million in 2003, provides us with a significant source of liquidity. Cash flows from operating activities in 2003 was US$237 million lower than in 2002, reflecting the effect on our debt of the appreciation of the real in 2003, in contrast to the depreciation of the real in 2002, which was partially offset by better operationing results and a decrease in trade accounts receivable. Cash flows from operating activities in 2002 was US$596 million higher than in 2001, reflecting the US$70 million increase in operating income and the US$536 million improvement in net financial income, caused in large part by depreciation of the real in 2002.
  Our cash flows from investing activities was negative in 2002 and in 2003 and would have been negative in 2001 but for the inclusion of US$1,293 million of proceeds from the sales of Light and CVRD. The negative cash flows from investing activities reflects our use of our cash flows from operations to make capital expenditures under our capital improvement program and for operational capacity maintenance. In previous years, we have also used our cash flows from operations to make long-term investments in downstream opportunities, new products and market niches, and infrastructure investments. We had smaller negative cash flows from investing activities in 2003, because we had a lower level of capital expenditures.
  Our cash flows from financing activities was US$495 million in 2003, reflecting the issuance of US$312 million in real-denominated debentures and U.S. dollar-denominated notes and securitized receivables in the aggregate amount of US$1,302 million, compared to negative cash flows from financing activities in 2002 and 2001, when we decreased our long-term debt, in part by increasing our short-term debt. Cash flows from financing activities in 2001 also reflects our payment of US$1,227 million of dividends and interest on stockholders’ equity with a portion of the proceeds from the sale of our investments in Light and CVRD. In 2002, the negative cash flows from financing activities was greater than in 2001 (excluding dividend payments and interest on shareholders equity), because we paid down US$263 million of short-term trade-related debt.
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

During the three years ended December 31, 2003, our EBITDA (i.e., operating income plus depreciation and other operating expenses) has aggregated US$2,355 million. During the same period, our capital expenditures and long-term investments have aggregated US$1,042 million, consisting of capital expenditures of US$904 million and investments of US$138 million.

We plan to make capital expenditures of approximately US$130 million during 2004, compared to US$210 million in 2003 and US$264 million in 2002, reflecting the completion of several major projects described under “Item 4.B.6 Investment Programs”. We expect to meet our working capital and capital expenditure requirements from cash generated from operations, and, if needed, short-term and long-term secured and unsecured borrowings, including export credit agency facilities and issuances of debt securities.

As of December 31, 2003, our total debt (including pre-payments on export contracts) aggregated US$2,803 million, compared to US$2,061 million and US$2,504 million as of December 31, 2002 and 2001, respectively. The total debt was equal to 347.3% of total stockholders’ equity as of December 31, 2003, compared to 406.5% and 335.7% as of December 31, 2002 and 2001, respectively. As of December 31, 2003, short-term debt (including current portion of long-term debt of US$27 million and accrued financial charges of US$72 million) was US$529 million, and total long-term debt (excluding current portion) was US$2,274 million. The foregoing amounts do not include debt of others which we have guaranteed. See “Item 5.E. Off-balance Sheet Arrangements”.

The major components of our US$2,301 million principal amount of long-term debt (including current portion) outstanding as of December 31, 2003 were:

  US$333 million of loans from BNDES;
  US$929 million of Eurodollar/Rule 144A Notes described below;
  US$251 million of securitized receivables;
  US$27 million of pre-payments on export contracts;
  US$542 million of debentures;
  US$95 million of raw materials and equipment import financing; and
  US$41 million of loans from export credit agencies.

The BNDES loans are in large part secured by property, plant and equipment, with all-in costs and maturities which are significantly more favorable than terms available in the local capital markets.

The Eurodollar/Rule 144A notes reflect US$1,035 million of new issuances of notes during 2003, which are summarized in the table below. They also include the remaining US$79 million outstanding amount of notes from an initial US$600 million offering in June 1997. They mature in 2007 and bear interest at 9.125% per annum. Pursuant to tender offers in February 1999 and May 2001 and open market purchases, CSN purchased US$521 million of such notes.

Month of Maturity	Principal Amount	Interest Rate (per annum)
(In millions of US$)
03/2004	85	9.50%
04/2005	75	9.75%
06/2004	100	6.85%
07/2005	150	7.88%
09/2008	200	10.75%
09/2008	75	10.75%
12/2013	350	9.75%

Total	$1,035

The funds raised in these transactions are being used for working capital, increasing our liquidity.

Securitized receivables reflect two series of a program launched in June 2003. The first series, in the amount of US$142 million, has a seven-year maturity and bears interest at 7.28%, with a two-year grace period for the principal. The second series, in the amount of US$125 million, has a three-year maturity and bears interest at Libor + 2.75%.

Pre-payments on export contracts are receivables-based financing made available by international financing institutions at fixed or floating rates and with maturities longer than one year.

The debentures are real-denominated debentures that we issued in December 2003 and March 2002. The December 2003 issuances consisted of a R$250 million (US$85.5 million) tranche with a three-year maturity and bearing interest at 106.5% of Certificado de Depósito Interbancário – CDI, the Brazilian interbank interest rate, per annum, a R$400 million (US$136 million) tranche with a three-year maturity and bearing interest at 107% of CDI, and a R$250 million (US$85.5 million) tranche with a five-year maturity, indexed to the Índice Geral de Preços e Mercado – IGPM, the Brazilian market price index, and bearing interest at 10% per annum. The proceeds were partially used to redeem the R$150 million IGPM-indexed, four-year tranche issued in 2002. The March 2002 issuances consisted of a three-year tranche of R$540 million (US$228 million), bearing interest at CDI, plus 2.75% per annum, and a four-year tranche of R$150 million (US$64 million), indexed to the IGPM, and bearing interest at 13.25% per annum. In March 2002, we repurchased R$23 million (US$8 million) of the three-year tranche and R$21 million (US$7 million) of the four-year tranche. The R$21 million of the four-year tranche were resold in September 2002 and redeemed in February 2004.

As of December 31, 2003, approximately 25.0% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. For a description of our derivative instruments, see Note 20 of our consolidated financial statements contained in Item 18 of this document. Also see “Non-operating Expenses (Income), Net” under “Item 5.A.2. Results of Operations – 2003 Compared to 2002 / 2002 Compared to 2001”.

In January 2004, one of our subsidiaries issued in a Eurodollar/Rule 144A transaction, and we guaranteed, ten-year notes in an aggregate principal amount of US$250 million, bearing interest at 9.5% per annum.

In June 2004, we issued an additional US$162 million of securitized receivables, with an eight-year maturity and bearing interest at 7.427%.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt (excluding current portion) as of December 31, 2003:

Maturity in	Principal Amount
(In millions of US$)
2005	619
2006	459
2007	184
2008	460
2009	83
2010 and thereafter	469
Total	2,274

The foregoing amounts do not include debt of others which we have guaranteed. See “Item 5.E. Off-balance Sheet Arrangements”.

Vicunha Debt

Pursuant to an agreement entered into on December 31, 2000, Vicunha Siderurgia S.A. – Vicunha Siderurgia financed the increase in its interest in CSN from 14.1% to 46.5% by issuing debentures in March 2001. Under the trust deed under which the debentures were issued and a shareholders’ agreement between Vicunha Siderurgia and BNDES Participações S.A. – BNDESPAR, that will stay in effect as long as BNDESPAR holds the debentures, Vicunha Siderurgia will be in default if:

  Our net financial debt exceeds three times EBITDA – as of December 31, 2003, our net financial debt was 1.6 times EBITDA;
  Our net financial expenses (including net monetary variations but excluding net exchange rate variations in excess of the Índice Nacional de Preços ao Consumidor – INPC, plus 5%) exceed 50% of EBITDA — in 2003, net financial expenses were 34.5% of EBITDA; or
  Our net financial expenses (including net monetary variations but excluding net exchange rate variations) exceed the lower of (a) 40% of EBITDA and (b) EBITDA less income taxes, social contribution, dividends paid in an amount equal to the debt service on the debentures and our capital expenditures from cash generated by operations and increases in capital of unconsolidated subsidiaries (“modified EBITDA”) — in 2003, 40% of EBITDA was R$1,201 million, modified EBITDA was R$1,941 million, and net financial expenses were R$1,073 million, or 35.7% of EBITDA, and R$868 million lower than modified EBITDA.

The foregoing amounts are determined in accordance with the accounting principles applied by us in our statutory financial statements prepared in accordance with the Brazilian Corporate Law.

Vicunha Siderurgia is a special purpose company with no assets other than our Common Shares. Accordingly, the only source of funds (other than an increase in capital) to meet the principal and interest payments on its debentures is dividends on our Common Shares owned by it. The following table sets forth the principal terms of each of the five outstanding series of Vicunha Siderurgia’s debentures. The principal amounts of the series due in 2006 and 2007 are required to be adjusted to reflect inflation as measured by the IGPM. For the series due in 2011, interest attributable to the portion of the Taxa de Juros de Longo Prazo – TJLP in excess of 6% per annum is capitalized and added to the principal amount. The principal amounts in the following table have been adjusted in accordance with the foregoing with respect to inflation and capitalized interest through 2003.

Principal Amount	Maturity	Inflation Index	Interest Rate	Spread
(In millions of R$)				(%)
146.8	2007	IGPM	–	8.80
146.8	2006	IGPM	–	8.80
334.6	2011	–	TJLP	3.75
305.2	2011	–	TJLP	5.00
554.3	2011	–	TJLP	5.00

Following are the amounts of principal of Vicunha Siderurgia’s debentures due in the periods indicated, adjusted as of December 31, 2003, for inflation and capitalized interest through 2003:

Maturity in	Payment of Principal(1)
(In million of R$)
2004	138
2005	259
2006	295
2007	245
2008	198
2009	168
2010	175
2011	657
_________________
(1)	These amounts do not include adjustments for inflation or capitalized interest that may be required in future years.

Because the principal amounts in the foregoing tables have not been adjusted for future inflation or interest that may be required to be capitalized in future years, the actual principal amounts in future years are expected to be substantially larger than the amounts shown.

C. Research and Development, Patents and Licenses, etc.

See “Item 4.B.9. Research and Development”.

D. Trend Information

Recent significant developments that were not fully reflected in our results of operations for 2003 or in our financial position as of December 31, 2003 and that could impact our future results of operations and financial position include recent changes in the real/dollar exchange rates (see “Item 3.D.2. Risk Factors Relating to Brazil – Devaluation of the Real”).

E. Off-balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of some joint venture entities whose accounts are not consolidated in our financial statements. The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2003

	Aggregate Amount	Net Present Value	Maturity
	(In millions of US$)
Guarantees of Debt:
GalvaSud	69	N/A	2004
Lusosider	5	N/A	2004
CFN	3	N/A	2004

Contingent Liability for Lease
Payments:(1)
MRS	1,191	475	2026
CFN	32	13	2027

Total	1,300

________________________
(1)	Other consortia members are also jointly and several liable for these payments.

As discussed under “Investments in Downstream Opportunities, New Products and Market Niches” under “Item 4.B.6. Investment Programs”, in June 2004 we acquired TKS’ interest in GalvaSud and paid GalvaSud’s project finance debt (including the portion that had been guaranteed by TKS), which aggregated R$405 million (US$ 132 million).

For a discussion of our investments in Lusosider, see “Investments in Downstream Opportunities, New Products and Market Niches” under “Item 4.B.6. Investment Programs”, and for a discussion of our investment in MRS and CFN and our joint and several liability for the consortia lease payments, see “Infrastructure Investments – Railways” under “Item 4.B.6. Investment Programs”. We have agreed to guarantee loans by BNDES to CFN for up to R$100 million.

F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2003:

	Payment due by period
	(In millions of US$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt	2,301	27	1,078	644	552
Purchases:	1,068	315	209	99	245
Raw materials	147	142	5	—	—
Maintenance	169	55	93	21	—
Utilities/Fuel	752	118	111	78	245

Total	3,369	342	1,287	743	997

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

Our Board of Executive Officers is responsible for the formulation of business plans and policies and for the implementation of specific operating decisions. Since August 2003, our Board of Executive Officers has consisted of our Chief Executive Officer and the Executive Officers of our sectors – Operations, Commercial, Investments, Infrastructure/Energy and Administration and Participations.

The Chief Executive Officer is responsible for finance operations, legal, corporate human resources, CBS and procurement. The Operations Executive Officer is responsible for the manufacturing of CSN’s steel and steel products. The Commercial Executive Officer is responsible for the sales and marketing of CSN’s steel products. The Investments Executive Officer is responsible for future capacity expansions and opportunities in the international markets analysis as well as for investor relations and accounting controls. The Infrastructure/ Energy Executive Officer is responsible for CSN’s mines, investments in logistics (railways and ports), real estate, logistics and power generation. The Administration and Participations Executive Officer is responsible for communications, information technology, CSN Foundation and our affiliated companies.

Our Directors and Executive Officers are as follows.

Name	Position
Board of Directors
Benjamin Steinbruch	Chairman and Chief Executive Officer
Jacks Rabinovich	Vice Chairman
Edmar Lisboa Bacha	Member
Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member
Darc Antonio da Luz Costa	Member
Yoshiaki Nakano	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer and Acting Chief Financial
Officer
*	Executive Officer – Operations
Vasco Augusto Pinto da Fonseca Dias Junior	Executive Officer – Commercial
Lauro Henrique Rezende	Executive Officer – Investments
Marcos Marinho Lutz	Executive Officer – Infrastructure/Energy
Marcelo Pereira Malta de Araújo	Executive Officer – Administration and Participations

* The former Executive Officer for Operations formally resigned as of December 16, 2003. The Board of Directors has not yet appointed a successor.

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

Mauro Molchansky. Mr. Molchansky has been a Member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A.

Fernando Perrone. Mr. Perrone was elected a Member of our Board of Directors on September 26, 2002. He was Executive Officer of the Infrastructure/Energy sector from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was elected a Member of our Board of Directors on April 30, 2002. He is a Professor at Pontifícia Universidade Católica do Rio de Janeiro.

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

Darc Antonio da Luz Costa. Mr. Costa has been a Member of the Board of Directors of the Company since April 29, 2004. Since 1975, Mr. Costa has worked for the Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He is currently Vice-President of BNDES.

Yoshiaki Nakano. Mr. Nakano has been a Member of the Board of Directors of the Company since April 29, 2004. From 1995 to 2001 Mr. Nakano was Treasury Secretary of the state of São Paulo. Since 2001, he has been Chief of the Economics Department at Fundação Getúlio Vargas – FGV-SP.

2. Board of Executive Officers

In addition to Mr. Steinbruch, the Board of Executive Officers consists of the following:

Vasco Augusto Pinto da Fonseca Dias Junior. Mr. Dias Junior has been the Executive Officer of the Commercial sector since December 15, 2000. Prior to joining us, he was a Vice President of Shell Brasil S.A.

Lauro Henrique Rezende. Mr. Rezende was elected Executive Officer of the Investments sector in June 2003. Mr. Rezende served as Financial Officer of CSN from 1996 until 2002. Prior to his return to CSN, Mr. Rezende worked as the financial Managing Director at Companhia Paulista de Força e Luz – CPFL.

Marcos Marinho Lutz. Mr. Lutz was elected Executive Officer of the Infrastructure & Energy Section in June 2003. Prior to joining CSN, Mr. Lutz served as Superintendent Officer at Ultracargo S.A., a logistics arm of Grupo Ultra.

Marcelo Pereira Malta de Araújo. Mr. Araújo was elected Executive Officer of Interests Administration in August 2003. Prior to joining CSN, Mr. Araújo served as Commercial Vice President at Natura Cosméticos S.A., a Brazilian cosmetics company.

3. Audit Committee

Under Brazilian Corporate Law, shareholders holding 10% of our outstanding Common Shares may install a Conselho Fiscal – Fiscal Council, a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Council is to review management’s activities and the financial statements, and report its findings to the shareholders. The shareholders did not install a Fiscal Council at the General Shareholders Meeting held in April 2004.

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

We have not yet made a decision whether to comply with the NYSE’s rule promulgated in response to the SEC’s rule and create an Audit Committee complying with those rules or to establish an exemption from the SEC’s rule. We have until July 31, 2005 to select one of these alternatives.

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

B. Compensation

For the year ended December 31, 2003, the aggregate compensation that we paid to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$3.5 million. In addition, the members of our Board of Executive Officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance.

C. Board Practices

Comparison of New York Stock Exchange Corporate Governance Rules and Our Corporate Governance Practice

On November 4, 2003, the New York Stock Exchange (“NYSE”) established new corporate governance rules for listed companies. Under the new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. The following is a summary of such differences.

Independent Directors

Under NYSE standards, a listed U.S. company must have a majority of independent directors. There is no legal provision that requires us to have independent directors, but we believe that six of our nine directors are independent.

Executive Sessions

Pursuant to NYSE listing standards, the non-management directors of a listed U.S. company must meet at regularly scheduled executive sessions without management. Our non-management directors do not meet at regularly scheduled executive sessions without management.

Nominating/Corporate Governance Committee

U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We do not have a nominating/corporate governance committee.

Compensation Committee

NYSE listing standards require U.S. companies to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. The officer in charge of human resources is responsible for compensation and related issues, and when appropriate, consults our Chief Executive Officer.

Audit Committee

Pursuant to NYSE listing standards, a listed company must have an audit committee composed of a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. We have not yet made a decision whether to comply with the NYSE’s rule promulgated in response to the SEC’s rule and create an Audit Committee complying with those rules or to establish an exemption from the SEC’s rule. We have until July 31, 2005 to select one of these alternatives. See “Item 6.A.3. -- Audit Committee” above.

Shareholder Approval of Equity Compensation Plans

According to NYSE listing standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules. We do not currently have such a plan, but pursuant to Brazilian corporate law, our Board of Directors could adopt one without the preapproval of shareholders. However, shareholder preapproval would be required to adopt an equity compensation plan where an increase in our authorized capital would be necessary to implement the plan.

Corporate Governance Guidelines

Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We do not have formal corporate governance guidelines.

Code of Business Conduct and Ethics

NYSE listing standards require U.S. companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted such a code but we are not required to promptly disclose waivers. However, we are required to disclose certain waivers as part of our reporting obligations under the Exchange Act.

Certification Requirements

Pursuant to NYSE listing standards, the Chief Executive Officer of a listed U.S. company must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. However, our Chief Executive Officer is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any provisions of the NYSE corporate governance rules applicable to us.

Directors and Executive Officers Terms of Office

See “Item 6.A. Directors and Senior Management”.

D. Employees

See “Item 4.B.11. Employees and Labor Matters”.

E. Share Ownership

Other than the Common Shares that Messrs. Steinbruch and Rabinovich may be deemed to own as a result of their interests in Vicunha Siderurgia and 1,530,304 shares (0.53% of the outstanding Common Shares) owned by Mr. Steinbruch as of April 30, 2004, our directors and officers as a group own less than 1% of our outstanding Common Shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 31, 2004, the only person known to us to own more than 5% of our outstanding Common Shares was Vicunha Siderurgia S.A. -- Vicunha Siderurgia, which as of that date owned 133,348,364 (or 46.5%) of our Common Shares. Vicunha Siderurgia is owned indirectly by Benjamin Steinbruch, Chairman of our Board of Directors and our CEO, Jacks Rabinovich, Vice Chairman of our Board of Directors, and members of their families. The shares owned by Vicunha Siderurgia does not include the 1,530,304 shares owned by Mr. Steinbruch and described under “Item 6.E. Share Ownership”.

Pursuant to an agreement entered into on December 31, 2000, Vincunha Siderurgia acquired 32.4% of our Common Shares, increasing its ownership in our Common Shares from 14.1% to 46.5%. Vicunha Siderurgia financed its purchase of our Common Shares by issuing debentures in March 2001. The debentures are secured by all of our Common Shares owned by Vicunha Siderurgia and are guaranteed by Messrs. Steinbruch and Rabinovich and members of their families. In connection with the issuance of the debentures, Vicunha Siderurgia and BNDESPAR entered into a shareholders’ agreement pursuant to which Vicunha Siderurgia agreed to maintain at least a 46.0% interest in CSN while the debentures are outstanding. BNDESPAR can require Vicunha Siderurgia to vote against changes in our corporate purpose, capital structure, minimum dividend payment and mergers. BNDESPAR may also block any sale of the Casa de Pedra mine, if the sale would increase BNDESPAR’s risk as a creditor of Vicunha Siderurgia or CSN. BNDESPAR, Mr. Steinbruch, Mr. Rabinovich and the other controlling persons of Vicunha Steel S.A. – Vicunha Steel, Vicunha Siderurgia’s parent, are parties to an agreement restricting transfers of our Common Shares owned by Vicunha Siderurgia. The deed under which the debentures were issued and the agreement between Vicunha Siderurgia and BNDESPAR requires Vicunha Siderurgia to cause us to maintain certain financial ratios, which are described under “Item 5.B. Liquidity and Capital Resources — Vicunha Debt”.

B. Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Infrastructure Investments – Railways –Northeastern Railway System” under “Item 4.B.6. Investment Programs,” “Item 7.A. Major Shareholders” and “Item 6.A. Directors and Senior Management”. During 2002 and 2003, we used Banco Fibra — Fibra, a bank controlled by the Steinbruch family, in our foreign currency swap arrangements (see Note 20 to our consolidated financial statements contained in Item 18 of this document) and in connection with the management of our exclusive investment funds (see Note 22 to our consolidated financial statements). The terms of the transactions with Fibra were substantially the same as the terms of similar transactions with unaffiliated parties. See also Note 19 to our consolidated financial statements.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

We are party to a number of legal actions arising from our normal business activities, none of which is required to be disclosed under this Item. For a discussion of certain pending legal matters to which we are a party, see “Item 4.B.10. Government Regulation and Other Legal Matters”. As of December 31, 2003, we had a US$424 million provision relating to certain tax and other civil lawsuits and claims (including labor matters), for which we had deposited US$173 million in judicial escrow accounts. See Note 16 of our consolidated financial statements contained in Item 18 of this document.

Dividend Policy

Subject to certain exceptions set forth in the Brazilian Corporate Law, our bylaws require that we pay a yearly minimum dividend equal to 25% of adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the Board of Directors and require approval by the vote of holders of Common Shares. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the Board of Directors. Until December 2000, it had been our policy to pay dividends on our outstanding Common Shares not less than the amount of our required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of our financial condition. In December 2000, the Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments, and (iv) the maintenance of our good financial status. See “Item 5.B. Liquidity and Capital Resources — Vicunha Debt” for a discussion of financial ratios that Vicunha Siderurgia is required to cause us to maintain.

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

For dividends declared during the past five years, see “Item 3.A. Selected Financial Data”. In April 2004, our annual stockholders' meeting declared a dividend for 2003 of R$471.8 million. This dividend and the R$245.5 million of interest on stockholders' equity accrued as of December 31, 2003 were paid to stockholders as of June 11, 2004, resulting in an aggregate payment of US$ 228.4 million or US$0.80 per share (translated into U.S. dollars at the June 11, 2004 Commercial Market Rate). In addition, on June 14, 2004 our Board of Directors declared an interim dividend for 2004 of R$35 million (US$ 11.2 million or US$ 0.04 per share, translated at the June 15, 2004 Commercial Market Rate), which was paid as of June 15, 2004. The per share amounts reflect the split and regrouping of our shares.

For a discussion of statutory provisions relating to our ability to pay dividends, see “Item 10.B Memorandum and Articles of Association – Description of the Common Shares – Calculation of Distributable Amount”.

B. Significant Changes

There have been no significant changes impacting our financial position or results of operations since December 31, 2003 that are not reflected herein.

Item 9. The Offer and Listing

A.4. Price History

and

C. Markets

Effective May 31, 2004, we split and regrouped our common shares, so that each trading lot of 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs will be split four-for-one, and each ADS will represent one share after giving effect to the split and regrouping. All share data contained in this document have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.

Our capital stock is comprised of ações ordinárias, without par value (the “Common Shares”). The principal trading market for our Common Shares is the São Paulo Stock Exchange. Our American Depository Shares trade on the NYSE under the symbol “SID”.

As of December 31, 2003, approximately 43.2 million, or approximately 15.0%, of our outstanding Common Shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. There were other seven ADS record holders as of December 31, 2003. In addition, our records indicate that on that date there were approximately 256 record holders (other than our ADR Depositary) with addresses in the U.S. holding an aggregate of approximately 58.8 million Common Shares. The Common Shares held (directly or through ADSs) by persons with addresses in the U.S. constituted approximately 30.4% of our outstanding Common Shares.

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our Common Shares on the São Paulo Stock Exchange (per Common Share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)
	US$ per Share (2)		Volume	US$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
Previous Five Years:
1999	9.78	2.07	375	8.14	3.36	30
2000	11.43	5.71	437	9.25	2.10	148
2001	9.39	2.27	422	11.31	6.06	224
2002	5.33	1.93	761	9.30	2.28	177
2003	13.81	3.67	880	13.80	3.62	554

Previous Six Months:
December 2003	13.81	10.92	905	13.80	10.97	734
2004:
January	15.55	13.57	918	15.75	13.68	938
February	15.97	13.39	830	15.95	13.43	715
March	18.10	15.56	916	18.04	15.57	744
April	17.69	11.87	852	17.80	11.80	917
May

Previous Quarters:
2002:
First	5.33	3.75	620	5.25	3.73	248
Second	5.24	3.32	810	5.28	3.27	323
Third	5.12	1.93	831	5.03	1.96	607
Fourth	3.75	1.94	748	3.75	1.93	502
2003:
First	4.96	3.67	860	4.94	3.62	584
Second	6.14	4.66	1,298	6.20	4.55	606
Third	9.15	6.05	675	9.10	6.04	445
Fourth	13.81	9.24	1,912	13.80	9.16	584
2004:
First	18.10	13.39	892	18.04	13.43	798
____________________
(1)	Common Share and ADS price and volume amounts have been adjusted to reflect the split and regrouping of our shares and the split of our ADSs.
(2)

U.S. dollar amounts are translated from Brazilian reais at the Commercial Market rates in effect on the respective dates of the quotations for the Common Shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

Source: Bloomberg.

On June 17, 2004, the closing sale price per (i) Common Share on the São Paulo Stock Exchange was R$36.20 (US$11.57) and (ii) ADS on the NYSE was US$11.19.

On April 27, 2004, our Board of Directors approved a share buyback program of up to 4,705,880 shares (adjusted to give effect to the share split and regrouping effective on May 31, 2004). Purchases are authorized to be made during the 90 days starting on April 28, 2004 and will be made in accordance with the limits and provisions of CVM’s Instruction #10/80.

Trading on the Brazilian Stock Exchanges

Since April 28, 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA) has been Brazil’s only stock exchange.

The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has one open outcry trading session each day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted during this time on an automated system called Sistema de Negociação Assistida por Computador, or CATS. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Off-exchange trading may be effected in certain circumstances, although this type of trading is very unusual.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the São Paulo Stock Exchange’s clearinghouse, Companhia Brasileira de Liquidação e Custódia – CBLC. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

As of December 31, 2003, the aggregate market capitalization of the 391 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$234.2 billion, and the five largest companies represented approximately 34.8% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal stockholder. As of December 31, 2003, approximately 23.7% of the market capitalization of all listed companies on the São Paulo Stock Exchange was controlled, directly or indirectly, by the Brazilian Government. As of December 31, 2003, we accounted for approximately 1.7% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Although the Brazilian equity market was Latin America’s largest in terms of market capitalization, expressed in U.S. dollars as of December 31, 2003, it is relatively small and illiquid compared to major world markets. In 2003, the average daily trading value on the São Paulo Stock Exchange was approximately US$272 million. In 2003, the five most actively traded equity issues represented approximately 39% of the total value of equity issues traded on the São Paulo Stock Exchange.

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

The following table reflects the fluctuations in the IBOVESPA index (the São Paulo Stock Exchange index) during the periods indicated:

IBOVESPA Index

	High	Low	Close
2001	17,889	10,005	13,577
2002	14,471	8,370	11,268
2003	22,236	9,994	22,236
2004 (1st Q)	24,349	20,763	22,142

The IBOVESPA index closed at 20,334 on June 17, 2004.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10.D. Exchange Controls”.

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

Under the Brazilian Corporate Law, a company is either public, a “companhia aberta,” such as us, or private, a “companhia fechada”. All public companies are registered with the CVM and are subject to reporting requirements.

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

Item 10. Additional Information

B. Memorandum and Articles of Association

Registration and Objects and Purposes

We are registered under number 15,910 in the Department of Trade Registration. Our purpose is “the manufacture, transformation, marketing, including import and export of steel products and by-products derived from steel manufacturing, as well as exploring any other related or similar activities, which are directly or indirectly related to [our] purposes, such as: mining, cement and carbochemical businesses, manufacture and assembly of metallic structures, construction, transportation, navigation [and] port activities”.

Directors’ Powers

A description of the general duties and powers of our Board of Directors may be found in “Item 6.A. Directors and Senior Management”. A director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests. Our stockholders must approve the total compensation of our management. The Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. The Brazilian Corporate Law requires that a director be a shareholder of the company, but no minimum amount of shares is required to be owned.

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

Capital Stock

Our share capital is comprised of Common Shares, all without par value. Our issued and outstanding capital stock is comprised of 286,917,045 Common Shares. Our total authorized capital stock is limited to 400,000,000 shares. There are currently no classes or series of preferred shares issued or outstanding. The limit on our authorized capital stock may be increased only by an amendment of our By-laws, through the vote of the holders of our Common Shares at a stockholders’ meeting. Our Board of Directors may authorize the issuance of shares within the limit on the authorized capital stock without the necessity of additional stockholder action. We may purchase our own shares for purposes of cancellation or maintenance in the treasury subject to certain limits and conditions established by the CVM and the Brazilian Corporate Law.

Calculation of Distributable Amount

At each annual stockholders’ meeting, the Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to our “net profits,” as further:

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

Mandatory Dividend

Under our By-laws, we are required to distribute to stockholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the “Mandatory Dividend”) in any particular year (the amount of which shall include any interest paid on capital during that year). See “Additional Payments on Stockholders’Equity” below. In addition to the Mandatory Dividend, the Board of Directors may recommend that stockholders receive an additional payment of dividends from other funds legally available therefor. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the annual stockholders’ meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported to the stockholders and to the CVM.

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

Additional Payments on Stockholders’ Equity

Since January 1, 1996, Brazilian companies have been permitted to pay interest on stockholders’ equity to holders of equity securities and to treat those payments as an expense for Brazilian income tax purposes. The amount paid may not exceed the greater of (i) 50% of net income (before taking into account any such payment or any tax deductions attributable thereto) for the relevant period or (ii) 50% of prior year retained earnings. The calculation is based on stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the TJLP as determined by the Brazilian Central Bank from time to time (currently approximately 10.0% per annum).

Liability for Further Capital Calls

Generally, a stockholder’s liability under the Brazilian Corporate Law is limited to the issue price of the subscribed or purchased shares. There is no obligation of a stockholder to participate in additional capital calls.

Voting Rights

Each Common Share entitles the holder of that share to one vote at meetings of our stockholders.

According to a CVM ruling applicable to us, stockholders that represent at least 5% of our Common Shares may request cumulative voting in a Board of Directors’ election.

Under the Brazilian Corporate Law, a non-controlling shareholder holding at least 15% of our Common Shares has the right to appoint a member to our Board of Directors. If no shareholder meets the 15% threshold, shareholders holding at least 10% of our Common Shares are entitled to combine their holdings to appoint one member of our Board of Directors.

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

A General Meeting may be held if stockholders representing at least one-quarter of the voting capital are present. A stockholder may be represented at a General Meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a stockholder, a company officer or a lawyer. For a public company, such as us, the attorney-in-fact may also be a financial institution. If no quorum is present, notice must again be given in the same manner as described above, except no fewer than eight days prior to the scheduled meeting date, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A stockholder without a right to vote may attend a General Meeting and take part in the discussion of matters submitted for consideration.

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

Preemptive Rights

Except for cases provided for in the Brazilian Corporate Law (e.g., mergers and public offerings), each of our stockholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by Common Shares, holders of ADSs will have preemptive rights to subscribe only to newly issued Common Shares. In the event of a capital increase which would reduce the proportion of capital represented by Common Shares, holders of ADSs will have preemptive rights to subscribe for Common Shares, in proportion to their shareholdings, only to the extent necessary to prevent dilution of their interest in CSN.

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

Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians

There are no restrictions on ownership or voting of our Common Shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations. See “Item 10.D. Exchange Controls”.

Changes in Control

As described under “Item 7.A. Major Shareholders,” Vicunha Siderurgia agreed in the BNDESPAR Agreement to maintain at least a 46.0% interest in CSN while its debentures are outstanding. BNDESPAR may also veto a corporate reorganization of CSN.

Share Ownership Disclosure

There are no provisions in our By-laws governing the ownership threshold above which shareholders ownership must be disclosed. Regulations enacted by the CVM require the disclosure of the acquisition of (i) 5% of the voting stock of a listed company, (ii) additional acquisitions by a controlling stockholder and (iii) the purchase of shares by members of the Board of Executive Officers, members of the Fiscal Council (if any) and certain relatives of those persons.

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

C. Material Contracts

We have not entered into any material contracts other than contracts in the ordinary course of business in the last two years.

D. Exchange Controls

There are no restrictions on ownership or voting of our Common Shares by individuals or legal entities domiciled outside Brazil. See “Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians” under “Item 10.B. Memorandum and Articles of Association”. However, the right to convert dividend payments and proceeds from the sale of Common Shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations.

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

The previous investment regulations, the Annex IV Regulations, have ceased to exist. Prior to Resolution 2689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the São Paulo Stock Exchange, without obtaining separate Certificates of Registration for each transaction. Investors under Resolution No. 2689, as amended, are also generally entitled to favorable tax treatment. See “Item 10.E.1. Brazilian Tax Considerations”.

A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR Depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary. Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the Common Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for Common Shares, that holder will be entitled to continue to rely on our ADR Depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the Common Shares are held pursuant to Resolution 2689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those Common Shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E.1. Brazilian Tax Considerations”.

A non-Brazilian holder of Common Shares may experience delays in obtaining a Certificate of Registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. See “Item 3.D.2. Risk Factors Relating to Brazil -- Controls and Restrictions on U.S. Dollar Remittances”.

For a description of the foreign exchange markets in Brazil, see “Presentation of Financial and Other Information”.

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

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend (including payments considered “interest” in respect of stockholders’ equity under Brazilian Law) paid (before reduction for Brazilian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) as income when the dividend is actually or constructively received by the U.S. Holder, in the case of Common Shares, or by our ADR Depositary, in the case of ADSs. If you are a noncorporate U.S. Holder, dividends paid to you before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the Common Shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Common Shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the Common Shares or ADSs are readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Common Shares or ADSs and thereafter as capital gain.

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

Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of Common Shares or ADSs will not be subject to United States federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from Common Shares or ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax”. You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

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

Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax”. You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

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

A U.S. Holder that makes a mark-to-market election must include for each year in which the U.S. Holder’s Common Shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the Common Shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted basis in the Common Shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted basis over the fair market value of the Common Shares or ADSs at the close of the taxable year, but only to the extent of the net amount of previously included mark-to-market inclusions. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Your basis in the Common Shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

H. Documents on Display

Any documents that we filed with the SEC, including this document and its exhibits, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants, such as CSN, that file electronically with the SEC at ‹http://www.sec.gov›.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of our financial assets, liabilities or expected future cash flows and earnings. We developed policies aimed at managing the volatility inherent in certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts. Because the derivatives we use for these purposes are only used as hedges and not for trading purposes, our exposure to market risk created by these derivatives is offset by the opposite exposure arising from the asset, liability or transaction being hedged.

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

The VAR approach that we use is the “Analytical Method” or “Variance/Covariance Method,” which assumes that the distribution of returns from assets and liabilities are normal. The model uses historic volatility and correlation data to predict how markets are likely to move in the future and states that the total market risk of a financial position is a function of two factors: volatilities and correlations. To the extent that price movements of assets and liabilities are not perfectly correlated, there will be a diversification effect. The total market risk of the position will be less than the direct summation of individual components.

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

The following table shows the potential losses that we would incur on a daily basis in the case of VAR calculations for 95% and 99% confidence levels and the potential losses (gains) that we would incur in the case of the stress test sensitivity analysis on the date the extreme scenario is assumed to occur, in each case for our principal categories of financial instruments and positions, based on values as of December 31, 2003:

	Daily VAR(1)		Stress Test(2)

	95%	99%

	(In millions of US$)
Current assets(3)	2.1	3.0	56.3
Debt	2.5	3.5	(84.3)
Net debt(4)	0.0	0.7	(28.0)
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

(2)

The following assumptions were used in the stress test calculations: on January 1, 2004, the interest rate on real-denominated instruments increased from the 2003 year-end level by 70% in January and February and by 50% in March, then falling by 5% each month thereafter, until reaching 15%, where it will remain for the balance of 2004; the interest rate on U.S. dollar-denominated instruments in Brazil increased to 30% per annum in January and February and then decreased to 12% for the balance of the year; the real devalued 30% against the U.S. dollar on January 1, 2004; and on January 1, 2004, the average cost of our dollar-denominated debt increased by 350 basis points (i.e., 3.5 percentage points).

(3)	Current assets consist of cash and cash equivalents.
(4)	Net debt consists of debt minus current assets.

The data in the foregoing table constitute forward-looking statements. See “Cautionary Statement with Respect to Forward-Looking Statements”.

PART II

Item 15. Disclosure Controls and Procedures

An evaluation as of December 31, 2003 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective. No significant deficiencies and material weaknesses were identified that required corrective action.

Item 16.

A. Audit Committee Financial Expert

In connection with our decision whether to create an audit committee or establish an exemption from the SEC’s rule on audit committees (see “Item 6.A.3. Audit Committee”), we will make a determination whether any of the members of our Board of Directors constitutes an “audit committee financial expert”.

B. Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including all of our executive officers. Our code of ethics is available on our website at ‹http://www.CSN.com.br›.

C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2002 and 2003, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) acted as our independent auditors. During fiscal year 2003, we hired Deloitte to carry out other work not directly related to the auditing of our financial statements, largely consisting of consultancy on tax matters; those services do not infringe Deloitte’s independence, and the total amount paid in connection with those services did not exceed 5% of the total fees paid for the external audit services. The following table describes the services rendered and the remuneration paid.

	Year ending December 31,
	2002	2003
	(In thousands of US$)
Audit Fees	583	390
Audit-Related Fees	542	148
Tax Fees	205	51
All Other Fees	--	60

Total	1,330	649

“Audit Fees” are the aggregate fees billed by Deloitte for the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte for services that are reasonably related to the performance of the audit or review of our financial statements. “Tax Fees” are fees for professional services rendered by Deloitte for tax compliance services. Fees disclosed under the category “All Other Fees” represent services rendered in 2003 related to assistance in updating fixed asset registers for our subsidiary, CISA.

Pre-approval Policies and Procedures

We have not yet made a decision whether to create an Audit Committee or to establish an exemption from the SEC’s rule on audit committees (see “Item 6.A.3. Audit Committee”). We have until July 31, 2005 to select one of these alternatives. Until we make a decision, our board of directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by Deloitte.

PART III

Item 18. Financial Statements

The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu thereon, are filed as part of this Annual Report.

Page
Independent Auditors’ Report	F-R
Consolidated financial statements:
Balance sheets as of December 31, 2002 and 2003	FS-1
Statements of income for the years ended December 31, 2001, 2002 and 2003	FS-3
Statements of cash flows for the years ended December 31, 2001, 2002 and 2003	FS-4
Statements of changes in stockholders’ equity for the years ended	FS-6
December 31, 2001, 2002 and 2003
Notes to consolidated financial statements	FS-8

Item 19. Exhibits

Exhibit Number	Description

1.1	By-laws of CSN, as amended to date.*
2.1

Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended on November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-115078) filed with the SEC on April 30, 2004).

4.1	Casa de Pedra Mine Agreement, dated March 15, 2001, by and between CSN and Companhia Vale do Rio Doce.*
4.2	Pre-Emption Agreement for the Acquisition of Stocks, Participation in our Control Premium, dated March 9, 2001, by and among BNDES Participações S.A. and the controlling persons of Vicunha Steel.*
4.3

Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.*

4.4

First Re-ratification, dated March 9, 2001, of the Private Deed, dated February 6, 2001 for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.*

4.5

Second Re-ratification, dated March 12, 2001, of the Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.*

4.6

Third Re-ratification, dated February 14, 2002, of the Private Deed, dated February 6, 2001, for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.*

4.7	Shareholders’ Agreement, dated March 9, 2001, as amended, between Vicunha Siderurgia S.A. and BNDES Participações S.A.*
12.1	Section 302 Certification of Chief Executive Officer and Acting Chief Financial Officer.
13.1	Section 906 Certification of Chief Executive Officer and Acting Chief Financial Officer.**

____________________ (*) English translation. (**) Furnished, not filed.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 23, 2004	Companhia Siderúrgica Nacional

	By:	/s/ Lauro Henrique Rezende

Name: Lauro Henrique Rezende
Title: Investments Executive Officer

	By:	/s/ Otávio de Garcia Lazcano

Name: Otávio de Garcia Lazcano
Title: Financial Director

Companhia Siderúrgica Nacional

Consolidated Financial Statements
For the years ended December 31, 2001, 2002 and 2003
And Independent Auditors' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional:

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional (a Brazilian corporation) and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil,

May 25, 2004, except for Note 23 (g) and (h) as to which the date is June 3, 2004 and for Note 23 (i) and (j), as to which the dates are June 15 and June 18, 2004, respectively.

Companhia Siderúrgica Nacional

Consolidated Balance Sheets Expressed in millions of United States dollars, except share data

Assets	As of December 31,
	2002	2003
Current assets
Cash and cash equivalents	356	1,251
Trade accounts receivable, net	421	368
Inventories	210	281
Derivative assets	400	79
Taxes recoverable	44	105
Deferred income taxes	124	131
Advances to suppliers	10	51
Prepaid expenses	13	18
Others	12	26

	1,590	2,310

Property, plant and equipment, net	1,527	1,874

Investments in affiliated companies and other investments	8	85

Other assets
Accounts receivable	10	10
Restricted deposits for legal proceedings	126	173
Taxes recoverable	29	36
Deferred income taxes	166	295
Prepaid expenses	27	28
Investments for sale	71	81
Debt and equity securities	32	33
Others	69	92

	530	748

	3,655	5,017

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and stockholders' equity	As of December 31,
	2002	2003
Current liabilities
Trade accounts payable	158	152
Payroll and related charges	29	34
Taxes payable	21	194
Interest on stockholders’ equity accrued	83	85
Current portion of long-term debt	30	27
Short-term debt and advances on export contracts	979	430
Accrued finance charges	56	72
Derivative liabilities	298	199
Others	78	35

	1,732	1,228

Long-term liabilities
Accrued pension cost	179	224
Long-term debt and debentures	996	2,274
Accrual for contingencies	196	424
Taxes payable	17	52
Others	28	8

	1,416	2,982

Stockholders' equity
Common stock – 400,000,000 shares (no par value) authorized – 286,917,045 shares issued and outstanding	2,447	2,447
Capital surplus	53	53
Retained earnings (accumulated loss)
Appropriated	282	255
Unappropriated	(363)	(60)
Accumulated other comprehensive loss
Cumulative translation adjustments	(1,912)	(1,888)

	507	807

	3,655	5,017

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Income Expressed in millions of United States dollars, except share data

	Years ended December 31,
	2001	2002	2003
Operating revenues
Domestic sales	1,860	1,570	1,843
Export sales	218	599	1,077
	2,078	2,169	2,920
Sales taxes, discounts, returns and allowances	362	327	372
Net operating revenues	1,716	1,842	2,548
Cost of products sold	958	994	1,457
Gross profit	758	848	1,091
Operating expenses
Selling	82	127	176
General and administrative	109	110	96
Others	73	47	133
	264	284	405
Operating income	494	564	686

Non-operating income (expenses), net
Financial income	92	466	(260)
Financial expenses	(381)	(219)	(304)
Foreign exchange and monetary gain (loss), net	(396)	(1,087)	426
Gain on sales of long-term investments	643	-	-
Others	36	(30)	14
	(6)	(870)	(124)
Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	488	(306)	562
Income taxes
Current	2	25	(125)
Deferred	48	190	88
	50	215	(37)
Equity in results of affiliated companies	(30)	(71)	9
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	508	(162)	534
Extraordinary item, net of income taxes	13	-	-
Cumulative effect of a change in accounting principle, net of income taxes	6	-	-
Net income (loss)	527	(162)	534
Basic and diluted earnings per common share (in U.S. dollars)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	1.77	(0.56)	1.86
Extraordinary item, net of income taxes	0.05	-	-
Cumulative effect of a change in accounting principle, net of income taxes	0.02	-	-
Basic and diluted earnings (loss) per common share	1.84	(0.56)	1.86
Weighted average number of common shares outstanding (in thousands)	286,917	286,917	286,917

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Cash Flows Expressed in millions of United States dollars

	Years ended December 31,
	2001	2002	2003
Cash flows from operating activities
Net income (loss)	527	(162)	534
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	117	122	119
Foreign exchange and monetary loss (gain), net	396	1,087	(426)
Accrual for contingencies	48	24	189
Accrual for derivatives	-	(112)	211
Residual value of equipment retired	6	30	31
Deferred income taxes	(48)	(190)	(88)
Equity in results of affiliated companies	30	45	(9)
Gain on sales of long-term investments	(643)	-	-
Gain on debt extinguishment, net of income taxes	(13)	-	-
Others	30	38	(28)

Decrease (increase) in operating assets
Trade accounts receivable and other	(204)	(168)	112
Inventories	12	11	(24)
Taxes recoverable	(84)	50	(52)
Prepaid expenses	(10)	(51)	2
Restricted deposits for legal proceedings	(29)	(21)	(11)
Others	36	(7)	(21)

Increase (decrease) in operating liabilities
Derivative liabilities, net	-	-	(35)
Suppliers	(38)	48	(41)
Taxes payable	10	5	195
Payroll and related charges	-	6	(14)
Accrued pension cost	18	-	(9)
Accounts payable in installments	(6)	-	-
Others	55	51	(66)

Net cash provided by operating activities	210	806	569

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,
	2001	2002	2003
Cash flows from investing activities
Additions to property, plant and equipment	(430)	(264)	(210)
Acquisition of investments	(62)	(42)	(34)
Disposition of investments	1,293	-	-
Loans to related parties	(9)	(13)	(4)

Net cash provided by (used in) investing activities	792	(319)	(248)

Cash flows from financing activities
Short-term debt, net borrowings and repayments	81	(263)	(709)
Long-term debt
Proceeds	779	536	1,517
Repayments	(884)	(561)	(35)
Dividends and interest on stockholders’ equity paid	(1,227)	(60)	(278)

Net cash provided by (used in) financing activities	(1,251)	(348)	495

Effects of changes in exchange rates on cash and cash equivalents	(109)	(113)	79

Increase (decrease) in cash and cash equivalents	(358)	26	895

Cash and cash equivalents, beginning of year	688	330	356

Cash and cash equivalents, end of year	330	356	1,251

Cash paid during the year for:
Interest, net of interest capitalized	201	145	166
Income tax and social contribution, including withholding income tax	64	13	51

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Changes in Stockholders' Equity Expressed in millions of United States dollars
	Years ended December 31,
	2001	2002	2003

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	(24)	-	-
Write off of treasury stock	24	-	-

Balance, end of year	-	-	-

Accumulated other comprehensive loss Cumulative translation adjustments
Balance, beginning of year	(1,807)	(1,978)	(1,912)
Change in the year	(171)	66	24

Balance, end of year	(1,978)	(1,912)	(1,888)

Unrealized gain (loss) on available-for-sale security
Balance, beginning of year	(16)	-	-
Change in the year	24	-	-
Tax effect on above	(8)	-	-

Balance, end of year	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,
	2001	2002	2003
Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	543	416	226
Addition to reserve	-	-	169
Transfer to unappropriated retained earnings	(127)	(190)	(226)
Balance, end of year	416	226	169

Legal reserve
Balance, beginning of year	93	85	56
Addition to reserve	-	-	18
Transfer from (to) unappropriated retained earnings	(8)	(29)	12
Balance, end of year	85	56	86

Total balance, end of year	501	282	255

Unappropriated retained earnings
Balance, beginning of year	(112)	(277)	(363)
Net income (loss)	527	(162)	534
Dividends and interest on stockholders’ equity declared	(831)	(143)	(258)
Adjustments relating to investments by affiliates	4	-	-
Appropriation (to) from reserves	135	219	27
Balance, end of year	(277)	(363)	(60)

Total retained earnings (accumulated loss)	224	(81)	195

Total stockholders' equity	746	507	807

Comprehensive income (loss)
Net income (loss)	527	(162)	534
Translation adjustments for the year	(171)	66	24
Unrealized gain on available-for-sale security, net of income taxes	16	-	-

Total comprehensive income (loss)	372	(96)	558

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1   The Company and its operations

Companhia Siderúrgica Nacional is a publicly-held company; incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as “CSN” or “the Company”).

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and is Brazil 's sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines, in the State of Minas Gerais , which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others. The Company's consolidated subsidiaries are:

			Ownership (%)
	2002		2003		Main Ativities
	Direct	Indirect	Direct	Indirect
CSN Overseas	100.00	-	100.00	-	Financial Operations
INAL - Indústria Nacional de Aços Laminados - S.A. (1)	99.99	-	99.99	-	Steel Products Service Center
CSN Energia S.A.	99.90	-	99.90	-	Trading of Electric Power
CSN Energy Corp.	100.00	-	100.00	-	Participation in other companies through equity stakes
CSN Export Co.	-	-	100.00	-	Trading company
CSN Islands Corp.	100.00	-	100.00	-	Financial Operations
CSN Islands II Corp.	-	-	100.00	-	Financial Operations
CSN Islands III Corp.	-	-	100.00	-	Financial Operations
CSN Islands IV Corp.	-	-	100.00	-	Financial Operations
CSN Islands V Corp.	-	-	100.00	-	Financial Operations
CSN Islands VII Corp.	-	-	100.00	-	Financial Operations
CSN Islands VIII Corp.	-	-	100.00	-	Financial Operations
CSN Participações Energéticas S.A.	99.70	-	99.70	-	Participation in other companies through equity stakes
CSN I S.A.	99.67	-	99.67	-	Steel Marketing
Cia. Siderúrgica do Ceará	99.99	-	99.99	-	Steel Marketing
FEM – Projetos, Construções e Montagens S.A.	99.99	-	99.99	-	Mantainance and technical assistance
Cia. Metalic Nordeste	99.99	-	99.99	-	Metallurgy
CSN Steel Corp.	100.00	-	100.00	-	Participation in other companies through equity stakes
CSN Energy Corp.	100.00	-	100.00	-	Participation in other companies through equity stakes
Energy I Corp.	-	100.00	-	100.00	Participation in other companies through equity stakes
CSN Cayman Ltd.	0.01	99.99	0.01	99.99	Trading company
Management Services Co.	-	100.00	-	100.00	Services

CSN Panama, S.A.	99.99	-	99.99	-	Participation in other companies through equity stakes
CSN Iron, S.A.	-	100.00	-	100.00	Financial Operations
CSN Aceros, S.A. (2)	-	-	-	100.00	Participation in other companies through equity stakes
Sepetiba Tecon S.A.	-	-	20.00	80.00	Maritime port services
Tangua Inc.	-	100.00	-	100.00	Participation in other companies through equity stakes
CSN Holding LLC	-	100.00	-	100.00	Participation in other companies through equity stakes
CSN Partner LLC	-	100.00	-	100.00	Participation in other companies through equity stakes
Companhia Siderúrgica Nacional LLC	-	100.00	-	100.00	Steel Marketing
(1)
INAL – Indústria Nacional de Aços Laminados S.A. – INAL includes what used to be CISA – CSN Indústria de Aços Revestidos S.A . In December 2002, the investment in INAL was transferred to CISA. On April 30, 2003, INAL merged into CISA, and thereafter CISA changed its name to INAL.

(2)	CSN Aceros , S.A. – In November 2003, the Company increased its equity participation from 37.5% to 100%, by acquiring the interest previously held by Companhia Vale do Rio Doce. See Note 10.

2   Summary of significant accounting policies

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company's consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Although these estimates are based on the Company's knowledge of current events and actions that the Company may undertake in the future, actual results may vary from estimates.

(a)   Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52” ).

As from July 1, 1997, the Company concluded that the Brazilian economy had ceased to be highly inflationary and changed its functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais ). Accordingly, at July 1, 1997, the Company translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. At each period ended after July 1, 1997, the Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$3.5333 and R$2.8892 to US$1.00 at December 31, 2002 and 2003, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency, which were previously not translated) at the average rates prevailing during the period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

Stockholders' equity included in the financial statements presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the U.S. dollar exchange rate and in the indices mandated for indexation of the statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)   Basis of consolidation

The financial statements of all majority-owned subsidiaries that CSN controls have been consolidated. All significant intercompany accounts and transactions have been eliminated. The financial statements of all subsidiaries have been prepared in accordance with US GAAP.

(c)   Inventories

Inventories are stated at the lower of the average actual cost to purchase or manufacture the inventory or the current estimated market value. Allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

(d)   Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee's outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee, but not the control. Joint ventures in which the Company has a majority interest, but, through stockholders' agreements, does not have effective management control are also accounted for under the equity method. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and interest stockholders' equity. Losses are provided on equity investments with negative stockholders' equity where applicable.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115” ).

Other investments are accounted for at cost .

(e)   Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest incurred during the construction period of major new facilities. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings - 25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years.

Costs of developing iron ore and other mines or expanding the capacity of operating mines are capitalized and charged to operations on the units-of-production method based on the total quantity to be recovered. These costs have not been material for the years presented.

Maintenance expenses, including those related to programmed maintenance of the Company's blast furnaces, are charged to the cost of production as incurred.

(f)   Recoverability of long lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144” ), management reviews long lived assets, primarily property, plant and equipment to be used in the business, for the purpose of determining and measuring impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. SFAS 144 requires the recognition of an impairment loss when the estimate of undiscounted future operating cash flows expected to be generated by the asset is less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, as determined based on quoted market prices, discounted cash flows or appraisals.

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

Expenditures relating to ongoing compliance with environmental regulations are charged to earnings or capitalized, as appropriate. Capitalization is considered appropriate when the expenditures relate to items that will continue to provide benefits to the Company and primarily pertain to the acquisition and installation of equipment for control of air and effluent emissions. These ongoing programs are designed to minimize the environmental impact of the Company's mining and steel operations and are also expected to reduce costs that might otherwise be incurred on cessation of mining activities.

(i)   Research and development

Expenditures for research and development of new products for the year ended December 31, 2003 were US$8 (being US$8 in 2002 and 2001). All such costs are expensed as incurred.

(j)   Accrued pension cost

SFAS No. 87 “Employers Accounting for Pensions” (“SFAS 87” ) has been applied as from the beginning of the earliest year presented in these financial statements. However, amortization of the net transition obligation existing at January 1, 1995, when the Company first adopted SFAS 87, has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

The Company provides disclosures related to its employee pension and post-retirement benefits in accordance with SFAS No. 132 (revised 2003) “Employers' Disclosure About Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”). This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits , which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required disclosures are presented in Note 14.

(k)   Employee profit participation plan

The parent Company sponsors an employee profit participation plan for all parent Company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company's statutory financial statements. The plan establishes the distribution of up to 2.5% of annual EBITDA, provided the EBITDA margin (EBITDA as a percentage of revenues) is at least 33%, limited by two wages per employee in 2003. Expenses related to the employee profit participation plan are recorded under general and administrative expenses and amounted to US$12, US$17 and US$16 in 2001, 2002 and 2003, respectively.

(l)   Compensated absences

A liability for employee compensation of vacation benefits is recognized on the accrual basis of accounting.

(m)   Income taxes

SFAS No. 109 “Accounting for Income Taxes” has been applied for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the tax basis of non-monetary assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets, and a valuation allowance is recorded when management believes it to be more likely than not that deferred tax assets will not be fully recovered in the future.

(n)   Statements of cash flows

Cash flows relating to overnight financing and investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(o)   Earnings per share

The Company presents its earnings per share in accordance with SFAS No. 128 “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the year. Because the Company does not have any potentially dilutive common shares outstanding, diluted earnings per share is equal to basic earnings per share. The common shares of the Company are traded in stock markets in thousands of shares, and earnings per share are presented per thousand shares. The effects of stock splits are reflected retroactively in the calculation of earnings per share for all periods presented.

(p)   Concentration of credit risk

Financial instruments that potentially subject CSN to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. CSN limits its credit risk associated with cash and cash equivalents by placing its investments with highly-rated financial institutions in very short-term applications. With respect to trade accounts receivable, CSN limits its credit risk by performing ongoing credit evaluations and, depending on the results of the evaluation, requiring letters of credit, guarantees or collateral. CSN's products are utilized in a wide variety of industry segments, therefore accounts receivable and sales are not concentrated in one single industry and, accordingly, management does not believe significant concentration of credit risk exists.

(q)   Comprehensive income (loss)

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130” ) requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income (loss) statement as part of the consolidated statements of changes in stockholders' equity.

(r)   Interest attributed to stockholders

As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 10%, 10% and 11.50% for years 2001, 2002 and 2003, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is generally withheld from interest payments at the rate of 15%. The Company opted to pay such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2003 with a direct charge to stockholders' equity.

(s)   Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131” ) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 18.

(t)   Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 17. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Based on an assessment of the initial recognition and measurement requirements, implementation of this interpretation did not result in any material impact to the Company's financial position, results of operations or cash flows.

(u)   Derivative Financial Instruments

As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS Nos. 137, 138 and 149. Those standards require that the Company recognize all derivative financial instruments as either assets or liabilities on the Company's balance sheet and measure such investments at fair value. Changes in fair value are recognized each period in current results.

In April 2003, FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149” ), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133. SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003, and is to be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

Refer to Note 20 for additional derivatives information.

3   Recently issued accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46” ), which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, relating to consolidation of certain entities. First, FIN 46 will require identification of the Company's participation in variable interest entities (VIE), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. The effective date for FIN 46 (revised) was partially delayed (for most public companies until no later than the end of the first reporting period ending after March 15, 2004). The delay notwithstanding, public companies must apply either FIN 46 or FIN 46 (revised) to special-purpose entities (SPEs) created after February 1, 2003 no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

See Note 22 for disclosure of the Company's variable interest entities.

In May 2003, FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150” ). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects the company's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of SFAS 150 will not have a material impact on its financial position, results of operations or cash flows.

4   Business combinations

  Companhia Siderúrgica Nacional LLC

On July 16, 2001, Companhia Siderúrgica Nacional LLC, an indirect wholly-owned subsidiary, purchased a flat-rolled steel processing facility in Terre Haute , Indiana from Heartland Steel, which was operating under bankruptcy protection, for approximately US$55 and the assumption of US$19 of debt. The acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at fair value.

  Cia Metalic Nordeste (“Metalic”)

In November 2002, the Company acquired 100% of the shares of Cia Metalic Nordeste (“Metalic”) as part of its strategy to expand into the tin-coated products market. Metalic is the only two-piece steel can producer in Brazil , and it has approximately 40% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil . Metalic was acquired from members of the Steinbruch family, who also have an interest in the Company. The total purchase price paid amounted to R$108.5 million (US$30) and was paid in 12 monthly installments, which commenced in November 2002, indexed as of July 1, 2002 by the General Market Price Index (“IGPM”) published by the Fundaçao Getúlio Vargas, plus interest of 12% per year. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on their respective fair values. As a result of this transaction, the Company initially recognized goodwill in the amount of US$46, which was classified in other assets in 2002 pending completion of purchase accounting. In December 2003, the Company reclassified the amount of US$20 of the goodwill to property, plant and equipment to reflect the fair value of Metalic's assets acquired in November 2002, and the remaining balance of US$26 (see Note 10) was recorded as goodwill as of December 31, 2003, completing the accounting of this purchase according to SFAS 141.

  Lusosider

In June 2003, the Company, through its subsidiary CSN Steel Corp., acquired a 50% stake in Lusosider Projectos Siderúrgicos S.A., a Portuguese steel company producing hot-dip galvanized products and tin mill products, for EUR10.84 million (US$12). This acquisition was treated as a purchase. The effects on the Company's financial position and results of operations were not material. The investment is being accounted for in accordance with the equity method. This transaction was made in line with the Company's planning for international development.

  CSN Aceros , S.A.

On November 30, 2003, the Company and CVRD entered into a share purchase and sale contract. The Company became, through its subsidiary CSN Panama, S.A. , the majority shareholder of Sepetiba Tecon S.A., increasing its interest from 37.5% to 100% in CSN Aceros, S.A. The Company initially recognized goodwill in the amount of US$25 and classified the goodwill under other assets in the Balance Sheet for the year ended December 31, 2003. This transaction is being accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Such allocation will be completed before November 2004.

5   Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for the three years presented herein are: federal income tax and social contribution, 25% and 9%, respectively, for the whole period. However, the deferred tax balances at each year-end are computed at the rates to be in force in the subsequent year, according to enacted laws (33% at December 31, 2001, 34% at December 31, 2002 and 2003 for federal income tax plus social contribution). The amounts reported as income tax expense in these financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,
	2001	2002	2003
Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting Principle	488	(306)	562
Federal income tax and social contribution at statutory rates	(161)	104	(191)
Adjustments to derive effective tax rate
Interest on stockholders' equity	13	27	29
Nontaxable income (loss) from operations outside Brazil	214	7	60
Reversal of tax contingencies	-	32	-
Others	(16)	45	65
Tax benefit (expense) per income statements	50	215	(37)

The major components of deferred income tax accounts in the balance sheet are as follows:

	As of December 31,
	2002	2003
Current assets
Tax loss carryforwards	40	53
Non-deductible accrued expenses	84	78
Net current deferred tax assets	124	131
Non-current assets
Tax loss carryforwards	70	109
Non-deductible accrued expenses	50	123
Accrued pension cost	59	76
	179	308
Non-current liabilities
Property, plant and equipment – basis difference	13	13
	13	13
Net non-current deferred tax assets	166	295

Management believes that the deferred tax assets are fully realizable and therefore that no valuation allowance is required.

The deferred tax assets related to income tax loss carryforwards and social contribution negative basis carryforwards, in the amounts of US$155 (US$88 in 2002) and US$7 (US$22 in 2002), respectively, as of December 31, 2003, were recognized based on the history of CSN's profitability and on the expectation of future profitability. These benefits are expected to be completely realized within five years. Tax loss carryforwards do not expire under Brazilian tax law.

6   Cash and cash equivalents

	As of December 31,
	2002	2003
Cash in hand and bank deposits
Local currency	37	27
Time deposits (up to 90 days)
Local currency	257	783
U.S. dollars	62	441
Total	356	1,251

Management has been investing surplus cash in investment funds comprised, mainly, in short-term Brazilian Government bonds.

7   Trade accounts receivable

	As of December 31,
	2002	2003
Domestic	340	309
Export - Denominated in U.S. dollars	109	107
	449	416
Allowance for doubtful accounts	(28)	(48)
Total	421	368

During 2001, 2002 and 2003, the Company recorded receivables aggregating US$168 (translated at the December 31, 2003 exchange rate) in respect of its MAE electric energy sales, based on prices furnished by the MAE.

In May 2002, the Agência Nacional de Energia Elétrica – ANEEL issued Order No. 288, which retroactively imposed additional transmission costs, resulting in changes in the electric energy prices which the Company relied on. Therefore, in 2002, the Company made a US$24 provision to reflect these changes in electric energy prices. As a result of a partial settlement of the receivables related to these MAE sales, the Company received US$26 in December 2002 and US$95 in 2003 (translated at the December 31, 2003 exchange rate).

The balance of MAE receivables on December 31, 2003 aggregated US$32, which is due by the electric power companies that have obtained a preliminary injunction suspending the payments. The Company understands that no allowance for doubtful accounts is necessary, since measures are being executed by the Company and by official sector agencies to collect the pending payments. See Note 23.

No single customer accounted for more than 10% of total trade accounts receivable at December 31, 2002 or 2003, or total revenues in any of the three years in the period ended December 31, 2003. As of December 31, 2002 and 2003, the Company fully provided for the receivables from certain customers, after negotiations over past due accounts failed.

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

The Company's investment in Light – Serviços de Eletricidade S.A. was classified as available-for-sale under the provisions of SFAS 115. Accordingly, the unrealized holding losses, net of taxes, were excluded from income and recognized as a separate component of stockholders' equity (other comprehensive loss). As a result of this sale, the unrealized loss in the amount of US$16 (net of income tax effects) as of December 31, 2000 was reversed against the gain, which was recognized in the consolidated statement of income for the year ended December 31, 2001.

On December 31, 2000, agreements were signed for the purpose of eliminating existing cross-holdings between CSN and CVRD. Under these agreements CSN sold 32,926,078 ordinary shares issued by Valepar S.A. , corresponding to 8.4739% of the shares issued by CVRD, for an amount equivalent to US$1,313, to BRADESPAR S.A, BRADESPLAN Participações S.A. and Litel Participações S.A. , with the financial closing taking place in March 2001. The gain on this transaction was US$458, which is recorded under non-operating income (expenses), net – gain on sales of long-term investments in the consolidated statements of income for the year ended December 31, 2001.

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

As of December 31, 2003, the investments in Inepar-Ind. and Itá Energética S.A. in the amounts of US$6 and US$75, respectively, were recorded in investments for sale within other assets.

9   Inventories

	As of December 31,
	2002	2003

Finished products	73	69
Products in process	38	45
Raw material	43	83
Spare parts and maintenance supplies	49	81
Other	7	3
Total	210	281

10   Investments in affiliated companies and other investments

	As of and for the years ended December 31,
	Direct Ownership 2002	Direct Ownership 2003	Investments		Equity in results of affiliated companies
Investments in affiliated companies	Total	Total	2002	2003	2001	2002	2003
MRS Logística S.A.	32.22%	32.22%	–	19	(14)	(24)	13
Itá Energética S.A	48.75%	48.75%	–	–	3	(9)	(1)
GalvaSud S.A	51.00%	51.00%	–	–	(16)	(12)	–
CSN Aceros , S.A	37.50%	–	–	–	(2)	–	–
Sepetiba Tecon S.A	20.00%	–	–	–	(1)	–	–
Lusosider Projectos Siderúrgicos S.A	–	50.00%	–	36	–	–	(1)
			–	55	(30)	(45)	11
Other investments
At cost
Ferrovia - Centro Atlântica S.A.	11.95%	–	5	–	–	–	–

Goodwill
MRS Logística S.A.	32.22%	32.22%	3	4	–	–	–
Cia Metalic Nordeste	99.99%	99.99%	–	26	–	–	–
			8	85	(30)	(45)	11
Provision for loss on investments
Companhia Ferroviária do Nordeste	32.40%	50.00%	–	(1)	–	–	(7)
Sepetiba Tecon S.A.	20.00%	–	(3)	–	–	(4)	–
GalvaSud S.A.	51.00%	51.00%	(11)	(2)	–	(15)	5
CSN Aceros, S.A	37.50%	–	(5)	–	–	(7)	–
			(11)	82	(30)	(71)	9

  Ferrovia Centro - Atlântica S.A. (“ FCA”), MRS Logística S.A. (“ MRS”) and Companhia Ferroviária do Nordeste (“CFN”)

The interests in these railroad networks were acquired through participation in consortia which obtained, in privatization auctions, the concessions to operate the railway networks of the Rede Ferroviária Federal S.A. MRS is the principal means of transporting the Company's raw materials to the Presidente Vargas Steelworks facility. The Company's aim is to help CFN to improve the efficiency and reliability of the railway networks.

On November 30, 2003, the Company increased its interest in CFN from 32.40% to 50% by acquiring from CVRD its interest. The Company intends to complete its analysis of the purchase accounting effects by November 2004.

  CSN Aceros, S.A. and Sepetiba Tecon S.A.

CSN Aceros owns 80% of Sepetiba Tecon, and CSN directly owns the remaining 20%. In November 2003, CSN increased its ownership of CSN Aceros to 100% and, as a result, CSN Aceros and Sepetiba Tecon have become consolidated subsidiaries. Sepetiba Tecon owns the concession and operates a container terminal in the State of Rio de Janeiro, through which the Company transports most of its steel exports.

  Itá Energética S.A.

Formed in July 1996, this special-purpose company is responsible for the construction of the Itá hydroelectric facility, a 1,450 MW power facility that was built on the Uruguay river in southern Brazil. In late 2001, the Board of Directors of the Company decided to dispose of its ownership of the subsidiary Itá Energética S.A. As of December 31, 2003, the investment in Itá Energética S.A., in the amount of US$75 (US$66 in 2002), was recorded under investments for sale in other assets. Amortization of goodwill for each of the years in the two-year period ended December 31, 2001 was US$0.4, which is included in the statements of income for those years.

  GalvaSud S.A.

A joint venture formed in May 1998 with Thyssen-Krupp Stahl A.G., GalvaSud S.A. began producing Galvanew for the automobile industry in December 2000. The GalvaSud plant is located in the State of Rio de Janeiro, approximately 45 km from the Presidente Vargas Steelworks. Although CSN’s participation in GalvaSud S.A. is 51%, this joint venture is not consolidated, since Thyssen-Krupp Stahl A.G. has substantial veto rights according to the shareholders’ agreement between the parties.

  Lusosider

In June 2003, the Company, through its subsidiary CSN Steel Corp., acquired a 50% stake in Lusosider Projectos Siderúrgicos S.A., a Portuguese steel company producing hot-dip galvanized products and tin mill products, for EUR10.84 million (US$12). See Note 4.

11 Property, plant and equipment

	As of December 31, 2002

	Cost	Accumulated Depreciation	Net

Land	8	-	8
Buildings	267	60	207
Equipment	1,869	855	1,014
Furniture and fixtures	107	27	80
Vehicles	4	3	1
Others	109	55	54

	2,364	1,000	1,364
Construction in progress	163	-	163

	2,527	1,000	1,527

	As of December 31, 2003

	Cost	Accumulated Depreciation	Net

Land	14	-	14
Buildings	69	4	65
Equipment	2,650	916	1,734
Furniture and fixtures	20	15	5
Vehicles	4	3	1
Others	48	20	28

	2,805	958	1,847
Construction in progress	27	-	27

	2,832	958	1,874

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are for undertakings in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2001, 2002 and 2003, interest capitalized amounted to US$3, US$12 and US$8, respectively.

As of December 31, 2003, the fixed assets securing financial obligations amounted to US$799 (US$654 in 2002).

12 Loans and financing

	As of December,

	2002				2003

	Long-term		Short-term		Long-term		Short-term

	CSN	Subsidiaries	CSN	Subsidiarie	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-payment	90	51	100	17	18	9	20	17
Securitized Receivables	-	-	-	-	-	251	-	16
Euronotes	-	79	-	-	-	929	-	185
Commercial paper	-	-	-	330	-	-	-	-
BNDES/Finame	296	-	30	-	268	-	53	-
Financed imports	100	-	138	-	95	-	25
ECAs-bilateral agreements	52	-	14	-	41	-	17	-
Advances on export contracts	-	-	86	-	-	-	55	-
Acquisition of assets and
loan for working capital	-	-	-	196	-	-	-	-

Other	17	64	9	19	41	30	6	11

	555	194	377	562	463	1,219	176	229

Denominated in
Brazilian Reais

BNDES/Finame	31	-	18	-	65	-	18	-
Debentures	189	-	10	-	542	-	3	-
Other	-	57		12	3	9	-	4

	220	57	28	12	610	9	21	4

Current portion of
Long-term debt

Principal	(30)	-	-	-	(27)	-	-	-

	745	251	405	574	1.046	1.228	197	233

Total of loans and financing	996		979		2,274		430

(a) Short-term

At December 31, 2003, the Company’s short-term borrowings, incurred for the purpose of financing working capital, bear interest at rates ranging from 3.60% to 4.02% (2002 – 2.73% to 4.02%) per annum.

(b) Long-term

At December 31, 2003, the Company’s long-term debt bear interest at rates as follows:

	%	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”),
General price index (“IGP-DI”),
Interbank interest rate (“CDI”) or
Brazilian market price index (“IGPM”)	2.75 to 13.25	610	9

Denominated in foreign currency

United States dollar	2.50 to 9.75	337	1,219
Japanese yen	6.63	37	–
Others	5.57 to 13.67	62	–
		436	1,219

		1,046	1,228

Indices applied to debt in each year are as follows:

	%

	2001	2002	2003

TJLP – Long-term interest rate	9.50	10.00	5.26
CDI – Interbank deposit certificate	–	19.04	3.52
United States dollar exchange rate change	18.67	52.27	(18.23)
Japanese yen exchange rate change	3.66	68.15	(9.30)

The long-term portion of the Company’s debt outstanding at December 31, 2003 becomes due as follows:

2005	619
2006	459
2007	184
2008	460
2009 and thereafter	552

Total	2,274

Security for the Company’s debt outstanding at December 31, 2003 was as follows:

Property, plant and equipment	799
Notes receivable from foreign clients	545
Imports	153
Bank guarantee	162

Total	1,659

In July 2001, the affiliate Tangua obtained a loan of US$175. This loan bore interest at LIBOR plus 1.875% per annum and was settled on July 16, 2003.

In March 2002, the Company issued R$690 million (US$292) of real-denominated debentures in two tranches: a three-year tranche of US$228 bearing interest at the CDI plus 2.75% per annum, and a four-year tranche of US$64, indexed to the IGPM and bearing interest at 13.25% per annum. The proceeds were available for general corporate purposes, including debt repayment.

During March 2002, the Company repurchased R$23 million (US$8) of the first tranche debentures and R$21 million (US$7) of the second tranche debentures. The second tranche was resold in September 2002. The repurchases and resales had no impact on the Company’s results, because the debentures were purchased at their carrying amounts.

In December 2003, the Company issued R$900 million (US$312) of real-denominated debentures in three tranches: a R$250 million (US$85.5) tranche with a three-year maturity and bearing interest at 106.5% of CDI, a R$400 million (US$136) tranche with a three-year maturity and bearing interest at 107% of CDI, and a R$250 million (US$85.5) tranche with a five-year maturity, indexed to the IGPM and bearing interest at 10% per annum.

The table below represents the financial funding by the Company through its subsidiaries during 2003:

	December 31, 2003

Subsidiaries	Description	Principal amount	Issue date	Maturity Date	Interest (%) per annum

CSN Islands II Corp.	Notes	85	03/2003	03/2004	9.5
CSN Islands III Corp.	Notes	75	04/2003	04/2005	9.75
CSN Islands IV Corp.	Notes	100	06/2003	06/2004	6.85
CSN Islands V Corp.	Notes	150	06/2003	07/2005	7.875
CSN Export Co.	Securitized Receivables	142	07/2003	08/2010	7.28
CSN Export Co.	Securitized Receivables	125	08/2003	08/2006	7.00
CSN Islands VII Corp.	Notes	200	09/2003	09/2008	10.75
CSN Islands VII Corp.	Notes	75	10/2003	09/2008	10.75
CSN Islands VIII Corp.	Notes	350	12/2003	12/2013	9.75

The funds raised in the foregoing table were added to working capital, increasing the Company’s liquidity.

13 Stockholders’ equity

(a) Capital

The capital stock of the Company at December 31, 2003 is represented by 286,917 (2002 – 286,917) thousand common shares (no par value). Each common share has the right to one vote in the General Stockholders’ Meeting (see note 23).

(b) Appropriated retained earnings

Brazilian laws and CSN’s by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves is described below:

  Investment reserve - this is a general reserve for future expansion of CSN’s activities.

  Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined according to Brazilian Corporate Law. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

(c) Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2003, retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2003 includes the equivalent of US$169, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders.

The Company paid US$278 (US$60 in 2002) of dividends and interest on stockholders’ equity during the year ended December 31, 2003 and accrued US$85 of interest on stockholders’ equity for payment in 2004.

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as from January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of August 1996, 4,197 employees had transferred to the new hybrid plan, representing approximately 60% of the total number of active employees at that date. On December 31, 2003, CBS had 24,325 participants, of whom 18,929 were contributors (24,483 and 19,198, respectively, at December 31, 2002), enrolled in its benefit plans, including 7,504 active (7,540 at December 31, 2002) and 16,821 retired (16,943 at December 31, 2002) employees. Of the total participants, 16,981 belong to the defined benefit plan and 7,344 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2003 and 2002, CBS owned 10,419,688 common shares of CSN with a market value at 2003 of US$143.5 (2002 – US$37.6). CBS also had at December 31, 2003, 249,080 thousand quotas of the Clube de Investimento CSN, an investment club comprised of CSN’s employees and itself a shareholder of CSN, with a carrying value of US$25.3 (266,158 thousand quotas with a carrying value of US$8.4 at December 31, 2002).

Pension assets totaled R$1.6 billion (US$570) and R$1.2 billion (US$398) at December 31, 2003 and 2002. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of the Company are allocated with a goal to achieve the following distribution:

  18% in nominal bonds to guarantee the short-term liabilities;

  44% in inflation-indexed assets to guarantee the long-term liabilities;

  32% in stocks to increase the expected long term return;

  3% in real estate as a strategy of diversification; and

  3% in loans to participants.

The following table sets forth the CBS’s assets allocation as of December 31, 2003:

Segments	US$	%
Fixed Income Investment	174	44.6
Variable Income Investment	182	46.6
Real Estate	19	4.9
Others	15	3.9
Total	390	100.0

(b) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN is committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 7%. Contributions made by the Company to the plan during 2003 amounted to US$4.0 (2002 – US$2.7).

(c) Defined benefit plan

Information with respect to the Company’s defined benefit plan, for the years presented is as follows:

(i) Change in benefit obligation	As of December 31,

	2002	2003

Projected benefit obligation at beginning of year	285	246
Service cost	1	1
Interest cost on PBO	27	38
Actual benefits payments	(27)	(36)
Effect of exchange rate changes	(98)	55
Actuarial gain (loss)	58	38

Projected benefit obligation at end of year	246	342

(ii) Change in plan assets	As of December 31,

	2002	2003

Fair value of plan assets at beginning of year	151	106
Actual return on plan assets	27	101
Employer contributions	6	15
Employee contributions	1	3
Actual benefits payments	(27)	(36)
Effect of exchange rate changes	(52)	23

Fair value of plan assets at end of year	106	212

(iii) Accrued pension cost liability	As of December 31,

	2002	2003

Funded status, excess of projected benefit obligation	141	131
over plan assets
Unrecognized net actuarial gain	38	93

Accrued pension cost liability	179	224

(iv) Periodic pension cost
Net periodic pension cost includes the following components:
	Year ended December 31,

	2001	2002	2003

Service cost-benefits earned during the year	2	1	2
Interest cost on projected benefit obligation	39	27	38
Expected return on plan assets	(15)	(14)	(16)
Net amortization and deferral	(1)	(7)	(2)

	25	7	22
Employees contributions	(1)	(1)	(2)

Net periodic pension cost	24	6	20

The expected net periodic pension cost, calculated in accordance with FASB 87 for the year ending December 31, 2004, will amount to R$22.5 million (US$7.8 translated at the December 31, 2003 exchange rate) for the defined benefit plan.

Actuarial assumptions used for the calculations were:

	2001	2002	2003

Discount rates	Inflation plus 10%	Inflation plus 8%	Inflation plus 8%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 10%	Inflation plus 8%	Inflation plus 8%

The projected annual inflation rate adopted was 5% for all years presented.

The discount rates and expected long-term rate of return on assets remained unaltered from 2002 to 2003, since management believes the rate of 8% more adequately reflects CBS’s assets’ profitability and Brazil’s projected economic scenario.

(v) Funded status	As of December 31,

	2002	2003

Actuarial present value of:
Vested benefit obligation	232	325
Non-vested benefit obligation	13	17

Total accumulated benefit obligation	245	342

Projected benefit obligation	246	343
Fair value of plan assets	(105)	(212)

Funded position	141	131
Unrecognized net actuarial gain	38	93

Accrued pension cost liability	179	224

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

(d) Expected contributions

(i) Defined benefit plan

The expected Company’s contributions for 2004, amounting to R$53.2 million (US$18.4 translated at the December 31, 2003 exchange rate) were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefits payments for the year 2004, amounting to R$109.9 million (US$38.1 translated at the December 31, 2003 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

(ii) Hybrid plan

The expected Company’s contributions for 2004 for the defined benefits portion amount to R$2.1 million (US$0.7 translated at the December 31, 2003 exchange rate) and for the defined contribution portion amount to R$9.9 million (US$3.4 translated at the December 31, 2003 exchange rate).

15 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Amounts paid on dismissal totaled US$8, US$6 and US$4 in the years ended December 31, 2001, 2002 and 2003, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

16 Commitments and contingencies

(a) Accruals and deposits

The accruals for contingencies and the related legal deposit balances are as follows:

	As of December 31, 2002		As of December 31, 2003

	Deposits	Accruals	Deposits	Accruals

Short-term
Labor	-	2	-	2
Civil	-	-	-	1

	-	2	-	3

Long-term
Labor	6	13	6	21
Tax
Social contribution	29	13	53	15
Income tax	57	17	76	149
Pis/Cofins - Law No. 9,718/99	-	52	-	78
CPMF	-	33	-	65
Other tax	27	34	24	53
Other	7	34	14	43

	126	196	173	424

The amounts presented below refer to the parent Company, since the accruals for contingencies relating to subsidiaries are not considered significant by management.

(i) Labor contingencies

For 2003, these are represented mainly by 2,930 (1,830 in 2002) labor claims in which CSN was the defendant. For 2003, the amount of the accrual for these contingencies was US$21 (US$13 in 2002). Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, overtime and additional payments for unhealthy and hazardous activities.

The lawsuits related to CSN’s joint liability with independent contractors represent a large portion of the total labor lawsuits against the Company and originate from the non-payment by the independent contractors of employee obligations, which results in CSN’s inclusion in the lawsuits.

The most recent lawsuits originating from CSN’s joint liability with independent contractors have generally been decided in favor of CSN due to procedures that have been adopted by the Company in order to inspect and assure the compliance of the wage payments and social charges withdrawals by the independent contractors, which have been in operation since 2000.

(ii) Tax contingencies

(A) Social contribution and income tax

The Company claims that, in connection with the correction of the distortion in the calculation of the basis for the income tax and social contribution as a result of the use of the Consumer Price Index (“IPC”) of January 1989 (referred to as the “Summer Plan”), it is entitled to a refund of 51.87% of the tax liability determined under the Summer Plan. In the first quarter of 2003, the Tribunal Regional Federal – TRF, the regional tax court, confirmed lower court rulings establishing that the percentage to which CSN is entitled is 42.72% minus the applicable index of 12.15%. As a result, as of December 31, 2002, CSN reversed US$32, or approximately half, of its accrual for this tax liability. CSN is pursuing the balance of its claim. Therefore, the Company registered on December 31, 2003, a provision in the amount of US$21 (US$30 in 2002).

In February 2003, the Company was assessed by tax authorities due to prior years’ social contribution and income tax calculations basis. On August 21, 2003, the Federal Revenue Agency canceled such tax assessment, but in November 2003, the Company was assessed again, by same matter. Therefore, the Company accrued in December 31, 2003 the amount of US$143.

(B) PIS/COFINS–Law No. 9,718/99

CSN is appealing the legality of Law No. 9,718/99, which increased the PIS and COFINS calculation basis, including the financial revenue of CSN. The amount of this accrual was US$78 at December 31, 2003 (US$52 at December 31, 2002). CSN obtained a favorable verdict in the lower court and the suit is going through a compulsory review by the TRF. The Company’s legal counsel expects a favorable decision.

(C) CPMF-Provisional contribution on financial activities tax

CSN has been appealing the CPMF (Provisional Contribution on Financial Activities) tax since the promulgation of Constitutional Amendment No. 21/99. The amount of this accrual was US$65 as of December 31, 2003 (US$33 as of December 31, 2002). CSN obtained a favorable verdict in the lower court and the suit is on appeal to the TRF. The most recent precedents by the courts have not been favorable to CSN’s position.

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

Environmental Regulation

The Company is subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. The Company is committed to controlling the substantial environmental impact caused by steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. The Company believes that it is in substantial compliance with applicable environmental requirements.

The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, the Company is subject to municipal environmental laws and regulations. While the Brazilian Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant rather than through regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of the Company’s facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

The Company provides for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company does not anticipate that costs for environmental lawsuits, to the extent not previously provided for, will have a material adverse effect on its consolidated financial position. The actual provision for environmental contingencies relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989, and fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks.

The Company operates an environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001 requirements. The Company received the ISO 14001 Certificate for its iron ore mining operations in December 2000 (with certification renewed in 2001 and 2002) and for its steelmaking units and limestone mining operations in December 2002.

Since privatization, the Company has invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2001 – R$150.9 million (US$64.2); 2002 – R$123.0 million (US$42.1); and 2003 R$151.2 million (US$51). Of the R$151.2 million (US$51) spent in 2003, capital expenditures constituted R$43.5 million (US$14.2) and environmental maintenance and operating costs constituted R$107.7 million (US$36.8).

The Company signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the state of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, the Company was obligated to make over the next three years expenditures aggregating R$181 million (US$101) on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. The Company also agreed in the amendment to spend R$14 million (US$5) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”).

As of December 31, 2003, the Company had invested under the FEEMA Accord an aggregate of R$263.6 million (US$125.4 based on the average exchange rate of cash disbursement), completing all 130 items, and spent R$13 million (US$6.2) on new infrastructure and community services. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and the Company’s continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20) have been dismissed, and the Company is in the process of having the balance dismissed.

The Company also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, the Company invested R$1.4 million (US$0.8) in an environmental quality program designed to preserve the environment and provide assistance to the Volta Redonda community. The program’s priority is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program has been suspended since 2000 as a result of an appeal by the state public attorney’s office. The January 1995 Accord also requires funds to be allocated to protect one of the last Atlantic rainforest reserves in the city of Volta Redonda and the several endangered species inhabiting it.

On November 30, 2001, the Company entered into a term of commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which it undertook to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations by May 31, 2004. The Company was unable to meet the deadline due to, among other things, a weather-related accident and have requested an extension of the deadline. Pursuant to the SEMADS Accord, the Company has installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the SEMADS Accord is R$5 million (US$2), of which approximately R$1 million (US$0.4) remains to be spent.

Prior to 1990, the Company operated coal mining facilities in Santa Catarina state. As a part of these operations, it and other companies used waste ponds for mine tailings. The state environmental authority has required the Company and the other companies to take environmentally corrective action to restore the ponds. We have developed and have begun to implement a restoration plan with a total projected cost of approximately R$10 million (US$6). In 2001, this effort remedied the first areas with good results. The aggregate amounts of expenditures on this remediation were R$0.8 million (US$0.3) in 2001; R$0.7 million (US$0.2) in 2002; and R$2.4 million (US$ 0.8) in 2003.

17 Guarantees

The Company provides guarantees on obligations of its subsidiaries to third parties. The Company has also provided guarantees for obligations of certain of its affiliates as follows:

	Currency	2003	Expiration Date	Conditions

CFN – Companhia Ferroviária do Nordeste	US$	3.0	01/05/2004	Joint guarantee of bank financing for working capital purposes
Lusosider	EUR	8. 0	Short-term	Comfort letter given to the banks
GalvaSud S.A.(1)	US$	69.0	12/15/2012	Guarantee for financing of equipment acquisition

(1) All shares issued by GalvaSud S.A owned by the Company are pledged in favor of Unibanco – União dos Bancos Brasileiros S.A. and Kreditanstalt Für Wiederaufbau – KFW guaranteeing financing contracts of GalvaSud.

As of December 31, 2003, GalvaSud was not in compliance with certain covenants in its loan agreements, and its creditors accelerated the maturity of its obligations. For recent developments regarding GalvaSud, see Note 23 (j).

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

The Company has six officials in its Board of Executive Officers (including the Chief Executive Officer) reporting to the CEO. Each one of them is responsible for a sector: Operations, Commercial, Infrastructure/ Energy, Investments and Administration and Participations.

The Chief Executive Officer is responsible for finance operations, legal, corporate human resources, CBS (CSN’s Pension Fund and procurement). The Operations Executive Officer is responsible or the manufacturing of CSN’s steel and steel products. The Commercial Executive Officer is responsible for the sales and marketing of CSN’s steel products. The Infrastructure/Energy Executive Officer is responsible for the Company’s mines, investments in logistics (railways and ports), real estate, logistics and power generation. The Investments Executive Officer is responsible for future capacity expansions and opportunities in the international markets analysis, as well as for investor relations and accounting controls. The Administration and Participations Executive Officer is responsible for information technology, communications, CSN Foundation and for the affiliated companies.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the Brazilian Corporate Law together with certain relatively minor intersegment allocations.

Information for the Steel–Operations and Steel–Commercial segments are being presented aggregated, as they are all related to the steel business.

Information for the functions of the CEO, investments Executive Officer and Administration and Participations Executive Officer are being presented aggregated under Corporate and Investments.

The eliminations column refers basically to intersegment operations.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company’s long-term assets are located in Brazil.

	Year ended December 31, 2001

	Steel	Corporate and Investments	Infrastructure/ Energy	Eliminations	Consolidated

Results
Domestic sales	1,726	–	230	(96)	1,860
Export sales	405	–	–	(187)	218
Sales taxes, discounts, returns and allowances	(353)	–	(9)	–	(362)
Cost and operating expenses	(1,463)	–	(50)	291	(1,222)
Financial income	–	79	–	13	92
Financial expenses	–	(366)	–	(15)	(381)
Foreign exchange and monetary loss	–	(398)	–	2	(396)
Gain on sale of investments	24	458	161	–	643
Other non-operating income	–	36	–	–	36
Income taxes	–	52	–	(2)	50
Equity in results of affiliated companies	(16)	(2)	(12)	–	(30)
Extraordinary item, net of income taxes	–	13	–	–	13
Cumulative effect of a change in accounting principle, net of income taxes	–	6	–	–	6

Net income (loss)	323	(122)	320	6	527

Assets
Cash and cash equivalents	70	242	18	–	330
Property, plant and equipment, net	1,935	35	92	–	2,062
Capital expenditures	478	1	2	–	481
Investments in affiliated companies and other investments	10	–	69	–	79

Sales by geographic area
Export sales
Asia	47	–	–	(22)	25
North America	147	–	–	(68)	79
Latin America	69	–	–	(32)	37
Europe	105	–	–	(48)	57
Others	37	–	–	(17)	20

	405	–	–	(187)	218
Domestic sales	1,726	–	230	(96)	1,860

Total	2,131	–	230	(283)	2,078

	Year ended December 31, 2002

	Steel	Corporate and Investments	Infrastructure/ Energy	Eliminations	Consolidated

Results
Domestic sales	1,747	–	36	(213)	1,570
Export sales	895	–	–	(296)	599
Sales taxes, discounts, returns and allowances	(327)	–	–	–	(327)
Cost and operating expenses	(1,768)	(2)	(28)	520	(1,278)
Financial income	–	573	–	(107)	466
Financial expenses	–	(323)	–	104	(219)
Foreign exchange and monetary loss	–	(1,091)	–	4	(1,087)
Other non-operating income	–	(30)	–	–	(30)
Income taxes	–	218	–	(3)	215
Equity in results of affiliated companies	(12)	58	(14)	(103)	(71)

Net income (loss)	535	(597)	(6)	(94)	(162)

Assets
Cash and cash equivalents	30	300	26	–	356
Derivative assets	–	400	–	–	400
Property, plant and equipment, net	1,527	–	–	–	1,527
Capital expenditures	256	1	7	–	264
Investments in affiliated companies and other investments	–	–	8	–	8

Sales by geographic area
Export sales
Asia	104	–	–	(34)	70
North America	323	–	–	(107)	216
Latin America	153	–	–	(51)	102
Europe	232	–	–	(77)	155
Others	83	–	–	(27)	56

	895	–	–	(296)	599
Domestic sales	1,747	–	36	(213)	1,570

Total	2,642	–	36	(509)	2,169

	Year ended December 31, 2003

	Steel	Corporate and Investments	Infrastructure/ Energy	Eliminations	Consolidated

Results
Domestic sales	2,123	-	15	(295)	1,843
Export sales	1,067	249	-	(239)	1,077
Sales taxes, discounts, returns and allowances	(401)	-	(1)	30	(372)
Cost and operating expenses	(2,066)	(260)	(31)	495	(1,862)
Financial income	-	(109)	-	(151)	(260)
Financial expenses	-	(464)	-	160	(304)
Foreign exchange and monetary gain	-	429	-	(3)	426
Other non-operating income	-	24	-	(10)	14
Income taxes	-	(40)	-	3	(37)
Equity in results of affiliated companies	(31)	120	62	(142)	9

Net income (loss)	692	(51)	45	(152)	534

Assets
Cash and cash equivalents	35	1,189	27	-	1,251
Derivative assets	-	79	-	-	79
Property, plant and equipment, net	1,850	-	24	-	1,874
Capital expenditures	180	-	30	-	210
Investments in affiliated companies and other investments	83	-	22	(20)	85

Sales by geographic area
Export sales
Asia	124	29	-	(28)	125
North America	384	89	-	(86)	387
Latin America	183	43	-	(41)	185
Europe	277	65	-	(62)	280
Others	99	23	-	(22)	100

	1,067	249	-	(239)	1,077
Domestic sales	2,123	-	15	(295)	1,843

Total	3,190	249	15	(534)	2,920

19 Related parties

Transactions with major related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts. Banco Fibra is used by the Company in its foreign currency swap arrangements and management of an exclusive investment fund and receives a commission for these services.

Balances at December 31 relate to the following related parties:

	2002

	Assets	Liabilities	Expenses (Revenues)

Sepetiba Tecon S.A. (1)	5	–	6
MRS Logística S.A	1	15	40
Ferrovia Centro-Atlântica (2)	–	–	11
GalvaSud S.A	7	–	(39)
CBS	–	179	12
Fundação CSN	–	–	1
Banco Fibra	67	18	-

Total	80	212	31

	2003

	Assets	Liabilities	Expenses (Revenues)

Sepetiba Tecon S.A (1)			11
MRS Logística S.A.	-	13	54
GalvaSud S.A	3	-	(64)
Itá Energética S.A	15		44
CBS	-	224	14
Fundação CSN	-	-	1
Banco Fibra	456	29	-

Total	474	266	60

(1) From November 2003, Sepetiba Tecon S.A. is a consolidated subsidiary (see note 10).
(2) From November 2003, CSN no longer has a stake in Ferrovia Centro-Atlântica (see Note 10).

20 Derivatives

20.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2002 and December 31, 2003, US$1,694 and US$2,102, respectively of the Company’s total debt was denominated in foreign currencies, which include short and long-term debts, accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily swaps with banks.

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

For the year ended December 31, 2003, a net unrealized gain of US$26 (net of income tax effects of US$13) was recorded in the statements of income under others within non-operating income (expenses), net, as a consequence of changes in the fair value of derivative financial instruments.

The Company’s affiliate Itá Energética S.A. recorded a net unrealized loss of US$17 (net of income tax effects of US$9) as of December 31, 2003, as a consequence of adopting the Derivatives Implementation Group’s issue interpretation on Issue C-11 “Interpretation of Clearly and Closely Related in Contracts that Qualify for the Normal Purchases and Normal Sales Exception.” The Company’s equity in this loss is reflected in equity in results of affiliated companies in the statement of income for the year ended December 31, 2003.

The table below shows the fair value of the Company’s derivatives as of December 31, 2003:

	Issued date	Maturity date	Notional amount	Fair value	Unrealized Gain (loss)

Foreign exchange swap agreements – USD	Sundry	01/02/2004 to 01/12/2005	1,286	(199)	(199)
Equity Swap agreements	Sundry	05/02/2005	49	79	79
Interest rate cap and floor agreements	03/28/2001	12/31/2004	100	-	-

20.2 Detailed transactions

a) Foreign exchange swap agreements–USD

In 2002, the Company also entered into cross-currency swap agreements which are intended to protect it from increased liability under its foreign currency denominated obligations in the event of a further depreciation of the real against those currencies. Basically, the Company swapped its indebtedness index from the U.S. dollar to the Interbank deposit certificate-CDI. The notional amount of these swaps aggregated in December 2003, US$1,286. As result, when the real appreciated against the U.S. dollar in the year 2003, the Company’s position under its foreign exchange swap agreements went from an unrealized gain of US$112 as of December 31, 2002 (included in “Derivative assets” in the December 31, 2002 Balance Sheet) to an unrealized loss of US$199.4 as of December 31, 2003 (included in “Derivative liabilities” in the December 31, 2003 Balance Sheet). These gains and losses from 2002 and 2003, respectively, were to a great extent offset by losses and gains recorded under the “Foreign exchange and monetary gain (loss), net” in the Income Statement. The contracts outstanding at December 31, 2003 were as follows:

Issued date	Maturity date	Market value	Issued date	Maturity date	Market Value

01/09/03	01/02/04	(2.6)	05/30/03	05/24/04	(2.8)
01/17/03	01/02/04	(4.5)	06/04/03	05/31/04	(0.8)
01/20/03	01/02/04	(8.1)	06/04/03	05/31/04	(0.8)
02/03/03	01/02/04	(3.3)	06/04/03	07/01/04	(1.5)
02/24/03	02/02/04	(5.3)	06/05/03	05/31/04	(1.7)
03/05/03	01/02/04	(5.2)	06/05/03	06/01/04	(1.6)
03/05/03	01/03/05	(2.7)	06/24/03	06/17/04	(3.1)
03/07/03	03/01/04	(19.3)	06/24/03	06/18/04	(2.1)
03/10/03	03/01/04	(19.9)	06/25/03	06/17/04	(2.3)
03/10/03	07/15/04	(2.9)	06/25/03	06/18/04	(1.4)
03/17/03	02/02/04	(26.3)	06/26/03	06/16/04	(1.7)
03/17/03	03/18/04	(4.5)	06/30/03	06/23/04	(0.3)
03/18/03	04/01/04	(2.1)	07/16/03	07/01/04	(0.5)
03/18/03	07/01/04	(1.7)	07/16/03	07/09/04	(2.7)
03/24/03	03/18/04	(5.8)	07/16/03	07/12/04	(1.0)
03/25/03	03/18/04	(4.3)	07/17/03	08/12/04	(0.7)
03/31/03	01/23/04	(5.8)	07/18/03	05/19/04	(0.9)
03/31/03	03/18/04	(3.2)	07/18/03	07/09/04	(0.6)
03/31/03	04/01/04	(8.3)	08/01/03	05/19/04	(1.2)
03/31/03	07/15/04	(4.9)	08/01/03	09/16/04	(0.8)
04/14/03	07/01/04	(1.7)	08/01/03	11/10/04	(0.7)
04/15/03	07/01/04	(1.6)	08/07/03	04/01/04	(0.4)
04/25/03	07/01/04	(1.7)	08/12/03	08/04/04	(0.9)
04/25/03	08/12/04	(0.9)	08/12/03	08/05/04	(1.0)
04/30/03	10/13/04	(0.5)	08/12/03	08/06/04	(2.1)
05/13/03	05/10/04	(1.2)	08/12/03	08/09/04	(1.2)
05/13/03	12/15/04	(0.2)	08/14/03	04/01/04	(1.6)
05/14/03	05/03/04	(3.4)	08/14/03	01/12/05	(1.2)
05/15/03	05/03/04	(3.5)	10/31/03	10/25/04	(0.1)
05/29/03	04/01/04	(5.4)	11/28/03	07/01/04	(0.7)
			11/28/03	10/01/04	(0.2)

Total					(199.4)

b) Equity swap agreements

The contracts outstanding at December 31, 2003 were as follows:

Issued date	Maturity date	Volume	Receivable	Payable	Market Value

04/07/03	05/02/05	35.8	96.5	(38.9)	57.6
04/09/03	05/02/05	5.6	15.0	(6.1)	8.9
04/10/03	05/02/05	2.0	5.4	(2.1)	3.3
04/11/03	05/02/05	1.0	2.8	(1.1)	1.7
04/28/03	05/02/05	1.1	2.7	(1.2)	1.5
04/30/03	05/02/05	0.1	0.2	(0.1)	0.1
05/14/03	05/02/05	0.2	0.5	(0.2)	0.3
05/15/03	05/02/05	0.4	1.1	(0.5)	0.6
05/19/03	05/02/05	1.0	2.8	(1.1)	1.7
05/20/03	05/02/05	0.3	0.7	(0.3)	0.4
05/21/03	05/02/05	0.4	1.2	(0.4)	0.8
05/22/03	05/02/05	0.3	1.0	(0.3)	0.7
05/28/03	05/02/05	0.4	1.2	(0.5)	0.7
05/29/03	05/02/05	0.4	1.2	(0.4)	0.8
06/05/03	05/02/05	0.1	0.3	(0.1)	0.2

Total		49.1	132.6	(53.3)	79.3

The net unrealized gain related to these contracts amounted to US$79.3 as of December 31, 2003.

c) Interest rate cap and floor agreements

In 2001, the Company decided to increase its protection against interest rate volatility and entered into a US$100, six-month LIBOR interest-rate cap agreement with strike rate at 5.50% and “knock out” at 7.50%, and paid a premium of US$0.8 for the period from December 2001 to December 2004.

Description	Issued Date	Maturity Date	Notional amount	Knock in	Knock out

Cap	03/28/01	12/31/04	100.0	-	7.50%

The net unrealized gain or loss on the interest rate cap and floor agreements was equal to zero as of December 31, 2003.

21 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

Based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of the Company’s financial instruments is estimated as follows:

	As of December 31, 2002		As of December 31, 2003

	Fair market Value	Carrying Value	Fair market Value	Carrying Value

Short and long-term debt, including accrued finance charges (excluding Swap)	2,052	2,061	2,861	2,803

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

22 Variable interest entities

The Company employs exclusive investment funds to invest in underlying portfolios managed by asset management companies. Such asset management companies have authority over all operating and financial decisions related to the investment fund, including acquisition and disposition of the underlying marketable securities. The Company funds and owns the entire economic interest of the investment fund. These funds are considered to be variable interest entities as defined by FIN 46 (revised). The Company will adopt FIN 46 (revised) in 2004. The exclusive investment funds are classified as cash and cash equivalents. The net assets included in these exclusive investment funds as of December 31, 2003 amounted to US$783. The funds invest mainly in short-term Brazilian Government bonds.

23 Subsequent events

(a) Debentures

In February 2004, the Company redeemed R$150 million principal amount of its debentures that were issued in 2002.

(b) Investments

In January 2004, CSN announced that it had approved investments to be made through 2007 of up to US$850 for the expansion of the annual capacity of the Casa de Pedra iron ore mine from 14.1 million tons to approximately 40 million tons; the development of a terminal adjacent to its terminal at the Sepetiba port to handle exports of iron ore; the construction of a six million-ton pellet plant and the revamping of coke battery #3, aiming at self-sufficiency for the current crude steel capacity.

(c) Offering

In January 2004, CSN Islands VIII Corp issued in a Eurodollar/Rule 144A transaction, and CSN guaranteed, ten-year notes in an aggregate principal amount of US$250, bearing interest at 9.5% per annum.

(d) CSN Energia

In the first quarter, the Company received R$19 million (US$7 translated at December 31, 2003 exchange rate) of the balance received of the MAE receivables. See Note 7.

(e) Share Buyback

On April 27, 2004, CSN’s Board of Directors approved a share buyback program of up to 4,705,880 shares (adjusted to give effect to the share split and regrouping effective on May 31, 2004). Purchases are authorized to be made during the 90 days starting on April 28, 2004 and will be made in accordance with the limits and provisions of CVM’s Instruction # 10/80.

(f) Stock-split and regrouping of shares

Effective May 31, 2004, the Company split and regrouped its common shares, so that each trading lot of 1,000 former shares is now represented by four shares. All share data contained in these financial statements have been adjusted retroactively to reflect the split and regrouping of the Company’s common shares.

(g) Securitization

On June 03, 2004, the Company, through its subsidiary CSN Export Co., issued US$162 in another series of its 2003 receivable securitization program. With an eight-year maturity, this series bears interest at 7.427%. The funds raised in this transaction will be used for working capital, increasing the Company’s liquidity.

(h) Cement manufacturing facility

On June 03, 2004, the Company announced plans to build a facility to manufacture cement, using the slag produced by its steelmaking operations, thus increasing its efficiency. The Company expects to invest approximately US$40 in this project, which is expected to be completed in 2006.

(i) Payment of Dividends and Interest.

In April 2004, the Company's annual stockholders' meeting declared a dividend of R$471.8 million. This dividend and the R$245.5 million of interest on stockholders' equity accrued as of December 31, 2003 were paid to stockholders as June 11, 2004, resulting in an aggregate payment of US$228.4 or US$0.80 per share. In addition, a special meeting of the Company's stockholders held on June 14, 2004 declared an additional dividend of R$35 million (US$11.2 or US$0.04 per share), which was paid on June 15, 2004. The U.S. dollar amounts in this paragraph have been translated at the Commercial Market Rate in the respective payment dates, and the per share amounts reflect the stock split and regrouping referred to in clause (f) of this note.

(j) GalvaSud

On June 18, 2004, the Company bought TKS’ interest in GalvaSud for R$89.3 million (US$28.5) and paid GalvaSud’s project finance debt (including the portion that had been guaranteed by TKS), which aggregated R$405 million (US$132).

* * * *

Exhibits

Exhibit 1.1

By-laws of COMPANHIA SIDERÚRGICA NACIONAL, As Amended

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Art. 1 - Companhia Siderúrgica Nacional, incorporated on April 9, 1941, its articles of incorporation having been filed under No. 15910 with the Commercial Registration Department on May 5, 1941, is a Brazilian private legal entity, organized as a publicly-held legal entity, which shall henceforth be governed by these Bylaws and by applicable provisions of law, and hereinafter referred to as the Company.

Art. 2 - The purpose of Company is the manufacture, transformation, commercialization, including import and export of iron metallurgy products and byproducts derived from iron metallurgy activity, as well as exploration of any other correlated and similar activities, which directly or indirectly concern the Company’s purposes, such as: mining, cement and carbochemical, metal frameworks manufacture and assembly, construction, transportation, navigation industries, harbor activities.

Sole Paragraph - By decision of the Board of Directors, the Company may open and close branches, agencies, offices and establishments of any kind, in Brazil or abroad.

Art. 3 - The principal place of business and venue of the Company is in the city and judicial district of Rio de Janeiro, State of Rio de Janeiro.

Art. 4 - The duration of the Company is indeterminate.

Chapter II

CAPITAL AND SHARES

Art. 5 - The Company’s capital stock, totally subscribed and paid-in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents), divided into 286,917,045 (two hundred and eighty six million, nine hundred and seventeen thousand and and forty five) common, book entry shares, with no face value.

Sole Paragraph - The shares carry one (1) vote each on General Meeting resolutions.

Art. 6 - Unless resolved otherwise by the General Meeting, dividends shall be paid within sixty (60) days as from the date they are declared and in any event during the same fiscal year.

Art. 7 - The Company’s capital stock may be increased up to 400,000,000 (four hundred million) shares, by issuing up to 113,082,955 (one hundred and thirteen million, eighty two thousand, nine hundred and fifty five) new shares, with now face value and book entry, by decision of the Supervisory Board.

Paragraph 1 - The whole of the authorized share capital may be issued, by one or more share issues, at the discretion of the Board of Directors.

Paragraph 2 - Shareholders shall have preemptive rights to the new shares created for issue of the authorized capital, in proportion to their holdings in the capital on the date of each issue.

Paragraph 3 - On authorizing new shares for partial or whole issue of the authorized capital, the Board of Directors shall establish the issue price for such shares, as provided for by law.

Art. 8 - The reimbursement value of the shares shall be the quotient of the division of the economic value of the Company, ascertained by appraisal in accordance with the law, by the total number of shares issued by the Company, Treasury shares excluded.

Chapter III

GENERAL MEETING

Art. 9 - The Annual General Meeting of shareholders shall be held during the first four months after the end of the fiscal year, and the Extraordinary General Meeting, whenever required. The calling and procedures for convening and resolution shall be governed by these Bylaws and by applicable law.

Sole Paragraph - The chairman shall appoint the secretary of the General Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Art. 10 - The Company shall be managed by the Board of Directors and the Executive Board, the latter composed of Executive Officers, each of whom shall be responsible for a specific and defined area of activity.

Art. 11 - The administrators' compensation shall be established by the General Meeting.

Paragraph 1 - The compensation shall comprise a fixed monthly amount, which are the fees, and for the executive officers may also include a variable amount to be paid yearly, calculated on the net income of the Company ascertained after formation of the reserves required by law, including for payment of Income Tax, and of the provision for compulsory dividends.

Paragraph 2 - The General Meeting may allocate an aggregate amount for the administrators' compensation, comprising the fixed portion for all of them and the variable part for the executive officers, to be distributed in such case by the Board of Directors.

Art. 12 - The Board of Directors and the Executive Board resolve validly by majority vote of their members present at the meeting.

Section II

Board of Directors

Art. 13 - The Board of Directors is composed from seven (7) to nine (9) members, shareholders, elected by the General Meeting for a term of one (1) year, reelection being permitted. One member shall be the Chairman, another the Vice-Chairman.

Paragraph 1 - The chairman and vice-chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2 - In the event the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for them, the person chosen by the employees and in such capacity indicated to the general meeting to be elected to fill said position.

Paragraph 3 - When called to attend Board of Director meetings, the Executive Officers of the Company shall be entitled to speak.

Art. 14 - The Board of Directors shall meet in ordinary meeting on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and in extraordinary meeting by call of the chairman or the vice-chairman when in the office of chairman, or of five (5) Board of Director members. The Board of Director meetings shall only be installed with the presence of the majority of its members.

Paragraph 1 - Minutes of the meetings shall be drawn up in the proper book.

Paragraph 2 - Board of Director resolutions shall be passed by majority vote of those present at the meeting. In the event of a tie, the chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 3 - In the event of impediment or absence from Board of Director meetings, each Member shall be substituted by another Member formally appointed by him; however, the substitution of the chairman of the Board of Directors shall be in accordance of Art. 19 of this Bylaws.

Paragraph 4 - In the event of a vacant position on the Board of Directors, the alternate shall be appointed by the remaining members and shall hold office until the first General Meeting.

Paragraph 5 - If the vacancy occurs in the position of chairman, the vice-chairman shall assume the chairmanship of the Board of Directors, which shall provide for a general meeting within at most thirty (30) days as from the vacancy, to fill the vacant position.

Paragraph 6 - Each Member shall receive, with at least three (3) business days in advance, the agenda of the meeting with supporting documents for the decisions to be discussed.

Paragraph 7 - The Board of Directors shall have a General Secretary.

Art. 15 - Members shall be given copies of the minutes of meetings of the Executive Board and any special committees created by the Board of Directors hereunder.

Art. 16 - The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Art. 17 - In addition to its duties and prerogatives established by law, it is incumbent on the Board of Directors:

I - to approve the general management policy and establish the general policy for the business of the Company, laying down the basic guidelines for executive action, including as regards production, sales, technology transfer, use of trademarks and patents, and financial and investment management, and to ensure that they are strictly performed;

II - to call general meetings;

III - to elect and dismiss the members of the Executive Board and assign their duties, appointing the Executive Officer in charge of investor relations, the latter to have sole authority to accept service of process and to represent the company in court;

IV - if there is a vacancy on the Executive Board, to elect a replacement to complete the replaced executive officer's term of office;

V - to examine the books and papers of the Company and request information regarding documents of interest to the Company and ongoing or already completed business or projects;

VI - to comment on the management report, Executive Officers Board accounts and consolidated balance sheets, which shall be submitted to it for examination within two months after the end of the fiscal year;

VII - to comment on all matters required to be submitted to the general meeting;

VIII - with due regard for the provisions of law and after hearing the Audit Committee, if instated, to declare interim dividends during the fiscal year and up to the Annual General Meeting, including by way of partial or full advance payment of the compulsory minimum dividend (Art. 30), to the account of: (a) profits ascertained under a six-monthly balance sheet, or: (b) accumulated profits or profit reserves existing under the latest annual or six-monthly balance sheet;

IX - to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils and audit committees of commercial or civil companies controlled by or associated with the Company, and associations, foundations and other types of corporate groups in which the Company has an interest;

X - to examine the monthly results of operations of the Company;

XI - to establish the guidelines for the internal audit plan and to ratify it;

XII - to appoint and dismiss the public accountants of the Company;

XIII - to call the public accountants to a Board of Directors meeting in order to comment on the reports, Executive Board accounts, balance sheet and other financial statements prepared by the Executive Board;

XIV - to establish policies for taking up tax incentives;

XV - to resolve on transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

XVI - to require inspections, audits or account-rendering in foundations and similar entities in which the Company participates;

XVII - to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

XVIII - to establish criteria as to amounts or limit for expenditure for acts by each of the Executive Officers, independently of prior authorization by the Board of Directors;

XIX - to approve the rules for disposal of fixed assets for the constitution of in rem and other guarantees and assumption of obligations by the Company;

XX - to approve the general management rules and administrative structure of the Company and resolve on the human resources policy, including salary;

XXI - to authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company, in Brazil or abroad;

XXII - to resolve on the acquisition and disposal of real property in any way;

XXIII - to resolve on any acts involving transformation, consolidation, spin-off, merger or winding-up of companies in which the Company has a corporate holding;

XXIV - to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the chairman of the Board of Directors;

XXV - to appoint and dismiss the general secretary of the Board of Directors and define his duties;

XXVI - to require, for review and establishment of criteria, submission of the rules to be observed by the Executive Officers (Arts. 23 and 24) and employees, and any other matter of corporate interest beyond the exclusive scope of the General Meeting;

XXVII - to lay down the guidelines for control of the Company's corporate performance;

XXVIII - to authorize trading by the Company of its own shares;

XXIX - to establish the terms for conversion, early redemption and other conditions for placement of convertible or other debentures when authorized by the General Meeting;

XXX - to resolve on the issue by the Company of commercial papers and other financial instruments designed for primary or secondary distribution on capital markets;

XXXI - to resolve on capital increases, within the limits of the authorized capital;

XXXII - to form advisory assistance committees pursuant to Art. 16;

XXXIII - to authorize the Company to participate in other companies and to resolve on representation of the Company at their general meetings and meetings of partners and as to matters submitted to such general and other meetings;

XXXIV - to comment in advance on the execution of agreements for distribution, sale, export, technology transfer, trademark license, patent exploitation, concession of use or lease by the Company or by its controlled or associated companies and by associations and foundations in which the Company may participate;

XXXV - to resolve on the direct or indirect disposal of corporate holdings of the Company, its controlled or associated companies, associations and foundations in which the Company may participate;

XXXVI - to decide on the formation of companies controlled by the Company;

XXXVII - to establish the form of distribution of the compensation of the administrators of the Company, if fixed on an aggregate basis by the General Meeting;

XXXVIII - to bar the execution of any decisions made by the Executive Officers violating the provisions of these Bylaws;

XXXIX - to resolve on any omissions and exercise other legal duties and prerogatives that do not conflict with those established in these Bylaws or by law.

Art. 18 - The chairman of the Board of Directors shall:

I - call and preside over meetings of the Board of Directors;

II - convene and preside over the general meeting, appointing the secretary.

Art. 19 - The Vice-Chairman of the Board of Directors shall substitute the chairman in his absence or temporary impediments.

Section III

Executive Board

Art. 20 - The Company shall have an Executive Board composed of three (3) to six (6) Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.

Paragraph 1 - The term of office of the Executive Officers is two (2) years, reelection being permitted.

Paragraph 2 - In the event of absence or temporary impediment of the Chief Executive Officer, the Board of Directors shall appoint an alternate Chief Executive Officer, investing him in office.

Paragraph 3 - If the position of Chief Executive Officer becomes vacant, the Board of Directors shall elect a replacement, who shall complete the term of office of the replaced Chief Executive Officer (Art. 17, IV).

Paragraph 4 - The other Executive Officers shall be substituted in the event of absence or temporary impediment by another Executive Officer, who shall be appointed by the Chief Executive Officer.

Paragraph 5 - If a position of Executive Officer becomes vacant, the Chief Executive Officer shall appoint one of the other Executive Officers as a temporary substitute until a definitive replacement is elected by the Board of Directors for the remainder of the term of office (Art. 17, IV).

Art. 21 - With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Board shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions relating to the objects of the Company, including those entailing disposal or acquisition of real property, constitution of in rem guarantees, guarantees to third-party obligations, waiver of rights, with due regard for the provisions of Art. 17 hereof.

Paragraph 1 - The Executive Board shall appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 - The Executive Officers shall perform their duties on a full-time basis.

Art. 22 - The Executive Board shall meet ordinarily once a month and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers, the quorum to be a majority of its members.

Paragraph 1 - The Executive Board shall resolve always by majority of members present. In the event of a tie, the Executive Board shall submit the matter to the Board of Directors for resolution.

Paragraph 2 - Resolutions of the Executive Board shall be recorded in minutes drawn up in the proper book and signed by all members present, copies of all minutes to be sent to all members of the Board of Directors.

Art. 23 - The Chief Executive Officer shall:

I - preside over meetings of the Executive Board;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

III - organize, coordinate and supervise the activities of the areas directly subordinate to him;

IV - allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

V - keep the Board of Directors informed of the activities of the Company;

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors a proposal to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

VII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet.

Art. 24 - It is incumbent on each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

I - to represent the Company in accordance with the law and these Bylaws;

II - to organize, coordinate and supervise the services for which they are responsible;

III - to attend Executive Board meetings, assisting to define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Art. 25 - As a general rule, with the exception of the events under the paragraphs of this article, the Company is validly bound when represented by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact or, further, by two Attorneys in Fact, within the limit of their respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met.

Paragraph 2 - The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company will necessarily have to be signed by an Executive Officer jointly with an Attorney in Fact with specific powers.

Paragraph 3 - With the exception of the events provided for in articles 17, III, and 21, par. 1, the Company may also be represented by only one Executive Officer or one Attorney in Fact with specific powers in order to issue and negotiate, endorse and discount trade acceptance bills on the Company's sales; sign correspondence that does not create an obligation for the Company; perform simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund and its collection financial institutions and others of an identical nature.

Art. 26 - The following rules shall be observed as regards the appointment of attorneys in fact:

I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact appointed by the Board of Directors;

II - except in the event of judicial or similar representation, when exercise of the power of attorney until conclusion of the question or proceeding is essential, all powers of attorney shall be granted for a specific term of no more than one year, with limited powers.

Art. 27 - Any acts performed without due regard for the rules established in Arts. 25 and 26 hereof shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

AUDIT COMMITTEE

Art. 28 - Designed to function in the fiscal years in which it is instated at the request of shareholders, the Audit Committee is composed of three (3) incumbent members and three (3) alternates elected by the General Meeting, which shall establish the fees of the incumbent members.

Sole Paragraph - The Audit Committee's term of office ends upon the first Annual General Meeting held after it has been instated.

Chapter VI

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Art. 29 - The fiscal year shall end on December 31 each year, when the Financial Statements shall be drawn up.

Paragraph 1 - The accumulated losses and provision for income taxes will be deducted from the result for the year, prior to any participation.

Paragraph 2 - The net income for the year having been ascertained, allocation thereof shall be approved by the Annual General Meeting, with due regard for the provisions of law.

Paragraph 3 - The Company may prepare balance sheets six-monthly, quarterly or at shorter periods of time, with due regard for the provisions of law, and the Board of Directors may resolve on six-monthly or interim dividends, including as a full or partial advance on the compulsory dividend for the current fiscal year (Art. 17, VII).

Paragraph 4 - The act of the Board of Directors resolving on advance payment of a compulsory dividend shall establish whether said payments shall be offset, updated for inflation, against the amount of the compulsory dividend for the fiscal year, and, said offsetting being provided for, the Annual General Meeting shall determine payment of the compulsory balance, if any, and return to the original account of the amount paid in advance.

Art. 30 - Dividend distribution shall not be less than twenty-five percent (25%) of the net income ascertained, pursuant to art. 202 of Law 6404 of 1976.

Art. 31 - Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of relations with investors. If not claimed within three (3) years as from start of payment they shall become time-barred in favor of the Company.

Chapter VII

LIQUIDATION

Art. 32 - The Company shall be liquidated in the events established by Law, with due regard for applicable rules.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Audit Committee that is to function during the liquidation period, establishing their respective fees.

Exhibits

Exhibit 4.1

AGREEMENT ENTERED INTO BY AND BETWEEN:

COMPANHIA SIDERÚRGICA NACIONAL, with headquarters in this city, at Rua Lauro Müller, 116, 3rd floor and room 3.402, enrolled at CNPJ under number 33.042.730/0001-04 herein represented, under its By-laws, by its undersigned Executive Directors, hereinafter simply called “CSN”;
and
COMPANHIA VALE DO RIO DOCE, with headquarters in this city, at Av. Graça Aranha, 26, 19th floor, enrolled at CNPJ under number 33.592.510/0001-54, herein represented, under its By-laws, by its undersigned Executive Directors, hereinafter simply called “CVRD”, the above parties collectively called “Parties” and individually “Party”;
with the intervention of:
VICUNHA SIDERURGIA S.A., with headquarters in São Paulo, SP, at Rua Itacolomi, 412, 5th floor, room 02, enrolled at CNPJ under number 02.871.0007/0001-04, herein represented, under its Corporate By-laws, by its undersigned legal representatives,

VALEPAR S.A., with headquarters in Rio de Janeiro, at Rua Lauro Müller, 116, 36th floor, part, enrolled at CNPJ under number 01.772.413/0001-57, herein represented, under its Corporate By-laws, by its undersigned legal representatives,

INTERMESA INVESTIMENTOS S.A., with headquarters in Rio de Janeiro, RJ, at Rua Miguel Couto, 105 – 7th floor – part, enrolled at CNPJ under number 03.275.417/0001-55, herein represented, under its Corporate By-laws, by its undersigned legal representatives,

CLUBE DE INVESTIMENTO CSN (CSN INVESTMENT CLUB), with headquarters in Volta Redonda, RJ at Rua 93-A, 162 – Vila Santa Cecília, enrolled at CNPJ under number 68.670.512/0001-07, herein represented, under its corporate By-laws, by its undersigned legal representatives,

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (BANCO DO BRASIL EMPLOYEES PENSION & RETIREMENT FUND), with headquarters in Rio de Janeiro, RJ, at Praia de Botafogo, 501, 4th floor, enrolled at CNPJ under number 33.574.482/0001-24, herein represented, under its corporate By-laws, by its undersigned legal representatives, and

BRADESPAR S/A, a business corporation, with headquarters at Av. Brigadeiro Faria Lima, 3064, 6th floor, State of São Paulo, enrolled at CNPJ under number 03.847.461/0001-92, herein represented, under its corporate By-laws, by its undersigned legal representatives, the above named collectively called “Intervenors”,

WHEREAS CSN is the holder of rights of mining the Casa de Pedra Mine which are ensured thereto by title 234-06/36, a split-off of Mine Manifest number 234/36, subject of DNPM proceeding 43.306/56, of which the area is 2.526,26 ha (two thousand and sixteen hectares and twenty six ares); and

WHEREAS the terms of Clause 13 of the Shareholders’ Agreement of CSN dated April 23, 1993 (“Agreement”)

THE PARTIES HEREBY HAVE AGREED AND COVENANTED THE FOLLOWING:

1. DEFINITIONS

For the purposes of this agreement:

“Foreign Shareholder” means (i) an individual, holder of shares, whose domicile and residence are not established in Brazil; or (ii) corporate body, holder of shares, which direct or indirect Control is exercised by individual whose domicile and residence are not established in Brazil.

“Control” means the ability of a shareholder of a certain company to exercise, individually, even if through voting agreement, permanently, such rights which ensure him predominance on the corporate resolutions and the power to elect the majority of the company’s managers.

“CSN Controlled Company” means the corporate body or any other associated or similar form, where CSN (i) has an interest, directly or indirectly, and is, individually, even if through voting agreement, the holder of rights ensuring CSN permanently the predominance on the corporate resolutions and the power to elect the majority of the managers; and (ii) holds more than 25% of the capital formed by common shares or is the largest individual common shareholder.

“Controlling Group of Valepar/CVRD” means the group of shareholders who, through voting agreement, directly or indirectly, is, collectively, the holder of member’s rights which will ensure thereto, permanently, the predominance on the corporate resolutions and the power to elect the majority of the managers of Valepar S.A. and CVRD.

“Casa de Pedra Mine” means the mining right represented by title number 234-06/36 a split off of the Mine Manifest number 234/36, subject of DNPM proceeding number 43.306/56, which area is 2.516,26 ha. (two thousand five hundred and sixteen hectares and twenty six ares) held on this date by CSN and related to the iron ore mine explored by CSN, located in the State of Minas Gerais, which are is delimited by the polygon appearing on map (Annex I A) and described in the respective memorial (Annex I B), as well as all its integrating parts, under the applicable legislation.

“Excess Ore” means the iron ore from the production of the Casa de Pedra Mine (in all its forms, including natural ore, granulated, sinter feed, pellet feed and pellets) not used in the steel production by CSN at Presidente Vargas Plant or in other steel units owned by CSN and CSN Controlled Company.

“Itaguaí Project” means such industrial unit(s) of production of hot rolled plates or coils to be built in up to 4 different locations in Brazil, in two stages, each with production of approximately 6 million of tons of steel per year, destined to a total annual production (considered all the industrial units together) of up to 12.5 million of tons of steel per year, and each stage may be divided into several modules, where CSN is the largest individual shareholder and holds interest of, at least, 50% (fifty percent) plus one share of the total of common and preferred shares with voting right (in the event of a capital structure with common and preferred shares), or 1/3 (one third) of the total and voting capital (in case the Brazilian legislation no longer contemplates preferred shares).

“Greenfield Steel Project” means an industrial project of steel works destined to the production of hot rolled plates and/or coils under CVRD’s direct or indirect control, to be installed in location where there is no similar undertaking in operation and which, as a consequence, can not obtain reductions of investment and operating costs through the development of synergies resulting from the shared utilization of infrastructure, utilities center or raw material.

“Economic Value of Casa de Pedra Mine” means the economic value of the Casa de Pedra Mine to be calculated by two major investment banks (one appointed by CSN and the other by CVRD, the “Investment Banks”), corresponding to the net discounted cash flow of Casa de Pedra Mine (i) up to the remaining term of this Agreement, limited to the reserve of Casa de Pedra Mine subject to be mined in an economic way or, if the latter will subsist to the termination of the Agreement, whichever is greater and (ii) by a discount rate of 12,5% a.a. according to the following basic and cumulative premises: (i) volume of the various types of ore corresponding to the sale of Excess Ore and the effective consumption of the Presidente Vargas Plant, of CSN Controlled Company(ies), of companies where CSN will holds a shareholding interest under terms of Item II.7 hereof and the actual and/or potential consumption of ore required for the total production of Itaguaí Project in its two stages (provided that, in relation to each specific stage, there are feasibility studies and basic engineering project already concluded, negotiations with financing banks have already commenced and the specific stage has already been formally approved and disclosed by the Board of Directors of CSN), that is, 12.5 million tons/year; and (ii) revenue based on prices practiced at the time in the domestic (FOB mine) and foreign (FOB port) markets. In case of dispute between the values found by the Investment Banks in amount equal to or above 10%, the Investment Banks shall appoint a 3rd major investment bank, prevailing, in such case, the average of the economic value of the Casa de Pedra Mine calculated by the 3 investment banks.

II. MARKETING OF EXCESS ORE

II.1 During 30 (thirty) days counting from the date of signing of this agreement, CVRD shall have the preference, in equal conditions with third parties, to acquire the Excess Ore.

II.2 In case CSN will receive (i) firm offer of third party interested in the acquisition of Excess Ore or (ii) acceptance in offer of sale which it has made to third parties, in both cases, in any amount, CSN shall issue notice to CVRD accompanied by copy of the offer presented. In any case, the notice shall contain (i) the identification of such third party, (ii) the amount and specifications of ore, (iii) place and term of delivery, (iv) price and payment conditions, (v) all other direct, connected or resulting conditions, if any, of the intended supply.

II.3 CVRD shall express its decision as to the exercise of the preferred right within the following terms, provided that the same shall be exercised in full, being forbidden, in any case, the partial exercise:

(a) in case of supply of ore with delivery term equal to or shorter than 12(twelve) months and amount equal to or below 50.000 metric tons, up to 24.00 hours of the 3rd working day after the date of receipt of CSN notice;

(b) in case of supply of ore with delivery term equal to or shorter than 12 (twelve) months and amount above 50.000 metric tons, up to 24:00 hours of the 7th working day after the date of receipt of CSN notice;

(c) in case of supply of ore with delivery term above 12 (twelve) months, within 30 (thirty) calendar days counting from the date of receipt of notice of CSN.

II.3.1 For the purposes of provision in Item II.3 above, “working day” shall be considered that when the commerce and banks will be open for business in the city of Rio de Janeiro.

II.4 The Excess Ore shall be acquired by CVRD under the condition “FOB Mine”. The general criteria which will prevail for the equalization of price of supply, if the interested third party’s proposal contains a different commercial clause, are established in Annex II hereto.

II.4.1 The equalization conditions above shall be occasionally revised, by initiative of any of the Parties.

II.4.2 Within the term assigned to CVRD to exercise the preferred right, the Parties shall discuss, in good faith, the equalization of price of each supply, taking into account such general criteria agreed upon according to Item II.4 above, provided that, if there is no agreement, the price offered by the third party shall prevail.

II.5 If CVRD will fail to exercise the preferred right or will do it untimely, CSN may perform the supply to the interested third party, provided that it will do it observing the same conditions of the proposal conveyed to CVRD under Item II.2 above.

II.6 The preferred right specified in this Clause II shall not apply to the supply of Excess Ore for consumption of Itaguaí Project.

II.7 Furthermore, observing the provision herein, the preferred right specified in this Clause II shall not be applicable in relation to sales of Excess Ore to steel companies where CSN is a direct or indirect shareholder, once met the following conditions: (i) the annual sale volume shall be proportional to CSN’s direct or indirect interest in the total capital of the steel company in question, in relation to the annual consumption of iron ore of said company; and (ii) the annual sale volume shall be prorated among granulated, sinter feed and pellet feed in the proportion of the total annual production of each product at the Casa de Pedra Mine. The calculation of the annual volumes for each type of ore specified herein shall use, for each steel company, the amounts reported for each parameter in the year immediately preceding the sales and shall obey the following formulae:

Q1 = C x A% x X%

Q2 = C x A% x Y%

Q3 = C x A% x Z%

Where:

“Q1” corresponds to the annual amount of Excess Ore of granulated quality, not subject to the preferred right, according to provision in this Item II.7;

“Q2” corresponds to the annual amount of Excess Ore of sinter feed quality, not subject to the preferred right, according to provision in this Item II.7;

“Q3” corresponds to the annual amount of Excess Ore of pellet feed quality, not subject to the preferred right, according to provision in this Item II.7;

“C” corresponds to the annual consumption of iron ore of the specific steel company;

“A” corresponds to CSN’s interest in the specific steel company, in percentage terms. In case of CSN’s direct or indirect interest in the steel companies referred to herein, such percentage shall be calculated pro rata to CSN’s actual and final interest in such steel company;

“X” corresponds to the proportion of ore of granulated type in the total annual production of Casa de Pedra in percentage terms;

“Y” corresponds to the proportion of ore of sinter feed type in the total annual production of Casa de Pedra in percentage terms;

“Z” corresponds to the proportion of ore of pellet feed type in the total production of Casa de Pedra in percentage terms;

II.7.1 If CSN will acquire any shareholding interest in steel companies to which there may be supply of Excess Ore under term of this Item II.7, the same shall notify CVRD of the percentage of its shareholding in the total capital of the steel company in question, after its disclosure to the market, under terms of the legislation in force at the time, or in the absence of such legal obligation to disclose, within 10 (ten) calendar days counting from the date of filing, by CSN, of the first subsequent ITR or IAN.

II.7.2 CSN shall, each year, previously notify CVRD whether it intends to sell Excess Ore to any steel company where it holds an interest, as well as inform the numerical value of each of the components in the formulae indicated in Item, II.7 above, through statement prepared according to form in Annex III. Such statement shall be delivered to CVRD within 30 (thirty) calendar days before the first scheduled shipping for the relevant year.

II.7.3 The agreements of supply of Excess Ore with term longer than 12 months, entered into by CSN and such steel company where CSN holds an interest, shall contain a clause of adjustment of annual amounts of supply of Excess Ore in function of variations, for more or for less, in the percentage of CSN’s interest in the capital of such company or in the consumption of iron ore of the latter, according to the system defined in the previous item.

II.7.4 Not later than January 30 each year, CSN shall forward to CVRD a certificate, drawn up according to form in Annex IV, containing the statement that the provision in Item II.7 hereof was duly complied with in the previous year, or, as the case may be, the information that the excess supply occurred in the previous year will be compensated under terms of provision in Item II.7.5 below.

II.7.5 If it will be proven that the volume of Excess Ore sold by CSN exceeded the limit set forth in caput of this Item II.7 for a certain year, CSN may, in the subsequent year, effect the compensation of the amount oversold. If said compensation is not effected within such term, CVRD will be owed a compensating fine in the amount equivalent in Reais to US$ 15.00 per ton of Excess Ton of which the compensation will not have been effected.

II.7.6 If CVRD will disagree with the information provided by CSN under terms of Items II.7.2 and II.7.4 above, CVRD may request that an independent audit company, internationally known, verify said information, provided that such verification is made at its expenses, with previous notice of at least 7 working days and within office hours.

III. PELLETIZATION UNDERTAKINGS

III.1 If CSN, directly or indirectly, will decide to associate with third parties to build and operate a pelletization plant (including the marketing of pellets produced by CSN) which will use the Excess Ore, CSN shall give preference to CVRD to implement such undertaking together with CSN, under the same terms, price, validity, amount and other conditions appearing in the third parties’ proposal obtained by CSN. This preferred right shall be equally valid for 30 (thirty) years counting from the date of signing of this agreement and shall always be exercised in full, being forbidden its partial exercise.

III.2 For purposes of Item III.1 above, CSN shall notify CVRD identifying the potential partner(s), the terms, prices, validity, amount and other conditions appearing in the third party’s proposal and describing, in optimum detail, the undertaking, accompanied by the respective feasibility study.

III.3 CVRD shall have a time period of 60 (sixty) calendar days to express its decision whether or not to exercise the preference, which shall be irrevocable and irreversible; in case of negative or absence of answer within such time period, CSN may implement the business in association with the potential partner(s), provided that it will do it under the exact terms, validity and conditions described in the feasibility study and in the proposal conveyed to CVRD according to Item III.1 above.

III.4 In case of silence or refusal by CVRD within the term established in Item III.3 above and if CSN will implement the pelletization undertaking covered by this Clause III jointly with third party(ies), each party integrating the undertaking shall use the amount of product(s) corresponding to their respective proportion of interest in the capital of the undertaking. The marketing of the excess production not used by CSN, CSN Controlled Companies, Itaguaí Project and/or steel company(ies) where CSN will have an interest according to provision in Item II.7, shall observe, mutatis mutandis, the legal preference rules established in Clause II hereof.

IV. LEASING OR DISPOSAL OF CASA DE PEDRA MINE

IV.1 For 30 (thirty) years counting from the date of signing this agreement, CVRD shall have the preference, in equal conditions with third parties, to acquire or lease the Casa de Pedra Mine, observing the provisions of this Clause IV.

IV.2 If CSN will receive firm proposal from third parties for total or partial purchase or lease of the Casa de Pedra Mine, CSN shall notify CVRD of the proposal received, which shall necessarily specify the price, term and conditions of payment, validity of the agreement (in case of lease) as well as all the other direct, related or resulting conditions.

IV.2.1 If the condition of payment of price appearing in the proposal referred to in Item above is not cash, the same shall be equalized by the Parties according to the evaluation reports to be prepared by 2 (two) appraisers of known competence, one appointed by CVRD, the other by CSN, prevailing the highest price. In the occurrence of dispute between the values appearing in said evaluation reports in amount equal to or above 10%, the appraisers shall appoint a 3rd appraiser, and in such case, the average price calculated among all evaluation reports shall prevail. In case CSN will not agree with the final result of the evaluation, CSN may desist from the business with the interested third party and with CVRD.

IV.3 CVRD shall have 60 (sixty) calendar days counting from the receipt of notice from CSN (or, in case of Item IV.2.1, 15 (fifteen) calendar days counting from the acknowledgment by CVRD, upon notice issued by the appraisers, of the final equivalent amount in cash) to notify whether it intends or not to exercise the preference, being forbidden its partial exercise.

IV.3.1 In case of affirmative answer, CSN and CVRD shall consummate the operation within the subsequent period of 45 (forty five) calendar days, under the same terms and conditions appearing in the offer.

IV.3.2 If CVRD will refuse the offer or will express its decision within the term established in Item IV.3 above, CSN may perform the operation proposed by third party(ies), provided that it is under the same terms and conditions appearing in the offer and within the term of 45 (forty five)calendar days subsequent to the date of receipt of refusal from CVRD or the conclusion of the term referred to in Item IV.3 in case of absence of answer by CVRD.

IV.4 The preferred right referred to in this Clause V shall also be applicable in cases of direct or indirect encumbrance or alienation of the Casa de Pedra Mine in any manner, including those arising out of transformation, incorporation, merger or split-off of CSN, which may have as purpose, directly or indirectly, the frustration of the exercise of the preferred right.

IV.4.1 For purposes of clarification of the provision in the previous item, the exercise of the preferred right set forth in this Clause IV shall not be applicable in the cases of direct or indirect encumbrance or alienation, in any form, of CSN control.

IV.4.2 Also for purposes of clarification of the provision in Item IV.4 above, the encumbrance or alienation of CSN control shall not revoke or otherwise modify CSN rights and obligations hereunder.

IV.5 For the purposes of Item IV.4, CVRD may exercise the preferred right established in this Clause IV upon the payment to CSN of the amount in national currency equivalent to the Economic Value of Casa de Pedra Mine. In case of disagreement on the part of CSN, the operation which originated the statement of exercise of the preferred right by CVRD shall be suspended and observed the procedures set forth in Items IV.6 and following.

IV.6 For purposes of ensuring the rigorous observance of Item IV.5 above, CSN shall promptly inform CVRD of any of the operations stated in Item IV.4 above, being reserved to the latter all remedies provided for herein, especially the specific performance covered by Item VI.7 hereof.

IV.7 In case of dispute mentioned in Item IV.5 in fine, CVRD shall effect the deposit (or offer collateral) in court, of amount equivalent to the accounting value of Casa de Pedra Mine appearing on the last audited balance sheet of CSN. Nevertheless, the amount equivalent to the Economic Value of the Casa de Pedra Mine shall be fully paid to CSN on the date of publication of the certificate of the final decision declaring the unequivocal existence of the operation which caused the frustration of the preferred right (“Final Decision”).

While (i) there is no Final Decision and (ii) the amount corresponding to the Economic Value of the Casa de Pedra Mine will not have been fully received by CSN, CSN (including CSN Controlled Companies, Itaguaí Project and companies where CSN holds equity under terms of Item II.7 hereof) shall continue in the possession and ownership of Casa de Pedra Mine, as well as in the use and enjoyment of all its rights related to Casa de Pedra Mine, observing the provisions in this Agreement.

V. CVRD’s ENGAGEMENT IN STEEL PROJECT

V.1 If CVRD will decide to develop a “Greenfield” Steel Project, CVRD shall offer to CSN the preferred right to participate in the undertaking, through notice which shall be accompanied by the respective feasibility study, which shall contain, in detail, all specifications and conditions of said project.

V.2 CSN shall have 60 (sixty) calendar days counting from the date of receipt of notice to express its decision to participate or not in the undertaking.

V.2.1 In case of affirmative answer by CSN, the Parties shall discuss in good faith the implementation of the undertaking described in the feasibility study, including the choice of vehicle-entity, definition of the respective interests and the relevant political and equity rights, forms of financing and other related matters.

V.2.2 In case of negative answer by CSN, or if, after lapsed 60 (sixty) calendar days, the understanding between the Parties is frustrated, CVRD may effect the implementation of the undertaking offered to CSN, maintaining same always under its Control, during the term specified in Item V.3 below, provided that CVRD will do it under the same terms and conditions appearing in the feasibility study presented to CSN.

V.3 The preference ensured to CSN under this Clause V shall inure for the term of 5 (five) years, counting from the date of signing of this agreement.

VI. GENERAL PROVISIONS

VI.1 Dissolving Conditions

VI.1.1 The condition of this agreement is that CVRD shall disentail from the Agreement and alienate, not later than April 23, 2002, the total of its shareholding in CSN. The other signatories of the Agreement forthwith waive the preferred right in relation to CSN shares held by CVRD. The acquirer of such shares shall not subrogate in CVRD’s rights and obligations appearing in the Agreement and such condition shall be annotated in the share registry book of CSN.

If such condition will not be fulfilled until the date above, CSN may, upon notice addressed to CVRD, terminate this agreement, provided that, for such purpose, it will notify CVRD within 90 (ninety) calendar days after such date.

VI.1.2 Any alteration in the shareholding composition of the Controlling Group of Valepar/CVRD resulting in the direct or indirect assignment of the Control of Valepar/CVRD to Foreign Shareholder being a steel company, trading company or iron ore producer, shall give to CSN the right to terminate this agreement, provided that, for such purpose, it shall notify CVRD within 90 (ninety) calendar days counting from the date when the transfer of Control of Valepar/CVRD will have occurred and publicly disclosed.

VI.1.3 In any of the events of early termination contemplated in Items VI.1.1 and VI.1.2, the lack of communication on the part of CSN within the terms set forth therein shall result in the lapsing of CSN’s righ to denounce the agreement.

VI.1.4 The termination of the agreement in the events described in Items VI.1.1 and VI.1.2 above shall not result in right to indemnification or compensation of any nature, besides not affecting any agreements of long term ore supply existing at the time, which shall be in force according to the rules agreed upon therein.

VI.2 Required Information

VI.2.1 For the perfect exercise of the preferred rights agreed upon herein, the Party holding said right shall have ensured the disclosure of the required information which, directly or indirectly, will involve the Parties with third parties and which will have connection with the rights and obligations agreed upon herein, subject to privileged and confidential treatment.

VI.3 Restrictions

During the validity of this agreement:

(i) CSN may not pledge, mortgage or otherwise give to third parties as guarantee of its obligations, such Excess Ore (observing the provision in Items II>6 and II.7), as well as the Casa de Pedra Mine, unless obtaining previous consent in writing from CVRD.

This restriction excludes such guarantees provided to national or international development agencies or financial institutions in relation to loans or financing granted to CSN or the company under its control, provided that the guarantee instrument will safeguard the existence of this agreement and the related rights to the Casa de Pedra Mine and the Excess Ore in case of excussion of the guarantee;

(ii) the Parties may not pledge or otherwise give to third parties as a guarantee of their obligations, the rights which are ensured to them by this agreement;

(iii) the Parties may not assign or promise to assign to third parties this agreement or any rights resulting therefrom;

VI.4 Notices

VI.4.1 All notices and communications which shall be transmitted hereunder shall be made in writing and forwarded by means of fax machine to the numbers designated below:

To CVRD:
Attn.: Chief Executive Officer (c.c to Executive Director of Ferrous Area and Legal Director).
Fax number 21 8144592 – 21 8144784 – 21 8144493

To CSN:
Attn.: Executive Director of Infrastructure (c.c. Director of Mine and Legal Director)
Fax: 21 5861529 – 31 7491284 – 21 5861432

VI.4.2 Notices shall be considered received on the date and time indicated on the answer back of the fax machine.

VI.4.3 The change of addressee, address or any of the numbers above should be promptly notified to the other Party, as provided hereunder; if said communication will fail to be made, any notice or communication transmitted under Item VI.4.1 above shall be considered as having been regularly made or received.

VI.5 Registration

Immediately after the signing of this agreement, the Parties shall require the attachment of an authenticated counterpart to the records of proceeding number 43.306/56 under way at the National Department of Mineral Production (DNPM) and its registration on the margin of the registry of title of mining number 234-06/36 of the proper book of same department. The Parties, on this date, execute the proper application of registry at the DNPM, in two counterparts of equal contents, each Party holding one original.

VI.6 Totality

This agreement expresses the full understanding of the Parties with respect to the Excess Ore and their relationship referring to the subject of this agreement, and fully supersedes all and any rights and/or obligations arising from other instruments and/or written or oral agreements related to the iron ore of Casa de Pedra Mine, including but not limited to, the rights and obligations appearing in Clause 13 of the CSN Shareholders’ Agreement dated 04/23/93, being hereby established that the eventual termination of such rights and obligations shall not reestablish, in any event, the rights and obligations now substituted for.

VI.7 Specific Performance

The Parties hereby accept and acknowledge that the non performance of the obligations herein contemplated does not represent settlement exclusively through payment of losses and damages, whereby they undertake to accept the specific performance of the obligations assumed hereunder, according to provision of Article 639 of the Code of Civil Procedure.

VI.8 Validity

This agreement shall be effective on the date of its execution and, observing the provision in Items VI.1 and VI.1.2, its provisions shall be applicable until the final term of the periods indicated in Items II.1, III.1, IV.1 and V.3 above.

VII. INTERVENORS

The Intervenors hereby sign this agreement to attest the full acknowledgment of its terms and undertake to practice any act required to the performance of the obligations contracted between the Parties.

And being thus agreed and covenanted, the Parties hereto, being bound by themselves and their successors, sign this instrument in 9 counterparts of equal tenor and form, in the presence of the 2 (two) undersigned witnesses.

Rio de Janeiro, March 15, 2001.

COMPANHIA SIDERÚRGICA NACIONAL
(Signed) (Illegible)
(Signed) (Illegible)

COMPANHIA VALE DO RIO DOCE
(Signed) (Illegible)
(Signed) (Illegible)

DOCEPAR S.A.

VICUNHA SIDERURGIA S.A.
(Signed) (Illegible)
(Signed) (Illegible)

VALEPAR S.A.
(Signed) (Illegible)
(Signed) (Illegible)

INTERMESA INVESTIMENTOS S.A
(Signed) (Illegible)
(Signed) (Illegible)

CLUBE DE INVESTIMENTOS CSN
(Signed) (Illegible)
(Signed) (Illegible)

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
(Signed) (Illegible)
(Signed) (Illegible)

BRADESPAR S.A.
(Signed) (Illegible)
(Signed) (Illegible)

Witnesses:
1. (Signed) Andréa Arias Vale-lloveias
Id: 07105071-0 – IFP

2. (Signed) Fernanda Chagas Iglesias Ribero
Id: 04497244-6 – IFP

ANNEX II

FORM OF EQUALIZATION OF THE PRICE OF SUPPLY OF EXCESS ORE

ITEM II.4

1. If the proposal presented by interested third party will be made on basis other than “FOB Mine” or will contain different commercial clause (that is, payment with goods and/or services), the equalization shall be performed according to external evaluation report obtained by CSN with company of recognized competence or prepared, jointly, by 3 independent experts, taking into consideration such criteria of prices and rates in force for railway, port and handling services, as well as the relevant tax aspects. If there is no agreement between the Parties as to the result of the equalization appearing in the above mentioned evaluation report, which shall be expressly and duly grounded, the offered price shall prevail.

ANNEX III
Place and date
TO
COMPANHIA VALE DO RIO DOCE
Av. Graça Aranha, 26 – 19th floor
Downtown – Rio de Janeiro/RJ

Attn.: Executive Board

Gentlemen:

COMPANHIA SIDERÚRGICA NACIONAL, a corporate body under private law, with headquarters in the city of Rio de Janeiro, at rua Lauro Müller, 116 – 36th floor and room 3402, enrolled at CNPJ/MF under number 33.042.730/0001-04, herein duly represented, under its Corporate By-laws, hereby represents, for all legal purposes and under terms of Item II.7.2 of the Agreement entered into with this company on ............. (the “Agreement”), that in this year of ............ , has the intention to supply Excess Ore to [corporate name of steel company] of which it is a shareholder of ...% of the capital stock, and that such supply shall obey the proportion in relation to the split of Casa de Pedra mine shown below, related to the year of [include the year preceding the representation]:

(t x thousand)
Extraction
Sterile Removal
Crude Production
Sinter Feed Production
Granulated Production
Pellet Feed Production
(%)
Split Total ROM	100
Split Sinter Feed
Split Granulated
Split Pellet Feed
Split Total PRODUCT	100
Split Sinter Feed1
Split Granulated2
Split Pellet Feed3

Considering that the [corporate name of the steel company] consumed in [include the year preceding the representation] [ ] tons of iron ore, and according to the split of the Casa de Pedra Mine, we intend to supply to such company, for the year of [include the year in question] the following amount of sinter feed, granulated and pellet feed:

(t x thousand)
Sinter Feed	Up to [ ]
Granulated	Up to [ ]
Pellet Feed	Up to [ ]

1 Component Y of the formula specified in item II.7 of the Agreement.
2 Component X of the formula specified in item II.7 of the Agreement
3 Component Z of the formula specified in item II.7 of the Agreement.

Sincerely,

COMPANHIA SIDERÚRGICA NACIONAL.

ANNEX IV
Place and Date.
TO
COMPANHIA VALE DO RIO DOCE
Av. Graça Aranha, 26 – 19th floor
Downtown, Rio de Janeiro/RJ
Attn.: Executive Board

Gentlemen:

COMPANHIA SIDERÚRGICA NACIONAL, a corporate body under private law, with headquarters in the city of Rio de Janeiro, RJ, at rua Lauro Müller, 116 – 36th floor and room 3402, enrolled at CNPJ/MF under number 33.042.730/0001-04, herein duly represented under its Corporate By-Laws, hereby represents, for all legal purposes and under terms of Item II.7.4 of the Agreement entered into with this company on ..........., that, in the corporate year ended on December 31, ...... the supply of Excess Ore to [corporate name of the steel company] was the following:

(t x thousand)
Sinter Feed	[ ]
Granulated	[ ]
Pellet Feed	[ ]

[We inform that the proportion and the total amount established in Item II.7 of the Agreement and in our statement of [insert date] were observed].
or
[We inform that the total amount established in Item II.7 of the Agreement and in our statement of [insert date] was exceeded in [ ], [ ] and [ ] tons of [sinter feed], [granulated] and [pellet feed] respectively, and that such excess shall be duly compensated in the current corporate year, as provided for in Item II.7.5 of the Agreement.]

Sincerely,
COMPANHIA SIDERÚRGICA NACIONAL.
ANNEX I B
Descriptive Memorial of Manifest 234-06/36 of
Casa de Pedra Memorial existing at DNPM

POINT	SIDE	DIRECTION

M201-M202	277,00	32°59' SE
M202-M203	558,00	32°53' SE
M203-M204	201,00	32°54' SE
M204-M205	315,00	32°53' SE
M205-M206	318,00	32°54' SE
M206-M207	461,00	32°53' SE
M207-M208	1399,00	40°30' SE
M208-M209	250,00	51°47' SE
M209-M210	673,00	62°28' SE
M211-M212	30,00	44°31' SE
M212-M213	99,00	59°05' SE
M213-M214	114,00	40°07' SE
M214-M215	24,00	73°36' SE
M215-M216	36,00	16°51' SE
M216-M217	113,00	40°02' SE
M217-M218	100,00	60°30' SE
M218-M219	74,00	23°35' SE
M219-M220	33,00	50°25' SE
M220-M221	38,00	89°41' SE
M221-M222	51,00	41°58' SE
M222-M223	83,00	07°52' SE
M223-M224	58,00	46°59' SE
M224-M225	94,00	85°33' NE
M225-M226	152,00	67°38' NE
M226-M227	94,00	81°11' SE
M227-M228	97,00	61 °38' SE
M228-M229	68,00	17°10' SE
M229-M230	145,00	20°50' SE
M230-M231	146,00	32°43' SE
M231-M232	60,00	62°34' SE
M232-M233	159,00	89°09' NE
M233-M234	172,00	54°00' SW
M234-M235	93,00	81°52' SE
M235-M236	90,00	30°37' SW
M236-M237	61,00	06°56' SW
M237-M238	58,00	30°34' SE
M238-M239	94,00	32°22' SE
M239-M240	67,00	04°43' SE
M240-M241	273,00	02°57' SW
M241-M242	52,00	07°03' SE
M242-M243	58,00	65°25' NE
M243-M244	89,00	74°54' SE
M244-M245	65,00	85°03' NE
M245-M246	39,00	67°48' S6
M246-M247	59,00	48°17' SE
M247-M248	55,00	46°12' SE
M248-M249	25,00	65°25' SE
M249-M250	37,00	49°22' SE
M250-M251	83,00	41°49' SE
M251-M252	52,00	71°55' SE
M252-M253	71,00	61°01'SE
M253-M00	54,00	55°12' SE
M00-M01	41,00	44°15' SE
M01-M02	20,00	72°35' SE
M02-M03	29,00	79°31' NE
M03-M04	43,00	44°50' SE
M04-M05	50,00	48°35' SE
M05-M06	50,00	59°19' SE
M06-M07	42,00	67°03' SE
M07-M08	76,00	73°04' SE
M08-M09	80,00	69°00' SE
M09-M10	55,00	34°24' SE
M10-M11	34,00	11°04' SE
M11-M12	164,00	47°53' SE
M12-M13	70,00	57°21' SE
M13-M14	87,00	75°54' SE
M14-M15	67,00	63°01' SE
M15-M16	143,00	61°43'SE
M16-M17	128,00	37°46' SE
M17-M18	101,00	55°57' SE
M18-M19	101,00	32°55' SE
M19-M20	73,00	45°51' SW
M20-M21	42,00	86°37' SW
M21-M22	55,00	57°11' NW
M22-M23	303,00	41°50' NW
M23-M24	63,00	60°08' NW
M24-M25	46,00	88°43' SW
M25-M26	91,00	57°51' SW
M26-M27	47,00	82°23' NW
M27-M28	76,00	49°31' NW
M28-M29	154,00	05°40' NW
M29-M30	83,00	62°54' NW
M30-M31	121,00	80°06' SW
M31-M32	149,00	62°01' SW
M32-M33	179,00	62°54' NW
M33-M34	113,00	04°19' NW
M34-M35	124,00	27°19' NE
M35-M36	81,00	04°42' NE
M36-M37	32,00	24°35' NW
M37-M38	245,00	54°15' SW
M38-M39	76,00	30°53' SW
M39-M40	71,00	51°01' SW
M40-M41	35,00	05°51' SW
M41-M42	81,00	28°17' SW
M42-M43	66,00	09°57' SW
M43-M44	29,00	23°24' SE
M44-M45	60,00	04°49' SE
M45-M46	40,00	49°01' SE
M46-M47	73,00	52°21' SW
M47-M48	58,00	62°46'SW
M48-M49	24,00	11°45' SW
M49-M50	66,00	66°29' SW
M50-M51	47,00	44°07' SW
M51-M52	39,00	33°59' SW
M52-M53	55,00	56°01' SW
M53-M54	67,00	35°08' SW
M54-M55	101,00	10°34' SW
M55-M56	295,00	15°13' SE
M56-M57	50,00	88°52' SE
M57-M58	88,00	29°41' SE
M58-V02	204,00	85°46' SE
V02-V03	48,00	21°16' SW
V03-V04	98,00	00°27' SW
V04-V05	267,00	02°45'SW
V05-V06	176,00	42°45' SW
V06-V07	96,00	20°41' SW
V07-V08	108,00	10°22'SW
V08-V09	86,00	31°15' SW
V09-V10	122,00	59°12' SW
V10-V11	182,00	78°50' SW
V11-V12	146,00	56°27' SW
V12-V13	123,00	58°58' SW
V13-V14	128,00	62°07' SW
V14-V15	81,00	37°05' NE
V15-V16	31,00	54°36' NW
V16-V17	33,00	29°11' NE
V17-V18	129,00	87°01' NE
V18-V19	76,00	11°52' NE
V19-V20	46,00	73°54' NE
V20-M59	54,00	67°45' SE
M59-M60	63,00	13°17' NE
M60-M61	128,00	24°21' NW
M61-M62	73,00	53°37' NE
M62-M63	157,00	53°34' NW
M63-M64	333,00	10°37' NW
M64-M65	165,00	15°08' NE
M65-M66	266,00	12°30' NW
M66-M67	48,00	48°22' NW
M67-M68	528,00	82°42' NW
M68-M69	132,00	56°15' SW
M69-M70	260,00	75°40' NW
M70-M71	232,00	74°47' NW
M71-M72	267,00	67°05' SW
M72-M73	109,00	56°01' NW
M73-M74	47,00	60°01' NW
M74-M75	125,00	60°16' NW
M75-M76	151,00	53°44' NW
M76-M77	106,00	08°29' NW
M77-M7S	131,00	02°21' NW
M7S-M79	76,00	19°43' NW
M79-M80	171,00	33°36' NW
M80-M81	115,00	63°27' NW
M81-M82	146,00	29°31' NW
M82-M83	175,00	13°30' NW
M83-M84	158,00	24°28' NW
M84-M85	109,00	13°34' NW
M85-M86	58,00	07°08' NW
M86-M87	68,00	62°34' NW
M87-M88	116,00	77°49' SW
M88-M89	197,00	55°05' NW
M89-M90	97,00	75°40' NW
M90-M91	153,00	61°01' NW
M91-M92	120,00	71°58' NW
M92-M93	110,00	44°07' NW
M93-M94	100,00	89°05' SW
M94-M95	224,00	80°35' SW
M95-M96	139,00	60°20' NW
M96-M97	276,00	50°45' NW
M97-M98	81,00	45°22' NW
M98-M99	126,00	62°03' NW
M99-M100	165,00	75°27' NW
M100-M101	347,00	59°45' NW
M101-M102	254,00	59°12' NW
M102-M103	144,00	65°33' SW
M103-M104	69,00	49°37' SW
M104-M105	108,00	29°02' SW
M105-M106	39,00	41°05' SW
M106-M107	35,00	79°16' SW
M107-M108	36,00	88°53' SW
M108-M109	99,00	77°29' NW
M109-M110	317,00	75°43' SW
M110-M111	260,00	76°13'SW
M111-M112	236,00	76°19' SW
M112-M113	192,00	76°47' SW
M113-M114	93,00	56°10' SW
M114-M115	300,00	62°37' NW
M115-M116	108,00	62°06' NW
M116-M117	410,00	68°57' NW
M117-M118	223,00	65°29' NW
M118-M119	343,00	43°23' NW
M119-M120	362,00	35°09' NW
M120-M121	197,00	52°11' NW
M121-M122	36,00	44°19' NE
M122-M123	62,00	62°11'NE
M123-M124	86,00	14°52' NE
M124-M125	130,00	41°45' NE
M125-M126	90,00	48°56' NW
M126-M127	175,00	22°22' NE
M127-M128	266,00	55°09' NE
M128-M129	68,00	12°18' NW
M129-M130	178,00	08°18' NE
M130-M131	124,00	11°56' NE
M131-M132	305,00	16°03' NE
M132-M133	120,00	28°26' NW
M133-M134	203,00	53°58' NE
M134-M135	172,00	06°26' NW
M135-M136	78,00	35°44' NE
M136-M137	214,00	42°37' NE
M137-M138	158,00	15°45' NE
M138-M139	277,00	00°28' NW
M139-M140	93,00	20°48' NW
M140-M141	103,00	00°01' NE
M141-M142	132,00	10°29' NE
M142-M143	125,00	19°09' NE
M143-M144	214,00	35°05' NE
M144-M145	118,00	40°27' NE
M145-M146	57,00	40°50' NE
M146-M147	106,00	28°13' NE
M147-M148	62,00	35°23' NE
M148-M149	151,00	27°41' NE
M149-M150	64,00	37°32' NE
M150-M151	55,00	72°29' NE
M151-M152	60,00	71°28' SE
M152-M153	75,00	85°15' SE
M153-M154	37,00	16°44' SE
M154-M155	113,00	58°07' SE
M155-M156	55,00	33°43' SE
M156-M157	40,00	13°41' SE
M157-M158	30,00	71°14' SE
M158-M159	26,00	59°31' NE
M159-M160	34,00	41°13' SE
M160-M161	41,00	46°25' NE
M161-M162	65,00	70°54' NE
M162-M163	54,00	76°22' SE
M163-M164	88,00	69°18' NE
M164-M165	53,00	37°58' SE
M165-M166	33,00	70°42' NE
M166-M167	50,00	24°12' SE
M167-M168	37,00	09°58' SW
M168-M169	63,00	56°50' SE
M169-M170	47,00	35°31' SE
M170-M171	52,00	33°29' SW
M171-M172	67,00	53°27' SE
M172-M173	50,00	40°13' SE
M173-M174	58,00	09°43' SE
M174-M175	71,00	34°46' SE
M175-M176	70,00	53°13' SE
M176-M177	45,00	20°14' SE
M177-M178	45,00	23°08' SW
M178-M179	96,00	09°50' SE
M179-M180	75,00	19°23' SE
M180-M181	65,00	46°13' SE
M181-M182	33,00	13°05' SW
M182-M183	39,00	36°10' SE
M183-M184	36,00	19°39' SE
M184-M185	25,00	86°26' SE
M185-M186	36,00	55°35' NE
M186-M187	30,00	83°07' SE
M187-M188	45,00	72°08' NE
M188-M189	44,00	52°19' NE
M189-M190	23,00	28°40' NE
M190-M191	62,00	78°28' NE
M191-M192	54,00	84°22' NE
M192-M193	143,00	82°22' NE
M193-M194	119,00	09°00' NW
M194-M195	166,00	24°41' NE
M195-M196	69,00	51°09' NW
M196-M197	114,00	40°34' NE
M197-M198	142,00	03°54' NW
M198-M199	144,00	30°17' NE
M199-M200	326,00	44°39' NE
M200-M201	70,00	61°18' NE

Exhibits

Exhibit 4.2

PRE-EMPTION AGREEMENT

Pre-emption Agreement for the acquisition of stock, participation in CSN's control premimum and other covenants entered into by and between BNDES PARTICIPAÇÕES S.A. - BNDESPAR and the indirect controllers of COMPANHIA SIDERÚRGICA NACIONAL (National Steelworks Company) CSN, as follows:

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social (National Bank of Economic and Social Development) - BNDES, with headquarters in Brasilia, Federal District, at Setor Bancário Sul, Conjunto 1, Bloco E, BNDES Building, 13th floor and office in this city of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Avenida Chile n° 100, 19th and 20th floors, enrolled with the National Registry of Legal Entities/Ministry of Finance, under n° 00.383.281/0001-09, herein represented under its articles of incorporation, hereinafter referred to simply as BNDESPAR;

CLOTILDE RABINOVICH PASTERNAK, Brazilian, widow, businesswoman, holder of the Identity Card n°509.526, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 011441708/34, resident and domiciled in the City of São Paulo, State of São Paulo, Brazil, with offices at Rua Itacolomi, 412; and her children SUZANA PASTERNAK TASCHNER, Brazilian, married, architect, holder of the Identity Card n° 2.818.618, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 485037208/25, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and JACYR PASTERNAK, Brazilian, married, physician, holder of the Identity Card n° 2.340.133, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 004465488/04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 (Clotilde);

DOROTHÉA STEINBRUCH, Brazilian, widow, industrialist, holder of the Identity Card n° 4.328.916, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 055494768/43, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and her children BENJAMIN STEINBRUCH, Brazilian, married, industrialist, holder of the Identity Card n°3.627.815-4, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 618266778/87, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, RICARDO STEINBRUCH, Brazilian, married, businesses administrator, holder of the Identity Card n° 4.576.689, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 030626328/95, resident and domiciled in the City of São paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and ELIZABETH STEINBRUCH SCHWARZ, Brazilian, married, engineer, holder of the Identity Card n°4.565.021, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 006990838/93, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 (DOROTHÉA);

ELIEZER STEINBRUCH, Brazilian, widower, industrialist, holder of the Identity Card n°1.183.783, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 018004698/53, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and his children CLARICE STEINBRUCH, Brazilian, judicially separated, businesses administrator, holder of the Identity Card n° 7.526.365-8, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n°032473948/69, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, FÁBIO STEINBRUCH, Brazilian, bachelor, businessman, holder of the Identity Card n° 8.441.118, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 052581918/50, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and LEO STEINBRUCH, Brazilian, married, businessman, holder of the Identity Card n° 13.597.999, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 110885048/09, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 (ELIEZER);

JACKS RABINOVICH, Brazilian, married, engineer, holder of the Identity Card n° 1.179.678-9, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 011495038/34, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and his children EDUARDO RABINOVICH, Brazilian, married, industrialist, holder of the Identity Card n°4.989.033-5, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 059408688/43, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, OLGA RABINOVICH, Brazilian, divorced, businesswoman, holder of the Identity Card n°4.989.032-3, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 041905378/61, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and BEATRIZ RABINOVICH, Brazilian, single, businesswoman, holder of the Identity Card n° 6.246.238, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n° 088292348/00, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 (JACKS).

CLOTILDE, DOROTHÉA, ELIEZER and JACKS, hereinafter shall be collectively referred to as INDIVIDUALS CONTROLLERS;

VICUNHA STEEL S.A., with headquarters in the City of S. Paulo, State of São Paulo, at Rua Ivaí, 207, suite 21, enrolled with the National Registry of Legal Entities under n°04.169.992/0001-36, herein represented by its officers under its articles of incorporation, hereinafter referred to simply as VI-STEEL;

VICUNHA AÇOS S.A., with headquarters in the City of S. Paulo, at Rua Itacolomi, 412, 5th floor, suite 3, enrolled with the National Registry of Legal Entities under n° 04.213.131/0001-08, herein represented by its officers under its articles of incorporation, hereinafter referred to simply as VI-AÇOS;

The INDIVIDUALS CONTROLLERS, VI-STEEL and VI-AÇOS, hereinafter collectively referred to, abridgedly as CSN's INDIRECT CONTROLLERS;

VICUNHA SIDERURGIA S.A., an open capital corporation, with headquarters in the City of S. Paulo, State of São Paulo, at Rua Itacolomi, 412, 5th floor, suite 2, enrolled with the National Registry of Legal Entities under n° 02.871.007/0001-04, herein represented by its officers under its articles of incorporation, hereinafter referred to simply as VI-SIDERURGIA;

Whereas the INDIVIDUALS CONTROLLERS are the direct controllers of VI-STEEL, which, by its turn, is the direct controller of VI-AÇOS, as the owners of all the voting shares of VI-STEEL's capital stock and the latter is currently the owner of all the voting shares of VI-AÇOS' capital stock;

Whereas VI-AÇOS is the direct controller of VI-SIDERURGIA, as the owner of all the voting shares of the capital stock of the latter;

Whereas VI-SIDERURGIA is the direct controller of COMPANHIA SIDERÚRGICA NACIONAL (CSN), as the owner of 46% of the voting shares issued by the latter;

Whereas the INDIVIDUALS CONTROLLERS are the owners of 1,508,100,000 (one billion, five hundred and eight million and one hundred thousand) term-purchased shares of CSN's capital stock;

Whereas BNDESPAR agreed in giving financial support to the project uncrossing of stockholdings between CSN and COMPANHIA VALE DO RIO DOCE, so that both companies may concentrate their resources and efforts in the exploitation of the activities which constitute their purposes;

Whereas BNDESPAR's financial support is the subscription of VI-SIDERURGIA's First Issuance of Debentures, hereinafter referred to as DEED;

Whereas, as a part of the financial support given by BNDESPAR, CSN's INDIRECT CONTROLLERS and VI-SIDERURGIA, as its direct controller agreed in undertaking - in the event of transfer of CSN's (direct or indirect) control - to guarantee to BNDESPAR the participation in the control premium of the transferred shares, proportionally to the value of its financial assistance;

Whereas VI-SIDERURGIA already contracted with BNDESPAR an instrument denominated CSN' Shareholders Agreement; CSN's INDIRECT CONTROLLERS resolve hereby and under the law to enter this agreement, by assuring to BNDESPAR the rights stipulated on the following clauses:

CLAUSE ONE - PRESERVATION OF THE SHAREHOLDING CONTROL

1.1 - CSN's INDIRECT CONTROLLERS undertake, during the term hereof:

a) to keep the ownership of shares which represent more than the half of the voting capital stock, without any restriction to VI-STEEL, VI-AÇOS and VI-SIDERURGIA, which guarantee to them CSN's indirect control, excepting only the provision of CLAUSE TWO; and

b)not to accept minority shareholders at VI-STEEL, VI-AÇOS and VI-SIDERURGIA, without BNDESPAR's prior consent, with compliance with item II of Clause 1.2 and Clause 1.3.

1.2 CSN's INDIRECT CONTROLLERS undertake:

I - with regards to the shares which assure to them CSN's indirect control, said shares referred to in letter 'a' of Clause 1.1;

a) not to transfer, assign, burden or, otherwise alienate, either directly or indirectly, freely or upon payment, the aggregate or part of said stock;

b) not to assign or otherwise alienate, either directly or indirectly, freely or upon payment, rights to subscribe shares for the increase of the capital of VI-STEEL, VI-AÇOS or of VI-SIDERURGIA, the exercise of which involves the breach of the obligation to keep CSN's indirect control, under letter 'a' of Clause 1.1;

II - in connection with the shares owned at VI-STEEL, VI-AÇOS and VI-SIDERURGIA not comprised in letter 'a' of Clause 1.1, only with BNDESPAR's prior written consent, under Clause 1.3;

a) assign, burden, encumber or otherwise alienate, either directly or indirectly, freely or upon payment, the aggregate or part of these shares;

b) assign or otherwise alienate, either directly or indirectly, freely or upon payment, rights to subscribe shares for the increase of the capital of VI-STEEL, VI-AÇOS or of VI-SIDERURGIA.

1.3 - In the events of item II of Clause 1.2, CSN's indirect controllers shareholders shall submit in writing the business to BNDESPAR, which shall express itself within the maximum term of thirty (30) days, at the end of which, the lack of BNDESPAR's written opinion shall be understood as an approval of the business.

1.4 - The transfer, assignment, burdening, encumbrance or alienation of the shares or subscription rights, without the observance of Clauses 1.1 and 1.2 shall be lawfully void, VI-STEEL, VI-AÇOS and VI-SIDERURGIA undertaking not to effect any registration which may breach the provision of this clause.

1.5 - The nominative common shares referred to in item 1.1 may not be taken into custody under articles 41 and 42 of Law n° 6404 of December 15, 1976, partially amended by Law n° 9457 of May 5, 1997.

CLAUSE TWO - OBLIGATIONS IN THE EVENT OF TRANSFER OF CONTROL

2.1 - CSN's INDIRECT CONTROLLERS shall, hereby, be bound in any case of transfer of CSN's indirect control (Clause Three).

a) to assure to BNDESPAR the pre-emptive right to acquire the stock or, alternatively, to sell, jointly with CSN's INDIRECT CONTROLLERS, on the same conditions, CSN's capital stock owned by it, resulting from the exchange of debentures for shares, under the terms established in the DEED;

b) to acquire or cause VI-SIDERURGIA to acquire or anticipatedly redeem all the debentures issued by it for its debtor balance determined up to the date of the effective settlement; and

c)to pay to BNDESPAR, as interest in CSN's transferred indirect control premium, debentures redemption premium, determined according to Clause 2.3, below.

2.2 - CSN's INDIRECT CONTROLLERS shall only alienate the shares which assure CSN's indirect control if the alienation comprises the indivisible block of all these shares and in compliance with the following:

a) CSN's INDIRECT CONTROLLERS shall inform BNDESPAR, in writing, at least sixty (60) days before the date of transfer, the proposal received for the acquisition of its shares and the shares BNDESPAR owns on that date, arising from the exchange of debentures for shares, under the DEED;

b) this notice shall contain the following information: (i) name and qualification of the proponent and, if it is a corporation, name and qualification of the partners or shareholders who hold its control; (ii) price and all the terms of payment; (iii) lot of shares to be acquired; (iv) other conditions and relevant terms of the proposal; (v) the intent of CSN's INDIRECT CONTROLLERS in accepting the proposal and alienating the shares which guaranty the transfer of CSN's indirect control;

c) BNDESPAR shall have sixty (60) days, from the date of receipt of the notice to inform to CSN's INDIRECT CONTROLLERS, in writing, its decision to sell, along with them, all CSN's common stock owned by them and which were arising from exchange, according to the provision of the DEED; or to acquire, on the same conditions as that of the proposal, the aggregate of CSN's INDIRECT CONTROLLERS' stock, the subject of the submitted offer;

d)once elapsed the term referred to in (c), above, and in default of BNDESPAR's manifestation or in the event BNDESPAR has manifested its non-interest in the alienation or acquisition, CSN's INDIRECT CONTROLLERS may transfer the shares representing the block of control of the company to the proponent;

e) in the event the proposal submitted to BNDESPAR is amended in any of its terms, CSN's INDIRECT CONTROLLERS shall inform BNDESPAR such amendments, by repeating the procedure provided in the prior items, above.

2.3 - The redemption premium of the debentures, payable only in the event of transfer of the (direct or indirect) control of CSN, shall be equivalent to the percentages hereinbelow, calculated according to the formula below:

PREMIUM = W x [VV-(VP + VM + VPIC + EF - VC)] x BNDESPAR
VP1 + VPIC1 + VM1
where it reads:

VV - total value of an eventual sale of the stockholding owned by VI-SIDERURGIA in CSN's capital stock, being deduced from this value, for the same sale price, the amount relating to CSN's shares acquired by VI-SIDERURGIA, with funds from the increase of the capital of this company;

VP - value paid to PREVI and BRADESPAR, by VI-SIDERURGIA, from the acquisition of shares representing CSN's capital stock, to be readjusted, from the date of the debentures' full paying-up until the date of payment of the premium provided in this clause, for the weighed mean remuneration of the DEED and of the Coins Basket Agreement;

VM - value of CSN's shares acquired by the ISSUER at stock exchanges or in a private transaction, calculated according to the weighed mean quotation for the quantity of the five last floors prior to the date of acquisition, with funds from debentures, in the maximum amount of R$ 23,750,000.00 (twenty-three million, seven hundred and fifty thousand reais), on the date of the full payment of the debentures subscribed by BNDESPAR, to be adjusted on the date of the total paying-up of the debentures until the date of the payment of the premium provided in this clause, for the weighed mean remuneration of the debentures of the DEED and of the Coins Basket Agreement;

VM1 - value of CSN's shares acquired by the ISSUER at stock exchanges or in a private transaction, calculated according to the weighed mean quotation for the quantity of the five last floors prior to the date of acquisition, with funds from debentures, in the maximum amount of R$ 23,750,000.00 (twenty-three million, seven hundred and fifty thousand reais), on the date of the full payment of the debentures subscribed by BNDESPAR; VP1 - R$ 2,312,916,112.00 (two billion, three hundred and twelve million, nine hundred and sixteen thousand and one hundred and twelve reais), which is the value paid by VI-SIDERURGIA, for the acquisition of shares representing 31.738% of CSN's capital stock owned by BRADESPAR and PREVI;

VPIC - value equivalent to 14.265% of the stockholding originally owned by VI-SIDERURGIA in CSN's common capital stock in the value of R$ 1,039,540,866.00 (one billion, thirty-nine million, five hundred and forty thousand, eight hundred and sixty-six reais), to be adjusted, from the date of the total paying-up of the debentures until the date of payment of the premium as provided in this clause, according to the weighed average remuneration of the debentures of DEED and Coins Basket Agreement;

VPIC1 - R$ 1,039,540,866.00 (one billion, thirty-nine million, five hundred and forty thousand, eight hundred and sixty-six reais), which is the value equivalent to 14.265% of the shareholding originally owned by VI-SIDERURGIA in CSN's common capital stock;

EF - premiums paid by virtue of the DEED and received by BNDESPAR, adjusted between the dates of the respective receipts and the date of the payment of the premium provided in this clause for the weighed average remuneration of the debentures of the DEED and of the Coins Basket Agreement and/or pro rata tempore premium due by VI-SIDERURGIA;

VD - value of the dividends received by VI-SIDERURGIA, adjusted between the dates of the respective receipts and the date of the payment of the premium provided in this clause for the weighed average remuneration of the DEED and Coins Basket Agreement;

BNDESPAR - value originally subscribed and paid-up by BNDESPAR, subtracting from this value, on the date of payment of the premium, the amount of eventual debentures exchanged under the DEED and amortized portions;

W - 90% during the first six months from the date of signing of the DEED, 80% from the seventh through the twelfth month, 70% from the thirteenth through the eighteenth month, 60% from the nineteenth through the twenty-fourth month, 50% from the twenty-fifth through the thirty-sixth month, 40% from the thirty-seventh through the forty-eighth month, 30% from the forty-ninth through the sixtieth month, 20% from the sixtieth-first through the seventy-second month and 10% from the seventy-third month up to the liquidation of the debentures of the series of the DEED subscribed by BNDESPAR. All these terms shall be counted from the date of the signing of the DEED.

2.3.1 - Once observed the provision of Clause 1.1, the premium established in this Clause shall also be required in the event the alienation of the shares be executed within the term of 365 (three hundred and sixty-five) days from the anticipated liquidation of the series of the debentures of the DEED subscribed by BNDESPAR. It is certain that in no event this premium shall be due if the alienation of the shares occurs after the debentures final amortization.

CLAUSE THREE - TRANSFER OF CSN's INDIRECT CONTROL

3.1 - For the purposes hereof, transfer of CSN's indirect control shall mean:

a) the alienation by the INDIVIDUALS CONTROLLERS of the majority of VI-STEEL's voting shares, without restriction and the consequent transfer of CSN's indirect control;

b) the alienation by VI-STEEL of the majority of VI-AÇOS' voting shares, without restriction and the consequent transfer of CSN's indirect control;

c) the assignment, by the INDIVIDUALS CONTROLLERS, of the pre-emption right for subscription of increase of VI-STEEL's capital with the creation of new voting shares, without restriction, which assure to the assignee VI-STEEL's direct control and consequent CSN's indirect control;

d) the assignment, by VI-STEEL, of the pre-emption right for subscription of increase of VI-AÇOS' capital with the creation of new voting shares, without restriction, which assure to the assignee VI-AÇOS' direct control and consequent CSN's indirect control;

e) the alienation by VI-AÇOS of the majority of VI-SIDERURGIA's voting shares, without restriction and the consequent transfer of CSN's indirect control; and

f) the assignment, by VI-AÇOS, of the pre-emption right for subscription of increase of VI-SIDERURGIA's capital with the creation of new voting shares, without any restriction, which assure to the assignee VI-SIDERURGIA's direct control and consequent CSN's indirect control;

3.2 - The provision of this clause does not comprise the transfers of shares among CSN's INDIRECT CONTROLLERS and/or their heirs and successors.

CLAUSE FOUR - TRANSFER OF SHARES

4.1 - CSN's INDIRECT CONTROLLERS undertake, during the term hereof, to transfer to VI-SIDERURGIA, after paying-up the capital stock, all the shares issued by CSN which the INDIRECT CONTROLLERS may acquire, at any guise.

4.2 - The INDIVIDUALS CONTROLLERS, in the capacity of owners of 1,508,100,000 (one billion, five hundred and eight million and one hundred thousand) term-purchased shares of CSN's capital stock, while this agreement is in force:

a) may keep and renew the total or part of the term-purchase agreement of the abovementioned shares, during the maximum term of five (5) years, counting from the date hereof;

b)undertake to, at the liquidation of each one of the agreements referred to in letter 'a', above, to: (i) acquire the respective shares of CSN's capital stock, and (ii) transfer at least 50% of the acquired shares to VI-SIDERURGIA, by increasing the capital stock of the latter; the shares which are not transferred as aforementioned shall be sold to VI-SIDERURGIA at a price equivalent to the quotations average - weighed by quantity - of the last twenty (20) floors prior to the date of acquisition by VI-SIDERURGIA.

CLAUSE FIVE - PURCHASE OF STOCK OR OPTION

5.1 - In the event BNDESPAR places for sale the CSN's shares resulting from an eventual exchange of debentures issued by VI-SIDERURGIA for CSN's shares, under Clause 9.7, its sub-clauses and sub-items of the DEED, VI-SIDERURGIA:

I - may acquire a call option of BNDESPAR's interest in CSN of up (and including) 2.3% of CSN's capital, the purchase price of which shall be calculated according to the criteria described in Chapter 11, pages 265 through 290 of the book 'Introduction to the Futures and Options Markets', John Hull, 1996, 2nd Ed., BMF and Cultura Editores Associados, by using for such calculation the following parameters: (i) term: from the working day immediately prior to the date of the financial liquidation of the auction of CSN's shares owned by BNDESPAR, until the end of the fifth year of the date of issuance of the series of the debentures of the DEED, subscribed and owned by BNDESPAR; (ii) conditions and term of exercise: unconditionally and at any time, during the term; and (iii) exercise price: price obtained by BNDESPAR at the auction for sale of shares, adjusted pro rata temporis according to the General Index of Market Price (IGPM), or according to the variance of the US dollar exchange rate (PTAX Rate 800, Option 5 of SISBACEN), as per interest rate free of risk (item v) either indexed to IGP-M or to the exchange rate variance, from the date of financial liquidation of the auction until the date of the effective exercise of the option; in the event the riskless interest rate (item v) is the pre-fixed interest rate of the federal public bonds, the exercise price shall be equal to the price obtained by BNDESPAR at the auction for the sale of the shares; (iv) volatility: calculate by using the last one hundred and twenty (120) days of negotiation of the shares at the stock exchanges; (v)riskless interest rate: interest rate of the federal public bonds indexed to the IGP-M, exercised in the Brazilian financial market at the time of the calculation of the option price which exceeds this index or, in the event there is no bonds indexed to IGP-M, but there is federal public bonds indexed to the variance of the US dollar exchange rate (PTAX Rate 800, Option 5 of SISBACEN), the interest rate which exceeds the exchange variance; if, at the time of the calculation of the price there is no federal public bond indexed to the exchange variance, the riskless interest rate shall be equal to the pre-fixed interest rate of the federal public bonds. In any of the aforementioned events, the interest rate of the federal public bonds used as a parameter shall refer to the bonds with terms equivalent to the option term; if there is not in the Brazilian financial market bonds with equivalent terms, the interpolated interest rate of the bonds with terms immediately shorter and longer than the option term shall be used and, if there is not in the Brazilian financial market bonds with terms longer than those of the option so that one may calculate the interpolated interest rate, it shall be used the interest rate of the federal public bonds with terms immediately shorter than those of the option; and (vi) cash price: equal to the price obtained by BNDESPAR at the auction for the sale of CSN's shares.

II - shall have the pre-emption right to, under Clause Six of the Shareholders Agreement dated 03.09.2001, buy shares representing up to (and including) 4.2% of CSN's corporate capital, at same price obtained by BNDESPAR at the auction of these shares, so that VI-SIDERURGIA shall be able to re-purchase its interest until (and including) 43.7% of CSN's corporate capital through the purchase of the aggregate or part of these shares.

5.1.1 - The exercise price referred to in Clause 5.1, sub-clause I, item (iii) shall be adjusted in the event there is any split-off or dividend of CSN's shares; and reduced by the value of the dividends paid by CSN, adjusted according to the IGP-M, taking into account the times elapsed from the dates of payment of the dividends to the date of exercise of the option.

5.1.2 - If VI-SIDERURGIA acquires the Option referred to in Clause 5.1, sub-clause I, BNDESPAR shall retain the CSN's shares arising from the exchange as long as the Option is in force.

5.1.3 - If VI-SIDERURGIA exercises the pre-emption right referred to in Clause 5.1, sub-clause II, BNDESPAR undertakes to sell said shares to VI-SIDERURGIA, in installments: (i) under the same terms and conditions of amortization and during the remaining term of the debentures subscribed by VI-SIDERURGIA; and (ii) Long Term Interest Rate + 5% per annum.

5.2 - Irrespective of the text contained in Clause 5.1, the total percentage of VI-SIDERURGIA's shares in CSN's capital resulting from the aggregate of the shares subject of the Option defined in 5.1, sub-clause I and from the exercise of the acquisition right defined in 5.1, sub-clause II , may not exceed 4.2% of CSN's corporate capital.

5.3 - The right to option provided in Clause 5.1, sub-clause I, shall only be exercised by VI-SIDERURGIA, in a percentage necessary to reestablish the floor of 43.7% (forty-three point seven percent) in the event the closing of the sale of BNDESPAR's stock may result that VI-SIDERURGIA's interest - jointly with BNDESPAR's interest in CSN's corporate capital - shall be less than 43.7% of the corporate capital.

5.4 - The Option and the pre-emption right referred to in sub-clauses I and II of Clause 5.1 encumber CSN's shares owned by BNDESPAR arising from the exchange provided in Clause 9.7, its sub-items and sub-sections of the DEED, as per provided in Clause Six of the Shareholders Agreement, being the burdening or the transfer of these shares, at any guise, contrary to the provision of this Clause, being, therefore, void and null such burdening/transfer. This burden shall be registered in the Books of the Financial Institution depository of CSN book-entered shares, which shall contain the following wording on the deposit-account statement supplied to BNDESPAR's shareholder: "The burdening or transfer, at any guise, of these shares, shall be subject to the Pre-emption Agreement for the Acquisition of Shares, interest in CSN's control premium and other covenants, entered into on March 9, 2001, under the penalty of inefficacy of the transaction".

CLAUSE SIX - JOINT AND SEVERAL LIABILITY

6.1 - CSN's INDIRECT CONTROLLERS shall be jointly and severally liable to BNDESPAR for the non-compliance with the obligations stipulated herein.

CLAUSE SEVEN - TERM

7.1 - Once observed the provision of Clause 2.3.1, this agreement shall be in force until the date of termination of the Shareholders Agreement entered into on this date between VI-SIDERURGIA and BNDESPAR.

CLAUSE EIGHT - SUCCESSION

8.1 - This agreement binds the CSN's INDIRECT CONTROLLERS, its heirs and/or successors.

CLAUSE NINE - NON-EXERCISE OF RIGHT

9.1 - The lack of an immediate exercise, by either party, of any right or faculty assured herein or the tolerance to any delay in the fulfillment of the obligations shall not be deemed a novation or waiver to the application of this right of faculty, and this right/faculty may be exercised at any time.

CLAUSE TEN - TERMS

10.1 - The terms stipulated herein shall be counted from the date of receipt of the respective notice, in writing, by the parties hereto.

10.2 - The terms regarding BNDESPAR shall be computed from the receipt of the documents with BNDESPAR's protocol sector, at Avenida Chile, n° 100, Rio de Janeiro, State of Rio de Janeiro, Brazil.

10.3 - The terms relating to CSN's INDIRECT CONTROLLERS, its heirs and/or successors, are computed from the receipt of the documents at their respective headquarters and residences.

10.4 - When computing the terms, it is excluded the day of receipt of the documents and included the due date.

CLAUSE ELEVEN - VENUE

11.1 - It is elected the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, to settle all the matters arising from the interpretation and application of this agreement.

Rio de Janeiro, March 9, 2001
Illegible Signatures: President of BNDES Participações S.A. and Superintendent Officer of BNDESPAR
Signed: Suzana Pasternak Taschner; Jacyr Pasternak; Dorothéa Steinbruch; Ricardo Steinbruch on behalf of Benjamin Steinbruch; Ricardo Steinbruch; Elisabeth Steinbruch Schwarz; Eliezer Steinbruch; Clarice Steinbruch; Fábio Steinbruch; Léo Steinbruch; Jacks Rabinovich; Eduardo Rabinovich; Olga Rabinovich; Beatriz Rabinovich - Illegible signatures by: VICUNHA STEEL S.A.; VICUNHA AÇOS S.A. and VICUNHA SIDERURGIA S.A.

WITNESSES: Signatures of Rodrigo Piva M. - Enrolled with the Brazilian Bar Association/Rio de Janeiro Chapter, under n° 97537 AND Isabela Andrade - Enrolled with the Brazilian Bar Association/Rio de Janeiro Chapter, under n° 77.770

ALL PAGES ARE INITIALLED and CARRY the rubber stamp and signature of Fátima Farah - Lawyer Rio de Janeiro, March 21, 2001.

Exhibits

Exhibit 4.3

I, the undersigned, sworn public translator, in and for the city of Rio de Janeiro, state of Rio de Janeiro, duly appointed by the Government of the state of Rio de Janeiro, DO HEREBY ATTEST AND CERTIFY that a document was presented to me for translation into English, which I have lawfully performed by reason of my official capacity, as follows:

PRIVATE DEED FOR ISSUANCE OF NON-CONVERTIBLE DEBENTURES WITH COLLATERAL SECURITY AND REORGANIZATION CLAUSE TO THE SIXTH SERIES OF DEBENTURES OF FIRST ISSUE OF VICUNHA SIDERURGIA S.A.

VICUNHA SIDERURGIA S.A., an open capital corporation, with headquarters in the City of São Paulo, State of São Paulo, at Rua Itacolomi, 412, 5th floor, suite 2, enrolled with the National Registry of Legal Entities under n. 02.871.007/0001-04, herein represented by its officers under its articles of incorporation ("Issuer");

VICUNHA AÇOS S.A., with headquarters in the City of São Paulo, at Rua Itacolomi, 412, 5th floor, suite 3, enrolled with the National Registry of Legal Entities under n. 04.213.131/0001-08, herein represented by its officers under its articles of incorporation, as owner of all shares issued by Issuer and as joint surety of all obligations undertaken by Issuer in this Deed of Issuance (as defined hereunder) before Vicunha Steel (as defined hereunder) and the individuals qualified ("Vicunha Aços") hereunder;

VICUNHA STEEL S.A., with headquarters in the City of S. Paulo, State of São Paulo, at Rua Ivaí, 207, suite 21, enrolled with the National Registry of Legal Entities under No. 04.169.992/0001-36, as owner of all shares issued by Vicunha Aços and as joint surety of all obligations hereby undertaken by Issuer Vicunha Steel and with individuals qualified ("Vicunha Steel") hereunder;

CLOTILDE RABINOVICH PASTERNAK, Brazilian, widow, businesswoman, bearer of Identity Card No. 509.526, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 011.441.708-34, resident and domiciled in the City of São Paulo, State of São Paulo, Brazil, with offices at Rua Itacolomi, 412; and her children (i) SUZANA PASTERNAK TASCHNER, Brazilian, married, architect, bearer of Identity Card No. 2.818.618, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No. 485037208/25, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with express consent and agreement of her husband who, for purposes of item I of article 242 of Brazilian Civil Code, signs this instrument, confirming his consent and agreement, married to her under ruling separate property system, MAURO ROBERTO BLACK TACHNER, Brazilian, engineer, bearer of identity card number 2.961.387, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n. 039.617.618-68; and (ii) JACYR PASTERNAK, Brazilian, married, physician, bearer of Identity Card n. 2.340.133, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 004.465.488-04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 with express consent and agreement of his wife who, for purposes of item III of article 235 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to him under ruling community property system, KIYOKO ITIKAWA PASTERNAK, Brazilian, physician, bearer of identity card No. 2.217.611, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 029.874.908-44; being Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Tashner and Mr. Jacyr Pasternak joint sureties of all obligations hereby undertaken by Issuer with Vicunha Steel, Vicunha Aços and other individuals qualified hereunder;

DOROTHÉA STEINBRUCH, Brazilian, widow, industrialist, bearer of identity Card No.. 4.328.916, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n. 055.494.768-43, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and her children (i) BENJAMIN STEINBRUCH, Brazilian, married, industrialist, bearer of Identity Card No.. 3.627.815-4, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 618.266.778/87, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with express consent and agreement of his wife who, for purposes of item III of article 235 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to him under ruling separate property system, CAROLINA JUSTUS CURY STEINBRUCH, Brazilian, businesswomen, bearer of identity card No. 15.520.044-6, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n. 143.141.468-93; (ii) RICARDO STEINBRUCH, Brazilian, married, business administrator, bearer of identity Card No.. 4.576.689, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 030.626.328-95, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with express consent and agreement of his wife who, for purposes of item III of article 235 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to him under ruling separate property system, SUSANA LEINER STEINBRUCH, Brazilian, bearer of identity card No. 8.894.569-8, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 084.104.278-00; and (iii) ELIZABETH STEINBRUCH SCHWARZ, Brazilian, married, engineer, bearer of Identity Card No.. 4.565.021, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 006.990.838-93, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 with express consent and agreement of her husband who, for purposes of item I of article 242 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to her under ruling separate property system, SERGIO SCHWARZ, Brazilian, economist, bearer of identity card No. 3.337.123-4, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 189.611.428-87; being Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch and Mrs. Elisabeth Steinbruch Schwarz joint sureties of all obligations hereby undertaken by Issuer with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak and other individuals qualified hereunder;

ELIEZER STEINBRUCH, Brazilian, widower, industrialist, bearer of identity Card No.. 1.183.783, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 018.004.698-53, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his children (i) CLARICE STEINBRUCH, Brazilian, judicially separated, business administrator, bearer of Identity Card No.. 7.526.365-8, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n. 032.473.948-69, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; (ii) FÁBIO STEINBRUCH, Brazilian, single, businessman, bearer of Identity Card No.. 8.441.118, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 052.581.918-50, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and (iii) LEO STEINBRUCH, Brazilian, married, businessman, bearer of Identity Card No.. 13.597.999, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No. 110.885.048/09, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with express consent and agreement of his wife who, for purposes of item III of article 235 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to him under ruling separate property system, MARIANA CESARINO STEINBRUCH, Brazilian, veterinary, bearer of identity card No. 24.867.334-8, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 279.090.318-23; being Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Léo Steinbruch joint sureties of all obligations hereby undertaken by Issuer with Vicunha Steel, Vicunha Aços, Ms. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz and other individuals qualified hereunder; and

JACKS RABINOVICH, Brazilian, married, engineer, bearer of identity Card No.. 1.179.678-9, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 011.495.038-34, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; his wife, married to him under ruling community property system, BELINA RABINOVICH, Brazilian, housekeeper, bearer of identity Card No.. 1.938.444-0, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 059.408.728-75, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his children (i) EDUARDO RABINOVICH, Brazilian, married, industrialist, bearer of identity Card No.. 4.989.033-5, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 059.408.688-43, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with express consent and agreement of his wife who, for purposes of item III, article 235 of Brazilian Civil Code, signs this instrument, confirming her consent and agreement, married to him under ruling separate property system, DENISE MARIA ESPÍNOLA RABINOVICH, Paraguayan, prosthetic, bearer of identity card No. 36.597.971-5, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under n. 089.449.308-64; (ii) OLGA RABINOVICH, Brazilian, divorced, businesswoman, bearer of Identity Card No.. 4.989.032-3, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 041.905.378/61, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412 and (iii) BEATRIZ RABINOVICH, Brazilian, single, businesswoman, bearer of Identity Card No.. 6.246.238, issued by the Department of Public Security of the State of São Paulo, enrolled with the General Taxpayers Registry/Ministry of Finance, under No.. 088.292.348/00, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, being Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich, and Mrs. Beatriz Rabinovich as joint sureties of all obligations hereby undertaken by Issuer with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch, and Mr. Léo Steinbruch;

as joint sureties of all obligations hereby undertaken by Issuer with Vicunha Steel, Vicunha Aços, Ms. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch, Mr. Léo Steinbruch, Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich, hereinafter collectively named "Sureties";

PLANNER CORRETORA DE VALORES S.A., with headquarters in the City of S. Paulo, at Av. Paulista, 2439, 11th floor, enrolled with the National Registry of Legal Entities under No. 00.806.535/0001-54, herein represented by its officers, under its articles of incorporation, as trustee, hereby named and its intervening part ("Trustee"), representing the group of debenture holders buyers of debentures object of present issuing ("Debentures"); and

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social (National Bank of Economic and Social Development) - BNDES, with headquarters in Brasilia, Federal District, at Setor Bancário Sul, Conjunto 1, Bloco E, BNDES Building, 13th floor and office in this city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Chile No. 100, 19th and 20th floors, enrolled with the National Registry of Legal Entities/Ministry of Finance under No. 00.383.281/0001-09, herein represented under its articles of incorporation, as responsible for Pledge foreclosure (as defined hereunder), under Clause 11.3 hereunder ("BNDESPAR");

COMPANHIA SIDERÚRGICA NACIONAL S.A., with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Müller 116, 36th floor, enrolled with the National Registry of Legal Entities under No.. 33.042.730/0001-04, herein represented by its officers under its articles of incorporation as consenting intervening ("CSN");

decide to enter into present "Private Deed for Issuance of NON-Convertible Debentures with Collateral Security and Reorganization Clause to Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A." ("Deed of Issuance "), according following terms and conditions:

I
AUTHORIZATION

1.1 This Deed of Issuance is entered into based upon the Issuer’s special shareholders meeting deliberations held on January 31, 2001.

1.2 The special shareholders meeting delegated to the Issuer’s board of directors the jurisdiction to (i) change, if necessary, all matters provided herein, as foreseen in Act 6.404/76, article 59, paragraph 1; and (ii) cancel all Debentures not placed or kept in treasury.

II
REQUIREMENTS

2.1 The issue of Debentures shall be made according to the following requirements:

I. filing and publishing of the special shareholders meeting minutes. The special shareholders meeting minutes that deliberated about debentures issue shall be filed at the State of São Paulo Trade Board and published in the Official Gazette of the State of São Paulo and in the newspaper "O Estado de São Paulo”;

II. filing of this Deed of Issuance . This Deed of Issuance shall be filed at a competent real estate registry of São Paulo district, State of São Paulo.

III. Pledge, Issuer’s Shares Pledge, Vicunha Aços Shares’ Pledge and Vicunha Steel Shares’ Pledge constitution and filing (as defined below). The Pledge, Issuer’s Shares Pledge, Vicunha Aços Shares’ Pledge and Vicunha Steel Shares’ Pledge must have been constituted and filed (i) with the depository institution of the shares issued CSN and in the Issuer's, Vicunha Aços' and Vicunha Steel's corporate books, respectively; and (ii) with the registry of documents of São Paulo district, State of São Paulo and Rio de Janeiro district, State of Rio de Janeiro;

IV. Surety constitution and filing (as defined below). The Surety must have been constituted and filed with the registry of documents of São Paulo district, State of São Paulo and Rio de Janeiro district, State of Rio de Janeiro;

V. Filing with Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The issue must be filed with CVM, as stated in Act 6.385, of December 7, 1976 and Act 6.404, of December 15, 1976 (“Act nº 6.404/76”) and other applicable legal provisions;

VI. filing with National Debentures System (“SND”). The issue must be filed for secondary market negotiation at SND, administered by National Association of the Open Market Institutions (“ANDIMA”) and controlled by the Central of Custody and Bonds Financial Liquidation (CETIP); and

VII. filling with the Investment Banks National Association ( ANBID). The issue must have been registered with ANBID, in compliance with ANBID Self-regulation Code, approved by the shareholders meeting held on August 27, 1998.

III
DEBENTURES CHARACTERISTICS COMMON TO ALL SERIES

3.1 Issuer corporate object. The issuer corporate object is the participation in the capital of other companies.

3.2 Issue Number. This Deed of Issuance represents the Issuer’s first debentures issue.

3.3 Issue total value. The total value of this issue is R$ 1,938,849,000.00 (one billion, nine hundred and thirty-eight millions, eight hundred and forty-nine thousand reais) at Deed of Issuance (as defined below).

3.4 Face Value. Debentures from all series shall have an unitary face value of R$ 1,000.00 (one thousand reais) (“Face Value”) on the Deed of Issuance .

3.5 Quantity. 1,938,849 (one million, nine hundred and thirty-eight thousand, eight hundred and forty-nine) debentures shall be issued.

3.6 Series. The debentures shall be issued in 7 (seven) series, with characteristics described in Clauses IV to X below. The first series shall be composed of 117,384 (one hundred and seventeen thousand, three hundred and eighty- four) debentures, the second one of 293,460 (two hundred and ninety-three thousand, four hundred and sixty) debentures, the third one of 146,730 (one hundred and forty-six thousand, seven hundred and thirty) debentures, the fourth one of 146,730 (one hundred and forty-six thousand, seven hundred and thirty) debentures, the fifth one of 334,545 (three hundred and thirty-four thousand, five hundred and forty-five) debentures, the sixth 305,198 (three hundred and five thousand, one hundred and ninety- eight) debentures and the seventh one 594,802 (five hundred and ninety-four thousand, eight hundred and two) debentures. The Issuer shall not be permitted to negotiate debentures of a given series before negotiation of all debentures of previous series or balance cancellation of the debentures not negotiated.

3.7 Convertibility and form. In observance to Clause 9.7 below, the debentures shall not be converted into shares, issued as book entry shares, without issuance of certificates.

3.8 Type. The debentures shall be of collateral security type, as stated in Clauses XI and XIII below, and with fidejussionary security, under Clause XII below. For all legal purposes, the debentures title shall be attested by an account statement issued by Banco Itaú S. A., the financial institution responsible for the Debentures bookkeeping. In addition, the SND shall issue an Asset Status Report, together with a statement in the name of the debentures holder, issued by the financial institution responsible for the custody of these bonds, when deposited with SND.

3.8.1 Since the CSN shares issue to be bought by the Issuer with proceeds originating from this issue shall only be transferred after payment of price, for the purposes of art. 60 of Act 6.404/76, the Issuer shall exercise the right provided in art. 60, paragraph 2 of Act 6.404/76, being the Trustee and the coordinators of this Debentures issue ("Coordinators") hereby oriented to remit the proceeds arising from this issue to the Issuer as the guaranty value is increased.

For the purposes of letter (a), paragraph 1 of article 60 of Act 6.404/76, the Pledge Shares were appraised based on the value granted to them under the "Purchase & Sale Agreement of Shares from Companhia Siderúrgica Nacional and Other Covenants" entered into on December 31, 2000 among Issuer, Bradespar S. A. ("Bradespar") and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ ("Previ") ("Purchase & Sale Agreement of Shares from CSN").

3.9 Placement. The Debentures shall be the subject of public distribution with the intervention of financial institutions members of the securities distribution system, by means of the differentiated distribution procedures provided in article 33 of CVM Instruction nº 13, of September 30, 1980, without anticipated reserves, minimum or maximum lots of shares, with preference for customers willing to invest in the Debentures.

3.10 Negotiation. The issue shall be filed for negotiation in the secondary market through SND, administered by ANDIMA and operated by CETIP.

3.11 Date of Issuance .. The Date of Issuance of the Debentures of all series shall be March 15, 2001 ("Date of Issuance ").

3.12 Subscription term and paying up form. After approval of the registration application with CVM and second publication of the distribution start, the Debentures of each series shall be subscribed no more than 6 (six) months after the approval of registration of the respective series by CVM (“Subscription Term”). The subscription shall be carried into effect directly with the Coordinators, without intervention of the Securities Distribution System (Sistema de Distribuição de Títulos – SDT), made available by CETIP. With exception of Clause 3.12.1 below, the Debentures paying up for each series shall be cash, in national currency and at the moment of transaction (“Paying Up Date”). The Debentures of each series shall be subscribed and paid up for their face value plus Remuneration (as defined in Clause 10.4 below), applicable to each series, calculated pro rata temporis since the Date of Issuance until Paying up Date (“Subscription Value”).

3.12.1 The Subscriber has the power to decide whether the Debentures Subscription Value for the sixth and seventh series can be paid, totally or partially, upon set-off, with receipt issue, for the debit balance value at the Paying Up Date, from credits owed by the Issuer due to the following agreements: “Transfer and Assumption of Indebtedness Agreement nº 97.1.410.AD.1”, of December 22, 1997, as amended; “Transfer and Assumption of Indebtedness Agreement nº 97.6.155.4.1", dated December 22, 1997, as amended and upon transfer of 150,000 (one hundred and fifty thousand) debentures issued under the terms of “Private Instrument of Deed for the First Debentures Issue Not Convertible into Shares in 2 Series of Textília S. A.”, dated September 9, 1998.

3.13 Re-Covenant. With the exception of paragraph I below, the debentures characteristics and conditions for any series can be changed, in compliance with the following terms and conditions:

I. (a) Pledge, Issuer’s Shares Pledge, Vicunha Aços Shares’ Pledge and Vicunha Steel Shares’ Pledge characteristics and conditions cannot be the subject of agreement, including minimum limits and other provisions stipulated therein; (b) Bond characteristics and conditions; and (c) Extraordinary Resources use forms and conditions;

II. The Issuer’s board of directors must deliberate and publish, at least 2 (two) times, with a 3 (three) day gap, under Clause 3.21 below, a notice with a re-covenant proposal for the series(s) of debentures, indicating in full details all new debentures characteristics and conditions;

III. at the date of the first publication, the Issuer shall send to the Trustee a copy of the notice mentioned in sub-item II above, as well as correspondence requesting the Trustee to call a special shareholders meeting of debentures holders of all series, in order to deliberate about the re-covenant proposal;

IV. so as the re-covenant proposal of the issuer’s board of directors, in fact, replace the then in force debentures effective characteristics and conditions of the series subject of the re-covenant proposal, it shall be necessary, cumulatively, (a) the approval by the debentures holders present at the meeting, holders of all (and not less than all)outstanding debentures of the series subject of the re-covenant proposal; and (b) the approval of all debentures holders, present at the meeting, holders of at last 80% (eighty per cent), of the debentures of all outstanding series, considering for the quorum computation referred to in this letter (b), the quorum for approval referred to in letter (a), above; and

V. the non-approval of the board of directors' re-covenant proposal by the debentures holders under the terms of sub-item IV, above: (a) shall not modify the then effective characteristics and conditions of the debentures of the series subject of the re-covenant proposal, which shall continue to be valid; and (b) it shall not result in the accelerated maturity or redemption obligation, in full of in part, of the debentures of any series.

3.14 Optional accelerated redemption. Issuer reserves its rights to perform the accelerated redemption of all outstanding Debentures of all series, under payment of the Nominal Value, increased by the Remuneration applicable to each series and, in case of Debentures of the six and seventh series, by the Premiums (as defined hereunder), which are payable by the redemption date, calculated on a pro rata temporis basis, as of the date of the last payment of the Remuneration applicable to each series. Redemption can only occur for all outstanding Debentures of all series, not being allowed partial redemption. At least forty (45) days before the redemption date, the Issuer (i) will publish a notice to debenture holders; and (ii) will send mail to the First Subscriber (as defined hereunder) about the redemption, so that, at least 35 days before and in case it may hold all or part of the sixth series Debentures, may do the Conversion (as defined below). If the Issuer does not receive either the First Subscriber's notice of conversion within this term or First Subscriber's notice of conversion regarding the sixth series debentures, shall be considered not exercised or partial exercised, as applicable, Conversion on such accelerated redemption date by First Subscriber. In this case, the Issuer shall effect the redemption of all series of all outstanding debentures in cash or, in case of Partial Conversion in case of accelerated Redemption, all series of outstanding debentures which were not converted.

3.15 Optional accelerated amortization. Once abided the clauses 9.5, 10.5 and 15.1 below, only the Issuer has the right to promote all the series of outstanding accelerated partial debentures. The funds for accelerated amortization shall be primarily used to amortize or, if possible, liquidate/sell out pro rata the due and compound 5th series interests (as set forth in clause 8.4.2 below); due and compound 6th series interests (as set forth in clause 9.4.2 below) and due and compound 7th series interests (as set forth in clause 10.4.2 below), and then the pro rata amortization of all series of debentures. At least 45 (forty five) days before the partial accelerated amortization date, the Issuer shall warn/notice debenture holders; and (ii) mail to the First Subscriber (as set forth below) to notice the partial accelerated amortization, aiming he or it – at least 35 days before and in case he or it may hold all or part of the sixth series debentures – may effect the Conversion (as defined below). If the Issuer do not receive either the First Subscriber's notice of conversion within this term or First Subscriber's notice of partial amortization, shall be considered not exercised or partial exercised, as applicable, Conversion on such accelerated redemption date by the First Subscriber. In this case, the Issuer shall effect the redemption of all series of all outstanding debentures in cash or, in case of Partial Conversion in case of accelerated Redemption, of all series of outstanding debentures which were not converted in cash.

3.16 Optional acquisition. The Issuer may acquire all series of outstanding debentures at any time, pursuant paragraph 55 of Act no. 6.404/76. The acquired debentures by the Issue shall be cancelled, remain in treasure or be placed in market again. The acquired debentures by the Issue for remaining in treasure pursuant this clause, when replaced in market, shall entitle to the same remuneration of the other outstanding debentures of the same series. In occurrence of optional acquisition, the Issuer must acquire the same percentage of all series of outstanding debentures.

3.17 Interests and charges on arrears. When any debt is no paid in time to debenture holders, the debts shall be added to the applicable remuneration of each series, either as arrears interest due to the rate of 1% (one percent) per month, calculated since default date until the effective payment date, or as non compensatory arrears fine to the rate of 1% (one percent) per each delayed day, limited as maximum to 10% (ten percent), calculated over the due value, despite notice or any judicial or out of court notice.

3.18 Decadence of increase rights. If debenture holder do not attend for receiving any cash obligation in the scheduled dates according to this Issue Deed, shall not have the right to any increase for the delayed period, although the acquired rights until the expiration date.

3.19 Payment Place. The payments regarding to Principal and remuneration which are entitled to debentures of each series shall be effective by the Issuer, through the SDI, managed by ANDIMA and operated by CETIP, and the depositary institution for the debenture holders that not bound to SND.

3.20 Extension of terms. Any payment for any obligation which would be effective on Saturdays, Sundays or Holidays, including Bank holidays, shall be –for the purposes of this Deed of Issuance – extend to the first subsequent useful day. In this case, the obligations shall be calculated until this date and it shall begin another regular term for costing of scheduled obligations in this Deed of Issuance .

3.21 Advertising. All the resulting acts and decisions from this Issue involving the debentures holders’ rights, shall be advertised in the national-reaching issue of “Valor Econômico” journal. This advertisement shall be published within a term that let debenture holders know the facts during the existence of debentures and according to the legal and scheduled terms in this Deed of Issuance .

3.22 accelerated Maturity. Once abided the clauses 3.22.1 and 3.22.2 below, the Trustee may declare all the obligations overdue in advance of this Issue and require immediately the payment – by the Issuer – of the balance of all the series of debentures’ nominal value, added from the applicable remuneration of each series, and, in case of sixth and seventh series debentures, from awards (and even from interests and charges on arrears, according to paragraph II below), in event of the following:

I. Enactment of Bankruptcy of the Issuer, Vicunha Aços, Vicunha Steel, CSN or petition of preventive arrangement purposed by the Issuer, Vicunha Aços, Vicunha Steel or CSN.

II. No payment, by the Issuer and regarding to any series of debentures, of nominal value, remuneration, amortization or any debt to debenture holders on the scheduled dates of this Deed of Issuance , including the sixth and seventh series Debenture awards, not cured within the term of 5 (five) useful days since the current payment date.

III. Noncompliance of by the Issuer, Vicunha Aços, Vicunha Steel or any other guarantors – all or any obligations considered in this Deed of Issuance , in addition of those that are mentioned in the paragraph II above or in the Pledge Agreement (as set forth in the clause 11.1 below), in the Issuer’s shares Pledge Agreement (as set forth in the clause 13.3 below), in the Vicunha Aços’ Shares Pledge Agreement (as set forth in the clause 13.2 below), in the Vicunha Steel’s Shares Pledge Agreement (as set forth in the clause 13.3 below), in the covenant of shareholders to be entered into at the Payment of Debentures date by and between the Issuer and BNDESPAR, with intervening of a third party (“Covenant of Shareholders”), or in the Agreement of Precedence for the acquisition of shares to be entered into at the Payment of Debentures date between the Issuer and the guarantors (“Precedence Agreement”), not cured within 15 (fifteen) days, since the date of receipt the notice sent by Trustee.

IV. accelerated due date (a) of the Financing Agreement through transferring of BNDES according to the BNDES Resolution 635/87, agreed by the Issuer, as borrower, and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Banco BBA Creditantstalt S.A. (“BBA”), as lenders and financing agents of Banco Nacional de Desenvolvimento Econômico e Social– BNDES (Contracts of Transferring of BNDES; and/or (b) if exists, of contract of purchase, by the Issue of Conversion Shares that is mentioned in the line (b) of the paragraph I of the Clause 9.7.6 below, in a credit payment (“Contract of Purchase and Sale by Credit of the Conversion Shares”).

V. Noncompliance of the paragraph VII of the Clause 16.1 below;

VI. Noncompliance of the paragraph II of the Clause 16.2 below;

VII. Noncompliance of the paragraph II of the Clause 16.3 below;

VIII. Noncompliance of the paragraph II of the Clause 16.3 below;

IX. Reducing of Pledge’s shares, added –if applies– to the not transferred Shares of Conversion (as set forth below), under the minimum of shares, not reinforced within scheduled terms in this Deed of Issuance or Pledge Agreement.

X. Contracting, by the Issuer, any loan, debt or obligation, or application of the Issuer for the active debt resulting from due taxes, in added value equally or more than R$200.000.00 (two hundred thousand reais), annually adjusted by the variation of IGPM (as set forth below), whichever the purpose; excepting (a) this Deed of Issuance , the Transferring Agreements of BNDES and the Contract of Purchase and Sale by Credit of the Conversion Shares; and (b) the outcomes (as set forth in the line [a] of paragraph I of the Clause 15.1 below), abided in any case paragraph X of Clause 16.1 below;

XI. Contracting, by Vicunha Aços, any loan, debt or obligation, or application of the Vicunha Aços for the active debt resulting from due taxes, in added value equally or more than R$200.000.00 (two hundred thousand reais), annually readjusted by the variation of IGPM (as set forth below), whichever the purpose;

XII. Contracting, by the Vicunha Steel, any loan, debt or obligation, or application of the Vicunha Steel for the active debt resulting from due taxes, in added value equally or more than R$200.000.00 (two hundred thousand reais), annually readjusted by the variation of IGPM (as set forth below), whichever the purpose;

XIII. use of Non-recurrent Proceeds by Issuer for purposes other than those set forth in Clause 15.1 hereunder;

XIV. if the limit of CSN’s net consolidated finance expenses, including net monetary variations and excluding net exchange variances referring to onerous finance debts based on balance sheets at December 31 and June 30 each year, in any case, relating to twelve (12) months prior to relevant balance, irrespective of its accounting status, exceeds the lower of:

(a) 30% of EBTIDA (profit prior to interests, income tax, depreciation and amortization) in 2001 and 2002 and 40% in following years;

(b) EBTIDA less (IR + CS + DIV + PIN), where:

IR = income tax payable by CSN;

CS = social contribution payable by CSN;

DIV = dividends duly paid in the period necessary for payment of Amortization (as defined in Clause 10.3 hereunder) and Remuneration (as defined in Clause 10.4 hereunder); and

PIN = CSN’s own proceeds intended for investment in CSN and quota of own proceeds, advancements for future capital increases and other advancements made by CSN, relating to permanent assets net investments, direct or indirect, made by companies controlled, associated, affiliated and related projects, provided being consolidated in CSN’s financial statements and direct investments in non-consolidated companies;

XV. disposal of Core Assets by CSN (as defined hereunder), without previous approval by debenture holders, present at a meeting, holders of at least sixty (60%) percent of all Debenture outstanding series, except disposals to partnerships to which CSN is and would be maintained as the holding company; and (b) holder of at least fifty (50%) percent of its total capital stock (for purposes of this item, "Holding Companies"), being Core Assets that would be disposed to Holding Companies subject to the provisions in this Clause whenever such Core Assets are again disposed of by such Holding Companies. CSN’s core assets are those directly employed in production of steel sheets, hot coils, cold coils, galvanized steel and tinplates located at Presidente Vargas Plant ("Core Assets");

XVI. disposal by CSN (except disposals to Holding Companies, as defined in previous item, being such acquisition of Holding Companies subject to same restrictions as to posterior disposal set forth herein), of Casa de Pedra Iron Ore Manifest Mine, (a) without previous agreement by CSN (or by Holding Companies that use iron ore in their productive process), directly or indirectly, of iron ore supply (i) in quantity sufficient to assure CSN’s steel production (and/or relevant Holding Company), considered the capacity installed at that time and investments agreed for the residual term of Debentures; (ii) for a term equal or higher than the residual term of Debentures plus five (5) years; and (iii) at prices and conditions equal or better than those charged by Brazilian metallurgical companies at that time, considering quantity, plant FOB price and the term; and (b) without the proceeds originating from such disposal being, alternatively or cumulatively used in reduction of CSN’s net consolidated debts, in payment of dividends or interests on own capital, and /or in increase of CSN’s metallurgical activities ("Core Activities"), being, however, certain that (i) while net proceeds originating from such disposal are not used in accordance with provision in item (b) above, such proceeds would be kept in CSN’s cash (or in fixed income investments, not levered); and (ii) whenever any asset acquired aiming at increasing metallurgical activities pursuant to item (b) above is disposed, the proceeds originating from such disposal would be applied pursuant to this item. The minimum purchase and sale price for Casa de Pedra Iron Ore Manifest Mine would reflect economic value of assets. For purposes of this provision, economic value of Casa de Pedra Iron Ore Manifest Mine means net cash-flow in constant currency deducted from reserve of Casa de Pedra Iron Ore Manifest Mine liable of being transcribed in economic form, and considering terms and conditions of agreements covering iron ore of Casa de Pedra Iron Ore Manifest Mine valid at that time, if applicable. Such evaluation would be made by an consulting company or financial institution of international standard, experienced in evaluations of mining and metallurgy sectors, selected by CSN, that have performed merge or acquisition operations, which sum of sales price for the last three (3) is equal or higher than US$ 300,000,000,000 (three hundred billions US dollars), however, being agreed that, if impossible to identify an consulting company or financial institution which would fall within the criteria fixed herein, a financial institution within the first five (5) standing in the last classification for merges or acquisitions divulged by Thompson Financial or its successor;

XVII. approval by the annual shareholders meeting, by the board of directors, or by the board of Vicunha Steel, of the following issues:

(a) settlement or issuing of any securities, with or without voting rights or convertible into shares, including promises, terms or calls, sale or exchange on securities issued by Vicunha Steel, except issuing of shares not integrally repayable, subscribed and paid in by any individual Guarantors, provided such shares (and respective rights) remain owned by individual Guarantors until full compliance by Issuer of all its obligations set forth in this Deed of Issuance ;

(b) change in corporate object;

(c) liquidation of Vicunha Steel, pursuant to paragraph 206 of Act No. 6.404/76, which would result in (i) loss of controlling power by Guarantors shareholders of Vicunha Steel on Vicunha Aços; (ii) sharing or limitation of controlling power by Guarantors shareholders of Vicunha Steel on Vicunha Aços, except if the signatory of the agreement, contract or deed providing sharing or limitation of controlling power of Guarantors shareholders of Vicunha Steel on Vicunha Aços signs a statement, substantially under the terms of Annex I to this Deed of Issuance , certifying acknowledgement and consent to terms and conditions of this Deed of Issuance and undertaking to perform his direct controlling power on Vicunha Aços and indirect power on Issuer, in order to make Vicunha Aços and Issuer comply with all their pertinent obligations set forth in this Deed of Issuance ; and/or (iii) reduction of participation of Guarantors shareholders of Vicunha Steel in capital stock of Vicunha Aços under the equivalent to 50,2% (fifty integer and two tenths percent) of common shares and/or preferred shares issued by Vicunha Aços; and

(d) split up or merger of Vicunha Steel or incorporation of Vicunha Steel in another partnership (or incorporation of another partnership by Vicunha Steel) which would result in reduction of participation of Guarantors shareholders of Vicunha Steel, or of partnerships which shares would be one hundred (100%) percent owned by Guarantors shareholders of Vicunha Steel, less than one hundred (100%) percent of capital stock of any company(ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company; and/or (iii) non-compliance of any terms, obligations, conditions or restrictions set forth in this Deed of Issuance ;

XVIII. approval, by the shareholders general meeting, by the board of directors, or by the board of Vicunha Steel, of the following issues:

(a) settlement or issuing of any securities, with or without voting rights or convertible into shares, including promises, terms or calls, sale or exchange on securities issued by Vicunha Aços which results, or the performance would result in (i) loss of controlling power of Vicunha Steel on Vicunha Aços; (ii) sharing or restriction of controlling power of Vicunha Steel on Vicunha Aços, except if the signatory of the agreement, contract or deed providing sharing or restriction of controlling power of Vicunha Steel on Vicunha Aços signs a statement, substantially under the terms of Annex I to this Deed of Issuance , certifying acknowledgement and consent to terms and conditions of this Deed of Issuance and undertaking to perform his direct controlling power on Vicunha Aços and indirect power on Issuer, in order to make Vicunha Aços and Issuer comply with all their pertinent obligations set forth in this Deed of Issuance ; and/or (iii) reduction of participation of Vicunha Steel in capital stock of Vicunha Aços below the equivalent to 50,2% (fifty integer and two tenths percent) of common shares and/or preferred shares issued by Vicunha Aços;

(b) amendment in preferences, advantages and conditions of common shares;

(c) change in corporate object

(d) liquidation of Vicunha Aços, under the terms of paragraph 206 of Act No. 6.404/76, which would result in (i) loss, sharing or restriction of controlling power of Vicunha Steel on Issuer; and/or (ii) reduction of participation of Vicunha Steel in the capital stock of Issuer below one hundred (100%) percent of shares issued by Issuer,; and

(e) split up or merger of Vicunha Aços or incorporation of Vicunha Aços in another partnership (or incorporation of another partnership by Vicunha Aços) which would result in (i) loss of controlling power by Vicunha Steel on company (ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company; (ii) sharing or limitation of controlling power of Vicunha Steel on company(ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company, except if the signatory of the agreement, contract or deed providing sharing or restriction of controlling power of Vicunha Steel on a company(ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company, signs a statement, substantially under the terms of Annex I to this Deed of Issuance , certifying acknowledgement and consent to terms and conditions of this Deed of Issuance and undertaking to perform his direct controlling power on such companies and indirect power on Issuer, in order to make such companies and Issuer comply with all their pertinent obligations set forth in this Deed of Issuance ; (iii) reduction of participation of company(ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company, in the capital stock of Issuer below one hundred (100%) percent of shares issued by Issuer; and/or (iv) reduction of participation of Vicunha Steel in capital stock of company(ies) originating from split up, merger or incorporation, including, when necessary, itself split up, merged, incorporated or merging company, which would be owner(s) of one hundred (100%) percent of shares issued by Issuer, below the equivalent to 50,2% (fifty integer and two tenths percent) of common shares and/or preferred shares issued by such company(ies);

XIX. approval by annual shareholders meeting, by the board of directors, or by the board of Issuer of the following issues:

(a) settlement or issuing of any securities, with or without voting rights or convertible into shares, including promises, terms or calls, sale or exchange on securities issued by Issuer, except issuing of shares not integrally repayable, subscribed and paid in by Vicunha Aços, provided such shares (and respective rights) remain owned by Vicunha Aços until full compliance by Issuer of all its obligations set forth in this Deed of Issuance ;

(b) amendment in preferences, advantages and conditions of common shares;

(c) change in corporate object;

(d) liquidation under the terms of paragraph 206 of Act No. 6.404/76,

(e) split up or merger of Issuer or incorporation of Issuer in another partnership (or incorporation of another partnership by Issuer); and

(f) execution of agreement, contract or deed providing loss, sharing, restriction or transference of Issuer’s control on CSN;

XX. approval by the annual shareholders meeting, by the board of directors, or by the board of CSN of the following issues:

(a) settlement or issuing of any securities, with or without voting rights or convertible into shares, including promises, terms or calls, sale or exchange on securities issued by CSN, which results, or the performance would result in reduction of participation of Issuer in the capital stock of CSN;

(b) settlement or issuing of preferred shares;

(c) amendments in preferences, advantages and conditions of common shares;

(d) change in CSN object which results in right of withdrawal of any stockholder of CSN;

(e) liquidation of CSN under the terms of paragraph 206 of Act No. 6.404/76;

(f) split up of CSN which results in reduction of participation of Issuer in capital stock of company(ies) originating from split up of CSN, including, when necessary, itself split up at a percentage lower than Issuer participation in capital stock of CSN at the time immediately before effectiveness of split up, even if above the Minimum Limit of Shares; and

(g) merger of CSN or incorporation of CSN in another partnership (or incorporation of another partnership by CSN) which results in (a) loss, sharing or restriction of controlling power of Issuer on company(ies) originating from merger or incorporation, including, when necessary, itself merged, incorporated or incorporating company; and/or (b) reduction of participation of Issuer in the capital stock of company(ies) originating from merger or incorporation, including, when necessary, itself merged, incorporated or incorporating company, at a percentage lower than the participation of Issuer in the capital stock of CSN at the time immediately before effectiveness of any such operations; and/or (c) breach or non-compliance by any party in this Deed of Issuance of any clause, condition or obligation set forth in this Deed of Issuance , without previous approval (i) during twenty seven (27) months as of the Date of Issue by BNDESPAR, in its capacity of responsible for foreclosure of Pledge, under the terms of Clause 11.3 hereunder, jointly with debenture holder, present at a meeting, owners of at least seven (7%) percent of Debentures of all outstanding series; and (ii) after twenty seven (27) months as of the Date of Issue by BNDESPAR, in its capacity of responsible for foreclosure of Pledge, jointly with debenture holders, present at a meeting, owners of at least three (3%) percent of Debentures of all outstanding series;

XXI. legitimate foreclosure of securities against any other Guarantors (which are, or have been shareholders of Vicunha Steel, Vicunha Aços or Issuer, during the last six (6) months prior to the date of foreclosure), of Vicunha Steel, of Vicunha Aços, of the Issuer or CSN, of which the unitary or added value, yearly readjusted by IGPM variation is equal or higher than (a) one million (1,000,000) reais, in relation to each of the other Guarantors (which are, or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to the date of foreclosure); (b) two hundred thousand (200,000) reais in relation to Vicunha Steel; (c) two hundred thousand (200,000) reais in relation to Vicunha Aços; (d) two hundred thousand (200,000) reais in relation to Issuer; and (e) forty five million (45,000,000) reais in relation to CSN, except if the foreclosure is made by error or bad-faith of third party, provided being validly substantiated by the other Guarantors (which are, or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to the date of foreclosure), by Vicunha Steel, by Vicunha Aços, by the Issuer or by CSN, as the case may be, or if cancelled, or even, if the value of the securities foreclosed are object of judicial deposit, in any event, at maximum of five (5) working days as of its occurrence; and

XXII. accelerated maturity of any debts of any of the other Guarantors (which are, or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to declaration of accelerated maturity), of Vicunha Steel, of Vicunha Aços, of the Issuer or CSN, which unitary or added value, yearly readjusted by IGPM variation, is equal or higher than (a) one million (1,000,000) reais, in relation to each of the other Guarantors (which are, or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to the date of declaration of accelerated maturity); (b) two hundred thousand (200,000) reais in relation to Vicunha Steel; (c) two hundred thousand (200,000) reais in relation to Vicunha Aços; (d) two hundred thousand (200,000) reais in relation to Issuer; and (e) forty five million (45,000,000) reais in relation to CSN, or constitution of default of any of the other Guarantors (which are or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to the date of constitution of default), of Vicunha Steel, of Vicunha Aços, of the Issuer or CSN for delay in payment of obligations with same value, or which amount would in any manner impair the fulfillment of financial obligations of the other Guarantors (which are or have been shareholders of Vicunha Steel, of Vicunha Aços or the Issuer, during the last six (6) months prior to the date of declaration of accelerated maturity or constitution of default), of Vicunha Steel, of Vicunha Aços, of the Issuer or CSN arising out of this Deed of Issuance .

3.22.1 Occurring any of the events set forth in items I to XIV of Clause 3.22 above, Debentures of all series would be due, irrespective of notices or notifications, judicial or extra-judicial. Occurring any of the events set forth in items XV to XXII of Clause 3.22 above, Trustee, within maximum of fifteen (15) days as of the date of checking the occurrence by Trustee, would call a meeting of debenture holders of all series, to take place within the maximum time set forth by law, so that, if approved by debenture holders owners of minimum of forty (40%) percent of all series outstanding Debentures, state the advance maturity of Debentures all series, being that, if Issuer proves that the event object for calling the annual meeting of debenture holders was remedied prior to its holding date, the debenture holders, by decision of owners of minimum ten (10%) percent of all series outstanding Debentures, may decide by non-declaration of accelerated maturity. It is hereby agreed upon and adjusted that Trustee non-compliance with the term referred to in this Clause would, in no event, cause loss of right to call the debenture holders meeting,

3.22.2 Occurring the accelerated maturity, the Issuer undertakes to perform payment of the balance of Nominal Value of Debentures, of all series, added by Remuneration applicable to each series and, in the case of Debentures of sixth and seventh series, of Premiums (and, yet, in the case of item II of Clause 3.22 above, of default charges), calculated on a pro rata temporis basis, as of the Date of Issue or the date of the last payment of Remuneration applicable to each series until the date of effective payment, within two (2) working days as of the notice in this sense, to be sent by Trustee to Issuer through a registered letter, if not made, being subject still to default charges set forth in Clause 3.17 above, that, in the hypothesis set forth in item II of Clause 3.22 above, would be calculated as of the original date of maturity of defaulted obligation.

3.22.3 Lacking payment referred to in Clause 3.22.2 above, by Issuer, BNDESPAR, jointly with Trustee, would proceed the extra-judicial foreclosure of Pledge, under the terms of Clause XI below, without detriment of simultaneously foreclosing the Guarantee, under the terms of Clause XII below, and observing the provision in Clause 13.4 below, would proceed the extra-judicial foreclosure of Issuer's Pledge of Shares, of Vicunha Aços’ Pledge of Shares and/or Vicunha Steel’s Pledge of Shares.

IV
CHARACTERISTICS OF THE FIRST SERIES DEBENTURES

4.1. - Quantity. The first series shall consist of 117,384 (one hundred and seventeen thousand three hundred and eighty-four) debentures.

4.2. – Term and expiration date. The term of the first series debentures shall be of twenty-seven (27) months counting from the Issuance Date, therefore falling due on June 15th, 2003.

4.3. – Payment of Nominal Value. The Nominal Value of the First Series Debentures shall be paid in a lump sum on June 15th, 2003, when the first series Debentures fall due.

4.4. – Remuneration. The Nominal Value of the First Series Debentures will be subject to compensation interest of 100% (one hundred per cent) of the average rate of one day interfinancial deposits, denominated DI Rate, “over extra group”, denominated in percentage per year, base of 252 business days, calculated and disclosed by CETIP (“DI Rate”), plus an actual surcharge of at most one per cent (1% ) per year. After the bookbuilding process, the modification of the Surcharge mentioned herein will be approved by the administrative council and included in the present deed through an addendum (“First Series Remuneration”) The First Series Remuneration of Debentures shall be paid in thee (3) annual equal and consecutive installments as of June 15th, 2001, except for the first payment, which will be calculated pro rata temporis, with the first payment occurring on June 15th, 2001 and the last, on June 15th, 2003m, when the Debentures expire.

JR = VN x [(f1 x f2 ......x fj) – 1]

Where:

JR = value of the Second Series Remuneration, to be paid on the payment date;

VN = Nominal value of the debenture in the commencement of the Capitalization Period (as defined below);

(f1 x f2 ....x fj) = accrued variation factor of the DI RATE between the commencement date (this date included) and the final date (this date excluded) of the Capitalization Period, calculated as per the formula below:

where:

fj = DI Rate factor corresponding to day “j”; and

DIj Rate = DI Rate, at percentage per annum on a 252-day basis, calculated and disclosed by CETIP, concerning day “j”; and

S = surcharge, to be defined in the bookbuilding process pursuant to the terms hereof.

Capitalization Period of the First Series Remuneration can be defined as the period of time during which the First Series Remuneration will accrue exponentially. The value of the First Series Remuneration will be aggregated to the Nominal Value for purposes of ascertaining the debt balance of the first series debentures. The payment of the first series remuneration will fall due only upon termination of the Capitalization Period, without prejudice to the other maturity provided for in this deed. The first Capitalization Period starts on the Date of Issuance and finishes on the date of payment of the First Series Remuneration. The other Capitalization Periods start on the date of termination of the previous Capitalization Period and finish on the date of termination of the following first series remuneration, with each Capitalization Period succeeding the previous one without interruption.

Should DI Rate be not available upon the ascertainment of the amount of any obligation provided for herein, the value of the last applicable DI Rate available on such date shall apply, with no financial compensations being due, either on the part of the Issuer or on the part of the debenture holders upon the disclosure of the applicable DI Rate.

If the DI Rate is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the DI Fee is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used the legal parameter which by virtue of law is established to be used in lieu of such fee. In the absence of such parameter, the Fiduciary Agent must convene a general meeting of holders of debentures of all series, to be carried out within at most twenty (20) days counting from the date of the event in order to deliberate with the Issuer on a new remuneration parameter to be applied to the Debentures, which parameter, other than preserving the real value of the first series debentures, shall remunerate the first series debentures of the previous levels. Should the debenture holders convened in the general meeting, and representing at least 50% (fifty per cent) of the debentures of all series not approve the proposal of the Issuer for a new parameter, the outstanding first series debentures must be fully acquired or redeemed by their Nominal Value, increased by the First Series Remuneration due until the date of acquisition or redemption, calculated pro rata temporis, as of the date of the last payment of the First Series Remuneration. The acquisition or remuneration provided for herein shall not be subject to any premium whatsoever. Until the moment of the definition of the new parameter or date of acquisition or redemption, as the case may be, it is hereby agreed that there shall be used a remuneration equivalent to the percentage rate of the First Series Remuneration to which the first series Debentures are entitled in the 30-day period immediately prior to the call of the above mentioned general meeting, calculated pro rata temporis as from the date of the event through the date when the debenture holders and the Issuer agree to new parameter, or until the date of payment of the value of the acquisition or redemption, as the case may be.

V
CHARACTERISTICS OF THE SECOND SERIES DEBENTURES

5.1. – Quantity. The second series shall consist of 293,460 (two hundred and ninety-three thousand and four hundred and sixty) debentures.

5.2. – Term and expiration date. The term of the second series debentures shall be of three (3) months counting from the Issuance Date, therefore falling due on June 15th, 2001.

5.3. – Payment of Nominal Value. The Nominal Value of the Second Series Debentures shall be paid in a lump sum, together with the Second Series Remuneration, on June 15, 2001, when the second series Debentures fall due.

5.4. – Remuneration. The Nominal Value of the Second Series Debentures will be subject to compensation interest of 101% (one hundred and one per cent) of the DI Rate, as per the formula below (“Second Series Remuneration”). The Second Series Remuneration will be paid in a lump sum, together with the payment of the Nominal Value of the Second Series Debentures, on June 15th, 2001, when the second series debentures fall due.

JR = VN x [(f1 x f2 ......x fj) – 1]

Where:

JR = value of the Second Series Remuneration, to be paid on the payment date;

VN = Nominal value of the debenture in the commencement of the Capitalization Period (as defined below);

(f1 x f2 ....x fj) = accrued variation factor of the DI RATE between the commencement date (this date included) and the final date (this date excluded) of the Capitalization Period, calculated as per the formula below:

where:

fj = DI Rate factor corresponding to day “j”; and

DIj Rate = DI Rate, at percentage per annum on a 252-day basis, calculated and disclosed by CETIP, concerning day “j”

Capitalization Period of the Second Series Remuneration can be defined as the period of time during which the Second Series Remuneration will accrue exponentially. The value of the Second Series Remuneration will be aggregated to the Nominal Value for purposes of ascertaining the debt balance of the second series debentures. The payment of the second series remuneration will fall due only upon termination of the Capitalization Period, without prejudice to the other maturity provided for in this deed.

Should DI Rate be not available upon the ascertainment of the amount of any obligation provided for herein, the value of the last applicable DI Rate available on such date shall apply, with no financial compensations being due, either on the part of the Issuer or on the part of the debenture holders upon the disclosure of the applicable DI Rate.

If the DI Rate is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the DI Rate is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used the legal parameter which by virtue of law is established to be used in lieu of such fee. In the absence of such parameter, the Fiduciary Agent must convene a general meeting of holders of debentures of all series, to be carried out within at most twenty (20) days counting from the date of the event in order to deliberate with the Issuer on a new remuneration parameter to be applied to the Debentures, which parameter, other than preserving the real value of the second series debentures, shall remunerate the second series debentures of the previous levels. Should the debenture holders convened in the general meeting, and representing at least 50% (fifty per cent) of the debentures of all series not approve the proposal of the Issuer for a new parameter, the outstanding second series debentures must be fully acquired or redeemed by their Nominal Value, increased by the Second Series Remuneration due until the date of acquisition or redemption, calculated pro rata temporis, as of the date of the last payment of the Second Series Remuneration. The acquisition or remuneration provided for herein shall not be subject to any premium whatsoever. Until the moment of the definition of the new parameter or date of acquisition or redemption, as the case may be, it is hereby agreed that there shall be used a remuneration equivalent to the percentage rate of the Second Series Remuneration to which the second series Debentures are entitled in the 30-day period immediately prior to the call of the above mentioned general meeting, calculated pro rata temporis as from the date of the event through the date when the debenture holders and the Issuer agree to new parameter, or until the date of payment of the value of the acquisition or redemption, as the case may be.

VI
CHARACTERISTICS OF THIRD SERIES DEBENTURES

6.1. – Quantity. The third series shall consist of 146,730 (one hundred and forty-six thousand seven hundred and thirty) debentures.

6.2. – Term and expiration date. The term of the third series debentures shall be of seventy-five (75) months counting from the Issuance Date, therefore falling due on June 15th, 2007.

6.3. – Amortization. The Nominal Value of the third series Debentures will be paid according to the following scheme:

Date	Value of Each Amortization Installment
June 15th, 2004	R$58,692,000.00
June 15th, 2005	R$39,128,000.00
June 15th, 2006	R$19,564,000.00
June 15th, 2007	100 (one hundred per cent) of the debt balance

6.4. – Remuneration. The third series Debentures shall be entitled to the remuneration provided for herein (“Third Series Remuneration”).

6.4.1. – Monetary Adjustment. The Nominal Value and each Amortization installment of the Third Series provided for in the payment scheme mentioned in clause 6.3 above will be monetarily adjusted according to the variation of the General Market Price Index (“Índice Geral de Preços de Mercado – IGPM), calculated and published by Fundação Getúlio Vargas of the Date of Issuance of the corresponding payment, according to the formula below:

Where:

VNa = updated nominal value;

VNe = Nominal Value or balance of the Nominal Value, as the case may be;

NI0 – value of the IGPM of the month preceding the month of commencement of the update;

NI1 = value of the IGPM on the month of commencement of the update;

NI2 = value of the IGPM of the month following the month of commencement of the update;

NIn = value of the IGPM of the month preceding the month of the update until the date of the anniversary of the third series debentures. After the date of the anniversary, the value of the IGPM of the month of the update-

NI n-1 = value of the IGPM on the month preceding month “n’;

dcp = number of days elapsed between the last base-date and the date of the update;

dct = number of days elapsed between the last and the next base-date.

Remarks:

1) Should in the update month the number-rate be not available, the last variation of the price index in reference shall be used,

2) The month of the update is considered as the month between two consecutive anniversary dates of the asset in question.

3) Anniversary date is considered the day of the maturity date.

4) The base-date is considered the anniversary date in each month.

The IGPM must be utilized with the same number of decimals as published by the entity responsible for its calculation.

The application of the IGPM will be levied in the shortest period allowed by the legislation in force, without it being necessary to adjust it to this deed or any other formality.

Should the IGPM be not temporarily available at the time of the ascertainment of any obligation provide for herein, there shall be used in lieu of IGPM the last IGPM published, calculated pro rata temporis the number of days elapsed, with no financial compensations being applicable, whether on the part of the Issuer or on the part of the debenture holders.

If the IGPM is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the IGPM is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used the legal parameter which by virtue of law is established to be used in lieu of such index. In the absence of such parameter, the Fiduciary Agent must convene a general meeting of holders of debentures of all series, to be carried out within at most twenty (20) days counting from the date of the event in order to deliberate with the Issuer on a new remuneration parameter to be applied to the Debentures, which parameter, other than preserving the real value of the third series debentures, shall remunerate the third series debentures of the previous levels. Should the debenture holders convened in the general meeting, and representing at least 50% (fifty per cent) of the debentures of all series not approve the proposal of the Issuer for a new parameter, the outstanding third series debentures must be fully acquired or redeemed by their Nominal Value, amortized pursuant to the terms of clause 6.4 above, increased by the Third Series Remuneration due until the date of acquisition or redemption, calculated pro rata temporis, as of the date of the last payment of the Third Series Remuneration. The acquisition or remuneration provided for herein shall not be subject to any premium whatsoever. Until the moment of the definition of the new parameter or date of acquisition or redemption, as the case may be, it is hereby agreed that there shall be used a remuneration equivalent to the percentage rate of the Third Series Remuneration to which the second series Debentures are entitled in the 30-day period immediately prior to the call of the above mentioned general meeting, calculated pro rata temporis as from the date of the event through the date when the debenture holders and the Issuer agrees to new parameter, or until the date of payment of the value of the acquisition or redemption, as the case may be.

6.4.2. – Compensation Interest. The Third series debentures will be subject to compensation interest of 8.8% (eight point eight per cent) per year, levied on the non-amortized balance of the Nominal Value updated as provided for in Clause 6.4.1 above, calculated exponentially per number of days elapsed, on a 360-day year basis as form the Date of Issuance until the date of payment of the compensation interests, as per the formula below, payable in seven (7) annual and consecutive installments as of June 15th, 2001 or, should the amount available for payment of the interest concerning third and fourth series debentures hereunder and under clause 7.4.2 below are equal to or smaller than the amount necessary to perform the payments hereunder, the amount available will be apportioned among the third, forth, fifth, sixth, and seventh series Debentures, with the remainder being capitalized and paid, pro rata, together with the first payment of the other capitalized interest installments or, at any rate, on June 15th, 2002. The last payment shall occur on June 15th, 2007, when the third series Debentures fall due.

Definitions:

“Interest Effective Period” is defined as the timeframe during which the criteria for ascertainment of the interest defined by the administrative council or by the general meeting of the Issuer remains constant, ending on the date of the corresponding renegotiation, if any.

“Capitalization Period” is defined as the timeframe beginning on the Date of Issuance, in case of the first Capitalization Period, or on the previous date foreseen for the payment of interest, in case of the other Capitalization Periods, ending on the date foreseen for the payment of interest corresponding to the period. Each Capitalization Period succeeds the other without interruption.

The calculation of the interest will be made according to the following formula:

Where:

J = interest due at the end of each Capitalization Period

Vna = Nominal Value or balance of the Nominal Value, updated as the case may be, described above;

Rate = 8.8% (eight point eight per cent0 per year;

N = 360 (three hundred and sixty) consecutive days; and

N = number of days elapsed between the date of the next and the date of the preceding event.

VII
CHARACTERISTICS OF FOURTH SERIES DEBENTURES

7.1. – Quantity. The third series shall consist of 146,730 (one hundred and forty-six thousand seven hundred and thirty) debentures.

7.2. – Term and expiration date. The term of the third series debentures shall be of sixty-three (63) months counting from the Issuance Date, therefore falling due on June 15th, 2006.

7.3. – Amortization. The Nominal Value of the fourth series Debentures will be paid according to the following scheme:

Date	Value of Each Amortization Installment
June 15th, 2004	R$29,346,000.00
June 15th, 2005	R$48,910,000.00
June 15th, 2006	100% (one hundred per cent) of the debt balance

7.4. – Remuneration. The fourth series Debentures shall be entitled to the remuneration provided for herein (“Fourth Series Remuneration”).

7.4.1. – Monetary Adjustment. The Nominal Value and each Amortization installment of the Fourth Series provided for in the payment scheme mentioned in clause 7.3 above will be monetarily adjusted according to the variation of the General Market Price Index (“Índice Geral de Preços de Mercado – IGPM), calculated and published by Fundação Getúlio Vargas of the Date of Issuance of the corresponding payment, according to the formula below:

Where:

VNa = updated nominal value;

VNe = Nominal Value or balance of the Nominal Value, as the case may be;

NI0 – value of the IGPM of the month preceding the month of commencement of the update;

NI1 = value of the IGPM on the month of commencement of the update;

NI2 = value of the IGPM of the month following the month of commencement of the update;

NIn = value of the IGPM of the month preceding the month of the update until the date of the anniversary of the third series debentures. After the date of the anniversary, the value of the IGPM of the month of the update-

NI n-1 = value of the IGPM on the month preceding month “n’;

dcp = number of days elapsed between the last base-date and the date of the update;

dct = number of days elapsed between the last and the next base-date.

Remarks:

1) Should in the update month the number-rate be not available, the last variation of the price index in reference shall be used,

2) The month of the update is considered as the month between two consecutive anniversary dates of the asset in question.

3) Anniversary date is considered the day of the maturity date.

4) The base-date is considered the anniversary date in each month.

The IGPM must be utilized with the same number of decimals as published by the entity responsible for its calculation.

The application of the IGPM will be levied in the shortest period allowed by the legislation in force, without it being necessary to adjust it to this deed or any other formality.

If the IGPM is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the IGPM is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used the legal parameter which by virtue of law is established to be used in lieu of such index. In the absence of such parameter, the Fiduciary Agent must convene a general meeting of holders of debentures of all series, to be carried out within at most twenty (20) days counting from the date of the event in order to deliberate with the Issuer on a new remuneration parameter to be applied to the Debentures, which parameter, other than preserving the real value of the fourth series debentures, shall remunerate the fourth series debentures of the previous levels. Should the debenture holders convened in the general meeting, and representing at least 50% (fifty per cent) of the debentures of all series not approve the proposal of the Issuer for a new parameter, the outstanding fourth series debentures must be fully acquired or redeemed by their Nominal Value, amortized pursuant to the terms of clause 7.4 above, increased by the Fourth Series Remuneration due until the date of acquisition or redemption, calculated pro rata temporis, as of the date of the last payment of the Fourth Series Remuneration. The acquisition or remuneration provided for herein shall not be subject to any premium whatsoever. Until the moment of the definition of the new parameter or date of acquisition or redemption, as the case may be, it is hereby agreed that there shall be used a remuneration equivalent to the percentage rate of the Fourth Series Remuneration to which the Fourth Series Debentures are entitled in the 30-day period immediately prior to the call of the above mentioned general meeting, calculated pro rata temporis as from the date of the event through the date when the debenture holders and the Issuer agrees to new parameter, or until the date of payment of the value of the acquisition or redemption, as the case may be.

7.4.2. – Compensation Interest. The Fourth Series Debentures will be subject to compensation interest of 8.8% (eight point eight per cent) per year, levied on the non-amortized balance of the Nominal Value updated as provided for in Clause 7.4.1 above, calculated exponentially per number of days elapsed, on a 360-day year basis as form the Date of Issuance until the date of payment of the compensation interests, as per the formula below, payable in six (6) annual and consecutive installments as of June 15th, 2001 or, should the amount available for payment of the interest concerning third and fourth series debentures hereunder and under clause 6.4.2 below are equal to or smaller than the amount necessary to perform the payments hereunder, the amount available will be apportioned among the third, fourth, fifth, sixth, and seventh series Debentures, with the remainder being capitalized and paid, pro rata, together with the first payment of the other capitalized interest installments or, at any rate, on June 15th, 2002. The last payment shall occur on June 15th, 2006, when the fourth series Debentures fall due.

Definitions:

“Interest Effective Period” is defined as the timeframe during which the criteria for ascertainment of the interest defined by the administrative council or by the general meeting of the Issuer remains constant, ending on the date of the corresponding renegotiation, if any.

“Capitalization Period” is defined as the timeframe beginning on the Date of Issuance, in case of the first Capitalization Period, or on the previous date foreseen for the payment of interest, in case of the other Capitalization Periods, ending on the date foreseen for the payment of interest corresponding to the period. Each Capitalization Period succeeds the other without interruption.

The calculation of the interest will be made according to the following formula:

Where:

J = interest due at the end of each Capitalization Period

VNa = Nominal Value or balance of the Nominal Value, updated as the case may be, described above;

Rate = 8.8% (eight point eight per cent) per year;

N = 360 (three hundred and sixty) consecutive days; and

n = number of days elapsed between the date of the next and the date of the preceding event.

VIII
CHARACTERISTICS OF THE FIFTH SERIES DEBENTURES

8.1. – Quantity. The fifth series shall consist of 334,545 (three hundred and thirty-four thousand five hundred and forty-five) debentures.

8.2. – Term and expiration date. The term of the fifth series debentures shall be of one hundred and twenty (120) months counting from the Issuance Date, therefore falling due on June 15th, 2011.

8.3. – Amortization. The Nominal Value of the fifth series debentures will be paid pursuant to the following scheme (“Fifth Series Amortization”):

Date	Percentage of Nominal Value
June 15th, 2005	7.13% (seven point thirteen per cent)
June 15th, 2006	9.43% (nine point forty-three per cent)
June 15th, 2007	14.05% (fourteen point zero five per cent)
June 15th, 2008	16.81% (sixteen point eighty-one per cent)
June 15th, 2009	16.98% (sixteen point ninety-eight per cent)
June 15th, 2010	21.13% (twenty-one point thirteen per cent)
June 15th, 2011	100%(one hundred per cent) of the remaining debt balance

8.4. – Remuneration. The fifth series Debentures will be entitled to a remuneration of 3.75% (three point seventy-five per cent) per year by way of spread, calculated above the TJLP (“Taxa de Juros a Longo Prazo – Long-Term Interest Rate), according to the provisions below:

I. when the TJLP is in excess of 6% (six per cent) per year:

(a) The amount corresponding to the TJLP above the 6% (six per cent) per year will be capitalized on the 15th of June annually, and ascertained by applying the capitalization term below over the debt balance, there considered all financial events occurred in the period:

TC = [(1 + TJLP)/1.06]n/360 - 1, where:

TC = capitalization term;

TLPJ = long term interest rate disclosed by the Central of Brazil, and

N = number of days existing between the date of the financial event and the capitalization date, the financial event being understood as any and all events of a financial nature entailing or which may entail change of the debt balance of the fifth series debentures; and

(b) the percentage of 3.75% (three pint seventy-five) per cent per year above the TJLP (spread) mentioned in the main section hereof, plus the non capitalized portion of the TJLP of 6% (six per cent) per year will be levied on the debt balance on the payment dates of the Remuneration of the Fifth;

II.-When the TJLP is equal to or smaller than 6% (six per cent) per year, a percentage equal to 3.75% (three point seventy-five per cent) per year above the TJLP (spread) mentioned in the main section hereof plus the TJLP will be levied on the debt balance on the dates of payment on the Fifth Series Remuneration mentioned in clause 8.4.2 below or on the date when the fifth series debentures expire or are liquidated, with the number of says elapsed between the date of each financial event and the payment dates of the fifth series remuneration being considered for the calculation of the fifth series remuneration on a daily basis.

8.4.1. – The amount referred to in item (a), I, of clause 8.4 above will be capitalized, being incorporated to the senior debt, and will become due on the payment dates of the Fifth Series Amortization.

8.4.2. – The amount assessed pursuant to the terms of item (b), I or II of clause 8.4 above will become due on an annual basis as of June 15th, 2001, on the same day and month in the following years during the grace period and the Fifth Series Amortizations, unless for the first and the last payments, which will be calculated pro rata temporis, with the first payment date falling on June 15th, 2000 and the last, on March 15th, 2011, when the fifth series debentures fall due or on the date of expiry or liquidation of the debentures, and if the Issuer does not have enough funds to perform the total or partial payment of the first two installments of the Fifth Series Remuneration falling due on June 15th, 2001 and June 15, 2001, the amount unpaid will be capitalized and amortized along with the Fifth Series Amortization installments(“Due and Capitalized Fifth Series Interests”).

8.4.3. – The Fifth Series Remuneration capitalized will be aggregated to the Nominal Value of the fifth series Debentures for the calculation of the payment of the subsequent Fifth Series Amortization and the and the Fifth Series Remuneration.

8.4.4. – Should the TJLP be not temporarily available at the time of the ascertainment of any obligation provide for herein, there shall be used the last TJLP applicable, available on such date, with no financial compensations being applicable, whether on the part of the Issuer or on the part of the debenture holders upon the disclosure of the TJLP applicable.

If the TJLP is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the IGPM is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used, at he discretion of the debenture holders of this series convened n a general meeting called specifically to this effect, (i) the new criterion for remuneration for remuneration of the funds deriving from the PIS/PASEP participation fund and the Fund for Support to Workers – FAT; or (ii) another one indicted by the debenture holders. Such criterion, other than preserving the actual value of the Fifth Series Debentures, shall remunerate the Fifth Series Debentures of superior levels.

8.4.5. – In case of replacement of the legal criterion for remuneration of the funds deriving from the PIS/PASEP Participation Fund and the Fund for Support to Workers – FAT, and if as a result the criterion for remuneration of the credit facility agreements for the purpose of conveying funds to the Issuer be altered, the fifth Series Remuneration may be changed to reflect such new criterion for remuneration of BNDES’ Onlending Agreements, upon the deliberation of debenture holders owners oF the majority of the Fifth Series Debentures.

IX
CHRACATERISTICS OF THE SIXTH SERIES DEBENTURES

9.1. – Quantity. The sixth series shall consist of 305,198 (three hundred and five thousand one hundred and ninety-eight) debentures.

9.2. – Term and expiration date. The term of the sixth series debentures shall be of one hundred and twenty (120) months counting from the Date of Issuance, therefore falling due on March 15th, 2011.

9.3. – Amortization. The Nominal Value of the sixth series debentures will be paid pursuant to the following scheme (“Sixth Series Amortization”):

Date	Percentage of Nominal Value
June 15th, 2005	7.13% (seven point thirteen per cent)
June 15th, 2006	9.43% (nine point forty-three per cent)
June 15th, 2007	14.05% (fourteen point zero five per cent)
June 15th, 2008	16.81% (sixteen point eighty-one per cent)
June 15th, 2009	16.98% (sixteen point ninety-eight per cent)
June 15th, 2010	21.13% (twenty-one point thirteen per cent)
March 15th, 2011	100% (one hundred per cent) of the remaining debt balance

9.4. – Remuneration. The sixth series Debentures will be entitled to a remuneration of 5% (five per cent) per year by way of spread, calculated above the TJLP (“Taxa de Juros a Longo Prazo – Long-Term Interest Rate), according to the provisions below:

I. when the TJLP is in excess of 6% (six per cent) per year:

(a) The amount corresponding to the TJLP above the 6% (six per cent) per year will be capitalized on the 15th of June annually, and ascertained by applying the capitalization term below over the debt balance, there considered all financial events occurred in the period:

TC = [(1 + TJLP)/1.06]n/360 - 1, where:

TC = capitalization term;

TLPJ = long term interest rate disclosed by the Central of Brazil, and

n = number of days existing between the date of the financial event and the capitalization date, the financial event being understood as any and all events of a financial nature entailing or which may entail change of the debt balance of the sixth series debentures; and

(b) the percentage of 5% (five per cent) per year above the TJLP (spread) mentioned in the main section hereof, plus the non capitalized portion of the TJLP of 6% (six per cent) per year will be levied on the debt balance on the payment dates of the Sixth Series Remuneration mentioned in clause 9.4.2 below or on the date of maturity or liquidation of the sixth series Debentures, with the number of days elapsed between the date of each financial event and the payment dates of the Sixth Series Remuneration being considered for the daily calculation of the Sixth Series Remuneration; and

II. When the TJLP is equal to or smaller than 6% (six per cent) per year, a percentage equal to 5% (five per cent) per year above the TJLP (spread) mentioned in the main section hereof plus the TJLP will be levied on the debt balance on the dates of payment on the Sixth Series Remuneration mentioned in clause 9.4.2 below or on the date when the sixth series debentures expire or are liquidated, with the number of says elapsed between the date of each financial event and the payment dates of the sixth series remuneration being considered for the calculation of the sixth series remuneration on a daily basis.

9.4.1. – The amount referred to in item (a), I, of clause 9.4 above will be capitalized, being incorporated to the senior debt, and will become due on the payment dates of the Sixth Series Amortization.

9.4.2. – The amount assessed pursuant to the terms of item (b), I or II of clause 9.4 above will become due on an annual basis as of June 15th, 2001, on the same day and month in the following years during the grace period and the Sixth Series Amortizations, unless for the first and the last payments, which will be calculated pro rata temporis, with the first payment date falling on June 15th, 2001 and the last, on March 15th, 2011, when the sixth series debentures fall due or on the date of expiry or liquidation of the debentures, with due regard also to the provisions of clause 9.7.2 below, and if the Issuer does not have enough funds to perform the total or partial payment of the first two installments of the Sixth Series Remuneration falling due on June 15th, 2001 and June 15, 2002, the amount unpaid will be capitalized and amortized along with the Sixth Series Amortization installments(“Due and Capitalized Sixth Series Interests”).

9.4.3. – The Sixth Series Remuneration capitalized will be aggregated to the Nominal Value of the sixth series Debentures for the calculation of the payment of the subsequent Sixth Series Amortization and the Sixth Series Remuneration.

9.4.4. – Should the TJLP be not temporarily available at the time of the ascertainment of any obligation provided for herein, there shall be used the last TJLP applicable, available on such date, with no financial compensations being applicable, whether on the part of the Issuer or on the part of the debenture holders upon the disclosure of the applicable TJLP.

If the TJLP is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the IGPM is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used, at he discretion of the debenture holders of this series convened n a general meeting called specifically to this effect, (i) the new criterion for remuneration for remuneration of the funds deriving from the PIS/PASEP participation fund and the Fund for Support to Workers – FAT; or (ii) another one indicted by the debenture holders. Such criterion, other than preserving the actual value of the Fifth Series Debentures, shall remunerate the Fifth Series Debentures of superior levels.

9.4.5. – In case of replacement of the legal criterion for remuneration of the funds deriving from the PIS/PASEP Participation Fund and the Fund for Support to Workers – FAT, and if as a result the criterion for remuneration of the credit facility agreements for the purpose of conveying funds to the Issuer be altered, the fifth Series Remuneration may be changed to reflect such new criterion for remuneration of BNDES’ Onlending Agreements, upon the deliberation of debenture holders owners of the majority of the Fifth Series Debentures.

9.5. – Optional Anticipated Redemption. With due regard to the provisions of Clause 3.14 above, in calculating the debt balance of the Sixth Series Debentures, there shall be included the Sixth Series Premium (as defined below) calculated pro rata temporis until the date of redemption, with CSN’s net profit being assessed based on the last Quarterly Newsletter (“ITR – Informativo Trimestral”) disclosed.

9.6. – Premium. The sixth series Debentures will be entitled to a premium calculated based on the following formula (“Sixth Series Premium”):

P = B x A

Where:

P = sixth series premium per sixth series debenture;

B = calculation basis of the sixth series premium;

A = percentage participation in the result (clause 9.6.4. below);

total of the negative calculation basis of the previous years still not setoff pursuant to the provisions of clause 9.6.3

Where:

LL = CSN’s consolidated net profits of the financial year, adjusted by the following accretions: (i) net exchange variation, deferred in the year 1999 based on Provisional Measure No. 1818 of March 25th, 1999, and on Deliberation CVM No. 294 of March 26th, 1999, and included in CSN’s financial statements in the base year of the calculation of the Sixth Series Premium; and (ii) depletion of Casa de Pedra Mine resulting from the revaluation of the referred mine, approved in the year 1999 and included in CSN’s financial statements in the base year of the calculation of the Sixth Series Premium;

N6 = total number of the Sixth Series Debentures initially subscribed and paid-up;

ND = number of sixth series debentures initially issued;

NT = total number of debentures of all series initially subscribed and paid-up, less the second series debentures;

VPA = senior amount of the sixth series debentures initially subscribed and paid-up, less the amounts corresponding to the sixth series amortizations and transformations, assessed on the fifth business day prior to the date of actual payment of the corresponding sixth series premium;

VPI = senior amount of the sixth series debentures initially subscribed and paid-up;

PDC = percentage of the Shares held by the Issuer on the 5th (fifth) business day preceding the date of the actual payment of the corresponding sixth series premium, limited to the percentage of CSN’s Shares held by the Issuer on the 2nd (second) business day after the financial settlement of the CSN’s Share Purchase and Sale Agreement (as per the definition contained in Clause 3.8.1 above);

VA = constant found in the table below, adjusted by the following accretions and subtractions, it being taken for granted, however, that the following adjustments(s) shall not be computed if imposed legally or according to regulations (i) of CSN’s non-operational results ascertained in the financial years succeeding the year 2000, originated from facts occurred after the execution of this deed, known by CSN on this same date but not accounted for; (ii) of the amounts resulting from the unreasonable alteration of the accounting practices traditionally adopted by CSN; (iii) the unreasonable institution of provisions in CSN results, not directly linked to CSN operation, without any technical motives acceptable by the First Subscriber, even if such subscriber is no longer holder of sixth series debentures; (iv) of the result of the sum of the proceeds of the investments appraised by the net value in assets of the electrical industry owned by CSN and/or its associated or controlled companies, of dividends and interests on the own capital received from such assets and the balance between the interests calculated on an annual basis on the CSN debt estimated at R$1,956,400,000.00 (one billion nine hundred and fifty-six million reais) and the interests actually paid by CSN.

Year	Value
2001	R$412,000,000.00 (four hundred and twelve million reais)
2002	R$674,000,000.00 (six hundred and seventy-four million reais)
2003	R$690,000,000.00 (six hundred and ninety million reais)
2004	R$709,000,000.00 (seven hundred and nine million reais)
2005	R$734,000,000.00 (seven hundred and thirty-four million reais)
2006	R$764,000,000.00 (seven hundred and sixty-four million reais)
2007	R$768,000,000.00 (seven hundred and sixty-eight million reais)
2008	R$771,000,000.00 (seven hundred and seventy-one million reais)
2009	R$773,000,000.00 (seven hundred and seventy-three million reais)
2010	R$773,000,000.00 (seven hundred and seventy-three million reais)

All amounts contained in the above table will be updated according to the variation of the IGPM as of the Date of Issuance. The results of the adjustments stipulated in this item (iv) will be assessed by applying the following formula:

Where:

AJ = adjustment of the amount resulting from CSN’s consolidated indebtedness at the time;

EQ = equity equivalence of investments made in assets of the electric industries held by CSN and /or its associated or controlled companies;

JCP = interest on the own capital received by CSN and resulting from such investments;

Divr = dividends received by CSN as a result of such investments;

ApliCF = total CSN’s consolidated financial investments plus cash availability;

DF = CSN’s consolidated financial debt understood as the sum of all debts with loans, credit facilities and installment payments corrected by any index or interest rate;

DFL = CSN’s consolidated financial expenses (including monetary and exchange variations) less consolidated financial gains (including monetary and exchange variations) assessed in the balance sheet used as basis for the calculation of the sixth series premium;

DLT = CSN’s total net Consolidated Financial Debt DF – ApliCF (assessed in the balance sheet for premium of the sixth series premium);

Delta = CSN’s total consolidated financial debt (DF) on December 31st, 2000 less US$1,000,000,000.00 (one billion United States dollars) exchanged by the exchange rate used for accounting purposes on the same date, being the result updated by the IGPM pro rate temporis from the Date of Issuance to the date of calculation of the Sixth Series Premium;

LVA = accounting profit actually assessed by CSN upon the sale of assets of the electric industry, held by CSN and / or its associated or controlled companies;

VVA = sum f all amounts with the sale of assets of the electric industry , held by CSN and/or its associated or controlled companies, liquidated after December 31st, 2000 until the actual settlement of all sixth series debentures corrected by the sale value, by the IGMP, pro rata temporis as of the date of the financial settlement of the sale of each of such assets until the date of the calculation of the Sixth Series Premium.

Remark *: Except for Delta and VVA, all other factors (EQ, JCP, Divr, ApliCF, DF, DFL, DLT and LVA) are the ones found in CSN’s consolidated financial statements in the base period used for calculation of the sixth series premium.

9.6.1. – The Sixth Series Premium, when due, will be paid on June 15th annually as of June 15th, 2000, inclusive, until the sixth series debentures are overdue and on the due date or date of its early redemption.

9.6.2. – The calculation of the Sixth Series Premium will be based on the net profits of the financial year preceding that of the payment. The Sixth Series Premiums due on June 15th, 2002 will be calculated pro rate temporis, based on the net profits of the financial year 2001. The Sixth Series Premium due on the sixth series Debentures’ maturity will be calculated pro rata temporis based on the accrued profits of the last ITR published annually.

9.6.3. – To calculate the Sixth Series Premium the negative calculations basis occasionally assessed as of the year 2003 inclusive will be setoff as of 2004, inclusive, corrected by the IGPM calculated pro rata temporis and added to the calculation basis of the year in which the Sixth Series Premium is calculated.

9.6.4. – The percentage participation in the result foreseen in the formula mentioned in this Clause 9.6 will be 50% (fifty per cent), reduced to 30% (thirty per cent) in the event of the increase of CSN’s nominal steel production capacity, considering the companies integrating the same economic groups, by at least five (5) million tons.

9.7. – Transformation. With due regard to the provisions of Clause 3.14 above and 9.7.3, 9.7.6 and XI below, the first subscriber of the sixth series debentures (“First Subscriber”), so long as the holder of all or part of the sixth series debentures may, at any time as of the 24th (twenty-fourth) month counting from the Date of Issuance, transform the sixth series debentures into Pledge Shares (“Transformation Shares”) according to the formula below, and such right cannot be transferred nor disposed of, except for the transfer to its direct or indirect holding, (“Transformation”), it being certain that the Transformation will only be carried out by the First Subscriber so long as the subscriber is the holder of all or part of the outstanding sixth series debentures, being it not valid for any other third parties (or any successors at any title) who may become the holder of all or part of the sixth series Debentures:

Where:

NAD = number of pledge shares per sixth series debentures originated from the Transformation, limited to a maximum of 7% (seven per cent) of CSN’s issued shares;

VND = Nominal Value per Sixth Series Debentures on the Date of Issuance;

PR = sum of the Sixth Series Premiums paid per sixth series Debenture updated pro rata temporis, based on the TJLP + 2.5% (two point five per cent) per year between the dates of payment of the Sixth Series Premiums and the date of the Transformation;

RPAV = average price por share of CSN, calculated as follows: weighed average of the quantity, price of shares acquired by the Issuer according to the CSN’s Share Purchase and Sale Agreement (as defined in Clause 3.8.1 above) and the price of CSN’s shares acquired by the Issuer at the stock market or through a private negotiation, calculated by the average rating weighed between the quantity, the five last trading sessions prior to the date of acquisition, exclusively with funds deriving from the present issuance of debentures, in the maximum amount of R$23,750.00 (twenty-three million seven hundred and fifty thousand reais), weighed by the quantity;

DivEx1 = dividends and/or interests on the own capital, occasionally paid per CSN share and originated from the sale of CSN’s interest in Valepar, actually received by the Issuer by April 30th, 2001;

DivEx2 = total value on the Date of Payment of the Second Series Debentures, originally subscribed and paid-up, divided by the total shares issued by CSN on the date of the financial settlement of CSN’s Share Purchase and Sale Agreement (as defined in Clause 3.8.1 above); and

PLA = RPAV less DivEx1 less DivEx2, being this result updated pro rata temporis based on the TJLP + 2.5% (two pint five per cent) per year on the Date of Issuance until the actual date of Transformation.

9.7.1. – The number of Transformation Shares will be adjusted in case of split, reverse split and dividends occurred as of the Date of Issuance in the same proportion stipulated for such events.

9.7.2. – The Transformation will automatically entail the cancellation of the Debentures transformed, without prejudice to the Sixth Series Remuneration and the Premium due, to be assessed on the Date of the Transformation and paid together with the first payment of the Remuneration of any series of Debentures occurred after the Transformation duly subject to interest calculated pro rata temporis based on the TJLP plus 5% (five per cent) per year.

9.7.3. – The First Subscriber will send a correspondence to the Issuer and the Fiduciary Agent informing on the Transformation, the date stipulated for its occurrence and the quantity of Transformation Shares, with due regard to the limit to be determined by applying the formula mentioned in Clause 9.7 above. The above mentioned correspondence must be forwarded with a prior notice of at least fifteen (15) days (safe for the period between April 15th and June 15th annually, in which such term will be thirty (30) days counting, in any event, from the date of the actual transformation, unless for the cases in which the dates stipulated by the First Subscriber for the completion of the Transformation coincide with the dates of payment of the Sixth Series Amortizations, when the correspondence shall be received by the Issuer with a prior notice of at least thirty-five (35) days, and the non receipt, by the Issuer, of the First Subscriber’s pronouncement within such term or on the First Subscriber’s pronouncement regarding the part of the amortization (“Partial Pronouncement on the Transformation”) will be considered as the non exercise or partial exercise, as the case may be, by the First Subscriber, of the referred Transformation on the referred date of payment of the Amortization, in which case the Issuer will have to pay, in cash, the Debentures’ Amortization or, in case of Partial Pronouncement on the Transformation, the amortization of the Debentures not subject to the Transformation.

9.7.4. – The First Subscriber may only dispose of the Transformation Shares through a public sale, being it forbidden to institute usufruct or trust or to create any liens, encumbrances or in rem guarantees on the Transformation Shares held, on any right related to these shares.

9.7.5. – In case of early maturity of the Debentures of all series (i) the First Subscriber may not perform the Transformation; and (ii) The Transformation Shares still held by the First Subscriber occasionally necessary to make up the Maximum Number of Shares as provided for in Clause 11.2 below shall be mandatorily included, together with the Pledge Shares, in the public sale mentioned in Clause 11.3 below (“Transformation Shares not Disposed”).

9.7.5.1. – The First Subscriber hereby undertakes to perform any acts necessary to the inclusion of the Transformation Shares not Disposed in the Public Sale(s) mentioned in Clause 11.3 below.

9.7.6. – Should the Pledge Shares resulting from the occasional Transformations added, as the case may be, to the Transformation Shares not Disposed, are below the Minimum Limit for the Shares, the Issuer will have to reestablish the Maximum Limit of Shares within at most (i) ninety (90) days counting from the date of the of the corresponding Transformation or (ii) the day when the public sale mentioned in Clause 9.7.4. above under the terms of item I below, whichever occur last, being entitled to, to this effect, utilize the alternatives for reestablishment of the Minimum Limit of Shares mentioned herein below, provided that within the term mentioned in this Clause, including the occasional installment sales made by the First Subscriber, it being certain that the unavailability of any such alternatives or resources does not release the Issuer from performing the obligation to reestablish the Minimum Limit of Shares within the terms provided for herein:

I. Should the First Subscriber makes a public auction with a view to sell the Transformations Shares, the Issuer will have the right of first refusal in the public sale, concerning the Transformation Shares object of the public sale at a number sufficient to reestablish the Minimum Limit of Shares, limited to the equivalent to at most 4.2% (four point two per cent)of all Shares, at the same unit price offered by the purchaser of the Transformation Shares, utilizing, for the payment, (a) own capital, deriving exclusively from the receipt of the Extraordinary Funds, with due regard to the limit provided for in item (c), III of Clause 15.1 below, or from the capital increase of the Issuer carried out by Vicunha Ações, to be paid up in cash and in a lump sum; (b) the installment payment mechanism to be offered by the First Subscriber to the winning bidder, under the same amortization and remuneration terms and conditions defined for the sixth series debentures, as provided for in Clauses 9.3 and 9.4 above (except for the term, which will be until the date of maturity of the sixth series debentures, that is, March 15th, 2011), less the sixth series Premium and the Transformation, provided that the installment purchase and sale transaction (i) does not grant to the First Subscriber better conditions than those granted to debenture holders, including with regard to the creation of guarantees; (ii) added to the Issuer’s debt deriving from this Deed and the Onlending Contracts with BNDES, does not surpass the limit mentioned in item X of Clause 16.1 below; and (iii) in case the Issuer utilizes the installment purchase and sale transaction mentioned in item (b) of this section I, the First Subscriber may demand, or the Issuer may offer, additional guarantee acceptable to the First Subscriber, to cover the positive difference between the value of the Pledge Shares resulting from the Transformation and the sale price of the transformation Shares in the public sale.

II.-After the Transformation, the Issuer may, at its sole and exclusive discretion, acquire the Transformation Shares purchase options held by the First Subscriber, up to the equivalent to 2.3% (two point three per cent) (including) of all shares, with the following characteristics (“Option”): (a) term of effectiveness and of purchase of Option: provided that it does not surpass the last day of the 60th (sixtieth) month counting from the Date of Issuance (“Maximum Term”), the Option may only be purchased by the Issuer right after the public sale of the Transformation Shares, pursuant to the provisions of item I above and one (1)business day prior to the date foreseen for the for the settlement of the public sale; (b) purchase price of the Option: the purchase price of the Option mentioned in the First Refusal Agreement (as per definition found in item III of clause 3.22 above) must be paid by the Issuer to the First Subscriber on the date of purchase of the Option, in cash and with own capital, deriving exclusively from the capital increase of the Issuer carried out by Vicunha Aços for payment in cash and in a lump sum; (c) conditions and term of the exercise: with due regard to the maximum term, the Option may be exercised at any time after the public sale of the Transformation Shares by the First Subscriber under the terms of item I above; and (d) price of the Option exercise: the same unit price offered by the purchaser of the Transformation Shares under the terms of item I above, readjusted as provided for in the First Refusal Agreement, to be paid by the Issuer with own capital originated exclusively from the receipt of the Extraordinary Funds, with due regard to the limit set forth in item (c), III, of Clause 15.1 below, or of capital increase in the Issuer carried out by Vicunha Aços, to be paid up in cash and in a lump sum. Should the Issuer acquire the Option and until the Issuer exercises the Option or until expiration of the Maximum Term, whichever occurs first, the First Subscriber may not alienate, sell, assign, transfer, loan for use, lend, rent, convey to capital, institute usufruct or trust, create any other liens, encumbrances or in rem rights or dispose of, in any way, totally or partially, directly or indirectly, free of charge or remunerated, Transformation Shares at an amount equivalent to the Shares that may be purchased through the Option.

9.7.6.1. – Notwithstanding the provisions of Clause 9.7.6. above, the number of shares resulting from the sum of Shares purchased through the mechanisms mentioned in items I and II of Clause 9.7.6 above must, cumulatively, observe the limits set forth in item (c), III of Clause 15.1 below and item X of Clause 16.1 below.

X
CHARACTERISTICS OF SEVENTH SERIES DEBENTURES

10.1. – Quantity. The seventh series shall consist of 594,802 (five hundred and ninety-four thousand eight hundred and two) debentures.

10.2. – Term and expiration date. The term of the seventh series debentures shall be of one hundred and twenty (120) months counting from the Date of Issuance, therefore falling due on March 15th, 2011.

10.3. – Amortization. The Nominal Value of the seventh series debentures will be paid pursuant to the following scheme (“Seventh Series Amortization”, which, together with the Third Series Amortization, the Fourth Series Amortization, the Fifth Series Amortization and the Sixth Series Amortization, are called simply “Amortization”):

Date	Percentage of Nominal Value
June 15th, 2005	7.13% (seven point thirteen per cent)
June 15th, 2006	9.43% (nine point forty-three per cent)
June 15th, 2007	14.05% (fourteen point zero five per cent)
June 15th, 2008	16.81% (sixteen point eighty-one per cent)
June 15th, 2009	16.98% (sixteen point ninety-eight per cent)
June 15th, 2010	21.13% (twenty-one point thirteen per cent)
March 15th, 2011	100%(one hundred per cent) of the remaining debt balance

10.4. – Remuneration. The seventh series Debentures will be entitled to a remuneration of 5% (five per cent) per year by way of spread, calculated above the TJLP (“Taxa de Juros a Longo Prazo – Long-Term Interest Rate), according to the provisions below (“Seventh Series Remuneration” which, together with the First Series Remuneration, the Second Series Remuneration, the Third Series Remuneration, the Fourth Series Remuneration, the Fifth Series Remuneration and the Sixth Series Remuneration are called simply “Remuneration”):

II.-when the TJLP is in excess of 6% (six per cent) per year:

(a) The amount of the TJLP in excess of 6% (six per cent) per year will be capitalized on the 15th of June annually until expiration, redemption or liquidation of the seventh series debentures, and ascertained by applying the capitalization term below over the debt balance, there considered all financial events occurred in the period:

TC = [(1 + TJLP)/1.06]n/360 - 1, where:

TC = capitalization term;

TJLP = long term interest rate disclosed by the Central of Brazil, and

n = number of days existing between the date of the financial event and the capitalization date, the financial event being understood as any and all events of a financial nature entailing or which may entail change of the debt balance of the seventh series debentures; and

(b) the percentage of 5% (five per cent) per year above the TJLP (spread) mentioned in the main section hereof, plus the non capitalized portion of the TJLP of 6% (six per cent) per year will be levied on the debt balance on the dates of payment of the Seventh Series Remuneration mentioned in clause 10.4.2 below or on the date of expiration or liquidation of the seventh series Debentures, with the number of days elapsed between the date of each financial event and the payment dates of the Seventh Series Remuneration being considered for the calculation of the Seventh Series daily Remuneration; and

II. When the TJLP is equal to or smaller than 6% (six per cent) per year, a percentage equal to 5% (five per cent) per year above the TJLP (spread) mentioned in the main section hereof plus the TJLP will be levied on the debt balance on the dates of payment on the Seventh Series Remuneration mentioned in clause 10.4.2 below or on the date when the seventh series debentures expire or are liquidated, with the number of says elapsed between the date of each financial event and the payment dates of the sixth series remuneration being considered for the calculation of the seventh series daily remuneration.

10.4.1. – The amount referred to in item (a), I, of clause 10.4 above will be capitalized, being incorporated to the senior debt, and will become due on the payment dates of the Seventh Series Amortization.

10.4.2. – The amount assessed pursuant to the terms of item (b), I or II of clause 10.4 above will become due on an annual basis as of June 15th, 2001, on the same day and month in the following years during the grace period and the Seventh Series Amortizations, unless for the first and the last payments, which will be calculated pro rata temporis, with the first payment date falling on June 15th, 2001 and the last, on March 15th, 2011, when the seventh series debentures fall due or on the date of expiry or liquidation of the debentures, and if the Issuer does not have enough funds to perform the total or partial payment of the first two installments of the Seventh Series Remuneration falling due on June 15th, 2001 and June 15, 2002, the amount unpaid will be capitalized and amortized along with the Seventh Series Amortization installments(“Due and Capitalized Seventh Series Interests”).

10.4.3. – The Seventh Series Remuneration capitalized will be aggregated to the Nominal Value of the seventh series Debentures for the calculation of the payment of the subsequent Seventh Series Amortization and the Seventh Series Remuneration.

10.4.4. – Should the TJLP be not temporarily available at the time of the ascertainment of any obligation provided for herein, there shall be used the last TJLP applicable, available on such date, with no financial compensations being applicable, whether on the part of the Issuer or on the part of the debenture holders upon the disclosure of the applicable TJLP.

If the TJLP is not ascertained nor disclosed for a period exceeding thirty (30) days after the expected disclosure date, or if the IGPM is extinguished or cannot be applied by virtue of any legal imposition or judicial order, there shall be used, at he discretion of the debenture holders of this series convened n a general meeting called specifically to this effect, (i) the new criterion for remuneration for remuneration of the funds deriving from the PIS/PASEP participation fund and the Fund for Support to Workers – FAT; or (ii) another one indicted by the debenture holders. Such criterion, other than preserving the actual value of the Seventh Series Debentures, shall remunerate the Seventh Series Debentures of superior levels.

10.4.5. – In case of replacement of the legal criterion for remuneration of the funds deriving from the PIS/PASEP Participation Fund and the Fund for Support to Workers – FAT, and if such alteration applies to this Deed, the Seventh Series Remuneration may be changed to reflect such new remuneration criterion, upon the deliberation of debenture holders owners of the majority of the Seventh Series Debentures.

10.5. – Optional Anticipated Redemption. With due regard to the provisions of Clause 3.14 above, in calculating the debt balance of the Seventh Series Debentures, there shall be included the Seventh Series Premium (as defined below) calculated pro rata temporis until the date of redemption, with CSN’s net profit being assessed based on the last Quarterly Newsletter (“ITR – Informativo Trimestral”) disclosed.

10.6. – Premium. The seventh series Debentures will be entitled to a premium calculated based on the following formula (“Seventh Series Premium”):

P = B x A

Where:

P = seventh series premium per seventh series debenture;

B = calculation basis of the seventh series premium;

A = percentage participation in the result (clause 10.6.4. below);

total of the negative calculation basis of the previous years still not setoff pursuant to the provisions of clause 9.6.3

Where:

LL = CSN’s consolidated net profits of the financial year, adjusted by the following accretions: (i) net exchange variation, deferred in the year 1999 based on Provisional Measure No. 1818 of March 25th, 1999, and on Deliberation CVM No. 294 of March 26th, 1999, and included in CSN’s financial statements in the base year of the calculation of the Seventh Series Premium; and (ii) depletion of Casa de Pedra Mine resulting from the revaluation of the referred mine, approved in the year 1999 and included in CSN’s financial statements in the base year of the calculation of the Seventh Series Premium;

N7 = total number of the Seventh Series Debentures initially subscribed and paid-up;

ND = number of seventh series debentures initially issued;

NT = total number of debentures of all series initially subscribed and paid-up, less the second series debentures;

VPA = senior amount of the seventh series debentures initially subscribed and paid-up, less the amounts corresponding to the seventh series amortizations and transformations, assessed on the fifth (5th) business day prior to the date of actual payment of the corresponding seventh series premium;

VPI = senior amount of the seventh series debentures initially subscribed and paid-up;

PDC = percentage of the Shares held by the Issuer on the 5th (fifth) business day preceding the date of the actual payment of the corresponding sixth series premium, limited to the percentage of CSN’s Shares held by the Issuer on the 2nd (second) business day after the financial settlement of the CSN’s Share Purchase and Sale Agreement (as per the definition contained in Clause 3.8.1 above);

VA = constant found in the table below, adjusted by the following accretions and subtractions, it being taken for granted, however, that the following adjustments(s) shall not be computed if imposed legally or according to regulations (i) of CSN’s non-operational results ascertained in the financial years succeeding the year 2000, originated from facts occurred after the execution of this Deed, known by CSN on this same date but not accounted for; (ii) of the amounts resulting from the unreasonable alteration of the accounting practices traditionally adopted by CSN; (iii) the unreasonable institution of provisions in CSN results, not directly linked to CSN operation, without any technical motives acceptable by the First Subscriber; and (iv) of the result of the sum of the proceeds of the investments appraised by the net value in assets of the electrical industry owned by CSN and/or its associated or controlled companies, of dividends and interests on the own capital received from such assets and the balance between the interests calculated on an annual basis on the CSN debt estimated at R$1,956,400,000.00 (one billion nine hundred and fifty-six million reais) and the interests actually paid by CSN.

Year	Value
2001	R$412,000,000.00 (four hundred and twelve million reais)
2002	R$674,000,000.00 (six hundred and seventy-four million reais)
2003	R$690,000,000.00 (six hundred and ninety million reais)
2004	R$709,000,000.00 (seven hundred and nine million reais)
2005	R$734,000,000.00 (seven hundred and thirty-four million reais)
2006	R$764,000,000.00 (seven hundred and sixty-four million reais)
2007	R$768,000,000.00 (seven hundred and sixty-eight million reais)
2008	R$771,000,000.00 (seven hundred and seventy-one million reais)
2009	R$773,000,000.00 (seven hundred and seventy-three million reais)
2010	R$773,000,000.00 (seven hundred and seventy-three million reais)

All amounts contained in the above table will be updated according to the variation of the IGPM as of the Date of Issuance. The results of the adjustments stipulated in this item (iv) will be assessed by applying the following formula:

Where:

AJ = adjustment of the amount resulting from CSN’s consolidated indebtedness at the time;

EQ = equity adjustment of investments made in assets of the electric industries held by CSN and /or its associated or controlled companies;

JCP = interest on the own capital received by CSN and resulting from such investments;

Divr = dividends received by CSN as a result of such investments;

ApliCF = total CSN’s consolidated financial investments plus cash availability;

DF = CSN’s consolidated financial debt understood as the sum of all debts with loans, credit facilities and installment payments corrected by any index or interest rate;

DFL = CSN’s consolidated financial expenses (including monetary and exchange variations) less consolidated financial gains (including monetary and exchange variations) assessed in the balance sheet used as basis for the calculation of the seventh series premium;

DLT = CSN’s total net Consolidated Financial Debt DF – ApliCF (assessed in the balance sheet for premium of the seventh series premium);

Delta = CSN’s total consolidated financial debt (DF) on December 31st, 2000 less US$1,000,000,000.00 (one billion United States dollars ) exchanged by the exchange rate used for accounting purposes on the same date, being the result updated by the IGPM pro rate temporis from the Date of Issuance to the date of calculation of the Seventh Series Premium;

LVA = accounting profit actually assessed by CSN upon the sale of assets of the electric industry, held by CSN and / or its associated or controlled companies;

VVA = sum of all amounts with the sale of assets of the electric industry, held by CSN and/or its associated or controlled companies, liquidated after December 31st, 2000 until the actual settlement of all seventh series debentures corrected by the sale value, by the IGMP, pro rata temporis as of the date of the financial settlement of the sale of each of such assets until the date of the calculation of the Seventh Series Premium.

Remark *: Except for Delta and VVA, all other factors (EQ, JCP, Divr, ApliCF, DF, DFL, DLT and LVA) are the ones found in CSN’s consolidated financial statements in the base period used for calculation of the Seventh Series premium.

10.6.1. – The Seventh Series Premium, when due, will be paid on June 15th annually as of June 15th, 2000, inclusive, until the seventh series debentures are overdue and on the due date or date of its early redemption.

10.6.2. – The calculation of the Seventh Series Premium will be based on the net profits of the financial year preceding that of the payment. The Seventh Series Premiums due on June 15th, 2002 will be calculated pro rate temporis, based on the net profits of the financial year 2001. The Seventh Series Premium due on the seventh series Debentures’ maturity will be calculated pro rata temporis based on the accrued profits of the last ITR published annually.

10.6.3. – To calculate the Seventh Series Premium the negative calculations basis occasionally assessed as of the year 2003 inclusive will be setoff as of 2004, inclusive, corrected by the IGPM calculated pro rata temporis and added to the calculation basis of the year in which the Seventh Series Premium is calculated.

10.6.4. – The percentage participation in the result foreseen in the formula mentioned in this Clause 10.6 will be 50% (fifty per cent), reduced to 30% (thirty per cent) in the event of the increase of CSN’s nominal steel production capacity, considering the companies integrating the same economic groups, by at least five (5) million tons.

XI
COLLATERAL SECURITY

11.1 To guarantee the performance of all obligations stated in this Deed of Issuance , and up to completion of performance by the Issuer of the whole of its commitments as stipulated in this Deed of Issuance , the issuer has set up, in compliance with the "Private Deed of Establishment of a Pledge or Stock Pledge issued by Companhia Siderúrgica Nacional and Other Covenants", entered into on this date ("Pledge Agreement"), on behalf of the debenture holders of the Debentures of all the actual or future series represented by the Trustee, the pledge or mortgage ("Pledge") of nominative common shares issued by CSN in an amount corresponding, on this date, to 14.125% (fourteen point one-two-five percent) of all the Shares (any common nominative shares issued by the CSN being referred to merely as "Shares"), and those referred to in paragraphs IV and V of Clause 16.2, IV and V of Clause 16.3 and V of Clause 16.4 hereinafter ("Shares of the Pledge").

The Issuer also undertook, in the Pledge Agreement, to extend the Pledge to all shares issued by CSN that get to become, on whatsoever grounds, the property of Issuer (especially on such shares as, in the terms of the Share Purchase Agreement of CSN Shares, get to be transferred to it on the Date of Completion, against payment of the price of purchase) and all and any splits, mergers or premiums resulting from such shares, on any grounds, and shares resulting from the exercise of subscription premiums, securities convertible into shares and also new shares subscribed for by Issuer in capital increases launched by CSN and occurring after the Date of Issuance, and Shares getting to be acquired by Issuer and by its direct and indirect controlling shareholders, that, for the purposes of this Deed of Issuance and the Pledge Agreement, shall be covered by the concept of Shares of the Pledge.

Except for (i) the Shareholders Agreement (as defined in paragraph III of the above Clause 3.22); (ii) the agreement of the CSN shareholders now in force, dated 23rd April, 1993; and the respective amendments signed up to the date hereof; (iii) the Agreement of Preference (as defined in paragraph III of Clause 3.22 above); (iv) the Pledge; and (v) the pledge previously established to guarantee performance of the obligations stated in the "Agreement for Transfer and Assumption of Debt No. 97.1.410.AD.1", dated 22nd December, 1997 and respective amendments; "Agreement for Transfer and Assumption of Debt No. 97.64.55.4.1", dated 22nd December, 1997 and respective amendments, "Private Deed of First Issuance ofDebentures Not Convertible into Shares in 2 series of Textilia S. A.”dated 3rd September, 1998; and "Private Agreement of Option to Sell Debentures Convertible into Class B Preference Shares issued by Vicunha Nordeste S. A., Indústria Têxtil", dated 18th October, 1999, all being totally or partially applicable on 10,131,846,995 (ten billion, one hundred and thirty-one million, eight hundred and forty-six thousand, nine hundred and ninety-nine) Shares belonging to the Issuer, representing 14.125%) (fourteen point one-two-five per cent) of the total Shares and that, in the terms of the Pledge Agreement, shall be shared with the debenture holders until the payment by the Issuer, of the debit balance of the respective agreements, which is due to occur on the Date of Completion, as stipulated in Clause 14.1 hereinafter, and the Pledge Shares are free and clear of every and any burden or encumbrance, pledge or mortgage, on whatsoever grounds.

11.1.1 The Pledged Shares shall have the same rights, preferences and advantages guaranteed in the by-laws to the remaining Shares, and be assured of a compulsory dividend of not less than 25% (twenty-five per cent) of net profit achieved in the fiscal year, in the terms of article 202 of Law No. 6404/76.

11.1.2 It is hereby agreed on and stipulated that the right of vote of the Pledged Shares shall remain in the hands of the Issuer, except in case of earlier maturity of the Debentures, in which case the decision on certain matters shall be subject to the provisions indicated in the Pledge Agreement.

11.1.3 It is hereby agreed on and accepted that the debenture holder, in subscribing for the Debentures of any series, agrees that (i) the Trustee represented it in the signing of the Pledge Agreement, with all terms, clauses and procedures of execution (seizure by law), and (ii) the Pledge on the Reorganization Shares is released automatically and unconditionally in the terms of the provisions of Clause 9.7 above.

11.2 With due observance of the provisions of Clause 9.7 above, Issuer undertakes to keep under Pledge, until complete performance by Issuer of all its commitments stipulated in this Deed of Issuance , in the BNDES Transfer Agreements and, if any, in the Agreement of Purchase and Sale on Time of Shares of Reorganization , Shares in an amount equivalent to at least 43.7% (forty-three point seven per cent) of all Shares, allowing for consideration in calculation of this minimum limit of the Reorganization Shares not Disposed of, even if not included in Pledge ("Minimum Limit of Shares").

11.2.1 Notwithstanding the Minimum Limit of Shares, Issuer undertakes to extend the Pledge to all shares issued by CSN, which it holds or may hold.

11.3 In case of declaration of earlier maturity referred to in Clause 3.22 above, and without prejudice to the right to execute the guarantee in the terms of Clause XII beneath, even if simultaneously with the legal seizure of the Pledge, it is hereby agreed that legal seizure out of court of the Pledge, stipulated in the Pledge Agreement and, as the case may be, under the above Clause 9.7.5, the sale of the Shares of Reorganization Not Disposed of, must comply with the following procedure:

I. within a maximum of 60 (sixty) days from date of definition of the price of sale of the shares of the Pledge, and, as the case may be, of the Reorganization Shares Not Disposed of, in the terms of paragraphs II, III or IV beneath, BNDESPAR and the Trustee shall effect a public auction, in a single block, of all Shares of the Pledge, and, as the case may be, of the Reorganization Shares not Disposed of, in the São Paulo Stock Exchange, in the best price modality, but observing the minimum price to be set in accordance with the provisions of the following paragraphs II, III and IV for the first and second auctions;

II. for purposes of setting the minimum sale price of the sole block of all the shares of the Pledge and, as the case may be, of the Reorganization Shares Not Disposed of, in the auction referred to in paragraph I above, agreements shall be signed in up to 30 (thirty) days counted from the date of statement by the Trustee of the earlier maturity of the Debentures, with 2 (two) consulting firms or financial institutions of international status that have effected operations for merger or acquisition the total of which in the last 3 (three) years has been US$ 300,000,000,000.00 (three hundred billion US dollars), it being agreed, however, that if it is not possible to identify consulting firms or financial institutions meeting the criteria herein stipulated, agreements shall be signed with 2 (two) financial institutions that are amongst the 5 (five) first ones placed in the latest ranking of mergers and acquisitions released by Thompson Financial (or its successor on any grounds), ("Evaluator"), one indicated by the Issuer and the other indicated by the debenture holders meeting in an assembly convened for that specific purpose from a list sent by the Trustee and whose names have not been rejected by BNDESPAR, within 7 (seven) days counted from the date of receipt by BNDESPAR of the list. The criterion of evaluation of the block of Shares of the Pledge, and, as the case may be, of the Transformation Shares not Disposed of to be used by the Evaluators shall be the discounted cash flow. Each Evaluator must deliver its report of evaluation to the Issuer, the BNDESPAR and the Trustee in up to 90 (ninety) days counted from date of respective contracting, under penalty, with due observance of the provisions of paragraph IV hereinafter, of considering as the minimum price that appearing in a report delivered in due time;

III. In case of application of paragraph IV hereunder, if the difference in value between the two reports is less than 10% (ten per cent), the minimum price shall be the arithmetical average of the two amounts. If the difference between the reports is higher than 10% (ten per cent), checked by dividing the highest figure by the lowest one, there shall be chosen by the Issuer from a list of 3 (three) Evaluators indicated, in a period of up to 5 (five) days counted from the date of delivery of the reports referred to in paragraph II above, by debenture holders meeting in an assembly especially convened for the purpose, whose names have not been rejected by BNDESPAR, from the list, a third Evaluator, it being agreed, however, that the Evaluator thus selected shall define within a period of 90 (ninety) days the minimum auction price used, using for the purpose the same criterion of evaluation of the two Evaluators, with observance of the provisions of paragraph IV beneath, the minimum auction price shall be the arithmetical average of the 3 (three) reports. If the Issuer does not select the third Evaluator in 5 (five) days counted from the date of presentation of the triple list, the report of the Evaluator indicated by the debenture holders and not rejected by BNDESPAR in the terms of the above paragraph II shall be used to define the minimum auction price, with due observance of the provisions of paragraph IV hereunder.

IV. regardless of the provisions of the above paragraphs II and III, if the minimum final price of evaluation per Share, of the Shares of the Pledge and, as the case may be, of the Reorganization Shares Not Disposed of, is lower than that resulting from the value of the Guaranteed Debt (meaning the result of the addition of the amounts referred to in item (b) and its sub-items ((i) to (v) in paragraph VI beneath), divided by the number of Shares of the Pledge, the minimum price per Share of the auction shall be the amount of the Guaranteed Debt divided by the number of Shares of the Pledge.

V. The expenses of the process of evaluation referred to in paragraphs II and III above shall be defrayed and, as the case may be, advanced by Issuer, and in case of non-performance by the debenture holders and deducted from the price determined in the auction, in accordance with the provisions of paragraphs VI or XI beneath.

VI. after the auction has been held, (a) the proceeds obtained from the sale of the Reorganization Shares Not Disposed of shall be delivered to BNDESPAR, with due observance of the provisions of paragraph VIII beneath; and (b) the proceeds obtained from the sale of the Pledge Shares shall be applied by the Trustee, with due observance of the provisions of paragraph VIII hereinafter, in simultaneous settlement (i) of the debit balance of the Nominal Value of the Debentures of all the series, plus the Remuneration applicable to each series - including the Interest Due and Capitalized of the Fifth series (as defined in Clause 8.4.2 above), the Interest Due and Capitalized of the Sixth Series (as defined in Clause 9.4.2 above), and the Interest Due and Capitalized of the Seventh Series (as defined in Clause 10.4.2 above) and, in the case of the Debentures of the sixth and seventh series, of the Premiums - and the arrears charges referred to in the above Clause 3.17 ("Debit Balance of BNDES Transfer Agreements");(ii) of the debit balance of the capital of the Transfer Agreements of BNDES,; (iii) if any, of the debit balance of the capital of the Agreement for Time Purchase and Sale of the Reorganization Shares, plus all interest and compensation and the arrears charges therein stipulated ("Debit Balance of Time Purchase and Sale of Reorganization Shares, (iv) all expenses, costs, dues and fees incurred for the performance of the public auction(s) and for the release of the Pledge referred to in paragraph V above and possible taxes resulting from the sale of the Pledge Shares of the responsibility of Issuer ("Expenses of Sale of the Pledge Shares"), and (v) any other amounts due by the Issuer in the terms of this Deed of Issuance , of the Transfer Agreements of BNDES and, if any, of the Agreement for Time Purchase and Sale of the Reorganization Shares, with a possible balance, after coverage of all the above-mentioned obligations, to be delivered to the Issuer within up to 3 (three) work days, it being agreed, however, that, in case in the third auction referred to in paragraph X beneath, the proceeds obtained from the sale of the Pledge Shares and, as the case may be, of the Reorganization Shares Not Disposed of is not sufficient to settle in full and simultaneously all obligations of the Issue, referred to in this item, the Trustee must observe the order of preference referred to in paragraph XI hereunder;

VII. all dividends, interest on self-owned capital and other distributions of profit paid to Issuer as a result of the ownership of the Pledge Shares between the date of declaration of earlier maturity and date of liquidation of the price of sale of the Shares of the Pledge shall be used for reduction of the Guaranteed Debt, with observance of the order of precedence referred to in paragraph XI beneath;

VIII. BNDESPAR, as the case may be, and the Trustee hereby appoint the liquidation institution of São Paulo Stock Exchange, on an irrevocable and irretractable basis, their lawful attorney-in-fact, to transfer, within a period of up to 3 (three) working days counted from the date of performance of the auction, directly to the debenture-holders and BNDESPAR the portion of the proceeds obtained from the sale of the Shares of the Pledge, and, as the case may be, of the Reorganization Shares Not Disposed of, to which they are entitled, with due consideration for the provisions of paragraphs VI above and XI beneath;

IX. If (a) the auction referred to in paragraph I above is held and the Shares of the Pledge or, as the case may be, the Reorganization Shares Not Disposed of are not bought up, or (b) if the auction is not held in the time period stipulated, it is hereby agreed on and accepted that BNDESPAR and the Trustee (or, in the events indicated in (b) above, only the Trustee, contracting a financial institution of international reputation that has been approved by the debenture-holders meeting in a meeting convened for the purpose), must launch a second auction of Pledge Shares, in the modality of best price, the minimum price per share being the Guaranteed Debt, plus Expenses of Sale of the Pledge Shares of the second auction, divided by the number of Pledge Shares, to be held within a maximum period of 180 (one hundred and eighty) days counted from the date of holding the first auction (or from the end of the period for its performance), and the funds thus raised shall be applied in compliance with the provisions of paragraph VI above;

X. If (a) the auction referred to in paragraph IX above is held and the Pledge Shares are not bought up, or (b) if the auction is not held within the time period stipulated, it is hereby agreed and accepted that Unibanco - União de Bancos Brasileiros S. A., Banco BBA Creditanstalt S. A., BNDESPAR and the Trustee must jointly launch a third auction of Pledge Shares, in the modality of best price, without a minimum price being indicated, to be held within a maximum of 90 (ninety) days counted from the date of holding of the second auction (or the end of the time period for holding it), plus the time period passed in the performance of all rules and the obtaining of all authorizations required for holding the auction and the funds thus obtained shall be applied in compliance with the provisions of paragraph VI above or XI beneath.

XI. if proceeds obtained from the sale of the Pledge Shares and, as the case may be, the Reorganization Shares Not Disposed of, is not sufficient to simultaneously settle all amounts referred to in paragraph VI above, the amount obtained from the performance of the third auction shall be utilized in the payment of the amounts indicated beneath, in the following order: (1) Expenses from Sale of Shares of the Pledge in the three auctions; (2) sale price of Reorganization Shares Not Disposed of, meaning the price per Share attained in the auction, multiplied by the number of Reorganization Shares Not Disposed of; (3) the interest Due and Capitalized of the Fifth Series (as defined in Clause 0.4.2 above); interest due and Capitalized of the Sixth series (as defined in Clause 10.4.2 above; (4) interest and charges, even those for arrears, simultaneously on the Debit Balance of the Debentures, on the Debit Balance of the Time Purchase and Sale Agreement of the BNDES Transfer Agreement and, as the case may be, of the Debit Balance on the Time Purchase and Sale Agreement of the Reorganization Shares; (5) payment of the capital simultaneously of the Debit Balance of the Debentures, of the Debt Balance on the BNDES Transfer Agreements and, if any, of the Debit Balance on the Time Purchase and Sale Agreement of the Reorganization Shares; (6) any other amounts due by the Issuer under the terms of this Deed of Issuance , of the BNDES Transfer Agreements and, if any, of the Reorganization Share Time Purchase and Sale Agreement. If the amount obtained from the auction is not sufficient for payment of the amounts indicated in items (1), (2), (3), (4), (5) and (6) above, the amounts are to be allocated in the direct order of the priorities established above, calculated pro rata, as the case may be, in such a manner that, once the amounts referring to one of the items have been settled, the funds are allocated for the next item on the list. The difference shall be the joint responsibility of the Issuer and the Guarantors;

XII. In case (a) the auction referred to in paragraph X above is held, without taking up of the Pledged Shares and, as the case may be of the Reorganization Shares, or, if they are taken up, the proceeds obtained from the sale of the Shares in the Auction and, as the case may be, of the Reorganization Shares Not Disposed of, is not sufficient to settle the amounts due by the Issuers in the terms of paragraph XI above; or (b) the auction is not held in the period stipulated therein, it is hereby agreed and accepted that the Issuer and the Guarantors shall remain jointly responsible for the settlement of those payments, without detriment to the right of the debenture holders to (i) proceed with the disposal of the Pledged Shares and, as the case may be, of the Reorganization Shares Not Disposed of, in the way they deem best; and/or (ii) promote the legal seizure of the Pledge of Shares of Vicunha Steel, the Auction of Shares of Vicunha Aços, and/or the Auction of Shares of the Issuer, applying the funds thus received in compliance with paragraph XI above.

11.3.1 Issuer hereby undertakes to perform all necessary actions and to cooperate with BNDESPAR and the Trustee and, in the case of paragraph X of Clause 11.3 above, also with Unibanco and BBA, in all matters getting to be necessary for compliance with the procedures herein stipulated, including those concerned with meeting the requirements of law and the regulations necessary for the holding of the auction(s).

XII
THE GUARANTEE

12.1 By this Deed of Issuance , Vicunha Steel, Vicunha Aços and Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner (with the express consent and agreement of her husband, Mauro Roberto Black Taschner), Mr. Jacyr Pasternak (with the express consent and agreement of his wife Kiyoko Itikawa Pasternak), Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch (with the express consent and agreement of his wife Carolina Justus Cury Steinbruch), Mr. Ricardo Steinbruch (with the express consent and agreement of his wife Susana Leiner Steinbruch), Mrs. Elisabeth Steinbruch Schwarz (with the express consent and agreement of her husband Sérgio Schwarz), Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch, Mr. Léo Steinbruch (with the express consent and agreement of his wife Mariana Cesarino Steinbruch), Mr. Jacks Rabinovich (with the express consent and agreement of his wife Denise Maria Espinola Rabinovich, identified herein before, hereby undertake as guarantors and main payers jointly with one another and with the Issuers, expressly waiving hereby the benefits of order, rights and powers of exoneration of any kind stipulated in articles 954, sole paragraph, 1,006, 1,485, 1,491, 1,493,1,498, 1,499, 1,500,1,502, 1,503 and 1,504 of the Civil Code, in articles 261 and 262 of the Brazilian Commercial Code and in articles 77 and 595 of the Civil Suits Code, for payment in full of the Nominal Value of the Debentures of all the series, plus the Remuneration applicable to each series (and, in the case of the debentures of the sixth and seventh series, of the Premiums), and, as the case may be, of the charges for arrears referred to in Clause 3.17 above, and for all and any amounts, main or accessory, due by Issuer under the terms of this Deed of Issuance (including the Expenses for Sale of the of the Pledge Shares), of the BNDES Transfer Agreements and, as the case may be, of the Reorganization Share Time Purchase and Sale Agreement ("Bond")

12.2 It is the duty of the Trustee to apply for the execution of the Bond, in compliance with the task assigned to it, in case of observation of any event of insufficiency of payment of all and any amounts, main or accessory, due by Issuer under the terms of this Deed of Issuance .

12.3 The Bond mentioned herein is provided by the Guarantors on a irrevocable and irreversible basis, and shall remain in force until completion of performance by Issuer of all obligations stipulated in this Deed of Issuance (including the Expenses of Sale of the Pledge Shares), on the BNDES Transfer Agreements and, as the case ma be, on the Reorganization Share Time Purchase and Sale Agreement.

12.4 It is hereby agreed and accepted that non-compliance by the Trustee with the time periods indicated in this Clause XII shall not entail, in any circumstances, the forfeiting of any right or entitlement herein stipulated.

XIII
GUARANTEE OF PERFORMANCE OF THE OBLIGATIONS OF THE
REMAINING GUARANTORS OF VICUNHA STEEL,
VICUNHA AÇOS AND ISSUER

13.1 To guarantee performance of all obligations of any of the Guarantors and the Issuer as stipulated in this Deed of Issuance , and until completion of performance by Issuer of the whole of its obligations indicated in this Deed of Issuance , Mrs. Clotilde Rabinovich Pasternak, Mrs. Dorothéa Steinbruch, Mr. Eliezer Steinbruch, Mr. Jacks Rabinovich, Mr. Benjamin Steinbruch and Mr. Ricardo Steinbruch, identified herein before, shareholders of Vicunha Steel, establish, as they have in fact established, in the terms of the "Private Deed for Pledge of the Shares Issued by Vicunha Steel S. A., and other Covenants", signed on this date ("Agreement Pledging the Shares of Vicunha Steel"), the pledge or pledge of all nominative shares issued by Vicunha Steel belonging to the 4 (four) board members of Vicunha Steel ("Stock Pledge of Vicunha Steel"). Each one of those Guarantors furthermore undertakes to extend the Pledge of the Shares of Vicunha Steel to all shares issued by Vicunha Steel that come, on whatsoever grounds, to belong to them and all and any splits, mergers or premiums resulting from those shares, for any reason.

13.2 To guarantee meeting of all obligations of Vicunha Steel and of Issuer stipulated in this Deed of Issuance, until completion of performance by Issuer of the whole of its obligations as indicated in this Deed of Issuance , Vicunha Steel establishes, as it has indeed established, in the terms of the "Private Deed for Establishment of a Pledge or Stock Pledge Issued by Vicunha Aços S. A, and Other Covenants", signed on this date ("Agreement Pledging the Shares of Vicunha Aços"),the pledge or pledge of nominative shares issued by Vicunha Aços and belonging to Vicunha Steel, which, as of current date, comprise 50,2% (fifty point two per cent) of the common shares and 50.2% (fifty point two per cent) of the preference shares ("Pledge of the Shares of Vicunha Aços"). Vicunha Steel furthermore undertakes to extend the Pledge of the Shares of Vicunha Aços to such shares issued by Vicunha Aços as may, on whatsoever grounds, become the property of Vicunha Steel, and all and any splits, mergers or premiums resulting from such shares for any reasons, so that the Pledge of the Shares of Vicunha Aços shall always be applicable on 50.2% (fifty point two per cent) of the common shares and 50.2% (fifty point two per cent) of the preference shares issued by Vicunha Aços.

13.3 To guarantee performance of all obligations of Vicunha Aços and Issuer stipulated in this Deed of Issuance , and up to completion of performance by Issuer of the whole of its obligations as indicated in this Deed of Issuance , of the whole of its obligations indicated in this Deed of Issuance, Vicunha Aços establishes, as it has in fact established, in the terms of the "Private Deed of Establishment of Pledge or Stock Pledge issued by Vicunha Siderurgia S. A., and Other Agreements", signed on this date ("Agreement Pledging Shares of Issuer"), the pledge or pledge of all nominative shares issued by Issuer belonging to Vicunha Aços, which, as of current date, correspond to 100% (one hundred per cent) of all shares issued by Issuer, excluding 6 (six) nominative common shares issued by Issuer, belonging to 6 (six) Board Members of the Issuer ("Stock Pledge of Issuer"). Vicunha Aços furthermore undertakes to extend the Stock Pledge of the Issuer that come, for any reason, to belong to Vicunha Aços and all other splits, mergers, premiums resulting from such shares, on any grounds.

13.4 The Stock Pledge of Vicunha Steel, the Stock Pledge of Vicunha Aços and/or the Stock Pledge of the issuer may only be withheld after performance of the procedures stipulated in Clause 4 of CSN Shares Pledge Agreement.

13.5 It is hereby agreed on and accepted that the debenture holders, in subscribing for the Debentures of any series, agree that the Trustee represented them on the signing of the Pledge Agreement of the Shares of Vicunha Steel; of the Pledge Agreement of the Shares of Vicunha Aços and the Pledge Agreement of theShares of the Issuer, with all its terms, clauses and procedures of Pledge excussio .

XIV
Use of Funds

14.1 The net resources obtained by Issuer with the distribution of the Debentures shall be applied (i) for the acquisition by Issuer of 12,832,702,997 (twelve billion, eight hundred and thirty-two million, seven hundred and two thousand, nine hundred and ninety-seven) Shares belonging to Bradespar and 9.932,540,996 (nine billion, nine hundred and thirty-two million, five hundred and forty thousand, nine hundred and ninety-six) Shares belonging to Previ under the terms of the Agreement for Purchase and Sale of Shares of CSN, the remaining balance, up to a limit of R$ 23,750,000.00 (twenty-three million, seven hundred and fifty thousand reais) to be used for the acquisition of shares issued by CSN on the stock exchange or through private negotiations, at the maximum price observed for the average quotation, weighted by quantity, of the five (5) last auctions preceding the date of acquisition.

XV Extraordinary Resources Arising from Dividends or Interest on Self-Owned CSN Capital

15.1 In case dividends or interest on self-owned capital distributed by CSN to Issuer were higher than the installments for amortization of capital, of interest, and, in the case of the Debentures of the sixth and seventh series, of the Premiums, of this Deed of Issuance , of the BNDES Transfer Agreements and, as the case may be, of the Agreement for Time Purchase and Sale of the Reorganization Shares, the remaining balance, subject to discount of possible taxes due on its receipt ("Extraordinary Resources"), shall be used by Issuers solely and exclusively for the purposes indicated beneath, in the following sequence:

I. payment by Issuer of the following amounts:

(a) costs, expenses and charges incurred by Issuers only from the Date of Complete Performance, provided they are attested and connected with the issuance and placement of the Debentures, limited to up to R$1,000,000.00 (one million reais) per year, annually indexed by the variance of the IGPM, including: (i) maintenance of the records of the Issuer as an open company, (ii) registry of distribution of the Debentures in the CVM; (iii) registry of possible amendments to this Deed of Issuance ; (iv) maintenance of the Pledge, the Stock Pledge of the Issuer, of the Stock Pledge of Vicunha Aços and the Stock Pledge of Vicunha Steel, including possible amendments to the respective agreements and their registration with the respective documents registry; (v) obtaining and maintenance of registry of the Debentures with the CETIP; (vi) publication connected with the Debentures called for by law and/or by this Deed of Issuance ; (vii) remuneration and expenses of the Trustee; (viii) remuneration and expenses incurred by the bank in control of and recording the Debentures; (ix) remuneration and expenses incurred in the annual revision of this issue of Debentures by two credit rating agencies operating in this Country and of international reputation ("Expenses"), it being agreed, however, that any amounts exceeding the limit herein established shall be the sole and exclusive responsibility of Issuer, and with Vicunha Aços providing Issuer with the funds required for that purpose by an increase of capital in the Issuer for payment in cash and at once; and/or

(b) payment of taxes due by Issuer, facts generating which have occurred from this date, provided they are connected with (i) the meeting, by Issuer, and by the Issuer alone, of its obligations as stipulated in the Deed of Issuance , in the BNDES Transfer Agreements and, as the case may be, in the Reorganization Share Time Purchase and Sale Agreement; or (ii) with the ownership of the Shares, provided that, in any case, payment shall be legal provision, be the responsibility of Issuer.

II. amortization or, if possible, liquidation of the Interest Due and Capitalized of the Fifth Series (as defined in Clause 9.4.2 above); of the Interest Due and Capitalized of the Sixth Series; and of the Interest Due and Capitalized of the Seventh Series (as defined in Clause 10.4.2 above; and

III. alternatively and at the discretion of the Issuer;

(a) amortization and, if possible, clearing of all amounts due under the terms of this Deed of Issuance (including the Premiums), of the BNDES Transfer Agreements and, as the case may be, of the Reorganization Share Time Purchase and Sale Agreement; and/or

(b) acquisition, up to the date of the first Reorganization , of Shares up to the equivalent of 4.2% (four point two per cent) of all the Shares, and, provided the Shares thus acquired are subject to the Pledge, coming to incorporate the Shares of the Pledge; (i) on stock exchanges; or (ii) within a period of up to 60 (sixty) months counted from Date of Issuance, on stock exchanges or by private acquisition of up to 50% (fifty percent) of the Shares resulting from the liquidation of the operations of purchase on time of ownership of any of the Guarantors, such acquisition in stock exchanges or privately to be paid for in cash and at a price equivalent to the average of the quotations, weighted by the quantity, of the last 20 (twenty) auctions preceding the date of acquisition by the Issuer; or

(c) acquisition, after the date of the first Reorganization , of Shares or Reorganization Shares that, when added to the Shares acquired in compliance with the terms of line (b) above, do not exceed 4.2% (four point two per cent) of the Shares. Without detriment to the limit of 4.2% of the Shares mentioned above, Issuer may not utilize Extraordinary Resource to acquire Reorganization Shares in numbers exceeding what is necessary for the re-establishment of the Minimum Limit of Shares. The Shares and the Reorganization Shares acquired under the terms of this section must obligatorily be incorporated into the Pledge. The acquisitions of Shares stipulated in this section may be effected only in (i) stock exchanges); (ii) in the public auctions referred to in item I of Clause 9.7.6 above; (iii) by means of the exercise of the Option; or (iv) within a period of up to 60(sixty) months counted from the Date of Issuance; on a stock exchange or by private acquisition of up to 50% (fifty per cent) of the Shares resulting from the liquidation of the time purchase and sale operations for ownership of any of the Guarantors, and such acquisition on a stock exchange or privately and must be paid for in cash and for a price equivalent to the average of the quotations, weighted by quantity, for the last 20 (twenty) auctions preceding the date of acquisition by the Issuer.

15.1.1 For the sole and exclusive purpose of effecting payment of the Expenses, regardless of the provisions in item I above, and provided the Issuer is current on payment of its obligations as stipulated in the heading of Clause 15.1 and in its paragraph I, Issuer may maintain available in its cash fund (or invested in fixed income financial applications, not levered), an amount equivalent to up to R$500.000,00 (five hundred thousand reais), annually indexed by the variance of the IGPM; resulting from Extraordinary Resources, provided there are Expenses incurred or to be incurred by Issuer in a half-year period justifying the maintenance of such an availability. At the end of each half-year period, Issuer must account to the Trustee for the Expenses paid during that period. The provisions of this Clause do not restrict the right of Issuer to decide on the distribution of Extraordinary Resources required to cover the payments referred to in Clause 15.1 above, with due observance of the limits applicable to the Expenses.

15.1.2 Despite the provisions of this Clause XV, the non-receipt by Issuer of Extraordinary Resources of an amount insufficient for payment by Issuer of the Expenses, does not exempt Vicunha Aços from providing Issuer with sufficient funds for payment of the Expenses.

15.2 Issuer shall report to the Trustee on any publications effected by CSN or any information available to the Issuer regarding the deciding on, declaring and distributing Extraordinary Resources, reporting the amount to be paid and the date of payment, within a period of up to 2 (two) working days from date of the respective publication or from the date on which Issuer took cognizance thereof, and must, at the same time, as the case may be, send a copy of the document received.

15.3 Issuer shall send Trustee an authenticated copy of all documents, including vouchers of deposits, referring to the receipt of Extraordinary Resources, within a period of up to 2 (two) working days from date of receipt thereof.

15.4 In a period of up to 10 (ten) days counting from the date of any payment by Issuer of any of the amounts referred to in Clause 15.1 above, Issuer shall send Trustee a detailed report indicating: (i) the nature of the payments effected; (ii) their dates of disbursement; and (iii) the respective beneficiaries, together with an authenticated copy of the respective vouchers and receipts of payment.

15.5 Notwithstanding the provisions of Clauses 15.2, 15.3 and 15.4, above, if the Trustee should become aware of the distribution of the Extraordinary Resources, it may request Issuer for the documents, vouchers and information required to check the compliance by the Issuer with its obligations as stipulated in this Clause XV.

XVI
Issuer’s, VICUNHA STEEL’s, VICUNHA AÇOS
AND OTHER GUARANTORS’ ADDITIONAL OBLIGATIONS

16.1 The Issuer is further required:

I. to provide the Trustee with:

(a) a copy of the financial statements concerning each fiscal year and a statement of compliance with all its obligations under this Deed of Issuance and the Pledge Agreement, up to (120) one hundred days from the end of the relative fiscal year.

(b) a copy of the financial statements concerning each intermediate half year of each fiscal year and a statement of compliance with all its obligations under this Deed of Issuance and the Pledge Agreement, up to (45) forty-five days from the end of the relative half year.

(c) the information provided for in Instruction CVM No. 202, of December 6, 1993, with the same periodicity such information is sent to CVM;

(d) information with respect to noncompliance, by the Issuer, whether of pecuniary nature or not, of any clauses, terms and conditions set forth in this Deed of Issuance, in the Pledge Agreement, in the BNDES Transfer Agreements, in the Time Purchase and Sale Agreement of the Reorganization Shares, within (5) five Business days counting from the date of noncompliance;

(e) any available information concerning the issuance of Debentures and that may be reasonably requested in the period of (5) Business days counting from the said request;

(f) in the period of (5) five Business days from the date of preparation or publication (whichever is greater), (i) with respect to the Issuer, notices to debenture holders, material facts and all the minutes of shareholders’ meetings, Board of Directors’ meetings and Executive Board meetings and (ii) with respect to CSN, material facts and shareholders’ meetings minutes that directly or materially affect the Issuer’s financial capacity to settle its obligations in the terms set forth in this Deed of Issuance or in the Debentures;

(g) in the occurrence of the provision set forth in item XVI of Clause 3.22 above, it shall prove (i) in the maximum period of (20) twenty days, counting from the date of effect of any applications set forth in sub-item (b) of item XVI of Clause 3.22 above, that the proceeds (net of incurring taxes and contributions) resulting from the sale of the Casa da Pedra Iron Ore Manifest Mine (or from assets acquired with resources (net of incurring taxes and contributions) resulting from the disposal of the Casa da Pedra Iron Ore Manifest Mine, or also from the assets acquired later in the terms of such item XVI) were applied in accordance with sub-item (b) of item XVI of Clause 3.22 above; and (ii) quarterly (and whenever the Trustee so requests), that the resources (net of incurring taxes and contributions) not applied yet in accordance with the provision set forth in item XVI of Clause 3.22 above remain available at CSN cash (or in non leveraged fixed-income financial applications);

(h) all other documents and information that the Issuer, in the terms and conditions provided for in this Deed of Issuance and in the Pledge Agreement, has undertaken to sent to the Trustee;

II. to submit, in the form of law, its accounts and balance sheets for review by an independent audit company registered with CVM;

III. to submit this issuance of Debenture and its annual review for evaluation by, at least, two rating agencies operating in the Country and enjoying worldwide reputation;

IV. to perform and keep updated the registry as a publicly-held corporation with CVM, and provide its shareholders and debenture holders with the financial statements set forth in article 176 of Act No. 6.404/76, as well as to observe the provisions set forth in Instruction CVM No. 207, of February 1, 1994;

V. to reimburse the Trustee, upon its request, for those expenses previously approved by the Issuer and duly substantiated by the Trustee, in the terms set forth in Clause 17.2.6 below:

VI. to organize and keep in operation a Debenture holder service department, with the aim to ensuring an efficient treatment to Debenture holders, or to engage an authorized financial institution to render this service;

VII. not to dispose of, assign, transfer, give as a loan for use, lend, lease, grant to the capital, institute trust or usufruct, generate any encumbrance, lien or security interest in addition to the Pledge or dispose, in any way, total or partial, directly or indirectly, free of charge or not, the Shares it may hold, or any rights inherent to them, even if they haven’t been included in the Pledge, as required in this Deed of Issuance, from the Date of Issuance, (a) except if (i) the participation of the Issuer in CSN capital stock exceeds (50.2%) fifty point two per cent and (ii) the Issuer and the Guarantors are in good stand with all their obligations, as set forth in this Deed of Issuance, in which case the Issuer may perform any of those actions with regard to solely and exclusively the Shares that exceed the limit herein defined; or (b) except for the Reorganization Shares, in the terms set forth in Clause 9.7 above;

VIII. to hold, until the full accomplishment, by the Issuer, of all its obligations set forth in this Deed of Issuance, the Shares of the Pledge, added, if applicable, to the Reorganization Shares Not Disposed of, whenever they are equal or higher than the Minimum Limit of the Shares;

IX. to hold the shares issued by CSN of its ownership or to which it may become an owner in the Pledge;

X. to keep the relationship between the Issuer’s total debt (namely, the sum of Issuer’s short-term liability and long-term liability) and the Pledge (a) on the Date of Issuance, in, at most, (R$ 1,976,020,000.00) one billion, nine hundred and seventy-six and million and twenty reais) for (46%) forty-six per cent) of all Shares; and (b) on each date in which the Issuer incur in any debt allowed in the terms of this Deed of Issuance, in, at most, (R$ 1,682,560,000.00) one billion, six hundred and eighty-two million, five hundred and sixty thousand reais (adjusted, on an annual basis, by the IGPM (Material General Price Index) for (46%) forty-six per cent of all Shares;

XI. to apply the proceeds resulting from the receipt of Extraordinary Resources, solely and exclusively in compliance with the terms set forth in Clause 15.1 above.

XII. no to perform activities other than to take part in CSN’s capital stock;

XIII. not to take out any loan, debt or obligation in added-value equal or higher than (R$ 200,000.00) two hundred thousand reais, adjusted, on an annual basis, by IGPM (Market General Price Index), whatever the reason it is, except for (a) this Deed of Issuance, the BNDES’ Transfer Agreements and the Time Purchase and Sale Agreement of the Reorganization Shares; and (b) the Expenses (as defined in sub-item (a) of item I of Clause 15.1 above), in amount equal to or lower than R$ (1,000,000.00) one million reais, adjusted, on an annual basis, by IGPM, when the Issuer has Extraordinary Resources for its payment, in compliance with, in any case, the provision set forth in item X above;

XIV. to exercise its control over CSN, in such a way to cause (a) CSN to pay, on an annual basis, to shareholders, dividends or interest on own capital, in cash, in an amount equivalent to, at least, (25%) twenty per cent of the adjusted net profit; and (b) CSN does not distribute dividends, interest on own capital or any other profit share other than cash.

XV. not (a) to execute, or permit the execution of, agreements, accords or instruments, including shareholders’ agreements; and/or (b) to renew, or permit the renewal of agreements, accords or instruments, including shareholders’ agreements, (i) the terms of which are, in any way opposed to, or inconsistent to the terms and conditions of this Deed of Issuance, of the Preferential Agreement or of the Shareholders’ Agreement; and/or (ii) that include clauses that may, in any way, affect the foreclosure of the Pledge (e.g. Preferential right clauses, drag along clauses – the right to enforce the sale – and tag along clauses – joint sale right – on part or all Pledge Shares);

XVI. not to pay dividends, except the ones obligatory by law, or any other statutory profit shares, including interest on own capital.

16.2 Vicunha is further required:

I. to provide the Trustee with:

(a) a copy of the financial statements concerning each fiscal year and a statement of compliance with all its obligations under this Deed of Issuance and the Pledge Agreement of the Issuer’s shares, up to (120) one hundred days from the end of the relative fiscal year.

(b) a copy of the financial statements concerning each intermediate half year of each fiscal year and a statement of compliance with all its obligations under this Deed of Issuance and the Pledge Agreement of the Issuer’s shares, up to (45) forty-five days from the end of the relative half year.

(c) information on any noncompliance, by Vicunha Aços or by the Issuer, whether of pecuniary nature or not, of any clauses, terms and conditions of this Deed of Issuance, of the Pledge Control, of the Pledge Agreement of the Issuer’s Shares, of the Vicunha Steel’s Shares Pledge Agreement, of the BNDES’ Transfer Agreements or, if any, of the Time Purchase and Sale Agreement of the Reorganization Shares, in the period up to (5) Business days counting from the date of compliance;

(d) any available information relative to the issuance of Debentures and that may be reasonable requested within (5) five Business days counting from the said request;

(e) notices to the Debenture holders, material facts an all shareholders’ meetings minutes, on the same of their publication or, in case they are not published, in the period of (3) three Business days counting from the date on which they occur; and

(f) all other documents and information Vicunha Aços, in the terms and conditions provided for in this Deed of Issuance and in the Pledge Agreement of the Issuer’s Shares, has undertaken to send to the Trustee;

II. to be and to remain, until the full accomplishment, by the Issuer, of any obligations provided for in this Deed of Issuance, in the Pledge Agreement, in the Pledge Agreement of the Issuer’s Shares, in the Vicunha Aços’ Shares Pledge Agreement, in the Vicunha Steel’s Shares Pledge Agreement, in the BNDES’ Transfer Agreements and, if any, in the Time Purchase and Sale

XVII
TRUSTEE

17.1 The Issuer appoints and designates as trustee for the issue considered by this Deed of Issuance , qualified in the introduction of this Deed of Issuance, who executes in its capacity of Trustee and intervening party and hereby accepts the appointment, in this deed and in legal form, to represent the group of debenture holders before the Issuer, in compliance with the law and of this Deed of Issuance and Pledge, stating:

I. under the penalties of the law, having no legal impediment, pursuant to paragraph 3rd of section 66 of Act No. 6.404/76, to perform the function conferred upon him;

II. he accepts the function conferred upon him, fully undertaking the obligations and duties set forth in specific legislation and in this Deed of Issuance.

III. he fully accepts this Deed of Issuance , the Pledge Agreement, the Pledge Agreement of the capital stock of the Issuer, the Pledge Agreement of the capital stock of Vicunha Aços, the Pledge Agreement of the capital stock of Vicunha Steel and all its covenants and conditions; and

IV. he is not subject to any of the situations of conflict of interest set forth in section 10 of the CVM - Comissão de Valores Mobiliários (Securities Commission) Instruction CVM No. .28, dated November 23, 1983; and

V. the Pledge, the Pledge of capital stock of Issuer, the Pledge of capital stock of Vicunha Aços, the Pledge of capital stock of Vicunha Steel and the Guarantee are in effect and enforceable according to the terms and conditions of this Deed of Issuance , of the Pledge Agreement, of the Pledge Agreement of the capital stock of the Issuer, of the Pledge Agreement of the capital stock of Vicunha Aços and of the Pledge Agreement of the capital stock of Vicunha Steel.

17.1.1.0 The Trustee will perform its duties from the date of execution of this Deed of Issuance or contingent amendment and must stay in its functions until its effective substitution and/or maturity of the Debentures.

17.2 A remuneration will be due to the Trustee, as fees for the performance of its obligations and duties, pursuant to the legislation, this Deed of Issuance , the Pledge Agreement, the Pledge Agreement of the capital stock of the Issuer, the Pledge Agreement of the capital Stock of Vicunha Aços and the Pledge Agreement of the capital stock of Vicunha Steel, due in annual portions of R$ 8.000,00 (eight thousand Reais) each, the first one being payable on June 15, 2001 and the others on the same day and month of subsequent years, seeing that the remuneration of the Trustee will be payable even after maturity of the Debentures, in the event the Trustee is still performing collection of defaults not remedied by the Issuer .

17.2.1 The remuneration does not include the fees referred to in Clause 17.2.6 hereunder.

17.2.2 In the event this Deed of Issuance is amended with the inclusion of new obligations for the Trustee, the remuneration will be reviewed by mutual consent of Issuer and Trustee.

17.2.3 In the event of cancellation or redemption of the totality of the outstanding Debentures, the Trustee will be entitled only to the remuneration calculated pro rata temporis for the period of the effective rendering of services and will have to reimburse to Issuer the difference between the annual remuneration received and the one he is entitled to.

17.2.4 The portions of the annual remuneration of the Trustee will be annually readjusted by the IGPM - Índice Geral de Preços e Mercadorias (General Index of Prices and Goods) or, lacking such index, by the index replacing it, from the date of execution of this Deed of Issuance.

17.2.5 The remuneration will be increased by the Imposto Sobre Serviços de Qualquer Natureza - ISS (Service Tax), the Contribuição ao Programa de Integração Social - PIS (Contribution to the Social Integration Program) and the Contribuição para Financiamento da Seguridade Social - COFINS (Contribution for Social Security Financing) and any other taxes which will be levied on the remuneration of the Trustee, except the Imposto Sobre a Renda e Proventos de Qualquer Natureza, (Tax on Income and Revenue of Any Kind) at the rates in force on the dates of each payment.

17.2.6 The Issuer undertakes, provided being requested by the Trustee, to effect payment of the fees incurred by the Trustee, previously approved by the Issuer and duly substantiated by the Trustee, necessary to protect the rights and interests of the debenture holders or to effect their credits, seeing that the Trustee’s credit for expenses incurred to protect rights and interests or to effect credits of the debenture holders which has not been settled, in accordance with this Clause, will be added to the debt of the Issuer and will have the same guarantees as the Debentures, prevailing it on the payment order. The expenses referred to in this Clause will also include the expenses incurred with:

I. publication of reports, notices and notifications set forth in this Deed of Issuance , in the Pledge Agreement, the Pledge Agreement of capital stock of the Issuer, the Pledge Agreement of capital stock of Vicunha Aços, the Pledge Agreement of capital stock of Vicunha Steel, by law and applicable regulations;

II. issuance of certificates;

III. traveling, including reasonable costs incurred with transportation, accommodation and food;

IV. judicial or administrative proceedings filed by the Trustee to secure the interests of the debenture holders; and

V. contingent additional and special or expert surveys which would become essential, in the event of omissions or obscurities in information relating to strict interests of the debenture holders.

17.2.7 In case of default by the Issuer, all fees necessary for legal proceedings, including administrative, incurred by the Trustee to secure the interests of the debenture holders, must be previously approved and prepaid by the Issuer and, in case of default in such payment, previously approved and prepaid by the debenture holders and, in the case of debenture holders, reimbursed by the Issuer, a posteriori, as set forth in paragraph 5 of section 68 of Act No.. 6.404/76. Such fees which must be prepaid by the debenture holders include also the attorney's fees from third parties, judicial deposits, court costs and fees in legal actions filed by the Trustee or originating from lawsuits filed against him in performing its functions representative for the group of debenture holders. Contingent fees, attorney's fees, judicial deposits and court costs incurred in winner's legal costs will be equally borne by the debenture holders, as well as the Trustee's remuneration, in the event of Issuer continues in default in relation to such payment for a period exceeding sixty (60) days, the Trustee may request a previous guarantee from the debenture holders to cover winner's legal costs.

17.2.8 In the event of arrears in payment of any amount due on account of this remuneration, delayed payments will be subject to a fine of two (2%) per cent and interest in arrears of one (1%) per cent per month. -

17.3 In the event of absence, temporary impediment, resignation, intervention, judicial or out of court liquidation, bankruptcy or any other case of vacancy of Trustee, a meeting of the debenture holders for choosing a new trustee will be held within 30 (thirty) days from the originating occurrence, and may be called by the Trustee itself, to be substituted by the Issuer, by debenture holders representing minimum of ten (10%) per cent, of the outstanding Debentures, or by CVM - Comissão de Valores Mobiliários (Securities Commission). In the event the call does not occur within 8 (eight) days prior to above mentioned period, than the Issuer will be responsible for its performance, and furthermore adjusted that CVM may appoint a temporary substitute whilst the choosing process is not concluded. Substitution of the Trustee will observe the following conditions:

I. in cases of vacancy, under appointment by the Issuer and approval by the debenture holders, and amendment to this Deed of Issuance;

II. debenture holders may, after closing of the period for distribution of the Debentures in the market, proceed with substitution of the Trustee and appointment of contingent substitute, in a debenture holders' meeting specially called for this purpose;

III. substitution of the Trustee will be subject to previous notice to the CVM;

IV. in case of resignation, the Trustee must stay in its office until a substitute institution is chosen by the Issuer and approved by debenture holders and effectively undertakes the duties of Trustee;

V. substitution does not imply any proportional remuneration superior to the one agreed upon hereby. The substitute Trustee must, immediately after the appointment, inform the debenture holders, pursuant to item XIX of Clause 17.4 hereunder; and

VI. payments will be effected respecting the proportionality of the period of the effective rendering of services.

17.4 Trustee's duties are :

I. to be fully responsible for the services agreed upon, pursuant to legislation in force;

II. to defray (a) all expenses incurred in the performance of services, including all taxes, fees and contributions, whether municipal, state or federal, current or future, incurred in the performance of the services, and (b) all charges fiscal, labor and/or social security;

III. to protect the rights and interests of debenture holders, using in the performance of function the caution and care that any active and honest person uses in administering his own assets;

IV. to resign its function, in the event of conflict of interests or any other kind of incapacity;

V. to keep in good order all bookkeeping, mail and other documents related with the performance of its office.

VI. to check the compliance by the Issuer of the restrictions of issuing referred to in section 60 of Act No. 6.404/76, on account of the Pledge;

VII. to check, upon taking up its office, the veracity of information included in this Deed of Issuance , in the Pledge Agreement, the Pledge Agreement of the capital stock of the Issuer, the Pledge Agreement of the capital stock of Vicunha Aços and in the Pledge Agreement of the capital stock of Vicunha Steel, employing efforts to remedy the omissions, failures and defects of which is aware;

VIII. to register with competent bodies this Deed of Issuance , in event the Issuer does not perform it, the Pledge Agreement, the Pledge Agreement of the capital stock of the Issuer, the Pledge Agreement of the capital stock of Vicunha Aços and the Pledge Agreement of capital stock of Vicunha Steel and pertinent amendments remedying the omissions and irregularities eventually existing. In this case, the registrar will notify the management of the Issuer in order to receive the necessary information and documents;

IX. to follow the observance of periodicity in supplying mandatory information, alerting the debenture holders on eventual omissions or untruths in such information;

X. to issue an opinion on the sufficiency of information included in the proposals of amendments to conditions of the Debentures;

XI. To verify the regularity of formation of the Pledge, the Pledge of the capital stock of the Issuer, the Pledge of the capital stock of Vicunha Aços, the Pledge of the capital stock of Vicunha Steel and the Guarantee, observing maintenance of its sufficiency and enforceability;

XII. to notify the Issuer, observing the provisions in this Deed of Issuance , substitute the Guarantors in the cases set forth in this Deed of Issuance;

XIII. to request, at each six (6) months, for the best performance of its duties, updated certificates and necessary and relating to court clerks, to courts of Public Treasury, protests office, labor courts, Offices of Public Treasury, of CSN, of the Issuer, of Vicunha Aços, of Vicunha Steel and other Guarantors;

XIV. to request, in event of justifying evidences , an extraordinary audit in Issuer accounts;

XV. to call, when necessary, a meeting of the debenture holders, through notice published, at least three times, in the press offices where the Issuer must effect its publications;

XVI. to attend the meeting of debenture holders in order to give information which may be requested;

XVII. to prepare an annual report addressed to debenture holders, in compliance with the item (b) of the 1st paragraph of section 68 of Act 6.404/76, which must show, at least, the following information:

(a) eventual omission or untruth, that he is aware of, contained in the information disclosed by the Issuer or, furthermore, the default or delay on mandatory information by the Issuer;

(b) corporate changes occurring within the period;

(c) comments on financial statements of CSN, of the Issuer, of Vicunha Aços and Vicunha Steel, focussing economic and financial indicators and capital structure of CSN, the Issuer, Vicunha Aços and Vicunha Steel;

(d) position of the distribution or placement of Debentures in the market;

(e) redemption, amortization, payment of Nominal Value, payment of Remuneration and Debenture Premiums and Changes performed over the period, as well as acquisitions and sales of Debentures and Shares effected by the Issuer;

(f) follow-up of destination of the proceeds procured through issuing of Debentures, according to the data obtained from managers of the Issuer;

(g) list of the property and values entrusted to its management;

(h) compliance with other obligations undertaken by the Issuer, by Vicunha Aços, by Vicunha Steel and by the Guarantors by this Deed of Issuance and by the Pledge Agreement, by the Pledge Agreement of capital stock of the Issuer, by the Pledge Agreement of the capital stock of Vicunha Aços and by the Pledge Agreement of capital stock of Vicunha Steel, including those obligations referred to in Clauses 3.22, 9.7, XI, XII, XIII, XIV, XV and XVI above, according to public information available and/or obtained from the managers of the Issuer, managers of Vicunha Aços, managers of Vicunha Steel and the Guarantors;

(i) statement on sufficiency and enforceability of the Pledge, of the Pledge of the capital stock of the Issuer, of the Pledge of the capital stock of Vicunha Aços, of the Pledge of capital stock of Vicunha Steel and of the Guarantee; and

(j) statement on its capacity to continue performing its role of trustee;

XVIII. make the report referred to in item XVII above, available to debenture holders within maximum four (4) months from closing of the fiscal year of the Issuer, at least at the following places:

(a) the headquarters of the Issuer;

(b) its office or, in case of financial institution, at the place indicated by it;

(c) CVM;

(d) the Stock Exchanges, if the case may be; and

(e) the headquarters of the institution which leaded the placement of the Debentures;

XIX. to publish, in the press where the Issuer must effect its publications, a notice informing the debenture holders that the report referred to in item XVII above is available at the places indicated in item XVIII above;

XX. to keep updated the list of debenture holders and their addresses, including through negotiation with the Issuer;

XXI. To control the fulfillment of clauses of this Deed of Issuance , of the Pledge Agreement, of the Pledge Agreement of the capital stock of the Issuer, of the Pledge Agreement of the capital stock of Vicunha Aços and of the Pledge Agreement of Vicunha Steel, including those establishing obligations for doing and not doing, mainly Clauses 3.22, 9.7, XI, XII, XIII, XIV, XV and XVI above, according to public information available and/or obtained from the managers of the Issuer, the managers of Vicunha Aços, the managers of Vicunha Steel and of the other Guarantors, informing immediately the debenture holders of the eventual defaults encountered

XXII. To notify the debenture holders, if possible individually, within 5 (five) working days from the date in which the Trustee took or, using the caution and care that any active and honest person uses, would have taken, knowledge of any default by the Issuer, by Vicunha Aços, by Vicunha Steel or by the Guarantors of any obligation undertaken by this Deed of Issuance or by the Pledge Agreement, by the Pledge Agreement of capital stock of the Issuer, by the Pledge Agreement of capital stock of Vicunha Steel, indicating the place where broader clarification will be given to the interested persons, and seeing that the notice must give details of the judicial and out of court proceedings having been taken by the Trustee in order to secure and protect the interests of the sharing of debenture holders. Same notice must be sent to:

(a) CVM;

(b) Stock Exchanges, when necessary; and

(c) the Issuer;

XXIII. In the event of occurrence of the provisions referred in Clauses 8.4.2, 9.4.2 and/or 10.4.2 above, to keep an individualized control of the amount of (a) Due and Capitalized Interest of the Fifth Series; (b) Due and Capitalized Interest of the Sixth Series; (c) Due and Capitalized Interest of the Seventh Series payable by the Issuer; and

XXIV. In consequence of the provisions of clause 3.8.1 above, keep the proceeds originating from this issue under its control, delivering them to the Issuer according to the increase of the amount of the guarantees, pursuant to paragraphs 1st and 2nd of section 60 of Act No. 6.404/76.

17.5 In case of default of its obligations by Issuer, by Vicunha Aços, by Vicunha Steel or by any of the Guarantors, in this Deed of Issuance or in the Pledge Agreement, not remedied within the term set forth in Clause 3.22 above, as applicable, the Trustee must take all and any action in order to protect the rights or secure the interests of the debenture holders, and for this purpose must:

I. state, respecting the conditions of this Deed of Issuance , mainly Clauses 3.22 and 3.22.1 above, the Debentures overdue in advance and collect its principal amount and accessories;

II. in compliance with the provisions in this Deed of Issuance , enforce the Pledge and the Guarantee out of court, applying the proceeds to the full or proportional payment of debenture holders;

III. request bankruptcy of the Issuer, if there exists no collateral guarantee;

IV. take any other measures necessary for effecting the credits of the debenture holders; and

V. represent the debenture holders in process of bankruptcy or composition with creditors of the Issuer.

17.5.1. Observing the provisions in Clauses 3.22 and 3.22.1 above, the Trustee will only be exempted from its responsibility for non-adoption of measures included in items I to IV of Clause 17.5 above if, the meeting of debenture holders called, thus authorizes it by unanimous decision of the outstanding debenture holders . In the event of item V of Clause 17.5 above, the decision of the majority of the outstanding Debentures will be sufficient.

XVIII
DEBENTURE HOLDERS’ MEETING

18.1 The holders of this issue's Debentures shall meet at any time to deliberate any matter concerning the community of debenture holders.

18.2 The debenture holders’’ meeting shall be summoned by the Trustee, by the Issuer, by debenture holders that represent at least ten percent (10%) of the outstanding Debentures and by CVM.

18.3 The provisions of Law no. 6.404/76 on the general shareholders meetings are applicable, if applicable, to the debenture holders’meeting.

18.4 The first meeting shall be held in the presence of debenture holders who represent at least half of the outstanding Debentures. From the second meeting onwards, any number of debenture holders shall be sufficient.

18.5 Except for the express provisions of this Deed or in the Law and what concerns the amendments in the Debentures’ conditions, which shall depend on the approval of shareholders who represent at least seventy five per cent (75%) of the outstanding Debentures of the affected series or of all series, if all get effectively and directly affected and/or if the payment resource flow for the other series gets affected, the other deliberations to be taken in annual meeting shall depend on the approval by unanimity of all the shareholders present in the meeting, excluding, for quorum effect, the blank votes and the Debentures belonging to CSN, to the Issuer, to Vicunha Aços, to Vicunha Steel and the other Guarantors, any of their subsidiaries, affiliated or controlled or any of its officers , directors or shareholders.

18.6 The presence of the Issuer's legal representatives shall be granted at the debenture holders’ meetings.

18.7 The Trustee shall attend the meeting and give the debenture holders any information they might request.

XIX
STATEMENTS OF THE ISSUER, OF VICUNHA AÇOS,
OF VICUNHA STEEL AND OF THE OTHER GUARANTORS

19.1 The Issuer herein states that:

I. it is a duly organized company, established and existing as a joint stock company after the Brazilian laws;

II. the persons who represent it in the execution of this Deed, of the Pledge Agreement, of the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares are fully empowered to do so.

III. all corporate authorizations necessary to the deliverance of this Deed, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares were obtained and are still valid;

IV. the terms of this Indenture, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares (a) do not imply on the Issuer's default in any other contract or document in which the Issuer takes part or any of its assets might be tied to; (b) do not go against any law, decree or regulation the Issuer might be subject to; or (c) do not go against any order, decision or any judicial or administrative adjudication towards the Issuer;

V. this Deed and the Pledge Agreement are feasible, valid and operative obligations of the Issuer;

VI. Vicunha Aços and the Issuer's directors, shareholders of one stock each are the only shareholders of the Issuer;

VII. it does not have, directly or indirectly, any other stock treasury from CSN than the ones pledged or bonded in this Pledge Agreement terms;

VIII. there are no securities issued by CSN and/or the Issuer, or issued against any of them that might be exhibited for objection or have been protested, of single or jointed value equal or over forty-five million Reais(R$45,000,000.00 ) related to CSN and two hundred thousand Reais(R$200,000.00 ) related to the Issuer, except for those which, presented for objection, might have been object of a request to stay protest for a credit instrument followed, depending on the case, of the respective main action, with reasonable motifs for it; and (b) past due and still unpaid responsibility debt from CSN and/or the Issuer because of delaying the payment of the obligations of single or jointed value equal or over forty five million Reais (R$45,000,00.00) related to CSN and two hundred thousand Reais (R$200,000.00) related to the Issuer or the constitution in culpable delay of CSN and/or the Issuer for late payment of obligations in the same value, or whose amount might, in any way, harm the accomplishment of the obligations deriving from this Deed; and

IX. to be duly updated with all tax (municipal, state and federal), labor or social security obligations, including on the payment of the COFINS (Tax for Social Security Financing) and the collection of the due contributions, to the FGTS (Government Severance Indemnity Fund for Employees) and the PIS (Employee's Profit Participation Program) or any other obligation imposed by law, except those which are questioned if made in good faith in judicial or/and administrative scope.

19.1.1 The Issuer irrevocably undertakes to indemnify all debenture holders, the Trustee and the Coordinators for every and all harm, damage, loss, cost and/or expense (including judicial and attorney's fees) incurred by the debenture holders, by the Trustee or the Coordinators because of the untruthfulness or mistake of any statement made in the terms of this Clause;

19.1.2 With no harm to Clause 19.1.1 above the Issuer undertakes to immediately notify the debenture holders, the Trustee and the Coordinators in case any of the statements made here become untruthful, incomplete or wrong.

19.2 Vicunha Aços through this deed sates that:

I. it is a duly organized company, constituted and existing under a joint stock company in accordance to the Brazilian laws;

II. the persons who represent them and execute the deliverance of this Deed, the Pledge Agreement and the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares are fully empowered to do so.

III. all corporate authorizations necessary to the deliverance of this Deed, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares were obtained and are still valid;

IV. the terms of this Deed, the Bond, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares (a) do not imply with the default of Vicunha Aços in any contract or document of which Vicunha Aços or any of its assets or properties are subject to; (b) do not go against any law, decree or regulation under which Vicunha Aços might be subject to; or (c) do not go against any order, decision or any judicial or administrative adjudication towards Vicunha Aços;

V. this Deed, including the Bond and the Pledge Agreement for the Issuer's shares are executable, valid and efficient obligations of Vicunha Aços;

VI. all shares issued by the Issuer are the property of Vicunha Aços (and of the six (6) Directors of the Issuer, each one of them shareholder of only one common nominative share issued by the Issuer), are totally paid in full and free from any onus (except the Issuer's Pledge Agreement Contract), representing altogether one hundred percent (100%) of the shares issued by the Issuer are not subject to any restriction, alienation or transfer, except for those imposed by this Deed, Issuer’s Stock Pledge Agreement, Shareholders Agreement and the Preference Contract;

VII. to this date, Vicunha Steel and the six (6) Directors of Vicunha Aços, each of them holding one common nominative share issued by Vicunha Aços, are the only shareholders of Vicunha Aços;

VIII. it does not own, directly or indirectly, any share issued by CSN that is not subject to Pledge;

IX. there aren’t, as of this date, –(a) any securities issued by Vicunha Aços, or issued against any of them that might be exhibited for objection or have been protested, of single or joint value equal or superior to two hundred thousand Reais(R$200,000.00) related to Vicunha Aços, except for those which, presented for objection, might have been object of a request to stay protest for a credit instrument followed, depending on the case, of the respective main action, with reasonable motifs for it; and (b) past due and still unpaid responsibility debt from Vicunha Aços because of delaying the payment of the obligations of single or jointed value equal or over two hundred thousand Reais (R$200,000.00) related to Vicunha, related to the Issuer or the constitution of Vicunha Aços in culpable delay of the payment of obligations in the same value, or whose amount might, in any way, harm the accomplishment of the obligations deriving from this Deed; and

X. the Issuer and Vicunha Aços are duly updated with all tax (municipal, state and federal), labor or social security obligations, including on the payment of the COFINS (Tax for Social Security Financing) and the collection of the due contributions, to the FGTS (Government Severance Indemnity Fund for Employees) and the PIS (Employee's Profit Participation Program) or any other obligation imposed by law, except those which are questioned if made in good faith in judicial or/and administrative scope.

19.2.1 Vicunha Aços irrevocably undertakes to indemnify all debenture holders, the Trustee and the Coordinators for every and all harm, damage, loss, cost and/or expense (including judicial and attorney's fees) incurred by the debenture holders, by the Trustee or the Coordinators because of the untruthfulness or mistake of any statement made in the terms of this Clause;

19.2.2 With no harm to Clause 19.1.1 above the Issuer undertakes to immediately notify the debenture holders, the Trustee and the Coordinators in case any of the statements made here become untruthful, incomplete or wrong.

19.3 Vicunha Steel, through this deed, sates that:

I. it is a duly organized company, constituted and existing under a joint stock company in accordance to the Brazilian laws;

II. the persons who represent them and execute the deliverance of this Deed, the Pledge Agreement and the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares are fully empowered to do so.

III. all corporate authorizations necessary to the deliverance of this Deed, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares were obtained and are still valid;

IV. the terms of this Deed, the Bond, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares (a) do not result in the default of Vicunha Steel in any contract or document of which Vicunha Steel or any of its assets or properties are subject to; (b) do not go against any law, decree or regulation under which Vicunha Steel might be subject to; or (c) do not go against any order, decision or any judicial or administrative adjudication towards Vicunha Steel;

V. this Deed, including the Bond and the Pledge Agreement for the Issuer's shares are feasible, valid and operative among the Vicunha Steel obligations;

VI. all shares issued by the Issuer are the property of Vicunha Aços (and of the six (6) Directors of the Issuer, each one of them shareholder of only one common nominative share, are totally paid in full and free from any onus (except the Issuer’s Pledge Agreement Contract), representing altogether one hundred percent (100%) of the shares issued by the Issuer are not subject to any restriction, alienation or transfer, except for those imposed by this Deed, Issuer’s Stock Pledge Agreement, Shareholders Agreement and the Preference Contract;

VII. the Guarantors (and four (4) Directors of Vicunha Steel, each one of them with a common nominative share issued by Vicunha Steel) are the only shareholders of Vicunha Steel;

VIII. it does not have, directly or indirectly, any share issued by CSN that is not subject to Pledge;

IX. there are no securities issued by Vicunha Steel, or issued against any of them that might be exhibited for objection or have been protested, of single or jointed value equal or over two hundred thousand Reais (R$200,000.00) related to Vicunha Steel, except for those which, presented for objection, might have been object of a request to stay protest for a credit instrument followed, depending on the case, of the respective main action, with reasonable motifs for it; and (b) past due and still unpaid responsibility debt from Vicunha Steel because of delaying the payment of the obligations of single or jointed value equal or over two hundred thousand Reais (R$200,000.00) related to Vicunha, related to the Issuer or the constitution of Vicunha Steel in culpable delay of the payment of obligations in the same value, or whose amount might, in any way, harm the accomplishment of the obligations deriving from this Deed; and

X. the Issuer and Vicunha Steel are duly updated with all tax (municipal, state and federal), labor or social security obligations, including on the payment of the COFINS (Tax for Social Security Financing) and the collection of the due contributions, to the FGTS (Government Severance Indemnity Fund for Employees) and the PIS (Employee's Profit Participation Program) or any other obligation imposed by law, except those which are questioned if made in good faith in judicial or/and administrative spheres.

19.3.1 Vicunha Aços irrevocably undertakes to indemnify all debenture holders, the Trustee and the Coordinators for every and all harm, damage, loss, cost and/or expense (including judicial and attorney's fees) incurred by the debenture holders, by the Trustee or the Coordinators because of the untruthfulness or mistake of any statement made in the terms of this Clause;

19.3.2 With no harm to Clause 19.1.1 above the Issuer undertakes to immediately notify the debenture holders, the Trustee and the Coordinators in case any of the statements made here become untruthful, incomplete or wrong.

19.4 Each one of the Guarantors through this deed states that:

I. Clotilde Rabinovich Pasternak, Dorothéa Steinbruch, Eliezer Steinbruch, Jacks Rabinovich, Benjamin Steinbruch, Ricardo Steinbruch, Clarice Steinbruch, Eduardo Rabinovich and Jacyr Pasternak, all the above, are direct shareholders of Vicunha Steel and indirect controllers of Vicunha Aços and the Issuer;

II. are fully capable of taking all obligations foreseen in this Deed, including to honor the Bond in its whole or part of it, and on Vicunha Steel's Pledge Agreement

III. the terms of this Deed, the Bond, the Pledge Agreement, the Pledge Agreement for the Issuer's shares, the Pledge Agreement for Vicunha Aços’ shares and the Pledge Agreement for Vicunha Steel's shares (a) do not imply the breach of each one of the Guarantors in any agreement or document of which the Guarantor is a party or to which any of its assets and properties are linked; (b) do not contradict any law, decree or regulation to which it would be subject; (c) do not contradict any judicial or administrative order, decision or sentence pending with each one of the Guarantors;

IV. this Deed and the Pledge Agreement are executable, valid and efficient obligations of the Issuer;

V. all shares issued by the Issuer are property of Vicunha Steel (and of the 4 (four) Directors of the Issuer, each one of them shareholder of only one common nominative share, are totally paid in full and free from any onus (except the Issuer’s Pledge Agreement Contract), representing altogether one hundred percent (100%) of the shares issued by the Issuer are not subject to any restriction, disposing of or transferring, except for those imposed by this Deed, Issuer’s Stock Pledge Agreement, the Preference Contract and Shareholders Agreement of Vicunha Steel, issued by its shareholders on September 25, 2000;

VI. it doesn’t hold, and doesn’t know of other Guarantors holding, directly or indirectly, shares issued by CSN that are not subject to the Pledge, except for the shares issued by CSN of its ownership, direct or indirect, subject to operations of purchase and sale at term not cleared yet; and

VII. there aren’t, as of this date, (a) any securities issued by CSN and/or the Issuer, or issued against any of them that might be exhibited for objection or have been protested, of single or jointed value equal or over forty five million Reais (R$45,000,000.00) related to CSN and two hundred thousand Reais (R$200,000.00) related to the Issuer, except for those which, presented for objection, might have been object of a request to stay protest for a credit instrument followed, depending on the case, of the respective main action, with reasonable motifs for it; and (b) past due and still unpaid responsibility debt from CSN and/or the Issuer because of delaying the payment of the obligations of single or jointed value equal or over forty five million Reais (R$45,000,00.00), ) related to CSN and two hundred thousand Reais(R$200,000.00 ) related to the Issuer, related to the Issuer or the constitution of CSN or the Issuer in culpable delay of the payment of obligations in the same value, or whose amount might, in any way, harm the accomplishment of the obligations arising from this Deed; and

19.4.1 Each one of the Guarantors irrevocably undertakes to indemnify all debenture holders, the Trustee and the Coordinators for every and all harm, damage, loss, cost and/or expense (including judicial and attorney's fees) incurred by the debenture holders, by the Trustee or the Coordinators because of the untruthfulness or mistake of any statement made in the terms of this Clause;

19.4.2 With no harm to Clause 19.4.1 each one of the Guarantors undertakes to immediately notify the debenture holders, the Trustee and the Coordinators in case any of the statements made here become untruthful, incomplete or wrong.

XX
EXPENSES

20.1 Will be handled by the Issuer: all expenses for the registration and publishing of the necessary acts to put the Debentures according to this deed, such as the Deed, the Pledge Agreement and the extraordinary general assembly of the Issuer’s shareholders which deliberated on this issuance of Debentures.

XXI
MITIGATING MEDIATOR

21.1 CSN endorses this Deed as a mitigating mediator, claiming to be aware of all the terms and conditions foreseen in this Deed and in the Pledge Agreement.

XXII
NOTICES

22.1 The notices to be transferred by any of the Parties in this deed should be also sent to the following addresses:

I. to the Issuer
Vicunha Siderurgia S. A.
Rua Itacolomi, 412, 5o Andar, sala 2
01239-020 São Paulo – SP
At: Mr. Rubens dos Santos
Telephone: (11) 236-7270
Fax: (11) 236-7252

II. to Vicunha Aços
Vicunha steel S. A.
Rua Ivaí, 207, sala 21
03080-900 São Paulo – SP
At: Mr. Rubens dos Santos
Telephone: (11) 236-7270
Fax: (11) 236-7252

II. to Vicunha Steel
Vicunha Aços S. A.
Rua Itacolomi, 412, 5o Andar, sala 3
01239-020 São Paulo – SP
At: Mr. Rubens dos Santos
Telephone: (11) 236-7270
Fax: (11) 236-7252

III. to the other Guarantors:
Clotilde Rabinovich Pasternak
Suzana Pasternak Taschner
Jacyr Pasternak
Dorothéa Steinbruch
Benjamin Steinbruch
Ricardo Steinbruch
Elizabeth Steinbruch
Eliezer Steinbruch
Clarice Steinbruch
Fábio Steinbruch
Leo Steinbruch
Jacks Rabinovich
Belina Rabinovitch
Eduardo Rabinovich
Olga Rabinovich
Beatriz Rabinovich

Rua Itacolomi, 412
01239-020 São Paulo - SP
Telephone: (11) 236-7270
Fax: (11) 236-7252

IV. to the Trustee:
PLANNER CORRETORA DE VALORES S. A.
Avenida Paulista, 2439, 11o Andar
01311-300 São Paulo - SP
At: Miss Viviane A. Rodrigues dos Santos
Telephone: (21) 3061-9444
Fax: (21) 3061-0964

V. to BNDESPAR:
BNDES PARTICIPAÇÕES S.A. – BNDESPAR
Avenida República do Chile, 100
20139-900 Rio de Janeiro - RJ
At: Director-Superintendent
Telephone: (21) 277-2661
Fax: (21) 220-6058

VI. to CSN:
COMPANHIA SIDERÚRGICA NACIONAL
Rua Lauro Muller, 116/36o andar
22299-000 Rio de Janeiro – RJ
At: Director-President
C/c: Director-Juridical
Telephone: (21) 586-1436
Fax: (21) 586-1432

22.2 The notices shall be considered as delivered when received under the due protocol or with an "acknowledgment of receipt" by Empresa Brasileira de Correios e Telégrafos or by a telegram to the addresses above. The originals of the documents sent by fax should be sent to the addresses above only until two (2) workdays after the message was received.

XXIII
VENUE

23.1 The venue of the Jurisdiction of Rio de Janeiro, State of Rio de Janeiro, excluding any other, no matter how privileged it might be, is chosen to settle the disputes possibly arising from this Deed.

Document registered with the 3rd Registry of Documents of Corporate Body of the State of São Paulo under No. 6724612 (Microfilmed document)

Document registered with the 6th Registry of Documents (Rubber Stamp and initial)

Document registered with the Legal Department (Rubber stamp PLANNER - one initial)

PRIVATE DEED OF ISSUANCE OF NON-CONVERTIBLE DEBENTURES WITH COLLATERAL SECURITY AND CLAUSE OF TRANSFORMATION FOR THE SIXTH SERIES OF DEBENTURES OF FIRST ISSUANCE OF VICUNHA SIDERURGIA S.A., DATED FEBRUARY 6, 2001 (CONT.)

And being thus adjusted and agreed upon, the parties hereto, being bound by themselves and their successors, execute this instrument in seven (7) counterparts of same tenor and form, jointly with the two (2) undersigned witnesses.

São Paulo, February 6, 2001
Signed: Fátima Farah - Attorney

Signed: Jacks Rabinovich - Chief Executive Officer; Rubens dos Santos - Market Relations Officer, by VICUNHA SIDERURGIA S.A.

Signed: Jacks Rabinovich - Chief Executive Officer; Rubens dos Santos - Market Relations Officer, by VICUNHA AÇOS S.A.

Signed: Jacks Rabinovich - Chief Executive Officer; Ricardo Steinbruch - Market Relations Officer, by VICUNHA STEEL S.A.

Signed: Clotilde Rabinovich Pasternak; Suzana Pasternak Taschner; Mauro Roberto Black Tashner; Jacyr Pasternak and Kiyoko Itikawa Pasternak

ACKNOWLEDGMENT OF SIGNATURES:
With the 6th Notarial Office: Jacks Rabinovich; Rubens dos Santos, Ricardo Steinbruch, Clotilde Rabinovich, Jacyr Pasternak and Kiyoko Itikawa Pasternak - São Paulo, February 7, 2001

With the 22nd Notarial Office: Mauro Roberto Black Taschner - São Paulo, February 7, 2001
With the 2nd Notarial Office: Suzana Pasternak Taschner - São Paulo, February 7, 2001

THE ORIGINAL DOCUMENT HAS the following Notarial Seals Nos. AA 004663; 001793; 001186; 001794; 001795; 001796 and 005640

SIGNED: Dorothéa Steinbruch; Benjamin Steinbruch; Carolina Justus Cury Steinbruch; Ricardo Steinbruch; Susana Leiner Steinbruch; Elisabeth Steinbruch Schwarz; Sergio Schwarz; Eliezer Steinbruch; Clarice Steinbruch; Fábio Steinbruch; Léo Steinbruch; Mariana Cesarino Steinbruch; Jacks Rabinovich and Belina Rabinovich

ACKNOWLEDGMENT OF SIGNATURES:
With the 6th Notarial Office: Ricardo Steinbruch; Léo Steinbruch; Jacks Rabinovich; Belina Rabinovich; Dorothéa Steinbruch; Clarice Steinbruch; Carolina Justus Cury Steinbruch; Susana Leiner Steinbruch; Elisabeth Steinbruch Schwarz; Sergio Schwarz; Eliezer Steinbruch and Fábio Steinbruch - São Paulo, February 7, 2001
With the 2nd Notarial Office: Mariana Cesarino Steinbruch - São Paulo, February 7, 2001

The original document has the following Notarial Seals Nos. AA 005805; 004609; 004610; 001742; 001743; 004611; 001739; 001740 and 001741

SIGNED: Eduardo Rabinovich; Denise Maria Espínola Rabinovich; Olga Rabinovich; Beatriz Rabinovich

SIGNED: Marcus Eduardo de Rasa - Officer; Viviane A.H. dos Santos - Attorney, by PLANNER CORRETORA DE VALORES S.A.

SIGNED: Wallim Vasconcellos JR. - Officer and José Armando G. Redondo - Officer, by BNDES PARTICIPAÇÕES S.A. -BNDESPAR

SIGNED: José Paulo de Oliveira Alves - Executive Officer; Cláudia de Azeredo Santos - Legal officer, by COMPANHIA SIDERÚRGICA NACIONAL - CSN

WITNESSES: signatures of Cláudio Mendes and Ilav Levacov (illegible identities)

ACKNOWLEDGMENT OF SIGNATURES:
With the 2nd Notarial Office: Olga Rabinovich - São Paulo, February 7, 2001

With the 23rd Notarial Office: José Paulo de Oliveira Alves; Cláudia de Azeredo Santos; Cláudio Mendes; Ilav Levacov; Viviane A.H. dos Santos and Marcus Eduardo de Rasa, Rio de Janeiro, February 8, 2001

With the 21st Notarial Office: Wallim Vasconcellos JR. and José Armando G. Redondo; Rio de Janeiro, February 15, 2001

With the 22nd Notarial Office: Beatriz Rabinovich; São Paulo, February 7, 2001

With the 2nd Notarial Office: Eduardo Rabinovich and Denise Maria Espínola Rabinovich - São Paulo, February 7, 2001

The original document has the following Notarial Seals Nos. BVS 38194; 38193; BVB 96231; 96222; 96223; 96224; BTQ 39694 and KAL 12896 (Rio de Janeiro) and AA 001158; 000430 (São Paulo)

Rubber Stamp: 843625

EXHIBIT I - STATEMENT

[Place & Date]
Planner Corretora de Valores S.A.
Address: Av. Paulista, 2439, 11th floor - São Paulo, SP, Brazil - 01311-300
Att.: Ms. Viviane A. Rodrigues dos Santos

VICUNHA SIDERURGIA S.A. - ISSUANCE OF DEBENTURES

The undersigned, hereby, under sub-clause [*] of Clause [*] of the Issuance Deed of [*] Non-Convertible Debentures with Real Estate Security and Clause of Transformation for the Sixth Series of the First Issuance of Vicunha Siderurgia S.A., entered into by you, in the capacity of trustee, representing the community of the debentures holders acquirers of the debentures (Trustee) and Vicunha Siderurgia S.A. (Vicunha Siderurgia), in the capacity of issuer (Issuance Deed), declare, under the penalties of law that:

(A) it entered into, on this date, with Vicunha Steel S.A. (Vicunha Steel), an agreement, contract or instrument, the subject of which were shares issued by [Vicunha Aços S.A. (Vicunha Aços)] {or} of [*], providing co-participation or restriction of Vicunha Steel's control power on [Vicunha Aços] {or}, as provided in sub-clause [*] of Clause [*] of the Issuance Deed, the copy of which is enclosed herewith;

(B) it knows and agrees with all the terms and conditions of the Issuance Deed, having had opportunity to clarify eventual doubts on the interpretation or application of its terms and conditions, including with its financial and legal advisers and its Trustee;

(C) it is irrevocably and irretrievably bound, by itself and its successors to exercise its direct control power on [Vicunha Aços] {or} [*] and indirect control on Vicunha Siderurgia, so as to cause them to accomplish all their respective obligations provided in the Issuance Deed;

(D) it is the legitimate holder of [*] common shares and [*] preferential shares issued by [Vicunha Aços] {or} [*], representing [*]% ([*] per cent) of the voting capital and [*]% ([*] per cent) of the total capital of [Vicunha Aços] {or} [*];

(E) the other shareholders of [Vicunha Aços] {or} [*] are: (i) [*], holder of [*] common shares and [*] preferential shares representing [*]% ([*] per cent) of the voting capital and [*]% ([*] per cent) of the total capital of [Vicunha Aços] {or} [*];(ii) [*] common shares and [*] preferential shares representing [*]% ([*] per cent) of the voting capital and [*]% ([*] per cent) of the total capital of [Vicunha Aços] {or}[*];(iii) [*] common shares and [*] preferential shares representing [*]% ([*] per cent) of the voting capital and [*]% ([*] per cent) of the total capital of [Vicunha Aços] {or}[*]; and (iv) [*];

(F) it is a company duly organized, incorporated and existing under the modality of [*] according to the laws [*];

(G) the persons who represent the company by signing this statement have sufficient powers for such;

(H) all the corporate authorizations necessary to the submission of this statement have been obtained and are valid, effective and in full force; and

(I) this statement is the signatory's enforceable, valid and effective obligation.

The signatory irrevocably and irretrievably undertakes, by itself and its successors, to indemnify and keep the debentures holders harmless against any and all losses, damages, costs and/or expenses (including judicial costs and attorney's fees) incurred by the debentures holders by virtue of the inaccuracy and incorrectness of any of the statements herein or, further, in the event of nonobservance of the obligations assumed herein.

[*]

Space for signature: Name and Office
Space for signature: Name and Office

Witnesses:
Space for signature - Name and ID
Space for signature - Name and ID

I hereby declare that the foregoing is a true translation of the original matter written in Portuguese.
Rio de Janeiro, April 2, 2001.

Exhibits

Exhibit 4.4

FIRST RE-RATIFICATION OF THE PRIVATE DEED FOR ISSUANCE OF
NON-CONVERTIBLE DEBENTURES WITH COLLATERAL
SECURITY AND REORGANIZATION CLAUSE TO THE SIXTH
SERIES OF DEBENTURES OF

FIRST ISSUE OF VICUNHA SIDERURGIA S.A.

VICUNHA SIDERURGIA S.A., a publicly traded company, with headquarters in the City of São Paulo, State of São Paulo, at Rua Itacolomi, 412, 5th floor, Room 2, enrolled at the National Register of Corporate Bodies under number 02.871.007/0001-04 herein represented under its Corporate By-Laws (“Issuer”);

VICUNHA AçOS S.A., with headquarters in the City of São Paulo. State of São Paulo, at Rua Itacolomi, 412, 5th floor, Room 3, enrolled at the National Register of Corporate Bodies under number 04.213.131/0001-08, herein represented under its Corporate By-Laws, in its capacity of holder of all stock issued by the Issuer and joint guarantor of all obligations assumed by Issuer in this Deed of Issue (as defined below) with Vicunha Steel (as defined below) and the persons qualified below (“Vicunha Aços”);

VICUNHA STEEL S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua Ivaí, 107, Room 21, enrolled at the National Register of Corporate Bodies under number 04.169.992/0001-36, herein represented under its Corporate By-Laws, in its capacity of holder of all stock issued by Vicunha Aços and joint guarantor of all obligations assumed by Issuer in this Deed of Issue with Vicunha Aços and the persons qualified below (“Vicunha Steel”);

CLOTILDE RABINOVICH PASTERNAK, Brazilian, widow, businesswoman, holder of Identity Card Number 509.526 - SSP/SP. enrolled at the National Register of Individuals of Ministry of Finance under number 011.441.708-34, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and her children (i) SUZANA PASTERNAK TASCHNER, Brazilian, married, architect, holder of Identity Card Number 2.818.618 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 485.037.208-25, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of her husband, who, for the purposes of Item I of Article 242 of the Brazilian Civil Code, hereby signs this instrument confirming his consent and agreement, married to her under the separate property system, MAURO ROBERTO BLACK TASCHNER, Brazilian, engineer, holder of Identity Card Number 2.961.387 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 039.617.618-68; and (ii) JACYR PASTERNAK, Brazilian, married, physician, holder of Identity Card Number 2.340.133 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 004.465.448-04, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at

Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item I of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the community property system, KIYOKO ITIKAWA PASTERNAK, Brazilian, physician, holder of Identity Card Number 2.217.611 – SSP/SP, enrolled at the National Register of Individuals under number 029.874.908-44; and Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner and Mr. Jacyr Pasternak being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços and the other persons qualified below;

DOROTHEA STEINBRUCH, Brazilian, widow, industrialist, holder of Identity Card Number 4.328.916 SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 055.494.768-43, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and her children (i) BENJAMIN STEINBRUCH, Brazilian, married, industrialist, holder of Identity Card Number 3.617.815-4 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 618.266.778-87, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, CAROLINA JUSTUS CUIRY STEINBRUCH, Brazilian, businesswoman, holder of Identity Card Number 15.520.044-6 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 143.141.468-93; (ii) RICARDO STEINBRUCH, Brazilian, married, business administrator, holder of Identity Card Number 4.576.689 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 030.626.328-95, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, SUSANA LEINER STEINBRUCH, Brazilian, holder of Identity Card Number 8.894.569-8 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 084.104.278-00; and (iii) ELISABETH STEINBRUCH SCHWARZ, Brazilian, married, engineer, holder of Identity Card Number 4.565.021 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 006.990.838-93, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of her husband, who, for the purposes of Item I of Article 242 of the Brazilian Civil Code, hereby signs this instrument confirming his consent and agreement, married to her under the separate property system, SERGIO SCHWARZ, Brazilian, economist, holder of Identity Card Number 3.33 7. 123-4 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 189.611.428-87; and Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch and Mrs. Elisabeth Steinbruch Schwarz being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha

Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mrs. Jacyr Pasternak and the other persons qualified below;

ELIEZER STEINBRUCH, Brazilian, widower, industrialist, holder of Identity Card Number 1,183,783 - SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 018.004.698-53, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his children: (i) CLARICE STEINBRUCH, Brazilian, legally separated, business administrator, holder of Identity Card Number 7.526.365-8 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 032.473.948-69, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; (ii) FABIO STEINBRUCH, Brazilian, single, businessman, holder of Identity Card Number 8.44 1.18 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 052.58 1.918-50, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and (iii) LEO STEINBRUCH, Brazilian, married, businessman, holder of Identity Card Number 13.597.999 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 110.885.048-09, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 135 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, MARIANA CESARINO STEINBRUCH, Brazilian, veterinarian, holder of Identity Card 24.867.334-8 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 279.090.318-23; and Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz and the other persons qualified below; and

JACKS RABINOVICH, Brazilian, married, engineer, holder of Identity Card Number 1.179.678-9 - SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 011.495.038-34, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his wife, married to him under t he community property system, BELINA RABINOVICH, Brazilian, homemaker, holder of Identity Card Number 1.938.444-0 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 059.408.728-75, residing and domiciled at Rua Itacolomi, 412; and their children: (i) EDUARDO RABINOVICH, Brazilian, married, industrialist, holder of Identity Card Number 4.989.033-5 -SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 059.408.688-43, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 135 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, DENISE MARIA ESPINOLA RABINOVICH, Paraguayan, prosthesis specialist, holder of Identity Card 36.597.971-5 –SSP/SP, enrolled at the

National Register of Individuals of Ministry of Finance under number 089.449.308-64; (ii) OLGA RABINOVICH, Brazilian, divorced, businesswoman, holder of Identity Card Number 4.989.032-3 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 041.905.378-61, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and (iii) BEATRIZ RABINOVICH, Brazilian, single, businesswoman, holder of Identity Card Number 6.246.238 – SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 088.292.348-00, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, and Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch, as joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch, Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich, hereinafter collectively called “Guarantors”;

PLANNER CORRETORA DE VALORES S.A., with headquarters in the City of Sao Paulo, State of Sao Paulo, at Av. Paulista, 2439, 11 floor, enrolled at the National Register of Corporate Bodies of Ministry of Finance under number 0.806.535/0001-54, herein represented under its Corporate By-Laws, as Trustee Agent, appointed herein and as Intervenor herein (“Trustee Agent”), representing the agreement of the holders of the debentures object of this issue (“Debenture”); and

BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a full subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, with headquarters in Brasilia, Federal District, at Setor Bancário Sul, C.1, Bloco E, BNDES Building, 13th floor, and services Office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 100, 19th floor and part of 20th floor, enrolled at the National Register of Corporate Bodies of Ministry of Finance under number 00.383.281/0001-09, herein represented under its Corporate By-Laws, in the capacity of Accountable for the Pledge Excussion (as defined in Clause 11. 1 of the Deed of Issue) under terms of Clause 11.3 of the Deed of Issue (“BNDESPAR”);

COMPANHIA SIDERURGICA NACIONAL, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Müller, 116 –36th floor, enrolled at the National Register of Corporate Bodies under number 33.042.730/0001-04, herein represented under its Corporate By-Laws, in the capacity of Consenting Intervenor (“CSN”);

Hereby resolve to enter into the first re-ratification of the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, entered into on February 6, 2001, which, under terms of this “First Re-Ratification of Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, (“Deed of Issue”), shall appear, for all legal purposes, with the following terms and conditions:

I - AUTORIZATION

1 .1 This Deed of Issue is entered into based on the deliberations by the special meetings of the Issuer’s shareholders held on January 31, 2001 and March 8, 2001.

1.2 The special meeting of the Issuer’s shareholders held on January 31, 2001 delegated to the Issuer’s Board of Directors the authority to (i) alter/amend the matters provided for herein, as provided for in Paragraph I of Article 59 of Law Number 6.404/76; and (ii) cancel the Debentures not placed or held in treasury.

II- REQUIREMENTS

2.1 The issue of Debentures shall be made according to the following requirements:

I. Filing and publication of Minutes of Special Meetings. The minutes of the special meetings that deliberated on the issue of Debentures shall be filed with the Board of Trade of São Paulo State and published in the São Paulo State Official Gazette and in the newspaper “Diário do Comércio”;

II. Filing of this Deed of Issue. This Deed of Issue shall be filed at the relevant Notarial Office of Real Estate Registry in São Paulo County, State of São Paulo;

III. Establishment and Filing of Pledge, of Pledge of Issuer ’s Stock, of Pledge of Vicunha Aços’ Stock and of Pledge of Vicunha Steel ’s Stock (as defined below). The Pledge, the Pledge of Issuer’s Stock, the Pledge of Vicunha Aços’ Stock and the Pledge of Vicunha Steel’s Stock shall be established and filed and recorded at (a) at the depository of the CSN issued stock and in the corporate books of Issuer, of Vicunha Aços and Vicunha Steel, respectively; and (ii) in the notarial offices of registry of titles and documents of County of São Paulo, State of São Paulo and County of Rio de Janeiro, State of Rio de Janeiro;

IV. Establishment and Filing of Guarantee (as defined below). The Guarantee shall be established and filed in the Notarial Offices of Registry of Titles and Documents of County of São Paulo, State of São Paulo and County of Rio de Janeiro, State of Rio de Janeiro,

V. Filing at Securities Commission (“CVM”). The issue shall be filed at CVM, under Law No. 6.385 of December 7, 1976 and of Law No. 6.404 of December 15, 1976 (“Law No. 6.404/76”), and other relevant legal and regulating provisions;

VI. Registration at the National Debenture System (“SND”) and at São Paulo Stock Exchange (“Bovespa”). The First, Second, Third, Fourth and Fifth Series of the Issue shall be registered for negotiation in the SND secondary market, managed by the National Association of Open Market Institutions (“ANDIMA”), and operationalized by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”); and the Sixth and Seventh Series of the Issue shall be registered for negotiation in the Bovespa’s secondary market, through the Brazilian Company of Settlement and Custody (“CBLC”); and

VII. Registration at the National Association of Investment Banks (“ANBID”). The issue shall be registered at ANBID, in compliance with the ANBID Self-Regulation Code approved at a general meeting held on August 27, 1998.

III
COMMON CHARATERISTICS TO ALL SERIES DEBENTURES

3.1 Issuer’s Corporate Purpose. The Corporate Purpose of the Issuer is the interest in other companies.

3.2 Number of Issue. This Deed of Issue represents the first issue of Issuer’s debentures.

3.3 Total Issue Amount. The total amount of the present issue is R$l.997.800.000,00 (one billion, nine hundred and ninety seven million, eight hundred thousand reais) on the Date of Issue (as defined below).

3.4 Nominal Value. The Debentures of all series shall have a unit nominal value of R$100.000,00 (one hundred thousand reais) (“Nominal Value”) on the Issue Date.

3.5 Quantity. Nineteen thousand, nine hundred and seventy eight (19.978) Debentures will be issued.

3.6 Series. Debentures shall be issued in 7 (seven) series, with the characteristics described in Clauses IV to X below, the first series comprising 1.174 (one thousand, one hundred and seventy four) Debentures, the second series comprising 3.522 (three thousand, five hundred and twenty two) Debentures, the third series comprising 1.468 (one thousand, four hundred and sixty eight) Debentures, the fourth series comprising 1.468 (one thousand, four hundred and sixty eight) Debentures, the fifth series comprising 3.346 (three thousand, three hundred and forty six) Debentures, the sixth series comprising 3.052 (three thousand and fifty two) Debentures, and the seventh series comprising 5.948 (five thousand, nine hundred and forty eight) Debentures. Issuer may not place the Debentures of one series before placing all Debentures of the preceding series or before canceling all balances not placed.

3.7 Conversibility and form. Debentures shall be non-convertible into stock, shall be in registered entry form, with no issues of certificates or coupons. For all legal purposes, the Debentures’ ownership shall be proven by the statement issued by Banco ItaúS.A., the financial institution in charge of the registration of the Debentures. In addition, (i) in relation to the Debentures of first, second, third, fourth and fifth series, the SND will issue the Assets Position Report, accompanied by the statement in the debenture holder’s name, issued by the financial institution responsible for the custody of these papers when deposited in SND; and (ii) in relation to the Debentures of sixth and seventh series, the CLBC will issue the Debentures’ ownership report in the debenture holder’s name.

3.8 Type. The Debentures shall be the type with collateral security, under terms of Clauses XI and XIII below, and with personal guarantee under terms of Clause XII below. The collateral security referred to in Clause XI below shall be shared by the debenture holders and other Issuer’s creditors, under terms thereof.

3.8.1 Considering that the CSN issued stock to be acquired by the Issuer with the proceeds from this issue will only be transferred thereto on the payment of the price, for purposes of Article 60 of Law Number 6.404/76, Issuer shall benefit from the entitlement provided for in Paragraph 2 of Article 60 of Law Number 6.404/76, and the Trustee Agent and the coordinators of this Issue of Debentures (“Coordinators”) are hereby instructed to deliver the proceeds of this issue to the Issuer only as the guarantee amount is being increased.

For purposes of Item (a) of Paragraph 1 of Article 60 of Law Number 6.404/76, the Pledge Stock were evaluated in R$3.352.457.078,66 (three billion, three hundred and fifty two million, four hundred and fifty seven thousand and seventy eight reais and sixty six cents) based on the value assigned thereto in the “Agreement for Sale and Purchase of Stock of Companhia Siderúrgica Nacional and other Pacts”, entered into on December 31, 2000 between the Issuer, Bradespar S.A. (“Bradespar”) and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”) (“Agreement for Sale and Purchase of CSN Stock”) and in the “Rule Setting Agreement applicable to Purchase and Sale Agreements”, entered into on December 31, 2000 between the Issuer, Bradespar, Previ, CSN, Bradesplan Participações S.A., Litel Participações S.A. and Textília S.A..

3.9 Placement. The Debentures shall be subject of public distribution with intermediation by financial institutions integrating the securities distribution system, using the differentiated distribution procedure provided for in Article 33 of CVM Instruction Number 13 of September 30, 1989, with no advanced reserves, no minimum or maximum lots, and preferrably serving the Coordinators’customers willing to make investments on the Debentures.

3.10 Negotiation. The first, second, third, fourth and fifth series of issue shall be registered for negotiation in the SND secondary market, managed by ANDIMA and operationalized by CETIP. The sixth and seventh series of issue shall be registered for negotiation in the Bovespa’s secondary market, through CBLC.

3.11 Date of Issue. The date of issue of Debentures of all series shall be March

15, 2001 (“Date of Issue”).

3.12 Subscription Term and Form of Integralization. Observing the granting of application for CMV registration and the second publication of the announcement of distribution, the Debentures of each series shall be subscribed within 6 (six) months counting from the date of granting, by CVM, of the registration of the respective series (“Subscription Term”). The subscription shall be directly made with the Coordinators, and the procedures of SDT – Securities Distribution System, made available by CETIP, shall not be used. Notwithstanding the provision in Clause 3.12.1 below, the integralization of Debentures of each series shall be on demand (on sight) and in national currency, on the subscription (“Integralization Date”). The Debentures of each series shall be subscribed and paid in at their Nominal Value added of Compensation (as defined in Clause 10.4 below) applicable to each series, calculated pro rata temporis from the Date of Issue up to the Integralization Date.

3.12.1 At the subscriber’s discretion, the Subscription Price of the Debentures of sixth and seventh series may be paid, fully or partially, through the compensation, against receit, for the amount of the outstanding balance on the Integralization Date, of credits owed by Issuer under the following agreements: “Debt Transfer and Assumption Agreement no. 97.1.410.AD.1”, dated December, 22 1997, as amended, “Debt Transfer and Assumption Agreement no. 97.6.155.4.1”, dated December 22, 1997, as amended; and through the transfer of 150.000 (one hundred and fifty thousand) debentures issued under the “Private Instrument of Deed of First (1St) Issue of Debentures Non-Convertible into Stock in Two (2) Series of Textília S.A.”, dated September 3, 1998, as amended.

3.13 Repricing. Notwithstanding the provision in Item I below, the characteristics and conditions of Debentures of any series may be altered, according to the following terms and conditions:

I. The following may not be subject to repricing: (a) the characteristics and conditions of Pledge, of Pledge of Issuer’s Stock, of Pledge of Vicunha Aços’ Stock, of Pledge of Vicunha Steel’s Stock, including the minimum limits and other provisions therein: (b) the characteristics and conditions of Guarantee; and (c) the conditions and forms of utilization of Extraordinary Proceeds;

II. The Issuer’s Board of Directors shall deliberate and publish, at least 2 (two) times, at a 3 (three)-day interval, under terms of Clause 3.21 below, a notice containing the proposal of repricing of the series of Debentures, with details of the new characteristics and conditions of Debentures;

III. On the date of first publication, the Issuer shall forward to the Trustee Agent a copy of the notice mentioned in Item II above and such corresopondece requesting that the Trustee Agent call for a general meeting of the holders of debentures of all series to deliberate on the proposal of repricing;

IV. So that the proposal of repricing from the Issuer’s Board of Directors may effectively replace the then current characteristics and conditions of the Debentures of the series subject of the proposal of repricing, the following will be cumulatively required: (a)the approval of debenture holders, gathered in a meeting, of all (but not less than all) the outstanding Debentures of the series object of the proposal of repricing; and (b)the approval of debenture holders, gathered in a meeting, of 80% (eighty percent), at least, of the outstanding Debentures of all series, considering in the calculation of quorum referred to by this item (b), the approval quorum referred to in item (a) above; and

V. The refusal, by the debenture holders, of the Board of Directors’ repricing proposal, under terms of item IV above (a) shall not alter the then current characteristics and conditions of the Debentures of the series object of the proposal of repricing, which shall remain in force, and (b) shall not entail the early maturity or the obligation of total or partial redemption of Debentures of any series.

3.14 Optional Early Redemption. Issuer hereby reserves the right to effect the early redemption of all outstanding Debentures of all series, upon the payment of the Nominal Value, added of the Compensation applicable to each series, and in the case of Debentures of sixth and seventh series, of the Premiums (as defined below), due up to the redemption date, calculated pro rata temporis, from the date of last payment of the Compensation applicable to each series. The redemption may only be made of all outstanding Debentures of all series, with no partial redemption being admitted. With minimum advance of 45 (forty five) days from the redemption date, Issuer shall (i) publish notice to the debenture holders; and (ii) send correspondence to the First Subscribers (as defined below) on the redemption, so that the latter, with minimum advance of 35 (thirty five) days from the redemption date, if they are still holders of all or part of the Debentures of the sixth series, will exercise, at their discretion, the Exchange (as defined below), being understood that the non-receipt, by Issuer, of interest in the Exchange by the First Subscribers within such term or the interest in the Exchange by the First Subscribers in relation to the part of the Debentures of the sixth series (“Partial Exchange in Case of Early Redemption”) shall be considered non-exercise or partial exercise, as the case may be, by the First Subscribers, of the Exchange on said date of early redemption, and the Issuer shall effect the redemption, in cash, of all outstanding Debentures of all series, or in case of Partial Exchange in Case of Early Redemption, of the outstanding Debentures of all series that were not object of Exchange.

3.15 Optional Early Amortization. With no prejudice to the schedules of payment or amortization of the Nominal Value of the Debentures of each series provided for in Clauses 4.3, 5.3, 6.3, 7.3, 8.3, 9.3 and 10.3 below, and observing the provision in Clauses 9.5, 10.5 and 15.1 below, Issuer hereby reserves the right to effect the early partial amortization of the outstanding Debentures of all series. The resources destined to the early amortization shall be primarily used to amortize, or if possible, settle, proportionally, if any, the Fifth Series Due and Capitalized Interest (as defined in Clause 8.4.2 below); the Sixth Series Due and Capitalized Interest (as defined in Clause 9.4.2 below) and the Seventh Series Due and Capitalized Interest (as defined in Clause 10.4.2 below) and then, in the amortization of Debentures of all series, prorated. With minimum advance of 45 (forty five) days from the date of the early partial amortization, Issuer shall (i) publish notice to the debenture holders; and (ii) forward correspondence to the First Subscribers on the early partial amortization, so that the latter, with minimum advance of 35 (thirty five) days from the date of early partial amortization, if they still are holders of all or part of the Debentures of the 6th series, will exercise, at their discretion, the Exchange, being understood that the non-receipt, by Issuer, of interest in the Exchange by the First Subscribers within such term or the interest in the Exchange by the First Subscribers in relation to the part of the amortization (“Partial Exchange in Case of Early Amortization”) shall be considered non-exercise or partial exercise, as the case may be, by the First Subscribers, of the Exchange on said date of amortization, and the Issuer shall effect the payment of amortization of all the Debentures, or in case of Partial Exchange in Case of Early Amortization, of the Debentures that were not object of Exchange, in cash.

3.16 Optional Purchase. Issuer may, at any time, purchase outstanding Debentures of all series, observing the provision in Article 55 of Law Number 6.404/76. The Debentures acquired by Issuer may be cancelled, remain at the Issuer’s treasury, or be placed again in the market. Debentures acquired by Issuer to remain in treasury under terms hereof, if and when placed again in the market, shall be entitled to the same Compensation of the other outstanding series. In the event of optional purchase, Issuer shall acquire the same percentage of outstanding Debentures in all series.

3.17 Arrears Charges. In the event of delay in the payment of any amount owed to the debenture holders, the delayed debits shall be added of the Compensation applicable to each series, as well as of arrears interest of 1% (one percent) per month, calculated from the date of default up to the date of actual payment, and of arrears non-compensating fine of 1% (one percent) per day of delay, limited to the maximum of 1 0% (ten percent), calculated on the amount owed, regardless of notice, judicial or extra-judicial notification or call.

3.18 Lapsing of Rights to Additions. The failure to appear, by the debenture holders, to receive the amount corresponding to any money obligations on the date scheduled herein shall not entitle him to the right to any additions in the period related to the delay in receipt, being ensured, however, the acquired rights up to the date of the respective maturity.

3.19 Location of Payment. The payments referring to the principal and the Compensation that the Debentures are entitled to (i) of the first, second, third, fourth and fifth series shall be effected by Issuer, through SND, administered by ANDIMA and operationalized by CETIP; (ii) of the sixth and seventh series shall be effected by Issuer, through CBLC; and (iii) at the depositary institution for the debenture holders that are not affiliated to SND or CBLC.

3.20 Extension of Terms. All payments of any obligations occurring on Saturdays, Sundays or National Holidays, including Bank Holidays, shall be, for purposes and ends of this Deed of Issue, extended to the first following business day, and the obligations shall be calculated up to such date, and the next regular period of calculation of the obligations provided for herein shall commence on such date.

3.21 Publicity. Except for the advertisements of beginning and end of distribution, which will appear only in the newspaper “Valor Econômico”, national edition, all acts and decisions arising out of this issue that otherwise involve the debenture holders’interest, shall be published, as notice, in the Official Gazette of São Paulo State, in the newspaper “Diário do Commercio” and in the newspaper “Valor Econômico”, national edition, in such terms that will allow the debenture holders the proper follow up of the occurrences during the lifetime of the Debentures, observing, in any case, the legal terms and the terms provided for herein.

3.22 Early Maturity. Observing the provision in Clauses 3.22.1 and 3.22.2 below, the Trustee Agent may declare the early maturity of all obligations object hereof, and require the immediate payment, by Issuer, of the balance of the Nominal Value of Debentures of all series, a dded of the Compensation applicable to each series, and, in case of Debentures of sixth and seventh series, of the Premiums (and further, in the case of Item II below, of arrears charges provided for in Clause 3.17 above, according to provision in Clause 3.22.2 below), on the occurrence of the following events:

I. Decreeing of bankruptcy of Issuer, Vicunha Aços, Vicunha Steel or CSN or filing of a preventive composition with creditors made by Issuer, Vicunha Aços, Vicunha Steel or CSN;

II. Non payment, by Issuer, in relation to Debentures of all series, of the Nominal Value, the Compensation, Amortizations or any other amounts owed to the debenture holders on the date scheduled herein, including the Premiums of Debentures of sixth and seventh series, not remedied within 5 (five) business days, counting from the respective payment date, observing the occasional capitalizations referred to in Clauses 6.4.2 and 7.4.2 below;

III. Non performance, by Issuer, Vicunha Aços, Vicunha Steel or by any of the other Guarantors, of all and any obligations provided for herein, besides those referred to in Item II above, or in the Pledge Agreement (as defined in Clause 11 .1 below), in the Issuer’s Stock Pledge Agreement (as defined in Clause 13.3 below), in the Vicunha Aços’ Stock Pledge Agreement (as defined in Clause 13.2 below), in the Vicunha Steel’s Stock Pledge Agreement (as defined in Clause 13.3 below), or in the shareholders’agreement to be entered into by the Date of Debenture Integralization between the Issuer and BNDESPAR, with third party intervention (“Shareholders’ Agreement”), or in the preemptive agreement for stock purchase to be entered into by the Date of Debenture Integralization between BNDESPAR and the Guarantors (“Preemptive Agreement”), not remedied within 15 (fifteen) days, counting from the date of receipt of written notice sent thereto by the Trustee Agent;

IV. Early maturity of (a) the financing agreements through BNDES’ onlending under terms of BNIDES Resolution 635/87, to be entered into by the Issuer, as borrower and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and BBA Creditanstalt S.A. (“BBA”), as lenders and financial agents of Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES Onlending Agreements”); and/or (b) if any, of the purchase agreement, by Issuer, of the Exchange Stock referred to by Item (b) of Clause 9.7.6 below with term payment (“Exchange Stock Credit Sale and Purchase Agreement”) referred to in (b) of Item I of Clause 9.7.6 below with term payment (“Exchange Stock Credit Sale and Purchase Agreement”);

V. Non compliance with provision in Item VII of Clause 16.1 below;

VI. Non compliance with provision in Item II of Clause 16.2 below;

VII. Non compliance with provision in Item II of Clause 16.3 below; and

VIII. Non-compliance with provision in Item II of Clause 16.4 below;

IX. Reduction of Pledge Stock, added, as the case may be, to the Non-Alienated Exchange Stock (as defined below) below the Minimum Stock Limit, not reinforced within the terms provided for herein or in the Pledge Agreement;

X. Taking, by Issuer, of any loans, debts or obligations or entering of Issuer in the active debt as a result of taxes owed, in aggregate amount equal to or above RS200.000,00 (two hundred thousand reais), annualy adjusted by the IGPM variation (as defined below), on any grounds, observing (a) this Deed of Issue, the BNDES Onlending Agreements and the Exchange Stock Credit Sale and Purchase Agreement; and (b) the Expenses (as defined in (a) o f Item I of Clause 15.1 below), observing, in any case, the provision in Item X of Clause 16.1 below;

XI. Taking, by Vicunha Aços, of any loans, debts or obligations or the entering of Vicunha Aços in the active debt as a result of taxes owed, in aggregate amount equal to or above RS 200.000,00 (two hundred thousand reais), annually adjusted by the IGPM variation, on any grounds;

XII. Taking, by Vicunha Steel, of any loans, debts or obligations or the entering of Vicunha Steel in the active debt as a result of taxes owed, in aggregate amount equal to or above R5200.000.00 (two hundred thousand reais), annually adjusted by the IGPM variation, on any grounds;

XIII. Utilization, by Issuer, of the Additional Resources for any other purpose than those provided for in Clause 15.1 below;

XIV. If the limit of the CSN’s net consolidated financial expenses, including net currency variations and excluding net exchange variations, referring to onerous financial debts, verified based on the balance sheets ended on December 31 and June 30 of each year, in any case, in relation to the 12 (twelve) months preceding the relevant balance sheet, regardless of its accounting treatment, exceeds the lower of:

(a) 30% of EBITDA (profit before interest, income tax. depreciation and amortization) in 2001 and 2002 and 40% in the following years;

(b) EBITDA less (IR + CS + DIV + PIN), where:

IR = income tax payable by CSN;

CS = social contributions payable by CSN;

DIV = dividends effectively paid in the period, necessary to the payment of Amortizations (as defined in Clause 10.3 below) and Compensation (as defined in Clause 10.4 below) applicable to each series of Debentures; and

PIN = CSN own resources destined to investment in CSN and the portion of own resources, advances for future capital increases and other advances made by CSN, associated with net investments in permanent assets, either direct or indirect, made by associated, affiliated companies and similar projects, provided that they are consolidated in both CSN financial statements and direct investment in non-consolidated companies;

XV. Disposal, by CSN, of Core Assets (as defined below) without the previous approval of debenture holders duly assembled in a meeting, holding at least sixty per cent (60%) of Debentures of all outstanding series, with the exception of disposals to companies of which CSN is and remains (a) controlling (a); and (b) holding at least fifty per cent (50%) of their capital stock (for the purposes hereof, “Controlled Companies”), provided that the Core Assets eventually disposed to Controlled Companies should remain subject to the provisions hereof, wherever such Core Assets are once again disposed of by such Controlled Companies. Being understood as CSN core assets those directly employed in the production of steel plates, hot coils, cold coils, galvanized steel and tin sheets, located at the President Vargas Plant (“Core Assets”);

XVI. Disposal by CSN (excepting disposals to Controlled Companies, as defined in the previous item, such purchasing Controlled Companies remaining subject to the same restrictions herein provided for as to subsequent disposals) of the Casa de Pedra Iron Ore Mine Manifest (a) without previous hiring by CSN (or by the Controlled Companies using iron ore in their productive process), directly or indirectly, of iron ore supply (i) in a sufficient amount to assure CSN’s (and/or the respective Controlled Company’s) steel production, considering the capacity implemented at the time, and investments contracted for the Debentures’ remaining term; (ii) for a period equal or longer than the Debentures’ remaining term plus five (5) years; and (iii) with prices and conditions either equal to or better than those practiced, at that time, by the Brazilian steel companies, taking into consideration the quantity, FOB plant price and the period; and (b) without applying, either alternatively or cumulatively, the proceeds from such disposal to the reduction of any CSN consolidated net debt, to the payment of dividends or interest on shareholders’ equity and/or to the increment of the CSN steel activities (“Core Activities”), provided that, however, (i) while the net proceeds from such disposal are not used as provided for in item (b) above, such proceeds shall be maintained in CSN cash (or in fixed-income, non-leveraged financial investments); and (ii) whenever any asset acquired for the purposes of increasing steel activities as per terms of item (b) above is disposed of, the proceeds from such disposal shall have the destination provided for herein. The minimum purchase and sale price of the Casa de Pedra Iron Ore Mine Manifest shall reflect the asset’s economic value. For the purposes of this provision, economic value of the Casa de Pedra Iron Ore Mine

Manifest means the net cash flow in constant currency discounted from the Casa de Pedra Iron Ore Mine Manifest reserve capable of being economically exploited and considering, if applicable, the terms and conditions of contracts involving iron ore of the Casa de Pedra Mine Manifest valid at that time. Such appraisal shall be made by a consulting company or a financial institution of international range, with expertise in the evaluation of the mining and steel industries, duly selected by CSN, such entity having performed, in the last three (3) years, merger or acquisition operations whose selling prices have added up to or above three hundred billion US dollars (USS 300,000,000,000.00) or, provided that however, in case it is impossible to identify such a consulting company or a financial institution fitting in the criteria herein described, that a financial institution shall be selected and hired from among the first five (5) in the latest ranking of mergers and acquisitions, as publicized by Thompson Financial or by its successor, on any grounds;

XVII. Approval by the Vicunha Steel shareholders’ general meeting, board of directors, or executive board, of the following subjects:

(a) Creation or issuance of any security, paper, with or without voting rights, or convertible into stock, including promises, terms or options to purchase, sale or exchange deeds on securities or papers issued by Vicunha Steel, with the exception of issues of non-redeemable stock fully subscribed and paid in by any individual Guarantor, provided that such shares (as well as their inherent rights) shall still be held by individual Guarantors until full compliance, by the Issuer, with all of its obligations provided for herein;

(b) Change in corporate purpose;

(c) Dissolution of Vicunha Steel, under terms of Article 206, Act no. 6,404/76 resulting in (i) loss of controlling power of the Guarantor shareholders of Vicunha Steel over Vicunha Aços; (ii) sharing or restriction of controlling power of Guarantor shareholders of Vicunha Steel over Vicunha Aços, except if the signatory of the agreement, contract or instrument providing for the sharing or restriction of controlling power of individual Guarantors of Vicunha Steel over Vicunha Aços signs a statement substantially in accordance with the terms in Annex I hereto, admitting to know and agree with the terms and conditions of this Deed and undertaking to exercise its direct controlling power over Vicunha Aços and its indirect controlling power over the Issuer with the purpose of having both Vicunha Aços and the Issuer comply with their relevant obligations provided f or herein; and/or (iii) reduction of the Vicunha Steel shareholders’ Guarantors interest in the capital stock of Vicunha Aços below the equivalent to fifty point two per cent (50.2%) of the common stock and/or preferred stock issued by Vicunha Aços; and

(d) Split or merger of Vicunha Steel, or incorporation of Vicunha Steel into another company (or an incorporation of another company by Vicunha Steel) resulting in (i) a reduction in the interest of the Guarantor shareholders of Vicunha Steel or by companies with stock representing one hundred per cent (100%) of the shareholding of Guarantors shareholders of Vicunha Steel, to less than one hundred per cent (100%) of the capital stock of any company or companies resulting from split, merger or incorporation, including, as the case may be, the split, merged, incorporated or incorporating company; and/or (ii) non-compliance with any terms, obligations, conditions or restrictions provided for herein;

XVIII. Approval by the shareholders’ meeting, by the board of directors, or by executive board of Vicunha Aços, of the following subjects:

(a) Creation or issuance of any paper, security, with or without voting rights, or convertible into stock, including promises, terms or options to purchase, sale or exchange on securities and papers issued by Vicunha Aços, resulting, or whose exercise may result in (i) Vicunha Steel’s losing its controlling power over Vicunha Aços; (ii) the sharing or restriction of Vicunha Steel’s controlling power over Vicunha Aços, except if the signatory of the agreement, contract or instrument providing for the sharing or restriction of Vicunha Steel’s controlling power over Vicunha Aços signs a statement substantially in accordance with the terms in Annex I hereto, admitting to know and agree with the terms and conditions of this Deed and undertaking to exercise its direct controlling power over Vicunha Aços and its indirect controlling power over the Issuer with the purpose of having both Vicunha Aços and the Issuer comply with their relevant obligations provided for herein; and/or (iii) reduction of Vicunha Steel’s interest in the Vicunha Aços’ capital stock to less than the equivalent to fifty point two per cent (50.2%) of the common shares or preferable shares issued by Vicunha Aços;

(b) Change in common shares’ preferences, advantages and conditions;

(c) Change in the corporate purpose;

(d) Dissolution of Vicunha Aços, under terms of Article 206, Act no. 6,404/76 resulting in (i) Vicunha Steel’s losing, sharing or restricting its controlling power over the Issuer; and/or (ii) a reduction of Vicunha Steel’s interest in the Issuer’s capital stock to less than one hundred per cent (100%) of the stock issued by the Issuer; and

(e) Split or merger of Vicunha Aços, or incorporation of Vicunha Steel into another company (or incorporation of another company by Vicunha Aços) resulting in (i) loss of Vicunha Steel’s controlling power over the company or companies resulting from the split, merger or incorporation, including, as the case may be, the split, merged, incorporated or incorporating company; (ii) sharing or restriction of Vicunha Steel’s controlling power over the company or companies resulting from the split, merger, or incorporation, including, as the case may be, the split, merged, incorporated or incorporating company, except if the subscriber of the agreement, contract or instrument providing for the sharing or restriction of Vicunha Steel’s controlling power over the company or companies resulting from the split, merger or incorporation, signs a statement substantially in terms of Annex I hereto, admitting to know and agree with the terms and conditions of this Deed and undertaking to exercise its direct controlling power over such companies as well as its indirect power of control over the Issuer with the purpose of having such companies and the Issuer comply with all of their relevant obligations provided for herein; (iii) reduction of the interest by the company or companies resulting from the split, merger or incorporation, including, as the case may be, the split, merged, incorporated or incorporating company, in the Issuer’s capital stock to less than one hundred per cent (100%) of the stock issued by the Issuer; and/or (iv) reduction of Vicunha Steel’s interest in the capital stock of the company or companies resulting from the split, merger or incorporation, including, as the case may be, the split, merged, incorporated or incorporating company which are the holders of one hundred per cent (100%) of the stock issued by the Issuer, to less than fifty point two per cent (50.2%) of the common shares and/or preferable shares issued by such company or companies;

XIX. Approval by the shareholders’ meeting, by the board of directors, or by executive board of the Issuer, of the following subjects:

(a) Creation or issuance of any paper or security, with or without voting rights, or convertible into stock, including promises, terms or options to purchase, sale or exchange on papers or securities issued by the Issuer, with the exception of issues of non-redeemable stock fully subscribed and paid in by Vicunha Aços, provided that such shares (as well as their inherent rights) remain held by Vicunha Aços until full compliance, by the Issuer, with all of its obligations provided for herein;

(b) Change in common shares’ preferences, advantages and conditions;

(c) Change in the corporate purpose;

(d) Dissolution under terms of Article 206, Act no. 6.404/76;

(e) Split or merger of the Issuer, or incorporation of the Issuer into another company (or incorporation of another company by the Issuer); and

(f) Signature, by the Issuer, of an agreement, contract or instrument providing for the loss, sharing, restriction or transfer of the Issuer’s control over CSN;

XX. Approval by the shareholders’ meeting, by the board of directors or by the executive board of CSN, of the following subjects:

(a) Creation or issuance of any security, with or without voting rights, or convertible into stock, including promises, terms or options to purchase, sale or exchange on papers and securities issued by CSN, which may result or whose exercise my result in a reduction of the Issuer’s interest in CSN capital stock;

(b) Creation or issuance of preferred shares;

(c) Change in common shares’ preferences, advantages and conditions;

(d) Change of CSN corporate purpose resulting in any CSN shareholder’s right to withdraw;

(e) Dissolution of CSN under terms of Article 206 of Act no. 6,404/76;

(f) Split of CSN resulting in the reduction of the Issuer’s interest in the capital stock of the company or companies resulting from such CSN split, including, as the case may be, the split company itself at a percentage lesser than the Issuer’s interest in the capital stock of CSN at the time immediately before the effect of the split, if still above the Minimum Stock Limit; and

(g) Merger of CSN or incorporation of CSN into another company (or incorporation of another company by CSN) resulting in (a) loss, sharing or restriction of the Issuer’s controlling power over the company or companies resulting from the merger or incorporation, including, as the case may be, the merged, incorporated or incorporating company itself; and/or (b) reduction of the Issuer’s interest in the capital stock of the company or companies resulting from the merger or takeover, including, as the case may be, the merged, incorporated or incorporating company itself at a percentage lesser than the Issuer’s participation in the capital stock of CSN at the time immediately before the effect of any of such operations; and/or (c) violation or default, by any party hereto, of any clause, condition or obligation provided for herein, without the previous approval (i) during twenty-seven (27) months counting from the Date of Issue, by BNDESPAR., as responsible for the Pledge excussion under terms of Clause 11 .3 below, jointly with debenture holders duly assembled in a meeting, holding at least seven per cent (7%) of outstanding Debentures of all series; and (ii) after twenty-seven (27) months counting from the Date of Issue, by BNDESPAR, as responsible for the Pledge exccussion, jointly with debenture holders, duly gathered in a meeting, holding at least three per cent (3%) of outstanding Debentures of all series;

XXI. Valid protest of bonds against any of the other Guarantors (who are or have been, in the six [6] months before the protest date. shareholders of Vicunha Steel, Vicunha Aços, the Issuer or CSN, whose unit or aggregated value, yearly adjusted by the IGPM variation, is equal to or higher than (a) in relation to each of the other Guarantors (who are or have been, in the six [6] months before the protest date, shareholders of Vicunha Steel, Vicunha Aços, or the Issuer), one million Reais (RSI.000.000,00); (b) concerning Vicunha Steel, two hundred thousand Reais (RS200.000,00); (c) concerning Vicunha Aços, two hundred thousand Reais (R5200.000,00); (d) concerning the Issuer, two hundred thousand Reais (R$200.000,00); and (e) concerning CSN, forty-five million Reais (R$45.000.000,00), except if the protest has been prompted by a third party’s error or bad faith, provided it is validly attested by the other Guarantors (who are or have been, along the six [6] months before the protest date, shareholders of Vicunha Steel, Vicunha Aços, or the Issuer), by Vicunha Steel, by Vicunha Aços, by the Issuer or by CSN, as the case may be, or if it is cancelled, or even if the protested bonds’ value becomes the object of a court deposit, in any case, within a maximum period of five (5) business days, counting from such occurrence; and

XXII. Early maturity of any debt of any one of the other Guarantors (who are or have been, along the six [6] months before the declaration of early maturity, shareholders of Vicunha Steel, Vicunha Aços, or the Issuer), of Vicunha Steel, of Vicunha Aços, of the Issuer or of CSN, whose value, either unit or aggregated, yearly adjusted by the IGPM variation, is equal to or higher than (a) concerning each one of the other Guarantors (who are or have been, in the six [6] months before the date of declaration of early maturity, shareholders of Vicunha Steel, Vicunha Aços, or the Issuer), one million Reais (R$ 1.000.000,00); (b) concerning Vicunha Steel, two hundred thousand reais (RS200.000,00); (c) concerning Vicunha Aços, two hundred thousand reais (R$200.000,00);

(d) regarding the Issuer, RS200,000.00 (two hundred thousand reals); and (e) regarding CSN, RS45,000,000.00 (forty-five million reals), or the characterization in arrears of any of the other Guarantors (who are or were shareholders of Vicunha Steel, of Vicunha Aços or of the Issuer within the 6 (six) months before the constitution of arrears), of Vicunha Steel, of Vicunha Aços, of the Issuer or of CSN for delay in the payment of obligations of the same amount, or whose amount could, in any way, harm the fulfillment of the pecuniary obligations of the other Guarantors (who are or were shareholders of Vicunha Steel, of Vicunha Aços or of the Issuer within the 6 (six) months before the date of the declaration of early maturity or the constitution of arrears), of Vicunha Steel, of Vicunha Aços, of the Issuer or of CSN arising from this Deed of Issue.

3.22.1 In the occurrence of any of the events provided for in sections Ito XIV of Clause 3.22 above, the Debentures of all series will become automatically due, regardless of notice or judicial or extra-judicial notification. In the occurrence of any of the events provided for in sections XV to XXII of Clause 3.22 above, the Trustee Agent shall call, within a maximum term of 15 (fifteen) days counted from the date of the verification of the occurrence by the Trustee Agent, a debenture holders’ meeting of all series, to be held within the minimum term stipulated by law, in order to, if it should so be approved by debenture holders of, at least, 40% (forty percent) of the outstanding Debentures of all series, declare the early maturity of the Debentures of all series, and in case the Issuer proves that the event object of the call of the general debenture holders’ meeting was remedied before the date of its holding, the debenture holders may, by decision of, at least, 10% (ten percent) of the outstanding Debentures of all series, deliberate for the non-declaration of early maturity. It is forthwith agreed and covenanted that inobservance, by the Trustee Agent, of the term to which this Clause refers will in no event result in the loss of the right to call the debenture holders’ meeting.

3.22.2 In the occurrence of early maturity, the Issuer hereby undertakes to proceed with the payment of the balance of the Nominal Value of the Debentures of all series, increased with the Compensation applicable to each series and, in the case of the sixth and seventh series Debentures, with the Premiums (and further, in the case of section II of Clause 3.22 above, with the arrears charges), calculated pro rata temporis as from the Date of Issue or the date of the last payment of the Compensation applicable to each series until the date of its effective payment, within 2 (two) working days counted from a communication to this purpose, to be sent by the Trustee Agent to the Issuer via protocolized letter, under the penalty of, if not doing so, being also liable for the payment of the arrears charges stipulated in Clause 3.17 above, which, in the case provided for in section II of Clause 3.22 above, will be calculated from the original due date of the defaulted obligation.

3.22.3 Should the payment mentioned in Clause 3.22.2 above not take place, then the BNDESPAR, jointly with the Trustee Agent, will proceed with the extra-judicial excussion of the Pledge, under terms of Clause XI below, without prejudice of simultaneously executing the Guarantee under terms of Clause XII below and, under observance of the provisions of Clause 13.4 below, will proceed with the extra-judicial excussion of the Issuer’s Shares Pledge, of Vicunha Aços’ Shares Pledge and/or of Vicunha Steel’s Shares Pledge.

IV
CHARACTERISTICS OF THE FIRST SERIES DEBENTURES

4.1 Quantity. The first series will comprise 1,174 (one thousand, one hundred and seventy-four) Debentures.

4.2 Term and Maturity Date. The term of the first series Debentures will be 27 (twenty-seven) months, counted from the Date of Issue, maturing, therefore, on June 15, 2003.

4.3 Payment of the Nominal Value. The Nominal Value of the first series Debentures will be paid in a lump sum, on June 15, 2003, at the time of the maturity of the first series Debentures.

4.4 Compensation. The Nominal Value of the first series Debentures shall be added of a compensating interest equivalent to 100% (one hundred percent) of the average rate of the one day inter-financial deposits, referred to as DI rate, “over extra group”, expressed in the per annum percent form, base 252 working days, calculated and announced by CETIP (“DI Rate”), increased with an effective surcharge of maximum 1% (one percent) per annum (“Surcharge”), pursuant to the formula below. This Surcharge will be defined in a bookbuilding process which purposes are promoting interest surveys with the investors’ market, maximizing the demand and minimizing the Surcharge of 1% (one percent) per annum. Once the bookbuilding process closed, the modification of the Surcharge mentioned herein will be approved by the Issuer board of directors, consigned in the minutes of a meeting of the board of directors, being the object of an addendum to this Deed of Issue (“Compensation of the First Series”). The Compensation of the First Series of Debentures will be paid in 3 (three) annual and successive installments, as from June 15, 2001, except for the first payment, which will be calculated pro rata temporis, the first payment taking place on June 15, 2001 and the last one on June 15, 2003, at the time of maturity of the Debentures.

JR= VN x[(fl x f2......x fj) - l]

Where:

JR = amount of the Compensation of the First Series to be paid on the date of its payment;

VN = Nominal Value of the Debenture at the beginning of the Capitalization Period (as defined below);

(f1 x f2. . . .x f~) = accumulated DI Rate variation factor, between the commencement date (included) and the end date (excluded) of the Capitalization Period, calculated as per formula below:
          (    DIji~aic  ~252 (     S ~
fj=l+ I 1+   I –I + i1+–i-~~–I
          (100)  ~ 100)

Where:

fj = DI Rate factor referring to day “j”;

DIj Rate = DI Rate, in percentage per annum, base 252 days, calculated and announced by CETIP, referring to day “j”; and

S = Surcharge to be defined in a bookbuilding process under the terms hereof.

“Capitalization Period” of the First Series Compensation is defined as the time interval during which the First Series Compensation will be exponentially accumulated. The amount of the First Series Compensation will be added to the Nominal Value for purposes of calculation of the outstanding balance of the first series Debentures. The payment of the First Series Compensation will be due only at the end of the Capitalization Period, without prejudice of the other maturities stipulated in this Deed of Issue. The first Capitalization Period starts on the Date of Issue and ends on the date of the first payment of First Series Compensation. The other Capitalization Periods start on the due date of the previous Capitalization Period and ends on the due date of the following First Series Compensation, each Capitalization Period following the previous one with no interruption.

In case the DI Rate is not available at the time of calculation of the amount of any obligation stipulated in this Deed of Issue, the last applicable value of the DI Rate available on that date will apply, with no financial compensations being owed, neither by the Issuer, nor by the debenture holders, when the applicable DI Rate is announced.

In absence of calculation and/or announcement of the DI Rate for a term longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of the DI Rate or of impossibility of application by legal imposition or court decision, the legal parameter that may be determined, if any, will be used to replace it. In its absence, the Trustee Agent shall call a general meeting of debenture holders of all series, to be held within a maximum term of 20 (twenty) days counted as from the date of the event, to deliberate, by mutual agreement with the Issuer, the new parameter to be applied for compensation of the Debentures, which, besides preserving the actual value of the first series Debentures, compensates the first series Debentures at the same levels as before. In case the debenture holders, in a meeting, representing 50% (fifty percent), at least, of the Debentures of all series, do not approve the Issuer’s proposal on the new parameter, the outstanding first series Debentures shall be purchased or redeemed in their totality at their Nominal Value, added of the First Series Compensation due until the date of purchase or redemption, calculated pro rata temporis, from the date of the last payment of the First Series

Compensation. The purchase or redemption mentioned in this Clause will not be added of a premium of any nature. Until the moment of the definition of the new parameter or of the purchase or redemption date, as the case may be, it is forthwith agreed that a compensation will be used, equivalent to the percentage rate of the First Series Compensation to which the first series Debentures were entitled within the period of 30 (thirty) days immediately before the call of said meeting, calculated pro rata temporis from the date of the event to the date on which the debenture holders and the Issuer reach an agreement as to the new parameter, or until the payment date of the purchase or redemption amount, as the case may be.

V
CHARACTERISTICS OF THE SECOND SERIES DEBENTURES

5.1 Quantity. The second series will comprise 3,522 (three thousand, five hundred and twenty-two) Debentures.

5.2 Term and Maturity Date. The term of the second series Debentures will be 3 (three) months, counted from the Date of Issue, maturing, therefore, on June 15, 2001.

5.3 Payment of the Nominal Value. The Nominal Value of the second series Debentures will be paid in one lump sum, together with the Second Series Compensation, on June 15, 2001, at the time of maturity of the second series Debentures.

5.4 Compensation. The Nominal Value of the second series Debentures shall be added of compensating interest equivalent to 101% (one hundred and one percent) of the DI Rate, pursuant to the formula below (“Second Series Compensation”). The Second Series Compensation will be paid in a lump sum, together with the payment of the Nominal Value of the second series Debentures, on June 15, 2001, at the time of maturity of the second series Debentures.

JR   VN   x   [(fl x f2...x fj])   -   1]

Where:

JR = amount of the Second Series Compensation to be paid on the date of its payment;

VN = Nominal Value of the Debenture at the beginning of the Capitalization Period (as defined below);

(f1 x f2.. . . x f) = accumulated DI Rate variation factor, between the start date (included) and the final date (excluded) of the Capitalization Period, calculated as per the formula below
        fj=1+ 1i+D~~~ ~252   xl,01
100 )

Where:

fj = DI rate factor referring to day “j”; and

DI~ Rate = DI Rate, in percentage per annum, base 252 days, calculated and announced by CETIP, referring to day “j”.

“Capitalization Period” of the Second Series Compensation is defined as the time interval during which the Second Series Compensation will be exponentially accumulated. The amount of the Second Series Compensation will be added to the Nominal Value for purposes of calculation of the outstanding balance of the second series Debentures. The payment of the Second Series Compensation will be due only at the end of the Capitalization Period, without prejudice of the other maturities stipulated herein.

In case the DI Rate is not available at the time of the calculation of the amount of any obligation stipulated in this Deed of Issue, the last applicable amount of the DI Rate available on that date will apply, with no financial compensations being owed, neither by the Issuer, nor by the debenture holders, when the applicable DI Rate is announced.

In absence of calculation and/or announcement of the DI Rate for a term longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of the DI Rate or of impossibility of application by legal imposition or court decision, the legal parameter that may be determined, if any, will be used to replace it. In its absence, the Trustee Agent shall call a general meeting of debenture holders of all series, to be held within a maximum term of 20 (twenty) days counted from the date of the event, to deliberate, by mutual agreement with the Issuer, the new parameter to be applied for compensation of the Debentures, which, besides preserving the actual value of the second series Debentures, compensates the second series Debentures at the same levels as before. In case the debenture holders, in a meeting, representing 50% (fifty percent), at least, of the Debentures of all series, do not approve the Issuer’s proposal on the new parameter, the outstanding second series Debentures n shall be purchased or redeemed in their totality at their Nominal Value, added of the Second Series Compensation due until the date of purchase or redemption, calculated pro rata temporis, from the date of the last payment of the Second Series Compensation. The purchase or redemption mentioned in this Clause will not be added of a premium of any nature. Until the moment of the definition of the new parameter or of the purchase or redemption date, as the case may be, it is forthwith agreed that a compensation will be used, equivalent to the percentage rate of the Second Series Compensation to which the second series Debentures were entitled within the period of 30 (thirty) days immediately before the call of said meeting, calculated pro rata temporis from the date of the event to the date on which the debenture holders and the Issuer reach an agreement as to the new parameter, or until the payment date of the purchase or redemption amount, as the case may be.

VI
CHARACTERISTICS OF THE THIRD SERIES DEBENTURES

6.1 Quantity. The third series will comprise 1,468 (one thousand, four hundred and sixty-eight) Debentures.

6.2 Term and Maturity Date. The term of the third series Debentures will be 75 (seventy-five) months, counted from the Date of Issue, maturing, therefore, on June 15, 2007.

6.3 Amortization. The Nominal Value of the third series Debentures will be paid pursuant to the following schedule (“Amortization of the Third Series”):

Date	Amount of each Amortization Installment
June 15, 2004	RS58,720,000.00 (fifty-eight million, seven hundred and twenty thousand reals)
June 15, 2005	RS39,140.000.0O (thirty-nine million, one hundred and forty thousand reals)
June 15, 2006	RS19,580,000OO (nineteen million, five hundred and eighty thousand reals)
June 15, 2007	100% (one hundred percent) of the amount of the remaining outstanding balance

6.4 Compensation. The third series Debentures will be entitled to the compensation stipulated in this Clause (“Third Series Compensation”).

6.4.1 Currency Indexation. The Nominal Value and each installment of Amortization of the Third Series provided for in the payment schedule in Clause 6.3 above shall be currency adjusted by the variation of the General Market Price Index, calculated and announced by the Getúlio Vargas Foundation (“IGPM”), from the Date of Issue to the date of the respective payment, pursuant to the formula below:
        NI 1d~1  ~NI ~-  NI
        VNa = \TNe x– I x –=-x ... x
        NI0]   [NI,    NI~_

where:

VNa = adjusted Nominal Value;

VNe = Nominal Value or balance of the Nominal Value, as the case may be;

NI0 = value of the IGPM of the month prior to the starting month of adjustment;

NI1 = value of the IGPM of the starting month of adjustment;

NI2 = value of the IGPM of the month subsequent to the starting month of the adjustment;

NI~ = value of the IGPM from the month before the adjustment month2 to the anniversary date of the third series Debentures. After the anniversary date, value of the IGPM of the adjustment month2

NI~~ = value of the IGPM of the month before month “n”;

dcp = number of days elapsed from the last base-date4 to the adjustment date;

dct = number of elapsed days between the last and the following base date4.

Remarks:

1) If, in the adjustment month, the index number is not available yet, the last available variation of the price index in question will be used NLH. NI

2) Adjustment month is the month between the two consecutive anniversary dates of the asset in question.

3) Anniversary date is the day of the maturity date.

4) Base date is the anniversary date in each month.

The IGPM shall be utilized taking into consideration an identical number of decimal places announced by the agency responsible for its calculation.

The IGPM will apply on the shortest period allowed by the current legislation, without need for adjustment to the Deed of Issue or any other formality.

In case of temporary unavailability of the IGPM at the moment of the calculation of the amount of any obligation stipulated in this Deed of Issue, the last IGPM announced, calculated pro rata temporis per elapsed days will be used to replace it, however, no financial compensations whatsoever will be due, neither by the Issuer, nor by the debenture holders.

In the absence of calculation and/or announcement of the IGPM for a term longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of IGPM or impossibility of application by legal imposition or court decision, the legal parameter that may be determined, if any, will be used to replace it. In its absence, the Trustee Agent shall call a general meeting of debenture holders of all series, to be held within a maximum term of 20 (twenty) days counted from the date of the event. to deliberate, by mutual agreement with the Issuer, the new parameter to be applied for compensation of the Debentures, which, besides preserving the actual value of the third series Debentures, compensates the third series Debentures at the same levels as before. In case the debenture holders, in a meeting, representing 50% (fifty percent), at least, of the Debentures of all series, do not approve the Issuer’s proposal on the new parameter, the outstanding third series Debentures shall be purchased or redeemed in their totality at the balance of their Nominal Value, amortized pursuant to Clause 6.4 above, added of the Third Series Compensation due until the date of purchase or redemption, calculated pro rata temporis, from the date of the last payment of the Third Series Compensation. The purchase or redemption mentioned in this Clause will not be added of a premium of any nature. Until the moment of the definition of the new parameter or of the purchase or redemption date, as the case may be, it is forthwith agreed that a compensation will be used, equivalent to the percent rate of the Third Series Compensation to which the third series Debentures were entitled within the period of 30 (thirty) days immediately before the call of said meeting, calculated pro rata temporis from the date of the event to the date on which the debenture holders and the Issuer reach an agreement as to the new parameter, or until the payment date of the purchase or redemption amount, as the case may be.

6.4.2 Compensating Interest. The third series Debentures will be granted compensating interest of 8.8% (eight units and eight decimals percent) per annum, due on the non-amortized balance of the Nominal Value adjusted pursuant to Clause 6.4.1 above, exponentially calculated per elapsed days, based on one year of 360 (three hundred and sixty) days, from the Date of Issue to the payment date of the compensating interest, pursuant to the formula below, to be paid in 7 (seven) annual and successive installments, from June 15, 2001 or, if the amount available for payment of interest referring to the third and fourth series Debentures, under the terms of this Clause and of Clause 7.4.2 below, is equal to or lower than the necessary for the payments mentioned herein, the available amount will be pro-rated among the third, fourth, fifth, sixth and seventh series Debentures, the remaining balance being capitalized and paid, pro rata, along with the first payment of the other capitalized interest installments or, in any case, on June 15, 2002. The last payment will take place on June 15, 2007, at the time of maturity of the third series Debentures.

“Interest Effective Time” is defined as the time period during which the interest calculation criterion defined by the Issuer’s board of directors or by the special general meeting, closing on the date of the corresponding re-pricing, if any, remains constant;

“Capitalization Period” is defined as the time interval that starts on the Date of Issue, in the case of the first Capitalization Period, or on the immediately prior date scheduled for payment of the interest, in the case of the other Capitalization Periods, and ends on the date scheduled for payment of interest corresponding to the period. Each Capitalization Period follows the previous one with no interruption.

The calculation of interest will obey the following formula:

( rate~
J=VNax 1+– I –1
~        100)

where:

J = amount of the interest due at the end of each Capitalization Period;

VNa = Nominal Value or balance of the Nominal Value, adjusted as the case may be, described previously;

rate = 8.8% (eight units and eight decimals percent) per annum; N = 360 (three hundred and sixty) elapsed days; and

n = number of elapsed days between the date of the next event and the date of the previous event.

VII
CHARACTERISTICS OF THE FOURTH SERIES DEBENTURES

7.1 Quantity. The fourth series shall comprise 1,468 (one thousand, four hundred and sixty-eight) Debentures.

7.2 Term and Maturity Date. The term of the fourth series Debentures will be 63 (sixty-three) months, counted from the Date of Issue, maturing, therefore, on June 15, 2006.

7.3 Amortization. The Nominal Value of the fourth series Debentures will be paid pursuant to the following schedule (“Amortization of the Fourth Series”):

Date	Amount of each Amortization Installment
June 15, 2004	R529.360,00000 (twenty-nine million, three hundred and sixty thousand reals)
June 15, 2005	R$48,940.000.00 (forty-eight million, nine hundred and forty thousand reals)
June 15, 2006	100%(one hundred percent) of the amount of the remaining outstanding balance

7.4 Compensation. The fourth series Debentures will be entitled to the compensation stipulated in this Clause (“Fourth Series Compensation”).

7.4.1 Currency Indexation. The Nominal Value and each Fourth Series Amortization installment provided for in the payment schedule of Clause 7.3 above will be currency adjusted by the variation of the IGPM, from the Date of Issue to the date of the respective payment, pursuant to the formula below:

d~p!
        [NI Th [NI,1~  [NI 1~
VNa = VINe x I ~- I x I –c- I x ... x I JL
        [NI0]  [NI1 ]  [NI~

where:

VNa = adjusted Nominal Value;

VNe = Nominal Value or balance of the Nominal Value, as the case may be;

NI0 = value of the IGPM of the month prior to the starting month of the adjustment;

NI1 = value of the IGPM of the starting month of the adjustment;

NI2 = value of the IGPM of the month subsequent to the starting month of the adjustment;

NI~ = value of the IGPM from the month before the adjustment month2 to the anniversary date of the fourth series Debentures. After the anniversary date, the IGPM value of the adjustment month2

= value of the IGPM of the month before month “n”;

dcp = number of days elapsed from the last base date4 to the adjustment date;

dct = number of elapsed days between the last and the next base date4.

Remarks:

1) If, in the adjustment month, the index number is not yet available, the last available variation of the price index in question will be used r -~----
~        NI

2) Adjustment month is the month between the two consecutive anniversary dates of the asset in question.

3) Anniversary date is the day of the maturity date.

4) Base date is the anniversary date in each month.

The IGPM will be used taking into consideration an identical number of decimal places announced by the agency responsible for its calculation.

The IGPM will apply on the shortest period allowed by the current legislation, with no need for adjustment to the Deed of Issue or any other formality.

In case of temporary unavailability of the IGPM at the moment of the calculation of the amount of any obligation stipulated in this Deed of Issue, the last IGPM announced, calculated pro rata temporis per elapsed days will be used to replace it, however, no financial compensations whatsoever will be due, neither by the Issuer, nor by the debenture holders.

In the absence of calculation and/or announcement of the IGPM for a term longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of the IGPM or of impossibility of application by legal imposition or court decision, the legal parameter that may be determined, if any, will be used to replace it. In its absence, the Trustee Agent shall call a general meeting of debenture holders of all series, to be held within a maximum term of 20 (twenty) days counted from the date of the event, to deliberate, by mutual agreement with the Issuer, the new parameter to be applied for compensation of the Debentures, which, besides preserving the actual value of the fourth series Debentures, compensates the fourth series Debentures at the same levels as before. In case the debenture holders, in a meeting, representing 50% (fifty percent), at least, of the Debentures of all series, do not approve the Issuer’s proposal on the new parameter, the fourth series outstanding Debentures shall be purchased or redeemed in their totality at the balance of their Nominal Value, amortized pursuant to Clause 7.4 above, added of the Fourth Series Compensation due until the date of purchase or redemption, calculated pro rata temporis, from the date of the last payment of the Fourth Series Compensation. The purchase or redemption mentioned in this Clause will not be added of a premium of any nature. Until the moment of the definition of the new parameter or of the purchase or redemption date, as the case may be, it is forthwith agreed that a compensation will be used equivalent to the percentage rate of the Fourth Series Compensation to which the fourth series Debentures were entitled within the period of 30 (thirty) days immediately before the call of said meeting, calculated pro rata temporis from the date of the event to the date on which the debenture holders and the Issuer reach an agreement as to the new parameter, or until the payment date of the purchase or redemption amount, as the case may be.

6.4.2 Compensating Interest. The fourth series Debentures will be granted compensating interest of 8.8% (eight units and eight decimals percent) per annum, due on the non-amortized balance of the Nominal Value adjusted pursuant to Clause 7.4.1 above, exponentially calculated per elapsed days, based on one year of 360 (three hundred and sixty) days, from the Date of Issue to the payment date of the compensating interest, pursuant to the formula below, to be paid in 7 (seven) annual and successive installments, from June 15, 2001 or, if the amount available for payment the interest referring to the fourth and fourth series Debentures, under the terms of this Clause and of Clause 6.4.2 above, is equal to or lower than the necessary for the payments mentioned herein, the available amount will be pro-rated among the third, fourth, fifth, sixth and seventh series Debentures, the remaining balance being capitalized and paid, pro rata, along with the first payment of the other capitalized interest installments or, in any case, on June 15, 2002. The last payment will take place on June 15, 2006, at the time of maturity of the fourth series Debentures.

“Interest Effective Time” is defined as the time space during which the interest calculation criterion defined by the Issuer’s board of directors or special meeting, closed on the date of the corresponding re-stipulation, if any, remains constant;

“Capitalization Period” as the time interval that starts on the Date of Issue, in the case of the first Capitalization Period, or on the immediately prior date scheduled for payment of the interest, in the case of the other Capitalization Periods, and ends on the date scheduled for payment of interest corresponding to the period. Each Capitalization Period follows the previous one with no interruption.

The calculation of interest will obey the following formula:

J=VNax (l+~~ –1
~        100)

where:

J = amount of the interest due at the end of each Capitalization Period;

VNa = Nominal Value or balance of the Nominal Value, adjusted as the case may be, described previously;

rate = 8.8% (eight units and eight decimals percent) per annum;

N = 360 (three hundred and sixty) elapsed days; and

n = number of elapsed days between the date of the next event and the date of the previous event.

VIII
CHARACTERISTICS OF THE FIFTH SERIES DEBENTURES

8.1 Quantity. The fifth series will comprise of 3,346 (three thousand, three hundred and forty-six) Debentures.

8.2 Term and Maturity Date. The term of the fifth series Debentures will be 120 (one hundred and twenty) months, counted from the Date of Issue, maturing, therefore, on March 15, 2011.

8.3 Amortization. The Nominal Value of the fifth series Debentures will be paid pursuant to the following schedule (“Fifth Series Amortization”).

Date	Percentage of Nominal Value
June 15, 2005	7.13% (seven units and thirteen hundredths percent)
June 15, 2006	9.43% (nine units and forty-three hundredths percent)
June 15, 2007	14.05% (fourteen units and five hundredths percent)
June 15. 2008	16.8 1% (sixteen units and eighty-one hundredths percent)
June 15, 2009	16.98% (sixteen units and ninety-eight hundredths percent)
June 15, 2010	21.13% (twenty-one units and thirteen hundredths percent)
March 15. 201 1	100% (one hundred percent) of the amount of the remaining debit balance

8.4 Compensation. The fifth series Debentures will be entitled to a compensation of 3.75% (three units and seventy-five hundredths percent) per annum, as spread, calculated above the Long Term Interest Rate, announced by the Central Bank of Brazil (“TJLP”), pursuant to the provisions below (“Fifth Series Compensation”):

I. When the TJLP is higher than 6% (six percent) per annum:

(a) The amount corresponding to the installment of the TJLP that should exceed 6% (six percent) per annum will be capitalized on June 15, every year, and calculated by means of the incidence of the following capitalization term on the outstanding balance, being considered therein all financial events occurred in the period:
        TC =   [(1 + LTIR)/1,06]~36° – 1, where:

TC = Capitalization term;

TJLP = Long Term Interest Rate, announced by the Central Bank of Brasil; and

n = number of days existing between the date of the financial event and the capitalization date, being understood as a financial event all and any fact of financial nature which results or may result in alteration of the outstanding balance of the fifth series Debentures; and

(b) The percentage of 3.75% (three units and seventy-five hundredths percent) per annum above the TJLP (spread), mentioned in the caption of this Clause, added of the non-capitalized portion of the TJLP of 6% (six percent) per annum, will be due on the outstanding balance, on the payment dates of the Fifth Series Compensation to which Clause 8.4.2 below refers, or on the maturity or liquidation date of the fifth series Debentures, being taken into consideration, for the daily calculation of the Fifth Series Compensation, the number of days elapsed between the date of each financial event and the payment dates of the Fifth Series Compensation;

II. When the TJLP is equal to or lower than 6% (six percent) per annum, the percentage of 3.75% (three units and seventy-five hundredths percent) per annum above the TJLP (spread), mentioned in the caption of this Clause, added of the TJLP, will be due on the outstanding balance on the payment dates of the Fifth Series Compensation mentioned in Clause 8.4.2 below or on the maturity or liquidation date of the fifth series Debentures, being taken into consideration, for the daily calculation of the Fifth Series Compensation, the number of days elapsed between the date of each financial event and the payment dates of the Fifth Series Compensation.

8.4.1 The amount referred to in Paragraph (a) of section I of Clause 8.4 above, will be capitalized, incorporating the debt principal, and due on the payment dates of the Fifth Series Amortization.

8.4.2 The amount calculated under terms of Paragraph (b) of section 1 or of section II of Clause 8.4 above will be due annually, from June 15, 2001 on the same day and month of the subsequent years during the grace period and the Fifth Series Amortizations, except for the first and last payments, which will be calculated pro rata temporis, the first payment taking place on June 15, 2001 and the last one on March 15, 2011, at the time of maturity of the fifth series Debentures, or on the maturity or liquidation date of the Debentures, and in case the Issuer doesn’t have resources to pay part or the total of the two first installments of the Fifth Series Compensation due on June 15, 2001 and June 15, 2002, the unpaid amount will be capitalized and amortized along with the installments of the Fifth Series Amortizations (“Fifth Series Due and Capitalized Interest”).

8.4.3 The capitalized Fifth Series Compensation will be added to the Nominal Value of the fifth series Debentures for the calculation of the payment of the subsequent Fifth Series Amortization and Fifth Series Compensation.

8.4.4 In case the TJLP is not available at the time of calculation of the amount of any obligation provided for herein, the last applicable value of the TJLP available on that date will apply, no financial compensations whatsoever being due, neither by the Issuer, nor by the debenture holders, when the applicable TJLP is announced.

In the absence of calculation and/or announcement of the TJLP longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of the TJLP or impossibility of application by legal imposition or court decision, it will be used, at the discretion of the debenture holders of this series, in a meeting called especially for that purpose, (i) the new compensation criterion of the resources originating from the PIS/PASEP Equity Fund and of the Workers’ Protection Fund – FAT; or (ii) another one indicated by the debenture holders, which, besides preserving the real value of the fifth series Debentures, compensates the fifth series Debentures at the same levels as previously.

8.4.5 Should the legal compensation criterion of resources originating from the PISIPASEP Equity Fund and of the Workers’Protection Fund – FAT be replaced, and if, as a consequence, the compensation criterion of the financing agreements by means of credit opening for on-lending of funds to the Issuer is altered, then the Fifth Series Compensation may, at the discretion of the debenture holders owning the majority of the fifth series Debentures, in a meeting called especially for this purpose, be altered to reflect this new compensation criterion of the BNDES’ on-lending agreements.

IX
CHARACTERISTICS OF THE SIXTH SERIES DEBENTURES

9.1 Quantity. The sixth series will comprise 3,052 (three thousand and fifty-two) Debentures.

9.2 Term and Maturity Date. The term of the sixth series Debentures will be 120 (one hundred and twenty) months counted from the Date of Issue, maturing, therefore, on March 15, 2011.

9.3 Amortization. The Nominal Value of the sixth series Debentures will be paid pursuant to the following schedule (“Sixth Series Amortization”).

Date	Percentage of the Nominal Value
June 15, 2005	7.13% (seven units and thirteen hundredths percent)

June 15. 2006	9.43% (nine units and forty-three hundredths percent)
June 15, 2007	14.05% (fourteen units and five hundredths percent)
June 15, 2008	16.81% (sixteen units and eighty-one hundredths percent)
June 15, 2009	16.98% (sixteen units and ninety-eight hundredths percent)
June 15, 2010	21.13% (twenty-one units and thirteen hundredths percent)
March 15, 2011	100% (one hundred percent) of the amount of the remaining debit balance

9.4 Compensation. The sixth series Debentures will be entitled to a compensation of 5% (five percent) per annum, as spread, calculated above the TJLP, pursuant to the provisions below (“Sixth Series Compensation”):

When the TJLP is above 6% (six percent) per annum:

(a) The amount corresponding to the TJLP portion that should exceed 6% (six percent) per annum will be capitalized on June 15, every year until the maturity, redemption or liquidation of the sixth series Debentures, and calculated by means of the incidence of the following capitalization term on the outstanding balance, being included therein all financial events occurred in the period:
        TC =   [(1 + LTIR)/1,06]~360– 1, where:
        TC =   Capitalization Term;

TJLP = Long Term Interest Rate, announced by the Central Bank of Brazil; and

n = number of days existing between the date of the financial event and the capitalization date, being understood as a financial event all and any fact of financial nature which results or may result in alteration of the outstanding balance of the sixth series Debentures; and

(b) The percentage of 5% (five percent) per annum above the TJLP (spread), mentioned in the caption of this Clause, added of the non-capitalized portion of the TJLP of 6% (six percent) per annum, will be due on the outstanding balance, on the payment dates of the Sixth Series Compensation to which Clause 9.4.2 below refers, or on the maturity or liquidation date of the sixth series Debentures, being taken into consideration, for the daily calculation of the Sixth Series Compensation, the number of days elapsed between the date of each financial event and the payment dates of the Sixth Series Compensation; and

II. When the TJLP is equal to or higher than 6% (six percent) per annum, the percentage of 5% (five percent) per annum above the TJLP (spread), mentioned in the caption of this Clause, added of the TJLP, will be due on the outstanding balance on the payment dates of the Sixth Series Compensation mentioned in Clause 9.4.2 below or on the maturity or liquidation date of the sixth series Debentures, being taken into consideration, for the daily calculation of the Sixth Series Compensation, the number of days elapsed between the date of each financial event and the payment dates of the Sixth Series Compensation.

9.4.1 The amount referred to by Paragraph (a) of section I of Clause 9.4 above will be capitalized, incorporating the principal of the debt, and due on the payment dates of the Sixth Series Amortization.

9.4.2 The amount calculated under the terms of paragraph (b) of section I or of section II of Clause 9.4 above will be due annually, from June 15, 2001 on the same day and month of the subsequent years during the grace period and the Sixth Series Amortizations, except for the first and last payments, which will be calculated pro rata temporis, the first payment taking place on June 15, 2001 and the last one on March 15, 2011, at the time of maturity of the sixth series Debentures, or on the maturity or liquidation date of the Debentures, further observing the provisions of Clause 9.7.2 below, and in case the Issuer doesn’t have resources to pay part or the total of the two first installments of the Sixth Series Compensation due on June 15, 2001 and June 15, 2002, the unpaid amount will be capitalized and amortized along with the installments of the Sixth Series Amortizations (“Sixth Series Due and Capitalized Interest”).

9.4.3 The capitalized Sixth Series Compensation will be added to the Nominal Value of the sixth series Debentures for the calculation of the payment of the subsequent Sixth Series Amortization and Sixth Series Compensation.

9.4.4 In case the TJLP is not available at the time of calculation of the amount of any obligation provided for herein, the last applicable value of the TJLP that should be available on that date will apply, no financial compensations whatsoever being due, neither by the Issuer, nor by the debenture holders, when the applicable TJLP is announced.

In the absence of calculation and/or announcement of the TJLP longer than 30 (thirty) days after the date expected for its announcement, in case of extinction of the TJLP or impossibility of its application by legal imposition or court decision, will be used, at the discretion of the debenture holders of this series, in a meeting called especially for that purpose, (i) the new compensation criterion of the resources originating from the PIS/PASEP Equity Fund and of the Workers’ Protection Fund – FAT; or (ii) another one indicated by the debenture holders, which, besides preserving the actual value of the sixth series Debentures, compensates the sixth series Debentures at the same levels as previously.

9.4.5 Should the legal compensation criterion of the resources from the PIS/PASEP Equity Fund and of the Workers’ Protection Fund –FAT be replaced, and if such alteration is applicable to this Deed of Issue, then the Sixth Series Compensation may, at the discretion of the debenture holders of the majority of the sixth series Debentures, in a meeting called especially for this purpose, be altered to reflect this new compensation criterion.

9.5 Optional Early Maturity. Observing the provisions of Clause 3.14 above, the calculation of the outstanding balance of the sixth series Debentures will include the

Sixth Series Premium (as defined below), calculated pro rata temporis until the redemption date, calculating the CSN net accumulated profits on the basis of the last Quarterly Information Report – ITR disclosed.

9.6 Premium. The sixth series Debentures will be entitled to a premium calculated pursuant to the following formula (“Sixth Series Premium”):

P= BxA

Where:

P = Sixth Series Premium per sixth series Debenture;

B = calculation basis of the Sixth Series Premium;

A = percentage of participation on the result (Clause 9.6.4 below);

B = (LL - VA) x N6 x PDC% x VPA + Sum of the negative calculation
        ND        NT         VPI        bases of the previous years not
                                                    compensated yet pursuant to the

provisions of Clause 9.6.3 below.

Where:

LL = CSN’s consolidated net profit of the fiscal year, adjusted by the following additions: (i) of the portion of net exchange variation, differed in 1999 on the basis of Provisional Measure no. 1.8 18 of March 25, 1999, and in CVM Deliberation no. 294 of March 26, 1999, and allocated in CSN’s financial statements in the base year for calculation of the Sixth Series Premium; and (ii) of the depletion portion of Casa de Pedra Mine resulting from the reevaluation of said mine, approved in 1999, and allocated in CSN’s financial statements in the base year for calculation of the Sixth Series Premium;

N6 = total amount of the sixth series Debentures originally subscribed and paid up;

ND = number of Debentures of the sixth series originally issued;

NT = total originally subscribed and paid up amount of the Debentures of all series except for the second series Debentures;

VPA = principal amount of the sixth series Debentures originally subscribed and paid up, subtracted from the amounts corresponding to the Amortizations of the Sixth Series and to the Exchanges, calculated on the 5th (fifth) working day before the date of the effective payment of the respective Sixth Series Premium;

VPI = principal amount of the sixth series Debentures originally subscribed and paid up;

PDC = percentage of Shares owned by the Issuer on the ~ (fifth) day before the date of the effective payment of the respective Sixth Series Premium, limited to the percentage of Shares owned by the Issuer in CSN’s stock on the 2’~ (second) working day after the financial settlement of the Purchase and Sale Agreement of CSN Shares (as defined in Clause 3.8.1 above);

VA = amount appearing in the table below, arising from the simulation of a future result of CSN capable of providing the Issuer with funds sufficient for the payment of the Debentures, adjusted by the following additions and subtractions, provided that, however, that the following adjustment(s) shall not be computed if imposed by a legal or regulatory rule, (i) of CSN’s non-operational results that are verified in the fiscal years following 2000, originating from facts occurred until the signing date of this Deed of Issue, known by CSN on that same date, but not accounted for; (ii) of the amounts resulting from an alteration, without a plausible justification, of the accounting practices traditionally adopted by CSN; (iii) of the institution of provisions in CSN’s results, not directly related to CSN’s operation, without a technical justification accepted by the First Subscribers, even if they cease to be holders of the sixth series Debentures; and (iv) of the result of the algebraic sum of the revenues from investments evaluated by shareholders’ equity value in electric sector assets owned by CSN and/or by its colligated or controlled companies, of dividends and interest on shareholders’ equity received from those assets, and of the difference between the interest calculated on annual bases, on a CSN debt valued at RSl,956,400,000.00 (one billion, nine hundred and fifty-six million, four hundred thousand reais), and the interest effectively paid by CSN, and these adjustments of items (i) to (iv), if they are positive or increase CSN’s consolidated net profits, they should be added to the value of the table below; and, likewise, if they are negative or reduce CSN’s consolidated net profits, they should be subtracted from the amount of the table below.

Year	Amount
2001	RS412,000.000.00 (four hundred and twelve million reals)
2002	RS674,000,000.00 (six hundred and seventy- four reals)
2003	R$690,000.000.00 (six hundred and ninety million reals)
2004	R$709,000,000.00 (seven hundred and nine million reals)
2005	R$734,000,000.00 (seven hundred and thirty-four million reals)
2006	RS764,000.000.00 (seven hundred and sixty-four million reals)
2007	R5768.000.000.00 (seven hundred and sixty-eight million reals)
2008	RS77I,000.000.00 (seven hundred and seventy-one million reals)
2009	RS773.000.000.00 (seven hundred and seventy-three million reals)
2010	RS773,000.000.00 (seven hundred and seventy-three million reals)

All the amounts appearing in the above table will be adjusted pursuant to the variation of the IGPM from the Date of Issue. The result of the adjustments stipulated in this item (iv) will be calculated by means of the application of the following formula:
AJ =   EQ + JCP + Divr + LVA – [Delta - VVA] x DFL
           DLT

Where*:

AJ = adjustment of the amount arising from CSN’s consolidated indebtedness at the time;

EQ = equity of the investments made in electric sector assets owned by CSN and/or its colligated or controlled parties;

JCP = interest on shareholders’ equity received by CSN arising from those investments;

Divr = dividends received by CSN arising from those investments;

Ap1iCF = total of CSN’s consolidated financial applications plus cash equivalents;

DF = CSN’s total consolidated financial debt, understood as the sum of the debts from loans, financings and installments that are adjusted by some indexer or interest rate;

DFL = CSN’s net Consolidated Financial Expense – consolidated financial expenses (including currency and exchange variations) minus consolidated financial revenues (including currency and exchange variations), calculated on the base balance sheet for the calculation of the Sixth Series Premium;

DLT = CSN’s total Consolidated Net Financial Debt = DF – Ap1iCF (all determined on base balance sheet for payment of Sixth Series Premium);

Delta = CSN’s total consolidated financial debt (DF) on December 31, 2000 less USS1.000.000.000,00 (one billion American Dollars), converted according to the exchange rate used for accounting purposes on the same date, being the result of this subtraction updated by IGPM (General Price Average Index) pro rata temporis, from the Date of Issue until the date the Calculation of the Sixth Series Premium is made;

LVA = book profit actually determined by CSN in the sale of the electric sector assets of CSN and/or its affiliated or wholly-owned companies’ ownership;

VVA = totaling of the amounts from the sale of the electric sector assets of CSN and/or its affiliated or wholly-owned companies, whose financial settlement occurred after December 31, 2000 until the actual financial settlement of all sixth series Debentures, adjusted, each sale value, based on IGPM pro rata temporis since the date of the relevant financial settlement of the sale of each one of said financial assets until the date the calculation for Sixth Series Premium is made.

Note *: Except for Delta and VVA, all other factors (EQ, JCP, Divr, ApliCF, DF, DFL, DLT e LVA), are those appearing in CSN’s consolidated financial statements of the base period used for the calculation of Sixth Series Premium.

9.6.1 The Sixth Series Premium, when due, shall be paid on the 15th of June of each year, commencing on June 15, 2002, up to Sixth Series Debentures maturity date, and on date of their maturity or early redemption.

9.6.2 The calculation of the Sixth Series Premium will be based on the net profit of the period prior to the payment. Sixth Series Premiums payable on June 15, 2002 will be computed pro rata temporis based on the net profit for year 2001. Sixth Series Premiums payable on sixth series Debentures maturity date shall be computed pro rata temporis based on the previous year net profit. In the event of pre-payment, Sixth Series Premiums that are due shall be computed pro rata temporis based on the accrued profit of the latest annual ITR disclosed.

9.6.3 For purposes of calculation of Sixth Series Premium, the occasional negative calculation bases verified as of the year 2003, shall be deducted as of 2004, adjusted by IGPM, computed pro rata temporis, and totaled based on the calculation basis for the period in which the Sixth Series Premium is computed.

9.6.4 The percentage of participation in the results forecast in the formula referred by herein will be fifty percent (50%), reduced to thirty percent (30%) in case of an increase of CSN’s nominal output capacity of crude iron, considering the companies forming the same economic group. in at least five (5) million tons as of the Date of Issue.

9.7 Exchange. Considering the provisions of Clauses 3.14 above and 9.7.3, 9.7.6 and XI below, investors who subscribe the Sixth Series Debentures in the primary market on or before March 18, 2001 (“First Subscribers”), as long as they remain holders of the Sixth Series Debentures in whole or in part, may at any time as of the twenty fourth (24th) month from the Date of Issue, exchange the Sixth Series Debentures they hold into Pledged Shares (“Exchange Shares”), according to the following formula, such right shall not be assigned or disposed of, except for the transfers to their direct or indirect controlling companies (“Exchange”), provided that (i) INVESTORS WHO MAY SUBSCRIBE OR PURCHASE SIXTH SERIES DEBENTURES AFTER MARCH 18, 2001, ARE HEREBY NOTIFIED THATT THEY SHALL NOT HAVE THE RIGHT TO EXERCISE THE RIGHTS OF EXCHANGE PROVIDED FOR IN CLAUSE 9.7 HEREOF; and (ii) the right of Exchange may only be exercised by the First Subscribers, as long as they remain holders of the outstanding Sixth Series Debentures, in whole or in part. The Exchange shall not be valid in regard to any third parties (or their successors on any grounds) who might be holders of the Sixth Series Debentures, in whole or in part:

NAD=   VND      - PR  PPAV – DivExl – DivEx2 PLA

Where:

NAD = number of Pledged Shares by Sixth Series Debenture resulting from Exchange, limited to the maximum corresponding to 7% (seven percent) of CSN’s issuance shares;

VND = Face Value by Sixth Series Debenture on the Date of Issue;

PR = total of Sixth Series Premiums paid by Sixth Series Debenture, updated pro rata temporis, based on TJLP ± two and a half percent (2.5%) per year, between payment dates of Sixth Series Debenture and the date of the Exchange;

PPAV = CSN’s average price per share, obtained as follows: average, weighted by quantity, between the price of shares purchased by the Issuer pursuant to the CSN’s Stock Purchase and Sale Agreement (as defined in Clause 3.8.1 above) and the price of CSN’s shares purchased by the Issuer in a stock exchange or by means of private negotiation, computed by the average quotation, also weighted by amount, of the last five (5) last trade days previous to the purchase date, solely with proceeds of the current issuance of debentures at a maximum amount of twenty-three million, seven hundred and fifty thousand reais (RS23.750.000,00), weighted by quantity;

DivExi = dividend and/or interest on own equity to be occasionally paid by CSN’s stock, arising from the sale of CSN’s interest in Valepar, actually received by the Issuer until April 30, 2001;

DivEx2 = total amount, on the Payment Date of Second Series Debentures, originally subscribed and fully paid, divided by the total number of CSN issuance shares on the date of CSN Stock Purchase and Sale Agreement financial settlement (as per Clause 3.8.1 above); and

PLA = PPAV less DivExi less DivEx2, being this result updated pro rata temporis, based on TJLP + 2,5% (two and a half percent) in the Issuance Date year until the effective date of Exchange.

9.7.1 The number of Exchange Shares shall be adjusted in case of stock split, grouping or bonus that might occur since the Date of Issue, in the same proportion as established in regard to such events.

9.7.2 The Exchange will automatically result in the cancellation of the Debentures exchanged, without prejudice to the payment of the due Sixth Series Compensation and Premium, to be determined on the date of Exchange and paid together with the first payment of the Compensation of any one of Debentures Series occurring after the Exchange, bearing interest duly accrued, computed pro rata temporis, based on the TJLP, plus five percent (5%) per year.

9.7.3 The First Subscribers shall send the Issuer and the Trustee notice about the exercise of Exchange, the established date for its effectiveness as well as the quantity, observing the limit of Exchange Shares to be determined upon application of the formula referred to in Clause 9.7 above. Such notice shall be sent within a period of at least fifteen (15) days ahead of time (except for the period between April 15 and June 15 of each year, in which case the period shall be thirty (30) days commencing, whatever the case might be, at the date determined for the effectiveness of Exchange, except for the cases in which the dates established by the

First Subscribers for the effectiveness of Exchange are the same as the Sixth Series Repayment Dates, in such case the notice shall be received by the issuer at least thirty five (35) days beforehand. The non receipt by the Issuer of an interest to exercise the Exchange by First Subscribers during such period or an interest to exercise the Exchange by First Subscribers connected to part of the Repayment (“Partial Interest to Exercise Exchange”) shall be considered non exercise or partial exercise, as the case might be, by the First Subscribers of the Exchange on the Repayment date, being the Issuer required to make the Debenture Repayment, or in case of Partial Interest to Exercise Exchange, the repayment, in cash, of the Debentures that were not the object of the Exchange.

9.7.4 First Subscribers will only be able to dispose of the Exchange Shares by means of a public auction, being prohibited to appoint a beneficial owner or trustee or create encumbrances, liens or security interest on the Exchange Shares they hold or any rights inherent thereto.

9.7.5 In case of early maturity of Debentures of all series, (i) The First Subscribers will not be able to exercise the Exchange; e (ii) Exchange Shares still held by First Subscribers, from time to time necessary to complement the Minimum Limit of Shares as provided for in Clause 11.2 below will necessarily be included, together with Pledged Shares, at the public auction(s) referred to in Clause 11 .3 below (“Non Disposed Exchange Shares”).

9.7.5.1 First Subscribers hereby undertake to perform all the acts necessary to give effect to the inclusion of Non Disposed Exchange Shares at the public auction(s) referred to in Clause 11 .3 below.

9.7.6 If, as a result of occasional Exchanges, the Pledged Shares added to Non Disposed Exchange Shares, are below the Maximum Limit of Shares, the Issuer shall restore the Maximum Limit of Shares in a maximum period of (i) ninety (90) days from the date of the respective Exchange or (ii) until the auction date referred to in Clause 9.7.4 above, pursuant to the terms of subsection I below, whichever occurs later, being able to use the restoration alternatives of the Minimum Limit of Shares referred to below, provided that they are performed in such manner as to include occasional sales on credit by First Subscribers, within the time limit this Clause refers to, provided that the unavailability of any of these alternatives or remedies shall not release the Issuer of its obligation regarding restoration of the Minimum Limit of Shares within the periods provided for herein:

I. In case First Subscribers promote a public auction for the sale of Exchange Shares, the Issuer shall have preemptive rights to purchase, at the public auction, the Exchange Shares which are the auction object in an amount sufficient to restore the Maximum Limit of Shares, which shall be equivalent to a maximum of four point two percent (4.2%) of all Shares, at the same unit price offered by the Exchange Shares winning bidder, using for payment (a) his own resources, arising solely from the receipt of Extraordinary Proceeds, considering the limit provided for in (c) sub clause III Clause 15.1 below , or capital increase at the Issuer effected by Vicunha Aços for payment in cash and on demand; or (b) sale on credit mechanism to be offered by the First Subscribers to the winning bidder, pursuant to the same repayment and compensation terms and conditions established for the Sixth Series Debentures, as per Clauses 9.3 e 9.4 above (except that in regard to the time limit, which shall be up to the maturity date of Sixth Series Debentures, that is March 15, 2011), excluding the Sixth Series Premium and the Exchange, provided that the operation of sale and purchase on credit (i) does not grant the First Subscribers better conditions than the ones granted to the debenture holders, including in regard to the provision of guarantees; (ii) added to the Issuer’s debt arising from this Deed of Issue and BNDES Onlending Agreements, does not exceed the limit referred to in sub-clause X Clause 16.1 below; and (iii) in case the Issuer uses the mechanism of purchase and sale on credit referred to in paragraph (b) of this sub-clause I, the First Subscribers may require, or the Issuer may provide, additional guarantees, acceptable to the First Subscribers, in order to cover the positive difference between the value of Pledged Shares resulting from the Exchange and the sale price at the auction of those Exchange Shares.

II. Once the Exchange is exercised, the Issuer may, at its sole discretion, acquire the option to purchase the Exchange Shares held by the First Subscribers up to the equivalent to two point three percent (2,3%) of all Shares, with the following particulars (“Option”): (a) period of effectiveness and Option purchase: provided that it will not exceed the last day of the sixtieth (60th) month from the Issue Date (“Maximum Time Limit”), the Option can only be purchased by the Issuer promptly after the public auction of the Exchange Shares pursuant to sub-clause I above and one (1) business day before the estimated date for the public auction financial settlement; (b) Option purchase price: Option purchase price, under the Preemptive Agreement (as defined in sub-clause III of Clause 3.22 above), shall be paid by the Issuer to the First Subscribers on the Option purchase date, in cash and own resources, arising solely of capital increase at the Issuer made by Vicunha Aços for payment in cash and on demand; (c) conditions and period of exercise: once the Maximum Period is complied with, the Option may be exercised at any time after the auction of the Exchange Shares by the First Subscribers pursuant to the terms of sub-clause I above; and (d) Option exercise price: the same unit price tendered by the winning bidder of the Exchange Shares, pursuant to sub-clause I above, adjusted in accordance with the relevant provision of the Preemptive Agreement, to be paid by the Issuer by means of own resources, arising solely of the receipt of Extraordinary Resources, considering the limit provided for in (c) sub-clause III Clause 15.1 below, or capital increase at the Issuer made by Vicunha Aços for payment in cash and on demand. If the Issuer acquires the Option, and until the Issuer exercises the Option or the Maximum Time Limit has expired, whichever occurs first, the First Subscribers may not sell, assign, transfer, make a gratuitous loan, lend, allocate, grant to capital, appoint a beneficial owner or trustee, create any other encumbrance, lien or security interest or dispose of, in any manner, in whole or in part, direct or indirect, free of charge or otherwise, Exchange Shares in an amount equivalent to the Shares that may be purchased upon the Option exercise.

9.7.6.1 Regardless of the provisions of Clause 9.7.6 above, the amount of Shares resulting from the sum of the Shares acquired by means of the mechanisms referred to in sub-clause I and II Clause 9.7.6 above, shall, in a cumulative way, comply with the limits established in paragraph (c) sub-clause III, Clause 15.1 below and paragraph X Clause 16.1 below.

X
PARTICULARS OF SEVENTH SERIES DEBENTURES

10.1 Quantity. The seventh series will comprise five thousand nine hundred forty eight (5.948) Debentures.

10.2 Term and Maturity Date. The term for the seventh series Debentures shall be one hundred and twenty (120) months, from the Date of Issue being thus due and payable on March 15, 2011.

10.3 Amortization. The Face Value of Seventh Series Debentures shall be paid according to the following schedule (“Seventh Series Amortization” and, together with Third Series Amortization, Fourth Series Amortization, Fifth Series Amortization and Sixth Series Amortization, simply “Amortization”.

Date	Face Value Percentage
June 15 2005	7,13% (seven point thirteen percent)
June 15 2006	9,43% (nine point forty three percent)
June 15 2007	14,05% (fourteen point zero five percent)
June 15 2008	16,81% (sixteen point eighty one percent)
June 15 2009	16.98% (sixteen point ninety eight percent)
June 15 2010	21,13% (twenty one point thirteen percent)
June 15 2011	100% (one hundred percent) of remaining outstanding balance

10.4 Compensation. Seventh Series Debentures shall be entitled to a five per cent (5%) compensation per year, as spread, calculated above the TJLP, as per the provision below (“Seventh Series Compensation” and together with First Series Compensation, Second Series Compensation, Third Series Compensation, Fourth Series Compensation, Fifth Series

Compensation, Sixth Series Compensation and Seventh Series

Compensation, simply “Compensation”):

Whenever TJLP is higher than six per cent (6%) per year:

(a) the amount corresponding to TJLP installment that may exceed 6% (six percent) per year shall be capitalized on June ~ of each year up to maturity, redemption or settlement of Seventh Series Debentures and determined upon the incidence of the following capitalization term on the outstanding balance, considering in such case all financial events occurred within the period:

TC = [(1 + TJLP)/1,06]~36° –1, where:

TC = Capitalization Term;

TJLP = Long Term Interest Rate, disclosed by the Central

Bank; and

n = number of days between financial event date and capitalization date, being understood as a financial event any and every event of financial nature from which the result or likely result might be a change in the outstanding balance regarding Seventh Series Debentures; and

(b) the 5% (five percent) per year above the TJLP (spread), referred to in this Clause caput, plus the TJLP non capitalized installment of six percent (6%) per year, shall apply on the outstanding balance on the dates of payment of the Seventh Series Compensation referred to in Clause 10.4.2 below or on the maturity or settlement date of the Seventh Series Debentures, being considered for this daily calculation of Seventh Series Compensation, the number of days elapsed between the date of each one of the financial events and the payment dates of the Seventh Series Compensation; and

II. Whenever the TJLP is equal to or lower than six percent (6%) per year, the five percent (5%) percentage per year above the TJLP (spread), referred to in this Clause caput, plus the TJLP will apply on the outstanding balance, on the Seventh Series Compensation payment dates referred to in Clause 10.4.2 below or on maturity or settlement date of Seventh Series Debentures, being considered for this daily calculation of Seventh Series Compensation, the number of days elapsed between the date of each financial event and the dates of payment of Seventh Series Compensation.

10.4.1 The amount referred to in paragraph (a) sub-clause I Clause 10.4 above shall be capitalized, becoming part of the principal, and accordingly due and payable on Seventh Series Amortization dates.

10.4.2 The amount determined as per the provisions of paragraph (b) sub-clause I or paragraph II, Clause 10.4 above shall be due and payable annually as of June 15, 2001 on the same days and months of subsequent years during grace period together with Seventh Series Amortizations, except for the first and the payments, which shall be computed pro rata temporis, the first payment being made on June 15, 2001 and the last payment, on March 15, 2011, at the time of Seventh Series Debentures maturity or Debentures maturity or settlement date, provided that if the Issuer does not possess the appropriate resources to honor, in whole or in part, the two installments of the Seventh Series Compensation, due and payable on June 15, 2001 and June 15 , 2002, the defaulted amounts shall be capitalized and repaid together with the Seventh Series Amortization installments (“Seventh Series Interest Owed and Capitalized”).

10.4.3 The capitalized Seventh Series Compensation shall be added to the Seventh Series Debentures Face Value for the calculation of subsequent Seventh Series Amortization and Seventh Series Compensation.

10.4.4 In case the TJLP is unavailable on the determination of the amount of any obligation provided for in this Deed of Issue, the latest applicable TJLP value available on such date shall be applied, and any financial compensations shall not be due either on the Issuer part or on the debenture holders part, upon disclosure of the applicable TJLP.

In the absence of determination and/or disclosure of a TJLP exceeding thirty (30) days after the expected date for its disclosure, of extinction or impossibility of application due to legal imposition or court order, at the discretion of debenture holders of such series and at a meeting especially convened for that purpose, (i) the new compensation criterion of resources arising from PIS/PASEP (Social Integration Plan/Public Welfare Assistance Fund) Participation Fund and Workers’ Assistance Fund (Fundo de Amparo ao Trabalhador – FAT); or (ii) any other fund advised by debenture holders, which besides maintaining the Seventh Series Debentures real value, remunerate Seventh Series Debentures on the same previous levels shall be used.

10.4.5 In the event the legal criterion of compensation of resources arising from PIS/PASEP Participation Fund and FAT is changed and providing such change is applicable to this Deed of Issue, the Seventh Series Compensation may, at the discretion of the holders of a majority of Seventh Series Debentures, at a meeting especially convened for such purpose, be altered in order to reflect such new compensation criterion.

10.5 Optional Advanced Redemption. Once the provisions of Clause 3.14 above are complied with, and regarding the calculation of Seventh Series Debentures outstanding balance the Seventh Series Premium shall be included (as defined below), calculated pro rata temporis up to the redemption date, being CSN net profit determined based on the latest Quarterly Information Report – ITR – disclosed.

10.6 Premium. Seventh Series Debentures shall be entitled to a premium calculated according to the formula below (“Seventh Series Premium” and together with the Sixth Series Premium, “Premiums”):

P= BxA

Where:

P = Seventh Series Premium by Seventh Series Debenture;

B = calculation basis of Seventh Series Premium;

A = percentage of participation in the result (Clause 10.6.4 below);

B = (LL - VA) x N7 x PDC%  x VPA ± Sum of negative calculation bases
         ND      NT      VPI       of previous years not yet offset
pursuant to Clause 10.6.3 below.

Where:

LL = CSN consolidated net profit for the period, adjusted by the following sums: (i) net exchange variation of installment, deferred in 1999, based on Government Provisional Measure No 1.818, of March 25, 1999, and CVM Resolution No 294, of March 26, 1999, and adapted for CSN financial statements of the base year used for the calculation of Seventh Series Premium; and (ii) installment resulting from Mina de Casa de Pedra depletion as a consequence of the reevaluation of the reservoir referred to, authorized in 1999, and adapted for CSN financial statements of the base year used for the calculation of Seventh Series Premium;

N7 = total amount originally subscribed and fully paid in of Sevenths Series Debentures;

ND = number of Seven Series Debentures originally issued;

NT = total amount originally subscribed and fully paid in of all series Debentures, except Second Series Debentures;

VPA = principal amount of Seventh Series Debentures originally subscribed and fully paid in, subtracted by the amounts corresponding to Seventh Series Amortization, determined on the fifth (5”~) work day before the actual payment date of the relevant Seventh Series Premium;

VPI = Seventh Series Debentures principal amount originally subscribed and fully paid in;

PDC = Percentage of Shares held by the Issuer on the fifth (50~) business day before the actual payment date of the relevant Seventh Series Premium, limited to the percentage of shares held by the Issuer in CSN stock on the second (2~ ) work day after the financial settlement of CSN Share Purchase and Sale Agreement (as per Clause 3.8.1 above);

VA = amount shown in the table below, resulting from CSN future results simulation, capable to provide the Issuer with sufficient resources regarding the Debentures payment, adjusted by the following additions and subtractions, provided that, however the following adjustment(s) shall not be calculated if imposed by government rule or regulation, (i) of CSN operational results that might occur after the year 2000, arising from events occurred until the execution date of this Deed of Issue, of CSN knowledge on that same date, although not recorded; (ii) of amounts resulting from changes not reasonably accounted for, regarding the accounting policies traditionally adopted by CSN; (iii) of the introduction of provisions on CSN’s results, not directly connected with CSN operation, with no technical justification accepted by the First Subscribers; and (iv) of the result of the algebraic addition of revenues from investments evaluated at shareholders’ equity in electrical sector assets held by CSN and/or its affiliates or wholly-owned companies, of dividends and interest on own equity received from such assets and of the difference between interest calculated on yearly bases, on a CSN debt established in one billion, nine hundred fifty six million and four hundred thousand Reais (R~ 1.956.400.000,00) and interest actually paid by CSN, being the adjustments of (i) to (iv), if they are positive or increase CSN consolidated net profit, shall be added to the amount shown in the table below; and, accordingly, if they are negative or represent a reduction in CSN consolidated net profit, shall be subtracted from the amount shown in the table below.

Year	Amount

2001	R$412.000.000,00 (four hundred and twelve million reais)
2002	RS674.000.000,00 (six hundred and seventy four million reais)
2003	RS690.000.000.00 (six hundred and ninety million reais)
2004	RS709.000.000,00 (seven hundred and nine million reais)
2005	R5734.000.000.00 (seven hundred and thirty four million reais)
2006	RS764.000.000,00 (seven hundred and sixty four million reais)
2007	R5768.000.000,00 (seven hundred sixty eight million reais)
2008	R577l.000.000,00 (seven hundred and seventy one million reais)
2009	R5773.000.000,00 (seven hundred and seventy three million reais)
2010	RS773.000.000,00 (seven hundred and seventy three million reais)

All amounts shown in the table above shall be updated according to IGPM variation as of the Date of Issue. The results of the adjustments set forth in this item (iv) shall be determined upon application of the following formula:

AJ =   EQ + JCP + Divr + LVA – [Delta - VVA] x DFL
            DLT

Where*:

AJ = adjustment of amount resulting form CSN consolidated debt at the time;

EQ = equity of investments made in electric sector companies held by CSN and/or its affiliates or wholly-owned companies;

JCP = interest on own equity received by CSN from those investments;

Divr = dividends received by CSN from those investments;

ApliCF = total of CSN consolidated financial applications plus cash on hand;

DF = total of CSN consolidated financial debt, understood as the sum of loan debts, financing and installments adjusted by a certain index or interest rate;

DFL = CSN Net Consolidated Financial Expense – consolidated financial expenses (including currency and exchange variations) less consolidated financial income (including currency and exchange variations), determined on the base balance for calculation of Seventh Series Premium purposes;

DLT = CSN total Net Consolidated Financial Debt = DF – ApliCF (all determined on the base balance for calculation of Seventh Series Premium purposes);

Delta = CSN total consolidated financial debt (DF) on December 31, 2000 less US$l.000.000.000,00 (one billion American Dollars), converted according to the exchange rate used for accounting purposes on the same date, being the result of this subtraction updated by IGPM pro rata temporis, from the Date of Issue up to the date Seventh Series Premium calculation is made;

LVA = book profit actually determined by CSN on the sale of electric sector assets held by CSN and/or its affiliates or wholly-owned companies;

VVA = sum of the amounts from the sale of electric sector assets held by CSN and/or its affiliates or wholly-owned companies, whose financial settlement occurred after December 31, 2000 up to the actual financial settlement of all Seven Series Debentures, adjusted, each sale value, by IGPM pro rata temporis from the relevant financial settlement date of the sale of each interest up to the date when the calculation of Seventh Series Premium is made.

Note *: Except for Delta and VVA, all other factors (EQ, JCP, Divr, Ap1iCF, DF, DFL, DLT e LVA), are those appearing in CSN consolidated financial statements for the base period used for the Seventh Series Premium Calculation.

10.6.1 The Seventh Series Premium, when due and payable, shall be paid on June 15 of each year as of June 15, 2002 inclusive, until Seventh Series Debentures maturity or early redemption date.

10.6.2 The calculation of Seventh Series Premium shall be based on the net profit of the year previous to the payment. Seventh Series Premiums becoming due on June 15, 2002 shall be calculated pro rata temporis considering the 2001 net profit as the basis. Seventh Series Premiums becoming due on Seventh Series Debentures maturity date shall be calculated pro rata temporis considering the previous year net profit as the basis. In case of an early payment, Seventh Series Premiums that are due shall be calculated pro rata temporis considering the accrued profit disclosed and updated by the latest ITR as the basis.

10.6.3 As to the calculation of Seventh Series Premium, the occasional calculation bases observed as of the year 2003 inclusive shall be reduced as of 2004 inclusive, adjusted by IGPM, calculated pro rata temporis, and added to the calculation basis of the period in which the Seventh Series Premium was calculated.

10.6.4 The percentage of interest in the result forecast by the formula this Clause 10.6 refers to shall be fifty percent (50%) reduced to thirty percent (30%) in the event of an increase of at least five (5) million tons regarding CSN nominal output capacity of crude iron, as of the Date of Issue, considering the companies that are part of the same economic group.

XI
COLLATERAL SECURITY

11.1 As a guarantee for the performance of all the obligations provided for in this Deed of Issue and until the full performance by the Issuer of all of its obligations provided for in this Deed of Issue, the Issuer appointed, according to the terms of “Private Deed of Pledge or Collateral of Companhia Siderúrgica Nacional Issued Stock and Other Covenants”, executed on February 6th 2001 as amended and/or supplemented from time to time, that constitute an integral and supplemental part of this Deed of Issue (“Pledge Agreement”), in benefit of the holders of all series debentures, current or future, represented by the Trustee Agent, the pledge or escrow (“Pledge”) of nominal common stock issued by CSN in the amount corresponding to, on this date, fourteen point one hundred twenty five percent (14,125% ) of all Stock (any nominal common stock issued by CSN hereinafter referred to as “Shares”) as well as the shares referred to in sub-clauses IV e V, Clause 16.2, IV and V, Clause 16.3 and IV and V, Clause 16.4 below (“Pledged Shares”).

The Issuer also undertook under the Pledge Agreement to extend the Pledge on all shares issued by CSN, that may become, on any grounds, held by the Issuer (especially on the shares that under CSN Share Purchase and Sale Agreement shall be transferred to the Issuer on the Payment Date, against the payment of the purchase price) and any and all splits, groupings, bonuses resulting from such shares, on any grounds, as well as the shares resulting from subscription bonus exercise, securities convertible in stock and, further, new shares subscribed by the Issuer in capital increases promoted by CSN that might occur as of the Date of Issue, as well as the Shares that might be purchased by the Issuer and its direct and indirect controlling shareholders who, for the purposes of this Deed of Issue and the Pledge Agreement, shall be covered in the concept of Pledged Shares.

Except (i) for the Shareholders Agreement (as defined on paragraph III Clause 3.22 above); (ii) for the CSN Shareholders Agreement in effect on this date, dated as of April 23, 1993, and its relevant amendments executed until the present date; (iii) for the Preemptive Agreement (as defined in paragraph III Clause 3.22 above); (iv) for the Pledge; and (v) for the pledge previously established as a guarantee for the performance of the obligations provided for in the “Debt Transfer and Assumption Agreement No. 97.1.410.AD.l”, dated December 22, 1997, and its relevant amendments; “Debt Transfer and Assumption Agreement No. 97.6.55.4.1”, dated December 22, 1997, and its relevant amendments; “Private Deed of First (l~~ ) Issue of Debentures Non Convertible into Shares in Two (2) Series of Textília S.A.”, dated September 3, 1998, and its relevant amendments ; and “Private Deed of Sale Option of Debentures Convertible into Class B Preferred Stock Issued by Vicunha Nordeste S.A. Indústria Têxtil”, dated October 18, 1999, the Pledged Shares are free and clear of any and all encumbrances or liens, pledges or escrow, on any grounds.

11.1.1 The Pledged Shares shall have the same rights, preferences and advantages statutorily guaranteed to the other Shares, being granted a statutory dividend not lower than twenty five percent (25%) of the net profit determined for the period, under article 202 of Law No. 6.404/76.

11.1.2 It is hereby agreed that the voting rights regarding the Pledged Shares shall remain with the Issuer, except in the event of Debentures early maturity, in which case the resolution about certain matters shall observe the provisions set forth in the Pledge Agreement.

11.1.3 It is hereby agreed that a debenture holder, upon subscribing Debentures of whatever series, agrees that (i) the Trustee Agent has represented them at the Pledge Agreement execution, with all of its terms, clauses and procedures of excussion of the Pledge; and (ii) the Pledge on the Exchange Shares shall be released automatically and unconditionally under the terms of the provisions of Clause 9.7 above.

11.2 Once the provisions of Clause 9.7 above are observed, the Issuer undertakes to keep in Pledge, as of the last Payment Date and until the full compliance by the Issuer of all of its obligations set forth in the Deed of Issue, BNDES Onlending Agreement and, if any, in the Exchange Shares Purchase and Sale on Credit Agreement, Shares in an amount equivalent to at least forty three point seven (43,7%) of all the Shares, being allowed to consider for the calculation of such limit, the Non Disposed Exchange Shares, even though those are not included in the Pledge (“Minimum Limit of Shares”).

11.2.1 Notwithstanding the Minimum Limit of Shares, the Issuer hereby undertakes to extend the Pledge to all the shares issued by CSN, which the Issuer is a holder of or might be a holder in the future.

11.3 Once the early maturity declaration referred to in Clause 3.22 above occurs and without prejudice to the right to execute the Guarantee under the terms of Clause XII below, even simultaneously to the excussion of the Pledge, it is hereby agreed that the extra-judicial excussion of the Pledge, provided for in the Pledge Agreement, and, if applicable, under Clause 9.7.5 above, the sale of the Non Disposed Exchange Shares shall comply with the following procedure:

I. Within the maximum period of sixty (60) days from the date of Pledged Shares sale price definition and, if applicable, of the Non Disposed Exchange Shares, under paragraphs II, III or IV below, BNDESPAR and the Trustee Agent shall have the public auction performed, in a single block, of all the Pledged Shares and, if applicable, of the Non Disposed Exchange Shares, at São Paulo Stock Exchange, in the best price manner, considering however the minimum price to be fixed according to the provisions of paragraphs II, III and IV below for the first and second public auctions;

II. For the purpose of fixing the minimum sale price for the single block of all Pledged Shares and, if applicable, the Non Disposed Exchange Shares, at the auction referred to in paragraph I above, within a period of thirty (30) days from the date of declaration, by Trustee Agent, of Debentures early maturity two (2) consultancy firms or financial institutions of international tier that have performed merger or acquisition operations whose total of sale prices in the last three years has been equal or higher than three hundred billion American Dollars (USS300. 000.000.000,00) shall be hired – being agreed however that in case it is not possible to identify consultancy firms or financial institutions that fit the determined criteria, two (2) financial institutions that are among the first five regarding the merger and acquisition rank, as disclosed by Thompson Financial (or its successor under any title) -(“Evaluator”) shall be hired – one of them shall be appointed by the Issuer and the other shall be appointed by debenture holders at a meeting specially convened for that purpose, from the list sent by the Trustee Agent whose names have not been turned down by BNDESPAR within a period of seven 7 (seven) work days from the date of receipt of the list by BNDESPAR. The evaluation criterion for the block of Pledged Shares and, if applicable, Non Disposed Exchange Shares to be used by the Evaluators will be the discounted cash flow. Each Evaluator shall deliver its evaluation report to the Issuer, BNDESPAR and the Trustee Agent within 90 (ninety) days from the date of the relevant hiring, subject to, pursuant to paragraph IV below, being considered minimum price the one shown in the report delivered in due time;

III. Once the provision of paragraph IV below is observed, if the difference in value between the two reports is lower than 10% (ten percent), the minimum price shall be the arithmetic mean of the two amounts. If the difference between the reports is higher than 10% (ten percent), determined by the division of the highest amount by the lowest amount, a third evaluator shall be elected by the Issuer, from a list of 3 (three) appointed Evaluators whose names have not been turned down by BNDESPAR, within a maximum period of 5 (five) days from the report delivery date under paragraph II above, by debenture holders, at a meeting especially convened for this purpose, within a period of seven (7) work days from the date of receipt by BNDESPAR. The Evaluator so elected shall define, within a period of 90 (ninety) days, the auction minimum price, using the same evaluation criteria of the two Evaluators, provided that, under the provision of paragraph IV below, the auction minimum price shall be the arithmetic mean of the three reports. In case the Issuer does not elect a third Evaluator within a period of five days from the date the triple list is submitted, the report prepared by the Evaluator elected by debenture holders and not turned down by BNDESPAR pursuant to paragraph II above shall define the auction minimum price, under the provision of paragraph IV below;

IV. regardless of the provisions of paragraphs II and III above, if the final minimum price of evaluation, per Share, Pledge Shares and, if applicable, Non Disposed Exchange Shares is lower than the result of the amount of the Secured Debt (being the sum of the amount result referred to in item (b) and its sub-items (i) to (v) of paragraph VI below) divided by the amount of Pledge Shares, the minimum price per auction Share shall be the amount of the Secured Debt divided by the amount of Pledge Shares;

V. the costs and expenses of the evaluation process referred to in paragraphs II and III above shall be borne, if applicable, beforehand by the Issuer and in case of default, by debenture holders and deducted from the price determined at the auction, in pursuant to paragraphs VI or XI below;

VI. once the auction takes place, (a) the proceeds from the sale of the Non Disposed Exchange Shares shall be delivered to BNDESPAR, pursuant to the provision of paragraph VIII below; and (b) the proceeds from the sale of the Pledge Shares shall be applied by the Trustee Agent, pursuant to paragraph VIII below, at the simultaneous settlement of (i) outstanding balance of the Face Value of all series Debentures plus Compensation applicable to each series – including Interest Owed and Capitalized of Sixth Series (as defined in Clause 9.4.2 above); Interest Owed and Capitalized of Fifth Series (as defined in Clause 8.4.2 above); and Interest Owed and Capitalized of Seventh Series (as defined in Clause 10.4.2 above);and in case of sixth and seventh series Debentures, Premiums – and arrears charges referred to in Clause 3.17 above (“Debenture Outstanding Balance”); (ii) principal outstanding balance of BNDES Onlending Agreements plus all the interest and yield and arrears provided for thereof (“Outstanding Balance of BNDES Onlending Agreements”); (iii) if any, the principal outstanding balance of the Exchange Shares Purchase and Sale on Credit Agreement, plus all the interest and yield and arrears provided for thereof (“Outstanding Balance of Exchange Shares Purchase and Sale on Credit Agreement”); (iv) all the expenses costs, taxes and fees connected with the public auction(s) and Pledge settlement, including expenses connected with the evaluation of the Pledge Shares referred to in paragraph V above and occasional taxes arising from the sale of the Pledge Shares of Issuer’s responsibility (“Expenses from the Sale of Pledge Shares”); and (v) any other amounts owed by the Issuer under this Deed of Issue, BNDES Onlending Agreements and, if any, Exchange Shares Purchase and Sale on Credit Agreement. The occasional balance, once all the obligations referred to above are satisfied, shall be delivered to the Issuer within a maximum period of 3 (three) work days, provided that, however that in the event the proceeds of the third auction referred to in paragraph X below obtained with the sale of the Pledge Shares and, if applicable, Non Disposed Exchange Shares is not enough to settle fully and simultaneously all of Issuer’s obligations under this paragraph, the Trustee Agent shall observe the order of preference referred in paragraph XI below;

VII. All dividends, interest on own equity and other profit allocations paid to the Issuer arising from the ownership of the Pledge Shares between the date of declaration of early maturity and the date of settlement of price of sale of Pledge Shares shall be used for the reduction of Secured Debt observed the preference order mentioned in Item XI below;

VIII. Whenever the case, BNDESPAR and the Trustee Agent hereby appoint the liquidating institution, the São Paulo Stock Exchange, irreversibly and irrevocably, as its legal attorney to transfer, within 3 (three) business days counted from the date of the auction, directly to the debenture holders and to BNDESPAR the portion of the proceeds obtained with the sale of Pledged Shares, and as the case may be, of Non Disposed Pledged Shares applicable thereto, observing the provision in items VI above and XI below;

IX. in case of (a) occurrence of the auction referred to in Item I above and the Pledged Shares are not being bid, and as the case may be, the Non Disposed Exchange Shares; or (b) if the auction does not occur within the term provided for therein, it is hereby agreed and covenanted that BNDESPAR and the Trustee Agent (or in the case provided for in (b) above, only the Trustee Agent, through contracting of international financial institution being approved by the debenture holders gathered in a meeting especially called for such purpose) shall carry out a second auction of the Pledge Shares, in the best price mode, which minimum price per Share shall be the Secured Debt, added of Expenses of Sale of Pledge Shares of this second auction, divided by the quantity of Pledge Shares, to be held within 180 (one hundred and eighty) days from the date of holding the first auction (or the end of the term to hold the same) and the proceeds thus obtained shall be applied according to provision in Item VI above;

X. in case of (a) occurrence of the auction referred to in Item IX above, and the Pledge Shares are not bid; or (b) if the auction is not held within the term provided for therein, it is hereby agreed and covenanted that Unibanco – União de Bancos Brasileiros S.A., Banco BBA Creditanstalt S.A., BNDESPAR and the Trustee Agent shall carry out, collectively, a third auction of the Pledge Shares, in the best price mode, to be held within 90 (ninety) days from the date of the second auction (or the end of the term to hold he same), added of the time spent in the compliance with all rules and the securing of all authorizations required to hold the auction, and the proceeds thus obtained shall be applied according to the provision in Item VI above or XI below;

XI. in case the proceeds from the sale of Pledge Shares and , if applicable, Non Disposed Exchange Shares are enough to settle simultaneously all the amounts referred to in paragraph VI above, the proceeds obtained with the third auction shall be used for the payment of the amounts below, in the following order: (I) Pledge Shares sale expenses of the three auctions; (2) sale price of Non Disposed Exchange Shares, being understood that the price per Share obtained at the auction , multiplied by the amount of Non Disposed Exchange Shares; (3) Interest Owed and Capitalized of Fifth Series (as defined in Clause 8.4.2 above); Interest Owed and Capitalized of Sixth Series (as defined in Clause 9.4.2 above) and Interest Owed and Capitalized of Seventh Series (as defined in Clause 10.4.2 above);); (4) interest and e arrears, simultaneously of Debentures Outstanding Balance, of BNDES Onlending Agreements Outstanding Balance and, if applicable, Exchange Shares Purchase and Sale on Credit Agreement Outstanding Balance; (5) payment of principal simultaneously of Debentures Outstanding Balance, of BNDES Onlending Agreements Outstanding Balance and , if applicable Exchange Shares Purchase and Sale on Credit Agreement Outstanding Balance; (6) any other amounts owed by the Issuer pursuant to this Deed of Issue, BNDES Onlending Agreements and, if any Exchange Shares Purchase and Sale on Credit Agreement. If the amount obtained at the auction is not sufficient for the settlement of the amounts under (1), (2), (3), (4), (5) e (6), the amounts shall be allocated in the direct order of the priorities set forth above, calculated pro rata, if applicable, in such manner that, once the amounts relating to one of the items are settled, the amounts are allocated to the next item. The difference shall be joint responsibility of the Issuer and the Guarantors;

XII. in case the auction referred to in paragraph X above takes place and Pledge Shares are not bid and, if applicable, Non Disposed Exchange Shares, or in case they are bid, the proceeds obtained with the sale of Pledge Shares and, if applicable, Non Disposed Exchange Shares is not enough to satisfy the amounts owed by the Issuer pursuant to paragraph XI above; or (b) if the auction does not take place within the period provide for therein, it is hereby agreed and covenanted that the Issuer and the Guarantors shall remain jointly responsible for the settlement of such payments, without prejudice to debenture holders rights of (i) proceed with the disposal of Pledged Shares and, if applicable, Non Disposed Exchange Shares, in the best manner; and/or (ii) promote the enforcement of Vicunha Steel Pledge Shares, and/or Pledge of Issuer’s Shares, applying the proceeds so received pursuant to paragraph XI above.

11.3.1 The Issuer undertakes to do all actions and cooperate with BNDESPAR and Trustee Agent, pursuant to paragraph X Clause 11.3 above, also with Unibanco and BBA, regarding everything necessary to the compliance of the procedures provided for herein, including the compliance of legal and regulation requirements necessary for the auction(s).

XII
GUARANTEE

12.1 By this Deed of Issue, Vicunha Steel, Vicunha Aços and Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner (with her husband, Mauro Roberto Black Taschner’s express consent and agreement), Mr. Jacyr Pasternak (with his wife, Kiyoko Itikawa Pasternak’s express consent and agreement), Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch (with his wife, Carolina Justus Cury Steinbruch’s express consent and agreement Carolina Justus Cury Steinbruch), Mr. Ricardo Steinbruch (with his wife, Susana Leiner Steinbruch’s express consent and agreement), Mrs. Elisabeth Steinbruch Schwarz (with her husband, Sérgio Schwarz’s express consent and agreement), Mr. Eliezer Steinbruch Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch, Mr. Leo Steinbruch (with his wife, Mariana Cesarino Steinbruch’s express consent and agreement), Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich (with his wife, Denise Maria Espínola Rabinovich’s express consent and agreement), Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich, qualified above, hereby obligate themselves as Guarantors and principal payors jointly and severally liable among themselves and with the Issuer, hereby expressly waiving any benefit or privilege of order, rights and disclaimer of any nature set forth in articles 954, sole §, 1.006, 1.485, 1.491, 1.493, 1.494, 1.498, 1.499, 1.500, 1.502, 1.503 and 1.504 of the Civil Code, in articles 261 and 262 of the Brazilian Commercial Code and in articles 77 and 595 of the Code of Civil Procedure for the full payment of the Nominal Value of the Debentures of all series, plus the Compensation applicable to each series (and, in the case of the Debentures of the sixth and seventh series, of the Premiums) and, as the case may be, plus the arrears charges referred to in Clause 3.17 above, and all and any values, principal or accessories, payable by the Issuer under this Deed of Issue (including the Expenses of Sale of Pledge Stock), plus the BNDES Onlending Agreements and, if any, the Exchange Shares Term Purchase & Sale Agreement (“Guarantee”).

12.2 The Trustee Agent shall require the foreclosure of the Guarantee, according to the duties ascribed to him, in the event of any case of deficiency in the payment of any and all values, principal or accessory, owed by the Issuer hereunder.

12.3 The Guarantee referred to herein is provided by the Guarantors on an irretrievable and irrevocable basis and shall inure until the full performance, by the Issuer, of all its obligations provided in this Deed of Issue (including the Expenses of Sale of Pledge Stock), in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement.

12.4 It is hereby adjusted and agreed that the nonobservance, by the Trustee Agent, of the terms referred to in this Clause XII in no event shall result in the loss of any right or power set forth herein.

XIII

GUARANTEE OF PERFORMANCE OF OBLIGATIONS OF THE OTHER GUARANTORS, VICUNHA STEEL, VICUNHA AÇOS AND THE ISSUER

13.1 As a guarantee for the performance of all the obligations of any of the Guarantors and of the Issuer provided hereunder, and up to the full performance, by the Issuer, of all its obligations provided in this Deed of Issue, Messrs. Clotilde Rabinovich Pasternak, Dorothéa Steinbruch, Eliezer Steinbruch, Jacks Rabinovich, Benjamin Steinbruch and Ricardo Steinbruch, qualified above, shareholders of Vicunha Steel, have constituted, under the “Private Instrument of Constitution of Pledge or Guaranty of Shares Issued by Vicunha Steel S.A. and Other Covenants”, entered into on February 6, 2001 as amended and/or re-ratified, and which are an integral and complementary part of this Deed of Issue (“Vicunha Steel’s Stock Pledge Agreement”), the Pledge or Guaranty of all the nominative shares issued by Vicunha Steel owned by such Guarantors, which, on this date, corresponds to 100% (one hundred per cent) of all shares issued by Vicunha Steel, excluding 4 (four) nominative common shares issued by Vicunha Steel, owned by 4 (four) directors of Vicunha Steel (“Vicunha Steel’s Stock Pledge “). Each of such Guarantors further undertakes to extend the Pledge of Vicunha Steel’s Shares upon all the shares issued by Vicunha Steel and that, on any grounds, become owned by such Guarantors, as well as any and all splits, groupings and bonuses resulting from such shares, on any grounds.

13.2 As a guarantee for the performance of all Vicunha Steel’s and Issuer’s obligations provided in this Deed of Issue, and up to the full performance, by the Issuer, of all its obligations provided in this Deed of Issue, Vicunha Steel has constituted, under the “Private Instrument of Constitution of Pledge or Guaranty of Shares Issued by Vicunha Steel S.A. and Other Covenants”, entered into on February 6, 2001 as amended and/or re-ratified, and which are an integral and complementary part of this Deed of Issue (“Vicunha Steel’s Stock Pledge Agreement”), the Pledge or Guaranty of the nominative shares issued by Vicunha Aços owned by Vicunha Steel, which, on this date, corresponds to 50.2% (fifty point two per cent) of the common shares and 50.2% (fifty point two per cent) of the preferred shares (“Vicunha Aços’ Stock Pledge”). Vicunha Steel, further, undertakes to extend the Vicunha Aços’ Shares Pledge upon the shares issued by Vicunha Aços and that, on any grounds, become owned by Vicunha Steel and any and all splits, groupings and bonuses resulting from such shares, on any grounds, so that the Vicunha Aços’ Stock Pledge falls, at all times, on the 50.2% (fifty point two per cent) of the common shares and 50.2% (fifty point two per cent) of the preferred shares issued by Vicunha Aços.

13.3 As a guarantee for the performance of all Vicunha Steel’s and Issuer’s obligations provided in this Deed of Issue, and up to the full performance, by the Issuer, of all its obligations provided in this Deed of Issue, Vicunha Steel has constituted, under the “Private Instrument of Constitution of Pledge or Guaranty of Shares Issued by Vicunha Steel S.A. and Other Covenants”, entered into on February 6, 2001 as amended and/or re-ratified, and which are an integral and complementary part of this Deed of Issue (“Issuer’s Stock Pledge Agreement”), the Pledge or Guaranty of the nominative shares issued by the Issuer owned by Vicunha Steel, which, on this date, corresponds to 100% (one hundred per cent) of all shares issued by the Issuer, excluded 6 (six) nominative common shares issued by the Issuer and owned by 6 (six) directors of the Issuer (Pledge of the Issuer’s Shares). Vicunha Aços, further, undertakes to extend the Pledge of the Issuer’ Shares upon all the shares issued by the Issuer and that, on any grounds, become owned by Vicunha Aços and any and all splits, groupings and bonuses resulting from such shares, on any grounds.

13.4 The Vicunha Steel’s Stock Pledge, the Vicunha Aço’s Shares Pledge and/or the Issuer’s Stock Pledge may only be excussed after observance of the procedures set forth in Clause 4 of the CSN’s Stock Pledge Agreement.

13.5 It is hereby agreed and adjusted that the debenture holder, upon the subscription of the Debentures of any series, agrees that the Trustee Agent has represented them in the execution of the Vicunha Steel’s Stock Pledge Agreement, the Vicunha Aço’s Stock Pledge Agreement and Issuer’s Stock Pledge Agreement, with all their terms, clauses and procedures of excussion of the Pledge.

XIV
Destination of Proceeds

14.1 The net proceeds obtained by Issuer upon the distribution of the Debentures shall be applied in the acquisition, in cash, by Issuer, of 12,832,702,997 (twelve billion, eight hundred and thirty-two million, seven hundred and two thousand, nine hundred and ninety-seven) Shares held by Bradespar and 9,932,540,996 (nine billion, nine hundred and thirty-two million, five hundred and forty thousand and nine hundred and ninety-six) Shares held by Previ under the CSN’s Shares Purchase & Sale Agreement, and the remaining balance, up to the limit of R$ 23,750,000.00 (twenty-three million and seven hundred and fifty thousand reais) to be used in the acquisition of shares issued by CSN at stock exchanges or through private negotiation, for the maximum price determined in the average quotation, weighed by the quantity, of the 5 (five) last day trades prior to the acquisition date.

XV
EXTRAORDINARY PROCEEDS ARISING FROM DIVIDENDS OR INTEREST
ON CSN’S SHAREHOLDER’S EQUITY

15.1 In the case of dividends or interest on shareholders’ equity distributed by CSN to the Issuer are higher than the installments used to amortize the principal, interest and, in the case of the Debentures of the sixth and seventh series, of Premiums, of this Deed of Issue, of the BNDES Onlending Agreements and, if any, of the Exchange Shares Term Purchase & Sale Agreement, the remaining balance, after discount of the taxes applied on its receipt (“Extraordinary Proceeds”), shall be used by the Issuer only and exclusively for the purposes provided below, in the following order:

I. Payment, by the Issuer, of the following values:

(a) Of the costs, expenses and charges incurred by the Issuer, from and excluding the Integralization Date, provided that they have their corresponding vouchers and listed with the issuance and placement of the Debentures, limited up to R52,000,000.00 (two million reais) per year, yearly readjusted by the IGPM’s variation, including (i) the maintenance of the register of the Issuer as a public company; (ii) the register of the allotment of the Debentures at the CVM (Securities Commission); (iii) the register of possible amendments to this Deed of Issue; (iv) the maintenance of the Pledge, of the Issuer’s Stock Pledge, the Vicunha Aço’s Stock Pledge and Vicunha Steel’s Stock Pledge, including possible amendments to the respective agreements and their registration with the competent registry of documents; (v) the obtainment and maintenance of the register of the Debentures with CETIP; (vi) the publications related to the Debentures required by law and/or by this Deed of Issue; (vii) the remuneration and the expenses of the Trustee Agent; (viii) the remuneration and the expenses incurred by the agent bank and underwriter of the Debentures; (ix) the remuneration and expenses incurred in the yearly review of this issuance of Debentures by two credit classifier agencies operating in Brazil and of international reputation (“Expenses”), being, however, certain that any values exceeding the limit established herein shall be under the sole and exclusive responsibility of the Issuer, and Vicunha Aços shall provide to the Issuer the necessary resources for such, upon the increase of the capital of the Issuer for paying-up in cash and at sight; and/or

(b) The payment of taxes owed by the Issuer, the taxable event of which have occurred from this date on, provided that they are related: (i) with the performance by the Issuer, and only by the Issuer, of its obligations set forth in this Deed of Issue, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement; or (ii) with the ownership of the Shares, provided that, in any event, the payment be, under legal provision, under the responsibility of the Issuer;

II. Amortization or, if possible, settlement, of the Interest Payable and Capitalized of the Fifth Series (as per defined in Clause 9.4.2 above); of the Interest Payable and Capitalized of the Sixth Series; and of the Interest Payable and Capitalized of the Seventh Series (as per defined in Clause 10.4.2 above); and

III. Alternatively at the Issuer’s discretion:

(a) Accelerated amortization (without prejudice to the payment or amortization schedules of the Debentures Nominal Value of each series as set forth in Clauses 4.3, 5.3, 6.3, 7.3, 8.3, 9.3 and 10.3 above) and, if possible, accelerated payment of all the values payable under this Deed of Issue (including the Premiums), of the BNDES Onlending Agreements and, if any, of the Exchange Shares Term Purchase & Sale Agreement; and/or

(b) Acquisition, until the date of the first Exchange, of Shares up to the equivalent to 4.2% (four point two per cent) of all Shares, and provided that the Shares so acquired be subject to the Pledge and becoming an integral part of the Pledge Stock, (I) at stock exchanges; or (ii) within up to 60 (sixty) months from the Date of Issue, at stock exchanges or by private acquisition of up to 50% (fifty per cent) of the Shares arising from the closing of operations of term purchase and sale owned by any of the Guarantors, and such acquisition at stock exchanges or private acquisition shall be paid in cash and at sight and for a price equivalent to the average of the quotations weighed by quantity, of the last 20 (twenty) floor prior to the date de acquisition by the Issuer; or

(c) Acquisition, after the date of the first Exchange, of Shares or Exchange Shares that, added to the Shares acquired under letter (b) above, do not exceed 4.2% (four point two per cent) of the Shares. Without prejudice to the abovementioned limit of 4.2% Shares, the Issuer may not use Extraordinary Proceeds to acquire Exchange Shares in a quantity higher than the necessary for the rearrangement of the Shares Minimum Limit. The Shares and the Exchange Shares acquired under this letter shall, mandatorily, make an integral part of the Pledge. The acquisitions of Shares provided in this letter shall only be made: (I) at stock exchanges; (ii) at public auctions referred to in sub-clause I of Clause 9.7.6, above; (iii) through the exercise of the Option; or (iv) within 60 (sixty) months from the Date of Issue, at stock exchanges or by private acquisition of up to 50% (fifty per cent) of the Shares arising from the closing of the term purchase and sale operations owned by any of the Guarantors, said acquisition at stock exchange or private acquisition being paid cash and at sight and for a price equivalent to the average of the quotations, weighted by quantity, of the last 20 (twenty) day trades prior to the date of acquisition by the Issuer.

15.1.1 For the sole and exclusive purpose to effect the payment of the Expenses, irrespective of the provision of sub-clause I, above, and provided that the Issuer is current on the payment of its obligations provided in the heading of Clause 15.1 and in its sub-clause I, the Issuer may elect between keeping available in its cash (or in non-leveraged fixed income investments) the amount equivalent to up to RS 500,000.00 (five hundred thousand reais), yearly adjusted by the IGPM’s variation, arising from the Extraordinary Proceeds, provided that there are Expenses incurred or to be incurred by the Issuer in the semester that justify the maintenance of such availability. At the end of each semester, the Issuer shall render account to the Trustee Agent on the Expenses paid during the semester. The provision of this Clause does not restrict the Issuer’s right to decide on the distribution of Extraordinary Proceeds necessary to cover the payments referred to in Clause 15.1, above, in compliance with the limits applicable to the Expenses.

15.1.2 Notwithstanding the provision of this Clause XV, the non-receipt, by the Issuer, of Extraordinary Proceeds or the receipt of Extraordinary Proceeds in an amount insufficient for the payment, by Issuer, of the Expenses, does not exempt Vicunha Aços to provide the Issuer with sufficient funds for the payment of the Expenses.

15.2 The Issuer shall inform the Trustee Agent on any publications effected by CSN or any information available to the Issuer on the decision, declaration and distribution of the Extraordinary Proceeds, by informing the amount to be paid on the date of payment, within up to 2 (two) working days from the date of said publication or the date on which the Issuer has been kept abreast, owing, at the same occasion, as the case may be, to send a copy of the document received.

15.3 The Issuer shall send to the Trustee Agent a certified copy of all documents, including vouchers regarding the receipt of the Extraordinary Proceeds within up to 2 (two) working days from the date of its receipt.

15.4 Within 10 (ten) days from the date of any payment, by the Issuer, of any of the values referred to in Clause 15.1, above, the Issuer shall send to the Trustee Agent a detailed report discriminating: (I) the nature of the payments made, (ii) their dates of disbursements; and (iii) the respective beneficiaries, jointly with a true copy of all the respective vouchers and receipts of payment.

15.5 Notwithstanding the provision of Clauses 15.2, 15.3 and 15.4, above, in the event the Trustee Agent is informed on the distribution of the Extraordinary Proceeds, the Trustee Agent shall request the Issuer the documents, vouchers and information necessary to verify the performance, by the Issuer, of its obligations provided in this Clause XV.

XVI
ADDITIONAL OBLIGATIONS OF THE ISSUER, VICUNHA STEEL,
VICUNHA Aços AND OF THE OTHER GUARANTORS

16.1 The Issuer is further obligated to:

I. Provide to the Trustee Agent:

(a) With a copy of the financial statements regarding each fiscal year and a declaration stating that it is current on the performance of all its obligations stipulated in this Deed of Issue and in the Pledge Agreement, within 90 (ninety) days from the termination of the respective fiscal year;

(b) With a copy of the financial statements regarding each intermediate semester of each fiscal year and a declaration that it is current on the performance of all its obligations stipulated in this Deed of Issue and in the Pledge Agreement, within 45 (forty-five) days from the termination of the respective semester;

(c) With the information provided in CVM Regulatory Instruction no. 202 of December 6, 1993, with the same frequency of sending this information to CVM (Securities Commission);

(d) With information on any nonobservance by the Issuer, of pecuniary nature or not, of any clauses, terms or conditions of this Deed of Issue, of the Pledge Agreement, of the BNDES Onlending Agreements or, if any, of the Exchange Shares Term Purchase & Sale Agreement, within up to 5 (five) working days from the date of the nonobservance;

(e) With any information regarding the issuance of the Debentures that may be available and that may be reasonably requested to it within 5 (five) working days from said request;

(f) In the same terms provided in CVM Regulatory Instruction no. 202/93 or, if not state therein, within 5 (five) working days from the date in which they are held or published (whichever is the longest) (I) regarding the Issuer, notices to the debenture holders, relevant facts and all the minutes of shareholders meetings, of Board of Directors meetings and of Executive Officers Meetings; and (ii) relating to CSN, relevant facts and all the minutes of shareholders meetings that directly and significantly affect the Issuer’s financial ability to settle its obligations under this Deed of Issue or the Debentures;

(g) In the occurrence of the event provided in sub-clause XVI of Clause 3.2,2 above, to prove (I) within the maximum term of up to 20 (twenty) days from the date of the effectiveness of any of the investments referred to in letter (b) of sub-clause XVI of Clause 3.22, above, that the proceeds (net of taxes and applicable contributions) arising from the sale of the Manifest Mine of Iron Ore of Casa de Pedra (or from the assets acquired with the funds (net of taxes and applicable contributions) arising from the Mine of Manifest of Iron Ore of Casa de Pedra, or yet from the assets subsequently acquired under such sub-clause XVI) have been applied according to the provision of letter (b) of sub-clause XVI of Clause 3.22, above; and (ii) on a quarterly basis (and at all times the Trustee Agent so requests), that the proceeds (net of taxes and applicable contributions) not yet applied according to what is set forth in sub-clause XVI of Clause 3.22, above remain available in CSN’s cash (or in fixed and not leveraged fixed income investments);

(h) All the other documents and information that the Issuer, under the terms and conditions provided in this Deed of Issue and in the Pledge Agreement, undertook to send to the Trustee Agent;

II. To submit, under the law, its accounts and balance sheets to the examination by a an independent audit firm registered with the CVM (Securities Commission);

III. To submit this issue of Debentures and its yearly review to an evaluation by, at least, two credit classifier agencies operating in Brazil and of international reputation;

IV. To effect and maintain at all times updated the register of public company at CVM, and make available to its shareholders and debenture holders, at least on a half-yearly basis, the financial statements provided in article 176 of Act no. 6.404/76, as well as to observe the provisions contained in CVM Regulatory Instruction no. 207 of February 01, 1994;

V. To effect, provided that it is so requested by the Trustee Agent, the payment of the expenses incurred by the Trustee Agent, previously approved by the Issuer and duly attested by the Trustee Agent, under Clause 17.2.6 below;

VI. To structure and maintain in an adequate performance an agency to attend the debenture holders, so as to assure the efficient treatment to the holders of the Debentures, or hire an authorized financial institution to provide such service;

VII. Not to alienate, sell, assign, transfer, to offer to loan for use, lend, lease, confer to the capital, institute usufruct or trust, constitute any other encumbrance, burden or security interest other than the Pledge or dispose, in any way, in full or partially, directly or indirectly, freely or upon payment, the Shares owned by it, or any rights inherent thereto, even though they have not been included in the Pledge as per required in this Deed of Issue, from the Date of Issue (a) unless (I) the Issuer’s interest in CSN’s capital stock exceeds 50.2% (fifty point two per cent ) and (ii) the Issuer and the Guarantors are current on the performance of all their obligations provided in this Deed of Issue, in which case the Issuer may practice any or these acts solely and exclusively in connection with the Shares that exceed the limit provided herein; or (b) excepted the Exchange Shares under Clause 9.7, above;

VIII. To maintain, up to the full performance, by the Issuer, of all its obligations provided for herein, in the Pledge Shares, jointly with, as the case may be, the Non-alienated Exchange Shares, always at a level equal to or higher than the Shares Minimum Limit;

IX. To maintain all the shares issued by CSN held or to be held by it in the Pledge;

X. To maintain the ratio between the Issuer’s total debt (such debt meaning the addition of the Issuer’s short-term liabilities with the long-term liabilities) and the Pledge (a) on the Date of Issue, in, at most, RS 2,034,971,600.00 (two billion, thirty four million, nine hundred and seventy-one thousand and six hundred reais) to 46% (forty-six per cent) of all Shares, equivalent to a ratio of RS 44,238,513.04 (forty-four million, two hundred and thirty-eight thousand, five hundred and thirteen reais and four centavos) for each 1% (one per cent ) of the shares issued by CSN; and (b) on each date on which the Issuer incurs any debt permitted under the terms hereof, by, at most, RS 1,682,771,600.00 (one billion, six hundred and eighty-two million, seven hundred and seventy-one thousand and six hundred reais) (yearly adjusted by the IGPM’s variation) for 46% (forty-six per cent) of all Shares, equivalent to a relation of RS 36,581,991.30 (thirty-six million, five hundred and eighty-one thousand, nine hundred and ninety-one reais and thirty centavos) for each 1% (one per cent ) of the shares issued by CSN;

XI. To invest the proceeds arising from the receipt of the Extraordinary Proceeds solely and exclusively in accordance with Clause 15.1, above;

XII. Not to exercise any other activity other than to have interest in CSN’s corporate capital;

XIII. Not to arrange any loans, assume debts or obligations in an aggregate value equal to or higher than RS 200,000.00 (two hundred thousand reais), yearly adjusted by the IGPM’s variation, on any grounds, excepting only: (a) this Deed of Issue, the BNDES Onlending Agreements and the Exchange Shares Term Purchase & Sale Agreement; and (b) the Expenses (as defined in letter (a) of sub-clause I of Clause 15.1, above), in a value equal to or lesser than RS 2,000,000.00 (two million reais), yearly adjusted according to the IGPM’s variation, as soon as the Issuer has

Extraordinary Proceeds for its payment, in any event in compliance with sub-clause X, above;

XIV. To exercise its controlling power over CSN so as to cause (a) CSN to, yearly, pay to the shareholders, dividends or interest on equity, in cash, in an amount equivalent to, at least, 25% (twenty- five per cent) of the adjusted net profit; and (b) CSN not to distribute dividends, interest on equity or any other interest in the profits other than cash.

XV. Not to (a) sign, or allow to be signed agreements, contracts or instruments, including shareholders agreements; and/or (b) renew, or allow to be renewed, agreements, contracts or instruments including shareholders agreements, (i) the terms of which are, anyway contradictory or inconsistent with the terms and conditions of this Deed of Issue, of the Preemption Agreement or of the Shareholders Agreement; and/or (ii) that contain clauses that may, anyway affect the execution of the Pledge (e.g., clauses on preemption right, drag along clauses – right to oblige to sell – and tag along clauses – right of joint sale – on part or the whole of the Pledge Shares);

XVI. Not to pay dividends, except the ones that are mandatory by law, or any other statutory interest in profits, including interest on own capital.

16.2 Vicunha Aços is further obligated to:

Provide the Trustee Agent:

(a) With a copy of the financial statements relating to each fiscal year and a statement attesting it is current on the performance of all its obligations set forth in this Deed of Issue and in the Issuer’s Stock Pledge Agreement, within 120 (one hundred and twenty) days from the termination of the respective fiscal year;

(b) With a copy of the financial statements relating to each intermediate semester of each fiscal year and a statement attesting it is current on the performance of all its obligations set forth in this Deed of Issue and in the Issuer’s Stock Pledge Agreement, within 45 (forty- five) days from the termination of the respective semester;

(c) With information on any non-performance, by Vicunha Aços or by the Issuer, of pecuniary nature or not, of any clauses, terms or conditions of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of Vicunha Aço’s Stock Pledge Agreement, of Vicunha Steel’s Stock Pledge Agreement, of BNDES Onlending Agreements or, if any, of the Exchange Shares Term Purchase & Sale Agreement, within 5 (five) working days from the date of the non-performance;

(d) With any information regarding the issuance of the Debentures that may be available and that reasonably may be requested to it within 5 (five) working days from the date of said request;

(e) With notice to the debenture holders, relevant facts and all the minutes of shareholders meetings, on the same date they are published or, if not published, within 3 (three) working days from the date on which they are held; and

(f) all the other documents and information that Vicunha Aços, under the terms and condition provided herein and in the Issuer’s Stock Pledge Agreement if it undertook to send it to the Trustee Agent;

II. To be and remain, until the full performance, by the Issuer, of all and any obligations provided in this Deed of Issue, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, the holder of all the shares issued by the Issuer, excluded 6 (six) nominative common shares issued by Issuer, held by 6 (six) directors of Issuer, being barred to it to alienate, sell, assign, transfer, offer for loan for use, lend, lease, confer to the capital, institute usufruct or trust, constitute any other encumbrance, burden or security interest that the Issuer’s Stock Pledge or dispose, anyway, in full or partially, directly or indirectly, freely or upon a payment, the shares issued by Issuer of which it is the owner, or any rights inherent thereto, without the debenture holders’ prior consent, met in a meeting, being the owners of, at least. 80% (eighty per cent) of the Debentures of all outstanding series, or allow the creation or the issuance of any bond, security – with or without voting right, or convertible into shares, including promises, commitments or options of purchase, sale or exchange on bonds and securities issued by Issuer, excepting only the issuance of non-redeemable shares in full subscribed and paid-up by Vicunha Aços, provided that such shares (and the rights inherent thereto) remain held by Vicunha Aços up to the full performance, by the Issuer, of all its obligations provided herein;

III. To exercise its controlling power on the Issuer and CSN and vote at the Issuer’s general meetings and cause the Issuer’s directors to vote all the subjects submitted to its examination for the Issuer and CSN to fully and timely perform all its respective obligations provided for in this Deed of Issue, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement;

IV. To contribute and cause its controlled companies, (except CSN itself) to contribute, for the Issuer, all and any share issued by CSN of which it is or may be the owner, upon the increase of capital in the Issuer (the shares of which shall be included in the Issuer’s Stock Pledge), keeping such shares subject to the Pledge up to o full performance, by the Issuer, of all obligations provided for herein, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onoending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, and exercise its power of control to as to cause the Issuer to include the shares issued by CSN so received in the Pledge;

V. Up to the 60111 (sixtieth) (and including) month from the Date of Issuance, to repurchase or liquidate all and any term operations of which it is a part involving shares issued by CSN, and re-purchase, liquidate or not, exercise all and any rights, promises or options of purchase or shares issued by CSN, and, as the case may be, (a) to confer the shares issued by CSN so obtained to the Issuer’s capital, upon the increase of capital in the Issuer (the shares of which shall be included in the Issuer’s Stock Pledge); and/or (b) observed the limits of sub-clause III of Clause 15.1, above, to sell to the Issuer up to 50% (fifty per cent) of such shares issued by CSN so received and exercise its power of control so as to make the Issuer to include the shares issued by CSN so received in the Pledge;

VI. Not to exercise activities other than to have interest in the Issuer’s capital stock;

VII. Not to arrange any loans, assume debts or obligations in an aggregate value equal to or higher than RS 200,000.00 (two hundred thousand reais), yearly adjusted by the IGPM’s variation, on any grounds; and

VIII. Not to pay dividends, except the ones that are mandatory by law, or any other statutory interest in profits, including interest on shareholders’ equity.

16.3 Vicunha Steel is further obligated to:

Provide the Trustee Agent:

(a) With a copy of the financial statements relating to each fiscal year and a statement attesting it is current on the performance of all its obligations set forth in this Deed of Issue and in the Vicunha Aços’ Stock Pledge Agreement, within 120 (one hundred and twenty) days from the termination of the respective fiscal year;

(b) With a copy of the financial statements relating to each intermediate semester of each fiscal year and a statement attesting it is current on the performance of all its obligations set forth in this Deed of Issue and in the Vicunha Aços’ Stock Pledge Agreement, within 45 (forty- five) days from the termination of the respective semester;

(c) With information on any non-performance, by Vicunha Steel, Vicunha Aços or by the Issuer, of pecuniary nature or not, of any clauses, terms or conditions of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços’ Stock Pledge Agreement, of BNDES Onlending Agreements or, if any, of the Exchange Shares Term Purchase & Sale Agreement, within 5 (five) working days from the date of the non-performance;

(d) With any information regarding the issuance of the Debentures that may be available and that reasonably may be requested to it within 5 (five) working days from the date of said request;

(e) With notice to the debenture holders, relevant facts and all the minutes of shareholders meetings, of the meetings of the Board of Directors and meetings of

Vicunha Steel’s executive board, on the same date they are published or, if not published, within 3 (three) working days from the date on which they are held; and

(f) All the other documents and information that Vicunha Steel, under the terms and condition provided for herein and in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement and in the Vicunha Aços’Stock Pledge Agreement if it undertook to send it to the Trustee Agent;

II. To be and remain, until the full performance, by the issuer, of all and any obligations provided in this Deed of Issue, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, the holder of, at least, the equivalent to 50.2% (fifty point two per cent) of all the common shares and of 50.2% (fifty point two per cent) of all preferred shares issued by Vicunha Aços, being barred to it to alienate, sell, assign, transfer, offer for loan for use, lend, lease, confer to the capital, institute usufruct or trust, constitute any other encumbrance, burden or security interest that the Vicunha Aços’ Stock Pledge or dispose, anyway, in full or partially, directly or indirectly, freely or upon a payment, the shares issued by Vicunha Aços of which it is the owner, or any rights inherent thereto, which may, anyway, reduce the interest of Vicunha Steel in Vicunha Aços’ capital stock below the equivalent to 50.2% (fifty point two per cent) of all common shares and of 50.2% (fifty point two per cent) of all the preferred shares, without the debenture holders’ prior consent, in meeting, holding, at least, 80% (eighty per cent) of the Debentures of all outstanding series, or allow the creation or the issuance of any bond, security – with or without voting right, or convertible into shares, including promises, commitments or options of purchase, sale or exchange on bonds and securities issued by Vicunha Aços, excepting only the operation executed with third parties, provided that they do not result – or that its exercise may – result, directly or indirectly in (a) loss of the controlling power of Vicunha Steel over Vicunha Aços; (b) sharing or restriction of the controlling power of Vicunha Steel over Vicunha Aços unless if the signatory of the agreement, contract or instrument contemplating the sharing or restriction of the controlling power of Vicunha Steel over Vicunha Aços execute a statement, substantially as the form of Exhibit I hereto, attesting to know and agree with the terms and conditions hereof and undertaking to exercise its power of direct control over Vicunha Aços and indirect control over the Issuer, so as to cause Vicunha Aços and the Issuer to perform all their respective obligations provided herein; and/or (c) reduction of the interest of Vicunha Steel in Vicunha Aços’ corporate capital below the equivalent to 50.2% (fifty point two per cent) of the common shares and/or preferred shares issued by Vicunha Aços;

III. To exercise its controlling power over Vicunha Aços, the Issuer and CSN so as to cause that Vicunha Aços, the Issuer and CSN fully and timely comply with all their respective obligations provided for herein, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement;

IV. To contribute and cause its controlled companies to contribute, for the Issuer, through Vicunha Aços, any and all share issued by CSN of which it is or may be the holder, upon the increase of capital in Vicunha Aços (the shares of which shall be included in the Issuer’s Stock Pledge) and the latter, in the Issuer (the shares of which shall be included in the Issuer’s Stock Pledge), keeping such shares subject to the Pledge up to o full performance, by the Issuer, of all obligations provided for herein, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, and exercise its power of control to as to cause the Issuer to include the shares issued by CSN so received in the Pledge;

V. Up to the 60th (sixtieth) (and including) month from the Date of Issue, to repurchase or liquidate all and any term operations of which it is a part involving shares issued by CSN, and re-purchase, liquidate or not, exercise all and any rights, promises or options of purchase or shares issued by CSN, and, as the case may be, (a) to confer such shares to the Issuer’s capital, through Vicunha Aço, receiving, in return, shares issued by Vicunha Aço (the shares of which shall be included in Vicunha Aços’Stock Pledge) and Vicunha Aço from the Issuer (the shares of which shall be included in the Issuer’s Stock Pledge); and/or (b) observed the limits of sub-clause III of Clause 15.1, above, to sell to the Issuer up to 50% (fifty per cent) of such shares issued by CSN so received and exercise its power of control so as to make the issuer to include the shares issued by CSN so received in the Pledge;

VI. Not to exercise activities other than to have interest in Vicunha Aços’ capital stock;

VII. Not to arrange any loans, assume debts or obligations in an aggregate value equal to or higher than RS 200,000.00 (two hundred thousand reais), yearly adjusted by the IGPM’s variation, on any grounds; and

VIII. Not to pay dividends, except the ones that are mandatory by law, or any other statutory interest in profits, including interest on equity.

16.4 Each one of the other Guarantors is further obligated to:

I. Provide the Trustee Agent:

(a) On a half-yearly basis, with a statement declaring that it is current on the performance of all its obligations provided for in this Deed of Issue and in the Pledge Agreement;

(b) With information on any non-performance, by such Guarantor, and, if it is aware of, by Vicunha Steel, by Vicunha Aços or by the Issuer, of pecuniary nature or not, of any clauses, terms or conditions of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of Vicunha Aços’Stock Pledge Agreement, of Vicunha Steel’s Stock Pledge Agreement, of BNDES Onlending Agreements or, if any, of Exchange Shares Term Purchase & Sale Agreement, within 5 (five) working days from the date of the non-performance;

(c) With any information regarding the issuance of the Debentures that may be available and that reasonably may be requested to it within 5 (five) working days from said request; and

(d) With all the other documents and information that the Guarantor, under the terms and conditions provided in this Deed of Issue and in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement and in the Vicunha Steel’s Stock Pledge Agreement, undertook to send to the Trustee Agent;

II. When applicable, to be and remain, up to the full performance, by the Issuer, of all and any obligations provided for in this Deed of Issue, in the Pledge Agreement, Issuer’s Stock Pledge Agreement, in the Vicunha Aço’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, holders of all shares issued by Vicunha Steel, excluded 4 (four) nominative common shares issued by Vicunha Steel, held by 4 (four) directors of Vicunha Steel, being barred to them to alienate, sell, assign, transfer, offer for loan for use, lend, lease, confer to the capital, institute usufruct or trust, constitute any other encumbrance, burden or security interest that Vicunha Steel’s Stock Pledge or dispose, in any way, totally or partially, directly or indirectly, freely or upon payment, the shares issued by Vicunha Steel held by them, or any right inherent to them, without to debenture holders’ prior consent, met in a meeting, owners of, at least, 80% (eighty per cent) of the Debentures of all outstanding series, or allow the creation or the issuance of any bond, security with or without voting right or convertible into actions, including promises, terms or options of purchase, sale or exchange on bonds and securities issued by Vicunha Steel, excepting: (a) the alienation on any grounds among them, and one or more of the Guarantors individuals may stop being Vicunha Steel’s shareholder, without, however, affect its capacity as Guarantor, and (b) the issuance of non-redeemable shares subscribed and paid-up in full by any of the individual Guarantors, provided that such shares (and the right inherent thereto) remain owned by the individual Guarantors up to the full performance, by the Issuer, of all its obligations provided in this Deed of Issue;

III. When applicable, to exercise its controlling power over Vicunha Steel, Vicunha Aços, the Issuer and CSN and vote at the general meetings of Vicunha Steel and cause Vicunha Steel’s directors to vote all the subjects submitted to its examination so that Vicunha Steel, Vicunha Aços, the Issuer and CSN perform on a fully and timely basis all their respective obligations provided for herein and in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement;

IV. To contribute, and cause their spouses, descendants and ascendants and companies directly or indirectly controlled, including Vicunha Steel and Vicunha Aços, to contribute to the Issuer, through Vicunha Steel and Vicunha Aços, any and all share issued by CSN directly or indirectly held or to be held by it upon the increase of capital in Vicunha Steel (the shares of which shall be included in the Vicunha Steel’s Stock Pledge) and the latter in Vicunha Aços (which shares shall be included in Vicunha Aços’Stock Pledge) and the latter in the Issuer (the shares of which shall be included in the Issuer’s Stock Pledge), which Vicunha Steel and a Vicunha Aços, hereby, undertake to approve, by keeping such shares subject to the Pledge up to the full performance, by the Issuer, of all obligations provided for in this Deed of Issue, in the Pledge Agreement, in the Issuer’ Stock Pledge Agreement, in Vicunha Aço’s Stock Pledge, Agreement, in Vicunha Steel’s Stock Pledge Agreement, in the BNDES Onlending Agreements and, if any, in the Exchange Shares Term Purchase & Sale Agreement, and exercise its control power so as to cause the Issuer to include the shares issued by CSN so received in the Pledge; and

V. Up to the 60th (sixtieth) (and including) month from the Date of Issuance, to repurchase or liquidate all and any term operations of which it is a part involving shares issued by CSN, and re-purchase, liquidate or not, exercise all and any rights, promises or options of purchase or shares issued by CSN, and, as the case may be, (a) to confer the shares issued by CSN so obtained to the Issuer’s capital, through Vicunha Steel and Vicunha Aços, by receiving, in return, shares issued by Vicunha Steel (the shares of which shall be included in the Vicunha Steel’s Stock Pledge) and the latter, by Vicunha Aços (the Shares of which shall be included in the Vicunha Aços Stock Pledge) and the latter by the Issuer (that shall be included in Issuer’s Stock Pledge); and/or (b) observed the limits of sub-clause HI of Clause 15.1, above, to sell to the Issuer up to 50% (fifty per cent) of such shares issued by CSN so received and exercise its power of control on Vicunha Steel and Vicunha Aços so as to make the Issuer to include the shares issued by CSN so received in the Pledge;

XVII
Trustee Agent

17.1 The Issuer hereby appoints and constitutes Trustee Agent of the issuance subject hereof, as qualified in the preamble of this Deed of Issue, who signs in the capacity of Trustee Agent and intervening party that, herein, under the law, accepts the appointment to, under the Act and this Deed of Issue and the Pledge Agreement, represent the community of the debenture holders before the Issuer, by declaring:

I. Under the law, that he has no legal impediment, as per paragraph 3 of article 66 of Act n.°6.404/76, to exercise the office conferred upon him;

II. To accept the office conferred upon him, by fully assuming the duties and obligations provided in the specific laws and in this Deed of Issue;

III. To fully accept this Deed of Issue, the Pledge Agreement, the Issuer’s Stock Pledge Agreement, the Vicunha Aço’s Stock Pledge Agreement, the Vicunha Steel’s Stock Pledge Agreement, and all their clauses and conditions; and

IV. Not to be in any of the situations of conflict of interest provided for in Article 10 of CVM Regulatory Instruction no 28 of November 23, 1983; and

V. To have verified that the Pledge, the Issuer’s Stock Pledge, the Vicunha Aços’ Stock Pledge, the Vicunha Steel’s Stock Pledge and the Guarantee have been constituted and that they are sufficient and enforceable according to the terms and conditions of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Steel’s Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement.

17.1.1 The Trustee Agent shall exercise his office from the date of the execution hereof or a possible amendment hereof, and shall remain in the exercise of his offices up to his effective replacement and/or due date of the Debentures.

17.2 It shall be due to the Trustee Agent, in consideration for the performance of his duties, under the Law, this Deed of Issue, the Pledge Agreement, the Issuer’s Stock Pledge Agreement, the Vicunha Aços’Stock Pledge Agreement and the Vicunha Steel’s Stock Pledge Agreement, a compensation paid in yearly installments of RS 10,000.00 (ten thousand reais) each, the first of which being payable on June 15, 2001 and the other ones on the same day and month of the subsequent years and the Trustee Agent’s compensation shall be payable even after the due date of the Debentures, in the event the Trustee Agent is yet acting in the collection of defaults not remedied by the Issuer.

17.2.1 The compensation does not include the expenses referred to in Clause 17.2.6, below.

17.2.2 In the event this Deed of Issue is amended with the inclusion of new obligations to the Trustee Agent, the compensation shall be reviewed by mutual agreement between the Issuer and the Trustee Agent.

17.2.3 In the event of the cancellation or the redemption of the aggregate of the outstanding Debentures, the Trustee Agent shall only be entitled to the compensation calculated on a pro rata temporis basis for the period of the effective provision of the services, and the Trustee Agent shall return to the Issuer the difference between the received yearly remuneration and that he is entitled to.

17.2.4 The installments of the yearly compensation of the Trustee Agent shall be adjusted on a yearly basis by the IGPM, or in its absence, by the index that may replace it, from the date of execution of this Deed of Issue.

17.2.5 The compensation shall be accrued by the Tax applicable to Services of any Nature – ISS, the Contribution to the Program of Social Integration– PIS and the Contribution for Financing of the Social Security – COFINS and any other taxes that may be imposed to the Trustee Agent’s compensation, excepting the Income Tax and Consideration of any nature, in the rates in force on the dates of each payment.

17.2.6 The Issuer hereby undertakes to make, provided that so requested by the Trustee Agent, the payment of the expenses incurred by the Trustee Agent, previously approved by the Issuer and duly proved by the Trustee Agent, necessary to protect the rights and interests of the debenture holders or to realize its credits, and the Trustee Agent credit by expenses that have incurred to protect rights and interests or realize credits of the debenture holders that have not been paid under this Clause, shall be added to the Issuer’s debt and shall be entitled to the same guarantees as those of the Debentures, with preference to the latter in the payment order. The expenses referred to in this Clause shall also include the expenses related with:

I. Publication of reports, notices and notifications provided for in this Deed of Issue, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aços’ Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement, in the Law and applicable regulations;

II. Issuance of certificates;

III. Traveling, including costs reasonably incurred with transport, lodging and meals;

IV. Judicial or administrative proceedings filed by the Trustee Agent to preserve the debenture holders’ interest; and

V. Occasional additional and special or expert surveys that are indispensable, if there are omissions and/or obscurities in the information pertinent to the strict interests of the debenture holders.

17.2.7 In the event of any Issuer’s default, all the expenses necessary in connection with legal procedures, including the administrative ones that the Trustee Agent may incur to protect the debenture holders’ interests shall be previously approved and advanced by the Issuer and, subsequently, as provided in paragraph 5 of article 68 of Act no. 6.404/76, refunded by the Issuer. Such expenses to be advanced by the debenture holders include also the expenses with third parties’ attorney’s fees, court deposits, costs and judiciary fees in the actions sued by the Trustee Agent or arising from proceedings asserted against him in the exercise of his office, in his capacity as the representative of the community of the debenture holders. The occasional expenses, attorney’s fees, judicial deposits and costs and judiciary fees arising from lost cases before court shall equally be borne by the debenture holders, as well as the Trustee Agent’s compensation in the event the Issuer remains in default in connection with the payment thereof for a period longer than 60 (sixty) days, and the Trustee Agent may request a previous guarantee from the debenture holders to cover the risks involved in defeat in action before court.

17.2.8 In the event of any delay in the payment of any amount payable by virtue of this remuneration, the arrears debt shall be subject to a fine of 2% (two per cent) plus interest rate of 1% (one per cent ) per month.

17.3 In the events of absence, temporary impediment, waiver, intervention, judicial or extra-judicial liquidation, bankruptcy or any other case of vacancy of the Trustee Agent, within the maximum term of thirty (30) days, from the event that may give rise to this, a debenture holders’ meeting shall be held for the appointment of the new Trustee Agent, and this meeting may be called by the Trustee Agent to be substituted himself, by the Issuer, by debenture holders representing 10% (ten per cent), at least, of the outstanding Debentures, or by the CVM(Securities Commission). If the call does not occur up to 8 (eight) days before the deadline above-mentioned, then the Issuer shall have to perform such call, and CVM may appoint a provisory substitute while the appointment process is not terminated. The replacement of the Trustee Agent shall be made in compliance with the following conditions:

I. In the cases of vacancy, upon appointment, by the issuer and approval by the debenture holders, and amendment hereto;

II. The debenture holders may, after the termination of the term for the allotment of the Debentures in the market, elect to substitute the Trustee Agent and appoint his substitute, in a meeting of the debenture holders especially called for such purpose;

III. The substitution of the Trustee Agent is subject to a prior notice to the CVM;

IV. In the event of resignation by the Trustee Agent, the latter shall remain in the exercise of his office until another institution be chosen by the Issuer and approved by the debenture holders and effectively assume the office of the Trustee Agent;

V. The substitution shall not imply a proportional compensation higher than that agreed herein. The substitute Trustee Agent shall, immediately after the appointment, inform it to the debenture holders, as prescribed by sub-clause XIX of Clause 17.4, below; and

VI. The payments shall be made in compliance with the proportionality to the period of the effective provision of services.

17.4 The following are the Trustee Agent’s duties:

I. To be fully liable for the services hired, under the law in force;

II. To fund: (a) all the expenses arising from the provision of the services, including all the taxes, fees and municipal, state and federal contributions, either present or future, payable by virtue of the provision of the services; and (b) all the civil, labor and/or social security charges;

III. To protect the debenture holders’ interests and rights, by applying in the exercise of his office, the care and the diligence that every active and serious man apply in the management of his own assets;

IV. To resign from his office, in the event of the occurrence of any interests conflicts or any other form of inaptitude;

V. To keep all the written documents, correspondence and other papers related with the exercise of his office;

VI. To check the observance, by the Issuer, of the limits of issuance provided in article 60 of Act n. 6.404/76, in connection with the Pledge;

VII. To check, upon the acceptance of the office, the veracity of the information contained in this Deed of Issue, in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement and in the Vicunha Steel’s Stock Pledge Agreement, by acting diligently so as to remedy the omissions, failures or defects he is informed of;

VIII. To procure with the competent agencies – in the event the Issuer does not so do – the register of this Deed of Issue, of this Pledge Agreement, do Issuer’s Stock Pledge Agreement, of the Vicunha Aços Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement as amended, by remedying the gaps and irregularities by chance existing therein; in this case, the register officer shall notify the Issuer’s management so the Issuer provide him with the necessary information and documents;

IX. To follow up the observance of the periodicity in the provision of the mandatory information, by warning the debenture holders on possible omissions or untruths contained in such information;

X. To issue an opinion on the sufficiency of the information contained in the proposals of modifications of the Debentures’ conditions;

XI. To check the regularity of the constitution of the Pledge, of the Issuer’s Stock Pledge, of the Vicunha Aços’ Stock Pledge, of the Vicunha Steel’s Stock Pledge and of the Guarantee, in compliance with the maintenance of its sufficiency and enforceability;

XII. In compliance with the provisions hereof, to notify the Issuer so that it may substitute the Guarantors in the cases set forth in this Deed of Issue;

XIII. To request, at every 6 (six) months, for the faithful performance of his office, updated certificates necessary and pertinent with the civil filing offices, the Public Treasury offices, protest offices, labor offices, Public Treasury’s General Attorney’s Office, CSN, the Issuer, Vicunha Aços, Vicunha Steel and the other Guarantors;

XIV. To request, when there is a justifiable reason, an extraordinary audit at the Issuer;

XV. To call, when necessary, the debenture holders’ meeting, through an announcement published, at least three times, in the press agencies where the Issuer shall make its publications;

XVI. To appear at the debenture holders’ meetings in order to give the information requested to it;

XVII. To prepare a yearly report destined to the debenture holders, under letter (b) of paragraph 1 of article 68 of Act 6.404/76, which shall contain, at least, the following information:

(a) Occasional omission or untruth which he is aware of contained in the information disclosed by the Issuer or, further, the default or delay in the mandatory provision of information by the Issuer;

(b) Statutory amendments occurred in the period;

(c) Comments on the financial statements of CSN, of the Issuer, of Vicunha Aços and of Vicunha Steel, focusing the economic, financial and structural indicators of capital of CSN, of the Issuer, of Vicunha Aços and of Vicunha Steel;

(d) Position of the distribution or placement of the Debentures in the market;

(e) Redemption, Amortization, payment of the Nominal Value, payment of the Compensation and of the Premiums of the Debentures and Exchanges made in the period, as well as acquisitions and sales of Debentures and Shares by the Issuer;

(f) Follow-up of the destination of the funds raised through the issuance of Debentures, according to the data obtained with the Issuer’s managers;

(g) List of the goods and valuables delivered to his administration;

(h) Performance of other obligations assumed by the Issuer, by Vicunha Aços, by Vicunha Steel and by the Guarantors in this Deed of Issue and in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Steel’s Stock Pledge Agreement and in the Vicunha Steel’s Stock Pledge Agreement, including those provided in Clauses 3.22, 9.7, XI, XII, XHI, XIV, XV and XVI, above, as per available public information and/or information obtained with the Issuer’s managers, Vicunha Aços’ managers, Vicunha Steel’s managers and with the Guarantors;

(i) Declaration on the sufficiency and enforceability of the Pledge, of the Issuer’s Stock Pledge, of the Vicunha Aços’ Stock Pledge, of the Vicunha Steel’s Stock Pledge and of the Guarantee; and

(j) Declaration on its ability to keep on exercising the office of Trustee Agent;

XVIII. To put the report referred to in sub-clause XVII, above, at the disposal of the debenture holders within 4 (four) months from the closing of the Issuer’s fiscal year, at least in the following places:

(a) At the Issuer’s headquarters;

(b) At its office or, if a financial institution, at the place indicated by it;

(c) At CVM (Securities Commission);

(d) At Stock Exchanges, as the case may be; and

(e) At the headquarters of the institution that was the leader of the placement of the Debentures;

XIX. To publish, in the press agencies where the Issuer shall effect its publications, a notice informing the debenture holders that the report referred to in sub-clause XVII, above, is at the disposal at the places indicated in sub-clause XVIII, above;

XX. To keep updated the list of debenture holders and their addresses, upon, further, actions with the Issuer;

XXI. To inspect the performance of the clauses hereof, the clauses of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Steel’s Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement, including the clauses on the obligations to do and not to do, mainly Clauses 3.22, 9.7, XI, XII, XIII, XIV, XV and XVI, above, as per available public information and/or information obtained with the Issuer’s managers, the Vicunha Aços’ managers, the Vicunha Steel’s managers and the other Guarantors, by promptly informing the debenture holders the possible defaults discovered;

XXII. To notify the debenture holders, if possible on an individually basis, within the term of up to 5 (five) working days from the date on which the Trustee Agent become aware of, or, by employing the care and the diligence that every active and serious man is used to employ, the date on which he should have become aware of any default committed by the Issuer, by Vicunha Aços, by Vicunha Steel or by the Guarantors, on any obligation assumed in this Deed of Issue or in the Pledge Agreement, in the Issuer’s Stock Pledge Agreement, in the Vicunha Aços Stock Pledge Agreement or in the Vicunha Steel’s Stock Pledge Agreement, by indicating the place where he shall provide to the interested parties further clarifications, and said notification shall discriminate the judicial and extra-judicial actions that the Trustee Agent has taken to protect the debenture holders’ interests . A notice of equal tenor shall be sent to:

(a) CVM (Securities Commission);

(b) Stock Exchanges, as the case may be; and

(c) the Issuer;

XXIII.In the occurrence of any event set forth in Clauses 8.4.2, 9.4.2 and/or 10.4.2, above, to keep an individualized control of the amount of (a) Interest Payable and Capitalized of the Fifth Series; (b) Interest Payable and Capitalized of the Sixth Series; and (c) of Interest Payable and Capitalized of the Seventh Series owed by the Issuer; and

XXIV. As a result of the provision of Clause 3.8.1, above, to keep the proceeds arising from this issuance under his control, by delivering them to the Issuer as the guarantees value is being increased, under paragraphs I and 2 of article 60 of Act no. 6.404/76.

17.5 In the event of any default committed by the Issuer, Vicunha Aços, Vicunha Steel or any Guarantors as to their obligations hereunder or the obligations set forth in the Pledge Agreement, if not remedied within the terms set forth in Clause 3.22, above, as applicable, the Trustee Agent shall take the necessary steps to protect the rights or defend the debenture holders’ interests and, for such, he shall:

I. Declare, in compliance with the conditions hereof, mainly Clauses 3.22 and 3.22.1, above, the acceleration of the due date of the Debentures and collect the value of their principal and other amounts;

II. In compliance with this instrument, to proceed with the extra-judicial execution of the Pledge and the foreclosure of the Guarantee, by applying the proceeds in the full or proportional payment to the debenture holders;

III. To request the Issuer’s bankruptcy in the event there are no collateral securities;

IV. To take all such steps and to do all such things that may be necessary for the debenture holders to realize their credits; and

V. To represent the debenture holders in bankruptcy or composition with creditors proceedings against the Issuer.

17.5.1 In compliance with Clauses 3.22 and 3.22.1, above, the Trustee Agent shall only be exempt from the responsibility for the non-adoption of the measures contemplated in sub-clauses I through IV of Clause 17.5, above if, once called the debenture holders’ meeting, such meeting authorize him, by unanimous decision of the holders of the outstanding debentures.

In the case of sub-clause V of Clause 17.5, above, it shall be sufficient the decision of the majority of the holders of outstanding Debentures.

XVIII
DEBENTURE HOLDERS MEETING

18.1 The holders of the Debentures of this issuance may, at any time, meet in order to decide on the matter of interest of all debenture holders.

18.2 The debenture holders’ meeting may be called by the Trustee Agent, by the Issuer, by debenture holders representing, at least, 10% (ten per cent) of the outstanding Debentures and by the CVM (Securities Commission).

18.3 It shall be applied to the debenture holders, when fit, the provision of Act no. 6.404/76, on the shareholders’ general meeting.

18.4 The meeting will be instated, on first call, with the presence of debenture holders representing at least half of the outstanding Debentures and, on second call, with any number.

18.5 Except for the provisions contemplated in this Deed of Issue or by law excepted, and except where changes in the conditions of the Debentures are concerned, which will depend on the approval of debenture holders representing at least 75% (seventy five percent) of the outstanding Debentures of the series affected or of all series, if all are effectively and directly affected and/or if the flow of funds for payment of the other series is affected, the other decisions to be taken in the general debenture holders’meeting shall depend on the approval of the absolute majority of votes of the debenture holders present at the meeting, excluding, in any case, for quorum purposes, the blank votes and the Debentures held by CSN, the Issuer, Vicunha Aços, Vicunha Steel, the other Guarantors, any of their subsidiaries, associated or controlling companies or any of their officers, directors or shareholders.

18.6 The Issuer’s legal representatives may be present at the debenture holders meetings.

18.7 The Trustee Agent shall be present at the meeting and provide the requested information to the debenture holders.

XIX
REPRESENTATIONS BY ISSUER, BY VICUNHA AÇOS, VICUNHA STEEL
AND THE OTHER GUARANTORS

19.1 The Issuer hereby represents that:

I. It is a duly organized company, established and existing as a business corporation according to the laws of Brazil;

II. Those representing it in the execution of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços Stock Pledge Agreement and of the Vicunha Steel Stock Pledge Agreement have legal powers for such;

III. All corporate authorizations necessary for the execution of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços Stock Pledge Agreement and of Vicunha Steel Stock Pledge Agreement were obtained and are currently valid, effective and in full force;

IV. The terms of this Deed of Issue, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços Stock Pledge Agreement and of Vicunha Steel Stock Pledge Agreement (a) do not imply the Issuer’s default in any contract or document to which the Issuer is a party or any of its assets and property are bound thereby; (b) do not violate any law, decree or regulation to which the Issuer is subject; or (c) do not violate any pending administrative or legal order, decision or judgment against the Issuer;

V. This Deed of Issue and the Pledge Agreement constitute the Issuer’s enforceable, valid and effective obligations;

VI. Vicunha Aços (and the Issuer’s directors, holders of one share each) are the only shareholders of the Issuer;

VII. It does not hold, directly or indirectly, any CSN issued share other than the Stock offered as pledge or bond under the Pledge Agreement;

VIII. On this date, there are (a) no securities issued by CSN and/or the Issuer, or drawn against any of them, which have been presented for court protest or which have been protested, of unitary and/or aggregate value equal to or higher than RS45.000.000,00 (forty five million reais), in relation to CSN and RS200.000,00 (two hundred thousand reais) in relation to the Issuer, except those which, having been presented for protest, were subsequently the purpose of a filing of stay protest followed, as the case may be, by the respective principal suit, with reasonable legal grounds; and (b) no overdue and unpaid debt, of the responsibility of CSN and/or the Issuer, of unitary or aggregate value equal to or higher than RS45.000.000,00 (forty five million reais), with relation to CSN and RS200.000,00 (two hundred thousand reais) relating to the Issuer or characterization of arrears of CSN and/or the Issuer for delay in the payment of obligations for the same amount, or whose amount may, in any way, come to affect compliance with the Issuer’s obligations resulting from this Deed of Issue; and

IX It is up to date with the payment of all tax obligations (city, state and federal), labor, social security, including as far as the payment of the Social Contribution for Social Security Financing COFINS and collection of the due contributions, the Government Severance Indemnity Fund for Employees (FGTS) and Employee’s Profit Participation Program PIS and any other legal obligations, except for obligations being questioned in good faith in the administrative and/or legal spheres.

19.1.1 The Issuer hereby undertakes irrevocably and irretractably to indemnify the debenture holders, the Trustee Agent and the Coordinators for all and any losses, damages, costs and/or expenses (including legal costs and lawyers’ fees) incurred by the debenture holders, by the Trustee Agent and by the Coordinators as a result of any untrue or incorrect representations made hereunder.

19.1.2 With no prejudice to the provisions of Clause 19.1.1 above, the Issuer hereby undertakes to notify immediately the debenture holders, the Trustee Agent and the Coordinators if any of the representations made hereunder become untrue, incomplete or incorrect.

19.2 Vicunha Aços hereby represents that:

I. It is a duly organized company, established and existing as a business corporation according to the laws of Brazil;

II. Those representing it in the execution of this Deed of Issue, of the Issuer’s Stock Pledge Agreement and of the Vicunha Aços’ Stock Pledge Agreement have legal powers for such;

III. All corporate authorizations necessary for the execution of this Deed of Issue, of the Issuer’s Stock Pledge Agreement and of the Vicunha Aços’ Stock Pledge were obtained and are valid, effective and in full force;

IV. The terms of this Deed of Issue, of the Guarantee, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços’ Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement (a) do not imply default by Vicunha Aços in any contract or document to which Vicunha Aços is a party or any of its assets or property are bound thereby; (b) do not violate any law, decree or regulation to which Vicunha Aços is subject; or (c) do not violate any pending administrative or legal order, decision or judgment against Vicunha Aços;

V. This Deed of Issue, including the Guarantee and the Issuer’s Stock Pledge Agreement constitute the enforceable, valid and effective obligations of Vicunha Aços;

VI. All the shares issued by the Issuer are held by Vicunha Aços (and by the 6 (six) Issuer’s directors, each one holding one common nominative share of the Issuer), are fully paid up and free of any liens or encumbrances (except for the Issuer’ Stock Pledge Agreement), representing thus 100% (one hundred percent) of the total shares issued by the Issuer, and are not subject to any restriction to their disposal or transfer, except those imposed under this Deed of Issue, under the Issuer’s Stock Pledge Agreement, the Shareholders’ Agreement and the Preemption Agreement;

VII. On this date Vicunha Steel (and the 6 (six) directors of Vicunha Aços, who each hold one common nominative share issued by Vicunha Aços) are the sole shareholders of Vicunha Aços;

VIII. It does not own directly or indirectly any share issued by CSN that are not subject to the Pledge;

IX. On this date, there are (a) no securities issued by it or drawn against Vicunha Aços, which were presented for court protest or which have been protested, of unitary and/or aggregate value equal to or higher than R5200.000,00 (two hundred thousand reais), except for those which, having been presented for court protest, were the object of a filing of a stay protest followed, as the case may be, by the respective principal suit, with reasonable legal grounds; or (b) no overdue and unpaid debt of its responsibility, of unitary or aggregate value equal to or higher than R~200.000,00 (two hundred thousand reais) or its constitution as arrears for delay in the payment of obligations for the same amount, or whose amount may, in any way, subsequently affect compliance with its obligations arising from this Deed of Issue; and

X. The Issuer and Vicunha Aços are up to date with the payment of all their tax obligations (city, state and federal), labor, social security, including as far as payment of the Social Contribution for Social Security Financing COFINS and to the collection of contributions due, to the Government Severance Indemnity Fund for Employees FGTS and to the Employees’ Profit Participation Program PIS and of any other legal obligations are concerned, except for those obligations being questioned in good faith in the administrative and/or legal spheres.

19.2.1 Vicunha Aços hereby irrevocably and irrectractably undertakes to indemnify the debenture holders, the Trustee Agent and the Coordinators for all losses, damages, cost and/or expenses (including legal costs and lawyers’ fees) incurred by the debenture holders, by the Trustee Agent and by the Coordinators as a result of untrue or incorrect representations made hereunder.

19.2.2 With no prejudice to the provisions of Clause 19.2.1 above, Vicunha Aços hereby undertakes to notify immediately the debenture holders, the Trustee Agent and the Coordinators if any of the representations made hereunder become untrue, incomplete or incorrect.

19.3 Vicunha Steel hereby represents that:

It is a duly organized company, established and existing as a business corporation in accordance with the laws of Brazil;

II. Those representing it in the execution of this Deed of Issue, of the Vicunha Aços’ Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement have legal powers for such;

III. All corporate authorizations necessary for the execution of this Deed of Issue, of the Vicunha Aços’ Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement were obtained and are currently valid, effective and in full force;

IV. The terms of this Deed of Issue, of the Guarantee, of the Pledge Agreement, of the Issuer’s Stock Pledge Agreement, of the Vicunha Aços’ Stock Pledge Agreement and of the Vicunha Steel’s Stock Pledge Agreement (a) do not imply default by Vicunha Steel in any contract or document to which Vicunha Steel is a party or any of its assets or property are bound thereby; (b) do not violate any law, decree or regulation to which Vicunha Steel is subject; or (c) do not violate any pending administrative or legal order, decision or judgment against Vicunha Steel;

V. This Deed of Issue, including the Guarantee, and the Vicunha Aços’ Stock Pledge Agreement constitute enforceable, valid and effective obligations of Vicunha Steel;

VI All shares issued by Vicunha Aços are held by Vicunha Steel (and by the 6 (six) directors of Vicunha Aços, each holding one nominative common share issued by Vicunha Aços), are fully paid up and free from any liens or encumbrances (except for the Vicunha Aços’ Stock Pledge Agreement), representing thus 100%

(one hundred percent) of the total shares issued by Vicunha Aços, and are not subject to any restriction to their disposal or transfer, except those imposed as a result of this Deed of Issue and of the Vicunha Aços’ Stock Pledge Agreement, of the Shareholders’ Agreement and of the Preemption Agreement;

VII. The Guarantors (and 4 (four) directors of Vicunha Steel, each holding one common nominative share issued by Vicunha Steel) are the sole shareholders of Vicunha Steel;

VIII. It does not hold direct or indirectly any share issued by CSN, not subject to the pledge constituted hereunder;

IX. On this date, there are (a) no securities issued by it or drawn against itself, which have been presented for court protest or which have been protested, of unitary or aggregate value equal to or higher than R$200.000,00 (two hundred thousand reais), except for those which, having been presented for protest, were the object of a filing of stay protest followed by, as the case may be, the respective principal suit, with reasonable legal grounds; or (b) overdue and unpaid debt of its responsibility, of unitary or aggregate value equal to or higher than R$200.000,00 (two hundred thousand reais) or its constitution as arrears for delay in the payment of obligations for the same amount, or whose amount could, in any way, affect compliance with its obligations, arising from this Deed of Issue; and

X. It is up to date with the payment of all tax obligations (city, state and federal), labor, social security, including as far as payment of the Social Contribution for Social Security Financing COFLNS and to the collection of contributions due, to the Government Severance Indemnity Fund for Employees FGTS and to the Employees’ Profit Participation Program PIS are concerned and of any other legally established obligations are concerned, except for those obligations being questioned in good faith in the administrative and/or legal spheres.

19.3.1 Vicunha Steel hereby undertakes irrevocably and irretractably to indemnify the debenture holders, the Trustee Agent and the Coordinators for all and any losses, damages, costs and/or expenses (including legal costs and lawyers’ fees) incurred by the debenture holders, by the Trustee Agent and Coordinators as a result of any untrue or incorrect representations made hereunder.

19.3.2 With no prejudice to the provisions of Clause 19.3.1 above, Vicunha Steel hereby undertakes to notify immediately the debenture holders, the Trustee Agent and the Coordinators if any of the representations made hereunder become untrue, incomplete or incorrect.

19.4 Each of the other Guarantors hereby represents that:

I. With relation to Messrs. Clotilde Rabinovich Pasternak, Dorothéa Steinbruch, Eliezer Steinbruch, Jacks Rabinovich, Benjamin Steinbruch, Ricardo Steinbruch, Clarice Steinbruch, Eduardo Rabinovich e Jacyr Pasternak, identified above, it is a direct shareholder of Vicunha Steel and indirect controlling shareholder of Vicunha Aços and of the Issuer;

II. It is fully capable of assuming all the obligations contemplated in this Deed of Issue, including to honor the Guarantee provided, in whole or in part, and in the Vicunha Steel’s Stock Pledge Agreement;

III. The terms of this Deed of Issue, of the Guarantee, of the Pledge Agreemeent, of the Issuer’s Stock Pledge Agreement, of the Vicunha Steel’s Stock Pledge Agreement (a) do not imply default of each of the Guarantors in any contract or document to which the Guarantor is a party or any of its assets or property are restricted thereby; (b) do not violate any law, decree, or regulation to which it is subject; or (c) do not violate any pending administrative or legal order, decision or judgment against each of the Guarantors;

IV. This Deed of Issue, including the Guarantee, and the Vicunha Steel’s Stock Pledge Agreement constitute enforceable, valid and effective obligations of each of the Guarantors;

V. All the shares issued by Vicunha Steel are held by other Guarantors, shareholders of Vicunha Steel (and of 4 (four) directors of Vicunha Steel, each holder of one common nominative share issued by Vicunha Steel), are fully paid up and free from any liens or encumbrances (except for the Steel Vicunha’s Stock Pledge Agreement), representing thus 100% (one hundred percent) of the total shares issued by Vicunha Steel, and are not subject to any restriction to their disposal or transfer, except for those imposed by force of this Deed of Issue, of the Vicunha Steel’s Stock Pledge Agreement, of the Shareholders’Agreement, of the Preemption Agreement and of the Vicunha Steel shareholders’ agreement of signed by the shareholders on September 25, 2000;

VI. It does not hold and has no knowledge that the other Guarantors hold directly or indirectly shares issued by CSN, not subject to the Pledge, except for the shares issued by CSN, which it holds, directly or indirectly subject to forward purchase and sale operations not yet settled; and

VII. On this date, there are (a) no securities issued by them or drawn against any of the other Guarantors, presented for protest and which were protested, of unitary or aggregate value equal to or higher than RS1.000.000,00 (one million reais), except for those presented for protest, which were the object of a filing of stay protest followed, as the case may be, by the respective principal suit, with reasonable legal grounds; and (b) overdue and unpaid debt of the responsibility of any of the other Guarantors of unitary or aggregate value equal to or higher than R$1.000.000,00 (one million reais) or their constitution as arrears for delay in the payment of obligations for the same amount, or whose amount may, in any way, affect compliance with the obligations arising from this Deed of Issue.

19.4.1 Each of the Guarantors hereby undertakes irrevocably and irretractably to indemnify the debenture holders, the Trustee Agent and the Coordinators for all and any losses, damages, costs and/or expenses (including legal costs and lawyers’ fees) incurred by the debenture holders, by the Trustee Agent and by the Coordinators as a result of any untrue or incorrect representations made hereunder.

19.4.2 With no prejudice to the provisions of Clause 19.4.1 above, each Guarantor hereby undertakes to notify immediately the debenture holders, the Trustee Agent and the Coordinators if any of the representations made hereunder become untrue, incomplete or incorrect.

XX
EXPENSES

20.1 The Issuer shall be responsible for all expenses with registration and publication of the acts necessary for the placement of the Debentures of the current issue, such as the Deed of Issue, the Pledge Agreement, and the general special meetings of the Issuer’s shareholders who deliberated on this Debenture Issue.

XXI
CONSENTING INTERVENING PARTY

21.1 CSN signs this Deed of Issue in the capacity of consenting intervenor, and declares that it is aware of all the terms and conditions contemplated herein and in the Pledge Agreement.

XXII
NOTIFICATIONS

22.1 The communications to be sent by any of the parties to this Deed of Issue shall be forwarded to the following addresses:

I. To the Issuer:

VICUNHA SIDERIJRGIA S.A.
Rua Itacolomi 412, 50 andar, sala 2

0 1239-020 São Paulo, SP
Att.: Mr. Rubens dos Santos
Phone: (11)236 7270
Fax: (11)236 7252

II. To Vicunha Aços:

VICUNHA Aços S.A.
Rua Itacolomi 412, 50 andar, sala 3
0 1239-020 São Paulo, SP
Att.: Mr. Rubens dos Santos
Phone: (11)2367270
Fax: (11)236 7252

II. To Vicunha Steel:

VICUNHA STEEL S.A.

Rua IvaI 207, sala 21
03080-900       São Paulo, SP
Att.:      Mr. Rubens dos Santos
Phone: (11) 236 7270
Fax: (11)236 7252

III. To the other Guarantors:

CLOTILDE RABINOVICH PASTERNAK
SUZANA PASTERNAK TASCHNER
JACYR PASTERNAK
DOROTHEA STEINBRUCH
BENJAMIN STEINBRUCH
RICARDO STEINBRUCH
ELISABETH STEINBRUCH SCHWARZ
ELIEZER STEINBRUCH
CLARICE STETNBRUCH
FABJO STEINBRUCH
LEO STEINBRUCH
JACKS RABINOVICH
BELINA RABINOVICH
EDUARDO RABINOVICH
OLGA RABINOVICH
BEATRIZ RABINOVICH
Rua Itacolomi 412
0 1239-020 São Paulo, SP
Phone: (11)236 7270
Fax: (11)2367252

IV. To the Trustee Agent:

PLANNER CORRETORA DE VALORES S.A.
Av. Paulista 2439, 110 andar
01311-300 São Paulo,SP
Att: Miss Viviane A. Rodrigues dos Santos
Phone: (11)3061 9444
Fax: (11)3061 0964

V. To BNDESPAR:

BNDES PARTICIPAçOES S.A. - BNDESPAR
Av. RepEblica do Chile 100
20139-900 Rio de Janeiro, RJ
Att.: Director Superintendent (Diretor Superintendente)
Phone: (21) 277 2661
Fax: (21)220 6058

VI. ToCSN:

COMPANHIA SJDERtIJRGICA NACIONAL
Rua Lauro Muller 116, 36° andar
22299-900 Rio de Janeiro, RJ
Art.: CEO (Diretor Presidente)
C.c: Legal Department Director (Diretor Juridico)
Phone : (21) 586 1436
Fax: (21) 586 1432

22.2 The communications shall be deemed as delivered when received against receipt or with a “receipt notice” issued by the Brazilian Postal Service or by telegram at the addresses above. The originals of the document sent by fax shall be forwarded to the addresses above in up to 2 (two) working days after the message was sent.

XXIII JURISDICTION

23.1 The parties hereto elect the Jurisdiction of the circuit court of Rio de Janeiro, State of Rio de Janeiro, to settle the questions that may arise from this Deed of Issue, and all other jurisidictions are hereby waived.

And being thus agreed and covenanted, the parties, binding themselves and their successors, sign this instrument in 7 (seven) counterparts of equal tenor and form, in the presence of 2 (two) witnesses, that also sign the instrument.

São Paulo, 09 March 2001

VICUNHA SIDERURGIA S.A.

/s/ Jacks Rabinovich      /s/ Rubens dos Santos
         Jacks Rabinovich      Rubens dos Santos
         CEO      Officer

/s/ Jacks          Rabinovich Jacks Rabinovich

CEO
/s/ Ricardo Steinbruch

Ricardo Steinbruch Officer Superintendent

VICUNHA STEEL S.A.

/s/ Jacks Rabinovich

Jacks Rabinovich
CEO
/s/ Ricardo Steinbruch

Ricardo Steinbruch Officer Superintendent

Is! Clotilde Rabinovich Pasternak

CLOTILDE RABINOVICH PASTERNAK

Is! Suzana Pasternak Taschner

SUZANA PASTERNAK TASCHNER
Is! Mauro Roberto Black Taschner

MAURO ROBERTO BLACK TASCHNER

/s/ Jacyr Pasternak

JACYR PASTERNAK
is! Kiyoko Itikawa Pasternak

KJYOKO ITIKAWA PASTERNAK

Is! Dorothéa Steinbruch

DOROTHEA STEINBRUCH

Is/ Benjamin Steinbruch

BENJAMIN STEINBRUCH

/s/ Ricardo Steinbruch RICARDO STEINBRUCH
/s/ Carolina Justus Cury Steinbruch

CURY

CAROLINA	JUSTUS
STEINBRUCH
Is! Susana	Leiner
Steinbruch

SUSANA LEIN	ER STEINBRUCH

Is! Elisabeth Steinbruch Schwarz	Is! Sergio Schwarz
ELISABETH STEINBRUCH SCHWARZ	SERGIO SCHwARZ

Is! Eliezer Steinbruch

ELIEZER STEINBRUCH

Is! Clarice Steinbruch

CLARICE STEINBRUCH

Is! Fábio Steinbruch

FABIO STEINBRUCH
Is! Leo Steinbruch      /s! Mariana Cesarino Steinbruch
LEO STEINBRUCH   MARIANA CESARINO STE[NBRUCH
Is! Jacks Rabinovich      /s! Belina Rabinovich
JACKS RABINOVICH      BELINA RABINOVICH
Is! Eduardo Rabinovich      Is! Denise Maria Espinola
EDUARDO RABINOVICH   DENISE MARIA ESPiNOLA
        RABINOVICH

Is! Olga Rabinovich

OLGA RABINOVICH

Is! Beatriz Rabinovich

BEATRIZ RABINOVICH

PLANNER CORRETORA DE VALORES S.A.

Is! Carlos Arnaldo Borges de Souza

Name:Carlos Arnaldo Borges de Souza
Title: Diretor
Is! Viviane AR. dos Santos

Name:Viviane A.R. dos Santos Title:Advogada

BNDES PARTICIPAçOES S.A. - BNDESPAR

Is! Francisco R. Gros

Name:Francisco R. Gros
Title:Presidente

COMPANHIA SIDERÜRGICA NACIONAL Is! João Luis Tenreiro Barroso

Name:João Luis Tenreiro Barroso
Title:Diretor Executivo Centro
Corporativo

Witnesses:

Is! Maura Regina Mendes Dassi

Name:Maura Regina Mendes Dassi ID: 12.730.020-4
Is! Eleazar de Carvalho Filho

Name:Eleazar de Carvaiho Filho Title: Diretor Superintendente

Is! José Paulo de Oliveira Alves

Name:José Paulo de Oliveira Alves Title: Diretor Executivo InfraEstrutura e Energia

Is! Catherine Dutra de Moraes Barbosa

Name:Cathenne Dutra de Moraes
Barbosa
ID:2 1.279.088

EXHIBIT I

DECLARATION

[PLACE AND DATE]

Planner Corretora de Valores S.A.
Av. Paulista 2439, 11° andar
01311-300 São Paulo, SP

Art.: Miss. Viviane A. Rodrigues dos Santos

Vicunha Siderurgia S.A.

Debentures Issue

The signatory of this instrument, pursuant to the terms of item [’]’ Clause [~] of the “Deed of Issue of [.] Debentures Not Convertible with Collateral Security and Clause of Exchange for the Sixth Series of the First Issue of Vicunha Siderurgia S.A.”, executed by yourselves, in the capacity of trustee agent, representing the agreement of the debenture holders that acquired the debentures (“Trustee Agent”) and Vicunha Siderurgia S.A. (“Vicunha Siderurgia”), in the capacity of issuer (“Deed of Issue “), declares, under the penalties of the Law, that:

(A) Signed, on this date, with Vicunha Steel S.A. (“Vicunha Steel”), an agreement, contract or instrument whose purpose are the shares issued by [Vicunha Aços S.A. (“Vicunha Aços”)] {or} of {.]’stipulating sharing or restriction Vicunha Steel’s controlling power over [Vicunha Aços] ~or}, as stipulated in item [], Clause [•] of the Deed of Issue, whose copy is attached hereto;

(B) Is aware of and agrees with all the terms and conditions of the Deed of Issue, having had the opportunity to clarify occasional doubts on the interpretation or application of its terms and conditions with its financial and legal consultants, including and with the Trustee Agent;

(C) Hereby undertakes, by itself and its successors, irrevocably and irretrievably, to exercise his direct controlling power over [Vicunha Aços] or} [.1 and indirect controlling power over Vicunha Siderurgia so as to make them comply with all their respective obligations stipulated in this Deed of Issue;

(D) Is the owner and legitimate holder of [~] common shares and [] preferred shares issued by [Vicunha Aços] {or} [e], representing [.1% ({] percent) of the voting capital and []% ([’] percent) of the total capital of [Vicunha Aços] {or} [s];

(E) The other shareholders of [Vicunha Aços] {or} [’] are: (i) {•], holders of Es] common shares and [•] preferred shares, representing [’]% ([•] percent) of the voting capital and [.]% ([s] percent) of the total capital of [Vicunha Aços] {or} [•]; (ii) Es] common shares and [“] preferred shares, representing [’]% ([•] percent) of the voting capital and [“]% ([.] percent) of the total capital of [Vicunha Aços] {or} [•]; (iii) [•] common shares and [•] preferred shares, representing [s]% ([5] percent) of the voting capital and [•]% ([•] percent) of the voting capital of [Vicunha Aços] {or} [•]; and (iv) [s];

(F) It is a duly organized company, established and existing as [’] in accordance with the laws [s];

(G) Those representing it in the execution of this declaration have lawful powers for such;

(H) All corporate authorizations necessary for providing this declaration were obtained and are currently valid, effective and in full force; and

(I) This declaration is an enforceable, valid and effective obligation of the signatory.

The signatory irrevocably and irretractably undertakes, for itself and its successors, to indemnify the debenture holders for all and any losses, damages, costs and/or expenses (including legal costs and lawyers’ fees) incurred by the debenture holders, as a result of any untrue or incorrect declarations rendered herewith or, further, in the event non compliance with the obligations assumed herein.

[  ]
[Name]      [Name] [Title]      [Title]

Witnesses:
Name: Name:
ID: ID:

Exhibits

Exhibit 4.5

SECOND RE-RATIFICATION OF THE PRIVATE DEED FOR ISSUANCE OF
NON-CONVERTIBLE DEBENTURES WITH COLLATERAL SECURITY AND
REORGANIZATION CLAUSE TO THE SIXTH SERIES OF DEBENTURES OF
FIRST ISSUE OF VICUNHA SIDERURGIA S.A.

VICUNHA SIDERURGIA S.A., a publicly traded company, with headquarters in the City of São Paulo, State of São Paulo, at Rua Itacolomi, 412, 5th floor, Room 2, enrolled at the National Register of Corporate Bodies under number 02.871.007/0001-04 herein represented under its Corporate By-Laws (“Issuer”);

VICUNHA AçOS S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua Itacolomi, 412, 5th floor, Room 3, enrolled at the National Register of Corporate Bodies under number 04.213.131/0001-08, herein represented under its Corporate ByLaws, in its capacity of holder of all shares issued by the Issuer and joint guarantor of all obligations assumed by Issuer in this Deed of Issue (as defined below) with Vicunha Steel (as defined below) and the persons qualified below (“Vicunha Acos”);

VICUNHA STEEL S.A., with headquarters in the City of São Paulo, State of São Paulo, at Rua IvaI, 107, Room 21, enrolled at the National Register of Corporate Bodies under number 04.169.992/0001-36, herein represented under its Corporate By-Laws, in its capacity of holder of all shares issued by Vicunha Acos and joint guarantor of all obligations assumed by Issuer in this Deed of Issue with Vicunha Acos and the persons qualified below (“Vicunha Steel”);

CLOTILDE RABINOVICH PASTERNAK, Brazilian, widow, businesswoman, holder of Identity Card Number 509.526 - SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 011.441.708-34, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and her children (i) SUZANA PASTERNAK TASCHNER, Brazilian, married, architect, holder of Identity Card Number 2.8 18.618 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 485.037.208-25, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of her husband, who, for the purposes of Item I of Article 242 of the Brazilian Civil Code, hereby signs this instrument confirming his consent and agreement, married to her under the separate property system, MAURO ROBERTO BLACK TASCHNER, Brazilian, engineer, holder of Identity Card Number 2.96 1.387 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 039.617.618-68; and (ii) JACYR PASTERNAK, Brazilian, married, physician, holder of Identity Card Number 2.340.133 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 004.465.448-04, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item I of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the community property system, KIYOKO ITIKAWA PASTERNAK, Brazilian, physician, holder of Identity Card Number 2.217.611 — SSP/SP, enrolled at the National Register of Individuals under number 029.874.908-44; and Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pastemak Taschner and Mr. Jacyr Pasternak being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços and the other persons qualified below;

DOROTHEA STEINBRUCH, Brazilian, widow, industrialist, holder of Identity Card Number 4.328.916 SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 055.494.768-43, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and her children (i) BENJAMIN STEINBRUCH, Brazilian, married, industrialist, holder of Identity Card Number 3.617.815-4 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 618.266.778-87, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, CAROLINA JUSTUS CURY STEINBRUCH, Brazilian, businesswoman, holder of Identity Card Number 15.520.044-6 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 143.141.468-93; (ii) RICARDO STEINBRUCH, Brazilian, married, business administrator, holder of Identity Card Number 4.576.689 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 030.626.328-95, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 235 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, SUSANA LEINER STEINBRUCH, Brazilian, holder of Identity Card Number 8.894.569-8 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 084.104.278-00; and (iii) ELISABETH STEINBRUCH SCHWARZ, Brazilian, married, engineer, holder of Identity Card Number 4.565.021 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 006.990.838-93, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of her husband, who, for the purposes of Item I of Article 242 of the Brazilian Civil Code, hereby signs this instrument confirming his consent and agreement, married to her under the separate property system, SERGIO SCHWARZ, Brazilian, economist, holder of Identity Card Number 3.337.123-4 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 189.611.428-87; and Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch and Mrs. Elisabeth Steinbruch Schwarz being in their capacity ofjoint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Acos, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mrs. Jacyr Pastemak and the other persons qualified below;

ELIEZER STEINBRUCH, Brazilian, widower, industrialist, holder of Identity Card Number 1,183,783 - SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 018.004.698-53, residing and domiciled in the

City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his children:

(i) CLARICE STEINBRUCH, Brazilian, legally separated, business administrator, holder of Identity Card Number 7.526.365-8 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 032.473.948-69, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; (ii) FABIO STEINBRUCH, Brazilian, single, businessman, holder of Identity Card Number 8.44 1.18 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 052.581.918-50, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and (iii) LEO STEINBRUCH, Brazilian, married, businessman, holder of Identity Card Number 13.597.999 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 110.885.048-09, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 135 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, MAR1ANA CESARINO STEINBRUCH, Brazilian, veterinarian, holder of Identity Card 24.867.334-8 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 279.090.318-23; and Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pastemak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz and the other persons qualified below; and

JACKS RABINOVICH, Brazilian, married, engineer, holder of Identity Card Number 1.179.678-9 - SSP-SP, enrolled at the National Register of Individuals of Ministry of Finance under number 0 11.495.038-34, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and his wife, married to him under t he community property system, BELINA RABINOVICH, Brazilian, homemaker, holder of Identity Card Number 1.938.444-0 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 059.408.728-75, residing and domiciled at Rua Itacolomi, 412; and their children: (i) EDUARDO RABINOVICH, Brazilian, married, industrialist, holder of Identity Card Number 4.989.033-5 - SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 059.408.688-43, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolorni, 412, with the express consent and agreement of his wife, who, for the purposes of Item III of Article 135 of the Brazilian Civil Code, hereby signs this instrument confirming her consent and agreement, married to him under the separate property system, DENISE MARIA ESPINOLA RABINOVICH, Paraguayan, prosthesis specialist, holder of Identity Card 36.597.971 -5 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 089.449.308-64; (ii) OLGA RABINOVICH, Brazilian, divorced, businesswoman, holder of Identity Card Number 4.989.032-3 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 041.905.378-61, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412; and (iii) BEATRIZ RABINOVICH, Brazilian, single, businesswoman, holder of Identity Card Number 6.246.238 — SSP/SP, enrolled at the National Register of Individuals of Ministry of Finance under number 088.292.348-00, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi, 412, and Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich being in their capacity of joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Acos, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch, as joint guarantors of all obligations assumed by the Issuer in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pastemak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fábio Steinbruch and Mr. Leo Steinbruch. Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich, hereinafter collectively called “Guarantors”;

PLANNER CORRETORA DE VALORES S.A., with headquarters in the City of São Paulo, State of São Paulo, at Av. Paulista, 2439, 11th floor, enrolled at the National Register of Corporate Bodies of Ministry of Finance under number 0.806.535/0001-54, herein represented under its Corporate By-Laws, as Trustee Agent, appointed herein and as Intervenor herein (“Trustee Agent”), representing the agreement of the holders of the debentures object of this issue (“Debenture”); and

BNDES PARTICIPAÇOES S.A. - BNDESPAR, a full subsidiary of Banco Nacional de Desenvolvimento EconOmico e Social — BNDES, with headquarters in Brasilia, Federal District, at Setor Bancário Sul, Cl, Bloco E, BNDES Building, 13th floor, and services Office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Repüblica do Chile, too, l9~ floor and part of 20th floor, enrolled at the National Register of Corporate Bodies of Ministry of Finance under number 00.383.281/0001-09, herein represented under its Corporate By-Laws, in the capacity of Accountable for the Pledge Excussion (as defined in Clause 11.1 of the Deed of lssue) under terms of Clause 11.3 of the Deed of Issue (“BNDESPAR”);

COMPANHIA SIDERLJRGICA NACIONAL, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, 116 —36th floor, enrolled at the National Register of Corporate Bodies under number 33.042.730/0001-04, herein represented under its Corporate By-Laws, in the capacity of Consenting Intervenor (“CSN”);

Hereby resolve to enter into the second re-ratification of the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and

Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, entered into on February 6,2001, and re-ratified under terms of the “First Re-Ratification of Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A”, entered into on March 9, 2001 (“First Re-Ratification”), according to the following terms and conditions:

(The terms used and not defined herein have the meaning assigned to them in the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A”, entered into on February 6, 2001, as re-ratified by the First ReRatification, by this instrument, and by its subsequent amendments andlor reratifications (“Deeds of Issue”)).

I - AUTORIZATION

1.1 This instrument is executed based on the deliberations by the Special Meeting of the Issuer´s Shareholders, held on March 12, 2001;

II- ALTERATIONS

2.1 Item II of Clause 3.22 shall have the following wording:
“II. Non-payment, by the Issuer, in relation to Debentures of any series, of the Nominal Value, the Compensation, of Amortizations or any other amounts due to the debenture holders on the dates scheduled on this Deed of Issue, including the Premiums of the Debentures of 6th and 7th series, not remedied within 5 (five) business days, counting from the relevant payment date, except for the occasional capitalizations referred to in Clauses 6.4.2, 7.4.2, 8.4.2, 9.4.2 and 10.4.2 below:”

2.2 Clause 4.4 shall have the following wording: “4.4 Compensation. The Nominal Value of the Debentures of 1st series shall bear compensating interest equivalent to 100% (one hundred percent) of the average rate of inter-financial deposits of one day, called DI Rate, “over extra group”, expressed as annual percentage, basis of 252 business days, calculated and announced by CETIP (“DI Rate”), added of an effective surcharge of 1% (one percent) per year (“Surcharge”), according to the formula below (“First Series Compensation”). The Compensation of the First Series of Debentures shall be paid in 3 (three) annual and successive installments, from June 15, 2001, except for the first payment, which shall be calculated pro rata temporis, the first payment occurring on June 15, 2001 and the last on June 15, 2003, at the time of maturity of the Debentures.
            JR=VNx[(fI x12     xfj)—1]

Where:

JR = amount of First Series Compensation to be paid on the date of its payment;

VN = nominal value of Debenture in the beginning of the Capitalization Period (as defined below);

(fi x f2 x fj) = accumulated variation factor of DI Rate, between the commencement date (including) and final date (excluding) of the Capitalization Period, calculated according to the formula below:

fj = {[(i + PL Rate)l/252 — 1] — [(1 + S)17252 — I] }
            100                                            100

Where:

fj = DI Rate factor referring to “j” day;
DIj Rate = DI Rate, in annual percentage, basis 252 days, calculated and announced by CETIP, referring to “j” day; and

S = Surcharge of 1% (one percent) per year;

“Capitalization Period” of the First Series Compensation is defined as the time period during which the First Series Compensation will be accrued in exponential form. The amount of the First Series Compensation will be aggregated to the Nominal Value for purposes of calculation of the outstanding balance of the First Series Debentures. The payment of the First Series Compensation will be payable only at the end of the Capitalization Period, with no prejudice to the other due dates provided for herein. The first Capitalization Period commences on the Date of Issue and ends on the date of the first payment of the First Series Compensation. The other Capitalization Periods commence on the due date of the previous Capitalization Period and end on the due date of the next First Series Compensation, each Capitalization Period succeeding the previous one with no interruption.

If the DI Rate is not available on the calculation of the amount of any obligation provided for herein, the latest value of the applicable DI Rate available on such date shall be applied, with no entitlements to financial compensations, both by Issuer and by debenture holders, on the announcement of the applicable DI Rate.

In case of absence of calculation and/or announcement of the DI Rate for a period longer than 30 (thirty) days after the date expected for its announcement, of extinction of DI Rate or impossibility of its application by legal imposition or court order, its substitute shall be a legal parameter which may be determined, if any. In its absence, the Trustee Agent shall call for a general meeting of holders of debentures of all series, to be held within 20 (twenty) days from the date of the event, to deliberate, by mutual agreement with the Issuer, on the new parameter of compensation of Debentures to be applied, which, besides preserving the actual value of Debentures of first series, will compensate the Debentures of first series at the same previous levels. If the debenture holders, at a meeting, representing 50% (fifty percent), at least, of Debentures of all series, do not approve the Issuer´s proposal on the new parameter, the outstanding first series Debentures shall be purchased or redeemed in their total, at Nominal Value, added of the First Series Compensation due up to the date of purchase or redemption, calculated pro rata temporis, from the date of the last payment of the First Series Compensation. The purchase or redemption referred to herein shall not be added of any premium of any nature. Until the time of definition of the new parameter or the date of purchase or redemption, as the case may be, it is hereby agreed that it will be used a compensation equivalent to the percentage rate of the First Series Compensation that the first series Debentures were entitled within the period of 30 (thirty) days immediately prior to the call of said meeting, calculated pro rata temporis from the date of the event up to the date when the debenture holders and the Issuer reach an agreement as to the new parameter, or up to the date of payment of the amount of purchase or redemption, as the case may be.”

2.3 Item X of Clause 16.1 shall have the following wording:

“X. Maintain the ratio between the Issuer´s total debt (understood as the addition of long term liabilities with the long term liability of Issuer) and the Pledge (a) on the Date of Issue, in, at maximum, RS 2,034,971,600.00 (two billion, thirty four million, nine hundred and seventy one thousand and six hundred reais) to 46% (forty six percent) of all Shares, equivalent to a ratio of RS 44,238.513.04 (forty four million, two hundred and thirty eight thousand, five hundred and thirteen reais and four cents) of the Issuer´s total debt for each 1% (one percent) of the shares issued by CSN given in pledge; and (b) on each date when the Issuer contracts any debt allowed hereunder, in, at maximum. R$ 1,682,771,600.00 (one billion, six hundred and eighty two million, seven hundred and seventy one thousand, six hundred reais) (annually adjusted by the IGPM variation) to 46% (forty six percent() of all Shares equivalent to a ratio of RS36,58 1,991.30 (thirty six million, five hundred and eighty one thousand, nine hundred and ninety one reais and thirty cents) of the Issuer´s total debt for each l% (one percent) of the shares issued by CSN given in pledge;”

2.4 Clause 17.2.7 shall have the following wording:

“17.2.7 In case of default by Issuer, all expenses required for legal proceedings, including administrative expenses which the Trustee Agent may incur to safeguard the debenture holders´ interests, shall be previously approved and advanced by the debenture holders, and subsequently, as provided for in Paragraph 5 of Article 67 of Law 6.404/76, reimbursed by Issuer. Such expenses to be advanced by the debenture holders include also the expenses with third party attorneys´ fees, court deposits, court costs and fees in the actions filed by the Trustee Agent or resulting from actions against Trustee Agent in the performance of its duties, while representing the debenture holders´ agreement. Occasional expenses, attorneys´ fees, court deposits and court costs and fees resulting from defeat in legal actions shall be equally borne by the debenture holders, as well as the Trustee Agent´s compensation in the event the Issuer will remain in default in relation to the payment thereof for a period longer than 60 (sixty) days, and the Trustee Agent may request previous guarantee from the debenture holders for coverage of defeat risk.”

III - RATIFICATION

3. 1 The other terms of the Deed of Issue are not altered by this instrument and are hereby ratified.

8

3.2 All and any reference to the Deed of Issue provided for in the First Re-Ratification should be understood as a reference to the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, entered into on February 6, 2001, as re-ratified by the First Re-Ratification, by this instrument, and by its subsequent amendments and/or re-ratifications.

IV - FILING

4.1 This instrument shall be filed in the competent Notarial Office of Registry of Real Estate of the City of São Paulo, State of São Paulo, and all costs resulting from such filing shall be on Issuer´s account.

V - CONSENTING INTERVENOR

5.1 CSN hereby signs this instrument in the capacity of Consenting Intervenor and hereby declares to know all terms and conditions provided for in the Deed of Issue and Pledge Agreement.

VI- FORUM

6.1 The parties hereby elect the Courts of Rio de Janeiro County, State of Rio de Janeiro, with exclusion of any other, as much privileged as it may be, to settle the disputes that may arise out of this instrument.

AND BEING THUS AGREED AND COVENANTED, the parties hereto bound by themselves and their successors, hereby sign this instrument, in 7 (seven) of equal content and form, in the presence of 2 (two) undersigned witnesses.

São Paulo, March 12, 2001.

VICUNHA SIDERURGIA

/s/Jacks Rabinovich, Chief Executive Officer

/ s / Rubens dos Santos, Officer

VICUNHA A~OS S.A.

/s/ Jacks Rabinovich, Chief Executive Officer

/ s / Rubens dos Santos, Officer

VICUNHA STEEL SA.

/ s / Jacks Rabinovich, Chief Executive Officer

/s/ Rubens dos Santos, Officer

/ s / Clotilde Rabinovich Pasternak

/ s / Suzana Pasternak Taschner

/ s / Mauro Roberto Black Pasternak

/ s / Jacyr Pasternak

/ s / Kyioko Itikawa Pasternak

/ s / Dorothéa Steinbruch

/ s / Benjamin Steinbruch

/ s / Carolina Justus Cury Steinbruch

/ s / Ricardo Steinbruch

/ s / Susana Leirner Steinbruch

/ s / Elisabeth Steinbruch Schwarz

/s/ SergioSchwarz

/ s / Eliezer Steinbruch

/ s / Clarice Steinbruch

/s/ Fábio Steinbruch

/ s / Leo Steinbruch

/ s / Mariana Cesarino Steinbruch

/ s / Jacks Rabinovich

/ s / Belina Rabinovich

/ s / Eduardo Rabinovich

/ s / Denise Maria Espinola Rabinovich

/ s / Olga Rabinovich

/ s / Beatriz Rabinovich

PLANNER CORRETORA DE VALORES S.A.

/s/ Carlos Arnaldo Borges de Souza Officer
/s/ Viviane A.H.dos Santos
Counsel

BNDES PARTICIPAçOES S.A. - BNDESPAR

/ s / Wallim Vasconcellos Officer - BNDESPAR

/s/ José Armando G. Redondo
Officer - BNDES PAR

COMPANHIA SIDERURGICA NACIONAL

/ s / Maria Silvia Bastos Marques Chief Executive Officer

/ s / João Luis Tenreiro Barroso Executive Officer - Corporate Center

Witnesses:
/ s / Maura Regina Mendes Pasi
12.730.020.70

/ s / Edna Micheletti 12.462.675 SSP/SP

FEDERATIVE REPUBLIC OF BRAZiL

STATE OF SÃO PAULO

5th Notarial Office of Registry of Real Estate — Capital — SP
Rua Marques de Paranaguá, 359 — Consolacao — São Paulo — SP

HEREBY CERTIFIES

That this document was filed on 03/13/2001 under number 154.793, micro-filmed and on this date, proceeded with the following acts:

Formal Nature of Document: Private Deed

Re-ratification AV. 2 / Anc. Reg. (L3) 5.42 8 — RI 5

Certificate /Anc. Reg. (L3) 5.428 — RI 5

São Paulo, March 26, 2001.

(Signature) Sérgio Jacomino — Registrar

Notarial Fees
Filing    RS     0,00
Validation    R5    2.466,00
Certificate    RS    7,11
Pre-note    RS    0,00
Subtotal    RS     2.473,51
State    RS    791,52
IPESP    RS     494,70
Total    RS     3.759,73
Previous Deposit    RS   3.800,00
Balance Receivable    RS    0,00
Balance Returnable to Party    RS     40,77

State and Retirement Fees paid through slip no. 56/2001
On this date, I hereby received the 1il counterpart of this receipt.

Name:
Address:

The burden or lien, if existing on the real estate, appears in reproduced certificate, an integral part of the deed (Art. 230 of Law 60 15/73).

All pages of the document bear Notarial Authentication Stamps and the Supervision Stamps with the date April 16, 2001 — São Paulo, SP.

Exhibits

Exhibit 4.6

THIRD RE-RATIFICATION OF THE PRIVATE DEED FOR ISSUANCE OF NON-CONVERTIBLE DEBENTURES WITH COLLATERAL SECURITY AND REORGANIZATION CLAUSE TO THE SIXTH SERIES OF DEBENTURES OF

FIRST ISSUE OF VIC1JNIIA SIDERURGIA S.A.

VICUNHA SIDERURGIA S.A., a public corporation, with head office in the City of São Paulo, State of São Paulo, at Rual Itacolomi, 412, 5° andar, sala 2, with corporate taxpayer registration No. 02.871.007/0001-04, herein represented according to its Bylaws (“Issuing Company”);

VICUNHA A~OS S.A., with head office in the City of São Paulo, State of São Paulo, at Rua Itacolomi 412, 50 andar, sale 3, with corporate taxpayer registration No. 04.213.131/0001-08, herein represented in accordance with the terms of its Bylaws, in the capacity of titleholder of all the shares issued by the Issuing Company and of joint guarantor of all the obligations assumed by the Issuing Company in this Deed of Issue (as defined below) with Vicunha Steel (as defined below) and the persons qualified below (“Vicunha Aços”);

VICUNHA STEEL S.A., with head office in the City of São Paulo, State of São Paulo, at Rua Ivai 207, sala 21, with corporate taxpayer registration No. 04.169.992/0001-36, herein represented in accordance with the terms of its Bylaws, in the capacity of titleholder of all the shares issued by Vicunha Aços and of joint guarantor of all the obligations assumed by the Issuing Company in this Deed of Issue (as defined below) with Vicunha Aços and the persons qualified below (“Vicunha Steel”);

CLOTILDE FABINOVICH PASTERNAK, Brazilian, a widow, an entrepreneur, holder of general register identity card No. 509.526, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 011.441.708-34, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi, 412; and her children (i) SUZANA PASTERNAK TASCHNER, Brazilian, legally separated, holder of general register identity card No. 2.818.618, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 485.037.208-25, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi 412; and (ii) JACYF. PASTERNAK, Brazilian, married, a doctor, holder of general register identity card No. 2.340.133, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 004.465.488-04, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi 412, with the express consent and agreement of the latter’s wife, who, for the purposes of item III, article 235 of the Brazilian Civil Code, signs this document, confirming her consent and agreement, married under the common property regimen, KIYOKO ITIKAWA PASTERNAK, Brazilian, a doctor, holder of general register identity card No. 2.217.611, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 029.874.908-44; Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner and Mr. Jacyr Pasternak acting, in the capacity of joint guarantors of all the obligations assumed by the Issuing Company in this Deed of Issue with Vicunha Steel, Vicunha Aços and the other persons qualified below;

DOROTHEA STEINBRUCH, Brazilian, a widow, an industrialist, holder of 9eneral register identity card No. 4.328.916, issued by the Public Health Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 055.494.768-43, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi, 412; and her children (i) BENJAMIN STEINBRUCH, Brazilian, married, an industrialist, holder of general register identity card No. 3.627.815-4, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 618.266.778-87, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi 412, with the express consent and agreement of his wife, who, for the purposes of item III of article 235 of the Brazilian Civil Code, signs this document, confirming her consent and agreement, married under the separate property regimen, CAROLINA JUSTUS CURY, Brazilian, married, an industrialist, holder of general register identity card No. 15.520.044-6, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 143.141.468-93; (ii) RICARDO STEINBRUCH, Brazilian, married, business administrator, holder of general register identity card No. 4.576.689, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 030.626.328-95, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi 412, with the express consent and agreement of his wife, who, for the purposes of item III of article 235 of the Brazilian Civil Code, signs this document, confirming her express consent and agreement, married to him under the separate property regimen, SUSANA LEINER STEINBRUCH, Brazilian, holder of general register identity card No. 8.894.569-8, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 084.104.278-00; and (iii) ELISABETH STEINBRUCH SCHWARZ, Brazilian, married, an engineer, holder of general register identity card No. 4.565.021, issued by the Public Safety Department of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 006.990.838-93, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Itacolomi 412, with the express consent and agreement of her husband, who, for purposes of item I, article 242 of the Brazilian Civil Code, signs this document, confirming his consent and agreement, married to her under the separate property regimen, SERGIO SCHWARZ, Brazilian, an economist, holder of general register identity card No. 3.337.123-4, issued by the Public Safety Department of the State of São Paulo, enrolled in the National Treasury Individual Taxpayers Register under No. 189.611.428-87; Mrs. Dorothea Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch and Mrs. Elisabeth Steinbruch Schwarz acting in the capacity of joint guarantors of all the obligations assumed by the Issuing Company in this Deed of Issue with Vicunha Steel, Vicunha Acos, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak and the other persons qualified below;

ELIEZER STEINBRUCH, Brazilian, widow, industrialist, holder of general registry identity card no. 1.183.783 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 018.004.698-53, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412, and his children (i) CLARICE STEINBPJJCH, Brazilian, legally separated, business administrator, holder of general registry identity card no. 7.526.365-8 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 032.473.948-69, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at P.ua Itacolomi 412; (ii) FABIO STEIMBRUCH, Brazilian, single, merchant, holder of general registry identity card no. 8.441.118 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 052.581.918-50, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412; and (iii) LEO STEINBRUCH, Brazilian, married, merchant, holder of general registry identity card no. 13.597.999 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 110.885.048-09, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412, with the express consent and agreement of his wife that, for the purposes of item III of article 235 of the Brazilian Civil Code, signs this instrument confirming her consent and agreement, married to him under the regime of separate property, MARIANA CESARINO STEIMBRUCH, Brazilian, veterinarian, holder of general registry identity card no. 24.867.334-8 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 279.090.318-23; being Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fibio Steinbruch and Mr. Leo Steinbruch in the quality of joint guarantors of all the obligations assumed by the Issuing Company in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz and the other persons qualified below; and

JACKS RABINOVICH, Brazilian, married, engineer, holder of general registry identity card no. 1.179.678-9, issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 011.0.495.038-34, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412; his wife, married to him under the community property system, BELINA RABINOVICH, Brazilian, housewife, holder of general registry identity card no. 1.938.440-0 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 059.408.728-75, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412; and her children (i) EDUARDO RABINOVICH, Brazilian, married, industrialist, holder of general registry identity card no. 4.989.033-5 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 059.408.688-43, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412, with the express consent and agreement of his wife, who, for the purposes of item III of article 235 of the Brazilian Civil Code signs this instrument confirming her consent and agreement, married to him under separate property system, DENISE MARIA ESPINOLA RABINOVICH, Paraguayan, prosthodontist, holder of general registry identity card no. 36.597.971-5 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 089.449.308-64; (ii) OLGA RABINOVICH, Brazilian, divorced, business woman, holder of general registry identity card no. 4.989.032-3 issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 041.905.378-61, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at P.ua Itacolomi 412; and (iii) BEATRIZ RABINOVICH, Brazilian, single, merchant, holder of general registry identity card no. 6.246.238, issued by the Public Safety Department of the State of São Paulo, registered in the National Treasury Individual Taxpayers Register under no. 088.292.348-00, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Itacolomi 412; being Mr. Jacks Rabinovich, Mrs. Belina Rabinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz P.abinovich in the quality of joint guarantors of all the obligations assumed by the Issuing Company in this Deed of Issue with Vicunha Steel, Vicunha Aços, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacyr Pasternak, Mrs. Dorothea Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. FBbio Steinbruch and Mr. Leo Steinbruch;

as joint guarantors of all the obligations assumed by the Issuing Company in the Deed of Issue jointly with Vicunha Steel, Vicunha Aqos, Mrs. Clotilde Rabinovich Pasternak, Mrs. Suzana Pasternak Taschner, Mr. Jacvr Pasternak, Mrs. Dorothéa Steinbruch, Mr. Benjamin Steinbruch, Mr. Ricardo Steinbruch, Mrs. Elisabeth Steinbruch Schwarz, Mr. Eliezer Steinbruch, Mrs. Clarice Steinbruch, Mr. Fibio Steinbruch, Mr. Leo Steinbruch, Mr. Jacks Rabinovich, Mrs. Belina P.abinovich, Mr. Eduardo Rabinovich, Mrs. Olga Rabinovich and Mrs. Beatriz Rabinovich, hereinafter jointly referred to simply as “guarantors”;

PLANNER CORRETORA DE VALORES S.A., with head office in São Paulo, State of São Paulo, at Av. Paulista 2439, 11th floor, registered in the National Register of Corporate Entities under no. 00.806.535/0001=-54, in this act represented pursuant to its bylaws, as fiduciary agent nominated in this Deed of Issue and intervening party in it (“Fiduciary Agent”) representing the communion of title holders of the debentures subject to the present issue (“Debentures”); and

BNDES PARTICIPAqOES S.A. - BNDESPAR, wholly-owned subsidiary of the National Bank of Economic and Social Development - BNDES, with head office in Brasilia, Federal District, in Setor Bancãrio Sul, 0.1, Bloco F, EdifIcio BNDES, 13th floor, and service office in the City of Rio de Janeiro, State of Rio de Janeiro at Av. Repdblica do Chile 100, 19th floor and part of the 20~ floor, registered in the National Registry of Corporate Entities under no. 00.383.281/0001-09, in this act represented under the terms of its bylaws, in the quality of responsible party for the legal seizure of the Pledge (as defined in Clause 11.1 of the Deed of Issue) under the terms of Clause 11.3 of the Deed of Issue (“BNDESPAR”);

COMPANHIA SIDERURGICA NACIONAL, with head office in the City of Rio de Janeiro, State of Rio de Janeiro at Rua Lauro Muller 116, 36~ floor, registered in the National Registry of Corporate Entities under no. 33.042.730/0001-04, in this act represented pursuant to its bylaws, in the quality of consenting mediator (“CSN”);

decide to sign the third re-ratification of the Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A. the “Private Deed for Issuance of NonConvertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, signed on February 6, 2001, and re-ratified under the terms of the “First Re-Ratification of the Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.” signed on March 9, 2001, (“First Re-ratification”) and the “Second Re-ratification of the Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, signed on March 12, 2001, (“Second Re-ratification”) , in compliance with the following terms and conditions:

(Terms used in this instrument that are not defined herein have the meaning attributed to them in the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, signed on February 6, 2001, as re-ratified by the First Re-ratification, by the Second Re-ratification, by this instrument and by its further amendments and/or ratifications (“Deed of Issue”).

I - ON THE AUTHORIZATION

1.1 The present instrument is signed based on the deliberations of the meeting of the board of directors held on March 19, 2001, of the extraordinary general meeting of the shareholders of the Issuing Company held on December 19, 2001, and the general meeting of the debenture holders held on January 7, 2002.

II - ON THE ALTERATIONS

2.1 Clause 3.3 is hereby altered, which now has the following wording:

2.2 “3.3. Total value of issue. The total amount of the present issue was initially R$ 1,997,800,000.00 (one billion, nine hundred and ninety-seven million and eight hundred thousand reals) on the date of issue, of which R$ 1,957,300,000.00 (one billion, nine hundred and fifty-seven million and three hundred thousand reals) were effectively distributed. The undistributed balance was cancelled by decision of the Board of Directors of the Issuing Company at a meeting held on March 19, 2001.”

2.3. Clause 3.5 is hereby altered, which now has the following wording:

“3.5. Quantity. 19,978 (nineteen thousand, nine hundred and seventy-eight) debentures were issued, of which 19,573 (nineteen thousand, five hundred and seventy-three) debentures were effectively distributed. The undistributed balance was cancelled by decision of the Board of Directors of the Issuing Company at a meeting held on March 19, 2001.”

2.3. The definition of the term “Delta”, calculation factor of the Premium of the Sixth Series shown in Clause 9.6. is hereby altered, which now has the following wording:

“Delta = total consolidated net financial debt of CSN (DLT) on December 31, 2000, less US$1,000,000,000.00 (one billion dollars of the United States of America) converted at the exchange rate used for accounting purposes on the same date, being the result of this subtraction updated by the 10PM pro rata temporis from the Date of Issue up to the date on which the calculation of the Premium of the Sixth Series is accomplished;”

2.4 Clause 10.1 is hereby altered, which now has the following wording:

“10.1. Quantity. The seventh series was initially made up by 5,948 (five thousand, nine hundred and forty-eight) debentures, of which 5,543 (five thousand five hundred and forth three) debentures were effectively placed. The unplaced Debentures of the Seventh Series were cancelled by decision of the Board of Directors of the Issuing Company at a meeting held on March 19, 2001.”

2.5 The definition of the term “Delta”, calculation factor of the Premium of the Seventh Series shown in Clause 10.6, is hereby altered, which now has the following wording:

“Delta = total consolidated net financial debt of CSN (DLT) on December 31, 2000, less US$1,000,000,000.00 (one billion dollars of the United States of America), converted at the exchange rate used for accounting purposes on the same date, being the result of this subtraction updated by the IGPM pro rata temporis from the Date of Issue up to the date on which the calculation of the Premium of the Seventh Series is accomplished;

III - ON THE RATIFICATION

3,1 All the other terms of the Deed of Issue not altered by the present instrument are hereby ratified.

3.2 All and any reference to the Deed of Issue established in the First Re-ratification shall be understood as a reference to the “Private Deed for Issuance of Non-Convertible Debentures with Collateral Security and Reorganization Clause to the Sixth Series of Debentures of First Issue of Vicunha Siderurgia S.A.”, signed on February 6, 2001, as re-ratified by the First Re-ratification, by the Second Re-ratification, by this instrument and by the further amendments and/or re-ratifications.

IV - ON THE REGISTRY

4.1 The present instrument shall be registered in the competent property registry office of the City of São Paulo, State of São Paulo, and all the expenses resulting from such registration shall be paid by the Issuing Company.

V - ON THE CONSENTING MEDIATOR

5.1 CSN signs this instrument in the capacity of consenting mediator, declaring it knows all the terms and conditions established in the Deed of Issue and in the Pledge Contract.

VI - ON THE VENUE

6.1 The forum of the city of Rio de Janeiro, State of Rio de Janeiro is elected, with exclusion of any other, regardless of how privileged it may be, to settle any questions that may arise from this instrument.

In witness whereof, the parties, obliging themselves and their successors, sign the present instrument in 7 (seven) copies of equal tenor and form, jointly with 2 (two) witnesses who also sign it.

São Paulo, February 14, 2002.

(signature of Jacks Rabinovich - President Director)

(signature of Rubens dos Santos - Director)

VICUNHA AÇOS S.A.

(signature of Jacks Rabinovich - President Director)
(signature of Rubens dos Santos - Director)

VICUNHA STEEL S.A.

(signature of Jacks Rabinovich - President Director)
(signature of Ricardo Steinbruch - Superintendent Director)
(signature of CLOTILDE RABINOVICH PASTERNAK)
(signature of SUZANA PASTERNAK TASCHNER)
(signature of JACYF. PASTERNAK)
(signature of KIYOKO ITIKAWA PASTERNAK)
(signature of DOROTHEA STEINBRUCH)
(signature of BENJAMIN STEINBRUCH)
(signature of CAROLINA JUS’TUS CURY STEINBRUCH)
(signature of RICARDOSTEINBRUCH)
(signature of SUSANA LEINER STEINBRUCH)
(signature of ELISABETH STEINBP.UCH SCHWARZ)
(signature of SERGIO SCHWARZ)
(signature of ELIEZER STEINBRUCH)
(signature of CLARICE STEINBRUCH)
(signature of FABIO STEINBRUCH)
(signature of LEO STEINBRUCH)
(signature of MARIANA CESARINO STEIMBRUCH)
(signature of JACKS RABINOVICH)
(signature of BELINA RABINOVICH)
(signature of EDUARDO RABINOVICH)
(signature of DENISE MARIA ESPINOLA FABINOVICH)
(signature of OLGA RABINOVICH)
(signature of BEATRIZ RABINOVICH)

PLANNER CORRETORA DE VALORES S.A.

(signature of Artur N. de Figueiredo - Director)
(signature of Viviane A. R. dos Santos - Lawyer)

BNDESPARTICIPAçÔES S.A. - BNDESPAR

(signature of Eleazar de Carvalho Filho - President Director of BNDESPAR)
(signature of José Mauro Carneiro da Cunha Superintendent Director of BNDESPAR)

COMPANHIA SIDERURGICA NACIONAL

(signature IN BLANK)

Witnesses:
(signature of Lucineia Cunha - ID: 19.101.949.5)

Exhibits

Exhibit 4.7

SHAREHOLDERS AGREEMENT

SHAREHOLDERS’ AGREEMENT ENTERED INTO BY AND BETWEEN VICUNHA SIDERURGIA S/A AND BNDES PARTICIPAÇÕES S.A – BNDESPAR WITH THE INTERVENTION OF THIRD PARTIES, AS FOLLOWS:

VICUNHA SIDERURGIA S.A., a publicly held company, with headquarters in the City of São Paulo, State of São Paulo, at Rua Itacolomi 412, 5th floor, room 2, enrolled to the General Taxpayers’ Register [CNPJ] under n° 02.871.007/0001-04, herein represented under its BYLAWS, hereinafter simply called VI-SIDERURGIA; and

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, with headquarters in Brasilia, Federal District, at Setor Bancário Sul, Conjunto 1, Bloco E, BNDES Building - 13th floor and office in the city of Rio de Janeiro, RJ, at Av. República de Chile n° 100, 19th and 20th floors, enrolled at the CNPJ/MF under n°00.383.281/0001-09, herein represented under its BYLAWS, hereinafter simply called BNDESPAR;

and, as Intervenor, COMPANHIA SIDERÚRGICA NACIONAL, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller 116, 36th floor, enrolled at CNPJ under the n° 33.042.730/0001-04 (hereinafter simply called CSN) herein represented by its legal representatives, under its corporate BYLAWS.

Whereas VICUNHA SIDERÚRGIA S/A is the major shareholder and BNDES PARTICIPAÇÕES S.A. – BNDESPAR is a minor shareholder of CSN;

Whereas the convenience of restructuring the mining and steel works sectors of the Country, beginning with the separation of the crossed interest between CSN and Companhia Vale do Rio Doce - CVRD, a business corporation, with headquarters at Av. Graça Aranha, 26, Capital of the State of Rio de Janeiro, enrolled at the CNPJ/MF under n° 33.592.510/0001-54, an objective to be accomplished through the disposal of shares of VALEPAR, a business corporation, with headquarters at Rua Lauro Muller, 116, 36th floor, part, Capital of the State of Rio de Janeiro, enrolled at the CNPJ/MF under n° 01.772.413/0001-57, as well as the acquisition, by VI-SIDERURGIA, of the shareholding interests of BRADESPAR S/A, a business corporation with headquarters at Ave. Brigadeiro Faria de Lima, 3064, 6th floor, State of São Paulo, enrolled at the CNPJ/MF under n° 03.847.461/0001-92, and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Bank of Brazil’s Employees’ Retirement and Pension Fund), a private pension plan with headquarters at Praia de Botafogo, 501, - 3rd and 4th floor, Capital of the State of Rio de Janeiro, enrolled at the CNPJ/MF under n°33.754.482/0001-24, in CSN;

Whereas CSN’s decision to transfer assets not directly bound to its core activities, aiming to increase its competitiveness in the domestic and foreign markets;

Whereas CSN’s goal to increase the steel production, aiming to become a steel plant with relevant participation in the world scenario, witness the potential of “Casa de Pedra” Ore Mine and the infrastructure assets connected with steel production, such factors which, integrated, are the main source of CSN’s competitive edge, besides answering for the feasibility of the construction of export platforms of semi-finished products.

Whereas CSN’s convenience to increase its steel plate production capacity, preferentially destined to export;

Whereas CSN’s wish to invest in steel assets abroad, with the purpose to aggregate value to the semi-finished produced in Brazil, turning it into an international scope steel plant;

Whereas BNDESPAR gave financial support to VI-SIDERURGIA, through the subscription of debentures issued by BNDESPAR, enabling the acquisition of BRADESPAR’s and PREVI’s interests above, and therefore enabling the uncrossing of the shareholding interests between CSN and CVRD;

THEY RESOLVE, hereby and under the law, to enter into this Shareholders’ Agreement, under terms of Article 118 of Law n° 6.404 dated December 15, 1976, aiming to contribute to the achievement of results expected by their shareholders, which it will be governed by the following clauses and conditions:

CLAUSE ONE
DEFINITIONS

1.1. The following terms appearing in this Agreement, whether used in singular or plural, shall have the following meanings:

BYLAWS: CSN’s corporate bylaws approved by the General Special Meeting held on October 26, 1999;

PARTIES: VICUNHA SIDERURGIA S.A. and BNDES PARTICIPAÇÕES S.A. - BNDESPAR;

INDIRECT CONTROLLING SHAREHOLDERS: The shareholders, whether individual or corporate bodies, which, directly or indirectly, control VI-SIDERURGIA.

DEED: The First Issue of Debentures of VI-SIDERURGIA

CLAUSE TWO
PARTIES’ INTEREST IN THE VOTING CAPITAL OF CSN

2.1. The participation of the PARTIES in the voting capital of CSN on the date of this Agreement is as follows:

VI-SIDERURGIA: is the holder of 32.997.090.988 (thirty two billion nine hundred ninety seven million ninety thousand nine hundred and ninety eight) BOOK-ENTRY COMMON SHARES, with no face value;

BNESPAR: is the holder of 1.300.000 (one million three hundred thousand) BOOK-ENTRY COMMON SHARES, with no face value.

2.2. All and any shares issued by CSN which will be subscribed or acquired by VI-SIDERURGIA during the validity hereof, and the 1.300.000 (one million three hundred thousand) book-entered common shares held by BNDESPAR and those which will be part of its assets due to the exchange of debentures covered by Clause 9.7, its subsections and paragraphs of the DEED, shall be subject to this Agreement, and all the rights inherent thereto shall be exercised in conformity with the rules and conditions hereinafter set forth.

CLAUSE THREE
PRELIMINARY PROVISIONS

3.1. CSN and VI-SIDERURGIA hereby represent that they are paid up of all federal, state and local taxes and fiscal and quasi-fiscal contributions.

3.2. CSN’s capital stock is R$1.680.947.363,71, represented by 71.729.261.430 common shares, all of them book entry and with no nominal value, which ownership is currently distributed as appearing in the annex hereto.

CLAUSE FOUR
BASIC PRINCIPLES TO BE OBSERVED BY CSN

4.1 CSN’s administration shall obey the following basic principles: (i) the management of its businesses shall be performed by experienced professionals; (ii) its administration shall be oriented towards the permanent search for efficiency, productivity and competitiveness in all its areas of activities and consequently, profitability; (iii) its potential and assets’ potential shall be developed; and (iv) the strategic decisions should be always motivated by its shareholders’ common interests, aiming ensure to the latter the best return on their investments, through a consistent policy of payment of dividends.

4.2 The PARTIES hereby undertake to use their votes at CSN’s General Shareholders’ Meetings, as well as their representatives’ votes at the Board of Directors, so as to ensure the observance of the basic principles established herein.

CLAUSE FIVE
PRESERVATION OF SHAREHOLDER CONTROL

5.1 Observing the provision in this clause, VI-SIDERURGIA hereby undertakes to maintain - for the period of validity of this agreement - such shares representing at least 46% (forty-six percent) of the voting capital of CSN.

5.1.1 In no event VI-SIDERURGIA jointly with BNDESPAR may hold a percentage interest in CSN’s voting capital lower than 43,7% (forty-three point seven percent)

5.1.2 VI-SIDERURGIA hereby undertakes to answer, by means of certificate of issue by CSN, such request by BNDESPAR of updating of ownership of shares of VI-SIDERURGIA.

5.2 The minimum amount of shares provided for in clause 5.1 can be reduced in the case of exchange of debentures, under terms established in the DEED.

5.3 VI-SIDERURGIA may freely sell shares issued by CSN which will exceed the percentage of 50,2% (fifty point two percent) of the total voting capital.

5.3.1 VI-SIDERURGIA may dispose of the shares representing the minimum percentage mentioned in item 5.1 above, provided that this sale will comprise the undivided block of such shares and observing the following:

a) VI-SIDERURGIA shall inform BNDESPAR, in writing, within a minimum period of 60 (sixty) days from the transfer date – about the received proposal for acquisition of their shares together with all the shares BNDESPAR will hold at the moment, originated from the exchange of debentures into shares, under terms set forth in the DEED, which shall contain the following information: (i) offeror's name and qualification and, if the offeror is a corporation, the notice shall also identify the respective shareholders or members holding the control of the offeror; (ii) price and payment conditions; (iii) lot of shares to be acquired; (iv) other relevant conditions and terms of the proposal; (v) VI-SIDERURGIA’s intention to sell the shares representing the CSN control block;

b) BNDESPAR shall have 60 (sixty) days from the receipt of the notice, to manifest, in writing, its interest in selling, jointly with VI-SIDERURGIA, all the common shares of CSN owned by them originating from the exchange of debentures into shares, as provided for in the DEED; or in acquiring, under the same conditions as the offeror, all VI-SIDERURGIA’s shares representing the shareholding control of CSN;

c) once lapsed the period referred to above without any manifestation by BNDESPAR or in case the latter will have manifested its interest in the disposal or acquisition, VI-SIDERURGIA may transfer to the offeror the shares representing the CSN’s control block.

d) In case the proposal is altered in any of its terms, VI-SIDERURGIA shall inform BNDESPAR of the alterations, repeating the process described above.

5.4 Nominative common shares owned by VI-SIDERURGIA may not be kept in custody in the form of Articles 41 and 42 of Law number 6.404 of December 15, 1976.

CLAUSE SIX
PREFERRED RIGHT

6.1 In case BNDESPAR will sell its owned shares originated from the exchange of debentures covered in Clause 9.7, its sub-clauses and items of the DEED, VI-SIDERURGIA is hereby ensured of the right to acquire, at the same price, as many shares as necessary in order that its interest in CSN’s capital stock will reach the percentage of 43,7% (forty-three point seven) observing the limit established in 6.2 below. It is hereby ensured to VI-SIDERURGIA the right to pay in installments the shares it may acquire hereunder, in the same financial conditions and for the remaining term, as provided for in the DEED.

6.2 VI-SIDERURGIA shall have 30 (thirty) days from the date of holding the auction to exercise the right to the acquisition of up to (including) 4,2% (four point two percent) of the CSN issued shares mentioned in 6.1 above, or, if less, the percentage required for VI-SIDERURGIA to restore its interest that, in addition to BNDESPAR’s, will reach 43,7% (forty-three point two percent) of CSN’s voting capital.

CLAUSE SEVEN
PREVIOUS MEETING

7.1 VI-SIDERURGIA and BNDESPAR shall exercise their voting rights at CSN’s general meetings, corresponding to all shares held thereby, in conformity with the provisions hereof, approving and causing to be approved the meeting resolutions in manner and time herein provided for.

7.2 The matters detailed in Clause Eight shall depend on unanimous approval by the PARTIES, obtained in a previous meeting to be held before the general meeting or the meeting of the management bodies who will appreciate them.

7.3 Such previous meetings shall be held with representatives authorized by the PARTIES within at least 15 (fifteen) days before the General Meeting or the Meeting of the Board of Directors, with the purpose of reaching a consensus in relation to the matters appearing in Clause Eight.

7.3.1 Such previous meetings shall be called by any of the PARTIES within 5 (five) days in advance and shall held in the city of Rio de Janeiro, and minutes shall be made with the decisions made therein.

7.3.2. In the event of consensus between the PARTIES hereto in relation to the matter to be deliberated in the corresponding General Meeting, or in the meeting of the Board of Directors, VI-SIDERURGIA shall vote or direct its representatives in the Board of Directors to vote in strict accordance with the decision taken by the PARTIES in the previous meeting.

7.3.3. If no agreement is reached with regard to the matters submitted to the PARTIES, VI-SIDERURGIA shall vote in the General Meeting or direct its representatives in the Board of Directors to vote so as not to approve the proposal presented.

7.4. The possible exercise, by VI-SIDERUGIA, of its right to vote at CSN’s general meetings, or the deliberation of its representatives in the Board of Directors in disagreement with the provisions herein established shall result in the annulment of the deliberation to be taken, without prejudice to the right of BNDESPAR to promote the specific performance of the obligation in default.

CLAUSE EIGHT
EXERCISE OF THE VOTING RIGHT

8.1. At the general meetings of CSN, VI-SIDERURGIA shall exercise its rights and have the obligations ascribed to the major shareholder as per the Business Corporation Law. Notwithstanding, and except for the provisions set forth in Clause Nine and Ten hereof, VI-SIDERURGIA shall submit to the previous unanimous approval by the PARTIES such deliberations taken by the General Meeting on the followings matters:

(a)-amendments to the BY-LAWS with respect to the corporate purpose, capital stock and shares, as well as definition of minimum dividend; and

(b) issue of debentures convertible into shares and subscription bonus; establishment of founder shares, call options and any such bonds or securities convertible, transformable or exchangeable into shares; merger, spin-off, amalgamation, dissolution or liquidation of CSN and its subsidiaries; and distribution of dividends in a percentage lower than the mandatory provided for in the BY-LAWS.

8.2. All agreements to be executed by CSN, which subject are operations limiting VI-SIDERURGIA’s management power on CSN’s production process, commercialization and technological development that may negatively and materially modify the nature of is activities, shall be submitted to the previous and unanimous approval by the PARTIES hereof.

CLAUSE NINE
CORPORATE REORGANIZATION

9.1. Management bodies may develop a corporate reorganization project comprising statutory alteration, merger, spin-off or amalgamation of CSN aiming at the increment of its core activities, efficiency and competitiveness in the domestic and international markets; the increase of its production for placement in internal and/or external markets; as well as the increase of its profitability.

9.2. In the previous meetings called so that the PARTIES will deliberate on the reorganization referred to in the preceding item, BNDESPAR may disapprove of the proposal presented should it understand that said reorganization will damage the shareholders interests and increase the risk of CSN creditors.

9.3. It is forthwith understood and agreed that BNDESPAR may not approve, in a meeting previously called so as the PARTIES shall deliberate on the sale of the Mine of Manifest of Iron Ore of Casa da Pedra to companies not controlled by CSN, if such sale will result, in justified understanding by BNDESPAR, in aggravation of the credit risk to BNDES system in the capacity of creditor of VI-SIDERURGIA and CSN. Thus, VI-SIDERURGIA shall present to BNDESPAR, within (30) thirty days prior to call for this previous meeting, such technical study of CSN’s competitive capacity following such sale and, in compliance with Clause 3.22 (XVI) of Deed, the evaluation report of Mine of Manifest of Iron Ore of Casa de Pedra and allocation of net proceeds from such sale. BNDESPAR may request to VI-SIDERURGIA, by (15) fifteen days before the end of such period of (30) thirty days, further information with regard to the report and allocation of funds. While the additional information are not presented to VI-SIDERURGIA, the lapse of time of (30) thirty days shall be suspended.

9.3.1. In compliance with the provision set forth in Clause 9.3.1.1, the maximum term for final manifestation by BNDESPAR shall be of (60) days starting from the date of presentation by CSN of the evaluation report of the Mine and corresponding proposal for allocation of funds originated from the sale referred to in Clause 9.3.

9.3.1.1. BNDESPAR is entitled to a period corresponding to (10) ten business days, if, following the presentation of further information by CSN, the remaining period provided for in Clause 9.3.1 is shorter.

9.3.2. In the event CSN will sell the Mine of Manifest of Iron Ore of Casa de Pedra to a CSN direct subsidiary, the acquiring company shall be subject to the same restrictions provided for in Clause 9.3 should it intend to sell said Mine to companies not controlled by the acquirer or by CSN.

CLAUSE TEN
REDUCTION OF CAPITAL STOCK

10.1. VI-SIDERURGIA may vote at the general meeting on the reduction of capital stock of CSN, provided that it will use all net proceeds obtained with the payment of debentures of its own issue.

CLAUSE ELEVEN
BUSINESS MANAGEMENT AND OTHER OBLIGATIONS

11.1. VI-SIDERURGIA hereby undertakes to adopt the necessary measures so that CSN will comply with the following guidelines and standards related to its management:

a)to bestow treatment identical to that usually given to the other market companies, in the event it enters into commercial operations with companies in which CSN, VI-SIDERURGIA and/or the INDIRECT CONTROLLING SHAREHOLDERS hold the stock control or in which they have direct of indirect interest.

b) excluding the concession of guarantees necessary to the maintenance of regular activities of CSN and/or its controlled or associated companies, and those provided to its controlled or associated companies, not to provide other guarantees of any nature;

c) to use its best efforts so that the guarantees provided in the terms of section “b” are limited to the percentage of interest of CSN in the capital stock of its associated company;

d) not to grant loans to its direct or indirect shareholders.

11.2 To allow the technical team expressly appointed by BNDESPAR, subject to the agreement of confidentiality to be entered into with CSN, upon a five (5) business day advance notice, free access to its premises within office hours of CSN, as well as to provide information of legal, financial, administrative, fiscal and technological nature, so that this team may develop its studies and diagnosis concerning CSN;

11.3. VI-SIDERURGIA hereby especially undertakes to:

I – cause CSN, during the effective time of this Agreement, to limit the consolidated net financial debt of CSN to (3) three times that of EBITDA (profit before interest, income tax, depreciation and repayment) determined based on the balance sheets raised on December (31) thirty-one and June (30) thirty of each year, in any case, in relation to (12) twelve months prior to each balance sheet;

II – cause CSN, during the effective time of this Agreement, to limit the consolidated net financial expense, including net monetary and exchange variations, in the balance sheet ended on December 31 and June 30, in any case with respect to the (12) twelve past months, to (60%) sixty per cent of EBITDA (profit before interest, income tax, depreciation and repayment) in 2001, and (50%) fifty per cent in the following years.

III – to present, biannually, to BNDESPAR, pursuant to a statement by external auditors of CSN, evidence of compliance with the obligations established in items I and II above;

IV – according to the core interest of CSN, to allocate the proceeds gained with the sale of assets not directly related to the performance of its corporate purpose, including electric sector assets, to the reduction of the net debt of CSN.

11.3.1. For the purposes of the calculations defined in item II of Clause 11.3, the exchange variations shall be considered up to the limit of (5) five percentage points above the National Consumer Price Index – INPC, calculated by IBGE (Brazilian Institute of Geography and Statistics). Any exchange variation exceeding (5) five percentage points shall not be computed in the calculation of net financial expenses.

11.3.2. In the event VI-SIDERURGIA will prove before BNDES System the financial-economic feasibility of CSN projects intended to increase its production and/or its globalization, and that have as final consequences the valuation of the quality of its assets, BNDESPAR may review the limits set forth in items I and II of Clause 11.3, in such a way to reflect such views.

CLAUSE TWELVE
MANDATORY PURCHASE AND SALE OF SHARES

12.1 In the event on default of any obligation undertaken by VI-SIDERURGIA in this Agreement, VI-SIDERURGIA shall be warned by BNDESPAR, so that, within a period of (30) thirty days following the receipt of the warning, it should restore the situation to its previous status and/or somehow will cause the act that caused the default to become void.

12.2 If the act that caused the default will not become void, or if the effects of the act performed are of such nature that even the reversion to the previous status will result in losses to BNDESPAR, the latter may require that VI-SIDERURGIA will acquire, within (30) thirty days, all shares held by BNDESPAR in the capital stock of CSN at the higher of the following amounts: (i) average price, weighted per volume, of (20) twenty trading (floor) days immediately before the date of documentary evidence of default; or (ii) price of exchange updated by TJLP plus (10%) ten per cent per year.

CLAUSE THIRTEEN
JOINT AND SEVERAL LIABILITY

13.1. VI-SIDERURGIA and the INDIRECT CONTROLLING SHAREHOLDERS shall be jointly and severally liable before BNDESPAR for the performance of the obligations established in this Agreement.

CLAUSE FOURTEEN
VALIDITY

14.1 The effect of this Agreement shall start on the date of payment of the DEED by BNDESPAR as provided for in the “Agreement of Coordination and Firm Guarantee Agreement and Best Efforts of Placement and Distribution of Non-Convertible Debentures with Collateral Security and Exchange Clause for the Sixth Series of Debentures of First Issue of Vicunha Siderurgica S.A.”, as amended and restated, and shall be effective while, cumulatively, BMDESPAR (or its successors and direct and indirect controllers) is a CSN shareholder, and until the date in which all debentures of the DEED, originally subscribed by BNDESPAR, will be redeemed and fully repaid.

CLAUSE FIFTEEN
REPRESENTATIONS OF FACT AND FILING

15.1. VI-SIDERURGIA hereby represents that, except for: the CSN Shareholders’ Agreement dated 04/23/93; the DEED; the “Private Instrument of Provision of Pledge or Collateral of Shares Issued by Companhia Siderúrgica Nacional and Other Agreements”, as amended and restated; the “Private Instrument of Provision of Pledge and Collateral of Shares Issued by Vicunha Siderurgia S.A. and Other Agreements”, as amended and restated; the “Private Instrument of Provision of Pledge and Collateral of Shares Issued by Vicunha Aços S.A. and Other Agreements”, as amended and restated; the “Private Deed of Provision of Pledge and Collateral of Shares Issued by Vicunha Steel S.A. and Other Agreements”, as amended and restated and the “Preemptive Agreement entered into with BNDESPAR on 03.09.01, there are no other agreements or voting convention prior to the current one, or any fact the will prevent the performance of the obligations provided for herein. It further hereby undertakes not to execute any other shareholders agreement or any other instrument that may condition or restrict the exercise of its voting right in CSN.

15.2. CSN shall keep filed, in its headquarters, one copy of this Agreement and look after its faithful fulfillment, promptly notifying the contracting parties, the facts or omissions of its knowledge, which may result in breach of the norms established herein.

15.3. This Shareholders Agreement shall be registered in the books of the financial institution holder of the book entry shares of CSN, which shall annotated on the deposit account statement provided to the shareholder the following text: “the encumbrance or transfer, under any pretense, of these shares, is subject to the regimen of the Shareholders’ Agreement entered into on 03.09.01, under penalty of invalidity of the transaction”.

15.4 VI-SIDERURGIA hereby expressly recognizes BNDESPAR’s right to freely dispose of its shares issued by CSN, except those acquired by exchange, under terms set forth in Clause 9.7, its subsections and items, of the DEED, and BNDESPAR being entitled to, at any time and at its sole discretion, dispose of its shares, totally of partially, observing the provisions set forth in Clause 6.2 of this Agreement, and no preferred right or similar lien will be attached to such shares.

CLAUSE SIXTEEN
NON-EXERCISE OF RIGHT

16.1. The prompt non-exercise, by BNDESPAR, of any right or entitlement ensured herein, or tolerance of delay in the performance of obligations, will not imply novation or waiver to the application of this right or entitlement, and the same may be exercised at any time.

CLAUSE SEVENTEEN
TERMS

17.1. The terms provided for herein, unless otherwise set forth, shall be counted from the dates of the receipt by the PARTIES of the related notices, made in writing.

17.1.1. The terms referring to BNDESPAR are to be counted from the filing of documents in its Protocol Section, at Av. Chile No. 100, Rio de Janeiro – RJ.

17.1.2. The terms referring to VI-SIDERURGIA, the INDIRECT CONTROLLING SHAREHOLDERS, and CSN are to be counted from the receipt of documents in their respective headquarters.

17.2. On counting of terms, the day of receipt of the documents shall be excluded and the due date shall be included.

CLAUSE EIGHTEEN
CONTROL POWER

18.1. This Agreement shall not be deemed, at any time and in any event, as limiting the legal responsibilities to which VI-SIDERURGIA is subject, in view of the condition of sole controller of CSN, such as defined in Article 116 of Law No. 6.404 of December 15, 1976, partially amended by Law No. 9.457 of May 5, 1997. VI-SIDERURGIA forthwith recognizes that additional rights herein granted to BNDESPAR and their exercise, observed the legal precepts, do not affect its minority condition, without effective interference in the management and administration of CSN.

18.2. Thus, this Agreement shall not alter the holding of the control power exercised by VI-SIDERURGIA in view of CSN, and does not hinder the exercise, of fact and law, of the decision power to exercise its activities, and VI-SIDERURGIA shall remain apt to perform, with independence and authority, the acts required to the administration of CSN, being subject to the legal prerogatives and responsibilities proper of VI-SIDERURGIA in the effective performance of its corporate activities, in compliance with the provisions of law, the CSN By-Laws and this Agreement.

CLAUSE NINETEEN
VENUE

19.1. The parties hereby elect the forum of the city of Rio de Janeiro, RJ, to deliberate on the matters arising from the interpretation of this Agreement.

And being thus agreed and covenanted, the parties hereto execute this Agreement in (9) counterparts of equal tenor and form, for a single effect, together with the witnesses below.

Rio de Janeiro, March 9, 2001

By VI-SIDERURGIA: (illegible signatures)

By BNDESPAR: Francisco R. Gros – President
Eleazar de Carvalho Filho – Superintendent-Director

By CSN: (illegible signature)

INDIRECT CONTROLLING SHAREHOLDERS:
(signed) CLOTILDE RABINOVICH PASTERNAK
(signed) DOROTHEA STEINBRUCH
(signed) ELIEZER STEINBRUCH
(signed) JACKS RABINOVICH
(Illegible signatures) VICUNHA STEEL S.A.
(Illegible signatures) VICUNHA AÇOS S.A.

Witnesses: Maria Silvia de S. Borges – RG: 3574352
Rosângela Carvalho dos Santos – RG: 3.402.058 I.F.P.

Rio de Janeiro, March 21, 2001.

Exhibits

Exhibit 12.1

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Benjamin Steinbruch, certify that:

1. I have reviewed this annual report on Form 20-F of Companhia Siderúgica Nacional;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and I have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) [Omitted in accordance with the guidance of SEC Release No. 33-8238]

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: June 23, 2004

/s/ Benjamin Steinbruch
Name:	Benjamin Steinbruch
Title:	Chief Executive Officer and
Acting Chief Financial Officer

Exhibits

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Companhia Siderúgica Nacional (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s annual report on Form 20-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

/s/ Benjamin Steinbruch
Name:	Benjamin Steinbruch
Title:	Chief Executive Officer and
Acting Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.