Form 20-F
period 2004-12-31
NATIONAL STEEL CO
filed 2005-06-30
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____ Commission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact Name of Registrant as Specified in its Charter)

National Steel Company	Federative Republic of Brazil
(Translation of Registrant's Name into English)	(Jurisdiction of Incorporation or Organization)

Av. Brigadeiro Faria Lima, 3.400
20º andar
04538-132 - São Paulo, SP, Brazil
Tel.: (11) 3049 7100

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Common shares, with no par value	New York Stock Exchange*

*Traded only in the form of American Depositary Shares, which are registered under the Securities Act of 1933.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report.

286,917,045 common shares, with no par value including 10,023,559 shares held in treasury

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17            Item 18

OMITTED ITEMS OF FORM 20-F ARE EITHER NOT REQUIRED IN A FORM 20-F FILED AS AN ANNUAL REPORT UNDER THE EXCHANGE ACT, NOT APPLICABLE OR RESERVED.

i

INTRODUCTION

     Unless the context otherwise requires, references to "we", "us", "our" or "CSN" in this Annual Report on Form 20–F (the "Annual Report") ,0 are references to Companhia Siderúrgica Nacional and its consolidated subsidiaries, and references to the "Brazilian government" are references to the federal government of the Federative Republic of Brazil. References to the "real", "reais" or "R$" are to Brazilian reais, the official currency of Brazil. References to "U.S. dollars" and "US$" are to the currency of the United States of America. In this Annual Report, "billions" means thousands of millions, "km" means kilometers, "tons" means metric tons and "MW" means megawatts.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     We make statements in this Annual Report that are not historical facts, but rather are forward-looking statements. Forward-looking statements express or imply results, performance or events that are expected in the future. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include:

  projected completion dates of, and projected total investments in, projects under construction or approved for construction;

  completion of satisfactory financing arrangements for projects and other transactions;

  plans to expand iron ore production at our Casa de Pedra mine and the related expansion of the coal terminal adjacent to our Sepetiba Port facilities and the construction of a pellet plant;

  plans to construct a cement plant and to enter the cement business;

  international expansion;

  plans to increase annual crude steel capacity;

  increased opportunities in the packaging industry;

  impact of Brazilian protectionist measures on steel imports;

  impact of U.S. protectionist measures;

  maintenance of our competitive advantages; and

  construction or acquisition of a hot strip mill, or entering into a long-term tolling agreement, in the United States.

     Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties, including in addition to those identified in "Item 3.D. Risk Factors", that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those expressed or implied in such statements due to, without limitation:

  global economic conditions, including, in particular, economic conditions in Brazil, the United States, China and Europe;

  changes in international trade;

  interest rate levels;

  currency exchange rates, including the real/U.S. dollar exchange rate;

  changes in the policies of the Central Bank of Brazil and of similar organizations of developed nations and changes in policies of the Brazilian government or foreign governments of developed nations;

  changes in laws and regulations;

  electric energy shortages and government responses to them;

  the performance of the Brazilian and the global steel industries and markets;

  global, national and regional competition in the steel market;

  protectionist measures imposed by steel-importing countries; and

  raw material availability.

See "Item 5. Operating and Financial Review and Prospects" and "Item 3.D. Risk Factors".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 contained in "Item 18. Financial Statements" have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, which are generally referred to as "U.S. GAAP". See Note 1(a) to our consolidated financial statements. We publish financial statements in Brazil in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law no. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM ("Brazilian GAAP"), which differ in certain significant respects from U.S. GAAP.

     Because we operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that it is appropriate to present our primary financial statements in U.S. dollars in our filings with the U.S. Securities and Exchange Commission, or SEC. Accordingly, as permitted by the rules of the SEC, we have adopted the U.S. dollar as our reporting currency for our primary financial statements contained in our Annual Reports that we file with the SEC.

     As described more fully in Note 1(a) of our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been translated from the Brazilian real amounts in accordance with the criteria set forth in the U.S. Financial Accounting Standards Board's Statement of Financial Accounting Standards no. 52, "Foreign Currency Translation"", at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this Annual Report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an "SFAS".

     Unless the context otherwise indicates:

  Historical data contained in this Annual Report that were not derived from our consolidated financial statements have been translated from reais on a basis similar to the basis used in our consolidated financial statements for the same periods or as of the same dates, except investment amounts that have been translated at the foreign exchange rate known as the Commercial Market rate in effect on the date the investment was made.
  Forward-looking statements have been translated from reais at the Commercial Market rate at the time of the most recently budgeted amounts. We may not have adjusted all of the budgeted amounts to reflect all factors that could affect them.

     Some figures included in this Annual Report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

     In March 2005, the Central Bank of Brazil, or Central Bank, issued Resolution no. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single exchange market, called the Foreign Exchange Market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will provide further easing of regulations in relation to foreign exchange transactions as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

     Until March 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the "Commercial Market", and the floating rate exchange market, or the "Floating Market". The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

     The following table sets forth information on Commercial Market rates, for the periods indicated, expressed in reais per U.S. dollar:

	High	Low	Average(1)	Period End

Year ended December 31:
2000	1.9847	1.7234	1.8302	1.9554
2001	2.8007	1.9353	2.3504	2.3204

2002	3.9552	2.2709	2.9212	3.5333
2003	3.6623	2.8219	3.0783	2.8892
2004	3.2118	2.6530	2.9259	2.6544
Months in 2005:
January	2.7222	2.6248	2.6930	2.6248
February	2.5621	2.6320	2.5978	2.5950
March	2.7621	2.6011	2.7047	2.6662
April	2.6598	2.5195	2.5792	2.5313
May	2.5146	2.3784	2.4553	2.3784
________________________________________
(1)	Represents the average of the monthly average exchange rates during the relevant period.

     The Commercial Market rate published by the Central Bank on December 31, 2004 was R$2.6544 per US$1.00. The Commercial Market rate published by the Central Bank on June 06, 2005 was R$2.4576 per US$1.00.

PART I

Item 3: Key Information

A. Selected Financial Data

     The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been derived from our audited consolidated financial statements, which appear in "Item 18. Financial Statements". The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including their notes, and "Item 5. Operating and Financial Review and Prospects". Also see "Presentation of Financial and Other Information" of this Annual Report. In addition, the following table presents selected consolidated financial data as of December 31, 2000, 2001 and 2002, and for each of the two years in the period ended December 31, 2001, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars in a manner consistent wi th the information set forth in our audited consolidated financial statements, and which are not included in this annual report.

	Year Ended December 31,
	2000	2001	2002	2003	2004

		(In millions of US$, except per share data)
Income Statement Data:
Operating revenues
Domestic sale	2,029	1,860	1,570	1,843	2,895
Export sales	354	218	599	1,077	1,008

Operating revenues	2,383	2,078	2,169	2,920	3,903

Net operating revenues(1)	1,946	1,716	1,842	2,548	3,084
Cost of products sold	1,115	958	994	1,457	1,407

Gross profit	831	758	848	1,091	1,677
Operating expenses
Selling	127	82	127	176	156
General and administrative	117	109	110	96	109
Others	74	73	47	133	50

Operating expenses	318	264	284	405	315

Operating income	513	494	564	686	1,362
Non-operating income (expenses), net
Financial income (expenses), net	(157)	(289)	247	(564)	(510)
Foreign exchange and monetary gain (loss), net	(127)	(396)	(1,087)	426	249
Gain on sales of long-term investments(2)	—	643	—	—	—
Others	(19)	36	(30)	14	(6)

Non-operating income (expenses), net	(303)	(6)	(870)	(124)	(267)

Income (loss) before income taxes, equity in
results of affiliated companies,
extraordinary item and cumulative effect
of a change in accounting principle	210	488	(306)	562	1,095
Income tax expense (benefit)
Current	104	(2)	(25)	(125)	289
Deferred	(87)	(48)	(190)	88	2

Income tax expense (benefit) net	17	(50)	(215)	(37)	291
Equity in results of affiliated companies	80	(30)	(71)	9	51

Income (loss) before extraordinary item and
cumulative effect of a change in accounting
principle	273	508	(162)	534	855
Extraordinary item, net of income taxes(3)	—	13	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	6	—	—	—

Net income (loss)	273	527	(162)	534	855

Per common share:(5)
Income (loss) before extraordinary item and cumulative effect
of a change in accounting principle	0.95	1.77	(0.56)	1.86	3.02
Extraordinary item, net of income taxes(3)	—	0.05	—	—	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	0.02	—	—	—

Net income (loss)	0.95	1.84	(0.56)	1.86	3.02

Weighted average number of common shares outstanding (in
thousands)	286,917	286,917	286,917	286,917	283,476

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of US$ except per share data )
Balance Sheet Data (end of period):
Current assets(6)	2,443	1,313	1,590	2,310	2,907
Property, plant and equipment, net	2,025	2,062	1,527	1,874	2,143
Investments in affiliated companies and
other investments(6)	245	79	8	85	233
Other assets	391	600	530	748	874

Total assets	5,104	4,054	3,655	5,017	6,157

Current liabilities	1,898	1,445	1,732	1,228	1,216
Long-term liabilities(7)	2,029	1,863	1,416	2,982	3,615
Stockholders' equity	1,177	746	507	807	1,326

Total liabilities and stockholders'	5,104	4,054	3,655	5,017	6,157

equity

Other Data:
Cash flows from operating activities	535	210	806	569	324
Cash flows from investing activities(8)	(547)	792	(319)	(248)	(335)
Cash flows from financing activities(8)	(45)	(1,251)	(348)	495	(380)
Adjusted EBITDA(9)	713	684	733	938	1,551
Dividends declared and interest on stockholders'
equity (10)	470	831	143	258	253
Dividends declared and interest on stockholders'	1.64	2.90	0.50	0.90	0.89
equity per common share(10)

________________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)
During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A. – Valepar through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See notes (6) and (8) below.

(3)	The extraordinary items in 2001 represent gains on the repurchase of Eurodollar notes.
(4)	Effect of the adoption of SFAS no. 133. See Note 20 of our consolidated financial statements.
(5)
Effective May 31, 2004, we reverse split our common shares, so that each 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represents one share after giving effect to the split. All share data contained in this document have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.

(6)
Upon contracting for the sales of our investments in Light and Valepar in 2000, we moved the investments, aggregating US$849 million, from investments in affiliated companies and other investments to investments for sale in current assets. See note (2) above and note (8) below.

(7)	Excluding the current portion of long-term debt.
(8)
In 2001, cash flows from investing activities include US$1,293 million of proceeds from the sale of our investments in Light and CVRD (see Notes (2) and (6) above), and cash flows from financing activities reflects the payment of US$1,227 million of dividends and interest on stockholders' equity with a portion of the proceeds from the sale of those investments. The difference between the proceeds from the sales of our investments in Light and CVRD reflected in our cash flows from investing activities and the aggregate sale price of what we received is a translation adjustment resulting from the depreciation of the real against the U.S. dollar between December 31, 2000 and the respective financial closings, which is reflected in translation adjustments for the year in our statement of changes in stockholders' equity for 2001.

(9)	Adjusted EBITDA consists of operating income plus depreciation and other operating expenses. The following table reconciles net income and Adjusted EBITDA:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Adjusted EBITDA	713	684	733	938	1,551
Less:
Depreciation and amortization	126	117	122	119	139
Other expenses	74	73	47	133	50
Operating income	513	494	564	686	1,362
Non-operating income (expenses), net	(303)	(6)	(870)	(124)	(267)
Income tax expense (benefit)	17	(50)	(215)	(37)	291
Equity in results of affiliated companies	80	(30)	(71)	9	51
Extraordinary item	—	13	—	—	—
Cumulative effect of a change in accounting principle, net of income tax	—	6	—	—	—

Net income (loss)	273	527	(162)	534	855

For a discussion of why we use adjusted EBITDA, see "Item 5.A.2. Results of Operations". Adjusted EBITDA is not presented herein as an alternative measure of operating results or cash flow. Adjusted EBITDA does not represent net income or cash flows from operations, as these terms are defined by U.S. GAAP. Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

(10)  Amounts consist of dividends declared and interest on stockholders' equity accrued, during the year. Generally, dividends are paid in the year they are declared, and interest on stockholders' equity is paid in the year following accrual. For a discussion of our dividend policy and dividend and interest payments made in 2004, see "Dividend Policy" under "Item 8.A. Consolidated Statements and Other Financial Information".

D. Risk Factors

     An investor should consider carefully the risks described below before making an investment decision. If any of the following risks were to occur, our business, financial condition or results of operations could be harmed.

1. Risk Factors Relating to the Steel Industry and CSN

Cyclicality of Steel Industry; Importance of Export Markets

     We are exposed to substantial swings in the demand for our steel, which has a substantial impact in the prices for our steel.

     The steel industry has highly cyclical behavior both in Brazil and abroad. In addition, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the Brazilian steel industry is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and domestic economies of steel-producing countries, including trends in automotive, construction, home appliances, packaging and container sectors. In recent years, the price of steel in world markets has been at historically high levels, but these price levels may not continue. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to historically high prices for our steel products, but these relatively high prices may not continue. Any material decrease in demand for steel in domestic or export markets served by us could have a material adverse effect on our operations and prospects.

Competition

     We have a lot of competitors, and if they do a better job than we do with respect to price, product quality or customer service, or if they develop technologies that allow them to lower their cost of production, we could lose market share.

     Despite significant reductions in steel production capacity by major producers in developed nations over the last decade, the world steel industry was adversely affected by excess worldwide production capacity. This overcapacity reflects a significant increase in steel production capacity in developing countries. Steel-producing countries have been meeting in the OECD ("Organization for Economic Cooperation and Development") aiming to reach an agreement on world crude steel capacity reduction, but no definitive agreement has been reached.

     Overcapacity issues in the steel industry have been moderated, to some extent, in recent years due to the relative strength in a number of important worldwide economies which have supported demand. Also relevant during this period has been the shortage of certain raw materials important to steel production (particularly coke), which has acted to reduce the levels of steel production of certain companies. A reversal in any of these circumstances would increase the negative effects of overcapacity in the steel industry.

     Continuous advances in materials sciences and related technologies have allowed alternative materials, such as plastics, aluminum, ceramics, glass and new steel products, to compete with our traditional steel products. In addition, the economics of operating a steel mill may encourage mill operators to maintain high levels of output, even in times of low demand, which increases pressures on industry profit margins.

     The steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advancements that would allow a steel manufacturer to lower its cost of production. See "Item 4.B.8. Competition". Any increase in prices of raw materials or services (especially those obtained from third-party suppliers over which we have no control) would put further pressure on our profit margins, especially for our export sales, where margins traditionally have been lower.

Anti-dumping, Countervailing Duties, Safeguards and Government Protectionism

     Protectionist measures adopted by the governments in some of our main markets could adversely affect our crucial export sales.

     In response to the increased production and exports of steel in many countries, anti-dumping, countervailing duties and safeguard measures have been imposed by countries which represent some of the main markets for our exports. Those, and similar, measures could provoke an imbalance in the international steel market, which could adversely affect our exports. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the U.S. lifted those tariffs at the beginning of December 2003, there can be no assurance that the U.S. or other countries will not impose other quotas or tariffs. See "Item 4.B.10. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings".

Raw Materials Costs

     When the prices of raw materials which we need to produce steel, particularly coal and coke, increase, this causes our production costs to increase.

     In 2004, the costs of raw materials accounted for approximately 45.1% of our total production costs, including outsourced hot-rolled coils. Our principal raw materials include iron ore, coal, coke (a portion of which we make from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We obtain all of our iron ore, limestone and dolomite supply requirements from our mines in Minas Gerais State, and we produce most of our coke requirements from our own coke batteries. We recently acquired a tin mine that eventually will supply all of our tin requirements, but we are dependent on third parties for the remainder of our raw materials requirements. All of the coal that we use to produce coke and approximately 20-25% of our coke requirements were imported in 2004. Because of the cyclical nature of the coal industry, the price and quantity terms of our coal contracts are renewed annually. Thus, our coal costs can vary from year to year.

     Because of coal price increases, driven particularly by Asian demand, contracts signed by us for coal purchases in 2005 provide for an average price increase of 50% free on board ("FOB") compared to 2004. The suppliers for these contracts are American, Australian, Venezuelan and Indonesian companies. There can be no assurance that coal prices will not increase further in the future. See "Item 4.B.5. Raw Materials and Transportation".

     On a cost and freight basis, coke prices increased by 65% in 2002, 91% in 2003 and 171% in 2004. The main drivers for this price increase were the steel production volume increase in 2004 and the increase in demand from China. The market was very tight for coke, because China, which supplied approximately 60% of the international market until 2002, increased its internal consumption and adopted restrictive export quotas. There can be no assurance that coke prices will not increase further in the future.

     In addition, we purchase a portion of our tin and all of our zinc, manganese and aluminum requirements from third-party domestic suppliers. There can be no assurance that decreases in availability or increases in prices (particularly those for products and services obtained from third parties) will not occur in the future, resulting in a decrease in our profitability.

Potential Costs of Environmental Compliance; Mining Regulation

     New environmental standards imposed on us may require us to make capital expenditures that do not increase our productivity.

     Our steel making facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of human health and the environment. Brazilian pollution standards are expected to continue to change through 2006, including new air emission standards and solid waste handling regulations. New environmental standards imposed on us will require us to make capital expenditures that do not increase our productivity. Also, while the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations and can, in some instances, suspend plant operations. For a discussion of environment-related legal proceedings involving us, see "Item 4.B.10. Government Regulation and Other Legal Matters — Environmental Regulation".

Reliance on the powergrid

     Interruptions in power transmission over the government power grid may adversely affect us, as well as our customers and suppliers.

     We require significant amounts of electricity to power our plant and equipment. Although we produce our entire energy requirement, we rely on the government power grid for transmission of electricity to our facilities. Our production could be adversely affected, as a consequence of an energy supply failure due to problems in transmission lines. We suffered such a failure in the first quarter of 2005 when our electricity supply was interrupted and our production of crude steel and rolled steel decreased by 14% and 10%, respectively, when compared to the production in the first quarter of 2004. Interruptions in the power supply may also affect our customers and suppliers.

2. Risk Factors Relating to Brazil

Brazilian Government — Economic and Political Factors

     If economic or political conditions deteriorate, the Brazilian government may adopt measures that adversely affect our business.

     Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized in the past by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. On January 2003, the current administration from the Labor Party took office. Although the economic measures of the new administration adopted beginning in 2003 have been consistent with those adopted by the former "pro business" administration, there can be no certainty whether such policies will continue to be followed or whether this administration will adopt different policies in the future. The uncertainty over what policies the current Brazilian government will adopt may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

     In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over, and cannot predict what measures or policies the Brazilian government may take to influence the Brazilian economy or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Fluctuation of the Real; Exchange Controls

     Fluctuation in the exchange rate of the real can adversely affect our earnings.

     Historically, emerging markets, including Brazil, have experienced devaluation of their currency at various times. In 2002, the Brazilian exchange rate fluctuated from a low of R$2.2709 per US$1.00 to a high of R$3.9552 per US$1.00. On June 06, 2005, the rate was R$2,4576 per US$1.00. The real depreciated against the U.S. dollar approximately 52.3% in 2002, due in part to the continued economic and political uncertainties in Brazil and other emerging markets and the global economic slowdown. In 2003 and 2004, the real appreciated 18.2% and 8.1%, respectively, against the U.S. dollar. In the first quarter of 2005 the real depreciated 1% against the U.S. dollar.

     Further fluctuations in the Brazilian currency, in relation to the U.S. dollar or other currencies, may have an adverse effect on our financial condition and results, increasing the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke. To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues. See "Item 5. Operating and Financial Review and Prospects".

     At any given time we may have a substantial exposure to currency fluctuations. Although we may from time to time engage in hedging transactions as part of our attempt to manage our exchange rate exposure, it is an imperfect means of managing risk and hedging transactions are subject to credit or counterparty risk themselves.

Inflation and Interest Rate Risks

     High inflation rates have in the past had negative effects on the Brazilian economy and our business.

     During 2002, the Central Bank raised Brazil's base interest rate by a total of 7.5% to 26.5% as a result of the growing economic crisis in Argentina, one of Brazil's primary trading partners, the lower level of growth of the U.S. economy and the economic uncertainty caused by the Brazilian presidential elections, among other factors. During 2003, the Central Bank decreased Brazil's interest rate from

26.5% to 16.5%, reflecting the good momentum and inflation stability in line with the Central Bank's inflation target. During 2004, the Central Bank increased Brazil's base interest rate by 1.25% to 17.75%, on concerns that growth in Brazil's gross domestic product could jeopardize the inflation target. Brazil's current interest rate is at 19.75% which reflects the continuation of the tightening of the monetary policy started by the Central Bank last year.

     A recurrence of high rates of inflation could hurt our earnings. Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation, have had significant negative effects on the Brazilian economy in general and have affected our financial condition and results of operations.

     'The Central Bank has adopted the inflation targets set forth in the table below as the basic anchor to guide its monetary policy. The inflation target (a central target with a tolerance interval) is based on the Índice de Preços ao Consumidor Amplo – IPCA, measured by the Instituto Brasileiro de Geografia e Estatística – IBGE.

	Inflation Target	IPCA
2002	4.0% ±2.5%	12.5%
2003	4.0% ±2.5%*	9.3%
2004	5.5% ±2.5%	7.6%
2005	4.5% ±2.5%
2006	4.5% ±2.0%
* In 2003 the target was adjusted during the year to 8%

     There can be no assurance that the lower levels of inflation will continue or that future Brazilian governmental actions will not trigger the renewal of hyperinflation or that any such increase will not have a material adverse effect on our financial condition and results of operations.

Controls and Restrictions on U.S. Dollar Remittances

     If Brazil were to impose restrictions on U.S. dollar remittances, holders of our ADSs could encounter difficulties in receiving the dividends and interest on capital that we pay to shareholders.

     Brazilian law provides that, whenever there exists, or there is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990. Under these circumstances, the government may also impose restrictions on the conversion of the Brazilian currency into foreign currencies.

     These types of restrictions could hinder or prevent our custodian under our American Depositary Receipt program, or holders who have surrendered ADSs for our underlying common shares, from converting dividends, distributions or the proceeds from any sale of common shares into U.S. dollars and remitting those U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the common shares underlying the ADSs. See "Item 9.C. Markets" and "Item 10.D. Exchange Controls" for additional information with respect to the ADSs.

     Changes in Brazilian law or regulations and additional restrictions applicable to the holders of ADSs, the disposition of underlying common shares or the repatriation of the proceeds from any such disposition could be imposed in the future, and there can be no assessment of the duration or impact of such restrictions if they were to be imposed. See "Item 10.E.1. Brazilian Tax Considerations".

     In March 2005 the Central Bank issued Resolution no. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single exchange market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. These measures ease the regulations of the foreign exchange market, leaning towards a convertible currency. However, no assurance can be given that this path will actually be followed or that restrictive exchange control policies that would affect our ability to exchange reais into U.S. dollars and the further remittance of U.S. dollars abroad will not be adopted in the future.

Tax and Social Security Reforms May Affect the Brazilian Economy, and May Impose a Higher Tax Burden on Us

     The Brazilian Federal Congress has recently amended the Brazilian Constitution to modify certain aspects of the social security and tax system. Moreover, the Brazilian Federal Congress is currently reviewing additional bills which would introduce further changes to Brazil's tax and social security laws. Such reforms may affect Brazilian economic conditions generally, and may impose a higher tax burden on us.

If we are not able to pass the cost of such potential higher tax and social security burdens to our customers, our profit margins may be adversely affected, and this, in turn, may adversely affect our ability to satisfy our payment obligations.

Other Changes in the Brazilian Tax Law

     The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. For instance, on October 2003, the Executive Branch issued Provisional Measure no. 135 (which was later converted into Law no. 10.833, of December 2003) pursuant to which, as of February 2004, the social financial contribution tax, or COFINS, for legal entities subject to the real profit regime (such as us) was made non-cumulative and levied at the rate of 7.6% . The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. There can be no assurance that such changes will not occur in the future, or that if they do occur, they will not adversely affect our results of operations, financial condition or prospects.

Risks Associated with Emerging Markets

     When other emerging markets encounter difficult times, there is often an adverse impact on Brazil's markets.

     Brazil is generally considered by international investors to be an "emerging market". As a result, political, economic, social and other developments in other "emerging markets" may have an adverse effect on the market value and liquidity of our common shares and ADSs, as investors have had a heightened risk perception for investments in emerging markets. For example, the Brazilian securities markets were adversely affected by the Mexican liquidity crisis at the end of 1994, the Asian financial crisis at the end of 1997, the Russian financial crisis in 1998 and the Turkish and Argentine crises in 2001 and 2002 and could be further affected by future crises. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

Item 4. Information on CSN

A. History and Development of CSN

1. General

     We are the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America, in terms of crude steel production. See "Item 4.B.13. Brazilian Steel Industry". Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products increased in 2004 to 5.6 million and 5.1 million tons, respectively, from 5.3 and 4.8 million tons in 2003.

     Our fully-integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2004, we accounted for approximately 49% of the galvanized steel products sold in Brazil. We are also one of the world's leading producers of tin mill products for packaging containers. In 2004, we accounted for approximately 98% of the tin mill products sold in Brazil.

     Our production process is based on the integrated steelworks concept. Following is a brief summary of the steel making process at our Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro State:

  Iron ore produced from our own mines is processed in continuous sintering machines to produce sinter.

  The sinter and lump ore direct charges are smelted with lump coke and injected powdered coal in blast furnaces to produce the molten iron formed during the first smelting of iron ore, or pig iron.

  The pig iron is then refined into steel by means of basic oxygen converters.

     In addition to owning our own source of iron ore, we also currently produce from our own mines our total requirements of limestone and dolomite. Using imported coal, we produce approximately 75-80% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution also require water, gases, electricity, rail and road transportation, and port facilities.

2. History

     Companhia Siderúrgica Nacional is a Brazilian corporation incorporated in 1941 pursuant to a decree of Brazilian President Getúlio Vargas. The Presidente Vargas Steelworks, located at Volta Redonda, in Rio de Janeiro State, started production in 1946, initially producing coke, pig iron castings and long products.

     Three major expansions were undertaken at the Presidente Vargas Steelworks during the 1970s and 1980s. The first, completed in 1974, increased installed annual production capacity to 1.6 million tons of crude steel. The second, completed in 1977, raised capacity to 2.4 million tons of crude steel. The third, completed in 1989, increased capacity to 4.5 million tons of crude steel.

     We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% interest in our company.

     In 1993, we adopted a capital improvement program, which was revised and extended in 1995. The goals of the capital improvement program have been to increase our annual production of crude steel, to improve the productivity of our production units and the quality of our products and to enhance our environmental protection and cleanup programs. Since February 1996, all production has been based on the continuous casting process, rather than ingot casting, an alternative method that results in higher energy use and metal loss. From 1996 through 2002, we have spent the equivalent of US$2.4 billion under the capital improvement program and for operational capacity maintenance, culminating with the revamping in 2001 of Blast Furnace #3 and Hot Strip Mill #2 at the Presidente Vargas Steelworks that have increased our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products, from approximately 5.0 million tons in each case at the beginning of 2001.

B. Business Overview

1. Business Strategy

     Our mission is to increase value for our shareholders, maintaining our position as one of the world's lowest-cost and highest EBITDA margin steel producers. With this in mind, we intend to strengthen our position as a global player, optimizing our infrastructure assets (our mines, ports and railways) and their competitive cost advantages.

     To achieve this goal, we have adopted strategies in each of our four business segments (where we already have assets, current operations or inherited competitive advantages):

Steel
  Implement a carefully crafted globalization strategy. This may include the acquisition or construction of steel operations, steel-related businesses or distribution or service centers outside Brazil, as well as the association with other companies engaged in such ventures.

  Emphasize a wide range of value-added products, mostly galvanized, pre-painted and tin-coated.

  Introduce new technologies and systems to enhance our understanding of customers, competitors and industry trends.

  Provide customer solutions supported by quality products and services.

     We have been implementing our strategy for our steel segment through our capital improvement program for our Volta Redonda facility and also through many investments in downstream opportunities, as described in "Item 4.B.6. Investment Programs".

Mining
  Expand our mining assets – our Casa de Pedra (iron ore) and Arcos (limestone and dolomite) mines – and search for investment opportunities, primarily in mining operations related to the steel business.

     Pursuing this strategy, in January 2004 we announced the approval of investments, currently expected to be up to US$820 million, to be made through 2007, for:

  The expansion of the annual production of the Casa de Pedra iron ore mine from 15.5 million tons in 2004 to approximately 40 million tons.

  The expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore.

  The construction of a six million-ton pellet plant.

     Also, in April 2005, we acquired 100% of the capital stock of Estanho de Rondônia S.A., or "ERSA", which is comprised of a tin mine and smelter plant, and which was one of our tin suppliers in 2004. See "Item 4.B.6 Investment Programs—Investments in Downstream Opportunities, New Products and Market Niches".

Logistics
  Take advantage of and expand our logistics capabilities, including our integrated infrastructure operations (our railways and ports).

     We have substantially improved the infrastructure needed to support the President Vargas Steelworks and our export and international strategies by making investments in projects such as hydroelectric energy generation, railways and port facilities in order to increase our ability to control production costs and secure reliable sources of energy, raw materials and transportation. See "Item 4.B.6 Investment Programs—Infrastructure Investments". Cement

  Achieve greater usage of by-products.

     In June 2004, we announced the approval of the construction of a facility to produce 1.2 million tons of cement, using the slag generated by our blast furnaces, at a cost of up to US$43 million.

2. Major Products

     We produce carbon steel, which is the world's most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries.

     The following chart reflects our production cycle in general terms.

     Our Presidente Vargas Steelworks produces flat steel products—slabs, hot-rolled, cold-rolled, galvanized and tin mill products. See "Item 4.B.4 Production — Production Process".

Slabs

     Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,550 millimeters and lengths ranging from 5,250 to 10,660 millimeters. We also can produce medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs.

Hot-rolled Products

     Hot-rolled products are comprised of heavy-gauge hot-rolled coils and sheets and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of five millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.7 millimeters and cut sheet having a maximum thickness of 6.3 millimeters. Heavy gauge sheet steel is used to manufacture automobile parts, pipes, mechanical construction and other products. Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.2 millimeters and are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and cold-formed light shapes, channels and profiles for the construction industry.

Cold-rolled Products

     Cold-rolled products are comprised of cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform thickness and better surface quality and are used in applications such as automotive bodies, home appliances and construction. In addition, cold-rolled products serve as a base steel for our galvanized and tin mill products. We supply cold-rolled coils in thickness from 0.30 millimeters to 2.65 millimeters.

Galvanized Products

     Galvanized products are comprised of flat-rolled steel coated on one or both sides with zinc or a zinc-based alloy applied by either a hot-dip or an electrolytic process. We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process. Galvanizing is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere. Galvanized products are highly versatile and can be used to manufacture a broad range of products, such as:

  bodies for automobiles, trucks and buses;

  manufactured products for the construction industry, such as panels for roofing and siding, dry wall and roofing support frames, doors, windows, fences and light structural components;

  air ducts and parts for hot air, ventilation and cooling systems;

  culverts, garbage containers and other receptacles;

  storage tanks, grain bins and agricultural equipment;

  panels and sign panels; and

  pre-painted parts.

     Galvanized sheets, both painted and bare, are also frequently used for gutters and down spouts, outdoor and indoor cabinets, all kinds of home appliances and several similar applications. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 2.70 millimeters. The continuous process results in products with highly adherent and uniform zinc coatings capable of being processed in nearly all kinds of bending and heavy machinery.

     In addition to standard galvanized products, we produce Galvanew®, galvanized steel that is subject to a special annealing process following the hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy coating allows better welding and paint performance. The combination of these qualities makes our Galvanew® product particularly well-suited for manufacturing automobile and home appliance parts including high gloss exposed parts.

     At CSN Paraná, we produce galvalume, a cold-rolled material coated with a zinc-aluminum alloy.

The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in outdoor construction applications that may be exposed to severe acid corrosion.

     The added value from the galvanizing process permits us to price our galvanized products with a higher profit margin. Our management believes that our value-added galvanized products present one of our best opportunities for profitable growth because of the anticipated increase in Brazilian demand for such high margin products.

     Through CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous coating line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Pre-painted material is a high value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

     Tin mill products are comprised of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.38 millimeters, coated or uncoated. Coatings of tin and chromium can be applied by various electrolytic and hot-dip processes. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

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

     Tin mill products are primarily used to make cans and other containers. Our sales of tin mill products totaled almost one million tons in 2004. With six electrolytic coating lines, we are one of the biggest producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

3. Sales and Marketing

     Our products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries.

Marketing Organization and Strategy

     Our sales approach is to establish a brand image and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs. Our operation activities are assigned to the Engineering sector comprised of two units: Production and Support.

  The Production unit is responsible for production operations, repair shops, in-plant railroad, energy and utility facilities at Volta Redonda.

  The Support unit is responsible for production planning, management of product stockyards, coke oven by-products and plant and work force safety assistance of the Presidente Vargas Steelworks.

     The Engineering sector is also responsible for environment and quality consulting, new products development, capital investment implementation for steel production and processing, as well as the supervision of GalvaSud and CSN Paraná operations.

     Our Commercial sector is responsible for sales of all of our products. This sector is divided into two major sections, one focused in export sales and the other in the domestic sales. The domestic market oriented sales section is divided, in turn, into five market segments: packaging, distribution, automotive, home appliances and original equipment manufacturer, or OEM, and construction. Each one of these segments has a specific strategic goal to provide tailor-made steel solutions that meet the specific needs of each of the segments they serve.

     The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for end-products. The automotive unit markets GalvaSud products and portion of the galvanized material produced at Presidente Vargas steelworks, using a combined sales strategy. The home appliance, OEM and construction units, in addition to being responsible for these segments, market the steel produced at CSN Paraná.

     In 2004, approximately 68% of domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent sale to smaller clients. Historically, export sales were made primarily through international brokers. As part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers.

     All of our sales are on an order-by-order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and export markets based on the historical data available over the prior two-year period and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments. Further, our management believes that one of the keys to our success is maintaining a presence in the export market. Such presence gives us the flexibility to shift between domestic and export markets, thereby allowing us to maximize profitable capacity utilization.

     Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, chemical composition, quality and specifications. In general, export sales are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the export destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand and the transportation and tariff costs to import similar products. Terms of sale are normally at sight, 15 or 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Steel Sales by Geographic Region

     In 2004, we sold steel products to customers in Brazil and 61 other countries. Our domestic steel sales, as a percentage of total sales volume and operating revenues from steel sales, were 65% and 70%, respectively, in 2002, 59% and 61%, respectively, in 2003 and 71% and 73%, respectively, in 2004. The fluctuations in the portion of total sales attributable to domestic sales reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

     The three principal export markets for our products are North America, Europe and Asia, representing 44%, 32% and 11%, respectively, of our export sales volume in 2004. In addition to sales to end customers, in North America we sell slabs to our subsidiary, CSN LLC, to be processed into hot-rolled, cold-rolled and galvanized products and then sold to end customers. Also, in Europe we sell hot-rolled coil as raw material for Lusosider Projectos Siderúrgicos S.A., or Lusosider, our subsidiary located in Portugal.

     We attempt to orient our export sales to more profitable markets in order to maximize revenues and shareholder returns.

     In 2004, the increase in steel consumption and record prices in North America led a shift in exports to this market. Our strategy is to maintain Europe and North America as our main export markets, taking advantage of commercial channels of our subsidiaries; CSN LLC in the United States and Lusosider in Portugal.

     The following table contains certain information relating to our sales of steel products by destination:

	OUR SALES OF STEEL PRODUCTS BY DESTINATION
	(In thousands of metric tons and millions of US$)
	2002				2003				2004

		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total

Brazil	3,379	65.1	1,430	70.5	3,066	58.8	1,693	61.3	3,298	70.8	2,699	73.0
Export	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,361	29.2	997	27.0

Total	5,187	100	2,027	100	5,215	100	2,764	100	4,659	100	3,696	100

Exports by Region
Asia	435	8.4	69	3.4	1,273	24.4	124	4.5	149	3.2	62	1.7
North America(2)	761	14.7	215	10.6	141	2.7	386	13.8	598	12.8	602	16.3
Latin America	313	6.0	103	5.1	313	6.0	184	6.7	132	2.8	77	2.1
Europe	250	4.8	155	7.7	365	7.0	278	10.1	437	9.4	228	6.2
All Others	49	1.0	55	2.7	57	1.1	99	3.6	45	1.0	27	0.7

Total Exports	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,361	29.2	997	27.0

(1)	Total operating revenues presented above differ from such amounts in our financial statements because they do not include revenues from non-steel products ( 2002 – US$142 million, 2003 – US$156 and 2004 – US$207).
(2)	Sales to Mexico are included in North America.

Sales by Steel Product

     The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Instituto Brasileiro de Siderurgia, the Brazilian Steel Institute:

DOMESTIC MARKET SHARE
(As a percentage of the market for each product)

	2002	2003	2004

Hot-rolled Products	36.0%	31.0%	29.0%
Cold-rolled Products	30.0	24.0	25.0
Galvanized Products	59.0	54.0	49.0
Tin Mill Products	99.0	99.0	98.0

The decline in our share of hot-rolled and galvanized products is due to the startup of a new hot-strip mill and a new galvanizing line by our competitors.

Sales by Industrial Segment

     We sell our products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

CSN'S SALES BY INDUSTRIAL SEGMENT IN BRAZIL
(In percentages of total domestic volume shipped)

	2002	2003	2004

Distribution	32.2%	29.4%	32.3%
Packaging	20.6	22.7	19.8
Home Appliances/OEM	18.3	18.0	17.4
Automotive	17.4	19.4	20.0
Construction	11.5	10.5	10.6

     We believe we have a particularly strong domestic and export position in the sale of tin mill products used for packaging. The customers for these products include some of the world's most important food processing companies, as well as many small- and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by GalvaSud and CSN Paraná. No single customer accounts for more than 5% of our net operating revenues.

4. Production

Production Process

     The principal raw materials for steel production in an integrated steel works are iron ore, coal, coke, fluxes like limestone and dolomite and manganese ore. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in Congonhas, Minas Gerais State, 328 km from the Presidente Vargas Steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

     Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process See "Item 4.B.5. Raw Materials and Transportation — Raw Materials and Energy Requirements". This coal distillation process also produces coke oven gas as a by-product, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2004, we produced about 75-80% of our coke needs, importing the balance. At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuel are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. In 1997, we began operating a PCI facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

     The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white-hot liquid iron and slag are drawn off from the bottom of the furnace. Slag (containing melted impurities) is granulated and sold to neighboring cement companies. Upon completion, slag also will be used to produce cement in our planned cement plant.

     The molten pig iron is transported to the steelmaking shop by 350-ton capacity torpedo cars and charged in basic oxygen furnaces together with scrap and fluxes. In the basic oxygen furnaces, oxygen is blown onto the liquid burden to oxidize its remaining impurities and to lower its carbon content, thus producing liquid steel. The molten steel is conveyed from the basic oxygen furnaces into the continuous casting machines from which crude steel (i.e., rectangular shaped slabs) is produced. A portion of the slab products is sold directly in the export market.

     In hot-rolling, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills, rolling mills that process steel coils at a near-ambient temperature. The better surface characteristics of cold-rolled products enhance their value to customers as compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed and coated (by a hot dip or electrolytic process) to enhance medium- and long-term anti-corrosion performance. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

     The steel plant equipment regularly undergoes scheduled maintenance shutdowns. Typically the rolling mills and coating lines are maintained on a weekly or monthly basis whereas the blast furnaces and other special equipment are scheduled for routine maintenance on a semi-annual or annual basis. In 2001, after 16 years of use, Blast Furnace #3 at the Presidente Vargas Steelworks went through a revamping, lasting 97 days. While Blast Furnace #3 was shut down, we also modernized Hot Strip Mill #2. One month after the two revampings were completed, production levels were back to the levels before the shutdowns. These revampings significantly improved quality and productivity, reducing production costs along the whole steel production chain.

Quality Management Program

     We practice Total Quality Management, a set of techniques that have been adopted by many leading transnational companies. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization, or ISO. We were awarded the ISO 9001 Certificate in December 1994 for the design and manufacture of hot-rolled, pickled and oiled products, cold-rolled, galvanized and tin mill products. The maintenance of the ISO 9001 Certificate requires satisfactory semi-annual audits by an ISO-accredited organization. In 1997, we were awarded the automotive industry's QS 9000 Compliance Certificate for the design and manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized products. Some important automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the QS 9000 standards. In October 2003, we were certified through Technical Specification – 16949, which replaces the QS 9000 standards, and ISO 9000:2000, which replaces ISO 9001.

Production Output

     In 2004, we produced 5.6 million tons of crude steel. The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

CRUDE STEEL PRODUCTION
(In millions of metric tons)

			CSN% of
	Brazil	CSN	Brazil

2004	32.9	5.6	16.8%
2003	31.1	5.3	17.0
2002	29.6	5.1	17.2
________________________________________ Source: Brazilian Steel Institute ("IBS")

     The following table contains some of our operating statistics for the periods indicated.

CERTAIN OPERATING STATISTICS OF CSN
(In millions of metric tons)

	2002	2003	2004

Production of:
Iron Ore	12.3	14.1	15.5
Molten Steel	5.2	5.5	5.7
Crude Steel	5.1	5.3	5.6
Hot-rolled Coils and Sheets	4.7	4.8	5.1
Cold-rolled Coils and Sheets	2.7	2.8	2.8
Galvanized Products	0.7	1.1	1.3
Tin Mill Products	1.0	1.1	1.0
Consumption of Coal for Coke Batteries	2.3	2.3	2.3
Consumption of Coal for PCI(1)	0.8	0.9	0.9
________________________________________ (1) Pulverized coal injection.

5. Raw Materials and Transportation

     The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, manganese ore, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials and rely on rail and road transportation and port facilities.

Raw Materials and Energy Requirements

     We obtain all of our iron ore requirements from our Casa de Pedra mine in Minas Gerais State, which has an installed mining capacity of 21.5 million tons annually (run-of-mine or ROM) with a processing ratio of 74.4%, resulting in a mining capacity of 16 million tons of processed iron ore. In 2004, the run-of-mine was 20.6 million tons, resulting in a final quantity of 15.5 million tons of processed iron ore. Of this total, approximately 8.2 million tons were utilized at the Presidente Vargas Steelworks and approximately 6.4 million tons were sold to third parties, consisting of approximately 3.4 million tons of sinter-feed material, 2.0 million tons of pellet feed materials, 0.8 million tons of lump ore and 0.2 million tons of small lump ore. In addition, approximately 0.9 million tons of processed iron ore were kept in inventory.

     Based on data available as of December 31, 2004, we estimate that the Casa de Pedra mine has proven and probable reserves of 391 million tons and other mineral deposits (hematite and itabirite) of 4,078 million tons. See "Item 4.B.7. Facilities — Mines and Mineral Reserves". Assuming levels of production and quality as expected after completion of the mine expansion, we anticipate that our total iron ore reserves, including proven, probable and a portion of inferred reserves currently being reevaluated, will last for at least the next 20 years.

     We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas Steelworks. See the map under "Item 4.D. Property, Plants and Equipment" for the location of the Casa de Pedra mine in relation to the Presidente Vargas Steelworks.

     In 2004, coal consumption amounted to 3.2 million tons and accounted for approximately 15.1% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year. However, until 2003, we negotiated price and quantity terms through a consortium of Brazilian steel producers (including our main competitors) aiming to obtain the best price for coal. Coal contracts for the year ended June 30, 2003 resulted in an 8% average price reduction for coal compared to the year ended June 30, 2002. Negotiations for the year ended June 2004 were concluded in the beginning of July 2003. We renewed our annual coal supply contracts with an average price reduction of 6%. As of the second half of 2003, we were not able to guarantee 100% of our coal needs through this consortium of Brazilian steel producers, therefore for this specific period mentioned above, some purchases were done later, which led to an average increase of 13% for the full year end 2003.

Given recent coal price increases in the world due to higher consumption in China, we have closed contracts due in April and July 2005, with an average price increase of 50% (FOB).

     In 2004, in addition to the approximately 1.7 million metric tons we produced, we also bought approximately 750 thousand tons of coke. The market for coke has been very tight since 2002, because China, which supplied 60% of the international market until 2002, has increased its internal consumption and adopted restrictive export quotas. This has led to price increases of 65% in 2002, 91% in 2003 and 171% in 2004. Since 1997, we have been using a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2004, we used approximately 860 thousand tons of imported PCI coal.

     In view of the increased demand for coke arising from the increased production of steel worldwide, we have recently revised our production methods to further reduce the amount of coke consumed by combining natural gas with coke in our blast furnace operations. By utilizing these new production methods and with the approved revamping of one of our coke batteries, our goal is to become self-sufficient in our coke needs based on our current crude steel capacity.

     We obtain limestone and dolomite from our Bocaina mine at Arcos in Minas Gerais State, which produces 1.6 million tons of limestone and 0.9 million tons of dolomite on an annual basis, more than 90% of which is used in the steelmaking process. According to our internal studies, the Bocaina mine has proven and probable reserves of 88 million tons of limestone and 30 million tons of dolomite, respectively, as of December 31, 2004, which, assuming current levels of production, will meet our limestone needs for more than 54 years and dolomite needs for 36 years. See "Item 4.B.7. Facilities—Mines and Mineral Reserves". See the map under "Item 4.D. Property, Plants and Equipment" for the location of the Bocaina mine in relation to the Presidente Vargas Steelworks.

     Aluminum and manganese are mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase manganese on the spot market and aluminum, zinc and tin typically from third-party domestic suppliers under one- or two-year contracts. We maintain approximately a one-week reserve of such materials at the Presidente Vargas Steelworks.

     On April 2005, we acquired a tin mine and smelter facility. This smelter was one of our main tin suppliers in 2004. We intend to increase production from 1,800 tons in 2005 to 3,800 tons in 2009, with investments of up to US$24 million.

     In our production of steel, we also consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

     We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under long-term contracts from its gas production facilities located on the Presidente Vargas Steelworks site.

     Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$0.5 million.

     Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2004, the Presidente Vargas Steelworks consumed approximately 3.1 million megawatt hours of electric energy or 559 kilowatt hours per ton of steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 10% of the overall consumption of electricity in Rio de Janeiro State. Until 2000, we purchased over 95% of our electric energy needs. In order to reduce our reliance on Light (the main electricity distributor in the state of Rio de Janeiro) and to improve the reliability and price stability of our electric energy supply, we have constructed a 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and invested in the Itá and Igarapava hydroelectric facilities. In October 2000, we achieved self-sufficiency in electric energy supply, with the receipt of 238 MW from the thermoelectric co-generation power plant, 167 MW from Itá and 22 MW from Igarapava. We have not purchased energy from Light since October 2002.

 In addition to electricity, we consume natural gas, mainly in our hot-stripmill. CEGRio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petróleo Brasileiro S.A. – Petrobrás, the Brazilian national oil company.

Transportation

     Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas Steelworks and steel products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in Minas Gerais State are transported by railroad to the Presidente Vargas Steelworks for processing into steel. The distances from such mines to the Presidente Vargas Steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Sepetiba, 90 km west of the City of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

     Until recently, Brazil's railway system (including railcars and tracks) was principally government owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we have participated in the privatization of certain railway systems. See "Item 4.B.6. Investment Programs—Infrastructure Investments—Railways". We export mainly through the ports of Sepetiba and Rio de Janeiro, and import coal and coke through the Sepetiba Port, all in Rio de Janeiro State. The coal and container terminals have been operated by us since August 1997 and 1998 respectively. See "Item 4.B.6 Investment Programs—Infrastructure Investments—Port Facilities".

6. Investment Programs

Capital Improvement Program

     Under our capital improvement program finalized in 2002, we increased production and productivity, improved quality, and moved our product mix towards higher margin items, while reducing costs and making environmental improvements.

     Specific projects completed under the capital improvement program include:

  The conversion to 100% continuous casting production, finalized in February 1996.

  The installation of a pulverized coal injection, or PCI, system, which commenced operations in July 1997.

  The start-up in late 1998 of a vacuum-degasser unit and a ladle furnace, to improve steel quality and allow us to supply high-end products to the more stringent automotive and packaging industries' specifications.

  The start-up in the first quarter of 1999 of a new continuous casting machine (#4).

  The start-up in December 1999 of a 238-MW thermoelectric co-generation power plant. This power plant is designed to supply 60% of the Presidente Vargas Steelworks' current energy requirements, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. This power plant also produces steam for the steelworks' rolling facilities and coking plant and blown air for their blast furnaces.

  The installation of sub-lance and combined- blowing in the basic oxygen furnace.

  The installation of electrostatic precipitators in sinter plants #2, 3 and 4.

  The installation of hydrogen, high-convection batch, annealing furnaces.

     The principal components of our capital improvement program were:

  The revamping of Blast Furnace #3, representing an investment of US$208 million. This revamping included various structural alterations based on new cooling technologies and the use of thinner refractory bricks. The revamping resulted in an expansion of annual crude steel production capacity from 5.0 million tons at the beginning of 2001 to 5.6 million tons by the end of 2003.

  The modernization of Hot Strip Mill #2, representing an investment of US$165 million. The new technologies installed allowed the improvement of product dimensions and tolerances in order to comply with the most demanding of client specifications. In addition, the entire production control has been automated, enabling an increase in the effective rolled product capacity from 5.0 to 5.1 million tons.

  Additionally, we spent US$264 million in 2002, US$210 million in 2003 and US$168 million in 2004 to further improve productivity levels and to maintain our operational capacity. The expenditures were for, among other things, equipment revamping, spare parts purchases, building repairs, equipment automation and information technology.
Future Investments

     In January 2004, we announced the approval of investments, currently expected to be up to US$820 million to be made through 2007, for:

  The expansion of the annual production of the Casa de Pedra iron ore mine from 15.5 million tons in 2004 to approximately 40 million tons.

  The expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore.

  The construction of a six million-ton pellet plant.

     In June 2004, we announced the approval of the construction of a facility to make cement, using the slag produced by our blast furnaces, at a cost of up to US$43 million.

     In April 2005, we purchased from Brascan Brasil Ltda. 100% of ERSA, which we anticipate will provide 100% of our tin needs by 2009, after planned investments.

     In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase our steel producing capabilities.

Investments in Downstream Opportunities, New Products and Market Niches

     We have implemented our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant for supply to the construction and home appliance industry sectors.

     In May 1998, we and Thyssen-Krupp Stahl AG, or TKS, formed a joint venture company, GalvaSud, to produce and sell galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry. The galvanizing line started producing in December 2000, and the service center, which produces pre-cut, pre-stamped and pre-welded galvanized material, started in March 2001. GalvaSud has an annual capacity of 350 thousand tons. The construction of GalvaSud was financed on a project finance basis, under which we guaranteed 51% of the project finance debt. In June 2004, we acquired an additional 49% stake from TKS for US$28.5 million, becoming the sole owner of GalvaSud, and repaid GalvaSud's project finance debt, including the portion that had been guaranteed by TKS, which aggregated US$132 million.

     We built CSN Paraná to produce and supply plain and formed regular galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. Our total investment in this project was approximately US$227 million. The first part of this project – one galvanizing and one pre-painting line – started operations in September 2003. The second phase – one pickling line and one reversing cold-rolling mill – started operations in the beginning of 2004. The plant has an annual capacity of 330 thousand tons of galvanized products and galvalume products, 100 thousand tons of pre-painted product, which can use cold-rolled or galvanized steel as raw material, and 220 thousand tons of pickled hot-rolled coils in excess of the coils required for the coating process.

     As part of our strategy to expand into the tin-coated products market, in November 2002 we acquired 100% of the shares of Cia. Metalic Nordeste, or Metalic, for US$30 million. Metalic was purchased from the Steinbruch family in an arm's-length transaction. Metalic is the only two-piece steel can producer in Brazil. It has approximately 50% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks. See "Item 6.A. Directors and Senior Management" and "Item 7.B Major Shareholders and Related Party Transactions – Related Party Transactions".

     As part of our strategy of exploring other markets for potential expansion, in July 2001 CSN LLC purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for approximately US$55 million and the assumption of US$19 million of debt. We also provided US$120 million for working capital and pre-paid interest. The facility has an annual production capacity of 800 thousand tons of cold-rolled products and 315 thousand tons of galvanized products. Construction of the facility, which cost approximately US$250 million, was completed in January 2000. CSN LLC's parent company borrowed US$175 million in order to finance the acquisition and provide anticipated working capital and interest payments for two years. In October 2003, we repaid the borrowing and acquired CSN LLC's parent company. In the future, we may integrate this facility with a hot-strip mill or secure long-term tolling arrangements. A new hot-rolling facility could require an investment of approximately US$300 million. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them converted into hot coils by American steel companies. In April 2005, the United States granted, with effectiveness pending a final decision, a favorable preliminary decision applicable to CSN LLC's imports of hot-rolled products from us that would remove import duties on these products. In September 2005, the final determination should be released and, if favorable, we will start to send hot-rolled products to CSN LLC instead of slabs, increasing our cost efficiency.

     As part of the same strategy mentioned above, in June 2003, we acquired from Banco Espírito Santo de Investimento S.A. for approximately €10.8 million, a 50% stake in Lusosider, a producer of hot-dip galvanized products and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240 thousand tons of galvanized products and 90 thousand tons of tin plate annually. Its main customers include service centers, food and beverage can making and steel packaging industries. Corus Group plc owns the remaining 50% of Lusosider.

Infrastructure Investments

     We intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments are set forth below.

Electricity Distribution and Generation

     Thermoelectric Co-Generation Power Plant. We completed construction of the 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Our US$298 million investment in this project, which represents one of the largest undertakings ever in private thermoelectric power generation in Brazil, was financed entirely with long-term loans from the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian development bank. Since October 2000, the plant has provided the Presidente Vargas Steelworks with approximately 60% of its electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, process steam and blown air for the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel processing gases into the atmosphere. The plant was constructed in accordance with the most stringent international environmental standards, meeting and surpassing applicable Brazilian environmental standards.

     Itá Hydroelectric Facility. We and Tractebel Energia S.A. – Tractebel each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of Itá Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning, under a 30-year concession, 60.5% of, the Itá hydroelectric facility on the Uruguay river in southern Brazil. Tractebel owns the remaining 39.5% of Itá. ITASA has been responsible for the construction of the Itá plant, while Tractebel has been responsible for environmental matters (such as property condemnations and resettlements). Tractebel is also responsible for the plant operation and maintenance.

     The power facility was built under a project finance structure with an investment of approximately US$860 million. The long-term financing for the project was closed in March 2001 and consisted of US$78 million of debentures issued by ITASA, a US$144 million loan from private banks and US$116 million of direct financing from BNDES. The sponsors have invested approximately US$306 million in the project.

     Itá has an installed capacity of 1,450 MW, with a firm guaranteed output of 668MW. The last of five 290 MW units became operational in February 2001.

     We and the other shareholders of ITASA have the right to take our pro rata shares (based on our interests in the project) of Itá's output pursuant through 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Beginning in October 2000, we have used our 167 MW take from Itá to supplement the energy supplied by the thermoelectric co-generation power plant at the Presidente Vargas Steelworks and, until October 2002, sold the excess. Since October 2002, we have been using all of our Itá take internally.

     Igarapava Hydroelectric Facility. We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais – CMM, Mineração Morro Velho Ltda. – MMV, and Companhia Energética de Minas Gerais – CEMIG. The last of five 42-MW units became operational in September 1999, when the plant attained its full installed capacity of 210 MW, corresponding to 126 MW of firm guaranteed output. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines. The balance is consumed by the Presidente Vargas Steelworks or sold into the energy market.

     Railways

     Southeastern Railway System. We own 32.2% (18.6% of the voting capital) of MRS Logística S.A., or MRS, which has a lease to operate, through the year 2026, the assets of Brazil's southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais State to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Cosipa and Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais State and coke and coal from the port of Sepetiba in Rio de Janeiro State to the Presidente Vargas Steelworks and transports our exports to the ports of Sepetiba and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Sepetiba, which handles most of our steel exports. Our transport volumes represent approximately 5% of the southeastern railway system's total volume. As of December 31, 2004, US$1.4 million remained payable over the remaining 22-year life of the lease. While we have joint and several liability with the other principal MRS shareholders for the full payment amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

     Northeastern Railway System. In November 2003, we and the Steinbruch family increased our interests in Companhia Ferroviária do Nordeste, or CFN, which has a lease to operate for a period of 30 years the assets of Brazil's northeastern railway system, to 48.6% each from 32.44%, by purchasing all of CVRD's interest in CFN. Subsequently, we and the Steinbruch family increased our interest to 50% each. The northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2004, US$38 million remained payable over the remaining 22-year life of the lease. We and the Steinbruch family have joint and several liability for the full payment amount.

     Central-Eastern Railway System. In November 2003, we sold to CVRD our 11.9% interest in Ferrovia Centro-Atlântica S.A., or FCA, which has the lease to operate, through 2026, the assets of the central-eastern railway system. We also entered into a 10-year contract with FCA to transport limestone and dolomite from our mines to the Presidente Vargas Steelworks.

     Port Facilities

     Coal Terminal. We own the concession to operate a coal terminal, one of four terminals that form the Sepetiba Port, located in Rio de Janeiro State, for a term expiring in 2022 that is renewable for another 25 years. Sepetiba Port, in turn, is connected to the Presidente Vargas Steelworks by the southeastern railway system. In addition to our initial investment of US$34 million, we have invested US$39.8 million in modernizing the terminal and bringing it into compliance with environmental regulations. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to unload at least 3.4 million metric tons of coal and coke through the terminal annually, as well as shipments from third parties.

     Container Terminal. In November 2003, we increased our interest in Sepetiba Tecon S.A., or TECON, to 100%, with the purchase of CVRD's 50% interest. TECON has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba Port. As of December 31, 2004, US$106.4 million of the cost of the concession remained payable over the next 22 years. TECON is expected to reach a nominal annual capacity of 600 thousand containers by 2008. We intend to send all of our exports of steel products through this terminal. Approximately 75% of the steel products that we exported in 2004 were shipped through TECON.

     Iron Ore Terminal. Among the approved investments that we announced in January 2004 is the development and expansion of an iron ore terminal at the Sepetiba Port that will have the capacity to export annually up to 30 million tons of iron ore. The investments related to the iron ore terminal are currently being implemented.

7. Facilities

Steel Mill

     The Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro State, began operating in 1946. It is an integrated facility covering approximately 3.8 square km and containing five coke batteries (three of which are currently in operation), three sinter plants, three blast furnaces (two of which are currently in operation), a basic oxygen furnace steel shop, which is also referred to as a BOF shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

     We maintain "all risk" insurance coverage against damage to our principal operating assets at the Presidente Vargas Steelworks and its mining facilities and port operations, which we believe adequately covers the principal risks of operating such facilities. In addition, we maintain "business interruption" and "transportation risk" insurance, as well as "general third party liability" insurance. We also insure our hydroelectric, electricity distribution, railways, coal and container terminal investments.

     Our major operational units and corresponding effective capacities as of December 2004 are set forth in the following chart:

EFFECTIVE CAPACITY

	Metric tons	Equipment in
	per year	operation

Process:
Coking plant	1,680,000	3 batteries
Sintering plant	6,930,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,550,000	6 mills
Galvanizing line	2,070,000	7 lines
Electrolytic tinning line	1,130,000	7 lines

     In addition, White Martins Gases Industriais S.A., one of the largest industrial chemicals manufacturers in Brazil, completed in 1996 the construction of a new captive gas production facility, with a daily capacity of 2,100 tons, located on the premises of the Presidente Vargas Steelworks. The facility is designed to supply oxygen, nitrogen and argon to our steelmaking shop. In 2004, we used one million tons of oxygen to produce 5.6 million tons of crude steel.

Mines and Mineral Reserves

     We have concessions to mine iron ore, limestone, dolomite and manganese. At the present time, we believe it is more cost efficient to purchase manganese on the local market. As a result, we do not currently operate any of the manganese concessions.

     We have concluded an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine in Congonhas, Minas Gerais State. The study consisted of two phases. Phase one, which was completed during 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site.

     The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of the phase two reserve study. They have been calculated in accordance with the technical definitions contained in the SEC's Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES

	Proven and Probable Reserves(1)					Other Mineral Deposits (2) (Hematite and Itabirite)

Mine Name and Location	Ore Tonnage(3) (millions of tons)		Grade(4)	Rock Type	Recoverable Product (5) (millions of tons)	Tonnage (millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	170	221	60.4% Fe	Hematite (70%)	289	4,078
Congonhas, Minas Gerais				Itabirite (30%)
	Proven+Probable

Limestone:
Bocaina	88		52%CaO(8)	—	86	N/A
Arcos, Minas Gerais			2%MgO(9)	—
Dolomite:
Bocaina	30		35%CaO(9)	—	29	N/A
Arcos, Minas Gerais			17%MgO(8)	—
________________________________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Other Mineral Deposits includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
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

     We have a 100% ownership interest in each of our mines. In addition, each mine is an "open pit" mine. See the map under "Item 4.D. Property, Plants and Equipment" for the location of the mines in relation to the Presidente Vargas Steelworks.

     Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra mining facility located at Congonhas, Minas Gerais State, 328 km from the Presidente Vargas Steelworks. This mining facility has an installed annual run-of-mine capacity of approximately 21.5 million tons. Based on data available as of December 31, 2004, we estimate that the Casa de Pedra mine has proven and probable reserves of 391 million tons and other mineral deposits (hematite and itabirite) of 4,078 million tons. Among the approved investments that we announced in January 2004 is the expansion of the annual production of the mining facility to approximately 40 million tons, the construction of a six million ton pellet plant and the expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore. These investments are expected to cost approximately US$820 million and to be completed in 2007. Assuming levels of production and quality as expected after completion of the mine expansion, we anticipate that our total iron ore reserves, including proven, probable and a portion of inferred reserves currently being reevaluated, will last for at least the next 20 years.

     Until 2001, we held an interest in CVRD, Latin America's largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our interest in Valepar for US$1.3 billion to Bradespar S.A., Bradesplan Participações S.A.—Bradesplan, and Litel Participações S.A.—Litel, a special purpose company established by Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, and other pension funds. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A. and the subsequent sale of CVRD's 10.3% interest in 2003 in our company, CVRD obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates' needs.

     In connection with CVRD's right of first refusal, in March 2005, we and CVRD executed a purchase and sale agreement providing for our sale to CVRD of a total of 54.7 million tons of iron ore produced in the Casa de Pedra iron ore mine over the term of the agreement which expires in 2015. The pricing terms of the agreement are subject to prices charged by CVRD to its customers in the Asian market. This agreement is the first long-term sale of iron ore anticipated from the expansion of Casa de Pedra iron ore mine and it marks the beginning of the sales of our iron ore to third parties on a large scale.

     Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, Minas Gerais State. This mining facility has an installed annual production capacity of approximately 3.5 million tons. We believe that the mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 54 and nearly 36 years, respectively. The mining facility is located 455 km from the Presidente Vargas Steelworks.

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

     The following table sets forth the production of crude steel by Brazilian companies:

	2002		2003		2004

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million tons)		(In million tons)		(In million tons)
Gerdau (1,2)	5	3.6	1	7.0	1	7.3
CSN	1	5.1	2	5.3	2	5.5
Companhia Siderúrgica de Tubarão – CST(3)	2	4.9	3	4.8	3	5.0
Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas	3	4.6	4	4.5	4	4.7
Companhia Siderúrgica Paulista – Cosipa	4	3.9	5	4.1	5	4.2
Companhia Siderúrgica Belgo Mineira – Belgo(3)	6	2.8	6	2.9	6	3.3
Aços Minas Gerais S.A. – Açominas(2)	7	2.4
Others		2.3		2.5		2.9

TOTAL		29.6		31.1		32.9

________________________________________

Source: Brazilian Steel Institute
(1)	Gerdau is partly integrated, but the bulk of Gerdau's steel production comes from non-integrated plants.
(2)	In 2003, Gerdau merged with Açominas forming Gerdau Açominas, which is now the largest crude steel producer in Brazil.
(3)	Arcelor SA, the world's largest steel producer, owns 63.31% of CST and 58.49% of Belgo, respectively.

     We believe that we have the following competitive advantages over our Brazilian competitors:

  Our focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix.

  Our ownership of iron ore reserves, compared to our domestic competitors that purchase their iron ore requirements mainly from CVRD.

  Our thoroughly developed logistics infrastructure, from our iron ore mine to our steel mill to, finally, our ports.

  Our self-sufficiency in energy, through our interests in hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Volta Redonda mill.

  GalvaSud, which provides material for exposed auto parts, using hot-dip galvanized steel and laser- welded blanks, a trend in this industry. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment.

  CSN Paraná, gives us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries.

   Our Brazilian competitors have recently completed construction of additional steel processing capacity in Brazil. These include Usiminas' completion in 2000 of a 400 thousand ton galvanizing line and a 600 thousand ton continuous annealing line, and CST's completion at the end of 2002 of a 2.0 million ton hot-strip mill. In addition, Vega do Sul, a joint venture between CST and Arcelor S.A., the world's largest steel producer, started a 400 thousand ton galvanizing facility in July 2003, as well as an 800 thousand ton cold-rolling mill.

Competitive Position — Global

     During 2004, Brazil was the eighth largest producer of crude steel in the world with a production output of 32.9 million tons and a 3.1% share of total world production. Brazil accounted for approximately half of total steel production in Latin America in 2004, approximately twice the size of Mexico's and approximately one third the size of U.S.' steel production. In 2003, the last year for which comparative data are available, Brazil was the eighth largest steel exporter in the world, behind Japan, Russia, Germany, Ukraine, Belgium-Luxembourg, France and South Korea, and the fourth largest net exporter after Russia, Japan and Ukraine. In 2004, Brazil's 12 million tons of exports of finished and semi-finished steel products accounted for approximately 3.9% of total global steel exports.

     We compete on a global basis with the world's leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin, high demand steel products such as tin mill and galvanized. We have relatively low-cost labor available and own high-grade iron ore reserves that more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our competitive viability in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See "Item 4.B.10. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings" for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages

     Brazil's principal competitive advantages are its abundant supply of low-cost, high-grade iron ore, low-cost labor and energy resources and good quality of its infrastructure (railways and ports, mainly). Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. As a result of these advantages, Brazil has some of the lowest steel production costs in the world.

     As in most domestic markets, the domestic price of steel in Brazil has historically been higher than its export price. This differential, however, is generally not large enough to compensate for the cost of importing steel to Brazil from producers in Asia, Europe and North America. The low production costs in Brazil are another barrier to foreign steel imports. Consequently, most of the steel sold in the Brazilian steel market is manufactured by Brazilian producers, and we do not believe that sales in Brazil by foreign producers will increase significantly or that steel prices in Brazil will decrease significantly because of competition from foreign steel producers.

     Greenfield competition from new market entrants would be discouraged by existing participants' ties to sources of raw materials and well-established distribution networks. In the last two years, several foreign competitors announced their intention to undertake Greenfield projects in Brazil. To date, they are still determining the feasibility of such products. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

9. Research and Development

     Our research and development center works closely with customers. One of the new features of this unit is the resident engineer concept, where key customers receive our engineers to help them make better use of our steel products. This new unit works closely with the Commercial sector, focusing on product improvements and developments that will meet our customers' needs.

     Expenditures for research and development were US$8 million for each of the years ended December 31, 2002, 2003 and 2004. New products developed under our research and development program since 1997 include: Galvanew®, electrical steel (a cold-rolled steel used for electric motors), a series of high-strength, low-alloy, hot-rolled steels (used for pipes, steel structures, agricultural appliances, gas containers and automobile wheels), cold-rolled and galvanized steels (used for automobiles, construction and home appliances) and tin mill products for two-piece and specially-shaped cans.

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

10. Government Regulation and Other Legal Matters

Environmental Regulation

     We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining and port operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe that we are in substantial compliance with applicable environmental requirements.

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

     We are in the process of licensing the expansion of TECAR, our coal terminal at the Sepetiba Port, that will allow us to handle and export iron ore. The environmental impact assessment was delivered to FEEMA and the permit is expected to be issued by the end of September 2005.

     We provide for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We do not anticipate that costs for environmental lawsuits will have a material adverse effect on our consolidated financial position. Provisions for environmental contingencies relate mainly to penalties and lawsuits imposed on our coal mines, which have been decommissioned since 1989, and fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks.

     We operate an environmental department managed under an Environmental Management System ("EMS"), compliant with ISO 14001 requirements. Since privatization, we have invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were US$42.1 million in 2002, US$51.0 million in 2003 and US$54.5 million in 2004. Of the US$54.5 million spent in 2004, environmental expenditures (capitalized) constituted US$4.0 million and environmental maintenance and operating costs (expensed) constituted US$50.5 million.

     In 2004, environmental expenditures were mainly related to: (1) development of environmental studies as part of new ventures' permitting processes; (2) monitoring campaigns, evaluations, risk assessments and operations related to clean-up and remediation actions into soil contaminated areas (both at Volta Redonda and at the decommissioned coal mining areas in the municipalities of Criciuma, Siderópolis, Treviso and Capivari de Baixo (Santa Catarina State); and (3) ongoing expediting pertaining to the "SEMADS Accord" for the Sepetiba coal terminal, as described below.

     One of the most important remediation projects in 2004 was the ongoing remediation in a suburb of Volta Redonda called "Volta Grande 4". In 2000, a plume with traces of naphthalene was detected from landfills operated by us between 1986 and 1999. The landfills were closed and decommissioned by

December 1999. The source of the contamination – a percolate well – was located and cleaned in 2000. A remediation system (pumping and effluent treatment) has been in operation since 2002, at an average operational cost of US$137,000 per annum. Since then, environmental specialists contracted by us developed several studies (chemical analyses and monitoring; hydro-geological evaluations; plume sizing, location and mobility; health hazard and risk assessments; environmental assessments) that showed that there are no actual risks –considering the current land use and the absence of underground water utilization. A study in 2004 made the following conclusions: (1) there is no harm or risk for health and surface waters, as there are no routes that could link contaminants and potential receptors; (2) the remediation system has been efficient; the naphthalene plume was intercepted and concentrations dropped as expected; and (3) remediation is expected to be completed in 2009. These results have b een provided to the environmental authorities.

     There are six other decommissioned landfills in the Volta Redonda surroundings and five areas inside the Presidente Vargas steelworks presently under soil investigation. If new contamination that would require remediation is identified, we may be required to make expenditures that would not increase our productivity.

     Although our environmental expenses have increased over time, our capital expenditures relating to environmental matters have decreased in the last two years due to the completion in the beginning of 2003 of an accord relating to environmental matters at the Presidente Vargas Steelworks. This accord was signed in September 1994 with Fundação Estadual de Engenharia do Meio Ambiente (environmental protection agency of the state of Rio de Janeiro "FEEMA"), which was amended in January 1996, December 1998 and January 2000 (the "FEEMA Accord"). Under the last amendment of this accord, we were obligated to make expenditures over three years aggregating US$101 million on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. We also agreed in the amendment to spend US$8 million to build sanitation facilities to benefit the Volta Redonda community (the "Compensation Measures"). Under this accord, we had invested between 1999 and 2003 an aggregate of US$125.4 million (based on the average exchange rate of cash disbursement), completing all 130 items, and spent US$6.3 million on new infrastructure and community services. As a result of these expenditures and our continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks, or US$20 million, has been dismissed. During 2004, the procedure to dismiss the remaining two-thirds of these environmental fines was suspended, but we believe these remaining fines will eventually be dismissed.

     Together with the assets privatized in 1993, we assumed environmental liabilities from the coal mining activities run by our previous state-owned holding in the south of the Brazilian State of Santa Catarina. These mining operations had begun in the 1940's and were terminated in 1989. As a part of these operations, we and other companies used waste ponds, as well as waste landfills. Some of the parcels of land subject to remediation has been sold to third parties interested in the re-mining of waste material, and the remaining parcels remain our responsibility. Pursuant to a judgment in 2001, a Brazilian federal court required 11 coal mining companies – including us – as well as the federal and State government, to implement environmental recovery of the whole region. Our obligations encompass the remediation of some 21 pieces of land that we voluntarily assumed. The environmental authority of Santa Catarina State ("FATMA") agreed with us to these terms in 2000. Since 1999, we have proceeded to remediate all land parcels that are our responsibility, under the supervision of FATMA. By 2004, more than 1,000 hectares were under remediation actions, with more than 200 hectares already remediated.

     The remediation is expected to continue until 2020, at a total estimated cost of US$6.8 million. We have begun to implement the first phase of the restoration plan with a total projected cost of approximately US$3.4 million. Since 2001, these efforts have produced generally good results. The aggregate amounts of expenditures on this remediation were US$0.2 million in 2002, US$0.8 million in 2003 and US$1.4 million in 2004.

     We recently purchased ERSA, the assets of a tin mine and smelter in Rondonia State. A preliminary environmental analysis was conducted by us at ERSA sites. Environmental liabilities are expected to be found at those sites. Brascan, the former owner of ERSA, has agreed to reimburse us for all environmental liabilities caused by events that occurred before the acquisition date. The due diligence procedure to identify those liabilities is ongoing and is expected to be completed by the end of July 2005.

Tax Matters

     In October 2003, the Brazilian tax authorities assessed us R$242 million in taxes based upon capital gains from the sale of our interest in Light in 2001. The assessment is currently being discussed with the administrative authorities. We have received an opinion from our external counsel that we have a strong chance of reaching a favorable outcome and, accordingly, we have not made any provisions with respect to this assessment.

Mining Concessions

     Our mining operations are governed by the Brazilian Constitution and the Mining Code and are subject to the laws, rules and regulations promulgated pursuant to the Constitution and the Code. Under the Brazilian Constitution, all mineral resources belong to Brazil. Our mining activities at the Casa de Pedra mine are based on our holding of a Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our mining activities at the Bocaina mine are based on a concession which gives us the right to mine for as long as ore reserves exist.

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

Antitrust Regulation

     We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law 8884/94 ("Lei de Defesa da Concorrência"," or "Competition Defense Law"), the Secretaria de Direito Econômico of Brazil's Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the Conselho Administrativo de Defesa Econômica – CADE determines companies have acted collusively to raise prices, CADE has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public works projects. In addition, CADE has the authority to disallow mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

     Following an investigation begun in 1997, the Secretaria de Direito Econômico, acting under its authority described above, indicated that there are grounds to believe that we, Usiminas and Cosipa acted collusively in violation of Brazilian antitrust law in raising prices of hot-rolled and cold-rolled steel products in April 1997. The case was referred to CADE for a final decision. In 1999, CADE ordered the three companies to pay a fine equivalent to 1% of their gross revenues for 1996. We have challenged CADE's decision in a judicial proceeding, and payment of the fine has been stayed pending the outcome of this proceeding.

Anti-Dumping Proceedings

     Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies' abilities to access these markets. To date, however, the investigations have not had a significant impact on our export volume, either because the quantities that we exported were small or we were able to re-direct our exports from affected markets to others.

     Following are summaries of the protectionist measures to which our exports are subjected. The widespread adoption of protectionist measures, even if by countries that have not been important markets for us, might nevertheless adversely impact the international markets for our products.

     United States

     Anti-Dumping (AD) and Countervailing Duties (CVD). In September 1998, U.S. authorities initiated AD and CVD investigations on hot-rolled steel sheet and coils imported from Brazil and other countries. Our preliminary margins were determined as follows: AD was 50.7% and CVD was 6.6% . In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the AD investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subjected to quarterly review by the Department of Commerce. In February 2002, the U.S. government terminated the AD suspension agreement, reinstating the AD margin of 41.27% . Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the CVD investigation which fixed a limit to the export of hot-rolled sheets and coils from Brazil of 295 thousand tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, the CVD of 6.35% became effective in September 2004, to be applied to the imports of hot-rolled products. In April 2004, we requested the U.S. Department of Commerce to conduct an administrative review of the AD investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of "zero" margin of dumping from the U.S. Department of Commerce and a final determination is expected by September 2005.

     Simultaneously with the administrative review, we participated in an anti-dumping and CVD review with respect to exports of hot-rolled sheet and coils to the U.S. The review is being conducted by the International Trade Commission and the U.S. Department of Commerce, through the Import Administration, to which the International Trade Commission and the U.S. Department of Commerce reports were issued in 2004, and determined to retain the AD and CVD orders in effect.

     Canada

     Hot-Rolled. In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, in which it was determined to impose an anti-dumping tax of 26.3% with minimum prices to be observed. In August 2002 the Canada Border and Services Agency initiated a revision of the values previously established and, in March 2003, the revised values were issued. These values are adjusted whenever there is an adjustment of the domestic prices. In February 2005, the Canada Border and Services Agency initiated a reinvestigation of hot-rolled sheets and coils. We are not participating in this investigation, which means that at the end of this investigation we will not have minimum prices determined specifically for us, and we will be subjected to the anti-dumping duty imposed on Brazil in general.

     Argentina

     Hot-Rolled. In October 1998, Argentina commenced an anti-dumping investigation of hot-rolled products from Brazil, Russia and Ukraine. In April 1999, the Argentinean government applied a provisional anti-dumping order on Brazilian imports fixing a minimum price of US$410 per ton (free on board), for four months ending in August 1999.

     In December 1999, the Argentinean government accepted a suspension agreement of the AD measures providing for quotas of 36 thousand tons for the first year, 38 thousand tons for the second and 39 thousand tons for the third, fourth and fifth years, and minimum prices from US$325 to US$365 per ton (cost, insurance and freight) subject to quarterly adjustments based on the publication of the National Institute of Statistics and Census.

     In December 2004, exporters were notified of the revision of Resolution no. 1420/1999 from the Economic, Work and Public Services Ministry of Argentina relating to the export of Brazilian hot-rolled products. In January 2005, an expiry review of the anti-dumping process was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentinean government. We are participating in this review.

     Cold-Rolled. A cold-rolled anti-dumping investigation was initiated against Brazil in September 1999. In January 2000, a suspension agreement established quotas of 36 thousand tons for the first year, 38 thousand tons for the second year and 39 thousand tons for the third, fourth and fifth years and a minimum price of US$457 per ton (cost, insurance and freight), subject to quarterly adjustments based on the publications of the National Institute of Statistics and Census.

     In January 2001, the government of Argentina accepted the suspension agreement, maintaining the quotas and renegotiating the minimum price to US$420 per ton (cost, insurance and freight) for five years subject to quarterly updates.

11. Employees and Labor Matters

     As of December 31, 2004, we had 10,207 employees, of whom 8,175 were employed by the parent company. This reflects a significant reduction from over 24,500 employees that we had as of December 31, 1989. As of December 31, 1998, we had 11,400 employees.

     As of December 31, 2004, 6,809 of our employees, who were employed at the Presidente Vargas Steelworks, were members of the steelworkers' union of Volta Redonda and region, which is affiliated with the Força Sindical national union. An additional 541 employees were members of the iron ore miners' union of Congonhas, which is affiliated with the Central Única dos Trabalhadores, or CUT national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores, the workers' party that advocates socialism and social democracy. We have collective bargaining agreements, renewable annually each May 1, with the two unions.

     We are the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS's assets, CBS has substantial unfunded projected benefit obligations. Our unfunded pension benefits obligations totaled US$201 million as of December 31, 2004. The amount of the unfunded pension benefits obligations is affected by, among other things, fluctuations in the value of CBS's assets, which aggregated US$505 million as of December 31, 2004, approximately 39% of which was attributable to our common shares held by CBS. See Note 14 to our consolidated financial statements contained in Item 18. Financial Statements.

     In August 2002, the Secretaria de Previdência Complementar, or SPC, the Brazilian government's Secretary for Supplementary Social Security, approved a proposal for the payment of the unfunded projected benefit obligations, replacing and supplementing an agreement in place since January 1996. Under the new agreement, we, as the plan's sponsor, pay the unfunded projected defined benefit obligations in monthly installments over 20 years, beginning in June 2002. Under the new agreement, we are also obligated to make additional payments in the event CBS does not have adequate cash to meet the defined benefit plan's obligations and will be entitled to a refund of any surplus not required to meet such obligations. The new agreement does not affect our pension obligations or periodic pension cost.

     In March 1997, we established an employee profit participation plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin as well as goals based on measures including sales, cost control, productivity and inventory levels, appropriate to the nature of the different sectors.

     In June 2000, we increased the average workshift at our Volta Redonda steel plant from six to eight hours. This increase was implemented in our iron ore, limestone and dolomite mines during 1999. We have signed a collective bargaining agreement with our employees' unions pursuant to which we have agreed not to dismiss employees in connection with this workshift increase. This eight-hour workshift improved productivity, quality and job safety as a result of fewer interruptions in the production process, which is continuous.

     In April 2003, we relocated our main offices from Rio de Janeiro to São Paulo. As part of the relocation, most of our employees are now based in Volta Redonda, where the Presidente Vargas Steelworks is located while senior management is based in São Paulo. In connection with the relocation, we experienced attrition in senior management and other employees, additional members of senior management and other employees were hired, and replacements for certain senior positions are still being sought.

12. Overview of World Steel Industry

     The worldwide steel industry is comprised of hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 67% of worldwide crude steel production in 2004, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 33% of worldwide crude steel production in 2004, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquetted iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

     Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1991 through 2002, total global crude steel production ranged between approximately 720 million and 886 million tons per year. In 2003, it reached 947 millions tons, a 6.9% increase compared to 2002. In 2004, it reached 1.04 billion tons, a 9.3% increase compared to 2003, primarily driven by China steel production that grew 23%. According to the International Iron and Steel Institute ("IISI"), global steel demand is expected to reach 997.8 million tons in 2005, a 5.02% increase from 2004.

     Developing economies, such as China, while increasing their own production capacity, have been major steel importers over the past decade. Although South East Asia's and Japan's apparent steel consumption (which is a country's domestic sales plus imports) was reduced by the economic crisis begun in late 1997, this region has shown a recovery since 2000, especially in China, which showed a 10% increase in 2002 a 13.2% increase in 2003 and approximately a 10.3% increase in 2004.

     Brazil, with its large steel production capacity and tradition as a global exporter, has consistently exported a substantial portion of its production. Brazil's sales of steel products aggregated 28.4 million tons in 2003 and 29.3 million tons in 2004, which exceeded domestic demand of 15.4 million tons and 17.8 million tons by 13.0 million and 11.5 million tons, respectively.

     Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards enlarging its capacity to produce value-added products. Brazil's exports of semi-finished steel products aggregated 7.2 million tons in 2003 and 6.3 million tons in 2004, which represented 56% and 53% of total steel exports for both periods, respectively.

13. Brazilian Steel Industry

     Since the 1940s, steel has been of vital importance to the Brazilian economy. During the 1970s, huge government investments were made to provide Brazil with a steel industry able to support the country's industrialization boom. After a decade of little to no investment in the sector in the 1980s, the government selected the steel sector as the first for privatization commencing in 1991, resulting in a more efficient group of companies operating today.

     In 2004, Brazil was the eighth largest crude steel producer in the world with a production output of 32.9 million tons and a 3.1% share of global crude steel production. Brazil accounted for approximately half of total steel production in Latin America in 2004, approximately twice the size of Mexico's and approximately one-third the size of U.S. steel production.

A Privatized Industry

     During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi-autonomous companies under the control of Siderbrás and were each individually privatized over the period from 1991 to 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and a resumption of investment.

Domestic Demand

     Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with gross domestic product, or GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 112 kilograms in 2004, which is low when compared to developed country levels such as the United States, which was 350 kilograms, and the European Union, which was 410 kilograms in 2004.

     In 2003, due to strict monetary and fiscal policy, the Brazilian economy contracted 0.2% . In 2004, mainly driven by the export market, GDP grew 5.2%, its biggest increase in ten years. From 2003 to 2004, total domestic steel sales increased approximately 15.6%, from 15.4 million tons to 17.8 million tons. Sales of flat steel products increased 13.7% in 2004, to 10.8 million tons.

     Industrial production grew only 0.3% in 2003. In 2004, supported by the export market and also a strong domestic demand, industrial production grew 8.3%, the biggest annual increase in 18 years.

     The Brazilian flat steel sector is shifting production to the higher value-added consumer durables sector, which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current government administration. The consumer durable goods sector increased by 20.5% in 2000, as the economy improved, but as a result of the energy crisis in Brazil, the consumer durable goods sector showed some recovery only in 2002 with an increase of 2.7% but contracted by 0.5% in 2003. In 2004 the consumer durable goods sector increased 21.8% after three years of showing quite modest growth rates.

     Over the past years, significant investments were made by General Motors, Ford and Volkswagen, automobile manufacturers already in Brazil. In addition, Renault, Honda, Daimler-Chrysler, Audi and

Peugeot/Citroen built new facilities in Brazil. During 2003, a total of 1.8 million vehicles were produced in Brazil. In 2004, 2.2 million vehicles were produced, a 22% increase compared to 2003.

Market Participants

     Today the Brazilian steel industry is composed of 11 companies, with an installed annual capacity of approximately 34 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For the production by the largest Brazilian steel companies during the last three years, see "Item 4.B.8 Competition—Competition in the Brazilian Steel Industry".

Capacity Utilization

     The Brazilian steel industry operated at approximately 97% of nominal crude steel capacity during 2004. Total Brazilian nominal capacity in 2004 was estimated at 34 million tons.

Exports/Imports

     In 2004, Brazilian steel exports were 12 million tons, representing 40% of total Brazilian sales (domestic plus exports), accounting for US$5.3 billion in export earnings for Brazil in 2004. In 2004, Brazil was the eighth largest steel exporter in the world. See "Item 4.B.8. Competition — Competitive Position — Global". Brazil is a negligible importer of foreign steel products. Steel imports were 549 thousand tons, or 3.5% of apparent domestic consumption in 2004. According to the Brazilian Steel Institute, domestic apparent consumption equals domestic sales plus imports. In 2004, Brazil had a steel trade surplus of US$4.7 billion and an overall trade surplus of US$33.7 billion.

     Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry's supply-demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2004, supply totaled 29.3 million tons, compared to apparent consumption of 18.3 million tons.

     Brazil enjoys a diversified steel export market. In 2004, export sales were made to over 120 countries. North America and Asia were Brazil's main export markets, accounting for 30% each of all Brazilian steel exports in such year. United States was the main destination representing 25% of the total exports. The European Union was responsible for 11% of the Brazilian steel exports. The next nine largest markets, taken together, accounted for 42% of Brazil's 2004 steel exports.

     ''See also "Item 4.B.8—Competition".

C. Organizational Structure

     We do business directly and through subsidiaries, none of which is a significant subsidiary as defined under Regulation S-X.

D. Property, Plants and Equipment

     Our principal executive offices are located in the city of São Paulo, São Paulo State at Avenida Faria Lima, 3400, 20o, andar (telephone number 5511-3049-7100), and our main production operations are located in the city of Volta Redonda, Rio de Janeiro State, approximately 120 km from the city of Rio de Janeiro. The Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately 3.8 square km and located in the city of Volta Redonda in Rio de Janeiro State. Our iron ore, limestone and dolomite mines are located in Minas Gerais State, which borders Rio de Janeiro State to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to the city of Volta Redonda.

     We own undeveloped plots of land in Rio de Janeiro, Santa Catarina and Minas Gerais States. We hold title to 1,045 hectares of land in Santa Catarina, and 4,745 hectares of land in Minas Gerais. The steel plant area in Volta Redonda is 302 hectares.

     The following map shows the locations of the Presidente Vargas Steelworks, the CSN Paraná , INAL, INAL Nordeste, GalvaSud, Metalic, Lusosider, ERSA and CSN LLC facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements included in "Item 18. Financial Statements". Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in their Note 1(a).

Critical Accounting Policies

     Our significant accounting policies are described in Note 2 of our consolidated financial statements. Some of these accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include:

  the useful lives of our facilities;

  the iron ore reserves at Casa de Pedra and the future rates of production of the mine;

  the creditworthiness of our customers;

  the fair value of our financial instruments; and

  the future liability of our pension fund.

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

     With respect to pension liabilities, we must make assumptions as to interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions affect our liability for accrued pension costs and the amount we are required to provide each year as our pension cost. In the actuarial assumptions in our 2003 and 2004 financial statements, we used an annual discount rate of 8% for the purpose of calculating our projected pension obligations and assumed a long-term annual rate of return on pension assets of 8%, in each case in excess of an annual inflation rate of 5%. We also assumed that compensation levels would increase each year by the inflation rate plus 1%. The discount and return rates, which are different from the rates we assumed in 2002 (10%), are based on Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan recent experience and our projection of Brazil's future economic performance. Our pension cost reflected in our 2004 operating results was US$17 million, compared to losses of US$20 million and US$6 million in 2002 and 2003, respectively.

A. Operating Results

1. Overview

     The primary factors affecting our results of operations include:

  the cyclical dynamics of supply and demand for steel products both inside and outside Brazil, including the prices for such products;

  the mix of products sold by us (between domestic and export sales and between lower value-added and higher value-added products);

  our production costs; and

  Brazilian economic conditions generally, including changes in the real exchange rate against other currencies, particularly the U.S. dollar, and the inflation rate.
Markets and Product Mix

     Supply and Demand for Steel. Prices of steel are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic cycles, and to available production capacity. While the export price of steel (which is denominated in U.S. dollars or Euros, depending on the export destination) is the spot price, there is no exchange trading of steel or uniform pricing. Unlike other commodity products, steel is not completely fungible due to wide differences in terms of size, chemical composition, quality and specifications, all of which impact prices. Many companies (including us) discount their list prices for regular customers, making actual transaction prices difficult to determine.

     Historically, export prices and margins have been lower than domestic prices and margins, because of the higher transportation costs and tariffs. The portion of production that is exported is affected by domestic demand, exchange rate fluctuations and the prices that can be charged in the international markets.

     The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2002	2003	2004

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production	19,302	21,090	23,368
Apparent Consumption	16,484	15,955	18,316
Hot-Rolled Coils and Sheets
Production	3,292	4,176	4,230
Apparent Consumption	2,679	2,926	2,971
Cold-Rolled Coils and Sheets
Production	2,618	2,812	3,208
Apparent Consumption	2,262	2,202	2,610
Galvanized Sheets
Production	1,455	1,751	2,193
Apparent Consumption	1,253	1,457	1,706
Tin Mill
Production	977	1,046	973
Apparent Consumption	680	665	677
Global Market (in millions
of tons)
Crude Steel Production	886	951	1,035
Demand	805	864	957
________________________________________

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

     We also have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized products. Galvanized products are directed at the automotive, construction and home appliance industries. Similar to its impact on the percentage of domestic sales, the full production strategy could, therefore, in any particular period, cause the percentage of sales attributable to coated products to decrease. In addition, the increased production capacity coming on stream could have a similar impact, because increased capacity results in an increase in hot-rolled product production before the production of downstream coated products increases.

Sales Volume and Net Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net revenues by products and markets.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In thousands of metric tons)			(In percentages)
Domestic Sales

Slabs	44	68	57	1	2	2	1	1	1
Hot-rolled	1,212	1,081	1,142	36	35	34	23	21	25
Cold-rolled	808	696	648	24	23	20	16	13	14
Galvanized	645	559	783	19	18	24	12	11	17
Tin Mill	670	662	668	20	22	20	13	13	14

Sub-total	3,379	3,066	3,298	100	100	100	65	59	71

Export sales

Slabs	345	382	44	19	18	3	7	8	1
Hot-rolled	482	801	512	26	37	38	9	15	11
Cold-rolled	157	130	106	9	6	8	3	2	2
Galvanized	461	472	424	26	22	31	9	9	9
Tin Mill	363	364	275	20	17	20	7	7	6

Sub-total	1,808	2,149	1,361	100	100	100	35	41	29

Total	5,187	5,215	4,659				100	100	100

Total Sales

Slabs	389	450	101				8	9	2
Hot-rolled	1,694	1,882	1,654				32	36	36
Cold-rolled	965	826	754				19	15	16
Galvanized	1,106	1,031	1,207				21	20	26
Tin Mill	1,033	1,026	943				20	20	20

Total	5,187	5,215	4,659				100	100	100

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In millions of US$)			(In percentages)
Domestic Sales

Slabs	4	12	15	—	1	1	—	—	—
Hot-rolled	285	382	588	25	27	29	17	16	20
Cold-rolled	242	276	375	23	20	19	14	11	13
Galvanized	252	315	538	22	22	27	15	13	18
Tin Mill	338	415	486	30	30	24	19	17	17

Sub-total	1,121	1,400	2,002	100	100	100	65	57	68

Export sales

Slabs	78	130	22	13	12	2	5	5	1
Hot-rolled	123	296	229	21	29	25	7	12	8
Cold-rolled	41	66	83	7	6	9	2	3	3
Galvanized	191	285	397	32	28	43	12	12	13
Tin Mill	163	265	200	27	25	21	9	11	7

Sub-total	596	1,042	931	100	100	100	35	43	32

Total	1,717	2,442	2,933				100	100	100

Total Sales

Slabs	82	142	37				5	5	1
Hot-rolled	408	678	817				24	28	28
Cold-rolled	283	342	458				16	14	16
Galvanized	443	600	935				27	25	31
Tin Mill	501	680	686				28	28	24

Total	1,717	2,442	2,933				100	100	100

________________________________________
(1)	Net operating revenues do not include revenues from non-steel products, principally by-products, services and electric energy ( 2002 – US$125 million; 2003 – US$106 million; 2004 – US$151 million). The net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Production Costs

     The following table sets forth the production cost per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some alloys (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are mostly denominated in reais. The devaluation of the real causes U.S. dollar-denominated or -linked production costs to increase as a percentage of total production costs.

	Year Ended December 31,

	2002		2003		2004

	US$/ton	%	US$/ton	%	US$/ton	%

Raw Materials
Iron ore	5.08	3.4%	4.34	2.2%	5.29	2.0%
Coal	28.18	18.8	28.85	14.4	40.88	15.1
Coke	3.03	2.0	13.59	6.8	42.25	15.7
Outsourced slabs	0.21	0.2	–	–	–	–
Outsourced hot coils	–	–	11.52	5.8	5.15	1.9
Other(1)	16.58	11.1	21.28	10.6	28.07	10.4
	53.08	35.5	79.58	39.8	121.64	45.1

Energy/Fuel	13.04	8.7	16.78	8.4	19.85	7.4
Transportation	11.38	7.6	15.79	7.9	19.90	7.4
Labor	19.78	13.2	23.70	11.8	19.44	7.2
Services and Maintenance	18.01	12.0	22.71	11.4	30.87	11.4
Depreciation	19.96	13.3	24.10	12.0	33.67	12.4
Tools and Supplies	12.80	8.6	11.90	5.9	14.17	5.3
Others	1.61	1.1	5.58	2.8	10.35	3.8

	149.66	100.0%	200.14	100.0%	269.89	100.0%

(1)	Includes mainly limestone, dolomite, manganese ore, zinc and tin.

     Production costs totaled US$1,479 million in 2004, 40% more than in 2003. Production costs in 2004 were higher than 2003, primarily due to (i) increased prices for coal and coke, which represented 55% of the increase in total production costs, (ii) a further 10% increase came from higher aluminum, zinc, tin, scrap-metal and other raw material costs, and (iii) higher levels of depreciation due to the first-recorded depreciation of CSN Paraná in January 2004. Hot-coil purchased fell from 183 thousand tons in 2003 to 82 thousand tons in 2004 due to lower volume consumed. U.S. dollar-linked costs increased by 10 percentage points, accounting for 42% of total cash costs, due to the higher coal and coke prices.

     Our total number of employees has declined from 9,404 at December 31, 2002 to 8,501 at December 31, 2003 and 8,175 at December 31, 2004. The average number of employees in operations declined from 5,678 in 2002, to 5,618 in 2003 and to 5,453 in 2004, while average operational productivity, measured in tons of crude steel produced per employee-year, increased from 899 in 2002 to 946 in 2003 and to 1,012 in 2004, reflecting the increase in production volumes and productivity as a result of the conclusion of our capital improvement program. We expect that the average total number of employees will continue to decline.

Brazilian Economic Conditions – Impact of Real Devaluation

     Our results of operations are affected by Brazilian economic conditions generally, in addition to factors that affect the supply and demand for steel, as discussed above. Inflation and exchange rate variations significantly affect our operating expenses. Our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are mostly in reais and tend to increase with inflation in Brazil because suppliers and service providers generally increase prices to reflect inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of devaluation of the real against the U.S. dollar. If the rate of inflation increases more rapidly than the rate of devaluation, then, as expressed in U.S. dollars, operating expenses increase. If the rate of devaluation exceeds the rate of inflation, then, as expressed in U.S. dollars, our operating expenses decrease. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In addition, some financial instruments denominated in reais are indexed for inflation. For the three years ending December 31, 2004, inflation has not had a material impact on our results of operations.

     The impact during the three years of fluctuations in the real exchange rate against other currencies on our results of operations, particularly the volatile economic environment in 2002 with a 52.3% devaluation of the real against the U.S. dollar, can be seen in the "foreign exchange and monetary gain (loss), net" line in our consolidated statements of income, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our hedging of our foreign currency-denominated debt. In order to minimize the negative effect of the exchange rate fluctuations, we engage, from time to time, in hedging transactions, including currency swap and foreign currency option agreements. The appreciation of the real against the dollar during 2003 and 2004 has had no effect on our net results as the positive effects of the appreciation were offset by losses on hedging transactions.

2. Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2004 and the percentage change in each of these items from 2002 to 2003 and from 2003 to 2004:

	Year Ended December 31,			Increase (Decrease)

	2002	2003	2004	2003/2002	2004/2003

	%	%	%	%	%

Operating revenues
Domestic sales	85.2	72.3	106.5	17.4	57.1
Export sales	32.5	42.3	32.7	79.8	(6.4)

	117.7	114.6	139.2	34.6	33.7
Sales taxes, discounts, returns and allowances	(17.7)	(14.6)	(39.2)	13.8	120.7

Net operating revenues	100.0	100.0	100.0	38.3	21.0
Cost of products sold	54.0	57.2	45.6	46.6	(3.4)

Gross profit	46.0	42.8	54.4	28.7	53.7
Operating expenses
Selling	6.9	6.9	5.1	38.6	(11.4)
General and administrative	6.0	3.8	3.5	(12.7)	13.5
Others	2.6	5.2	1.6	183.0	(66.5)

Operating income	30.6	26.9	44.2	21.6	98.5
Non-operating income (expenses), net
Financial income	25.3	(10.2)	(4.1)	—	(51.5)
Financial expenses	(11.9)	(11.8)	(12.5)	38.8	26.3
Foreign exchange and monetary gain (loss), net	(59.0)	16.7	8.1	—	(41.5)
Gain on sales of long-term investments	—	—	—	—	—
Others	(1.6)	0.5	(0.2)	—	—

Income (loss) before income taxes, equity in results of
affiliated companies, extraordinary item and
cumulative effect of a change in accounting principle	(16.6)	22.1	35.5	—	94.8
Income tax expense (benefit)
Current	(1.4)	4.9	9.4	—	131.2
Deferred	(10.3)	(3.4)	0.1	(53.7)	—

	(11.7)	1.5	9.5	—	685.5
Equity in results of affiliated companies	(3.9)	0.4	1.7	—	466.7

Income (loss) before extraordinary item and cumulative
effect of a change in accounting principle	(8.8)	21.0	27.7	—	60.1
Extraordinary item, net of income taxes	—	—	—	—	—
Cumulative effect of change in accounting principle, net
of income taxes	—	—	—	—	—

Net income (loss)	(8.8)	21.0	27.7	—	60.1

Other Data:
Adjusted EBITDA(1)	39.8	36.8	50.0	28.0	65.4
________________________________________
(1)	See Item 3.A. "Selected Financial Data" for a reconciliation of Adjusted EBITDA to net income.

2004 Compared to 2003

Operating Revenues

     In 2004, sales volume decreased 11% to 4.7 million tons of finished products and slabs. This decrease was due to lower sales in the fourth quarter. High levels of inventories and weakness in demand in the U.S. and Europe adversely affected our exports. On the domestic front, sales were adversely affected by shipment difficulties in December caused by protracted negotiations over freight prices with our customers coinciding with their unavailability during the December holidays. Operating revenues were US$3,903 million in the year ended 2004, a US$983 million (or 34%) increase from operating revenues of US$2,920 million in the year ended 2003 primarily due to higher prices more than offsetting the decline in volume. In the domestic market, sales revenues increased 57% to US$2,895 million in the year ended 2004 from US$1,843 million in the year ended 2003, reflecting an 8% increase in domestic steel sales volume and higher average steel prices (48% above 2003 average). In the export market, sales revenues decreased 6% to US$1,008 million in the year ended 2004 from US$1,077 million in the year ended 2003. The 47% increase in average prices contributed to keeping operating revenues from exports relatively stable in comparison to 2003, even though export volumes declined 37%. In addition to the adverse fourth quarter sales performance as mentioned above, exports declined because of a favorable domestic market in 2004 and our directing the sale of products domestically.

Net Operating Revenues

     Net operating revenues were US$3,084 million in the year ended 2004, a 21% increase from net operating revenues of US$2,548 million in the year ended 2003. This increase was mainly due to higher average domestic and export prices, a better mix of products sold and a more favorable domestic market, factors that taken together more than offset the decline in total sales volume. Domestic sales volume as a percentage of total sales volume increased in 2004 to 71%, from 59% in 2003. During 2004, the percentage of sales revenues attributable to the domestic market increased because of higher prices, strong demand in the Brazilian market and the appreciation of the real in the same period.

Sales taxes, discounts, returns and allowances increased, reflecting mainly a change in the accounting for PIS/COFINS tax (tax on sales revenue) implemented during the fourth quarter by IBRACON (Brazilian Institute of Accountants). A portion of this expense is now reflected in this line item rather than solely in cost of goods sold.

Gross Profit

     Our cost of goods sold decreased 3% to US$1,407 million in the year ended 2004 from US$1,457 million in the year ended 2003, due to a change in the accounting for PIS/COFINS (tax on sales revenue) as discussed above, partially offset by the costs of coal, coke, aluminum, zinc, tin and scrap, which increased by 29%, 191%, 59%, 20%, 46%, 49%, respectively.. These cost increases accounted for approximately 60% of the total increase in the production costs. Our gross profit increased 54% to US$1,677 million in the year ended 2004 from US$1,091 million in the year ended 2003. The higher gross profit was primarily due to higher net operating revenues and lower cost of goods sold.

Operating Income

     In 2004, our operating income increased US$676 million, or 99%, to US$1,362 million from US$686 million in 2003, reflecting mostly the increase in gross profit and lower selling and other operating expenses. The decrease in other operating expenses was due to reversal of accruals relating to fiscal contingencies and doubtful accounts.

Non-operating Expenses (Income), Net

     In 2004, our net non-operating expenses increased US$143 million (or 115%) to US$267 million from US$124 million in 2003, primarily as a result of a decrease in net foreign exchange and monetary gain, which was partially offset by a decrease in net financial expenses. Net foreign exchange and monetary loss is, among other things, the impact of changes in exchange rates on our assets and liabilities denominated in foreign currencies (e.g., the gain incurred as U.S. dollar-denominated debt decreases as the real depreciates against the U.S. dollar). Net financial expenses is the interest on debt and other expenses of our financing instruments, net of income earned on our financial assets.

     In 2004, we had a net foreign exchange and monetary gain of US$249 million, which represented a US$177 million decrease from the US$426 million gain obtained in 2003, reflecting the 8% appreciation of the real against the U.S. dollar in 2004, much lower than the 18% appreciation of the real in 2003. We had net financial expenses of US$510 million in 2004 (consisting of financial income of US$(126) million and financial expenses of US$384 million), which was a US$54 million decrease from our net financial expenses of US$564 million in 2003 (consisting of financial income of US$(260) million and financial expenses of US$304 million), primarily reflecting higher income as a result of lower losses derived from our hedging operations.

Income Taxes

     We recorded a income tax expense of US$291 million in 2004 compared to an income tax benefit of US$37 million in 2003. The difference between the tax benefits recorded in 2004 as compared to 2003 reflects mainly the higher pre-tax earnings in 2004 and the 2003 booking of US$139 million in tax credits, due to a judicial decision in our favor regarding the effects of understated inflation of the the ¥ndice de Preços ao Consumidor, or IPC in 1989.

Equity in Results of Affiliated Companies

     Our equity in results of affiliated companies was US$51 million in 2004 compared to US$9 million in 2003. This increase is explained by better equity results from MRS - US$46 million in 2004 compared to a loss of US$13 million in 2003, reflecting substantially higher transport volumes (heavy haul and general cargo) and higher margins - and from ITASA, whose contribution increased from US$1 million in 2003 to US$14 million in 2004, reflecting adjusted energy prices.

Adjusted EBITDA

     In 2004, adjusted EBITDA increased US$613 million, or 65%, to US$1,551 million from US$938 million in 2003, as a result of higher gross profit and lower operating expenses. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

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

Gross Profit

     Our cost of products sold increased US$463 million, or 46.6%, to US$1,457 million in 2003 from US$994 million in 2002, reflecting mainly a US$8 million increase attributable to higher sales volume and a US$466 million increase attributable to a 33.7% increase in average unit production costs in 2003, compared to 2002. Costs per ton increased in 2003 as a result of increases in costs of raw materials, mainly coke and our need to outsource hot coils, and the 18.2% appreciation of the real. The consumption of outsourced hot coils should decrease in 2004. As of 2005, we do not intend to outsource hot coils anymore. For details on coke prices and availability, see "Item 4.B.5. Raw Materials and Transportation—Raw Materials and Energy Requirements".

     Our gross profit increased US$243 million, or 28.7%, to US$1,091 million in 2003 from US$848 million in 2002, as a result of the increase in operating revenues in 2003. Our gross profit margin decreased to 42.8% in 2003 from 46.0% in 2002, primarily reflecting the increase in costs.

Operating Income

     In 2003, our operating income increased US$122 million, or 21.6%, to US$686 million from US$564 million in 2002, reflecting the US$243 million increase in gross profit, which was partly offset by a US$121 million (or 42.6%) increase in operating expenses. The increase in operating expenses was caused mainly by higher sales expenses related to the export volume increase and the increase in export freight tariffs during 2003 and a provision for labor-related taxes.

Non-operating Expenses (Income), Net

     In 2003, our net non-operating expenses decreased US$746 million (or 85.7%) to US$124 million from US$870 million in 2002, primarily as a result of a decrease in net foreign exchange and monetary loss, which was partially offset by an increase in net financial expenses in 2003.

     In 2003, we had a net foreign exchange and monetary gain of US$426 million, which was a US$1,513 million swing from our net foreign exchange and monetary loss of US$1,087 million in 2002, reflecting the 18.2% appreciation of the real against the U.S. dollar in 2003, compared to the 52.3% devaluation in 2002. We had net financial expenses of US$564 million in 2003 (consisting of financial income of US$61 million and financial expenses of US$625 million), which was a US$811 million swing from our net financial income of US$247 million in 2002 (consisting of financial income of US$466 million and financial expenses of US$219 million), primarily reflecting lower income as a result of losses derived from our decision to hedge against losses on our foreign currency-denominated debt.

Income Taxes

     We recorded a net tax of US$37 million in 2003 compared to a net tax benefit of US$215 million in 2002. The difference between the tax benefits recorded in 2002 as compared to 2003 reflects the tax effects of the loss before income taxes in 2002, as well as a US$32 million reversal in 2002 of approximately 50% of a provision for our tax liability to correct the distortion in the calculation of tax liability caused by the use of the ¥ndice de Preços ao Consumidor, or IPC, in 1989 (referred to as the Summer Plan) following a favorable ruling by the court hearing our claim that the correction had been done incorrectly.

Equity in Results of Affiliated Companies

     Our equity in results of affiliated companies was a positive US$9 million in 2003 compared to a negative US$71 million in 2002, as our equity in the results of MRS swung to a positive US$13 million from a negative US$24 million in 2002, reflecting a 40% increase in tariffs in reais in 2003, our equity in ITASA's losses decreased from US$9 million in 2002 to US$1 million in 2003, reflecting adjusted energy prices, and our equity in GalvaSud's results increased from a negative US$27 million in 2002 to a positive US$5 million in 2003, primarily reflecting improved steel prices and the impact of the appreciation of the real. In addition, in 2003 we consolidated Sepetiba Tecon and its immediate parent, whereas in 2002 we made an US$11 million provision for their losses.

Adjusted EBITDA

     In 2003, adjusted EBITDA increased US$205 million, or 28.0%, to US$938 million from US$733 million in 2002, reflecting higher gross profit, which was partially offset by higher selling expenses. For a discussion of why we use adjusted EBITDA see "Item 5.A.2. Results of Operations – 2004 Compared to 2003".

B. Liquidity and Capital Resources

     Cash and cash equivalents as of the end of 2002, 2003 and 2004 totaled US$356 million, US$1,251 million and US$970 million, respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Our cash flows generated from operations, which aggregated US$806 million in 2002, US$569 million in 2003 and US$324 million in 2004, provides us with a significant source of liquidity.Cash flow from operating activities in 2004 was US$109 million lower than in 2003, reflecting an increase in inventories during 2004. Cash flow from operating activities in 2003 was US$237 million lower than in 2002, reflecting the effect of the appreciation of the real in 2003 in contrast with the depreciation of the real in 2002 and the reversal of accruals for contingencies and derivates, partially offset by a positive change in working capital.

  Our cash flows from investing activities was negative in 2003 and in 2004. The negative cash flows from investing activities reflects our use of our cash flows from operations to make capital expenditures and to make long-term investments in downstream opportunities (including acquisitions), new products and market niches, and infrastructure investments. We had reduced negative cash flows from investing activities in 2004, because we had a lower level of capital expenditures.

  Our cash flow from financing activities was US$495 million in 2003 and US$380 million negative in 2004, reflecting less issuance of capital markets securities in 2004 (US$745 million) compared to 2003 (US$1,517 million) and expenditures under our share buyback program. Additionally, we paid dividends and interest on stockholders' equity in the aggregate amount of US$278 million in 2003 and US$242 million in 2004.

     During the three years ended December 31, 2004, our Adjusted EBITDA totaled US$3,222 million. Our Adjusted EBITDA totaled US$938 million in 2003 and US$1,551 million in 2004. In 2004, we had capital expenditures of US$168 million, primarily consisting of US$145 million for projects relating to the Volta Redonda mill, as the revamping requiring significant capital expenditures has now been completed. In January 2004, we announced that we had approved investments of up to US$860 million to be made through 2007.

     In 2005, we plan to make capital expenditures of approximately US$440 million, compared to US$168 million in 2004 and US$210 million in 2003.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, short-term and long-term secured and unsecured borrowings, including project financings and issuances of debt securities.

     At December 31, 2003 and 2004, our total debt (including trade-related transactions) aggregated US$2,803 million and US$2,910 million, respectively, equal to 120.7% and 127.3% of total consolidated stockholders' equity at December 31, 2003 and 2004, respectively. At December 31, 2004, short-term debt totaled US$495 million and long-term debt totaled US$2,415 million. The foregoing amounts do not include debt of others for which we are contingently liable. See "Item 5.E. Off-balance Sheet Arrangements".

     At December 31, 2004, approximately 21% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current hedging policy is to protect against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure is hedged through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and our equity investments in offshore affiliates We continue to review our foreign currency hedging policy and there are no assurances that we will maintain our current level of hedging against such exposure. For a description of our derivative instruments, see Note 21 of our consolidated financial statements contained in “Item 18. Financial Statements". Also see "Non-operating Expenses (Income), Net" under "Item 5.A.2. Results of Operations–2004 Compared to 2003 and—2003 Compared to 2002".

     The major components of our US$495 million of consolidated short-term loans and financings outstanding at December 31, 2004 were (amounts are reflected in short-term debt):

  US$77 million of loans from BNDES;

  US$216 million of Eurodollar notes (CSN Islands III, which has already matured, and CSN Islands V, which matures in July);

  US$95 million of export pre-payments (out of which US$70 million is part of our securitization program that was refinanced in June 2005 through new senior notes); and

  US$18 million of raw materials and import financing; and

  US$20 million of loans from export credit agencies.

     The major components of our US$2,415 million of consolidated long-term loans and financings outstanding at December 31, 2004 were (amounts are the amounts reflected in long-term debt):

  US$280 million of loans from BNDES;

  US$339 million in local debentures;

  US$1,104 million of Eurodollar notes;

  US$444 million of export pre-payments (out of which US$344 million is part of our securitization program);

  US$104 million of raw materials and import financing; and

  US$23 million of loans from export credit agencies.

     The BNDES loans are in large part secured by property, plant and equipment, with all-in costs and maturities which are significantly more favorable than terms available in the Brazilian capital markets.

     The debentures are real-denominated debentures that were issued in December 2003: a US$85.5 million tranche with a three-year maturity and bearing interest at 106.5% of Certificado de Depósito Interbancário – CDI, the Brazilian interbank interest rate, per annum, a US$136 million tranche with a three-year maturity and bearing interest at 107% of CDI, and a US$85.5 million tranche with a five-year maturity, indexed to the ¥ndice Geral de Preços e Mercado – IGPM, the Brazilian market price index, and bearing interest at 10% per annum. The Eurodollar/Rule 144A and Regulation S notes, summarized in the table below, reflect US$400 million of new issuances of notes during 2004. They also include the remaining US$79 million outstanding amount of notes from an initial US$600 million offering in June 1997. They mature in 2007 and bear interest at 9.125% per annum. Pursuant to tender offers in February 1999 and May 2001 and open market purchases, CSN purchased US$521 million of such notes.

Subsidiary	Maturity	Principal Amount (in US$ millions)	Interest Rate	Issue Date

CSN Islands III	04/2005	75	9.75	Apr 2003
CSN Islands V	07/2005	150	7.875	Jul 2003
CSN Iron	06/2007	79	9.125	Jun 1997
CSN Islands VII	09/2008	275	10.75	Sep and Dec 2003
CSN Islands VIII	12/2013	550	9.75	Dec 2003 and Jan 2004
CSN Islands IX	01/2015	200	10%	Sep 2004

	Total	$1,329

     In January 2005, CSN Islands IX issued an additional US$200 million of its 10% notes due 2015 (Reg-S and Rule 144A with registration rights), guaranteed by us. This issue is not yet reflected in the above table. The funds raised in these transactions are being used for working capital, increasing our liquidity.

     Pre-export agreements include the four series of our export receivables securitization program launched in June 2003 as well as other trade related transactions outside of the program. The first series, issued in June 2003 in the amount of US$142 million, has a seven-year maturity and bears interest at 7.28% per annum, with a two-year grace period for the principal. The second series, issued in August 2003 in the amount of US$125 million, has a three-year maturity and bears interest at Libor + 1.55% . The third series, issued in June 2004 in the amount of US$162 million, has an eight-year maturity and bears interest at 7.427% per annum with a three-year grace period. In May 2005, a fourth series was issued in the amount of US$250 million having a 10-year maturity and bearing interest at 6.148% per annum with a three-year grace period. A portion of the proceeds of the fourth series was used to repay the second series.

Maturity Profile

     The following table sets forth the maturity profile of our long-term debt as of December 31, 2004:

Maturity in	Principal Amount

(In millions of US$)
2006	522
2007	157
2008	441
2009	55
2010 and thereafter	1,182

Total	2,357

The foregoing amounts do not include debt of others which we have guaranteed. See "Item 5.E. Off-balance Sheet Arrangements".

Vicunha Debt

     Pursuant to an agreement entered into on December 31, 2000, Vicunha Siderurgia S.A. – Vicunha Siderurgia financed the increase in its interest in our company from 14.1% to 46.5% by issuing debentures. In June of this year, in order to benefit from the attractive interest rate environment in the Brazilian market, the old Vicunha debentures were refinanced by a bridge financing which on June 29, 2005 was refinanced by new debentures issued by Vicunha Siderurgia.

     These new debentures are solely the obligations of Vicunha Siderurgia.We are not a party to the new debenture, and we are not an obligor thereunder but the terms of the new debentures require Vicunha Siderurgia to maintain a financial covenant relating to our net financial expenses as a function of our EBITDA. The covenant can be summarized as follows (all as defined in the new debentures): our Net Financial Expenses shall not exceed the lower of (i) 40% of our EBITDA and (ii) our Adjusted EBITDA.  For calendar year 2004, our Net Financial Expenses were (i) 36.6% of our EBITDA , and (ii) US$448 million lower than our Adjusted EBITDA as defined therein. There is no assurance that our Net Financial Expenses will remain in compliance with the level required by this covenant.

     Vicunha Siderurgia is a special purpose financing company with no assets other than our shares. As a result, the only source of funds (other than an increase of capital from its shareholders) to meet its obligations under the new debentures will be from dividends that we pay to our shareholders, including Vicunha Siderurgia. See also "Item 7.A. Major Shareholders".

C. Research and Development, Patents and Licenses, etc.

See "Item 4.B.9. Research and Development".

D. Trend Information

     There are no recent significant developments that were not fully reflected in our results of operations for 2004 or in our financial position as of December 31, 2004 and that could impact our future results of operations and financial position. No significant and unexpected changes in the currency rate, in interest rates and/or in inflation rates have happened.

E. Off-balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the lease payments related to activities of MRS and CFN and debt or other obligations of some joint venture entities whose accounts are not consolidated in our financial statements. The following table summarizes the obligations for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2004

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
CFN	16	2005
CFN	9	2009

TOTAL	25

Contingent Liability for Lease Payments:(1)
MRS	1,367	2026
CFN	38	2026

TOTAL	1,405

________________________________________
(1)	Other consortia members are also jointly and several liable for these payments.

F. Tabular Disclosure of Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2004:

	Payment due by period

	(In millions of US$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term accrued finance charges	1,048	230	367	187	264
Pension plan	469	41	86	91	251
Long-term debt	1,957		679	96	1,182
Purchases:	1,829	659	294	179	697
Raw materials	392	392	0	0	0
Maintenance	120	95	25	0	0
Utilities/Fuel	1,317	172	269	179	697

Total	5,303	930	1,426	553	2,394

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     We are managed by our Board of Directors (Conselho de Administração), which consists of seven to nine members, and our Board of Executive Officers (Diretoria Executiva), which consists of three to six executive officers (one of which is the Chief Executive Officer). In accordance with our Estatuto Social (the "By-laws"), each Director is elected for a term of one year by our stockholders at a stockholders' meeting. Our By-laws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

     Our Board of Executive Officers is responsible for the formulation of business plans and policies and for the implementation of specific operating decisions. Currently, our Board of Executive Officers has consisted of our Chief Executive Officer and the Executive Officers of Production and Infrastructure/Energy sectors .

     Our Directors and Executive Officers are as follows.

Name	Position

Board of Directors
Benjamin Steinbruch	Chairman and Chief Executive Officer
Jacks Rabinovich	Vice Chairman

Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member
Darc Antonio da Luz Costa	Member
Yoshiaki Nakano	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer and
Acting Chief Financial Officer
Enéas Garcia Diniz	Executive Officer – Production

Marcos Marinho Lutz	Executive Officer – Infrastructure/Energy

Over the past months, three Executive Officers have left the company to pursue other opportunities. The responsibilities of these Executive Officers have been assumed by other officers who have years of experience with the Company. The Board of Directors is evaluating whether to replace these Executive Officers and, if so, how to allocate their responsibilities..

1. Board of Directors

     Benjamin Steinbruch. Mr. Steinbruch was born on June 28, 1953 and has been Chairman of our Board of Directors since April 28, 1995 and Chief Executive Officer since April 30, 2002. Mr. Steinbruch is also Superintendent Officer of Vicunha Siderurgia.

     Jacks Rabinovich. Mr. Rabinovich was born on September 20, 1929 and has been a Member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. He is also Chief Executive Officer of Vicunha Siderurgia.

     Mauro Molchansky. Mr. Molchansky was born on September 11, 1950 and has been a Member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A.

     Fernando Perrone. Mr. Perrone was born on May 6, 1947 and elected a Member of our Board of Directors on September 26, 2002. He was Executive Officer of the Infrastructure/Energy sector from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

     Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was born on September 23, 1945 and elected a Member of our Board of Directors on April 30, 2002. He is a Professor at Pontifícia Universidade Católica do Rio de Janeiro.

     Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950 and has been a Member of our Board of Directors since November 25, 1997. Since 1972, Mr. Santos has served in various positions of responsibility, including Coordinator of Industrial Engineering, Chief of Industrial Engineering, and Chief of Production Planning. He is currently Chairman and Chief Executive Officer of the Board of the Clube de Investimento CSN ("CSN Employee Investment Club") and a member of the Board of Directors of CBS.

     Darc Antonio da Luz Costa. Mr. Costa was born on March 22, 1948 and has been a Member of our Board of Directors since April 29, 2004. Since 1975, Mr. Costa has worked for the Banco Nacional de Desenvolvimento Econômico e Social – BNDES. He was Vice-President of BNDES until November 2004.

     Yoshiaki Nakano. Mr. Nakano was born on August 30, 1944 and has been a Member of our Board of Directors since April 29, 2004. From 1995 to 2001 Mr. Nakano was Treasury Secretary of the State of São Paulo. Since 2001, he has been Chief of the Economics Department at Fundação Getúlio Vargas – FGV/SP.

2. Board of Executive Officers

     In addition to Mr. Steinbruch, the Board of Executive Officers consists of the following:

     Marcos Marinho Lutz. Mr. Lutz was born on December 30, 1969 and elected Executive Officer of the Infrastructure & Energy Section in June 2003. Prior to joining CSN, Mr. Lutz served as Superintendent Officer at Ultracargo S.A., a logistics arm of Grupo Ultra.

     Enéas Garcia Diniz. Mr. Diniz was born on January 1, 1960 and elected Executive Officer of the Production Section in June 2005. He has been part of our company since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of Usina Presidente Vargas.

     The address for all of the directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20º Andar, Itaim Bibi, São Paulo, São Paulo State, Brasil (telephone number 55-11-3049-7591).

3. Fiscal Committee and Audit Committee

     Under Brazilian Corporate Law, shareholders may request the appointment of a Conselho Fiscal – (a "Fiscal Committee"), a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management's activities and the financial statements, and report its findings to the shareholders. The shareholders did not install a Fiscal Committee at the General Shareholders Meeting held in April 2005.

     In June 2005 a Comitê de Auditoria – (an "Audit Committee") was appointed, in compliance with the SEC's rules and, as required, it is composed of three independent members of our Board of Directors.

     The Audit Committee is responsible for recommending the appointment of the independent auditors to the Board of Directors; reporting on the policies and our annual auditing plan submitted by the employee responsible for internal auditing and, on its execution, monitoring and evaluating the results and activities of the external auditors, and identifying, prioritizing, and submitting actions to be implemented by the executive officers; and analyzing the annual report, as well as our financial statements and making recommendations to the Board of Directors.

     The Audit Committee is currently composed of Messrs. Perrone, Carneiro Netto and Nakano.

4. Indemnification of Officers and Directors

     There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our By-laws. Officers are generally not individually liable for acts within the course of their duties. We either indemnify, or maintain directors and officers liability insurance insuring our Directors, our Chief Executive Officer, our Executive Officers and certain key employees against liabilities incurred in connection with their positions with us.

B. Compensation

     For the year ended December 31, 2004, the aggregate compensation paid by the company to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$11 million. In addition, the members of the Board of Directors and of the Board of Executive Officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance.

C. Board Practices

Comparison of New York Stock Exchange Corporate Governance Rules and Our Corporate Governance Practice

     On November 4, 2004, the New York Stock Exchange ("NYSE") established new corporate governance rules for listed companies. Under the new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S.

companies under NYSE listing standards. The following is a summary of such differences.

Independent Directors

     Under NYSE standards, a listed U.S. company must have a majority of independent directors. We are not required to have a majority of independent directors under the NYSE standards, and there is no Brazilian legal provision that requires us to have independent directors, but we believe that four of our eight directors are independent under the SEC's audit committee independence provisions, which are the provisions applicable to us under the NYSE list standards.

Executive Sessions

     Pursuant to NYSE listing standards, the non-management directors of a listed U.S. company must meet at regularly scheduled executive sessions without management present. Our non-management directors do not meet at regularly scheduled executive sessions without management.

Nominating/Corporate Governance Committee

     U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We do not have a nominating/corporate governance committee.

Compensation Committee

     NYSE listing standards require U.S. companies to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. The officer in charge of human resources is responsible for compensation and related issues, and when appropriate, consults with our Chief Executive Officer.

Audit Committee

     Pursuant to NYSE listing standards, a listed company must have an audit committee composed of a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. We installed the Audit Committee in June 2005. See "Item 6.A.3. Fiscal Committee and Audit Committee".

Ethics Committee

     The Ethics Committee is responsible for recommending improvements to our Code of Ethics and our management in order to avoid conflicts of interests between us and our shareholders and managers. It is also responsible for making an evaluation of such non-compliance to the Code of Ethics, as well as to solve any doubts related to it.

Shareholder Approval of Equity Compensation Plans

     According to NYSE listing standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules. We do not currently have such a plan, but pursuant to Brazilian corporate law, our Board of Directors could adopt one without the pre-approval of shareholders. However, shareholder pre-approval would be required to adopt an equity compensation plan where an increase in our authorized capital would be necessary to implement the plan.

Corporate Governance Guidelines

     Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have the following formal guidelines relating to corporate governance matters:

  trading policies for securities issued;

  disclosure of material facts;

  disclosure of annual Financial Reports;

  confidential and insider information policies and procedures;

  Sarbanes-Oxley Disclosure Committee's duties and activities; and

  code of business conduct and ethics.

Code of Business Conduct and Ethics

     NYSE listing standards require U.S. companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted such a code of ethics for all our employees, including our executive officers and directors. See "Item 16.B. Code of Ethics". Under the SEC's requirements, we are required to disclose any waivers to this code of conduct that we make for our principal executive officer, our principal financial officer or our principal accounting officer.

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

Directors and Executive Officers Terms of Office

See "Item 6.A. Directors and Senior Management".

D. Employees

See "Item 4.B.11. Employees and Labor Matters".

E. Share Ownership

     Other than the common shares that Messrs. Steinbruch and Rabinovich may be deemed to own as a result of their interests in Vicunha Siderurgia and 720,015 shares (0.25% of the outstanding common shares) owned by Mr. Steinbruch as of May 31, 2005, our directors and officers as a group own less than 0.10% of our outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     The following table sets forth, as of April 30, 2005, the number of our common shares owned by all persons known to us to own more than 5% of our outstanding common shares as of such date:

	Common Shares

Name of Person or Group	Shares Owned	Percent of Total

	(in thousands)

Vicunha Siderugia S.A.(1)	116,286,665	40.53%
BNDESPAR	18,085,295	6.30
________________________________________
(1)	Owned indirectly by Benjamin Steinbruch, Chairman of the Board of Directors of the company, Jacks Rabinovich, Vice Chairman of the Board of Directors of the company, and members of their families. Does not include the outstanding shares that are described under "Item 6.E. Share Ownership", which are beneficially owned by Benjamin Steinbruch. In March 2005, Mr. Steinbruch and members of his family agreed to buy from Mr. Rabinovich and members of his family all of the Rabinovich family shares.Although subject to certain conditions, it is expected that this sale will be consummated by the end of June 2005.

     Pursuant to an agreement entered into on December 31, 2000, Vicunha Siderurgia acquired 32.4% of our common shares, increasing its ownership in our common shares from 14.1% to 46.5% . Vicunha Siderurgia financed its purchase of our common shares by issuing debentures. In June of this year, in order to benefit from the attractive interest rate environment in the Brazilian market, the old Vicunha debentures were refinanced by a bridge financing which on June 29, 2005 was refinanced by new debentures issued by Vicunha Siderurgia. These new debentures are in the amount of R$1.2 billion, with a final maturity in 2012. As with the old Vicunha debentures, the new debentures are solely the obligations of Vicunha Siderurgia. We are not a party to the new debentures, and we are not an obligor thereunder. The conditions of the new debentures are relevant to us in two primary ways:  (i) the new debentures are secured by an amount of our common shares owned by Vicunha Siderurgia equal to 15% of our total share capital and (ii) the terms of the new debentures require Vicunha Siderurgia to maintain a financial covenant (described below) relating to our Net Financial Expenses as a function of our EBITDA. If Vicunha Siderurgia were to fail to make payments on the new debentures when due, or otherwise fail to maintain any of the covenants contained in the new debentures (including that relating to our Net Financial Expenses as a function of our EBITDA), the holders of the new debentures would be entitled to accelerate that debt and potentially to gain possession of and control over those of our shares which have been pledged to them.

     The covenant under the new debentures that relates to us can be summarized as follows (all as defined in the new debentures): our Net Financial Expenses shall not exceed the lower of (i) 40% of our EBITDA and (ii) our Adjusted EBITDA. For calendar year 2004, our Net Financial Expenses were (i) 36.6% of our EBITDA and (ii) US$448 million lower than our Adjusted EBITDA as defined therein. There is no assurance that our Net Financial Expenses will remain in compliance with the level required by this covenant.

     Vicunha Siderurgia is a special purpose financing company with no assets other than our shares. As a result, the only source of funds (other than an increase of capital from its shareholders) to meet its obligations under the new debentures will be from dividends that we pay to our shareholders, including Vicunha Siderurgia.

     In April, 2005, BNDESPAR increased the stake in our company from 1,023,597 to 18,085,295 shares (equivalent to 6.30% of total capital as of this date), as a result of the exchange of the debentures of Vicunha Siderurgia S.A. for shares which were owned by Vicunha Siderurgia S.A., according to the terms and conditions of Debentures of Vicunha Siderurgia S.A. After such transaction, Vicunha Siderurgia's stake of the company capital decreased from 46.48% to 40.53% .

B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See "Infrastructure Investments – Railways – Northeastern Railway System" under "Item 4.B.6. Investment Programs", "Item 7.A. Major Shareholders" and "Item 6.A. Directors and Senior Management". During 2003 and 2004, we used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family, in our foreign currency swap arrangements and in connection with the management of our exclusive investment funds. As of December 31, 2004, we had US$729 million of our investments under management by Fibra, under circumstances where we are not exposed to Fibra's credit risk and where we pay investment fees not in excess of such fees we would expect to pay an unaffiliated bank for such services. The terms of the transactions with Fibra were substantially the same as the terms of similar transactions with unaffiliated parties. See also Note 19 to our consolidated financial statements contained in “Item 18. Financial Statements".

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements" for our consolidated financial statements.

Legal Proceedings

     We are party to a number of legal actions arising from our normal business activities including tax, civil, and labor legal actions, none of which is required to be disclosed under this Item. For a discussion of certain other pending legal matters to which we are a party, see "Item 4.B.10. Government Regulation and Other Legal Matters". As of December 31, 2004, we had aggregate provisions of US$922 million provision relating to certain tax and other civil lawsuits and claims (including labor matters), for which we had deposited US$223 million in judicial escrow accounts. See Note 16 of our consolidated financial statements contained in Item 18 of this Annual Report.

Dividend Policy

     Subject to certain exceptions set forth in the Brazilian Corporate Law, our By-laws require that we pay a yearly minimum dividend equal to 25% of adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the Board of Directors and require approval by the vote of holders of common shares. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the Board of Directors. Until December 2000, it had been our policy to pay dividends on our outstanding common shares not less than the amount of our required distributions for any particular fiscal year, subject to any determination by the Board of Directors that such distributions would be inadvisable in view of our financial condition. In December 2000, the Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments, and (iv) the maintenance of our good financial status. See "Item 5.B. Liquidity and Capital Resources — Vicunha Debt" for a discussion of financial ratios that Vicunha Siderurgia is required to cause us to maintain.

     Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are also permitted to pay limited amounts of interest on stockholders' equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments may be counted in determining if the statutory minimum dividend requirement has been met, subject to shareholder approval.

     For dividends declared during the past five years, see "Item 3.A. Selected Financial Data". In April 2005, at our annual stockholders' meeting, we declared a dividend for 2004 of US$825 million. This dividend and the US$97 million of interest on stockholders' equity accrued as of December 31, 2004 were paid to stockholders as of June 14, 2005, resulting in an aggregate payment of US$922 million or US$3.34 per share (translated into U.S. dollars at the June 6, 2005 Commercial Market Rate).

     For a discussion of statutory provisions relating to our ability to pay dividends, see "Item 10.B Memorandum and Articles of Association – Description of the Common Shares – Calculation of Distributable Amount".

B. Significant Changes

     There have been no significant changes impacting our financial position or results of operations since December 31, 2004 that are not reflected herein.

Item 9. The Offer and Listing

A.4. Price History

and

C. Markets

     Effective May 31, 2004, we reverse split our common shares, so that each 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represents one share after giving effect to the split and regrouping. All share data contained in this Annual Report have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.

     Our capital stock is comprised of ações ordinárias, without par value (the "common shares"). The principal trading market for our common shares is the São Paulo Stock Exchange. Our American Depository Shares trade on the NYSE under the symbol "SID".

     As of December 31, 2004, approximately 46.5 million, or approximately 16.8%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 118 record holders (other than our ADR Depositary) with addresses in the U.S. holding an aggregate of approximately 29.7 million common shares. The common shares held (directly or through ADSs) by persons with addresses in the U.S. constituted approximately 10.7% of our outstanding common shares.

     The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the São Paulo Stock Exchange (per Common Share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

	High	Low	(In thousands)	High	Low	(In thousands)

Previous Five Years:
2000	6.40	3.25	437	11.31	6.06	224
2001	5.32	2.30	422	9.30	2.28	177
2002	5.22	1.96	767	5.23	1.94	420
2003	13.80	3.66	919	13.80	3.62	554
2004	19.13	9.64	835	19.12	9.50	654
Previous Six Months:
December 2004	19.13	16.91	865	19.12	16.87	444
2005:
January	20.05	16.79	731	20.25	16.95	668
February	25.93	20.20	1,221	25.78	22.76	1,212
March	26.31	22.18	985	26.30	22.23	868
April	24.25	19.76	1,119	24.35	19.70	880
May	19.11	16.42	1,269	19.15	16.34	921
Previous Quarters:
2003:
First	4.96	3.66	859	4.94	3.62	584
Second	6.14	5.25	1,434	6.20	4.55	606
Third	9.14	6.05	682	9.10	6.04	445
Fourth	13.80	9.16	722	13.80	9.16	584
2004:
First	18.18	13.39	890	18.04	13.43	798
Second	17.77	9.64	961	17.80	9.50	913
Third	15.84	12.21	687	15.65	12.17	397
Fourth	19.13	13.74	808	19.12	13.73	516
2005:
First	26.31	16.79	971	26.30	16.95	910
________________________________________
(1)	Common Share and ADS price and volume amounts have been adjusted to reflect the split and regrouping of our shares and the split of our ADSs.
(2)	U.S. dollar amounts are translated from Brazilian reais at the Commercial Market rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

Source: Bloomberg.

     On June 6, 2005, the closing sale price per (i) common share on the São Paulo Stock Exchange was US$16.97 and (ii) ADS on the NYSE was US$17.06.

Trading on the Brazilian Stock Exchanges

     Since April 28, 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA) has been Brazil's only stock exchange.

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

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the São Paulo Stock Exchange's clearinghouse, Companhia Brasileira de Liquidação e Custódia – CBLC. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

     As of December 31, 2004, the aggregate market capitalization of the 391 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$341 billion, and the five largest companies represented approximately 30.66% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal stockholder. As of December 31, 2004, we accounted for approximately 1.6% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

     Although the Brazilian equity market was Latin America's largest in terms of market capitalization, expressed in U.S. dollars as of December 31, 2004, it is relatively small and illiquid compared to major world markets. In 2004, the average daily trading value on the São Paulo Stock Exchange was approximately US$420 million. In 2004, the five most actively traded equity issues represented approximately 35% of the total value of equity issues traded on the São Paulo Stock Exchange.

     Brazil is generally considered by international investors to be an emerging market. As a result, political, economic, social and other developments in other emerging markets may have an adverse effect on the market value and liquidity of our common shares and ADSs. For example, the Brazilian securities markets were adversely affected by the devaluation of the real at the beginning of 1999 and the Argentine and Turkish crises in 2001 and 2002.

     The following table reflects the fluctuations in the IBOVESPA index (the São Paulo Stock Exchange index) during the periods indicated:

IBOVESPA Index
	High	Low	Close

2002	14,471	8,370	11,268
2003	22,236	9,994	22,236
2004	26,196	17,604	26,196
2005 (1st Q)	29,455	23,609	26,610

     The IBOVESPA index closed at 25.556 on June 6, 2005.

     Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Item 10.D. Exchange Controls".

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporate Law.

     Under the Brazilian Corporate Law, a company is either public, a "companhia aberta", such as us, or private, a "companhia fechada". All public companies are registered with the CVM and are subject to reporting requirements.

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

Item 10. Additional Information

B. Memorandum and Articles of Association

Registration and Objects and Purposes

     We are registered under number 15,910 in the Department of Trade Registration (Article 1 of our ByLaws). Our purpose is "the manufacture, transformation, marketing, including import and export of steel products and by-products derived from steel manufacturing, as well as exploring any other related or similar activities, which are directly or indirectly related to our purposes, such as: mining, cement and carbochemical businesses, manufacture and assembly of metallic structures, construction, transportation, navigation and port activities" (Article 2 of our ByLaws).

Directors' Powers

     A description of the general duties and powers of our Board of Directors may be found in "Item 6.A. Directors and Senior Management". A director cannot vote on a proposal, arrangement or contract in which the director's interests conflict with our interests. Our stockholders must approve the total compensation of our management. The Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. The Brazilian Corporate Law requires that a director be a shareholder of the company, but no minimum amount of shares is required to be owned.

Description of the Common Shares

     Set forth below is a description of our authorized and issued capital stock, together with a brief summary of certain significant provisions of our By-laws and Brazilian Corporate Law affecting us. For further information concerning our By-laws, please see our Bylaws, an English translation of which has been filed as an exhibit to this Annual Report.

Capital Stock

     Our share capital is comprised of common shares, all without par value. Our issued capital stock is comprised of 286,917,045 common shares, of which 10,023,559 were held in treasury on December 31, 2004. Our total authorized capital stock is limited to 400,000,000 shares. There are currently no classes or series of preferred shares issued or outstanding. The limit on our authorized capital stock may be increased only by an amendment of our By-laws, through the vote of the holders of our common shares at a stockholders' meeting. Our Board of Directors may authorize the issuance of shares within the limit on the authorized capital stock without the necessity of additional stockholder action. We may purchase our own shares for purposes of cancellation or maintenance in the treasury subject to certain limits and conditions established by the CVM and the Brazilian Corporate Law. See "Item 16. E Purchases of Equity Securities".

Calculation of Distributable Amount

     At each annual stockholders' meeting, the Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company's net income after income taxes and social contribution taxes for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees' and management's participation in earnings, represents its "net profits" for that fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to our "net profits", as further:

(i)	increased by the amount of depreciation and amortization (net of income tax and social contribution) attributable to the revaluation of any assets,

(ii)	reduced by amounts allocated to the legal reserve,

(iii)	reduced by amounts allocated to other reserves established by us in compliance with applicable law (as hereinafter discussed), and

(iv)	increased by reversal of reserves accrued in prior years,

(v)	will be available for distribution to stockholders in any particular year. We refer to this amount available for distribution to stockholders as the Distributable Amount.

     Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a "legal reserve" to which we must allocate 5% of our "net profits" for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the legal reserve.

     Discretionary (or Statutory) Reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of "net profits" to the extent set forth in its by-laws. Our By-laws do not provide for a discretionary reserve.

     Contingency Reserve. Under the Brazilian Corporate Law, a portion of our "net profits" may also be discretionally allocated to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if the loss does not in fact occur or (ii) charged off in the event that the anticipated loss occurs.

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

     Unrealized Income Reserve. Under the Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the "realized portion" of net profits for any particular year may be allocated to the unrealized income reserve. The "realized portion" of net profits is the amount by which "net profits" exceeds the sum of (i) a company's net positive, if any, equity in the results of subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

     The Brazilian Corporate Law provides that all discretionary allocations of "net profits", including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by the stockholders voting at the annual stockholders' meeting and can be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive investment reserve and legal reserve are also subject to approval by the stockholders voting at the annual stockholders' meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

     For purposes of determining reserve amounts, the calculation of "net profits" and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law. The consolidated financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from the consolidated financial statements.

Mandatory Dividend

     Under our By-laws, we are required to distribute to stockholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the "Mandatory Dividend") in any particular year (the amount of which shall include any interest paid on capital during that year). See "Additional Payments on Stockholders' Equity" below. In addition to the Mandatory Dividend, the Board of Directors may recommend that stockholders receive an additional payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the annual stockholders' meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported to the stockholders and to the CVM.

Payment of Dividends

     We are required to hold an annual stockholders' meeting by April 30 of each year at which an annual dividend may be declared. Additionally, interim dividends may be declared by the Board of Directors. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a stockholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A stockholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "Additional Payments on Stockholders' Equity" below) in respect of its shares, after which we will have no liability for the payments.

     Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR Custodian on behalf of our ADR Depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR Depositary for distribution to holders of ADSs.

Additional Payments on Stockholders' Equity

     Since January 1, 1996, Brazilian companies have been permitted to pay interest on stockholders' equity to holders of equity securities and to treat those payments as an expense for Brazilian income tax purposes. The amount paid may not exceed the greater of (i) 50% of net income (before taking into account any such payment or any tax deductions attributable thereto) for the relevant period or (ii) 50% of prior year retained earnings. The calculation is based on stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the TJLP as determined by the Central Bank from time to time (currently approximately 10.0% per annum).

Liability for Further Capital Calls

     Generally, a stockholder's liability under the Brazilian Corporate Law is limited to the issue price of the subscribed or purchased shares. There is no obligation of a stockholder to participate in additional capital calls.

Voting Rights

     Each Common Share entitles the holder of that share to one vote at meetings of our stockholders.

     According to a CVM ruling applicable to us, stockholders that represent at least 5% of our common shares may request cumulative voting in a Board of Directors' election.

     Under the Brazilian Corporate Law, shareholders holding at least 15% of our common shares have the right to appoint a member to our Board of Directors.

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

     Pursuant to the Brazilian Corporate Law, stockholders voting at a General Meeting have the power, among other powers, to: (a) amend the By-laws; (b) elect or dismiss members of the Board of Directors (and members of the Fiscal Council) at any time; (c) receive the yearly accounts by management and to accept or reject management's financial statements, including the allocation of net profits and the Distributable Amount for payment of the Mandatory Dividend and allocation to the various reserve accounts; (d) authorize the issuance of debentures; (e) suspend the rights of a stockholder; (f) accept or reject the valuation of assets contributed by a stockholder in consideration for issuance of capital stock; (g) authorize the issuance of founders' shares; (h) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (i) authorize management to declare the company insolvent and to request a concordata (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

Redemption Rights

     Our common shares are not redeemable, except that a dissenting and adversely affected stockholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a General Meeting by stockholders representing at least 50% of the voting shares: (i) to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the By-laws); (ii) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) to reduce the mandatory distribution of dividends; (iv) to change our corporate purposes; (v) to merge us with another company or consolidate us; (vi) to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company ("incorporação"); (vii) to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law; (viii) to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; (ix) to conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under the Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an "incorporação" as described in clause (vi) above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the General Meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant General Meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting stockholders would jeopardize our financial stability. Law no. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. According to our By-laws, the reimbursement value of the common shares shall be the quotient of the division of our economic value, ascertained by appraisal in accordance with the Brazilian Corporate Law, by the total number of shares issued by CSN, excluding treasury shares.

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

Form and Transfer

     Our common shares are in registered form and their transfer is made under Article 31, paragraph 3, of the Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company's share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the company's records by a representative of a brokerage firm or the stock exchange's clearing system. Transfer of shares by a foreign investor are made in the same way and are executed by the investor's local agent.

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

Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council's Resolution 2689 or its direct foreign investment regulations. See "Item 10.D Exchange Controls".

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

Differences Between the Laws of the United States and Brazil

     The Brazilian Corporate Law is, in general nature, similar to corporate laws in the United States, including the possibility of a stockholders' derivative action (ação de responsabilidade) and the responsibilities of directors (i.e., directors owe duties of care and loyalty). Liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws, may not be enforceable in Brazil, whether in original actions or in actions for enforcement of judgments of U.S. courts.

Conditions Governing Changes in Capital

     No conditions governing changes in our capital are more stringent than required by the Brazilian Corporate Law.

C. Material Contracts

     We have not entered into any material contracts other than contracts in the ordinary course of business in the last two years.

D. Exchange Controls

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. See "Item 10.B. Memorandum and Articles of Association–Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians". However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council's Resolution no. 2,689 or its direct foreign investment regulations.

     Resolution no. 2,689, which went into effect on March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

  the removal of restrictions on investments by portfolio composition (e.g., equities, fixed income and derivatives); and

  permission for foreign individuals and corporations to invest in the Brazilian Market, in addition to foreign institutional investors.

     The previous investment regulations, the Annex IV Regulations, have ceased to exist. Prior to Resolution no. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the São Paulo Stock Exchange, without obtaining separate Certificates of Registration for each transaction. Investors under Resolution no. 2,689, as amended, are also generally entitled to favorable tax treatment. See "Item 10.E.1. Brazilian Tax Considerations".

     A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR Depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary. Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR Depositary's Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the common shares are held pursuant to Resolution no. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Item 10.E.1. Brazilian Tax Considerations".

     A non-Brazilian holder of common shares may experience delays in obtaining a Certificate of Registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. See "Item 3.D.2. Risk Factors Relating to Brazil—Controls and Restrictions on U.S. dollar Remittances".

     For a description of the foreign exchange markets in Brazil, see "Presentation of Financial and Other Information" in this Annual Report.

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

1. Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of common shares, has obtained a Certificate of Registration with respect to its investment in common shares as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of common shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder. Each non-Brazilian holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in common shares or ADSs.

Taxation of Dividends and Interest on Stockholders' Equity

     Dividends, including dividends paid in kind, paid by us (i) to our ADR Depositary in respect of the common shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of common shares will generally not be subject to income tax for distribution of profits earned as from January 1996.

     Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on stockholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax. The purpose of the tax law change was to encourage the use of equity investments as opposed to indebtedness to finance corporate activities. As a general rule, income tax is withheld on interest payments at the rate of 15%. However, Article 8 of Law no. 9,779, dated January 20, 1999, provides that payment of income to a beneficiary residing in a country considered a tax haven under Brazilian law is subject to a withholding income tax at the rate of 25%. Tax haven is defined as any country that taxes income at a rate lower than 20%. The Brazilian tax authorities may take the position that the 25% rate applies to payments on interest on stockholders' equity if the beneficiary of those interest payments is located in a country considered to be a tax haven.

Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. The deposit of common shares in exchange for ADSs is not subject to Brazilian tax provided that a Certificate of Registration has been issued under Resolution no. 2,689 with respect to the common shares. In the event a Certificate has not been obtained, the deposit of common shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 15%. The withdrawal of common shares upon surrender of ADSs is not subject to Brazilian tax.

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder are not subject to Brazilian tax. Non-Brazilian holders are subject to an income tax imposed at a rate of 15% on gains realized on sales or exchanges of common shares that occur in Brazil to or with a resident of Brazil other than on a Brazilian stock exchange. However, if such a sale is made on a Brazilian stock exchange (a) by a non-Brazilian holder with a Resolution no. 2,689 Certificate of Registration or (b) within three business days of the withdrawal of the common shares upon surrender of ADSs and the proceeds thereof are remitted abroad within the three-day period, no withholding tax will be imposed. The "gain realized" as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction that occurs other than on a Brazilian stock exchange will be calculated based on the foreign currency amount registered with the Central Bank.

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

     Brazilian currency resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in the common shares or the ADSs and those made under Resolution 2,689) are subject to the Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários (Financial Transaction Tax or "IOF"). While at present the IOF tax rate is zero, the Brazilian government may increase the IOF tax rate at any time to a maximum of 25%.

     The Contribuição Provisória Sobre a Movimentação de Valores e de Créditos e Direitos de Natureza Financeira ("CPMF" tax) is levied on all funds transfers in connection with financial transactions in Brazil. The rate of the CPMF tax is up to 0.38% . Under current law the CPMF is scheduled to expire on December 31, 2007.

2. U.S. Federal Income Tax Considerations

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of common shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any state, (iii) an estate the income of which is subject to United States federal income tax without regard to its source , or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or a trust validly electing to be taxed as a United States person. A "Non-U.S. Holder" is any beneficial owner of common shares or ADSs that is not a partnership or a United States person for United States federal income tax purposes.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to United States federal income tax.

Taxation of Dividends

     U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend (including payments considered "interest" in respect of stockholders' equity under Brazilian Law) paid (before reduction for Brazilian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) as income when the dividend is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. If you are a noncorporate U.S. Holder, dividends paid to you before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the common shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the common shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Brazilian tax withheld will be creditable against the U.S. Holder's U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income").

     Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to United States federal income tax.

     Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of common shares or ADSs will not be subject to United States federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from common shares or ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax". You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gains

     U.S. Holders. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the holder's gain or loss will be capital gain or loss and any gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. Capital gain of a noncorporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year.

     Non-U.S. Holders. A Non-U.S. Holder will not be subject to United States federal income tax in respect of gain recognized on a sale or other disposition of common shares or ADSs unless:

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

Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax". You may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     U.S. Holders. Dividends paid on, and proceeds from the sale or other disposition of, common shares or ADSs to a U.S. Holder generally will be subject to the information reporting and backup withholding, currently at a rate of 28%, unless the U.S. Holder provides an accurate taxpayer identification number or otherwise establishes and exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

     Non-U.S. Holders. If common shares are held by a Non-U.S. Holder through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally would not be required. Information reporting, and possibly backup withholding, may apply if the common shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Information reporting and backup withholding generally will apply with respect to ADSs if the Non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

Additional U.S. Federal Income Tax Considerations

     PFIC Rules. We believe that common shares and ADSs should not be treated as stock of a passive foreign investment company (often referred to as a PFIC) for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

     In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

     If we are treated as a PFIC, a U.S. Holder that did not make a "mark-to-market election" or "QEF election", each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares or ADSs and (b) any "excess distribution" by CSN to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the common shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the common shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each year.

     The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election (i) to "mark to market" with respect to the common shares or ADSs (a "mark-to-market election") or (ii) to have us treated as a "qualified electing fund" (a "QEF election") and we provide certain required information to holders. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder's common shares or ADSs are treated as stock of a PFIC. We intend to provide U.S. Holders of common shares or ADSs with U.S. addresses (including our ADR Depositary), and to other registered stockholders on request, with information as may be required to make a QEF election effective. Our ADR Depositary has agreed to distribute the necessary information to registered holders of ADSs.

     A U.S. Holder that makes a mark-to-market election must include for each year in which the U.S. Holder's common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder's adjusted basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the net amount of previously included mark-to-market inclusions. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts.

     A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each of our taxable years, regardless of whether we distributed the income and gain. The U.S. Holder's basis in the common shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

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

H. Documents on Display

     Any documents that we filed with the SEC, including this Annual Report and its exhibits, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants, such as CSN, that file electronically with the SEC at <http://www.sec.gov>.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates or currency exchange rates or commodity prices will adversely affect the value of our financial assets, liabilities or expected future cash flows and earnings. We developed policies aimed at managing the volatility inherent in certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and "over-the-counter" swaps, options and forward contracts. Because the derivatives we use for these purposes are only used as hedges and not for trading purposes, our exposure to market risk created by these derivatives is offset by the opposite exposure arising from the asset, liability or transaction being hedged.

Market Risk Exposures and Market Risk Management

     Our Treasury Department is responsible for managing our market risk exposures. We use a "Risk Management System" in order to:

  help us understand market risks;

  reduce the likelihood of financial losses; and

  diminish the volatility of financial results.

     The principal tools used by our Treasury Department are:

  "Sensitivity Analysis", which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earning and cash flows.

  "Stress Testing", which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

     Following is a discussion of the primary market risk exposures that we face together with the analysis of the exposure to each one of them:

Interest Rate Risk

     We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, as well as managing the currency and maturity of debt, we manage interest costs through a balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive, but lower risk, fixed-rate debt. As a general policy, we attempt to maintain a 1:2 ratio between our floating-rate and fixed-rate debt. We can use swaps, options and other derivatives to maintain this ratio.

     We are basically exposed to the following floating interest rates:

(i)
U.S. dollar LIBOR, due to our floating rate dollar -denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short term instruments, and to the cost of hedging U.S. dollar liabilities in the short-term,

(ii)	TJLP (Long Term Interest Rate), due to real -denominated debt indexed to this interest rate,

(iii)	IGP-M (Brazilian inflation index), due to real -denominated debt indexed to this inflation index, and

(iv)	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of Dec 2004 *	Notional	2005	2006	2007	2008	2009	2010	Thereafter

U,S, dollar LIBOR (amortiz)	490	111	117	46	45	65	45	62
interest (fixed part)		11	7	6	5	4	2	5

U,S, dollar fixed rate (amortiz)	1,682	237	33	142	338	63	55	815
Interest		147	134	127	119	85	80	262

Euro fixed rate (amortiz)	9	3	3	3	1
Interest		0.5	0.3	0.1	0.0

Euro floating rate (amortiz)	3	2	2
interest (fixed part)		0.2	0.1

Yen fixed rate (amortiz)	38	18	20
Interest		2	1

UMBNDES (amortiz)	60	12	12	12	11	6	4	3
interest (fixed part)		3	2	2	1	1	0.2	0.0

CDI (amortiz)	245	0	245
interest (fixed part)

IGPM (amortiz)	94	0	0	0	94
interest (fixed part)		11	11	11	11

TJLP (amortiz)	75	18	18	18	16	5
interest (fixed part)		7	5	3	1	0.2

Exposure as of Dec 2003 *	Notional	2004	2005	2006	2007	2008	2009	Thereafter

U,S, dollar LIBOR (amortiz)	387	62	109	80	30	29	29	46
interest (fixed part)		8	6	3	2	2	1	5

U,S, dollar fixed rate (amortiz)	1,409	306	237	33	112	308	33	379
Interest		100	99	82	76	70	38	146

Euro fixed rate (amortiz)	11	3	3	3	3	1
Interest		1	0.5	0.3	0.1	0.0

Euro floating rate (amortiz)	5	1	2	2
interest (fixed part)		0.3	0.2	0.1

Yen fixed rate (amortiz)	54	16	18	20
Interest		3	2	1

UMBNDES (amortiz)	72	12	12	12	12	11	6	7
interest (fixed part)		4	3	2	2	1	1	0.3

CDI (amortiz)	404	0	179	225

interest (fixed part)		2	0.7

IGPM (amortiz)	138	0	0	52	0	87
interest (fixed part)		10	10	21	10	10

TJLP (amortiz)	85	16	16	16	16	15	5
interest (fixed part)		8	6	4	3	1	0.2

* All figures in U.S. dollars. This table shows our exposures that aggregate to at least US$10 million. As we do not control (or did not control) the financial positions of some entities partially owned by us (ITASA, Lusosider, MRS, Galvasud in 2003, and Sepetiba Tecon), their debt and the consequent exposure are not included in the table. Because of the already mentioned reasons and because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

Our cash and cash equivalent instruments were as follows:

	2004	2003	Exposure
Cash in reais:	790	810	CDI
Cash in U.S. dollars:	317	441	U.S. dollar LIBOR

The table below shows the average interest rate and the average life of our debt. The interest rates did not change significantly from 2003 to 2004 because of the debt we carry is all on an accrual basis and, in the case of our fixed rate debt issued in U.S. dollars, the longer maturities, which offset the decreasing credit spreads applied to real denominated notes.

	2004		2003
	Avg rate%	Avg life	Avg rate%	Avg life

U.S. dollar LIBOR	2.13	3.75	1.71	3.37
U.S. dollar fixed	9.10	6.24	8.96	4.81
rate
Euro fixed rate	4.92	2.16	5.01	2.65
Euro floating rate	6.03	1.53	6.18	2.08
Yen fixed rate	5.46	1.53	5.72	2.08
UMBNDES	4.13	3.19	4.41	3.66
CDI	106.8 of CDI	2.00	106.8 of CDI and	2.56
			CDI + 2.5
IGPM	11.18	4.00	10.27	4.25
TJLP	7.82	2.64	8.07	3.15

During 2004, we decided to not hedge our U.S. dollar fixed -rate exposure due to the low level of U.S. interest rates and to the flat shape of the U.S. dollar yield curve. We then started to use one-month dollar-real futures contracts listed at BM&F (Brazilian derivatives exchange) instead of over the counter 360-days dollar-real swap contracts. As a consequence, the duration of our U.S. dollar fixed rate hedge became shorter: from 146 days in 2003 to a little less than 1 month in 2004 (see tables below).

As of Dec 2004	Notional (in U.S. dollar million)	Average interest rate% (U.S. dollar)	Average maturity (days)

Swaps (U.S. dollar fixed -rate versus CDI)	15	4.55	13

Futures (U.S. dollar fixed -rate versus CDI)*	10	2.36	138

Futures (U.S. dollar-real)*	1,191	2.6864	33

Non-deliverable forwards (U.S. dollar-real)	150	2.7523	33
* daily reset

As of Dec 2003	Notional (in U.S. dollar million)	Average interest rate (U.S. dollar)%	Average maturity (days)

Swaps (U.S. dollar fixed -rate versus CDI)	1,227	5.96	148

Futures (U.S. dollar fixed -rate versus CDI)*	85	1.63	104
* daily reset

Foreign Currency Exchange Rate Risk

     Fluctuations in exchange rates can have significant effects on our operating results, which in filings with the SEC are presented in U.S. dollars. Therefore, exchange rate fluctuations affect the values of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We attempt to manage our net foreign exchange rate exposures, trying to balance our non-real denominated assets with our non-real denominated liabilities. We have significant hedging activities, but at any given time we may still have significant foreign currency exchange rate risk exposure.

     Our exposure to U.S. dollar is due to the following contract categories:

(i)	U.S. dollar -denominated debt;

(ii)	offshore cash;

(iii)	currency derivatives;

(iv)	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e. , imports and exports); and

(v)	offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	2004	2003
U.S. dollar Liabilities
fixed rate	1,682	1,40
floating rate	490	387
UMBNDES*	60	72
trade accounts payable	148	95
other**	130	219

U.S. dollar Assets
offshore cash and cash	317	441
equivalents
derivatives (futures	1,201	85
contracts)
derivatives (swaps and	165	1,22
NDFs)
trade accounts	128	107
receivable
offshore investments	1,096	309
(net of cash)

Total U.S. dollar Exposure	397	(12)

* UMBNDES is an index calculated and published by BNDES (Brazilian development bank), which reflects the movement of a currency basket against the Brazilian real. We consider UMBNDES debt as U.S. dollar indexed exposure because of the correlation between them: 0.995575 in 2003, 0.996330 in 2004, and 0.998977 up to May 31st 2005.
** other includes (i) debt in foreign currencies that we do not have majority control (such as Galvasud's, MRS', Tecon's) and that comprise our total exposure in foreign currency debt; (ii) a long Euro exposure of 15 million Euros is included - 24 million Euro of trade receivables which is partially offset by 9 million of Euro indexed debt - and (iii) a US$38 million Yen exposure. The company is not hedging its Yen and Euro exposures against the U.S. dollar but, due to some correlation between those currencies against the Brazilian real, it hedges the U.S. dollar component of such exposures.

     The long U.S. dollar position at December 31, 2004 is due to the increase in the offshore investments that took place in late December 2004 as a consequence of changing the domicile of a few of our subsidiaries. The position increased from approximately US$800 million to US$1.4 billion and remained partially open at such date.

     Offshore investments: we have capitalized our offshore subsidiaries domiciled in U.S. dollar based countries with equity investments, and those investments are accounted as U.S. dollar investments. The result is that they work as assets indexed to U.S. dollar from an earnings perspective. The income (or loss) from these investments' currency variation (not the operational income) appears in the Brazilian GAAP income statement as Equivalência Patrimonial (close to equity revaluation or equity in results of affiliated companies), after taxes and before net income. Therefore offshore equity has a hedging effect from an earnings perspective; however it does not necessarily hedge from a cash flow perspective as there is no guarantee that, if the offshore subsidiary were to be sold, the value of the investment would be recovered. As the cash held by these companies in U.S. dollars affects hedging from a cash flow perspective, we view that separately.

Commodity Price Risk

     Fluctuations in the price of steel and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. Currently, we are not hedging our exposure to commodity prices. Our biggest commodity price exposure is the price of steel and coal, but there are no liquid instruments that provide an effective hedge against their price fluctuations.

PART II

Item 15. Disclosure Controls and Procedures

     An evaluation as of December 31, 2004 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executife Officer and acting Chief Financial Officer, to allow timely decisions regarding reqruired disclosure as of the end of our most recent fiscal year. No changes in our internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.

A. Audit Committee Financial Expert

     Although our Board of Directors has determined the members of our Audit Committee, neither of them meets the requirements of an "audit committee financial expert", as defined by the SEC and, therefore, as it is permitted by the SEC regulation, we will not have an audit committee financial expert. While the members of our audit committee have financial skills and experience, they primarily have experience with Brazilian generally accepted accounting principles, and thus would not qualify as audit committee financial experts under the SEC’s definition.

B. Code of Ethics

     We have adopted a Code of Ethics, since 1998, reinforcing our ethical standards and values, that applies to all of our employees, including executive officers and directors.

     Given its importance, copies of the Code of Ethics were distributed to each employee of the organization, to the Board of Directors and the Audit Committee members, who have signed a Commitment Letter, which reinforces the compromise with the established values.

     Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is also available on our website (www.csn.com.br).

C. Principal Accountant Fees and Services

     Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2003 and 2004, Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte") acted as our independent auditors. During fiscal year 2004, we hired Deloitte to carry out other work not directly related to the auditing of our financial statements, largely consisting of compliance review on tax matters; those services do not infringe Deloitte's independence. The following table describes the services rendered and the remuneration paid.

	Year ending December 31,

	2003	2004

	(In thousands of US$)
Audit Fees	390	508
Audit-Related Fees	148	579
Tax Fees	51	125
All Other Fees	60	25

Total	649	1,237

     "Audit Fees" are the aggregate fees billed by Deloitte for the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by Deloitte for services that are reasonably related to the performance of the audit or review of our financial statements. "Tax Fees" are fees for professional services rendered by Deloitte for tax compliance services. Fees disclosed under the category "All Other Fees" represent services rendered in 2004 related to assistance to a non-consolidated subsidiary.

Pre-approval Policies and Procedures

      Board approval is required before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by Deloitte.

E. Purchases of Equity Securities

     Since the beginning of 2004, in accordance with the limits and provisions of CVM's Instruction #10/80, our Board of Directors approved a number of share buyback programs. The first program was announced on April 29, 2004, and the amount approved was up to 4.7 million shares. The expiration date of the first program was July 27, 2004. The second program was announced on July 28, 2004, and the amount approved was up to 7.2 million shares. The expiration date of the second program was November 1, 2004. The third program was announced on October 27, 2004, and the amount approved was up to 6.4 million shares. The expiration date of the third program was February 11, 2005. The fourth program was announced on December 22, 2004, and the amount approved was up to 5.0 million shares. The fifth program was announced on May 26, 2005, and superseded the fourth program. The amount approved was up to 15.0 million shares. The expiration date of the fifth program is May 26, 2006.As of December 31, 2004, 10,023,599 shares were held in treasury, after several purchases made during 2004. We have called an extraordinary shareholder meeting in order to approve the cancellation of 14,849,009 of our shares currently held in treasury.

     The following table sets forth our purchases of our equity securities during each month in 2004:

Period in 2004	(a) Total number of shares purchased	(b) Average price paid per share(1)	(c) Total number of shares purchased as part of publicly announced program	(d) Maximum number of shares that may be yet purchased under the programs

May (from May 19 until May 31)	517,600	11,169	517,600	4,188,280
June (from June 1 until June 30)	3,470,600	12,075	3,470,600	717,680
July
August (from Aug 4 until Aug 10)	760,199	15,038	760,199	6,439,801
September
October (from Oct 14 until Oct 21)	82,000	14,509	82,000	6,357,801
November (from Nov 12 until Nov 30)	3,383,900	17,771	3,383,900	2,973,100
December (from Dec 1 until Dec 14)	1,809,300	18,219	1,809,300	5,000,000

(1)	Translated from reais into U.S. dollars based on the average exchange rate during the applicable month.

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
________________________________________
(*)	English translation.
(**)	Furnished, not filed.

SIGNATURE

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2005	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

By:	/s/ Otávio de Garcia Lazcano

Name: Otávio de Garcia Lazcano
Title: Financial Director

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Benjamin Steinbruch, certify that:

1.	I have reviewed this annual report on Form 20-F of Companhia Siderúrgica Nacional;

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

	(b)	Omitted in accordance with the guidance of SEC Release no. 33-8238

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting .

Date: June 29, 2005

By: /s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Companhia Siderúrgica Nacional (the "Company"), hereby certifies, to such officer's knowledge, that the Company's annual report on Form 20-F for the year ended December 31, 2005 (the "Report") fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 29, 2005

By: /s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

     The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Companhia Siderúrgica Nacional
Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004
And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
COMPANHIA SIDERÚRGICA NACIONAL - CSN
Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Rio de Janeiro, Brazil,

June 6, 2005

F-R

Companhia Siderúrgica Nacional
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2003	2004

Current assets
Cash and cash equivalents	1,251	970
Short-term investments		143
Trade accounts receivable, net	368	382
Inventories	281	819
Derivative assets	79
Recoverable taxes	105	284
Deferred income taxes	131	204
Other	95	105

	2,310	2,907

Property, plant and equipment, net	1,874	2,143

Investments in affiliated companies	55	188

Goodwill	30	45

Other assets
Derivative assets		129
Restricted investments	27	30
Restricted deposits for legal proceedings	173	219
Intercompany accounts	21	23
Deferred income taxes	295	257
Other	232	216

	748	874

	5,017	6,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Balance Sheets
Expressed in millions of United States dollars
(continued)

Liabilities and stockholders’ equity	As of December 31,

	2003	2004

Current liabilities
Trade accounts payable	152	242
Payroll and related charges	34	42
Taxes payable	194	261
Interest on stockholders’ equity	85	90
Current portion of long-term debt	27
Short-term debt and advances on export contracts	430	430
Accrued finance charges	72	57
Derivative liabilities	199	27
Other	35	67

	1,228	1,216

Long-term liabilities
Accrued pension cost	224	226
Long-term debt and debentures	2,274	2,357
Accrual for contingencies	476	968
Other	8	64

	2,982	3,615

Stockholders’ equity
Common stock – 400,000,000 shares (no par value)
authorized – 286,917,045 shares issued
outstanding – 276,893,446 at December 31, 2004 and
286,917,045 at December 31, 2003	2,447	2,447
Capital surplus	53	53
Treasury stock –10,023,599 shares at December 31, 2004		(153)
Retained earnings
Appropriated	255	310
Unappropriated	(60)	487
Accumulated other comprehensive loss	(1,888)	(1,818)

	807	1,326

	5,017	6,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Operations
Expressed in millions of United States dollars, except share data

	Years ended December 31,

	2002	2003	2004

Operating revenues
Domestic sales	1,570	1,843	2,895
Export sales	599	1,077	1,008

	2,169	2,920	3,903
Sales taxes, discounts, returns and allowances	327	372	819

Net operating revenues	1,842	2,548	3,084
Cost of products sold	994	1,457	1,407

Gross profit	848	1,091	1,677

Operating expenses
Selling	127	176	156
General and administrative	110	96	109
Other	47	133	50

	284	405	315

Operating income	564	686	1,362

Non-operating income (expenses), net
Financial income	466	(260)	(126)
Financial expenses	(219)	(304)	(384)
Foreign exchange and monetary gain (loss), net	(1,087)	426	249
Other, net	(30)	14	(6)

	(870)	(124)	(267)
Income (loss) before income taxes and equity in results
of affiliated companies	(306)	562	1,095

Income taxes
Current	25	(125)	(289)
Deferred	190	88	(2)

	215	(37)	(291)

Equity in results of affiliated companies	(71)	9	51

Net income (loss)	(162)	534	855

Basic and diluted earnings (loss) per common share	(0.56)	1.86	3.02

Weighted average number of common shares
outstanding (in thousands)	286,917	286,917	283,476

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

Cash flows from operating activities
Net income (loss)	(162)	534	855
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:

Depreciation and amortization	122	119	139
Foreign exchange and monetary loss (gain), net	1,087	(426)	(249)
Accrual for contingencies	29	384	478
Accrual for derivatives	(112)	176	(223)
Residual value of equipment retired	30	31	5
Deferred income taxes	(190)	(88)	2
Equity in results of affiliated companies	71	(9)	(51)
Other	12	(28)	73

Decrease (increase) in operating assets
Trade accounts receivable and other	(168)	112	30
Short-term investments			(143)
Inventories	11	(24)	(493)
Recoverable taxes	50	(52)	(129)
Restricted deposits for legal proceedings	(21)	(11)	(30)
Other	(58)	(19)	34

Increase (decrease) in operating liabilities
Trade accounts payable	48	(41)	65
Payroll and related charges	6	(14)	(11)
Accrued pension cost		(9)	(33)
Other	51	(66)	5

Net cash provided by operating activities	806	569	324

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

Cash flows from investing activities
Additions to property, plant and equipment	(264)	(210)	(178)
Acquisition of investments	(42)	(34)	(137)
Business acquisition of GalvaSud, net of cash acquired			(19)
Loans to related parties	(13)	(4)	(1)

Net cash used in investing activities	(319)	(248)	(335)

Cash flows from financing activities
Short-term debt, net borrowings and repayments	(263)	(709)	(722)
Long-term debt
Proceeds	536	1,517	745
Repayments	(561)	(35)	(8)
Treasury stock			(153)
Dividends and interest on stockholders’ equity paid	(60)	(278)	(242)

Net cash provided by (used in) financing activities	(348)	495	(380)

Effects of changes in exchange rates on cash and cash
equivalents	(113)	79	110

Increase (decrease) in cash and cash equivalents	26	895	(281)

Cash and cash equivalents, beginning of year	330	356	1,251

Cash and cash equivalents, end of year	356	1,251	970

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year for:
Interest, net of interest capitalized	145	166	305
Income tax and social contribution, including
withholding income tax	13	51	112

Acquisition of business:
Fair value of assets acquired, including goodwill			109
Fair value of liabilities assumed			(80)
Purchase price			29
Cash acquired			(10)
Purchased price, net of cash acquired			19

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

Movement of Common Shares (quantities):	Years ended December 31,

	2002	2003	2004

Opening balance (*)	286,917,045	286,917,045	286,917,045
Treasury Stock acquisition			(10,023,599)
Balance, end of year	286,917,045	286,917,045	276,893,446

(*) Adjusted for the effect of reverse stock split – See Note 15a

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Stock acquisition			(153)

Balance, end of year			(153)

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of year	(1,978)	(1,912)	(1,888)
Change in the year	66	24	70

Balance, end of year	(1,912)	(1,888)	(1,818)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(continued)

	Years ended December 31,

	2002	2003	2004

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	416	226	169
Addition to reserve		169
Transfer from (to) unappropriated retained earnings	(190)	(226)	15

Balance, end of year	226	169	184

Legal reserve
Balance, beginning of year	85	56	86
Addition to reserve		18	33
Transfer from (to) unappropriated retained
earnings	(29)	12	7

Balance, end of year	56	86	126

Total balance, end of year	282	255	310

Unappropriated retained earnings
Balance, beginning of year	(277)	(363)	(60)
Net income (loss)	(162)	534	855
Dividends and interest on stockholders’ equity	(143)	(258)	(253)
Appropriation from (to) reserves	219	27	(55)

Balance, end of year	(363)	(60)	487

Total retained earnings (accumulated loss)	(81)	195	797

Total stockholders’ equity	507	807	1,326

Comprehensive income (loss)
Net income (loss)	(162)	534	855
Translation adjustments for the year	66	24	70

Total comprehensive income (loss)	(96)	558	925

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1 The Company and its operations

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as “CSN” or “the Company”).

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

	Ownership (%)
	2003		2004		Main Activities

	Direct	Indirect	Direct	Indirect
CSN Overseas	100.00		100.00		Financial Operations
INAL – Indústria Nacional de Aços Laminados	99.99		99.99		Steel Products Services Center
CSN Energia	99.90		99.90		Trading of Electric Power
CSN Export	100.00		100.00		Trading company
CSN Islands	100.00		100.00		Financial Operations
CSN Islands II	100.00		100.00		Financial Operations
CSN Islands III	100.00		100.00		Financial Operations
CSN Islands IV	100.00		100.00		Financial Operations
CSN Islands V	100.00		100.00		Financial Operations
CSN Islands VII	100.00		100.00		Financial Operations
CSN Islands VIII	100.00		100.00		Financial Operations
CSN Islands IX			100.00		Financial Operations
CSN Participações Energéticas	99.70		99.70		Participation in other companies through equity stakes
CSN I	99.67		99.67		Participation in other companies through equity stakes
GalvaSud (1)	51.00		15.29	84.71	Steel Products Service Center
Cia. Siderúrgica do Ceará	99.99		99.99		Dorment Company
FEM – Projetos, Construções e Montagens	99.99		99.99		Dorment Company
Cia. Metalic Nordeste	99.99		99.99		Metallurgy
CSN Steel	100.00		100.00		Participation in other companies through equity stakes
CSN Iron (2)				100.00	Financial Operations
CSN Energy	100.00		100.00		Participation in other companies through equity stakes
Energy I		100.00		100.00	Participation in other companies through equity stakes
CSN Cayman	0.01	99.99	0.01	99.99	Trading company
Management Services		100.00		100.00	Services

CSN Panama	99.99		99.99		Participation in other companies through equity stakes
CSN Iron (2)		100.00			Financial Operations
CSN Aceros		100.00		100.00	Participation in other companies through equity stakes
Sepetiba Tecon	20.00	80.00	20.00	80.00	Maritime port services
Tangua		100.00		100.00	Participation in other companies through equity stakes
CSN Holding LLC		100.00		100.00	Participation in other companies through equity stakes
CSN Partner LLC		100.00		100.00	Participation in other companies through equity stakes
Companhia Siderúrgica
Nacional LLC		100.00		100.00	Steel Products

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1) GalvaSud: Until June 2004, the Company jointly-controlled GalvaSud with another shareholder, Thyssen-Krupp Stahl (“TKS”). In June 2004, the Company increased its equity participation from 51% to 100% by acquiring the shares owned by TKS, and as of that date the Company started consolidating GalvaSud. See note 10.
2) CSN Iron: In October 2004, CSN Panama transferred the total of its investment in CSN Iron to CSN Steel.

2 Summary of significant accounting policies

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company’s consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment of goodwill, allowance for doubtfull accounts receivable, contingent liabilities, employee post-retirement benefits and other similar evaluations. Although these estimates are based on the Company’s knowledge of current events and actions that the Company may undertake in the future, actual results may vary from these estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the accounting practices adopted in Brazil and rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company´s functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.8892 and R$2.6544 to US$1.00 at December 31, 2003 and 2004, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and lo