Form 20-F/A
period 2004-12-31
NATIONAL STEEL CO
filed 2005-06-30
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Item 17            Item 18

This Form 20-F/A is being filed to include a complete set of the notes to the financial statements that was inadvertently omitted by the edgardization process from the original filing made earlier today.

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

     Itá Hydroelectric Facility. We and Tractebel Energia S.A. – Tractebel each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of Itá Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in southern Brazil. Tractebel owns the remaining 39.5% of Itá. ITASA has been responsible for the construction of the Itá plant, while Tractebel has been responsible for environmental matters (such as property condemnations and resettlements). Tractebel is also responsible for the plant operation and maintenance.

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

     Our exposure to U.S. dollar is due to the following contract categories:

(i)	U.S. dollar -denominated debt;

(ii)	offshore cash;

(iii)	currency derivatives;

(iv)	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e. , imports and exports); and

(v)	offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	2004	2003
U.S. dollar Liabilities
fixed rate	1,682	1,409
floating rate	490	387
UMBNDES*	60	72
trade accounts payable	148	95
other**	130	219

U.S. dollar Assets
offshore cash and cash	317	441
equivalents
derivatives (futures	1,201	85
contracts)
derivatives (swaps and	165	1,227
NDFs)
trade accounts	128	107
receivable
offshore investments	1,096	309
(net of cash)

Total U.S. dollar Exposure	397	(12)

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

PART II

Item 15. Disclosure Controls and Procedures

     An evaluation as of December 31, 2004 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and acting Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year. No changes in our internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Date: June 30, 2005	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

By:	/s/ Otávio de Garcia Lazcano

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

Date: June 30, 2005

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

Date: June 30, 2005

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

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company´s functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.8892 and R$2.6544 to US$1.00 at December 31, 2003 and 2004, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and lo sses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

Stockholders’ equity included in the financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the U.S. dollar exchange rate and in the indices mandated, until June 30, 1997, when Brazil was considered to have a highly inflationary economy, for indexation of the statutory financial statements and adjustments made to reflect the requirements of US GAAP.

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(c) Inventories

Inventories are stated at the lower of average cost or estimated market value. Allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

(d) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Joint ventures in which the Company has a majority interest, but, through stockholders’ agreements, does not have effective management control are also accounted for under the equity method, such as GalvaSud until June 2004. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from stockholders’ equity. Losses are recorded on equity investments with negative stockholders’ equity where applicable.

The Company accounts for its investment securities at cost in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), which are classified as held to maturity.

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

(g) Revenues and expenses

Revenues are recognized when the products have been delivered to the customer or shipped and the risk of ownership has passed to the customer, persuasive evidence of the basis of the sale exists, the price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are recognized on the accrual basis. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to US$62.0, US$102.0 and US$105.6 for the years ended December 31, 2002, 2003 and 2004, respectively.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The Company reflects value-added taxes as a reduction of gross operating revenues.

Revenues from the sale of electricity through the Mercado Atacadista de Energia (the “MAE”) now denominated Câmara de Comercialização de Energia Elétrica (the “CCEE”) are recorded on an accrual basis in accordance with information registered on the CCEE and communicated to the Company by the CCEE.

(h) Environmental and remediation costs

The Company provides for remediation costs and penalties when a loss is probable and the amount of associated costs is reasonably determinable. Generally, the timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action.

Expenditures relating to ongoing compliance with environmental regulations are charged to earnings or capitalized, as appropriate. Capitalization is considered appropriate when the expenditures relate to items that will continue to provide benefits to the Company and primarily pertain to the acquisition and installation of equipment for pollution control and/or prevention. These ongoing programs are designed to minimize the environmental impact of the Company’s operations and are also expected to reduce costs that might otherwise be incurred on cessation of mining activities.

(i) Research and development

Expenditures for research and development of new products were US$8 in each of 2002, 2003 and 2004. All such costs are expensed as incurred.

(j) Accrued pension cost

Accrued pension costs are determined in accordance with SFAS No. 87 “Employers Accounting for Pensions” (“SFAS 87”) . Amortization of the net transition obligation existing at January 1, 1995, when the Company first adopted SFAS 87, has been computed retroactively as if it were established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

The Company provides disclosures related to its employee pension and post-retirement benefits in accordance with SFAS No. 132 (revised 2003) “Employers’ Disclosure About Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”).

(k) Accrual for contingencies

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”.

(l) Employee profit participation plan

The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40%, limited to one month’s salary per employee plus a specified amount (US$ 822.00 in 2004). Expenses related to the employee profit participation plan are recorded in general and administrative expenses and amounted to US$17, US$16 and US$16 in 2002, 2003 and 2004, respectively.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(m) Compensated absences

A liability for employee compensation of vacation benefits is recognized on the accrual basis.

(n) Income taxes

SFAS No. 109 “Accounting for Income Taxes” has been applied for all years presented. The effects of US GAAP adjustments, as well as differences between the tax basis of assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets, and a valuation allowance is recorded when management believes it to be more likely than not that deferred tax assets will not be fully recovered in the future.

(o) Statements of cash flows

Cash flows relating to overnight financing and investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(p) Earnings per share

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

(q) Concentration of credit risk

Financial instruments that potentially subject CSN to concentrations of credit risk are cash and cash equivalents, trade accounts receivable and derivatives. CSN limits its credit risk associated with cash and cash equivalents and derivatives by placing its investments with (1) highly-rated financial institutions in very short-term applications and (2) Brazilian government notes. With respect to trade accounts receivable, CSN limits its credit risk by performing ongoing credit evaluations and, depending on the results of the evaluation, requiring letters of credit, guarantees or collateral. CSN’s products are utilized in a wide variety of industry segments, therefore accounts receivable and sales are not concentrated in one single industry and, accordingly, management does not believe significant concentration of credit risk with respect to any one industry exists.

(r) Comprehensive income (loss)

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies report changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income (loss) statement as part of the consolidated statements of changes in stockholders’ equity.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(s) Interest attributed to stockholders

As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 10%, 11% and 9.75% for years 2002, 2003 and 2004, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay such tax-deductible inte rest to its stockholders, and has therefore accrued the amounts due as of December 31, 2004 with a direct charge to stockholders’ equity.

(t) Treasury Stock

Treasury stock consists of the Company’s own stock which has been issued and subsequently reacquired by the Company and has not been reissued or cancelled. Such treasury stock is carried at cost of acquisition.

(u) Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 20.

(v) Derivative Financial Instruments

As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS Nos. 137, 138 and 149. Those standards require that the Company recognize all derivative financial instruments as either assets or liabilities on the Company’s balance sheet and measure such investments at fair value. Changes in fair value are recognized each period in current results.

Refer to Note 22 for additional information on derivatives.

3 Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance in paragraph 5 of ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for fiscal years beginning after June 1, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of Accounting Principles Board (“APB”) No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other than temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management is analyzing the requirements of this new EITF and believes that its adoption will not have any significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requ irements of this new Statement and its potential impact on the Company’s financial position, results of operations and cash flows.

4 Business acquisitions

Cia Metalic Nordeste
In November 2002, the Company acquired 100% of the shares of Cia Metalic Nordeste (“Metalic”) as part of its strategy to expand into the tin-coated products market. Metalic is the only two-piece steel can producer in Brazil, and it has approximately 7% of the Brazilian packaging market for carbonated drinks. The total purchase price paid amounted to R$108.5 million (US$30) and was paid in 12 monthly installments, which commenced in November 2002, indexed as of July 1, 2002 by the General Market Price Index (“IGPM”) published by the Fundação Getúlio Vargas, plus interest of 12% per year. This transaction was accounted for using the purchase method in accordance with SFAS 141, with the purchase price being allocated to the assets acquired and liabilities assumed based on their respective fair values. As a result of this transaction, the Company initially recognized goodwill in the amount of US$46, which was classified in other assets in 2002 pending completion o f purchase accounting. In December 2003, the Company reallocated US$20 from the initial goodwill recorded in this acquisition to property, plant and equipment to reflect the fair value of Metalic’s assets acquired in November 2002, completing the purchase accounting for this acquisition. See Note 11 for impairment test of goodwill.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Lusosider
In June 2003, the Company, through its subsidiary, CSN Steel, acquired a 50% equity participation in Lusosider Projectos Siderúrgicos, a Portuguese steel company producing hot-dip galvanized products and tin mill products, for EUR10.84 million (US$12). The investment is being accounted for in accordance with the equity method. This transaction was made in line with the Company’s planning for international development.

CSN Aceros
In November 2003, the Company and CVRD entered into a share purchase and sale contract. The Company increased its interest from 37.5% to 100% in CSN Aceros, and thereby became, through its subsidiary CSN Panama, the majority shareholder of Sepetiba Tecon. The Company initially recognized goodwill in the amount of US$25 and classified the goodwill under other assets in the balance sheet for the year ended December 31, 2003 pending finalization. The purchase accounting allocation was finalized in 2004 and the US$25 was reallocated to Other Assets as intangible assets, concession agreement.

GalvaSud
Incorporated in May 1998 through a joint venture between CSN (51.0%) and TKS (49.0%), GalvaSud began its operational activities in December 2000. GalvaSud operates a galvanizing line for hot immersion and laser lines. On June 22, 2004, the subsidiary, CSN I, acquired 8,262,865,920 common shares of GalvaSud in exchange for the full payment of all GalvaSud financial debts, and also acquired for US$26.8 the shares held by TKS. After the aquisition, CSN became the holder of a 15.29% stake on a direct basis and 84.71% stake on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.
This transaction was accounted for using the purchase method resulting in goodwill in the amount of US$41.

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2002	2003	2004

Income (loss) before income taxes and equity in
results of affiliated companies	(306)	562	1,095

Federal income tax and social contribution at
statutory rates	104	(191)	(372)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	27	29	31
Nontaxable income from operations outside
Brazil	7	49	61
Reversal of tax contingencies	32
“Summer plan” (see note 18– tax
contingencies, social contribution and
income tax)		128	12
Other temporary differences	45	(52)	(23)

Tax benefit (expense) per statements of operations	215	(37)	(291)

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The major components of deferred income tax accounts in the balance sheet are as follows:

	As of December 31,

	2003	2004

Current assets
Tax loss carryforwards	53	86
Deductible temporary differences	78	118

Net current deferred tax assets	131	204

Non-current assets
Tax loss carryforwards	109
Deductible temporary differences	123	209
Accrued pension cost	76	77
Property, plant and equipment – basis difference	(13)	(29)

Non-current deferred tax assets	295	257

Management believes that the deferred tax assets are fully realizable and therefore that no valuation allowance is required.

The deferred tax assets related to income tax loss carryforwards and social contribution negative basis carryforwards, in the amounts of US$162 and US$86 as of December 31, 2003 and 2004, respectively, were recognized based on the history of CSN’s profitability and on the expectation of future profitability. These benefits are expected to be completely realized in 2005. Tax loss carryforwards do not expire under Brazilian tax law.

6 Cash and cash equivalents

	As of December 31,

	2003	2004

Cash in hand and bank deposits
Local currency	27	31
Time deposits (up to 90 days)
U.S. dollars	441	317
Investment Funds
Local currency	783	622

Total	1,251	970

Management has been investing surplus cash in time deposits and investment funds. Investments funds are comprised, mainly, of short-term Brazilian Government bonds with maturity of three months or less when purchased.

7 Short-term investments

Short-term investments are comprised of short-term Brazilian Government bonds, which are classified as trading securities and valued at fair value. Trading gains relating to securities held at year end amounted to US$3 and US$16 for the years ended December 31, 2003 and 2004, respectively.

8 Trade accounts receivable

	As of December 31,

	2003	2004

Domestic	309	285
Export Denominated in U.S. dollars	107	128

	416	413
Allowance for doubtful accounts	(48)	(31)

Total	368	382

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Suplementary information – valuation and qualifying accounts for accounts receivable:

Allowance for
Doubtful Accounts
Balance as of December 31, 2001	(35)
Additions - Selling expenses	(5)
Translation adjustment	12

Balance as of December 31, 2002	(28)
Additions - Selling expenses	(15)
Translation adjustment	(5)

Balance as of December 31, 2003	(48)
Release - Selling expenses	20
Translation adjustment	(3)

Balance as of December 31, 2004	(31)

During 2001 and 2002, the Company recorded receivables aggregating US$183 (translated at the December 31, 2004 exchange rate) in respect of its “MAE” now denominated “CCEE” electric energy sales, based on prices furnished by the CCEE. During 2004, the total energy produced by CSN was consumed in the process of production, and CSN Energia did not have any surplus of electric energy for sale. As a result of a partial settlement of the receivables related to these sales, the Company received US$ 7 (US$26 in 2002 and US$95 in 2003) translated at the December 31, 2004 exchange rate.

The Company maintained a receivable balance related to the energy sales in the amount of US$37 as of December 31, 2004 (US$41 as of December 31, 2003). From the receivable balance the amount of US$29 as of December 31, 2004 (US$32 as of December 31, 2003) is due by concessionaires with court injunctions suspending the corresponding payments. The Company’s management believes that an allowance of doubtful accounts is not necessary in view of the measures taken by the agencies.

No single customer accounted for more than 10% of total trade accounts receivable at December 31, 2003 or 2004, or total revenues in any of the three years in the period ended December 31, 2004. As of December 31, 2003 and 2004, the Company fully provided for the receivables from certain customers, after negotiations over past due accounts failed.

Allowance for doubtful accounts is in an amount considered by management to absorb eventual losses on uncollectible accounts.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

9 Inventories

	As of December 31,

	2003	2004

Finished goods	69	192
Products in process	45	89
Raw material	83	423
Spare parts and maintenance supplies	81	108
Other	3	7

Total	281	819

10 Investments in affiliated companies

	As of and for the years ended December 31,

	Direct Ownership 2003	Direct Ownership 2004	Investments		Equity in results of affiliated companies

Investments in affiliated	Total	Total	2003	2004	2002	2003	2004

companies
Infrastructure/ energy
MRS Logística	32.22%	32.22%	19	53	(24)	13	46
Itá Energética	48.75%	48.75%		94	(9)	(1)	14
			19	147	(33)	12	60
Steel
GalvaSud	51.00%	(2)			(12)
Lusosider Projectos Siderúrgicos	50.00%	50.00%	36	41		(1)	1

			36	41	(12)	(1)	1

			55	188	(45)	11	61

Provision for loss on investments(3)
Infrastructure
Companhia Ferroviária do Nordeste	49.99%	49.99%	(1)	(12)		(7)	(10)
Sepetiba Tecon	(1)				(4)
			(1)	(12)	(4)	(7)	(10)
Steel
GalvaSud	51.00%	(2)	(2)		(15)	5
CSN Aceros	37.50%	(1)			(7)

			(2)		(22)	5

			(3)	(12)	(26)	(2)	(10)

(1)	Started consolidating in 2003
(2)	Started consolidating in 2004
(3)	Recorded as others long-term liabilities

MRS Logística (“MRS”) and Companhia Ferroviária do Nordeste (“CFN”)
The interests in these railroad networks were acquired through participation in consortia which obtained, in privatization auctions, the concessions to operate the railway networks of the Rede Ferroviária Federal. MRS provides the principal means of transporting the Company’s raw materials to the Presidente Vargas Steelworks facility. The Company’s aim is to help CFN improve the efficiency and reliability of the railway networks.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

On November 30, 2003, the Company increased its interest in CFN from 32.40% to 49.99% by acquiring from CVRD its interest.

CSN Aceros and Sepetiba Tecon
CSN Aceros owns 80% of Sepetiba Tecon, and CSN directly owns the remaining 20%. In November 2003, CSN increased its ownership of CSN Aceros to 100% and, as a result, CSN Aceros and Sepetiba Tecon became consolidated subsidiaries. Sepetiba Tecon owns the concession and operates a container terminal in the State of Rio de Janeiro, through which the Company transports most of its steel exports.

Itá Energética
Formed in July 1996, this special-purpose company was responsible for the construction of the Itá hydroelectric facility, a 1,450 MW power facility that was built on the Uruguay river in southern Brazil. On December 31, 2004, the investment in Itá Energética, in the amount of US$94 (US$75 in 2003), was transferred from investments for sale in other assets to permanent investment. This investment has been accounted for in accordance with equity method since 1996.

GalvaSud
A joint venture formed in May 1998 with TKS, GalvaSud began producing Galvanew for the automobile industry in December 2000. The GalvaSud plant is located in the State of Rio de Janeiro, approximately 45 km from the Presidente Vargas Steelworks. On June 22, 2004, the subsidiary, CSN I, purchased 8,262,865,920 common shares of GalvaSud for US$137, in exchange for the full payment of all GalvaSud financial debts, and also acquired for US$29 the shares held by TKS which represented 49% of GalvaSud’s capital. After the aquisition, CSN became the holder of a 15.29% stake on a direct basis and 84.71% stake on an indirect basis of GalvaSud’s capital stock, through its wholly-owned subsidiary, CSN I. This transaction generated a Goodwill of US$41.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The following table summarizes the fair value of total assets and liabilities of GalvaSud at the date of acquisition:

Fair value

Current assets	30
Property, plant and equipment	95
Other assets	12

Total assets	137

Current liabilities	143
Long-term liabilities	18

Total Liabilities	161

Net liabilities	(24)

GalvaSud Pro Forma
The following summary presents the Company’s unaudited pro forma condensed results of operations for the years ended December 31, 2003 and 2004, as if the GalvaSud acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

			2003			2004

	CSN Consolidated	GalvaSud before acquisition	Pro Forma	CSN Consolidated	GalvaSud	Pro Forma

			(unaudited)			(unaudited)
Net operating revenues	2,548	106	2,654	3,084	33	3,117
Cost and operating expenses	(1,862)	(90)	(1,952)	(1,722)	(25)	(1,747)

Operating income	686	16	702	1,362	8	1,370
Non-operating income (expenses), net	(124)	(1)	(125)	(267)	(28)	(295)

Income before income taxes and equity	562	15	577	1,095	(20)	1,075
Income taxes	(37)	(5)	(42)	(291)		(291)
Equity	9	(5)	4	51	10	61

Net income	534	5	539	855	(10)	845

The amount involved in this acquisition, including the payment of debts and the amount paid to TKS totaled US$166. This acquisition resulted in goodwill of US$41, which is not deductible for tax purposes.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

11 Goodwill

	As of and for the years ended December 31,

	Goodwill		Impairment charges

	2003	2004	2002	2003	2004
Infrastructure
MRS Logística	4	4
	4	4
Steel
GalvaSud		41
Cia Metalic Nordeste	26				26

	26	41			26

	30	45			26

The impairment of US$26 was recorded in other operating expenses. The method used to compute the fair value was the present value of estimated future cash flow; which showed that the projection of previously anticipated cash flow of the operation will not be realized.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

12 Property, plant and equipment

	As of December 31, 2003

	Cost	Accumulated Depreciation	Net

Land	14		14
Buildings	69	4	65
Equipment	2,650	916	1,734
Furniture and fixtures	20	15	5
Vehicles	4	3	1
Others	48	20	28

	2,805	958	1,847
Construction in progress	27		27

	2,832	958	1,874

	As of December 31, 2004

	Cost	Accumulated Depreciation	Net

Land	21		21
Buildings	134	13	121
Equipment	3,032	1,142	1,890
Furniture and fixtures	23	18	5
Vehicles	5	4	1
Others	79	31	48

	3,294	1,208	2,086
Construction in progress	57		57

	3,351	1,208	2,143

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2002, 2003 and 2004, capitalized interest amounted to US$12, US$8 and US$1, respectively.

As of December 31, 2003 and 2004, the fixed assets securing financial obligations amounted to US$799 and US$669, respectively.

13 Restricted investment

As part of a receivable securitization program instituted by CSN Export, the Company was required to establish a restricted account as collateral for CSN Export´s obligations under the program.

The amount of restricted investments, equals the highest principal amount due of the restricted account on any remaining payment date with respect to the related senior notes then outstanding, together with interest and fees and other expenses due on maturity of the securitization program (see note 14 (b)). The yield received on the deposit aproximates money market rates.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

14 Loans and financing

	As of December 31,

	2003				2004

	Long-term		Short-term		Long-term		Short-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-payment	18	9	20	17	100		25	70
Securitized Receivables		251		16		344
Euronotes		929		185		1,104		216
BNDES/Finame	268		53		215		53	3
Financed imports	95		25		82	22	15	3
ECAs-bilateral agreements	41		17		23		20
Advances on export contracts			55
Other	41	30	6	11	33	31	3

	463	1,219	176	229	453	1,501	116	292

Denominated in
Brazilian Reais

BNDES/Finame	65		18		56	2	18	3
Debentures	542		3		339
Other	3	9		4	3	3		1

	610	9	21	4	398	5	18	4

Current portion of
Long-term debt
Principal	(27)

	1,046	1,228	197	233	851	1,506	134	296

Total of loans and financing	2,274		430		2,357		430

Loans with certain agents contain certain restrictive clauses, with which the Company is in compliance.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(a) Short-term

At December 31, 2004, the Company’s short-term borrowings, incurred for the purpose of financing working capital, had annual interest rates ranging from 1.875% to 7.875% per annum (from 3.60% to 4.02% at December 31, 2003).

(b) Long-term

At December 31, 2004, the Company’s long-term debt had annual interest rates as follows:

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 5.5% to 9%	56	5
General price index (“IGP-DI”)		3
Interbank interest rate (“CDI”)	106.5% to 107% of CDI	245
General index of market price (“IGPM”)	IGPM plus 10%	94

		398	5

Denominated in foreign currency

United States dollar (including Libor, if any)	1.99 to 10.75	374	1,501
Japanese yen	5.65 to 7.75	20
Others	9.6 to 12.14	59

		453	1,501

		851	1,506

		2,357

Indices (average) applied to debt in each year are as follows:

	%

	2002	2003	2004

TJLP – Long-term interest rate	10.25	12.01	10.18
CDI – Interbank deposit certificate	19.09	23.28	16.17
IGPM –General index of market price	25.31	8.71	12.41
United States dollar exchange rate change	52.27	(18.23)	(8.13)
Japanese yen exchange rate change	68.15	(9.30)	(3.97)
IGP – DI – General index of market price	26.41	7.67	12.14

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The long-term portion of the Company’s debt outstanding at December 31, 2004 becomes due as follows:

2006	522
2007	157
2008	441
2009	55
2010 and thereafter	1,182

Total	2,357

Security for the Company’s debt outstanding at December 31, 2004 was as follows:

Property, plant and equipment	669
Notes receivable from foreign clients	707
Imports	104
Bank guarantee	75

Total	1,555

In March 2002, the Company issued R$690 million (US$292) of real-denominated debentures in two tranches: a three-year tranche of R$540 million (US$228) bearing interest at the CDI plus 2.75% per annum, and a four-year tranche of R$150 million (US$64), indexed to the IGP-M and bearing interest at 13.25% per annum. The proceeds were available for general corporate purposes, including debt repayment.

In conformity with the terms of the “Private Deed for Issuance of Nonconvertible Unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance”, dated as of January 10, 2002, and in compliance with the provisions of CVM instruction n° 358, the Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second series debentures covered by the deed, representing a total of fifteen thousand (15,000) debentures in the total amount of R$150 million (US$51), which occurred on February 9, 2004. On August 31, 2004, the Board of Directors approved the redemption of all first series debentures, issued in 2002, representing a total of fifty four thousand (54,000) debentures in the total amount of R$540 million (US$191), which occurred on October 4, 2004. The repurchases had no impact on the Company’s results, because the debentures were purchased at their recorded values.

In December 2003, the Company issued R$900 million (US$312) of real-denominated debentures in three tranches: a R$250 million (US$85.5) tranche with a three-year maturity and bearing interest at 106.5% of CDI, a R$400 million (US$136) tranche with a three-year maturity and bearing interest at 107% of CDI, and a R$250 million (US$85.5) tranche with a five-year maturity, indexed to the IGP-M and bearing interest at 10% per annum.

The table below represents the financings by the Company through its subsidiaries during 2004:

Subsidiary	Description	Principal amount	Issue Date	Maturity Date	Interest (%)per annum

CSN Islands VIII	Notes	US$200	Jan/04	Dec/13	9.75
CSN Export	Securitized Receivables	US$162	Jun/04	May/12	7.427
CSN Islands IX	Notes	US$200	Sep/04	Jan/15	10

The funds raised in the foregoing table were added to working capital, increasing the Company’s liquidity.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

15 Stockholders’ Equity

(a) Capital

At the Annual and Extraordinary General Meeting held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004 to reverse split the shares of capital stock, whereby each share of capital stock first became represented by 4 shares, followed by a reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in a reverse split of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR. The Company’s capital stock on December 31, 2003 and 2004 was comprised of 286,917,045 common shares after giving retroactive effect to this reverse stock split. Each common share entitles the owner to one vote.

(b) Treasury Shares

The Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction # 10/80.

Treasury shares as of December 31, 2004 were as follows:

Number of Shares Purchased	Total Amount Paid for Shares (in US$)	Per Share Cost (in US$)

		Minimum	Maximum	Average

10,023,599	153	10.55	19.43	14.99

While maintained in treasury, these shares are not entitled to receive dividends and have no property rights or voting rights. As of December 31, 2004, the market value of the shares held in treasury amounted to US$190.

(c) Appropriated retained earnings

Brazilian laws and CSN’s by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

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

(d) Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2003 and 2004 , retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2003 included the amount of US$169, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. At December 31, 2004, the amount of US$90 recorded in appropriated retained earnings was transferred to interest on stockholders´equity and classified under current liabilities for payment in 2005.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

16 Pension plan

(a) Description of the plans

The Company has pension plans which cover substantially all employees. The plans are administered by the Board of Directors of a foundation named Caixa Beneficente dos Empregados da CSN (“CBS”), a private non-profit pension fund established in July 1960, which has as its members employees (and ex-employees) of the parent company and certain of its subsidiaries that joined the fund by agreement, and CBS’s own employees. The Board of Directors of CBS is comprised of its president and ten members, six of whom are chosen by CSN, the principal sponsor of CBS, and four of whom are chosen by the participants.

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2004, CBS had 24,031 participants, of whom 18,253 were contributors (24,325 and 18,929, respectively, at December 31, 2003), enrolled in its benefit plans, including 7,411 active (7,504 at December 31, 2003) and 16,620 retired (16,821 at December 31, 2003) employees. Of the total participants, 16,324 belong to the defined benefit plan and 7,707 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2004, CBS owned 10,419,688 common shares of CSN with a market value at December 31, 2004 of US$198 (US$144 at December 31, 2003). CBS also had at December 31, 2004, 249,080 thousand quotas (equity interests) of the Clube de Investimento CSN, an investment club comprised of CSN’s employees and itself a shareholder of CSN, with a recorded value of US$35.2 (249,080 thousand quotas with a recorded value of US$25.3 at December 31, 2003). Pension assets totaled R$1.6 billion (US$570) and R$1.9 billion (US$716) at December 31, 2003 and 2004, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of the Company registered t llowing allocation as of December 31, 2004:

  23.5% in nominal bonds to guarantee the short-term liabilities;
  20.5% in inflation-indexed assets to guarantee the long-term liabilities;
  46.9% in stocks to increase the expected long term return;
  4.8% in real estate as a strategy of diversification; and
  4.3% in loans to participants.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The following table sets forth the CBS’s assets allocation as of December 31, 2004:

Segments	US$	%

Fixed Income Investment	222	44.0
Variable Income Investment	237	46.9
Real Estate	24	4.8
Others	22	4.3

Total	505

(b) Expected long-term rate of return on assets

The expected return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in the plans´ investment policy for year 2005. The resultant rates are shown on the tables below.

	Assets Allocation (%)			Weighted-Average Expected

Asset Category	12/31/2003	12/31/2004	Target	Rate of Return (%) *

Debt Securities	44.6%	46.9%	43.3%	14.5%
Equity Securities	46.8%	44.0%	47.7%	17.6%
Real State	4.9%	4.8%	4.6%	11.3%
Loans	3.7%	4.3%	4.4%	17.6%
Total	100.00%	100.00%	100.00%	15.9%

* Nominal rates. Although the target allocation; together with the expected long-term rate of return for each asset category, results in an expected return rate of 15.94%, the Company decided to adopt a more prudent rate of 13.40% (8% real and 5% inflation).

(c) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. Contributions made by the Company to the plan during 2002, 2003 and 2004 amounted to US$2.7, US$4.0 and US$4.7, respectively.

(d) Defined benefit plan

Information with respect to the Company’s defined benefit plan, for the years presented is as follows:

Change in benefit obligation

	Dec 31, 2003	Dec 31, 2004

Projected benefit obligation at beginning of year	246	342
Service cost	1	1
Interest cost on PBO	38	41
Actual benefits payments	(36)	(41)
Effect of curtailment		4
Effect of settlement		(25)
Effect of exchange rate changes	55	32
Actuarial loss	38	29

Projected benefit obligation at end of year	342	383

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Change in plan assets

	Dec 31, 2003	Dec 31, 2004

Fair value of plan assets at beginning of year	106	212
Actual return on plan assets	101	84
Employer contributions	15	21
Employee contributions	3	1
Actual benefits payments	(36)	(41)
Effect of settlement		(25)
Effect of exchange rate changes	23	17

Fair value of plan assets at end of year	212	269

Accrued pension cost liability

	Dec 31, 2003	Dec 31, 2004

Funded status, excess of projected benefit
obligation over plan assets	130	114
Net actuarial gain	94	112

Accrued pension cost liability	224	226

Periodic pension cost

Net periodic pension cost includes the following components:

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004

Service cost	1	2
Interest cost on projected benefit obligation	27	38	44
Return on plan assets	(14)	(16)	(26)
Net amortization and deferral	(7)	(2)	(7)

	7	22	11
Employees contributions	(1)	(2)	(1)

Net periodic pension cost	6	20	10

The expected net periodic pension cost, calculated in accordance with SFAS 87 for the year ending December 31, 2005, amounts to R$4.9 million (US$1.9 translated at the December 31, 2004 exchange rate) for the defined benefit plan.

Interest cost	48.9
Expected return on assets	(34.7)
Amortizations	(11.4)

Periodic post retirement benefit cost	2.8
Expected employee contributions	(0.9)

Net periodic pension cost	1.9

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Actuarial assumptions used for the calculations were:

	2002	2003	2004

Discount rates	Inflation plus 8%	Inflation plus 8%	Inflation plus 8%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 8%	Inflation plus 8%	Inflation plus 8%

The projected annual inflation rate adopted was 5% for all years presented.

The discount rates and expected long-term rate of return on assets remained unchanged since 2002, as management believes the rate of 8% more adequately reflects CBS’s assets’ profitability and Brazil’s projected economic scenario.

Funded status

	Dec 31, 2003	Dec 31, 2004

Actuarial present value of:
Vested benefit obligation	325	382
Non-vested benefit obligation	17	1

Total accumulated benefit obligation	342	383

Projected benefit obligation	343	384
Fair value of plan assets	(212)	(269)

Unfunded position	131	115
Net actuarial gain	93	111

Accrued pension cost liability	224	226

As a result of a general salary increase granted by CSN at the time of its privatization and a decline in the value of CBS’s assets, CBS had substantial unfunded projected defined benefit obligations. In August 2002, the Secretaria da Previdência Complementar – SPC, approved a proposal for the payment of the unfunded projected obligations, replacing and supplementing an agreement in place since January 1996. Under the new agreement, CSN, as the plan’s sponsor, is paying the unfunded projected defined benefit obligations in monthly installments over 20 years, beginning in June 2002. Under the new agreement, CSN is also obligated to make additional payments in the event CBS does not have adequate cash to meet the defined benefit plan’s obligations and will be entitled to a refund of any surplus not required to meet such obligations. The new agreement does not affect CSN’s pension obligations or periodic pension cost reflected in its consolidated financial statements prepared in accordance with US GAAP.

(e) Expected contributions

Defined benefit plan

The expected Company’s contributions for 2005, amounting to R$55.1 million (US$20.8 translated at the December 31, 2004 exchange rate), were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefits payments for 2005, amounting to R$108.1 million (US$39 translated at the December 31, 2004 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The estimated future benefits payments are as follows:

2005	39

2006	40
2007	41
2008	43
2009	44
2010 to 2014	238

Hybrid plan

The expected Company’s contributions for 2005 for the defined benefits portion amount to R$1.5 million (US$0.6 translated at the December 31, 2004 exchange rate) and for the defined contribution portion amount to R$9.5 million (US$3.6 translated at the December 31, 2004 exchange rate).

The estimated future benefits payments are as follows:

2005	2
2006	2
2007	2
2008	2
2009	2
2010 to 2014	16

(f) Migration from defined benefit plan to defined contribution plan

On December 4, 2003, the Deliberative Council of CBS approved the implementation of two important processes:

Reopen the offer to participants in the defined benefit plan to switch to the defined contribution plan. As of December 31, 2004, 397 employees had transferred to the defined contribution plan, representing approximately 82% of the employees that remained as participants in the defined benefit plan.

Retired participants of the defined benefit plan who committed to contribute a percentage of their benefit beyond the normal contribution were offered to limite this extra contribution to 8% of their benefit. At the end of the process 1,800 retired participants had agreed to the proposal, corresponding to 90% of the retired participants that remained in the defined benefit plan.

Curtailment/ settlement reconciliation as of January 1, 2004.

	Before	Effect of	After	Effect of	After
	Curtailment	Curtailment	Curtailment	Settlement	Settlement
	(A)	(B)	(C)=(A)+(B)	(D)	(C) + (D)

. Projected Benefit Obligation(PBO)	342	4	346	(25)	321
. Fair Value of Plan Assets	(212)		(212)	25	(187)

. Funded Status	130	4	134		134

Unrecognized Gains (Losses)	94	(4)	90	(6)	84

Accrued (Prepaid Pension Cost)	224		224	(6)	218

  With respect to active participants, the effect of the PBO due to the curtailment (column B) is equal to the difference between values transferred to the defined contribution plan and the previously calculated liability. With respect to retirees that had adhered to the limit of 8% of their additional contributions, the effect would be equal to the difference between the liability calculated after the limitation and the previous liability.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

  The effect of settlement (column D) over the PBO, as well as over the plan assets is identical, both of them being reduced by the portion of the assets transferred to the defined contribution plan.
  The portion of the Unrecognized (Gains)/Losses to be immediately recognized due to the settlement (column D) equals the settlement ratio (calculated as described by FASB statements) multiplied by the total Unrecognized (Gains)/Losses.

17 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Amounts paid on dismissal totaled US$6, US$4 and US$6 for the years ended December 31, 2002, 2003 and 2004, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

18 Commitments and contingencies

(a) Accruals and deposits

CSN and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company’s results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has recorded an accrual for losses. The contingencies amounting to approximately US$200 for which an adverse outcome was evaluated as possible, as per SFAS 5, were not accrued.

The accruals for contingencies and the related legal deposit balances are as follows:

	As of December 31, 2003		As of December 31, 2004

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		2		3
Civil		1		3

		3		6

Long-term
Labor	6	21	12	45
Civil		16		25
Tax
IPI		56		268
Social contribution	53	15	83	131
Income tax	76	149	81	151
PIS/COFINS Law No. 9,718/99		78		98
CPMF		65		105
Other tax	24	50	41	71
Other	14	26	2	74

	173	476	219	968

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The amounts presented in the notes below refer to the parent company, since the accruals for contingencies relating to subsidiaries are not considered significant by management.

Labor contingencies

For 2004, these are primarily represented by 5,400 (2,900 in 2003) labor claims in which CSN is the defendant. For 2004, the amount of the accrual for these contingencies was US$45 (US$21 in 2003). Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by CSN.

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

The higher increase in labor claims has originated from lawsuits relating to severance payable by CSN as discussed above.

Civil

These are mainly claims for indemmities among the civil judicial processes in which the Company is involved. Such proceedings, in general, originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, until December 31, 2004 the Company accrued the amount of US$25 (US$16 as of December 31, 2003).

Tax contingencies

•   Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to a tax credit with respect to the acquisition of the Company´s goods that were exempted, immune, non-taxed goods, or taxed at zero rate. A preliminary decision was obtained authorizing the use of these credits.

As of December 31, 2004, the accual related to the total credits used to offset IPI tax payable amounted to US$231 (US$56 in 2003). The actual amount payable is updated by Selic (Special System for Settlement and Custody) a Brazilian interest rate for tax purposes.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

•   IPI premium credit over exports

The Company brought an action pleading the right to the IPI premium credit with respect to exports and a favorable decision was obtained authorizing the use of these credits.

As of December 31, 2004, the credits used to offset IPI tax payable amounted to US$37, as updated by Selic.

•   Social contribution and income tax

The Company claims that, in connection with the correction of the distortion in the calculation of the basis for the income tax and social contribution as a result of the use of the Consumer Price Index (“IPC”) of January 1989 (referred to as the “Summer Plan”), it is entitled to a refund of 51.87% of the tax liability determined under the Summer Plan. In the first quarter of 2003, the Tribunal Regional Federal – TRF, the regional tax court, confirmed lower court rulings establishing that the percentage to which CSN is entitled is 42.72% (Jan/89) minus the applicable index of 10.14% (Feb/89). As a result, as of December 31, 2002, CSN reversed US$32, or approximately half, of its accrual for this tax liability. CSN is pursuing the balance of its claim. Therefore, the Company has registered as of December 31, 2004, a provision in the amount of US$23 (US$21 in 2003).

In February 2003, the Company was assessed by tax authorities based on its prior years’ social contribution and income tax. On August 21, 2003, the Federal Revenue Agency canceled such tax assessment but, in November 2003, the Company was reassessed, on the same matter. Therefore, the Company has recorded an accrual as of December 31, 2004 in the amount of US$144 (US$143 in 2003).

The Company filed an action questioning the assessment of social contribution on income in respect of export revenues, based on the Constitutional Amendment nº 33/01. On March 10, 2003 the Company obtained an initial decision authorizing the exclusion of export revenues from the calculation, as well as offsetting amounts paid on these revenues from 2001. On December 31, 2004, the offsetting amounts were US$115, which includes legal costs.

•   PIS/COFINS–Law No. 9,718/99

CSN is appealing the legality of Law No. 9,718/99, which increased the PIS and COFINS (social financial contribution tax) calculation basis and imposed this tax on the revenue of CSN. The amount of this accrual was US$98 at December 31, 2004 (US$78 at December 31, 2003). CSN obtained a favorable verdict in the lower court and the suit is going through a compulsory review by the TRF.

•   CPMF- Provisional contribution on financial activities tax

CSN has been appealing the CPMF (Provisional Contribution on Financial Activities) tax since the promulgation of Constitutional Amendment No. 21/99. The amount of this accrual was US$105 as of December 31, 2004 (US$65 as of December 31, 2003). CSN obtained a favorable verdict in the lower court and the suit is on appeal to the TRF. The most recent precedents by the courts have not been favorable to CSN’s position. A loss is probable.

•   Other tax accruals

Other tax accruals relate to a variety of disputes. No single group of similar claims constitutes more than 5% of total accruals.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(b) Other commitments and contingencies

•   Anti-trust penalty

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

•   Environmental Regulation

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

The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, the Company is subject to municipal environmental laws and regulations. While the Brazilian Government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant that complement the standards and regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of the Company’s facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

The Company records an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company does not anticipate that costs for environmental lawsuits, to the extent not previously accrued, will have a material adverse effect on its consolidated financial position. The accrual for environmental contingencies in the amount of R$ 11 million (US$4) relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989; fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks; and provisional costs on environmental remediation that applies to old landfill’s liabilities around the main steelworks .

The Company operates a corporate environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001 requirements. The Company received the ISO 14001 Certificate for its iron ore mining operations in December 2000 and for its steelmaking units and limestone mining operations in December 2002. All certifications have been periodically renewed.

Since privatization, the Company has invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2002 – R$123.0 million (US$42.1 million); 2003 - R$151.2 million (US$51); 2004 – R$159.4 million (US$54.4). Of the R$159.4 million (US$54.4) spent in 2004, capital expenditures constituted R$11.7 million (US$4.0) and environmental maintenance and operating costs constituted R$147.7 million (US$50.5) .

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The Company signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the State of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”). Under the last amendment of this accord, the Company was obligated to make over three years expenditures aggregating R$181 million (US$101) on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. The Company also agreed in the amendment to spend R$14 million (US$5) to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”), which is fully accrued.

The Accord was considered completed by the Rio de Janeiro State Environmental Authority in May 2003. Between July and October, all operations permits of Presidente Vargas Steelworks were recovered, and remain valid for 5 years. The Company had invested under the FEEMA Accord an aggregate of R$263.6 million (US$125.4 based on the average exchange rate at the date of the cash disbursement), completing all 130 items, and spent R$13 million (US$6.2) on new infrastructure and community services. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and the Company’s continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20) have been dismissed as of December 2003. During 2004, the procedure to dismiss the remaining two thirds of these environmental fines was suspended, but the Company believes these remaining fines will eventually be dismissed.

From 2002 to 2004, soil investigations were made in the neighboring areas of Presidente Vargas Steelworks at Volta Redonda, as a consequence of the FEEMA Accord. These areas had received landfills of solid waste from operations. The survey pointed out two areas of land that require environmental remediation. The clean-up activities are planned to be implemented until the end of 2010, at a projected total cost of R$25 million (US$8.6), which is fully accrued.

The Company also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, the Company invested R$1.4 million (US$0.8) in an environmental quality program designed to preserve the environment and provide assistance to the Volta Redonda community. The program’s priority is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program, requiring total expenditures of R$16.4 million (US$5.6), has been suspended since 2000 as a result of an appeal by the state public attorney’s office, and it is still awaiting a court’s final decision.

On November 30, 2001, the Company entered into a commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State, Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which it undertook to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations by May 31, 2004. The Company was unable to meet the deadline due to, among other things, a weather-related accident and has requested an extension of the deadline. An amendment to this “SEMADS Accord” was signed on May 28th, 2004, and extends the deadline for the completion to December 2006. Pursuant to the SEMADS Accord, the Company has already installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the original SEMADS Accord was approximately R$4.6 million (US$1.6); the additional obligations amount to approximately R$5.1 million (US$1.8) . Approximately R$2.3 million (US$0.8) remains to be spent and is fully accrued.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Prior to 1990, the Company operated coal mining facilities in the Santa Catarina State. As a part of these operations, it and other companies used waste ponds, as well as landfills for sulfur containing solid wastes. The state environmental authority has required 11 mining Companies – CSN among them – and the Federal Government to take environmental corrective actions to restore the waste ponds and landfill areas. CSN has developed and has begun to implement a restoration plan consisting of 13 Consent Orders signed with the Santa Catarina State Environmental Authority, with a total projected cost of approximately R$20 million (US$6.8) which R$11 million (US$4.1) are accrued. In 2001, this effort remedied the first areas with good results. The aggregate expenditures on this remediation in the last three years were R$0.7 million (US$0.2) in 2002; R$2.4 million (US$ 0.8) in 2003 and R$4.2 million (US$1.4) in 2004.

19 Guarantees

The parent company provides guarantees on obligations of its subsidiaries to third parties. The parent company has also provided guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in	Expiration Date	Conditions
		USD '000)

CFN - Companhia Ferroviaria do Nordeste	R$	6.8	Oct 3, 2005	Join guarantee of BNDES financing
Cia Metalic Nordeste	R$	1.8	May 15, 2008	Invoices/ guarantee given to Banco Santos referring to contracts for the financing of equipment
Cia Metalic Nordeste	R$	2.7	Jan 27, 2003 to Jan 30, 2006	Invoices/ guarantee given to BEC Provin and ABC Brasil referring to working capital contracts
Cia Metalic Nordeste	R$	7.6	Jan 15, 2006	Guarantee given to the BNDES, for contracts referring to financing of machinery and equipment
CSN Iron	US$	79.3	Jan 06, 2007	Promissory Note of Eurobond operation
CSN Island III	US$	75.0	Apr 21, 2005	Installment of guarantee by CSN in Bond issuance
CSN Island V	US$	150.0	Jul 07, 2005	Installment of guarantee by CSN in Bond issuance
CSN Island VII	US$	275.0	Dec 09, 2008	Installment of guarantee by CSN in Bond issuance
CSN Island VIII	US$	550.0	Dec 16, 2013	Installment of guarantee by CSN in Bond issuance
CSN Island IX	US$	200.0	Jan 15, 2015	Installment of guarantee by CSN in Bond issuance
CSN Overseas	US$	20.0	Oct 29, 2009	Installment of guarantee by CSN in Promissory Notes issuance
Inal	R$	1.4	Mar 15 and Apr 15, 2006	Guarantee for equipment financing
Inal	US$	1.4	Mar 26, 2008	Guarantee for equipment financing
Sepetiba Tecon	US$	33.5	Dec 30, 2004 to Sep 15, 2013	Guarantee for equipment acquisition and implementation of terminal financing
CFN - Companhia Ferroviaria do Nordeste	R$	8.7	Apr 5, 2005	Join guarantee of BNDES financing
CFN - Companhia Ferroviaria do Nordeste	R$	9.0	Nov 13, 2009	Join guarantee of BNDES financing

Other commitments

The Company makes investments through participation in consortia formed by CSN and Taquari, for the development or operation of concessions in CFN - Companhia Ferroviaria do Nordeste, granted by government entities. Under Brazilian law, each member of such a consortium is jointly and severally liable for the obligations arising from the concession.

20 Segment and geographical information

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The Company has five officials on its Board of Executive Officers (including the Chief Executive Officer) reporting to the CEO. Each one of them is responsible for a sector: Operations, Commercial, Infrastructure/ Energy, Investments and Subsidiary Administration.

The Chief Executive Officer is responsible for finance operations, legal, corporate human resources, CBS (CSN’s Pension Fund) and procurement. The Operations Executive Officer is responsible for the manufacturing of CSN’s steel, steel products and information technology. The Commercial Executive Officer is responsible for the sales and marketing of CSN’s steel products. The Infrastructure/Energy Executive Officer is responsible for the Company’s mines, investments in logistics (railways and ports), real estate, logistics and power generation. The Investments Executive Officer is responsible for future capacity expansions and opportunities in the international markets analysis, as well as for investor relations and accounting controls. The Subsidiary Administration Executive Officer is responsible for communications, CSN Foundation and for the affiliated companies.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the accounting practices adopeted in Brazil together with certain relatively minor intersegment allocations.

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2002

		Corporate	Infrastructure/ Energy
		and
	Steel	Investments		Consolidated

Results
Revenues
Domestic sales	1,534		36	1,570
Export sales	599			599
Sales taxes, discounts, returns and
allowances	(327)			(327)
Cost and operating expenses	(1,250)		(28)	(1,278)
Financial income		466		466
Financial expenses		(219)		(219)
Foreign exchange and monetary loss		(1,087)		(1,087)
Other non-operating income		(30)		(30)
Income taxes		215		215
Equity in results of affiliated companies	(26)	(7)	(38)	(71)

Net income (loss)	530	(662)	(30)	(162)

Other information
Total assets	2,700	809	146	3,655

Capital expenditures	256	1	7	264
Investments in affiliated companies			5	5
Goodwill			3	3
Depreciation and amortization expenses	(122)			(122)

Sales by geographic area

Asia	70			70
North America	216			216
Latin America	102			102
Europe	155			155
Others	56			56

Export sales	599			599
Domestic sales	1,534		36	1,570

Total	2,133		36	2,169

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2003

		Corporate	Infrastructure/ Energy
		and
	Steel	Investments		Consolidated

Results
Revenue
Domestic sales	1,837		6	1,843
Export sales	1,077			1,077
Sales taxes, discounts, returns and
allowances	(371)		(1)	(372)
Cost and operating expenses	(1,840)		(22)	(1,862)
Financial income		(260)		(260)
Financial expenses		(304)		(304)
Foreign exchange and monetary gain		426		426
Other non-operating income		14		14
Income taxes		(37)		(37)
Equity in results of affiliated
companies	4		5	9

Net income (loss)	707	(161)	(12)	534

Other information
Total assets	3,438	1,401	178	5,017

Capital expenditures	180		30	210
Investments in affiliated companies	36		19	55
Goodwill	26		4	30
Depreciation and amortization
expenses	(112)		(7)	(119)

Sales by geographic area

Asia	125			125
North America	387			387
Latin America	185			185
Europe	280			280
Others	100			100

Export sales	1,077			1,077
Domestic sales	1,837		6	1,843

Total	2,914		6	2,920

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2004

		Corporate	Infrastructure/ Energy
		and
	Steel	Investments		Consolidated

Results
Revenue
Domestic sales	2,895			2,895
Export sales	1,008			1,008
Sales taxes, discounts, returns and
allowances	(819)			(819)
Cost and operating expenses	(1,722)			(1,722)
Financial income		(126)		(126)
Financial expenses		(384)		(384)
Foreign exchange and monetary gain		249		249
Other non-operating income		(6)		(6)
Income taxes		(291)		(291)
Equity in results of affiliated companies.	2		49	51

Net income (loss)	1,364	(558)	49	855

Other information
Total assets	4,468	1,397	292	6,157

Capital expenditures	154		24	178
Investments in affiliated companies	41		147	188
Goodwill	41		4	45
Depreciation and amortization expenses	(128)		(11)	(139)

Sales by geographic area

Asia	65			65
North America	604			604
Latin America	79			79
Europe	230			230
Others	30			30

Export sales	1,008			1,008
Domestic sales	2,895			2,895

Total	3,903			3,903

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Revenues by steel products from export sales:

	Metric Tons (in thousands) (unaudited)			U.S.Dollars

	2002	2003	2004	2002	2003	2004

Export sales
Slabs	345	361	44	78	130	24
Hot-rolled	482	750	417	123	296	247
Cold-rolled	157	138	96	41	66	90
Galvanized	461	329	576	194	285	430
Tin Mill	363	387	312	163	300	217

Total	1,808	1,965	1,445	599	1,077	1,008

21 Related parties

Transactions with related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts. Banco Fibra is used by the Company in its foreign currency swap arrangements and management of an exclusive investment fund and receives a commission for these services.

Balances at December 31, 2003 and 2004 and transactions for the years ended December 31, 2002, 2003 and 2004 with related parties are as follows:

			2002

			Expenses
	Assets	Liabilities	(Revenues)

Sepetiba Tecon	5		6
MRS Logística	1	15	40
Ferrovia Centro-Atlântica			11
GalvaSud	7		(39)
CBS		179	12
Fundação CSN			1
Private Investments Funds	67	18

Total	80	212	31

			2003

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística		13	54
GalvaSud	3		(64)
Itá Energética	15		44
CFN	17
Lusosider	23
CBS		224	14
Fundação CSN			1
Private Investments Funds	456	29

Total	514	266	49

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

			2004

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	11	6	56
GalvaSud			(12)
Itá Energética	1		46
CFN	20
Lusosider	29
CBS		226	21
Fundação CSN			3
Private Investments Funds	717	5	84

Total	778	237	198

22 Derivatives

22.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2003 and December 31, 2004, US$2,102 and US$2,399, respectively; of the Company’s debt was basically denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

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

For the year ended December 31, 2004, a net unrealized loss of US$17 (gain of US$26 on December 31, 2003 and loss of US$7 on December 31, 2002), net of income tax effects of US$9 (US$13 on December 31, 2003 and US$4 on December 31, 2002), was recorded in the statements of income under others within non-operating income (expenses), net, as a consequence of changes in the fair value of derivative financial instruments.

On December 31, 2004, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount	Gain (loss)

Foreign Exchange swap	Jan 2nd and Jan 12th, 2005	US$ 30.7	(US$13.7)
Equity swap(*)	July 28th, 2006	US$ 49.2	US$130.1
NDF (non deliverable forwards)–
contracted by exclusive funds	Feb 1st, 2005	US$150	(US$3.6)

US Dollar Futures contracts – contracted
by exclusive funds	Feb 1st, 2005	US$ 1,003	(US$ 9.6)

(*) Refers to non-cash swap under which, at the end of the contract, the counterparty remunerates at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 7.5% per annum.

22.2 Detailed transactions

a) Foreign exchange swap agreements–U.S. dollars

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the Interbank deposit certificate-CDI. The notional amount of these swaps aggregated on December 31, 2004 was US$30.7 (US$1,286 on December 31, 2003). The significant decrease in the notional amount of cross currency swaps was largely caused by (i) the maturity of most of the swap transactions during 2004, which accounted for a realized loss of US$162 and (ii) the decision of the Company to use future contracts as its primary hedging instrument. The contracts outstanding at December 31, 2004 and 2003 were as follows:

Issued	Maturity	Market			Issued	Maturity	Market
date	Date	Value			date	date	Value

		2002	2003	2004			2002	2003	2004

04/18/02	04/29/03	2.1			07/26/02	02/25/03	0.8
04/18/02	04/29/03	5.4			07/26/02	06/27/03	0.8
04/19/02	04/29/03	2.2			07/26/02	04/15/03	8.8
04/22/02	01/20/03	1.3			07/26/02	04/15/03	1.8
04/24/02	04/29/03	3.1			07/26/02	04/01/03	9.1
04/25/02	04/29/03	6.2			07/26/02	04/01/03	1.8
04/25/02	03/25/03	4.3			07/26/02	04/29/03	0.9
04/29/02	02/25/03	2.2			07/26/02	03/25/03	0.9
05/15/02	05/09/03	0.7			07/26/02	03/18/03	12.1
06/06/02	06/02/03	0.6			07/26/02	02/25/03	1.7
06/26/02	01/02/03	0.3			07/26/02	02/25/03	3.5
07/02/02	06/27/03	0.8			08/07/02	08/04/03	0.6
07/03/02	05/29/03	0.8			08/29/02	02/24/03	0.3
07/25/02	07/21/03	4.1			09/03/02	08/08/03	0.4
07/25/02	07/18/03	1.4			09/11/02	03/10/03	7.8
07/26/02	04/01/03	3.5			09/11/02	03/10/03	0.7
07/26/02	04/01/03	1.7			09/11/02	03/10/03	1.0
07/26/02	04/15/03	1.7			10/09/02	03/25/03	(0.1)
07/26/02	04/15/03	2.6			11/01/02	10/27/03	(0.6)
07/26/02	04/15/03	1.7			11/29/02	07/01/04	2.8
07/26/02	04/15/03	2.6			12/02/02	02/03/03	(0.2)
07/26/02	04/01/03	3.5			12/02/02	02/03/03	(0.4)
07/26/02	03/25/03	1.7			12/02/02	06/02/03	(0.9)
07/26/02	03/25/03	1.7			12/03/02	06/02/03	(0.4)
07/26/02	03/25/03	0.9			12/03/02	06/02/03	(0.4)
07/26/02	02/25/03	1.7			12/12/02	06/10/03	(0.4)
01/09/03	01/02/04		(2.6)		05/30/03	05/24/04		(2.8)
01/17/03	01/02/04		(4.5)		06/04/03	05/31/04		(0.8)
01/20/03	01/02/04		(8.1)		06/04/03	05/31/04		(0.8)
02/03/03	01/02/04		(3.3)		06/04/03	07/01/04		(1.5)
02/24/03	02/02/04		(5.3)		06/05/03	05/31/04		(1.7)
03/05/03	01/02/04		(5.2)		06/05/03	06/01/04		(1.6)
03/05/03	01/03/05		(2.7)	(8.4)	06/24/03	06/17/04		(3.1)
03/07/03	03/01/04		(19.3)		06/24/03	06/18/04		(2.1)
03/10/03	03/01/04		(19.9)		06/25/03	06/17/04		(2.3)
03/10/03	07/15/04		(2.9)		06/25/03	06/18/04		(1.4)
03/17/03	02/02/04		(26.3)		06/26/03	06/16/04		(1.7)
03/17/03	03/18/04		(4.5)		06/30/03	06/23/04		(0.3)
03/18/03	04/01/04		(2.1)		07/16/03	07/01/04		(0.5)
03/18/03	07/01/04		(1.7)		07/16/03	07/09/04		(2.7)
03/24/03	03/18/04		(5.8)		07/16/03	07/12/04		(1.0)
03/25/03	03/18/04		(4.3)		07/17/03	08/12/04		(0.7)
03/31/03	01/23/04		(5.8)		07/18/03	05/19/04		(0.9)
03/31/03	03/18/04		(3.2)		07/18/03	07/09/04		(0.6)
03/31/03	04/01/04		(8.3)		08/01/03	05/19/04		(1.2)
03/31/03	07/15/04		(4.9)		08/01/03	09/16/04		(0.8)
04/14/03	07/01/04		(1.7)		08/01/03	11/10/04		(0.7)
04/15/03	07/01/04		(1.6)		08/07/03	04/01/04		(0.4)
04/25/03	07/01/04		(1.7)		08/12/03	08/04/04		(0.9)
04/25/03	08/12/04		(0.9)		08/12/03	08/05/04		(1.0)
04/30/03	10/13/04		(0.5)		08/12/03	08/06/04		(2.1)
05/13/03	05/10/04		(1.2)		08/12/03	08/09/04		(1.2)
05/13/03	12/15/04		(0.2)		08/14/03	04/01/04		(1.6)
05/14/03	05/03/04		(3.4)		08/14/03	01/12/05		(1.2)	(5.3)
05/15/03	05/03/04		(3.5)		10/31/03	10/25/04		(0.1)
05/29/03	04/01/04		(5.4)		11/28/03	07/01/04		(0.7)
					11/28/03	10/01/04		(0.2)
Total							111.2	(199.4)	(13.7)

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

b) Non Deliverable Forwards (NDF)

On December 31, 2004, the Company also had local NDFs (non-deliverable forwards) registered at CETIP (a local clearing house) with a market value of US$3.6 (loss). These contracts will mature on February 1, 2005 and have an aggregated notional of US$150. The average forward exhange rate for these contracts is R$2.7523 to US$1.

c) Foreing Exchange Future Contracts

As of December 31, 2004, the Company had a long position of 20,015 contracts under U.S. dollar futures listed on BM&F (Bolsa de Mercadorias e Futuros - the Brazilian derivatives exchange): this is equivalent to US$1,003. The market value of these contracts amounts to US$9.6 (loss) as of December 31, 2004: as the value date always occurs on the following day, the value of the contract is reset to zero after the market closes and there is a cash provision to be settled on the next day.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

d) Equity swap agreements

The contracts outstanding at December 31, 2003 and 2004 were as follows:

Issued date	Maturity date	Volume	Receivable		Payable		Market value

			2003	2004	2003	2004	2003	2004

04/07/2003	07/28/2006	35.8	96.5	137.7	(38.9)	(44.1)	57.6	93.6
04/09/2003	07/28/2006	5.6	15.0	21.4	(6.1)	(6.9)	8.9	14.5
04/10/2003	07/28/2006	2.0	5.4	7.7	(2.1)	(2.4)	3.3	5.3
04/11/2003	07/28/2006	1.0	2.8	4.0	(1.1)	(1.3)	1.7	2.7
04/28/2003	07/28/2006	1.1	2.7	3.8	(1.2)	(1.3)	1.5	2.5
04/30/2003	07/28/2006	0.1	0.2	0.3	(0.1)	(0.1)	0.1	0.2
05/14/2003	07/28/2006	0.2	0.5	0.7	(0.2)	(0.2)	0.3	0.5
05/15/2003	07/28/2006	0.4	1.1	1.6	(0.5)	(0.5)	0.6	1.1
05/19/2003	07/28/2006	1.0	2.8	4.1	(1.1)	(1.3)	1.7	2.8
05/20/2003	07/28/2006	0.3	0.7	1.0	(0.3)	(0.3)	0.4	0.7
05/21/2003	07/28/2006	0.4	1.2	1.7	(0.4)	(0.5)	0.8	1.2
05/22/2003	07/28/2006	0.3	1.0	1.4	(0.3)	(0.4)	0.7	1.0
05/28/2003	07/28/2006	0.4	1.2	1.7	(0.5)	(0.5)	0.7	1.2
05/29/2003	07/28/2006	0.4	1.2	1.7	(0.4)	(0.5)	0.8	1.2
06/05/2003	07/28/2006	0.1	0.3	0.4	(0.1)	(0.1)	0.2	0.3

Total		49.1	132.6	189.2	(53.3)	(60.4)	79.3	128.8

The net unrealized gain related to these contracts amounted to US$128.8 as of December 31, 2004 (US$79.3 in 2003).

23 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The financial instruments recorded in the parent Company’s balance sheet as of December 31, 2003 and 2004, in which market value differs from the book value, are as follows:

		Book Value		Fair Value

	2003	2004	2003	2004

Loans and financing (short and long term)	2,803	2,844	2,861	2,773

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on December 31, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian reais, as of December 31, 2004, US$2,362 of the Company’s consolidated loan and financing debt were denominated in foreign currency (US$2,087 in 2003). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and FX option agreement, as well as investing of a great part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(b) Credit Risk

The credit risk exposure with financial instruments is managed through the restriction of counterparties in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparties is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that CSN adopts to minimize occasional problems with its trade partners. Since part of the Company’s funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

24 Subsequent events

(a) Offering

On January 21, 2005, the Company’s subsidiary Islands IX, issued US$ 200 in notes. These notes mature in 2015, and pays an interest at a rate of 10% per annum. The funds obtained in this issuance were used for working capital, hence increasing the Company´s liquidity.

(b) CSN and CVRD Agreement Sales of Iron Ore

On March 21, 2005, the Company and CVRD executed a purchase and sale agreement regarding a total of 54,700 thousand tons of iron ore, produced in Casa de Pedra mine with Asia as its final destination.

This agreement is the first long term sale of iron ore due to the expansion of Casa de Pedra mine and it marks the beginning of the sales of iron ore in large scale. The commercial conditions of the agreement closed with CVRD are subject to the international market.

(c) BNDES Participações S.A. – BNDESPAR

In April 2005, BNDESPAR increased its stake in CSN to 18,085,295 shares (equivalent to 6.30% of total capital stock as of this date), as a result of the exchange of the debentures of Vicunha Siderurgia S.A. for shares which were owned by Vicunha Siderurgia S.A., according to the terms and conditions of the deed of debentures of Vicunha Siderurgia S.A. After such transaction, Vicunha Siderurgia stake of the company decreased from 46.48% to 40.53% .

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

(d) ERSA –Estanho de Rondônia S.A - ERSA

On April 7, 2005, the Company executed a share purchase and sale agreement between Companhia Estanho de Rondônia (ERSA) and BRASCAN Brasil Ltda. for the acquisition of all ERSA’s shares.

The amount of the acquisition was US$38 of which US$29 was paid upon the transfer of ERSA’s shares to CSN and the amount of US$9 will be paid at the end of 2005, upon the occurrence of certain events.

This transaction is being accounted for using the purchase method in accordance with SFAS141, with the purchase price being allocated to the assets acquired and liabilities assumed based on the respective fair value. Such allocation will be completed during 2005.

(e) Share Buyback

On December 21, 2004, CSN's Board of Directors approved a new purchase of up to 5,000,000 common shares of the Company, to be held in treasury for subsequent sale and/or cancellation, in conformity with Article 3 of CVM Instruction # 10/80, through trading at the São Paulo Stock Exchange (BOVESPA), for 180 days starting on December 22, 2004. In March 2005, the Company bought 950,000 shares at an average price of US$23.94 per share.

(f) Payment of dividends and interests on stockholders´ equity (Amounts translated into US$ at the current exchange rate at December 31, 2004).

In April 2005, the Company, at its annual stockholders' meeting, declared a dividend of R$2,029 million (US$764). This dividend and the amount of R$239 million (US$90)of interest on stockholders' equity accrued as of December 31, 2004 will be paid on June 14, 2005, resulting in an aggregate payment of US$896 or US$3.2 per share.

* * * *