Form 20-F/A
period 2004-12-31
NATIONAL STEEL CO
filed 2005-07-18
CIK 1049659

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

286,917,045 common shares, with no par value including 10,023,599 shares held in treasury

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

Item 17            Item 18

This annual report on Form 20-F is based upon our annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on June 30, 2005. This Form 20-F contains certain non-material changes compared to our annual report on Form 20-F filed with the SEC on June 30, 2005.

OMITTED ITEMS OF FORM 20-F ARE EITHER NOT REQUIRED IN A FORM 20-F FILED AS AN ANNUAL REPORT UNDER THE EXCHANGE ACT, NOT APPLICABLE OR RESERVED.

i

INTRODUCTION

     Unless the context otherwise requires, references to "we", "us", "our" or "CSN" in this Annual Report on Form 20–F (the "Annual Report") are references to Companhia Siderúrgica Nacional and its consolidated subsidiaries, and references to the "Brazilian government" are references to the federal government of the Federative Republic of Brazil. References to the "real", "reais" or "R$" are to Brazilian reais, the official currency of Brazil. References to "U.S. dollars" and "US$" are to the currency of the United States of America. In this Annual Report, "billions" means thousands of millions, "km" means kilometers, "tons" means metric tons and "MW" means megawatts.

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

  protectionist measures imposed by steel- importing countries; and

  raw material availability.

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

     As described more fully in Note 1(a) of our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been translated from the Brazilian real amounts in accordance with the criteria set forth in the U.S.Financial Accounting Standards Board's Statement of Financial Accounting Standards no. 52, "Foreign Currency Translation", at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this Annual Report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an "SFAS".

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

     The Commercial Market rate published by the Central Bank on December 31, 2004 was R$2.6544 per US$1.00. The Commercial Market rate published by the Central Bank on June 6, 2005 was R$2.4576 per US$1.00.

PART I

Item 3: Key Information

A. Selected Financial Data

     The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been derived from our audited consolidated financial statements, which appear in "Item 18. Financial Statements". The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including their notes, and "Item 5. Operating and Financial Review and Prospects". Also see "Presentation of Financial and Other Information" of this Annual Report. In addition, the following table presents selected consolidated financial data as of December 31, 2000, 2001 and 2002, and for each of the two years in the period ended December 31, 2001, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars in a manner consistent with the information set forth in our audited consolidated financial statements, and which are not included in this annual report.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of US$, except per share data)
Income Statement Data:
Operating revenues
Domestic sale	2,029	1,860	1,570	1,843	2,895
Export sales	354	218	599	1,077	1,008

Operating revenues	2,383	2,078	2,169	2,920	3,903

Net operating revenues(1)	1,946	1,716	1,842	2,548	3,084
Cost of products sold	1,115	958	994	1,457	1,407

Gross profit	831	758	848	1,091	1,677
Operating expenses
Selling	127	82	127	176	156
General and administrative	117	109	110	96	109
Others	74	73	47	133	50

Operating expenses	318	264	284	405	315

Operating income	513	494	564	686	1,362
Non-operating income (expenses), net
Financial income (expenses), net	(157)	(289)	247	(564)	(510)
Foreign exchange and monetary gain (loss), net	(127)	(396)	(1,087)	426	249
Gain on sales of long-term investments(2)	—	643	—	—	—
Others	(19)	36	(30)	14	(6)

Non-operating income (expenses), net	(303)	(6)	(870)	(124)	(267)

Income (loss) before income taxes, equity in
results of affiliated companies,
extraordinary item and cumulative effect
of a change in accounting principle	210	488	(306)	562	1,095
Income tax expense (benefit)
Current	104	(2)	(25)	125	289
Deferred	(87)	(48)	(190)	(88)	2

Income tax expense (benefit) net	17	(50)	(215)	37	291
Equity in results of affiliated companies	80	(30)	(71)	9	51

Income (loss) before extraordinary item and
cumulative effect of a change in accounting
principle	273	508	(162)	534	855
Extraordinary item, net of income taxes(3)	—	13	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	6	—	—	—

Net income (loss)	273	527	(162)	534	855

Per common share:(5)
Income (loss) before extraordinary item and cumulative effect
of a change in accounting principle	0.95	1.77	(0.56)	1.86	3.02
Extraordinary item, net of income taxes(3)	—	0.05	—	—	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	0.02	—	—	—

Net income (loss)	0.95	1.84	(0.56)	1.86	3.02

Weighted average number of common shares outstanding (in
thousands)	286,917	286,917	286,917	286,917	283,476

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of US$, except per share data)
Balance Sheet Data (end of period):
Current assets(6)	2,443	1,313	1,590	2,310	2,907
Property, plant and equipment, net	2,025	2,062	1,527	1,874	2,143
Investments in affiliated companies and
other investments(6)	245	79	8	85	233
Other assets	391	600	530	748	874

Total assets	5,104	4,054	3,655	5,017	6,157

Current liabilities	1,898	1,445	1,732	1,228	1,216
Long-term liabilities(7)	2,029	1,863	1,416	2,982	3,615
Stockholders' equity	1,177	746	507	807	1,326

Total liabilities and stockholders' equity	5,104	4,054	3,655	5,017	6,157

Other Data:
Cash flows from operating activities	535	210	806	569	324
Cash flows from investing activities(8)	(547)	792	(319)	(248)	(335)
Cash flows from financing activities(8)	(45)	(1,251)	(348)	495	(380)
Adjusted EBITDA(9)	713	684	733	938	1,551
Dividends declared and interest on
stockholders' equity(10)	470	831	143	258	253
Dividends declared and interest on
stockholders' equity per common share(10)	1.64	2.90	0.50	0.90	0.89
________________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)	During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A. – Valepar through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See notes (6) and (8) below.
(3)	The extraordinary items in 2001 represent gains on the repurchase of Eurodollar notes.
(4)	Effect of the adoption of SFAS no. 133. See Note 20 of our consolidated financial statements.
(5)	Effective May 31, 2004, we reverse split our common shares, so that each 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represents one share after giving effect to the split. All share data contained in this Annual Report have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.
(6)	Upon contracting for the sales of our investments in Light and Valepar in 2000, we moved the investments, aggregating US$849 million, from investments in affiliated companies and other investments to investments for sale in current assets. See note (2) above and note (8) below.
(7)	Excluding the current portion of long-term debt.
(8)	In 2001, cash flows from investing activities include US$1,293 million of proceeds from the sale of our investments in Light and CVRD (see Notes (2) and (6) above), and cash flows from financing activities reflects the payment of US$1,227 million of dividends and interest on stockholders' equity with a portion of the proceeds from the sale of those investments. The difference between the proceeds from the sales of our investments in Light and CVRD reflected in our cash flows from investing activities and the aggregate sale price of what we received is a translation adjustment resulting from the depreciation of the real against the U.S. dollar between December 31, 2000 and the respective financial closings, which is reflected in translation adjustments for the year in our statement of changes in stockholders' equity for 2001.
(9)	Adjusted EBITDA consists of operating income plus depreciation and other operating expenses. The following table reconciles net income and Adjusted EBITDA:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Adjusted EBITDA	713	684	733	938	1,551
Less:
Depreciation and amortization	126	117	122	119	139
Other expenses	74	73	47	133	50
Operating income	513	494	564	686	1,362
Non-operating income (expenses), net	(303)	(6)	(870)	(124)	(267)
Income tax expense (benefit)	17	(50)	(215)	37	291
Equity in results of affiliated companies	80	(30)	(71)	9	51
Extraordinary item	—	13	—	—	—
Cumulative effect of a change in accounting principle, net
of income tax	—	6	—	—	—

Net income (loss)	273	527	(162)	534	855

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

     Historically, emerging markets, including Brazil, have experienced devaluation of their currency at various times. In 2002, the Brazilian exchange rate fluctuated from a low of R$2.2709 per US$1.00 to a high of R$3.9552 per US$1.00. On June 6, 2005, the rate was R$2,4576 per US$1.00. The real depreciated against the U.S. dollar approximately 52.3% in 2002, due in part to the continued economic and political uncertainties in Brazil and other emerging markets and the global economic slowdown. In 2003 and 2004, the real appreciated 18.2% and 8.1%, respectively, against the U.S. dollar. In the first quarter of 2005 the real depreciated 1% against the U.S. dollar.

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

     The Central Bank has adopted the inflation targets set forth in the table below as the basic anchor to guide its monetary policy. The inflation target (a central target with a tolerance interval) is based on the Índice de Preços ao Consumidor Amplo – IPCA, measured by the Instituto Brasileiro de Geografia e Estatística – IBGE.

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

Other Changes in the Brazilian Tax Law

     The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. For instance, on October 2003, the Executive Branch issued Provisional Measure no. 135 (which was later converted into Law no. 10,833, of December 2003) pursuant to which, as of February 2004, the social financial contribution tax, or COFINS, for legal entities subject to the real profit regime (such as us) was made non-cumulative and levied at the rate of 7.6% . The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. There can be no assurance that such changes will not occur in the future, or that if they do occur, they will not adversely affect our results of operations, financial condition or prospects.

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

Item 4. Information on CSN

A. History and Development of CSN

1. General

     We are the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America in terms of crude steel production. See "Item 4.B.13.Brazilian Steel Industry". Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products increased in 2004 to 5.6 million and 5.1 million tons, respectively, from 5.3 and 4.8 million tons in 2003.

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

B. Business Overview

1. Business Strategy

     Our mission is to increase value for our shareholders, maintaining our position as one of the world's lowest-cost steel producers while maintaining a high EBITDA margin. With this in mind, we intend to strengthen our position as a global player, optimizing our infrastructure assets (our mines, ports and railways) and their competitive cost advantages.

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

     The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for end-products. The automotive unit markets GalvaSud products and a portion of the galvanized material produced at Presidente Vargas steelworks, using a combined sales strategy. The home appliance, OEM and construction units, in addition to being responsible for these segments, market the steel produced at CSN Paraná.

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

     The following table contains certain information relating to our sales of steel products by destination:

OUR SALES OF STEEL PRODUCTS BY DESTINATION
(In thousands of metric tons and millions of US$)

	2002				2003				2004

		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total

Brazil	3,379	65.1	1,430	70.5	3,066	58.8	1,693	61.3	3,2	70.8	2,699	73.0
Export	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,3	29.2	997	27.0

Total	5,187	100	2,027	100	5,215	100	2,764	100	4,6	100	3,696	100

Exports by Region
Asia	435	8.4	69	3.4	1,273	24.4	124	4.5	149	3.2	62	1.7
North America(2)	761	14.7	215	10.6	141	2.7	386	13.8	598	12.8	602	16.3
Latin America	313	6.0	103	5.1	313	6.0	184	6.7	132	2.8	77	2.1
Europe	250	4.8	155	7.7	365	7.0	278	10.1	437	9.4	228	6.2
All Others	49	1.0	55	2.7	57	1.1	99	3.6	45	1.0	27	0.7

Total Exports	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,3	29.2	997	27.0

________________________________________
(1)	Total operating revenues presented above differ from such amounts in our financial statements because they do not include revenues from non-steel products ( 2002 – US$142 million, 2003 – US$156 and 2004 – US$207).
(2)	Sales to Mexico are included in North America.

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

     In 2004, coal consumption amounted to 3.2 million tons and accounted for approximately 15.1% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year. However, until 2003, we negotiated price and quantity terms through a consortium of Brazilian steel producers (including our main competitors) aiming to obtain the best price for coal. Coal contracts for the year ended June 30, 2003 resulted in an 8% average price reduction for coal compared to the year ended June 30, 2002. Negotiations for the year ended June 2004 were concluded in the beginning of July 2003. We renewed our annual coal supply contracts with an average price reduction of 6%. As of the second half of 2003, we were not able to guarantee 100% of our coal needs through this consortium of Brazilian steel producers; therefore, for this specific period mentioned above, some purchases were done later, which led to an average increase of 13% for the full year end 2003. Given recent coal price increases in the world due to higher consumption in China, we have closed contracts due in April and July 2005, with an average price increase of 50% (FOB).

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

     Until recently, Brazil's railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we have participated in the privatization of certain railway systems. See "Item 4.B.6. Investment Programs—Infrastructure Investments—Railways". We export mainly through the ports of Sepetiba and Rio de Janeiro, and import coal and coke through the Sepetiba Port, all in Rio de Janeiro State. The coal and container terminals have been operated by us since August 1997 and 1998 respectively. See "Item 4.B.6 Investment Programs—Infrastructure Investments—Port Facilities".

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
  Additionally, we spent US$264 million in 2002, US$210 million in 2003 and US$178 million in 2004 to further improve productivity levels and to maintain our operational capacity. The expenditures were for, among other things, equipment revamping, spare parts purchases, building repairs, equipment automation and information technology.

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

     As part of our strategy of exploring other markets for potential expansion, in July 2001 CSN LLC purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for approximately US$55 million and the assumption of US$19 million of debt. We also provided US$100 million for working capital and pre-paid interest. The facility has an annual production capacity of 800 thousand tons of cold-rolled products and 315 thousand tons of galvanized products. Construction of the facility, which cost approximately US$250 million, was completed in January 2000. CSN LLC's parent company borrowed US$175 million in order to finance the acquisition and provide anticipated working capital and interest payments for two years. In October 2003, we repaid the borrowing and acquired CSN LLC's parent company. In the future, we may integrate this facility with a hot-strip mill or secure long-term tolling arrangements. A new hot-rolling facility could require an investment of approximately US$300 million. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them converted into hot coils by American steel companies. In April 2005, the United States granted, with effectiveness pending a final decision, a favorable preliminary decision applicable to CSN LLC's imports of hot-rolled products from us that would remove import duties on these products. In September 2005, the final determination should be released and, if favorable, we will start to send hot-rolled products to CSN LLC instead of slabs, increasing our cost efficiency.

     As part of the same strategy mentioned above, in June 2003, we acquired from Banco Espírito Santo de Investimento S.A., for approximately €10.8 million, a 50% stake in Lusosider, a producer of hot-dip galvanized products and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240 thousand tons of galvanized products and 90 thousand tons of tin plate annually. Its main customers include service centers, food and beverage can making and steel packaging industries. Corus Group plc owns the remaining 50% of Lusosider.

Infrastructure Investments

     We intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments are set forth below.

Electricity Distribution and Generation

     Thermoelectric Co-Generation Power Plant. We completed construction of the 238 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Our US$298 million investment in this project, which represents one of the largest undertakings ever in private thermoelectric power generation in Brazil, was financed entirely with long-term loans from the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian development bank. Since October 2000, the plant has provided the Presidente Vargas Steelworks with approximately 60% of its electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, process steam and blown air for the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. The plant was constructed in accordance with the most stringent international environmental standards, meeting and surpassing applicable Brazilian environmental standards.

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

     Itá has an installed capacity of 1,450 MW, with a firm guaranteed output of 668 MW. The last of five 290 MW units became operational in February 2001.

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

Railways

     Southeastern Railway System. We own 32.2% (18.6% of the voting capital) of MRS Logística S.A., or MRS, which has a lease to operate, through the year 2026, the assets of Brazil's southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais State to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Cosipa and Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais State and coke and coal from the port of Sepetiba in Rio de Janeiro State to the Presidente Vargas Steelworks and transports our exports to the ports of Sepetiba and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Sepetiba, which handles most of our steel exports. Our transport volumes represent approximately 15% of the southeastern railway system's total volume. As of December 31, 2004, US$1,367 million remained payable over the remaining 22-year life of the lease, of which US$1,336 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). While we have joint and several liability with the other principal MRS shareholders for the full payment amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

     Northeastern Railway System. In November 2003, we and the Steinbruch family increased our interests in Companhia Ferroviária do Nordeste, or CFN, which has a lease to operate for a period of 30 years the assets of Brazil's northeastern railway system, to 48.6% each from 32.44%, by purchasing all of CVRD's interest in CFN. Subsequently, we and the Steinbruch family increased our interest to 50% each. The northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2004, US$38 million remained payable over the remaining 22-year life of the lease, of which US$26 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). We and the Steinbruch family have joint and several liability for the full payment amount.

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

     Container Terminal. In November 2003, we increased our interest in Sepetiba Tecon S.A., or TECON, to 100%, with the purchase of CVRD's 50% interest. TECON has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba Port. As of December 31, 2004, US$106.4 million of the cost of the concession remained payable over the next 22-year life of the lease, of which US$61 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). TECON is expected to reach a nominal annual capacity of 600 thousand containers by 2008. We intend to send all of our exports of steel products through this terminal. Approximately 75% of the steel products that we exported in 2004 were shipped through TECON.

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

     The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of the phase two reserve study less the run of mine (ROM) mined in years 2003 and 2004. They have been calculated in accordance with the technical definitions contained in the SEC's Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES

	Proven and Probable Reserves(1)					Mineral Deposits Resources (2) (Hematite and Itabirite)

Mine Name and Location	Ore Tonnage(3) (millions of tons)		Grade(4)	Rock Type	Recoverable Product (5) (millions of tons)	Tonnage (millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	159	212	60.4% Fe	Hematite (70%)	289	Approximately 4,000
Congonhas, Minas Gerais				Itabirite (30%)

	Proven+Probable

Limestone:
Bocaina	86	52%CaO(8)	—	86	N/A
Arcos, Minas Gerais		2%MgO(9)	—
Dolomite:
Bocaina	29	35%CaO(9)	—	29	N/A
Arcos, Minas Gerais		17%MgO(8)	—
________________________________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Mineral Deposits Resources includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
(6)	Proven (measured) reserves means reserves for which: (i) quantity is computed from dimensions revealed in outcrops trenches, workings or drill holes; grade and/or quality are estimated from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.
(7)	Probable (indicated) reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume between points of observation.
(8)	Minimum.
(9)	Maximum.

     We have a 100% ownership interest in each of our mines. In addition, each mine is an "open pit" mine. See the map under "Item 4.D. Property, Plants and Equipment" for the location of the mines in relation to the Presidente Vargas Steelworks.

     Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra mining facility located at Congonhas, Minas Gerais State, 328 km from the Presidente Vargas Steelworks. This mining facility has an installed annual run-of-mine capacity of approximately 21.5 million tons. Based on data available as of December 31, 2004, we estimate that the Casa de Pedra mine has proven and probable reserves of 371 million tons and other mineral deposits (hematite and itabirite) of approximately 4,000 million tons. Among the approved investments that we announced in January 2004 is the expansion of the annual production of the mining facility to approximately 40 million tons, the construction of a six million ton pellet plant and the expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore. These investments are expected to cost approximately US$820 million and to be completed in 2007. Assuming levels of production and quality as expected after completion of the mine expansion, we anticipate that our total iron ore reserves, including proven, probable and a portion of inferred reserves currently being reevaluated, will last for at least the next 20 years.

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

     The following table sets forth the production of crude steel by Brazilian companies:

	2002		2003		2004

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million		(In million		(In million
		tons)		tons)		tons)
Gerdau (1, 2)	5	3.6	1	7.0	1	7.3
CSN	1	5.1	2	5.3	2	5.5
Companhia Siderúrgica de Tubarão – CST(3)	2	4.9	3	4.8	3	5.0
Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas	3	4.6	4	4.5	4	4.7
Companhia Siderúrgica Paulista – Cosipa	4	3.9	5	4.1	5	4.2
Companhia Siderúrgica Belgo Mineira – Belgo(3)	6	2.8	6	2.9	6	3.3
Aços Minas Gerais S.A. – Açominas(2)	7	2.4
Others		2.3		2.5		2.9

TOTAL		29.6		31.1		32.9

________________________________________

Source: Brazilian Steel Institute
(1)	Gerdau is partly integrated, but the bulk of Gerdau's steel production comes from non-integrated plants.
(2)	In 2003, Gerdau merged with Açominas forming Gerdau Açominas, which is now the largest crude steel producer in Brazil.
(3)	Arcelor SA, the world's largest steel producer, owns 63.31% of CST and 58.49% of Belgo, respectively.

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

Competitive Position — Global

     During 2004, Brazil was the eighth largest producer of crude steel in the world; with a production output of 32.9 million tons and a 3.1% share of total world production. Brazil accounted for approximately half of total steel production in Latin America in 2004, approximately twice the size of Mexico's and approximately one-third the size of U.S.' steel production. In 2003, the last year for which comparative data are available, Brazil was the eighth largest steel exporter in the world, behind Japan, Russia, Germany, Ukraine, Belgium-Luxembourg, France and South Korea, and the fourth largest net exporter after Russia, Japan and Ukraine. In 2004, Brazil's 12 million tons of exports of finished and semi-finished steel products accounted for approximately 3.9% of total global steel exports.

     We compete on a global basis with the world's leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin, high demand steel products such as tin mill and galvanized. We have relatively low-cost labor available and own high-grade iron ore reserves that more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our competitive viability in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See "Item 4.B.10. Government Regulation and Other Legal Matters — Anti-Dumping Proceedings" for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

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

     The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant-specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant rather than through regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All our facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

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

     One of the most important remediation projects in 2004 was the ongoing remediation in a suburb of Volta Redonda called "Volta Grande 4". In 2000, a plume with traces of naphthalene was detected from landfills operated by us between 1986 and 1999. The landfills were closed and decommissioned by December 1999. The source of the contamination – a percolate well – was located and cleaned in 2000. A remediation system (pumping and effluent treatment) has been in operation since 2002, at an average operational cost of US$137,000 per annum. Since then, environmental specialists contracted by us developed several studies (chemical analyses and monitoring; hydro-geological evaluations; plume sizing, location and mobility; health hazard and risk assessments; environmental assessments) that showed that there are no actual risks – considering the current land use and the absence of underground water utilization. A study in 2004 made the following conclusions: (1) there is no harm or risk for health and surface waters, as there are no routes that could link contaminants and potential receptors; (2) the remediation system has been efficient; the naphthalene plume was intercepted and concentrations dropped as expected; and (3) remediation is expected to be completed in 2009. These results have been provided to the environmental authorities.

     There are six other decommissioned landfills in the Volta Redonda surroundings and five areas inside the Presidente Vargas steelworks presently under soil investigation. If new contamination that would require remediation is identified, we may be required to make expenditures that would not increase our productivity.

     Although our environmental expenses have increased over time, our capital expenditures relating to environmental matters have decreased in the last two years due to the completion in the beginning of 2003 of an accord relating to environmental matters at the Presidente Vargas Steelworks. This accord was signed in September 1994 with Fundação Estadual de Engenharia do Meio Ambiente (environmental protection agency of the state of Rio de Janeiro "FEEMA"), which was amended in January 1996, December 1998 and January 2000 (the "FEEMA Accord"). Under the last amendment of this accord, we were obligated to make expenditures over three years aggregating US$101 million on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. We also agreed in the amendment to spend US$8 million to build sanitation facilities to benefit the Volta Redonda community (the "Compensation Measures"). Under this accord, we had invested between 1999 and 2003 an aggregate of US$125.4 million (based on the average exchange rate of cash disbursement), completing all 130 items, and spent US$6.3 million on new infrastructure and community services. As a result of these expenditures and our continuing compliance with the FEEMA Accord, one-third of the environmental fines on the Presidente Vargas Steelworks, or US$20 million, has been dismissed. During 2004, the procedure to dismiss the remaining two-thirds of these environmental fines was suspended, but we believe these remaining fines will eventually be dismissed.

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

Anti-Dumping Proceedings

     Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade-related investigations in importing countries. Most of these investigations resulted in duties limiting the investigated companies' abilities to access these markets. To date, however, the investigations have not had a significant impact on our export volume, either because the quantities that we exported were small or we were able to re-direct our exports from affected markets to others.

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

     In December 2004, exporters were notified of the revision of Resolution no. 1420/1999 from the Economic, Work and Public Services Ministry of Argentina relating to the export of Brazilian hot-rolled products. In January 2005, a review of the anti-dumping process was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentinean government. We are participating in this review.

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

     As of December 31, 2004, 6,809 of our employees, who were employed at the Presidente Vargas Steelworks, were members of the steelworkers' union of Volta Redonda and region, which is affiliated with the Força Sindical national union. An additional 541 employees were members of the iron ore miners' union of Congonhas, which is affiliated with the Central Única dos Trabalhadores, or CUT, national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores, the workers' party that advocates socialism and social democracy. We have collective bargaining agreements, renewable annually each May 1, with the two unions.

     We are the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS's assets, CBS has substantial unfunded projected benefit obligations. Our unfunded pension benefits obligations totaled US$115 million as of December 31, 2004. The amount of the unfunded pension benefits obligations is affected by, among other things, fluctuations in the value of CBS's assets, which aggregated US$505 million as of December 31, 2004, approximately 39% of which was attributable to our common shares held by CBS. See Note 16 to our consolidated financial statements contained in Item 18. Financial Statements.

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

     In 2004, Brazil was the eighth largest crude steel producer in the world, with a production output of 32.9 million tons and a 3.1% share of global crude steel production. Brazil accounted for approximately half of total steel production in Latin America in 2004, approximately twice the size of Mexico's and approximately one-third the size of U.S. steel production.

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

     With respect to pension liabilities, we must make assumptions as to interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions affect our liability for accrued pension costs and the amount we are required to provide each year as our pension cost. In the actuarial assumptions in our 2003 and 2004 financial statements, we used an annual discount rate of 8% for the purpose of calculating our projected pension obligations and assumed a long-term annual rate of return on pension assets of 8%, in each case in excess of an annual inflation rate of 5%. We also assumed that compensation levels would increase each year by the inflation rate plus 1%. The discount and return rates, which are different from the rates we assumed in 2002 (10%), are based on Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan recent experience and our projection of Brazil's future economic performance. Our pension cost reflected in our 2004 operating results was US$10 million, compared to losses of US$20 million and US$6 million in 2002 and 2003, respectively.

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

Sales Volume and Net Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net revenues by products and markets.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In thousands of metric tons)			(In percentages)
Domestic Sales

Slabs	44	68	57	1	2	2	1	1	1
Hot-rolled	1,212	1,081	1,142	36	35	34	23	21	24
Cold-rolled	808	696	648	24	23	20	16	14	14
Galvanized	645	559	783	19	18	24	12	11	17
Tin Mill	670	662	668	20	22	20	13	13	14

Sub-total	3,379	3,066	3,298	100	100	100	65	60	70

Export sales

Slabs	345	361	44	19	18	3	7	7	1
Hot-rolled	482	750	417	26	38	29	9	15	9
Cold-rolled	157	138	96	9	7	7	3	3	2
Galvanized	461	329	576	26	17	40	9	7	12
Tin Mill	363	387	312	20	20	22	7	8	7

Sub-total	1,808	1,965	1,445	100	100	100	35	40	30

Total	5,187	5,031	4,743				100	100	100

Total Sales

Slabs	389	429	101				8	9	2
Hot-rolled	1,694	1,831	1,559				32	36	33
Cold-rolled	965	834	744				19	17	16
Galvanized	1,106	888	1,359				21	18	29
Tin Mill	1,033	1,049	980				20	21	21

Total	5,187	5,031	4,743				100	100	100

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In millions of US$)			(In percentages)
Domestic Sales

Slabs	4	12	13	—	1	1	—	—	—
Hot-rolled	285	382	570	25	28	30	17	16	19
Cold-rolled	242	276	368	23	20	19	14	11	13
Galvanized	249	315	505	22	23	26	15	13	17
Tin Mill	338	380	469	30	28	24	19	16	16

Sub-total	1,118	1,365	1,925	100	100	100	65	56	65

Export sales

Slabs	78	130	24	13	13	2	5	5	1
Hot-rolled	123	296	247	21	27	25	7	12	8
Cold-rolled	41	66	90	7	6	9	2	3	3
Galvanized	194	285	430	32	26	43	12	12	16
Tin Mill	163	300	217	27	28	21	9	12	7

Sub-total	599	1,077	1,008	100	100	100	35	44	35

Total	1,717	2,442	2,933				100	100	100

Total Sales

Slabs	82	142	37				5	5	1
Hot-rolled	408	678	817				24	28	27
Cold-rolled	283	342	458				16	14	16
Galvanized	443	600	935				27	25	33
Tin Mill	501	680	686				28	28	23

Total	1,717	2,442	2,933				100	100	100

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

2. Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2004 and the percentage change in each of these items from 2002 to 2003 and from 2003 to 2004:

	Year Ended December 31,			Increase (Decrease)

	2002	2003	2004	2003/2002	2004/2003

	%	%	%	%	%

Operating revenues
Domestic sales	85.2	72.3	93.9	17.4	57.1
Export sales	32.5	42.3	32.7	79.8	(6.4)

	117.7	114.6	126.6	34.6	33.7
Sales taxes, discounts, returns and allowances	(17.7)	(14.6)	(26.6)	13.8	120.2

Net operating revenues	100.0	100.0	100.0	38.3	21.0
Cost of products sold	54.0	57.2	45.6	46.6	(3.4)

Gross profit	46.0	42.8	54.4	28.7	53.7
Operating expenses
Selling	6.9	6.9	5.1	38.6	(11.4)
General and administrative	6.0	3.8	3.5	(12.7)	13.5
Others	2.6	5.2	1.6	183.0	(62.4)

Operating income	30.6	26.9	44.2	21.6	98.5
Non-operating income (expenses), net
Financial income	25.3	(10.2)	(4.1)	—	(51.5)
Financial expenses	(11.9)	(11.8)	(12.5)	38.8	26.3
Foreign exchange and monetary gain (loss), net	(59.0)	16.7	8.1	—	(41.5)
Gain on sales of long-term investments	—	—	—	—	—
Others	(1.6)	0.5	(0.2)	—	—
Income (loss) before income taxes, equity in results of
affiliated companies, extraordinary item and
cumulative effect of a change in accounting
principle	(16.6)	22.1	35.5	—	94.8
Income tax expense (benefit)
Current	(1.4)	4.9	9.4	—	131.2
Deferred	(10.3)	(3.4)	0.1	(53.7)	—
	(11.7)	1.5	9.5	—	686.5
Equity in results of affiliated companies	(3.9)	0.4	1.7	—	466.7

Income (loss) before extraordinary item and cumulative
effect of a change in accounting principle	(8.8)	21.0	27.7	—	60.1
Extraordinary item, net of income taxes	—	—	—	—	—
Cumulative effect of change in accounting principle, net
of income taxes	—	—	—	—	—

Net income (loss)	(8.8)	21.0	27.7	—	60.1

Other Data:
Adjusted EBITDA(1)	39.8	36.8	50.0	28.0	65.4
________________________________________
(1)	See Item 3.A. "Selected Financial Data" for a reconciliation of Adjusted EBITDA to net income.

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

Gross Profit

     Our cost of goods sold decreased 3% to US$1,407 million in the year ended 2004 from US$1,457 million in the year ended 2003, due to a change in the accounting for PIS/COFINS (tax on sales revenue) as discussed above, partially offset by the costs of coal, coke, aluminum, zinc, tin and scrap, which increased by 29%, 191%, 59%, 20%, 46%, 49%, respectively. These cost increases accounted for approximately 60% of the total increase in the production costs. Our gross profit increased 54% to US$1,677 million in the year ended 2004 from US$1,091 million in the year ended 2003. The higher gross profit was primarily due to higher net operating revenues and lower cost of goods sold.

Operating Income

     In 2004, our operating income increased US$676 million, or 99%, to US$1,362 million from US$686 million in 2003, reflecting mostly the increase in gross profit and lower selling and other operating expenses. The decrease in other operating expenses was due to reversal of accruals relating to fiscal contingencies and doubtul accounts.

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

Income Taxes

     We recorded an income tax expense of US$291 million in 2004 compared to an income tax expense of US$37 million in 2003. The difference between the tax benefits recorded in 2004 as compared to 2003 reflects mainly the higher pre-tax earnings in 2004 and the 2003 booking of US$139 million in tax credits, due to a judicial decision in our favor regarding the effects of understated inflation of the the Índice de Preços ao Consumidor, or IPC in 1989.

Equity in Results of Affiliated Companies

     Our equity in results of affiliated companies was US$51 million in 2004 compared to US$9 million in 2003. This increase is explained by better equity results from MRS – US$46 million in 2004 compared to a loss of US$13 million in 2003, reflecting substantially higher transport volumes (heavy haul and general cargo) and higher margins and from ITASA, whose contribution increased from US$1 million in 2003 to US$14 million in 2004, reflecting adjusted energy prices.

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

Income Taxes

     We recorded a net tax of US$37 million in 2003 compared to a net tax benefit of US$215 million in 2002. The difference between the tax benefits recorded in 2002 as compared to 2003 reflects the tax effects of the loss before income taxes in 2002, as well as a US$32 million reversal in 2002 of approximately 50% of a provision for our tax liability to correct the distortion in the calculation of tax liability caused by the use of the Índice de Preços ao Consumidor, or IPC, in 1989 (referred to as the Summer Plan) following a favorable ruling by the court hearing our claim that the correction had been done incorrectly.

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

Adjusted EBITDA

     In 2003, adjusted EBITDA increased US$205 million, or 28.0%, to US$938 million from US$733 million in 2002, reflecting higher gross profit, which was partially offset by higher selling expenses. For a discussion of why we use adjusted EBITDA see "Item 5.A.2. Results of Operations—2004 Compared to 2003".

B. Liquidity and Capital Resources

     Cash and cash equivalents as of the end of 2002, 2003 and 2004 totaled US$356 million, US$1,251 million and US$970 million, respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Our cash flows generated from operations, which aggregated US$806 million in 2002, US$569 million in 2003 and US$324 million in 2004, provides us with a significant source of liquidity. Cash flow from operating activities in 2004 was US$245 million lower than in 2003, reflecting an increase in inventories during 2004. Cash flow from operating activities in 2003 was US$237 million lower than in 2002, reflecting the effect of the appreciation of the real in 2003 in contrast with the depreciation of the real in 2002 and the reversal of accruals for contingencies and derivates, partially offset by a positive change in working capital.

  Our cash flows from investing activities was negative in 2003 and in 2004. The negative cash flows from investing activities reflects our use of our cash flows from operations to make capital expenditures and to make long- term investments in downstream opportunities (including acquisitions), new products and market niches, and infrastructure investments.
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

     During the three years ended December 31, 2004, our Adjusted EBITDA totaled US$3,222 million. Our Adjusted EBITDA totaled US$938 million in 2003 and US$1,551 million in 2004. In 2004, we had capital expenditures of US$178 million, primarily consisting of US$145 million for projects relating to the Volta Redonda mill, as the revamping requiring significant capital expenditures has now been completed. In January 2004, we announced that we had approved investments of up to US$860 million to be made through 2007.

     In 2005, we plan to make capital expenditures of approximately US$440 million, compared to US$178 million in 2004 and US$210 million in 2003.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, short-term and long-term secured and unsecured borrowings, including project financings and issuances of debt securities.

     At December 31, 2003 and 2004, our total debt (composed of current portion of long-term debt, short-term debt and advances on export contracts, accrued finance charges and long-term debt and debentures) aggregated US$2,803 million and US$2,844 million, respectively, equal to 347.3% and 214.5% of total consolidated stockholders' equity at December 31, 2003 and 2004, respectively. At December 31, 2004, short-term debt (composed of current portion of long-term debt, short-term debt and advances on export contracts, accrued finance charges) totaled US$487 million and long-term debt (composed of long-term debt and debentures) totaled US$2,357 million. The foregoing amounts do not include debt of others for which we are contingently liable. See "Item 5.E. Off-balance Sheet Arrangements".

     At December 31, 2004, approximately 15% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current hedging policy is to protect against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure is hedged through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and our equity investments in offshore affiliates We continue to review our foreign currency hedging policy and there are no assurances that we will maintain our current level of hedging against such exposure. For a description of our derivative instruments, see Note 21 of our consolidated financial statements contained in "Item 18. Financial Statements". Also see "Non-operating Expenses (Income), Net" under "Item 5.A.2. Results of Operations–2004 Compared to 2003 and—2003 Compared to 2002".

     The major components of our US$487 million of consolidated short-term loans and financings outstanding at December 31, 2004 were (amounts are reflected in short-term debt):

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

     The major components of our US$2,357 million of consolidated long-term loans and financings outstanding at December 31, 2004 were (amounts are the amounts reflected in long-term debt):

  US$273 million of loans from BNDES;

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

     The debentures are real-denominated debentures that were issued in December 2003: a US$85.5 million tranche with a three-year maturity and bearing interest at 106.5% of Certificado de Depósito Interbancário – CDI, the Brazilian interbank interest rate, per annum, a US$136 million tranche with a three-year maturity and bearing interest at 107% of CDI, and a US$85.5 million tranche with a five-year maturity, indexed to the Índice Geral de Preços e Mercado – IGPM, the Brazilian market price index, and bearing interest at 10% per annum. The Eurodollar/Rule 144A and Regulation S notes, summarized in the table below, reflect US$400 million of new issuances of notes during 2004. They also include the remaining US$79 million outstanding amount of notes from an initial US$600 million offering in June 1997. They mature in 2007 and bear interest at 9.125% per annum. Pursuant to tender offers in February 1999 and May 2001 and open market purchases, CSN purchased US$521 million of such notes.

		Principal
		Amount
		(in US$	Interest
Subsidiary	Maturity	millions)	Rate	Issue Date

CSN Islands III	04/2005	75	9.75%	Apr 2003
CSN Islands V	07/2005	150	7.875%	Jul 2003
CSN Iron	06/2007	79	9.125%	Jun 1997
CSN Islands VII	09/2008	275	10.75%	Sep and Dec 2003
CSN Islands VIII	12/2013	550	9.75%	Dec 2003 and Jan 2004
CSN Islands IX	01/2015	200	10%	Sep 2004

	Total	$1,329

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

     These new debentures are solely the obligations of Vicunha Siderurgia. We are not a party to the new debenture, and we are not an obligor thereunder but the terms of the new debentures require Vicunha Siderurgia to maintain a financial covenant relating to our net financial expenses as a function of our EBITDA. The covenant can be summarized as follows (all as defined in the new debentures): our Net Financial Expenses shall not exceed the lower of (i) 40% of our EBITDA and (ii) our Adjusted EBITDA. For calendar year 2004, our Net Financial Expenses were (i) 36.6% of our EBITDA and (ii) US$448 million lower than our Adjusted EBITDA as defined therein. There is no assurance that our Net Financial Expenses will remain in compliance with the level required by this covenant.

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

E. Off-balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance lease payments related to activities of MRS, CFN and TECON and debt or other obligations of some joint venture entities whose accounts are not consolidated in our financial statements. The following table summarizes all of the off-balance obligations for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2004

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
CFN	16	2005
CFN	9	2009

TOTAL	25

Contingent Liability for Lease
Payments:(1)
MRS	1,336	2026
CFN	26	2026
TECON	61	2026

TOTAL	1,423
________________________________________
(1)	Other consortia members are also jointly and several liable for these payments.

F. Tabular Disclosure of Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2004:

	Payment due by period

	(In millions of US$)
		Less			More
		than 1	1-3	3-5	than 5
Contractual obligations	Total	year	years	years	years

Long-term accrued
finance charges	1,048	230	367	187	264
Pension plan	469	41	86	91	251
Long-term debt	2,357		679	496	1,182
Purchases:	1,829	659	294	179	697
Raw materials	392	392	0	0	0
Maintenance	120	95	25	0	0
Utilities/Fuel	1,317	172	269	179	697

Total	5,703	930	1,426	953	2,394

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

     Our Board of Executive Officers is responsible for the formulation of business plans and policies and for the implementation of specific operating decisions. Currently, our Board of Executive Officers has consisted of our Chief Executive Officer and the Executive Officers of Production and Infrastructure/Energy sectors.

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

* Over the past months, three Executive Officers have left CSN to pursue other opportunities. The responsibilities of these Executive Officers have been assumed by other officers who have years of experience with CSN. The Board of Directors is evaluating whether to replace these Executives Officers and, if so, how to allocate their responsibilities.

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

     Enéas Garcia Diniz. Mr. Diniz was born on January 1, 1960 and elected Executive Office of the Production Section in June 2005. He has been part of our company since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of Usina Presidente Vargas.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     The following table sets forth, as of April 30, 2005, the number of our common shares owned by all persons known to us to own more than 5% of our outstanding common shares as of such date:

	Common Shares

Name of Person or Group	Shares Owned	Percent of Total

	(in thousands)

Vicunha Siderugia S.A.(1)	116,286,665	40.53%
BNDESPAR	18,085,295	6.30%
________________________________________
(1)	Owned indirectly by Benjamin Steinbruch, Chairman of the Board of Directors of the company, Jacks Rabinovich, Vice Chairman of the Board of Directors of the company, and members of their families. Does not include the outstanding shares that are described under "Item 6.E. Share Ownership", which are beneficially owned by Benjamin Steinbruch. In March 2005, Mr. Steinbruch and members of his family agreed to buy from Mr. Rabinovich and members of his family all of the Rabinovich family shares. Although subject to certain conditions, it is expected that this sale will be consummated by the end of June 2005.

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

B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See "Infrastructure Investments–Railways–Northeastern Railway System" under "Item 4.B.6. Investment Programs", "Item 7.A. Major Shareholders" and "Item 6.A. Directors and Senior Management". During 2003 and 2004, we used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family, in our foreign currency swap arrangements and in connection with the management of our exclusive investment funds. As of December 31, 2004, we had US$717 million of our investments under management by Fibra, under circumstances where we are not exposed to Fibra's credit risk and where we pay investment fees not in excess of such fees we would expect to pay an unaffiliated bank for such services. The terms of the transactions with Fibra were substantially the same as the terms of similar transactions with unaffiliated parties. See also Note 21 to our consolidated financial statements contained in "Item 18. Financial Statements".

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements" for our consolidated financial statements.

Legal Proceedings

     We are party to a number of legal actions arising from our normal business activities including tax, civil, and labor legal actions, none of which is required to be disclosed under this Item. For a discussion of certain other pending legal matters to which we are a party, see "Item 4.B.10. Government Regulation and Other Legal Matters". As of December 31, 2004, we had aggregate provisions of US$968 million provision relating to certain tax and other civil lawsuits and claims (including labor matters), for which we had deposited US$219 million in judicial escrow accounts. See Note 18 of our consolidated financial statements contained in Item 18 of this Annual Report.

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

Capital Stock

     Our share capital is comprised of common shares, all without par value. Our issued capital stock is comprised of 286,917,045 common shares, of which 10,023,599 were held in treasury on December 31, 2004. Our total authorized capital stock is limited to 400,000,000 shares. There are currently no classes or series of preferred shares issued or outstanding. The limit on our authorized capital stock may be increased only by an amendment of our By-laws, through the vote of the holders of our common shares at a stockholders' meeting. Our Board of Directors may authorize the issuance of shares within the limit on the authorized capital stock without the necessity of additional stockholder action. We may purchase our own shares for purposes of cancellation or maintenance in the treasury subject to certain limits and conditions established by the CVM and the Brazilian Corporate Law. See "Item 16. E Purchases of Equity Securities".

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

D. Exchange Controls

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. See "Item 10.B. Memorandum and Articles of Association—Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians". However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council's Resolution no. 2,689 or its direct foreign investment regulations.

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

2. U.S. Federal Income Tax Considerations

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of common shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any state, (iii) an estate the income of which is subject to United States federal income tax without regard to its source, or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or a trust validly electing to be taxed as a United States person. A "Non-U.S. Holder" is any beneficial owner of common shares or ADSs that is not a partnership or a United States person for United States federal income tax purposes.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to United States federal income tax.

Taxation of Dividends

     U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend (including payments considered "interest" in respect of stockholders' equity under Brazilian Law) paid (before reduction for Brazilian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) as income when the dividend is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. If you are a noncorporate U.S. Holder, dividends paid to you before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the common shares or ADSs and thereafter as capital gain.

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

     We are basically exposed to the following floating interest rates:

(i)	U.S. dollar LIBOR, due to our floating rate dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments, and to the cost of hedging U.S. dollar liabilities in the short-term,

(ii)	TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

(iii)	IGP-M (Brazilian inflation index), due to real-denominated debt indexed to this inflation index, and

(iv)	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of Dec 2004 *	notional	2005	2006	2.007	2.008	2.009	2.010	Thereafter

U.S. dollar LIBOR (amortiz)	490	111	117	46	45	65	45	62
interest (fixed part)		11	7	6	5	4	2	5

U.S. dollar fixed rate (amortiz)	1.682	237	33	142	338	63	55	815
Interest		147	134	127	119	85	80	262

Euro fixed rate (amortiz)	9	3	3	3	1
Interest		0,5	0,3	0,1	0,0

Euro floating rate (amortiz)	3	2	2
interest (fixed part)		0,2	0,1

Yen fixed rate (amortiz)	38	18	20
Interest		2	1

UMBNDES (amortiz)	60	12	12	12	11	6	4	3
interest (fixed part)		3	2	2	1	1	0,2	0,0

CDI (amortiz)	245	0	245
interest (fixed part)

IGPM (amortiz)	94	0	0	0	94
interest (fixed part)		11	11	11	11

TJLP (amortiz)	75	18	18	18	16	5
interest (fixed part)		7	5	3	1	0,2

Exposure as of Dec 2003 *	Notional	2004	2005	2006	2007	2.008	2.009	Thereafter

U.S. dollar LIBOR (amortiz)	387	62	109	80	30	29	29	46
interest (fixed part)		8	6	3	2	2	1	5

U.S. dollar fixed rate (amortiz)	1.409	306	237	33	112	308	33	379
Interest		100	99	82	76	70	38	146

Euro fixed rate (amortiz)	11	3	3	3	3	1
Interest		1	0,5	0,3	0,1	0,0

Euro floating rate (amortiz)	5	1	2	2
interest (fixed part)		0,3	0,2	0,1

Yen fixed rate (amortiz)	54	16	18	20
Interest		3	2	1

UMBNDES (amortiz)	72	12	12	12	12	11	6	7
interest (fixed part)		4	3	2	2	1	1	0,3

CDI (amortiz)	404	0	179	225

interest (fixed part)		2	0,7

IGPM (amortiz)	138	0	0	52	0	87
interest (fixed part)		10	10	21	10	10

TJLP (amortiz)	85	16	16	16	16	15	5
interest (fixed part)		8	6	4	3	1	0,2

* All figures in U.S. dollars. This table shows our exposures that aggregate to at least US$10 million. As we do not control (or did not control)the financial positions of some entities partially owned by us (ITASA, Lusosider, MRS, Galvasud in 2003, and Sepetiba Tecon), their debt and the consequent exposure are not included in the table. Because of the already mentioned reasons and because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

Our cash and cash equivalent instruments were as follows:

	2004	2003	Exposure
Cash in reais:	796	810	CDI
Cash in U.S. dollars:	317	441	U.S. dollar LIBOR

The table below shows the average interest rate and the average life of our debt. The interest rates did not change significantly from 2003 to 2004 because of the debt we carry is all on an accrual basis and, in the case of our fixed rate debt issued in U.S. dollars, the longer maturities, which offset the decreasing credit spreads applied to real-denominated notes.

	2004		2003
	Avg rate%	Avg life	Avg rate%	Avg life

U.S. dollar LIBOR	2.13	3.75	1.71	3.37
U.S. dollar fixed rate	9.10	6.24	8.96	4.81
Euro fixed rate	4.92	2.16	5.01	2.65
Euro floating rate	6.03	1.53	6.18	2.08
Yen fixed rate	5.46	1.53	5.72	2.08
UMBNDES	4.13	3.19	4.41	3.66
CDI	106.8 of CDI	2.00	106.8 of CDI and	2.56
			CDI + 2.5
IGPM	11.18	4.00	10.27	4.25
TJLP	7.82	2.64	8.07	3.15

During 2004, we decided to not hedge our U.S. dollar fixed-rate exposure due to the low level of U.S. interest rates and to the flat shape of the U.S. dollar yield curve. We then started to use one-month dollar-real futures contracts listed at BM&F (Brazilian derivatives exchange) instead of over the counter 360-days dollar-real swap contracts. As a consequence, the duration of our U.S. dollar fixed-rate hedge became shorter: from 146 days in 2003 to a little less than 1 month in 2004 (see tables below).

As of Dec 2004	Notional (in U.S. dollar	Average interest rate %	Average maturity (days)
	million)	(U.S. dollar)

Swaps (U.S. dollar fixed-	15	4.55	13
rate versus CDI)

Futures (U.S. dollar fixed-	10	2.36	138
rate versus CDI)*

Futures (U.S. dollar-real)*	1,191	2.6864	33

Non-deliverable forwards	150	2.7523	33
(U.S. dollar-real)
* daily reset

	Notional	Average interest rate (U.S.	Average maturity (days)
As of Dec 2003	(in U.S. dollar million)	dollar)%

Swaps (U.S. dollar fixed-	1,227	5.96	148
rate versus CDI)

Futures (U.S. dollar fixed-	85	1.63	104
rate versus CDI)*
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

     Our exposure to U.S. dollar is due to the following contract categories:

(i)	U.S. dollar-denominated debt;

(ii)	offshore cash;

(iii)	currency derivatives;

(iv)	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

(v)	offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	2004	2003
U.S. dollar Liabilities
fixed rate	1,682	1,409
floating rate	490	387
UMBNDES*	60	72
trade accounts payable	148	95
other**	130	219

U.S. dollar Assets
offshore cash and cash equivalents	317	441
derivatives (futures contracts)	1,201	85
derivatives (swaps and NDFs)	165	1,227
trade accounts receivable	128	107
offshore investments (net of cash)	1,096	309

Total U.S. dollar Exposure	397	(12)

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

     Offshore investments: we have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those investments are accounted as U.S. dollar investments. The result is that they work as assets indexed to U.S. dollar from an earnings perspective. The income (or loss) from these investments' currency variation (not the operational income) appears in the Brazilian GAAP income statement as Equivalência Patrimonial (close to equity revaluation or equity in results of affiliated companies), after taxes and before net income. Therefore offshore equity has a hedging effect from an earnings perspective; however it does not necessarily hedge from a cash flow perspective as there is no guarantee that, if the offshore subsidiary were to be sold, the value of the investment would be recovered. As the cash held by these companies in U.S. dollars affects hedging from a cash flow perspective, we view that separately.

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

Item 16.

A. Audit Committee Financial Expert

     Although our Board of Directors has determined the members of our Audit Committee, neither of them meets the requirements of an "audit committee financial expert", as defined by the SEC and, therefore, as it is permitted by the SEC regulation, we will not have an audit committee financial expert. While the members of our audit committee have financial skills and experience, they primarily have experience with Brazilian generally accepted accounting principles, and thus would not qualify as audit committee financial experts under the SEC's definition.

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

E. Purchases of Equity Securities

     Since the beginning of 2004, in accordance with the limits and provisions of CVM's Instruction #10/80, our Board of Directors approved a number of share buyback programs. The first program was announced on April 29, 2004, and the amount approved was up to 4.7 million shares. The expiration date of the first program was July 27, 2004. The second program was announced on July 28, 2004, and the amount approved was up to 7.2 million shares. The expiration date of the second program was November 1, 2004. The third program was announced on October 27, 2004, and the amount approved was up to 6.4 million shares. The expiration date of the third program was February 11, 2005. The fourth program was announced on December 22, 2004, and the amount approved was up to 5.0 million shares. The fifth program was announced on May 26, 2005, and superseded the fourth program. The amount approved was up to 15.0 million shares. The expiration date of the fifth program is May 26, 2006. As of December 31, 2004, 10,023,599 shares were held in treasury, after several purchases made during 2004. We have called an extraordinary shareholders' meeting in order to approve the cancellation of 14,849,009 of our shares currently held in treasury.

     The following table sets forth our purchases of our equity securities during each month in 2004:

			(c) Total	(d)
			number of	Maximum
			shares	number of
			purchased	shares that
	(a) Total		as part of	may be yet
	number of	(b) Average	publicly	purchased
	shares	price paid	announced	under the
Period in 2004	purchased	per share(1)	program	programs

May (from May 19 until May 31)	517,600	11,169	517,600	4,188,280
June (from June 1 until June 30)	3,470,600	12,075	3,470,600	717,680
July
August (from Aug 4 until Aug 10)	760,199	15,038	760,199	6,439,801
September
October (from Oct 14 until Oct 21)	82,000	14,509	82,000	6,357,801
November (from Nov 12 until Nov 30)	3,383,900	17,771	3,383,900	2,973,100
December (from Dec 1 until Dec 14)	1,809,300	18,219	1,809,300	5,000,000

(1)	Translated from reais into U.S. dollars based on the average exchange rate during the applicable month.

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

July 18, 2005	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

By:	/s/ Otávio de Garcia Lazcano

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

Dated: July 18, 2005

By: /s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and
Acting Chief Financial Officer

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to 18 U.S.C. Section 1,350, the undersigned officer of Companhia Siderúrgica Nacional (the "Company"), hereby certifies, to such officer's knowledge, that the Company's annual report on Form 20-F for the year ended December 31, 2005 (the "Report") fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 18, 2005

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