Form 20-F/A
period 2004-12-31
NATIONAL STEEL CO
filed 2006-01-23
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____ Commission file number: 1-14732 OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Restated

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

Yes                   No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Item 17            Item 18

EXPLANATORY NOTE

CSN is amending its Annual Report on Form 20-F for the year ended December 31, 2004, including a restatement of its US GAAP consolidated financial statements contained therein, in order to clarify and correct certain accounting-based items. While the effect of the restatement on the Company's Net Income reported in US GAAP is positive in some of these years and negative in others, the net effect of the correction increases the Company's Retained Earnings at December 31, 2004 by approximately US$9 million.

The need to restate its financial statements results from the manner in which the Company had been translating the net asset value of its non-Brazilian subsidiaries from Reais to US dollars. As previously reported, due to an oversight in the use of an internally created software application, the Company had not been reflecting the effect of foreign currency exchange variations in its consolidated results of operations. The restated financials will now reflect these foreign exchange variations.

The impact of this correction effects the non-operating income line on the Company's consolidated statements of income entitled "Foreign exchange and monetary gain (loss), net" in each of the relevant years. It has no effect on the Company's Operating Revenues, Gross Profit, Operating Income or Net Worth. Further, it does not effect the Company's Brazilian GAAP financial statements, and thus there is no effect on the Company's taxes or dividends in the relevant years.

The effect of the restatement on the Company's Net Income as reported under US GAAP is negative in certain years and positive in others depending on the rate of depreciation or appreciation of the Real against the US dollar during the relevant period. In periods when the Real appreciated against the US dollar, the effect of the restatement on Net Income is negative (US$32 million in 2000, US$101 million in 2003 and US$96 million in 2004). In periods when the Real depreciated against the US dollar, the effect of the restatement on Net Income is positive (US$42 million in 2001 and US$196 million in 2002).

The items amended in this Form 20-F/A are as follows:

Item
Item 3 – Key Information
Item 5 – Operating and Financial Review and Prospects
Item 7 – Major Shareholders and Related Party Transactions
Item 15 – Disclosure Controls and Procedures
Item 18 – Financial Statements

OMITTED ITEMS OF FORM 20-F ARE EITHER NOT REQUIRED IN A FORM 20-F FILED AS AN ANNUAL REPORT UNDER THE EXCHANGE ACT, NOT APPLICABLE OR RESERVED.

i

INTRODUCTION

     Unless the context otherwise requires, references to "we", "us", "our" or "CSN" in this Annual Report on Form 20–F (the "Annual Report") are references to Companhia Siderrgica Nacional and its consolidated subsidiaries, and references to the "Brazilian government" are references to the federal government of the Federative Republic of Brazil. References to the "real", "reais" or "R$" are to Brazilian reais, the official currency of Brazil. References to "U.S. dollars" and "US$" are to the currency of the United States of America. In this Annual Report, "billions" means thousands of millions, "km" means kilometers, "tons" means metric tons and "MW" means megawatts.

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

See "Item 5. Operating and Financial Review and Prospects" and "Item 3.D. Risk Factors".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 contained in "Item 18. Financial Statements" have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, which are generally referred to as "U.S. GAAP". See Note 1(a) to our consolidated financial statements. We publish financial statements in Brazil in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law no. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the Comisso de Valores Mobiliários – the Brazilian Securities Commission or CVM ("Brazilian GAAP"), which differ in certain significant respects from U.S. GAAP.

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
____________________
(1)	Represents the average of the monthly average exchange rates during the relevant period.

     The Commercial Market rate published by the Central Bank on December 31, 2004 was R$2.6544 per US$1.00. The Commercial Market rate published by the Central Bank on December 30, 2005 was R$2.3407 per US$1.00.

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

		Year Ended December 31,
		As Restated (See FS note 25)
	2000	2001	2002	2003	2004
	(In millions of US$, except per share data)
Income Statement Data:
Operating revenues
Domestic sale	2,029	1,860	1,570	1,843	2,895
Export sales	354	218	599	1,077	1,008

Operating revenues	2,383	2,078	2,169	2,920	3,903

Sales Taxes	393	346	315	322	735
Discounts, returns and allowances	44	16	12	50	84

Net operating revenues(1)	1,946	1,716	1,842	2,548	3,084
Cost of products sold	1,115	958	994	1,457	1,407

Gross profit	831	758	848	1,091	1,677
Operating expenses
Selling	127	82	127	176	156
General and administrative	117	109	110	96	109
Others	74	73	47	133	50

Operating expenses	318	264	284	405	315

Operating income	513	494	564	686	1,362
Non-operating income (expenses), net
Financial income (expenses), net	(157)	(289)	247	(564)	(510)
Foreign exchange and monetary gain (loss), net	(159)	(354)	(891)	325	153
Gain on sales of long-term investments(2)	—	643	—	—	—
Others	(19)	36	(30)	14	(6)

Non-operating income (expenses), net	(335)	36	(674)	(225)	(363)

Income (loss) before income taxes, equity in
results of affiliated companies,
extraordinary item and cumulative effect
of a change in accounting principle	178	530	(110)	461	999
Income tax expense (benefit)
Current	104	(2)	(25)	125	289
Deferred	(87)	(48)	(190)	(88)	2

Income tax expense (benefit) net	17	(50)	(215)	37	291
Equity in results of affiliated companies	80	(30)	(71)	9	51

Income (loss) before extraordinary item and
cumulative effect of a change in accounting
principle	241	550	34	433	759
Extraordinary item, net of income taxes(3)	—	13	—	—	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	6	—	—	—

Net income (loss)	241	569	34	433	759

Per common share:(5)
Income (loss) before extraordinary item and cumulative effect
of a change in accounting principle	0.84	1.91	0,12	1,51	2,68
Extraordinary item, net of income taxes(3)	—	0.05	—	—	—
Cumulative effect of a change in accounting principle, net of
income taxes(4)	—	0.02	—	—	—

Net income (loss)	0,84	1.98	0,12	1,51	2,68

Weighted average number of common shares outstanding (in
thousands)	286,917	286,917	286,917	286,917	283,476

		Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of US$, except per share data)
Balance Sheet Data (end of period):
Current assets(6)	2,443	1,313	1,590	2,310	2,907
Property, plant and equipment, net	2,025	2,062	1,527	1,874	2,143
Investments in affiliated companies and
other investments(6)	245	79	8	85	233
Other assets	391	600	530	748	874

Total assets	5,104	4,054	3,655	5,017	6,157

Current liabilities	1,898	1,445	1,732	1,228	1,216
Long-term liabilities(7)	2,029	1,863	1,416	2,982	3,615
Stockholders' equity	1,177	746	507	807	1,326

Total liabilities and stockholders'	5,104	4,054	3,655	5,017	6,157
equity

Other Data:
Cash flows from operating activities	535	210	806	569	324
Cash flows from investing activities(8)	(547)	792	(319)	(248)	(335)
Cash flows from financing activities(8)	(45)	(1,251)	(348)	495	(380)
Dividends declared and interest on
stockholders' equity[9]	470	831	143	258	253
Dividends declared and interest on
stockholders' equity per common	1.64	2.90	0.50	0.90	0.89
share(9)
____________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
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

     Historically, emerging markets, including Brazil, have experienced devaluation of their currency at various times. In 2002, the Brazilian exchange rate fluctuated from a low of R$2.2709 per US$1.00 to a high of R$3.9552 per US$1.00. On December 30, 2005, the rate was R$2,3407 per US$1.00. The real depreciated against the U.S. dollar approximately 52.3% in 2002, due in part to the continued economic and political uncertainties in Brazil and other emerging markets and the global economic slowdown. In 2003 and 2004, the real appreciated 18.2% and 8.1%, respectively, against the U.S. dollar. In 2005 the real appreciated 11.8% against the U.S. dollar.

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

	Inflation Target	IPCA
2002	4.0% ±2.5%	12.5%
2003	4.0% ±2.5%*	9.3%
2004	5.5% ±2.5%	7.6%
2005	4.5% ±2.5%	5.7%
2006	4.5% ±2.0%
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

Other Changes in the Brazilian Tax Law

     The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. For instance, on October 2003, the Executive Branch issued Provisional Measure no. 135 (which was later converted into Law no. 10,833, of December 2003) which changed the social financial contribution tax, or COFINS, for legal entities subject to the real profit regime (such as us). The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. There can be no assurance that such changes will not occur in the future, or that if they do occur, they will not adversely affect our results of operations, financial condition or prospects.

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

3. Risk Factors Relating to a Routine SEC Review

     An ongoing SEC review of our registration statement on Form F-4, filed in connection with a proposed public debt exchange offer, may require us to further amend this annual report.

     As of the date of the filing of this annual report, we remain subject to a routine review by the Staff of the SEC's Division of Corporation Finance of our registration statement on Form F-4 (which includes this annual report). That registration statement was filed in connection with a proposed public exchange offer for notes previously issued by us into the US Rule 144A private placement market. As part of this review, the SEC issued comments on the registration statement (including this annual report), and we believe this amended annual report is responsive to those comments. The SEC has not reviewed these changes, however, and until the SEC's review is complete we cannot assure you that final resolution of the SEC's comments in the context of the Form F-4 registration statement will not necessitate a further amendment to this annual report.

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

2. History

     Companhia Siderrgica Nacional is a Brazilian corporation incorporated in 1941 pursuant to a decree of Brazilian President Getlio Vargas. The Presidente Vargas Steelworks, located at Volta Redonda, in Rio de Janeiro State, started production in 1946, initially producing coke, pig iron castings and long products.

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

     The three principal export markets for our products are North America, Europe and Asia, representing 44%, 32% and 11%, respectively, of our export sales volume in 2004. In addition to sales to end customers, in North America we sell slabs to our subsidiary, CSN LLC, to be processed into hot-rolled, cold-rolled and galvanized products and then sold to end customers. Also, in Europe we sell hot-rolled coil as raw material for Lusosider Projectos Siderrgicos S.A., or Lusosider, our subsidiary located in Portugal.

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

____________________
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
____________________
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
____________________
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

     Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2004, the Presidente Vargas Steelworks consumed approximately 3.1 million megawatt hours of electric energy or 559 kilowatt hours per ton of steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 10% of the overall consumption of electricity in Rio de Janeiro State. Until 2000, we purchased over 95% of our electric energy needs. In order to reduce our reliance on Light (the main electricity distributor in the state of Rio de Janeiro) and to improve the reliability and price stability of our electric energy supply, we have constructed a 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and invested in the It and Igarapava hydroelectric facilities. In October 2000, we achieved self-sufficiency in electric energy supply, with the receipt of 238 MW from the thermoelectric co-generation power plant, 167 MW from It and 22 MW from Igarapava. We have not purchased energy from Light since October 2002.

     In addition to electricity, we consume natural gas, mainly in our hot-stripmill. CEGRio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petróleo Brasileiro S.A. – Petrobrs, the Brazilian national oil company.

Transportation

     Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas Steelworks and steel products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in Minas Gerais State are transported by railroad to the Presidente Vargas Steelworks for processing into steel. The distances from such mines to the Presidente Vargas Steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Sepetiba, 90 km west of the City of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of So Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

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

     Itá Hydroelectric Facility. We and Tractebel Energia S.A. – Tractebel each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of It Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning, under a 30-year concession, 60.5% of the It hydroelectric facility on the Uruguay river in southern Brazil. Tractebel owns the remaining 39.5% of It. ITASA has been responsible for the construction of the It plant, while Tractebel has been responsible for environmental matters (such as property condemnations and resettlements). Tractebel is also responsible for the plant operation and maintenance.

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

     We and the other shareholders of ITASA have the right to take our pro rata shares (based on our interests in the project) of It's output pursuant through 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Beginning in October 2000, we have used our 167 MW take from It to supplement the energy supplied by the thermoelectric co-generation power plant at the Presidente Vargas Steelworks and, until October 2002, sold the excess. Since October 2002, we have been using all of our It take internally.

     Igarapava Hydroelectric Facility. We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais – CMM, Mineraço Morro Velho Ltda. – MMV, and Companhia Energética de Minas Gerais – CEMIG. The last of five 42 MW units became operational in September 1999, when the plant attained its full installed capacity of 210 MW, corresponding to 126 MW of firm guaranteed output. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines. The balance is consumed by the Presidente Vargas Steelworks or sold into the energy market.

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

     Northeastern Railway System. In November 2003, we and the Steinbruch family increased our interests in Companhia Ferroviria do Nordeste, or CFN, which has a lease to operate for a period of 30 years the assets of Brazil's northeastern railway system, to 48.6% each from 32.44%, by purchasing all of CVRD's interest in CFN. Subsequently, we and the Steinbruch family increased our interest to 50% each. The northeastern railway system covers 4,238 km of track and operates in the states of Maranho, Piauí, Cear, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2004, US$38 million remained payable over the remaining 22-year life of the lease, of which US$26 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). We and the Steinbruch family have joint and several liability for the full payment amount.

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

     Container Terminal. In November 2003, we increased our interest in Sepetiba Tecon S.A., or TECON, to 100%, with the purchase of CVRD's 50% interest. TECON has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba Port. As of December 31, 2004, US$106.4 million of the cost of the concession remained payable over the next 22 years of the lease, of which US$61 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). TECON is expected to reach a nominal annual capacity of 600 thousand containers by 2008. We intend to send all of our exports of steel products through this terminal. Approximately 75% of the steel products that we exported in 2004 were shipped through TECON.

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

MINERAL RESOURCES

Mineral Deposits
Resources(2)
	Proven and Probable Reserves(1)					(Hematite and Itabirite)

Mine Name	Ore Tonnage(3)				Recoverable Product (5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	159	212	60.4% Fe	Hematite (70%)	289	Approximately 4,000
Congonhas, Minas Gerais				Itabirite (30%)
Proven+Probable

Limestone:
Bocaina	86		52%CaO(8)	—	86	N/A
Arcos, Minas Gerais			2%MgO(9)	—
Dolomite:
Bocaina	29		35%CaO(9)	—	29	N/A
Arcos, Minas Gerais			17%MgO(8)	—
____________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Mineral Deposits Resources includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
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

     Until 2001, we held an interest in CVRD, Latin America's largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our interest in Valepar for US$1.3 billion to Bradespar S.A., Bradesplan Participações S.A.—Bradesplan, and Litel Participações S.A.—Litel, a special purpose company established by Caixa de Previdência dos Funcionrios do Banco do Brasil—Previ, and other pension funds. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A. and the subsequent sale of CVRD's 10.3% interest in 2003 in our company, CVRD obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates' needs.

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

     The following table sets forth the production of crude steel by Brazilian companies:

	2002		2003		2004

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million		(In million		(In million
		tons)		tons)		tons)
Gerdau (1,2)	5	3.6	1	7.0	1	7.3
CSN	1	5.1	2	5.3	2	5.5
Companhia Siderrgica de Tubaro – CST(3)	2	4.9	3	4.8	3	5.0
Usinas Siderrgicas de Minas Gerais S.A. – Usiminas	3	4.6	4	4.5	4	4.7
Companhia Siderrgica Paulista – Cosipa	4	3.9	5	4.1	5	4.2
Companhia Siderrgica Belgo Mineira – Belgo(3)	6	2.8	6	2.9	6	3.3
Aços Minas Gerais S.A. – Açominas(2)	7	2.4
Others		2.3		2.5		2.9

TOTAL		29.6		31.1		32.9
__________________
Source: Brazilian Steel Institute
(1)	Gerdau is partly integrated, but the bulk of Gerdau's steel production comes from non-integrated plants.
(2)	In 2003, Gerdau merged with Açominas forming Gerdau Açominas, which is now the largest crude steel producer in Brazil.
(3)	Arcelor SA, the world's largest steel producer, owns 63.31% of CST and 58.49% of Belgo, respectively.

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
  Our self-sufficiency in energy, through our interests in hydroelectric plants of It and Igarapava, and our own thermoelectric plant inside the Volta Redonda mill.

  GalvaSud, which provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks, a trend in this industry. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment.

  CSN Paraná, gives us additional capacity to produce high-quality galvanized, galvalumeand pre-painted steel products for the construction and home appliance industries.

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

     Although our environmental expenses have increased over time, our capital expenditures relating to environmental matters have decreased in the last two years due to the completion in the beginning of 2003 of an accord relating to environmental matters at the Presidente Vargas Steelworks. This accord was signed in September 1994 with Fundaço Estadual de Engenharia do Meio Ambiente (environmental protection agency of the state of Rio de Janeiro "FEEMA"), which was amended in January 1996, December 1998 and January 2000 (the "FEEMA Accord"). Under the last amendment of this accord, we were obligated to make expenditures over three years aggregating US$101 million on 130 items, which included environmental technology and construction of new equipment to control soil, air and water pollution. We also agreed in the amendment to spend US$8 million to build sanitation facilities to benefit the Volta Redonda community (the "Compensation Measures"). Under this accord, we had invested between 1999 and 2003 an aggregate of US$125.4 million (based on the average exchange rate of cash disbursement), completing all 130 items, and spent US$6.3 million on new infrastructure and community services. As a result of these expenditures and our continuing compliance with the FEEMA Accord, one-third of the environmental fines on the Presidente Vargas Steelworks, or US$20 million, has been dismissed. During 2004, the procedure to dismiss the remaining two-thirds of these environmental fines was suspended, but we believe these remaining fines will eventually be dismissed.

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

     As of December 31, 2004, 6,809 of our employees, who were employed at the Presidente Vargas Steelworks, were members of the steelworkers' union of Volta Redonda and region, which is affiliated with the Força Sindical national union. An additional 541 employees were members of the iron ore miners' union of Congonhas, which is affiliated with the Central nica dos Trabalhadores, or CUT, national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores, the workers' party that advocates socialism and social democracy. We have collective bargaining agreements, renewable annually each May 1, with the two unions.

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

A Privatized Industry

     During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrs, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi-autonomous companies under the control of Siderbrs and were each individually privatized over the period from 1991 to 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and a resumption of investment.

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
______________________
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

Sales Volume and Net Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net revenues by products and markets.

				Sales Volume

	Metric Tons			% of Sales Volume

				In Market				Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In thousands of metric tons)			(In percentages)
Domestic Sales
Slabs	44	68	57	1	2	2	1	1	1
Hot-rolled	1,212	1,081	1,142	36	35	34	23	21	24
Cold-rolled	808	696	648	24	23	20	16	14	14
Galvanized	645	559	783	19	18	24	12	11	17
Tin Mill	670	662	668	20	22	20	13	13	14

Sub-total	3,379	3,066	3,298	100	100	100	65	60	70

Export sales
Slabs	345	361	44	19	18	3	7	7	1
Hot-rolled	482	750	417	26	38	29	9	15	9
Cold-rolled	157	138	96	9	7	7	3	3	2
Galvanized	461	329	576	26	17	39	9	7	11
Tin Mill	363	387	312	20	20	22	7	8	7

Sub-total	1,808	1,965	1,445	100	100	100	35	40	30

Total	5,187	5,031	4,743				100	100	100

Total Sales
Slabs	389	429	101				8	8	2
Hot-rolled	1,694	1,831	1,559				32	36	33
Cold-rolled	965	834	744				19	17	16
Galvanized	1,106	888	1,359				21	18	29
Tin Mill	1,033	1,049	980				20	21	21

Total	5,187	5,031	4,743				100	100	100

				Net Operating Revenues(1)

	U.S. dollars				% of Net Operating Revenues

				In Market				Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In millions of US$)			(In percentages)
Domestic Sales
Slabs	4	12	13	—	1	1	—	—	—
Hot-rolled	285	382	570	25	28	30	17	16	19
Cold-rolled	242	276	368	23	20	19	14	11	13
Galvanized	249	315	505	22	23	26	15	13	17
Tin Mill	338	380	469	30	28	24	19	16	16

Sub-total	1,118	1,365	1,925	100	100	100	65	56	65

Export sales
Slabs	78	130	24	13	13	2	5	5	1
Hot-rolled	123	296	247	21	27	25	7	12	8
Cold-rolled	41	66	90	7	6	9	2	3	3
Galvanized	194	285	430	32	26	43	12	12	16
Tin Mill	163	300	217	27	28	21	9	12	7

Sub-total	599	1,077	1,008	100	100	100	35	44	35

Total	1,717	2,442	2,933				100	100	100

Total Sales
Slabs	82	142	37				5	5	1
Hot-rolled	408	678	817				24	28	27
Cold-rolled	283	342	458				16	14	16
Galvanized	443	600	935				27	25	33
Tin Mill	501	680	686				28	28	23

Total	1,717	2,442	2,933				100	100	100

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

2. Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2004 and the percentage change in each of these items from 2002 to 2003 and from 2003 to 2004:

	Year Ended December 31,			Increase (Decrease)
	As Restated (See FS note 25)			As Restated (See FS note 25)

	2002	2003	2004	2003/2002	2004/2003

	%	%	%	%	%
Operating revenues
Domestic sales	85.2	72.3	93.9	17.4	57.1
Export sales	32.5	42.3	32.7	79.8	(6.4)
	117.7	114.6	126.6	34.6	33.7
Sales Taxes	(17.1)	(12.6)	(23.8)	2.2	128.3
Discounts, returns and allowances	(0.7)	(2.0)	(2.7)	316.7	68.0
Net operating revenues	100.0	100.0	100.0	38.3	21.0
Cost of products sold	54.0	57.2	45.6	46.6	(3.4)
Gross profit	46.0	42.8	54.4	28.7	53.7
Operating expenses
Selling	6.9	6.9	5.1	38.6	(11.4)
General and administrative	6.0	3.8	3.5	(12.7)	13.5
Others	2.6	5.2	1.6	183.0	(62.4)
Operating income	30.6	26.9	44.2	21.6	98.5
Non-operating income (expenses), net
Financial income	25.3	(10.2)	(4.1)	—	(51.5)
Financial expenses	(11.9)	(11.8)	(12.5)	38.8	26.3
Foreign exchange and monetary gain (loss), net	(48.4)	12.8	5.0	—	(52.9)
Gain on sales of long-term investments	—	—	—	—	—
Others	(1.6)	0.5	(0.2)	—	—
Income (loss) before income taxes, equity in results of
affiliated companies, extraordinary item and
cumulative effect of a change in accounting
principle	(6.0)	18.2	32.4	—	116.7
Income tax expense (benefit)
Current	(1.4)	4.9	9.4	—	131.2
Deferred	(10.3)	(3.4)	0.1	(53.7)	(102.3)
	(11.7)	1.5	9.5	—	-
Equity in results of affiliated companies	(3.9)	0.4	1.7	—
Income (loss) before extraordinary item and cumulative
effect of a change in accounting principle	1.8	17.1	24.6	—	75.3
Extraordinary item, net of income taxes	—	—	—	—	—
Cumulative effect of change in accounting principle, net
of income taxes	—	—	—	—	—

Net income (loss)	1.8	17.1	24.6	—	75.3

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

     Sales taxes, discounts, returns and allowances increased, mainly reflecting higher operating revenues.

Gross Profit

     Our cost of goods sold decreased US$50 million to US$1,407 million in the year ended 2004 from US$1,457 million in the year ended 2003. The decrease in sales volume was the main reason behind the decline in the cost of products sold. It more than offset the higher production costs, which were driven by higher raw material prices. Our gross profit increased 54% to US$1,677 million in the year ended 2004 from US$1,091 million in the year ended 2003. The higher gross profit was primarily due to higher net operating revenues and lower cost of goods sold.

Operating Income

     In 2004, our operating income increased US$676 million, or 99%, to US$1,362 million from US$686 million in 2003, reflecting mostly the increase in gross profit and lower selling and other operating expenses. The decrease in other operating expenses was partly due to the inclusion, in 2003, of a non-recurring tax provision (related to claims about the effect of understated inflation in the income tax and social contribution on net income).

Non-operating Expenses (Income), Net As Restated (See FS note 25)

     In 2004, our net non-operating expenses increased US$138 million (or 61%) to US$363 million from US$225 million in 2003, primarily as a result of a decrease in net foreign exchange and monetary gain, which was partially offset by a decrease in net financial expenses. Net foreign exchange and monetary loss is, among other things, the impact of changes in exchange rates on our assets and liabilities denominated in foreign currencies (e.g., the gain incurred as U.S. dollar-denominated debt decreases as the real depreciates against the U.S. dollar). Net financial expenses is the interest on debt and other expenses of our financing instruments, net of income earned on our financial assets.

     In 2004, we had a net foreign exchange and monetary gain of US$153 million, which represented a US$172 million decrease from the US$325 million gain obtained in 2003, reflecting the 8% appreciation of the real against the U.S. dollar in 2004, much lower than the 18% appreciation of the real in 2003. We had net financial expenses of US$510 million in 2004 (consisting of financial income of US$(126) million and financial expenses of US$384 million), which was a US$54 million decrease from our net financial expenses of US$564 million in 2003 (consisting of financial income of US$(260) million and financial expenses of US$304 million), primarily reflecting higher income as a result of lower losses derived from our hedging operations.

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

Non-operating Expenses (Income), Net

     In 2003, our net non-operating expenses decreased US$449 million (or 67%) to US$225 million from US$674 million in 2002, primarily as a result of a decrease in net foreign exchange and monetary loss, which was partially offset by an increase in net financial expenses in 2003.

     In 2003, we had a net foreign exchange and monetary gain of US$325 million, which was a US$1,216 million swing from our net foreign exchange and monetary loss of US$891 million in 2002, reflecting the 18.2% appreciation of the real against the U.S. dollar in 2003, compared to the 52.3% devaluation in 2002. We had net financial expenses of US$564 million in 2003 (consisting of financial income of US$61 million and financial expenses of US$625 million), which was a US$811 million swing from our net financial income of US$247 million in 2002 (consisting of financial income of US$466 million and financial expenses of US$219 million), primarily reflecting lower income as a result of losses derived from our decision to hedge against losses on our foreign currency-denominated debt.

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

     The debentures are real-denominated debentures that were issued in December 2003: a US$85.5 million tranche with a three-year maturity and bearing interest at 106.5% of Certificado de Depósito Interbancrio – CDI, the Brazilian interbank interest rate, per annum, a US$136 million tranche with a three-year maturity and bearing interest at 107% of CDI, and a US$85.5 million tranche with a five-year maturity, indexed to the Índice Geral de Preços e Mercado – IGPM, the Brazilian market price index, and bearing interest at 10% per annum. The Eurodollar/Rule 144A and Regulation S notes, summarized in the table below, reflect US$400 million of new issuances of notes during 2004. They also include the remaining US$79 million outstanding amount of notes from an initial US$600 million offering in June 1997. They mature in 2007 and bear interest at 9.125% per annum. Pursuant to tender offers in February 1999 and May 2001 and open market purchases, CSN purchased US$521 million of such notes.

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

     These new debentures are solely the obligations of Vicunha Siderurgia. We are not a party to the new debenture, and we are not an obligor thereunder but the terms of the new debentures require Vicunha Siderurgia to maintain a financial covenant relating to our net financial expenses as a function of our EBITDA. The covenant can be summarized as follows (all as defined in the new debentures): our Net Financial Expenses shall not exceed the lower of (i) 40% of our EBITDA and (ii) our Adjusted EBITDA. For calendar year 2004, our Net Financial Expenses were (i) 36.6% of our EBITDA and (ii) US$448 million lower than our Adjusted EBITDA. There is no assurance that our Net Financial Expenses will remain in compliance with the level required by this covenant.

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

E. Off-balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance lease payments related to activities of MRS, CFN and TECON, and debt or other obligations of some joint venture entities whose accounts are not consolidated in our financial statements. The following table summarizes all of the off-balance obligations for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2004

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
CFN	16	2005
CFN	9	2009

TOTAL	25

Contingent Liability for Lease Payments:(1)
MRS	1,336	2026
CFN	26	2026
TECON	61	2026

TOTAL	1,423

______________________
(1) Other consortia members are also jointly and several liable for these payments.

CFN

     We guarantee, together with Taquari (which also owns 50% of CFN), the loans BNDES has granted to CFN. The total outstanding amount of the debt is $48.6 million.

MRS's Lease Obligations

     We assigned as negligible the likelihood of being responsible for the lease obligations of MRS because (i) MRS currently transports approximately 110 million tons of products (mainly steel, iron ore, coal and coke), and the average annual growth rate of the cargo transported by MRS over the last five years was 20%, (ii) MRS is expected to continue to report operating revenues, EBITDA and EBITDA margin above approximately $500, $200 million and 40%, respectively, in the following years, and (iii) MRS will benefit from recently announced mining projects which are expected to support a 10% annual increase of cargo transported over the next five years.

     In addition to the very positive business outlook, MRS has a tariff model which aids MRS's financial sustainability by determining ideal tariffs to be practiced for its transportation services of captive cargo (which is cargo that cannot be transported in any way other than through MRS's rail). This tariff model provides that costs incurred by MRS with respect to captive cargo, including operational, fixed and variable costs, costs of remunerating MRS's own and third-party capital, concession costs, and leasing and investment costs aimed at maintaining the productive capacity of leased assets, are duly covered by the calculated tariffs. Clients that transport captive cargo account for roughly 65% of MRS's overall volume.

     The tariff model also aids MRS's financial sustainability by defending MRS's margin as costs rise. Tariffs are fixed annually for clients that transport captive cargo based on MRS's budget for the relevant year. Tariffs are fixed for clients that transport cargo that is not captive through negotiated agreements with MRS.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     We are managed by our Board of Directors (Conselho de Administraço), which consists of seven to nine members, and our Board of Executive Officers (Diretoria Executiva), which consists of three to six executive officers (one of which is the Chief Executive Officer). In accordance with our Estatuto Social (the "By-laws"), each Director is elected for a term of one year by our stockholders at a stockholders' meeting. Our By-laws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

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

     Fernando Perrone. Mr. Perrone was born on May 6, 1947 and elected a Member of our Board of Directors on September 26, 2002. He was Executive Officer of the Infrastructure/Energy sector from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroporturia – INFRAERO and was an officer of BNDES.

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

     Yoshiaki Nakano. Mr. Nakano was born on August 30, 1944 and has been a Member of our Board of Directors since April 29, 2004. From 1995 to 2001 Mr. Nakano was Treasury Secretary of the State of São Paulo. Since 2001, he has been Chief of the Economics Department at Fundaço Getlio Vargas – FGV/SP.

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

     The address for all of the directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20 Andar, Itaim Bibi, São Paulo, São Paulo State, Brasil (telephone number 55-11-3049-7591).

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
___________________
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

     The covenant under the new debentures that relates to us can be summarized as follows (all as defined in the new debentures): our Net Financial Expenses shall not exceed the lower of (i) 40% of our EBITDA and (ii) our Adjusted EBITDA. For calendar year 2004, our Net Financial Expenses were (i) 36.6% of our EBITDA and (ii) US$448 million lower than our Adjusted EBITDA. There is no assurance that our Net Financial Expenses will remain in compliance with the level required by this covenant.

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

     Our capital stock is comprised of ações ordinrias, without par value (the "common shares"). The principal trading market for our common shares is the São Paulo Stock Exchange. Our American Depository Shares trade on the NYSE under the symbol "SID".

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

Trading on the Brazilian Stock Exchanges

     Since April 28, 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA) has been Brazil's only stock exchange.

     The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has one open outcry trading session each day, from 10:00 a.m. to 5:00 p.m. Trading is also conducted during this time on an automated system called Sistema de Negociaço Assistida por Computador, or CATS. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Off-exchange trading may be effected in certain circumstances, although this type of trading is very unusual.

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

     General Meetings are called, convened and presided over by the Chairman or by the Vice-Chairman of our Board of Directors. A General Meeting is convened by publishing, no fewer than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Dirio Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our stockholders have previously designated Jornal do Commercio for this purpose. In addition, because our common shares trade on the São Paulo Stock Exchange, we are required to publish the same notice in a newspaper with national circulation. The Gazeta Mercantil has been designated for this purpose. Both notices must contain the agenda for the meeting and, in the case of an amendment to our By-laws, an indication of the subject matter.

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

Redemption Rights

     Our common shares are not redeemable, except that a dissenting and adversely affected stockholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a General Meeting by stockholders representing at least 50% of the voting shares: (i) to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the By-laws); (ii) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) to reduce the mandatory distribution of dividends; (iv) to change our corporate purposes; (v) to merge us with another company or consolidate us; (vi) to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company ("incorporaço"); (vii) to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law; (viii) to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; (ix) to conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under the Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an "incorporaço" as described in clause (vi) above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the General Meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant General Meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting stockholders would jeopardize our financial stability. Law no. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. According to our By-laws, the reimbursement value of the common shares shall be the quotient of the division of our economic value, ascertained by appraisal in accordance with the Brazilian Corporate Law, by the total number of shares issued by CSN, excluding treasury shares.

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

Differences Between the Laws of the United States and Brazil

     The Brazilian Corporate Law is, in general nature, similar to corporate laws in the United States, including the possibility of a stockholders' derivative action (aço de responsabilidade) and the responsibilities of directors (i.e., directors owe duties of care and loyalty). Liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws, may not be enforceable in Brazil, whether in original actions or in actions for enforcement of judgments of U.S. courts.

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

     A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR Depositary, and is maintained by the Ita Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary. Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR Depositary's Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the common shares are held pursuant to Resolution no. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Item 10.E.1. Brazilian Tax Considerations".

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

	2004		2003
	Avg rate%	Avg life	Avg rate%	Avg life

U.S. dollar LIBOR	2.13	3.75	1.71	3.37
U.S. dollar fixed rate	9.10	6.24	8.96	4.81
Euro fixed rate	4.92	2.16	5.01	2.65
Euro floating rate	6.03	1.53	6.18	2.08
Yen fixed rate	5.46	1.53	5.72	2.08
UMBNDES	4.13	3.19	4.41	3.66
CDI	106.8 of CDI	2.00	106.8 of CDI and CDI + 2.5	2.56
IGPM	11.18	4.00	10.27	4.25
TJLP	7.82	2.64	8.07	3.15

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

As of Dec 2004	Notional (in U.S. dollar	Average interest rate %	Average maturity (days)
	million)	(U.S. dollar)

Swaps (U.S. dollar fixed- rate versus CDI)	15	4.55	13

Futures (U.S. dollar fixed- rate versus CDI)*	10	2.36	138

Futures (U.S. dollar-real)*	1,191	2.6864	33

Non-deliverable forwards (U.S. dollar-real)	150	2.7523	33

* daily reset

As of Dec 2003	Notional	Average interest rate (U.S.	Average maturity (days)
	(in U.S. dollar million)	dollar)%

Swaps (U.S. dollar fixed- rate versus CDI)	1,227	5.96	148

Futures (U.S. dollar fixed- rate versus CDI)*	85	1.63	104

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

PART II

Item 15. Disclosure Controls and Procedures

     An evaluation as of December 31, 2004 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executife Officer and acting Chief Financial Officer, to allow timely decisions regarding reqruired disclosure as of the end of our most recent fiscal year. No changes in our internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. When we discovered a foreign exchange translation error in our US GAAP financial statements, we promptly took remedial action by restating our financial results and filing this amendment to our 2004 Annual Report to reflect such changes.

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

Page
Report of Independent Registered Public Accounting Firm	F-R
Consolidated financial statements - Restated:
Balance sheets as of December 31, 2003 and 2004	FS-1
Statements of Operations for the years ended December 31, 2002, 2003 and 2004	FS-3
Statements of cash flows for the years ended December 31, 2002, 2003 and 2004	FS-4
Statements of changes in stockholders' equity for the years ended December 31, 2002, 2003 and 2004	FS-6
Notes to consolidated financial statements - Restated	FS-8

Item 19. Exhibits

Exhibit
Number	Description
1.1	By-laws of CSN, as amended to date.*
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

_________________________
(*) English translation.
(**) Furnished, not filed.

SIGNATURE

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

January 20, 2006

Companhia Siderúrgica Nacional

By:	/s/	Benjamin Steinbruch

Name: Benjamin Steinbruch
	Title:	Chief Executive Officer and Acting Chief
Financial Officer

By:	/s/	Otvio de Garcia Lazcano

Name: Otvio de Garcia Lazcano
	Title:	Financial Director

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Benjamin Steinbruch, certify that:

1.	I have reviewed this annual report on Form 20-F of Companhia Siderúrgica Nacional;

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: January 20, 2006

By:	/s/	Benjamin Steinbruch

Name: Benjamin Steinbruch
	Title:	Chief Executive Officer and Acting Chief
Financial Officer

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to 18 U.S.C. Section 1,350, the undersigned officer of Companhia Siderrgica Nacional (the "Company"), hereby certifies, to such officer's knowledge, that the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 20, 2006

By:	/s/	Benjamin Steinbruch

Name: Benjamin Steinbruch
	Title:	Chief Executive Officer and Acting Chief
Financial Officer

     The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Companhia Siderúrgica Nacional
Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 (Restated)
And Report of Independent Registered Public Accounting Firm

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

As discussed in Note 25, the Company has restated its consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Rio de Janeiro, Brazil,

June 6, 2005 (except with respect to the matters discussed in Note 25, as to which the date is January 17, 2006).

Companhia Siderúrgica Nacional
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2003	2004

Current assets	As Restated, see Note 25	As Restated, see Note 25
Cash and cash equivalents	1,251	970
Short-term investments		143
Trade accounts receivable, net	368	382
Inventories	281	819
Derivative assets	79
Recoverable taxes	105	284
Deferred income taxes	131	204
Other	95	105

	2,310	2,907

Property, plant and equipment, net	1,874	2,143

Investments in affiliated companies	55	188

Goodwill	30	45

Other assets
Derivative assets		129
Restricted investments	27	30
Restricted deposits for legal proceedings	173	219
Intercompany accounts	21	23
Deferred income taxes	295	257
Other	232	216

	748	874

	5,017	6,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Balance Sheets
Expressed in millions of United States dollars
(continued)

Liabilities and stockholders’ equity	As of December 31,

	2003	2004

	As Restated, see Note 25	As Restated, see Note 25
Current liabilities
Trade accounts payable	152	242
Payroll and related charges	34	42
Taxes payable	194	261
Interest on stockholders’ equity	85	90
Current portion of long-term debt	27
Short-term debt and advances on export contracts	430	430
Accrued finance charges	72	57
Derivative liabilities	199	27
Other	35	67

	1,228	1,216

Long-term liabilities
Accrued pension cost	224	226
Long-term debt and debentures	2,274	2,357
Accrual for contingencies	476	968
Other	8	64

	2,982	3,615

Stockholders’ equity
Common stock – 400,000,000 shares (no par value)
authorized – 286,917,045 shares issued
outstanding – 276,893,446 at December 31, 2004 and
286,917,045 at December 31, 2003	2,447	2,447
Capital surplus	53	53
Treasury stock –10,023,599 shares at December 31, 2004		(153)
Retained earnings
Appropriated	255	310
Unappropriated	78	529
Accumulated other comprehensive loss	(2,026)	(1,860)

	807	1,326

	5,017	6,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Operations
Expressed in millions of United States dollars, except share data

	Years ended December 31,

	2002	2003	2004

	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25
Operating revenues
Domestic sales	1,570	1,843	2,895
Export sales	599	1,077	1,008

	2,169	2,920	3,903
Sales taxes	315	322	735
Discounts, returns and allowances	12	50	84

Net operating revenues	1,842	2,548	3,084

Cost of products sold	994	1,457	1,407

Gross profit	848	1,091	1,677

Operating expenses
Selling	127	176	156
General and administrative	110	96	109
Other	47	133	50

	284	405	315

Operating income	564	686	1,362

Non-operating income (expenses), net
Financial income	466	(260)	(126)
Financial expenses	(219)	(304)	(384)
Foreign exchange and monetary gain (loss), net	(891)	325	153
Other, net	(30)	14	(6)

	(674)	(225)	(363)
Income (loss) before income taxes and equity in results
of affiliated companies	(110)	461	999

Income taxes
Current	25	(125)	(289)
Deferred	190	88	(2)

	215	(37)	(291)

Equity in results of affiliated companies	(71)	9	51

Net income	34	433	759

Basic and diluted earnings per common share	0.12	1.51	2.68

Weighted average number of common shares
outstanding (in thousands)	286,917	286,917	283,476

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25

Cash flows from operating activities
Net income	34	433	759
Adjustments to reconcile net income
to net cash provided by operating activities:

Depreciation and amortization	122	119	139
Foreign exchange and monetary loss (gain), net	891	(325)	(153)
Accrual for contingencies	29	384	478
Accrual for derivatives	(112)	176	(223)
Residual value of equipment retired	30	31	5
Deferred income taxes	(190)	(88)	2
Equity in results of affiliated companies	71	(9)	(51)
Other	12	(28)	73

Decrease (increase) in operating assets
Trade accounts receivable and other	(168)	112	30
Short-term investments			(143)
Inventories	11	(24)	(493)
Recoverable taxes	50	(52)	(129)
Restricted deposits for legal proceedings	(21)	(11)	(30)
Other	(58)	(19)	34

Increase (decrease) in operating liabilities
Trade accounts payable	48	(41)	65
Payroll and related charges	6	(14)	(11)
Accrued pension cost		(9)	(33)
Other	51	(66)	5

Net cash provided by operating activities	806	569	324

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

Cash flows from investing activities	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25
Additions to property, plant and equipment	(264)	(210)	(178)
Acquisition of investments	(42)	(34)	(137)
Business acquisition of GalvaSud, net of cash acquired			(19)
Loans to related parties	(13)	(4)	(1)

Net cash used in investing activities	(319)	(248)	(335)

Cash flows from financing activities
Short-term debt, net borrowings and repayments	(263)	(709)	(722)
Long-term debt
Proceeds	536	1,517	745
Repayments	(561)	(35)	(8)
Treasury stock			(153)
Dividends and interest on stockholders’ equity paid	(60)	(278)	(242)

Net cash provided by (used in) financing activities	(348)	495	(380)

Effects of changes in exchange rates on cash and cash
equivalents	(113)	79	110

Increase (decrease) in cash and cash equivalents	26	895	(281)

Cash and cash equivalents, beginning of year	330	356	1,251

Cash and cash equivalents, end of year	356	1,251	970

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year for:
Interest, net of interest capitalized	145	166	305
Income tax and social contribution, including
withholding income tax	13	51	112

Acquisition of business:
Fair value of assets acquired, including goodwill	109
Fair value of liabilities assumed	(80)
Purchase price	29
Cash acquired	(10)
Purchased price, net of cash acquired	19

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

Movement of Common Shares (quantities):	Years ended December 31,

	2002	2003	2004

	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25

Opening balance (*)	286,917,045	286,917,045	286,917,045

Treasury Stock acquisition			(10,023,599)

Balance, end of year	286,917,045	286,917,045	276,893,446

(*) Adjusted for the effect of reverse stock split – See Note 15a

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Stock acquisition			(153)

Balance, end of year			(153)

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of year	(2,021)	(2,151)	(2,026)
Change in the year	(130)	125	166

Balance, end of year	(2,151)	(2,026)	(1,860)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(continued)

	Years ended December 31,

	2002	2003	2004

	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25
Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	416	226	169
Addition to reserve		169
Transfer from (to) unappropriated retained earnings	(190)	(226)	15

Balance, end of year	226	169	184

Legal reserve
Balance, beginning of year	85	56	86
Addition to reserve		18	33
Transfer from (to) unappropriated retained
earnings	(29)	12	7

Balance, end of year	56	86	126

Total balance, end of year	282	255	310

Unappropriated retained earnings
Balance, beginning of year	(234)	(124)	78
Net income	34	433	759
Dividends and interest on stockholders’ equity	(143)	(258)	(253)
Appropriation from (to) reserves	219	27	(55)

Balance, end of year	(124)	78	529

Total retained earnings (accumulated loss)	158	333	839

Total stockholders’ equity	507	807	1,326

Comprehensive income (loss)
Net income	34	433	759
Translation adjustments for the year	(130)	125	166

Total comprehensive income (loss)	(96)	558	925

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

In December 2004, the FASB issued SFAS No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requirements of this new Statement and its potential impact on the Company’s financial position, results of operations and cash flows.

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

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2002	2003	2004

	As Restated, see Note 25	As Restated, see Note 25	As Restated, see Note 25
Income (loss) before income taxes and equity in
results of affiliated companies	(110)	461	999

Federal income tax and social contribution at
statutory rates	37	(157)	(340)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	27	29	31
Nontaxable income from operations outside Brazil	7	49	61

Reversal of tax contingencies	32
“Summer plan” (see note 18 – tax
contingencies, social contribution and
income tax)		128	12
Other permanent differences	67	(34)	(32)
Other temporary differences	45	(52)	(23)

Tax benefit (expense) per statements of operations	215	(37)	(291)

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

The Company maintained a receivable balance related to the energy sales in the amount of US$37 as of December 31, 2004 (US$41 as of December 31, 2003). From the receivable balance, the amount of US$29 as of December 31, 2004 (US$32 as of December 31, 2003) is due by concessionaires with court injunctions suspending the corresponding payments. The Company’s management believes that an allowance of doubtful accounts is not necessary in view of the measures taken by the agencies.

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

Allowance for doubtful accounts is in an amount considered by management to absorb eventual losses on uncollectible accounts.

9 Inventories

	As of December 31,

	2003	2004

Finished goods	69	192
Products in process	45	89
Raw material	83	423
Spare parts and maintenance supplies	81	108
Other	3	7

Total	281	819

10 Investments in affiliated companies

	As of and for the years ended December 31,

	Direct	Direct
	Ownership	Ownership			Equity in results of
	2003	2004	Investments		affiliated companies

Investments in affiliated	Total	Total	2003	2004	2002	2003	2004

companies
Infrastructure/ energy
MRS Logística	32.22%	32.22%	19	53	(24)	13	46
Itá Energética	48.75%	48.75%		94	(9)	(1)	14
			19	147	(33)	12	60
Steel
GalvaSud	51.00%	(2)			(12)
Lusosider Projectos Siderúrgicos	50.00%	50.00%	36	41		(1)	1

			36	41	(12)	(1)	1

			55	188	(45)	11	61

Provision for loss on investments(3)
Infrastructure
Companhia Ferroviária do Nordeste	49.99%	49.99%	(1)	(12)		(7)	(10)
Sepetiba Tecon	(1)				(4)
			(1)	(12)	(4)	(7)	(10)
Steel
GalvaSud	51.00%	(2)	(2)		(15)	5
CSN Aceros	37.50%	(1)			(7)

			(2)		(22)	5

			(3)	(12)	(26)	(2)	(10)

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

	2003			2004

	As Restated, see Note 25			As Restated, see Note 25

	CSN	GalvaSud	Pro	CSN		Pro
	Consolidated	before	Forma	Consolidated	GalvaSud	Forma
		acquisition

	(unaudited)			(unaudited)
Net operating revenues	2,548	106	2,654	3,084	33	3,117
Cost and operating expenses	(1,862)	(90)	(1,952)	(1,722)	(25)	(1,747)

Operating income	686	16	702	1,362	8	1,370
Non-operating income	(225)	(1)	(226)	(363)	(28)	(391)
(expenses), net

Income before income taxes	461	15	476	999	(20)	979
and equity
Income taxes	(37)	(5)	(42)	(291)		(291)
Equity	9	(5)	4	51	10	61

Net income	433	5	438	759	(10)	749

The amount involved in this acquisition, including the payment of debts and the amount paid to TKS totaled US$166. This acquisition resulted in goodwill of US$41, which is not deductible for tax purposes.

FS - 20

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

12 Property, plant and equipment

	As of December 31, 2003

		Accumulated
	Cost	Depreciation	Net

Land	14		14
Buildings	69	4	65
Equipment	2,650	916	1,734
Furniture and fixtures	20	15	5
Vehicles	4	3	1
Others	48	20	28

	2,805	958	1,847
Construction in progress	27		27

	2,832	958	1,874

	As of December 31, 2004

		Accumulated
	Cost	Depreciation	Net

Land	21		21
Buildings	134	13	121
Equipment	3,032	1,142	1,890
Furniture and fixtures	23	18	5
Vehicles	5	4	1
Others	79	31	48

	3,294	1,208	2,086
Construction in progress	57		57

	3,351	1,208	2,143

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

In conformity with the terms of the “Private Deed for Issuance of Nonconvertible Unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance”, dated as of January 10, 2002, and in compliance with the provisions of CVM instruction nº 358, the Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second series debentures covered by the deed, representing a total of fifteen thousand (15,000) debentures in the total amount of R$150 million (US$51), which occurred on February 9, 2004. On August 31, 2004, the Board of Directors approved the redemption of all first series debentures, issued in 2002, representing a total of fifty four thousand (54,000) debentures in the total amount of R$540 million (US$191), which occurred on October 4, 2004. The repurchases had no impact on the Company’s results, because the debentures were purchased at their recorded values.

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

The table below represents the financings by the Company through its subsidiaries during 2004:

		Principal	Issue	Maturity	Interest (%)
Subsidiary	Description	amount	Date	Date	per annum

CSN Islands VIII	Notes	US$200	Jan/04	Dec/13	9.75
CSN Export	Securitized Receivables	US$162	Jun/04	May/12	7.427
CSN Islands IX	Notes	US$200	Sep/04	Jan/15	10

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

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2004, CBS owned 10,419,688 common shares of CSN with a market value at December 31, 2004 of US$198 (US$144 at December 31, 2003). CBS also had at December 31, 2004, 249,080 thousand quotas (equity interests) of the Clube de Investimento CSN, an investment club comprised of CSN’s employees and itself a shareholder of CSN, with a recorded value of US$35.2 (249,080 thousand quotas with a recorded value of US$25.3 at December 31, 2003). Pension assets totaled R$1.6 billion (US$570) and R$1.9 billion (US$716) at December 31, 2003 and 2004, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of the Company registered the following allocation as of December 31, 2004:

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

The accruals for contingencies and the related legal deposit balances are as follows:

	As of December 31, 2003		As of December 31, 2004

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		2		3
Civil		1		3

		3		6

Long-term
Labor	6	21	12	45
Civil		16		25
Tax

IPI		56		268
Social contribution	53	15	83	131
Income tax	76	149	81	151
PIS/COFINS – Law No. 9,718/99		78		98
CPMF		65		105
Other tax	24	50	41	71
Other	14	26	2	74

	173	476	219	968

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

As of December 31, 2004, the accrual related to the total credits used to offset IPI tax payable amounted to US$231 (US$56 in 2003). The actual amount payable is updated by Selic (Special System for Settlement and Custody) a Brazilian interest rate for tax purposes.

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

Since privatization, the Company has invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2002 – R$123.0 million (US$42.1 million); 2003 – R$151.2 million (US$51); 2004 – R$159.4 million (US$54.4) . Of the R$159.4 million (US$54.4) spent in 2004, capital expenditures constituted R$11.7 million (US$4.0) and environmental maintenance and operating costs constituted R$147.7 million (US$50.5) .

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
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

19 Guarantees

The parent company provides guarantees on obligations of its subsidiaries to third parties. The parent company has also provided guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in USD '000)	Expiration Date	Conditions

MRS Logísistica S.A.	R$	1,336.0(1)	Dec 01, 2026	Guarantee given to the Federal Union, together with all other members in the consortia, for MRSs lease obligation assumed in the concession agreement.
CFN - Companhia Ferroviaria do Nordeste	R$	6.8	Oct 3, 2005	Join guarantee of BNDES
				financing

Cia Metalic Nordeste	R$	1.8	May 15, 2008	Invoices/ guarantee given to
				Banco Santos referring to
				contracts for the financing of
				equipment
Cia Metalic Nordeste	R$	2.7	Jan 27, 2003 to	Invoices/ guarantee given to
			Jan 30, 2006	BEC Provin and ABC Brasil
				referring to working capital
				contracts
Cia Metalic Nordeste	R$	7.6	Jan 15, 2006	Guarantee given to the
				BNDES, for contracts referring
				to financing of machinery and
				equipment
CSN Iron	US$	79.3	Jan 06, 2007	Promissory Note of Eurobond
				operation

CSN Island III	US$	75.0(2)	Apr 21, 2005	Installment of guarantee by
				CSN in Bond issuance

CSN Island V	US$	150.0(2)	Jul 07, 2005	Installment of guarantee by
				CSN in Bond issuance

CSN Island VII	US$	275.0(2)	Dec 09, 2008	Installment of guarantee by
				CSN in Bond issuance

CSN Island VIII	US$	550.0(2)	Dec 16, 2013	Installment of guarantee by
				CSN in Bond issuance

CSN Island IX	US$	200.0(2)	Jan 15, 2015	Installment of guarantee by
				CSN in Bond issuance

CSN Overseas	US$	20.0(2)	Oct 29, 2009	Installment of guarantee by
				CSN in Promissory Notes
				issuance
Inal	R$	1.4	Mar 15 and Apr	Guarantee for equipment
			15, 2006	financing

Inal	US$	1.4	Mar 26, 2008	Guarantee for equipment
				financing

Sepetiba Tecon	US$	33.5	Dec 30, 2004 to	Guarantee for equipment
			Sep 15, 2013	acquisition and implementation
				of terminal financing
CFN - Companhia Ferroviaria do Nordeste	R$	8.7	Apr 5, 2005	Join guarantee of BNDES
				financing

CFN - Companhia Ferroviaria do Nordeste	R$	9.0	Nov 13, 2009	Join guarantee of BNDES
				financing
_______________
(1)	Total notional amount, for which the Company is contingently liable limted to its participation in the consortium.
(2)	Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.

Other commitments

The Company makes investments through participation in consortia formed by CSN and Taquari, for the development or operation of concessions in CFN – Companhia Ferroviaria do Nordeste, granted by government entities. Under Brazilian law, each member of such a consortium is jointly and severally liable for the obligations arising from the concession.

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2002

	As Restated, see Note 25

		Corporate
		and	Infrastructure/
	Steel	Investments	Energy	Consolidated

Results
Revenues
Domestic sales	1,534		36	1,570
Export sales	599			599
Sales taxes	(315)			(315)
Discounts, returns and allowances	(12)			(12)
Cost and operating expenses	(1,250)		(28)	(1,278)
Financial income		466		466
Financial expenses		(219)		(219)
Foreign exchange and monetary loss		(891)		(891)
Other non-operating income		(30)		(30)
Income taxes		215		215
Equity in results of affiliated companies	(26)	(7)	(38)	(71)

Net income (loss)	530	(466)	(30)	34

Other information
Total assets	2,700	809	146	3,655

Capital expenditures	256	1	7	264
Investments in affiliated companies			5	5
Goodwill			3	3
Depreciation and amortization expenses	(122)			(122)

Sales by geographic area

Asia	70			70
North America	216			216
Latin America	102			102
Europe	155			155
Others	56			56

Export sales	599			599
Domestic sales	1,534		36	1,570

Total	2,133		36	2,169

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2003

	As Restated, see Note 25

		Corporate
		and	Infrastructure/
	Steel	Investments	Energy	Consolidated

Results
Revenue
Domestic sales	1,837		6	1,843
Export sales	1,077			1,077
Sales taxes	(321)		(1)	(322)
Discounts, returns and allowances	(50)			(50)
Cost and operating expenses	(1,840)		(22)	(1,862)
Financial income		(260)		(260)
Financial expenses		(304)		(304)
Foreign exchange and monetary gain		325		325
Other non-operating income		14		14
Income taxes		(37)		(37)
Equity in results of affiliated
companies	4		5	9

Net income (loss)	707	(262)	(12)	433

Other information
Total assets	3,438	1,401	178	5,017

Capital expenditures	180		30	210
Investments in affiliated companies	36		19	55
Goodwill	26		4	30
Depreciation and amortization
expenses	(112)		(7)	(119)

Sales by geographic area

Asia	125			125
North America	387			387
Latin America	185			185
Europe	280			280
Others	100			100

Export sales	1,077			1,077
Domestic sales	1,837		6	1,843

Total	2,914		6	2,920

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2004

	As Restated, see Note 25

		Corporate
		and	Infrastructure
	Steel	Investments	/ Energy	Consolidated

Results
Revenue
Domestic sales	2,895			2,895
Export sales	1,008			1,008
Sales taxes	(735)			(735)
Discounts, returns and allowances	(84)			(84)
Cost and operating expenses	(1,722)			(1,722)
Financial income		(126)		(126)
Financial expenses		(384)		(384)
Foreign exchange and monetary gain		153		153
Other non-operating income		(6)		(6)
Income taxes		(291)		(291)
Equity in results of affiliated companies.	2		49	51

Net income (loss)	1,364	(654)	49	759

Other information
Total assets	4,468	1,397	292	6,157

Capital expenditures	154		24	178
Investments in affiliated companies	41		147	188
Goodwill	41		4	45
Depreciation and amortization expenses	(128)		(11)	(139)

Sales by geographic area

Asia	65			65
North America	604			604
Latin America	79			79
Europe	230			230
Others	30			30

Export sales	1,008			1,008
Domestic sales	2,895			2,895

Total	3,903			3,903

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Revenues by steel products from export sales:

	Metric Tons			U.S.Dollars
	(in thousands) (unaudited)

	2002	2003	2004	2002	2003	2004

Export sales
Slabs	345	361	44	78	130	24
Hot-rolled	482	750	417	123	296	247
Cold-rolled	157	138	96	41	66	90
Galvanized	461	329	576	194	285	430
Tin Mill	363	387	312	163	300	217

Total	1,808	1,965	1,445	599	1,077	1,008

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

Balances at December 31, 2003 and 2004 and transactions for the years ended December 31, 2002, 2003 and 2004 with related parties are as follows:

			2002

			Expenses
	Assets	Liabilities	(Revenues)

Sepetiba Tecon	5		6
MRS Logística	1	15	40
Ferrovia Centro-Atlântica			11
GalvaSud	7		(39)
CBS		179	12
Fundação CSN			1
Private Investments Funds	67	18

Total	80	212	31

			2003

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística		13	54
GalvaSud	3		(64)
Itá Energética	15		44
CFN	17
Lusosider	23
CBS		224	14
Fundação CSN			1

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Private Investments Funds	456	29

Total	514	266	49

			2004

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	11	6	56
GalvaSud			(12)
Itá Energética	1		46
CFN	20
Lusosider	29
CBS		226	21
Fundação CSN			3
Private Investments Funds	717	5	84

Total	778	237	198

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

On December 31, 2004, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount	Gain (loss)

Foreign Exchange swap	Jan 2nd and Jan 12th, 2005	US$ 30.7	(US$13.7)

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Equity swap(*)	July 28th, 2006	US$ 49.2	US$130.1

NDF (non deliverable forwards)–
contracted by exclusive funds	Feb 1st, 2005	US$150	(US$3.6)

US Dollar Futures contracts – contracted			(US$9.6)
by exclusive funds	Feb 1st, 2005	US$ 1,003

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

c) Foreing Exchange Future Contracts

As of December 31, 2004, the Company had a long position of 20,015 contracts under U.S. dollar futures listed on BM&F (Bolsa de Mercadorias e Futuros - the Brazilian derivatives exchange): this is equivalent to US$1,003. The market value of these contracts amounts to US$9.6 (loss) as of December 31, 2004: as the value date always occurs on the following day, the value of the contract is reset to zero after the market closes and and there is a cash provision to be settled on the next day.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

d) Equity swap agreements

The contracts outstanding at December 31, 2003 and 2004 were as follows:

Issued	Maturity						Market
date	date	Volume	Receivable		Payable		value

			2003	2004	2003	2004	2003	2004

04/07/2003	07/28/2006	35.8	96.5	137.7	(38.9)	(44.1)	57.6	93.6
04/09/2003	07/28/2006	5.6	15.0	21.4	(6.1)	(6.9)	8.9	14.5
04/10/2003	07/28/2006	2.0	5.4	7.7	(2.1)	(2.4)	3.3	5.3
04/11/2003	07/28/2006	1.0	2.8	4.0	(1.1)	(1.3)	1.7	2.7
04/28/2003	07/28/2006	1.1	2.7	3.8	(1.2)	(1.3)	1.5	2.5
04/30/2003	07/28/2006	0.1	0.2	0.3	(0.1)	(0.1)	0.1	0.2
05/14/2003	07/28/2006	0.2	0.5	0.7	(0.2)	(0.2)	0.3	0.5
05/15/2003	07/28/2006	0.4	1.1	1.6	(0.5)	(0.5)	0.6	1.1
05/19/2003	07/28/2006	1.0	2.8	4.1	(1.1)	(1.3)	1.7	2.8
05/20/2003	07/28/2006	0.3	0.7	1.0	(0.3)	(0.3)	0.4	0.7
05/21/2003	07/28/2006	0.4	1.2	1.7	(0.4)	(0.5)	0.8	1.2
05/22/2003	07/28/2006	0.3	1.0	1.4	(0.3)	(0.4)	0.7	1.0
05/28/2003	07/28/2006	0.4	1.2	1.7	(0.5)	(0.5)	0.7	1.2
05/29/2003	07/28/2006	0.4	1.2	1.7	(0.4)	(0.5)	0.8	1.2
06/05/2003	07/28/2006	0.1	0.3	0.4	(0.1)	(0.1)	0.2	0.3

Total		49.1	132.6	189.2	(53.3)	(60.4)	79.3	128.8

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

25 Restatement of previously issued financial statements

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, the Company discovered that an inadvertent error was made in the translation process of the financial statements of the Company’s off-shore finance subsidiaries from Brazilian reais into US dollars. The error resulted in the misclassification of the foreign currency exchange effects related to the translation of these subsidiaries in accumulated other comprehensive loss in stockholders’ equity instead of consolidated results of operations. This error had no impact on total stockholders’ equity or cash flows as of and for the years ended December 31, 2004, 2003 and 2002 and all other years not presented herein.

Set forth below is a comparison of the previously reported and restated statements of income for the years ended December 31, 2004, 2003 and 2002 and the previously reported and restated amounts of accumulated other comprehensive loss and retained earnings at December 31, 2004, 2003 and 2002.

	As of and for the year ended December 31,
	2004		2003		2002
	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated
Foreign exchange and monetary gain (loss), net	249	153	426	325	(1,087)	(891)
Net income (loss)	855	759	534	433	(162)	34
Basic and diluted earnings (loss) per common share	3.02	2.68	1.86	1.51	(0.56)	0.12

Translation adjustment for the year		166		125		(130)
Accumulated other comprehensive loss	(1,818)	(1.860)	(1,888)	(2,026)	(1,912)	(2,151)
Retained earnings	797	839	195	333	(81)	158

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The effects of the restatement on the opening balances of retained earnings and accumulated other comprehensive loss at January 01, 2002 were as follows:

	Previously reported	Restated
Accumulated other comprehensive loss	(1,978)	(2,021)
Retained earnings	224	267

* * * *