Form 20-F/A
period 2004-12-31
NATIONAL STEEL CO
filed 2006-01-23
CIK 1049659

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

January 23, 2006

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

Dated: January 23, 2006

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

Dated: January 23, 2006

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
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

19 Guarantees
The parent company provides guarantees on obligations of its subsidiaries to third parties. The parent company has also provided guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in USD '000)	Expiration Date	Conditions

MRS Logística S.A.	R$	1,336.0(1)	Dec 01, 2026	Guarantee given to the Federal Union, together with all other members in the consortia, for MRS's lease obligation assumed in the concession agreement.
CFN - Companhia Ferroviaria do Nordeste	R$	6.8	Oct 3, 2005	Joint guarantee of BNDES
financing

Cia Metalic Nordeste	R$	1.8	May 15, 2008	Invoices/ guarantee given to
Banco Santos referring to
contracts for the financing of
equipment
Cia Metalic Nordeste	R$	2.7	Jan 27, 2003 to	Invoices/ guarantee given to
			Jan 30, 2006	BEC Provin and ABC Brasil
referring to working capital
contracts
Cia Metalic Nordeste	R$	7.6	Jan 15, 2006	Guarantee given to the
BNDES, for contracts referring
to financing of machinery and
equipment
CSN Iron	US$	79.3(2)	Jan 06, 2007	Promissory Note of Eurobond
operation

CSN Island III	US$	75.0(2)	Apr 21, 2005	Installment of guarantee by
CSN in Bond issuance

CSN Island V	US$	150.0(2)	Jul 07, 2005	Installment of guarantee by
CSN in Bond issuance

CSN Island VII	US$	275.0(2)	Dec 09, 2008	Installment of guarantee by
CSN in Bond issuance

CSN Island VIII	US$	550.0(2)	Dec 16, 2013	Installment of guarantee by
CSN in Bond issuance

CSN Island IX	US$	200.0(2)	Jan 15, 2015	Installment of guarantee by
CSN in Bond issuance

CSN Overseas	US$	20.0(2)	Oct 29, 2009	Installment of guarantee by
CSN in Promissory Notes
issuance
Inal	R$	1.4	Mar 15 and Apr	Guarantee for equipment
			15, 2006	financing

Inal	US$	1.4	Mar 26, 2008	Guarantee for equipment
				financing

Sepetiba Tecon	US$	33.5	Dec 30, 2004 to	Guarantee for equipment
			Sep 15, 2013	acquisition and implementation
				of terminal financing
CFN - Companhia Ferroviaria do Nordeste	R$	8.7	Apr 5, 2005	Joint guarantee of BNDES
				financing

CFN - Companhia Ferroviaria do Nordeste	R$	9.0	Nov 13, 2009	Joint guarantee of BNDES
				financing
______________________
(1)	Total notional amount, for which the Company is contingently liable limited to its participation in the consortium.
(2)	Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.

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

	As of and for the year ended December 31,
	2004		2003		2002
	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated
Foreign exchange and monetary gain (loss), net	249	153	426	325	(1,087)	(891)
Net income (loss)	855	759	534	433	(162)	34
Basic and diluted earnings (loss) per common share	3.02	2.68	1.86	1.51	(0.56)	0.12

Translation adjustments for the year	70	166	24	125	66	(130)
Accumulated other comprehensive loss	(1,818)	(1.860)	(1,888)	(2,026)	(1,912)	(2,151)
Retained earnings	797	839	195	333	(81)	158

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