Form 20-F/A
period 2005-12-31
NATIONAL STEEL CO
filed 2006-04-27
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____ Commission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact Name of Registrant as Specified in its Charter)

National Steel Company (Translation of Registrant's Name into English)	Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Av. Brigadeiro Faria Lima, 3.400
20º andar
04538-132 - São Paulo, SP, Brazil
Tel.: (11) 3049 7100
(Address of principal executive offices)
_____________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Common shares, with no par value	New York Stock Exchange*
*Traded only in the form of American Depositary Shares, which are registered under the Securities Act of 1933. _____________

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

Yes [X]	No
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17	Item 18 [X]

EXPLANATORY NOTE

CSN is amending its Annual Report on Form 20-F for the year ended December 31, 2004 in connection with a routine review by the Staff of the SEC's Division of Corporation Finance of CSN's Registration Statement on Form F-4, which CSN filed in connection with a proposed public debt exchange offer and which includes this Annual Report. As part of the SEC's review, the SEC issued comments on CSN's Registration Statement on

Form F-4 and this Annual Report, and CSN believes this amended Annual Report is responsive to the SEC's comments.

The items amended in this amended Annual Report are as follows:

Item

Item 4 – Information on CSN
Item 5 – Operating and Financial Review and Prospects
Item 11 – Quantitative and Qualitative Disclosures About Market Risk
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

     The following table sets forth information on Commercial Market rates, for the periods indicated, expressed in reais per U.S. dollar:

	High	Low	Average(1)	Period End
Year ended December 31:
2000	1.9847	1.7234	1.8302	1.9554
2001	2.8007	1.9353	2.3504	2.3204
2002	3.9552	2.2709	2.9212	3.5333
2003	3.6623	2.8219	3.0783	2.8892
2004	3.2118	2.6530	2.9259	2.6544
2005	2.7621	2.1663	2.4341	2.3407
_____________________
(1)	Represents the average of the monthly average exchange rates during the relevant period.

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

	Year Ended December 31,
	As Restated (See FS note 25)
	2000	2001	2002	2003	2004
Income Statement Data:	(In millions of US$, except per share data)
Operating revenues
Domestic sale	2,029	1,860	1,570	1,843	2,895
Export sales	354	218	599	1,077	1,008

Operating revenues	2,383	2,078	2,169	2,920	3,903

Sales Taxes	393	346	315	322	735
Discounts, returns and allowances	44	16	12	50	84

Net operating revenues(1)	1,946	1,716	1,842	2,548	3,084
Cost of products sold	1,115	958	994	1,457	1,407

Gross profit	831	758	848	1,091	1,677
Operating expenses
Selling	127	82	127	176	156
General and administrative	117	109	110	96	109
Others	74	73	47	133	50

Operating expenses	318	264	284	405	315

Operating income	513	494	564	686	1,362
Non-operating income (expenses), net
Financial income (expenses), net	(157)	(289)	247	(564)	(510)
Foreign exchange and monetary gain (loss), net	(159)	(354)	(891)	325	153
Gain on sales of long-term investments(2)	—	643	—	—	—
Others	(19)	36	(30)	14	(6)

Non-operating income (expenses), net	(335)	36	(674)	(225)	(363)

Income (loss) before income taxes, equity in results of affiliated companies, extraordinary item and cumulative effect of a change in accounting principle	178	530	(110)	461	999
Income tax expense (benefit)
Current	104	(2)	(25)	125	289
Deferred	(87)	(48)	(190)	(88)	2

Income tax expense (benefit) net	17	(50)	(215)	37	291
Equity in results of affiliated companies	80	(30)	(71)	9	51

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	241	550	34	433	759
Extraordinary item, net of income taxes(3)	—	13	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	6	—	—	—

Net income (loss)	241	569	34	433	759

Per common share:(5)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	0.84	1.91	0.12	1.51	2.68
Extraordinary item, net of income taxes(3)	—	0.05	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes(4)	—	0.02	—	—	—

Net income (loss)	0.84	1.98	0.12	1.51	2.68

Weighted average number of common shares outstanding (in thousands)	286,917	286,917	286,917	286,917	283,476

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of US$, except per share data)
Balance Sheet Data (end of period):
Current assets(6)	2,443	1,313	1,590	2,310	2,907
Property, plant and equipment, net	2,025	2,062	1,527	1,874	2,143
Investments in affiliated companies and
other investments(6)	245	79	8	85	233
Other assets	391	600	530	748	874

Total assets	5,104	4,054	3,655	5,017	6,157

Current liabilities	1,898	1,445	1,732	1,228	1,216
Long-term liabilities(7)	2,029	1,863	1,416	2,982	3,615
Stockholders' equity	1,177	746	507	807	1,326

Total liabilities and stockholders' equity	5,104	4,054	3,655	5,017	6,157

Other Data:
Cash flows from operating activities	535	210	806	569	324
Cash flows from investing activities(8)	(547)	792	(319)	(248)	(335)
Cash flows from financing activities(8)	(45)	(1,251)	(348)	495	(380)

Dividends declared and interest on stockholders' equity[9]	470	831	143	258	253
Dividends declared and interest on
stockholders' equity per common share(9)	1.64	2.90	0.50	0.90	0.89
________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.

(2)	During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A. – Valepar through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See notes (6) and (8) below.

(3)	The extraordinary items in 2001 represent gains on the repurchase of Eurodollar notes.

(4)	Effect of the adoption of SFAS no. 133. See Note 22 of our consolidated financial statements.

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

     The following table contains certain information relating to our sales of steel products by destination:

	OUR SALES OF STEEL PRODUCTS BY DESTINATION
	(In thousands of metric tons and millions of US$)
	2002				2003				2004

		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total	Tons	Total	Revenues(1)	Total

Brazil	3,379	65.1	1,430	70.5	3,066	58.8	1,693	61.3	3,298	70.5	2,699	73.0
Export	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,383	29.5	997	27.0

Total	5,187	100	2,027	100	5,215	100	2,764	100	4,681	100	3,696	100

Exports by Region
Asia	435	8.4	69	3.4	1,273	24.4	124	4.5	149	3.2	62	1.7
North America(2)	761	14.7	215	10.6	141	2.7	386	13.8	605	12.9	602	16.3
Latin America	313	6.0	103	5.1	313	6.0	184	6.7	136	2.9	77	2.1
Europe	250	4.8	155	7.7	365	7.0	278	10.1	447	9.5	228	6.2
All Others	49	1.0	55	2.7	57	1.1	99	3.6	46	1.0	27	0.7

Total Exports	1,808	34.9	597	29.5	2,149	41.2	1,071	38.7	1,383	29.5	997	27.0

________________________________
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

________________________ Source: Brazilian Steel Institute ("IBS")

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

_______________ (1) Pulverized coal injection

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

     In 2004, coal consumption amounted to 3.2 million tons and accounted for approximately 15.1% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year. However, until 2003, we negotiated price and quantity terms through a consortium of Brazilian steel producers (including our main competitors) aiming to obtain the best price for coal. Coal contracts for the year ended June 30, 2003 resulted in an 8% average price reduction for coal compared to the year ended June 30, 2002. Negotiations for the year ended June 2004 were concluded in the beginning of July 2003. We renewed our annual coal supply contracts with an average price reduction of 6%. As of the second half of 2003, we were not able to guarantee 10 0% of our coal needs through this consortium of Brazilian steel producers; therefore, for this specific period mentioned above, some purchases were done later, which led to an average increase of 13% for the full year end 2003. Given recent coal price increases in the world due to higher consumption in China, we have closed contracts due in April and July 2005, with an average price increase of 50% (FOB).

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
____________________________________
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

Sales Volume and Net Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net revenues by products and markets.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market				Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In thousands of metric tons)			(In percentages)
Domestic Sales
Slabs	44	68	57	1	2	2	1	1	1
Hot-rolled	1,212	1,081	1,142	36	35	34	23	21	24
Cold-rolled	808	696	648	24	23	20	16	13	14
Galvanized	645	559	783	19	18	24	12	11	17
Tin Mill	670	662	668	20	22	20	13	13	14

Sub-total	3,379	3,066	3,298	100	100	100	65	59	70

Export sales
Slabs	345	382	44	19	18	3	7	7	1
Hot-rolled	482	801	512	26	37	37	9	15	12
Cold-rolled	157	130	96	9	6	7	3	2	2
Galvanized	461	472	455	26	22	33	9	9	9
Tin Mill	363	364	276	20	17	20	7	7	6

Sub-total	1,808	2,149	1,383	100	100	100	35	40	30

Total	5,187	5,215	4,681				100	100	100

Total Sales
Slabs	389	450	101				8	8	2
Hot-rolled	1,694	1,882	1,654				32	36	36
Cold-rolled	965	826	744				19	16	16
Galvanized	1,106	1,031	1,238				21	20	26
Tin Mill	1,033	1,026	944				20	20	20

Total	5,187	5,215	4,681				100	100	100

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In millions of US$)			(In percentages)
Domestic Sales
Slabs	4	12	15	—	1	1	—	1	1
Hot-rolled	285	378	543	25	28	28	17	16	19
Cold-rolled	242	273	372	23	20	19	14	11	13
Galvanized	249	311	535	22	23	27	15	13	19
Tin Mill	338	376	482	30	28	25	19	16	17

Sub-total	1,118	1,350	1,947	100	100	100	65	57	69

Export sales
Slabs	78	126	22	13	13	2	5	4	1
Hot-rolled	122	286	272	21	27	29	7	12	8
Cold-rolled	40	64	72	7	6	8	2	3	3
Galvanized	193	276	362	32	26	39	12	12	12
Tin Mill	162	290	202	27	28	22	9	12	7

Sub-total	595	1,042	930	100	100	100	35	43	31

Total	1,713	2,392	2,877				100	100	100

Total Sales

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

					In Market		Total

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(In millions of US$)			(In percentages)
Slabs	82	138	37				5	5	2
Hot-rolled	407	664	815				24	28	27
Cold-rolled	282	337	444				16	14	16
Galvanized	442	587	897				27	25	31
Tin Mill	500	666	684				28	28	24

Total	1,713	2,392	2,877				100	100	100

___________________________
(1)          Net operating revenues do not include revenues from non-steel products, principally by-products, services and electric energy (2002 – US$129 million; 2003 – US$156 million; 2004 – US$207 million). The net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

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

     The impact during the three years ending December 31, 2004 of fluctuations in the real exchange rate against other currencies on our results of operations, particularly the volatile economic environment in 2002 with a 52.3% devaluation of the real against the U.S. dollar, can be seen in the "foreign exchange and monetary gain (loss), net" line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our hedging of our foreign currency-denominated debt. In order to minimize the negative effect of the exchange rate fluctuations, we engage, from time to time, in hedging transactions, including currency swap and foreign currency option agreements. The appreciation of the real against the U.S. dollar during 2003 and 2004 affected our net results because the positive effects of such appreciation were not entirely offset by losses on hedging transactions. This results mainly from the effect of the translation of net financial income (or expense) from reais into U.S. dollars, the fact that certain items, such as accounts payable related to our imports, which directly impact our production costs, are difficult to precisely manage with hedging transactions, and the fact that the interest rate differential between U.S. dollar-denominated instruments and real-denominated instruments impacts the net results of our derivative transactions.

2. Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2004 and the percentage change in each of these items from 2002 to 2003 and from 2003 to 2004:

	Year Ended December 31,			Increase (Decrease)
	As Restated (See FS note 25)			As Restated (See FS note 25)

	2002	2003	2004	2003/2002	2004/2003

	%	%	%	%	%
Operating revenues
Domestic sales	85.2	72.3	93.9	17.4	57.1
Export sales	32.5	42.3	32.7	79.8	(6.4)
	117.7	114.6	126.6	34.6	33.7
Sales Taxes	(17.1)	(12.6)	(23.8)	2.2	128.3
Discounts, returns and allowances	(0.7)	(2.0)	(2.7)	316.7	68.0
Net operating revenues	100.0	100.0	100.0	38.3	21.0
Cost of products sold	54.0	57.2	45.6	46.6	(3.4)
Gross profit	46.0	42.8	54.4	28.7	53.7
Operating expenses

	Year Ended December 31,			Increase (Decrease)
	As Restated (See FS note 25)			As Restated (See FS note 25)

	2002	2003	2004	2003/2002	2004/2003

	%	%	%	%	%
Selling	6.9	6.9	5.1	38.6	(11.4)
General and administrative	6.0	3.8	3.5	(12.7)	13.5
Others	2.6	5.2	1.6	183.0	(62.4)
Operating income	30.6	26.9	44.2	21.6	98.5
Non-operating income (expenses), net
Financial income (expenses), net	13.4	(22.0)	(12.6)	38.8	(25.2)
Foreign exchange and monetary gain (loss), net	(48.4)	12.8	5.0	—	(52.9)
Other, net	(1.6)	0.5	(0.2)	—	—
Income (loss) before income taxes and equity in results of
affiliated companies	(6.0)	18.2	32.4	—	116.7
Income taxes
Current	(1.4)	4.9	9.4	—	131.2
Deferred	(10.3)	(3.4)	0.1	(53.7)	(102.3)
	(11.7)	1.5	9.5	—	-
Equity in results of affiliated companies	(3.9)	0.4	1.7	—

Net income	1.8	17.1	24.6	—	75.3

2004 Compared to 2003

Operating Revenues

     In 2004, sales volume decreased 10% to 4.7 million tons of finished products and slabs. This decrease was due to lower sales in the fourth quarter. High levels of inventories and weakness in demand in the U.S. and Europe adversely affected our exports. On the domestic front, sales were adversely affected by shipment difficulties in December caused by protracted negotiations over freight prices with our customers coinciding with their unavailability during the December holidays. Operating revenues were US$3,903 million in 2004, a US$983 million (or 34%) increase from operating revenues of US$2,920 million in 2003. This increase was primarily due to higher prices (on average, steel prices charged by CSN increased 34% in 2004 compared to 2003) and to higher value added product mix (slabs represented 2% of sales volume in 2004 versus 8% in 2003, and galvanized products represented 26% of sales volume in 2004 versus 20% in 2003). Higher prices and value-added product mix more than offset the decline in volume.

     In the domestic market, sales revenues increased 57% to US$2,895 million in 2004, up from US$1,843 million in 2003, reflecting an 8% increase in domestic steel sales volume and higher average steel prices (34% above 2003 average).

     In the export market, sales revenues decreased 6% to US$1,008 million in 2004, down from US$1,077 million in 2003. The 39% increase in average prices contributed to keeping operating revenues from exports relatively stable in comparison to 2003, even though export volumes declined 36%. In addition to the adverse fourth quarter sales performance described above, exports declined due to a favorable domestic market in 2004, which caused us to direct a higher proportion of our product sales to the domestic market.

Net Operating Revenues

     Net operating revenues were US$3,084 million in the year ended 2004, a 21% increase from net operating revenues of US$2,548 million in the year ended 2003. This increase was mainly due to higher average domestic and export prices, a higher value-added mix of products sold and a more favorable domestic market, factors that taken together more than offset the decline in total sales volume. Domestic sales volume as a percentage of total sales volume increased in 2004 to 70%, from 59% in 2003. During 2004, the percentage of sales revenues attributable to the domestic market increased because of higher prices, strong demand in the Brazilian market and the appreciation of the real against the U.S. dollar in the same period.

     Sales taxes increased US$413 million, from US$322 million in 2003 to US$735 million in 2004, due to higher domestic operating revenues (US$1,843 million in 2003 and US$2,895 million in 2004), and partly due to a change in the COFINS tax rate (from 3.0% to 7.6%) applicable to our revenues from sales of certain domestic products. As a percentage of domestic revenues, sales taxes increased from 18% to 25%. Discounts, returns and allowances increased US$34 million, from US$50 million in 2003 to US$84 million in 2004, mainly due to higher operating revenues.

Gross Profit

     Our cost of goods sold decreased US$50 million to US$1,407 million in 2004 from US$1,457 million in 2003. The decrease in sales volume was the main reason behind the decline in the cost of products sold. It more than offset the higher production costs, which were driven by higher raw material prices. Our gross profit increased 54% to US$1,677 million in the year ended 2004 from US$1,091 million in the year ended 2003. The higher gross profit was primarily due to higher net operating revenues and lower cost of goods sold. As gross profit increased 54% and net operating revenues increased by 21%, our gross margin increased 26% (from 43% to 54%).

Operating Income

     In 2004, our operating income increased US$676 million, or 99%, to US$1,362 million from US$686 million in 2003, reflecting mostly the increase in gross profit and lower selling and other operating expenses.

     Selling expenses decreased by US$20 million in 2004, mainly due to a US$7 million reversal of the allowance for doubtful accounts and a negative US$3 million translation adjustment, compared to a US$15 million increase in the allowance for doubtful accounts and a negative US$5 million translation adjustment in 2003. Freight costs increased slightly (from US$101 million in 2003 to US$104 million in 2004) as the increase in freight prices was offset by the decrease in sales volume. General and administrative expenses increased US$13 million to US$109 million in 2004 (from US$96 million in 2003), mainly due to a US$10 million increase in depreciation and amortization allocated to general costs (from US$5 million in 2003 to US$15 million in 2004).

     Other operating expenses decreased by US$83 million, from US$133 million in 2003 to US$50 million in 2004. In 2003, US$59 million was provisioned for tax contingencies (related to claims about the effect on net income of understated inflation in the income tax and social contribution), but no reversals of accruals affected our operating income in 2004. In 2003, US$23 million was provisioned for losses (most of it related to compulsory loans to Eletrobras), versus a US$2 million provision in 2004.

Non-operating Expenses (Income), Net As Restated (See

FS note 25)

     In 2004, our net non-operating expenses increased US$138 million (or 61%) to US$363 million, from US$225 million in 2003, mainly due to decreased foreign exchange and monetary gain, which decreased from US$325 million in 2003 to US$153 million in 2004. Financial income (expenses), net increased by US$54 million, from a loss of US$564 million in 2003 to a loss of US$510 million in 2004, and other non-financial, non-operating income (expenses), net decreased US$20 million, from income of US$14 million in 2003 to expenses of US$6 million in 2004.

     The decrease in foreign exchange and monetary gain between 2003 and 2004 was mainly due to the 8% appreciation of the real against the U.S. dollar in 2004, which was much less than the 18% appreciation of the real against the U.S. dollar in 2003. The foreign exchange and monetary gain (loss), net line-item is mainly impacted by the variation in the value of the real against the U.S. dollar and its effect on our dollar-indexed debt, on certain assets abroad and on trade accounts receivable.

     We had interest expenses of US$280 million in 2004 versus US$246 million in 2003 as a result of higher average gross debt. As most of our foreign (non-Brazilian real-denominated) debt carries fixed interest rates, interest rate increases generally do not impact our interest expenses. In 2004, we pursued our strategy to increase the average maturity of our debt by accessing capital markets (issuing US$562 million in new debt) and by borrowing directly from banks. Despite the increase in the average maturity of our debt, which can often increase the interest rates payable on debt (as the credit premium curve is quite steep for Brazilian companies), the average interest rate we obtained on our new debt was not significantly higher than the average interest rate on our old debt, mainly because the decrease in credit spreads and the relatively flat U.S. Treasury curve offset the effect of the increased average maturity of our debt.

     We received US$78 million of interest from our investments in 2004, versus US$67 million in 2003, mainly due to our increased cash position and increased short-term interest rates in the U.S., as most of our offshore cash is invested in U.S. short-term securities.

     The net results of our currency derivative transactions, which represent the bulk of our hedging activities, was a loss of US$291 million in 2004 versus a loss of US$408 million in 2003, mainly due to the 8% appreciation of the real against the U.S. dollar in 2004, which was much less than the 18% appreciation of the real in against the U.S. dollar in 2003. Our equity swap transactions yielded US$88 million in 2003 and US$57 million in 2004. Our total losses on derivative instruments in 2003 and 2004 were US$320 million and US$234 million, respectively, based on the results of our currency derivative transactions and our equity swap transactions.

     Our equity swap transactions mainly are intended to enhance the return of our financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed-income assets, thereby reducing the impact of the cost of our long-term debt on our financial income and expenses.

     Other financial income and expenses related to financial instruments and operations decreased from expenses of US$65 million in 2003 to expenses of US$74 million in 2004, mainly due to approximately US$30 million of financial expenses incurred during Galvasud's acquisition, related to the repayment of its debt, including breakup costs. Taxes related to financial operations (including CPMF) are also recorded under this line-item.

Income Taxes

We recorded an income tax expense of US$291 million in 2004, compared to an income tax expense of US$37 million in 2003. The US$254 million increase in income tax expense is mainly due to the following:

  A US$183 million increase in our income tax expense due to higher taxable income in 2004;
  US$61 million of nontaxable income in 2004 from operations outside of Brazil. We transferred part of our operations abroad to a country with an international agreement to avoid double-taxation and with local taxation rates that were lower than Brazilian taxation rates;
  No further reversals of our Plano Verao accrual for disputed taxes payable (down from US$24 million of such reversals in 2003); and
  A US$61 million decrease in tax credits, (from US$72 million in 2003 to US$11 million in 2004) related to our Plano Verao legal dispute.

     In 2004, the Brazilian courts reached a final and unappealable ruling on our application of inflation indices to our figures, which is contingent upon execution by the Brazilian tax authorities.

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of 2002, 2003 and 2004 are 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year Ended December 31,

	2003	2004	Changes

	As Restated,	As Restated,
	see FS Note	see FS Note
	25	25

Income (loss) before income taxes and equity in results of affiliated companies	461	999	538

Federal income tax and social contribution at statutory rates	(157)	(340)	(183)
Adjustments to derive effective tax rate
Interest on stockholders' equity	29	31	2
Nontaxable income from operations outside Brazil	-	61	61
Reversal of disputed taxes payable, net	24	-	(24)
Tax Credit	72	11	(61)
Other permanent differences(1)	(34)	(32)	2
Other temporary differences(2)	29	(22)	(51)

Tax benefit (expense) per statements of operations	(37)	(291)	(254)

____________

(1) Other permanent differences refers to the foreign exchange variation over the net worth of our offshore subsidiaries, as this non-taxable item impacts our result in Brazilian GAAP.
(2) Other temporary differences refers to differences in translation from Brazilian GAAP numbers (our taxes are paid in Brazilian reais according to our Brazilian GAAP numbers) into US GAAP numbers.

     It is impossible to predict the adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder's equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income. Therefore, management cannot foresee the effective income tax rate in future periods.

Accruals for Disputed Taxes Payable

     Our provisions for contingencies and disputed taxes payable were estimated by our management and were substantially based upon known facts and circumstances, our management's experience and the opinions of our tax and legal advisors. We record provisions for contingencies for lawsuits which we classify as probable losses. Additionally, we have classified as contingencies (i) certain tax liabilities for which we are disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which we are asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. We maintain full provisions for such tax liabilities because statutory obligations and tax legislation in effect require us to pay the related taxes. Therefore, we do not believe that we are exposed to any significant losses above the amounts currently provisioned for disputed taxes payable. Provisions for contingencies, disputed taxes payable and the related legal deposits are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

     We classify a provision as short-term when we expect the provision to be settled in 360 days or less. This usually occurs when a final and unappealable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

     A brief description of the major recent developments regarding our accruals for disputed taxes payable follows:

IPI Excise Tax Credit Accrual

     The IPI excise tax credit accrual represents the reinstatement of certain tax liabilities that were offset by IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the acquisition of goods used in the production process. Tax legislation prohibits companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional because it is not consistent with general value added tax principles, and we are in the process of challenging this prohibition. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court, and we are awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, we expect the decision will be subject to several stages of appellate review before a final and unappealable judgment is obtained. The IPI excise tax credit accrual we recorded represents our statutory obligation to pay taxes that were offset with IPI excise tax credits. We have noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$175 million increase in the IPI excise tax credit accrual (from US$56 million in 2003 to US$231 million in 2004) is mainly due to our continued use of IPI excise tax credits that are related to our purchases of certain goods during 2004. This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement. IPI Premium Tax Credit Accrual

     The IPI premium tax credit accrual represents the re-instatement of certain tax liabilities that were offset by IPI premium tax credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. We are challenging the constitutionality of the executive branch's action because only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In March 2003, we sought and obtained a favorable preliminary decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits. The Brazilian tax authorities appealed such decision, which appeal was denied by a Brazilian court of appeals. We expect that the Brazilian tax authorities will appeal such decision to a higher court, which would then render a final and unappealable judgment on the matter. The IPI premium tax credit accrual we recorded represents the statutory obligation to pay taxes that were offset by these credits. We have noted that several other Brazilian companies have challenged the same prohibition. Recent decisions issued by higher courts indicate that companies may be entitled to utilize these credits. However, the Brazilian Supreme Court has not resolved this issue. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$37 million increase in the IPI premium tax credit accrual is mainly due to our use of IPI premium tax credits that are related to our exports during previous years. This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

PIS/COFINS Accrual

     PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted that required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments because, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February, 1999, we sought and obtained a favorable preliminary order that was confirmed by a lower court in March, 2000. In April, 2000, the Brazilian tax authorities appealed to a Brazilian court of appeals. On March 6, 2006, a Brazilian court of appeals issued a decision unfavorable to us. On March 10, 2006, we appealed such decision to both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, our rights under the initial favorable decision are in effect. The

PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due. We have noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$20 million increase in the PIS/COFINS accrual (from US$78 million in 2003 to US$98 million in 2004) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the U.S. dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line-item of our income statement. Income Tax and Social Contribution (Plano Verão) Accrual

     Until 1995, Brazilian companies accounted for the effects of inflation in their financial statements and for fiscal purposes during periods of hyperinflation. During the period from January 1989 to February 1989, the Brazilian government required Brazilian companies to use an official inflation index that was lower than the actual inflation index measured by consumer price indexes. We brought an action in the Brazilian courts asserting the right to record inflation adjustments for fiscal purposes based on the difference between the rate imposed by the Brazilian government during this period and the generally accepted inflation index. In September 2004, we received a favorable final and unappealable decision that granted us the right to record a portion of the incremental inflation adjustments claimed.

However, for the remaining portion of the incremental inflation adjustments, we received an unfavorable final and unappealable decision. The income tax and social contribution (Plano Verão) accrual represents our statutory obligation to pay income taxes on the taxable income relating to the incremental inflation adjustments that were not granted to us. The proceeding is currently under review by accounting technicians and we are waiting for the legal process to enter the execution phase in order to pay the remainder of the provision. It is unlikely that this matter will be concluded (which would require actual payment of the taxes represented by the accrual) within the following year.

     The Company reversed $32 million of this accrual in 2002 upon receipt of a favorable judicial decision received in 2003, which at the time was the Company's best estimate of the effect of the favorable decision on the accrual in 2002. In 2003, the Company reversed the accrual by an additional $24 million as a result of more detailed analysis and calculations in connection with the favorable judicial decision. In addition, the Company recognized a $72 million income tax credit in 2003 resulting from the impact of the favorable decision on the Company's net operating loss carryforwards. In sum, the total decrease in income tax expenses related to the favorable decision was $128 million, of which $32 million is reflected in 2002 and $96 million is reflected in 2003.

     The US$2 million increase in the income tax and social contribution (Plano Verão) accrual (from US$21 million in 2003 to US$23 million in 2004) is mainly due to the appreciation of the Brazilian real against the U.S. dollar (this provision is not updated by the SELIC interest rate). This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

Income Tax and Social Contribution (Tax Loss Carryforwards) Accrual

     Until 1994, Brazilian companies were entitled to offset 100% of taxable income against available tax loss carryforwards. In 1995, Brazilian tax law was changed to limit the offset to 30% of current year taxable income in any given year. In February 2003, the Brazilian tax authorities assessed us for utilization of tax loss carryforwards in excess of the 30% limit. In August 2003, the Brazilian courts rendered a decision that cancelled such tax assessment. In November 2003, the Brazilian tax authorities re-assessed us for the same claim. In March 2005, an administrative court issued a decision unfavorable to us. In March 2005, we appealed this decision to a higher administrative court which has not scheduled a trial date. While there is no additional administrative court to which we or the Brazilian tax authorities may appeal, both parties will have the right to seek relief from the Brazilian courts. This accrual is recorded based on the statutory taxes that we would be required to pay had we only utilized tax loss carryforwards up to the 30% limit. We have noted that other Brazilian companies have obtained unfavorable decisions regarding similar legal challenges, but that the intricacies of such decisions vary on a case-by-case basis. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$1 million increase in the income tax and social contribution (tax loss carryforwards) accrual (from US$143 million in 2003 to US$144 million in 2004) is due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the U.S. dollar, as offset by the reversal of US$19 million related to the revision of the best estimate of this contingency in December 2004. This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

Social Contribution Tax on Export Revenues Accrual

     Social contribution tax is similar to an income tax because it is assessed on net profits. In 2001, an amendment to the Brazilian constitution exempted Brazilian companies from the requirement to pay PIS and COFINS on revenues generated by exports. Since PIS and COFINS are considered to be social contribution taxes, certain Brazilian companies have asserted that social contribution tax on profits should also exclude export revenues from the calculation base. The Brazilian tax authorities, however, issued a ruling that mandates payment by Brazilian companies of social contribution taxes on profits, including revenues generated from exports. We are challenging the constitutionality of the assessment of social contribution taxes on profits generated by exports because the aforementioned ruling conflicts with the 2001 amendment to the Brazilian constitution. In March 2004, we sought and obtained a favorable preliminary decision which was ratified in April 2004 by a Brazilian court of the first instance. In June 2004, the Brazilian tax authorities appealed this decision to a Brazilian court of appeals, but no trial date has been scheduled. Upon that appeal's conclusion, both parties will have an opportunity to appeal to either the Superior Court of Justice or the Supreme Court of Brazil. The social contribution tax on export revenues accrual represents the additional social contribution taxes owed on export revenues that were excluded from the calculation base. We have noted that other Brazilian companies with export revenues have received favorable preliminary decisions regarding similar legal challenges. We have has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$115 million increase in the Social contribution accrual is related to the social contribution tax due on our income from export revenues. This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

CPMF Accrual

     CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment enacted in 1999. We are challenging the legality of the constitutional amendment that created the CPMF tax. We allege that the 1999 constitutional amendment violated certain legislative regulations in effect at the time. In August 1999, we obtained the favorable preliminary decision of a Brazilian court of first instance. The Brazilian tax authorities appealed to a Brazilian court of appeals in September 1999. The Brazilian court of appeals has not set a date for its decision on this appeal. After a decision is reached by the Brazilian court of appeals, both parties will have another opportunity to appeal to the Superior Court of Justice or the Supreme Court of Brazil. The CPMF accrual represents our statutory obligation to pay CPMF taxes recorded since August 1999. We have noted that other Brazilian companies have not received favorable decisions regarding similar legal challenges. We do not have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     The US$40 million increase in the CPMF accrual (from US$65 million in 2003 to US$105 million in 2004) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the US dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line-item of our income statement.

Equity in Results of Affiliated Companies

     Our equity in results of affiliated companies was US$51 million in 2004, up from US$9 million in 2003. This increase is explained by improved equity results from MRS, whose contribution increased to US$46 million in 2004, up from US$13 million in 2003, reflecting substantially higher transport volumes (heavy haul and general cargo), and higher margins and improved equity results from ITASA, whose contribution increased from a loss of US$1 million in 2003 to a gain of US$14 million in 2004, reflecting adjusted energy prices.

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

B. Liquidity and Capital Resources

Overview

     Our principal uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short-term and long-term debt instruments. We expect to meet our cash needs for 2005 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

     In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and funds these investments through internally generated funds, the issuance of debt, or a combination of such methods.

Sources of Funds and Working Capital

Cash Flows

     Cash and cash equivalents as of the end of 2002, 2003 and 2004 totaled US$356 million, US$1,251 million and US$970 million, respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Our cash flows generated from operations, which aggregated US$806 million in 2002, US$569 million in 2003 and US$324 million in 2004, provides us with a significant source of liquidity. Cash flow from operating activities in 2004 was US$245 million lower than in 2003, reflecting an increase in inventories during 2004. Cash flow from operating activities in 2003 was US$237 million lower than in 2002, reflecting the effect of the appreciation of the real in 2003 in contrast with the depreciation of the real in 2002 and the reversal of accruals for contingencies and derivatives, partially offset by a positive change in working capital.
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
  Our cash flow from financing activities was US$495 million in 2003 and negative US$380 million in 2004, reflecting less issuance of capital markets securities in 2004 (US$745 million) compared to 2003 (US$1,517 million) and expenditures under our share buyback program. Additionally, we paid dividends and interest on stockholders' equity in the aggregate amount of US$278 million in 2003 and US$242 million in 2004.
Trade Accounts Receivable

     The receivable turnover ratio of our trade accounts (obtained by dividing trade accounts receivable by net operating revenues), expressed in days of sales, decreased to 45 on December 31, 2004, from 53 on December 31, 2003 (83 on December 31, 2002). Stronger demand in the markets for steel allowed CSN to improve the terms of its sales.

Inventory

     The inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold, increased to 212 on December 31, 2004, up from 70 on December 31, 2003 (77 on December 31, 2002). This change reflected rising inventories and prices of raw materials, mainly coke and coal. In 2004, the Chinese government issued fewer licenses to coke exporters, and CSN, anticipating a further tightening of the markets for coke, decided to increase the level of its coke inventory as a precautionary measure.

Trade Accounts Payable

     The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, increased to 63 on December 31, 2004 from 38 on December 31, 2003 (11 on December 31, 2002) as a consequence of CSN's strategy, adopted in September 2004, to purchase almost all of its coal and coke with 360 days to payment. CSN's objective was to reclaim working capital invested in inventories. CSN does not need to finance its purchases of raw materials because it has enough cash and other liquid assets to pay for those without compromising its liquidity. However, as the interest rates embedded in this type of financing are at relatively low levels (0.40% to 0.60% above LIBOR), CSN has been taking advantage of the low cost of this financing to maintain its liquid position.

Short-Term Debt and Short-Term Investments

     Given the capital intensive and cyclical nature of our industrial segment, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2004, cash and cash equivalent instruments equaled $970 million.

     We are also taking advantage of the current liquidity conditions to extend the average life of our indebtedness. Such activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short-term debt instruments, which would result in very significant premiums if we decide to tender or repay, we have accumulated cash instead of prepaying our debt prior to final maturity. We have invested a large portion of such cash in interest-bearing short-term accounts. As of December 31, 2004, short-term and long-term indebtedness accounted for 17% and 83%, respectively, of our total debt, and the average life of our existing debt was equivalent to 8 years.

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

Accruals for Disputed Taxes Payable

     As of December 31, 2004, accruals for loss contingencies and disputed taxes payable totaled US$974 million. Disputed taxes payable include certain tax liabilities for which we are disputing payment with the applicable taxing authorities, as well as certain tax liabilities for which we are asserting a right to use certain tax credits to offset such tax liabilities.

     If we lose a law suit in connection with a disputed tax payable, we would likely be obligated to fulfill the specific tax payment obligation with cash, available tax credits or a combination of cash and available tax credits. We do not expect that the need to fulfill specific tax payment obligations with respect to any accruals for disputed taxes payable would threaten our liquidity, because it is likely that any such tax payment obligations would arise at different periods of time over the space of several years. This would allow us to apply existing cash resources, raise additional cash, if necessary, and in certain cases, rely on non-cash payment alternatives.

Company Debt

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

     At December 31, 2004, approximately 15% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current hedging policy is to protect against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure is hedged through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and our equity investments in offshore affiliates We continue to review our foreign currency hedging policy and there are no assurances that we will maintain our current level of hedging against such exposure. For a description of our derivative instruments, see Note 22 of our consolidated financial statements contained in "Item 18. Financial Statements". Also see "Non-operating Expenses (Income), Net" under "Item 5.A.2. Results of Operations–2004 Compared to 2003 and—2003 Compared to 2002".

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

Subsidiary	Maturity	Principal Amount (in US$ millions)	Interest Rate	Issue Date

CSN Islands	04/2005	75	9.75%	Apr 2003
III
CSN Islands	07/2005	150	7.875%	Jul 2003
V
CSN Iron	06/2007	79	9.125%	Jun 1997
CSN Islands	09/2008	275	10.75%	Sep and
VII				Dec 2003
CSN Islands	12/2013	550	9.75%	Dec 2003
VIII				and Jan 2004
CSN Islands	01/2015	200	10%	Sep 2004

IX
	Total	$1,329

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

___________________
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
_________________
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
_________________
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

D. Exchange Controls

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. See "Item 10.B. Memorandum and Articles of Association — Limitations on the Rights to Own Securities: Restrictions on Ownership by Non-Brazilians". However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council's Resolution no. 2,689 or its direct foreign investment regulations.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodity prices or other asset prices will adversely affect the value of our financial assets, liabilities or expected future cash flows and earnings. We developed policies aimed at managing the volatility inherent in certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and "over-the-counter" swaps, options and forward contracts. Because the derivatives we use for these purposes are only used as hedges and not for trading purposes, our exposure to market risk created by these derivatives is offset by the opposite exposure arising from the asset, liability or transaction being hedged.

     In addition to our exposure to market risks arising from our ordinary business activities, we are exposed to market risks arising from equity derivative transactions.

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

     Following is a discussion of the primary market risk exposures that we face together with analysis of the exposure to each one of them.

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

The table below shows the average interest rate and the average life of our debt. The interest rates did not change significantly from 2003 to 2004 because of the debt we carry is all on an accrual basis and, in the case of our fixed rate debt issued in U.S. dollars, because of the longer maturities, which offset the decreasing credit spreads applied to real- denominated notes.
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

As of Dec 2004	Notional (in U.S. dollar	Average interest rate %	Average maturity (days)
	million)	(U.S. dollar)

Swaps (U.S. dollar fixed - rate versus CDI)	15	4.55	13

Futures (U.S. dollar fixed - rate versus CDI)*	10	2.36	138

Futures (U.S. dollar-real)*	1,191	2.6864	33

Non-deliverable forwards (U.S. dollar-real)* daily reset	150	2.7523	33

As of Dec 2003	Notional	Average interest rate (U.S.	Average maturity (days)
	(in U.S. dollar million)	dollar)%

Swaps (U.S. dollar fixed - rate versus CDI)	1,227	5.96	148

Futures (U.S. dollar fixed - rate versus CDI)*	85	1.63	104

* daily reset

Foreign Currency Exchange Rate Risk

     Fluctuations in exchange rates can have significant effects on our operating results, which in filings with the SEC are presented in U.S. dollars. Therefore, exchange rate fluctuations affect the values of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We manage our net foreign exchange rate exposures by trying to balance our non-real denominated assets with our non-real denominated liabilities. We have significant hedging activities, but at any given time we may still have significant foreign currency exchange rate risk exposure.

     Our exposure to exchange rate risk with respect to the U.S. dollar is due to the following contract categories:

(i)	U.S. dollar-denominated debt;

(ii)	offshore cash;

(iii)	currency derivatives;

(iv)	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

(v)	offshore investments, which are assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	2004	2003
U.S. dollar Liabilities
fixed rate	1,682	1,409
floating rate	490	387
UMBNDES*	60	72
trade accounts payable	148	95
other**	130	219

U.S. dollar Assets
offshore cash and cash equivalents	317	441
derivatives (futures contracts)	1,201	85
derivatives (swaps and NDFs)	165	1,227
trade accounts receivable	128	107
offshore investments (net of cash)	1,096	309

Total U.S. dollar Exposure	397	(12)

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

     The long U.S. dollar position at December 31, 2004 is due to the increase in the offshore investments that took place in late December 2004 as a consequence of changing the domicile of a few of our subsidiaries. It increased from approximately US$800 million to US$1.4 billion and the resulting position remained partially open at such date.

     We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those offshore investments are accounted as U.S. dollar investments. The result is that they function as assets indexed to the U.S. dollar from an earnings perspective. The income (or loss) from these investments' currency variation (not the operational income) appears in the Brazilian GAAP income statement as Equivalência Patrimonial (close to equity revaluation or equity in results of affiliated companies), after taxes and before net income. Therefore offshore equity has a hedging effect from an earnings perspective; however, it does not necessarily hedge from a cash flow perspective as there is no guarantee that, if the offshore subsidiary were to be sold, the value of the investment would be recovered. As the cash held by these companies in U.S. dollars affects hedging from a cash flow perspective, we view that separately.

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

Equity Risk

     In order to enhance the return of our offshore cash position, which is invested basically in short-term money market instruments, we entered into equity swap agreements. Equities historically yield higher long-term returns than fixed-income securities, and the carrying cost of our long-term debt has increased in the past several years if measured as a percentage of CDI (because the interest rate premium in Brazilian onshore instruments indexed to the US dollar has decreased, i.e. convertibility risk has decreased). As a result, and provided that the underlying equities continue to yield positive returns, these swaps work as a non-cash alternative for investing in equities and enhancing the return on our cash over time.

     These transactions were entered into in 2003, and we have maintained them since that time. The original swaps now mature in July 2006. The purpose of the equity swap agreements is not to trade equities but to increase long-term returns on our cash without compromising liquidity.

		Notional
Date	Maturity	Value	2003	2004
04/07/2003	07/28/2006	35.8	57.6	93.6
04/09/2003	07/28/2006	5.6	8.9	14.5
04/10/2003	07/28/2006	2.0	3.3	5.3
04/11/2003	07/28/2006	1.0	1.7	2.7
04/28/2003	07/28/2006	1.1	1.5	2.5
04/30/2003	07/28/2006	0.1	0.1	0.2
05/14/2003	07/28/2006	0.2	0.3	0.5
05/15/2003	07/28/2006	0.4	0.6	1.1
05/19/2003	07/28/2006	1.0	1.7	2.8
05/20/2003	07/28/2006	0.3	0.4	0.7
05/21/2003	07/28/2006	0.4	0.8	1.2
05/22/2003	07/28/2006	0.3	0.7	1.0
05/28/2003	07/28/2006	0.4	0.7	1.2
05/29/2003	07/28/2006	0.4	0.8	1.2
06/05/2003	07/28/2006	0.1	0.2	0.3
		49.1	79.3	128.8

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

     When we discovered a foreign exchange translation error in our US GAAP financial statements, we promptly took remedial action by restating our financial results and filing an amendment to our 2004 Annual Report to reflect such changes. The foreign exchange translation error resulted from the misclassification of the foreign currency exchange effects related to the translation of some of our off-shore affiliates in the accumulated other comprehensive loss line-item of our consolidated statements of changes in stockholders' equity instead of in our consolidated results of operations. The foreign exchange translation error had no impact on total stockholders' equity or cash flows as of and for the years ended December 31, 2004, 2003 and 2002 and all other years not presented herein and has not changed the conclusion of our Chief Executive Officer and acting Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures. The error that lead to the restatement was a discrete foreign currency translation error embedded in a software application which effected our US GAAP financial statements. Having evaluated the cause of this discrete translation error, our Chief Executive Officer and acting Chief Financial Officer have not changed their view regarding the effectiveness of the design and operation of our disclosure controls and procedures as stated above. Nonetheless, we continue to evaluate and update our disclosure controls and procedures, and our internal controls over financial reporting, which we feel will be effective to prevent future misstatements of a similar nature.

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

April 26, 2006	Companhia Siderúrgica Nacional

By:	/s/	Benjamin Steinbruch

Name: Benjamin Steinbruch
	Title:	Chief Executive Officer and Acting Chief
Financial Officer

By:	/s/	Otávio de Garcia Lazcano

Name: Otávio de Garcia Lazcano
	Title:	Financial Director

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Benjamin Steinbruch, certify that:

1 I have reviewed this annual report on Form 20-F of Companhia Siderúrgica Nacional;

2 Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

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

Dated: April 26, 2006

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

Dated: April 26, 2006

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

Companhia Siderúrgica Nacional

Consolidated Statements of Operations
Expressed in millions of United States dollars, except share data

	Years ended December 31,

	2002	2003	2004

	As Restated,	As Restated,	As Restated,
	see Note 25	see Note 25	see Note 25
Operating revenues
Domestic sales	1,570	1,843	2,895
Export sales	599	1,077	1,008

	2,169	2,920	3,903
Sales taxes	315	322	735

Discounts, returns and allowances	12	50	84
Net operating revenues	1,842	2,548	3,084

Cost of products sold	994	1,457	1,407

Gross profit	848	1,091	1,677

Operating expenses
Selling	127	176	156
General and administrative	110	96	109
Other	47	133	50

	284	405	315

Operating income	564	686	1,362

Non-operating income (expenses), net
Financial income (expenses), net	247	(564)	(510)
Foreign exchange and monetary gain (loss), net	(891)	325	153

Other, net	(30)	14	(6)

	(674)	(225)	(363)
Income (loss) before income taxes and equity in results
of affiliated companies	(110)	461	999

Income taxes
Current	25	(125)	(289)
Deferred	190	88	(2)

	215	(37)	(291)

Equity in results of affiliated companies	(71)	9	51

Net income	34	433	759

Basic and diluted earnings per common share	0.12	1.51	2.68

Weighted average number of common shares
outstanding (in thousands)	286,917	286,917	283,476

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

	As Restated,	As Restated,	As Restated,
	see Note 25	see Note 25	see Note 25
Cash flows from operating activities
Net income	34	433	759
Adjustments to reconcile net income
to net cash provided by operating activities:

Depreciation and amortization	122	119	139
Foreign exchange and monetary loss (gain), net	891	(325)	(153)
Accrual for contingencies	29	384	478
Accrual for derivatives	(112)	176	(223)
Residual value of equipment retired	30	31	5
Deferred income taxes	(190)	(88)	2
Equity in results of affiliated companies	71	(9)	(51)
Other	12	(28)	73

Decrease (increase) in operating assets
Trade accounts receivable and other	(168)	112	30
Short-term investments			(143)
Inventories	11	(24)	(493)
Recoverable taxes	50	(52)	(129)
Restricted deposits for legal proceedings	(21)	(11)	(30)
Other	(58)	(19)	34

Increase (decrease) in operating liabilities
Trade accounts payable	48	(41)	65
Payroll and related charges	6	(14)	(11)
Accrued pension cost		(9)	(33)
Other	51	(66)	5

Net cash provided by operating activities	806	569	324

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2002	2003	2004

	As Restated,	As Restated,	As Restated,
	see Note 25	see Note 25	see Note 25
Cash flows from investing activities
Additions to property, plant and equipment	(264)	(210)	(178)
Acquisition of investments	(42)	(34)	(137)
Business acquisition of GalvaSud, net of cash acquired			(19)
Loans to related parties	(13)	(4)	(1)

Net cash used in investing activities	(319)	(248)	(335)

Cash flows from financing activities
Short-term debt, net borrowings and repayments	(263)	(709)	(722)
Long-term debt
Proceeds	536	1,517	745
Repayments	(561)	(35)	(8)
Treasury stock			(153)
Dividends and interest on stockholders’ equity paid	(60)	(278)	(242)

Net cash provided by (used in) financing activities	(348)	495	(380)

Effects of changes in exchange rates on cash and cash
equivalents	(113)	79	110

Increase (decrease) in cash and cash equivalents	26	895	(281)

Cash and cash equivalents, beginning of year	330	356	1,251

Cash and cash equivalents, end of year	356	1,251	970

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year for:
Interest, net of interest capitalized	145	166	305
Income tax and social contribution, including
withholding income tax	13	51	112

Acquisition of business:
Fair value of assets acquired, including goodwill	109
Fair value of liabilities assumed	(80)
Purchase price	29
Cash acquired	(10)
Purchased price, net of cash acquired	19

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

Movement of Common Shares (quantities):	Years ended December 31,

	2002	2003	2004

	As Restated, see	As Restated, see	As Restated, see
	Note 25	Note 25	Note 25

Opening balance (*)	286,917,045	286,917,045	286,917,045

Treasury Stock acquisition			(10,023,599)

Balance, end of year	286,917,045	286,917,045	276,893,446

(*) Adjusted for the effect of reverse stock split – See Note 15a

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Stock acquisition			(153)

Balance, end of year			(153)

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of year	(2,021)	(2,151)	(2,026)
Change in the year	(130)	125	166

Balance, end of year	(2,151)	(2,026)	(1,860)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(continued)

	Years ended December 31,

	2002	2003	2004

	As Restated,	As Restated,	As Restated,
	see Note 25	see Note 25	see Note 25
Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	416	226	169
Addition to reserve		169
Transfer from (to) unappropriated retained earnings	(190)	(226)	15

Balance, end of year	226	169	184

Legal reserve
Balance, beginning of year	85	56	86
Addition to reserve		18	33
Transfer from (to) unappropriated retained
earnings	(29)	12	7

Balance, end of year	56	86	126

Total balance, end of year	282	255	310

Unappropriated retained earnings
Balance, beginning of year	(234)	(124)	78
Net income (loss)	34	433	759
Dividends and interest on stockholders’ equity	(143)	(258)	(253)
Appropriation from (to) reserves	219	27	(55)

Balance, end of year	(124)	78	529

Total retained earnings	158	333	839

Total stockholders’ equity	507	807	1,326

Comprehensive income (loss)
Net income	34	433	759
Translation adjustments for the year	(130)	125	166

Total comprehensive income (loss)	(96)	558	925

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
2) CSN Iron: In October 2004, CSN Panama transferred the total of its investment in CSN Iron to CSN Steel.

2 Summary of significant accounting policies

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company’s consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment of goodwill, allowance for doubtful accounts receivable, contingent liabilities, employee post-retirement benefits and other similar evaluations. Although these estimates are based on the Company’s knowledge of current events and actions that the Company may undertake in the future, actual results may vary from these estimates.

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

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.8892 and R$2.6544 to US$1.00 at December 31, 2003 and 2004, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

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

(k) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

The Company's provisions for contingencies and disputed taxes payable were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records provisions for contingencies for lawsuits which the Company classifies as probable losses. Additionally, the Company has classified as contingencies (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. The Company maintains full provisions for such tax liabilities because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, non-appealable and irrevocable ruling is issued in the Company's favor. Provisions for contingencies, disputed taxes payable and the related legal deposits are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

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

GalvaSud
Incorporated in May 1998 through a joint venture between CSN (51.0%) and TKS (49.0%), GalvaSud began its operational activities in December 2000. GalvaSud operates a galvanizing line for hot immersion and laser lines. On June 22, 2004, the subsidiary, CSN I, acquired 8,262,865,920 common shares of GalvaSud in exchange for the full payment of all GalvaSud financial debts, and also acquired for US$26.8 the shares held by TKS. After the acquisition, CSN became the holder of a 15.29% stake on

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

a direct basis and 84.71% stake on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.
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

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2002	2003	2004

	As Restated, see	As Restated, see	As Restated, see
	Note 25	Note 25	Note 25
Income (loss) before income taxes and equity in
results of affiliated companies	(110)	461	999

Federal income tax and social contribution at
statutory rates	37	(157)	(340)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	27	29	31
Nontaxable income from operations outside
Brazil	-	-	61
Reversal of disputed taxes payable, net	32	24	-
Tax Credit	-	72	11
Other permanent differences	67	(34)	(32)
Other temporary differences	52	29	(22)

Tax benefit (expense) per statements of operations	215	(37)	(291)

The major components of deferred income tax accounts in the balance sheet are as follows:

	As of December 31,

	2003	2004

Current assets
Tax loss carryforwards	53	86
Deductible temporary differences	78	118

Net current deferred tax assets	131	204

Non-current assets
Tax loss carryforwards	109
Deductible temporary differences	123	209
Accrued pension cost	76	77
Property, plant and equipment – basis difference	(13)	(29)

Non-current deferred tax assets	295	257

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

8 Trade accounts receivable

	As of December 31,

	2003	2004

Domestic	309	285
Export Denominated in U.S. dollars	107	128

	416	413
Allowance for doubtful accounts	(48)	(31)

Total	368	382

Supplementary information – valuation and qualifying accounts for accounts receivable:

Allowance for
Doubtful Accounts
Balance as of December 31, 2001	(35)

Additions – charged to Selling expenses	(9)
Amounts written-off	4

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Translation adjustment	12

Balance as of December 31, 2002	(28)
Additions – charged to Selling expenses	(15)
Translation adjustment	(5)

Balance as of December 31, 2003	(48)
Reversals – credited to Selling expenses	7
Amounts written-off	13
Translation adjustment	(3)

Balance as of December 31, 2004	(31)

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

GalvaSud

A joint venture formed in May 1998 with TKS, GalvaSud began producing Galvanew for the automobile industry in December 2000. The GalvaSud plant is located in the State of Rio de Janeiro, approximately 45 km from the Presidente Vargas Steelworks. On June 22, 2004, the subsidiary, CSN I, purchased 8,262,865,920 common shares of GalvaSud for US$137, in exchange for the full payment of all GalvaSud financial debts, and also acquired for US$29 the shares held by TKS which represented 49% of GalvaSud’s capital. After the acquisition, CSN became the holder of a 15.29% stake on a direct basis and 84.71% stake on an indirect basis of GalvaSud’s capital stock, through its wholly-owned subsidiary, CSN I. This transaction generated a Goodwill of US$41.

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

The amount of restricted investments, equals the highest principal amount due of the restricted account on any remaining payment date with respect to the related senior notes then outstanding, together with interest and fees and other expenses due on maturity of the securitization program (see note 14 (b)). The yield received on the deposit approximates money market rates.

14 Loans and financing

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

Treasury shares as of December 31, 2004 were as follows:

Number of Shares	Total Amount Paid	Per Share Cost (in US$)

Purchased	for Shares (in US$)	Minimum	Maximum	Average

10,023,599	153	10.55	19.43	14.99

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

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2003 and 2004 , retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2003 included the amount of US$169, related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. At December 31, 2004, the amount of US$90 recorded in appropriated retained earnings was transferred to interest on stockholders' equity and classified under current liabilities for payment in 2005.

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

Interest cost	48.9
Expected return on assets	(34.7)
Amortizations	(11.4)

Periodic post retirement benefit cost	2.8
Expected employee contributions	(0.9)

Net periodic pension cost	1.9

Actuarial assumptions used for the calculations were:

	2002	2003	2004

Discount rates	Inflation plus 8%	Inflation plus 8%	Inflation plus 8%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on	Inflation plus 8%	Inflation plus 8%	Inflation plus 8%
assets

The projected annual inflation rate adopted was 5% for all years presented.

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

Retired participants of the defined benefit plan who committed to contribute a percentage of their benefit beyond the normal contribution were offered to limit this extra contribution to 8% of their benefit. At the end of the process 1,800 retired participants had agreed to the proposal, corresponding to 90% of the retired participants that remained in the defined benefit plan.

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

18 Commitments and contingencies

(a) Accruals and deposits

The provision for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2003		As of December 31, 2004

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		2		3
Civil		1		3

		3		6

Long-term
Labor	6	21	12	45
Civil		16		25
Tax
IPI		56		268
Social contribution	53	15	83	131
Income tax	76	149	81	151
PIS/COFINS – Law No. 9,718/99		78		98
CPMF		65		105
Other tax	24	50	41	71
Other	14	26	2	74

	173	476	219	968

The provisions for contingencies and disputed taxes payable were estimated by CSN's management and were substantially based on (i) known facts and circumstances, (ii) management's experience, and (iii) the opinions of its tax and legal advisors. CSN records provisions for contingencies for lawsuits CSN classifies as probable losses. Additionally, CSN has classified as contingencies (i) certain tax liabilities for which CSN is disputing payment with the applicable taxing authorities and (ii) certain tax liabilities for which CSN is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. CSN maintains full provisions for such tax liabilities because statutory obligations and tax legislation in effect require CSN to pay the related taxes. Therefore, CSN

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

does not believe that it is exposed to any significant losses above the amounts currently provisioned for disputed taxes payable. Provisions for contingencies, disputed taxes payable and the related legal deposits are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

CSN classifies a provision as short-term when it expects the provision to be settled in 360 days or less. This usually occurs when a final, non-appealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

The deposits for contingencies and disputed taxes payable are generally based on (i) provisions recorded in connection with law suits, (ii) judicial orders issued in connection with law suits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted in favor of the Company, the deposit is returned to the Company in cash and the deposit account is appropriately offset. When such a judicial order is granted in a manner unfavorable to the Company, the deposit is used to offset the related liability and the deposit account is appropriately offset.

CSN is party to other judicial and administrative proceedings not described in these notes, involving a total of approximately US$111 as of December 31, 2004 (US$148 as of December 31, 2003). CSN's legal counsel deemed there is a possible risk of losing these lawsuits. Management, based on the assessment of its legal counsel and tax advisors that the likelihood that losses were only possible, decided not to record provisions with respect to these lawsuits.

Labor contingencies

For 2004, these are primarily represented by 5,400 (2,900 in 2003) labor claims in which CSN is the defendant. For 2004, the amount of the accrual relating to probable losses for these contingencies was US$48 (US$23 in 2003). Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by CSN.

The lawsuits related to CSN’s joint liability with independent contractors represent a large portion of the total labor lawsuits against the Company and originate from the non-payment by the independent contractors of employee obligations, which results in CSN’s inclusion in the lawsuits.

Civil Contingencies

These are mainly claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, until December 31, 2004 the amount of the accrual relating to probable losses for these contingencies was US$28 (US$17 as of December 31, 2003).

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Tax contingencies

Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The IPI excise tax credit accrual represents the re-instatement of certain tax liabilities that were offset by IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the acquisition of goods used in the production process. Tax legislation prohibits companies from recognizing IPI excise tax credits on the acquisition of certain goods. CSN believes that this prohibition is unconstitutional because it is not consistent with general value added tax principles, and CSN is in the process of challenging this prohibition. In May 2003, CSN sought and obtained a favorable preliminary order from a Brazilian court, and CSN is awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, CSN expects the decision will be subject to several stages of appellate review before a final and unappealable judgment is obtained. The IPI excise tax credit accrual recorded by CSN represents CSN’s statutory obligation to pay taxes that were offset with IPI excise tax credits. CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

As of December 31, 2004, the IPI excise tax credit accrual representing the accumulated IPI tax credits used was US$231 (US$56 as of December 31, 2003), as updated by the SELIC interest rate. This provision affects the sales taxes line-item of CSN's income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

• IPI premium credit over exports

The IPI premium tax credit accrual represents the re-instatement of certain tax liabilities that were offset by IPI premium tax credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN is challenging the constitutionality of the executive branch’s action because only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In March 2003, CSN sought and obtained a favorable preliminary decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits. The Brazilian tax authorities appealed such decision, which appeal was denied by a Brazilian court of appeals. CSN expects that the Brazilian tax authorities will appeal such decision to a higher court, which would then render a final and unappealable judgment on the matter. The IPI premium tax credit accrual recorded by CSN represents the statutory obligation to pay taxes that were offset by these credits. CSN has noted that several other Brazilian companies have challenged the same prohibition. Recent decisions issued by higher courts indicate that companies may be entitled to utilize these credits. However, the Brazilian Supreme Court has not resolved this issue. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

As of December 31, 2004, the IPI premium credit accrual representing the accumulated IPI tax credits used was US$37, as updated by the SELIC interest rate. This provision affects the sales taxes line-item of CSN's income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

  Social contribution and income tax

There are three different lawsuits based upon CSN's statutory obligation to pay income tax and social contribution due in prior periods:

  Until 1995, Brazilian companies accounted for the effects of inflation in their financial statements and for fiscal purposes during periods of hyperinflation. During the period from January 1989 to February 1989, the Brazilian government required Brazilian companies to use an official inflation index that was lower than the actual inflation index measured by consumer price indexes. CSN brought an action in the Brazilian courts asserting the right to record inflation adjustments for fiscal purposes based on the difference between the rate imposed by the Brazilian government during this period and the generally accepted inflation index. In September 2004, CSN received a favorable final and unappealable decision that granted it the right to record a portion of the incremental inflation adjustments claimed. However, for the remaining portion of the incremental inflation adjustments, CSN received an unfavorable final and unappealable decision. The income tax and social contribution (Plano Verão) accrual represents CSN’s statutory obligation to pay income taxes on the taxable income relating to the incremental inflation adjustments that were not granted to CSN. The proceeding is currently under review by accounting technicians and CSN is waiting for the legal process to enter the execution phase in order to pay the remainder of the provision. It is unlikely that this matter will be concluded (which would require actual payment of the taxes represented by the accrual) within the following year.

  As of December 31, 2004 CSN provisioned US$23, which represents the outstanding tax benefit recorded as a result of the use of “plano verão” inflation index (the difference between the inflation index CSN desired to apply and the inflation index CSN was legally authorized to apply to its figures). This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

  Until 1994, Brazilian companies were entitled to offset 100% of taxable income against available tax loss carryforwards. In 1995, Brazilian tax law was changed to limit the offset to 30% of current year taxable income in any given year. In February 2003, the Brazilian tax authorities assessed CSN for utilization of tax loss carryforwards in excess of the 30% limit. In August 2003, the Brazilian courts rendered a decision that cancelled such tax assessment. In November 2003, the Brazilian tax authorities re-assessed CSN for the same claim. In March 2005, an administrative court issued a decision unfavorable to CSN. In March 2005, CSN appealed this decision to a higher administrative court which has not scheduled a trial date. While there is no additional administrative court to which CSN or the Brazilian tax authorities may appeal, both parties will have the right to seek relief from the Brazilian courts. This accrual is recorded based on the statutory taxes that CSN would be required to pay had it only utilized tax loss carryforwards up to the 30% limit. CSN noted that other Brazilian companies have obtained unfavorable decisions regarding similar legal challenges, but that the intricacies of such decisions vary on a case-by-case basis. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

  The provision related to this lawsuit amounted to US$144 as of December 31, 2004 (US$143 as of December 31, 2003) and represents the tax benefit obtained by CSN's alleged use of more than the statutorily permitted 30% of taxable income that could be offset with tax loss carryforwards, as updated by the SELIC interest rate. This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

  Social contribution tax is similar to an income tax because it is assessed on net profits. In 2001, an amendment to the Brazilian constitution exempted Brazilian companies from the requirement to pay PIS and COFINS on revenues generated by exports. Since PIS and COFINS are considered to be social contribution taxes, certain Brazilian companies have asserted that social contribution tax on profits should also exclude export revenues from the calculation base. The Brazilian tax authorities, however, issued a ruling that mandates payment by Brazilian companies of social contribution taxes on profits, including revenues generated from exports. CSN is challenging the constitutionality of the assessment of social contribution taxes on profits generated by exports because the aforementioned ruling conflicts with the 2001 amendment to the Brazilian constitution. In March 2004, CSN sought and obtained a favorable preliminary decision which was ratified in April, 2004 by a Brazilian court of the first instance. In June, 2004, the Brazilian tax authorities appealed this decision to a Brazilian court of appeals, but no trial date has been scheduled. Upon that appeal’s conclusion, both parties will have an opportunity to appeal to either the Superior Court of Justice or the Supreme Court of Brazil. The social contribution tax on export revenues accrual represents the additional social contribution taxes owed on export revenues that were excluded from the calculation base. CSN has noted that other Brazilian companies with export revenues have received favorable preliminary decisions regarding similar legal challenges. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

  As of December 31, 2004, this provision amounted to US$115, which represents the total social contribution on income tax statutorily due on income from export revenues, as updated by the SELIC interest rate. This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

• PIS/COFINS–Law. No 9,718/99

PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted that required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. CSN is challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments because, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February, 1999, CSN sought and obtained a favorable preliminary order that was confirmed by a lower court in March, 2000. In April, 2000, the Brazilian tax authorities appealed to a Brazilian court of appeals. On March 6, 2006, a Brazilian court of appeals issued a decision unfavorable to CSN. On March 10, 2006, CSN appealed such decision to both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, CSN’s rights under the initial favorable decision are in effect. The

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

PIS/COFINS accrual represents CSN's statutory obligation to pay PIS/COFINS taxes due. CSN has noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

As of December 31, 2004, this provision amounted to US$98 (US$78 as of December 31, 2003), which represents the PIS and COFINS incremental taxes statutorily due, as updated by the SELIC interest rate. This provision affects the financial income (expense), net line-item of the Company's income statement, and a reversal of this provision would affect the financial income (expense), net line-item of the Company's income statement.

• CPMF–Provisional on financial activities tax contribution

CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment enacted in 1999. CSN is challenging the legality of the constitutional amendment that created the CPMF tax. CSN alleges that the 1999 constitutional amendment violated certain legislative regulations in effect at the time. In August 1999, CSN obtained the favorable preliminary decision of a Brazilian court of first instance. The Brazilian tax authorities appealed to a Brazilian court of appeals in September 1999. The Brazilian court of appeals has not set a date for its decision on this appeal. After a decision is reached by the Brazilian court of appeals, both parties will have another opportunity to appeal to the Superior Court of Justice or the Supreme Court of Brazil. The CPMF accrual represents CSN's statutory obligation to pay CPMF taxes recorded since August 1999. CSN has noted that other Brazilian companies have not received favorable decisions regarding similar legal challenges. CSN does not have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

The amount of this accrual was US$105 as of December 31, 2004 (US$65 as of December 31, 2003), which represents the CPMF tax statutorily due, as updated by the SELIC interest rate. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line-item of CSN's income statement.

    Other tax contingencies

Other tax contingencies relate to a variety of disputes for which CSN has recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

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

The Company records an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company does not anticipate that costs for environmental lawsuits, to the extent not previously accrued, will have a material adverse effect on its consolidated financial position. The accrual for environmental contingencies in the amount of R$11 (US$4) relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989; fines related to consent orders issued between 1986 and 1998 on the Presidente Vargas Steelworks; and provisional costs on environmental remediation that applies to old landfill’s liabilities around the main steelworks .

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

19 Guarantees

The parent company provides guarantees on obligations of its subsidiaries to third parties. The parent company has also provided guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in	Expiration Date	Conditions
		USD '000)

MRS Logística S.A.	R$	1,336.0 (1)	December 01, 2026	Guarantee given to the Federal Union, together with all other members in the consortia, for MRS’s lease obligation assumed in the concession agreement.

CFN - Companhia Ferroviaria do Nordeste	R$	6.8	Oct 3, 2005	Join guarantee of BNDES financing

Cia Metalic Nordeste	R$	1.8	May 15, 2008	Invoices/ guarantee given to Banco Santos referring to contracts for the financing of equipment

Cia Metalic Nordeste	R$	2.7	Jan 27, 2003 to Jan 30, 2006	Invoices/ guarantee given to BEC Provin and ABC Brasil referring to working capital contracts

Cia Metalic Nordeste	R$	7.6	Jan 15, 2006	Guarantee given to the BNDES, for contracts referring to financing of machinery and equipment

CSN Iron(2)	US$	79.3	Jan 06, 2007	Promissory Note of Eurobond operation

CSN Island III(2)	US$	75.0	Apr 21, 2005	Installment of guarantee by CSN in Bond issuance

CSN Island V(2)	US$	150.0	Jul 07, 2005	Installment of guarantee by CSN in Bond issuance

CSN Island VII(2)	US$	275.0	Dec 09, 2008	Installment of guarantee by CSN in Bond issuance

CSN Island VIII(2)	US$	550.0	Dec 16, 2013	Installment of guarantee by CSN in Bond issuance

CSN Island IX(2)	US$	200.0	Jan 15, 2015	Installment of guarantee by CSN in Bond issuance

CSN Overseas(2)	US$	20.0	Oct 29, 2009	Installment of guarantee by CSN in Promissory Notes issuance

Inal	R$	1.4	Mar 15 and Apr 15, 2006	Guarantee for equipment financing

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Inal	US$	1.4	Mar 26, 2008	Guarantee for equipment financing

Sepetiba Tecon	US$	33.5	Dec 30, 2004 to Sep 15, 2013	Guarantee for equipment acquisition and implementation of terminal financing

CFN – Companhia Ferroviaria do Nordeste	R$	8.7	Apr 5, 2005	Joint guarantee of BNDES financing

CFN – Companhia Ferroviaria do Nordeste	R$	9.0	Nov 13, 2009	Joint guarantee of BNDES financing

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

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the accounting practices adopted in Brazil together with certain relatively minor intersegment allocations.

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

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2002

	As Restated, see Note 25

		Corporate
		and	Infrastructure/
	Steel	Investments	Energy	Consolidated

Results
Revenues
Domestic sales	1,534		36	1,570
Export sales	599			599
Sales taxes	(315)			(315)
Discounts, returns and allowances	(12)			(12)
Cost and operating expenses	(1,250)		(28)	(1,278)
Financial income (expenses), net		247		247
Foreign exchange and monetary loss		(891)		(891)
Other non-operating income		(30)		(30)
Income taxes		215		215
Equity in results of affiliated companies	(26)	(7)	(38)	(71)

Net income (loss)	530	(466)	(30)	34

Other information
Total assets	2,700	809	146	3,655

Capital expenditures	256	1	7	264
Investments in affiliated companies			5	5
Goodwill			3	3
Depreciation and amortization expenses	(122)			(122)

Sales by geographic area

Asia	70			70
North America	216			216
Latin America	102			102
Europe	155			155
Others	56			56

Export sales	599			599
Domestic sales	1,534		36	1,570

Total	2,133		36	2,169

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2003

	As Restated, see Note 25

		Corporate
		and	Infrastructure/
	Steel	Investments	Energy	Consolidated

Results
Revenue
Domestic sales	1,837		6	1,843
Export sales	1,077			1,077
Sales taxes	(321)		(1)	(322)
Discounts, returns and allowances	(50)			(50)
Cost and operating expenses	(1,840)		(22)	(1,862)
Financial income (expenses), net		(564)		(564)
Foreign exchange and monetary gain		325		325
Other non-operating income		14		14
Income taxes		(37)		(37)
Equity in results of affiliated
companies	4		5	9

Net income (loss)	707	(262)	(12)	433

Other information
Total assets	3,438	1,401	178	5,017

Capital expenditures	180		30	210
Investments in affiliated companies	36		19	55
Goodwill	26		4	30
Depreciation and amortization
expenses	(112)		(7)	(119)

Sales by geographic area

Asia	125			125
North America	387			387
Latin America	185			185
Europe	280			280
Others	100			100

Export sales	1,077			1,077
Domestic sales	1,837		6	1,843

Total	2,914		6	2,920

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

	Year ended December 31, 2004

	As Restated, see Note 25

		Corporate
		and	Infrastructure
	Steel	Investments	/ Energy	Consolidated

Results
Revenue
Domestic sales	2,895			2,895
Export sales	1,008			1,008
Sales taxes	(735)			(735)

Discounts, returns and allowances	(84)			(84)
Cost and operating expenses	(1,722)			(1,722)
Financial income (expenses), net		(510)		(510)
Foreign exchange and monetary gain		153		153
Other non-operating income		(6)		(6)
Income taxes		(291)		(291)
Equity in results of affiliated companies.	2		49	51

Net income (loss)	1,364	(654)	49	759

Other information
Total assets	4,468	1,397	292	6,157

Capital expenditures	154		24	178
Investments in affiliated companies	41		147	188
Goodwill	41		4	45
Depreciation and amortization expenses	(128)		(11)	(139)

Sales by geographic area

Asia	65			65
North America	604			604
Latin America	79			79
Europe	230			230
Others	30			30

Export sales	1,008			1,008
Domestic sales	2,895			2,895

Total	3,903			3,903

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Revenues by steel products from export sales:

	Metric Tons (in thousands) (unaudited)			U.S. Dollars

	2002	2003	2004	2002	2003	2004

Export sales
Slabs	345	382	44	78	130	24
Hot-rolled	482	801	512	123	296	247
Cold-rolled	157	130	96	41	66	90
Galvanized	461	472	455	194	285	430
Tin Mill	363	364	276	163	300	217

Total	1,808	2,149	1,383	599	1,077	1,008

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

22 Derivatives and financial instruments

22.1 Generalnddescriptionaccounting apractices

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

On December 31, 2004, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount	Gain (loss)

Foreign Exchange swap	Jan 2nd and Jan 12th, 2005	US$ 30.7	(US$13.7)

Equity swap(*)	July 28th, 2006	US$ 49.2	US$130.1

Companhia Siderúrgica Nacional
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

NDF (non deliverable forwards)– contracted by exclusive funds	Feb 1st, 2005	US$150	(US$3.6)

US Dollar Futures contracts – contracted by exclusive funds	Feb 1st, 2005	US$ 1,003	(US$9.6)

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

b) Non Deliverable Forwards (NDF)

On December 31, 2004, the Company also had local NDFs (non-deliverable forwards) registered at CETIP (a local clearing house) with a market value of US$3.6 (loss). These contracts will mature on February 1, 2005 and have an aggregated notional of US$150. The average forward exchange rate for these contracts is R$2.7523 to US$1.

c) Foreign Exchange Future Contracts

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

The net unrealized gain related to these contracts amounted to US$128.8 as of December 31, 2004 (US$79.3 in 2003). These swaps are intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses.

22.3 Fair value ruments, other of financial s than derivative

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

23 Financial Income (Expenses), Net

The breakdown of the financial results for the years ended December 31, 2002, 2003 and 2004 are represented below:

	2002	2003	2004

Derivatives	263	(320)	(234)
Interest Income	217	67	78
Interest Expense	(116)	(246)	(280)
Other financial income (expenses), net	(117)	(65)	(74)
	247	(564)	(510)

24 Subsequent events

(a) Offering

On January 21, 2005, the Company’s subsidiary Islands IX, issued US$ 200 in notes. These notes mature in 2015, and pays an interest at a rate of 10% per annum. The funds obtained in this issuance were used for working capital, hence increasing the Company's liquidity.

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

25 Restatement

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, the Company discovered that an inadvertent error was made in the translation and consolidation process of the financial statements of the Company’s off-shore finance subsidiaries from Brazilian reais into US dollars. The error resulted from the misclassification of the foreign currency exchange effects related to the translation of these subsidiaries in accumulated other comprehensive loss in stockholders’ equity instead of consolidated results of operations. This error had no impact on total stockholders’ equity or cash flows as of and for the years ended December 31, 2004, 2003 and 2002 and all other years not presented herein.

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