Form 20-F
period 2005-12-31
NATIONAL STEEL CO
filed 2006-07-03
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Comission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact Name of Registrant as Specified in its Charter)

National Steel Company	Federative Republic of Brazil
(Translation of Registrant's Name into English)	(Jurisdiction of Incorporation or Organization)

Av. Brigadeiro Faria Lima, 3.400 - 20ºandar
04538-132 - São Paulo, SP, Brazil
Tel.: (55 11) 3049 7100

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report: 272,067,946 common shares with no par value including 13,885,900 shares held in treasury

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rules 405 of the Securities Act.

Yes                         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                         No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated files. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer                          Accelerated Filer                        Non-accelerated Filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17               Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes                         No

i

     Omitted Items Of Form 20-F are either not required in a Form 20-F filed as an annual report under the Exchange Act, not applicable or reserved.

ii

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
  plans to expand iron ore production at our Casa de Pedra mine and the related expansion of the coal terminal adjacent to our Sepetiba Port facilities and the construction of pellet plants;
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
        See "Item 5. Operating and Financial Review and Prospects" and "Item 3.D. Risk Factors".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 contained in "Item 18. Financial Statements" have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, which are generally referred to as "U.S. GAAP". See Note 2(a) to our consolidated financial statements. We publish financial statements in Brazil in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law no. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM ("Brazilian GAAP"), which differ in certain significant respects from U.S. GAAP.

        As discussed in Note 26 of the Consolidated Financial Statements, the Consolidated Statements of Income for the years ended December 31, 2003 and 2002 and the Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, 2002, and 2001, have been restated.

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

        The following table sets forth information on Commercial Market rates, for the periods indicated, expressed in reais per U.S. dollar:

	High	Low	Average(1)	Period End

Year ended December 31:
2000	1.9847	1.7234	1.8302	1.9554
2001	2.8007	1.9353	2.3504	2.3204
2002	3.9552	2.2709	2.9212	3.5333
2003	3.6623	2.8219	3.0783	2.8892
2004	3.2118	2.6530	2.9259	2.6544
2005	2.7621	2.1633	2.4352	2.3407
Last six months
December 2005	2.3735	2.1800	2.2855	2.3407
January 2006	2.3460	2.2116	2.2739	2.2160
February 2006	2.2217	2.1177	2.1619	2.1355
March 2006	2.2238	2.1067	2.1387	2.1724
April 2006	2.1542	2.0892	2.1293	2.0892
May 2006	2.3711	2.0586	2.1781	2.3005
________________________________________
(1)	Represents the average of the monthly average exchange rates during the relevant period.

PART I

Item 3:  Key Information

A.  Selected Financial Data

        The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 have been derived from our audited consolidated financial statements, which appear in "Item 18. Financial Statements". The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including their notes, and "Item 5. Operating and Financial Review and Prospects". Also see "Presentation of Financial and Other Information". In addition, the following table presents selected consolidated financial data as of December 31, 2001, 2002 and 2003, and for each of the two years in the period ended December 31, 2002, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars in a manner consistent with the information set forth in our audited consolidated financial statements, and which are not included in this annual report.

	Year Ended December 31,
	2001	2002	2003	2004	2005
		As Restated (see FS note 26)	As Restated (see FS note 26)
Income Statement Data:	(In millions of US$, except per share data)
Operating revenues
Domestic sales	1,860	1,570	1,843	2,895	3,449
Export sales	218	599	1,077	1,008	1,224

	2,078	2,169	2,920	3,903	4,673

Sales taxes	346	315	322	735	829
Discounts, returns and allowances	16	12	50	84	39
Net operating revenues(1)	1,716	1,842	2,548	3,084	3,805
Cost of products sold	958	994	1,457	1,407	1,837
Gross profit	758	848	1,091	1,677	1,968
Operating expenses
Selling	82	127	176	156	186
General and administrative	109	110	96	109	108
Other(9)	73	47	74	50	28

	264	284	346	315	322

Operating income	494	564	745	1,362	1,646
Non-operating income (expenses), net
Financial income (expenses), net	(289)	247	(564)	(510)	(550)
Foreign exchange and monetary gain (loss), net	(354)	(891)	325	153	183
Gain on sales of long-term investments(2)	643	—	—	—	—
Others	36	(30)	14	(6)	3

	36	(674)	(225)	(363)	(364)

Income (loss) before income taxes, equity in results
of affiliated companies, extraordinary item and
cumulative effect of a change in accounting principle	530	(110)	520	999	1,282
Income tax expense (benefit)(9)
Current	(2)	7	152	289	458
Deferred	(48)	(190)	(188)	2	(31)

	(50)	(183)	64	291	427

Equity in results of affiliated companies	(30)	(71)	9	51	47
Income before extraordinary item and cumulative
effect of a change in accounting principle(9)	550	34	465	759	902
Extraordinary item, net of income taxes(3)	13	—	—	—	—
Cumulative effect of a change in accounting principle,
net of income taxes(4)	6	—	—	—	—

Net income (9)	569	2	465	759	902

Per common share:(5)
Income (loss) before extraordinary item and
cumulative effect of a change in accounting	1.91	0.01	1.62	2.68	3.34
Extraordinary item, net of income taxes(3)	0.05	—	—	—	—
Cumulative effect of a change in accounting
principle, net of income taxes(4)	0.02	—	—	—	—

Net income	1.98	0.01	1.62	2.68	3.34
Weighted average number of common shares
outstanding (in thousands)	286,917	286,917	286,917	283,476	270,275

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In millions of US$, except per share data)
Balance Sheet Data (end of period):
Current assets	1,313	1,590	2,310	2,907	3,330
Property, plant and	2,062	1,527	1,874	2,143	2,547
equipment, net
Investments in affiliated companies and other	79	8	85	233	312
investments
Other assets	600	530	748	874	968

Total assets	4,054	3,655	5,017	6,157	7,157

Current liabilities	1,445	1,732	1,228	1,216	1,398
Long-term liabilities(6)	1,863	1,448	2,982	3,615	4,750
Stockholders' equity	746	475	807	1,326	1,009

Total liabilities and	4,054	3,655	5,017	6,157	7,157
stockholders' equity

	As Restated	As Restated	As Restated (see FS note 26)	As Restated (see FS note 26)
Other Data:
Cash flows from operating activities(10)	239	827	580	354	1,757
Cash flows from investing activities(7)	763	(340)	(259)	(365)	(593)
Cash flows from financing activities(7)	(1,251)	(348)	495	(380)	(996)

Dividends declared and interest on stockholders' equity(8)	831	143	258	253	969
Dividends declared and interest on stockholders' equity per common share(8)	2.90	0.50	0.90	0.89	3.59

________________________________________

(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)	During 2000, we contracted for the sale of our interests in Light – Serviços de Eletricidade S.A. – Light and Valepar S.A. – Valepar through which we held an interest in Companhia Vale do Rio Doce - CVRD. The financial closings of these transactions occurred in 2001, and accordingly, results for 2001 include the gains from these sales. See note (7) below.
(3)	The extraordinary items in 2001 represent gains on the repurchase of Eurodollar notes.
(4)	Effect of the adoption of SFAS no. 133.
(5)	Effective May 31, 2004, we reverse split our common shares, so that each 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represents one share after giving effect to the split. All share data contained in this Annual Report have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.
(6)	Excluding the current portion of long-term debt.
(7)	In 2001, cash flows from investing activities include US$1,293 million of proceeds from the sale of our investments in Light and CVRD (see note (2) above), and cash flows from financing activities reflects the payment of US$1,227 million of dividends and interest on stockholders' equity with a portion of the proceeds from the sale of those investments. The difference between the proceeds from the sales of our investments in Light and CVRD reflected in our cash flows from investing activities and the aggregate sale price of what we received is a translation adjustment resulting from the depreciation of the real against the U.S. dollar between December 31, 2000 and the respective financial closings, which is reflected in translation adjustments for the year in our statement of changes in stockholders' equity for 2001.
(8)	Amounts consist of dividends declared and interest on stockholders' equity accrued, during the year. Generally, dividends are they are declared, and interest on stockholders' equity . For a discussion of our dividend policy and dividend and interest payments made in 2005, see "Dividend Policy" under "Item 8.A. Consolidated Statements and Other Financial Information".
(9)	The Statements of Income for the years ended December 31, 2003 and 2002 have been restated. See Note 26 to the consolidated financial statements.
(10)	The Statements of Cash Flows for the years ended December 31, 2004, 2003, 2002 and 2001 have been restated. See Note 26 to the consolidated financial statements.

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

        The steel industry behaves in a highly cyclical manner both in Brazil and abroad. In addition, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the Brazilian steel industry is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and domestic economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution sectors. In recent years, the price of steel in world markets has been at historically high levels, but these price levels may not continue. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to historically high prices for our steel products, but these relatively high prices may not continue. Any material decrease in demand for steel in domestic or export markets served by us could have a material adverse effect on our operations and prospects.

Competition

        We have a large number of competitors, and if they do a better job than we do with respect to price, product quality or customer service, or if they develop technologies that allow them to lower their cost of production, we could lose market share.

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

        Continuous advances in materials sciences and related technologies have allowed alternative materials, such as plastics, aluminum, ceramics and glass, to compete with our steel products. In addition, the economics of operating a steel mill may encourage mill operators to maintain high levels of output, even in times of low demand, which increases pressures on industry profit margins.

        The steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advancements that would a steel manufacturer to lower its cost of production. See "Item 4.B.8. Competition". Any increase in prices of raw materials or services (especially those obtained from third-party suppliers over which we have no control) would put further pressure on our profit margins, especially for our export sales, where margins traditionally have been lower.

Anti-dumping, Countervailing Duties, Safeguards and Government Protectionism

        Protectionist measures adopted by the governments in some of our main markets could adversely affect our crucial export sales.

        In response to the increased production and exports of steel in many countries, anti-dumping, countervailing duties and safeguard measures have been imposed by countries which represent some of the main markets for our exports. Those and similar measures could create an imbalance in the international steel market, which could adversely affect our exports. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the U.S. lifted those tariffs at the beginning of December 2003, there can be no assurance that the U.S. or other countries will not impose other quotas or tariffs. See "Item 4.B.10. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings".

Raw Material Costs

        When the prices of raw materials which we need to produce steel, particularly coal and coke, increase, this causes our production costs to increase.

        In 2005, the costs of raw materials accounted for approximately 43.5% of our total production costs, including outsourced hot-rolled coils. Our principal raw materials include iron ore, coal, coke (a portion of which we make from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We obtain all of our iron ore, limestone and dolomite supply requirements from our mines in Minas Gerais State, and we produce most of our coke requirements from our own coke batteries. In 2005, we acquired a tin mine that we anticipate will eventually supply all of our tin requirements, but we are dependent on third parties for the remainder of our raw materials requirements. All of the coal that we use to produce coke and approximately 20-25% of our coke requirements are imported. Because of the cyclical nature of the coal industry, the price and quantity terms of our coal contracts are renewed annually. Thus, our coal costs can vary from year to year.

        Because of coal price increases, driven particularly by Asian demand, contracts that we made for coal purchases in 2005 provide for an average price increase of approximately 50% compared to 2004. The suppliers for these contracts are American, Australian and Indonesian companies. There can be no assurance that coal prices will not increase further in the future. See "Item 4.B.5. Raw Materials and Transportation".

        Additionally, coke prices increased dramatically from 2002 to 2004. The supply of coke tightened, because China, which supplied approximately 70% of the sea-borne trade in coke, increased its internal consumption and adopted restrictive export quotas. Although prices started to decline sharply in the beginning of 2005, the current prices level is still high on a historical basis. There can be no assurance that coke prices will not increase further in the future.

        In addition, we purchase a portion of our tin and all of our zinc, manganese and aluminum requirements from third-party domestic suppliers. There can be no assurance that decreases in availability or increases in prices will not occur in the future, resulting in a decrease in our profitability.

Potential Costs of Environmental Compliance; Mining Regulation

        New environmental standards imposed on us may require us to make capital expenditures that do not increase our productivity.

        Our steel making facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of human health and the environment. Brazilian pollution standards are expected to continue to change through 2006, including new air emission standards and solid waste handling regulations. New environmental standards imposed on us can require us to make capital expenditures that do not increase our productivity. Also, while the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations and can, in some instances, suspend plant operations. For a discussion of environment-related legal proceedings involving us, see "Item 4.B.10. Government Regulation and Other Legal Matters — Environmental Regulation".

Reliance on energy supply

        Interruptions in supply of natural gas and power transmission over the government power grid may adversely affect us, as well as our customers and suppliers.

        We require significant amounts of energy, both in the form of natural gas and electricity, to power our plant and equipment. We purchase our natural gas needs through distributors which purchase natural gas from Petróleo Brasileiro S.A. - Petrobras (the country sole producer and supplier of natural gas). Petrobras, in turn, is significantly dependent upon the supply of natural gas from Bolivia, which supply is currently under threat due to recent announcements by the Bolivian government with respect to its intention to review existing supply contracts. Interruptions or reductions in the levels of supply of natural gas by Petrobras to the distributors with whom we purchase our natural gas or a significant price increase may affect our production and produciton costs.

        Although we produce our entire electricity requirement, we rely on the government power grid for transmission of electricity to our facilities. Our production could be adversely affected, as a consequence of an electricity supply failure due to problems in transmission lines. We suffered such a failure in the first quarter of 2005 when our electricity supply was briefly interrupted and our production of crude steel and rolled steel decreased by 14% and 10%, respectively, when compared to the production in the first quarter of 2004.
Interruptions in the power supply may also affect our customers and suppliers.

2.  Risk Factors Relating to Brazil

Brazilian Government — Economic and Political Factors

        If economic or political conditions deteriorate, the Brazilian government may adopt measures that adversely affect our business.

        Our operations are based in Brazil and, accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized in the past by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. The uncertainty over what policies the current Brazilian government will adopt may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

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

        Additionally, a presidential election will be held in Brazil in October 2006. The run-up to the presidential election may result in changes in existing policies, and the post-election administration may seek to implement new policies. In the years from 2001 to 2005 the Brazilian economy grew at an average annual rate of 2.2%, and the post-election administration may face domestic pressure to revise current economic policies to achieve higher growth rates.

Fluctuation of the Real

        Fluctuation in the exchange rate of the real can adversely affect our earnings.

        Historically, emerging markets, including Brazil, have experienced devaluation of their currency at various times. In 2002, the Brazilian exchange rate fluctuated from a low of R$2.2709 per US$1.00 to a high of R$3.9552 per US$1.00. The real depreciated against the U.S. dollar approximately 52.3% in 2002, due in part to the continued economic and political uncertainties in Brazil and other emerging markets and the global economic slowdown. However, in 2003 and 2004, the real appreciated 18.2% and 8.1%, respectively, against the U.S. dollar. In 2005 the real appreciated 11.8% against the U.S. dollar and on December 30, 2005, the rate was R$2.3407 per US$1.00.

        Further fluctuations in the Brazilian currency, in relation to the U.S. dollar or other currencies, may have an adverse effect on our financial condition and results. In the event the real devaluates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues. On the other hand, if the appreciation trend of the past few years continues, it will cause real-denominated production costs to increase as a percentage of total production costs. See "Item 5. Operating and Financial Review and Prospects".

        At any given time we may have a substantial exposure to currency fluctuations. Although we may from time to time engage in derivative transactions, including currency swaps and foreign currency option agreements, as part of our attempt to manage our exchange rate exposure, it is an imperfect means of managing risk and derivative transactions are subject to credit or counterparty risk themselves.

        As discussed below, the percentage of sales made in domestic and export markets will impact revenues expressed in U.S. dollars. See “Item 5.A - Impact of Variations in Real-Dollar Exchange Rate and Inflation”.

Inflation and Interest Rate Risks

        High inflation rates have in the past had negative effects on the Brazilian economy and our business.

        During 2002, the Central Bank raised Brazil's base interest rate by a total of 7.5% to 26.5% as a result of the growing economic crisis in Argentina, one of Brazil's primary trading partners, the lower level of growth of the U.S. economy and the economic uncertainty caused by the Brazilian presidential elections, among other factors. During 2003, the Central Bank decreased Brazil's interest rate from 26.5% to 16.5%, reflecting the good economic environment and inflation stability in line with the Central Bank's inflation target. During 2004, the Central Bank increased Brazil's base interest rate by 1.25% to 17.75%, on concerns that growth in Brazil's gross domestic product could jeopardize the inflation target. The Brazilian economy in 2005 was affected by inflation worries that forced the Central Bank to raise interest rates. However, by the year end these worries had subsided, and interest rates resumed downward trend closing the year at 18%. On May 2006, Brazil’s current interest rate was at 15.25% .

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

	Inflation Target	IPCA
2002	4.0% ±2.5%	12.5%
2003	4.0% ±2.5%*	9.3%
2004	5.5% ±2.5%	7.6%
2005	4.5% ±2.5%	5.7%
2006	4.5% ±2.0%
2007	4.5% ±2.0%
*In 2003 the target was adjusted during the year to 8%

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

        These types of restrictions could hinder or prevent the depositary under our American Depositary Receipt program, or holders who have surrendered ADSs for our underlying common shares, from converting those dividends, distributions or proceeds from any sale of common shares into U.S. dollars and remitting those U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusals to grant, any required governmental approvals for conversion of Brazilian currency payments and remittances abroad in respect of the common shares underlying the ADSs. See "Item 9.C. Markets" and "Item 10.D. Exchange Controls" for additional information with respect to the ADSs.

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

Risks Associated with Emerging Markets

        Developments in the global economy and other emerging markets may affect our access to financing and decrease the market price of our common shares and ADS

        The market for securities issued by Brazilian companies is influenced, in varying degrees, by global economic and market conditions, and especially by those of Latin American countries and other emerging markets. The reaction of investors to investment opportunities in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may reduce investors demand for securities of Brazilian companies, including their shares. Any of the foregoing developments may adversely affect the market value of our common shares and ADS and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms.

3.  Risk Factors Relating to a Routine SEC Review

        An ongoing SEC review of our registration statement on Form F-4, filed in connection with a proposed public debt exchange offer, may require us to further amend this annual report.

        We are in the process of responding to comments made by the staff of the Securities and Exchange Commission and our registration statement on Form F-4, filed on September 19, 2005. That registration statement was filed in connection with a proposed public exchange offer of notes originally issued in a non-public transaction. Until our responses to the Staff's comments are finalized, our capital-raising activities will be limited to the U.S. non-public markets and the markets outside the United States. Additionally, further amendments to our Consolidated Financial Statements for 2004 were included in this annual report.

Item 4.  Information on CSN

A.  History and Development of CSN

1.  General

        We are the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America in terms of crude steel production. See "Item 4.B.13.Brazilian Steel Industry". Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products decreased in 2005 to 5.2 million and 4.8 million tons, respectively, from 5.5 and 5.0 million tons in 2004.

        Our fully-integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2005, we accounted for approximately 44.0% of the galvanized steel products sold in Brazil. We are also one of the world's leading producers of tin mill products for packaging containers. In 2005, we accounted for approximately 99% of the tin mill products sold in Brazil.

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

        In addition to owning our own source of iron ore, we also currently produce from our own mines our total requirements of limestone and dolomite and a portion of our tin requirements. Using imported coal, we produce approximately 75-80% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution also require water, gases, electricity, rail and road transportation, and port facilities.

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

        In 1993, we adopted a capital improvement program, which was revised and extended in 1995 and finalized in 2002. The principal goals of the capital improvement program have been to increase our annual production of crude steel, to improve the productivity of our production units and the quality of our products and to enhance our environmental protection and cleanup programs. Since February 1996, all production has been based on the continuous casting process, rather than ingot casting, an alternative method that results in higher energy use and metal loss. From 1996 through 2002, we spent the equivalent of US$2.4 billion under the capital improvement program and for operational capacity maintenance, culminating with the revamping in 2001 of Blast Furnace #3 and Hot Strip Mill #2 at the Presidente Vargas Steelworks that have increased our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products, from approximately 5.0 million tons in each case at the beginning of 2001.

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
  The installation of sub-lance and combined-blowing in the basic oxygen furnace.
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
  Additionally, we spent US$210 million in 2003, US$178 million in 2004 and US$290 million in 2005 to further improve productivity levels and to maintain our operational capacity. The expenditures were for, among other things, equipment revamping, spare parts purchases, building repairs, equipment automation and information technology.

A.  Business Overview

1.  Business Strategy

        Our mission is to increase value for our shareholders, maintaining our position as one of the world's lowest-cost steel producers. With this in mind, we intend to strengthen our position as a global player, optimizing our infrastructure assets (our mines, ports and railways) and their competitive cost advantages.

        To achieve this goal, we have adopted strategies in each of four business segments (where we already have assets, current operations or inherited competitive advantages):

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

        We have been implementing our strategy for our steel segment through our capital improvement program for our Volta Redonda facility and also through many investments in downstream opportunities, as described in "Item 4.B.6. Investment Programs". Also, in March 2006, the Board of Directors approved the investment of up to US$3.6 billion to build two new slab plants with capacity of 3 million tons year each. The first unit will be located in Itaguaí, State of Rio de Janeiro, and the other unit location will be determined later.

Mining

  Expand our mining assets – our Casa de Pedra (iron ore) and Arcos (limestone and dolomite) mines – and search for investment opportunities, primarily in mining operations related to the steel business.

           Pursuing this strategy, in January 2004 we announced the approval of investments, currently expected to be up to US$1.5 billion, which are already under implementation, for:

  The expansion of the annual production of the Casa de Pedra iron ore mine from approximately 16 million tons to 53 million tons in 2011.
  The expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore.
  The construction of two pellet plants, with capacity of 3 million tons year each.

           Also, in April 2005, we acquired 100% of the capital stock of Estanho de Rondônia S.A., or "ERSA", which comprises a tin mine and smelter plant. We intend to increase production from 1,800 tons in 2005 to 3,800 tons in 2009, with investments of up to US$24 million. See "Item 4.B.5 Raw Materials and Transportation – Raw Materials and Energy Requirements and Item 4.B.6 Investment Programs—Future Investments".

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

Slabs

        Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,550 millimeters and lengths ranging from 5,250 to 10,660 millimeters. We produce medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs.

Hot-rolled Products

        Hot-rolled products comprise heavy-gauge hot-rolled coils and sheets and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of five millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.7 millimeters and cut sheet having a maximum thickness of 6.3 millimeters. Heavy gauge sheet steel is used to manufacture automobile parts, pipes, mechanical construction and other products. Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.2 millimeters and are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and cold-formed light shapes, channels and profiles for the construction industry.

Cold-rolled Products

        Cold-rolled products comprise cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform thickness and better surface quality and are used in applications such as automotive bodies, home appliances and construction. In addition, cold-rolled products serve as a base steel for our galvanized and tin mill products. We supply cold-rolled coils in thickness from 0.30 millimeters to 2.65 millimeters.

Galvanized Products

        Galvanized products comprise flat-rolled steel coated on one or both sides with zinc or a zinc-based alloy applied by either a hot-dip or an electrolytic process. We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process. Galvanizing is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere. Galvanized products are highly versatile and can be used to manufacture a broad range of products, such as:

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

        At CSN Paraná, one of our branches, we produce galvalume, a cold-rolled material coated with a zinc-aluminum alloy. The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in outdoor construction applications that may be exposed to severe acid corrosion.

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

Tin Mill Products

        Tin mill products comprise flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.38 millimeters, coated or uncoated. Coatings of tin and chromium can be applied by various electrolytic and hot-dip processes. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

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

Marketing Organization and Strategy

        Our sales approach is to establish a brand image and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs. Our business encompasses operations and commercial activities. Our operations activities are undertaken by the Production sector, which is composed of two units: Operations and Support.

  The Operations unit is responsible for steel production operations, repair shops, in-plant railroad, and process development at Volta Redonda.
  The Support unit is responsible for production planning, management of product stockyards, energy and utility facilities and work force safety assistance at the Presidente Vargas Steelworks.

        The Production sector is also responsible for environment and quality consulting, new products development, capital investment implementation for steel production and processing, as well as the supervision of GalvaSud and CSN Paraná operations.

        Our Commercial sector is responsible for sales of all of our products. This sector is divided into two major sections, one focused on export sales and the other on domestic sales. The domestic market oriented sales section is divided, in turn, into five market segments: packaging, distribution, automotive, home appliances and original equipment manufacturer, or OEM, and construction. Each one of these segments has a specific strategic goal to provide tailor-made steel solutions that meet the specific needs of each of the segments they serve.

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

        In 2005, approximately two thirds of domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent sale to smaller clients.

        Historically, export sales were made primarily through international brokers. As part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers. We have sought to orient our export sales to more profitable markets in order to maximize revenues and shareholder returns. Our strategy is to maintain Europe and North America as our main export markets, taking advantage of the commercial channels provided by our subsidiary CSN LLC in the United States and our affiliated Lusosider in Portugal.

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

Steel Sales by Geographic Region

        In 2005, we sold steel products to customers in Brazil and 71 other countries. The fluctuations in the portion of total sales attributable to domestic sales, which can be seen in the following table, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

        The three principal export markets for our products are North America, Europe and Asia, representing 34%, 26% and 28%, respectively, of our export sales volume in 2005. In addition to sales to end customers, in North America we may sell slabs to our subsidiary, CSN LLC, to be processed into hot-rolled, cold-rolled and galvanized products and then sold to end customers. Additionally, we take advantage of CSN LLC presence in North American, which acts as a commercial channel for our products. Also, in Europe we sell hot-rolled coil as raw material for Lusosider Projectos Siderúrgicos S.A., or Lusosider, our affiliated located in Portugal.

        The following table contains certain information relating to our sales of steel products by destination:

SALES OF STEEL PRODUCTS BY DESTINATION
(In thousands of metric tons and millions of US$)

	2003				2004				2005

			Operating				Operating				Operating
		% of	Revenues	% of		% of	Revenues	% of		% of	Revenues	% of
	Tons	Total	(2)	Total	Tons	Total	(2)	Total	Tons	Total	(2)	Total

Brazil	3,066	58.8	1,693	61.3	3,298	70.5	2,699	73.0	2,875	59.6	3,155	72.2
Export	2,149	41.2	1,071	38.7	1,383	29.5	997	27.0	1,945	40.4	1,214	27.8

Total	5,215	100	2,764	100	4,681	100	3,696	100	4,820	100	4,369	100.0

Exports by Region
Asia	1,273	24.4	124	4.5	149	3.2	62	1.7	543	11.3	268	6.1
North America(1)	141	2.7	386	13.8	605	12.9	602	16.3	662	13.7	479	11.0
Latin America	313	6.0	184	6.7	136	2.9	77	2.1	146	3.0	101	2.3
Europe	365	7.0	278	10.1	447	9.5	228	6.2	510	10.6	298	6.8
All Others	57	1.1	99	3.6	46	1.0	27	0.7	84	1.7	68	1.6

Total Exports	2,149	41.2	1,071	38.7	1,383	29.5	997	27.0	1945	40.4	1,214	27.8

________________________________________

(1)	Sales to Mexico are included in North America
(2)	Total operating revenues presented above differ from amounts in Company's US GAAP financial statements because they do not include revenues from non-steel products ( 2003 - US$ 156, 2004 – US$ 207 and 2005 - US$ 304).

Sales by Steel Product

        The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Instituto Brasileiro de Siderurgia, the Brazilian Steel Institute:

DOMESTIC MARKET SHARE
(As a percentage of the market for each product)

	2003	2004	2005

Hot-rolled Products	31.0%	29.0%	29.0%
Cold-rolled Products	24.0%	25.0%	19.0%
Galvanized Products	54.0%	49.0%	44.0%
Tin Mill Products	99.0%	98.0%	99.0%

        The decline in our share of hot-rolled and galvanized products is due to the startup of a new hot-strip mill and a new galvanizing line by our competitors.

Sales by Industrial Segment

        We sell our products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

SALES BY INDUSTRIAL SEGMENT IN BRAZIL
(In percentages of total domestic volume shipped)

	2003	2004	2005

Distribution	29.4%	32.3%	33.8%
Packaging	22.7%	19.8%	22.5%
Home Appliances/OEM	18.0%	17.4%	15.2%
Automotive	19.4%	20.0%	17.4%
Construction	10.5%	10.6%	11.0%

        We believe we have a particularly strong domestic and export position in the sale of tin mill products used for packaging. The customers for these products include some of the world's most important food processing companies, as well as many small and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by GalvaSud and CSN Paraná. No single customer accounts for more than 5% of our net operating revenues.

4.  Production

Production Process

        The principal raw materials for steel production in an integrated steel works are iron ore, coal, coke, and fluxes like limestone and dolomite. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in Congonhas, Minas Gerais State, 328 km from the Presidente Vargas Steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

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

        The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white-hot liquid iron and slag are drawn off from the bottom of the furnace. Slag (containing melted impurities) is granulated and sold to neighboring cement companies. Upon completion of our planned cement plant, slag also will be used to produce cement. .

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

        In hot-rolling, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills. The better surface characteristics of cold-rolled products enhance their value to customers as compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed, coated (by a hot dip or electrolytic tinning process) and painted, to enhance medium- and long-term anti-corrosion performance and to add characteristics that will broaden range of steel utilization. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

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

CRUDE STEEL PRODUCTION
(In millions of metric tons)

			CSN% of
	Brazil	CSN	Brazil

2005	31.6	5.2	16.5%
2004	32.9	5.5	16.8%
2003	31.1	5.3	17.0%
2002	29.6	5.1	17.2%
Source: Instituto Brasileiro de Siderurgia – IBS (Brazilian Steel Institute)

        The following table contains some of our operating statistics for the periods indicated.

CERTAIN OPERATING STATISTICS
(In millions of metric tons)

	2003	2005	2005

Production of:
Iron Ore	14.1	15.5	13.7
Molten Steel	5.5	5.7	5.3
Crude Steel	5.3	5.5	5.2
Hot-rolled Coils and Sheets	4.8	5.1	4.8
Cold-rolled Coils and Sheets	2.8	2.8	2.6
Galvanized Products	1.1	1.3	1.0
Tin Mill Products	1.1	1.0	1.0
Consumption of Coal for Coke Batteries	2.3	2.3	2.3
Consumption of Coal for PCI(1)	0.9	0.9	0.8
________________________________________

(1)	Pulverized coal injection

5.  Raw Materials and Transportation

        The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials and rely on rail and road transportation and port facilities.

Raw Materials and Energy Requirements

        We obtain all of our iron ore requirements from our Casa de Pedra mine in Minas Gerais State, which has an installed mining capacity of 21.5 million tons annually (run-of-mine or ROM) with a processing ratio of 74.4%, resulting in a mining capacity of 16 million tons of processed iron ore. In 2005, the run-of-mine was 19 million tons, resulting in a final quantity of 13.7 million tons of processed iron ore. Of this total, 7.4 million tons were utilized at the Presidente Vargas Steelworks and 5.9 million tons were sold to third parties, consisting of 2.5 million tons of sinter-feed material, 2.2 million tons of pellet feed materials, 0.6 million tons of lump ore and 0.6 million tons of small lump ore. In addition, approximately 0.4 million tons of processed iron ore were kept in inventory.

        We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas Steelworks. See the map under "Item 4.D. Property, Plant and Equipment" for the location of the Casa de Pedra mine in relation to the Presidente Vargas Steelworks.

        In 2005, coal consumption amounted to 3.1 million tons and accounted for approximately 20% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year.

        In 2005, in addition to the approximately 1.7 million metric tons we produced, we also consumed 510,000 tons of coke bought from third parties. The market for coke has been very tight since 2002, because China, which supplied approximately 70% of the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas.

        Since 1997, we have been using a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2005, we used approximately 750,000 tons of imported PCI coal.

        In view of the increased demand for coke arising from the increased production of steel worldwide, we have recently revised our production methods to further reduce the amount of coke consumed by injecting natural gas in our blast furnaces. By utilizing these new production methods and with the approved revamping of one of our coke batteries, our goal is to become self-sufficient in our coke needs based on our current crude steel capacity.

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

        Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase aluminum, zinc and tin typically from third-party domestic suppliers under one- or two-year contracts. We maintain approximately a one-week reserve of such materials at the Presidente Vargas Steelworks.

        In April 2005, we acquired a tin mine and smelter facility. This smelter was one of our main tin suppliers in 2004. We intend to increase production from 1,800 tons in 2005 to 3,800 tons in 2009, in order to achieve self-sufficiency of this raw material.

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

        Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$0.8 million.

        Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2005, the Presidente Vargas Steelworks consumed approximately 3.0 million megawatt hours of electric energy or 580 kilowatt hours per ton of crude steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 11.6% of the overall consumption of electricity in Rio de Janeiro State. Until 2000, we purchased over 95% of our electric energy needs. In order to reduce our reliance on Light (the main electricity distributor in the state of Rio de Janeiro) and to improve the reliability and price stability of our electric energy supply, we have constructed a 238-MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks and invested in the Itá and Igarapava hydroelectric facilities. In October 2000, we achieved self-sufficiency in electric energy supply, with the receipt of 238 MW from the thermoelectric co-generation power plant, 167 MW from Itá and 22 MW from Igarapava. We have not purchased energy from Light since October 2002.

        In addition to electricity, we consume natural gas, mainly in our hot-stripmill. CEGRio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobrás, the Brazilian national oil company.

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

        Until recently, Brazil's railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we have participated in the privatization of certain railway systems. See "Item 4.B.6. Investment Programs—Infrastructure Investments—Railways". We export mainly through the ports of Sepetiba and Rio de Janeiro, and import coal and coke through the Sepetiba Port, all in Rio de Janeiro State. The coal and container terminals have been operated by us since August 1997 and 1998 respectively. See "Item 4.B.7 Facilities".

6.  Investment Programs

Current Investment Program

        In January 2004, we announced the approval of investments, presently expected to be up to US$1.5 billion , which are currently being implemented. In 2005, when the project actually started, we allocated US$93.3 million in the three fronts of the expansion: mine, port and pelletizing plant. The full capacity of the project will be achieved on July 2011:

  The expansion of the annual production of the Casa de Pedra iron ore mine from approximately 16 million tons to 53 million tons in 2011.
  The expansion of the coal terminal adjacent to our Sepetiba Port facilities to enable annual exports of up to 30 million tons of iron ore.

  The construction of two pellet plants, with capacity of 3 million tons year each.

           In June 2004, we announced the approval of the construction of a facility to make cement, using the slag produced by our blast furnaces, at a cost of up to US$43 million.

           In April 2005, we purchased from Brascan Brasil Ltda. 100% of ERSA, which we anticipate will provide 100% of our tin needs by 2009, after planned investments of up to US$24 million. See "Item 4.B.1-Business Overview – Business Strategy – Mining” and “Item 4.B.5 Raw Materials and Transportation – Raw Materials and Energy Requirements”.

           In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase our steel producing capabilities.

Investments in Downstream Opportunities, New Products and Market Niches

           We have implemented our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant for supply to the construction and home appliance industry sectors, as described in “Item 4.B.7 Facilities”.

Infrastructure Investments

           We intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments are set forth in “Item 4.B.7 Facilities”.

7.  Facilities

Steel Mill

        The Presidente Vargas Steelworks, located in the city of Volta Redonda, Rio de Janeiro State, began operating in 1946. It is an integrated facility covering approximately 3.8 square km and containing five coke batteries (three of which are currently in operation), three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, which is also referred to as a BOF shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

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

        Our major operational units and corresponding effective capacities as of December 2005, including CSN LLC and Lusosider are set forth in the following chart:

EFFECTIVE CAPACITY

	Metric tons	Equipment in
	per year	operation

Process:
Coking plant	1,680,000	3 batteries
Sintering plant	6,930,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,550,000	6 mills
Galvanizing line	2,095,000	7 lines
Electrolytic tinning line	1,190,000	7 lines

        In addition, White Martins Gases Industriais S.A., one of the largest industrial chemicals manufacturers in Brazil, completed in 1996 the construction of a new captive gas production facility, with a daily capacity of 2,100 tons, located on the premises of the Presidente Vargas Steelworks. The facility is designed to supply oxygen, nitrogen and argon to our steelmaking shop. In 2005, we used 945,000 tons of oxygen to produce 5.2 million tons of crude steel.

Downstream Facilities

        In May 1998, we and Thyssen-Krupp Stahl AG, or TKS, formed a joint venture company, GalvaSud, to produce and sell galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry. The galvanizing line started producing in December 2000, and the service center, which produces pre-cut, pre-stamped and pre-welded galvanized material, started in March 2001. GalvaSud has an annual capacity of 350,000 tons. The construction of GalvaSud was financed on a project finance basis, under which we guaranteed 51% of the project finance debt. In June 2004, we acquired an additional 49% stake from TKS for US$28.5 million, becoming the sole owner of GalvaSud, and repaid GalvaSud's project finance debt, including the portion that had been guaranteed by TKS, which aggregated US$132 million.

        We built CSN Paraná, a CSN branch, to produce and supply plain and formed regular galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. Our total investment in this project was approximately US$227 million. The first part of this project – one galvanizing and one pre-painting line – started operations in September 2003. The second phase – one pickling line and one reversing cold-rolling mill – started operations in the beginning of 2004. The plant has an annual capacity of 330,000 tons of galvanized products and galvalume products, 100,000 tons of pre-painted product, which can use cold-rolled or galvanized steel as substrate, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

        As part of our strategy to expand into the tin-coated products market, in November 2002 we acquired 100% of the shares of Cia. Metalic Nordeste, or Metalic, for US$30 million. Metalic was purchased from the Steinbruch family in an arm's-length transaction. Metalic is the only two-piece steel can producer in Brazil. It has approximately 50% of the packaging market for carbonated drinks in the North and Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks. See "Item 6.A. Directors and Senior Management”.

        Within the same strategy, we acquired on June 5, through our affiliated Inal, 100% of the shares of Companhia Metalúrgica Prada, or Prada, as approved in our Extraordinary General Meeting held on April 28, 2006. Prada is the largest steel can manufacturer in Brazil and produces more than 1 billion steel cans in its four production units located in São Paulo, Santa Catarina and Minas Gerais states, on the southeast and south regions of Brazil and, accordingly, is one of our major customers of tin mill products. Currently, we are the only Brazilian producer of tin-coated products, Prada´s principal raw material. Prada has important customers in the food and chemical segments, including seeds, dairy products, lubricants, varnish, resins and other business activities.

        As part of our strategy of exploring other markets for potential expansion, in July 2001 CSN LLC purchased the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana, for approximately US$55 million and the assumption of US$19 million of debt. We also provided US$100 million for working capital and pre-paid interest. The facility has an annual production capacity of 800,000 tons of cold-rolled products and 315,000 tons of galvanized products. Construction of the facility, which cost approximately US$250 million, was completed in January 2000. CSN LLC borrowed US$175 million in order to finance the acquisition and provide anticipated working capital and interest payments for two years. In October 2003, we repaid the borrowing and acquired CSN LLC. In the future, we may integrate this facility with a hot-strip mill or secure long-term tolling arrangements. A new hot-rolling facility could require an investment of approximately US$300 million. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them converted into hot coils by American steel companies. See "Item 4.B.10 Government Regulation and Other Legal Matters— Anti-Dumping Proceedings—United States" to a discussion about anti-dumping issues on Brazilian hot coils exports to United States.

        As part of the same strategy mentioned above, in June 2003, we acquired from Banco Espírito Santo de Investimento S.A., for approximately €10.8 million, a 50% stake in Lusosider, a producer of hot-dip galvanized products and tin plate located in Seixal, near Lisbon, Portugal. Additionally, in May 2006, we entered into an agreement with Corus Group Plc, then the owner of the remaining 50% of Lusosider, to purchase the 50% that we did not own, for approximately €25 million. The conclusion of the acquisition is subject to regulatory clearance by the Portuguese Competition Authority, which is expected within 45 days of filing. Lusosider produces approximately 240,000 tons of galvanized products and 80,000 tons of tin plate annually. Its main customers include service centers, food and beverage can making and steel packaging industries.

Mines and Mineral Reserves

        We have concessions to mine iron ore, limestone, dolomite and manganese. However, at the present time, we believe it is more cost efficient to purchase manganese on the local market. As a result, we do not currently operate any of the manganese concessions.

        We have concluded an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine in Congonhas, Minas Gerais State. The study consisted of two phases. Phase one, which was completed during 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site. Currently, we are finalizing a revaluation of Casa de Pedra reserves for audit purposes.

        The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of the phase two reserve study less the run of mine (ROM) mined in years 2003, 2004 and 2005. They have been calculated in accordance with the technical definitions contained in the SEC's Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES

	Proven and Probable Reserves(1)					Mineral Deposits Resources (2) (Hematite and Itabirite)

Mine Name and Location	Ore Tonnage(3) (millions of tons)		Grade(4)	Rock Type	Recoverable Product (5) (millions of tons)	Tonnage (millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	139	212	60.4% Fe	Hematite (70%)	275	Approximately 4,000
(Congonhas, Minas Gerais)				Itabirite (30%)
	Proven+Probable

Limestone:
Bocaina	84.4		52%CaO(8)	—	84.4	N/A
(Arcos, Minas Gerais)			2%MgO(9)	—
Dolomite:
Bocaina	28.3		35%CaO(9)	—	28.3	N/A
(Arcos, Minas Gerais)			17%MgO(8)	—
	Proven+Probable (Mm3)				(tons)	Resources (Mm3)
Tin
(Itapoã do Oeste, Rondônia)	43.16			Paleo valley and shallow	25,739	97.7
_____________________________________

(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Mineral Deposits Resources includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
(6)	Proven (measured) reserves means reserves for which: (i) quantity is computed from dimensions revealed in outcrops trenches, workings or drill holes; grade and/or quality are estimated from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.
(7)	Probable (indicated) reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume between points of observation.
(8)	Minimum.
(9)	Maximum.

        We have a 100% ownership interest in each of our mines. In addition, each mine is an "open pit" mine. See the map under "Item 4.D. Property, Plant and Equipment" for the location of the mines in relation to the Presidente Vargas Steelworks.

        Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra Mine facilities located at Congonhas, Minas Gerais State, 328 km from the Presidente Vargas Steelworks. The mine equipment fleet and treatment facilities currently have an installed annual run-of-mine capacity of approximately 30 and 21.5 million tons, respectively. Assuming current levels of production and quality, we assume that our proven and probable reserves will last for at least 20 years. The current revaluation of Casa de Pedra resources will provide the necessary reserves for the mine expansion under implementation for at least 25 years (See “Item 4.B.1 Business Overview – Business Strategy – Mining”).

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

        In connection with CVRD's right of first refusal, in March 2005, we and CVRD executed a purchase and sale agreement providing for our sale to CVRD of a total of 54.7 million tons of iron ore produced in the Casa de Pedra iron ore mine over the term of the agreement which expires in 2015. The pricing terms of the agreement are subject to prices charged by CVRD to its customers in the Asian market. This agreement is the first long-term sale of iron ore anticipated from the expansion of Casa de Pedra iron ore mine and it marks the beginning of the sales of our iron ore to third parties on a large scale. Currently, the place of delivery of the iron ore and its effects on certain commercial terms are under dispute by means of an arbitration proceeding before the International Chamber of Commerce (ICC).

        Additionally, in view of certain acquisitions made by CVRD in 1995, CADE issued a decision in August 2005 according to which CVRD would have to choose between its share participation in Ferteco Mineração S.A. (Ferteco) or its rights of first refusal mentioned above. Such decision is being challenged by CVRD before the Brazilian courts.

        Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, Minas Gerais State. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe that the mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 45 years. The mining facility is located 455 km from the Presidente Vargas Steelworks.

        Tin. In April 2005, we purchased ERSA, the assets of a tin mine and smelter located in Rondônia State. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Centre. The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into a Mining Group (Grupamento Mineiro nº 131/92). The reserves provided was recognized by DNPM, Brazil´s competent authority for the reporting of ore reserves. The reserves and resources presented are “in situ”. The production in 2005 was 1.22 million cubic meters.

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

Railways

        Southeastern Railway System. We own 32.22% (20% of the voting capital) of MRS Logística S.A., or MRS, which has a concession to operate, through the year 2026, the assets of Brazil's southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais State to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Cosipa and Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais State and coke and coal from the port of Sepetiba in Rio de Janeiro State to the Presidente Vargas Steelworks and transports our exports to the ports of Sepetiba and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Sepetiba, which handles most of our steel exports. Our transport volumes represent approximately 13% of the southeastern railway system's total volume. As of December 31, 2005, US$1,510 million remained payable over the remaining 21-year life of the lease, of which US$1,336 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). While we have joint and several liability with the other principal MRS shareholders for the full payment amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

        Northeastern Railway System. In November 2003, we and the Steinbruch family increased our interests in Companhia Ferroviária do Nordeste, or CFN, which has a concession to operate for a period of 30 years the assets of Brazil's northeastern railway system, to 48.6% each from 32.40%, by purchasing all of CVRD's interest in CFN. Subsequently, we and the Steinbruch family increased our interest to 49.99% each. The northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. As of December 31, 2005, US$43 million remained payable over the remaining 21-year life of the concession, of which US$26 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). We and the Steinbruch family have joint and several liability for the full payment amount.

        Central-Eastern Railway System. In November 2003, we sold to CVRD our 11.9% interest in Ferrovia Centro-Atlântica S.A., or FCA, which has the concession to operate, through 2026, the assets of the central-eastern railway system. We also entered into a 10-year contract with FCA to transport limestone and dolomite from our mines to the Presidente Vargas Steelworks.

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

        Container Terminal. In November 2003, we increased our interest in Sepetiba Tecon S.A., or TECON, to 100%, with the purchase of CVRD's 50% interest. TECON has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Sepetiba Port. As of December 31, 2005, US$137 million of the cost of the concession remained payable over the next 21 years of the lease, of which US$61 million are treated as an off-balance item (See "Item 5.E Off-balance Sheet Arrangements"). TECON is expected to reach a nominal annual capacity of 600,000 containers by 2010. We intend to send all of our exports of steel products through this terminal. Approximately 70% of the steel products that we exported in 2005 were shipped through TECON.

        Iron Ore Terminal. Among the approved investments that we announced in January 2004 is the development and expansion of an iron ore terminal at the Sepetiba Port that will have the capacity to export annually up to 30 million tons of iron ore. The investments related to the iron ore terminal are currently being implemented.

8.  Competition

        Both the worldwide and the Brazilian steel markets are intensely competitive. The primary competitive factors in these markets include quality, price, payment terms and customer service. Moreover, continuous advances in materials sciences and resulting technologies have given rise to new products that pose competition for traditional steel products. These steel substitutes include plastics, aluminum, ceramics, glass and concrete, each one in a specific industrial segment.

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

The following table sets forth the production of crude steel by Brazilian companies:

	2003		2004		2005

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	1	7.0	1	7.3	1	6.9
CSN	2	5.3	2	5.5	2	5.2
CST(2)	3	4.8	3	5.0	3	4.8
Usiminas(3)	4	4.5	4	4.7	4	4.5
Cosipa	5	4.1	5	4.2	5	4.1
Belgo(2)	6	2.9	6	3.3	6	3.3
Others		2.5		2.9		2.8

TOTAL		31.1		32.9		31.6

___________________________
Source: Brazilian Steel Institute
(1) Gerdau is partly integrated, but the bulk of Gerdau's steel production comes from non-integrated plants.
(2) In 2005, Arcelor S.A. accomplished a shareholder restructuring of its companies in Brazil, resulting in a consolidation of its stakes on CST, Belgo and Vega do Sul in a new company called Arcelor Brasil.
(3) Since 1999, Usiminas has had a majority stake in Cosipa, and the companies acted as a group. In 2005, Cosipa was incorporated into Usiminas.

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
  CSN LLC and Lusosider, which constitute a significant sales channels for our products in United States and Europe, the world’s two principal steel markets.

        Our Brazilian competitors have recently completed construction of additional steel processing capacity in Brazil. These include Usiminas' completion in 2000 of a 400,000 ton galvanizing line and a 600,000 ton continuous annealing line, and CST's completion at the end of 2002 of a 2.0 million ton hot-strip mill. In addition, Vega do Sul, a joint venture between CST and Arcelor S.A., started a 400,000 ton galvanizing facility in July 2003, as well as an 800,000 ton cold-rolling mill.

Competitive Position — Global

        During 2005, Brazil retained its place as the largest producer of crude steel in the world, with a production output of 31.6 million tons and a 2.8% share of total world production. Brazil accounted for approximately half of total steel production in Latin America in 2005, approximately twice the size of Mexico's and approximately one-third the size of U.S. steel production. In 2004, the last year for which comparative data are available, Brazil was the eleventh largest steel exporter in the world, behind Japan, Russia, Ukraine, Germany, Belgium-Luxembourg, China, France, South Korea, Italy and Turkey, and the fourth largest net exporter after Japan, Ukraine and Russia. In 2005, Brazil's 12.5 million tons of exports of finished and semi-finished steel products accounted for approximately 3.9% of total global steel exports.

        We compete on a global basis with the world's leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin, high demand steel products such as tin mill and galvanized. We have relatively low-cost and sufficient availability of labor and energy and own high-grade iron ore reserves that more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our competitive viability in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See "Item 4.B.10. Government Regulation and Other Legal Matters — Anti-Dumping Proceedings" for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages

        Brazil's principal competitive advantages are its abundant supply of low-cost, high-grade iron ore, low-cost labor and energy resources and good quality infrastructure (principally railways and ports). Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. As a result of these advantages, Brazil has some of the lowest steel production costs in the world.

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

        Greenfield competition from new market entrants would be discouraged by existing participants' ties to sources of raw materials and well-established distribution networks. In the last years, several foreign competitors announced their intention to undertake Greenfield projects in Brazil. To date, they are still determining the feasibility of such products. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

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

        Expenditures for research and development were US$10.1 million in 2005. New products developed under our research and development program since 1997 include: Galvanew®, electrical steel (a cold-rolled steel used for electric motors), a series of high-strength, low-alloy, hot-rolled steels (used for pipes, steel structures, agricultural appliances, gas containers and automobile wheels), cold-rolled and galvanized steels (used for automobiles, construction and home appliances) special grade tin mill products for two-piece cans and for specially-shaped cans.

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

10. Government Regulation and Other Legal Matters

Environmental Regulation

        We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe that we are in substantial compliance with applicable environmental requirements.

        The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant-specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant that complement the standards and regulations of general applicability and are required to be maintained throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities have operating permits, except for the Sepetiba coal terminal, which operates under a specific environmental accord, as described below.

        We record an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We do not anticipate that costs for environmental lawsuits, to the extent not previously accrued, will have a material adverse effect on our consolidated financial position. The accrual for environmental contingencies in the amount of US$9.4 million relates mainly to penalties and lawsuits imposed on our coal mines, which have been decommissioned since 1989.

        We operate a corporate environmental department managed under an Environmental Management System ("EMS"), compliant with ISO 14001 requirements. We received the ISO 14001 Certificate for our iron ore mining operations in December 2000, and for our steelmaking units and limestone mining operations in December 2002. All certifications have been periodically renewed.

        Since privatization, we have invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were US$51.0 million in 2003, US$54.4 million in 2004 and US$94.1 million in 2005. Of the US$94.1 million spent in 2005, capital expenditures constituted US$27.2 million and environmental maintenance and operating costs constituted US$66.9 million.

        We signed an accord relating to environmental matters at the Presidente Vargas Steelworks in September 1994 with Fundação Estadual de Engenharia do Meio-Ambiente (environmental protection agency of the State of Rio de Janeiro or “FEEMA”), which was amended in January 1996, December 1998 and January 2000 (the “FEEMA Accord”), respectively. Under the last amendment of the FEEMA Accord we have been obligated to make expenditures aggregating US$101 million over three years, on 130 items which included environmental technology and construction of new equipment to control soil, air and water pollution. We have also agreed to spend US$7.9 million to build sanitation facilities to benefit the Volta Redonda community (the “Compensatory Measures”).

        The FEEMA Accord was considered completed by the Rio de Janeiro State Environmental Authority in May 2003. Between July and October 2003 all operation permits of Presidente Vargas Steelworks were recovered and remain valid for 5 years. By then we had invested under the FEEMA Accord an aggregate of US$125.4 million, completing all 130 items, and spent US$6.2 million on new infrastructure and community services.

        As a result of these expenditures and our continuing compliance with the FEEMA Accord, one third, or approximately US$4.9 million, of the environmental fines on the Presidente Vargas Steelworks have been dismissed as of December 2003. During 2004, the procedure to dismiss the remaining two thirds of these environmental fines was suspended, but the procedure recommenced in 2005. We believe that these remaining fines will eventually be dismissed.

        From 2002 to 2004, as a consequence of the FEEMA Accord, soil investigations were made in the neighboring areas of Presidente Vargas Steelworks. These areas had received landfills of solid waste from operations. The survey identified two areas of land that require environmental remediation. The clean-up activities are expected to be concluded through the end of 2010. Current survey activities costs have been included in our operational costs. Nevertheless the total costs for the complete remediation cannot be reasonably estimated at this point.

        We also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks, with the City of Volta Redonda, in January 1995 (the “January 1995 Accord”). The program’s main objective is to compensate the City of Volta Redonda for environmental damages allegedly caused by the Presidente Vargas Steelworks. This program, requiring total expenditures of US$5.6 million (figures as of 1995), has been suspended since 2000 as a result of an appeal by the state public attorney’s office requesting for the reconsideration of the US$5.6 million amount originally agreed upon by the parties at the January 1995 Accord. Due to the current inability of establishing the specific amount actually due, we have not made any provisions in connection with the January 1995 Accord, and it is still awaiting a court’s final decision.

        On November 30, 2001, we entered into a commitment, which is similar to the January 2000 amendment to the FEEMA Accord, with SEMADS - Rio de Janeiro State, Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which we undertook to bring the TECAR into compliance with applicable environmental laws and regulations by May 31, 2004. We have been unable to meet the deadline due to, among other things, a storm-related accident, and we have requested an extension of the deadline. An amendment to this “SEMADS Accord” was signed on May 28, 2004, and extends the deadline for completion up to December 2006. In agreement to the SEMADS Accord, we have already installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the original SEMADS Accord was approximately US$1.6 million and the additional obligations amounted to approximately US$1.8 million. Remaining expenditures of US$ 0.8 million have been accounted in our investment budgeting.

        Prior to 1990, we operated coal mining facilities in the Santa Catarina State. As a part of these operations, we and other companies used waste ponds as well as landfills for sulfur containing solid wastes. The state environmental authority has been requiring 11 mining companies – ourselves among them – and the Federal Government to take environmental corrective actions to restore the waste ponds and landfill areas. We have developed and begun to implement a restoration plan, set forth in 13 consent orders (Termo de Ajustamento de Conduta) signed with the Santa Catarina State Environmental Authority, with a total projected remaining cost, for the next 15 years, of US$9.4 million, which have been fully provided for. The aggregate expenditures on this remediation plan, in the last three years, have amounted to US$ 0.8 million in 2003, US$1.4 million in 2004 and US$ 1.9 million in 2005.

        In April 2005, we purchased ERSA, the assets of a tin mine and smelter located in the Rondonia State. An environmental due diligence was conducted at the ERSA sites. Environmental liabilities were found and quantified at those sites. CESBRA/BRASCAN, the former owner of ERSA, has agreed, under the Contract on Environmental Obligations, signed by us and CESBRA/BRASCAN in April 2005, to reimburse CSN for all environmental liabilities resulting from events occurred before the acquisition date. In addition, CESBRA/BRASCAN has the option to run the remediation program at the decommissioned mine quarries, that account for more than 70% of the identified liabilities, by themselves. We understand that we need not make provisions against these liabilities since the actual costs are to be incurred exclusively by the former owner.

Tax Matters

        In October 2003, the Brazilian tax authorities assessed R$242 million in taxes against us for capital gains from the sale of our interest in Light in 2001. The assessment is currently being discussed with the administrative authorities. We have received an opinion from our external counsel that we have a strong chance of reaching a favorable decision, being classified as a remote loss probability and, accordingly, we have not made any provisions with respect to this assessment.

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

Antitrust Regulation

        We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law 8884/94 (º Lei de Defesa da Concorrênciaº ,º or º Competition Defense Lawº ), the Secretaria de Direito Econômico of Brazil's Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the Conselho Administrativo de Defesa Econômica – CADE determines companies have acted collusively to raise prices, CADE has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public works projects. In addition, CADE has the authority to disallow mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

        Following an investigation begun in 1997, the Secretaria de Direito Econômico, acting under its authority described above, indicated that there are grounds to believe that we, Usiminas and Cosipa acted collusively in violation of Brazilian antitrust law in raising prices of hot-rolled and cold-rolled steel products in April 1997. The case was referred to CADE for a final decision. In 1999, CADE ordered the three companies to pay a fine equivalent to 1% of their gross revenues for 1996. We have challenged CADE's decision in a judicial proceeding, and payment of the fine has been stayed pending the outcome of this proceeding. According to our external counsel, we do not expect any losses arising from this dispute and, accordingly, we have not made any provision therefor.

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

        United States

        Anti-dumping (AD) and Countervailing Duties (CVD). In September 1998, U.S. authorities initiated AD and CVD investigations on hot-rolled steel sheet and coils imported from Brazil and other countries. In February 1999, the U.S. Department of Commerce (DOC) reached a preliminary determination on the AD and CDV margins. Our preliminary margins were determined as follows: AD, 50.7%, and CVD, 6.6% . In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the AD investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subjected to quarterly review by the DOC. In February 2002, the U.S. government terminated the AD suspension agreement, reinstating the AD margin of 41.27% . Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the CVD investigation which fixed a limit to the export of hot-rolled sheets and coils from Brazil of 295,000 tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, the CVD of 6.35% became effective in September 2004, to be applied to the imports of hot-rolled products. In April 2004, we requested the DOC to conduct an administrative review of the AD investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of "zero" margin of dumping from the DOC. In October 2005 the final determination was issued and the "zero" margin of dumping from the DOC was confirmed as final, which was rescinded in February 15, 2006, by the DOC as a result of Petitioner’s withdrawal of its requests.

        Simultaneously to the administrative review, we participated in an anti-dumping and CVD expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the International Trade Commission and the DOC, through the Import Administration-I.A. It was initiated in May 2004 and in April 2005 the determination was to retain the AD and CVD orders in effect.

        Canada

        Hot-Rolled. In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, with the imposition of an anti-dumping tax of 26.3% with minimum prices to be observed. In August 2002 the Canada Border and Services Agency (CBSA) initiated a revision of the values previously established and, in March 2003, the revised values were issued. These values were adjusted whenever there was an adjustment of the domestic prices. In February 2005, the CBSA initiated a reinvestigation of hot-rolled sheets and coils. We are not participating in this investigation, which means that its we will not have minimum prices determined specifically for us, and we will be subjected to the anti-dumping duty imposed on Brazil in general.

        In December 2005, the Canadian International Trade Tribunal – CITT initiated an expiry review of hot-rolled products, in which we are participating. The final determination is expected by August 2006.

        Argentina

        Hot-Rolled. In October 1998, Argentina commenced an anti-dumping investigation of hot-rolled products from Brazil, Russia and Ukraine. In April 1999, the Argentinean government applied a provisional anti-dumping order on Brazilian imports fixing a minimum price of US$410 per ton FOB (free on board), for four months ending in August 1999.

        In December 1999, the Argentine government accepted a suspension agreement of the AD measures providing for quotas of 36,000 tons for the first year, 38,000 tons for the second and 39,000 tons for the third, fourth and fifth years, and minimum prices from US$325 to US$365 per ton CFR FO (cost, insurance and freight, free out) subject to quarterly adjustments based on the publication of the National Institute of Statistics and Census (INDEC).

        In December 2004, exporters were notified of the revision of Resolution no. 1420/1999 from the Economic, Work and Public Services Ministry of Argentina relating to the export of Brazilian hot-rolled products. In January 2005, an expiry review of the AD process was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentinean government, which is under negotiation.

        Cold-Rolled. A cold-rolled AD investigation was initiated against Brazil in September 1999. In January 2000, a suspension agreement established quotas of 36,000 tons for the first year, 38,000 tons for the second year and 39,000 tons for the third, fourth and fifth years and a minimum price of US$457 per ton CIF (cost, insurance and freight), subject to quarterly adjustments based on the publications of the INDEC.

        In January 2001, the government of Argentina accepted the suspension agreement, maintaining the quotas and renegotiating the minimum price to US$420 per ton CIF (cost, insurance and freight) for five years subject to quarterly updates.

        This agreement expired in January 2006 and, in March 2006, the Economy and Production Ministry of Argentina initiated the expiry review of the investigation.

11. Employees and Labor Matters

        As of December 31, 2005, we had 10,652 employees, of whom approximately3,300 were members of the steelworkers' union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, national union. The CUT national union has been a long-time political ally of the Partido dos Trabalhadores. We have collective bargaining agreements, renewable annually each May 1.

        We are the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS's assets, CBS has substantial unfunded projected benefit obligations. Our unfunded pension benefits obligations totaled US$234 million as of December 31, 2005. The amount of the unfunded pension benefits obligations is affected by, among other things, fluctuations in the value of CBS's assets, which aggregated US$639 million as of December 31, 2005, 39% of which was attributable to our common shares held by CBS. See Note 16 to our consolidated financial statements contained in Item 18. Financial Statements.

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

12. Overview of World Steel Industry

        The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 65% of worldwide crude steel production in 2005, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 35% of worldwide crude steel production in 2005, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquetted iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

        Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1990 through 2003, total global crude steel production ranged between approximately 770 million and 969 million tons per year. In 2004, it reached 1.07 billion tons, a 10.1% increase compared to 2003. In 2005, it reached 1.13 billion tons, a 6.1% increase compared to 2004. According to the International Iron and Steel Institute (“IISI”), global steel demand is expected to reach 1.05 billion tons in 2006, a 5.2% increase from 2005.

        Developing economies, such as China, while increasing their own production capacity, have been major steel importers over the past decade. Although South East Asia's and Japan's apparent steel consumption (which is a country's domestic sales plus imports) was reduced by the economic crisis begun in late 1997, this region has shown a recovery since 2000, especially in China, which showed a 13.2% increase in 2003 a 10.3% increase in 2004 and a 10.3% increase in 2005.

        Brazil, with its large steel production capacity and tradition as a global exporter, has consistently exported a substantial portion of its production. Brazil's sales of steel products aggregated 29.3. million tons in 2004 and 28.0 million tons in 2005, which exceeded domestic demand of 17.8 million tons and 16.1 million tons by 11.5 million and 11.9 million tons, respectively.

        Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards enlarging its capacity to produce value-

added products. Brazil's exports of semi-finished steel products aggregated 6.3 million tons in 2004 and 6.0 million tons in 2005, which represented 53% and 48% of total steel exports for both periods, respectively.

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

Domestic Demand

        Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with gross domestic product, or GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 101 kilograms in 2005, which is low when compared to developed country levels such as the United States, which was 344 kilograms, and the European Union, which was 305 kilograms in 2005.

        In 2004, mainly driven by the export market, GDP grew 4.9%, its largest increase in ten years. In 2005, despite a good global conjuncture, the Brazilian economy exhibited a modest growth of 2.3% . From 2004 to 2005, total domestic steel sales decreased 9.6%, from 17.8 to 16.1 million tons. Sales of flat steel products decreased 9.3% in 2005, from 10.8 to 9.8 million tons.

        In 2004, supported by the export market and also a strong domestic demand, industrial production grew 8.3%, the biggest annual increase in 18 years. In 2005, domestic demand was not so strong as in 2004, therefore industrial production slowed its growth to a rate of 3.6% .

        The Brazilian flat steel sector is shifting production to the higher value-added consumer durables sector, which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current government administration. The consumer durable goods sector increased by 20.5% in 2000, as the economy improved, but as a result of the energy crisis in Brazil, the consumer durable goods sector showed some recovery only in 2002 with an increase of 2.7% but contracted by 0.5% in 2003. In 2004 the consumer durable goods sector increased 21.8% after three years of showing quite modest growth rates. In 2005, despite an easing of overall economy growth, the consumer durable goods sector exhibited a 12.2% growth.

        Over the past years, significant investments were made by General Motors, Ford and Volkswagen, automobile manufacturers already in Brazil. In addition, Renault, Honda, Daimler-Chrysler, Audi and Peugeot/Citroen built new facilities in Brazil. In 2004, 2.3 million vehicles were produced. During 2005, a total of 2.5 million vehicles were produced in Brazil, a 9.1% increase compared to 2004.

Market Participants

        According to IBS’ associated companies, Brazilian steel industry is composed of 13 producers, with an installed annual capacity of approximately 36 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For the production by the largest Brazilian steel companies during the last three years, see "Item 4.B.8 Competition—Competition in the Brazilian Steel Industry".

Capacity Utilization

        The Brazilian steel industry operated at approximately 88% of nominal crude steel capacity during 2005. Total Brazilian nominal capacity in 2005 was estimated at 36 million tons.

Exports/Imports

        In 2005, Brazilian steel exports were 12.5 million tons, representing 44% of total Brazilian steel sales (domestic plus exports), accounting for US$6.5 billion in export earnings for Brazil in 2005. In 2005, Brazil was the ninth largest steel exporter in the world. See "Item 4.B.8. Competition — Competitive Position — Global". Brazil is a negligible importer of foreign steel products. Steel imports were 756,000 tons, or 4.5% of apparent domestic consumption in 2005. According to the Brazilian Steel Institute, domestic apparent consumption equals domestic sales plus imports. In 2005, Brazil had a steel trade surplus of US$5.6 billion and an overall trade surplus of US$28.1 billion.

        Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry's supply-demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2005, supply totaled 28.5 million tons, compared to apparent consumption of 16.8 million tons.

        Brazil enjoys a diversified steel export market. In 2005, export sales were made to over 120 countries. North America and Asia were Brazil's main export markets, accounting for 23% and 31%, respectively, of all Brazilian steel exports in such year. United States was the main destination representing 19% of the total exports. The European Union was responsible for 12% of the Brazilian steel exports. The next nine largest markets, taken together, accounted for 30% of Brazil's 2005 steel exports. ''See also "Item 4.B.8—Competition".

C.  Organizational Structure

        We do business directly and through subsidiaries. None of our subsidiaries is significant as defined under Regulation S-X.

D.  Property, Plant and Equipment

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

        The following map shows the locations of the Presidente Vargas Steelworks, the CSN Paraná, INAL, INAL Nordeste, GalvaSud, Metalic, Lusosider, ERSA and CSN LLC facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Item 4A. Unresolved Staff Comments

        The SEC has advised us that it has reviewed our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2004 (the "2004 Form 20-F") and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 included therein, filed with the SEC on April 27, 2006. Based on its review of this document, the SEC provided us with comments and questions. The unresolved staff comments are related to the accounting treatment of (i) our accruals for disputed taxes payable that relates to certain tax liabilities for which we are disputing payment and the using certain tax credits to offset such tax liabilities; and (ii) the proposed dividends. Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F with respect to those or other issues. The company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

Item 5.  Operating and Financial Review and Prospects

        The following discussion should be read in conjunction with our consolidated financial statements included in "Item 18. Financial Statements". Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in their Note 2(a).

Critical Accounting Policies

        In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

        The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Valuation of long-lived assets

        Under U.S. GAAP, in accordance with SFAS nº144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

        A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property, plant and equipment.

Depreciation and Amortization

        Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. We describe the depreciation rates we apply to our property, plant and equipment in Note 12 to our audited consolidated financial statements The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in depreciation rate existing at December 31, 2005. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$23 million in the year of the change.

Financial instruments

        With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

        For our defined-benefit plans we calculate our funding obligations based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pension costs and the amounts we record as pension costs in results of operations.

Deferred taxes

        We compute and pay income taxes based on results of operations determined under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if, under U.S. GAAP, it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. A change in the assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance being charged to income. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase of our effective tax rate and a material adverse impact on operating results.

Contingencies and disputed taxes

        We record accruals provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe that these contingencies are properly recognized in our financial statements. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits, which we do not recognize in our financial statements until the gain contingency has been resolved. When we use contingent tax credits or benefits based on favorable court decisions that are still subject to appeal to offset current tax obligations, we establish an accrual equal to the amount used and maintain the accrual until a final decision on those contingent tax credits or benefits is rendered. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

A.  Operating Results

1.  Overview

The primary factors affecting our results of operations include:

  the cyclical dynamics of supply and demand for steel products both inside and outside Brazil, including the prices for such products;
  the mix of products sold by us (between domestic and export sales and between lower value-added and higher value-added products);

  our production costs; and
  Brazilian economic conditions generally, including changes in the real exchange rate against other currencies, particularly the U.S. dollar.

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

        Historically, export prices and margins have been lower than domestic prices and margins, because of the logistics costs, taxes and tariffs. The portion of production that is exported is affected by domestic demand, exchange rate fluctuations and the prices that can be charged in the international markets.

        The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2003	2004	2005

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production	21,090	23,368	22,579
Apparent Consumption	15,955	18,316	16,806
Hot-Rolled Coils and Sheets
Production	4,176	4,230	4,249
Apparent Consumption	2,926	2,971	2,600
Cold-Rolled Coils and Sheets
Production	2,812	3,208	3,206
Apparent Consumption	2,202	2,610	2,253
Galvanized Sheets
Production	1,751	2,193	1,883
Apparent Consumption	1,457	1,706	1,540
Tin Mill
Production	1,046	973	741
Apparent Consumption	665	677	504
Global Market (in millions of tons)
Crude Steel Production	951	1,035	1,132
Demand	864	957	1,013
________________________________________
(1) Does not include heavy and coiled plates.
Source: Brazilian Steel Institute and IISI

        Product Mix and Prices. We have a strategy of maintaining production at full capacity in order to spread fixed costs over a higher volume of products and to maintain flexibility. This allows us to change our product mix in response to changes in domestic and export demand brought about by domestic and international macroeconomic conditions. As a result of this strategy, production levels are maintained, notwithstanding a decrease in domestic demand. This strategy could, therefore, in any particular period, cause the percentage of sales attributable to export sales to increase and the percentage attributable to domestic sales to decrease. As discussed below, the percentage of sales made in domestic and export markets will impact revenues expressed in U.S. dollars. See “Item 5.A - Impact of variations in Real-Dollar Exchange Rate and Inflation”

        We also have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized products. Galvanized products are directed at the automotive, construction and home appliance industries. Similar to its impact on the percentage of domestic sales, the full production strategy could, therefore, in any particular period, cause the percentage of sales attributable to coated products to decrease. In addition, the increased production capacity coming on stream could have a similar impact, because increased capacity results in an increase in slabs and hot-rolled products production before the production of downstream coated products increases.

Sales Volume and Net Revenues by Steel Products and Markets

        The following table sets forth our steel product sales volume and net revenues by products and markets.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(In thousands of metric tons)			(In percentages)
Domestic Sales
Slabs	68	57	46	2	2	2	1	1	1
Hot-rolled	1,081	1,142	1,037	35	34	36	21	24	22
Cold-rolled	696	648	399	23	20	14	13	14	8
Galvanized	559	783	726	18	24	25	11	17	15
Tin Mill	662	668	667	22	20	23	13	14	14

Sub-total	3,066	3,298	2,875	100	100	100	59	70	60

Export sales
Slabs	382	44	86	18	3	4	7	1	2
Hot-rolled	801	512	717	37	37	37	15	11	15
Cold-rolled	130	96	237	6	7	12	2	2	5
Galvanized	472	455	593	22	33	30	9	10	12
Tin Mill	364	276	312	17	20	16	7	6	6

Sub-total	2,149	1,383	1,945	100	100	100	41	30	40

Total	5,215	4,681	4,820				100	100	100

Total Sales
Slabs	450	101	132				9	2	3
Hot-rolled	1,882	1,654	1,754				36	35	36
Cold-rolled	826	744	636				16	16	13
Galvanized	1,031	1,238	1,319				20	26	27
Tin Mill	1,026	944	979				20	20	20

Total	5,215	4,681	4,820				100	100	100

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(In millions of US$)			(In percentages)
Domestic Sales
Slabs	12	15	14	1	1	1	1	1	-
Hot-rolled	378	543	693	28	28	29	16	19	19
Cold-rolled	273	372	313	20	19	13	11	13	9
Galvanized	311	535	661	23	27	28	13	19	19
Tin Mill	376	482	669	28	25	28	16	17	19

Sub-total	1,350	1,947	2,350	100	100	100	56	68	66

Export sales
Slabs	126	22	18	12	2	1	5	1	1
Hot-rolled	286	272	327	27	29	27	12	9	9
Cold-rolled	64	72	125	6	8	10	3	3	4
Galvanized	276	362	463	26	39	38	12	13	13
Tin Mill	290	202	275	28	22	23	12	7	8

Sub-total	1,042	930	1,208	100	100	100	44	32	34

Total	2,392	2,877	3,558				100	100	100

Total Sales
Slabs	138	37	32				6	1	1
Hot-rolled	664	815	1,020				28	28	29
Cold-rolled	337	444	438				14	15	12
Galvanized	587	897	1,124				25	31	32
Tin Mill	666	684	944				28	24	27

Total	2,392	2,877	3,558				100	100	100

(1) Net operating revenues do not include revenues from non-steel products, principally by-products, services and electric energy (2003 – US$156 million; 2004 – US$207 million; 2005 – US$247 million). The net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Impact of Variations in Real-Dollar Exchange Rate and Inflation

        Our Financial Statements in this annual report are expressed in U.S. dollars. Our export revenues are denominated in U.S. dollars. Our domestic revenues are denominated in reais (although domestic sales prices reflect international prices with a time lag of several months).

        A significant portion of our cost of products sold are commoditized raw materials, the prices for which are denominated in U.S. dollars. The balance of our cost of products sold and our cash operating expenses (i.e., operating expenses other than depreciation and amortization) are denominated in reais.

        Appreciation of the U.S. dollar against the real has the following effects on our results of operations expressed in U.S. dollars:

  Domestic revenues (unless increased by inflation, as discussed below) tend to be lower (in comparison with prior years) and to the extent we sell more products than usual in the domestic as opposed to the export markets, this effect is magnified.
  The impact of reais-denominated costs of products sold and operating costs tend to be lower.
  Non-operating expenses are increased to the extent the exposure to dollar-denominated debt is not protected.

        Appreciation of the real against the U.S. dollar has the following effects on our results of operations expressed in dollars:

  Domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the extent that we have sold more products than usual in the domestic markets.
  The impact of reais-denominated costs of products sold and operating costs tends to be higher.
  Non-operating income is higher to the extent the exposure to dollar-denominated debt has not been protected.

        Inflation also affects our results of operations. Our real-denominated costs of products sold and operating costs tend to increase with inflation in Brazil because suppliers and service providers generally increase prices to reflect inflation. As expressed in U.S. dollars, however, these increases historically have been offset at least in part by the effect of devaluation of the real against the U.S. dollar. If the rate of inflation increases more rapidly than the rate of devaluation, then, as expressed in U.S. dollars, operating expenses increase. If the rate of devaluation exceeds the rate of inflation, then, as expressed in U.S. dollars, our operating expenses decrease. Inflation also affects our monetary assets and liabilities denominated in reais. Some financial instruments denominated in reais are indexed for inflation. For the three years ending December 31, 2005, inflation has not had a material impact on our results of operations.

        The impact during the three years ending December 31, 2005 of fluctuations in the real exchange rate against other currencies on our results of operations can be seen in the "foreign exchange and monetary gain (loss), net" line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we engage, from time to time, in derivative transactions, including currency swap and foreign currency option agreements. The appreciation of the real against the U.S. dollar during 2004 and 2005 affected our net results because the positive effects of such appreciation were not entirely offset by losses on derivative transactions.

2.  Results of Operations

        For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the three years in the period ended December 31, 2005 and the percentage change in each of these items from 2003 to 2004 and from 2004 to 2005:

	Year Ended December 31,			Increase (Decrease)

	2003(1)	2004	2005	2004/2003	2005/2004

	%	%	%	%	%
Operating revenues
Domestic sales	72.3	93.9	90.6	57.1	19.1
Export sales	42.3	32.7	32.2	(6.4)	21.4
	114.6	126.6	122.8	33.7	19.7
Sales Taxes	(12.6)	(23.8)	(21.8)	128.3	12.8
Discounts, returns and allowances	(2.0)	(2.7)	(1.0)	68.0	(53.6)
Net operating revenues	100.0	100.0	100.0	21.0	23.4
Cost of products sold	57.2	45.6	48.3	(3.4)	30.6
Gross profit	42.8	54.4	51.7	53.7	17.4
Operating expenses
Selling	6.9	5.1	4.9	(11.4)	19.2
General and administrative	3.8	3.5	2.8	13.5	(0.9)
Others	2.9	1.6	0.7	(32.4)	(44.0)
Operating income	29.2	44.2	43.3	82.8	20.9
Non-operating income (expenses), net
Financial income (expenses), net	(22.1)	(16.5)	(14.5)	(9.6)	7.8
Foreign exchange and monetary gain (loss), net	12.8	5.0	4.8	(52.9)	19.6
Others, net	0.5	(0.2)	0.1	(142.9)	(150.0)
Income before income taxes and equity in results of
affiliated companies	20.4	32.4	33.7	92.1	28.3
Income taxes expense (benefit)	2.5	9.4	11.2	354.7	46.7
Current	6.0	9.4	12.2	90.1	58.5
Deferred	(3.5)	0.1	(0.8)	(102.3)	(1,650.0)

Equity in results of affiliated companies	0.4	1.7	1.2	466.7	(7.8)
Net income	18.2	24.6	23.7	63.2	18.8

____________________
(1) As Restated (see Financial Statements note 26)

2005 Compared to 2004

Operating Revenues

        The performance of the global steel market in 2005 was determined by two main factors: high inventories, which had been building up since the second half of 2004, and weaker-than-normal demand.

        Given less buoyant final demand and overstocked service centers, demand for flat steel suffered, triggering a slide in international prices during the first half of 2005. In an unprecedented reaction, steel companies decided to cut back production to align output with the new scenario, thereby avoiding a further price slump. Prices only began to recover at the end of the third quarter, when inventories had fallen back to normal levels and final demand was beginning to pick up again, particularly in the United States steel markets.

        On the domestic front, annual flat-steel demand fell 9% over the year before, mainly due to dwindling demand from the distribution and civil construction industries, which fell by 20% and 9% respectively. Although demand from the auto and packaging industrial segments edged up by 3% and 1% respectively, this was insufficient to offset the decline in the other two sectors. On the other hand, Brazilian steel market prices increased in 2005, compared on an average basis to 2004. The domestic market improvement was chiefly due to the fact that prices in 2004 took some time to react to the international upturn, only doing so at the end of the third quarter. This low comparative base, together with relative domestic price stability throughout 2005, explains the increase.

        Regarding our results, total sales volume increased 3.0% from 4.68 million tons in 2004 to 4.82 million in 2005. The decline of 423,000 tons in domestic sales, compared to 2004, was more than offset by the 562,000 tons increase in export sales. Thus, in 2005 a greater proportion of sales was made into the export market (40% of total sales volume) than in 2004 (30%). This increase resulted from weaker than expected flat steel demand in Brazil, reflecting unimpressive overall growth in the economy, as discussed above.

        In contrast, steel prices, when measured in U.S. dollars, increased significantly. Domestic steel prices increased 38% on average, more than offsetting an 8% decline in export prices, with the result that average steel prices charged in 2005 were 20% higher than in 2004. Measured in reais, steel prices charged to domestic customers increased 15%, while steel prices charged to international customers decreased 23%. The net effect was that total average prices remained flat.

        As a result of the combined effect of price and volume increases and exchange rate appreciation, we recorded operating revenue of US$4,673 million in 2005, 20% (or US$770 million) higher than previous year operating revenue of US$3,903 million. In the domestic market, operating revenues increased by 19% to US$3,449 million in 2005, from US$2,895 million in 2004, as higher local average prices and the strengthening of the real more than offset the decrease in volume. In the export market, operating revenues increased 21% to US$1,224 million in 2005, from US$1,008 million in 2004, with higher volumes more than compensating for the decline in prices.

Net Operating Revenues

        Net operating revenues increased by 23% to US$3,805 in 2005, from US$3,084 million in 2004, mainly due to the 20% increase in operating revenues, whereas sales deductions experienced an increase of 6.0% . Sales deductions, as a percentage of operating revenues, were 21.0% in 2004 and 18.6% in 2005, because revenues derived from exports, which are exempted from value added taxes such as IPI and ICMS, as well as PIS and COFINS contributions, increased its share to 26.2% in 2005 from 25.8% in 2004.

Cost of Goods Sold and Production Costs

        Cost of goods sold increased by 31% to US$1,837 million in 2005, from US$1,407 million in 2004, as a result of the higher sales volume, the strengthening of the real and changes in production cost which are further explained below. Measured in reais, the cost of goods sold increased only 9%.

        Production cost totaled US$1,831 million in 2005, which means an increase of US$369 million, or 25%, over the 2004 result. Expressed in reais, this increase is only 3%. As parent company production cost is a proxy to the cost of goods sold, we can analyze the changes in cost of goods sold going through the variations occurred in the production cost.

        The following table sets forth for the parent company the production cost, the production cost per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some metals (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are mostly denominated in reais. The devaluation of the real causes U.S. dollar-denominated or -linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real-denominated production costs to increase as a percentage of total production costs.

	Year Ended December, 31

	2003			2004			2005

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	45,665	8.68	4.4	52,533	9.58	3.6	72,551	14.03	4.0
Coal	180,566	34.30	17.3	258,879	47.23	17.7	387,514	74.92	21.2
Coke	82,667	15.70	7.9	259,318	47.31	17.7	224,530	43.41	12.3
Metals	60,658	11.52	5.8	28,215	5.15	1.9	4,501	0.87	0.2
Outsourced Hot Coils	75,242	14.29	7.2	111,923	20.42	7.7	119,177	23.04	6.5
Other(1)	77,391	14.70	7.4	113,213	20.66	7.7	148,418	28.70	8.1
	522,188	99.20	49.9	824,081	150.35	56.4	956,690	184.97	52.3

Energy/Fuel	118,707	22.55	11.3	159,631	29.12	10.9	191,568	37.04	10.5
Labor	124,732	23.70	11.9	106,566	19.44	7.3	157,899	30.53	8.6
Services and Maintenance	115,389	21.92	11.0	166,993	30.47	11.4	256,965	49.68	14.0
Tools and Supplies	62,627	11.90	6.0	77,683	14.17	5.3	105,272	20.35	5.7
Depreciation	87,992	16.72	8.4	111,765	20.39	7.6	142,219	27.50	7.8
Others	14,374	2.73	1.4	15,674	2.86	1.1	20,313	3.93	1.1

	1,046,010	198.71	100.0	1,462,392	266.81	100.0	1,830,925	354.00	100.0

        As shown in the table above, all cost items showed an increase in 2005, with emphasis on raw materials, which increased by US$133 million, and services and maintenance, which increased by US$90 million. Under raw materials, the increases were a) US$20 million in iron ore cost, reflecting the approximately 70% price increase in 2005, b) US$129 million in coking coal, explained by the 50% price increase, c) US$7 million in metals (zinc, aluminum and tin) as a result of higher international prices for each of these materials, and d) US$35 million in other raw materials. On other hand, these increased costs were partially offset by reductions of e) US$35 million of purchased coke, due to both lower prices of coke and lower usage as we adapted our blast furnaces to use natural gas; and f) US$24 million of outsourced hot coils, given that we almost ceased to use hot coils from third parties in 2005.

        Regarding the other items, there is a huge difference on variations measured in reais and U.S. dollars, because a large proportion of these costs are reais-denominated. Thus a) labor costs increased by 48% measured in U.S. dollars and 8% expressed in reais, reflecting the wage increases in May (see “Selling, General and Administrative Expenses” below), b) services and maintenance showed changes of 54% and 26%, measured in both currencies respectively, mainly due to more maintenance activities accomplished during the year, c) tools and supplies increased 36% and 12%, respectively, reflecting increases on several miscellaneous items, and finally d) depreciation showed a positive change of US$17 million.

Gross Profit

        Gross profit increased by 17% to US$1,968 million in 2005, from US$1,677 million in 2004, due to an increase of US$721 million of net operating revenues which was only partially offset by an increase of US$430 million in cost of goods sold. Even though we had a higher gross profit in 2005 as compared to 2004, our gross margin decreased from 54.4% to 51.7% as the percentage increase in net operating revenues was smaller than the percentage increase in cost of goods sold.

Selling, General, and Administrative Expenses

        In 2005, we recorded selling, general and administrative expenses of US$294 million, a 11% increase over the US$265 million reported in 2004. Expressed in reais, these expenses showed an 8% decline.

        Selling expenses increased by US$30 million, or 19%, due to appreciation of the real and the increase in export volumes and related freight costs. However, as a percentage of net operating revenues, it remained stable: 5.1% in

2004 and 4.9% in 2005. Additionally, when measured in reais, these expenses remained virtually flat, showing a slight decrease of 0.8% .

        General and administrative expenses remained stable in 2005 as compared to 2004, recording a 0.9% or US$1 million decrease. When expressed in reais, these expenses showed a decrease of 18%, despite wage increases reflecting annual negotiations under our collective bargaining agreement.

Other Income (Expenses)

        Other expenses was US$28 million in 2005 as compared to US$50 million in 2004, a US$22 million decrease mainly due to a reversal of provisions, motivated by the revision of the likelihood of success in many judicial disputes made by our internal and external legal advisors, as well as due to recent favorable track record on related disputes, for labor and civil contingencies in the amount of US$61 million which had been accrued in 2004, partially offset by a US$13 million accrual of tax contingencies and US$10 million of environmental remediation costs in Santa Catarina. (See Note 18 – to the Company’s Financial Statements Commitments and Contingencies). While the decline in dollars was 44%, measured in reais, other income (expenses) declined by 53%.

Operating Income

        Our operating income increased by US$284 million, or 21%, to US$1,646 million in 2005, from US$1,362 million in 2004. This increase was essentially related to the increase of US$291 million in gross profit, which was partially offset by the US$7 million higher selling, general and administrative expenses and other income (expenses).

Non-operating Expenses (Income), Net

        In 2005, our non-operating expenses, net were stable as compared to 2004 with a decrease of US$1 million (or 0.3%) to US$364 million, from US$363 million in 2004.

        The foreign exchange and monetary gain (loss), net line-item is mainly impacted by the variation in the value of the real against the U.S. dollar and its impact on our U.S. dollar denominated gross debt, on denominated cash, cash equivalents and short term investments, on equity investments in offshore subsidiaries and on trade accounts receivable. The US$30 million increase in foreign exchange and monetary gains in 2005 was mainly due to the further appreciation of the real (12% in 2005 versus 8% in 2004) and to our higher US dollar denominated gross debt, which increased to US$ 2,886 million from US$ 2,362 million. As a percentage of total debt, the debt denominated in foreign currencies was 88% in 2005 against 85% in 2004.The financial income (expenses), net line comprises following sub-items: a) derivatives; b) interest income; c) interest expense, and d) other financial income (expenses). In the following paragraphs, we provide detailed explanation on each of them.

        We use currency derivatives instruments to offset the impact of foreign exchange variation on the foreign exchange and monetary gain (loss), net accounting line. The net result of currency derivative transactions was a expense of US$296 million in 2005, a marginally poorer result (US$5 million) compared to the expenses of US$291 million in 2004. Our equity swap transactions yielded US$51 million in 2005 and US$57 million in 2004. Therefore, the total loss on derivatives was US$245 million in 2005 and US$234 million in 2005. Our equity swap transactions mainly are intended to enhance the return of our financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed-income assets.

        We reported interest income of US$153 million in 2005, versus US$78 million in 2004, mainly due to higher cash, cash equivalents and short-term investments, from US$1,113 million in 2004 to US$1,582 million in 2005, and higher short-term interest rates in the United States.

        We had interest expenses of US$407 million in 2005, compared to US$280 million in 2004, as a result of the increase in our gross debt from US$2,844 million in 2004 to US$3,365 million in 2005. As most of our foreign (non-Brazilian real-denominated) debt carries fixed interest rates, interest rate increases generally do not impact our interest expenses.

        Other financial income (expenses) improved by US$51 million to expense of US$27 million in 2005 versus expenses of US$74 million in 2004, mainly due to approximately US$30 million of financial expenses incurred during Galvadus's acquisition in 2004, related to the repayment of its debt, including breakup costs, and higher financial income related to interest on accounts receivable and other minor income items in the amount of US$37 million in 2005 as compared to US$30 million in 2004.

Income Taxes

        We recorded a provision for income tax and social contribution of US$427 million in 2005, compared to US$291 million in 2004. The difference is due to higher income before taxes and equity in results of affiliated companies in 2005 (US$1,282 million against US$999 million in 2004). Expressed as a percentage of pre-tax income, the income tax expense increased to 33.3% in 2005, from 29.1% in 2004.

        Income tax expense in Brazil refers to the collection of two taxes, federal income tax and social contribution (which is an additional income tax). The statutory rates for these taxes applicable for 2004 and 2005 were 25% for federal income tax and 9% for the social contribution. Therefore, the balance owed according to the statute for these years amounts to US$340 million in 2004 and US$455 million in 2005 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates, in order to arrive at the actual tax expense for the years.

        In 2004, these adjustments totaled US$49 million and comprised:

  a US$31 million benefit from interest on stockholders’ equity, a deductible expense for tax purposes;
  a US$61 million benefit due to non-taxable income from operations outside Brazil;
  certain permanent differences amounting to US$43 million which partially offset the benefits mentioned above. This amount refers principally to the foreign exchange loss on the net equity of our subsidiaries offshore and to minor expenses such as fines, gifts and donations as these are non-deductible expenses.

        In 2005, adjustments totaled an additional benefit of US$15 million, mainly due to:

  a US$38 million benefit from interest on stockholder’s equity;
  certain permanent differences amounting to US$23 million which partially offset the benefit of interest on stockholders’ equity mentioned above. This amount refers principally to the foreign exchange loss on the net equity of our subsidiaries offshore and to minor expenses such as fines, gifts and donations as these are non-deductible expenses.

        We generate taxable income from our operations in Brazil and abroad, which are composed as follows:

	Year Ended December 31,

	2004	2005	Changes

	(In million of U.S. dollars)
Taxable income in Brazil	753	1,234	481
Foreign taxable income	-	51	51

        Our taxable income in Brazil was impacted by lesser compensation of tax loss carryforwards in 2005 of approximately US$190 million, by an increase of US$140 million in non-deductible expenses and by the effect of the appreciation of the real against U.S. dollar of approximately US$150 million.

        In December 2004, we transferred part of our foreign operations to Luxembourg and, as from that date those results became taxable in that country due to an agreement between Brazil and Luxembourg to avoid double taxation. Accordingly, the results generated in 2004 until the date of the transfer of our foreign operations were exempt of taxation in Luxembourg in conformity with the tax legislation of that country. In 2005 those foreign operations were fully taxable and amounted to US$51 million.

        In 2005, we utilized US$33 million of income tax credits (or 2% of the income before taxes), compared to US$131 million for 2004 (13%).

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

Accruals for Disputed Taxes Payable

        Our accruals for contigencies were estimated by our management and were substantially based on (i) known facts and circumstances, (ii) management's experience, and (iii) the opinios of its tax and legal advisors. We record accruals for contigencies for lawsuits classified as probable losses. Additionally, we have accrued amounts for (i) certain tax liabilities for which we are disputing payment with the applicable taxing authorities and (ii) certain tax liabilities for which we are asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. We maintain full provisions for such tax liabilities since statutory obligations and tax legislation in force require us to pay the related taxes. Therefore, we do not believe that it is exposed to any significant losses above the amounts currently accrued for disputed taxes payable. We do not recognize unused credits. Accruals for contingencies, dispute d taxes payable and the related legal deposits are updated at the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

        We classify an accrual as short-term when we expect the liability to be settled in 360 days or less. This usually occurs when a final and unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

        A brief description of the major recent developments regarding our accruals for disputed taxes payable follows.

IPI Excise Tax Credit Accrual

        We have accrued a liability for certain tax liabilities that were offset by IPI excise tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the acquisition of goods used in the production process. Brazilian legislation prohibits companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional since it is not consistent with general value added tax principles: We are challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to compensate tax liabilities with IPI excise tax credits under dispute. We are awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, we expect the decision will be subject to several stag es of appellate review before a final unappealable judgment is obtained. The IPI excise tax credits. We have noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

        The US$72 million increase in the IPI excise tax credit accrual (from US$231 million in 2004 to US$303 million in 2005) is due to the effects of the appreciation of the Brazilian real against the U.S. dollar in the amount of US$31 million and the effects of the update at the SELIC interest rate in the amount of US$41 million. This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

IPI Premium Tax Credit Accrual

        We have accrued a liability for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. We are challenging the constitutionality of the executive branch's action since only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In March 2003, we sought and obtained a favorable decision from a Brazilian lower court that authorized the use of IPI premium tax credits. The Brazilian tax authorities app ealed such decision, which appeal was denied by a Brazilian court of appeals. We expect that the Brazilian tax authorities will appeal such decision to a higher court, which would then render a final and unappealable judgment on the matter. The IPI premium tax credit accrual recorded by us represents the statutory obligation to pay taxes that were offset by these credits. We have noted that several other Brazilian companies have challenged the same prohibition. Recent decisions issued by higher courts indicate that companies may be entitled to utilize these credits. However, the Brazilian Supreme Court has not resolved this issue. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

        In 2005, the Company compensated federal taxes due with the IPI premium credit resulting in an increase of US$313 million; accordingly, as of December 31, 2005, the IPI premium credit accrual representing the accumulated IPI tax credits used increased to US$350 million (US$37 million as of December 31, 2004), as updated at the SELIC interest rate. This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

PIS/COFINS Accrual

        PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted that required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments because, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February, 1999, we sought and obtained a favorable preliminary order that was confirmed by a lower court in March, 2000. In April, 2000, the Brazilian tax authorities appealed to a Brazilian court of appeals. On March 6, 2006, a Brazilian court of appeals issued a decision unfavorable to us. On March 10, 2006, we appealed such decision to both the Superior Court of Justice and the Supreme Court. Until these appeals are judged, our rights under the initial favorable decision are in effect. The PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due. In reviewing this matter, the Supreme Court has already positioned itself, by six votes against four, in favor of the Brazilian companies. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system.

        The US$27 million increase in the PIS/COFINS accrual (from US$98 million in 2004 to US$125 million in 2005) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the U.S. dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line-item of our income statement.

        Income Tax and Social Contribution (Plano Verão) Accrual

        Until 1995, Brazilian companies accounted for the effects of inflation in their financial statements and for fiscal purposes during periods of hyperinflation. During the period from January 1989 to February 1989, the Brazilian government required Brazilian companies to use an official inflation index that was lower than the actual inflation index measured by consumer price indexes. We brought an action in the Brazilian courts asserting the right to record inflation adjustments for fiscal purposes based on the difference between the rate imposed by the Brazilian government during this period and the actual inflation index measured by consumer price indexes. In February 2003, we obtained a favorable, final and and unappealable court ruling to use an inflation index of 42%. We continued to challenge the remaining difference between the 42% and the actual inflation index measured by consumer price indexes. In September 2004, we received a favorable final and unappe alable decision by which the right was granted to record a portion of the incremental inflation adjustments claimed. However, for the remaining portion of the incremental inflation adjustments, we received an unfavorable final and unappealable decision. The income tax and social contribution (Plano Veão) accrual represents our statutory obligation to pay income taxes on the taxable income relating to the incremental inflation adjustments that were not granted to us. The proceeding is currently under review by court-appointed accountants and we are waiting for the legal process to enter the execution phase in order to pay the remainder of the provision. It is unlikely that this matter will be concluded (which would require actual payment of the taxes represented by the accrual) within the following year.

        The US$3 million increase in the income tax and social contribution (Plano Verão) accrual (from US$23 million in 2004 to US$26 million in 2005) is mainly due to the appreciation of the Brazilian real against the U.S. dollar (this provision is not updated by the SELIC interest rate). This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

        Income Tax and Social Contribution (Tax Loss Carryforwards) Accrual

        Until 1994, Brazilian companies were entitled to offset 100% of taxable income against available tax loss carryforwards. In 1995, Brazilian tax law was changed to limit the offset to 30% of current year taxable income in any given year. In February 2003, the Brazilian tax authorities assessed us for the offsetting of tax loss carryforwards in excess of the 30% limit. In August 2003, the Brazilian courts rendered a decision that cancelled such tax assessment. In November 2003, the Brazilian tax authorities re-assessed us for the same claim. In March 2005, an administrative court issued a decision unfavorable to us. In March 2005, we appealed this decision to a higher administrative court and a favorable final and unappealable decision was received in April 2006 in relation to the credit used in 1999 and 2000. This accrual is recorded based on the statutory taxes that we would be required to pay had it only utilized tax loss carryforwards up to the 30% limit. Based on the above mentioned decision, we will reverse such accrual during 2006.

        The US$32 million increase in the income tax and social contribution (tax loss carryforwards) accrual (from US$144 million in 2004 to US$176 million in 2005) refers mainly to the appreciation of the Brazilian reais against the U.S. dollar and to the effects of the SELIC interest rate. This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

        Social Contribution Tax on Export Revenues Accrual

        Social contribution tax is similar to an income tax because it is assessed on net profits. In 2001, an amendment to the Brazilian constitution exempted Brazilian companies from the requirement to pay PIS and COFINS on revenues generated by exports. Since PIS and COFINS are considered to be social contribution taxes, certain Brazilian companies have asserted that social contribution tax on profits should also exclude export revenues from the calculation base. The Brazilian tax authorities, however, issued a ruling that mandates payment by Brazilian companies of social contribution taxes on profits, including revenues generated from exports. We are challenging the constitutionality of the assessment of social contribution taxes on profits generated by exports because the aforementioned ruling conflicts with the 2001 amendment to the Brazilian constitution. In March 2004, we sought and obtained a favorable preliminary decision which was ratified in May 2004 by a Brazilian lower court. In June 2004, the Brazilian tax authorities appealed this decision to a Brazilian court of appeals, but no trial date has yet been scheduled. Upon the appeal's conclusion, both parties will have an opportunity to appeal to either the Superior Court of Justice or the Supreme Court of Brazil. The social contribution tax on export revenues accrual represents the additional social contribution taxes owed on export revenues that were excluded from the calculation base. We have noted that other Brazilian companies with export revenues have received favorable preliminary decisions regarding similar legal challenges. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

        The US$119 million increase in the social contribution accrual (from US$115 million in 2004 to US$234 million in 2005) is related to the social contribution tax due on our income from export revenues and to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the U.S. dollar. This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

CPMF Accrual

        CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment enacted in 1999. We have challenged the legality of the constitutional amendment that created the CPMF tax and in spite of the fact that we obtained a favorable decision from a Brazilian lower court in August 1999, an unfavorable final and unappealable decision was rendered by the appropriate Brazilian court of appeals on June 1, 2006 and, according to it, the payment will occur until June 30, 2006. Our management is currently in the process of determining whether to pay the full ammount due in one single installment or whether we will take advantage of the fact that Brazilian tax legislation allows us to pay the ammount due in sixty monthly installments. If we decide to pay in installments, the remaining amounts will be adjusted overtime by the SELIC interest rate. In any event, the first or full payment must occur until June 30, 2006.

        The US$53 million increase in the CPMF accrual (from US$105 million in 2004 to US$158 million in 2005) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the US dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line-item of our income statement.

Equity in Results of Affiliated Companies

        Equity results of affiliated companies were US$47 million in 2005, compared to US$51 million in 2004. MRS improved its performance, yielding US$61 million in 2005 as compared to US$46 million in 2004. This MRS’s result was totally offset by deterioration of Lusosider’s results, moving from a gain of US$1 million in 2004 to a US$10 million loss in 2005, by CFN’s activities which in 2004 resulted in a US$10 million loss and in 2005 this loss worsened to US$12 million and by Ita’s results, which recorded a US$8 million gain in 2005, less than the US$14 million gain reached in 2004.

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

        For further information on production costs, please see table in the 2004/2005 discussion.

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

Non-operating Expenses (Income), Net As Restated (See Financial Statements note 26)

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

        The net results of our currency derivative transactions was a loss of US$291 million in 2004 versus a loss of US$408 million in 2003, mainly due to the 8% appreciation of the real against the U.S. dollar in 2004, which was much less than the 18% appreciation of the real in against the U.S. dollar in 2003. Our equity swap transactions yielded US$88 million in 2003 and US$57 million in 2004. Our total losses on derivative instruments in 2003 and 2004 were US$320 million and US$234 million, respectively, based on the results of our currency derivative transactions and our equity swap transactions.

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

Income Taxes

        We recorded an income tax expense of US$291 million in 2004, compared to an income tax expense of US$64 million in 2003. The US$227 million increase in income tax expense is mainly due to the following:

  A US$183 million increase in our income tax expense due to higher taxable income in 2004;
  US$61 million of nontaxable income in 2004 from operations outside of Brazil. We transferred part of our operations abroad to a country with an international agreement to avoid double-taxation and with local taxation rates that were lower than Brazilian taxation rates;
  No further reversals of our Plano Verão accrual for disputed taxes payable (down from US$56 million of such reversals in 2003); and
  A US$61 million decrease in tax credits, (from US$72 million in 2003 to US$11 million in 2004) related to our Plano Verão legal dispute.

        We generate taxable income from our operations in Brazil and abroad, which are composed as follows:

	Year Ended December 31,

	2003	2004	Changes

	(In million of U.S. dollars)
Taxable income in Brazil	289	753	464
Foreign taxable income	108	-	(108)

        Our taxable income in Brazil was mainly impacted by higher income from continuous operations in 2004 in the amount of US$670 million as compared to 2003 and offset by approximately US$154 million of higher compensation of tax loss caryforwards in 2004 as compared to 2003.

        In December 2004, we transferred part of our foreign operations to Luxembourg and, as from that date those results became taxable in that country due to an agreement between Brazil and Luxembourg to avoid double taxation. Accordingly, the results generated in 2004 until the date of the transfer of our foreign operations were exempt of taxation in Luxembourg in conformity with the tax legislation of that country. In 2003 those foreign operations were located in tax haven but were fully taxable in Brazil.

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

        Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of 2002, 2003 and 2004 are 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year Ended December 31,

	2003	2004	Changes

	As Restated,
	see FS Note 26

Income (loss) before income taxes and equity in results of affiliated companies	520	999	479

Federal income tax and social contribution at statutory rates	(177)	(340)	(163)
Adjustments to derive effective tax rate
Interest on stockholders' equity	29	31	2
Nontaxable income from operations outside Brazil	-	61	61
Reversal of disputed taxes payable, net	56	-	(56)
Tax Credit	72	11	(61)
Other permanent differences(1)	(44)	(54)	(10)
	(64)	(291)	(207)

Tax benefit (expense) per statements of income
________________________________________
(1) Other permanent differences refer to the foreign exchange variation over the net worth of our offshore subsidiaries, as this non-taxable item impacts our result in Brazilian GAAP.

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

Income Tax and Social Contribution (Plano Verão) Accrual

        The Company reversed $56 million of this accrual in 2003 upon receipt of a favorable judicial decision received in February 2003. In addition, the Company recognized a $72 million income tax credit in 2003 resulting from the impact of the favorable decision on the Company's net operating loss carryforwards. In sum, the total decrease in income tax expenses related to the favorable decision was $128 million, of which $32 million is reflected in 2002 and $96 million is reflected in 2003.

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

B.  Liquidity and Capital Resources

Overview

        Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short-term and long-term debt instruments. We expect to meet our cash needs for 2006 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

        In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt, or a combination of such methods.

Sources of Funds and Working Capital

Cash Flows

        Cash and cash equivalents as of the end of 2003, 2004 and 2005 totaled US$1,251 million, US$970 million and US$1,241 million respectively. Following is a summary of the principal changes in cash flows during the past three years:

  Cash flows generated from operations, which aggregated US$580 million in 2003, US$354 million in 2004 and US$1,757 million in 2005, provides us with a significant source of liquidity. Cash flow from operating activities in 2005 was US$1,403 million higher than in 2004, driven mainly by an unrealized loss on derivatives of US$272 million in 2005 as opposed to an urealized gain of US$223 million in 2004, a decrease in inventories of US$177 million in 2005 as compared to an increase of US$493 million in 2004 and a decrease of US$202 million in recoverable taxes in 2005 as compared to an increase of US$129 million, which were partially offset by a decrease in taxes payable of US$146 million in 2005 as opposed to an increase of US$45 million in 2004. Cash flow from operating activities in 2004 was US$226 million lower than in 2003 mainly due to an increase in inventories during 2004.
  Cash flows from investing activities was negative in 2003, 2004 and 2005. The negative cash flows from investing activities reflects our use of our cash to make capital expenditures and to make long-term investments in downstream opportunities (including acquisitions), new products and market niches, and infrastructure investments.
  Cash flow from financing activities decreased by US$616 million to US$996 million in 2005, mainly driven by higher distribution of dividends and interest on stockholders´ equity of US$961 million in 2005 as compared to US$242 million in 2004, higher share buy back of US$365 million in 2005 as opposed to US$153 million in 2004 and higher repayment of debt of US$870 million in 2005 as compared to US$730 million in 200, which were offset by higher new debt issuance of US$1,200 million in 2005 against US$745 million in 2004.

Trade Accounts Receivable

        The receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales, increased from 45 on December 31, 2004, to 53 on December 31, 2005, because international customers have a longer term to pay for the purchases of steel products and net operating revenues derived from exports increased its share from 32% in 2004 to 35% in 2005.

Inventory

        The inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold, decreased from 212 on December 31, 2004, to 150 on December 31, 2005. This change mainly reflected decreasing inventories and prices of coke. In 2004, to protect ourselves from the upward trend of coke prices, we raised our inventories to a higher level. The decrease is explained by the reversal in this trend and consumption of the excess inventories throughout 2005.

Trade Accounts Payable

        The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, increased to 85 on December 31, 2005 from 63 on December 31, 2004 as a consequence of CSN's strategy, adopted in September 2004, to finance its coal and coke purchases with suppliers. Our objective was to reclaim working capital invested in inventories.

Short-Term Debt and Short-Term Investments

        Given the capital intensive and cyclical nature of our industrial segment, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2005, cash and cash equivalent instruments equaled $1,241 million.

        We were also taking advantage of the then current liquidity conditions to extend the maturity profile of gross debt. Such activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short-term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2005, short-term and long-term indebtedness accounted for 11% and 89%, respectively, of our total debt, and the average life of our existing debt was equivalent to 13 years, considering 40 years-term for the perpetual bonds issued in July 2005.

        In 2005, we had capital expenditures of US$290 million, primarily consisting of US$86 million for projects relating to the Sepetiba Port expansion, US$32 million for maintenance, US$64 million for Casa de Pedra mine expansion, US$7 million for ERSA´s mine and US$101 million to other several investments related to maintenance, spare parts and technological updates, among others.

        In 2006, we plan to make capital expenditures of approximately US$440 million, compared to US$290 million in 2005, US$178 million in 2004 and US$210 million in 2003.

        We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities.

Company Debt

        At December 31, 2004 and 2005, total debt (composed of current portion of long-term debt, , accrued finance charges and long-term debt and debentures) aggregated US$2,844 million and US$3,365 million, respectively, equal to 214.5% and 313.3% of the stockholders' equity at December 31, 2004 and 2005, respectively. At December 31, 2005, short-term debt (composed of current portion of long-term debt and accrued finance charges) totaled US$423 million and long-term debt (composed of long-term debt and debentures) totaled US$2,942 million. The foregoing amounts do not include debt of others for which we are contingently liable. See "Item 5.E. Off-balance Sheet Arrangements".

        At December 31, 2005, approximately 12% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current policy is to protect ourselves against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure is protected through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and equity investments in offshore subsidiaries. We continue to review our foreign exchange exposure policy and there are no assurances that we will maintain our current level of protection against such exposure. For a description of our derivative instruments, see Note 22 of our consolidated financial statements contained in "Item 18. Financial Statements". Also see "Non-operating Expenses (Income), Net" under "Item 5.A.2. Results of Operations – 2005 Compared to 2004 and — 2004 Compared to 2003".

        The major components of US$423 million of consolidated short-term loans and financing outstanding at December 31, 2005 were (amounts are reflected in current portion of long-term debt):

  US$278 million in local debentures;
  US$37 million of export pre-payments (out of which US$29 million is part of export receivables securitization program that was refinanced in June 2005 through new senior notes);
  US$17 million of raw materials and import financing;
  US$19 million of loans from export credit agencies; and
  US$69 million of accrued finance charges.

        The major components of US$2,942 million of consolidated long-term loans and financing outstanding at December 31, 2005 were (amounts are reflected in long-term debt):

  US$122 million in local debentures;
  US$611 million of export pre-payments (out of which US$519 million is part of our export receivables securitization program);
  US$98 million of raw materials and import financing;
  US$1,303 million of Eurodollar notes; and
  US$750 million in perpetual bonds.

        The debentures are real-denominated debentures that were issued in December 2003: a US$85.5 million tranche with a three-year maturity and bearing interest at 106.5% of Certificado de Depósito Interbancário – CDI, the Brazilian interbank reference interest rate, a US$136 million tranche with a three-year maturity and bearing interest at 107% of CDI, and a US$85.5 million tranche with a five-year maturity, indexed to the Índice Geral de Preços e Mercado – IGPM, a Brazilian price index, and bearing interest a 10% per annum coupon. In April 2006, we issued R$600 million (approximately US$284 million) of 6-year debentures bearing interest of 103.6% of CDI.

        Eurodollar and Euro notes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by the parent company and its offshore subsidiaries overtime, including the issuance in 2005 of US$750 million, 9.5% per annum coupon perpetual notes, and the US$200 million, 10% per annum coupon 2015 notes reopening. They also include a) the remaining US$79 million outstanding amount of notes from an initial US$600 million offering in June 1997, which mature in 2007 and bear interest at 9.125% per annum; b) the US$275 million notes, 10.75% per annum coupon, issued in September and December 2003 with final maturity in 2008; c) the US$550 million notes, 9.75% per annum coupon, issued in December 2003 and January 2004 with final maturity in 2013; and d) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015.

        Pre-export agreements include the four series of the export receivables securitization program launched in June 2003 as well as other trade related transactions outside of the program. The first series, issued in June 2003 in the amount of US$142 million, has a seven-year maturity and bears interest at 7.28% per annum, with a two-year grace period for the principal. The second series, issued in August 2003 in the amount of US$125 million, has a three-years maturity and bears interest at Libor plus 1.55% per annum. The third series, issued in June 2004 in the amount of US$162 million, has an eight-year maturity and bears interest at 7.427% per annum with a three-year grace period. In May 2005, a fourth series was issued in the amount of US$250 million having a 10-years maturity and bearing interest at 6.148% per annum with a three-year grace period. A portion of the proceeds of the fourth series was used to repay the second series.

        The table below sets forth funds raised by the our subsidiaries in the year ended on December 31, 2005.

		Principal Amount	Interest Rate (p.a)
Subsidiary	Description	(in US$ millions)		Issue Date	Maturity

CSN Islands IX	Notes	200	10%	Jan 2005	Jan 2015
CSN Export	Securitization	250	6.148%	Jun 2005	May 2015
CSN Islands X	Perpetual	750	9.5%	Jul 2005	Indeterminate
	securities
Total		$1,200

Maturity Profile

        The following table sets forth the maturity profile of our long-term debt at December 31, 2005:

Maturity in	Principal Amount
(In millions of US$)
2007	172
2008	502
2009	138
2010	112
2011	91

2012 and thereafter	1,177

Perpetual securities	750

Total	2,942

        The foregoing amounts do not include debt of others which we have guaranteed. See "Item 5.E. Off-balance Sheet Arrangements".

C.  Research and Development, Patents and Licenses, etc.

        See "Item 4.B.9. Research and Development".

D.  Trend Information

        Other than discussed below, there are no recent significant developments that were not fully reflected in our results of operations for 2005 or in our financial position as of December 31, 2005 and that could impact our future results of operations and financial position. No significant and unexpected changes in the currency rate, in interest rates and/or in inflation rates have happened.

        On January 22, 2006 an accident occurred in one of our blast furnaces, and as a result operations of the blast furnace were interrupted. This affected our production and required that we purchase an inventory of steel slabs. The accident adversely affected our first quarter results of operations and is likely to have an impact on our results of operations for the year ending December 31, 2006. We hold an insurance policy for business interruption and damages to equipment in the amount of US$750 million and, although the final size of the claim is not yet settled, we believe it will be sufficient to cover the losses arising from this event. Additionally, our insurance and reinsurance companies have confirmed coverage with respect to the incident. See note 25 to our Financial Statements.

        There have been press reports discussing the possibility of some form of spin-off or IPO of our interests in our Casa de Pedra mine. As of the date of this annual report, we have made no decision as to whether to take any such actions.

E.  Off-balance Sheet Arrangements

        In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance lease payments related to activities of MRS, CFN and TECON. The following table summarizes all of the off-balance obligations for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2005

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
TECON	17	2012
CFN	10	2009
CFN	56	Undetermined

TOTAL	83

Contingent Liability for Concession
Payments:(1)
MRS	1,336	2026
CFN	26	2026
TECON	61	2026

TOTAL	1,423

(1) Other consortia members are also jointly and several liable for these payments.

CFN

        We guarantee, together with Taquari (which also owns 50% of CFN), the loans BNDES has granted to CFN. The total outstanding amount of the debt is US$48.6 million.

MRS´s Concession Obligations

        We assigned as negligible the likelihood of being responsible for the concession obligations of MRS because (i) MRS currently transports approximately 108 million tons of products (mainly steel, iron ore, coal and coke), and the average annual growth rate of the cargo transported by MRS over the last five years was approximately 10%, (ii) MRS is expected to continue to report operating revenues, EBITDA and EBITDA margin above approximately $500, $200 million and 40%, respectively, in the following years, and (iii) MRS will benefit from recently announced mining projects which are expected to support a 10% annual increase of cargo transported over the next five years.

        In addition to the very positive business outlook, MRS has a tariff model which aids MRS's financial sustainability by determining ideal tariffs to be practiced for its transportation services of captive cargo (which is cargo that cannot be transported in any way other than through MRS's rail). This tariff model provides that costs incurred by MRS with respect to captive cargo, including operational, fixed and variable costs, costs of remunerating MRS's own and third-party capital, concession costs, and leasing and investment costs aimed at maintaining the productive capacity of leased assets, are duly covered by the calculated tariffs. Clients that transport captive cargo account for roughly 69% of MRS's overall volume.

        The tariff model also aids MRS's financial sustainability by defending MRS's margin as costs rise. Tariffs are fixed annually for clients that transport captive cargo based on MRS's budget for the relevant year. Tariffs are fixed for clients that transport cargo that is not captive through negotiated agreements with MRS.

F.  Tabular Disclosure of Contractual Obligations

        The following table represents our long-term contractual obligations as of December 31, 2005:

	Payment due by period

	(In millions of US$)
		Less			More
Contractual		than 1	1-3	3-5	than 5
obligations	Total	year	years	years	years

Long-term accrued
finance charges(1)	1,616	314	515	371	416
Pension plan	595	52	108	116	319
Long-term debt	2,942		812	203	1,927
Purchases:	1,754	783	268	170	534
Raw materials(2)	524	524	0	0	0
Maintenance(3)	84	72	13	0	0
Utilities/Fuel(4)	1,145	186	255	170	534

Total	6,907	1,149	1,703	860	3,196

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	Refer mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing. The use of these raw materials has a fast turnover and, consequently, the purchases fall within the short-term.
(3)	We have outstanding contracts with several expert contractors in order to maintain our plants in good operation conditions; due to the strong demand for specialized maintenance service, we engage hold certain contracts for more than one year.
(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; with some of these suppliers we maintain long-term contracts.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

        We are managed by our Board of Directors (Conselho de Administração), which consists of seven to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine executive officers with no specific designation (one of which is the Chief Executive Officer). In accordance with our Estatuto Social (the "By-laws"), each Director is elected for a term of one year by our stockholders at a stockholders' meeting. Our By-laws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

        Our Board of Executive Officers is responsible for the formulation of business plans and policies and for the implementation of specific operating decisions. Currently, our Board of Executive Officers has consisted of our Chief Executive Officer and the Executive Officers of Production and Infrastructure/Energy sectors.

        Our Directors and Executive Officers are as follows.

Name	Position

Board of Directors
Benjamin Steinbruch	Chairman
Jacks Rabinovich	Vice Chairman
Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member
Darc Antonio da Luz Costa	Member
Yoshiaki Nakano	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer and Acting
Chief Financial Officer
Enéas Garcia Diniz	Executive Officer
Marcos Marinho Lutz	Executive Officer
Pedro Felipe Borges Neto	Executive Officer
Isaac Popoutchi	Executive Officer
Juliano de Oliveira	Executive Officer

1. Board of Directors

        Benjamin Steinbruch. Mr. Steinbruch was born on June 28, 1953 and has been Chairman of our Board of Directors since April 28, 1995, Chief Executive Officer since April 30, 2002, and acting Chief Financial Officer since April, 30, 2003. Mr. Steinbruch is also Superintendent Officer of Vicunha Siderurgia.

        Jacks Rabinovich. Mr. Rabinovich was born on September 20, 1929 and has been a Member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. He is also Chief Executive Officer of Vicunha Siderurgia.

        Mauro Molchansky. Mr. Molchansky was born on September 11, 1950 and has been a Member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globo Comunicações e Participações S.A. -Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A.

        Fernando Perrone. Mr. Perrone was born on May 6, 1947 and elected a Member of our Board of Directors on September 26, 2002. He was our Infrastructure and Energy Executive Officer from July 10, 2002 to October 2, 2002.

Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

        Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was born on September 23, 1945 and elected a Member of our Board of Directors on April 30, 2002. He is a Professor at Pontifícia Universidade Católica do Rio de Janeiro.

        Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950 and has been a Member of our Board of Directors since November 25, 1997. Since 1972, Mr. Santos has served internally in various positions of responsibility, including Coordinator of Industrial Engineering, Chief of Industrial Engineering, and Chief of Production Planning. He is currently Chairman and Chief Executive Officer of the Board of the Clube de Investimento CSN ("CSN Employee Investment Club") and a member of the Board of Directors of CBS.

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

2.  Board of Executive Officers

        In addition to Mr. Steinbruch, the Board of Executive Officers consists of the following:

        Marcos Marinho Lutz. Mr. Lutz was born on December 30, 1969 and originally elected Infrastructure & Energy Executive Officer in June 24, 2003. Prior to joining CSN, Mr. Lutz served as Superintendent Officer at Ultracargo S.A., a logistics arm of Grupo Ultra.

        Enéas Garcia Diniz. Mr. Diniz was born on January 1, 1960 and originally elected Production Executive Office in June 21, 2005. He has been serving the company since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of Usina Presidente Vargas.

        Pedro Felipe Borges Neto. Mr. Borges Neto was born on September 27, 1951, and originally elected Institutional Executive Officer in September 20, 2005. Prior to joining CSN, Mr. Borges Neto served as Superintendent Officer, Vice-President and Chief Executive Officer at Vicunha Têxtil. He is currently a member of the Board of Directors of both Companhias Gás do Ceará e Companhia Ferroviária do Nordeste-CFN.

        Isaac Popoutchi. Mr. Popoutchi was born on August 21, 1949, and elected Executive Officer in March 27, 2006. Prior to joining CSN, Mr. Popoutchi served as Chief Executive Officer of Coimex Trading, of Rede Ferroviária Federal and of CBTU Companhia Brasileira de Trens Urbanos.

        Juliano de Oliveira. Mr. Oliveira was born on January 28, 1955, and elected Executive Officer in March 27, 2006. Prior to joining CSN, Mr. Oliveira served as Chief Executive Officer of Loma Negra Cimentos C.I.A.S.A., in Argentina, Superintendent Officer of Camargo Corrêa Cimentos S.A., officer of the business unit of Aços Villares S.A. - from Villares/Sidenor group.

        The address for all of the directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20º Andar, Itaim Bibi, São Paulo, São Paulo State, Brasil (telephone number 55-11-3049-7591).

3.  Fiscal Committee and Audit Committee

        Under Brazilian Corporate Law, shareholders may request the appointment of a Conselho Fiscal – (a "Fiscal Committee"), a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management's activities and the financial statements, and report its findings to the shareholders. The shareholders did not install a Fiscal Committee at the General Shareholders Meeting held in April 2006.

        In June 2005 a Comitê de Auditoria (an "Audit Committee") was appointed, in compliance with SEC's rules and, as required, it is composed of three independent members of our Board of Directors.

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

B.  Compensation

        For the year ended December 31, 2005, the aggregate compensation paid by the company to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$6 million. In addition, the members of the Board of Directors and of the Board of Executive Officers may receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, pension fund and life insurance among others.

C.  Board Practices

Comparison of New York Stock Exchange Corporate Governance Rules and Our Corporate Governance Practice

        On November 3, 2004, the New York Stock Exchange ("NYSE") established new corporate governance rules for listed companies. Under the new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA), we are obliged to comply with the corporate governance standards set forth in Corporate Law nº6,404 of December 15, 1976, as amended (Brazilian Corporate Law) and the rules of CVM. The following is a summary of those differences.

Independent Directors

        Under NYSE standards, a listed U.S. company must have a majority of independent directors. We are not required to have a majority of independent directors under the NYSE standards. Both the Brazilian Corporate Law and CVM have established rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities applicable to our executives and directors. We believe these rules provide adequate assurance that our directors are independent; however, they do not require us to have a majority of independent directors as it is required by the NYSE. Notwithstanding these differences, we believe that four of our eight directors are independent under the SEC's audit committee independence provisions, which are the provisions applicable to us under the NYSE list standards. Waiting Isabel-CC to send certificates to Piedade

Executive Sessions

        Pursuant to NYSE listing standards, the non-management directors of a listed U.S. company must meet at regularly scheduled executive sessions without management present. According to the Brazilian Corporate Law, up to one third of the members of the Board of Directors are permitted to be directors who do not meet the NYSE’s definition of “non-management” directors. Our non-management directors do not meet at regularly scheduled executive sessions without management.

Nominating/Corporate Governance Committee

        U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We do not have a nominating/corporate governance committee. We are not required under the Brazilian Corporate Law to have, and currently we do not have, a nominating and a corporate governance committee.

Compensation Committee

        NYSE listing standards require U.S. companies to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We do not have a compensation committee and, in our case, our directors, pursuant to our By-laws, are elected by our shareholders at a general shareholders meeting which also sets their global compensation, which is based on criteria established by our board of directors.

Audit Committee

        Pursuant to NYSE listing standards, a listed company must have an audit committee composed of a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. We believe our audit committee members to be independent. We installed the Audit Committee in June 2005. See "Item 6.A.3. Fiscal Committee and Audit Committee".

Ethics Committee

        The Ethics Committee is responsible for recommending improvements to our Code of Ethics and our management in order to avoid conflicts of interests between us and our shareholders and managers. It is also responsible for making an evaluation of such non-compliance to the Code of Ethics, as well as to solve any doubts related to it.

Code of Business Conduct and Ethics

        NYSE listing standards require U.S. companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers to the code for directors or executive officers. We have adopted such a code of ethics for all our employees, including our executive officers and directors. See "Item 16.B. Code of Ethics". Under the SEC's requirements, we are required to disclose any waivers to this code of conduct that we make for our principal executive officer, our principal financial officer or our principal accounting officer.

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

Corporate Governance Guidelines

        Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have the following formal guidelines relating to corporate governance matters, either based on Brazilian legislation and/or set forth in our Code of Ethics and Institutional Handbook:

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

Directors and Executive Officers Terms of Office

        See "Item 6.A. Directors and Senior Management".

D.  Employees

        See "Item 4.B.11. Employees and Labor Matters".

E.  Share Ownership

        Other than the common shares that Messrs. Steinbruch may be deemed to own as a result of his interests in Vicunha Siderurgia and 495,416 shares (0.19% of the outstanding common shares) owned directly by Mr. Steinbruch as of May 31, 2006, our directors and officers as a group own less than 0.10% of our outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth, as of May 31, 2006, the number of our common shares owned by all persons known to us to own more than 5% of our outstanding common shares as of such date:

	Common Shares

Name of Person or Group	Shares Owned	Percent of Total

	(in thousands)

Vicunha Siderurgia S.A.(1)	116,286,665	42.74%
BNDESPAR (2)	17,085,986	6.28%
________________________________________

(1)	Owned indirectly by Benjamin Steinbruch, Chairman of the Board of Directors of the company, and members of his family. Does not include the outstanding shares that are described under "Item 6.E. Share Ownership", which are beneficially owned by Benjamin Steinbruch.
(2)	In April, 2005, BNDESPAR increased the stake in our company from 1,023,597 to 18,085,295 shares (equivalent to 6.30% of total capital as of this date), as a result of the exchange of the debentures of Vicunha Siderurgia S.A. for shares which were owned by Vicunha Siderurgia S.A., according to the terms and conditions of Debentures of Vicunha Siderurgia S.A. After such transaction, Vicunha Siderurgia's stake of the company capital decreased from 46.48% to 40.53% (considering capital as of the date of transaction).

B.  Related Party Transactions

        From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See "Infrastructure Investments–Railways–Northeastern Railway System" under "Item 4.B.6. Investment Programs", "Item 7.A. Major Shareholders" and "Item 6.A. Directors and Senior Management". During 2004 and 2005, we used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family, in connection with the management of our exclusive investment funds under circumstances where we are not exposed to Fibra´s credit risk and where we pay investment fees not in excess of such fees we would expect to pay an unaffiliated bank for such services. As of December 31, 2005, we had roughly US$187 million of our investments under our exclusive funds managed by Fibra. In addition, in 2003 and in 2004, Fibra was a counterpart in some of our foreign currency swap arrangements. The terms of the transactions with Fibra were substantially the same as the terms of similar transactions with unaffiliated parties. See also Note 21 to our consolidated financial statements contained in "Item 18. Financial Statements".

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for our consolidated financial statements.

Legal Proceedings

        We are party to a number of legal actions arising from our normal business activities including tax, civil, and labor legal actions, none of which is required to be disclosed under this Item. For a discussion of certain other pending legal matters to which we are a party, see "Item 4.B.10. Government Regulation and Other Legal Matters". As of December 31, 2005, we had aggregate provisions of US$1,464 million provision relating to certain tax and other civil lawsuits and claims (including labor matters), for which we had deposited US$283 million in judicial escrow accounts. See Note 18 of our consolidated financial statements contained in Item 18 of this Annual Report.

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

        For dividends declared during the past five years, see "Item 3.A. Selected Financial Data". On April 28, 2006, at our annual stockholders' meeting, we declared a dividend and interest on stockholder’s equity for 2005 of US$188 million, paid on May 08, 2006. This amount and the US$430 million of dividends previously paid to stockholders on February 09, 2006, resulting in an aggregate payment of US$618 million or US$2.40 per share. Additionally, on June 23, 2006, our Board of Directors approved the payment of US$185 million on dividends to be paid on June 30, 2006 (translated into U.S. dollars using Commercial Market Rate on the respective payment dates).

        For a discussion of statutory provisions relating to our ability to pay dividends, see "Item 10.B Memorandum and Articles of Association – Description of the Common Shares – Calculation of Distributable Amount".

B.  Significant Changes

        See "Item 5.D - Operating and Financial Review and Prospects - Trend Information".

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

        As of December 31, 2005, approximately 49.2 million, or approximately 18.1%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 110 record holders (other than our ADR Depositary) with addresses in the U.S. holding an aggregate of approximately 26.3 million common shares, which were equivalent to 10.2% of our outstanding common shares.

        The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the São Paulo Stock Exchange (per Common Share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

	High	Low	(In thousands)	High	Low	(In thousands)

Previous Five Years:
2001	5.32	2.30	422	9.30	2.28	177
2002	5.22	1.96	767	5.23	1.94	420
2003	13.80	3.66	919	13.80	3.62	554
2004	19.13	9.64	835	19.12	9.50	654
2005	26.31	15.01	959	26.30	15.15	852
Previous Six Months:
December 2005	22.34	20.22	847	22.34	20.24	580
2006:
January	29.35	20.96	1,050	29.00	21.58	1,145
February	31.40	26.11	955	30.80	26.08	1,141
March	31.32	28.21	718	31.55	28.30	955
April	36.17	31.75	740	35.80	31.67	958
May	37.24	27.21	887	37.38	27.18	1,336
Previous Quarters:
2004:
First	18.18	13.39	890	18.04	13.43	798
Second	17.77	9.64	961	17.80	9.50	913
Third	15.84	12.21	687	15.65	12.17	397
Fourth	19.13	13.74	808	19.12	13.73	516
2005:
First	26.31	16.79	971	26.30	16.95	910

Second	24.25	16.07	1,090	24.35	16.00	842
Third	23.42	15.01	883	23.46	15.15	848
Fourth	23.06	17.71	894	23.15	17.47	818
2006:
First	31.40	20.96	899	31.55	21.58	1,073
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
Source: Bloomberg.

        On May 31, 2006, the closing sale price per (i) common share on the São Paulo Stock Exchange was US$29.65 and (ii) ADS on the NYSE was US$29.68.

Trading on the Brazilian Stock Exchanges

        Since April 28, 2000, BOVESPA has been Brazil's only stock exchange.

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

        As of December 31, 2005, the aggregate market capitalization of the 428 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$482 billion, and the five largest companies represented approximately 40% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal stockholder. As of December 31, 2005, we accounted for approximately 1.2% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

        Although the Brazilian equity market was Latin America's largest in terms of market capitalization, expressed in U.S. dollars as of December 31, 2005, it is relatively small and illiquid compared to major world markets. In 2005, the average daily trading value on the São Paulo Stock Exchange was approximately US$568 million. In 2005, the five most actively traded equity issues represented approximately 34% of the total value of equity issues traded on the São Paulo Stock Exchange.

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

        The following table reflects the fluctuations in the IBOVESPA index (the São Paulo Stock Exchange index) during the periods indicated:

IBOVESPA Index

	High	Low	Close

2002	14,471	8,370	11,268
2003	22,236	9,994	22,236
2004	26,196	17,604	26,196
2005	33,629	23,610	33,456
2006 (1st Quarter)	39,240	33,507	37,952
The IBOVESPA index closed at 36,530 on May 31, 2006.

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

Item 10.  Additional Information

B.  Memorandum and Articles of Association

Registration and Objects and Purposes

        We are registered under number 15,910 in the Department of Trade Registration (Article 1 of our By-Laws). Our purpose is "the manufacture, transformation, marketing, including import and export of steel products and by-products derived from steel manufacturing, as well as exploring any other related or similar activities, which are directly or indirectly related to our purposes, such as: mining, cement and carbochemical businesses, manufacture and assembly of metallic structures, construction, transportation, navigation and port activities" (Article 2 of our By-Laws).

Directors´ Powers

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

Description of the Common Shares

        Set forth below is a description of our authorized and issued capital stock, together with a brief summary of certain significant provisions of our By-laws and Brazilian Corporate Law affecting us. For further information concerning our By-laws, please see our By-laws, an English translation of which has been filed as an exhibit to this Annual Report.

Capital Stock

        Our share capital is comprised of common shares, all without par value. Our issued capital stock is comprised of 272,067,946 common shares, of which 13,885,900 were held in treasury on December 31, 2005. Our total authorized capital stock is limited to 400,000,000 shares. There are currently no classes or series of preferred shares issued or outstanding. The limit on our authorized capital stock may be increased only by an amendment of our By-laws, through the vote of the holders of our common shares at a stockholders' meeting. Our Board of Directors may authorize the issuance of shares within the limit on the authorized capital stock without the necessity of additional stockholder action. We may purchase our own shares for purposes of cancellation or maintenance in the treasury subject to certain limits and conditions established by the CVM and the Brazilian Corporate Law. See "Item 16. E Purchases of Equity Securities".

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

        Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a "legal reserve" to which we must allocate 5% of our "net profits" for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The legal reserve might be used to increase our paid-in capital and net losses, if any, may be charged against the legal reserve.

        Discretionary (or Statutory) Reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of "net profits" to the extent set forth in its by-laws. Our By-laws do not provide for a discretionary reserve.

        Contingency Reserve. Under the Brazilian Corporate Law, a portion of our "net profits" may also be discretionally allocated to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the reasons for its establishment cease to exist or (ii) charged off in the event that the anticipated loss occurs.

        Reserve for Investment Projects. Under the Brazilian Corporate Law, a portion of our net income may be allocated for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by stockholders. After completion of the relevant capital investment projects, we must retain the appropriation until the stockholders, at a stockholders´ meeting, vote on a new destination to the amount appropriated or on transferring all or a portion thereof to capital or retained earnings.

        Unrealized Income Reserve. Under the Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the "realized portion" of net profits for any particular year may be allocated to the unrealized income reserve. The "realized portion" of net profits is the amount by which "net profits" exceeds the sum of (i) a company's positive net results considering its subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

        The Brazilian Corporate Law provides that all discretionary allocations of "net profits", including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by the stockholders voting at the annual stockholders' meeting and can be used to increase our capital stock, for the payment of dividends in subsequent years, charged off in the event of losses, or used to any other destination. The fiscal incentive investment reserve and legal reserve are also subject to approval by the stockholders voting at the annual stockholders' meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

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

Mandatory Dividend

        Under our By-laws, we are required to distribute to stockholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the "Mandatory Dividend") in any particular year (the amount of which shall include any interest paid on capital during that year). See "Additional Payments on Stockholders' Equity" below. In addition to the Mandatory Dividend, the Board of Directors may recommend that stockholders receive an additional payment of dividends from other funds legally available therefor. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the annual stockholders' meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported, together with the appropriate explanations, to the stockholders and to the CVM.

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

Additional Payments on Stockholders¹ Equity

        Since January 1, 1996, Brazilian companies have been permitted to pay interest on stockholders' equity to holders of equity securities and to treat those payments as deductible expense for Brazilian income tax purposes. The amount of interest payable on capital is calculated based on the Long-Term Interest Rate (TJLP), as determined by the Central Bank, applied to each shareholder's portion of net equity. Brazilian corporate law establishes that current earnings are not included as part of the net equity.

        The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the quarter ended in December 2005 was 9,75%.

        Interest on stockholders' equity is deductible to the extent it does not exceed fifty percent (50%) of either of the following amounts: a) net income, as determined for accounting purposes, for the current period of interest payment before the provision for income tax and the deduction of the amount of interest; or b) accumulated earnings from prior years.

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

Stockholders Meetings

        Under the Brazilian Corporate Law, the stockholders present at a general meeting of stockholders, which may be an annual or a special meeting, convened and held in accordance with the Brazilian Corporate Law and our Bylaws, which we call a General Meeting, are empowered to decide all matters relating to our purposes and to pass whatever resolutions they deem necessary for our protection and well-being.

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

        Except as otherwise provided by law, resolutions of a General Meeting are passed by a simple majority vote, abstentions not being taken into account. Under the Brazilian Corporate Law, the approval of stockholders representing at least one-half of the issued and outstanding voting shares is required for the following (as well as, in the case of clause (a), a majority of issued and outstanding shares of the affected class): (a) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares; (b) reducing the mandatory dividend; (c) changing the corporate purposes; (d) merging us with another company or consolidating or splitting us; (e) dissolving or liquidating us; (f) stopping with any liquidation procedure; (g) creating founders' shares and (g) participating in a centralized group of companies as defined under the Brazilian Corporate Law.

        Pursuant to the Brazilian Corporate Law, stockholders voting at a General Meeting have the power, among other powers, to: (a) amend the By-laws; (b) elect or dismiss members of the Board of Directors (and members of the Fiscal Council) at any time; (c) receive the yearly accounts by management and to accept or reject management's financial statements, including the allocation of net profits and the Distributable Amount for payment of the Mandatory Dividend and allocation to the various reserve accounts; (d) authorize the issuance of debentures in general; (e) suspend the rights of a stockholder; (f) accept or reject the valuation of assets contributed by a stockholder in consideration for issuance of capital stock; (g) authorize the issuance of founders' shares; (h) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (i) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

Redemption Rights

        Our common shares are not redeemable, except that a dissenting and adversely affected stockholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a General Meeting by stockholders representing at least one half of the issued and outstanding voting shares: (i) to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the By-laws); (ii) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) to reduce the mandatory distribution of dividends; (iv) to change our corporate purposes; (v) to merge us with another company or consolidate us; (vi) to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company ("incorporação"); (vii) to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law; (viii) to approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law; (ix) to conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under the Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an "incorporação" as described in clause (vi) above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the General Meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant General Meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting stockholders would jeopardize our financial stability. Law no. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. According to our By-laws, the reimbursement value of the common shares shall be the quotient of the division of our economic value, ascertained by appraisal in accordance with the Brazilian Corporate Law, by the total number of shares issued by CSN, excluding treasury shares.

Preemptive Rights

        Except for cases provided for in the Brazilian Corporate Law (e.g., mergers and public offerings), each of our stockholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase which would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their shareholdings, only to the extent necessary to prevent dilution of their interest in CSN. According to our By-laws, each of our stockholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to his or her shareholding.

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

Share Ownership Disclosure

        There are no provisions in our By-laws governing the ownership threshold above which shareholders ownership must be disclosed. Regulations enacted by the CVM require the disclosure of the acquisition of (i) 5% of the voting stock of a listed company, (ii) additional acquisitions by a controlling stockholder and (iii) shares by members of the Board of Executive Officers, members of the Fiscal Council (if any) and certain relatives of those persons.

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

        A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (“2,689 holder”).

Taxation of Dividends and Interest on Stockholders¹Equity

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

Taxation of Gains

        Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to article 26 of Law nº10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, article 26, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

        Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

        The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank of Brazil. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non-Brazilian holder is located in a tax haven, i.e. considered to be places which do not impose any income tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment (“tax haven holder”), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

        Gains realized on disposition of common shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-Brazilian holder to a resident or person domiciled in Brazil or not, based on the fact that the common shares could be considered as assets located in Brazil for purposes of Law nº10,833, article 26.

        Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a 2,689 holder and is not a tax haven holder; and
  are subject to income tax at a rate of 15% in any other case, including gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder, or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 25% shall be applicable and can be offset with the eventual income tax due on the capital gain.

        Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0,005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

        In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non-Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

        Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the common shares by a non-Brazilian holder of common shares or ADSs will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

        There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of common shares under Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

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

Taxation of Dividends

        U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend (including payments considered "interest" in respect of stockholders' equity under Brazilian Law) paid (before reduction for Brazilian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) as income when the dividend is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. If you are a non corporate U.S. Holder, dividends paid to you before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the common shares or ADSs and thereafter as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and you should likely assume all distributions are made out of earnings and profits.

        Subject to certain limitations, any Brazilian tax withheld will be creditable against the U.S. Holder's U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

        For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of passive income.

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

Taxation of Capital Gains

        U.S. Holders. Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the holder's gain or loss will be capital gain or loss and any gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. Capital gain of a noncorporate U.S. Holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year.

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

Backup Withholding and Information Reporting

        U.S. Holders. Dividends paid on, and proceeds from the sale or other disposition of, common shares or ADSs to a U.S. Holder generally will be subject to the information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes and exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.
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

H.  Documents on Display

        Any documents that we filed with the SEC, including this Annual Report and its exhibits, may be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants, such as CSN, that file electronically with the SEC at <http://www.sec.gov>.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodity prices will adversely affect the value of financial assets, liabilities, expected future cash flows or earnings. We developed policies aimed at managing the volatility inherent in certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and "over-the-counter" swaps, options and forward contracts.

        In addition to the usual market exposures that arise in our ordinary course of business, we had synthetically invested in equities via derivatives.

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

Interest Rate Risk

        We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, as well as managing the currency and maturity of debt, we manage interest costs through a balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive, but lower risk, fixed-rate debt. We can use swaps, options and other derivatives to achieve the desired ratio between floating rate debt and fixed rate debt. The desired ratio vary according to market conditions: if interest rates are relatively low, the Company will shift towards fixed rate debt.

        We are basically exposed to the following floating interest rates:

        (i) U.S. dollar LIBOR, due to our floating rate dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments, and to the cost of protecting U.S. dollar liabilities in the short-term,

        (ii) TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

        (iii) IGP-M (Brazilian inflation index), due to real-denominated debt indexed to this inflation index, and

        (iv) CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of Dec 2005 *	Notional	2006	2007	2008	2009	2010	2011	Thereafter

U.S. dollar LIBOR (amortization)	198	19	31	25	41	21	22	39
Interest (fixed part)		6	5	4	4	2	1	3

U.S. dollar fixed rate (amortization)	2.678	38	146	356	96	90	70	1.882
Interest		242	235	226	191	184	178	1.620

Euro fixed rate (amortization)	7	3	3	1	0	0	0	0
Interest		0	0	0	0	0	0	0

Euro floating rate (amortization)	12	12	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0	0	0

Yen fixed rate (amortization)	18	18	0	0	0	0	0	0
Interest		1	0	0	0	0	0	0

UMBNDES (amortization)	0	0	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0	0	0

CDI (amortization)	294	283	5	5	0	1	0	0
Interest (fixed part)		0	0	0	0	0	0	0

IGPM (amortization)	191	20	20	126	4	4	4	13
Interest (fixed part)		19	17	14	2	1	1	1

TJLP (amortization)	135	16	16	17	16	15	14	41
Interest (fixed part)		4	4	3	2	2	1	2
BRL fixed rates)		0	0	0	0	0	0	0

Exposure as of Dec 2004 *	Notional	2005	2006	2007	2008	2009	2010	Thereafter

U.S. dollar LIBOR (amortization)	490	111	117	46	45	65	45	61
Interest (fixed part)		11	7	6	5	4	2	5

U.S. dollar fixed rate (amortization)	1.682	237	33	142	338	63	55	814
Interest		147	134	127	119	85	80	262

Euro fixed rate (amortization)	10	3	3	3	1
Interest		1	0	0	0

Euro floating rate (amortization)	4	2	2
Interest (fixed part)		0	0

Yen fixed rate (amortization)	38	18	20
Interest		2	1

UMBNDES (amortization)	60	12	12	12	11	6	4	3
Interest (fixed part)		3	2	2	1	1	0	0

CDI (amortization)	245	0	245
Interest (fixed part)

IGPM (amortization)	94	0	0	0	94
Interest (fixed part)		11	11	11	11

TJLP (amortization)	75	18	18	18	16	5
Interest (fixed part)		7	5	3	1	0

* All figures in U.S. dollars. As we did not control the financial positions of some entities partially owned by us (ITASA, Lusosider and MRS), their debt and the consequent exposure are not included in the 2004 table. Because of the already mentioned reasons and because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

Our cash and cash equivalent instruments were as follows:

	Dec 2004	Dec 2005	Exposure

Cash in reais:	653	152	CDI
Cash in U.S. dollars:	317	1,099	U.S. dollar LIBOR

        The table below shows the average interest rate and the average life of our debt.

	Dec 2004		Dec 2005
	Avg rate%	Avg life	Avg rate%	Avg life

U.S. dollar LIBOR	2.13	3.75	3.24	4.33
U.S. dollar fixed rate	9.10	6.24	9.11	11.28 (with perpetual bond)
Euro fixed rate	4.92	2.16	5.96	1.29
Euro floating rate	6.03	1.53	0.95	0.51
Yen fixed rate	5.46	1.53	6.63	0.75
UMBNDES	4.13	3.19	2.40	2.60
CDI	106.8 of CDI	2.00	106.8 of CDI	0.95
IGPM	11.18	4.00	10.21	3.03
TJLP	7.82	2.64	3.39	4.57

        During 2005, we maintained our decision to not hedge our U.S. dollar fixed-rate exposure due to the low level of U.S. interest rates and to the flat shape of the U.S. dollar yield curve. We shifted part of our position from listed futures to both OTC swaps maturing on the end of the year, just to diminish margin requirements and rollover transaction costs at BM&F (Brazilian derivatives exchange), and to plain vanilla currency options (to diminish a little the cost of protecting). As a consequence, the duration of our U.S. dollar fixed-rate derivatives increased a little from a little less than 1 month in December 2004 to 89 days in December 2005 (see tables below).

        In addition, we have protected (starting in March 2005) the CDI exposure arising from our cash position using DI futures at BM&F: the rationale behind it was to lock-in higher fixed rates in our investment, due to our expectations of an easing cycle in local interest rates.

As of Dec 2005	Notional	Average interest rate (U.S. dollar)	Average maturity (days)
	(in U.S. dollar million)

Swaps (U.S. dollar fixed-rate versus CDI and equity swaps)	1,083	4.22%	95
Futures (U.S. dollar-real)*	618	2.2127	31
Options (long 2.80/3.10 USD call spread)	300	2.95% (net premium paid)	365

Futures (DI – works like a fixed floating (CDI) swap)*	2,450 (million reais)	17.63% (fixed rate)	365

* daily reset

As of Dec 2004	Notional	Average interest rate (U.S. dollar)	Average maturity (days)
	(in U.S. dollar million)

Swaps (U.S. dollar fixed-rate versus CDI)	15	4.55%	13
Futures (U.S. dollar fixed-rate versus CDI)*	10	2.36%	138
Futures (U.S. dollar-real)*	1,191	2.6864	33
Non-deliverable forwards (U.S. dollar-real)	150	2.7523	33

* daily reset

Foreign Currency Exchange Rate Risk

        Fluctuations in exchange rates can have significant effects on our operating results, which in filings with the SEC are presented in U.S. dollars. Therefore, exchange rate fluctuations affect the values of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We attempt to manage our net foreign exchange rate exposures, trying to balance our non-real denominated assets with our non-real denominated liabilities. We use derivative instruments to match our non-real denominated assets to our non-real denominated liabilities, but at any given time we may still have significant foreign currency exchange rate risk exposure.

        Our exposure to U.S. dollar is due to the following contract categories:

(i) U.S. dollar-denominated debt;

(ii) offshore cash;

(iii) currency derivatives (in the case of options, we use the delta as a measure of exposure);

(iv) U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

(v) offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	Dec.2004	Dec.2005

U.S. dollar Liabilities	2,510	3,381
fixed rate	1,682	2,678
floating rate	490	198
UMBNDES*	60	0
trade accounts payable	148	406
other**	130	99

U.S. dollar Assets	2,907	3,581
offshore cash and cash equivalents	317	1,099
derivatives (futures contracts)	1,201	618
derivatives (swaps and NDFs)	165	1,083
derivatives (options)	-	55
trade accounts receivables	128	238
Offshore investments (net of cash)	1,096	243

Total U.S. dollar Exposure	397	(45)
________________________________________
* UMBNDES is an index calculated and published by BNDES (Brazilian development bank), which reflects the movement of a currency basket against the Brazilian real. We consider UMBNDES debt as U.S. dollar indexed exposure because of the correlation between them: 0.995575 in 2003, 0.996330 in 2004 and 0.992096 in 2005.
** other includes (i) debt in foreign currencies that we do not have majority control (such as GalvaSud's, MRS', Tecon's) and that comprise our total exposure in foreign currency debt; (ii) a long Euro exposure of 15 million Euros is included - 24 million Euro of trade receivables which is partially offset by 9 million of Euro indexed debt - and (iii) a US$38 million Yen exposure. The company is not hedging its Yen and Euro exposures against the U.S. dollar but, due to some correlation between those currencies against the Brazilian real, it covers the U.S. dollar component of such exposures.

Offshore investments

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

Equity Risk

        In order to enhance the return of our offshore cash position, which is invested basically in short -term money market instruments, we entered into a few equity swap agreements. The rationale for these transactions is that equities historically yield higher long -term returns than fixed -income securities.

        These transactions were entered in 2003, and we have maintained them ever since: the original swaps were rolled over for an extra year on July 2004 – they were supposed to mature on mid-2005 and we rolled them over to July 2006. The purpose is not to trade equities but to increase long -term returns on our cash, without compromising liquidity.

			Market Value

		Notional
Date	Maturity	Value	Dec 2004	Dec 2005

04/07/2003	07/28/2006	35.8	93.6	108.5
04/09/2003	07/28/2006	5.6	14.5	16.8
04/10/2003	07/28/2006	2.0	5.3	6.1
04/11/2003	07/28/2006	1.0	2.7	3.1
04/28/2003	07/28/2006	1.1	2.5	2.9
04/30/2003	07/28/2006	0.1	0.2	0.2
04/14/2003	07/28/2006	0.2	0.5	0.5
05/15/2003	07/28/2006	0.4	1.1	1.2
05/19/2003	07/28/2006	1.0	2.8	3.2
05/20/2003	07/28/2006	0.3	0.7	0.8
05/21/2003	07/28/2006	0.4	1.2	1.4
05/22/2003	07/28/2006	0.3	1.0	1.1
05/28/2003	07/28/2006	0.4	1.2	1.4
05/29/2003	07/28/2006	0.4	1.2	1.4
06/05/2003	07/28/2006	0.1	0.3	0.3

	Total	49.1	128.8	148.9

PART II

Item 15. Disclosure Controls and Procedures

        An evaluation as of December 31, 2005 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and acting Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and acting Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year. No changes in our internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

        During this evaluation and the process of preparing our 2005 Annual Report, certain items were identified on which a disclosure restatement was needed. This restatement affected our statements of cash flows for the years ended December 31, 2004, 2003, 2002 and 2001, all presented herein, and related to the misclassification of the restricted deposits for legal proceedings as operating activities rather than investing activities. As these deposits are restricted cash and bear interest and are subject to monetary variation, they are considered as investing activities for US GAAP purposes. Consistently, we see this event as a conceptual misunderstanding rather than a failure in our internal controls structure. See note 26(c) to our Consolidated Financial Statements for further details.

        Also, as part of the process of reviewing our registration statement on Form F-4, certain matters have been subject to inquiries by the SEC. As a result, we are restating our consolidated statements of income for the years ended December 31, 2003 and 2002 and our statement of changes in the stockholders' equity as of December 31, 2002 due to an anticipated recognition of a contingent gain, which have now been carried forward to the proper fiscal year of 2003. Additionally, our consolidated statement of income for the year ended December 31, 2003 contained a misclassification of an income tax expense which had been improperly classified as an other operating expense and, as a result, affected our income before income taxes and equity in results of affiliated companies. Once again, consistently we see this event as a conceptual misunderstanding rather than a failure in our internal controls structure. See note 26(c) to our Consolidated Financial Statemen ts for further details.

        During the process of preparing our 2004 Annual Report we discovered a foreign exchange translation error in our US GAAP financial statements, on which we promptly took remedial action by restating our financial results and filing an amendment to our 2004 Annual Report to reflect such changes. The foreign exchange translation error resulted from the misclassification of the foreign currency exchange effects related to the translation of some of our off-shore affiliates in the accumulated other comprehensive loss line-item of our consolidated statements of changes in stockholders' equity instead of in our consolidated results of operations. The foreign exchange translation error had no impact on total stockholders' equity or cash flows as of and for the years ended December 31, 2004, 2003 and 2002 and all other years not presented herein.

        The misclassifications and the error discussed above have not changed the conclusion of our Chief Executive Officer and acting Chief Financial Officer regarding the effectiveness of the design and operation of our disclosure controls and procedures, specially if we consider that the same disclosure controls and procedures allowed us to identify and hence take appropriate measures to address the misclassifications and error mentioned above. The misclassification and error that lead to the restatement were, respectively, conceptual misunderstanding and a discrete foreign currency translation error embedded in a software application which effected our US GAAP financial statements. Having evaluated the cause of these misclassifications and the discrete translation error, our Chief Executive Officer and acting Chief Financial Officer have not changed their view regarding the effectiveness of the design and operation of our disclosure controls and procedures as stated above. Nonetheless, we continue to evaluate and update our disclosure controls and procedures, and our internal controls over financial reporting, which we feel will be effective to prevent future misstatements or error of a similar nature.

Item 16.

A.  Audit Committee Financial Expert

        Although our Board of Directors has determined the members of our Audit Committee, neither of them meets the requirements of an "audit committee financial expert", as defined by the SEC and, therefore, as it is permitted by SEC regulation, we will not have an audit committee financial expert. While the members of our audit committee have financial skills and experience, they primarily have experience with Brazilian generally accepted accounting principles, and thus would not qualify as audit committee financial experts under the SEC's definition.

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

C.  Principal Accountant Fees and Services

        Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2004 and 2005, Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte") acted as our independent auditors. During fiscal year 2004, we hired Deloitte to carry out other work not directly related to the auditing of our financial statements, largely consisting of compliance review on tax matters; those services do not infringe Deloitte's independence. The following table describes the services rendered and the remuneration paid.

	Year ending
	December 31,

	2003	2004

	(In thousands of US$)
Audit Fees	508	797
Audit-Related Fees	579	322
Tax Fees	125	186
All Other Fees	25	57

Total	1,237	1,362

        "Audit Fees" are the aggregate fees billed by Deloitte for the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by Deloitte for services that are reasonably related to the performance of the audit or review of our financial statements. "Tax Fees" are fees for professional services rendered by Deloitte for tax compliance services. Fees disclosed under the category "All Other Fees" refers mainly to out of pocket expenses.

Pre-approval Policies and Procedures

        Board approval is required before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by Deloitte.

E.  Purchases of Equity Securities

        Since the beginning of 2004, in accordance with the limits and provisions of CVM's Instruction #10/80, our Board of Directors approved a number of share buyback programs. The first program was announced on April 29, 2004, and the amount approved was up to 4.7 million shares. The expiration date of the first program was July 27, 2004. The second program was announced on July 28, 2004, and the amount approved was up to 7.2 million shares. The expiration date of the second program was November 1, 2004. The third program was announced on October 27, 2004, and the amount approved was up to 6.4 million shares. The expiration date of the third program was February 11, 2005. The fourth program was announced on December 22, 2004, and the amount approved was up to 5.0 million shares. The fifth program was announced on May 26, 2005, and superseded the fourth program. The amount approved was up to 15.0 million shares. The expiration date of the fifth program was May 26, 2006. As of December 31, 2005, 13,885,900 shares were held in treasury, after several purchases made during 2005.

        The following table sets forth our purchases of our equity securities during each month in 2005 to date(1):

			(c) Total number of	(d) Maximum
			shares purchased	number of shares
	(a) Total number		as part of publicly	that may be yet
	of shares	(b) Average price	announced	purchased under
Periods	purchased(2)	paid per share(3)	program	the programs

Mar 05 (from March 24 until March 27)	950,000	23.499	950,000	4,050,000
May 05 (from May 5 until May 27)	4,202,500	17.458	4,202,500	14,843,000
Jun 05 (from June 1 until June 30)	1,882,600	16.753	1,882,600	12,960,400
Jul 05 (from July 7 until July 29)	327,300	16.865	327,300	12,633,100
Aug 05 (from Aug 10 until Aug 31)	2,823,300	19.751	2,823,300	9,809,800
Sep 05( from Sep 1 until Sep 14)	2,276,700	20.947	2,276,700	7,533,100
Oct 05 (from Oct 20 until Oct 24)	893,000	17.803	893,000	6,640,100
Nov 05 (from Nov 11 until Nov 29)	834,000	20.613	834,000	5,806,100
Dec 05 (from Dec 1 until Dec 29)	4,897,600	21.337	4,897,600	908,500
Jan 06 (from Jan 2 until Jan 24)	393,000	22.753	393,000	515,500
(1) There were no purchases from February until June 2006.
(2) These number of shares purchased may differ from the quantities disclosed in our consolidated financial statements since the table above considers the dates when the purchases occurred whereas in our consolidated statements the shares buyback are recorded at the liquidation dates.
(3) Translated from reais into U.S. dollars based on the average exchange rate during the applicable month.

PART III

Item 18. Financial Statements

        The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu thereon, are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-R
Consolidated financial statements - Restated:
Balance sheets as of December 31, 2004 and 2005	FS-1
Statements of Operations for the years ended December 31, 2003, 2004 and	FS-3
2005
Statements of cash flows for the years ended December 31, 2003, 2004 and	FS-4
2005
Statements of changes in stockholders' equity for the years ended	FS-7
December 31, 2003, 2004 and 2005
Notes to consolidated financial statements - Restated	FS-9

Item 19. Exhibits

Exhibit
Number	Description
1.1	By-laws of CSN, as amended to date.*

2.1
Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended on November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File nº 333-115078) filed with the SEC on April 30, 2004).

4.1	Casa de Pedra Mine Agreement, dated March 15, 2001, by and between CSN and Companhia Vale do Rio Doce.

12.1	Section 302 Certification of Chief Executive Officer and Acting Chief Financial Officer.

13.1	Section 906 Certification of Chief Executive Officer and Acting Chief Financial Officer.
________________________________________
Items 1.1 and 4.1 have already been filed with the SEC along with out 2004 Annual Report.

SIGNATURE

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2006	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer and Acting Chief Financial Officer

	By:	/s/ Otávio de Garcia Lazcano

Name: Otávio de Garcia Lazcano
Title: Financial Director

Companhia Siderúrgica Nacional
Consolidated Financial Statements
For the Years Ended December 31, 2003 (Restated) , 2004 (Restated) and 2005
And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
COMPANHIA SIDERÚRGICA NACIONAL - CSN
Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26, the Company has restated its consolidated financial statements for the years ended December 31, 2004 and 2003.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
Rio de Janeiro, Brazil,

June 27, 2006.

Companhia Siderúrgica Nacional

Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2004	2005

Current assets
Cash and cash equivalents	970	1,241
Short-term investments	143	187
Derivative assets	-	154
Trade accounts receivable, net	382	551
Inventories	769	687
Recoverable taxes	284	112
Deferred income taxes	204	226
Others	155	172

	2,907	3,330

Property, plant and equipment, net	2,143	2,547

Investments in affiliated companies	188	230

Goodwill	45	82

Other assets
Derivative assets	129	-
Restricted investments	30	27
Restricted deposits for legal proceedings	219	283
Intercompany accounts	23	77
Deferred income taxes	257	328
Others	216	253

	874	968

	6,157	7,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Balance Sheets
Expressed in millions of United States dollars
(continued)

Liabilities and stockholders’ equity	As of December 31,

	2004	2005

Current liabilities
Trade accounts payable	242	430
Payroll and related charges	42	31
Taxes payable	261	144
Interest on stockholders’ equity	90	111
Current portion of long-term debt	430	354
Accrued finance charges	57	69
Derivative liabilities	27	152
Others	67	107

	1,216	1,398

Long-term liabilities
Accrued pension cost	226	234
Long-term debt and debentures	2,357	2,942
Accrual for contingencies and disputed taxes payable	968	1,538
Others	64	36

	3,615	4,750

Stockholders’ equity
Common stock – 400,000,000 shares (no par value)
authorized – 272,067,946 shares issued
at December 31, 2005 and 286,917,045 at December 31,
2004 – outstanding shares: 258,182,046 at December 31,
2005 and 276,893,446 at December 31, 2004	2,447	2,447
Capital surplus	53	53
Treasury stock – 13,885,900 shares at December 31, 2005 and
10,023,599 shares at December 31, 2004	(153)	(239)
Retained earnings
Appropriated	310	416
Unappropriated	529	77
Accumulated other comprehensive loss	(1,860)	(1,745)

	1,326	1,009

	6,157	7,157

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Income
Expressed in millions of United States dollars, except share data

	Years ended December 31,

	2003	2004	2005

	As Restated,
	see Note 26
Operating revenues
Domestic sales	1,843	2,895	3,449
Export sales	1,077	1,008	1,224

	2,920	3,903	4,673
Sales taxes	322	735	829
Discounts, returns and allowances	50	84	39
Net operating revenues	2,548	3,084	3,805

Cost of products sold	1,457	1,407	1,837

Gross profit	1,091	1,677	1,968

Operating expenses
Selling	176	156	186
General and administrative	96	109	108
Other expenses, net	74	50	28

	346	315	322

Operating income	745	1,362	1,646

Non-operating income (expenses), net
Financial income (expenses), net	(564)	(510)	(550)
Foreign exchange and monetary gain (loss), net	325	153	183
Others, net	14	(6)	3

	(225)	(363)	(364)
Income before income taxes and equity in results of
affiliated companies	520	999	1,282

Income taxes
Current	(152)	(289)	(458)
Deferred	88	(2)	31

	(64)	(291)	(427)

Equity in results of affiliated companies	9	51	47

Net income	465	759	902

Basic and diluted earnings per common share	1.62	2.68	3.34

Weighted average number of common shares
outstanding (in thousands)	286,917	283,476	270,275

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2003	2004	2005

	As Restated,	As Restated,
	see Note 26	see Note 26
Cash flows from operating activities
Net income	465	759	902
Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization	119	139	166
Foreign exchange and monetary loss (gain), net	(325)	(153)	(183)
Interest accrued	159	286	231
Accrual for contingencies and disputed taxes payable	194	433	424
Accrual for derivatives	176	(223)	272
Deferred income taxes	(88)	2	(31)
Equity in results of affiliated companies	(9)	(51)	(47)
Others	(10)	97	(12)

Decrease (increase) in operating assets
Trade accounts receivable	112	30	(95)
Short-term investments	-	(143)	134
Inventories	(24)	(493)	177
Recoverable taxes	(52)	(129)	202
Others	(19)	34	17

Increase (decrease) in operating liabilities
Trade accounts payable	(41)	65	149
Payroll and related charges	(14)	(11)	(16)
Taxes payable	158	45	(146)
Accrued pension cost	(9)	(33)	(22)
Others	(232)	(300)	(365)

Net cash provided by operating activities	580	354	1,757

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2003	2004	2005

	As Restated,	As Restated,
	see Note 26	see Note 26
Cash flows from investing activities
Additions to property, plant and equipment	(210)	(178)	(290)
Short-term investments and debt securities	-	-	(231)
Restricted deposits for legal proceedings	(11)	(30)	(34)
Acquisition of investments	(34)	(137)	-
Business acquisitions, net of cash acquired	-	(19)	(38)
Loans to related parties	(4)	(1)	-

Net cash used in investing activities	(259)	(365)	(593)

Cash flows from financing activities
Short-term debt, net	(709)	(722)	(529)
Long-term debt
Proceeds	1,517	745	1,200
Repayments	(35)	(8)	(341)
Treasury stock	-	(153)	(365)
Dividends and interest on stockholders’ equity paid	(278)	(242)	(961)

Net cash provided by (used in) financing activities	495	(380)	(996)

Effects of changes in exchange rates on cash and cash
equivalents	79	110	103

Increase (decrease) in cash and cash equivalents	895	(281)	271

Cash and cash equivalents, beginning of year	356	1,251	970

Cash and cash equivalents, end of year	1,251	970	1,241

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year for:
Interest	166	305	347
Income tax and social contribution, including
withholding income taxes	51	112	147

Business acquisitions:
Fair value of assets acquired, including goodwill	-	109	39
Fair value of liabilities assumed	-	(80)	(1)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Purchase price	-	29	38
Cash acquired	-	(10)	-
Purchase price, net of cash acquired	-	19	38

Supplemental noncash financing and investment activities
Interest on stockholders’ equity unpaid in the year	85	90	111

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

Movement of Common Shares (quantities):	Years ended December 31,

	2003	2004	2005

Balance, beginning of year (*)	286,917,045	286,917,045	276,893,446

Treasury stock acquisition	-	(10,023,599)	(18,711,400)

Balance, end of year	286,917,045	276,893,446	258,182,046

(*) Adjusted for the effect of reverse stock split – See Note 15a

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year			(153)

Stock acquisition		(153)	(365)

Stock cancellation			279

Balance, end of year		(153)	(239)

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance, beginning of year	(2,151)	(2,026)	(1,860)
Change in the year	125	166	115

Balance, end of year	(2,026)	(1,860)	(1,745)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data
(continued)

	Years ended December 31,

	2003	2004	2005

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	226	169	184
Addition to reserve	169		64
Transfer from (to) unappropriated retained earnings	(226)	15	24

Balance, end of year	169	184	272

Legal reserve
Balance, beginning of year	56	86	126
Addition to reserve	18	33
Transfer from (to) unappropriated retained earnings	12	7	18

Balance, end of year	86	126	144

Total balance, end of year	255	310	416

Unappropriated retained earnings
Balance, beginning of year	(124)	78	529
Effect on restatement (See Note 26)	(32)	-	-

Balance, beginning of year (Restated)	(156)	78	529
Net income (Restated)	465	759	902
Dividends and interest on stockholders’ equity	(258)	(253)	(969)

Stock cancellation	-	-	(279)

Appropriation from (to) reserves	27	(55)	(106)

Balance, end of year	78	529	77

Total retained earnings	333	839	493

Total stockholders’ equity	807	1,326	1,009

Comprehensive income
Net income (Restated)	465	759	902
Translation adjustments for the year	125	166	115

Total comprehensive income (Restated)	590	925	1,017

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

			Ownership (%)
	2004		2005		Main Activities

	Direct	Indirect	Direct	Indirect

CSN Overseas	100.00		100.00		Financial Operations
Cinnabar				100.00	Participation in other companies
					through equity stakes
INAL – Indústria Nacional de Aços Laminados	99.99		99.99		Steel Products Service Center
CSN Energia	99.90		99.90		Trading of Electric Power
CSN Export	100.00		100.00		Trading company
CSN Islands (1)	100.00				Financial Operations
CSN Islands II (1)	100.00				Financial Operations
CSN Islands III (1)	100.00				Financial Operations
CSN Islands IV (1)	100.00				Financial Operations
CSN Islands V (1)	100.00				Financial Operations
CSN Islands VII	100.00		100.00		Financial Operations
CSN Islands VIII	100.00		100.00		Financial Operations
CSN Islands IX	100.00		100.00		Financial Operations
CSN Islands X			100.00		Financial Operations
CSN Participações Energéticas (1)	99.70				Participation in other companies
					through equity stakes
CSN I	100.00		99.99		Participation in other companies
					through equity stakes
GalvaSud (2)	15.29	84.71	15.29	84.71	Steel Products Service Center
Inal Nordeste	99.99		99.99		Steel Products Service Center
CSN Cimentos	99.99		99.99		Cement manufactory
ERSA – Estanho de Rondônia S.A. (4)			99.99		Mining
Cia. Metalic Nordeste	99.99		99.99		Metallurgy
CSN Steel	100.00		100.00		Participation in other companies
					through equity stakes
Tangua (5)		100.00		100.00	Participation in other companies
					through equity stakes
CSN Aceros		100.00		100.00	Participation in other companies
					through equity stakes
Sepetiba Tecon	20.00	80.00	20.00	80.00	Maritime port services
CSN Iron (3)	100.00		100.00		Financial Operations
CSN Energy	100.00		100.00		Participation in other companies
					through equity stakes
Energy I		100.00		100.00	Participation in other companies
					through equity stakes
CSN Cayman	0.01	99.99	0.01	99.99	Trading company
Management Services (1)		100.00			Services

CSN Panama	100.00		100.00		Participation in other companies
					through equity stakes
Jaycee				100.00	Participation in other companies
					through equity stakes
CSN Holding LLC (5)		100.00		100.00	Participation in other companies
					through equity stakes

			Ownership (%)
	2004		2005		Main Activities

	Direct	Indirect	Direct	Indirect

CSN Partner LLC		100.00		100.00	Participation in other companies
					through equity stakes
Companhia Siderúrgica Nacional LLC		100.00		100.00	Steel Products

1) These companies were liquidated in December 2005.
2) GalvaSud: Until June 2004, the Company jointly-controlled GalvaSud with another shareholder, Thyssen-Krupp Stahl (“TKS”). In June 2004, the Company increased its equity participation from 51% to 100% by acquiring the shares owned by TKS, and as of that date the Company started consolidating GalvaSud. See note 10.
3) CSN Iron: In October 2004, CSN Panama transferred the total of its investment in CSN Iron to CSN Steel.
4) ERSA: In April 2005, the Company acquired 100% of ERSA’s capital, which has been consolidated since that date.
5) During 2005 the investments in Tangua and CSN Holding LLC were transferred to CSN Steel and CSN Panama, respectively.

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

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.6544 and R$2.3407 to US$1.00 at December 31, 2004 and 2005, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable period. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

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

(c) Inventories

Inventories are stated at the lower of average cost or estimated market value. Losses for slow-moving or obsolete inventories are recorded when considered appropriate.

The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than in inventories.

(d) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Joint ventures in which the Company has a majority interest, but, through stockholders’ agreements, does not have effective management control are also accounted for under the equity method, such as GalvaSud until June 2004. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from stockholders’ equity. Losses are recorded on equity investments with negative stockholders’ equity when applicable. The stockholders’ equity of the affiliated companies are adjusted to comply with US GAAP for equity method purposes.

The Company accounts for its investment securities in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

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

(g) Revenues and expenses

Revenues are recognized when persuasive evidence of the basis of the sale exists, the products have been delivered to the customer or shipped and the risk of ownership has passed to the customer, the price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are recognized on the accrual basis. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to US$102.0, US$105.6 and US$141.9 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company reflects value-added taxes as a reduction of gross operating revenues.

Revenues from the sale of electricity through the Mercado Atacadista de Energia (the “MAE”) now denominated Câmara de Comercialização de Energia Elétrica (the “CCEE”) are recorded on an accrual basis in accordance with information registered on the CCEE and communicated to the Company by the CCEE.

(h) Environmental and remediation costs

The Company provides for remediation costs and penalties when a loss is probable and the amount of associated costs is reasonably determinable. Generally, the timing of remediation accrual coincides with completion of a feasibility study or the commitment to a formal plan of action.

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

(i) Research and development costs

Expenditures for research and development of new products for the years ended December 31, 2005 were US$10 (US$8 in 2004 and 2003). All such costs are expensed as incurred.

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

The Company provides disclosures related to its employee pension and post-retirement benefits in accordance with SFAS No. 132 “Employers’ Disclosure About Pensions and Other Post-retirement Benefits” and SFAS No. 132 (revised 2003) “Employers’ Disclosure About Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”).

(k) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”. The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. The Company maintains full provisions for such tax liabilities because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, unappealable judgment is issued in the Company's favor. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

(l) Employee profit participation plan

The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40%, limited to one month’s salary per employee plus a specified amount (US$812.51 in 2005). Expenses related to the employee profit participation plan are recorded in general and administrative expenses and amounted to US$21 in 2005 (US$16 in 2003 and 2004).

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

(p) Earnings per share

The Company presents its earnings per share in accordance with SFAS No. 128 “Earnings Per Share”. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the year. The Company does not have any potentially dilutive common shares outstanding and, accordingly, diluted earnings per share is equal to basic earnings per share. The effects of stock splits are reflected retroactively in the calculation of earnings per share for all periods presented.

(q) Concentration of credit risk

Financial instruments that potentially subject CSN to concentrations of credit risk are cash and cash equivalents, trade accounts receivable and derivatives. CSN limits its credit risk associated with cash and cash equivalents and derivatives by placing its investments with (1) highly-rated financial institutions in short-term investments and (2) Brazilian government notes. With respect to trade accounts receivable, CSN limits its credit risk by performing ongoing credit evaluations and, depending on the results of the evaluation, requiring letters of credit, guarantees or collateral. CSN’s products are utilized in a wide variety of industry segments, therefore accounts receivable and sales are not concentrated in one single industry and, accordingly, management does not believe significant concentration of credit risk with respect to any one industry exists.

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

(s) Interest attributed to stockholders

As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11% for the year 2003, and 9.75% for the years 2004 and 2005). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2005 and 2004 with a direct charge to stockholders’ equity.

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

3 Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS 151 “Inventory Costs – an Amendment of ARB No.43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS 153 “Exchange of Nonmonetary Assets – an Amendment of APB Opinion No.29”. This statement addresses the measurement of exchanges of nonmonetary assets by eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replacing it with an exception for exchanges that do not have commercial substance. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”, which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact on the financial position, results of operations or cash flows.

In July 2005, the FASB issued FSP No. APB 18-1 “Accounting by an Investor for its Proportionate Share of Accumulated other Comprehensive Income of an Investee Accounted for under the Equity Method in accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which sets reporting on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. The Company will apply this statement, if applicable, from fiscal periods beginning after July 2005.

In October 2005, the FASB issued FAS No. 13-1 “Accounting for Rental Costs Incurred During a Construction Period”, which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The Company will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In November 2005, the FASB issued PSP Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other Than-Temporary Impairment and its Application to Certain Investments”, which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. The Company will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments”, which amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities” and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The Company will apply this statement in the event it occurs in fiscal periods beginning after September 15, 2006.

4 Business acquisitions

CSN Aceros

In November 2003, the Company and CVRD entered into a share purchase and sale contract. The Company increased its interest from 37.5% to 100% in CSN Aceros, and thereby became, through its subsidiary CSN Panama, the majority shareholder of Sepetiba Tecon. The Company initially recognized goodwill in the amount of US$25 and classified the goodwill under other assets in the balance sheet for the year ended December 31, 2003 pending finalization. The Company applied SFAS 141 “Business Combinations” and, accordingly, the purchase price allocation was finalized in 2004 and the amount of US$25 previously recognized as goodwill was reallocated to Other Assets as intangible assets, concession agreement.

GalvaSud

Incorporated in May 1998 through a joint venture between CSN (51.0%) and TKS (49.0%), GalvaSud began its operational activities in December 2000. GalvaSud operates a galvanizing line for hot immersion and laser lines. On June 22, 2004, the subsidiary CSN I acquired 8,262,865,920 common shares of GalvaSud in exchange for the full payment of all GalvaSud financial debts and also acquired for US$26.8 the shares held by TKS. After the acquisition, CSN became the holder of a 15.29% stake on a direct basis and 84.71% stake on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I. The Company applied SFAS 141 for the 49% acquisition and, accordingly, the purchase accounting method resulted in the following figures:

Acquisition of business:	GalvaSud
June 30, 2004

Fair value of assets acquired, including goodwill	68
Fair value of liabilities assumed	(80)

Net equity at fair value	(12)

Cash paid for the acquisition	29

Goodwill	41

The pro forma effects of the Galvasud acquisition on the Company's consolidated financial statements were not material.

ERSA

On April 7, 2005, the Company acquired 100% of ERSA’s capital, the Brazilian second major stain producer for R$100 million (US$38). The Company aims to improve synergy of its production process, since stain is an important raw material. The Company applied the purchase accounting method in accordance with SFAS 141 and the figures were as follows:

Acquisition of business:	ERSA
March 31,
2005

Fair value of assets acquired	11
Fair value of liabilities assumed	(1)

Net equity at fair value	10
Cash paid for the acquisition	38

Goodwill	28

The pro forma effects of the ERSA acquisition on the Company's consolidated financial statements were not material.

The goodwill of US$41 and US$28 shown in the tables above are subject to impairment testing at least annually as determined by SFAS 142.

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2003	2004	2005

	As Restated, see
	Note 26
Income before income taxes and equity in results
of affiliated companies	520	999	1,282

Federal income tax and social contribution at
statutory rates	(177)	(340)	(436)

Adjustments to derive effective tax rate
Interest on stockholders’ equity	29	31	38
Nontaxable income from operations outside
Brazil (Restated)	-	61	-
Reversal of disputed taxes payable, net	56	-	-
Tax benefit related to net operating loss
carryforwards	72	11	-
Other permanent differences	(44)	(54)	(29)

Tax expense per statements of income	(64)	(291)	(427)

The Company generates taxable income from operations in Brazil and abroad, which are composed as follows (as per tax books);

	For the years ended December, 31

	2003	2004	2005

Taxable income in Brazil	289	753	1,234
Foreign taxable income	108	-	51

The major components of deferred income tax accounts in the balance sheets are as follows:

	As of December 31,

	2004	2005

Current assets
Tax loss carryforwards	86	77
Deductible temporary differences	118	149

Current deferred tax assets	204	226

Non-current assets
Deductible temporary differences	209	265
Accrued pension cost	77	79
Property, plant and equipment – basis difference	(29)	(16)

Non-current deferred tax assets	257	328

The Company’s management believes that the deferred tax assets are fully realizable and, therefore, no valuation allowance has been recognized.

The deferred tax assets related to income tax loss carryforwards and social contribution negative basis carryforwards, in the amounts of US$86 and US$57 as of December 31, 2004 and 2005, respectively, were recognized based on the history of CSN’s profitability and on the expectation of future profitability. These benefits are expected to be completely realized in 2006, except for the tax credit related to the accrued pension cost which will be realized in accordance with the amortization of such accrual. Tax loss carryforwards do not expire under Brazilian tax law.

6 Cash and cash equivalents

	As of December 31,

	2004	2005

Cash in hand and bank deposits
Local currency	31	56
Time deposits
U.S. dollars	317	1,099
Investment Funds
Local currency	622	86

Total	970	1,241

Management has been investing surplus cash in time deposits and investment funds. Investments funds are comprised, mainly, of short-term Brazilian Government bonds with maturity of three months or less when purchased.

7 Short-term investments

Short-term investments are comprised as follows:

	As of December 31,

	2004	2005

Brazilian Government Bonds	141	174

Debentures	2	13

Total	143	187

Brazilian Government Bonds were classified as trading in 2004 and sold at the beginning of 2005. The Company acquired Brazilian Government Bonds during 2005 and has classified them as held-to-maturity securities in accordance with SFAS 115 recognized at cost plust interest in the results of operations.

8 Trade accounts receivable

	As of December 31,

	2004	2005

Domestic	285	354
Export - Denominated in U.S. dollars	128	238

	413	592
Allowance for doubtful accounts	(31)	(41)

Total	382	551

Supplementary information – valuation and qualifying accounts for accounts receivable:

Allowance for
Doubtful Accounts
Balance as of December 31, 2002	(28)

Additions – charged against Selling expenses	(15)
Translation adjustment	(5)

Balance as of December 31, 2003	(48)

Reversal of previous charges credited to Selling expenses	7
Additions – charged against Selling expenses	13

Translation adjustment	(3)

Balance as of December 31, 2004	(31)

Additions – charged against Selling expenses	(9)
Amounts written-off	3
Translation adjustment	(4)

Balance as of December 31, 2005	(41)

The Company maintained a receivable balance related to energy sales in the amount of US$38 as of December 31, 2005 (US$37 as of December 31, 2004). From the receivable balance, the amount of US$25 as of December 31, 2005 (US$29 as of December 31, 2004) is due by concessionaries with temporary court injunctions that suspends the corresponding payments. The Company’s management understands that an allowance for doubtful accounts is not applicable in view of the judicial measures taken by the wholesale market called Câmara de Comercialização de Energia Elétrica (“CCEE”) (former MAE) to challenge those injunctions and assure the fullfillment of the energy market commercialization rules established for the period from September 2000 to September 2002 and, accordingly, assure the collectibility by the Company.

No single customer accounted for more than 10% of total trade accounts receivable at December 31, 2004 or 2005, or total revenues in any of the three years in the period ended December 31, 2005. As of December 31, 2004 and 2005, the Company fully provided for the receivables from certain customers, after negotiations over past due accounts failed.

Allowance for doubtful accounts is in an amount considered by management to absorb eventual losses on uncollectible accounts.

9 Inventories

	As of December 31,

	2004	2005

Finished goods	192	199
Products in process	89	195
Raw material	423	199
Maintenance supplies	58	74
Other	7	20

Total	769	687

10 Investments in affiliated companies

	As of and for the years ended December 31

	Direct	Direct
	Ownership	Ownership			Equity in results of
	2004	2005	Investments		affiliated companies

Investments in affiliated	Total	Total	2004	2005	2003	2004	2005

companies
Infrastructure/ energy
MRS Logística	32.22%	32.22%	53	110	13	46	61
Itá Energética	48.75%	48.75%	94	99	(1)	14	8

			147	209	12	60	69

	As of and for the years ended December 31

	Direct	Direct
	Ownership	Ownership			Equity in results of
	2004	2005	Investments		affiliated companies

Investments in affiliated	Total	Total	2004	2005	2003	2004	2005

companies

Steel
Lusosider Projectos
Siderúrgicos	50.00%	50.00%	41	21	(1)	1	(10)

			41	21	(1)	1	(10)

			188	230	11	61	59

Provision for loss on
investments(2)
Infrastructure
Companhia Ferroviária do
Nordeste	49.99%	49.99%	(12)	(23)	(7)	(10)	(12)
			(12)	(23)	(7)	(10)	(12)
Steel
GalvaSud	(1)				5

					5

			(12)	(23)	(2)	(10)	(12)

Total					9	51	47

(1) Started consolidating in 2004
(2) Recorded as other long-term liabilities

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

Itá Energética

Formed in July 1996, this special-purpose company was responsible for the construction of the Itá hydroelectric facility, a 1,450 MW power facility that was built on the Uruguay river in southern Brazil. On December 31, 2004, the investment in Itá Energética, in the amount of US$94 (US$75 in 2003), was transferred from investments for sale in other assets to permanent investment. This investment has been accounted for under the equity method since 1996.

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

11 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2004	2005
Logistics
MRS Logística	4	4

	4	4

Mining
ERSA		32

		32

Steel
GalvaSud	41	46
Cia Metalic Nordeste	26

	67	46

Impairment charge – Cia Metalic Nordeste	(26)

	45	82

In 2004, the goodwill of US$26 recognized in the purchase of Cia Metalic Nordeste was considered fully impaired, accordingly, an impairment charge of US$26 was recorded in other operating expenses. The method used to compute the fair value was the present value of estimated future discounted cash flow of Metalic which showed that the projection of previously anticipated cash flow of the operation will not be realized.

12 Property, plant and equipment

	As of December 31, 2004

		Accumulated
	Cost	Depreciation	Net

Land	21		21
Buildings	134	13	121
Equipment	3,032	1,142	1,890
Furniture and fixtures	23	18	5
Vehicles	5	4	1
Others	79	31	48

	3,294	1,208	2,086
Construction in progress	57		57

	3,351	1,208	2,143

	As of December 31, 2005

		Accumulated
	Cost	Depreciation	Net

Land	30		30
Buildings	201	29	172
Equipment	3,507	1,410	2,097
Furniture and fixtures	31	23	8
Mines and deposits	4		4
Others	148	66	82

	3,921	1,528	2,393
Construction in progress	154		154

	4,075	1,528	2,547

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2003, 2004 and 2005, capitalized interest amounted to US$8, US$1 and US$5, respectively.

As of December 31, 2004 and 2005, the fixed assets securing financial obligations amounted to US$669 and US$21, respectively.

13 Restricted investment

As part of a receivable securitization program instituted by CSN Export, the Company was required to establish a restricted account as collateral for CSN Export´s obligations under the program.

The amount of restricted investments equals the highest principal amount due of the restricted account on any remaining payment date with respect to the related senior notes then outstanding, together with interest and fees and other expenses due on maturity of the securitization program (see note 14 (b)). The yield received on the deposit approximates money market rates.

14 Loans and financing

	As of December 31,

	2004				2005

	Long-term		Current portion		Long-term		Current portion

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-payment	100		25	70	92		8
Securitized Receivables		344				519		29
Euronotes		1,104		216		1,303
Perpetual notes						750
BNDES/Finame	215		53	3

Financed imports	82	22	15	3	98		16	1
ECAs-bilateral agreements	23		20				19
Advances on export contracts
Other	33	31	3			50		1

	453	1,501	116	292	190	2.622	43	31

Denominated in
Brazilian Reais

BNDES/Finame	56	2	18	3		2		1
Debentures	339				122		278
Other	3	3		1	3	3		1

	398	5	18	4	125	5	278	2

Current portion of
Long-term debt
Principal

	851	1,506	134	296	315	2,627	321	33

Total of loans and financing	2,357		430		2,942		354

Loans with certain agents contain certain restrictive clauses, with which the Company is in compliance.

At December 31, 2005, the Company’s indebtedness had annual interest rates as follows:

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 9.5%		2
General price index (“IGP-DI”)	IGP-DI plus 2.17%	3
General index of market price (“IGPM”)	IGPM plus 10%	122
Others	Zero to 14%		3

		125	5

Denominated in foreign currency

United States dollar (including Libor, if
any)	Zero to 10.75	186	2,622
Euro	3.065 to 5.74	4

		190	2,622

		315	2,627

		2,942

Indices (average) applied to debt in each year are as follows:

	%

	2003	2004	2005

TJLP – Long-term interest rate	12.01	10.18	9.75
CDI – Interbank deposit certificate	23.28	16.17	19.00
IGPM –General index of market price	8.71	12.41	1.27
IGP – DI – General index of market price	7.67	12.14	1.22
United States dollar exchange rate change	(18.23)	(8.13)	(11.84)
Japanese yen exchange rate change	(9.30)	(3.97)	(23.53)
Euro	(1.37)	(0.85)	(23.50)

The long-term portion of the Company’s debt outstanding at December 31, 2005 becomes due as follows:

2007	172
2008	502
2009	138
2010	112
2011	91
2012 and thereafter	1,177
Perpetual securities	750

Total	2,942

Security for the Company’s debt outstanding at December 31, 2005 was as follows:

Property, plant and equipment	21
Notes receivable from foreign clients	1,303
Imports	95
Bank guarantee	54

Total	1,472

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

In conformity with the terms of the “Private Deed for Issuance of Nonconvertible Unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance”, dated as of January 10, 2002, and in compliance with the provisions of CVM instruction nº 358, the Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second series debentures covered by the deed, representing a total of fifteen thousand (15,000) debentures in the total amount of R$150 million (US$51), which occurred on February 9, 2004. On August 31, 2004, the Board of Directors approved the redemption of all first series debentures, issued in 2002, representing a total of fifty four thousand (54,000) debentures in the total amount of R$540 million (US$191), which occurred on October 4, 2004. As the debentures were purchased at their carrying amounts, the repurchases had no impact on the Company’s results.

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

In July 2005, the Company issued perpetual notes in the amount of US$750 which bear interest at 9.5% a.a. The Notes have no maturity date; however, as from 2010, the Company has the right to settle the Notes at the interest due dates.

Amortizations and fund raisings held by the Company’s subsidiaries in the year ended on December 31, 2005, are as follows:

Amortizations

		Principal		Interest (%)
Subsidiary	Description	(US$ million)	Maturity	rate (p.a.)

CSN Islands III	Notes	75	April/2005	9.75
CSN Export	Securitization	109	Feb, May and June/2005	4.77
CSN Islands V	Notes	150	July/2005	7.875
CSN Export	Securitization	7	Nov/2005	7.28

		341

During 2005, the Company prepaid certain long-term financing contracts with BNDES. These early repayments were made at the carrying value at the date of the extinguishment of the debts with no gains or losses resulted therefrom.

Fund Raisings

		Principal				Interest
		(US$		Term		(%)
Subsidiary	Description	million)	Issuance	(years)	Maturity	rate (p.a.)

CSN Islands
IX	Notes	200	Jan/2005	10	Jan/2015	10
CSN Export	Securitization	250	June/2005	10	May/2015	6.148
CSN Islands	Perpetual
X	securities	750	August/2005	-	Indeterminate	9.5

		1,200

The funds raised in the operations were used for working capital, increasing the Company’s liquidity.

15 Stockholders’ equity

(a) Capital

At the Annual and Extraordinary General Meeting held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004 to reverse split the shares of capital stock, whereby each share of capital stock first became represented by 4 shares, followed by a reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in a reverse split of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR. The Company’s capital stock on December 31, 2004 and 2005 was comprised of 286,917,045 and 272,067,946 common shares, respectively, after giving retroactive effect to this reverse stock split. Each common share entitles the owner to one vote.

(b) Treasury stock

The Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction No. 10/80.

Treasury stock as of December 31, 2005 was as follows:

	Amount Paid	Per Share Cost (in US$)

Number of Shares	for Shares (in US$)	Minimum	Maximum	Average

13,885,900	239	15.33	21.44	19.62

While maintained in treasury, these shares are not entitled to receive dividends and have no property or voting rights. As of December 31, 2005, the market value of the shares held in treasury amounted to US$298 (US$190 as of December 31, 2004).

(c) Appropriated retained earnings

Brazilian laws and CSN’s By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

  Investment reserve - this is a general reserve for future expansion of CSN’s activities.
  Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined in the Brazilian Corporate Law. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

(d) Dividends and interest on stockholders’ equity

The Company’s By-laws guarantees a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2004 and 2005 , retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2004 included the amount of US$184 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. At December 31, 2005, the amount of US$111 recorded in appropriated retained earnings was transferred to interest on stockholders' equity and classified under current liabilities for payment in 2006.

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2005, CBS had 24,330 participants, of whom 18,549 were contributors (24,031 and 18,253, respectively, at December 31, 2004) enrolled in the benefit plans, including 7,972 active (7,411 at December 31, 2004) and 16,358 retired (16,620 at December 31, 2004) employees. Of the total participants, 15,975 belong to the defined benefit plan and 8,355 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2005, CBS owned 11,831,289 common shares of CSN with a market value at December 31, 2005 of US$252. During 2005, CBS received US$41 of dividends and interest on stockholders’ equity from these shares and received in exchange for its CSN Invest’s quotes 1,411,601 common shares of CSN. No shares were purchased or sold during 2005. In compliance with the laws CMN No.3.121 and CMN No.3,305, of September 25, 2003 and July 29, 2005, respectively, during 2005 CBS made a redemption of the total quotas of the Investment Club of CSN, totaling 249,080 thousand quotas, with a recorded value of US$35.2 as of December 31, 2004. A portion thereof was received in 1,411,601 common shares of CSN and the remaining in cash. Pension assets totaled R$1.9 billion (US$716) and R$2 billion (US$852) at December 31, 2004 and 2005, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of the Company registered the following allocation as of December 31, 2005:

  27.9% in nominal bonds to guarantee the short-term liabilities;
  23.4% in inflation-indexed assets to guarantee the long-term liabilities;

  40.4% in stocks to increase the expected long term return;
  4.0% in real estate as a strategy of diversification; and
  4.3% in loans to participants.

(b) Expected long-term rate of return on assets

The expected return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in CBS’s investment policy and budget for year 2006. For purposes of expected return on plan assets were considered short and long-term scenarios for each category of assets and no historical basis was taken into consideration. Accordingly, the resultant rates are shown in the table below.

	Assets Allocation (%)			Weighted-Average Expected Rate of Return (%) *

Asset Category	December	December	Target
	31, 2004	31, 2005

Debt Securities	46.9	40.4	40.0	26.0
Equity Securities	44.0	51.3	52.0	15.0
Real Estate	4.8	4.0	3.4	11.3
Loans	4.3	4.3	4.6	19.7
Total	100.00	100.00	100.00	19.7

* Nominal rates. Although the target allocation; together with the expected long-term rate of return for each asset category, results in an expected return rate of 19.66%, CBS decided to adopt a more conservative rate of 14.45% (9% real and 5% inflation).

(c) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. The Company’s contributions to the plan during 2003, 2004 and 2005 amounted to US$4.0, US$4.7 and US$5.4, respectively.

(d) Defined benefit plan

The Company performs its defined benefit plan actuarial assumptions using December 31 of each year as the measurement date. Information with respect to the Company’s defined benefit plan as of December 31 is as follows:

Change in benefit obligation

	2004	2005

Projected benefit obligation at beginning of year	342	383
Service cost	1

Interest cost on PBO	41	53
Actual benefits payments	(41)	(49)
Effect of curtailment	4
Effect of settlement	(25)
Effect of exchange rate changes	32	57
Actuarial loss	29	115

Projected benefit obligation at end of year	383	559

Change in plan assets

	2004	2005

Fair value of plan assets at beginning of year	212	269
Actual return on plan assets	84	47
Employer contributions	21	24
Employee contributions	1	3
Actual benefits payments	(41)	(49)
Effect of settlement	(25)
Effect of exchange rate changes	17	36

Fair value of plan assets at end of year	269	330

Accrued pension cost liability

	2004	2005

Funded status, excess of projected benefit obligation over plan assets	114	229
Unrecognized actuarial gain	112	5

Accrued pension cost liability	226	234

Net periodic pension cost includes the following components for the years presented:

	2003	2004	2005

Service cost	2	1	-
Interest cost on projected benefit obligation	38	41	53
Expected return on plan assets	(16)	(26)	(38)
Net amortization and deferral	(2)	(5)	(12)

	22	11	3
Employee contributions	(2)	(1)	(3)

Net periodic pension cost	20	10	-

The expected net periodic pension cost, calculated in accordance with SFAS 87 for the year ending December 31, 2006, amounts to R$55 million (US$24 translated at the December 31, 2005 exchange rate) for the defined benefit plan.

Interest cost	60.6
Expected return on assets	(36.0)
Amortizations

Periodic post retirement benefit cost	24.6

Expected employee contributions	(0.9)

Net periodic pension cost	23.7

Actuarial assumptions used for the calculations were:

	2003	2004	2005

Discount rates	Inflation plus 8%	Inflation plus 8%	Inflation plus 6%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 8%	Inflation plus 8%	Inflation plus 6%
Mortality	UP94 Table	UP94 Table	UP94 Table
	segregated by sex	segregated by sex	segregated by sex
	and set forward	and set forward	and set forward
	3 years	3 years	2 years
Disability	Mercer disability	Mercer disability	Mercer disability
	multiplied by two	multiplied by two	multiplied by two
Disabled mortality	Winklevoss	Winklevoss	Winklevoss
Turnover	2% per year	2% per year	2% per year
Retirement age	100% when first	100% when first	100% when first
	eligible for a	eligible for a	eligible for a
	retirement benefit	retirement benefit	retirement benefit

The projected annual inflation rate adopted was 5% for all years presented.

The discount rates and expected long-term rate of return on assets have been changed for 2005, as management believes the rate of 6% more adequately reflects CBS’s assets profitability and Brazil’s projected economic scenario.

Funded status

	2004	2005

Actuarial present value of:
Vested benefit obligation	383	557
Non-vested benefit obligation	1	2

Total accumulated benefit obligation	384	559

Projected benefit obligation	384	559
Fair value of plan assets	(269)	(330)

Unfunded position	115	229
Net actuarial gain	111	5

Accrued pension cost liability	226	234

As a result of a general salary increase granted by CSN at the time of its privatization and a decline in the value of CBS’s assets, CBS had substantial unfunded projected defined benefit obligations. In August 2002, the Secretaria da Previdência Complementar – SPC, approved a proposal for the payment of the unfunded projected obligations, replacing and supplementing an agreement in place since January 1996. Under the new agreement, CSN, as the plan’s sponsor, is paying the unfunded projected defined benefit obligations in monthly installments over 20 years, beginning in June 2002. Under the new agreement, CSN is also obligated to make additional payments in the event CBS does not have adequate cash to meet the defined benefit plan’s obligations and will be entitled to a refund of any surplus not required to meet such obligations. The new agreement is included in CSN’s pension obligations of US$234 in December 31, 2005 and in the net periodic pension cost reflected in these consolidated financial statements prepared in accordance with US GAAP.

(e) Expected contributions

Defined benefit plan

The expected Company’s contributions for 2006, amounting to R$57.7 million (US$24.7 translated at the December 31, 2005 exchange rate), were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefits payments for 2006, amounting to R$114.4 million (US$48.9 translated at the December 31, 2005 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefits payments, translated at the December 31, 2005 exchange rate, are as follows:

2006	49
2007	51
2008	52
2009	54
2010	56
2011 to 2015	302

Hybrid plan

The expected Company’s contributions for 2006 for the defined benefits portion amount to R$1.5 million (US$0.6 translated at the December 31, 2004 exchange rate) and for the defined contribution portion amount to R$9.5 million (US$3.6 translated at the December 31, 2004 exchange rate).

The estimated future benefits payments, translated at the December 31, 2005 exchange rate, are as follows:

2006	3
2007	3
2008	3
2009	3
2010	3
2011 to 2015	17

(f) Migration from defined benefit plan to defined contribution plan

On December 4, 2003, the Deliberative Council of CBS approved the implementation of two important processes:

Reopen the offer to participants in the defined benefit plan to switch to the defined contribution plan. As of December 31, 2005, of 485 active employees, 402 had been transferred to the defined contribution plan, representing approximately 83% of the active employees.

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

17 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. The amounts paid on dismissal totaled US$4, US$6 and US$5 for the years ended December 31, 2003, 2004 and 2005, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

18 Commitments and contingencies

(a) Accruals and deposits

The accrual for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2004		As of December 31, 2005

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		3		13
Civil		3		6

		6		19

Long-term
Labor	12	45	16	14
Civil		25	12
Tax
IPI		268		653
Social contribution	83	131	155	252
Income tax	81	151	38	202
PIS/COFINS – Law No. 9,718/99		98		125
CPMF		105	1	158
Other taxes	41	71	58	59
Environmental		4		9

Other	2	70	3	66

	219	968	283	1,538

The accruals for contingencies were estimated by CSN's management and were substantially based on (i) known facts and circumstances, (ii) management's experience, and (iii) the opinions of its tax and legal advisors. CSN records accruals for contingencies for lawsuits classified as probable losses. Additionally, CSN has accrued amounts for (i) certain tax liabilities for which CSN is disputing payment with the applicable taxing authorities and (ii) certain tax liabilities for which CSN is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. CSN maintains full provisions for such tax liabilities since statutory obligations and tax legislation in force require CSN to pay the related taxes. Therefore, CSN does not believe that it is exposed to any significant losses above the amounts currently accrued for disputed taxes payable. The Company does not recognize unused credits. Accruals for contingencies, disputed taxes payable and the related legal deposits are updated at the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

CSN classifies an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2005, US$19 had been classified as short-term accrual for contingencies (US$6 as of December 31, 2004). This usually occurs when a final, non-appealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

The deposits for contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) judicial orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted in favor of the Company, the deposit is forfeited and returned to the Company in cash and the deposit account is appropriately offset. When such a judicial order is granted in a manner unfavorable to the Company, the deposit is used to offset the related liability and the deposit account is appropriately offset.

CSN is party to other judicial and administrative proceedings not described in these notes, involving a total of approximately US$428 as of December 31, 2005 (US$111 as of December 31, 2004), which are mainly tax-related and were previously considered as remote. CSN's legal counsel deemed there is a possible risk of losses arising from these lawsuits. The Company’s management, based on the assessment of its legal counsel and tax advisors that the likelihood of losses were only possible, have not recorded accruals with respect to these lawsuits.

Labor contingencies

For 2005, these are primarily represented by 7,232 (5,385 in 2004) labor claims in which CSN is the defendant. For 2005, the amount of the accrual relating to probable losses for these contingencies was US$14 (US$48 in 2004). In 2005, the Company’s legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, management reversed certain labor claims which are currently considered as possible. Most of the lawsuits are related to CSN’s joint liability with independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by CSN.

The lawsuits related to CSN’s joint liability with independent contractors represent a large portion of the total labor lawsuits against the Company and originate from the non-payment by the independent contractors of employee obligations, which results in CSN’s inclusion in the lawsuits.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which the Company is involved. Such proceedings, in general, originated from occupational accidents and diseases related to industrial activities of the Company. In 2005, the Company's legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, management reversed certain civil claims which are currently considered as possible. As of December 31, 2005 the amount of the accrual relating to probable losses for these contingencies was US$6 (US$28 as of December 31, 2004).

    Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The Company has accrued a liability for certain tax liabilities that were offset by IPI excise tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the acquisition of goods used in the production process. Brazilian legislation prohibits companies from recognizing IPI excise tax credits on the acquisition of certain goods. CSN believes that this prohibition is unconstitutional since it is not consistent with general value added tax principles: CSN is challenging this prohibition in the Brazilian courts. In May 2003, CSN sought and obtained a favorable preliminary order from a Brazilian court authorizing CSN to compensate tax liabilities with IPI excise tax credits under dispute. CSN is awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, CSN expects the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by CSN represents CSN’s statutory obligation to pay taxes that were offset with IPI excise tax credits. CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

As of December 31, 2005, the IPI excise tax credit accrual representing the accumulated IPI tax credits used was US$303 (US$231 as of December 31, 2004), as updated at the SELIC interest rate. This provision affects the sales taxes line-item of CSN's income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

• IPI premium credit over exports

The Company has accrued a liability for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN is challenging the constitutionality of the executive branch’s action since only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In March 2003, CSN sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits. The Brazilian tax authorities appealed such decision, which appeal was denied by a Brazilian court of appeals. CSN expects that the Brazilian tax authorities will appeal such decision to a higher court, which would then render a final and unappealable judgment on the matter. The IPI premium tax credit accrual recorded by CSN represents the statutory obligation to pay taxes that were offset by these credits. CSN has noted that several other Brazilian companies have challenged the same prohibition. Recent decisions issued by higher courts indicate that companies may be entitled to utilize these credits. However, the Brazilian Supreme Court has not resolved this issue. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

In 2005, the Company compensated federal taxes due with the IPI premium credit resulting in an increase of US$313; accordingly, as of December 31, 2005, the IPI premium credit accrual representing the accumulated IPI tax credits used increase to US$350 (US$37 as of December 31, 2004), as updated at the SELIC interest rate. This provision affects the sales taxes line-item of CSN's income statement, and a reversaç of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

• Social contribution and income tax

There are three different lawsuits based upon CSN's statutory obligation to pay income tax and social contribution due in prior periods:

  Until 1995, Brazilian companies accounted for the effects of inflation in their financial statements and for fiscal purposes during periods of hyperinflation. During the period from January 1989 to February 1989, the Brazilian government required Brazilian companies to use an official inflation index that was lower than the actual inflation index measured by consumer price indices. CSN brought an action in the Brazilian courts asserting the right to record inflation adjustments for fiscal purposes based on the difference between the rate imposed by the Brazilian government during this period and the actual inflation index measured by consumer price indices. In February 2003, the Company obtained a favorable, final and unappealable court ruling to use an inflation index of 42%. The Company continued to challenge the remaining difference between the 42% and the actual inflation index measured by consumer price indices. In September 2004, CSN received a favorable final and unappealable decision by which the right was granted to record a portion of the incremental inflation adjustments claimed. However, for the remaining portion of the incremental inflation adjustments, CSN received an unfavorable final and unappealable decision. The income tax and social contribution (Plano Verão) accrual represents CSN’s statutory obligation to pay income taxes on the taxable income relating to the incremental inflation adjustments that were not granted to CSN. The proceeding is currently under review by court- appointed accountants and CSN is waiting for the legal process to enter the execution phase in order to pay the remainder of the provision. It is unlikely that this matter will be concluded (which would require actual payment of the taxes represented by the accrual) within the following year.

  As of December 31, 2005 CSN has accrued US$26 (US$23 as of December 31, 2004), which represents the outstanding tax liability recorded as a result of the use of “Plano Verão” inflation index (the difference between the inflation index CSN desired to apply and the inflation index CSN was legally authorized to apply to its figures). This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

  Until 1994, Brazilian companies were entitled to offset 100% of taxable income against available tax loss carryforwards. In 1995, Brazilian tax law was changed to limit the offset to 30% of current year taxable income in any given year. In February 2003, the Brazilian tax authorities assessed CSN for utilization of tax loss carryforwards in excess of the 30% limit. In August 2003, the Brazilian courts rendered a decision that cancelled such tax assessment. In November 2003, the Brazilian tax authorities re-assessed CSN for the same claim. In March 2005, an administrative court issued a decision unfavorable to CSN. In March 2005, CSN appealed this decision to a higher administrative court and a favorable final and unappealable decision was received in April 2006, in relation to the credit used in 1999 and 2000. This accrual is recorded based on the statutory taxes that CSN would be required to pay had it only utilized tax loss carryforwards up to the 30% limit. Based on the above mentioned decision the Company will reverse such accrual during 2006.

  The accrual related to this lawsuit amounted to US$176 as of December 31, 2005 (US$144 as of December 31, 2004) and represents the tax liability related to CSN's alleged use of more than the statutorily permitted 30% of taxable income that could be offset with tax loss carryforwards, as updated at the SELIC interest rate. This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

  Social contribution tax is similar to an income tax because it is assessed on net profits. In 2001, an amendment to the Brazilian constitution exempted Brazilian companies from the requirement to pay PIS and COFINS on revenues generated by exports. Since PIS and COFINS are considered to be social contribution taxes, certain Brazilian companies have asserted that social contribution tax on profits should also exclude export revenues from the calculation base. The Brazilian tax authorities, however, issued a ruling that mandates payment by Brazilian companies of social contribution taxes on profits, including revenues generated from exports. CSN is challenging the constitutionality of the assessment of social contribution taxes on profits generated by exports o since the aforementioned ruling conflicts with the 2001 amendment to the Brazilian constitution. In March 2004, CSN sought and obtained a favorable preliminary decision which was ratified in May 2004 by a Brazilian court of the first instance. In June 2004, the Brazilian tax authorities appealed this decision to a Brazilian court of appeals, but no trial date has been scheduled. Upon that appeal’s conclusion, both parties will have an opportunity to appeal to either the Superior Court of Justice or the Supreme Court of Brazil. The social contribution tax on export revenues accrual represents the additional social contribution taxes owed on export revenues that were excluded from the calculation base. CSN has noted that other Brazilian companies with export revenues have received favorable preliminary decisions regarding similar legal challenges. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

  As of December 31, 2005, this provision amounted to US$234 (US$115 as of December 31, 2004), which represents the total social contribution on income tax statutorily due on income from export revenues, as updated at the SELIC interest rate. This provision affects the income tax expense line-item of CSN's income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of CSN's income statement.

• PIS/COFINS–Law No. 9,718/98

PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. CSN is challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, CSN sought and obtained a favorable preliminary order that was confirmed by a lower court in March 2000. In April 2000, the Brazilian tax authorities appealed to a Brazilian court of appeals. On March 6, 2006, a Brazilian court of appeals issued a decision unfavorable to CSN. On March 10, 2006, CSN appealed such decision to both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, CSN’s rights under the initial favorable decision are in effect. The PIS/COFINS accrual represents CSN's statutory obligation to pay PIS/COFINS taxes due. CSN has noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

As of December 31, 2005, this accrual amounted to US$125 (US$98 as of December 31, 2004), which represents the PIS and COFINS incremental taxes statutorily due, as updated at the SELIC interest rate. This provision affects the financial income (expense), net line-item of the Company's income statement, and a reversal of this provision would affect the financial income (expense), net line-item of the Company's income statement.

• CPMF–Provisional contribution on financial activities tax

CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment enacted in 1999. The Company has challenged the legality of the constitutional amendment that created the CPMF tax and despite the favorable decision from a lower court in August 1999, an unfavorable final and unappealable decision was rendered by the appropriate Brazilian court of appeals in June 2006. The amount accrued for this contingency was US$158 million as of December 31, 2005, for which the payment must occur until June 30, 2006.

Other tax contingencies

Other tax contingencies relate to a variety of disputes for which CSN has recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

(b) Other commitments and contingencies

• Antitrust penalty

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

• Environmental Regulation

The Company is subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. The Company is committed to controlling the substantial environmental impact caused by steelmaking, mining and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. The Company believes that it is in substantial compliance with applicable environmental requirements.

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

The Company records an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company does not anticipate that costs for environmental lawsuits, to the extent not previously accrued, will have a material adverse effect on its consolidated financial position. The accrual for environmental contingencies in the amount of R$22 million (US$9.4) relates mainly to penalties and lawsuits imposed on the Company’s coal mines, which have been decommissioned since 1989; and to the remaining obligations on environmental control equipment and systems at the Sepetiba Coal Terminal (TECAR), due to the environmental accord.

The Company operates a corporate environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001 requirements. The Company received the ISO 14001 Certificate for its iron ore mining operations in December 2000 and for its steelmaking units and limestone mining operations in December 2002. All certifications have been periodically renewed.

Since privatization, the Company has invested heavily in environmental and other clean-up programs. Total environmental expenditures (capitalized and expensed) during the past three years were as follows: 2003 – R$151.2 million (US$51); 2004 – R$159.4 million (US$54.4); 2005 – R$229.2 million (US$ 94.1) . Of the R$229.2 million (US$94.1) spent in 2005, capital expenditures constituted R$66.3 million (US$27.2) and environmental maintenance and operating costs constituted R$162.9 million (US$66.9) .

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

The Accord was considered completed by the Rio de Janeiro State Environmental Authority in May 2003. Between July and October, all operations permits of Presidente Vargas Steelworks were recovered, and remain valid for 5 years. The Company had invested under the FEEMA Accord an aggregate of R$263.6 million (US$125.4 based on the average exchange rate at the date of the cash disbursements), completing all 130 items, and spent R$13 million (US$6.2) on new infrastructure and community services. Total expenditures related to the FEEMA Accord stated in reais are increased due to the impact of real devaluation on investments indexed in foreign currency.

As a result of these expenditures and the Company’s continuing compliance with the FEEMA Accord, one third of the environmental fines on the Presidente Vargas Steelworks of R$36 million (US$20) have been dismissed as of December 2003. During 2004, the procedure to dismiss the remaining two thirds of these environmental fines was suspended, but the procedure was returned in 2005. The Company believes these remaining fines will eventually be dismissed.

From 2002 to 2004, soil investigations were made in the neighboring areas of Presidente Vargas Steelworks at Volta Redonda, as a consequence of the FEEMA Accord. These areas had received landfills of solid waste from operations. The survey pointed out two areas of land that require environmental remediation. The clean-up activities are planned to be implemented until the end of 2010, and the projected costs are included into the operational costs of Presidente Vargas steelworks.

The Company also entered into an accord relating to environmental matters at the Presidente Vargas Steelworks with the city of Volta Redonda in January 1995 (the “January 1995 Accord”). Under the January 1995 Accord, the Company invested R$1.4 million (US$0.6) in an environmental quality program designed to preserve the environment and provide assistance to the Volta Redonda community. The program’s priority is to compensate the city of Volta Redonda for environmental damage allegedly caused by the Presidente Vargas Steelworks. This program, requiring total expenditures of R$16.4 million (US$5.6), has been suspended since 2000 as a result of an appeal by the state public attorney’s office, and it is still awaiting a court’s final decision.

On November 30, 2001, the Company entered into a commitment, which is similar to the January 2000 amendment of the FEEMA Accord, with SEMADS - Rio de Janeiro State, Secretariat for Environment and Sustainable Development (the “SEMADS Accord”), in which it undertook to bring the Sepetiba coal terminal into compliance with applicable environmental laws and regulations by May 31, 2004. The Company was unable to meet the deadline due to, among other things, a weather-related accident and has requested an extension of the deadline. An amendment to this “SEMADS Accord” was signed on May 28th, 2004, and extends the deadline for the completion to December 2006. Pursuant to the SEMADS Accord, the Company has already installed equipment and systems to control and monitor air emissions, as well as sea pollution from port activities and handling imported coal. The total amount involved in the original SEMADS Accord was approximately R$4.6 million (US$1.6); the additional obligations amount to approximately R$5.1 million (US$1.8) . Remaining expenditures of R$2 million (US$ 0.8) are fully accrued.

Prior to 1990, the Company operated coal mining facilities in the Santa Catarina State. As a part of these operations, CSN and other companies used waste ponds, as well as landfills for sulfur containing solid wastes. The state environmental authority has required 11 mining Companies, including CSN, and the Federal Government to take environmental corrective actions to restore the waste ponds and landfill areas. CSN has developed and has begun to implement a restoration plan consisting of 13 Consent Orders signed with the Santa Catarina State Environmental Authority, with a total projected remaining cost of approximately R$22 million (US$9.4) which are fully accrued. In 2001, this effort remedied the first areas successfully. The aggregate expenditures on this remediation in the last three years were R$2.4 million (US$0.8) in 2003; R$4.2 million (US$1.4) in 2004 and R$4.7 million (US$1.9) in 2005.

19 Guarantees

The Parent Company provides guarantees on obligations of its subsidiaries to third parties. The Parent Company has also provided unconditional and irrevocable guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in	Expiration Date	Conditions
		USD '000)

				Guarantee given to the
MRS Logística S.A.	R$	1,336.0 (1)	December 1st ,	Federal Union, together with
			2026	all other members in the
				consortia, for MRS’s lease
				obligation assumed in the
				concession agreement.

Cia Metalic Nordeste	R$	7.2	Up to Jan 30,	Promissory Notes / guarantee
			2006	given to BEC Provin and ABC
				Brasil referring to working
				capital contracts

CSN Iron(2)	US$	79.3	Jun 1st, 2007	Promissory Note of Eurobond
				operation

CSN Island VII(2)	US$	275.0	Sep 12, 2008	Installment of guarantee by
				CSN in Bond issuance

CSN Island VIII(2)	US$	550.0	Dec 16, 2013	Installment of guarantee by
				CSN in Bond issuance

CSN Island IX(2)	US$	400.0	Jan 15, 2015	Installment of guarantee by
				CSN in Bond issuance

CSN Island X(2)	US$	750.0	Perpetual	Installment of guarantee by
				CSN in Bond issuance

CSN Steel(2)	US$	20.0	Oct 29, 2009	Installment of guarantee by
				CSN in Promissory Notes
				issuance
INAL	R$	3.6	Mar 15 and Apr	Guarantee for equipment
			15, 2006	financing
INAL	US$	1.4	Mar 26, 2008	Guarantee for equipment
				financing

INAL	R$	9.6	Not determined	Guarantee for fiscal execution

Sepetiba Tecon	US$	16.7	Sep 15, 2012	Guarantee for equipment
				acquisition and implementation
				of terminal financing

CSN Cimentos	R$	27.0	Jun 22, 2006	Guarantee for Social Security –
				INSS execution

CSN Foundation	R$	0.7	Not determined	Guarantee for fiscal execution

Private Investment Funds	R$	50.0	Jan 4, 2006	Guarantee for operation
				margins at Futures and
				Commodities Exchange –
				BM&F
CFN – Companhia Ferroviaria do Nordeste	R$	24.0	Nov 13, 2009	Joint guarantee of BNDES
				financing

CFN – Companhia Ferroviaria do Nordeste	R$	130.2	Not determined	Joint guarantee of BNDES
				financing

(1)	Total notional amount, for which the Company is contingently liable, is limited to its participation in the consortium.
(2)	Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.

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

The Company’s management has changed the manner which the business is monitored and the make-decision process is performed. Accordingly, the disclosures below have been changed in 2003 and 2004 for comparative purposes with 2005.

The Company has six officials on its Board of Executive Officers, including the Chief Executive Officer. Five officials report to the CEO and each is responsible for a sector. The attributions/activity areas of the Executive Officers are defined as follows: (i) the Chief Executive Officer is responsible for finance operations, legal and CBS (CSN’s Pension Fund) and cumulatively performs the position of Investor Relations Officer; (ii) infrastructure and energy areas – responsible for the Company’s investments in logistics (railways and ports), real estate, logistics and power generation; (iii) production area – responsible for the manufacturing of CSN’s steel, steel products and information technology; (iv) supply and corporate areas; (v) institutional area and; (vi) affiliated companies.

The information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with the accounting practices adopted in Brazil together with certain relatively minor intersegment allocations.

Sales by geographic area are determined based on the location of the customers.

The majority of the Company’s long-lived assets are located in Brazil.

The logistics segment shown in the table below means infrastructure as a whole, including both ports and energy.

In the tables below the transactions are presented after eliminations. Accordingly, mining sales in 2005 relate to transactions with third parties, since the transactions between CSN and its subsidiary acquired in the year, ERSA, in the amount of US$14, has been eliminated.

	Year ended December 31, 2003

	As Restated, see Note 26

	Steel	Mining	Logistics/Cement	Consolidated

Results
Revenue
Domestic sales	1,787	50	6	1,843
Export sales	1,077			1,077
Sales taxes	(314)	(7)	(1)	(322)
Discounts, returns and allowances	(50)			(50)
Cost and operating expenses	(1,761)	(20)	(22)	(1,803)
Financial income (expenses), net	(568)		4	(564)
Foreign exchange and monetary gain	325			325
Other non-operating income	14			14
Income taxes	(63)		(1)	(64)
Equity in results of affiliated	4		5	9

companies
Net income (loss)	451	23	(9)	465

Other information
Total assets	4,794	45	178	5,017

Capital expenditures	168	12	30	210
Investments in affiliated companies	36		19	55
Goodwill	26		4	30
Depreciation and amortization
expenses	(104)	(8)	(7)	(119)

Sales by geographic area

Asia	125			125
North America	387			387
Latin America	185			185
Europe	280			280
Others	100			100

Export sales	1,077			1,077
Domestic sales	1,787	50	6	1,843

Total	2,864	50	6	2,920

	Year ended December 31, 2004

	Steel	Mining	Logistics/Cement	Consolidated

Results
Revenue
Domestic sales	2,839	56		2,895
Export sales	1,008			1,008
Sales taxes	(723)	(12)		(735)

Discounts, returns and allowances	(84)			(84)
Cost and operating expenses	(1,702)	(20)		(1,722)
Financial income (expenses), net	(512)		2	(510)
Foreign exchange and monetary gain	153			153
Other non-operating income	(6)			(6)
Income taxes	(290)		(1)	(291)
Equity in results of affiliated companies.	2		49	51

Net income (loss)	685	24	50	759

Other information
Total assets	5,803	62	292	6,157

Capital expenditures	135	19	24	178
Investments in affiliated companies	41		147	188
Goodwill	41		4	45
Depreciation and amortization expenses	(119)	(9)	(11)	(139)

Sales by geographic area

Asia	65			65
North America	604			604
Latin America	79			79
Europe	230			230
Others	30			30

Export sales	1,008			1,008
Domestic sales	2,839	56		2,895

Total	3,847	56		3,903

	Year ended December 31, 2005

	Steel	Mining	Logistics/Cement	Consolidated

Results
Revenues
Domestic sales	3,349	100		3,449
Export sales	1,224			1,224
Sales taxes	(805)	(24)		(829)
Discounts, returns and allowances	(39)			(39)
Cost and operating expenses	(2,128)	(31)		(2,159)
Financial income (expenses), net	(552)		2	(550)
Foreign exchange and monetary loss	183			183
Other non-operating income	3			3
Income taxes	(426)		(1)	(427)
Equity in results of affiliated companies	(10)		57	47

Net income (loss)	821	45	58	902

Other information
Total assets	6,619	169	369	7,157

Capital expenditures	218	71	1	290
Investments in affiliated companies	21		209	230
Goodwill	46	32	4	82
Depreciation and amortization expenses	(150)	(13)	(3)	(166)

Sales by geographic area

Asia	271			271
North America	483			483
Latin America	101			101
Europe	301			301
Others	68			68

Export sales	1,224			1,224
Domestic sales	3,349	100		3,449

Total	4,573	100		4,673

Revenues by steel products from export sales:

	Metric Tons (in
	thousands) (unaudited)			U.S. Dollars

	2003	2004	2005	2003	2004	2005

Export sales

Slabs	382	44	86	130	24	18
Hot-rolled	801	512	717	296	247	327
Cold-rolled	130	96	237	66	90	125
Galvanized	472	455	593	285	430	479
Tin Mill	364	276	312	300	217	275

Total	2,149	1,383	1,945	1,077	1,008	1,224

21 Related parties

The transactions with related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts. Banco Fibra is used by the Company in its foreign currency swap arrangements and management of an exclusive investment fund and receives a commission for these services.

The balances at December 31, 2004 and 2005 and transactions for the years ended December 31, 2003, 2004 and 2005 with related parties are as follows:

2003

Expenses
(Revenues)

MRS Logística	54
GalvaSud	(64)
Itá Energética	44
CFN
Lusosider
CBS	14
Fundação CSN	1
Total	46

	2004

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	11	6	56
GalvaSud			(12)
Itá Energética	1		46
CFN	20
Lusosider	29
CBS		226	21
Fundação CSN			3
Total	61	232	105

	2005

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	27		59
Itá Energética	2		39
CFN	54
Lusosider
CBS		234	25
Fundação CSN			2
Total	131	234	117

22 Derivatives and financial instruments

22.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2004 and December 31, 2005, US$2,399 and US$2,946, respectively, of the Company’s debt was basically denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

While such instruments reduce the Company’s foreign exchange risks, they do not eliminate them. The credit risk exposure is managed by restricting the counterparties on such derivative instruments to major financial institutions with high credit quality. Therefore, the Company’s management believes that the risk of nonperformance by the counterparties is remote.

The Company’s contracts do not meet the criteria to qualify as the hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date, and changes in the fair value of all derivatives are recorded in current operations.

As of December 31, 2005, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value Gain (loss)

	Maturity	Notional Amount

Foreign Exchange swap (contracted by exclusive funds)	Feb 1st , 2006 and Jan 2nd, 2007	US$1,083.4	(US$8.9)

Equity swap(*)	July 28th, 2006	US$49.1	US$148.9

US Dollar Futures contracts – contracted by exclusive funds	Feb 1st, 2006	US$618	daily reset

US Dollar Options (long a 2.800 3.100 call spread) – contracted by exclusive fund	Jan 2, 2007	US$300	US$5.3

Interest rate futures (contracted by exclusive funds) listed at BM&F – DI	Jan 2, 2007	R$2,450	daily reset

(*) Refers to non-cash swap under which, at the end of the contract, the counterparty remunerates at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 7.5% per annum.

22.2 Detailed transactions

a) Foreign exchange swap agreements–U.S. dollars

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the Interbank deposit certificate-CDI. The notional amount of these swaps aggregated as of December 31, 2005 was US$1,083.4 (US$30.7 as of December 31, 2004). The significant increase in the notional amount of cross currency swaps was caused by the Company’s decision to shift from futures to swaps as its primary derivative instrument. The contracts outstanding at December 31, 2003, 2004 and 2005 were as follows:

Issued	Maturity	Market Value			Issued	Maturity	Market
date	Date				date	date	Value

		2003	2004	2005			2003	2004	2005

01/09/03	01/02/04	(2.6)			06/25/03	06/17/04	(2.3)
01/17/03	01/02/04	(4.5)			06/25/03	06/18/04	(1.4)
01/20/03	01/02/04	(8.1)			06/26/03	06/16/04	(1.7)
02/03/03	01/02/04	(3.3)			06/30/03	06/23/04	(0.3)
02/24/03	02/02/04	(5.3)			07/16/03	07/01/04	(0.5)
03/05/03	01/02/04	(5.2)			07/16/03	07/09/04	(2.7)
03/05/03	01/03/05	(2.7)	(8.4)		07/16/03	07/12/04	(1.0)
03/07/03	03/01/04	(19.3)			07/17/03	08/12/04	(0.7)
03/10/03	03/01/04	(19.9)			07/18/03	05/19/04	(0.9)
03/10/03	07/15/04	(2.9)			07/18/03	07/09/04	(0.6)
03/17/03	02/02/04	(26.3)			08/01/03	05/19/04	(1.2)
03/17/03	03/18/04	(4.5)			08/01/03	09/16/04	(0.8)
03/18/03	04/01/04	(2.1)			08/01/03	11/10/04	(0.7)
03/18/03	07/01/04	(1.7)			08/07/03	04/01/04	(0.4)
03/24/03	03/18/04	(5.8)			08/12/03	08/04/04	(0.9)
03/25/03	03/18/04	(4.3)			08/12/03	08/05/04	(1.0)
03/31/03	01/23/04	(5.8)			08/12/03	08/06/04	(2.1)
03/31/03	03/18/04	(3.2)			08/12/03	08/09/04	(1.2)
03/31/03	04/01/04	(8.3)			08/14/03	04/01/04	(1.6)
03/31/03	07/15/04	(4.9)			08/14/03	01/12/05	(1.2)	(5.3)
04/14/03	07/01/04	(1.7)			10/31/03	10/25/04	(0.1)
04/15/03	07/01/04	(1.6)			11/28/03	07/01/04	(0.7)
04/25/03	07/01/04	(1.7)			11/28/03	10/01/04	(0.2)
04/25/03	08/12/04	(0.9)			12/19/05	02/01/06			(0.5)
04/30/03	10/13/04	(0.5)			12/19/05	02/01/06			(0.4)
05/13/03	05/10/04	(1.2)			12/19/05	01/02/07			(1.9)
05/13/03	12/15/04	(0.2)			12/21/05	02/01/06			(0.4)
05/14/03	05/03/04	(3.4)			12/21/05	02/01/06			(0.5)
05/15/03	05/03/04	(3.5)			12/23/05	02/01/06			(0.4)
05/29/03	04/01/04	(5.4)			12/26/05	02/01/06			(0.8)
05/30/03	05/24/04	(2.8)			12/26/05	02/01/06			(0.8)
06/04/03	05/31/04	(0.8)			12/27/05	02/01/06			(0.8)
06/04/03	05/31/04	(0.8)			12/27/05	02/01/06			(0.5)
06/04/03	07/01/04	(1.5)			12/27/05	02/01/06			(1.5)
06/05/03	05/31/04	(1.7)			12/27/05	02/01/06			(0.4)
06/05/03	06/01/04	(1.6)
06/24/03	06/17/04	(3.1)
06/24/03	06/18/04	(2.1)

Total							(199.4)	(13.7)	(8.9)

b) Foreign exchange future contracts

As of December 31, 2005, the Company had a long position of 3,090 contracts of U.S. dollar futures listed on BM&F (Bolsa de Mercadorias e Futuros - the Brazilian derivatives exchange): this is equivalent to US$618 million. The market value of these contracts amounts to zero as the value date always occurs on the following day, the value of the contract is reset to zero after the market closes and there is a cash provision to be settled on the next day.

c) Interest rate future contracts

As of December 31, 2005, the Company had a long position of 24,500 contracts of interest rate (DI) futures listed on BM&F (Bolsa de Mercadorias e Futuros - the Brazilian derivatives exchange): this is equivalent to R$2,450 million. The market value of these contracts amounts to zero as the value date always occurs on the following day, the value of the contract is reset to zero after the market closes and there is a cash provision to be settled on the next day.

d) Equity swap agreements

The contracts outstanding at December 31, 2004 and 2005 were as follows:

Issued	Maturity	Notional					Market
date	date	amount	Receivable		Payable		value

			2004	2005	2004	2005	2004	2005

04/07/2003	07/28/2006	35.8	137.7	154.0	(44.1)	(45.9)	93.6	108.5
04/09/2003	07/28/2006	5.6	21.4	24.0	(6.9)	(7.2)	14.5	16.8
04/10/2003	07/28/2006	2.0	7.7	8.6	(2.4)	(2.5)	5.3	6.1
04/11/2003	07/28/2006	1.0	4.0	4.5	(1.3)	(1.3)	2.7	3.1
04/28/2003	07/28/2006	1.1	3.8	4.3	(1.3)	(1.4)	2.5	2.9
04/30/2003	07/28/2006	0.1	0.3	0.3	(0.1)	(0.1)	0.2	0.2
05/14/2003	07/28/2006	0.2	0.7	0.8	(0.2)	(0.2)	0.5	0.5
05/15/2003	07/28/2006	0.4	1.6	1.8	(0.5)	(0.5)	1.1	1.2
05/19/2003	07/28/2006	1.0	4.1	4.5	(1.3)	(1.3)	2.8	3.2
05/20/2003	07/28/2006	0.3	1.0	1.2	(0.3)	(0.3)	0.7	0.8
05/21/2003	07/28/2006	0.4	1.7	1.9	(0.5)	(0.5)	1.2	1.4
05/22/2003	07/28/2006	0.3	1.4	1.5	(0.4)	(0.4)	1.0	1.1
05/28/2003	07/28/2006	0.4	1.7	2.0	(0.5)	(0.6)	1.2	1.4
05/29/2003	07/28/2006	0.4	1.7	1.9	(0.5)	(0.5)	1.2	1.4
06/05/2003	07/28/2006	0.1	0.4	0.4	(0.1)	(0.1)	0.3	0.3

Total		49.1	189.2	211.7	(60.4)	(62.8)	128.8	148.9

The net unrealized gain related to these contracts amounted to US$148.9 as of December 31, 2005 (US$128.8 as of December 31, 2004). These swaps are intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses.

22.3 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value due to the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The financial instruments recorded in the Company’s balance sheets as of December 31, 2004 and 2005, in which market value differs from the book value, are as follows:

	Book Value		Fair Value

	2004	2005	2004	2005

Loans and financing (current portion and long-term)	2,844	3,365	2,773	3,415

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on December 31, 2005, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

(a) Exchange rate risk

Although most of the Company’s revenues are in Brazilian reais, as of December 31, 2005, US$2,887 of the Company’s consolidated loans and financing were denominated in foreign currency (US$2,362 as of December 31, 2004). As a result, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and foreign exchange option agreement, as well as investing of a major part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

(b) Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparties in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparties is not significant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that CSN adopts to minimize occasional problems with its trade partners. Since part of the Company’s funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

23 Financial income (expenses), net

The breakdown of the financial results for the years ended December 31, 2003, 2004 and 2005 are represented below:

	2003	2004	2005

Derivatives	(320)	(234)	(245)
Interest Income	67	78	153
Interest Expense	(246)	(280)	(407)
Other financial income (expenses), net	(65)	(74)	(51)

	(564)	(510)	(550)

24 Mineral resources (Unaudited)

The Company’s estimates of proven and probable reserves and other mineral deposits at its wholly-owned open pit mines are based on the results of the phase two reserve study less the run of mine (ROM) mined in years 2003 and 2004. These estimates were calculated in accordance with the technical definitions contained in the SEC's Industry Guide 7, and estimates of mine life described herein are derived from those reserves estimates.

						Mineral Deposits
						Resources(2)
						(Hematite and
	Proven and Probable Reserves(1)					Itabirite)

Mine Name	Ore Tonnage(3)			Rock	Recoverable Product	Tonnage
and Location	(millions of tons)		Grade(4)	Type	(5) (millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de	139	212	60.4% Fe	Hematite	275	Approximately 4,000
Pedra				(70%)
Congonha				Itabirite
s, Minas				(30%)
Gerais
	Proven+Probable

Limestone:
Bocaina		84.4	52%CaO(8)	—	84.4	N/A
Arcos,			2%MgO(9)	—
Minas
Gerais
Dolomite:
Bocaina		28.3	35%CaO(9)	—	28.3	N/A
Arcos,			17%MgO(8)	—
Minas
Gerais

	Proven+Probable (Mn3)				Recoverable Product	Resources (Mn3)
					(tons)
Tin		43.16		Paleo	25,739	97.7
				valley and
				shallow—
____________________
(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Mineral Deposits Resources includes inferred tonnages.
(3)	Ore Tonnage represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Recoverable Product represents total product tonnage after mining and processing losses.
(6)	Proven (measured) reserves means reserves for which: (i) quantity is computed from dimensions revealed in outcrops trenches, workings or drill holes; grade and/or quality are estimated from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.
(7)	Probable (indicated) reserves means reserves for which quantity and grade and/or quality are computed from information similar to tat used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume between points of observation.
(8)	Minimum.
(9)	Maximum.

25 Subsequent events

(a) Blast furnace No.3 explosion

On January 22, 2006, an accident occurred to the powder collector system of the blast furnace No.3 and as a result the operations of the equipment were interrupted temporarily. From the strip mill sections the production has been run in the ordinary course of business with the use of 240 thousand tons of slabs held in inventories and by the blast furnace No.2.

The Company holds an insurance policy for loss of profits and damages in equipment limited to an indemnification of US$750. The Company’s management believes that this amount is sufficient to recover any losses which may arise from this event. The insurers are assessing the event as well as the Company’s request for anticipation of losses recovery. During the first quarter of 2006, the studies and calculations of loss of profits prepared by independent appraisals engaged by the insurers reached an estimated amount of R$176,615 thousand (US$75 translated into U.S. Dollar at the exchange rate prevailing at year-end of R$2.3407 to US$1.00) which are being assessed by all parties involved, including the Company. Up to date, the Company has received US$15 as anticipation of losses recovery.

The Company employed the best efforts to bring the equipment to the normal operation conditions which occurred on June 26, 2006.

(b) Payment of dividends and interests on stockholders’ equity (amounts translated into US$ at the exchange rate prevailing at December 31, 2005)

On January 31, 2006, the Company’s Board of Directors approved at a Board of Director’s Ordinary Meeting an anticipated payment of dividends of R$936.8 million (US$400) related to the fiscal year ended December 31, 2005, which corresponds to R$3.6393 (US$1.5548) per share. This anticipation was included in the 2005 earnings distribution proposal and approved at the Annual General Meeting held on April 28, 2006.

(c) Fourth issuance of debentures

The Board of Directors approved on April 24, 2006 the issuance of 60,000 not convertible and unsecured debentures in a single series, at the nominal amount of R$10,000, totaling R$600 million with maturity on February 1st, 2012 and with no early redemption. These debentures are remunerated at a rate of 103.6% of the CDI (Interbank Deposit Certificate) and the funds were released to the Company on May 5, 2006.

(d) Prada’s acquisition

At the Company’s Extraordinary General Meeting held on April 28, 2006, the acquisition of Cia. Metalúrgica Prada (“Prada”) was approved. Prada is a steel cans manufacturer, has four plants and produces more than one billion units annually. On May 2, 2006, Prada approved in its General Shareholders’ Meeting a capital increase by issuing 529,650 common shares to be subscribed and paid-in by INAL, a CSN’s subsidiary by using credits Prada held against INAL in the amount of R$135,834 thousand (US$66 translated into U.S. Dollar at the exchange rate prevailing on May 2, 2006 of R$2.0718 to US$1.00) . On May 15, 2006, the Stock Purchase Agreement was signed between the Company’s subsidiary INAL and Kiskidee Investments Limited LLC and, accordingly, Prada’s acquisition was concluded on June 5, 2006.

(e) Lusosider acquisition

On May 9, 2006, the Company entered into a Purchase and Sale Agreement with Corus Group Plc for the acquisition of the remaining 50% of the capital of Lusosider Projectos Siderurgicos, a Portuguese flat steel manufacturer. This acquisition is currently being assessed by the Portuguese Competition Authority and will likely occur upon approval at the estimated purchase price of EUR 25 million. The ongoing approval process is expected to take approximately 45 days.

26 Restatement

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, the Company discovered the following errors:

a) Upon further analysis the Company has concluded that the reversal of US$32 of the Plano Verão loss accrual was incorrectly reflected in the year ended December 31, 2002. The Company concluded that in connection with the favorable unappealable decision of February 2003, this reversal should be reflected in the year ended December 31, 2003.

b) A provision for tax contingencies previously classified in 2003 as “other operating expenses” should have been classified as an income tax expense. This error had no impact on total stockholders’ equity or cash flows as of and for the years ended December 31, 2004, 2003 and 2002 and all other years not presented herein.

Set forth below is a comparison of the previously reported and restated statements of income for the year ended December 31, 2003.

	As of and for the year ended December 31, 2003

	Previously
	reported	Restated

Other operating expenses	133	74
Income before income taxes and equity
results in affiliated companies	461	520
Current income taxes	(125)	(152)
Net income	433	465
Basic and diluted earnings per share	1.51	1.62
Accumulated other comprehensive income (loss)	558	590

The effects of the restatement on the opening balances of unappropriated retained earnings and accumulated other comprehensive loss at January 01, 2003 were as follows:

	Previously reported	Restated
Accumulated other comprehensive loss	(96)	(128)
Unappropriated retained earnings	(124)	(156)

c) Restricted deposits for legal proceedings were previously considered as operating activities in the statement of cash flows. However, as these deposits represent restricted cash, the Company concluded that these deposits should have been considered as investing activities. Accordingly, the Company is reclassifying the restricted deposits for legal proceedings from operating to investing activities in its statements of cash flows for the years ended December 31, 2003 and 2004 presented herein in the amounts of (US$11) and (US$30), respectively, as well as December 31, 2001 and 2002 not presented herein the amounts of (US$29) and (US$21), respectively.

Set forth below is a comparison of the previously reported and restated statements of cash flows for the years ended December 31, 2004 and 2003.

	For the years ended December 31

	2003		2004

	Previously		Previously
	reported	Restated	reported	Restated

Cash flows from operating activies
Restricted deposits for legal proceedings	(11)	-	(30)	-
Net cash provided by operating activies	569	580	324	354

Cash flows investing activies
Restricted deposits for legal proceedings	-	(11)	-	30
Net cash used in investing activities	(248)	(259)	(335)	(365)

*          *          *