Form 20-F
period 2006-12-31
NATIONAL STEEL CO
filed 2007-07-02
CIK 1049659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

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
04538-132 - São Paulo, SP, Brazil
Tel.: (55 11) 3049 7100
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary	New York Stock Exchange
Receipts) each representing one common share of CSN
______________
*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report: 272,067,946 common shares with no par value, including 14,654,500 shares held in treasury

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes                         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one.

Large Accelerated Filer                          Accelerated Filer                        Non-accelerated Filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17               Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes                         No

i

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

  “we”, “us”, “our”or “CSN” in this annual report are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;

  "Brazilian government"are to the federal government of the Federative Republic of Brazil;

  "real", "reais"or "R$" are to Brazilian reais, the official currency of Brazil;

  "U.S. dollars", “$” or "US$" are to United States dollars;

  "billions" means thousands of millions, "km" means kilometers, "tons" means metric tons and "MW" means  megawatts;

  “consolidated financial statements" are to the Consolidated Financial Statements of Companhia Siderúrgica Nacional as of December 31, 2005 and 2006 and, for the years ended December 31, 2004, 2005 and 2006, together with the corresponding Report of Independent Registered Public Accounting Firm;

  amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars exchange rate in effect on such date; and

  “parent company” are to Companhia Siderúrgica Nacional.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  general economic, political and business conditions, both in Brazil and in our principal export markets,

  changes in competitive conditions and in the general level of demand for our products;

  management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

  our level of debt;

  availability of raw materials;

  changes in international trade;

  protectionist measures imposed by Brazil and other steel-importing countries;

  anticipated trends in our industry;

  our expenditure plans;

  inflation, interest rate levels and fluctuations in exchange rates;

  our ability to develop and deliver our products on a timely basis;

  electricity shortages and government responses to them;

  existing and future governmental regulation; and

  other risk factors as set forth under “Item 3D. Risk Factors.”

     The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect,” “likely” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors such as those risks described in “Item 3D. Risk Factors”, undue reliance should not be placed on these forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 contained in “Item 18. Financial Statements” have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 2(a) to our consolidated financial statements. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, the Brazilian securities commission, or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law No. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the CVM, or Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

     Because we operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that it is appropriate to present our U.S. GAAP financial statements in U.S. dollars in our filings with the U.S. Securities and Exchange Commission, or SEC. Accordingly, as permitted by the rules of the SEC, we have adopted the U.S. dollar as our reporting currency for our U.S. GAAP financial statements contained in our annual reports that we file with the SEC.

     As described more fully in Note 2(a) to our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been translated from the real amounts in accordance with the criteria set forth in the U.S. Financial Accounting Standards Board’s Statement of Financial Accounting Standards no. 52, “Foreign Currency Translation”, at the period-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this Annual report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an “SFAS”.

Unless the context otherwise indicates:

  historical data contained in this annual report that were not derived from our consolidated financial statements have been translated from reais on a basis similar to that used in our consolidated financial statements for the same periods or as of the same dates, except investment amounts that have been translated at the exchange rate in effect on the date the investment was made.

  forward-looking statements have been translated from reais at the exchange rate in effect at the time of the most recently budgeted amounts. We may not have adjusted all of the budgeted amounts to reflect all factors that could affect them. In addition, exceptionally we may have translated budgeted amount based on the exchange rate in effect on the date of the action, operation or document.

     Some figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

3A. Selected Financial Data

     Our consolidated financial statements have been prepared in accordance with U.S. GAAP. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Brazilian GAAP. Our financial statements prepared in accordance with Brazilian GAAP are not adjusted to account for the effects of inflation.

     The following table presents our selected financial data as of the dates and for each of the years indicated, prepared in accordance with U.S. GAAP. Our U.S. GAAP consolidated financial statements as of December 31, 2005 and 2006 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes. The selected financial information at December 31, 2002, 2003 and 2004 have been derived from our U.S. GAAP consolidated financial statements in U.S. dollars, not included in this annual report. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,

Income Statement Data:	2002	2003	2004	2005	2006

	(in millions of US$, except per share data)
Operating revenues
Domestic sales	1,570	1,843	2,895	3,449	3,550
Export sales	599	1,077	1,008	1,224	1,263

	2,169	2,920	3,903	4,673	4,813

Sales taxes	315	322	735	829	899
Discounts, returns and allowances	12	50	84	39	68
Net operating revenues(1)	1,842	2,548	3,084	3,805	3,846
Cost of products sold	994	1,457	1,407	1,837	2,102
Gross profit	848	1,091	1,677	1,968	1,744
Operating expenses
Selling	127	176	156	186	167
General and administrative	110	96	109	108	148
Other	47	74	50	28	149

	284	346	315	322	464

Operating income	564	745	1,362	1,646	1,280
Non-operating income (expenses), net
Financial income (expenses), net	247	(564)	(510)	(550)	(533)
Foreign exchange and monetary gain (loss),	(891)	325	153	183	218
Other	(30)	14	(6)	3	22

	(674)	(225)	(363)	(364)	(293)

Income (loss) before income taxes, equity in
results of affiliated companies	(110)	520	999	1,282	987
Income tax expense (benefit)
Current	7	152	289	458	198
Deferred	(190)	(88)	2	(31)	98

	(183)	64	291	427	296

Equity in results of affiliated companies	(71)	9	51	47	58

Net income	2	465	759	902	749

Basic and diluted earnings per common share	0.01	1.62	2.68	3.34	2,91
Weighted average number of common shares
outstanding at end of period (in thousands)	286,917	286,917	283,476	270,275	257,434

	At December 31,

Balance Sheet Data:	2002	2003	2004	2005	2006

	(In millions of US$, except per share data)
Current assets	1,590	2,310	2,907	3,330	3,962
Property, plant and equipment, net	1,527	1,874	2,143	2,547	3,211
Investments in affiliated companies and other	8	85	233	312	375
investments (including goodwill)
Other assets	530	748	874	968	1,000

Total assets	3,655	5,017	6,157	7,157	8,548

Current liabilities	1,732	1,228	1,216	1,398	1,678
Long-term liabilities(2)	1,448	2,982	3,615	4,750	5,823
Stockholders’equity	475	807	1,326	1,009	1,047

Total liabilities and stockholders’equity	3,655	5,017	6,157	7,157	8,548

	At and for the year ended December 31,

Other Data:	2002	2003	2004	2005	2006

Cash flows from operating activities	827	580	354	1,757	919
Cash flows used in investing activities	(340)	(259)	(365)	(593)	(839)
Cash flows from (used in) financing activities	(348)	495	(380)	(996)	(263)

Dividends declared and interest on stockholders’	143	258	253	969	914
equity(3)
Dividends declared and interest on stockholders’equity	0.50	0.90	0.89	3.59	3.55
per common share(3)
________________

(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)	Excluding the current portion of long-term debt.
(3)
Amounts consist of dividends declared and interest on stockholders’ equity accrued, during the year. For a discussion of our dividend policy and dividend and interest payments made in 2006, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Exchange Rates

     Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market, and

  the floating rate exchange market.

     Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank of Brazil, or Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At June 29, 2007, the commercial selling rate for U.S. dollars was R$1.929 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00

	Low	High	Average (1)	Period-end

Year ended December 31,
2002	2.271	3.955	2.998	3.533
2003	2.822	3.662	3.060	2.889
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.177	2.138
2007 (through June 29)	1.905	2.156	2.063	1.929

	Exchange Rate of Reais to US$1.00

	Low	High	Average (1)	Period-end

Month ended
December 31, 2006	2.138	2.169	2.154	2.138
January 31, 2007	2.125	2.156	2.140	2.125
February 28, 2007	2.077	2.118	2.097	2.118
March 31, 2007	2.050	2.139	2.081	2.050
April 30, 2007	2.023	2.048	2.036	2.037
May 31, 2007	1.929	2.031	1.982	1.929
June 30, 2007	1.905	1.964	1.932	1.929
________________
Source: Central Bank.
(1)	Represents the monthly average exchange rate for the relevant periods.

     We will pay any cash dividends and make any other cash distributions with respect to the common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the common shares on the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo, or BOVESPA).

3B. Capitalization and Indebtedness

     Not applicable.

3C. Reasons for Offer and Use of Proceeds

     Not applicable.

3D. Risk Factors

     An investor should consider carefully the risks described below before making an investment decision. If any of the following risks were to occur, our business, financial condition or results of operations could be harmed.

Risks Relating to the Steel Industry and CSN

     We are exposed to substantial swings in the demand for our steel, which has a substantial impact in the prices for our steel.

     The steel industry behaves in a highly cyclical manner both in Brazil and abroad. In addition, as the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the Brazilian steel industry is heavily dependent on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and domestic economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution sectors. In recent years, the price of steel in world markets has been at historically high levels, but these price levels may not continue. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to historically high prices for our steel products, but these relatively high prices may not continue. Any material decrease in demand for steel in domestic or export markets served by us could have a material adverse effect on our business, financial condition and results of operations.

     We face significant competition, including price competition and competition from other producers, which may adversely affect our profitability and market share.

     The steel industry is highly competitive with respect to price. Over the last decade, the world steel industry was adversely affected by excess worldwide production capacity, reflecting the decreasing demand for steel in Western industrial countries and significant increases in steel production capacity in countries outside the Organization for Economic Development, or OECD. Further, continuous advances in materials sciences and resulting technologies have given rise to products such as plastics, aluminum, ceramics and glass that compete with steel in various segments. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

     The steel industry is also highly competitive with respect to product quality and customer service, as well as technological advances that would allow a steel manufacturer to lower its costs of production. In addition, most markets are served by several suppliers, often from different countries. Competition from foreign steel producers is strong and may increase due to increases in foreign steel installed capacity, appreciation of the real against the U.S. dollar and the reduction of domestic steel demand in other markets.

     In addition, many factors influence our competitive position, including efficiency and operating rates, and the availability, quality and cost of raw materials and labor. China has recently become a net exporter of steel and may become one of the main international exporters of steel in the future. If we are unable to remain competitive with China or other producers in the future, our market share and financial performance may be adversely affected.

     Protectionist measures adopted by the governments in some of our main markets could adversely affect our export sales.

     In response to the increased production and exports of steel in many countries, anti-dumping, countervailing duties and safeguard measures have been imposed by countries which represent some of the main markets for our exports. Those and similar measures could create an imbalance in the international steel market, which could adversely affect our exports. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the U.S. lifted those tariffs in December 2003, there can be no assurance that the U.S. or other countries will not impose other quotas or tariffs and, if that occurs, we cannot quantify the impact on our exports and results of operations.

     The availability or increases in prices of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

     In 2006, the parent company’s costs of raw materials accounted for approximately 53.2% of our total production costs, including outsourced slabs. Our principal raw materials include iron ore, coal, coke (a portion of which we make from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We are dependent on third parties for some of our raw materials requirements. In addition, all of the coal that we use to produce coke and approximately 10-15% of our coke requirements are imported. Currently there is a worldwide shortage of coke and coal, mainly as a result of the rapid growth in the demand for steel globally. In 2006, there was a sharp rise in the cost of a number of commodities essential for the process of steel-making. In particular, the prices of zinc and nickel rose substantially due to a worldwide stock shortage. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition or results of operations of steel companies, including us. The availability and prices of raw materials may be negatively affected by, among other factors, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, accidents or similar events at suppliers’ premises or along the supply chain, worldwide price fluctuations, and the availability and cost of transportation.

     Global developments, particularly the dramatic increase in Chinese and Indian demand for materials and inputs used in steel manufacturing, may cause severe shortages and/or substantial price increases in key raw materials and ocean transportation capacity. Inability to pass those cost increases on to our customers or to cater to our customers’ demands because of non-availability of key raw materials or other inputs, may harm our business, financial condition or results of operations.

     New or more stringent environmental and health regulations imposed on us may result in increased liabilities and increased capital expenditures.

     Our steel making, mining and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of human health and the environment. Brazilian pollution standards are expected to continue to change through 2007, including new liquid effluent and air emission standards and solid waste handling regulations. New or more stringent environmental and health standards imposed on us can require us to make increased capital expenditures. We could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. Current and past waste disposal and emissions practices may result in the need for us to clean up or retrofit our facilities at substantial costs and could result in substantial liabilities.

     Interruptions in the supply of natural gas and power transmission over the government power grid may adversely affect our business, financial condition and results of operations.

     We require significant amounts of energy, both in the form of natural gas and electricity, to power our plant and equipment. We purchase our natural gas needs through distributors which purchase natural gas from Petróleo Brasileiro S.A. - Petrobras (the sole producer and supplier of natural gas in Brazil). Petrobras, in turn, is significantly dependent upon the supply of natural gas from Bolivia. On May 1, 2006, the president of Bolivia announced the nationalization of the country’s gas reserves. The effects of this measure on the supply of natural gas in Brazil are still uncertain. The events in Bolivia could result in the disruption of the natural gas supply to Petrobras or an increase in the prices of natural gas. Any resulting interruptions or reductions in the levels of supply of natural gas by Petrobras to the distributors from whom we purchase our natural gas or a significant price increase may affect our production and production costs and consequently, our business, financial condition and results of operations.

     In addition, we rely on the government power grid for transmission of the electricity we produce to our facilities. Our production could be adversely affected, as a consequence of an electricity supply failure due to problems in transmission lines.

     Accidents or malfunctions in our critical equipment may decrease or interrupt production, reducing our revenues. The insurance policies we hold may not cover all liabilities arising from such decreases or interruptions in production.

     The steel production process depends on certain critical equipment, such as blast furnaces, steel converters, and continuous casting machines. This equipment may encounter serious malfunctions or damages. Significant interruptions in our production process may adversely impact the amounts of our production and consequently decrease our revenues.

     The insurance policies held by us for losses in connection with operational risks, covering damages to our facilities (including damage to equipment and blockage of port facilities) and business interruption, may not be sufficient to cover all liabilities arising from a decrease or interruption in the production of the Presidente Vargas steelworks, including those related to the failure to deliver orders to clients in a timely manner as a result of such events.

     In addition, if in the future we are not able to contract insurance policies on comparable terms to those currently in effect, our results of operation and financial condition may be adversely affected if we incur liabilities which are not completely covered by our insurance policies.

     We are subject to risks related to judicial and administrative proceedings.

     We are involved in numerous legal and administrative proceedings, including proceedings related to tax liabilities, labor and civil disputes. As of December 31, 2006, we recorded provisions for these proceedings in the total amount of R$1,820 million and judicially deposited a total amount of R$301 million in escrow.

     It is not possible to predict the outcome of these proceedings. In the event that a substantial portion of these proceedings or one or more of the proceedings involving a substantial amount are decided against us, and in the event that no provision has been recorded, our results of operations may be adversely affected. In addition, even if sufficient provisions have been recorded, our liquidity may be adversely affected.

     Our activities depend on authorizations from regulatory agencies, and changes in regulations could adversely affect our business.

     Our activities depend on authorizations from and concessions by governmental regulatory agencies of the countries in which we operate. Our mining, mineral processing and logistics activities are also subject to laws and regulations that can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures.

We have experienced labor disputes in the past that have disrupted operations, and such disputes could recur.

     A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services, could adversely affect the operation of facilities, or the timing of completion and the cost of our capital projects.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls (such as those imposed on the steel sector prior to privatization), currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting factors, such as:

  interest rates;

  exchange controls and restrictions on remittances abroad, such as those which were imposed in 1989 and early 1990;

  currency fluctuations;

  inflation;

  price instability;

  energy shortages and rationing programs (such as occurred in 2001);

  liquidity of domestic capital and lending markets;

  tax policies and rules; and

  other political, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.

     In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

     Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy in the past; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil.

     These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares and ADSs.

     Brazil has experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 12.4% in 2004, 1.2% in 2005, and 3.8% in 2006, as measured by general market price index (Índice Geral de Preços – Mercado), or the IGP- M. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

     Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and ADSs.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the real appreciated 8.1%, 11.8%, 8.7% and 4.1% against the U.S. dollar in 2004, 2005, 2006 and the first three months of 2007, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again.

     Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

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

     Developments and perceptions of risk in other countries, especially emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

     The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to a Routine SEC Review

     An ongoing SEC review of our registration statement on Form F-4, filed in connection with a proposed public debt exchange offer, may require us to further amend this annual report.

     We are in the process of responding to comments made by the staff of the SEC regarding our registration statement on Form F-4, filed on September 19, 2005. That registration statement was filed in connection with a proposed public exchange offer of notes originally issued in a non-public transaction. Until our responses to the SEC’s comments are finalized, our capital-raising activities will be limited to the U.S. non-public markets and the markets outside the United States.

Risks Relating to our Common Shares and ADSs

     If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

     Holders of ADSs may not be able to exercise their voting rights.

     Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, the second call must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote the shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, holders of ADSs may not be able to exercise their voting rights.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the price and time they desire.

     Investing in securities, such as the common shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired. There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the São Paulo Stock Exchange”.

     The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of the common shares and the ADSs; holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.

     Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

     Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

     If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

Item 4. Information on the Company

 4A.  History and Development of the Company

General

     We are the second largest fully integrated steel producer in Brazil and one of the largest in Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products decreased in 2006 to 3.5 million and 4.2 million tons, respectively.

     Our fully-integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2006, we accounted for approximately 42.0% of the galvanized steel products sold in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2006, we accounted for approximately 98% of the tin mill products sold in Brazil.

     Our production process is based on the integrated steelworks concept. Following is a brief summary of the steel making process at our Presidente Vargas steelworks, located in the city of Volta Redonda, Rio de Janeiro State:

  iron ore produced from our own mines is processed in continuous sintering machines to produce sinter;

  the sinter and lump ore direct charges are smelted with lump coke and injected powdered coal in blast  furnaces to produce the molten iron formed during the first smelting of iron ore, or pig iron; and

  the pig iron is then refined into steel by means of basic oxygen converters.

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

History

     Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian President Getúlio Vargas. The Presidente Vargas steelworks, located at Volta Redonda, in Rio de Janeiro State, started production in 1946, initially producing coke, pig iron castings and long products.

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

     From 1993 through 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the productivity of our production units and the quality of our products and enhancing our environmental protection and cleanup programs. As part of the investments made under the capital improvement program, since February 1996, all our production has been based on the continuous casting process, rather than ingot casting, an alternative method that results in higher energy use and metal loss. From 1996 through 2002, we spent the equivalent of US$2.4 billion under the capital improvement program and for operational capacity maintenance, culminating with the revamping in 2001 of Blast Furnace No. 3 and Hot Strip Mill No. 2 at the Presidente Vargas steelworks that have increased our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products.

     Additional projects completed under the capital improvement program include:

  the installation of a pulverized coal injection, or PCI, system;

  the start-up of a vacuum-degasser unit and a ladle furnace, to improve steel quality and allow us to supply high-end products to the more stringent automotive and packaging industries’ specifications;

  the start-up of continuous casting machine No. 4; and

  the start-up of a 238-MW thermoelectric co-generation power plant, designed to supply 60% of the Presidente Vargas steelworks’ current energy requirements, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. This power plant also produces steam for the steelworks’ rolling facilities and coking plant and blown air for their blast furnaces.

Accident in Blast Furnace No. 3

     In January 2006, we had an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the President Vargas steelworks. The accident prevented us from operating the equipment for approximately six months, impacting our operating revenues, as a result of reduced sales volumes, cost of goods sold, as a result of having to purchase slabs from third-party sources, gross profit and operating income, as further explained in “Item 5A. Operating Results—Results of Operations—2006 Compared to 2006”. In order to meet our customers’ purchasing orders during the period in which Blast Furnace No. 3 was under repair, we purchased slabs and coils from third-party sources, therefore increasing our costs of goods sold in 2006.

Capital Expenditures

     We invested US$178 million, US$290 million and US$706 million in 2004, 2005 and 2006 to further improve productivity levels and to maintain our operational capacity. The expenditures were for, among other things, equipment revamping, spare parts purchases, building repairs, equipment automation and information technology at our facilities.

     We have also implemented our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant for supply to the construction and home appliance industry sectors, as described in “Item 4B. Business Overview—Facilities.”

     We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments already implemented are set forth in “Item 4B. Business Overview—Facilities”.

Acquisitions

     In June 2004, we acquired the remaining 49% ownership interest in GalvaSud from our then partner Thyssen-Krupp Stahl AG., or TKS, for US$28.5 million, becoming the sole owner of GalvaSud, and repaid GalvaSud’s project finance debt resulting for the formation of the joint venture in 1998, including the portion that had been guaranteed by TKS, which aggregated US$132 million. GalvaSud produces and sells galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry.

     In April 2005, we purchased from Brascan Brasil Ltda., 100% of the capital stock of Estanho de Rondônia S.A., or ERSA, and the assets of a tin mine and a smelter located in Rondônia state, Brazil, for US$38.8 million. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Center. The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into a Mining Group (Grupamento Mineiro No. 131/92). The reserves provided were recognized by DNPM, Brazil’s competent authority for the reporting of ore reserves. The reserves and resources presented are “in situ”.

     In May 2006, we entered into an agreement with Corus Group Plc, to purchase the remaining 50% of the capital stock of Lusosider Projectos Siderúrgicos S.A., or Lusosider for approximately US$31.9 million. This acquisition was duly approved by the Portuguese Competition Authority and further concluded on August 31, 2006. Lusosider produces approximately 240,000 tons of galvanized products, 50,000 tons of cold rolled and 60,000 tons of tin plate annually. Its main customers include service centers, food and general line can making and steel packaging industries.

     On June 5, 2006, we acquired 100% of the shares of Companhia Metalúrgica Prada, or Prada, from Kiskidee Investments Limited LLC, for a total of US$1.00. Prada is the largest steel can manufacturer in Brazil and produces more that one billion steel cans in its four production units located in São Paulo, Santa Catarina and Minas Gerais states, in the southeastern and southern regions of Brazil and, accordingly, is one of our major customers of tin mill products.

Planned Investments

Iron Ore Project (Casa De Pedra)

     In January 2004, we announced the approval of investments of approximately US$1.5 billion to expand our iron ore production, which are currently being implemented. The investments will be financed by BNDES, which already approved credit lines of up to US$393.6 million indexed based on the long term reference interest rate, Taxa de Juros a Longo Prazo, or TJLP, by other export credit agencies, resources obtained in the capital markets in general and the use of free cash flow from our current operations. These investments comprise the expansion of our mining activities, our port facilities and the construction of pellet plants. We expect full capacity of the project to be achieved by July 2011. The main investments to be made are the following:

  expansion of the annual production of the Casa de Pedra iron ore mine from approximately 16 million  tons to 53 million tons;

  expansion of the coal terminal adjacent to our Itaguaí Port facilities to enable annual exports of up to 40  million tons of iron ore; and

  construction of two pellet plants, each with capacity of three million tons per year.

     Additionally, in 2006, pursuing our strategy to increase value for our shareholders and strengthen our position as a global player, our Board of Directors approved new investments of over US$4 billion over the next three years, comprised as follows:

Steelmaking (Slab Mills)

     We plan to invest approximately US$3.6 billion to build greenfield slab mills, located in Itaguaí, State of Rio de Janeiro, close to CSN’s port terminals, and/or in the State of Minas Gerais, that are expected to be concluded in October 2009. As part of our strategy to strengthen our position as a global player, we are seeking to take advantage of our existing competitive iron ore mine and integrated infra-structure to produce slabs that will feed downstream operations in the United States and/or Europe. We intend to finance these investments with BNDES, other export credit agencies and the use of free cash flow from our current operations.

Long Steel Production

     We are also investing in the long steel segment, in order to be strategically positioned to take advantage of the current construction boom in Brazil. We have been taking advantage of our existing infrastructure in the Presidente Vargas steelworks by revamping a former foundry unit in Volta Redonda and plan to invest a total of approximately US$113 million in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The new facility is expected to be concluded in December 2008 and to produce 500,000 tons of long steel per year from surplus pig iron and low added- value slabs. We intend to finance these investments with BNDES, other export credit agencies and the use of free cash flow from our current operations.

Cement Project

     This project represents the entrance of CSN into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in Arcos, Minas Gerais. These two raw materials, slag and limestone, which is further transformed into clinker, account for approximately 95% of the production cost to produce cement. We are investing approximately US$185 million to build a greenfield grinding mill and clinker furnace, with capacity of 3 million tons and 825,000 tons, which we expect will be concluded in January and November 2008, respectively. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to R$66.8 million indexed based on the TJLP, as well as the use of free cash flow from our current operations.

Transnordestina

     In August 2006, our Board of Directors approved a transaction to merge Transnordestina, an infrastructure project led by the Federal Government of Brazil, into Companhia Ferroviária do Nordeste – CFN, which is a 30-year concession granted to CSN in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. Investments of approximately US$2,067.8 million were approved to revamp 800 km of an existing railway track and to build an additional 1,000 km of large gauge, world class railway track. The investments will allow the company to increase the transportation of various products, such as soy beans, cotton, sugar cane, fertilizers, oil and fuels, iron ore and limestone. The investments will be financed mainly with equity and debt from the Brazilian Federal Government through BNDES, FINOR – Northeastern Investment Fund and FDNE – Northeastern Development Investment Fund. We will invest up to R$1 billion to the extent required to complete the investments mentioned above and only after full disbursement of approximately R$3.5 billion by the Federal Government and its agencies and investment funds.

Additional Investments

     In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel producing capabilities.

Other Information

     CSN’s legal and commercial name is Companhia Siderúrgica Nacional. CSN is organized for an unlimited period of time. Its head offices are located at Avenida Brigadeiro Faria Lima, 3,400, 20th floor, 04538-132, São Paulo, SP, Brazil and its telephone number is +55-11-3049-7100. CSN’s agent for service of process in the United States is CT Corporation, with offices at 1633 Broadway, New York, NY 10019.

4B.  Business Overview

Competitive Strengths

     We believe that we have the following competitive advantages:

     Fully integrated business model. We believe we are one of the mostly fully integrated steelmakers in the world. We have captive iron ore reserves, which differentiates us from our main competitors in Brazil that purchase their iron ore requirements from mining companies such as CVRD. We have recently audited our mineral deposits at our Casa de Pedra iron ore mine. The results confirmed mineral resources in excess of 8.3  billion tons, out of which 1.6 billion tons of proven and probable reserves with a grade of approximate 48%. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas steelworks. Our steelworks is close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. Our operations are strongly integrated as a result of our captive sources of raw materials, such as iron ore and cole, and our access to owned infrastructure, such as railroads and deep- sea water port facilities.

     Thoroughly developed logistics infrastructure. We have a thoroughly developed logistics infrastructure, from our iron ore mine to our steel mill to, finally, our ports. The location of our steelworks facility is next to railroad systems and port facilities, facilitating the supply of raw material, the shipment of our production and easy access to our principal clients. The concession for the main railroad used by us is owned by MRS, a company in which we hold 32.9% of the voting capital. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Since we obtained the concession to operate MRS’ railway in 1996, we have significantly improved its tracks and developed its business, with strong cash generation. We also own concessions to operate two deep-sea water terminals from which we export our products and also import coal and small amounts of coke, which are the only important raw materials that we need to purchase from third-party sources.

     Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas steelworks. We also sell excess energy we generate into the energy market. Our 238 MW thermoelectric co-generation plant provides the Presidente Vargas steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We indirectly hold 60.5% of the Itá hydroelectric plant that has installed capacity of 1,450 MW, with a guaranteed output of 668 MW. In addition, the Igarapava hydroelectric, with 210 MW fully installed capacity, representing a guaranteed output of 126 MW, supplies energy mainly to the Casa de Pedra and Arcos mines.

     Low cost structure. As a result of our fully integrated business model, our thoroughly developed logistics infrastructure and our self sufficiency in energy generation, we have been constantly and consistently presenting substantially high margins. Other factors that lead to our high margins are the strategic location of our steelworks facility, the use of state of the art technology and our qualified work force.

     Diverse product portfolio and product mix. We believe we have one of the best product mixes in Latin America as a whole, especially considering our 98% dominance in steel tin mill products in Brazil. We produce all kinds of steel packaging produced in Brazil at our tin plate steel mill and 50% of the galvanized flat steel produced in Brazil.  We also produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix. Our GalvaSud product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks, which is a trend in this industry. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment. Our subsidiary CSN Paraná, gives us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary, INAL, the largest flat steel distributor in Brazil, is a strong sales channel in the domestic market, enabling us to meet smaller customer demands, and therefore, to have a strong presence in retail market. We believe we are well positioned strategically to develop new products such as long steel and cement that are very important for the civil construction industries.

     Strong presence in domestic market and strategic international exposure. We have a strong presence in the domestic market for steel products, with a 98% dominance of the steel tin mill product industry in Brazil and a large market for galvanized flat steel. In addition, our subsidiaries CSN LLC and Lusosider constitute significant sales channels for our products in the United States and Europe, respectively.

Strategy

     Our mission is to increase value for our shareholders, maintaining our position as one of the world’s lowest-cost steel producers. With this in mind, we intend to strengthen our position as a global player, optimizing our infrastructure assets (our mines, ports and railways) and their competitive cost advantages.

     To achieve this goal, we have adopted strategies in each of our four business segments (where we already have assets, current operations or inherited competitive advantages) as described below.

Steel

     Our strategy related to our steel business involves:

  implementing a carefully crafted globalization strategy that may include association with or the  acquisition and/or construction of steel operations, steel-related businesses or distribution or service  centers outside Brazil, which could further process low cost semi-finished products (slabs) from Brazil and  improve our distribution channels abroad;

  emphasizing a wide range of value-added products, mostly galvanized, pre-painted and tin-coated;

  introducing new technologies and systems to enhance our understanding of customers, competitors and  industry trends; and

  providing customer solutions supported by quality products and services.

     For further information on our planned investments relating to our steel activities, see “Item 4A. History and Development of the Company—Planned Investments—Steel Making (Slab Mills)” and “Item 4A. History and Development of the Company—Planned Investments—Long Steel Production”.

Mining

     In order to strengthen our position as a player in the iron ore market, we plan to expand our mining asset — Casa de Pedra (iron ore) mine – and search for investment opportunities, primarily in mining operations related to the steel business. For further information on our planned investments relating to our mining activities, see “Item 4A. History and Development of the Company—Planned Investments—Iron Ore Project (Casa de Pedra).”

     In this regard, in November 2006 we incorporated a new subsidiary named Nacional Minérios S.A. to study the acquisition of other iron ore bodies and trade iron ore from other miners as well.

     In 2007, we made our first entry into the international iron ore market. The first step towards this goal was taken in February 2007, with the completion of the first phase of the expansion our coal seaport terminal in Itaguaí (RJ) which enabled it to also to handle and export iron ore, and the loading from its facilities of the first shipment of iron ore products from our subsidiary Nacional Minérios S.A.

Logistics

     We expect to take advantage of and expand our logistics capabilities, including our integrated infrastructure operations (our railways and ports).

     We have substantially improved the infrastructure needed to support the President Vargas steelworks and our export and international strategies by making investments in projects such as power generation through hydroelectric power plants, railways and port facilities in order to increase our ability to control production costs and secure reliable sources of energy, raw materials and transportation.

Cement

     Our strategy for our cement business includes the achievement of greater usage of by-products by constructing a clinker furnace and a grinding mill to produce 3.0 million tons of cement, using the slag generated by our blast furnaces, which we expect will become operational in January and November 2008, respectively. For further information on our planned investments relating to our cement activities, see “Item 4A. History and Development of the Company—Planned Investments—Cement Project.”

Major Products

     We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries.

     The following chart reflects our production cycle in general terms.

     Our Presidente Vargas steelworks produces flat steel products — slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For further information on our production process, see “— Process”.

Slabs

     Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,600 millimeters and lengths ranging from 5,250 to 10,500 millimeters. We produce medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs.

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

  panels and sign panels; and

  pre-painted parts.

     Galvanized sheets, both painted and bare, are also frequently used for gutters and downspouts, outdoor and indoor cabinets, all kinds of home appliances and several similar applications. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 2.70 millimeters. The continuous process results in products with highly adherent and uniform zinc coatings capable of being processed in nearly all kinds of bending and heavy machinery.

     In addition to standard galvanized products, we produce Galvanew®, galvanized steel that is subject to a special annealing process following the hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron- zinc alloy coating allows better welding and paint performance. The combination of these qualities makes our Galvanew® product particularly well suited for manufacturing automobile and home appliance parts including high gloss exposed parts.

     At CSN Paraná, one of our subsidiaries, we produce galvalume, a cold-rolled material coated with a zinc-aluminum alloy. The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in outdoor construction applications that may be exposed to severe acid corrosion environment like marine atmosphere.

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

Tin Mill Products

     Tin mill products comprise flat-rolled low- carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.49 millimeters, coated or uncoated. Coatings of tin and chromium can be applied by various electrolytic and hot-dip processes. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

  tin plate - coated on one or both faces with a thin metallic tin layer plus a chromium oxide layer, covered  with a protective oil film;

  tin free steel - coated on both faces with a very thin metallic chromium layer plus a chromium oxide  layer, covered with a protective oil film;

  low tin coated steel - coated on both faces with a thin metallic tin layer plus a thicker chromium oxide  layer, covered with a protective oil film; and

  black plate - uncoated product used as the starting material for the coated tin mill products.

     Tin mill products are primarily used to make cans and other containers. With six electrolytic coating lines, we are one of the biggest producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

Production

Production Process

     The principal raw materials for steel production in an integrated steelworks are iron ore, coal, coke, and fluxes like limestone and dolomite. The iron ore consumed at the Presidente Vargas steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in Congonhas, Minas Gerais State, 328 km from the Presidente Vargas steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

     Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process. See “- Raw Materials and Energy Requirements”. This coal distillation process also produces coke oven gas as a by-product, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2006, we produced about 75-80% of our coke needs and imported the balance. At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a PCI facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

     The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white- hot liquid iron and slag are drawn off from the bottom of the furnace.  Slag (containing melted impurities) is granulated and sold to neighboring cement companies. Upon completion of our planned cement plant expected to occur by 2008, slag also will be used to produce cement.

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

     The hot-rolling, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills. The better surface characteristics of cold-rolled products enhance their value to customers as compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed, coated (by a hot dip or electrolytic tinning process) and painted, to enhance medium-and long-term anti-corrosion performance and to add characteristics that will broaden the range of steel utilization. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

     Steel plant equipment regularly undergo scheduled maintenance shutdowns. Typically the rolling mills and coating lines are maintained on a weekly or monthly basis whereas the blast furnaces and other special equipment are scheduled for routine maintenance on a semi-annual or annual basis.

Quality Management Program

     We practice Total Quality Management, a set of techniques that have been adopted by many leading transnational companies. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization, or ISO. In October 2003, we were awarded the ISO 9000: 2000 certificate for the design and manufacture of hot-rolled, pickled and oiled products, cold-rolled, galvanized and tin mill products, which replaced the ISO 9001 Certificate that we were awarded in December 1994. In October 2003, we were also awarded the automotive industry’s Technical Specification - 16949: 2002, for the design and manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized products, which replaced the QS 9000 standards that we were awarded in 1997. Some important automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the QS 9000 standards.

Production Output

     The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

CRUDE STEEL PRODUCTION
(In millions of metric tons)

			CSN% of
	Brazil	CSN	Brazil

2006	30.9	3.5 *	11.3%
2005	31.6	5.2	16.5%
2004	32.9	5.5	16.8%
2003	31.1	5.3	17.0%
2002	29.6	5.1	17.2%
Source: Instituto Brasileiro de Siderurgia – IBS (Brazilian Steel Institute)
*	Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

The following table contains some of our operating statistics for the periods indicated.

CERTAIN OPERATING STATISTICS
(In millions of metric tons)

	2004	2005	2006(1)

Production of:
Iron Ore	15.5	13.7	13.1
Molten Steel	5.7	5.3	3.6
Crude Steel	5.5	5.2	3.5
Hot-rolled Coils and Sheets	5.1	4.8	4.1
Cold-rolled Coils and Sheets	2.8	2.6	2.3
Galvanized Products	1.3	1.0	1.1
Tin Mill Products	1.0	1.0	0.8
Consumption of Coal for Coke Batteries	2.3	2.3	2.0
Consumption of Coal for PCI(2)	0.9	0.8	0.5
________________

(1)	Lower production due to accident at Blast Furnace No. 3 on January 22. 2006.
(2)	Pulverized coal injection

Raw Materials and Suppliers

     The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Raw Materials and Energy Requirements

     Iron Ore. We obtain all of our iron ore requirements from our Casa de Pedra mine in Minas Gerais State, which has an installed mining capacity of 21.5 million tons annually (run-of-mine or ROM) with a processing ratio of 74.4%, resulting in a mining capacity of 16 million tons of processed iron ore per year. In 2006, the run-of-mine was 17.5 million tons, resulting in 13.1 million tons of processed iron ore per year. Of this total, 4.8 million tons were utilized at the Presidente Vargas steelworks and 3.2 million tons were sold to third parties, consisting of 1.9  million tons of sinter-feed material, 0.4 million tons of pellet feed materials, 0.5 million tons of lump ore and 0.5  million tons of small lump ore. In addition, approximately 5.1 million tons of processed iron ore were kept in inventory in 2006.

     We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas steelworks. See the map under “Item 4D. Property, Plant and Equipment” for the location of the Casa de Pedra mine in relation to the Presidente Vargas steelworks.

     Coal. In 2006, our coal consumption totaled 2.5 million tons and accounted for approximately 16% of our production cost. The 20% reduction compared to the 2005 consumption is due to the stoppage of Blast Furnace No. 3 in the first half of 2006, from January to June. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year.

     Coke. In 2006, in addition to the approximately 1.5 million metric tons of coke we produced, we also consumed 152,000 tons of coke bought from third parties in China and Colombia. The market for coke has been very tight since 2002, because China, a major player in the sea- borne trade, has increased its internal consumption and adopted restrictive export quotas.

     We use a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2006, we used approximately 479,000 tons of imported PCI coal.

     Limestone and Dolomite. We obtain limestone and dolomite from our Bocaina mine at Arcos in Minas Gerais State, which produces 1.6 million tons of limestone and 0.9 million tons of dolomite on an annual basis, more than 90% of which is used in the steelmaking process. See the map under “Item 4D. Property, Plants and Equipment” for the location of the Bocaina mine in relation to the Presidente Vargas steelworks.

     Aluminum, Zinc and Tin. Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase aluminum, zinc and tin typically from third-party domestic suppliers under one- or two-year contracts.  We maintain approximately a one-week reserve of such materials at the Presidente Vargas steelworks.

     In April 2005, we acquired ERSA, a tin mine and smelter facility. This smelter was one of our main tin suppliers in 2004. We intend to increase production from 1,800 tons in 2005 to 3,800 tons in 2009, in order to achieve self- sufficiency of this raw material.

     Other Raw Materials. In our production of steel, we also consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

     We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas steelworks. These gases are supplied by a third party under long-term contracts from its gas production facilities located on the Presidente Vargas steelworks site. In 2006 we used 575,00 tons of oxygen to produce 3.5  million tons of crude steel.

     Water. Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$0.8 million.

     Electricity. Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2005, the Presidente Vargas steelworks consumed approximately 3.0 million MWh of electric energy or 580 kilowatt hours per ton of crude steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 11.6% of the overall consumption of electricity in Rio de Janeiro State. Our current sources of electricity are our 238-MW thermoelectric co-generation power plant at the Presidente Vargas steelworks and the Itá and Igarapava hydroelectric facilities held by us, from which we receive 167 MW and 22 MW, respectively.

     Natural Gas. In addition to electricity, we consume natural gas, mainly in our hot-stripmill. CEGRio S.A., which was privatized in 1997, is currently our sole source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobrás, the Brazilian national oil company. See Item 3D. Risk Factors — Risks Relating to the Steel Industry and CSN – Interruptions in the supply of natural gas and power transmission over the government power grid may adversely affect our business, financial condition and results of operations.”

     Suppliers

     We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil and coal and coke being the only inputs acquired abroad.

     Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources and Alpha Coal PTY	Coal
Minmetals, Noble and Seatrade	Coke
Valesul, Nexans, Imbra and Alubar	Aluminum
Votorantim Metais	Zinc
ERSA, Glencore and Coppertrading	Tin
Engebasa, Tecnometal and Dedini	Spare parts
Magnesita, Saint Gobain and RHI	Refractory bricks
BR Distribuidora, Yushiro and Quaker	Lubricants

Logistics

     Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas steelworks and steel products to ports for shipment overseas.  Iron ore, limestone and dolomite from our two mines located in Minas Gerais State are transported by railroad to the Presidente Vargas steelworks for processing into steel. The distances from such mines to the Presidente Vargas steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the City of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

     Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we indirectly hold concessions for the main railway systems we use.

     We export mainly through the ports of Itaguaí and Rio de Janeiro, and import coal and coke through the Itaguaí Port, all in Rio de Janeiro State. The coal and container terminals have been operated by us since August 1997 and 1998, respectively.

Sales and Marketing

     Our products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries.

Marketing Organization and Strategy

     Our sales approach is to establish a brand loyalty image and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs. Our business encompasses operations and commercial activities. Our operations activities are undertaken by our production sector, which is composed of the following two units:

  the operations unit is responsible for steel production operations, repair shops, in-plant railroad, and  process development at Volta Redonda; and

  the support unit is responsible for production planning, management of product stockyards, energy and  utility facilities and work force safety assistance at the Presidente Vargas steelworks.

     The production sector is also responsible for environment and quality consulting, new products development, capital investment implementation for steel production and processing, as well as the supervision of GalvaSud’s and CSN Paraná’s operations.

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

     The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished-products. The automotive unit markets GalvaSud products and a portion of the galvanized material produced at Presidente Vargas steelworks, using a combined sales strategy. The home appliance, OEM and construction units, in addition to being responsible for these segments, market the steel produced at CSN Paraná.

     In 2006, approximately two thirds of our domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent resale to smaller clients.

     Historically, our export sales were made primarily through international brokers. However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers. We have sought to orient our export sales to more profitable markets in order to maximize revenues and shareholder returns. Our strategy is to maintain Europe and North America as our main export markets, taking advantage of the commercial channels provided by our subsidiaries CSN LLC, in the United States and Lusosider, in Portugal.

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

     Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, chemical composition, quality and specifications. In general, export sales are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the export destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand and the transportation and tariff costs to import similar products. Sales are normally paid at sight, or within 15 or 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Steel Sales by Geographic Region

     In 2006, we sold steel products to customers in Brazil and 60 other countries. The fluctuations in the portion of total sales attributable to domestic sales, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

     The three main export markets for our products are North America, Europe and Latin America, representing 47%, 36% and 9%, respectively, of our export sales volume in 2006. In addition to sale to end customers.

     In North America, we take advantage of our subsidiary CSN LLC presence, which acts as a commercial channel for our products. In order to gain a cost advantage among our US competitors, CSN is able to export slab to CSN LLC which is processed at third parties into hot-rolled coil and then to be transformed into more added value products at CSN LLC’s plant, such as cold-rolled coil and galvanized. Moreover, CSN is able to export cold-rolled coils which can be directly sold or processed by CSN LLC in order to manufacture galvanized products.

     In Europe, CSN sells hot-rolled coil as raw material for Lusosider, our subsidiary located in Portugal.

     The following table contains certain information relating to our sales of steel products by destination:

	SALES OF STEEL PRODUCTS BY DESTINATION
	(In thousands of metric tons and millions of US$)
	2004				2005				2006

		% of	Gross Operating	% of		% of	Gross Operating	% of		% of	Gross Operating	% of
	Tons	Total	Revenues(2	Total	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total

Brazil	3,298	70.5	2,699	73.0	2,875	59.6;	3,155	72.2	2,817	64.3	3,258	72.5
Export	1,383	29.5	997	27.0	1,945	40.4	1,214	27.8	1.567	35.7	1,235	27.5

Total	4,681	100.0	3,696	100.0	4,820	100.0	4,369	100.0	4,384	100.0	4,493	100.0

Exports by Region
Asia	149	3.2	62	1.7	543	11.3	268	6.1	79	1.8	47	1.1
North America(1)	605	12.9	602	16.3	662	13.7	479	11.0	729	16.7	600	13.4
Latin America	136	2.9	77	2.1	146	3.0	101	2.3	142	3.2	92	2.0
Europe	447	9.5	228	6.2	510	10.6	298	6.8	563	12.8	455	10.1
All Others	46	1.0	27	0.7	84	1.7	68	1.6	54	1.2	41	0.9

Total Exports	1,383	29.5	997	27.0	1,945	40.4	1,214	27.8	1,567	35.7	1,235	27.5

_______________

(1)	Sales to Mexico are included in North America
(2)
Total gross operating revenues presented above differ from amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products, which in 2004 represented US$207, in 2005 represented US$304 and in 2006 represented US$320.

Sales by Steel Product

     The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Instituto Brasileiro de Siderurgia, the Brazilian Steel Institute, or IBS.

DOMESTIC MARKET SHARE
(As a percentage of the market for each product)

	2004	2005	2006

Hot-rolled Products	29.0%	29.0%	25.0%
Cold-rolled Products	25.0%	19.0%	19.0%
Galvanized Products	49.0%	44.0%	42.0%
Tin Mill Products	98.0%	99.0%	98.0%

Sales by Industrial Segment

     We sell our products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

SALES BY INDUSTRIAL SEGMENT IN BRAZIL
(In percentages of total domestic volume shipped)

	2004	2005	2006

Distribution	32.3%	33.8%	38.0%
Packaging	19.8%	22.5%	21.9%
Home Appliances/OEM	17.4%	15.2%	15.4%
Automotive	20.0%	17.4%	14.6%
Construction	10.6%	11.0%	10.2%

     We believe we have a particularly strong domestic and export position in the sale of tin mill products used for packaging. Our customers for these products include some of the world’s most important food processing companies, as well as many small and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by GalvaSud and CSN Paraná. No single customer accounts for more than 5% of our net operating revenues.

Seasonality

     Sales by us are subject to seasonality. In the international and domestic steel market, demand is lower in the first six months of each year, which directly affects sales. On the other hand, demand normally increases in the third quarter. The sales force considers this seasonality in its planning while, at the same time, seeks to keep production stable by offsetting domestic market fluctuations with exports to other markets.

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

     Our major operational units and corresponding effective capacities as of December 2006, including CSN LLC and Lusosider are set forth in the following chart:

EFFECTIVE CAPACITY

	Metric tons per year	Equipment in operation

Process:

Coking plant
	1,680,000	3 batteries
Sintering plant
	6,930,000	3 machines
Blast furnace
	5,380,000	2 furnaces
BOF shop
	5,750,000	3 converters
Continuous casting
	5,600,000	3 casters
Finished Products:

Hot strip mill
	5,100,000	1 mill
Cold strip mill
	4,550,000	6 mills
Galvanizing line
	2,095,000	7 lines
Electrolytic tinning line
	1,190,000	7 lines

Downstream Facilities

     GalvaSud. We currently hold 100% of GalvaSud, which produces and sells galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry. GalvaSud has an annual capacity of 350,000 tons. For further information on the acquisition of GalvaSud, see “Item 4A. History and Development of the Company—Acquisitions”.

     CSN Paraná. Our subsidiary CSN Paraná, produces and supplies plain regular galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 100,000 tons of pre-painted product, which can use cold-rolled or galvanized steel as substrate, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

     Metalic. We hold 100% of the shares of Cia. Metalic Nordeste, or Metalic. Metalic is the only two-piece steel can producer in all Americas. It has approximately 50% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas steelworks.

     Prada. We hold 100% of the shares of Companhia Metalúrgica Prada, or Prada. Prada is the largest steel can manufacturer in Brazil and produces more than one billion steel cans in its four production units located in São Paulo, Santa Catarina and Minas Gerais states, in the southeastern and southern regions of Brazil and, accordingly, is one of our major customers of tin mill products. Currently, we are the only Brazilian producer of tin-coated products, Prada´s principal raw material. Prada has important customers in the food and chemical segments, including seeds, dairy products, lubricants, varnish, resins and other business activities. For further information on the acquisition of Prada, see “Item 4A. History and Development of the Company—Acquisitions.”

     Heartland Steel. CSN LLC holds the assets of Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana. This facility has an annual production capacity of 800,000 tons of cold-rolled products and 315,000 tons of galvanized products. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them converted into hot coils by American steel companies or buying hot rolled coils directly from mills in the United States. See “Item 4B. Government Regulation and Other Legal Matters-Anti-Dumping Proceedings-United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

     Lusosider. We hold 100% of Lusosider, a producer of hot-dip galvanized products, cold-rolled and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240,000 tons of galvanized products, 50,000 tons of cold rolled and 60,000 tons of tin plate annually. Its main customers include service centers, food and general line can making and steel packaging industries. For further information on the acquisition of the remaining 50% of the capital stock of Lusosider, see “Item 4A. History and Development of the Company—Acquisitions.”

     INAL. INAL (Indústria Nacional de Aços Laminados S/A), is a very traditional distributor founded in 1957.  Currently INAL is the number one in the Brazilian distribution market, with 730,000 tons/year of capacity. INAL has four steel service centers and five distribution centers strategically located in the Brazilian territory. Its main and biggest service center is located in Mogi das Cruzes between São Paulo and Rio de Janeiro. INAL has a dedicated service center for processing tin plate, located in Volta Redonda. Its product mix also includes sheets, slit coils, sections, tubes, roofing in standard or customized format, according to client’s specifications. INAL processes all the range of products produced by CSN and services 4,000 clients annually in sectors, such as: civil construction, automotive, home appliances, among others.

Mines and Mineral Reserves

     We have concessions to mine iron ore, limestone, dolomite and manganese. However, at the present time, we believe it is more cost efficient to purchase manganese on the local market. As a result, we do not currently operate any of the manganese concessions.

     We have an 100% ownership interest in each of our mines. In addition, each mine is an “open pit” mine. See the map under “Item 4D. Property, Plant and Equipment” for the location of the mines in relation to the Presidente Vargas steelworks and for information on the reserves at our Casa de Pedra mine.

     Iron Ore Mine. Our iron ore extraction, crushing and screening are done at our Casa de Pedra mine facilities located at Congonhas, Minas Gerais State, located 350 km from the Presidente Vargas steelworks. The current mine equipment fleet and treatment facilities have an installed annual run-of-mine capacity of approximately 60 and 21.5 million tons, respectively. Assuming current and future levels of production and quality, we assume that our proven and probable reserves will last for 28 years.

     Until 2001, we held an interest in CVRD, Latin America’s largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our interest in Valepar to some companies and pension funds, including Bradespar S.A. and Litel Participações S.A. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A. and the subsequent sale of CVRD’s 10.3% interest in 2003 in our company, CVRD obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates’ needs.

     In connection with CVRD’s right of first refusal, in March 2005, we and CVRD executed a purchase and sale agreement providing for our sale to CVRD of a total of 54.7 million tons of iron ore produced in the Casa de Pedra iron ore mine over the term of the agreement which expires in 2015. The pricing terms of the agreement are subject to prices charged by CVRD to its customers in the Asian market. This agreement is the first long-term sale of iron ore anticipated from the expansion of Casa de Pedra mine and it marks the beginning of the sales of our iron ore to third parties on a large scale. Currently, the place of delivery of the iron ore and its effects on certain commercial terms are under dispute by means of arbitration proceeding before the International Chamber of Commerce (ICC).

     Additionally, in view of certain acquisitions made by CVRD in 1995, the Conselho Administrativo de Defesa Econômica, the Brazilian anti-trust agency, or CADE, issued a decision in August 2005 according to which CVRD would have to choose between its share participation in Ferteco Mineração S.A. (Ferteco) or its rights of first refusal mentioned above. Such decision is being challenged by CVRD before the Brazilian courts.

     Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, Minas Gerais State. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe this mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 45 years. The mining facility is located 455 km from the Presidente Vargas steelworks.

     Tin. We hold the assets of a tin mine and a smelter located in Rondônia state. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Center.  The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into a Mining Group (Grupamento Mineiro n" 131/92). The reserves provided were recognized by DNPM, Brazil’s competent authority for the reporting of ore reserves. The reserves and resources presented are “in situ.” For further information on this acquisition, see “Item 4A. History and Development of the Company—Acquisitions.”

Electricity Distribution and Generation

     Thermoelectric Co- Generation Power Plant. We completed construction of a 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks in December 1999. Since October 2000, the plant has provided the Presidente Vargas steelworks with approximately 60% of its electric energy needs for its steel mills.  Aside from operational improvements, the power plant supplies our strip mills with electric energy, process steam and blown air for the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. The plant was constructed in accordance with the most stringent international environmental standards, meeting and surpassing applicable Brazilian environmental standards.

     Itá Hydroelectric Facility. We and Tractebel Energia S.A. – Tractebel each own 48.75%, and Companhia de Cimento Itambé – Itambé owns the remaining 2.5%, of Itá Energética S.A. – ITASA, a special-purpose company formed for the purpose of implementing, and owning, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in southern Brazil. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.  ITASA has been responsible for the construction of the Itá plant, while Tractebel has been responsible for environmental matters (such as property condemnations and resettlements). Tractebel is also responsible for the plant operation and maintenance.

     The power facility was built under a project finance structure with an investment of approximately US$860 million. The long-term financing for the project was closed in March 2001 and consisted of US$78 million of debentures issued by ITASA, a US$144 million loan from private banks and US$116 million of direct financing from BNDES, all of which are due by 2013. The sponsors have invested approximately US$306 million in this project.

     Itá has an installed capacity of 1,450 MW, with a firm guaranteed output of 668 MW and, became fully operational in February 2001.

     We and the other shareholders of ITASA have the right to take our pro rata shares (based on our interests in the project) of Itá’s output pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Since October 2002, we have been using our entire Itá take internally.

     Igarapava Hydroelectric Facility. We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais – CMM, Mineração Morro Velho Ltda. – MMV, and Companhia Energética de Minas Gerais – CEMIG. The plant attained its full installed capacity of 210 MW, corresponding to 126 MW of firm guaranteed output in September 1999. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines. The balance is consumed by the Presidente Vargas steelworks or sold into the energy market.

Railways

     Southeastern Railway System. We own 32.93% (20% of the voting capital) of MRS Logística S.A., or MRS, which has a concession to operate, through the year 2026, the assets of Brazil’s southeastern railway system. The southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in southeast Brazil, and links the mines of Minas Gerais State to the ports of São Paulo and Rio de Janeiro states and to the steel mills of CSN, Companhia Siderúrgica Paulista – Cosipa and Gerdau Açominas.  In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in Minas Gerais State and coke and coal from the Itaguaí Port in Rio de Janeiro State to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 13% of the southeastern railway system’s total volume. As of December 31, 2006, US$1,623 million remained payable over the remaining 20-year life of the concession, of which US$1,571 million are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). While we have joint and several liabilities with the other principal MRS shareholders for the full payment of the outstanding amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

     Northeastern Railway System. We and the Steinbruch family each hold 45.78% of the capital stock of Companhia Ferroviária do Nordeste, or CFN, which has a 30-year concession to operate the assets of Brazil’s northeastern railway system. The northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. In 2006, CFN was authorized to absorb the Transnordestina, a large-gauge, high-performance rail project. As of December 31, 2006, US$15 million remained payable over the remaining 20-year life of the concession, of which US$14.9 million are treated as an Off-Balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). We and the Steinbruch family have joint and several liabilities for the full payment of the outstanding amount.

Port Facilities

     Coal Terminal. We own the concession to operate a coal terminal, one of four terminals that form the Itaguaí Port, located in Rio de Janeiro State, for a term expiring in 2022 that is renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to unload at least 3.4 million metric tons of coal and coke through the terminal annually, as well as shipments from third parties.  Among the approved investments that we announced in January 2004 is the development and expansion of the coal terminal at Itaguaí to also handle up to 40 million tons of iron ore per year. For further information, see “Item 4A. History and Development of the Company—Planned Investments—Iron Ore Project (Casa de Pedra).”

     Container Terminal. We own 100% of Sepetiba Tecon S.A., or TECON, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2006, US$130 million of the cost of the concession remained payable over the next 20 years of the lease. TECON is expected to reach a nominal annual capacity of 600,000 containers by 2010. We intend to send all of our exports of steel products through this terminal. Approximately 60% of the steel products that we exported in 2006 were shipped through TECON.

Insurance

     In order to minimize the various risks resulting from our operations, we take several measures. Besides implementing different procedures for maintenance and risk control, which include, but are not limited to, the publication of safety policies for employees, accident simulation, among others, we contract various insurance policies to protect our assets and to comply with applicable law.

     We maintain “all risk” insurance coverage against damage to our principal operating assets at the Presidente Vargas steelworks and our mining facilities and port operations, which we believe adequately covers the principal risks of operating such facilities. In addition, we maintain “business interruption” and “transportation risk” insurance, as well as “general third-party liability” insurance. We also insure our hydroelectric, electricity distribution, railways, coal and container terminal investments.

     Our insurance policy gives us coverage for up to US$750 million on business interruption and damaged equipment. The insurance companies confirmed that the losses are covered by the terms of our insurance policy and that there are no restrictions on payments or reimbursement.

     On January 22, 2006, there was an accident involving equipment adjacent to Blast Furnace No. 3, mainly affecting the powder collecting system. As a result of this accident the equipment production was interrupted until the end of the first semester of 2006. We have an insurance policy for loss of profits and equipment damages in the maximum amount of US$750 million, which our management deems to be sufficient to recover any losses derived from the accident. The cause of the accident was expressly covered by the insurance policy, and the calculation of our losses is being concluded.

     The amount of losses subject to indemnification shown by regulating bodies up to the closing date of the our consolidated financial statements is US$445 million. Based on the insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted an advance of US$237 million (US$223 million in 2006 and US$14 million in 2007) that will be deducted from losses subject to indemnification, verified during the normal course of the regulatory process.

     Based on reports issued by independent consultants and on the confirmation of the insurance coverage by the insurance company, we recognized up to December 31, 2006, the amount of US$342 million related to costs incurred to purchase slabs from third-party sources and fixed expenses as an offset to cost of sales and US$9 million as an offset to cost of sales corresponding to the income in the write-off of damaged assets (net book value of approximately R$81 million).

     On December 31, 2006, we maintained a balance receivable from losses claimed in the amount of US$209 million. We do not identify any risk in such credit, taking into account the international reputation and prestige of the insurance and reinsurance companies and we consider this is a current asset of the Company based on the fact that we expect to receive such amount in the next 12 months.

Intellectual Property

     We have entered into technical assistance contracts with a number of foreign steel companies and technical cooperation agreements with various universities and research institutes to provide us with assistance and advice from time to time related to specific products and processes. In addition, we have various patent applications pending before, and own various patents approved by, the Brazilian National Institute of Industrial Property. We also own licenses for patents relating to a number of our products and processes.

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

     The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2004		2005		2006

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million		(In million		(In million
		tons)		tons)		tons)
Gerdau(1)	1	7.3	1	6.9	1	7.0
CSN(4)	2	5.5	2	5.2	6	3.5
CST(2)	3	5.0	3	4.8	2	5.1
Usiminas(3)	4	4.7	4	4.5	3	4.6
Cosipa	5	4.2	5	4.1	4	4.2
Belgo(2)	6	3.3	6	3.3	5	3.6
Others		2.9		2.8		2,9

TOTAL		32.9		31.6		30,9

________________

Source: Brazilian Steel Institute
(1)	Gerdau is partly integrated, but the bulk of Gerdau’s steel production comes from non-integrated plants.
(2)
In 2005, Arcelor S.A. accomplished a shareholder restructuring of its companies in Brazil, resulting in a  consolidation of its stakes on CST, Belgo and Vega do Sul in a new company called Arcelor Brasil.

(3)	Since 1999, Usiminas has had a majority stake in Cosipa, and the companies acted as a group. In 2005, Cosipa was merged into Usiminas.
(4)	In 2006, CSN’s production was negatively affected by an accident of its biggest blast furnace. Since the second half of the year, CSN has been operating at its full capacity.

Competitive Position — Global

     During 2006, Brazil retained its place as the largest producer of crude steel in the Latin America, with a production output of 30.9 million tons and a 2.5% share of total world production, according to Instituto Brasileiro de Siderurgia, the Brazilian Steel Institute, or IBS. In 2006, Brazil was the tenth world’s steel producer, accounting for approximately half of total production in Latin America, approximately twice the size of Mexico’s and approximately one-third of U.S. steel production, also according to IBS. Brazilian exports in 2006 reached 12.5  million tons of finished and semi-finished steel products.

     We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin and strong demand, such as, tin mill and galvanized. We have relatively low-cost and sufficient availability of labor and energy and own high-grade iron ore reserves that we believe more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our position in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See "Item 4B. Business Overview-Government Regulation and Other Legal Matters-anti-dumping Proceedings" for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages of the Brazilian Steel Industry

     Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore, low-cost labor and energy resources and good quality infrastructure (principally railways and ports). Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets.  Nevertheless, Brazil’s products have lost partially their competitiveness, mainly affected by the valuation of the real since the beginning of 2006, that resulted in the increase of the price of our products, and the sharp increase of China’s exports, including steel products. Despite all these factors, we believe Brazil’s average cost of steel production is one of the lowest in the world.

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

     Greenfield competition from new market entrants would be discouraged by existing participant’s ties to sources of raw materials and well- established distribution networks. In the last years, several foreign competitors announced their intention to undertake greenfield projects in Brazil. To date, they are still determining the feasibility of such projects. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

Government Regulation and Other Legal Matters

     Promoting responsible environmental and social management is part of our business. We prioritize processes and equipments that offer the most modern and reliable technologies on environmental risks monitoring and control. We operate a corporate environmental department managed under an Environmental Management System ("EMS"), compliant with ISO 14001:2004 requirements. In addition, we have a factory committee for environmental management composed of professionals from all departments of CSN’s main steelworks. This technical assembly usually meets every week to discuss eventual problems and to identify risks and aspects of the operations in which the group can act pro-actively, in order to prevent possible environmental damages and harm.

Environmental Regulation

     We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are currently in substantial compliance with applicable environmental requirements.

     The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level complemented by a current process of regulations reviews and new propositions at the federal level. The environmental regulations of Rio de Janeiro State, in which the Presidente Vargas steelworks is located, are plant-specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have operating permits.

     In 2006, we requested several emissions permits and renewals of environmental permits, both for current operations and for the development of new projects regarding steel and cement manufacturing, iron ore andlimestone mining and logistics, including a new slab mill at Itaguaí; the expansion of TECAR, aiming at exports of iron ore; the expansion of the Casa de Pedra mine; the construction of a cement klinker plant at Arcos and of a cement mill at Volta Redonda; and the first part of “Transnordestina” Railway.

Environmental Expenditures and Claims

     Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of US$54.4 million in 2004, US$94.1 million in 2005 and US$109.0 million in 2006.

     Our investments in environmental projects during 2006 were related mainly to (1) operations and maintenance of environmental control equipments (2) development of environmental studies for permit applications (3) studies monitoring and remediation of environmental liabilities due to prior operations, mainly before our privatization and (4) conclusion of works and measures defined in the Termo de Compromisso Ambiental, an environmental accord related to TECAR—Solid Bulks Terminal of Itaguaí Port, in Rio de Janeiro State, or TECAR. the US$109.0 million spent in 2006, US$26.9 million constituted capital expenditures and US$82.1 million constituted operational expenditures.

     Our main environmental claims on December 31, 2006 are related to cleaning-up obligations at former coal mines decommissioned in 1989; legal environmental compensation projected for new projects at Minas Gerais and Rio de Janeiro states; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. We did not include in the accruals any environmental liabilities related to ERSA, as they will be borne by its former owner (CESBRA/BRASCAN).

     We reserve an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We record provisions for all environmental liabilities and obligations for which we are formally enforced by competent judicial and administrative authorities. As of December 31, 2006, we had provisions for environmental liabilities in the total amount of US$25.0 million (US$9 million as of December 31, 2005), which our management and legal advisors consider sufficient to cover all probable losses. For further information, see Note 19 to our consolidated financial statements included in “Item 18. Financial Statements.”

Mining Concessions

     Our mining operations are governed by the Brazilian Federal Constitution and the Mining Code and are subject to the laws, rules and regulations promulgated pursuant thereto. Under the Brazilian Constitution, all mineral resources belong to Brazil. Our mining activities at the Casa de Pedra mine are performed based on a Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our mining activities at the Bocaina mine are based on a concession which gives us the right to mine for as long as ore reserves exist. See “Item 4D. Property, Plant and Equipment” for further information on our reserves at the Casa de Pedra mine.

     The Mining Code and the Brazilian Federal Constitution impose on mining companies, such as us, requirements relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located. The Mining Code also imposes certain notification and reporting requirements.

Antitrust Regulation

     We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law, the Secretaria de Direito Econômico of Brazil’s Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the Conselho Administrativo de Defesa Econômica – CADE determines companies have acted collusively to raise prices, CADE has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public works projects. In addition, CADE has the authority to dissolve mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

Anti- Dumping Proceedings

     Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade-related investigations from importing countries. Most of these investigations resulted in duties that limit the investigated companie’s abilities to access these markets. To date, however, the investigations have not had a significant impact on our export volume, either because the quantities that we exported were small or because we were able to re-direct our exports from affected markets to other markets.

     Following are summaries of the protectionist measures to which our exports are subject. The widespread adoption of protectionist measures, even if by countries that have not been important market for us, might nevertheless adversely impact the international markets for our products.

United States

     Anti-dumping and Countervailing Duties. In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries. In February 1999, the U.S. Department of Commerce, or DOC, reached a preliminary determination on the anti-dumping and countervailing duties margins. We were found to have preliminary margins of 50.7% for anti-dumping, and of 6.6% for countervailing duties. In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC. In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27% . Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the countervailing duties investigation, which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, countervailing duties of 6.35% became effective in September 2004, to be applied to imports of hot-rolled products from Brazil. In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of "zero" margins of dumping from the DOC. Final determination was issued in October 2005 and the "zero" margin of dumping found by the DOC was confirmed.

     Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the International Trade Commission and the DOC, through the Import Administration- I.A. that was initiated in May 2004. Final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders in effect.

     In October 2005, the DOC initiated an administrative review of the investigation of subsidies and countervailing duties involving hot-rolled products. As the petitioners give up on their participation in the review, it was terminated by the DOC in February 2006.

     Canada

     Anti-dumping. In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, with the imposition by Canada of an anti-dumping tax of 26.3% on imports of those products from Brazil, with minimum prices to be observed. In August 2002, the Canada Border and Services Agency, or the CBSA, initiated a revision of the values previously established and, in March 2003, the revised values were issued. These values are adjusted whenever there is an adjustment of the Canadian domestic prices. In February 2005, the CBSA initiated a reinvestigation of hot-rolled sheets and coils. We did not participate in this investigation

     In December 2005, the Canadian International Trade Tribunal – CITT initiated an expiry review of hot-rolled products, in which we participated. A final determination was issued in August 2006, determining the continuation of the anti-dumping order for hot-rolled products. As a result, exports of our hot–rolled products to Canada are subject to anti-dumping duties of 77%.

     Argentina

     Anti-dumping – hot-rolled products. Argentina commenced an anti-dumping investigation of hot-rolled products from Brazil, Russia and Ukraine in October 1998. In April 1999, the Argentinean government applied a provisional anti-dumping order on Brazilian imports, fixing a minimum price of US$410 per ton FOB (free on board), for four months ending in August 1999.

     In December 1999, the Argentine government accepted a suspension agreement of the anti-dumping measures, providing for quotas of 36,000 tons for the first year, 38,000 tons for the second and 39,000 tons for the third, fourth and fifth years, and minimum prices from US$325 to US$365 per ton CFR FO (cost, insurance and freight, free out), subject to quarterly adjustments based on the publication of the Argentine National Institute of Statistics and Census (INDEC).

     In December 2004, exporters were notified of the revision of resolution No. 1,420/1999 from the Economic, Work and Public Services Ministry of Argentina relating to the export of Brazilian hot-rolled products. In January 2005, an expiry review of the anti-dumping process was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentinean government. We participated in this review.

     In June 2006, Argentina published resolution 412/2006 terminating the anti-dumping investigation for hot-rolled products from Brazil, Russia and Ukraine. The margin determined to Brazil was 147,95%, but it wasn’t applied due the acceptance of a price commitment proposed. This price commitment has the same terms of the prior commitment and will be in force for five years as of the date of execution.

     Anti-dumping cold-rolled products. An investigation on anti-dumping on cold-rolled products from Brazil was initiated by Argentina in September 1999. In January 2000, a suspension agreement established quotas of 36,000 tons for the first year, 38,000 tons for the second year and 39,000 tons for the third, fourth and fifth years and a minimum price of US$457 per ton CIF (cost, insurance and freight), subject to quarterly adjustments based on the publications of the INDEC.

     In January 2001, the government of Argentina accepted the suspension agreement, maintaining the quotas and renegotiating the minimum price to US$420 per ton CIF (cost, insurance and freight) for five years, subject to quarterly updates.

     In May 2006, an expiry review of the cold-rolled anti-dumping investigation was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentinean government. The review was concluded in June 2006, terminating the existing anti-dumping order.

Overview of Steel Industry

World Steel Industry

     The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non- integrated steelworks, characterized by the method used for producing steel.  Integrated plants, which accounted for approximately 66% of worldwide crude steel production in 2006, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non- integrated plants (sometimes referred to as mini-mills), which accounted for approximately 34% of worldwide crude steel production in 2006, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquetted iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini- mills.

     Steel continues to be the material of choice in the automotive, construction, machinery and other industries.  Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1990 through 2004, total global crude steel production ranged between approximately 770 million and 1.07 billion tons per year. In 2006, it reached 1.22 billion tons, representing an 8,0% increase compared to 2005. In 2005 it reached 1.13 billion tons, representing a 6.1% increase compared to 2004. According to the International Iron and Steel Institute, or IISI, global finished steel demand is expected to reach 1.18 billion tons in 2007, representing an 8.5% increase from 2006.

     Developing economies have been increasing their own production capacity. In 2006, China increased its crude steel production by approximately 19% when compared to the Chinese production in 2005. Excluding Chinese figures, the world’s average increase is less than 5%.

     As a traditional global exporter and with its large steel production capacity, Brazil has consistently exported a substantial portion of its production. In 2006, steel production totaled 30.0 million tons, from which 11.5 million tons were designated to exports, compared to a total production of 28.0 million tons and exports of 11.8 million tons in 2005. Domestic sales in 2006 and 2005 amounted to 18.5 million tons and 16.8 million tons, respectively.

     Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of semi-finished steel products aggregated 6.0 million tons in 2005 and 5.7  million tons in 2006, which represented 48% and 45% of total steel exports for both periods, respectively.

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

A Privatized Industry

     During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi autonomous companies under the control of Siderbrás and were each individually privatized between 1991 and 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance, as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and a resumption of investment.

Domestic Demand

     Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with gross domestic product, or GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 110 kilograms in 2006, which is low when compared to levels in developed country such as the United States, where the per capita crude steel consumption in 2006 was of 444 kilograms, and Germany, where the consumption was of 607 kilograms.

     In 2004, mainly driven by the export market, Brazilian GDP grew 4.9%, its largest increase in ten years. In 2005, despite a good global conjuncture, the Brazilian economy exhibited a modest growth of 2.3% . From 2004 to 2005, total domestic steel sales decreased 9.6%, from 17.8 to 16.1 million tons. Sales of flat steel products decreased 9.3% in 2005, from 10.8 to 9.8 million tons. In 2006, supported by a 3.7% increase in Brazilian GDP, the sales of flat steel products increased 8.4%, compared to 2005.

     The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current government administration. The consumer durable goods sector increased by 20.5% in 2000, as the economy improved, but as a result of the energy crisis in Brazil, that sector only showed some recovery in 2002, with a 2.7% increase, later reduced by 0.5% in 2003. After three years of showing quite modest growth rates, the consumer durable goods sector increased 21.8% in 2004. Despite the moderate growth rate performed by Brazilian economy, the consumer durable goods sector exhibited a 12.2% and 6.0% increase in 2005 and 2006, respectively. Over the past years, General Motors, Ford and Volkswagen, automobile manufacturers already in Brazil, made significant investments. In addition, Renault, Honda, Daimler-Chrysler, Audi and Peugeot/Citroen built new facilities in Brazil. In 2005, 2.5 million vehicles were produced and in 2006 a total of 2.6 million vehicles were produced in Brazil, representing a 4% increase compared to 2005.

Market Participants

     According to IBS’ associated companies, the Brazilian steel industry is composed of 13 producers, with an installed annual capacity of approximately 37 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For information on the production by the largest Brazilian steel companies for the years ended December 2004, 2004 and 2006, see "Item 4B. Business Overview—Competition—Competition in the Brazilian Steel Industry."

Capacity Utilization

     Total Brazilian nominal capacity in 2006 was estimated at 37 million tons, compared to 36 million tons of capacity in 2005. The Brazilian steel industry operated at approximately 83% of nominal crude steel capacity during 2006, contrasting with 88% from the previous year.

Exports/Imports

     In 2006, Brazilian steel exports totaled 12.5 million tons, representing 42% of total Brazilian steel sales (domestic plus exports), accounting for US$6.9 billion in export earnings for Brazil in 2006. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2006, supply totaled 30.0 million tons, compared to apparent consumption of 18.5 million tons.

     Brazil also enjoys a diversified steel export market. In 2006, export sales were made to over 120 countries. North America and South America were Brazil’s main export markets, accounting for 34% and 24%, respectively, of all Brazilian steel exports in such year. United States was the main destination, representing 22.5% of total exports. The European Union was responsible for 17% of the Brazilian steel exports in 2006. The next ten largest markets, taken together, accounted for 63.7% of Brazil’s 2006 steel exports in 2006. See also "Item 4B. Business Overview—Competition."

     As a result, Brazil is a negligible importer of foreign steel products. Steel imports were 1.9 million tons, or 10.1% of apparent domestic consumption in 2006. Due to the accident of our Blast Furnace No. 3, we decided to import semi-finished steel products to maintain our downstream operations, and, therefore the Brazilian steel imports in 2006 were unusually affected, increasing by 148% over imports in 2005. According to the BSI, domestic apparent consumption equals domestic sales plus imports. In 2006, Brazil had a steel trade surplus of US$5.5 billion and an overall trade surplus of US$23.4 billion.

4C.  Organizational Structure

     We do business directly and through subsidiaries. None of our subsidiaries is significant as defined under Regulation S- X.

4D.  Property, Plant and Equipment

     Our principal executive offices are located in the city of São Paulo, São Paulo State at Avenida Faria Lima, 3400, 20o, andar (telephone number 5511- 3049- 7100), and our main production operations are located in the city of Volta Redonda, Rio de Janeiro State, located approximately 120 km from the city of Rio de Janeiro. Presidente Vargas steelworks, our steel mill, is an integrated facility covering approximately 3.8 square km and located in the city of Volta Redonda in Rio de Janeiro State. Our iron ore, limestone and dolomite mines are located in Minas Gerais State, which borders Rio de Janeiro State to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to the city of Volta Redonda.

     The table below sets forth some relevant information regarding our property as of December 31, 2006.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente	Volta Redonda, Rio	3.95 square km	steel mill	5.6 million tons per	owned	none
Vargas	de Janeiro state			year (“mtpy”)
steelworks

GalvaSud	Porto Real, Rio de	0.27 square km	galvanized steel	350,000 tons per year	owned	mortgage(4)(5)
	Janeiro state		producer

CSN Paraná	Paraná state	0.98 square km	galvanized and	100,000 tons of pre-	owned	none
			pre-painted	painted product and
			products	220,000 tons of pickled
hot-rolled coils

Metalic	Ceará state	0.10 square km	steel can	900 million cans per	owned	mortgage(6)
			manufacturer	year

Prada	São Paulo, Santa	SP – 0.14 square km	steel can	1 billion cans per year	owned	none
	Catarina and Minas		manufacturer
MG – 0.02 square km
Gerais states
SC – 0.008 square km

Heartland Steel	Terre Haute,	0.78 square km	cold-rolled and	800,000 tons of cold-	owned	none
	Indiana, USA		galvanized	rolled products and
			products	315,000 tons per year
of galvanized
products

Lusosider	Seixal, Portugal	0.39 square km	hot-dip	240,000 tons of	owned	none
			galvanized, cold-	galvanized products,
			rolled and tin	50,000 of cold rolled
			products	and 60,000 of tin plates
per year

INAL	Mogi das Cruzes,	0.20 square km	distributor	730,000 tons per year	owned	none
São Paulo state

Casa de Pedra	Congonhas, Minas	31.35 square km	iron ore mine	60.0 mtpy (3)	concession	none
mine	Gerais state

Bocaina mine	Arcos, Minas Gerais	4.11 square km	limestone and	4.0 mtpy	concession	none
	state		dolomite mines

ERSA mine	Rondônia state	0.015 square km	tin mine	1,800 tons	owned	none

Thermoelectric	Volta Redonda, Rio	0.04 square km	power plant	238 MW	owned	none
co-generation	de Janeiro state
power plant

Itá	Uruguay River -	9.87 square km	power plant	1,450 MW	concession	none
Southern Brazil

Igarapava	Minas Gerais state	5.19 square km	power plant	210 MW	owned	none

Southeastern	Southern and	1,674 km of tracks	railway	--	concession	none
Railway System (1)	southeastern
regions of Brazil

Companhia	Northern and	4,238 km of tracks	railway	--	concession	none
Ferroviária do	northeastern
Nordeste (2)	regions of Brazil

TECAR at	Rio de Janeiro state	0.69 square km	raw materials	4 mtpy	concession	none
Itaguaí Port

Container	Rio de Janeiro state	0.44 square km	containers	2 mtpy	concession	none
terminal -
TECON at
Itaguaí port

Land	Rio de Janeiro state	31.02 square km	undeveloped	--	owned	pledge(7)/
mortgage(5)

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Land	Santa Catarina state	6.22 square km	undeveloped	--	owned	pledge(7)/
mortgage(5)
Land	Minas Gerais state	29.09 square km	undeveloped	--	owned	none

_______________
(1)	We indirectly hold the concession through MRS.
(2)	We indirectly hold the concession through CFN.
(3)	For information on mineral resources at our Casa de Pedra mine, see table under “—Casa de Pedra Mine” below.
(4)	Pursuant to a loan agreement entered into by the Rio de Janeiro State, Galvasud and Banco do Brasil as of May 4, 2000.
(5)	Pursuant to a loan agreement entered into by Kreditanstatt Für Wiederafbau, Galvasud and Unibanco as of August 23, 1999.
(6)	Pursuant to an industrial letter of credit issued by Banco do Nordeste do Brasil to Metalic, as of June 5, 2001 with maturity on February 5, 2011.
(7)	Pledged pursuant to various legal proceedings, mainly related to tax claims.

     For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4A. History and Development of the Company—Planned Investments.”

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

Reserves at Casa de Pedra mine

     We have concluded an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine in Congonhas, Minas Gerais State. The study consisted of three phases. Phase one, which was completed during 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site. Phase three started in 2005 and involved a complete revaluation of reserves.

     CSN conducted extensive work throughout 2006 to document and classify all information related to both the current and future operations of the Casa de Pedra mine.

     As required by applicable SEC rules, we hired Golder Associates S.A., or Golder, to undertake an audit of the Casa de Pedra iron ore reserves. Golder carried out a full analysis of all available information and has used checks and experience to independently validate that the reported reserves are available to CSN for mining.

     Golder accepts as appropriate the estimates regarding proven and probable reserves made by CSN totaling 1,631 million tons of iron ore at a grade of 47.79% Fe and 26.63% SiO2. This new ore reserve represents a significant increase when compared to the last appraisal report prepared in 2003, which totaled 444 million tons.

     Casa de Pedra mine reserves are sufficient for production of about 50 Mtpa and give CSN the opportunity to develop a new age in its mining business.

     The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve study. They have been calculated in accordance with the technical definitions contained in the SEC's Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

MINERAL RESOURCES

Mineral Deposits
	Proven and Probable Reserves(1)					Resources(2)

Mine Name	Ore Tonnage(3)				Recoverable Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra	1,117	514	47.79% Fe	Hematite (21%)	976	8,386
(Congonhas, Minas Gerais)				Itabirite (79%)

Limestone and Dolomite:	Proven(6) Probable(7)

Bocaina	134.5	46.6	49.4%CaO	Limestone (86%)	177.1	1,201
(Arcos, Minas Gerais)			3.78%MgO	Dolomite (14%)
	Proven+Probable (Mm3)				(tons)	Resources (Mm3)
Tin
Paleo valley and
(Itapoã do Oeste,	42.82				24,934	97.36
Rondônia)
_______________

(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Includes inferred tonnages.
(3)	Represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Represents total product tonnage after mining and processing losses.
(6)
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

(7)
Means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume between points of observation.

Item 4A. Unresolved Staff Comments

     The SEC has advised us that it has reviewed our amended Annual report on Form 20-F/A for the fiscal year ended December 31, 2004 (the "2004 Form 20-F" ) and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 included therein, filed with the SEC on April 27, 2006. Based on its review of this document, the SEC provided us with comments and questions. The unresolved staff comments are related to the accounting treatment of our accruals for disputed taxes payable that relates to certain tax liabilities for which we are disputing payment and the use of certain tax credits to offset such tax liabilities. Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F with respect to those or other issues. The company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements at and for the years ended December 31, 2006, 2005 and 2004 included in “Item 18. Financial Statements.” Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

5A.  Operating Results

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

     The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2004	2005	2006

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production(1)	23,368	22,579	23,504
Apparent Consumption	18,316	16,806	18,533
Hot-Rolled Coils and Sheets
Production	4,230	4,249	4,074
Apparent Consumption	2,971	2,600	2,822
Cold-Rolled Coils and Sheets
Production	3,208	3,206	3,227
Apparent Consumption(1)	2,610	2,253	2,526
Galvanized Sheets
Production(1)	2,193	1,883	2,293
Apparent Consumption(1)	1,706	1,540	1,879
Tin Mill
Production(1)	973	741	828
Apparent Consumption(1)	677	504	655
Global Market (in millions of tons)
Crude Steel Production	1,035	1,132	1,244
Demand	957	1,013	1,113
_______________

Source: Brazilian Steel Institute and IISI
(1)	Information for 2005 does not include heavy and coiled plates.

Product Mix and Prices

     We have a strategy of maintaining production at full capacity in order to spread fixed costs over a higher volume of products and to maintain flexibility. This allows us to change our product mix in response to changes in domestic and export demand brought about by domestic and international macroeconomic conditions. As a result of this strategy, production levels are maintained, notwithstanding a decrease in domestic demand. This strategy could, therefore, in any particular period, cause the percentage of sales attributable to export sales to increase and the percentage attributable to domestic sales to decrease. As discussed below, the percentage of sales made in domestic and export markets will impact revenues expressed in U.S. dollars. See “—Effects of Exchange Rate Fluctuations.”

     We also have a strategy of increasing the portion of our sales attributable to higher value- added coated products, particularly galvanized products. Galvanized products are directed at the automotive, construction and home appliance industries. Similar to its impact on the percentage of domestic sales, the full production strategy could, therefore, in any particular period, cause the percentage of sales attributable to coated products to decrease. In addition, the increased production capacity coming on stream could have a similar impact, because increased capacity results in an increase in slabs and hot-rolled products production before the production of downstream coated products increases.

Sales Volume and Net Operating Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net operating revenues by product and market.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market			Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(In thousands of metric tons)			(In percentages)
Domestic Sales

Slabs	57	46	46	2	2	2	1	1	1
Hot-rolled	1,142	1,037	1,003	34	36	35	24	22	22
Cold-rolled	648	399	439	20	14	16	14	8	10
Galvanized	783	726	736	24	25	26	17	15	17
Tin Mill	668	667	594	20	23	21	14	14	14

Sub-total	3,298	2,875	2,818	100	100	100	70	60	64

Export sales

Slabs	44	86	120	3	4	8	1	2	3
Hot-rolled	512	717	289	37	38	19	12	15	7
Cold-rolled	96	237	142	7	12	9	2	5	3
Galvanized	455	593	759	33	30	48	9	12	17
Tin Mill	276	312	256	20	16	16	6	6	6

Sub-total	1,383	1,945	1,566	100	100	100	30	40	36

Total	4,681	4,820	4,384				100	100	100

Total Sales

Slabs	101	132	166				2	3	4
Hot-rolled	1,654	1,754	1,292				36	37	29
Cold-rolled	744	636	581				16	13	13
Galvanized	1,238	1,319	1,495				26	27	34
Tin Mill	944	979	850				20	20	20

Total	4,681	4,820	4,384				100	100	100

The following table sets forth our steel product net revenues by product and market.

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market				Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(In millions of US$)			(In percentages)
Domestic Sales

Slabs	15	14	14	1	1	1	1	-	-
Hot-rolled	543	693	618	28	29	26	19	19	17
Cold-rolled	372	313	322	19	13	14	13	9	9
Galvanized	535	661	713	27	28	30	19	19	20
Tin Mill	482	669	716	25	28	29	17	19	20

Sub-total	1,947	2,350	2,383	100	100	100	68	65	66

Export sales

Slabs	22	18	43	2	1	4	1	1	1
Hot-rolled	272	327	168	29	27	14	9	9	5
Cold-rolled	72	125	93	8	10	8	3	3	3
Galvanized	362	463	659	39	39	55	13	13	18
Tin Mill	202	275	243	22	23	19	7	8	7

Sub-total	930	1,208	1,206	100	100	100	32	34	34

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(In millions of US$)			(In percentages)
Total	2,877	3,558	3,589				100	100	100

Total Sales
Slabs	37	32	57				1	1	1
Hot-rolled	815	1,020	786				28	29	22
Cold-rolled	444	438	415				15	12	12
Galvanized	897	1,124	1,372				31	32	38
Tin Mill	684	944	959				24	27	27

Total	2,877	3,558	3,589				100	100	100

(1)
Net operating revenues do not include revenues from non-steel products, principally by-products, services and electric energy, which amounted to US$207 million, US$247 million and US$257 million in 2004, 2005 and 2006. Net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Effects of Exchange Rate Fluctuations

     Our financial statements included in this annual report are expressed in U.S. dollars. Our export revenues are substantially denominated in U.S. dollars. Our domestic revenues are denominated in Brazilian reais (although domestic sales prices reflect international prices with a time lag of some months).

     A significant portion of our cost of products sold are commoditized raw materials, the prices of which are denominated in U.S. dollars. The balance of our cost of products sold and our cash operating expenses (i.e., operating expenses other than depreciation and amortization) are denominated in reais.

     The appreciation of the U.S. dollar against the real has the following effects on our results of operations expressed in U.S. dollars:

  domestic revenues tend to be lower (in comparison with prior years) and to the extent we sell more  products than usual in the domestic as opposed to the export markets, this effect is magnified;

  the impact of real denominated costs of products sold and operating costs tend to be lower; and

  financial expenses are increased to the extent the exposure to dollar-denominated debt is not protected.

     The appreciation of the real against the U.S. dollar has the following effects on our results of operations expressed in US dollars:

  domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the  extent that we have sold more products than usual in the domestic markets;

  the impact of real-denominated costs of products sold and operating costs tends to be higher; and

  financial income is higher to the extent the exposure to dollar-denominated debt has not been protected.

     The impact during the three years ending December 31, 2006 of fluctuations in the real exchange rate against other currencies on our results of operations can be seen in the "foreign exchange and monetary gain (loss), net" line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements. The appreciation of the real against the U.S.

dollar during 2005 and 2006 affected our net results because the positive effects of such appreciation were not entirely offset by losses on derivative transactions.

     For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation

     Inflation rates in Brazil have been significantly volatile in the past, although they have stabilized in recent years. Inflation rates remained relatively stable from 2003 to 2004 and decreased in 2005 and 2006. These decreases in inflation are largely a result of the government’s restrictive monetary policy, including periodic changes in interest rates, and the appreciation of the real against the U.S. dollar during the past three years.

     Inflation affects our financial performance by increasing some of our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to increase with Brazilian inflation because the our suppliers and service providers generally increase prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest based on the Certificado de Depósito Interbancário, or CDI, rate which is partially adjusted for inflation.

     The table below shows the Brazilian general price inflation (according to the IGP- M) and the CDI for the periods shown.

	Year ended December 31,
	2004	2005	2006

Inflation (IGP-M) (1)	12.4%	1.2%	3.8%
CDI (2)	16.3%	19.1%	15.1%

Source: Fundação Getúlio Vargas, or FGV, and Bloomberg.
(1)	The IGP-M inflation is the general market price index measured by the FGV.
(2)	The CDI rate is the average rate for interbank deposits made during the day in Brazil (accumulated for the month of the end of the period and annualized).

Critical Accounting Estimates

     In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

     This discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Valuation of long- lived assets

     Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Depreciation and amortization

     Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings -  25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in the depreciation rate existing at December 31, 2006. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$21 million in the year of the change.

Financial instruments

     SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137, SFAS 138 and SFAS 149, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. We have not designated any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal f inancial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

    We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and amendments.

    The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 16 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods.

Deferred taxes

     We compute and pay income taxes based on results of operations determined under Brazilian GAAP. We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred income tax assets for recoverability and establish a valuation allowance if, under U.S. GAAP, it is more likely than not that the deferred income tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. A change in the assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance being charged to income. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase of our effective tax rate and a material adverse impact on operating results.

Contingencies and disputed taxes

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5, or SFAS No. 5. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benef its in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized.  This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5.  Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. See “Item 5A. Operating Results–Results of Operations–2006 Compared to 2005–Disputed Taxes Payable” and “Item 8A. Consolidated Statements and Other Financial Information–Legal Proceedings ” for further information on the judicial and administrative proceedings in which we are involved.

Recently Issued Accounting Pronouncements

     The following new accounting standards have been issued and were adopted by us as of December 31, 2006:

     FSP No. FAS 115- 1 and 124- 1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (FSP No. FAS 115- 1 and 124- 1). The FASB issued FSP No. FAS 115- 1 and 124- 1 in November 2005, which was effective for us beginning January 1, 2006. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other- than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other- than- temporary impairments. The guidance in this FSP amends SFAS No. 115, " Accounting for Certain Investments in Debt and Equity Securities,"and SFAS No. 124, " Accounting for Certain Investments Held by Not-for- Profit Organizations,"and APB Opinion No. 18. The adoption of FSP No. FAS 115- 1 and 124- 1 did not have a material impact on the our consolidated results of operations, cash flows or financial position.

     SFAS No. 158, "Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). In September 2006, the FASB issued SFAS No. 158, which changes the recognition and disclosure provisions and measurement date requirements for an employer’s accounting for defined benefit pension and other postretirement plans. The recognition and disclosure provisions require an employer to (1) recognize the funded status of a benefit plan-- measured as the difference between plan assets at fair value and the benefit obligation-- in its statement of financial position, (2) recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (3) disclose in the notes to financial statements certain additional information. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. We are required to initially recognize the funded status of our defined benefit pension and other postretirement plans and to provide the required additional disclosures as of December 31, 2006. Retrospective application is not permitted. The adoption of SFAS No. 158 recognition and disclosure provisions are discussed in Note 16 to these consolidated financial statements.

     SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). In September 2006 the SEC issued SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Traditionally, there have been two widely-recognized approaches for quantifying the effects of financial statement misstatements. The income statement approach focuses primarily on the impact of a misstatement on the income statement-- including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The balance sheet approach, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a " dual approach" ) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.

     SAB No. 108 was effective for our year ended December 31, 2006. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii), under certain circumstances, recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any material impact on our consolidated results of operations, cash flows or financial position.

     The following new accounting standards have been issued, but have not yet been adopted by us as of December 31, 2006.

     SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" (SFAS No. 155). In February 2006, the FASB issued SFAS No. 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140,"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for at fair value at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument- by- instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS No. 155 is effective for us for all financial instruments acquired, issued, or subject to remeasurement after January 1, 2007, and for certain hybrid financial instruments that have been bifurcated prior to the effective date, for which the effect is to be reported as a cumulative-effect adjustment to beginning retained earnings. We do not anticipate the adoption of SFAS No. 155 will have any material impact on our consolidated results of operations, cash flows or financial position.

     SFAS No. 156, "Accounting for Servicing of Financial Assets-- an amendment of FASB Statement No. 140" (SFAS No. 156). In March 2006, the FASB issued SFAS No. 156, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method. SFAS No. 156 is effective for us as of January 1, 2007, and must be applied prospectively, except that where an entity elects to remeasure separately recognized existing arrangements and reclassify certain available-for-sale securities to trading securities, any effects must be reported as a cumulative- effect adjustment to retained earnings. We do not anticipate the adoption of SFAS No. 156 will have any material impact on our consolidated results of operations, cash flows or financial position.

     SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. For us, SFAS No. 157 is effective as of January 1, 2008 and must be applied prospectively except in certain cases. We are currently evaluating the impact of adopting SFAS No. 157, and believe that such standard will not generate a material impact on our consolidated results of operations, cash flows or financial position.

     In June 2006, the FASB issued FIN 48 - "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No.109 - "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. We have not fini shed our work on evaluating the impacts of the adoption of such pronouncement.

     SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We cannot currently estimate the impact of SFAS No. 159 on our consolidated results of operations, cash flows or financial position and have not yet determined whether or not we will choose to measure items subject to SFAS No. 159 at fair value.

     FSP No. AUG AIR- 1, "Accounting for Planned Major Maintenance Activities," (FSP No. AUG AIR- 1). In September 2006, the FASB Staff issued FSP No. AUG AIR- 1. This FSP prohibits the use of the accrue- in- advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. The FSP also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in this FSP is effective for us as of January 1, 2007 and will be applied retrospectively for all financial statements presented. We do not anticipate the adoption of FSP No. AUG AIR-1 will have any material impact on our consolidated results of operations, cash flows or financial position, as we already apply the direct expensing method of accounting.

     EITF Issue No. 06- 3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF No. 06- 3). In June 2006, the EITF reached a consensus on EITF No. 06- 3 to address any tax assessed by a governmental authority that is directly imposed on a revenue- producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue’s scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for us beginning January 1, 2007. We do not anticipate the adoption of EITF No. 06- 3 will have any material impact on our consolidated results of operations, cash flows or financial position. As discussed in Note 3 to our financial statements included in "Item 18. Financial Statements", our policy is and will continue to be to classify such taxes as a deduction from operating revenues.

     EITF Issue No. 06- 6, "Debtor’s Accounting for a Modification (or exchange) of Convertible Debt Instruments" (EITF No. 06- 6). In November 2006, the EITF reached a consensus on EITF No. 06- 6. EITF No. 06- 6 addresses how a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option should be considered in the issuer’s analysis of whether debt extinguishment accounting should be applied, and further addresses the accounting for a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option when extinguishment accounting is not applied. EITF No. 06- 6 applies to modifications (or exchanges) occurring in interim or annual reporting periods beginning after November 29, 2006, regardless of when the instrument was originally issued. Early application is permitted for modifications (or exchanges) occurring in periods for which financial statements have not been issued. There were no modifications to, or exchanges of, any of our debt instruments within the scope of EITF No. 06- 6 in 2006. The impact to us of applying EITF No. 06- 6 in subsequent periods will be dependent upon the nature of any modifications to, or exchanges of, any debt instruments within the scope of EITF No. 06- 6.

Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the years ended December 31, 2004, 2005 and 2006 and the percentage change in each of these items from 2004 to 2005 and from 2005 to 2006:

	Year Ended December 31,			Increase (Decrease)

	2004	2005	2006	2005/2004	2006/2005

	%	%	%	%	%

Operating revenues
Domestic sales	93.9	90.6	92.3	19.1	2.9
Export sales	32.7	32.2	32.8	21.4	3.2

	126.6	122.8	125.1	19.7	3.0
Sales Taxes	(23.8)	(21.8)	(23.4)	12.8	(8.4)

Discounts, returns and allowances	(2.7)	(1.0)	(1.7)	(53.6)	(74.4)

Net operating revenues	100.0	100.0	100.0	23.4	1.1
Cost of products sold	45.6	48.3	54.7	30.6	14.4

Gross profit	54.4	51.7	45.3	17.4	(11.4)
Operating expenses
Selling	5.1	4.9	4.3	19.2	(10.2)
General and administrative	3.5	2.8	3.8	(0.9)	37.0
Others	1.6	0.7	3.9	(44.0)	432.1

Operating income	44.2	43.3	33.3	20.9	(22.2)
Non-operating income (expenses), net
Financial income (expenses), net	(16.5)	(14.5)	(13.9)	7.8	3.1
FOREIGN EXCHANGE AND MONETARY GAIN
(LOSS), NET	5.0	4.8	5.7	19.6	19.1
Others, net	(0.2)	0.1	0.6	(150.0)	633.3

Income before income taxes and equity in results of
affiliated companies	32.4	33.7	25.7	28.3	(23.0)
Income tax expense (benefit)	9.4	11.2	7.7	46.7	(30.7)
Current	9.4	12.0	5.1	58.5	(56.8)
Deferred	0.1	(0.8)	2.5	(1,650.0)	416.1

Equity in results of affiliated companies	1.7	1.2	1.5	(7.8)	23.4

Net income	24.6	23.7	19.5	18.8	(17.0)

2006 Compared to 2005

Operating Revenues

     Our results for the year ended December 31, 2006 were strongly affected by an accident involving the gas cleaning system adjacent to our Blast Furnace No. 3, on January 22, 2006. This accident prevented us from operating the equipment until the second half of the year, and impacted our operating revenues, gross profit and operating income, as a result of reduced sales volumes and higher cost of goods sold (because we had to purchase slabs from third-party sources), as explained below. The 17% reduction (US$153 million) in our net income to US$749 in 2006, from US$902 in 2005 was mainly due to the impact of the accident mentioned above, partially offset by the recognition of the insurance claim in the amount of US$351 million.

Export Sales

     The year 2006 was marked by adjustments between global supply and demand and price recoveries through localized production cutbacks and by exceptionally volatile prices for metals, with a direct effect on steel prices. International steel product prices were subject to swings, peaking in mid- July, 2006.

     In addition, the international steel market continued with its consolidation process, with expansion projects concentrated in the low-cost production regions, notably in the “BRIC” nations (Brazil, India, Russia and China).

     In the North American and European markets, the increase in consumption combined with the slowdown in supply growth (in the US, various blast furnace repairs led to delays in the production schedule) and higher import prices, were the key drivers in the price increases.

     In the Chinese market, prices had been rising since the end of 2005, due to the reduction in output rates by the local steel mills.

     Due to the accident described above and to the commercial strategy of prioritizing local sales, in 2006 CSN exported 1,566 million tons, 19% below the exported volume registered in 2005. CSN’s average 2006 export prices increased at an average of 12.8% in U.S. dollars compared to 2005. In the export market, operating revenues increased 3% to US$1,263 million in 2006, from US$1,224 million in 2005

Domestic Sales

     Brazil’s GDP recorded growth of 3.7% in 2006, less than the global average of 5.1% and also lower than the 6.5% average registered by the emerging countries. In 2006 as a whole, Brazil’s flat steel sales increased 7.3% over the previous year, led by the automotive (11.8%), distribution (12.0%), home appliance (9.9%) and OEM (19.7%)  segments.

     CSN’s 2006 annual domestic sales volume (2,818 million tons) remained in line with the previous year, in accordance with the Company’s strategy of prioritizing the Brazilian market, where the Company historically generates higher margins.

     For the year as a whole, CSN recorded an average market share of 27%, remaining stable in comparison with the previous year. As for the product mix, once again high value- added products such as galvanized, galvalume and tin plate accounted for more than 53% of the market share for the coated products domestic market, at the same level as in 2005.

     Domestic prices began to recover in the middle of the second quarter, in line with metal prices (copper, zinc, tin, aluminum, etc.) and with international prices. Domestic prices peaked in the third quarter, returning to their 2005 levels in the final quarter. For the year as a whole, CSN’s average prices increased 2.4% in U.S. dollars.

     In the domestic market, CSN’s operating revenues increased by 3% to US$3,550 million in 2006, from US$3,449 million in 2005.

     As a result of the combined effect of prices and volumes sold and the exchange rate appreciation, we recorded total operating revenues of US$4,813 million in 2006, representing a 3% (or US$140 million) increase from operating revenues of US$4,673 million in 2005.

     These results are particularly important, given the accident described above which interrupted the production at Blast Furnace No. 3 at our Presidente Vargas steelworks, which is responsible for approximately 70% of the Company’s crude steel output. Also, CSN took immediate steps to acquire appropriate volumes of steel slabs in order to ensure the delivery of end products to its clients and to keep its dominant market-shares.

     The Company immediately activated its pool of insurers, in order to guarantee compensation as quickly as possible, both for damaged equipment and margin lost, through the insurance policies duly taken out to cover such a contingency.

Net Operating Revenues

     Net operating revenues increased by 1%, to US$3,846 in 2006, from US$3,805 million in 2005, mainly due to the 3% increase in operating revenues, whereas sales deductions experienced an increase of 11.0% . Sales deductions, as a percentage of operating revenues, were 19% in 2005 and 20% in 2006.

Cost of Goods Sold and Production Costs

     Cost of goods sold increased by 14%, to US$2,102 million in 2006, from US$1,837 million in 2005, mainly as a result of the strengthening of the real against the U.S. dollar and the resulting effect on our real-denominated costs, the consumption of 957,000 tons of slabs and 63,000 tons of hot-rolled coils acquired from third parties after the accident on the gas cleaning system adjacent to Blast Furnace No. 3, to keep our rolling mills at full capacity, and the increase in international zinc prices, partially offset by the US$342 million provision for business interruption.

     Production costs totaled US$2,062 million in 2006, representing a 13% increase (US$232 million) compared to US$1,830 of production costs in 2005. Expressed in reais, production costs were in line with the 2005 figure. There were, however, opposing factors among various lines , which ended up canceling each other out: the cost increase was from the consumption of slabs and coils acquired from third parties and the upturn in international zinc prices offset by reduced consumption of raw materials, such as coke, iron ore, tin, electric power and fuel costs.

     As the parent company’s production cost is a proxy to our cost of goods sold, we can analyze our changes in cost of goods sold based on the variations occurred in our production cost.

     The following table sets forth for the parent company’s production costs, the production costs per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some metals (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are mostly denominated in reais. The devaluation of the Brazilian real causes U.S. dollar-denominated or U.S. dollar-linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real-denominated production costs to increase as a percentage of total production costs.

	Year Ended December, 31

	2004			2005			2006

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	52,533	9.58	3.6	72,551	14.03	4.0	66,174	14.92	3.2
Coal	258,879	47.23	17.7	387,514	74.92	21.2	348,264	78.52	16.9
Coke	259,318	47.31	17.7	224,530	43.41	12.3	36,048	8.13	1.7
Metals	28,215	5.15	1.9	4,501	0.87	0.2	165,020	37.20	8.0
Outsourced Hot Coils	111,923	20.42	7.7	119,177	23.04	6.5	30,712	6.92	1.5
Outsourced Slabs	0	0	-	0	0	-	389,095	87.72	18.9
Other	113,213	20.66	7.7	148,418	28.70	8.1	136,206	30.71	6.6

	824,081	150.35	56.4	956,690	184.97	52.3	1,171,519	264.12	56.8

Energy/Fuel	159,631	29.12	10.9	191,568	37.04	10.5	169,349	38.18	8.2
Labor	106,566	19.44	7.3	157,899	30.53	8.6	175,651	39.60	8.5
Services and Maintenance	166,993	30.47	11.4	256,965	49.68	14.0	274,440	61.87	13.4
Tools and Supplies	77,683	14.17	5.3	105,272	20.35	5.7	100,752	22.71	4.9
Depreciation	111,765	20.39	7.6	142,219	27.50	7.8	165,813	37.38	8.0
Others	15,674	2.86	1.1	20,313	3.93	1.1	5,055	1.14	0.2

	1,462,392	266.81	100.0	1,830,925	354.00	100.0	2,062,579	465.00	100.0

     The comparative analysis of the average cost per ton of products, which increased 31% from US$354.00 in 2005 to US$465.00 in 2006, is also impacted by the use of slabs and coils acquired from third parties and the reduced consumption of raw materials and other items in 2006. The consumption of raw materials such as iron ore, coal, coke, aluminum and tin decreased by 35%, 18%, 70%, 7% and 20%, respectively. Prices per ton of iron ore, zinc and aluminum increased by 41%, 85%, and 13%, respectively.

     There is a large difference between the costs of other items expressed in reais and that expressed in U.S. dollars, and a large proportion of these costs is denominated in reais. As a result, our labor costs in 2006 expressed in U.S. dollars increased 11%, while our labor costs expressed in reais increased 2% compared to 2005, mainly reflecting the annual Brazilian inflation rate and the annual wage increases in May 2006. For further information, see “—Selling, General and Administrative Expenses.” In addition, our depreciation costs in 2006 expressed in U.S. dollars increased by 17%, while our depreciation costs expressed in Brazilian reais increased by 5%.

Gross Profit

     Gross profit decreased by 11.4% to US$1,744 million in 2006, from US$1,968 million in 2005, mainly due to the US$265 million increase in cost of goods sold in 2006, due principally to the acquisition of slabs and coils from third-party sources at higher costs than our production costs (net of recorded insurance recoveries of US$351 million), and to higher zinc prices. As a result, our gross margin decreased from 42.1% in 2005 to 36.2% in 2006.

Selling, General and Administrative Expenses

     In 2006, we recorded selling, general and administrative expenses of US$315 million, representing a 7.1%  increase from the US$294 million recorded in 2005.

     Selling expenses decreased by 10.2%, to US$167 million in 2006, from US$186 million in 2005, mainly due to lower freight costs as a result of a decrease in volume of exports, which decreased 19% to 1,566 million tons in 2006. As a percentage of net operating revenues, selling expenses decreased from 4.9% in 2005 to 4.3% 2006.  Expressed in reais, these expenses decreased by 17.5% .

     General and administrative expenses increased by US$40 million, or 37%, to US$148 million in 2006, from US$108 million in 2005, mainly due to increased labor expenses (wage increases in May 2006 pursuant to annual negotiations under our collective bargaining agreements), and external legal counsel and consultant expenses. Expressed in reais, these expenses increased by 16.7% .

Other Income (Expenses)

     When compared to 2005, other expenses sharply increased by US$121 million to an expense of US$149 million in 2006 from an expense of US$28 million in 2005. The variation is basically due to the US$73 million (US$224 million in 2005) reversal of provisions motivated by the revision of the likelihood of success in many judicial disputes made by our internal and external legal advisors, as well as due to the recent favorable track record on related disputes for labor and civil contingencies.

Operating Income

     Operating income decreased by US$366 million, or 22.2%, to US$1,280 million in 2006, from US$1,646 million in 2005. This decrease was mainly due to the US$224 million decrease in gross profit.

Non-operating Expenses (Income), Net

     Non-operating expenses net decreased by 19.5%, or US$71 million, to US$293 million in 2006, from US$364 million in 2005. Our non- operating expenses (income), net are comprised of financial expenses, net and foreign exchange and monetary gain, net.

Financial Expenses (Income), net

     In 2006, our financial expenses, net decreased by 3%, or US$17 million, to US$533 million in 2006, from US$550 million in 2005, mainly due to the following items:

  US$24 million decrease in interest income;

  US$24 million increase in interest expense;

  US$27 million decrease in our expenses on derivative instruments; and

  US$38 million decrease in other financial income (expenses).

     Interest income

     Interest income decreased by 15.7%, or US$24 million, to US$129 million in 2006, from US$153 million in 2005, mainly due to lower interest rates in Brazil and a lower average amount of cash & cash equivalents and short-term investments.

     Interest expense

     Interest expense increased by 5.9%, or US$24 million, to US$431 million in 2006, from US$407 million in 2005 mainly due to the PIS and COFINS on the provision for insurance claim related to the accident with an equipment adjacent to Blast Furnace No.3.

     Derivative Instruments

     The expenses derived from our derivative instruments decreased by US$27 million to an expense of US$218 million in 2006, from an expense of US$245 million in 2005. Due to the strengthening of the real against the U.S. dollar, our expenses on foreign exchange derivative instruments increased by US$32 million, to US$328 million in 2006, and were partially offset by a US$59 million increase in gain on equity linked derivatives, to US$110 million in 2006, from US$51 million in 2005.

     Other financial income (expense)

     Other financial income (expense) decreased by US$64 million, to an income of US$13 million in 2006, from an expense of US$51 million in 2005, mainly due to the US$45 million reversal of the CPMF tax provision during 2006 and an additional US$7 million of capitalized interest, higher than in 2005.

Foreign exchange and monetary gain, net

     Foreign exchange and monetary gain, net is mainly affected by fluctuations in the real/U.S. dollar foreign exchange rate and the impact of such fluctuations on the following:

  our U.S. dollar-denominated gross debt;

  our U.S. dollar-denominated cash, cash equivalents and short term investments;

  our equity investments in offshore subsidiaries; and

  our trade accounts receivable and payable.

     The 19.1%, or US$35 million increase in foreign exchange and monetary gain, to US$218 million in 2006, from US$183 million in 2005, was primarily due to the impact of lower inflation rates in Brazil on our inflation- indexed outstanding debt and the 8.7% appreciation of the real against the U.S. dollar on our higher average accounts payable denominated in U.S. dollars.

Income Taxes

     We recorded an expense for income tax and social contribution of US$296 million in 2006, compared to US$427 million in 2005. The difference is due to decrease in income before taxes and equity in results of affiliated companies, to US$987 million in 2006, from US$1.282 million in 2005. Expressed as a percentage of pre- tax income, income tax expense decreased to 30% in 2006, from 33.3% in 2005. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled US$436 million in 2005 and US$336 million in 2006 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to arrive at the actual tax expense for the years.

     For the period ended December 31, 2006, adjustments totaled an income of US$40 million and were comprised of:

  a US$28 million benefit from interest on stockholder’s equity;

  other permanent differences that represented a net tax credit of US$12 million. The reversal of tax payable  under dispute in the amount of US$18 million was offset against foreign exchange loss on the net equity of  our offshore subsidiaries, due to the appreciation of the real against the U.S. dollar, which was recorded in  our results of operations for Brazilian GAAP purposes and represented a non-taxable item. Also, certain  expenses such as fines, gifts and donations are included within these permanent differences.

     For the period ended December, 31 2005, these adjustments totaled an expense of US$9 million and were comprised of:

  US$38 million benefit from interest on stockholder’s equity, which is a deductible expense for tax  purposes; and

  other permanent differences that represented tax expenses of US$29 million. Foreign exchange loss on the  net equity of our offshore subsidiaries represented a significant permanent item this period due to the  appreciation of the real against the U.S. dollar, which was recorded in our results of operations for  Brazilian GAAP purposes and represented a non-taxable item. Also, certain expenses such as fines, gifts  and donations are included within these permanent differences.

     The effect regarding the reversal of income taxes provision, which was calculated based on tax loss carryforward compensated over the legal limit of 30%, in the amount of US$76 million, was offset against deferred income tax calculated at the same base.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31,

	2005	2006	Changes

	(In million of U.S. dollars)
Taxable income generated in Brazil	1,231	944	(287)
Foreign taxable income	51	43	(8)

     Our taxable income in Brazil was impacted by the decrease in sales as a result of the accident involving the gas cleaning system adjacent to Blast Furnace No. 3 in early 2006, which resulted in a lower taxable income in 2006 as compared to 2005, particularly sharpened by a net loss of US$81 million in the second quarter of 2006, period in which the effects of the interruption in activities of Blast Furnace No. 3 became stronger. The total decrease in taxable income in 2006 compared to 2005 totaled US$295 million. Expressed in reais, our taxable income decreased 23% in 2006 compared to 2005.

     Our foreign taxable income in the years ended December 31, 2005 and 2006 decreased US$8 million.

     It is not possible to predict the adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income. Therefore, management cannot foresee the effective income tax rate in future periods.

Accruals for Disputed Taxes Payable

     We  record  provisions  for  contingencies  relating  to  legal  proceedings  with  respect  to  which  we  deem  the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly  recognized in  our  financial  statements in accordance  with  SFAS No. 5. We  are also  involved in  judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we  believe to  be  unconstitutional or  otherwise  not  required to  be  paid  by  us.  We  believe  that  these  proceedings will  ultimately  result in  the  realization of  contingent  tax  credits or  benefits  that  can  be  used to  settle  direct  and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax  credits or  benefits in  our  financial  statements  until  realization of  such  gain  contingencies  has  been  resolved. This  occurs  when a  final  irrevocable  decision is  rendered  by  the  courts in  Brazil.  When  we  use  contingent  tax credits or  benefits  based  on  favorable  temporary  court  decisions  that  are  still  subject to  appeal to  offset  current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable  judicial  decision  on  those  contingent  tax  credits  or  benefits is  rendered.  The  accrual  for  the  legal obligation  related  to  the  current  direct  or  indirect  tax  obligations  offset is  not  reversed  until  such  time  as  the utilization of  the  contingent  tax  credits or  benefits is  ultimately  realized. This  accounting is  consistent  with  our analysis of a  liability  under  FASB  Concepts  Statement  No. 6.  The  accounting  for  the  contingent  tax  credits is in accordance  with  accounting  for  contingent  assets  under  SFAS  No. 5. Our  accruals  include  interest  on  the  tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

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

     A  brief  description of  the  major  recent  developments  regarding  our  accruals  for  disputed  taxes  payable follows:

Disputed taxes payable

  Imposto sobre produtos industrializados - IPI (Excise tax) presumed credit on inputs

     We have accrued a liability for certain tax liabilities that were offset by credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process.  Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional since it is not consistent with general value added tax principles and we are challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to compensate federal tax liabilities with IPI excise tax credits under dispute. We are awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, we expect the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by us represents our statutory obligation to pay taxes that were  offset with IPI excise tax credits.

     We have noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process.  Recently, for example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against another taxpayer in a similar legal proceeding, denying the use of these credits.

     As of December 31, 2006, the IPI excise tax credit accrual representing the accumulated IPI tax credits used was US$441 million (US$303 million as of December 31, 2005), as updated at the SELIC interest rate. This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

  IPI premium credit over exports

     We have accrued a liability for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN is challenging the constitutionality of the executive branch’s action since only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In August 2003, CSN sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits.

     The Brazilian National Treasury appealed such decision and got a favorable decision from the court of appeals. We filed appeals against such decision, to both the Superior Court of Justice and the Federal Supreme Court and are still awaiting the decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against us to require payments in the total amount of approximately R$1 billion referring to the collection of taxes which were offset by the use of IPI premium tax credits. One of the tax foreclosures is secured by judicial liens of (i) cash deposits in the amount of R$685 million; and (ii) treasury stock, in an amount equivalent to R$504 million (market value). Additionally, in view of such judicial decision, the payment of part of the dividends approved in the Annual Shareholders’ Meeting of April 30, 2007, is temporarily suspended. We are still awaiting decision from the court of appeals on this matter. For more information, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy—General” and “Item 13. Dividends, Dividend Arrearages and Delinquencies.”

     As of December 31, 2006, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$676 million (US$350 million as of December 31, 2005), already updated by the SELIC Brazilian base interest rate.

     This provision affects the sales taxes line-item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

     We have noted that several other Brazilian companies have challenged the same prohibition. Recent decisions from lower courts indicated that companies may be entitled to utilize these credits. However, on June 27, 2007, the Superior Court of Justice issued a decision against one taxpayer, denying the use of these credits. This decision is subject to review by the Federal Supreme Court, the highest court in this case.

  Income tax and social contribution

     We claim recognition of the financial and tax effects on the calculation of income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”). In 2004, the proceeding was concluded and judgment was made final and unappealable, granting us the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is now under accounting inspection.

     On December 31, 2006, we recorded US$153 million (US$155 million in 2005) as judicial deposit and a provision of US$10 million (US$26 million in 2005), which represents the portion not recognized by the courts.

     In February 2003, we were charged by tax authorities related to the calculation of income tax and social contribution of previous years in view of the fact that had tax losses carryforward above the 30% limit of taxable income, as provided for by laws.

     On August 21, 2003, a decision was rendered by the second panel of the Judgment Federal Revenue Office in Rio de Janeiro related to the decision which made said tax deficiency notice null and void and a new Tax Deficiency Notice was issued about same matter in November 2003. We challenged such new Tax Deficiency Notice, which was rejected in administrative lower courts. An administrative appeal was brought against such decision, which was accepted in administrative appellate court on April 26, 2006, so that said Tax Deficiency Notice had favorable decision to us, on an irrevocable basis, and respective decision was published in November 2006.

     We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On December 31, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was US$368 million (US$234 million in 2005), already adjusted by the Selic - Brazilian base interest.

  PIS/COFINS–Law No. 9,718/98

     PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed we sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to Brazilian court of appeals. On March 6, 2006, Brazilian court of appeals issued a decision against us. On March 10, 2006, we appealed such decision to both the Superior Court of Justice and the Federal Supreme Court. Until the resolution of these appeals, our rights under the initial favorable decision are in effect. The PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due.  We have noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

     As of December 31, 2006, this accrual amounted to US$149 million (US$125 million as of December 31, 2005), which represents the PIS and COFINS incremental taxes statutorily due, as updated at the SELIC interest rate. This provision affects the financial income (expense), net line item of our income statement, and a reversal of this provision would affect the financial income (expense), net line item of our income statement.

  CPMF–Provisional contribution on financial activities tax

     CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment 21 enacted in 1999. We have challenged the legality of the constitutional amendment that created the CPMF tax and despite of the fact that we obtained a favorable decision from a Brazilian lower court in August 1999, an unfavorable final and unappealable decision was rendered by the appropriate Brazilian court of appeals in June 2006. Consequently, we paid US$113 million and recognized a gain of US$45 million due to the expiration (statute of limitations based on which the tax authorities must challenge the tax treatment of the matter) of the accrual recorded up to June 2001. This provision affected the financial expenses line-item of our income statement when recorded, this gain also affected the same line item.

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

Cost of Goods Sold and Production Costs

     Cost of goods sold increased by 31% to US$1,837 million in 2005, from US$1,407 million in 2004, as a result of the higher sales volume, the strengthening of the real and changes in production costs which are further explained below. Measured in reais, the cost of goods sold increased only 9%.

     Production costs totaled US$1,831 million in 2005, which means an increase of US$369 million, or 25%, over the 2004 result. Expressed in reais, this increase is only 3%. As parent company production costs are a proxy to the cost of goods sold, we can analyze the changes in cost of goods sold going through the variations occurred in the production cost.

     The following table sets forth for the parent company the production costs, the production costs per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some metals (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are mostly denominated in reais. The devaluation of the real causes U.S. dollar-denominated or -linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real denominated production costs to increase as a percentage of total production costs.

	Year Ended December 31,

	2003			2004			2005

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	45,665	8.68	4.4	52,533	9.58	3.6	72,551	14.03	4.0
Coal	180,566	34.30	17.3	258,879	47.23	17.7	387,514	74.92	21.2
Coke	82,667	15.70	7.9	259,318	47.31	17.7	224,530	43.41	12.3

Metals	60,658	11.52	5.8	28,215	5.15	1.9	4,501	0.87	0.2
Outsourced Hot
Coils	75,242	14.29	7.2	111,923	20.42	7.7	119,177	23.04	6.5
Other (1)	77,391	14.70	7.4	113,213	20.66	7.7	148,418	28.70	8.1
	522,188	99.20	49.9	824,081	150.35	56.4	956,690	184.97	52.3

Energy/Fuel	118,707	22.55	11.3	159,631	29.12	10.9	191,568	37.04	10.5
Labor	124,732	23.70	11.9	106,566	19.44	7.3	157,899	30.53	8.6
Services and
Maintenance	115,389	21.92	11.0	166,993	30.47	11.4	256,965	49.68	14.0
Tools and Supplies	62,627	11.90	6.0	77,683	14.17	5.3	105,272	20.35	5.7
Depreciation	87,992	16.72	8.4	111,765	20.39	7.6	142,219	27.50	7.8
Others	14,374	2.73	1.4	15,674	2.86	1.1	20,313	3.93	1.1

	1,046,010	198.71	100.0	1,462,392	266.81	100.0	1,830,925	354.00	100.0

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

     Regarding the other items, there is a huge difference on variations measured in reais and U.S. dollars, because a large proportion of these costs are reais- denominated. Thus a) labor costs increased by 48% measured in U.S. dollars and 8% expressed in reais, reflecting the wage increases in May (see “—Selling, General and Administrative Expenses” below), b) services and maintenance showed changes of 54% and 26%, measured in both currencies respectively, mainly due to more maintenance activities accomplished during the year, c) tools and supplies increased 36% and 12%, respectively, reflecting increases on several miscellaneous items, and finally d) depreciation showed a positive change of US$17 million.

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

Selling, General and Administrative Expenses

     In 2005, we recorded selling, general and administrative expenses of US$294 million, an 11% increase over the US$265 million reported in 2004. Expressed in reais, these expenses showed an 8% decline.

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

Other Income (Expenses)

     Other expenses were US$28 million in 2005 as compared to US$50 million in 2004, a US$22 million decrease mainly due to a reversal of provisions, motivated by the revision of the likelihood of success in many judicial disputes made by our internal and external legal advisors, as well as due to recent favorable track record on related disputes, for labor and civil contingencies in the amount of US$61 million which had been accrued in 2004, partially offset by a US$13 million accrual of tax contingencies and US$10 million of environmental remediation costs in Santa Catarina. (See Note 18 to the Company’s Financial Statements Commitments and Contingencies). While the decline in dollars was 44%, measured in reais, other income (expenses) declined by 53%.

Operating Income

     Our operating income increased by US$284 million, or 21%, to US$1,646 million in 2005, from US$1,362 million in 2004. This increase was essentially related to the increase of US$291 million in gross profit, which was partially offset by the US$7 million higher selling, general and administrative expenses and other income (expenses).

Non - operating Expenses (Income), Net

     In 2005, our non- operating expenses, net were stable as compared to 2004 with a decrease of US$1 million (or 0.3%) to US$364 million, from US$363 million in 2004.

     The foreign exchange and monetary gain (loss), net line-item is mainly impacted by the variation in the value of the real against the U.S. dollar and its impact on our U.S. dollar denominated gross debt, on denominated cash, cash equivalents and short term investments, on equity investments in offshore subsidiaries and on trade accounts receivable. The US$30 million increase in foreign exchange and monetary gains in 2005 was mainly due to the further appreciation of the real (12% in 2005 versus 8% in 2004) and to our higher US dollar denominated gross debt, which increased to US$ 2,886 million from US$ 2,362 million. As a percentage of total debt, the debt denominated in foreign currencies was 88% in 2005 against 85% in 2004. The financial income (expenses), net line comprises following sub- items: a) derivatives; b) interest income; c) interest expense, and d) other financial income (expenses). In the following paragraphs, we provide detailed explanation on each of them.

     We use currency derivatives instruments to offset the impact of foreign exchange variation on the foreign exchange and monetary gain (loss), net accounting line. The net result of currency derivative transactions was an expense of US$296 million in 2005, a marginally poorer result (US$5 million) compared to the expenses of US$291 million in 2004. Our equity swap transactions yielded US$51 million in 2005 and US$57 million in 2004. Therefore, the total loss on derivatives was US$245 million in 2005 and US$234 million in 2005. Our equity swap transactions mainly are intended to enhance the return of our financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed- income assets.

     We reported interest income of US$153 million in 2005, versus US$78 million in 2004, mainly due to higher cash, cash equivalents and short-term investments, from US$1,113 million in 2004 to US$1,582 million in 2005, and higher short-term interest rates in the United States.

     We had interest expenses of US$407 million in 2005, compared to US$280 million in 2004, as a result of the increase in our gross debt from US$2,844 million in 2004 to US$3,365 million in 2005. As most of our foreign (non-Brazilian real denominated) debt carries fixed interest rates, interest rate increases generally do not impact our interest expenses.

     Other financial income (expenses) improved by US$51 million to expense of US$27 million in 2005 versus expenses of US$74 million in 2004, mainly due to approximately US$30 million of financial expenses incurred during GalvaSud’s acquisition in 2004, related to the repayment of its debt, including breakup costs, and higher financial income related to interest on accounts receivable and other minor income items in the amount of US$37 million in 2005 as compared to US$30 million in 2004.

Income Taxes

     We recorded a provision for income tax and social contribution of US$427 million in 2005, compared to US$291 million in 2004. The difference is due to higher income before taxes and equity in results of affiliated companies in 2005 (US$1,282 million against US$999 million in 2004). Expressed as a percentage of pre- tax income, the income tax expense increased to 33.3% in 2005, from 29.1% in 2004.

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

     In 2005, adjustments totaled an additional benefit of US$9 million, mainly due to:

  a US$38 million benefit from interest on stockholders’ equity, a deductible expense for tax purposes; and

  other permanent differences that represented tax expenses of US$29 million. Foreign exchange loss on the  net equity of our offshore subsidiaries represented a significant permanent item this period due to the  appreciation of the Brazilian real against the U.S. dollar, which was recorded in the results of operations  for Brazilian GAAP purposes and represented a non-taxable item. Also, certain expenses such as fines,  gifts and donations are included within these permanent differences.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31, 2006

	2004	2005	Changes

	(In million of U.S. dollars)
Taxable income in Brazil	999	1,231	232
Foreign taxable income	-	51	51

     Our taxable income in Brazil was impacted by lesser compensation of tax loss carryforwards in 2005 of approximately US$190 million, by an increase of US$140 million in non- deductible expenses and by the effect of the appreciation of the real against U.S. dollar of approximately US$150 million.

     In December 2004, we transferred part of our foreign operations to Luxembourg and, as from that date those results became taxable in that country due to an agreement between Brazil and Luxembourg to avoid double taxation. Accordingly, the results generated in 2004 until the date of the transfer of our foreign operations were exempt from taxation in Luxembourg in conformity with the tax legislation of that country. In 2005 those foreign operations were fully taxable and amounted to US$51 million.

     In 2005, we utilized US$33 million of income tax credits (or 2% of the income before taxes), compared to US$131 million for 2004 (13%).

     It is impossible to predict the adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income. Therefore, management cannot foresee the effective income tax rate in future periods.

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

PIS/COFINS Accrual

     The US$27 million increase in the PIS/COFINS accrual (from US$98 million in 2004 to US$125 million in 2005) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the U.S. dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line item of our income statement.

Income Tax and Social Contribution (Plano Verão) Accrual

     The US$3 million increase in the income tax and social contribution ("Plano Verão") accrual (from US$23 million in 2004 to US$26 million in 2005) is mainly due to the appreciation of the Brazilian real against the U.S. dollar (this provision is not updated by the SELIC interest rate). This provision affects the income tax expense line-item of our income statement, and a reversal of this provision would affect the income tax benefit and the financial income (expense), net line-items of our income statement.

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

CPMF Accrual

     The US$53 million increase in the CPMF accrual (from US$105 million in 2004 to US$158 million in 2005) is mainly due to the effects of the SELIC interest rate and the appreciation of the Brazilian real against the US dollar. This provision, as well as a reversal of this provision, would affect the financial income (expense), net line item of our income statement.

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

5B.  Liquidity and Capital Resources

Overview

     Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short-and long-term debt instruments. We expect to meet our cash needs for 2007 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

     Cash and cash equivalents as of the end of 2004, 2005 and 2006 totaled US$970 million, US$1,241 million, and US$959 million, respectively.

Cash Generated by Operating Activities

     We generated cash from our operations in the total amount of US$354 million, US$1,757 million , and US$919 million in 2004, 2005 and 2006, respectively, providing us with a significant source of liquidity. The 47.7% or US$838 million decrease in cash flow from operating activities in 2006 compared to 2005 was mainly due to: (i) a US$326 million increase in inventories in 2006; (ii) the balance still to be collected from insurance companies of US$ 209 million on the accident of an equipment adjacent to Blast Furnace No. 3.

     The 396%, or US$1,403 million increase in cash flow from operating activities in 2005 compared to 2004 was mainly due to an unrealized loss on derivatives of US$272 million in 2005 and to the US$493 million increase in inventory in 2004 and the subsequent decrease in inventory of US$177 million that took place in 2005.

Cash Used in Investing Activities

     We used cash in our investing activities in the total amount of US$365 million, US$593 million and US$839 million in 2004, 2005 and 2006, respectively, mainly for capital expenditures and long-term investments in downstream opportunities (including acquisitions), new products and market niches, and infrastructure investments. For further information, see “Item 4A. History and Development of the Company—Acquisitions.”

Cash Generated by Financing Activities

     We generated cash from financing activities in the total amount of US$380 million, US$996 million and US$263 million in 2004, 2005 and 2006. The US$733 million decrease in cash from financing activities in 2006 compared to 2005 was mainly driven by (i) a significantly lower distribution of dividends and interest on stockholders’ equity of US$833 million in 2006 as compared to US$961 million in 2005, (ii) lower share buyback of US$17 million in 2006 as opposed to US$365 million in 2005, and (iii) new debt issuances and bilateral loans totaling US$2,082 million in 2006 against US$1,200 million in 2005.

Trade Accounts Receivable Turnover Ratio

     Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased from 45 on December 31, 2005, to 52 on December 31, 2006, reflecting higher prices charged to our customers in 2005 and 2006 and its impact on the monetary value on accounts receivable, that has not ocurred in 2004.

Inventory Turnover Ratio

     Our inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold, remained stable at 145 on December 31, 2005 and 149 in 2006. This variation is mainly reflected by increasing inventories cost, as a consequence of the accident in Blast Furnace No. 3.

Trade Accounts Payable Turnover Ratio

     The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, increased to 73 on December 31, 2006 from 67 on December 31, 2005 as a consequence of CSN’s financing of slab purchases, which were bought to supply the Company’s finishing lines due to the stoppage at Blast Furnace No. 3.

Short-Term Debt and Short-Term Investments

     Given the capital intensive and cyclical nature of our industrial segment, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2006, cash and cash equivalent instruments equaled US$959 million.

     We were also taking advantage of the then current liquidity conditions to extend the maturity profile of gross debt. Such activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2006, short-term and long-term indebtedness accounted for 11% and 89%, respectively, of our total debt, and the average life of our existing debt was equivalent to 11,75 years, considering 40 years-term for the perpetual bonds issued in July 2005.

     In 2006, we had capital expenditures of US$706 million, primarily consisting of US$82 million for projects relating to the Itaguaí Port expansion, US$116 million for Casa de Pedra mine expansion and US$185 million for maintenance.

     In 2007, we plan to make capital expenditures of approximately US$1,235 million, compared to US$706 million in 2006, US$290 million in 2005 and US$178 million in 2004.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities.

Company Debt and Derivative Instruments

     At December 31, 2005 and 2006, total debt (composed of current portion of long-term debt, accrued finance charges, negative mark-to-market adjustments on derivative instruments, and long-term debt and debentures) aggregated US$3,517 million and US$4,160 million, respectively, equal to 349% and 397% of the stockholders’ equity at December 31, 2005 and 2006, respectively. At December 31, 2006, our short-term debt (composed of current portion of long-term debt, negative mark-to-market adjustments on derivative instruments and accrued finance charges) totaled US$457 million and our long-term debt (composed of long-term debt and debentures) totaled US$3,703 million. The foregoing amounts do not include debt of others for which we are contingently liable. See "Item 5E. Off-Balance Sheet Arrangements."

     At December 31, 2006, approximately 11% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current policy is to protect ourselves against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure are protected through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and equity investments in offshore subsidiaries. We continue to review our foreign exchange exposure policy and there are no assurances that we will maintain our current level of protection against such exposure. For a description of our derivative instruments, see Note 22 to our consolidated financial statements contained in "Item 18. Financial Statements". Also see  "Non-operating Expenses (Income), Net "under" Item 5A. Operating Results—Results of Operations–2006 Compared to 2005 and —2005 Compared to 2004".

     The major components of US$457 million of consolidated short-term loans and financing outstanding at December 31, 2006 were (amounts are reflected in current portion of long-term debt):

  US$114 million of trade-related transactions;

  US$79 million of Euronotes;

  US$101 million of negative marked-to-market value on foreign exchange or derivative instruments; and

  US$86 million of accrued interest.

     The major components of US$3,703 million of consolidated long-term loans and financing outstanding at December 31, 2006 were (amounts are reflected in long-term debt):

  US$420 million in local debentures;

  US$638 million of export pre-payments (of which US$461 million is part of our export receivables  securitization program);

  US$300 million of revolving credit facilities;

  US$1,225 million of Eurodollar notes;

  US$140 million of trade-related transactions; and

  US$750 million in perpetual bonds.

     The debentures are real-denominated debt instruments that were issued in December 2003 and April 2006, being one issuance of US$85.5 million five- year debentures, indexed to the Índice Geral de Preços e Mercado – IGPM, a Brazilian price index, and bearing interest at 10% per annum coupon and another issuance of US$281 million six-year debentures bearing interest of 103.6% of CDI – Brazilian Interbank Reference interest Rate.

     Eurodollar and Euro notes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by the parent company and its offshore subsidiaries over a period of time, including the issuance in 2005 of US$750 million, 9,5% per annum coupon perpetual notes. They also include (1) the US$275 million notes, 10,75% per annum coupon, issued in September and December 2003 with final maturity in 2008; (2) the US$550 million notes, 9,75% per annum coupon, issued in December 2003 and January 2004 with final maturity in 2013; and (3) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015.

     Pre- export agreements include the four series of the export receivables securitization program launched in June 2003 as well as other trade- related transactions outside of the program. The first series, issued in June 2003 in the amount of US$142 million, has a seven-year maturity and bears interest at 7.28% per annum, with a two- years grace period for payment of principal. The second series, issued in August 2003 in the amount of US$125 million, has a three-year maturity and bears interest at Libor plus 1.55% per annum. The third series, issued in June 2004 in the amount of US$162 million, has an eight-year maturity and bears interest at 7.427% per annum with a three-year grace period. In May 2005, a fourth series was issued in the amount of US$250 million having a 10- year maturity and bearing interest at 6.148% per annum with a three- year grace period. A portion of the proceeds of the fourth series was used to repay the second series.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2006:

Maturity in	Principal Amount

(In millions of US$)
2008	958
2009	144
2010	135
2011	239

2012 and thereafter	1,477

Perpetual securities	750

Total	3,703

     The foregoing amounts do not include debt of others which we have guaranteed. See "Item 5E. Off-Balance Sheet Arrangements".

5C. Research and Development, Patents and Licenses, etc.

     Our research and development center works closely with customers. One of the features of this unit is the resident engineer concept, where key customers receive our engineers to help them make better use of our steel products. This unit works closely with the commercial sector, focusing on product improvements and developments that will meet our customers’ needs.

     Another feature are the work shops focusing on products applications and simultaneous engineering for parameters adjustment of the CSN steel products and the customers’ final goods on the segments of white goods, packaging, automotive and civil construction.

     Our investment for research and development projects and activities in 2004, 2005 and 2006 totaled US$8 million, US$10.1 million and US$20.9 million, respectively. New products developed under our research and development program include: Special Steel Grades for Tin Plate products for two pieces cans, Special Tin Plate for 3 pieces Shaped Expanded Cans, Pre-coated Steel for Civil Construction and White Goods, Electrical Steel as cold-rolled used for electric motors, High-Strength Low-Alloy hot-rolled steels used for pipes, structures, agricultural appliances, gas containers and automobile wheels, Special Bake Hardned Galvanized Steels used for automobiles, Galvalume for construction and home appliances and others.

5D. Trend Information

     Other than discussed below, there are no recent significant developments that were not fully reflected in our results of operations for the twelve- month period ended December 31, 2006 or in our financial position as of December 31, 2006 and that could impact our future results of operations and financial position. No significant and unexpected changes in the currency rate, in interest rates and/or in inflation rates have occurred.

     On November 10, 2006, Tata Steel UK Limited (“Tata”) posted an offer through the Panel of Takeovers and Mergers to Corus Group PLC (“Corus”) shareholders, to be implemented by way of a scheme of arrangement. On December 10, Tata announced a revision of its offer. Both Tata and CSN made offers, with Tata being the winner at the auction. Although CSN did not win the auction for Corus, CSN sold its stake of 34,072,613 shares of Corus for the reviewed final price offered by Tata of 608 pence for each common share of Corus, corresponding to a non-operating gain of US$89 million. This amount, net of taxes and expenses, was US$65 million, recorded in the first quarter of 2007.

     In addition, as set forth in the agreement for implementation entered into between “CSN Acquisitions” and Corus on December 10, 2006, “CSN Acquisitions” received from Corus the “Incentive Remuneration” corresponding to 1% of the reviewed final price proposed by “CSN Acquisitions” for the acquisition of the Company of 603 pence for each common share of Corus in amount of US$115 million.

5E. Off- Balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance lease payments related to activities of MRS, CFN and TECON. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON- CONSOLIDATED ENTITIES AS OF DECEMBER 31, 2006

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
CFN	87.6	2007-2020

Contingent Liability for
Concession Payments:(1)
MRS	1,571	2026
CFN	14.9	2026

TOTAL	1,585.9

(1)	Other consortia members are also jointly and several liable for these payments.

CFN

     We guarantee, together with Taquari Participações S.A., the loans BNDES has granted to CFN in May and December 2005 and in January 2006, all of which mature by November 2020, adjusted based on TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2006 was US$87.6 million.

MRS’s Concession Obligations

     We assigned as negligible the likelihood of being responsible for the concession obligations of MRS because (1) MRS currently transports approximately 108 million tons of products (mainly steel, iron ore, coal and coke), and the average annual growth rate of the cargo transported by MRS over the last five years was approximately 10%, (2) MRS is expected to continue to report operating revenues, EBITDA and EBITDA margin above approximately US$500, US$200 million and 40%, respectively, in the following years, and (3) MRS will benefit from recently announced mining projects which are expected to support a further 10% annual increase of cargo transported over the next five years.

     In addition to the very positive business outlook, MRS has a tariff model which aids its financial sustainability by determining ideal tariffs to be charged for its transportation services of captive cargo (which is cargo that cannot be transported in any way other than through MRS’s rail). This tariff model provides that costs incurred by MRS with respect to captive cargo, including operational, fixed and variable costs, costs of remunerating MRS’s own and third-party capital, concession costs, and leasing and investment costs aimed at maintaining the productive capacity of leased assets, are duly covered by the calculated tariffs. Clients that transport captive cargo account for roughly 69% of MRS’s overall volume.

     This tariff model also aids MRS’s financial sustainability by defending MRS’s margin as costs rise. Tariffs are fixed annually for clients that transport captive cargo based on MRS’s budget for the relevant year. Tariffs are fixed for clients that transport cargo that is not captive through negotiated agreements with MRS.

5F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2006:

	Payment due by period

	(In millions of US$)
		Less			More
		than 1	1-3	3-5	than 5
Contractual obligations	Total	year	years	years	years

Long-term accrued finance
charges(1)	1,618	338	564	378	338
Pension plan	668	57	120	128	363
Long-term debt	3,703	-	1,102	374	2,227

Purchases:	2,261	1,270	193	157	641
Raw materials(2)	1,399	1,053	63	126	157
Maintenance(3)	39	39	-	-	-
Utilities/Fuel(4)	1,200	209	193	157	641

Total	8,627	1,696	2,177	1,403	3,351

(1)
These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term  debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)
Refer mainly to purchases of coal, tin, aluminum and zinc,  which comprise part of the raw materials for steel  manufacturing and take-or-pay contracts. The use of these raw materials has a fast turnover and, consequently, the purchases fall within short-term obligations.

(3)
We have outstanding contracts with several contractors in order to maintain our plants in good operation conditions;  due to the strong demand for specialized maintenance service, the term of some contracts is for more than one year.

(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; with some of these suppliers we maintain long-term contracts.

Item 6.  Directors, Senior Management and Employees

6A.  Directors and Senior Management

     We are managed by our Board of Directors (Conselho de Administração), which consists of seven to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of which is the Chief Executive Officer). In accordance with our Estatuto Social (bylaws, each Director is elected for a term of one year by our stockholders at a stockholders’meeting. Our Bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

     Our Board of Directors is responsible for the formulation of business plans and policies and our Board of Executive Officers is responsible for the implementation of specific operating decisions. As of December 31, 2006, our Board of Directors was comprised of one Chairman, one Vice Chairman and six members, and our Board of Executive Officers was comprised of our Chief Executive Officer, our Chief Financial Officer and six Executive Officers.

     Our Directors and Executive Officers are as follows.

Name	Position

Board of Directors
Benjamin Steinbruch	Chairman
Jacks Rabinovich	Vice Chairman
Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member
Darc Antonio da Luz Costa	Member
Yoshiaki Nakano	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer

Otávio de Garcia Lazcano	Chief Financial Officer
Enéas Garcia Diniz	Executive Officer
Marcos Marinho Lutz (1)	Executive Officer
Pedro Felipe Borges Neto	Executive Officer
Isaac Popoutchi	Executive Officer
Juliano de Oliveira	Executive Officer
Juarez Saliba de Avelar	Executive Officer
________________
(1)	As of February 1, 2007, Mr. Lutz is no longer a member of our Board of Executive Officers.

Board of Directors

     Benjamin Steinbruch. Mr. Steinbruch was born on June 28, 1953 and has been Chairman of our Board of Directors since April 28, 1995 and Chief Executive Officer since April 30, 2002. Mr. Steinbruch is also Superintendent Officer of Vicunha Siderurgia, our controlling shareholder.

     Jacks Rabinovich. Mr. Rabinovich was born on September 20, 1929 and has been a member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. He is also Chief Executive Officer of Vicunha Siderurgia.

     Mauro Molchansky. Mr. Molchansky was born on September 11, 1950 and has been a member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globo Comunicações e Participações S.A. - Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A. Under Mr. Molchansky’s leadership, Aracruz Celulose S.A. was the first Brazilian company to issue American Depositary Shares (level 3) listed and traded on the NYSE, in 1992.

     Fernando Perrone. Mr. Perrone was born on May 6, 1947 and elected a member of our Board of Directors on September 26, 2002. He was our Infrastructure and Energy Executive Officer from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra- Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

     Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was born on September 23, 1945 and elected a member of our Board of Directors on April 30, 2002. He is a professor at Pontifícia Universidade Católica do Rio de Janeiro.

     Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950 and has been a member of our Board of Directors since November 25, 1997. Since 1972, Mr. Santos has served internally in various positions of responsibility, including Coordinator of Industrial Engineering, Chief of Industrial Engineering and Chief of Production Planning. He is currently Chairman and Chief Executive Officer of the Board of the Clube de Investimento CSN (" CSN Employee Investment Club" ) and a member of the Board of Directors of Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan.

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

Board of Executive Officers

     In addition to Mr. Steinbruch, the following persons are members of our Board of Executive Officers as of December 31, 2006:

     Otávio de Garcia Lazcano. Mr. Lazcano was born on June 9, 1969 and elected Chief Financial Officer on August 8, 2006. He has been serving the company since 1996, acting as Financial Manager and Financial Officer. Mr. Lazcano previously served as Financial Analyst of Aracruz Celulose.

     Marcos Marinho Lutz. Mr. Lutz was born on December 30, 1969 and originally elected Executive Officer in charge of Infrastructure & Energy in June 24, 2003. Prior to joining CSN, Mr. Lutz served as Superintendent Officer at Ultracargo S.A., a logistics arm of Grupo Ultra. As of February 1, 2007, Mr. Lutz is no longer a member of our Board of Executive Officers.

     Enéas Garcia Diniz. Mr. Diniz was born on January 1, 1960 and originally elected Executive Officer in charge of Production in June 21, 2005. He has been serving the company since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of the Presidente Vargas steelworks.

     Pedro Felipe Borges Neto. Mr. Borges Neto was born on September 27, 1951, and originally elected Executive Officer in charge of institutional matters on September 20, 2005. Prior to joining CSN, Mr. Borges Neto served as Superintendent Officer, Vice-President and Chief Executive Officer at Vicunha Têxtil. He is currently a member of the Board of Directors of Companhia Gás do Ceará and of Companhia Ferroviária do Nordeste- CFN.

     Isaac Popoutchi. Mr. Popoutchi was born on August 21, 1949, and elected Executive Officer in March 27, 2006. Prior to joining CSN, Mr. Popoutchi served as Chief Executive Officer of Coimex Trading, of Rede Ferroviária Federal and of CBTU Companhia Brasileira de Trens Urbanos.

     Juliano de Oliveira. Mr. Oliveira was born on January 28, 1955, and elected Executive Officer in March 27, 2006. Prior to joining CSN, Mr. Oliveira served as Chief Executive Officer of Loma Negra Cimentos C.I.A.S.A., in Argentina, Superintendent Officer of Camargo Corrêa Cimentos S.A., officer of the business unit of Aços Villares S.A. from Villares/Sidenor group.

     Juarez Saliba de Avelar. Mr. Avelar was born on February 13, 1961 and elected Executive Officer in charge of mineral resources on September 26, 2006. He has been working with us since 2003, acting as Port and Railroads Officer and Mineral Resources Officer. Mr. Avelar served as President of FERTECO Mineração and as Officer of south and north unit of Companhia Vale do Rio Doce.

     There are no family relationships between any of the persons named above. The address for all of our directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20° Andar, Itaim Bibi, São Paulo, São Paulo State, Brasil (telephone number 55-11-3049-7591).

Indemnification of Officers and Directors

     There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our Bylaws. Officers are generally not individually liable for acts within the course of their duties. We either indemnify, or maintain directors and officers liability insurance insuring our Directors, our Chief Executive Officer, our Chief Financial Officer and our other Executive Officers and certain key employees against liabilities incurred in connection with their positions with us.

6B.Compensation

     For the year ended December 31, 2006, the aggregate compensation paid by the company to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$7.1 million. In addition, the members of the Board of Directors and of the Board of Executive Officers may receive certain additional company benefits generally provided to company employees and their families, such as medical assistance and life insurance among others.

6C. Board Practices

Fiscal Committee and Audit Committee

     Under Brazilian Corporate Law, shareholders may request the appointment of a Conselho Fiscal (a "Fiscal Committee"), which is a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management’s activities and the financial statements, and report its findings to the shareholders. The shareholders did not request the installation of a Fiscal Committee at the General Shareholders Meeting held on April 30, 2007.

     In June 2005 a Comitê de Auditoria (an "Audit Committee") was appointed in compliance with SEC’s rules, which is composed of three independent members of our Board of Directors.

     The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent auditors; reporting on our auditing policies and our annual auditing plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of the external auditors and identifying, prioritizing and submitting actions to be implemented by the executive officers; and analyzing the annual report, and our financial statements and making recommendations to the Board of Directors.

     The Audit Committee is currently composed of Messrs. Carneiro Netto, Nakano and Perrone. Since the creation of the Audit Committee, it is assisted by a consultant, who renders financial consultant services to the members of the Committee.

     For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

     We do not have any agreements with our directors providing for benefits upon termination of employment.

6D. Employees

     As of December 31, 2004, 2005 and 2006, we had 10,207, 12,936 and 13,659 employees. As of December 31, 2006 approximately 3,204 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union. We believe we have a good relationship with CUT. We have collective bargaining agreements, renewable annually each May 1.

     We are the principal sponsor of CBS, our employee pension plan. As a result of a general pay increase that we granted at the time of our privatization and a decline in the value of CBS’s assets, CBS had substantial unfunded projected benefit obligations. Our unfunded pension benefit obligations totaled US$254 million as of December 31, 2006. The amount of the unfunded pension benefit obligations is affected by, among other things, fluctuations in the value of CBS’s assets, which totaled US$859 million as of December 31, 2006, 43% of which was attributed to our common shares held by CBS. See Note 16 to our consolidated financial statements contained in “Item 18. Financial Statements.”

     In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin as well as goals based on measures including sales, cost control, productivity and inventory levels, appropriate to the nature of the different sectors.

     In June 2000, we increased the average workshift at our Volta Redonda steel works from six to eight hours. This increase was implemented in our iron ore, limestone and dolomite mines during 1999. We have signed a collective bargaining agreement with our employees’ unions pursuant to which we have agreed not to dismiss employees in connection with this workshift increase. This eight- hour workshift improved productivity, quality and job safety as a result of fewer interruptions in the production process, which is continuous.

6E. Share Ownership

     Besides the common shares issued by us that Mr. Steinbruch owns as a result of his ownership interest in Vicunha Siderurgia, our controlling shareholder, as of May 31, 2007 he directly held 255,216 of our common shares (0.09% of the outstanding common shares). Other executive officers and members of our Board of Directors held an aggregate of less than 0.001% of our outstanding common shares as of May 31, 2007.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

     The following table sets forth, as of May 31, 2007, the number of our common shares owned by all persons known to us to own more than 5% of our outstanding common shares as of such date:

	Common Shares

Name of Person or Group	Shares Owned	Percent of Total

	(in thousands)
Vicunha Siderurgia S.A.(1)	116,286,665	42.74%
BNDESPAR	17,085,986	6.28%
________________
(1)
Owned indirectly by Benjamin Steinbruch, Chairman of our Board of Directors, and members of his family. Does not include the outstanding shares that are described under "Item 6E. Share Ownership", which are beneficially owned by Benjamin Steinbruch.

7B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See "Acquisitions" and “Planned Investments” under "Item 4A. History and Development of the Company," “Item 4B. Business Overview,” "Item 6A. Directors and Senior Management" and "Item 7A. Major Shareholders" and Note 21 to the consolidated financial statements included in “Item 18. Financial Statements.”

     During 2004 and 2005, we used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family, in connection with the management of our exclusive investment funds, under circumstances where we were not exposed to Fibra’s credit risk and where we paid investment fees not in excess of such fess we would expect to pay to a non-affiliated bank for such services. However, as of August 22, 2006, the management of our exclusive investment funds was transferred to Bank UBS Pactual, under the same circumstances where we are not exposed to the bank’s credit risk.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements" for our consolidated financial statements.

Legal Proceedings

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

     We classify an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2006, US$25 million had been classified as short-term accrual for contingencies (US$19 million as of December 31, 2005). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

     The deposits for contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) judicial orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted in our favor, the deposit is forfeited and returned to us in cash and the deposit account is appropriately offset. When such a judicial order is granted in a manner unfavorable to us, the deposit is used to offset the related liability and the deposit account is appropriately offset.

     We are party to a number of legal proceedings arising from our ordinary course of business, including tax, civil and labor claims. As of December 31, 2006, we recorded aggregate provisions of US$1,820 million relating to tax, civil and labor claims, for which we had deposited US$301 million in judicial escrow accounts. See Note 18 to our consolidated financial statements contained in “Item 18. Financial Statements” in this annual report.

Labor Contingencies

     As of December 31, 2006, the amount of the accrual relating to probable losses for these contingencies were US$21 million (US$27 million in 2005). In 2006, the our legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, management reversed certain labor claims which are currently considered as possible. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. The lawsuits related to the alleged joint liability between us and our independent contractors represent a large portion of the total labor lawsuits against us and are originated from by the independent contractors lack of payment of labor charges, resulting in our inclusion in the lawsuits.

Civil Contingencies

     These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2006, our legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, our management reversed certain civil claims which are currently considered as possible. As of December 31, 2006, the amount of the accrual relating to probable losses for these contingencies was US$9 million (US$6 million as of December 31, 2005).

Other Tax Contingencies

     In addition to the tax contingencies described in “Item 5A. Operating Results—Results of Operations—2006 Compared to 2005—Disputed Taxes Payable,” we are party to other judicial and administrative proceedings not described in the notes to our consolidated financial statements, involving a total of approximately US$286 million as of December 31, 2006 (US$428 million as of December 31, 2005). Our external legal counsel deemed that the risk of loss arising from these lawsuits are possible as opposed to probable. Therefore, we not recorded accruals with respect to these lawsuits.

     Other taxes contingencies relate to a variety of disputes for which CSN has recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

Dividend Policy

General

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

     For dividends declared during the past five years, see “Item 3A. Selected Financial Data.” At our Annual Shareholders’ Meeting of April 30, 2007, our shareholders approved the payment of dividends and interest on shareholders’ equity referred to 2006, in the total amount of US$682.1 million, out of which US$191.7 million and US$153.5 million were already paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the relevant resolutions of our Board of Directors. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment. The outstanding balance of US$336.9 million (this amount was translated into U.S. dollars based on the exchange rate in effect on the date of declaration), was supposed to be paid on May 9, 2007, but payment has been temporarily suspended as a result of a federal judicial decision related to a tax contingency. For further information, see “Item 5A. Operating Results—Results of Operations—2006 Compared to 2005—Disputed Taxes Payable—IPI premium credit over exports.”

     Management strongly believes that this suspension will be lifted in the near future.

Amounts Available for Distribution

     At each annual stockholders’ meeting, the Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its "net profits" for that fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to our "net profits", as further:

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

     Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a "legal reserve" to which we must allocate 5% of our "net profits" for each fiscal year until the amount of the reserve equals 20% of our paid- in capital. The legal reserve might be used to increase our paid-in capital and net losses, if any, may be charged against the legal reserve.

     Discretionary (or Statutory) Reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of " net profits"to the extent set forth in its bylaws. Our Bylaws do not provide for a discretionary reserve.

     Contingency Reserve. Under the Brazilian Corporate Law, a portion of our "net profits" may also be discretionary allocated to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the reasons for its establishment cease to exist or (ii) charged off in the event that the anticipated loss occurs.

     Reserve for Investment Projects. Under the Brazilian Corporate Law, a portion of our net income may be allocated for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by stockholders. After completion of the relevant capital investment projects, we must retain the appropriation until the stockholders, at a stockholder meeting, vote on a new destination to the amount appropriated or on transferring all or a portion thereof to capital or retained earnings.

     Unrealized Income Reserve. Under the Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the "realized portion" of net profits for any particular year may be allocated to the unrealized income reserve. The "realized portion" of net profits is the amount by which "net profits" exceeds the sum of (i) a company’s positive net results considering its subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

     The Brazilian Corporate Law provides that all discretionary allocations of "net profits", including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by the stockholders voting at the annual stockholders’ meeting and can be used to increase our capital stock, for the payment of dividends in subsequent years, charged off in the event of losses, or used to any other destination. The fiscal incentive investment reserve and legal reserve are also subject to approval by the stockholders voting at the annual stockholders’ meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

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

Mandatory Dividend

     Under our Bylaws, we are required to distribute to stockholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the "Mandatory Dividend") in any particular year (the amount of which shall include any interest paid on capital during that year). See "Additional Payments on Stockholders’ Equity" below. In addition to the Mandatory Dividend, the Board of Directors may recommend that stockholders receive an additional payment of dividends from other funds legally available therefor. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the annual stockholders’ meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported, together with the appropriate explanations, to the stockholders and to the CVM.

Payment of Dividends

     We are required to hold annual stockholders’ meeting by April 30 of each year at which an annual dividend may be declared. Additionally, the Board of Directors may declare interim dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a stockholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A stockholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "Additional Payments on Stockholders’ Equity" below) in respect of its shares, after which we will have no liability for the payments.

     Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR Custodian on behalf of our ADR Depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR Depositary for distribution to holders of ADSs.

Additional Payments on Stockholders’ Equity

     Since January 1, 1996, Brazilian companies have been permitted to pay interest on stockholders’ equity to holders of equity securities and to treat those payments as deductible expense for Brazilian income tax purposes. The amount of interest payable on capital is calculated based on the Long-term Interest Rate (TJLP), as determined by the Central Bank, applied to each shareholder’s portion of net equity. Brazilian corporate law establishes that current earnings are not included as part of the net equity.

     The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the quarter ended in December 2005 was 9.75%.

     Interest on stockholders’ equity is deductible to the extent it does not exceed fifty percent (50%) of either of the following amounts: a) net income, as determined for accounting purposes, for the current period of interest payment before the provision for income tax and the deduction of the amount of interest; or b) accumulated earnings from prior years.

8B. Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2006, other than the events already described in this annual report.

Item 9. The Offer and Listing

9A. Offer and Listing Details

     Our capital stock is comprised of common shares without par value (ações ordinárias). Effective May 31, 2004, we reverse split our common shares, so that each 1,000 former shares is now represented by four shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represents one share after giving effect to the split and regrouping. All share data contained in this annual report have been adjusted retroactively to reflect the split and regrouping of our shares and the split of our ADSs.

     The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the São Paulo Stock Exchange (per common share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

	High	Low	(In thousands)	High	Low	(In thousands)

2002:
Year end	5.22	1.96	767	5.23	1.94	420
2003:
Year end	13.80	3.66	919	13.80	3.62	554
2004:
Year end	19.13	9.64	835	19.12	9.50	654
2005:
First quarter	26.31	16.79	971	26.30	16.95	910
Second quarter	24.25	16.07	1,090	24.35	16.00	842
Third quarter	23.42	15.01	883	23.46	15.15	848
Fourth quarter	23.06	17.71	894	23.15	17.47	818
Year end	26.31	15.01	959	26.30	15.15	852
2006:

First quarter	31.40	20.96	899	31.55	21.58	1,073
Second quarter	37.60	24.67	753	37.73	24.61	1,092
Third quarter	33.40	25.98	545	33.45	25.85	794
Fourth quarter	33.74	27.84	615	33.75	27.74	780
Year end	37.60	20.75	703	37.73	20.95	1,015
2007:
First quarter	42.12	26.67	979	43.26	27.50	1,138
Second quarter	54.85	40.95	736	55.02	42.10	1.028
Month Ended:
December 31, 2006	30.84	28.65	577	30.87	28.56	615
January 31, 2007	31.57	26.67	718	32.59	27.50	940
February 29, 2007	37.93	31.75	1,199	39.15	33.06	1,282
March 31, 2007	42.12	30.84	1,003	43.26	32.02	1,195
April 30, 2007	43.48	40.95	696	44.77	42,10	759
May 31, 2007	54.85	42.43	901	54.15	42.43	1,246
June 30, 2007	54.84	49.80	588	55.02	49.02	1,056
_______________

Source: Economática.
(1)	Common share and ADS prices and volumes have been adjusted to reflect the split and regrouping of our common shares and the split of our ADSs.
(2)
U.S. dollar amounts are translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

     On June 29, 2007, the closing sale price (i) per common share on the São Paulo Stock Exchange was US$51.68 and (ii) per ADS on the NYSE was US$51.72. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

     As of May 31, 2007, approximately 43.4 million, or approximately 16.0%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 120 record holders (other than our ADR Depositary) with addresses in the U.S., holding an aggregate of approximately 11.0 million common shares, representing 4.0% of our outstanding common shares.

9B. Plan of Distribution

     Not applicable.

9C. Markets

     The principal trading market for our common shares is the São Paulo Stock Exchange. Our ADSs trade on the NYSE under the symbol "SID".

Trading on the São Paulo Stock Exchange

     In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the São Paulo Stock Exchange, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 10:00 a.m. to 17:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the São Paulo Stock Exchange and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The São Paulo Stock Exchange also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the São Paulo Stock Exchange falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The São Paulo Stock Exchange is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2006, the aggregate market capitalization of the São Paulo Stock Exchange was equivalent to R$1.6 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 54% of the total market capitalization of all listed companies. In contrast, as of December 2006, the aggregate market capitalization of the NYSE was US$25 trillion and the 10 largest companies listed on the NYSE represented approximately 10% of the total market capitalization of all listed companies. The average daily trading volume of São Paulo Stock Exchange and NYSE for December 2006 was approximately R$2.4 billion and US$68 billion, respectively. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

     As of December 31, 2006, we accounted for approximately 1.14% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

     The following table reflects the fluctuations in the IBOVESPA index (the São Paulo Stock Exchange index) during the periods indicated:

IBOVESPA Index
	High	Low	Close

2003	22,236	9,994	22,236
2004	26,196	17,604	26,196
2005	33,629	23,610	33,456
2006	44.674	32.057	44.473
2007 (1st Half)	54,730	41,179	54,392

     The IBOVESPA index closed at 54,392 on June 29, 2007. Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Item 10D. Exchange Controls".

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law no. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporate Law and regulations issued by the CVM.

     Under the Brazilian Corporate Law, a company is either public, a companhia aberta, such as us, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements.

     Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. The company should also suspend its trading on international stock exchanges where its securities are traded. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by the CVM or the São Paulo Stock Exchange.

     The Brazilian Securities Law and the regulations issued by the CVM provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, as well as protection of minority stockholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

9D. Selling Shareholders

     Not applicable.

9E. Dilution

     Not applicable.

9F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information

10A.  Share Capital

     Not applicable.

10B.  Memorandum and Articles of Association

Registration and Corporate Purpose

     We are registered with the Department of Trade Registration under number 15,910. Our corporate purpose, as set forth in Article 2 of our bylaws, is to the manufacture, transform, market, import and export steel products and steel derived by- products from the manufacturing plant, as well as to explore other activities that are directly or indirectly related to our corporate purpose, including: mining, cement and carbochemical business activities, the manufacture and assembly of metallic structures, construction, transportation, navigation and port activities.

Directors’ Powers

     Pursuant to our bylaws, a director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests; our shareholders must approve the total compensation of our management and the Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required. A detailed description of the general duties and powers of our Board of Directors may be found in "Item 6A. Directors and Senior Management".

Description of Capital Stock

     Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our by laws and to Brazilian law. For further information, see our bylaws, which have been filed as an exhibit to this annual report.

Capital Stock

     On December 31, 2006, our capital stock was comprised of 272,067,946 common shares, without par value including 14,654,500 common shares held in treasury. Our bylaws authorize the Board of Directors to increase the capital stock up to 400,000,000 common shares without an amendment to our bylaws by means of a vote at our shareholders’ meeting. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to keep in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

Liability for Further Capital Calls

     Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares. There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

     Each common share entitles the holder to one vote at our shareholders’ meetings. According to a CVM ruling, stockholders that represent at least 5% of our common shares may request cumulative voting in an election of the Board of Directors. Pursuant to Brazilian Corporate Law, shareholders holding at least 15% of our common shares have the right to appoint a member of our Board of Directors.

Shareholders’ Meetings

     Pursuant to Brazilian Corporate Law, the shareholders present at a general shareholders’ meeting, which may be a general annual or extraordinary meeting, convened and held in accordance with the Brazilian Corporate Law and our bylaws, are empowered to decide all matters relating to our corporate purpose and to pass any resolutions they deem necessary for our protection and well-being.

     In order to participate in a shareholders’ meeting, a shareholder must be a record owner of the share on the day the meeting is held, and may be represented by a proxy.

     Shareholders’ meetings are called, convened and presided over by the Chairman or Vice-Chairman of our Board of Directors. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado do Rio de Janeiro, the official government publication of the State of Rio de Janeiro, and in a newspaper of general circulation in the city in which our principal place of business is located, currently the Jornal do Comércio, at least 15 days prior to the scheduled meeting date and no fewer than three times. In addition, because our common shares trade on the São Paulo Stock Exchange, we are required to publish the same notice in a newspaper with national circulation, currently the Gazeta Mercantil. Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

     In order for a shareholders’ meeting to be held, shareholders representing a quorum of at least one-fourth of the voting capital must be present. A shareholder may be represented at a shareholders’ meeting by means of a proxy, appointed not more than one year before the meeting, who must be a either a shareholder, a company officer or a lawyer. For public companies, such as we are, the proxy may also be a financial institution. If no quorum is present, notice must be given in the manner described above, no fewer than eight days prior to the scheduled meeting date. On second notice, the meeting may be convened without a specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, described below. A holder of shares with no voting rights may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

     Except as otherwise provided by law, resolutions passed at a shareholders’ meeting require a simple majority vote, abstentions not considered. Pursuant to Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the following actions: (1) a change a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creation of any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares (in this case, a majority of issued and outstanding shares of the affected class is required); (2) the reduction of mandatory dividend; (3) a change in corporate purpose; (2) our merger into or consolidation with another company or our spin-off; (4) our dissolution or liquidation; (5) cancellation of any liquidation procedure; (6) creation of founders’ shares; and (7) participation in a centralized group of companies as defined under the Brazilian Corporate Law.

     Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to: (1) amend our bylaws; (2) elect or dismiss members of the Board of Directors (and members of the Fiscal Council) at any time; (3) receive and approve the annual management accounts, including the allocation of net profits and the distributable amounts for payment of the mandatory dividends and allocation to the various reserve accounts; (4) authorize the issuance of debentures in general; (5) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (6) accept or reject the valuation of assets contributed by a shareholder in consideration the subscription of shares in our capital stock; (7) authorize the issuance of founders’ shares; (8) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (9) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code), among others.

Redemption Rights

     Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one half of the issued and outstanding voting shares to: (1) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the bylaws); (2) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (3) reduce the mandatory distribution of dividends; (4) change our corporate purpose; (5) merge us with another company or consolidate us; (6) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company ("incorporação"); (7) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (8) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (9) conduct a spin- off that results in (A) a change of corporate purpose, (B) a reduction of the mandatory dividend or (C) any participation in a group of companies as defined under the Brazilian Corporate Law; or (10) in the event that the entity resulting from (A) a merger or consolidation, (B) an incorporação as described above or (C) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to our bylaws, the reimbursement value of the common shares must equal the market value, determined by a valuation report in accordance with Brazilian Corporate Law, of our capital stock divided by the total number of shares issued by us, excluding treasury shares.

Preemptive Rights

     Except as provided for in Brazilian Corporate Law (such as, mergers and public offerings), our bylaws allow each of our shareholders has a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their shareholdings, only to the extent necessary to prevent dilution of their interest in us.

Form and Transfer

     As our common shares are in registered form, the transfer of shares is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the company’s records by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by that shareholders’ local agent.

     The São Paulo Stock Exchange operates a central clearing system. A holder of our common shares may choose, at its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the São Paulo Stock Exchange (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the São Paulo Stock Exchange). The fact that those common shares are held in the custody of the São Paulo Stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders is maintained by the São Paulo Stock Exchange and will be treated in the same way as registered shareholders.

Limitations on Ownership and Voting Rights by non-Brazilians Shareholders

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations. See "Item 10D. Exchange Controls".

Share Ownership Disclosure

     There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of the acquisition of (1) 5% of the voting stock of a listed company, (2) additional acquisitions by a controlling stockholder and (3) shares by members of the Board of Executive Officers, members of the Fiscal Council (if any) and certain relatives of those persons.

Differences Between the Laws of the United States and Brazil

     The Brazilian Corporate Law is, in general nature, similar to corporate laws in the United States, including the possibility of a shareholders’ derivative action (ação de responsabilidade) and the responsibilities of directors (i.e., directors owe duties of care and loyalty). Liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws, may not be enforceable in Brazil, whether in original actions or in actions for enforcement of judgments of U.S. courts.

Significant Differences between our Corporate Governance Practice and NYSE Corporate Governance Standards

     On November 3, 2004, the NYSE established new corporate governance rules for listed companies. Under the new rules, as a NYSE- listed foreign private issuer, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on the São Paulo Stock Exchange, we are required to comply with the corporate governance standards set forth in Corporate Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law, and the rules of CVM. The following is a summary of those differences.

Independent Directors

     Under NYSE standards, a listed U.S. company must have a majority of independent directors. We are not required to have a majority of independent directors under NYSE standards. Both the Brazilian Corporate Law and CVM have established rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities applicable to our executives and directors. We believe these rules provide adequate assurance that our directors are independent; however, they do not require us to have a majority of independent directors as is required under the NYSE standards. Notwithstanding these differences, we believe that four of our eight directors are independent under the SEC’s audit committee independence provisions, which are the provisions applicable to us under the NYSE list standards.

Executive Sessions

     Pursuant to NYSE listing standards, the non-management directors of a listed U.S. company must meet at regularly scheduled executive sessions without management present. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors are permitted to be directors who do not meet the NYSE’s definition of “non-management” directors. Our non-management directors do not meet at regularly scheduled executive sessions without management.

Nominating and Corporate Governance Committee

     U.S. companies listed on the NYSE are required to have a nominating and corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

We are not required under the Brazilian Corporate Law to have, and currently we do not have, a nominating and a corporate governance committee.

Compensation Committee

     NYSE listing standards require U.S. companies to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We do not have a compensation committee and, in our case, our directors, pursuant to our bylaws, are elected by our shareholders at a general shareholders’ meeting which also sets their global compensation, based on criteria established by our board of directors.

Audit Committee

     Pursuant to NYSE listing standards, a listed company must have an audit committee composed of a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. We believe our audit committee members to be independent. Our Audit Committee was installed in June 2005. See “Item 6C. Board Practices — Fiscal Committee and Audit Committee".

Ethics Committee

     The Ethics Committee is responsible for recommending improvements to our Code of Ethics and our management in order to avoid conflicts of interests between us and our shareholders and managers. It is also responsible for making an evaluation of such non-compliance to the Code of Ethics, as well as to solve any doubts related to it.

Code of Business Conduct and Ethics

     NYSE listing standards require U.S. companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers to the code for directors or executive officers.  We have adopted such a code of ethics for all our employees, including our executive officers and directors. See "Item 16B. Code of Ethics". The SEC requires us to disclose any waivers to this code of conduct that we make for our principal executive officer, our principal financial officer or our principal accounting officer.

Shareholder Approval of Equity Compensation Plans

     According to NYSE listing standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules. We currently do not have such a plan, but pursuant to Brazilian Corporate Law, our Board of Directors could adopt one without previous approval by our shareholders. However, shareholder pre-approval would be required to adopt an equity compensation plan if an increase in our authorized capital would be necessary to implement the plan.

Corporate Governance Guidelines

     Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have the following formal guidelines relating to corporate governance matters, either based on Brazilian law and/or set forth in our Code of Ethics and Institutional Handbook:

  trading policies for securities issued;

  disclosure of material facts;

  disclosure of annual Financial Reports;

  confidential and insider information policies and procedures;

  Sarbanes-Oxley Disclosure Committee’s duties and activities; and

  code of business conduct and ethics.

Certification Requirements

     Pursuant to NYSE listing standards, the Chief Executive Officer of a listed U.S. company must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. However, our Chief Executive Officer is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non- compliance with any provisions of the NYSE corporate governance rules applicable to us.

10C.  Material Contracts

     We have not entered into any material contracts other than contracts in the ordinary course of our business in the last two years.

10D.  Exchange Controls

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution no. 2,689 or its direct foreign investment regulations.

     Resolution No. 2,689 dated March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

  the removal of restrictions on investments by portfolio composition (e.g., equities, fixed income and derivatives); and

  permission for foreign individuals and corporations to invest in the Brazilian Market, in addition to foreign institutional investors.

     The previous investment regulations, the Annex IV Regulations, have ceased to exist. Prior to Resolution No. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the São Paulo Stock Exchange, without obtaining separate Certificates of Registration for each transaction. Pursuant to Resolution No. 2,689, as amended, investors are also generally entitled to favorable tax treatment. See "Item 10E. Taxation—Brazilian Tax Considerations".

     A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR Depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary.  Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR Depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the common shares are held pursuant to Resolution No. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Item 10E. Taxation—Brazilian Tax Considerations".

     A non-Brazilian holder of common shares may experience delays in obtaining a Certificate of Registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. See "Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages."

     For a description of the foreign exchange markets in Brazil, see “Item 3A. Selected Financial Data – Exchange Rates”.

10E.  Taxation

     The following is a summary of certain U.S. federal income and Brazilian tax consequences of the ownership of common shares or ADSs by an investor that holds the common shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of our common shares or ADSs, does not take into account the specific circumstances of any particular investors and does not address certain investors that may be subject to special tax rules (such as tax-exempt entities, certain insurance companies, broker-dealers in securities or currencies, traders in securities that elect to mark to market, real estate investment trusts, regulated investment companies, certain financial institutions, partnerships or other pass-through entities, U.S. expatriates, investors liable for alternative minimum tax, investors that directly, indirectly or constructively own 10% or more of our common shares, investors that hold common shares or ADSs as part of a straddle or a hedging, straddle, constructive sale conversion, or other integrated transaction or investors whose functional currency is not the U.S. dollar).

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

     Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders, as defined below, of common shares or ADSs.

     The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Brazilian taxation other than income taxation, gift and inheritance taxation and capital taxation. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local and the Brazilian and other tax consequences of owning and disposing of common shares and ADSs.

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

Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to article 26 of Law n"10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, article 26, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

     The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non-Brazilian holder is located in a tax haven, i.e. considered to be places which do not impose any income tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment (“tax haven holder”), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

     Gains realized on disposition of common shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-Brazilian holder to a resident or person domiciled in Brazil or not, based on the fact that the common shares could be considered as assets located in Brazil for purposes of Law n"10,833, article 26.

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

U.S. Federal Income Tax Considerations

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of common shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or a trust validly electing under applicable Treasury regulations to be taxed as a U.S. person. A "Non- U.S. Holder" is any beneficial owner of common shares or ADSs that is an individual, corporation, estate or trust who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

     If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares should consult its own tax advisor.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to United States federal income tax.

Taxation of Dividends

     U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including payments considered "interest" in respect of stockholders’ equity under Brazilian law) (before reduction for Brazilian withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. The dividend income will not be eligible for the dividends- received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions, if you are a non- corporate U.S. Holder, dividends paid to you before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the common shares or ADSs for more than 60 days during the 121- day period beginning 60 days before the ex dividend date and meet other holding period requirements. Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.

     Based on existing Internal Revenue Service, or IRS guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult you own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.

     The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in gross income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common shares or ADSs and thereafter as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless and until such calculations are made, you should assume all distributions are made out of earnings and profits and constitute dividend income.

     Dividends received by most U.S. holders will constitute foreign source “passive income” or, in the case of some U.S. holders such as banks, “financial services income” for U.S. foreign tax credit purposes. U.S. holders should note, however, that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian income tax withheld from dividends paid with respect to common shares represented by ADSs could be affected by future action taken by the IRS.

     Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

     Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of common shares or ADSs will not be subject to U.S. federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from common shares or ADSs), in which case the Non- U.S. Holder generally will be subject to tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax". A corporate Non-U.S. Holder may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gains

     U.S. Holders. Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the U.S. Holder’s gain or loss will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

     If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of common shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “Taxation – Brazilian Tax Considerations – Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year.

     Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of common shares or ADSs unless:

  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and  is attributable to a permanent establishment maintained in the United States by that Non-U.S. Holder, if an  applicable income tax treaty so requires as a condition for that Non-U.S. Holder to be subject to U.S.  taxation on a net income basis in respect of gain from the sale or other disposition of the common shares or  ADSs); or

  in the case of a Non-U.S. Holder who is an individual, that Non-U.S. Holder is present in the United States  for 183 or more days in the taxable year of the sale and certain other conditions apply.

     Effectively connected gains realized by a corporate Non- U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax". A corporate Non-U.S. Holder may be subject to a branch profits tax at a reduced rate as may be specified by an applicable income tax treaty.

Passive Foreign investment Companies

     PFIC Rules. We believe that common shares and ADSs should not be treated as stock of a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

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

     The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election (i) to "mark-to-market" with respect to the common shares or ADSs (a "mark-to-market election") or (ii) to have us treated as a "qualified electing fund" (a "QEF election") and we provide certain required information to holders. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s common shares or ADSs are treated as stock of a PFIC. Our ADR Depositary has agreed to distribute the necessary information to registered holders of ADSs.

     A U.S. Holder that makes a mark-to-market election must include for each taxable year in which the U.S. Holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses).  These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

     In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that a non-corporate U.S. Holder receives from us will not constitute qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

     A U.S. Holder who owns common shares or ADSs during any year that we are a PFIC must file IRS Form 8621.

Backup Withholding and Information Reporting

     U.S. Holders. Dividends paid on, and proceeds from the sale, redemption or other taxable disposition of, common shares or ADSs to a U.S. Holder generally will be subject to the information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes and exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

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

10F.  Dividends and Paying Agents

     Not applicable.

10G.  Statement by Experts

     Not applicable.

10H.  Documents on Display

     Any documents that we filed with the SEC, including this annual report and its exhibits, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants, such as CSN, that file electronically with the SEC at <http://www.sec.gov>.

10I.  Subsidiary Information

     Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodity prices will adversely affect the value of financial assets, liabilities, expected future cash flows or earnings. We developed policies aimed at managing the volatility inherent to certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and "over-the-counter" swaps, options and forward contracts.

     In addition to the usual market exposures that arise in our ordinary course of business, we have synthetically invested in equities via derivatives.

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

     Following is a discussion of the primary market risk exposures that we face together with an analysis of the exposure to each one of them.

Interest Rate Risk

     We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, as well as managing the currency and maturity of debt, we manage interest costs through a balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive, but lower risk, fixed-rate debt. We can use swaps, options and other derivatives to achieve the desired ratio between floating-rate debt and fixed-rate debt. The desired ratio varies according to market conditions: if interest rates are relatively low, we will shift towards fixed rate debt.

     We are basically exposed to the following floating interest rates:

(i)   U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments, and to the cost of protecting U.S. dollar liabilities in the short-term,

(ii) TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

(iii) IGP-M (Brazilian inflation index), due to real-denominated debt indexed to this inflation index, and

(iv) CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of December 2006*	Notional	2007	2008	2009	2010	2011	Thereafter

US dollar LIBOR (amortization)	548	322	21	40	18	115	31
Interest (fixed part)		6	5	4	2	2	3

US dollar fixed rate (amortization)	2,857	209	500	100	94	71	1,882
Interest		239	242	191	184	178	1,620

Euro fixed rate (amortization)	4	3	1	0	0	0	0
Interest		0	0	0	0	0	0

Euro floating rate (amortization)	0	0	0	0	0	0	0
interest (fixed part)		0	0	0	0	0	0

Yen fixed rate (amortization)	0	0	0	0	0	0	0
Interest		0	0	0	0	0	0

UMBNDES (amortization)	0	0	0	0	0	0	0
interest (fixed part)		0	0	0	0	0	0

CDI (amortization)	333	0	22	2	1	27	281
interest (fixed part)		0	0	0	0	0	0

IGPM (amortization)	195	26	143	4	4	4	14
interest (fixed part)		19	16	2	1	1	1

TJLP (amortization)	168	35	22	23	23	19	46
interest (fixed part)		5	4	3	2	2	2

BRL fixed rate	0	0	0	0	0	0	0

Exposure as of December 2005 *	Notional	2006	2007	2008	2009	20010	2011	Thereafter

U.S. dollar LIBOR (amortization)	198	19	31	25	41	21	22	39
Interest (fixed part)		6	5	4	4	2	1	3

U.S. dollar fixed rate (amortization)	2,678	38	146	356	96	90	70	1,882
Interest		242	235	226	191	184	178	1,620

Euro fixed rate (amortization)	7	3	3	1	0	0	0	0
Interest		0	0	0	0	0	0	0

Euro floating rate (amortization)	12	12	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0	0	0

Yen fixed rate (amortization)	18	18	0	0	0	0	0	0
Interest		1	0	0	0	0	0	0

UMBNDES (amortization)	0	0	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0	0	0

CDI (amortization)	294	283	5	5	0	1	0	0
Interest (fixed part)		0	0	0	0	0	0	0

IGPM (amortization)	191	20	20	126	4	4	4	13
Interest (fixed part)		19	17	14	2	1	1	1

TJLP (amortization)	135	16	16	17	16	15	14	41
Interest (fixed part)		4	4	3	2	2	1	2
BRL fixed rates)		0	0	0	0	0	0	0

* All figures in U.S. dollars. Because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

     Our cash and cash equivalent instruments were as follows:

	December 2005	December 2006	Exposure

Cash in reais:	142	522	CDI
Cash in U.S. dollars:	1,099	437	U.S. dollar LIBOR

     The table below shows the average interest rate and the average life of our debt.

	December 2005		December 2006
	Average rate %	Average life	Average rate %	Average life

U.S. dollar LIBOR*	3.24	4.33	1.43	2.02
U.S. dollar fixed rate	9.11	11.28 (with perpetual bond)	8.89	9.76 (with perpetual bond)
Euro fixed rate	5.96	1.29	5.57	0.87
Euro floating rate*	0.95	0.51	0,0.88	0.41
Yen fixed rate	6.63	0.75	N/A	N/A
UMBNDES*	2.40	2.60	3.55	2.44
CDI	106.8 of CDI	0.95	103.68 of CDI	4.81
IGPM*	10.21	3.03	9,.98	2.27
TJLP*	3.39	4.57	3.71	3.71

* In these cases, figures shown in the table represents the average spread

     During 2006, we maintained our decision to not hedge our U.S. dollar fixed- rate exposure due to the low level of U.S. interest rates and to the flat shape of the U.S. dollar yield curve. We maintained our policy from the previous year of keeping most of our position in OTC swaps, thus avoiding margin requirements and rollover transaction costs at BM&F, the Brazilian derivatives exchange. As a consequence, the duration of our U.S. dollar fixed-rate derivatives remained practically unchanged at 92 days as of December 31, 2006 and 95 days as of December 31, 2005 (see tables below).

     In addition, we have protected (starting in March 2005) the CDI exposure arising from our cash position using DI futures at the BM&F: the rationale behind it was to lock- in higher fixed rates in our investment, due to our expectations of an easing cycle in local interest rates.

As of December 2006	Notional	Average interest rate	Average maturity
	(in U.S. dollar million)	(U.S. dollar)	(days)

Swaps (U.S. dollar fixed-rate versus CDI and equity swaps)	1,653	4.40%	92
Futures (U.S. dollar-real)*	62	2.1892	22
Futures (DI – works like a fixed floating (CDI) swap)*	1,730 (million reais)	14,18 (fixed rate)	135

* Daily reset

As of December 2005	Notional	Average interest rate	Average maturity
	(in U.S. dollar million)	(U.S. dollar)	(days)

Swaps (U.S. dollar fixed-rate versus CDI and equity swaps)	1,083	4.22%	95
Futures (U.S. dollar-real)*	618	2.2127	31
Options (long 2.80/3.10 USD call spread)	300	2.95% (net premium	365
		paid)
Futures (DI – works like a fixed floating (CDI) swap)*	2,450 (million reais)	17.63% (fixed rate)	365

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

     Our exposure to U.S. dollar is due to the following contract categories:

(i) U.S. dollar-denominated debt;

(ii) offshore cash;

(iii) currency derivatives (in the case of options, we use the delta as a measure of exposure);

(iv) U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

(v) offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 2005	December 2006

U.S. dollar Liabilities	3,381	3,860

fixed rate	2,678	2,857

floating rate	198	536

UMBNDES*	0	0

trade accounts payable	406	467

other**	99	0

U.S. dollar Assets	3,581	3,251

offshore cash and cash equivalents	1,099	985

derivatives (futures contracts)	618	62

derivatives (swaps and NDFs)	1,083	1,653

derivatives (options)	55	0

trade accounts receivables	238	327

offshore investments (net of cash)	243	224

Total U.S. dollar Exposure	200	(609)

________________
*   UMBNDES is an index calculated and published by BNDES (Brazilian development bank), which reflects the movement of a currency basket against the Brazilian real. We consider UMBNDES debt as U.S. dollar indexed exposure because of the correlation between them: 0.995575 in 2003, 0.996330 in 2004 and 0.992096 in 2005.
 **   Other includes (i) debt in foreign currencies that we do not have majority control (such as MRS’) and that comprise our total exposure in foreign currency debt; (ii) a long Euro exposure of 15 million Euros is included - 24 million Euro of trade receivables which is partially offset by 9 million of Euro indexed debt; and (iii) a US$38 million Yen exposure. We are not hedging our Yen and Euro exposures against the U.S. dollar but, due to some correlation between those currencies against the Brazilian real, we covers the U.S. dollar component of such exposures.

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

Equity Risk

     In order to enhance the return of our offshore cash position, which is invested basically in short-term money market instruments, we entered into a few equity swap agreements. The rationale for these transactions is that equities historically yield higher long-term returns than fixed-income securities.

     We entered into these transactions in 2003 and rolled the original swaps over on an annual basis since then. The swap agreements currently in force mature in July 2007. The purpose is not to trade equities but to increase long-term returns on our cash, without compromising liquidity.

Issued	Maturity	Notional					Market
date	date	amount	Receivable		Payable		value

			2005	2006	2005	2006	2005	2006

04/07/2003	07/27/2007	35.8	154.0	215.9	(45.9)	(49.1)	108.5	166.1
04/09/2003	07/27/2007	5.6	24.0	33.6	(7.2)	(7.7)	16.8	25.8
04/10/2003	07/27/2007	2.0	8.6	12.1	(2.5)	(2.7)	6.1	9.3
04/11/2003	07/27/2007	1.0	4.5	6.2	(1.3)	(1.4)	3.1	4.8
04/28/2003	07/27/2007	1.1	4.3	6.0	(1.4)	(1.5)	2.9	4.5
04/30/2003	07/27/2007	0.1	0.3	0.4	(0.1)	(0.1)	0.2	0.3
05/14/2003	07/27/2007	0.2	0.8	1.1	(0.2)	(0.3)	0.5	0.8
05/15/2003	07/27/2007	0.4	1.8	2.5	(0.5)	(0.6)	1.2	1.9
05/19/2003	07/27/2007	1.0	4.5	6.4	(1.3)	(1.4)	3.2	4.9
05/20/2003	07/27/2007	0.3	1.2	1.7	(0.3)	(0.4)	0.8	1.3
05/21/2003	07/27/2007	0.4	1.9	2.7	(0.5)	(0.6)	1.4	2.1
05/22/2003	07/27/2007	0.3	1.5	2.1	(0.4)	(0.4)	1.1	1.7
05/28/2003	07/27/2007	0.4	2.0	2.8	(0.6)	(0.6)	1.4	2.2
05/29/2003	07/27/2007	0.4	1.9	2.6	(0.5)	(0.6)	1.4	2.1
06/05/2003	07/27/2007	0.1	0.4	0.6	(0.1)	(0.1)	0.3	0.5

Total		49.1	211.7	296.7	(62.8)	(67.5)	148.9	228.3

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Dividends, Dividend Arrearages and Delinquencies

     At our Annual Shareholders’ Meeting of April 30, 2007, our shareholders approved the payment of dividends and interest on shareholders’ equity referred to 2006, in the total amount of US$682.1 million, out of which US$191.7 million and US$153.5 million were already paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the relevant resolutions of our Board of Directors. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment. The outstanding balance of US$336.9 million (this amount was translated into U.S. dollars based on the exchange rate in effect on the date of declaration), was supposed to be paid on May 9, 2007, but payment has been temporarily suspended as a result of a federal judicial decision related to a tax contingency. For further information, see “Item 5A. Operating Results—Results of Operations—2006 Compared to 2005—Disputed Taxes Payable—IPI premium credit over exports.”

     Management strongly believes that this suspension will be lifted in the near future.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

     None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our chief executive officer and our chief financial officer, after evaluating together with management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a- 15(e)) have concluded that our disclosure controls and procedures were adequate and effective to ensure that material information relating to us was made known to them by others within our company, as of December 31, 2006, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

Management’s annual report on internal control over financial reporting

     Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15 (f) under the U.S. Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and for presentation of published financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     We excluded from our assessment the internal control over financial reporting of Lusosider Projectos Siderúrgicos S.A. (a consolidated subsidiary), which was acquired on August 31, 2006, and whose financial statements reflect 6.21% and 3.12% of net and total assets, respectively, 7.51% of net revenues and 0.13% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

     Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment, management has concluded that as of December 31, 2006 our internal control over financial reporting is effective. For a copy of our management’s report , dated June 29, 2007, on the effectiveness of our internal control over financial reporting as of December 31, 2006, see Exhibit 15.1 to this annual report.

     Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, which opinion is stated in their report, dated June 29, 2007, included in “Item 18. Financial Statements.”

Attestation Report of the Independent Registered Public Accounting Firm

     For the report of Deloitte Touche Thomatsu Auditores Independentes, our independent registered public accounting firm, dated June 29, 2007, on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, see “Item 18. Financial Statements.”

Changes in internal control over financial reporting

     There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

     Although our Board of Directors has determined the members of our Audit Committee, none of them meet the requirements of an “audit committee financial expert”, as defined by the SEC and, therefore, as permitted by SEC regulations, we will not have an audit committee financial expert. While the members of our Audit Committee have financial skills and experience, they primarily have experience with Brazilian GAAP and, thus, would not qualify as “audit committee financial experts” under the SEC’s definition.

Item 16B.  Code of Ethics

     We have adopted a Code of Ethics, since 1998, reinforcing our ethical standards and values that apply to all of our employees, including executive officers and directors.

     Given its importance, copies of the Code of Ethics were distributed to each employee of the organization, to the Board of Directors and the Audit Committee members, who have signed a Commitment Letter, which reinforces the compromise with the established values.

     Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is also available on our website (www.csn.com.br). Information found at this website is not incorporated by reference into this document.

Item 16C.  Principal Accountant Fees and Services

     Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2005 and 2006, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditors. The following table describes the services rendered and the fees built.

	Year ending December 31,

	2005	2006

	(In thousands of US$)
Audit fees	797	1,325
Audit – related fees	322	2,228
Tax fees	186	279
Other	57	47

Total	1,362	3,879

Audit fees

     Audit fees in 2005 and 2006 consisted of the aggregate fees billed by Deloitte for the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. In 2006 refers to the integrated audit process as well.

Audit-related fees

     Audit-related fees in 2005 and 2006 are fees charged by Deloitte for services that are reasonably related to the performance of the audit or review of our financial statements. In 2006 refers mainly to due diligence processes.

Tax Fees

     Are fees for professional services rendered by Deloitte for tax compliance services.

Other Fees

     Fees disclosed under the category "Other" refer mainly to out of pocket expenses. The services to be provided by the external auditors not directly related to the auditing of our financial statements are previously submitted to the audit committee in order to ensure that does not infringe the auditor’s independence.

Pre-approval Policies and Procedures

     Board approval is required before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by Deloitte.

Item 16D.  Exemption from the Listing Standards for Audit Committees

     We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A- 3. For a further discussion of our fiscal and audit committee exemption, see “Item 6C. —Board Practices—Fiscal Committee and Audit Committee.”

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Since the beginning of 2004, in accordance with the limits and provisions of CVM’s Instruction No. 10/80, our Board of Directors approved a number of share buyback programs. The following table sets forth our purchases of our equity securities during each month since 2005.

Period	Total Number of SharesPurchased(1)	Average Price Paid per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that MayYet Be Purchased Under the Plansor Programs

March 05 (from March 24 until March 27)	950,000	23.499	950,000	4,050,000
May 05 (from May 5 until May 27)	4,202,500	17.458	4,202,500	14,843,000
June 05 (from June 1 until June 30)	1,882,600	16.753	1,882,600	12,960,400
July 05 (from July 7 until July 29)	327,300	16.865	327,300	12,633,100
August 05 (from August 10 until August 31)	2,823,300	19.751	2,823,300	9,809,800
September 05( from September 1 until September 14)	2,276,700	20.947	2,276,700	7,533,100
October 05 (from October 20 until October 24)	893,000	17.803	893,000	6,640,100
November 05 (from November 11 until November 29)	834,000	20.613	834,000	5,806,100
December 05 (from December 1 until December 29)	4,897,600	21.337	4,897,600	908,500
January 06 (from January 2 until January 24)	393,000	22.753	393,000	515,500
February 07 (from January 31 until February 8)	923,628	33.934	923,628	-

_____________________
(1)   These number of shares purchased may differ from the quantities disclosed in our consolidated financial statements since the table  above considers the dates when the purchases occurred whereas in our consolidated statements the shares buyback are recorded at the  liquidation dates.
(2)   Translated from reais into U.S. dollars based on the average exchange rate during the applicable month.

Item 17. Financial Statements

     We have responded to Item 18 in lieu of responding to this item.

PART III

Item 18. Financial Statements

     The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu thereon, are filed as part of this annual report.

Item 19.  Exhibits

Exhibit
Number	Description

1.1	Bylaws of CSN, as amended to date.

2.1
Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended on November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs (File n° 333-115078) filed with the SEC on April 30, 2004).

12.1	Section 302 Certification of Chief Executive Officer.

12.2	Section 302 Certification of Chief Financial Officer.

13.1	Section 906 Certification of Chief Executive Officer.

13.2	Section 906 Certification of Chief Financial Officer.

15.1	Management’s report dated June 29, 2007, on the effectiveness of our internal control over financial reporting as of December 31, 2006.

15.2	Consent of Golder Associates S.A.

SIGNATURE

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 2, 2007		COMPANHIA SIDERÚRGICA NACIONAL

	By:	/s/ Benjamin Steinbruch

Name: Benjamin Steinbruch
Title: Chief Executive Officer

	By:	/s/ Otávio de Garcia Lazcano

Name: Otávio de Garcia Lazcano
Title: Chief Financial Officer

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Financial Statements
For the Years Ended December 31,
2004, 2005 and 2006
And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that COMPANHIA SIDERÚRGICA NACIONAL and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Lusosider Projectos Siderurgicos, which was acquired on August 31, 2006 and whose financial statements reflect 6.21% and 3.12% of net and total assets, 7.51% of net revenues and 0.13% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Lusosider Projectos Siderurgicos. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated June 29, 2007 expressed an unqualified opinion on those consolidated financial statements.

By: /s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 29, 2007

FS - R1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheets of COMPANHIA SIDERÚRGICA NACIONAL and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

By: /s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 29, 2007

FS - R2

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2005	2006

Current assets
Cash and cash equivalents	1,241	959
Short-term investments	187	353
Derivative assets	154	228
Trade accounts receivable, net	551	549
Inventories	687	1,031
Recoverable taxes	112	142
Deferred income taxes	226	193
Insurance claim	-	209
Other accounts receivables	95	87
Other	77	211

	3,330	3,962

Property, plant and equipment, net	2,547	3,211

Investments in affiliated companies	230	275

Goodwill	82	100

Other assets
Restricted deposits for legal proceedings	283	301
Related parties	131	131
Deferred income taxes	328	292
Prepaid pension cost	-	33
Recoverable taxes	13	48
Other accounts receivables	62	61
Other	151	134

	968	1,000

	7,157	8,548

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Liabilities and stockholders’ equity	As of December 31,

	2005	2006

Current liabilities
Trade accounts payable	430	717
Payroll and related charges	31	59
Taxes payable	144	242
Interest on stockholders’ equity	111	81
Current portion of long-term debt	354	270
Accrued finance charges	69	86
Derivative liabilities	152	101
Other accounts payable	19	44
Other	88	78

	1,398	1,678

Long-term liabilities
Accrued pension cost	234	213
Long-term debt and debentures	2,942	3,703
Accrual for contingencies and disputed taxes payable	1,538	1,820
Other	36	87

	4,750	5,823

Stockholders’ equity
Common stock – 400,000,000 shares (no par value)
authorized – 272,067,946 shares issued at December 31,
2005 and 2006 – outstanding shares: 258,182,046 at
December 31, 2005 and 257,413,446 at December 31, 2006
	2,447	2,447
Capital surplus	53	53
Treasury stock – 13,885,900 shares at December 31, 2005 and
14,654,500 shares at December 31, 2006	(239)	(256)

Retained earnings
Appropriated	416	474
Unappropriated	77	(146)
Accumulated other comprehensive loss	(1,745)	(1,525)

	1,009	1,047

	7,157	8,548

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Expressed in millions of United States dollars, except share data

	Years ended December 31,

	2004	2005	2006

Operating revenues
Domestic sales	2,895	3,449	3,550
Export sales	1,008	1,224	1,263

	3,903	4,673	4,813
Sales taxes	(735)	(829)	(899)
Discounts, returns and allowances	(84)	(39)	(68)

Net operating revenues	3,084	3,805	3,846
Cost of products sold	(1,407)	(1,837)	(2,102)

Gross profit	1,677	1,968	1,744

Operating expenses
Selling	(156)	(186)	(167)
General and administrative	(109)	(108)	(148)
Other	(50)	(28)	(149)

	(315)	(322)	(464)
Operating income	1,362	1,646	1,280

Non-operating income (expenses), net
Financial income (expenses), net	(510)	(550)	(533)
Foreign exchange and monetary gain, net	153	183	218
Other	(6)	3	22

	(363)	(364)	(293)
Income before income taxes and equity in results of affiliated
companies	999	1,282	987

Income taxes
Current	(289)	(458)	(198)
Deferred	(2)	31	(98)

	(291)	(427)	(296)

Equity in results of affiliated companies	51	47	58

Net income	759	902	749

Basic and diluted earnings per common share	2.68	3.34	2.91

Weighted average number of common shares
outstanding (in thousands)	283,476	270,275	257,434

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2004	2005	2006

Cash flows from operating activities
Net income	759	902	749
Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization	139	166	205
Foreign exchange and monetary (gain), net	(153)	(183)	(218)
Interest accrued	286	231	302
Accrual for contingencies and disputed taxes payable	433	424	282
Accrual for derivatives	(223)	272	218
Deferred income taxes	2	(31)	98
Equity in results of affiliated companies	(51)	(47)	(58)
Other	97	(12)	(9)

Decrease (increase) in operating assets
Trade accounts receivable	30	(95)	(209)
Short-term investments	(143)	134	-
Inventories	(493)	177	(326)
Recoverable taxes	(129)	202	(31)
Insurance claim	-	-	(208)
Other	34	17	(126)

Increase (decrease) in operating liabilities
Trade accounts payable	65	149	187
Payroll and related charges	(11)	(16)	28
Taxes payable	45	(146)	135
Accrued pension cost	(33)	(22)	(35)
Other	(300)	(365)	(65)

Net cash provided by operating activities	354	1,757	919

Companhia Siderúrgica Nacional
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2004	2005	2006

Cash flows from investing activities
Additions to property, plant and equipment	(178)	(290)	(706)
Proceeds from sale of short term investments	-	-	187
Short-term investments and debt securities	-	(231)	(353)
Restricted deposits for legal proceedings	(30)	(34)	(19)
Acquisition of investments	(137)	-	-
Business acquisitions, net of cash acquired	(19)	(38)	(28)
Proceeds received from insurance related to property damages	-	-	90
Loans to related parties	(1)	-	(10)

Net cash used in investing activities	(365)	(593)	(839)

Cash flows from financing activities
Short-term debt, net	(722)	(529)	(762)
Long-term debt
Proceeds	745	1,200	2,082
Repayments	(8)	(341)	(733)
Treasury stock	(153)	(365)	(17)
Dividends and interest on stockholders’ equity paid	(242)	(961)	(833)

Net cash provided by (used in) financing activities	(380)	(996)	(263)

Effects of changes in exchange rates on cash and cash equivalents	110	103	(99)

Increase (decrease) in cash and cash equivalents	(281)	271	(282)

Cash and cash equivalents, beginning of year	1,251	970	1,241

Cash and cash equivalents, end of year	970	1,241	959

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest	305	347	363
Income tax and social contribution, including withholding income taxes	112	147	79

Business acquisitions:
Fair value of assets acquired, including goodwill	109	39	215
Fair value of liabilities assumed	(80)	(1)	(183)
Purchase price	29	38	32
Cash acquired	(10)	-	(6)
Purchase price, net of cash acquired	19	38	28

Supplemental noncash financing and investment activities
Interest on shareholders' equity unpaid in the year	90	111	81
Adoption of FASB Statement No. 158, net of tax effect accounted
under accumulated other comprehensive income	-	-	38
Changes in fair value of available-for-sale securities accounted
under other comprehensive income (net of tax effect)	-	-	24

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

Movement of Common Shares (quantities):
	Years ended December 31,

	2004	2005	2006

Balance, beginning of year	286,917,045	276,893,446	258,182,046

Treasury stock acquisition	(10,023,599)	(18,711,400)	(768,600)

Balance, end of year	276,893,446	258,182,046	257,413,446

Common stock
Balance, beginning and end of year	2,447	2,447	2,447

Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	-	(153)	(239)
Stock acquisition	(153)	(365)	(17)
Stock cancellation	-	279	-

Balance, end of year	(153)	(239)	(256)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2004	2005	2006

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	169	184	272
Transfer from unappropriated retained earnings	15	88	45

Balance, end of year	184	272	317

Legal reserve
Balance, beginning of year	86	126	144
Transfer from unappropriated retained earnings	40	18	13

Balance, end of year	126	144	157

Total balance, end of year	310	416	474

Unappropriated retained earnings
Balance, beginning of year	78	529	77
Net income	759	902	749
Dividends and interest on stockholders’ equity	(253)	(969)	(914)
Stock cancellation	-	(279)	-
Appropriation to reserves	(55)	(106)	(58)

Balance, end of year	529	77	(146)

Total retained earnings	839	493	328

Accumulated other comprehensive loss
Adoption of FASB Statement No . 158, net of tax effect	-	-	38
Balance, beginning of year	(2,026)	(1,860)	(1,745)
Change in the year	166	115	182

Balance, end of year	(1,860)	(1,745)	(1,525)

Total stockholders’ equity	1,326	1,009	1,047

Comprehensive income
Net income	759	902	749
Changes in fair value of available-for-sale securities, net of tax effect	-	-	24
Translation adjustments for the year	166	115	158

Total comprehensive income	925	1,017	931

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1 Description of business

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941 under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional and its subsidiaries are collectively referred to herein as “CSN” or “the Company”).

a) Consolidation process

CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and is Brazil’s sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines in the State of Minas Gerais, which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in railroads and power supply companies, among others. Abroad, the Company has rolling mills in Portugal and in the United States of America. The Company’s consolidated subsidiaries are:

	Direct and Indirect
	Ownership interest (%)		Main activities

Companies	2005	2006

Full consolidation
CSN Energy	100.00	100.00	Holding Company
CSN Export	100.00	100.00	Financial operations and trading
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Overseas	100.00	100.00	Financial operations and holding company
CSN Panama	100.00	100.00	Financial operations and holding company
CSN Steel	100.00	100.00	Financial operations and holding company
CSN I	100.00	100.00	Equity interest
Sepetiba Tecon	100.00	100.00	Maritime port services
Estanho de Rondônia - ERSA (1)	99.99	99.99	Mining
Cia. Metalic Nordeste	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	99.99	99.99	Steel products service center
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Energia	99.90	99.90	Trading of electricity
Nacional Minérios (3)		99.99	Mining and holding company
CSN Aceros	100.00	100.00	Holding company
CSN Cayman	100.00	100.00	Financial operations and trading
CSN Iron	100.00	100.00	Financial operations
CSN LLC	100.00	100.00	Steel industry
CSN LLC Holding Corp (2)	100.00	100.00	Holding company
CSN Partner LLC	100.00	100.00	Holding company
Energy I	100.00	100.00	Holding company
Tangua	100.00	100.00	Holding company
Jaycee	100.00	100.00	Financial operations and holding company
Cinnabar	100.00	100.00	Financial operations and holding company
Hickory (3)		100.00	Financial operations and trading
Lusosider Projectos Siderúrgicos (4)	50.00	100.00	Equity Interest
Lusosider Aços Planos	49.97	99.93	Steel industry
CSN Finance (3)		100.00	Financial operations and holding company
CSN Holdings (3)		100.00	Financial operations and holding company
Cia Metalúrgica Prada (3)		100.00	Package production
GalvaSud	100.00	100.00	Steel industry

Not consolidated
Itá Energética	48.75	48.75	Electricity Generation
Companhia Ferroviária do Nordeste (CFN) (5)	49.99	45.78	Railroad transportation
MRS Logística	32.22	32.93	Railroad transportation

Companhia Siderúrgica Nacional and Subsidiaries

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

Exclusive investment funds consolidated
Mugen – Fundo de Investimento Multimercado	100.00	100.00	Investment funds
Diplic – Fundo de Investimento Multimercado	100.00	100.00	Investment funds

1)	ERSA: In April 2005, the Company acquired 99.99% of ERSA’s capital, which has been consolidated since that date.
2)	During 2005 the investments in Tangua and CSN Holding LLC were transferred to CSN Steel and CSN Panama, respectively.
3)	Companies incorporated during 2006.
4)	See note 5 for additional information. Not consolidated in 2005 as the Company held only 50.00%.
5)
During 2006, BNDES - Banco Nacional de Desenvolvimento Econômico e Social has increased the capital of CFN. As the Company has not contributed its participation has been diluted in 4.21%. Such transaction has not generated a material impact in the financials statements.

2 Summary of significant accounting policies and practicies

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company’s consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment of goodwill and of long-lived assets, allowance for doubtful accounts receivable, computation of fair value of assets and liabilities of Companies acquired and of derivative instruments, contingencies and environmental liabilities, actuarial assumptions utilized in the calculation of employee post-retirement benefit obligation and other similar evaluations. Although these estimates are based on the Company’s knowledge of current events and actions that the Company may undertake in the future, actual results may vary from these estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with the accounting practices derived from the Brazilian Corporation Law, rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.3407 and R$2.1380 to US$1.00 at December 31, 2005 and December 31, 2006, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable periods. Treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

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

(b) Basis of consolidation

The consolidated financial statements include the financial statements of CSN and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements of all subsidiaries have been prepared in accordance with US GAAP.

(c) Cash and cash equivalents

Cash equivalents are considered to be all highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less.

(d) Short-term investments

Securities for which the Company has positive intent and ability to hold to maturity are classified as held-to-maturity and measured at amortized cost. Securities that are not classified as held-to-maturity or as Trading securities are classified as available-for-sale, which are recorded at fair value with changes in fair value recognized directly in Shareholders’ equity.

(e) Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Alowance are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(f) Inventories

Inventories are stated at the lower of average cost or replacement or realizable value. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.

(g) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Joint ventures in which the Company has a majority interest, but, through stockholders’ agreements, does not have effective management control are also accounted for under the equity method. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from stockholders’ equity. Provisions are recorded as liability on equity investments with negative stockholders’ equity when applicable. The stockholders’ equity of the affiliated companies are adjusted to comply with US GAAP for equity method purposes.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction period of major new facilities. Interest capitalized in foreign currency borrowings excludes the effect of foreign exchange gain and losses. Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets, as follows (average): buildings - 25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years. Assets under construction are not depreciated until placed into service.

Costs of developing iron ore and other mines or expanding the capacity of operating mines are capitalized and charged to operations on the units-of-production method based on the total quantity to be recovered. These costs have not been material for the years presented.

Maintenance and repair expenses, including those related to programmed maintenance of the Company’s blast furnaces, are charged to the cost of production as incurred. Any gain or loss on the disposal of property plant and equipment are recognized on disposal.

(i) Recoverability of long lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards N° 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. No impairment losses have been recorded for any of the periods presented.

(j) Goodwill

Goodwill represents the cost of investments in excess of the fair value of the net identifiable assets acquired and liabilities assumed. The Company adopts SFAS No. 142 (“SFAS 142”), Goodwill and Other Inatngible Assets. Under this standard, Goodwill is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves identification of “Reporting units” and estimation of fair values. No impairment losses have been recorded for any of the periods presented.

(k) Revenues and expenses

Revenues and expenses are recognized on the accrual basis. Revenues from the sale of goods are recognized upon delivery to customers, when title is transferred and the client has assumed the significant risks and rewards of ownership in accordance with the contractual terms. Revenue is not recognized if there are significant uncertainties as to its realization. The Company reflects value-added taxes as a reduction of gross operating revenues.

Handling and shipping expenses are classified in the income statement as selling expenses. For the years ended December 31, 2004, 2005 and 2006 those expenses amounted to US$106, US$170 and US$142, respectively.

(l) Environmental and remediation costs

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

(m) Research and development costs

Expenditures for research and development of new products for the years ended December 31, 2006 were US$20.9 (US$10 in 2005 and US$8 in 2004). All such costs are expensed as incurred.

(n) Accrued pension cost

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Accrued pension costs are determined in accordance with SFAS No. 87 “Employers Accounting for Pensions” (“SFAS 87”). Amortization of the net transition obligation existing at January 1, 1995, when the Company first adopted SFAS 87, has been computed retroactively as if it were established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds. The Company provides disclosures related to its employee pension and post-retirement benefits in accordance with SFAS No. 132 “Employers’ Disclosure About Pensions and Other Post-retirement Benefits” and SFAS No. 132 (revised 2003) “Employers’ Disclosure About Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”).

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit employee pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit employee pension or postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The Company adopted the aforementioned provisions of SFAS 158 on December 31, 2006. The impact of adopting SFAS 158 on the Company's consolidated financial position is discussed further in Note 16. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations at their year-end balance sheet date. This requirement, which is effective for fiscal years ending after December 15, 2008, will have no effect on the Company since its employee pension or postretirement medical plan assets and liabilities are measured as of December 31.

(o) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”. The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. The Company maintains full provisions for such tax liabilities in accordance with SFAS CON 6 because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, unappealable judgment is issued in the Company's favor. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

(p) Employee profit participation plan

The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40%, limited to one month’s salary per employee plus a specified amount of R$2,120.02 (US$991.59) as of December 31, 2006 and R$1,901.84 (US$812.51) as of December 31, 2005. Expenses related to the employee profit participation plan in cost of sales, general and administrative expenses and selling expenses amounted to US$22, US$ 21 and US$16 in 2006, 2005 and 2004, respectively.

(q) Compensated absences

Compensated absences are accrued over the vesting period.

(r) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, which requires the application of the liability method of accounting for income taxes. The effects of US GAAP adjustments, as well as differences between the tax basis of assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Deferred taxes assets and liabilities are measured using enacted taxes rates in effect for the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes enactment date. Net operating loss carryforwards are recognized as deferred tax assets, and a valuation allowance is recorded when management believes it to be more likely than not that deferred tax assets will not be fully recovered in the future.

(s) Statements of cash flows

Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(t) Earnings per share

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

(u) Concentration of credit risk

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

(v) Comprehensive income

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

(w) Interest attributed to stockholders

As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 9.75% and 6.85% for the years 2004, 2005 and 2006 respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2006 and 2005 with a direct charge to stockholders’ equity.

(x) Treasury stock

Treasury stock consists of the Company’s own stock which has been issued and subsequently reacquired by the Company and has not been reissued or cancelled. Such treasury stock is carried at cost of acquisition.

(y) Segment information

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

(z) Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations. See Note 22 for additional information.

3 Recently issued accounting pronouncements

The following new accounting standards have been issued and were adopted by the Company as of December 31, 2006:

FSP No. FAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (FSP No. FAS 115-1 and 124-1). The FASB issued FSP No. FAS 115-1 and 124-1 in November 2005, which was effective for the Company beginning January 1, 2006. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18. The adoption of FSP No. FAS 115-1 and 124-1 did not have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). In September 2006, the FASB issued SFAS No. 158, which changes the recognition and disclosure provisions and measurement date requirements for an employer's accounting for defined benefit pension and other postretirement plans. The recognition and disclosure provisions require an employer to (1) recognize the funded status of a benefit plan--measured as the difference between plan assets at fair value and the benefit obligation--in its statement of financial position, (2) recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (3) disclose in the notes to financial statements certain additional information. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. The Company is required to initially recognize the funded status of its defined benefit pension and other postretirement plans and to provide the required additional disclosures as of December 31, 2006. Retrospective application is not permitted. The adoption of SFAS No. 158 recognition and disclosure provisions are discussed in Note 16 to these consolidated financial statements.

SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). In September 2006 the SEC issued SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Traditionally, there have been two widely-recognized approaches for quantifying the effects of financial statement misstatements. The income statement approach focuses primarily on the impact of a misstatement on the income statement--including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The balance sheet approach, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a "dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.

SAB No. 108 was effective for the Company’s year ended December 31, 2006. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii), under certain circumstances, recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any material impact on the Company’s consolidated results of operations, cash flows or financial position.

The following new accounting standards have been issued, but have not yet been adopted by the Company as of December 31, 2006.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" (SFAS No. 155). In February 2006, the FASB issued SFAS No. 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for at fair value at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS No. 155 is effective for the Company for all financial instruments acquired, issued, or subject to remeasurement after January 1, 2007, and for certain hybrid financial instruments that have been bifurcated prior to the effective date, for which the effect is to be reported as a cumulative-effect adjustment to beginning retained earnings. The Company does not anticipate the adoption of SFAS No. 155 will have any material impact on its consolidated results of operations, cash flows or financial position.

SFAS No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140" (SFAS No. 156). In March 2006, the FASB issued SFAS No. 156, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method. SFAS No. 156 is effective for the Company as of January 1, 2007, and must be applied prospectively, except that where an entity elects to remeasure separately recognized existing arrangements and reclassify certain available-for-sale securities to trading securities, any effects must be reported as a cumulative-effect adjustment to retained earnings. The Company does not anticipate the adoption of SFAS No. 156 will have any material impact on its consolidated results of operations, cash flows or financial position.

SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. For the Company, SFAS No. 157 is effective as of January 1, 2008 and must be applied prospectively except in certain cases. The Company is currently evaluating the impact of adopting SFAS No. 157, and believes that such standard will not generate a material impact on its consolidated results of operations, cash flows or financial position.

In June 2006, the FASB issued FIN 48 - "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 - "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company has not finished its work  on evaluating the impacts of the adoption of such pronouncement.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For the Company, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. The Company cannot currently estimate the impact of SFAS No. 159 on its consolidated results of operations, cash flows or financial position and has not yet determined whether or not it will choose to measure items subject to SFAS No. 159 at fair value.

FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," (FSP No. AUG AIR-1). In September 2006, the FASB Staff issued FSP No. AUG AIR-1. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. The FSP also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in this FSP is effective for the Company as of January 1, 2007 and will be applied retrospectively for all financial statements presented. The Company does not anticipate the adoption of FSP No. AUG AIR-1 will have any material impact on its consolidated results of operations, cash flows or financial position, as the Company already applies the direct expensing method of accounting.

EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF No. 06-3). In June 2006, the EITF reached a consensus on EITF No. 06-3 to address any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue's scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for the Company beginning January 1, 2007. The Company does not anticipate the adoption of EITF No. 06-3 will have any material impact on its consolidated results of operations, cash flows or financial position, as the Company already classifies such taxes as a deduction from operating revenues.

EITF Issue No. 06-6, "Debtor's Accounting for a Modification (or exchange) of Convertible Debt Instruments" (EITF No. 06-6). In November 2006, the EITF reached a consensus on EITF No. 06-6. EITF No. 06-6 addresses how a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option should be considered in the issuer's analysis of whether debt extinguishment accounting should be applied, and further addresses the accounting for a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option when extinguishment accounting is not applied. EITF No. 06-6 applies to modifications (or exchanges) occurring in interim or annual reporting periods beginning after November 29, 2006, regardless of when the instrument was originally issued. Early application is permitted for modifications (or exchanges) occurring in periods for which financial statements have not been issued. There were no modifications to, or exchanges of, any of the Company’s debt instruments within the scope of EITF No. 06-6 in 2006. The impact to the Company of applying EITF No. 06-6 in subsequent periods will be dependent upon the nature of any modifications to, or exchanges of, any debt instruments within the scope of EITF No. 06-6.

4 Insurance claim

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the production process until the end of the first semester of 2006. The Company has an insurance policy for loss of profits and equipment damages in the maximum amount of US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is under the final phase.

The amount of losses subject to indemnification reviewed by regulating bodies (IRB–Instituto de Resseguros do Brasil) was determined to be US$445 million as of December 31, 2006. Based on the coverage provided by insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted an advance of US$237 million that will be deducted from losses subject to indemnification, verified during the normal course of regulation the process.

Based on reports issued by independent consultants and in the confirmation of insurance coverage by the insurance company, the Company recognized income of US$342 in result of operations for 2006 related to the amounts paid for the costs incurred, primarily related to the purchase of slabs from third-parties used in the production process and fixed expenses incurred during the period of the accident as an offset to cost of sales, and US$9 corresponding to the gain resulting from the write-off of damaged assets (net book value of approximately US$81) as an offset to cost of sales.

At December 31, 2006 the Company maintained an account receivable for losses claimed in the amount of US$209 million. The Company does not identify any risk in such credit, taking into account the international reputation and prestige of insurance and reinsurance companies and considers that this is a current asset of the Company based on the fact that such item is to cover the incurred losses in gross margin. The Company has not recognized any contingent gain related to this matter.

5 Business acquisitions

Prada

In June 6, 2006, the Company acquired 100% of the capital of Cia. Metalúrgica Prada (“Prada”), a steel cans manufacturer with four plants that produces more than one billion units annually. The Company applied the purchase accounting method in accordance with SFAS 141. The purchase price allocation have not generated any goodwill.

Lusosider

On May 9, 2006, the Company entered into a Purchase and Sale Agreement with Corus Group Plc for the acquisition of the remaining 50% of the capital of Lusosider Projectos Siderurgicos, a Portuguese flat steel manufacturer, for EUR 25 (US$ 32). This acquisition was reviewed and approved by the Portuguese Competition Authority and concluded by CSN on August 31, 2006. The Company applied the purchase accounting method in accordance with SFAS 141 and the figures were as follows:

Acquisition of business:	Lusosider
August 31,
2006

Portion of fair value of assets acquired	135
Portion of fair value of liabilities assumed	(113)

Net equity at fair value	22
Cash paid for the acquisition	32

Goodwill	10

The goodwill of US$10 mentioned above are subject to impairment testing at least annually as determined by SFAS 142.

The pro forma effects of such business aquired on the Companies consolidated financial statements were not material.

6 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2004	2005	2006

Income before income taxes and equity in results of
affiliated companies	999	1,282	987

Federal income tax and social contribution at
statutory rates	(340)	(436)	(336)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	31	38	28
Nontaxable Foreign exchange gain (loss) from
offshores subsidiaries	61	-	-
Reversal of disputed taxes payable (penalties)	-	-	18
Tax benefit related to net operating loss
carryforwards	11	-	-
Other permanent differences	(54)	(29)	(6)

Tax expense per statements of income	(291)	(427)	(296)

The Company generates taxable income from operations in Brazil and abroad, which are composed as follows (as per tax books):

	Years ended December 31,

	2004	2005	2006

Taxable income generated in Brazil	999	1,231	944
Foreign taxable income	-	51	43

The major components of deferred income tax accounts in the balance sheets are as follows:

	As of December 31,

	2005	2006

Current assets
Tax loss carryforwards	77	2
Deductible temporary differences	149	191

Current deferred tax assets	226	193

Non-current assets
Deductible temporary difference	265	239
Accrued pension cost	79	61

Total non-current deferred tax assets	344	300

Non-current deferred tax liability - Property, plant and equipment – basis difference	(16)	(8)

Non-current deferred tax assets, net	328	292

The Company’s management believes that the deferred tax assets are fully realizable and, therefore, no valuation allowance has been recognized for any of the years presented.

The deferred tax assets related to income tax loss carryforwards and social contribution negative basis carryforwards, in the amounts of US$77 and US$2 as of December 31, 2005 and 2006, respectively, were recognized based on the history of CSN’s profitability and on the expectation of future profitability. These benefits are expected to be completely realized in 2007. Tax loss carryforwards, which include negative basis of social contribution, do not expire under Brazilian tax law.

7 Cash and cash equivalents

	As of December 31,

	2005	2006

Cash in hand and bank deposits
Local currency	56	74
Time deposits
U.S. dollars	1,099	437
Local currency	86	448

Total	1,241	959

Management has been investing surplus cash in time deposits. Investments funds are comprised, mainly, of short-term Brazilian Government bonds with maturities of three months or less when purchased.

8 Short-term investments

Short-term investments are comprised as follows:

	As of December 31,

	2005	2006

Brazilian Government Bonds (a)	174	-
Equity securities (b)	-	353
Debentures	13	-

Total	187	353

a.	The Brazilian Government Bonds are classified as held-to-maturity securities in accordance with SFAS 115 at cost plus interest recognized in the results of operations.

b.
Refers to the acquisition of 34,072,613 shares of Corus Group PLC in December 2006. As of December 31, 2006, such equity securities were classified as available for sale in accordance with SFAS 115, with the mark-to-market effects of US$24 million of gain (net of tax effect) recorded in other comprehensive income. Since the Company was not successful in its bid to acquire control of the Corus Group, all such shares were sold to the new shareholder of the Corus Group during the first quarter of 2007 and resulted in a gain of US$89 million (US$65 million net of taxes).

9 Trade accounts receivable

	As of December 31,

	2005	2006

Domestic	354	327
Export-Denominated in U.S. dollars	238	273

	592	600
Allowance for doubtful accounts	(41)	(51)

Total	551	549

Supplementary information – valuation account for accounts receivable:

Allowance for
Doubtful Accounts

Balance as of December 31, 2004	(31)

Additions – charged to Selling expenses	(9)
Amounts written-off	3
Translation adjustment	(4)

Balance as of December 31, 2005	(41)

Additions – charged to Selling expenses	(13)
Amounts written-off	8
Translation adjustment	(5)

Balance as of December 31, 2006	(51)

10 Inventories

	As of December 31,

	2005	2006

Finished goods	199	214
Products in process	195	281
Raw material	199	346
Maintenance supplies	74	128
Other	20	62

Total	687	1,031

11 Investments in affiliated companies

	As of and for the years ended December 31

	Direct	Direct
	Ownership	Ownership			Equity in results of
	2005	2006	Investments		affiliated companies

Investments in affiliated	Total	Total	2005	2006	2004	2005	2006

companies
Logistic Segment
MRS Logística.	32.22%	32.93%	110	159	46	61	61
Itá Energética	48.75%	48.75%	99	116	14	8	8

Steel
Lusosider Projectos
Siderúrgicos.	50.00%	100.00%	21	-	1	(10)	-

			230	275	61	59	69

Provision for loss on investments (1)
Logistic Segment
Companhia Ferroviária do
Nordeste	49.99%	45.78%	(23)	(26)	(10)	(12)	(11)

Total					51	47	58

(1) Recorded as other long-term liabilities

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

The Company’s aim is to help CFN improve the efficiency and reliability of the railway networks. On November 30, 2003, the Company increased its interest in CFN from 32.40% to 49.99% by acquiring from CVRD its interest and during 2006, 4.21% of the investment was transfered to BNDES in connection with “Transnordestina” project. In association with the Brazilian Federal Government, the Company will invest R$ 4.5 billion in CFN to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and will play an important role in the development of Brazil’s Northeast region. Completion is scheduled for 2010.

12 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2005	2006

Logistics
MRS Logística	4	5

	4	5

Mining
ERSA	32	35

	32	35

Steel
GalvaSud	46	50
Lusosider Projectos Siderúrgicos	-	10

	46	60

	82	100

13 Property, plant and equipment

	As of December 31, 2006

		Accumulated
	Cost	Depreciation	Net

Land	52	-	52
Buildings	269	(55)	214
Equipment	4,372	(1,891)	2,481
Furniture and fixtures	48	(35)	13
Other	188	(61)	127

	4,929	(2,042)	2,887
Construction in progress	324	-	324

	5,253	(2,042)	3,211

	As of December 31, 2005

		Accumulated
	Cost	Depreciation	Net

Land	30	-	30
Buildings	201	(29)	172
Equipment	3,507	(1,410)	2,097
Furniture and fixtures	31	(23)	8
Other	152	(66)	86

	3,921	(1,528)	2,393
Construction in progress	154	-	154

	4,075	(1,528)	2,547

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2004, 2005 and 2006, capitalized interest amounted to US$1, US$5 and US$10, respectively.

As of December 31, 2005 and 2006, the fixed assets securing financial obligations amounted to US$21 and US$22, respectively.

14 Loans and financing

	As of December 31,

	2005				2006

	Current portion		Long-term		Current portion		Long-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-export financing (f)	8		92		15		177
Securitized Receivables (d)		29		519		59		461
Euronotes (e)				1,303		79		1,225
Perpetual notes (c)				750				750
Financed imports	16	1	98		39		63
ECAs-bilateral agreements	19
Advances on export contracts					60		140
Revolving Credit Facility (a)								300
Other		1		50				133

	43	31	190	2,622	114	138	380	2,869

Denominated in
Brazilian Reais

BNDES/Finame		1		2	16			2
Debentures (b)	278		122				420
Other		1	3	3		2	2	30

	278	2	125	5	16	2	422	32

	321	33	315	2,627	130	140	802	2,901

Total of loans and financing	354		2,942		270		3,703

a.
On December 23, 2005, the Company was granted a US$300 Revolving Credit Facility, with maturity on December 23, 2008. The funds raised in the operation were used for working capital purposes, increasing the Company’s liquidity. The interests rates between 1% and 1.35% p.a.

b.
In December 2003, the Company issued R$900 million (US$312) of real-denominated debentures in three tranches: a R$250 million (US$85.5) tranche with a three-year maturity (liquidated in December, 2006) and bearing interest at 106.5% of CDI, a R$400 million (US$136) tranche with a three-year maturity (liquidated in December, 2006) and bearing interest at 107% of CDI, and a R$250 million (US$85.5) tranche with a five-year maturity, indexed to the IGP-M and bearing interest at 10% per annum.

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600 million (US$281). Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, and the maturity of the face value is scheduled for February 2012, without early redemption option. The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

c.
In July 2005, the Company issued perpetual notes in the amount of US$750 that bear interest at 9.5% a.a. The Notes have no maturity date; however, as from 2010, the Company has the right to settle the Notes paying the outstanding amounts at that date.

d.
In May 2003, August 2003, June 2004 and June 2005, the Company received the resources of the Notes issued by CSN Islands VI Corp. (a), selling the rights of future exports (Securitization program), and such resources were transferred to the CSN at the same interest rates and maturity dates. Such notes have a maturity period of 7, 3, 8 and 10 years and will be repaid through export sales of CSN subsidiaries.

e.
On July 24, 1997, CSN Iron (subsidiarie of CSN) issued Euronotes in the amount of US$600, with a maturity of 10 years, at an interest rate of 9.125% p.a., under the guarantee of CSN, represented by a Promissory Note. The interest is due semiannually. The Company has already paid a total amount of the US$521 up to December 31, 2006, the outstanding amount of Notes due in 2007.

f.	Loans with interests rates between 5.22% and 6.18% p.a.

Loans with certain agents contain certain restrictive clauses, with which the Company is in compliance.

At December 31, 2006, the current portion of long-term debt and long-term portion of the Company’s indebtedness had annual interest rates as follows:

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 1.5 to 4.25	16	2

Denominated in foreign currency

United States dollar (including Libor, if any)	3.02 to 9.13	111	59
Euro	3.57 to 5.74	3	79

		114	138

		130	140

		270

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 9.5 to 14	-	4
General price index (“IGP-DI”)	IGP-DI plus 1.87	2	-
General index of market price (“IGPM”)	IGPM plus 10	139	-
Interbank Certificate of Deposit (“CDI”)	CDI plus 10 to 13.17	281	7
Other	4.19 to 9.71	-	21

		422	32

Denominated in foreign currency

United States dollar (including Libor, if any)	Zero to 10.75	378	2,869
Euro	3.57 to 5.74	2	-

		380	2,869

		802	2,901

		3,703

Indices (average) and foreign currency variation applied to debt in each year are as follows:

	%

	2004	2005	2006

TJLP – Long-term interest rate	10.18	9.75	7.78
CDI – Interbank deposit certificate	16.17	19.00	13.17
IGPM –General index of market price	12.41	1.27	3.83
IGP – DI – General index of market price	12.14	1.22	3.52
United States dollar exchange rate change	(8.13)	(11.84)	(8.66)
Euro	(0.85)	(23.50)	1.85

The long-term portion of the Company’s debt outstanding at December 31, 2006 becomes due as follows:

2008	958
2009	144
2010	135
2011	239
2012 and thereafter	1,477
Perpetual securities	750

Total	3,703

Security for the Company’s debt outstanding at December 31, 2006 was as follows:

Property, plant and equipment	22
Corporate guarantees	36
Imports	68
Bank guarantee	1,406

Total	1,532

15 Stockholders’ equity

(a) Capital

On December 31, 2005 and 2006 subscribed and paid-in capital is represented by 272,067,946 common shares with no par value. On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, without reduction in the capital stock.

(b) Treasury stock

The Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction No. 10/80. On May 25, 2005, the Board of Directors approved for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Such authorization for repurchase finished on May 26, 2006. Treasury stock as of December 31, 2006 was as follows:

	Amount Paid	Per Share Cost (in US$)

Number of Shares	for Shares (in US$)	Minimum	Maximum	Average

14,654,500	256	15.33	25.58	18.88

While maintained in treasury, these shares are not entitled to receive dividends and have no property or voting rights. As of December 31, 2006, the market value of the shares held in treasury amounted to US$439 (US$298 as of December 31, 2005).

(c) Appropriated retained earnings

Brazilian laws and CSN’s By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

• Investment reserve - this is a general reserve for future expansion of CSN’s activities.

• Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined in the Brazilian Corporate Law. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

(d) Dividends and interest on stockholders’ equity

The Company’s By-laws guarantees a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law, which comprises net income after deduction of legal reserve. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend. Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2005 and 2006 , retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2005 included the amount of US$272 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. As of December 31, 2006, the minimum annual dividend amounted to approximately US$168 which were paid during the year.

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2006, CBS had 25,555 participants, of whom 20,060 were contributors (24,330 and 18,549, respectively, at December 31, 2005) enrolled in the benefit plans, including 9,316 active (7,972 at December 31, 2005) and 16,239 beneficiaries (16,358 at December 31, 2005) employees. Of the total participants, 15,735 belong to the defined benefit plan and 9,820 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2006, CBS owned 11,831,289 common shares of CSN with a market value at December 31, 2006 of US$ 360. During 2006, CBS received US$44 of dividends and interest on stockholders’ equity from these shares. No shares were purchased or sold during 2006. Pension assets totaled R$2 billion (US$852) and R$2 billion (US$1,075) at December 31, 2005 and 2006, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities.

(b) Expected long-term rate of return on assets

The expected long-term rate of return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in CBS’s investment policy and budget for year 2007. For purposes of determining the expected long-term rate of return on plan assets the Company considered short and long-term scenarios for each category of assets. Accordingly, the resultant rates are shown in the table below.

	Assets Allocation (%)			Weighted-Average Expected Long-Term Rate of Return (%)

Asset Category	December 31, 2005	December 31, 2006	Target

Debt Securities	40.4	48.1	50.6	19.0
Equity Securities	51.3	44.3	41.8	15.6
Real Estate	4.0	3.0	2.3	10.8
Loans	4.3	4.6	5.3	10.8

Total	100.00	100.00	100.00	15.8

(c) Defined benefit plan

The Company applies its defined benefit plan actuarial assumptions using December 31 of each year as the measurement date. Information with respect to the Company’s defined benefit plan as of December 31 is as follows:

Change in benefit obligation
	2005	2006

Projected benefit obligation at beginning of year	383	559
Service cost
Interest cost on PBO	53	68
Actual benefits payments	(49)	(68)
Effect of exchange rate changes	57	88
Actuarial loss	115	46

Accumulated obligation and Projected benefit
obligation at end of year	559	693

Change in plan assets
	2005	2006

Fair value of plan assets at beginning of year	269	330
Actual return on plan assets	47	104
Employer contributions	24	28
Employee contributions	3	1
Actual benefits payments	(49)	(68)
Effect of exchange rate changes	36	118

Fair value of plan assets at end of year	330	513

Accrued pension cost liability
	2005	2006

Funded status, excess of projected benefit
obligation over plan assets	229	180
Unrecognized actuarial gain	5	-

	234	180

Prepaid pension cost – non-current assets	-	(33)

Accrued pension cost – non-current liabilities	234	213

Changes recognized in accumulated other comprehensive (loss)
income before tax
2006

Transition asset not yet recognized in net periodic pension cost	3
Prior service credit not yet recognized in net periodic pension cost	11
Net actuarial loss arising in the period	(4)
Gain recognized in net periodic pension cost	48

Total	58

Deferred tax effect	(20)

Total recognized in accumulated other comprehensive (loss)
income	38

Net periodic pension cost includes the following components for the years presented:

	2004	2005	2006

Service cost	1	-	1
Interest cost on projected benefit obligation	41	53	68
Expected return on plan assets	(26)	(38)	(46)
Net amortization and deferral	(5)	(12)	(1)

	11	3	22
Employee contributions	(1)	(3)	(1)

Net periodic pension cost	10	-	21

The expected net periodic pension cost, calculated in accordance with SFAS 87 and SFAS 158 for the year ending December 31, 2007, amounts to R$(7) million (US$(3) translated at the December 31, 2006 exchange rate) for the defined benefit plan.

Service cost	1
Interest cost	75
Expected return on assets	(77)
Net amortization and deferral	(1)

Periodic post retirement benefit cost	(2)
Expected employee contributions	(1)

Net periodic pension cost	(3)

Actuarial assumptions used for the calculations were:

	2004	2005	2006

Discount rates	Inflation plus 8%	Inflation plus 6%	Inflation plus 6%

Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%

Expected long-term rate of return on assets	Inflation plus 8%	Inflation plus 6%	Inflation plus 5%

Mortality	UP94 Table segregated by sex and set forward 3 years	UP94 Table segregated by sex and set forward 2 years	AT-83 Table segregated by sex (1)

Disability	Mercer disability	Mercer disability	Mercer disability
	multiplied by two	multiplied by two	multiplied by two

Disabled mortality	Winklevoss	Winklevoss	Winklevoss

Turnover	2% per year	2% per year	2% per year

Retirement age	100% when first	100% when first	100% when first
	eligible for a	eligible for a	eligible for a
	retirement benefit	retirement benefit	retirement benefit

(1) The increase in life expectancy of the general Brazilian population, as well as the life expectancy of the population covered by private pension plans have been discussed in the past few years. Life expectancy both in Brazil and around the world have increased due to a series of events, such as the technological development in medicine, the public health care policies and disease prevention resulting from quality of life programs.

During 2006, the Brazilian government defined that post retirement benefit plans liabilities should be valued considering at least the life expectancies obtained through AT83 mortality table, which is considered to be the mortality table that best reflects the life expectancy in Brazil. The mortality table AT83 was adopted for measuring the actuarial liabilities related to the post retirement benefit presented in this report

The projected annual inflation rate adopted was 5% for all years presented.

The discount rates and expected long-term rate of return on assets have been changed for 2005 and kept in 2006, as management believes the rate of 6% more adequately reflects CBS’s assets profitability and Brazil’s projected economic scenario.

Funded status

	2005	2006

Actuarial present value of:
Vested benefit obligation	557	691
Non-vested benefit obligation	2	2

Total accumulated benefit obligation	559	693

(d) Expected contributions

Defined benefit plan

The expected Company’s contributions for 2007, amounting to R$59.9 million (US$28 translated at the December 31, 2006 exchange rate), were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefits payments for 2007, amounting to R$115.2 million (US$53.9 translated at the December 31, 2006 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefits payments, translated at the December 31, 2006 exchange rate, are as follows:

2007	54
2008	56
2009	58
2010	60
2011	62
2012 to 2016	343

Hybrid plan

The Company does not expect to make contributions for the defined benefits in 2007 for the hybrid plan. The expected Company’s contributions for the defined contribution portion amount to R$12.5 million (US$5.9 translated at the December 31, 2006 exchange rate).

The estimated future benefits payments, translated at the December 31, 2006 exchange rate, are as follows:

2007	3
2008	3
2009	3
2010	3
2011	3
2012 to 2016	20

In accordance with required disclousure by SFAS 158 “Employees Accounting for Deferred Benefit Pension and Other Postretirement Plans, as amendment of FASB Statements N° 87, 88, 106 and 132 (R)”, the effects of the adoption of such statement an individual lines are as follow:

Line item	Before application of SFAS 158	Adjustments	After application of SFAS 158

Prepaid pension cost – non current assets	-	33	33
Deferred income taxes non current assets	327	(35)	292

Accrued pension cost –liabilities	253	(40)	213

Accumulated other comprehensive income –	(1,563)	38	(1,525)
shareholders’ equity

(e) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. The Company’s contributions to the plan during 2004, 2005 and 2006 amounted to US$4.7 million, US$5.4 million and US$6, respectively.

17 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. The amounts paid on dismissal totaled US$6, US$5 and US$7 for the years ended December 31, 2004, 2005 and 2006, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

18 Commitments and contingencies

(a) Accruals and deposits

The accrual for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2005		As of December 31, 2006

	Deposits	Accrual	Deposits	Accrual

Short-term (classified as other liabilities)
Labor	-	13	-	17
Civil	-	6	-	8

	-	19	-	25

Long-term
Labor	16	14	14	4
Civil	12	-	6	1
Disputed taxes payables
IPI	-	653	-	1,117
Social contribution	155	260	153	378
Income tax	38	202	34	25
PIS/COFINS – Law No. 9,718/98	-	125	-	149
CPMF	1	158	1	-
Other taxes	58	59	92	81
Environmental	-	9	-	25
Other	3	58	1	40

	283	1,538	301	1,820

The provisions for contingencies relating to legal proceedings with respect to which CSN deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of CSN’s internal and external legal counsel. CSN believes these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5). CSN are also involved in judicial and administrative proceedings that are aimed at obtaining or defending CSN’s legal rights with respect to taxes that CSN believes to be unconstitutional or otherwise not required to be paid by CSN. The Company believes that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligation owed to the Brazilian Federal or State Governments. CSN does not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the Courts in Brazil. When CSN use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, CSN maintain the legal obligation accrued in the Company’s financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with CSN’s analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingents assets under SFAS No. 5. The Company’s accruals include interest on the tax obligations that CSN may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

CSN classify an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2006, US$25 million had been classified as short-term accrual for contingencies (US$19 million as of December 31, 2005). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

The deposits for contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) judicial orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted at CSN favor, the deposit is forfeited and returned to us in cash and the deposit account is appropriately offset. When such a judicial order is granted in a manner unfavorable to us, the deposit is used to offset the related liability and the deposit account is appropriately offset.

Labor contingencies

As of December 31, 2006, the amount of the accrual relating to probable losses for these contingencies were US$21 million (US$27 million in 2005). In 2006, the our legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, management reversed certain labor claims which are currently considered as possible. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us.The lawsuits related to the alleged joint liability between us and our independent contractors represent a large portion of the total labor lawsuits against us and are originated from by the independent contractors lack of payment of labor charges, resulting in our inclusion in the lawsuits.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2006, our legal counselors revised the claims and based on their judgment and the recent favorable track record on these disputes, our management reversed certain civil claims which are currently considered as possible. As of December 31, 2006, the amount of the accrual relating to probable losses for these contingencies was US$9 (US$6 as of December 31, 2005).

Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The Comapny has accrued a liability for certain tax liabilities that were offset by credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. CSN believes that this prohibition is unconstitutional since it is not consistent with general value added tax principles and CSN are challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing CSN to compensate federal tax liabilities with IPI excise tax credits under dispute. CSN are awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, CSN expects the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by CSN represents the CSN’s statutory obligation to pay taxes that were offset with IPI excise tax credits.

CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. Recently, for example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against another taxpayer in a similar legal proceeding, denying the use of these credits.

As of December 31, 2006, the IPI excise tax credit accrual representing the accumulated IPI tax credits used was US$441 million (US$303 million as of December 31, 2005), as updated at the SELIC interest rate. This provision affects the sales taxes line-item of CSN’s income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN’s income statement.

• IPI premium credit over exports

The Company has accrued a liability for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN is challenging the constitutionality of the executive branch’s action since only a law enacted by the Brazilian legislature can cancel or repeal benefits duly enacted by prior legislation. In August 2003, CSN sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits.

The Brazilian National Treasury appealed such decision and got a favorable decision from court of appeals. CSN filed appeals against such decision to both the Superior Court of Justice and the Federal Supreme Court and is still a waiting for decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against CSN to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset by the use of IPI premium tax credits. One of the tax foreclosure is secured by judicial liens of (i) cash deposits in the amount of R$685 million; and treasury stock, in amount equivalent to R$504 million (market value). Additionally, in view of such judicial decision, the payment of part of the dividends approved in the Annual Shareholders’ Meeting of April 30, 2007, is temporarily suspended. CSN is still awaiting decision from the court of appeals on this matter. For more information, see “Note 24–Subsequent Events–Dividends.”

As of December 31, 2006, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$676 (US$350 as of December 31, 2005), already updated by the SELIC Brazilian base interest rate.

This provision affects the sales taxes line-item of CSN's income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

CSN has noted that several other Brazilian companies have challenged the same prohibition. Recent decisions from lower courts indicated that companies may be entitled to utilize these credits. However, on June 27, 2007 the Superior Court issued a decision against another taxpayer, denying the use of these credits. This decision is subject to review by the Federal Supreme Court, the highest Court in this case.

• Social contribution and income tax

The Company claims recognition of the financial and tax effects on the calculation of income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”). In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is now under accounting inspection.

On December 31, 2006, the Company has US$153 million (US$155 million in 2005) as judicial deposit and a provision of US$10 million (US$26 million in 2005), which represents the portion not recognized by the courts.

In February 2003, the Company was charged by tax authorities related to the calculation of income tax and social contribution of previous years in view of the fact that had tax losses carryforward above the 30% limit of taxable income, as provided for by laws.

On August 21, 2003, a decision was rendered by the second panel of the Judgment Federal Revenue Office in Rio de Janeiro related to the decision which made said tax deficiency notice null and void and a new Tax Deficiency Notice was issued about same matter in November 2003. The Company challenged such new Tax Deficiency Notice, which was rejected in administrative lower courts. An administrative appeal was brought against such decision, which was accepted in administrative appellate court on April 26, 2006, so that said Tax Deficiency Notice had favorable decision to CSN, on an irrevocable basis, and respective decision was published in November 2006.

The Company filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On December 31, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was US$368 (US$234 in 2005), already adjusted by the Selic - Brazilian base interest.

• PIS/COFINS–Law No. 9,718/98

PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. CSN are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed CSN sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to Brazilian court of appeals. On March 6, 2006, Brazilian court of appeals issued a decision unfavorable to CSN. On March 10, 2006, CSN appealed such decision to both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, CSN’s rights under the initial favorable decision are in effect. The PIS/COFINS accrual represents CSN’s statutory obligation to pay PIS/COFINS taxes due. CSN has noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

As of December 31, 2006, this accrual amounted to US$149 million (US$125 million as of December 31, 2005), which represents the PIS and COFINS incremental taxes statutorily due, as updated at the SELIC interest rate. This provision affects the financial income (expense), net line item of Company’s income statement, and a reversal of this provision would affect the financial income (expense), net line item of Company’s income statement.

• CPMF–Provisional contribution on financial activities tax

CPMF tax is assessed on cash transactions, including movements of cash between bank accounts. CPMF taxes were created by a constitutional amendment 21 enacted in 1999. CSN has challenged the legality of the constitutional amendment that created the CPMF tax and despite of the fact that CSN obtained a favorable decision from a a Brazilian lower court in August 1999, an unfavorable final and unappealable decision was rendered by the appropriate Brazilian court of appeals in June 2006. Consequently, the Company paid US$113 million and recognized a gain of US$45 million due to term expiration (statute of limitations that the tax authorities have to challenge the tax treatment of the matter) of the accrual recorded up to June 2001. This provision affected the financial expenses line-item of Company’s income statement when recorded; this gain also affected the same line item.

Other tax contingencies

We are party to other judicial and administrative proceedings not described in the notes to CSN’s consolidated financial statements, involving a total of approximately US$286 million as of December 31, 2006 (US$428 million as of December 31, 2005). The Company’s external legal counsel deemed that the risk of loss arising from these lawsuits are possible as opposed to probable. Therefore, we not recorded accruals with respect to these lawsuits.

Other tax contingencies relate to a variety of disputes for which CSN has recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

(b) Other commitments and contingencies

• Environmental Regulation

The Company is subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. The Company is committed to controlling the substantial environmental impact caused by our steelmaking, mining and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. The Company believes that it is in substantial compliance with applicable environmental requirements.

The Company reserves an accruals for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company records provisions for all environmental liabilities and obligations for which the Company is formally enforced by competent authorities. As of December 31, 2006, the Company has a provsion for environmental regulation in the amount of US$25 (US$9 as of December 31, 2005) which is considered sufficient by management and its legal advisors to cover all probable losses.

The main accruals for environmental contingencies as of December 31, 2006 relates to cleaning-up obligations at former coal mines decommissioned by 1989; legal environmental compensation (Federal Law n. .985/2000) projected for new ventures at Santa Catarina, Minas Gerais and Rio de Janeiro states; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. The Company did not include in the accruals the environmental liabilities related to ERSA, since they are by contract of express accountability of the former owner (CESBRA/BRASCAN).

     • Commitments

a) “Take-or-pay” contracts

- MRS Logística S.A.

The Company and MRS Logística S.A. entered into a contract for iron ore transport during 10 years. According to the "take-or-pay" clause, the Company is committed to pay at least 80% of the tons agreed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract.

- White Martins Gases Industriais Ltda.

The Company and White Martins Gases Industriais entered into a contract for gas supply (oxygen, nitrogen and argon). According to the "take-or-pay" clause, the company is committed to acquire from White Martins Gases Industriais 90% of the gas volume established in the contract. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract.

b) Steelmaking (Slab Mills)

The Company plans to invest approximately US$3.6 billion to build greenfield slab mills, located in Itaguaí, State of Rio de Janeiro, close to CSN’s port terminals, and/or in the State of Minas Gerais, that are expected to be concluded in October 2009. As part of the Company’s strategy to strengthen our position as a global player, the Company is seeking to take advantage of our existing competitive iron ore mine and integrated infra-structure to produce slabs that will feed downstream operations in the United States and/or Europe. The Company intends to finance these investments with BNDES, other export credit agencies and the use of free cash flow from our current operations.

c) Long Steel Production

The Company is also investing in the long steel segment, in order to be strategically positioned to take advantage of the current construction increase in Brazil. The Company has been taking advantage of our existing infrastructure in the Presidente Vargas steelworks by revamping a former foundry unit in Volta Redonda and plan to invest a total of approximately US$113 million in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The new facility is expected to be concluded in December 2008 and to produce 500,000 tons of long steel per year from surplus pig iron and low added-value slabs. The Company intends to finance these investments with BNDES, other export credit agencies and the use of free cash flow from our current operations.

d) Cement Project

The Company is investing approximately US$185 million to build a greenfield grinding mill and clinker furnace, with capacity of 3 million tons and 825,000 tons, which the Company expects will be concluded in January and November 2008, respectively. These investments will be financied by BNDES, which has already approved a seven-year credit line of up to R$66.8 million indexed based on the TJLP, as well as the use of free cash flow from our current operations.

e) Transnordestina

In August 2006, the Company’s board of directors approved a transaction to merge Transnordestina, an infrastructure project led by the Federal Government of Brazil, into Companhia Ferroviária do Nordeste – CFN, which is a 30-year concession granted to CSN in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. Investments of approximately US$2,067.8 million were approved to revamp 800km of an existing railway track and to build an additional 1,000 km of large gauge, world class railway track. The investments will allow the company to increase the transportation of various products, such as soy beans, cotton, sugar cane, fertilizers, oil and fuels, iron ore and limestone. The investments will be financed mainly with equity and debt from the Brazilian Federal Government through BNDES, FINOR – Northeastern Investment Fund and FDNE – Northeastern Development Investment Fund. The Company will invest up to R$1 billion to the extent required to complete the investments mentioned above and only after full disbursement of approximately R$3.5 billion by the Federal Government and its agencies and investment funds.

19 Guarantees

The Parent Company provides guarantees on obligations of its subsidiaries to third parties. The Parent Company has also provided unconditional and irrevocable guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional	Expiration Date	Conditions
		(in USD '000)

CSN Iron(1)	US$	79.3	Jun 1st , 2007	Promissory Note of Eurobond operation

CSN Island VII(1)	US$	275.0	Sep 12, 2008	Guarantee by CSN in Bond issuance

CSN Island VIII(1)	US$	550.0	Dec 16, 2013	Guarantee by CSN in Bond issuance

CSN Island IX(1)	US$	400.0	Jan 15, 2015	Guarantee by CSN in Bond issuance

CSN Island X(1)	US$	750.0	Perpetual	Guarantee by CSN in Bond issuance

CSN Steel(1)	US$	300.0	Dec 23, 2008	Guarantee by CSN in withdrawal of Revolving Credit Facility

CSN Steel(1)	US$	100.0	Dec 22, 2011	Guarantee by CSN in issue of Import Note

CSN Steel(1)	US$	20.0	Oct 29, 2009	Guarantee by CSN in Promissory Notes issuance

INAL	US$	1.4	Mar 26, 2008	Personal guarantee for equipment financing

INAL	R$	2.8	Indetermined	Collateral signature in guarantee contract for tax foreclosure

INAL	R$	6.1	Indetermined	Collateral signature in guarantee contract for tax foreclosure

INAL	R$	0.3	Indetermined	Collateral signature in guarantee contract for tax foreclosure

INAL	R$	0.1	Indetermined	Collateral signature in guarantee contract for tax foreclosure

Sepetiba Tecon	US$	16.7	Sep 15, 2012	Personal guarantee for equipment acquisition and terminal implementation

Sepetiba Tecon	US$	0.4	Feb 21, 2007	Guarantee by CSN for issuance of Import Letter of Credit

Sepetiba Tecon	R$	15.0	May 5, 2011	Guarantee by CSN for issuance of Export Credit Note

CSN Cimentos	R$	29.0	Indeterminate	Guarantee for execution of outstanding debt with INSS

CSN Cimentos	R$	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure

CFN – Companhia Ferroviaria do	R$	18.0	Sep 24, 2007	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	23.0	Apr 5, 2207	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	24.0	Nov 13, 2009	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	20.0	Feb 21, 2008	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	19.2	Apr 3, 2007	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	50.0	Nov 29, 2007	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	13.0	Nov 15, 2015	BNDES loan guarantees
Nordeste
CFN – Companhia Ferroviaria do	R$	20.0	Nov 15, 2020	BNDES loan guarantees
Nordeste
MRS Logística S.A.	R$	1,571.0 (2)	December 1, 2026	Guarantee given to the
				Federal Union, together with
				all other members in the
				consortia, for MRS’s lease
				obligation assumed in the
				concession agreement

(1) Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.
(2) The amount for which the Company is contingent liable is limited to its participation in the consortium.

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

The Company has eight officials on its Board of Executive Officers, including the Chief Executive Officer. Seven officials report to the CEO and each one is responsible for a sector. The attributions/activity areas of the Executive Officers are defined as follows: (i) the Chief Executive Officer is responsible for finance operations, legal and CBS (CSN’s Pension Fund) and cumulatively performs the position of Investor Relations Officers; (ii) infrastructure and energy areas – responsible for the Company’s investments in logistics (railways and ports), real estate, logistics and power generation; (iii) production area – responsible for the manufacturing of CSN’s steel, steel products and information technology; (iv) supply and corporate areas; (v) institutional area; (vi) affiliated companies; (vii) mining area and; (viii) finance area.

The information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records together with certain relatively minor intersegment allocations.

Sales by geographic area are determined based on the location of the customers. On a consolidated basis, domestic sales are represented by revenues from custumers located in Brazil and export sales represent revenues from custumers located outside of Brazil

The majority of the Company’s long-lived assets are located in Brazil.

The logistics segment shown in the table below means infrastructure as a whole, including, ports and energy.

In the tables below the transactions are presented after eliminations.

	Year ended December 31, 2004

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenue
Domestic sales	2,839	56			2,895
Export sales	1,008				1,008
Sales taxes	(723)	(12)			(735)

Discounts, returns and allowances	(84)				(84)
Cost and operating expenses	(1,702)	(20)			(1,722)
Financial income (expenses), net	(512)		2		(510)
Foreign exchange and monetary gain	153				153
Other non-operating expense	(6)				(6)
Income taxes	(290)		(1)		(291)
Equity in results of affiliated companies	2		49		51

Net income	685	24	50		759

Other information
Total assets	5,803	62	288	4	6,157

Capital expenditures	135	19	24		178
Investments in affiliated companies	41		147		188
Goodwill	41		4		45
Depreciation and amortization expenses	(119)	(9)	(11)		(139)

Sales by geographic area

Asia	65				65
North America	604				604
Latin America	79				79
Europe	230				230
Other	30				30

Export sales	1,008				1,008
Domestic sales	2,839	56			2,895

Total	3,847	56			3,903

	Year ended December 31, 2005

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenues
Domestic sales	3,349	100			3,449
Export sales	1,224				1,224
Sales taxes	(805)	(24)			(829)
Discounts, returns and allowances	(39)				(39)
Cost and operating expenses	(2,128)	(31)			(2,159)
Financial income (expenses), net	(552)		2		(550)
Foreign exchange and monetary loss	183				183
Other non-operating income	3				3
Income taxes	(426)		(1)		(427)
Equity in results of affiliated companies	(10)		57		47

Net income	799	45	58		902

Other information
Total assets	6,619	169	364	5	7,157

Capital expenditures	218	71	1		290
Investments in affiliated companies	21		209		230
Goodwill	46	32	4		82
Depreciation and amortization expenses	(150)	(13)	(3)		(166)

Sales by geographic area

Asia	271				271
North America	483				483
Latin America	101				101
Europe	301				301
Other	68				68

Export sales	1,224				1,224
Domestic sales	3,349	100			3,449

Total	4,573	100			4,673

	Year ended December 31, 2006

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenues
Domestic sales	3,402	98	50		3,550
Export sales	1,263				1,263
Sales taxes	(879)	(13)	(7)		(899)
Discounts, returns and allowances	(68)				(68)
Cost and operating expenses	(2,460)	(36)	(70)		(2,566)
Financial income (expenses), net	(535)		2		(533)
Foreign exchange and monetary loss	216		2		218
Other non-operating income	22				22
Income taxes	(304)		8		(296)
Equity in results of affiliated companies	58				58

Net income (loss)	715	49	(15)		749

Other information
Total assets	8,420	15	94	19	8,548

Capital expenditures	687	3	-	16	706
Investments in affiliated companies	-	-	275		275
Goodwill	60	35	5		100
Depreciation and amortization expenses	(203)	-	(2)		(205)

Sales by geographic area

Asia	48				48
North America	614				614
Latin America	94				94
Europe	465				465
Other	42				42

Export sales	1,263				1,263
Domestic sales	3,402	98	50		3,550

Total	4,665	98	50		4,813

21 Related parties

The transactions with related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts. Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties, such as prices, terms, charges, quality etc.

The balances at December 31, 2005 and 2006 and transactions for the years ended December 31, 2004, 2005 and 2006 with related parties are as follows:

	2004

	Assets	Liabilities (Other and accrued cost)	(Revenues)

MRS Logística	11	6	56
GalvaSud			(12)
Itá Energética	1		46
CFN	20
Lusosider	29		(9)
CBS - Pension Plan		226	21
Fundação CSN			3

Total	61	232	105

	2005

	Assets	Liabilities (Other and accrued cost)	Expenses (Revenues)

MRS Logística	27		59
Ita Energética	2		39
CFN	54
Lusosider	48		(8)
CBS - Pension Plan		234	25
Fundação CSN			2

Total	131	234	117

	2006

	Assets	Liabilities (Other and accrued cost)	Expenses (Revenues)

MRS Logística	50	24	76
Ita Energética	2		39
CFN	79		(6)
CBS - Pension Plan	33	213	62
Fundação CSN			2

Total	164	237	173

During 2004 and 2005, the Company used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family (one of our shareholders), in connection with the management of our exclusive investment funds, under circumstances where we were not exposed to Fibra’s credit risk and where we paid investment fees not in excess of such fess we would expect to pay to a non-affiliated bank for such services.  However, as of August 22, 2006, the management of our exclusive investment funds was transferred to Bank UBS Pactual, under the same circumstances where we are not exposed to the bank´s credit risk.

22 Derivatives and financial instruments

22.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2005 and 2006, US$2,886 and US$3,501, respectively, of the Company’s debt was basically denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

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

As of December 31, 2006, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount

Foreign Exchange swap (contracted by exclusive funds)	Jan 2nd, 2007, April 02nd, 2007 and July 02nd, 2007	US$1,954	(US$101)

Equity swap(*)	July 27th, 2007	US$49	US$228

Interest rate futures (contracted by exclusive funds) listed at BM&F – DI	Jan 2, 2008	R$1,730	daily reset

(*) Refers to non-cash swap under which, at the end of the contract, the counterparty remunerates at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 7.5% per annum.

22.2 Detailed transactions

a) Foreign exchange swap agreements–U.S. dollars

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the interbank deposit certificate-CDI. The notional amount of these swaps aggregated as of December 31, 2006 was US$1,954 (US$1,083 as of December 31, 2005). The significant increase in the notional amount of cross currency swaps was caused by the Company’s decision to shift from futures to swaps as its primary derivative instrument. The contracts outstanding at December 31, 2004, 2005 and 2006 were as follows:

Issued	Maturity	Market value

date	date	2004	2005	2006

03/05/03	01/03/05	(8.4)	-	-
08/14/03	1/12/05	(5.3)	-	-
12/19/05	02/01/06	-	(0.5)	-
12/19/05	02/01/06	-	(0.4)	-
12/19/05	01/02/07	-	(1.9)	-
12/21/05	02/01/06	-	(0.4)	-
12/21/05	01/01/06	-	(0.5)	-
12/23/05	02/01/06	-	(0.4)	-
12/26/05	02/01/06	-	(0.8)	-
12/26/05	02/01/06	-	(0.8)	-
12/27/05	02/01/06	-	(0.8)	-
12/27/05	02/01/06	-	(0.5)	-
12/27/05	02/01/06	-	(1.5)	-
12/27/05	02/01/06	-	(0.4)	-
10/02/06	01/02/07	-	-	(6.2)
12/19/05	01/02/07	-	-	(45.3)
10/02/06	01/02/07	-	-	(4.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(4.1)
10/02/06	01/02/07	-	-	(4.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(4.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(2.1)
10/02/06	01/02/07	-	-	(4.1)
10/02/06	01/02/07	-	-	(4.1)
12/01/06	04/02/07	-	-	(1.1)
12/01/06	07/02/07	-	-	(2.1)
12/01/06	07/02/07	-	-	(1.1)

		(13.7)	(8.9)	(101.4)

b) Interest rate future contracts

As of December 31, 2006, the Company had a long position of 17,300 contracts of interest rate (DI) futures listed on BM&F (Bolsa de Mercadorias e Futuros - the Brazilian derivatives exchange): this is equivalent to (US$ 809 (R$1,730). The market value of these contracts amounts to zero as the value date always occurs on the following day, the value of the contract is reset to zero after the market closes and there is a cash provision to be settled on the next day.

c) Equity swap agreements

The contracts outstanding at December 31, 2005 and 2006 were as follows:

Issued	Maturity	Notional					Market
date	date	amount	Receivable		Payable		value

			2005	2006	2005	2006	2005	2006

04/07/2003	07/27/2007	35.8	154.0	215.9	(45.9)	(49.1)	108.5	166.1
04/09/2003	07/27/2007	5.6	24.0	33.6	(7.2)	(7.7)	16.8	25.8
04/10/2003	07/27/2007	2.0	8.6	12.1	(2.5)	(2.7)	6.1	9.3
04/11/2003	07/27/2007	1.0	4.5	6.2	(1.3)	(1.4)	3.1	4.8
04/28/2003	07/27/2007	1.1	4.3	6.0	(1.4)	(1.5)	2.9	4.5
04/30/2003	07/27/2007	0.1	0.3	0.4	(0.1)	(0.1)	0.2	0.3
05/14/2003	07/27/2007	0.2	0.8	1.1	(0.2)	(0.3)	0.5	0.8
05/15/2003	07/27/2007	0.4	1.8	2.5	(0.5)	(0.6)	1.2	1.9
05/19/2003	07/27/2007	1.0	4.5	6.4	(1.3)	(1.4)	3.2	4.9
05/20/2003	07/27/2007	0.3	1.2	1.7	(0.3)	(0.4)	0.8	1.3
05/21/2003	07/27/2007	0.4	1.9	2.7	(0.5)	(0.6)	1.4	2.1
05/22/2003	07/27/2007	0.3	1.5	2.1	(0.4)	(0.4)	1.1	1.7
05/28/2003	07/27/2007	0.4	2.0	2.8	(0.6)	(0.6)	1.4	2.2
05/29/2003	07/27/2007	0.4	1.9	2.6	(0.5)	(0.6)	1.4	2.1
06/05/2003	07/27/2007	0.1	0.4	0.6	(0.1)	(0.1)	0.3	0.5

Total		49.1	211.7	296.7	(62.8)	(67.5)	148.9	228.3

The net unrealized gain related to these contracts amounted to US$228.3 as of December 31, 2006 (US$148.9 as of December 31, 2005). These swaps are intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses.

22.3 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value due to the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The financial instruments recorded in the Company’s balance sheets as of December 31, 2005 and 2006, in which market value differs from the book value, are as follows:

	Book Value		Fair Value

	2005	2006	2005	2006

Loans and financing (current portion and long-term)	3,296	3,973	3,415	4,250

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on December 31, 2006, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

(a) Exchange rate risk

Although most of the Company’s revenues are in Brazilian reais, as of December 31, 2006, US$3,501 of the Company’s consolidated loans and financing were denominated in foreign currency (US$2,886 as of December 31, 2005). As a result, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and foreign exchange option agreement, as well as investing of a major part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

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

23 Financial income (expenses), net

The breakdown of the financial results for the years ended December 31, 2004, 2005 and 2006 are represented below:

	2004	2005	2006

Derivatives	(234)	(245)	(218)
Interest Income	78	153	129
Interest Expense	(280)	(407)	(431)
Other financial expenses, net	(74)	(51)	(13)

	(510)	(550)	(533)

24 Subsequent events

a.	Financing agreement with the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian National Development Bank

On January 25, 2007, the Company entered into a financing agreement with the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian National Development Bank, for the acquisition of machinery and equipment and the expansion of the production at our Casa de Pedra mine, in the total amount of US$ 393.6 million, to be withdrawn in up to 24 months and amortized over 54 months, with a 30-day grace period. Interest will be borne at 2.7 % per annum above the variable rate adjusted quarterly on the 16th (sixteenth) day of January, April, July and October, based on the average weighted cost of all the charges and expenses incurred by BNDES when raising funds in foreign currency.

b.	Stocks buyback

On January 29, 2007, the Board of Directors approved the stock buyback program for the acquisition of up to 923,628 shares issued by the Company to be held in treasury and further disposal or cancellation, pursuant to the provisions in article 3 of CVM Instruction 10/80, by means of negotiations at São Paulo Stock Exchange – BOVESPA. This program is valid up to January 25, 2008.

c.	Dividends

At the Annual Shareholders’ Meeting of April 30, 2007, the shareholders approved the payment of dividends and interest on shareholders’ equity referred to 2006, in the total amount of US$682.1 million, out of which US$191.7 million and US$153.5 million were already paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the relevant resolutions of our Board of Directors. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment. The outstanding balance of US$336.9 million (this amount was translated into U.S. dollars based on the exchange rate in effect on the date of declaration), was supposed to be paid on May 9, 2007, but payment has been temporarily suspended as a result of a federal judicial decision related to a tax contingency. For further information, see “Note 18.a–Disputed Taxes Payable– IPI premium credit over exports.” Management strongly believes that this suspension will be lifted in the near future.

*                *                *