Form 20-F
period 2007-12-31
NATIONAL STEEL CO
filed 2008-06-30
CIK 1049659

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Comission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
 (Exact Name of Registrant as Specified in its Charter)

NATIONAL STEEL COMPANY
(Translation of Registrant's name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Otavio de Garcia Lazcano, Chief Financial Officer
Phone: +55 11 3049-7100   Fax: +55 11 3049-7212
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, São Paulo-SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	New York Stock Exchange*
American Depositary Shares, (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing one share of Common Stock
______________
*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Common Shares, without par value.	816,203,838, including 46,734,384 common shares held in treasury. This amount does not consider the cancellation of 4,000,000 treasury shares (equivalent to 12,000,000 common shares after the split) and takes into account the one-for-three stock split that took place in January 2008, whereby each common share of our capital stock as of December 31, 2007 became represented by three common shares. For further information, see “Item 7A. Major Shareholders,” “Item 9A. Offer and Listing Details” and “Item 10.B. Memorandum and Articles of Association.”

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

Yes                         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer                          Accelerated Filer                        Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17               Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                         No

i

ii

INTRODUCTION

     Unless otherwise specified, all references in this annual report to:

  “we”, “us”, “our” or “CSN” in this annual report are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;

  “parent company” is to Companhia Siderúrgica Nacional.

  “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “U.S. dollars”, “$” or “US$” are to United States dollars;

  “billions” means thousands of millions, “km” means kilometers, “m” means meters, “tons” means metric tons and “MW” means megawatts;

  “consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries as of December 31, 2006 and 2007 and, for the years ended December 31, 2005, 2006 and 2007, together with the corresponding Report of Independent Registered Public Accounting Firms;

  amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars exchange rate in effect on such date; and

  “ADSs” are to CSN’s American Depositary Shares and “ADRs” are to CSN’s American Depositary Receipts.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  general economic, political and business conditions in Brazil and abroad,

  changes in competitive conditions and in the general level of demand and supply for our products;

  management’s expectations and estimates concerning our future financial performance and financing plans;

  our level of debt;

  availability of raw materials;

  changes in international trade;

  protectionist measures imposed by Brazil and other countries;

  anticipated trends in our industry;

  our capital expenditure plans;

  inflation, interest rate levels and fluctuations in foreign exchange rates;

  our ability to develop and deliver our products on a timely basis;

  electricity and natural gas shortages and government responses to them;

  existing and future governmental regulation; and

  other risk factors as set forth under “Item 3D. Risk Factors.”

     The words “believe,” “may,” “will,” “aim,” “estimate,” “forecast,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. As a result of various factors such as those risks described in “Item 3D. Risk Factors”, undue reliance should not be placed on these forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 contained in “Item 18. Financial Statements” have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 2(a) to our consolidated financial statements. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, the Brazilian securities commission, or CVM, and determining dividend payments and other distributions and tax liabilities in

Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting principles required by the Brazilian Corporate Law, specifically, Law No. 6,404 dated December 15, 1976, as amended, and the rules and regulations of the CVM, or Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

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

Changes on Disclosure of Financial Statements

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

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

     The following table presents our selected financial data as of the dates and for each of the years indicated, prepared in accordance with U.S. GAAP. Our U.S. GAAP consolidated financial statements as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firms, Deloitte Touche Tohmatsu Auditores Independentes, and KPMG Auditores Independentes, for the periods noted in their reports. The selected financial information as of December 31, 2003, 2004 and 2005 and for each of the years in the two-year period ended December 31, 2004 have been derived from our U.S. GAAP consolidated financial statements in U.S. dollars, not included in this annual report. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

Income Statement Data:	2003	2004	2005	2006	2007

	(in millions of US$, except per share data)
Operating revenues
Domestic sales	1,843	2,895	3,449	3,550	5,283
Export sales	1,077	1,008	1,224	1,263	1,695

	2,920	3,903	4,673	4,813	6,978

Sales taxes	322	735	829	899	1,305
Discounts, returns and allowances	50	84	39	68	156
Net operating revenues(1)	2,548	3,084	3,805	3,846	5,517
Cost of products sold	1,457	1,407	1,837	2,102	3,076
Gross profit	1,091	1,677	1,968	1,744	2,441
Operating expenses
Selling	176	156	186	167	310
General and administrative	96	109	108	148	185
Other	74	50	28	149	85

	346	315	322	464	580

Operating income	745	1,362	1,646	1,280	1,861
Non-operating income (expenses), net
Financial income (expenses), net	(564)	(510)	(550)	(533)	(219)
Foreign exchange and monetary gain (loss),	325	153	183	218	438
Other	14	(6)	3	22	81

	(225)	(363)	(364)	(293)	300

Income before income taxes and equity in

results of affiliated companies	520	999	1,282	987	2,161
Income tax expense (benefit)
Current	152	289	458	198	619
Deferred	(88)	2	(31)	98	(85)
	64	291	427	296	534

Equity in results of affiliated companies	9	51	47	58	76

Net income	465	759	902	749	1,703

Basic and diluted earnings per common share	0.54	0.89	1.11	0.97	2.21
Weighted average number of common shares
outstanding at end of period (in thousands)(2)	860,751	850,428	810,825	772,302	769,749

	As of December 31,

Balance Sheet Data:	2003	2004	2005	2006	2007

	(In millions of US$)

Current assets	2,310	2,907	3,330	3,962	4,665
Property, plant and equipment, net	1,874	2,143	2,547	3,211	4,824
Investments in affiliated companies and other	85	233	312	375	565
investments (including goodwill)
Other assets	748	874	968	1,000	2,011

Total assets	5,017	6,157	7,157	8,548	12,065

Current liabilities	1,228	1,216	1,398	1,678	2,865
Long-term liabilities(3)	2,982	3,615	4,750	5,823	6,512
Stockholders’ equity	807	1,326	1,009	1,047	2,688

Total liabilities and stockholders’ equity	5,017	6,157	7,157	8,548	12,065

	As of and for the year ended December 31,

Other Data:	2003	2004	2005	2006	2007

	(In millions of US$, except per share data and where otherwise stated)

Cash flows from operating activities	580	354	1,757	919	1,264
Cash flows used in investing activities	(259)	(365)	(593)	(839)	(1,091)
Cash flows from (used in) financing activities	495	(380)	(996)	(263)	(122)
Common shares outstanding (in thousands)	860,751	830,679	774,546	772,240	769,470
Common stock	2,447	2,447	2,447	2,447	2,447
Dividends declared and interest on stockholders’
equity(4)	258	253	969	914	550
Dividends declared and interest on stockholders’
equity per common share(2)(4)	0.30	0.30	1.25	1.18	0.71
Dividends declared and interest on stockholders’
equity (in millions of reais)(4)	745	671	2,268	1,954	1,039
Dividends declared and interest on stockholders’
equity per common share (in reais)(2)(4)	0.87	0.81	2.93	2.53	1.35
________________________________________
(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)
Takes into account the one-for-three stock split occurred in January 2008 whereby each common share of our capital stock on December 31, 2007 became represented by three common shares. See “Item 10.B. Memorandum and Articles of Association”.

(3)	Excluding the current portion of long-term debt.
(4)
Amounts consist of dividends declared and accrued interest on stockholders’ equity, during the year. For a discussion of our dividend policy and dividend and interest payments made in 2007, see “Item 8A. Consolidated Statements and Other Financial Information— Dividend Policy.”

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

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Low	High	Average (1)	Period-end

Year ended
December 31, 2003	2.822	3.662	3.060	2.889
December 31, 2004	2.654	3.205	2.917	2.654
December 31, 2005	2.163	2.762	2.413	2.341
December 31, 2006	2.059	2.371	2.177	2.138
December 31, 2007	1.733	2.156	1.948	1.771

	Low	High	Average	Period-end

Month ended
December 31, 2007	1.762	1.823	1.786	1.771
January 31, 2008	1.741	1.830	1.774	1.760
February 29, 2008	1.672	1.768	1.728	1.683
March 31, 2008	1.670	1.749	1.708	1.749
April 30, 2008	1.658	1.753	1.689	1.687
May 31, 2008	1.629	1.695	1.661	1.629
________________________________________

Source: Central Bank.
(1) Represents the daily average of the close exchange rates during the period.

     As of June 27, 2008, the commercial selling rate for U.S. dollars was R$ 1.6077 per US$1.00.

     We will pay any cash dividends and make any other cash distributions with respect to the common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the common shares on the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo), or BOVESPA.

3B. Capitalization and Indebtedness

     Not applicable.

3C. Reasons for the Offer and Use of Proceeds

     Not applicable.

3D. Risk Factors

     An investment in the ADSs or our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as, Brazilian political and economic conditions, could adversely affect our business and the trading prices of our ADSs and our common shares.

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

  interest rates;

  exchange controls and restrictions on remittances abroad;

  currency fluctuations;

  inflation;

  price instability;

  energy shortages and rationing programs;

  liquidity of domestic capital and lending markets;

  tax policies and rules; and

  other political, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.

     Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy in the past; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil.

     These and other future developments in the Brazilian economy and governmental policies may adversely affect us.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares and ADSs.

     Brazil has experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or the IGP-M. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

     Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil again experiences high inflation, we may be adversely affected.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and ADSs.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar.

     Historically, depreciations of the real relative to the U.S. dollar has also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciation generally curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

     In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues. On the other hand, if the appreciation trend of the past few years continues, it will cause real-denominated production costs to increase as a percentage of total production costs.

     Developments and perceptions of risk in other countries, especially the United States and emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

     The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including the United States, other Latin American and emerging market countries.

Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and ADSs, and could also make it more difficult or impossible for us to gain access to the capital markets and finance our operations on acceptable terms.

Risks Relating to the Steel Industry and CSN

     We are exposed to substantial swings in the demand for steel, which has a substantial impact in the prices for our steel.

     The steel industry is highly cyclical, both in Brazil and abroad. During the past years, the Brazilian steel industry has produced more steel than the domestic economy was able to consume, being heavily dependent on export markets. In 2007, there was a significant increase in the demand for steel in the domestic market, which reduced our dependency on export markets. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and domestic economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution sectors. In recent years, the price of steel in world markets has been at historically high levels, but these price levels may not continue. Since 2003, demand for steel products from developing countries (particularly China), the strength of the Euro and overall worldwide economic growth have contributed to historically high prices for our steel products, but these relatively high prices may not continue. Any material decrease in the demand for steel in domestic or export markets served by us could have a material adverse effect on us.

     We face significant competition, including price competition and competition from other producers, which may adversely affect our profitability and market share.

     The steel industry is highly competitive with respect to price. Over the last decade, the world steel industry was adversely affected by excess worldwide production capacity, reflecting the decreasing demand for steel in Western industrial countries and significant increases in steel production capacity in countries outside the Organization for Economic Development, or OECD. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute the steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

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

     In addition, many factors influence our competitive position, including efficiency and operating rates, and the availability, quality and cost of raw materials and labor. China has recently become a net exporter of steel and may become one of the main international exporters of steel in the future. If we are unable to remain competitive with China or other producers in the future, we may be adversely affected.

     Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

     In response to the increased production and export of steel by many countries, anti-dumping, countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments which represent some of the main markets for our exports. Some of these measures were eliminated, resulting in the reopening of some of the markets for certain products. However, foreign legislation continues to imposes restrictions in the volume of exports to certain countries, such as the restrictions on exports of hot-rolled products to the United States, Canada and Argentina and the restrictions on exports of certain chemical substances to the European Union, effective as of January 2009. The imposition of these and other protectionist measures by other countries may adversely affect our export sales.

     The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

     In 2007, our costs of raw materials accounted for approximately 44.5% of our total production costs. Our principal raw materials include iron ore, coal, coke (a portion of which we make from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We are dependent on third parties for some of our raw materials requirements. In addition, all of the coal that we use to produce coke and approximately 15.6% of our coke requirements are imported. Currently there is a worldwide shortage of coke and coal, mainly as a result of the rapid growth in the global demand for steel. In 2007, there was a sharp rise in the cost of a number of commodities essential for steelmaking. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect us and other steel companies. The availability and prices of raw materials may also be negatively affected by, among other factors, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, accidents or similar events at suppliers’ premises or along the supply chain and the availability and cost of transportation.

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

     Our steel making, mining and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating to the protection of health and the environment. Brazilian pollution standards are expected to continue to change, including new effluent and air emission standards and solid waste-handling regulations. New or more stringent environmental and health standards imposed on us can require us to make increased capital expenditures. We could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations. Waste disposal and emissions practices may result in the need for us to clean up or retrofit our facilities at substantial costs and could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which we export our products, may also adversely affect our export sales.

     Interruptions in the supply of natural gas and power transmission over the government power grid may adversely affect our business, financial condition and results of operations.

     We require significant amounts of energy, both in the form of natural gas and electricity, to power our plant and equipment. We purchase our natural gas needs through distributors which purchase natural gas from Petróleo Brasileiro S.A. - Petrobras (the sole producer and supplier of natural gas in Brazil). Petrobras, in turn, is significantly dependent upon the supply of natural gas from Bolivia. On May 1, 2006, the president of Bolivia announced the nationalization of the country’s gas reserves. The long-term effects of this measure on the supply of natural gas in Brazil are still uncertain. The events in Bolivia could result in the disruption of the natural gas supply to Petrobras or an additional increase in the prices of natural gas. Any resulting interruption or reduction in the levels of supply of natural gas by Petrobras or a significant price increase, may negativelly affect our production and production costs and consequently have an adverse effect on us.

     Accidents or malfunctions in our critical equipment may decrease or interrupt production. Our insurance policies may not cover all losses and liabilities arising from these decreases or interruptions.

     The steel production process depends on certain critical equipment, such as blast furnaces, steel converters, and continuous casting machines. This equipment may be affected by serious malfunctions or damages. Significant interruptions in our production process would adversely affect us.

     Our insurance policies for losses in connection with operational risks, covering damages to our facilities (including damage to equipment and blockage of port facilities) and business interruption, may not be sufficient to cover all losses and liabilities arising from a decrease or interruption in the steel, including those related to the failure to deliver orders to clients in a timely manner.

     In addition, we are not able to contract insurance policies on comparable terms to those currently in effect, our results of operation and financial condition may be adversely affected if we incur liabilities which are not completely covered by our insurance policies.

     We are subject to risks related to legal and administrative proceedings.

     We are involved in numerous legal and administrative proceedings, including proceedings related to tax liabilities, labor and civil disputes. As of December 31, 2007, we recorded provisions for these proceedings in the total amount of R$3,578 million (US$2,020 million) and judicially deposited a total amount of R$1,765 million (US$996 million) in escrow.

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

     Our activities depend on authorizations from regulatory agencies, and changes in regulations could adversely affect us.

     Our activities depend on authorizations from and concessions by governmental regulatory agencies of the countries in which we operate. If these laws and regulations change, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. For more information, see “Item 4B—Government Regulation and Other Legal Matters.”

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

     We are exposed to devaluation of our shares as result of certain equity swap agreements and our pension plan assets.

     In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a fixed rate of 6.2569% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. The rationale for these transactions is that equities historically yield higher long-term returns than fixed-income securities, hence tending to offset CSN’s long-term debt servicing costs. Since we entered into these swap agreements, our shares have appreciated more than 2,000% over the initial price of the ADRs on the New York Stock Exchange. As of December 31, 2007, the accrued value of these swap agreements to us, based on the market value of our ADRs was US$813.3 million. However, in the event of a sharp depreciation of our shares, the amount payable by us under these swap agreements may be significantly high and materially adverse us. See “Item 5A—Operating Results”, “Item 11—Quantitative and

Qualitative Disclosures About Market Risk—Equity Risk,” and Note 22 to our consolidated financial statements contained in “Item 18. Financial Statements.”

     In addition, we are the principal sponsor of CBS, our employee pension plan. As of December 31, 2007, CBS had an excess of plan assets over pension benefit obligations of US$138 million. The funded status of CBS is affected by, among other things, fluctuations in the fair value of CBS’s assets, which totaled US$1,025 million as of December 31, 2007, while CBS’ accumulated obligations and projected benefit obligations as of December 31, 2007 were US$887 million. As of December 31, 2007, CBS held 4.35% of our shares. In the event of a sharp depreciation of our shares, CBS may become unfunded and have an adverse impact on its actuarial obligations. In this event, we may have to make substantial contributions to the fund to meet its pension benefit obligations. See “Item 6D—Employees” and Note 16 to our consolidated financial statements contained in “Item 18. Financial Statements.”

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

     The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

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

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired. There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the São Paulo Stock Exchange.”

     The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of the common shares and the ADSs; holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     Holders of ADSs might be unable to exercise preemptive rights with respect to the common shares.

     Holders of ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

Item 4. Information on the Company

4A. History and Development of the Company

General

     We are one of the largest fully integrated steel producers in Brazil and in Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and finished steel products increased in 2007 by 51% to 5.3 million tons and finished steel production increased in 2007 by 21% to 5.0 million tons, as compared to 2006.

     Our fully integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2007, we accounted for approximately 45% of the galvanized steel products sold in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2007, we accounted for approximately 98% of the tin mill products sold in Brazil.

     Our production process is based on the integrated steelworks concept. Below is a brief summary of the steel making process at our Presidente Vargas steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro:

  iron ore produced from our own mines is processed in continuous sintering machines to produce sinter;

  sinter and lump ore direct charges are smelted with lump coke and injected powdered coal in blast furnaces to produce pig iron;

  pig iron is then refined into steel by means of basic oxygen converters;

  steel is continuously cast in slabs;

  slabs are then hot rolled, producing hot bands that are coiled and sent to finishing facilities.

     In addition to owning our own source of iron ore, we also currently produce from our own mines all of our requirements of limestone and dolomite and a portion of our tin requirements. Using imported coal, we produce approximately 75-80% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution also require water, industrial gases, electricity, rail and road transportation, and port facilities.

History

     Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated 1941 pursuant to a decree of Brazilian President, Mr. Getúlio Vargas. The Presidente Vargas steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, started production of coke, pig iron castings and long products in 1946.

     Three major expansions were undertaken at the Presidente Vargas steelworks during the 1970s and 1980s. The first, completed in 1974, increased installed annual production capacity to 1.6 million tons of crude steel. The second, completed in 1977, increased capacity to 2.4 million tons of crude steel. The third, completed in 1989, increased capacity to 4.5 million tons of crude steel.

     We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% shareholding in our company.

     From 1993 through 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of the investments, since February 1996, all our production has been based on the continuous casting process, rather than ingot casting, an alternative method that results in higher energy use and metal loss. From 1996 through 2002, we spent the equivalent of US$2.4 billion under the capital improvement program and on maintaining our operational capacity, culminating with the renovation in 2001 of Blast Furnace No. 3 and Hot Strip Mill No. 2 at the Presidente Vargas steelworks. These measures resulted in the increase of our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products.

Accident in Blast Furnace No. 3

     In January 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the President Vargas steelworks. The accident prevented us from operating the equipment for approximately six months, affecting our operating revenues, as a result of reduced sales volumes, cost of goods sold, as a result of having to purchase slabs from third-party sources, gross profit and operating income, as further explained in “Item 5A. Operating Results—Results of Operations—2006 Compared to 2005”. In order to meet our customers’ purchasing orders during the period in which Blast Furnace No. 3 was under repair, we purchased slabs and coils from third-party sources, therefore increasing our costs of goods sold in 2006. In the second half of 2007, our Blast Furnace No. 3 was completely repaired and resumed operating normally.

Capital Expenditures

     We invested US$290 million, US$706 million and US$980 million in 2005, 2006 and 2007, respectively, to further improve productivity levels and to maintain our operational capacity. Expenditures of US$632 million were for, among other things, equipment revamping, spare parts purchases, building repairs, equipment automation and information technology at our facilities, while US$348 million were used for the acquisition of CFM. For further information, see “Item 5B. Liquidity and Capital Resources—Short-Term Debt and Short—Term Investments”

     In 2007, we continued to implement our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant for supply to the construction and home appliance industry sectors, as described in “Item 4B. Business Overview—Facilities”.

     We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments already made are set forth in “Item 4B. Business Overview—Facilities”.

Acquisitions

     On June 5, 2006, we acquired 100.0% of the shares of Companhia Metalúrgica Prada, or Prada, from Kiskidee Investments Limited LLC, for a total of US$1.00. Prada is the largest steel can manufacturer in Brazil and produces more than one billion steel cans in its four production units located in the states of São Paulo, Santa Catarina and Minas Gerais, in the southeastern and southern regions of Brazil and, accordingly, is one of our major customers of tin mill products.

     On July 20, 2007, Nacional Minérios S.A. or Namisa, our wholly-owned mining subsidiary, acquired 100.0% of the shares of Companhia de Fomento Mineral, or CFM. The acquisition price amounted to US$440 million, of which US$100 million was paid upon the execution of the purchase agreement, and US$250 million was paid on August 1, 2007. The remaining US$90 million is to be paid in four installments within two years upon the fulfillment of certain conditions set forth in the purchase agreement. CFM explores various iron ore mines and owns ore processing facilities in the state of Minas Gerais. CFM is located in the State of Minas Gerais and has facilities close to Casa de Pedra, our most important mining asset.

     Namisa’s business plan provides for the utilization of available iron ore mining and logistics resources, including its own iron ore mines and contracts with third parties, access to railway transport and port in order to export its production. On April 22, 2008, we publicly announced that we have retained Goldman Sachs as our financial advisor in connection with the potential sale of a portion or all shares of Namisa.

Planned Investments

Iron Ore Project

     The investments in our iron ore project comprise the expansion of our mining activities, our seaport facilities, the construction of pellet plants and, to a lesser extent, the trading of iron ore produced by other companies through our own logistics corridor. We expect to invest a total of US$3.4 billion to produce and/or sell approximately 100 million tons of iron ore products by April 2012, of which US$700 million have already been invested. We will finance these investments with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social), or BNDES, other export credit agencies from the proceeds we intend to obtain from offerings of securities in general and of free cash flow from our current operations. Our iron ore project and expected investments are divided as follows:

  In January 2004, we announced the approval of investments of approximately US$1.0 billion to expand the annual production of the Casa de Pedra iron ore mine to 53 million tons. We subsequently reviewed these figures and increased our initial investment to US$1.7 billion, and the expansion of the annual production of Casa de Pedra from 53 million to 70 million tons, which is currently being implemented. As of December, 2007, approximately US$400 million had already been invested in the increase in production capacity of the Casa de Pedra mine and its current annual production capacity is 17 million tons.

  In July 2007, with the acquisition of CFM by Namisa, we announced the approval of investments of approximately US$300 million in Namisa to increase its annual production capacity from 3 million tons to 16.5 million tons by 2011.

  We are also investing approximately US$800 million in the expansion of the seaport terminal in Itaguai to enable annual exports of 100 million tons of iron ore by April 2012. Of this amount, approximately US$300 million have already been invested. Our current annual export capacity is equivalent to 30 million tons.

  We are also analyzing the possibility of investing US$600 million to construct pellet plants.

     Additionally, in 2006, pursuing our strategy to increase value for our shareholders and strengthen our position as a global player, our Board of Directors approved new investments of over US$4.0 billion over the next three years, which are currently being reviewed in light of our capital budget. These investments are comprised as follows:

Steelmaking

     As part of our strategy to strengthen our position as a local and global player, we are seeking to take advantage of our existing competitive iron ore mines and integrated infra-structure to offer a wider portfolio of products, including long products, railway tracks and heavy plates to be sold in the domestic market, and slabs that will feed third-party downstream operations in the United States and/or Europe. We intend to finance these investments with BNDES, other export credit agencies and the use of proceeds obtained from offerings of securities in general and of free cash flow from our current operations.

     We plan to build greenfield slab mills in the city of Itaguaí, in the state of Rio de Janeiro, close to our port terminals, and in the city of Congonhas dos Campos, in the state of Minas Gerais, close to our main iron mine – Casa de Pedra. We also plan to develop two brownfield projects in the city of Volta Redonda, in the state of Rio de Janeiro, where our main steelmaking facility is located.

     The investment in the greenfield slab mill in Itaguaí, in the State of Rio de Janeiro, will be executed in 1.5 million tons modules to a total of 4.5 million tons in a 10 million square meters property that we own. We were granted a preliminary environment permit and expect to obtain the definitive permit in 2008. An economic feasibility study and the basic engineering were conducted by the Chinese company CISDI Engineering Corporation Limited. Finally, we intend to further process the slabs produced in rolling mills in other locations.

     The investment in the greenfield slab mill in the city of Congonhas do Campo, in the State of Minas Gerais, will also be executed in 1.5 million tons modules to a total output of 4.5 million tons in an industrial district being developed by the State Government. An agreement was signed with the State Government that will benefit us from the deferral of VAT taxes on the purchase of raw materials and equipments for the next 13 years. The VAT taxes on sales will be financed for 13 years at an interest rate of 6% per annum above the IPCA, the official inflation rate. The portfolio of products will be composed of slabs, hot coils, heavy plates and long products such as rod bars and wire rod.

     The brownfield projects in Volta Redonda, in the State of Rio de Janeiro, will be developed inside our main steelmaking facility. We intend to produce additional 1.5 million tons of slabs and 600 thousand tons of long products, such as rod bar and wire rod. We will benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry of ours which were discontinued. The total investment in long steel products production will be of approximately US$340 million in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The facility is expected to be concluded in December 2008 and will use surplus pig iron and low value added slabs as raw materials. We further intend to process slab in rolling mills in other locations. We have already obtained the preliminary environment permits and expect to get the definitive ones in 2008.

Cement Project

     This project represents the entrance of CSN into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in Arcos, Minas Gerais. These two raw materials, slag and limestone, which are further transformed into clinker, account for approximately 95% of the production cost to produce cement. We are investing approximately US$185 million to build a greenfield grinding mill and clinker furnace, with capacity of 3 million tons and 825,000 tons, respectively. We expect the grinding mill and the clinker furnace will be concluded by the end of 2008 and by the first half of 2009, respectively. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to R$66.8 million indexed based on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, as well as the use of free cash flow from our current operations.

Transnordestina

     In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved a transaction to merge Transnordestina into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession granted in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. Investments of approximately R$4.5 billion were approved to build an additional 1,728 km of large gauge, world class railway track. The investments will allow the company to increase the transportation of various products, such as soy beans, cotton, sugar cane, fertilizers, oil and fuels, iron ore and limestone. According to a Memorandum of Understandings entered into as of November 25, 2005, the investments will be financed through: R$1.5 billion from FINOR – Northeastern Investment Fund; R$2.2 billion from SUDENE - the Northeastern development federal agency; a R$400 million loan from BNDES to CFN and R$1.05 billion equity from the shareholders of Transnordestina, out of which R$500 million will be supported by a loan from the BNDES to us. However, the parties are currently renegotiating the financings for the project. The construction of the first 100 km started in January 2007 and as of April 30, 2008 over US$68 million (R$120 million) had already been invested by CSN, of which US$30 million (R$52.5 million) were invested in 2007. This project is expected to be concluded by the end of 2010.

Itaguaí CSN Logistics Platform Project

     On May 7, 2008 we announced investments of US$ 1.4 billion to build the CSN Logistics Platform Project in the city of Itaguaí, in the state of Rio de Janeiro. The project is composed of:

  The expansion of the existing container seaport terminal, a concession granted to the Company in 2001 for a renewable 25-year term, including improvements on the existing berths;

  The construction of a 850,000 square meters Logistics Support Center adjacent to the seaport terminal with dedicated warehouses and distribution and service centers; and

  The construction of the Lago da Pedra private seaport terminal, adjacent from the existing Sepetiba seaport terminal on a 10 million square meters area that belongs to us, with two piers, nine berths and a 1.2 million square meters back storage area.

     The Project will be executed in various steps and once completed will permit the handling of incremental 60 million tons of annual iron ore exports (in addition to the 100 million annual iron ore exports from the expansion of the existing coal seaport terminal); 20 million tons of annual coal and coke imports to support existing and future steel making facilities; 2.3 million annual TEUs (containers) and 17 million tons of general cargo and steel product exports annually.

Additional Investments

     In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel producing capabilities.

Other Information

     CSN’s legal and commercial name is Companhia Siderúrgica Nacional. CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Avenida Brigadeiro Faria Lima, 3,400, 20th floor, 04538-132, São Paulo, SP, Brazil and our telephone number is +55-11-3049-7100. CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

4B. Business Overview

Competitive Strengths

     We believe that we have the following competitive advantages:

     Fully integrated business model. We believe we are one of the mostly fully integrated steelmakers in the world. We have captive iron ore reserves, which differentiate us from our main competitors in Brazil that purchase their iron ore requirements from mining companies such as Companhia Vale do Rio Doce, or CVRD. We hired Golder Associates S.A., or Golder, to evaluate the Casa de Pedra iron ore reserves. The results confirmed mineral resources in excess of 8.3 billion tons, out of which 1.6 billion tons of proven and probable reserves with a grade of approximately 48%. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas steelworks. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. Our operations are strongly integrated as a result of our captive sources of raw materials, such as iron ore, and our access to owned infrastructure, such as railroads and deep-sea water port facilities.

     Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, from our iron ore mine to our steel mill to, finally, our ports. The location of our steelworks facility is next to railroad systems and port facilities, facilitating the supply of raw material, the shipment of our production and easy access to our principal clients. The concession for the main railroad used and operated by us is owned by MRS, a company of which we hold 32.9% of the voting capital. The railway connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Since we obtained the concession to operate MRS’ railway in 1996, we have significantly improved its tracks and developed its business, with strong cash generation. We also own concessions to operate two deep-sea water terminals from which we export our products and also import coal and small amounts of coke, which are the only important raw materials that we need to purchase from third-party sources.

     Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas steelworks. We also sell excess energy we generate into the energy market. Our 238 MW thermoelectric co-generation plant provides the Presidente Vargas steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We indirectly hold 29.3% of the Itá hydroelectric plant that has installed capacity of 1,450 MW, with a guaranteed output of 668 MW to us and to the other shareholders of ITASA proportionally to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we hold 17.9% of the Igarapava hydroelectric, with 210 MW fully installed capacity, corresponding to 130 MW of firm guaranteed output in December 31, 2007. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

     Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self sufficiency in energy generation, we have been constantly and consistently presenting substantially high margins. Other factors that lead to our high margins are the strategic location of our steelworks facility, the use of state of the art technology and our qualified work force.

     Diverse product portfolio and product mix. We have a diversified product mix that includes: hot rolled, cold rolled, galvanized and our 98% share of steel tin mill products in Brazil. We offer many kinds of steel packaging produced in Brazil at our tin plate steel mill and account for more than 50% of the galvanized flat steel produced in Brazil. We also produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix. Our GalvaSud product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. This, together with our hot-dip galvanizing process know-how, should allow us to increase our sales to the automotive segment. Our subsidiary CSN Paraná, provides us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary, INAL, the largest flat steel distributor in Brazil, is a strong sales channel in the domestic market, enabling us to meet demands from smaller customer, and therefore, to have a strong presence in this market. We believe we are well positioned strategically to develop new products such as long steel and cement that are very important for the civil construction industries.

     Strong presence in domestic market and strategic international exposure. We have a strong presence in the domestic market for steel products, with a 98% share of the steel tin mill product industry in Brazil and a large market share for galvanized flat steel. In addition, our subsidiaries CSN LLC and Lusosider constitute significant sales channels for our products, selling in the United States 10% of our total sales and in Europe 7% of our total sales in 2007, respectively.

Strategy

     Our goal is to increase value for our shareholders, by further benefiting from the competitive cost advantages we offer our customers from the industry segments in which we operate, maintaining our position as one of the world’s lowest-cost steel producers, becoming an important iron ore global player and by optimizing our infrastructure assets (our ports, railways and interest in power generating plants).

     To achieve this goal, we have adopted strategies in each of our four business segments (where we already have assets, current operations or inherited competitive advantages) as described below.

Steel

     Our strategy related to our steel business involves:

  supplying domestic markets, where we have historically recorded higher profit margins, with a wide range of finished flat and long steel products;

  implementing a carefully crafted globalization strategy that may include associations with or the acquisition and/or construction of steel operations, steel-related businesses or distribution or service centers outside Brazil, which could further process low cost semi-finished products (slabs) from Brazil and improve our distribution channels abroad;

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

Mining

     In order to strengthen our position as a player in the iron ore market, we plan to expand our mining assets — Casa de Pedra iron ore mine and CFM – and search for investment opportunities, primarily in mining operations related to the steel business. For further information on our planned investments relating to our mining activities, see “Item 4A. History and Development of the Company—Planned Investments—Iron Ore Project”

     In 2007, we made our first entry into the international iron ore market. This first step was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled the terminal to also handle and export iron ore and to load from its facilities the first shipment of our iron ore products.

Logistics

     We expect to take advantage of and expand our logistics capabilities, including our integrated infrastructure operations (our railways and ports).

     We have substantially improved the infrastructure needed to support the President Vargas steelworks and our export and international strategies by investing in projects such as power generation through hydroelectric power plants, railways and port facilities in order to increase our ability to control production costs and secure reliable sources of energy, raw materials and transportation.

Cement

     Our strategy for our cement business includes the achievement of greater utilization of by-products by constructing a clinker furnace and a grinding mill to produce 3 million tons of cement, using the slag generated by our blast furnaces, which we expect will become operational by the end of 2008 and by the first half of 2009, respectively. For further information on our planned investments relating to our cement activities, see “Item 4A. History and Development of the Company—Planned Investments—Cement Project.”

Major Products

     We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries.

     The following chart reflects our production cycle in general terms.

     Our Presidente Vargas steelworks produces flat steel products — slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For further information on our production process, see “—Process”.

Slabs

     Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,600 millimeters and lengths ranging from 5,250 to 10,500 millimeters. We produce high, medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs.

Hot-rolled Products

     Hot-rolled products comprise heavy-gauge hot-rolled coils and sheets and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters. Heavy gauge sheet steel is used to manufacture automobile parts, pipes, mechanical construction and other products. Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.20 millimeters and are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

Cold-rolled Products

     Cold-rolled products comprise cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters. Compared to hot-rolled products, cold-rolled products have more uniform thickness and better surface quality and are used in applications such as automotive bodies, home appliances and construction. In addition, cold-rolled products serve as the base steel for our galvanized and tin mill products. We supply cold-rolled coils in thicknesses of 0.30 millimeters to 2.99 millimeters.

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

  panels and sign panels; and

  pre-painted parts.

     Galvanized sheets, both painted and bare, are also frequently used for gutters and downspouts, outdoor and indoor cabinets, all kinds of home appliances and similar applications. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 3.00 millimeters. The continuous process results in products with highly adherent and uniform zinc coatings capable of being processed in nearly all kinds of bending and heavy machinery.

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

     At CSN Paraná, one of our branches, we produce galvalume, a cold-rolled material coated with a zinc-aluminum alloy. The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in outdoor construction applications that may be exposed to severe acid corrosion environments like marine uses.

     The added value from the galvanizing process permits us to price our galvanized products with a higher profit margin. Our management believes that our value-added galvanized products present one of our best opportunities for profitable growth because of the anticipated increase in Brazilian demand for such high margin products.

     Through CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous coating line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

     Tin mill products comprise flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.49 millimeters, coated or uncoated. Coatings of tin or chromium are applied by electrolytic process. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

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

Production

Production Process

     The principal raw materials for steel production in an integrated steelworks are iron ore, coal, coke, and fluxes like limestone and dolomite. The iron ore consumed at the Presidente Vargas steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in the city of Congonhas do Campo, in the State of Minas Gerais, 328 km from the Presidente Vargas steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

     Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Energy Requirements”. This coal distillation process also produces coke oven gas as a by-product, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2006, we produced about 75-80% of our coke needs and imported the balance. At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a PCI facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

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

Crude Steel Production	Brazil	CSN	CSN% of Brazil

	(In millions of metric tons)
2007	33.8	5.3	15.7%
2006	30.9	3.5 *	11.3%
2005	31.6	5.2	16.5%
2004	32.9	5.5	16.8%
2003	31.1	5.3	17.0%
________________________________________

Source: Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or IBS.
* Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

     The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2005	2006(1)	2007

Production of:	(In millions of metric tons)
Iron Ore	13.7	13.1	15.0
Molten Steel	5.3	3.6	5.4
Crude Steel	5.2	3.5	5.3
Hot-rolled Coils and Sheets	4.8	4.1	5.1
Cold-rolled Coils and Sheets	2.6	2.3	3.1
Galvanized Products	1.0	1.1	2.2
Tin Mill Products	1.0	0.8	0.9
Consumption of Coal for Coke Batteries	2.3	2.0	2.3
Consumption of Coal for PCI	0.8	0.5	0.9

(1) Lower production due to the accident at Blast Furnace No. 3 on January 22, 2006.

Raw Materials and Suppliers

     The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

     Raw Materials and Energy Requirements. Given the low interest rate environment in the developed economies, worldwide coordinated economic growth over the last few years – mainly emerging countries as China, India, Russia and Brazil and tighter supply and demand conditions on various commodity type industrial segments, coal and iron ore miners and coke producers were able to charge customers extremely high prices increases. These commodity type industrial segments are highly concentrated in the hands of a few global players and there can be no assurance that other price increases will not be imposed on steel producers in the future.

     Iron Ore. We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the state of Minas Gerais which has the following installed mining capacity:

     Casa de Pedra has an installed mining capacity of 21.5 million tons annually (run-of-mine) with a processing ratio of 74.4%, resulting in a mining capacity of 16 million tons of processed iron ore per year, which exceeds our needs for the Presidente Vargas steelworks. In 2007, the run-of-mine was 21.6 million tons (with a total crusher feed of 19.3 million tons and a total classification and concentration feed of 18.9 million tons). The resulting product tonnage was 15.0 million tons of processed iron ore per year (mass recovery on wet basis of 79.6%) . Of this total amount, 7.1 million tons were delivered to the Presidente Vargas steelworks and 5.9 million tons were sold to third parties, consisting of 2.5 million tons of sinter-feed material, 1.6 million tons of pellet feed materials, 0.4 million tons of lump ore and 1.4 million tons of small lump ore. In addition, approximately 14 million tons of processed iron ore were kept in inventory in 2007.

     We own other iron ore assets through Namisa, a wholly-owned subsidiary of ours which acquired CFM in 2007. CFM was incorporated in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy Mines, for the beneficiation of crude ore extracted from its deposit, the Engenho Mine. In 2007, 7.7 million tons of ROM were extracted from the Engenho mine with a waste/ore ratio of 0.27. The supply of the Pires beneficiation plant reached 7.9 million tons with product generation in the order of 4.4 million tons composed of Lump Ore (LO), Small Lump Ore, or Hematitinha, Sinter Feed (SF) and concentrates. Also in 2007, 0.65 million tons were extracted from the Fernandinho mine with a waste/ore ratio of 0.16. The beneficiation plant at the Fernandinho unit also processed crude ore acquired from third parties, which along with its own ROM, totaled 1.5 million tons of feed. This processing was responsible for the generation of 0.6 million tons of Lump and Sinter Feed products, in which the Sinter Feed practically corresponded to the total production.

     In 2007, CFM sold 4.7 million tons through these two complexes, as well as from Itaminas (from the Sarzedo Mine), of which 1.7 million tons were exported. On March 30, 2008 CFM was merged with Namisa.

     Namisa complements our strategy to be a world leading producer of high quality iron ore. Namisa is and will remain fully integrated with our railway and port logistics corridor, providing sufficient railway and port logistics capacity for Namisa’s current and future production. Namisa is a leading company in iron ore mining and trading, with mining and processing operations in the state of Minas Gerais. Trading iron ore is obtained from small mining companies in the neighborhood and other trading companies.

     In order to free up capital on a small portion of our iron ore project and with a view to speed up other projects on various segments (such as cement, steel, logistics), on April 22, 2008, we publicly announced that we have retained Goldman Sachs as our financial advisor in connection with the potential sale of a portion or all of our shares of Namisa.

     Our steelmaking operations consumed 8.0 million tons of iron ore during 2007, consisting of 5.7 million tons of sinter-feed material, 0.7 million tons of iron ore pellets and 1.6 million tons of lump ore. As we don’t have pelletizing plants, the total amount of pellets has been acquired in the Brazilian market.

     We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas steelworks. See the map under “Item 4D. Property, Plant and Equipment” for the location of the Casa de Pedra mine in relation to the Presidente Vargas steelworks.

     Coal. In 2007, our coal consumption totaled 3.3 million tons and accounted for approximately 17% of our production cost. The 32% increase compared to the 2006 consumption is due to the stoppage of Blast Furnace No. 3 in the first half of 2006, from January to June. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year.

     Coke. In 2007, in addition to the approximately 1.7 million metric tons of coke we produced, we also consumed 208,193 tons of coke bought from third parties in China and Colombia. The market for coke has been very tight since 2002, because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its consumption in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the supply-demand balance of metallurgical coke. Despite the instability shown in this market in 2007, we were not much affected by the steep price raises as we have maintained good level of stocks that resulted from the stoppage of Blast Furnace No. 3 in the first half of 2006.

     We use a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2007, we used approximately 914,716 tons of imported PCI coal.

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

     Aluminum, Zinc and Tin. Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase aluminum, zinc and tin typically from third-party domestic suppliers under one- or two-year contracts. We maintain approximately a one-month reserve of such materials at the Presidente Vargas steelworks.

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

     We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas steelworks. These gases are supplied by a third party under long-term contracts from its gas production facilities located on the Presidente Vargas steelworks site. In 2007 we used 949,000 tons of oxygen to produce 5.3 million tons of crude steel.

     Water. Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$1.2 million.

     Electricity. Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2007, the Presidente Vargas steelworks consumed approximately 3.2 million MWh of electric energy or 610 kilowatt hours per ton of crude steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 11% of the overall consumption of electricity in the State of Rio de Janeiro.

     Our main current source of electricity is our 238-MW thermoelectric co-generation power plant at the Presidente Vargas steelworks, besides the Itá and Igarapava hydroelectric facilities held by us, from which we have a take capacity available of 167 MW and 22 MW, respectively. In addition, we have approved the construction of a new turbine generator at the Presidente Vargas steelworks, which will increase 20 MW to our existing installed capacity. This turbine will be allocated near to our Blast Furnace No. 3, using the outlet gases from the ironmaking process to generate energy.

     Natural Gas. In addition to electricity, we consume natural gas, mainly in our hot strip mill. CEG Rio S.A., which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobrás, the Brazilian national oil company. See “Item 3D. Risk Factors —Risks Relating to the Steel Industry and CSN—Interruptions in the supply of natural gas and power transmission over the government power grid may adversely affect our business, financial condition and results of operations.”

     Suppliers

     We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil and coal and coke being the only inputs acquired abroad.

     Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources and Drummond Coal Sales	Coal
Minmetals, Noble and Glencore	Coke
Valesul, Nexans, Imbra and Alubar	Aluminum
Votorantim Metais	Zinc
ERSA, Glencore and Coppertrading	Tin
Engebasa, Tecnometal and Dedini	Spare parts
Magnesita, Saint Gobain and RHI	Refractory bricks
BR Distribuidora, Yushiro and Quaker	Lubricants

Logistics

     Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas steelworks and steel products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railroad to the Presidente Vargas steelworks for processing into steel. The distances from such mines to the Presidente Vargas steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the City of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

     Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we indirectly hold concessions for the main railway systems we use.

     We export mainly through the ports of Itaguaí and Rio de Janeiro, and import coal and coke through the Itaguaí Port, all in the State of Rio de Janeiro. The coal and container terminals have been operated by us since August 1997 and 1998, respectively.

Sales and Marketing

     Our steel products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries.

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

     Our commercial area is responsible for sales of all of our products. This area is divided into two major teams, one focused on international sales and the other on domestic sales. The domestic market oriented sales team is divided into five market segments: packaging, distribution, automotive, home appliances and original equipment manufacturer, or OEM, and construction. Each one of these segments has a specific strategic goal to provide tailor-made steel solutions that meet the specific needs of each client they serve.

     The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished-products. The automotive unit is supplied by a specialized mill, GalvaSud, and also by a portion of the galvanized material produced at Presidente Vargas steelworks, benefiting from a combined sales strategy.

     In 2007, approximately two thirds of our domestic sales were made through our own sales force directly to customers. The remainder was sold to distributors for subsequent resale to smaller clients.

     Historically, our export sales were made primarily through international brokers. However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers. We have focused our international sales to more profitable markets in order to maximize revenues and shareholder returns. Our strategy is to maintain Europe and North America as our main export markets, taking advantage of the commercial channels provided by our subsidiaries CSN LLC, in the United States and Lusosider, in Portugal.

     All of our sales are on an order-by-order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and export markets based on the historical data available over the prior two-year period and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments. Further, our management believes that one of the keys to our success is maintaining a presence in the export market. Such presence gives us the flexibility to shift between domestic and export markets, thereby allowing us to maximize our profitability.

     Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, chemical composition, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand, transportation and tariff costs to import similar products. Sales are normally paid at sight, or within 15 or 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Steel Sales by Geographic Region

     In 2007, we sold steel products to customers in Brazil and 60 other countries. The fluctuations in the portion of total sales attributable to domestic sales, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

     The three main export markets for our products are North America, Europe and Latin America, representing 55%, 31% and 7%, respectively, of our export sales volume in 2007.

     In North America, we take advantage of our subsidiary CSN LLC presence, which acts as a commercial channel for our products. In order to gain a cost advantage among our U.S. competitors, CSN is able to export slabs to CSN LLC which are processed at third parties into hot-rolled coil and then transformed into more added value products at CSN LLC’s plant, such as cold-rolled coil and galvanized. Moreover, CSN is able to export cold-rolled coils which can be directly sold or processed by CSN LLC in order to manufacture galvanized products.

     In Europe, CSN sells hot-rolled coil as raw material for Lusosider, our subsidiary located in Portugal.

     The following table contains information relating to our sales of steel products by destination:

	CSN – Sales of Steel Products by Destination
	(In thousands of metric tons and millions of US$)
	2005				2006				2007

			Gross				Gross				Gross
		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total

Brazil	2,875	59.6	3,155	72.2	2,817	64.3	3,258	72.5	3,614	67.2	4,853	77.0
Export	1,945	40.4	1,214	27.8	1,567	35.7	1,235	27.5	1,764	32.8	1,446	23.0

Total	4,820	100.0	4,369	100.0	4,384	100.0	4,493	100.0	5,378	100.0	6,299	100.0

Exports by Region
Asia	543	11.3	268	6.1	79	1.8	47	1.1	57	1.1	47	0.7
North America(1)	662	13.7	479	11.0	729	16.7	600	13.4	970	18.0	651	10.4
Latin America	146	3.0	101	2.3	142	3.2	92	2.0	122	2.3	94	1.5
Europe	510	10.6	298	6.8	563	12.8	455	10.1	548	10.2	601	9.5
All Others	84	1.7	68	1.6	54	1.2	41	0.9	67	1.2	53	0.9

Total Exports	1,945	40.4	1,214	27.8	1,567	35.7	1,235	27.5	1,764	32.8	1,446	23.0

(1)	Sales to Mexico are included in North America.
(2)
Total gross operating revenues presented above differ from amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products, which in 2005 represented US$304, in 2006 represented US$320 and in 2007 represented US$679.

Sales by Steel Product

     The following table sets forth our market shares for sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the IBS.

CSN Domestic Market Share
	2005	2006	2007

	(As a percentage of the market for each product)
Hot-rolled Products	29.0%	25.0%	31.0%
Cold-rolled Products	19.0%	19.0%	21.0%
Galvanized Products	44.0%	42.0%	44.0%
Tin Mill Products	99.0%	98.0%	98.0%

Sales by Industrial Segment

     We sell our products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

CSN Sales by Industrial Segment in Brazil
	2005	2006	2007

	(In percentages of total domestic volume shipped)
Distribution	33.8%	38.0%	43.3%
Packaging	22.5%	21.9%	16.3%
Automotive	17.4%	14.6%	14.6%
Home Appliances/OEM	15.2%	15.4%	13.3%
Construction	11.0%	10.2%	12.5%

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

Seasonality

     Our sales are subject to seasonality. It is well known in both the international and domestic steel market that demand is lower in the first six months of the year, which directly affects sales. On the other hand, demand normally increases in the third quarter. Our sales force considers this seasonality in its planning while, at the same time, seeks to keep production stable by offsetting domestic market fluctuations with exports to other markets.

Facilities

Steel Mill

     The Presidente Vargas steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately 3.8 square km and containing five coke batteries (three of which are currently in operation), three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, which is also referred to as a BOF shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

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

Downstream Facilities

     GalvaSud. We own 100% of GalvaSud, which produces and sells galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry. GalvaSud has an annual capacity of 350,000 tons. For further information on the acquisition of GalvaSud, see “Item 4A. History and Development of the Company—Acquisitions”.

     CSN Paraná. Our branch CSN Paraná produces and supplies plain regular galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 100,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

     Metalic. We hold 100% of the shares of Cia. Metalic Nordeste, or Metalic. Metalic is the only two-piece steel can producer in all Americas. It has approximately 45% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas steelworks.

     Prada. We own 100% of Prada. Prada is the largest steel can manufacturer in Brazil and produces more than one billion steel cans in its three production units located in the States of São Paulo, Rio Grande do Sul and Minas Gerais, in the southeastern and southern regions of Brazil and, accordingly, is one of our major customers of tin mill products. Currently, we are the only Brazilian producer of tin-coated products, Prada’s principal raw material. Prada has important customers in the food and chemical industries including processes and packages of vegetables, fishes, dairy products, lubricants, aerosols, paints and varnishes, and other business activities. For further information on the acquisition of Prada, see “Item 4A. History and Development of the Company—Acquisitions.”

     CSN LLC. CSN LLC holds the assets of former Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana. This facility has an annual production capacity of 180,000 tons of cold-rolled products and 315,000 tons of galvanized products. Currently, CSN LLC is obtaining hot coils by buying slabs from us and then having them converted into hot coils by local steel companies or buying hot rolled coils directly from mills in the United States. See “Item 4B. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

     Lusosider. We own 100% of Lusosider, a producer of hot-dip galvanized products, cold-rolled and tin plate located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240,000 tons of galvanized products, 50,000 tons of cold rolled and 60,000 tons of tin plate annually. Its main customers include service centers, tube making, can making and steel packaging industries. For further information on the acquisition of the remaining 50% of the capital stock of Lusosider, see “Item 4A. History and Development of the Company—Acquisitions.”

     INAL. Indústria Nacional de Aços Laminados S/A, or INAL, is our subsidiary and a distributor of laminated steel founded in 1957. Currently, INAL is the number one in the Brazilian distribution market, with 600,000 tons/year of processing capacity installed. INAL has three steel service centers and five distribution centers strategically located in the Brazilian territory. Its main and biggest service center is located in Mogi das Cruzes between São Paulo and Rio de Janeiro. INAL has a service center located in Camaçari, in the State of Bahia, to support sales in the Northeastern and North regions of Brazil. Its product mix also includes sheets, slit coils, sections, and tubes, roofing in standard or customized format, according to client’s specifications. INAL processes all range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

Mines and Mineral Reserves

     We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese on the local market.

     We own 100% of each of our mines. In addition, each mine is an “open pit” mine. See the map under “Item 4D. Property, Plant and Equipment” for the location of the mines in relation to the Presidente Vargas steelworks and for information on the reserves at our Casa de Pedra mine and resources at Engenho and Fernandinho mines.

     Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra (CSN’s property), Pires Beneficiation Plant and Fernandinho Mine (both Namisa’s property).

     The Casa de Pedra facilities are located in the city of Congonhas do Campo, in the state of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguai Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual run-of-mine capacity of approximately 60 million and 21.5 million tons, respectively.

     Most of the run-of-mine of the Pires Beneficiation Plant comes from our Engenho mine, which is located at the northern border of the Casa de Pedra mine. Pires Beneficiation Plant has the capacity to process 8.28 million tons per year. From this total, 5 million tons are currently provided by the Engenho mine and the balance is purchased from third parties.

     The Fernandinho mine is located in the city of Itabirito, in the state of Minas Gerais. This unit processes crude ore purchased from third parties, which along with its own run-of-mine, totaled 1.5 million tons of feed in 2007.

     Until 2001, we held an interest in CVRD, Latin America’s largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our interest in Valepar to certain companies and pension funds, including Bradespar S.A. and Litel Participações S.A. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A. and the subsequent sale of Valia’s (CVRD’s pension fund) 10.3% interest in our company in 2003, CVRD obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates’ needs.

     In view of certain acquisitions made by CVRD in 1995, the Conselho Administrativo de Defesa Econômica, the Brazilian anti-trust agency, or CADE, issued a decision in August 2005 pursuant to which CVRD would have to choose between its share participation in Ferteco Mineração S.A. (Ferteco) or its rights of first refusal mentioned above. Such decision is being challenged by CVRD before the Brazilian courts. In view of certain additional decisions of the relevant authorities involved in such disputes, we filed with CADE a statement of compliance with the administrative order that imposed that the parties should refrain from performing the rights or first refusal of CVRD related to Casa de Pedra mine. This statement of compliance was publicly announced through a notice to the market (fato relevante) on January 17, 2008.

     Limestone and Dolomite Mine. Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located at Arcos, in the state of Minas Gerais. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe this mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 45 years. The mining facility is located 455 km from the Presidente Vargas steelworks.

     Tin. We own a tin mine and a smelter located in the state of Rondônia. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Center. The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into Mining Group (Grupamento Mineiro n” 131/92). The reserves provided were recognized by DNPM, Brazil’s competent authority for the reporting of ore reserves. The reserves and resources presented are “in situ.” For further information on this acquisition, see “Item 4A. History and Development of the Company—Acquisitions.”

Electricity Distribution and Generation

     Thermoelectric Co-Generation Power Plant. We completed construction of a 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks in December 1999. Since October 2000, the plant has provided the Presidente Vargas steelworks with approximately 60% of its electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and blown air for the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere.

     Itá Hydroelectric Facility. We and Tractebel Energia S.A., or Tractebel, each own 48.75%, and Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5%, of Itá Energética S.A., or ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Tractebel owns directly the remaining 39.5% of the Itá hydroelectric facility.

     The power facility was built under a project finance structure with an investment of approximately US$860 million. The long-term financing for the project was closed in March 2001 and consisted of US$78 million of debentures issued by ITASA, a US$144 million loan from private banks and US$116 million of direct financing from BNDES, all of which are due by 2013. The sponsors of the project have invested approximately US$306 million in this project.

     Itá has an installed capacity of 1,450 MW, with a firm guaranteed output of 668 MW, and, became fully operational in March 2001.

     We and the other shareholders of ITASA have the right to take our pro rata share (proportionally to our interests in the project) of Itá’s output pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Since October 2002, we have been using our entire Itá take internally.

     Igarapava Hydroelectric Facility. We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant attained its full installed capacity of 210 MW, corresponding to 130 MW of firm guaranteed output as of December 31, 2007. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines. The remainder is consumed by the Presidente Vargas steelworks or sold into the energy market.

Railways

     Southeastern Railway System. We own 32.9% (20% of the voting capital) of MRS Logística S.A., or MRS, which has a concession to operate, through the year 2026, the assets of Brazil’s Southeastern railway system. The Brazilian Southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links the mines located in the State of Minas Gerais to the ports located in the States of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 26% of the Brazilian Southeastern railway system’s total volume. As of December 31, 2007, US$1,974 million were outstanding and payable by MRS to the Brazilian government federal agencies within the next 19 years, of which US$1,902 million are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). While we are jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from borrowings.

     Northeastern Railway System. We and the Steinbruch family each hold 46.9% of the capital stock of Companhia Ferroviária do Nordeste, or CFN, which has a 30-year concession to operate the assets of Brazil’s Northeastern railway system. The Northeastern railway system covers 4,238 km of track and operates in the States of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. In 2006, CFN was authorized by the Brazilian transport agency – ANTT and by our Board of Directors to merge Transnordestina, a large-gauge world-class railway track, into it. As of December 31, 2007, US$20.0 million was outstanding over the remaining 19-year term of the concession, of which US$19.6 million are treated as an Off-Balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). We and the Steinbruch family are jointly and severally liable for the full payment of the outstanding amount. For more information on the merger and financings for Transnordestina, see “Item 4E. History and Development of the Company—Planned Investments—Transnordestina.”

Port Facilities

     Solid Bulks Terminal. We hold the concession to operate a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in Rio de Janeiro State, for a term expiring in 2022 renewable for 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and CFM by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to unload at least 3.4 million metric tons of coal and coke from our suppliers through the terminal annually, as well as shipments from third parties. Among the approved investments that we announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 160 million tons of iron ore per year. For further information, see “Item 4A. History and Development of the Company—Planned Investments—Iron Ore Project (Casa de Pedra).”

     Container Terminal. We own 100% of Sepetiba Tecon S.A., or Tecon, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2007, US$182 million (R$ 322.4 million) of the cost of the concession remained payable over the next 19 years of the lease. The Itaguaí Port is located in the heart of Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represents more than 60% of the Brazilian gross domestic product, or GDP. The Brazilian Federal Port Agency has allocated US$38 million to port infrastructure projects such as expanding the maritime access channel and increasing the depth from 18.5 meters to 20 meters. In addition, significant investments are also being made by the Brazilian federal government in adding two extra lanes to the Rio Santos road, in constructing the Rio de Janeiro Metropolitan Bypass, a beltway which will cross Rio de Janeiro metropolitan area. Also, MRS railway is investing in an extra rail track along the way to the Itaguaí port. These factors, combined with favorable natural conditions, like natural deep waters and low urbanization rate around port area, allow the operation of large vessels as well as highly competitive prices for all the services rendered, result in the terminal being a major hub port in Brazil. For further information on our planned investments relating to our Itaguaí CSN Logistics Platform Project, see “Item 4A. History and Development of the Company—Planned Investments—Itaguaí CSN Logistics Platform Project.”

     In 2007, Tecon handled 257,918 TEUs, becoming the largest container terminal in the state of Rio de Janeiro and one of the largest in Brazil. A total of US$15 million was spent in 2007 in purchasing two super post-panamax container cranes capable of serving vessels of up to 8,000 TEUs capacity and two RTGs to work in the container yard. The new container cranes boosted annual handling capacity from 280,000 to over 400,000 TEUs, and turned Tecon into the only terminal in Brazil to possess four super post-panamax gantries. We intend to use this port to ship all our exports of steel products. In 2007, more than 70% of the steel products we exported, 866,890 tons, were shipped from this port.

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

     Our insurance policy provides us coverage for up to US$100 million on damaged equipment and US$750 million on business interruption.

     On January 22, 2006, we were affected by an accident involving equipment adjacent to Blast Furnace No. 3, mainly impacting our powder collecting system. As a result of this accident the equipment production was interrupted until the end of the first semester of 2006. The cause of the accident was expressly covered by the terms of the insurance policy, as formally confirmed by the insurance company. We estimate total losses resulting from this accident of approximately US$650 million of which we have already received payment of US$360 million (R$736 million).

     Based on preliminary reports issued by independent consultants and on the confirmation of the insurance coverage by the insurance company, we recognized up to December 31, 2006, the amount of US$342 million (R$730 million)related to costs incurred to purchase slabs from third-party sources and fixed expenses as an offset to cost of sales and US$9 million (R$19 million)as an offset to cost of sales corresponding to the income in the write-off of damaged assets (net book value of approximately US$81 million (R$173 million)).

     On December 31, 2007, we maintained a balance receivable from losses claimed in the amount of US$105 million (R$186 million). We do not identify any risk in such credit, taking into account the international reputation, the prestige and the ratings of the insurance and reinsurance companies and we consider this as a current asset of CSN based on the fact that we expect to receive such amount in the next 12 months.

Intellectual Property

     We have entered into several technical assistance contracts with a number of foreign steel companies and technical cooperation agreements with universities and research institutes in order to provide us with assistance and advice related to specific products and processes. Moreover, we have certain patent applications pending before, in addition to several patents approved by, the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We also own licenses for patents relating to a number of our products and processes.

Competition

     Both the worldwide and the Brazilian steel markets are intensely competitive. The primary competitive factors in these markets include quality, price, payment terms and customer service. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute the steel. These steel substitutes include plastics, aluminum, ceramics, glass and concrete, each one in a specific industrial segment.

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

     The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2005		2006		2007

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million		(In million		(In million
		tons)		tons)		tons)
Usiminas(1)	1	8.7	1	8.8	1	8.7
Gerdau(2)	2	7.6	2	7.7	2	8.1
CSN(3)	3	5.2	5	3.5	4	5.3
ArcelorMittal Tubarão(4)	4	4.8	3	5.1	3	5.7
ArcelorMittal Aços Longos	5	3.3	4	3.6	5	3.7
Others		2.0		2.2		2.2

Total		31.6		30.9		33.8

Source: IBS
(1)	Since 1999, Usiminas has had a majority stake in Cosipa, and the companies acted as a group. In 2005, Cosipa was merged into Usiminas. Data from Cosipa have been merged data from Usiminas.
(2)	Data from Aços Villares have been merged with data from Gerdau.
(3)	In 2006, CSN’s production was negatively affected by an accident of its biggest blast furnace. Since the second half of that year, CSN has been operating at its full capacity.
(4)
In 2005, Arcelor S.A. accomplished a shareholder restructuring of its companies in Brazil, resulting in a consolidation of its stakes on CST, Belgo and Vega do Sul in a new company called Arcelor Brasil.

Competitive Position — Global

     During 2007, Brazil retained its place as the largest producer of crude steel in the Latin America, with a production output of 33.8 million tons and a 2.5% share of total world production, according to data from IBS. In 2007, Brazil was the ninth world’s steel producer, accounting for approximately half of total production in Latin America, approximately twice the size of Mexico’s and approximately one-third of U.S. steel production, according to data from the International Iron and Steel Institute, or IISI. Brazilian exports in 2007 reached 9.9 million tons of finished and semi-finished steel products.

     We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin and strong demand, such as, tin mill and galvanized. We have relatively low-cost and sufficient availability of labor and energy and own high-grade iron ore reserves that we believe more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our position in the world steel market in light of the highly competitive international situation with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See “Item 4B. Business Overview-Government Regulation and Other Legal Matters—Proceedings Related to Protectionist Measures” for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages of the Brazilian Steel Industry

     Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore, low-cost labor and energy resources and good quality infrastructure (principally railways and ports). Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. Nevertheless, Brazil’s products have lost partially their competitiveness, mainly affected by the valuation of the real since the beginning of 2006, which resulted in the increase of the price of our products. Despite all these factors, we believe Brazil’s average cost of steel production is one of the lowest in the world.

     As in most domestic markets, the domestic price of steel in Brazil has historically been higher than its export price. The low production costs in Brazil are a barrier to foreign steel imports. Consequently, most of the steel sold in the Brazilian steel market is manufactured by Brazilian producers, and we do not believe that sales in Brazil by foreign producers will increase significantly or that steel prices in Brazil will decrease significantly because of competition from foreign steel producers.

     Greenfield competition from new market entrants would be discouraged by existing participant’s ties to sources of raw materials and well-established distribution networks. In the last years, several foreign competitors announced their intention to undertake greenfield projects in Brazil. To date, they are still determining the feasibility of such projects. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

Government Regulation and Other Legal Matters

     Promoting responsible environmental and social management is part of our business. We prioritize processes and equipments that offer the most modern and reliable technologies on environmental risks monitoring and control. We operate a corporate environmental department managed under an Environmental Management System (“EMS”), compliant with ISO 14001:2004 requirements. In addition, we have a factory committee for environmental management composed of professionals from all departments of CSN’s main steelworks. This technical assembly usually meets every week to discuss eventual problems and to identify risks and aspects of the operations in which the group can act pro-actively, in order to prevent possible environmental damages and harm.

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

     The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level complemented by a current process of regulations reviews and new propositions at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas steelworks is located, are plant-specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have operating permits.

     In 2007, we requested and obtained several emissions permits and renewals of environmental permits, both for current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics, including; the expansion of the Casa de Pedra mine; the expansion of the Presidente Vargas steelworks; the expansion of the TECAR – Solid Bulks Terminal of Itaguaí Port, in the State of Rio de Janeiro, or TECAR, aiming at exports of iron ore; the construction of a cement clinker plant at Arcos and of a cement mill at Volta Redonda and the construction of a pelletizing plant in Arcos.

Environmental Expenditures and Claims

     Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of US$94.1 million in 2005, US$109.0 million in 2006 and US$144.9 million in 2007 (R$282.3 million).

     Our investments in environmental projects during 2007 were related mainly to: (1) operations and maintenance of environmental control equipments (2); development of environmental studies for permit applications and (3) studies monitoring and remediation of environmental liabilities due to prior operations, mainly before our privatization. From a total of US$144.9 million (R$282.3 million) spent in 2007, US$48.8 million (R$95.1 million) constituted capital expenditures and US$ 96.1 million (R$187.2 million) constituted operational expenditures.

     Our main environmental claims on December 31, 2007 are related to cleaning-up obligations at former coal mines decommissioned in 1989; legal environmental compensation projected for new projects at the States of Minas Gerais and Rio de Janeiro; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. We did not include in the accruals any environmental liabilities related to ERSA, as they were born by its former owner (CESBRA/BRASCAN).

     We reserve an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We record provisions for all environmental liabilities and obligations for which we are formally enforced by competent judicial and administrative authorities. As of December 31, 2007, we had provisions for environmental liabilities in the total amount of US$31.2 million (R$55.2 million) (US$25 million as of December 31, 2006), which our management and legal advisors consider sufficient to cover all probable losses. For further information, see Note 18(b) to our consolidated financial statements included in “Item 18. Financial Statements.”

Mining Concessions

     Our mining operations are governed by the Brazilian Federal Constitution and the Mining Code and are subject to the laws, rules and regulations promulgated pursuant thereto. Under the Brazilian Constitution, all mineral resources belong to Brazil. Our mining activities at the Casa de Pedra mine are performed based on a Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our mining activities at Engenho and Fernandinho mines are based on a concession, which grants us the right to mine for as long as ore reserves exist. Our mining activities at the Bocaina mine are based on a concession under the same conditions. See “Item 4D. Property, Plant and Equipment” for further information on our reserves at the Casa de Pedra mine and resources at Fernandinho and Engenho mines.

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

Proceedings Related to Protectionist Measures

     Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations from importing countries. These investigations resulted in duties that limit our access to certain markets. Despite the imposed limitations, our exports have not been significantly affected, as we were able to re-direct our sales from restricted markets to other markets, and also because the volume of exports or products available for exports was smaller as a result of the increased demand from our domestic market.

     Following are summaries of the protectionist measures to which our exports are subject. The widespread adoption of protectionist measures, even if by countries that have not been important markets for us, might nevertheless adversely impact the international markets for our products.

United States

     Anti-dumping and Countervailing Duties. In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries. In February 1999, the U.S. Department of Commerce, or DOC, reached a preliminary determination on the anti-dumping and countervailing duties margins. We were found to have preliminary margins of 50.7% for anti-dumping, and of 6.6% for countervailing duties. In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC. In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27% . Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the countervailing duties investigation, which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, countervailing duties of 6.4% became effective in September 2004, to be applied to imports of hot-rolled products from Brazil. In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margins of dumping from the DOC. Final determination was issued in October 2005 and the “zero” margin of dumping found by the DOC was confirmed.

     Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the International Trade Commission and the DOC, through the Import Administration- I.A. that was initiated in May 2004. Final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders until May 12, 2010.

     In October 2005, the DOC initiated an administrative review of the investigation of subsidies and countervailing duties involving hot-rolled products. As the petitioners gave up on their participation in the review, it was terminated by the DOC in February 2006. Since the countervailing duties refer to subsidies related to the privatization period, which period was fixed in fifteen years by the investigation, by the time the next expiry review is held by the International Trade Commission, in 2010, the effects of the subsidies involved will have been terminated, and therefore, the imposition of the countervailing duties will be discontinued.

Canada

     Anti-dumping. In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, with the imposition by Canada of an anti-dumping tax of 26.3% on imports of those products from Brazil, with minimum prices to be observed. In August 2002, the Canada Border and Services Agency, or the CBSA, initiated a revision of the values previously established and, in March 2003, the revised values were issued. These values are adjusted whenever there is an adjustment of the Canadian domestic prices. In February 2005, the CBSA initiated a reinvestigation of hot-rolled sheets and coils. We did not participate in this investigation.

     In December 2005, the Canadian International Trade Tribunal, or CITT initiated an expiry review of hot-rolled products, in which we participated. A final determination was issued in August 2006, determining the continuation of the anti-dumping order for hot-rolled products. As a result, exports of our hot–rolled products to Canada are subject to anti-dumping duties of 77%.

Argentina

     Anti-dumping – hot-rolled products. Argentina commenced an anti-dumping investigation of hot-rolled products from Brazil, Russia and Ukraine in October 1998. In April 1999, the Argentinean government applied a provisional anti-dumping order on Brazilian imports, fixing a minimum price of US$410 per ton FOB (free on board), for four months ending in August 1999.

     In December 1999, the Argentine government accepted a suspension agreement of the anti-dumping measures, providing for quotas of 36,000 tons for the first year, 38,000 tons for the second and 39,000 tons for the third, fourth and fifth years, and minimum prices from US$325 to US$365 per ton CFR FO (cost, insurance and freight, free out), subject to quarterly adjustments based on the publication of the Argentine National Institute of Statistics and Census, or INDEC.

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

     In June 2006, Argentina published resolution No. 412/2006 terminating the anti-dumping investigation for hot-rolled products from Brazil, Russia and Ukraine, determining to Brazil the margin of 147.95% . The application of anti-dumping duties was replaced by a price commitment set forth in that same resolution, valid for five years from its publication, on June 6, 2006.

Overview of Steel Industry

World Steel Industry

     The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non- integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 66% of worldwide crude steel production in 2007, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 34% of worldwide crude steel production in 2007, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini- mills.

     Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1990 through 2004, total global crude steel production ranged between approximately 770 million and 1.1 billion tons per year. In 2007, it reached 1.3 billion tons, representing a 7.5% increase compared to 2006. According to the IISI, global finished steel demand is expected to reach 1.3 billion tons in 2008, representing a 6.1% increase compared to 2007.

     Developing economies have been increasing their own production capacity. In 2007, China increased its crude steel production by approximately 16% when compared to the Chinese production in 2006. Excluding Chinese figures, the world’s average increase was 3% in 2007.

     As a traditional global exporter and with its large steel production capacity, Brazil has consistently exported a substantial portion of its production. In 2007, steel production totaled 33.8 million tons, from which 9.9 million tons were designated to exports, compared to a total production of 30.9 million tons and exports of 11.7 million tons in 2006. Domestic sales in 2007 and 2006 amounted to 20.5 million tons and 17.5 million tons, respectively.

     Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of semi-finished steel products aggregated 5.7 million tons in 2006 and 5.1 million tons in 2007, which represented 49% and 52% of total steel exports for both periods, respectively.

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

Domestic Demand

     Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 110 kilograms in 2006, which is low when compared to levels in developed country such as the United States, where the per capita crude steel consumption in 2006 was of 444 kilograms, and Germany, where the consumption was of 607 kilograms.

     In 2005, despite a good global conjuncture, the Brazilian economy exhibited a modest growth of 2.3% . From 2005 to 2006, total domestic steel sales increased 9.2%, from 16.1 to 17.5 million tons. Sales of flat steel products increased 8.4% in 2006, from 9.8 to 10.6 million tons. In 2007, supported by a 5.4% increase in Brazilian GDP, the sales of flat steel products increased 17.4%, compared to 2006.

     The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector, which is dependent on domestic consumer confidence, which, in turn, is linked to the economic and political record of the current government administration. Despite the moderate growth rate performed by Brazilian economy, the consumer durable goods sector exhibited a 12.2% and 6% increase in 2005 and 2006, respectively. Over the past years, General Motors, Ford and Volkswagen, automobile manufacturers already in Brazil, made significant investments. In addition, Renault, Honda, Daimler-Chrysler, Audi and Peugeot/Citroen built new facilities in Brazil. In 2006, 2.6 million vehicles were produced and in 2007 a total of 3 million vehicles were produced in Brazil, representing a 13.9% increase compared to 2006.

Market Participants

     According to IBS’ associated companies, the Brazilian steel industry is composed of 13 producers, with an installed annual capacity of approximately 41 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For information on the production by the largest Brazilian steel companies for the years ended December 2005, 2006 and 2007, see “Item 4B. Business Overview—Competition—Competition in the Brazilian Steel Industry.”

Capacity Utilization

     Total Brazilian nominal capacity in 2007 was estimated at 41 million tons, compared to 37 million tons of capacity in 2006. The Brazilian steel industry operated at approximately 82% of nominal crude steel capacity during 2007, contrasting with 83% from the previous year.

Exports/Imports

     In 2007, Brazilian steel exports totaled 9.9 million tons, representing 33% of total Brazilian steel sales (domestic plus exports), accounting for US$6.6 billion in export earnings for Brazil in 2007. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2007, supply totaled 33.8 million tons, compared to apparent consumption of 22 million tons.

     Brazil also enjoys a diversified steel export market. In 2007, export sales were made to over 120 countries. North America and South America were Brazil’s main export markets, accounting for 20% and 32%, respectively, of all Brazilian steel exports in such year. United States was the main destination, representing 19% of total exports. The European Union was responsible for 21% of the Brazilian steel exports in 2007, while Asia, Africa and the Middle East were responsible for 27%. The ten largest markets, taken together, accounted for 63.4% of Brazil’s steel exports in 2007. See also “Item 4B. Business Overview—Competition.”

     As a result, Brazil is a negligible importer of foreign steel products. Steel imports were 1.6 million tons, or 7.3% of apparent domestic consumption in 2007, compared to 1.9 million tons, or 10.1% in 2006, according to IBS.

4C. Organizational Structure

     We do business directly and through subsidiaries. For more information on our organizational structure, see Note 1(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

4D. Property, Plant and Equipment

     Our principal executive offices are located in the city of São Paulo, São Paulo State at Avenida Faria Lima, 3400, 20th floor (telephone number 55-11-3049-7100), and our main production operations are located in the city of Volta Redonda, in the State of Rio de Janeiro, located approximately 120 km from the city of Rio de Janeiro. Presidente Vargas steelworks, our steel mill, is an integrated facility covering approximately 3.8 square km and located in the city of Volta Redonda in the State of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the State of Minas Gerais, which borders the State of Rio de Janeiro to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to the city of Volta Redonda.

     The table below sets forth certain material information regarding our property as of December 31, 2007.

Productive
Facility	Location	Size	Use	Capacity	Title	Encumbrances

Presidente Vargas	Volta Redonda,	3.95 square km	steel mill	5.6 million tons per	owned	None
steelworks	State of Rio de			year (“mtpy”)
Janeiro

GalvaSud	Porto Real, State of	0.27 square km	galvanized steel	350,000 tons per	owned	mortgage(1)(2)
	Rio de Janeiro		producer	year

CSN Paraná	State of Paraná	0.98 square km	galvanized and pre-	100,000 tons of pre-	owned	None
			painted products	painted product and
220,000 tons of
pickled hot-rolled
coils

Metalic	State of Ceará	0.10 square km	steel can	900 million cans per	owned	mortgage(3)
			manufacturer	year

Prada	States of São Paulo,	SP – 0.14 square km;	steel can	1 billion cans per	owned	None
	Santa Catarina and	MG – 0.02 square km ;	manufacturer	year
	Minas Gerais	SC – 0.008 square km;

Heartland Steel	Terre Haute,	0.78 square km	cold-rolled and	800,000 tons of	owned	None
	Indiana, USA		galvanized products	cold-rolled products
and 315,000 tons
per year of
galvanized products

Productive
Facility	Location	Size	Use	Capacity	Title	Encumbrances

Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized,	240,000 tons of	owned	None
			cold-rolled and tin	galvanized
			products	products, 50,000 of
cold rolled and
60,000 of tin plates
per year

INAL	Mogi das Cruzes,	0.20 square km	distributor	730,000 tons per	owned	None
	State of São Paulo			year

Casa de Pedra mine	Congonhas, State of	44,57 square km	iron ore mine	60.0 mtpy (4)	owned (8)	None
Minas Gerais

Engenho mine	Congonhas, Minas	2.87 square km	iron ore mine	5.0 Mtpy	concession	None
Gerais state

Fernandinho mine	Itabirito, Minas	1.84 square km	iron ore mine	2,0 Mtpy	concession	None
Gerais state

Bocaina mine	Arcos, State of	4.11 square km	limestone and	4.0 mtpy	concession	None
	Minas Gerais		dolomite mines

ERSA mine	State of Rondônia	0.015 square km	tin mine	1,800 tons	concession	None

Thermoelectric co-	Volta Redonda,	0.04 square km	power plant	238 MW	owned	None
generation power	State of Rio de
plant	Janeiro

Itá	Uruguay River -	9.87 square km	power plant	1,450 MW	concession	None
Southern Brazil

Igarapava	State of Minas	5.19 square km	power plant	210 MW	concession	None
Gerais

Southeastern	Southern and	1,674 km of tracks	railway	--	concession	None
Railway System (5)	Southeastern
regions of Brazil

Companhia	Northern and	4,238 km of tracks	railway	--	concession	None
Ferroviária do	northeastern regions of Brazil
Nordeste (6)

TECAR at Itaguaí	State of Rio de	0.69 square km	raw materials	4 mtpy	concession	None
Port	Janeiro

Container terminal -	State of Rio de Janeiro	0.44 square km	containers	2 mtpy	concession	None
TECON at Itaguaí
port

Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(7)/ /Collateral
/ mortgage(2)

Land	State of Santa	6.22 square km	undeveloped	--	owned	pledge(8)/ Collateral
Catarina

Land	State of Minas	29.09 square km	undeveloped	--	owned	None
Gerais

(1)	Pursuant to a loan agreement entered into by the State of Rio de Janeiro and Galvasud as of May 4, 2000.
(2)	Pursuant to a loan agreement entered into by Kreditanstatt Für Wiederafbau, Galvasud and Unibanco as of August 23, 1999.
(3)	Pursuant to an industrial letter of credit issued by Banco do Nordeste do Brasil to Metalic, as of June 5, 2001, with maturity on February 5, 2011.
(4)	For information on mineral resources at our Casa de Pedra mine, see table under “—Casa de Pedra Mine” below.
(5)	We indirectly hold the concession through MRS.
(6)	We indirectly hold the concession through CFN.
(7)	Pledged pursuant to various legal proceedings, mainly related to tax claims.
(8)	Based on the Manifesto de Mina. See, “Item 4A. History and Development of the Company—Government Regulation and Other Legal Matters—Mining Concessions.”

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

Reserves at Casa de Pedra mine

     We have concluded an extensive, multi-year study of our iron ore reserves at our Casa de Pedra mine located in the city of Congonhas do Campo, in the state of Minas Gerais. The study consisted of three phases. Phase one, which was completed in 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at the Casa de Pedra site. Phase three started in 2005 and involved a complete revaluation of reserves.

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

     The reserves of the Casa de Pedra mine are sufficient to produce about 50 Mtpa and provide CSN the opportunity to develop a new age in its mining business.

     Now we are extending our drilling campaign with 10.000m more to increase and improve our knowledge about Casa de Pedra deposit. When this drilling campaing has finished we will audit the reserves again.

Resources at Fernandinho and Engenho mines

     An initial study was done at Fernandinho and Engenho mines to define the geological resources and final pits. As this study was preliminary and we are drilling 10.000m at both mines this year, we did not have reserve numbers that could be audited yet. We expect that, as soon this drilling campaing have finished and a new model and final pit have been done this reserve could be audited and incorporated at CSN mineral deposits.

     The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve study. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

	MINERAL RESOURCES
						Mineral Deposits
	Proven and Probable Reserves(1)					Resources(2)

					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	1,095	514	47.79% Fe	Itabirite (79%)	960	8,364
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		868
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		584
Total Iron:	1,095	514			960	9,816

Limestone and Dolomite:	Proven(6)	Probable(7)

Bocaina			49.4%CaO	Limestone (86%)
(Arcos, Minas Gerais)	132.3	46.6	3.78%MgO	Dolomite (14%)	174.9	1,199
	Proven+Probable (Mm3)
					(tons)	Resources (Mm3)
Tin
(Itapoã do Oeste,				Paleo valley and
Rondônia)	42.27			shallow	24,612	96.81

(1)	Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)	Includes inferred tonnages.
(3)	Represents run-of-mine material.
(4)	Grade is the proportion of metal or mineral present in ore or any other host material.
(5)	Represents total product tonnage after mining and processing losses.
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

Item 4A. Unresolved Staff Comments

     The SEC has advised us that it has reviewed our amended Annual report on Form 20-F/A for the fiscal year ended December 31, 2004 (the “2004 Form 20-F” ) and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 included therein, filed with the SEC on April 27, 2006. Based on its review of that document, the SEC provided us with comments and questions. The unresolved staff comments are related to the accounting treatment of our accruals for disputed taxes payable that relates to certain tax liabilities for which we are disputing payment and the use of certain tax credits to offset such tax liabilities. Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F with respect to those or other issues. The company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 included in “Item 18. Financial Statements.” Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

5A. Operating Results

Overview

The primary factors affecting our results of operations include:

  the cyclical dynamics of supply and demand for steel products both inside and outside Brazil, including the prices for such products;

  the cyclical dynamics of supply and demand for iron ore both inside and outside Brazil, including the prices for such products;

  the mix of products sold by us (between domestic and export sales and between lower value-added and higher value-added products);

  our production costs; and

  Brazilian economic conditions generally, including changes in the real exchange rate against other currencies, particularly the U.S. dollar.

Markets and Product Mix

Supply and Demand for Steel

     Prices of steel are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic cycles, and to available production capacity. While the export price of steel (which is denominated in U.S. dollars or Euros, depending on the export destination) is the spot price, there is no exchange trading of steel or uniform pricing. Unlike other commodity products, steel is not completely fungible due to wide differences in terms of size, chemical composition, quality and specifications, all of which impact prices. Many companies (including us) discount their list prices for regular customers, making their actual transaction prices difficult for us to determine.

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

     The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2005	2006	2007

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production(1)	22,579	23,504	25,850
Apparent Consumption	16,806	18,533	22,041
Hot-Rolled Coils and Sheets
Production	4,249	4,074	4,326
Apparent Consumption	2,600	2,822	3,354
Cold-Rolled Coils and Sheets
Production	3,206	3,227	3,412
Apparent Consumption(1)	2,253	2,526	2,900
Galvanized Sheets
Production(1)	1,883	2,293	2,459
Apparent Consumption(1)	1,540	1,879	2,154
Tin Mill
Production(1)	741	828	932
Apparent Consumption(1)	504	655	640
Global Market (in millions of tons)
Crude Steel Production	1,132	1,244	1,344
Demand	1,013	1,113	1,202
________________________________________

Source: IBS and IISI
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

Sales Volume and Net Operating Revenues by Steel Products and Markets

     The following table sets forth our steel product sales volume and net operating revenues by product and market.

	Sales Volume

	Metric Tons			% of Sales Volume

				In Market				Total

	2005	2006	2007	2005	2006	2007	2005	2006	2007

	(In thousands of metric tons)			(In percentages)
Domestic Sales
Slabs	46	46	84	2	2	2	1	1	2
Hot-rolled	1,037	1,003	1,535	36	35	43	22	22	28
Cold-rolled	399	439	557	14	16	15	8	10	10
Galvanized	726	736	873	25	26	24	15	17	16
Tin Mill	667	594	565	23	21	16	14	14	11

Sub-total	2,875	2,818	3,614	100	100	100	60	64	67

Export sales
Slabs	86	120	310	4	8	18	2	3	6
Hot-rolled	717	289	93	38	19	5	15	7	2
Cold-rolled	237	142	182	12	9	10	5	3	3
Galvanized	593	759	809	30	48	46	12	17	15
Tin Mill	312	256	370	16	16	21	6	6	7

Sub-total	1,945	1,566	1,764	100	100	100	40	36	33

Total	4,820	4,384	5,378				100	100	100

Total Sales
Slabs	132	166	394				3	4	8
Hot-rolled	1,754	1,292	1,627				37	29	30
Cold-rolled	636	581	740				13	13	13
Galvanized	1,319	1,495	1,682				27	34	31
Tin Mill	979	850	935				20	20	18

Total	4,820	4,384	5,378				100	100	100

     The following table sets forth our steel product net revenues by product and market.

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2005	2006	2007	2005	2006	2007	2005	2006	2007

	(In millions of US$)			(In percentages)
Domestic
Sales
Slabs	14	14	33	1	1	1	-	-	1
Hot-rolled	693	618	1,170	29	26	33	19	17	24
Cold-rolled	313	322	499	13	14	14	9	9	10
Galvanized	661	713	1,097	28	30	31	19	20	22
Tin Mill	669	716	754	28	29	21	19	20	15

Sub-total	2,350	2,383	3,553	100	100	100	65	66	72

Export sales
Slabs	18	43	154	1	4	11	1	1	3
Hot-rolled	327	168	62	27	14	4	9	5	1
Cold-rolled	125	93	124	10	8	9	3	3	3
Galvanized	463	659	716	39	55	51	13	18	14
Tin Mill	275	243	351	23	19	25	8	7	7

Sub-total	1,208	1,206	1,407	100	100	100	34	34	28

Total	3,558	3,589	4,960				100	100	100

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2005	2006	2007	2005	2006	2007	2005	2006	2007

	(In millions of US$)			(In percentages)
Total Sales
Slabs	32	57	187				1	1	4
Hot-rolled	1,020	786	1,232				29	22	25
Cold-rolled	438	415	623				12	12	13
Galvanized	1,124	1,372	1,813				32	38	36
Tin Mill	944	959	1,105				26	27	22

Total	3,558	3,589	4,960				100	100	100

(1)
Net operating revenues do not include revenues from non-steel products, principally by-products, services and electric energy, which amounted to US$247 million, US$257 million and US$557 million in 2005, 2006 and 2007, respectively. Net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

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

     The appreciation of the real against the U.S. dollar has the following effects on our results of operations expressed in US dollars:

  domestic revenues tend to be higher (in comparison with prior years)and this effect is magnified to the extent that we have sold more products than usual in the domestic markets;

  the impact of real-denominated costs of products sold and operating costs tends to be higher; and

  financial income is higher to the extent the exposure to dollar-denominated debt has not been protected.

     The impact during the three years ending December 31, 2007 of fluctuations in the real exchange rate against other currencies on our results of operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements. The appreciation of the real against the U.S. dollar during 2006 and 2007 affected our net results because the positive effects of such appreciation were not entirely offset by losses on derivative transactions.

     For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation

     Inflation rates in Brazil have been significantly volatile in the past, although they have stabilized in recent years. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007. These decreases in inflation are largely a result of the government’s restrictive monetary policy, including periodic changes in interest rates, and the appreciation of the real against the U.S. dollar during the past three years.

     Inflation affects our financial performance by increasing some of our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

     The table below shows the Brazilian general price inflation (according to the IGP- M) and the CDI for the periods shown.

	Year ended December 31,

	2005	2006	2007

Inflation (IGP-M) (1)	1.2%	3.8%	7.7%
CDI (2)	19.1%	15.1%	11.7%
________________________________________

Source: Fundação Getúlio Vargas, or FGV, and Bloomberg.
(1)	The IGP-M inflation is the general market price index measured by the FGV.
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

Valuation of long-lived assets, intangible assets and goodwill

     Under U.S. GAAP, in accordance with Statements of Financial Accounting Standards, or SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property, plant and equipment.

     We test goodwill for impairment in accordance with Statement of Financial Accounting Standards (SFAS 142), ‘Goodwill and Other Intangible Assets,” SFAS 142 requires that goodwill be tested for impairment at the “reporting-unit” level (Reporting Unit) at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Goodwill is tested for impairment annually in December in a two-step process. First, we determine if the carrying amount of our Reporting Unit exceeds the “fair value” of the Reporting Unit, which would indicate that goodwill may be impaired. If we determine that goodwill may he impaired, we compare the “implied fair value” of the goodwill, as defined by SFAS 142, to our carrying amount to determine if there is an impairment loss. We do not have any goodwill that we consider to be impaired.

Depreciation and amortization

     Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings -25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in the depreciation rate existing at December 31, 2007. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$33 million in the year of the change.

Fair value of business combinations

     We estimate the fair value of assets acquired and liabilities assumed of our business combinations as required by SFAS No. 141, “Accounting for Business Combinations.” Accordingly, when determining the purchase price allocations of our business acquisitions, we usually adjust to fair value certain items such as inventories, property, plant and equipment, mines, present value of long-term assets and liabilities, among others, which are determined by independent appraisals that perform the valuations for us. Also, for business combinations purposes, we identify intangible assets apart from goodwill based on the guidance provided in Appendix A of SFAS No. 141 and consider the establishments of SFAS No. 142, “Goodwill and Other Intangible Assets” as to impairment tests or definition of the useful lives of our intangibles identified apart from goodwill.

Derivatives

     SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income (outside net income), in the latter case depending on whether a transaction is designated as an effective hedge. We have not designated any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in current net income. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

     We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as amended.

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

     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1,2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

     We record liabilities for uncertain tax positions that could be challenged by taxing authorities that, in the Company’s judgment, do not meet the more likely than not threshold of being sustained upon examination, based on the facts, circumstances, and information available at the reporting date. The Company estimates and records the liability for uncertain tax positions considering the probabilities of the outcomes that could he realized upon settlement using the facts, circumstances and information available at the reporting date. It is often difficult to predict the final outcome or timing of resolution of any particular tax matter. Various events, some of which cannot be predicted, may occur that would affect our recognition of liabilities for uncertain tax positions.

Contingencies and disputed taxes

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement

No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. See “Item 5A. Operating Results–Results of Operations–2007 Compared to 2006–Disputed Taxes Payable” and “Item 8A. Consolidated Statements and Other Financial Information–Legal Proceedings ” for further information on the judicial and administrative proceedings in which we are involved.

Allowance for doubtful accounts

     We consider a provision for bad debts in our trade accounts receivable in order to reflect our expectation as to the net realizable value thereof. This provision is estimated based on an analysis of our receivables and is periodically reviewed to maintain real expectation of collectibility of our accounts receivable.

Changes on Disclosure of Financial Statements

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Recently Issued Accounting Pronouncements

     The following new accounting standards have been issued and were adopted by us as of December 31, 2007:

     FSP No. FAS 115- 1 and 124- 1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (FSP No. FAS 115- 1 and 124- 1). The FASB issued FSP No. FAS 115-1 and 124-1 in November 2005, which was effective for us beginning January 1, 2006. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, " Accounting for Certain Investments Held by Not-for-Profit Organizations", and APB Opinion No. 18. The adoption of FSP No. FAS 115-1 and 124-1 did not have a material impact on our consolidated results of operations, cash flows or financial position.

     SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140" (SFAS No. 155). In February 2006, the FASB issued SFAS No. 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for at fair value at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS No. 155 is effective for us for all financial instruments acquired, issued, or subject to remeasurement after January 1, 2007, and for certain hybrid financial instruments that have been bifurcated prior to the effective date, for which the effect is to be reported as a cumulative-effect adjustment to beginning retained earnings. The adoption of SFAS No. 155 did not have any material impact on our consolidated results of operations, cash flows or financial position.

     SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment to FASB Statement No. 140" (SFAS No. 156). In March 2006, the FASB issued SFAS No. 156, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. These servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method. SFAS No. 156 is effective for us as of January 1, 2007, and must be applied prospectively, except where an entity elects to remeasure separately recognized existing arrangements and reclassify certain available-for-sale securities to trading securities, any effects must be reported as a cumulative effect adjustment to retained earnings. The adoption of SFAS No. 156 did not have any material impact on our consolidated results of operations, cash flows or financial position.

     SFAS No. 158, "Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). In September 2006, the FASB issued SFAS No. 158, which changes the recognition and disclosure provisions and measurement date requirements for an employer’s accounting for defined benefit pension and other postretirement plans. The recognition and disclosure provisions require an employer to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation – in its statement of financial position, (2) recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (3) disclose in the notes to financial statements certain additional information. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. We are required to initially recognize the funded status of our defined benefit pension and other postretirement plans and to provide the required additional disclosures as of December 31, 2006. Retrospective application is not permitted. The adoption of SFAS No. 158 recognition and disclosure provisions are discussed in Note 16 to these consolidated financial statements.

     SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). In September 2006 the SEC issued SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Traditionally, there have been two widely-recognized approaches for quantifying the effects of financial statement misstatements. The income statement approach focuses primarily on the impact of a misstatement on the income statement — including the reversing effect of prior year misstatements — but its use can lead to the accumulation of misstatements in the balance sheet. The balance sheet approach, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a " dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 was effective for our year ended December 31, 2006. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii), under certain circumstances, recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any material impact on our consolidated results of operations, cash flows or financial position.

     In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. The adoption of FIN48 did not have any material impact on our consolidated results of operations or financial position.

     FSP No. AUG AIR- 1, "Accounting for Planned Major Maintenance Activities," (FSP No. AUG AIR- 1). In September 2006, the FASB Staff issued FSP No. AUG AIR- 1. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. The FSP also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in this FSP is effective for us as of January 1, 2007 and has been applied retrospectively for all financial statements presented. The adoption of FSP No. AUG AIR-1 did not have any material impact on our consolidated results of operations, cash flows or financial position, as we already apply the direct expensing method of accounting.

     EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF No. 06-3). In June 2006, the EITF reached a consensus on EITF No. 06-3 to address any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue’s scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for us beginning January 1, 2007. The adoption of EITF No. 06-3 did not have any material impact on our consolidated results of operations, cash flows or financial position. As discussed in Note 3 to our financial statements included in "Item 18. Financial Statements", our policy is and will continue to be to classify such taxes as a deduction from operating revenues.

     EITF Issue No. 06-6, "Debtor’s Accounting for a Modification (or exchange) of Convertible Debt Instruments" (EITF No. 06-6). In November 2006, the EITF reached a consensus on EITF No. 06-6. EITF No. 06-6 addresses how a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option should be considered in the issuer’s analysis of whether debt extinguishment accounting should be applied, and further addresses the accounting for a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option when extinguishment accounting is not applied. EITF No. 06-6 applies to modifications (or exchanges) occurring in interim or annual reporting periods beginning after November 29, 2006, regardless of when the instrument was originally issued. Early application is permitted for modifications (or exchanges) occurring in periods for which financial statements have not been issued. There were no modifications to, or exchanges of, any of our debt instruments within the scope of EITF No. 06-6 in 2006. The impact to us of applying EITF No. 06-6 in subsequent periods will be dependent upon the nature of any modifications to, or exchanges of, any debt instruments within the scope of EITF No. 06-6.

     The following new accounting standards have been issued, but have not yet been adopted by us as of December 31, 2007.

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

     SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We will measure our financial assets and financial liabilities subject to SFAS No. 159  at fair value and expect no significant impacts on our consolidated results of operations, cash flows or financial position.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination,” which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting (which Statement No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this statement. This statement’s scope is broader than that of Statement No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, accurate and comparable information than will result from applying this statement. In addition, this statement’s requirement to measure the non-controlling interest in the target at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

     In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51,” which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement No. 141(R). This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are currently evaluating the impact of such new pronouncement in our consolidated financial statements.

     SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). In March 2008, the FASB issued SFAS No. 161, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

     SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). In May 2008, the FASB issued SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (US GAAP). This Statement shall be effective 60 (sixty) days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

Results of Operations

     For purposes of comparison, the following table presents the items indicated as percentages of net operating revenues for each of the years ended December 31, 2005, 2006 and 2007 and the percentage change in each of these items from 2005 to 2006 and from 2006 to 2007:

	Year Ended December 31,			Increase (Decrease)

	2005	2006	2007	2006/2005	2007/2006

	%	%	%	%	%
Operating revenues
Domestic sales	90.6	92.3	95.7	2.9	48.8
Export sales	32.2	32.8	30.7	3.2	34.2

	122.8	125.1	126.5	3.0	45.0
Sales Taxes	(21.8)	(23.4)	(23.6)	(8.4)	45.2

Discounts, returns and allowances	(1.0)	(1.7)	(2.8)	(74.4)	129.4

Net operating revenues	100.0	100.0	100.0	1.1	43.4
Cost of products sold	48.3	54.7	55.7	14.4	46.3

Gross profit	51.7	45.3	44.3	(11.4)	40.0
Operating expenses
Selling	4.9	4.3	5.6	(10.2)	85.6
General and administrative	2.8	3.8	3.3	37.0	20.3
Other income (expense)	0.7	3.9	1.5	432.1	(42.9)

Operating income	43.3	33.3	33.9	(22.2)	45.4
Non-operating income (expenses), net
Financial income (expenses), net	(14.5)	(13.9)	(4.0)	3.1	(58.9)
Foreign exchange and monetary gain (loss), net	4.8	5.7	7.9	19.1	100.9
Other, net	0.1	0.6	1.4	633.3	236.4

Income before income taxes and equity in
results of affiliated companies	33.7	25.7	39.2	(23.0)	118.9
Income tax	11.2	7.7	9.7	(30.7)	80.4
Current	12.0	5.1	11.2	(56.8)	212.6
Deferred	(0.8)	2.5	(1.5)	416.1	186.7

Equity in results of affiliated companies	1.2	1.5	1.4	23.4	31.0

Net income	23.7	19.5	30.9	(17.0)	127.4

Year 2007 Compared to Year 2006

Operating Revenues

     Operating revenues increased by 45%, to U$6,978 million in 2007 from US$4,813 million in 2006, reflecting mainly the recovery of the total production of Blast Furnace No. 3, after the accident involving the gas cleaning system adjacent to it, on January 22, 2006. This accident prevented us from operating the equipment until the second half of 2006, and impacted our operating revenues, gross profit and operating income, as a result of reduced crude steel production and sales volumes. We have overcome the effects of the accident and total production and total sales volume increased to 5,323 million tons in 2007 from 3,499 million tons in 2006, and to 5,378 million tons in 2007 (a record for us) from 4,385 million tons in 2006, respectively.

Domestic Sales

     A healthy economic environment in Brazil; inflation rates well under control and within the target determined by the monetary authorities; declining base and long-term interest rates and the announcement of significant investment plans from the public and private sectors strongly increased the demand for steel products in 2007. Brazil’s GDP recorded growth was 5.4% in 2007, higher than the global average of 3.4% but still lower than the average registered by the emerging countries of 7.3% . In 2007 as a whole, Brazil’s flat steel sales increased 17% over the previous year, led by the automakers (annual production of 2.9 million units, 14% above the previous year), distribution (record sales of 3.3 million tons of steel products, 26% above 2006), home appliance (approximately 10% annual growth rate) and civil construction (5.5% increase over 2006 due to the greater availability of mortgage loans) segments.

     Our annual domestic sales volume increased 28% to 3,614 million tons in 2007 from 2,818 million tons in 2006, in line with our strategy of prioritizing the Brazilian market, where flat steel demand increased by approximately 17% and where we have historically generated higher profit margins.

     For the year as a whole, according to IBS, we recorded an average market share of 34% in 2007 in terms of volume, higher than the 27% recorded during the previous year. As for the product mix, once again high value-added products such as galvanized, galvalume and tin plate accounted for approximately 50% of the market share for the coated products domestic market.

     Domestic prices were adjusted twice to reflect the pent up demand in the local economy. The price of galvanized products sold to distributors and to the civil construction segment increased 6% in January and all steel products, but tin plate, increased from 10% to 14% by mid 2007. For the year as a whole, our average prices increased 6.5% in U.S. dollars, reflecting both the magnitude and timing of the price increases and the appreciation of the real against the dollar.

     In the domestic market, our operating revenues increased by 49%, to US$5,283 million in 2007 from US$3,550 million in 2006.

     As a result of the combined effect of prices and volumes sold and the appreciation of the real against the U.S. dollar, total operating revenues increased 45% (or US$2,165 million), to US$6,978 million in 2007 from US$4,813 million in 2006, another record for us.

Export Sales

     The year 2007 was marked by a slowing global demand for steel products; exceptionally volatile prices for metals and other commodities, and price increases by the end of the year to catch up with cost pressures on raw materials.

     In addition, the international steel market continued with its consolidation process, with expansion projects concentrated in the low-cost production regions, notably in the “BRIC” nations (Brazil, India, Russia and China).

  In the North American steel market, the overall economic outlook is still uncertain, given the crisis in the real estate market and its impact on the financial system and other industrial segments in the United States. Demand from the main productive sectors slowed throughout 2007, although the need to import approximately 30 million tons of finished steel products per annum, the devaluation of the dollar against the other leading currencies, the exceptionally low level of distributors’ inventories, cost pressure from the main production inputs and the increase in freight charges led to price rises in the last quarter of 2007 and the latest negotiations would appear to indicate a continuation of this trend throughout 2008.

  In the European steel markets, despite a slow demand, depressed prices and the uncertain economic outlook resulting from the financial crisis in the United States and its potential effects on the European economy, prices begun to increase in recent months due to the expected upturn in the price of the main raw materials and the significant decline of imports from China in late 2007.

  In the Asian steel markets, Chinese total production and exports increased to 489 million tons and 69 million tons in 2007 from 423 million tons and 43 million tons in 2006, respectively. Expectations that the Chinese Government would announce new measures to avoid a major flood of exports of low value added products and rumors that European countries were analyzing the adoption of anti dumping measures against China led the Chinese exporters to increase the volume of exports during the bulk of the year. The removal of benefits and the imposition of new taxes on exports in late 2007 led to a change in sales allocation towards the Chinese domestic economy and, as a consequence, domestic prices decreased. The tighter credit terms from official banks; the increase in international freight charges and costs pressures on raw materials, have made Chinese steel products less competitive in the international arena. Finally, harsh weather in China has jeopardized charcoal output and local infrastructure, forcing certain steel plants in the south of the country to temporarily suspend operations.

     In 2007 we exported 1,764 million tons of steel products, 12.5% above the exported volume recorded in 2006. Our average export prices in 2007 increased at an average of 8.5% in U.S. dollars compared to 2006. In the export market, operating revenues increased 34.2% to US$1,695 million in 2007 from US$1,263 million in 2006.

     The year 2007 was also marked by our entrance to the international iron ore market. The so called sea born market is characterized by the existence of few large players who control approximately 70% of the total supply of iron ore. Over the last three years the price of the products produced in Brazil, which is traded at a premium for quality to the products from other countries, increased by approximately 71.5%; 19% and 9.5% in 2005, 2006 and 2007, respectively. For 2008 contracts, Brazilian suppliers announced an approximately 65% price increase for pellet feed and sinter feed and 84% for pellets. We exported a total of 5.1 million tons of iron ore products from our own seaport terminal in Tecon to customers located in Asia and the Middle East and generated net revenues of U$179 million.

Net Operating Revenues

     Net operating revenues increased by 43.5%, to US$5,517 in 2007 from US$3,846 million in 2006, mainly due to the 45% increase in operating revenues, whereas sales deductions experienced an increase of 51.4% . Sales deductions, as a percentage of operating revenues, were 20% in 2006 and 20.9% in 2007.

Cost of Products Sold

     Cost of products sold increased by 46.3%, to US$3,076 million in 2007 from US$2,102 million in 2006, mainly as a result of the sales volume, which increased by 52% or 1,824 million tons, after the accident on the gas cleaning system adjacent to Blast Furnace No. 3 which prevented us from operating at full speed during the first half of 2006, and the strengthening of the real against the U.S. dollar and the resulting effect on our real-denominated costs.

     Production costs increased by 11%, or US$231 million, to US$2,293 million in 2007 from US$2,062 million in 2006. There were, however, opposing factors which ended up partially canceling each other out: higher consumption and prices of raw materials were offset by no consumption at all in 2007 of outsourced slabs and hot coils acquired in 2006 to keep the rolling mills at full speed after the accident on the gas cleaning system.

     Other than the sale of excess inventories from time to time and the purchase by our subsidiaries of semi- finished products from third parties for further processing, our production cost is a proxy to our cost of goods sold.

     The following table sets forth our production costs, the production costs per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and some coke, which we import, and some metals (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production, as well as our other operating expenses, are mostly denominated in reais. The devaluation of the Brazilian real causes U.S. dollar-denominated or U.S. dollar-linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real-denominated production costs to increase as a percentage of total production costs.

	Year Ended December, 31

	2005			2006			2007

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	72,551	14.03	4.0	66,174	14.92	3.2	130,712	24.65	5.7
Coal	387,514	74.92	21.2	348,264	78.52	16.9	421,996	79.59	18.4
Coke	224,530	43.41	12.3	36,048	8.13	1.7	63,994	12.07	2.8
Metals	4,501	0.87	0.2	165,020	37.20	8.0	242,987	45.83	10.6
Outsourced Hot Coils	119,177	23.04	6.5	30,712	6.92	1.5	955	0.18	0.0
Outsourced Slabs	0	0	-	389,095	87.72	18.9	11,052	2.08	0.5
Other	148,418	28.70	8.1	136,206	30.71	6.6	216,415	40.82	9.4

	956,690	184.97	52.3	1,171,519	264.12	56.8	1,088,111	205.23	47.5

Energy/Fuel	191,568	37.04	10.5	169,349	38.18	8.2	228,767	43.15	10.0
Labor	157,899	30.53	8.6	175,651	39.60	8.5	217,816	41.08	9.5
Services and Maintenance	256,965	49.68	14.0	274,440	61.87	13.4	396,300	74.75	17.3
Tools and Supplies	105,272	20.35	5.7	100,752	22.71	4.9	131,304	24.77	5.7
Depreciation	142,219	27.50	7.8	165,813	37.38	8.0	217,824	41.08	9.5
Others	20,313	3.93	1.1	5,055	1.14	0.2	12,414	2.34	0.5

	1,830,925	354.0	100.0	2,062,579	465.0	100.0	2,292,537	432.4	100.0

     The comparative analysis of the average cost per ton of products, which decreased 7% from US$465.0 in 2006 to US$432.4 in 2007, is impacted by the absence of slabs and coils acquired from third parties after the accident on the gas cleaning system in 2006 and the greater use of raw materials such as iron ore, coal, coke, aluminum, tin and zinc which increased by 51%, 30%, 37%, 37%, 15% and 4%, respectively. Prices per ton of iron ore, coke, aluminum, tin and zinc increased by 30%, 30%, 11%, 73% and 30%, respectively. Prices per ton of coal decreased by 7%.

     There is a large difference between the costs of other items expressed in reais and those expressed in U.S. dollars, and a large proportion of these costs is denominated in reais. As a result, our labor costs in 2007 expressed in U.S. dollars increased 24%, while our labor costs expressed in reais increased 10.1% compared to 2006, mainly reflecting the annual Brazilian inflation rate and the annual wage increases in May 2006. For further information, see “—Selling, General and Administrative Expenses.” In addition, our depreciation costs in 2007 expressed in U.S. dollars increased by 31%, while our depreciation costs expressed in Brazilian reais increased by 8.8% .

Gross Profit

     Gross profit increased by 40%, to US$2,441 million in 2007 from US$1,744 million in 2006, mainly due to the 23% increase in sales volume, to 5,378 million tons, and the 43.4% increase in net operating revenues to US$5,517 million. On the other hand, the costs of products sold increased by 46.3% to US$3,076 million.

Selling, General and Administrative Expenses

     In 2007, we recorded selling, general and administrative expenses of US$495 million, representing a 57.1% increase from the US$315 million recorded in 2006.

     Selling expenses increased by 85.6%, to US$310 million in 2007 from US$167 million in 2006, mainly due to the increase in sales volume and the strengthening of the real against the U.S. dollar. As a percentage of net operating revenues, selling expenses increased to 5.6% in 2007 from 4.3% in 2006. If expressed in reais, these expenses increased by 26.9%, but remained stable at 5.1% as a percentage of net operating revenues.

     General and administrative expenses increased by 25%, to US$185 million in 2007 from US$148 million in 2006, mainly due to increased labor expenses (wages increased in May 2007 pursuant to annual negotiations under our collective bargaining agreements). If expressed in reais, these expenses increased by 14.6% and decreased from 3.7% to 3.4%, as a percentage of net operating revenues.

Other Income (Expenses)

     When compared to 2006, other expenses sharply decreased by US$64 million to an expense of US$85 million in 2007 from an expense of US$149 million in 2006. The variation is primarily due to the gain from the sale of Corus’ stocks in 2007 of US$116 million partially offset by increases in contingencies of US$47 million, of which US$36 million were labor-related and US$11 million were civil liabilities, and fines of US$14 million.

Operating Income

     Operating income increased by 45%, or US$581 million, to US$1,861 million in 2007 from US$1,280 million in 2006. This increase was mainly due to the US$697 million increase in gross profit.

Non-operating Expenses (Income), Net

     Non-operating expenses, net increased by US$593 million, to an income of US$300 million in 2007 from an expense of US$293 million in 2006. Our non-operating expenses (income), net are comprised of financial expenses, net and foreign exchange and monetary gain, net.

Financial Expenses (Income), net

     In 2007, our financial expenses, net decreased by 58.9%, or US$314 million, to US$219 million in 2007, from US$533 million in 2006, mainly due to the following items:

  US$50 million decrease in interest income;

  US$285 million increase in interest expense;

  US$640 million improvement in the results of our derivative instruments; and

  US$9 million increase in other financial income (expenses).

Interest income

     Interest income decreased by 38.8%, or US$50 million, to US$79 million in 2007 from US$129 million in 2006, mainly due to lower interest rates in Brazil and a lower average amount of cash and cash equivalents and short-term investments.

Interest expense

     Interest expense increased by 57.8%, or US$249 million, to US$680 million in 2007 from US$431 million in 2006. This increase was mainly due to: (i) an increase of US$383 million on the provision for IPI (Excise tax) presumed credit on inputs and IPI premium credit over exports tax contingencies to reflect the monetary adjustment by the SELIC base interest rate and default charges; (ii) an increase in the provision for the CPMF tax by US$54 million; (iii) the reversal of a US$206 million provision for PIS/COFINS social taxes assessed on financial instruments and interest income; and, (iv) lower interest expenses on debt instruments of US$20 million.

Derivative Instruments

     The results on derivative instruments improved by US$634 million, to an income of US$416 million in 2007 from an expense of US$218 million in 2006. Although the strengthening of the real against the U.S. dollar was more pronounced in 2007 (17.15%) than in 2006 (8.66%), our expenses on foreign exchange derivative instruments decreased by US$109 million to US$219 million, because the average notional value of those hedging contracts was smaller in 2007. Additionally, we recorded gains on equity linked derivatives of US$640 million in 2007 against US$110 million in 2006. The equity swap agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a fixed rate of 6.2569% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. Since we entered into these swap agreements, our shares have appreciated more than 2,000% over the initial price of the ADRs on the New York Stock Exchange. As of December 31, 2007, the accrued value of these swap agreements to us, based on the market value of our ADRs was US$813.3 million. See “Item 4B—Risk Factors,”, For more information on the equity swap agreements, see “Item 10C—Material Contracts,’ “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk” and Note 22 to our consolidated financial statements contained in “Item 18. Financial Statements”. For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

Other financial income (expense)

     Other financial income (expense) decreased by US$21 million, to an expense of US$34 million in 2007, from an expense of US$13 million in 2006, mainly due to expenses incurred in the normal course of business such as discounts, bank charges and other minor items.

Foreign exchange and monetary gain, net

     Foreign exchange and monetary gain, net is mainly affected by fluctuations in the real/U.S. dollar foreign exchange rate and the impact of such fluctuations on the following:

  our U.S. dollar-denominated gross debt;

  our U.S. dollar-denominated cash, cash equivalents and short-term investments;

  our equity investments in offshore subsidiaries; and

  our trade accounts receivable and payable.

     The 101%, or US$220 million increase in foreign exchange and monetary gain, to US$438 million in 2007 from US$218 million in 2006, was primarily due to the impact of the 17.2% appreciation of the real against the U.S. dollar on our higher average accounts payable denominated in U.S. dollars.

Income Taxes

     We recorded an expense for income tax and social contribution of US$534 million in 2007, compared to US$296 million 2006. The difference is due to the increase in income before taxes and equity in results of affiliated companies to US$2,161 million in 2007 from US$987 million in 2006. Expressed as a percentage of pre-tax income, income tax expense decreased to 24.7% in 2007 from 30% in 2006. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled US$735 million in 2007 and US$336 million in 2006 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to arrive at the actual tax expense for the years.

     For the period ended December 31, 2007, adjustments totaled US$201 million and were comprised of:

  a US$40 million benefit from interest on stockholder’s equity;

  a US$159 million benefit related to non-taxable income of subsidiaries or taxable at different rates;

  US$12 million additions to valuation allowances; and

  other permanent differences that represented a net tax benefit of US$14 million.

     For the period ended December, 31 2006, these adjustments totaled an expense of US$40 million and were comprised of:

  a US$28 million benefit from interest on stockholder’s equity;

  other permanent differences that represented a net tax credit of US$12 million. The reversal of tax payable under dispute in the amount of US$18 million was offset against foreign exchange loss on the net equity of our offshore subsidiaries, due to the appreciation of the real against the U.S. dollar, which was recorded in our results of operations for Brazilian GAAP purposes and represented a non- taxable item. Also, certain expenses such as fines, gifts and donations are included within these permanent differences.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31,

	2006	2007	Changes

	(In million of U.S. dollars)
Brazil	944	1,562	618
Foreign	43	599	556
Total	987	2,161	1,174

     Our taxable income in Brazil was impacted by the increase in sales. The total increase in taxable income generated in Brazil in 2007 compared to 2006 totaled US$618 million. Expressed in reais, our taxable income increased 45% in 2007 compared to 2006.

     Our foreign taxable income in the years ended December 31, 2006 and 2007 increased US$556 million.

     It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Accruals for Disputed Taxes Payable

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian federal or state governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

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

     A brief description of the major recent developments regarding our accruals for disputed taxes payable follows:

Disputed taxes payable

  Presumed credit on inputs (Imposto sobre produtos industrializados), or IPI (Excise tax).

     We have accrued a liability for certain tax liabilities that were offset by credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from our use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional since it is not consistent with general value added tax principles and we are challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to offset federal tax liabilities with IPI excise tax credits under dispute. On August 27, 2007 the court decided against us, and we made a payment of US$519 million in installments to the Federal Revenue of Brazil and transferred the liability to the accounts of taxes payable in installments. We have filed an appeal against these unfavorable decision and we are currently awaiting decision on the matter.

     Several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the lawsuit. Recently, for example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against another taxpayer in a similar legal proceeding, denying the use of these credits.

  IPI premium credit on exports

     We have recorded accruals for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made from 1992 through 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. We are challenging the constitutionality of the executive branch’s action since only a law enacted by the Brazilian Congress can cancel or repeal benefits duly enacted by prior legislation. In August 2003, we sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits.

     The Brazilian National Treasury appealed from decision and got a favorable decision from the court of appeals. We filed appeals against such decision, to both the Superior Court of Justice and the Federal Supreme Court and are still awaiting the decisions from such courts.

     From September 2006 through May 2007, the National Treasury filed five tax deficiency notices and three administrative proceedings against us requiring payments in the amount of approximately R$3.2 billion (US$1.8 billion) referring to the collection of taxes which were offset by IPI premium credits. In view of these executions, a court decision suspended the distribution of dividends and the payment of interest on shareholders’ equity approved in the Annual Shareholders’ Meeting of April 30, 2007, and the amount allocated for such purpose was blocked and converted into a judicial deposit. The judicial deposits were equivalent to a total of US$504 million as of December 31, 2007.

     On August 29, 2007, we offered treasury shares in the amount of US$277.3 million as a judicial lien, of which 25% were replaced by judicial deposits in monthly installments made until December 31, 2007 and, as these substitutions took place, we requested that the equivalent in shares be released from the lien at market price as of the day prior to the deposit. This request has not been approved to date. In view of these events, our current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends related to fiscal year 2006 were paid to shareholders as from September 4, 2007.

     As of December 31, 2007, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$1,179 million (US$676 million as of December 31, 2006), already updated by the SELIC Brazilian base interest rate.

     This provision affects the sales taxes item of our income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of our income statement.

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

  Income tax and social contribution

     We claim recognition of the financial and tax effects on the calculation of income tax and social contribution on net income, related to the Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”). In 2004, the proceeding was concluded and judgment was made final and unappealable, granting us the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is now under accounting inspection.

     On December 31, 2007, we recorded US$187 million (US$153 million in 2006) as judicial deposit and a provision of US$12 million (US$10 million in 2006), which represents the portion not recognized by the courts.

     On February 2003, we were charged by tax authorities related to the calculation of income tax and social contribution of previous years in view of the fact that had tax losses carry forward above the 30% limit of taxable income, as provided for by laws.

     On August 21, 2003, a decision was rendered by the second panel of the Judgment Federal Revenue Office in Rio de Janeiro related to the decision which made said tax deficiency notice null and void and a new Tax Deficiency Notice was issued about the same matter in November 2003. We challenged such new Tax Deficiency Notice, which was rejected by administrative lower courts. An administrative appeal was brought against such decision, which was accepted in administrative appellate court on April 26, 2006, so that said Tax Deficiency Notice had favorable decision to us, on an irrevocable basis, and respective decision was published in November 2006.

     We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment No. 33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. As of December 31, 2007, the amount of suspended liability and the offset credits based on the referred proceedings was US$557 million (US$368 million in 2006), already adjusted by the Selic Brazilian base interest.

  PIS/COFINS – Law No. 9,718/98

     PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution stated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian Congress was required to observe a constitutionally mandatory waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed and we sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to the Brazilian court of appeals. On March 6, 2006, the Brazilian court of appeals issued a decision against us. On March 10, 2006, we appealed from such decision to both the Superior Court of Justice and the Federal Supreme Court. On May 31, 2007, a favorable decision to us was published in the Official Gazette of Justice, and made final and unappealable on June 16, 2007, when in view of such decision, we reversed the provision existing on that date. The reversal of the provision increased our operating results of 2007 by US$179 million.

2006 Compared to 2005

Operating Revenues

     Our results for the year ended December 31, 2006 were strongly affected by an accident involving the gas cleaning system adjacent to our Blast Furnace No. 3, on January 22, 2006. This accident prevented us from operating the equipment until the second half of the year, and impacted our operating revenues, gross profit and operating income, as a result of reduced sales volumes and higher cost of goods sold (because we had to purchase slabs from third-party sources), as explained below. The 17% reduction (US$153 million) in our net income to US$749 million in 2006, from US$902 million in 2005 was mainly due to the impact of the accident mentioned above, partially offset by the recognition of the insurance claim in the amount of US$351 million.

Export Sales

     The year 2006 was marked by adjustments between global supply and demand and price recoveries through localized production cutbacks and by exceptionally volatile prices for metals, with a direct effect on steel prices. International steel product prices were subject to swings, peaking in mid-July, 2006.

     In addition, the international steel market continued with its consolidation process, with expansion projects concentrated in the low-cost production regions, notably in the “BRIC” nations (Brazil, India, Russia and China).

     In the North American and European markets, the increase in consumption combined with the slowdown in supply growth (in the U.S., various blast furnace repairs led to delays in the production schedule) and higher import prices, were the key drivers in the price increases.

     In the Chinese market, prices had been rising since the end of 2005, due to the reduction in output rates by the local steel mills.

     Due to the accident described above and to the commercial strategy of prioritizing local sales, in 2006 we exported 1,566 million tons, 19% below the exported volume registered in 2005. Our average 2006 export prices increased at an average of 12.8% in U.S. dollars compared to 2005. In the export market, operating revenues increased 3%, to US$1,263 million in 2006 from US$1,224 million in 2005.

Domestic Sales

     Brazil’s GDP recorded growth of 3.7% in 2006, less than the global average of 5.1% and also lower than the 6.5% average registered by the emerging countries. In 2006 as a whole, Brazil’s flat steel sales increased 7.3% over the previous year, led by the automotive (11.8%), distribution (12%), home appliance (9.9%) and OEM (19.7%) segments.

     Our annual domestic sales volume (2,818 million tons) in 2006 remained in line with the previous year, in accordance with our strategy of prioritizing the Brazilian market, where we have historically generated higher margins.

     For the year as a whole, we recorded an average market share of 27%, remaining stable in comparison with the previous year. As for the product mix, once again high value-added products such as galvanized, galvalume and tin plate accounted for more than 53% of the market share for the coated products domestic market, at the same level as in 2005.

     Domestic prices began to recover in the middle of the second quarter, in line with metal prices (copper, zinc, tin, aluminum, etc.) and with international prices. Domestic prices peaked in the third quarter, returning to their 2005 levels in the final quarter. For the year as a whole, our average prices increased 2.4% in U.S. dollars.

     In the domestic market, our operating revenues increased by 3%, to US$3,550 million in 2006 from US$3,449 million in 2005.

     As a result of the combined effect of prices and volumes sold and the appreciation of the real against the U.S. dollar, our total operating revenues increased 3% (or US$140 million), to US$4,813 million in 2006 from US$4,673 million in 2005.

     These results are particularly important, given the accident described above which interrupted the production at Blast Furnace No. 3 at our Presidente Vargas steelworks, which is responsible for approximately 70% of the our crude steel output. Also, we took immediate steps to acquire appropriate volumes of steel slabs in order to ensure the delivery of end products to our customers and to keep our dominant market-shares.

     We immediately activated our pool of insurers, in order to guarantee compensation as quickly as possible, both for damaged equipment and margin lost, through the insurance policies duly taken out to cover such a contingency.

Net Operating Revenues

     Net operating revenues increased by 1%, to US$3,846 in 2006 from US$3,805 million in 2005, mainly due to the 3% increase in operating revenues, whereas sales deductions experienced an increase of 11%. Sales deductions, as a percentage of operating revenues, were 19% in 2005 and 20% in 2006.

     Cost of Goods Sold and Production Costs

     Cost of goods sold increased by 14%, to US$2,102 million in 2006 from US$1,837 million in 2005, mainly as a result of the strengthening of the real against the U.S. dollar and the resulting effect on our real-denominated costs, the consumption of 957,000 tons of slabs and 63,000 tons of hot-rolled coils acquired from third parties after the accident on the gas cleaning system adjacent to Blast Furnace No. 3, to keep our rolling mills at full capacity, and the increase in international zinc prices, partially offset by the US$342 million provision for business interruption.

     Production costs totaled US$2,062 million in 2006, representing a 13% increase (US$232 million) compared to US$1,831 of production costs in 2005. Expressed in reais, production costs were in line with the 2005 figure. There were, however, opposing factors which ended up canceling each other out: the cost increase from the consumption of slabs and coils acquired from third parties and the upturn in international zinc prices offset by reduced consumption of raw materials, such as coke, iron ore, tin, electric power and fuel costs.

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

	Year Ended December, 31

	2004			2005			2006

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%
Raw Materials
Iron Ore	52,533	9.58	3.6	72,551	14.03	4.0	66,174	14.92	3.2
Coal	258,879	47.23	17.7	387,514	74.92	21.2	348,264	78.52	16.9
Coke	259,318	47.31	17.7	224,530	43.41	12.3	36,048	8.13	1.7
Metals	28,215	5.15	1.9	4,501	0.87	0.2	165,020	37.20	8.0
Outsourced Hot Coils	111,923	20.42	7.7	119,177	23.04	6.5	30,712	6.92	1.5
Outsourced Slabs	0	0	-	0	0	-	389,095	87.72	18.9
Other	113,213	20.66	7.7	148,418	28.70	8.1	136,206	30.71	6.6

	824,081	150.35	56.4	956,690	184.97	52.3	1,171,519	264.12	56.8

Energy/Fuel	159,631	29.12	10.9	191,568	37.04	10.5	169,349	38.18	8.2
Labor	106,566	19.44	7.3	157,899	30.53	8.6	175,651	39.60	8.5
Services and Maintenance	166,993	30.47	11.4	256,965	49.68	14.0	274,440	61.87	13.4
Tools and Supplies	77,683	14.17	5.3	105,272	20.35	5.7	100,752	22.71	4.9
Depreciation	111,765	20.39	7.6	142,219	27.50	7.8	165,813	37.38	8.0
Others	15,674	2.86	1.1	20,313	3.93	1.1	5,055	1.14	0.2

	1,462,392	266.81	100.0	1,830,925	354.0	100.0	2,062,579	465.0	100.0

     The comparative analysis of the average cost per ton of products, which increased 31%, from US$354 in 2005 to US$465 in 2006, is also impacted by the use of slabs and coils acquired from third parties and the reduced consumption of raw materials and other items in 2006. The consumption of raw materials such as iron ore, coal, coke, aluminum and tin decreased by 35%, 18%, 70%, 7% and 20%, respectively. Prices per ton of iron ore, zinc and aluminum increased by 41%, 85%, and 13%, respectively.

     There is a large difference between the costs of other items expressed in reais and those expressed in U.S. dollars, and a large proportion of these costs is denominated in reais. As a result, our labor costs in 2006 expressed in U.S. dollars increased 11%, while our labor costs expressed in reais increased 2% compared to 2005, mainly reflecting the annual Brazilian inflation rate and the annual wage increases in May 2006. For further information, see “—Selling, General and Administrative Expenses.” In addition, our depreciation costs in 2006 expressed in U.S. dollars increased by 17%, while our depreciation costs expressed in Brazilian reais increased by 5%.

Gross Profit

     Gross profit decreased by 11.4%, to US$1,744 million in 2006 from US$1,968 million in 2005, mainly due to the US$265 million increase in cost of goods sold in 2006, due principally to the acquisition of slabs and coils from third-party sources at higher costs than our production costs (net of recorded insurance recoveries of US$351 million), and to higher zinc prices. As a result, our gross margin decreased from 42.1% in 2005 to 36.2% in 2006.

Selling, General and Administrative Expenses

     In 2006, we recorded selling, general and administrative expenses of US$315 million, representing a 7.1% increase from the US$294 million recorded in 2005.

     Selling expenses decreased by 10.2%, to US$167 million in 2006 from US$186 million in 2005, mainly due to lower freight costs as a result of a decrease in volume of exports, which decreased 19% to 1,566 million tons in 2006. As a percentage of net operating revenues, selling expenses decreased from 4.9% in 2005 to 4.3% 2006. Expressed in reais, these expenses decreased by 17.5% .

     General and administrative expenses increased by US$40 million, or 37%, to US$148 million in 2006 from US$108 million in 2005, mainly due to increased labor expenses (wage increases in May 2006 pursuant to annual negotiations under our collective bargaining agreements), and external legal counsel and consultant expenses. Expressed in reais, these expenses increased by 16.7%.

Other Income (Expenses)

     When compared to 2005, other expenses sharply increased by US$121 million, to an expense of US$149 million in 2006 from an expense of US$28 million in 2005. The variation is basically due to the US$73 million (US$224 million in 2005) reversal of provisions motivated by the revision of the likelihood of success in many judicial disputes made by our internal and external legal advisors, as well as due to the recent favorable track record on related disputes for labor and civil contingencies.

Operating Income

     Operating income decreased by US$366 million, or 22.2%, to US$1,280 million in 2006 from US$1,646 million in 2005. This decrease was mainly due to the US$224 million decrease in gross profit.

Non-operating Expenses (Income), Net

     Non-operating expenses, net decreased by 19.5%, or US$71 million, to US$293 million in 2006 from US$364 million in 2005. Our non- operating expenses (income), net are comprised of financial expenses, net and foreign exchange and monetary gain, net.

Financial Expenses (Income), net

     In 2006, our financial expenses, net decreased by 3%, or US$17 million, to US$533 million in 2006 from US$550 million in 2005, mainly due to the following items:

  US$24 million decrease in interest income;

  US$24 million increase in interest expense;

  US$27 million decrease in our expenses on derivative instruments; and

  US$38 million decrease in other financial income (expenses).

Interest income

     Interest income decreased by 15.7%, or US$24 million, to US$129 million in 2006 from US$153 million in 2005, mainly due to lower interest rates in Brazil and a lower average amount of cash, cash equivalents and short-term investments.

Interest expense

     Interest expense increased by 5.9%, or US$24 million, to US$431 million in 2006 from US$407 million in 2005, mainly due to the PIS and COFINS on the provision for insurance claim related to the accident with an equipment adjacent to Blast Furnace No. 3.

Derivative Instruments

     The expenses derived from our derivative instruments decreased by US$27 million to an expense of US$218 million in 2006 from an expense of US$245 million in 2005. Due to the strengthening of the real against the U.S. dollar, our expenses on foreign exchange derivative instruments increased by US$32 million, to US$328 million in 2006, and were partially offset by a US$59 million increase in gain on equity linked derivatives, to US$110 million in 2006 from US$51 million in 2005.

Other financial income (expense)

     Other financial income (expense) decreased by US$64 million, to an income of US$13 million in 2006 from an expense of US$51 million in 2005, mainly due to the US$45 million reversal of the CPMF tax provision during 2006 and an additional US$7 million of capitalized interest, higher than in 2005.

Foreign exchange and monetary gain, net

     Foreign exchange and monetary gain, net is mainly affected by fluctuations in the real/U.S. dollar foreign exchange rate and the impact of such fluctuations on the following:

  our U.S. dollar-denominated gross debt;

  our U.S. dollar-denominated cash, cash equivalents and short-term investments;

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

Income Taxes

     We recorded an expense for income tax and social contribution of US$296 million in 2006, compared to US$427 million in 2005. The difference is due to the decrease in income before taxes and equity in results of affiliated companies, to US$987 million in 2006 from US$1.282 million in 2005. Expressed as a percentage of pre- tax income, income tax expense decreased to 30% in 2006 from 33.3% in 2005. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled US$436 million in 2005 and US$336 million in 2006 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to arrive at the actual tax expense for the years.

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

     For the period ended December, 31 2005, these adjustments totaled an expense of US$9 million and were comprised of:

  US$38 million benefit from interest on stockholder’s equity, which is a deductible expense for tax purposes; and

  other permanent differences that represented tax expenses of US$29 million. Foreign exchange loss on the net equity of our offshore subsidiaries represented a significant permanent item in this period due to the appreciation of the real against the U.S. dollar, which was recorded in our results of operations for Brazilian GAAP purposes and represented a non-taxable item. Also, certain expenses such as fines, gifts and donations are included within these permanent differences.

     The effect regarding the reversal of income taxes provision, which was calculated based on tax loss carry forward compensated over the legal limit of 30%, in the amount of US$76 million, was offset against deferred income tax calculated at the same base.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31,

	2005	2006	Changes

	(In million of U.S. dollars)
Brazil	1,231	944	(287)
Foreign	51	43	(8)
Total	1,282	987	(295)

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

     Below is a brief description of the major recent developments regarding our accruals for disputed taxes payable:

Disputed taxes payable

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

  IPI premium credit over exports

     We have accrued a liability for certain tax liabilities that were offset by IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset by these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN is challenging the constitutionality of the executive branch’s action since only a law enacted by the Brazilian Congress can cancel or repeal benefits duly enacted by prior legislation. In August 2003, CSN sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits.

     The Brazilian National Treasury appealed such decision and got a favorable decision from the court of appeals. We filed appeals against such decision, to both the Superior Court of Justice and the Federal Supreme Court and are still awaiting the decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against us to require payments in the total amount of approximately R$1 billion referring to the collection of taxes which were offset by the use of IPI premium tax credits. One of the tax foreclosures is secured by judicial liens of (i) cash deposits in the amount of R$685 million; and (ii) treasury stock, in an amount equivalent to R$504 million (market value). Additionally, in view of such judicial decision, the payment of part of the dividends approved in the Annual Shareholders’ Meeting of April 30, 2007, was temporarily suspended. For more information, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy—General” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

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

     In February 2003, we were charged by tax authorities related to the calculation of income tax and social contribution of previous years in view of the fact that had tax losses carry forward above the 30% limit of taxable income, as provided for by laws.

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

     We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment No. 33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On December 31, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was US$368 million (US$234 million in 2005), already adjusted by the Selic - Brazilian base interest.

  PIS/COFINS – Law No. 9,718/98

     PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution stated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian Congress was required to observe a constitutionally mandatory waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed we sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to Brazilian court of appeals. On March 6, 2006, Brazilian court of appeals issued a decision against us. On March 10, 2006, we appealed such decision to both the Superior Court of Justice and the Federal Supreme Court. Until the resolution of these appeals, our rights under the initial favorable decision are in effect. The PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due. Certain Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. We have a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system. It is unlikely that a final and unappealable decision would be delivered within the following year.

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

  Provisional contribution on financial activities tax, or CPMF tax.

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

5B. Liquidity and Capital Resources

Overview

     Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short-and long-term debt instruments. We expect to meet our cash needs for 2008 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

     Cash and cash equivalents as of the end of 2005, 2006 and 2007 totaled US$1,241 million, US$959 million and US$1,213 million, respectively.

Cash Generated by Operating Activities

     We generated cash from our operations in the total amount of US$1,757 million, US$919 million and US$1,264 million in 2005, 2006 and 2007, respectively, providing us with a significant source of liquidity. The 37.5% or US$345 million increase in cash flow from operating activities in 2007 compared to 2006 was mainly due to: (i) an increase of US$954 million in the net income reported by us in 2007; (ii) a US$1,061 million decrease in operating assets such as trade accounts receivable, inventories, recoverable taxes, as discussed in the previous item, (iii) a decrease of US$440 million in operating liabilities such as taxes payable and interest paid; and (iv) a decrease of US$1,230 million in adjustments to reconcile net income mainly driven by a US$364 million decrease in net foreign exchange and monetary gain, a decrease of US$633 million in accrual of derivatives and a decrease in provisions for contingencies of US$235 million in 2007 as compared to 2006.

Cash Used in Investing Activities

     We used cash in our investing activities in the total amount of US$593 million, US$839 million and US$1,091 million in 2005, 2006 and 2007, respectively, mainly for capital expenditures and long-term investments in downstream opportunities (including acquisitions), new products and market niches and infrastructure investments. The increase of US$252 million in 2007 as compared to the prior year was primarily due to the following factors:

  the amount for CFM acquisition of US$350 million in 2007 and US$2 million was offset against cash held by CFM;

  IPI premium credit of US$561 million deposited in escrow in 2007 due to the unfavorable decision in Court; and

  the uses of cash mentioned above were partially offset by US$437 million related to the sale of Corus’ shares in 2007, which acquisition had occurred during 2006.

     For further information, see “Item 4A. History and Development of the Company-Acquisitions.”

Cash Used in Financing Activities

     Cash used in financing activities was US$996 million, US$263 million and US$122 million in 2005, 2006 and 2007, respectively. The US$141 million decrease in cash used in financing activities in 2007 compared to 2006 was mainly driven by US$98 million lesser repayments of debts and a significantly lower distribution of dividends and interest on stockholders’ equity of US$352 million in 2007 as compared to US$833 million in 2006, which were partially offset by new debt issuances and bilateral loans totaling US$1,659 million in 2007 as compared to US$2,082 million in 2006.

Trade Accounts Receivable Turnover Ratio

     Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales decreased to 37 on December 31, 2007 from 52 on December 31, 2006, reflecting the improvement in the financial profile of our domestic customers who are also benefiting from the more favorable local economic environment and credit terms available in the financial system.

Inventory Turnover Ratio

     Our inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold, decreased to 130 in 2007 from 149 in 2006. This variation is mainly explained by the accident in Blast Furnace No. 3 in 2006 and the need to purchase slabs and hot coils from third parties to keep the rolling mills at full speed.

Trade Accounts Payable Turnover Ratio

     The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, decreased to 86 on December 31, 2007 from 100 on December 31, 2006. This variation is mainly explained by the accident in Blast Furnace No. 3. in 2006 and the need to purchase slabs and hot coils from third parties to keep the rolling mills at full speed.

Long-term debt (includes current portion)

     Given the capital intensive and cyclical nature of our industrial segment, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2007, cash and cash equivalent instruments totaled US$1,213 million.

     We were also taking advantage of the then current liquidity conditions to extend the maturity profile of gross debt. These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2007, short-term and long-term indebtedness accounted for 21% and 79%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately ten years, considering 40 years-term for the perpetual bonds issued in July 2005.

     In 2007, our capital expenditures were US$980 million, primarily consisting of US$348 million used in CFM´s acquisition and US$632 million related to acquisitions of equipment, of which US$192 million was used in the Casa de Pedra mine expansion, US$29 million in projects relating to the Itaguaí Port expansion and US$108 million in maintenance.

     In 2008, we plan to make capital expenditures of approximately US$1,500 million, compared to US$980 million in 2007, US$706 million in 2006 and US$290 million in 2005.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities.

Company Debt and Derivative Instruments

     At December 31, 2006 and 2007, total debt (composed of current portion of long-term debt, accrued finance charges, mark-to-market adjustments on derivative instruments, and long-term debt and debentures) aggregated US$4,160 million and US$4,769 million, respectively, equal to 397% and 165% of the stockholders’ equity at December 31, 2006 and 2007, respectively. At December 31, 2007, our short-term debt (composed of current portion of long-term debt, mark-to-market adjustments on derivative instruments and accrued finance charges) totaled US$1,122 million and our long-term debt (composed of long-term debt and debentures) totaled US$3,647 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

     At December 31, 2007, approximately 30% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our current policy is to protect ourselves against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure are protected through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and equity investments in offshore subsidiaries. We continue to review our foreign exchange exposure policy and there are no assurances that we will maintain our current level of protection against such exposure. For a description of our derivative instruments, see Note 22 to our consolidated financial statements contained in “Item 18. Financial Statements”. Also see “Non-operating Expenses (Income), Net “under” Item 5A. Operating Results—Results of Operations–2007 Compared to 2006 and —2006 Compared to 2005.”

     The major components of US$1,122 million of consolidated current portion of long-term debt outstanding at December 31, 2007 were:

  US$123 million of trade-related transactions;

  US$293 million of advances on advances on export contracts;

  US$275 million of Euronotes;

  US$181 million of debentures;

  US$146 million of negative marked-to-market value on foreign exchange or derivative instruments; and

  US$104 million of accrued interest.

     The major components of US$3,647 million of our consolidated long-term debt outstanding at December 31, 2007 were (amounts are reflected in long-term debt):

  US$339 million in local debentures;

  US$800 million of export pre-payments (of which US$388 million is part of our export receivables securitization program);

  US$950 million of Eurodollar notes;

  US$424 million of Eurodollar notes;

  US$162 million of trade-related transactions; and

  US$750 million in perpetual bonds.

     The debentures are real-denominated debt instruments that were issued in December 2003 and April 2006, being one issuance of US$85.5 million five-year debentures, indexed to the Índice Geral de Preços e Mercado – IGPM, a Brazilian price index, and bearing interest at a rate of 10% per annum coupon and another issuance of US$281 million six-year debentures bearing interest at a rate of 103.6% of CDI – Brazilian Interbank Reference interest Rate.

     Eurodollar and Euro notes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by the parent company and its offshore subsidiaries, including the issuance in 2005 of US$750 million, 9.5% per annum coupon perpetual notes. They also include (1) the US$275 million notes, 10.75% per annum coupon, issued in September and December 2003 with final maturity in 2008; (2) the US$550 million notes, 9.75% per annum coupon, issued in December 2003 and January 2004 with final maturity in 2013; and (3) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015.

     Pre-export agreements include the four series of the export receivables securitization program launched in June 2003 as well as other trade-related transactions outside of the program. The first series, issued in June 2003 in the amount of US$142 million, has a seven-year maturity and bears interest at a rate of 7.28% per annum, with a two-year grace period for payment of principal. The second series, issued in August 2003, in the amount of US$125 million, has a three-year maturity and bears interest at Libor plus 1.55% per annum. The third series, issued in June 2004, in the amount of US$162 million, has an eight-year maturity and bears interest at a rate of 7.43% per annum with a three-year grace period. In May 2005, a fourth series was issued in the amount of US$250 million having a ten-year maturity and bearing interest at 6.15% per annum with a three-year grace period. A portion of the proceeds of the fourth series was used to repay the second series.

Maturity Profile

     The following table sets forth the maturity profile of our long-term debt at December 31, 2007:

Maturity in	Principal Amount

(In millions of US$)
2009	295
2010	977
2011	338
2012	745
2013 and thereafter	542
Perpetual securities	750

Total	3,647

     The foregoing amounts do not include debt of others which we have guaranteed. See “Item 5E. Off-Balance Sheet Arrangements”.

5C. Research and Development, Patents and Licenses, etc.

     Our research and development center works closely with our customers. One of the features of this unit is the resident engineer concept, where key customers receive our engineers to help them make better use of our steel products. This unit works closely with the sales sector, focusing on product improvements and developments that will meet our customers’ needs.

     Another feature are the work shops focusing on products applications and simultaneous engineering for parameters adjustment of the our steel products and the customers’ final goods on the segments of white goods, packaging, automotive and civil construction.

     Our investment for research and development projects and activities in 2005, 2006 and 2007 totaled US$10.1 million, US$20.9 million and US$19.7 million, respectively. New products developed under our research and development program include: (i) special steel grades for tin plate products for two pieces cans, (ii) special tin plate for 3 pieces shaped expanded cans, (iii) pre-coated steel for civil construction and white goods, (iv) electrical steel as cold-rolled used for electric motors, (v) high-strength low-alloy hot-rolled steels used for pipes, structures, agricultural appliances, gas containers and automobile wheels, (vi) special bake hardned galvanized steels used for automobiles, (vii) galvalume used for construction and home appliances and others.

5D. Trend Information

     Not required.

5E. Off-Balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments related to the activities of Tecon. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2007
	Aggregate Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
CFN	141.3	2008-2020

Contingent Liability for Concession Payments:(1)
Tecon	182.0	2022
Total	182.0

“Take-or-Pay” Contractual Obligations

MRS	1,744	2016
White Martins	424	2027
CEG RIO	545	2012
Total	2,713

(1) Other consortia members are also jointly and severally liable for these payments.

CFN

     We guarantee, together with Taquari Participações S.A., the loans BNDES has granted to CFN in May and December 2005 and in January 2006, all of which mature by November 2020, adjusted based on TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2007 was US$141.3 million.

Tecon

     We own 100% of Sepetiba Tecon S.A., or Tecon, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port. As of December 31, 2007, US$182.0 million (R$322.4 million) of the cost of the concession was outstanding and payable over the next 19 years of the lease. For more information see “Item 4A. History and Development of the Company—Planned Investments.”

“Take-or-Pay” Contractual Obligations

   - MRS Logística S.A.

     We and MRS Logística S.A. entered into a 10-year contract for iron ore transport. According to the "take-or-pay" clause, we are committed to pay at least 80% of the tons agreed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, we will pay in accordance with the terms of the contract. As we are a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assure competitive prices.

   - White Martins Gases Industriais Ltda.

     To secure gas supply (oxygen, nitrogen and argon), in 2005 we signed a 22-year “take-or-pay” agreement with White Martins Gases Industriais, by which we are committed to acquire at least 90% of the gas volume produced at White Martins’ plant. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations.

- Companhia Estadual de Gás do Rio de Janeiro - CEG RIO

     To secure natural gas supply, in 2007 the Company has signed a 5-year “take-or-pay” agreement with CEG RIO, by which CSN is committed to acquire at least 70% of the gas volume produced at CEG RIO plant. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if CEG RIO is unable to meet its financial obligations. In addition, if the we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

5F. Tabular Disclosure of Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2007:

	Payment due by period

	(In millions of US$)
					More
		Less than			than 5
Contractual obligations	Total	1 year	1-3 years	3-5 years	years

Long-term accrued finance charges(1)	1,524	381	589	350	204
Taxes payable installments	553	116(6)	348	89	0
Long-term debt	4,519	872	1,272	1,083	1,292
“Take-or-Pay” contracts	2,713	374	748	748	843
Concession agreements(5)	182	10	20	20	132

Purchases:	4,431	707	1,487	638	1,599
Raw materials(2)	1,172	364	808	0	0
Maintenance(3)	97	35	62	0	0
Utilities/Fuel(4)	3,162	308	617	638	1,599

Total	13,922	2,460	4,464	2,928	4,070

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

(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; with some of these suppliers we maintain long-term contracts.
(5)	Refers only to Tecon’s concession agreement since MRS and CFN are not consolidated for US GAAP purposes.
(6)	Included as taxes payable in current liabilities.

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

     We are managed by our Board of Directors (Conselho de Administração), which consists of seven to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of which is the Chief Executive Officer). In accordance with our bylaws (Estatuto Social), each Director is elected for a term of one year by our shareholders at a shareholders’ meeting. Our bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

     Our Board of Directors is responsible for the formulation of business plans and policies and our Board of Executive Officers is responsible for the implementation of specific operating decisions. As of December 31, 2007, our Board of Directors was comprised of one Chairman, one Vice Chairman and six members, and our Board of Executive Officers was comprised of our Chief Executive Officer, our Chief Financial Officer and six Executive Officers.

     Our Directors and Executive Officers as of December 31, 2007 were as follows.

Name	Position

Board of Directors
Benjamin Steinbruch	Chairman
Jacks Rabinovich	Vice Chairman
Mauro Molchansky	Member
Fernando Perrone	Member
Dionísio Dias Carneiro Netto	Member
Antonio Francisco dos Santos	Member
Darc Antonio da Luz Costa	Member
Yoshiaki Nakano	Member

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer
Otávio de Garcia Lazcano	Chief Financial Officer
Enéas Garcia Diniz	Executive Officer
Pedro Felipe Borges Neto	Executive Officer
Isaac Popoutchi	Executive Officer
Juarez Saliba de Avelar	Executive Officer
Juliano de Oliveira (1)	Executive Officer
José Marcos Treiger (2)	Executive Officer
________________________________________
(1)	As of January 21, 2008, Mr. Oliveira is no longer a member of our Board of Executive Officers.
(2)	As of February 19, 2008, Mr. Treiger is no longer a member of our Board of Executive Officers.

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

     Mauro Molchansky. Mr. Molchansky was born on September 11, 1950 and has been a member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globo Comunicações e Participações S.A.- Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A. Under Mr. Molchansky’s leadership, Aracruz Celulose S.A. was the first Brazilian company to issue American Depositary Shares (level 3) listed and traded on the NYSE, in 1992.

     Fernando Perrone. Mr. Perrone was born on May 6, 1947 and has been a member of our Board of Directors since September 26, 2002. He was our Infrastructure and Energy Executive Officer from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra- Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

     Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was born on September 23, 1945 and has been a member of our Board of Directors since April 30, 2002. He has been a professor at Pontifícia Universidade Católica do Rio de Janeiro from 1977 through 2008. Mr. Carneiro is currently a member of the Consulting Board of the Icatu Group and a member of the Consulting Board and Financial Committee of Brasif.

     Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950 and has been a member of our Board of Directors since November 25, 1997. Since 1972, Mr. Santos has served internally in various positions of responsibility, including Coordinator of Industrial Engineering, Chief of Industrial Engineering and Chief of Production Planning. He is currently Chairman and Chief Executive Officer of the Board of the CSN Employee

Investment Club (Clube de Investimento CSN) and a member of the Board of Directors of Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan.

     Darc Antonio da Luz Costa. Mr. Costa was born on March 22, 1948 and has been a member of our Board of Directors since April 29, 2004. Since 1975, Mr. Costa has worked for the BNDES. He was Vice-President of BNDES until November 2004.

     Yoshiaki Nakano. Mr. Nakano was born on August 30, 1944 and has been a member of our Board of Directors since April 29, 2004. From 1995 to 2001 Mr. Nakano was Treasury Secretary of the State of São Paulo. Since 2001, he has been Chief of the Economics Department at FGV/SP.

Board of Executive Officers

     In addition to Mr. Steinbruch, the following persons are members of our Board of Executive Officers as of December 31, 2007:

     Otávio de Garcia Lazcano. Mr. Lazcano was born on June 9, 1969 and was elected our Chief Financial Officer on August 8, 2006. He has been serving CSN since 1996, acting as Financial Manager and Financial Officer. Mr. Lazcano previously served as Financial Analyst of Aracruz Celulose.

     Enéas Garcia Diniz. Mr. Diniz was born on January 1, 1960 and was originally elected Executive Officer in charge of Production on June 21, 2005. He has been serving CSN since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of the Presidente Vargas steelworks.

     Pedro Felipe Borges Neto. Mr. Borges Neto was born on September 27, 1951, and was originally elected Executive Officer in charge of institutional matters on September 20, 2005. Prior to joining CSN, Mr. Borges Neto served as Superintendent Officer, Vice-President and Chief Executive Officer at Vicunha Têxtil. He is currently a member of the Board of Directors of Companhia Gás do Ceará and of Companhia Ferroviária do Nordeste, or CFN.

     Isaac Popoutchi. Mr. Popoutchi was born on August 21, 1949, and was elected Executive Officer in March 27, 2006. Prior to joining CSN, Mr. Popoutchi served as Chief Executive Officer of Coimex Trading, of Rede Ferroviária Federal and of CBTU (Companhia Brasileira de Trens Urbanos).

     Juarez Saliba de Avelar. Mr. Avelar was born on February 13, 1961 and was elected Executive Officer in charge of mineral resources on September 26, 2006. He has been working with us since 2003, acting as Port and Railroads Officer and Mineral Resources Officer. Mr. Avelar served as President of FERTECO Mineração and as Officer of South and North unit of Companhia Vale do Rio Doce.

     There are no family relationships between any of the persons named above. The address for all of our directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, São Paulo, São Paulo State, Brasil (telephone number 55-11-3049-7100).

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

6B. Compensation

     For the year ended December 31, 2007, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$9.5 million, which also include payments made as bonuses and profit sharing. In addition, the members of the Board of Directors and of the Board of Executive Officers may receive certain additional company benefits generally provided to company employees and their families, such as medical assistance and life insurance among others.

6C. Board Practices

Fiscal Committee and Audit Committee

     Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management’s activities and the financial statements, and report its findings to the shareholders. The shareholders did not request the installation of a Fiscal Committee at the General Shareholders’ Meeting held on April 30, 2008.

     In June 2005 an Audit Committee (Comitê de Auditoria) was appointed in compliance with SEC’s rules, which is composed of three independent members of our Board of Directors.

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

     The Audit Committee is currently composed of Messrs. Carneiro Netto, Nakano and Perrone. Since the creation of the Audit Committee, it is assisted by an outside consultant.

     For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

     We do not have any agreements with our directors providing for benefits upon termination of employment.

6D. Employees

     As of December 31, 2005, 2006 and 2007, we had 12,936, 13,659 and 14.274 employees. As of December 31, 2007 approximately 3,220 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union. We believe we have a good relationship with CUT. We have collective bargaining agreements, renewable annually each May 1.

     We are the principal sponsor of CBS, our employee pension plan. Despite the general pay increase that we granted at the time of our privatization, due to the sharp increase in the fair value of CBS’ assets, CBS no longer had unfunded projected benefit obligations in 2007, as it had in 2006. As of December 31, 2007, CBS had an excess of plan assets over pension benefit obligations of US$138 million. The funded status of CBS is affected by, among other things, fluctuations in the fair value of CBS’s assets, which totaled US$1,025 million as of December 31, 2007 and is substantially comprised of CSN’s shares, while CBS’ accumulated obligations and projected benefit obligations as of December 31, 2007 were US$887 million. See “Item 4B—Risk Factors” and Note 16 to our consolidated financial statements contained in “Item 18. Financial Statements.”

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

6E. Share Ownership

     Mr. Benjamin Steinbruch our Chairman and Chief Executive Officer holds ownership interest in Vicunha Siderurgia, our controlling shareholder.

     All our Executive Officers and members of our Board of Directors held an aggregate of 0.0001% of our outstanding common shares as of March 31, 2008.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

     On December 31, 2007 our capital stock was composed of 272,067,946 common shares, including 15,578,128 common shares held in treasury (before our one-for-three stock split). On January 22, 2008, our shareholders approved the cancellation of 4,000,000 treasury shares (equivalent to 12,000,000 common shares after the split) and a one-for-three split of our common shares. As a result of this stock split, each common share of our capital stock as of January 22, 2008 became represented by three common shares after the split. The same ratio of one common share for each ADS was maintained. Considering the stock split, our capital stock issued at December 31, 2007 comprised 816,203,838 common shares, including 46,734,384 common shares held in treasury.

     The following table sets forth, as of May 30, 2008, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares(2)

Vicunha Siderurgia S.A.(1)	348,859,995	45.3%
BNDESPAR	41,476,158	5.4%
________________________________________
(1)	Owned indirectly by Benjamin Steinbruch, Chairman of our Board of Directors, and other members of his family.
(2)	It does not include 46,734,384 common shares held in treasury.

7B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Acquisitions” and “Planned Investments” under “Item 4A. History and Development of the Company,” “Item 4B . Business Overview,” “Item 6A. Directors and Senior Management” and “Item 7A. Major Shareholders” and Note 21 to the consolidated financial statements included in “Item 18. Financial Statements.”

     In 2005, we used Banco Fibra, or Fibra, a bank controlled by the Steinbruch family, in connection with the management of our exclusive investment funds, under circumstances where we were not exposed to Fibra’s credit risk and where we paid investment fees not in excess of such fees we would expect to pay to a non-affiliated bank for such services. However, as of August 22, 2006, the management of our exclusive investment funds was transferred to Bank UBS Pactual, under the same circumstances where we are not exposed to the bank’s credit risk.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

     We classify an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2007, US$77 million had been classified as short-term accrual for contingencies (US$25 million as of December 31, 2006). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

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

     We are party to a number of legal proceedings arising from our ordinary course of business, including tax, civil and labor claims. As of December 31, 2007, we recorded aggregate provisions of US$1,943 million relating to tax, civil and labor claims, for which we had deposited US$996 million in judicial escrow accounts. See Note 18 to our consolidated financial statements contained in “Item 18. Financial Statements” in this annual report.

Labor Contingencies

     As of December 31, 2007, the amount of the accrual relating to probable losses for these contingencies was US$59 million (US$21 million in 2006). In 2007, our legal counselors revised the estimated losses based on their judgment and on the recent track record on these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. The lawsuits related to the alleged joint liability between us and our independent contractors represent a large portion of the total labor lawsuits against us and are originated from by the independent contractors’ lack of payment of labor charges, resulting in our inclusion in the lawsuits.

Civil Contingencies

     These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2007, our legal counselors revised estimated losses based on their judgment and the recent track record on these disputes. As of December 31, 2007, the amount of the accrual relating to probable losses for these contingencies was US$20 million (US$9 million as of December 31, 2006).

Other Tax Contingencies

     In addition to the tax contingencies described in “Item 5A. Operating Results—Results of Operations—2007 Compared to 2006—Disputed Taxes Payable,” we are party to other judicial and administrative proceedings not described in the notes to our consolidated financial statements, involving a total of approximately US$2,597 million as of December 31, 2007 (US$1,403 million as of December 31, 2006). Our external legal counsel deemed that the risk of loss arising from these lawsuits are possible as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

     Other taxes contingencies relate to a variety of disputes for which we have recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

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

     At our Annual Shareholders’ Meeting of April 18, 2008, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2007, in the total amount of US$1,249 million, of which US$379 million and US$77 million were already paid on January 8, 2008, as dividends and interest on shareholders’ equity, respectively, in accordance with the resolutions of our Board of Directors. The outstanding balance of US$793 million was paid on May 5, 2008. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment.

     At our Annual Shareholders’ Meeting of April 30, 2007, our shareholders approved the payment of dividends and interest on shareholders’ equity related to 2006, in the total amount of US$682.1 million, of which US$191.7 million and US$153.5 million were paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the resolutions of our Board of Directors. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment. The outstanding balance of US$336.9 million (this amount was translated into U.S. dollars based on the exchange rate in effect on the date of declaration), was supposed to be paid on May 9, 2007, but the payment was temporarily suspended as a result of a federal judicial decision related to a tax contingency.

     On September 2007, we obtained a favorable decision from the Federal Court, allowing us to pay such outstanding dividends, which payment of US$351 million (converted into U.S. dollars based on the exchange rate in effect on the date of payment) was made on September 4, 2007.

     For further information, see “Item 5. Operating and Financial Review and Prospects - Item 5A. Operating Results—Results of Operations— 2007 Compared to 2006 — Disputed Taxes Payable”

Amounts Available for Distribution

     At each Annual Shareholders’ Meeting, the Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to our “net profits”, as further:

(i)	increased by the amount of depreciation and amortization (net of income tax and social contribution) attributable to the revaluation of any assets,

(ii)	reduced by amounts allocated to the legal reserve,

(iii)	reduced by amounts allocated to other reserves established by us in compliance with applicable law (as hereinafter discussed), and

(iv)
increased by reversal of reserves accrued in prior years, will be available for distribution to shareholders in any particular year. We refer to this amount available for distribution to shareholders as the Distributable Amount.

     Legal Reserve. Under the Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The legal reserve might be used to increase our paid-in capital and net losses, if any, may be charged against the legal reserve.

     Discretionary (or Statutory) Reserves. Under the Brazilian Corporate Law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its bylaws. Our bylaws do not provide for a discretionary reserve.

     Contingency Reserve. Under the Brazilian Corporate Law, a portion of our “net profits” may also be discretionary allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the reasons for its establishment cease to exist or (ii) charged off in the event that the anticipated loss occurs.

     Reserve for Investment Projects. Under the Brazilian Corporate Law, a portion of our net income may be allocated for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. After completion of the relevant capital investment projects, we must retain the appropriation until the shareholders, at a shareholders’ meeting, vote on a new destination to the amount appropriated or on transferring all or a portion thereof to capital or retained earnings.

     Unrealized Income Reserve. Under the Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the “realized portion” of net profits for any particular year may be allocated to the unrealized income reserve. The “realized portion” of net profits is the amount by which “net profits” exceeds the sum of (i) a company’s positive net results considering its subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

     The Brazilian Corporate Law provides that all discretionary allocations of “net profits”, including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by the shareholders voting at the Annual Shareholders’ Meeting and can be used to increase our capital stock, for the payment of dividends in subsequent years, charged off in the event of losses, or used to any other destination. The fiscal incentive investment reserve and legal reserve are also subject to approval by the shareholders voting at the Annual Shareholders’ Meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

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

Mandatory Dividend

     Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to not less than 25% of the Distributable Amount (the “Mandatory Dividend”) in any particular year (the amount of which shall include any interest paid on capital during that year). See “Additional Payments on Shareholders’ Equity” below. In addition to the Mandatory Dividend, the Board of Directors may recommend that shareholders receive an additional payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under the Brazilian Corporate Law, if the Board of Directors determines prior to the Annual Shareholders’ Meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported, together with the appropriate explanations, to the shareholders and to the CVM.

Payment of Dividends

     We are required to hold Annual Shareholders’ Meetings by the end of April of each year at which an annual dividend may be declared. Additionally, the Board of Directors may declare interim dividends. Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “Additional Payments on Shareholders’ Equity” below) in respect of its shares, after which we will have no liability for the payments.

     Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR Custodian on behalf of our ADR Depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR Depositary for distribution to holders of ADSs.

Additional Payments on Stockholders’ Equity

     Since January 1, 1996, Brazilian companies have been permitted to pay interest on shareholders’ equity to holders of equity securities and to treat those payments as deductible expense for Brazilian income tax purposes. The amount of interest payable on capital is calculated based on the TJLP, as determined by the Central Bank, applied to each shareholder’s portion of net equity. Brazilian Corporate Law establishes that current earnings are not included as part of the net equity.

     The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the fourth quarter of 2007 was 6.25% .

     Interest on shareholders’ equity is deductible to the extent it does not exceed 50% of either of the following amounts: i) net income, as determined for accounting purposes, for the current period of interest payment before the provision for income tax and the deduction of the amount of interest; or ii) accumulated earnings from prior years.

8B. Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2007, other than the events already described in this annual report.

Item 9. The Offer and Listing

9A. Offer and Listing Details

     Our capital stock is comprised of common shares without par value (ações ordinárias). On January 22, 2008, our shareholders approved a one-for-three split of our common shares. As a result of this stock split, each common share of our capital stock as of January 22, 2008 became represented by three common shares after the split. The same ratio of one common share for each ADS was maintained. See “Item 10.B. Memorandum and Articles of Association.”

     On May 31, 2004, we reverse split our common shares, so that each 1,000 former common shares became represented by four common shares. Effective June 10, 2004, our ADSs were split four-for-one, and each ADS represented one common share after giving effect to the split and regrouping.

     The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the São Paulo Stock Exchange (per common share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

			(In			(In
	High	Low	thousands)	High	Low	thousands)

2003:
Year end	4.56	1.22	2,758	4.60	1.21	1,667
2004:
Year end	6.38	3.19	2,516	6.37	3.17	1,967
2005:
Year end	8.74	5.00	2,886	8.77	5.05	2,548
2006:
First quarter	10.46	6.99	2,696	10.52	7.19	3,219
Second quarter	12.39	8.62	2,259	12.46	8.58	3,276
Third quarter	11.03	8.77	1,636	10.96	8.89	2,383
Fourth quarter	11.23	9.32	1,846	11.12	9.28	2,340
Year end	12.39	6.99	2,108	12.46	7.19	2,803
2007:
First quarter	14.44	9.33	2,938	14.28	9.42	3,415
Second quarter	18.28	14.23	2,195	18.34	14.22	3,067
Third quarter	23.81	14.63	2,747	23.64	14.46	4,075
Fourth quarter	29.80	22.82	2,790	30.56	22.82	3,402
Year end	29.80	9.33	2,665	30.56	9.42	3,490
November 30, 2007	25.74	22.82	2,663	26.21	22.82	3,310
December 31, 2007	29.80	25.40	2,901	30.56	25.44	3,657
2008:
First quarter	40.93	23.75	2,585	40.82	25.53	4,261
Month Ended:
January 31, 2008	31.24	23.75	2,442	32.21	25.53	4,482
February 29, 2008	40.93	31.54	3,027	40.82	31.27	4,509
March 31, 2008	39.54	35.00	2,316	39.83	35.54	3,780

April 30, 2008	43.78	37.07	1,958	44.61	37.32	3,307
May 30, 2008(3)	51.26	43.01	2,383	51.01	43.31	3,247
________________________________________

Source: Economática.
(1)
Prices and volumes of our common shares and ADSs have been adjusted to reflect the one-for-three stock split occurred in January 2008 whereby each common share of our capital stock on December 31, 2007 became represented by three common shares. See “Item 10.B. Memorandum and Articles of Association”.

(2)
U.S. dollar amounts have been translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time;

     As of May 30, 2008, the closing sale price (i) per common share on the BOVESPA was US$48.67 and (ii) per ADS on the NYSE was US$49.17. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

     As of May 30, 2008, approximately 199 million, or approximately 25.8%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 120 record holders (other than our ADR Depositary) with addresses in the U.S., holding an aggregate of approximately 27 million common shares, representing 3.5% of our outstanding common shares.

9B. Plan of Distribution

     Not applicable.

9C. Markets

     The principal trading market for our common shares is the São Paulo Stock Exchange. Our ADSs trade on the NYSE under the symbol “SID”.

Trading on the São Paulo Stock Exchange

     In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The BOVESPA was a nonprofit entity owned by its member brokerage firms until August, 2007. Since then, BOVESPA Holding became a public company with shares negotiated on the BOVESPA. Trading on the BOVESPA is conducted through an electronic trading system from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2007, the aggregate market capitalization of the BOVESPA was equivalent to R$2.5 trillion. In contrast, as of December 2007, the aggregate market capitalization of the NYSE was US$27.1 trillion. The average daily trading volume of the BOVESPA and NYSE for December 2007 was approximately R$6.3 billion and US$73.9 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

     As of December 31, 2007, we accounted for approximately 1.73% of the market capitalization of all listed companies on the BOVESPA.

     The following table reflects the fluctuations in the IBOVESPA index (the BOVESPA’s index) during the periods indicated:

IBOVESPA Index

	High	Low	Close

2003	22,236	9,994	22,236
2004	26,196	17,604	26,196
2005	33,629	23,610	33,456
2006	44,674	32,057	44,473
2007	65,790	41,179	63,886
2008 (through May 30)	73,516	53,709	72,592

     The IBOVESPA index closed at 72,592 on May 30, 2008. Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the “Brazilian Securities Law”), and the Brazilian Corporate Law and regulations issued by the CVM.

     Under the Brazilian Corporate Law, a company is either public, a companhia aberta, such as us, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements.

     Trading in securities on the BOVESPA may be suspended at the request of a company in anticipation of a material announcement. The company should also suspend its trading on international stock exchanges where its securities are traded. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by the CVM or the BOVESPA.

     The Brazilian Securities Law and the regulations issued by the CVM provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, as well as protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Disclosure Requirements

     According to Law No 6,385, a publicly held company must submit to the CVM and BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

     Pursuant to the CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

     Such requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

  specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

  oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

  require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

  require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

  establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and

  forbid trading on the basis of insider information.

Significant Differences between our Corporate Governance Practice and NYSE Corporate Governance Standards

     On November 3, 2004, the NYSE established new corporate governance rules for listed companies. Under the new rules, as a NYSE- listed foreign private issuer, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on the São Paulo Stock Exchange (BOVESPA) required to comply with the corporate governance standards set forth in Corporate Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law, and the rules of CVM. The following is a summary of those differences.

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

Compensation Committee

     NYSE listing standards require U.S. companies to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. As we are not required by Brazilian Corporate Law, we do not have a compensation committee and, in our case, our directors, pursuant to our bylaws, are elected by our shareholders at a general shareholders’ meeting which also sets their global compensation, based on criteria established by our board of directors.

Audit Committee

     Pursuant to NYSE listing standards, a listed company must have an audit committee composed of a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. We believe our audit committee members to be independent. Our Audit Committee was installed in June 2005. See “Item 6C. Board Practices — Fiscal Committee and Audit Committee”.

Ethics Committee

     The Ethics Committee is responsible for recommending improvements to our Code of Ethics and our management in order to avoid conflicts of interests between us and our shareholders and managers. It is also responsible for making an evaluation of such non-compliance to the Code of Ethics, as well as to solve any doubts related to it.

Code of Business Conduct and Ethics

     NYSE listing standards require U.S. companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers to the code for directors or executive officers. We have adopted such a code of ethics for all our employees, including our executive officers and directors. See “Item 16B. Code of Ethics”. The SEC requires us to disclose any waivers to this code of conduct that we make for our principal executive officer, our principal financial officer or our principal accounting officer.

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

10B. Memorandum and Articles of Association

Registration and Corporate Purpose

     We are registered with the Department of Trade Registration under number 15,910. Our corporate purpose, as set forth in Article 2 of our bylaws, is to manufacture, transform, market, import and export steel products and steel derived by-products from the manufacturing plant, as well as to explore other activities that are directly or indirectly related to our corporate purpose, including: mining, cement and carbochemical business activities, the manufacture and assembly of metallic structures, construction, transportation, navigation and port activities.

Directors’ Powers

     Pursuant to our bylaws, a director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests; our shareholders must approve the total compensation of our management and the Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required. A detailed description of the general duties and powers of our Board of Directors may be found in “Item 6A. Directors and Senior Management”.

Description of Capital Stock

     Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law. For further information, see our bylaws, which have been filed as an exhibit to this annual report.

Capital Stock

     On December 31, 2007, our capital stock was comprised of 272,067,946 common shares, without par value including 15,578,128 common shares held in treasury (before our one-for-three stock split). On January 22, 2008, our shareholders approved the cancellation of 4,000,000 treasury shares (equivalent to 12,000,000 common shares after the split) and a one-for-three split of our common shares. As a result of this stock split, each common share of our capital stock as of January 22, 2008 became represented by three common shares after the split. The same ratio of one common share for each ADS was maintained. Considering the stock split and not considering the cancellation of the aforementioned treasury shares, our capital stock issued at December 31, 2007 comprised 816,203,838 commons shares, including 46,734,384 common shares held in treasury. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,200,000,000 common shares without an amendment to our bylaw s by means of a vote at our shareholders’ meeting. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to keep in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

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

     Shareholders’ meetings are called, convened and presided over by the Chairman or Vice-Chairman of our Board of Directors. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado do Rio de Janeiro, the official government publication of the State of Rio de

Janeiro, and in a newspaper of general circulation in the city in which our principal place of business is located, currently the Jornal do Commercio, at least 15 days prior to the scheduled meeting date and no fewer than three times. In addition, because our common shares trade on the São Paulo Stock Exchange, we are required to publish the same notice in a newspaper with national circulation, currently the Gazeta Mercantil. Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

     Except as otherwise provided by law, resolutions passed at a shareholders’ meeting require a simple majority vote, abstentions not considered. Pursuant to Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the following actions: (1) a change a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creation of any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares (in this case, a majority of issued and outstanding shares of the affected class is required); (2) the reduction of mandatory dividend; (3) a change in corporate purpose; (4) our merger into or consolidation with another company or our spin-off; (5) our dissolution or liquidation; (6) cancellation of any liquidation procedure; (7) creation of founders’ shares; and (8) participation in a centralized group of companies as defined under the Brazilian Corporate Law.

     Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to: (1) amend our bylaws; (2) elect or dismiss members of the Board of Directors (and members of the Fiscal Council) at any time; (3) receive and approve the annual management accounts, including the allocation of net profits and the distributable amounts for payment of the mandatory dividends and allocation to the various reserve accounts; (4) authorize the issuance of debentures in general; (5) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (6) accept or reject the valuation of assets contributed by a shareholder in consideration of the subscription of shares in our capital stock; (7) authorize the issuance of founders’ shares; (8) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (9) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code), among others.

Redemption Rights

     Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under the Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one half of the issued and outstanding voting shares to: (1) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by the bylaws); (2) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (3) reduce the mandatory distribution of dividends; (4) change our corporate purpose; (5) merge us with another company or consolidate us; (6) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (7) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (8) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (9) conduct a spin-off that results in (a) a change of corporate purpose, (B) a reduction of the mandatory dividend or (C) any participation in a group of companies as defined under the Brazilian Corporate Law; or (10) in the event that the entity resulting from (a) a merger or consolidation, (B) an incorporação as described above or (C) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended the Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to our bylaws, the reimbursement value of the common shares must equal the market value, determined by a valuation report in accordance with Brazilian Corporate Law, of our capital stock divided by the total number of shares issued by us, excluding treasury shares.

Preemptive Rights

     Except as provided for in Brazilian Corporate Law (such as, mergers and public offerings), our bylaws allow each of our shareholders a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her shareholding. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their shareholdings, only to the extent necessary to prevent dilution of their interest in us.

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

     The BOVESPA operates a central clearing system. A holder of our common shares may choose, at its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the BOVESPA (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the BOVESPA). The fact that those common shares are held in the custody of the BOVESPA will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders is maintained by the BOVESPA and will be treated in the same way as registered shareholders.

Limitations on Ownership and Voting Rights by non-Brazilians Shareholders

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution 2689 or its direct foreign investment regulations. See “Item 10D. Exchange Controls”.

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

10C. Material Contracts

     In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a fixed rate of 6.2569% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. Since we entered into these swap agreements, our shares have appreciated more than 2,000% over the initial price of the ADRs on the New York Stock Exchange. The notional amount of our ADRs by the time we entered into the agreements were US$49.1 million and as of December 31, 2007, the accrued value of these swap agreements to us, based on the market value of our ADRs was US$813.3 million. The significant appreciation of our shares and the consequent increase in the accrued value of these swap agreements in 2007 made these arrangements material to us. For more information see “Item 5A—Operating Results,” “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk” and Note 22 to our consolidated financial statements contained in “Item 18. Financial Statements.” For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

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

     The previous investment regulations, the Annex IV Regulations, have ceased to exist. Prior to Resolution No. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the BOVESPA, without obtaining separate Certificates of Registration for each transaction. Pursuant to Resolution No. 2,689, as amended, investors are also generally entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations”.

     A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR Depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR Custodian, on behalf of our ADR Depositary. Pursuant to the Certificate, our ADR Custodian and our ADR Depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR Depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the common shares are held pursuant to Resolution No. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10E. Taxation—Brazilian Tax Considerations”.

     A non-Brazilian holder of common shares may experience delays in obtaining a Certificate of Registration, which may delay remittances abroad. This kind of delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. See “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.”

     For a description of the foreign exchange markets in Brazil, see “Item 3A. Selected Financial Data– Exchange Rates”.

10E. Taxation

     The following is a summary of certain U.S. federal income and Brazilian tax consequences of the ownership of common shares or ADSs by an investor that holds the common shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of our common shares or ADSs, does not take into account the specific circumstances of any particular investors and does not address certain investors that may be subject to special tax rules (such as tax-exempt entities, certain insurance companies, broker-dealers in securities or currencies, traders in securities that elect to mark-to-market, real estate investment trusts, regulated investment companies, certain financial institutions, partnerships or other pass-through entities, U.S. expatriates, investors liable for alternative minimum tax, investors that directly, indirectly or constructively own 10% or more of our common shares, investors that hold common shares or ADSs as part of a straddle or a hedging straddle, constructive sale conversion, or other integrated transaction or investors whose functional currency is not the U.S. dollar).

     This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Brazil as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of our ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

     TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF COMMON SHARES OR ADSS ARE HEREBY NOTIFIED THAT THE FOLLOWING DISCUSSION IS WRITTEN IN CONNECTION WITH THE REQUIRED DISCLOSURE. SUCH DISCUSSION OF TAX ISSUES WAS NOT INTENDED TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE

OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE. EACH PROSPECTIVE PURCHASER OF COMMON SHARES OR ADSS SHOULD CONSULT ITS OWN INDEPENDENT TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSS.

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

     Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on stockholders’ equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax. The purpose of the tax law change was to encourage the use of equity investments as opposed to indebtedness to finance corporate activities. As a general rule, income tax is withheld on interest payments at the rate of 15%. However, Article 8 of Law no. 9,779, dated January 20, 1999, provides that payment of income to a beneficiary residing in a country considered a tax haven under Brazilian law is subject to a withholding income tax at the rate of 25%. Tax haven is defined as any country that taxes income at a rate lower than 20%. The Brazilian tax authorities may take the position that the 25% rate applies to payments on interest on shareholders’ equity if the beneficiary of those interest payments is located in a country considered to be a tax haven.

Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to article 26 of Law n”10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, article 26, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

     The withdrawal of ADSs (realized by a foreign investor) in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non-Brazilian holder is located in a tax haven, i.e. considered to be places which do not impose any income tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment (“tax haven holder”), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

     Gains realized on disposition of common shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-Brazilian holder to a resident or person domiciled in Brazil or not, based on the fact that the common shares could be considered as assets located in Brazil for purposes of Law n”10,833, article 26.

     Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a 2,689 holder and is not a tax haven holder; and

  are subject to income tax at a rate of 15% in any other case, including gains assessed by a non- Brazilian holder that (i) is not a 2,689 holder, or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 25% shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

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

     Until December 31, 2007, generally, fund transfers in connection with financial transactions in Brazil were subject to Temporary Contribution on Financial Transaction (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF tax, which was levied at a rate of 0.38% on any bank account withdrawals.

     However, as of January 1, 2008, the CPMF tax is no longer in force. The Brazilian government may attempt to reestablish the CPMF and many discussions have been held about whether it will be applied again or not. No assurance can be given this far that the CPMF tax will be applied in the future.

U.S. Federal Income Tax Considerations

     For purposes of this discussion, a “U.S. Holder” is any beneficial owner of common shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust validly elects under applicable Treasury regulations to be taxed as a U.S. person. A “Non-U.S. Holder” is any beneficial owner of common shares or ADSs that is an individual, corporation, estate or trust who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

     If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares should consult its own tax advisor.

     In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

Taxation of Dividends

     U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including payments considered “interest” in respect of stockholders’ equity under Brazilian law) (before reduction for Brazilian withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common shares or ADSs and thereafter as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

     The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 15% rate of tax in respect of “qualified dividend income” received before January 1, 2011. Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on existing Internal Revenue Service (“IRS”) guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

     The U.S. Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the preferential dividend tax rate with respect to their particular circumstances.

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

     Dividends received by most U.S. holders will constitute foreign source “passive income” for foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian income tax withheld from dividends paid with respect to common shares represented by ADSs could be affected by future action taken by the IRS.

     Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

     Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of common shares or ADSs will not be subject to U.S. federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from common shares or ADSs), in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” (at a 30% rate or at a reduced rate as may be specified by an applicable income tax treaty).

Taxation of Capital Gains

     U.S. Holders. Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the U.S. Holder’s gain or loss will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

     If a Brazilian income tax is withheld on the sale, exchange or other taxable disposition of common shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any realized by a U.S.

Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “Taxation – Brazilian Tax Considerations – Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

     Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other taxable disposition of common shares or ADSs unless:

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

     Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional branch profits tax (at a 30% rate or at a reduced rate as may be specified by an applicable income tax treaty).

Passive Foreign investment Companies

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

     If we are treated as a PFIC, a U.S. Holder that did not make a “mark-to-market election” or “QEF election”, each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares or ADSs and (b) any “excess distribution” by CSN to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the common shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder with respect to the common shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such prior year.

     The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election (i) to “mark-to-market” with respect to the common shares or ADSs (a “mark-to-market election”) or (ii) to have us treated as a “qualified electing fund” (a “QEF election”) and we provide certain required information to holders. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s common shares or ADSs are treated as stock of a PFIC. Our ADR Depositary has agreed to distribute the necessary information to registered holders of ADSs.

     A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the common shares or ADSs will be eligible for a mark-to-market election.

     If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. Holder disposes of all or part of its common shares or ADSs.

     A U.S. Holder that makes a mark-to-market election must include for each taxable year in which the U.S. Holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

     A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each of our taxable years, regardless of whether we distributed the income and gain. The U.S. Holder’s basis in the common shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of tax basis in the common shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

     In addition, notwithstanding any election that a U.S. Holder makes with regard to the common shares or ADSs, dividends that a non-corporate U.S. Holder receives from us will not constitute qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodities prices will adversely affect the value of financial assets, liabilities, expected future cash flows or earnings. We developed policies aimed at managing the volatility inherent to certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts.

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

The principal tools used by our treasury department are:

  “Sensitivity Analysis”, which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows.

  “Stress Testing”, which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

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

(v)
U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments, and

(vi)	TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

(vii)	IGP-M (Brazilian inflation index), due to real-denominated debt indexed to this inflation index, and,

(viii)	CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of December 2006*	Notional	2007	2008	2009	2010	2011	Thereafter

US dollar LIBOR (amortization)	548	322	21	40	18	115	31
Interest (fixed part)		6	5	4	2	2	3

US dollar fixed rate (amortization)	2,857	209	500	100	94	71	1,882
Interest		239	242	191	184	178	1,620

Euro fixed rate (amortization)	4	3	1	0	0	0	0
Interest		0	0	0	0	0	0

Euro floating rate (amortization)	0	0	0	0	0	0	0
interest (fixed part)		0	0	0	0	0	0

Yen fixed rate (amortization)	0	0	0	0	0	0	0
Interest		0	0	0	0	0	0

UMBNDES (amortization)	0	0	0	0	0	0	0
interest (fixed part)		0	0	0	0	0	0

CDI (amortization)	333	0	22	2	1	27	281
interest (fixed part)		0	0	0	0	0	0

IGPM (amortization)	195	26	143	4	4	4	14
interest (fixed part)		19	16	2	1	1	1

TJLP (amortization)	168	35	22	23	23	19	46
interest (fixed part)		5	4	3	2	2	2

BRL fixed rate	0	0	0	0	0	0	0

Exposure as of December 2007 *	Notional		2008	2009	20010	2011	Thereafter

U.S. dollar LIBOR (amortization)	574		16	43	53	233	229
Interest (fixed part)			8	7	6	5	5

U.S. dollar fixed rate (amortization)	2,820		573	215	97	73	1,862
Interest			246	205	185	179	1,622

Euro fixed rate (amortization)	3	1	0	0	2	0
Interest		0	0	0	0	0

Euro floating rate (amortization)	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0

Yen fixed rate (amortization)	0	0	0	0	0	0
Interest		0	0	0	0	0

UMBNDES (amortization)	0	0	0	0	0	0
Interest (fixed part)		0	0	0	0	0

CDI (amortization)	372	5	0	1	320	340
Interest (fixed part)		0	0	0	0	0

IGPM (amortization)	186	178	0	0	0	13
Interest (fixed part)		18	0	0	0	1

TJLP (amortization)	308	45	25	47	47	41
Interest (fixed part)		12	11	10	7	2

BRL fixed rates)		0	0	0	0	0

* All figures in U.S. dollars. Because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

     Our cash and cash equivalent instruments were as follows:

	December 2006	December 2007	Exposure

Cash in reais:	522	722	CDI
Cash in U.S. dollars:	437	491	LIBOR

     The table below shows the average interest rate and the average life of our debt.

	December 2006		December 2007
	Average rate %	Average life	Average rate %	Average life

U.S. dollar LIBOR*	1.43	2.02	1.30	4.00
U.S. dollar fixed rate	8.89	9.76 (with perpetual bond)	8.88	13.44 (with perpetual bond)
Euro fixed rate	5.57	0.87	5.67	2.15
Euro floating rate*	0,0.88	0.41	N/A	N/A
Yen fixed rate	N/A	N/A	N/A	N/A
UMBNDES*	3.55	2.44	3.50	2.04
CDI	103.68 of CDI	4.81	103.69 of CDI	4.05
IGPM*	9.98	2.27	9.56	1.23
TJLP*	3.71	3.71	2.52	3.57

* In these cases, figures shown in the table represents the average spread.

     During 2007, we maintained our decision not to hedge our U.S. dollar fixed-rate exposure due to the low level of U.S. interest rates and to the flat shape of the U.S. dollar yield curve. We maintained our policy from the previous year of keeping most of our position in OTC swaps, thus avoiding margin requirements and rollover transaction costs at BM&F, the Brazilian derivatives exchange. The duration of our U.S. dollar fixed-rate derivatives increased from 92 days as of December 31, 2006 to 178 days as of December 31, 2007 (see tables below).

	Notional	Average interest rate	Average maturity
As of December 2007	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI and equity swaps)	1,360	5.,9323%	178

	Notional	Average interest rate	Average maturity
As of December 2006	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI and equity swaps)	1,653	4.40%	92
Futures (U.S. dollar-real)*	62	2.1892%	22
Futures (DI – works like a fixed floating (CDI) swap)*	1,730 (million reais)	14.18% (fixed rate)	135

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

     Our exposure to U.S. dollar is due to the following contract categories:

(i)	U.S. dollar-denominated debt;

(ii)	offshore cash;

(iii)	currency derivatives (in the case of options, we use the delta as a measure of exposure);

(iv)	U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

(v)	offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 2006	December 2007

U.S. dollar Liabilities	3,860	4,044
fixed rate	2,857	2,820
floating rate	536	574
UMBNDES*	548	46
trade accounts payable	467	604

U.S. dollar Assets	2,703	2,574
offshore cash and cash equivalents	437	491
derivatives (futures contracts)	62	-
derivatives (swaps and NDFs)	1,653	1,360
derivatives (options)	-	-
trade accounts receivables	327	252
offshore investments (net of cash)	224	471
Total U.S. dollar Exposure	(1,157)	(1,470)
________________________________________
*
UMBNDES is an index calculated and published by BNDES (Brazilian development bank), which reflects the movement of a currency basket against the Brazilian real. We consider UMBNDES debt as U.S. dollar indexed exposure because of the absolutely high correlation between them.

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

Equity Risk

     In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a fixed rate of 6.2569% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. The rationale for these transactions is that equities historically yield higher long-term returns than fixed-income securities, hence tending to offset CSN’s long-term debt servicing costs. Since we entered into these swap agreements, our shares have appreciated more than 2,000% over the initial price of the ADRs on the New York Stock Exchange. As of December 31, 2007, the accrued value of these swap agreements to us, based on the market value of our ADRs was US$813.3 million. See “Item 5A—Operating Results,” “Item 10C—Material Contracts” and Note 22 to our consolidated financial statements contained in “Item 18. Financial Statements.” For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

     We entered into these transactions in 2003 and rolled the original swaps over on an annual basis since then. The swap agreements currently in force are scheduled to expire in July 2008. The actual cash amount realized on termination of these swap agreements will depend on the tradng price of our ADRs during a final averaging period or, if applicable, the terms of any negotiated close out of the swap agreements. Given our perspective that there is signficant upside in terms of market capitalization of CSN, we are currently negotiating with other financial institutions to enter into new swap agreements, which are intended to reference to the same number of CSN ADRs.

Issued	Maturity	Notional					Market
date	date	amount	Accrued Value		Payable		value

			2006	2007	2006	2007	2006	2007
04/07/2003	07/31/2008	35.8	215.9	644.9	(49.1)	(52.6)	166.1	591.5
04/09/2003	07/31/2008	5.6	33.6	100.5	(7.7)	(8.3)	25.8	92.2
04/10/2003	07/31/2008	2.0	12.1	36.1	(2.7)	(2.9)	9.3	33.2
04/11/2003	07/31/2008	1.0	6.2	18.6	(1.4)	(1.5)	4.8	17.1
04/28/2003	07/31/2008	1.1	6.0	17.8	(1.5)	(1.6)	4.5	16.2
04/30/2003	07/31/2008	0.1	0.4	1.3	(0.1)	(0.1)	0.3	1.2
05/14/2003	07/31/2008	0.2	1.1	3.3	(0.3)	(0.3)	0.8	3.0
05/15/2003	07/31/2008	0.4	2.5	7.5	(0.6)	(0.6)	1.9	6.9
05/19/2003	07/31/2008	1.0	6.4	19.0	(1.4)	(1.5)	4.9	17.5
05/20/2003	07/31/2008	0.3	1.7	4.9	(0.4)	(0.4)	1.3	4.5
05/21/2003	07/31/2008	0.4	2.7	8.1	(0.6)	(0.6)	2.1	7.5
05/22/2003	07/31/2008	0.3	2.1	6.4	(0.4)	(0.5)	1.7	5.9
05/28/2003	07/31/2008	0.4	2.8	8.3	(0.6)	(0.6)	2.2	7.7
05/29/2003	07/31/2008	0.4	2.6	7.8	(0.6)	(0.6)	2.1	7.2
06/05/2003	07/31/2008	0.1	0.6	1.8	(0.1)	(0.1)	0.5	1.7

Total		49.1	296.7	886.3	(67.5)	(72.2)	228.3	813.3

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     At our Annual Shareholders’ Meeting of April 18, 2008, our shareholders approved the payment of dividends and interest on shareholders’ equity referred to 2007, in the total amount of R$2,115 million (US$1,249 million), out of which R$800 million (US$456 million) were already paid on January 8, 2008, as intermediary dividends and interest on shareholders’ equity, in accordance with the relevant resolutions of our Board of Directors (this amount was translated into U.S. dollars based on the exchange rate in effect on the respective date of payment). The outstanding balance of R$1,315 million (US$793 million] was paid on May 5, 2008 (this amount was translated into U.S. dollars based on the exchange rate in effect on the respective date of payment).

     At our Annual Shareholders’ Meeting of April 30, 2007, our shareholders approved the payment of dividends and interest on shareholders’ equity related to 2006, in the total amount of US$682.1 million, of which US$191.7 million and US$153.5 million were paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the resolutions of our Board of Directors. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment. The outstanding balance of US$336.9 million (this amount was translated into U.S. dollars based on the exchange rate in effect on the date of declaration), was supposed to be paid on May 9, 2007, but the payment was temporarily suspended as a result of a federal judicial decision related to a tax contingency.

     On September 2007, we obtained a favorable decision from the Federal Court, allowing us to pay such outstanding dividends, which payment was made on September 4, 2007.

     For further information, see “Item 5. Operating and Financial Review and Prospects - Item 5A. Operating Results—Results of Operations— 2007 Compared to 2006 — Disputed Taxes Payable”.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

     None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our chief executive officer and our chief financial officer, after evaluating together with our management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below, to ensure that material information relating to us was made known to them by others within our company, as of December 31, 2007, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures are ineffective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

Management’s annual report on internal control over financial reporting

     Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in rules 13a-15 (f) under the U.S. Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and presentation of published financial statements.

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

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

      A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:

      Insufficient management oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits and judicial processes substantially related to labor and civil claims to enable us to estimate and record the provision for contingencies relating to such lawsuits. However, there were no significant audit adjustments in the balances of provisions for contingencies and disputed taxes payable as a result of this control deficiency for the year ended December 31, 2007.

      Based on the assessment and the control deficiency abovementioned, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is ineffective. For a copy of our management’s report, dated June 30, 2008, on the effectiveness of our internal control over financial reporting as of December 31, 2007, see Exhibit 15.1 to this annual report.

      The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated June 30, 2008, included in “Item 18. Financial Statements”.

Attestation Report of the Independent Registered Public Accounting Firm

     For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated June 30, 2008, on the effectiveness of our internal control over financial reporting as of December 31, 2007, see “Item 18. Financial Statements”.

Changes in internal control over financial reporting

     Except as disclosed in the following paragraph, there was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     The material weakness identified as of December 31, 2007 relates to the insufficient management oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits and judicial processes substantially related to labor and civil claims and, was caused by certain events occurred during the fiscal year ended December 31, 2007, specifically the replacement of some key personnel in charge of these controls, and did not result in any significant audit adjustments in the balances of our provision for contingencies and disputed taxes payable nor in the results for the year then ended.

     We are currently taking the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the completeness and accuracy of lawsuits and judicial processes, such as training and orientation of all new key personnel in charge of these controls.

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

     Nevertheless, since the creation of our Audit Committee, it has been permanently assisted by a consultant, who renders financial consultant services to the members of our Audit Committee.

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

     There was no amendment to or waiver from any provision of the Code of Ethics in 2007. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is also available on our website (www.csn.com.br) or (www.csn.com.br/ir).

Item 16C. Principal Accountant Fees and Services

     Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ending December 31, 2006, Deloitte Touche Tohmatsu Auditores Independentes and for the fiscal year ending December 31, 2007, KPMG Auditores Independentes acted as our independent auditors. The following table describes the services rendered and the related fees.

	Year ending
	December 31,

	2006	2007

	(In thousands of US$)
Audit fees	1,325	973
Audit – related fees	2,228	690
Tax fees	279	9
Other	47	4

Total	3,879	1,676

Audit fees

     Audit fees in 2006 and 2007 consisted of the aggregate fees billed and billable by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes, respectively, for the audits of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

     Audit-related fees in 2006 and 2007 are fees billed by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes, respectively, for services that are reasonably related to the performance of the audit or review of our financial statements. In 2006 and 2007, audit-related fees refer mainly to due diligence procedures.

Tax Fees

     Fees billed in 2006 and 2007 for professional services rendered by Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes, respectively, are for tax compliance services.

Other Fees

     Fees disclosed under the category “Other” refer mainly to out of pocket expenses. The services to be provided by the external auditors not directly related to the auditing of our financial statements are previously submitted to the audit committee in order to ensure that they do not infringe the auditor’s independence.

Pre-approval Policies and Procedures

     Board approval is required before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our Board of Directors pre-approves all audit and non-audit services provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A- 3. For a further discussion of our fiscal and audit committee exemption, see “Item 6C. —Board Practices—Fiscal Committee and Audit Committee.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Since the beginning of 2004, in accordance with the limits and provisions of CVM’s Instruction No. 10/80, our Board of Directors approved a number of share buyback programs. The following table sets forth our purchases of our equity securities in 2007:

Maximum Number
		Average	Total Number of Shares	of Shares that May
	Total Number of	Price Paid	Purchased as Part of	Yet Be Purchased
	Shares	per	Publicly Announced	Under the Plans or
Period	Purchased(1)(3)	Share(2)(3)	Plans or Programs(3)	Programs

From January 31 until February 8	2,770,884	11.311	2,770,884	-
__________________
(1)
Number of shares purchased may differ from the quantities disclosed in our consolidated financial statements since the table above considers the dates when the purchases occurred whereas in our consolidated statements the shares buyback are recorded at the liquidation dates.

(2)	Translated from reais into U.S. dollars based on the average exchange rate during the applicable month.
(3)	Prices and volumes of our common shares and ADS above have been adjusted to reflect the stock split that occurred on January 22, 2008.

     On December 21, 2007 our Board of Directors authorized the acquisition of up to 4,000,000 (equivalent to 12,000,000 after the stock split) shares to be held in treasury for subsequent sale or cancellation. This buyback program was initiated on January 23, 2008. No shares were acquired through this program that was concluded on February 27, 2008.

     On December 31, 2007, our capital stock was comprised of 272,067,946 common shares, without par value including 15,578,128 common shares held in treasury (before our one-for-three stock split). On January 22, 2008, our shareholders approved the cancellation of 4,000,000 treasury shares (equivalent to 12,000,000 after the stock split) and a one-for-three split of our common shares. As a result of this stock split, each common share of our capital stock as of January 22, 2008 became represented by three common shares after the split. The same ratio of one common share for each ADS was maintained. Considering the stock split and not considering the cancellation of the aforementioned treasury shares, our capital stock comprised 816,203,838 common shares, including 46,734,384 common shares held in treasury

     On March 20, 2008, our Board of Directors authorized the acquisition on the São Paulo Stock Exchange (BOVESPA), of up to 10,800,000 of our shares to be held in treasury for subsequent sale or cancellation. No shares were acquired through this buyback program that was concluded on April 28, 2008.

     On May 6, 2008, a new buyback program was approved by our Board of Directors, authorizing the acquisition of up to 10,800,000 of our shares to be held in treasury for subsequent sale or cancellation. No shares were acquired through this buyback program that was concluded on May 28, 2008.

     On June 2, 2008, a new buyback program was approved by our Board of Directors, authorizing the acquisition of up to 10,800,000 of our shares to be held in treasury for subsequent sale or cancellation. No shares were acquired through this buyback program that was concluded on June 26, 2008.

     On June 27, 2008, a new buyback program was approved by our Board of Directors, authorizing the acquisition of up to 10,800,000 of our shares to be held in treasury for subsequent sale or cancellation. This program starts on June 30, 2008 and expires on July 29, 2008.

Item 17. Financial Statements

     We have responded to Item 18 in lieu of responding to this item.

PART III

Item 18. Financial Statements

     The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu and KPMG Auditores Independentes thereon, are filed as part of this annual report.

Item 19. Exhibits

Exhibit	Description

Number

1.1	Bylaws of CSN, as amended to date.
2.1
Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended as of November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F- 6 relating to the ADSs (File n° 333-115078) filed with the SEC on April 30, 2004).

10.1
Equity Swap Agreements, originally dated as of April 2, 2003 between CSN and POBT Bank and Trust Limited (an affiliate of Banco Pactual, later assigned to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund), and as further amended and novated.

12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification of Chief Executive Officer.
13.2	Section 906 Certification of Chief Financial Officer.
15.1	Management’s report dated June 30, 2008, on the effectiveness of our internal control over financial reporting as of December 31, 2007.
15.2	Consent of Golder Associates S.A.

SIGNATURE

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30 , 2008	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Otávio de Garcia Lazcano
	Name:	Otávio de Garcia Lazcano
	Title:	Chief Financial Officer

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Financial Statements
For the Years Ended December 31,
2005, 2006 and 2007
And Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Companhia Siderúrgica Nacional

We have audited Companhia Siderúrgica Nacional (the Company) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or time ly detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: insufficient management oversight and supervisory review related to the monitoring controls over the completeness and accuracy of the judicial lawsuits and processes substantially related to labor and civil claims  to enable the Company to estimate and record the estimated liability related to such lawsuits. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows of the Company and subsidiaries. This mat erial weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated June 30, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Rio de Janeiro, RJ - Brazil
June 30, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries (“the Company”) as of December 31, 2007 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Siderúrgica Nacional’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Independentes

Rio de Janeiro, RJ - Brazil
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheets of COMPANHIA SIDERÚRGICA NACIONAL and subsidiaries (“the Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

By: /s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 29, 2007 (except with respect to the matters discussed in Note 24.a, as to which the date is January 22, 2008)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2006	2007

Current assets
Cash and cash equivalents	959	1,213
Short-term investments	353	-
Derivative assets	228	813
Trade accounts receivable, net	549	559
Inventories	1,031	1,152
Recoverable taxes	142	92
Deferred income taxes	193	310
Insurance claim	209	105
Other accounts receivable	87	205
Other	211	216

	3,962	4,665

Property, plant and equipment, net	3,211	4,824

Investments in affiliated companies	275	399

Goodwill	100	166

Other assets
Restricted deposits for legal proceedings	301	996
Receivables from related parties	131	201
Deferred income taxes	292	334
Prepaid pension cost	33	138
Recoverable taxes	48	87
Other accounts receivable	61	67
Other	134	188

	1,000	2,011

	8,548	12,065

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Liabilities and stockholders’ equity	As of December 31,

	2006	2007

Current liabilities
Trade accounts payable	717	733
Payroll and related charges	59	84
Taxes payable	242	399
Interest on stockholders’ equity	81	298
Current portion of long-term debt	270	872
Accrued finance charges	86	104
Derivative liabilities	101	146
Other accounts payable	44	134
Other	78	95

	1,678	2,865

Long-term liabilities
Accrued pension cost	213	-
Long-term debt and debentures	3,703	3,647
Accrual for contingencies and disputed taxes payable	1,820	1,943
Taxes payable in installments	-	437
Deferred income taxes	8	332
Other	79	153

	5,823	6,512

Stockholders’ equity
Common stock – 1,200,000,000 shares (no par value)
authorized – 816,203,838 shares issued at December
31, 2007 and December 31, 2006 – outstanding shares:
772,240,338 at December 31, 2006 and 769,469,454 at
December 31, 2007	2,447	2,447
Capital surplus	53	53
Treasury stock – 43,963,500 shares at December 31,
2006 and 46,734,384 shares at December 31, 2007	(256)	(288)

Retained earnings
Appropriated	474	1,188
Unappropriated	(146)	293
Accumulated other comprehensive loss	(1,525)	(1,005)

	1,047	2,688

	8,548	12,065

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Expressed in millions of United States dollars, except share and per share data

	Years ended December 31,

	2005	2006	2007

Operating revenues
Domestic sales	3,449	3,550	5,283
Export sales	1,224	1,263	1,695

	4,673	4,813	6,978
Sales taxes	(829)	(899)	(1,305)
Discounts, returns and allowances	(39)	(68)	(156)

Net operating revenues	3,805	3,846	5,517
Cost of products sold	(1,837)	(2,102)	(3,076)

Gross profit	1,968	1,744	2,441

Operating expenses
Selling	(186)	(167)	(310)
General and administrative	(108)	(148)	(185)
Other income (expense)	(28)	(149)	(85)

	(322)	(464)	(580)
Operating income	1,646	1,280	1,861

Non-operating income (expenses), net
Financial income (expenses), net	(550)	(533)	(219)
Foreign exchange and monetary gain (loss), net	183	218	438
Other	3	22	81

	(364)	(293)	300
Income before income taxes and equity in results
of affiliated companies	1,282	987	2,161

Income taxes
Current	(458)	(198)	(619)
Deferred	31	(98)	85

	(427)	(296)	(534)

Equity in results of affiliated companies	47	58	76

Net income	902	749	1,703

Basic and diluted earnings per common share	1.11	0.97	2.21

Weighted average number of common shares
outstanding (in thousands)	810,825	772,302	769,749

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2005	2006	2007

Cash flows from operating activities
Net income for the year	902	749	1,703
Adjustments to reconcile net income for the year
to net cash provided by operating activities
Depreciation and amortization	166	205	397
Foreign exchange and monetary gain, net	(183)	(218)	(438)
Interest accrued	231	302	246
Accrual for contingencies and disputed taxes
payable	424	282	47
Accrual for derivatives	272	218	(415)
Gain on sale of short-term investments	-	-	(65)
Deferred income taxes	(31)	98	(85)
Equity in results of affiliated companies	(47)	(58)	(76)
Other	(12)	(9)	(21)

Decrease (increase) in operating assets
Trade accounts receivable	(95)	(209)	152
Short-term investments	134	-	-
Inventories	177	(326)	97
Recoverable taxes	202	(31)	49
Insurance claim	-	(208)	-
Prepaid Pension Cost	-	-	(89)
Other	17	(126)	(48)

Increase (decrease) in operating liabilities
Trade accounts payable	149	187	(54)
Payroll and related charges	(16)	28	11
Taxes payable	(146)	135	64
Accrued pension cost	(22)	(35)	-
Other	(365)	(65)	(211)

Net cash provided by operating activities	1,757	919	1,264

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2005	2006	2007

Cash flows from investing activities
Additions to property, plant and equipment	(290)	(706)	(632)
Proceeds from sale of short-term investments	-	187	437
Purchase of short-term investments and debt
securities	(231)	(353)	-
Restricted deposits from legal proceedings	(34)	(19)	(561)
Business acquisitions, net of cash acquired	(38)	(28)	(348)
Proceeds received from insurance claims	-	90	134
Loans to related parties	-	(10)	(121)

Net cash used in investing activities	(593)	(839)	(1,091)

Cash flows from financing activities
Short-term debt, net	(529)	(762)	-
Long-term debt
Proceeds	1,200	2,082	1,659
Repayments	(341)	(733)	(1,397)
Treasury stock	(365)	(17)	(32)
Dividends and interest on stockholders' equity	(961)	(833)	(352)

Net cash used in financing activities	(996)	(263)	(122)

Effects of changes in exchange rates on cash and
cash equivalents	(103)	(99)	203

Increase (decrease) in cash and cash equivalents	271	(282)	254

Cash and cash equivalents, beginning of year	970	1,241	959

Cash and cash equivalents, end of year	1,241	959	1,213

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2005	2006	2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Cash paid during the year for:
Interest	347	363	381
Income taxes	147	79	821

Business acquisitions:
Fair value of assets acquired	39	215	475
Fair value of liabilities assumed	(1)	(183)	(35)
Total purchase price	38	32	440
Amount payable			(90)
Cash acquired	-	(6)	(2)
Purchase price, net of cash acquired	38	28	348

Supplemental noncash financing and investing
activities:
Interest on stockholders' equity and dividends unpaid in
the year	111	81	298
Effects of FASB Statement No. 158, net of taxes,
recognized as accumulated other comprehensive
income	-	38	234
Changes in fair value of available-for-sale securities,
net of taxes,
recognized as accumulated other comprehensive
income	-	24	(30)

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2005	2006	2007

Movement of Common Shares (quantities):
Balance, beginning of year	830,680,338	774,546,138	772,240,338
Treasury stock acquisition	(56,134,200)	(2,305,800)	(2,770,884)

Balance, end of year	774,546,138	772,240,338	769,469,454

Common stock
Balance, beginning and end of year	2,447	2,447	2,447
Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	(153)	(239)	(256)
Stock acquisition	(365)	(17)	(32)
Stock cancellation	279	-	-

Balance, end of year	(239)	(256)	(288)

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2005	2006	2007

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	184	272	317
Transfer from unappropriated retained earnings	88	45	681

Balance, end of year	272	317	998

Legal reserve
Balance, beginning of year	126	144	157
Transfer from unappropriated retained earnings	18	13	33

Balance, end of year	144	157	190

Total balance, end of year	416	474	1,188

Unappropriated retained earnings
Balance, beginning of year	529	77	(146)
Net income	902	749	1,703
Dividends and interest on stockholders’ equity	(969)	(914)	(550)
Stock cancellation	(279)	-	-
Appropriation to reserves	(106)	(58)	(714)

Balance, end of year	77	(146)	293

Total retained earnings	493	328	1,481

Accumulated other comprehensive loss
Adoption of FASB Statement No. 158
Balance, beginning of year	-	-	38
Change in the year, net of US$(20) tax in 2006 and
US$(124) in 2007		38	234
Balance, end of year	-	38	272

Unrealized gain (loss) on available-for-sale securities
Balance, beginning of year	-		24
Change in the year, net of US$(12) tax in 2006 and
US$15 in 2007		24	(30)
Balance, end of year	-	24	(6)

Cumulative translation adjustment
Balance, beginning of year	(1,860)	(1,745)	(1,587)
Change in the year	115	158	316
Balance, end of year	(1,745)	(1,587)	(1,271)

Total accumulated other comprehensive loss	(1,745)	(1,525)	(1,005)

Total stockholders’ equity	1,009	1.047	2,688

Comprehensive income
Net income	902	749	1,703
Effect of FASB Statement No. 158, net of taxes		-	234
Changes in fair value of available-for-sale securities,		24	(30)
net of taxes
Translation adjustments for the year	115	158	316

Total comprehensive income	1,017	931	2,223

The accompanying notes are an integral part of these consolidated financial statements

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

	Direct and Indirect
	Ownership interest (%)		Main activities

Companies	2006	2007

Full consolidation
CSN Energy	100.00	100.00	Holding Company
CSN Export	100.00	100.00	Financial operations and trading
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI (1)	-	100.00	Financial operations
CSN Overseas	100.00	100.00	Financial operations and holding company
CSN Panama	100.00	100.00	Financial operations and holding company
CSN Steel	100.00	100.00	Financial operations and holding company
Sepetiba Tecon	100.00	100.00	Maritime port services
CSN I	100.00	100.00	Holding company
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia. Metalic Nordeste	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	99.99	99.99	Steel products service center
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Energia	99.90	99.90	Trading of electricity
Nacional Minérios	99.99	99.99	Mining and holding company
CSN Aceros	100.00	100.00	Holding company
CSN Cayman	100.00	100.00	Financial operations and trading
CSN Iron	100.00	100.00	Financial operations
CSN LLC	100.00	100.00	Steel industry
CSN LLC Holding Corp	100.00	100.00	Holding company
CSN Partner LLC	100.00	100.00	Holding company
Energy I	100.00	100.00	Holding company
Tangua	100.00	100.00	Holding company
CSN Madeira (2)	100.00	100.00	Financial operations and holding company
Cinnabar	100.00	100.00	Financial operations and holding company
Hickory	100.00	100.00	Financial operations and trading
Lusosider Projectos Siderúrgicos	100.00	100.00	Holding company
Lusosider Aços Planos	99.93	99.93	Steel industry
CSN Finance	100.00	100.00	Financial operations and holding company

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

CSN Holdings	100.00	100.00	Financial operations and holding company
Cia Metalúrgica Prada (Prada)	100.00	100.00	Package production
GalvaSud	100.00	100.00	Steel industry
Pelotização Nacional (1)	-	99.99	Mining and holding company
Minas Pelotização (1)	-	99.99	Mining and holding company
CSN Aços Longos (1)	-	99.99	Steel and metal products industry and trading
Nacional Siderurgia (1)	-	99.99	Steel industry
CSN Gestão de Recursos Financeiros (1)	-	99.99	Financial operations and holding company
Congonhas Minérios (1)	-	99.99	Mining and holding company
CSN Acquisitions (1)	-	100.00	Financial operations and holding company
Companhia de Fomento Mineral (1)	-	100.00	Mining and holding company
MG Minérios (1)	-	99.99	Mining and holding company
Inversiones CSN Espanha S.L. (1)	-	100.00	Financial operations and holding company
CSN Finance B.V. (Netherlands) (1)	-	100.00	Financial operations and holding company
Not consolidated
Itá Energética	48.75	48.75	Electricity Generation
Companhia Ferroviária do Nordeste (CFN)	45.78	46.88	Railroad transportation
MRS Logística	32.93	32.93	Railroad transportation

Exclusive investment funds consolidated
Mugen – Fundo de Investimento Multimercado	100.00	100.00	Investment funds
Diplic – Fundo de Investimento Multimercado	100.00	100.00	Investment funds

1) Companies incorporated during 2007.
2) In 2006 CSN Madeira was denominated Jaycee.

2 Summary of significant accounting policies and practices

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

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's functional currency, into U.S. dollars; the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.1380 and R$1.7713 to US$1.00 at December 31, 2006 and December 31, 2007, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable periods. Treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

(d) Short-term investments

Securities for which the Company has positive intent and ability to hold to maturity are classified as held-to-maturity and measured at amortized cost. Securities that are not classified as held-to-maturity or as trading securities are classified as available-for-sale, which are recorded at fair value with the changes recognized as a component of accumulated other comprehensive loss.

(e) Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Allowance are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

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

(g) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Joint ventures in which the Company has a majority interest, but, through stockholders’ agreements, does not have effective management control are also accounted for under the equity method. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from stockholders’ equity. Provisions are recorded as liability on equity investments with negative stockholders’ equity. The stockholders’ equity of the affiliated companies are adjusted to comply with US GAAP for equity method purposes.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

Maintenance and repair expenses, including those related to programmed maintenance of the Company’s blast furnaces, are charged to the cost of production as incurred. Any gain or loss on the disposal of property, plant and equipment are recognized on disposal.

(i) Recoverability of long lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. No impairment losses have been recorded for any of the periods presented.

(j) Goodwill

Goodwill represents the cost of investments in excess of the fair value of the net identifiable assets acquired and liabilities assumed. The Company adopts SFAS No. 142 (“SFAS 142”), Goodwill and Other Inatngible Assets, under which goodwill is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves identification of reporting units and estimates of fair values. No impairment losses have been recorded for any of the periods presented.

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

Handling and shipping expenses are classified in the income statement as selling expenses. For the years ended December 31, 2005, 2006 and 2007 those expenses amounted to US$170, US$142 and US$228, respectively.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

(l) Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143-“Accounting for Asset Retirement Obligations.” Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life. The effect of the application of SFAS 143 is not material.

(m) Environmental and remediation costs

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

(n) Research and development costs

Expenditures for research and development of new products for the year ended December 31, 2007 were US$19 (US$21 in 2006 and US$10 in 2005). All such costs are expensed as incurred.

(o) Accrued/ Prepaid pension cost

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

(p) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”. The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. The Company maintains full provisions for such tax liabilities in accordance with FASB Statement of Concepts - CON 6 “Elements of Financial Statements” because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, unappealable judgment is issued in the Company's favor. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

(q) Employee profit participation plan

The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40%, limited to one month’s salary per employee plus a specified amount of R$1,054.78 (US$595.48) as of December 31, 2007 and R$2,120.02 (US$991.59) as of December 31, 2006. Expenses related to the employee profit participation plan in cost of sales, general and administrative expenses and selling expenses amounted to US$30, US$22 and US$21 in 2007, 2006 and 2005, respectively.

(r) Compensated absences

Compensated absences are accrued over the vesting period.

(s) Income taxes

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

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest and penalties related to unrecognized tax benefits in interest expense in the income statement.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

(t) Statements of cash flows

Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(u) Earnings per share

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

(v) Concentration of credit risk

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

(w) Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies report changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included comprehensive income as part of the consolidated statements of changes in stockholders’ equity.

(x) Interest attributed to stockholders

As from January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 6.85% and 6.25% for the years 2005, 2006 and 2007 respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus accumulated net income and unrealized income reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2007 and 2006 with a direct charge to stockholders’ equity.

(y) Treasury stock

Treasury stock consists of the Company’s own stock which has been issued and subsequently reacquired by the Company and has not been reissued or cancelled. Such treasury stock is carried at cost of acquisition.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

(z) Segment information

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

(aa) Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of income. See Note 22 for additional information.

(ab) Concessions

The Company holds certain governamental concessions which are accounted for in accordance with SFAS 13 - “Accounting for Leases”. Accordingly, the contracts are classified as operating leases or capital leases dependent upon whether certain criteria are met. The Company’s port facilities concession of Tecon is classified as an operating lease.

3 Recently issued accounting pronouncements

The following new accounting standards have been issued and were adopted by the Company as of December 31, 2007:

FSP No. FAS 115- 1 and 124- 1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (FSP No. FAS 115- 1 and 124- 1). The FASB issued FSP No. FAS 115-1 and 124-1 in November 2005, which was effective for us beginning January 1, 2006. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other- than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other- than- temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, " Accounting for Certain Investments Held by Not-for-Profit Organizations", and APB Opinion No. 18. The adoption of FSP No. FAS 115-1 and 124-1 did not have a material impact on our consolidated results of operations, cash flows or financial position.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140" (SFAS No. 155). In February 2006, the FASB issued SFAS No. 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for at fair value at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS No. 155 is effective for us for all financial instruments acquired, issued, or subject to remeasurement after January 1, 2007, and for certain hybrid financial instruments that have been bifurcated prior to the effective date, for which the effect is to be reported as a cumulative-effect adjustment to beginning retained earnings. The adoption of SFAS No. 155 did not have any material impact on our consolidated results of operations, cash flows or financial position.

SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment to FASB Statement No. 140" (SFAS No. 156). In March 2006, the FASB issued SFAS No. 156, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. These servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method. SFAS No. 156 is effective for us as of January 1, 2007, and must be applied prospectively, except where an entity elects to remeasure separately recognized existing arrangements and reclassify certain available-for-sale securities to trading securities, any effects must be reported as a cumulative- effect adjustment to retained earnings. The adoption of SFAS No. 156 did not have any material impact on our consolidated results of operations, cash flows or financial position.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

SFAS No. 158, "Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). In September 2006, the FASB issued SFAS No. 158, which changes the recognition and disclosure provisions and measurement date requirements for an employer’s accounting for defined benefit pension and other postretirement plans. The recognition and disclosure provisions require an employer to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation – in its statement of financial position, (2) recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (3) disclose in the notes to financial statements certain additional information. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. We were required to initially recognize the funded status of our defined benefit pension and other postretirement plans and to provide the required additional disclosures as of December 31, 2006. Retrospective application is not permitted. The adoption of SFAS No. 158 recognition and disclosure provisions are discussed in Note 16 to these consolidated financial statements.

SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). In September 2006 the SEC issued SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Traditionally, there have been two widely-recognized approaches for quantifying the effects of financial statement misstatements. The income statement approach focuses primarily on the impact of a misstatement on the income statement — including the reversing effect of prior year misstatements — but its use can lead to the accumulation of misstatements in the balance sheet. The balance sheet approach, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a " dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 was effective for our year ended December 31, 2006. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii), under certain circumstances, recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any material impact on our consolidated results of operations, cash flows or financial position.

In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. The adoption of FIN 48 did not have any material impact on our consolidated results of operations or financial position.

FSP No. AUG AIR- 1, "Accounting for Planned Major Maintenance Activities," (FSP No. AUG AIR- 1). In September 2006, the FASB Staff issued FSP No. AUG AIR- 1. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. The FSP also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in this FSP is effective for us as of January 1, 2007 and has been applied retrospectively for all financial statements presented. The adoption of FSP No. AUG AIR-1 did not have any material impact on our consolidated results of operations, cash flows or financial position, as we already apply the direct expensing method of accounting.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF No. 06-3). In June 2006, the EITF reached a consensus on EITF No. 06-3 to address any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue’s scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for us beginning January 1, 2007. The adoption of EITF No. 06-3 did not have any material impact on our consolidated results of operations, cash flows or financial position. Our policy is and will continue to be to classify such taxes as a deduction from operating revenues.

EITF Issue No. 06-6, "Debtor’s Accounting for a Modification (or exchange) of Convertible Debt Instruments" (EITF No. 06-6). In November 2006, the EITF reached a consensus on EITF No. 06-6. EITF No. 06-6 addresses how a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option should be considered in the issuer’s analysis of whether debt extinguishment accounting should be applied, and further addresses the accounting for a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option when extinguishment accounting is not applied. EITF No. 06-6 applies to modifications (or exchanges) occurring in interim or annual reporting periods beginning after November 29, 2006, regardless of when the instrument was originally issued. Early application is permitted for modifications (or exchanges) occurring in periods for which financial statements have not been issued. There were no modifications to, or exchanges of, any of our debt instruments within the scope of EITF No. 06-6 in 2006 or 2007. The impact to us of applying EITF No. 06-6 in subsequent periods will be dependent upon the nature of any modifications to, or exchanges of, any debt instruments within the scope of EITF No. 06-6.

The following new accounting standards have been issued, but have not yet been adopted by the Company as of December 31, 2007.

SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. For us, SFAS No. 157 is effective as of January 1, 2008 and must be applied prospectively except in certain cases. We are currently evaluating the impact of adopting SFAS No. 157, and believe that such standard will not generate a material impact on our consolidated results of operations, cash flows or financial position. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS No. 157’s fair value measurement requirements for non financial assets and liabilities, except for items that are required to be recognized or disclosed at fair value.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We will measure our financial assets and financial liabilities subject to SFAS No. 159 at fair value and expect no significant impacts on our consolidated results of operations, cash flows or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination,” which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting (which Statement No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this statement. This statement’s scope is broader than that of Statement No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this statement. In addition, this statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement No. 141(R). This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are currently evaluating the impact of such new pronouncement in our consolidated financial statements.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). In March 2008, the FASB issued SFAS No. 161, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). In May 2008, the FASB issued SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (US GAAP). This Statement shall be effective 60 (sixty) days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

4 Insurance claim

On January 22, 2006, we were affected by an accident involving equipment adjacent to Blast Furnace No. 3, mainly impacting our powder collecting system. As a result of this accident the equipment production was interrupted until the end of the first semester of 2006. The cause of the accident was expressly covered by the terms of the insurance policy, as formally confirmed by the insurance company. We estimate total losses resulting from this accident of approximately US$650 million of which we have already received payment of US$360 million (R$736 million).

Based on preliminary reports issued by independent consultants and on the confirmation of the insurance coverage by the insurance company, we recognized up to December 31, 2006, the amount of US$342 million (R$730 million) related to costs incurred to purchase slabs from third-party sources and fixed expenses as an offset to cost of sales and US$9 million (R$18 million)as an offset to cost of sales corresponding to the income in the write-off of damaged assets (net book value of approximately US$81 million (R$174 million).

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

On December 31, 2007, we maintained a balance receivable from losses claimed in the amount of US$105 million (R$186 million). We do not identify any risk in such credit, taking into account the international reputation, the prestige and the ratings of the insurance and reinsurance companies and we consider this as a current asset of CSN based on the fact that we expect to receive such amount in the next 12 months.

5 Business acquisitions

CFM (Cia. de Fomento Mineral)

In order to strengthen the Company´s position as player in the iron market, the Company acquired 100% of the capital of Companhia de Fomento Mineral e Participações (“CFM”), a mining company located in the State of Minas Gerais, for US$440. The Company accounted for this acquisition using Statement of Financial Accounting Standards No. 141 - Business Combinations (“SFAS 141”) and Statement of Financial Accounting Standards No. 142 – Goodwill and Other Intangible Assets (“SFAS 142”). Accordingly, the results of operations for the acquired business are included in the accompanying consolidated statements of income beginning June, 2007, the closing date of the acquisition, and the related assets and liabilities were recorded based upon their relative fair values as of the acquisition date.

Management’s allocation of the purchase price considerations at the acquisition date, based on the valuation of the acquired assets and liabilities performed by an unrelated third-party appraiser, was as follows:

Current assets
Cash and cash equivalents	2
Trade accounts receivable	3
Inventories	13
Prepaids and other assets	9

Property, plant and equipment	667
Current liabilities	(35)

Deferred taxes liabilities	(219)

Total purchase price	440

We did not identify any intangible assets in CFM to be recognized apart from goodwill.

The unaudited financial information in the table below summarizes the combined results of operations of the Company and CFM, on a pro-forma basis, as though the companies had been combined as of the beginning of each of the two periods presented.
The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the two periods presented.
The unaudited pro-forma financial information for 2007 combines the historical results for CSN for 2007, which include the results of CFM as from July 1, 2007 and the historical results of CFM for the period from January 1, 2007 to June 30, 2007, date of the acquisition. The unaudited pro-forma financial information for 2006 combines historical results of CSN and CFM. The following table summarizes the pro-forma financial information, unaudited:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	Year ended December, 31

Accounts	2006	2007

Gross operating revenues	4,898	7,042
Net operating revenues	3,922	5,575
Costs of products sold and operating expenses	(2,665)	(3,723)
Income before income taxes and equity in
results of affiliated companies	964	2,153
Income taxes	(288)	(531)
Net income	734	1,697
Basic and diluted earnings per share	0.95	2.21
Weighted number of shares (in thousands)	772,302	769,749

6 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2005	2006	2007	2007	2007

			Brazil	Abroad	Total

Income before income taxes and equity in results of
affiliated companies	1,282	987	1,562	599	2,161

Federal income tax and social contribution at
statutory rates	(436)	(336)	(531)	(204)	(735)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	38	28	40	-	40
Nontaxable foreign exchange gain (loss) from
subsidiaries or taxed at different rates	-	-		159	159
Reversals (additions) to valuation allowance	(9)	2		(12)	(12)
Reversal of disputed taxes payable (penalties)	-	18	-	-	-
Fiscal incentives	7	8	10	-	10
Other permanent differences	(27)	(16)	2	2	4

Tax expense per statements of income	(427)	(296)	(479)	(55)	(534)

Income tax expenses for the years ended December 31, 2006 and 2007 consist of:

	2006			2007

	Current	Deferred	Total	Current	Deferred	Total

Brazil	(179)	(113)	(292)	(551)	72	(479)
Abroad	(19)	15	(4)	(68)	13	(55)

Total	(198)	(98)	(296)	(619)	85	(534)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

For the years ended December 31, 2005, 2006 and 2007, income from continuing operations before taxes and equity in results of affiliated companies consists of the following:

	Years ended December 31,

	2005	2006	2007

Brazil	1,231	944	1,562
Foreign	51	43	599

Total	1,282	987	2,161

The major components of deferred income tax accounts in the balance sheets are as follows:

	As of December 31,

	2006	2007

Current assets
Tax loss carryforwards	2	2
Inventories – basis difference	-	16
Expenses deductible when paid	191	286
Other	-	6

Current deferred tax assets	193	310

Non-current assets
Tax loss carryforwards	81	103
Deferred charges – basis difference	35	37
Provision for contingencies	102	194
Expenses deductible when paid	48	48
Accrued pension cost	61	-

Total non-current deferred tax assets	327	382

Total deferred tax assets	520	692

Non-current deferred tax liability
Property, plant and equipment – basis difference.	(8)	(285)
Prepaid pension cost	-	(47)

Total non-current deferred tax liabilities	(8)	(332)

Valuation allowance
Balance, beginning of year	(36)	(35)
Reversals (Additions)	2	(12)
Translation adjustment	(1)	(1)

Balance, end of the year	(35)	(48)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	As of December 31,

	2006	2007

Current deferred tax assets	193	310

Non-current deferred tax assets	327	382
Valuation allowance	(35)	(48)

Non-current deferred tax assets, net	292	334

Total deferred tax assets	485	644

Non-current deferred tax liability	(8)	(332)

The tax loss carryforwards and social contribution negative basis, in the amounts of US$324 as of December 31, 2007 expire as follows:

Expiration dates	Amount

December 31, 2008	2
December 31, 2009	6
December 31, 2010	-
December 31, 2011	39
December 31, 2012	-
December 31, 2013	24
2023 and thereafter	85
Not expirable	168

Total tax loss carryforwards	324

The valuation allowance for deferred tax assets as of December 31, 2007 was US$48 (US$35 as of December 31, 2006). The net change in the total valuation allowance was an increase of US$12 in 2007 (an decrease of US$2 in 2006). The valuation allowance at December 31, 2007 and 2006 was primarily related to tax loss carryforwards generated by certain foreign subsidiaries that, in the judgment of management are not more likely than not to be realized in the near future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on CSN’s consolidated financial statements.

The reconciliation of the unrecognized tax benefits between the beginning and end of 2007 is as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Balance as of January 1, 2007	378
Additions	113
Translation adjustment	78

Balance as of December 31, 2007	569

The balance of total unrecognized tax benefits above at December 31, 2007, contains potential benefits of US$569, that if recognized, would affect the effective rate on income from continuing operations.

In addition, the Company does not expect these unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. The Brazilian and Foreign tax returns are open to examination by the respective tax authorities for the years beginning in 2002.

As of December 31, 2007, the undistributed earnings of the Company’s foreign subsidiaries have been invested and will continue to be invested in their operations, having no presumption that they will be remitted to the parent company in the foreseable future. These undistributed earnings of the Company´s foreign subsidiaries amounted to US$953 as of December 31, 2007. If circumstances change and the Company decides to repatriate these undistributed earnings, the tax liability in lieu thereof will amount to US$278.

Interest expense recognized related to uncertain tax positions amounted to US$39 and US$32 in 2007 and 2006, respectively. Total accrued interest and penalties as of December 31, 2007 was US$127 (US$70 as of December 31, 2006) and were included in accrual for contingencies.

7 Cash and cash equivalents

	As of December 31,

	2006	2007

Cash in hand and bank deposits
Local currency	74	101
Time deposits
U.S. dollars	437	491
Local currency	448	621

Total	959	1,213

Management has been investing surplus cash in time deposits with maturities of three months or less when purchased.

8 Short-term investments

Short-term investments are comprised as follows:

As of December 31,

2006	2007

Equity securities (a)	353	-

Total	353	-

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

a. Refers to the acquisition of 34,072,613 shares of Corus Group PLC in December 2006. As of December 31, 2006, such equity securities were classified as available-for-sale in accordance with SFAS 115, with the mark-to-market effects of US$24 of gain (net of taxes) recorded in other comprehensive income. Since the Company was not successful in its bid to acquire control of the Corus Group, all such shares were sold to the new shareholder of the Corus Group during the first quarter of 2007 and resulted in a gain of US$89 (US$65, net of taxes).

9 Trade accounts receivable

	As of December 31,

	2006	2007

Domestic	327	431
Export primarily denominated in U.S. dollars	273	192

	600	623
Allowance for doubtful accounts	(51)	(64)

Total	549	559

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Supplementary information – valuation account for accounts receivable:

Allowance for
Doubtful Accounts

Balance as of December 31, 2005	(41)

Additions – charged to selling expenses	(13)
Amounts written-off	8
Translation adjustment	(5)

Balance as of December 31, 2006	(51)

Additions – charged to selling expenses	(4)
Amounts written-off	1
Translation adjustment	(10)

Balance as of December 31, 2007	(64)

10 Inventories

	As of December 31,

	2006	2007

Finished goods	214	380
Products in process	281	184
Raw material	346	405
Maintenance supplies	128	158
Other	62	25

Total	1,031	1,152

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

11 Investments in affiliated companies

	As of and for the years ended December 31

	Direct	Direct
	Ownership	Ownership			Equity in results of
	2006	2007	Investments		affiliated companies
			>		>
Investments in affiliated	Total	Total	2006	2007	2005	2006	2007

companies
Logistic Segment
MRS Logística.	32.93%	32.93%	159	251	61	61	73
Itá Energética	48.75%	48.75%	116	148	8	8	11

Steel
Lusosider Projectos
Siderúrgicos (2)	100.00%	100.00%	-	-	(10)	-	-

			275	399	59	69	84

Provision for loss on investments (1)
Logistic Segment
Companhia Ferroviária do
Nordeste	45.78%	46.88%	(26)	(31)	(12)	(11)	(8)

Total					47	58	76

(1)	Recorded as other long-term liabilities.
(2)	In 2005, the Company had 50% of Lusosider’s capital and, accordingly, it was recognized under the equity method.

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

The Company’s aim is to help CFN improve the efficiency and reliability of the railway networks. On November 30, 2003, the Company increased its interest in CFN from 32.40% to 49.99% by acquiring from CVRD its interest and during 2006, 4.21% of the investment was transfered to BNDES in connection with “Transnordestina” project, and in 2007 the Company increased its ownership by 1.10% to 46.88% In association with the Brazilian Federal Government, the Company will invest R$2.1 billion in CFN to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and will play an important role in the development of Brazil’s Northeast region. Completion is scheduled for 2010.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

12 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2006	2007

Logistics
MRS Logística	5	6

	5	6

Mining
ERSA	35	43

	35	43

Steel
GalvaSud	50	60
Prada	-	53
Lusosider Projectos Siderúrgicos	10	4

	60	117

	100	166

13 Property, plant and equipment

	As of December 31, 2007

		Accumulated
	Cost	Depreciation	Net

Land	73	-	73
Buildings	314	(37)	277
Equipment	4,434	(1,530)	2,904
Furniture and fixtures	60	(45)	15
Mines and reserves	677	(17)	660
Other	178	(91)	87

	5,736	(1,720)	4,016
Construction in progress	808	-	808

	6,544	(1,720)	4,824

	As of December 31, 2006

		Accumulated
	Cost	Depreciation	Net

Land	52	-	52
Buildings	269	(55)	214
Equipment	4,372	(1,891)	2,481
Furniture and fixtures	48	(35)	13
Other	188	(61)	127

	4,929	(2,042)	2,887
Construction in progress	324	-	324

	5,253	(2,042)	3,211

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2005, 2006 and 2007, capitalized interest amounted to US$5, US$10 and US$37, respectively.

As of December 31, 2006 and 2007, the fixed assets securing financial obligations amounted to US$22 and US$27, respectively.

14 Loans and financing

	As of December 31,

	2006				2007

	Current portion		Long-term		Current portion		Long-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-export financing (e)	15		177		15		414
Securitized Receivables (c)		59		461		72		388
Euronotes (d)		79		1,225		275		950
Perpetual notes (b)				750				750
Financed imports	39		63		35		50
BNDES/Finame							44	2
Advances on export contracts	60		140		190		110
Revolving Credit Facility				300
Other				133		58		133

	114	138	380	2,869	240	405	618	2,223

Denominated in
Brazilian Reais

BNDES/Finame (f)	16			2	44		398	25
Debentures (a)			420		181		339
Other		2	2	30		2	5	39

	16	2	422	32	225	2	742	64

	130	140	802	2,901	465	407	1,360	2,287

Total of loans and financing	270		3,703		872		3,647

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

a. In December 2003, the Company issued R$900 million (US$312 translated using the exchange rate as of the date of the transaction) of real-denominated debentures in three tranches: a R$250 million (US$85.5 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 106.5% of CDI, a R$400 million (US$136 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 107% of CDI, and a R$250 million (US$141 translated at the December 31, 2007 exchange rate) tranche with a five-year maturity, indexed to the IGP-M and bearing interest at 10% per annum.

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600 million (US$339 translated at the December 31, 2007 exchange rate). Compensation interest is applied to the face value balance of these debentures, representing the Cetip’s 103.6% of CDI, and the maturity of the face value is scheduled for February 2012, without early redemption option. The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

b. In July 2005, the Company issued perpetual notes in the amount of US$750 that bear interest at 9.5% a.a. The Notes have no maturity date; however, as from 2010, the Company has the right to settle the Notes paying the outstanding amounts at that date.

c. In May 2003, June 2004 and June 2005, the Company received the resources of the Notes issued by CSN Islands VI Corp. selling the rights of future exports (Securitization program), and such resources were transferred to CSN at the same interest rates and maturity dates. Such notes have original maturity periods of 7, 8 and 10 years, respectively, and will be repaid through export sales of CSN subsidiaries.

d. On July 24, 1997, CSN Iron issued Euronotes in the amount of US$600, with a maturity of 10 years, at an interest rate of 9.125% p.a., under the guarantee of CSN, represented by a Promissory Note. The interest was due semiannually. The Company has already paid a total amount of the US$521 up to December 31, 2006 and the outstanding amount of the Notes due in 2007 was settled during the year.

In December 2003, the Company issued Bonds through its subsidiary CSN Islands VIII in the amount of US$550, which bears annual interest of 9.75% and have maturity in 2013.

In March 2004, through the subsidiary CSN Islands VII, the Company issued Bonds in the amount of US$275, which bears interest of 10.75% . These Bonds mature in September 2008.

During 2005, the Company issued Bonds through its subsidiary CSN Islands IX in the total amount of US$400, which bears annual interest rates of 10.5% and have maturity in 2015.

e. Comprised of various bank loans which bear interest rates ranging between 5.22% and 6.18% p.a. and have maturity dates from 2012 through 2014.

f. In January 2007, the Company entered into two new financing contracts with BNDES in the total amount of US$398 which bear annual interest of 8.7% and 9.7%, and have maturity date in 2014. The proceeds will be used in certain mining and logistics projects.

Loans with certain agents contain certain restrictive clauses, with which the Company is in compliance.

At December 31, 2007, the current portion of long-term debt and long-term portion of the Company’s indebtedness had annual interest rates as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	% per annum	CSN	Subsidiaries

Denominated in local currency
Long-term interest rate (“TJLP”)	TJLP plus 0.7 to 7.6	44	2
General index of market price (“IGPM”)	IGPM plus 10.0	181	-
		225	2

Denominated in foreign currency

United States dollar	Zero to 10.75	239	398
Euro	3.57 to 5.74	1	7
		240	405

		465	407

		872

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 0.7 to 7.6	398	27
General price index (“IGP-DI”)	IGP-DI plus 6.6	3
Interbank Certificate of Deposit (“CDI”)	103.6% of CDI	341	8
Others	4.19 to 10.0		29
		742	64

Denominated in foreign currency

United States dollar	Zero to 10.5	618	2,223

		1,360	2,287

		3,647

Indices (average) and foreign currency variation applied to debt in each year are as follows:

		%

	2005	2006	2007

TJLP – Long-term interest rate	9.8	7.8	6.4
CDI – Interbank deposit certificate	19.0	13.2	11.7
IGPM – General index of market price	1.2	3.8	7.8
IGP–DI – General index of market price	1.2	3.5	7.9
United States dollar exchange rate change	(11.8)	(8.7)	(17.2)
Euro	(23.5)	1.8	(7.5)

The long-term portion of the Company’s debt outstanding at December 31, 2007 becomes due as follows:

2009	295
2010	977
2011	338
2012	745
2013 and thereafter	542
Perpetual securities	750

Total	3,647

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Security for the Company’s debt outstanding at December 31, 2007 was as follows:

Property, plant and equipment	27
Corporate guarantees	38
Imports	49
Bank guarantee	1,804

Total	1,918

15 Stockholders’ equity

(a) Capital

On December 31, 2006 and 2007 subscribed and paid-in capital is represented by 816,203,838 (post split) common shares with no par value.

(b) Treasury stock

The Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction No. 10/80. On May 25, 2005, the Board of Directors approved for a period of 360 days the purchase of 45,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Additionally, on January 29, 2007 repurchase of 2,770,884 shares was approved to be held in treasury for subsequent sale and/or cancellation. The Company repurchased 2,770,884 shares during the first quarter of 2007 and the program was terminated. Treasury stock as of December 31, 2007 was as follows:

	Amount Paid	Per Share Cost (in US$)

Number of Shares (*)	for Shares (in US$)	Minimum	Maximum	Average

46,734,384	288	5.11	12.01	6.16

(*) Retroactively adjusted as per the stock split approved in January 2008 (see Note 24(a)).

While maintained in treasury, these shares are not entitled to receive dividends and have no property or voting rights. As of December 31, 2007, the market value of the shares held in treasury amounted to US$1,384 (US$439 as of December 31, 2006).

(c) Appropriated retained earnings

Brazilian laws and CSN’s By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

  Investment reserve - this is a general reserve for future expansion of CSN’s activities..
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
Expressed in millions of United States dollars, except share data and unless otherwise stated

(d) Dividends and interest on stockholders’ equity

The Company’s By-laws guarantees a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law, which comprises net income after deduction of legal reserve. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend. Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2006 and 2007, retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2006 included the amount of US$998 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. As of December 31, 2007, the minimum annual dividend amounted to approximately US$298 which will be paid during 2008.

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2007, CBS had 26,422 participants, of whom 20,962 were contributors (25,555 and 20,060, respectively, at December 31, 2006) enrolled in the benefit plans, including 10,448 active (9,316 at December 31, 2006) and 15,974 beneficiaries (16,239 at December 31, 2006) employees. Of the total participants at December, 31 2007, 15,380 belong to the defined benefit plan and 11,042 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2007, CBS owned 11,830,289 common shares of CSN with a market value at December 31, 2007 of US$1,051. During 2007, CBS received US$17 of dividends and interest on stockholders’ equity from these shares. One thousand shares were sold during 2007. Pension assets totaled R$2 billion (US$1.1 billion) and R$3 billion (US$1.7 billion) at December 31, 2006 and 2007, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities.

(b) Expected long-term rate of return on assets

The expected long-term rate of return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in CBS’s investment policy and budget for year 2007. For purposes of determining the expected long-term rate of return on plan assets the Company considered short and long-term scenarios for each category of assets.. Accordingly, the resultant rates are shown in the table below.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Assets Allocation (%)				Weighted-Average Expected Long-Term Rate of Return (%)

Asset Category	December	December	Target
	31, 2006	31, 2007

Debt Securities	48.1	33.5	67.0	9.1
Equity Securities	44.3	60.7	22.7	13.6
Real Estate	3.0	2.5	4.0	9.2
Loans	4.6	3.3	6.3	15.6

Total	100.00	100.00	100.00	10.5

(c) Defined benefit plan

The Company applies its defined benefit plan actuarial assumptions using December 31 of each year as the measurement date. Information with respect to the Company’s defined benefit plan as of December 31 is as follows:

Change in benefit obligation

	2006	2007

Projected benefit obligation at beginning of year	559	693
Service cost	1	1
Interest cost on PBO	68	83
Actual benefits payments	(68)	(75)
Effect of exchange rate changes	87	149
Actuarial loss	46	36

Projected benefit obligation at end of year	693	887

Change in plan assets
	2006	2007

Fair value of plan assets at beginning of year	330	513
Actual return on plan assets	104	460
Employer contributions	28	32
Employee contributions	1	1
Actual benefits payments	(68)	(75)
Provision to finance the change of discount rate		(49)
Effect of exchange rate changes	118	143

Fair value of plan assets at end of year	513	1,025

Accrued pension cost asset (liability)
	2006	2007

Funded status, excess (shortfall) of plan assets over projected benefit obligation	(180)	138
Unrecognized actuarial gain	-	-

	(180)	138

Prepaid pension cost – non-current assets	33	138

Accrued pension cost – non-current liabilities	(213)	-

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Changes recognized in accumulated other comprehensive (loss) income before tax
2007

Transition asset not yet recognized in net periodic pension cost	2
Transition asset recognized in net periodic pension cost during the period	(1)
Prior service credit not yet recognized in net periodic pension cost	11
Prior service credit recognized in net periodic pension cost during the period	(1)
Net actuarial gain arising in the period	291
Gain recognized in net periodic pension cost	52

Total	354

Deferred tax effect	(120)

Total recognized in accumulated other comprehensive (loss) income	234

Net periodic pension cost includes the following components for the years presented:

	2005	2006	2007

Service cost	-	1	1
Interest cost on projected benefit obligation	53	68	83
Expected return on plan assets	(38)	(46)	(84)
Net amortization and deferral	(12)	(1)	(1)

	3	22	(1)
Employee contributions	(3)	(1)	(1)

Net periodic pension cost (credit)	-	21	(2)

The expected net periodic pension cost, calculated in accordance with SFAS 87 and SFAS 158 for the year ended December 31, 2008, amounts to R$(133) million (US$(75) translated at the December 31, 2007 exchange rate) for the defined benefit plan.

Service cost	2
Interest cost	87
Expected return on assets	(105)
Net amortization and deferral	(58)

Periodic post retirement benefit (credit)	(74)
Expected employee contributions	(1)

Net periodic pension (credit)	(75)

Actuarial assumptions used for the calculations were:

Discount rates	2005	2006	2007
	Inflation plus 6%	Inflation plus 6%	Inflation plus 6%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 6%	Inflation plus 5%	Inflation plus 6%
Mortality	UP94 Table segregated by sex and set forward 2 years	AT-83 Table segregated by sex (1)	AT-83 Table segregated by sex (1)
Disability	Mercer disability multiplied by two	Mercer disability multiplied by two	Mercer disability multiplied by two
Disabled mortality	Winklevoss	Winklevoss	Winklevoss
Turnover	2% per year	2% per year	2% per year
Retirement age	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

During 2006, the Brazilian government defined that post retirement benefit plans liabilities should be valued considering at least the life expectancies obtained through AT83 mortality table, which is considered to be the mortality table that best reflects the life expectancy in Brazil. The mortality table AT83 was adopted for measuring the actuarial liabilities related to the post retirement benefit presented in this report.

The projected annual inflation rate adopted was 4% for all years presented.

The discount rates have remained the same as those in 2006 and expected long-term rate of return on assets changed for 2007, as management believes the rate of 6% more adequately reflects CBS’s assets profitability and Brazil’s projected economic scenario.

Accumulated benefit obligation

	2006	2007

Actuarial present value of:
Vested benefit obligation	691	885
Non-vested benefit obligation	2	2

Total accumulated benefit obligation	693	887

(d) Expected contributions

Defined benefit plan

The expected Company’s contributions for 2008, amounting to R$63.1 million (US$35.6 translated at the December 31, 2007 exchange rate), were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefits payments for 2008, amounting to R$120.9 million (US$68.3 translated at the December 31, 2007 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefits payments, translated at the December 31, 2007 exchange rate, are as follows:

2008	68
2009	70
2010	72
2011	74
2012	76
2013 to 2017	405

Hybrid plan

The Company does not expect to make contributions for the defined benefits in 2008 for the hybrid plan. The expected Company’s contributions for the defined contribution portion amount to R$17.8 million (US$10.1 translated at the December 31, 2007 exchange rate).

The estimated future benefits payments, translated at the December 31, 2007 exchange rate, are as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

2008	4
2009	5
2010	5
2011	5
2012	5
2013 to 2017	29

(e) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. The Company’s contributions to the plan during 2005, 2006 and 2007 amounted to US$5.4, US$6 and US$10.1, respectively.

17 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. The amounts paid on dismissal totaled US$5, US$7 and US$8 for the years ended December 31, 2005, 2006 and 2007, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

18 Commitments and contingencies

(a) Accruals and deposits

The accrual for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2006		As of December 31, 2007

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		17		58
Civil		8		19

		25		77

Long-term
Labor	14	4	26	1
Civil	6	1	81	1
Disputed taxes payables
IPI	-	1,117	450	1,179
Income tax and social contribution	187	378	286	569
PIS/COFINS – Law No. 9,718/98	-	149	-	-
CPMF	1	-	-	-
Other taxes	92	106	134	146
Environmental	-	25	-	31
Other	1	40	19	16

	301	1,820	996	1,943

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

The provisions for contingencies relate to legal proceedings with respect to which CSN deems the likelihood of an unfavorable outcome to be probable and the loss reasonably estimatable. This determination is made based on the legal opinion of CSN’s internal and external legal counsel. CSN believes these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5). Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. CSN are also involved in judicial and administrative proceedings that are aimed at obtaining or defending CSN’s legal rights with respect to taxes that CSN believes to be unconstitutional or otherwise not required to be paid by CSN. The Company believes that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. CSN does not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the Courts in Brazil. When CSN uses contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, CSN maintains the legal obligation accrued in the Company’s financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with CSN’s analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. The Company’s accruals include interest on the tax obligations that CSN may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

CSN classifies an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2007, US$77 had been classified as short-term accrual for contingencies (US$25 as of December 31, 2006). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

The deposits for contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) judicial orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted in CSN´s favor, the deposit is forfeited and returned to us in cash and the deposit account is appropriately offset. When such a judicial order is granted in a manner unfavorable to us, the deposit is used to offset the related liability and the deposit account is appropriately offset.

Labor contingencies

As of December 31, 2007, the amount of the accrual relating to probable losses for these contingencies was US$58 (US$21 in 2006). In 2007, our legal counselors revised the accruals based on their judgment and the recent track record on these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. The lawsuits related to the alleged joint liability between us and our independent contractors represent a large portion of the total labor lawsuits against us and are originated from the independent contractors lack of payment of labor charges, resulting in our inclusion in the lawsuits.

Civil contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2007, our legal counselors revised the accruals based on their judgment and the recent track record on these disputes. As of December 31, 2007, the amount of the accrual relating to probable losses for these contingencies was US$20 (US$9 as of December 31, 2006).

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. Recently, for example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against one taxpayer, denying the use of these credits. On August 27, 2007 the proceeding had an unfavorable decision for the Company, which is paying in installments the amount of US$519 with the Federal Revenue of Brazil in installments and transferred the liability to the accounts of taxes payable in installments. From the unfavorable aforementioned decision, an appeal was filed by the Company, which is awaiting judgment.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

The Brazilian National Treasury appealed such decision and got a favorable decision from Brazilian court of appeals. CSN filed appeals against such decision to both the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court and is still a waiting for decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against CSN to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset by the use of IPI premium tax credits.

During 2007, in view of these executions, the distribution of dividends and the payment of interest on shareholders’ equity resolved on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision. On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of US$ 270 million (R$536 million translated using the exchange rate as of the date of the transaction). 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, the equivalent in shares will be released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, the Company’s current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007.

As of December 31, 2007, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$1,179 (US$676 as of December 31, 2006), already updated by the SELIC Brazilian base interest rate.

This provision affects the sales taxes line-item of CSN's income statement, and a reversal of this provision would affect the sales taxes and the financial income (expense), net line-items of CSN's income statement.

We have noted that several other Brazilian companies have challenged the same prohibition. Recent decisions in lower courts indicated that companies may be entitled to utilize these credits. However, on June 27, 2007 the Brazilian Superior Court issued a decision against one taxpayer, denying the use of these credits. This decision will be subject to review by the Federal Supreme Court, the highest level of the Courts in this case.

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

On December 31, 2007, the Company has US$187 million (US$153 million in 2006) as judicial deposit and a provision of US$12 million (US$10 million in 2006), which represents the portion not recognized by the courts.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

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

The Company filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. At December 31, 2007, the amount of suspended liability and the offset credits based on the referred proceedings was US$557 (US$368 at December 31, 2006), already adjusted by the SELIC - Brazilian base interest.

• PIS/COFINS–Law No. 9,718/98

PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. CSN challenged the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed this position. CSN sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to Brazilian court of appeals. On March 6, 2006, Brazilian court of appeals issued a decision unfavorable to CSN. On March 10, 2006, CSN appealed such decision to both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, CSN’s rights under the initial favorable decision were in effect. The PIS/COFINS accrual represents CSN’s statutory obligation to pay PIS/COFINS taxes due. CSN has noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation. CSN has a reasonable expectation of success in the final resolution of this matter, though a final and unappealable decision may not be delivered for many years, due to the nature of the Brazilian legal system.

On May 31, 2007, a decision in our favor was made final and unappealable and was published in the Official Gazette of Justice, on June 16, 2007, when in view of such decision, we reversed the provision existing on that date. The reversal of the provision increased our operating results of 2007 by US$179.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Other tax contingencies

We are party to other judicial and administrative proceedings not described in the notes to CSN’s consolidated financial statements, involving a total of approximately US$2,597 as of December 31, 2007 (US$1,403 as of December 31, 2006), which are mainly tax assessments received related to fines and penalties on credits used to offset legal and tax-related obligations that were previously considered as remote. The Company’s external legal counsel deemed that the risk of loss arising obligation from these lawsuits was only possible as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

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

The Company records accruals for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company records provisions for all environmental liabilities and obligations for which the Company is formally enforced by competent authorities. As of December 31, 2007, the Company has a provision for environmental regulation in the amount of US$31 (US$25 as of December 31, 2006) which is considered sufficient by management and its legal advisors to cover all probable losses. No changes in the present conditions and circumstances are expected for the near term which could impact our financial position, results for the year or cash flows.

The main accruals for environmental contingencies as of December 31, 2007 relates to cleaning-up obligations at former coal mines decommissioned by 1989; legal environmental compensation (Federal Law n. .985/2000) projected for new ventures at Santa Catarina, Minas Gerais and Rio de Janeiro states; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. The Company did not include in the accruals the environmental liabilities related to ERSA, since they are by contract of express accountability of the former owner (CESBRA/BRASCAN).

Additionally, we currently have no possible losses arisen from environmental lawsuits nor have possible remediation costs to incur. No changes are expected in the near term for that situation.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Commitments

a) “Take-or-pay” contracts

- MRS Logística S.A.

The Company and MRS Logística S.A. entered into a 10-year contract for iron ore transport. According to the "take-or-pay" clause, the Company is committed to pay at least 80% of the tons agreed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. As CSN is a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assure competitive prices. The future minimum amounts of required payments at December 31, 2007, translated at the exchange rate at December 31, 2007, is as follows:

Amount (US$)

2008	218
2009	218
2010	218
2011	218
2012	218
2013 and thereafter	654

Total	1,744

- White Martins Gases Industriais Ltda.

To secure gas supply (oxygen, nitrogen and argon), in 2005 the Company signed a 22-year “take-or-pay” agreement with White Martins Gases Industriais, by which CSN is committed to acquire at least 90% of the gas volume produced at White Martins’ plant. Under the terms of the agreement, CSN is not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations. The future minimum amounts of required payments at December 31, 2007, translated at the exchange rate at December 31, 2007, is as follows:

Amount (US$)

2008	47
2009	47
2010	47
2011	47
2012	47
2013 and thereafter	189

Total	424

- Companhia Estadual de Gás do Rio de Janeiro - CEG RIO

To secure natural gas supply, in 2007 the Company has signed a 5-year “take-or-pay” agreement with CEG RIO, by which CSN is committed to acquire at least 70% of the gas volume produced at CEG RIO plant. Under the terms of the agreement, CSN is not required to advance funds raised against future processing charges if CEG RIO is unable to meet its financial obligations. The future minimum amounts of required payments at December 31, 2007, translated at the exchange rate at December 31, 2007, is as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Amount (US$)

2008	109
2009	109
2010	109
2011	109
2012	109

Total	545

In addition, if the Company does not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

b) Steelmaking (Slab Mills)

The Company plans to invest approximately US$3.6 billion to build greenfield slab mills, located in Itaguaí, State of Rio de Janeiro, close to CSN’s port terminals, and/or in the State of Minas Gerais, that are expected to be concluded in October 2009. As part of the Company’s strategy to strengthen our position as a global player, the Company is seeking to take advantage of our existing competitive iron ore mine and integrated infrastructure to produce slabs that will feed downstream operations in the United States and/or Europe.

c) Long Steel Production

The Company is also investing in the long steel segment, in order to be strategically positioned to take advantage of the current construction increase in Brazil. The Company has been taking advantage of our existing infrastructure in the Presidente Vargas steelworks by revamping a former foundry unit in Volta Redonda and plan to invest a total of approximately US$113 in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The new facility is expected to be concluded in December 2008 and to produce 500,000 tons of long steel per year from surplus pig iron and low added-value slabs.

d) Cement Project

The Company is investing approximately US$185 to build a greenfield grinding mill and clinker furnace, with capacity of 3 million tons and 825,000 tons, which the Company expects will be concluded by the end of 2008 and by the first half of 2009, respectively.

e) CFN/ Transnordestina

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved a transaction to merge Transnordestina into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession granted in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. Investments of approximately R$4.5 billion were approved to build an additional 1,728 km of large gauge, world class railway track.The construction of the first 100 km started in January 2007 and as of April 30, 2008 over US$68 (R$120) had already been invested by CSN, of which US$30 (R$52.5) were invested in 2007. This project is expected to be concluded by the end of 2010.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

The Company guarantees CFN’s borrowings from BNDES which amount to US$141 at December 31, 2007. Those borrowings are for purposes of financing the investments in infrastructure of Transnordestina. The maximum amount for future payments the guarantor may be required to make under the guarantee is US$141.

f) Sepetiba Tecon Concession

We own 100% of Sepetiba Tecon S.A., or Tecon, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2007, US$182 (R$ 322.4) of the cost of the concession remained payable over the next 19 years of the lease.

The future minimum rental payments, as of December 31, 2007, are due as follows:

Amount (US$)

2008	10
2009	10
2010	10
2011	10
2012	10
2013 and thereafter	132

Total	182

g) Covenants

Certain long-term debt instruments contain financial covenants by which the Company is required to maintain levels of leverage, liquidity and ratio indices, such as debt to EBITDA and interest coverage. As of December 31, 2007, the Company was fully compliant with its financial covenants.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

19 Guarantees

The Parent Company provides guarantees on obligations of its subsidiaries to third parties. The Parent Company has also provided unconditional and irrevocable guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional	Expiration Date	Conditions
		(in US$ ‘000)

CFN	R$	10.2	Sep 18, 2008	BNDES loan guarantee
CFN	R$	13.0	Apr 6, 2009	BNDES loan guarantee
CFN	R$	13.5	Nov 13, 2009	BNDES loan guarantee
CFN	R$	11.3	Feb 16, 2009	BNDES loan guarantee
CFN	R$	10.8	Apr 28, 2009	BNDES loan guarantee
CFN	R$	7.3	Nov 15, 2015	BNDES loan guarantee
CFN	R$	11.3	Nov 15, 2020	BNDES loan guarantee
CFN	R$	2.8	May 26, 2009	BNDES loan guarantee
CFN	R$	50.8	Dec 10, 2008	BNDES loan guarantee
CFN	R$	10.2	Sep 15, 2008	BNDES loan guarantee
CSN Cimentos	R$	0.2	Dec 31, 2020	Collateral signature in guarantee contract for tax foreclosure
CSN Cimentos	R$	4.5	Oct 13, 2008	Collateral signature in guarantee contract for tax assessments
CSN Energia	R$	0.6	Indeterminate	Guarantee for tax execution settlement.
INAL(3)	R$	0.2	Mar 2, 2008	Collateral signature in guarantee contract for tax assessments
Prada	R$	0.2	Jan 3, 2012	Contract of sale and purchase dated December 4, 2006
Prada	R$	3.3	Aug 28, 2008	Guarantee for the rental of office space
Sepetiba Tecon	R$	8.5	May 5, 2011	Collateral by CSN to issue the Export Credit Note
MRS Logística S.A.	R$	1,974.0	Dec 1, 2026	Guarantee given to the Federal Union, together with all other members in the consortia, for MRS’s lease obligation assumed in the concession agreement.
CSN Islands VII (1)	US$	275.0	Sep 12, 2008	Guarantee by CSN in Bond issuance
CSN Islands VIII(1)	US$	550.0	Dec 16, 2013	Guarantee by CSN in Bond issuance
CSN Islands IX (1)	US$	400.0	Jan 15, 2015	Guarantee by CSN in Bond issuance
CSN Islands X (1)	US$	750.0	Perpetual	Guarantee by CSN in Bond issuance
CSN Steel (1)	US$	100.0	Dec 29, 2011	Guarantee by CSN in Promissory Notes issuance
CSN Steel (1)	US$	20.0	Oct 29, 2009	Guarantee by CSN in Promissory Notes issuance
INAL(3)	US$	1.4	Mar 26, 2008	Personal guarantee for equipment financing
Sepetiba Tecon	US$	16.7	Sep 15, 2012	Personal guarantee for equipment acquisition and terminal implementation

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Aços Longos	US$	16.5	Indeterminate	Letter of Credit for equipment acquisition
Aços Longos	US$	38.5	Indeterminate	Letter of Credit for equipment acquisition
CSN Cimentos	US$	13.8	Jun 30, 2008	Letter of Credit for equipment acquisition
CSN Cimentos (3)	US$	15.5	Apr 19, 2008	Standby
Nacional Minérios	US$	20.0	Jul 22, 2008	Guarantee for CFM acquisition
Nacional Minérios	US$	30.0	Sep 19, 2008	Guarantee for CFM acquisition
Nacional Minérios	US$	20.0	Aug 6, 2008	Guarantee for CFM acquisition
Nacional Minérios	US$	20.0	Jul 19, 2010	Guarantee for CFM acquisition
(1)	Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.
(2)	The amount for which the Company is contingent liable is limited to its participation in the consortium.
(3)	Expired on the maturity date mentioned above and not renewed.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

20 Segment and geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the chief operating decision maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

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

Sales by geographic area are determined based on the location of the customers. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales represent revenues from customers located outside of Brazil

The majority of the Company’s long-lived assets are located in Brazil.

The logistics segment shown in the tables below means infrastructure as a whole, including ports and energy.

In the tables below the transactions are presented after eliminations. Intersegment sales have been excluded and are not disclosed separately since they are not significant for any of the years presented herein.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	Year ended December 31, 2005

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenues
Domestic sales	3,349	100			3,449
Export sales	1,224				1,224
Sales taxes.	(805)	(24)			(829)
Discounts, returns and allowances	(39)				(39)
Cost and operating expenses	(2,128)	(31)			(2,159)
Financial income (expenses), net	(552)		2		(550)
Foreign exchange and monetary loss	183				183
Other non-operating income	3				3
Income taxes	(426)		(1)		(427)
Equity in results of affiliated companies	(10)		57		47

Net income (loss)	799	45	58		902

Other information
Total assets	6,619	169	364	5	7,157

Capital expenditures	218	71	1		290
Investments in affiliated companies	21		209		230
Goodwill	46	32	4		82
Depreciation and amortization expenses	(150)	(13)	(3)		(166)

Sales by geographic area

Asia	271				271
North America	483				483
Latin America	101				101
Europe	301				301
Others	68				68

Export sales	1,224				1,224
Domestic sales	3,349	100			3,449

Total	4,573	100			4,673

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	Year ended December 31, 2006

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenues
Domestic sales	3,402	98	50		3,550
Export sales	1,263				1,263
Sales taxes.	(879)	(13)	(7)		(899)
Discounts, returns and allowances	(68)				(68)
Cost and operating expenses	(2,460)	(36)	(70)		(2,566)
Financial income (expenses), net	(535)		2		(533)
Foreign exchange and monetary loss	216		2		218
Other non-operating income	22				22
Income taxes	(304)		8		(296)
Equity in results of affiliated companies	58				58

Net income (loss)	715	49	(15)		749

Other information
Total assets	8,420	15	94	19	8,548

Capital expenditures	687	3	-	16	706
Investments in affiliated companies	-	-	275		275
Goodwill	60	35	5		100
Depreciation and amortization expenses	(203)	-	(2)		(205)

Sales by geographic area

Asia	48				48
North America	614				614
Latin America	94				94
Europe	465				465
Others	42				42

Export sales	1,263				1,263
Domestic sales	3,402	98	50		3,550

Total	4,665	98	50		4,813

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

	Year ended December 31, 2007

	Steel	Mining	Logistics	Cement	Consolidated

Results
Revenues
Domestic sales	5,090	49	144		5,283
Export sales	1,477	218			1,695
Sales taxes.	(1,053)	(187)	(65)		(1,305)
Discounts, returns and allowances	(156)				(156)
Cost and operating expenses	(3,114)	(347)	(189)	(6)	(3,656)
Financial income (expenses), net	(568)	319	30		(219)
Foreign exchange and monetary loss	447	(14)	5		438
Other non-operating income	81				81
Income taxes	(522)	(7)	(5)		(534)
Equity in results of affiliated companies	(12)	(4)	92		76

Net income (loss)	1,670	27	12	(6)	1,703

Other information
Total assets	7,255	3,975	744	91	12,065

Capital expenditures	362	192	29	49	632
Investments in affiliated companies			399		399
Goodwill	117	43	6		166
Depreciation and amortization expenses	(221)	(147)	(26)	(3)	(397)

Sales by geographic area

Asia	48	7			55
North America	665	99			764
Latin America	96	14			110
Europe	614	90			704
Others	54	8			62

Export sales	1,477	218			1,695
Domestic sales	5,090	49	144		5,283

Total	6,567	267	144		6,978

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

21 Transactions with related parties

The transactions with related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and income statement amounts. Purchase trade transactions, sale of products and raw materials and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties, such as prices, terms, charges, quality etc.

The balances at December 31, 2005, 2006 and 2007 and transactions for the years ended December 31, 2005, 2006 and 2007 with related parties are as follows:

			2005

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	27		59
Ita Energética	2		39
CFN	54
Lusosider	48		(8)
CBS – accrued pension cost		234	25
Fundação CSN			2

Total	131	234	117

			2006

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	50	24	76
Ita Energética	2		39
CFN	79		(6)
CBS – prepaid and accrued pension cost	33	213	62
Fundação CSN			2

Total	164	237	173

			2007

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	48		139
Ita Energética	2	6	59
CFN	151		(8)
CBS – prepaid pension cost	138		2
Fundação CSN			7

Total	339	6	199

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

22 Derivatives and financial instruments

22.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2006 and 2007, US$3,501 and US$3,486, respectively, of the Company’s debt was basically denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

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

As of December 31, 2007, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount

Foreign Exchange swaps (contracted by exclusive funds)	Jan 2, 2008, February 2, 2008	US$1,360	(US$143)

Equity swaps (*)	July 27, 2008	US$49	US$813

Zinc swaps recorded in LME (London Metal Exchange)	Jan 8, 2008	5,000 ton	(US$3)

(*) In June 2007, non-cash swap contracts in the amount of US$458 million, were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, through a loan agreement. The non-cash swap establishes that UBS Pactual Asset Management S.A. DTVM - the counterparty financial institution - undertakes to remunerate, at the end of the contract, the positive price variation of variable income assets, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 6.2569% per annum in US dollars. In conformity with an addendum to the agreement in July 2007, the maturity of the operation was extended to July 31, 2008.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

22.2 Detailed transactions

a) Foreign exchange swap agreements–U.S. dollars

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the interbank deposit certificate-CDI. The notional amount of these swaps aggregated as of December 31, 2007 was US$1,360 (US$1,954 as of December 31, 2006). The contracts outstanding at December 31, 2005, 2006 and 2007 were as follows:

Issued	Maturity		Market Value
date	date	2005	2006	2007

12/19/05	02/01/06	(0.5)
12/19/05	02/01/06	(0.4)
12/19/05	01/02/07	(1.9)
12/21/05	02/01/06	(0.4)
12/21/05	01/01/06	(0.5)
12/23/05	02/01/06	(0.4)
12/26/05	02/01/06	(0.8)
12/26/05	02/01/06	(0.8)
12/27/05	02/01/06	(0.8)
12/27/05	02/01/06	(0.5)
12/27/05	02/01/06	(1.5)
12/27/05	02/01/06	(0.4)
10/02/06	01/02/07		(6.2)
12/19/05	01/02/07		(45.3)
10/02/06	01/02/07		(4.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(4.1)
10/02/06	01/02/07		(4.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(4.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(2.1)
10/02/06	01/02/07		(4.1)
10/02/06	01/02/07		(4.1)
12/01/06	04/02/07		(1.1)
12/01/06	07/02/07		(2.1)
12/01/06	07/02/07	-	(1.1)
05/16/07	01/02/08			(58.8)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

05/16/07	01/02/08			(15.2)
05/16/07	01/02/08			(7.3)
05/16/07	01/02/08			(7.3)
05/16/07	01/02/08			(29.4)
09/03/07	01/02/08			(6.0)
09/03/07	01/02/08			(5.8)
09/24/07	01/02/08	-		(13.1)

		(8.9)	(101.4)	(142.9)

b) Equity swap agreements

The contracts outstanding at December 31, 2006 and 2007 were as follows:

Issued	Maturity	Notional					Market
date	date	amount	Receivable		Payable		value

			2006	2007	2006	2007	2006	2007

04/07/2003	07/31/2008	35.8	215.9	644.9	(49.1)	(52.6)	166.1	591.5
04/09/2003	07/31/2008	5.6	33.6	100.5	(7.7)	(8.3)	25.8	92.2
04/10/2003	07/31/2008	2.0	12.1	36.1	(2.7)	(2.9)	9.3	33.2
04/11/2003	07/31/2008	1.0	6.2	18.6	(1.4)	(1.5)	4.8	17.1
04/28/2003	07/31/2008	1.1	6.0	17.8	(1.5)	(1.6)	4.5	16.2
04/30/2003	07/31/2008	0.1	0.4	1.3	(0.1)	(0.1)	0.3	1.2
05/14/2003	07/31/2008	0.2	1.1	3.3	(0.3)	(0.3)	0.8	3.0
05/15/2003	07/31/2008	0.4	2.5	7.5	(0.6)	(0.6)	1.9	6.9
05/19/2003	07/31/2008	1.0	6.4	19.0	(1.4)	(1.5)	4.9	17.5
05/20/2003	07/31/2008	0.3	1.7	4.9	(0.4)	(0.4)	1.3	4.5
05/21/2003	07/31/2008	0.4	2.7	8.1	(0.6)	(0.6)	2.1	7.5
05/22/2003	07/31/2008	0.3	2.1	6.4	(0.4)	(0.5)	1.7	5.9
05/28/2003	07/31/2008	0.4	2.8	8.3	(0.6)	(0.6)	2.2	7.7
05/29/2003	07/31/2008	0.4	2.6	7.8	(0.6)	(0.6)	2.1	7.2
06/05/2003	07/31/2008	0.1	0.6	1.8	(0.1)	(0.1)	0.5	1.7

Total		49.1	296.7	886.3	(67.5)	(72.2)	228.3	813.3

These swap agreements are related to 29,684,400 of the Company’s ADRs and are intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses. The net unrealized gain related to these contracts amounted to US$813.3 as of December 31, 2007 (US$228.3 as of December 31, 2006).

22.3 Fair value of financial instruments, other than derivatives

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value due to the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The financial instruments recorded in the Company’s balance sheets as of December 31, 2006 and 2007, in which fair value differs from the book value, are as follows:

	Book Value		Fair Value

	2006	2007	2006	2007

Loans and financing (current portion and long- term)	3,973	4,519	4,250	4,592

The amounts presented as “fair value” were calculated according to the conditions that were used in local and foreign markets on December 31, 2007, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

(a) Exchange rate risk

Although most of the Company’s revenues are in Brazilian reais, as of December 31, 2007, US$3,486 of the Company’s consolidated loans and financing were denominated in foreign currency (US$3,501 as of December 31, 2006). As a result, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and foreign exchange option agreement, as well as investing of a major part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

23 Financial income (expenses), net

The breakdown of the financial results for the years ended December 31, 2005, 2006 and 2007 are represented below:

	2005	2006	2007

Derivatives	(245)	(218)	416
Interest Income	153	129	79
Interest Expense	(407)	(431)	(680)
Other financial income (expenses), net	(51)	(13)	(34)

	(550)	(533)	(219)

24 Subsequent events

(a) Stock split

During the Extraordinary General Meeting held on January 22, 2008, the stockholders approved the split of the number of shares representing the Company’s capital stock, and accordingly each share of the capital stock became 3 shares after the split. Accordingly, the shares and basic and diluted earnings per share have been adjusted retrospectively for all periods presented to reflect that change in the capital structure. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was approved, and each ADR will continue to be represented by one share.

(b) Cancellation of treasury stocks

At the Extraordinary General Meeting held on January 22, 2008, the stockholders approved the cancellation of 4,000,000 (12,000,000 post split) shares currently held in treasury with no reduction to the Company’s capital stock.

(c) Dividends

On January 8, 2008, the Company paid anticipated dividends and interest on equity related to the results of 2007 in the amount of US$456. The total amount proposed and approved at the Ordinary Stockholders Meeting held on April 18, 2008 was US$1,249, of which US$298, equivalent to 25% of minimum dividends established in the Company’s Bylaws, is provisioned in the current liabilities.

(d) Changes in the Brazilian corporate legislation

On December 28, 2007, Law 11,638/07 was enacted, which amends, revokes and introduces new provisions to Law no. 6404, of December 15, 1976. The new Law enables the conversion to international accounting standards (“IFRS”), in addition to increasing the level of transparency level of the financial statements.

The Company already discloses on a recurrent basis certain requirements of the Law and additionally analyzes the possible impacts of the events comprised therein which may influence its financial statements, which will be recognized in the fiscal year ending December 31, 2008. The impacts may affect net income and stockholder's equity which in turn may affect the dividends.

(e) Sale of NAMISA

According to a Notice to the Market of April 22, 2008, Companhia Siderúrgica Nacional hired Goldman Sachs to be its financial advisor in the potential partial or total sale of its equity interest in Nacional Minérios S.A. ("NAMISA").

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share data and unless otherwise stated

(f) Stock repurchase program

At the Extraordinary General Meeting held on May 6, 2008, the Company’s Board of Directors authorized the acquisition of 10,800,000 shares issued by the Company, which was approved on June 27, 2008, to be held in treasury and subsequent disposal or cancellation.

(g) Insurance coverage renewal (unaudited)

The Company renewed, for the period comprised between February 21, 2008 and February 21, 2009 and with international reinsurance companies, the coverage for operational risks - "All Risks" type for Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal-Tecar, GalvaSud (material damages and loss of profits), Containers Terminal-Tecon and ERSA Estanho de Rondônia (loss of profits) in the total amount at risk of US$9.57 billion (material damages and loss of profits) and maximum amount of indemnification, in case of claim, of U$750 million (material damages and loss of profits), equivalent to R$1.3 billion. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, consequently, they were not examined by our independent auditors. To the present date, the policy is in process of issue.

(h) Itaguaí CSN Logistics Platform Project

On May 7, 2008 we announced investments of US$ 1.4 billion to build the "CSN Logistics Platform Project" in the city of Itaguaí, in the state of Rio de Janeiro. The project is composed of:

  The expansion of the existing container seaport terminal - a concession granted to the Company in 2001 for a renewable 25 years term, including the equalization and improvements of the existing berths;
  The construction of a 850 thousand square meters Logistics Support Center adjacent to the seaport terminal with dedicated warehouses and distribution and service centers and
  The construction of the Lago da Pedra private seaport terminal, adjacent to the existing Sepetiba seaport terminal and a 10 million square meters area that belongs to us, with 2 piers; 9 berths and a 1.2 million square meters back storage area.

The Project will be executed in various intermediary steps and once completed will enable incremental 60 million tons of annual iron ore exports (in excess to the 100 million annual iron ore exports from the expansion of the existing coal seaport terminal); 20 million tons of annual coal and coke imports to support existing and future steel making facilities; 2.3 million annual TEUs (containers) and 17 million tons of general cargo and steel products annual exports.

*                    *                    *