Form 20-F
period 2008-12-31
NATIONAL STEEL CO
filed 2009-06-30
CIK 1049659

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Comission file number: 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
 (Exact Name of Registrant as Specified in its Charter)

NATIONAL STEEL COMPANY
(Translation of Registrant's name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Paulo Penido Pinto Marques, Chief Financial Officer
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Common Shares, without par value.	793,403,838, including 34,734,384 common shares held in treasury. This amount considers the cancellation of shares and takes into account the one-for-three stock split that took place in January 2008, whereby each common share of our capital stock as of December 31, 2007 became represented by three common shares. For further information, see “Item 7A. Major Shareholders,” “Item 9A. Offer and Listing Details” and “Item 10B. Memorandum and Articles of Association.”

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

Yes                         No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes                         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

  “we,” “us,” “our” or “CSN” in this annual report are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;

  “parent company” is to Companhia Siderúrgica Nacional.

  “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “U.S. dollars,” “$,” “US$” or “USD” are to United States dollars;

  “billions” means thousands of millions, “km” means kilometers, “m” means meters, “tons” means metric tons, and “MW” means megawatts;

  “TEUs” means twenty-foot equivalent units;

  “consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries as of December 31, 2007 and 2008 and, for the years ended December 31, 2006, 2007 and 2008, together with the corresponding Report of Independent Registered Public Accounting Firms;

  “ADSs” are to CSN’s American Depositary Shares and “ADRs” are to CSN’s American Depositary Receipts; and

  “Brazil” is to the Federative Republic of Brazil.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  general economic, political and business conditions in Brazil and abroad;

  the effects of the global financial markets and economic crisis;

  changes in competitive conditions and in the general level of demand and supply for our products;

  management’s expectations and estimates concerning our future financial performance and financing plans;

  our level of debt;

  availability and price of raw materials;

  changes in international trade or international trade regulations;

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

     The words “believe,” “may,” “will,” “aim,” “estimate,” “forecast,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not an indication of future performance. As a result of various factors, such as those risks described in “Item 3D. Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 contained in “Item 18. Financial Statements” have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 2(a) to our consolidated financial statements. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting principles required by Brazilian laws No. 6,404, dated December 15, 1976, as amended, and No. 11,638 dated December 28, 2007, as amended, or the Brazilian Corporate Law, and the rules and regulations of the CVM, or Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

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

     Some figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

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

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of Brazilian Corporate Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Rules (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the São Paulo Stock Exchange (BM&FBovespa S.A.– Bolsa de Valores, Mercadorias e Futuros), or the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank, to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the years indicated, prepared in accordance with U.S. GAAP. Our U.S. GAAP consolidated financial statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firms, Deloitte Touche Tohmatsu Auditores Independentes, and KPMG Auditores Independentes, for the periods noted in their reports. The selected financial information as of December 31, 2004, 2005 and 2006 and for each of the years in the two-year period ended December 31, 2005 have been derived from our U.S. GAAP consolidated financial statements in U.S. dollars, not included in this annual report. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

Income Statement Data:	2004	2005	2006	2007	2008

	(in millions of US$, except per share data)
Operating revenues
Domestic sales	2,895	3,449	3,550	5,283	7,377
Export sales	1,008	1,224	1,263	1,695	1,830

Total	3,903	4,673	4,813	6,978	9,207

Deductions from operating revenues

Sales taxes	735	829	899	1,305	1,835
Discounts, returns and allowances	84	39	68	156	185
Net operating revenues(1)	3,084	3,805	3,846	5,517	7,187
Cost of products sold	1,407	1,837	2,102	3,076	3,576
Gross profit	1,677	1,968	1,744	2,441	3,611
Operating expenses
Selling	156	186	167	310	412
General and administrative	109	108	148	185	219
Other income (expense)	50	28	149	85	136

Total	315	322	464	580	767

Operating income	1,362	1,646	1,280	1,861	2,844
Non-operating income (expenses), net
Financial income (expenses), net	(510)	(550)	(533)	(219)	(380)
Foreign exchange and monetary gain (loss), net	153	183	218	438	(1,265)
Gain on dilution of interest in subsidiary	-	-	-	-	1,667
Other	(6)	3	22	81	75

Total	(363)	(364)	(293)	300	97

Income before income taxes and equity in results of affiliated companies	999	1,282	987	2,161	2,941
Income taxes
Current	(289)	(458)	(198)	(619)	(615)
Deferred	(2)	31	(98)	85	201

Total	(291)	(427)	(296)	(534)	(414)

Equity in results of affiliated companies	51	47	58	76	127

Net income	759	902	749	1,703	2,654

Basic earnings per common share	0.89	1.11	0.97	2.21	3.46
Weighted average number of common shares outstanding (in thousands)(2)	850,428	810,825	772,302	769,749	767,033

	As of December 31,

Balance Sheet Data:	2004	2005	2006	2007	2008

	(In millions of US$)

Current assets	2,907	3,330	3,962	4,665	7,307
Property, plant and equipment, net	2,143	2,547	3,211	4,824	3,543
Investments in affiliated companies and other investments (including goodwill)	233	312	375	565	2,715
Other assets	874	968	1,000	2,011	2,144

Total assets	6,157	7,157	8,548	12,065	15,709

Current liabilities	1,216	1,398	1,678	2,865	3,813
Long-term liabilities(3)	3,615	4,750	5,823	6,512	8,580
Stockholders’ equity	1,326	1,009	1,047	2,688	3,316

Total liabilities and stockholders’ equity	6,157	7,157	8,548	12,065	15,709

	As of and for the year ended December 31,

Other Data:	2004	2005	2006	2007	2008

	(In millions of US$, except per share data and where otherwise stated)

Cash flows from operating activities	354	1,757	919	1,264	2,067
Cash flows used in investing activities	(365)	(593)	(839)	(1,091)	(1,292)
Cash flows from (used in) financing activities	(380)	(996)	(263)	(122)	1,867
Common shares outstanding (in thousands)	830,679	774,546	772,240	769,470	758,669
Common stock	2,447	2,447	2,447	2,447	2,447
Dividends declared and interest on stockholders’ equity(4)	253	969	914	550	1,414
Dividends declared and interest on stockholders’ equity per common share(2)(4)	0.30	1.25	1.18	0.71	1.86
Dividends declared and interest on stockholders’ equity (in millions of reais)(4)	671	2,268	1,954	1,039	2,755
Dividends declared and interest on stockholders’ equity per common share (in reais)(2)(4)	0.81	2.93	2.53	1.35	3.63

(1)	Net operating revenues consist of operating revenues minus sales taxes, discounts, returns and allowances.
(2)
Takes into account the one-for-three stock split occurred in January 2008 whereby each common share of our capital stock on December 31, 2007 became represented by three common shares. See “Item 10B. Memorandum and Articles of Association.”

(3)	Excluding the current portion of long-term debt.
(4)
Amounts consist of dividends declared and accrued interest on stockholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments made in 2008, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Exchange Rates

     The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.

     Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On April 30, 2009, the exchange rate was R$2.18 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially.

     The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Low	High	Average (1)	Period-end

Year ended
December 31, 2004	2.654	3.205	2.917	2.654
December 31, 2005	2.163	2.762	2.413	2.341
December 31, 2006	2.059	2.371	2.177	2.138
December 31, 2007	1.733	2.156	1.948	1.771
December 31, 2008	1.559	2.500	1.837	2.337

	Low	High	Average	Period-end

Month ended
December 31, 2008	2.337	2.500	2.394	2.337
January 31, 2009	2.189	2.380	2.307	2.136
February 28, 2009	2.245	2.392	2.313	2.378
March 31, 2009	2.238	2.422	2.314	2.315
April 30, 2009	2.170	2.290	2.206	2.178
May 31, 2009	1.973	2.148	2.061	1.973

_____________
Source: Central Bank.
(1) Represents the daily average of the close exchange rates during the period.

     We will pay any cash dividends and make any other cash distributions with respect to our common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the BOVESPA.

3B. Capitalization and Indebtedness

     Not applicable.

3C. Reasons for the Offer and Use of Proceeds

     Not applicable.

3D. Risk Factors

     An investment in our ADSs or common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as, Brazilian political and economic conditions, could adversely affect our business and the trading prices of our ADSs and common shares.

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

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our common shares and ADSs.

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.337 per US$1.00 at year end. On June 26, 2009, the exchange rate was R$1.940 per US$1.00.

     Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the current economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

     In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs.

     Depreciation of the real may also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

     Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

     Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2008, the base interest rate, or SELIC rate, in Brazil varied between 19.25% and 11.25% per year. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business. In addition, we may not be able to adjust the price of our products to offset the effects of inflation on our cost structure.

     Developments and perception of risk in other countries, especially in the United States, China and other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China, other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or ADSs, and could also make it more difficult or impossible for us to access the capital markets and finance our operations in the future, on acceptable terms.

     The global financial crisis has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which have and may continue to, directly or indirectly, materially and adversely affect our operating results, financial position and the price of our common shares and/or ADSs.

Risks Relating to the Steel Industry and CSN

     We are exposed to substantial swings in the demand for steel, which has a substantial impact in the prices for our steel products.

     The steel industry is highly cyclical, both in Brazil and abroad. Until 2007, the Brazilian steel industry produced more steel than the domestic economy was able to consume, and was therefore dependent on export markets. In 2007 and until the third quarter of 2008, there was a significant increase in the demand for steel in the domestic market, which reduced our dependency on export markets and increased domestic prices. The demand for steel products and, thus, the financial condition and results of operations of companies in the steel industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution industries. In recent years, the price of steel in world markets has been at historically high levels, but in 2009 these prices have been decreasing as a result of lower domestic demand and the effects of the 2008 worldwide financial crisis. Any material decrease in the demand for steel in domestic or export markets served by us could have a material adverse effect on us.

     The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

     In 2008, raw material costs accounted for approximately 56.9% of total production costs. Our principal raw materials include iron ore, coal, coke (a portion of which we produce from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements. In addition, we import all of the coal required to produce coke and approximately 21.7% of our coke requirements.

     In 2008, there was a steep rise in the cost of a number of commodities essential for steelmaking, specifically coking coal and metallurgical coke. Global developments, particularly the dramatic increase in Chinese and Indian demand for raw materials used in steel manufacturing, may cause severe shortages and/or substantial price increases in key raw materials and ocean transportation capacity. Our inability to pass those cost increases on to our customers or to meet our customers’ demands because of non-availability of key raw materials may cause a material adverse effect on us.

     In addition, any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could also materially and adversely affect us. These interruptions in the supply of raw materials or energy may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers or accidents or similar events on suppliers’ premises or along the supply chain.

     We face significant competition, including price competition and competition from other producers, which may adversely affect our profitability and market share.

     The steel industry is highly competitive with respect to price. In the 1990s, the world steel industry was adversely affected by excess worldwide production capacity, reflecting the decreasing demand for steel in western industrial countries and significant increases in steel production capacity in countries outside the Organization for Economic Development, or OECD. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

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

     In addition, many factors influence our competitive position, including efficiency and operating rates, and the availability, quality and cost of raw materials and labor. Over the last two years, China has become one of the main international steel exporters. If we are unable to remain competitive with China or other producers in the future, we may be materially and adversely affected.

     Protectionist and other measures adopted by foreign government could adversely affect our export sales.

     In response to the increased production and export of steel by many countries, anti-dumping, countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. Foreign countries continue to impose restrictions on the exports to certain countries, such as the restrictions on exports of hot-rolled products from Brazil to the United States, Canada and Argentina and the restrictions on exports of certain chemical substances contained in the steel products exported to the European Union, effective as of January 2009. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

     On the other hand, in response to steel imports to Brazil at subsidized prices, the Brazilian government has recently imposed certain import tariffs in order to protect the domestic steel industry. If the Brazilian government were to remove these protection measures, or fail to act against cheap or subsidized steel imports, we could be adversely affected.

     Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products. We do not have insurance policies to cover losses and liabilities in connection with operational risks, and may not have sufficient insurance coverage for certain other events.

     The steel production process depends on certain critical equipment, such as blast furnaces, steel converters, and continuous casting machines, internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage. In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas steelworks, which prevented us from operating this blast furnace for approximately six months and resulted in losses of approximately US$520 million, all of which was reimbursed by our insurers. Similar or any other significant interruptions in our production process, internal logistics or distribution channels could materially and adversely affect us.

     Our insurance policies for losses in connection with operational risks, covering damage to our facilities (including damage to equipment and blockage of port facilities) and profit losses, have expired on February 22, 2009 and we are currently renegotiating new insurance policies. Lack of insurance coverage for operational risks exposes us to potential significant liability in the event of an accident or business interruption, which may materially and adversely affect us.

     Our projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

     We are investing to further increase our steel and mining production capacity, as well as our logistics capabilities. Our expansion and projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

  We may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate a project.

  Our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply.

  We may fail to obtain, or experience delays or higher than expected costs in obtaining, the required permits to build a project.

  Changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.

          Any one or a combination of factors described above may materially and adversely affect us.

     The global recession could lead to a significant reduction in our revenues, cash flow and profitability.

     The global economy, in particular global industrial production, is the primary driver of demand for minerals and metals. Global industrial production has shown a downward trend since the second half of 2008, resulting in a significant and widespread contraction in demand for minerals and metals.

     There is uncertainty about the depth and duration of the current global economic downturn and its continuing impact on the demand for minerals and metals, which could have a negative impact on our cash generation and profitability.

     New or more stringent environmental and health regulations imposed on us may result in increased liabilities and increased capital expenditures.

     Our steel making, mining and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health and the environment. Brazilian pollution standards are expected to continue to change, including new effluent and air emission standards and solid waste-handling regulations. New or more stringent environmental and health standards imposed on us can require us to make increased capital expenditures. We could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which we export our products, may also materially and adversely affect our export sales and us.

     Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

     We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Although our governance and compliance processes include the review of internal control over financial reporting, and other standard control procedures such as internal and external auditing, it may not prevent future breaches of law, accounting or governance standards. We may be subject to breaches of our Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm, which may materially and adversely affect us.

     Some of our operations depend on joint ventures, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

     We currently operate parts of our business through joint-ventures with other companies. We have established a joint-venture with an Asian consortium at our subsidiary Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; a project with the Brazilian government at Transnordestina Logística S.A., or Transnordestina, to explore railway transportation in the Northeastern region of Brazil; and a joint-venture with Tractebel at Itá Energética S.A., or ITASA, to produce electricity.

     Our forecasts and plans for these joint-ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint-ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments, the affected joint-venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. Any of these events may have a material adverse effect on us.

     Particularly with respect to our joint-venture at Namisa, we may be required to reacquire all ownership interest of our Asian partners in Namisa in the event of a dead-lock with respect to a material issue under our shareholders’ agreement.

     Interruptions in the supply of natural gas and power transmission grid may adversely affect our business, financial condition and results of operations.

     We require significant amounts of energy, both in the form of natural gas and electricity, to power our plant and equipment. We purchase our natural gas needs through distributors which purchase natural gas from Petróleo Brasileiro S.A. – Petrobras, or Petrobras, (the sole producer and supplier of natural gas in Brazil). Petrobras, in turn, is significantly dependent upon the supply of natural gas from Bolivia. On May 1, 2006, the president of Bolivia announced the nationalization of the country’s gas reserves. The long-term effects of this measure on the supply of natural gas in Brazil are still uncertain. The events in Bolivia could result in the disruption of the natural gas supply to Petrobras or an additional increase in the prices of natural gas. Any resulting interruption or reduction in the levels of supply of natural gas by Petrobras or a significant price increase, may negatively affect our production and production costs and consequently have a material adverse effect on us.

     Our mineral reserve estimates may materially differ from mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

     Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

     We are subject to risks related to legal and administrative proceedings.

     We are involved in numerous legal and administrative proceedings, including tax, labor and civil disputes. While, as of December 31, 2008, we had recorded provisions for some of these proceedings in a total amount of US$1,687 million and deposited a total amount of US$893 million in court escrow accounts, it is not possible to predict either the outcome of these proceedings or the potential liability we may face due to unfavorable rulings in them. In the event that a substantial portion of these proceedings or one or more of the proceedings involving a substantial amount are decided against us, and in the event that no provision has been recorded, our results of operations may be materially adversely affected. In addition, even if sufficient provisions have been recorded, our liquidity may be materially and adversely affected.

     Our activities depend on authorizations from regulatory agencies, and changes in regulations could materially and adversely affect us.

     Our activities depend on authorizations from and concessions by governmental regulatory agencies of the countries in which we operate. If these laws and regulations change, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. The loss of any such authorization or changes in the regulatory framework we operate in may materially and adversely affect us.

     We have experienced labor disputes in the past that have disrupted our operations, and such disputes may recur.

     A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services, have in the past and may in the future materially and adversely affect the operation of facilities, or the timing of completion and the cost of our projects.

     We are exposed to devaluation of our shares as result of certain equity swap agreements.

     In 2003, we entered into certain equity swap agreements referenced to our common shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. In 2008, these agreements were assigned to Goldman Sachs International. Our current equity swap agreement with Goldman Sachs International will expire on September 10, 2009, unless it is renewed by us. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a rate of USD three-month London Interbank Offered Rate, or Libor, plus 0.75% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. The rationale for these transactions is that equities historically have yielded higher long-term returns than fixed- income securities, hence tending to offset CSN’s long-term debt servicing costs. From September 5 to December 31, 2008, we recorded a loss in connection with these equity swap agreements in the amount of US$685 million, which was partially offset by a gain of US$155 million recorded in connection with an equity swap that expired on September 5, 2008, for a total loss of US$530 million. However, in the event of a decrease in the trading price of our shares and ADRs, the amount payable by us under these swap agreements may be significant and materially and adversely affect us.

     A significant devaluation of our common shares may cause our pension funds to have an increased deficit of plan assets over pension benefit obligations.

     We are the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan. As of December 31, 2008, CBS had invested a portion of its portfolio in our common shares and held 4.47% of our capital stock. As a result, the ability of CBS to honor its pension obligations is subject to fluctuations in the fair value of CBS’s assets, including fluctuations in the trading price of our common shares.

     As of December 31, 2008, CBS had a deficit of plan assets over pension benefit obligations of US$83.8 million. The unfunded status of CBS is affected by, among other things, fluctuations in the fair value of CBS’s assets, which totaled US$524.7 million as of December 31, 2008, while CBS’ accumulated obligations and projected benefit obligations as of December 31, 2008 were US$608.5 million.

     In the event of a depreciation of our common shares, CBS may worsen its unfunded situation, which could have a material and adverse impact on its ability to fulfill its obligations. In this event, we may have to make substantial contributions to the fund to meet its pension benefit obligations, which may have a material adverse effect on us. See “Item 6D—Employees” and Note 15 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Risks Relating to a Routine SEC Review

     An ongoing SEC review of our registration statement on Form F-4, filed in connection with a proposed public debt exchange offer, may require us to further amend this annual report.

     We are in the process of responding to comments made by the staff of the SEC regarding our registration statement on Form F-4, filed on September 19, 2005. That registration statement was filed in connection with a proposed public exchange offer of notes originally issued in a non-public transaction. Until our responses to the SEC’s comments are finalized, our capital-raising activities will be limited to the U.S. non-public markets and the markets outside the United States. See “Item 4A. Unresolved Staff Comments” for further information.

Risks Relating to our Common Shares and ADSs

     If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     The Brazilian custodian for our common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, our common shares unless they obtain their own electronic certificate of registration or register their investment in our common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the BOVESPA. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to our common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to our common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

     Holders of ADSs may not be able to exercise their voting rights.

     Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for our common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, the second call must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote the shares. In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, holders of ADSs may not be able to exercise their voting rights.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the price and time they desire.

     Investing in securities, such as the common shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries. Investments in emerging markets are generally considered to be more speculative in nature, and are subject to certain economic and political risks, such as changes in the regulatory, tax, economic and political environment that may affect your ability to receive the total or a partial return on your investment.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell our common shares or the ADSs at the price and time desired. There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the BOVESPA.”

     The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and our ADSs. Holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     Holders of ADSs might be unable to exercise preemptive rights with respect to our common shares.

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

     Substantial sales of our ADSs could cause the price of our ADSs to decrease significantly.

     The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and our ADSs. Holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     We entered into certain equity swap agreements with Goldman Sachs International, which are referenced to 29,684,400 of our ADRs and set to expire on September 10, 2009. As a result, if we do not renew these equity swap agreements and are required to unwind them in a non-organized manner, a substantial amount of our ADSs may be sold in the market simultaneously, which could cause the trading price of our ADSs to decrease significantly.

     Similarly, our pension fund CBS invests heavily in our common shares, holding as of December 31, 2008 4.47% of our capital stock. Brazilian governmental authorities are discussing with CBS and other pension funds regulatory limits on investments by pension funds in the shares of related parties. As a result, CBS may be required to diversify its portfolio, which, if not done in an organized manner, may cause a substantial amount of our common shares to be sold in the market, negatively affecting the trading price of our common shares.

     We may be prevented from paying dividends to our shareholders and the holders of ADSs.

     At our Annual Shareholders’ Meeting of April 30, 2007, our shareholders approved the payment of dividends and interest on shareholders’ equity related to the fiscal year 2006 in the total amount of US$682.1 million, of which US$191.7 million and US$153.5 million were paid on June 30, 2006 and August 8, 2006, respectively, as intermediary dividends, in accordance with the resolutions of our Board of Directors. The outstanding balance of US$336.9 million was payable on May 9, 2007, but the payment was temporarily suspended as a result of a federal court order relating to one of our tax contingencies. On September 2007, we obtained a favorable decision from a federal court, allowing us to pay such outstanding dividends, and payment was made on September 4, 2007.

     At our Annual Shareholders’ Meeting of April 30, 2009, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2008, in the total amount of US$868.6 million (US$738.2 million as dividends and US$130.4 million as interest on shareholders’ equity).

     The total amount of approved dividends include dividends paid in advance on November 27, 2008, in the amount of US$70.6 million, that had already been approved by our Board of Directors on August 12, 2008, and dividends that had already been approved by our Board of Directors on March 24, 2009 in the amount of US$667.6 million.

     Soon after the announcement of the payment of such dividends in the amount of US$667.6 million, a court order was issued by a trial state tax court in the State of Rio de Janeiro in connection with tax claims related to IPI premium credits on exports that we have recorded, in order to block approximately US$354.2 million of our funds. For this reason, the Company paid its shareholders on April 2, 2009 the amount of funds that had not been blocked of approximately US$313.4 million. We are taking all measures to unblock our funds. Nevertheless, aiming at the preservation of our shareholders’ rights, we decided to pay on June 26, 2009, the remaining dividends of approximately US$354.2 million.

     The US$130.4 million as interest on shareholders’ equity were paid on May 11, 2009.

     We cannot assure you that new court orders will not be issued against us to block our funds or to prevent us from paying dividends to our shareholders and holders of ADRs in the future.

Item 4. Information on the Company

4A. History and Development of the Company

History

     Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian President, Mr. Getúlio Vargas. The Presidente Vargas steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, started production of coke, pig iron castings and long products in 1946.

     Three major expansions were undertaken at the Presidente Vargas steelworks during the 1970s and 1980s. The first, completed in 1974, increased installed annual production capacity to 1.6 million tons of crude steel. The second, completed in 1977, increased annual production capacity to 2.4 million tons of crude steel. The third, completed in 1989, increased annual production capacity to 4.5 million tons of crude steel.

     We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest in us.

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

General

     We are one of the largest fully integrated steel producers in Brazil and in Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products decreased in 2008 by 6.0% to 5.0 million tons and finished steel production decreased in 2008 by 9.0% to 4.5 million tons, as compared to 2007.

     Our fully integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2008, we accounted for approximately 49.0% of the galvanized steel products sold in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2008, we accounted for approximately 99.0% of the tin mill products sold in Brazil.

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

  steel is continuously cast in slabs;

  slabs are then hot rolled, producing hot bands that are coiled and sent to finishing facilities .

     We currently produce from our own mines all of our requirements of iron ore, limestone and dolomite, and a portion of our tin requirements. Using imported coal, we produce approximately 70-75% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution also require water, industrial gases, electricity, rail and road transportation, and port facilities.

Acquisitions and Dispositions

     On June 5, 2006, we acquired 100.0% of the shares issued by Companhia Metalúrgica Prada, or Prada, from Kiskidee Investments Limited LLC, for a total amount of US$1.00. Prada is the largest steel can manufacturer in Brazil and produces more than one billion steel cans in its four production units located in the states of São Paulo, Santa Catarina and Minas Gerais, in the southeastern and southern regions of Brazil and, accordingly, is one of our major customers of tin mill products.

     On July 20, 2007, Namisa, our then wholly-owned mining subsidiary, acquired 100.0% of the shares issued by Companhia de Fomento Mineral e Participações, or CFM. The final acquisition price amounted to US$400 million, which were fully paid by us. CFM explores various iron ore mines and owns ore processing facilities in the State of Minas Gerais. CFM is located in the state of Minas Gerais and has facilities close to Casa de Pedra, our most important mining asset.

     On December 30, 2008, our ownership interest was reduced to 40% of the voting and total capital stock of Namisa upon its issuance of newly issued shares for the aggregate amount of approximately US$3.08 million to Big Jump Energy Participações S.A., an Asian consortium whose shareholders are Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd, Nisshin Steel Co, Ltd., and Posco. The remaining 59.99% of the voting stock of Namisa is currently held by us. In connection with this sale, Namisa paid us approximately US$3.0 billion on December 30, 2008 as pre-payment for a portion of the purchase price agreed between the parties for future sales of crude iron ore (run-of- mine, or ROM) and the rendering of port services by us to Namisa. The ROM will be extracted by us from the Casa de Pedra mine and will be sold to Namisa, which will be required to beneficiate the product at its own industrial facilities. All pre-payment agreements were negotiated at arms-length basis. For further information on the effect of these pre-payments in our long-term obligations, see “Item 5E. Off-Balance Sheet Arrangements.”

     We and Big Jump Energy Participações S.A. have entered into a shareholders’ agreement in order to govern our joint-control of Namisa. Under certain extreme situations provided for in the shareholders’ agreement, a dead-lock resolution process may be established. This procedure requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In the event the dead-lock remains, the shareholders’ agreement provides for call and put options, which entitles Big Jump Energy Participações S.A. to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of Big Jump Energy Participações S.A. in Namisa, in each case for the fair market value of the respective shares.

Accident in Blast Furnace No. 3

     In January 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas steelworks. The accident prevented us from operating the equipment for approximately six months, affecting our operating revenues, gross profit and operating income due to reduced sales volumes and the need to purchase slabs and coils from third-parties in order to meet our customers’ purchasing orders during the period in which Blast Furnace No. 3 was under repair, as further explained in “Item 5A. Operating Results—Results of Operations—2007 Compared to 2006.” In the second half of 2007, our Blast Furnace No. 3 was completely repaired and resumed operating normally, and, in December 2008, the reinsurance companies paid us the remaining balance of US$160 million of our US$520 million claim against them. For further information, see “Item 4B. Business Overview—Insurance” and Note 4 to our consolidated financial statements included in “Item 18. Financial Statements.”

Capital Expenditures

     We invested US$706 million, US$980 million and US$886 million in 2006, 2007 and 2008, respectively. Expenditures in 2008 were used for the acquisitions of equipment, of which US$247 million was used in the Casa de Pedra mine expansion, US$34 million in projects relating to the Itaguaí port expansion and US$65 million in major overall projects that extend our fixed assets useful life. For further information, see “Item 5B. Liquidity and Capital Resources—Short-Term Debt and Short-Term Investments.”

     In 2008, we continued to implement our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant in order to supply the construction and home appliance industries, as described in “Item 4B. Business Overview—Facilities.”

     We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments already made are set forth in “Item 4B. Business Overview—Facilities.”

Planned Investments

     Our planned investments in iron ore, steelmaking, cement and logistic projects are described below.

     Projects which were previously announced, such as the greenfield slab mills in the city of Itaguaí, in the State of Rio de Janeiro, and the greenfield slab mill in the city of Congonhas, in the State of Minas Gerais and the Logistics Platform Project, in the city of Itaguaí, in the State of Rio de Janeiro (except for the ongoing improvements on its Container Terminal and for the expansion of its Solid Bulks Terminal) were put on hold by the Board of Directors due to the uncertainty about the duration of the current global economic scenario.

Iron Ore Project

     Our iron ore business comprises the expansion of our mining activities and our seaport facilities, the construction of pellet plants and, to a lesser extent, the trading of iron ore produced by other companies through our own logistics network. We expect to invest a total of US$4.5 billion to produce and/or sell approximately 90 million tons of iron ore products, of which US$839 million have already been invested. We expect to finance these investments with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social-BNDES), export credit agencies, the proceeds from offerings of securities and with the free cash flow from our current operations. Our iron ore project schedule and expected investments are the following:

  In January 2004, we announced the approval of investments of approximately US$1.0 billion to expand the annual production capacity of the Casa de Pedra iron ore mine to 53 million tons. In connection with the Namisa joint-venture, we reviewed these figures to US$1.5 billion, and the expansion of the annual production of Casa de Pedra from 53 million to 70 million tons, which is currently being implemented. As of December, 2008, approximately US$540 million had already been invested in the increase in production capacity of Casa de Pedra mine and its current annual production capacity is 21 million tons.

  In October 2008, as part of the partial sale of Namisa, some of the capital expenditures which were originally planned for Casa de Pedra were transferred to Namisa, including two pellet plants. For information on our sale of 40% of our ownership interest in Namisa, see “Item 4A. History and Development of the Company—Acquisitions and Dispositions.” At the end, the total investments resulted in US$ 2 billion, adding volume to reach 33 million tons, including two pellets plants. The current capacity is now 7 million tons. It is important to mention that those capital expenditure will be executed together with Namisas´ new business partner group.

  We are also investing approximately US$1.0 billion in the expansion of the seaport Solid Bulks Terminal in Itaguaí to enable annual exports of 100 million tons of iron ore. Of this amount, approximately US$280 million have already been invested. Our current annual export capacity is equivalent to 30 million tons.

Steelmaking

     We initiated our long steel products brownfield project in Volta Redonda, in the State of Rio de Janeiro, which will be developed inside its main steelmaking facility. We intend to produce 600,000 tons of long steel products, such as rod bar and wire rod. We expect to benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry. The total investment in long steel products production will be of approximately US$354 million in installations, including expanding and upgrading a 30-ton electric furnace. The facility will use surplus pig iron and low value added slabs as raw materials.

Cement Project

     This project represents the entrance of CSN into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in Arcos, Minas Gerais. The limestone, which is transformed into clinker, and the slag, account for approximately 95% of the production cost to produce cement. We are investing approximately US$360 million to build a greenfield grinding mill and clinker furnace, with capacity of 2.3 million tons and 820,000 tons, respectively. We expect the grinding mill to produce 0.25 million tons of cement in 2009 and to reach its full capacity by 2011. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to US$81 million indexed based on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, and part indexed on US dollars, as well as the use of free cash flow from our current operations.

Transnordestina

     In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved a transaction to merge Transnordestina S.A., a company that at the time was state-owned, into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession granted in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. The surviving entity was later renamed Transnordestina Logística S.A. which is jointly-controlled by us and Taquari Participações S.A pursuant to a shareholders' agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003. Investments of approximately R$5.4 billion were approved to build the Nova Transnordestina Project, which includes an additional 1,728 km of large gauge, state-of-the-art railway track. We expect the investments will allow the company to increase the transportation of various products, such as iron ore, limestone, soy beans, cotton, sugar cane, fertilizers, oil and fuels. According to a Memorandum of Understandings entered into as of November 25, 2005, the investments will be financed through: R$823 million from FINOR – Northeastern Investment Fund; R$2.6 billion from SUDENE - the Northeastern Development Federal Agency; a R$225 million loan from BNDES to Transnordestina; R$165 million from Brazilian Federal Resources; R$180 million from Brazilian Northeast Bank and another R$1.4 billion equity from CSN, out of which R$675 million will be supported by a loan from BNDES to us. The construction of the first 100 km started in January 2007 and as of December 31, 2008 over US$102 million (R$180 million) had already been invested by CSN.

Itaguaí CSN Logistics Platform Project

     Regarding our seaport Itaguaí Logistic Platform Project, announced on May 7, 2008, our capital expenditures investments were put on hold by the Board of Directors except for the following related projects:

  Expansion of the existing Container Terminal from 440 thousand container year to 640 thousand container year, including improvements on the existing berths. We expect to invest approximately US$162 million.

  Expansion of the Solid Bulks Terminal in Itaguaí to enable annual exports of approximately 100 million tons of iron ore as described above. See “Item 4A. History and Development of the Company—Planned Investments—Iron Ore Project” for a description of the expansion of the Solid Bulks Terminal.

Additional Investments

     In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel producing capabilities.

Other Information

     CSN’s legal and commercial name is Companhia Siderúrgica Nacional. CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Rua São José, 20, 16th floor, 20010-020, Rio de Janeiro, RJ, Brazil and our telephone number is +55-21-2141-1800. CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

4B. Business Overview

Competitive Strengths

     We believe that we have the following competitive strengths:

     Fully integrated business model. We believe we are one of the mostly fully integrated steelmakers in the world. We have captive iron ore reserves, which differentiate us from our main competitors in Brazil that purchase their iron ore from mining companies such as Companhia Vale do Rio Doce, or CVRD. In 2006, we hired Golder Associates S.A., or Golder, to evaluate the Casa de Pedra iron ore reserves. The results confirmed proven and probable mineral resources of 1.6 billion tons with a grade of approximately 48.0% . In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas steelworks. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. Our operations are strongly integrated as a result of our captive sources of raw materials, such as iron ore, and our access to owned infrastructure, such as railroads and deep-sea water port facilities.

     Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, from our iron ore mine to our steel mill to our ports. The location of our steelworks facility is next to railroad systems and port facilities, facilitating the supply of raw material, the shipment of our production and easy access to our principal clients. The concession for the main railroad used and operated by us is owned by MRS, a company in which we hold, directly and indirectly, a 33.27% ownership interest. The railway connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Since we obtained the concession to operate MRS’ railway in 1996, we have significantly improved its tracks and developed its business, with strong cash generation. We also own concessions to operate two deep-sea water terminals from which we export our products and also import coal and small amounts of coke, which are the only important raw materials that we need to purchase from third-parties.

     Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas steelworks. We also sell excess energy we generate into the energy market. Our 238 MW thermoelectric co-generation plant provides the Presidente Vargas steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We indirectly hold 29.5% of the Itá hydroelectric plant that has installed capacity of 1,450 MW, with a guaranteed output of 668 MW to us and to the other shareholders of Itá Energética S.A., or ITASA, proportionally to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we hold 17.9% of the Igarapava hydroelectric, with 210 MW fully installed capacity. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

     Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently presenting high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our qualified work force.

     Diverse product portfolio and product mix. We have a diversified product mix that includes: hot-rolled, cold-rolled, galvanized and steel tin mill products. We offer many kinds of steel packaging produced in Brazil, accounting for 99.0% of the steel tin mill products and 50.0% of the galvanized flat steel produced in Brazil. We also produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix. Our GalvaSud product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. This, together with our hot-dip galvanizing process know-how, allows us to increase our sales to the automotive segment. In 2008, our market share in the automotive industry accounted for 21.0% of total domestic sales, and we expect to further increase our sales to the automotive industry in 2009. Our subsidiary CSN Paraná, provides us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary, INAL, the largest flat steel distributor in Brazil, is a strong sales channel in the domestic market, enabling us to meet demands from smaller customer, and therefore to have a strong presence in this market.

     Strong presence in domestic market and strategic international exposure. We have a strong presence in the domestic market for steel products, with a 99.0% market share of the steel tin mill product industry in Brazil and a large market share for galvanized flat steel. In addition, our subsidiaries CSN LLC and Lusosider constitute sales channels for our products, selling in the United States and in Europe 5.0% and 5.0%, respectively, of our total sales in 2008.

Strategies

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

     For further information on our planned investments relating to our steel activities, see “Item 4A. History and Development of the Company —Planned Investments—Steelmaking.”

Mining

     In order to strengthen our position as a player in the iron ore market, we plan to expand our mining assets, Casa de Pedra iron ore mine and Namisa, and search for investment opportunities, primarily in mining operations related to the steel business. For further information on our planned investments relating to our mining activities, see “Item 4A. History and Development of the Company —Planned Investments—Iron Ore Project”

     In 2008, after the first two years trading in the international iron ore market, we exported 14.7 million tons of iron ore, which represents a 187% increase as compared to 2007. This first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled the terminal to also handle and export iron ore and to load from its facilities the first shipment of our iron ore products.

Logistics

     We expect to take advantage of and expand our logistics capabilities, including our integrated infrastructure operations (our railways and ports).

     We have substantially improved the infrastructure needed to support the Presidente Vargas steelworks, our export and international strategies by investing in projects such as power generation through hydroelectric power plants, railways and port facilities in order to increase our ability to control production costs and secure reliable sources of energy, raw materials and transportation.

Cement

     Our strategy for our cement business includes the achievement of greater utilization of by-products by constructing a cement grinding and a clinker facility to produce 2.3 million tons of cement, using the slag generated by our blast furnaces, which we expect will become operational by the first half of 2009 and the second half of 2010, respectively. For further information on our planned investments relating to our cement activities, see “Item 4A. History and Development of the Company —Planned Investments—Cement Project.”

Our Steel Products

     We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global steel consumption. From carbon steel, we sell a variety of steel products, both domestically and abroad, to manufacturers in several industries.

The following chart reflects our production cycle in general terms.

     Our Presidente Vargas steelworks produces flat steel products — slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For further information on our production process, see “—Product Process.”

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

Hot-Rolled Products

     Hot-rolled products comprise heavy-gauge hot-rolled coils and sheets, and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters. Heavy gauge sheet steel is used to manufacture automobile parts, pipes, mechanical construction and other products. Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.20 millimeters and are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

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

Tin Mill Products

     Tin mill products comprise flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated. Coatings of tin or chromium are applied by electrolytic process. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

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

Production

Production Process

     The principal raw materials for steel production in an integrated steelworks are iron ore, coal, coke, and fluxes like limestone and dolomite. The iron ore consumed at the Presidente Vargas steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in the city of Congonhas, in the State of Minas Gerais, 328 km from the Presidente Vargas steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

     Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2008, we produced about 70-75% of our coke needs and imported the balance. At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a pulverized coal injection, or PCI, facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

     The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white- hot liquid iron and slag are drawn off from the bottom of the furnace. Slag (containing melted impurities) is granulated and sold to neighboring cement companies. Upon completion of our planned cement plant expected to occur by July 2009, slag also will be used to produce cement.

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

     The production sector is also responsible for environment and quality consultancy, new products development, capital investment implementation for steel production and processing, as well as the supervision of GalvaSud’s and CSN Paraná’s operations.

Quality Management Program

     We practice Total Quality Management, a set of techniques that have been adopted by many leading companies in our industry. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization, or ISO. In October 2003, we were awarded the ISO 9000: 2000 certificate for the design and manufacture of hot-rolled, pickled and oiled products, cold-rolled, galvanized and tin mill products, which replaced the ISO 9001 Certificate that we were awarded in December 1994. In October 2003, we were also awarded the automotive industry’s Technical

Specification - 16949: 2002, for the design and manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized products, which replaced the QS 9000 standards that we were awarded in 1997. Some important automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the QS 9000 standards.

Production Output

     The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

			CSN% of
Crude Steel Production	Brazil	CSN	Brazil

	(In millions of tons)
2008	33.7	5.0	15.1%
2007	33.8	5.3	15.7%
2006	30.9	3.5 *	11.3%
2005	31.6	5.2	16.5%
2004	32.9	5.5	16.8%

_______________
Source: Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or IBS.
* Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2006	2007	2008

		(In millions of tons)
Production of:
Iron Ore	13.1	15.0	17.0
Molten Steel	3.6	5.4	5.1
Crude Steel	3.5*	5.3	5.0
Hot-Rolled Coils and Sheets	4.1	5.1	4.7
Cold-Rolled Coils and Sheets	2.3	3.1	2.6
Galvanized Products	1.1	2.2	1.1
Tin Mill Products	0.8	0.9	0.7
Consumption of Coal for Coke Batteries	2.0	2.3	2.3
Consumption of Coal for PCI	0.5	0.9	0.8

* Lower production due to the accident at Blast Furnace No. 3 on January 22, 2006.

Raw Materials and Suppliers

     The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Raw Materials and Energy Requirements

     Given the low interest rate environment in the developed economies, worldwide economic growth over the last few years and increasing demand for various commodity type industrial segments enabled coal and iron ore miners, and coke producers to charge customers high prices. As a result of the effects of the 2008 financial crisis, worlwide coordinated economic growth was deeply impaired and demand for commodity type industrial segments decreased significantly, reversing this trend.

     Nevertheless, these commodity type industrial segments are highly concentrated in the hands of a few global players and there can be no assurance that other price increases will not be imposed on steel producers in the future.

Iron Ore

     We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais.

     Casa de Pedra has an installed mining capacity of 21.5 million tons annually (ROM) with a processing ratio of 79.1%, resulting in a mining capacity of 17.0 million tons of processed iron ore per year, which exceeds our needs for the Presidente Vargas steelworks. In 2008, the run-of-mine, or ROM, was 19.9 million tons (with a total crusher feed of 19.5 million tons and a total classification and concentration feed of 21.0 million tons). The resulting product tonnage was 17.0 million tons of processed iron ore per year (mass recovery on wet basis of 80.8%) . Of this total amount, 7.7 million tons were delivered to the Presidente Vargas steelworks and 5.5 million tons were sold to third parties, consisting of 3.1 million tons of sinter-feed material, 0.9 million tons of pellet feed materials, 0.9 million tons of lump ore and 0.7 million tons of small lump ore. We own other iron ore assets through Namisa, a jointly-owned subsidiary of our Company, which acquired CFM in July, 2007. CFM was incorporated in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy Mines, for the beneficiation of crude ore extracted from its deposit, the Engenho Mine. In 2008, 6.6 million tons of ROM were extracted from the Engenho mine with a waste/ore ratio of 0.35. The supply of the Pires beneficiation plant reached 5.9 million tons with product generation in the order of 4.2 million tons composed of lump ore, small lump ore, or hematitinha, sinter feed and concentrates. Also in 2008, 1.1 million tons were extracted from the Fernandinho mine with a waste/ore ratio of 0.24. The beneficiation plant at the Fernandinho unit also processed crude ore acquired from third parties, which along with its own ROM, totaled 1.2 million tons of feed. This processing was responsible for the generation of 0.8 million tons of lump ore and sinter feed products, in which the sinter feed practically corresponded to the total production.

     In 2008, Namisa sold 2.6 million tons through these two complexes, of which 2.2 million tons were exported. On March 30, 2008 CFM was merged with Namisa.

     Namisa complements our strategy to be a world leading producer of high quality iron ore. Namisa is and will remain fully integrated with our railway and port logistics corridor, providing sufficient railway and port logistics capacity for Namisa’s current and future production. Namisa is a leading company in iron ore mining and trading, with mining and processing operations in the State of Minas Gerais. Trading iron ore is obtained from small mining companies in the neighborhood and other trading companies. For information on the sale of 40% of our ownership interest in Namisa, see “Item 4A. History and Development of the Company—Acquisitions and Dispositions.”

     Our steelmaking operations consumed 6.7 million tons of iron ore during 2008, consisting of 5.0 million tons of sinter-feed material and 1.7 million tons of lump ore. As we do not have pelletizing plants, the total amount of pellets has been acquired in the Brazilian market.

     We process the iron ore at the mine site prior to shipment by railway to the Presidente Vargas steelworks. See the map under “Item 4D. Property, Plant and Equipment” for the location of the Casa de Pedra mine in relation to the Presidente Vargas steelworks.

Coal

     In 2008, our coal consumption totaled 3.0 million tons and accounted for approximately 21% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year.

Coke

     In 2008, in addition to the approximately 1.7 million tons of coke we produced, we also consumed 456,254 tons of coke bought from third parties in China, India and Colombia. This figure represents an increase of 119% as compared to our consumption in 2007 and expresses CSN’s historical level of consumption. The reduction of our consumption in 2007 was a direct effect from the the stoppage of Blast Furnace No. 3 in 2006, which increased our stock levels of own produced coke in 2006 and reduced our need to purchase coke from third parties in 2007. The market for coke has been very competitive since 2002, because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its consumption in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke. During the fourth quarter of 2008, the financial crisis hit the steel industry and coke consumption worldwide was drastically reduced, what tends to result in lower prices of this raw material.

     We use a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2008, we used approximately 767,656 tons of imported PCI coal.

Limestone and Dolomite

     We obtain limestone and dolomite from our Bocaina mine at Arcos in the State of Minas Gerais, which produces 1.7 million tons of limestone and 0.8 million tons of dolomite on an annual basis, more than 89% of which is used in our steelmaking process. See the map under “Item 4D. Property, Plants and Equipment” for the location of the Bocaina mine in relation to the Presidente Vargas steelworks.

Aluminum, Zinc and Tin

     Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase aluminum, zinc and tin typically from third-party domestic suppliers under one or two-year contracts. We maintain approximately a one-month reserve of such materials at the Presidente Vargas steelworks.

     In April 2005, we acquired Estanho de Rondônia S.A., or ERSA, a tin mine and smelter facility. This smelter was one of our main tin suppliers in 2004. We intend to increase production from 1,800 tons in 2005 to 3,800 tons in 2009, in order to achieve self-sufficiency of this raw material.

Other Raw Materials

     In our production of steel, we also consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

     We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas steelworks. These gases are supplied by a third-party under long-term contracts from its gas production facilities located on the Presidente Vargas steelworks site. In 2008 we used 858,876 tons of oxygen to produce 5.1 million tons of crude steel.

Water

     Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$1.1 million.

Electricity

     Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2008, the Presidente Vargas steelworks consumed approximately 2.9 million MWh of electric energy or 590 kilowatt hours per ton of crude steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 11% of the overall consumption of electricity in the State of Rio de Janeiro.

     Our main current source of electricity is our 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks, besides the Itá and Igarapava hydroelectric facilities held by us, from which we have a take capacity available of 167 MW and 22 MW, respectively. In addition, we have approved the construction of a new turbine generator at the Presidente Vargas steelworks, which will increase 20 MW to our existing installed capacity. This turbine will be allocated near to our Blast Furnace No. 3, using the outlet gases from the ironmaking process to generate energy.

Natural Gas

     In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras. See “Item 3D. Risk Factors—Risks Relating to the Steel Industry and CSN—Interruptions in the supply of natural gas and power transmission over the government power grid may adversely affect our business, financial condition and results of operations.”

Diesel Oil

     In mid-October 2006, we entered into an agreement to receive diesel oil from the Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, in order to supply our equipment in Casa de Pedra and Arcos in Minas Gerais, which are the plants responsible for our mining activity. In 2007 and 2008, we had a consumption of 38,187 kiloliters and 49,565 kiloliters of oil diesel, respectively. This increase was mainly due to the growth of our mining activity to support our growing iron ore production, which required us to enlarge our mining equipment fleet. In 2007 and 2008, we have paid R$61.3 million and R$82.6 million, respectively, for the diesel oil we consumed.

Suppliers

     We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources and Alpha Natural Resources	Coal
Noble and Glencore	Coke
Reciclagem Fluminense de Metais Ltd.(1)	Aluminum
Votorantim Metais(1)	Zinc
ERSA	Tin
Bardella Timken Serviços, Sulcromo Revestimentos Industriais, and Mwl Brasil Rodas e Eixos Ltda.	Spare parts
Magnesita and Saint Gobain	Refractory bricks

Petrobras and Quaker	Lubricants
___________
(1) Suppliers which we depend on, due to the fact that they are the only suppliers in Brazil for their respective raw materials.

Logistics

     Transportation costs are a significant component of our steel production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas steelworks and steel products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railroad to the Presidente Vargas steelworks for processing into steel. The distances from our mines to the Presidente Vargas steelworks are 328 km and 455 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the city of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

     Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but has now been largely privatized. In an attempt to increase the reliability of our rail transportation, we indirectly hold concessions for the main railway systems we use. For further information on our railway concessions, see “—Facilities—Railways.”

     We export mainly through the ports of Itaguaí and Rio de Janeiro, and import coal and coke through the Itaguaí Port, all in the State of Rio de Janeiro. The coal and container terminals have been operated by us since August 1997 and 1998, respectively.

Marketing Organization and Strategy

Steel Products

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

     In 2008, over two thirds of our domestic sales were made through our own sales force directly to customers. The remaining sales were to independent distributors for subsequent resale to smaller clients.

     Historically, our export sales were made primarily through international brokers. However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers. We have focused our international sales to more profitable markets in order to maximize revenues and shareholder returns. Our strategy is to maintain Europe and North America as our main export markets, taking advantage of the commercial channels provided by our subsidiaries CSN LLC, in the United States, and Lusosider, in Portugal.

     All of our sales are on an order-by-order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments. Further, our management believes that one of the keys to our success is maintaining a presence in the export market. Such presence gives us the flexibility to shift between domestic and export markets, thereby allowing us to maximize our profitability.

     Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand, transportation and tariff costs to import similar products. Sales are normally paid at sight, or within 15 or 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Iron Ore

     Iron ore products are commercialized by our own commercial team located in Brazil and also overseas, in Portugal and Hong Kong. In addition to our international sales staff, our overseas office also hosts our technical assistance management. Our overseas offices allow us to stay in close contact with our customers, monitor their requirements and our contract performance. Domestic sales, market intelligence analysis, and planning and administration of sales are handled from Brazil by the staff in our Nova Lima office, which is located approximately 70km from the Casa de Pedra mine.

The chart below illustrates the coverage of our sales team both domestically and abroad:

     We supply all of our iron ore to the steel industry and our main targets are the Brazilian, European and Asian markets. Prevailing and expected levels of demand for steel products directly affect demand for iron ore. Demand for steel products is influenced by many factors, such as GDP, global manufacturing production, civil construction and infrastructure spending.

     We believe our competitiveness has been improved by our customer service and market intelligence. It is paramount for us to have a clear understanding of our customers’ businesses in order to address their needs, surpass their expectations and build long-term relationships. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to help determine the mix that best suits each particular customer. We also constantly search for the optimal balance between the use of our mining assets and customization needed by each of our customers. In order to compete with competitors more conveniently located geographically or that may offer larger sales volume of iron ore, we rely on our market analysis and forecasts of the market chain.

Steel Sales

     We recorded annual steel sales volume of 4.89 million tons, which represents a decrease of 9.0% as compared to 2007.

     Domestic sales and exports accounted for 85% and 15%, respectively, of our consolidated total steel sales volume. The parent company only accounted for 92% of our consolidated total steel sales volume.

Domestic Sales

     Domestic sales reached 4.16 million tons in 2008, which represents an increase of 15% as compared to 2007.

     The flat steel market in 2008 experienced two very different periods. The first, which lasted from January through October, was marked by strong demand from all sectors, especially the automotive, construction and home appliance and OEM industries, which recorded successive production and sales records.

     From November through December, however, the effects of the 2008 financial crisis affected the industries of our main clients, which caused a significant reduction in production and demand for steel products.

Exports

     Annual exports totaled 733,000 tons, which represents a decrease of 58% as compared to 2007. This reduction is a direct result of our strategy to prioritize domestic sales until October and the overall reduction in international steel demand during the last quarter of 2008.

     Of our total exports, 87% consisted of coated steel items, underlining our policy of concentrating on sales of higher added-value products.

Steel Sales by Geographic Region

     In 2008, we sold steel products to customers in Brazil and 49 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

     The three main export markets for our products are Europe, North America and Latin America, representing 45%, 37% and 13%, respectively, of our export sales volume in 2008.

     In North America, we take advantage of our subsidiary CSN LLC, which acts as a commercial channel for our products. In order to gain a cost advantage among our U.S. competitors, CSN is able to export slabs to CSN LLC which are processed at third parties into hot-rolled coil and then transformed into more added value products at CSN LLC’s plant, such as cold-rolled coil and galvanized. Moreover, we are able to export cold-rolled coils which can be directly sold or processed by CSN LLC in order to manufacture galvanized products.

In Europe, we sell hot-rolled coil as raw material to Lusosider, our subsidiary located in Portugal.

The following table contains information relating to our sales of steel products by destination:

	CSN – Sales of Steel Products by Destination
	(In thousands of metric tons and millions of US$)
	2006				2007				2008

			Gross				Gross				Gross
		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total

Brazil	2,817	64.3	3,258	72.5	3,614	67.2	4,853	77.0	4,158	85.0	6,845	89.0
Export	1,567	35.7	1,235	27.5	1,764	32.8	1,446	23.0	733	15.0	791	11.0

Total	4,384	100.0	4,493	100.0	5,378	100.0	6,299	100.0	4,891	100.0	7,636	100.0

Exports by Region
Asia	79	1.8	47	1.1	57	1.1	47	0.7	17	0.4	19	0.2
North America(1)	729	16.7	600	13.4	970	18.0	651	10.4	268	5.5	291	3.8
Latin America	142	3.2	92	2.0	122	2.3	94	1.5	96	2.0	105	1.4
Europe	563	12.8	455	10.1	548	10.2	601	9.5	331	6.8	352	4.6
All Others	54	1.2	41	0.9	67	1.2	53	0.9	21	0.4	23	0.3

Total Exports	1,567	35.7	1,235	27.5	1,764	32.8	1,446	23.0	733	15.0	791	10.0

___________________
(1)Sales to Mexico are included in North America.
(2) Total gross operating revenues presented above differ from amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore and logistics services), which in 2006 represented US$320 million, in 2007 represented US$679 million and in 2008 represented US$1,571 million.

Steel Sales by Product

     The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or IBS.

CSN Domestic Market Share
	2006	2007	2008

	(As a percentage of the market for each product)
Hot-Rolled Products	25.0%	31.0%	34.0%
Cold-Rolled Products	19.0%	21.0%	26.0%
Galvanized Products	42.0%	44.0%	49.0%
Tin Mill Products	98.0%	98.0%	99.0%

Steel Sales by Industry

     We sell our steel products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

CSN Sales by Industrial Segment in Brazil

	2006	2007	2008

	(In percentages of total domestic volume shipped)
Distribution	38.0%	43.3%	44.7%
Packaging	21.9%	16.3%	15.1%
Automotive	14.6%	14.6%	19.6%
Home Appliances/OEM	15.4%	13.3%	12.1%
Construction	10.2%	12.5%	8.5%

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

Seasonality

     Our sales of steel products are subject to seasonality. It is well known in both international and domestic steel markets that demand is lower in the first six months of the year, which directly affects sales. On the other hand, demand normally increases in the third quarter. Our sales force considers this seasonality in its planning while, at the same time, seeks to keep production stable by offsetting domestic market fluctuations with exports to other markets.

Iron Ore Sales

     The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

     In 2008, after the first two years trading in the international iron ore market, we exported 14.7 million tons of iron ore, which represents a 186.9% increase, as compared to 2007. Export sales increased 350% from US$218 million in 2007 to US$980 million in 2008.

     Although the world economy has been since the last quarter of 2008 affected by the side-effects from the economy meltdown, we were able to maintain and increase our iron ore sales.

     In 2008, China accounted for mostly of our iron ore sales, followed by Europe. In 2008, the Asian market (primarily China and Japan) and Europe were the primary markets for our sinter feed while Middle East was the primary market for our pellet feed.

     As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market. The iron ore market worldwide is mainly affected by price, quality, range of products offered, reliability, operating costs and shipping costs. Facing this environment we constantly seek better offer options not just for us but also for our customers.

Facilities

Steel Mill

     The Presidente Vargas steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately 4.0 square km and containing five coke batteries (three of which are currently in operation), three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, or BOF shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

     Our major operational units and corresponding effective capacities as of December 2008, including CSN LLC and Lusosider, are set forth in the following chart:

Effective Capacity

	Tons per year	Equipment in operation

Process:
Coking plant	1,680,000	3 batteries
Sintering plant	6,930,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,550,000	6 mills
Galvanizing line	2,095,000	7 lines
Electrolytic tinning line	1,190,000	7 lines

Downstream Facilities

GalvaSud

     We have a 99.99% ownership interest in GalvaSud, which produces and sells galvanized steel Galvanew®, laser-welded and pre-stamped parts for the automotive industry. GalvaSud has an annual capacity of 350,000 tons.

CSN Paraná

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

Cia. Metalic Nordeste

     We have a 99.99% ownership interest in Cia. Metalic Nordeste, or Metalic. Metalic is the only two-piece steel can producer in all Americas. It has approximately 48% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas steelworks. In addition to the production of the 350ml steel cans, in 2009 Metalic will also produce 250ml steel cans, increasing its portfolio of products and servicing the market demand for cans of different sizes.

Cia Metalúrgica Prada

     We have a 99.99% ownership interest in Companhia Metalúrgica Prada, or Prada. Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities located in the states of São Paulo, Rio Grande do Sul and Minas Gerais. Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products. Prada has important clients in the food and chemical industries, including packages of vegetables, fishes, dairy products, meat, aerosols, paints and varnishes, and other business activities. On December 30, 2008, Indústria Nacional de Aços Laminados S.A., or INAL, merged into Prada, the surviving entity. For further information on the acquisition of Prada, see “Item 4A. History and Development of the Company—Acquisitions and Dispositions.”

Companhia Siderurgica Nacional, LLC

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

Lusosider, Aços Planos, S.A.

     We own 99.94% of Lusosider, a producer of hot-dip galvanized products and cold-rolled located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240,000 tons of galvanized products and 50,000 tons of cold-rolled annually. Its main customers include service centers and tube making industries.

Indústria Nacional de Aços Laminados S.A.

     INAL is our subsidiary and a distributor of laminated steel founded in 1957. Currently, INAL is the number one in the Brazilian distribution market, with 600,000 tons per year of installed processing capacity. INAL has three steel service centers and five distribution centers strategically located in the Brazilian territory. Its main service center is located in Mogi das Cruzes between São Paulo and Rio de Janeiro. INAL has a service center located in Camaçari, in the State of Bahia, to support sales in the Northeastern and North regions of Brazil. Its product mix also includes sheets, slit coils, sections, tubes, and roofing in standard or customized format, according to client’s specifications. INAL processes all range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others. On December 30, 2008, INAL merged into our subsidiary Prada.

Mines and Mineral Reserves

     We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese on the local market.

     Except for Namisa’s mines, in which we have a 59.99% ownership interest, we own 100% of each of our mines. In addition, each mine is an “open pit” mine. See the map under “Item 4D. Property, Plant and Equipment” for the location of the mines in relation to the Presidente Vargas steelworks and for information on the reserves at our Casa de Pedra mine and resources at Engenho and Fernandinho mines.

     Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra (CSN’s property), Pires Beneficiation Plant and Fernandinho Mine (both Namisa’s property).

     The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguai Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 60.0 million tons and 21.5 million tons, respectively.

     Most of the ROM of the Pires Beneficiation Plant comes from Engenho mine (Namisa’s property), which is located at the northern border of the Casa de Pedra mine. Pires Beneficiation Plant has the capacity to process 10.3 million tons per year. From this total, 6 million tons are currently provided by the Engenho mine and the balance is purchased from third parties.

     The Fernandinho mine is located in the city of Itabirito, in the State of Minas Gerais. This unit processes crude ore purchased from third parties, which along with its own ROM, totaled 1.2 million tons of feed in 2008.

     For additional information on our mines and mineral reserves, see “Item 4D. Property, Plant and Equipment—Reserves at Casa de Pedra Mine” and “Item 4D. Property, Plant and Equipment—Resources at Fernandinho and Engenho Mines.”

Limestone and Dolomite Mine

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

Tin

     We own a tin mine and a smelter located in the State of Rondônia. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Center. The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into Mining Group (Grupamento Mineiro No. 131/92). The reserves provided were recognized by the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, Brazil’s competent authority for the reporting of ore reserves. The reserves and resources presented are “in situ.”

Electricity Distribution and Generation

Thermoelectric Co-Generation Power Plant

     We completed the construction of a 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks in December 1999. Since October 2000, the plant has provided the Presidente Vargas steelworks with approximately 60% of the electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and blown air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere.

Itá Hydroelectric Facility

     Each of Tractebel and us own 48.75%, and Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Tractebel owns directly the remaining 39.5% of the Itá hydroelectric facility.

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

     Itá has an installed capacity of 1,450 MW, with a firm guaranteed output of 668 MW, and became fully operational in March 2001.

     We and the other shareholders of ITASA have the right to take our pro rata share (proportionally to our ownership interest in the project) of Itá’s output pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Since October 2002, we have been using our entire Itá take internally.

Igarapava Hydroelectric Facility

     We own 17.9% of a consortium that built and will operate for 30 years the Igarapava hydroelectric facility. Other consortium members are CVRD, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant became full operational on December 30, 1999 with an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2008. We have been using part of our 22.8 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines, and to the Presidente Vargas steelworks. From time to time, we also sell the excess energy to the energy market.

Railways

Southeastern Railway System

     MRS has a concession to operate, through the year 2026, Brazil’s Southeastern railway system. As of December 31, 2008, we held directly and indirectly 33.27% of MRS’ total capital. The Brazilian Southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 22% of the Brazilian Southeastern railway system’s total volume. As of December 31, 2008, US$1,578 million were outstanding and payable by MRS to the Brazilian government federal agencies within the next 18 years, of which US$1,527 million are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). While we are jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

     As of December 31, 2008, we hold 84.5% of the capital stock of Transnordestina Logística S.A., a company which is jointly-controlled by us and Taquari Participações S.A. (a company controlled by the Steinbruch family) pursuant to a shareholders' agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003. Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system. The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2008, R$38.7 million was outstanding over the remaining 18-year term of the concessi on, of which R$37.7 million are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). We and the Steinbruch family are jointly and severally liable for the full payment of the outstanding amount. For more information on the merger and financings for Transnordestina, see “Item 4A. History and Development of the Company —Planned Investments—Transnordestina.”

Port Facilities

Solid Bulks Terminal

     We hold the concession to operate a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and CFM by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to unload at least 3.4 million tons of coal and coke from our suppliers through the terminal annually, as well as shipments from third parties. Among the approved investments that we announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 160 million tons of iron ore per year. For further information, see “Item 4A. History and Development of the Company —Planned Investments—Iron Ore Project.”

Container Terminal

     We own 99.99% of Sepetiba Tecon S.A., or Tecon, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2008, US$139 million of the cost of the concession remained payable over the next 18 years of the lease. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Itaguaí Port is located in the heart of Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represents more than 60% of the Brazilian gross domestic product, or GDP. The Brazilian Federal Port Agency spent US$70 million in port infrastructure projects such as expanding the maritime access channel and increasing the depth from 18.5 meters to 20 meters. In addition, significant investments are also being made by the Brazilian federal government in adding two extra lanes to the Rio Santos road, in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that will cross the Rio de Janeiro metropolitan area. Also, MRS railway is investing in an extra rail track along the way to the Itaguaí Port. These factors, combined with favorable natural conditions, like natural deep waters and low urbanization rate around port area, allow the operation of large vessels as well as highly competitive prices for all the services rendered, result in the terminal being a major hub port in Brazil. For further information on our planned investments relating to our Itaguaí CSN Logistics Platform Project, see “Item 4A. History and Development of the Company —Planned Investments—Itaguaí CSN Logistics Platform Project.”

     With new services available and the volume increase in the existing services, the terminal achieved 213,516 units handled (or 314,205 TEUs) in 2008, a 19.3% increase as compared to 2007.

     The figures show the success of investments made since 2007 in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG, cranes. These investments, along with a solid marketing and sales strategy, enabled the terminal to take the first position in market share among the four terminals of the Rio de Janeiro and Espírito Santo states, with 30% of total moves in those terminals.

     We plan to carry out new infrastructure and equipment investments in Sepetiba Tecon, as the Berth 301 Equalization and the acquisition of two new Super Post Panamax Portainers and four new RTG cranes to yard operations. These investments will burst Tecon’s capacity from 320,000 containers (or 480,000 TEUs) to 410,000 containers (or 610,000 TEUs) a year and from 2.0 million tons to 6.0 million tons a year of steel products. We intend to use this port to ship all our exports of steel products. In 2008, 82% of the steel products we exported, or 300,575 tons, were shipped from this port, as compared to 70% in 2007.

Insurance

     In view of the nature of our operations, we renewed with international reinsurance companies, for the period from February 21, 2008 to February 21, 2009, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damage and loss of profits), Container Terminal - Tecon and ERSA (loss of profits), for a total risk amount of US$9.57 billion (property damage and loss of profit) and a maximum indemnification amount, in the event of an accident, of US$750 million (R$1.3 billion) for property damage and loss of profits.

     For the period comprised from February 22, 2009 to February 19, 2010, we are negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad. We believe that we have sufficient cash in hand to cover all losses that would be covered under a US$750 million insurance policy in case of losses sufferred due to an accident with our facilities. For information on how our lack of insurance coverage may affect us, see “Item 3D—Risk Factors—Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products. We do not have insurance policies to cover losses and liabilities in connection with operational risks, and may not have sufficient insurance coverage for certain other events.”

     The risk assumptions adopted, given their nature, are not part of the scope of a financial statements audit, and, consequently, they were not examined by our independent auditors.

Blast Furnace No. 3 Claim

     On January 22, 2006 an accident involving equipment adjacent to Blast Furnace No. 3 occurred, mainly affecting the powder collecting system, and interrupted our production until the end of the first half of that year.

     The amount of the Company’s insurance policy for loss of profits and equipment, effective on the date of the claim, was capped at US$750 million, which our management deemed sufficient to recover all losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies.

     On December 12, 2008, we and reinsurance companies concluded the discussions on the claim filed in 2006 for the accident at Blast Furnace No. 3. The indemnification amount was established at US$520 million. As a result, reinsurance companies paid us the remaining balance of US$160 million. For further information, see Note 4 to our consolidated financial statements included in “Item 18. Financial Statements.”

Intellectual Property

     We have several technical cooperation agreements with universities and research institutes in order to provide us with special technical reports, assistance and advice related to specific products and processes. Moreover, we have several pending patent applications, in addition to several patents approved by, the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI.

Competition in the Steel Industry

     Both the worldwide and the Brazilian steel markets are intensely competitive. The primary competitive factors in these markets include quality, price, payment terms and customer service. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics, glass and concrete that permit them to substitute steel for certain purposes.

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

The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2006		2007		2008

	Ranking	Production	Ranking	Production	Ranking	Production

		(In million tons)		(In million tons)		(In million tons)
Gerdau(2)	2	7.7	2	8.1	1	8.7
Usiminas(1)	1	8.8	1	8.7	2	8.0
ArcelorMittal Tubarão(4)	3	5.1	3	5.7	3	6.2
CSN(3)	5	3.5	4	5.3	4	5.0
ArcelorMittal Aços Longos	4	3.6	5	3.7	5	3.5
Others		2.2		2.2		2.3

Total		30.9		33.7		33.7

Source: IBS

(1) Since 1999, Usiminas has had a majority stake in Cosipa, and the companies have acted as a group. In 2005, Cosipa was merged into Usiminas. Data from Cosipa have been merged data from Usiminas.
(2) Data from Aços Villares have been merged into data from Gerdau.
(3) In 2006, CSN’s production was negatively affected by an accident of its biggest blast furnace. Since the second half of that year, CSN has been operating at its full capacity.

(4) In 2005, Arcelor S.A. accomplished a shareholder restructuring of its companies in Brazil, resulting in a consolidation of its stakes on CST, Belgo and Vega do Sul in a new company called Arcelor Brasil.

Competitive Position — Global

     During 2008, Brazil retained its place as the largest producer of crude steel in the Latin America, with a production output of 33.7 million tons and a 2.6% share of total world production, according to data from IBS. In 2008, Brazil was the ninth world’s steel producer, accounting for approximately two-thirds of total production in Latin America, approximately twice the size of Mexico’s and approximately one-third of U.S. steel production, according to data from the World Steel Association, or WSA. Brazilian exports in 2008 reached 8.2 million tons of finished and semi-finished steel products.

     We compete on a global basis with the world’s leading steel manufacturers. We have positioned ourselves in the world market with a product mix characterized by high margin and strong demand, such as, tin mill and galvanized. We have relatively low-cost and sufficient availability of labor and energy, and own high-grade iron ore reserves that we believe more than meet our production needs. These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship. Shipping costs, while helping to protect our domestic market, put pressure on our export price. To maintain our position in the world steel market in light of the highly competitive international environment with respect to price, our product quality and customer service must be maintained at a high level. We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas. See “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Proceedings Related to Protectionist Measures” for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages of the Brazilian Steel Industry

     Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. Nevertheless, Brazil’s products have lost partially their competitiveness, mainly due to the appreciation of the real against the U.S. dollar since the beginning of 2006, which resulted in the increase of the price of our products. During the second half of 2008, the real significantly devaluated against the U.S. dollar, restoring our price advantage. This competitive advantage, however, was not sufficient to compensate for the effects of the financial crisis and weak demand. Despite all these factors, we believe Brazil’s average cost of steel production is one of the lowest in the world.

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

     Competition from greenfield projects of new market entrants would be discouraged by existing participant’s ties to sources of raw materials and well-established distribution networks. In the last years, several foreign competitors announced their intention to undertake greenfield projects in Brazil. To date, some of these competitors have cancelled or postponed their projects, while others continue to evaluate the feasibility of such projects, in particular due to the 2008 financial crisis which significantly impacted demand, prices and credit availability. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

Government Regulation and Other Legal Matters

Environmental Regulation

     Promoting responsible environmental and social management is part of our business. We prioritize processes and equipments that offer the most modern and reliable technologies on environmental risks monitoring and control. We operate a corporate environmental department managed under an Environmental Management System, or EMS, compliant with ISO 14001:2004 requirements. In addition, we have a factory committee for environmental management composed of professionals from all departments of CSN’s main steelworks. This factory committee usually meets every week to discuss any problem and to identify risks and aspects of the operations in which the group can act pro-actively, in order to prevent possible environmental harm.

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

     The Brazilian Federal Constitution gives both the federal and state governments power to enact environmental protection laws and issue regulations under such laws. In addition, we are subject to municipal environmental laws and regulations. While the Brazilian government has power to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level complemented by a current process of regulations reviews and new propositions at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas steelworks is located, are plant-specific. Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have operating permits.

     In 2008, we requested and obtained several emissions permits and renewals of environmental permits, both for current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics, including: (i) the expansion of the Casa de Pedra mine; (ii) the expansion of the Presidente Vargas steelworks; (iii) the expansion of the Solid Bulks Terminal of Itaguaí Port, in the State of Rio de Janeiro, or TECAR, aiming at exports of iron ore; and (iv) the construction of a cement mill at Volta Redonda.

Environmental Expenditures and Claims

     Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of US$109.0 million in 2006, US$144.9 million in 2007 and US$180.0 million in 2008.

     Our investments in environmental projects during 2008 were related mainly to: (i) operations and maintenance of environmental control equipments; (ii) development of environmental studies for permit applications and (iii) studies monitoring and remediation of environmental liabilities due to prior operations, mainly before our privatization. From a total of US$180.0 million spent in 2008, US$61.8 million constituted capital expenditures and US$118.2 million constituted operational expenditures.

     Our main environmental claims on December 31, 2008 were associated with cleaning-up obligations at former coal mines decommissioned in 1989; legal environmental compensation projected for new projects at the States of Minas Gerais and Rio de Janeiro; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. We did not include in the accruals any environmental liabilities related to ERSA, as they were born by its former owner.

     We reserve an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. We record provisions for all environmental liabilities and obligations of which we are formally notified by competent judicial and administrative authorities. As of December 31, 2008, we had provisions for environmental liabilities in the total amount of US$30.5 million (R$71.3 million), as compared to US$31.2 million as of December 31, 2007, which our management and legal advisors consider sufficient to cover all probable losses. For further information, see Note 17(b) to our consolidated financial statements included in “Item 18. Financial Statements.”

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

Antitrust Regulation

     We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law No. 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law, the Secretaria de Direito Econômico of Brazil’s Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the CADE determines companies have acted collusively to raise prices, it has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public projects. In addition, CADE has the authority to dissolve mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

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

     Below are summaries of the protectionist measures to which our exports are subject. The widespread adoption of protectionist measures, even if by countries that have not been important markets for us, might nevertheless adversely impact the international markets for our products.

United States

Anti-dumping and Countervailing Duties. In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries. In February 1999, the U.S. Department of Commerce, or DOC, reached a preliminary determination on the anti-dumping and countervailing duties margins. We were found to have preliminary margins of 50.66% for anti-dumping, and of 6.62% % for countervailing duties. In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC. In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27% . Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the countervailing duties investigation, which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, countervailing duties of 6.35% became effective in September 2004, to be applied to imports of hot-rolled products from Brazil. In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margin of dumping from the DOC. Final determination was issued in October 2005 and the “zero” margin of dumping preliminarly found by the DOC was confirmed.

     Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the International Trade Commission and the DOC, through the Import Administration- I.A., that was initiated in May 2004. Final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders until May 12, 2010.

     In October 2005, the DOC initiated an administrative review of the investigation of subsidies and countervailing duties involving hot-rolled products. As the petitioners gave up on their participation in the review, it was terminated by the DOC in February 2006. Since the countervailing duties refer to subsidies related to the privatization period, and the depreciation period was fixed in fifteen years by the investigation, by the time the next expiry review is held by the International Trade Commission, in 2010, the effects of the subsidies involved will have been terminated, and therefore, the imposition of the countervailing duties might be discontinued.

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

     In December 2005, the Canadian International Trade Tribunal, or CITT, initiated an expiry review of hot-rolled products, in which we participated. A final determination was issued in August 2006, determining the continuation of the anti-dumping order for hot-rolled products. As a result, exports of our hot–rolled products to Canada are subject to anti-dumping duties of 77%.

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

     In June 2006, Argentina published resolution No. 412/2006 terminating the anti-dumping investigation for hot-rolled products from Brazil, Russia and Ukraine, determining to Brazil the margin of 147.95% . The application of anti-dumping duties was replaced by a suspension agreement set forth in that same resolution, valid for five years from its publication, on June 6, 2006.

Overview of Steel Industry

World Steel Industry

     The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, characterized by the method used for producing steel. Integrated plants, which accounted for approximately 66% of worldwide crude steel production in 2008, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 34% of worldwide crude steel production in 2008, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini- mills.

     Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1990 through 2005, total global crude steel production ranged between approximately 770 million and 1.1 billion tons per year. In 2007, it reached 1.34 billion tons, representing a 7.5% increase as compared to 2006. In 2008, global crude steel production decreased 1.2% as compared to 2007, and reached 1.33 billion tons.

     China became the first country ever to produce more than 500 million tons of crude steel in one year. China’s crude steel production in 2008 reached 500 million tons, an increase of 2.6% as compared to 2007. Production volume in China has more than doubled in five years, from 222 million tons in 2002. China’s share of world steel production continued to grow in 2008, reaching 38% of world total crude steel.

     Asia produced 750 million tons of crude steel in 2008, representing 58% of world total steel production and an increase of 1.9% as compared to 2007. South Korea and India recorded increases in steel production of 3.8% and 3.7%, respectively, in 2008. Overall, steel production declined in Europe, North America, South America and Commonwealth of Independent States in 2008.

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

A Privatized Industry

     During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi autonomous companies under the control of Siderbrás and were each individually privatized between 1991 and 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance, as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and an increase in investment.

Domestic Demand

     Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 141 kilograms in 2008, which is considered low when compared to levels in developed countries such as the United States, where the per capita crude steel consumption in 2007 was of 373 kilograms, and Germany, where the consumption was of 558 kilograms.

     From 2005 to 2007, despite a good global conjuncture, the Brazilian economy exhibited an average growth GDP of 4.5% . Since September 2008, overall global economy activity has slowed significantly, which impacted our fourth quarter results. Domestic steel sales in 2007 and 2008 were 22 million tons and 24 million tons, respectively.

     The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. Vehicles production increased regularly in the past years, until September 2008, when the effects the 2008 of financial crisis grew in size and scope. In spite of the slowdown in automobile production, market data indicates a recovery in car sales since the beginning of 2009.

Market Participants

     According to IBS, the Brazilian steel industry is composed of 26 mills managed by 8 corporate groups, with an installed annual capacity of approximately 41 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For information on the production by the largest Brazilian steel companies for the years ended December 2006, 2007 and 2008, see “Item 4B. Business Overview—Competition—Competition in the Brazilian Steel Industry.”

Capacity Utilization

     Total Brazilian nominal capacity in 2008 was estimated at 41.5 million tons, as compared to 38.8 million tons in 2007. The Brazilian steel industry operated at approximately 81% of nominal crude steel capacity during 2008, as compared to 82% in 2007.

Exports/Imports

     Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of semi-finished steel products reached 5.1 million tons in 2007 and 5.7 million tons in 2008, which represented 49% and 62% of total steel exports for each period, respectively.

     In 2008, Brazilian steel exports totaled 9.2 million tons, representing 30% of total Brazilian steel sales (domestic plus exports) and accounting for US$ 8.0 billion in export earnings for Brazil in 2008. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2008, supply totaled 33.8 million tons, as compared to apparent consumption of 24.0 million tons.

     Brazil also enjoys a diversified steel export market. In 2008, export sales were made to over 120 countries. North America and South America were Brazil’s main export markets, accounting for 14% and 30%, respectively, of all Brazilian steel exports in such year. United States was the main destination, representing 13% of total exports. The European Union was responsible for 12% of the Brazilian steel exports in 2008, while Asia, Africa and the Middle East were responsible for 44%. The ten largest markets, taken together, accounted for 77% of Brazil’s steel exports in 2008. See also “Item 4B. Business Overview—Competition.”

     As a result, Brazil is a negligible importer of foreign steel products. Steel imports were 2.7 million tons, or 11% of apparent domestic consumption in 2008, as compared to 1.6 million tons, or 7.3% in 2007, according to IBS.

4C. Organizational Structure

     We do business directly and through subsidiaries. For more information on our organizational structure, see Note 1(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

4D. Property, Plant and Equipment

     Our principal executive offices are located in the city of São Paulo, the State of São Paulo at Avenida Faria Lima, 3,400, 20th floor (telephone number 55-11-3049-7100), and our main production operations are located in the city of Volta Redonda, in the State of Rio de Janeiro, located approximately 120 km from the city of Rio de Janeiro. Presidente Vargas steelworks, our steel mill, is an integrated facility covering approximately 4.0 square km and located in the city of Volta Redonda in the State of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the State of Minas Gerais, which borders the State of Rio de Janeiro to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our property as of December 31, 2008.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas steelworks	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	None

GalvaSud	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(1)(2)

Araucária, State of Paraná
CSN Paraná		0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	None

Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	mortgage(3)

Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km; MG – 0.02 square km;	steel can manufacturer	1 billion cans per year	owned	None

CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	None

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	None

Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	None

Casa de Pedra mine	Congonhas, State of Minas Gerais	44.57 square km	iron ore mine	60.0 Mtpy (4)	owned (7)	None

Engenho mine	Congonhas, State of Minas Gerais	2.87 square km	iron ore mine	5.0 Mtpy	concession	None

Fernandinho mine	Itabirito, State of Minas Gerais	1.84 square km	iron ore mine	2.0 Mtpy	concession	None

Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 Mtpy	concession	None
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	1,800 tons	concession	None
Thermoelectric co- generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	238 MW	owned	None

Itá	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	None

Igarapava	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	None

Southeastern Railway System (5)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	None

Transnordestina	Northern and northeastern regions of Brazil	4,238 km of tracks	railway	--	concession	None

TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	raw materials	4 Mtpy	concession	None

Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	2 Mtpy	concession	None

Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(6)/ /Collateral / mortgage(2)

Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(6)/ Collateral

Land	State of Minas Gerais	29.09 square km	undeveloped	--	owned	None

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
(4)      Information on equipment fleet installed annual ROM capacity. For information on installed annual production of products capacity, and information on mineral resources at our  Casa de Pedra mine, see “—Reserves at Casa de Pedra Mine” and table under “—Casa de Pedra Mine” below.
(5)      We indirectly hold the concession through MRS.
(6)      Pledged pursuant to various legal proceedings, mainly related to tax claims.
(7)      Based on the Manifesto de Mina. See, “Item 4A. History and Development of the Company—Government Regulation and Other Legal Matters—Mining Concessions.”

     For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4A. History and Development of the Company —Planned Investments.”

     The map above shows the locations of the Presidente Vargas steelworks, the CSN Paraná, Prada, GalvaSud, Metalic, Lusosider, ERSA and CSN LLC facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an ownership interest, and the main port used by us to export steel products and import coal and coke, as well as the main raiway connetions.

Our Mines

Casa de Pedra Mine

Location, Access and Operation

     Casa de Pedra mine is an open pit mine located next to the city of Congonhas in the State of Minas Gerais, Brazil, approximately 80 km South of Belo Horizonte and 360 km North of Rio de Janeiro. The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

     Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle region (Quadrilátero Ferrífero), which is located in the central part of the State of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions for the last 50 years.

     Ore is currently excavated by a fleet composed of Marion 191M electric shovels, P&H 1900AL electric shovels, PC 5500 Demag hydraulic shovels, wheel loaders (different brands) and then hauled by a fleet of Terex TMT3300AC (150 tons), Komatsu Dresser 510E (150 tons), Caterpillar CAT793 (240 tons) and Terex Unit Rig (240 tons). Unit numbers may vary over time, depending on demand.

     Casa de Pedra mine is wholly-owned by us and accounts for all our iron ore supply, producing lump ore, sinter feed and pellet feed fines with high iron content.

The maps below illustrate the location of our Casa de Pedra mine:

Mining Rights and Ownership

     Our mining rights for the Casa de Pedra mine include the mine, beneficiation plant, roads, loading yard and railway branch and are duly registered with the National Department of Mineral Production (Departamento Nacional da Produção Mineral). We have also been granted by the National Department of Mineral Production easements in 15 mine areas located in the surrounding region, which are not currently part of the Casa de Pedra mine, and hold title to all our proved and probable reserves.

     In addition, we have obtained and are in compliance with all licenses and authorizations for our operations and projects at Casa de Pedra mine.

     The Casa de Pedra ore reserves are subject to mining lease restrictions, which were duly addressed in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de de Pedra and were properly accounted for by the CSN mine planning department.

     For information on our title to the Casa de Pedra mine, see “—Government Regulation and Other Legal Matters—Mining Concessions.”

Mineral Reserves

     We have concluded an extensive, multi-year study of our iron ore reserves at Casa de Pedra. The study consisted of three phases. Phase one, which was completed in 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits. Phase two, which was completed in early 2003, covered the other iron ore deposits at Casa de Pedra site. Phase three started in 2005 and involved a complete revaluation of our mineral reserves at Casa de Pedra.

     We conducted extensive work throughout 2006 to document and classify all information related to both the current and future operations of the Casa de Pedra mine.

     In 2006, we hired Golder Associates S.A., or Golder, to undertake an audit of the Casa de Pedra iron ore reserves. Golder carried out a full analysis of all available information and has independently validated our reported reserves.

     Golder accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 1,631 million tons of iron ore (as of December 31 2006) at a grade of 47.79% Fe and 26.63% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 444 million tons, reported on an appraisal report prepared in 2003.

     We are extending our drilling campaign with additional 10,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. When this drilling campaign is concluded, we intend to run a new program of ore reserve audit.

Fernandinho and Engenho Mines

Location, Access and Operation

     The Engenho mine is located at the Southwestern region of the Iron Ore Quadrangle, 60 km South of the city of Belo Horizonte. Access to the Engenho mine can only be obtained through internal roads from our Casa de Pedra mine, which may be accessed from the cities of Belo Horizonte or Congonhas through mostly paved roads.

The maps below illustrate the location of our Engenho mine:

     Fernandinho mine is located in the municipality of Itabirito, Minas Gerais State. This town is located in the Middle-East region of Minas Gerais State and approximately 43 km from the city of Belo Horizonte. Access to our Fernandinho mine is made directly from federal highway BR-040.

The maps below illustrate the location of our Fernandinho mine:

Mining Rights and Ownership

     For information on our title to the Fernandinho and Engenho mines, see “—Government Regulation and Other Legal Matters—Mining Concessions.”

Mineral Reserves

     An initial study was conducted at Fernandinho and Engenho mines to define the geological resources and final pits. We are extending our drilling campaign with additional 10,000 meters at both mines this year to increase and improve our knowledge about the iron ore deposits at these mines. We expect that, as soon this drilling campaign is concluded and a new model and final pit is finished, this reserve could be audited and incorporated at our mineral deposits.

     The following table sets forth the type of each of our mines, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest

Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2041	100
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2041	60
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2030	60

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2052	100

Tin:
(Itapoã do Oeste, Rondônia)	Open pit	1950	-	100

     The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve study. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates.

	MINERAL RESOURCES – As of December 31, 2008
						Mineral Deposits
	Proven and Probable Reserves(1)					Resources(2)

					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	1,075	514	47.79% Fe	Itabirite (79%)	943	8,344
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		861
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		583
Total Iron:	1,075	514			943	9,788

Limestone and Dolomite:	Proven(6)	Probable(7)

Bocaina			49.4%CaO	Limestone (86%)
(Arcos, Minas Gerais)	130.3	46.6	3.78%MgO	Dolomite (14%)	173.0	1,197

	Proven+Probable Reserves(Mm3)				Recoverable Product[5]	Resources (Mm3)
					(in tons)	(in million cubic meters)

Tin
(Itapoã do Oeste,				Paleo valley and
Rondônia)	41.33			shallow	24,066	95.87
__________________

(1)      Reserves means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
(2)      Includes inferred tonnages.
(3)      Represents ROM material.
(4)      Grade is the proportion of metal or mineral present in ore or any other host material.
(5)      Represents total product tonnage after mining and processing losses.
(6)      Means reserves for which: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.
(7)      Means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measure) reserves, is high enough to assume continuity between points of observation.

Item 4A. Unresolved Staff Comments

     The SEC has advised us that it has reviewed our amended Annual report on Form 20-F/A for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 included therein, filed with the SEC on April 27, 2006. Based on its review of that document, the SEC provided us with comments and questions. The unresolved staff comments are related to the accounting treatment of our accruals for disputed taxes payable that relates to certain tax liabilities for which we are disputing payment and the use of certain tax credits to offset such tax liabilities. Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F with respect to those or other issues. The company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 included in “Item 18. Financial Statements.” Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

5A. Operating Results

Overview

The primary factors affecting our results of operations include:

  the cyclical dynamics of supply and demand for steel products both inside and outside Brazil, including the prices for such products;
  the mix of products sold by us (between domestic and export sales and between lower value-added and higher value-added products);
  our production costs; and
  Brazilian economic conditions generally, including inflation, changes in interest rates and changes in the real exchange rate against other currencies, particularly the U.S. dollar.

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

     The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2006	2007	2008

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production(1)	23,504	25,850	24,692
Apparent Consumption	18,533	22,041	24,047
Hot-Rolled Coils and Sheets
Production	4,074	4,326	3,924
Apparent Consumption	2,822	3,354	3,481
Cold-Rolled Coils and Sheets
Production	3,227	3,412	3,038
Apparent Consumption(1)	2,526	2,900	2,849
Galvanized Sheets
Production(1)	2,293	2,459	2,343
Apparent Consumption(1)	1,879	2,154	2,478
Tin Mill
Production(1)	828	932	724
Apparent Consumption(1)	655	640	623
Global Market (in millions of tons)
Crude Steel Production	1,244	1,344	1,330
Demand	1,113	1,202	1,170
___________
Source: IBS and International Iron and Steel Institute, or IISI.

Product Mix and Prices

     Sales trends in both the domestic and export markets are forecasted monthly based on historical data of the preceding months. CSN uses its own information system to remain current on market developments so that it can respond swiftly to fluctuations in demand.

      CSN considers its flexibility in shifting between markets, and its ability to monitor and optimize inventory levels in light of changing demand, as key to its success.

     We also have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized and tin plate products. Galvanized products are directed at the automotive, construction and home appliance industries. Tin plate products are used by the steel packaging market.

     The international steel price increases that occurred throughout 2007 and the first three quarters of 2008 have unwound with unprecedented speed in the last quarter of 2008 due to the global financial crisis, resetting international steel prices to early 2007 levels.

     On the domestic market, throughout 2008, CSN introduced three price increases, giving the following total percentages: hot-rolled products, 50%; cold-rolled products, 38%; galvanized products, 27% and tin plate products, 12%.

Sales Volume and Net Operating Revenues by Steel Products and Markets

     The following table sets forth our steel product sales volume and net operating revenues by product and market.

	Sales Volume

	Tons			% of Sales Volume

				In Market			Total

	2006	2007	2008	2006	2007	2008	2006	2007	2008

	(In thousands of tons)					(In percentages)
Domestic
Sales
Slabs	46	84	78	2	2	2	1	2	2
Hot-rolled	1,003	1,535	1,746	35	43	42	22	28	36
Cold-rolled	439	557	685	16	15	16	10	10	14
Galvanized	736	873	1,088	26	24	26	17	16	22
Tin Mill	594	565	561	21	16	14	14	11	11

Sub-total	2,818	3,614	4,158	100	100	100	64	67	85

Export sales
Slabs	120	310	32	8	18	4	3	6	1
Hot-rolled	289	93	34	19	5	5	7	2	1
Cold-rolled	142	182	32	9	10	4	3	3	1
Galvanized	759	809	464	48	46	63	17	15	9
Tin Mill	256	370	172	16	21	24	6	7	3

Sub-total	1,566	1,764	733	100	100	100	36	33	15

Total	4,384	5,378	4,891				100	100	100

Total Sales
Slabs	166	394	110				4	8	2
Hot-rolled	1,292	1,627	1,780				29	30	36
Cold-rolled	581	740	717				13	13	15
Galvanized	1,495	1,682	1,552				34	31	32
Tin Mill	850	935	733				20	18	15

Total	4,384	5,378	4,891				100	100	100

The following table sets forth our steel product net revenues by product and market.

	Net Operating Revenues(1)

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2006	2007	2008	2006	2007	2008	2006	2007	2008

	(In millions of US$)					(In percentages)
Domestic
Sales
Slabs	14	33	47	1	1	1	-	1	1
Hot-rolled	618	1,170	1,740	26	33	35	17	24	30
Cold-rolled	322	499	757	14	14	15	9	10	13
Galvanized	713	1,097	1,583	30	31	32	20	22	28
Tin Mill	716	754	862	29	21	17	20	15	15

Sub-total	2,383	3,553	4,989	100	100	100	66	72	87

Export sales
Slabs	43	154	20	4	11	2	1	3	-
Hot-rolled	168	62	23	14	4	3	5	1	-
Cold-rolled	93	124	24	8	9	3	3	3	-
Galvanized	659	716	491	55	51	65	18	14	9
Tin Mill	243	351	203	19	25	27	7	7	4

Sub-total	1,206	1,407	761	100	100	100	34	28	13

Total	3,589	4,960	5,750				100	100	100

Total Sales
Slabs	57	187	67				1	4	1
Hot-rolled	786	1,232	1,763				22	25	30
Cold-rolled	415	623	781				12	13	14
Galvanized	1,372	1,813	2,074				38	36	36
Tin Mill	959	1,105	1,065				27	22	19

Total	3,589	4,960	5,750				100	100	100

(1)      Net operating revenues do not include revenues from non-steel products, principally iron ore, by-products, services and electric energy, which amounted to US$257 million, US$557 million and US$1,437 million in 2006, 2007 and 2008, respectively.
Net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.

Brazilian Economic Environment

     As a company with the vast majority of its operations currently in Brazil, we are affected by the general economic conditions of Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     In the second half of 2008, the Brazilian economy began to reflect the effects of the global financial markets and economic crisis, with slower GDP growth, a weakening real, increasing unemployment rates, decreasing liquidity and reduced consumer spending. This led to a slow down in overall industrial production.

The following table shows certain Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2006	2007	2008

GDP growth	4.0%	5.7%	5.1%
Inflation (IPCA)(1)	3.2%	4.5%	5.9%
Inflation (IGP-M)(2)	3.8%	7.7%	9.8%
CDI(3)	15.1%	11.7%	12.4%
Appreciation (depreciation) of the real against the U.S. dollar	8.7%	17.2%	-32.0%
Exchange rate at end of period (US$1.00)	R$2.138	R$1.771	R$2.337
Average exchange rate (US$1.00)	R$2.177	R$1.948	R$1.837
________________________
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and Bloomberg.
(1)The IPCA is a consumer price index measured by the IBGE.
(2)The IGP-M is the general market price index measured by the Fundação Getúlio Vargas.
(3)The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

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

     The appreciation of the real against the U.S. dollar has the following effects on our results of operations expressed in US dollars:

  domestic revenues tend to be higher (in comparison with prior years)and this effect is magnified to the extent that we sell more products than usual in the domestic markets;
  the impact of real-denominated costs of products sold and operating costs tends to be higher; and
  financial income is higher to the extent the exposure to dollar-denominated debt has not been protected.

     The impact during the three years ending December 31, 2008 of fluctuations in the real exchange rate against other currencies on our results of operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

     Inflation rates in Brazil have been significantly volatile in the past, although they have stabilized in recent years. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008. These increases in inflation are largely a result of the expansion in agriculture and commodity prices and the appreciation of the U.S. dollar against the real.

     Inflation affects our financial performance by increasing some of our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. In addition, some of our real-denominated debt are indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes, so that inflation results in increases in our financial expenses and debt service obligations. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

The table below shows the Brazilian general price inflation and the CDI for the periods shown.

	Year ended December 31,

	2006	2007	2008

Inflation (IGP-M) (1)	3.8%	7.7%	9.8%
CDI (2)	15.1%	11.7%	12.4%
_______________
Source: Fundação Getúlio Vargas, or FGV, and Bloomberg.
(1)The IGP-M inflation is the general market price index measured by the FGV.
(2)The CDI rate is the average rate for interbank deposits made during the day in Brazil (accumulated for the month of the end of the period and annualized.)

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

Valuation of long-lived assets, intangible assets and goodwill

     Under U.S. GAAP, in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

     We test goodwill for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill be tested for impairment at the “reporting-unit” level (Reporting Unit) at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Goodwill is tested for impairment annually in December in a two-step process. First, we determine if the carrying amount of our Reporting Unit exceeds the “fair value” of the Reporting Unit, which would indicate that goodwill may be impaired. If we determine that goodwill may he impaired, we then compare the “implied fair value” of the goodwill, as defined by SFAS 142, to our carrying amount to determine if there is an impairment loss. We do not have any goodwill that we consider to be impaired.

Depreciation and amortization

     Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings - 25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in the depreciation rate existing at December 31, 2008. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$39 million in the year of the change.

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

     The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 15 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and generally affect our recognized expenses and recorded obligations in such future periods.

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

     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1,2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

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

Contingencies and disputed taxes

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. See “Item 5A. Operating Results—Results of Operations—2008 Compared to 2007—Disputed Taxes Payable” and “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further information on the judicial and administrative proceedings in which we are involved.

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

Changes on Disclosure of Financial Statements

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of Brazilian Corporate Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Committee for Accounting Rules (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the São Paulo Stock Exchange (BM&FBovespa S.A.– Bolsa de Valores, Mercadorias e Futuros), or the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank, to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

     For a description on the recently issued accounting pronouncements, see Note 3 to our consolidated financial statements contained in “Item 18. Financial Statements".

Results of Operations

     For purposes of comparison, the following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2006, 2007 and 2008 and the percentage change in each of these items from 2006 to 2007 and from 2007 to 2008:

	Year Ended December 31,			Increase (Decrease)

	2006	2007	2008	2007/2006	2008/2007

				%	%
Operating revenues
Domestic sales	3,550	5,283	7,377	48.8	39.6
Export sales	1,263	1,695	1,830	34.2	8.0

Total	4,813	6,978	9,207	45.0	31.9
Sales Taxes	(899)	(1,305)	(1,835)	45.2	40.6

Discounts, returns and allowances	(68)	(156)	(185)	129.4	18.6

Net operating revenues	3,846	5,517	7,187	43.4	30.3
Cost of products sold	(2,102)	(3,076)	(3,576)	46.3	16.2

Gross profit	1,744	2,441	3,611	40.0	47.9
Operating expenses
Selling	(167)	(310)	(412)	85.6	32.9
General and administrative	(148)	(185)	(219)	25.0	18.4
Other income (expense)	(149)	(85)	(136)	(43.0)	60.0

Operating income	1,280	1,861	2,844	45.4	52.8
Non-operating income (expenses), net
Financial income (expenses), net	(533)	(219)	(380)	(58.9)	73.5
Foreign exchange and monetary gain (loss), net	218	438	(1,265)	100.9	(388.8)
Gain on dilution of interest in subsidiary	-	-	1,667	-	-
Other, net	22	81	75	268.2	(7.4)

Income before income taxes and equity in results of affiliated companies	987	2,161	2,941	118.9	36.1
Income tax	(296)	(534)	(414)	80.4	(22.5)
Current	(198)	(619)	(615)	212.6	(0.6)
Deferred	(98)	85	201	(186.7)	136.5

Equity in results of affiliated companies	58	76	127	31.0	67.1

Net income	749	1,703	2,654	127.4	55.8

Year 2008 Compared to Year 2007

Operating Revenues

     Our operating revenues increased by 31.9%, from US$6,978 million in 2007 to US$9,207 million in 2008, as a result of the following combined effects: (i) sucessive steel price hikes along the year in the Brazilian market, (ii) a better sales mix concentration, and (iii) a larger share of the mining segment as a percentage of our total revenues, which benefits from higher iron prices in the international market.

     We recorded annual steel sales volume of 4,891 million tons in 2008, representing a decrease from 5,378 million tons in 2007, and annual iron-ore sales of 18.5 million tons in 2008, excluding own consumption, a Company record. In 2007, we recorded annual iron-ore sales of 10.5 million tons.

     The strong performance of the Brazilian steel sector in the first ten months of 2008 evidenced a 9% increase on our domestic sales as compared to 2007, as a result mainly of a strong demand for steel products and successive price increases. In November 2008, however, the global financial crisis affected our customers and demand for our products decreased abruptly. According to IBS, crude steel production remained flat over 2007 at 33 million tons.

Domestic Sales

     Our annual domestic sales volume increased 15% from 3,614 million tons in 2007 to 4,158 million tons in 2008, in line with our strategy of prioritizing the Brazilian market, where we have historically generated higher profit margins.

     According to IBS, we recorded an average steel market share of 39% in 2008 in terms of volume, as compared to the 34% market share recorded during the previous year. As for the product mix, once again high value-added products such as galvanized, galvalume and tin plate accounted for approximately 40% of total domestic volume in 2008

     Domestic prices were adjusted three times in March, May and July of 2008, amounting to the following increases: 50% for hot-rolled, 38% for cold-rolled, 27% for galvanized and 12% for tin plate.

     In the domestic market, our operating revenues increased by 39.6%, from US$5,283 million in 2007 to US$7,377 million in 2008, as a result of the combined effect described above.

     Annual iron-ore sales, excluding own consumption, reached 18.5 million tons in 2008, an all-time record for the Company, with domestic sales accounting for 3.9 million ton, or 21% of the total.

Export Sales

     The year 2008 was marked by a slowing global demand for steel products, and exceptionally volatile prices for metals and other commodities.

     In 2008 we exported 733,000 tons of steel products, representing a 58.4% decrease as compared to the exported volume recorded in 2007. Our iron-ore sales exports volume increased 186.9% from 5.1 million tons in 2007 to 14.7 million tons in 2008.

     Operating revenues from our exports increased 8.0% from US$1,695 million in 2007 to US$1,830 million in 2008, as previously explained.

     The main effects the slowing global demand for steel products are explained below, by each international market.

     USA

     Given the U.S. economy, which had been showing signs of weakening since the end of 2007, the steel demand fell by 25% in 2008. Lack of credit and consumer confidence had a direct impact on the destocking of steel products and distributors inventories began to fall slightly as of September 2008.

     Despite this reduction in inventory, however, prices continued to fall and hot-rolled coils closed the year at around US$540 per ton, 12% below the average prices recorded in the last 5 years.

     Industry capacity use also felt the effects of the downturn, falling from 90% in mid-year to 50% at the end of 2008, as the industry sought to balance domestic market supply by cutting back on production. Only 9 out of the 30 blast furnaces in the United States were operating by the end of 2007.

     According to the International Iron and Steel Institute, or IISI, U.S. steel production totaled 91 million tons in 2008, representing a decrease of 7.31% as compared to 2007.

     Europe

     The 2008 financial crisis spread through Europe in September and rapidly struck the steel sector. Auto production fell steadily throughout the year, reducing steel demand in the second half of 2008.

     In order to prevent a price collapse, European producers cut output by 35%. Nevertheless, inventories remained high and there was additional pressure from imports, and prices reached their lowest levels at the beginning of 2009.

     With the recent reduction in freight charges, imported steel became more competitive than the local product at the end of the year. Transport costs, which had peaked at $130 per ton by mid 2008, closed at just $10 per ton on December 2008, favoring imports, especially from China.

     Asia

     According to CRU Analysis, steel plate demand levels in China, which had been recording double-digit growth for some time, was in decline in the last two months of 2008 and it is estimated that the annual steel consumption must have fallen by 17% due to dwindling demand in both the domestic and international markets.

     Nevertheless, IISI figures show that Chinese steel production edged up by 1.7% in 2008 to more than 500 million tons. In Japan, however, it contracted by 1.2% to 118 million tons.

Sales Taxes

     Our deductions from operating revenues consist of sales taxes the Social Integration Tax Program (Programa de Integração Social), or PIS, the Social Security Financing Tax (Contribuição para o Financiamento da Seguridade Social), or COFINS, the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, and Tax on Services (Imposto sobre Serviços), or ISS, and the ICMS tax. Sales taxes increased by 41%, from US$1,305 million in 2007 to US$1,835 million in 2008. This increase is explained by the substantial increase on sales in the domestic market, in line with our strategy of prioritizing the Brazilian market.

Discounts, returns and allowances

     Discounts, returns and allowances are also deducted from our operating revenues. Although discounts, deductions and allowances increased by 18.6%, from US$156 million in 2007 to US$185 million in 2008, they remained stable when compared to our gross operating revenues. These discounts, returns and allowances were made in the ordinary course of our business.

Net Operating Revenues

     Net operating revenues increased by 30.3%, from US$5,517 million in 2007 to US$7,187 million in 2008, mainly due to the 31.9% increase in operating revenues, whereas sales deductions experienced an increase of 38.3% . Sales deductions, as a percentage of operating revenues, were 20.9% in 2007 and 21.9% in 2008.

Cost of Products Sold

     The following table sets forth our production costs, the production costs per ton of crude steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and coke which we import and some metals (such as zinc, aluminum and tin), whose domestic prices are linked to international prices, our costs of production are mostly denominated in reais. The devaluation of the Brazilian real causes U.S. dollar-denominated or U.S. dollar-linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real-denominated production costs to increase as a percentage of total production costs.

	Year Ended December, 31

		2006			2007			2008

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	66,174	14.92	3.2	130,712	24.65	5.7	150,716	29.55	5.1
Coal	348,264	78.52	16.9	421,996	79.59	18.4	613,774	120.35	20.8
Coke	36,048	8.13	1.7	63,994	12.07	2.8	232,151	45.52	7.9
Metals	165,020	37.20	8.0	242,987	45.83	10.6	147,934	29.01	5.0
Outsourced Hot Coils	30,712	6.92	1.5	955	0.18	0.0	84,726	16.61	2.9
Outsourced Slabs	389,095	87.72	18.9	11,052	2.08	0.5	174,073	34.13	5.9
Other(1)	136,206	30.71	6.6	216,415	40.82	9.4	276,177	54.15	9.4

	1,171,519	264.12	56.8	1,088,111	205.23	47.5	1,679,551	329.33	56.9

Energy/Fuel	169,349	38.18	8.2	228,767	43.15	10.0	274,339	53.79	9.3
Labor	175,651	39.60	8.5	217,816	41.08	9.5	199,352	39.09	6.7
Services and
Maintenance	274,440	61.87	13.4	396,300	74.75	17.3	370,547	72.66	12.6
Tools and Supplies	100,752	22.71	4.9	131,304	24.77	5.7	150,453	29.50	5.1
Depreciation	165,813	37.38	8.0	217,824	41.08	9.5	264,880	51.94	9.0
Others	5,055	1.14	0.2	12,414	2.34	0.5	11,023	2.16	0.4

	2,062,579	465.0	100.0	2,292,537	432.4	100.0	2,950,145	578.47	100.00

(1) Include pellets, scrap, limestone and dolomite.

     Other than the sale of excess inventories from time to time and the purchase by our subsidiaries of semi- finished products from third parties for further processing, our cost of products sold is equivalent to our production cost.

     We are self-sufficient in almost all the raw materials used in the steel production. The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

     We obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais, as the limestone and dolomite from our Bocaina mine at Arcos in the State of Minas Gerais.

     The coal and coke we consume are acquired from different international producers “See Item Raw Materials and Suppliers”. Given the worldwide economic growth over the last few years and increasing demand for various commodities, coal and coke producers significantly raised their prices up until mid 2008, which strongly impacted the steel industry.

     Our coal costs increased from US$422.0 million in 2007 to US$ 613.8 million in 2008, reaching approximately 21% of our production cost, due to the increased prices.

     With respect to coke, we faced not only signifcant price increases, but also larger consumption, which impacted significantly our costs. Our coke costs raised from US$ 64.0 million in 2007 to US$ 232 million in 2008, accounting for almost 8% of our total production cost.

     Another factor that impacted our production costs was the acquisition until October 2008 of slabs and hot-rolled coils from third parties in order to face the increase in domestic demand for flat steel. The costs with outsourced slabs and hot coils reached US$258.8 million in 2008, representing almost 9% of our total production costs, different from 2007, when we did not acquire slabs and hot-rolled coils from third parties.

     Other raw materials include pellets and scrap purchase in the market and also limestone and dolomite that we exctract from our own mines in the city of Arcos- Minas Gerais.

     Energy and fuel costs increased from US$228.8 million in 2007 to US$274.3 million in 2008 owing to the increase in gas price, corresponding to 9% of our total production costs.

Gross Profit

     Gross profit increased by 47.9%, from US$2,441 million in 2007 to US$3,611 million in 2008, mainly due to the increase of 30.3% in net operating revenues from US$5,517 million in 2007 to US$7,187 million in 2008, which was partially offset by the increase of 16.2% in the cost of products sold.

Selling, General and Administrative Expenses

     In 2008, we recorded selling, general and administrative expenses of US$631 million, representing a 27.5% increase from the US$495 million recorded in 2007.

     Selling expenses increased by 32.9%, from US$310 million in 2007 to US$412 million in 2008, mainly due to an increase in our efforts to sell steel products on the domestic market, an increase in freight prices and distribution costs, and higher provisions for doubtful accounts. If expressed in reais, these expenses increased by 30.0%, but remained stable at 5.6% as a percentage of net operating revenues.

     General and administrative expenses increased by 18.4%, from US$185 million in 2007 to US$219 million in 2008, mainly due to higher labor costs, given the increase in the number of employees in 2008 and the annual wage increases in May 2008. If expressed in reais, these expenses increased by 11.7% and decreased from 3.3% to 3.0%, as a percentage of net operating revenues.

Other Income (Expenses)

     Other expenses increased by US$51 million, from an expense of US$85 million in 2007 to an expense of US$136 million in 2008, mainly due to increases in commercial contingencies and fines, in particular with respect to transport of products.

Operating Income

     Operating income increased by 52.8%, or US$983 million, from US$1,861 million in 2007 to US$2,844 million in 2008. This growth was mainly due to the US$1,170 million increase in gross profit, reflecting mainly the successive steel product price hikes along the year in the Brazilian market and the contribution of our mining segment.

Non-operating Expenses (Income), Net

     Non-operating income, net decreased by US$203 million, from an income of US$300 million in 2007 to an income of US$97 million in 2008. Our non-operating expenses (income), net are comprised of financial expenses, net, foreign exchange and monetary loss (gain), net and, in 2008, also the gain on 40% dilution of interest in our subsidiary Namisa to an Asian consortium.

     On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid up by Big Jump Energy Participações S.A., or Big Jump, a company whose shareholders are Brazil Japan Iron Ore Corporation, or BJIOC, and Posco, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 59.99% . BJIOC is a company incorporated by a consortium formed by the Japanese companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries Ltd, Kobe Steel Ltd and Nisshin Steel Co Ltd, and the Korean company, Posco. Big Jump paid in cash for Namisa’s shares the amount of US$3,041 million.

     As a result of the acquisition, Big Jump holds 40% and CSN holds 59.99% of Namisa’s shares and also based on the shareholders’ agreement of Namisa, our management concluded that Namisa’s balance sheet should not be consolidated with CSN’s balance sheet as of December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale and dilution. After analyzing the transaction, we concluded that the purchaser consortium has effective and significant participation rights rather than protective rights through the right to participate in significant decisions related to Namisa’s ordinary course of business.

     Upon the sale of Namisa’s shares and dilution, CSN adopted income statement recognition as its accounting policy and, accordingly, recorded a net non-operating gain on 40%-dilution of its interest in the amount of US$1,667 million, as detailed below:

	Amount	Percentage	Gain (loss)

Namisa's net equity before capital increase by Big Jump, represented by 287,303,436 shares	395	40%	(158)
Capital increase by Big Jump through issuance of 187,749,249 new shares (US$1.48 per share plus additional paid in capital of US$14.72 per share)	3,041	60%	1,825
Net non-taxable gain on dilution of interest in Namisa			1,667

The gain of US$1,667 million referred to above is non-taxable since a dilution of interest is not considered as a capital gain in accordance with Brazillian tax legislation.

Financial Expenses (Income), Net

     In 2008, our net financial expenses, increased by 73.5%, or US$161 million, from US$219 million in 2007 to US$380 million, mainly due to the following items:

  US$21 million increase in interest income;

  US$130 million decrease in interest expense;

  US$291 million decrease in our income from derivative instruments; and

  US$21 million decrease in other financial income (expenses).

Interest Income

     Interest income increased by 26.6%, or US$21 million, from US$79 million in 2007 to US$100 million in 2008, mainly due to greater average amount of cash and cash equivalents.

Interest Expense

     Interest expense decreased by 19.1%, or US$130 million, from US$680 million in 2007 to US$550 million in 2008. This decrease was mainly due to a sharp decrease in interest on tax contingencies of US$245 million, as well as lower interest rates on our real-denominated debt. This decrease was partially offset by an increase in taxes on financial income, in the amount of US$175 million.

Derivative Instruments

     The results on derivative instruments decreased by US$291 million, from an income of US$416 million in 2007 to an income of US$125 million in 2008. Despite a sharp depreciation of the real against the U.S. dollar at the end of 2008, the year of 2008 ended with an average exchange rate representing a slight appreciation of 5.7% of the real against U.S. dollar, as compared to 2007. Accordingly, our foreign exchange derivative instruments generated an income of US$419 million in 2008 as compared to an expense of US$219 million in 2007, which was offset by an expense of US$530 million in 2008 in our equity linked derivatives, as compared to a gain of US$640 million in 2007. In September 2008, we realized our equity swap agreement with a gain of US$1,005.7 million. After realization, we renewed our equity swap agreement and, as of December 31, 2008, the accrued amount in our current liabilities, based on the market value of our ADRs was an unrealized loss of US$685.1 million. For more information on the equity swap agreements, see “Item 4B—Risk Factors”, “Item 10C—Material Contracts”, “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements”. For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

Other Financial Income (Expense)

     Other financial income (expense) decreased by US$21 million, from an expense of US$34 million in 2007 to an expense of US$55 million in 2008, mainly due to expenses incurred in the normal course of business such as discounts, taxes on financial income, bank charges and other minor items.

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

     The 388.8%, or US$1,703 million, decrease in foreign exchange and monetary gain, from a US$438 million gain in 2007 to a US$1,265 million loss in 2008, was primarily caused by the depreciation of the real against the U.S. dollar, which increased our expenses in connection with U.S. dollar-denominated debt and accounts payable.

Income Taxes

     We recorded an expense for income tax and social contribution of US$414 million in 2008, as compared to US$534 million 2007. Expressed as a percentage of pre-tax income, income tax expense decreased from 24.7% in 2007 to 14.0% in 2008. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled US$1,001 million in 2008 and US$735 million in 2007 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to arrive at the actual tax expense for the years.

     For the year ended December 31, 2008, adjustments totaled US$587 million and were comprised of:

  a US$39 million benefit from interest on stockholders’ equity;

  a US$472 million benefit related to non taxable income of subsidiaries or income taxable at different rates, net of US$567 million benefit related to the 40% dilution of our interest in Namisa;

  a US$21 million addition to valuation allowance since certain subsidiaries had tax losses carryforward in 2008 whitch are not expected to be recoveres; and

  tax incentives and other permanent differences that represented a net tax benefit of US$97 million.

     For the year ended December 31, 2007, adjustments totaled US$201 million and were comprised of:

  a US$40 million benefit from interest on stockholder’s equity;

  a US$159 million benefit related to non-taxable income of subsidiaries or taxable at different rates;

  a US$12 million additions to valuation allowances; and

  other permanent differences that represented a net tax benefit of US$14 million.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31,

	2007	2008	Changes

	(In million of U.S. dollars)
Brazil	1,562	3,225	1,663
Foreign	599	(284)	(883)

Total	2,161	2,941	780

     Our taxable income in Brazil was impacted by the increase in sales. The total increase in taxable income generated in Brazil in 2008, as compared to 2007, totaled US$1,663 million. Expressed in reais, our taxable income increased by US$28.7 in 2008, as compared to 2007. Our foreign taxable income decreased by US$883 million in 2008, as compared to 2007.

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

     We have accrued a liability for certain tax liabilities that were offset by credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from our use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax, or VAT, credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional since it is not consistent with general VAT principles and we are challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to offset federal tax liabilities with IPI excise tax credits under dispute. We are awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, we expect the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by us represents our statutory obligation to pay taxes that were offset with IPI excise tax credits.

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

     The Brazilian National Treasury appealed such decision and got a favorable decision from Brazilian court of appeals. We filed appeals against such decision, to both the Superior Court of Justice and the Brazilian Federal Supreme Court and are still awaiting the decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against us to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset by the use of IPI premium tax credits.

     During 2007, in view of these executions, the distribution of dividends and the payment of interest on shareholders’ equity resolved on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision. On August 29, 2007, we offered assets in lien represented by treasury shares in the amount of US$ 270 million (R$536 million translated using the exchange rate as of the date of the transaction). 25% of this amount was substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions took place, the equivalent in shares was released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, our current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007.

     As of December 31, 2008, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$953 million (US$1,179 million as of December 31, 2007), already updated by the SELIC rate.

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

     Income tax and social contribution

     (i) “Plano Verão”

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

     On December 31, 2008, we recorded US$144 million (US$187 million in 2007) as judicial deposit and a provision of US$9 million (US$12 million in 2007), which represents the portion not recognized by the courts.

     (ii) Social Contribution on Income from Export Revenues

     We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment No. 33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. As of December 31, 2008, the amount of suspended liability and the offset credits based on the referred proceedings was US$495 million (US$557 million in 2007), already adjusted by the SELIC rate.

     PIS/COFINS – Law No. 9,718/98

     PIS and COFINS taxes are assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS taxes on revenues generated by financial investments. Prior to 1998, the Brazilian constitution stated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues generated by operating activities. We are challenging the constitutionality of the assessment of PIS and COFINS taxes on revenues generated by financial investments since, in order to expand the PIS and COFINS tax computation basis, the Brazilian Congress was required to observe a constitutionally mandatory waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues generated by financial investments. In February 1999, a lower court confirmed and we sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to the Brazilian court of appeals. On March 6, 2006, the Brazilian court of appeals issued a decision against us. On March 10, 2006, we appealed from such decision to both the Superior Court of Justice and the Federal Supreme Court. Until the resolution of these appeals, our rights under the initial favorable decision were in effect. The PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due. We have noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one company did not obtain a favorable decision and was required to pay the related tax obligation.

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

	Year Ended December, 31

	2005			2006			2007

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	72,551	14.03	4.0	66,174	14.92	3.2	130,712	24.65	5.7
Coal	387,514	74.92	21.2	348,264	78.52	16.9	421,996	79.59	18.4
Coke	224,530	43.41	12.3	36,048	8.13	1.7	63,994	12.07	2.8
Metals	4,501	0.87	0.2	165,020	37.20	8.0	242,987	45.83	10.6
Outsourced Hot Coils	119,177	23.04	6.5	30,712	6.92	1.5	955	0.18	0.0
Outsourced Slabs	0	0	-	389,095	87.72	18.9	11,052	2.08	0.5
Other(1)	148,418	28.70	8.1	136,206	30.71	6.6	216,415	40.82	9.4

	956,690	184.97	52.3	1,171,519	264.12	56.8	1,088,111	205.23	47.5

Energy/Fuel	191,568	37.04	10.5	169,349	38.18	8.2	228,767	43.15	10.0
Labor	157,899	30.53	8.6	175,651	39.60	8.5	217,816	41.08	9.5
Services and
Maintenance	256,965	49.68	14.0	274,440	61.87	13.4	396,300	74.75	17.3
Tools and Supplies	105,272	20.35	5.7	100,752	22.71	4.9	131,304	24.77	5.7
Depreciation	142,219	27.50	7.8	165,813	37.38	8.0	217,824	41.08	9.5
Other	20,313	3.93	1.1	5,055	1.14	0.2	12,414	2.34	0.5

	1,830,925	354.0	100.0	2,062,579	465.0	100.0	2,292,537	432.4	100.0

(1) Include pellets, scrap, limestone and dolomite.

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

Financial Expenses (Income), Net

     In 2007, our financial expenses, net decreased by 58.9%, or US$314 million, to US$219 million in 2007, from US$533 million in 2006, mainly due to the following items :

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

Interest Expense

     Interest expense increased by 57.8%, or US$249 million, to US$680 million in 2007 from US$431 million in 2006. This increase was mainly due to: (i) an increase of US$383 million on the provision for IPI (Excise tax) presumed credit on inputs and IPI premium credit over exports tax contingencies to reflect the monetary adjustment by the SELIC rate and default charges; (ii) an increase in the provision for the CPMF tax by US$54 million; (iii) the reversal of a US$206 million provision for PIS/COFINS social taxes assessed on financial instruments and interest income; and, (iv) lower interest expenses on debt instruments of US$20 million.

Derivative Instruments

     The results on derivative instruments improved by US$634 million, to an income of US$416 million in 2007 from an expense of US$218 million in 2006. Although the strengthening of the real against the U.S. dollar was more pronounced in 2007 (17.15%) than in 2006 (8.66%), our expenses on foreign exchange derivative instruments decreased by US$109 million to US$219 million, because the average notional value of those hedging contracts was smaller in 2007. Additionally, we recorded gains on equity linked derivatives of US$640 million in 2007 against US$110 million in 2006. The equity swap agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a fixed rate of 6.2569% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. Since we entered into these swap agreements, our shares have appreciated more than 2,000% over the initial price of the ADRs on the New York Stock Exchange. As of December 31, 2007, the accrued value of these swap agreements to us, based on the market value of our ADRs was US$813.3 million. See “Item 4B—Risk Factors.” For more information on the equity swap agreements, see “Item 10C—Material Contracts,’ “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements.” For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

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

     For the year ended December 31, 2007, adjustments totaled US$201 million and were comprised of:

  a US$40 million benefit from interest on stockholder’s equity;

  a US$159 million benefit related to non-taxable income of subsidiaries or taxable at different rates;

  US$12 million additions to valuation allowances; and

  other permanent differences that represented a net tax benefit of US$14 million.

     For the year ended December, 31 2006, these adjustments totaled an expense of US$40 million and were comprised of:

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

     For a brief description of the major recent developments regarding our accruals for disputed taxes payable, see “—Year 2008 Compared to 2007.”

5B. Liquidity and Capital Resources

Overview

     Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short-and long-term debt instruments. We expect to meet our cash needs for 2009 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

     Cash and cash equivalents as of December 31, 2006, 2007 and 2008 totaled US$959 million, US$1,213 million and US$3,542 million, respectively.

Cash Generated by Operating Activities

     We generated cash from our operations in the total amount of US$919 million, US$1,264 million and US$2,067 million in 2006, 2007 and 2008, respectively, providing us with a significant source of liquidity. The 63.5%, or US$803 million, increase in cash flow from operating activities in 2008 as compared to 2007 was mainly due to (i) an increase of US$951 million in the net income reported by us in 2008; (ii) an increase of US$590 million in adjustments to reconcile net income mainly driven by a US$1,703 million increase in net foreign exchange loss, a US$709 million increase in accrual for derivatives, partially offset by the gain on dilution of our interest in Namisa of US$1,667 million; (iii) an increase of US$28 million in our operating liabilities primarily due to an increase of US$390 million in trade accounts payable, partially offset by a decrease of US$293 million in taxes payable; and (iv) these increases were partially offset by the increase of US$769 million in our operating assets such as trade accounts receivable, inventories and recoverable taxes.

Cash Used in Investing Activities

     We used cash in our investing activities in the total amount of US$839 million, US$1,091 million and US$1,292 million in 2006, 2007 and 2008, respectively. The net increase of US$201 million in 2008 as compared to 2007 was mainly due to an increase of US$254 million in investments in property, plant and equipment and a realized gain on derivatives instruments of US$1,006 million, reduced by the guarantee margin of US$1,347 million made upon renewal of our derivative contract, offset by a decrease of US$386 million in restricted deposits from legal proceedings. Additionaly, in 2007, investing activities were impacted by the acquisition of CFM in the amount of US$348 million and the proceeds from sale of short-term investments of US$437 million that did not occur in 2008.

Cash Used in Financing Activities

     Cash used in financing activities was US$263 million and US$122 million in 2006 and 2007, respectively, and provided by was US$1,867 million in 2008. The US$1,989 million increase in cash used in financing activities in 2008, as compared to 2007, was mainly driven by approximately US$3.0 billion received on December 30, 2008 as pre-payment for future sales of ROM and rendering of port services to Namisa, partially offset by higher distribution of dividends and interest on shareholders’ equity of US$1,238 million, as compared to US$352 million in 2007, and US$115 million higher acquisition of our own shares to be held in treasury. For information on the sale of 40% of our ownership interest in Namisa, see “Item 4A. History and Development of the Company—Acquisitions and Dispositions”.

Trade Accounts Receivable Turnover Ratio

     Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales decreased to 27 on December 31, 2008 from 37 on December 31, 2007, reflecting an improvement in the financial profile of our domestic customers in the last two years who were also benefiting from the more favorable local economic environment and credit terms available in the financial system until September 2008, when the effects of 2008 financial crisis grew in size and scope.

Inventory Turnover Ratio

     Our inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold, excluding the effects of depreciation of the real, increased to 135 days in 2008, as compared to 130 days in 2007, primarily as a result of the lower demand for steel products worldwide in the last two months of 2008.

Trade Accounts Payable Turnover Ratio

     The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, decreased to 79 on December 31, 2008 from 86 on December 31, 2007, starting to reflect the effects of the 2008 financial crises in the last quarter of 2008.

Long-term debt (includes current portion)

     Given the capital intensive and cyclical nature of our industrial segment, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2008, cash and cash equivalent instruments totaled US$3,542 million.

     We were also taking advantage of the then current liquidity conditions to extend the maturity profile of gross debt. These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2008, short-term and long-term indebtedness accounted for 27.4% and 72.6%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately ten years, considering 40 years-term for the perpetual bonds issued in July 2005.

     In 2008, our capital expenditures were US$886 million used in acquisitions of equipment, of which US$247 million was used in the Casa de Pedra mine expansion, US$34 million in projects relating to the Itaguaí Port expansion and US$65 million in maintenance.

     In 2009, we plan to make capital expenditures of up to US$1,500 million, compared to US$886 million in 2008, US$980 million in 2007 and US$706 million in 2006.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities.

Company Debt and Derivative Instruments

     At December 31, 2007 and 2008, total debt (composed of current portion of long-term debt, accrued finance charges, mark-to-market adjustments on derivative instruments, and long-term debt and debentures) aggregated US$4,769 million and US$5,525 million, respectively, equal to 165% and 167% of the stockholders’ equity at December 31, 2007 and 2008, respectively. At December 31, 2008, our short-term debt (composed of current portion of long-term debt, mark-to-market adjustments on derivative instruments, and including accrued finance charges) totaled US$2,089 million and our long-term debt (composed of long-term debt and debentures) totaled US$3,436 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

     At December 31, 2008, approximately 15% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

     Our current policy is economically to protect ourselves against foreign exchange losses on our foreign currency-denominated debt and currently approximately 100% of our exposure are protected through foreign exchange derivative products, U.S. dollar-denominated fixed income investments and equity investments in offshore subsidiaries. We continue to review our foreign exchange exposure policy and there is no assurance that we will maintain our current level of protection against such exposure. For a description of our derivative instruments, see Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements.” Also see “Non-operating Expenses (Income), Net under “Item 5A. Operating Results—Results of Operations—Year 2008 Compared to Year 2007—Non-operating Expenses (Income), Net” and “Item 5A. Operating Results—Results of Operations—Year 2007 Compared to Year 2008—Non-operating Expenses (Income), Net.”

     The major components of US$1,296 million of our consolidated current portion of long-term debt outstanding at December 31, 2008 were:

  US$149 million of trade-related transactions;

  US$973 million of advances on export contracts;

  US$100 million of BNDES-Finame; and

  US$74 million of other financings.

     The major components of US$3,436 million of our consolidated long-term debt outstanding at December 31, 2008 were (amounts are reflected in long-term debt):

  US$257 million in local debentures;

  US$883 million of export pre-payments and trade-related transactions;

  US$950 million of Euronotes;

  US$365 million of BNDES-Finame;

  US$100 million of advances on export contracts;

  US$750 million in perpetual bonds, and

  US$131 million of other financings.

     The debentures are real-denominated debt instruments that were issued in December 2003 and April 2006, being one issuance of US$85.5 million five-year debentures, indexed to the general index of market prices (Índice Geral de Preços e Mercado), or IGPM, and bearing interest at a rate of 10% per annum coupon and another issuance of US$281 million six-year debentures bearing interest at a rate of 103.6% of the CDI rate.

     Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by the parent company and its offshore subsidiaries, including the issuance in 2005 of US$750 million, 9.5% per annum coupon perpetual notes. They also include (i) the US$550 million notes, 9.75% per annum coupon, issued in December 2003 and January 2004 with final maturity in 2013; and (ii) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015.

     Pre-export agreements include the four series of the export receivables securitization program launched in June 2003 as well as other trade-related transactions outside the program. The first series, issued in June 2003 in the amount of US$142 million has a seven-year maturity and bears interest at a rate of 7.28% per annum, with a two-year grace period for payment of principal. The second series, issued in August 2003, in the amount of US$125 million has a three-year maturity and bears interest at Libor plus 1.55% per annum. The third series, issued in June 2004, in the amount of US$162 million has an eight-year maturity and bears interest at a rate of 7.43% per annum with a three-year grace period. In May 2005, a fourth series was issued in the amount of US$250 million having a ten-year maturity and bearing interest at 6.15% per annum with a three-year grace period. A portion of the proceeds of the fourth series was used to repay the second series.

Maturity Profile

     The following table sets forth the maturity profile of our long-term debt at December 31, 2008:

Maturity in	Principal Amount

(In millions of US$)
2010	329
2011	353
2012	622
2013	812
2014 and thereafter	570
Perpetual securities	750

Total	3,436

5C. Research and Development, Patents and Licenses, etc.

     Our research and development center works closely with our customers. One of the features of this unit is the integrated technical assistance services, where CSN customers receive from our engineers guidance and recommendations to help them make better use of our steel products. This unit works closely with the sales sector, focusing on product improvement and development that will meet our customers’ needs.

     Another feature are the work shops focusing on product development, applications, simultaneous engineering for cost reduction and parameters adjustment on CSN steel products and customers’ final products on white goods, packaging, automotive and civil construction segments.

     Our investment for research and development projects and activities in 2006, 2007 and 2008 totaled US$20.9 million, US$19.7 million and US$16.1 million, respectively. New products recently developed under our research and development program include: (i) special steel grades for thickness reduction on tin plate products for two-piece cans, (ii) innovation in new shapes for special tin plate for three-piece shaped expanded cans, (iii) pre-painted steel for automotive fuel thanks, steel color for civil construction and many applications on white goods segments, (iv) electrical steel as cold-rolled used for energy saving in refrigerator compressors and electric motors, (v) high-strength low-alloy hot-rolled steels used for pipes, structures, agricultural appliances, gas containers and automobile wheels, (vi) high-strength especial and bake hardened galvanized steels used for automobiles, and (vii) galvalume used for construction, home appliances and other industries.

5D. Trend Information

     Not required.

5E. Off-Balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments related to the activities of Tecon. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2008

	Aggregate
	Amount	Maturity

	(In millions of US$)
Guarantees of Debt:
Transnordestina	104	2009-2020

Contingent Liability for Concession Payments(1) :
Tecon	139	2025

“Take-or-Pay” Contractual Obligations
MRS Logística S.A.	749	2016
White Martins Gases Industriais Ltda.	327	2027
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio	396	2012
América Latina Logística – ALL	3	2009
Ferrovia Centro Atlântica – FCA	140	2013
Total	1,615

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	1,861

(1) Other consortia members are also jointly and severally liable for these payments.

Guarantees

     We guarantee, together with Taquari Participações S.A., the loans BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by November 2020, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2008 was US$103.7 million.

Concessions

     We own 100% of Sepetiba Tecon S.A., or Tecon, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port. As of December 31, 2008, US$139.0 million (R$325 million) of the cost of the concession was outstanding and payable over the next 18 years of the lease. For more information see “Item 4A. History and Development of the Company—Planned Investments—Itaguaí CSN Logistics Platform Project.”

Contractual Obligations

Namisa

Port Services

     On December 30, 2008, we received approximately US$2.2 billion as pre-payment for an agreement with Namisa with a term of 35 years. Under this agreement, we are required to render port services to Namisa, which consists of services related to the transportation of annual quantities of iron ore ranging from 17.1 million tons to 39.0 million. The pre-payment amount is only a partial payment for the services to be performed and, therefore, Namisa may be required to pay us additional amounts as to the actual services rendered in each relevant month.

High Silica ROM

     On December 30, 2008, we received approximately US$665.6 million as pre-payment for an agreement with Namisa with a term of 30 years. Under this agreement, we are required to provide high silica iron ore ROM to Namisa in a volume that ranges from 42.0 million tons to 54.0 million tons per year. The pre-payment amount is only a partial payment for the high silica iron ore ROM to be purchased and, therefore, Namisa may be required to pay us additional amounts as to the actual amounts of high silica iron ore ROM purchased in each relevant month.

Low Silica ROM

     On December 30, 2008, we received approximately US$177.2 million as pre-payment for an agreement with Namisa with a term of 35 years. Under this agreement, we are required to provide low silica iron ore ROM to Namisa in a volume that ranges from 5.0 million tons to 2.8 million tons per year. The pre-payment amount is only a partial payment for the low silica iron ore ROM to be purchased and, therefore, Namisa may be required to pay us additional amounts as to the actual amounts of low silica iron ore ROM purchased in each relevant month.

“Take-or-Pay” Contractual Obligations

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

     The volume set for iron ore and pellets is 8,280,000 tons per year and for coal, coke and other reduction products is 3,600,000 tons per year. It is accepted variation up to 10%, with a guarantee of payment of at least 90%, but the compromise is for each item individually. MRS, on the other hand, is required to transport at least 80% of the volume established by the agreement. The agreement expires on September 12, 2012.

Transportation of Iron Ore for Export from Itaguaí

     The volume set is 8,000,000 tons per year. It is accepted variation of up to approximately 5% of the volume set, with a guarantee of payment of at least 80%. We may increase or decrease the volume set in the agreement every year up to 10%, taking into consideration the volume actually transported in the previous year. The agreement expires on May 31, 2016.

Transportation of Steel Product

     It accepts a reduction of up to 20% of volume for the quarter forecast, with a guarantee of payment of at least 80% of the volume agreed with “the accounts meeting.” We have established quarterly flexibility to renegotiate the Take or Pay if the volume is not reached. Our supplier is required to commit at least 90% of the monthly volume agreed in the agreement. The agreement expires on December 27, 2009.

     For all the three contracts we have flexibility to renegotiate the Take or Pay if the volume is not reached. As we are a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assure competitive prices.

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

Companhia Estadual de Gás do Rio de Janeiro

     To secure natural gas supply, in 2007 the Company has signed a five-year “take-or-pay” agreement with CEG Rio, by which CSN is committed to acquire at least 70% of the gas volume produced at CEG Rio’s plant. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if CEG Rio is unable to meet its financial obligations. In addition, if the we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

América Latina Logística – ALL

     This agreement covers transportation of steel products from Volta Redonda to CSN Paraná. Volume set for steel products is 15,000 tons per month, which may vary up or down by 5%. We are currently negotiating new terms for the volume and take or pay conditions. The agreement will expire on December 31, 2009.

Ferrovia Centro Atlântica - FCA

     This agreement covers transportation of reduction products from Arcos to Volta Redonda. Volume set for reduction products is 1,900,000 tons per year, which may vary up or down by 5%. The agreement will expire on August 31, 2013.

5F. Tabular Disclosure of Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2008:

	Payment due by period

	(In millions of US$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

Long-term accrued finance
charges(1)	1,161	342	450	278	91
Taxes payable in installments	371	101(6)	270	-	-
Long-term debt	4,732	1,296	1,304	913	1,219
“Take-or-Pay” contracts	1,615	278	825	324	188
Concession agreements(5)	139	8	24	16	91
Unrecognized tax benefits(7)	504	-	-	-	-

Purchase obligations:
Raw materials(2)	869	737	132	0	0
Maintenance(3)	191	77	87	27	0
Utilities/Fuel(4)	1,593	302	605	379	307
Total	2,653	1,116	824	406	307

(1)	These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.
(2)	Refer mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(3)	We have outstanding contracts with several contractors in order to maintain our plants in good operation conditions; due to the strong demand for specialized maintenance service, the term of some contracts is for more than one year.
(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.
(5)	Refers only to Tecon’s concession agreement since MRS and Transnordestina are not consolidated for U.S. GAAP purposes.
(6)	Included as taxes payable in current liabilities.
(7)	Due to the uncertainties of the expected timing of cash payments, if any, associated with the unrecognized tax benefits, its total amount of US$504 million has been excluded from the tabular disclosure table above.

5G. Safe Harbor

     See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

     We are managed by our Board of Directors (Conselho de Administração), which consists of seven to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of which is the Chief Executive Officer). In accordance with our bylaws (Estatuto Social), each Director is elected for a term of one year by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

     Our Board of Directors is responsible for the formulation of business plans and policies and our Board of Executive Officers is responsible for the implementation of specific operating decisions. As of December 31, 2008, our Board of Directors was comprised of one Chairman, one Vice Chairman and six members, and our Board of Executive Officers was comprised of our Chief Executive Officer, our Chief Financial Officer and four Executive Officers.

     Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected to our Board in	Last Elected to our Board in

Board of Directors(1)
Benjamin Steinbruch	Chairman	April 23, 1993	April 30, 2009
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 30, 2009
Mauro Molchansky	Member	April 24, 2001	April 30, 2009
Fernando Perrone	Member	September 26, 2002	April 30, 2009
Dionísio Dias Carneiro Netto	Member	April 30, 2002	April 30, 2009
Antonio Francisco dos Santos	Member	December 23, 1997	April 30, 2009
Yoshiaki Nakano	Member	April 29, 2004	April 30, 2009
Gilberto Sayão da Silva	Member	April 30, 2009	April 30, 2009

Board of Executive Officers(2)
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 12, 2008
Paulo Penido Pinto Marques(3)	Chief Financial Officer	May 7, 2009	May 7, 2009
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 12, 2008
Juarez Saliba de Avelar	Executive Officer	September 26, 2006	August 12, 2008

(1)	Mr. Darc Antonio da Luz Costa resigned from his position of director on May 12, 2009.
(2)	Mr. Isaac Popoutchi and Mr. Pedro Felipe Borges Neto resigned from their positions of Executive Officers on May 29, 2009 and until the date of this annual report, these positions remain vacant.
(3)	Mr. Paulo Penido Pinto Marques replaced Otávio de Garcia Lazcano on May 7, 2009.

     The next election for our Board of Directors is expected to take place on April 30, 2010, and we are unable to anticipate when the next election for our Board of Executive Officers is expected to take place.

Board of Directors

     Benjamin Steinbruch. Mr. Steinbruch was born on June 28, 1953 and has been Chairman of our Board of Directors since April 28, 1995 and Chief Executive Officer since April 30, 2002. Mr. Steinbruch is also Chief Executive Officer of Vicunha Siderurgia, our controlling shareholder.

     Jacks Rabinovich. Mr. Rabinovich was born on September 20, 1929 and has been a member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001.

     Mauro Molchansky. Mr. Molchansky was born on September 11, 1950 and has been a member of our Board of Directors since April 24, 2001. He was Executive Officer of Globo Comunicações e Participações S.A. – Globopar from August 1994 to March 2002. Before joining Globo Comunicações e Participações S.A.- Globopar in 1994, he was Financial Officer and Investor Relations Officer of Aracruz Celulose S.A. Under Mr. Molchansky’s leadership, Aracruz Celulose S.A. was the first Brazilian company to issue American Depositary Shares (level 3) listed and traded on the NYSE, in 1992. Currently, Mr. Molchansky is a partner at RealAssets, an asset managing firm.

     Fernando Perrone. Mr. Perrone was born on May 6, 1947 and has been a member of our Board of Directors since September 26, 2002 and a member of our Audit Committee since June 24, 2005. He was our Infrastructure and Energy Executive Officer from July 10, 2002 to October 2, 2002. Previously, Mr. Perrone occupied the position of Chief Executive Officer of Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO and was an officer of BNDES.

     Dionísio Dias Carneiro Netto. Mr. Carneiro Netto was born on September 23, 1945 and has been a member of our Board of Directors since April 30, 2002 and a member of our Audit Committee since June 24, 2005. Mr. Carneiro Netto has been a professor at Pontifícia Universidade Católica do Rio de Janeiro, at UnB and at EPGE/FGV and currently teaches at Instituto de Gestão de Riscos Financeiros e Atuariais da Pontifícia Universidade Católica do Rio de Janeiro. He was also a Vice-President of FINEP from 1979 to 1980 and has been a member of Boards of Directors in several companies. Mr. Carneiro Netto was a member of the Advisory Board of the African Economic Research Council and of the Committee for Development Planning at United Nations. He is an officer-parter of Galanto Consultoria, officer of the Instituto de Estudos de Política Econômica da Casa das Garças and member of the Executive Committee of Instituto de Gestão de Riscos Financeiros e Atuariais at Pontifícia Universidade Católica do Rio de Janeiro. He writes a fortnightly column in the newspaper O Estado de Sao Paulo.

     Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950 and has been a member of our Board of Directors since November 25, 1997. Mr. Santos was Coordinator of Industrial Engineering, Chief of Industrial Engineering and Chief of Production Planning and a member of the Board of Directors of Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan until 2008. He is currently Chairman and Chief Executive Officer of the Board of the CSN Employee Investment Club (Clube de Investimento CSN).

     Yoshiaki Nakano. Mr. Nakano was born on August 30, 1944 and has been a member of our Board of Directors since April 29, 2004 and a member of our Audit Committee since June 24, 2005. From 1995 to 2001, Mr. Nakano was Treasury Secretary of the State of São Paulo. Since 2001, he has been Chief of the Economics Department at FGV in São Paulo. Mr. Nakano is also a member of the Board of Directors of the Fundação de Amparo à Pesquisa do Estado de São Paulo - FAPESP, of the Conselho Superior de Economia, of the FIESP/IRS, and a member of the Consulting Board of the Grupo Pão de Açúcar.

     Gilberto Sayão da Silva. Mr. Sayão has been a member of our Board of Directors since April 30, 2009. Mr. Sayão also currently acts as the Chief Executive Officer of UBS Pactual Alternative Investments, a subsidiary of UBS Pactual Asset Management.

Board of Executive Officers

     In addition to Mr. Steinbruch, the following persons were members of our Board of Executive Officers as of December 31, 2008:

     Paulo Penido Pinto Marques. Mr. Marques was elected our Chief Financial Officer on May 12, 2009. Prior to joining CSN, Mr. Marques was Finance, Investor Relations and Information Technology Vice-President of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, Financial Officer of Usiminas Mecânicas S.A., member of the State Board of Associação Brasileira das Companhias Abertas, Financial Officer of the Companhia Siderúrgica Paulista - COSIPA, Officer of Mineração J. Mendes, Officer of Controle da Fasal S.A. and Officer of Consórcio Siderurgia Amazonia Ltd. (controller of Sidor - Venezuela). Mr. Marques has also participated in the Board of Executive Officers or the Board of Directors of Usiparts - automotive systems, Unigal, Rio Negro - steel trade and industrialization. He was also Vice-President at Financing Area, Credit and Risk of Morgan Guaranty Trust Co. of New York, Officer of Relationship with companies and Financial Institutions Area of BankBoston, Officer of Investments of Corporate Banking of Citibank.

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

     There are no family relationships between any of the persons named above. The address for all of our directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, city of São Paulo, State of São Paulo, Brazil (telephone number 55-11-3049-7100).

Indemnification of Officers and Directors

     There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our bylaws. Officers are generally not individually liable for acts within the course of their duties. We either indemnify, or maintain directors and officers liability insurance insuring our Directors, our Chief Executive Officer, our Chief Financial Officer and our other Executive Officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

     For the year ended December 31, 2008, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was approximately US$19.4 million (R$35.7 million), which includes salaries, bonuses and profit sharing arrangements. In addition, the members of the Board of Directors and of the Board of Executive Officers may receive certain additional company benefits generally provided to company employees and their families, such as medical assistance and life insurance among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

     We are the principal sponsor of CBS, our employee pension plan. CBS had a deficit of plan assets over pension benefit obligations of US$83.8 million in 2008. The unfunded status of CBS is affected by, among other things, fluctuations in the fair value of CBS’s assets, which totaled US$524.7 million as of December 31, 2008 and is substantially comprised of CSN’s shares, while CBS’ accumulated obligations and projected benefit obligations as of December 31, 2008 were US$608.5 million. See “Item 3D—Risk Factors—We are exposed to devaluation of our shares as result of certain equity swap agreements and our pension plan assets” and Note 15 to our consolidated financial statements contained in “Item 18. Financial Statements.”

6C. Board Practices

Fiscal Committee and Audit Committee

     Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management’s activities and the financial statements, and report its findings to the shareholders. Our shareholders did not request the installation of a Fiscal Committee at the Annual Shareholders’ Meeting held on April 30, 2009.

     In June 2005 an Audit Committee (Comitê de Auditoria) was appointed in compliance with SEC’s rules, which is composed of three independent members of our Board of Directors.

     The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent auditors, reporting on our auditing policies and our annual auditing plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of the external auditors. Our Audit Committee has also been tasked with identifying, prioritizing and submitting actions to be implemented by our Executive Officers, and analyzing the annual report, and our financial statements and making recommendations to our Board of Directors.

     The Audit Committee is currently composed of Mr. Carneiro Netto, Mr. Nakano and Mr. Perrone and is constantly assisted by an outside consultant.

     For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

     We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D. Employees

     As of December 31, 2006, 2007 and 2008, we had 13,659, 14,274 and 15,104 employees, respectively. As of December 31, 2008, approximately 2,502 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union. We believe we have a good relationship with CUT. We have collective bargaining agreements, renewable annually every May 1. Moreover, we have members afilliated to other unions, such as the Engineer Union with 53 members, the Accountant Union with 9 members and the Workers Unions from Arcos, Casa de Pedra and Araucária, with a total of 414 members.

     In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

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

     All our Executive Officers and members of our Board of Directors held an aggregate of 0.0001% of our outstanding common shares as of April 30, 2009.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

     On December 31, 2008 our capital stock was composed of 793,403,838 common shares, including 34,734,384 common shares held in treasury.

     The following table sets forth, as of May 29, 2008, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares(2)

Vicunha Siderurgia S.A.(1)	348,859,995	45.98%

(1)	Owned indirectly by Benjamin Steinbruch, Chairman of our Board of Directors, and other members of his family.
(2)	It does not include common shares held in treasury.

7B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Item 4A. History and Development of the Company—Acquisitions and Dispositions,” “Item 4B. Business Overview,” “Item 4A. History and Development of the Company —Planned Investments,” “Item 6A. Directors and Senior Management” and “Item 7A. Major Shareholders” and Note 20 to the consolidated financial statements included in “Item 18. Financial Statements.”

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

     During 2008, we, through one of our subsidiaries, exported US$36 million of steel products to our subsidiary Lusosider, in Portugal. These export transaction were made using a third party, and have been eliminated in our consolidated financial statements.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian federal or state governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable judgement is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court orders that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial judgement on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with our analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

     We classify an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2008, US$69 million had been classified as short-term accrual for contingencies (US$77 million as of December 31, 2007). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and is being enforced. However, given the complexity of the Brazilian legal system, we are unable to anticipate when final judgements will be rendered on most of the claims. Consequently, these claims are classified as long-term liabilities.

     The deposits for contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) court orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets, and the release of such deposits is conditioned upon court order. When such a court order is granted in our favor, the deposit is forfeited and returned to us in cash and the deposit account is appropriately offset. When such a court order is granted in a manner unfavorable to us, the deposit is used to offset the related liability and the deposit account is appropriately offset.

     We are party to a number of legal proceedings arising from our ordinary course of business, including tax, civil and labor claims. As of December 31, 2008, we recorded aggregate long-term provisions of US$1,618 million relating to these claims, for which we had deposited US$893 million in court escrow accounts. See Note 18 to our consolidated financial statements contained in “Item 18. Financial Statements” in this annual report.

Labor Contingencies

     As of December 31, 2008, the amount of the accrual relating to probable losses for these contingencies was US$50 million (US$59 million in 2007). Our legal counselors periodically revise the accruals based on their judgment and the recent track record on these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, fine of 40% resulting from FGTS purge, lack of prior notice, “13th-salary” bonus, additional payments for unhealthy and hazardous activities, unpaid overtime and disagreement between employees and the Brazilian government over the amount of severance payments. The lawsuits related to the alleged joint liability between us and our independent contractors represent a significant portion of the total labor lawsuits against us, and refer to non-payment of labor charges by our independent contractors to their employees, for which we may be found subsidiary liable for.

Civil Contingencies

     These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2008, our legal counsel revised estimated losses based on their own judgment and recent precedents for these disputes. As of December 31, 2008, the amount of the accrual relating to probable losses for these contingencies was US$20 million (US$20 million as of December 31, 2007).

Other Tax Contingencies

     In addition to the tax contingencies described in “Item 5A. Operating Results—Results of Operations—2008 Compared to 2007—Disputed Taxes Payable,” we are party to other judicial and administrative proceedings not described in the notes to our consolidated financial statements, involving a total of approximately US$2.5 billion as of December 31, 2008 (US$2.6 billion as of December 31, 2007). Our external legal counsel deemed that the risk of loss arising from these lawsuits are possible, as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

     Other tax contingencies relate to a variety of disputes for which we have recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

Legal Disputes with CVRD

     Until 2001, we held an ownership interest in CVRD, Latin America’s largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our ownership interest in Valepar to certain companies and pension funds, including Bradespar S.A. and Litel Participações S.A. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A., and the subsequent sale of Valia’s (CVRD’s pension fund) 10.3% ownership interest in our company in 2003, CVRD obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates’ needs.

     In view of certain acquisitions made by CVRD in 1995, the Brazilian anti-trust agency (Conselho Administrativo de Defesa Econômica), or CADE, issued a decision in August 2005 pursuant to which CVRD would have to choose between its ownership interest in Ferteco Mineração S.A., or Ferteco, or its rights of first refusal mentioned above. Such decision was challenged by CVRD before the Brazilian courts. We filed with CADE a statement of compliance with the administrative order that requires the parties to refrain from exercising the rights of first refusal of CVRD related to Casa de Pedra mine. This statement of compliance was publicly announced through a notice to the market (fato relevante) on January 17, 2008.

     Several disputes between us and CVRD arose from the transactions described in the two preceding paragraphs, including those (i) related to alleged indemnification or compensation rights arising from the exclusion of the “preference rights” relative to the acquisition of surplus iron ore produced by the Casa de Pedra mine, as well as to the Casa de Pedra mine itself, (ii) arising from obligations envisaged in the agreements related to the elimination of crossed shareholdings between Vale and CSN, occurred in December, 2000; and (iii) related to other pending matters in regard to these issues.

     On April 27, 2009, we and CVRD entered into a settlement agreement for the purpose of terminating all these pending lawsuits between the two companies. The settlement agreement, which has already been ratified by our and CVRD’s shareholders, also encompasses the revision of the terms and conditions included in certain commercial contracts entered into between us and CVRD.

Dividend Policy

General

     Subject to certain exceptions set forth in Brazilian Corporate Law, our bylaws require that we pay a yearly minimum dividend equal to 25% of adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of our Board of Directors and approval by the vote of our shareholders. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by our Board of Directors. Until December 2000, it had been our policy to pay dividends on our outstanding common shares not less than the amount of our required distributions for any particular fiscal year, subject to any determination by our Board of Directors that such distributions would be inadvisable in view of our financial condition. In December 2000, our Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments, and (iv) the maintenance of our good financial status.

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

     At our Annual Shareholders’ Meeting of April 18, 2008, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2007, in the total amount of US$1,249 million, of which US$379 million and US$77 million were already paid on January 8, 2008, as dividends and interest on shareholders’ equity, respectively, in accordance with the resolutions of our Board of Directors. The outstanding balance of US$793 million was paid on May 5, 2008. These amounts were translated into U.S. dollars based on the exchange rate in effect on the respective dates of payment.”

     At our Annual Shareholders’ Meeting of April 30, 2009, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2008, in the total amount of US$868.6 million (US$738.2 million as dividends and US$130.4 million as interest on shareholders’ equity).

     The total amount of approved dividends include dividends paid in advance on November 27, 2008, in the amount of US$70.6 million, that had already been approved by our Board of Directors on August 12, 2008, and dividends that had already been approved by our Board of Directors on March 24, 2009 in the amount of US$667.6 million.

     Soon after the announcement of the payment of such dividends in the amount of US$667.6 million, a court order was issued by a trial state tax court in the State of Rio de Janeiro in connection with tax claims related to IPI premium credits on exports that we have recorded, in order to block approximately US$354.2 million of our funds. For this reason, the Company paid its shareholders on April 2, 2009 the amount of funds that had not been blocked of approximately US$313.4 million. We are taking all measures to unblock our funds. Nevertheless, aiming at the preservation of our shareholders’ rights, we decided to pay on June 26, 2009, the remaining dividends of approximately US$354.2 million.

     The US$130.4 million as interest on shareholders’ equity were paid on May 11, 2009.

     For further information, see “Item 5. Operating and Financial Review and Prospects - Item 5A. Operating Results—Results of Operations—2007 Compared to 2006—Disputed Taxes Payable”

Amounts Available for Distribution

     At each Annual Shareholders’ Meeting, our Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company’s net income after income tax and social contribution for any one fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year. In accordance with Brazilian Corporate Law, an amount equal to our “net profits,” as further:

(i) increased by the amount of depreciation and amortization (net of income tax and social contribution) attributable to the revaluation of any assets,

(ii) reduced by amounts allocated to the legal reserve,

(iii) reduced by amounts allocated to other reserves established by us in compliance with applicable law (as hereinafter discussed),

(iv) increased by reversal of reserves accrued in prior year; and

(v) will be available for distribution to shareholders in any particular year. We refer to this amount available for distribution to shareholders as the Distributable Amount.

     Legal Reserve. Under Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. The legal reserve might be used to increase our paid-in capital and net losses, if any, may be charged against the legal reserve.

     Discretionary (or Statutory) Reserves. Under Brazilian Corporate Law, a company may also provide for discretionary allocations of “net profits” to the extent set forth in its bylaws. Our bylaws do not provide for a discretionary reserve.

     Contingency Reserve. Under Brazilian Corporate Law, a portion of our “net profits” may also be discretionary allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the reasons for its establishment cease to exist or (ii) charged off in the event that the anticipated loss occurs.

     Reserve for Investment Projects. Under Brazilian Corporate Law, a portion of our net income may be allocated for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by our shareholders. After completion of the relevant capital investment projects, we must retain the appropriation until our shareholders, at a shareholders’ meeting, vote on a new destination to the amount appropriated or on transferring all or a portion thereof to capital or retained earnings.

     Unrealized Income Reserve. Under Brazilian Corporate Law, the amount by which the Mandatory Dividend (defined below) exceeds the “realized portion” of net profits for any particular year may be allocated to the unrealized income reserve. The “realized portion” of net profits is the amount by which “net profits” exceeds the sum of (i) a company’s positive net results considering its subsidiaries and certain affiliates, and (ii) the profits, gains or return recognized in respect of transactions maturing after the end of a fiscal year.

     Brazilian Corporate Law provides that all discretionary allocations of “net profits,” including discretionary reserves, the contingency reserve, the unrealized income reserve and the reserve for investment projects are subject to approval by our shareholders at our Annual Shareholders’ Meeting and can be used to increase our capital stock, for the payment of dividends in subsequent years, charged off in the event of losses, or used to any other destination. The fiscal incentive investment reserve and legal reserve are also subject to approval by our shareholders at our Annual Shareholders’ Meeting and may be transferred to capital but are not available for the payment of dividends in subsequent years.

     For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law. The consolidated financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from the consolidated financial statements.

Mandatory Dividend

     Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of the Distributable Amount (the “Mandatory Dividend”) in any particular year (the amount of which shall include any interest paid on capital during that year). See “Additional Payments on Shareholders’ Equity” below. In addition to the Mandatory Dividend, our Board of Directors may recommend that shareholders receive an additional payment of dividends from other funds legally available therefore. Any payment of interim dividends will be netted against the amount of the Mandatory Dividend for that fiscal year. Under Brazilian Corporate Law, if the Board of Directors determines prior to the Annual Shareholders’ Meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend need not be paid. That type of determination must be reviewed by the Fiscal Council, if one exists, and reported, together with the appropriate explanations, to the shareholders and to the CVM.

Payment of Dividends

     We are required to hold Annual Shareholders’ Meetings by the end of April of each year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest on shareholders’ equity as described under “Additional Payments on Shareholders’ Equity” below) in respect of its shares, after which we will no longer be liable for the dividend payments.

     Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR custodian on behalf of our ADR depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR depositary for distribution to holders of ADSs.

Additional Payments on Shareholders’ Equity

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

     The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the fourth quarter of 2008 was 6.25% .

     Interest on shareholders’ equity is deductible to the extent it does not exceed 50% of either of the following amounts: (i) net income, as determined for accounting purposes, for the current period of interest payment before the provision for income tax and the deduction of the amount of interest; or (ii) accumulated earnings from prior years.

8B. Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2008, other than the events already described in this annual report.

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

     The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the BOVESPA (per common share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

			(In			(In
	High	Low	thousands)	High	Low	thousands)

2004:
Year end	6.38	3.19	2,516	6.37	3.17	1,967
2005:
Year end	8.74	5.00	2,886	8.77	5.05	2,548
2006:
Year end	12.39	6.99	2,108	12.46	7.19	2.803
2007:
First quarter	14.44	9.33	2,938	14.28	9.42	3,415
Second quarter	18.28	14.23	2,195	18.34	14.22	3,067
Third quarter	23.81	14.63	2,747	23.64	14.46	4,075
Fourth quarter	29.80	22.82	2,790	30.56	22.82	3,402
Year end	29.80	9.33	2,665	30.56	9.42	3,490
2008:
First quarter	40.93	23.75	2,585	40.82	25.53	4,261
Second quarter	51.26	37.07	2,309	51.01	37.32	3,448
Third quarter	42.54	19.42	3,162	42.73	18.78	5,519
Fourth quarter	20.51	8.24	3,443	20.62	7.87	5,195
Year end	51.26	8.24	2,881	51.01	7.87	4,610
2009:
First quarter	17.74	12.06	2,983	18.25	11.99	4,609
Month Ended:
January 31, 2009	16.72	13.61	3,250	16.57	13.73	5,033
February 29, 2009	17.74	13.18	2,713	18.25	12.61	4,707
March 31, 2009	16.10	12.06	2,950	16.27	11.99	4,138
April 30, 2009	18.49	15.50	2,582	18.52	15.50	3,373
May 31, 2009	24.58	19.34	2,419	24.52	19.03	3,399

Source: Economática.
(1)	Prices and volumes of our common shares and ADSs have been adjusted to reflect the one-for-three stock split occurred in January 2008 whereby each common share of our capital stock on December 31, 2007 became represented by three common shares. See “Item 10.B. Memorandum and Articles of Association.”
(2)	U.S. dollar amounts have been translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

     As of May 29, 2009, the closing sale price (i) per common share on the BOVESPA was US$24.58 and (ii) per ADS on the NYSE was US$24.52. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

     As of May 29, 2009, approximately 190.8 million, or approximately 25.2%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 120 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 20.3 million common shares, representing 2.7% of our outstanding common shares.

9B. Plan of Distribution

     Not applicable.

9C. Markets

     The principal trading market for our common shares is the BOVESPA. Our ADSs trade on the NYSE under the symbol “SID.”

Trading on the BOVESPA

     In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities in Brazil are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC, a subsidiary of the BOVESPA.

     The BOVESPA was a nonprofit entity owned by its member brokerage firms until August, 2007. Since then, Bovespa Holding S.A. became a public company with shares negotiated on the BOVESPA. Trading on the BOVESPA is conducted through an electronic trading system from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BOVESPA’s index, or Ibovespa index, falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2008, the aggregate market capitalization of the BOVESPA was equivalent to R$1.4 trillion (or US$588 billion). In contrast, as of December 2008, the aggregate market capitalization of the NYSE was US$10.2 trillion. The average daily trading volume of the BOVESPA and NYSE for December 2008 was approximately R$3.2 billion (or US$1.3) and US$46.2 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

     As of December 31, 2008, we accounted for approximately 1.67% of the market capitalization of all listed companies on the BOVESPA.

     The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2004	26,196	17,604	26,196
2005	33,629	23,610	33,456
2006	44,674	32,057	44,473
2007	65,790	41,179	63,886
2008	73,516	29,435	37,550
2009 (through April 30)	47,289	36,234	47,289

     The IBOVESPA index closed at 47,289 on April 30, 2009. Trading on the BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and Brazilian Corporate Law and regulations issued by the CVM.

     Under Brazilian Corporate Law, a company is either public, a companhia aberta, such as us, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements.

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

     Pursuant to the CVM Resolution No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

     Such requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the shareholders at a shareholders’ meeting and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

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

  establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and

  forbid trading on the basis of material non-public information.

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

Directors’ Powers

     Pursuant to our bylaws, a director may not vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests. In addition, our shareholders must approve the total compensation of our management and our Board of Directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required. A detailed description of the general duties and powers of our Board of Directors may be found in “Item 6A. Directors and Senior Management.”

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

Capital Stock

     On January 22, 2008, our shareholders approved a one-for-three split of our common shares and the cancellation of 4,000,000 treasury shares (equivalent to 12,000,000 common shares after the split) . As a result of this stock split, each common share of our capital stock as of January 22, 2008 became represented by three common shares after the split. The same ratio of one common share for each ADS was maintained.

     On December 31, 2008, our capital stock was comprised of 793,403,838 common shares, without par value including 34,734,384 common shares held in treasury. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,200,000,000 common shares without an amendment to our bylaws by means of a vote at our shareholders’ meeting. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Liability for Further Capital Calls

     Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares. There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

     Each common share entitles the holder to one vote at our shareholders’ meetings. According to a CVM ruling, shareholders that represent at least 5% of our common shares may request cumulative voting in an election of our Board of Directors. Pursuant to Brazilian Corporate Law, shareholders holding at least 15% of our common shares have the right to appoint a member of our Board of Directors.

Shareholders’ Meetings

     Pursuant to Brazilian Corporate Law, the shareholders present at an annual or extraordinary shareholders’ meeting, convened and held in accordance with Brazilian Corporate Law and our bylaws are empowered to decide all matters relating to our corporate purpose and to pass any resolutions they deem necessary for our protection and well-being.

     In order to participate in a shareholders’ meeting, a shareholder must be a record owner of the share on the day the meeting is held, and may be represented by a proxy.

     Shareholders’ meetings are called, convened and presided over by the Chairman or Vice-Chairman of our Board of Directors. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado do Rio de Janeiro, the official government publication of the State of Rio de Janeiro, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Valor Econômico, at least 15 days prior to the scheduled meeting date and no fewer than three times. We have changed to the Jornal Valor Econômico as our main means of disclosing legal notices after our shareholders approved by unanimous vote such change at our shareholders’ meeting held on April 30, 2009. Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

     Except as otherwise provided by law, resolutions passed at a shareholders’ meeting require a simple majority vote, abstentions not considered. Pursuant to Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the following actions: (i) to change a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creation of any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares (in this case, a majority of issued and outstanding shares of the affected class is required); (ii) to reduce the mandatory dividend; (iii) to change our corporate purpose; (iv) to merge into or consolidate with another company or to spin-off our assets; (v) to dissolve or liquidate our Company; (vi) to cancel any liquidation procedure; (vii) to create founders’ shares; and (viii) to participate in a centralized group of companies as defined under Brazilian Corporate Law.

     Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to: (i) amend our bylaws; (ii) elect or dismiss members of our Board of Directors (and members of the Fiscal Council) at any time; (iii) receive and approve the annual management accounts, including the allocation of net profits and the distributable amounts for payment of the mandatory dividends and allocation to the various reserve accounts; (iv) authorize the issuance of debentures in general; (v) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration of the subscription of shares in our capital stock; (vii) authorize the issuance of founders’ shares; (viii) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss its liquidators and to examine their accounts; and (ix) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code), among others.

Redemption Rights

     Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one half of the issued and outstanding voting shares to: (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the mandatory dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to our bylaws, the reimbursement value of the common shares must equal the market value, determined by a valuation report in accordance with Brazilian Corporate Law, of our capital stock divided by the total number of shares issued by us, excluding treasury shares.

Preemptive Rights

     Except as provided for in Brazilian Corporate Law (such as, mergers and public offerings), our bylaws allow each of our shareholders a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her ownership interest. A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their ownership interest, only to the extent necessary to prevent dilution of their interest in us.

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

     The BOVESPA operates a central clearing system. A holder of our common shares may choose, at its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the BOVESPA (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the BOVESPA). The fact that those common shares are held in the custody of the BOVESPA will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the BOVESPA and will be treated in the same way as registered shareholders.

Limitations on Ownership and Voting Rights by non-Brazilians Shareholders

     There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution No. 2,689 or its direct foreign investment regulations. See “Item 10D. Exchange Controls.”

Share Ownership Disclosure

     There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of the acquisition of (i) 5% of the voting stock of a listed company, (ii) additional acquisitions by a controlling shareholder and (iii) shares by members of the Board of Executive Officers, members of the Fiscal Council (if any) and certain relatives of those persons.

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

10C. Material Contracts

     In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. In 2008, these agreements were assigned to Goldman Sachs International. Our current equity swap agreement with Goldman Sachs International will expire on September 10, 2009, unless it is renewed by us. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a rate of USD three-month Libor plus 0.75% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. From September 5 to December 31, 2008, we recorded a loss in connection with these equity swap agreements in the amount of US$685 million, which was partially offset by a gain of US$155 million recorded in connection with an equity swap that expired on September 5, 2008, for a total loss of US$530 million. In the event of further decreases in the trading price of our shares, the amount payable by us under these swap agreements may be significant and materially and adversely affect us. See “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—We are exposed to devaluation of our shares as result of certain equity swap agreements and our pension plan assets,” “Item 5A—Operating Results,” “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk,” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements.” For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

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

     Resolution No. 2,689 dated March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

• the removal of restrictions on investments by portfolio composition (e.g., equities, fixed income and derivatives); and

• permission for foreign individuals and corporations to invest in the Brazilian market, in addition to foreign institutional investors.

     Prior to Resolution No. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the BOVESPA, without obtaining separate Certificates of Registration for each transaction. Pursuant to Resolution No. 2,689, as amended, investors are also generally entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations.”

     A Certificate of Registration has been issued in the name of JPMorgan Chase Bank, as our ADR depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR custodian, on behalf of our ADR depositary. Pursuant to the Certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration. Thereafter, unless the common shares are held pursuant to Resolution No. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

     For a description of the foreign exchange markets in Brazil, see “Item 3A. Selected Financial Data– Exchange Rates.”

10E. Taxation

     The following is a summary of certain U.S. federal income and Brazilian tax consequences of the ownership of common shares or ADSs by an investor that holds the common shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of our common shares or ADSs, does not take into account the specific circumstances of any particular investors and does not address certain investors that may be subject to special tax rules (such as tax-exempt organizations, certain insurance companies, broker-dealers in securities or currencies, traders in securities that elect to mark-to-market, real estate investment trusts, regulated investment companies, certain financial institutions, partnerships or other pass-through entities, U.S. expatriates, investors liable for alternative minimum tax, investors that directly, indirectly or constructively own 10% or more of our common shares, investors that hold common shares or ADSs as part of a straddle or a hedging straddle, constructive sale conversion, or other integrated transaction or investors whose functional currency is not the U.S. dollar).

     This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions) and Brazil as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of our ADR depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

     Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. Both countries have been accepting the offset of income taxes paid in one country against the income tax due in the other based on reciprocity. On March 20, 2007, Brazil and the United States signed a tax information exchange agreement. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders, as defined below, of common shares or ADSs.

     The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Brazilian taxation other than income, gift, inheritance and capital taxation. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and regarding Brazilian and other tax consequences of owning and disposing of common shares and ADSs.

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

     A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council, or a 2,689 holder.

Taxation of Dividends and Interest on Shareholders’ Equity

     Dividends, including dividends paid in kind, paid by us (i) to our ADR depositary in respect of the common shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of common shares will generally not be subject to income tax for distribution of profits earned as from January 1996, in accordance with Article 10 of Law No 9,249/99.

     Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders’ equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax. The interest rate applied may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed may not be more than the greater of (i) 50% of the net income (before taking into account the distribution and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits); or (ii) 50% of retained earnings and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

     The purpose of the tax law change was to encourage the use of equity investments as opposed to indebtedness to finance corporate activities. As a general rule, income tax is withheld on interest payments at the rate of 15%. However, Article 8 of Law No. 9,779, dated January 20, 1999, provides that payment of income to a beneficiary residing in a country considered a tax haven under Brazilian law is subject to a withholding income tax at the rate of 25%. Tax haven is defined as any jurisdiction that taxes income at a rate lower than 20%, as further explained below. The Brazilian tax authorities may take the position that the 25% rate applies to payments on interest on shareholders’ equity if the beneficiary of those interest payments is located in a jurisdiction considered to be a tax haven.

Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to article 26 of Law No.10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although it may be argued that we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, Brazilian tax authorities may interpret these provisions differently. Nevertheless, considering the broad and unclear scope of this law, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non-Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

     The withdrawal of ADSs (realized by a foreign investor) in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non-Brazilian holder is located in a tax haven. Under Brazilian law, tax haven is considered to be any jurisdiction which does not impose any income tax at a maximum rate of less than 20% and where the internal legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment (“tax haven holder”), as set forth in Law No 9,430/96, as amended by Law No 11,727/2008, if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

     Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

• are exempt from income tax when assessed by a 2,689 holder and is not a tax haven holder; and

• are subject to income tax at a rate of 15% in any other case. In these cases, a withholding income tax rate of 0.005% is also imposed on the sale value of the transaction and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the common shares that are not carried out on a Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

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

Tax on Financial Transactions

     The Tax on Financial Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários), or “IOF”, is imposed on foreign exchange, securities, credit and insurance transactions.

Foreign Exchange Transactions

     Most of foreign exchange transactions (conversion of foreign currency in reais and conversion of reais into foreign currency) are subject to IOF at a rate of 0.38% . IOF rates may be increased by the Brazilian government up to 25% by an executive decree (no law is required) and any increase may not be applied retroactively (it will only take effect from its publication date). Different IOF rates may apply depending on the details of each transaction.

     Certain foreign exchange transactions are subject to a zero percent rate (0.0%) of IOF, such as those related to conversion of reais into foreign currency for the payment of dividends, interest on shareholders’ equity, inbound and/or outbound transfers of funds for foreign investments in the Brazilian financial and capital markets (as regulated by the National Monetary Council) and transactions associated with inflow and outflow of funds in connection with foreign loans and financing transactions concluded as from October 23, 2008.

     IOF may also be levied on transactions involving bonds and securities, including those carried out on a Brazilian stock, futures or commodities exchanges. The applicable rate for transactions involving certain securities is zero. The Brazilian government may increase the rate up to 1.5% of the transaction amount per day and, in such case, may not apply such increase retroactively.

Temporary Contribution on Financial Transactions

     Until December 31, 2007, generally, fund transfers in connection with financial transactions in Brazil were subject to Temporary Contribution on Financial Transaction (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF tax, which was levied at a rate of 0.38% on any bank account withdrawals.

     However, as of January 1, 2008, the CPMF tax is no longer in force as Brazilian senate rejected on December 13, 2007 a proposal to extend the effectiveness of the CPMF tax to December, 2011. As a consequence, the Brazilian government increased the IOF rates as of January 3, 2008 to compensate for the loss of tax revenue caused by the extinction of the CPMF tax.

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

U.S. Federal Income Tax Considerations

     The summary discussion below is applicable to you only if you are a “U.S. Holder” (as defined below) that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a U.S. dollar investment.

     For purposes of this discussion, a U.S. Holder is any beneficial owner of common shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust validly elects under applicable Treasury regulations to be taxed as a U.S. person. A “Non-U.S. Holder” is any beneficial owner of common shares or ADSs that is an individual, corporation, estate or trust who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

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

Taxation of Dividends

U.S. Holders

     Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including payments considered “interest” in respect of stockholders’ equity under Brazilian law) (before reduction for Brazilian withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

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

     The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in gross income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The resulting gain or loss will generally be ordinary income or loss from sources within the United States.

     Dividends received by most U.S. holders will constitute foreign source “passive income” for foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, any Brazilian income tax withheld from dividends paid by us would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes paid or accrued for the relevant taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The U.S. Treasury Department has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian income tax withheld from dividends paid with respect to common shares represented by ADSs could be affected by future action taken by the U.S. Treasury Department.

     Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

Non-U.S. Holders

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

Taxation of Capital Gains

U.S. Holders

     Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the U.S. Holder’s gain or loss will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

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

     Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other taxable disposition of common shares or ADSs unless:

• the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by that Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for that Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of the common shares or ADSs); or

• in the case of a Non-U.S. Holder who is an individual, that Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply.

     Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional branch profits tax (at a 30% rate or at a reduced rate as may be specified by an applicable income tax treaty).

Passive Foreign Investment Companies

     Based on current estimates of our gross income, gross assets and the nature of our business, we believe that common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules. Moreover, our business plans may change, which may affect the PFIC determination in future years.

     In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

     The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election (i) to “mark-to-market” with respect to the common shares or ADSs (a “mark-to-market election”) or (ii) to have us treated as a “qualified electing fund” (a “QEF election”). The QEF election is not available to holders unless we agree to comply with certain reporting requirements and provide the required annual information statements. The QEF and mark-to-market elections only apply to taxable years in which the U.S. Holder’s common shares or ADSs are treated as stock of a PFIC. Our ADR Depositary has agreed to distribute the necessary information to registered holders of ADSs.

     A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the common shares or ADSs will be eligible for a mark-to-market election.

     A U.S. Holder that makes a mark-to-market election must include for each taxable year in which the U.S. Holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted tax basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

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

U.S. Holders

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

Non-U.S. Holders

     If common shares are held by a Non-U.S. Holder through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally would not be required. Information reporting, and possibly backup withholding, may apply if the common shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Information reporting and backup withholding generally will apply with respect to ADSs if the Non-U.S. Holder fails to timely provide appropriate information. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

     We are subject to the information requirements of the Exchange Act and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

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

The principal tools used by our treasury department are:

  “Sensitivity Analysis,” which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows.

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

  TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

  IGP-M (Brazilian inflation index), due to real-denominated debt indexed to this inflation index, and,

  CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of December 2007 *	Notional	2008	2009	2010	2011		Thereafter

U.S. dollar LIBOR (amortization)	574	16	43	53	233		229
Interest (fixed part)		8	7	6	5		5

U.S. dollar fixed rate (amortization)	2,820	573	215	97	73		1,862
Interest		246	205	185	179		1,622

Euro fixed rate (amortization)	3	1	0	0	2		0
Interest		0	0	0	0		0

Euro floating rate (amortization)	0	0	0	0	0		0
Interest (fixed part)		0	0	0	0		0

Yen fixed rate (amortization)	0	0	0	0	0		0
Interest		0	0	0	0		0

UMBNDES (amortization)	0	0	0	0	0		0
Interest (fixed part)		0	0	0	0		0

CDI (amortization)	372	5	0	1	320		340
Interest (fixed part)		0	0	0	0		0

IGPM (amortization)	186	178	0	0	0		13
Interest (fixed part)		18	0	0	0		1

TJLP (amortization)	308	45	25	47	47		41
Interest (fixed part)		12	11	10	7		2

BRL fixed rates)		0	0	0	0		0

Exposure as of December 2008*	Notional	2008	2009	2010	2011	2012	Thereafter

US dollar LIBOR (amortization)	619		47	56	177	204	134
Interest (fixed part)			9	7	6	3	2

US dollar fixed rate (amortization)	3,287		1,155	197	73	54	1,808
Interest			254	195	179	175	2,802

Euro fixed rate (amortization)	2		0	0	0	0	0
Interest			0	0	0	0	0

Euro floating rate (amortization)	0		0	0	0	0	0
interest (fixed part)			0	0	0	0	0

Yen fixed rate (amortization)	0		0	0	0	0	0
Interest			0	0	0	0	0

UMBNDES (amortization)	0		0	0	0	0	0
interest (fixed part)			0	0	0	0	0

CDI (amortization)	324		0	0	25	257	43
interest (fixed part)			0	0	0	0	0

IGPM (amortization)	29		4	4	4	4	11
interest (fixed part)			2	2	1	1	0

TJLP (amortization)	432		87	69	66	77	133
interest (fixed part)			14	12	9	6	5

BRL fixed rate	0		0	0	0	0	0

* All figures in U.S. dollars. Because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

Our cash and cash equivalent instruments were as follows:

	December 2007	December 2008	Exposure

Cash in reais:	722	698	CDI
Cash in U.S. dollars:	491	2,844	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2007		December 2008
	Average rate %	Average life	Average rate %	Average life

U.S. dollar LIBOR*	1.30	4.00	1.35	3.28
U.S. dollar fixed rate	8.88	13.44 (with perpetual bond)	7.83	11.43 (with perpetual bond)
Euro fixed rate	5.67	2.15	5.74	2.54
Euro floating rate*	N/A	N/A	N/A	N/A
Yen fixed rate	N/A	N/A	N/A	N/A
UMBNDES*	3.50	2.04	4.55	0.72
CDI	103.69 of CDI	4.05	103.83 of CDI	3.21
IGPM*	9.56	1.23	7.11	3.71
TJLP*	2.52	3.57	2.54	3.07
* In these cases, figures shown in the table represents the average spread.

     During 2008, our decision was to hedge part of our U.S. dollar fixed-rate exposure due to the volatility of U.S. interest rates. We maintained our policy from the previous year of keeping most of our position in OTC swaps, thus avoiding margin requirements and rollover transaction costs at BM&F, the Brazilian derivatives exchange. The duration of our U.S. dollar fixed-rate derivatives decreased from 178 days as of December 31, 2007 to 103 days as of December 31, 2008 (see tables below).

	Notional	Average interest rate	Average maturity
As of December 2008	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI and equity swaps)	1,530	3.4948	103

	Notional	Average interest rate	Average maturity
As of December 2007	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI and equity swaps)	1,360	5.9323%	178

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

  U.S. dollar-denominated debt;

  offshore cash;

  currency derivatives (in the case of options, we use the delta as a measure of exposure);

  U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

  offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 2007	December 2008

U.S. dollar Liabilities	4,044	4,460
fixed rate	2,820	3,287
floating rate	574	619
UMBNDES*	46	-
trade accounts payable	604	554

U.S. dollar Assets	2,574	4,434
offshore cash and cash equivalents	491	2,844
derivatives (swaps and NDFs)	1,360	1,530
trade accounts receivable	252	60
offshore investments (net of cash)	471	-
Total U.S. dollar Exposure	(1,470)	26
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

Equity Risk

     In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. In 2008, these agreements were assigned to Goldman Sachs International. Our current equity swap agreement with Goldman Sachs International will expire on September 10, 2009, unless it is renewed by us. The agreements state that the counterparty must pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs and we must pay the counterparty a rate of USD three-month Libor plus 0.75% per annum on the initial price of this number of ADRs and the final price return, if negative, on this number of ADRs. The rationale for these transactions is that equities historically have yielded higher long-term returns than fixed-income securities, hence tending to offset CSN’s long-term debt servicing costs. From September 5 to December 31, 2008, we recorded a loss in connection with these equity swap agreements in the amount of US$685 million, which was partially offset by a gain of US$155 million recorded in connection with an equity swap that expired on September 2008, for a total loss of US$530 million. In the event of further decreases in the trading price of our shares, the amount payable by us under these swap agreements may be significant and materially and adversely affect us. See “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—We are exposed to devaluation of our shares as result of certain equity swap agreements and our pension plan assets,” “Item 5A—Operating Results,” “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk,” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements.”

     We entered into these transactions in 2003 and rolled the original swaps over on an annual basis since then. The swap agreements currently in force are scheduled to expire in September 2009. The actual cash amount realized on termination of these swap agreements will depend on the trading price of our ADRs during a final averaging period or, if applicable, the terms of any negotiated close out of the swap agreements.

The contracts outstanding at December 31, 2007 which were settled in September 2008 were as follows:

Issued	Maturity	Notional
date	date	amount	Receivable	Payable	Market value

04/07/03	09/05/08	35.8	644.9	(52.6)	591.5
04/09/03	09/05/08	5.6	100.5	(8.3)	92.2
04/10/03	09/05/08	2.0	36.1	(2.9)	33.2
04/11/03	09/05/08	1.0	18.6	(1.5)	17.1
04/28/03	09/05/08	1.1	17.8	(1.6)	16.2
04/30/03	09/05/08	0.1	1.3	(0.1)	1.2
05/14/03	09/05/08	0.2	3.3	(0.3)	3.0
05/15/03	09/05/08	0.4	7.5	(0.6)	6.9
05/19/03	09/05/08	1.0	19.0	(1.5)	17.5
05/20/03	09/05/08	0.3	4.9	(0.4)	4.5
05/21/03	09/05/08	0.4	8.1	(0.6)	7.5
05/22/03	09/05/08	0.3	6.4	(0.5)	5.9
05/28/03	09/05/08	0.4	8.3	(0.6)	7.7
05/29/03	09/05/08	0.4	7.8	(0.6)	7.2
06/05/03	09/05/08	0.1	1.8	(0.1)	1.7

Total		49.1	886.3	(72.2)	813.3

     These swap agreements are related to 29,684,400 of our ADRs and are intended to enhance the return of our financial assets by adding exposure to equity securities that historically have yielded higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of our long-term debt in the net consolidated financial expenses. The maturity of these agreements was on September 5, 2008 and the financial settlement was on September 8, 2008 resulting in proceeds of US$1,006 million.

On September 5, 2008, we entered into a new equity swap agreement, as described below:

Issued	Maturity	Notional			Market
date	date	amount	Receivable	Payable	value

			2008	2008	2008

09/05/08	09/10/09	1,050.8	380.2	(1,065.4)	(685.1)

     In connection with this equity swap agreement, we have deposited a guarantee margin for the benefit of our counterparty. As of December 31, 2008, the deposited amount totaled US$1,059 million, bearing an interest rate equivalent to the FedFund rate.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     At our Annual Shareholders’ Meeting of April 30, 2009, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2008, in the total amount of US$868.6 million (US$738.2 million as dividends and US$130.4 million as interest on shareholders’ equity).

     The total amount of approved dividends include dividends paid in advance on November 27, 2008, in the amount of US$70.6 million, that had already been approved by our Board of Directors on August 12, 2008, and dividends that had already been approved by our Board of Directors on March 24, 2009 in the amount of US$667.6 million.

     Soon after the announcement of the payment of such dividends in the amount of US$667.6 million, a court order was issued by a trial state tax court in the State of Rio de Janeiro in connection with tax claims related to IPI premium credits on exports that we have recorded, in order to block approximately US$354.2 million of our funds. For this reason, the Company paid its shareholders on April 2, 2009 the amount of funds that had not been blocked of approximately US$313.4 million. We are taking all measures to unblock our funds. Nevertheless, aiming at the preservation of our shareholders’ rights, we decided to pay on June 26, 2009, the remaining dividends of approximately US$354.2 million.

The US$130.4 million as interest on shareholders’ equity were paid on May 11, 2009.

     For further information, see “Item 5A. Operating Results—Results of Operations—Year 2008 Compared to Year 2007—Disputed Taxes Payable.”

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

 PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our chief executive officer and our chief financial officer, after evaluating together with our management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below, to ensure that material information relating to us was made known to them by others within our company, as of December 31, 2008, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures are ineffective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

Management’s annual report on internal control over financial reporting

     Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in rules 13 a-15 (f) under the U.S. Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and presentation of published financial statements.

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

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

     A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. A material weakness related to monitoring controls over the process of identification, accounting and disclosure of certain foreign subsidiaries incorporated in prior fiscal years and related transactions therein has been identified and included in management’s assessment. This material weakness, if not remediated, has the potential to cause a material misstatement in the future. However, we are currently taking the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over this process and believe we will complete our corrective measures in 2009.

     Based on the assessment and the control deficiency abovementioned, management has concluded that the Company has not maintained effective internal control over financial reporting as of December 31, 2008. For a copy of our management´s report, dated June 30, 2009, on the effectiveness of our internal control over financial reporting as of December 31, 2008, see Exhibit 15.1 to this annual report.

     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated June 30, 2009, included in “Item 18. Financial Statements”.

     The material weakness identified by our management and included in the Management Report on Internal Control over Financial Reporting for the year ended December 31, 2007 concerning oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits substantially related to labor and civil claims, to enable us to estimate and record the provision of related contingencies was remediated during 2008 and no longer is a material weakness

Attestation Report of the Independent Registered Public Accounting Firm

     For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated June 30, 2009, on the effectiveness of our internal control over financial reporting as of December 31, 2008, see “Item 18. Financial Statements”.

Changes in internal control over financial reporting

     Except as disclosed in the following paragraph, there was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     The material weakness identified as of December 31, 2008 relates to the lack of monitoring controls over the process for the identification, accounting and disclosure of certain foreign subsidiaries incorpored in prior fiscal years and related transactions therein has been identified and included in management’s assessment. This material weakness, if not remediated, has the potential to cause a material misstatement in the future. However, we are currently taking the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over this process.

     The material weakness identified by our management and included in the Management Report on Internal Control over Financial Reporting for the year ended December 31, 2007 concerning oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits substantially related to labor and civil claims to enable us to estimate and record the provision of related contingencies was remediated during 2008 and no longer is a material weakness.

Item 16. [Reserved]

16A. Audit Committee Financial Expert

     After reviewing the qualifications of the members of our Audit Committee, our Board of Directors has determined that all three members of our Audit Committee qualify as an “audit committee financial expert,” as defined by the SEC. In addition, all of the members of out Audit Committee meet the applicable independence requirements both under Brazilian Corporate Law and under the NYSE rules.

     Our Audit Committee is permanently assisted by a consultant, who renders financial and consulting services, among others, to the members of our Audit Committee.

16B. Code of Ethics

     We have adopted a Code of Ethics in 1998, reinforcing our ethical standards and values that apply to all of our employees, including executive officers and directors.

     Given its importance, copies of the Code of Ethics were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the compromise with the established values.

     There was no amendment to or waiver from any provision of our Code of Ethics in 2008. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C. Principal Accountant Fees and Services

     Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2007 and 2008, KPMG Auditores Independentes acted as our independent auditors. The following table describes the services rendered and the related fees.

	Year ending
	December 31,

	2007	2008

	(In thousands of US$)
Audit fees	973	1,809
Audit – related fees	690	251
Tax fees	9	81
Other	4	-

Total	1,676	2,141

Audit fees

     Audit fees in 2007 and 2008 consisted of the aggregate fees billed and billable by KPMG Auditores Independentes for the audits of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

     Audit-related fees in 2007 and 2008 are fees billed by KPMG Auditores Independentes for services that are reasonably related to the performance of the audit or review of our financial statements. In 2007 and 2008, audit-related fees refer mainly to IFRS gap analysis.

Tax Fees

     Fees billed in 2007 and 2008 for professional services rendered by KPMG Auditores Independentes are for tax compliance services.

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

16D. Exemptions from the Listing Standards for Audit Committees

     We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A- 3. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Since the beginning of 2004, in accordance with the limits and provisions of CVM’s Instruction No. 10/80, our Board of Directors approved a number of share buyback programs. The following table sets forth our purchases of our equity securities in 2008:

			Total Number of	Maximum Number
		Average	Shares	of Shares that May
	Total Number of	Price Paid	Purchased as Part of	Yet Be Purchased
	Shares	per	Publicly Announced	Under the Plans or
Period	Purchased(1)	Share(1)	Plans or Programs(1)	Programs

From September 29 to October 29	10,800,000	13.66	10,800,000	-
______________
(1) Prices and volumes of our common shares and ADS above have been adjusted to reflect the stock split that occurred on January 22, 2008.

     From March to June 2008, our Board of Directors approved four buyback programs, authorizing us to acquire up to 10,800,000 of our shares to be held in treasury for subsequent sale or cancellation. No shares were acquired through any of these buyback programs.

     On September 26, 2008 our Board of Directors approved another buyback program to last from September 29, 2008 to October 29, 2008 authorizing us to acquire up to 10,800,000 shares to be held in treasury for subsequent sale or cancellation. During the buyback program, we have acquired the maximum amount of 10,800,000 shares.

     On December 3, 2008, our shareholders approved at an extraordinary shareholders’ meeting the cancellation of the 10,800,000 shares held in treasury. As a result of the cancellation, our capital stock became comprised of 793,403,838 registered common shares with no par value.

     From January to February 2009, our Board of Directors approved two buyback programs, authorizing us to acquire up to 9,720,000 of our shares to be held in treasury for subsequent sale or cancellation. No shares were acquired through any of these buyback programs.

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

Significant Differences between our Corporate Governance Practice and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

      The NYSE rules require that a majority of the board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Mr. Benjamin Steinbruch, our Chief Executive Officer, is also the Chairman of our Board of Directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our Board of Directors do not typically meet in executive session.

Nominating and Corporate Governance Committee

     NYSE rules require that listed companies have a nominating and corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under Brazilian Corporate Law to have, and currently we do not have, a nominating and a corporate governance committee.

Compensation Committee

     NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have, and currently do not have, a compensation committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual shareholders’ meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. We have established an Audit Committee, which is equivalent to a U.S. audit committee, provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three members elected by our Board of Directors for a one-year term of office. The current members of our Audit Committee are Dionísio Dias Carneiro Netto, Fernando Perrone and Yoshiaki Nakano. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics applicable to all our employees, including our executive officers and directors. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our Code of Ethics, see “Item 16B. Code of Ethics.”

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. We currently do not have any such plan and, pursuant to our bylaws, we would require shareholder approval to adopt an equity compensation plan. Shareholder approval may be required, however, if an equity compensation plan would require an increase in our authorized capital to be implemented.

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law, our Code of Ethics or institutional handbook:

  insider trading policy for securities issued by us;

  disclosure of material facts;

  disclosure of annual financial reports;

  confidential policies and procedures; and

  Sarbanes-Oxley Disclosure Committee’s duties and activities.

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item. See “Item 18. Financial Statements.”

PART III

Item 18. Financial Statements

     The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu and KPMG Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	FS-R1
Reports of Independent Registered Public Accounting Firms	FS-R2
Consolidated financial statements:
Balance sheets as of December 31, 2007 and 2008	FS-1
Statements of income for the years ended December 31, 2006, 2007 and 2008	FS-3
Statements of cash flows for the years ended December 31, 2006, 2007 and 2008	FS-4
Statements of changes in stockholders’ equity and comprehensive income for the years ended December 31, 2006, 2007 and 2008	FS-7
Notes to consolidated financial statements	FS-9

Item 19. Exhibits

Exhibit	Description

Number
1.1	Bylaws of CSN, as amended to date.
2.1	Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended as of November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F- 6 relating to the ADSs (File n° 333-115078) filed with the SEC on April 30, 2004).
8.1	List of subsidiaries
10.1*	Equity Swap Agreement, originally dated as of July 11, 2008 between CSN Madeira Ltda. and Goldman Sachs International.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification of Chief Executive Officer.
13.2	Section 906 Certification of Chief Financial Officer.
15.1	Management’s report dated June 30, 2009, on the effectiveness of our internal control over financial reporting as of December 31, 2008.
15.2	Consent of Golder Associates S.A.
_____________
*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2009	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Chief Financial Officer

Companhia Siderúrgica Nacional and
Subsidiaries
Consolidated Financial Statements
For the Years Ended December 31,
2006, 2007 and 2008
And Reports of Independent Registered Public Accounting Firms

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Companhia Siderúrgica Nacional:

We have audited Companhia Siderúrgica Nacional (the Company’s) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. A material weakness related to monitoring controls over the process for the identification, accounting and disclosure of certain foreign subsidiaries incorporated in prior years and related transactions therein has been identified and included in management’s assessment. This material weakness, if not remediated, has the potential to cause a material misstatement in the future. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008, of the Company and its subsidiaries. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 30, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2008, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Auditores Independentes

São Paulo, SP - Brazil
June 30, 2009

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Companhia Siderúrgica Nacional:

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and its subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Siderúrgica Nacional’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Independentes

São Paulo, SP - Brazil
June 30, 2009

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity and cash flows of COMPANHIA SIDERÚRGICA NACIONAL and subsidiaries (“the Company”) for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of its operations, the changes in stockholders’ equity and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

By: /s/ Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 29, 2007 (except with respect to the matters discussed in Note 14.b, as to which the date is January 22, 2008)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2007	2008

Current assets
Cash and cash equivalents	1,213	3,542
Derivative assets	813	127
Financial instruments guarantee margin	-	1,059
Trade accounts receivable
Related parties	-	78
Other	559	409
Inventories	1,152	1,165
Recoverable taxes	92	160
Deferred income taxes	310	317
Insurance claim	105	-
Receivables from related parties	-	42
Other accounts receivable	205	270
Other	216	138

	4,665	7,307

Property, plant and equipment, net	4,824	3,543

Investments in affiliated companies	399	2,588

Goodwill	166	127

Other assets
Restricted deposits for legal proceedings	996	893
Receivables from related parties	201	659
Deferred income taxes	334	336
Prepaid pension cost	138	-
Recoverable taxes	87	82
Other accounts receivable	67	46
Other	188	128

	2,011	2,144

	12,065	15,709

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Liabilities and stockholders’ equity	As of December 31,

	2007	2008

Current liabilities
Trade accounts payable
Related parties	14	81
Other	719	739
Payroll and related charges	84	68
Taxes payable	399	183
Dividends and Interest on stockholders’ equity	298	432
Current portion of long-term debt	872	1,296
Accrued finance charges	104	107
Derivative liabilities	146	686
Other accounts payable	134	131
Other	95	90

	2,865	3,813

Long-term liabilities
Accrued pension cost	-	60
Long-term debt and debentures	3,647	3,436
Due to related parties	-	3,079
Accrual for contingencies and disputed taxes payable	1,943	1,618
Taxes payable in installments	437	270
Deferred income taxes	332	14
Other	153	103

	6,512	8,580

Stockholders’ equity
Common stock – 1,200,000,000 shares (no par value) authorized – 816,203,838 shares issued at December 31, 2007 and 793,403,838 at December 31, 2008 – outstanding shares:
769,469,454 at December 31, 2007 and 758,669,454 at
December 31, 2008	2,447	2,447
Capital surplus	53	53
Treasury stock – 46,734,384 shares at December 31, 2007 and 34,734,384 shares at December 31, 2008	(288)	(326)

Retained earnings
Appropriated	1,188	1,920
Unappropriated	293	692
Accumulated other comprehensive loss	(1,005)	(1,470)

	2,688	3,316

	12,065	15,709

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Expressed in millions of United States dollars, except share and per share data

	Years ended December 31,

	2006	2007	2008

Operating revenues
Domestic sales	3,550	5,283	7,377
Export sales	1,263	1,695	1,830

	4,813	6,978	9,207
Sales taxes	(899)	(1,305)	(1,835)
Discounts, returns and allowances	(68)	(156)	(185)

Net operating revenues	3,846	5,517	7,187
Cost of products sold	(2,102)	(3,076)	(3,576)

Gross profit	1,744	2,441	3,611

Operating expenses
Selling (includes allowance for doubtful accounts of US$nil in 2006, US$3 in 2007 and US$51 in 2008)	(167)	(310)	(412)
General and administrative	(148)	(185)	(219)
Other income (expense)	(149)	(85)	(136)

	(464)	(580)	(767)
Operating income	1,280	1,861	2,844

Non-operating income (expenses), net
Financial income (expenses), net	(533)	(219)	(380)
Foreign exchange and monetary gain (loss), net	218	438	(1,265)
Gain on dilution of interest in subsidiary	-	-	1,667
Other	22	81	75

	(293)	300	97
Income before income taxes and equity in results of affiliated companies	987	2,161	2,941

Income tax benefit (expense)
Current	(198)	(619)	(615)
Deferred	(98)	85	201

	(296)	(534)	(414)

Equity in results of affiliated companies	58	76	127

Net income	749	1,703	2,654

Basic earnings per common share	0.97	2.21	3.46

Weighted average number of common shares outstanding (in thousands)	772,302	769,749	767,033

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2006	2007	2008

Cash flows from operating activities
Net income for the year	749	1,703	2,654
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	205	397	341
Foreign exchange and monetary loss (gain), net	(218)	(438)	1,265
Interest accrued	302	246	345
Accrual for contingencies and disputed taxes payable	282	47	48
Accrual for derivatives	218	(415)	294
Gain on sale of short-term investments	-	(65)	-
Gain on dilution of interest in Namisa	-	-	(1,667)
Deferred income tax expense (benefit)	98	(85)	(201)
Equity in results of affiliated companies	(58)	(76)	(127)
Allowance for doubtful accounts	-	3	51
Other	(9)	(24)	(166)

Decrease (increase) in operating assets
Trade accounts receivable	(209)	152	(137)
Inventories	(326)	97	(408)
Recoverable taxes	(31)	49	(134)
Insurance claim	(208)	-	-
Prepaid Pension Cost	-	(89)	133
Other	(126)	(48)	(62)

Increase (decrease) in operating liabilities
Trade accounts payable	187	(54)	336
Payroll and related charges	28	11	6
Taxes payable	135	64	(229)
Accrued pension cost	(35)	-	76
Interest paid	(363)	(381)	(393)
Other	298	170	42

Net cash provided by operating activities	919	1,264	2,067

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2006	2007	2008

Cash flows from investing activities
Additions to property, plant and equipment	(706)	(632)	(886)
Proceeds from sale of short-term investments	187	437	-
Purchase of short-term investments and debt securities	(353)	-	-
Restricted deposits from legal proceedings	(19)	(561)	(176)
Business acquisitions, net of cash acquired	(28)	(348)	-
Proceeds received from insurance claims	90	134	160
Proceeds from settlement of derivative instruments	-	-	1,006
Financial instruments guarantee margin	-	-	(1,347)
Loans to related parties	(10)	(121)	(49)

Net cash used in investing activities	(839)	(1,091)	(1,292)

Cash flows from financing activities
Short-term debt, net	(762)	-	-
Proceeds from prepayment agreements	-	-	3,041
Intercompany loan	-	-	(500)
Long-term debt
Proceeds	2,082	1,659	1,630
Repayments	(733)	(1,397)	(919)
Treasury stock	(17)	(32)	(147)
Dividends and interest on stockholders' equity	(833)	(352)	(1,238)

Net cash provided by (used in) financing activities	(263)	(122)	1,867

Effects of changes in exchange rates on cash and cash equivalents	(99)	203	(313)

Increase (decrease) in cash and cash equivalents	(282)	254	2,329

Cash and cash equivalents, beginning of year	1,241	959	1,213

Cash and cash equivalents, end of year	959	1,213	3,542

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2006	2007	2008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest	363	381	393
Income taxes	79	821	446

Business acquisitions:
Fair value of assets acquired	215	475	-
Fair value of liabilities assumed	(183)	(35)	-
Total purchase price	32	440	-
Amount payable		(90)	-
Cash acquired	(6)	(2)	-
Purchase price, net of cash acquired	28	348	-

Supplemental noncash financing and investing activities:
Interest on stockholders' equity and dividends unpaid in the year	81	298	432
Effects of FASB Statement No. 158, net of taxes, recognized as accumulated other comprehensive income	38	234	(239)
Changes in fair value of available-for-sale securities, net of taxes, recognized as accumulated other comprehensive income	24	(30)	4

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2006	2007	2008

Movement of Common Shares (quantities):
Balance, beginning of year	774,546,138	772,240,338	769,469,454
Treasury stock acquisition	(2,305,800)	(2,770,884)	(10,800,000)

Balance, end of year	772,240,338	769,469,454	758,669,454

Common stock
Balance, beginning and end of year	2,447	2,447	2,447
Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	(239)	(256)	(288)
Stock acquisition	(17)	(32)	(147)
Stock cancellation	-	-	109

Balance, end of year	(256)	(288)	(326)

The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
 Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2006	2007	2008

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	272	317	998
Transfer from unappropriated retained earnings	45	681	778

Balance, end of year	317	998	1,776

Legal reserve
Balance, beginning of year	144	157	190
Transfer from (to) unappropriated retained earnings	13	33	(46)

Balance, end of year	157	190	144

Total balance, end of year	474	1,188	1,920

Unappropriated retained earnings
Balance, beginning of year	77	(146)	293
Net income	749	1,703	2,654
Dividends and interest on stockholders’ equity (US$1.18, US$0.71 and US$1.86 per share, in 2006, 2007 and 2008, respectively)	(914)	(550)	(1,414)
Stock cancellation	-	-	(109)
Appropriation to reserves, net	(58)	(714)	(732)

Balance, end of year	(146)	293	692

Total retained earnings	328	1,481	2,612

Accumulated other comprehensive loss
Adoption of FASB Statement No. 158
Balance, beginning of year	-	38	272
Change in the year, net of deferred tax benefit (expense) US$(20) tax in 2006, US$(124) in 2007 and US$123 in 2008	38	234	(239)
Balance, end of year	38	272	33

Unrealized gain (loss) on available-for-sale securities
Balance, beginning of year	-	24	(6)
Change in the year, net of deferred tax benefit (expense) US$(12) tax in 2006, US$15 in 2007 and US$(2) in 2008	24	(30)	4
Balance, end of year	24	(6)	(2)

Foreign exchange loss of long-term investment nature
Balance, beginning of year	-	-	-
Change in the year, net of current tax benefit of US$194	-	-	(376)

Balance, end of year	-	-	(376)

Cumulative translation adjustment
Balance, beginning of year	(1,745)	(1,587)	(1,271)
Change in the year	158	316	146

Balance, end of year	(1,587)	(1,271)	(1,125)

Total accumulated other comprehensive loss	(1,525)	(1,005)	(1,470)

Total stockholders’ equity	1,047	2,688	3,316

Comprehensive income:
Net income for the year	749	1,703	2,654
Effect of Statement 158, net of taxes	-	234	(239)
Changes in fair value of available-for-sale securities, net of taxes	24	(30)	4
Foreign exchange loss of long-term investment nature	-	-	(376)
Translation adjustments for the year	158	316	146
Total comprehensive income	931	2,223	2,189

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

	Direct and Indirect Ownership interest (%)		Main activities

Companies	2007	2008

Full consolidation
CSN Energy	100.00	100.00	Holding Company
CSN Export	100.00	100.00	Financial operations and trading
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI (1)	100.00	100.00	Financial operations
CSN Overseas	100.00	100.00	Financial operations and holding company
CSN Panama	100.00	100.00	Financial operations and holding company
CSN Steel	100.00	100.00	Financial operations and holding company
Sepetiba Tecon	99.99	99.99	Maritime port services
CSN I (2)	99.00	-	Holding company
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia. Metalic Nordeste	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL (2)	99.99	-	Steel products service center
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Energia	100.00	100.00	Trading of electricity
Nacional Minérios	99.99	-	Mining and holding company
CSN Aceros	100.00	100.00	Holding company
CSN Cayman	100.00	100.00	Financial operations and trading
CSN Iron	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel industry
CSN LLC Holding Corp	100.00	100.00	Holding company
Companhia Siderúrgica Nacional Partner LLC	100.00	100.00	Holding company
Energy I	100.00	100.00	Holding company
Tangua	100.00	100.00	Holding company
CSN Madeira	100.00	100.00	Financial operations and holding company
Cinnabar	100.00	100.00	Financial operations and holding company
Hickory	100.00	100.00	Financial operations and trading
Lusosider Projectos Siderúrgicos	100.00	100.00	Holding company
Lusosider Aços Planos	99.94	99.94	Steel industry
CSN Finance	100.00	100.00	Financial operations and holding company

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

CSN Holdings	100.00	100.00	Financial operations and holding company
Cia Metalúrgica Prada (Prada)	99.99	99.99	Package production
GalvaSud	100.00	99.99	Steel industry
Pelotização Nacional (1)	99.99	-	Mining and holding company
Minas Pelotização (1)	99.99	99.99	Mining and holding company
CSN Aços Longos (1)	99.99	99.99	Steel and metal products industry and trading
Nacional Siderurgia (1)	99.99	99.99	Steel industry
CSN Gestão de Recursos Financeiros (1)	99.99	99.99	Financial operations and holding company
Congonhas Minérios (1)	99.99	99.99	Mining and holding company
CSN Acquisitions (1)	100.00	100.00	Financial operations and holding company
Companhia de Fomento Mineral (1) (2)	100.00	-	Mining and holding company
MG Minérios (1)	99.99	-	Mining and holding company
Inversiones CSN Espanha S.L. (1)	100.00	-	Financial operations and holding company
CSN Finance B.V. (Netherlands) (1)	100.00	100.00	Financial operations and holding company
International Investment Fund - IIF	100.00	100.00	Financial operations and holding company
Itamambuca	99.93	99.93	Mining and holding company
Arame Corporation	100.00	100.00	Dormant company
TdBB	100.00	100.00	Dormant company
International Charitable Corporation	100.00	100.00	Dormant company

Not consolidated
Nacional Minérios	-	59.99	Mining and holding company
Pelotização Nacional (1)	-	59.99	Mining and holding company
MG Minérios (1)	-	59.99	Mining and holding company
NMSA Madeira Lda. (3)		60.00	Financial operations and trading
Inversiones CSN Espanha S.L. (1)	-	60.00	Financial operations and holding company
Itá Energética	48.75	48.75	Electricity Generation
Transnordestina Logística (4)	46.88	84.50	Railroad transportation
MRS Logística	37.27	33.27	Railroad transportation

Exclusive investment funds consolidated
Mugen – Fundo de Investimento Multimercado	100.00	100.00	Investment funds
Diplic – Fundo de Investimento Multimercado	100.00	100.00	Investment funds

(1) Companies incorporated during 2007.
(2) Companies merged during 2008.
(3) Company incorporated during 2008.
(4) Former Companhia Ferroviária do Nordeste (CFN).

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with the accounting practices derived from the Brazilian Corporation Law, rules and regulations of the Comissão de Valores Mobiliários – the Brazilian Securities Commission or CVM.

The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's primary functional currency, into U.S. dollars, the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS 52”). Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$1.7713 and R$2.3370 to US$1.00 at December 31, 2007 and December 31, 2008, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable periods. Treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred. Certain consolidated foreign subsidiaries have the U.S. dollar as their functional currency since their primary economic environment and cash flows are generated in this currency. Accordingly, these foreign subsidiaries do not generate gains and losses from exchange rate fluctuations when translating the Company’s consolidated financial statements into the reporting currency U.S. dollar.

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

(b) Basis of consolidation

The consolidated financial statements include the financial statements of CSN and its majority owned subsidiaries, except for our non-consolidated majority-owned subsidiary Namisa, which we deconsolidated as from December 30, 2008 upon Big Jump acquisition and dilution of our interest in Namisa, as further detailed in Note 10.

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

(e) Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Allowance is provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

(g) Investments in affiliated companies and other investments

The Company uses the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Investments in which the Company has a majority interest, but, through stockholders’ agreements, does not have effective management control are also accounted for under the equity method. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from stockholders’ equity.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

Handling and shipping expenses are classified in the income statement as selling expenses. For the years ended December 31, 2006, 2007 and 2008 those expenses amounted to US$142, US$228 and US$264, respectively.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(l) Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143-“Accounting for Asset Retirement Obligations.” Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life. The provisions of SFAS 143 amounted to US$6 as of December 31, 2008.

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

(n) Research and development costs

Expenditures for research and development of new products for the year ended December 31, 2008 were US$17 (US$19 in 2007 and US$21 in 2006). All such costs are expensed as incurred.

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

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit employee pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit employee pension or postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The Company adopted the aforementioned provisions of SFAS 158 on December 31, 2006. The impact of adopting SFAS 158 on the Company's consolidated financial position is discussed further in Note 15. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations at their year-end balance sheet date. This requirement, which is effective for fiscal years ending after December 15, 2008, has no effect on the Company since its employee pension or postretirement medical plan assets and liabilities are already measured as of December 31, its year-end balance sheet date.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(p) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”. The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Legal costs are expensed as incurred. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. The Company maintains full provisions for such tax liabilities in accordance with FASB Statement of Concepts - CON 6 “Elements of Financial Statements” because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, unappealable judgment is issued in the Company's favor. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

(q) Employee profit participation plan

The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40% (in 2007 it was limited to one month’s salary per employee plus a specified amount of R$1,054 (US$595)). In 2008, each employee was paid two month salary. Expenses related to the employee profit participation plan in cost of sales, general and administrative expenses and selling expenses amounted to US$22, US$30 and US$30 in 2006, 2007 and 2008, respectively.

(r) Compensated absences

Compensated absences are accrued over the vesting period.

(s) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, which requires the application of the assets and liability method of accounting for income taxes. The effects of US GAAP adjustments, as well as differences between the tax basis of assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes enactment date. A valuation allowance is recorded when management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

The Company records interest and penalties related to unrecognized tax benefits in interest expense (financial income (expense), net) in the consolidated income statements.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

(x) Interest attributed to stockholders

As from January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 7.8%, 6.4% and 6.3% for the years 2006, 2007 and 2008 respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus accumulated net income and unrealized income reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay both dividends and such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2008 and 2007 with a direct charge to stockholders’ equity.

(y) Treasury stock

Treasury stock consists of the Company’s own stock which has been issued and subsequently reacquired by the Company and has not been reissued or cancelled. Such treasury stock is carried at cost of acquisition.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(z) Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 19.

(aa) Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of income. See Note 21 for additional information.

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

3 Recently issued accounting pronouncements

The following new accounting standards have been issued and were adopted by the Company as of December 31, 2008:

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. For us, SFAS No. 157 was effective as of January 1, 2008. The adoption of SFAS No. 157 did not have any material impact on our consolidated results of operations, cash flows or financial position. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS 157’s fair value measurement requirements for nonfinancial assets and liabilities, except for items that are required to be recognized or disclosed at fair value. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has no financial assets in inactive markets.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 was effective as of January 1, 2008 and had no impact on amounts presented for periods prior to the effective date. We chose not to measure items subject to SFAS No. 159 at fair value, unless required by other standards.

SFAS No. 158, "Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). In September 2006, the FASB issued SFAS No. 158, which changes the recognition and disclosure provisions and measurement date requirements for an employer’s accounting for defined benefit pension and other postretirement plans. The recognition and disclosure provisions require an employer to (1) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation – in its statement of financial position, (2) recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (3) disclose in the notes to financial statements certain additional information. SFAS No. 158 does not change the amounts recognized in the income statement as net periodic benefit cost. We were required to initially recognize the funded status of our defined benefit pension and other postretirement plans and to provide the required additional disclosures as of December 31, 2006. Retrospective application is not permitted. The adoption of SFAS No. 158 recognition and disclosure provisions are discussed in Note 15 to these consolidated financial statements.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

EITF Issue No. 06-6, "Debtor’s Accounting for a Modification (or exchange) of Convertible Debt Instruments" (EITF No. 06-6). In November 2006, the EITF reached a consensus on EITF No. 06-6. EITF No. 06-6 addresses how a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option should be considered in the issuer’s analysis of whether debt extinguishment accounting should be applied, and further addresses the accounting for a modification of a debt instrument (or an exchange of debt instruments) that affects the terms of an embedded conversion option when extinguishment accounting is not applied. EITF No. 06-6 applies to modifications (or exchanges) occurring in interim or annual reporting periods beginning after November 29, 2006, regardless of when the instrument was originally issued. Early application is permitted for modifications (or exchanges) occurring in periods for which financial statements have not been issued. There were no modifications to, or exchanges of, any of our debt instruments within the scope of EITF No. 06-6 in 2007 or 2008. The impact to us of applying EITF No. 06-6 in subsequent periods will be dependent upon the nature of any modifications to, or exchanges of, any debt instruments within the scope of EITF No. 06-6.

The following new accounting standards have been issued, but have not yet been adopted by the Company as of December 31, 2008.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement No. 142, “Goodwill and Other Intangible Assets”. For a recognized intangible asset, an entity shall disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently evaluating the potential impact of adopting these statements on our consolidated financial position or results of operations.

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

In June 2008, the EITF reached a consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an instrument that has the characteristics of a derivative instrument is indexed to an entity’s own stock, it is necessary to evaluate whether it is or would be classified in stockholders’s equity. EITF 07-5 applies to ant freestanding financial instrument or embedded feature that has all the characteristics of a derivative in accordance with Statement 133. Accordingly, the company must use two-step approach in order to make this evaluation as follows: (a) evaluate the instrument’s contingent exercise provisions, if any; and (b) evaluate the instrument’s settlement provisions. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. We are currently evaluating the impact of adoption of EITF 07-5 on our consolidated financial position or results of operations.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

In September 2008, the EITF reached a consensus on Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement”. EITF 08-5 requires issuers of liability instruments with third-party credit enhancements to exclude the effect of the credit enhancement when measuring the liability’s fair value. The effect of initially adopting the requirements is included in the change in the instrument’s fair value in the period of adoption. Entities are required to disclose the valuation technique used to measure the liabilities and to discuss any changes in the valuation techniques used to measure those liabilities in prior periods. Entities will also need to disclose the existence of a third-party credit enhancement on the entity’s issued debt. EITF 08-5 is effective for the reporting period beginning after December 15, 2008. Early adoption is permitted. We are currently evaluating the potential impact of adopting this statement on our consolidated financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. FSP FAS 133-1 and FIN 45-4 amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and clarifies Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This FSP amends Statement No. 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FIN 45 to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, FSP FAS 133-1 and FIN 45-4 clarifies the FASB’s intent that the disclosures required by Statement No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The provisions of this FSP that amend Statement No. 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. Early adoption is encouraged. We are currently evaluating the potential impact of adopting these statements on our consolidated financial position or results of operations.

In November 2008, the EITF reached consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for our fiscal year beginning January 1, 2009 and is to be applied prospectively. We are currently evaluating the potential impact of adopting this statement on our consolidated financial position or results of operations.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Post-Retirement Benefit Plan Assets” (“FSP FAS 132(R)-1”), which amends FASB Statement No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” (“FAS 132”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for our fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the potential impact of adopting this statement on our defined benefit pension and post-retirement benefit plan disclosures.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased and provides additional guidance on the Statement No. 157 disclosure requirements. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009 is not permitted. If a reporting entity elects to adopt early either FSP FAS 115-2 and FSP FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairment”, or FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, the reporting entity also is required to adopt early this FSP. Additionally, if the reporting entity elects to adopt early this Statement, FSP FAS 115-2 and FSP FAS 124-2 also must be adopted early. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. We are currently evaluating the potential impact of adopting these statements on our consolidated financial position or results of operations.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

In April 2009 the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. FSP FAS 141(R)-1 amends the provisions in Statement No. 141(R), Business Combinations, for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. No subsequent accounting guidance is provided in the FSP, and the FASB expects an acquirer to develop a systematic and rational basis for subsequently measuring and accounting for acquired contingencies depending on their nature. FSP FAS 141(R)-1 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This is the same effective date as Statement No. 141(R). We are currently evaluating the potential impact of adopting these statements on our consolidated financial position or results of operations.

In May 2009 the FASB issued SFAS No. 165, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

4 Insurance claim

On January 22, 2006, we were affected by an accident involving equipment adjacent to Blast Furnace No. 3, mainly impacting our powder collecting system. As a result of this accident the equipment production was interrupted until the end of the first semester of 2006. The cause of the accident was expressly covered by the terms of the insurance policy, as formally confirmed by the insurance company. The total losses resulting from this accident were estimated in approximately US$650, of which we received payment of US$360 during 2006.

Based on preliminary reports issued by independent consultants and on the confirmation of the insurance coverage by the insurance company, we recognized up to December 31, 2006, the amount of US$342 (R$730 million) related to costs incurred to purchase slabs from third-party sources and fixed expenses as an offset to cost of sales and US$9 (R$18 million) as an offset to cost of sales corresponding to the income in the write-off of damaged assets (net book value of approximately US$81 (R$174 million).

At December 31, 2008, we reached a final agreement with the reinsurance companies to recover US$520 (R$1,031 million) of our losses. Accordingly, we received the outstanding balance as of December 31, 2007 of US$105 (R$186 million) and an additional amount of US$55 (R$183 million), recorded as other operating income.

5 Business acquisitions

CFM (Cia. de Fomento Mineral)

In order to strengthen the Company´s position as a player in the iron ore market, the Company acquired 100% of the capital of Companhia de Fomento Mineral e Participações (“CFM”), a mining company located in the State of Minas Gerais, for US$400 and additional US$40 in the case of no contingent liabilities were raised. In October 2008, the Company was released from paying this latter installment of US$40 since potential labor contingencies were discovered. The Company accounted for this acquisition using Statement of Financial Accounting Standards No. 141 - Business Combinations (“SFAS 141”) and Statement of Financial Accounting Standards No. 142 – Goodwill and Other Intangible Assets (“SFAS 142”). Accordingly, the results of operations for the acquired business are included in the accompanying consolidated statements of income beginning June 2007, the closing date of the acquisition, and the related assets and liabilities were recorded based upon their relative fair values as of the acquisition date.

Management’s allocation of the purchase price considerations at the acquisition date, based on the valuation of the acquired assets and liabilities performed by an unrelated third-party appraiser, was as follows:

Current assets
Cash and cash equivalents	2
Trade accounts receivable	3
Inventories	13
Prepaids and other assets	9

Property, plant and equipment	667
Current liabilities	(35)

Deferred taxes liabilities	(219)

Initial purchase price	440
Contingent consideration resolved	(40)
Final purchase price	400

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

6 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2006	2007	2008	2008	2008

			Brazil	Foreign	Total
Income (loss) before income taxes and equity in results of affiliated companies	987	2,161	3,225	(284)	2,941

Federal income tax and social contribution at statutory rates	(336)	(735)	(1,097)	96	(1,001)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	28	40	39	-	39
Nontaxable foreign exchange gain (loss) from subsidiaries or taxed at different rates	-	159	-	(95)	(95)
Nontaxable gain on dilution of interest in Namisa	-	-	567	-	567
Reductions (additions) to valuation allowance	2	(12)	(22)	1	(21)
Reversal of disputed taxes payable (penalties)	18	-	-	-	-
Tax incentives	8	10	5	-	5
Other permanent differences	(16)	4	91	1	92

Income tax expense per consolidated statements of income	(296)	(534)	(417)	3	(414)

Income tax expense for the years ended December 31, 2006, 2007 and 2008 consist of:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	2006			2007			2008

	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total

Brazil	(179)	(113)	(292)	(551)	72	(479)	(609)	192	(417)
Foreign	(19)	15	(4)	(68)	13	(55)	(6)	9	3

Total	(198)	(98)	(296)	(619)	85	(534)	(615)	201	(414)

For the years ended December 31, 2006, 2007 and 2008, income (loss) from continuing operations before income taxes and equity in results of affiliated companies consists of the following:

	Years ended December 31,

	2006	2007	2008

Brazil	944	1,562	3,225
Foreign	43	599	(284)

Total	987	2,161	2,941

The major components of deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	As of December 31,

	2007	2008

Current assets
Tax loss carryforwards	2	143
Inventories – basis difference	16	16
Expenses deductible when paid	286	144
Other	6	56

Current deferred tax assets	310	359

Non-current assets
Tax loss carryforwards	103	93
Deferred charges – basis difference	37	6
Provision for contingencies	194	186
Expenses deductible when paid	48	67
Accrued pension cost	-	12

Total non-current deferred tax assets	382	364

Total deferred tax assets	692	723

Valuation allowance
Balance, beginning of year	(35)	(48)
Additions	(12)	(22)
Reductions	-	1
Translation adjustment	(1)	(1)

Balance, end of the year	(48)	(70)

Non-current deferred tax liability
Property, plant and equipment – basis difference	(285)	(14)
Prepaid pension cost	(47)	-

Total non-current deferred tax liabilities	(332)	(14)

Net deferred tax asset	312	639

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The tax loss carryforwards and social contribution negative basis, in the amount of US$711 as of December 31, 2008 will expire as follows:

Expiration dates	Amount

December 31, 2009	6
December 31, 2010	-
December 31, 2011	37
December 31, 2012	-
December 31, 2013	22
December 31, 2014	2
2023 and thereafter	81
Indefinite	563

Total tax loss carryforwards	711

The valuation allowance for deferred tax assets as of December 31, 2008 was US$70 (US$48 as of December 31, 2007). The net change in the total valuation allowance during 2008 was an increase of US$22 (an increase of US$12 in 2007). The valuation allowance at December 31, 2007 and 2008 was primarily related to tax loss carryforwards generated by certain foreign subsidiaries that, in the judgment of management are not more likely than not to be realized in the near future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company’s deferred tax assets, net of valuation allowance, are expected to be realized based on actual levels of our past taxable income and our expectation of sustaining similar levels of profitability in the short, medium and long-terms.

	Pretax book income	Taxable income

2005	1,282	1,772
2006	987	787
2007	2,161	1,795
2008	2,941	564

As of December 31, 2008, the undistributed earnings of the Company’s foreign subsidiaries have been invested and will continue to be indefinetly invested in their operations. These undistributed earnings of the Company´s foreign subsidiaries amounted to US$664 as of December 31, 2008. If circumstances change and the Company decides to repatriate these undistributed earnings, the tax liability in lieu thereof will amount to US$226.

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

A reconciliation of the unrecognized tax benefits (principal) is as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	2007	2008

Balance, beginning of year	311	444
Additions for tax positions of current year	63	42
Translation adjustments	70	(116)

Balance, end of year	444	370

The balance of total unrecognized tax benefits above at December, 31 2008 contains potential benefits of US$370 (US$444 in 2007) that, if recognized, would affect the effective rate on income from continuing operations.

In addition to the amounts above, interest on unrecognized tax benefits as of December 31, 2007 and 2008, amounts to US$125 and US$134, respectively, which were included in accrual for contingencies in the balance sheet and US$39 and US$50 accrued during 2007 and 2008, respectively, were included in financial income (expense), net in the consolidated statement of income.

In addition, the Company does not expect that these unrecognized tax benefits will change significantly within the next twelve months.

The Company’s major tax jurisdiction is Brazil. The Brazilian tax returns are open to examination by the respective tax authorities for the years beginning in 2004.

7 Cash and cash equivalents

	As of December 31,

	2007	2008

Cash in hand and bank deposits
Local currency	101	98
Time deposits
U.S. dollars	491	2,844
Local currency	621	600

Total	1,213	3,542

Management has been investing surplus cash in time deposits with maturities of three months or less when purchased.

8 Trade accounts receivable

	As of December 31,

	2007	2008

Domestic	431	521
Export primarily denominated in U.S. dollars	192	60

	623	581
Allowance for doubtful accounts	(64)	(94)

Total	559	487

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Supplementary information – valuation account for accounts receivable:

Allowance for Doubtful Accounts

Balance as of December 31, 2006	(51)

Additions – charged to selling expenses	(4)
Amounts written-off	1
Translation adjustment	(10)

Balance as of December 31, 2007	(64)

Additions – charged to selling expenses	(51)
Amounts written-off	6
Translation adjustment	15

Balance as of December 31, 2008	(94)

9 Inventories

	As of December 31,

	2007	2008

Finished goods	380	256
Products in process	184	302
Raw material	405	484
Maintenance supplies	158	121
Other	25	2

Total	1,152	1,165

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

10 Investments in affiliated companies and companies under common control

	As of and for the years ended December 31

	Direct Ownership 2007	Direct/Indirect Ownership 2008	Investments		Equity in results of affiliated companies

Investments in affiliated	Total	Total	2007	2008	2006	2007	2008

companies
Logistic Segment
MRS Logística.	37.27%	33.27%	251	243	61	73	120
Transnordestina	46.88%	84.50%	-	104	-	-	(7)
Itá Energética	48.75%	48.75%	148	114	8	11	14

Sub-total			399	461	69	84	127

Mining Segment
Namisa (1)	100%	59.99%	-	2,127	-	-	-

Total			399	2,588	69	84	127

Provision for loss on investments
Logistic segment
Transnordestina	46.88%	84.50%	(31)	-	(11)	(8)	-

Total					58	76	127

(1) We sold 40% of Namisa’s voting interest on December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale. In 2007, Namisa was fully consolidated.

MRS Logística (“MRS”)

The interest in this railroad network was acquired through participation in consortia which obtained, in privatization auctions, the concessions to operate the railway networks of the Rede Ferroviária Federal. MRS provides the principal means of transporting the Company’s raw materials to the Presidente Vargas Steelworks facility. As of December 31, 2008, the Company had direct ownership in MRS’ capital of 22.93% and indirect ownership of 6% through Namisa and 4.3377% through IIF, totaling 33.27% of MRS capital.

Transnordestina Logística S.A. (“Transnordestina”)

The Company’s aim is to help CFN improve the efficiency and reliability of its railway networks. On November 30, 2003, the Company increased its interest in CFN from 32.40% to 49.99% by acquiring from CVRD its interest and during 2006, 4.21% of the investment was transfered to BNDES in connection with “Transnordestina” project, and in 2007 the Company increased its ownership by 1.10% to 46.88% .

In the General Meeting held on May 12, 2008, CFN’s name was changed to Transnordestina Logística S.A. (“Transnordestina”) and at the same date CSN increased its ownership in Transnordestina to 71.24% through use of its advances for future capital increase in the amount of US$81 (R$136 million). Further, on November 17, 2008, CSN increased its ownership to 84.50% by capitalization of US$111 (R$254 million). In association with the Brazilian Federal Government, the Company will invest R$2.1 billion in CFN to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and will play an important role in the development of Brazil’s Northeast region. Completion is scheduled for 2010. Transnordestina is jointhy - controlled by as and Taquari Participações S.A. pursuant to a shareholder´s agreement dated november 27, 1997, as amended on May 6, 1999 and on November 7, 2003.

ITÁ Energética S.A. (“ITASA”)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Itasa has an ownership of 60.5% in the Consortium Itá, created to explore Itá Hydrelectric Plant, in accordance with the concession contract signed on December 28, 1995 and its addendum No.1 dated of July 31, 2000 celebrated between the National Agency of Electric Energy (“ANEEL”) and the consorted companies Itasa and Tractebel Energia S.A. (former “Centrais Geradoras do Sul do Brasil – Gerasul”).

We hold 48.75% of the subscribed capital and of the total common shares issued by Itasa, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. One of its roles is to engage suppliers and contractors and obtain lines of credit and financings and negotiate adequate guarantees to the borrowings.

Nacional Minérios S.A. (“Namisa”)

On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid up by Big Jump Energy Participações S.A. (“Big Jump”), a company whose shareholders are Brazil Japan Iron Ore Corporation (“BJIOC”) and Posco, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 59.99% . BJIOC is a company incorporated by a consortium formed by the Japanese companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries Ltd, Kobe Steel Ltd and Nisshin Steel Co Ltd, and the Korean company, Posco. Big Jump paid in cash for Namisa’s shares the amount of US$3,041. Upon acquisition, the new corporate structure of Namisa by which Big Jump holds 40% and CSN holds 59.99% of Namisa’s shares and also based on the Shareholders’ Agreement signed by both parties, the Company’s management concluded that Namisa’s balance sheet should be deconsolidated on December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale and dilution. For deconsolidating Namisa, the Company analyzed and applied EITF No.96-16 – “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”) with the purpose of determining whether the minority rights held by the minority shareholder overcome the presumption of SFAS 94 – “Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94”) that all majority-owned investees should be consolidated. Based on the analysis of EITF 96-16, it was concluded that the Asian consortium has effective and significant participation rights rather than protective rights. Substantive minority rights that provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee’s ordinary course of business, although also protective of the minority shareholder’s investment, should overcome the presumption in SFAS 94 that the investor with a majority voting interest should consolidate its investee. Particularly with respect to our non-consolidated subsidiary Namisa, we may be required to reacquire all ownership interest of our Asian partners in the event of a dead-lock with respect to a material issue under our shareholders’ agreement. We and Big Jump Energy Participações S.A. have entered into a shareholders’ agreement in order to govern our joint-control of Namisa. Under certain situations provided for in the shareholders’ agreement, a dead-lock resolution process may be established. This procedure requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In the event the dead-lock remains, the shareholders’ agreement provides for call and put options, which entitles Big Jump Energy Participações S.A. to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of Big Jump Energy Participações S.A. in Namisa, in each case for the fair market value of the respective shares.

The Company and Namisa have signed long-term contracts to ensure supply of iron ore (“run of mine”) extracted from Casa de Pedra mine, and port services rendered by CSN. These contracts have been prepaid by the consorted companies abovementioned at the same amount of US$3,041, recorded as due to related parties in long-term liabilities.

Namisa’s operations are fully integrated and include rail transportation access guaranteed by a long-term contract signed with MRS. At this transaction, CSN capitalized Namisa by transfer of 10% of its ownership in MRS’ capital.

Upon the sale of Namisa’s shares and dilution, CSN adopted income statement recognition as its accounting policy and, accordingly, recorded a net non-operating gain on 40%-dilution of its interest in the amount of US$1,667, as detailed below:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Amount	Percentage	Gain (loss)

Namisa's net equity before capital increase by Big Jump, represented by 287,303,436 shares	395	40%	(158)
Capital increase by Big Jump through issuance of 187,749,249 new shares (US$1.48 per share plus additional paid in capital of US$14.72 per share)	3,041	60%	1,825

Net non-taxable gain on dilution of interest in Namisa			1,667

The gain of US$1,667 abovementioned is non-taxable since a dilution of interest is not considered as a capital gain in accordance with Brazillian tax legislation.

11 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2007	2008

Logistics
MRS Logística	6	4

	6	4

Mining
ERSA	43	32

	43	32

Steel
GalvaSud	60	47
Prada	53	40
Lusosider Projectos Siderúrgicos	4	4

	117	91

	166	127

12 Property, plant and equipment

	As of December 31, 2007

	Cost	Accumulated Depreciation	Net

Land	73	-	73
Buildings	314	(37)	277
Equipment	4,434	(1,530)	2,904
Furniture and fixtures	60	(45)	15
Mines and reserves	677	(17)	660
Other	178	(91)	87

	5,736	(1,720)	4,016
Construction in
progress	808	-	808

	6,544	(1,720)	4,824

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	As of December 31, 2008

	Cost	Accumulated Depreciation	Net

Land	59	-	59
Buildings	335	(43)	292
Equipment	2,699	(489)	2,210
Furniture and fixtures	51	(38)	13
Mines and reserves	7	-	7
Other	138	(55)	83

	3,289	(625)	2,664
Construction in progress	879	-	879

	4,168	(625)	3,543

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2006, 2007 and 2008, capitalized interest amounted to US$10, US$37 and US$116, respectively.

As of December 31, 2007 and 2008, the fixed assets securing financial obligations amounted to US$27 and US$21, respectively.

13 Loans and financing

	As of December 31,

	2007				2008

	Current portion		Long-term		Current portion		Long-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-export financing (e)	15		414		21		583
Securitized Receivables (c)		72		388		88		300
Euronotes (d)		275		950	-	-	-	950
Perpetual notes (b)	-	-	-	750	-	-		750
Financed imports	35		50		33	-	42	-
BNDES/Finame			44	2	4	-	43	3
Advances on export contracts	190		110		973	-	100	-
Other		58		133		99		50

	240	405	618	2,223	1,031	187	768	2,053

Denominated in
Brazilian Reais

BNDES/Finame (f)	44		398	25	73	2	298	21
Debentures (a)	181		339		-		257
Other		2	5	39	-	3	2	37

	225	2	742	64	73	5	557	58

	465	407	1,360	2,287	1,104	192	1,325	2,111

Total of loans and financing	872		3,647		1,296		3,436

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

a. In December 2003, the Company issued R$900 million (US$312 translated using the exchange rate as of the date of the transaction) of real-denominated debentures in three tranches: a R$250 million (US$85.5 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 106.5% of CDI, a R$400 million (US$136 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 107% of CDI, and a R$250 million (US$190.5 translated at the exchange rate as of the date of the transaction) tranche with a five-year maturity, indexed to the IGP-M and bearing interest at 10% per annum.

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600 million (US$257 translated at the December 31, 2008 exchange rate). Compensation interest is applied to the face value balance of these debentures, representing the Cetip’s 103.6% of CDI, and the maturity of the face value is scheduled for February 2012, without early redemption option. The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

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

In March 2004, through the subsidiary CSN Islands VII, the Company issued Bonds in the amount of US$275, which bears interest of 10.75% . These Bonds mature September 2008, and were liquidated during 2008.

During 2005, the Company issued Bonds through its subsidiary CSN Islands IX in the total amount of US$400, which bears annual interest rates of 10.5% and mature in 2015.

e. Comprised of various bank loans which bear interest rates ranging between 3.45% and 6.04% p.a. and have maturity dates from 2012 through 2014.

f. In January 2007, the Company entered into two new financing contracts of US$398 with BNDES which amounted to US$371 (including current and long-term portion) as of December 31, 2008, and bear annual interest of 8.7% and 9.7% with maturity date in 2014. The proceeds will be used in certain mining and logistics projects.

Loans with certain agents contain restrictive clauses, with which the Company is in compliance.

At December 31, 2008, the current portion of long-term debt and long-term portion of the Company’s indebtedness had annual interest rates as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 2.7 to 14.0	73	1
Other	7.96	-	4

		73	5

Denominated in foreign currency

United States dollar	Zero to 9.55	1,031	186
Euro	6.34	-	1

		1,104	192

		1,296

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 2.7 to 14.0	298	2
General price index (“IGP-DI”)	IGP-DI plus 7.9	2	-
Interbank Certificate of Deposit (“CDI”)	103.6% of CDI	257	6
Others	4.19 to 7.96	-	50

		557	58

Denominated in foreign currency

United States dollar	Zero to 10.5	768	2,028
Euro	3.89	-	25

		1,325	2,111

		3,436

Indices (average) and foreign currency variation applied to debt in each year are as follows:

	%

	2006	2007	2008

TJLP – Long-term interest rate	7.8	6.4	6.3
CDI – Interbank deposit certificate	13.2	11.7	12.3
IGPM – General index of market price	3.8	7.8	9.8
United States dollar exchange rate change	(8.7)	(17.2)	31.9
Euro exchange rate	1.8	(7.5)	24.1

The long-term portion of the Company’s debt outstanding at December 31, 2008 becomes due as follows:

2010	329
2011	353
2012	622
2013	812
2014 and thereafter	570
Perpetual securities	750

Total	3,436

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Security for the Company’s debt outstanding at December 31, 2008 was as follows:

Property, plant and equipment	21
Corporate guarantees	41
Imports	36
Bank guarantee	50

Total	148

14 Stockholders’ equity

(a) Capital

On December 31, 2007 and 2008, shares issued were 816,203,838 and 793,403,838, respectively, common shares (post split) with no par value. Outstanding shares were 769,469,454 as of December 31, 2007 and 758,669,454 as of December 31, 2008. The decreases in number of shares in 2008 as compared to 2007 were caused by changes in treasury stock as described in item (b) below.

(b) Treasury stock

During 2008, the Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction No. 10/80. As a result, 10,800,000 shares were repurchased in October 2008 and cancelled upon approval at an Extraordinary General Meeting held on December 3, 2008. At the beginning of 2008, 12,000,000 (post split) shares acquired in prior years were also cancelled. Treasury stock as of December 31, 2008 was as follows:

	Amount Paid	Per Share Cost (in US$)

Number of Shares (*)	for Shares	Minimum	Maximum	Average

34,734,384	326	5.87	21.86	9.92

(*) Retroactively adjusted as per the stock split approved in January 2008.

While maintained in treasury, these shares are not entitled to receive dividends and have no property or voting rights. As of December 31, 2008, the market value of the shares held in treasury amounted to US$426 (US$1,384 as of December 31, 2007).

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

(d) Dividends and interest on stockholders’ equity

The Company’s By-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law, which comprises net income after deduction of legal reserve. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend. Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2007 and 2008, retained earnings as stated in the statutory accounting records was equal to zero. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2007 included the amount of US$998 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. As of December 31, 2008, the minimum annual dividend amounted to approximately US$500 which will be paid during 2009.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

15 Pension plan

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2008, CBS had 28,201 participants, of whom 22,721 were contributors (26,422 and 20,962, respectively, at December 31, 2007) enrolled in the benefit plans, including 12,406 active (10,448 at December 31, 2007) and 15,795 beneficiaries (15,974 at December 31, 2007) employees. Of the total participants at December, 31 2008, 15,091 belong to the defined benefit plan and 13,110 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2008, CBS owned 35,490,867 common shares of CSN (35,490,867 common shares at December 31, 2007) with a market value at December 31, 2008 of US$435 (US$1,051 at December 31, 2007). During 2008, CBS received US$45 of dividends and interest on stockholders’ equity from these shares. No shares were sold during 2008. Pension assets totaled R$3 billion (US$1.7 billion) and R$2.3 billion (US$1 billion) at December 31, 2007 and 2008, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities.

(b) Expected long-term rate of return on assets

The expected long-term rate of return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in CBS’s investment policy and budget for year 2008. For purposes of determining the expected long-term rate of return on plan assets the Company considered short and long-term scenarios for each category of assets. Accordingly, the resultant rates are shown in the table below:

Assets Allocation (%)

Asset Category	December 31, 2007	December 31, 2008	Target	Weighted-Average Expected Long-Term Rate of Return (%)

Debt Securities	33.5	48.5	50.1	11.4
Equity	60.7	44.0	40.2	14.5
Securities
Real Estate	2.5	3.2	3.6	9.9
Loans	3.3	4.3	6.1	18.1

Total	100.00	100.00	100.00	13.2

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(c) Defined benefit plan

The Company applies its defined benefit plan actuarial assumptions using December 31 of each year as the measurement date. Information with respect to the Company’s defined benefit plan as of December 31 is as follows.

	2007	2008

Projected benefit obligation at beginning of year	693	887
Service cost	1	1
Interest cost on PBO	83	84
Actual benefits payments	(75)	(75)
Change in assumptions	-	(149)
Effect of exchange rate changes	149	(197)
Actuarial loss	36	58

Projected benefit obligation at end of year	887	609

Change in plan assets
	2007	2008

Fair value of plan assets at beginning of year	513	1,025
Actual return on plan assets	460	(283)
Employer contributions	32	36
Employee contributions	1	1
Actual benefits payments	(75)	(75)
Provision to finance the change of discount rate	(49)	-
Effect of exchange rate changes	143	(179)

Fair value of plan assets at end of year	1,025	525

Accrued pension cost asset (liability)
	2007	2008

Funded status, excess (shortfall) of plan assets over projected benefit obligation	138	(84)
Unrecognized actuarial gain	-	-

	138	(84)

Prepaid pension cost – non-current assets	138	-

Accrued pension cost – current liabilities	-	(24)
Accrued pension cost – non-current liabilities	-	(60)

Changes recognized in accumulated other comprehensive (loss) income before tax
2008

Transition asset not yet recognized in net periodic pension cost	1
Transition asset recognized in net periodic pension cost during the period	(1)
Prior service credit not yet recognized in net periodic pension cost	11
Prior service credit recognized in net periodic pension cost during the period	(1)
Net actuarial loss arising in the period	(292)
Gain not yet recognized in net periodic pension cost at beginning of period	377
Loss recognized in net periodic pension cost	(55)

Total	40

Deferred tax effect	(13)

Total recognized in accumulated other comprehensive (loss) income	27

Net periodic pension cost includes the following components for the years presented:

	2006	2007	2008

Service cost	1	1	1
Interest cost on projected benefit obligation	68	83	84
Expected return on plan assets	(46)	(84)	(100)
Amortization gain	-	-	(55)
Net amortization and deferral	(1)	(1)	(1)

	22	(1)	(71)
Employee contributions	(1)	(1)	(1)

Net periodic pension cost (credit)	21	(2)	(72)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The expected net periodic pension cost, calculated in accordance with SFAS 87 and SFAS 158 for the year ended December 31, 2009, amounts to R$17 million (US$7 translated at the December 31, 2008 exchange rate) for the defined benefit plan as shown in the table below:

Service cost	1
Interest cost	75
Expected return on assets	(66)
Net amortization and deferral	(2)

Periodic post retirement benefit (credit)	8
Expected employee contributions	(1)

Net periodic pension cost	7

Actuarial assumptions used for the calculations were:

Discount rates	2006	2007	2008
	Inflation plus 6%	Inflation plus 6%	Inflation plus 8.5%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	Inflation plus 5%	Inflation plus 6%	Inflation plus 8.5%
Mortality	AT-83 Table segregated by sex (1)	AT-83 Table segregated by sex (1)	AT-83 Table segregated by sex (1)
Disability	Mercer disability multiplied by two	Mercer disability multiplied by two	Mercer disability multiplied by two
Disabled mortality	Winklevoss	Winklevoss	Winklevoss
Turnover	2% per year	2% per year	2% per year
Retirement age	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit

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

The projected annual inflation rate adopted was 4.5% for all years presented.

The discount rates and expected long-term rate of return on assets have changed for 2008, as management believes the rates more adequately reflects CBS’s assets profitability and Brazil’s projected economic scenario.

Accumulated benefit obligation

	2007	2008

Actuarial present value of:
Vested benefit obligation	885	607
Non-vested benefit obligation	2	2

Total accumulated benefit obligation	887	609

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(d) Expected contributions

Defined benefit plan

The expected Company’s contributions for 2009, amounting to R$67.5 million (US$28.9 translated at the December 31, 2008 exchange rate), were estimated based on the actual cost for each valued plan as of the valuation date. The expected benefit payments for 2009, amounting to R$132.8 million (US$56.8 translated at the December 31, 2008 exchange rate), were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefit payments, translated at the December 31, 2008 exchange rate, are as follows:

2009	57
2010	59
2011	60
2012	62
2013	64
2014 to 2018	346

Hybrid plan

The Company does not expect to make contributions for the defined benefits in 2009 for the hybrid plan. The expected Company’s contributions for the defined contribution portion amount to R$19.2 million (US$8.2 translated at the December 31, 2008 exchange rate).

The estimated future benefit payments, translated at the December 31, 2008 exchange rate, are as follows:

2009	6
2010	6
2011	6
2012	7
2013	7
2014 to 2018	39

(e) Defined contribution plan

The defined contribution plan is funded through contributions of the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. The Company’s contributions to the plan during 2006, 2007 and 2008 amounted to US$6, US$10.1 and US$8.6, respectively.

16 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. The amounts paid on dismissal totaled US$7, US$8 and US$6 for the years ended December 31, 2006, 2007 and 2008, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

17 Commitments and contingencies

(a) Accruals and deposits

The accrual for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2007		As of December 31, 2008

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		58		49
Civil		19		20

		77		69

Long-term
Labor	26	1	22	1
Civil	81	1	10	-
Disputed taxes payables
IPI	450	1,179	512	953
Income tax and social contribution	286	569	333	504
Other taxes	134	146	16	100
Environmental	-	31	-	31
Other	19	16	-	29

	996	1,943	893	1,618

The provisions for contingencies relate to legal proceedings with respect to which CSN deems the likelihood of an unfavorable outcome to be probable and the loss reasonably estimable. This determination is made based on the legal opinion of CSN’s internal and external legal counsel. CSN believes these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5). Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. CSN is also involved in judicial and administrative proceedings that are aimed at obtaining or defending CSN’s legal rights with respect to taxes that CSN believes to be unconstitutional or otherwise not required to be paid by CSN. The Company believes that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. CSN does not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the Courts in Brazil. When CSN uses contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, CSN maintains the legal obligation accrued in the Company’s financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. This accounting is consistent with CSN’s analysis of a liability under FASB Concepts Statement No. 6. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. The Company’s accruals include interest on the tax obligations that CSN may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

CSN classifies an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2008, US$69 had been classified as short-term accrual for contingencies (US$77 as of December 31, 2007). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. However, given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

Labor contingencies

As of December 31, 2008, the amount of the accrual relating to probable losses for these contingencies was US$50 (US$59 in 2007). Our legal counselors periodically revise the accruals based on their judgment and the recent track record on these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. The lawsuits related to the alleged joint liability between us and our independent contractors represent a large portion of the total labor lawsuits against us and are originated from the independent contractors lack of payment of labor charges, resulting in our inclusion in the lawsuits.

Civil contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. Our legal counselors permanently revise the accruals based on their judgment and the recent track record on these disputes. As of December 31, 2008, the amount of the accrual relating to probable losses for these contingencies was US$20 (US$20 as of December 31, 2007).

Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The Company has accrued a liability for certain tax liabilities that were offset by credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. CSN believes that this prohibition is unconstitutional since it is not consistent with general value added tax principles and CSN is challenging this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to compensate federal tax liabilities with IPI excise tax credits under dispute. CSN is awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, CSN expects the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by CSN represents CSN’s statutory obligation to pay taxes that were offset with IPI excise tax credits.

CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. Recently, for example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against one taxpayer, denying the use of these credits. On August 27, 2007 the proceeding had an unfavorable decision for the Company, which is paying the amount of US$519 with the Federal Revenue of Brazil in installments and transferred the liability to the accounts of taxes payable in installments. From the unfavorable aforementioned decision, an appeal was filed by the Company, which is awaiting judgment.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

The Brazilian National Treasury appealed such decision and got a favorable decision from Brazilian court of appeals. CSN filed appeals against such decision to both the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court and is still awaiting for decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against CSN to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset by the use of IPI premium tax credits.

During 2007, in view of these executions, the distribution of dividends and the payment of interest on shareholders’ equity resolved on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision. On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of US$ 270 million (R$536 million translated using the exchange rate as of the date of the transaction). 25% of this amount was substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions took place, the equivalent in shares was released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, the Company’s current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007.

As of December 31, 2008, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$953 (US$1,179 as of December 31, 2007), already updated by the SELIC Brazilian base interest rate.

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

• Income tax and social contribution

As disclosed in Note 6, the Company accounts for the uncertainty in income tax and social contribution in accordance with FIN 48 beginning on January 1, 2007.

“Plano Verão”

The Company claims recognition of the financial and tax effects on the calculation of income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”). In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is currently under accounting investigation.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

At December 31, 2008, the Company has US$144 million (US$187 million in 2007) as judicial deposit and a provision of US$9 million (US$12 million in 2007), which represents the portion not recognized by the courts.

Social Contribution on Income from Export Revenues

The Company filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. At December 31, 2008, the amount of suspended liability and the offset credits based on the referred proceedings was US$495 (US$557 at December 31, 2007), already adjusted by the SELIC - Brazilian base interest.

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

Other non-income tax contingencies

We are party to other judicial and administrative proceedings not described in the notes to CSN’s consolidated financial statements, involving a total of approximately US$2.5 billion as of December 31, 2008 (US$2.6 billion as of December 31, 2007), which are mainly tax assessments received related to fines and penalties on credits used to offset legal and tax-related obligations that were previously considered as remote. The Company’s external legal counsel deemed that the risk of loss arising from these lawsuits was only possible as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

Other tax contingencies relate to a variety of disputes for which CSN has recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

(b) Other commitments and contingencies

• Environmental Regulation

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

The Company records accruals for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company records provisions for all environmental liabilities and obligations for which the Company is formally enforced by competent authorities. As of December 31, 2008, the Company has a provision for environmental regulation in the amount of US$31 (US$31 as of December 31, 2007) which is considered sufficient by management and its legal advisors to cover all probable losses. No changes in the present conditions and circumstances are expected for the near term which could impact our financial position, results for the year or cash flows.

The main accruals for environmental contingencies as of December 31, 2008 relates to cleaning-up obligations at former coal mines decommissioned by 1989; legal environmental compensation (Federal Law n. .985/2000) projected for new ventures at Santa Catarina, Minas Gerais and Rio de Janeiro states; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. The Company did not include in the accruals the environmental liabilities related to ERSA, since they are by contract the express accountability of the former owner (CESBRA/BRASCAN).

Additionally, we currently have no possible losses arising from environmental lawsuits or remediation costs to incur, that are presently deemed possible. No changes are expected in the near term for that situation.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Commitments

a) “Take-or-pay” contracts

- MRS Logística S.A.

The Company and MRS Logística S.A. entered into a 10-year contract for iron ore transport. According to the "take-or-pay" clause, the Company is committed to pay at least 80% of the tons agreed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. The future minimum amounts of required payments at December 31, 2008, translated at the exchange rate at December 31, 2008, are as follows:

Amount (US$)

2009	107
2010	107
2011	107
2012	107
2013	107
2014 and thereafter	214

Total	749

- Ferrovia Centro-Atlântica S.A. (“FCA”)

The Company and FCA entered into a long-term contract for mining products transportation which maturity is scheduled for 2013. According to the "take-or-pay" clause, the Company is committed to ship the minimum of 1,900,000 tons per year. The contract also previews that if CSN’s productive expansion occurs, the minimum volume may be increased up to 2,800,000 tons per year. The future minimum amounts of required payments at December 31, 2008, translated at the exchange rate at December 31, 2008, are as follows:

Amount (US$)

2009	28
2010	28
2011	28
2012	28
2013	28

Total	140

- ALL – América Latina Logística do Brasil S.A.

The Company and ALL entered into a long-term contract for steel products transportation on the route from Água Branca to Araucária, renewable under terms and conditions agreeable to both parties. According to the "take-or-pay" clause, the Company is committed to ship a minimum volume per month of 30,000 tons and, in case the volume for the month exceeds the minimum, the Company will have the right to a discount in tariffs. Also, CSN may opt for transporting steel products on the return trip from Araucária to Água Branca at a maximum quantity of 600 shipments at a minimum of 50 tons per shipment. The tariffs may be adjusted once a year at each contract anniversary based on the changes in prices of fuel and cumulative inflation rates between anniversaries. For the take-or-pay quantities, the Company will pay in

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

accordance with the terms of the contract. As of December 31, 2008, the outstanding balance of this take-or-pay contract is US$3, which will be paid at the end of 2009..

- White Martins Gases Industriais Ltda.

To secure gas supply (oxygen, nitrogen and argon), in 2005 the Company signed an addendum related to the 22-year “take-or-pay” agreement with White Martins Gases Industriais entered into in 1994, by which CSN is committed to acquire at least 90% of the annual gas volume contracted from White Martins. The future minimum amounts of required payments at December 31, 2008, translated at the exchange rate at December 31, 2008, are as follows:

Amount (US$)

2009	41
2010	41
2011	41
2012	41
2013	41
2014 and thereafter	122

Total	327

- Companhia Estadual de Gás do Rio de Janeiro - CEG RIO

To secure natural gas supply, in 2007 the Company signed a 5-year “take-or-pay” agreement with CEG RIO, by which CSN is committed to acquire at least 286,160,000 m3 of natural gas, which represents 70% of the annual gas volume contracted from CEG RIO. The future minimum amounts of required payments at December 31, 2008, translated at the exchange rate at December 31, 2008, are as follows:

Amount (US$)

2009	99
2010	99
2011	99
2012	99

Total	396

In addition, if the Company does not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

b) Steelmaking (Slab Mills) and Long Steel Production

The Company initiated its 600 thousand ton long products brownfield project in Volta Redonda, in the State of Rio de Janeiro, which will be developed inside its main steelmaking facility. CSN intends to produce 600 thousand tons of long products, such as rod bar and wire rod. The Company will benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry which were discontinued. The total investment in long steel products production will be of approximately US$354 in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The facility is expected to be concluded in December 2012 and will use surplus pig iron and low value added slabs as raw materials. Aditionally, projects which were previously announced, such as the greenfield slab mills in the city of Itaguaí, in the State of Rio de Janeiro, and the greenfield slab mill in the city of Congonhas, in the State of Minas Gerais and the Logistics Platform Project, in the city of Itaguaí, in the State of Rio de Janeiro (except for the ongoing improvements on its Container Terminal and for the expansion of its Solid Bulks Terminal) were put on hold by the Board of Directors due to the uncertainty about the duration of the current global economic scenario.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

c) Iron Ore Project

CSN’s iron ore business comprises the expansion of our mining activities and our seaport facilities, the construction of pellet plants and to a lesser extent, the trading of iron ore produced by other companies through our own logistics network. We expect to invest a total of US$4.5 billion to produce and/or sell approximately 90 million tons of iron ore products, of which US$839 million have already been invested. We expect to finance these investments with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social-BNDES), export credit agencies, the proceeds from offerings of securities and with the free cash flow from our current operations. CSN’s iron ore project schedule and expected investments are the following:

• In January 2004, we announced the approval of investments of approximately US$1.0 billion to expand the annual production capacity of the Casa de Pedra iron ore mine to 53 million tons. In connection with the Namisa joint-venture, we reviewed these figures to US$1.5 billion, and the expansion of the annual production of Casa de Pedra from 53 million to 70 million tons, which is currently being implemented. As of December, 2008, approximately US$540 had already been invested in the increase in production capacity of Casa de Pedra mine and its current annual production capacity is 21 million tons.

• In October 2008, as part of the partial sale of Namisa, some of the capital expenditures which were originally planned for Casa de Pedra were transferred to Namisa, including two pellet plants. For information on our sale of 40% of our ownership interest in Namisa, At the end, the total investments resulted in US$ 2 billion, adding volume to reach 33 million tons, including two pellets plants. The current capacity is now 7 million tons. It is important to mention that those capital expenditure will be executed together with Namisas´ new business partner group.

• We are also investing approximately US$1.0 billion in the expansion of the seaport solid bulk terminals in Itaguaí to enable annual exports of 100 million tons of iron ore. Of this amount, approximately US$280 have already been invested. CSN’s current annual export capacity is equivalent to 30 million tons.

d) Cement Project

This project represents the entrance of CSN into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in Arcos, Minas Gerais. These two raw materials, slag and limestone, which are further transformed into clinker, account for approximately 95% of the production cost to produce cement. We are investing approximately US$384 to build a greenfield grinding mill and clinker furnace, with capacity of 2.3 million tons and 820,000 tons, respectively. We expect the grinding mill to produce 0.4 million of cement in 2009 and to reach it´s full capacity by 2011. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to US$81 million indexed based on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, and part indexed on US dollars, as well as the use of free cash flow from our current operations.

e) MRS

The Brazilian Southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 22% of the Brazilian Southeastern railway system’s total volume. As of December 31, 2008, US$1,578 were outstanding and payable by MRS to the Brazilian government federal agencies within the next 18 years, of which US$1,527 are treated as an off-balance sheet item. While CSN is jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

f) CFN/ Transnordestina

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved a transaction to merge Transnordestina S.A. into and with Companhia Ferroviária do Nordeste – CFN. The surviving entity was later renamed Transnordestina Logística S.A. or Transnordestina. Investments of approximately R$5.4 billion were approved to build the Nova Transnordestina Project, which includes an additional 1,728 km of large gauge, world class railway track. The investments will allow the company to increase the transportation of various products, such as soy beans, cotton, sugar cane, fertilizers, oil and fuels, iron ore and limestone. According to a Memorandum of Understandings entered into as of November 25, 2005, the investments will be financed through: R$823 million from FINOR – Northeastern Investment Fund; R$2.6 billion from SUDENE - the Northeastern Development Federal Agency; a R$225 million loan from BNDES to Transnordestina; R$165 million from Brazilian Federal Resources; R$180 million from Brazilian Northeast Bank and another R$1.4 billion equity from CSN, out of which R$675 million will be supported by a loan from BNDES to us. The construction of the first 100 km started in January 2007 and as of December 31, 2008 over US$102 (R$180 million) had already been invested by CSN. This project is expected to be concluded by the end of 2010.

The Company guarantees CFN’s borrowings from BNDES which amount to US$104 at December 31, 2008. Those borrowings are for purposes of financing the investments in infrastructure of Transnordestina. The maximum amount for future payments the guarantor may be required to make under the guarantee is US$104.

As of December 31, 2008, CSN holds 84.5% of the capital stock of Transnordestina S.A., which has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system. The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2008, R$38.7 million was outstanding over the remaining 18-year term of the concession, of which R$37.7 million are treated as an off-balance sheet item. CSN is jointly and severally liable for the full payment of the outstanding amount.

g) Itaguaí CSN Logistics Platform Project

The Company holds the concession to operate a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and CFM by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, CSN undertooks to unload at least 3.4 million tons of coal and coke from our suppliers through the terminal annually, as well as shipments from third parties. Among the approved investments that the Company announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 160 million tons of iron ore per year.

Regarding our seaport Itaguaí Logistic Platform Project, announced on May 7, 2008, our capital expenditures investments were put on hold by the Board of Directors except for the following related projects:

• Expansion of the existing Container Terminal from 440 thousand container year to 640 thousand container year, including improvements on the existing berths. We expect to invest approximately US$162.

• Expansion of the Solid Bulks Terminal in Itaguaí to enable annual exports of approximately 100 million tons of iron ore as described above.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

h) Sepetiba Tecon Concession

We own 99.99% of Sepetiba Tecon S.A., or Tecon, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2008, US$139 (R$325 million) of the cost of the concession remained payable over the next 18 years of the lease.

The future minimum rental payments, as of December 31, 2008, are due as follows:

Amount (US$)

2009	8
2010	8
2011	8
2012	8
2013	8
2014 and thereafter	99

Total	139

i) Iron ore supply agreement with Namisa

The Company entered into long-term agreements at the full amount of U$S3,041 with its non-consolidated subsidiary Namisa to supply iron ore from the Casa de Pedra mine, with maturity is schedule for 2041 as further described below:

Port Operating Service Agreement

On December 30, 2008, we received approximately US$2.2 billion as pre-payment for a prepayment agreement with Namisa with a term of 35 years. Under this agreement, we are required to render port services to Namisa, which consists of transporting from 17.1 million tons to 39.0 million tons of iron ore annually. Depending on the market price for these port services, we may receive additional amounts under this agreement, which is set to expire on 2043.

High Silice ROM

On December 30, 2008, we received approximately US$665 as pre-payment for a take-or-pay agreement with Namisa with a term of 30 years. Under this agreement, we are required to provide high silica crude iron ore ROM to Namisa in a volume that ranges from 42.0 million tons to 54.0 million tons per year. Depending on the market price for high silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire on 2038.

Low Silica ROM

On December 30, 2008, we received approximately US$177 as pre-payment for a take-or-pay agreement with Namisa with a term of 35 years. Under this agreement, we are required to provide low silica crude iron ore ROM to Namisa in a volume that ranges from 5.0 million tons to 2.8 million tons per year. Depending on the market price for low silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire on 2043.

j) Covenants

Certain long-term debt instruments contain financial covenants by which the Company is required to maintain levels of leverage, liquidity and ratio indices, such as debt to EBITDA and interest coverage. As of December 31, 2008, the Company was fully compliant with its financial covenants.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

18 Guarantees

The Parent Company provides guarantees on obligations of its subsidiaries to third parties. The Parent Company has also provided unconditional and irrevocable guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional	Expiration Date	Conditions
		(in US$ s
		Millions)

Transnordestina	R$	10.3	Nov 13, 2009	BNDES loan guarantee

Transnordestina	R$	8.6	Nov 15, 2020	BNDES loan guarantee

Transnordestina	R$	5.6	Nov 15, 2015	BNDES loan guarantee

Transnordestina (2)	R$	9.8	Apr 6, 2009	BNDES loan guarantee

Transnordestina (2)	R$	8.2	Apr 28, 2009	BNDES loan guarantee

Transnordestina	R$	7.7	Sep 18, 2009	BNDES loan guarantee

Transnordestina (2)	R$	8.5	Feb 16, 2009	BNDES loan guarantee

Transnordestina (2)	R$	2.1	May 26, 2009	BNDES loan guarantee

Transnordestina	R$	38.5	Nov 2, 2009	BNDES loan guarantee

Transnordestina	R$	2.8	Nov 1, 2010	BNDES loan guarantee

Transnordestina	R$	1.6	Sep 14, 2009	BNDES loan guarantee
				Collateral signature in guarantee contract
				for write of summons, pledge, appraisal
CSN Cimentos	R$	11.6	Indeterminate	and registration.
				Collateral signature in guarantee contract
CSN Cimentos	R$	3.4	Indeterminate	for tax foreclosure
				To guarantee the warrantee’s responsibility
Prada	R$	0.3	Indeterminate	regarding tax foresclosure
				To guarantee the warrantee’s responsibility
Prada	R$	1.2	Indeterminate	regarding tax foresclosure
				To guarantee the warrantee’s responsibility
Prada	R$	0.1	Indeterminate	regarding ICMS
				To guarantee the warrantee’s responsibility
				regarding tax foresclosure filed by Parana
Prada	R$	2.6	Indeterminate	State
				To guarantee the warrantee’s responsibility
Prada	R$	0.1	Indeterminate	regarding tax foresclosure
				To guarantee the warrantee’s responsibility
Prada	R$	0.1	Indeterminate	regarding tax foresclosure
				To guarantee the warrantee’s responsibility
				regarding the purchase and sale of electric
Prada	R$	0.2	Jan 3, 2012	power
				To guarantee the warrantee’s responsibility
				regarding infraction notes to the Revenue
Metalic	R$	0.4	Indeterminate	Services of Ceará State

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

				To guarantee the warrantee’s responsibility
CSN Energia	R$	0.4	Indeterminate	regarding tax foresclosure
				Collateral by CSN to issue the Export
Sepetiba Tecon (2)	R$	2.1	June 1, 2009	Credit Note
				Collateral by CSN to issue the Export
Sepetiba Tecon	R$	6.4	May 5, 2011	Credit Note
CSN Islands VIII(1)	US$	550.0	Dec 16, 2013	Guarantee by CSN in Bond issuance
CSN Islands IX (1)	US$	400.0	Jan 15, 2015	Guarantee by CSN in Bond issuance
CSN Islands X (1)	US$	750.0	Perpetual	Guarantee by CSN in Bond issuance
				Guarantee by CSN in Promissory Notes
Cinnabar	US$	20.0	Oct 29, 2009	issuance

CSN Madeira	US$	76.8	Aug 21, 2009	Guarantee by CSN in Import Loan
				Guarantee in agreement for the rendering
Nacional Minérios S.A.	US$	20.0	Dec 31, 2009	of external guarantee
Aços Longos	US$	17.3	Indeterminate	Letter of Credit for equipment acquisition

CSN Cimentos	US$	0.9	Aug 30, 2009	Letter of Credit for equipment acquisition

(1) Finance subsidiaries 100% owned by the Company which, fully and unconditionally, guarantees the installments.
(2) Expired on the maturity date mentioned above and renewed after the expirational date.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

19 Segment and geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the chief operating decision maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Accordingly, we analyze our segment information as follows:

Steel – comprises our steel manufacturing and sales activities;

Mining – comprises iron ore and tin mining by our mining subsidiaries, as well as mining operations of the Casa de Pedra mine;

Logistics – comprises our infrastructure as a whole, with our transportation systems as they pertain to the operations of our port as well as our investments in railroad investees. Also, we consider in this segment our energy subsidiaries; and

Cement – comprises operations under development of our cement subsidiary, which started up activities in May 2009.

The information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records together with certain intersegment allocations. Corporate transactions, such as loans and financing and cash surplus investments, are allocated within our steel segment.

Sales by geographic area are determined based on the location of the customers. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales represent revenues from customers located outside of Brazil

The majority of the Company’s long-lived assets are located in Brazil.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2006

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated

Results
Revenues
Domestic sales	3,402	98	74		(24)	3,550
Export sales	1,263					1,263
Sales taxes.	(879)	(13)	(7)			(899)
Discounts, returns and allowances	(68)					(68)
Cost and operating expenses	(2,484)	(36)	(70)		24	(2,566)
Financial income (expenses), net	(535)		2			(533)
Foreign exchange and monetary loss	216		2			218
Other non-operating income	22					22
Income taxes	(304)		8			(296)
Equity in results of affiliated companies	58					58

Net income (loss)	691	49	9		-	749

Other information
Total assets	8,420	15	94	19		8,548

Capital expenditures	687	3	-	16		706
Investments in affiliated companies	-	-	275			275
Goodwill	60	35	5			100
Depreciation and amortization expenses	(203)	-	(2)			(205)

Sales by geographic area

Asia	48					48
North America	614					614
Latin America	94					94
Europe	465					465
Others	42					42

Export sales	1,263					1,263
Domestic sales	3,402	98	74		(24)	3,550

Total	4,665	98	74		(24)	4,813

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2007

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated

Results
Revenues
Domestic sales	5,090	49	160		(16)	5,283
Export sales	1,477	218				1,695
Sales taxes.	(1,053)	(187)	(65)			(1,305)
Discounts, returns and allowances	(156)					(156)
Cost and operating expenses	(3,130)	(347)	(189)	(6)	16	(3,656)
Financial income (expenses), net	(568)	319	30			(219)
Foreign exchange and monetary loss	447	(14)	5			438
Other non-operating income	81					81
Income taxes	(522)	(7)	(5)			(534)
Equity in results of affiliated companies	(12)	(4)	92			76

Net income (loss)	1,654	27	28	(6)	-	1,703

Other information
Total assets	7,255	3,975	744	91		12,065

Capital expenditures	362	192	29	49		632
Investments in affiliated companies			399			399
Goodwill	117	43	6			166
Depreciation and amortization expenses	(221)	(147)	(26)	(3)		(397)

Sales by geographic area

Asia	48	7				55
North America	665	99				764
Latin America	96	14				110
Europe	614	90				704
Others	54	8				62

Export sales	1,477	218				1,695
Domestic sales	5,090	49	160	-	(16)	5,283

Total	6,567	267	160	-	(16)	6,978

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2008

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated

Results
Revenues
Domestic sales	6,934	402	223		(182)	7,377
Export sales	850	980	-			1,830
Sales taxes.	(1,734)	(53)	(48)			(1,835)
Discounts, returns and allowances	(185)					(185)
Cost and operating expenses	(3,765)	(562)	(194)	(4)	182	(4,343)
Financial income (expenses), net	(383)	(11)	14			(380)
Foreign exchange and monetary loss	(1,186)	(65)	(14)			(1,265)
Other non-operating income	77	(2)				75
Gain on dilution of interest in subsidiary	-	1,667	-	-		1,667
Income taxes	(469)	56	(1)			(414)
Equity in results of affiliated companies	-	-	127			127

Net income (loss)	139	2,412	107	(4)	-	2,654

Other information
Total assets	10,385	4,545	603	176		15,709

Capital expenditures	716	14	40	116		886
Investments in affiliated companies		2,127	461			2,588
Goodwill	89	32	6			127
Depreciation and amortization expenses	(298)	(38)	(4)	(1)		(341)

Sales by geographic area

Asia	20	826				846
North America	312	-				312
Latin America	112	-				112
Europe	381	148				529
Others	25	6				31

Export sales	850	980				1,830
Domestic sales	6,934	402	223		(182)	7,377

Total	7,784	1,382	223		(182)	9,207

Intersegment sales in 2006 and 2007 occurred from logistics to steel segments. In 2008, US$11 was from logistics to steel and US$171 was from mining to steel segment.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

20 Transactions with related parties

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

The balances at December 31, 2006, 2007 and 2008 and transactions for the years ended December 31, 2006, 2007 and 2008 with related parties are as follows:

			2006

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	50	24	76
Ita Energética	2		39
CFN/Transnordestina	79		(6)
CBS – prepaid and accrued pension cost	33	213	62
Fundação CSN			2

Total	164	237	173

	2007

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística	48		139
Ita Energética	2	6	59
CFN/Transnordestina	151		(8)
CBS – prepaid pension cost	138		2
Fundação CSN			7

Total	339	6	199

	2008

			Expenses
	Assets	Liabilities	(Revenues)

MRS Logística		1	259
Ita Energética	2	5	67
CFN/Transnordestina	3		(8)
Nacional Minérios	232	3,154
NMSA Madeira	503
CSN Islands VI	39
CBS – accrued pension cost		84	61
Fundação CSN			2

Total	779	3,244	381

During 2008, the Company, through one of its subsidiaries, exported US$36 of steel products to its subsidiary Lusosider, in Portugal; these export transactions were made using a third party. These export transactions have been eliminated in our consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

21 Derivatives and financial instruments

21.1 General description and accounting practices

Although most of the Company’s revenues are denominated in Brazilian reais, as of December 31, 2007 and 2008, US$3,486 and US$4,039, respectively, of the Company’s debt was basically denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

While such instruments reduce the Company’s foreign exchange risks, they do not eliminate them. The credit risk exposure is managed by restricting the counterparties on such derivative instruments to major financial institutions with high credit quality. Therefore, the Company’s management believes that the risk of nonperformance by the counterparties is remote.

The Company’s contracts do not meet the accounting criteria to qualify as hedges of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date, and changes in the fair value of all derivatives are recorded in current operations.

As of December 31, 2008, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional Amount

Foreign Exchange swaps (contracted by exclusive funds)	From Jan 2 to Dec 11, 2009	US$1,530	US$127

Equity swaps	Sep 10, 2009	US$1,051	(US$685)

Interest swaps Libor x CDI (registered with CETIP)	Feb 12, 2009	US$150	(US$1)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

21.2 Detailed transactions

a) Foreign exchange swap agreements–U.S. dollars

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the interbank deposit certificate-CDI. The notional amount of these swaps aggregated as of December 31, 2008 was US$1,530 (US$1,360 as of December 31, 2007). The contracts outstanding at December 31, 2006, 2007 and 2008 were as follows:

Issued date	Maturity date	2006	Market Value 2007	2008

10/02/06	01/02/07	(6.2)
12/19/05	01/02/07	(45.3)
10/02/06	01/02/07	(4.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(4.1)
10/02/06	01/02/07	(4.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(4.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(2.1)
10/02/06	01/02/07	(4.1)
10/02/06	01/02/07	(4.1)
12/01/06	04/02/07	(1.1)
12/01/06	07/02/07	(2.1)
12/01/06	07/02/07	(1.1)
05/16/07	01/02/08		(58.8)
05/16/07	01/02/08		(15.2)
05/16/07	01/02/08		(7.3)
05/16/07	01/02/08		(7.3)
05/16/07	01/02/08		(29.4)
09/03/07	01/02/08		(6.0)
09/03/07	01/02/08		(5.8)
09/24/07	01/02/08		(13.1)
03/18/08	03/16/09			4.7
07/29/08	07/24/09			18.8
07/30/08	07/27/09			9.4
08/05/08	07/31/09			6.2
08/08/08	08/03/09			2.9
08/18/08	08/13/09			28.8
08/19/08	08/14/09			27.0
08/29/08	08/24/09			14.5
10/01/08	07/24/09			18.7
10/24/08	04/20/09			0.3
11/21/08	11/16/09			(1.5)
11/27/08	11/19/09			0.6
11/28/08	12/11/09			0.1
12/01/08	01/02/09			(1.1)
12/03/08	12/11/09			(0.3)
12/08/08	11/30/09			(1.7)
12/16/08	12/11/09			(0.1)

		(101.4)	(142.9)	127.3

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

b) Equity swap agreements

The contracts outstanding at December 31, 2007 which were settled in September 2008 were as follows:

Issued date	Maturity date	Notional amount	Receivable	Payable	Market value

04/07/03	09/05/08	35.8	644.9	(52.6)	591.5
04/09/03	09/05/08	5.6	100.5	(8.3)	92.2
04/10/03	09/05/08	2.0	36.1	(2.9)	33.2
04/11/03	09/05/08	1.0	18.6	(1.5)	17.1
04/28/03	09/05/08	1.1	17.8	(1.6)	16.2
04/30/03	09/05/08	0.1	1.3	(0.1)	1.2
05/14/03	09/05/08	0.2	3.3	(0.3)	3.0
05/15/03	09/05/08	0.4	7.5	(0.6)	6.9
05/19/03	09/05/08	1.0	19.0	(1.5)	17.5
05/20/03	09/05/08	0.3	4.9	(0.4)	4.5
05/21/03	09/05/08	0.4	8.1	(0.6)	7.5
05/22/03	09/05/08	0.3	6.4	(0.5)	5.9
05/28/03	09/05/08	0.4	8.3	(0.6)	7.7
05/29/03	09/05/08	0.4	7.8	(0.6)	7.2
06/05/03	09/05/08	0.1	1.8	(0.1)	1.7

Total		49.1	886.3	(72.2)	813.3

These swap agreements are related to 29,684,400 of the Company’s ADRs and are intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses. The maturity of these agreements was on September 5, 2008 and the financial settlement was on September 8, 2008 resulting in proceeds of US$1,006.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

On September 5, 2008, the Company entered into a new total return equity swap agreement. The agreement outstanding at December 31, 2008, is as follows:

Issued date	Maturity date	Notional amount	Receivable	Payable	Market value

09/05/08	09/10/09	1,050.8	380.2	(1,065.4)	(685.1)

This swap agreement, which was entered into without cash and having as counterparty Goldman Sachs International, is pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (purchased) and Libor of 3 months + spread of 0.75% p.a. (sold). The gains and losses from this agreement are directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. The fair value of this agreement is recorded in derivative liabilities in the balance sheet, and the change in fair value is recorded in financial income (expense), net in the statement of income.

In addition to the loss of this agreement between September 5 and December 31, 2008, in the amount of US$685, the Company recorded a gain in the previous agreement, throughout 2008, in the amount of US$155, resulting in a net loss of US$530.

The Company is required to maintain a deposit related to the guarantee margin with the counterparty and, at December 31, 2008, this margin totaled US$1,059 and was daily remunerated by the FedFund rate. Due to the temporary restriction as to withdrawal of this deposit, this amount has not been included as cash and cash equivalents.

c) Metals swap agreements

Throughout 2007, the Company contracted Zinc swaps to set the price of part of its Zinc needs. Up to December 31, 2007, the Company maintained 5,000 tonnes of Zinc with settlement based on average Zinc prices from September to December 2007. The price used for the settlement of each agreement is the average price of the calendar month prior to the date of its settlement. They are generally agreements in the Brazilian over-the-counter market with first-tier financial institutions as counterparties. All agreements were settled in January 2008 with a realized gain of US$ 35 thousand (R$62 thousand).

21.3 Fair value of financial instruments, other than derivatives

Excluding the financial instruments presented in the table below, the Company considers that the carrying amount of its financial instruments generally approximates fair market value due to the short-term maturity or frequent repricing of these instruments, and the fact that non-indexed instruments are stated at present value.

The financial instruments recorded in the Company’s balance sheets as of December 31, 2007 and 2008, in which fair value differs from the book value, are as follows:

	Book Value		Fair Value

	2007	2008	2007	2008

Loans and financing (current portion and long- term)	4,519	4,732	4,592	4,627

The amounts presented as “fair value” were calculated according to the conditions that were used in local and foreign markets at December 31, 2008, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(a) Exchange rate risk

Although most of the Company’s revenues are in Brazilian reais, as of December 31, 2008, US$4,019 of the Company’s consolidated loans and financing were denominated in foreign currency (US$3,486 as of December 31, 2007). As a result, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and foreign exchange option agreement, as well as investing of a major part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

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

22 Fair value measurement

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3

Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2008

	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	-	3,444	-	3,444
Derivatives	-	127	-	127

	-	3,571	-	3,571
Liabilities
Derivatives	-	686	-	686

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The Company’s cash equivalent instruments are classified within Level 2 of the fair value hierarchy because they are related to essentially to time deposits with maturity of three months and CDB (Bank Certificates of Deposit), with post fixed interest rates and no penalty in case of withdrawal.

Our derivative instruments are comprised of foreign exchange swaps, equity swaps and interest swaps and all are classified within Level 2 of the fair value hierarchy since, even though we may obtain all the variables from official external sources, fair value measurement needs to be composed using pricing models generally used to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, risk-free interest rates, credit spreads, measures of volatility, and correlations of such inputs. Our derivatives trade in liquid markets and, as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are classified within Level 2 of the fair value measurement.

The Company manages its nonperformance risk by restricting the counterparties to prime and major institutions with high credit quality. Accordingly, the Company believes its nonperformance risk is remote.

From the Company’s perspective, as the retail market is the principal market in which the Company transacts its financial instruments, in the case the Company transfers its rights and obligations, it would do with financial institutions in that market. In that case, the transactions price represent the fair value to the Company at initial recognition, that is, the price that the Company would receive or pay to sell or transfer the financial instruments in transactions with the financial institutions in the retail market (exit price). For post-measurement purposes, the fair value of the financial instruments is the price that the Company would receive or pay to sell or transfer the financial instruments in transactions with the financial institutions in the retail market (exit price) dealt at the balance sheet date.

23 Financial income (expenses), net

The breakdown of the financial results for the years ended December 31, 2006, 2007 and 2008 are represented below:

	2006	2007	2008

Derivatives	(218)	416	125
Interest Income	129	79	100
Interest Expense	(431)	(680)	(550)
Other financial income (expenses), net	(13)	(34)	(55)

	(533)	(219)	(380)

Derivatives include contracts not held for trading purposes which upon settlement are presented on a net basis. Management considers the facts and circumstances of these contracts and applies EITF 03-11 – “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as Defined in Issue No. 02-3” to determine the basis of presentation for these instruments.

24 Insurance coverage

The Company renewed, for the period from February 21, 2008 to February 21, 2009, and with international reinsurance companies, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damages and loss of profits), Container Terminal -Tecon and ERSA Estanho de Rondônia (loss of profits), in the total risk amount of US$9.57 billion (property damages and loss of profit) and maximum indemnification amount, in the event of a claim, of US$750 million (property damages and loss of profits), equivalent to R$1.3 billion. For the period comprised from February 22, 2009 to February 19, 2010, the Company is negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The risk assumptions adopted, given their nature, are not part of the scope of a financial statements audit, and, consequently, they were not examined by our independent auditors.

25 Subsequent events

(a) Share repurchase

At the Board of Directors’ Meeting held on January 7, 2009, the reopening of the repurchase program of shares issued by the Company was approved up to the limit of 9,720,000 shares, to be held in treasury and their subsequent sale or cancellation. The operations authorized by the new repurchase program could have been carried out between January 8 and 28, 2009, but there was no repurchase up to the maturity of the program.

On February 2, 2009, the Board of Directors approved the reopening of the repurchase program of shares issued by the Company up to the limit of 9,720,000 shares, to be held in treasury and subsequently sold or cancelled. The operations authorized by the new repurchase program could have been carried out between February 3 and 25, 2009, but there was no repurchase up to the expiration of the program.

(b) Nova Transnordestina Project

On February 13, 2009, the Company entered into a Financing Agreement with BNDES, for the transfer of funds, in the form of capital, in Transnordestina Logística S.A., with the purpose of enabling investments in the “Nova Transnordestina” Project, concerning the construction and improvement, within the scope of influence of the Northeast Network, of lines, and line sections and sub-sections in the Eliseu Martins (PI)/Trindande (PE), Salgueiro (PE)/Missão Velha (CE), Salgueiro (PE)/Trindade (PE) and Salgueiro (PE)/Suape (PE) stretches, as well as the preparation of studies and projects. The credit amount is R$675million.

Additionally, the Company acted as the intervening party in the application, by its jointly-controlled subsidiary Transnordestina, for a financing with BNDES, aimed at investments in the construction, within the scope of influence of the Northeast Network, of lines, and line sections and sub-sections in the Missão Velha (CE) / Salgueiro (PE), Salgueiro (PE) / Trindade (PE) and Eliseu Martins (PI) / Trindade (PE) stretches, also with the purpose of enabling investments in the “Nova Transnordestina” Project.

(c) Prepayment of dividends

At the Board of Directors’ Meeting held on March 24, 2009, the Board of Directors approved the payment of dividends in the amount of R$1.5 billion.

(d) Agreement between CSN and Companhia Vale do Rio Doce (“Vale”)

On April 24, 2009, CSN entered into an agreement with Vale aiming to conclude all pending legal actions between the two companies, including those (i) related to the alleged right to indemnification or compensation deriving from the exclusion of the “right of first refusal” concerning both the acquisition of surplus iron ore produced by the Casa de Pedra mine and the Casa de Pedra mine itself (“Right to Indemnification”); (ii) arising out of liabilities established in the contracts comprising transactions related to the so-called unwinding of cross-shareholdings between Vale and CSN carried out in December 2000 (“Liabilities of the Unwinding of Cross-Shareholdings”); and (iii) referring to other pending issues related to such matters. Pursuant to the agreement, CSN and Vale performed a mutual, full and general non-financial settlement regarding the matters established therein.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(e) Annual General Meeting

At the Annual General Meeting held on April 30, 2009, shareholders approved the Company’s distribution of net income for the year ended December 31, 2008, as follows:

• Payment of dividends and interest on shareholders’ equity in the amounts of US$738.1 and US$130.4, respectively. Soon after the announcement of the payment of dividends on March 24, 2009, the Company was prevented from proceeding with the transfer of approximately US$354.2 to our shareholders by a court order issued by a trial state tax court judge in the State of Rio de Janeiro. For this reason, the Company paid its shareholders on April 2, 2009 the approximate amount of US$313.4. We are taking all measures to reverse the court order and proceed with the payment of the remaining dividend amount, as announced;

• Ratification of declarations of prepayment of dividends approved by the Board of Directors on August 12, 2008 in the amount of US$99 (R$160,000 thousand translated at the exchange rate on August 12, 2008 of US$1.00 to R$1.6161), corresponding to US$0.128665 per share, and on March 24, 2009 in the amount of US$642 (R$1,500,000 thousand translated at the exchange rate on December 31, 2008 of US$1.00 to R$2.3370), corresponding to US$1.223406 per share;

• Allocation of the amount of US$99 to the investment reserve, so as to support the investment projects included in the current years’s Capital Budget, which is hereby approved, in compliance with the provisions of Article 196 of Law 6,404/76;

• Recording of unrealized income reserve created on the non-mandatory dividend in the amount of US$1,067 (R$2,493,493 thousand translated at the exchange rate on December 31, 2008 of US$1.00 to R$2.3370); and

• Given that the maximum limit of the legal reserve was reached, no amounts will be allocated to this reserve.

* * *