Form 20-F/A
period 2008-12-31
NATIONAL STEEL CO
filed 2010-03-18
CIK 1049659

As filed with the Securities and Exchange Commission on March 17, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes                         No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2008, or the Annual Report, to include certain information, requested by the Staff of the Securities and Exchange Commission, or the SEC, during their review of our Annual Report, regarding:

  discussion and analysis of our gross profit and results of operation in connection with our mining segment;
  trend information;
  sensitivity analysis in connection with certain derivatives;
  controls regarding financial reporting of overseas subsidiaries and measures adopted to remediate related material weaknesses; and
  accounting policies and data in connection with our steel segment revenue, mining assets, inventory, results from foreign exchange variations and accrual of contingencies in connection with tax disputes.

As a result of the SEC review process we amended our disclosure in this Annual Report in connection with the following items:

  Item 5A. Operating Results;
  Item 5D. Trend Information;
  Item 11. Quantitative and Qualitative Disclosure About Market Risk;
  Item 15. Controls and Procedures; and
  Item 18. Financial Statements, regarding notes 2(f), 2(p), 10, 12, 13 and 17(a) to our consolidated financial statements

We believe these amendments, although helpful to investors, do not affect the CEO and CFO's original conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

In addition, we have included as exhibits to our Annual Report copies of the following main agreements comprising the strategic partnership agreement with a consortium of Japanese and Korean companies, or Strategic Partnership Agreement, including Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco, or Big Jump, concerning Nacional Minérios S.A., or Namisa, one of our subsidiaries:

  Share Purchase Agreement, dated October 21, 2008;
  Shareholders Agreement, dated October 21, 2008;
  High Silica ROM Iron Ore Supply Contract, dated October 21, 2008;
  Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008;
  Iron Ore Supply Contract, dated October 21, 2008; and
  Port Operating Services Agreement, dated October 21, 2008.

We have submitted to the SEC an application for confidential treatment of certain portions of the Strategic Partnership Agreement and are filing a redacted copy of the Strategic Partnership Agreement as an exhibit to this Annual Report.

No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing and we have not updated the disclosure as of a later date.

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

Sales Volume and Net Operating Revenues by Steel Products and Markets

     The following table sets forth our steel product sales volume and net operating revenues by product and market.

	Sales Volume

	Tons			% of Sales Volume

				In Market			Total

	2006	2007	2008	2006	2007	2008	2006	2007	2008

	(In thousands of tons)					(In percentages)
Domestic
Sales
Slabs	46	84	78	2	2	2	1	2	2
Hot-rolled	1,003	1,535	1,746	35	43	42	22	28	36
Cold-rolled	439	557	685	16	15	16	10	10	14
Galvanized	736	873	1,088	26	24	26	17	16	22
Tin Mill	594	565	561	21	16	14	14	11	11

Sub-total	2,818	3,614	4,158	100	100	100	64	67	85

Export sales
Slabs	120	310	32	8	18	4	3	6	1
Hot-rolled	289	93	34	19	5	5	7	2	1
Cold-rolled	142	182	32	9	10	4	3	3	1
Galvanized	759	809	464	48	46	63	17	15	9
Tin Mill	256	370	172	16	21	24	6	7	3

Sub-total	1,566	1,764	733	100	100	100	36	33	15

Total	4,384	5,378	4,891				100	100	100

Total Sales
Slabs	166	394	110				4	8	2
Hot-rolled	1,292	1,627	1,780				29	30	36
Cold-rolled	581	740	717				13	13	15
Galvanized	1,495	1,682	1,552				34	31	32
Tin Mill	850	935	733				20	18	15

Total	4,384	5,378	4,891				100	100	100

The following table sets forth our steel product net revenues by product and market.

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2006	2007	2008	2006	2007	2008	2006	2007	2008

	(In millions of US$)					(In percentages)
Domestic
Sales
Slabs	14	33	47	1	1	1	-	1	1
Hot-rolled	618	1,170	1,740	26	33	35	17	24	30
Cold-rolled	322	499	757	14	14	15	9	10	13
Galvanized	713	1,097	1,583	30	31	32	20	22	28
Tin Mill	716	754	862	29	21	17	20	15	15

Sub-total	2,383	3,553	4,989	100	100	100	66	72	87

Export sales
Slabs	43	154	20	4	11	2	1	3	-
Hot-rolled	168	62	23	14	4	3	5	1	-
Cold-rolled	93	124	24	8	9	3	3	3	-
Galvanized	659	716	491	55	51	65	18	14	9
Tin Mill	243	351	203	19	25	27	7	7	4

Sub-total	1,206	1,407	761	100	100	100	34	28	13

Total	3,589	4,960	5,750				100	100	100

Total Sales
Slabs	57	187	67	1	4	1	2	3	1
Hot-rolled	786	1,232	1,763	22	25	30	21	23	30
Cold-rolled	415	623	781	12	13	14	11	12	13
Galvanized	1,372	1,813	2,074	38	36	36	37	34	36
Tin Mill	959	1,105	1,065	27	22	19	26	21	18

Sub-total	3,589	4,960	5,750	100	100	100	97	93	98

By-products	129	398	115	-	-	-	3	7	2

Total	3,718	5,358	5,865	100	100	100	100	100	100

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

     The 30.3% increase in our consolidated net operating revenues from 2007 to 2008 can be attributed to the following:

     In connection with our steel segment: (i) larger volume of sales in the domestic market (increase from 3,614 million tons in 2007 to 4,158 million tons in 2008) where we historically have recorded higher profit margins; (ii) increase of the domestic sales in terms of total sales volume, from 67% in 2007 to 85% in 2008; and (iii) successive steel price hikes in the domestic market during 2008.

     In connection with the mining segment: (i) an all-time record of 18.5 million tons of iron ore sales volume in 2008 due to the increase of our iron ore export capacity in the Itaguaí port and general improvements in iron ore extraction processes and logistics; and (ii) the increase in average iron ore prices in the international market realized in 2008.

     On the other hand, our cost of products sold increased at a lower rate (16.2%) due to the following reasons:

     In connection with the steel segment (i) cost of products sold is mainly driven by raw material prices (which represent approximately 50% of our total steel production cost); (ii) we are self sufficient in the production of iron ore, which is one of the main raw material for steelmaking - thus, our exposure to the increases in raw material prices realized in 2008 was mainly limited to coke and coal (which represented 29% of our production cost in 2008); and (iii) there was no significant oscillation in the other steel production costs for the year.

     In connection with the mining segment: (i) the production cost is basically driven by extraction, beneficiation and logistic costs, which remained stable in 2008; and (ii) we realized a dilution in our per ton iron ore fixed production costs, due to the aforementioned increase in sales volumes.

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

Derivative Instruments

     The results on derivative instruments decreased by US$291 million, from an income of US$416 million in 2007 to an income of US$125 million in 2008. Despite the depreciation of the exchange rate as of December 31, 2008, as compared to the exchange rate as of December 31, 2007, our foreign exchange derivative instruments generated an income of US$419 million in 2008 as compared to an expense of US$219 million in 2007, which was offset by an expense of US$530 million in 2008 in our equity linked derivatives, as compared to a gain of US$640 million in 2007. In September 2008, we realized our equity swap agreement with a gain of US$1,005.7 million. After realization, we renewed our equity swap agreement and, as of December 31, 2008, the accrued amount in our current liabilities, based on the market value of our ADRs was an unrealized loss of US$685.1 million. For more information on the equity swap agreements, see “Item 4B—Risk Factors”, “Item 10C—Material Contracts”, “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Equity Risk” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements”. For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.

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

Mining Segment

     We began exporting iron ore only in 2007, when we first presented our results by segment. As a result we only had a full year of iron ore export operation in 2008 and any comparative analysis for our mining segment between 2008 and 2007 is not representative in light of the low volumes sold in 2007.

     Operating revenues for our mining segment, excluding intersegment sales1, amounted to US$ 1,211 million in 2008, as compared to US$267 million in 2007, an increase of US$944 million (or 353.6%). If we include intersegment sales, operating revenues for our mining segment would have amounted to US$1,382 million in 2008, as compared to US$267 million in 2007, an increase of US$1,115 million (or 417.6%).

     The increase in operating revenues for our mining segment was mainly due to:

     (i) Increase in total iron-ore sales volume from 10.5 million tons in 2007 to 18.5 million tons in 2008, a 76% increase, mainly due to the increase in capacity in our Solid Bulks seaport terminal in the Itaguaí Port. The completion of the second phase of this terminal project in the Itaguaí Port resulted in an increase of the handling capacity from 7 million tons of iron ore per year in 2007 to 30 million tons in 2008.

     In terms of operating revenues, this increase in capacity enabled us to increase our export sales and, consequently, the total iron ore sales volumes, which resulted in an increase of US$523 million to our mining segment operating revenues from 2007 to 2008;

     (ii) Increase in iron ore international prices in light of substantial demand from China. In 2008 iron ore export prices averaged US$67 per ton, 56% more than the US$43 per ton average in 2007. The impact of the increase in prices on our operating revenues resulted in an increase of US$ 421 million to our mining segment from 2007 to 2008.

     Cost and Operating Expenses for the mining segment increased from US$347 million in 2007 to US$562 million in 2008 due to the higher volume sold in 2008.

     In 2008 our gross profit for the mining segment amounted to US$ 928 million, with gross margin of 70%, and operating income amounted to US$767 million, with operating margin of 58%. As compared to 2007 our margins increased in light of increase in iron ore prices, greater volume sold and dilution of iron ore fixed production costs.

     In 2008 operating revenues, gross profit, and operating income for Namisa were US$ 434 million, US$263 million and US$168 million, respectively. Therefore, excluding Namisa our operating revenues, gross profit, and operating income arising from our mining activities in 2008 would have been US$948 million, US$665 million and US$599 million, respectively, which would still represent significant increases if compared to 2007 (which included Namisa).

     Namisa's results for 2009 will be presented as equity in results of affiliates in our statement of income under our mining segment.

________________________________________
1 In 2008, intersegment sales from mining to steel segment amounted to US$171 million. Including intersegment sales, mining operating revenues totaled US$1,382 million as presented in our consolidated statements of income in Note 19.

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

5D. Trend Information

     Overview

     The year 2008 marked the end of the long cycle of growing demand and high mineral and metal prices that had begun in 2002. The acceleration of the global financial crisis as of September 2008 led to a substantial change in the pace of economic activity worldwide.

     With prospects of a global economic slowdown and despite the better outlook for the Brazilian economy, Brazilian demand for flat and long steel, iron ore and cement should decline in 2009.

     Cost reductions, alongside operational and financial flexibility, have become key factors in the current scenario. On the other hand, we also believe in the importance of continuing investments that begun in recent years, such as the expansion of Casa da Pedra, Namisa and Itaguaí port and the conclusion of the first stage of our cement plant. We believe these investments should lead to higher revenue and cash flow and partially offset the negative impact of the global financial crisis. Our mining and cement projects will be carried on as previously planned, since their rates of return are higher than our cost of capital, despite the crisis-driven challenges, and we expect these returns to be generated within the next five years.

     A significant demand from China, the beginning of an increase in demand in other markets with the end of the destocking process, the decline in interest rates and the gradual recovery of the world economy should result in an increase in production by the end of 2009. International expectations for 2010 are positive, given the likelihood of increased activity.

     Steel

     Considering the challenges posed by the global financial crisis and its impact on steel products' demand and prices, we decided to review our previous investments plans of increasing flat steel production capacity, including our Greenfield projects in the cities of Itaguaí and Congonhas. The projects under review have the potential to significantly increase our current crude steel output and if implemented would enhance our global operations expansion plans.

     Investments required for production of nearly 600 thousand tons of long steel continue to be carried out as previously planned and informed.

     Brazilian Government measures, such as a reduction in IPI (federal VAT) and certain credit incentives, are increasing demand for steel products, which could have a positive effect on our operating results and financial position.

      Our plan for the upcoming years is to: (i) meet steel product demand on the domestic market, which could be less affected by the global financial crisis than international markets; and (ii) supplement our product portfolio directed to the domestic market, especially in the long-steel segment, strategically positioning for the expected expansion in Brazilian economy.

     Iron ore

     Demand for iron ore is linked to global demand for carbon steel which is in turn heavily influenced by global industrial output. Iron ore sales are performed through long-term supply agreements envisaging annual price adjustments.

     Iron ore is a commodity and several factors influence price variations for the different types of iron ore, including percentage of ore in specific deposits, various processing and purification procedures needed to produce the final desired product, size of the particles, humidity ratio and type and concentration of impurities (such as phosphorus, alumina and manganese ore). In general, fines, lump and pellet feed are the main price variation determinants.

     The global financial crisis had a strong negative impact on our domestic iron ore markets. Nevertheless, despite the severity of the crisis, we believe the global downturn will not affect the long-term economic development of emerging countries or the structural changes in recent years that led to accelerating demand for minerals and metals, especially iron ore. In addition, China, the world's largest steel producer, has become extremely dependent on iron ore imports and we expect this trend to continue in the future. We have planned investments to significantly increase CSN's and Namisa's total production capacity and to further expand the Itaguaí seaport terminal.

     Cement

     We are implementing investments to produce a total of 2.3 million tons of cement from blast furnace slag in the Presidente Vargas Steelworks and limestone from our exclusive mine located in the city of Arcos, in the state of Minas Gerais. We expect to finish the first phase of investment in 2009, which will allow us to produce 1.0 million ton. The cement industry has been recording an average annual growth of 8% for the past five years, and in 2008 preliminary data shows a 13% increase as compared to 2007, according to data from the National Union of the Cement Industry (Sindicato Nacional da Indústria do Cimento), or SNIC. We expect that in 2009 growth in cement demand will be stable.

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

Sensitivity analysis

     The economic environment in which we operate determines the main factors taken into consideration to establish risk scenarios. In the Brazilian economic environment exchange rate variation is the most notable market risk.

     The real exchange rate has significant volatility. Between 1999 and 2008 the real exchange rate had an average annual volatility of 22% and in four years during this period volatility was of approximately 50%, including 2008.

     To develop our sensitivity analysis we analyze three different scenarios of exchange rate variation. The first scenario reflects our projection, at the end of the fiscal year, and is the scenario we consider more likely. The second scenario reflects a moderate adverse variation based on historic figures and the third scenario provides for a significantly adverse scenario based on exceptional but plausible economic shocks.

     Based on the foreign exchange rate of December 31, 2008 of R$2.3370 per US$ 1.00, adjustments to the swap agreement amounts were estimated for three scenarios: scenario 1: rate of R$2.3580 per US$ 1.00; scenario 2: (25% depreciation) rate of R$1.7528 per US$ 1.00; scenario 3: (50% depreciation) rate of R$1.1685 per US$ 1.00.

December 31, 2008 (In thousand of US$, except for exchange rates)	Risk	Scenario	Reference Value	Exchange Rates	Additional Results

			1,530,000	2.3370
		1		2.3580	13,748
Foreign Exchange swaps	Dollar devaluation	2		1.7528	(382,500)
		3		1.1685	(765,001)
			712	2.3370
		1		2.3580	6
Interest Swap CDI x Libor	Dollar devaluation	2		1.7528	(178)
		3		1.1685	(356)
(*) Source: Future Dollar closing rate on February 28, 2009 and December 30, 2008.

     The scenarios of devaluation of the real versus the U.S. Dollar would increase both losses in derivative transactions and offsetting gains in the underlying hedged exposure, as expected.

     Based on the ADR price of US$ 12.81 as of December 31, 2008 and considering the historical return correlation between the U.S. dollar and the ADRs, adjustments to the equity swap derivative contract amount were estimated for three ADR price scenarios: scenario 1: ADR quotation at US$ 20.00; scenario 2: ADR quotation at US$ 9.68; and scenario 3: ADR quotation at US$ 6.46.

     The evaluated scenario follows the perspective of the worldwide economic recovery and the expected increasing appreciation of the quotations of the Company's securities.

December 31, 2008 (In thousand of US$, except for ADR price and number)	Risk	Scenario	ADR Price	ADR Reference Value	Additional Results

			12.81	29,684,400
		1	20.00		210,462
Equity swaps	Price devaluation and dollar recovery	2	9.68		(95,805)
		3	6.46		(191,613)

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

     The Company's management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company's management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

     Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

     This deficiency resulted in a material weakness as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

     The existing internal controls allowed the Company's management to detect the deficiency during 2008 and the necessary adjustments were timely recorded in our financial statements for fiscal year 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries.

     In addition, we assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$ 29.8 million during fiscal years 1999 through 2007, which represented 0.51% of the Company's accumulated net income for the period (1999-2007), as follows:

Year	Unrecorded Adjustments (In millions of US$)

1999	(0.3)
2000	1.4
2001	(1.9)
2002	(3.2)
2003	1.8
2004	7.7
2005	8.2
2006	8.1
2007	8.0
Total	29.8

     We concluded that these adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years. Nonetheless we believed it consisted of a material weakness in 2008 due to the fact that the non-identification and report of certain subsidiaries in our consolidated financial statements could have potentially had a material impact.

     Once the deficiency was identified, management immediately informed our Audit Committee and our independent auditors. The Audit Committee conducted an independent evaluation and concurred that the financial effect related to this deficiency had no material impact on our consolidated financial statements.

     In order to prevent the occurrence of such deficiencies, during fiscal year 2009, our management took the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures included:

  Definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities.
  Centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries.
  Liquidation of dormant companies.
  Implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).

Attestation Report of the Independent Registered Public Accounting Firm

     For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated March 17, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2008, see “Item 18. Financial Statements”.

Changes in internal control over financial reporting

     Except as disclosed in the following paragraph, there was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     The Company's management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company's management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

     In past years, monitoring controls over lawsuits substantially related to labor and civil claims, including the estimate and recording of provisions for contingencies relating to such lawsuits, was performed through the use of certain spreadsheets which were manually fed and monitored by personnel who had been in charge of such controls for several years. In 2007, the Company underwent a high turnover in its legal department team and key personnel in charge of the monitoring controls over the completeness and accuracy of lawsuits and related provisions for contingencies. The lapse of time it took for the Company to replace such key personnel and for the new professionals hired to become familiar with all lawsuits and adequately perform relevant monitoring controls resulted in a material weakness as of December 31, 2007. Since the insufficient controls only affected lawsuits involving non-material amounts, the material weakness did not result in any audit adjustment that would have required restatement of our consolidated financial statements for 2007. Since the replacement of the abovementioned key personnel occurred in 2007, the 2006 monitoring controls were not affected and there was no impact on our consolidated financial statements for that year.

     In 2008, in order to remediate the material weakness identified as of December 31, 2007, we restructured our legal department. The Company hired a general counsel who divided the department into four groups. Four senior assistant general counsel were brought in and new lawyers, paralegals and trainees were also hired to strengthen the team. CSN also initiated the development of electronic controls of lawsuits and electronic management of files, replacing the manual spreadsheets, through the implementation of specialized software. These actions (i) improved the controls over lawsuits and judicial processes; (ii) allowed the accurate estimation and recordation of provisions for contingencies; and (iii) ensured a smooth transition in case the personnel in charge of such controls leave the company, since historical information on lawsuits is well organized and can be easily accessed by new professionals.

     This material weakness identified for the year ended December 31, 2007 and concerning oversight and supervisory review of lawsuits was remediated during 2008 and no longer is a material weakness.

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

Page
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	FS-R1
Reports of Independent Registered Public Accounting Firms	FS-R2
Consolidated financial statements:
Balance sheets as of December 31, 2007 and 2008	FS-1
Statements of income for the years ended December 31, 2006, 2007 and 2008	FS-3
Statements of cash flows for the years ended December 31, 2006, 2007 and 2008	FS-4
Statements of changes in stockholders’ equity and comprehensive income for the years ended December 31, 2006, 2007 and 2008	FS-7
Notes to consolidated financial statements	FS-9

Item 19. Exhibits

Exhibit	Description

Number
1.1	Bylaws of CSN, as amended to date.
2.1	Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended as of November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F- 6 relating to the ADSs (File n° 333-115078) filed with the SEC on April 30, 2004).
8.1	List of subsidiaries
10.1*	Equity Swap Agreement, originally dated as of July 11, 2008 between CSN Madeira Ltda. and Goldman Sachs International.
10.2*	Share Purchase Agreement, dated October 21, 2008, among the Company, Big Jump Energy Participações S.A., Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco.
10.3*	Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between the Company and Big Jump Energy Participações S.A.
10.4*	High Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.5*	Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.6*	Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.7*	Port Operating Services Agreement, dated October 21, 2008, between the Company and Nacional Minérios S.A.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification of Chief Executive Officer.
13.2	Section 906 Certification of Chief Financial Officer.
15.1	Management’s report dated March 17, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2008.
15.2	Consent of Golder Associates S.A.
_____________
*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 17, 2010	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Chief Financial Officer

Companhia Siderúrgica Nacional and
Subsidiaries
Consolidated Financial Statements
For the Years Ended December 31,
2006, 2007 and 2008
And Reports of Independent Registered Public Accounting Firms

Report of independent registered public accounting firm

The Board of Directors and Stockholders of
Companhia Siderúrgica Nacional:

We have audited Companhia Siderúrgica Nacional (the Company's) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected on a timely basis. A material weakness related to monitoring controls over the process for the identification, accounting and disclosure of certain foreign subsidiaries incorporated in prior years and related transactions therein has been identified and included in management's assessment. This material weakness, if not remediated, has the potential to cause a material misstatement in the future. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the year s in the two-year period ended December 31, 2008, of the Company and its subsidiaries. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 30, 2009, which expressed an unqualified opinion on those consolidated financial statements.

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

We do not express an opinion or any other form of assurance on management's statements referring to corrective actions taken after December 31, 2008, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Auditores Independentes

São Paulo, SP - Brazil
June 30, 2009, except for notes 2(f), 2(p), 10, 12, 13 and 17(a), which are as of March 17, 2010

Report of independent registered public accounting firm

The Board of Directors and Stockholders of
Companhia Siderúrgica Nacional:

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and its subsidiaries ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Siderúrgica Nacional's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG Auditores Independentes

São Paulo, SP - Brazil
June 30, 2009, except for notes 2(f), 2(p), 10, 12, 13 and 17(a), which are as of March 17, 2010

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheets of COMPANHIA SIDERÚRGICA NACIONAL and subsidiaries ("the Company") as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(f) Inventories

Inventories are stated at the lower of average cost or replacement or realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost including freight, shipping and handling costs. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.

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

(j) Goodwill

Goodwill represents the cost of investments in excess of the fair value of the net identifiable assets acquired and liabilities assumed. The Company adopts SFAS No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, under which goodwill is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves identification of reporting units and estimates of fair values. No impairment losses have been recorded for any of the periods presented.

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

In June 2008, the EITF reached a consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an instrument that has the characteristics of a derivative instrument is indexed to an entity’s own stock, it is necessary to evaluate whether it is or would be classified in stockholders’s equity. EITF 07-5 applies to a freestanding financial instrument or embedded feature that has all the characteristics of a derivative in accordance with Statement 133. Accordingly, the company must use two-step approach in order to make this evaluation as follows: (a) evaluate the instrument’s contingent exercise provisions, if any; and (b) evaluate the instrument’s settlement provisions. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. We are currently evaluating the impact of adoption of EITF 07-5 on our consolidated financial position or results of operations.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

In April 2009 the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. FSP FAS 141(R)-1 amends the provisions in Statement No. 141(R), Business Combinations, for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. No subsequent accounting guidance is provided in the FSP, and the FASB expects an acquirer to develop a systematic and rational basis for subsequently measuring and accounting for acquired contingencies depending on their nature. FSP FAS 141(R)-1 is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is in or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This is the same effective date as Statement No. 141(R). We are currently evaluating the potential impact of adopting these statements on our consolidated financial position or results of operations.

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

5 Business acquisitions

CFM (Cia. de Fomento Mineral)

In order to strengthen the Company´s position as a player in the iron ore market, the Company acquired 100% of the capital of Companhia de Fomento Mineral e Participações (“CFM”), a mining company located in the State of Minas Gerais, for US$400 and additional US$40 in case no contingent liabilities were raised. In October 2008, the Company was released from paying this latter installment of US$40 since potential labor contingencies were discovered. The Company accounted for this acquisition using Statement of Financial Accounting Standards No. 141 - Business Combinations (“SFAS 141”) and Statement of Financial Accounting Standards No. 142 – Goodwill and Other Intangible Assets (“SFAS 142”). Accordingly, the results of operations for the acquired business are included in the accompanying consolidated statements of income beginning June 2007, the closing date of the acquisition, and the related assets and liabilities were recorded based upon their relative fair values as of the acquisition date.

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

As of December 31, 2008, the undistributed earnings of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed earnings of the Company´s foreign subsidiaries amounted to US$664 as of December 31, 2008. If circumstances change and the Company decides to repatriate these undistributed earnings, the tax liability in lieu thereof will amount to US$226.

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

Transnordestina Logística S.A. (“Transnordestina”)

The Company's aim is to help CFN improve the efficiency and reliability of its railway networks. On November 30, 2003, the Company increased its interest in CFN from 32.40% to 49.99% by acquiring from CVRD its interest and during 2006, 4.21% of the investment was transferred to BNDES in connection with "Transnordestina" project, and in 2007 the Company increased its ownership by 1.10% to 46.88%.

In the General Meeting held on May 12, 2008, CFN's name was changed to Transnordestina Logística S.A. ("Transnordestina") and at the same date CSN increased its ownership in Transnordestina to 71.24% through use of its advances for future capital increase in the amount of US$81 (R$136 million). Further, on November 17, 2008, CSN increased its ownership to 84.50% by capitalization of US$111 (R$254 million). In association with the Brazilian Federal Government, the Company will invest R$2.1 billion in CFN to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and will play an important role in the development of Brazil's Northeast region. Completion is scheduled for 2010. Transnordestina is jointly - controlled by us and Taquari Participaçõees S.A. pursuant to a shareholder's agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003.

ITÁ Energética S.A. (“ITASA”)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Itasa has an ownership of 60.5% in the Consortium Itá, created to explore Itá Hydroelectric Plant, in accordance with the concession contract signed on December 28, 1995 and its addendum No.1 dated of July 31, 2000 celebrated between the National Agency of Electric Energy (“ANEEL”) and the consorted companies Itasa and Tractebel Energia S.A. (former “Centrais Geradoras do Sul do Brasil – Gerasul”).

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

Nacional Minérios S.A. (“Namisa”)

On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid up by Big Jump Energy Participações S.A. (“Big Jump”), a company whose shareholders are Brazil Japan Iron Ore Corporation (“BJIOC”) and Posco, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 59.99% . BJIOC is a company incorporated by a consortium formed by the Japanese companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries Ltd, Kobe Steel Ltd and Nisshin Steel Co Ltd, and the Korean company, Posco. Big Jump paid in cash for Namisa’s shares the amount of US$3,041. Upon acquisition, the new corporate structure of Namisa by which Big Jump holds 40% and CSN holds 59.99% of Namisa’s shares and also based on the Shareholders’ Agreement signed by both parties, the Company’s management concluded that Namisa’s balance sheet should be deconsolidated on December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale and dilution. For deconsolidating Namisa, the Company analyzed and applied EITF No.96-16 – “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”) with the purpose of determining whether the minority rights held by the minority shareholder overcome the presumption of SFAS 94 – “Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94”) that all majority-owned investees should be consolidated. Based on the analysis of EITF 96-16, it was concluded that the Asian consortium has effective and significant participation rights rather than protective rights. Substantive minority rights that provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee’s ordinary course of business, although also protective of the minority shareholder’s investment, should overcome the presumption in SFAS 94 that the investor with a majority voting interest should consolidate its investee. Particularly with respect to our non-consolidated subsidiary Namisa, we may be required to reacquire all ownership interest of our Asian partners in the event of a dead-lock with respect to a material issue under our shareholders’ agreement. We and Big Jump Energy Participações S.A. have entered into a shareholders’ agreement in order to govern our joint-control of Namisa. Under certain situations provided for in the shareholders’ agreement, a dead-lock resolution process may be established. This procedure requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In case the dead-lock remains, the shareholders’ agreement provides for call and put options, which entitles Big Jump Energy Participações S.A. to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of Big Jump Energy Participações S.A. in Namisa, in each case for the fair market value of the respective shares.

The Company and Namisa have signed long-term contracts to ensure supply of iron ore (“run of mine”) extracted from Casa de Pedra mine, and port services rendered by CSN. These contracts have been prepaid by the abovementioned consorted companies at the same amount of US$3,041, recorded as due to related parties in long-term liabilities.

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

The gain of US$1,667 abovementioned is non-taxable since a dilution of interest is not considered as a capital gain in accordance with Brazilian tax legislation.

Namisa's assets and liabilities as of December 31, 2008 are presented as follows:

Year ended December 31,
Accounts	2008

Current assets	811
Noncurrent assets	3,720
Current liabilities	(667)
Noncurrent liabilities	(319)

Stockholder's equity	(3,545)

11 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2007	2008

Logistics
MRS Logística	6	4

	6	4

Mining
ERSA	43	32

	43	32

Steel
GalvaSud	60	47
Prada	53	40
Lusosider Projectos Siderúrgicos	4	4

	117	91

	166	127

12 Property, plant and equipment

	As of December 31, 2007

	Cost	Accumulated Depreciation	Net

Land	73	-	73
Buildings	314	(37)	277
Equipment	4,434	(1,530)	2,904
Furniture and fixtures	60	(45)	15
Mines and reserves	677	(17)	660
Other	178	(91)	87

	5,736	(1,720)	4,016
Construction in
progress	808	-	808

	6,544	(1,720)	4,824

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

Casa de Pedra mine is an asset that belongs to CSN which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the "Manifesto Mina", which confers to CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2007 and 2008, the net fixed assets of Casa de Pedra were US$547 and US$655, respectively, mainly represented by US$298 and US$453 of construction in progress. In 2007 and 2008, capitalized interest in Casa de Pedra assets amounted to US$21 and US$20, respectively.

13 Loans and financing

	As of December 31,

	2007				2008

	Current portion		Long-term		Current portion		Long-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-export financing (e)	15		414		21		583
Securitized Receivables (c)		72		388		88		300
Euronotes (d)		275		950	-	-	-	950
Perpetual notes (b)	-	-	-	750	-	-		750
Financed imports	35		50		33	-	42	-
BNDES/Finame			44	2	4	-	43	3
Advances on export contracts (g)	190		110		973	-	100	-
Other		58		133		99		50

	240	405	618	2,223	1,031	187	768	2,053

Denominated in
Brazilian Reais

BNDES/Finame (f)	44		398	25	73	2	298	21
Debentures (a)	181		339		-		257
Other		2	5	39	-	3	2	37

	225	2	742	64	73	5	557	58

	465	407	1,360	2,287	1,104	192	1,325	2,111

Total of loans and financing	872		3,647		1,296		3,436

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

b. In July 2005, the Company issued perpetual notes in the amount of US$750 that bear interest at 9.5% a.a. The Notes have no maturity date; however, as from 2010, the Company has the right to settle the Notes paying the outstanding amounts at that date. The interest payments on the perpetual notes are mandatory and have been paying quarterly since October 14, 2005.

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

f. In January 2007, the Company entered into two new financing contracts of US$398 with BNDES, which amounted to US$371 (including current and long-term portion) as of December 31, 2008, and bear annual interest of 8.7% and 9.7% with maturity date in 2014. The proceeds will be used in certain mining and logistics projects.

g. Consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export sales advances with financial institutions. At December 31, 2008, the Company had US$973 outstanding short-term debt which bears interest rates between 3.25% and 9.00% p.a. and has maturity at various dates through 2009.

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

Labor contingencies

As of December 31, 2008, the amount of the accrual relating to probable losses for these contingencies was US$50 (US$59 in 2007). Our legal counselors periodically revise the accruals based on their judgment and the recent track record on these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. The lawsuits related to the alleged joint liability between us and our independent contractors' represent a large portion of the total labor lawsuits against us and are originated from the independent contractors lack of payment of labor charges, resulting in our inclusion in the lawsuits.

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

The Brazilian National Treasury appealed such decision and got a favorable decision from Brazilian court of appeals. CSN filed appeals against such decision to both the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court and is still awaiting decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against CSN to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset by the use of IPI premium tax credits.

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

b) Steelmaking (Slab Mills) and Long Steel Production

The Company initiated its 600 thousand ton long products brownfield project in Volta Redonda, in the State of Rio de Janeiro, which will be developed inside its main steelmaking facility. CSN intends to produce 600 thousand tons of long products, such as rod bar and wire rod. The Company will benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry which were discontinued. The total investment in long steel products production will be of approximately US$354 in the necessary installations, including expanding and upgrading a 30-ton electric furnace. The facility is expected to be concluded in December 2012 and will use surplus pig iron and low value added slabs as raw materials. Additionally, projects which were previously announced, such as the greenfield slab mills in the city of Itaguaí, in the State of Rio de Janeiro, and the greenfield slab mill in the city of Congonhas, in the State of Minas Gerais and the Logistics Platform Project, in the city of Itaguaí, in the State of Rio de Janeiro (except for the ongoing improvements on its Container Terminal and for the expansion of its Solid Bulks Terminal) were put on hold by the Board of Directors due to the uncertainty about the duration of the current global economic scenario.

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

• In October 2008, as part of the partial sale of Namisa, some of the capital expenditures which were originally planned for Casa de Pedra were transferred to Namisa, including two pellet plants. For information on our sale of 40% of our ownership interest in Namisa, At the end, the total investments resulted in US$ 2 billion, adding volume to reach 33 million tons, including two pellets plants. The current capacity is now 7 million tons. It is important to mention that those capital expenditure will be executed together with Namisa's new business partner group.

• We are also investing approximately US$1.0 billion in the expansion of the seaport solid bulk terminals in Itaguaí to enable annual exports of 100 million tons of iron ore. Of this amount, approximately US$280 have already been invested. CSN’s current annual export capacity is equivalent to 30 million tons.

d) Cement Project

This project represents the entrance of CSN into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in Arcos, Minas Gerais. These two raw materials, slag and limestone, which are further transformed into clinker, account for approximately 95% of the production cost to produce cement. We are investing approximately US$384 to build a greenfield grinding mill and clinker furnace, with capacity of 2.3 million tons and 820,000 tons, respectively. We expect the grinding mill to produce 0.4 million of cement in 2009 and to reach its full capacity by 2011. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to US$81 million indexed based on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, and part indexed on US dollars, as well as the use of free cash flow from our current operations.

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

g) Itaguaí CSN Logistics Platform Project

The Company holds the concession to operate a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and CFM by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, CSN undertakes to unload at least 3.4 million tons of coal and coke from our suppliers through the terminal annually, as well as shipments from third parties. Among the approved investments that the Company announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 160 million tons of iron ore per year.

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

i) Iron ore supply agreement with Namisa

The Company entered into long-term agreements at the full amount of U$S3,041 with its non-consolidated subsidiary Namisa to supply iron ore from the Casa de Pedra mine, with maturity scheduled for 2041, as further described below:

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

High Silica ROM

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
				for writ of summons, pledge, appraisal
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
(2) Expired on the maturity date mentioned above and renewed after the expiration date.

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

• Allocation of the amount of US$99 to the investment reserve, so as to support the investment projects included in the current year's Capital Budget, which is hereby approved, in compliance with the provisions of Article 196 of Law 6,404/76;

• Recording of unrealized income reserve created on the non-mandatory dividend in the amount of US$1,067 (R$2,493,493 thousand translated at the exchange rate on December 31, 2008 of US$1.00 to R$2.3370); and

• Given that the maximum limit of the legal reserve was reached, no amounts will be allocated to this reserve.

* * *