Form 20-F
period 2009-12-31
NATIONAL STEEL CO
filed 2010-06-01
CIK 1049659

As filed with the Securities and Exchange Commission on May 28, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
1	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
1	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact Name of Registrant as Specified in its Charter)

NATIONAL STEEL COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Paulo Penido Pinto Marques, Chief Financial Officer
Phone: +55 11 3049-7100   Fax: +55 11 3049-7212

invrel@csn.com.br
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	New York Stock Exchange*
American Depositary Shares, (as evidenced by American Depositary Receipts), each representing one share of Common Stock	New York Stock Exchange

____________________

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

Common Shares, without par value.

1,510,359,220, including 52,389,112 common shares held in treasury. This amount takes into account the two-for-one stock split that took place in March 2010. For further information, see “Item 7A.  Major Shareholders,”  “Item 9A. Offer and Listing Details” and “Item 10B. Memorandum and Articles of Association.”

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑  Yes    1  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

1  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑  Yes   1  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

1  Yes    ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer  ☑                Accelerated Filer  1                 Non-accelerated Filer   1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board 1	Other 1

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  1   Item 18  1

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

1  Yes     ☑  No

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

  “we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;
  “parent company” is to Companhia Siderúrgica Nacional.
  “Brazilian government” are to the federal government of the Federative Republic of Brazil;
  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;
  “U.S. dollars,” “$,” “US$” or “USD” are to United States dollars;
  “billions” are to thousands of millions, “km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year and “MW” are to megawatts;
  “TEUs” to twenty-foot equivalent units;
  “consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries as of December 31, 2008 and 2009 and, for the years ended December 31, 2007, 2008 and 2009, together with the corresponding Report of Independent Registered Public Accounting Firms;
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

  general economic, political and business conditions in Brazil and abroad, especially in China;
  the ongoing effects of the recent global financial markets and economic crisis;
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
  lack of infrastructure in Brazil;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our consolidated financial statements as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 contained in “Item 18. Financial Statements” have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 2(a) to our consolidated financial statements.

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

Changes on Regulatory Requirements for Presentation of Financial Statements – Convergence to International Financial Reporting Standards (“IFRS”)

Presentation of  financial statements in accordance with IFRS

On July 13, 2007, the CVM issued Rule No. 457 to require listed companies to publish their consolidated financial statements in accordance with IFRS starting with the year ending December 31, 2010.  Those consolidated financial statements must be prepared based on IFRS as issued by the International Accounting Standards Board.

Convergence of Brazilian GAAP  to IFRS

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Corporate Law relating to accounting principles and authority to issue accounting standards.  Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS.  To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporate Law and required the different applicable regulators (including CVM) to issue accounting rules conforming to the accounting standards adopted in international markets.  Additionally, the statute acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the Brazilian Federal Accounting Board (Conselho Federal de Contabilidade), Brazilian Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil), São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) or BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil.  Law No. 11,638 permits the CVM to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

Subsequently on May 27, 2009, Law No. 11,941 was enacted and, among other issues, amended numerous provisions of the Brazilian Corporate Law and tax regulation, to enable greater convergence between Brazilian GAAP and IFRS.

As result of the issuance of Law No. 11,638, and Law No. 11,941, CPC has issued approximately 40 standards with the objective of making Brazilian GAAP similar to IFRS.  CPC has issued several standards for application beginning with the year ended December 31, 2008 and during 2009 issued several additional standards.  Our management is currently in the process of analyzing the potential impact of these new regulations and standards.

Reporting Currency

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

     As described more fully in Note 2(a) to our consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our consolidated financial statements have been translated from the real amounts in accordance with the criteria set forth in the U.S. Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” at the year-end exchange rate (for balance sheet items) or the average exchange rate prevailing during the period (for income statement items). In this annual report, we refer to a Statement of Financial Accounting Standards issued by the U.S. Financial Accounting Standards Board as an “SFAS.”

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

3A. Selected Financial Data

     The following table presents our selected financial data as of the dates and for each of the years indicated, prepared in accordance with U.S. GAAP. Our U.S. GAAP consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, KPMG Auditores Independentes, for the periods noted in their reports. The selected financial information as of December 31, 2005, 2006 and 2007 and for each of the years in the two-year period ended December 31, 2006 have been derived from our U.S. GAAP consolidated financial statements in U.S. dollars, not included in this annual report. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
Income Statement Data:	2005	2006	2007	2008	2009
	(in millions of US$, except per share data)
Operating revenues
Domestic sales	3,449	3,550	5,283	7,377	5,204
Export sales	1,224	1,263	1,695	1,830	1,137
Total	4,673	4,813	6,978	9,207	6,341

Deductions from operating revenues
Sales taxes	829	899	1,305	1,835	1,257
Discounts, returns and allowances	39	68	156	185	70
Net operating revenues	3,805	3,846	5,517	7,187	5,014
Cost of products sold	1,837	2,102	3,076	3,602	3,250
Gross profit	1,968	1,744	2,441	3,585	1,764
Operating expenses
Selling	186	167	310	412	345
General and administrative	108	148	185	219	208
Other income (expense)	28	149	85	110	47
Total	322	464	580	741	600

Operating income	1,646	1,280	1,861	2,844	1,164
Non-operating income (expenses), net
Financial income (expenses), net	(550)	(533)	(219)	(380)	(871)
Foreign exchange and monetary gain (loss), net	183	218	438	(1,265)	422
Other	3	22	81	1,742	(26)

Total	(364)	(293)	300	97	(475)

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in millions of US$, except per share data)

Income before income taxes and equity in results of affiliated companies	1,282	987	2,161	2,941	689
Income taxes
Current	(458)	(198)	(619)	(615)	(167)
Deferred	31	(98)	85	201	(52)

Total	(427)	(296)	(534)	(414)	(219)

Equity in results of affiliated companies	47	58	76	127	809

Net income	902	749	1,703	2,654	1,279

Net loss attributable to noncontrolling interest	-	-	-	-	2

Net income attributable to Companhia Siderúrgica Nacional	902	749	1,703	2,654	1,281

Basic earnings per common share	0,56	0.48	1.11	1.73	0.86
Weighted average number of common shares outstanding (in thousands)(1)	1,621,650	1,544,604	1,539,489	1,534,067	1,492,453

	As of December 31,
Balance Sheet Data:	2005	2006	2007	2008	2009
	(In millions of US$)
Current assets	3,330	3,962	4,665	7,307	6,841
Property, plant and equipment, net	2,547	3,211	4,824	3,543	5,616
Investments in affiliated companies and other investments (including goodwill)	312	375	565	2,715	4,384
Other assets	968	1,000	2,011	2,144	2,347

Total assets	7,157	8,548	12,065	15,709	19,188

Current liabilities	1,398	1,678	2,865	3,813	2,091
Long-term liabilities(2)	4,750	5,823	6,512	8,580	12,833
Stockholders’ equity	1,009	1,047	2,688	3,316	4,264

Total liabilities and stockholders’ equity	7,157	8,548	12,065	15,709	19,188

	As of and for the year ended December 31,
Other Data:	2005	2006	2007	2008	2009
	(In millions of US$, except per share data and where otherwise stated)

Cash flows from operating activities	1,757	919	1,264	2,067	40
Cash flows used in investing activities	(593)	(839)	(1,091)	(1,292)	(829)
Cash flows from (used in) financing activities	(996)	(263)	(122)	1,867	872
Common shares outstanding (in thousands)	1,549,092	1,544,480	1,538,940	1,517,339	1,457,970
Common stock	2,447	2,447	2,447	2,447	2,447
Dividends declared and interest on stockholders’ equity(1)	969	914	550	1,414	1,334
Dividends declared and interest on stockholders’ equity per common share(1)(3)	0.63	0.59	0.36	0.93	0.81
Dividends declared and interest on stockholders’ equity (in millions of reais)(3)	2,268	1,954	1,039	2,755	2,571
Dividends declared and interest on stockholders’ equity per common share (in reais)(1)(3)	1.47	1.27	0.68	1.82	1.76

(1)

Takes into account the one-for-three stock split occurred in January 2008 whereby each common share of our capital stock on December 31, 2007 became represented by three common shares and the one-for-two stock split occurred in March 2010 whereby each common share of our capital stock on December 31, 2009 became represented by two common shares. See “Item 10B. Memorandum and Articles of Association.”

(2)	Excluding the current portion of long-term debt.
(3)

Amounts consist of dividends declared and accrued interest on stockholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments made in 2009, see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

     Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. During 2009, the real appreciated by approximately 25%, reaching R$1.74 per US$1.00 on December 31, 2009, mainly due to the strong economic recovery of Brazil. On May 26, 2010, the exchange rate was R$1.846 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially.

     The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Low	High	Average (1)	Period-end
Year ended
December 31, 2005	2.163	2.762	2.413	2.341
December 31, 2006	2.059	2.371	2.177	2.138
December 31, 2007	1.733	2.156	1.948	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.994	1.741

	Low	High	Average	Period-end

Month ended
November 30, 2009	1.702	1.759	1.726	1.751
December 31, 2009	1.701	1.788	1.750	1.741
January 31, 2010	1.723	1.875	1.780	1.875
February 28, 2010	1.805	1.877	1.842	1.811
March 31, 2010	1.764	1.823	1.786	1.781
April 30, 2010	1.731	1.781	1.757	1.731
May 26, 2010	1.732	1.881	1.811	1.846

Source: Central Bank.
(1)	Represents the daily average of the close exchange rates during the period.

     We will pay any cash dividends and make any other cash distributions with respect to our common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the BM&FBOVESPA.

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

  interest rates;
  exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990;
  currency fluctuations;
  inflation;
  lack of infrastructure in Brazil;
  energy shortages and rationing programs;
  liquidity of the domestic capital and lending markets;
  environmental policies and regulations;
  tax policies and regulations; and
  other political, social and economic developments in or affecting Brazil.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our common shares and ADSs.

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.34 per US$1.00 at year end. During 2009, the real appreciated by approximately 25%, reaching R$1.74 per US$1.00 on December 31, 2009, mainly due to the strong economic recovery of Brazil. On May 26, 2010, the exchange rate was R$1.846 per US$1.00.

     Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the global economic and financial crisis in 2008 and 2009, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

     In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We had total U.S. dollar-denominated or –linked indebtedness of US$4,590 million, or 59% of our total indebtedness, at December 31, 2009.

     Depreciation of the real may also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

     Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

     Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2008, the base interest rate, or SELIC rate, in Brazil varied between 19.25% and 11.25% per year. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business. In addition, we may not be able to adjust the price of our products in the export markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

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

     The global financial crisis has had significant consequences in 2008 and 2009, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which have and may continue to, directly or indirectly, materially and adversely affect our operating results, financial position and the price of our common shares and/or ADSs. Although the scenario has improved significantly since the second half of 2009, it is still not clear that the global economy has substantially recovered.

Risks Relating to Us and the Industries in Which We Operate

     We are exposed to substantial changes in the demand for steel and iron ore, which has a substantial impact in the prices for our products.

     The steel and mining industries are highly cyclical, both in Brazil and abroad. To the extent the Brazilian economy cannot absorb our entire steel production capacity, we are dependent on exporting our steel products, as in 2005 and 2006, for example. The demand for our steel and mining products (international commodities) and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution industries. In recent years, the price of steel and iron ore in world markets has been at historically high levels, but in 2009 these prices decreased as a result of lower domestic demand and the effects of the 2008 worldwide financial crisis. In addition, reduced demand can lead to overcapacity and excessive downtime, lower utilization of our significant fixed assets and therefore reduced operating profitability. Any material decrease in the demand for steel in domestic or export markets served by us could have a material adverse effect on us.

     The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

     In 2008 and 2009, raw material costs accounted for 56.9% and 53.6%, respectively, of total production costs. Our principal raw materials include iron ore, coal, coke (a portion of which we produce from coal), limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements. In addition, we import all of the coal required to produce coke and approximately 16.5% of our coke requirements.

     Global developments, for example the dramatic increase in 2008 in Chinese and Indian demand for raw materials used in steel manufacturing, may cause severe shortages and/or substantial price increases in key raw materials and ocean transportation capacity. Our inability to pass those cost increases on to our customers or to meet our customers’ demands because of non-availability of key raw materials may cause a material adverse effect on us.

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

     We face significant competition, including price competition and competition from other domestic or foreign producers, which may adversely affect our profitability and market share.

The global steel industry is highly competitive with respect to price. Brazil exports steel products and is influenced by several factors: the protectionist policies of other countries, questioning of WTO (World Trade Organization), the Brazilian government’s exchange rate policy and the growth rate of world economy. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

The steel industry is also highly competitive with respect to product quality and customer service, as well as technological advances that enable the steel manufacturer to reduce its production costs. Steel makers in Brazil already face strong competition from imports and this may increase due to increase in foreign steel installed capacity, the appreciation of the real against the U.S. dollar and the reduction of domestic steel demand in other markets.

Over the past three years, China has become a major exporter of steel. If we are not able to remain competitive in relation to China or other steel-producing countries that are competitive, in the future we may be materially and adversely affected.

In response to the increase of steel imports to Brazil at very competitive or subsidized prices, in 2007 the Brazilian government reinstated the official agreed tariffs (External Common Tariff – TEC) of the Mercosul agreement for certain steel products in order to defend the domestic steel industry.  These tariffs had previously been reduced in 2005 to zero as part of a “list of exceptions” of the TEC allowed by the agreement. Until December 2011 the Brazilian government may reduce these tariffs again and if tariffs are reduced we will face more competition from imported steel products and our results of operation may be negatively affected.

In addition, other factors influence our competitiveness, including our efficiency and operating rates, and the availability, quality and cost of raw materials and labor.

     Government measures could adversely affect us.

Our activities depend on authorizations from and concessions by governmental regulatory agencies of the countries in which we operate. If related laws and regulations change, modifications to our technologies and operations could be required, and we could be required to make unexpected capital expenditures. The loss of any such authorization or changes in the regulatory framework we operate in may materially and adversely affect us.

Mining is subject to government regulation in the form of taxes and royalties, which can have an important financial impact on our operations. In the countries where we operate, governments may impose new taxes, raise existing taxes and royalties, or change the basis on which they are calculated in a manner unfavorable to us.

Furthermore, in response to the increased production and export of steel by many countries, anti-dumping, countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by governments of the principal foreign markets for our steel exports in that period. Some of these restrictions are still in force, such as the restrictions on exports of hot-rolled products from Brazil to the United States, Canada and Argentina and the restrictions imposed by the European Union on exports of certain chemical substances contained either in products used to protect the steel products or in products used to pack them, effective as of January 2009. These and other restrictions could materially and adversely affect us, especially to the extent we rely on exporting our iron ore and steel production.

     Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products. We do not have insurance policies to cover losses and liabilities in connection with operational risks, and may not have sufficient insurance coverage for certain other events.

     The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, drillers, crushing and screening equipments and shiploaders, internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage. In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas steelworks, which prevented us from operating this blast furnace for approximately six months and resulted in losses of approximately US$520 million, all of which was reimbursed by our insurers. Similar or any other significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

     Our insurance policies for losses in connection with operational risks, covering damage to our major facilities in connection with the Presidente Vargas steelworks (including damage to equipment and blockage of port facilities) and profit losses, expired on February 22, 2009 and we are currently renegotiating new insurance policies. Lack of insurance coverage for operational risks exposes us to potential significant liability in the event of an accident or business interruption, which may materially and adversely affect us.

     Our projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

     We are investing to further increase our steel, mining and cement production capacity, as well as our logistics capabilities. Our expansion and projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

  we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate a project;
  our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;
  we may fail to obtain, or experience delays or higher than expected costs in obtaining the required permits and/or regulatory approvals to build a project; and
  changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.

     Any one or a combination of factors described above may materially and adversely affect us.

New or more stringent environmental and health regulations imposed on us may result in increased liabilities and increased capital expenditures.

Our steel making, mining, cement and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health and the environment. Brazilian pollution standards are expected to continue to change, including new effluent and air emission standards and solid waste-handling regulations. New or more stringent environmental (including measures seeking to address global warming) and health standards imposed on us can require us to make increased capital expenditures. We could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which we export our products, may also materially and adversely affect our export sales and us.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes may not prevent future breaches of law, accounting or governance standards. We may be subject to breaches of our Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm, which may materially and adversely affect us.

     Some of our operations depend on joint ventures, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

     We currently operate parts of our business through joint-ventures with other companies. We have established a joint-venture with an Asian consortium at our 60% non-consolidated investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; and a joint-venture with Tractebel at Itá Energética S.A., or ITASA, to produce electricity.

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

     Particularly with respect to our joint-venture at Namisa, we may be required to reacquire all ownership interest of our Asian partners in Namisa in the event of an unresolved dead-lock with respect to a material issue under our shareholders’ agreement.

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

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented in 2009 10.9% of our consolidated revenues. Our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our products when demand is higher. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

Conversely, operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or existing labor or government agreements.

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last few years. In 2009, Chinese demand represented 68% of global demand for seaborne iron ore. The percentage of our mining operating revenues attributable to sales to consumers in China was 46% in 2009. A contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact our results.

Drilling and production risks could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

  establish mineral reserves through drilling;
  determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;
  obtain environmental and other licenses;
  construct mining, processing facilities and infrastructure required for greenfield properties; and
  obtain the ore or extract the minerals from the ore.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

We may not be able to consummate proposed acquisitions successfully or integrate acquired businesses successfully.

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to complete acquisitions, or integrate successfully and develop these businesses to realize revenue growth and cost savings, our financial results could be adversely affected. In addition, we may incur asset impairment charges related to acquisitions, which may reduce our profitability. Finally, our acquisition activities may present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel and financial and other systems, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses, and indemnities and potential disputes with the buyers or sellers. Any of these activities could affect our product sales, financial condition and results of operations.

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

     A significant devaluation of our common shares may cause our pension funds to have a deficit of plan assets over pension benefit obligations.

     We are the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, our employee pension plan. As of December 31, 2009, CBS had invested a significant portion of its portfolio in our common shares and held 4.70% of our capital stock. As a result, the ability of CBS to honor its pension obligations is subject to fluctuations in the fair value of CBS’s assets, including fluctuations in the trading price of our common shares.

     As of December 31, 2009, CBS had an excess of plan assets over pension benefit obligations of US$245 million. The funding status of CBS is affected by, among other things, fluctuations in the fair value of CBS’s assets, which totaled US$1,245 million as of December 31, 2009, while CBS’s accumulated obligations and projected benefit obligations were US$1,000 million in the same period.

     In the event of a depreciation of our common shares, CBS may become unfunded and have an adverse impact on its ability to fulfill its obligations. In this event, we may have to make substantial contributions to the fund to meet its pension benefit obligations, which may have a material adverse effect on us. See “Item 6D—Employees” and Note 15 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Risks Relating to our Common Shares and ADSs

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under the Brazilian corporation law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of our common shares and ADSs.

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.

If you seek to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

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

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.5% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 41.5%, 53.2% and 49.7% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

Substantial sales of our ADSs could cause the price of our ADSs to decrease significantly.

The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and our ADSs. Holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

Our pension fund CBS invests heavily in our common shares, holding as of December 31, 2009 4.70% of our capital stock. Brazilian governmental authorities are discussing with CBS and other pension funds regulatory limits on investments by pension funds in the shares of related parties. As a result, CBS may be required to diversify its portfolio, which, if not done in an organized manner, may cause a substantial amount of our common shares to be sold in the market, negatively affecting the trading price of our common shares.

Item 4. Information on the Company

4A. History and Development of the Company

History

     Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian President at the time, Getúlio Vargas. The Presidente Vargas steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, started production of coke, pig iron castings and long products in 1946.

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

General

     We are one of the largest fully integrated steel producers in Brazil and in Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products decreased in 2009 by 12% to 4.4 million tons and finished steel production decreased in 2009 by 9% to 4.1 million tons, as compared to 2008, as an effect of the global economic and financial crisis in 2008 and 2009. In addition to our steel business, we operate in the mining and cement businesses, which have become increasingly important to our operations and growth.

Steel

     Our fully integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2009, we accounted for approximately 47% of the galvanized steel products market share in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2009, we accounted for approximately 98% of the tin mill products market share in Brazil.

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

     We currently produce all of our requirements of iron ore, limestone and dolomite, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 75% of our coke requirements, at current production levels, in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution also require water, industrial gases, electricity, rail and road transportation, and port facilities.

Mining

     The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our solid bulks seaport terminal in the city of Itaguaí, in the State of Rio de Janeiro, which enabled the terminal to also handle and export iron ore and to load from its facilities the first shipment of our iron ore products.

     Our mining activities are one of the largest in Brazil and are mainly driven by exploration of one of the richest Brazilian iron ore reserves, Casa de Pedra, in the State of Minas Gerais.

Cement

     Our cement business aims to increase utilization of by-products by constructing a greenfield grinding mill and a clinker facility. This project represented our entry into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the State of Minas Gerais. The limestone, which is transformed into clinker, and the slag, account for approximately 95% of the production cost to produce cement.

Acquisitions and Dispositions

Namisa

     On July 20, 2007, Namisa, our then wholly-owned mining subsidiary, acquired 100.0% of the shares issued by Companhia de Fomento Mineral e Participações, or CFM. The final acquisition price amounted to US$400 million, which was fully paid by us. CFM explores various iron ore mines and owns ore processing facilities in the State of Minas Gerais. CFM is located in the State of Minas Gerais and has facilities close to Casa de Pedra, our most important mining asset.

     On December 30, 2008, our ownership interest in Namisa was reduced to 60% of the voting and total capital stock upon Namisa’s issuance of new shares for the aggregate amount of approximately US$3.08 billion to Big Jump Energy Participações S.A., or Big Jump, an Asian consortium whose shareholders are Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd, Nisshin Steel Co, Ltd., and Posco. In connection with this sale, Namisa paid us approximately US$3 billion on December 30, 2008 as pre-payment for a portion of the purchase price agreed between the parties for future sales of crude iron ore (run-of-mine, or ROM) and the rendering of port services by us to Namisa. The ROM will be extracted by us from the Casa de Pedra mine and will be sold to Namisa, which will be required to beneficiate the product at its own industrial facilities. All pre-payment agreements were negotiated at arms-length basis. For further information on the effect of these pre-payments in our long-term obligations, see “Item 5E. Off-Balance Sheet Arrangements.”

     We and Big Jump have entered into a shareholders’ agreement in order to govern our joint-control of Namisa. Under certain extreme situations provided for in the shareholders’ agreement, a dead-lock resolution process may be established. This procedure requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In the event the dead-lock remains, the shareholders’ agreement provides for call and put options, which entitles Big Jump to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of Big Jump in Namisa, in each case for the fair market value of the respective shares.

Riversdale

     On November 24, 2009, we approved the acquisition of a 16.3% minority interest on Riversdale Mining Limited (“Riversdale”), a mining company listed on the Australian Stock Exchange. In November we acquired 28,750,598 shares issued by Riversdale, representing 14.99% of its capital stock. On January 13, 2010 we obtained authorization from Australian authorities to acquire additional 2,482,729 shares issued by Riversdale, representing 1.3% of its capital stock. As of the date of this annual report we indirectly hold an interest of 16.1% in Riversdale. Riversdale has an Anthracite operation and an Anthracite project in South Africa and coal projects in Moçambique.

Segregation of Mining Assets

On December 15, 2009, our board of directors authorized the adoption of internal measures in connection with the segregation of our iron ore business and correlated logistics activities into one of our subsidiaries. The segregation is expected to occur upon the transfer, by means of a capital increase, of assets, liabilities, rights and obligations comprising our mining and correlated logistic businesses as well as of investments in related operating companies. The implementation of the segregation depends on certain regulatory approvals and we expect to complete it by the second quarter of 2010.

Panatlântica

     On January 8, 2010, we approved the acquisition of a minority interest in the capital stock of Panatlântica S.A., or Panatlântica, a small publicly-held company whose object is the industrialization, commercialization, import, export and processing of steel and metals. This interest is currently held by LP Aços Comércio e Participações Ltda. The acquisition comprises the acquisition of 802,069 common shares, representing 9.4% of Panatlântica’s capital stock.

Cimpor

On December 18, 2009, we launched a tender offer for the acquisition of all outstanding shares of Portugal’s largest cement company, Cimpor – Cimentos de Portugal, SGPS, S.A., or Cimpor. Cimpor’s shares are traded on Euronext Lisboa. The tender offer was registered with the Portuguese securities authority and its corresponding launching announcement was disclosed on January 27, 2010, as amended on February 12, 2010.

On February 23, 2010, at a special Euronext Lisboa session, the public offering expired without the fulfillment of a condition precedent requiring the acquisition of at least 1/3 of Cimpor’s shares. Consequently, no shares were acquired.

Capital Expenditures

     We invested US$980 million, US$886 million and US$930 million in 2007, 2008 and 2009, respectively in capital expenditures. Expenditures in 2009 were used mainly for the acquisitions of equipment, of which US$214 million was used in the Casa de Pedra mine expansion, US$23 million in projects relating to the Itaguaí port expansion and US$245 million in major overall projects that extend our fixed assets useful life. For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

     In 2009, we continued to implement our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant in order to supply the construction and home appliance industries, as described in “Item 4B. Business Overview—Facilities.”

     We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments. The principal strategic investments already made are set forth in “Item 4B. Business Overview—Facilities.”

Planned Investments

In light of an improvement in the worldwide economic scenario since the second half of 2009 and higher growth projection for Brazil, where we plan to sell the majority of our steel production, and also considering our comfortable debt level and cash position, our board of directors approved, on April, 13, 2010, an investment plan for the period between 2010 and 2016. Total planned investments amount to US$18.8 billion, of which: US$6.2 billion are planned for our mining business (Casa de Pedra capacity expansion to 50 mtpy; Namisa capacity expansion to 39 mtpy; TECAR capacity expansion to 84 mtpy); US$4.8 billion are planned for our steel business (increase in long steel capacity of 1.5 mtpy with 3 plants; expansion of flat steel of 1.5 mt; and other projects focused on improving our operational return, such as coke battery revamp); US$1 billion are planned for our cement business (3 plants of 1 mt each, Arcos Integrated Plant of 0.6 mt and Volta Redonda Expansion to 2.4 mt); US$3.4 billion are planned for logistics (Transnordestina Extension and Berth 301 in TECON); and US$3.4 billion for our maintenance and programs to improve our performance.

Certain projects that were previously announced, such as the greenfield slab mills in the city of Itaguaí, in the State of Rio de Janeiro, and the greenfield slab mill in the city of Congonhas, in the State of Minas Gerais and the Logistics Platform Project, in the city of Itaguaí, in the State of Rio de Janeiro (except for the ongoing improvements on its Container Terminal and for the expansion of its Solid Bulks Terminal) are being re-evaluated.

Our planned investments in iron ore, steelmaking, cement and logistic are described below.

Iron Ore

Our iron ore business comprises the expansion of our mining activities and our seaport facilities, the construction of pellet plants and, to a lesser extent, the trading of iron ore produced by other companies through our own logistics network. We expect to reach an annual sales level of 89 mtpy of iron ore products by 2014, of which 50 mtpy from Casa de Pedra and 39 mtpy through our 60% non-consolidated investee Namisa. We expect to finance these investments with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social-BNDES), export credit agencies, the proceeds from offerings of securities and use part of our free cash flow from our current operations.

We are also investing in the expansion of the seaport Solid Bulks Terminal in Itaguaí, or TECAR, to enable annual exports of 84 million tons of iron ore. Our current annual export capacity is equivalent to 30 million tons.

In addition to these projects, which are already being implemented, we are analyzing further expansions, such as Casa de Pedra reaching 70 mtpy and TECAR to reach 130 mtpy, other brownfield and greenfield opportunities and acquisitions options.

Steel

We initiated our long steel products brownfield project in the city of Volta Redonda, in the State of Rio de Janeiro, which will be developed inside its main steelmaking facility. In this plant we intend to produce 500,000 tons per year of long steel products, such as rod bar (400,000 tons per year) and wire rod. We expect to benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry. The total investment in long steel products production will be of approximately US$340 million in installations, including expanding and upgrading a 30-ton electric furnace. The facility will use surplus pig iron and low value added slabs as raw materials. In addition to this plant, we are developing in Brazil two greenfield long steel projects with 500,000 tons per year each. Our forecast is that these two plants will start production by the end of 2013. We are developing a flat steel project with an expected capacity of 1.5 mtpy in a location to be confirmed.

Cement

We are investing approximately US$410 million to build a greenfield grinding mill and clinker furnace, with capacity of 2.4 million tons of products and 830,000 tons, respectively. This project represented our entry into the cement market, taking advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the State of Minas Gerais. The limestone, which is transformed into clinker, and the slag, account for approximately 95% of the production cost to produce cement. In 2009 our cement sales reached 338,000 tons, all from the grinding mill, and we expect to reach full production capacity by 2011. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to US$81 million indexed partially on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, and partially on US dollars, as well as the use of free cash flow from our current operations. In addition to this plant, we are developing other projects, such as the installation of an integrated cement plant in the city of Arcos, in the State of Minas Gerais, taking advantage of our calcareous mine, with capacity of 600,000 tons per year. We intend to build three new integrated plants (cement and clinker) in Brazil until 2013, each with a projected capacity of 1 million tons per year. Taken together these projects are expected to have a production capacity of 6.4 million tons of cement.

Transnordestina

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved a transaction to merge Transnordestina S.A., a company that at the time was state-owned, into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession granted in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. The surviving entity was later renamed Transnordestina Logística S.A., or Nova Transnordestina. The Nova Transnordestina Project includes an additional 1,728 km of large gauge, state-of-the-art railway track. We expect the investments will allow the company to increase the transportation of various products, such as iron ore, limestone, soy beans, cotton, sugar cane, fertilizers, oil and fuels. The investments will be financed through several agencies, such as FINOR – Northeastern Investment Fund, SUDENE - the Northeastern Development Federal Agency and BNDES. We have obtained certain of the required environmental permits, purchased parts of the equipments and services and implementation is advanced in certain regions.

Until 2008 Transnordestina was jointly controlled by us and Taquari Participações S.A., or Taquari, pursuant to a shareholders´ agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003. During 2009, we increased the capital of Transnordestina upon disbursing certain advances for future capital increases. Taquari decided not to participate in such capital increases, being diluted and relinquishing control over Transnordestina. Transnordestina is currently a subsidiary fully controlled by us and has been consolidated in our financial statements since December 2009.

Additional Investments

     In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel, cement, mining producing and logistics capabilities, in addition to logistic infrastructure and energy generation.

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

4B. Business Overview

Competitive Strengths

     We believe that we have the following competitive strengths:

     Fully integrated business model. We believe we are one of the mostly fully integrated steelmakers in the world. We have captive iron ore reserves, which differentiate us from our main competitors in Brazil that purchase their iron ore from mining companies such as Vale S.A., or Vale. In 2006, we hired Golder Associates S.A., or Golder, to evaluate the Casa de Pedra iron ore reserves. The results confirmed proven and probable mineral resources of 1.6 billion tons with a grade of approximately 48.0%. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas steelworks. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. Our operations are strongly integrated as a result of our captive sources of raw materials, such as iron ore, and our access to owned infrastructure, such as railroads and deep-sea water port facilities.

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

     Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our qualified work force.

     Diverse product portfolio and product mix. We have a diversified product mix that includes: hot-rolled, cold-rolled, galvanized and steel tin mill products. We offer many kinds of steel packaging produced in Brazil, accounting for 98.0% of the steel tin mill products and 47.0% of the galvanized flat steel produced in Brazil. We also produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix. Our GalvaSud product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. This, together with our hot-dip galvanizing process know-how, allows us to increase our sales to the automotive segment. In 2009, our market share in the automotive industry accounted for 24.0% of total domestic sales 3 p.p. higher than 2008, and we expect to further increase our sales to the automotive industry in 2010. Our branch CSN Paraná provides us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary, Prada, the largest flat steel distributor in Brazil, is a strong sales channel in the domestic market, enabling us to meet demands from smaller customer, and therefore to have a strong presence in this market.

     Strong presence in domestic market and strategic international exposure. We have a strong presence in the domestic market for steel products, with a 98.0% market share of the steel tin mill product industry in Brazil and a large market share for galvanized flat steel. In addition, our subsidiaries CSN LLC and Lusosider constitute sales channels for our products, selling in the United States and in Europe kept stable in 5.0% and 5.0%, respectively, of our total sales in 2009 in comparison to 2008.

Strategies

Our goal is to increase value for our shareholders by further benefiting from our competitive cost advantages, maintaining our position as one of the world’s lowest-cost steel producers, becoming an important iron ore global player, growing our cement business and optimizing our infrastructure assets (including ports, railways and power generating plants). To achieve this goal we have developed specific strategies for each of our business segments as described below.

Steel

Our strategy for our steel business involves:

•                    focus on domestic markets, in which we have historically recorded higher profit margins and better competitiveness, by expanding our market-share in flat steel and by entering in the long steel market as a relevant player;

•                    constant pursuit of operational excellence, by implementing cost reduction projects (eg. pellet plant, coque battery revamp, energy efficiency) and programs (eg, internal logistic optimization, inventories reduction, project development and implementation disciplines);

•                    emphasis on high value-added steel products, such as galvanized, pre-painted and tin-coated, in addition to enhancing service centers and finished goods offering (eg. expansion of Galvasud service center for automotive segment and expansion of pre-painted production);

•                    explore synergic markets and profitability, by employing flat steel distribution units and portfolio complementarily to accelerate entrance in longs market, capturing synergies with cement and others products; and

•                    gain market-share in services and distribution network, via new deposits and service centers regions, by importing products.

For information on our planned investments relating to our steel activities, see “Item 4A. History and Development of the Company —Planned Investments—Steel.”

Mining

In order to strengthen our position as a player in the iron ore market, we plan to expand our mining assets, Casa de Pedra and Namisa, and search for investment opportunities, primarily in mining operations and advanced projects.

We plan to reach an annual sales level of 89 mtpy of iron ore products by 2014, which represents more than 3 times the volume of observed in 2009, by increasing capacity to 50 mtpy in Casa de Pedra and 39 mtpy in our 60% non-consolidated investee Namisa.

In order to maximize the profitability of our product portfolio and resources, we will also focus on pellet and pellet-feed, by using Itabiritos resources, investing with strategic partners and clients in pellet capacity and seeking strategic partnerships towards captive consumption of pellet feed.

Regarding our infrastructure to sustain this growth, we will increase capacity in TECAR (our private port in the State of Rio de Janeiro) from 30 mtpy to 84 mtpy until 2014, and we are analyzing other capacity additions. In addition to the port expansion, we are also studying seaborne shipping opportunities, focused on gaining competitiveness in the Asian market.

For information on our planned investments relating to our mining activities, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments—Iron Ore.”

On December 15, 2009, our board of directors authorized the adoption of internal measures in connection with the segregation of our iron ore business and correlated logistics activities into one of our subsidiaries. For information on the segregation of our mining assets, see “Item 4. Information on the Company —A. History and Development of the Company —Acquisitions and Dispositions—Segregation of Mining Assets.”

Logistics

We expect to take advantage of and expand our logistics capabilities, including our integrated infrastructure operations of railways and ports.

We have substantially improved the infrastructure that supports the Presidente Vargas steelworks by investing in projects such as railways and port facilities in order to increase our ability to control production costs and delivery services.

In addition to investments in TECAR mentioned above (iron ore and coal), we will strengthen STSA (container terminal) in order to operate larger ships, increasing its capacity and competitiveness by aggregating services to facilitate client loyalty.

In railways, we plan to accelerate implementation of our Transnordestina project and explore its logistic potential through terminals and regional cargo, focusing on iron ore, agricultural, gypsum and fuel volumes. We also plan to invest in increasing our efficiency and capacity in the southern region of Brazil, through our interest in MRS.

Cement

Our strategy for cement business includes greater utilization of by-products by continuing construction of our cement grinding and a clinker facility that we expect will produce 2.8 million tons of cement by 2011. We have an advanced project to build a new integrated cement plant in the State of Minas Gerais (grinding and clinker), taking advantage of our calcareous reserves, with capacity to produce 0.6 million tons of cement. We are also developing 3 other new projects with projected capacity 1 mtpy each, in locations in Brazil yet to be defined. For information on our planned investments relating to our cement activities, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments—Cement.”

Additional Investments

In addition to the currently planned investments and maintenance capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel, cement, mining producing and logistics capabilities, in addition to logistic infrastructure and energy generation.

Our Steel Segment

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

     Through our branch CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous coating line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

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

     Because Brazil lacks quality coking coals, we import all the coal required for coke production. The coal is then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2009, we produced approximately 75% of our coke needs and imported the balance. At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a pulverized coal injection, or PCI, facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

     The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day. The ore is gradually reduced, then melts and flows downward. Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, white-hot liquid iron and slag are drawn off from the bottom of the furnace. Slag (containing melted impurities) is granulated and now is being used to produce cement.

     The molten pig iron is transported to the steelmaking shop by 350-ton capacity torpedo cars and charged in basic oxygen furnaces together with scrap and fluxes. In the basic oxygen furnaces, oxygen is blown onto the liquid burden to oxidize its remaining impurities and to lower its carbon content, thus producing liquid steel. The molten steel is conveyed from the basic oxygen furnaces to the secondary refining equipment (degasser, ladle furnace and Argon Stirring Station). After adjusting the chemical composition, the molten steel is transferred to the continuous casting machines from which crude steel (i.e., rectangular shaped slabs) is produced. A portion of the slab products is sold directly in the export market.

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

			CSN% of
Crude Steel Production	Brazil	CSN	Brazil
	(In millions of tons)
2009	26.5	4.4	16.6%
2008	33.7	5.0	14.8%
2007	33.8	5.3	15.7%
2006	30.9	3.5 *	11.3%
2005	31.6	5.2	16.5%

_______________
Source: Brazilian Steel Institute (Instituto Brasileiro de Siderurgia), or IBS.
* Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2007	2008	2009
		(In millions of tons)
Production of:
Iron Ore	15.0	17.0	17.1
Molten Steel	5.4	5.1	4.5
Crude Steel	5.3	5.0	4.4
Hot-Rolled Coils and Sheets	5.1	4.7	4.1
Cold-Rolled Coils and Sheets	3.1	2.6	2.4
Galvanized Products	2.2	1.1	0.7
Tin Mill Products	0.9	0.7	0.6
Consumption of Coal for Coke Batteries	2.3	2.3	2.1
Consumption of Coal for PCI	0.9	0.8	0.6

Raw Materials and Suppliers

     The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Raw Materials and Energy Requirements

     In light of the global economic and financial crisis, which resulted in lower economic activity in 2009 as compared to 2008 and decrease demand for various commodity type industrial segments, coal and iron ore miners, and coke producers charged customers lower prices. At the end of 2009 we noticed a recovery in the economy of certain countries, including Brazil. Consequently, there was a pressure for increase in prices of certain raw materials.

     These commodity type industrial segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

     We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

     In 2009, our coal consumption totaled 2.76 million tons and accounted for 22.1% of our production cost. Because of the cyclical nature of the coal industry, price and quantity terms contained in our coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Thus, our coal costs can vary from year to year.

Coke

    In 2009, in addition to the approximately 1.52 million tons of coke we produced, we also consumed 299,141 tons of coke bought from third parties in China, India, Colombia and in the domestic market. This figure represents a decrease of 11% as compared to our consumption in 2008 and expresses CSN’s historical level of consumption. The market for coke has been very competitive since 2002, because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its consumption in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke. During 2009, the financial crisis hit the steel industry and coke consumption worldwide was drastically reduced, resulting in lower prices of this raw material. In the fourth quarter of 2009, in light of a recovery in the steel industry worldwide, prices started increasing.

     We use a PCI system that allows us to use less coke in our blast furnaces, substituting a portion of the coke with lower grade coal. The PCI system has reduced our need for imported coal and imported coke, thereby reducing our production costs. In 2009, we used approximately 642,259 tons of imported PCI coal.

Limestone and Dolomite

     We obtain limestone and dolomite from our Bocaína mine in the city of Arcos, in the State of Minas Gerais, which produces 1.7 million tons of limestone and 0.8 million tons of dolomite on an annual basis. See the map under “Item 4D. Property, Plants and Equipment” for the location of the Bocaína mine in relation to the Presidente Vargas steelworks.

Aluminum, Zinc and Tin

     Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We purchase aluminum, zinc and tin typically from third-party domestic suppliers under one or two-year contracts. We maintain approximately a 50-day reserve of such materials at the Presidente Vargas steelworks.

Other Raw Materials

     In our production of steel, we also consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

     We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas steelworks. These gases are supplied by a third-party under long-term contracts from its gas production facilities located on the Presidente Vargas steelworks site. In 2009 we used 689,256 tons of oxygen to produce 4.5 million tons of crude steel.

Water

     Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 80% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$1.6 million.

Electricity

     Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2009, the Presidente Vargas steelworks consumed approximately 2.7 million MWh of electric energy or 604 kilowatt hours per ton of crude steel. This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 11% of the overall consumption of electricity in the State of Rio de Janeiro.

     Our main current source of electricity is our 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks, besides the Itá and Igarapava hydroelectric facilities held by us, from which we have a take capacity available of 167 MW and 22 MW, respectively. In addition, we have approved the construction of a new turbine generator at the Presidente Vargas steelworks, which will increase 20 MW to our existing installed capacity. This turbine will be allocated near to our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

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

Diesel Oil

     In mid-October 2006 and July of 2008, we entered into an agreement to receive diesel oil from the Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, in order to supply our equipment in Casa de Pedra, Arcos and Namisa in the State of Minas Gerais, which are the plants responsible for our mining activity. In 2008 and 2009, we had a consumption of 49,565 kiloliters and 57,177 kiloliters of diesel oil, respectively. This increase was mainly due to the growth of our mining activity to support our growing iron ore production, which required us to enlarge our mining equipment fleet. In 2008 and 2009, we paid US$45.0 million and US$60.4 million, respectively, for the diesel oil we consumed.

Clinker

     In August 2009, we entered into an agreement to receive clinker from Votorantim Cimentos Brasil S.A., in order to supply our cement mill in the Presidente Vargas steelworks in Rio de Janeiro State, which is the plant responsible for our cement production.

Suppliers

     We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad.

     Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources, Alpha Natural Resources, Rio Tinto, Marubeni and Jellinbah	Coal
Noble, Glencore and CI Milpa	Coke
Reciclagem Brasileira de Metais Ltda.	Aluminum
Votorantim Metais(1)	Zinc
White Solder and Melt	Tin
Sotreq, P & H Minepro and MTU do Brasil .	Spare parts
Magnesita, RHI and Saint Gobain	Refractory bricks

Petrobras,Ipiranga and Quaker	Lubricants
___________
(1) We depend on Votorantim Metais as they are the only suppliers of zinc in Brazil

Our Mining Segment

     Our mining activities are one of the largest in Brazil and are mainly driven by exploration of one of the richest Brazilian iron ore reserves, Casa de Pedra, in the State of Minas Gerais. We sell our iron ore products mainly in Brazil, Europe and Asia with sales and marketing taking place through our principal hubs of Minas Gerais, in Brazil, Madeira Islands, in Portugal, and Hong Kong.

Our Mines

Location, Access and Operation

Casa de Pedra

     Casa de Pedra mine is an open pit mine located next to the city of Congonhas in the State of Minas Gerais, Brazil, approximately 80 km South of the city of Belo Horizonte and 360 km North of the city of Rio de Janeiro. The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

     Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle region (Quadrilátero Ferrífero), which is located in the central part of the State of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions for the last 50 years.

     Ore is currently excavated by a fleet composed of Marion 191M electric shovels, P&H 1900AL electric shovels, PC 5500 Demag hydraulic shovels, wheel loaders (different brands) and then hauled by a fleet of Terex MT3300AC (150 tons), Komatsu Dresser 510E (150 tons), Caterpillar CAT793 (240 tons) and Terex Unit Rig  MT4400 (240 tons).

     Casa de Pedra mine is wholly-owned by us and accounts for all our iron ore supply, producing lump ore, sinter feed and pellet feed fines with high iron content.

The maps below illustrate the location of our Casa de Pedra mine:

Namisa

We own additional iron ore assets through Namisa, our 60% non-consolidated investee, which acquired CFM in July, 2007. CFM was incorporated in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy mines, for the beneficiation of crude ore extracted from its deposit, the Engenho mine.

     The Engenho mine is located at the Southwestern region of the Iron Ore Quadrangle, 60 km South of the city of Belo Horizonte.

     The maps below illustrate the location of our Engenho mine:

     The Fernandinho mine is located in the city of Itabirito, in the State of Minas Gerais. This town is located in the Middle-East region of the State of Minas Gerais and approximately 43 km from the city of Belo Horizonte.

     The maps below illustrate the location of our Fernandinho mine:

Limestone and Dolomite Mine

     Our extraction and preparation of limestone and dolomite is done at our Bocaína mining facility located in the city of Arcos, in the State of Minas Gerais. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe this mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 45 years. The mining facility is located 455 km from the Presidente Vargas steelworks.

Tin

     We own a tin mine and a smelter located in the State of Rondônia. The inventory of the geological reserves has been prepared from a review of the major reports from the Santa Barbara Mine Document Center. The majority of the deposits and/or target areas are within Mining Leases that have been consolidated into Mining Group (Grupamento Mineiro No. 131/92). The reserves provided were recognized by the DNPM. The reserves and resources presented are “in situ.”

Mining Rights and Ownership

The Mining Code and the Brazilian Federal Constitution impose requirements on mining companies relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located. The Mining Code also imposes certain notification and reporting requirements.

We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese on the local market. Except for Namisa’s mines, in which we have a 60% ownership interest, we own 100% of each of our mines. In addition, each mine is an “open pit” mine. Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra (CSN’s property), Pires Beneficiation Plant and Fernandinho Mine (both Namisa’s property).

Casa de Pedra

     Our mining rights for Casa de Pedra mine include the mine, beneficiation plant, roads, loading yard and railway branch and are duly registered with the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM. We have also been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, and hold title to all our proved and probable reserves.

     We believe we have obtained and are in compliance with all licenses and authorizations for our operations and projects at Casa de Pedra mine.

     The exploitation in Casa de Pedra mine is subject to mining lease restrictions, which were duly addressed in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by the CSN mine planning department.

Mineral Reserves

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

	MINERAL RESOURCES – As of December 31, 2009
						Mineral Deposits
	Proven and Probable Reserves(1)					Resources(2)

					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

	Proven(6)	Probable(7)

Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	1,048	514	47.79% Fe	Itabirite (79%)	943	8,317
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		857
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		582
Total Iron:	1,048	514			943	9,788

Limestone and Dolomite:	Proven(6)	Probable(7)

Bocaina			41.3%CaO	Limestone (86%)
(Arcos, Minas Gerais)	120.2	41.9	5.99%MgO	Dolomite (14%)	158.5	1,190

	Proven+Probable Reserves(Mm3)				Recoverable Product[5]	Resources (Mm3)
					(in tons)	(in million cubic meters)

Tin
(Itapoã do Oeste,				Paleo valley and
Rondônia)	41.33			shallow	24,066	95.87

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

Casa de Pedra

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

     In 2006, we hired Golder Associates S.A., or Golder, to undertake an independent analysis of the Casa de Pedra iron ore reserves. Golder carried out a full analysis of all available information and has independently validated our reported reserves.

     Golder accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 1,631 million tons of iron ore (as of December 31, 2006) at a grade of 47.79% Fe and 26.63% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 444 million tons, reported on an appraisal report prepared in 2003.

     We are extending our drilling campaign with additional 24,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. When this drilling campaign is concluded, we intend to run a new program of ore reserve audit.

Namisa

An initial study was conducted at Fernandinho and Engenho mines to define the geological resources and final pits. We are extending our drilling campaign with additional 10,000 meters at both mines this year to increase and improve our knowledge about the iron ore deposits at these mines. We expect that, as soon this drilling campaign is concluded and a new model and final pit is finished, this reserve could be audited and incorporated in our mineral deposits.

Production

Casa de Pedra

In 2009, the ROM was 27.0 million tons (with a total crusher feed of 21.5 million tons and a total classification and concentration feed of 21.1 million tons). The resulting product tonnage was 17.1 million tons of processed iron ore (mass recovery on wet basis of 80.5%). Of this total amount, 6.4 million tons were delivered to the Presidente Vargas steelworks and 7.5 million tons were sold to third parties, consisting of 3.8 million tons of sinter-feed material, 3.3 million tons of pellet feed materials, 0.3 million tons of lump ore and 0.2 million tons of small lump ore.

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

Namisa

In 2009, Namisa sold 14.6 million tons through production from its two complexes and acquisition of iron ore from third parties and CSN, of which 14.4 million tons were exported. Trading iron ore is obtained from small mining companies in the region. In 2009, 2.8 million tons of ROM were extracted from the Engenho mine with a waste/ore ratio of 0.35.

The beneficiation plant at Pires also processed crude ore acquired from CSN (Casa de Pedra), which along with its own ROM, generated 5.0 million tons composed of lump ore, small lump ore, or hematitinha, sinter feed and concentrates. In 2009, 0.8 million tons were extracted from the Fernandinho mine with a waste/ore ratio of 0.17. The beneficiation plant at the Fernandinho unit generated 0.5 million tons of small lump ore and sinter feed products, in which the sinter feed practically corresponded to the total production.

     Most of the ROM of the Pires Beneficiation Plant comes from Engenho mine (Namisa’s property), which is located at the northern border of the Casa de Pedra mine. Pires Beneficiation Plant has the capacity to process 10.3 million tons per year. From this total, 6 million tons are currently provided by the Engenho mine and the balance is purchased from third parties.

     The Fernandinho mine produced 1.2 million tons of feed in 2009.

     Namisa complements our strategy to be a world leading producer of high quality iron ore. Namisa remains fully integrated with our railway and port logistics corridor, through long-term contracts, which provide sufficient railway and port logistics capacity for Namisa’s current and future production. Namisa is a leading company in iron ore mining and trading, with mining and processing operations in the State of Minas Gerais. Trading iron ore is obtained from small mining companies in the neighborhood and other trading companies. For information on the sale of 40% of our ownership interest in Namisa, see “Item 4. Information on the Company —A. History and Development of the Company—Acquisitions and Dispositions.”

     Our steelmaking operations consumed 6.2 million tons of iron ore during 2009, consisting of 4.7 million tons of sinter-feed material and 1.5 million tons of lump ore. As we do not have pelletizing plants, the total amount of pellets has been acquired in the Brazilian market. In 2009, we entered into an agreement to receive pellets from Vale, in order to supply our equipment in the Presidente Vargas steelworks in the State of Rio de Janeiro.

Logistics

     Transportation costs are a significant component of our steel and iron ore production costs and are a factor in our price-competitiveness in the export market. Railway transportation is the principal means by which we transport raw materials from our mines to the Presidente Vargas steelworks and steel and iron ore products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railroad to the Presidente Vargas steelworks for processing into steel. The distances from our mines to the Presidente Vargas steelworks are 328 km and 455 km. The distances from our mines to the ports are 440 km and 160 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the city of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our principal Brazilian markets are the cities of São Paulo (335 km from the Presidente Vargas steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

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

     Our sales approach is to establish brand loyalty and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs.

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

     The distribution unit is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles. The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished-products. The automotive unit is supplied by a specialized mill, CSN Porto Real , and also by a portion of the galvanized material produced at Presidente Vargas steelworks, benefiting from a combined sales strategy.

     In 2009, approximately two thirds of our domestic sales were made through our own sales force directly to customers. The remaining sales were to independent distributors for subsequent resale to smaller clients.

     Historically, our export sales were made primarily through international brokers. However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers. We have focused our international sales to more profitable markets in order to maximize revenues and shareholder returns.

     All of our sales are on an order-by-order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments. Further, our management believes that one of the keys to our success is maintaining a presence in the export market. Such presence give to us the flexibility to shift between domestic and export markets, thereby allowing us to maximize our profitability.

     Unlike classic commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the destination. To establish the domestic price, the corresponding international quotations are converted into reais and an additional amount is added to reflect, among other things, local demand, transportation and tariff costs to import similar products. Sales are normally paid at sight, or within 14 or 28 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Sales by Geographic Region

     In 2009, we sold steel products to customers in Brazil and 41 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

     The four main export markets for our products are Europe, Asia, North America and Latin America, representing 33%, 30%, 28% and 6%, respectively, of our export sales volume in 2009.

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

     The following table contains information relating to our sales of steel products by destination:

	CSN – Sales of Steel Products by Destination
	(In thousands of metric tons and millions of US$)
	2007				2008				2009

			Gross				Gross				Gross
		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total	Tons	Total	Revenues(2)	Total

Brazil	3,614	67.2	4,853	77.0	4,158	85.0	6,845	89.6	3,243	78.9	4,585	89.1
Export	1,764	32.8	1,446	23.0	733	15.0	791	10.4	867	21.1	562	10.9

Total	5,378	100.0	6,299	100.0	4,891	100.0	7,636	100.0	4,110	100.0	5,147	100.0

Exports by Region
Asia	57	1.1	47	0.7	17	0.3	19	0.3	259	6.3	125	2.4
North America(1)	970	18.0	651	10.4	268	5.5	291	3.8	243	5.9	142	2.8
Latin America	122	2.3	94	1.5	96	2.0	105	1.4	55	1.3	61	1.2
Europe	548	10.2	601	9.5	331	6.8	352	4.6	290	7.1	213	4.1
All Others	67	1.2	53	0.9	21	0.4	24	0.3	20	0.5	21	0.4

Total Exports	1,764	32.8	1,446	23.0	733	15.0	791	10.4	867	21.1	562	10.9

_______________

(1)  Sales to Mexico are included in North America.

(2)  Total gross operating revenues presented above differ from amounts in our U.S. GAAP financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement), which in 2007 represented US$679 million, in 2008 represented US$1,571 million and in 2009 represented US$1,194 million.

Sales by Product

     The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years according to the Brazil Steel Institute (Instituto Aço Brasil), or IABr.

CSN Domestic Market Share
	2007	2008	2009
	(As a percentage of the market for each product)
Hot-Rolled Products	31.0%	34.0%	33.0%
Cold-Rolled Products	21.0%	26.0%	29.0%
Galvanized Products	44.0%	49.0%	47.0%
Tin Mill Products	98.0%	99.0%	98.0%

Sales by Industry

     We sell our steel products to manufacturers in several industries. Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2007	2008	2009
	(In percentages of total domestic volume shipped)
Distribution	43.3%	44.7%	38.9%
Packaging	16.3%	15.1%	15.4%
Automotive	14.6%	19.6%	20.6%
Home Appliances/OEM	13.3%	12.1%	14.6%
Construction	12.5%	8.5%	10.5%

     We believe we have a particularly strong domestic and export position in the sale of tin mill products used for packaging. Our customers for these products include some of the world’s most important food processing companies, as well as many small and medium-sized entities. We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by CSN Porto Real and CSN Paraná. No single customer accounts for more than 10% of our net operating revenues.

     For further information on steel sales, see “Item 5A. Operating Results - Results of Operations - Year 2009 Compared to Year 2008 - Operating Revenues”.

Seasonality

     The seasonality item was not identified in the Company activity, once its production is continuous during the year.

Iron Ore

     Iron ore products are commercialized by our commercial team located in Brazil and overseas. In Europe (Portugal) and Asia (Hong Kong), our offices also include our technical assistance management. These three marketing units allow us to stay in close contact with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Domestic sales, market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our Nova Lima office, which is located approximately 70 km from the Casa de Pedra mine, in the State of Minas Gerais.

     We supply our iron ore to the steel industry and our main targets are the Brazilian, European and Asian markets. Prevailing and expected levels of demand for steel products directly affect demand for iron ore. Demand for steel products is influenced by many factors, such as GDP, global manufacturing production, civil construction and infrastructure spending.

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

     In 2009, after the first three years trading in the international iron ore market, excluding the sales of our 60% non-consolidated investee Namisa, we exported 9.2 million tons of iron ore, which represents a 37.4% decrease, as compared to 2008. If we consider the sales of our 60% non-consolidated investee Namisa, our exports of iron ore reached 21.8 million tons, a 48.3% increase as compared to 2008. In our consolidated financial statements, export sales decreased 43.1% from US$980 million in 2008 to US$558 million in 2009.

     Although the world economy, since the last quarter of 2008, was affected by the side-effects from the economy meltdown, we were able to maintain and increase our iron ore sales if we consider the 2009 sales of our 60% non-consolidated investee Namisa.

     In 2009, China accounted for mostly of our iron ore sales, followed by Europe. In 2009, the Asian market (primarily China and Japan) and Europe were the primary markets for our sinter feed while Middle East was the primary market for our pellet feed.

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

     Through our marketing offices, we have long term relationship with most players of the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

     For further information on iron ore sales, see “Item 5A. Operating Results - Results of Operations - Year 2009 Compared to Year 2008 - Operating Revenues.”

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

     Our major operational units and corresponding effective capacities as of December 31, 2009, including CSN LLC and Lusosider, are set forth in the following chart:

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

Downstream Facilities

GalvaSud

     On January 29, 2010, we merged GalvaSud S.A., a producer and seller of galvanized steel, Galvanew®, laser-welded and pre-stamped parts for the automotive industry, into us. We held a 99.99% ownership interest in GalvaSud. GalvaSud had an annual capacity of 350,000 tons.

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

Metalic

     We have a 99.99% ownership interest in Cia. Metalic Nordeste, or Metalic. Metalic is one of the few two-piece steel can producer in all the Americas. It has approximately 48% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are the only supplier to Metalic of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas steelworks. In addition to the production of the 350ml steel cans, in 2009 Metalic started the 250ml steel cans production, increasing its portfolio of products and servicing the market demand for cans of different sizes.

Prada

We have a 99.99% ownership interest in Cia. Matelúrgica Prada, or Prada. Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities located in the states of São Paulo, Rio Grande do Sul and Minas Gerais. Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products. Prada has important clients in the food and chemical industries, including packages of vegetables, fishes, dairy products, meat, aerosols, paints and varnishes, and other business activities. On December 30, 2008, we merged one of our subsidiaries, Indústria Nacional de Aços Laminados S.A., or INAL, into Prada. INAL was a distributor of laminated steel founded in 1957 and, after the merger, became a branch of Prada responsible for distribution of Prada’s products, or Prada Distribuição.

Prada Distribuição is also the leader in the Brazilian distribution market, with 460,000 tons per year of installed processing capacity. Prada Distribuição has two steel service centers and five distribution centers strategically located in Brazil. Its main service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes, and roofing in standard or customized format, according to client’s specifications. Prada Distribuição processes all range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

Inal Nordeste

Inal Nordeste, or INOR, is our subsidiary and a distributor of laminated located in Northeastern Region. INOR has a service center located in the city of Camaçari, in the State of Bahia, to support sales in the Northeastern and North regions of Brazil, with 155,000 tons per year of installed processing capacity.

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

Electricity Distribution and Generation

Thermoelectric Co-Generation Power Plant

     We completed the construction of a 238 MW thermoelectric co-generation power plant at the Presidente Vargas steelworks in December 1999. Since October 2000, the plant has provided the Presidente Vargas steelworks with approximately 60% of the electric energy needs for its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere.

Itá Hydroelectric Facility

     Each of Tractebel and we own 48.75%, and Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

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

Igarapava Hydroelectric Facility

     We own 17.9% of a consortium that built and is to operate for 30 years the Igarapava hydroelectric facility. Other consortium members are Vale, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant became full operational on December 30, 1999 with an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2008. We have been using part of our 22.8 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines and to the Presidente Vargas steelworks. From time to time, we also sell the excess energy in the spot energy market.

Railways

Southeastern Railway System

     MRS has a concession to operate, through the year 2026, Brazil’s Southeastern railway system. As of December 31, 2009, we held directly and indirectly 33.27% of MRS’ total capital. The Brazilian Southeastern railway system, with 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 28% of the Brazilian Southeastern railway system’s total volume. As of December 31, 2009, US$1,964 million (R$3,420 million) were outstanding and payable by MRS to the Brazilian government federal agencies within the next 17 years, of which US$1,899 million (R$3,306 million) are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). While we are jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

     As of December 31, 2009, we hold 84.3% of the capital stock of Transnordestina Logística S.A. Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system. The Northeastern railway system includes 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2009, a payment in the amount of US$21.7 million (R$37.8 million) was outstanding in connection with the remaining 17-year term of the concession, of which US$21.5 million (R$37.5 million) are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). For more information on the merger and financings for Transnordestina, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments—Transnordestina.”

Port Facilities

Solid Bulks Terminal

     We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and Namisa by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually. Among the approved investments that we announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 84 million tons of iron ore per year. For further information, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments—Iron Ore Project.”

Container Terminal

     We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2009, US$174 million of the cost of the concession remained payable over the next 16 years of the lease. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Itaguaí Port is located in the heart of Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represents more than 60% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística). The Brazilian Federal Port Agency spent US$70 million in port infrastructure projects such as expanding the maritime access channel and increasing the depth from 18.5 meters to 20 meters. In addition, significant investments are also being made by the Brazilian federal government in adding two extra lanes to the Rio Santos road, in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that will cross the Rio de Janeiro metropolitan area. Also, MRS railway is investing in an extra rail track along the way to the Itaguaí Port. These factors, combined with favorable natural conditions, like natural deep waters and low urbanization rate around port area, allow the operation of large vessels as well as highly competitive prices for all the services rendered, result in the terminal being a major hub port in Brazil. For further information on our planned investments relating to our Itaguaí CSN Logistics Platform Project, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments—Itaguaí CSN Logistics Platform Project.”

     The figures show the effect of investments made since 2007 in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG, cranes. These investments, along with a focused marketing and sales strategy, enabled the terminal to rank first in market share among the three terminals of the state of Rio de Janeiro, with 39% of  the total moves in those terminals.

     We plan to carry out new infrastructure and equipment investments in Sepetiba TECON, as the Berth 301 Equalization and the acquisition of two new Super Post Panamax Portainers and four new RTG cranes to yard operations. These investments will increase TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 410,000 containers (or 610,000 TEUs) a year and from 2.0 million tons to 6.0 million tons a year of steel products. We intend to use this port to ship all our exports of steel products. In 2009, 91.6% of the exported steel products (or 666,410 tons), was shipped from this port, as compared to 82% in 2008.

     In 2009, the terminal had its throughput affected by the global downturn. It achieved 154,289 units handled (or 224,898 TEUs), which represents a 28% decrease as compared to 2008.

Insurance

     In view of the nature of our operations, we renewed with international reinsurance companies, for the period from February 21, 2008 to February 21, 2009, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - TECAR, GalvaSud (property damage and loss of profits), Container Terminal - TECON and ERSA (loss of profits), for a total risk amount of US$9.57 billion (property damage and loss of profit) and a maximum indemnification amount, in the event of an accident, of US$750 million for property damage and loss of profits.

As of February 22, 2009, we have not been able to contract with insurance and reinsurance companies insurance coverage for operational risks relating to our Presidente Vargas Steelworks.

We currently have valid insurance policies to cover material damage and business interruption for: Namisa, CSN Porto Real (former Galvasud), Prada, CSN Cimentos, Inal Nordeste, Metalic, ERSA, CSN LLC, CSN Paraná, Lusosider, Itá and Igarapava hydroelectric plants and Transnordestina.

In addition to the negotiations in connection with our operational risks policy for our Presidente Vargas Steelworks, the renewal of insurance policies for the following entities are currently being negotiated: CSN (Casa de Pedra and Arcos), TECON and TECAR.

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

Intellectual Property

     We have several technical cooperation agreements with universities and research institutes in order to provide us with special technical reports and advice related to specific products and processes. In addition to several patents previously approved by the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), in 2009 we requested the deposit of 21 new patents on the field of product applications.

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

     The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2007		2008		2009

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	2	8.1	1	8.7	1	6.1
Usiminas	1	8.7	2	8.0	2	5.6
ArcelorMittal Tubarão	3	5.7	3	6.2	3	5.3
CSN	4	5.3	4	5.0	4	4.4
ArcelorMittal Aços Longos	5	3.7	5	3.5	5	3.2
Others		2.2		2.3		1.9
Total		33.7		33.7		26.5
Source: IBS

(1) Data from Aços Villares have been merged into data from Gerdau.

Competitive Position — Global

     During 2009, Brazil retained its place as the largest producer of crude steel in the Latin America, with a production output of 26.5 million tons and a 2.2% share of total world production, according to data from IBS. In 2009, Brazil was the ninth world’s steel producer, accounting for approximately two-thirds of total production in Latin America, approximately twice the size of Mexico’s and approximately one-third of U.S. steel production, according to data from the World Steel Association, or WSA. According to IABr Brazilian exports in 2009 reached 8.6 million tons of finished and semi-finished steel products.

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

Competitive Advantages of the Brazilian Steel Industry

     Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports that allow the operation of large ships, which facilitates access to export markets. Nevertheless, Brazil’s products have lost partially their competitiveness, mainly due to the appreciation of the real against the U.S. dollar since the beginning of 2006, which resulted in the increase of the price of our products. In 2009, the real continued to significantly appreciate against the U.S. dollar and reflected the effects of the financial crisis and weak demand. Despite all these factors, we believe Brazil’s average cost of steel production is one of the lowest in the world.

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

     Competition from greenfield projects of new market entrants would be discouraged by existing participant’s ties to sources of raw materials and well-established distribution networks. In the last years, several foreign competitors announced their intention to undertake greenfield projects in Brazil. To date, some of these competitors have cancelled or postponed their projects, while others continue to evaluate their feasibility, in particular due to global economic and financial crisis in 2008 and 2009 and the high level of investment required. The strategic goal of these projects, as announced by their participants, is to replace non-competitive slab production plants in Europe or to expand upon slab capacity production of Asian companies in order to service their home markets.

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

     We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are currently in substantial compliance with applicable environmental requirements.

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

     In 2009, we requested and obtained several emissions permits and renewals of environmental permits, both for current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics, including: (i) the expansion of the Casa de Pedra mine; (ii) the construction of the Transnordestina Railroad, to explore railway transportation in the Northeastern region of Brazil; and (iii) the operation of a cement mill at Volta Redonda.

Environmental Expenditures and Claims

     Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of US$144.9 million in 2007, US$180.0 million in 2008 and US$145.4 million in 2009.

     Our investments in environmental projects during 2009 were related mainly to: (i) operations and maintenance of environmental control equipments; (ii) development of environmental studies for permit applications and (iii) studies monitoring and remediation of environmental liabilities due to prior operations, mainly before our privatization. From a total of US$145.4 million spent in 2009, US$40.7 million constituted capital expenditures and US$104.7 million constituted operational expenditures.

     Our main environmental claims on December 31, 2009 were associated with cleaning-up obligations at former coal mines decommissioned in 1989 at the state of Santa Catarina; legal environmental compensation projected for new projects at the States of Minas Gerais and Rio de Janeiro; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. We did not include in the accruals any environmental liabilities related to ERSA, as they were born by its former owner.

     We reserve an accrual for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. As of December 31, 2009, we had provisions for environmental liabilities in the total amount of US$66.8 million (R$116.3 million), as compared to US$30.5  million as of December 31, 2008, which our management and legal advisors consider sufficient to cover all probable losses. For further information, see Note 17(b) to our consolidated financial statements included in “Item 18. Financial Statements.”

Brazil – mining regulation

     Under the Brazilian Constitution, all mineral resources in Brazil belong to the federal government. The Brazilian Constitution and Mining Code impose various regulatory restrictions on mining companies relating to, among other things:

▪  the manner in which mineral deposits must be exploited;

▪  the health and safety of workers and the safety of residential areas located near mining operations;

▪  the protection and restoration of the environment;

▪  the prevention of pollution; and

▪  the support of local communities where mines are located.

     Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian Government.  DNPM grants prospecting authorizations to a requesting party for an initial period of three years. These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization. Upon completion of prospecting activities and geological exploration at the site, the grantee must submit a final report to DNPM.  If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of the concession must begin on-site mining activities within six months.  DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Extracted minerals that are specified in the concession belong to the holder of the concession. With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may challenged by unrelated parties.

Mining Concessions

     Our mining activities at Casa de Pedra mine are performed based on a Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our mining activities at the Bocaína mine are based on a concession under the same conditions. See “Item 4D. Property, Plant and Equipment” for further information on our reserves at Casa de Pedra mine and resources at Fernandinho and Engenho mines.

Mining Rights and Ownership

Our mining rights for Casa de Pedra mine include the mine, beneficiation plant, roads, loading yard and railway branch and are duly registered with the National Department of Mineral Production (Departamento Nacional de Produção Mineral - DNPM). We have also been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, and hold title to all our proved and probable reserves.

In addition, we have obtained and are in compliance with all licenses and authorizations for our operations and projects at Casa de Pedra mine.

The exploitation in Casa de Pedra mine are subject to mining lease restrictions, which were duly addressed in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by the CSN mine planning department.

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation.  The current annual rates on our products are:

▪  2% for iron ore, kaolin, copper, nickel, fertilizers and other minerals;

▪  3% on bauxite, potash and manganese ore; and

▪  1% on gold.

The Mining Code and ancillary mining laws and regulations also impose other financial obligations. For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration (in a rate of 50% of the CFEM). Mining companies must also compensate the government for damages caused to public lands. A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

Antitrust Regulation

     We are subject to various laws in Brazil which seek to maintain a competitive commercial environment in the Brazilian steel industry. For instance, under Law No. 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law, the Secretaria de Direito Econômico of Brazil’s Ministry of Justice has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. In addition, if the Brazilian anti-trust agency (Conselho Administrativo de Defesa Econômica), or CADE, determines companies have acted collusively to raise prices, it has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public projects. In addition, CADE has the authority to dissolve mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

Proceedings Related to Protectionist Measures

     Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations from importing countries. These investigations resulted in duties that limit our access to certain markets. Despite the imposed limitations, our exports have not been significantly affected, as we were able to re-direct our sales from restricted markets to other markets, and also because the volume of exports or products available for exports has been decreasing as a result of the increased demand from our domestic market and thus present participation of exports in our total sales was significantly reduced.

     Below are summaries of the protectionist measures to which our exports are subject.

United States

Anti-dumping and Countervailing Duties. In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries. In February 1999, the U.S. Department of Commerce, or DOC, reached a preliminary determination on the anti-dumping and countervailing duties margins. We were found to have preliminary margins of 50.66% for anti-dumping, and of 6.62% for countervailing duties. In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC. In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27%. Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the countervailing duties investigation, which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year. At the request of the Brazilian government, the agreement was terminated in September 2004. Upon the termination of this agreement, countervailing duties of 6.35% became effective in September 2004, to be applied to imports of hot-rolled products from Brazil. In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation. Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margin of dumping from the DOC. Final determination was issued in October 2005 and the “zero” margin of dumping preliminary found by the DOC was confirmed.

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

     Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 1990 through 2005, total global crude steel production ranged between approximately 770 million and 1.1 billion tons per year. In 2008, it reached 1.33 billion tons, representing a 1.2% decrease as compared to 2007. In 2009, global crude steel production decreased 7.9% as compared to 2008, and reached 1.22 billion tons.

     China’s crude steel production in 2009 reached 568 million tons, an increase of 13.5% as compared to 2008. Production volume in China has more than doubled in five years, from 222 million tons in 2002. China’s share of world steel production continued to grow in 2009, reaching 46.4% of world total crude steel.

     Asia produced 766 million tons of crude steel in 2009, representing 63.7% of world total steel production and an increase of 1% as compared to 2008. Overall, steel production declined in Europe, North America, South America and Commonwealth of Independent States in 2009.

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

Domestic Demand

     Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 108 kilograms in 2009, which is considered low when compared to levels in developed countries such as the United States, where the per capita crude steel consumption in 2007 was of 373 kilograms, and Germany, where the consumption was of 558 kilograms.

     From 2005 to 2007, despite a good global conjuncture, the Brazilian economy exhibited an average growth GDP of 4.4%. Since September 2008, overall global economic activity has slowed significantly, which impacted our fourth quarter results. Domestic steel sales in 2008 and 2009 were 24 million tons and 18 million tons, respectively.

     The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. Vehicles production increased regularly in the past years, until September 2008, when the effects the 2008 of financial crisis grew in size and scope. In spite of the slowdown in automobile production, market data indicated a recovery in car sales since the beginning of 2009.

Market Participants

     According to IBS, the Brazilian steel industry is composed of 26 mills managed by 8 corporate groups, with an installed annual capacity of approximately 41 million tons, producing a full range of flat, long, carbon, stainless and specialty steel. For information on the production by the largest Brazilian steel companies for the years ended December 2006, 2007, 2008 and 2009, see “Item 4B. Business Overview—Competition—Competition in the Brazilian Steel Industry.”

Capacity Utilization

     Total Brazilian nominal capacity in 2009 was estimated at 42.1 million tons, as compared to 41.5 million tons in 2008. The Brazilian steel industry operated at approximately 63.4% of nominal crude steel capacity during 2009, as compared to 81% in 2008.

Exports/Imports

     Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of semi-finished steel products reached 5.7 million tons in 2008 and 4.6 million tons in 2009, which represented 62% and 54% of total steel exports for each period, respectively.

     In 2009, Brazilian steel exports totaled 8.6 million tons, representing 32% of total Brazilian steel sales (domestic plus exports) and accounting for US$4.7 billion in export earnings for Brazil in 2009. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2009, supply totaled 26.7 million tons, as compared to apparent consumption of 18 million tons.

     Brazil also enjoys a diversified steel export market. In 2009, export sales were made to over 120 countries. North America and South America were Brazil’s main export markets, accounting for 12% and 21%, respectively, of all Brazilian steel exports in such year. United States was the main destination, representing 8% of total exports. The European Union was responsible for 9% of the Brazilian steel exports in 2009, while Asia, Africa and the Middle East were responsible for 58%. The ten largest markets, taken together, accounted for 66% of Brazil’s steel exports in 2009. See also “Item 4B. Business Overview—Competition.”

     As a result, Brazil is a negligible importer of foreign steel products. Steel imports were 2.3 million tons, or 8.6% of apparent domestic consumption in 2009, as compared to 2.7 million tons, or 11% in 2008, according to IBS.

4C. Organizational Structure

     We do business directly and through subsidiaries. For more information on our organizational structure, see Note 1(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

4D. Property, Plant and Equipment

     Our principal executive offices are located in the city of São Paulo, the State of São Paulo at Avenida Brigadeiro Faria Lima, 3,400, 20th floor (telephone number 55-11-3049-7100), and our main production operations are located in the city of Volta Redonda, in the State of Rio de Janeiro, located approximately 120 km from the city of Rio de Janeiro. Presidente Vargas steelworks, our steel mill, is an integrated facility covering approximately 4.0 square km and located in the city of Volta Redonda in the State of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the State of Minas Gerais, which borders the State of Rio de Janeiro to the north. Each of these mines is within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our property as of December 31, 2009.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas steelworks	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	None

CSN Porto Real (former GalvaSud)	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(1)(2)

CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	None

Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	mortgage(3)

Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km; MG – 0.02 square km;	steel can manufacturer	1 billion cans per year	owned	None

CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	None

Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	None

Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	None

Casa de Pedra mine	Congonhas, State of Minas Gerais	44.57 square km	iron ore mine	60.0 mtpy(4)	owned(5)	None

Engenho mine(6)	Congonhas, State of Minas Gerais	2.87 square km	iron ore mine	5.0 mtpy	concession	None

Fernandinho mine(6)	Itabirito, State of Minas Gerais	1.84 square km	iron ore mine	2.0 mtpy	concession	None

Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	None
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	1,800 tons	concession	None

Thermoelectric co- generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	238 MW	owned	None

Itá(7)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	None

Igarapava(8)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	None

Southeastern Railway System (9)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	None

Transnordestina	Northern and northeastern regions of Brazil	4,238 km of tracks	railway	--	concession	None

TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	raw materials	4 mtpy	concession	None

Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	2 mtpy	concession	None

Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(10)/Collateral / mortgage(2)

Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(10)/Collateral

Land	State of Minas Gerais	29.09 square km	undeveloped	--	owned	None

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
(5)      Based on the Manifesto de Mina. See, “Item 4. Information on the Company —A. History and Development of the Company—Government Regulation and Other Legal Matters—Mining Concessions.”
(6)      Property owned by our 60% non-consolidated investee Namisa.
(7)      Property 29.5% owned by us.
(8)      Property 17.9% owned by us.
(9)      We indirectly hold the concession through MRS.
(10)      Pledged pursuant to various legal proceedings, mainly related to tax claims.

     For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments.”

     The map above shows the locations of the Presidente Vargas steelworks, the CSN Paraná, Prada, CSN Porto Real (former GalvaSud), Metalic, Lusosider, ERSA and CSN LLC facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an ownership interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Item 4A. Unresolved Staff Comments

In 2005, we filed a registration statement on SEC Form F-4 for an Exxon Capital exchange offer. We incorporated by reference in the F-4 our annual report on Form 20-F/A for the fiscal year ended December 31, 2004, or the 2004 Form 20-F. The SEC then advised us that it had reviewed our 2004 Form 20-F and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 included therein and provided us with comments and questions with regard to the 2004 Form 20-F. The unresolved staff comments are related to (i) the accounting treatment of our accruals for disputed taxes payable relating to certain tax liabilities for which we were disputing payment and (ii) the use of certain tax credits to offset such tax liabilities. The Form F-4 has not yet been declared effective.

During 2009, the SEC reviewed our 2008 annual report on Form 20-F, or the 2008 Form 20-F, and requested clarification about a number of disclosure items, including the accounting treatments mentioned above. We amended the 2008 Form 20F and received an SEC letter concluding the SEC review process on the 2008 Form 20-F with no further comments and questions.

We are currently working with the SEC to have the Form F-4 declared effective based on the fact that the comments underlying the 2004 Form 20F were resolved in the 2008 Form 20F.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 included in “Item 18. Financial Statements.” Our consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars, as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

5A. Operating Results

Overview

     The outlook for the global economy has improved since the second half of 2009. Lead indicators point to a recovery in general market conditions. According to International Monetary Fund, or IMF, emerging economies will be responsible for a higher contribution to world GDP growth than industrialized economies. The Brazilian Steel Institute (Instituto Aço Brasil), or IABr, expects strong demand on steel/iron ore, based on strong GDP growth and infrastructure investments in Brazil.

     The recovery of Brazilian domestic activity consolidated during the later part of 2009. According to Fundação Getúlio Vargas, or FGV, confidence indicators show that industrial output has returned to pre-crisis levels. This recovery in industrial production was led by production of consumer durables, which in turn increased demand for steel products.

     Control over inflation, reduced interest rates, improved earnings, lower unemployment, the increasing availability of credit and government measures to encourage consumption in Brazil contributed to re-establish economic growth in 2009.

     Despite the optimism over job creation, the latest data from the Brazilian Labor Ministry’s employment registry, or CAGED, shows that 995,000 jobs were created in 2009, the lowest figure since 2003. In 2010, however, the Ministry expects to create 2 million new registered jobs.

     Individual and corporate loans in Brazil continued to increase and at year end 2009 amounted to 45% of GDP. In 2009, the total volume of credit in the financial system reached R$1.4 trillion, 14.9% more than in 2008. Reduced interest on loan transactions encouraged the acquisition of property and durable goods.

     Inflation in Brazil continues within the target range. The IPCA consumer price index closed 2009 at 4.3%, 0.2 p.p. below the target established by the Central Bank. Given market expectations of inflationary pressure in 2010, the Central Bank is expected to increase the SELIC base rate to prevent inflation.

Sectors

Steel

     Brazil’s steel industry finished 2009 with consistent signs of a recovery, with figures indicating a very different scenario from the end of 2008, which was strongly impacted by the economic crisis.

     Until the beginning of 2009, six of the 14 blast furnaces in Brazil were shut down due to reduced demand. However, as both consumption and international prices recovered throughout the year, by the end of 2009 only one blast furnace remained non-operational in the country.

     According to IABr, production of steel in Brazil in 2009 totaled 26.5 million tons of crude steel and 11.8 million tons of rolled flat steel, a decrease of 21.4% and 17.3%, respectively, as compared to 2008. Annual domestic sales of rolled flat steel totaled 9.0 million tons in 2009, a 25.9% decrease as compared to 2008. Flat steel exports totaled 2.5 million tons, a 53.6% increase as compared to 2008.

     The prices of the main steel inputs are expected to increase in 2010, especially coal and iron ore, in turn increasing production costs in the main steel mills and benefiting the more integrated producers who have access to raw materials.

     The Brazilian automobile market closed 2009 with its third consecutive annual sales record. The total number of vehicles licensed during the year was 3.1 million, an 11.4% increase as compared to 2008.  According to ANFAVEA (the Brazilian vehicle manufacturers’ association), annual vehicle production totaled 3.2 million units, just 1% less than in 2008.

     In the Brazilian construction sector, according to the São Paulo construction industry association, or SindusCon-SP, despite the difficulties faced the construction industry closed 2009 with a positive outlook. Current estimates indicate that the sector GDP increased by 1% over 2008. The Minha Casa Minha Vida housing program, the Growth Acceleration Program (PAC) and the infrastructure investments related to the World Cup and the Olympics will all have a positive impact on the sector in the future.

     The steel distribution sector in Brazil had annual sales volume of 3,397 million tons, an 8.6% decrease as compared to 2008 due to the significant decrease in demand in the first half of 2009.

     According to the Brazilian steel distributors’ association, or INDA, sales should increase by 15% in 2010, reaching 3.9 million tons, higher than 2008’s record figure, mainly driven by higher output of consumer durables and the recovery of the capital goods industry.

     In light of the tax breaks in Brazil which began in April 2009 and ended in January 2010, the home appliance industry overcame the originally negative outlook for 2009.  At the beginning of 2009, annual sales were expected to fall by 20% but  according to the Brazilian home appliance manufacturers’ association, or Eletros, sales of stoves, refrigerators and washing machines increased by 6%, 20% and 25%, respectively, during the period when the IPI (federal VAT) cuts were in effect. In 2010 the outlook for the home appliance industry is positive in light of expected greater availability of credit.

Mining

     Currently global iron ore production has not been able to meet the world steel demand. Consequently, there is pressure on price fundamentals that affect spot prices.

     China, the biggest consumer of Brazilian ore, imported 628 million tons in 2009, 41% more than in 2008 and a new record. As a result, the share of imported ore in China increased from approximately 60% to approximately 70% in 2009.

     Low freight costs improved the competitiveness of Brazilian ore over Chinese ore. The Brazil-Asia benchmark price averaged approximately US$51/t in 2009, whereas the February 2010 spot price was more than US$130/t.

     Brazil and Australia were still China’s leading suppliers, accounting for more than 68% of the country’s iron ore imports, supported by a reduction in India’s relative share.

     According to the Brazilian Mining Institute, or IBRAM, Brazilian iron ore production totaled approximately 300 million tons in 2009, a 19% decrease as compared to 2008. For 2010, IBRAM expects an annual output of 380 million tons.

     In 2009, Brazil exported 267 million tons of iron ore, 5% less than the previous year.

     The confidence in long term global fundamentals underlines the continuity of our growth perspective to become a major iron ore supplier. CSN has already become an important player in seaborne trade by improving its ranking position every year as market recognizes its importance as a major iron ore supplier.

     The Macquarie Group estimates that demand on the key seaborne trade routes will rise again in 2010. Based on an estimated Chinese steel production of approximately 640 million mt, iron ore imports into the country are projected to increase by approximately 55 million mt in 2010.  Allied to a recovery in steel production in Europe and Japan, demand fundamentals continue to look strong.

     Our steelmaking operations consumed 6.2 million tons of iron ore during 2009, consisting of 4.7 million tons of sinter-feed material and 1.5 million tons of lump ore. As we do not have pelletizing plants, the total amount of pellets has been acquired in the Brazilian market.

International Macro-Economic Scenario

USA

     U.S. GDP decreased by 2.5% in 2009, declining 0.5% in the final quarter, mainly due to the tax and monetary incentives implemented along the year.

     The Organisation for Economic Co-operation and Development – OECD expects GDP to recover slowly in 2010, possibly achieving growth of 2.3%, held back by reduced availability of jobs, credit restrictions and the high level of family debt. The steel market is expected to have a gradual recovery over the next two years.

     Crude steel production in 2009 totaled 58 million tons, a 36% decrease on the previous year.

     Distributors’ sales remained stable in the second half of 2009, but were below pre-crisis levels. In light of decrease in production and increased sales efforts, inventories in November 2009 fell for the 13th consecutive month. These conditions favor a slow recovery, which is already being reflected in an increase in steel production capacity use, currently at approximately 65%.

Europe

     The European economy underwent a severe recession in 2009 and is expected to still be suffering from the effects of the crisis in 2010. According to the National Associations of Steel, Tube and Metal Distribution, or Eurometal, of the 27 countries members of the European Union, only Poland recorded GDP growth in 2009. The bloc average GDP decreased by 4.1% and is only expected to increase by 0.7% in 2010.

     In addition, some countries are facing serious difficulties with their public debt, notably Spain, Portugal, Ireland and, especially, Greece.

     According to Worldsteel Association, annual EU steel production totaled 139 million tons, 30% less than in 2008, ratifying Eurometal’s estimate of a 33% reduction in apparent consumption of steel. In 2010 and 2011, apparent consumption is expected to increase by 12.5% and 7.6%, respectively, but still below 2007 levels.

     Also according to Eurometal, the destocking process began in March 2010. In December 2009, inventories were equivalent to 68 days of sales, close to the historical average of 71 days recorded in 2008. In the short term, demand should recover mainly through the build-up of stocks.

Asia

     China remained in 2009 one of the main drivers of the global economy. In the fourth quarter of 2009 alone the Chinese  GDP increased 10.7%, and the annual growth for 2009 was 8.7%. The performance of the Chinese economy has a strong influence on commodity prices, especially oil and iron ore.

     Chinese industrial output is expected to record significant growth over the next two years, although not as much as before the crisis.

     Demand slowed down in the beginning of 2010, due to the normal winter seasonal effects, but is experienced to gradually recover in the rest of the year, with Chinese distributors slowly building up their inventories.

     Asian exports are still being affected by reduced global demand and non-competitive production costs, especially in a scenario of main raw material cost pressure.

     All Asian countries recorded a reduction in steel production in 2009, except for China, whose output increased 14% as compared to 2008 to 568 million tons, increasing its share of the global total to 47%.

Steel Markets and Product Mix

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

     The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	Year ended December 31,

	2007	2008	2009

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production(1)	25,850	24,726	20,223
Apparent Consumption	22,060	24,048	18,576
Hot-Rolled Coils and Sheets
Production	4,326	3,926	3,474
Apparent Consumption	3,354	3,481	2,615
Cold-Rolled Coils and Sheets
Production	3,412	3,038	2,692
Apparent Consumption(1)	2,900	2,849	2,497
Galvanized Sheets
Production(1)	2,459	2,343	2,004
Apparent Consumption(1)	2,154	2,478	1,913
Tin Mill
Production(1)	932	724	665
Apparent Consumption(1)	640	623	570
Global Market (in millions of tons)
Crude Steel Production	1,346	1,330	1,224
Demand	1,202	1,309	1,202
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

     The international steel price discounts that occurred in 2009 due to the global economic and financial crisis were not sufficient to increase steel demand and prices remained at low levels until the end of 2009.

Sales Volume and Net Operating Revenues by Steel Products and Markets

     The following table sets forth our steel product sales volume and net operating revenues by product and market.

	Sales Volume

	Tons			% of Sales Volume
				In Market			Total

	2007	2008	2009	2007	2008	2009	2007	2008	2009

	(In thousands of tons)					(In percentages)

Domestic Sales
Slabs	84	78	25	2	2	1	2	2	1
Hot-rolled	1,535	1,746	1,204	43	42	37	28	36	29
Cold-rolled	557	685	639	15	16	20	10	14	16
Galvanized	873	1,088	875	24	26	27	16	22	21
Tin Mill	565	561	500	16	14	15	11	11	12

Sub-total	3,614	4,158	3,243	100	100	100	67	85	79

Export sales
Slabs	310	32	162	18	4	19	6	1	4
Hot-rolled	93	34	191	5	5	22	2	1	5
Cold-rolled	182	32	4	10	4	-	3	1	-
Galvanized	809	464	397	46	63	46	15	9	10
Tin Mill	370	172	114	21	24	13	7	3	2

Sub-total	1,764	733	868	100	100	100	33	15	21

Total	5,378	4,891	4,111				100	100	100

Total Sales
Slabs	394	110	187				8	2	4
Hot-rolled	1,627	1,780	1,395				30	36	34
Cold-rolled	740	717	643				13	15	16
Galvanized	1,682	1,552	1,272				31	32	31
Tin Mill	935	733	614				18	15	15

Total	5,378	4,891	4,111				100	100	100

     The following table sets forth our steel product net revenues by product and market.

	Net Operating Revenues

	U.S. dollars			% of Net Operating Revenues

				In Market			Total

	2007	2008	2009	2007	2008	2009	2007	2008	2009

	(In millions of US$)					(In percentages)

Domestic Sales
Slabs	33	47	10	1	1	-	1	1	-
Hot-rolled	1,170	1,740	992	33	35	29	24	30	25
Cold-rolled	499	757	587	14	15	18	10	13	15
Galvanized	1,097	1,583	1,051	31	32	31	22	28	27
Tin Mill	754	862	757	21	17	22	15	15	19

Sub-total	3,553	4,989	3,397	100	100	100	72	87	86

Export sales
Slabs	154	20	62	11	2	11	3	-	2
Hot-rolled	62	23	91	4	3	16	1	-	2
Cold-rolled	124	24	4	9	3	1	3	-	-
Galvanized	716	491	277	51	65	49	14	9	7
Tin Mill	351	203	130	25	27	23	7	4	3

Sub-total	1,407	761	564	100	100	100	28	13	14

Total	4,960	5,750	3,961				100	100	100

Total Sales
Slabs	187	67	72	4	1	2	3	1	2
Hot-rolled	1,232	1,763	1,083	25	30	27	23	30	27
Cold-rolled	623	781	591	13	14	15	12	13	15
Galvanized	1,813	2,074	1,328	36	36	34	34	36	32
Tin Mill	1,105	1,065	887	22	19	22	21	18	22

Sub-total	4,960	5,750	3,961	100	100	100	93	98	98

By-products	398	115	138	-	-	-	7	2	2

Total	5,358	5,865	4,099	100	100	100	100	100	100

Brazilian Macro-Economic Scenario

     As a company with the vast majority of its operations currently in Brazil, we are affected by the general economic conditions of Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     The Brazilian economy was affected by the global financial crisis especially in the first half of 2009, the Brazilian federal government took several measures in order to resume economic growth.  Control over inflation, reduced interest rates, improved earnings, lower unemployment, the increasing availability of credit and measures to encourage consumption all helped fuel demand and re-establish economic growth in 2009. Hence, industrial production recorded a strong growth in the second half of 2009, lead by the production of consumer durables, in turn increasing demand for steel products.

     The following table shows certain Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2007	2008	2009

GDP growth	6.1%	5.1%	-0.2%
Inflation (IPCA)(1)	4.5%	5.9%	4.3%
Inflation (IGP-M)(2)	7.7%	9.8%	-1.7%
CDI(3)	11.7%	12.4%	9.8%
Appreciation (depreciation) of the real against the U.S. dollar	17.2%	-32.0%	25.5%
Exchange rate at end of period (US$1.00)	R$1.771	R$2.337	R$1.741
Average exchange rate (US$1.00)	R$1.948	R$1.837	R$1.994
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

     The appreciation of the real against the U.S. dollar has the following effects on our results of operations expressed in US dollars:

  domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the extent that we sell more products than usual in the domestic markets;
  the impact of real-denominated costs of products sold and operating costs tends to be higher; and
  financial income is higher to the extent the exposure to dollar-denominated debt has not been protected.

     The impact during the three years ending December 31, 2009 of fluctuations in the real exchange rate against other currencies on our results of operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

     Inflation rates in Brazil have been significantly volatile in the past, although they have stabilized in recent years. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008. In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%. Furthermore, in 2009 the real appreciated against the U.S. dollar, reflecting especially the faster recovery of the Brazilian economy.

     Inflation affects our financial performance by increasing some of our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

The table below shows the Brazilian general price inflation and the CDI for the periods shown.

	Year ended December 31,

	2007	2008	2009

Inflation (IGP-M) (1)	7.7%	9.8%	-1.7%
CDI (2)	11.7%	12.4%	9.8%
_______________
Source: Fundação Getúlio Vargas, or FGV, and Bloomberg.
(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient in iron ore used in the steel production. The iron ore is extracted from our Casa de Pedra mine, which in 2009 supplied approximately 6.2 million tons of its total iron ore production (approximately 21 million tons) to us. The remainder or the iron ore production is sold to third party clients in Brazil and throughout the world.

The cost of iron ore supplied to us is recorded on our income statement in cost of goods sold line item at its extraction cost plus transport from the mine. In 2007, 2008 and 2009, these costs were US$130.7 million, US$150.7 million and US$110.7 million, respectively. In December 2009, we announced a planned segregation of our iron ore business and correlated logistics activities into one of our subsidiaries. This segregation is pending certain regulatory approvals. Upon the transfer of the iron ore business to our subsidiary, iron ore will be provided to our steel works at market prices, which are higher than the currently recorded costs. This transfer of the iron ore business will decrease our steel segment margins and increase our mining segment margins, but should not affect our margins on a consolidated basis. We expect to have certain tax impacts which are currently under analysis.

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

Valuation of long-lived assets, intangible assets and goodwill

Under U.S. GAAP, in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144 FASB ASC Subtopic 360-10, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

We test goodwill for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” FASB ASC Topic 350, Intangibles - Goodwill and Other. SFAS No. 142 requires that goodwill be tested for impairment at the “reporting-unit” level (Reporting Unit) at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Goodwill is tested for impairment annually in December in a two-step process. First, we determine if the carrying amount of our Reporting Unit exceeds the “fair value” of the Reporting Unit, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we then compare the “implied fair value” of the goodwill, as defined by SFAS 142, to our carrying amount to determine if there is an impairment loss. We do not have any goodwill that we consider to be impaired.

Depreciation and amortization

     Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the related assets, as follows (average): buildings - 25 years; equipment - 15 years; furniture and fixtures - 10 years; hardware and vehicles - 5 years. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in the depreciation rate existing at December 31, 2009. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$34 million in the year of the change.

Fair value of business combinations

We estimate the fair value of assets acquired and liabilities assumed of our business combinations as required by SFAS No. 141, “Accounting for Business Combinations” - FASB ASC Subtopic 805-10. Accordingly, when determining the purchase price allocations of our business acquisitions, we usually adjust to fair value certain items such as inventories, property, plant and equipment, mines, present value of long-term assets and liabilities, among others, which are determined by independent appraisals that perform the valuations for us. Also, for business combinations purposes, we identify intangible assets apart from goodwill based on the guidance provided in Appendix A of SFAS No. 141 and consider the establishments of SFAS No. 142, “Goodwill and Other Intangible Assets” as to impairment tests or definition of the useful lives of our intangibles identified apart from goodwill, Statement No. 141(R), Business Combinations for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations, and of FAS 141(R)-1 Accounting for Assets Acquired and Liabilities assumed in a Business Combination that Arise from Contingencies.

Derivatives

SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities” - FASB ASC Topic 815, as amended, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statements of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. We have not designated any derivative financial instruments as hedges and the fair value adjustments to our derivatives were thus recorded in the statements of income. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” - FASB ASC Subtopic 715-20 – Defined Benefit Plans – General as amended, and SFAS Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), included in ASC Subtopic 715-20, Compensation - Retirement Benefits - Defined Benefit Plans - General.

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

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109,” or FIN 48 - ASC Subtopic 740-10. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1, 2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

     We record liabilities for uncertain tax positions that could be challenged by taxing authorities that, in our judgment, do not meet the more likely than not threshold of being sustained upon examination, based on the facts, circumstances, and information available at the reporting date. We estimate and record the liability for uncertain tax positions considering the probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information available at the reporting date. It is often difficult to predict the final outcome or timing of resolution of any particular tax matter. Various events, some of which cannot be predicted, may occur that would affect our recognition of liabilities for uncertain tax positions.

Contingencies and disputed taxes

We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5 - ASC Topic 450, Contingencies. Those contingencies related to income taxes and social contributions are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. See “Item 5A. Operating Results-Results of Operations-2009 Compared to 2008-Disputed Taxes Payable” and “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further information on the judicial and administrative proceedings in which we are involved.

Allowance for doubtful accounts

     We consider a provision for bad debts in our trade accounts receivable in order to reflect our expectation as to the net realizable value thereof. This provision is estimated based on an analysis of our receivables and is periodically reviewed to maintain real expectation of collectability of our accounts receivable.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

     For a description on the recently issued accounting pronouncements, see Note 3 to our consolidated financial statements contained in “Item 18. Financial Statements”.

Results of Operations

     For purposes of comparison, the following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2007, 2008 and 2009 and the percentage change in each of these items from 2008 to 2007 and from 2009 to 2008:

	Year Ended December 31,			Increase (Decrease)

	2007	2008	2009	2008/2007	2009/2008

				%	%
Operating revenues
Domestic sales	5,283	7,377	5,204	39.6	(29.5)
Export sales	1,695	1,830	1,137	8.0	(37.9)

Total	6,978	9,207	6,341	31.9	(31,1)
Sales Taxes	(1,305)	(1,835)	(1,257)	40.6	(31.5)

Discounts, returns and allowances	(156)	(185)	(70)	18.6	(62.2)

Net operating revenues	5,517	7,187	5,014	30.3	(30.2)
Cost of products sold	(3,076)	(3,602)	(3,250)	17.1	(9.8)

Gross profit	2,441	3,585	1,764	46.9	(50.8)
Operating expenses
Selling	(310)	(412)	(345)	32.9	(16.3)
General and administrative	(185)	(219)	(208)	18.4	(5.0)
Other income (expense)	(85)	(110)	(47)	29.4	(57.3)

Operating income	1,861	2,844	1,164	52.8	(59.0)
Non-operating income (expenses), net
Financial income (expenses), net	(219)	(380)	(871)	73.5	129.2
Foreign exchange and monetary gain (loss), net	438	(1,265)	422	(388.8)	(133.3)
Other, net	81	1,742	(26)	(2,051)	(101.5)

Income before income taxes and equity in results of affiliated companies	2,161	2,941	689	36.1	(76.6)
Income tax	(534)	(414)	(219)	22.5	(47.1)
Current	(619)	(615)	(167)	(0.6)	(72.8)
Deferred	85	201	(52)	136.5	(125.9)

Equity in results of affiliated companies	76	127	809	67.1	537.0

Net income	1,703	2,654	1,279	55.8	(51.8)

Net loss attributable to noncontrolling interest	-	-	2	-	100.0

Net income attributable to Companhia Siderúrgica Nacional	1,703	2,654	1,281	55.8	(51.8)

Year 2009 Compared to Year 2008

Operating Revenues

     Despite the beginning of a global recovery in the economy, 2009 was marked by lower global demand for steel products, metals and other commodities. Consequently, our operating revenues decreased by 31.1%, from US$9,207 million in 2008 to US$6,341million in 2009, as a result of the shrinking demand and lower average prices. Total domestic revenues decreased 29.5%, from US$7,377 million in 2008 to US$5,204 million in 2009, while total export revenues decreased 37.9%, from US$1,830 million in 2008 to US$1,137 million in 2009.

     Steel

     In 2009, our total steel revenues amounted to US$5,345 million, a decrease of US$2,439 million, or 31.3%, when compared to the US$7,784 million recorded in 2008. This decrease in steel revenues occurred in both the domestic and export markets.

     Our annual steel domestic revenues decreased US$2,168 million, or 31.3%, from US$6,934 million in 2008 to US$4,766 million in 2009, due to: (i) reduction of 22.0% in sales volume from 4,158 million tons in 2008 to 3,243 million tons in 2009, due to the decrease in demand, especially in the first half of 2009 and (ii) reduced prices granted during the first half of 2009.

     Our annual steel export revenues decreased US$271 million, or 31.9%, from US$850 million in 2008 to US$579 million in 2009, due to lower prices in the international market despite the increase in the total export sales from 733 thousand tons in 2008 to 868 thousand tons in 2009, we sold a lower volume of higher value-added products such as galvanized and tin plate. (see table “Sales Volume and Net Operating Revenues by Steel Products and Markets” above).

     Mining

     The global economic and financial crisis that commenced in 2008 impacted our iron ore business during 2009, negatively affecting our operating revenues. Prices decreased significantly in 2009 despite the increase in iron ore volumes imported by China during the year.

Our mining operating revenues decreased US$692 million, or 50.1%, to US$690 million in 2009 from US$1,382 million in 2008, mainly due to the following factors:

▪  The significant decrease in iron ore prices in 2009, which affected our net operating revenues in US$210 million;

▪  The decrease in sales volumes of the Casa de Pedra mine of approximately 30%, due to the concentration of iron ore sales through Namisa, in which we own a non-consolidated 60% ownership interest. This decrease in volume sold by us through Casa de Pedra mine reduced our revenues in US$144 million;

▪  The deconsolidation of Namisa, our 60% subsidiary in 2009, which negatively impacted our revenues in US$379 million in comparison to 2008; and

▪  During 2009, we sold higher volumes of run-of-mine to our 60% non-consolidated investee Namisa, which increased our operating revenues in US$50 million as compared to 2008.

     Our domestic sales decreased US$270 million, or 67.2%, to US$132 million in 2009 from US$402 million in 2008 due to the lower domestic demand and a significant decrease in domestic prices. Domestic sales represented 3% of our total sales in 2009 as compared to 21% in 2008.

     Our export sales decreased US$422 million, or 43.1%, to US$558 million in 2009 from US$980 million in 2008 due to the deconsolidation of our 60% non-consolidated investee Namisa as of 2009, which impacted our export sales in US$337 million, as well as the decrease in iron ore prices worldwide. The sharpest sales decrease occurred in Asia, which reduced from US$826 million in 2008 to US$460 million in 2009, and to Europe, from US$148 million in 2008 to US$82 million in 2009.

Sales Taxes

     Our deductions from operating revenues consist of sales taxes, which decreased by 31.5%, from US$1,835 million in 2008 to US$1,257 million in 2009.

     Steel

     Steel sales taxes, which include the Social Integration Tax Program (Programa de Integração Social), or PIS, the Social Security Financing Tax (Contribuição para o Financiamento da Seguridade Social), or COFINS, the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, and Tax on Services (Imposto sobre Serviços), or ISS, and the Value-Added Tax (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, tax decreased US$556 million, or 32.1%, from US$1,734 million in 2008 to US$1,178 million in 2009, due to the reduction on sales of steel products to the domestic market, as described above.

     Mining

     In terms of mining, sales taxes consist of PIS, COFINS and ICMS. Mining sales taxes decreased by 60.4%, from US$53 million in 2008 to US$21 million  in 2009 due to the decrease in sales to the domestic market and the decrease in iron ore prices.

Discounts, returns and allowances

     Discounts, returns and allowances are also deducted from our operating revenues and decreased by 62.2%, from US$185 million in 2008 to US$70 million in 2009, representing 1% of our gross operating revenues in 2009 as compared to 2% in 2008. These discounts, returns and allowances are made in the ordinary course of our business.

Net Operating Revenues

     Net operating revenues decreased by 30.2%, from US$7,187 million in 2008 to US$5,014 million in 2009, mainly due to the 31.1% decrease in operating revenues as discussed above.

     Steel

     Steel net operating revenues decreased US$1,766 million, or 30.1%, from US$5,865 million in 2008 to US$4,099 million in 2009, mainly due to the reduction in steel sales volume given the slowdown in demand, especially in the first half of 2009, lower prices in the international market and discounts in prices granted during the first half of 2009.

     Mining

Net operating revenues decreased by 49.8%, from US$1,329 in 2008 to US$667 in 2009 primarily due to the decreases in sales volume and lower iron ore prices as described above.

Cost of Products Sold

     Steel

     The following table sets forth our steel production costs, the production costs per ton of steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and coke which we import and some metals (such as aluminum, zinc and tin), whose domestic prices are linked to international prices, our costs of production are mostly denominated in reais. The devaluation of the Brazilian real causes U.S. dollar-denominated or U.S. dollar-linked production costs to increase as a percentage of total production costs. Conversely, appreciation of the real causes real-denominated production costs to increase as a percentage of total production costs.

	Year Ended December, 31

		2007			2008			2009

	US$ 000	US$/ton	%	US$ 000	US$/ton	%	US$ 000	US$/ton	%

Raw Materials
Iron Ore	130,712	24.65	5.7	150,716	29.55	5.1	110,743	25.48	4.7
Coal	421,996	79.59	18.4	613,774	120.35	20.8	521,599	119.99	22.1
Coke	63,994	12.07	2.8	232,151	45.52	7.9	189,042	43.49	8.0
Metals	242,987	45.83	10.6	147,934	29.01	5.0	86,881	19.99	3.7
Outsourced Hot Coils	955	0.18	0.0	84,726	16.61	2.9	30,308	6.97	1.3
Outsourced Slabs	11,052	2.08	0.5	174,073	34.13	5.9	893	0.21	-
Other(1)	216,415	40.82	9.4	276,177	54.15	9.4	180,207	41.45	7.6

	1,088,111	205.23	47.5	1,679,551	329.33	56.9	1,119,673	257.57	47.4

Energy/Fuel	228,767	43.15	10.0	274,339	53.79	9.3	268.410	61.74	11.4
Labor	217,816	41.08	9.5	199,352	39.09	6.7	243.105	55.92	10.3
Services and
Maintenance	396,300	74.75	17.3	370,547	72.66	12.6	335,107	77.09	14.2
Tools and Supplies	131,304	24.77	5.7	150,453	29.50	5.1	110,636	25.45	4.7
Depreciation	217,824	41.08	9.5	264,880	51.94	9.0	280,720	64.58	11.9
Others	12,414	2.34	0.5	11,023	2.16	0.4	3,685	0.85	0.2

	2,292,537	432.4	100.0	2,950,145	578.47	100.00	2,361,336	543.2	100.00

(1) Include pellets, scrap, limestone and dolomite.

     Other than the sale of excess inventories from time to time and the purchase by our subsidiaries of semi-finished products from third parties for further processing, our cost of products sold is equivalent to our steel production cost.

     We are self-sufficient in almost all the raw materials used in the steel production. The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we produce most of our coke necessities), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

     We obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the State of Minas Gerais.

     The coal and coke we consume are acquired from different international producers “See Item Raw Materials and Suppliers”. During 2009, given the lower global demand for steel products, there was a decrease in the consumption and in the prices of some commodities used for steelmaking.

     Our coal costs decreased 15.0%, from US$613.8 million in 2008 to US$521.6 million in 2009, corresponding to 22.1% of our steel production cost, given the reduction in consumption and the lower average prices.

     There was also a decrease of 18.6% in the costs of coke, from US$232.1 million in 2008 to US$189.0 million in 2009, which accounted for 8.0% of our production cost, mainly due to the lower consumption.

     Production cost decreased also due to the lower consumption of slabs and hot-rolled coils acquired from third parties in 2008. Those costs decreased 87.9%, from US$258.8 million in 2008 to US$31.2 million in 2009.

     The costs of metals such as aluminum, zinc and tin also decreased from US$147.9 million in 2008 to US$86.9 million in 2009, or 41.2%, given the reduction in consumption and lower prices.

     Other raw materials include pellets and scrap purchased in the market and also limestone and dolomite that we extract from our own mines in the city of Arcos, in the state of Minas Gerais.

     Mining

     Our cost of goods sold increased by 5.5% from US$401 million in 2008 to US$423 million in 2009 due to an increase in certain costs, such as labor, services and maintenance and energy and fuel. Our costs of products sold per ton increased from US$ 21.79 in 2008 to US$23.24 in 2009.

Gross Profit

     Gross profit decreased by 50.8%, from US$3,585 million in 2008 to US$1,764 million in 2009, mainly due to the decrease of 30.2% in net operating revenues from US$7,187 million in 2008 to US$5,014 million in 2009 and given the decrease of 9.8% in the cost of products sold, from US$3,602 million to US$3,250 million.

     Steel

Gross profit in the steel segment decreased US$1,277 million, or 48.0%, from US$2,661 million in 2008 to  US$1,384 million in 2009 due to the reduction of US$1,766 million in steel net revenues and the reduction of US$489 million in the cost of steel products sold, from US$3,204 million in 2008 to US$2,715 million in 2009, mainly due to lower steel sales volumes and decrease in production, with a lower dilution of fixed costs.

     Mining

     Our gross profit decreased by 73.7% from US$928 million in 2008 to US$244 million in 2009 mainly due to the deconsolidation of our 60% non-consolidated investee Namisa, a decrease in iron ore prices and demand constraint in 2009 as compared to 2008.

Selling, General and Administrative Expenses

     In 2009, we recorded selling, general and administrative expenses of US$553 million, representing a 12.4% decrease from the US$631 million recorded in 2008.

     Selling expenses decreased by 16.3%, from US$412 million in 2008 to US$345 million in 2009, mainly due to a decrease in the steel sales volume on the domestic market.

     General and administrative expenses decreased by 5.0%, from US$219 million in 2008 to US$208 million in 2009, as a result of our efforts to adapt our structure to the global economic and financial crisis.

Other Income (Expenses)

     Other expenses decreased by US$63 million, from US$110 million in 2008 to US$47 million in 2009, mainly due to commercial contingencies and fines in 2008, in particular with respect to transportation of products, which did not occur in 2009.

Operating Income

     Operating income decreased by 59.0%, or US$1,680 million, from US$2,844 million in 2008 to US$1,164 million in 2009. This decrease was mainly due to the US$1,821 million decrease in gross profit, reflecting mainly the effects of the global economic and financial crisis.

Non-operating Expenses (Income), Net

     Our non-operating income (expenses), net are comprised of the financial results, foreign exchange and monetary results, and, in 2008, also included the gain on 40% dilution of interest in our 60% non-consolidated investee Namisa to an Asian consortium as explained below. Non-operating income, net decreased by US$570 million, from an income of US$97 million in 2008 to an expense of US$475 million in 2009.

     On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid in by Big Jump, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 60%. Big Jump paid in cash for Namisa’s shares the amount of US$3,041 million.

     As a result of the acquisition, Big Jump holds 40% and CSN holds 60% of Namisa’s shares. Based on the shareholders’ agreement of Namisa, our management concluded that Namisa’s financial statements should not be consolidated with our financial statements as of December 30, 2008, as the purchaser consortium has effective and significant participation rights rather than protective rights through the right to participate in significant decisions related to Namisa’s ordinary course of business. Accordingly, Namisa’s results have been consolidated only until the date of sale and dilution, December 30, 2008.

     Upon the sale of Namisa’s shares and dilution, we adopted income statement recognition as our accounting policy for gains in dilution and, accordingly, recorded a net non-operating gain on 40%-dilution of our interest in the amount of US$1,667 million, as detailed below:

	Amount	Percentage	Gain (loss)
Namisa’s net equity before capital increase by Big Jump, represented by 287,303,436 shares	395	40%	(158)
Capital increase by Big Jump through issuance of 187,749,249 new shares (US$1.48 per share plus additional paid in capital of US$14.72 per share)	3,041	60%	1,825
Net non-taxable gain on dilution of interest in Namisa			1,667

     The gain of US$1,667 million referred to above is non-taxable since a dilution of interest is not considered as a capital gain in accordance with Brazilian tax law.

Financial expenses (income), Net

     In 2009 our net financial expenses increased by 129.2%, or US$491 million, from US$380 million in 2008 to US$871 million in 2009, mainly due to the following items:

•         US$156 million increase in interest income;

•         US$384 million increase in interest expense;

•         US$169 million decrease in our income from derivative instruments, and;

•         US$94 million increase in our other financial expenses, net.

Interest income

     Interest income increased by 156%, or US$156 million, from US$100 million in 2008 to US$256 million in 2009 mainly due to higher accrual of interest receivable from financial investments in the amount of US$67 million, interest receivable from loans to our 60% non-consolidated investee Namisa in the amount of US$87 million, and a waiver of interests on certain federal taxes in the amount of US$138 million. These increases in interest income were partially offset by a decrease of US$161 million related to the reversal of interest accrued on restricted deposits for legal proceedings on presumed credit of IPI.

Interest expense

     Interest expense increased by 69.8%, or US$384 million, from US$550 million in 2008 to US$934 million in 2009 mainly due to interest on the prepayment agreements for port services and iron ore supplies entered into at the end of 2008. See “Item 5E. Off-Balance Sheet Arrangements – Contractual Obligations – Namisa.” These prepayment interest, that impacted the statements of income from January, 2009, amounted to US$450 million in 2009 partially offset by lower fines and interest on taxes in the amount of US$86 million.

Derivative instruments

     The results on derivative instruments decreased by 135.2%, or US$169 million, shifting from a gain of US$125 million in 2008 to a loss of US$44 million in 2009 primarily due to the net results of our hedging swaps (USD vs. CDI) which generated a net loss of US$417 million in 2009.

Other financial income (expenses), net

     Other financial income (expenses), net increased by 170.9%, or US$94 million, from an expense of US$55 million in 2008 to an expense of US$149 million in 2009 mainly due to an increase in discounts given to customers and certain bank commissions.

Foreign Exchange and Monetary Gain, Net

     Foreign exchange and monetary gain, net increased by 133.4%, or US$1,687 million, from a loss of US$1,265 million in 2008 to a gain of US$422 million in 2009 mainly affected by appreciation of the real against the U.S. dollar. This appreciation affects:

•         Our U.S. dollar-denominated gross debt;

•         Our U.S. dollar-denominated cash and cash equivalents; and

•         Our trade accounts receivable and payable.

Income Taxes

     We recorded an expense for income tax and social contribution of US$219 million in 2009, as compared to US$414 million 2008. Expressed as a percentage of pre-tax income, income tax expense increased from 14.0% in 2008 to 31.7% in 2009. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled US$234 million in 2009 and US$1,001 million in 2008 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to reach the actual tax expense for the years.

     For the year ended December 31, 2009, adjustments totaled US$15 million and were comprised of:

  a US$55 million benefit from interest on stockholders’ equity;
  a US$65 million adjustment related to non deductable foreign exchange expense from subsidiaries or taxed at different rates;
  a US$126 million benefit related to non taxable income from the Federal Tax Repayment Program, or REFIS, adjustments;
  tax incentives and other permanent differences that represented a net tax adjustment of US$29 million; and
  a US$72 million addition to valuation allowance since certain subsidiaries had tax losses carryforward in 2009 which are not expected to be recovered.

     For the year ended December 31, 2008, adjustments totaled US$587 million and were comprised of:

  a US$39 million benefit from interest on stockholders’ equity;
  a US$472 million benefit related to non taxable income of subsidiaries or income taxable at different rates, net of US$567 million benefit related to the 40% dilution of our interest in Namisa;
  a US$21 million addition to valuation allowance since certain subsidiaries had tax losses carryforward in 2008 which are not expected to be recovered; and
  tax incentives and other permanent differences that represented a net tax benefit of US$97 million.

     Our taxable income, generated from our operations in Brazil and abroad, is comprised of the following:

	Year Ended December 31,

	2008	2009	Changes
	(In million of U.S. dollars)
Brazil	3,225	1,039	(2,186)
Foreign	(284)	(350)	(66)

Total	2,941	689	(2,252)

     Our taxable income in Brazil was impacted by the decrease in sales. The total decrease in taxable income generated in Brazil in 2009, as compared to 2008, totaled US$2,186 million. Expressed in reais, our taxable income decreased by 74.6% in 2009, as compared to 2008. Our foreign taxable income increased by US$66 million in 2009, as compared to 2008.

     It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Accruals for Disputed Taxes Payable

     The provisions for contingencies relate to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss reasonably estimable. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5), included in ASC Topic 450, Contingencies. Those contingencies related to income taxes and social contributions are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48, included in ASC Subtopic 740-10. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain after contingencies have been resolved. This occurs when a final irrevocable decision is rendered by a court in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

     We classify an accrual as short-term when we expect the liability to be settled in 365 days or less. As of December 31, 2009, US$109 million had been classified as short-term accrual for contingencies, as compared to US$69 million as of December 31, 2008. This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. Given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

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

     On November 26, 2009, CSN and its subsidiaries adhered to the REFIS introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle our tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining pending lawsuits.

     As a result, in 2009, we recorded the adjustments necessary to be made in the provisions, as well as reductions in debts, including debts offset against IPI premium credit over export, ordinary payment migration and sundry debts, which amounted to US$2.9 billion, including interests and related charges. Adherence to the special tax programs reduced the amount previously due in fines, interest and legal charges, generating a positive impact on our pre-tax income of US$255 million.

     The new amount of the debts following the reductions stipulated by the tax program of Law 11,941/09 was offset with court deposits and the residual amount will be settled in 180 installments as of the ratification of the debts by the authorities, which we expect will take place in mid-2010. The debts due under Provisional Measure 470/09 are being settled in 12 installments beginning in November 2009. On December 31, 2009, taxes payable in installments from REFIS amounted to US$475 million. For a description of our policies for the provisioning of contingencies see "Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings" below.

Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

     We have accrued a liability for certain tax liabilities that were offset against credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. We believe that this prohibition is unconstitutional since it is not consistent with general value added tax principles, the reason why we challenged this prohibition in Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to compensate federal tax liabilities with IPI excise tax credits under dispute. We were awaiting the decision of a Brazilian trial court. After such a decision is rendered, we expect the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by us as of December 31, 2008 represented our statutory obligation to pay taxes that were offset with IPI excise tax credits.

     We have noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. Recently, for example, the Brazilian Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against a given taxpayer, denying the use of these credits. On August 27, 2007 the proceeding had an unfavorable decision for us, which were paying the amount of US$519 million with the Federal Revenue of Brazil in installments and transferred the liability to the accounts of taxes payable in installments. From the unfavorable aforementioned decision, an appeal was filed by us.

In light of the above, on November 26, 2009, CSN adhered, the abovementioned cases to the REFIS introduced by Law 11,941/09 and Executive Order 470/09, and as a result the amount payable in installments was reduced to US$284 million as of December 31, 2009 (US$369 million as of December 31, 2008).

• IPI premium credit over exports

     We have accrued a liability for certain tax liabilities that were offset against IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset against these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax laws allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. We challenged the constitutionality of the executive branch’s action since only a law enacted by the Brazilian legislature could cancel or repeal benefits duly enacted by prior legislation. In August 2003, we sought and obtained a favorable decision from a Brazilian trial court that authorized the use of IPI premium tax credits.

     The Brazilian National Treasury filed an appeal against such decision and was awarded a favorable decision from a Brazilian court of appeals. We filed appeals against such decision before both the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court and were still awaiting for decisions from such courts. In September 2006, the Brazilian National Treasury filed five tax foreclosures against us to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset against the use of IPI premium tax credits.

     During 2007, in view of these foreclosure proceedings, the distribution of dividends and the payment of interest on shareholders’ equity expected to take place on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision. On August 29, 2007, we offered assets in lien represented by treasury shares in the amount of US$270 million (R$536 million translated using the exchange rate as of the date of the transaction). 25% of this amount was substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions took place, the equivalent in shares was released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, our bank accounts were unblocked, the court decision to suspend the dividends distribution was revoked, and dividends were paid to shareholders as from September 4, 2007.

     In March 2009, we offered Letters of Guarantee in the amount of US$477 million (R$830 million), which aimed to replace the levy of execution upon securities carried out as of the disclosure of dividend payment. The prevalence of guarantee in treasury shares, bank surety or cash to be deposited judicially had not yet been decided by the Regional Federal Court.

     On August 13, 2009, the Brazilian Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, our board of directors approved the adhesion of such debts to REFIS.

     We had provisioned the amount of credits already offset, increased by default charges up to September 30, 2009 (as of December 31, 2008, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$953 million). The new balance after the application of reductions set forth in the program of Law 11,941/09 was offset with court deposits related to referred operations, resulting in excess deposits amounting to US$297 million after application of REFIS reductions, which may be offset by other debts discussed in court by the taxpayer or converted into cash. Such debts are yet subject to ratification by the proper authorities, which we expect will take place in mid-2010. Debts registered pursuant to Provisional Measure 470/09 are being paid in 12 installments as of November 2009.

• Income tax and social contribution

     As disclosed in Note 6 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere herein, we account for the uncertainties in income tax and social contribution in accordance with FIN 48 beginning on January 1, 2007.

“Plano Verão”

     We claim recognition of the financial and tax effects on the calculation of income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”). In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to us the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is currently under accounting investigation.

     At December 31, 2009, we had US$195 million, as compared to US$144 million in 2008 as judicial deposit and a provision of US$12 million, as compared to US$9 million in 2008, which represents the portion not recognized by the courts.

Social Contribution on Income from Export Revenues

     We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment No. 33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from referred calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. At December 31, 2009, the amount of suspended liability and the offset credits based on the referred proceedings was US$712 million, as compared to US$495 million at December 31, 2008, already adjusted by the SELIC.

     The debts related to the offsetting of amounts paid as from 2001, as well as the debts related to the exclusion of export revenues from taxable basis were included in the REFIS. Such debts will be subject to ratification by the proper authorities, which we expect will take place in mid-2010. We still claim the exclusion of profits derived from exports from the calculation basis of the Social Contribution, according to the initial decision obtained by us.

• PIS/COFINS–Law No. 9,718/98

     PIS and COFINS are taxes assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS on revenues resulted from financial investments. Prior to 1998, the Brazilian Federal constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues from operational activities. We challenged the constitutionality of the assessment of PIS and COFINS from financial investments since, in order to expand the PIS and COFINS tax calculation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian Federal constitution did not allow such taxes to be assessed on revenues from financial investments. In February 1999, a lower court confirmed this position. We sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to a Brazilian court of appeals. On March 6, 2006, the relevant Brazilian court of appeals issued a decision unfavorable to us. On March 10, 2006, we appealed against such decision before both the Brazilian Superior Court of Justice and the Brazilian Supreme Court. Until the resolution of these appeals, our rights under the initial favorable decision were still in effect. The PIS/COFINS accrual represents our statutory obligation to pay PIS/COFINS taxes due. We have noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, one given company did not obtain a favorable decision and was required to pay the related tax obligation.

On May 31, 2007, a decision in our favor was made final and unappealable. Such decision was published in the Official Gazette of Justice, on June 16, 2007, when in view we reversed the provision existing on that date. The reversal of the provision increased our operating results of 2007 by US$179 million.

Other non-income tax contingencies

We are party to other judicial and administrative proceedings not described in the notes to our consolidated financial statements, involving a total of approximately US$2.6 billion as of December 31, 2009 (US$2.5 billion as of December 31, 2008), of which U$$1.8 billion is related to tax proceedings (US$1.9 billion as of December 31, 2008), US$0.2 billion to civil judicial processes (US$0.2 billion as of December 31, 2008) and US$0.6 billion to labor lawsuits (US$0.4 billion as of December 31, 2008). Most of these other proceedings are comprised of tax assessments received related to fines and penalties on credits used to offset legal and tax-related obligations that were previously considered as remote. Our external legal counsel deemed that the risk of loss arising from these lawsuits was only possible as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

     Other tax contingencies relate to a variety of disputes for which we have recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

Year 2008 Compared to Year 2007

Operating Revenues

     Our operating revenues increased by 31.9%, from US$6,978 million in 2007 to US$9,207 million in 2008, as a result of the following combined effects: (i) successive steel price hikes along the year in the Brazilian market, (ii) a better sales mix concentration, and (iii) a larger share of the mining segment as a percentage of our total revenues, which benefits from higher iron prices in the international market.

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

     With the recent reduction in freight charges, imported steel became more competitive than the local product at the end of the year. Transport costs, which had peaked at US$130 per ton by mid 2008, closed at just US$10 per ton on December 2008, favoring imports, especially from China.

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

Net Operating Revenues

     Net operating revenues increased by 30.3%, from US$5,517 million in 2007 to US$7,187 million in 2008, mainly due to the 31.9% increase in operating revenues, whereas sales deductions experienced an increase of 38.3%. Sales deductions, as a percentage of operating revenues, were 20.9% in 2007 and 21.9% in 2008.

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

     We obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the State of Minas Gerais.

     The coal and coke we consume are acquired from different international producers “See Item Raw Materials and Suppliers”. Given the worldwide economic growth over the last few years and increasing demand for various commodities, coal and coke producers significantly raised their prices up until mid 2008, which strongly impacted the steel industry.

     Our coal costs increased from US$422.0 million in 2007 to US$613.8 million in 2008, reaching 20.8% of our production cost, due to the increased prices.

     With respect to coke, we faced not only significant price increases, but also larger consumption, which impacted significantly our costs. Our coke costs raised from US$64.0 million in 2007 to US$232 million in 2008, accounting for 7.9% of our total production cost.

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

     Other raw materials include pellets and scrap purchase in the market and also limestone and dolomite that we extract from our own mines in the city of Arcos, in the State of Minas Gerais.

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

     On the other hand, our cost of products sold increased at a lower rate (16.2%) due to the following reasons:

     In connection with the steel segment (i) cost of products sold is mainly driven by raw material prices (which represent 50% of our total steel production cost); (ii) we are self sufficient in the production of iron ore, which is one of the main raw material for steelmaking - thus, our exposure to the increases in raw material prices realized in 2008 was mainly limited to coke and coal (which represented 29% of our production cost in 2008); and (iii) there was no significant oscillation in the other steel production costs for the year.

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

     On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid up by Big Jump Energy Participações S.A., or Big Jump, a company whose shareholders are Brazil Japan Iron Ore Corporation, or BJIOC, and Posco, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 60%. BJIOC is a company incorporated by a consortium formed by the Japanese companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries Ltd, Kobe Steel Ltd and Nisshin Steel Co Ltd, and the Korean company, Posco. Big Jump paid in cash for Namisa’s shares the amount of US$3,041 million.

     As a result of the acquisition, Big Jump holds 40% and CSN holds 60% of Namisa’s shares and also based on the shareholders’ agreement of Namisa, our management concluded that Namisa’s balance sheet should not be consolidated with CSN’s balance sheet as of December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale and dilution. After analyzing the transaction, we concluded that the purchaser consortium has effective and significant participation rights rather than protective rights through the right to participate in significant decisions related to Namisa’s ordinary course of business.

     Upon the sale of Namisa’s shares and dilution, CSN adopted income statement recognition as its accounting policy and, accordingly, recorded a net non-operating gain on 40%-dilution of its interest in the amount of US$1,667 million, as detailed below:

	Amount	Percentage	Gain (loss)
Namisa’s net equity before capital increase by Big Jump, represented by 287,303,436 shares	395	40%	(158)
Capital increase by Big Jump through issuance of 187,749,249 new shares (US$1.48 per share plus additional paid in capital of US$14.72 per share)	3,041	60%	1,825
Net non-taxable gain on dilution of interest in Namisa			1,667

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
  a US$21 million addition to valuation allowance since certain subsidiaries had tax losses carryforward in 2008 which are not expected to be recovered; and
  tax incentives and other permanent differences that represented a net tax benefit of US$97 million.

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

     Our taxable income in Brazil was impacted by the increase in sales. The total increase in taxable income generated in Brazil in 2008, as compared to 2007, totaled US$1,663 million. Expressed in reais, our taxable income increased by 28.4% in 2008, as compared to 2007. Our foreign taxable income decreased by US$883 million in 2008, as compared to 2007.

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

     Operating revenues for our mining segment, excluding intersegment sales1, amounted to US$1,211 million in 2008, as compared to US$267 million in 2007, an increase of US$944 million (or 353.6%). If we include intersegment sales, operating revenues for our mining segment would have amounted to US$1,382 million in 2008, as compared to US$267 million in 2007, an increase of US$1,115 million (or 417.6%).

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

     In terms of operating revenues, this increase in capacity enabled us to increase our export sales and, consequently, the total iron ore sales volumes, which resulted in an increase of US$523 million to our mining segment operating revenues from 2007 to 2008; and

     (ii) Increase in iron ore international prices in light of substantial demand from China. In 2008 iron ore export prices averaged US$67 per ton, 56% more than the US$43 per ton average in 2007. The impact of the increase in prices on our operating revenues resulted in an increase of US$421 million to our mining segment from 2007 to 2008.

     Cost and Operating Expenses for the mining segment increased from US$347 million in 2007 to US$562 million in 2008 due to the higher volume sold in 2008.

     In 2008 our gross profit for the mining segment amounted to US$928 million, with gross margin of 70%, and operating income amounted to US$767 million, with operating margin of 58%. As compared to 2007 our margins increased in light of increase in iron ore prices, greater volume sold and dilution of iron ore fixed production costs.

     In 2008 operating revenues, gross profit, and operating income for Namisa were US$434 million, US$263 million and US$168 million, respectively. Therefore, excluding Namisa our operating revenues, gross profit, and operating income arising from our mining activities in 2008 would have been US$948 million, US$665 million and US$599 million, respectively, which would still represent significant increases if compared to 2007 (which included Namisa).

     Namisa’s results for 2009 will be presented as equity in results of affiliates in our statement of income under our mining segment.

1 In 2008, intersegment sales from mining to steel segment amounted to US$171 million. Including intersegment sales, mining operating revenues totaled US$1,382 million as presented in our consolidated statements of income in Note 19.

5B. Liquidity and Capital Resources

Overview

     Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments. We expect to meet our cash needs for 2010 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

     Cash and cash equivalents as of December 31, 2007, 2008 and 2009 totaled US$1,213 million, US$3,542 million and US$3,981 million, respectively.

Cash Generated by Operating Activities

     We generated cash from our operations in the total amount of US$1,264 million, US$2,067 million and US$40 million in 2007, 2008 and 2009 respectively. The US$2.027 million decrease in cash flow from operating activities in 2009 as compared to 2008 was mainly due to:

(i)                   a decrease of US$1,373 million in the net income reported by us in 2009;

(ii)                 a decrease of US$639 million in adjustments to reconcile net income mainly driven by a US$1,687 million decrease in net foreign exchange gain, a US$339 million decrease in accrual for derivatives, and a gain in equity results in the amount of US$694 million due to Namisa’s results of operations, partially offset by the gain on dilution of our interest in Namisa of US$1,667 million recognized in 2008;

(iii)                a decrease of 1,213 in our operating liabilities primarily due to a decrease of US$1,064 million in trade accounts payable, US$416 million in interest paid, partially offset by an increase of US$330 million in taxes payable; and

(iv)               these decreases were partially offset by a decrease of US$1,198 million in our operating assets such as trade accounts receivable and inventories.

Cash Used in Investing Activities

     We used cash in our investing activities in the total amount of US$1,091 million, US$1,292 million and US$829 million in 2007, 2008 and 2009, respectively. The net decrease of US$463 million in 2009 as compared to 2008 was mainly due to net effects of equity swap margin of guarantee of US$404 million, offset by a increase of US$191 million in restricted deposits from legal proceedings, US$143 million related to acquisition of investment in Riversdale Mining Limited and US$256 million due to intercompany loans.

Cash Used in Financing Activities

Cash used in financing activities was US$122 million in 2007 and provided by was US$1,867 million and US$872 million in 2008, and 2009, respectively. The US$995 million decrease in cash provided by financing activities in 2009, as compared to 2008, was mainly due to a increase in long-term debt repayments of US$509 million, distribution of dividends and interest on shareholders’ equity of US$1,017 million in 2009, decrease of US$221 million when compared to US$1,238 million in 2008, and increase in US$590 million due to acquisition of our own shares to be held in treasury. Additionally, in 2008, financing activities were impacted by approximately US$3.0 billion received on December 30, 2008 as pre-payment for future sales of ROM and rendering of port services to Namisa.

Trade Accounts Receivable Turnover Ratio

     Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased to 36 on December 31, 2009 from 27 on December 31, 2008, reflecting the effects of the global economic and financial crisis.

Inventory Turnover Ratio

     Our inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold increased to 140 days in 2009, as compared to 117 days in 2008, primarily as a result of the lower demand for steel products worldwide in 2009.

Trade Accounts Payable Turnover Ratio

     The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, decreased to 61 on December 31, 2009 from 79 on December 31, 2008, reflecting the effects of world financial crisis in  2009.

Liquidity Management

     Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain relevant emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2009, cash and cash equivalent instruments totaled US$3,981 million.

     We were also taking advantage of the current liquidity conditions to extend the maturity profile of gross debt. These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2009, short-term and long-term indebtedness accounted for 5.8% and 94.2%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately ten years, considering 40 years-term for the perpetual bonds issued in July 2005.

Capital Expenditures and Investments

     In 2009, our capital expenditures were US$930 million used in acquisitions of equipment, of which US$214 million was used in the Casa de Pedra mine expansion, US$23 million in projects relating to the Itaguaí Port expansion and US$245 million in maintenance.

     In 2010, we plan to make capital expenditures of up to US$2,305 million, compared to US$930 million in 2009, of which US$502 million will be used in the Casa de Pedra mine expansion, US$352 million in projects relating to the Itaguaí Port expansion and US$178 million in running capex. We also plan to invest US$1,325 million in subsidiaries, of which US$808 million in Transnordestina S.A, US$284 million in CSN Long Steel, US$155 million in CSN Cement and US$78 million in other subsidiaries.

Total planned investments for the period between 2010 and 2016 amount to US$18.8 billion, of which: US$6.2 billion are planned for our mining business (Casa de Pedra capacity expansion to 50 mtpy; Namisa capacity expansion to 39 mtpy; TECAR capacity expansion to 84 mtpy); US$4.8 billion are planned for our steel business (increase in long steel capacity of 1.5 mtpy with 3 plants; expansion of flat steel of 1.5 mt; and other projects focused on improving our operational return, such as a coke battery revamp); US$1 billion are planned for our cement business (3 plants of 1 mt each, Arcos Integrated Plant of 0.6 mt and Volta Redonda Expansion to 2.4 mt); US$3.4 billion are planned for logistics (Transnordestina Extension and Berth 301 in TECON); and US$3.4 billion for our maintenance and programs to improve our performance.

     We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities.

Company Debt and Derivative Instruments

     At December 31, 2008 and 2009, total debt (composed of current portion of long-term debt, accrued finance charges, mark-to-market adjustments on derivative instruments, and long-term debt and debentures) aggregated US$5,525 million and US$8,034 million, respectively, equal to 167% and 192% of the stockholders’ equity at December 31, 2008 and 2009, respectively. At December 31, 2009, our short-term debt (composed of current portion of long-term debt, mark-to-market adjustments on derivative instruments, and including accrued finance charges) totaled US$715 million and our long-term debt (composed of long-term debt and debentures) totaled US$7,319 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

     At December 31, 2009, approximately 41% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures, swaps, and FRA-Forward Rate Agreement. For a description of our derivative instruments, see Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements.” Also see “Non-operating Expenses (Income), Net under “Item 5A. Operating Results—Results of Operations—Year 2009 Compared to Year 2008—Non-operating Expenses (Income), Net” and “Item 5A. Operating Results—Results of Operations—Year 2008 Compared to Year 2007—Non-operating Expenses (Income), Net.”

     The major components of US$452 million of our consolidated current portion of long-term debt outstanding at December 31, 2009 were:

  US$94 million of trade-related transactions;
  US$124 million of advances on export contracts;
  US$127 million of BNDES-Finame;
  US$101 million of pre export financing; and
  US$6 million of other financings.

     The major components of US$7,319 million of our consolidated long-term debt outstanding at December 31, 2009 were (amounts are reflected in long-term debt):

  US$345 million in a local debenture;
  US$1,046 million of export pre-payments and trade-related transactions;
  US$1,700 million of Euronotes;
  US$819 million of BNDES-Finame;
  US$750 million in perpetual bonds;
  US$1,432 million of pre export financing; and
  US$1,227 million of other financings.

The local debenture is a real-denominated debt instrument, issued in February 2006, of R$600 million six-year debentures bearing interest at a rate of 103.6% of the CDI rate per annum.

     Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by the parent company and its offshore subsidiaries, including the issuance in 2005 of US$750 million, 9.5% per annum coupon perpetual notes. They also include (i) the US$300 million bonds, 10% per annum coupon, and the US$300 million notes, 8.25% per annum coupon, issued in 1997 with final maturity in 2047; (ii) the US$550 million notes, 9.75% per annum coupon, issued in December 2003 and January 2004 with final maturity in 2013; (iii) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015, and (iv) the US$750 million notes, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

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

     Our export receivables securitization program launched in June 2003 currently includes three series of senior secured notes outstanding, issued in July 2003, June 2004 and July 2005. On July 2, 2009, we notified the creditors of the July 2003 tranche notes on our irrevocable intention of performing the early redemption of such notes, settlement of which occurred on August 5, 2009 at the principal amount of US$35.5 million.  Also on July 2, 2009 we began a consent solicitation process with creditors related to the June 2004 and July 2005 tranche notes in order to obtain their consent or waiver in relation to the following matters: (i) inclusion of iron ore receivables in the program; (ii) adoption of flexible dates for the performance of early redemption of notes; (iii) change in a few export coverage ratios provided for in the program; and (iv) waive certain accumulation events occurred in the 21st and 23rd quarters of the program, for possible characterization purposes of an early amortization event. On August 5, 2009, the trustee for the program confirmed to have received the creditors’ consents for both tranches in sufficient amount to approve all these matters.

We issued export credit notes, or NCEs: (i) on April 11, 2008, in the amount of R$100 million in favor of Banco do Brasil S.A., due 2013; (ii) on September 30, 2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2014; and (iii) on September 30, 2009, in the amount of R$300 million, in favor of Banco Nossa Caixa S.A., due 2014.

On August 18, 2009 we contracted a credit facility from Caixa Econômica Federal, or CEF, under its special credit for large companies, in the form of a bank credit bill, or CCB, in the amount of R$2.0 billion and to be amortized in 36 months.

On February 9, 2010 we contracted an additional credit facility from CEF under its special credit for large companies, in the form of a CCB, in the amount of R$1.0 billion and to be amortized in 36 month.

On May 21, 2010, our subsidiary Congonhas Minérios S.A. issued an NCE in the amount of R$2.0 billion in favor of Banco do Brasil S.A.  The NCE will be amortized over eight years and is guaranteed by us.

Maturity Profile

     The following table sets forth the maturity profile of our long-term debt at December 31, 2009:

Maturity in	Principal Amount
(In millions of US$)
2011	1,112
2012	2,104
2013	1,250
2014	601
2015 and thereafter	1,502
Perpetual securities	750

Total	7,319

5C. Research and Development, Patents and Licenses, etc.

     Our research and development center works closely with our customers. One of the features of this unit is the integrated technical assistance services, where CSN customers receive from our engineers guidance and recommendations to help them make better use of our steel products. This unit works closely with the sales sector, focusing on product development that will meet our customers’ needs.

     Another feature are the workshops focusing on product development, applications, simultaneous engineering for cost reduction and parameters adjustment on CSN steel products and customers’ final products on automotive, home appliances, steel packaging and civil construction segments.

     Our investment in research and development projects and activities in 2009 totaled US$22.8 million. New products recently developed under our research and development program include: (i) dual phase steels to reduce overall weight of automobiles; (ii) extra deep draw quality (EDDQ) steel for inner and exposal parts of automobiles; (iii) bake hardening ultra low carbon steel for exposal parts of automobiles; (iv) extra tin cold rolled steel “CSN Extra Fino ®” for home appliance and furniture applications, (v) electrical steel as cold-rolled used for energy saving in refrigerator compressors and electric motors; (vi) special steel grades for thickness reduction on tin plate products for two-piece cans; (vii) special tin plate steel for expanded three-piece cans; (viii) innovation on the three pieces cans and  launching new design and shape in the market; (ix) pre-painted steel for automotive fuel thanks replacing plastic in Brazilian automobile market; (x) pre-painted steel for home appliances refrigerator cabinets; (xi) high-strength low-alloy hot-rolled steels used for automobile parts; and (xii) galvalume used for civil construction.

5D. Trend Information

     Overview

     For 2010 and the following years, the combination of gradual global economic recovery and the positive outlook of domestic consumption in Brazil provide a favorable scenario for our business.

     We expect that investments will benefit from this favorable economic scenario, rewarding our decision to continue to implement our investment projects during the global economic and financial crisis in 2008 and 2009.

     In addition to organic growth projects, we routinely review potential acquisition opportunities and strategic alliances in all segments in which we operate in Brazil and abroad, in order to accelerate our expansion and value generation.

     We have consistently presented sound financial results, and comfortable indebtedness level. Our comfortable current cash situation provides support for organic growth portfolio, finances possible acquisitions and at the same time maintains a special policy of dividends distribution for our shareholders, being in a competitive and favorable position in relation to other groups of the sector.

Steel

     Despite the slight recovery of global steel production and a more positive outlook for Brazil, idle capacity is still above historical average levels and the worldwide high values of capex demands compatible incentive prices in order to render new projects feasible.

     According to the IABr, domestic steel product consumption is expected to increase by 23.3% in 2010 to 22.9 million tons, while exports are expected to increase by 23.4% to 11 million tons, alongside a 25.1% increase in production to 33.2 million tons. Due to the continuous rising urbanization in developing countries and also world population growth, steel consumption is forecast to continue to increase beyond 2014 and therefore raw materials will be needed to support the production growth.

     In this context, we are assessing alternatives and growing arrangements for our flat steel industrial facilities, with a view towards potential growth of our steel production, that currently operates at a 5.1 mtpy pace of rolling steel.

     We increased our interest in the automotive market and have projects under implementation that will allow growth in segments of higher added value, to optimize results per produced ton.

     Also in the flat steel market, in 2010 and 2011, we will diversify our supply of greater added value products. Including the service center expansion directed at the automotive segment and the expansion of the pre painted line for home appliance and civil construction.

     Continuing with the goal of diversifying and investing in the growth expectation of the civil construction in the domestic market, our 500 Kta capacity plant of long steel, including iron bar and wire rods in our portfolio, is under advanced stage of construction works, estimated to enter into operation by the first quarter of 2011. In the long steel segment, we are considering the implementation of two new plants in Brazil, of 500 kta capacity each, in addition to a cold rolled unit in order to offer a more complete product portfolio to the market.

Iron Ore

     We expect for 2010 and upcoming years a growth in consumption and further increase of exports to China, which overcame local production for the first time in 2009.

     The global outlook projects a substantial price increase for 2010. The current difference between “spot” market prices and benchmark is of approximately 90%. Low inventories in China, together with supply close to demand , with a slight tendency to shortage, support this trend.

     In 2010, we expect to achieve an important landmark in our expansion in mining and will gain a pace of production of 40 million tons per year at our Casa de Pedra unit. For the following years, expansion projects, already with high percentages of hiring, will raise production level to 50 million tons per year.

     In addition, Namisa continues with its expansion leading to an expected sales level of 39 million tons per year, relying on projects of concentration and pelletizing in advanced stage of development.

     To ensure the production outflow, we expect the Itaguaí Port will reach an 84 mtpy shipment capacity, achieving 45 million tons per year still in 2010.

     This combined increase of production and shipment benefits from a favorable window of opportunity to the overseas iron ore market.

     At the same time, we continue our studies for the segregation of assets related to the iron ore business and correlated logistics, through the transfer to a new subsidiary, in order to capture the full value of the mining business. Based on the studies’ results and on market conditions, we may be able to carry out a public offering in Brazil of shares or the combination of these businesses with third parties.

     Considering the changes in the sales model and the iron ore pricing in the overseas market, we have been developing studies in the shipping area, in order to adjust in a competitive way to this new reality.

In addition to these projects, which are already being implemented, we are analyzing further expansions, such as Casa de Pedra reaching 70 mtpy and TECAR to reach 130 mtpy, other brownfield and greenfield opportunities and acquisitions options.

Cement

Total cement sales in Brazil in 2009 totaled 51.3 million tons, a decrease of 0.8% as compared to 2008, despite an increase in domestic sales of 0.1%. The Brazilian Cement Manufacturers’ Association, or SNIC, is projecting a growth of approximately 6% for 2010.

     After successfully finishing the enhancement of the new plant, we estimate that in 2010 the unit operates at a 1.0 million tons per year capacity.

     Our product and brand have had excellent acceptance, overcoming initial estimates. With the conclusion of the clinker production project and the gradual increase in the use of own slag we expect to be able to significantly reduce our costs. Distribution centers and logistics optimization projects, currently under studies, should also contribute to the increase of our cement business.

     We are considering alternatives for organic growth in order to take advantage of our crushing capacity (2.8 million tons per year) through the increase of clinker production. Our goal is to produce approximately 4.0 million tons per year in Brazil as of 2013, to capture the strong growth expected in the market due to the World Cup and the Olympic Games, in addition to the strong pace of construction of new housing and commercial units, as well as infrastructure projects. See “Item 4. Information on the Company —A. History and Development of the Company—Planned Investments.”

5E. Off-Balance Sheet Arrangements

     In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments related to the activities of TECON. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2009

	Aggregate Amount	Maturity
	(In millions of US$)
Guarantees of Debt:
Transnordestina	173	2009-2020

Contingent Liability for Concession Payments(1) :
Sepetiba Tecon	174	2025
Transnordestina	56	2027
Solid Bulks Terminal - TECAR	13	2022
Total	243
”Take-or-Pay” Contractual Obligations
MRS Logística S.A.	843	2016
White Martins Gases Industriais Ltda.	385	2016
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio	444	2012
Ferrovia Centro Atlântica – FCA	152	2013
Vale S/A	350	2014
Companhia Paranaense de Gás - COMPAGÁS	102	2024
Companhia Paranaense de Energia - COPEL	55	2021
Total	2,331

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	2,747

(1)       Other consortia members are also jointly and severally liable for these payments.

Guarantees

     We guarantee the loans BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by November 2020, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2009 was US$173 million.

Concessions

Sepetiba Tecon

     We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port. As of December 31, 2009, US$174 million (R$303 million) of the cost of the concession was outstanding and payable over the next 18 years of the lease. For more information see “Item 4. Information on the Company —A. History and Development of the Company—Planned Investments—Itaguaí CSN Logistics Platform Project.”

Transnordestina

     As of December 31, 2009, we held 84.34% of the capital stock of Transnordestina S.A., which has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system. The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2009, US$56 million was outstanding over the remaining 17-year term of the concession.

Solid Bulks Terminal

     We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and CFM by the southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually. Among the approved investments that we announced is the development and expansion of the solid bulks terminal at the Itaguaí Port to also handle up to 84 million tons of iron ore per year.

Contractual Obligations

Namisa

Port Services

On December 30, 2008, we received approximately US$2.2 billion as prepayment under an agreement with Namisa with a term of 34 years. Under this agreement, we are required to render port services to Namisa, which consists of transporting from 17.1 million tons to 39.0 million tons of iron ore annually. The price of these port services is annually reviewed and prospectively adjusted considering the changes in price of iron ore. The contract is set to expire in 2042.

High Silica ROM

On December 30, 2008, we received approximately US$665 million as prepayment for a take-or-pay agreement with Namisa with a term of 30 years. Under this agreement, we are required to provide high silica crude iron ore ROM to Namisa in a volume that ranges from 42.0 million tons to 54.0 million tons per year. Depending on the market price for high silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire in 2038.

Low Silica ROM

On December 30, 2008, we received approximately US$177 million as prepayment for a take-or-pay agreement with Namisa with a term of 35 years. Under this agreement, we are required to provide low silica crude iron ore ROM to Namisa in a volume that ranges from 5.0 million tons to 2.8 million tons per year. Depending on the market price for low silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire in 2043.

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

Transportation of Steel Product

     It accepts a reduction of up to 20% of volume for the quarter forecast, with a guarantee of payment of at least 80% of the volume agreed with “the accounts meeting.” We have established quarterly flexibility to renegotiate the Take or Pay if the volume is not reached. Our supplier is required to commit at least 90% of the monthly volume agreed in the agreement. The agreement expired on December 27, 2009.

     For all the three contracts we have flexibility to renegotiate the Take or Pay if the volume is not reached. As we are a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assure competitive prices.

Cement Transportation  - CSN CIMENTOS

     We and MRS are negotiating new values for this contract.

White Martins Gases Industriais Ltda.

     To secure gas supply (oxygen, nitrogen and argon), in 1994 we signed a 22-year “take-or-pay” agreement with White Martins Gases Industriais, by which we are committed to acquire at least 90% of the gas volume guaranteed in the agreement with White Martins’ plant. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations.

Companhia Estadual de Gás do Rio de Janeiro

     To secure natural gas supply, in 2007 we have signed a five-year “take-or-pay” agreement with CEG Rio, by which we are committed to acquire at least 70% of the gas volume guaranteed in the agreement with CEG Rio. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if CEG Rio is unable to meet its financial obligations. In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

Ferrovia Centro Atlântica - FCA

     This agreement covers transportation of reduction products from the city of Arcos to the city of Volta Redonda. Volume set for reduction products is 1,900,000 tons per year, which may vary up or down by 5%. The agreement will expire on August 31, 2013.

Vale S.A.

     To secure pellets supply, in 2009 we signed a 5-year “take-or-pay” agreement with Vale, by which we are committed to acquire at least 90% of the pellets volume guaranteed in an agreement with Vale. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if Vale is unable to meet its financial obligations.

Companhia Paranaense de Gás - COMPAGÁS

     We  and Companhia Paranaense de Gás entered into a 20-year contract to secure natural gas supply. According to the “take or pay” clause, we are committed to acquire at least 80% of the annual natural gas volume contracted from Companhia Paranaense de Gás.

Companhia Paranaense de Energia – COPEL

     To secure energy supply, we entered into a 20-year agreement with Companhia Paranaense de Energia. According to the “take or pay” clause, we are committed to acquire at least 80% of the annual energy volume contracted from Companhia Paranaense de Energia.

5F. Tabular Disclosure of Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2009:

	Payment due by period
	(In millions of US$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

Long-term accrued finance
charges(1)	2,389	608	963	387	431
Taxes payable in installments	475	315	160	-	-
Long-term debt	4,732	1,296	1,304	913	1,219
“Take-or-Pay” contracts	2,330	501	1,260	493	76
Concession agreements(5)	243	15	30	30	168
Unrecognized tax benefits(6)	724	-	-	-	-

Purchase obligations:
Raw materials(2)	1,097	748	349	0	0
Maintenance(3)	185	101	69	15	0
Utilities/Fuel(4)	2,377	474	942	417	544
Total	3,659	1,323	1,360	432	544

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

(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.
(5)	Refers to TECON, TECAR and Transnordestina’s concessions agreements since MRS is not consolidated for U.S. GAAP purposes.
(6)

Due to the uncertainties of the expected timing of cash payments, if any, associated with the unrecognized tax benefits, its total amount of US$724 million has been excluded from the tabular disclosure table above.

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

     Our Board of Directors is responsible for the formulation of business plans and policies and our Board of Executive Officers is responsible for the implementation of specific operating decisions. As of the date of this annual report, our Board of Directors was comprised of one Chairman, one Vice Chairman and five members, and our Board of Executive Officers was comprised of our Chief Executive Officer, our Chief Financial Officer and three Executive Officers.

     Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected to our Board on	Last Elected to our Board on

Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 30, 2010
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 30, 2010

Fernando Perrone	Member	September 26, 2002	April 30, 2010
Dionísio Dias Carneiro Netto	Member	April 30, 2002	April 30, 2010
Antonio Francisco dos Santos	Member	December 23, 1997	April 30, 2010
Yoshiaki Nakano	Member	April 29, 2004	April 30, 2010
Gilberto Sayão da Silva	Member	April 30, 2009	April 30, 2010

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 06, 2009
Paulo Penido Pinto Marques	Chief Financial Officer	May 7, 2009	May 12, 2009
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 06, 2009
Alberto Monteiro de Queiroz Netto	Executive Officer	September 1, 2009	September 1, 2009
José Taragano	Executive Officer	December 15, 2009	December 15, 2009

     The next election for our Board of Directors is expected to take place on April 30, 2011, and we are unable to anticipate when the next election for our Board of Executive Officers is expected to take place.

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

Board of Executive Officers

     In addition to Mr. Steinbruch, the following persons were members of our Board of Executive Officers as of the date of this annual report:

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

     Alberto Monteiro de Queiroz Netto, Mr. Queiroz was born on November 30, 1967 and was elected Executive Officer of the Treasury on September 01, 2009. He was a career employee of the Bank of Brazil for twenty-five years, was chief financial conglomerate Bank of Brazil, President of BB DTVM - Asset Management, where he worked for nine years, and also at the same time, vice president of the National Association Investment Bank’s (ANBID) and Chairman of Best Practices for Marketing Industry Investment Funds. He was Director of the Board of BB Securities in London, and the Bank of Brazil Broker Dealer in New York.

     José Taragano, Mr. Taragano was born on August 09, 1954 and was elected Executive Officer of Projects on December 15, 2009. He was employed by Brenco as COO - Executive VP of Operations, Executive Director of Klabin SA, worked for 24 years at Alcoa, a large and diverse operations in the General Direction of the business of Aluminium, Alumina and Chemicals, and various locations in Engineering, Production, Quality and Customer Satisfaction, EHS, HR, Logistics & Purchasing and Start-Ups large in Brazil and abroad.

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

6B. Compensation

     For the year ended December 31, 2009, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was US$11 million (R$22 million), which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

We are the principal sponsor of CBS, our employee pension plan. CBS had an excess of plan assets over pension benefit obligations of US$245 million in 2009. The fair value of the resources of CBS, totaled US$1,245 million as of December 31, 2009, and projected benefit obligations were US$1,000 million. See “Item 3D-Risk Factors. We are exposed to valuation of our shares as result of certain equity swap agreements and our pension plan assets” and Note 15 to our consolidated financial statements contained in “Item 18. Financial Statements.”

6C. Board Practices

Fiscal Committee and Audit Committee

     Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to review management’s activities and the financial statements, and report its findings to the shareholders. Our shareholders did not request the installation of a Fiscal Committee at the Annual Shareholders’ Meeting held on April 30, 2010.

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

     The Audit Committee is currently composed of Mr. Perrone, Mr. Carneiro Netto and Mr. Nakano and is constantly assisted by an outside consultant.

     For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

     We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D. Employees

     As of December 31, 2007, 2008 and 2009, we had 14.274, 15.104 and 16.492 employees, respectively. As of December 31, 2009, approximately 2.475 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union. We believe we have a good relationship with CUT. We have collective bargaining agreements, renewable annually every May 1. Moreover, we have members affiliated to other unions, such as the Engineer Union with 55 members, the Accountant Union with 7 members and the Workers Unions from Arcos, Casa de Pedra and Araucária, with a total of 352 members. On the others company’s controlled by CSN, as Prada, Ersa and Metalic, we have a total of 1.046 members.

     In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

6E. Share Ownership

     The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Siderurgia, our controlling shareholder.

     All our Executive Officers and members of our Board of Directors held an aggregate of 0.0001% of our outstanding common shares as of March 31, 2010.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On March 31, 2010 our capital stock was composed of 1,510,359,220 common shares, including 52,389,112 common shares held in treasury. On March 25, 2010 a two-for-one stock split that took place, whereby each common share of our capital stock as of that date became represented by two common shares.

     The following table sets forth, as of March 31, 2010, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares(2)

Vicunha Siderurgia S.A.(1)	697,719,990	47.86%

(1)	Owned indirectly by the Steinbruch family, which includes Mr Benjamin Steinbruch, Chairman of our Board of Directors, and other members of his family.
(2)	It does not include common shares held in treasury.

7B. Related Party Transactions

     From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Item 4. Information on the Company —A. History and Development of the Company—Acquisitions and Dispositions,” “Item 4B. Business Overview,” “Item 4. Information on the Company —A. History and Development of the Company —Planned Investments,” “Item 6A. Directors and Senior Management” and “Item 7A. Major Shareholders” and Note 20 to the consolidated financial statements included in “Item 18. Financial Statements.”

     During 2008, we, through one of our subsidiaries, exported US$36 million of steel products to our subsidiary Lusosider, in Portugal. These export transactions were made using a third party, and have been eliminated in our consolidated financial statements.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

     We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with SFAS No. 5. Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian federal or state governments. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable judgment is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court orders that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial judgment on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

     We classify an accrual as short-term when it expects the liability to be settled in 360 days or less. As of December 31, 2009, US$109 million had been classified as short-term accrual for contingencies (US$69 million as of December 31, 2008). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and is being enforced. Given the complexity of the Brazilian legal system, we are unable to anticipate when final judgments will be rendered on most of the claims. Consequently, these claims are classified as long-term liabilities.

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

     We are party to a number of legal proceedings arising from our ordinary course of business, including tax, civil and labor claims. As of December 31, 2009, we recorded aggregate long-term provisions of US$941 million relating to these claims, for which we had deposited US$807 million in judicial escrow accounts. See Note 17 to our consolidated financial statements contained in “Item 18. Financial Statements” in this annual report.

Labor Contingencies

As of December 31, 2009, total accrual relating to probable losses for these contingencies was US$88 million (US$50 million in 2008). Our legal counselors periodically review accruals based on their judgment, as well as the recent track records of these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, differences of 40% fine on the FGTS deposits due to inflation purge, additional payments for unhealthy and hazardous activities, overtime and profit sharing differences from 1997 to 1999 and from 2001 to 2003. The lawsuits related to the alleged joint liability between us and our independent contractors represent a significant portion of the total labor suits against us, and refer to non-payment of labor charges by our independent contractors to their employees, for which we may be found jointly liable.

Civil Contingencies

     These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. In 2009, our legal counsel revised estimated losses based on their own judgment and recent precedents for these disputes. As of December 31,2009, the amount of the relating to probable losses for these contingencies was .  US$26 million (US$20 million as of December 31, 2008).

Other Tax Contingencies

     In addition to the tax contingencies described in “Item 5A. Operating Results—Results of Operations—2009 Compared to 2008—Disputed Taxes Payable,” we are party to other judicial and administrative proceedings not described in the notes to our consolidated financial statements, involving a total of approximately US$2.6 billion as of December 31, 2009 (US$2.5 billion as of December 31, 2008). Our external legal counsel deemed that the risk of loss arising from these lawsuits are possible, as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

     Other tax contingencies relate to a variety of disputes for which we have recorded provisions for probable losses. No single group of similar claims constitutes more than 5% of total contingencies.

Legal Disputes with Vale

     Until 2001, we held an ownership interest in Vale, Latin America’s largest mining company and the largest producer and exporter of iron ore in the world, through Valepar. Pursuant to an agreement entered into on December 31, 2000, we sold our ownership interest in Valepar to certain companies and pension funds, including Bradespar S.A. and Litel Participações S.A. In connection with the sale of our then controlling stake at Valepar to Bradespar S.A. and Litel Participações S.A., and the subsequent sale of Valia’s (Vale’s pension fund) 10.3% ownership interest in our company in 2003, Vale obtained a 30-year right of first refusal to match all the conditions, including price, quality and tenor, obtained by us in contracts with third parties to purchase iron ore produced at Casa de Pedra in excess of our and our affiliates’ needs.

     In view of certain acquisitions made by Vale in 1995, CADE issued a decision in August 2005 pursuant to which Vale would have to choose between its ownership interest in Ferteco Mineração S.A., or Ferteco, or its rights of first refusal mentioned above. Such decision was challenged by Vale before the Brazilian courts. We filed with CADE a statement of compliance with the administrative order that requires the parties to refrain from exercising the rights of first refusal of Vale related to Casa de Pedra mine. This statement of compliance was publicly announced through a notice to the market (fato relevante) on January 17, 2008.

     Several disputes between us and Vale arose from the transactions described in the two preceding paragraphs, including those (i) related to alleged indemnification or compensation rights arising from the exclusion of the “preference rights” relative to the acquisition of surplus iron ore produced by the Casa de Pedra mine, as well as to the Casa de Pedra mine itself, (ii) arising from obligations envisaged in the agreements related to the elimination of crossed shareholdings between Vale and CSN, occurred in December 2000; and (iii) related to other pending matters in regard to these issues.

     On April 27, 2009, we and Vale entered into a settlement agreement for the purpose of terminating all these pending lawsuits between the two companies. The settlement agreement, which has already been ratified by our and Vale’s shareholders, also encompassed the revision and/or the termination of certain terms and conditions included in certain commercial contracts entered into between us and Vale.

Dividend Policy

General

     Subject to certain exceptions set forth in Brazilian Corporate Law, our bylaws require that we pay a yearly minimum dividend equal to 25% of adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of our Board of Directors and approval by the vote of our shareholders. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by our Board of Directors. Until December 2000, it had been our policy to pay dividends on our outstanding common shares not less than the amount of our required distributions for any particular fiscal year, subject to any determination by our Board of Directors that such distributions would be inadvisable in view of our financial condition. In December 2000, our Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments; and (iv) the maintenance of our good financial status.

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

     Soon after the announcement of the payment of such dividends in the amount of US$667.6 million, a court order was issued by a trial state tax court in the State of Rio de Janeiro in connection with tax claims related to IPI premium credits on exports that we have recorded, in order to block US$354.2 million of our funds, which were later converted into a court deposit. For this reason, we paid our shareholders on April 2, 2009 the amount of funds that had not been blocked of US$313.4 million. Nevertheless, aiming at the preservation of our shareholders’ rights, we paid on June 26, 2009, the remaining dividends of US$354.2 million. Following our adhesion to the REFIS the US$313.4 million which had been blocked were used to settle our tax liabilities under the special settlement and installment payment system under REFIS.

     The US$130.4 million as interest on shareholders’ equity were paid on May 11, 2009.

     At our Annual Shareholders’ Meeting of April 30, 2010, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2009, in the total amount of US$1,050.7 million (US$866.8 million as dividends and US$183.9 million as interest on shareholders’ equity).

     The distribution of the US$183.9 million as interest on shareholders’ equity had already been approved by our Board of Directors, on December 17, 2009, and was paid in two installments. The first payment of US$143.5 million was on December 29, 2009 and the second one of US$40.4 million was on April 30, 2010.

     The dividends of US$866.8 million are expected to be paid on June 25, 2010.

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

In accordance with Brazilian Corporate Law, an amount equal to our net profits as further (i) reduced by amounts allocated to the legal reserve; (ii) reduced by amounts allocated to the contingency reserve; and (iii) increased by reversion of the contingency reserves constituted in prior years, will be available for distribution to shareholders, or the Distributable Amount, in any particular year.

     Legal Reserve. Under Brazilian Corporate Law, we are required to maintain a “legal reserve” to which web must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Any net losses may be offset with the amounts allocated to the legal reserve. The amounts allocated to such reserve must be approved by our shareholders in the Annual Shareholders’ Meeting, and may be used to increase our capital stock or to offset losses and, therefore, they are not available for the payment of dividends.

Discretionary (or Statutory) Reserves. Under Brazilian Corporate Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified.  These reserves may not be allocated for if such reserve affects the payment of the Mandatory Dividend (as defined bellow).  Our by-laws currently do not provide for this reserve.

Contingency Reserve. Under Brazilian Corporate Law, a percentage of our “net profits” may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reserved in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be written off in the event that the anticipated loss occurs.

Tax Incentive Reserve. Our shareholders in a shareholders’ meeting may, as proposed by management, allocate to the tax incentive reserve part of our “net profits” resulting from donations or governmental grants for investments, which may be excluded from the taxable basis of a Mandatory Dividend (as defined bellow). Our by-laws currently do not provide for such reserve.

Unrealized Income Reserve. Under Brazilian Corporate Law, the amount by which the distributable amount exceeds realized net income in a given fiscal year may be allocated to unrealized profits reserves. Brazilian Corporate Law defines realized “net profits” for the period as the amount by which our “net profits” exceeds the sum of (i) positive equity results and (ii) the profits, gains or returns that will be received by us after the end of the subsequent fiscal year. “Net profits” allocated to the unrealized profits reserves must be added to the next mandatory dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods.

Retained Earnings Reserve. Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net income that is provided for in a previously approved capital expenditure budget. No allocation of net income may be made to the retained earnings reserve in case such allocation affects the payment of a mandatory dividend.

The balance of our profit reserves, except those for contingencies, tax incentives and unrealized profits, shall not be greater than our capital stock.  If such reserves reach this limit, the manner in which such surplus is used will be decided at a shareholders’ meeting.

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

Capital Reserve. Under Brazilian Corporate Law, the capital reserve consists of premium from the issuance of shares, goodwill reserves from mergers, sales of founders' shares, sales of warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining Mandatory Dividends (as defined bellow). Our capital stock is not currently represented by founders' shares. In addition, the remaining balance in the capital reserve may only be used to increase our capital stock, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares.

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

Payment of Dividends

     We are required to hold Annual Shareholders’ Meetings within the first four months after the end of our fiscal year at which an annual dividend may be declared. Additionally, our Board of Directors may declare interim dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest on shareholders’ equity as described under “Additional Payments on Shareholders’ Equity” below) in respect of its shares, after which we will no longer be liable for the dividend payments.

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

     The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the fourth quarter of 2009 was 6%.

     Interest on shareholders’ equity is deductible to the extent it does not exceed 50% of either of the following amounts: (i) net income, as determined for accounting purposes, for the current period of interest payment before the provision for income tax and the deduction of the amount of interest; or (ii) accumulated earnings from prior years.

8B. Significant Changes

     None

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

     On March 25, 2010, our shareholders approved a two-for-one split of our common shares. As a result of this stock split, each common share of our capital stock as of March 25, 2010 became represented by two common shares after the split. The same ratio of one common share for each ADS was maintained. See “Item 10.B. Memorandum and Articles of Association.”

     The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the BM&FBOVESPA (per common share) and the ADSs on the NYSE for the periods indicated.

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

	High	Low	(In thousands)	High	Low	(In thousands)

2005:
Year end	4.49	2.45	5,771	4.47	2.47	5,095
2006:
Year end	6.27	3.46	4,216	6.29	3.49	5,605
2007:
Year end	15.00	4.58	5,330	15.35	4.58	6,980
2008:
First quarter	20.93	11.88	5,171	20.99	12.16	8,521
Second quarter	26.21	17.76	4,617	26.23	17.75	6,895
Third quarter	21.87	8.24	6,323	21.78	9.21	11,038
Fourth quarter	10.51	4.07	6,887	10.41	3.93	10,390
Year end	26.21	4.07	5,761	26.23	3.93	9,219
2009:
First quarter	9.27	6.03	5,967	9.30	5.92	9,217
Second quarter	13.29	7.31	5,039	13.25	7.27	7,088
Third quarter	15.45	9.83	4,573	15.53	9.73	6,226
Fourth quarter	19.20	14.57	4,145	19.07	14.47	6,417
Year end	19.20	6.03	4,930	19.07	5.92	7,214
2010:
First quarter	20.03	14.25	4,739	20.00	14.46	6,578
Month Ended:
November 30, 2009	17.76	16.66	3,997	18.12	16.65	6,534
December 31, 2009	17.67	15.07	4,603	18.08	15.57	6,017
January 31, 2010	16.91	14.25	4,556	17.15	14.52	6,425
February 29, 2010	16.33	14.48	5,426	16.48	14.46	6,615
March 31, 2010	20.03	16.69	5,082	20.00	16.75	6,670
April 30, 2010	20.81	18.34	3,508	20.76	18.42	4,779

Source: Economática.
(1)

Prices and volumes of our common shares and ADSs have been adjusted to reflect the two-for-one stock split occurred in March 2010 whereby each common share of our capital stock on March 25, 2010 became represented by two common shares. See “Item 10.B. Memorandum and Articles of Association.”

(2)

U.S. dollar amounts have been translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

     As of May 26, 2010, the closing sale price (i) per common share on the BM&FBOVESPA was US$14.11 and (ii) per ADS on the NYSE was US$14.31. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

     As of March 31, 2010, approximately 343.9 million, or approximately 23.6%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 440 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 129.5 million common shares, representing 8.8% of our outstanding common shares.

9B. Plan of Distribution

     Not applicable.

9C. Markets

     The principal trading market for our common shares is the BM&FBOVESPA. Our ADSs trade on the NYSE under the symbol “SID.”

Trading on the BM&FBOVESPA

     In 2000, the BM&FBOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities in Brazil are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC, a subsidiary of the BM&FBOVESPA.

     The BM&FBOVESPA was a nonprofit entity owned by its member brokerage firms until August 2007. Since then, Bovespa Holding S.A. became a public company with shares negotiated on the BM&FBOVESPA. Trading on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m., São Paulo time, during daylight savings time in Brazil, for all securities traded on all markets. This system is a computerized system that links electronically with the seven smaller regional exchanges. The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., or from 6:45 p.m. to 7:30 p.m., São Paulo time, during daylight savings time in Brazil, on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour or for a period to be determined by BM&FBOVESPA whenever the BM&FBOVESPA’s index, or Ibovespa index, falls below the limits of 10%, 15% or 20%, respectively, in relation to the index registered in the previous trading session.

     The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2009, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.3 trillion (or US$1.3 trillion). In contrast, as of December 2009, the aggregate market capitalization of the NYSE was US$12.9 trillion. The average daily trading volume of the BM&FBOVESPA and NYSE for December 2009 was approximately R$6.7 billion (or US$3.8 billion) and US$55.8 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

     As of December 31, 2009, we accounted for approximately 1.75% of the market capitalization of all listed companies on the BM&FBOVESPA.

     The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2005	33,629	23,610	33,456
2006	44,674	32,057	44,473
2007	65,790	41,179	63,886
2008	73,516	29,435	37,550
2009	69,349	36,234	68,588
2010 (through March 31)	70,729	62,762	70,371

     The IBOVESPA index closed at 69,386 on March 31, 2010. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

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

     Trading in securities on the BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement. The company should also suspend its trading on international stock exchanges where its securities are traded. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by the CVM or the BM&FBOVESPA.

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

Disclosure Requirements

     According to Law No 6,385, a publicly held company must submit to the CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

     Pursuant to the CVM Resolution No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

     Such requirements include provisions that:

•         establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the shareholders at a shareholders’ meeting and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•         specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

  •         oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

  •         require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

  •         require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

  •         establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and

  •         forbid trading on the basis of material non-public information;

  Pursuant to the CVM Rule No. 480 of December 7, 2009, the CVM expand the quantity and improve the quality of information reported by issuers in Brazil. This Rule represents a significant step forward in providing the market with greater transparency over securities issuers. For that purpose, the Annual Information Report (IAN) was replaced by a more comprehensive and opinative reference form (Formulário de Referência), which comprised the information requested by IAN and added several other data required under CVM Rule No. 400 of December 29, 2003 that were only subject to disclosure upon a public offering.

  The reference form (Formulário de Referência) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and the United States, among others), by means of which the information regarding an specific issuer is consolidated into one document and is subject to periodic update (the “Shelf Document”). This mechanism offers the investor the possibility to analyze one single document for relevant information about the issuer.

  CVM Rule No. 480 also created two groups of issuers per type of securities traded. Group A issuers are authorized to trade in any securities, whereas Group B issuers must not trade in stocks, depositary receipts (BDRs, Units) and securities convertible or exchangeable into stocks or depositary receipts. The greater extend of Group A authorization is followed by more stringent disclosure and reporting requirements. We, as issuers of stocks, are part of Group A.

  CVM has also enacted Rule No. 481 of December 17, 2009 to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights.

  CVM Rule No. 481 is intended to (i) improve the quality of information disclosure by publicly held companies to shareholders and to the market in general, favoring the use of Internet as a vehicle to that end; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, specially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

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

       On December 31, 2009 our capital stock was composed of 755,179,610 common shares, including 26,194,556  common shares held in treasury.

  On March  2010 a two-for-one stock split that took place, whereby each common share of our capital stock as of March 25, 2010 became represented by two common shares. On March 31, 2010 our capital stock was composed by 1,510,359,220 common shares including 52,389,112 common shares held in treasury. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws by means of a vote at our shareholders’ meeting. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

       The BM&FBOVESPA operates a central clearing system. A holder of our common shares may choose, at its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the BM&FBOVESPA (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the BM&FBOVESPA). The fact that those common shares are held in the custody of the BM&FBOVESPA will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the BM&FBOVESPA and will be treated in the same way as registered shareholders.

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

  10C. Material Contracts

       In 2008, our subsidiary CSN Madeira Lda. (CSN Madeira) entered into a derivative transaction known in the market as Total Return Equity Swap with Goldman Sachs International (GSI), with the scope of exchanging the return on assets (swap). Pursuant to the terms of the transaction, CSN Madeira would owe GSI a LIBOR-based interest rate on a notional amount corresponding to the average price of approximately 29.7 million American Depositary Receipts (“ADRs”) representing common stock of CSN (“Notional Amount”), and GSI would owe CSN Madeira an amount corresponding to the appreciation of the ADRs forming the Notional Amount and to the dividends allocated to such ADRs. On August 13, 2009, this equity swap agreement was closed out and the settlement price was calculated based upon the weighted average price of CSN’s shares on the BM&FBOVESPA on each trading day during a 30 consecutive trading day period ending on and including August 12, 2009 (Settlement Price), as authorized by the CVM. In addition, CSN acquired the 29,684,400 ADRs currently held by GSI through a private transaction and paid the Settlement Price to GSI, as per the CVM authorization. The ADRs acquired by us were converted into shares of CSN held in treasury and cancelled on September 14, 2009. From the close out date on, we are no longer exposed to the devaluation of our shares as a result of equity swap agreements.

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

       Prior to Resolution No. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the BM&FBOVESPA, without obtaining separate Certificates of Registration for each transaction. Pursuant to Resolution No. 2,689, as amended, investors are also generally entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

  10E. Taxation

       The following is a summary of certain U.S. federal income and Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by an investor that holds the common shares or ADSs. This summary does not purport to address all material tax consequences of the acquisition, ownership and disposition of our common shares or ADSs, does not take into account the specific circumstances of any particular investors and does not address certain investors that may be subject to special tax rules.

       This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions) and Brazil as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, this summary is based in part upon the representations of our ADR depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

       Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. Both countries have been accepting the offset of income taxes paid in one country against the income tax due in the other based on reciprocity. No assurance can be given, however, as to whether or when an income tax treaty will enter into force or how it will affect the U.S. Holders, as defined below, of common shares or ADSs.

       The discussion does not address any aspects of U.S. taxation (such as estate tax, gift tax and Medicare tax on net investment income) other than federal income taxation or any aspects of Brazilian taxation other than income, gift, inheritance and capital taxation. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and regarding Brazilian and other tax consequences of the acquisition, ownership and disposition of our common shares and ADSs.

  Brazilian Tax Considerations

       The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a "Non-Resident Holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in common shares or ADSs.

       A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council, or a 2,689 Holder.

  Taxation of Dividends and Interest on Shareholders’ Equity

       Dividends, including stock dividends and other dividends, paid by us (i) to our ADR depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of common shares are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits have been generated.

       Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government's Long-Term Interest Rate ("TJLP"), as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

       Payment of interest on shareholders' equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven. For this purpose, a "tax haven" is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment ("Tax Haven Jurisdiction"). These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

       In addition, Law No. 11,727, of June 23, 2008, or Law No. 11,727, introduced a broader concept of tax haven jurisdiction applicable to transactions subject to Brazilian transfer pricing rules, with the creation of the privileged tax regime concept (which came into effect on January 1, 2009).

       Due to the recent enactment of this Law and the lack of relevant regulation issued by the Brazilian tax authorities, we are not able to ascertain if this privileged tax regime concept will also be applied to non-resident investors such as a Non-Resident Holder. We recommend prospective investors to consult their own tax advisors from time to time about the changes implemented by Law 11,727 and by any Brazilian tax law or regulation with respect to the concept of tax haven jurisdiction. If the tax authorities determine that payments of interest on shareholders' equity made to a Non-Resident Holder will benefit from a privileged tax regime, the withholding income tax rate applicable to such payments could be of 25%.

       No assurance can be given that our board of directors will not recommend that future distributions of income should be made by means of interest on shareholders' equity instead of dividends.

  Taxation of Gains

       According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is or is not made to an individual or entity resident or domiciled in Brazil.

       As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the common shares and the respective acquisition cost.

        Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  •  are exempt, when realized by a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; and

  •  are subject to income tax at a rate of 15% in case of gains realized by (A) a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; or (B) a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction;

  •  are subject to income tax at a rate of up to 25% in case of gains realized by a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

       A withholding income tax of 0.005% will apply and can be offset against any income tax due on the capital gain. Such withholding does not apply to a 2,689 Holder that is not resident or domiciled in a Tax Haven Jurisdiction.

       Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

  •  are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 2,689 Holder; and

  •  are subject to income tax at a rate of up to 25% when realized by a Non-Resident Holder that is resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 2,689 Holder.

       In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also apply and can be offset against any income tax due on the capital gain.

       Any exercise of preemptive rights relating to common shares will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of common shares.

       In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

  Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil

       As discussed above, pursuant to Law No. 10,833, the sale of assets located in Brazil involving Non-Resident Holders is subject to Brazilian withholding income tax. We believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, and, thus, should not be subject to the Brazilian withholding tax. However, due to the lack of any administrative or judicial guidance, there is no assurance that such position would prevail.

  Gains on the Exchange of ADSs for Common Shares

       The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax, assuming compliance with applicable regulation regarding the registration of the investment with Brazilian Central Bank.

  Gains on the Exchange of Common Shares for ADSs

       The deposit of common shares in exchange for the ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the common shares, as the case may be, is lower than:

  •  the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

  •  if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

       The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% if the Non-Resident Holder is resident or domiciled in a Tax Haven Jurisdiction.

  Tax on Financial Transactions

       The Tax on Financial Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários), or “IOF”, is imposed on foreign exchange, securities, credit and insurance transactions.

  IOF on Foreign Exchange Transactions

  Tax on foreign exchange transactions, or "IOF/Exchange", may be levied on foreign exchange transactions (conversion of foreign currency in reais and conversion of reais into foreign currency), affecting either or both the inflow or outflow of investments. Currently, the IOF/Exchange rate applicable to most foreign currency exchange transactions is 0.38%.

  However, foreign exchange transactions entered into as of October 20, 2009 by foreign investors in connection with inflows of proceeds to Brazil related to investments carried out in the Brazilian financial and capital markets by investors which register their investment under Resolution No. 2,689 is subject to the IOF/Exchange at a rate of 2% (outflow related to the return of such investment is subject to a zero percent rate). This zero percent rate applies to payments of dividends and interest on shareholders' equity received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by 2,689 Holders.

  The Brazilian Government may increase the rate of the IOF/Exchange to a maximum rate of 25% of the amount of the foreign exchange transactions at any time, but such an increase will only apply in respect to future foreign exchange transactions.

  IOF on Bonds and Securities Transactions

  IOF may also be levied on transactions involving bonds and securities, or "IOF/Securities", including those carried out on a Brazilian stock, futures or commodities exchanges. The IOF/Securities levies at a rate of 1.5% on transfer of shares traded on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil starting November 19, 2009.

  The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero percent. In particular, the IOF/Securities levies at a rate of 1.5% on the transfer of shares traded in the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian Government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

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

  Taxation of Dividends

  U.S. Holders

       Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including payments considered “interest” in respect of stockholders’ equity under Brazilian law) (before reduction for Brazilian withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADR Depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

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

       The amount of the dividend distribution includible in gross income of a U.S. Holder will be the U.S. dollar value of the real payments made, determined at the spot real/U.S. dollar rate on the date such dividend distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in gross income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income.

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

  Passive Foreign Investment Companies

       Based on current estimates of our gross income, gross assets and the nature of our business, we believe that our common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules. Moreover, our business plans may change, which may affect the PFIC determination in future years.

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

  Backup Withholding and Information Reporting

  U.S. Holders

       Dividends paid on, and proceeds from the sale, redemption or other taxable disposition of common shares or ADSs to a U.S. Holder generally will be subject to information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes and exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

  Recently enacted legislation requires certain U.S. Holders to report information with respect to their investment in certain “foreign financial assets,” which would include an investment in our common shares, not held through a custodial account with a U.S. financial institution to the IRS.  Investors who fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our common shares.

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

  10F. Dividends and Paying Agents

  Not applicable.

  10G. Statement by Experts

  Not applicable.

  10H. Documents on Display

       We are subject to the information requirements of the Exchange Act and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street , New York, New York 10005, on which our ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

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

  Market Risk Exposures and Market Risk Management

       Our treasury department is responsible for managing our market risk exposures. We use some internal controls in order to:

  •         help us understand market risks;

  •         reduce the likelihood of financial losses; and

  •         diminish the volatility of financial results.

       The principal tools used by our treasury department are:

  •         “Sensitivity Analysis,” which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows.

  •         “Stress Testing,” which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

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

       We are basically exposed to the following floating interest rates:

  •         U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments, and

  •         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate,

    CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.
Exposure as of December 2008* (amortization)	Notional	2009	2010	2011	2012	2013	Thereafter
US dollar LIBOR	619	47	56	177	204	N/A	134

US dollar fixed rate	3,287	1,155	197	73	54	N/A	1,808

Euro fixed rate	2	0	0	0	0	N/A	0

CDI	324	0	0	36	257	N/A	43

IGPM	29	4	4	4	4	N/A	11

TJLP	432	87	69	66	77	N/A	133

Exposure as of December 2009* (amortization)	Notional	2010	2011	2012	2013	2014	Thereafter
US dollar LIBOR	1,538	105	515	550	187	181	0

US dollar fixed rate	3,000	209	82	67	606	46	1,990

Euro fixed rate	0	0	0	0	0	0	0

CDI	2,297	0	383	1,359	306	249	0

IGPM	0	0	0	0	0	0	0

TJLP	791	115	115	135	139	23	264

  * All figures in U.S. dollars. Because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

       Our cash and cash equivalent instruments were as follows:

	December 2008	December 2009	Exposure

Cash in reais:	698	2,131	CDI
Cash in U.S. dollars:	2,844	1,850	LIBOR

       The table below shows the average interest rate and the average life of our debt.

	December 2008		December 2009
	Average rate %	Average life	Average rate %	Average life

U.S. dollar LIBOR*	1.35	3.28	2.52	2.36
U.S. dollar fixed rate	7.83	11.43 (with perpetual bond)	8.27	15.81 (with perpetual bond)
Euro fixed rate	5.74	2.54	N/A	N/A
UMBNDES*	4.55	0,72	N/A	N/A
CDI	103.83 of CDI	3.21	112.53 of CDI	2.46
IGPM*	7.11	3.71	N/A	N/A
TJLP*	2.54	3.07	3.00	5.57
* In these cases, figures shown in the table represents the average spread.

       During 2008, our decision was to hedge part of our U.S. dollar fixed-rate exposure due to the volatility of U.S. interest rates. We maintained our policy from the previous year of keeping most of our position in OTC swaps, thus avoiding margin requirements and rollover transaction costs at BM&F, the Brazilian derivatives exchange. The duration of our U.S. dollar fixed-rate derivatives decreased from  103 days as of December 31, 2008 to  40 days as of December 31, 2009 (see tables below).

	Notional	Average interest rate	Average maturity
As of December 2009	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI)	1,520	0.8823%	40

	Notional	Average interest rate	Average maturity
As of December 2008	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI )	1,530	3.4948%	103

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

       Our exposure to U.S. dollar is due to the following contract categories:

  •         U.S. dollar-denominated debt;

  •         offshore cash;

  •         currency derivatives (in the case of options, we use the delta as a measure of exposure);

  •         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

    offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 2008	December 2009

U.S. dollar Liabilities	4,460	4,660
loans and financing	3,906	4,597
trade accounts payable	554	32
other	-	31

U.S. dollar Assets	4,434	4,530
offshore cash and cash equivalents	2,844	1,908
derivatives (swaps and NDFs)	1,530	2,170
trade accounts receivable	60	107
offshore investments (net of cash)	-	184
other	-	161
Total U.S. dollar Exposure	26	131

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

  Equity Risk

  In 2003, we entered into certain equity swap agreements referenced to our shares. These agreements were originally entered into with POBT Bank and Trust Limited (an affiliate of Banco Pactual), which later assigned the agreements to UBS Symmetry Fund, UBS Strategy Fund and Fruhling Fund. In 2008, these agreements were assigned to Goldman Sachs International. Our last equity swap agreement with Goldman Sachs International had a termination date of September 10, 2009. The agreements set that the counterparty would pay us the cash dividends and final price return, if positive, on 29,684,400 CSN ADRs (equivalent to 59,368,800 ADRs after the stock split of March 25, 2010) and we would pay the counterparty a rate of USD three-month Libor plus 0.75% per annum on the initial price of this number of ADRs and the final price return, if negative, on the number of ADRs. The rationale for these transactions was that equities historically had yielded higher long-term returns than fixed-income securities, hence tending to offset our long-term debt servicing costs. On August 13, 2009, we pre-settled the total return equity swap operation contracted on September 5, 2008, as approved by our board of directors on July 8, 2009. The guarantee margin with the counterpart in the amount of US$593 million was released on the operation settlement date. During 2009 the operation generated a gain of US$515 million, which was recorded as financial income in the statement of income. We are no longer exposed to equity risk. See “Item 10C. Material Contracts,” “Item 5A—Operating Results” and Note 21(c) to our consolidated financial statements contained in “Item 18. Financial Statements.”

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

  Based on the foreign exchange rate of December 31, 2009 of R$1.7412 per US$1.00, adjustments to the swap agreement amounts were estimated for three scenarios: scenario 1: rate of R$1.7536 per US$1.00; scenario 2: (25% depreciation) rate of R$1.3059 per US$1.00; scenario 3: (50% depreciation) rate of R$0.8706 per US$1.00.

December 31, 2009 (In thousand of US$, except for exchange rates)	Risk	Scenario	Reference Value	Exchange Rates	Additional Results
			1,519,500	1.7412
Foreign Exchange swaps	Dollar devaluation	1		1.7536	10,803
		2		1.3059	(379,875)
		3		0.8706	(759,750)
			(1,254)	1.7412
Interest Swap CDI x Libor	Dollar devaluation	1		1.7536	(9)
		2		1.3059	314
		3		0.8706	627
			649,500	1.7412
Exchange rate future agreements	Dollar devaluation	1		1.7536	4,618
		2		1.3059	(162,375)

		3		0.8706	(324,750)

  (*)  Source: Future Dollar closing rate on February 2010 in December 31, 2009.

  The scenarios of devaluation of the real versus the U.S. Dollar would increase both losses in derivative transactions and offsetting gains in the underlying hedged exposure, as expected.

  Item 12. Description of Securities Other Than Equity Securities

  American Depositary Shares

  JPMorgan Chase Bank serves as the depositary for our ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

  ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission or conversion of foreign currency into U.S. dollars. In this case, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

  ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

  Depositary service

Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits	USD 5.00 for each 100 ADSs (or portion thereof)
Distribution of dividends	USD 5.00 for each 100 ADSs
Deposit of securities, including in respect of share, rights and other distributions	USD 5.00 for each 100 ADSs (or portion thereof)
Withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof)

  Direct and indirect payments by the depositary

  The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2009, such reimbursements totaled US$0.6 million.

  Item 13. Defaults, Dividend Arrearages and Delinquencies

       None.

  Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

  None.

  PART II

  Item 15. Controls and Procedures

  Disclosure Controls and Procedures

  We have carried out an evaluation under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) collected and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

  Management’s annual report on internal control over financial reporting

  Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and presentation of published financial statements in accordance with generally accepted accounting principles.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

  Based on the assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009. For a copy of our management’s report, dated May 28, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2009, see Exhibit 15.1 to this annual report.

  Attestation Report of the Independent Registered Public Accounting Firm

  For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated May 28, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2009, see “Item 18. Financial Statements”.

  Changes in internal control over financial reporting

  Except as disclosed in the following paragraphs, there was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

  In order to prevent the occurrence of deficiencies in the process of identification, accounting and disclosure of four offshore dormant subsidiaries identified in 2008, during fiscal year 2009, our management took the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures included:

    definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities.;
    centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries;
    liquidation of dormant companies; and
    implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).

  This material weakness identified for the year ended December 31, 2008 concerning the process of identification, accounting and disclosure of four offshore dormant subsidiaries, mentioned above, was remediated during 2009 and no longer is a material weakness.

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

       There was no amendment to or waiver from any provision of our Code of Ethics in 2009. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

  16C. Principal Accountant Fees and Services

       Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal years ending December 31, 2008 and 2009, KPMG Auditores Independentes acted as our independent auditors.

  The following table describes the services rendered and the related fees.

	Year ending December 31,
	2008	2009
	(In thousands of US$)
Audit fees	1,809	2,582
Audit – related fees	251	112
Tax fees	81	83
Other	-	-

Total	2,141	2,777

  Audit fees

       Audit fees in 2008 and 2009 consisted of the aggregate fees billed and billable by KPMG Auditores Independentes for the audits of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

  Audit-related fees

       Audit-related fees in 2008 and 2009 are fees billed by KPMG Auditores Independentes for services that are reasonably related to the performance of the audit or review of our financial statements. In 2008 and 2009, audit-related fees refer mainly to due diligence services.

  Tax Fees

       Fees billed in 2008 and 2009 for professional services rendered by KPMG Auditores Independentes are for tax compliance services.

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

  The following table sets forth our purchases of our equity securities in 2009:

			Total Number of	Maximum Number
		Average	Shares	of Shares that May
	Total Number of	Price Paid	Purchased as Part of	Yet Be Purchased
	Shares	per	Publicly Announced	Under the
Period	Purchased(1)	Share(1)	Plans or Programs	Program

August 13, 2009	59,368,800 (2)	12.40(2)	-	-
______________

  (1) Our board of directors approved the acquisition, through a private operation, of 29,684,400 ADRs (before the stock split occurred on March 25,2010) previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floors sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled (See Item - 14 Stockholders Equity).

  (2) Prices and volumes of our common shares and ADS above have been adjusted to reflect the stock split that occurred on March 25, 2010.

  No shares were acquired under the buyback program in 2009.

       From January to February 2009, our Board of Directors approved two buyback programs, authorizing us to acquire, in each one, up to 9,720,000 of our shares (before the stock split occurred on March 25, 2010), to be held in treasury for subsequent sale or cancellation. No shares were acquired through any of these two buyback programs.

       On December 18, 2009, our Board of Directors approved a new buyback program, authorizing us to acquire up to 14,437,405 of our shares (before the stock split occurred on March 25, 2010), to be held in treasury for subsequent sale or cancellation. No shares were acquired through this buyback program.

  On May 6, 2010, our Board of Directors approved a new share buyback program, authorizing us to acquire up to 28,874,810 of our shares. As of the date of this annual report no shares were acquired through this buyback program.

  16F. Change in Registrant’s Certifying Accountant

  None.

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

  Audit Committee

       NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. We have established an Audit Committee, which is equivalent to a U.S. audit committee, provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. They also reports on our auditing policies and our annual auditing plan prepared by our internal auditing team, Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three members elected by our Board of Directors for a one-year term of office. The current members of our Audit Committee are Dionísio Dias Carneiro Netto, Fernando Perrone and Yoshiaki Nakano. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

  Corporate Governance Guidelines

       NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law, our Code of Ethics or institutional handbook:

  •         insider trading policy for securities issued by us;

  •         disclosure of material facts;

  •         disclosure of annual financial reports;

  •         confidential policies and procedures; and

  •         Sarbanes-Oxley Disclosure Committee’s duties and activities.

  Item 17. Financial Statements

  We have responded to Item 18 in lieu of responding to this item. See “Item 18. Financial Statements.”

  PART III

  Item 18. Financial Statements

       The following consolidated financial statements of the Registrant, together with the report of KPMG Auditores Independentes thereon, are filed as part of this annual report.

       The following consolidated financial statements of Namisa, together with the report of KPMG Auditores Independentes thereon, are filed as part of this annual report.

  Item 19. Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
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

8.1+	List of subsidiaries
10.1*

  Equity Swap Agreement, originally dated as of July 11, 2008 between CSN Madeira Ltda. and Goldman Sachs International. (incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009).

10.2*

  Share Purchase Agreement, dated October 21, 2008, among CSN, Big Jump Energy Participações S.A., Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.3*

  Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between CSN and Big Jump Energy Participações S.A.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.4*

  High Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.5*

  Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.6*

  Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.7*

  Port Operating Services Agreement, dated October 21, 2008, between CSN and Nacional Minérios S.A.  (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Chief Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Chief Financial Officer.
15.1+	Management’s report dated May 28, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2009.
15.2	Consent of Golder Associates S.A. (incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009).

  *      Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

  +      Filed herewith.

  SIGNATURE

  The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 28, 2010	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Chief Financial Officer

  Companhia Siderúrgica Nacional and
  Subsidiaries
  Consolidated Financial Statements
  For the Years Ended December 31,
  2007, 2008 and 2009
  And Reports of Independent Registered Public Accounting Firm

  Report of Independent Registered Public Accounting Firm

  The Board of Directors and Shareholders
  Companhia Siderúrgica Nacional:

  We have audited Companhia Siderúrgica Nacional’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia Siderúrgica Nacional’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In our opinion, Companhia Siderúrgica Nacional maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated May 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

  KPMG Auditores Independentes

  São Paulo, SP – Brazil
  May 28, 2010

  Report of Independent Registered Public Accounting Firm

  The Board of Directors and Stockholders

  Companhia Siderúrgica Nacional:

  We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three‑year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia Siderúrgica Nacional’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 28, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

  KPMG Auditores Independentes

  São Paulo, SP – Brazil
  May 28, 2010

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Assets	As of December 31,

	2008	2009

Current assets
Cash and cash equivalents	3,542	3,981
Derivative assets	127	-
Financial instruments guarantee margin	1,059	28
Trade accounts receivable
Related parties	78	19
Other	409	489
Inventories	1,165	1,325
Recoverable taxes	160	411
Deferred income taxes	317	314
Receivables from related parties	63	124
Other accounts receivable	270	54
Other	117	96

	7,307	6,841

Property, plant and equipment, net	3,543	5,616

Investments in affiliated companies and other investments	2,588	4,216

Goodwill	127	168

Other assets
Restricted deposits for legal proceedings	893	807
Receivables from related parties	659	842
Deferred income taxes	336	152
Prepaid pension cost	-	245
Recoverable taxes	82	86
Other accounts receivable	46	135
Other	128	80

	2,144	2,347

	15,709	19,188

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Expressed in millions of United States dollars

Liabilities and stockholders’ equity	As of December 31,

	2008	2009

Current liabilities
Trade accounts payable
Related parties	81	17
Other	739	247
Payroll and related charges	68	108
Taxes payable	82	104
Taxes payable in installments	101	315
Dividends and Interest on stockholders’ equity	432	220
Current portion of long-term debt	1,296	452
Accrued finance charges
Related parties	-	114
Other	107	130
Derivative liabilities	686	26
Other accounts payable	131	157
Other	90	201

	3,813	2,091

Long-term liabilities
Accrued pension cost	60	-
Long-term debt and debentures	3,436	7,319
Due to related parties	3,079	4,281
Accrual for contingencies and disputed taxes payable	1,618	941
Taxes payable in installments	270	160
Deferred income taxes	14	4
Other	103	128

	8,580	12,833

Stockholders’ equity
Common stock – 2,400,000,000 shares (no par value) authorized – 1,586,807,676
(post split) at December 31, 2008 and 1,510,359,220 (post split) at December 31,
2009	2,447	2,447

Capital surplus	53	53
Treasury stock – 69,468,768 shares (post split) at December 31, 2008 and 52,389,112
shares (post split) at December 31, 2009	(326)	(649)

Retained earnings (loss)
Appropriated	1,920	3,134
Unappropriated	692	(841)
Accumulated other comprehensive (loss) income	(1,470)	72

Total Companhia Siderúrgica Nacional stockholders’ equity	3,316	4,216

Noncontrolling interests	-	48

Total stockholders’ equity	3,316	4,264

	15,709	19,188

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Expressed in millions of United States dollars, except share and per share data

	Years ended December 31,

	2007	2008	2009

Operating revenues
Domestic sales	5,283	7,377	5,204
Export sales	1,695	1,830	1,137

	6,978	9,207	6,341

Sales taxes	(1,305)	(1,835)	(1,257)
Discounts, returns and allowances	(156)	(185)	(70)

Net operating revenues	5,517	7,187	5,014
Cost of products sold	(3,076)	(3,602)	(3,250)

Gross profit	2,441	3,585	1,764

Operating expenses
Selling (includes allowance for doubtful accounts of US$3 in 2007,
US$51 in 2008 and US$74 in 2009 )	(310)	(412)	(345)
General and administrative	(185)	(219)	(208)
Other income (expense)	(85)	(110)	(47)
	(580)	(741)	(600)

Operating income	1,861	2,844	1,164

Non-operating income (expenses), net
Financial income (expenses), net	(219)	(380)	(871)
Foreign exchange and monetary gain (loss), net	438	(1,265)	422
Gain on dilution of interest in subsidiary	-	1,667	-
Other	81	75	(26)

	300	97	(475)
Income before income taxes and equity in results of affiliated
companies	2,161	2,941	689

Income tax benefit (expense)
Current	(619)	(615)	(167)
Deferred	85	201	(52)

	(534)	(414)	(219)

Equity in results of affiliated companies	76	127	809

Net income	1,703	2,654	1,279

Net loss attributable to noncontrolling interest	-	-	2

Net income attributable to Companhia Siderúrgica Nacional	1,703	2,654	1,281

Basic and diluted earnings per common share	1.11	1.73	0.86

Weighted average number of common shares outstanding (in
thousands)	1,539,489	1,534,067	1,492,453

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2007	2008	2009

Cash flows from operating activities
Net income for the year	1,703	2,654	1,281
Adjustments to reconcile net income for the year to net cash provided by (used in) operating activities
Depreciation and amortization	397	341	343
Foreign exchange and monetary loss (gain), net	(438)	1,265	(422)
Federal tax repayment program (“Refis”) gain	-	-	(255)
Interest accrued	246	345	415
Accrual for contingencies and disputed taxes payable	47	48	46
Accrual for derivatives	(415)	294	(45)
Gain on sale of short-term investments	(65)	-	-
Gain on dilution of interest in Namisa	-	(1,667)	-
Deferred income tax expense (benefit)	(85)	(201)	52
Equity in results of affiliated companies	(76)	(127)	(809)
Allowance for doubtful accounts	3	51	74
Other	(24)	(166)	145

Decrease (increase) in operating assets
Trade accounts receivable	152	(137)	99
Inventories	97	(8)	267
Recoverable taxes	49	(134)	(139)
Other	(137)	71	363

Increase (decrease) in operating liabilities
Trade accounts payable	(54)	336	(728)
Payroll and related charges	11	6	15
Taxes payable	64	(229)	101
Interest paid	(381)	(393)	(809)
Other	170	118	46

Net cash provided by (used in) operating activities	1,264	2,067	40

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2007	2008	2009

Cash flows from investing activities
Additions to property, plant and equipment	(632)	(886)	(930)
Additions to investments	-	-	(143)
Purchase of short-term investments and debt securities	437	-	-
Restricted deposits from legal proceedings	(561)	(176)	(367)
Business acquisitions, net of cash acquired	(348)	-	-
Proceeds received from insurance claims	134	160	-
Proceeds (payments) from settlement of derivative instruments	-	1,006	(161)
Financial instruments guarantee margin	-	(1,347)	565
Loans to related parties	(121)	(49)	207

Net cash used in investing activities	(1,091)	(1,292)	(829)

Cash flows from financing activities
Proceeds from prepayment agreements	-	3,041	-
Intercompany loan	-	(500)	-
Long-term debt
Proceeds	1,659	1,630	4,053
Repayments	(1,397)	(919)	(1,428)
Purchase of Treasury stock	(32)	(147)	(736)
Dividends and interest on stockholders' equity	(352)	(1,238)	(1,017)

Net cash (used in) provided by financing activities	(122)	1,867	872

Effects of changes in exchange rates on cash and cash equivalents	203	(313)	356

Increase in cash and cash equivalents	254	2,329	439

Cash and cash equivalents, beginning of year	959	1,213	3,542

Cash and cash equivalents, end of year	1,213	3,542	3,981

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Years ended December 31,

	2007	2008	2009

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION

Cash paid during the year for:
Interest	381	393	809
Income taxes	821	446	375
Business acquisitions:
Fair value of assets acquired	475	-	-
Fair value of liabilities assumed	(35)	-	-
Total purchase price	440	-	-
Amount payable	(90)	-	-
Cash acquired	(2)	-	-
Purchase price, net of cash acquired	348	-	-
Supplemental noncash financing and investing activities:
Interest on stockholders' equity and dividends unpaid in the year	298	432	220
Stock cancellation	-	109	413
Effects of FASB Statement No. 158, net of taxes, recognized as
accumulated other comprehensive income	234	(239)	204
Changes in fair value of available-for-sale securities, net of
taxes, recognized as accumulated other comprehensive income	(30)	4	23

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2007	2008	2009

Movement of outstanding Common Shares (quantities):
Balance, beginning of year	1,544,480,676	1,538,938,908	1,517,338,908
Treasury stock acquisition	(5,541,768)	(21,600,000)	(59,368,800)

Balance, end of year	1,538,938,908	1,517,338,908	1,457,970,108

Common stock
Balance, beginning and end of year	2,447	2,447	2,447
Capital surplus
Balance, beginning and end of year	53	53	53

Treasury stock
Balance, beginning of year	(256)	(288)	(326)
Stock acquisition	(32)	(147)	(736)
Stock cancellation	-	109	413

Balance, end of year	(288)	(326)	(649)

  The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

	Years ended December 31,

	2007	2008	2009

Retained earnings
Appropriated
Investment reserve
Balance, beginning of year	317	998	1,776
Transfer from unappropriated retained earnings	681	778	1,165

Balance, end of year	998	1,776	2,941

Legal reserve
Balance, beginning of year	157	190	144
Transfer from (to) unappropriated retained earnings	33	(46)	49

Balance, end of year	190	144	193

Total balance, end of year	1,188	1,920	3,134

Unappropriated retained earnings (losses)
Balance, beginning of year	(146)	293	692
Net income	1,703	2,654	1,281
Dividends and interest on stockholders’ equity (US$0.36, US$0.93 and US$0.81 per share, in 2007, 2008 and 2009, respectively)	(550)	(1,414)	(1,187)
Stock cancellation	-	(109)	(413)
Appropriation to reserves, net	(714)	(732)	(1,214)

Balance, end of year	293	692	(841)

Total retained earnings	1,481	2,612	2,293

Accumulated other comprehensive loss
Adoption of FASB Statement No. 158
Balance, beginning of year	38	272	33
Change in the year, net of deferred tax benefit (expense) US$(124) in 2007, US$123 in 2008 and US$(105) in 2009	234	(239)	204
Balance, end of year	272	33	237

Unrealized gain (loss) on available-for-sale securities
Balance, beginning of year	24	(6)	(2)
Change in the year, net of deferred tax benefit (expense) US$15 in 2007, US$(2) in 2008 and US$(8) in 2009	(30)	4	23
Balance, end of year	(6)	(2)	21

Cumulative translation adjustment
Balance, beginning of year	(1,587)	(1,271)	(1,501)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
Expressed in millions of United States dollars, except for share data

Change in the year	316	(230)	1,315
Balance, end of year	(1,271)	(1,501)	(186)

Total accumulated other comprehensive (loss) income	(1,005)	(1,470)	72

Noncontrolling interest
Balance, beginning of year	-	-	-
Change in the year	-	-	48
Balance, end of year	-	-	48

Total Noncontrolling interest	-	-	48

Total stockholders’ equity	2,688	3,316	4,264

Comprehensive income:
Net income for the year	1,703	2,654	1,281
Effect of Statement 158, net of taxes	234	(239)	204
Changes in fair value of available-for-sale securities, net of taxes	(30)	4	23
Foreign exchange (loss) gain of long-term investment nature, net of deferred tax benefit (expense) US$194 in 2008 and US$(137) in 2009	-	(376)	407
Translation adjustments for the year	316	146	908
Total comprehensive income	2,223	2,189	2,823

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

  a) Consolidation process

  CSN is a vertically integrated company that produces a wide range of value-added steel products, such as hot-dip galvanized sheets and tin mill products, and is Brazil’s sole tinplate producer. CSN also runs its own iron ore, limestone and dolomite mines in the State of Minas Gerais, which supply all the needs of its Presidente Vargas Steelworks in the State of Rio de Janeiro. As a complement to its activities, the Company has also made strategic investments in cement production, railroads and power supply companies, among others. Abroad, the Company has rolling mills in Portugal and in the United States of America. The Company’s consolidated subsidiaries are:

	Direct and Indirect Ownership interest (%)		Main activities

Companies	2008	2009

Full consolidation
CSN Energy S.à r.l.	100.00	100.00	Holding Company
CSN Export S.à r.l.	100.00	100.00	Financial operations, trading and holding company
CSN Islands VII Corp.	100.00	100.00	Financial operations
CSN Islands VIII Corp.	100.00	100.00	Financial operations
CSN Islands IX Corp.	100.00	100.00	Financial operations
CSN Islands X Corp.	100.00	100.00	Financial operations
CSN Islands XI Corp.	100.00	100.00	Financial operations
CSN Islands XII Corp. (2)	-	100.00	Financial operations
CSN Overseas S.à r.l.	100.00	100.00	Financial operations and holding company
CSN Panama S.à r.l.	100.00	100.00	Financial operations and holding company
CSN Steel S.à r.l.	100.00	100.00	Financial operations and holding company
Sepetiba Tecon S.A.	99.99	99.99	Maritime port services
Estanho de Rondônia S.A.- ERSA	99.99	99.99	Mining
Cia. Metalic Nordeste	99.99	99.99	Package production
CSN Cimentos S.A.	99.99	99.99	Cement production
Inal Nordeste S.A. - INOR	99.99	99.99	Steel products service center
CSN Energia S.A.	100.00	100.00	Trading of electricity
CSN Aceros S.A.	100.00	100.00	Holding company
CSN Cayman Ltd.	100.00	100.00	Financial operations, trading and holding company
CSN Iron S.A.	100.00	100.00	Financial operations
CSN LLC	100.00	100.00	Steel industry
CSN LLC Holdings Corp (1)	100.00	-	Holding company
CSN Partner LLC (1)	100.00	-	Holding company
Energy I Corp. Ltd.	100.00	100.00	Holding company
Tangua Inc.	100.00	100.00	Financial operations
CSN Madeira Ltd.	100.00	100.00	Financial operations, trading and holding company
Cinnabar Com. de Prod. Siderúrgicos Ltd. (1)	100.00	-	Financial operations and holding company
Hickory Com. Intern. Serv.Ltd	100.00	100.00	Financial operations and trading
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Holding company
Lusosider Aços Planos S.A.	99.94	99.94	Steel industry and holding company
CSN Finance Ltd.	100.00	100.00	Financial operations and holding company
CSN Holdings Ltd.	100.00	100.00	Financial operations and holding company
Cia. Metalúrgica Prada - Prada	99.99	99.99	Package production

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

GalvaSud S.A.	99.99	99.99	Steel industry
Mineração Nacional S.A. (3)	99.99	99.99	Mining and holding company
CSN Aços Longos S.A.	99.99	99.99	Steel and metal products industry and trading
Itaguaí Logística S.A. (4)	99.99	99.99	Logistics
CSN Gestão de Recursos Financeiros Ltda	99.99	99.99	Dormant Company
Congonhas Minérios S.A.	99.99	99.99	Mining and holding company
CSN Acquisitions Ltd.	100.00	100.00	Financial operations and holding company
CSN Finance B.V. (7)	100.00	-	Financial operations and holding company
International Investment Fund - IIF	100.00	100.00	Financial operations and holding company
Itamambuca Participações S.A.	99.93	99.99	Mining and holding company
Arame Corporation (7)	100.00	-	Dormant company
TdBB S.A.	100.00	100.00	Dormant company
International Charitable Corporation (7)	100.00	-	Dormant company
Transnordestina Logística S.A.	-	84.34	Railroad transportation
CSN Cement S.à r.l.(2)	-	100.00	Financial operations and holding company
CSN Ibéria Lda. (2)	-	100.00	Financial operations and holding company
Sociedade em Conta de Participação – SCP	100.00	100.00	Holding company

Not consolidated
Nacional Minérios S.A. - Namisa	59.99	59.99	Mining and holding company
Pelotização Nacional	59.99	59.99	Mining and holding company
MG Minérios S.A.	59.99	59.99	Mining and holding company
Namisa Europe Lda (6)	60.00	60.00	Financial operations, trading and holding company
Namisa Internacional Minérios SLU (5)	60.00	60.00	Financial operations, trading and holding company
Itá Energética S.A. - Itasa	48.75	48.75	Electricity Generation
Transnordestina Logística S.A.	84.50	-	Railroad transportation
MRS Logística S.A - MRS	33.27	33.27	Railroad transportation
Riversdale Mining Ltd. (2)	-	14.99	Mining
Aceros Del Orinoco S.A.	31.81	31.81	Dormant Company
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity Consortium

Exclusive investment funds consolidated
Mugen – Fundo de Investimento Multimercado	100.00	100.00	Investment funds
Diplic – Fundo de Investimento Multimercado	100.00	100.00	Investment funds

(1)	Companies merged during 2009.
(2)	Company incorporated during 2009.
(3)	Former Minas Pelotização
(4)	Former Nacional Siderurgia
(5)	Former Inversiones CSN Espanha
(6)	Former NMSA Madeira
(7)	Companies dissolved during 2009.

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

  The U.S. dollar amounts for the periods presented have been translated from the Brazilian real, the Company's primary functional currency, into U.S. dollars, the Company’s reporting currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation” (“SFAS 52”) – Topic 830. Accordingly, the Company has translated all assets and liabilities into U.S. dollars at the exchange rate of R$2.3370 and R$1.7412 to US$1.00 at December 31, 2008 and December 31, 2009, respectively, and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the applicable periods. Treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. The translation gain or loss resulting from this translation process is included as a component of accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred. Certain consolidated foreign subsidiaries have the U.S. dollar as their functional currency since their primary economic environment and cash flows are generated in this currency. Accordingly, these foreign subsidiaries do not generate gains and losses from exchange rate fluctuations when translating the Company’s consolidated financial statements into the reporting currency U.S. dollar.

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

  Beginning in 2008, significant changes are being made to Brazilian corporate law to permit Brazilian GAAP to converge with International Financial Reporting Standards (“IFRS”). Pursuant to CVM regulations, we are required to report our financial statements in IFRS beginning with the year ending December 31, 2010. We are currently expecting to discontinue U.S. GAAP reporting for the year ended December 31, 2010.

  (b) Use of Estimates

  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns; the valuation of derivatives, deferred tax assets, fixed assets, inventory, investments, notes receivable, reserves for employee benefit obligations, environmental liabilities, mineral quantities to be recovered, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

  (c) Basis of consolidation

  The consolidated financial statements include the financial statements of CSN and its majority owned subsidiaries except for our non-consolidated majority-owned subsidiary Namisa, which we deconsolidated as from December 30, 2008 upon Big Jump Energy Participações S.A. (Big Jump) acquisition and dilution of our interest in Namisa, as further detailed in Note 10.

  All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements of all subsidiaries have been prepared in accordance with US GAAP.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

  (d) Cash and cash equivalents

  Cash equivalents are considered to be all highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less, and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty.

  (e) Short-term investments

  Securities for which the Company has positive intent and ability to hold to maturity are classified as held-to-maturity and measured at amortized cost. Securities that are not classified as held-to-maturity or as trading securities are classified as available-for-sale, which are recorded at fair value with the changes recognized as a component of accumulated other comprehensive loss.

  (f) Trade accounts receivable

  Accounts receivable are stated at estimated realizable values. Allowance is provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

  (g) Inventories

  Inventories are stated at the lower of average cost or replacement or realizable value. Cost is determined using the average cost method. Cost of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost including freight, shipping and handling costs. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.

  (h) Investments in affiliated companies and other investments

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

  (i) Property, plant and equipment

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

  (j) Recoverability of long lived assets

  Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, (FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived. In accordance with SFAS 144 - FASB ASC Subtopic 360-10, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. No impairment losses have been recorded for any of the periods presented.

  (k) Goodwill

  Goodwill represents the cost of investments in excess of the fair value of the net identifiable assets acquired and liabilities assumed. The Company adopts FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets), under which goodwill is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves identification of reporting units and estimates of fair values. No impairment losses have been recorded for any of the periods presented.

  (l) Revenues and expenses

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

  Handling and shipping expenses are classified in the income statement as selling expenses. For the years ended December 31, 2007, 2008 and 2009 those expenses amounted to US$228, US$264 and US$184, respectively.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

  (m) Asset retirement obligations

  Retirement of long-lived assets is accounted for in accordance with FASB ASC Topic 410-20 – Asset Retirement Obligations - SFAS 143-“Accounting for Asset Retirement Obligations.” Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life. The liability amounted to US$6 as of December 31, 2008 and US$9 as of December 31, 2009.

  (n) Environmental and remediation costs

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

  (o) Research and development costs

  Expenditures for research and development of new products for the year ended December 31, 2009 were US$12 (US$17 in 2008 and US$19 in 2007). All such costs are expensed as incurred.

  (p) Accrued/ Prepaid pension cost

  The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

  Accrued pension costs are determined in accordance with SFAS No. 87 “Employers Accounting for Pensions, FASB ASC Subtopic 715-20 – Defined Benefit Plans – General. The Company provides disclosures related to its employee pension and post-retirement benefits in accordance with SFAS No. 132 “Employers’ Disclosure About Pensions and Other Post-retirement Benefits” and SFAS No. 132 (revised 2003) “Employers’ Disclosure About Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”), included in FASB ASC Subtopic 715-60 – Defined Benefit Plans – Other Postretirement.

  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"), included in ASC Subtopic 715-20, Compensation - Retirement Benefits - Defined Benefit Plans -General. SFAS 158 requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit employee pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit employee pension or postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The Company adopted the aforementioned provisions of SFAS 158 on December 31, 2006. The impact of adopting SFAS 158 on the Company's consolidated financial position is discussed further in Note 15. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations at their year-end balance sheet date. This requirement, which is effective for fiscal years ending after December 15, 2008, has no effect on the Company since its employee pension or postretirement medical plan assets and liabilities are already measured as of December 31, its year-end balance sheet date.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

  (q) Accrual for contingencies and disputed taxes payable

  The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”, included in ASC Topic 450, Contingencies. The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Legal costs are expensed as incurred. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.

  (r) Employee profit participation plan

  The parent company sponsors an employee profit participation plan for all parent company employees, which is based on annual EBITDA (earnings before interest, income taxes, depreciation and amortization) determined on the basis of the Company’s statutory financial statements. The plan establishes the distribution of up to a maximum of twice the normal payroll paid in the month of December, provided the EBITDA margin (EBITDA as a percentage of revenues) is equal to or greater than 40% (in 2007 it was limited to one month’s salary per employee plus a specified amount. In 2008 and 2009, each employee was paid two month salary. Expenses related to the employee profit participation plan in cost of sales, general and administrative expenses and selling expenses amounted to US$30, US$30 and US$42 in 2007, 2008 and 2009, respectively.

  (s) Compensated absences

  Compensated absences are accrued over the vesting period.

  (t) Income taxes

  The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, included in ASC Subtopic 740-10, Income Taxes – Overall, as of January 1, 2009,, which requires the application of the assets and liability method of accounting for income taxes. The effects of US GAAP adjustments, as well as differences between the tax basis of assets and liabilities and the amounts included in these financial statements, have been recognized as temporary differences for the purpose of recording deferred income taxes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes enactment date. A valuation allowance is recorded when management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), included in ASC Subtopic 740-10, Income Taxes – Overall, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

  The Company records interest and penalties related to unrecognized tax benefits in interest expense (financial income (expense), net) in the consolidated statements of income.

  (u) Statements of cash flows

  Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less, and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty are considered to be cash equivalents.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

  (v) Earnings per share

  The Company presents its earnings per share in accordance with SFAS No. 128 “Earnings Per Share” ” included in ASC Subtopic 260-10, Earnings Per Share – Overall. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the year. The Company does not have any potentially dilutive common shares outstanding and, accordingly, diluted earnings per share is equal to basic earnings per share.

  (w) Concentration of credit risk

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

  (x) Comprehensive income

  SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”), included in ASC Topic 220, Comprehensive Income, requires that companies report changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included comprehensive income as part of the consolidated statements of changes in stockholders’ equity.

  (y) Interest attributed to stockholders

  As from January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.4%, 6.3% and 6.1% for the years 2007, 2008 and 2009 respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus accumulated net income and unrealized income reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to the Company, as opposed to making a dividend payment, is a reduction in income tax charge equivalent to the statutory rate applied to such amount. Income tax is imposed on interest payments at the rate of 15%. The Company opted to pay both dividends and such tax-deductible interest to its stockholders, and has therefore accrued the amounts due as of December 31, 2009 and 2008 with a direct charge to stockholders’ equity.

  (z) Treasury stock

  Treasury stock consists of the Company’s own stock which has been issued and subsequently reacquired by the Company and has not been reissued or cancelled. Such treasury stock is carried at cost of acquisition.

  (aa) Segment information

  SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) , included in ASC Topic 280, Segment Reporting, requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has adopted SFAS 131 for all years presented, as further disclosed in Note 19.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(ab) Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” - FASB ASC Topic 815, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of income. See Note 21 for additional information.

(ac) Concessions

The Company holds certain governamental concessions which are accounted for in accordance with SFAS 13 -“Accounting for Leases” , included in ASC Subtopic 840 – 10 Leases - Overall. Accordingly, the contracts are classified as operating leases or capital leases dependent upon whether certain criteria are met. The Company’s port facilities concession of Tecon is classified as an operating lease.

3 Recently issued accounting pronouncements

The following new accounting standards have been issued and were adopted by the Company as of December 31, 2009:

SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), included in FASB ASC Subtopic 310-10. In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. For us, SFAS No. 157 was effective as of January 1, 2008. The adoption of SFAS No. 157 did not have any material impact on our consolidated results of operations, cash flows or financial position. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS 157’s fair value measurement requirements for nonfinancial assets and liabilities, except for items that are required to be recognized or disclosed at fair value. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has no financial assets in inactive markets.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159), included in FASB ASC Subtopic 820-10. In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 was effective as of January 1, 2008 and had no impact on amounts presented for periods prior to the effective date. We chose not to measure items subject to SFAS No. 159 at fair value, unless required by other standards.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 –Accounting Standards Update No. 2010-02, Consolidation: Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification , included in FASB ASC Subtopic 810-10. In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement No. 141(R). This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. SFAS No. 160 was adopted by the Company.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162) , included in FASB ASC Subtopic 105-10. In May 2008, the FASB issued SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (US GAAP). This Statement shall be effective 60 (sixty) days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

Accounting Standards Update No. 2009-01, Topic 105 - Generally Accepted Accounting Principles -amendments based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (Statement 168). The ASU 2009-01 (Statement 168) divides nongovernmental U.S. GAAP into the authoritative Codification and guidance that is nonauthoritative. The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in Statement 162, The Hierarchy of Generally Accepted Accounting Principles, which has been superseded by ASU 2009-01 (Statement 168). The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is now nonauthoritative. Defining Issues 09-30 provides guidance and information on the structure and content of the Codification, issuance of new accounting pronouncements from the FASB after the release of the Codification, researching the Codification, and references to authoritative GAAP in financial statements. The FASB Accounting Standards Codification™ is the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification did not have any material impact on our consolidated results of operations, cash flows or financial position.

In December 2007, the FASB issued SFAS No. 141“Business Combination,”, included in FASB ASC Subtopic 805-10, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting (which Statement No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this statement. This statement’s scope is broader than that of Statement No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this statement. In addition, this statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161), included in FASB ASC subtopic 815-10. In March 2008, the FASB issued SFAS No. 161, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS No. 161 did not have a material impact on our consolidated results of operations, cash flows or financial position.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, included in FASB ASC subtopic 350-10. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement No. 142, “Goodwill and Other Intangible Assets”. For a recognized intangible asset, an entity shall disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP FAS No. 142-3 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In June 2008, the EITF reached a consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, included in FASB ASC subtopic 815-40. EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an instrument that has the characteristics of a derivative instrument is indexed to an entity’s own stock, it is necessary to evaluate whether it is or would be classified in stockholders’s equity. EITF 07-5 applies to ant freestanding financial instrument or embedded feature that has all the characteristics of a derivative in accordance with Statement 133. Accordingly, the company must use two-step approach in order to make this evaluation as follows: (a) evaluate the instrument’s contingent exercise provisions, if any; and (b) evaluate the instrument’s settlement provisions. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF No. 07-5 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In September 2008, the EITF reached a consensus on Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement”, included in FASB ASC Subtopic 820-10. EITF 08-5 requires issuers of liability instruments with third-party credit enhancements to exclude the effect of the credit enhancement when measuring the liability’s fair value. The effect of initially adopting the requirements is included in the change in the instrument’s fair value in the period of adoption. Entities are required to disclose the valuation technique used to measure the liabilities and to discuss any changes in the valuation techniques used to measure those liabilities in prior periods. Entities will also need to disclose the existence of a third-party credit enhancement on the entity’s issued debt. EITF 08-5 is effective for the reporting period beginning after December 15, 2008. Early adoption is permitted. The adoption of EITF No. 08-5 did not have material impact on our consolidated results of operations, cash flows or financial position.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” , included in FASB ASC Section 815-10- 50. FSP FAS 133-1 and FIN 45-4 amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and clarifies Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This FSP amends Statement No. 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FIN 45 to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, FSP FAS 133-1 and FIN 45-4 clarifies the FASB’s intent that the disclosures required by Statement No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The provisions of this FSP that amend Statement No. 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. Early adoption is encouraged. The adoption of FSP FAS 133-1 and FIN 45-4 did not have material impact on our consolidated results of operations, cash flows or financial position.

In April 2009 the FASB issued FSP FAS 141(R)-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. FSP FAS 141(R)-1 amends the provisions in Statement No. 141(R), Business Combinations, included in FASB ASC Subtopic 805-10, for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. No subsequent accounting guidance is provided in the FSP, and the FASB expects an acquirer to develop a systematic and rational basis for subsequently measuring and accounting for acquired contingencies depending on their nature. FSP FAS

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

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

In May 2009 the FASB issued SFAS No. 165, “Subsequent Events - Accounting Standards Update No. 2010-09,

Subsequent Events - Amendments to Certain Recognition and Disclosure Requirements, included in FASB ASC Subtopic 855-10, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on our consolidated results of operations, cash flows or financial position

In November 2008, the EITF reached consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) , included in FASB ASC Subtopic 323-10, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for our fiscal year beginning January 1, 2009 and is to be applied prospectively. The adoption of EITF No. 08-6 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In December 2008, the FASB issued FSP No. FAS 132(R)-1 “Employers’ Disclosures about Post-Retirement Benefit Plan Assets” (“FSP FAS 132(R)-1”) , included in FASB ASC paragraphs 715-20-50-1 and 50-5 and 715-20-55-16 and 55-17, which amends FASB Statement No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits” (“FAS 132”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for our fiscal year beginning January 1, 2009. The disclosure requirements are effective for years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. The adoption of FSP No. FAS 132(R)-1 did not have a material impact on our consolidated results of operations, cash flows or financial position. SFAS No. 132(R)-1 was adopted by the Company.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” , included in FASB ASC Subtopic 820-10. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased and provides additional guidance on the Statement No. 157 disclosure requirements. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009 is not permitted. If a reporting entity elects to adopt early either FSP FAS 115-2 and FSP FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairment”, or FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, the reporting entity also is required to adopt early this FSP. Additionally, if the reporting entity elects to adopt early this Statement, FSP FAS 115-2 and FSP FAS 124-2 also must be adopted early. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. FSP FAS 157-4 (included in ASC Topic 820) is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP FAS 157-4 did not have a material impact on our consolidated results of operations, cash flows or financial position.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The following new accounting standards have been issued, but have not yet been adopted by the Company as of December 31, 2009.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140” , included in Accounting Standards Update 2009-16, Transferes and Servicing (FASB ASC Subtopic 860-10), which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of SFAS No. 166 is not expected to have a material impact on our consolidated results of operations, cash flows or financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, included in Accounting Standards Update 2009-17, Consolidation (FASB ASC Subtopic 860-10), which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of SFAS No. 167 is not expected to have a material impact on our consolidated results of operations, cash flows or financial position.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value (FASB ASC Subtopic 820-10) which determining the fair value of a liability may use the perspective of an investor that holds the related obligation as an asset, according to ASU 2009-05 that amends FASB ASC Topic 820, Fair Value Measurements (FASB Statement No. 157, Fair Value Measurements). The update addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. We are currently evaluating the impact of adoption of Accounting Standards Update No. 2009-05 on our consolidated financial position or results of operations.

Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”(FASB ASC Subtopic 820-10), which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The final amendments to the Accounting Standards Codification will be effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.. Early adoption is permitted. The amendments in the Update do not require disclosures for earlier periods presented for comparative purposes at initial adoption. Adoption of ASU 2010-06, except for the Level 3 activity described above, is required in annual financial statements as of March 31, 2010 for SEC registrants and other entities that provide interim (quarterly) reports. Other entities with a March 31 fiscal year-end must adopt the provisions of ASU 2010-06 in the year ending March 31, 2011 and may elect to early adopt ASU 2010-06. Refer to Section III, Subtopic 820-10. We are currently evaluating the impact of adoption of Accounting Standards Update No. 2010-06 on our consolidated financial position or results of operations.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Accounting Standards Update No. 2010-08, “Technical Corrections to Various Topics” (FASB ASC Subtopic 815-15 and 852-740), which provides technical corrections to several topics of the FASB Codification, including the guidance about embedded derivatives and hedging (Subtopic 815-15) and accounting for income taxes in a reorganization (Subtopic 852-740). The amendments are not expected to result in pervasive changes to accounting practices. However, because the clarified guidance about embedded derivatives and hedging may cause a change in the application of the related Subtopics, the FASB provided special transition provisions for those amendments. The clarifications of the guidance about embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance about accounting for income taxes in reorganization apply to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after the date this ASU was issued (February 2, 2010). The Company will apply such pronouncement on a prospective basis.

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

At December 31, 2008, we reached a final agreement with the reinsurance companies to recover US$520 (R$1,031 million) of our losses. Accordingly, we received the outstanding balance as of December 31, 2007 of US$105 (R$186 million) and an additional amount of US$55 (R$183 million), recorded as other operating income in 2008.

5 Business acquisitions

CFM (Cia. de Fomento Mineral)

In order to strengthen the Company´s position as a player in the iron ore market, in 2007 the Company acquired 100% of the capital of Companhia de Fomento Mineral e Participações (“CFM”), a mining company located in the State of Minas Gerais, for US$400 and additional US$40 in case no contingent liabilities were raised. In October 2008, the Company was released from paying this latter installment of US$40 since potential labor contingencies were discovered. The Company accounted for this acquisition using Statement of Financial Accounting Standards No. 141 - Business Combinations (“SFAS 141”), included in FASB ASC Subtopic 805-10 and Statement of Financial Accounting Standards No. 142 –Goodwill and Other Intangible Assets (“SFAS 142”), , included in FASB ASC Subtopic 805-20. Accordingly, the results of operations for the acquired business are included in the accompanying consolidated statements of income beginning June 2007, the closing date of the acquisition, and the related assets and liabilities were recorded based upon their fair values as of the acquisition date.

Management’s allocation of the purchase price at the acquisition date, based on the valuation of the acquired assets and liabilities performed by an unrelated third-party appraiser, was as follows:

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

The unaudited financial information in the table below summarizes the combined results of operations of the Company and CFM, on a pro-forma basis, as though the companies had been combined as of January 1, 2007. The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at January 1, 2007. The unaudited pro-forma financial information combines the historical results for CSN for 2007, which include the results of CFM as from July 1, 2007 and the historical results of CFM for the period from January 1, 2007 to June 30, 2007, date of the acquisition. The following table summarizes the pro-forma financial information, unaudited:

Year ended December, 31

Accounts	2007

Gross operating revenues	7,042
Net operating revenues	5,575
Costs of products sold and operating expenses	(3,723)
Income before income taxes and equity in
results of affiliated companies	2,153
Income taxes	(531)
Net income	1,697
Basic and diluted earnings per share	1.11
Weighted number of shares (in thousands) (post split)	1,539,498

6 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for each of the three years presented herein are: 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2007	2008	2009

			Brazil	Foreign	Total
Income (loss) before income taxes and equity in results of affiliated companies	2,161	2,941	1,039	(350)	689

Federal income tax and social contribution at statutory rates	(735)	(1,001)	(353)	119	(234)
Adjustments to derive effective tax rate
Interest on stockholders’ equity	40	39	55	-	55
Nontaxable foreign exchange gain (loss) from subsidiaries or taxed at different rates	159	(95)	-	(65)	(65)
Nontaxable gain on dilution of interest in Namisa		567	-		-
Reductions (additions) to valuation allowance	(12)	(21)	(47)	(25)	(72)
Federal Tax Repayment Program (“Refis”) adjustments	-	-	126	-	126
Tax incentives	10	5	5	-	5
Transfer Pricing adjustment	-	-	(8)	-	(8)
Non deductable expenses	3	19	(20)	-	(20)
Other permanent differences	1	73	21	(27)	(6)

Income tax expense per consolidated statements of income	(534)	(414)	(221)	2	(219)

Income tax expense for the years ended December 31, 2007, 2008 and 2009 consist of:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	2007			2008			2009
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Brazil	(551)	72	(479)	(609)	192	(417)	(165)	(56)	(221)
Foreign	(68)	13	(55)	(6)	9	3	(2)	4	2

Total	(619)	85	(534)	(615)	201	(414)	(167)	(52)	(219)

For the years ended December 31, 2007, 2008 and 2009, income (loss) before income taxes and equity in results of affiliated companies consists of the following:

	Years ended December 31,

	2007	2008	2009

Brazil	1,562	3,225	1,039
Foreign	599	(284)	(350)

Total	2,161	2,941	689

The major components of deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	As of December 31,

	2008	2009

Current assets
Tax loss carryforwards	143	114
Inventories – basis difference	16	25
Expenses deductible when paid	144	81
Other	56	94

Current deferred tax assets	359	314

Non-current assets
Tax loss carryforwards	93	225
Deferred charges – basis difference	6	7
Provision for contingencies	186	34
Expenses deductible when paid	67	205
Prepaid pension cost	-	(83)
Accrued pension cost	12	-
Other	-	(23)

Total non-current deferred tax assets	364	365

Total deferred tax assets	723	679

Valuation allowance
Balance, beginning of year	(48)	(70)
Additions	(22)	(151)
Reductions	1	-
Translation adjustment	(1)	8

Balance, end of the year	(70)	(213)

Non-current deferred tax liability
Property, plant and equipment – basis difference	(14)	(4)

Total non-current deferred tax liabilities	(14)	(4)

Net deferred tax asset	639	462

The tax loss carryforwards and social contribution negative basis, in the amount of US$1,030 as of December 31, 2009 will expire as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Expiration dates	Amount

December 31, 2010	-
December 31, 2011	38
December 31, 2012	-
December 31, 2013	23
December 31, 2014	2
December 31, 2015	66
2025 and thereafter	109
Indefinite	792

Total tax loss carryforwards	1,030

The valuation allowance for deferred tax assets as of December 31, 2009 was US$213 (US$70 as of December 31, 2008). The net change in the total valuation allowance during 2009 was an increase of US$143 (an increase of US$22 in 2008). The valuation allowance at December 31, 2008 and 2009 was related to tax loss carryforwards generated by certain subsidiaries that, in the judgment of management are not more likely than not to be realized in the near future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company’s deferred tax assets, net of valuation allowance, are expected to be realized based on actual levels of our past taxable income and our expectation of sustaining similar levels of profitability in the short, medium and long-terms.

	Pretax book income	Taxable income

2007	2,161	1,795
2008	2,941	564
2009	691	465

As of December 31, 2009, the undistributed earnings of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed earnings of the Company´s foreign subsidiaries amounted to US$1,019 as of December 31, 2009. If circumstances change and the Company decides to repatriate these undistributed earnings, the tax liability related thereto will amount to US$485.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48), included in ASC Subtopic 740-10. FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination.

A reconciliation of the unrecognized tax benefits (principal) is as follows:

	2007	2008	2009

Balance, beginning of year	311	444	370
Additions for tax positions of current year	63	42	-
Translation adjustments	70	(116)	126

Balance, end of year	444	370	496

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The balance of total unrecognized tax benefits above at December, 31 2009 contains potential benefits of US$496 (US$370 in 2008) that, if recognized, would affect the effective rate on income from continuing operations.

In addition to the amounts above, interest on unrecognized tax benefits as of December 31, 2008 and 2009, amounts to US$134 and US$228, respectively, which were included in accrual for contingencies in the balance sheet and US$50 and US$42 accrued during 2008 and 2009, respectively, were included in financial income (expense), net in the consolidated statement of income.

The Company does not expect that these unrecognized tax benefits will change significantly within the next twelve months.

The Company’s major tax jurisdiction is Brazil. The Brazilian tax returns are open to examination by the respective tax authorities for the years beginning in 2004.

7 Cash and cash equivalents

	As of December 31,

	2008	2009

Cash in hand and bank deposits
Local currency	98	80
Bank and short-term investments
U.S. dollars	2,844	1,850
Local currency	600	2,051

Total	3,542	3,981

Management has been investing surplus cash in time deposits, bank and short-term investments with maturities of three months or less when purchased, and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty.

8 Trade accounts receivable

	As of December 31,
	2008	2009
Domestic	521	572
Export primarily denominated in U.S. dollars	60	135
	581	707
Allowance for doubtful accounts	(94)	(199)
Total	487	508

Supplementary information – valuation account for accounts receivable:

Allowance for Doubtful Accounts

Balance as of December 31, 2007	(64)

Additions – charged to selling expenses	(51)
Amounts written-off	6
Translation adjustment	15

Balance as of December 31, 2008	(94)

Additions – charged to selling expenses	(74)
Amounts written-off	1

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Translation adjustment	(32)
Balance as of December 31, 2009	(199)

9 Inventories

	As of December 31,

	2008	2009

Finished goods	256	285
Products in process	302	290
Raw material	484	383
Maintenance supplies	121	353
Other	2	14

Total	1,165	1,325

10 Investments in affiliated companies and other investments

	As of and for the years ended December 31

	Direct/Indirect Ownership
	2008	2009	Investments		Equity in results of affiliated companies

Investments	Total	Total	2008	2009	2007	2008	2009

Logistic Segment
MRS Logística.	33.27%	33.27%	243	348	73	120	100
Transnordestina	84.50%	84.34%	104	-	-	(7)	-
Itá Energética	48.75%	48.75%	114	168	11	14	15

Sub-total			461	516	84	127	115

Mining Segment
Namisa (1)	59.99%	59.99%	2,127	3,516	-	-	694
Riversdale (2)	-	14.99%	-	184	-	-	-

Total			2,588	4,216	84	127	809

Provision for loss on investments
Logistic segment
Transnordestina	84.50%	-	-	-	(8)	-	-

Total					76	127	809

(1) On December 30, 2008, our ownership interest in Namisa was decreased from 100% to 59.99%, and through a shareholders agreement we no longer controlled Namisa. Accordingly, Namisa’s results have been consolidated until the date of sale. In 2007, Namisa was fully consolidated.
(2) The Company, through its subsidiary CSN Madeira, has an indirect interest in Riversdale Mining Limited, a publicy-held company listed on the Australian Stock Exchange, with a 14.99% interest on December 31, 2009, corresponding to 28,750,598 capital stock shares.

MRS Logística (“MRS”)

The interest in this railroad network was acquired through participation in a consortia which obtained, in privatization auctions, the concessions to operate the railway networks of the Rede Ferroviária Federal. MRS provides the principal means of transporting the Company’s raw materials to the Presidente Vargas Steelworks facility. As of December 31, 2009, the Company had direct ownership in MRS’ capital of 22.93% and indirect ownership of 6% through Namisa and 4.34% through IIF, totaling 33.27% of MRS capital.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Transnordestina Logística S.A. (“Transnordestina”)

In the General Meeting held on May 12, 2008, Transnordestina Logística S.A. (“Transnordestina”) became the name of former CFN, and at the same date CSN increased its ownership in Transnordestina to 71.24% through use of its advances for future capital increase in the amount of US$81 (R$136 million). Further, on November 17, 2008, CSN increased its ownership to 84.50% by capitalization of US$111 (R$254 million). In 2009, CSN’s interest in Transnordestina decreased to 84.34%.

In association with the Brazilian Federal Government, the Company will invest R$2.1 billion in Transnordestina to lay 1,800 kilometers of track, creating the Nova Transnordestina Railway, which will have a transport capacity twenty times greater than at present and is expected to play an important role in the development of Brazil’s Northeast region. Completion is scheduled for 2012. Transnordestina was jointly-controlled by us and Taquari Participações S.A., a related party Company, pursuant to a shareholder´s agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003.

During 2009, the Company increased Transnordestina’s capital which was subscribed and paid-up only by CSN upon the capitalization of advance for future capital increase not followed by Taquari Participações S.A.. Pursuant to a shareholders’ agreement from December 2009, Taquari Participações decided not to follow the future capital increases, as well recompose its participation, giving up control over Transnordestina. Therefore, as from December 31, 2009, Transnordestina became a full controlled subsidiary of CSN, and has been consolidated since December 2009.

ITÁ Energética S.A. (“Itasa”)

Itasa has an ownership of 60.5% in the Consortium Itá, created to explore the Itá Hydrelectric Plant, in accordance with the concession contract signed on December 28, 1995 and its addendum No.1 dated of July 31, 2000 celebrated between the National Agency of Electric Energy (“ANEEL”) and the consorted companies Itasa and Tractebel Energia S.A. (former “Centrais Geradoras do Sul do Brasil – Gerasul”).

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

Nacional Minérios S.A. (“Namisa”)

On December 30, 2008, we sold 2,271,825 shares of Namisa’s voting capital, one of our mining subsidiaries and, subsequently, Namisa issued 187,749,249 new shares at a price of US$16.20 per share, subscribed and paid up by Big Jump Energy Participações S.A. (“Big Jump”), a company whose shareholders are Brazil Japan Iron Ore Corporation (“BJIOC”) and Posco, increasing its ownership interest to 40%, diluting our voting and total interest in Namisa to 59.99% . BJIOC is a company incorporated by a consortium formed by the Japanese companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries Ltd, Kobe Steel Ltd and Nisshin Steel Co Ltd, and the Korean company, Posco. Big Jump paid in cash for Namisa’s shares the amount of US$3,041. Upon acquisition, the new corporate structure of Namisa by which Big Jump holds 40% and CSN holds 59.99% of Namisa’s shares and also based on the Shareholders’ Agreement signed by both parties, the Company’s management concluded that Namisa’s balance sheet should be deconsolidated on December 30, 2008; accordingly, Namisa’s results have been consolidated until the date of sale and dilution. For deconsolidating Namisa, the Company analyzed and applied EITF No.96-16 – “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”), included in ASC Subtopic 810-10 with the purpose of determining whether the minority rights held by the minority shareholder overcome the presumption of SFAS 94 –“Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94”), included in ASC Subtopic 810-10, that all majority-owned investees should be consolidated. Based on the analysis of EITF 96-16, it was concluded that the Asian consortium has effective and significant participation rights rather than protective rights. Substantive minority rights that provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be related to

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

the investee’s ordinary course of business, although also protective of the minority shareholder’s investment, should overcome the presumption in SFAS 94 that the investor with a majority voting interest should consolidate its investee. Particularly with respect to our non-consolidated subsidiary Namisa, we may be required to reacquire all ownership interest of our Asian partners in the event of a dead-lock with respect to a material issue under our shareholders’ agreement. We and Big Jump Energy Participações S.A. have entered into a shareholders’ agreement in order to govern our joint-control of Namisa. Under certain situations provided for in the shareholders’ agreement, a dead-lock resolution process may be established. This procedure requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In case the dead-lock remains, the shareholders’ agreement provides for call and put options, which entitles Big Jump Energy Participações S.A. to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of Big Jump Energy Participações S.A. in Namisa, in each case for the fair market value of the respective shares.

The Company and Namisa have signed long-term contracts to ensure supply of iron ore (“run of mine”) extracted from Casa de Pedra mine, and port services rendered by CSN. These contracts have been prepaid by the abovementioned consorted companies at the same amount of US$3,041, recorded as due to related parties in long-term liabilities. Namisa’s operations are fully integrated and include rail transportation access guaranteed by a long-term contract signed with MRS. In this context, CSN capitalized Namisa by transfer of 10% of its ownership in MRS’ capital.

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

Namisa’s assets, liabilities and statements of income information as of December 31, 2008 and 2009, and for the portion of the years then ended after CSN’s deconsolidation of Namisa, are presented as follows:

	Year ended December, 31

Accounts	2008	2009

Current assets	811	1,456
Noncurrent assets	3,706	5,470
Current liabilities	(667)	(221)
Noncurrent liabilities	(306)	(846)
Stockholder’s equity	(3,544)	(5,859)

Gross operating revenue	-	740
Net operating revenue	-	735
Costs of products sold and operating expenses	-	(622)
Non-operating income (expenses), net	-	513
Income before income taxes and equity in results of affiliated companies	-	626
Income taxes	-	(168)
Net income	-	458

On July 30, 2009, Big Jump was merged into Namisa and, as a result, Namisa’s capital increased to US$591, represented by 475,067,405 shares, of which 285,040,443 shares are owned by CSN, 159,242,336 shares are owned by BJIOC and 30,784,626 shares are held by Posco. Upon the merger, which occurred without changing CSN’s ownership interest, the Company adopted income statement recognition as its accounting policy following the same criteria used on the recognition of Namisa’s gain abovementioned and, accordingly, recorded a net gain in the amount of US$419.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The gain of US$419 abovementioned is non-taxable since is not considered as a capital gain in accordance with Brazilian tax legislation.

Riversdale Mining Limited (“Riversdale”)

Incorporated in 1986, Riversdale Mining Limited is a mining company listed on the Australian Stock Exchange. Riversdale intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has a coal mine in South Africa, and a reserve in Mozambique, among other mines. In 2009, CSN acquired 14.99% of Riversdale’s shares listed on the Australian Stock Exchange, at the purchase price of US$162. This investment is currently recorded as available for sale and the change in fair value is recorded within other comprehensive income (loss).

11 Goodwill

As of December 31, goodwill recognized from the business acquisitions of the Company are comprised as follows:

	2008	2009
Logistics
MRS Logística	4	6
	4	6
Mining
ERSA	32	43
	32	43
Steel
GalvaSud	47	61
Prada	40	54
Lusosider Projectos Siderúrgicos	4	4
	91	119

	127	168

12 Property, plant and equipment

	As of December 31, 2008

	Cost	Accumulated Depreciation	Net

Land	59	-	59
Buildings	335	(43)	292
Equipment	2,699	(489)	2,210
Furniture and fixtures	51	(38)	13
Mines and reserves	7	-	7
Other	138	(55)	83

	3,289	(625)	2,664
Construction in progress	879	-	879

	4,168	(625)	3,543

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	As of December 31, 2009

	Cost	Accumulated Depreciation	Net

Land	74	-	74
Buildings	808	(111)	697
Equipment	4.504	(944)	3,560
Furniture and fixtures	64	(48)	16
Mines and reserves	9	-	9
Other	215	(85)	130
	5,674	(1,188)	4,486

Construction in progress	1,130	-	1,130

	6,804	(1,188)	5,616

Construction in progress consists principally of a group of investments in equipment in order to improve the productivity of the Company’s production units and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information and telecommunication technologies. In 2007, 2008 and 2009, capitalized interest amounted to US$37, US$116 and US$48, respectively.

As of December 31, 2008 and 2009, the fixed assets securing financial obligations amounted to US$21 and US$28, respectively.

The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the “Manifesto Mina”, which confers to CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2008 and 2009, the net fixed assets of Casa de Pedra were US$655 and US$626, respectively, mainly represented by US$453 and US$528 of construction in progress. As of December 31, 2008 and 2009, capitalized interest in Casa de Pedra assets amounted to US$20 and US$31, respectively.

13 Loans and financing

	As of December 31,

	2008				2009

	Current portion		Long-term		Current portion		Long-term

	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries	CSN	Subsidiaries

Foreign Currency

Pre-export financing (e)	21	-	583	-	101	-	1,432	-
Securitized Receivables (c)	-	88	-	300	-	60	-	217
Euronotes (d)	-	-	-	950	-	-	-	1,700
Perpetual notes (b)	-	-	-	750	-	-	-	750
Financed imports	33	-	42	-	33	-	33	-
BNDES/Finame	4	-	43	3	10	1	39	4
Advances on export contracts (g)	973	-	100	-	124	-	-	-
Other	-	99	-	50	-	1	-	85

	1,031	187	768	2,053	268	62	1,504	2,756

Denominated in
Brazilian Reais

BNDES/Finame (f)	73	2	298	21	92	24	543	233
Debentures (a)	-	-	257	-	-	-	345	-
Financed imports	-	-	-	-	1	-	4	-
Pre-export financing (i)	-	-	-	-	-	-	792	-
Bank Credit (h)	-	-	-	-	-	-	1,135	-
Other	-	3	2	37	-	5	-	7

	73	5	557	58	93	29	2,819	240

	1,104	192	1,325	2,111	361	91	4,323	2,996

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Total of loans and financing	1,296	3,436	452	7,319

a. In December 2003, the Company issued R$900 million (US$312 translated using the exchange rate as of the date of the transaction) of real-denominated debentures in three tranches: a R$250 million (US$85.5 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 106.5% of CDI (Interbank Certificate of Deposit), a R$400 million (US$136 translated using the exchange rate as of the date of the transaction) tranche with a three-year maturity (liquidated in December 2006) and bearing interest at 107% of CDI, and a R$250 million (US$190.5 translated at the exchange rate as of the date of the transaction) tranche with a five-year maturity, indexed to the IGP-M and bearing interest at 10% per annum.

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600 million (US$257 translated at the December 31, 2008 exchange rate). Compensation interest is applied to the face value balance of these debentures, representing 103.6% of CDI, and the maturity of the face value is scheduled for February 2012, without early redemption option. The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

b. In July 2005, the Company issued perpetual notes in the amount of US$750 that bear interest at 9.5% per annum. The notes have no maturity date; however, as from 2010, the Company has the right to settle the notes paying the outstanding amounts at that date. The interest payments on the perpetual notes are mandatory and have been paid quarterly since October 14, 2005.

c. In May 2003, June 2004 and June 2005, the Company received the proceeds of the notes issued by CSN Islands VI Corp. selling the rights of future exports (Securitization program), and such proceeds were transferred to CSN at the same interest rates and maturity dates. Such notes have original maturity periods of 7, 8 and 10 years, respectively, and will be repaid through export sales of CSN subsidiaries.

d. On July 24, 1997, CSN Iron issued Euronotes in the amount of US$600, with a maturity of 10 years, at an interest rate of 9.125% per annum., under the guarantee of CSN, represented by a Promissory Note. The interest is due semiannually. The Company has already paid a total amount of the US$521 up to December 31, 2006 and the outstanding amount of the Notes due in 2007 was settled during that year. In December 2003, the Company issued Bonds through its subsidiary CSN Islands VIII in the amount of US$550, which bear annual interest of 9.75% and have a maturity in 2013.

In March 2004, through the subsidiary CSN Islands VII, the Company issued bonds in the amount of US$275, which bear interest of 10.75% . These Bonds matured in September 2008, and were liquidated during 2008.

During 2005, the Company issued bonds through its subsidiary CSN Islands IX in the total amount of US$400, which bear annual interest of 10.5% and mature in 2015.

In September 2009, the Company issued bonds through its subsidiary CSN Islands XI in the total amount of US$ 750, which bear annual interest of 6.875% and mature in 2019.

e. Comprised of various bank loans which bear interest rates ranging between 1.50% and 6.25% per annum and have maturity dates from 2010 through 2014.

f. In January 2007, the Company entered into two new financing contracts of US$398 with BNDES which amounted to US$635 (including current and long-term portion) as of December 31, 2009, and bear annual interest of 8.7% and 9.7% with a maturity date in 2014. The proceeds will be used in certain mining and logistics projects.

In March and November 2009, the Company entered into new financing contracts of US$147 with BNDES which amounted to US$181 (long-term portion) as of December 31, 2009, and bear annual interest of 7.55% with a maturity date in 2027. The proceeds will be used in certain logistics projects.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

During 2008 and 2009, the Company, through its subsidiary Transnordestina, entered into financing contracts which amounted to US$196 (including current and long-term portion) as of December 31, 2009, and bear annual interest of 7.30% with maturity date in 2020. The proceeds will be used in certain logistics projects.

g. Consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export sales advances with financial institutions. At December 31, 2009, the Company had US$124 outstanding short-term debt which bears interest rates between 4.35% and 4.98% per annum and matures at various dates through 2010. During 2009, many of the export sales advances were liquidated and the Company entered into new long-term Pre-export financings.

h. In August 2009, the Company entered into a new financing contract with “Caixa Econômica Federal” under its Special Credit for Large Companies, in the amount of US$1,135 which bears annual interest of 117.5% of CDI with a maturity date in 2012.

i. In December 2009, the Company entered into eight new pre-export financing contracts in the total amount of US$792 which bear interest rates between 104.8% and 109.5% of CDI per annum and mature at various dates between 2013 and 2014.

Loans and financing with certain agents contain restrictive clauses, with which the Company is in compliance as of December 31, 2009. Some of the main covenants are informed as follows:

Export and import financing operations

“The Company shall maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company shall export products in an amount sufficient to cover the principal and interest accrued which are due on the respective payment dates.”

Export credit notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

“The Company shall export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.”

BNDES financing

“The Company shall prove the investment of own funds established in the project.”

“The Company shall promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary.”

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Debentures

“The Company shall immediately notify the Fiduciary Agent on the announcement of any general debenture holders’ meeting by the issuer.”

The Company and its subsidiaries also assume specific covenants to certain contracts, but usual in operations of the same nature, which had also been complied with as of December 31, 2009, as follows:

Covenants of the Company and subsidiaries for Eurobonds issued by subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp. (Eurobonds):

“The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Company’s covenant in Bank Letter of Credit (“CCB”) with Caixa Econômica Federal:

“The Company shall maintain in the collection account, at Caixa Econômica Federal, receivables in the amount of 25% of the operation’s outstanding balance.”

Restrictive covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization)

“CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

On July 2, 2009, CSN (1) notified the creditors of 2003-1 tranche notes on its irrevocable intention of performing the early redemption of such notes, settlement of which occurred on August 5 and (2) started a consent solicitation process with creditors related to the 2004-1 and 2005-1 tranche notes of the Securitization program, in order to obtain from the latter consent or waiver in relation to the following matters: (i) inclusion of iron ore receivables in the Securitization program; (ii) adoption of flexible dates for the performance of early redemption of notes; (iii) change in a few export coverage ratios provided for in the program; and (iv) disregard of Accumulation Events occurred in the 21st and 23rd quarters of the program, for possible characterization purposes of early amortization event. On August 5, 2009, the Bank of New York Mellon confirmed to have received the creditors’ consents for both tranches in sufficient amount to approve all the aforementioned matters. Notwithstanding having obtained said approvals, the Company’s temporary fund allocation this quarter (up to the amount corresponding to twice the debt service) to an account managed by the custodian bank (Accumulation Event in the amount of R$70,829) due to the insufficient level of exposure to comply with certain export coverage ratios in the 23rd quarter of the program (ended on April 30, 2009) shall be maintained until the Company resumes compliance with the coverage ratios originally provided for in the securitization program agreements.

Transnordestina (BNDES financing)

“Transnordestina commits not to change, without prior and express authorization of BNDES, its share control.”

At December 31, 2009, the current portion of long-term debt and long-term portion of the Company’s indebtedness had annual interest rates as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	% per annum	CSN	Subsidiaries

Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 2.7 to 14.0	92	25
General price índex (“IGP-DI”)	IGP-DI plus 8.01	1	-
Other	Zero to 7.96	-	4
		93	29
Denominated in foreign currency
United States dollar	1.50 to 9.55	268	62
		361	91
		452

	% per annum	CSN	Subsidiaries
Denominated in local currency

Long-term interest rate (“TJLP”)	TJLP plus 2.7 to 14.0	543	233
General price index (“IGP-DI”)	IGP-DI plus 8.01	4	-
Interbank Certificate of Deposit (“CDI”)	104.8 to 117.5% of CDI	2,272	-
Others	Zero to 7.96	-	7
		2,819	240
Denominated in foreign currency
United States dollar	1.50 to 11.74	1,504	2,721
Euro	Zero to 3.89	-	3
Yen	4.19	-	32
		4,323	2,996
		7,319

Indices (average) and foreign currency variation applied to debt in each year are as follows:

	%

	2007	2008	2009

TJLP – Long-term interest rate	6.4	6.3	6.2
CDI – Interbank deposit certificate	11.7	12.3	9.8
IGPM – General index of market price	7.8	9.8	(1.7)
United States dollar exchange rate change	(17.2)	31.9	(25.5)
Euro exchange rate	(7.5)	24.1	(22.6)

The long-term portion of the Company’s debt outstanding at December 31, 2009 becomes due as follows:

2011	1,112
2012	2,104
2013	1,250
2014	601
2015 and thereafter	1,502
Perpetual securities	750

Total	7,319

Security for the Company’s debt outstanding at December 31, 2009 was as follows:

Property, plant and equipment	28
Corporate guarantees	43
Imports	24
Bank guarantee	118

Total	213

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

14 Stockholders’ equity

(a) Capital

On December 31, 2008 and 2009, shares issued were 1,586,807,676 and 1,510,359,220, respectively, common shares (post split) with no par value. Outstanding shares (post split) were 1,517,338,908 as of December 31, 2008 and 1,457,970,108 as of December 31, 2009. The decreases in the number of common and treasury shares in 2009 as compared to 2008 were caused by cancellations as described in item (b) below.

(b) Treasury stock

During 2009, the Board of Directors approved share buyback programs by the Company to hold in treasury for subsequent sale and/or cancellation, made in accordance with the limits and provisions of CVM’s Instruction No. 10/80. As a result, on August 21, 2009, at the Extraordinary General Meeting the cancelation of 17,079,656 (post split) shares was approved and on August 13, 2009, 59,368,800 (post split) shares were repurchased. On September 14, 2009 at the Extraordinary General Meeting the cancelation of 59,368,800 (post split) shares was approved of which 6,979,688 (post split) were repurchased in August 13, 2009.

The Board of Directors approved the acquisition by the Company, through a private operation, of 29,684,400 ADRs previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floor sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, 2009, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled.

On December 18, 2009, the Board of Directors authorized the opening of a new share buyback program, authorizing the Company to acquire up to 28,874,810 shares (post split) issued by the Company itself, to be held in treasury for subsequent sale or cancellation. As of May 28, 2010, the Company had not repurchased any shares under this program.

Treasury stock as of December 31, 2009 was as follows:

Number of Shares (*)	Amount Paid for Shares	Per Share Cost (in US$) Average
52,389,112 (post split)	649	12.40

(*) Retroactively adjusted as per the stock split approved in March 2010 (see note 25 (f)).

While maintained in treasury, these shares are not entitled to receive dividends and have no property or voting rights. As of December 31, 2009, the market value of the shares held in treasury amounted to US$842 (US$426 as of December 31, 2008).

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

(d) Dividends and interest on stockholders’ equity

The Company’s By-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law, which comprises net income after deduction of legal reserve. Interest on stockholders’ equity since January 1, 1996 is considered part of the minimum dividend. Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. At December 31, 2008 and 2009, retained earnings as stated in the statutory accounting records was fully transferred to reserves or distributed as dividends. In addition, in accordance with the statutory accounting records, appropriated retained earnings at

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

December 31, 2008 included the amount of US$1,776 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on stockholders’ equity, if approved by the stockholders. As of December 31, 2009, the minimum annual dividend amounted to approximately US$220 which will be paid during 2010.

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

Until January 1996, CBS had only a defined benefit plan with benefits based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (the Brazilian Government’s Secretary for Supplementary Social Security or the “SPC”) approved the implementation of a new benefit plan as of January 1996, called the Plano Misto de Benefício Suplementar (the “Hybrid Plan”), structured in the form of a defined contribution plan. Employees hired after that date can only join the new hybrid plan. Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new hybrid plan. As of December 31, 2009, CBS had 28,419 participants, of whom 22,056 were contributors (28,201 and 22,721, respectively, at December 31, 2008) enrolled in the benefit plans, including 12,884 active (12,406 at December 31, 2008) and 15,535 beneficiaries (15,795 at December 31, 2008) employees. Of the total participants at December, 31 2009, 14,669 belong to the defined benefit plan and 13,750 to the hybrid plan.

CBS’s assets comprise principally shares of CSN, government securities and properties. At December 31, 2009, CBS owned 70,981,734 (post split) common shares of CSN (70,981,734 (post split) common shares at December 31, 2008). During 2009, CBS received US$0.77 per share (post split) of dividends and interest on stockholders’ equity from these shares. No shares were sold during 2009. Pension assets totaled R$2.3 billion (US$1 billion) and R$3.5 billion (US$2 billion) at December 31, 2008 and 2009, respectively. CBS’s fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities.

(b) Investment policy

The investment policy establishes principles and guidlines that must be followed in the investment process of the resources received, with the objective of promoting assurance, liquidity, and profitability levels needed to meet the balance between assets and liabilities of the plan.

The investment plan is revised annually and approved by the Deliberative Board. This investment policy formalizes the targets and limits of implementation and management of the portfolio investment entity, and establishes guidelines for resources allocation and for assessment and risk control.

The investment criteria and limits established are based on Resolution No. 3,792/09 issued by the National Monetary Council (“CMN”).

(c) Expected long-term rate of return on assets

The expected long-term rate of return on assets of each benefit plan was determined by CBS based on the return expectancy for each asset category, as well as the target allocation of assets between those categories specified in CBS’s investment policy and budget for year 2009. For purposes of determining the expected long-term rate of return on plan

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

assets the Company considered short and long-term scenarios for each category of assets. The resultant rates are shown in the table below:

Assets Allocation (%)
				Weighted-Average
Asset				Expected Long-Term
Category	December 31, 2008	December 31, 2009	Target	Rate of Return (%)
Debt Securities	48.5	61.5	68.4	9.5
Equity Securities	44.0	33.8	23.3	12.3
Real Estate	3.2	1.9	4.2	9.7
Loans	4.3	2.8	4.1	16.0
Total	100.00	100.00	100.00	10.3

The table below demonstrates how the resources can be allocated:

Assets Allocation (%)
Asset
Category	Minimum	Maximum	Target
Debt Securities	30	100	68.4
Equity Securities	-	70	23.3
Real Estate	-	8	4.2
Loans	-	15	4.1
Structure Investments	-	10	-
Foreign Investments	-	10	-

(d) Defined benefit plan

The Company applies its defined benefit plan actuarial assumptions using December 31 of each year as the measurement date. Information with respect to the Company’s defined benefit plan as of December 31 is as follows.

	2008	2009

Projected benefit obligation at beginning of year	887	609
Service cost	1	2
Interest cost on PBO	84	88
Actual benefits payments	(75)	(75)
Change in assumptions	(149)	134
Effect of exchange rate changes	(197)	232
Actuarial loss	58	10

Projected benefit obligation at end of year	609	1,000

Change in plan assets
	2008	2009

Fair value of plan assets at beginning of year	1,025	525
Actual return on plan assets	(283)	511
Employer contributions	36	35
Employee contributions	1	1
Actual benefits payments	(75)	(75)
Effect of exchange rate changes	(179)	248

Fair value of plan assets at end of year	525	1,245

Accrued pension cost asset (liability)
	2008	2009

Funded status, excess (shortfall) of plan assets over projected benefit obligation	(84)	245
Unrecognized actuarial gain	-	-

	(84)	245

Prepaid pension cost – non-current assets	-	245

Accrued pension cost – current liabilities	(24)	-
Accrued pension cost – non-current liabilities	(60)	-

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Changes recognized in accumulated other comprehensive (loss) income before tax
2009

Transition asset not yet recognized in net periodic pension cost	1
Prior service credit not yet recognized in net periodic pension cost	11
Prior service credit recognized in net periodic pension cost during the period	(1)
Net actuarial gain arising in the period	331
Gain not yet recognized in net periodic pension cost at beginning of period	16
Gain recognized in net periodic pension cost	1

Total	359

Deferred tax effect	(122)

Total recognized in accumulated other comprehensive income	237

Net periodic pension cost includes the following components for the years presented:

	2007	2008	2009

Service cost	1	1	1
Interest cost on projected benefit obligation	83	84	88
Expected return on plan assets	(84)	(100)	(77)
Amortization gain	-	(55)	2
Net amortization and deferral	(1)	(1)	(2)

	(1)	(71)	12
Employee contributions	(1)	(1)	(1)

Net periodic pension (credit) cost	(2)	(72)	11

The expected net periodic pension cost, calculated in accordance with SFAS 87, included in FASB ASC Subtopic 715-10 and SFAS 158, included in FASB ASC Subtopic 715-20 for the year ending December 31, 2010, amounts to R$(75) million (US$(43) translated at the December 31, 2009 exchange rate) for the defined benefit plan as shown in the table below:

Service cost	2
Interest cost	107
Expected return on assets	(91)
Net amortization and deferral	(59)
Periodic post retirement benefit (credit)	(41)
Expected employee contributions	(2)
Net periodic pension cost	(43)

Actuarial assumptions used for the calculations were:

Discount rates	2007	2008	2009
	Inflation plus 6%	Inflation plus 8.5%	Inflation plus 6.7%
Rates of increase in compensation levels	Inflation plus 1%	Inflation plus 1%	Inflation plus 1%
Expected long-term rate of return on assets	10.7%	13.1%	10.3%
Mortality	AT-83 Table segregated by sex (1)	AT-83 Table segregated by sex (1)	AT-2000 Table segregated by sex (1)
Disability	Mercer disability multiplied by two	Mercer disability multiplied by two	Mercer disability multiplied by two
Disabled mortality	Winklevoss	Winklevoss	Winklevoss
Turnover	2% per year	2% per year	2% per year
Retirement age	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit	100% when first eligible for a retirement benefit

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

During 2006, the Brazilian government defined that post retirement benefit plans liabilities should be valued considering at least the life expectancies obtained through AT83 mortality table, which were considered to be the mortality tables that best reflect the life expectancy in Brazil. For 2009, the mortality table adopted for measuring the actuarial liabilities related to the post retirement benefits presented in these financial statements was amended from AT83 to AT-2000, segregated by sex.

The projected annual inflation rate adopted was 4.2% for all years presented.

The discount rates and expected long-term rate of return on assets have changed for 2009, as management believes the rates more adequately reflect CBS’s earnings and Brazil’s projected economic scenario.

Accumulated benefit obligation

	2008	2009

Actuarial present value of:
Vested benefit obligation	607	998
Non-vested benefit obligation	2	2

Total accumulated benefit obligation	609	1,000

(e) Expected contributions

Defined benefit plan

The Company’s expected contributions for 2010, amounting to R$61.6 million (US$35.4 translated at the December 31, 2009 exchange rate), are estimated based on the actual cost for each valued plan as of the valuation date. The expected benefit payments for 2010, amounting to R$135.9 million (US$78.0 translated at the December 31, 2009 exchange rate), are estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefit payments, translated at the December 31, 2009 exchange rate, are as follows:

2010	78
2011	80
2012	83
2013	85
2014	88
2015 to 2019	472

Hybrid plan

The Company does not expect to make contributions for the defined benefits in 2010 for the hybrid plan. The Company’s expected contributions in 2010 for the defined contribution portion amounts to R$21.4 million (US$12.3 translated at the December 31, 2009 exchange rate).

The estimated future benefit payments, translated at the December 31, 2009 exchange rate, are as follows:

2010	10
2011	11
2012	11
2013	11
2014	12
2015 to 2019	59

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

(f) Defined contribution plan

The defined contribution plan is funded through contributions by the Company and the participants to the plan. CSN has committed to contribute to the plan a percentage of the salary of each participant, ranging from 3% to 5%. The Company’s contributions to the plan during 2007, 2008 and 2009 amounted to US$10.1, US$8.6 and US$12.3, respectively.

(g) Fair value measurements of plan assets by major categories

	Fair value measurements on plan assets at December 31, 2009
	Total	Level 1	Level 2	Level 3
Debt Securities	755	-	755	-
Equity Securities	1,157	1,157	-	-
Real Estate	43	-	43	-
Loans	57	-	57	-
Other	1	1	-	-
	2,013	1,158	855	--
Funds related to the defined contribution plan
(Hybrid plan)	(768)
Fair Value of plan assets at end of year	1,245

Level 2:

Debt Securities are mainly comprised of debentures, Interbank Certificate of Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Loans are related to loans to participants that must follow the rules approved by the CBS's Council and the maximum limit of 15% of total resources, established in Resolution No. 3,792/09 issued by the National Monetary Council (“CMN”).

Real estate assets were valued by a specialized asset Appraisal Company.

16 Employee benefits

In addition to the pension fund, the Company makes monthly contributions based on the amount of payroll for government pension, social security and severance indemnity plans, and such payments are expensed as incurred. Also, certain severance payments are due upon dismissal of employees, consisting principally of one month’s salary and a severance payment calculated at 40% plus 10% (according to Supplementary Law No. 110/2001) of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. The amounts paid on dismissal totaled US$8, US$6 and US$8 for the years ended December 31, 2007, 2008 and 2009, respectively. Based on current operating plans, management does not expect that amounts of future severance indemnities will be material.

17 Commitments and contingencies

(a) Accruals and deposits

The accrual for contingencies, disputed taxes payable and the related legal deposit balances are as follows:

	As of December 31, 2008		As of December 31, 2009

	Deposits	Accrual	Deposits	Accrual

Short-term
Labor		49		84
Civil		20		25

		69		109

Long-term
Labor	22	1	43	4
Civil	10	-	19	1

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Disputed taxes payables
IPI	512	953	297	-
Income tax and social contribution	333	504	314	724
Other taxes	16	100	91	113
Environmental	-	31	-	67
Other	-	29	43	32

	893	1,618	807	941

The provisions for contingencies relate to legal proceedings with respect to which CSN deems the likelihood of an unfavorable outcome to be probable and the loss reasonably estimable. This determination is made based on the legal opinion of CSN’s internal and external legal counsel. CSN believes these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5), included in ASC Topic 450, Contingencies. Those contingencies related to income taxes and social contributions are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48, included in ASC Subtopic 740-10. CSN is also involved in judicial and administrative proceedings that are aimed at obtaining or defending CSN’s legal rights with respect to taxes that CSN believes to be unconstitutional or otherwise not required to be paid by CSN. The Company believes that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. CSN does not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the Courts in Brazil. When CSN uses contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, CSN maintains the legal obligation accrued in the Company’s financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. The Company’s accruals include interest on the tax obligations that CSN may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.

CSN classifies an accrual as short-term when it expects the liability to be settled in 365 days or less. As of December 31, 2009, US$109 has been classified as a short-term accrual for contingencies (US$69 as of December 31, 2008). This usually occurs when a final, unappealable and irrevocable judgment has been rendered and the legal processes are in the execution phase. Given the complexity of the Brazilian legal system and the intricacies of some claims, it is impracticable for Brazilian companies to predict the time period in which final decisions will be reached for such claims. Consequently, these claims are classified as long-term liabilities.

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

On November 26, 2009, CSN and its subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining its pending lawsuits.

As a result, in 2009, the Company recorded the adjustments necessary to be made in the provisions, as well as reductions in debts, including debts offset against IPI premium credit over export and sundry debts, which amounted to US$2.9 billion, including interest and related charges. Adherence to the special tax programs reduced the amount previously due in fines, interest and legal charges, generating a positive impact on the Company’s pre-tax income of US$255, recorded in other income (expense), net in the statement of income.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The new amount of the debts following the reductions stipulated by the tax program of Law 11,941/09 was offset with court deposits and the residual amount will be settled in 180 installments as of the ratification of the debts by the authorities, which is expected to take place in mid-2010. The debts due under Provisional Measure 470/09 are being settled in 12 installments beginning in November 2009. On December 31, 2009, taxes payable in installments from Refis were US$475.

Labor contingencies

As of December 31, 2009, total accrual relating to probable losses for these contingencies was US$88 (US$50 in 2008). Our legal counselors periodically review accruals based on their judgment, as well as the recent track records of these disputes. Most of the lawsuits are related to alleged joint liability between us and our independent contractors, wage equalization, differences of 40% fine on the FGTS deposits due to inflation purge, additional payments for unhealthy and hazardous activities, overtime and profit sharing differences from 1997 to 1999 and from 2001 to 2003. The lawsuits related to the alleged joint liability between us and our independent contractors represent a significant portion of the total labor suits against us, and refer to non-payment of labor charges by our independent contractors to their employees, for which we may be found jointly liable.

Civil contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, are a result of occupational accidents and diseases related to our industrial activities. Our legal counselors periodically revise the accruals based on their judgment and the recent track record on these disputes. As of December 31, 2009, the amount of the accrual relating to probable losses for these contingencies was US$26 (US$20 as of December 31, 2008).

Disputed taxes payable

• Imposto sobre produto industrializado - IPI (Excise Tax) presumed credit on inputs

The Company has accrued a liability for certain tax liabilities that were offset against credits related to IPI excise tax. The accrual is necessary to offset the contingent gain resulting from the use of IPI excise tax credits. The IPI excise tax credits are similar to value added tax credits related to the purchase of goods used in the production process. Brazilian law prevents companies from recognizing IPI excise tax credits on the acquisition of certain goods. CSN has always believed that this prohibition is unconstitutional since it is not consistent with general value added tax principles, the reason why it challenged this prohibition in the Brazilian courts. In May 2003, we sought and obtained a favorable preliminary order from a Brazilian court authorizing us to compensate federal tax liabilities with IPI excise tax credits under dispute. CSN was awaiting the decision of a Brazilian court of first instance. After such a decision is rendered, CSN expects the decision will be subject to several stages of appellate review before a final unappealable judgment is obtained. The IPI excise tax credit accrual recorded by CSN as of December 31, 2008 represented CSN’s statutory obligation to pay taxes that were offset with IPI excise tax credits.

CSN has noted that several other Brazilian companies have challenged the same prohibition and these companies have received both favorable and unfavorable judgments at different stages of the judicial process. For example, the Federal Supreme Court issued a final, unappealable and irrevocable decision on June 25, 2007 against a given taxpayer, denying the use of these credits. On August 27, 2007 the proceeding had an unfavorable decision for the Company, whose amount of US$519 with the Federal Revenue of Brazil was being paid in installments and transferred the liability to the accounts of taxes payable in installments. From the unfavorable aforementioned decision, an appeal was filed by the Company.

In light of the above, on November 26, 2009, CSN adhered, the abovementioned cases to the Federeal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Executive Order 470/09, and as a result the amount payable in installments was reduced to US$284 as of December 31, 2009 (US$369 as of December 31, 2008).

• IPI premium credit over exports

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The Company has accrued a liability for certain tax liabilities that were offset against IPI premium tax credits. The accrual is necessary to offset the contingent gain resulting from the use of IPI premium tax credits and represents the statutory obligation to pay taxes that were offset against these credits. The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax legislation allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. CSN has challenged the constitutionality of the executive branch’s action since only a law enacted by the Brazilian legislature could cancel or repeal benefits duly enacted by prior legislation. In August 2003, CSN sought and obtained a favorable decision from a Brazilian court of first instance that authorized the use of IPI premium tax credits.

The Brazilian National Treasury filed an appeal against such decision and got a favorable decision from Brazilian court of appeals. CSN filed appeals against such decision before both the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court and is still awaiting for decisions from such courts. In September 2006, the National Treasury filed five tax foreclosures against CSN to require payments in the total amount of approximately R$1 billion, referring to the collection of taxes which were offset against the use of IPI premium tax credits.

During 2007, in view of these executions, the distribution of dividends and the payment of interest on shareholders’ equity expected to take place on April 30, 2007 were suspended and the amount allocated for such purpose was blocked by court decision. On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of US$ 270 million (R$536 million translated using the exchange rate as of the date of the transaction). 25% of this amount was substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions took place, the equivalent in shares was released from the lien at the share price determined at the closing price of the day prior to the deposit. In view of these events, the Company’s current accounts were unblocked, the court decision to suspend the dividends distribution on this date was revoked, and dividends were paid to shareholders as from September 4, 2007.

In March 2009, Letters of Guarantee were also offered in the amount of US$ 477 million (R$830 million), which aimed to replace the levy of execution upon securities carried out as of the disclosure of dividend payment. The prevalence of guarantee in treasury shares, bank surety or cash to be deposited judicially has not yet been decided by the Regional Federal Court.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of such debts to the federal tax repayment programs (REFIS) set forth in Provisional Measure 470/09 and Law 11,941/09, according to which the debts may be paid with the reduction of fines, interest and legal charges.

The Company had provisioned the amount of credits already offset, increased by default charges up to September 30, 2009 (as of December 31, 2008, the IPI premium credit accrual represented the accumulated IPI tax credits used of US$953). The new balance after the application of reductions set forth in the program of Law 11,941/09, was offset with court deposits related to referred operations, resulting in an excess deposits amounting to US$297 after application of REFIS reductions, which may be offset by other debts discussed in court by the taxpayer or converted into cash. Such debts are yet subject to ratification by the proper authorities, which is expected to take place in mid-2010. Debts registered pursuant to Provisional Measure 470/09 are being paid in 12 installments as of November 2009.

• Income tax and social contribution

As disclosed in Note 6, the Company accounts for the uncertainties in income tax and social contribution in accordance with FIN 48 beginning on January 1, 2007.

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

At December 31, 2009, the Company has US$195 million (US$144 million in 2008) as judicial deposit and a provision of US$12 million (US$9 million in 2008), which represents the portion not recognized by the courts.

Social Contribution on Income from Export Revenues

The Company filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from referred calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. At December 31, 2009, the amount of suspended liability and the offset credits based on the referred proceedings was US$712 (US$495 at December 31, 2008), already adjusted by the SELIC - Brazilian base interest.

The debts related to the offsetting of amounts paid as from 2001, as well as the debts related to the exclusion of export revenues from taxable basis were included in the Federal Tax Repayment Program (REFIS) introduced by Law 11.941/09. Such debts included in the Tax Repayment Program will be subject to ratification by the proper authorities in mid-2010. CSN still claims for the exclusion of profits derived from exports from the calculation basis of the Social Contribution, according to the initial decision obtained by the Company.

• PIS/COFINS–Law No. 9,718/98

PIS and COFINS are taxes assessed on revenues. In 1998, new tax legislation was enacted which required Brazilian companies to pay PIS and COFINS on revenues resulting from financial investments. Prior to 1998, the Brazilian constitution dictated that Brazilian companies were only required to pay PIS and COFINS taxes on revenues from operational activities. CSN challenged the constitutionality of the assessment of PIS and COFINS from financial investments since, in order to expand the PIS and COFINS tax calculation basis, the Brazilian legislature was required to observe a constitutionally mandated waiting period prior to enacting the legislation. In addition, at the time the new tax legislation was enacted, the Brazilian constitution did not allow such taxes to be assessed on revenues from financial investments. In February 1999, a lower court confirmed this position. CSN sought and obtained a favorable preliminary order in March 2000. In April 2000, the Brazilian tax authorities appealed to Brazilian court of appeals. On March 6, 2006, Brazilian court of appeals issued a decision unfavorable to CSN. On March 10, 2006, CSN appealed against such decision before both the Superior Court of Justice and the Supreme Court. Until the resolution of these appeals, CSN’s rights under the initial favorable decision were still in effect. The PIS/COFINS accrual represents CSN’s statutory obligation to pay PIS/COFINS taxes due. CSN has noted that some Brazilian companies obtained favorable final and unappealable judgments in 2005 regarding similar PIS/COFINS legal challenges. Those companies have accordingly reversed some or most of their related disputed tax payment provisions. However, another company did not obtain a favorable decision and was required to pay the related tax obligation.

On May 31, 2007, a decision in our favor was made final and unappealable. Such decision was published in the Official Gazette of Justice, on June 16, 2007, when in view we reversed the provision existing on that date. The reversal of the provision increased our operating results of 2007 by US$179.

Other non-income tax contingencies

We are party to other judicial and administrative proceedings not described in the notes to CSN’s consolidated financial statements, involving a total of approximately US$2.5 billion as of December 31, 2009 (US$2.5 billion as of December 31, 2008), of which U$$1.7 billion is related to tax proceedings (US$1.9 billion as of December 31, 2008), US$0.2 billion to civil judicial processes (US$0.2 billion as of December 31, 2008) and US$0.6 billion to labor lawsuits (US$0.4 billion as of December 31, 2008). Most of these other proceedings are comprised of tax assessments received related to fines and penalties on credits used to offset legal and tax-related obligations that were previously considered as remote. The Company’s external legal counsel deemed that the risk of loss arising from these lawsuits was only possible as opposed to probable. Therefore, we did not record accruals for contingencies with respect to these lawsuits.

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

The Company records accruals for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. As of December 31, 2009, the Company has a provision for environmental regulation in the amount of US$67 (US$31 as of December 31, 2008) which is considered sufficient by management and its legal advisors to cover all probable losses. No changes in the present conditions and circumstances are expected for the near term which could impact our financial position, results for the year or cash flows.

The main accruals for environmental contingencies as of December 31, 2009 relates to cleaning-up obligations at former coal mines decommissioned by 1989; legal environmental compensation (Federal Law no. 985/2000) projected for new ventures at Santa Catarina, Minas Gerais and Rio de Janeiro states; and cleaning-up obligations due to former operations of Presidente Vargas steelworks. The Company did not include in the accruals the environmental liabilities related to ERSA, since they are by contract the express accountability of the former owner (CESBRA/BRASCAN).

Additionally, we currently have no possible losses arising from environmental lawsuits or remediation costs to incur, that are presently deemed possible. No changes are expected in the near term for that situation.

Commitments

a) “Take-or-pay” contracts

- MRS Logística S.A.

The Company and MRS Logística S.A. entered into a 10-year contract for iron ore transport. According to the "take-or-pay" clause, the Company is committed to pay at least 80% of the tons agreed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. The Company’s total payments under the agreement were US$39 in 2007, US$168 in 2008 and US$139 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)

2010	97
2011	97
2012	97
2013	97
2014	97
2015 and thereafter	146

Total	631

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

- MRS Logística S.A

The Company and MRS Logística S.A entered into a long-term contract for transportation of Iron Ore, Coal and Coke to Volta Redonda whose maturity is scheduled for 2012. The volume set for iron ore and pellets is 8,280,000 tons per year and for coal, coke and other reduction products is 3,600,000 tons per year. It is accepted a variation up to 10%, with a guarantee of payment of at least 90%. MRS, on the other hand, is required to transport at least 80% of the volume established by the agreement. The Company’s total payments under the agreement were US$74 in 2007, US$93 in 2008 and US$71 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)

2010	77
2011	77
2012	57

Total	211

- Ferrovia Centro-Atlântica S.A. (“FCA”)

The Company and FCA entered into a long-term contract for mining products transportation which maturity is scheduled for 2013. According to the "take-or-pay" clause, the Company is committed to ship the minimum of 1,900,000 tons per year. The contract also previews that if CSN’s productive expansion occurs, the minimum volume may be increased up to 2,800,000 tons per year. The Company’s total payments under the agreement were US$35 in 2007, US$39 in 2008 and US$29 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)
2010	38
2011	38
2012	38
2013	38

Total	152

- ALL – América Latina Logística do Brasil S.A.

The Company and ALL entered into a long-term contract for steel products transportation on the route from Água Branca to Araucária, renewable under terms and conditions agreeable to both parties. According to the "take-or-pay" clause, the Company is committed to ship a minimum volume per month of 30,000 tons and, in case the volume for the month exceeds the minimum, the Company will have the right to a discount in tariffs. Also, CSN may opt for transporting steel products on the return trip from Araucária to Água Branca at a maximum quantity of 600 shipments at a minimum of 50 tons per shipment. The tariffs may be adjusted once a year at each contract anniversary based on the changes in prices of fuel and cumulative inflation rates between anniversaries. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. As of December 31, 2008, the outstanding balance of this take-or-pay contract was US$3. The contract expired during 2009 and was not renewed.

- White Martins Gases Industriais Ltda.

To secure gas supply (oxygen, nitrogen and argon), in 2005 the Company signed an addendum related to the 22-year “take-or-pay” agreement with White Martins Gases Industriais entered into in 1994, by which CSN is committed to acquire at least 90% of the annual gas volume contracted from White Martins. The Company’s total payments under the agreement were US$62 in 2007, US$56 in 2008 and US$52 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Amount (US$)

2010	55
2011	55
2012	55
2013	55
2014	55
2015 and thereafter	110

Total	385

- Companhia Estadual de Gás do Rio de Janeiro - CEG RIO

To secure natural gas supply, in 2007 the Company signed a 5-year “take-or-pay” agreement with CEG RIO, by which CSN is committed to acquire at least 286,160,000 m3 of natural gas, which represents 70% of the annual gas volume contracted from CEG RIO. The Company’s total payments under the agreement were US$130 in 2008 and US$180 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)

2010	148
2011	148
2012	148

Total	444

In addition, if the Company does not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract expiration.

- Vale S.A.

To secure pellets supply, in 2009 the Company signed a 5-year "take-or-pay" agreement with Vale S/A, by which CSN is committed to acquire at least 90% of the pellets volume guaranteed in the agreement with Vale S/A. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if Vale S/A is unable to meet its financial obligations. The Company’s total payments under the agreement were US$11 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)

2010	75
2011	75
2012	75
2013	75
2014	50

Total	350

- Companhia Paranaense de Gás – COMPAGÁS

The Company and Companhia Paranaense de Gás entered into a 20-year contract to secure natural gas supply. According to the “take or pay” clause, the Company is committed to acquire at least 80% of the annual natural gas volume contracted from Companhia Paranaense de Gás. The Company’s total payments under the agreement were US$4 in 2008 and US$6 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Amount (US$)

2010	7
2011	7
2012	7
2013	7
2014	7
2015 and thereafter	67

Total	102

- Companhia Paranaense de Energia - COPEL

To secure energy supply, the Company entered into a 20-year agreement with Companhia Paranaense de Energia. According to the “take or pay” clause, the Company is committed to acquire at least 80% of the annual energy volume contracted from Companhia Paranaense de Energia. The Company’s total payments under the agreement were US$4 in 2007, US$5 in 2008 and US$5 in 2009. The future minimum amounts of required payments at December 31, 2009, translated at the exchange rate at December 31, 2009, are as follows:

Amount (US$)

2010	5
2011	5
2012	5
2013	5
2014	5
2015 and thereafter	30

Total	55

b) Steelmaking (Slab Mills) and Long Steel Production

The Company initiated its long steel products brownfield project in Volta Redonda, in the State of Rio de Janeiro, which will be developed inside its main steelmaking facility. In this plant CSN intend to produce 500,000 tons per year of long steel products, such as rod bar (400,000 tons per year) and wire rod. The Company expects to benefit from the existing infrastructure and utilities used to support a blast furnace and a former foundry. The total investment in long steel products production will be of approximately US$340 in installations, including expanding and upgrading a 30-ton electric furnace. The facility will use surplus pig iron and low value added slabs as raw materials. In addition to this plant, CSN is developing in Brazil two greenfield long steel projects with 500,000 tons per year each. The Company’s forecast is that these two plants will start production by the end of 2013. CSN is developing a flat steel project with a projected capacity of 1.5 Mtpy in a location to be confirmed.

c) Iron Ore Project

CSN’s iron ore business comprises the expansion of its mining activities and its seaport facilities, the construction of pellet plants and, to a lesser extent, the trading of iron ore produced by other companies through its own logistics network. CSN expects to produce 89 Mtpy of iron ore products until 2014, 50 Mtpy in Casa de Pedra and 39 Mtpy in Namisa site. We expect to finance these investments with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico Social-BNDES), export credit agencies, the proceeds from offerings of securities and with the free cash flow from its current operations.

CSN is also investing in the expansion of the seaport Solid Bulks Terminal in Itaguaí, or TECAR, to enable annual exports of 84 million tons of iron ore. The current annual export capacity is equivalent to 30 million tons.

In addition to these projects, which are already being implemented, the Company analyzing other brownfield and greenfield opportunities and acquisitions options.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

d) Cement Project

The Company is investing approximately US$410 to build a greenfield grinding mill and clinker furnace, with capacity of 2.3 million tons and 820,000 tons, respectively. This project represented CSN’s entry into the cement market, taking advantage of the slag generated by its blast furnaces and of its limestone reserves, located in Arcos, Minas Gerais. The limestone, which is transformed into clinker, and the slag, accounts for approximately 95% of the production cost to produce cement. In 2009 its cement sales reached 338,000 tons, all from the grinding mill, and we expect to reach full production capacity by 2011. These investments will be financed by BNDES, which has already approved a seven-year credit line of up to US$81 indexed partially on the long-term interest rate (Taxa de Juros de Longo-Prazo), or TJLP, and partially on US dollars, as well as the use of free cash flow from its current operations. In addition to this plant, the Company is developing other projects, such as the installation of an integrated cement plant in Arcos, state of Minas Gerais, taking advantage of its calcareous mine, with capacity of 600,000 tons per year. CSN intends to build three new integrated plants (cement and clinker) in Brazil until 2013, each with a projected capacity of 1 million tons per year. Taken together these projects are expected to have a production capacity of 6.4 million tons of cement until 2013.

e) MRS

The Brazilian Southeastern railway system, covering 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links its mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from its mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports its exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of its steel exports. Its transport volumes represent approximately 28% of the Brazilian Southeastern railway system’s total volume. As of December 31, 2009, US$1,964 (R$3,420) were outstanding and payable by MRS to the Brazilian government federal agencies within the next 17 years, of which US$1,899 (R$3,306) are treated as an off-balance sheet item (See “Item 5E. Off-Balance Sheet Arrangements”). While CSN is jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount, CSN expects that MRS will make the lease payments through internally generated funds and proceeds from financing.

f) CFN/ Transnordestina

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, CSN’s Board of Directors approved a transaction to merge Transnordestina S.A., a company that at the time was state-owned, into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession granted in 1998 to operate the Northeastern Railroad of the RFFSA with 4,238 km of railway track. The Nova Transnordestina Project includes an additional 1,728 km of large gauge, state-of-the-art railway track. The Company expects the investments will allow the company to increase the transportation of various products, such as iron ore, limestone, soy beans, cotton, sugar cane, fertilizers, oil and fuels. The investments will be financed through several agencies, such as FINOR – Northeastern Investment Fund, SUDENE - the Northeastern Development Federal Agency and BNDES. The Company has obtained certain of the required environmental permits, purchased parts of the equipments and services and implementation is advanced in certain regions.

The Company guarantees Transnordestina’s borrowings from BNDES which amount to US$173 at December 31, 2009. Those borrowings are for purposes of financing the investments in infrastructure of Transnordestina. The maximum amount for future payments the guarantor may be required to make under the guarantee is US$104.

As of December 31, 2009, CSN holds 84.34% of the capital stock of Transnordestina S.A., which has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system. The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2009, US$56 million was outstanding over the remaining 17-year term of the concession. CSN is jointly and severally liable for the full payment of the outstanding amount.

The future minimum rental payments, as of December 31, 2009, are due as follows:

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Amount (US$)

2010	3
2011	3
2012	3
2013	3
2014	3
2015 and thereafter	41

Total	56

g) Itaguaí CSN Logistics Platform Project

The Company holds the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas steelworks, Casa de Pedra and Namisa by the southeastern railway system. The Company’s imports of coal and coke are made through this terminal. Under the terms of the concession, CSN undertook to unload at least 3.4 million tons of coal and coke from CSN’s suppliers through the terminal annually, as well as shipments from third parties. Among the approved investments that CSN announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 130 million tons of iron ore per year.

The future minimum rental payments, as of December 31, 2009, are due as follows:

Amount (US$)

2010	1
2011	1
2012	1
2013	1
2014	1
2015 and thereafter	8

Total	13

h) Sepetiba Tecon Concession

We own 99.99% of Sepetiba Tecon S.A., or Tecon, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port. As of December 31, 2009, US$174 (R$303 million) of the cost of the concession remained payable over the next 18 years of the lease.

The future minimum rental payments, as of December 31, 2009, are due as follows:

Amount (US$)

2010	11
2011	11
2012	11
2013	11
2014	11
2015 and thereafter	119

Total	174

i) Iron ore supply agreement with Namisa

The Company entered into long-term agreements at the full amount of U$S3,041 with its non-consolidated subsidiary Namisa to supply iron ore from the Casa de Pedra mine, with maturity scheduled for 2041 as further described below:

Port Operating Service Agreement

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

On December 30, 2008, CSN received approximately US$2.2 billion as prepayment under an agreement with Namisa with a term of 34 years. Under this agreement, we are required to render port services to Namisa, which consists of transporting from 17.1 million tons to 39.0 million tons of iron ore annually. The price of these port services is annually reviewed and prospectively adjusted considering the changes in price of iron ore. The contract is set to expire in 2042.

High Silica ROM

On December 30, 2008, CSN received approximately US$665 as prepayment for a take-or-pay agreement with Namisa with a term of 30 years. Under this agreement, we are required to provide high silica crude iron ore ROM to Namisa in a volume that ranges from 42.0 million tons to 54.0 million tons per year. Depending on the market price for high silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire in 2038.

Low Silica ROM

On December 30, 2008, CSN received approximately US$177 as prepayment for a take-or-pay agreement with Namisa with a term of 35 years. Under this agreement, we are required to provide low silica crude iron ore ROM to Namisa in a volume that ranges from 5.0 million tons to 2.8 million tons per year. Depending on the market price for low silica crude iron ore ROM, we may receive additional amounts under this agreement, which is set to expire in 2043.

j) Covenants

Certain long-term debt instruments contain financial covenants by which the Company is required to maintain levels of leverage, liquidity and ratio indices, such as debt to EBITDA and interest coverage. As of December 31, 2009, the Company was fully compliant with its financial covenants.

18 Guarantees

The Parent Company provides guarantees on obligations of its subsidiaries to third parties. The Parent Company has also provided unconditional and irrevocable guarantees for obligations of certain of its affiliates as follows:

	Currency	Notional (in US$ Millions)	Expiration Date	Conditions

Transnordestina (2)	R$	145.3	Apr 11, 2010 to Nov 15, 2020	BNDES loan guarantee

Transnordestina	R$	25.8	May 21, 2010	BNB FNE loan guarantee

Transnordestina	R$	1.6	Dec 9, 2010	To guarantee the responsibility of the use permit agreement between Transnordestina and Temmar.

CSN Cimentos	R$	15.5	Indeterminate	Collateral signature in guarantee contract for write of summons, pledge, appraisal and registration

CSN Cimentos	R$	15.0	Indeterminate	Collateral signature in guarantee contract for tax foreclosure

Prada	R$	5.7	Indeterminate	Collateral signature in guarantee contract for tax foreclosure

Prada	R$	0.2	Indeterminate	To guarantee the warrantee’s responsibility regarding ICMS

Prada	R$	0.2	Jan 3, 2012	To guarantee the warrantee’s responsibility regarding the purchase and sale of electric power

Prada (3)	R$	0.7	Mar 10, 2010	To guarantee the Private Instrument of Termination and acknowledgment of indebtedness.

CSN Energia	R$	0.6	Indeterminate	Collateral signature in guarantee contract for tax foreclosure

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

CSN Energia (3)	R$	1.9	Mar 22, 2010	To guarantee interest in aeolian energy auction

Itá Energética	R$	53.8	Sep 15, 2013	BNDES loan guarantee

Sepetiba Tecon	R$	2.9	Jun 1, 2010	To guarantee the warrantee’s responsibility regarding infraction notes

Sepetiba Tecon	R$	1.1	Jan 15, 2012	BNDES loan guarantee

Sepetiba Tecon	R$	35.3	Sep 26, 2011	Surety in Commercial Note 40/00048-6

Sepetiba Tecon	R$	8.6	May 5, 2011	Collateral by CSN to issue the Export Credit Note

CSN Islands VIII (1)	US$	550.0	Dec 16, 2013	Guarantee in Bond issuance

CSN Islands IX (1)	US$	400.0	Jan 15, 2015	Guarantee in Bond issuance

CSN Islands X (1)	US$	750.0	Perpetual	Guarantee in Bond issuance

CSN Islands XI (1)	US$	750.0	Sep 21, 2019	Guarantee in Bond issuance

Nacional Minérios S.A. (3)	US$	20.0	Dec 31, 2009	Guarantee in agreement for the rendering of oexternal guarantee

Aços Longos	US$	8.7	Dec 31, 2011	Letter of Credit for equipment acquisition

CSN Cimentos (2)	US$	0.2	Mar 30, 2010	Letter of Credit for equipment acquisition

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

19 Segment and geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” - FASB ASC Topic 280 with respect to the information it presents about its operating segments. SFAS 131 - FASB ASC Topic 280 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the chief operating decision maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Accordingly, we analyze our segment information as follows:

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

Sales by geographic area are determined based on the location of the customers. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales represent revenues from customers located outside of Brazil.

The majority of the Company’s long-lived assets are located in Brazil.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2007

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated
Results
Revenues
Domestic sales	5,090	49	160		(16)	5,283
Export sales	1,477	218				1,695
Sales taxes	(1,053)	(187)	(65)			(1,305)
Discounts, returns and allowances	(156)					(156)
Cost and operating expenses	(3,130)	(347)	(189)	(6)	16	(3,656)
Financial income (expenses), net	(568)	319	30			(219)
Foreign exchange and monetary loss	447	(14)	5			438
Other non-operating income	81					81
Income taxes	(522)	(7)	(5)			(534)
Equity in results of affiliated companies	(12)	(4)	92			76
Net income (loss)	1,654	27	28	(6)	-	1,703

Other information
Total assets	7,255	3,975	744	91		12,065
Capital expenditures and other investments	362	192	29	49		632
Investments in affiliated companies			399			399
Goodwill	117	43	6			166
Depreciation and amortization expenses	(221)	(147)	(26)	(3)		(397)

Sales by geographic area

Asia	48	7				55
North America	665	99				764
Latin America	96	14				110
Europe	614	90				704
Others	54	8				62
Export sales	1,477	218				1,695
Domestic sales	5,090	49	160	-	(16)	5,283
Total	6,567	267	160	-	(16)	6,978

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2008

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated
Results
Revenues
Domestic sales	6,934	402	223		(182)	7,377
Export sales	850	980	-			1,830
Sales taxes	(1,734)	(53)	(48)			(1,835)
Discounts, returns and allowances	(185)					(185)
Cost and operating expenses	(3,765)	(562)	(194)	(4)	182	(4,343)
Financial income (expenses), net	(383)	(11)	14			(380)
Foreign exchange and monetary loss	(1,186)	(65)	(14)			(1,265)
Other non-operating income	77	(2)				75
Gain on dilution of interest in subsidiary	-	1,667	-	-		1,667
Income taxes	(469)	56	(1)			(414)
Equity in results of affiliated companies	-	-	127			127
Net income (loss)	139	2,412	107	(4)	-	2,654

Other information
Total assets	10,385	4,545	603	176		15,709
Capital expenditures	716	14	40	116		886
Investments in affiliated companies and other investments		2,127	461			2,588
Goodwill	89	32	6			127
Depreciation and amortization expenses	(298)	(38)	(4)	(1)		(341)

Sales by geographic area

Asia	20	826				846
North America	312	-				312
Latin America	112	-				112
Europe	381	148				529
Others	25	6				31
Export sales	850	980				1,830
Domestic sales	6,934	402	223		(182	7,377
Total	7,784	1,382	223		(182	9,207

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

	Year ended December 31, 2009

	Steel	Mining	Logistics	Cement	Eliminations	Consolidated
Results
Revenues
Domestic sales	4,766	132	306	44	(44)	5,204
Export sales	579	558	-	-		1,137
Sales taxes	(1,178)	(21)	(45)	(13)		(1,257)
Discounts, returns and allowances	(68)	(2)	-	-		(70)
Cost and operating expenses	(3,221)	(453)	(176)	(44)	44	(3,850)
Financial income (expenses), net	(385)	(469)	(14)	(3)		(871)
Foreign exchange and monetary loss	382	29	9	2		422
Other non-operating income	(26)	-	-	-		(26)
Gain on dilution of interest in subsidiary	-	-	-	-		-
Income taxes	(125)	(62)	(32)	-		(219)
Equity in results of affiliated companies		694	115	-		809
Net loss attributable to noncontrolling interest			2			2
Net income (loss)	724	406	165	(14)	-	1,281

Other information
Total assets	12,057	5,285	1,495	351		19,188
Capital expenditures	479	238	129	84		930
Investments in affiliated companies and other investments		3,699	517	-		4,216
Goodwill	119	43	6	-		168
Depreciation and amortization expenses	(287)	(40)	(14)	(2)		(343)

Sales by geographic area
Asia	125	462				587
North America	162	12				174
Latin America	61	2				63
Europe	213	82				295
Others	18					18
Export sales	579	558				1,137
Domestic sales	4,766	132	306	44	(44)	5,204
Total	5,345	690	306	44	(44)	6,341

Intersegment sales in 2007 occurred from logistics to steel segments, in 2008, US$11 was from logistics to steel and US$171 was from mining to steel segment. In 2009, US$1 was from logistics to cement, US$11 was from steel to cement, US$ 11 was from mining to steel and US$21 was from logistics to steel.

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

The balances at December 31, 2007, 2008 and 2009 and transactions for the years ended December 31, 2007, 2008 and 2009 with related parties are as follows:

	2007

	Assets	Liabilities	Revenues	Expenses
MRS Logística	48	8		139
Ita Energética	2	6		59
CFN/Transnordestina	151		8
CBS – prepaid pension cost	138			2
Fundação CSN				7
Total	339	14	8	207

	2008

	Assets	Liabilities	Revenues	Expenses
MRS Logística	16	1		259
Ita Energética	1	5		67
CFN/Transnordestina	3		8
Nacional Minérios	241	3,154
NMSA Madeira	500
CSN Islands VI	39
CBS – accrued pension cost		84		61
Fundação CSN				2
Total	800	3,244	8	389

	2009

	Assets	Liabilities	Revenues	Expenses

MRS Logística	18	6		182
Ita Energética	3	8		68
Nacional Minérios	961	4,393	308	511(1)
Namisa Europe	3	5
CBS – prepaid pension cost	245			49
Fundação CSN				1

Total	1,230	4,412	308	811

(1)  US$450 of the total amount refers to interest on the prepayment agreements for port services and iron ore supplies entered into at the end of 2008, which was recorded in financial income (expense), net in the statements of income, and US$61 refers to sales of products, which was recorded in costs of goods sold in the statements of income.

21 Derivatives and financial instruments

21.1 General description and accounting practices

Most of the Company’s revenues are denominated in Brazilian reais. As of December 31, 2008 and 2009, US$4,039 and US$4,590, respectively, of the Company’s debt was denominated in foreign currencies, which includes short and long-term debt and accrued finance charges. Accordingly, the Company is exposed to market risk from changes in foreign exchange rates and interest rates. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay foreign currency denominated obligations, by using derivative financial instruments, primarily cross-currency swaps with financial institutions.

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

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The Company’s contracts do not meet the accounting criteria to qualify as hedges of an exposure to foreign currency or interest rate risk. Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date, and changes in the fair value of all derivatives are recorded in the statements of income.

As of December 31, 2009, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value
	Maturity	Notional Amount
Foreign exchange arrangements
From Jan 4 to
Foreign Exchange swaps (contracted by exclusive funds)	March 5, 2010	US$1,520	(US$25)
Exchange rate futures agreements (real x U.S. dollar )	Feb, 2010	US$650	-
Interest rate arrangements
Interest swaps Libor x CDI (registered with CETIP)	Feb 12, 2010	US$150	(US$1)

21.2 Detailed transactions

a) Foreign exchange arrangements

Foreign exchange swap agreements (U.S. dollars)

The Company entered into cross-currency swap agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). Basically, the Company swapped its indebtedness index from the U.S. dollar to the interbank deposit certificate-CDI. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparts, contracted within exclusive investment funds. The notional amount of these swaps aggregated as of December 31, 2009 was US$1,520 (US$1,530 as of December 31, 2008). The contracts outstanding at December 31, 2007, 2008 and 2009 were as follows:

	Maturity	Market Value
Issued date	date	2007	2008	2009
05/16/07	01/02/08	(58.8)
05/16/07	01/02/08	(15.2)
05/16/07	01/02/08	(7.3)
05/16/07	01/02/08	(7.3)
05/16/07	01/02/08	(29.4)
09/03/07	01/02/08	(6.0)
09/03/07	01/02/08	(5.8)
09/24/07	01/02/08	(13.1)
03/18/08	03/16/09		4.7
07/29/08	07/24/09		18.8
07/30/08	07/27/09		9.4
08/05/08	07/31/09		6.2
08/08/08	08/03/09		2.9
08/18/08	08/13/09		28.8
08/19/08	08/14/09		27.0
08/29/08	08/24/09		14.5
10/01/08	07/24/09		18.7
10/24/08	04/20/09		0.3
11/21/08	11/16/09		(1.5)
11/27/08	11/19/09		0.6
11/28/08	12/11/09		0.1
12/01/08	01/02/09		(1.1)
12/03/08	12/11/09		(0.3)
12/08/08	11/30/09		(1.7)
12/16/08	12/11/09		(0.1)
12/01/09 and 03/12/09	01/04/10 and 05/03/10			(21.0)
11/27/09 and 12/01/09	01/04/10			(2.7)
11/30/09 and 12/01/09	01/04/10			(1.3)
12/01/09	01/04/10			(0.4)
		(142.9)	127.3	(25.4)

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

The changes in the fair value of the aforementioned contracts were recorded in financial income (expense), net in the statement of income.

Exchange rate futures agreements (real x U.S. dollar)

The Company entered into future currency agreements (intended to protect the Company from the effect that a devaluation of the real would have in its liabilities denominated in foreign currency). The Company may purchase or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign exchange exposure of its liabilities in U.S. dollar. The specifications of the real to U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F. As of December 31, 2009, the Company had a long position in its exclusive investment fund in the amount of US$649. During the period, the Company paid US$701 and received US$585, resulting in a loss of US$116. Gains and losses from these agreements were directly related to foreign exchange fluctuation and were recorded in financial income (expense), net in the statement of income.

b) Interest rate arrangements

Interest swaps arrangements (Libor x CDI)

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps as of December 31, 2009 was US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations, and were recorded in financial income (expense), net in the statement of income. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

c) Other arrangements

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

These swap agreements were related to 59,368,800 (post split) of the Company’s ADRs and were intended to enhance the return of CSN's financial assets by adding exposure to equity securities that historically yield higher long-term returns than fixed income assets, hence diminishing the impact of the cost of carry of CSN's long-term debt in the net consolidated financial expenses. The maturity of these agreements was on September 5, 2008 and the financial settlement was on September 8, 2008 resulting in proceeds of US$1,006.

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

On September 5, 2008, the Company entered into a new total return equity swap agreement. The agreement outstanding at December 31, 2008, was as follows:

Issued date	Maturity date	Notional amount	Receivable	Payable	Market value

09/05/08	09/10/09	1,050.8	380.2	(1,065.4)	(685.1)

This swap agreement, which was entered into without cash and having as counterparty Goldman Sachs International, was pegged to 59,368,800 (post split) American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (purchased) and Libor of 3 months + spread of 0.75% p.a. (sold). The gains and losses from this agreement were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. The fair value of this agreement was recorded in derivative liabilities in the balance sheet, and the change in fair value was recorded in financial income (expense), net in the statement of income.

In addition to the loss on this agreement between September 5 and December 31, 2008, in the amount of US$685, the Company recorded a gain in the previous agreement, throughout 2008, in the amount of US$155, resulting in a net loss of US$530.

The Company was required to maintain a deposit related to the guarantee margin with the counterparty and, at December 31, 2008, this margin totaled US$1,059 and was daily remunerated by the FedFund rate. Due to the temporary restriction as to withdrawal of this deposit, this amount had not been included as cash and cash equivalents.

On August 13, 2009, the Company pre-settled the total return equity swap operation contracted as of September 5, 2008, as approved by the Board of Directors on July 8, 2009. The contracts outstanding at December 31, 2008 which were settled in August 2009 were as follows:

Issued date	Maturity date	Notional amount	Receivable	Payable	Market value

09/05/08	09/10/09	1,050.8	684.6	(970.5)	(285.9)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of US$286 (R$570), during 2009 the operation generated a gain totaling US$515 (R$1,026), which was recorded in financial income (expense), net in the statement of income.

The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. The fair value of this agreement was recorded in derivative liabilities in the balance sheet, and the change in fair value was recorded in financial income (expense), net in the statement of income. The guarantee margin with the counterpart in the amount of US$593 was released on the operation settlement date.

Metals swap agreements

Throughout 2007, the Company contracted Zinc swaps to set the price of part of its Zinc needs. Up to December 31, 2007, the Company maintained 5,000 tonnes of Zinc with settlement based on average Zinc prices from September to December 2007. The price used for the settlement of each agreement is the average price during the calendar month prior to the date of its settlement. They are generally agreements in the Brazilian over-the-counter market with first-tier financial institutions as counterparties. All agreements were settled in January 2008 with a realized gain of US$ 35 thousand (R$62 thousand).

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

The financial instruments recorded in the Company’s balance sheets as of December 31, 2008 and 2009, in which fair value differs from the book value, are as follows:

	Book Value		Fair Value
	2008	2009	2008	2009
Loans and financing (current portion and long- term)	4,732	7.771	4,627	7.966

The amounts presented as “fair value” were calculated according to the conditions that were used in local and foreign markets at December 31, 2009, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

(a) Exchange rate risk

Although most of the Company’s revenues are in Brazilian reais, as of December 31, 2009, US$4,590 of the Company’s consolidated loans and financing were denominated in foreign currency (US$4,039 as of December 31, 2008). As a result, the Company is subject to changes in exchange rates and manages the risk of these rate fluctuations to the value in Brazilian reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and foreign exchange option agreement, as well as investing of a major part of its cash and funds available in securities remunerated based on U.S. dollar exchange variation.

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

22 Fair value measurement

SFAS 157, Fair Value Measurements - FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 - FASB ASC Topic 820 are described below:

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

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by SFAS 157 - FASB ASC Topic 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement

	Fair value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	-	3,444	-	3,444
Derivatives	-	127	-	127
	-	3,571	-	3,571
Liabilities
Derivatives	-	686	-	686

	Fair value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	-	3,901	-	3,901
Long-term investments	184	-	-	184
	184	3,901	-	4,085
Liabilities
Derivatives	-	26	-	26

The Company’s cash equivalent instruments are classified within Level 2 of the fair value hierarchy because they are related essentially to banks and short-term investments with maturity of three months and CDB (Bank Certificates of Deposit), with post fixed interest rates and no penalty in case of withdrawal.

The long-term investments are classified within Level 1 of the fair value hierarchy because they are related to an investment in Riversdale Mining Limited, a mining company with shares listed on the Australia Stock Exchange.

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

From the Company’s perspective, as the retail market is the principal market in which the Company transacts its financial instruments, in the case the Company transfers its rights and obligations, it would do so with financial institutions in that market. In that case, the transactions price represent the fair value to the Company at initial recognition, that is, the price that the Company would receive or pay to sell or transfer the financial instruments in transactions with the financial institutions in the retail market (exit price). For post-measurement purposes, the fair value of the financial instruments is the price that the Company would receive or pay to sell or transfer the financial instruments in transactions with the financial institutions in the retail market (exit price) dealt at the balance sheet date.

23 Financial income (expenses), net

The breakdown of the financial results, for the years ended December 31, 2007, 2008 and 2009, are represented below:

	2007	2008	2009
Derivatives	416	125	(44)
Interest Income	79	100	256

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

Interest Expense	(680)	(550)	(934)
Other financial income (expenses), net	(34)	(55)	(149)
	(219)	(380)	(871)

Derivatives include contracts not held for trading purposes which upon settlement are presented on a net basis. Management considers the facts and circumstances of these contracts and applies EITF 03-11 – “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as Defined in Issue No. 02-3”, included in ASC Subtopic 815-10 to determine the basis of presentation for these instruments.

24 Insurance coverage

Aiming to properly mitigation risk and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurance taken out by other companies operating in the same segment as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurace), General Civil Responsibility, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

The Company also renewed the Property Damage and Business Interuption insurance to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other insurance policies.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statements audit, and, consequently, they were not audited by our independent auditors.

25 Subsequent events

The Company has evaluated subsequent events from the date of the balance sheet through the date at which the financial statements are issued, and determined there are no other items to disclose in addition to the following items:

(a) Additional acquisition of minority interest in Panatlântica S.A.

On January 6, 2010, the Company acquired a minority interest in the capital stock of Panatlântica S.A., a listed corporation whose main activity is the manufacturing, sale, import, export and processing of steel and metals.

This acquisition comprised the purchase of eight hundred two thousand, sixty-nine (802,069) common shares representing 9.3963% of Panatlântica’s total capital stock.

(b) Merger of subsidiary GalvaSud S.A

On January 29, 2010, CSN merged subsidiary GalvaSud S.A., given the resemblance between the activities performed by both companies. The equity merger resulted in the optimization of processes and maximization of results, by concentrating both companies’ selling, operating and administrative activities in one single organizational structure.

(c) Public offering for the Acquisition of Cimpor – Cimentos de Portugal, SGPS, S.A.

On December 18, 2009, the Company disclosed a preliminary announcement of the launching of a direct or indirect acquisition public offering by CSN of shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“CIMPOR”), whose shares are traded on Euronext Lisboa (“Offering”). The Offering was registered and its corresponding launching

Companhia Siderúrgica Nacional and Subsidiaries
Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, except share and per share data and unless otherwise stated

announcement was disclosed on January 27, 2010 and, on February 12, 2010, the amendment of certain conditions of the Offering was announced.

On February 23, 2010, at a special Euronext Lisboa session, it was stated that, having established at the offering prospect an effectiveness condition based on the acquisition of, at least, 1/3 of Cimpor’s shares plus one, and, having not met such condition, no securities were acquired in the Offering.

(d) Acquisition of minority interest in Riversdale Mining Limited

On January 8, 2010, the Australian authorities allowed the Company to conclude the second stage of acquisition of 2,482,729 capital stock shares of Riversdale Mining Limited (“Riversdale”), for the price of six Australian dollars and ten cents (A$6.10) per share. The second acquisition stage was concluded on January 13, 2010, and CSN reached, indirectly, the total interest of 16.29%, corresponding to 31,233,327 shares of Riversdale’s capital stock.

(e) Stock split

During the Extraordinary General Meeting held on March 25, 2010, the stockholders approved the split of the number of shares representing the Company’s capital stock, and accordingly each share of the capital stock became 2 shares after the split. Accordingly, the shares and basic and diluted earnings per share have been adjusted retrospectively for all periods presented to reflect that change in the capital structure. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was approved, and each ADR will continue to be represented by one share.

(f) Securitization program accumulation event

CSN Export S.à.r.l., a whole owned subsidiary of CSN, recorded in the 26th quarter of its securitization program, insufficient export level to meet certain coverage indicators provided for export contracts in the program (coverage ratios), which resulted in an accumulation event. This fact was due to the sharp reduction in sales margins for steel products in foreign markets in relation to the margins observed in the internal market, and certain measures (such as the inclusion of receivables from the export of iron ore in the Securitization Program) are now being taken by Company to remedy the situation in the near term. The accumulation event is merely a temporary routing resource (up to an amount equivalent to twice the debt service) to an account administered by the custodian bank until such event is remedied. This is not characterized, therefore, as an event of default and generates no consequences for other contracts of the Company and it’s financial position as of December 31, 2009.

(g) New Financing Contracted

On February 9, 2010, the Company contracted a new financing from Caixa Econômica Federal under its Special Credit for Large Companies, in the form of a bank credit bill amounting to US$529 (R$1 billion translated at the exchange rate as of the date of the transaction) to be amortized in 36 (thirty-six) months and bear interest of 113.5% per annum of CDI with a maturity date in 2013.

(h) New Financing Contracted

On May 21, 2010, the Company entered into a new export financing contract from Banco do Brasil S.A. in the total amount of US$1.1 billion (R$2 billion translated at the exchange rate as of date of the transaction) which bear interest rate 110,79% of CDI per annum with a maturity date in 2018.

* * *

Nacional Minérios S.A.
and its subsidiaries

Consolidated financial
statements December 31, 2009 and 2008

Nacional Minérios S.A.

Consolidated financial statements

December 31, 2009 and 2008

Independent auditors’ report

To the Board of Directors of
 Nacional Minérios S.A.

We have audited the accompanying consolidated balance sheets of Nacional Minérios S.A. (“Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nacional Minerios S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Auditores Independentes

São Paulo, SP - Brazil

May 21, 2010

FS - R1

Nacional Minérios S.A.

Consolidated balance sheets

As of December 31, 2009 and 2008

(In thousand of Reais, unless otherwise indicated)

Assets	Note	2009	2008	Liabilities and shareholders’ equity	Note	2009	2008

Current assets				Current liabilities
Cash and cash equivalents	5	1,579,171	1,325,978	Trade accounts payable
Trade accounts receivable				Related parties		42,719	188,201
Related parties	6 e 13	60,499	3,272	Other		21,414	34,019
Other	6	165,668	129,038	Payroll and related charges		7,180	2,874
Inventories	7	187,335	246,541	Taxes payable		26,525	1,772
Taxes recoverable		44,007	-	Due to related parties	13	37,616	1,176,686
Due from related parties	13	186,729	90,831	Dividends payable		217,818	49,783
Deferred income taxes	4	284,037	51,731	Advances from customers		21,448	49,347
Other	13	28,537	47,492	Contractual obligations	11	2,129	44,135
				Other		7,087	12,578

Total current assets		2,535,983	1,894,883	Total current liabilities		383,936	1,559,395
				Noncurrent liabilities
Noncurrent assets
Long-term investments	8	171,760	171,760	Accrual for tax contingencies	11	5,109	5,109
Property, plant and equipment	9	1,169,751	1,175,453	Deferred income taxes	4	-	344,156
Other assets				Due to related parties	13	1,465,945	359,898
Due from related parties	13	7,511,130	7,274,958	Other		2,710	5,104
Deferred income taxes	4	651,224	-
Other		20,337	40,038

Total noncurrent assets		9,524,202	8,662,209
				Total noncurrent liabilities		1,473,764	714,267
				Shareholders’ equity

				Common shares	10
				Common stock - 475,067,405 shares authorized, issued and outstanding at
				December 31, 2009 (475,052,685 at
				December 31, 2008), with no par value		1,173,954	1,173,692
				Additional paid-in capital	10	8,099,745	6,707,886

				Retained earnings
				Appropriated	10	588,577	130,013
				Unappropriated	10	373,847	185,464
				Accumulated other comprehensive (loss) income		(33,638)	86,375

				Total shareholders’ equity		10,202,485	8,283,430

Total assets		12,060,185	10,557,092	Total liabilities and shareholders’ equity		12,060,185	10,557,092

The accompanying notes are an integral part of these consolidated financial statements

FS - 4

Nacional Minérios S.A.

Consolidated statements of income

For the Years ended December 31, 2009 and 2008

(In thousand of Reais)

	Note	2009	2008
Operating revenues
Domestic sales		43,973	35,704
Export sales		1,430,636	1,034,134

		1,474,609	1,069,838
Sales taxes		(7,633)	(7,501)
Discounts, returns and allowances		(1,649)	(420)

Net operating revenues		1,465,327	1,061,917
Cost of goods sold		(951,645)	(562,074)

Gross profit		513,682	499,843

Operating income (expenses)
Selling expenses	14	(332,538)	(114,959)
General and administrative	14	(27,246)	(10,291)
Other income (expenses), net	14	71,647	(43,145)

		(288,137)	(168,395)

Operating income		225,545	331,448

Financial income	15	1,017,588	1,732
Financial expenses	15	(132,899)	(21,624)
Foreign exchange and monetary gain (loss), net		138,519	(138,853)

		1,023,208	(158,745)

Income from continuing operations before income taxes		1,248,753	172,703

Income taxes
Current	4	(170,019)	(20)
Deferred	4	(164,185)	110,330

		(334,204)	110,310

Net income		914,549	283,013

The accompanying notes are an integral part of these consolidated financial statements.

FS - 5

Nacional Minérios S.A.

Consolidated statements of changes in shareholders’ equity

For the Years ended December 31, 2009 and 2008

(In thousand of Reais, except for share data)

	2009	2008
Changes in common shares (number of shares)
Balance, beginning of period	475,052,685	30,000
Issuance of common shares	14,720	475,022,685

Balance, end of period	475,067,405	475,052,685

Common share
Balance, beginning of period	1,173,692	30,000
Paid-in capital	262	1,143,692

Balance, end of period	1,173,954	1,173,692

Additional paid-in capital
Balance, beginning of period	6,707,886
Change in the period	1,391,859	6,707,886

Balance, end of period	8,099,745	6,707,886

Retained earnings
Appropriated
Investment reserve
Balance, beginning of period	118,050	29,025
Transfer from unappropriated retained earnings	412,708	89,025

Balance, end of period	530,758	118,050

Legal reserve
Balance, beginning of period	11,963	2,037
Transfer from unappropriated retained earnings	45,856	9,926

Balance, end of period	57,819	11,963

Unappropriated
Balance, beginning of period	185,464	51,185
Net income for the period	914,548	283,013

Dividends distribution (R$0.5633 per share in 2009 and R$0.1048 per share in 2008)	(267,601)	(49,783)
Appropriation to reserves	(458,564)	(98,951)

Balance, end of period	373,847	185,464

Total retained earnings	962,424	315,477

Accumulated other comprehensive income (loss)
Cumulative translation adjustment
Balance, beginning of period	86,375
Change in the period	(120,013)	86,375

Balance, end of period	(33,638)	86,375

Total accumulated other comprehensive income (loss)	(33,638)	86,375

Total shareholders’ equity	10,202,485	8,283,430

Comprehensive income
Net income for the period	914,548	283,013
Translation adjustments for the period	(120,013)	86,375

Total comprehensive income	794,535	369,388

The accompanying notes are an integral part of these consolidated financial statements.

FS - 6

Nacional Minérios S.A.

Consolidated statements of cash flows

For the Years ended December 31, 2009 and 2008

(In thousand of Reais)

	2009	2008
Cash flows from operating activities
Net income for the period	914,548	283,013
Adjustments to reconcile net income for the period to net cash provided by (used in) operating activities
Depreciation and amortization	70,788	69,671
Foreign exchange and monetary (gain) loss, net	(215,549)	138,853
Interest accrued	(776,210)	19,495
Deferred income taxes	164,185	(110,330)
Other	(45,635)	19,929

(Increase) decrease in operating assets
Trade accounts receivable	(92,368)	(99,477)
Inventories	73,667	(202,344)
Due from related parties	23,224	(7,344,521)
Interest received	279,528	-
Other	17,498	(60,047)

Increase (decrease) in operating liabilities
Trade accounts payable	98,336	175,180
Taxes payable	2,568	(3,386)
Other	(52,795)	36,814

Net cash provided by (used in) operating activities	461,785	(7,077,150)

Cash flows from investing activities
Net assets merged	105	-
Additions to property, plant and equipment	(67,217)	(26,126)

Net cash used in investing activities	(67,112)	(26,126)

Cash flows from financing activities
Due to related parties - intercompany loans	1,197,800	1,158,067
Capital increase	157	578,268
Additional paid-in capital	-	6,707,886
Repayments	(1,171,784)	-
Interest paid	(68,088)	(18,966)
Dividends paid	(99,565)	-

Net cash provided by (used in) financing activities	(141,480)	8,425,255

Increase in cash and cash equivalents	253,193	1,321,979
Cash and cash equivalents, beginning of period	1,325,978	3,999

Cash and cash equivalents, end of period	1,579,171	1,325,978

Cash paid during for the period
Interest	68,088	18,966
Income taxes	107,909	-

Supplemental cash flow information:
Dividends used for capital increase		9,674
Ownership interest in MRS contributed by CSN to Namisa		171,760
Tax credit from BJE merger	1,391,859
Interest receivable used for offsetting accounts payable	266,318
Dividends payable	217,818	49,783

The accompanying notes are an integral part of these consolidated financial statements

FS - 7

Nacional Minérios S.A.

Notes to the consolidated financial statements

As of December 31, 2009 and for the two-year period then ended

(In thousand of Reais, unless otherwise stated)

1 The Company and its operations

Nacional Minérios S.A. (“Namisa” or “the Company”) was incorporated in November 2006 for the purpose of selling iron ore extracted from its own mines as well as acquired from third parties. Its sales are mainly directed to the foreign market and its operations are developed in the Municipalities of Congonhas, Ouro Preto, Itabirito, Rio Acima and Nova Lima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In July 2007, Namisa acquired 100% of Companhia de Fomento Mineral e Participações S.A. (“CFM”), a mining company located in the State of Minas Gerais with an annual capacity of production of 6 million tons of iron ore. On March 30, 2008, CFM’s net equity was merged into Namisa.

In April 2008, Namisa acquired at book value from a related party,100% of Namisa International SL, former Inversiones CSN Espanha SL, which controls Namisa Europe Lda., former NMSA Madeira Lda. (“NMSA”). NMSA’s activities are sales of iron ore, financial operations and participation in other companies. These entities did not have any material assets or liabilities at the time of the acquisition.

In November 2008, Namisa’s shareholder, Companhia Siderúrgica Nacional (“CSN”), contributed 10% of its ownership in MRS Logística’s non-convertible preferred shares Class A in the amount of R$171,760 to the Company, in accordance with a Bonus of Subscription and Assessment Report on the shares issued by MRS.

In December 2008, CSN sold 2,271,825 shares of Namisa’s voting capital to Big Jump Energy Participações S.A. (“Big Jump” or “BJE”), whose shareholders are Brazil Japan Iron Ore Corporation (“BJIOC”) and Pohang Iron and Steel Company (“Posco”). Subsequently, Namisa issued new shares which were fully subscribed and paid-up in cash by Big Jump, in the amount of US$3,041,473 thousand, equivalent to R$7,286,154, of which R$578,268 refers to a capital increase and R$6,707,886 refers to premium on the issuance of new shares (additional paid-in capital).

On July 30, 2009 Big Jump was merged into Namisa and as a result, Namisa’s capital increased to R$1,173,954, represented by 475,067,405 shares, of which 285,040,443 shares are owned by CSN, 159,242,336 shares are owned by BJIOC and 30,784,626 shares are held by Posco. As a result of the BJE merger, the goodwill of R$4,093,703 recognized by BJE upon its acquisition of Namisa on December 30, 2008 generated a tax credit of R$1,391,859 to be realized in 60 months, beginning August 2009. This tax credit was considered to be a capital transaction and, accordingly, an additional paid-in capital of an equal amount was recognized at the date of the merger. The tax credit started being realized in August 2009 and as of December 31, 2009, R$115,988 had been realized against income as a deferred tax expense offset in a current income tax of the period for an equal amount; accordingly, no net effect in the statement of income arose from the tax credit recognized by Namisa upon the BJE merger.

FS - 8

Consolidation process

The Company’s consolidated subsidiaries are:

Investees	2009	2008	Main activities

Direct ownership:
MG Minérios S.A.	99.99%	99.99%	Mining and holding company
Pelotização Nacional S.A.	99.99%	99.99%	Mining and holding company
Namisa International SL (former Inversiones CSN Espanha SL)	100%	100%	Financial operations, product sales and holding company

Indirect ownership:
Namisa Europe Lda. (former NMSA Madeira Lda.)	100%	100%	Iron ore and steel products sales, financial operations and holding company

2 Summary of significant accounting policies and practices

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company prepared its first set of financial statements under US GAAP as of and for the year ended December 31, 2008.

In preparing the consolidated financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The Company’s consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment of long-lived assets, allowance for doubtful accounts receivable, computation of fair value of assets and liabilities of Companies acquired and of derivative instruments, contingencies and environmental liabilities and other similar evaluations. Although these estimates are based on the Company’s knowledge of current events and actions that the Company may undertake in the future, actual results may vary from these estimates.

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for the Company’s interim quarterly period beginning July 1, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

FS - 9

a. Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

The Company's primary functional currency is the Real; also, the Company used as reporting currency the Real. The translation gain or loss to Brazilian Reais resulting from transactions of its offshore subsidiary Namisa Europe Lda., which the functional currency was considered to be the U.S. dollar, was included as a component of accumulated other comprehensive income (loss) in shareholders’ equity; its balance sheet was translated into Reais at the exchange rate prevailing on December 31, 2009 of US$1.00 to R$1.7412 (US$1.00 to R$2.3370 on December 31, 2008) and all accounts in the statement of income at the average exchange rates prevailing during the applicable periods. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Brazilian real are included in the results of operations as incurred.

Shareholders’ equity and net income included in the financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of adjustments made to reflect the requirements of US GAAP.

b. Basis of consolidation

The consolidated financial statements include the financial statements of Nacional Minérios S.A. (“Namisa”) and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The financial information of all subsidiaries has been prepared in accordance with US GAAP.

c. Cash and cash equivalents

Cash equivalents are comprised of highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less, and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty.

FS - 10

d. Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Allowance for doubtful accounts is recorded, when necessary, in an amount considered by management to be sufficient to cover probable future losses related to uncollectible accounts.

e. Inventories

Inventories are stated at the lower of average cost or replacement or realizable value. Cost is determined using the average cost method. Cost of finished products include the purchase cost of raw material and conversion costs such as direct labor and an allocation of fixed and variable overhead. Losses for slow-moving or obsolete inventories are recorded when considered appropriate.

f. Long-term investments

The Company accounts for long-term investments comprised of its participation in an investee’s outstanding voting stock classified as available-for-sale at cost.

The Company uses the cost method of accounting for long-term investments for which the Company holds less than 20% of the outstanding voting stock and has no ability to exercise significant influence over operating and financial policies of the investee.

FS - 11

g. Property, plant and equipment

Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction period of major new facilities. Interest capitalized in foreign currency borrowings excludes the effect of foreign exchange gain and losses. Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets, as follows (average): buildings - 13 years; machinery and equipment – 6 years; furniture and fixtures - 7 years; and computer and peripherals - 4 years. Mining reserves are amortized based on the volume of iron ore extracted. Assets under construction are not depreciated until placed into service.

Costs of developing iron ore and other mines or expanding the capacity of operating mines are capitalized and charged to operations based on the units-of-production method which considers the total quantity to be recovered. These costs have not been material for the two-year period presented herein.

Maintenance and repair expenses are charged to the cost of production as incurred. Any gain or loss on the disposal of property, plant and equipment are recognized on disposal.

h. Impairment of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when considered appropriate. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value.

In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. No impairment losses have been recorded for the periods presented.

FS - 12

i. Revenues and expenses

Revenues and expenses are recognized on the accrual basis. Revenues from the sale of goods are recognized upon delivery to customers, when title is transferred and the customer has assumed the significant risks and rewards of ownership in accordance with the contractual terms. Revenue is not recognized if there are significant uncertainties as to its realization. The Company reflects sales taxes as a reduction of gross operating revenues.

Handling and shipping expenses are classified in the statement of income as selling expenses. For the year ended December 31, 2009 those expenses amounted to R$318,411 (R$ 91,831 for the year ended December 31, 2008).

j. Environmental and remediation costs

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

k. Accrual for contingencies

The Company's contingencies were estimated by management and were substantially based upon known facts and circumstances, management's experience and the opinions of the Company's tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable risk of losses and the amount from the lawsuit can be reasonably estimated.

FS - 13

l. Income taxes

Income taxes are accounted for under the asset and liability method. The effects of temporary differences between the tax basis of assets and liabilities and the amounts included in these financial statements have been recognized as deferred income taxes. Deferred taxes assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period of the enactment date. Net operating loss carryforwards are recognized as deferred tax assets, and a valuation allowance is recorded when management believes it is not more likely than not that deferred tax assets will be fully recovered in the future.

In accordance with FASB ASC 740-10, the Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expenses in the statement of income.

m. Statement of cash flows

Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty are considered to be cash equivalents.

FS - 14

n. Earnings per share

The Company presents its earnings per share in accordance with FASB ASC 260. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed in a manner consistent with that of basic earnings per share giving effect to all potentially dilutive common shares that were outstanding during the year. The Company does not have any potentially dilutive common shares outstanding and, accordingly, diluted earnings per share are equal to basic earnings per share.

o. Concentration of credit risk

Financial instruments that potentially subject Namisa to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. Namisa limits its credit risk associated with cash and cash equivalents by placing its investments with highly-rated financial institutions. With respect to trade accounts receivable, Namisa limits its credit risk by performing ongoing credit evaluations and, depending on the results of the evaluation, requiring letters of credit, guarantees or collateral. Namisa’s iron ore is utilized in a wide variety of industry segments; however, accounts receivable and sales are primarily concentrated in the steel industry.

p. Comprehensive income

Reporting comprehensive income requires that companies report changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has reported comprehensive income for the period presented herein and has included a comprehensive income statement as part of the consolidated statements of changes in shareholders’ equity.

q. Segment and geographic information

FASB ASC 280 requires that a business enterprise supplementally disclose certain financial information about its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company operates in a single segment, which is the mining activity.

r. Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with the establishments of FASB ASC 410. Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life. As of December 31, 2009, we had recognized R$1,023 (R$1,746 in 2008) as asset retirement obligations related to our operations in the Fernandinho and Engenho mines.

s. Fair value measurements

In accordance with FASB ASC 820, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Also, a framework is established for measuring fair value and expands disclosures about fair value measurements (Note 15). We have not applied the provisions of FASB ASC 820 as of December 31, 2009 since we did not have nonfinancial assets and nonfinancial liabilities that were recognized or disclosed at fair value on a nonrecurring basis.

FS - 15

t. Fair value option

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 825-10-25. It gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Fair value option has not been elected for any of the Company’s financial assets and liabilities.

3 Recent accounting pronouncements

a) Newly issued accounting pronouncements

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company will adopt this update in 2010 and does not expect relevant impacts on fair value information currently disclosed.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 Amendments to FASB Interpretation No. 46(R) was issued. The amendments replace the quantitative based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. The Company will adopt these amendments in 2010. We are currently assessing the potential impacts of this pronouncement and do not expect major changes to the reported financial information.

In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. The Company will adopt the amendments in 2010 and do not expect major effect to its financial statements.

Accounting Standards Update (ASU) number 2009-08 Earning per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260.

FS - 16

The Company understands that the other recently issued accounting pronouncements that are not effective as of and for the year ended December 31, 2009 are not expected to be relevant for its consolidated financial statements.

b) Accounting standards adopted in 2009

Accounting Standards Update (ASU) number 2009-05 Fair value measurements and disclosures issued by the FASB provides additional guidance related to address the lack of observable market information to measure the fair value of a liability. This guidance amends ASC 820. It is effective after the issuance. The Company already adopts this statement.

In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification). The Codification became the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and does not have an effect on our financial position, results of operations or liquidity.

In June 2009, we adopted a newly issued accounting standard for accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for interim or annual periods ending after June 15, 2009. The Company already adopts this statement.

In June 2009, we adopted a newly issued accounting standard for fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This standard also requires these disclosures in summarized financial information at interim reporting periods. This standard became effective for interim reporting periods ending after June 15, 2009, and we have not opted for early adoption of this standard for the three-month period ended March 31, 2009. The application of this standard expanded the Company’s disclosures regarding the use of fair value. The required information is disclosed in Note 15.

In January 2009, we adopted a newly issued accounting standard regarding disclosure of derivative instruments and hedging activities. As such, entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under the new standard and how derivatives and related hedged items affect the entity's financial position, performance and cash flows. The required information is disclosed in Note 16.

In January 2009, we adopted a newly issued accounting standard that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

4 Income taxes

Income taxes in Brazil comprise federal income and social contribution taxes (which is an additional federal income tax). The statutory rates applicable for the years presented herein are 25% for federal income tax and 9% for social contribution. The amounts reported as income tax expense in the consolidated financial statements for the two-year periods ended December 31, 2009 and 2008 are reconciled to the statutory rates as follows:

FS - 17

		December 31, 2009

	Brazil	Abroad	Total

Income before income taxes	1,178,312	70,440	1,248,752

Federal income and social contribution taxes
at statutory rates (34%)	(400,626)	(23,950)	(424,576)

Adjustments to derive effective tax rate:
Nontaxable results from subsidiaries
or taxed at different rates	-	23,950	23,950
Dividends received from investments at cost	18,521	-	18,521
Tax benefit from amortization of goodwill
recognized for tax purposes	47,208	-	47,208
Other permanent differences	693	-	693

Income taxes benefit (expense)	(334,204)	-	(334,204)

		December 31, 2008

	Brazil	Abroad	Total

Income before income taxes	(200,210)	372,913	172,703

Federal income and social contribution taxes
at statutory rates (34%)	68,071	(126,790)	(58,719)

Adjustments to derive effective tax rate:
Nontaxable results from subsidiaries
or taxed at different rates	-	126,790	126,790
Tax benefit from amortization of goodwill
recognized for tax purposes	39,340	-	39,340

Other permanent differences	2,899	-	2,899

Income taxes benefit (expense)	110,310	-	110,310

Income taxes benefit (expense) for the two-year periods ended December 31, 2009 and 2008 consists of:

	2009			2008
	Current	Deferred	Total	Current	Deferred	Total
Brazil	(170,019)	(164,185)	(334,204)	(20)	110,330	110,310
Abroad	-	-	-	-	-	-
Total	(170,019)	(164,185)	(334,204)	(20)	110,330	110,310

FS - 18

For the period ended December 31, 2009, income from continuing operations before income taxes consists of the following:

Brazil	1,178,312
Foreign	70,440

Total	1,248,752

The major components of deferred income tax accounts in the balance sheet as of December 31, 2009 and 2008 are as follows:

Current assets	2009	2008
Tax loss carryforwards	-	25,129
Expenses deductible when paid	5,665	18,282
Tax credit from amortization of BJE goodwill	278,372
Unrealized foreign exchange loss	-	8,320

Current deferred tax assets	284,037	51,731

Noncurrent assets

Accrual for contingencies	1,087	1,087
Expenses deductible when paid	6,877	6,877
Tax credit from amortization of BJE goodwill	997,499	23,597

Noncurrent deferred tax assets	1,005,463	31,561

Total deferred tax assets	1,289,500	83,292
Noncurrent deferred tax liability
Property, plant and equipment	354,239	375,717

Total noncurrent deferred tax liability	354,239	375,717

As of December 31, 2009, the Company had fully realized its tax loss carryforwards and social contribution negative basis.

No valuation allowance for deferred tax assets as of December 31, 2009 and 2008 was recognized since, in the judgment of management, tax credits are more likely than not to be realized in the near future. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The amount of taxable income necessary to be generated in order to fully realize the deferred tax asset recorded as of December 31, 2009 is approximate R$3,800,000 which is expected to be achieved by the end of 2013 (unaudited). In 2009, taxable income was of R$505,733. In future years the Company expects to generate higher taxable income due to the completion of the expansion projects and start-up of new industrial facilities as from 2011.

FS - 19

FASB ASC 740 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted those provisions on January 1, 2007. The adoption of those provisions did not have a material impact on Namisa’s consolidated financial statements.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB ASC Subtopic 740-10 - Income Taxes - Overall, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest and penalties related to unrecognized tax benefits in interest expense.

There were no unrecognized tax benefits at beginning, during or end of the two-year period ended December 31, 2009 and the Company does not expect this situation will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil and in certain foreign jurisdictions. The Brazilian and Foreign tax returns are open to examination by the respective tax authorities since inception of the Company and its subsidiaries and will remain open to examination for a period of five years after the end of each fiscal year. Accordingly, tax years still open to examination by tax authorities are the fiscal years ending December 31, 2006 (year of incorporation of the Company), December 31, 2007, December 31, 2008 and December 31, 2009.

As of December 31, 2009, the undistributed earnings of the Company’s foreign subsidiaries have been invested and will continue to be invested in their operations, having no presumption that they will be remitted to the parent company in the foreseeable future. These undistributed earnings of the Company’s foreign subsidiaries amounted to R$443,353 as of December 31, 2009 (R$372,913 as of December 31, 2008). If circumstances change and the Company decides to repatriate these undistributed earnings, the tax liability in lieu thereof will be generated in Spain at the rate of 15% and will amount to R$66,503.

5 Cash and cash equivalents

Cash and cash equivalents as of December 31, 2009 and 2008 were composed as follows:

	2009	2008
Cash in hand and bank deposits
In Reais	867	3,169
In Euros	1,136	-

Certificate of deposits and time deposits
In Reais	1,527,156	44,120
In Euros	50,012	1,278,689

Total	1,579,171	1,325,978

FS - 20

Management has been investing surplus cash in time deposits with maturities of three months or less when purchased. Also the certificate of deposits may be withdrawn at any time at the discretion of the Company without penalty.

6 Trade accounts receivable

	2009	2008
Domestic	36	1,042
Export - Primarily denominated in U.S. Dollars	226,131	131,268
Total	226,167	132,310

7 Inventories

	2009	2008
Finished goods	181,305	241,887
Maintenance supplies	5,237	4,652
Other	793	2

Total	187,335	246,541

8 Long-term investments

The Company holds 10% of MRS Logística’s capital which has been accounted for at cost . The fair value of the investment was not estimated since there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value since MRS’s shares are not quoted publicly and there is no other reasonable source of quotation to reliably determine its market value.

9 Property, plant and equipment

	As of December 31, 2009

		Accumulated
	Cost	depreciation	Net
Land	2,850	-	2,850
Buildings	18,357	(2,959)	15,398
Machinery and equipment	81,472	(25,062)	56,410

FS - 21

Furniture and fixtures	834	(380)	454
Computers and peripherals	1,667	(847)	820
Mines and reserves	1,195,391	(152,632)	1,042,759
Other	136	(18)	118

	1,300,707	(181,898)	1,118,809

Construction in progress	50,942	-	50,942

Total	1,351,649	(181,898)	1,169,751

As of December 31, 2008

		Accumulated
	Cost	depreciation	Net

Land	2,850	-	2,850
Buildings	13,292	(1,924)	11,368
Machinery and equipment	54,228	(16,669)	37,559
Furniture and fixtures	699	(268)	431
Computers and peripherals	1,095	(671)	424
Mines and reserves	1,196,115	(91,541)	1,104,574

	1,268,279	(111,073)	1,157,206

Construction in progress	18,247	-	18,247

Total	1,286,526	(111,073)	1,175,453

Construction in progress consists principally of a group of investments for the purpose of improving the Company’s productivity and quality of its products. The main investments are in the area of environmental protection, cost reduction, infrastructure and automation, and information technologies.

10 Shareholders’ equity

 a. Capital

During 2008, Namisa’s capital was increased through the consummation of the following transactions: (i) previous advances for future capital increase were capitalized by CSN in the amount of R$383,990 in accordance with the General Meeting held on July 25, 2008; (ii) dividends declared in the General Meeting held on July 25, 2008 in the amount of R$9,674 were contributed to Namisa by CSN; (iii) contribution of 10% ownership in MRS’ preferred shares by CSN in the amount of R$171,760; and (iv) new shares issued and fully subscribed and paid up by Big Jump in the amount of R$578,268 on December 30, 2008.

On July 30, 2009, Big Jump was merged into Namisa and as a result Namisa’s capital increased by R$262 to R$1,173,954, represented by 475,067,405 shares as of December 31, 2009.

b. Additional paid-in capital

Additional paid-in capital as of December 31, 2009 amounted to R$8,099,745 (R$6,707,886 in 2008), of which R$6,707,886 was generated on December 30, 2008 as a result of the premium on issuance of 187,749,249 common shares, with no par value, subscribed and paid-up by Big Jump, and R$1,391,859 relating to the tax credit on goodwill generated by Big Jump upon Namisa’s acquisition in 2008 and merged in July 30, 2009, as further described in Note 1.

FS - 22

c. Appropriated retained earnings

Brazilian laws and Namisa’s By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserve accounts are described below:

i. Investment reserve - This is a general reserve for future expansion of the Company’s activities.

ii. Legal reserve - This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined in the Brazilian Corporate Law. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

FS - 23

d. Dividends and interest on shareholders’ equity

The Company’s By-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law, which comprises net income determined in accordance with accounting practices adopted in Brazil after deduction of legal reserve. Interest on shareholders’ equity since January 1, 1996 is considered part of the minimum dividend. Brazilian law permits the payment of cash dividends only from retained earnings as stated in the Company’s statutory accounting records. In addition, in accordance with the statutory accounting records, appropriated retained earnings at December 31, 2008 included the amount of R$118,050 related to the investment reserve, which could be transferred to unappropriated retained earnings and paid as dividends and interest on shareholders’ equity, if approved by the shareholders. As of December 31, 2009, the 25% minimum annual dividend as required by the Company’s By-laws amounted to R$217,818, as well as additional R$240,746, which together represent 50% of the consolidated net income for the year 2009, which will be paid during 2010.

11 Commitments and accrual for contingencies

(a) Accrual for contingencies

	December 31, 2009		December 31, 2008
	Deposits	Accrual	Deposits	Accrual
Labor	-	9	-	12
Civil	-	-	-	87
Total current	-	9	-	99
Labor	103	-	3	-
Tax	16	5,109	-	5,109
Total non-current	119	5,109	3	5,109

The provisions for contingencies relate to legal proceedings for which Namisa deems the likelihood of an unfavorable outcome to be probable and the loss reasonably estimated. This determination is made based on the legal opinion of Namisa’s internal and external legal counsel. Namisa believes these contingencies are properly recognized in our financial statements in accordance with FASB ASC 450-20.

Court deposits relating to contingencies and disputed taxes payable are generally based on (i) accruals recorded in connection with lawsuits, (ii) judicial orders issued in connection with lawsuits and (iii) guarantees in connection with judicial foreclosure proceedings. Such deposits are classified as long-term assets and the release of such deposits is conditioned upon judicial order. When such a judicial order is granted in Namisa’s favor, the deposit is forfeited and returned to us in cash. When such a judicial order is unfavorable to us, the deposit is used to offset the related liability and the deposit account is appropriately offset.

FS - 24

The Company considers that the amounts currently provisioned are the best estimates for the losses which are probable of occurring and does not expect that future events will occur to change this situation.

The Company is party to other judicial and administrative proceedings for which the risk of losses was determined to be possible , involving a total of approximately R$3,771 as of December 31, 2009, of which R$837 refers to civil lawsuits and R$2,934 to labor lawsuits. The Company does not expect that future events will occur in the near-term causing additional losses to be recognized.

Labor contingencies

As of December 31, 2009, the amount of the accrual relating to probable risk of losses for these contingencies was R$9 (R$12 in 2008). Most of the lawsuits are related to additional payments for unhealthy and hazardous activities, overtime and disagreement between employees and the Brazilian government over the amount of severance payable by us. These contingencies are classified in the consolidated balance sheet as “other” in current liabilities.

The Company’s operating labor force is subject to collective bargaining agreements in Brazil entered into with the Miners Labor Union on a yearly basis. The operating labor force represents approximately 75% of the Company’s total labor force.

Accrual for tax contingencies

Tax contingencies relate to a variety of disputes for which Namisa has recorded provisions for probable losses. As of December 31, 2009 and 2008, the amount of the accrual relating to probable losses for these contingencies was R$5,109. These tax contingencies do not relate to income tax items.

Environmental contingencies

The Company is subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. The Company is committed to controlling the substantial environmental impact caused by our mining and related logistics operations in accordance with international standards and in compliance with environmental laws and regulations in Brazil. The Company believes that it is in substantial compliance with applicable environmental requirements.

The Company provides accruals for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. The Company records provisions for all environmental liabilities and obligations for which the Company is formally enforced by competent authorities. As of December 31, 2009 and 2008, the Company has not recognized any provision for environmental regulation.

We currently do not have environmental lawsuits and no changes are expected in the near term for our current situation.

(b) Commitments

i. Take-or-pay contract

The Company and MRS Logística S.A. entered into a ten-year contract for iron ore transport. According to the “take-or-pay” clause, in the case the volume transported is lower than the minimum contractually agreed, the Company is obliged to pay at least 80% of the volume committed to be transported by MRS. The volume of iron ore transported by MRS in addition to the minimum agreed (take-or-pay) for a given month may be compensated with lower volumes transported in subsequent months. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. As Namisa is a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model which is designed to assure competitive prices. The future minimum amounts of required payments until maturity of the contract in 2014 is over R$1,200,000 with annual amounts over R$250,000. In 2009, the Company paid R$278,304 under this contract (R$179,856 in 2008).

FS - 25

As of December 31, 2009, contractual obligations of R$2,129 in current liabilities relate to block rates payable to MRS (R$44,135 in 2008 relate to block rates and take-or-pay payable).

iii. Covenants

Long-term debt instruments (due to related parties) are not subject to covenants by which the Company is required to maintain levels of leverage, liquidity and ratio indices, such as debt to EBITDA and interest coverage.

12 Segment and geographical information

The Company operates in the mining segment.

The Company’s net assets included in the consolidated balance sheet are primarily located in Brazil. Operational assets are in two separate locations.

Sales by geographic area are determined based on the location of the customers. The Company’s export sales by geographic area for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008

Asia
Bahrein	98,747	114,331
China	172,064	391,522
Hong Kong	400,515	77,007
Japan	271,972	48,217
Singapore	33,934	64,822
South Korea	56,392	36,524
Taiwan	6,975	-
	1,040,599	732,423
Europe
Germany	-	34,614
Luxembourg	61,722	78.827
Portugal	270,776	63,996
United Kingdom	57,539	114,067
	390,037	291,504
Others
United States	-	10,207
	-	10,207
Total	1,430,636	1,034,134

The concentration of sales in Asia is due to the fact that the major steel manufacturers are in Japan. Also, China continues with a strong demand for iron ore. This concentration is expected to continue within the next twelve months.

FS - 26

13 Related parties

Transactions with related parties, relating primarily to purchases and sales in the ordinary course of business and other intercompany operations, resulted in the following balance sheet and statement of income amounts.

The balances as of December 31, 2009 and 2008 and transactions for the years then ended with related parties are as follows:

			As of December 31, 2009
	CSN and
	Other	MRS	Asian
Balance sheet	Subsidiaries	Logística	Consortees	Total

Current assets
Trade accounts receivable	8,649	-	51,850	60,499
Due from related parties (1)	186,729	-	-	186,729
Other	9,681	18,189	-	27,870
	205,059	18,189	51,850	275,098

Noncurrent assets
Due from related parties (1)	7,511,130	-	-	7,511,130

Total assets	7,716,189	18,189	51,850	7,786,228

Current liabilities
Trade accounts payable	30,481	12,238	-	42,719
Due to related parties (2)	37,616	-	-	37,616
Dividends payable	130,691	-	87,127	217,818
Advances from customers	12,724	-	-	12,724
	211,512	12,238	87,127	310,877

Noncurrent liabilities
Due to related parties (2)	1,465,945	-	-	1,465,945
Other	-	1,650	-	1,650
	1,465,945	1,650	-	1,467,595

Total liabilities	1,677,457	13,888	87,127	1,778,472

For the year ended December 31, 2009

FS - 27

	CSN and
	Other	MRS	Asian
Statement of Income	Subsidiaries	Logística	Consortees	Total

Domestic sales
CSN	19,560	-	-	19,560

Export sales
CSN Madeira	271,034	-	-	271,034
Itochu Corp.	-	-	19,447	19,447
JFE Steel Corp.	-	-	88,197	88,197
Nippon Steel Corp.	-	-	108,892	108,892
Nisshin Steel Corp.	-	-	13,242	13,242
Sumitomo	-	-	22,868	22,868
Kobe Steel Ltd.	-	-	13,890	13,890
Posco	-	-	56,392	56,392
	271,034	-	322,928	593,962

Cost of goods sold	(508,779)	(231,316)	-	(740,095)
Selling expenses	(294,843)	(2,129)	-	(296,972)
Other income
(expenses), net	-	70,297	-	70,297
General and Administrative	12,193	-	-	12,193
Financial income, net	778,363	-	-	778,363
Foreign exchange gain, net	92,383	-	-	92,383

	369,911	(163,148)	322,928	529,691

				As of December 31, 2008
	CSN and
	Other	MRS
Balance sheet	Subsidiaries	Logística	Big Jump	CFM	Total

Current assets
Trade accounts receivable	3,272	-	-	-	3,272
Due from related parties (1)	90,831	-	-	-	90,831
	94,103	-	-	-	94,103

Noncurrent assets
Due from related parties (1)	7,274,958	-	-	-	7,274,958

Total assets	7,369,061	-	-	-	7,369,061

Current liabilities
Trade accounts payable	180,978	7,223	-	-	188,201
Due to related parties (2)	1,176,686	-	-	-	1,176,686
Advances from customers	15,116	-	-	-	15,116
Dividends payable	29,870	-	19,913	-	49,783
	1,402,650	7,223	19,913	-	1,429,786

Noncurrent liabilities
Due to related parties (2)	359,898	-	-	-	359,898

FS - 28

Total liabilities	1,762,249	7,223	19,913	-	1,789,385

			For the year ended December 31, 2008
	CSN and
	Other	MRS
Statement of Income	Subsidiaries	Logística	Big Jump	CFM	Total

Cost of goods sold	(289,784)	-	-	(973)	(290,757)
Selling expenses	(78,722)	-	-	-	(78,722)
Other income
(expenses), net	-	(44,135)	-	-	(44,135)
Financial income
(expenses), net	(19,281)	-	-	92	(19,189)
Foreign exchange loss, net	(71,462)	-	-	-	(71,462)

	(459,249)	(44,135)	-	(881)	(504,265)

Prepayment agreement for port services and supply of iron ore in the amount of R$7,638,658, bearing annual interest rate of 12.5%; R$186,729 is classified in current assets and R$7,451,929 in non-current other assets which maturity date is in July 2042. The shareholder CSN provides iron ore and port services to Namisa which are monthly discounted from the balance of prepayments. As the prepayments are of long term nature, a portion of interest income accrued by Namisa is added to the balance of the prepayments and will be settled with iron ore supply and port services through 2042.

The outstanding balance of R$7,638,658 related to the prepayment agreements for port services and supply of iron ore will be receivable as follows:

Year	Amount (R$)

2010	186,729
2011	298,345
2012	366,211
2013	518,522
2014	536,806
2015 and thereafter	5,732,045

Total	7,638,658

Additionally, a loan agreement with CSN Madeira in the total amount of US$34 million corresponding to R$59,201 with annual interest rate of 5.37% and maturity dates from April 2009 through June 2015 is classified as long-term receivable.

FS - 29

(1) These loans refer to:

(a) an agreement with CSN Export S.à.r.l. of US$100 million and annual interest rate of 6.5%. In August and October of 2008, the Company paid two installments in the total amount of US$40 million and renegotiated in December 2008 the remaining US$60 million for final maturity in March 2015.

(b) an agreement with CSN Madeira in the total amount of US$34 million with annual interest rate of 5.37% and maturity dates in June 2015.

(c) an agreement with CSN Ibéria of US$60 million with annual interest rate of 6.8%, renegotiated in December 2008 for final maturity in March 2015.

(d) an agreement with CSN of R$1,197,800 with annual interest rate of 12% and maturity date in January 2012.

14 Operating income (expenses)

	2009	2008
Operating expenses
Selling Expenses
Handling Port Services	(318,411)	(91,831)
Demurrage	(13,584)	(23,128)
Other distribution costs	(543)	-
	(332,538)	(114,959)
General and administrative	(27,246)	(10,291)
Other income (expenses)
Take or Pay MRS (1)	15,823	(44,135)
Dividends received	54,474	-
Port performance reimbursement(2)	18,239	-
Provision for write-off in advance to	(11,765)	-
suppliers
Other	(5,124)	990
	71,647	(43,145)
	(288,137)	(168,395)

(1) The take or pay provision with MRS recognized in 2008 was reduced based on renegotiations occurred with the suppliers during 2009.

(2) According to the Port Service Agreement, CSN is required to pay fines to Namisa when delays in shipments occur.

15 Financial income (expenses)

	2009	2008
Financial expenses

FS - 30

Nacional Minérios S.A.

Notes to the consolidated quarterly financial information

(In thousand of Reais, unless otherwise stated)

Interests on debt	(123,673)	(19,513)
Financial taxes	(354)	(959)
Interests	(7,669)	(49)
Others	(1,203)	(1,103)
Total	(132,899)	(21,624)

Financial income
Interest income	1,013,036	-
Others	4,552	1,732
Total	1,017,588	1,732

16 Fair value accounting

A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

FS - 31

Nacional Minérios S.A.

Notes to the consolidated quarterly financial information

(In thousand of Reais, unless otherwise stated)

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

	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	1,579,171	-	-	1.579,171

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities comprised of short-term time deposits, overnight liquidity securities and certificates of deposits which may be withdrawn at any time at the discretion of the Company without penalty.

17 Financial instruments

The Company considers that the carrying amount of its financial instruments generally approximates fair market value due to the short-term maturity or frequent repricing of these

FS - 32

Nacional Minérios S.A.

Notes to the consolidated quarterly financial information

(In thousand of Reais, unless otherwise stated)

instruments, and the fact that non-indexed instruments are stated at present value. During the years presented herein, the Company did not enter into derivative instruments.

Exchange rate risk

Most of the Company’s revenues are U.S. dollar denominated and, as of December 31, 2009, a portion of the Company’s consolidated loans and financing from related parties were U.S. dollar denominated. As a result, the Company is subject to changes in exchange rates.

Credit risk

The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms are procedures that Namisa adopts to minimize occasional risk of default of its trade partners. However, for the year ended December 31, 2009 our total sales were concentrated on two customers, Baosteel (13%) and Mineral Power (18%).

18 Insurance coverage

The Company maintains insurance policies with a major insurer company for protection against fire, explosions and events of force majeure in its operating locations. These insurance policies include loss damage up to the limit of R$53,000 and income stoppage up to a limit of R$50,000.

The risk premises adopted, due to their nature, are not part of the scope of an audit of the consolidated financial statements and, accordingly, have not been audited by our independent auditors.

19 Subsequent events

The Company has evaluated subsequent events from the balance sheet date through May 21, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

FS - 33