Form 20-F/A
period 2008-12-31
NATIONAL STEEL CO
filed 2010-07-15
CIK 1049659

As filed with the Securities and Exchange Commission on July 15, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Yes                         No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2008, or the Annual Report, to include amended copies of certain exhibits to our Annual Report regarding the following main agreements comprising the strategic partnership agreement with a consortium of Japanese and Korean companies, or Strategic Partnership Agreement, including Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco, or Big Jump, concerning Nacional Minérios S.A., or Namisa, one of our subsidiaries:

  Share Purchase Agreement, dated October 21, 2008;
  Shareholders Agreement, dated December 30, 2008;
  High Silica ROM Iron Ore Supply Contract, dated October 21, 2008;
  Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008;
  Iron Ore Supply Contract, dated October 21, 2008; and
  Port Operating Services Agreement, dated October 21, 2008.

These exhibits were amended after discussions with the Staff of the Securities and Exchange Commission, or the SEC, during their review of an application for confidential treatment of certain portions of the Strategic Partnership Agreement and are filed herewith redacted.

No other changes are being made to the Annual Report, as originally filed and as amended on March 18, 2010. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing and we have not updated the disclosure as of a later date.

Table of Contents

Item 19. Exhibits

Exhibit		Description

Number
1.1	(1)	Bylaws of CSN, as amended to date.
2.1	(1)	Amended and Restated Deposit Agreement, dated as of November 1, 1997, and as further amended as of November 13, 1997 and as of June 10, 2004, among CSN, JPMorgan Chase Bank, as depositary, and the registered holders from time to time of the American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F- 6 relating to the ADSs (File n° 333-115078) filed with the SEC on April 30, 2004).
8.1	(1)	List of subsidiaries
10.1*	(2)	Equity Swap Agreement, originally dated as of July 11, 2008 between CSN Madeira Ltda. and Goldman Sachs International.
10.2*	+	Share Purchase Agreement, dated October 21, 2008, among the Company, Big Jump Energy Participações S.A., Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco.
10.3*	+	Shareholders Agreement of Nacional Minérios S.A., dated December 30, 2008, between the Company and Big Jump Energy Participações S.A.
10.4*	+	High Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.5*	+	Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.6*	+	Iron Ore Supply Contract, dated October 21, 2008, between the Company and Nacional Minérios S.A.
10.7*	+	Port Operating Services Agreement, dated October 21, 2008, between the Company and Nacional Minérios S.A.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	(1)	Section 906 Certification of Chief Executive Officer.
13.2	(1)	Section 906 Certification of Chief Financial Officer.
15.1	(1)	Management’s report dated March 17, 2010, on the effectiveness of our internal control over financial reporting as of December 31, 2008.
15.2	(1)	Consent of Golder Associates S.A.

(1)	Incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010.

(2)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009.

+	Filed herewith.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2010	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Chief Financial Officer