Form 20-F
period 2010-12-31
NATIONAL STEEL CO
filed 2011-06-20
CIK 1049659

As filed with the Securities and Exchange Commission on June 17, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Common Shares, without par value.

1,483,033,685, including 25,063,577 common shares held in treasury.  This amount takes into account the cancellation of 27,325,535 common shares held in treasury in November 2010.  For further information, see “Item 7A.  Major Shareholders,”  “Item 9A.  Offer and Listing Details” and “Item 10B.  Memorandum and Articles of Association.”

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

☑  Yes    1  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer  ☑                Accelerated Filer  1                 Non-accelerated Filer   1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 1	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other 1

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  1   Item 18  1

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

1  Yes     ☑  No

	10I.	Subsidiary Information	108
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		108
Item 12.	Description of Securities Other Than Equity Securities		114
Item 13.	Defaults, Dividend Arrearages and Delinquencies		114
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds		115
Item 15.	Controls and Procedures		115
Item 16.	[Reserved]		116
	16A.	Audit Committee Financial Expert	116
	16B.	Code of Ethics	116
	16C.	Principal Accountant Fees and Services	116
	16D.	Exemptions from the Listing Standards for Audit Committees	117
	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	117
	16F.	Change in Registrant’s Certifying Accountant	117
	16G.	Corporate Governance	117
Item 17.	Financial Statements		119
Item 18.	Financial Statements		119
Item 19.	Exhibits		119

Introduction

Unless otherwise specified, all references in this annual report to:

•         “we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;

•         “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•         “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•         “U.S. dollars,” “$,” “US$” or “USD” are to United States dollars;

•         “billions” are to thousands of millions, “km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year and “MW” are to megawatts;

•         “TEUs” to twenty-foot equivalent units;

•         “consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries reported in International Financial Reporting Standards as issued by the IASB – IFRS as of December 31, 2009 and 2010 and for the years ended December 31, 2009 and 2010, together with the corresponding Report of Independent Registered Public Accounting Firm;

•           “ADSs” are to CSN’s American Depositary Shares and “ADRs” are to CSN’s American Depositary Receipts; and

•         “Brazil” is to the Federative Republic of Brazil.

Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil and abroad, especially in China;

•         the ongoing effects of the recent global financial markets and economic crisis;

•         changes in competitive conditions and in the general level of demand and supply for our products;

•         management’s expectations and estimates concerning our future financial performance and financing plans;

•         our level of debt;

•         availability and price of raw materials;

•         changes in international trade or international trade regulations;

•         protectionist measures imposed by Brazil and other countries;

•         our capital expenditure plans;

•         inflation, interest rate levels and fluctuations in foreign exchange rates;

•         our ability to develop and deliver our products on a timely basis;

•         lack of infrastructure in Brazil;

•         electricity and natural gas shortages and government responses to them;

•         existing and future governmental regulation; and

•         other risk factors as set forth under “Item 3D.  Risk Factors.”

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2009 and 2010 contained in “Item 18.  Financial Statements” have been presented in thousands of reais (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  See Note 2(a) to our consolidated financial statements.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting principles required by Brazilian laws No. 6,404, dated December 15, 1976, as amended, and No. 11,638 dated December 28, 2007, as amended, or the Brazilian Corporate Law, and the rules and regulations of the CVM, or Brazilian GAAP.

Changes on Regulatory Requirements for Presentation of Financial Statements – Convergence to International Financial Reporting Standards (“IFRS”)

Starting with the year ended December 31, 2010, Brazilian listed companies are required to publish their consolidated financial statements in accordance with IFRS.  Those consolidated financial statements must be prepared based on IFRS as issued by the IASB.

Consequently, the financial statements and other financial information for the years ended December 31, 2010 and 2009 included elsewhere in this Form 20-F, unless otherwise indicated, were prepared and presented in accordance with IFRS.

Previously published consolidated financial statements in our annual report on Form 20-F for our financial year ended December 31, 2009, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS differs in certain material respects from U.S. GAAP and, accordingly, the consolidated financial statements for our financial years ended December 31, 2010 and 2009 prepared in accordance with IFRS are not comparable to our consolidated financial statements prepared in accordance with U.S. GAAP for 2009 and prior years presented in our reports on Form 20-F.  See “Item 5. Operating and Financial Review and Prospects—Change in Accounting from U.S. GAAP to IFRS” and Note 4 to our consolidated financial statements included elsewhere in this Form 20-F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.  Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2009 and 2010.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, in reais. However, we have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31,

2010 was R$1.6662 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2010, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.  See “Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

IFRS Summary and Financial Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2010 as reported by the Brazilian Central Bank of R$1.6662 to US$1.00 The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

		Year Ended December 31,
Statement of income data:	2010	2010	2009
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	8,673	14,451	10,978
Cost of products sold	(4,613)	(7,687)	(7,022)
Gross Profit	4,060	6,764	3,956
Operating expenses	-
Selling	(407)	(678)	(636)
General and Administrative	(322)	(537)	(480)
Equity in results of affiliated companies	0	0	0
Other Expenses	(386)	(643)	(696)
Other Income	55	92	1,417
Total	(1,060)	(1,766)	(395)

Operating income	3,000	4,998	3,561
Non-operating income (expenses), net
Financial Income (expenses), net	(1,147)	(1,911)	(246)

Income Before Taxes	1,853	3,087	3,315
Income Tax
Current	(188)	(313)	(582)
Deferred	(154)	(257)	(118)

Total	1,511	2,517	2,615

Net income	1,511	2,517	2,615

Net loss attributable to noncontrolling interest	-	-	(4)

Net income attributable to Companhia Siderúrgica Nacional	1,511	2,517	2,619

Basic earnings per common share	1.03586	1.72594	1.75478
Diluted earnings per common share	1.03586	1.72594	1.75478

	As of December 31,
Balance Sheet Data:	2010	2010	2009
	(in million of US$)	(in million of R$)
Current assets	9,479	15,794	12,835
Investments	1,263	2,104	322
Property, plant and equipment	8,269	13,777	11,133
Other assets	3,676	6,126	6,436

Total assets	22,687	37,801	30,726

Current liabilities	2,674	4,456	3,998
Non -current liabilities(1)	15,317	25,522	20,139
Stockholders’ equity	4,696	7,823	6,589

Total liabilities and stockholders’ equity	22,687	37.801	30,726

Common stock	2,447	2,447	2,447
Dividends declared and interest on stockholders’ equity (in millions of reais)(1)	937	1,561	2,571
Dividends declared and interest on stockholders’ equity per common share (in reais)(1)	0.64	1.07	1.76
(1)

Amounts consist of dividends declared and accrued interest on stockholders’ equity during the year.  For a discussion of our dividend policy and dividend and interest payments made in 2010, see “Item 8A.  Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Between 2000 and 2002, the real  depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002.  Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008.  Since 2009, the real  appreciated against the U.S. dollar and on December 31, 2010 the exchange rate was R$1.67 per US$1.00 and on June 14, 2011, the exchange rate was 1.58 per US$1.00.  The Central Bank has intervened occasionally to control instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the selling rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

	Low	High	Average (1)	Period-end
Year ended
December 31, 2006	2.059	2.371	2.177	2.138
December 31, 2007	1.733	2.156	1.948	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.994	1.741
December 31, 2010	1.655	1.881	1.759	1.666

	Low	High	Average	Period-end

Month ended
December 2010	1.655	1.881	1.759	1.666
January 2011	1.651	1.691	1.674	1.673
February 2011	1.661	1.677	1.668	1.661
March 2011	1.628	1.675	1.659	1.629
April 2011	1.565	1.619	1.586	1.573
May 2011	1.580	1.634	1.613	1.580
June 2011 (through June 14, 2011)	1.574	1.594	1.583	1.582

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation.  The Brazilian government’s actions, policies and regulations to control inflation have often involved, among other measures, increases in interest rates, changes in tax policies, price controls (such as those imposed on the steel sector prior to privatization), currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations may be adversely affected by political, social, and economic developments in or affecting Brazil, and by changes in policy or regulations involving or affecting factors, such as:

•         interest rates;

•         exchange controls;

•         currency fluctuations;

•         inflation;

•         lack of infrastructure in Brazil;

•         energy shortages and rationing programs;

•         liquidity of the domestic capital and lending markets;

•         environmental policies and regulations;

•         tax policies and regulations; and

•         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will make changes affecting these and other factors may create instability. This may also adversely affect our business, financial condition and results of operations.

Exchange rate instability may adversely affect our financial condition,  results of operations and the market price of our common shares and ADSs.

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real  depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002.  Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.34 per US$1.00 at year end.  Since 2009, the real appreciated  againts the U.S. dollar, mainly due to the strong economic recovery of Brazil and high domestic real interest rate, and on December 31, 2010 the exchange rate was R$1.66 per US$1.00.  On June 14, 2011, the exchange rate was R$1.58 per US$1.00.

Depreciation of the real  against major foreign currencies could create inflationary pressures in Brazil and contribute to Central Bank increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciation of the real  against the U.S. dollar can also, as in the context of the global economic and financial crisis in 2008 and 2009, lead to decreased consumer spending and reduced growth of the economy as a whole.

On the other hand, appreciation of the real  relative to major foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

In the event the real  depreciates in relation to the U.S. dollar, the cost in reais  of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase.  To the extent that we do not succeed in promptly reinvesting the funds received from such borrowings in dollar-denominated assets, we are exposed to a mismatch between our foreign currency-denominated expenses and revenues.  On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive.  We had total U.S. dollar-denominated or –linked indebtedness of US$5,804 million, or 48% of our total indebtedness, at December 31, 2010.

Depreciation of the real  may also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our common shares and, as a result, the ADSs.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Since the implementation of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 4.31 and 5.91 in 2009 and 2010, respectively.

Between 2004 and 2010, the base interest rate, or SELIC rate, in Brazil varied between 19.25% p.a. and 8.75% p.a.. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, we may not be able to adjust the price of our products in the export markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

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

The steel and mining industries are highly cyclical, both in Brazil and abroad.  To the extent the Brazilian economy cannot absorb our entire steel production capacity, we are dependent on exporting our steel products, as in 2005 and 2006, for example.  The demand for our steel and mining products (international commodities) and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances, packaging and distribution industries.  In recent years, the price of steel and iron ore in world markets has been at historically high levels, with the exception of 2009, when these prices decreased as a result of lower domestic and international demand and the effects of the 2008 worldwide financial crisis, but with consistent recovery over 2010 due to product mix and recovery of international economy and prices.  Reduced demand can lead to overcapacity and excessive downtime, lower utilization of our significant fixed assets and therefore reduced operating profitability. Any material decrease in demand for steel and iron ore in the domestic or export markets served by us could have a material adverse effect.

The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

In 2010 and 2009, raw material costs accounted for 56.4% and 53.6% , respectively, of total production costs.  Our principal raw materials include iron ore, coal, coke (a portion of which we produce from coal), limestone, dolomite, manganese, zinc, tin and aluminum.  We depend on third parties for some of our raw material requirements.  In addition, we import all of the coal required to produce coke and approximately 28% of our coke requirements.

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

In addition, we require significant amounts of energy, both in the form of natural gas ad electricity, to power our plant and equipment.  Any prolonged interruption in the supply of raw materials, natural gas or energy, or substantial increases in their costs, could also materially and adversely affect us.  These interruptions in the supply of raw materials, natural gas or energy may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers or accidents or similar events on suppliers’ premises or along the supply chain.

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

The steel industry is also highly competitive with respect to product quality and customer service, as well as technological advances that enable the steel manufacturer to reduce its production costs.  In 2010 the steel companies in Brazil have faced strong competition of imported products. Some of the factors that facilitated this scenario were the reduction of steel products demand in mature markets, the exchange rate appreciation and some state tax incentives.  The necessary measures were taken to contain imported products and domestic and imported prices were equated.

Over the past years, China has become a major steel producer. If we are not able to remain competitive in relation to China or other steel-producing countries, in the future we may be materially and adversely affected. Recently steel imports in Brazil have increased in light of idle installed capacity in foreign markets, then if the Brazilian Government were to remove current protective measures or fails to act against cheap subsidized steel imports, our results of operation may be adversely affected.

Protectionist and other measures adopted by foreign government could adversely affect our export sales.

In response to the increased production and export of steel by many countries, anti-dumping, countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports which are in force until nowadays.  Foreign countries continue to impose restrictions on the exports to certain countries, such as the restrictions on exports of hot-rolled products from Brazil to the United States, Canada and Argentina.  The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Changes of laws and regulation and government measures could adversely affect us.

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

Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products.  Our insurance policies may not be sufficient to cover all our losses.

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

We maintain several types of insurance policies in line with our view to managing risk, but the coverage obtained in these may not be sufficient to cover all our risks which may adversely affect our financial position. We have an operational risks policy for the Presidente Vargas Steelworks and some other branches and subsidiaries, but for an insured value of R$ 850 million out of a total risk amount of R$ 25.1 billion. Despite this coverage, CSN remains responsible for the first tranche of R$ 170 million in losses (material damages and loss of profits), in excess to the deductibles, and shall be responsible for 64% of the losses above this first tranche.

We may not be able to successfully contract or renew our insurance policies in terms satisfactory to us, which may adversely affect our financial position.

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

We are investing to further increase our steel, mining and cement production capacity, as well as our logistics capabilities.  Our expansion and projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

•         we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate a project;

•         our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;

•         we may fail to obtain, or experience delays or higher than expected costs in obtaining the required permits and/or regulatory approvals to build a project; and

•         changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.

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

We currently operate parts of our business through joint-ventures with other companies.  We have established a joint-venture with an Asian consortium at our 60% consolidated investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint-venture with Tractebel and Itambe at Itá Energética S.A., or ITASA and a consortium with Vale, Votorantim Metais, CEMIG and Anglo Gold Ashant at Igarapava Hydroelectric Power Plant to produce electricity.

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

Revenues from our mining business represented in 2009 and 2010, respectively, 17% and 24% of our total net revenues.  Our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our products.  When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins.  If we are unable to satisfy excess customer demand in this way, we may lose customers.  In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

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

China has been the main driver of global demand for minerals and metals over the last few years.  In 2010, Chinese demand represented 60% of global demand for seaborne iron ore.  The percentage of our mining operating revenues attributable to sales to consumers in China was 47% in 2010. A contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability.  Poor performance in the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact our results.

Drilling and production risks could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change.  Substantial time and expenditures are required to:

•         establish mineral reserves through drilling;

•         determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•         obtain environmental and other licenses;

•         construct mining, processing facilities and infrastructure required for greenfield properties; and

•         obtain the ore or extract the minerals from the ore.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 55.3% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2010.  The top ten stocks in terms of trading volume accounted for 43.4% and 49.7% and 53.2%  of all shares traded on the BM&FBOVESPA in 2010, 2009 and 2008, respectively.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares, and we cannot assure you that we will file any such registration statement.  If such a registration statement is not filed and an exemption from registration does not exist, The JP Morgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale.  However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

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

General

     We are one of the largest fully integrated steel producers in Brazil and in Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. Production of crude steel and rolled steel products, increased in 2010 by 12% to 4.9 million tons and finished steel production increased in 2010 by 14% to 4.7 million tons, as compared to 2009, due to a recovery from the global economic and financial crisis in 2008 and 2009. In addition to our steel business, we operate in the mining and cement businesses, which have become increasingly important to our operations and growth.

Steel

     Our fully integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2010, we accounted for approximately 46% of the coated steel products market share in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers. In 2010, we accounted for approximately 98% of the tin mill products market share in Brazil.

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
  steel is continuously cast in slabs; and
  slabs are then hot rolled, producing hot bands that are coiled and sent to finishing facilities.

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

    CSN owns a number of high quality iron ore mines, all located within the Quadrilátero Ferrífero, in the State of Minas Gerais. Casa de Pedra Mining, located in Congonhas – MG, produces high quality iron ore. As far as it concerns quality, the previous statement is also applicable to Namisa – Nacional Minérios S.A. In addition to that, the company’s mining assets also include TECAR (two deep-sea water terminals), located in Porto de Itaguai (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone, and Estanho de Rondônia SA - ERSA, which mines and casts tin.

Logistics

     The verticalization strategy and intense synergies among the Company's business units are strongly dependent on the logistics created to guarantee the transportation of the inputs at a low operating cost.

     A number of railroads and port terminals make up the logistics system integrating CSN's mining and steelmaking units.

     CSN manages two port terminals at Itaguaí, in Rio de Janeiro — bulk solids (Tecar) and Containers (Sepetiba Tecon).

     CSN has interests in two railroad companies: MRS Logística, which operates the former Southeast Network of the Federal Railroad Network, along the Rio de Janeiro-São Paulo-Belo Horizonte axis, and the Transnordestina Logística S/A. With 1,728km of track, Nova Transnordestina railway, when completed, will connect the northeastern cerrado to Pecém and Suape Ports.

Cement

     In May 2009, CSN entered the cement market driven by the high synergy between this new activity and its current business. This project takes advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the State of Minas Gerais. The limestone, which is transformed into clinker, and the slag, account for approximately 95% of the production cost to produce cement.

     CSN plans to increase its share of the segment in Brazil aiming to diversify its products and markets and help reduce risk and adding value for its shareholders.

Energy

     CSN is one of Brazil’s largest industrial electric power consumers only behind the aluminum producers. Since 1999, we have been investing in power generation projects in order to ensure self-sufficiency. Its electrical assets are the Itá Hydroelectric Power Plant, in Santa Catarina (CSN holding a 29.5% stake), corresponding to 167 MW, the 210-MW Igarapava Hydroelectric Power Plant in Minas Gerais (holding a 17.9% interest) and the 238-MW cogeneration thermoelectric power plant in Presidente Vargas Steelworks, in Volta Redonda, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generation capacity of 430 MW, supplying the group’s total need for power.

Other Information

     CSN’s legal and commercial name is Companhia Siderúrgica Nacional.  CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil.  Our head offices are located at Av. Brigadeiro Faria Lima, 3400, 20º floor, Itaim Bibi, Sao Paulo, Brazil, CEP04538-132 our telephone number is +55-11-3049-7100.  CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

4B.  Business Overview

Competitive Strengths

     We believe that we have the following competitive strengths:

     Fully integrated business model. We believe we are one of the most fully integrated steelmakers in the world. We have captive iron ore reserves, which differentiate us from our main competitors in Brazil that purchase their iron ore from mining companies such as Vale S.A., or Vale. In 2006, we hired Golder Associates S.A., or Golder, to evaluate the Casa de Pedra iron ore reserves. The results confirmed proven and probable mineral resources of 1.6 billion tons with a grade of approximately 48.0%. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas steelworks. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. Our operations are strongly integrated as a result of our captive sources of raw materials, such as iron ore, and our access to owned infrastructure, such as railroads and deep-sea water port facilities.

     Profitable mining business The Mining business has received investments in recent years, lifting CSN into a prominent position among the country’s leading mining firms. Additional investments will increase capacity to approximately 89 mtpy, including third parts purchases in the next years, thereby strengthening CSN’s position as an important player in the iron ore worldwide market. The Company has reserves of high-quality iron ore in Casa de Pedra mine and Namisa, both located in Minas Gerais. Our mining activities provide us with strong revenue generation and have significantly increased production of iron ore in the last four years. In 2007 we sold 10.5 million tons, 18.4 million tons in 2008, 22.4 million tons in 2009 and 25.3 million tons in 2010 (considering a 100% stake in Namisa throughout this period).  All these factors contribute to the high EBITDA margins of this segment.  The company’s mining assets also include TECAR (two deep-sea water terminals) with 30Mtpy capacity, located in Porto de Itaguai (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone, and Estanho de Rondônia SA - ERSA, which mines and casts tin.

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

     Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas steelworks. We also sell excess energy we generate into the energy market. Our 238 MW thermoelectric cogeneration plant provides the Presidente Vargas steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We indirectly hold 29.5% of the Itá hydroelectric plant that has installed capacity of 1,450 MW, with a guaranteed output of 668 MW to us and to the other shareholders of Itá Energética S.A., or ITASA, proportionally to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we hold 17.9% of the Igarapava hydroelectric, with 210 MW fully installed capacity. We have been using part of our 22 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

     Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our qualified work force.

     Diverse product portfolio and product mix. We have a diversified product mix that includes: hot-rolled, cold-rolled, galvanized and steel tin mill products. We offer many kinds of steel packaging produced in Brazil, accounting for approximately 98.0% of the steel tin mill products and 46.0% of coated flat steel produced in Brazil. We also produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products, in our product mix. Our galvanized product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our branch CSN Paraná provides us additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary, Prada, the largest flat steel distributor in Brazil, is a strong sales channel in the domestic market, enabling us to meet demands from smaller customer, and therefore to have a strong presence in this market.

     Strong presence in domestic market and strategic international exposure. We have a strong presence in the domestic market for steel products, with approximately 98.0% market share of the steel tin mill product industry in Brazil and a large market share for galvanized flat steel. In addition, our subsidiaries CSN LLC and Lusosider constitute sales channels for our products, selling in the United States and in Europe kept stable in 5.0% of our total sales in 2010 and 2009.

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

Steel

Our strategy for our steel business involves:

✓ focus on domestic markets, in which we have historically recorded higher profit margins and better competitiveness, by expanding our market-share in flat steel and by entering in the long steel market as a relevant player;

✓ constant pursuit of operational excellence, by implementing cost reduction projects (eg. pellet plant, coque battery revamp, energy efficiency) and programs (eg, internal logistic optimization, inventories reduction, project development and implementation disciplines);

✓ emphasis on high value-added steel products, such as galvanized, pre-painted and tin-coated, in addition to enhancing service centers and finished goods offering;

✓ explore synergic markets and profitability, by employing flat steel distribution units and portfolio complementarily to accelerate entrance in longs market, capturing synergies with cement and others products; and

✓ gain market-share in services and distribution network, via new deposits and service centers regions.

For information on our planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Mining

In order to strengthen our position as a player in the iron ore market, we plan to expand our mining assets, Casa de Pedra and Namisa, and search for investment opportunities, primarily in mining operations and advanced projects.

We expect to reach an annual production level of approximately 89 mtpy of iron ore products in the next years, including third parts purchases, which represents roughly 3 times the volume observed in 2010, by increasing capacity to 50 mtpy in Casa de Pedra and 33 mtpy in Namisa, thereby strengthening CSN’s position as an important player in the iron ore worldwide market.

In order to maximize the profitability of our product portfolio and resources, we will also focus on pellet and pellet-feed, by using Itabiritos resources, investing with strategic partners and clients in pellet capacity and seeking strategic partnerships towards captive consumption of pellet feed.

Regarding our infrastructure to sustain this growth, we will increase capacity in TECAR (our private port in the State of Rio de Janeiro) from 30 mtpy to 84 mtpy in the next years, and we are analyzing other capacity additions. In addition to the port expansion, we are also studying seaborne shipping opportunities, focused on gaining competitiveness in the Asian market.

For information on our planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

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

In addition to investments in TECAR (iron ore and coal), we will strengthen STSA (container terminal) in order to operate larger ships, increasing its capacity and competitiveness by aggregating services to facilitate client loyalty.

In railways, we plan to accelerate implementation of our Transnordestina project and explore its logistic potential through terminals and regional cargo, focusing on iron ore, agricultural, gypsum and fuel volumes. We also plan to invest in increasing our efficiency and capacity in the southern region of Brazil, through our interest in MRS.

Cement

Our strategy for cement business includes greater utilization of by-products by continuing construction of our cement grinding and the clinker facility that we expect will produce 2.4 million tons per year of cement in the next years. We are evaluating other organic growth initiatives to expand our capacity in additional 3 million tons per year, in order to capture the strong growth expected with the Soccer World Cup of 2014 and the Olympic Games in 2016, besides the strong pace of construction of new housing units, commercial and infrastructure projects. For information on our planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel, cement, mining producing and logistics capabilities, in addition to logistics infrastructure and energy generation.

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

Galvanized Products

Galvanized products comprise flat-rolled steel coated on one or both sides with zinc or a zinc-based alloy applied by either a hot-dip or an electrolytic process.  We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process.  Galvanizing is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere.  Galvanized products are highly versatile and can be used to manufacture a broad range of products, such as:

•         bodies for automobiles, trucks and buses;

•         manufactured products for the construction industry, such as panels for roofing and siding, dry wall and roofing support frames, doors, windows, fences and light structural components;

•         air ducts and parts for hot air, ventilation and cooling systems;

•         culverts, garbage containers and other receptacles;

•         storage tanks, grain bins and agricultural equipment;

•         panels and sign panels; and

•         pre-painted parts.

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

Tin Mill Products

Tin mill products comprise flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated.  Coatings of tin or chromium are applied by electrolytic process.  Coating costs place tin mill products among the highest priced products that we sell.  The added value from the coating process permits us to price our tin mill products with a higher profit margin.  There are four types of tin mill products, all produced by us in coil and sheet forms:

•         tin plate - coated on one or both faces with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;

•         tin free steel - coated on both faces with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;

•         low tin coated steel - coated on both faces with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and

•         black plate - uncoated product used as the starting material for the coated tin mill products.

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

Because Brazil lacks quality coking coals, we import all the coal required for coke production.  The coal is then charged in coke batteries to produce coke through a distillation process.  See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.”  This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant.  After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron.  In 2010, we produced approximately 75% of our coke needs and imported the balance.  At sintering plants, fine-sized iron ore and coke or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter.  The sinter, lump iron ore, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting.  We operate a pulverized coal injection, or PCI, facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for approximately one-third of the coke otherwise required.

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

Our business encompasses operations and commercial activities.  Our operations activities are undertaken by our production sector, which is composed of the following two units:

•  the operations unit is responsible for steel production operations, repair shops, in-plant railroad, and process development at Volta Redonda;

•  the support unit is responsible for production planning, management of product stockyards, energy and utility facilities and work force safety assistance at the Presidente Vargas steelworks.

The production sector is also responsible for environment and quality consultancy, new products development, capital investment implementation for steel production and processing, as well as the supervision of CSN Porto Real’s and CSN Paraná’s operations.

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

			CSN% of
Crude Steel Production	Brazil	CSN	Brazil
	(In millions of tons)
2010	32.8	4.9	14.9%
2009	26.5	4.4	16.6%
2008	33.7	5.0	14.8%
2007	33.8	5.3	15.7%
2006	30.9	3.5 *	11.3%

_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr..
* Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2010	2009	2008
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Iron Ore *	21.6	17.1	17.0
Molten Steel	5.0	4.5	5.1
Crude Steel	4.9	4.4	5.0
Hot-Rolled Coils and Sheets	5.0	4.1	4.7
Cold-Rolled Coils and Sheets	2.5	2.4	2.6
Galvanized Products	1.1	0.7	1.1
Tin Mill Products	0.7	0.6	0.7
Consumption of Coal for Coke Batteries	2.2	2.1	2.3
Consumption of Coal for PCI	0.7	0.6	0.8
*Casa de Pedra

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

In 2010, prices of main raw materials increased due to increased post crisis demand and a strengthening of steel industry worldwide.

These commodity segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

 Iron Ore

We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais.  For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2010, our coal consumption totaled 2.9 million tons and accounted for 22% of our production cost.

After the post-crisis demand recovery in the end of 2009, 2010 was a year of consolidation in terms of coal demand, especially from Asia.  Because of the cyclical and volatile nature of the coal industry, price negotiation of coking coal and PCI coal switched from an annual to a quarterly basis, as of April 2010.  CSN’s coking coal and PCI coal costs during 2010 increased significantly compared with previous year due to a demand recovery.  The prices in 2010 varied from quarter to quarter, following the benchmark price settled between BHP Billiton and Japanese Steel producers prior to the beginning of each quarter.

In addition the 2010 average spot prices of coking coal and PCI Coal increased significantly compared to 2009, affected by demand fluctuation and unexpected heavy rains in Australia during fourth quarter, when some major exporters started to face serious operational issues at their mines as well as logistics constraints.

CSN uses a PCI system that allows its production area to use less coke in the blast furnaces during the process, substituting a portion of the coke with lower grade coal.  The PCI system has reduced our need for imported coking coal and imported coke, thereby reducing production costs.  In 2010, we used 710,940 tons of imported PCI coal.

Coke

In 2010, in addition to the approximately 1.6 million tons of coke we produced, we also consumed 440,696 tons of coke bought from third parties in China, India, Colombia and in the domestic market.  This figure represents an increase of 47% as compared to our consumption in 2009 and is similar to our historical level of consumption.  The market for coke has been very competitive since 2002, because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas.  In addition, India has become a major consumer of coke, considerably increasing its consumption in the past years.  Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke.

Limestone and Dolomite

Our Bocaina mine is located in the town of Arcos in the State of Minas Gerais and it has been suppling, since the early '70s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to  our Presidente Vargas Steelworks in Volta Redonda.  These products are used in the process of sintering and calcination.  Arcos has one of the biggest and best world’s reserves of limestone, and it’s used for the production of various products, including cement.

The annual production of limestone and dolomite to our steelworks is approximately 2 million tons.

The main products obtained from limestone and dolomite that are transferred to our steelworks in Volta Redonda are:

•         limestone and dolomite calcination:  they have  granulometry between 32 and 76 mm, and they are used in the lime plant in Volta Redonda to produce calcitic and dolomitic lime, for further use, in the steelmaking process and sintering.  At the steelworks, lime is used for chemical controlling of liquid slag, in order to preserve the refractory of the converters and assist in the stabilization of the chemical reactions that occur during the manufacturing process of steel.  In the sintering, the purpose of lime is to increase the performance of this process and final quality of the sinter that is produced.

•         limestone and dolomite sintering:  used in the production of “sinter”, in our steelworks.  The sinter is composed by fine ores, solid fuel and flux, which enable the semi-melting and sintering ore.  The sinter is used in blast furnace as a source of Fe for the production of pig iron.

•         From 2009 on, with our entry in the cement market, Arcos’mine also became responsible for supplying limestone for the cement manufacturing process in Volta Redonda.

With the startup of clinker production in 2011, our Bocaina mining will also be in charge of providing non steel limestone (limestone with high silica content), in approximately 1.3 million tons / year for clinker production, the main raw material for cement production.

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

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas steelworks.  These gases are supplied by a third-party under long-term contracts from its gas production facilities located on the Presidente Vargas steelworks site.  In 2010, we used 786,746 tons of oxygen to produce 4.9 million tons of crude steel.

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

Electricity

Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units.  In 2010, the Presidente Vargas steelworks consumed approximately 2.97 million MWh of electric energy or 664 kilowatt hours per ton of crude steel.  This consumption made us one of the largest consumers of electricity in Brazil, accounting for approximately 12% of the overall consumption of electricity in the State of Rio de Janeiro.

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

Diesel Oil

In mid-October 2006 and July of 2008, we entered into an agreement to receive diesel oil from the Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, in order to supply our equipment in Casa de Pedra, Arcos and Namisa in the State of Minas Gerais, which are the plants responsible for our mining activity.  In 2009 and 2010, we had a consumption of 57,177 kiloliters and 66,237 kiloliters of diesel oil, respectively.  This increase was mainly due to the growth of our mining activity to support our growing iron ore production, which required us to enlarge our mining equipment fleet.  In 2009 and 2010, we paid US$60.4 million and US$37.8 million, respectively, for the diesel oil we consumed.

Clinker

We are importing Clinker  in order to supply our cement mill in Presidente Vargas steelworks in the state of Rio de Janeiro. Addionally, as from Abril 2011, we started producing our own clinker in our plant in Arcos, Minas Gerais.

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

Our major operational units and corresponding effective capacities as of December 31, 2010, including CSN LLC and Lusosider, are set forth in the following chart:

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

Metalic

We have a 99.99% ownership interest in Cia.  Metalic Nordeste, or Metalic.  Metalic is one of the few two-piece steel can producer in all the Americas.  It has approximately 48% of the packaging market for carbonated drinks in the Northeastern regions of Brazil.  Currently, we are the only supplier to Metalic of the steel used to make two-piece cans.  The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas steelworks.  In 2010, the company sold 831 million cans of 350 ml, 60 million cans of 250 ml and 1,284 million ends, and of these 13% were exported to Latin America.

Prada

We have a 99.99% ownership interest in Cia.  Matelúrgica Prada, or Prada.  Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities located in the states of São Paulo, Rio Grande do Sul and Minas Gerais.  Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products.  Prada has important clients in the food and chemical industries, including packages of vegetables, fishes, dairy products, meat, aerosols, paints and varnishes, and other business activities.  On December 30, 2008, we merged one of our subsidiaries, Indústria Nacional de Aços Laminados S.A., or INAL, into Prada.  INAL was a distributor of laminated steel founded in 1957 and, after the merger, it became a branch of Prada responsible for distribution of Prada’s products, or Prada Distribuição.

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

Inal Nordeste

Inal Nordeste, or INOR, is our subsidiary and a distributor of laminates located in Northeastern Region.  INOR has a service center located in the city of Camaçari, in the State of Bahia, to support sales in the Northeastern and North regions of Brazil, with 155,000 tons per year of installed processing capacity.  On May 30, 2011, INOR was merged into the Company, then allowing the optimization of processes and operations as well as reduction of costs.

Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana.  This facility has an annual production capacity of 180,000 tons of cold-rolled products and 315,000 tons of galvanized products.  Currently, CSN LLC is obtaining hot coils by buying slabs from CSN and then having them converted into hot coils by local steel companies or buying hot rolled coils directly from mills in the United States.  See “Item 4B.  Government Regulation and Other Legal Matters—Anti-Dumping Proceedings—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a producer of hot-dip galvanized products and cold-rolled located in Seixal, near Lisbon, Portugal.  Lusosider produces approximately 240,000 tons of galvanized products and 50,000 tons of cold-rolled annually.  Its main customers include service centers and tube making industries.

Our Mining Segment

Our mining activities are one of the largest in Brazil and are mainly driven by exploration of one of the richest Brazilian iron ore reserves, Casa de Pedra, in the State of Minas Gerais.  We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing taking place through our principal hubs of Minas Gerais, in Brazil, Madeira Islands, in Portugal, and Hong Kong.

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

Our iron ore at Casa de Pedra is currently excavated by a fleet composed of Marion 191M electric shovels, P&H 1900AL electric shovels, PC 5500 Demag hydraulic shovels, wheel loaders (different brands) and then hauled by a fleet of Terex MT3300AC (150 tons), Caterpillar CAT793 (240 tons) and Terex Unit Rig  MT4400 (240 tons).

Casa de Pedra mine is wholly-owned by us and accounts for all our iron ore supply, producing lump ore, sinter feed and pellet feed fines with high iron content.

The maps below illustrate the location of our Casa de Pedra mine:

Namisa

We own additional iron ore assets through Namisa, our 60% consolidated investee, which acquired CFM in July, 2007.  CFM was incorporated in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy mines, for the beneficiation of crude ore extracted from its deposit, the Engenho mine.

The Engenho mine is located at the Southwestern region of the Iron Ore Quadrangle, 60 km South of the city of Belo Horizonte.

The maps below illustrate the location of our Engenho mine:

The Fernandinho mine, an asset that we also hold through Namisa, is located in the city of Itabirito, in the State of Minas Gerais.  This town is located in the Middle-East region of the State of Minas Gerais and approximately 43 km from the city of Belo Horizonte.

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

Mineral Rights and Ownership

The Mining Code and the Brazilian Federal Constitution impose requirements on mining companies relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located.  The Mining Code also imposes certain notifications and reporting requirements.

We hold concessions to mine iron ore, limestone and dolomite.  We purchase manganese in the local market.  Except for Namisa’s mines, in which we have a 60% ownership interest, we own 100% of each of our mines.  In addition, each mine is an “open pit” mine.  Iron ore extraction, crushing, screening and concentration are done in three different sites:  Casa de Pedra (CSN’s property), Pires Beneficiation Plant and Fernandinho Mine (both Namisa’s property).

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

	MINERAL RESOURCES – As of December 31, 2010

	Proven and Probable Reserves(1)					Mineral Deposits Resources(2)

					Recoverable
	Ore Tonnage(3)				Product(5)	Tonnage
Mine Name and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)

)	Probable(7)

Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	1,016	514	47.79% Fe	Itabirite (79%)	891	8,285
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		857
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		582
Total Iron:	1,016	514			891	9,724
(Congonhas, Minas Gerais)

Limestone and Dolomite:	Proven(6)	Probable(7)

Bocaina			41.3%CaO	Limestone (86%)
(Arcos, Minas Gerais)	117.71	41.9	5.99%MgO	Dolomite (14%)	156	1,187.5

	Proven+Probable Reserves(Mm3)				Recoverable Product[5]	Resources (Mm3)
					(in tons)	(in million cubic meters)

Tin
				Paleo valley and
(Itapoã do Oeste, Rondônia)	40,31			shallow	23,509	94,85

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

In 2010, we had a total drilling of 8,489 meters.  We are extending our drilling campaign with additional 66,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. Of this total, we have already concluded 8,271 meters.  When this drilling campaign is concluded, we intend to conduct a new ore reserve audit.

Namisa

An initial study was conducted at Fernandinho and Engenho mines to define the geological resources and final pits.  In 2008 and 2009, we extended our drilling campaign with additional 5,179 meters at Engenho mine and 2,771 meters at Fernandinho mine (totalizing a campaign of 7,950 meters) to increase and improve our knowledge about the iron ore deposits at these mines.  We expect that, as soon as a new model and final pit is finished, this reserve could be audited and incorporated in our mineral deposits.

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais.  The Casa de Pedra mine is located 350 km from the Presidente Vargas steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguai Port.  Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 85.0 million tons and 21.5 million tons, respectively. In 2010 Casa de Pedra produced 21.6 million tons of iron ore.

Namisa

The beneficiation plant at Pires also processed crude ore acquired from other companies, which along with its own ROM, generates final products such as: lump ore, small lump ore (hematitinha), sinter feed and concentrates.  The beneficiation plant at the Fernandinho unit generated 0.5 million tons of small lump ore and sinter feed products, in which the sinter feed practically corresponded to the total production.

Most of the ROM of the Pires Beneficiation Plant comes from Engenho mine (Namisa’s property), which is located at the northern border of the Casa de Pedra mine.  Pires Beneficiation Plant has the capacity to process 10.3 million tons per year.  From this total, approximately 3 million tons are currently provided by the Engenho mine and the balance is purchased from third parties.

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

Our steelmaking operations consumed 6.9 million tons of iron ore during 2010, consisting of 5.1 million tons of sinter-feed material and 1.8 million tons of lump ore.  As we do not have pelletizing plants, the total amount of pellets has been acquired in the Brazilian market.

Distribution

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

Our Logistics Segment

Our logistics segment is comprised of railway and port facilities.

Railways

Southeastern Railway System

MRS has a concession to operate, through the year 2026, Brazil’s Southeastern railway system.  As of December 31, 2010, we held directly and indirectly 33.27% of MRS’ total capital.  The Brazilian Southeastern railway system, with 1,674 km of track, serves the São Paulo – Rio de Janeiro – Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  In addition to serving other customers, the line transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from the Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro.  The railway system connects the Presidente Vargas steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.  Our transport volumes represent approximately 28% of the Brazilian Southeastern railway system’s total volume.  While we are jointly and severally liable with the other principal MRS shareholders for the full payment of the outstanding amount (See “Item 5E.  Off-Balance Sheet Arrangements”) , we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

As of December 31, 2010, we hold 76.45% of the capital stock of Transnordestina Logística S.A. Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system.  The Northeastern railway system includes 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.

For more information on the merger and financings for Transnordestina, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

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

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate, for a 25-year term that is renewable for another 25 years, the container terminal at Itaguaí Port.  As of December 31, 2010, US$183 million of the cost of the concession remained payable over the next 15 years of the lease.  For more information, see “Item 5E.  Off-Balance Sheet Arrangements”.  The Itaguaí Port is located in the heart of Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port.  This area represents more than 60% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística).  The Brazilian Federal Port Agency spent US$48 million in port infrastructure projects such as expanding the maritime access channel and increasing the depth.  In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio Santos road, and are being made in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that will cross the Rio de Janeiro metropolitan area.  Also, MRS railway is investing in an extra rail track along the way to the Itaguaí Port.  These factors, combined with favorable natural conditions, like natural deep waters and low urbanization rate around port area, allow the operation of large vessels as well as highly competitive prices for all the services rendered, resulting in the terminal being a major hub port in Brazil.  For further information on our planned investments relating to our Itaguaí CSN Logistics Platform Project, see “Item 4. Information on the Company —A.  History and Development of the Company —Planned Investments—Itaguaí CSN Logistics Platform Project”.

The figures show the effect of investments made since 2007 in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG, cranes.  These investments, along with a focused marketing and sales strategy, enabled the terminal to rank first in market share among the three terminals of the state of Rio de Janeiro, with 40% of the total moves in those terminals.

We plan to carry out new infrastructure and equipment investments in Sepetiba TECON, as the Berth 301 Equalization and the acquisition of two new Super Post Panamax Portainers and four new RTG cranes to yard operations.  These investments will increase TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 410,000 containers (or 610,000 TEUs) a year and from 2.0 million tons to 6.0 million tons a year of steel products.  We intend to use this port to ship all our exports of steel products.  In 2010, 69% of the exported steel products (or 147,691 tons), was shipped from this port, as compared to 91.6% in 2009.

In 2010, the terminal has resumed the growth that had been affected by the global downturn.  Is achieved 196,313 units handled (or 298,417 TEUS), which represents an increase of 27% compared to 2009.

Our Energy Segment

Our energy segment is comprised of generation plants and is aimed at enabling us to maintain our self-sufficiency in energy, reducing our production cost and our exposure to fluctuations or availability of certain energy sources.

Our energy related assets include:

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

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility.  Other consortium members are Vale, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant has  an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2010.  We have been using part of our 22.8 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines and to the Presidente Vargas steelworks.  From time to time, we also sell the excess energy in the spot energy market.

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

Our commercial area is responsible for sales of all of our products.  This area is divided into two major teams, one focused on international sales and the other on domestic sales.  The domestic market oriented sales team is divided into six market segments:  packaging, distribution, automotive, home appliances, original equipment manufacturer, or OEM, and construction.  Each one of these segments has a specific strategic goal to provide tailor-made steel solutions that meet the specific needs of each client they serve.

The distribution division is responsible for supplying large steel processors and distributors, as well as some industries that produce small diameter pipe and light profiles.  The packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished-products.  The automotive unit is supplied by a specialized mill, CSN Porto Real, and also by a portion of the galvanized material produced at Presidente Vargas steelworks, benefiting from a combined sales strategy.

In 2010, more than a half of our domestic sales were made through our own sales force directly to customers.  The remaining sales were to independent distributors for subsequent resale to smaller clients.

Historically, our export sales were made primarily through international brokers.  However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers.  We have focused our international sales to more profitable markets in order to maximize revenues and shareholder returns.

All of our sales are on an order-by-order basis and have an average delivery time of 45 days.  As a result, our production levels closely reflect our order log book status.  We forecast sales trends in both the domestic and export markets based on the historical data available from the last two years and the general economic outlook for the near future.  We have our own data systems to remain informed of worldwide and Brazilian market developments.  Further, our management believes that one of the keys to our success is maintaining a presence in the export market.  Such presence gives to us the flexibility to shift between domestic and export markets, thereby allowing us to maximize our profitability.

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

Sales by Geographic Region

In 2010, we sold steel products to customers in Brazil and 35 other countries.  The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, domestically and abroad.

The four main export markets for our products are Europe, Latin America, Asia, and North America, representing 40%, 33%, 12% and 7%, respectively, of our export sales volume in 2010.

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

CSN – Sales of Steel Products by Destination (In thousands of metric tons and millions of R$)
	2010				2009
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	4,135	86.2	8,575	88.6	3,243	78.9	6,770	85.8
Export	661	13.8	1.107	11.4	867	21.1	1,124	14.2
Total	4,796	100.0	9,682	100.0	4,110	100.0	7,894	100.0
Exports by Region
Asia	29	0.6	41	0.4	259	6.3	249	3.9
North America(1)	15	0.3	407	4.2	243	5.9	307	3.9
Latin America	55	1.1	187	1.9	55	1.3	115	1.5
Europe	46	1.0	432	4.5	290	7.1	411	5.2
All Others	32	0.7	41	0.4	20	0.5	42	0.5

_______________

(1)  Sales to Mexico are included in North America.

(2)  Total net operating revenues presented above differ from amounts in our IFRS consolidated  financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement), which in 2010 represented R$ 4,750  million and in 2009 represented R$ 3,044 million. .

Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for the past three years.  The data of 2008 and 2009 were filled based on IABr (Instituto Aço Brasil) and 2010 considered internal data gathered by CSN.

CSN Domestic Market Share
	2010	2009	2008
	(As a percentage of the market for each product)
Hot-Rolled Products	36.2%	33.0%	34.0%
Cold-Rolled Products	27.9%	29.0%	26.0%
Galvanized Products	45.8%	47.0%	49.0%
Tin Mill Products	100.0%	98.0%	99.0%

 Sales by Industry

We sell our steel products to manufacturers in several industries.  Following is a breakdown of our domestic shipments by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2010	2009	2008
	(In percentages of total domestic volume shipped)
Distribution	43.6%	38.9%	44.7%
Packaging	12.7%	15.4%	15.1%
Automotive	21.3%	20.6%	19.6%
Home Appliances/OEM	11.6%	14.6%	12.1%
Construction	10.8%	10.5%	8.5%

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

For further information on steel sales, see “Item 5A.  Operating Results - Results of Operations - Year 2010 Compared to Year 2009 – Net Operating Revenues”.

Seasonality

The seasonality item was not identified in the Company activity, as out production is continuous during the year.

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

We supply our iron ore to the steel industry and our main targets are the Brazilian, European, Middle Eastern and Asian markets.  Prevailing and expected levels of demand for steel products directly affect demand for iron ore.  Demand for steel products is correlated to many factors, such as GDP, global manufacturing production, urbanization, civil construction and infrastructure spending.

We believe our competitiveness has been improved by our customer service and market intelligence.  It is paramount for us to have a clear understanding of our customers’ businesses in order to address their needs, surpass their expectations and build long-term relationships.  We have a customer-oriented marketing policy and specialized local personnel in direct contact with our clients to help determine the mix that best suits each particular customer.

Iron Ore Sales

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2010, CSN’s iron ore sales reached 25.3 million tons, a 13% increase compared to 2009 (including 100% of our investee Namisa). According to our consolidated financial statements, total mining revenue increased by 84% over the year, due to rising iron ore prices as well as the increase in sales volume. The share of mining revenue in CSN's total net revenue increased from 24% in 2010 to 17% in 2009.

In 2010, the Asian markets accounted for 61% of our sales – of which 34% correspond to China and 27% to other Asian countries – followed by the Middle East (19%) and Europe (14%). While 83% of our sinter feed and 56% of our lump ore were directed to Asia, 90% of our pellet feed and 66% of our concentrated were consumed by Europe and the Middle East.

This result was notably influenced by world economic recovery in 2010. All of our major markets – Asia, Europe, Middle East and Domestic Market – had significant GDP increases, after slowdowns or even decreases experienced in 2009. We expect the iron ore market to maintain a bullish trend supported by growing emerging market demand, high cost Chinese production, and infrastructure bottlenecks for low cost producers. The continued urbanization process in many regions as India, Middle East, Latin America and China should support this tendency.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long term relationship with most players of the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

For further information on iron ore sales, see “Item 5A.  Operating Results - Results of Operations - Year 2010 Compared to Year 2009 – Net Operating Revenues.”

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic, international, import and export cargo transport (by road, rail sea or air), carrier liability, life insurance, personal accident, health, auto insurance, D&O, general liability, erection risks, boiler coverage, export credit insurance, surety, ports and terminal liabilities. The coverage in these policies may be not sufficient to all risks we are exposed to.

We have insurance policy to cover operational risks, material damage and loss of profits as of March 23, 2011, to March 22, 2012, for a total insured value of R$ 850 million (out of a total risk amount of R$ 25.1 billion), applicable to the following CSN’s branches and subsidiaries: Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, CSN Porto Real (former Galvasud), Coal Terminal TECAR, Container Terminal TECON, Namisa e CSN Cimentos. Such policy was negotiated with domestic and foreigners insurers and reinsurers. Despite this coverage, CSN remains responsible for the first tranche of R$ 170 million in losses (material damages and loss of profits), in excess to the deductibles, and shall be responsible for 64% percent of the losses above this first tranche. We continue to analyze alternatives to further reduce our co-responsibility.

Intellectual Property

We have several technical cooperation agreements with universities and research institutes in order to provide us with special technical reports and advice related to specific products and processes.  In addition to several patents previously approved by the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), in 2010 we requested the granting of 3 new patents on the field of product applications.

'Competition in the Steel Industry

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

The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2010		2009		2008

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	1	7.8	1	6.1	1	8.7
Usiminas	2	7.3	2	5.6	2	8.0
ArcelorMittal Tubarão	3	6.0	3	5.3	3	6.2
CSN	4	4.9	4	4.4	4	5.0
ArcelorMittal Aços Longos	-(2)	-	5	3.2	5	3.5
Others	-(2)	-		1.9		2.3
Total		32.8		26.5		33.7
Source: IABr

(1) Data from Aços Villares have been merged into data from Gerdau. (2) Data not available

Competitive Position — Global

During 2010, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of 32.8 million tons and a 2.3% share of total world production, according to data from Instituto Aço Brasil (IABr).  In 2010, Brazil was the ninth largest steel producer globally, accounting for approximately two-thirds of total production in Latin America, approximately twice the size of Mexico’s and approximately 40% of U.S. steel production, according to data from the World Steel Association, or WSA.  According to IABr Brazilian exports in 2010 amounted to 9.0 million tons of finished and semi-finished steel products.

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

Brazilian domestic steel prices have historically been higher than its export price. However, in 2010, due to lower demand in mature markets, the appreciation of the real  against U.S. dollar and tax incentives, imported steel products caused Brazilian steel producers to adjust prices closer to export price levels in order to maintain competitiveness.

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

The Brazilian Federal Constitution provides both the federal and state governments authority to enact environmental protection laws and issue regulations under such laws.  In addition, we are subject to municipal environmental laws and regulations.  While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are thus at the state and local level complemented by a current process of regulations reviews and new propositions at the federal level.  The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas steelworks is located, are plant-specific.  Thus, specific goals and standards are established in operating permits or environmental accords issued to each company or plant.  These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord.  The terms of such operating permits are subject to change and are likely to become stricter.  All of our facilities currently have operating permits.

In 2010, we requested and obtained several emissions permits and renewals of environmental permits, both for current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics, including:  (i) the expansion of the Casa de Pedra mine; (ii) the construction of the Transnordestina Railroad, to explore railway transportation in the Northeastern region of Brazil; (iii) the operation of a cement mill at Volta Redonda; and (iv) the expansion of the Solid Bulks Terminal of Itaguaí Port, in the State of Rio de Janeiro, or TECAR, to 45 million tons per year.

Environmental Expenditures and Claims

Promoting responsible environmental and social management is part of our business.  We prioritize processes and equipments that offer the most modern and reliable technologies on environmental risks monitoring and control.  We operate a corporate environmental department managed under an Environmental Management System, or EMS, compliant with ISO 14001:2004 requirements.  In addition, we have a factory committee for environmental management composed of professionals from all departments of CSN’s units.  This factory committee usually meets every week to discuss any problem and to identify risks and aspects of the operations in which the group can act pro-actively, in order to prevent possible environmental harm.

Since our privatization, we have invested heavily in environmental protection and remediation programs.  We had environmental expenditures (capitalized and expensed) of R$336.0 million in 2010, R$290.5 million in 2009 and. R$330.7 million in 2008

Our investments in environmental projects during 2010 were related mainly related to:  (i) operation, maintenance and retrofit of environmental control equipments; (ii) development of environmental studies for permit applications and (iii) studies, monitoring and remediation of environmental liabilities due to prior operations, especially before our privatization.  In 2010, we had a total of R$336.0 million in environmental expenditures, of which R$116.2 million was capital expenditures and R$219.8 million was operational expenditures.

In 2010, we signed with the Rio de Janeiro State government a Term of Undertaking, or TAC, that requires investments of R$260.0 million in our Presidente Vargas steelworks for the next 3 years.  This TAC preview new investments and studies to retrofit our environmental control equipments.  Our main environmental claims on December 31, 2010 were associated with clean-up obligations at former coal mines decommissioned in 1989 in the state of Santa Catarina; legal environmental compensation projected for new projects at the States of Minas Gerais and Rio de Janeiro; and clean-up obligations due to previous operations in our Presidente Vargas steelworks.  We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its seller.

We record a reserve for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated.  As of December 31, 2010, we had provisions for environmental liabilities in the total amount of R$278.1 million, as compared to R$ 116.5 million as of December 31, 2009, which we believe are sufficient to cover all probable losses. For further information, see Note 22 to our consolidated financial statements included in “Item 18.  Financial Statements.”

Brazil – mining regulation

Under the Brazilian Constitution, all mineral resources in Brazil belong to the federal government.  The Brazilian Constitution and Mineral Code impose various regulatory restrictions on mining companies relating to, among other things:

•         the manner in which mineral deposits must be exploited;

•         the health and safety of workers and the safety of residential areas located near mining operations;

•         the protection and restoration of the environment;

•         the prevention of pollution; and

•         the support of local communities where mines are located.

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian Government.  DNPM grants prospecting authorizations to a requesting party for an initial period of three years.  These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities.  On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization.  Upon completion of prospecting activities and geological exploration at the site, the grantee must submit a final report to DNPM.  If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession or to transfer its right to apply for a mining concession to an unrelated party.  When a mining concession is granted, the holder of the concession must begin on-site mining activities within six months.  DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit.  Extracted minerals that are specified in the concession belong to the holder of the concession.  With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions.  Under certain circumstances, mining concessions may be challenged by unrelated parties.

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

Table of Contents

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, beneficiation plant, roads, loading yard and railway branch and are duly registered with the National Department of Mineral Production (Departamento Nacional de Produção Mineral - DNPM).  We have also been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, and hold title to all our proved and probable reserves.

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

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation.  The current annual rates on our products are:

•         2% for iron ore, kaolin, copper, nickel, fertilizers and other minerals;

•         3% on bauxite, potash and manganese ore; and

•         1% on gold.

The Mineral Code and ancillary mining laws and regulations also impose other financial obligations.  For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration (in a rate of 50% of the CFEM).  Mining companies must also compensate the government for damages caused to public lands.  A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

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

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings”.

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

United States

Anti-dumping (AD) and Countervailing Duties (CVD).  In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries.  In February 1999, the U.S. Department of Commerce, or DOC, reached a preliminary determination on the anti-dumping and countervailing duties margins.  We were found to have preliminary margins of 50.66% for anti-dumping, and of 6.62% for countervailing duties.  In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC.  In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27%.  Also in July 1999, the Brazilian and U.S. governments signed a suspension agreement related to the countervailing duties investigation, which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year.  At the request of the Brazilian government, the agreement was terminated in September 2004.  Upon the termination of this agreement, countervailing duties of 6.35% became effective in September 2004, to be applied to imports of hot-rolled products from Brazil.  In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation.  Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margin of dumping from the DOC.  Final determination was issued in October 2005 and the “zero” margin of dumping preliminarily found by the DOC was confirmed.

Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the International Trade Commission and the DOC, through the Import Administration- I.A., and  was initiated in May 2004. A final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders until May 12, 2010.

In October 2005, the DOC initiated an administrative review of the investigation of subsidies and countervailing duties involving hot-rolled products.  When the petitioners denied their participation in the review, it was terminated by the DOC in February 2006.

In  April 2010, an anti-dumping and countervailing duties expiry review was initiated jointly developed by the DOC and ITC through the IA.  In November 2010, the DOC issued the final results of the CVD sunset review.  Although it was decided that subsidization will continue or recur if the order is revoked, the DOC found that the likely margin of subsidization would be zero.  The final determination for the AD and CVD orders are expected for June 2011.

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

In October 2010, the Canadian International Trade Tribunal, or CITT, initiated an expiry review of hot-rolled products, in which CSN decided not to participate.

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

In June 2006, Argentina published resolution No. 412/2006 terminating the anti-dumping investigation for hot-rolled products from Brazil, Russia and Ukraine, determining a margin of 147.95% to Brazil. The application of anti-dumping duties was replaced by a suspension agreement set forth in that same resolution, valid for five years from its publication, on June 6, 2006.

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

Steel continues to be the material of choice in the automotive, construction, machinery and other industries.  Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.  From 1990 through 2005, total global crude steel production ranged between approximately 770 million and 1.1 billion tons per year.  In 2008, it reached 1.33 billion tons, representing a 1.2% decrease as compared to 2007.  In 2010, worldwide production was 1.41 billion tons, an increase of 15% compared to 2009 and a new record for global steel industry.

China’s crude steel production in 2010 reached 627 million tons, an increase of 9.3% as compared to 2009.  Production volume in China has almost tripled in  in  eight years, from 222 million tons in 2002.  China’s share of world steel production declined from 47% in 2009 to 44% in 2010, what is consequence of steelmaking recovery in rest of world (-21% in 2009 and +20% in 2010).

Asia produced  898 million tons of crude steel in 2010, representing 63.5% of world total steel production and an increase of 11.6% as compared to 2009.  Overall, steel production increased  in Europe, North America, South America and Commonwealth of Independent States in 2010.

Brazilian Steel Industry

Since the 1940s, steel has been of vital importance to the Brazilian economy.  During the 1970s, strong government investments were made to provide Brazil with a steel industry able to support the country’s industrialization boom.  After a decade of little to no investment in the sector in the 1980s, the government selected the steel sector as the first for privatization commencing in 1991, resulting in a more efficient group of companies operating today.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel.  Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity.  Per capita crude steel consumption in Brazil has increased from 95 kilograms per capita in 1999 to 150 kilograms in 2010, which is considered low when compared to levels in developed countries such as the United States and Germany.

From 2005 to 2007, despite a good global conjuncture, the Brazilian economy exhibited an average growth GDP of 4.4%.  Since September 2008, overall global economic activity has slowed significantly, which impacted our fourth quarter results.  Apparent steel consumption in 2008 and 2009 were 24.0 million tons and 18.6 million tons, respectively.  In 2010, the internal demand grew 43%, to 26.6 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector.  This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration.  Over the past years, automobile manufacturers made significant investments in Brazil.  In 2009 and 2010, the vehicles production recovered from the 2008 financial crisis in response of government incentives like tax cuts.

Market Participants

According to IBS, the Brazilian steel industry is composed of 26 mills managed by 9 corporate groups, with an installed annual capacity of approximately 47 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.  For information on the production by the largest Brazilian steel companies, see “Item 4B.  Business Overview—Competition—Competition in the Brazilian Steel Industry.”

Capacity Utilization

Mean Brazilian nominal capacity in 2010 was estimated at 42 million tons (the 5 million tons CSA facility started production in the end of the year), what means that local steel industry operated at approximately 78%, higher than 63.4% of nominal crude steel capacity during 2009.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products.  The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products.  Brazil’s exports of semi-finished steel products reached 5.7 million tons in 2008 and 4.6 million tons in 2009, which represented 62% and 54% of total steel exports for each period, respectively.  In 2010, slabs and billets exports summed 5.3 million tons (58% of tons exported in the year).

In 2010, Brazilian steel exports totaled 9.0 million tons, representing 38% of total Brazilian steelmakers sales (domestic plus exports) and accounting for US$ 5.8 billion in export earnings for Brazil.  Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve.  The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years.  Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports).  In 2010, supply totaled 32.8 million tons, as compared to apparent consumption of 26.6 million tons.

Steel imports climbed 154% in 2010, to 5.93 million tons (22% of apparent domestic consumption) as compared to 2.3 million tons in 2009 (8.6% of steel consumption), according to IBS.

4C.  Organizational Structure

We conduct our business directly and through subsidiaries.  For more information on our organizational structure, see Note 2(b) to our consolidated financial statements included in “Item 18.  Financial Statements.”

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

The table below sets forth certain material information regarding our property as of December 31, 2010.

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
(6) Property owned by our 60% consolidated investee Namisa.
(7) Property 29.5% owned by us.
(8) Property 17.9% owned by us.
(9) We indirectly hold the concession through MRS.
(10) Pledged pursuant to various legal proceedings, mainly related to tax claims.

For information on environmental issues with respect to some of the facilities described above, see “Item 4B.  Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.”  In addition, for information on our plans to construct, expand and improve our facilities, see Planned Investments.” and Note 22 to our financial statements included elsewhere in this Form 20-F.

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

Acquisitions and Dispositions

Riversdale

On November 24, 2009, we approved the acquisition, through our subsidiary CSN Europe, Ltda, of a 16.3% minority interest on Riversdale Mining Limited (“Riversdale”), a mining company listed on the Australian Stock Exchange (ASX).  In January  2010, we obtained the approval of the Australian Government to acquire further shares of Riversdale, and we reached a total participation of 19.9% by means of several purchases in February 10, 2010.  On April 20, 2011, we adhered to the public offering for the acquisition of Riversdale’s shares conducted by Rio Tinto and, as consequence, we sold 100% of our equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 (forty-seven million, two hundred, ninety-one thousand, eight hundred, ninety-one ) shares, at the price of A$16.50 (sixteen Australian dollars and fifty cents) per share, totaling A$780,316,201.50 (seven hundred, eighty million, three hundred, sixteen thousand, two hundred, one Australian dollars and fifty cents).

Segregation of Mining Assets

        We are analyzing the possibility of segregating our iron ore business and correlated logistics activities into one of our subsidiaries.  The segregation is expected to occur upon the transfer, by means of a capital increase, of assets, liabilities, rights and obligations comprising our mining and correlated logistics businesses as well as of investments in related operating companies.  The implementation of the segregation depends on several aspects, including certain regulatory approvals.

Alfonso Gallardo

On May 19, 2011, we entered into, through our Spanish subsidiary CSN Steel SL, a share purchase agreement with the Spanish group Alfonso Gallardo (“AG Group”) to establish the acquisition of all the shares held by the AG Group in (i) Cementos Balboa S.A., a cement and clinker producer located in the Extremadura region in Spain; (ii) Corrugados Azpeitia, S.L. and Corrugados Lasao, S.L.U., long steel manufacturers with plants in the Basque Country; (iii) Stahlwerk Thüringen GmbH, a long steel manufacturer located in Unterwellenborn, Germany, specialized in the production of steel profiles, and; (iv) Gallardo Sections S.L.U., a AG Group steel distributor.Subject to adjustments, pursuant to the share purchase agreement, CSN Steel SL will pay €543 million for the acquisition of the above mentioned shares, and will assume approximately €403 million in indebtedness and further adjustments. The transaction will be submitted to necessary regulatory and/or antitrust approvals, and its closing is still subject to other conditions which are inherent to transactions of this nature.

Usiminas

On April 20, 2011, the Company announced to the market that it had increased its interest in the capital stock of Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”), through the acquisition of common and preferred shares, to total amount of 10.01% of the common shares and 5.25% of the preferred shares.

The Company is currently assessing strategic alternatives in relation to its investment in Usiminas, including potential additional acquisitions of shares in percentages higher than those mentioned above.

Capital Expenditures

We invested R$3,636 million in 2010, R$2,201 million of which allocated as follows: Transnordestina Logística:  R$1,371 million; CSN Aços Longos:  R$275 million; CSN Cimentos:  R$249 million; MRS Logística:  R$199 million.

The remaining R$1,435 million were expended in:  maintenance and repair:  R$483 million; expansion of the Casa de Pedra mine:  R$275 million; expansion of the Port of Itaguaí:  R$139 million; and technological improvements:  R$125 million.  For further information, see “Item 5B.  Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

In 2009, we invested R$1,860 million in capital expenditures.

In 2010, we continued to implement our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant in order to supply the construction and home appliance industries, as described in “Item 4B.  Business Overview—Facilities.”

We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments.  The principal strategic investments already made are set forth in “Item 4B.  Business Overview—Facilities.”

 Planned Investments

Our operating activities require a regular schedule of investments focused on  equipment maintenance, technological improvements, tools, vehicles, buildings, industrial plants,  among others.  In addition to current investments, the Company also makes investments to increase their operational efficiency and productivity, expand its production capacity in traditional businesses  steel, mining and logistics, as well as new businesses such as cement and long steel.

In light of an improvement in the worldwide economic scenario since the second half of 2009 and higher growth projection for Brazil, and also considering our comfortable debt level and cash position, our board of directors approved, on December 2010, an investment plan for the period between 2011 and 2015.

Total planned investments amount to R$29.1 billion over the next five years, of which:

•      R$13.0 billion in our mining segment, including capacity expansion of the Casa de Pedra mine to 50 Mtpa and the expansion of the Nacional Minérios SA (Namisa) capacity to 39 Mtpa, in addition to the expansion of shipping capacity of the port terminal of Bulk Solids in Itaguaí (TECAR) to 84 Mtpa;

•      R$4.0 billion in our steel segment, including installation of three plants of long products with total capacity of 1.5 million tones per year, besides completion / implementation of other projects, such as automotive service center, pre-painted capacity expansion , and implementation of projects for operational excellence with focus on cost reduction (eg. energy efficiency);

•      R$770 million in our cement segment, considering investment balances for the completion of the unit of clinker in Arcos, and the installation of a new integrated unit in Arcos (both grinding and clinker);

•      R$4.7 billion in our logistics segment, including the Transnordestina railway and our container terminal (TECON); and

•      R$6.7 billion in business continuity and programs to improve our performance.

The investments of MRS are not included in this plan.

Certain projects that were previously announced, such as the greenfield slab mills in the city of Itaguaí, in the State of Rio de Janeiro, and the greenfield slab mill in the city of Congonhas, in the State of Minas Gerais are being reconsidered, due to market conditions during and after the worldwide crisis in 2008 and 2009.

We expect to finance these investments through our own cash, public or private financing, or strategic partnerships.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

We are currently implementing a unit of 500 Kt / year of long steel in Volta Redonda, in the State of Rio de Janeiro, benefiting from the infrastructure and energy available, to produce rod bar (around 80%) and wire rod (around 20%). The production start is expected in 2013 representing the entrance of CSN in this new market segment.

We  plan to install two other long steel plants, with similar scale and product mix.  The equipments are already contracted.  Detailed studies are currently being developed.  Once these units are installed, we expect to have a capacity of 1.5 Mt / year of long steel

We are also investing in the expansion of service centers for the automotive market in which CSN market share has been successively expanded. Additionally we are implementing the expansion of our CSN Porto Real facility. The pre-painted plant operates at full capacity, and there are expansion projects in development to promote a significant expansion, with the prospect of doubling the current capacity.

The project portfolio also includes important projects of operational excellence in development and deployment, and that will represent a significant benefit of cost reduction, such as:  the coke battery revamp project, which we expect will make us self-sufficient in coke; energy power substation, which will reduce our transmission electrical energy costs; the start-up of blast furnace turbine project, adding 17 MW of electricity self-generation.  In addition, there are several projects in order to reduce the consumption of raw materials, increase productivity and efficiency.

Besides the organic portfolio, we constantly evaluate various options in order to accelerate our growth in the Brazilian flat steel market and to strength our competitiveness, including the implementation of new plants, expansion of the existing unities and M&A options, both in Brazil and abroad.

Mining

We expect to achieve a capacity of 89 Mtpy in iron ore, of which 50 Mtpy in Casa de Pedra mine and 39 Mtpy in Namisa, in which the Company holds 60% share.

We are also investing in the expansion of TECAR to allow an annual export of 84 Mtpy of iron ore.  The current capacity is 30 Mtpy. The implementation is accelerated, and the main equipments and services are already contracted. In Namisa, the projects are both concentration and pelletizing plants.

In addition to these projects, under implementation, we are evaluating further expansions, including increasing of the capacity of the Casa de Pedra mine and TECAR, and evaluating other options for growth, such as areas for mineral exploration, acquisition of advanced exploration projects and acquisition transactions, among others, especially in Brazil.

Logistics

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

Until 2008, Transnordestina was jointly controlled by us and Taquari Participações S.A., or Taquari, pursuant to a shareholders´ agreement dated November 27, 1997, as amended on May 6, 1999 and on November 7, 2003.  During 2009, we increased the capital of Transnordestina upon disbursing certain advances for future capital increases.  Taquari decided not to participate in such capital increases, being diluted and relinquishing control over Transnordestina.

Transnordestina is currently a subsidiary fully controlled by us and has been consolidated in our financial statements since December 2009.

The current investment budget is R$ 5.4 billion and it is funded through various agencies, such as FINOR - Investment Fund of the Northeast, SUDENE - Superintendency of Northeast Development and BNDES, and the contribution of equity.

The implementation of the project has been conducted by Odebrecht through an Alliance Model formed with CSN.  In January, 2011, there were more than 11,000 employees working in 25 sites, 1,550 heavy equipment, daily, R$ 1.7 billion already invested and around R$ 3.0 billion in contracts entered.

Cement

The cement plant in Volta Redonda is currently in the ramp-up phase, and we project that in the next years we will reach the full production at a pace of 2.4 million tons per year. The acceptance of the product and the brand exceed the original estimates as a new entrant.

With the start-up of the project to produce clinker, and gradual increase in the self-use of slag  the company can significantly reduce costs, a critical element in the cement business.  In 2010, we established four distribution centers and completed the structuring of the sales team.

Investments in these two projects and distribution centers will sum R$ 837 million.

We are evaluating other organic growth initiatives to expand our capacity by an additional 3.0 million tons per year, in order to capture the strong growth expected with the Soccer World Cup of 2014 and the Olympic Games in 2016, considering the strong pace of construction of new housing units, commercial and infrastructure projects.

Item 4A.  Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009 included in “Item 18.  Financial Statements.”  Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18.  Financial Statements.”

5A.  Operating Results

Overview

  Macro-Economic Scenario

Brazil

Brazil’s economic growth in 2010 was among the strongest in emerging countries according to IMF (International Monetary Fund), mainly due to the increased employment rate, higher individual income and the expansion of credit. According to the Brazilian Central Bank, GDP growth was 7.5% in 2010, the highest since the introduction of the Plano Real in 1994.

According to Ministry of Labour, in 2010 there were 2.52 million new jobs created in Brazil, 115% more than in 2009.  In December 2010, the Brazilian Institute of Geography and Statistics, or IBGE, recorded an unemployment rate of 5.3%, the lowest since 2002.  This decline, plus the increase in earnings, helped increase consumption.  IBGE figures show that the real salaries increased by 8.6% year-over-year in December 2010, impacting retail sales which increase by 10.9% in 2010, the greatest increase in nine years.

However, investments in production did not increase by the same rate, according to Bacen, resulting in increased inflationary pressure.  The IPCA consumer price index increased by 5.91%, 1.41 p.p. above the midpoint of the Central Bank’s target band, mainly pressured by services and food.  According to the Brazilian Central Bank, the total volume of financial system credit reached R$1.7 trillion in 2010, a 21% increase as compared to 2009, while the credit/GDP ratio increased to 47%, with default rate falling throughout the year. According to the IBGE, industrial output grew by 10.5% in 2010, another strong macroeconomic indicator.  The sectors that contributed most to this performance were capital goods and consumer durables, especially vehicles and home appliance, as well as typically exporting sectors, led by commodities. Despite the government measures throughout the year, the real  appreciated strongly against the dollar in 2010.  At the beginning of the year, the Brazilian Central Bank’s FOCUS report estimated a year-end exchange rate of around R$1.80; however, the actual rate was R$1.67.  In February 2011, foreign reserves reached the record level of US$300 billion.

USA

The U.S. economy recovered towards the end of 2010 and, according to IMF the annual GDP growth in 2010 was 2.9%, the largest increase since 2005, mainly due to the government’s fiscal incentives, higher exports and return of private investments. Nevertheless, according to IMF, unemployment remained high, recording 9.4% in December 2010, equivalent to approximately 14 million people out of work.  A total of 900,000 jobs were created in 2010.

Europe

The growth rate in Europe continues low and there is uncertainty regarding sovereign debt and the general health of the financial system, especially in Greece, Ireland, Spain, Portugal and Italy.  According to CRU, these four nations hold 64% of all loans granted to financial institutions in the Eurozone. According to IMF, Eurozone unemployment is still approximately 10%, or nearly 15 million people, one of the highest levels in the last 12 years.  However, according to IMF, this is expected to improve in the coming months due to a possible increase in exports, especially in Germany, and higher consumer spending. For the first time in more than two years, inflation exceeded the 2% target stipulated by the European Central Bank, reaching 2.2% in December, with the exceptionally cold weather pressuring food and energy prices.  According to CRU, in 2011, commodity and energy prices should continue to exert inflationary pressure, although the ECB maintained the inflationary target at 2%.

Asia

After fueling the recovery from the global financial crisis, China has gone through a cycle of strict monetary measures in an attempt to reduce inflation, which was 4.6% in 2010. Throughout 2010, the government adopted measures to contain growth by increasing interest rates and reserve requirements, limiting credit and introducing energy-saving targets.  Despite their restrictive nature, however, all these measures are designed to ensure that the Chinese economy grows in a sustainable manner. According to IMF, China GDP grew by 10.3% in 2010, 2% above the Chinese government’s target, and the country overtook Japan as the world’s second largest economy, with GDP of US$5.9 trillion. According to Peoples´Bank of China, China has let the Yuan appreciate by approximately 6% against the U.S. dollar since June 2010, effectively ending its two-year-long rate-fixing between the two currencies.

Segments

Steel

According to the World Steel Association, or WSA, global crude steel production totaled 1.4 billion tons in 2010, a 15% increase as compared to 2009. Nevertheless, according to WSA, many steel-producing nations have still not recovered to their pre-crisis levels, China and certain other Asian countries being the exception. According to the WSA, the global steel industry capacity utilization rate at the end of 2010 was approximately 74%, although production capacity and global steel product consumption still remains unbalanced.  As stated by the WSA, surplus production capacity is currently approximately 500 million tons. This imbalance, together with the appreciation of the real and the existence of state government import incentives fueled Brazil's flat steel imports in 2010. Supported by higher raw material prices, especially of coal, scrap and iron ore, international steel prices began to show signs of recovery at the end of 2010, leading some steel plants to consider reactivating their blast furnaces to benefit from the upturn.

Brazil

According to the IABr, apparent consumption of steel products reached the record level of 26.1 million tons in 2010, 41% higher than the previous year, and the Institute expects the figure to increase by a further 6% in 2011, to 28 million tons. Annual consolidated production in 2010 totaled 32.9 million tons of crude steel and 15.2 million tons of rolled flat steel, an increase of 24% and 28% respectively, from the previous year. Consolidated domestic sales of rolled flat steel were 11.5 million tons in 2010, a 25% increase from 2009.

Annual flat steel exports totaled 2.3 million tons, in line with the previous year’s figure.

Automotive

According to ANFAVEA (the Brazilian auto manufacturers’ association), vehicle production reached 3.6 million units in 2010, a 14% increase as compared to 2009. Annual sales totaled 3.5 million units, 12% more than in 2009, the seventh consecutive year of growth.  In addition, Brazil closed 2010 as the world’s fourth largest vehicle manufacturer for the first time, behind China, the United States and Japan. Exported vehicles totaled 766,000 units in 2010, as compared to 475,000 in 2009.  According to ANFAVEA, vehicle sales are expected to grow by 5% in 2011. Recently, the sector announced significant investments over the next years, for the expansion of product lines, increased output and the construction of new plants.

Construction

According to a study by the Getulio Vargas Foundation (FGV), every year 1.5 million new Brazilian families intend to purchase a home.  Demand for real estate has been fueled by the expansion of the emerging middle class, higher family income, more formal jobs and the greater availability of credit. Housing loans from the Caixa Econômica Federal (Brazilian Saving Bank), the mortgage lending leader, totaled R$77.8 billion in 2010, an increase of 57.2% from 2009. LCA, a consulting firm, estimates that the sector grew by 13.9% in 2010.

Distribution

According to INDA (the Brazilian steel distributors’ association), flat steel sales by distributors totaled 3.8 million tons in 2010, an increase of 13% from 2009, with purchases of 4.3 million tons (+39%), resulting in increased inventories, which were sufficient for 4.3 months of sales in December 2010, higher than the historical average.

Agricultural machinery

According to ANFAVEA, in 2010 production of agricultural machinery increased by 34% from the previous year to 89,000 units. Annual sales were 68,000 units, 24% higher than in 2009 and the sector’s best performance since 1976, while exports increased by 27% to 19,000 units.

International

According to the WSA, U.S. crude steel production totaled 80.6 million tons in 2010, 38.5% more than in 2009, while the U.S. Department of Commerce estimated steel imports of 21.7 million tons, up by 47%. According to WSA, U.S. steel distributors’ inventories totaled 4.2 million tons in December 2010, equivalent to 2.6 months of sales.

According to the WSA, Eurozone steel production reached 315 million tons in 2010, 19% up on 2009. As in the U.S., raw material cost increases have been forcing the industry to revisit pricing, resulting in increases throughout the continent. Although demand for steel has been showing signs of recovery in certain countries, there are serious doubts concerning the sustainability of these prices, principally due to weak growth prospects in most European nations.

According to the WSA, crude steel output in China totaled 626 million tons in 2010, 9% up from the previous year and a new record, accounting for 44% of the global total. Japan's crude steel production increased by a substantial 25% over 2009, reaching 109 million tons.

Mining

At the beginning of 2010, a number of incentives focused on the intensive use of steel, to support the global economy were still in force. The commitment of the leading global economies to overcoming the crisis was crucial to the recovery of the market as a whole. According to CRU, as a result of the recovery, iron ore sales, mostly concentrated in the Chinese market in 2009, became more fragmented in 2010. Nevertheless, China remains an important market player.  In 2010, the country imported 619 million tons of iron ore, accounting for 60% of the seaborne market, and this figure is expected to reach 895 million tons by 2015, according to CRU.

2010 was a year of major changes in the iron ore market.  The traditional pricing system, used for over 40 years, was replaced by a system that reflects market oscillations and is subject to periodic reviews over time. Demand continues to outpace supply on the seaborne market and certain factors in 2010 helped reduce supply even further, including government restrictions on iron ore exports in India, accompanied by the imposition of export taxes.  According to Macquire, the vast majority of new projects (brownfield and greenfield) were delayed and the expected increase in available market volume did not materialize. In light of this scenario, Brazil’s iron ore exports reached the record level of 307 million tons in 2010, according to LBH Group, an increase of 15% as compared to 2009.

The Brazilian federal government recently launched a National Mining Program, which envisages investments of US$270 billion over 20 years and is designed to triple the production of iron ore, copper ore and other minerals by 2030.

Prices increased in the first half in 2011, fueled by growing demand in China and the recovery of the European and North American markets.

Logistics

Railway logistics

2010 was a positive year for the Brazilian rail logistics sector.  According to the ANTF (National Rail Transport Association), transported volume increased by 15% as compared to 2009, exceeding 455 million tons.  The number of rail cars produced increased by 223% as compared to 2009 to 3,300, according to Abifer (Brazilian Railway Industry Association).

With investments by private enterprises and support from the government, the outlook is promising. The government believes the rail network will extend for 41,000 kilometers by 2020, 37% more than the current total.

Port logistics

       According to Antaq (National Waterway Transport Agency), handled volume totaled 834 million tonnes in 2010, 14% up from 2009. In the same period, container volume increased by 12% year-over-year to 6.8 million TEUs.

Cement

Preliminary studies from SNIC (the Cement Industry Association) indicate local cement sales of 59 million tons in 2010, a 15% increase as compared to 2009.  The Southeast region consumed half of this total and the North was the best performer in terms of growth, growing 58%. Annual exports decreased by 23%, as manufacturers prioritized the domestic market. According to SNIC, there are 70 plants operating in Brazil, belonging to 12 national and international groups, with a joint annual installed capacity of 67 million tons, sufficient to meet all of domestic demand.

Significant investments in capacity expansion were announced in 2010, the effects of which should become apparent in the second half of 2011.

Energy

In 2010, the electric power market was favored by Brazil’s economic performance, led by the domestic market, driven by increased employment and income, as well as the greater availability of credit.  Electricity consumption increased 7.8% from 2009, according to the Ministry of Mines and Energy’s Energy Research Company.

Industrial consumption made the biggest contribution, increasing by 10.9% and consolidating the post-crisis recovery that begun in the second half of 2009.  According to EPE (Empresa de Pesquisa Energética), residential and commercial consumption recorded consistent growth of 6.3% and 5.9%, respectively, in line with recent years.

Even with the growing demand for electric power, Brazil has been adequately incrementing its generating capacity and safely meeting the demand.  According to the Annual Energy Operations Plan (PEN 2010), published by the National System Operator (ONS), the National Integrated System’s structural energy balance for the next four years must ensure adequate supply, even in adverse hydrological conditions.

This situation is largely the result of the energy auctions promoted by the government, as well as the contracting and construction of new transmission lines, which has permitted greater energetic integration among Brazil’s various regions.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2010	2009	2008

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production	25,401	20,223	24,726
Apparent Consumption	26,104	18,576	24,048
Hot-Rolled Coils and Sheets
Production	4,592	3,474	3,926
Apparent Consumption	3,823	2,615	3,481
Cold-Rolled Coils and Sheets
Production	3,159	2,692	3,038
Apparent Consumption	3,419	2,497	2,849
Galvanized Sheets
Production	2,449	2,004	2,343
Apparent Consumption	3,243	2,262	2,478
Tin Plates
Production	774	665	724
Apparent Consumption	634	570	623
Global Market (in millions of tons)
Crude Steel Production	1,414	1,224	1,330
Demand	1,284	1,134	1,309
___________
Source: IABr and World Steel Association, or WSA.

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

We have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized and tin plate products.  Galvanized products are directed at the automotive, construction and home appliance industries.  Tin plate products are used by the steel packaging market.

       Supported by higher raw material prices, especially of coal, scrap and iron ore, international steel prices increased at the close of 2010. Domestic prices are aligned with the price of imported products (including aggregated import costs).

Sales Volume and Net Operating Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net operating revenues by product and market.

Sales Volume
	Tons		% of Sales Volume
			In Market		Total
	2010	2009	2010	2009	2010	2009
	(in thousands of tons)		(in percentages)
Domestic Sales
Slabs	51	25	1%	1%	1%	1%
Hot-Rolled	1,801	1,204	44%	37%	38%	29%
Cold-Rolled	707	639	17%	20%	15%	16%
Galvanized	1,065	875	26%	27%	22%	21%
Tin Mill	512	500	12%	15%	11%	12%
Subtotal	4,135	3,243	100%	100%	86%	79%
Export Sales
Slabs	0	162	0%	19%	0%	4%
Hot-Rolled	1	191	0%	22%	0%	5%
Cold-Rolled	19	4	3%	0%	0%	0%
Galvanized	488	397	74%	46%	10%	10%
Tin Mill	152	114	23%	13%	3%	2%
Subtotal	661	868	100%	100%	14%	21%
Total	4,796	4,111			100%	100%
Total Sales
Slabs	51	187			1%	4%
Hot-Rolled	1,803	1,395			38%	34%
Cold-Rolled	726	643			15%	16%
Galvanized	1,553	1,273			32%	31%
Tin Mill	664	614			14%	15%
Total	4,796	4,111			100%	100%

The following table sets forth our steel product net revenues by product and market.

Net Operating Revenues
	R$ (Reais)			% of Net Operating Revenues
			In Market		Total
	2010	2009	2010	2009	2010	2009
	(in millions of R$)		(in percentages)
Domestic Sales
Slabs	41	20	0%	0%	0%	0%
Hot-Rolled	3,011	1,982	35%	29%	31%	25%
Cold-Rolled	1,387	1,172	16%	18%	14%	15%
Galvanized	2,559	2,099	30%	31%	26%	27%
Tin Mill	1,576	1,511	18%	22%	16%	19%
Subtotal	8,575	6,784	99%	100%	87%	86%
Export Sales
Slabs	0	123	0%	11%	0%	2%
Hot-Rolled	2	182	0%	16%	0%	2%
Cold-Rolled	27	8	2%	1%	0%	0%
Galvanized	778	553	70%	49%	8%	7%
Tin Mill	300	259	27%	23%	3%	3%
Subtotal	1,107	1,125	99%	100%	11%	14%
Total	9,682	7,909			98%	100%
Total Sales
Slabs	41	143	0%	2%	0%	2%
Hot-Rolled	3,013	2,163	31%	27%	30%	26%
Cold-Rolled	1,414	1,180	15%	15%	14%	14%
Galvanized	3,337	2,637	34%	33%	34%	32%
Tin Mill	1,876	1,770	19%	22%	19%	22%
Subtotal	9,682	7,894	99%	100%	98%	98%
By-Product	244	307			2%	2%
Total	9,926	8,219			100%	100%

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations currently in Brazil, we are affected by the general economic conditions of Brazil.  We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

The following table shows certain Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2010	2009		2008

GDP growth	7.5%	(0.2%	)	5.1%
Inflation (IPCA)(1)	5.9%	4.3%		5.9%
Inflation (IGP-M)(2)	11.3%	(1.7%	)	9.8%
CDI(3)	9.8%	9.8%		12.4%
Appreciation (depreciation) of the real against the U.S. dollar	4.3%	25.5%		(32.0%)
Exchange rate at end of period (US$1.00)	R$1.666	R$1.741		R$2.337
Average exchange rate (US$1.00)	R$1.759	R$1.994		R$1.837
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

The appreciation of the U.S. dollar against the real  has the following effects on our results of operations expressed in U.S. dollars:

•         domestic revenues tend to be lower (in comparison with prior years) and to the extent we sell more products than usual in the domestic as opposed to the export markets, this effect is magnified;

•         the impact of real denominated costs of products sold and operating costs tend to be lower; and

•         financial expenses are increased to the extent the exposure to dollar-denominated debt is not protected.

The appreciation of the real  against the U.S. dollar has the following effects on our results of operations expressed in US dollars:

•         domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the extent that we sell more products than usual in the domestic markets;

•         the impact of real-denominated costs of products sold and operating costs tends to be higher; and

•         financial income is higher to the extent the exposure to dollar-denominated debt has not been protected.

The impact of fluctuations in the real  exchange rate against other currencies on our results of operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on our derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements.  For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008.  In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%.  In 2010 the index increased again and closed the year at 11.3%.

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

The table below shows the Brazilian general price inflation and the CDI for the periods shown.

	Year ended December 31,

	2010	2009	2008

Inflation (IGP-M) (1)	11.3%	-1.7%	9.8%
CDI (2)	9.8%	9.8%	12.4%
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

Accounting for mining production utilized by our steel production

We are currently self-sufficient in iron ore used in the steel production.  The iron ore is extracted from our Casa de Pedra mine, which in 2010 supplied approximately 6.9 million tons of its total iron ore production (approximately 21.6 million tons) to us.  The remainder or the iron ore production is sold to third party clients in Brazil and throughout the world.

The cost of iron ore sold is recorded on our income statement in cost of goods sold line item at its extraction cost plus transport from the mine. In 2010 and 2009, these costs were R$239 million and R$221 million, respectively.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2010 in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us.  In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

This discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate.  There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Impairment  of long-lived assets, intangible assets and goodwill

In accordance with IAS 36 “ Impairment of assets”,  long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment in accordance with IAS 36 “ Impairment of assets” . Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Goodwill is allocated to Cash-Generating Units (CGUs) for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of a Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

Depreciation and amortization

      The basis for calculation of depreciation is the cost of the asset less the estimated residual value upon sale. While no specific depreciation method is recommended, the method chosen should be applied consistently for all significant components of assets and allocation of the depreciation should be on a systematic basis for each one of the accounting periods that best represents the realization of the economic benefits during the usable lives of assets.

       A review of the estimated useful life was conducted, and the adjustments in the depreciation of assets recorded in property, plant and equipment were made on a prospective basis as from January 1, 2010.  See further details in Note 14 to our consolidated financial statements.

Fair value of business combinations

We estimate the fair value of assets acquired and liabilities assumed of our business combinations as required by IFRS 3 “Business Combination”.  Accordingly, when determining the purchase price allocations of our business acquisitions, we adjust to fair value certain items such as inventories, property, plant and equipment, mines, present value of long-term assets and liabilities, among others, which are determined by independent appraisals that perform the valuations for us.

        Goodwill represents the excess of the cost of an acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired company. If there is any negative goodwill determined by the acquirer in the fair value of the assets, liabilities and contingent liabilities acquired in relation to the cost of acquisition, the Company should recognize it immediately in the statement of income.

       The Company elected not to remeasure the business acquisitions that occurred prior to January 1, 2009, according to the business combination exemption permitted by IFRS 1. Acquisitions subsequent to January 1, 2009 have been recognized in accordance with IFRS 3, “Business Combinations”.

Derivatives

IAS 39, “ Financial Instruments: Recognition and Measurement”, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value.  Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge.  Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under “Other gains (losses), net".  Although the Company uses derivative for hedging purposes, it does not apply hedge accounting. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates.  For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

We sponsor defined benefit pension plans covering some of our retirees.  We account for these benefits in accordance with IAS 19, “Employee Benefits,”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions.  These assumptions are described in Note 30 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries.  In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized under the straight-line method over the average period until the benefits become vested.  When the benefits become immediately vested, the expense is immediately recognized in profit or loss. The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income.

Deferred taxes

We compute and pay income taxes based on results of operations determined under Brazilian GAAP.  A deferred income tax liability is recognized for all temporary tax differences, while a deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are classified as long-term.  Tax assets and liabilities are offset if the entity has a legally enforceable right to offset them and they are related to taxes levied by the same taxing authority. If the criterion for offset of current tax assets and liabilities is met, deferred tax assets and liabilities will also be offset. The income tax related to items recognized directly in equity in the current period or in a prior period is recognized directly in the same account. We regularly review the deferred income tax assets for recoverability and establish a valuation allowance if, under IFRS, it is not probable that the deferred income tax assets will be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.  A change in the assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance being charged to income.  If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase of our effective tax rate and a material adverse impact on operating results.

Contingencies and disputed taxes

We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated.  This determination is made based on the legal opinion of our internal and external legal counsel.  We believe these contingencies are properly recognized in our financial statements in accordance with IAS 37  “ Provision, Contingent Liabilities and Contingent Assets”.  We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us.  We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments or to settle municipal tax obligations owed to the corresponding Municipality as per our laws.  We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved.  This occurs when a final irrevocable decision is rendered by the courts in Brazil.  When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered.  The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized.  The accounting for the contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.  The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters.  See “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings” for further information on the judicial and administrative proceedings in which we are involved.

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

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

For a description on the recently issued accounting pronouncements, see Note 2 to our consolidated financial statements contained in “Item 18.  Financial Statements” We prepared our consolidated financial statements as of and for the year ended December 31, 2010 in accordance with IFRS, as issued by the IASB. Our consolidated financial statements presented in our annual report on Form 20-F were previously prepared and presented in accordance with U.S. GAAP. Pursuant to IFRS 1 “First-time Adoption of International Reporting Standards”, we have used consistent accounting policies for both the current period, financial data as of and for the year ended December 31, 2010 and the comparative period, financial data as of and for the year ended December 31, 2009. These accounting policies comply with IFRS effective at December 31, 2010.

For the most significant differences and the reconciliation between our consolidated financial statements prepared in accordance with U.S. GAAP and IFRS, see, Note 4 to our consolidated financial statements  included elsewhere in this Form 20-F.

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2010 and 2009  and the percentage change in each of these items comparing 2010 to 2009:

	Year Ended December 31,		Increase (Decrease)
	2010	2009

Net operating revenues	14,451	10,978	32%
Cost of products sold	(7,687)	(7,022)	9%

Gross profit	6,764	3,956	71%
Operating expenses
Selling	(678)	(636)	7%
General and administrative	(537)	(480)	12%
Other income	92	1,417	(93%)
Other expenses	(643)	(696)	(8%)

Operating income	4,998	3,561	40%

Finance income (expenses), net	(1,911)	(246)	677%

Income before income taxes	3,087	3,315	(7%)
Income Tax	(571)	(700)	(18%)
Current	(314)	(582)	(46%)
Deferred	(257)	(118)	118%

Net income	2,516	2,615	(4%)

Non-controlling interests	(0)	(4)	(95%)

Owners of the Company	2,516	2,619	(4%)

Year 2010 Compared to Year 2009

In addition to the consolidated figures reported above, the Company reports its integrated operations in five business segments:  steel, mining, cement, logistics (including Port and Railway) and energy. The operating results of each segment are disclosed separately.  The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Our consolidated results for the years ended December 31, 2010 and 2009 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2010
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9.926	3.615	119	838	202	114	(364)	14.451
Domestic Market	8.763	574	119	838	202	114	(364)	10.247
Export Market	1.163	3.041						4.204
Cost of goods sold	(6.095)	(1.187)	(70)	(522)	(164)	(42)	393	(7.687)
Gross profit	3.831	2.428	49	317	38	72	29	6.764
R$ million			Logistics					Year Ended December 31, 2009
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	8.201	1.964	144	823	60	117	(330)	10.978
Domestic Market	7.046	247	144	823	60	117	(330)	8.107
Export Market	1.156	1.716						2.872
Cost of goods sold	(5.572)	(1.179)	(76)	(464)	(61)	(43)	373	(7.022)
Gross profit	2.629	784	69	358	(1)	73	43	3.956

Net Operating Revenues

Net operating revenues were R$14,451 million in 2010, an increase of R$3,473 million, or 31.6%, from R$10,978 million recorded in 2009, mainly due to the increase in steel and mining revenues, segments that represent more than 90% of our total net revenues.

Net domestic revenues increased 26.4%, from R$8,107 million in 2009 to R$10,247 million in 2010, while total net export revenues increased 46.4%, from R$2,872 million in 2009 to R$4,204 million in 2010.

Steel

Steel net operating revenues increased R$1,725 million, or 21.0%, from R$8,201 million in 2009 to R$9,926 million in 2010, mainly due to the 16.7% increase in steel sales volume from 4,110 million tons in 2009 to 4,796 million tons in 2010 and to the increase of 5.0% in the steel average prices.

Steel net domestic revenues increased 24.4%, from R$7,046 million in 2009 to R$8,763 million in 2010, due to the increase of 27.5% in domestic sales volume from 3,243 million in 2009 to 4,135 million in 2010, given the increase in demand.

Steel net export revenues increased 0.6%, from R$1,156 million in 2009 to R$1,163 million in 2010.

Mining

Mining net operating revenues increased R$1,651 million, or 84.1%, from R$1,964 million in 2009 to R$3,615 million in 2010 primarily due to higher international prices and the increase in sales volume.

Mining net domestic revenues increased R$327 million, or 132.4%, mainly due to the increase of 113.2% in domestic sales volume from 713 million tons in 2009 to 1,520 million in 2010, given the increase in demand.

Mining net export revenues increased R$1,325 million, or 77.2%, from R$1,716 million in 2009 to R$3,041 million in 2010, primarily due to the increase in international iron ore prices driven by the strong demand, mainly from China.

Logistics

Total logistics net operating revenues in 2010 achieved R$957 million, a reduction of 1.0% as compared with the net logistics operating revenues of R$967 million reported in 2009. In 2010, net revenue from railway logistics totaled R$838 million and net revenue from port logistics amounted to R$119 million, while in 2009, net revenue from railway logistics totaled R$823 million and net revenue from port logistics amounted to R$144 million.

Cement

In May 2009, we began producing cement in our new plant in Volta Redonda, adjacent to the Presidente Vargas Steelworks, adding value to the slag generated during steel production.

As we operated the plant during the whole year, in 2010 we increased significantly the sales of cement, reaching 992 thousand tons, a 193.5% increase over 2009.  This increase in sales does not consider the full operation of our cement segment, which is in process of growth.

As a consequence, in 2010, net revenue from cement segment totaled R$202 million, an increase of 236.7% from 2009 net revenue of R$60 million.

Energy

In 2010 our net operating revenues from the energy segment totaled R$114 million, a decrease of R$3 million as compared with the net operating revenues of R$117 million reported in 2009 in this segment.

Cost of Products Sold

In 2010, consolidated cost of products sold amounted to R$7,687 million, representing a 9.5% increase as compared to R$7,022 million recorded in 2009.

Steel

Consolidated steel costs were R$6,095 million in 2010, representing a 9.4% increase as compared to the R$5,572 million recorded in 2009, mainly as a result of higher sales, partially offset by the greater dilution of fixed costs.

Other than the sale of excess inventories from time to time and the purchase by our subsidiaries of semi-finished products from third parties for further processing, our cost of products sold is equivalent to our steel production cost.

The following table sets forth our steel production costs, the production costs per ton of steel and the portion of production costs attributable to the primary components of our costs of production.  With the exception of coal and coke, which we import, and some metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our costs of production are mostly denominated in reais.

R$ million	2010			2009
Raw Materials	R$ million	R$ / ton	%	R$ million	R$ / ton	%
Iron Ore	239	47.0	4.3%	221	50.6	4.9%
Coal	1,239	243.7	22.1%	1,042	238.7	22.9%
Coke	382	75.1	6.8%	378	86.6	8.3%
Metals	244	48.0	4.3%	174	39.9	3.8%
Outsourced Slabs and Hot Coils	272	53.5	4.9%	62	14.2	1.4%
Pellets	169	33.2	3.0%	59	13.5	1.3%
Scrap	64	12.6	1.1%	100	22.9	2.2%
Other (1)	274	53.9	4.9%	201	46.0	4.4%
(1) Include limestone and dolomite
Energy / Fuel	561	110.3	10.1%	436	99.9	9.6%
Labor	570	112.1	10.2%	468	107.2	10.3%
Services and Maintenance	743	146.1	13.3%	657	150.5	14.4%
Tools and Supplies	269	52.9	4.8%	221	50.6	4.9%
Depreciation	489	96.2	8.7%	417	95.5	9.2%
Other	59	16.5	1.5%	120	27.5	2.6%

Total Steel Cost Production	5,574	1,101.3	100.0%	4,556	1,043.5	100.0%
(*) adjustment according to adoption of the International Financial Reporting Standards (IFRS)

In 2010, our steel production costs were R$5,574 million, a 22.3% or R$1,018 million increase from R$4,556 million reported in 2009.

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

The coal and coke we consume are acquired from different international producers “See Item Raw Materials and Suppliers”.  During 2010, given the higher global demand for steel products, there was a increase in the consumption and in the prices of some commodities used for steelmaking.

Our coal costs increased 18.9%, from R$1,042 million in 2009 to R$1,239 million in 2010, corresponding to 22.1% of our steel production cost, given the increase in consumption and higher average prices.

Production cost increased also due to the higer consumption of hot-rolled coils acquired from third parties in 2010.  Those costs increased 338.7%, from R$62 million in 2009 to R$272 million in 2010 due to the acquisition, by the company, of semi-finished products from third-parties, to face the strong steel demand after the global economic crisis. This increase in steel demand was mainly noticed in the 1st half of 2010, as compared to the same period of 2009, when the world was in the middle of the economic crisis.

The costs of metals such as aluminum, zinc and tin also increased from R$174 million in 2009 to R$244 million in 2010, given the increase in consumption and higher prices.

Other raw materials include pellets and scrap purchased in the market and also limestone and dolomite that we extract from our own mines in the state of Minas Gerais.

Mining

Our mining costs totaled R$1,187 million in 2010, in line with the R$1,179 million reported in 2009, despite the 6.2% increase in sales volume, which was offset by the greater dilution of fixed costs.

Logistics

In 2010, cost of services attributable to our logistics segment totaled R$592 million, representing a 9.6% (or R$52 million) increase as compared to the R$540 million reported in 2009, mainly due to the increase in the cost of services of our railway logistics, which totaled R$522 million in 2010, a 12.5% increase (or R$58 million) from the R$464 million reported in 2009. The railway logistics represented 88% of the total logistics costs in 2010 and 86% of the total logistics costs in 2009.

On the other hand, cost of services from port logistics totaled R$70 million, a 7.9% decrease from the R$76 million reported in 2009.

Cement

Cost of products sold attributable to our cement segment achieved R$164 million in 2010, R$103 million, or 168.8%, more than the R$61 million reported in 2009, due to increase in sales, as described above.

Energy

In 2010, cost of products sold attributable to our energy segment was R$42 million, in line with the R$43 million reported in 2009.

Gross Profit

Gross profit increased R$2,808 million, or 71.0%, from R$3,956 million in 2009 to R$6,764 million in 2010, due to the increase of  R$3,473 million in net operating revenues and the increase of R$665 million in cost of products sold.

Steel

Gross profit in the steel segment increased R$1,202 million, or 45.7%, from R$2,629 million in 2009 to R$3,831 million in 2010, due to the increase of R$1,725 million in steel net revenues, driven by the increase in sales volume and in steel average prices, partially offset by the increase of R$523 million in the cost of steel products sold.

Mining

Our gross profit in the mining segment increased R$1,644 million, or 209.6% from R$784 million in 2009 to R$2,428 million in 2010, mainly due to the increase of R$1,651 million in mining net operating revenues due to higher international prices and the increase in sales volume.

Logistics

Gross profit in the logistics segment decreased 14.3% in 2010, from R$427 million in 2009 to R$366 million in 2010, due to the decrease of 1.0% in net revenues and the increase of 9.6% in the cost of products sold.

Cement

Gross profit in the cement segment increased R$39 million, from a negative result of R$1 million in 2009 to a positive result of R$38 million in 2010, due to the increase of 236.7% in net revenues, partially offset by a  168.8% increase in the cost of products sold.

Energy

The energy segment reported in 2010 a gross profit of R$72 million, in line with the R$73 million reported in 2009.

Selling, General and Administrative Expenses

In 2010, we recorded selling, general and administrative expenses of  R$1,215 million, a 9% increase from 2009.

Selling expenses increased 7% , from R$636 million in 2009 to R$ 678 million in 2010, reflecting the stronger sales efforts in 2010.

General and administrative expenses increased 12%, from R$480 million in 2009 to R$537 million in 2010.

Other operating  income (Expenses)

In 2010, we recorded a net other expense of R$551 million in the “Other Revenue and Expenses” line-item, as compared to a net revenue of R$721 million in 2009.  The R$1,272 million reduction was principally due to the positive non-recurring effects in 2009 of the reverse merger of Big Jump Energy Participacoes SA by our investee Namisa in the amount of R$ 835 million and our adherence of to the REFIS tax repayment program in the amount of R$ 505 million.

Operating Income

Operating income increased by 40.3%, or R$1,437 million, from R$3,561 million in 2009 to R$4,998 million in 2010.  This increase was mainly due to the R$3,473 million increase in net revenues, offset by the reduction on cost of product sold in the amount of R$665 million and the R$1,272 million reduction in the “Other Revenue and Expenses” line, principally due to the positive non-recurring effects in 2009 of the reverse merger of Big Jump Energy Participacoes SA by our investee Namisa in the amount of R$ 835 million and our adherence of to the REFIS tax repayment program in the amount of R$ 505 million.

Financial expenses (income), net

In 2010, our net financial expenses increased by 676.8%, or R$1,665 million, from R$246 million in 2009 to RS$1,911 million in 2010, mainly due to the following items:

•         Interest income increased by 10%, or R$57 million, from R$586 million in 2009 to US$643 million in 2010 mainly due to the increase of R$118 million in returns on financial investments, due to the increases in cash and cash equivalents.  This decrease was partially offset by the decrease of R$58 million in other financial income;

•         Interest expense increased by 16.3%, or R$308 million, from R$1,892 million in 2009 to US$2,200 million in 2010 mainly due to the increase of R$514 million in interests on loans and financing in local currency and the increase of R$128 million in interests on loans and financing in foreign currency.  This was partially offset by the increase of R$130 million in capitalized interests and the decrease of R$125 million in losses from derivatives instruments;

•         Foreign exchange and monetary loss, net, including operations with derivatives decreased by 133.1%, or R$1,414 million, from a gain of R$1,060 million in 2009 to a loss of R$354 million in 2010 mainly affected by appreciation of the real  against the U.S. dollar.  This appreciation affects:

o    Our U.S. dollar-denominated gross debt;

o    Our U.S. dollar-denominated cash and cash equivalents; and

o    Our trade accounts receivable and payable.

Income Taxes

We recorded an expense for income tax and social contribution of R$571 million in 2010, as compared to R$700 million in 2009.  Expressed as a percentage of pre-tax income, income tax expense decreased from 21.1% in 2009 to 18.5% in 2010. Income tax expense in Brazil refers to the collection of federal income tax and social contribution tax.  The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled R$1,050 million in 2010 and R$1,127 million in 2009 (34% of income before taxes and equity in affiliated companies).  Adjustments are made to these rates in order to reach the actual tax expense for the years.

For the year ended December 31, 2010, adjustments totaled R$479 million and were comprised of:

•         a R$121 million benefit from interest on stockholders’ equity;

•         a R$216 million adjustment related to equity income of subsidiaries at different rates or which are not taxable;

•         tax incentives that represented a net tax adjustment of R$34 million;

•         a R$106 million benefit related to non taxable income from the Federal Tax Repayment Program, or REFIS, adjustments;

For the year ended December 31, 2009, adjustments totaled R$427 million and were comprised of:

•         a R$109 million benefit from interest on stockholders’ equity;

•         a R$169 million benefit related to equity income of subsidiaries at different rates or which are not taxable;

•         tax incentives that represented a net tax adjustment of R$12 million;

•         a R$252 million benefit related to non taxable income from the Federal Tax Repayment Program, or REFIS, adjustments; and

•         These increases were offset by other permanent exclusions in the amount of R$115 million,  mainly by the constitution of deferred income tax on the tax loss carryfowards of the subsidiary Prada.

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income

       In 2010, we had net income of R$ 2,516 million, a 4% decrease from 2009. The improved results in steel and mining segments were offset by the increase in other operating expenses due to non-recurring gains recorded in 2009 and the increase in financial expenses in 2010.

5B.  Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures, repayment of debt and dividend payments.  We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments.  We expect to meet our cash needs for 2011 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents as of December 31, 2010 and 2009 totaled R$2,268 million and R$ 1,181 million, respectively.

Operating Activities

        Cash provided from operations was R$ 2,482 million and cash used in operations was R$ 773  million, in 2010 and 2009 respectively. The R$ 3,255  million increase in cash flow from operating activities in 2010 as compared to 2009 was mainly due to an increase of R$ 3,106 million in adjustments to reconcile net income mainly due to an increase of financial interests of  R$ 359 million, accrual for derivatives in the amount of R$ 215 million and net foreign exchange gain of R$ 2,082 million and gain with equity investment variation in 2009 in the amount of R$ 835 million due to Namisa’s results of operations, that did not occur in 2010.

Investing Activities

We used cash in our investing activities in the total amount of R$ 4,636 million in 2010 and R$ 617 million in 2009 . The increase  of R$ 4,019 million in 2010 as compared to 2009 was mainly due to  acquisition of investment in Riversdale Mining Limited and acquisitions of fixed assets to supply the projects, mainly related to: (i) the Casa de Pedra expansion; (ii) the construction of the cement plant in the city of Volta Redonda (State of Rio de Janeiro) and of the clinker plant in the city of Arcos (State of Minas Gerais); (iii) the construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and (iv) the extension of Transnordestina railroad

Financing Activities

Cash provided by financing activities was R$ 4,651 million in 2010 and R$ 1,510 million in 2009.  The R$ 3,141 million increase in cash provided by financing activities in 2010, as compared to 2009, was mainly due to a increase in long-term debt during the period to finance the current projects.  Also in 2009, we acquired our own shares to be held in treasury in the amount of R$ 1,350 million, a transaction not repeated in 2010.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales decreased to 26 on December 31, 2010 from 31 on December 31, 2009.

Inventory Turnover Ratio

Our inventory turnover ratio (obtained by dividing inventories by annualized cost of goods sold), expressed in days of cost of goods sold increased to 113 days in 2010, as compared to 88 days in 2009.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of goods sold), expressed in days of cost of goods sold, decreased to 25 on December 31, 2010 from 26 on December 31, 2009.

Liquidity Management

Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities.  As of December 31, 2010, cash and cash equivalent totaled R$ 10,239 million.

We were also taking advantage of the current liquidity conditions to extend the maturity profile of our debt.  These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure.  Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity.  As of December 31, 2010, short-term and long-term indebtedness accounted for 6.51% and 93.49%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately nine  years, considering 40 years-term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2010, our capital expenditures were R$ 3,636 million used in acquisitions of equipment, of which R$ 275 million was used in the Casa de Pedra mine expansion, R$ 1.371 million relating to the expansion of the  Transnordestina railroad, R$ 249 million in construction of the cement plant in Volta Rendonda (RJ),  R$ 139 million in projects relating to the Itaguaí Port expansion and R$ 483 million in maintenance.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Company Debt and Derivative Instruments

At December 31, 2010 and 2009, total debt (composed of current portion of long-term debt, accrued finance charges, long-term debt and debentures) aggregated R$20,206 million and R$ 14,356 million , respectively, equal to 258% and 218% of the stockholders’ equity at December 31, 2010 and 2009, respectively.  At December 31, 2010, our short-term debt (composed of current portion of long-term debt including accrued finance charges and debentures) totaled R$ 1,345 million and our long-term debt (composed of long-term debt and debentures) totaled R$ 18,862  million.  The foregoing amounts do not include debt of others for which we are contingently liable.  See “Item 5E.  Off-Balance Sheet Arrangements.”

At December 31, 2010, approximately 48% of our debt was denominated in reais  and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures, swaps, and FRA-Forward Rate Agreements.  For a description of our derivative instruments, see Note 17 to our consolidated financial statements contained in “Item 18.  Financial Statements.”  Also see  “Item 5A.  Operating Results—Results of Operations—Year 2010 Compared to Year 2009”.

The major components of R$ 1,345 million of our consolidated current portion of long-term debt outstanding at December 31, 2010 were:

Components	Average interest rate	Total (in million of R$)
Fixed rate notes	6.5% - 10.5%	108
BNDES/Finame	1.5% - 3.2%	329
Prepayment financing	1.24% - 7.5%	676
Others	3.3% - 9.5%	232
Total		1,345

The major components of R$ 18,862  million of our consolidated long-term debt outstanding at December 31, 2010 were (amounts are reflected in long-term debt):

Components	Average interest rate	Total (in million of R$)
Debenture	9.4% + IGPM and 1% + TJLP	1,761
Fixed rate notes	6.5% - 10.5%	4,499
BNDES/Finame	1.5% - 3.2%	1,963
Perpetual bonds	7% - 9.5%	1,666
Prepayment financing	1.24% - 7.5%	5,762
CCB	112.5% CDI	3,000
Others	3.52% - 8%	211
Total		18,862

The amount of interest paid in 2010 was R$ 1,867 million.

The local debenture is a real-denominated debt instrument, issued in February 2006, of R$600 million six-year debentures bearing interest at a rate of 103.6% of the CDI rate per annum.

Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by us and our offshore subsidiaries, including (i) the US$300 million bonds, 10% per annum coupon, and the US$300 million notes, 8.25% per annum coupon, issued in 1997 with final maturity in 2047; (ii) the issuance in December 2003 and January 2004 of US$550 million notes, 9.75% per annum coupon with final maturity in 2013; (iii) the US$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015, and (iv) the US$750 million notes, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

In July 2010, we issued US$ 1 billion notes, 6.50% per annum coupon and maturity date in July 2020, and in September 2010 we issued a US$ 1 billion Perpetual Bond, 7% per annum coupon.

     Pre-export agreements include the two series of the export receivables securitization program.

      The series issued in June 2004, in the amount of US$ 59 million as of December 31, 2010, with maturity date on May 2012 and bearing interest at a rate of 7.43 per annum; and the series issued in June 2005, in the amount of US$ 160 million as of December 31, 2010, with maturity in May 2015 and bearing interest at 6.15% per annum.

We issued export credit notes, or NCEs:  (i) on April 11, 2008, in the amount of R$100 million in favor of Banco do Brasil S.A., due 2013; (ii) on September 30, 2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2014; and (iii) on September 30, 2009, in the amount of R$300 million, in favor of Banco do Brasil S.A., due 2014.

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

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2010:

Maturity in	Principal Amount
(In millions of R$)
2012	2,166
2013	2,088
2014	1,948
2015	2,188
2016	2,222
2017 and thereafter	6,584
Perpetual bonds	1,666

Total	18,862

5C.  Research & Development and Innovation

        In the year of 2010, CSN has invested R$ 57 million in Research & Development to develop new products and maintain the company in the vanguard of value-added products.  CSN is committed to pursue technological innovation, continuous improvement and systemic production processes and the generation of attractive products to market.

        To meet the new demands and expectations of the market CSN has been continuously investing in creating innovative projects aiming to surprise its clients with creative solutions involving products and services.  The attitude of innovation associated with the workshop to reengineer the supply chain with the main customers, has been one of the main lines of action of the CSN R&D team  to maintain and consolidate its growing market share.

        CSN, a leading company in Brazil in coated flat steel products with high added value, has been continuously investing in improvements to its processes, products and services.  In its activities management believes there is the strong performance in developing new products and applications that meet current and future market needs.

        A project that demonstrates the innovative and pioneering the nature of CSN is the development of pre-painted steel to Organo-Metallic fuel tanks applied in automobiles, replacing the plastic tanks, with demand reaching a level of 500,000 tanks a year.  The project was designed with new steel base and coating application, continuous painting line at its facilities CSN / PR Araucaria, giving properties of higher corrosion resistance, formability and weldability. Currently, CSN is working on improving the specification of the steel base in order to achieve weight reduction of the components.

        Another project was developed and is finding increasing acceptance in the market is CSN Extra Thin ®” cold rolled steel “for new applications in white goods and steel furniture responding to a worldwide trend.

        In the packaging segment, CSN has invested in consolidating a modern Center of Innovation that enables greater proximity to customers and bottlers presenting new concepts and design, in packages of 3 pieces cans expanded with innovative formats.

        In the automotive segment the concept of innovation, product development and new applications has been the subject of priority and as an example we can cite the Dual Phase Steel, which has as a main feature the weight reduction of automobiles that enabling the industry to make vehicles more Lightweight, safe and with reduced CO2 emissions.  Besides the Dual Phase Steel CSN has developed new high-strength steels such as Bake Hardening, Microalloyed and Rephosphorized steel as well as new high-formability steels for exposed parts such as Super Ultra Low Carbon Steel to Titanium stabilized.

        In the Construction segment there was a significant consolidation and support of our customers for application of CSN Pre-painted Steel in the manufacture of new construction systems for rapid assembly used extensively in the UPP's - Police Units Pacifier and PSUs - Emergency Care Units in the city of Rio de Janeiro.

5D.  Trend Information

Overview

The recovery of the global economy is being led by the emerging countries. According to the IMF, China and Brazil will maintain growth expectations in their economies until 2016 due to the size of Chinese economy and to Brazilian protectionist policy and strong domestic demand. The combination of gradual global economic recovery and the positive outlook of domestic consumption in Brazil provide a favorable scenario for our business.

We expect that investments will benefit from this favorable economic scenario. In addition to organic growth projects, we routinely review potential acquisition opportunities and strategic alliances in all segments in which we operate in Brazil and abroad, in order to accelerate our expansion and value generation.

We have consistently presented sound financial results, and reasonable indebtedness levels.  Our comfortable current cash situation provides support for organic growth, financing possible acquisitions and at the same time maintaining a special policy of dividends distribution for our shareholders, resulting in a competitive and favorable position in relation to other groups of the sector.

Steel

In accordance with World Steel Association (WSA), the global steel industry capacity utilization rate closed the year at around 74% in 2010, although production capacity and global steel product consumption still remain highly unbalanced. As stated by WSA, surplus production capacity is currently running around 500 million tonnes.

This imbalance, together with the appreciation of the real and the existence of state government import incentives fueled Brazil's flat steel imports in 2010.

WSA forecasts that apparent steel use will increase by 5.9% to 1,359 mmt in 2011, following the 13.2% growth in 2010. In 2012, it forecasts world steel demand will growth by 6.0%, reaching a new record of 1,441 mmt. The impact of the earthquake and tsunami in Japan may indicate a significant downward adjustment in steel use for 2011 and upward adjustment for 2012.

In view of Brazil’s expected economic growth in the coming years, the Brazilian Development Bank (BNDES) believes steel output and apparent consumption will increase by 26.5% and 43.5%, respectively, through 2014.

In this context, we are assessing alternatives and increasing arrangements for new projects to optimize results per produced ton.

We increased our interest in higher added value products in 2010. In the next years, we will diversify our supply of greater added value products.

Continuing with the goal of diversifying and investing in the growth expectation of the civil construction in the domestic market, our 500 Kta capacity plant for long steel, including iron bar and wire rods in our portfolio, is under construction. Additionally, we are considering the implementation of two new plants in Brazil, of 500 kta capacity each, in addition to a cold rolled unit in order to offer a more complete product portfolio to the market.

Mining

The forecast by Macquire for the iron ore market is that between 2013 and 2014 worldwide supply may exceed demand as a result of expansion projects in the industry.

The projected price in China for 2013 is U$ 141.50 per dry tonnage, according to PLATTS and FIS.

According to information released by the CRU, exports in Brazil show a tendency to increase until at least 2015, due to the current investments in the sector.

Considering this scenario, in the next years, we expect to achieve an important landmark in our expansion in mining and will gain a pace of production of 50 million tons per year at our Casa de Pedra unit.

In addition, Namisa continues with its expansion leading to an expected sales level of 39 million tons per year, relying on projects of concentration and pelletizing.

To ensure the production outflow, we expect the Itaguaí Port will reach an 84 mtpy shipment capacity, in the next years.

This combined increase of production and shipment benefits from a favorable window of opportunity to the overseas iron ore market.

We are analyzing further expansions, such as production volume of 70 mtpy in Casa de Pedra and shipment volumes of 130 mtpy in TECAR.

Cement

SNIC (the Brazilian Cement Industry Association) indicates local cement sales in Brazil of 59 million tonnes in 2010, 15% up from the previous year. The Southeast region consumed half of this total and the North was the best performer in terms of growth, moving up by 58%. Estimates indicate a new record in 2011, with sales increasing between 8% and 9% to 65 million tonnes.

Annual exports decreased 23%, as manufacturers prioritized the domestic market.

Currently, there are 70 plants operating in Brazil, belonging to 12 national and international groups, with a joint annual installed capacity of 67 million tonnes, sufficient to meet all of domestic demand.

Strong investments in capacity expansion were also announced in 2010, the effects of which should become apparent in the second half of 2011.

In the coming years we expect the sector’s growth will continue to be fueled by increased income and employment, incentives for homebuyers, the expansion of Brazil's infrastructure and the intensification of the works related to the World Cup and the Olympic Games.

Our product and brand have had excellent acceptance.  With the conclusion of the clinker production project and the gradual increase in the use of own slag we expect to be able to significantly reduce our costs.

We are considering alternatives for organic growth in order to take advantage of our crushing capacity (2.8 million tons per year) through the increase of clinker production.  Our goal is to produce approximately 5.4 million tons per year in Brazil in the next years, to capture the strong growth expected in the market due to the World Cup and the Olympic Games, in addition to the strong pace of construction of new housing and commercial units, as well as infrastructure projects.  For details on our Plan Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Plan Investments”.

5E.  Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments related to the activities of TECON.  The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2010

	Aggregate Amount	Maturity
	(In million of R$)
Guarantees of Debt:
Transnordestina	1,152	2011-2028

Contingent Liability for Concession Payments(1) :
Sepetiba Tecon	318	2026
Transnordestina	99	2027
Solid Bulks Terminal - TECAR	1,514	2022
MRS Logística S.A	3,502	2026
Total	5,433
”Take-or-Pay” Contractual Obligations
MRS Logística S.A.	986	2016
White Martins Gases Industriais Ltda.	532	2016
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio	529	2012
Ferrovia Centro Atlântica – FCA	438	2013
Vale S/A	519	2014
Companhia Paranaense de Gás - COMPAGÁS	165	2024
Companhia Paranaense de Energia - COPEL	98	2024
ALL	18	2012
K&K Tecnologia	79	2023
Harsco Metals Ltda	99	2014
Total	3,463

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	10,048
(1)       Other consortia members are also jointly and severally liable for these payments.

Guarantees

We guarantee the loans BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by May 2028, adjusted based on the TJLP plus 1.5% per annum.  The total outstanding amount of the debt as of December 31, 2010 was R$1,152 million.

Concessions

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port.  As of December 31, 2010, R$ 318 million of the cost of the concession was outstanding and payable over the next 18 years of the lease.  For more information see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”

Transnordestina

As of December 31, 2010, we held 76.45% of the capital stock of Transnordestina S.A., which has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system.  The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.  As of December 31, 2010, R$ 99  million was outstanding over the remaining 16-year term of the concession.

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

MRS Logística S.A

Concession for a period of 30 years, renewable for another 30 years, for transporting iron ore from the mines of Casa de Pedra in MG and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda and transportation of exports back to the Ports of Itaguaí and Rio de Janeiro. As of December 31, 2010, R$ 3,502 million was outstanding.

Contractual Obligations

Namisa

Port Services

On December 30, 2008, we received approximately R$5.3  billion as prepayment under an agreement with Namisa with a term of 34 years.  Under this agreement, we are required to render port services to Namisa, which consists of transporting from 18.0 million tons to 39.0 million tons of iron ore annually.  The price of these port services is quarterly reviewed and prospectively adjusted considering the changes in price of iron ore.

High Silica ROM

On December 30, 2008, we received approximately R$ 1.6 billion as prepayment for an agreement with Namisa with a term of 30 years.  Under this agreement, we are required to provide high silica crude iron ore ROM to Namisa in a volume that ranges from 42.0 million tons to 54.0 million tons per year.  Depending on the market price for high silica crude iron ore ROM, we may receive additional or lower amounts under this agreement.

Low Silica ROM

On December 30, 2008, we received approximately R$ 424 million as prepayment for an agreement with Namisa with a term of 35 years.  Under this agreement, we are required to provide low silica crude iron ore ROM to Namisa in a volume that ranges from 2.8 million tons to 5.04 million tons per year.  Depending on the market price for low silica crude iron ore ROM, we may receive additional or lower amounts under this agreement.

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

For both contracts we have flexibility to renegotiate the Take or Pay if the volume is not reached.  As we are a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assure competitive prices.

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

América Latina Logística - ALL

This agreement covers transportation of steel products from Volta Redonda to CSN Paraná.  Volume set for steel products is 20,000 tons per month, which may vary up or down by 10%.  The agreement will expire on March 30, 2012.

K&K Tecnologia

CSN undertakes to acquire at least 3,000 metric tons of blast furnace mud for processing at CSN's mud concentration plant.

Harsco Metals Ltda

The Harsco Metals Ltda. undertakes to perform the Scrap recovery Services resulting from the process of production of pig iron and steel from CSN / UPV, receiving by this process the equivalent in value the result of multiplying the unit price (U.S. $ / t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 400,000 tons.

5F.  Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2010:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

Long-term accrued finance
charges(1)	12,372	1,514	2,869	2,182	5,807
Taxes payable in installments	1,444	652	134	166	492
Long-term debt	18,781	2,133	4,013	4,385	8,250
“Take-or-Pay” contracts	3,463	920	1,773	535	235
Concession agreements(5)	5,433	339	745	1,153	3,196

Purchase obligations:
Raw materials(2)	1,228	811	359	36	22
Maintenance(3)	106	62	45	0	0
Utilities/Fuel(4)	1,553	445	616	244	247
Total	2,887	1,317	1,020	280	269

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

(4)	Refer mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.
(5)	Refers to TECON, TECAR, MRS and Transnordestina’s concessions agreements.

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

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected to our Board on	Last Elected to our Board on

Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 29, 2011
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 29, 2011

Fernando Perrone	Member	September 26, 2002	April 29, 2011
Antonio Francisco dos Santos	Member	December 23, 1997	April 29, 2011
Yoshiaki Nakano	Member	April 29, 2004	April 29, 2011
Gilberto Sayão da Silva	Member	April 30, 2009	April 29, 2011
Alexandre Gonçalves Silva*	Member	November 9, 2010	April 29, 2011

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 06, 2009
Paulo Penido Pinto Marques	Chief Financial Officer	May 7, 2009	May 12, 2009
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 06, 2009
Alberto Monteiro de Queiroz Netto	Executive Officer	September 1, 2009	September 1, 2009
José Taragano	Executive Officer	December 15, 2009	December 15, 2009

*Mr. Carneiro Neto used to be a member of our Board of Directors until July 2010, when he passed away.  Mr. Gonçalves Silva was elected Director in place of Mr. Carneiro Neto.

The next election for our Board of Directors is expected to take place in April 2012, and we are unable to anticipate when the next election for our Board of Executive Officers is expected to take place.

Board of Directors

Benjamin Steinbruch. Member of the Board of Directors since April 23, 1993, holding also the position of President of the Board since April 28, 1995 and CEO since April 30, 2002. He is also CEO of Vicunha Steel S.A., member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of FIESP since September 2004, member of FIESP Superior Strategic Board, advisor to the Robert Simonsen Institute, director of IEDI - Institute for Industrial Development Studies. Over the past five years, he served as Director and CEO of Vicunha Siderurgia S.A., Director and Officer of Vicunha Steel S.A., Director and CEO of Vicunha Aços S.A., Officer of Rio Purus Participações S.A., and Officer of Rio Iaco (all these companies belong to the controlling group of CSN), Director of Prada Metallurgical Company, Inal Nordeste S.A. and Nacional Minérios S.A. (all controlled by CSN) and member of the Deliberative Council of the CSN Foundation. Graduated from the Business School of the Fundação Getúlio Vargas – SP and specialized in Marketing and Finance also from the Fundação Getulio Vargas - SP.

Jacks Rabinovich. Mr. Rabinovich was born on September 20, 1929, and has been member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001, currently holding the position of Vice President. Graduated in Civil Engineering from Mackenzie University, with a specialization in Textile Engineering from Lowell Institute, Massachusetts - USA.

Fernando Perrone.  Mr. Perrone has been member of our Board of Directors since September 26, 2002, and member of our Audit Committee since June 24, 2005, where he currently holds the position of President.  He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002. Over the past five years, he served as member of the Board of Directors of Profarma - Pharmaceuticals Distributor S.A., member of Board of Directors of João Fortes Engenharia S.A., and member of the Management Board of Energia Sustentável S.A..Graduated in Business, sponsored by "Chimica" Bayer S.A., also holds a Law degree from the Universidade Federal Fluminense, and has a specialization in Economics in the area of Capital Markets from the Fundação Getulio Vargas.

Antonio Francisco dos Santos. Mr. Santos was born on December 6, 1950, and has been a member of our Board of Directors since November 23, 1997. Mr. Santos was Coordinator and Chief of Industrial Engineering, Chief of Production Planning and member of the Board of Directors of Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan, until 2008. He is currently Chairman and Chief Executive Officer of the Board of the CSN Employee Investment Club (Clube de Investimento CSN). Over the past five years he served as Planning and Support Officer of CSN and President of CSN Invest. Graduated in Business with a specialization in Organization and Finance, both by the Coordinator of Graduate Studies and Research - CECOP, and MBA in Industrial Strategy and Business Management from Universidade Federal Fluminense - UFF.

Yoshiaki Nakano.  Mr. Nakano has been member of our Board of Directors since April 29, 2004, and member of our Audit Committee since June 24, 2005.  Over the past five years, Mr. Nakano  has been professor at the School of Economics of Fundação Getulio Vargas and board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP; board member of Conselho Superior de Economia (COSEC), of FIESP/IRS; member of the Consulting Board of the Grupo Pão de Açúcar.  Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance. Graduated in Business Administration from Fundação Getulio Vargas and MBA and Ph.D. from Cornell University, USA.

Gilberto Sayão da Silva.  Mr. Sayão has been member of our Board of Directors since April 30, 2009.  He is currently a partner at Vinci Partners Investimentos Ltda., and member of its Executive Committee. Between 2003 and 2009, Mr. Sayão served as the Chief Executive Officer of UBS Pactual Alternative Investments, a subsidiary of UBS Pactual Asset Management. He is currently on the Board of Directors of several companies, such as PDG Realty SA and Equatorial Energia S.A. (none of these being part of CSN´s economic group). He graduated from the Engineering School of the Pontificia Universidade Catolica do Rio de Janeiro - PUC / RJ.

Alexandre Gonçalves Silva.  Mr. Gonçalves Silva has been member of our Board of Directors and Audit Committee since November 9, 2010.  Over the last five years he was CEO of General Eletric do Brasil Ltda. and member of the Board of Directors of TAM S.A., PDG Realty S.A. Empreendimentos e Participações, Equatorial Energia S.A., Fundições Tupy S.A. and Fibria Celulose S.A. Mr. Gonçalves Silva also was Advisor of the Global Infrastructure Partners (New York).  He graduated from the Mechanical Engenireeng School of Pontificia Universidade Católica do Rio de Janeiro – PUC/RJ.

Board of Executive Officers

In addition to Mr. Steinbruch, the following persons were members of our Board of Executive Officers as of the date of this annual report:

Paulo Penido Pinto Marques.  Mr. Marques was elected our Chief Financial Officer on May 12, 2009 and is also responsible for the Controlling, Enterprise Risk Management and Insurance departments, holding the position of Executive Officer for Investors Relations.  Prior to joining CSN, Mr. Marques was Finance, Investor Relations and Information Technology Vice-President of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, Financial Officer of Usiminas Mecânicas S.A., board member of Associação Brasileira das Companhias Abertas, Financial Officer of the Companhia Siderúrgica Paulista - COSIPA, Officer of Mineração J. Mendes, Controlling Officer of Fasal S.A. and Officer of Consórcio Siderurgia Amazonia Ltd. (controller of Sidor - Venezuela).  Mr. Marques has also participated in the Board of Executive Officers or the Board of Directors of the following companies: Usiparts - automotive systems, Unigal, Rio Negro - steel trade and industrialization.  He was also Vice-President at Financing Area, Credit and Risk of JP Morgan (Morgan Guaranty Trust Co. of New York), Officer of Relationship with companies and Financial Institutions Area of BankBoston, Officer of Investments of Corporate Banking of Citibank.  Graduated from the Electrical Engineering School of the Federal University of Minas Gerais.

Enéas Garcia Diniz.  Mr. Diniz holds the position of Executive Officer in charge of in charge of Production areasince June 21, 2005. He has been serving CSN since 1985, acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of the Presidente Vargas steelworks.  Graduated in Mechanical Engineering from the Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management in the Universidade Federal Fluminense in Rio de Janeiro and has a MBA from the Fundação Dom Cabral Business School of Belo Horizonte.

Alberto Monteiro de Queiroz Netto was elected Executive Officer of the Treasury on September 01, 2009.  He is also President of CBS Previdência. He was Chief Financial Officer of Bank of Brazil conglomerate, President of BB DTVM - Asset Management, President of BESC DTVM - Administradora de Recursos, Vice President of the National Association Investment Bank’s (ANBID) and Chairman of Best Practices for Marketing Industry Investment Funds.  He was Director of the Board of BB Securities in London, and the Bank of Brazil Broker Dealer in New York and Officer of BB Fund in Cayman.  He was also President of the Board of Directors of Petróleo Petrobahia, member of the Board of Directors of Eletricidade da Bahia – Coelba, Neoenergia e BESC TV, member  of the Audit Committe of Gerdau, Cielo (formerVisanet), Coelba e Cosern e member Deliberative Committee of Fundo de Pensão do Banco do Brasil (PREVI).  Graduated from the Business School of the Fundação Getulio Vargas (RJ), where he further  specialized in Business Administration and obtained MBA in Corporate Finance. He also holds a Banking Specialist degree from the University of São Paulo Business School (FEA-USP).

José Taragano was elected Executive Officer on December 15, 2009, being the Chairman for Projects at CSN.  He was COO - Executive VP of Operations of Brenco - Companhia Brasileira de Energia Renovável, Executive and Business Officer of Klabin SA. He was Worldwide Environment, Health & Safety Officer of Alcoa Inc. in New York / Pittsburgh,  Officer of Primary Products /Aluminum, Alumina & Chemical Products, Director of Quality and Human Resources and Superintendent fo Production of Alcoa Latin America in São Paulo.  He was also Chairman of CEMPRE – Compromisso Empresarial para a Reciclagem, served at Healthy People 2010 Business Advisory Comitee  in Washington and as independent counsel at the Board of ECOSORB. He graduated in Metallurgical Engineering from PUC-RJ, has a MBA in Marketing from the FIA-USP and further education at MIT / Sloan Executive Program and Harvard Business School / Finance for Senior Executives.

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

6B.  Compensation

For the year ended December 31, 2010, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$17.9 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance among others.  See “—Item 6D.  Employees” for a brief description of our profit sharing arrangements.

We are the principal sponsor of CBS, our employee pension plan.  CBS had an excess of plan assets over pension benefit obligations of R$ 333 million in 2010.  The fair value of the resources of CBS, totaled R$ 2,316 million as of December 31, 2010, and projected benefit obligations were R$ 1,983 million.  See Note 30 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

6C.  Board Practices

Fiscal Committee and Audit Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors.  The primary responsibility of the Fiscal Committee is to review management’s activities and the financial statements, and report its findings to the shareholders.  Our shareholders did not request the installation of a Fiscal Committee at the Annual Shareholders’ Meeting held on April 29, 2011.

In June 2005, an Audit Committee (Comitê de Auditoria) was appointed in compliance with SEC’s rules, which is composed of three independent members of our Board of Directors.

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

The Audit Committee is currently composed of Mr. Perrone, Mr. Nakano and Mr. Alexandre Silva and is constantly assisted by an outside consultant.

For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A.  Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D.  Employees

As of December 31, 2008, 2009 and 2010, we had 16,549, 16,903 and 19,217 employees, respectively.  As of December 31, 2010, approximately 3.213 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union.  We believe we have a good relationship with CUT.  We have collective bargaining agreements, renewable annually every May 1. Moreover, we have members affiliated to other unions, such as the Engineer Union with 48 members, the Accountant Union with 6 members and the Workers Unions from Arcos, Casa de Pedra and Araucária, with a total of 312 members.  On the others company’s controlled by CSN, as Prada, Ersa and Metalic, we have a total of 945 members.

In March 1997, we established an employee profit sharing plan.  All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

6E.  Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Siderurgia and Rio Iaco Participações, our controlling shareholder.

All our Executive Officers and members of our Board of Directors held an aggregate of 1,559 shares of our outstanding common shares as of April 30, 2011.

Item 7. Major Shareholders and Related Party Transactions

7A.  Major Shareholders

On March 31, 2011, our capital stock was composed of 1,483,033,685 common shares, including 25,063,577 common shares held in treasury.

The following table sets forth, as of March 31, 2011, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares(2)

Vicunha Siderurgia S.A.(1)	697,719,990	47.86%
Rio Iaco Participações	58,193,503	3.99%

(1)	Owned indirectly by the Steinbruch family, which includes Mr Benjamin Steinbruch, Chairman of our Board of Directors, and other members of his family.
(2)	It does not include common shares held in treasury.

7B.  Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors.  See “Item 4. Information on the Company —A.  History and Development of the Company,” “Item 4B.  Business Overview,” “Item 4D. Property, Plant and Equipment – Acquisitions and Dispositions”, “Item 6A.  Directors and Senior Management” and “Item 7A.  Major Shareholders” and Note 5 to the consolidated financial statements included in “Item 18.  Financial Statements.”

Item 8. Financial Information

8A.  Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements” for our consolidated financial statements.

Legal Proceedings

In the ordinary course of our business, we are party to several proceedings, both administrative and judicial, which we believe are incidental and arise out of our regular course of business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. We have established provisions for all amounts in dispute that represent probable loss based on the legal opinion of our internal and external legal counsel.

Labor Contingencies

As of December 31, 2010, the Company is defendant in 11,238 labor claims, for which a provision has been recorded in the amount of R$ 188.2 million. Most of the claims are related to alleged joint liability between us and our independent contractors, wage equalization, differences of 40% fine on the FGTS deposits due to inflation purge, additional payments for unhealthy and hazardous activities, overtime and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, result of occupational accidents, diseases and contractual disputes related to our industrial activities. As of December 31,2010, the amount relating to probable losses for these contingencies was R$ 80.3 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indeminification or imposition of fines. As of December 31, 2010, civil contingencies relating to environmental issues was R$ 500 thousand.

Tax Contingencies

Among tax contingencies are income tax and social contribution taxes in Brazil, for which a provision of R$ 1,911 million has been recorded in 2010.

IPI premium credit over exports

The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax laws allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing these credits. We challenged the constitutionality of the executive branch’s action by obtaining, in August 2003, a favorable decision from a Brazilian trial court that authorized the use of IPI premium tax credits. However, in August, 2009, the Brazilian Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI premium credit was only effective until October 1990.  Accordingly, the credits accrued after 1990 should not be recognized and, in view of this STF decision, the Company’s Board of Directors approved including this matter in the tax recovery program for tax debts introduced by Provisional Measure 470/09 and Law 11941/09, which entails benefits in terms of reduction of fines, interest and legal charges.

Social Contribution on Income from Export Revenues

We filed a lawsuit challenging the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment No. 33/01 and in March 2004, we obtained an initial decision authorizing the exclusion of these revenues from referred calculation basis, as well as the offsetting of amounts paid as from 2001.  The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court.  At December 31, 2010, the amount of suspended liability and the offset credits based on the referred proceedings was R$ 402 million, as compared to R$ 1,240 million at December 31, 2009, already adjusted by the SELIC 2010. Such reduction arose out of the inclusion in REFIS of debts related to the offset of amounts paid as of 2001 and debts related to the exclusion of export revenues from taxable basis. The valid inclusion of such debts in REFIS is subject to ratification by the proper authorities, which we expect will take place as of mid-2011, as set forth in Ordinance No. 2/2011. We still claim the exclusion of profits derived from exports from the calculation basis of the Social Contribution, according to the initial decision obtained by us.

Refis

In November 2009, we adhered to the Tax Recovery Program (REFIS) established by Federal Government in order to settle its tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining pending lawsuits. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due. On December 31, 2010, the position of the debts under the Federal REFIS, recorded under taxes payable in installments, was R$ 1,444.2 million (R$ 826.8 million in 2009).

Antitrust

In October 1999, CADE fined us R$22 million claiming that certain practices adopted by us and other Brazilian steel companies until 1997 allegedly comprised a cartel.  We challenged the cartel allegation and the imposition of the fine judicially, and in June 2003 obtained a partially favorable judgment by a federal trial court.  CADE appealed the trial court decision and on June 14, 2010 a federal appellate court in Brasília held a judgment reversing the trial court’s decision and confirming the cartel allegation as well as the fine imposed by CADE.  We have asked the appellate court to clarify its decision and we will only know the exact content of the judgment, including the rate for adjustment of the fine amount, when the appellate court clarifies its decision.  Accordingly, we have not yet recorded any provision in connection with this fine.  We believe we have grounds for reversal of the judgment and intend to appeal the decision of the appellate court to the Brazilian Superior Court of Justice.

Other Legal Proceedings

The company and its subsidiaries are defendants in other proceedings at administrative and judicial levels, in the approximate amount of R$ 4.2 billion, of which R$ 2.9 billion related to tax contingencies, R$ 303 million to civil contingencies, and R$ 958 million to labor and social security contingencies. The assessments made by legal counsel define these contingencies as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgement.

For further information on our legal proceedings and contingencies, see Note 21 to our consolidated financial statements.

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

For dividends declared during the past two years, see “Item 3A.  Selected Financial Data.”

At our Annual Shareholders’ Meeting of April 29, 2011, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2010, in the total amount of R$1,856.8 million (R$1,500 million as dividends and R$356.8 million as interest on shareholders’ equity).

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

	Common Shares(1)			American Depositary Shares(1)

	US$ per Share(2)		Volume	US$ per ADS		Volume

	High	Low	(In thousands)	High	Low	(In thousands)

2005:
Year end	4.49	2.45	5,771	4.47	2.47	5,095
2006:
Year end	6.27	3.46	4,216	6.29	3.49	5,605
2007:
Year end	15.00	4.58	5,330	15.35	4.58	6,980
2008:
First quarter	20.93	11.88	5,171	20.99	12.16	8,521
Second quarter	26.21	17.76	4,617	26.23	17.75	6,895
Third quarter	21.87	8.24	6,323	21.78	9.21	11,038
Fourth quarter	10.51	4.07	6,887	10.41	3.93	10,390
Year end	26.21	4.07	5,761	26.23	3.93	9,219
2009:
First quarter	9.27	6.03	5,967	9.30	5.92	9,217
Second quarter	13.29	7.31	5,039	13.25	7.27	7,088
Third quarter	15.45	9.83	4,573	15.53	9.73	6,226
Fourth quarter	19.20	14.57	4,145	19.07	14.47	6,417
Year end	19.20	6.03	4,930	19.07	5.92	7,214
2010:
First quarter	18.38	13.08	4,800	19.17	13.86	6,742
Second quarter	19.09	12.67	4,114	19.90	13.24	6,524
Third quarter	16.46	13.77	3,253	17.49	14.44	4,555
Fourth quarter	16.85	14.42	2,687	18.02	15.49	4,533
Year end	19.09	12.67	3,713	19.90	13.24	5,589
2011
January 31	17.03	15.66	1,119	18.14	16.45	1,729

February 28

	15.20	16.15	919	17.11	16.08	1,396
March 31	15.52	14.44	1,018	16.55	15.25	1,432
First quarter	17.03	14.44	3,055	18.14	15.25	4,556
April 30	15.93	14.35	995	17.04	15.21	1,126

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

As of June 14, 2011, the closing sale price (i) per common share on the BM&FBOVESPA was R$19.58 and (ii) per ADS on the NYSE was US$12.59.  The ADSs are issued under a deposit agreement and JP Morgan Bank  serves as depositary under that agreement.

As of March 31, 2011, approximately 364 million, or approximately 24.6%, of our outstanding common shares were held through ADSs.  Substantially all of these ADSs were held of record by The Depository Trust Company.  In addition, our records indicate that on that date there were approximately 402 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 476 million common shares, representing 32.1% of our outstanding common shares.

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 2010, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.6 trillion (or US$1.5 trillion).  In contrast, as of April 2010, the aggregate market capitalization of the NYSE was US$25.44 trillion.  The average daily trading volume of the BM&FBOVESPA and NYSE for April 2010 was approximately R$5.6 billion (or US$3.2 billion) and US$80.1 billion, respectively.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder.  See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

As of December 31, 2010, we accounted for approximately 1.88% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2005	33,629	23,610	33,456
2006	44,674	32,057	44,473
2007	65,790	41,179	63,886
2008	73,516	29,435	37,550
2009	69,349	36,234	68,588
2010	72,995	58,192	69,304
2011 (through March 31)	71,632	64,217	68,586

The IBOVESPA index closed at 68,586 on March 31, 2011.  Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.  See “Item 10D.  Exchange Controls.”

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

Such requirements include provisions that:

•         establish the concept of a material fact that gives rise to reporting requirements.  Material facts include decisions made by the controlling shareholders, resolutions of the shareholders at a shareholders’ meeting and of management of the company, or any other facts related to our business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

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

•         forbid trading on the basis of material non-public information.

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

Capital Stock

On December 31, 2010, our capital stock was composed of 1,483,033,685 common shares, including 25,063,577  common shares held in treasury.

On November 1, 2010 we cancelled  27.325.535 of our shares which were held on treasury at that time.  On April 30, 2011 our capital stock was composed by 1,483,033,685 common shares including 25.063.577  common shares held in treasury. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws by means of a vote at our shareholders’ meeting.  There are currently no classes or series of preferred shares issued or outstanding.  We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law.  See “Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ meetings are called, convened and presided over by the Chairman or Vice-Chairman of our Board of Directors.  Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado do Rio de Janeiro, the official government publication of the State of Rio de Janeiro, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Valor Econômico, at least 15 days prior to the scheduled meeting date and no fewer than three times.  We have changed to the Jornal Valor Econômico as our main means of disclosing legal notices after our shareholders approved by unanimous vote such change at our shareholders’ meeting held on April 29, 2010.  Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

Form and Transfer

As our common shares are in registered form, the transfer of shares is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative.  When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on our records by a representative of a brokerage firm or the stock exchange’s clearing system.  Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by that shareholders’ local agent.

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

 None

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

A Certificate of Registration has been issued in the name of JP Morgan Chase Bank N.A., as our ADR depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR custodian, on behalf of our ADR depositary.  Pursuant to the Certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR depositary’s Certificate of Registration for only five business days after the surrender, following which the holder must obtain its own Certificate of Registration.  Thereafter, unless the common shares are held pursuant to Resolution No. 2,689 or direct foreign investment regulations, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  See “Item 10E.  Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).  It is based on Brazilian law as currently in effect.  Any change in such law may change the consequences described below, possibly with retroactive effect.  This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder.  Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in common shares or ADSs.

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

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis.  For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government's Long-Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made.  Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

Payment of interest on shareholders' equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.  For this purpose, a “tax haven” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (“Tax Haven Jurisdiction”).  These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

IOF on Foreign Exchange Transactions

Tax on foreign exchange transactions, or “IOF/Exchange”, may be levied on foreign exchange transactions (conversion of foreign currency in reais and conversion of reais into foreign currency), affecting either or both the inflow or outflow of investments.  Currently, the IOF/Exchange rate applicable to most foreign currency exchange transactions is 0.38%.

However, foreign exchange transactions entered into as of December 30, 2010 by foreign investors in connection with inflows of proceeds to Brazil related to investments carried out in the Brazilian financial and capital markets or under the regulations issued by the Monetary Council of Brazil are subject to the IOF/Exchange at rates ranging from 2% to 6% (outflow related to the return of such investment is subject to a zero percent rate). The 2% rate is levied on the trading in a Brazilian stock exchange (including over-the-counter trasactions) except for fixed income transactions with derivatives. The acquisition or subscription of shares through public offerings registered for trading on a Brazilian stock exchange is also subject to such rate. A zero rate applies to payments of dividends and interest on shareholders' equity received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by 2,689 Holders.

The Brazilian Government may increase the rate of the IOF/Exchange to a maximum rate of 25% of the amount of the foreign exchange transactions at any time, but such an increase will only apply in respect to future foreign exchange transactions.

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities, or “IOF/Securities”, including those carried out on a Brazilian stock, futures or commodities exchanges.  The IOF/Securities levies at a rate of 1.5% on transfer of shares traded on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil starting November 19, 2009.

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

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 15% rate of tax in respect of “qualified dividend income” received before January 1, 2013.  Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Based on existing Internal Revenue Service (“IRS”) guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

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

The principal tools used by our treasury department are:

•         “Sensitivity Analysis,” which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows; and

•         “Stress Testing,” which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned.  The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

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

•         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•         CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of December 2010* (amortization)	Notional	2011	2012	2013	2014	2015	Thereafter
US dollar LIBOR	2,229	488	460	130	271	279	601

US dollar fixed rate	6,734	134	113	1.011	77	702	4,697

CDI	7,000	0	1.033	533	1.433	1.000	3.000

TJLP	1,268	210	244	251	42	29	492

Exposure as of December 2009* (amortization)	Notional	2010	2011	2012	2013	2014	Thereafter
US dollar LIBOR	2,679	183	897	958	326	315	0

US dollar fixed rate	5,224	364	143	117	1,055	80	3,465

CDI	3,999	0	667	2,366	532	434	0

TJLP	1,377	200	200	235	242	40	460

* All figures in Reais (R$) .  Because we primarily use Brazilian GAAP controls, the numbers shown in the table do not add up to 100% of our debt and might differ, within some margin, from the numbers shown in this report.

Our cash and cash equivalent were as follows:

	December 31, 2010	December 31, 2009	Exposure

Cash in reais:	2,635	2,131	CDI
Cash in U.S. dollars:	4,556	1,850	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2010		December 2009
	Average rate %	Average life	Average rate %	Average life

U.S. dollar LIBOR*	2.23	3.15	2.52	2.36
U.S. dollar fixed rate	7.41	14.91 (with perpetual bond)	8.27	15.81 (with perpetual bond)
Euro fixed rate	N/A	N/A	N/A	N/A
UMBNDES*	N/A	N/A	N/A	N/A
CDI	110.58 of CDI	4.61	112.53 of CDI	2.46
IGPM*	N/A	N/A	N/A	N/A
TJLP*	2.21	5.58	3.00	5.57

        The Company entered into cross-currency swap agreements to hedge liabilities indexed to US Dollar from Brazilian Real fluctuations, which are mostly affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. The duration of our U.S. dollar fixed-rate derivatives increased from  40 days as of December 31, 2009 to  54 days as of December 31, 2010 (see tables below).

	Notional	Average interest rate	Average maturity
As of December 31, 2010	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI)	1,178	2.29%	54

	Notional	Average interest rate	Average maturity
As of December 31, 2009	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)

Swaps (U.S. dollar fixed - rate versus CDI )	1,520	0.8823%	40

* daily reset

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates can have significant effects on our operating results.  Therefore, exchange rate fluctuations affect the values of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products.  We attempt to manage our net foreign exchange rate exposures, trying to balance our non-real  denominated assets with our non-real  denominated liabilities.  We use derivative instruments to match our non-real  denominated assets to our non-real  denominated liabilities, but at any given time we may still have significant foreign currency exchange rate risk exposure.

Our exposure to U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives (in the case of options, we use the delta as a measure of exposure);

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments:  assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2010	December 31, 2009

U.S. dollar Liabilities	5,803	4,660
loans and financing	5,735	4,597
trade accounts payable	8	32
other	60	31

U.S. dollar Assets	5,903	4,530
offshore cash and cash equivalents	4,240	1,908
derivatives (swaps and NDFs)	1,402	2,170
trade accounts receivable	33	107
offshore investments (net of cash)	97	184
other	131	161
Total U.S. dollar Exposure	100	131

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

To develop our sensitivity analysis we analyze five different scenarios of exchange rate variation.  Based on the foreign exchange rate of December 31, 2010 of R$1.6662 per US$1.00, adjustments were estimated for five scenarios:  scenario 1: Probable scenario,  rate of R$1.6736 per US$1.00; scenario 2:  (25% of Real appreciation) rate of R$1.2497 per US$1.00; scenario 3:  (50% of Real appreciation) rate of R$0.8331 per US$1.00; scenario 4: (25% of Real devaluation) rate of R$ 2.0828; scenario 5: (50% of Real devaluation) rate of R$ 2.4993.

December 31, 2010	Risk	Scenario	Reference	Exchange	Additional
			Value	Rates	Results
			(In million of US$)		(In million of R$)

			1,178	1.6662
Foreign Exchange swaps	Fluctuation of US$	1		1.6736	9
		2		1.2497	(491)
		3		0.8331	(981)
		4		2.0828	491
		5		2.4993	981

			(1,151)	1.6662
Exchange position - BRL Functional currency	Fluctuation of US$	1		1.6736	(9)
(not including exchange derivatives above)		2		1.2497	479
		3		0.8331	958
		4		2.0828	(479)
		5		2.4993	(958)

			99	1.6662
Consolidated exchange position	Fluctuation of US$	1		1.6736	-
(including exchange derivatives above)		2		1.2497	(41)
		3		0.8331	(83)
		4		2.0828	41
		5		2.4993	83

For consolidated exchange transactions with Euro fluctuation risk, based on the foreign exchange rate on December 31, 2010, of R$ 2.2280 per €$ 1.00, adjustments were estimated for five scenarios: scenario 1: Probable scenario, rate of R$2.2188 per €$ 1.00; scenario 2: (25% of Real appreciation) rate of R$1.6710 per €$ 1.00; scenario 3: (50% of Real appreciation) rate of R$1.1140 per €$ 1.00; scenario 4: (25% of Real devaluation) rate of R$ 2.7850; scenario 5: (50% of Real devaluation) rate of R$ 3.3420.

December 31, 2010	Risk	Scenario	Reference	Exchange	Additional
			Value	Rates	Results
			(in million of EUR)		(in million of R$)

			90	2.2280
Foreign Exchange swaps	Fluctuation of EURO	1		2.2188	(1)
		2		1.6710	(50)
		3		1.1140	(100)
		4		2.7850	50
		5		3.3420	100

			6	2.2280
Exchange position - BRL Functional currency	Fluctuation of EURO	1		2.2188	(0)
(not including exchange derivatives above)		2		1.6710	(3)
		3		1.1140	(6)
		4		2.7850	3
		5		3.3420	6

			96	2.2280
Consolidated exchange position	Fluctuation of EURO	1		2.2188	(1)
(including exchange derivatives above)		2		1.6710	(53)
		3		1.1140	(106)
		4		2.7850	53
		5		3.3420	106

Sensitivity analysis of interest rate swaps

In millions of R$, except for nocional amount

	Nocional
					2010
	US$ million	Risk	Probable	25%	50%
Swaps of interest rate libor vs CDI	150	(Libor) US$	(2)	(27)	(32)

Sensitivity analysis of changes in interest rate

The Company considers  the effects of an increase or decrease of 5% in interest rates on its outstanding loans, financing and debentures as at December 31, 2010 in the consolidated financial statements.

In millions of R$

	Impact on Profit or Loss
	2010	2009
Variation on interest rates
TJLP	6	6
Libor	7	7
CDI	42	17

Share market price risk

        The Company is exposed to the risk of changes in the price of shares due to the investments made and classified as available-for-sale.

        The sensitivity analysis is based on the assumption of maintaining the market values of 31/12/2010 as probable scenario. Therefore, not impacting on the above-mentioned financial instruments classified as available for sale. The Company considered the scenarios presented below for volatility of shares.

Scenario 1: (25% of shares appreciation);

Scenario 2: (50% of of shares appreciation);

Scenario 3: (25% of shares devaluation);

Scenario 4: (50% of shares devaluation).

In millions of R$

		Impact on Equity
Companies	25%	50%	25%	50%
Usiminas	205	410	(205)	(410)
Riversdale Mining Limited	103	206	(103)	(206)
Planatlântica	3	5	(3)	(5)
	311	621	(311)	(621)

Item 12.  Description of Securities Other Than Equity Securities

American Depositary Shares

The JP Morgan Chase Bank, N.A. serves as the depositary for our ADSs.  ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time.  These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders.  For the year ended December 31, 2010, such reimbursements totaled US$520 thousand.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Audit Committee, principal executive and principal financial officers, and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.  Based on the assessment, management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated June 17, 2011, on the effectiveness of our internal control over financial reporting as of December 31, 2010, see “Item 18.  Financial Statements”.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

There was no amendment to or waiver from any provision of our Code of Ethics in 2010.  Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers.  A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C.  Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations.  For the fiscal years ended December 31, 2010 and 2009, KPMG Auditores Independentes acted as our independent auditors.

The following table describes the services rendered and the related fees.

	Year ending December 31,
	2010	2009
	(In thousands of R$)
Audit fees	2,649	4,496
Audit – related fees	774	195
Tax fees	89	145

Total	3,512	4,836

Audit fees

Audit fees in 2009 and 2010 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements.  In 2009, audit-related fees refer mainly to due diligence services and in 2010 refer mainly to comfort letters for offering of bonds.

Tax Fees

Fees billed in 2010 and 2009 for professional services rendered by our independent auditors are for tax compliance services.

Pre-approval Policies and Procedures

Our Board of Directors and Audit Committee  must approve before we engage independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.  We have established an Audit Committee, which is equivalent to a U.S. audit committee, provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance.  Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors.  They also reports on our auditing policies and our annual auditing plan prepared by our internal auditing team, Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three members elected by our Board of Directors for a one-year term of office.  The current members of our Audit Committee are  Fernando Perrone, Yoshiaki Nakano and Alexandre Gonçalves Silva.  All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE.  All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.  For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

Page

Reports of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2010 and 2009 and January 1, 2009	FS- 1
Statements of income for the years ended December 31, 2010 and 2009	FS- 3
Statements of cash flows for the years ended December 31, 2010 and 2009	FS- 4
Statements of changes in shareholders’ equity for the years ended December 31, 2010 and 2009	FS-5
Statements of comprehensive income for the years ended December 31, 2010 and 2009. Notes to consolidated financial statements	FS-6 FS-7

Item 19.  Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
2.1

Form of Amended and Restated Deposit Agreement dated as of November 1, 1997 as amended and restated as of November 13, 1997, among Companhia Siderúrgica Nacional, JP Morgan Chase Bank, N.A. (as successor to Morgan Guaranty Trust Company of New York), as successor depositary, and all holders from time to time of American Depositary Receipts issued thereunder (iorporated by reference from the Registration Statement on Form F-6 (333-7818) filed with the SEC).

Form of Amendment No. 1 to the Deposit Agreement (inorporated by reference from the Registration Statement on Form F-6EF (333-115078) filed with the SEC on April 30, 2004).

Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt (iorporated by reference from the Registration Statement on Form F-6POS Filed filed with the SEC on January 5, 2011)

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

12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Chief Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Chief Financial Officer.
15.1+	Management’s report dated June 17 , 2011, on the effectiveness of our internal control over financial reporting as of December 31, 2010.
15.2	Consent of Golder Associates S.A. (incorporated by reference from the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009).

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

June 17, 2011	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (“the Company”) as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP - Brazil
June 17, 2011

FS-R1

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Thousands of Brazilian reais

Assets

	Note	2010	2009	01/01/09
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	10,239,278	7,970,791	9,151,409
Trade accounts receivable	7	1,367,759	1,327,941	1,788,712
Inventories	8	3,355,786	2,605,373	3,621,249
Recoverable taxes		473,787	744,774	462,141
Prepaid expenses		12,997	15,814	27,945
Other current assets	9	344,081	170,780	2,893,049
Total current assets		15,793,688	12,835,473	17,944,505

NON-CURRENT ASSETS
Long-term receivables
Investment Securities		112,484
Trade accounts receivable		58,485	212,486	375,772
Deferred income taxes	10	1,592,941	1,957,058	1,596,905
Prepaid pension cost		115,755	105,921	125,011
Receivables from related parties	5	479,120	479,120	11,828
Other non-current assets	11	3,306,094	3,222,637	2,598,233
		5,664,879	5,977,222	4,707,749

Investments	12	2,103,624	321,902	1,512
Property, plant and equipment	14	13,776,567	11,133,347	10,071,834
Intangible assets	15	462,456	457,559	526,796
Total non-current assets		22,007,526	17,890,030	15,307,891

TOTAL ASSETS		37,801,214	30,725,503	33,252,396

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets
Thousands of Brazilian reais

Liabilities and shareholders’ equity

	Note	2010	2009	01/01/09
SHAREHOLDERS’ EQUITY AND LIABILITIES
CURRENT LIABILITIES
Payroll and related charges		164,799	134,190	117,994
Trade accounts payable		521,156	504,223	1,939,205
Taxes payable		275,991	336,804	333,811
Current portion of long-term debt	16	1,308,632	1,113,920	3,302,055
Other accounts payables	18	1,854,952	1,618,574	3,563,466
Provisions for tax, social security, labor and	21	222,461	189,517	161,144
civil risks
Other		107,964	100,838	76,688
Total current liabilities		4,455,955	3,998,066	9,494,363

NON-CURRENT LIABILITIES
Long-term debt and debentures	16	18,780,815	13,153,681	8,681,098
Other accounts payables	18	4,067,435	3,666,323	3,930,613
Deferred income taxes	10		30,040	2,181
Provisions for tax, social security, labor and	21	2,016,842	2,838,670	3,747,601
civil risks
Employee benefits	30	367,839	317,145	364,140
Other	22	289,640	132,068	85,649
Total non-current liabilities		25,522,571	20,137,927	16,811,282

Shareholders’ Equity	23
Common stock		1,680,947	1,680,947	1,680,947
Capital surplus		30	30	30
Earnings reserves		6,119,798	5,444,605	4,254,572
Retained earnings			(33,417)	1,011,804
Other comprehensive income		(168,015)	(585,715)	(602)
Total shareholders’ equity attributable to
owners of the Company		7,632,760	6,506,450	6,946,751

Noncontrolling interests		189,928	83,060

Total shareholders’ equity		7,822,688	6,589,510	6,946,751

TOTAL SHAREHOLDERS’ EQUITY AND
LIABILITIES		37,801,214	30,725,503	33,252,396

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2010	2009

NET OPERATING REVENUES	25	14,450,510	10,978,364
Cost of products sold		(7,686,742)	(7,022,119)

GROSS PROFIT		6,763,768	3,956,245

OPERATING EXPENSES		(1,765,422)	(395,013)
Selling		(677,962)	(635,784)
General and administrative		(536,857)	(480,072)
Equity in results of affiliated companies			13
Other expenses	26	(643,081)	(695,905)
Other income	26	92,478	1,416,735

Operating income		4,998,346	3,561,232
Finance income (expenses), net	27	(1,911,458)	(246,435)

Income before income taxes		3,086,888	3,314,797

Income tax benefit (expense)
Current	10	(313,371)	(581,735)
Deferred	10	(257,326)	(117,881)

Net income		2,516,191	2,615,181

Net income attributable to:
Compania Siderúrgica Nacional		2,516,376	2,618,934
Noncontrolling interests		(185)	(3,753)

Basic and diluted earnings per common share
Basic	29	1.72594	1.75478
Diluted	29	1.72594	1.75478

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flows
Thousands of razilian reais

	2010	2009
- Net income for the year	2,516,191	2,615,181
- Provision for charges on loans and financing	1,489,191	1,130,089
- Depreciation and amortization	806,169	780,152
- Gain (loss) on disposal of assets	5,827	70,494
- Deferred income tax expense (benefit)	257,326	117,881
- Provision for swap/forward transactions	126,492	(88,986)
- Gain/loss on change in percentage equity interest	-	(835,115)
- Allowance for doubtful accounts	(46,675)	1,527
- Provision for actuarial liabilities	2,393	(47,622)
- Accrual for contingencies	199,558	99,157
- Inflation adjustment and foreign exchange gains (losses), net	57,119	(2,024,573)
- Other	(72,705)	416,265
Cash flows from operating activities	5,340,886	2,234,450

- Trade accounts receivables	143,250	(51,082)
- Inventories	(794,331)	926,260
- Taxes for offset	247,366	(313,697)
- Trade accounts payables	11,964	(1,137,203)
- Payroll and related charges	(36,757)	15,257
- Taxes payable	(101,723)	263,734
- Taxes payable in installments - Refis	(414,473)	(103,775)
- Judicial deposits	(33,822)	(737,041)
- Contingent liabilities	16,868	(422,375)
- Interest paid	(1,190,423)	(992,280)
- Interest paid on swap transactions	(676,163)	(742,700)
- Other	(30,107)	287,433
Changes in assets and liabilities	(2,858,351)	(3,007,469)

Net cash provided by (used in) operating activities	2,482,535	(773,019)

- Receipts/payments on derivative transactions	395,346	248,966
- Net effects of equity swap	-	1,420,322
- Investments	(1,370,016)	(284,232)
- Property, plant and equipment	(3,635,911)	(1,996,759)
- Intangible assets	(25,216)	(5,628)
Net cash used in investing activities	(4,635,797)	(617,331)

- Loans and financing	8,789,548	7,671,696
- Financial institutions - principal	(2,706,982)	(2,783,313)
- Dividends and interest on shareholders' equity	(1,560,795)	(2,027,600)
- Capital contribution in subsidiaries by non-controlling shareholders	128,811	-
- Treasury shares	-	(1,350,307)
Net cash provided by financing activities	4,650,582	1,510,476

Effects of changes in exchange rates on cash and cash equivalents	(228,833)	(1,300,744)

Increase (decrease) in cash and cash equivalents	2,268,487	(1,180,618)
Cash and cash equivalents, beginning of year	7,970,791	9,151,409
Cash and cash equivalents, end of year	10,239,278	7,970,791

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
Thousands of Brazilian reais

					Profit reserves						Comprehensive Income

												Unrealized gain
										Cumulative	Gain (loss) on	(loss) on		Companhia
	Common	Capital	Legal	Retained				Treasury	Retained	translation	defined benefit	available-for-sale		Siderúrgica	Non-controlling
	Stock	reserve	reserve	earnings	Dividends	Reserve	Total	stock	earnings	adjustment	pension plan	securities	Total	Nacional	interests	Total equity
At December 31, 2008 - as reported	1.680.947	30	336.190	2.493.493	-	1.658.115	4.487.798	(719.042)	1.012.732	200.124			200.124	6.662.589		6.662.589

Impact of restatement of prior years									(176.185)					(176.185)		(176.185)
Balances at December 31, 2008	1.680.947	30	336.190	2.493.493	-	1.658.115	4.487.798	(719.042)	836.547	200.124	-	-	200.124	6.486.404	-	6.486.404

Unrealized gain/loss- Investment										(602)			(602)	(602)		(602)
IFRS adjustments					485.816		485.816		175.257	(200.124)			(200.124)	460.949		460.949

Opening balance at January 1, 2009	1.680.947	30	336.190	2.493.493	485.816	1.658.115	4.973.614	(719.042)	1.011.804	(602)	-	-	(602)	6.946.751	-	6.946.751
														-
Approval of proposed dividends					(485.816)		(485.816)						-	(485.816)		(485.816)
Profit for the year									2.618.934				-	2.618.934	(3.753)	2.615.181
Allocation of profit for the year													-	-		-
- Declared dividends (R$1,028.82 per thousand shares)									(321.365)				-	(321.365)		(321.365)
- Interest on capital (R$219.46 per thousand shares)									(319.965)				-	(319.965)		(319.965)
- Reserves				1.285.864		561.658	1.847.522		(1.847.522)				-	-		-
- Proposal to the General Meeting					1.178.635		1.178.635		(1.178.635)				-	-		-
Comprehensive income										(618.723)	(3.275)	36.885	(585.113)	(585.113)		(585.113)
Repurchase of treasury shares as per EGM 8/13/2009								(1.350.308)					-	(1.350.308)		(1.350.308)
Cancelation of treasury shares as per EGM 8/21 and 9/14/2009						(877.791)	(877.791)	877.791					-	-		-
Non-controlling interests													-	-	86.813	86.813
Other									3.332				-	3.332		3.332
Balances at December 31, 2009	1.680.947	30	336.190	3.779.357	1.178.635	1.341.982	6.636.164	(1.191.559)	(33.417)	(619.325)	(3.275)	36.885	(585.715)	6.506.450	83.060	6.589.510
														-		-
Approval of proposed dividends					(1.178.635)		(1.178.635)						-	(1.178.635)		(1.178.635)
Profit for the year									2.516.376				-	2.516.376	(185)	2.516.191
Allocation of profit for the year													-	-		-
- Declared dividends (R$186.76 per thousand shares)									(272.297)				-	(272.297)		(272.297)
- Interest on capital (R$244.72 per thousand shares)									(356.800)				-	(356.800)		(356.800)
- Dividends proposed to the General Meeting (R$842.06 per thousand shares)					1.227.703		1.227.703		(1.227.703)				-	-		-
Investment reserve						626.159	626.159		(626.159)				-	-		-
Cancelation of treasury shares						(621.417)	(621.417)	621.383					-	(34)		(34)
Comprehensive income										(69.270)	(28.603)	515.573	417.700	417.700		417.700
Non-controlling interests							-						-	-	107.053	107.053
Balances at December 31, 2010	1.680.947	30	336.190	3.779.357	1.227.703	1.346.724	6.689.974	(570.176)	-	(688.595)	(31.878)	552.458	(168.015)	7.632.760	189.928	7.822.688

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	2010	2009

Profit for the year	2,516,191	2,615,181

Other comprehensive income	417,700	(585,113)
Cumulative foreign currency translation adjustments and
exchange gain on investments in foreign operations, net of taxes	(69,270)	(618,723)
Pension plan, net of taxes	(28,603)	(3,275)
Available-for-sale financial assets, net of taxes	515,573	36,885

Comprehensive income for the year	2,933,891	2,030,068

Attributable to:
Company Siderúrgica Nacional	2,933,891	2,030,068
Non-controlling interests	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(expressed In thousands of reais – R$, except otherwise stated)

1. DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries and jointly-controlled subsidiaries collectively referred to herein as "CSN" or the “Company”).

CSN is a Company with shares listed on the São Paulo Stock Exchange (IBOVESPA) and New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into 5 (five) segments as follows:

• Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metallic packaging and galvanized steel, with operations in Brazil, the United States and Portugal aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliance, civil construction and automobile industries.

• Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines limestone and dolomite in branches in the State of Minas Gerais and tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds a concession to operate TECAR, a solid bulk maritime terminal, of the 4 (four) terminals that form the Port of Itaguaí, located in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

• Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which is already producing CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. At present the clinker used in manufacturing the cement is purchased from third parties, though it will begin to be produced by CSN Cimentos in 2011, with the conclusion of the first stage of the plant in Arcos (MG), where CSN further has a limestone quarry.

• Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Port of Itaguaí. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

• Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on strategic investments in the Company’s segments, see Notes 12, 13 and 28 – Business Segment Reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) Basis of presentation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These are the first financial statements presented by the Company in accordance with IFRS. The main differences between the accounting practices previously disclosed including the reconciliations of equity and profit for the year, are described in Note 4.2, 4.3 and 4.4.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful accounts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on June 16, 2011.

(b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2009 and 2010 include the following direct and indirect subsidiaries and jointly-controlled subsidiaries, as well as the exclusive funds Diplic and Mugen:

	Equity interest (%)
Companies	2010	2009	Main activities

Direct interest: full consolidation
CSN Islands VII	100.00	100.00	Financial transactions
CSN Islands VIII	100.00	100.00	Financial transactions
CSN Islands IX	100.00	100.00	Financial transactions
CSN Islands X	100.00	100.00	Financial transactions
CSN Islands XI	100.00	100.00	Financial transactions
CSN Islands XII	100.00	100.00	Financial transactions
Tangua	100.00	100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals (1)	100.00	100.00	Equity interests
CSN Export	100.00	100.00	Financial transactions, sale of products and equity interests
CSN Metals (2)	100.00	100.00	Equity interests and financial transactions
CSN Americas (3)	100.00	100.00	Equity interests and financial transactions
CSN Steel	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Galvasud - Merged on 1/29/2010		99.99	Steel-making
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional	99.99	99.99	Mining and equity interests
CSN Aços Longos - Merged on 1/28/2011	99.99	99.99	Manufacture and sale of steel and/or metallurgical products
Florestal Nacional (4)	99.99	99.99	Reforestation
Estanho de Rondônia - ERSA	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos	99.99	99.99	Manufacture of cement
Inal Nordeste - Merged on 05/30/2011	99.99	99.99	Service center for steel products
CSN Gestão de Recursos Financeiros	99.99	99.99	Dormant company
Congonhas Minérios	99.99	99.99	Mining and equity interests
CSN Energia	99.99	99.90	Sale of electric power
Transnordestina Logística	76.45	84.34	Railroad logistics
Special partnership - Extinguished on 11/30/2010		39.47	Equity interests

Indirect interest: full consolidation
CSN Aceros	100.00	100.00	Equity interests
CSN Cayman - Liquidated on 8/31/2010		100.00	Financial transactions, sale of products and equity interests
CSN IRON - Extinguished on 1/31/2010		100.00	Financial transactions and equity interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel-making
CSN Europe (5)	100.00	100.00	Financial transactions, sale of products and equity interests
CSN Ibéria	100.00	100.00	Financial transactions and equity interests
CSN Portugal (6)	100.00	100.00	Financial transactions and sale of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interests
Lusosider Aços Planos	99.94	99.94	Steel-making and equity interests
CSN Acquisitions	100.00	100.00	Financial transactions and equity interests
CSN Resources (7)	100.00	100.00	Financial transactions and equity interests
CSN Finance UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings UK Ltd	100.00	100.00	Financial transactions and equity interests
Energy I - Liquidated on 8/31/2010		99.99	Equity interests
Itamambuca Participações - Merged on 05/30/2011	99.99	99.99	Mining and equity interests
Special partnership - extinguished on 11/30/2010		60.53	Equity interests

Direct interest: proportional consolidation
Nacional Minérios (NAMISA)	59.99	59.99	Mining and equity interests
Itá Energética	48.75	48.75	Genaration of electric power
MRS Logística	22.93	22.93	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco	22.73	22.73	Dormant company

Indirect interest: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Equity interests and sale of products and ores
Namisa Europe	60.00	60.00	Equity interests and sale of products and ores
Pelotização Nacional - Merged on 12/30/2010		59.99	Mining and equity interests
MG Minérios - Merged on 12/30/2010		59.99	Mining and equity interests
MRS Logística	10.34	10.34	Railroad transportation
Aceros Del Orinoco	9.08	9.08	Dormant company

(1) New corporate name of CSN Energy, changed on December 15, 2010.
(2) New corporate name of CSN Overseas, changed on December 15, 2010.
(3) New corporate name of CSN Panamá, changed on December 15, 2010.
(4) New corporate name of Itaguaí Logística, changed on December 27, 2010.
(5) New corporate name of CSN Madeira, changed on January 8, 2010.
(6) New corporate name of Hickory, changed on January 8, 2010.
(7) New corporate name of CSN Cement, changed on June 18, 2010.

• Exclusive funds

	Equity interest in capital social (%)
Special purpose entities	2010	2009	Principal activities
Direct equity interest: full consolidation
DIPLIC - Fundo de investimento multimercado	100.00	100.00	Multimarket Investment fund
Mugen - Fundo de investimento multimercado	100.00	100.00	Multimarket investment fund

In preparing the consolidated financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries, jointly-controlled subsidiaries and affiliated companies are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries, jointly-controlled subsidiaries and affiliated companies is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

• Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

• Affiliated companies

Affiliated companies are all entities over which the Company has significant influence, but not control, generally accompanying a shareholding of 20% to 50% of the voting rights. Investments in its affiliated companies are accounted for under the equity method of accounting and are initially recognized at cost. The Company’s investment in affiliated companies includes goodwill identified on acquisition, plus the investor’s share of the profit or loss of the investee after the acquisition and other changes in the value of the net assets, less any accumulated impairment loss.

• Jointly-controlled subsidiaries

The financial statements of jointly-controlled subsidiaries are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly-controlled subsidiaries are proportionally consolidated.

(c) Foreign currencies

i. Functional currency and reporting currency

Items included in the financial statements of each one of CSN’s subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates ("the functional currency"). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency, and also the Group’s reporting currency.

ii. Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as at December 31, 2010 of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when they are recognized in shareholders’ equity as qualifying cash flow hedges and qualifying net investment hedges.

The balances of balance sheet accounts are translated at the exchange rate in effect at the end of the reporting period, with US$ 1.00 being equivalent to R$ 1.6662 as at December 31, 2010 (R$ 1.7412 as at December 31, 2009), Euro 1.00 being equivalent to R$ 2.2280 (R$ 2.5073 in 2009), and JPY 1.00 being equivalent to R$ 0.0205 (R$ 0.0188 in 2009).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities, such as investments in shares classified as measured at fair value through profit or loss, are recognized in profit or loss as part of the gain or loss on the fair value. Translation differences on non-monetary financial assets, such as investments in shares classified as available- for-sale, are included in comprehensive income in equity.

iii. Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

• Assets and liabilities of each balance sheet presented are translated at the closing rate at the balance sheet date.

• Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

• All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly investments redeemable within 90 (ninety) days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(e) Trade accounts receivable

Trade accounts receivable are recognized at the amounts billed, including the related taxes and ancillary expenses, and trade accounts receivable in foreign currency are inflation adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful accounts was recorded in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial situation, as well as the opinion of our legal counsel regarding the collection of these receivables for recording the allowance.

(f) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.

(g) Investments in affiliated companies and other investments

In the case of foreign exchange gains or losses on foreign investments that involve a functional currency different from the Company’s, the changes in the value of the investment that result exclusively from foreign exchange gains or losses are recognized under “Cumulative foreign currency translation adjustments” in the Company’s shareholders’ equity and are only recognized in profit or loss when the investment is sold or written off as a loss. Other investments are stated at cost or fair value. When necessary, the accounting policies of the subsidiaries and jointly-controlled subsidiaries are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 14, and depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of the property, plant and equipment have different useful lives, these components are recognized separately as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in “Other operating income/expenses”.

Costs for the development of new ore deposits or for the expansion of the capacity of mines already in operation are capitalized and amortized using the units produced (mined) method, based on the probable and proven quantities of ore. Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized.

(i) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated under the straight-line method based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

• Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of assets and liabilities of the acquired subsidiary. Goodwill on acquisitions of subsidiaries is included in “Intangible assets” in the consolidated financial statements.

Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is tested annually for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to Cash-Generating Units (CGUs) for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

• Computer software

Software licenses acquired are capitalized based on the costs incurred to buy the software and bring them to use. These costs are amortized under the straight-line method over the estimated economic useful lives.

(j) Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identified cash flows (CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(k) Employee benefits

(i). Employee Benefits Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature 12 (twelve) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. Any unrecognized costs of past services and the fair values of any plan assets are deducted. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon liquidation of the plan’s liabilities.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized under the straight-line method over the average period until the benefits become vested. When the benefits become immediately vested, the expense is immediately recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income.

ii. Profit sharing and bonuses

Employee profit sharing is linked to the achievement of operating and financial targets, substantially allocated to the production cost when applicable and to general and administrative expenses.

(l) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, when appropriate, the specific risks of the liability. The increase in the provision due to passage of time is recognized as finance costs.

(m) Concessions

The Company has government concessions and their payments are classified as operating leases.

(n) Share capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in equity attributable to owners of the Company.

(o) Operating revenue

The operating revenue from the sale of goods in the normal course of the Company’s business activities is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of incoterm of the contract.

(p) Finance income and expenses

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in the Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on loans, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(q) Income tax and social contribution

The current and deferred Income Tax and Social Contribution are calculated at the rates of 15% (plus a 10% surtax on taxable profit exceeding R$ 240 for income tax and 9% on taxable profit for social contribution on net profit, and consider the offset of income tax and social contribution tax loss carry forwards, limited to 30% of the taxable profit.

The income tax and social contribution expense comprises current and deferred taxes. The current tax and the deferred tax are recognized in profit or loss unless they are related to business combinations or items directly recognized in equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legal right to offset current tax liabilities and assets and they relate to income taxes assessed by the same taxing authority on the same entity subject to the taxation.

A deferred income tax and social contribution asset is recognized for tax losses, tax credits and deductible temporary differences that have not been utilized when it is probable that future profits subject to taxation will be available against which they will be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that realization thereof is no longer probable.

(r) Earnings per share

Basic earnings per share are calculated by means of the profit for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(s) Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(t) Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenditures on research and development of new products for the year ended December 31, 2010 amounted to R$ 4,314 (R$ 2,515 in 2009).

(u) Financial instruments

i) Classification

Financial assets are classified under the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

· Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

· Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables comprise loans to affiliated companies, trade accounts receivable, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

· Held-to-maturity financial assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

· Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

ii) Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities are recognized in profit or loss, while translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on the actual purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, references to other instruments that are substantially similar, analysis of discounted cash flows, and models for pricing options that make the greatest possible use of information generated by the market and contain the minimum possible amount of information generated by the management of the entity itself.

At the end of the reporting period the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security to a level below its cost is considered as an indication that the securities are impaired. If there is such evidence for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

• Offset of financial instruments

Financial assets and liabilities are set off and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amount and the intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

• Impairment of financial assets

Assets measured at amortized cost

The Company assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include the following:

· significant financial difficulty of the issuer or counterparty;

· breach of contract, such as a default or delinquency in interest or principal payments;

•  the Issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not consider;

•  it becoming probable that the borrower will enter bankruptcy or financial reorganization;

•  the disappearance of an active market for that financial asset due because of the financial difficulties; or

•  observable data indicating that there is a measurable decrease in the estimated future cash flows based on a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual assets in the portfolio, including:
- adverse changes in the payment status of the borrowers in the portfolio;
- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company can measure the impairment based on the fair value of an instrument using an observable market price.

If in a subsequent period the amount of the impairment loss decreases and the decrease can be objectively related to an event that occurred after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the impairment loss is recognized in the consolidated income statement.

Assets classified as available-for-sale

CSN assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Company uses the criteria mentioned above. In the case of equity instruments (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If there is any evidence of this type for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. If in a subsequent period the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event that occurred after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

iii) Derivative financial instruments and hedging activities

• Foreign exchange gain on foreign operations

Any gain or loss on the instrument related to the effective portion is recognized in capital. The gain or loss related to the ineffective portion is immediately recognized in the income statement under "Other gains (losses), net".

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposedof or sold.

•   Derivatives measured at fair value through profit or loss

Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "Other gains (losses), net". Although the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

(v) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 28).

(w) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs and expenses.

(x) New standards and interpretations that have not yet been adopted

Several IFRS standards, amendments to standards and interpretations issued by the IASB are not yet effective for the year ended December 31, 2010, as follows:

•	Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters;
•	Improvements to IFRS 2010;
•	IFRS 9 Financial Instruments;
•	Prepayment of a minimum fund requirement (Amendment to IFRIC 14); and
•	Amendments to IAS 32 Classification of rights issues.

The Company has not yet estimated the extent of the impact of these new standards on its financial statements.

3. RESTATEMENT OF THE 2008 AND 2009 FINANCIAL STATEMENTS

•    Restatement – Health Care Plan

Up to December 31, 2009, costs on the health care plan provided by the Company to former employees retired up to 1997 were recorded monthly as incurred, without any recognition of the constructive obligation resulting from probable future payments to be made.

Upon adoption of the IFRS and the detailed review of the policies and contracts that link some post-retirement payment to employees, a need to recognize the constructive obligation was identified. Therefore, the Company decided to make retrospective adjustments to the financial statements for 2008 and 2009 issued in accordance with USGAAP.

The balances of the accounts affected by the restatement as at January 1, 2009 are as follows:

	Published (US$ thousand)	Exchange rate	Published (R$ thousand)	Adjustments (R$ thousand)	Adjusted (R$ thousand)	Adjusted (US$ thousand)
Non-Current Assets
Deferred income tax and social contribution	335,919	2.3370	785,043	100,847	885,889	379,071
Non-Current Liabilities
Provision for pension fund - Post-employment benefits	60,343	2.3370	141,022	296,608	437,630	187,261
Equity	3,315,687	2.3370	7,748,761	(195,762)	7,552,999	3,231,921

The balances of the accounts affected by the restatement as at December 31, 2009 are as follows:

	Published (US$ thousand)	Exchange rate	Published (R$ thousand)	Adjustments (R$ thousand)	Adjusted (R$ thousand)	Adjusted (US$ thousand)
Non-Current Assets
Deferred income tax and social contribution	152,189	1.7412	264,991	107,829	372,820	214,117
Non-Current Liabilities
Provision for pension fund - Post-employment benefits	-	1.7412	-	317,145	317,145	182,142
Equity	4,263,762	1.7412	7,424,062	(209,316)	7,214,746	4,143,548
Income statement
Other income (expenses)	(46,854)	1.9935	(93,403)	(14,800)	(108,203)	(54,278)
Deferred income tax and social contribution	51,820	1.9935	103,303	5,032	108,335	54,344
Profit for the year	1,280,778	1.9935	2,553,231	(9,768)	2,543,463	1,275,878

In addition, the statements of comprehensive income, changes in equity, cash flows and value added, as well as Note 30 (Employee Benefits), Note 10 (Deferred Income Tax and Social Contribution) and Note 4.4 (Equity) have been adjusted to show the book balances and disclosures after the corrections mentioned in the paragraph and tables above.

4. TRANSITION TO IFRS

4.1. Application of the first-time adoption of IFRS

As disclosed in Note 2(a), the consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in conformity with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

The transition date is January 1, 2009. Management has prepared the opening balance sheets in accordance with IFRS at that date, pursuant to the accounting policies defined in Note 2.

In preparing these financial statements, the Company applied the relevant mandatory exceptions and certain optional exemptions in relation to full retrospective application.

In preparing its opening balance sheet under IFRS, as mentioned in Note 3, the Company adjusted the amounts previously presented in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are the accounting practices for the previously published consolidated financial statements in our annual report on Form 20-F.

4.2. Exemptions from some requirements of other IFRS

The Company elected to apply the following exemptions in relation to retrospective application of other IFRS, in accordance to IFRS 1:

(a) Exemption from requirements for employee benefits – Defined benefit plan

The Company elected to recognize all the past actuarial gains and losses up to the transition date against the retained earnings account. The application of this exemption is detailed in Note 30.

(b) Exemption from requirements for business combination in accordance with IFRS 3

The Company applied the exemption relating to the standard for business combinations described in IFRS 1 and, accordingly, elected not to remeasure and restate the business combinations that occurred prior to January 1, 2009, the transition date.

(c) Exemption from requirements for fair value as deemed cost of property, plant and equipment:

The Company elected not to measure its property, plant and equipment and intangible assets at fair value at the transition date, maintaining them at their historical costs of acquisition, adjusted by inflation indices through December 31, 1997, in conformity with standards IAS 21 and IAS 29. The application of this exemption is detailed in Note 14.

4.3. Explanation of the transition to IFRS

(a) Business combinations

Goodwill represents the excess of the cost of an acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired company. If there is any negative goodwill determined by the acquirer in the fair value of the assets, liabilities and contingent liabilities acquired in relation to the cost of acquisition, the Company should recognize it immediately in the income statement.

As previously mentioned, the Company elected not to remeasure the business acquisitions that occurred prior to January 1, 2009, according to the business combination exemption permitted by IFRS 1. Acquisitions subsequent to January 1, 2009 have been recognized in accordance with IFRS 3, “Business Combinations”.

(b) Deferred charges

With respect to the pre-operating expenses recorded prior to the transition date, the Company elected to recognize the net balance in retained earnings at the transition date.

Up to December 31, 2008, the Company adopted as accounting practice the capitalization of pre-operating expenditures in the group of deferred charges. Pre-operating expenditures that were not attributed to the cost of property, plant and equipment items or the formation of intangible assets were immediately expensed.

Part of the expenditures previously recorded as deferred charges related to pre-operating expenditures attributable to the cost of certain assets has been allocated to property, plant and equipment.

(c) Deferred taxes

The deferred income tax is recognized based on the estimated future effect of temporary differences and income tax and social contribution tax loss carryforwards. A deferred income tax liability is recognized for all temporary tax differences, while a deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are classified as long-term. Tax assets and liabilities are offset if the entity has a legally enforceable right to offset them and they are related to taxes levied by the same taxing authority. If the criterion for offset of current tax assets and liabilities is met, deferred tax assets and liabilities will also be offset. The income tax related to items recognized directly in equity in the current period or in a prior period is recognized directly in the same account.

(d)  Property, plant and equipment

i. Cost

•    Option for adoption of historical cost

The Company did not elect to use the deemed cost for measuring its property, plant and equipment, due to the fact that its property, plant and equipment as presented in accordance with previous accounting practices already met in a material manner the main requirements for recognition, measurement and presentation under IAS 16, based principally on the fact that: (i) the internal controls in the area of property, plant and equipment already included at the transition date (January 1, 2009) periodic reviews as to the best estimate of useful life and residual value of the main classes of its property, plant and equipment; (ii) the procedures in place for measurement of property, plant and equipment under previous accounting practices were reviewed and confirmed as to the compliance with the measurement requirements of IAS 16, including, but not limited to, regarding non-recording of foreign exchange gains (losses), non-indexation in periods in which Brazil’s economy was considered hyper-inflationary, etc; and (iii) the segmentation and classification of the main items of the property, plant and equipment subject to depreciation already took into consideration the impacts of differentiated depreciation of the main components of the property, plant and equipment.

Moreover, the Company’s Management believes that the accounting practice of measuring property, plant and equipment at historical cost less the best estimate of depreciation and the provision for impairment, when required, is an accounting practice that best reflects its property, plant and equipment.

•    Hyper-inflation during 1996 and 1997

The accounting for hyper-inflation, in accordance with previous BR GAAP, was applied in line with IAS 29 during the period in which Brazil was classified as a hyper-inflationary economy, for local purposes, through 1995. However, in accordance with IFRS, the Brazilian economy still met the definition of hyper-inflationary in 1996 and 1997. The effect of the recognition of these two additional years has been reflected in the transition adjustments.

•    Loans costs

Property, plant and equipment are stated at cost, including capitalized interest incurred during the construction of new facilities. Foreign exchange gains (losses) on loans denominated in foreign currency are capitalized to property, plant and equipment when they reflect an adjustment in the interest rate.

ii.  Depreciation

The basis for calculation of depreciation is the cost of the asset less the estimated residual value upon sale. While no specific depreciation method is recommended, the method chosen should be applied consistently for all significant components of assets and allocation of the depreciation should be on a systematic basis for each one of the accounting periods that best represents the realization of the economic benefits during the usable lives of assets.

A review of the estimated useful life was conducted, and the adjustments in the depreciation of assets recorded in property, plant and equipment were made on a prospective basis as from January 1, 2010. See further details in Note 14.

(e) Earnings per share

The calculation of basic and diluted earnings per share (EPS) is required for entities with shares, or potential shares, traded on a stock exchange.

Basic EPS are the amounts for profit or loss attributable to equity holders of the Parent Company in the period, divided by the weighted average number of shares outstanding.

Diluted EPS are calculated by adjusting the numerator used in calculating basic EPS and the average number of shares outstanding (denominator) for the effects all potential dilutive shares outstanding. CSN does not have any instruments that are potentially convertible into shares with a diluting effect in the reported periods and, therefore, diluted earnings per share are equal to basic earnings per share.

The data for the current period and prior periods for basic and diluted EPS are adjusted for those transactions that do not involve the conversion of potential shares that change the number of shares without a corresponding change in equity. Basic and diluted EPS also are adjusted for bonus issues and share splits or reverse share splits that occur after the end of the reporting period, but prior to the authorization for issue of the financial statements. The number of shares is adjusted as if the event had occurred at the beginning of the first reported period.

(f) Dividends and interest on shareholders’ equity

Dividends proposed or declared after the end of the reporting period, but prior to the authorization for issue of the financial statements, should not be recognized as liabilities, unless they meet the definition of liabilities at the end of the reporting period.

(g) Reclassifications

Under IFRS, the following reclassifications to the consolidated financial statements have also been made:

i. Reclassifications in the balance sheet between BR GAAP and IFRS:

• Judicial deposits are presented as an item of non-current assets and not net of the provisions for contingencies;
• Restricted accounts are classified as judicial deposits;
• Taxes recoverable and payable are presented at their net amounts;
• Deferred taxes are reclassified as non-current;
• Deferred tax assets and liabilities will be offset only when the entity has a legally enforceable right to do so and if they are related to taxes levied by the same taxing authority.

ii. Reclassifications in the income statement between BR GAAP and IFRS:

• Finance income (expenses) is presented after operating profit in finance income (expenses), net.

4.4. Reconciliation of the consolidated financial statements adjusted to IFRS with those previously disclosed

i. Balance Sheet as at January 1, 2009

					1/1/2009
	BRGAAP Published	BRGAAP Republished	IFRS		IFRS
			Reclassifications	Adjustments
ASSETS
Current assets	18,352,070	18,352,070	(432,746)	25,181	17,944,505
Cash and cash equivalents	9,151,409	9,151,409			9,151,409
Trade accounts receivable	1,086,557	1,086,557			1,086,557
Inventories	3,622,775	3,622,775		(1,526)	3,621,249
Income tax and social contribution for offset	128,055	128,055			128,055
Deferred income tax and social contribution	739,227	739,227	(739,227)
Proposed dividends receivable	42,890	42,890		26,707	69,597
Guarantee margin for financial instruments	2,570,050	2,570,050			2,570,050
Other current assets	1,011,107	1,011,107	306,481		1,317,588
Non-current Assets	13,145,369	13,236,131	2,113,702	(41,942)	15,307,891
Long-term receivables	2,490,802	2,581,564	2,113,702	12,483	4,707,749
Deferred income tax and social contribution	753,831	844,593	739,227	13,085	1,596,905
Recoverable taxes	302,831	302,831			302,831
Judicial deposits	740,341	740,341	1,366,910		2,107,251
Trade accounts receivable	376,374	376,374		(602)	375,772
Prepaid expenses	125,011	125,011			125,011
Other	192,414	192,414	7,565		199,979
Investments in affiliated companies and other investments	1,512	1,512			1,512
Property, plant and equipment	10,083,777	10,083,777	21,708	(33,651)	10,071,834
Intangible assets	526,796	526,796			526,796
Deferred charges	42,482	42,482	(21,708)	(20,774)
TOTAL ASSETS	31,497,439	31,588,201	1,680,956	(16,761)	3,252,396

SHAREHOLDERS EQUITY AND LIABILITIES
Current Liabilities	9,633,228	9,633,228	320,243	(459,108)	9,494,363
Trade accounts payable	1,939,205	1,939,205			1,939,205
Loans and financing	2,916,759	2,916,759	340,868		3,257,627
Debentures	44,428	44,428			44,428
Payroll and related charges	117,994	117,994			117,994
Taxes payable	333,811	333,811			333,811
Taxes payable in installments	249,930	249,930			249,930
Provision for pension fund	54,818	54,818	(54,818)
Dividends payable	1,790,642	1,790,642		(459,108)	1,331,534
Provisions for tax, social security, labor and civil risks	91,710	91,710	69,434		161,144
Equity swap financial instruments	1,596,394	1,596,394			1,596,394
Other	497,537	497,537	(35,241)		462,296
Non-current Liabilities	15,201,622	15,468,569	1,360,713	(18,000)	16,811,282
Loans and financing	8,040,773	8,040,773	7,565		8,048,338
Debentures	632,760	632,760			632,760
Provisions for tax, social security, labor and civil risks	2,450,126	2,450,126	1,297,475		3,747,601
Provision for environmental risks	71,425	71,425	14,224		85,649
Deferred income tax and social contribution			855	1,326	2,181
Taxes payable in installments	795,052	795,052			795,052
Amounts due to related parties	2,878,200	2,878,200			2,878,200
Employee benefits	62,750	329,697	54,818	(20,375)	364,140
Other	270,536	270,536	(14,224)	1,049	257,361
Shareholders Equity	6,662,589	6,486,404		460,347	6,946,751
Common stock	1,680,947	1,680,947			1,680,947
Capital reserve	30	30			30
Earnings reserve	3,682,865	3,682,865	85,891	485,816	4,254,572
Additional dividends proposed				485,816	485,816
Other	3,682,865	3,682,865	85,891		3,197,049
Retained earnings		(176,185)	1,212,855	(24,866)	1,011,804
Carrying value adjustment	1,298,747	1,298,747	(1,298,746)	(603)	(602)
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	31,497,439	31,588,201	1,680,956	(16,761)	33,252,396

ii. Reconciliation of shareholders equity BRGAAP x IFRS as at January 1, 2009

	Note	1/1/2009
Shareholders equity in accordance with BRGAAP		6,486,404
IFRS adjustments:
Deferred charges	4.3 b	(44,113)
Capitalized exchange gains (losses)	4.3 d	(194,368)
Inflation adjustment for hyperinflationary period	4.3 d	180,635
Depreciation	4.3 d	637
Excess dividends (mandatory minimum)	4.3 f	485,816
Pension plan - Private	4.2 a	50,035
Pension plan - Health care plan	4.2 a	(29,661)
Deferred income tax and social contribution on IFRS adjustments	4.3 c	11,759
Other adjustments, net		(393)
Shareholders equity in accordance with IFRS		6,946,751

iii. Balance Sheet as at December 31, 2009

					12/31/2009
	BRGAAP Published	BRGAAP Republished	IFRS		IFRS
			Reclassifications	Adjustments
ASSETS
Current Assets	13,568,594	13,568,594	(749,273)	16,152	12,835,473
Cash and cash equivalents	7,970,791	7,970,791			7,970,791
Trade accounts receivable	1,186,315	1,186,315			1,186,315
Inventories	2,588,946	2,588,946	(35)	16,462	2,605,373
Income tax and social contribution for offset	398,172	398,172			398,172
Deferred income tax and social contribution	749,272	749,272	(749,272)
Other current assets	675,098	675,098	34	(310)	674,822
Non-current Assets	15,598,630	15,695,676	2,241,576	(47,222)	17,890,030
Long-term receivables	3,640,162	3,737,208	2,241,573	(1,559)	5,977,222
Deferred income tax and social contribution	1,112,299	1,209,345	749,272	(1,559)	1,957,058
Recoverable taxes	236,852	236,852			236,852
Judicial deposits	1,214,670	1,214,670	1,492,301		2,706,971
Trade accounts receivable	212,486	212,486			212,486
Receivables from subsidiaries	479,120	479,120			479,120
Prepaid expenses	105,921	105,921			105,921
Other	278,814	278,814			278,814
Investments in affiliated companies and other investments	321,889	321,889		13	321,902
Property, plant and equipment	11,145,530	11,145,530	17,846	(30,029)	11,133,347
Intangible assets	457,580	457,580		(21)	457,559
Deferred charges	33,469	33,469	(17,843)	(15,626)
TOTAL ASSETS	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503

SHAREHOLDERS EQUITY AND LIABILITIES
Current Liabilities	5,128,196	5,128,196	48,897	(1,179,027)	3,998,066
Trade accounts payable	504,223	504,223			504,223
Loans and financing	1,160,407	1,160,407	(77,146)		1,083,261
Debentures	30,659	30,659			30,659
Amounts due to related parties	80,062	80,062			80,062
Payroll and related charges	134,190	134,190			134,190
Taxes payable	336,804	336,804			336,804
Taxes payable in installments	582,190	582,190			582,190
Provision for pension fund	57,158	57,158	(57,158)
Dividends payable	1,562,085	1,562,085		(1,179,006)	383,079
Provisions for tax, social security, labor and civil risks	83,462	83,462	106,055		189,517
Other	596,956	596,956	77,146	(21)	674,081
Non-current Liabilities	18,445,535	18,730,965	1,443,406	(36,444)	20,137,927
Loans and financing	12,547,840	12,547,840	(18,729)		12,529,111
Debentures	624,570	624,570			624,570
Provisions for tax, social security, labor and civil risks	1,452,422	1,452,422	1,386,248		2,838,670
Provision for environmental risks	116,544	116,544	15,524		132,068
Deferred income tax and social contribution	28,325	28,325		1,715	30,040
Taxes payable in installments	437,231	437,231			437,231
Amounts due to related parties	2,980,772	2,980,772			2,980,772
Employee benfits	12,788	298,218	57,158	(38,231)	317,145
Other	245,043	245,043	3,205	72	248,320
Shareholders Equity attributed to CSN	5,510,433	5,322,049		1,184,401	6,506,450
Share capital	1,680,947	1,680,947			1,680,947
Capital reserve	30	30			30
Earnings reserve	4,211,770	4,211,770	54,200	1,178,635	5,444,605
Additional dividends proposed	-	-		1,178,635	1,178,635
Other	4,211,770	4,211,770	54,200		4,265,970
Retained earnings		(188,384)	150,604	4,363	(33,417)
Carrying value adjustment	(382,314)	(382,314)	(204,804)	1,403	(585,715)
Non-controlling interests	83,060	83,060			83,060
Shareholders equity	5,593,493	5,405,109		1,184,401	6,589,510

TOTALSHAREHOLDERS EQUITY AND LIABILITIES	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503

iv. Reconciliation of equity BRGAAP x IFRS as at December 31, 2009

	Note	12/31/2009
Shareholders equity in accordance with BRGAAP		5,405,109
IFRS adjustments:
Deferred charges	4.3 b	(37,163)
Capitalized exchange gains (losses)	4.3 d	(173,145)
Inflation adjustment for hyperinflationary period	4.3 d	164,323
Depreciation	4.3 d	637
Excess dividends (mandatory minimum)	4.3 f	1,178,635
Pension plan		69,947
Pension plan - Health care plan		(31,714)
Deferred income tax and social contribution on IFRS adjustments	4.3 c	(3,277)
Other adjustments, net		16,158
Shareholders equity in accordance with IFRS		6,589,510

v. Income statement for the year ended December 31, 2009

				12/31/2009

	BRGAAP Published	BRGAAP Republished	IFRS adjustments	IFRS
Net operating revenues	10,978,364	10,978,364		10,978,364
Cost of Products sold	(7,045,504)	(7,045,504)	23,385	(7,022,119)
Depreciation, depletion and amortization	(751,266)	(751,266)	4,102	(747,164)
Other	(6,294,238)	(6,294,238)	19,283	(6,274,955)
GROSS PROFIT	3,932,860	3,932,860	23,385	3,956,245
Operating Expenses/Income	(400,455)	(412,480)	17,467	(395,013)
Selling	(635,784)	(635,784)		(635,784)
Depreciation and amortization	(6,250)	(6,250)		(6,250)
Other	(629,534)	(629,534)		(629,534)
General and administrative	(483,067)	(483,067)	2,995	(480,072)
Depreciation and amortization	(29,733)	(29,733)	2,995	(26,738)
Other	(453,334)	(453,334)		(453,334)
Other operating income	1,416,756	1,416,756	(21)	1,416,735
Other operating expenses	(698,360)	(710,385)	14,480	(695,905)
Equity in results of affiliated companies	-	-	13	13
OPERATING INCOME	3,532,405	3,520,380	40,852	3,561,232
Finance income (expenses)	(246,435)	(246,435)		(246,435)
Finance income	586,025	586,025		586,025
Finance expenses	(832,460)	(832,460)		(832,460)
Inflation adjustment and foreign exchange gains (losses), net	1,060,055	1,060,055		1,060,055
Finance costs	(1,892,515)	(1,892,515)		(1,892,515)
INCOME BEFORE INCOME TAXES	3,285,970	3,273,945	40,852	3,314,797
Current income tax and social contribution	(581,735)	(581,735)		(581,735)
Deferred income tax and social contribution	(109,323)	(103,993)	(13,888)	(117,881)
Deferred income tax	(83,497)	(79,578)	(10,211)	(89,789)
Deferred social contribution	(25,826)	(24,415)	(3,677)	(28,092)
Net income attributable to:	2,594,912	2,588,217	26,964	2,615,181

Companhia Siderúrgica Nacional	2,598,665	2,591,970		2,618,934
Noncontrolling interests	(3,753)	(3,753)		(3,753)

vi. Reconciliation of profit BRGAAP x IFRS for the year ended December 31, 2009

	Note	2009
Net income in accordance with BR GAAP		2,588,217
IFRS adjustments:
Deferred assets	4.3 b	7,519
Capitalized exchange gains (losses)	4.3 d	23,545
Inflation adjustment for hyperinflationary period	4.3 d	(16,312)
Pension plan	4.2 a	14,481
Deferred income tax and social contribution on IFRS adjustments	4.3 c	(13,887)
Other adjustments, net		11,618
Net income in accordance with IFRS		2,615,181

vii. Reconciliation of cash flows BRGAAP x IFRS for the year ended December 31, 2009

				2009
	BRGAAP Published	BRGAAP Republished	IFRS adjustments	IFRS
Cash flows from operating activities:
Profit for the year	2,594,912	2,588,217	26,964	2,615,181
Adjustments to profit for the year
to cash provided by operating activities:
- Inflation adjustment and exhcange gains (losses), net	(2,024,573)	(2,024,573)		(2,024,573)
- Provision for charges on borrowings and financing	1,130,089	1,130,089		1,130,089
- Depreciation/depletion/amortization	787,249	787,249	(7,097)	780,152
- Gain (loss) on disposal of assets	70,494	70,494		70,494
- Gains (losses) on change in percentage equity interest	(835,115)	(835,115)		(835,115)
- Deferred income tax and social contribution	109,324	103,994	13,887	117,881
- Provision for losses on trade receivables	1,527	1,527		1,527
- Provision for actuarial liabilities - CBS	(47,622)	(47,622)		(47,622)
- Provision for swap transactions	(88,986)	(88,986)		(88,986)
- Provision for contingencies	99,157	99,157		99,157
- Other provisions	437,994	450,019	(33,754)	416,265
	2,234,450	2,234,450		2,234,450
- Trade accounts receivable	(51,082)	(51,082)		(51,082)
- Inventories	926,260	926,260		926,260
- Taxes for offset	(313,697)	(313,697)		(313,697)
- Taxes payable	263,734	263,734		263,734
- Taxes payable in installments - Refis program	(103,775)	(103,775)		(103,775)
- Trade accounts payable	(1,137,203)	(1,137,203)		(1,137,203)
- Payroll and payroll taxes	15,257	15,257		15,257
- Contingent liabilities	(422,375)	(422,375)		(422,375)
- Judicial deposits	(737,041)	(737,041)		(737,041)
- Interest paid	(992,280)	(992,280)		(992,280)
- Interest paid on swap transactions	(742,700)	(742,700)		(742,700)
- Other	287,433	287,433		287,433
Changes in assets and liabilities	(3,007,469)	(3,007,469)		(3,007,469)
Net cash provided by operating activities	(773,019)	(773,019)		(773,019)

- Net effects of equity swap	1,420,322	1,420,322		1,420,322
- Swap transactions carried out	248,966	248,966		248,966
- Investments	(284,232)	(284,232)		(284,232)
- Property, plant and equipment	(1,996,759)	(1,996,759)		(1,996,759)
- Intangible assets	(5,628)	(5,628)		(5,628)
Net cash used in investing activities	(617,331)	(617,331)		(617,331)

- Loans and financing	7,671,696	7,671,696		7,671,696
- Interest on shareholders’ equity	(2,027,600)	(2,027,600)		(2,027,600)
- Treasury shares	(1,350,307)	(1,350,307)		(1,350,307)
- Financial institutions - principal	(2,783,313)	(2,783,313)		(2,783,313)
Net cash used in financing activities	1,510,476	1,510,476		1,510,476

Exchange gains (losses) on cash and cash equivalents	(1,300,744)	(1,300,744)		(1,300,744)

Increase (decrease) in cash and cash equivalents	(1,180,618)	(1,180,618)		(1,180,618)
Cash and cash equivalents at beginning of year	9,151,409	9,151,409		9,151,409
Cash and cash equivalents at end of year	7,970,791	7,970,791		7,970,791

4.5. Additional reconciliation between US GAAP and IFRS

Reconciliations between the U.S. GAAP and IFRS figures presented in the consolidated financial statements as of December 31, 2009 and as of January 1, 2009.

I. Summary of main differences between U.S. GAAP and IFRS.

a) Exchange variation on foreign operations

Under U.S. GAAP and IFRS, part of the net investment in a foreign operation must be long-term in nature. The parties to the transaction can include not only the parent and / or any subsidiaries of the group, but also equity-method investees (affiliated companies). Loan payable to a subsidiary that the parent does not intend to repay is similar to a capital distribution, which reduces the parent’s net investment in the subsidiary. Therefore, we have compared the amount payable to subsidiaries with the net equity of these entities. Unlike IFRS, under US GAAP, the excess of such balances did not meet the definition of net investment and, consequently, the corresponding foreign exchange effect of this piece of the payable has to be recognized in the statement of income.

b) Pension plan

US GAAP, in accordance with “SFAS 158”, included in ASC Subtopic 715-20, Compensation - Retirement Benefits - Defined Benefit Plans -General, requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit employee pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. “SFAS 158” (ASC Subtopic 715-20) also requires an entity to recognize changes in the funded status of a defined benefit employee pension or postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

According to IFRS the asset resulting from the actuarial valuation was not recorded by the Company since there is no clear evidence of its realization, in accordance with IAS 19 – Employee benefits.

c) Business combination (Goodwill)

According to US GAAP, goodwill represents the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, goodwill is the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets.

The Company applied the exemption relating to the standard for business combinations described in IFRS 1 and, accordingly, elected not to remeasure and restate the business combinations that occurred prior to January 1, 2009, the transition date. Accordingly, the goodwill for IFRS purposes corresponds to the amount recorded in BR GAAP and amortized until December 31, 2008.

d) US GAAP differences in equity method investees

According to U.S. GAAP, the Company used the equity method of accounting for all long-term investments for which it owns at least 20% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. Investments in which the Company has a majority interest, but, through shareholders’ agreements, does not have effective management control are also accounted for under the equity method. Under IFRS, the Company uses proportionate consolidation for jointly controlled entities, thereby resulting in non-controlling results, using the gross method. The difference between previous accounting practice and IFRS in investees refers mainly to business combination adjustments.

e) Minimum dividends liability

According to US GAAP and IFRS, dividends proposed or declared after the end of the reporting period, but prior to the authorization for issue of the financial statements, should not be recognized as liabilities, unless they meet the definition of liabilities at the end of the reporting period.

The Brazilian Securities and Exchange Commission (CVM) Resolution 624, issued in January 2010, determined that the exchange rate variations of monetary items characterized as net investment in a foreign operation should be recognized within equity in the parent company financial statements, with application on December 31, 2009 and retrospectively to the year 2008. Previously, those effects were required to be recognized only in the consolidated financial statements resulting in a difference between net income at the consolidated financial statements and the net income for statutory purposes (the latter is the basis for the determination of minimum dividends). Therefore, due to the change in Company’s statutory net income of 2008, in the IFRS financial statements there was a reclassification of the additional minimum dividends which were recognized as a liability in the opening balance, without changing the total dividends distributed for that year.

f) Deferred taxes

The tax effect of the adjustments included in the reconciliation of net income and shareholders’ equity from IFRS to US GAAP is calculated by applying the applicable tax rate to the pretax adjustments where such adjustments have a tax effect. The applicable tax rate is the tax rate expected to apply at the time the temporary difference will reverse based on the specific tax jurisdiction in which the reversal will occur.

II. Reconciliation of net income under IFRS x U.S. GAAP for the year ended December 31, 2009.

		12/31/2009
Net income in accordance with IFRS		2,615,181

Exchange variation on foreign operations	4.5.a	(137,046)
Business combination (Goodwill)	4.5 c	23,137
US GAAP differences in equity method investees	4.5.d	37, 669
Deferred taxes	4.5 f	(12,807)
Other		17,329
Net income in accordance with U.S. GAAP (Restated - note 3)		2,543,463
Post-employment health benefits adjustments	Note 3	9,768
Net income in accordance with U.S. GAAP		2,553,231

III. Reconciliation of shareholders’ equity under IFRS x U.S. GAAP as of January 1, 2009 and December 31, 2009.

		12/31/2009	01/01/2009
Shareholders’ equity in accordance with IFRS		6,589,510	6,946,751

Dividends	4.5 e	-	324,233
Pension plan	4.5 b	516,746	(128,306)
Business combination (Goodwill)	4.5 c	179,645	156,508
US GAAP differences in equity method investees	4.5 d	158,269	230,359
Deferred taxes	4.5 f	(229,505)	46,923
Other		81	(23,469)
Shareholders’ equity in accordance with U.S. GAAP (Restated - note 3)		7,214,746	7,552,999
Post-employment health benefits adjustments	Note 3	209,316	195,762
Shareholders’ equity in accordance with U.S. GAAP		7,424,062	7,748,761

5. TRANSACTIONS WITH RELATED PARTIES

a) Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies. It is the Company’s principal shareholder, holding 47.86% of the voting shares.

CSN distributed dividends and paid interest on shareholders’ equity to Vicunha Siderurgia in the amount indicated in the following table, according to the percentage equity interest held by Vicunha Siderurgia in CSN, at the end of the reporting period.

Company	Mandatory minimum dividend	Proposed interest on shareholders’ equity	Dividends paid	Interest on shareholders’ equity paid	Additional dividends proposed

Total in 2010	130,701	170,813	717,834	33,499	587,524
Total in 2009	153,805	153,121	689,747	243,060	564,095

The ownership structure of Vicunha Siderurgia is as follows (unaudited information):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.

CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.

National Steel – holds 33.04% of Vicunha Aços

Vicunha Steel – holds 66.96% of Vicunha Aços

Vicunha Aços – holds 99.99% of Vicunha Siderurgia

b) Transactions with jointly-controlled subsidiaries

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows:

• Assets

Companies	Trade receivables	Intercompany loans (*)	Total
Nacional Minérios	18,597	496,438	515,035
MRS Logística	518		518
Total in 2010	19,115	496,438	515,553
Total in 2009	10,989	492,689	503,678

(*) Intercompany loan in the amount of R$ 1,197,800 (loan non-consolidated corresponds to R$479,120), beginning January 28, 2009 and bearing interest in the amount of R$ 43,295 as at December 31, 2010. Interest is levied on the nominal amount of this agreement, corresponding to 101% of the CDI Cetip rate, with due date on January 31, 2012.

• Liabilities

	Liabilities
Companies	Advances from customers	Intercompany loans / Current accounts	Other	Total
Nacional Minérios	3,169,817	7,369		3,177,186
MRS Logística			36,846	36.846
Itá Energética			6,726	6,726
Total in 2010	3,169,817	7,369	43,572	3,220,758
Total in 2009	3,055,463	5,364	55,766	3,116,593

Nacional Minérios: The customer advance received from the jointly-controlled subsidiary Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in June 2042. The amount falling due in 2011 corresponds to R$ 325,099.

MRS Logística: In other payables we have recorded the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

Itá Energética: These liabilities refer to the supply of electric power, which is billed under normal terms applicable to the Brazilian energy market, regulated by the Electric Power Trading Chamber.

• Results

Companies	Income			Expenses
	Sales	Interest, inflation adjustment and exchange gains (losses)	Total	Purchases	Interest, inflation adjustment and exchange gains (losses)	Total
Nacional Minérios	277,751	45,997	323,728	9,515	373,606	383,121
MRS Logística				248,039		248,039
Itá Energética				79,067		79,067
Total in 2010	277,751	45,977	323,728	336,621	373,606	710,227
Total in 2009	203,553	42,163	245,716	600,851	359,340	960,191

The main transactions carried out by the Company with its jointly-controlled subsidiaries are sales and purchases of products and services, which include the supply of iron ore, provision of port services and railroad transportation, as well as the supply of electric power for CSN’s operations.

c) Other related parties

• CBS Previdência

The Company is the principal sponsor of this not-for-profit entity established in July 1960. Its principal objective is paying benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in Note 30.

• Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

• Banco Fibra

Banco Fibra is under the same ownership structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

• CBL – Companhia Brasileira de Latas

CBL – Companhia Brasileira de Latas is a company engaged in the manufacture of steel metallic packaging for the food and chemical industries, supplying to the main companies in the market. CSN has shares in this company because it is a holder of CBL debentures, representing an equity interest of 0.0053%.

As at December 31, 2010 the Company has long-term receivables of R$ 239,039 (R$ 239,039 in 2009) and debentures of R$ 212,870 (R$ 212,870 in 2009), which are duly covered by a provision for losses.

The balances of the transactions between the Company and these entities are as follows:

Assets and Liabilities

	Assets				Liabilities
Companies	Banks/Marketable securities	Receivables	Current account	Total	Actuarial liabilities	Payables	Total
CBS Previdência					367,839		367,839
Fundação CSN			1,199	1,199		37	37
Banco Fibra	94			94
Usiminas		12,455		12,455		16,096	16,096
Panatlântica		12,227		12,227
Total in 2010	94	24,682	1,199	25,975	367,839	16,133	383,972
Total in 2009	37		906	943	317,145	90	317,235

Results

	Income			Expenses / Cost
Companies	Sales / Interest income	Other income	Total	Pension fund expenses	Purchases / Other expenses	Total
CBS Previdência		90	90	86,199		86,199
Fundação CSN					2,385	2,385
Banco Fibra	680		680
CBL	84,350		84,350		37,672	37,672
Usiminas	103,486		103,486		18,594	18,594
Panatlântica	224,795		224,795
Total in 2010	413,311	90	413,401	86,199	58,651	144,850
Total in 2009	97,487	190	97,677	77,515	1,305	78,820

e) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the statutory Executive Officers. The following is information on the compensation of such personnel and the related balances as at December 31, 2010.

	2010	2009
	Results	Results
Short-term benefits for employees and officers	17,881	21,926
Post-employment benefits	81	75
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	17,962	22,001

n/a – not applicable

f) Policy of investments and payment of interest on shareholders’ equity and distribution of dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a policy of distributing earnings which, after the provisions contained in 6404/76, as amended by Law 9457/97) are complied with, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

6. CASH AND CASH EQUIVALENTS

	2010	2009
Current Assets
Cash and cash equivalents
Cash and banks	156,580	142,045

Marketable securities
In Brazil:
Government bonds	477,529	3,339,972
Fixed-income investments and debentures	2,134,364	1,304,713
	2,611,893	4,644,685
Abroad:
Time deposits	7,470,805	3,184,061
Total marketable securities	10,082,698	7,828,746

Cash and cash equivalents	10,239,278	7,970,791

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, with repurchase agreements backed by Brazilian government bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

Fixed Income: Investments of R$ 2,079,549, backed by Certificates of Bank Deposit (CDBs), with yield based on the variation in the Certificate of Interbank Deposit (CDI) rate.

Debentures: Investments in debentures made by the jointly-controlled subsidiary MRS in the amount of R$ 54,815, with yield based on the variation in the CDI rate, in securities issued by the following banks: Santander, Votorantim, Safra, Itaú BBA and Bradesco.

7. TRADE ACCOUNTS RECEIVABLE

	2010	2009
Trade accounts receivable
Third parties
Domestic market	846,507	977,239
Foreign market	530,356	359,355
Doubtful debt allowance	(117,402)	(164,077)
	1,259,461	1,172,517
Related parties (Note 5)		13,798
	1,259,461	1,186,315

Other receivables
Loans to jointly-controlled subsidiaries	17,318	13,569
Other receivables	90,980	128,057
	108,298	141,626
	1,367,759	1,327,941

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with the internal commercial policy of the CSN Group and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where the CSN Group assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, the CSN Group settles the trade accounts receivable and becomes entirely free of the credit risk on the transactions.

These transactions total R$ 247,680 as at December 31, 2010 (R$ 235,204 in 2009), less the trade accounts receivable.

The changes in the provision for losses on the Company’s trade accounts receivable are as follows:

	2010	2009
Opening balance	(164,077)	(162,550)
Allowance for losses on trade accounts receivable	(7,439)	(68,524)
Receivables recovered	54,114	66,997
	(117,402)	(164,077)

8. INVENTORIES

	2010	2009
Finished products	1,016,594	600,955
Work in process	588,723	510,006
Raw materials	656,286	581,393
Supplies	864,205	711,855
Iron ore	313,716	249,978
Provision for losses	(83,738)	(48,814)
	3,355,786	2,605,373

Provisions have been recognized for certain items considered as obsolete or slow-moving inventories.

As at December 31, 2010, the Company has long-term iron ore inventories in the amount of R$ 130,341, classified in other non-current assets.

9. OTHER CURRENT ASSETS

The group of other current assets are comprised as follows:

	2010	2009
Prepaid taxes	89,596	54,831
Guarantee margin on financial instruments (Note 17)	254,485	115,949
	344,081	170,780

10. INCOME TAXES

(a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	2010	2009
Income tax and social contribution expense (income)
Current	313,371	581,735
Deferred	257,326	117,881
	570,697	699,616

Reconciliation of Consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	2010	2009
Profit before income tax and social contribution	3,086,888	3,314,797
Tax rate	34%	34%
Income tax and social contribution at combined tax rate	(1,049,542)	(1,127,031)
Adjustments to reflect effective rate:
Benefit of interest on shareholders’ equity	121,312	108,788
Equity in results of affiliated companies/ Profits (losses) of subsidiaries with different rates or not subject to taxation	216,529	169,314
Tax incentives	33,824	11,732
Adjustments resulting from installment payments under Law 11941 and MP 470 (Note 20)	106,216	252,838
Other permanent exclusions (additions) (*)	964	(115,257)
Income tax and social contribution on profit (loss) for the year	(570,697)	(699,616)
Effective rate	18%	21%

(*) In 2009 this refers mainly to income tax on tax loss of subsidiary Prada.

(b) Deferred income tax and social contribution:

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts.

	2010	2009	01/01/09
Deferred income tax and social contribution
Income tax loss carry forwards	4,944	162,123	307,545
Social contribution tax loss carryforwards	1,871	56,661	110,763
Temporary differences	1,586,126	1,708,234	1,176,416
- Provision for contingencies	298,708	279,184	556,725
- Provision for impairment of assets	40,345	46,984	39,519
- Provision for inventory losses	26,011	17,969	6,899
- Provision for gains/losses on financial instruments	183,169	160,239	78,821
- Provision for interest on shareholders’ equity	121,351	20,706	91,276
- Provision for long-term sales	1,221	6,806	2,383
- Provision for consumption and services	43,828	33,929	26,074
- Allowance for losses on trade accounts receivable	146,865	102,482	59,950
- Provision for payments of private pension plans	7,012	4,358	21,336
- IFRS adjustments	57,813	103,532	102,757
- Goodwill on merger	599,730	791,184	61,563
- Other temporary diffeences	60,073	140,861	129,113
	1,592,941	1,927,018	1,594,724
Non-Current Assets	1,592,941	1,957,058	1,596,905
Non-Current Liabilities		(30,040)	(2,181)

Some companies of the Group recognized tax credits on income tax and social contribution tax loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain subsidiaries of CSN have tax assets in the amounts of R$ 265,532 and R$ 69,910, related to income tax and social contribution tax loss carryforwards, for which no deferred taxes were set up. Out of these totals, R$ 14,800 expire in 2011, R$ 50 in 2012, R$ 8,902 in 2013, R$ 623 in 2014, R$ 25,594 in 2015, and R$ 42,265 in 2025. The remaining tax assets refer to Brazilian companies and, therefore, they can be carried forward indefinitely.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to December 2010 a total amount of R$ 394,360 had been realized (R$ 115,988 in 2009), leaving a remaining amount of R$ 997,498, which will be realized through 2014. From 2011 to 2013, the amount realized each year will be R$ 278,372 and, in the final year of 2014, the benefit will be R$ 162,382.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinetly invested in tin their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$ 2,434,537 as of December 31, 2010. If circumstances change and the tax authorities position on the application of tax treaties prevails in Courts, these undistributed earnings may generate a tax liability in lieu in the amount of R$ 1,083,367.

(c) Income tax recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

	2010	2009
Income tax and social contribution (losses)/gains
Actuarial gains and losses	125,065	76,069
Financial instruments (available-for-sale)	75,522	-
Exchange variation on foreign operations	433,297	425,510

(d) Tax incentives

The company enjoys Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, Funds for the Rights of Children and Adolescents, and Incentives for Sporting and Para-sporting Activities. As at December 31, 2010, these tax incentives involved a total amount of R$ 8,160 (R$ 11,732 in 2009).

(e) Transition Tax System

The Transition Tax System (RTT), which was regulated by Law 11941/09, will remain in effect until a law takes effect to govern the tax effects of the new accounting standards, with a view to tax neutrality.

The system was optional in calendar years 2008 and 2009, respecting: (i) the application for the two-year period of 2008-2009, not one single calendar year; and (ii) the option in the Corporate Income Tax Return (DIPJ), and is now mandatory as from calendar year 2010.

CSN elected to adopt the RTT in 2008. Accordingly, for purposes of calculating income tax and social contribution for the years ended 2009 and 2008, the prerogatives defined in the RTT were used.

11. OTHER NON-CURRENT ASSETS

The group of other non-current assets classified in long-term receivables is as follows:

	2010	2009
Judicial deposits (Note 21)	2,774,706	2,706,971
Recoverable taxes (*)	247,910	236,852
Other	283,478	278,814
	3,306,094	3,222,637

(*) Refer mainly to PIS/COFINS (taxes on revenue) and ICMS (state VAT) on purchases of property, plant and equipment items that will be recovered in a period of 48 months.

12. INVESTMENTS

	2010	2009
Riversdale Mining	1,061,961	319,727
Panatlântica	19,800	-
Usiminas	1,020,350	-
Other	1,513	2,175
Total Investments	2,103,624	321,902

• RIVERSDALE MINING LIMITED - Riversdale

Founded in 1986, Riversdale Mining Limited (“Riversdale”) is a mining company listed on the Australian Stock Exchange. Riversdale intends to develop as a diversified mining company, with focus on growth through investments in mining opportunities. The company has anthracite coal mines in South Africa and coking coal mines in Mozambique.

In November 2009, the Company’s Board of Directors approved the acquisition by the indirect subsidiary CSN Madeira Ltda. (currently named CSN Europe Ltd.) of a non-controlling interest in the capital of Riversdale Mining Limited. This acquisition at first involved 28,750,598 shares, which at the time represented 14.99% of the capital of Riversdale. Subsequently, on January 8, 2010 CSN Europe obtained approval from the appropriate Australian governmental authorities, which allowed it to conclude the second stage of the operation, involving the acquisition of 2,482,729 shares. The price involved was A$ 6.10 (six Australian Dollars and ten cents) per share.

In January 2010, with the conclusion of the two stages of the operation, CSN began indirectly holding 16.20% of Riversdale’s capital. Subsequently, due to the exercise of call options for shares issued by Riversdale, the Company’s indirect interest was diluted to 15.6%.

Between the months of July and August 2010 Riversdale carried out an operation involving the issue of new shares and new fund-raising in which CSN Europe participated by acquiring 5,602,478 new common shares and thus raising its total stake to 36,835,805 shares, keeping its equity interest of 15.6% in Riversdale’s capital.

•   PANATLÂNTICA

On January 5, 2010 the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital of Panatlântica S.A. (“Panatlântica”), a publicly-traded corporation with head offices in the city of Gravataí, State of Rio Grande do Sul. The purpose of this company is to manufacture, sell, import, export and process steel and ferrous and non-ferrous metals, both coated and uncoated varieties. At present this investment is carried at fair value.

•   USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS with head offices in city of Belo Horizonte, State of Minas Gerais, is engaged in steel and correlated industries. The Company produces flat rolled products in the steel mills known as Intendente Câmara and José Bonifácio de Andrada e Silva, located in Ipatiga – Minas Gerais and Cubatão – São Paulo, respectively, aimed at both the domestic market and exportation. USIMINAS owns and operates iron ore mines located in the city of Itaúna – Minas Gerais aimed at achieving the strategies of verticalization and optimization of production costs. The Company maintains service and distribution centers located in several regions of Brazil, as well as the ports of Cubatão in São Paulo and Praia Mole in Espírito Santo, as strategic points for shipping out its production.

USIMINAS is listed on the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5). As at December 31, 2010 CSN directly and indirectly holds 4.97% of the capital of Usiminas.

13. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of Note 2.

			2010			2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Current assets	3,937,574	1,034,466	82,817	2,266,333	1,271,294	78,005
Non-current assets	9,519,584	3,769,878	769,422	9,651,083	3,652,432	883,329
Long-term receivables	8,570,421	476,758	48,850	8,773,789	763,116	5,385
Investments, PP&E and intangible assets	949,163	3,293,120	720,572	877,294	2,889,316	877,944
Total Assets	13,457,158	4,804,344	852,239	11,917,416	4,923,726	961,334

Current liabilities	1,273,436	1,015,234	115,454	624,682	1,469,225	118,072
Non-current liabilities	1,455,604	1,769,262	139,870	1,473,765	1,737,801	207,694
Equity	10,728,118	2,019,848	596,915	9,818,969	1,716,700	635,568
Total Equity and Liabilities	13,457,158	4,804,344	852,239	11,917,416	4,923,726	961,334

			2010			2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Net Operating Revenue	2,937,169	2,247,101	222,594	1,465,327	2,275,950	226,453
Cost of Products sold	(1,109,067)	(1,326,655)	(76,600)	(889,681)	(1,217,982)	(73,583)
Gross Profit (Loss)	1,828,102	920,446	145,994	575,646	1,057,968	152,870
Operating (expenses) income	(476,621)	(306,668)	(52,422)	(339,882)	(118,866)	(51,677)
Finance income (expenses), net	1,016,778	38,243	(23,890)	1,073,547	(51,995)	(25,508)
Profit (Loss) before income tax and social contribution	2,368,259	652,021	69,682	1,309,311	887,107	75,685
Current and deferred income tax and social contribution	(412,989)	(216,451)	(23,724)	(402,475)	(281,385)	(25,674)
Net income	1,955,270	435,570	45,958	906,836	605,722	50,011

• NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In December 2008 CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to the company Big Jump Energy Participações S.A. (Big Jump), the shareholders of which are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequent to this sale, Big Jump subscribed to new shares, paying up in cash the total amount of US$ 3,041,473 thousand, corresponding to R$ 7,286,154, of which R$ 6,707,886 was recognized as goodwill on the share subscription.

Due to the new corporate structure of the jointly-controlled subsidiary, where Big Jump holds 40% and CSN 60%, and in view of the shareholders’ agreement signed by the parties, CSN consolidates it proportionally.

Such shareholders’ agreement states that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise its call option and Big Jump the right to exercise its put option regarding the equity interest held by Big Jump in Namisa.

Other agreements signed, in order to make such association feasible, among them the agreement for purchase of shares and the long-term operating agreements between Namisa and CSN (see Note 31), provide for certain obligations to do that, if not complied with or remedied within the stipulated deadlines in certain extreme situations may give rise to the right on the part of the aggrieved party to exercise its put or call option, as the case may be, with respect to the equity interest held by Big Jump in Namisa.

Further to the process of restructuring Namisa, on July 30, 2009 this jointly-controlled subsidiary merged its parent Big Jump Energy Participações S.A., such that Posco and Brazil Japan Iron Corp. began holding a direct interest of 39.99% in Namisa. There was no change in the equity interest held by CSN as a result of this merger operation.

•   MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A. - RFFSA, which was privatized on September 20, 1996. In 2008 CSN transferred to Namisa in the form of a capital contribution a 10% equity interest of MRS

Besides this direct interest, the Company further holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated subsidiary, and 4.34% through the International Investment Fund.

MRS may further engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession-granting authority, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities. Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

• ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and all the common shares issued by Itasa, a special purpose company originally created to carry out the construction of the Itá hydroelectric power plant: contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

Itasa has a 60.5% stake in Consórcio Itá, which was created to operate the Itá hydroelectric power plant, pursuant to the concession agreement of December 28, 1995 and its 1st amendment, dated July 31, 2000, signed between the members of the consortium (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly named Tractebel Energia S.A.), granted by the federal government through the National Electric Power Regulatory Agency – ANEEL, which expires in October 2030.

Under the terms of the concession agreement, ITASA has the right to 60.5% of an average of 668 MW, the quantity corresponding to the project energy prorated among the consortium members, with the other consortium member Tractebel Energia S.A. (“Tractebel”) being entitled to the remaining 39.5%. Of the average of 404.14 MW to which this subsidiary is entitled, an average of 342.95 MW is sold to its shareholders in proportion to their equity interest in the company, and an average of 61.19 MW is sold to consortium member Tractebel.

• CONSÓRCIO DA USINA ELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, which is located 400 kilometers from Belo Horizonte and 450 kilometers from São Paulo, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

Igarapava stands out for being the first hydroelectric power plant built through a consortium involving five major companies.

CSN holds 17.92% of the subscribed capital of the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation in 2010 is R$ 32,919 (R$ 38,150 in 2009) and the amount of the expense attributable to CSN is R$ 7,333 in 2010 (R$ 6,422 in 2009).

14. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilitie	Furniture and fixtures	Construction in progress	Other (**)	Total
Cost of property, plant and equipment
Balance at January 1, 2009	131,918	1,109,598	6,270,174	103,935	2,367,352	1,743,074	11,726,051
Effect of foreign exchange gain (loss)	(4,366)	(20,246)	(125,167)	(3,576)	(950)	(10,568)	(164,873)
Acquisitions					1,996,759		1,996,759
Disposals		(181)	(24,615)	(10,568)	(26,364)	(28,407)	(90,135)
Transfers to other categories of assets	(1,493)	391,101	1,603,859	2,179	(2,242,232)	246,586
Other		(2,507)	589	5,334	(4,830)	27,811	26,397
Balances at December 31, 2009	126,059	1,477,765	7,724,840	97,304	2,089,735	1,978,496	13,494,199
Effect of foreign exchange gain (loss)	(1,659)	(2,914)	(31,235)	(1,230)	(746)	(11,919)	(49,703)
Acquisitions					3,635,911		3,635,911
Disposals			(12,754)	(302)	(15,501)	(5,129)	(33,686)
Transfers to other categories of assets	10,785	131,138	1,633,738	10,645	(1,195,423)	(590,883)
Write-off of supplies for internal consumption						(154,662)	(154,662)
Other (*)	40,607	(194,344)	101,028	23,017	1,830	21,909	(5,953)
Balance at December 31, 2010	175,792	1,411,645	9,415,617	129,434	4,515,806	1,237,812	16,886,106

Accumulated depreciation
Balance at January 1, 2009		(147,187)	(961,984)	(79,135)		(465,911)	(1,654,217)
Effect of foreign exchange gain (loss)		8,111	77,922	2,955		6,644	95,632
Depreciation		(51,619)	(602,726)	(3,912)		(133,088)	(791,345)
Impairment losses						(11,472)	(11,472)
Disposals			1,669	10,544		7,428	19,641
Other		2,441	3,773	(5,341)		(19,964)	(19,091)
Balance at December 31, 2009		(188,254)	(1,481,346)	(74,889)		(616,363)	(2,360,852)
Effect of foreign exchange gain (loss)		2,739	28,473	1,180		1,546	33,938
Depreciation		(74,344)	(677,266)	(4,469)		(36,877)	(792,956)
Disposals			7,689	280		19,889	27,858
Transfers to other categories of assets		28,849	(290,017)	(54)		261,222
Other		32,973	(29,126)	(23,055)		1,681	(17,527)
Balance at December 31, 2010		(198,037)	(2,441,593)	(101,007)		(368,902)	(3,109,539)

Property, plant and equipment, net
At January 1, 2009	131,918	962,411	5,308,190	24,800	2,367,352	1,277,163	10,071,834
At December 31, 2009	126,059	1,289,511	6,243,494	22,415	2,89,735	1,362,133	11,133,347
At December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567

(*) Refer mainly to the adjustment at ITASA, which elected adoption of deemed cost.
(**) These refer basically to assets for railroad use, such as shunting yards, tracks and sleepers.

The following is the weighted average depreciation (years):

Buildings	45
Machinery, equipment and facilities	15
Furniture and fixtures	10
Other	15

The Company elected to adopt the historical cost, carrying out a review of the remaining economic useful life of the property, plant and equipment estimated by external specialists. The effects resulting from this review, recorded as from January 1, 2010, are as follows:

Consolidated:

Decrease in depreciation expense - R$ 69,744

a) Loan costs in the amount of R$ 215,624 (R$ 85,260 in 2009) were capitalized. These costs are basically calculated for the mining, cement, long steel and Transnordestina projects, which refer mainly to: (i) expansion of Casa de Pedra; (ii) construction of the cement plant in Volta Redonda (RJ) and the clinker plant in Arcos (MG); (iii) construction of the long steel plant in Volta Redonda (RJ) and (iv) expansion of the Transnordestina railroad that will link the interior of the Northeast to the ports of Suape, in the State of Pernambuco, and Pecém, in the State of Ceará).

The rates used to capitalize loan costs are as follows:

Rates
Specific projects	Non-specific projects
TJLP + 1.3% to 3.2%	7.44%
UM006 + 2.7%

b) Additions to depreciation, amortization and depletion for the period were distributed as follows:

	2010	2009
Production cost	770,542	747,164
Selling expenses	6,471	6,250
General and administrative expenses	29,156	26,738
	806,169	780,152

c) CSN leases information technology equipment under a series of agreements and contracts, in the form of operating leases. Total lease expenses in 2010 were R$ 4,446 (R$ 3,731 in 2009).

d) CSN’s subsidiary Itasa elected to adopt the deemed cost, adjusting the opening balance at the transition date of January 1, 2009 according to their fair values, as estimated by external specialists. The need for application of the deemed cost option was mainly due to the economic environment in which it operates and other particular aspects of the subsidiary’s business.

The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the “Manifesto Mina”, which confers to CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2009 and 2010, the net fixed assets of Casa de Pedra were R$2,020 and R$2,167, respectively, mainly represented by R$965 and R$911 of construction in progress. As of December 31, 2009 and 2010, capitalized interest in Casa de Pedra assets amounted to R$55 and R$48, respectively.

15. INTANGIBLE ASSETS

	Goodwill	Intangible assets with definite useful life	Software	Other	Total
Acquisition cost
Balance at January 1, 2009	743,469	49,909	43,089		836,467
Acquisitions and expenditures			5,628		5,628
Deferred income tax and social contribution on goodwill on downstream merger in subsidiary (*)	(39,462)				(39,462)
Balance at December 31, 2009	704,007	49,909	48,717		802,633
Acquisitions and expenditures			25,239	1,002	26,241
Disposals			(23)		(23)
Balance at December 31, 2010	704,007	49,909	73,933	1,002	828,851

Amortization
Balance at January 1, 2009	(257,172)	(34,936)	(17,563)		(309,671)
Amortization		(4,991)	(7,275)		(12,266)
Impairment	(23,137)				(23,137)
Balance at December 31, 2009	(280,309)	(39,927)	(24,838)		(345,074)
Amortization		(4,991)	(16,353)		(21,344)
Disposals			23		23
Balance at December 31, 2010	(280,309)	(44,918)	(41,168)		(366,395)

Net Intangible Assets
At January 1, 2009	486,297	14,973	25,526		526,796
At December 31, 2009	423,698	9,982	23,879		457,559
At December 31, 2010	423,698	4,991	32,765	1,002	462,456

(*) Transfer related to deferred income tax and social contribution.

The concession intangible assets with definite useful lives refer to the amount originally paid by the shareholders, the economic justification for which was the expected future profit as a result of the concession rights, incorporated by the Company. The amortization is calculated under the straight-line method at the rate of 10% p.a.

The useful life of the computer software is 5 years. The annual depreciation rate is 20%.

Goodwill: These amounts have not been amortized since January 1, 2009, when they became subject only to impairment testing, without any need being identified to recognize the impairment of these assets.

Goodwill on Investments	2010	Investor

GalvaSud	13,091	CSN
Prada	63,509	CSN
NAMISA
CFM	339,615	Namisa
Cayman do Brasil	7,483	Namisa
Total	423,698

• Impairment test of goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions which represent the lowest level within the Company at which goodwill is monitored for internal management purpose, never above Operating Segments.

Cash-Generating Unit (CGU)	Segment	2010	2009	01/01/09
Mining (Namisa)	Mining	347,098	347,098	347,098
Ersa	Mining			23,137
Packaging	Steel	63,509	63,509	96,227
Flat steel	Steel	13,091	13,091	19,835
		423,698	423,698	486,297

The recoverable amount of the Packaging Cash-Generating Unit (“CGU”) was based on its value in use with the aid of independent appraisers and this was the basis for the impairment testing, since the following criteria were met:

• There were no significant changes in assets and liabilities;

• The calculation resulted in a recoverable amount that substantially exceeded the CGU’s carrying amount;

• There are no evidences or facts and circumstances that indicate any impairment of the assets in use since the last valuation conducted by independent experts.

The recoverable amount of the Namisa Mining Cash-Generating Unit (“CGU”) is above its carrying amount and was determined based on a discounted cash flow using a discount rate before income tax and social contribution of 9.72% p.a. in US$, considering the long-term contracts signed for purchase of iron ore falling due in 2042. The revenue from the sale of ore supplied under these long-term contracts was limited to the contractual volume.

The recoverable amount of the Cash-Generating Units ("CGUs") mentioned above (except Packaging and Mining) was determined based on a discounted cash flow and is above the carrying amount. The projections used are based on budgets approved by CSN Board of Directors and consider the following items:

• Average Gross Margin of each Cash-Generating Unit based on the history and on projections approved by the Board for the next 3 years;
• Updating of costs based on long-term inflation projections;
• Discount rate before income tax and social contribution of 11.92% p.a.;
• Average growth rate of 0.5% p.a. used to extrapolate the cash flows after the budged period.

Management determined the budgeted gross margin based on past performance and expectations for market growth. The amounts relating to the cash flows after 3 years hence have been extrapolated based on the estimated growth rates and are based on projections included in specific industry reports.

During 2009, due to the reduction in production for strategic reasons, the Ersa Cash-Generating Unit had an impairment loss of R$ 23,137, which was fully allocated to goodwill and recorded under other operating expenses.

Based on these assumptions, no impairment has been identified in the cash-generating units described above.

16. LOANS, FINANCING AND DEBENTURES

			Current Liabilities		Non-Current Liabilities
	Rates (%)	2010	2009	2010	2009
FOREIGN CURRENCY

Exchange contract advances - ACC	4.35% and 4.98%		233,837
Prepayment	1.24% to 3.50%	473,255	309,437	1,840,269	2,872,698
Prepayment	3.51% to 7.50%	138,210		522,116
Prepayment
Guaranteed perpetual bonds	7.00% and 9.50%	2,268	26,191	1,666,200	1,305,900
Fixed rate notes	6.50% to 9.75%	76,006	29,339	3,832,260	2,263,560
Fixed rate notes	10.50%	32,074	33,518	666,480	696,480
Financed imports	3.52% to 6.00%	57,293	42,107	59,322	80,481
Financed imports	6.01% to 8.00%	16,849	38,041	24,396	41,679
BNDES/Finame	Res. 635/87 int. + 1.70% and 2.70%	20,085	19,796	55,256	75,241
Other	3.30% and 4.19% and 5.37% and CDI + 1.20%	85,790	27,826	103,587	126,870
		901,830	760,092	8,769,886	7,462,909

LOCAL CURRENCY

BNDES/Finame	TJLP + 1.50% to 3.20%	308,968	280,802	1,907,596	1,634,920
Debentures	103.60 % CDI and 9.40% + IGPM and 1.00% + TJLP	41,750	30,659	1,760,846	624,570
Prepayment	104.80% and 109.50 % CDI	64,216	31,217	3,400,000	1,400,000
CCB	112.50% CDI	1,354	19,782	3,000,000	2,000,000
Intercompany
Other	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	26,443	18,489	23,303	93,444
		442,731	380,949	10,091,745	5,752,934
Total loans and financing		1,344,561	1,141,041	18,861,631	13,215,843
Transaction costs		(35,929)	(27,121)	(80,816)	(62,162)
Total loans and financing + transaction costs		1,308,632	1,113,920	18,780,815	13,153,681

At December 31, 2010 transaction costs for the funding were as follows:

	Short-term						Long-term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	3,900	23,155	2,786	2,920	2,219	2,068	13,162	6,5% to 10%	6,75% to 10,7%
BNDES	637	5,602	2,763	403	334	300	1,802	1,3% to 1,7%	1,44% to 7,39%
BNDES	1,578	3,440	1,578	1,578	284			2,2% to 3,2%	7,59% to 9,75%
Prepayment	7,590	27,089	7,591	7,591	5,928	1,750	4,229	109,50% and 110,79% CDI	10,08% to 12,44%
Prepayment	676	3,461	676	676	676	578	855	2,37% and 3,24%	2,68% to 4,04%
CCB	20,765	17,881	16,727	1,154				113,5% to 117,5% CDI	11,33% to 12,82%
Other	783	188	188					103,6% CDI	12.59%
	35,929	80,816	32,309	14,322	9,441	4,696	20,048

(1) TJ – Annual interest rate contracted
(2) TIR – Annual internal rate of return

At December 31, 2010, the principal of the long-term loans, financing and debentures is as follows by year of maturity:

2012	2,165,803	11.5%
2013	2,088,254	11.1%
2014	1,947,418	10.3%
2015	2,187,899	11.6%
2016	2,221,853	11.8%
After 2016	6,584,204	34.9%
Guaranteed Perpetual Bonds	1,666,200	8.8%
	18,861,631	100.0%

In September 2009, through its subsidiary CSN Islands XI Corp, the Company issued bonds in the amount of US$ 750 million. These bonds, which fall due in September 2019, have interest rate of 6.875% p.a. payable semi-annually as from March 2010, and the issuer may redeem them in advance through payment of premium to the creditors.

In July 2010, through its subsidiary CSN Resources, the Company issued bonds in the amount of US$ 1 billion. These bonds, which fall due in July 2020, have interest rate of 6.5% p.a. payable semi-annually as from January 2011, and the issuer may redeem them in advance through payment of premium to the creditors.

In September 2010, through its subsidiary CSN Islands XII Corp., the Company issued guaranteed perpetual bonds in the amount of US$ 1 billion. These bonds without defined maturity dates have interest rate of 7% p.a. payable quarterly as from December 2010, and the issuer has the option of redeeming them at face value on any interest date as from September 23, 2015 (inclusive).

On October 14, 2010, the Company fully redeemed the guaranteed perpetual bonds issued in 2005 through its wholly-owned subsidiary CSN Islands X Corp., collateralized by CSN, at an interest rate 9.50% p.a. and principal amount of US$ 750 million, plus accrued and unpaid interest through the redemption date, as well as any additional amounts payable in relation to the guaranteed perpetual bonds.

The collateral granted for the loans are property, plant and equipment, collateral signatures, sureties and bank guarantees, as shown in the following table, and do not comprise guarantees granted by subsidiaries and jointly-controlled subsidiaries.

	2010	2009
Property, plant and equipment	47,985	47,985
Guarantor collateral	74,488	74,612
Imports	21,820	41,964
Bank guarantees	288,338	206,125
	432,631	370,686

The following table show the amortizations and funding during the current period:

	2010	2009
Opening balance	14,356,884	11,983,153
Funding	8,789,548	7,671,696
Amortization	(3,897,405)	(3,775,593)
Other (*)	957,165	(1,522,372)
Closing balance	20,206,192	14,356,884

(*) Includes inflation adjustment and foreign exchange gains (losses).

a) Loans and financing with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them at December 31, 2010.

• DEBENTURES

i. Companhia Siderurgica Nacional

4th issue

As approved at a meeting of the Board of Directors held on December 20, 2005 and ratified on April 24, 2006, the Company issued on February 1, 2006, a total of 60,000 non-convertible and unsecured debentures in a single series at the face value of R$ 10. These debentures were issued in the total amount of R$ 600,000, and the proceeds from their trading with financial institutions were received on May 3, 2006.

The face value of these debentures earns interest corresponding to 103.6% of the CDI Cetip rate, and maturity of the face value is scheduled for February 1, 2012, with an early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund – FDNE for issue of the 1st Series of its 1st Private Issue of share-convertible debentures, comprising in all 10 series in the total amount of R$ 2,672,400. The first, third, fourth, seventh and ninth series refer to funds to be applied in the Missão Velha – Salgueiro

– Trindade e Salgueiro – Porto de Suape module, which also includes the investments in the Port of Suape, and reconstruction of the section of railroad track from Cabo to Porto Real de Colégio. The second and fifth series refer to funds to be invested in the Eliseu Martins – Trindade module. The sixth, eighth and tenth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Port of Pecém. The 2nd and 3rd Series have been fully subscribed and paid up on the following dates and in the following amounts:

		General	Number	Unit face	Issue			Balance
Issue	Series	Meeting	issued	value	date	Maturity	Charges	in 2010

1st	1st	02/08/10	336,647,184	R$ 1.00	03/10/10	10/03/27	TJLP + 0,85% p.a	336,647
1st	2nd	02/08/10	350,270,386	R$ 1.00	11/25/10	10/03/27	TJLP + 0,85% p.a	350,270
1st	3rd	02/08/10	338,035,512	R$ 1.00	12/01/10	10/03/27	TJLP + 0,85% a.a	338,036

17. FINANCIAL INSTRUMENTS

I – Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including financial investments, marketable securities, trade accounts receivable, trade payables, and loans and financing. In addition, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the Brazilian and foreign capital markets and Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the terms and characteristics of these instruments, the carrying amounts approximate their fair values.

· Classification of financial instruments

	2010					2009
Consolidated - R$ thousand	Available- for-sale	Fair value through profit or loss	Loans and receivables-Effective interest	Other liabilities - Amortized cost method	Balances	Available for-sale	Fair value through profit or loss	Loans and receivables-Effective interest	Other liabilities - Amortized cost method	Balances
Assets
Current Assets
Cash and cash equivalents			10,239,278		10,239,278			7,970,791		7,970,791
Trade accounts receivable, net			1,259,461		1,259,461			1,186,315		1,186,315
Guarantee margin on financial instruments			254,485		254,485			115,949		115,949
Securitization reserve fund			22,644		22,644			91,703		91,703
Non-current Assets
Other receivables			73,731		73,731			59,952		59,952
Investments	2,102,112				2,102,112	319,727				319,727
Securitization reserve fund			32,031		32,031			34,389		34,389

Liabilities
Current Liabilities
Loans and financing				1,302,811	1,302,811				1,110,382	1,110,382
Debentures				41,750	41,750				30,659	30,659
Derivatives		116,407			116,407		77,147			77,147
Trade accounts payable				521,156	521,156				504,223	504,223
Non-current Liabilities
Loans and financing				17,100,785	17,100,785				12,591,273	12,591,273
Debentures				1,760,844	1,760,844				624,570	624,570
Derivatives		263			263		18,730			18,730

• Fair value measurement

The financial instruments recognized at fair value require disclosure of the fair value measurements at three hierarchy levels:

• Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

• Level 2: Other available information, except those at Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices);

• Level 3: Information unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value using a valuation method:

The following table shows the financial instruments recognized at fair value using a valuation method:

				2010				2009
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Non-current Assets
Available-for-sale financial assets
Investments	2,102,112			2,102,112	319,727			319,727

Liabilities
Current Liablities
Financial liabilities at fair value through profit or loss
Derivatives		116,407		116,407		77,147		77,147

Non-current Liabilities
Derivatives		263		263		18,729		18,729

II - Cash and cash equivalents, financial investments, trade accounts receivable, other current assets, trade payables, and other current liabilities

These amounts are recorded in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts shown in the next table.

The estimated fair value for the consolidated long-term loans and financing have been calculated at current market rates, considering the nature, term and risks similar to those of the recorded contracts, as compared below:

		2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Guaranteed perpetual bonds	1,668,468	1,663,701	1,332,091	1,317,327
Fixed rate notes	4,605,997	4,966,629	3,022,138	3,283,359

III – Investments in available-for-sale securities and measured at fair value through profit or loss

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

The financial assets measured at fair value through profit or loss are recognized in current assets and any gains or losses are recognized as finance income and loss, respectively.

IV - Policy for management of financial risks

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Under the terms of the policy, the nature and general position of the financial risks is regularly monitored and managed in order to evaluate the results and the financial impact on cash flows. The credit limits and the quality of hedge of counterparties are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments.

The Company’s risk policy prohibits any speculative deals or short sales.

• Liquidity risk

This risk arises if the Company does not have sufficient liquid funds to cover its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

In order to manage cash liquidity in local and foreign currency, premises are established for future disbursements and receipts, and these are monitored on a daily basis by the Treasury area. The payment schedules for the long-term portions of loans, financing and debentures are shown in Note 16.

The following table shows the contractual maturities of financial liabilities, including estimated interest payments.

At December 31, 2010	Less than one year	From one to two years	From two to five years	Over five years
Loans, financing and debentures	1,344,561	4,254,057	6,357,168	8,250,406
Derivative financial instruments	116,407	263
Trade accounts payable	521,156

At December 31, 2009
Loans, financing and debentures	1,141,041	5,864,415	4,150,017	3,201,411
Derivative financial instruments	77,147	18,729
Trade accounts payable	504,223

• Exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in Dollar, Euro and Yen, thus arriving at its net exchange exposure, which is the foreign currency risk exposure. Therefore, besides the trade accounts receivable arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ x Real swaps, forward exchange contracts, etc.) to manage its risks of variations in the value of the local currency (Brazilian real) versus the U.S. Dollar.

• Policies for use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statements should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US$, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

• ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade accounts receivable and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

• presentation of the financial position and exchange exposure on a routine basis at meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

• carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as at December 31, 2010 is as follows:

2010
(amounts in US$)
Cash and cash equivalents overseas	4,239,578
Derivative guarantee margin	152,734
Trade accounts receivable - foreign market	96,584
Securitization reserved fund	32,814
Other assets	130,645
Total assets	4,652,355
Loans and financing	(5,734,873)
Trade accounts payable	(7,795)
Other liabilities	(59,981)
Total liabilities	(5,802,649)
Gross exposure	(1,150,294)
Notional amount of derivatives contracted	1,249,529
Net exposure	99,235

The results obtained on these transactions are consistent with the policies and strategies defined by Management.

• Forward Contract – Real Exchange Rate for Commercial Dollar Exchange Rate

The purpose of this contract is to hedge obligations denominated in foreign currency against the fluctuation in the Brazilian Real. The Company can buy or sell forward contracts for commercial dollar rates on the Commodities and Futures Exchange (BM&F) to mitigate the exchange exposure for its US$ denominated liabilities. The specifications of the Real x Dollar forward exchange rate contract, including detailed explanations on the characteristics of the contracts and calculation of the daily adjustments, are published by the BM&F. In 2010, the Company paid R$ 179,564 and received R$ 259,490 in adjustments, thus obtaining a gain of R$ 79,926. The gains and losses on these contracts are directly related to exchange fluctuations. At December 31, 2010 the Company did not have any outstanding transactions.

• Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US$/R$ parity. This hedge through exchange swaps provides the Company, through the asset end of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

At December 31, 2010, the Company had a long position in exchange swap of US$ 1,178,000 thousand (US$ 1,519,500 thousand in 2009) where we received, on the asset end, exchange rate change plus 2.29% per year on average (in 2009 exchange rate change plus 0.88% p.a.), and paid 100% of the CDI rate on the asset end of the exchange swap contract.

At December 31, 2010, the consolidated position of these contracts is as follows:

i) Open transactions

	Reference value (US$ thousand)		2010 appreciation (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable in the year (R$ thousand)
Conterparties	2010	Maturity of transaction	Asset position	Liability position	2010	Amount payable
HSBC	223,000	jan/3/11	372,794	(385,900)	(13,106)	(13,106)
Deutsche Bank	265,000	jan/3/11 to feb/1/11	443,143	(468,544)	(25,401)	(25,401)
Itau BBA	450,000	jan/3/11	751,835	(778,892)	(27,057)	(27,057)
Santander	110,000	jan/3/11 to jan/2/15	183,787	(190,395)	(6,608)	(6,608)
Goldman Sachs	130,000	jan/3/11 to feb/1/15	215,302	(224,658)	(9,356)	(9,356)
	1,178,000		1,966,861	(2,048,389)	(81,528)	(81,528)

ii) Settled transactions

		Referencia value (Notional amount) US$ thousand		2010 appreciation (R$ thousand)		2009 appreciation (R$ thousand)		Fair value (market) (R$ thousand)		Amount paid/received in the year (R$ thousand)
Maturity	Counterparties	2010	2009	Asset position	Liability position	Asset position	Liability position	2010	2009	Amount received	Amount paid
01/04/2010 a 02/01/2010	Deutsche Bank	983,000		1,740,799	(1,748,563)			(7,764)		6,170	(13,934)
01/04/2010 a 03/05/2010	Goldman Sachs	2,132,000	300,000	3,857,227	(3,845,925)	523,270	(527,928)	11,302	(4,658)	54,579	(38,619)
01/04/2010 a 02/08/2010	HSBC	3,680,500		6,442,985	(6,587,554)			(144,569)		17,266	(161,835)
01/04/2010 a 03/01/2010	Itau BBA	2,890,000	130,000	5,081,102	(5,111,321)	226,753	(228,968)	(30,219)	(2,215)	64,845	(92,849)
02/08/2010	Santander	4,601,220	1,024,500	8,285,964	(8,292,883)	1,788,212	(1,824,172)	(6,919)	(35,960)	131,592	(102,551)
	Westlb	265,000	65,000	475,789	(491,788)	113,379	(114,569)	(15,999)	(1,190)		(14,809)
		14,551,720	1,519,500	25,883,866	(26,078,034)	2,651,614	(2,695,637)	(194,168)	(44,023)	274,452	(424,597)

The net position of the above contracts is recorded in a specific account for derivatives as a loss in the amount of R$ 81,528 in 2010 (loss of R$ 44,023 in 2009) and its effects are recognized in the Company’s finance income (expenses) as a loss in the amount of R$ 231,673.

Subsidiaries Tecon and Lusosider carry out transactions with derivatives to hedge their exposure to the Yen and the Dollar. The notional amounts of these transactions are JPY 2,390,398 and US$ 3,065, respectively, and the results of these transactions are consolidated in the Company’s financial results in the amount of R$ 11,387. As at December 31, 2010, the net open liability position was R$ 8,042.

The jointly-controlled subsidiary MRS Logística carries out operations with derivatives (swaps) with a notional amount of US$ 71,529 that generated losses proportional to the Company’s equity interest in the amount of R$ 19,775 recognized in consolidated finance income (expenses). At December 31, 2010, the net open liability position was R$ 27,517.

Besides the swaps mentioned above, the Company also engaged in non-deliverable forward (NDF) for its assets denominated in Euros. Basically, the Company carried out operations with financial derivatives of its assets in Euros, on which it will receive the difference between the exchange rate change observed in Dollars in the period, multiplied by the reference amount (asset end) and pay the difference between the exchange rate change in Euros observed in the period over the reference amount in Euros as of the contracting date (liability end). In general these involve transactions on the Brazilian over-the-counter market, and the counterparties are leading financial institutions contracted within exclusive funds.

As at December 31, 2010 the consolidate position of these contracts was the following:

i) Open transactions

	Reference value (EUR thousand)		Appreciation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount receivable in the year (R$ thousand)
Counterparties	2010	Maturity of transaction	Asset position	Liability position	2010	Amount receivable
Deutsche Bank	25,000	jan/20/11	56,648	(55,707)	941	941
Goldman Sachs	50,000	jan/20/11	113,295	(111,415)	1,880	1,880
HSBC	15,000	jan/20/11	34,029	(33,424)	605	605
	90,000		203,972	(200,546)	3,426	3,426

ii) Settled transactions

	Reference value (EUR thousand)		Appreciation - 2010 (R$ thousand)		Amount payable in the year (R$ thousand)
Conterparties	2010	Maturity of transaction	Asset position	Liability position	Amount receivable/received	Amount payable/paid
Itau BBA	25,000	jul/12/10	56,833	(57,010)		(177)
Deutsche Bank	30,000	jul/12/10 to sep/15/10	68,061	(68,266)		(205)
HSBC	75,000	jul/12/10 to nov/18/10	70,998	(175,322)		(4,324)
Goldman Sachs	25,000	sep/15/10 to nov/18/10	283,127	(288,610)		(5,483)
	255,000		579,019	(589,208)		(10,189)

• Sensitivity analysis

For consolidated exchange transactions with dollar fluctuation risk, based on the exchange rate at December 31, 2010 -R$ 1.6662 = US$ 1.00 – adjustments have been estimated for five different scenarios, as follows:

- Scenario 1: Probable Scenario, rate of 1.6736 for future dollar quotation on the BM&F falling due on February 1, 2010 –gathered at December 31, 2010;
- Scenario 2: (25% appreciation of the real) R$/US$ parity of 1.2497;
- Scenario 3: (50% appreciation of the real) R$/US$ parity of 0.8331;
- Scenario 4: (25% devaluation of the real) R$/US$ parity of 2.0828;
- Scenario 5: (50% devaluation of the real) R$/US$ parity of 2.4993.

							2010
	Risk	Reference value US$	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5

		1.6662	1.6736	1.2497	0.8331	2.0828	2.4993

Exchange swap	Fluctuation of US$	1,178,000	8,720	(490,696)	(981,392)	490,696	981,392

Exchange position - BRL functional cur.	Fluctuation of US$	(1,150,294)	(8,514)	479,155	958,310	(479,155)	(958,310)
(not including exchange derivatives above)

Consolidated exchange position	Fluctuation of US$	99,235	735	(41,336)	(82,673)	41,336	82,673
(including exchange derivatives above)

For consolidated exchange transactions with Euro fluctuation risk, based on the exchange rate at December 31, 2010 -R$ 2.2280 = Euro 1.00 – adjustments have been estimated for five different scenarios, as follows:

- Scenario 1: Probable Scenario, rate of R$ 2.2188 for future Euro quotation on the BM&F falling due on February 1, 2010 –gathered at December 31, 2010;
- Scenario 2: (25% appreciation of the real) R$/Euro parity of 1.6710;
- Scenario 3: (50% appreciation of the real) R$/Euro parity of 1.1140;
- Scenario 4: (25% devaluation of the real) R$/Euro parity of 2.7850;
- Scenario 5: (50% devaluation of the real) R$/Euro parity of 3.3420.

							2010
	Risk	Reference value EUR	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5

		2.2280	2.2188	1.6710	1.1140	2.7850	3.3420

Exchange swap	Fluctuation of EURO	90,000	(831)	(50,130)	(100,260)	50,130	100,260

Exchange position - BRL functional cur.	Fluctuation of EURO	5,588	(52)	(3,113)	(6,225)	3,113	6,225
(not including exchange derivatives above)

Consolidated exchange position	Fluctuation of EURO	95,588	(883)	(53,243)	(106,485)	53,243	106,485
(including exchange derivatives above)

• Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

• LIBOR x CDI swap transactions

The objective of these transactions is to hedge transactions indexed to LIBOR in US$ against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, on which it receives interest of 1.25% p.a. over the notional value of the dollar (asset end) and pays 96% of the CDI rate on the reference value in R$ at the contracting date (liability end). The reference value of these swaps as at December 31, 2010 is US$ 150,000 thousand, hedging an export pre-payment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). Generally they involve transactions carried out on the Brazilian OTC market, with the counterparties being leading financial institutions.

As at December 31, 2010, the position of these contracts is as follows:

a) Open transactions

		Reference value (Notional amount) US$ thousand	Appreciation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable in the year (R$ thousand)
Maturity date	Counterparties	2010	Asset position	Liability position	2010	Amount payable
feb/12/11	CSFB	150,000	254,575	(257,584)	(3,009)	(3,009)

b) Settled transactions

		Reference value (Notional amount) US$ thousand		Appreciation - 2010 (R$ thousand)		Appreciation - 2009 (R$ thousand)		Fair value (market) (R$ thousand)
Maturity	Counterparties	2010	2009	Asset position	Liability position	Asset position	Liability position	2010	2009	Amount paid
feb/12/10	CSFB	150,000	150,000	255,316	(259,411)	254,787	(256,971)	(4,095)	(2,184)	(1,911)
may/12/10	CSFB	150,000		255,228	(259,066)			(3,838)		(3,838)
aug/12/10	CSFB	150,000		255,367	(260,316)			(4,949)		(4,949)
nov/12/10	CSFB	150,000		255,320	(260,475)			(5,155)		(5,155)
				1,021,231	(1,039,268)	254,787	(256,971)	(18,037)	(2,184)	(15,853)

The net position of the above contracts is recorded in a specific derivatives account as a loss in the amount of R$ 3,009 as at December 31, 2010 and its effects are recognized in the Company’s finance income (expenses) as a loss in the amount of R$ 18,862.

• Sensitivity analysis of interest rate swaps

					2010
	Notional US$	Risk	Probable	25%	50%
LIBOR interest rate vs CDI swaps	150,000	(LIBOR) US$	(1,795)	(26,823)	(31,904)

• Sensitivity analysis of changes in interest rates

The Company considers the effects of an increase or decrease of 5% in interest rates on its outstanding loans, financing and debentures as at December 31, 2010 in the consolidated financial statements.

	Impact on Profit or Loss
	2010	2009
Changes in interest rates
TJLP	6,465	5,603
LIBOR	7,102	7,466
CDI	42,103	17,209

• Share’s market price risks

The Company is exposed to the risk of changes in the price of shares due to the investments made and classified as available-for-sale.

The following table summarizes the impact of the changes in the prices of shares in equity, under other comprehensive income.

Other Comprehensive Income	2010	2009
Net change in fair value of financial instruments classified as available-for-sale	515,572	36,885

In 2010 the Company received R$11,754 related to interest on shareholders’ equity.

Investments in acquired shares of leading companies are traded on the BOVESPA and ASX (Australian Securities Exchange).

The following sensitivity analysis is based on the premise of maintaining as probable scenario the market values as at December 31, 2010. Accordingly, there is no impact on the financial instruments classified as available-for-sale as presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);
- Scenario 2: (50% appreciation of shares);
- Scenario 3: (25% devaluation of shares);
- Scenario 4: (50% devaluation of shares);

	Impact on Equity
Companies	25%	50%	25%	50%
Usiminas	204,934	409,867	(204,934)	(409,867)
Riversdale Mining Limited	103,103	206,205	(103,103)	(206,205)
Planatlântica	2,551	5,101	(2,551)	(5,101)
	310,587	621,174	(310,587)	(621,174)

• Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company’s practice is to analyze in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

In relation to financial investments, the Company only makes investments in institutions with low credit risk according to rating agencies. As part of the funds is invested in Brazilian government bonds, there is also exposure to the credit risk of Brazil.

• Capital management

The Company manages its capital structure in order to ensure the continuity of its operations, so as to offer return to shareholders and benefits to other interested parties, as well as maintaining an optimum capital structure to reduce this cost.

Instruments associated with other risks of fluctuations in the prices of financial assets

Total return equity swap contracts

On August 13, 2009, the Company settled in advance the total return equity transaction contracted on September 5, 2008 as approved by the Board of Directors on July 8, 2009.

					2009
Issue date	Settlement date	Reference value (US$ thousand)	Assets	Liabilities	Fair value
sep/05/08	aug/13/09	1,050,763	1,364,812	(1,934,741)	(569,929)

In spite of the accumulated loss on this transaction since September 5, 2008 through the settlement date, in the amount of R$ 569,929, during 2009 the transaction generated a gain of R$ 1,026,465.

The Company also engaged in a cashless swap that involved as its counterparty the bank Goldman Sachs International and was pegged to 29,684,400 American Depositary Receipts (“ADRs”) issued by Companhia Siderúrgica Nacional (asset end) and the 3-month LIBOR plus a spread of 0.75% p.a. (liability end).

The gains and losses on this contract were directly related to the fluctuations in the exchange rate and the quotations of the Company’s ADRs and the LIBOR interest rate. This instrument was recognized in other payables in the balance sheet and the gains and losses were recorded on the accrual basis in the Company’s finance income (expenses).

This transaction featured a deposit relating to the guarantee margin with the counterparty in the amount of US$ 593,410 remunerated daily according to the FedFund rate and this deposit was released on the date the transaction was settled. The guarantee margin was recognized in other receivables, in current assets.

V – Guarantee margin

The Company has deposits in guarantee in the amount of R$ 254,485 (R$ 115,964 in 2009); this amount is invested with Deutschebank to guarantee derivative financial instrument contracts, specifically the swap between CSN Islands VIII and CSN. In addition, the Company has a securitization reserve fund in the amount of R$ 54,675 (R$ 126,092 in 2009) set forth in the contracts for the securitization program (see Note 16).

18. OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

		Current		Non-Current
	2010	2009	2010	2009
Amounts due to related parties (Note 5)	148,364	80,062	3,028,924	2,980,772
Unrealized losses on derivatives (Note 17)	116,407	77,146	263	18,729
Dividends and interest on shareholders’ equity payable (Note 24)	631,344	383,079
Advances from customers	35,361	85,464
Taxes payable in installments	656,678	582,190	859,898	437,231
Other payables	266,798	410,633	178,350	229,591
	1,854,952	1,618,574	4,067,435	3,666,323

19. GUARANTEES

The Company is liable for guarantees in the amount of R$ 7,484,271 (R$ 4,863,348 in 2009) for its subsidiaries and jointly-controlled subsidiaries, as follows:

										Millions
	Currency	Maturities	Borrowings		Tax collection lawsuits		Other		Total
			2010	2009	2010	2009	2010	2009	2010	2009

Transnordestina	R$	jun/01/10 to may//08/28	1,145,397	298,000			5,186	2,800	1,150,583	300,800
CSN Cimentos	R$	Indeterminate			32,745	26,100	26,987	26,987	59,732	53,087
Prada	R$	Indeterminate			9,958	9,900	740	1,900	10,699	11,800
Sepetiba Tecon	R$	Indeterminate	1,465	1,900	15,000	15,000	61,519	66,500	77,983	83,400
Itá Energética	R$	sep/15/13	9,587	93,700					9,587	93,700
CSN Energia	R$	Indeterminate			1,029	1,000	2,336	3,300	3,365	4,300
Total em R$			1,156,449	393,600	58,732	52,000	96,767	101,487	1,311,948	547,087

CSN Islands VIII	US$	dec/16/13	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands X	US$	Perpetual		750,000						750,000
CSN Islands XI	US$	sep/21/19	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000						1,000,000
Aços Longos	US$	dec/31/11	4,431	8,700					4,431	8,700
CSN Resources	US$	7/21/2020	1,000,000						1,000,000
CSN Cimentos	US$	7/15/2010		200						200
Namisa	US$	dec/31/09		20,000						20,000
Total in US$			3,704,431	2,478,900					3,704,431	2,478,900
Total in R$			6,172,323	4,316,261					6,172,323	4,316,261
			7,328,772	4,709,861	58,732	52,000	96,767	101,487	7,484,271	4,863,348

20. TAXES PAYABLE IN INSTALLMENTS

a) Tax recovery program (Refis)

• Federal Refis

On November 26, 2009, the Company and its subsidiaries joined the Tax Recovery Programs established by Federal Law 11941/09 and Provisional Measure 470/09, aimed at settling tax liabilities through a special payment system and installment payment of their tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of external legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

In November 2009 and February 2010, the companies recognized the adjustments required in the provisions, as well as the reductions in the debts set forth in special programs, according to the dates for waiver of administrative appeals or lawsuits. In 2009, a positive effect before income tax and social contribution was recorded in the amount of R$ 507,633, and in the 1st quarter of 2010, a negative effect before income tax and social contribution was recorded in the amount of R$ 42,364. These amounts were recorded in other operating income and expenses and in finance income (expenses) (see notes 26 and 27).

The new amount of debts after application of the reductions related to the tax program under Law 11941/09 was offset against deposits in court related to these contingencies and is still subject to validation by the appropriate authorities. The remaining balance will be paid in 180 monthly installments based on the consolidation of the debts by the authorities.

The debts under the terms of Provisional Measure 470/09 were divided into 12 installments as from November 2009. In July 2010, the Company elected to offset the four last installments under the tax recovery program against its income tax and social contribution tax loss carry forwards, as permitted by applicable legislation.

The appropriate authorities are still examining the data submitted in order to consolidate the debts included in the installment payment programs established by Provisional Measure 470/09 and Law 11941/09.

At December 31, 2010, the position of the debts under the Refis, recorded under taxes payable in installments, was R$ 1,444,207 (R$ 826,844 in 2009) in the Consolidated.

• State Refis

On January 18, 2010 the State of Rio de Janeiro published Law 5647/10, which introduced the Tax Recovery Program. Based on these new regulations, amounts due were reduced in terms of fines and interest and could be settled with “precatórios” (bonds issued to pay court-ordered debts) through May 31, 2010. The Company and its subsidiaries CSN Cimentos and MRS elected to include some of their state tax debts, totaling R$ 52,387, in the Tax Recovery Program (REFIS), without significant impacts on profit or loss.

21. PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Contingencies and claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

		2010		2009		1/1/2009
	Judicial deposits	Provision	Judicial deposits	Provision	Judicial deposits	Provision
Social security and labor	107,237	247,214	86,541	217,777	63,448	159,257
Civil	47,216	80,330	37,251	61,428	24,863	63,542
Tax	878,309	86,841	869,399	40,162	9,552	46,424
Judicial deposits	46,023		44,493		41,667
	1,078,785	414,385	1,037,684	319,367	139,530	269,223
Legal obligations challenged in court:
Tax
IPI premium credit	1,227,892	1,227,892	1,227,892	1,227,892	1,196,822	2,227,203
CSLL credit on exports		401,916		1,240,158		1,156,830
SAT				50,880		66,650
Salary premium for education	36,189	33,121	36,189	33,121	36,189	33,121
CIDE	54,211	27,545	29,913	27,674	27,616	27,390
Income tax on ”Plano Verão”	341,551	20,892	339,215	20,892	336,826	20,892
Other provisions	36,078	113,552	36,078	108,203	370,268	107,436
	1,695,921	1,824,918	1,669,287	2,708,820	1,967,721	3,639,522
	2,774,706	2,239,303	2,706,971	3,028,187	2,107,251	3,908,745

Total current liabilities		222,461		189,517		161,144
Total non-current liabilities	2,774,706	2,016,842	2,706,971	2,838,670	2,107,251	3,747,601

Changes in the provisions for contingencies in the years ended December 31, 2010 and 2009 are as follows:

						Non-Current		Current
Nature	2009	Additions	Adjustment	Utilization	Transfer to taxes payable in instal.	2010	2010	2009
Civil	17,717	5,500	5,38	(5,393)		23,208	57,622	43,711
Labor	18,778		7,511	(2,940)		23,349	164,839	145,806
Tax	2,696,181	60,707	519,074	(957,809)	(406,893)	1,911,260
Social security	105,994	36,966	16,550	(100,485)		59,025
	2,838,670	103,173	548,519	(1,066,627)	(406,893)	2,016,842	222,461	189,517

The provisions for civil, labor, tax, environmental and social security liabilities have been estimated by Management mainly based on the assessment made by legal counsel, and only cases classified as probable losses are recorded. Moreover, these provisions include tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Special Settlement and Custody System) rate.

The Company and its subsidiaries are defendants in other contingencies (labor, civil and tax) at administrative or judicial levels, in the approximate amount of R$ 4,200,104, of which R$ 2,939,678 related to tax contingencies, R$ 302,847 to civil contingencies, and R$ 957,579 to labor and social security contingencies. The assessments made by legal counsel define these contingencies at administrative or judicial levels as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

a) Labor contingencies

As at December 31, 2010, the Company is a defendant in 11,238 labor claims, for which a provision has been recorded in the amount of R$ 188,188 (R$ 164,584 in 2009). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

b) Civil contingencies

Among the civil contingencies in which the Company is a defendant are claims for indemnity, generally resulting from on-the-job accidents, occupational diseases and contractual litigation related to the Company’s industrial activities. For contingencies involving civil matters, a provision has been recognized in the amount of R$ 80,330 as at December 31, 2010 (R$ 61,428 in 2009).

Among the environmental contingencies at administrative or judicial levels in which the Company is a defendant, most involve contingencies at administrative level aimed at determining possible occurrences of environmental irregularities and straightening out environmental licenses. At judicial level there are collection contingencies related to fines imposed as a result of these irregularities and class action contingencies with claims for indemnities, consisting of environmental repairs in most cases. Generally, these contingencies result from discussions regarding alleged damages to the environment related to the Company’s industrial activities. For contingencies involving environmental matters, a provision was recognized in the amount of R$ 500 as at December 31, 2010.

c) Tax contingencies

§ Income tax and social contribution

(i) ”Plano Verão” - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (“Summer Plan”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently under accounting investigation.

As at December 31, 2010 there is an amount of R$ 341,551 (R$ 339,215 in 2009) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$ 20,892 (R$ 20,892 in 2009), which represents the portion not recognized by the courts.

(ii) CSLL Export (Social Contribution on Income from Export Revenues) – In February 2004 the Company filed a lawsuit claiming that it should not be subject to payment of CSLL (social contribution) on its export revenues/profits, as well as to obtain court authorization to offset all the amounts of CSLL incorrectly paid on such export revenues/profits since the publication of Constitutional Amendment 33/2001, which provided new wording to article 149, paragraph 2 of the 1988 Federal Constitution (CF/88), by determining that “social contributions shall not be levied on export revenues”.

In March 2004 an injunction was granted, and subsequently confirmed in a court decision, authorizing the exclusion (from the CSLL tax base) of just the export profits.

Such court decision was overturned by the 4th Panel of the Federal Regional Court (TRF) for the 2nd Region, which denied the injunction requested by the Company. An extraordinary appeal (RE) challenging the constitutionality of the regional court decision was filed, but it was put on hold until such time as the Federal Supreme Federal (STF) decides the matter in the case records of RE 564.413 (leading case), which recognized the existence of general repercussion of this same constitutional issue.

In December 2008 the Company received a Collection Notice for the amounts relating to exclusion of such revenues from the CSLL tax base. Therefore, the Company’s Board of Directors approved a motion to attach the Collection Notice to the installment payment program introduced by Law 11941/2009 (REFIS), and also to continue discussing the main matter in court relating to non-levy of CSLL on export profits, which was recently judged by the STF in the case records of RE 564.413 (leading case) in a vote contrary (6X5) to taxpayers. This decision has not yet been published and will probably be subject to appeal.

Up to December 31, 2010 the amount of the suspended requirement and the credits offset on the basis of such lawsuit was R$ 401,916 (R$ 1,240,158 in 2009), plus the SELIC rate.

§ Contribution for intervention in the economic domain - CIDE

The Company questioned the legal validity of Law 10168/00, which introduced the collection of CIDE on amounts paid, credited or remitted to non-resident beneficiaries by way of royalties or compensation for agreements involving supply, technical assistance, assignment and licenses for use of trademarks and patents.

The ruling at the lower court was unfavorable and this was upheld by the TRF for the 2nd Region. The Company filed an Appeal for Declaratory Judgment, which was likewise turned down. An extraordinary appeal was filed with the STF, admissibility of which is presently awaiting the higher court’s decision.

In view of the unfavorable decisions and the benefits involving reduction in fines and interest, the Company’s Board of Directors approved including the amounts covered by the court litigation in the tax recovery program introduced by Law 11941/2009.

After application of the benefits of this program, the Company maintains judicial deposits in the amount of R$ 6,141, of which R$ 2,895 involves excess deposits after application of the REFIS reductions that may be offset against other debts being challenged in court by the taxpayer or converted into income. As at December 31, 2010 there is a provision recognized in the amount of R$ 3,246 (R$ 3,376 in 2009), including legal charges.

§ Salary premium for education – “Salário Educação”

The Company has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

The accrued amount and judicial deposit as at December 31, 2010 totals R$ 33,121 (R$ 33,121 in 2009).

§ On-the-job accident insurance - SAT

The Company is challenging in court the increase in the SAT rate from 1% to 3% (first lawsuit), and is also challenging the increase in SAT for purposes of the Special Retirement Contribution, which was set at 6%, according to legislation applicable to employees exposed to toxic material (second lawsuit).

As regards the first lawsuit mentioned above, the lower court decision was unfavorable and the lawsuit is now being judged by the TRF for the 2nd Region. With respect to the second lawsuit, its decision was unfavorable to the Company and the amount due in this lawsuit, R$ 33,077, was deposited in court, in favor of the INSS (National Institute of Social Security).

The accrued amount as at December 31, 2010 totals R$ 36,966 (R$ 50,880 in 2009), which includes legal charges and refers exclusively to the lawsuit related to the increase from 1% to 3% for all the Company’s locations. In view of the likelihood of loss in this court challenge, the Board of Directors approved including the amount relating to this matter in the installment payment program under Law 11941/2009. Due to joining the REFIS and waiver of the lawsuit challenging the rate increase from 1% to 3%, CSN included the unassessed period in the Ordinary Installment Payment Program, which is presently awaiting ratification.

§ IPI premium credit over export

The tax legislation allowed Brazilian companies to recognize an excise tax (IPI) premium credit until 1983, when by executive order from the government these benefits were cancelled and it was no longer permitted to utilize these credits.

The Company challenged the constitutionality of this act and filed a lawsuit claiming the right to utilize the IPI premium credit on exports from 1992 to 2002, since only laws passed by the legislature can cancel or revoke benefits granted by past legislation.

In August 2003 the Company obtained a favorable decision at the lower court, authorizing the utilization of such credits. The National Treasury appealed and obtained a favorable decision. The Company then filed a special and extraordinary appeal against the decision to the Superior Court of Justice - STJ and STF, respectively.

Between September 2006 and May 2007, the National Treasury filed 5 tax collection lawsuits and 3 administrative proceedings against the Company relating to collection of the taxes that were offset against the IPI premium credit. The total amount involved approximates R$ 4.5 billion, inflation adjusted through December 31, 2010.

On August 29, 2007 CSN pledged assets backed by treasury shares in the amount of R$ 536 million, with the equivalent of 25% of this amount being replaced by judicial deposits through monthly installments made through December 31, 2007, and as such replacements occur, a request was filed to release the pledges of the equivalent amounts in shares at the closing quotation for the share on the date prior to the deposit, and this request was about to be granted.

On August 13, 2009, the STF rendered a decision, with general repercussion, determining that the IPI premium credit was only in effect through October 1990. Accordingly, the credits accrued after 1990 were not recognized and, in view of this STF decision, the Company’s Board of Directors approved including this matter in the tax recovery program for tax debts introduced by Provisional Measure 470/09 and Law 11941/09, which entails benefits in terms of reduction of fines, interest and legal charges.

The Company maintened a provision for the amount of the credits already, plus late payment charges through September 30, 2009. The new amount of debt after application of the reductions prescribed in the program under Law 11941/09 was offset against the escrow deposits related to these lawsuits, resulting in excess deposits in the amount of  R$516 million after applicationof the REFIS reductions, wich can either be offset against other debits included in the installment payment program or refunded. These debits are still subject  to validation by the appropriate authorities, wich will take place during 2011.

The debts under Provisional Measure (MP) 470/09 were paid in 12 installments as from November 2009, with the last four installments being replaced by the use of the income tax and social contribution tax loss carryforwards, in the manner provided by applicable legislation. The appropriate authorities are still examining the data submitted in order to consolidate the debts included in such installment payment program. So far 5 administrative cases, in the amount of R$ 1.8 billion, are being challenged by the authorities, with the first 2 being included as executable tax debts. The Company promptly challenged the challenges at the administrative level (by means of filing the appropriate appeals), since there are strong arguments in the sense of allowing inclusion of such debts in the installment payment under MP 470/09, and obtained a court order suspending the appeals filed by the government, which suspended the requirement to pay the debt until a final decision is reached at the administrative level. The administrative cases aimed at re-inclusion of the debts under MP 470/09 are still being analyzed.

§ Other

The Company has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, COFINS Law 10833/03, PIS Law 10637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$ 84,367 as at December 31, 2010, (R$ 72,124 in 2009), wich includes legal charges

In relation to the COFINS Law 10833/03 debt, the Board of Directors approved inclusion of the related amounts in the tax recovery program under Law 11941/09. The Company maintained a provision for the amount of these credits already offset, plus late payment charges through September 30, 2009.

The new amount of debts after application of the reductions allowed under the program of Law 11941/09 was offset against judicial deposits related to these lawsuits, resulting in excess deposits in the amount of R$ 9,141 after application of the REFIS reductions, which may be offset against other debts included in the installment plan or challenge in court or refunded. These debts are still subject to validation by the appropriate authorities, which is set to occur in 2011.

On June 14, 2010, the TRF for Brasília turned down a lawsuit for annulment filed by CSN against the Anti-Trust Board (CADE), which sought to annul the assessment imposed for allegedly committing the violations prescribed by articles 20 and 21, item I, of Law 8884/1984. The appropriate appeals were filed against this decision but were turned down, giving rise to an Appeal for Declaratory Judgment, which is awaiting judgment. The collection of fine in the amount of R$ 65,292 is suspended by court decision, which granted suspension based on the guarantee for the debt provided by CSN. This lawsuit is classified as possible loss.

22. PROVISIONS FOR ENVIRONMENTAL AND DECOMMISSIONING LIABILITIES

a) Environmental Liabilities

As at December 31, 2010, a provision is recognized in the amount of R$ 278,106 (R$ 116,544 in 2009) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are Management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities.

The provisions are measured at the present value of the expenditures required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as finance cost.

The long-term interest rate used to discount to present value and update the provision through December 31, 2010 is 11.00%. The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of Assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time. The cost of decommissioning of assets equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized at December 31, 2010 R$ 17,421 (R$ 15,524 in 2009).

23. SHAREHOLDERS´ EQUITY

i. Paid-up capital

The Company’s fully subscribed and paid-up capital as at December 31, 2010 is R$ 1,680,947 (R$ 1,680,947 as at December 31, 2009), divided into 1,483,033,685 (755,179,610 in 2009) common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting of Shareholders. At the Extraordinary General Meeting held on March 25, 2010 approval was granted to a split in shares representing the capital, a transaction whereby each share began to be represented by 2 (two) new shares. At the Extraordinary General Meeting held on November 1, 2010 approval was granted to cancel 27,325,535 shares that were held in treasury.

ii. Authorized capital

The Company’s bylaws in effect as at December 31, 2010 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, in the manner provided by article 193 of Law 6404/76). The limit for this reserve has already been reached, as required by applicable legislation.

iv. Treasury shares

The Company holds in treasury 25,063,577 shares that it issued, acquired in the market for R$ 570,176 (R$ 1,191,559 in 2009) for future disposal or cancelation. The market value of these treasury shares as at December 31, 2010 corresponds to R$ 668,446 (R$ 1,466,895 in 2009).

v. Ownership structure

As at December 31, 2010, the Company’s ownership structure was as follows:

		2010
	Number of common shares	% of total shares	% w/o treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A.	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.14%	2.18%
Diversos (ADR - NYSE)	358,913,048	24.20%	24.62%
Other shareholders (approximately 10 thousand)	298,581,820	20.13%	20.47%
	1,457,970,108	98.31%	100.00%
Treasury shares	25,063,577	1.69%
Total shares	1,483,033,685	100.00%

vi. Changes in outstanding shares

Changes in common shares outstanding	Number of shares	Balance held in treasury
Opening balance in 2009	1,517,338,908	69,468,768
Acquisition of treasury shares	(59,368,800)	59,368,800
Cancelation of shares		(76,448,456)
Balance at December 31, 2009	1,457,970,108	52,389,112
Cancelation of shares		(27,325,535)
Balance at December 31, 2010	1,457,970,108	25,063,577

vii. Appropriated retained earnings

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

24. DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY

12/31/2010
Net income for the year	2,516,376
IFRS adjustments - First-time adoption	(33,416)
Basic net income for determination of dividends	2,482,960

Proposed allocation:
Investment reserve	(626,160)
Total allocation to reserves	(626,160)
Interest on shareholders’ equity	(356,800)
Proposed dividends	(1,500,000)
Total proposed dividends and interest on shareholders’ equity	(1,856,800)

Weighted average number of shares	1,457,970
Dividends and interest on shareholders’ equity per share	1.2736

Additional information
Mandatory minimum dividends for the year (*)	629,094
Residual balance from prior years	957
Dividends payable	630,051
(*) CSN’s bylaws establish mandatory minimum dividends of 25% after exclusions of the legal reserves.

a) Interest on shareholders’ equity

The Company’s management will propose to the Annual General Meeting the payment of interest on shareholders’ equity in the amount of R$ 356,800, corresponding to R$ 0.244724 per share outstanding at that date.

The calculation of interest on shareholders’ equity is based on the variation in the Long-Term Interest Rate (TJLP) on equity, limited to 50% of the profit for the period before income tax or 50% of the retained earnings and earnings reserves, and the higher of the two limits may be used, as provided for by prevailing legislation.

Pursuant to CVM Resolution 207 of December 31, 1996 and applicable tax rules, the Company elected to record interest on shareholders’ equity proposed against the finance costs account and to reverse it in the same account and, therefore, it is not presented in the income statement and has no effect on profit, except regarding the tax effects recognized in the income tax and social contribution lines. Management will propose that the amount of interest on shareholders’ equity be attributable to the mandatory minimum dividend.

25. OPERATING REVENUES

Net operating revenues is as follows:

	2010	2009
Operating revenues
Domestic market	13,201,074	10,488,409
Foreign market	4,270,333	3,197,187
	17,471,407	13,685,595
Deductions
Cancelled sales and discounts granted	(416,706)	(462,954)
Taxes levied on sales	(2,604,191)	(2,244,278)
	(3,020,897)	(2,707,232)
Net operating revenues	14,450,510	10,978,364

26. OTHER OPERATING EXPENSES AND INCOME

	2010	2009
Other operating expenses	(643,081)	(695,905)
Taxes and fees	(81,394)	(109,753)
Effect of REFIS - Law 11941/09 and MP 470/09 (Note 20)	(8,444)
Provision for contingencies and net losses on reversals	(260,235)	(297,695)
Contractual and non-deductible fines	(155,445)	(46,882)
Fixed cost of equipment stoppages	(21,213)	(34,198)
Write-off of obsolete assets	(32,098)	(112,483)
Expenses on studies and project engineering	(21,142)	(6,385)
Impairment of goodwill ERSA		(23,137)
Other expenses	(63,110)	(65,372)
Other operating income	92,478	1,416,735
PIS / COFINS / ICMS credits recovered during the year	32,739
Gains on investments	2,534	835,115
Effect of REFIS - Law 11941/09 and MP 470/09 (Note 20)		505,297
Gain on acquisition of "precatórios" from the city of Piraí	15,595
Other income	41,610	76,323
Other operating (expenses) income	(550,603)	720,830

27. FINANCE EXPENSES AND INCOME

	2010	2009
Finance expenses:
Loans and financing - foreign currency	(641,632)	(598,849)
Loans and financing - local currency	(791,926)	(277,699)
Related parties	(374,929)	(365,150)
Capitalized interest	215,624	85,260
PIS/COFINS on other revenues	(1,079)	(1,072)
Losses on derivatives (*)	(27,252)	(152,102)
Net effect of REFIS - Law 11941/09 and MP 470/09	(33,921)	2,336
Interest, fines and late payment charges	(283,768)	(281,190)
Other finance costs	(261,570)	(304,049)
	(2,200,453)	(1,892,515)
Finance income:
Related parties	53,491	55,750
Yields from marketable securities	394,183	276,177
Other yields	195,466	254,098
	643,140	586,025
Inflation adjustment:
- Assets	271	8,465
- Liabilities	(8,714)	69,266
	(8,443)	77,731
Exchange gains (losses):
- On assets	(585,719)	(295,526)
- On liabilities	398,527	995,064
- Exchange gains (losses) on derivatives (*)	(158,510)	282,786
	(345,702)	982,324
Inflation adjustment and exchange gains (losses), net	(354,145)	1,060,055

Finance costs, net	(1,911,458)	(246,435)

(*) Statement of results of derivative transactions
CDI x US$ swap	(231,673)	(581,523)
EUR x US$ swap	(6,763)
LIBOR x CDI swap	(18,864)	(17,445)
Future US$	79,926	(231,563)
Total return on equity swap		1,026,463
Other	(8,388)	(65,248)
	(185,762)	130,684

28. SEGMENT AND GEOGRAPHICAL INFORMATION

According to the Company’s structure, its businesses are distributed into 5 (five) operating segments. Thus, we analyzed our information by segment as follows:

• Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of packaging, metallic packaging and galvanized steel, with operations in Brazil, the United States and Portugal. This segment serves the following markets: civil construction, steel packaging for Brazilian chemical and food industries, white line (home appliances), automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel with great durability. They also produce tinplate, a raw material used to produce packaging.

Overseas, Lusosider, which is based in Portugal, also produces metallic sheets, as well as galvanized steel. CSN LLC in the U.S. meets local market needs by supplying cold rolled and galvanized steel. For 2012, it is slated to begin production of long steel products. The initial production slated, to the tune of 500 thousand metric tons per year (mtpy), will consolidate the company as a source of complete solutions for civil construction, complementing its portfolio of products with high added value in the steel chain.

• Mining

This segment encompasses the activities of iron ore and tin mining. The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas – MG that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A. (Namisa), which has its own mines, which are also of excellent quality, and further sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate the solid bulk terminal TECAR, one of the four terminals that comprise the Port of Itaguaí (RJ). Importations of coal and coke are carried out through this terminal.

• Logística

i. Railroad

CSN has equity interests in two railroad companies: MRS Logística S. A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S. A., which operates the old Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo - Rio de Janeiro - Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Port of Itaguaí, in Rio de Janeiro, to Volta Redonda, and carries CSN’s exports to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government will be making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project, slated for conclusion in 2013, further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system, which covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the ports of Pecém and Suape, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Port

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and inter-modal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in the country. At present it has capacity for annually handling 480 thousand containers and 30 million metric tons of bulk cargo.

• Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

• Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. Currently, the clinker used in cement production is leased from third parties however, it will be produced by CSN itself in 2011, when the first stage of the Arcos factory in Minas Gerais will be completed. CSN also has a limestone mine on that site, which is already part of its cement division.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

Sales by geographic area are determined based on the location of customers. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil, while export revenues represent revenues from customers located abroad.

							2010
	Steel	Mining	Logistics		Energy	Cement	Corporate Expenses / Elimination	Consolidated
			Port	Railroad
Results
Metric tons (Th.) - (unaudited) (*)	4,795,851	18,554,984				991,789		24,342,624
Revenues
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
Foreign market	1,162,539	3,041,166						4,203,705
Cost of sales and services	(6,095,348)	(1,186,962)	(70,046)	(521,747)	(41,579)	(163,631)	392,571	(7,686,742)
Gross Profit	3,830,661	2,428,180	49,269	316,689	71,938	38,210	28,821	6,763,768
Selling and administrative expenses	(573,572)	(134,580)	(16,590)	(70,644)	(25,555)	(43,119)	(350,759)	(1,214,819)
Depreciation	519,411	145,817	5,577	102,629	22,501	13,648	(3,414)	806,169
Adjusted EBITDA	3,776,500	2,439,417	38,256	348,674	68,884	8,739	(325,352)	6,355,118

								2010
	Steel	Mining	Logistics		Energy	Cement	Corporate Expenses / Elimination	Consolidated
			Port	Railroad
Sales by geographic area
Asia	40,752	2,513,499						2,554,251
North America	432,229							432,229
Latin America	193,692							193,692
Europe	454,997	527,667						982,664
Other	40,869							40,869
Foreign market	1,162,539	3,041,166						4,203,705
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
TOTAL	9,926,009	3,615,142	119,315	838,436	113,517	201,841	(363,750)	14,450,510

(*) The volumes of ore sales presented in this note consider the Company’s sales and investments in subsidiaries (Namisa 60%).

								2009
	Steel	Mining	Logistics		Energy	Cement	Corporate Expenses / Elimination	Consolidated
			Port	Railroad
Results
Metric tons (Th.) - (unaudited) (*)	4,110,266	17,478,837				338,272		21,927,375
Revenues
Domestic market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
Foreign market	1,155,780	1,716,050						2,871,830
Cost of sales and services	(5,572,268)	(1,179,304)	(75,563)	(464,104)	(43,363)	(60,893)	373,376	(7,022,119)
Gross Profit	2,629,022	784,236	68,800	358,399	73,278	(513)	43,023	3,956,245
Selling and administrative expenses	(490,708)	(108,137)	(14,290)	(58,283)	(24,978)	(16,135)	(403,325)	(1,115,856)
Depreciation	484,351	134,665	10,776	109,514	25,234	8,714	6,898	780,152
Adjusted EBITDA	2,622,665	810,764	65,286	409,630	73,534	(7,934)	(353,404)	3,620,541

								2009
	Steel	Mining	Logistics		Energy	Cement	Corporate Expenses / Elimination	Consolidated
			Port	Railroad
Sales by geographic area
Asia	248,663	1,368,608						1,617,271
North America	322,798	79,426						402,224
Latin America	117,982							117,982
Europe	424,314	268,016						692,330
Other	42,023							42,023
Foreign market	1,155,780	1,716,050						2,871,830
Domestic market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
TOTAL	8,201,290	1,963,540	144,363	822,503	116,641	60,380	(330,353)	10,978,364

(*) The volumes of ore sales presented in this note consider the Company’s sales and investments in subsidiaries (Namisa 60%).

The Adjusted EBITDA consists of profit plus net finance income (expenses), income tax and social contribution, depreciation and amortization and other operating income (expenses), which are excluded as they refer mainly to non-recurring items of the operation.

The Company’s Executive Officers use the Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

	2010	2009
Adjusted EBITDA	6,355,118	3,620,541
Depreciation	(806,169)	(780,152)
Other operating (Note 26)	(550,603)	720,843
Finance income (expenses) (Note 27)	(1,911,458)	(246,435)
Profit before taxes	3,086,888	3,314,797
Income tax and social contribution (Note 10)	(570,697)	(699,616)
Net income	2,516,191	2,615,181

29. EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN and non-controlling interests, which amounted to R$ 2,516,376 (R$ 2,618,934 in 2009), divided by the weighted average number of common shares outstanding during the year (after the share split), excluding the common shares purchased and held as treasury shares, as follows:

	2010	2009
	Common shares
Profit attributable to owners of CSN	2,516,376	2,618,934
Weighted average number of shares	1,457,970	1,492,453
Basic and Diluted EPS	1.72594	1.75478

30. EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (“CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees and former employees of the Company and some subsidiaries that join the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Council is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of 10 members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan. This new plan took effect as from that date and was called Mixed Supplementary Benefit Plan (“Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefits plans had the opportunity to switch to the new Mixed Plan. As at December 31, 2010 CBS had 30,540 participants (28,419 in 2009), of whom 15,433 were active contributors (12,884 in 2009), 9,888 were retired employees (10,117 in 2009) and 5,219 were related beneficiaries (5,418 in 2009). Out of the total participants as at December 31, 2010, 14,108 belonged to the defined benefit plan and 16,432 to the mixed plan.

The assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As at December 31, 2010 CBS held 12,788,231 common shares of CSN (70,981,734 common shares as at December 31, 2009). In 2010 CBS received R$ 73 million in dividends on the equity interest represented by such shares. The total assets of the entity amounted to R$ 3.4 billion and R$ 3.6 billion as at December 31, 2009 and 2010, respectively. The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

a. Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old-age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

b. Investment policy

The investment policies establish the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Council considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3792/09 published by the National Monetary Council (“CMN”).

c. Employee benefits

	2010	2009	1/1/2009
Obligations recorded in the Balance Sheet
Pension plan benefits			67,532
Post-employment health benefits	367,839	317,145	296,608
	367,839	317,145	364,140

The reconciliation of assets and liabilities of employee benefits is as follows:

	2010	2009	1/1/2009
Present value of defined benefit obligations	1,982,556	1,731,767	1,415,029
Fair value of plan assets	(2,316,018)	(2,160,158)	(1,396,350)
Deficit/(surplus)	(333,462)	(428,391)	18,679
Restriction due to limitation of recovery	280,582	380,092	18,737
Net Liabilities/(Assets)	(52,879)	(48,299)	37,416
Liabillities			67,534
Assets (*)	(52,879)	(48,299)	(30,118)
Net Liabilities(Assets)	(52,879)	(48,299)	37,416

(*) The Asset resulting from the actuarial valuation was not recorded by the Company since there is no clear evidence of its realization, in accordance with IAS 19 – Employee benefits.

Changes in the present value of the defined benefit obligation during the year are as follows:

	2010	2009
Present value of obligations at beginning of year	1,731,767	1,415,029
Cost of service	1,313	1,249
Cost of interest	185,285	174,122
Benefits paid	(166,147)	(148,561)
Actuarial loss/(gain)	225,341	287,146
Other	4,999	2,782
Present value of obligations at end of year	1,982,556	1,731,767

The changes in the fair value of the plan assets during the year are as follows:

	2010	2009
Fair value of assets at beginning of year	(2,160,158)	(1,396,350)
Expected return on plan assets	(218,229)	(176,356)
Contributions of sponsors	(63,109)	(68,890)
Contributions of participants		(2,782)
Benefits paid	166,147	148,561
Actuarial gains/(losses)	(40,669)	(664,341)
Fair value of plan assets at December 31	(2,316,018)	(2,160,158)

The amounts to be recognized in the income statement are presented below:

	2010	2009
Cost of current service	1,313	1,249
Cost of interest	185,285	174,122
Expected return on plan assets	(218,229)	(176,356)
Total unrecognized revenue (*)	(31,631)	(4,467)
Total costs recognized in the income statement		3,482
Total costs (revenues), net (*)	(31,631)	(985)

(*) The revenue resulting from the actuarial valuation was not recorded by the Company since there is no clear evidence of its realization, in accordance with IAS 19 – Employee benefits.

The cost is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses are as follows:

	2010	2009
Actuarial (gains) and losses	184,671	(377,195)
Restriction due to limitation of recovery	(99,509)	361,355
Total cost of actuarial (gains) and losses	85,162	(15,840)

There were no changes in actuarial liabilities (assets) from 2009 to 2010, with the actuarial loss being the result of the fluctuations in the investments comprising the portfolio of assets held by CBS.

The history of actuarial gains and losses is as follows:

	2010	2009	1/1/2009
Present value of defined benefit obligations	1,982,556	1,731,767	1,415,029
Fair value of plan assets	(2,316,018)	(2,160,158)	(1,396,350)
Surplus	333,462	428,391	(18,679)
Experience adjustments in plan obligations	225,341	287,146
Experience adjustments in plan assets	40,669	664,341

The main actuarial assumptions used were:

	2010	2009	1/1/2009
Actuarial method for Financing	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit
Functional currency	Real (R$)	Real (R$)	Real (R$)
Recording of plan assets	Marke value	Market value	Market value
Amount used as estimate of equity at year end	Best estimate of CBS for position at 12/31/2010	Best estimate of CBS for position at 12/31/2009	Best estimate of CBS for position at 1/1/2009
Discount rate	10.66%	11.18%	12.76% - 13.07%
Inflation rate	4.40%	4.20%	4.50%
Nominal salary increase rate	5.44%	5.24%	5.55%
Nominal benefit increase rate	4.40%	4.20%	4.50%
Rate of return from investments	11.31% - 12.21%	10.21% - 10.78%	12.93% - 13.21%
General mortality chart	AT 2000 segregated by gender	AT 2000 segregated by gender	AT 83 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Mortality table for disabled persons	Winklevoss - 1%	Winklevoss - 1%	Winklevoss
Turnover table	Millennium plan at 2% p.a., nil for DB plans	Millennium plan at 2% p.a., nil for DB plans	Milennium plan at 2% p.a., nil for DB plans
Retirement age	100% on first date for becoming eligible for programmed retirement beneft under plan	100% on first date for becoming eligible for programmed retirement benefit under plan	100% on first date for becoming eligible for programmed retirement benefit under plan
Family composition of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	2010	2009	1/1/2009
Longevity at age of 65 for current participants
Male	19.55	19.55	18.63
Female	22.17	22.17	21.98

The actual return on the plan assets was R$ 258,898 (R$ 840,697 as at December 31, 2009).

Allocation of plan assets:

		2010		2009
Variable income	234,303	10.12%	1,308,232	60.56%
Fixed income	1,961,306	84.68%	756,424	35.01%
Real estate	52,352	2.26%	41,190	1.92%
Other	68,057	2.94%	54,312	2.51%
Total	2,316,018	100.00%	2,160,158	100.00%

Expected long-term returns on plan assets:

	2010	2009
Variable income	15.58%	12.30%
Fixed income	10.44%	9.48%
Real estate	9.62%	9.71%
Other	9.62%	16.05%
Total	10.31%	11.50%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit ("CDI") and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

Expenses for the year 2010 on the mixed plan, which includes defined contribution components, amounted to R$ 22,514 (R$ 19,560 for 2009).

d. Expected contributions

Expected contributions of R$ 64,747 will be paid to defined benefits plans in 2011.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$ 25,000 will be paid in 2011.

e. Post-employment health care plan

This is a health care plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received amnesty, veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the health care plan has not permitted the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Emprados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	2010	2009
Present value of obligations	367,839	317,145
Liabilities	367,839	317,145

The interest on the actuarial obligation amounted to R$ 35,457 in 2010 (R$ 38,440 in 2009).

The reconciliation of liabilities for health benefits is as follows:

	2010	2009
Actuarial liabilities at beginning of year	317,145	296,608
Cost of current service	35,457	38,440
Contributions of sponsor transferred in prior year	(33,064)	(35,136)
Recognition of (gain)/loss for the year	48,301	17,232
Actuarial liabilities at end of year	367,839	317,145

The actuarial gains and losses recognized in equity are as follows:

	2010	2009
Actuarial loss on obligation	48,301	17,232
Loss recognized in equity	48,301	17,232

The history of actuarial gains and losses is as follows:

	2010	2009	01/01/2009 (*)
Present value of defined benefit obligation	367,839	317,145	296,608
Deficit/(surplus)	367,839	317,145	296,608
Experience adjustments in plan obligations	48,301	17,232	9,023

(*) IAS 19 requires disclosure of the history for 5 (five) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS.

The effect of a 1% (one per cent) change in the presumed tendency rate for health costs is as follows:

	2010		2009

Total effect of cost of current service and finance cost	3,603	(3,128)	3,274	(2,847)
Effect on defined benefit obligation	34,122	(29,617)	29,287	(25,461)

The actuarial assumptions used for calculating post-employment health benefits were:

	2010	2009
Biometric assumptions
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N/A	N/A
Family composition	Actual composition	Actual composition

Financial assumptions	2010	2009
Nominal actuarial discount rate	10.77%	11.18%
Inflation	4.40%	4.20%
Increase in medical cost based on age	1.50%	1.50%
Nominal growth rate in Medical Service Costs	2.31%	2.31%
Average Medical Cost	316.22	274.16

31. COMMITMENTS

a. Take-or-pay contracts

As at December 31, 2010 and 2009, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments		Minimum future commitments
Company
contracted	Nature of service	Contract terms	2009	2010	2011	2012	2013	2014	2015	After 2016	Total
MRS Logística	Transportation of iron ore	Transportation of at least 80% of the metric tons agreed to be carried by MRS.	157,685	92,504	136,607	136,607	136,607	136,607	136,607	68,303	751,338
MRS Logística	Transportation of iron ore, coal and coke	Transportation of 8,280,000 mtpy for coal, coke and other reduction products - 3,600,000 Mpta.	259,979	7,151	133,412	100,060					233,472
FCA	Transportation of mining products	Transportation of at least 1,900,000 Mpta.	58,473	419	63,085	63,085	63,085				189,255
FCA	Railroad transportation of clinker by FCA for CSN Cimentos	Transportation of at least 675,000 Mpta of clinker in 2011 and 738,000 Mpta of clinker as from 2012.			24,638	26,937	26,937	26,937	26,937	116,727	249,113
ALL	Railroad transportation of steel products	Railroad transportation of at least 20,000 metric tons of stell products per month from the Água Branca Terminal in São Paulo to CSN PR in Araucária - PR.		10,214	14,760	3,690					18,450
White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakes to acquire at least 90% of the annual volume of gas contracted w ith White Martins.	103,008	103,098	88,698	88,698	88,698	88,698	88,698	88,698	532,188
CEG Rio	Supply of natural gas	CSN undertakes to acquire at least 70% of natural gas.	359,780	431,093	264,646	264,646					529,292
Vale S.A	Supply of ore pellets	CSN undertakes to acquire at least 90% of the volume of lead pellets guaranteed in the contract.	22,268	195,221	141,765	141,765	141,765	94,510			519,805
Compagás	Supply of natural gas	CSN undertakes to acquire at least 80% of the annual volume of natural gas contracted w ith Compagás.	11,984	15,318	11,754	11,754	11,754	11,754	11,754	105,786	164,556

COPEL	Supply of energy	CSN undertakes to acquire at least 80% of the annual volume of electric pow er contracted w ith COPEL.	9,583	13,178	8,809	8,809	8,809	8,809	8,809	52,852	96,897
K&K Tecnologia	Supply of blast furnace mud generated in the pig iron production process	CSN undertakes to acquire at least 3,000 metric tons of blast furnace mud for porcessing in the mud concentration plant of CSN.			6,480	6,480	6,480	6,480	6,480	46,980	79,380
Harsco Metals	Supply of slag resulting from the pig iron and steel production process	The Harsco Metals Ltda. undertakes to perform the Scrap recovery Services resulting from the process of production of pig iron and steel from CSN / UPV, receiving by this process the equivalent in value the result of multiplying the unit price (U.S. $ / t) by the total Liquid Steel CSN’s Mill production, w ith a guarantee of a minimum production of liquid steel corresponding to 400,000 tons.	32,819	37,279	28,416	28,416	28,416	14,208			99,456
			1,015,579	905,475	923,070	880,947	512,551	388,003	279,285	479,346	3,463,202

b. Concession agreements

Minimum future payments related to government concessions as at December 31, 2010 fall due according to the schedule set out in the following table:

		Minimum future commitments
Concession	Nature of service	2011	2012	2013	2014	2015	After 2016	Total
MRS	Concession for a period of 30 years, renewable for another 30 years, for transporting iron ore from the mines of Casa de Pedra in MG and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda and transportation of exports back to the Ports of Itaguaí and Rio de Janeiro.	225,944	225,958	225,958	225,958	225,958	2,372,42	3,502,202

Transnordestina	Concession for a period of 30 years granted on December 31, 1997, renewable for another 30 years, for development of public railroad transportation services in the Northeast of Brazil. The Northeast System covers 4,238 km of railroad track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	5,809	5,809	5,809	5,809	5,809	69,705	98,750

Tecar	Concession to operate the solid bulk terminal TECAR, one of the four terminals that comprise the Port Itaguaí, in Rio de Janeiro, for a period expiring in 2022 and renewable for another 25 years.	86,530	108,895	131,856	131,856	131,856	922,992	1,513,985

Tecon	Concession for a period of 25 years granted on September 3, 1998 , renewable for another 25 years, to operate the container terminal at the Port de Itaguaí (RJ).	20,490	20,490	20,490	20,490	20,490	215,142	317,592

		338,773	361,152	384,113	384,113	384,113	3,580,265	5,432,529

c. Projects and other commitments

• Steel – Flat and long steel

The Company is implementing a long-steel unit in Volta Redonda, in Rio de Janeiro, within its main facility. In this new unit, CSN intends to produce 500,000 metric tons per year (mtpy) of log steel products, of which 400,000 mtpy of beams and 100,000 mtpy of machine wire. Total investment in production of long-steel products will amount to approximately R$ 974 million. The new facilities will use scrap and pig iron as the main raw materials. Besides this mill, CSN is also developing two entirely new long-steel projects, each also with capacity of 500,000 mtpy. The Company’s forecast is that these two new units will start up production by the end of 2013. CSN is also developing a long steel project, with slated installed capacity of 1.5 million mtpy, in a site to be confirmed.

• Iron ore project

The iron ore business lines of CSN encompass expansion of its mining activities and its maritime port facilities. The Company is forecasting that by 2014 it will be producing iron ore products to the tune of 89 million mtpy, 50 million mtpy at Casa de Pedra and 39 million mtpy at Namisa. We expect to finance these investments through the Brazilian Development Bank (BNDES), export credit agencies, placement of securities and free cash flows from our current operations.

Moreover, CSN is investing in expanding the capacity of its maritime port in Itaguaí, or TECAR, up to the point where it can handle 84 million mtpy. The present export capacity is equivalent to 30 million mtpy.

In addition to these projects, the Company is evaluating other opportunities for greenfield and brownfield projects, as well as some acquisition options.

CSN holds the concession to operate the solid bulk terminal TECAR, one of the four terminals that comprise the Port of Itaguaí, in Rio de Janeiro, through which coal and coke imports are carried out. The term of the concession agreement is 25 years, renewable for another 25 years.

Upon extinction of this concession, all the rights and privileges transferred to CSN, together with the assets owned by CSN and those resulting from investments it made in leased assets declared reversible by the government will be returned to CDRJ (Companhia Docas do Rio de Janeiro) since they are need for the continued provision of services granted under the concession. The assets declared to be reversible will be indemnified by CDRJ for the residual value of their cost, after deduction of depreciation/amortization.

• Cement project

The Company has invested R$ 814 million in the construction of an entirely new grinding unit in Volta Redonda, which is already in operation, and a new clinker furnace in Arcos/MG, with production capacity of 2.4 million mtpy and 830,000 mtpy, respectively. This project represents CSN’s entry into the cement market, taking advantage of the slag generated by its blast furnaces and its limestone reserves in Arcos.

In the 4th quarter of 2010, cement sales reached 342,799 metric tons (338,000 in 2009), and is expected to reach full production capacity by 2012. These investments are partly financed by BNDES. In addition to this plant, the Company is undertaking other projects as well, such as the installation of an integrated cement plant in Arcos, with capacity of up to 1 million mtpy, and is further considering setting up three additional integrated plants (cement and clinker) in Brazil by 2014, also with capacity of 1 million mtpy. Combined, these cement operations and projects will involve total capacity of 6.4 million mtpy by 2014.

• Nova Transnordestina Project

In August 2006, in order to permit implementation of a major infrastructure project led by the Brazilian federal government, CSN Executive Officers approved a transaction for the merger of Transnordestina Logística S.A., a company that was linked to the Nova Transnordestina project by Companhia Ferroviária do Nordeste - CFN, a CSN subsidiary currently named Transnordestina Logística S. A. that holds a 30-year concession granted in 1998 to operate the Northeast Railroad of RFFSA, with 4,238 kilometers of railroad tracks. The Nova Transnordestina project includes 1,728 additional kilometers of the latest generation wide-gauge track. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels. The investments will be financed by means of several agencies, such as the Northeast Investment Fund (FINOR), the Northeast Development Superintendency (SUDENE) and BNDES. The company has already obtained the required environmental authorizations, purchased part of the equipment, contracted some of the services and implementation of the project is already advanced in certain regions.

The Company guarantees the loans for the Transnordestina project from BNDES, in the total amount of R$ 373.5 million as at December 31, 2010. These loans are for the purpose of financing the investments in infrastructure to be made in the Transnordestina project. The maximum amount of future payments that can be required of the guarantor under the guarantee for the project is R$ 373.5 million.

• CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.4 million of coal and coke from the Company’s suppliers through the terminal, as well as third party shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 130 million mtpy of iron ore.

• Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of raw iron ore (ROM) from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008 CSN signed an agreement for the provision of port services for Namisa for a period of 34 years, consisting of receiving, handling, storing and shipping iron ore from Namisa in volumes that vary from 18.0 to 39.0 million . CSN has received the amount of approximately R$ 5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

ii. High silicon ROM

On December 30, 2008, CSN signed an agreement for supply of high silicon ROM ore to Namisa for a period of 30 years in volumes varying from 42.0 to 54.0 million. CSN has already received approximately R$ 1.6 billion as an advance for part of the payments due for the supplies to be made under this agreement. The amounts supplied are reviewed every quarter and adjusted considering changes in the market price for iron ore.

iii. Low silicon ROM

On December 30, 2008, CSN also signed an agreement for supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that vary from 2.8 to 5.04 million. CSN has already received about R$ 424 million as an advance for part of the payments due for the supplies to be made under this agreement. The amounts supplied are reviewed every quarter and adjusted considering changes in the market price for iron ore.

32. INSURANCE COVERAGE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Importation, Exportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Administrators), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

As mentioned in note 33, on May 4, 2011 the Company contracted an insurance policy of Operational Risk of Property Damage and Business Interruption with LMI – Maximum Limit of Indemnity of R$850 million to its entities, units and subsidiaries Usina Presidente Vargas, Mining Casa de Pedra, Arcos Mining, CSN Parana, CSN Porto Real, TECAR Coal Terminal, Terminal TECON, NAMISA and CSN Cement, which was negotiated with the insurers and reinsurers in Brazil and abroad for placement of insurance. The company decided to take responsibility for a range of retention of R$170 million excess of the deductibles for property damage and business interruption and co-participate with 64% of the risks. The Company plans to reduce the co-participation.

Due to their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

33. SUBSEQUENT EVENTS

• On January 26, 2011 the Company disclosed to the market, through a Significant Event Notice, that it has increased its equity interest in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, through purchases of common and preferred shares. The Company now holds 5.03% of the common shares and 4.99% of the preferred shares, as already disclosed to the market on January 13, 2011. Between January 26 and March 21, 2011, the Company purchased new common shares of Usiminas, so that it became the owner of 8.62% of the common shares. Further, on April 20, 2011, the Company increased its participation in Usiminas’ capital through acquisitions of common shares and preferred shares, such that the Company holds 10.01% of common shares and 5.25% of preferred shares. The Company is assessing strategic alternatives in relation to its investment in Usiminas, including potential additional acquisitions of shares in percentage amounts higher than those mentioned above. Any additional acquisitions might lead to changes in the ownership structure or administrative structure of Usiminas.

• On January 28, 2011 CSN merged its subsidiary CSN Aços Longos S.A., which resulted in optimization of processes and reduction and simplification of administrative costs, notably with respect to matters of a managerial nature, due to the concentration in a single organizational structure of all commercial, operational and administrative activities of the two companies.

• The Company took out a R$ 2 billion loan from Caixa Econômica Federal on February 3, 2011. This transaction was carried out through a Special Credit Line for Major Corporations, with issue of a bank credit note in the total amount of the loan, which falls due in 94 months.

• Between February 1 and 10, 2011 the Company purchased 10,456,086 shares of the capital of the mining company Riversdale Mining Limited, in the amount of R$ 281,438, thus achieving total indirect interest of 19.98% of the capital of this company.

• On April 20, 2011 the Company adhered to a takeover bid for shares of Riversdale Mining Limited (“Riversdale”) promoted by Rio Tinto. The Company will sell the total participation currently held in the share capital of Riversdale, equivalent to 47,291,891 shares at A$ 16.50 per share, total A$ of 780,316.

• On April 20, 2011 the Company entered into a new financing contract through a export credit note in the amount of R$ 1.5 billion issued by Banco do Brasil S.A.

• On May 4, 2011 the Company contracted insurance policy of Operational Risk of Property Damage and Business Interruption to its entities, units and subsidiaries Usina Presidente Vargas, Mining Casa de Pedra, Arcos Mining, CSN Parana, CSN Porto Real, TECAR Coal Terminal, Terminal TECON, NAMISA and CSN Cement.

• On May 19, 2011, the Company entered into, through our Spanish subsidiary CSN Steel SL, a share purchase agreement with the Spanish group Alfonso Gallardo (“AG Group”) to establish the acquisition of all the shares held by the AG Group in (i) Cementos Balboa S.A., a cement and clinker producer located in the Extremadura region in Spain; (ii) Corrugados Azpeitia, S.L. and Corrugados Lasao, S.L.U., long steel manufacturers with plants in the Basque Country; (iii) Stahlwerk Thüringen GmbH, a long steel manufacturer located in Unterwellenborn, Germany, specialized in the production of steel profiles, and; (iv) Gallardo Sections S.L.U., a AG Group steel distributor.

Subject to adjustments, pursuant to the share purchase agreement, CSN Steel SL will pay €543 million for the acquisition of the abovementioned shares, and will assume approximately €403 million in indebtedness and further adjustments. The transaction will be submitted to necessary regulatory and/or antitrust approvals, and its closing is still subject to other conditions which are inherent to transactions of this nature.

* * * * *