Form 20-F
period 2011-12-31
NATIONAL STEEL CO
filed 2012-04-30
CIK 1049659

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

David Moise Salama, Investor Relations Executive Officer
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Common Shares, without par value.	1,457,970,108. For further information, see “Item 7A. Major Shareholders,” “Item 9A. Offer and Listing Details” and “Item 10B. Memorandum and Articles of Association.”

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

“TEUs” are to twenty-foot equivalent units;

“consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries reported in International Financial Reporting Standards as issued by the IASB – IFRS as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009,  2010 and 2011, together with the corresponding Report of Independent Registered Public Accounting Firm;

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 contained in “Item 18.  Financial Statements” have been presented in thousands of reais  (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  See Note 2(a) to our consolidated financial statements.

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

The financial statements and other financial information for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this Form 20-F, unless otherwise indicated, were prepared and presented in accordance with IFRS.

Previously published consolidated financial statements in our annual report on Form 20-F for our financial year ended December 31, 2009, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS differs in certain material respects from U.S. GAAP and, accordingly, the consolidated financial statements for our financial years ended December 31, 2011, 2010 and 2009 prepared in accordance with IFRS are not comparable to our consolidated financial statements prepared in accordance with U.S. GAAP for 2009 and prior years presented in our reports on Form 20-F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2011, 2010 and 2009.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, in reais. However, we have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2011 was R$1.8758 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2011, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.  See “Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

IFRS Summary and Financial Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2011 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2011 as reported by the Central Bank of R$1.8758 to US$1.00. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
Income Statement Data:	2011	2011	2010	2009
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	8,807	16,520	14,451	10,978
Cost of products sold	(5,225)	(9,801)	(7,883)	(7,211)
Gross Profit	3,582	6,719	6,568	3,768
Operating expenses
Selling	(322)	(604)	(482)	(447)
General and Administrative	(307)	(576)	(537)	(480)
Other Expenses	(267)	(501)	(599)	(648)
Other Income	383	719	49	1,369
Total	(513)	(962)	(1,569)	(206)
Operating income	3,069	5,757	4,998	3,561

Financial Income (expenses), net	(1,069)	(2,006)	(1,911)	(246)
Income Before Taxes	2,000	3,751	3,087	3,315
Income Tax
Current	(73)	(136)	(363)	(577)
Deferred	28	52	(207)	(123)

Total	1,955	3,667	2,516	2,615

Net income	1,955	3,667	2,516	2,615

Loss attributable to noncontrolling interest	(21)	(39)	-	(4)

Net income attributable to Companhia Siderúrgica Nacional	1,976	3,706	2,516	2,619

Basic earnings per common share	1.35510	2.54191	1.72594	1.75478
Diluted earnings per common share	1.35510	2.54191	1.72594	1.75478

	As of December 31,
Balance Sheet Data:	2011	2011	2010	2009
	(in million of US$)	(in million of R$)
Current assets	11,699	21,945	15,794	12,835
Investments	1,113	2,088	2,104	322
Property, plant and equipment	9,264	17,377	13,777	11,133
Other assets	2,911	5,460	6,380	6,436

Total assets	24,987	46,870	38,055	30,726

Current liabilities	3,464	6,497	4,456	3,998
Non -current liabilities	17,036	31,956	25,776	20,139
Shareholders’ equity	4,487	8,417	7,823	6,589

Total liabilities and shareholders’ equity	24,987	46,870	38,055	30,726

Paid-in capital (in millions of reais)	896	1,681	1,681	1,681
Common shares (in million)	1,457	1,457	1,457	1,457
Dividends declared and interest on shareholders’ equity¹	640	1,200	1,856	1,819
Dividends declared and interest on shareholders’ equity per common share (in reais)¹	0.44	0.82	1.27	1.25

(1)

Amounts consist of dividends declared and accrued interest on shareholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments made in 2011, see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais  by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.  The Brazilian real  has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the recent decades.

Between 2000 and 2002, the real  depreciated significantly against the U.S. dollar, reaching R$3.53 per US$1.00 at the end of 2002.  Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar throughout 2008, reaching R$2.34 per US$1.00 on December 31, 2008.  From 2009 to 2010, the real  appreciated 28.7% against the U.S. dollar and on December 31, 2010 the exchange rate was R$1.67 per US$1.00. In 2011, the real  depreciated 12.6%  and on December 31, 2011, the exchange rate was R$1.88 per US$1.00. On April 18, 2012 the exchange rate was R$1.87 per US$1.00. The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the selling rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

Year ended	Low	High	Average (1)	Period-end
December 31, 2007	1.733	2.156	1.948	1.771
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.994	1.741
December 31, 2010	1.655	1.881	1.759	1.666
December 31, 2011	1.535	1.902	1.675	1.876

Month ended	Low	High	Average	Period-end
October 2011	1.689	1.886	1.773	1.689
November 2011	1.727	1.894	1.790	1.811
December 2011	1.783	1.876	1.837	1.876
January 2012	1.739	1.868	1.790	1.739
February 2012	1.702	1.738	1.718	1.709
March 2012	1.715	1.833	1.795	1.822
April 2012 (through April 18, 2012)	1.862	1.869	1.835	1.869
Source: Central Bank.
(1)	Represents the daily average of the close exchange rates during the period.

We will pay any cash dividends and make any other cash distributions with respect to our common shares in Brazilian currency.  Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by ADS holders on conversion into U.S. dollars of such distributions for payment by the depositary.  Fluctuations in the exchange rate between the real  and the U.S. dollar may also affect the U.S. dollar equivalent of the real  price of our common shares on BM&FBOVESPA.

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

Risks Relating to Brazil

The Brazilian government exercises significant influence over the Brazilian economy.  This influence, as well as Brazilian political and economic conditions, could materially and adversely affect us.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation. See “—Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business” and “Item 5A. Operating Results—Brazilian Macro-Economic Scenario, Effects of Exchange Rate Fluctuations.” The Brazilian government’s actions, policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations may be adversely affected by political, social, and economic developments in or affecting Brazil, and by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors, such as:

•       interest rates;

•       exchange controls;

•       currency fluctuations;

•       inflation;

•       price volatility of raw materials and our final products;

•       lack of infrastructure in Brazil;

•       energy shortages and rationing programs;

•       liquidity of the domestic capital and lending markets;

•       regulatory policy for the mining and steel industries;

•       environmental policies and regulations;

•       tax policies and regulations; and

•       other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will make changes affecting these and other factors may create instability. This may also adversely affect our business, financial condition and results of operations.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Most recently, for example, the real  was R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.34 per US$1.00 at year end. Since then, the real  appreciated against the U.S. dollar and reached R$1.88 per US$1.00 at year end 2011. On April 18, 2012 the exchange rate was R$1.87 per US$1.00.

Depreciation of the real  against major foreign currencies could create inflationary pressures in Brazil and contribute to Central Bank increases in interest rates, which could negatively affect us and the growth of the Brazilian economy, may curtail access to foreign financial markets and may prompt government intervention, which could include recessionary measures.  Depreciation of the real  can also, as in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole.

On the other hand, appreciation of the real  relative to major foreign currencies could lead to a deterioration of Brazilian foreign exchange current accounts, as well as affect export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and us as well as impact the U.S. dollar value of distributions and dividends on and the U.S. dollar equivalent of the market price of our common shares and our ADSs.

In the event the real  depreciates in relation to the U.S. dollar, the cost in reais  of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase.  On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive.  We had total U.S. dollar-denominated or -linked indebtedness of US$5,325 million, or 35.59% of our total indebtedness, as of December 31, 2011.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Brazil has in the past experienced extremely high rates of inflation, which has led the government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the implementation of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA).  Inflation measured by the IPCA index was 4.3%, 5.9% and 6.5% in 2009, 2010 and 2011, respectively.  Inflation and the Brazilian government’s inflation containment measures, mainly through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and interest rate decreases may trigger increases in inflation, with the consequent reaction of sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

Developments and perception of risk in other countries, especially in the United States, China and other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China, Latin American and other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in, or economic policies of, other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or ADSs, and could also make it more difficult or impossible for us to access the capital markets and finance our operations on acceptable terms.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which has a substantial impact in the prices of our products and may adversely affect our results of operations.

The steel and mining industries are highly cyclical, both in Brazil and abroad.  The demand for steel and mining products and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely upon steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. Reduced demand can lead to overcapacity and excessive downtime, lower utilization of our significant fixed assets and therefore reduced operating profitability. In addition, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

The availability and the price of raw materials that we need to produce steel, particularly of coal and coke, may adversely affect our results of operations.

In 2011 and 2010, raw material costs accounted for 59.4% and 56.4%, respectively, of our total production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 38% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas or electricity, or substantial increases in their prices, could materially and adversely affect us.  These interruptions and price increases may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers or accidents or similar events on suppliers’ premises or along the supply chain. Our inability to pass those cost increases on to our customers or to meet our customers’ demands because of non-availability of key raw materials could also have a material and adverse effect on us.

Our steel products face significant competition, including price competition, from other domestic or foreign producers, which may adversely affect our profitability and market share.

The global steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advances that enable steel companies to reduce their production costs. Brazil’s export of steel products is influenced by several factors, including the protectionist policies of other countries, disputes regarding these policies before the WTO (World Trade Organization), the Brazilian government’s exchange rate policy and the growth rate of the world economy. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins.  In addition, downward pressure on steel prices by our competitors may affect our profitability.

The steel industry has historically suffered from structural over-capacity which has recently worsened due to a substantial increase in production capacity in the developing world, particularly in China and India as well as other emerging markets. China is now the largest global steel producer by a large margin and Chinese and other countries’ steel exports, or conditions favorable to them (excess steel capacity, undervalued currency or higher market prices for steel in markets outside of such countries) can have a significant impact on steel prices in other markets.  If we are not able to remain competitive in relation to China or other steel-producing countries, in the future our results may be adversely affected.

In 2010, steel companies in Brazil faced strong competition of imported products, mainly as a result of the reduction in steel products demand in mature markets, the exchange rate appreciation and tax incentives.  The Brazilian government adopted measures to contain imported products and, as a result, prices of imported products stabilized as compared to local products. These measures also had a positive effect in 2011, when imports were consistently reduced. Apart from direct steel imports, the Brazilian industry has also been facing the competition of imported finished goods, which affects the whole steel chain. If the Brazilian Government were to remove the current protective measures or fails to act against cheap subsidized steel imports, our results of operation may also be materially and adversely affected.

The shift in iron ore pricing and increase in price volatility could adversely affect our iron ore business.

The previous annual benchmark price system for iron ore adopted by the main iron ore producers, including us, was replaced in the last couple of years by different pricing systems, and is now more sensitive to spot price volatility. Fluctuations in supply and demand could increase price volatility, mainly in spot prices, which could adversely affect our mining business and, consequently, our cash flow. See “Item 5A—Operating Results—Overview—Macro-Economic Scenario—Mining.”

Protectionist and other measures adopted by foreign government could adversely affect our export sales.

In response to the increased production and export of steel by many countries, anti-dumping, countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In June 2011, safeguard measures imposed by Argentina and the United States were terminated, but restrictions imposed by Canada on imports of hot-rolled products from Brazil and by the European Union on imports of certain chemical substances contained either in products used to protect the steel products or in products used to pack them, remain in effect. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities depend on authorizations, permits and licenses from and concessions by governmental regulatory agencies of the countries in which we operate. If laws and regulations applicable to these authorizations, concessions, permits or licenses change, modifications to our technologies and operations could be required, and we may need to make unexpected capital expenditures.  These changes and additional costs may have a negative impact on the profitability of our projects or even make certain projects economically or otherwise unfeasible.  Also, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, permit or license. Our authorizations, concessions, permits and licenses may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones we may lose our authorizations, concessions, permits and licenses. The loss or inability to obtain any authorization, concession, permit or license, or changes in the regulatory framework we operate in, may materially and adversely affect us.

In addition, our activities are subject to government regulation in the form of taxes and royalties, which can have an important financial impact on our operations.  In the countries where we operate, governments may impose new taxes, raise existing taxes and royalties, or change the basis on which they are calculated in a manner unfavorable to us.

Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, drillers, crushing and screening equipment and shiploaders, as well as on internal logistics and distribution channels, such as railways and seaports.  This equipment and infrastructure may be affected in the case of malfunction or damage.  In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas Steelworks, which prevented us from operating this blast furnace for approximately six months. Similar or any other significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

Our insurance policies may not be sufficient to cover all our losses.

We maintain several types of insurance policies, in line with the risk management of our business, that attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transport (road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, export credit insurance, surety, ports and terminal liabilities.  We also have an operational risks policy for the Presidente Vargas Steelworks and some of our  branches and subsidiaries for a total insured value of R$850 million out of a total risk amount of R$25.1 billion. Under the terms of this policy CSN remains responsible for the first R$170 million in losses (material damages and loss of profits) and for 53.55% of the losses above such amount. The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us, which may adversely affect our financial position.

Our projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

We are investing to further increase our steel, mining and cement production capacity, as well as our logistics capabilities. See “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.” These projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

•         we may encounter delays, availability problems or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;

•         our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including availability of overburden and waste disposal areas as well as reliable power and water supplies;

•         we may fail to obtain, lose, or experience delays or higher than expected costs in obtaining or renewing the required permits, authorizations, licenses, concessions and/or regulatory approvals to build or continue a project; and

•         changes in market conditions, laws or regulations may make a project less profitable than expected or economically or otherwise unfeasible.

Any one or a combination of factors described above may materially and adversely affect us.

New or more stringent environmental, safety and health regulations imposed on us may result in increased liabilities and increased capital expenditures.

Our steel making, mining, cement and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health, safety and the environment.

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, solid waste-handling regulations, and native forest preservation requirements in rural land.  The Brazilian government has recently adopted a decree under the climate change national policy (Política Nacional de Mudanças Climáticas) that contemplates specific limits on carbon emissions to be established in 2012 and phased in through 2020. These limits will be established jointly by industry and government representatives and will include goals for reduction of emissions, including gradual measures at three-year intervals, which may require a material investment by us.

New or more stringent environmental, safety and health standards imposed on us could require us to make increased capital expenditures, create additional legal preservation areas in our properties, or make modifications in operating practices or projects. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated.  These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.  We could also be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations.  Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities.  Environmental legislation restrictions imposed by foreign markets to which we export our products may also materially and adversely affect our export sales and us.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide.  Our governance and compliance processes may not prevent future breaches of law, accounting and/or governance standards.  We may be subject to breaches of our Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents.  Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm, which may materially and adversely affect us.

Some of our operations depend on joint ventures, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint-ventures and consortia with other companies.  We have established a joint-venture with an Asian consortium at our 60% consolidated investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint-venture with Tractebel and Itambe at Itá Energética S.A., or ITASA, to produce electricity, and a consortium with Vale, Votorantim Metais, CEMIG and Anglo Gold Ashant at Igarapava Hydroelectric Power Plant to produce electricity.

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

Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content.  There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control.  Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.  As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate.  Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates.  Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors.  For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves. See “Item 4B—Business Overview—Our Mining Segment—Mineral Reserves.”

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented in 2009, 2010 and 2011, respectively, 17%, 24% and 35% of our total net revenues.  Our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our products.  When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins.  If we are unable to satisfy excess customer demand in this way, we may lose customers.  In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

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

China has been the main driver of global demand for minerals and metals over the last few years.  In 2011, Chinese demand represented 61% of global demand for seaborne iron ore.  The percentage of our iron ore sales volume to consumers in China was 33% in 2011. A contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability.  Poor performance in the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact our results.

Drilling and production risks could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial time and expenditures are required to:

•       establish mineral reserves through drilling;

•       determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•       obtain environmental and other licenses;

•       construct mining, processing facilities and infrastructure required for greenfield properties; and

•       obtain the ore or extract the minerals from the ore.

If a mining project proves not to be economically feasible by the time we are able to profit from it, we may incur substantial losses and be obliged to take write-offs.  In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical and/or physical risks such as flooding, fire, power loss, loss of water supply, leakages, telecommunications and information technology system failures, and political instability, including a global economic slowdown. For example, flooding in Australia at the end of 2010 affected global coal supply and consequently increased our raw material costs.  In addition, heavy rainfall in the Southeast Region of Brazil could affect our iron ore and logistics operations and consequently our revenues. Such events could affect our ability to conduct our business operations and, as a result, reduce our operating results and materially and adversely affect us.

We may not be able to consummate proposed acquisitions successfully or integrate acquired businesses successfully.

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives.  If we are unable to complete acquisitions, or integrate successfully and develop these businesses to realize revenue growth and cost savings, our financial results could be adversely affected.  Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company.  Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities.  A material liability associated with an acquisition, such as labor- or environmental-related, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

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

We have a substantial amount of indebtedness, which could make it more difficult or expensive  to refinance our maturing debt and /or incur new debt.

As of December 31, 2011, our total debt outstanding amounted to R$28,067 million, consisting of R$2,735 million of short-term debt and R$25,332 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.”  Although we had R$15,417 million of cash and cash equivalents as of December 31, 2011, our planned investments in all of our business segments will require a significant amount of cash over the course of 2012 and following years. See “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

The level of our indebtedness could affect our credit rating and ability to obtain any necessary financing in the future and increase our cost of borrowing. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs, and adversely affect our financial condition and results of operations.

We have experienced labor disputes in the past that have disrupted our operations, and such disputes may recur.

A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation.  Strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services, have in the past and may in the future materially and adversely affect the operation of our facilities, or the timing of completion and the cost of our projects.

Risks Relating to our Common Shares and ADSs

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Brazilian Corporate Law.  Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of our common shares and ADSs.  For a description of our ownership structure, see “Item 7A.  Major Shareholders.”

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of, or distributions relating to, the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration.  If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.  For more information regarding exchange controls, see “Item 10.D. Exchange Controls.” If you seek to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner.  The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of ADSs may not be able to exercise their voting rights.

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary.  Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions.  If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote.  In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions.  Alternatively, ADS holders can exercise their right to vote by surrendering their ADSs for cancellation in exchange for our common shares.  Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, and the second call must be published at least eight days in advance of the meeting.  When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter.  As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 53.1% of the total market capitalization of the BM&FBOVESPA as of December 31, 2011.  The top ten stocks in terms of trading volume accounted for 47.2%, 48.8% and 50.9% of all shares traded on the BM&FBOVESPA in 2011, 2010 and 2009, respectively.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find exemptions from registration available, and we cannot assure you that we will file any such registration statement or take any such steps.  If such a registration statement is not filed and an exemption from registration does not exist, The JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale.  However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.  For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Preemptive Rights.”

Item 4. Information on the Company

4A. History and Development of the Company

History

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of the Brazilian President at the time, Getúlio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, started the production of coke, pig iron and steel products in 1946.

Three major expansions were undertaken at the Presidente Vargas Steelworks during the 1970s and 1980s. These were completed in 1974, 1977 and 1989 and increased installed annual production capacity to 1.6 million tons, 2.4 million and 4.5 million tons of crude steel, respectively.

The Company was privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest.

Between 1993 and 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of the investments, since February 1996, all our production has been based on the continuous casting process, rather than ingot casting, which involved an alternative method that resulted in higher energy use and metal loss. From 1996 until 2002, we spent the equivalent of US$2.4 billion on the capital improvement program and on maintaining our operational capacity, culminating with the renovation of Blast Furnace No. 3 and Hot Strip Mill No. 2 in 2001. These measures resulted in the increase of our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity is 5.6 million and 5.1 million tons, respectively. In 2011, production of crude steel and rolled steel products amounted to 4.9 million tons and 4.7 million tons respectively, both stable when compared to 2010. We also operate in the mining, cement, logistics and energy businesses, which have become increasingly important to our operations and growth.

Steel

Our fully integrated manufacturing facilities produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2010, we accounted for approximately 46% of the coated steel products market in Brazil. We are also one of the world’s leading producers of tin mill products for packaging containers, and were responsible for approximately 100% of the market share in Brazil in 2010. Market share information for 2011 was not yet available as of the date of this annual report.

Our production process is based on the integrated steelworks concept. Below is a brief summary of the steel making process at our Presidente Vargas Steelworks:

  Iron ore produced from our own mines is processed in continuous sintering machines to produce sinter;
  Sinter and lump ore direct charges are smelted with lump coke and injected powdered coal in blast furnaces to produce pig iron;
  Pig iron is then refined into steel via basic oxygen converters;
  Steel is continuously cast in slabs; and
  Slabs are then hot rolled, producing hot bands that are coiled and sent to finishing facilities.

We currently obtain all of our iron ore, limestone and dolomite requirements, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 75% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation, and port facilities.

Mining

We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra mine, located in Congonhas, and Namisa – Nacional Minérios S.A. mines (Fernandinho, located in Itabirito and Engenho, also located in Congonhas). Our mining assets also include TECAR, a solid bulks seaport terminal, located in Itaguaí Port in the state of Rio de Janeiro, Mineração Bocaina, located in Arcos, in the state of Minas Gerais, which produces dolomite and limestone, and Estanho de Rondônia S.A.  (ERSA), which mines and casts tin, located in Ariquemes, in the state of Rondônia.

Logistics

Our verticalization strategy and intense synergies among the Company's business units are strongly dependent on the logistics created to guarantee the transportation of the inputs at a low operating cost. A number of railroads and port terminals make up the logistics system integrating CSN's mining, steelmaking and cement units.

CSN manages two port terminals at Itaguaí, in Rio de Janeiro, one for bulk solids (TECAR) and one for containers (Sepetiba Tecon).

CSN also has interests in two railways: MRS Logística, which operates the former Southeast Network of the Federal Railroad Network, along the Rio de Janeiro-São Paulo-Belo Horizonte axis, and the Transnordestina Logística S.A., whose Nova Transnordestina project will connect the interior of northeast Brazil to Pecém and Suape Ports, with an extension of 1,728km of track.

Cement

CSN entered the cement market in May 2009, driven by the high synergy with its current business. This segment takes advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the state of Minas Gerais. Limestone, used to produce clinker, and slag account for approximately 95% of the cost of inputs in cement production.

CSN plans to increase its market share in the cement segment in Brazil in order to diversify its product mix and markets, reducing risks and adding value for its shareholders.

Energy

CSN is one of Brazil’s largest industrial electric power consumers. Since 1999, we have invested in power generation projects in order to ensure self-sufficiency. Our electrical assets include: (i) CSN’s 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina, corresponding to 167 MW, through a 48.75% equity interest in Itá Energética S.A.; (ii) CSN’s 17.9% interest in the 210-MW Igarapava Hydroelectric Power Plant in Minas Gerais, corresponding to 23 MW; and (iii) a 238 MW cogeneration thermoelectric power plant in Presidente Vargas Steelworks, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generation capacity of 428 MW, supplying the group’s total need for power.

Other Information

CSN’s legal and commercial name is Companhia Siderúrgica Nacional.  CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil.  Our head offices are located at Av. Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55-11-3049-7100.  CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Fully integrated business model. We believe we are one of the most fully integrated steelmakers in the world. This is due to our captive sources of raw materials, especially iron ore, and access to owned infrastructure, such as railroads and deep-sea water port facilities. We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the State of Minas Gerais, which differentiates us from our main competitors in Brazil that purchase their iron ore from mining companies such as Vale S.A., or Vale. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas Steelworks. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railroads. See “Item 4B. Business Overview—Our  mining segment” and “Item 4D—Property  Plant and Equipment.”

Profitable mining business. Our mining business has received investments in recent years, placing CSN in a prominent position among the country’s leading mining firms. Additional investments will increase capacity to approximately 89 mtpy, including third party purchases, thereby strengthening CSN’s position as an important player in the global iron ore market. The Company has high-quality iron ore reserves through Casa de Pedra mine and Namisa mines (Engenho and Fernandinho), both located in Minas Gerais. Our mining activities provide strong revenue generation, and have significantly increased in the last five years. We sold 10.5 million tons in 2007, 18.5 million tons in 2008, 17.5 million tons in 2009, 18.6 million tons in 2010 and 23.8 million tons in 2011 (considering our proportional interest in Namisa throughout this period). The company’s mining assets also include TECAR, a solid bulks seaport terminal, with a capacity for 30 mtpy, located in Itaguaí Port (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone, and Estanho de Rondônia SA (ERSA), which mines and casts tin.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, from our iron ore mine to our steel mill and to our ports. Our steelworks facility is located next to railroad systems and port facilities, facilitating the supply of raw materials, the shipment of our production and easy access to our principal clients. The concession for the main railroad used and operated by us is owned by MRS, a company in which we hold, directly and indirectly, a 33.27% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handles our iron exports and most of our steel exports. Since we obtained the concession to operate MRS railway in 1996, we have significantly improved its tracks and developed its business, with strong cash generation. We also own concessions to operate two deep-sea water terminals from which we export our products and import coal and small amounts of coke, which are the only important raw materials that we need to purchase from third parties.

Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas Steelworks. We also sell the excess energy we generate in the energy market. Our 238 MW thermoelectric cogeneration plant provides the Presidente Vargas Steelworks with approximately 60% of its energy needs in its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina, through a 48.75% equity interest in Itá Enérgetica S.A., or ITASA. This ownership grants us an installed capacity of 167 MW, proportional to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, with 210 MW fully installed capacity. We have been using part of our 23 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our well qualified work force.

Diverse product portfolio and product mix. We have a diversified product mix that includes hot-rolled, cold-rolled, galvanized and steel tin mill products, in order to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products in our product mix. Our galvanized product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary Prada, the largest flat steel distributor in Brazil, offers a strong sales channel in the domestic market, enabling us to meet demand from smaller customers, thus creating a strong presence in this market.

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, with 86% of our steel sales in the domestic market. In 2010, we accounted for approximately 46% of the market in Brazil for coated steel products and 100% of the market in Brazil for tin mill products. Market share information for 2011 was not yet available as of the date of this annual report. In addition, we use our subsidiaries CSN LLC and Lusosider also as sales channels for our products in the United States and in Europe, with 10.0% of our total sales in 2011 and 2010. Direct exports accounted for 4% of our total sales.

Strategies

Our goal is to increase value for our shareholders by further benefiting from our competitive cost advantages, maintaining our position as one of the world’s lowest-cost steel producers, becoming an important iron ore global player, developing our cement business and optimizing our infrastructure assets (including ports, railways and power generating plants). To achieve this goal we developed specific strategies for each of our business segments, as described below.

Steel

The strategy for our steel business involves:

✓  A focus on the domestic market, in which we have historically recorded higher profit margins and increased competitiveness, by expanding our market share in flat steels and entering in the long steel market;

✓  Constant pursuit of operational excellence, by implementing cost reduction projects (e.g. pellet plant and energy efficiency) and programs (e.g. internal logistic optimization, inventory reduction, project development and implementation disciplines);

✓  Emphasis on high value-added steel products, such as galvanized, pre-painted and tin-coated steel;

✓  Exploring synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the long steel market; and

✓  Increase market share by expanding our services and distribution network.

For information on planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”

Mining

In order to strengthen our position in the iron ore market, we plan to expand our mining assets, Casa de Pedra and Namisa, and search for investment opportunities, primarily in mines in operation or in an advanced stage of development.

We expect in the next years to reach an annual production level of approximately 89 mtpy of iron ore products, including third party purchases, which represents roughly three times the production observed in 2011, by increasing capacity to 50 mtpy in Casa de Pedra and 33 mtpy in Namisa, thereby strengthening CSN’s position as an important player in the iron ore worldwide market.

To sustain this growth, we will increase capacity in TECAR, our solid bulks terminal in Itaguai Port, from 30 mtpy to 84 mtpy and we are also analyzing the possibility of increasing capacity beyond 84 mtpy. We are also studying seaborne shipping opportunities, focused on increasing our competitiveness in the Asian market.

In order to maximize the profitability of our product portfolio, we will also focus on pellet and pellet-feed, by using Itabirito’s deposits, investing with strategic partners and clients in pellet capacity.

For information on planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

 Logistics

We expect to take advantage of and expand our current logistics capabilities, including our integrated infrastructure operations of railways and ports.

In addition to investments in TECAR, we will strengthen Sepetiba TECON, our container terminal, in order to accommodate larger ships, increasing its capacity and competitiveness by adding services to develop client loyalty.

In terms of railways, we plan to continue the implementation of our Transnordestina project and explore its logistic potential through terminals and regional cargo, focusing on iron ore, agricultural, gypsum and fuel. We also plan to invest in increasing our efficiency and capacity in the south of Brazil through our interest in MRS.

We intend to continue to improve the delivery of our products in the domestic market (mainly steel and cement), with low cost and efficiency by integrating and increasing the use of rail transportation, and by providing more distribution centers.

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by CSN’s blast furnaces in our cement plant in Volta Redonda, inaugurated in 2009, with capacity for producing 2.4 million tons per year. In 2011, CSN also began producing clinker in the Arcos plant with the aim of reducing its production costs. We are evaluating other organic growth initiatives to expand our annual capacity by an additional 3 million tons in order to capture the strong growth expected with the Soccer World Cup of 2014 and the Olympic Games in Rio de Janeiro in 2016, in addition to the expected strong pace of construction of new housing units and commercial and infrastructure projects. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to consider possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement our steel, cement and mining production and logistics capabilities, logistics infrastructure and energy generation.

Our Steel Segment

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global consumption. From carbon steel, we sell a variety of products, both domestically and abroad, to manufacturers in several industries.

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

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters.  We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters used to manufacture automobile parts, pipes, mechanical construction and other products.  Light gauge hot-rolled coils and sheets produced by us have a minimum thickness of 1.20 millimeters and are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

Cold-Rolled Products

Cold-rolled products include cold-rolled coils and sheets.  A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters.  Compared to hot-rolled products, cold-rolled products have more uniform thickness and better surface quality and are used in applications such as automotive bodies, home appliances and construction.  In addition, cold-rolled products serve as the base for galvanized and tin mill products.  We supply cold-rolled coils in thicknesses of between 0.30 millimeters and 2.99 millimeters.

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

At CSN Paraná, one of our branches, we produce galvalume, a cold-rolled material coated with a zinc-aluminum alloy.  The production process is similar to hot-dip galvanized coating, and galvalume has at least twice the corrosion resistance of standard galvanized steel. Galvalume is primarily used in outdoor construction applications that may be exposed to severe acid corrosion, like marine uses.

The value added from the galvanizing process permits us to price our galvanized products with a higher profit margin.  Our management believes that our value-added galvanized products present one of our best opportunities for profitable growth because of the anticipated increase in Brazilian demand for such high margin products.

Through our branch CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous coating line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated.  Coatings of tin or chromium are applied by electrolytic process.  Coating costs place tin mill products among the highest priced products that we sell.  The added value from the coating process permits us to price our tin mill products with a higher profit margin.  There are four types of tin mill products, all produced by us in coil and sheet forms:

•         Tin plate - coated on one or both sides with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;

•         Tin free steel - coated on both sides with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;

•         Low tin coated steel - coated on both sides with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and

•         Black plate - uncoated product used as the starting material for the coated tin mill products.

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

We import all the coal required for coke production because Brazil lacks quality coking coals. The coal is then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2011, we produced approximately 62% of our coke needs and imported the balance. Coke output was 17% lower compared to 2010, due to a revamping of the gas systems of two coke batteries.

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

The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in the blast furnaces, which operate 24 hours a day.  The ore is gradually reduced, then melts and flows downward.  Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite).  From time to time, white-hot liquid iron and slag are drawn off from the bottom of the furnace.  Slag (containing melted impurities) is granulated and is now being used to produce cement.

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

In the hot rolling process, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range of between 1.2 and 12.7 millimeters.  At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard.  Some hot-rolled coils are dispatched directly to customers in the as-rolled condition.  Others are further processed in the pickling line, in a hydrochloric bath, to remove surface oxides and improve surface quality.  In 2011, one of the two pickling lines had a 40 day stoppage to allow for the changing of the entire set of pickling tanks. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills.  CSN has three cold strip mills, one of which was revamped in 2011, adding 150,000 tons per year to CSN’s cold rolling capacity. The better surface characteristics of cold-rolled products enhance their value to customers when compared to hot-rolled products.  Additional processing related to cold-rolling may further improve surface quality.  Following cold-rolling, coils may be annealed, coated (by a hot dip or electrolytic tinning process) and painted, to enhance medium-and long-term anti-corrosion performance and to add characteristics that will broaden the range of steel utilization.  Coated steel products have higher profit margins than bare steel products.  Of our coated steel products, tin mill and galvanized products are our highest margin products.

Steel plant equipment regularly undergoes scheduled maintenance shutdowns.  Typically the rolling mills and coating lines are maintained on a weekly or monthly basis whereas the blast furnaces and other special equipment are scheduled for routine maintenance on a semi-annual or annual basis.

Our business encompasses operations and commercial activities.  Our operations are undertaken by our production sector, which is composed of the following two units:

•         The operations unit - responsible for steel production operations, repair shops, in-plant railroad, and process development at our Presidente Vargas Steelworks; and

•         The support unit - responsible for production planning, management of product stockyards, energy and utility facilities and work force safety assistance at the Presidente Vargas Steelworks.

The production sector is also responsible for environment and quality consultancy, new product development, capital investment implementation for steel production and processing, and the supervision of CSN Porto Real’s and CSN Paraná’s operations.

Quality Management Program

We practice Total Quality Management, a set of techniques that have been adopted by many leading companies in our industry. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization, or ISO.  In March 1993, we were awarded the ISO 9002 certificate of compliance for the manufacture of several of our products. In April 1996, we were awarded the ISO 9001 certificate of compliance which replaced ISO9002 and included the element of “design” in its scope. In April 1998, we were awarded certification of compliance to QS 9000 standards, requirements specific to the automotive industry. Over the years the ISO 9001 certificate has been maintained and renewed, with the most recent renewal to the ISO 9001:2008 version awarded in August 2011, for the design and manufacture of slabs, hot rolled flats, pickled and oiled steel products, cold rolled, galvanized steel products and tin mill products. In June 2004, we were also awarded the automotive industry’s Technical Specification ISO/TS 16949, for the design and manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized steel products, which replaced the QS 9000 standards. The most recent renewal to the ISO/TS 16949:2009, third edition, was awarded in September 2011. Some important automotive companies, like Volkswagen, General Motors and Ford, require their suppliers to satisfy the ISO/TS 16949 standards.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

			CSN % of
Crude Steel Production	Brazil	CSN	Brazil
	(In millions of tons)
2011	35.2	4.9	13.9%
2010	32.8	4.9	14.9%
2009	26.5	4.4	16.6%
2008	33.7	5.0	14.8%
2007	33.8	5.3	15.7%
2006	30.9	3.5 *	11.3%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.
* Lower production due to accident at Blast Furnace No. 3 on January 22, 2006.

The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2011	2010	2009
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Iron Ore *	20.1	21.6	17.1
Molten Steel	5.0	5.0	4.5
Crude Steel	4.9	4.9	4.4
Hot-Rolled Coils and Sheets	4.8	5.0	4.1
Cold-Rolled Coils and Sheets	2.4	2.5	2.4
Galvanized Products	1.4	1.1	0.7
Tin Mill Products	0.7	0.7	0.6
Consumption of Coal for Coke Batteries	2.1	2.2	2.1
Consumption of Coal for PCI	0.6	0.7	0.6
*Casa de Pedra

Raw Materials and Suppliers

The main raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Raw Materials and Energy Requirements

In 2010, prices of our main raw materials increased due to larger post-crisis demand and a strengthening of the steel industry worldwide.

In the first half of 2011, prices of the main raw materials used by CSN continuously increased due to unbalanced supply and demand.  In the second half of 2011, prices decreased, mainly due to the worsening of the European crisis.

These commodity segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2011, our metallurgical coal consumption totaled 2.8 million tons and accounted for 23% of our production cost. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system has reduced CSN’s need for imported coking coal and coke, thus reducing production costs.  In 2011, we used 622,875 tons of imported PCI coal.

During 2011, CSN’s coking coal and PCI coal costs increased when compared to 2010 because market prices, negotiated on a quarterly basis, were strongly affected by the floods in Australia which reduced coal supply worldwide. The demand for metallurgical coke began to decrease in the fourth quarter due to the financial crisis in Europe and slowdown in China’s economic growth.

The sources of the coking coal consumed in our plants in 2011 were as follows: USA (51%), Australia (30%), Canada (17%) and Colombia (2%). It is important to mention that Australia’s participation decreased by 25.8% when compared to 2010.  In terms of PCI Coal, the sources were: Russia (54%), Australia (29%) and Venezuela (17%).

Coke

In 2011, in addition to the approximately 1.3 million tons of coke we produced, we also consumed 631,197 tons of coke bought from third parties in China, India and Colombia, an increase of 43% as compared to our consumption in 2010, due to maintenance in our coking plant. The demand for coke has been increasing significantly since 2002 because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its imports in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke. During 2011, market prices for coking coal were strongly affected by weather related supply disruption in Australia and the USA, where some major producers faced difficulties; this situation also affected the coke market price, which increased from April to October 2011. The demand for metallurgical coke began to decrease in the fourth quarter due to the financial crises in Europe and slowdown in China’s economic growth.

Limestone and Dolomite

Our Bocaina mine is located in Arcos, in the State of Minas Gerais, and has been supplying, since the early '70s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to our Presidente Vargas Steelworks in Volta Redonda.  These products are used in the process of sintering and calcination.  Arcos has one of the biggest and best  reserves of limestone in the world, which is used in the production of various products, including cement.

The annual production of limestone and dolomite for our steelworks is approximately 2 million tons.

The main products obtained from limestone and dolomite that are transferred to our steelworks in Volta Redonda are:

•         Limestone and dolomite calcination:  with a granulometry between 32 and 76 mm, they are used in the lime plant in Volta Redonda to produce calcitic and dolomitic lime, for further use in the steelmaking process and sintering.  At the steelworks, lime is used for chemical controlling of liquid slag, in order to preserve the refractory of the converters and assist in the stabilization of the chemical reactions that occur during the steel manufacturing process. During sintering, the purpose of lime is to increase the performance of this process and the final quality of the sinter that is produced.

•         Limestone and dolomite sintering: used in the production of “sinter”, in our steelworks.  The sinter is composed of fine ores, solid fuel and flux, which enable semi-melting and sintering ore.  The sinter is used in blast furnaces as a source of iron for the production of pig iron.

Beginning in 2009, with our entry into the cement market, the mine in Arcos also became responsible for supplying limestone for the cement manufacturing process in Volta Redonda.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking.  Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively.  We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts.  We maintain approximately 30 and 60 days inventory of zinc/aluminum and tin, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks.  These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site.  In 2011, we used 512,293 tons of oxygen to produce 4.9 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel.  Water serves as a solvent, a catalyst and a cleaning agent.  It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids.  Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda.  Over 85% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River.  Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately US$12.5 million.

Electricity

Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units.  In 2011, our Presidente Vargas Steelworks consumed approximately 2.88 million MWh of electric energy or 659 kilowatt hours per ton of crude steel.  This level means we are one of the largest consumers of electricity in Brazil, accounting for approximately 12% of the overall consumption of electricity in the State of Rio de Janeiro.

Our main current source of electricity is our 238 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks, besides the Itá and Igarapava hydroelectric facilities, from which we have a take capacity available of 167 MW and 23 MW, respectively.  In addition, CSN is installing a new turbine generator at the Presidente Vargas Steelworks, which will add 17 MW to our existing installed capacity with start-up planned for 2012.  This turbine will be located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill.  Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas.  Variations in the supply of gas can affect the level of steel production.  We have not experienced any significant stoppages of production due to a shortage of natural gas.  We also purchase fuel oil from Petrobras. In 2011, the Presidente Vargas Steelworks consumed 431,150 dam3 of natural gas.

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2011, our consumption totaled 61,290 kiloliters of diesel oil, for which we paid US$50.3 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil.  Coal and coke are the only inputs acquired abroad.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources, Alpha Natural Resources, Rio Tinto, Marubeni and Jellinbah	Coal
Noble, Glencore and CI Milpa	Coke
Reciclagem Brasileira de Metais Ltda.	Aluminum
Votorantim Metais (1)	Zinc
White Solder, Coopertrading and Melt	Tin
Sotreq, P & H Minepro and MTU do Brasil .	Spare parts
Magnesita, RHI and Saint Gobain	Refractory bricks
Daido, Ipiranga and Quaker	Lubricants
___________
(1) We depend on Votorantim Metais as it is the only supplier of zinc in Brazil

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

Our major operational units and corresponding effective capacities as of December 31, 2011, including CSN LLC and Lusosider, are set forth in the following chart:

Effective Capacity

	Tons per year	Equipment in operation
Process:
Coking plant	1,680,000	3 batteries
Sintering plant	6,930,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,700,000	6 mills
Galvanizing line	2,095,000	7 lines
Electrolytic tinning line	1,190,000	7 lines

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

Metalic

We have a 99.99% ownership interest in Cia. Metalic Nordeste, or Metalic.  Metalic is one of the few two-piece steel can producers in all the Americas.  It has approximately 30% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are Metalic’s only supplier of the steel used to make two-piece cans.  The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks.

Prada

We have a 99.99% ownership interest in Cia. Metalúrgica Prada, or Prada.  Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities located in the states of São Paulo, Rio Grande do Sul and Minas Gerais.  Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products.  Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, paints and varnishes, and other business activities.  On December 30, 2008, we merged one of our subsidiaries, Indústria Nacional de Aços Laminados S.A., or INAL, into Prada.  INAL was a distributor of laminated steel founded in 1957 and, after the merger, it became a branch of Prada responsible for distribution of Prada’s products, or Prada Distribuição.

Prada Distribuição is also the leader in the Brazilian distribution market, with 460,000 tons per year of installed processing capacity.  Prada Distribuição has two steel service centers and five distribution centers strategically located in Brazil.  Its main service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro.  Its product mix also includes sheets, slit coils, sections, tubes, and roofing in standard or customized format, according to clients’ specifications.  Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

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

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a producer of hot-dip galvanized products and cold-rolled located in Seixal, near Lisbon, Portugal.  Lusosider produces approximately 240,000 tons of galvanized products and 50,000 tons of cold-rolled per year.  Its main customers include service centers and tube making industries.

Inal Nordeste

Inal Nordeste, or INOR, is a distributor of laminates located in the Northeastern Region.  INOR has a service center located in the city of Camaçari, in the State of Bahia, to support sales in the Northeastern and North regions.  On May 30, 2011, INOR was merged into us, allowing for the optimization of processes and operations as well as the reduction of costs.

Our Mining Segment

Our mining activities are one of the largest in Brazil and are mainly driven by the exploration of one of the richest Brazilian iron ore reserves, Casa de Pedra, in the State of Minas Gerais.  We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing taking place through our principal hubs of Minas Gerais, in Brazil, Austria, Madeira Islands, Portugal and Hong Kong.

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

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), which is located in the central part of the State of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years.

Our iron ore at Casa de Pedra is currently excavated by a fleet composed of Marion 191M electric shovels, P&H 1900AL electric shovels, Komatsu PC5500 hydraulic shovels, wheel loaders (Caterpillar 994F, Komatsu WA1200 and LeTourneau 1850) and then hauled by a fleet of Terex Unit Rig MT3300AC (150 tons), Caterpillar 793D (240 tons) and Terex Unit Rig MT4400AC (240 tons).

Casa de Pedra mine is wholly-owned by us and supplies all of our iron ore needs, producing lump ore, sinter feed and pellet feed fines with high iron content. The maps below illustrate the location of our Casa de Pedra mine:

Namisa

We own additional iron ore assets through Namisa, our 60% consolidated investee, which acquired CFM (Companhia de Fomento Mineral e Participações) in July 2007. CFM was formed in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy mines, for the beneficiation of crude ore extracted from the Engenho mine.

The Engenho mine is located at the Southwestern region of the Iron Ore Quadrangle, 60 km South of the city of Belo Horizonte. The map below illustrates the location of our Engenho mine:

The Fernandinho mine, which we also hold through Namisa, is located in the city of Itabirito, in the State of Minas Gerais. This city is located in the Middle-East region of the State of Minas Gerais and approximately 40 km from the city of Belo Horizonte. The map below illustrates the location of our Fernandinho mine:

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaína mining facility located in the city of Arcos, in the State of Minas Gerais. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe this mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 38 years. The mining facility is located 455 km from the Presidente Vargas Steelworks.

Tin

We own a tin mine in Itapuã do Oeste, in the State of Rondônia, through our subsidiary Estanho de Rondônia S.A. (ERSA). This facility has an installed annual production capacity of approximately 3,600 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant to our consolidated results.

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

Casa de Pedra

Our mining rights for Casa de Pedra mine include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM.  DNPM has also granted us easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

We believe we have obtained and are in compliance with all licenses and authorizations for our operations and projects at Casa de Pedra mine.

Exploration undertaken at the Casa de Pedra mine is subject to mining lease restrictions, which were reflected in our iron ore reserve calculations.  Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by us.

Mineral Reserves

The following table sets forth the type of each of our mines, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2041	100
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2041	60
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2030	60

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2049	100

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies.  They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates. In the case of the Engenho and Fernandinho mines, where we own 60% of interests, the mineralized material disclosed are for the entire mine, and not just for our proportional interest in the mine.

According to the report “Audit of Ore Reserves for CSN Casa de Pedra Iron Mine”, prepared by Golder Associates in May 2007, our reserve estimation process is subject to some smoothing, but does not reflect losses for mine dilution and mining recovery. We intend to perform studies regarding those losses during the preparation process for the new reserve audit. Likewise, Namisa’s estimation process for the Engenho and Fernandinho mines does not reflect losses for mine dilution and mining recovery.

	MINERAL RESERVES AND QUANTITY ESTIMATES FOR MINERALIZED MATERIAL – As of December 31, 2011
	Proven and Probable Reserves(1)					Quantity Estimates for Mineralized Material(2)
					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)
	Proven(6)	Probable(7)
Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	985	514	47.79% Fe	Itabirite (79%)	861	8,285
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		852
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		578
Total Iron:	985	514			861	9,715
(Congonhas, Minas Gerais)

Limestone and Dolomite:	Proven(6)	Probable(7)
Bocaina			41.3%CaO	Limestone (86%)
(Arcos, Minas Gerais)			5.99%MgO	Dolomite (14%)	155.95	1,190

__________________

(1)      Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Engenho and Fernandinho. The reserves for the Casa de Pedra mine were audited in 2006 and we have reduced the amount of proven reserves by our annual production since then.
(2)      Mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence. This material does not yet qualify as a reserve.
(3)      Represents ROM material.
(4)      Grade is the proportion of metal or mineral present in ore or any other host material.
(5)      Represents total product tonnage after mining and processing losses.
(6)      Means reserves for which:  (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and /or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.
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

We do not have audited data for resources estimates, only for reserves estimates.

The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2011, the metallurgical recovery factor obtained by Casa de Pedra plant was 83.52%. That same factor was 56.34% for the Engenho plant and 58.64% for the Fernandinho plant.

The cutoff grade is the minimum ore percentage that determines which material will be fed in the processing plant. We also plan to perform studies to determine the cutoff grade value during the preparation process for the new audit in Casa de Pedra. In the audit performed in 2006, the Benefit Function considered the lithologies to separate iron from waste. The cutoff grade value for Namisa is also yet to be determined.

The prices used in the 2006 audit for the estimation of Casa de Pedra reserves are shown in the following table (Golder’s Final Report for the Audit of Ore Reserves for CSN Casa de Pedra Iron Mine, 2007). As shown, the product price we assumed to estimate our reserves is conservative in comparison to the actual three-year average prices.

PRICE FOR THE THREE YEARS PRIOR TO THE AUDIT
	Price for the three years prior to the audit			Average	Product Price
	(US$/t)			(US$/t)	(US$/t)
	2004	2005	2006	From 2004 to 2006	Assumption
Lump	28.80	49.40	58.79	45.66	25.26
“Hematitinha”	12.08	28.34	35.75	25.39	18.14
Sinter Feed	21.91	37.58	44.73	34.74	20.73
Pellet Feed Fines	21.40	36.69	43.66	33.92	20.44

NAMISA does not yet have a reserve audit, therefore we have not established prices to estimate reserves for its mines.

Casa de Pedra

In 2006, we concluded an extensive, multi-year study of our iron ore reserves at Casa de Pedra. The study consisted of three phases. Phase one, which was completed in 1999, covered the ore bodies that are currently being mined or are close to the current operating open pits.  Phase two, which was completed in early 2003, covered the other iron ore deposits at Casa de Pedra site.  Phase three started in 2005 and involved a complete revaluation of our mineral reserves at Casa de Pedra.

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

Golder accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 1,631 million tons of iron ore (as of December 31, 2006) at a grade of 47.79% Fe and 26.63% SiO2.  This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 444 million tons, contained in an appraisal report prepared in 2003.

Over the course of the Casa de Pedra Mine’s life we have executed different drilling campaigns and, in total, we have drilled 91,514.63 meters. The last campaign started in May 2010 and ended in April 2011. In the course of that campaign, we drilled 11,068.65 meters. We are extending our drilling campaign by an additional 30,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. This campaign includes the programming of laboratory tests for approximately 1,800 samples and is expected to start in 2012. We will use this new campaign and the 2010-2011 campaign for the new reserve audit, which we expect to conclude drilling by December 2013.  We expect to have the new Audit Report ready by early 2014.

Namisa

An initial study was conducted at Fernandinho and Engenho mines to define the geological reserves and final pits. In 2008 and 2009, we extended our drilling campaign with an additional 5,179 meters at Engenho mine and 2,771 meters at Fernandinho mine (totaling a campaign of 7,950 meters) to increase and improve our knowledge about the iron ore deposits at these mines. In 2012 and 2013, a new drilling campaign with an additional 10,000 meters in the Engenho Mine and 10,000 meters in the Fernandinho Mine will be conducted. We expect that, as soon as a new model and final pit is finished, this reserve can be audited and may be incorporated into our mineral deposits (approximately in December 2013).

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais.  The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 86.0 million tons and 22 million tons, respectively.

Namisa

Namisa has two beneficiation plants: one is the Pires Plant, which receives material from our Engenho mine (located at the northern border of the Casa de Pedra mine) and the other is the Fernandinho Plant, which receives material from our Fernandinho mine (located in the city of Itabirito). The beneficiation plant at Pires also processes crude ore acquired from other companies, which along with its own ROM, generates final products such as: lump ore, small lump ore (hematitinha), sinter feed and concentrates. The beneficiation plant at Fernandinho generates sinter feed and fines as final products.

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

The table below sets forth production of iron ore of our mines for the last three years:

	Production(1)
	2009	2010	2011
Casa de Pedra (Mt)	17.4	21.6	20.1
Grade (%)	65.4%	65.6%	65.3%
Pires (2) (Mt)	5.2	6.1	5.7
Grade (%)	63.8%	62.6%	62.3%
Fernandinho(2) (Mt)	0.5	0.5	0.7
Grade (%)	61.5%	59.6%	58.6%

(1) In addition to its own production, Namisa also purchases iron ore from third parties. Third party purchase volumes totaled 5.9 million tons, 5.9 million tons and 7.5 million tons  in 2009, 2010 and 2011, respectively.
(2) Production information considers 100% of the mines, not just our 60% interest.

	CSN Consolidated Sales(1)
	2009	2010	2011
Consolidated Sales (Mt)	17.5	18.6	23.8
Consolidated Net Revenue Per Unit (US$/t)	49	98	135

(1)  Consolidated sales consider our proportional 60% interest in Namisa.

Distribution

Transportation costs are a significant component of our steel and iron ore production costs and are a factor in our price-competitiveness in the export market.  Railway is the main means of transport by which we convey raw materials from our mines to the Presidente Vargas Steelworks and steel and iron ore products to ports for shipment overseas.  Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railroad to the Presidente Vargas Steelworks for processing into steel.  The distances from our mines to the Presidente Vargas Steelworks are 328 km and 455 km.  The distances from our mines to the ports are 440 km and 160 km.  Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the city of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks.  Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad.  Our most important local markets are the cities of São Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

Until recently, Brazil’s railway system (including railcars and tracks) was principally government-owned and in need of repair, but it has now been largely privatized.  In an attempt to increase the reliability of our rail transportation, we hold interests in companies that hold concessions for the main railway systems we use.  For further information on our railway concessions, see “—Facilities—Railways.”

We export iron ore and import coal and coke through the Itaguaí Port, in the State of Rio de Janeiro. The coal and container terminals have been operated by us since August 1997 and 1998, respectively.

Our Logistics Segment

Our logistics segment is comprised of railway and port facilities.

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system.  As of December 31, 2011, we held directly and indirectly 33.27% of MRS’ total capital. The Brazilian Southeastern railway system, with 1,643 km of track, serves  the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in  Southeast  Brazil,  and  links  our mines located in the State of Minas Gerais  to  the ports located in the states of São Paulo and Rio de Janeiro and  to  the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and  Gerdau  Açominas.   In  addition  to serving other customers, the line transports  iron  ore from our mines at Casa de Pedra in the State of Minas Gerais  and  coke  and  coal  from  the Itaguaí Port in the State of Rio de Janeiro  to  the Presidente Vargas Steelworks and transports our exports to the  ports  of Itaguaí and Rio de Janeiro.  The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.  Our transport volumes represent approximately 29% of the Brazilian Southeastern railway system’s total volume.  We are jointly and severally liable, along with the other principal MRS shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E.  Off-Balance Sheet Arrangements”), however, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

     As of December 31, 2011, we hold 70.91% of the capital stock of Transnordestina Logística S.A.. Transnordestina Logística S.A. has a 30-year concession granted in 1998, renewable for an equal 30-year period, to operate Brazil’s Northeastern railway system. The Northeastern railway system includes 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.

For more information on Transnordestina, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

Port Facilities

Solid Bulks Terminal

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years.  Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks, Casa de Pedra and Namisa by the Southeastern Railway System.  Our imports of coal and coke are made through this terminal.  Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually.  Among the approved investments that we announced is the development and expansion of the solid bulks terminal at Itaguaí to also handle up to 84 million tons of iron ore per year.  For further information, see “Item 4. Information on the Company - D. Property, Plant and Equipment —Planned Investments—Mining.”

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate, for a 25-year term expiring in 2026 that is renewable for another 25 years, the container terminal at Itaguaí Port.  As of December 31, 2011, US$177 million of the cost of the concession remained payable over the next 15 years of the concession.  For more information, see “Item 5E. Off-Balance Sheet Arrangements”.  The Itaguaí Port is located in the heart of Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port.  This area represents more than 60% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística).  The Brazilian Federal Port Agency has spent more than US$48 million in the past few years in port infrastructure projects such as expanding the maritime access channel and increasing its depth. In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio-Santos road, and are being made in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that will cross the Rio de Janeiro metropolitan area, to be concluded by the end of 2012.  Also, MRS railway is investing in an extra rail track to the Itaguaí Port. These investments, together with favorable natural conditions, like natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels and the maintenance of highly competitive prices for all services rendered. All of these factors have made the terminal a major hub port in Brazil.

Investments made from 2007 to 2011, mainly in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG, cranes and 6 new Reach Stackers, among others, have shown to be successful.  These investments, along with a focused marketing and sales strategy, enabled the terminal to rank first in market share among the three terminals of the state of Rio de Janeiro in 2011, with 40% of the total moves in those terminals.

We plan to carry out new infrastructure and equipment investments in Sepetiba TECON, such as the Berth 301 Equalization, two new Super Post Panamax Portainers and four new RTG cranes to yard operations. We are also currently investing in dredging Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5 m depth. These investments will increase TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 410,000 containers (or 610,000 TEUs) per year and from 2.0 million tons to 6.0 million tons per year of steel products.  We intend to use this port to ship all our exports of steel products.  In 2011, 83% of our exported steel products (or 320,963 tons), were shipped from this port, as compared to 69% in 2010.

In 2010, the terminal experienced a 27% growth in units handled, following the global downturn of 2008 and 2009. In 2011 it continued to grow, reaching 216,311 units handled (or 322,680 TEUS), an increase of 10% over 2010.

Our Cement Segment

Our cement segment is comprised of a cement plant in Volta Redonda, in the state of Rio de Janeiro, and a clinker plant in Arcos, in the state of Minas Gerais.

Production

The production process in CSN’s cement factory in Volta Redonda begins with the influx of raw materials: clinker, limestone, gypsum and slag. We currently import clinker, but, with the startup of our clinker plant in Arcos, in mid-2011, imports are gradually being reduced. Limestone comes from Arcos by rail. Clinker is stored in a silo (capacity: 45,000 tons) and limestone in a warehouse (capacity: 10,000 tons). Slag is a by-product of iron and steel, produced in the blast furnace, and is also stored in the warehouse (capacity: 20,000 tons), arriving at the plant by road. CSN uses natural gypsum, from Ouricuri, in the state of Pernambuco, which arrives at the plant by truck and is stored in the warehouse (capacity: 10,000 tons).

All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. There are two grinding lines and each mill has a nominal capacity of 170 tons/h. Annual plant capacity is 2.4 million tons of cement. The mill has a hydropneumatic roller system, which uses pressure to grind the layer of material on the turntable. Hot gas, derived from the combustion of natural gas or petroleum coke, is pumped into the mills to maintain the proper temperature in the circuit.

The type of cement we produce is CP III-40 RS (Sulfator resistant), which is then taken through a bucket elevator to be stored in silos. The plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Cement can be shipped in bagged and bulk forms. We have two baggers with 12 filling nozzles (nominal capacity of 3600 bags/hour) and two palletizers for bagging cement.

Our Energy Segment

Our energy segment is comprised of generation plants and is aimed at enabling us to maintain our self-sufficiency in energy, reducing our production cost and our exposure to fluctuations or availability of certain energy sources.

Our energy related assets include:

Thermoelectric Co-Generation Power Plant

We completed the construction of a 238 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999.  Since October 2000, the plant has provided the steelworks with approximately 60% of the electric energy needed in its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere.

Itá Hydroelectric Facility

Tractebel and CSN each owns 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000 and renewable for an equal term, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns  the remaining 2.5% of ITASA. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

The power facility was built using a project finance structure with an investment of approximately US$860 million.  The long-term financing for the project was closed in March 2001 and consisted of US$78 million in debentures issued by ITASA, a US$144 million loan from private banks and US$116 million of direct financing from BNDES, all of which are due by 2013. The sponsors of the project have invested approximately US$306 million in this project.

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

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility.  Other consortium members are Vale, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant has  an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2011.  We have been using part of our 22.8 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines and to the Presidente Vargas Steelworks.

Marketing Organization and Strategy

Steel

Our steel products are sold both domestically and abroad as a main raw material for several different manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries.

Our sales approach is to establish brand loyalty and achieve a reputation for quality products by developing relationships with our clients and focusing on their specific needs, providing tailor-made solutions for each of our clients.

Our commercial area is responsible for sales of all of our products.  This area is divided into two major teams, one focused on international sales and the other on domestic sales.  The domestic market oriented sales team is divided into seven market segments:  Packaging, Distribution Network, Automotive Industry (Automakers and Auto Parts), Home Appliances, Original Equipment Manufacturer, or OEM, Construction and Pipes. The commercial area also has a team called “Special Sales” which is responsible for selling all the process residues, such as blast furnace slag, pitch and ammonia, which are widely used as inputs in chemical and cement industries.

The Distribution Network division is responsible for supplying large steel processors and distributors. Besides the independent distributors, CSN also has its own distributor, called Prada Distribuição. The Pipes division supplies oil and gas pipe manufacturers as well as some industries that produce small diameter pipe and light profiles.  The Packaging unit acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished-products.  The Automotive unit is supplied by a specialized mill, CSN Porto Real, and also by a portion of the galvanized material produced at Presidente Vargas Steelworks, benefitting from a combined sales strategy.

In 2011, about 65% of our domestic sales were made through our own sales force directly to customers.  The remaining sales were to independent distributors for subsequent resale to smaller clients.

Historically, our export sales were made primarily through international brokers.  However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers.  We have focused our international sales on more profitable markets in order to maximize revenues and shareholder returns.

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

Unlike with other commodity products, there is no exchange trading of steel, or uniform pricing, as wide differences exist in terms of size, quality and specifications.  In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the destination.  Sales are normally paid up front, or within 14 or 28 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Sales by Geographic Region

In 2011, we sold steel products to customers in Brazil as well as to customers in 30 other countries.  The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are Europe and North America, representing 45% and 40%, respectively, of our export sales volume in 2011.

In North America, we take advantage of our subsidiary CSN LLC, which acts as a commercial channel for our products.  In order to gain a cost advantage among our U.S. competitors, CSN is able to export hot-rolled to CSN LLC which is then processed and transformed into more value-added products at CSN LLC’s plant, such as cold-rolled coil and galvanized.  Moreover, we are able to export cold-rolled coils which can be directly sold or processed by CSN LLC in order to manufacture galvanized products.

CSN – Sales of Steel Products by Destination
(In thousands of metric tons and millions of R$)
	2011				2010				2009
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	4.216	86.1%	8.033	86.8%	4.135	86.2%	8.575	88.6%	3.243	78.9	6.77	85.8
Export	680	13.9%	1.219	13.2%	661	13.8%	1.107	11.4%	867	21.1	1.124	14.2
Total	4.896	100.0	9.252	100.0	4.796	100.0	9.682	100.0	4.110	100.0	7.894	100.0
Exports by Region
Asia	21	0.4%	31	0.3%	28	0.6%	38	0.4%	259	6.3%	249	3.9%
North America(1)	270	5.5%	473	5.1%	268	5.6%	434	4.5%	243	5.9%	307	3.9%
Latin America	58	1.2%	144	1.6%	56	1.2%	136	1.4%	55	1.3%	115	1.5%
Europe	312	6.4%	545	5.9%	277	5.8%	434	4.5%	290	7.1%	411	5.2%
All Others	19	0.4%	27	0.3%	32	0.7%	65	0.7%	20	0.5%	42	0.5%

_______________

(1) Sales to Mexico are included in North America.

(2) Total net operating revenues presented above differ from amounts in our IFRS consolidated  financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement), which in 2011 were R$7,267  million and in 2010 were R$4,769 million.

Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for 2010, 2009 and 2008. Market Share information for 2011 was not yet available as of the date of this annual report. The data of 2008 and 2009 were filled based on IABr (Instituto Aço Brasil) and 2010 considered internal data gathered by CSN.

CSN Domestic Market Share	2010	2009	2008
Hot-Rolled Products	36.2%	33.0%	34.0%
Cold-Rolled Products	27.9%	29.0%	26.0%
Galvanized Products	45.8%	47.0%	46.0%
Tin Mill Products	100.0%	98.0%	99.0%

 Sales by Industry

We sell our steel products to manufacturers in several industries.  The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2011	2010	2009
	(In percentages of total domestic volume shipped)
Distribution Network	38%	38%	30%
Packaging	12%	13%	14%
Automotive	20%	23%	28%
Home Appliances	8%	9%	10%
OEM	7%	6%	7%
Construction	15%	12%	11%

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

For further information on steel sales, see “Item 5A.  Operating Results - Steel Markets and Product Mix - Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A.  Operating Results - Results of Operations - Year 2011 Compared to Year 2010 – Net Operating Revenues”.

Seasonality

We do not experience seasonality and our production is continuous during the year.

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil and overseas.  In Europe and Asia, our offices also include our technical assistance management.  These three marketing units allow us to stay in close contact with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time.  Domestic sales, market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our Nova Lima office, which is located approximately 70 km from the Casa de Pedra mine, in the State of Minas Gerais.

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

Iron Ore Sales

CSN – Sales of Iron Ore Products by Destination (In thousands of metric tons and millions of R$)
	2011				2010				2009
	Tons	% of Total	Net Operating Revenues)	% of Total	Tons	% of Total	Net Operating Revenues)	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	1,457,381	6.1%	834,144	14.0%	1,519,562	8.2%	573,976	15.9%	713,270	4.1%	247,490	12.6%
Export	22,392,132	93.9%	5,107,707	86.0%	17,035,422	91.8%	3,041,166	84.1%	16,765,567	95.9%	1,716,050	87.4%
Total	23,849,513	100%	5,941,851	100%	18,554,984	100%	3,615,142	100%	17,478,837	100%	1,963,540	100%
Exports by Region
Asia	18,815,484	84.0%	4,250,002	83.2%	14,140,642	83.0%	2,513,499	82.6%	13,420,063	80.0%	1,368,608	79.8%
North America(1)	-	0.0%	-	0.0%	-	0.0%	-	0.0%	483,754	2.9%	79,426	4.6%
Latin America	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Europe	3,576,648	16.0%	857,705	16.8%	2,894,780	17.0%	527,667	17.4%	2,861,749	17.1%	268,016	15.6%
All Others	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2011, CSN’s iron ore sales reached 23.8 million tons, a 29% increase compared to 2010. According to our consolidated financial statements, total mining revenue increased by 64% over the past year, due to rising iron ore prices as well as the increase in sales volume. The share of mining revenue in CSN's total net revenue increased from 24% in 2010 to 35% in 2011.

In 2011, the Chinese market accounted for 33% of our export sales, followed by Japan (23%), the Middle East (20%) and Europe (16%). While 83% of our sinter feed was directed to Asia, 72% of our lump ore went to China, and 94% of our pellet feed and 73% of our concentrated was consumed by Europe and the Middle East.

We expect the iron ore market to maintain a bullish trend supported by growing emerging market demand, high cost Chinese production, and infrastructure bottlenecks for low cost producers. The continued urbanization process in regions such as India, the Middle East, Latin America and China should support this tendency.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

For further information on iron ore sales, see “Item 5A.  Operating Results - Results of Operations - Year 2011 Compared to Year 2010 – Net Operating Revenues.”

Cement

We sell cement type CPIII 40 RS in bagged and bulk forms. We operate in the markets of Rio de Janeiro, Minas Gerais and São Paulo. With the purpose of expanding and increasing competitiveness, we own six  distribution centers located in strategic points: three in São Paulo, two in Rio de Janeiro and one in Minas Gerais. Supply to these distribution centers is made through railways and road transport, using mainly the MRS railway.

We have a diverse client base of over 8,000 clients, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our sales strategy is on retail. In this segment, we have a strong presence in sales points, where we reinforce the quality of the product to final customers. The retail segment operates with a low level of inventory, and a significant percentage of repurchase in the month, which highlights the competitive advantage of CSN’s distribution centers.

In 2011, we significantly increased our sales, reaching 1,755 thousand tons, representing a growth of 76.9% when compared to 2010.

CSN – Sales of Cement by Destination (In thousands of metric tons and millions of R$)
	2011				2010				2009
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	1,755	100	333	100	992	100	202	100	338	100	60	100
Export	-	-	-	-	-	-	-	-	-	-	-	-
Total	1,755	100	333	100	992	100	202	100	338	100	60	100

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transport (by road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, export credit insurance, surety, ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following CSN’s branches and subsidiaries: Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, CSN Porto Real (former Galvasud), Coal Terminal TECAR, Container Terminal TECON, Namisa, CSN Export Europe, CSN Europe and CSN Cimentos. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until June 30, 2012 for a total insured value of R$850 million (out of a total risk amount of R$25.1 billion). Under the terms of the policy, CSN remains responsible for the first tranche of R$170 million in losses (material damages and loss of profits) and for 53.55% percent of the losses above such amount. We continue to analyze alternatives to further reduce our co-responsibility.

Intellectual Property

We possess patents and have technical cooperation agreements with universities and research institutes that provide us with special technical reports and advice related to specific products and processes. We are not dependent on any of such patents or agreements for the commercialization of our products.

Competition in the Steel Industry

Both the worldwide and the Brazilian steel markets are intensely competitive.  The primary competitive factors in these markets include quality, price, payment terms and customer service.  Further, continuous advances in materials, sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics, glass and concrete, permitting them to serve as substitutes for steel for certain purposes.

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service.  Also, several foreign steel companies are significant investors in Brazilian steel mills.

The following table sets forth the production of crude steel by Brazilian companies for the years indicated (³):

	2010		2009		2008

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	1	7.8	1	6.1	1	8.7
Usiminas	2	7.3	2	5.6	2	8.0
ArcelorMittal Tubarão	3	6.0	3	5.3	3	6.2
CSN	4	4.9	4	4.4	4	5.0
ArcelorMittal Aços Longos	-(2)	-	5	3.2	5	3.5
Others	-(2)	-		1.9		2.3
Total		32.8		26.5		33.7
Source: IABr
1. Data from Aços Villares have been merged into data from Gerdau. 2. Data not available 3. Information for 2011 was not yet available as of the date of this annual report

Competitive Position — Global

During 2011, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of 35.2 million tons and a 2.3% share of total world production, according to data from the World Steel Association (WSA).  In 2011, Brazil also maintained its position as the ninth largest steel producer globally, accounting for around two-thirds of total production in Latin America, approximately twice the size of Mexico’s or 40% of the U.S.’ steel production, according to data from the World Steel Association (WSA).  According to IABr, Brazilian exports in 2011 amounted to 9.3 million tons of finished and semi-finished steel products.

We compete on a global basis with the world’s leading steel manufacturers.  We have positioned ourselves in the world market with a product mix characterized by high margin and strong demand, such as tin plate and galvanized products.  We have relatively low-cost and sufficient availability of labor and energy, and own high-grade iron ore reserves.  These global market advantages are partially offset by costs of transporting steel throughout the world, usually by ship.  Shipping costs, while helping to protect our domestic market, put pressure on our export price.  To maintain our position in the world steel market in light of the highly competitive international environment with respect to price, our product quality and customer service must be maintained at a high level.  We have continually monitored the quality of our products by measuring customer satisfaction with our steel in Europe, Asia and the Americas.  See “Item 4B.  Business Overview—Government Regulation and Other Legal Matters—Proceedings Related to Protectionist Measures” for a description of protectionist measures being taken by steel-importing countries that could negatively impact our competitive position.

Competitive Advantages of the Brazilian Steel Industry

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment, and deep water ports allowing the operation of large ships, which facilitates access to export markets.

Brazilian domestic steel prices have historically been higher than its export prices. However, in 2010 and 2011, lower demand in mature markets, the appreciation of the real  against the U.S. dollar, certain tax incentives, and imported steel products forced Brazilian producers to adjust prices closer to export price levels in order to maintain competitiveness.

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

While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.  We are subject to regulation and supervision by the Brazilian Ministry of Environment, the Environmental National Council (“CONAMA”), which is the Federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the State Institute of Environment (“INEA”).  In the state of Minas Gerais, where our main mining operation is located, we are subject to regulation and supervision by the Environmental Policy Council (“COPAM”) and the State Environmental Foundation (“FEAM”).  Specific goals and standards are established in operating permits or environmental accords issued to each company or plant.  These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord.  The terms of such operating permits are subject to change and are likely to become stricter.  All of our facilities currently have operating permits.

In recent years, we requested and/or obtained several emissions permits and renewals of environmental permits, both for our current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics, including: (i) the Operating and Recovery Permit for our Presidente Vargas Steelworks; (ii) the construction of the Transnordestina Railroad, to explore railway transportation in the Northeastern region of Brazil; (iii) the operation of a cement mill at Volta Redonda; and (iv) the expansion of the Solid Bulks Terminal of Itaguaí Port, in the State of Rio de Janeiro, or TECAR, to 45 million tons per year.

Environmental Expenditures and Claims

Promoting responsible environmental and social management is part of our business.  We prioritize processes and equipment that offer the most modern and reliable technologies on environmental risks monitoring and control.  We operate a corporate environmental department managed under an Environmental Management System, or EMS, compliant with ISO 14001:2004 requirements.  In addition, we have a committee for environmental management composed of professionals from all departments of CSN’s units. This committee usually meets every week to discuss any problem that may arise and to identify risks and aspects of the operations in which the group can act pro-actively, in order to prevent possible environmental harm.

Since our privatization, we have invested heavily in environmental protection and remediation programs.  We had environmental expenditures (capitalized and expensed) of R$310.6 million in 2011, R$336.0 million in 2010 and R$290.5 million in 2009.

Our investments in environmental projects during 2011 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications and (iii) studies, monitoring and remediation of environmental liabilities due to prior operations, especially before our privatization.  In 2011, we had a total of R$311 million in environmental expenditures, of which R$79.8 million was capital expenditures and R$230.8 million was operational expenditures.

In 2010, we signed with the Rio de Janeiro State government a Term of Undertaking, or TAC, that required new investments and studies to retrofit our environmental control equipment at the Presidente Vargas Steelworks. The TAC initially estimated the total amount to be disbursed in connection with implementation of the required projects thereunder to be R$216 million. The initial estimate was updated to R$260 million as we obtained more accurate cost estimates for completion of the projects, a process that continued over the course of 2011. These cost estimates are received as we approach the start of a required project. Although we have not yet concluded the process of obtaining update cost estimates for all projects under the TAC, we expect that investments required will exceed our last estimate.

Our main environmental claims as of December 31, 2011 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income”. We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its seller. As of December 31, 2011, we had provisions for environmental liabilities in the total amount of R$312.6 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$278.1 million as of December 31, 2010, and R$116.5 million as of December 31, 2009. The increase in our provisions for environmental liabilities in 2010 as compared to 2009 and in 2011 as compared to 2010 is mainly due to our conclusion of certain environmental investigations of landfills and corresponding remediation costs, which have been recorded as probable remediation obligations, and certain environmental compensation agreed to in the TAC, which are not related to investments in equipment. The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2009	116.5
Landfills(1)	116.7
Term of Undertaking (TAC)(2)	34.7
Other	10.2
December 31, 2010	278.1
Landfills(1)	6.2
Term of Undertaking (TAC)(2)	28.3
Other	-
December 31, 2011	312.6

(1)           During 2010 and 2011 we concluded certain environmental investigations of landfills and, therefore, were able to have estimate calculations of remediation costs. We recorded the related provision for those landfills with probable remediation obligations for the respective years.

(2)           Refers to environmental compensation agreed in the TAC but not related to investments in equipment.

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian Government.  DNPM grants prospecting authorizations to a requesting party for an initial period of one to three years.  These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities.  On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization.  Upon completion of prospecting activities and geological exploration at the site, the grantee must submit a final report to DNPM.  If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession or to transfer its right to apply for a mining concession to an unrelated party.  When a mining concession is granted, the holder of the concession must begin on-site mining activities within six months.  DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit.  Extracted minerals that are specified in the concession belong to the holder of the concession.  With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions.  Under certain circumstances, mining concessions may be challenged by unrelated parties.

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit.  Our limestone and dolomite mining activities at the Bocaína mine and our tin mining activities at Ariquemes (ERSA mine) are based on a concession under the same conditions.  See “Item 4D.  Property, Plant and Equipment” for further information.

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and railway branch, and are duly registered with the DNPM.  We have also been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, and hold title to all our proved and probable reserves.

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

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation.  DNPM is responsible for enacting regulations on CFEM and auditing the mining companies to ensure the proper payment of CFEM The current annual rates are:

•         3% on bauxite, potash and manganese ore;

•         2% for iron ore, kaolin, copper, nickel, fertilizers and other minerals; and

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

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment.  The competition law and practice in Brazil is governed primarily by Law No. 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law.  The Brazilian Antitrust System is currently comprised of three agencies, namely Secretaria de Direito Econômico (SDE)  and Conselho Administrativo de Defesa Econômica (CADE), both entailed to Brazil’s Ministry of Justice, and Secretaria de Acompanhamento Econômico (SEAE), entailed to Brazil’s Ministry of Treasury.

SDE has broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies. If CADE determines that certain companies have acted collusively to raise prices, it has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public projects. In addition, CADE has the authority to dissolve mergers and to require a company to divest assets should it determine that the industry in which it operates is insufficiently competitive.

A new Antitrust Law was enacted in 2011 (Law No. 12,529/11), which provides for significant changes in both the current structure and proceedings. The main change is the introduction of a mandatory pre-merger notification system, as opposed to the post-merger review system currently in force. The new CADE will be formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos). Law No. 12,529/11 is expected to come into force on May 30, 2012.

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings”.

Regulation of Other Activities

In addition to mining, environmental and antitrust regulation, we are subject to comprehensive regulatory regimes for certain of our other activities, including railroad transport, electricity generation and ports.

Our railroad business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency Agência Nacional de Transportes Terrestres (ANTT), and operates pursuant to concession contracts granted by the federal government, which impose certain limitations and obligations.  As of December 31, 2011, we owned the following railroad related assets: (i) a 33.27% direct and indirect participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, and (ii) a 70.91% participation in Transnordestina Logística S.A., which holds a concession to operate Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the electricity regulatory agency Agência Nacional de Energia Elétrica (ANEEL), and the Operador Nacional do Sistema Elétrico (ONS).  As of December 31, 2011, we owned the following energy related assets: (i) a 238 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in Itá Energética S.A. (“Itasa”), which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

Our port business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ports and navigation agency Agência Nacional de Transportes Aquaviários (ANTAQ).  As of December 31, 2011, we owned the following port related assets: (i) a concession to operate the Terminal de Carvão (“TECAR”), the solid bulks terminal at Itaguaí Port, located in the State of Rio de Janeiro, which expires in 2022, renewable for an additional 25 years, and (ii) a 99.99% participation in Sepetiba Tecon S.A. (“TECON”), which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2023, renewable for an additional 25 years.

For further information on our logistics and energy segments, see “Item 4B. Business Overview”.

Proceedings Related to Protectionist Measures

Over the past several years, exports of steel products from various countries and companies, including Brazil and us, have been the subject of anti-dumping, countervailing duty and other trade related investigations from importing countries.  These investigations resulted in duties that limit our access to certain markets.  Despite the imposed limitations, our exports have not been significantly affected, as we were able to re-direct our sales from restricted markets to other markets, and also because the volume of exports or products available for export has been decreasing as a result of the increased demand from our domestic market and thus present participation of exports in our total sales has been significantly reduced.

In Brazil, we are subject to regulation and supervision by the Ministry of Development, Industry and Foreign Trade, the Secretaria de Comércio Exterior (SECEX) and the Departamento de Defesa Comercial (DECOM).  Worlwide, our exports are subject to the protectionist measures summarized below.

United States

Anti-dumping (AD) and Countervailing Duties (CVD).  In the U.S., we are subject to regulation and supervision by the U.S. Department of Commerce (DOC), the International Trade Commission (ITC), the International Trade Administration (ITA) and the Import Administration (IA).  In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries.  In February 1999, the DOC reached a preliminary determination on the anti-dumping and countervailing duties margins.  We were found to have preliminary margins of 50.66% for anti-dumping, and of 6.62% for countervailing duties.

In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$327 per ton (delivery duty paid), subject to quarterly review by the DOC.  In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27%.  In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation.  Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margin of dumping from the DOC.  Final determination was issued in October 2005 and the “zero” margin of dumping preliminarily found by the DOC was confirmed.  With respect to the countervailing duties investigation, the Brazilian and U.S. governments signed, in July 1999, a suspension agreement which limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year.  At the request of the Brazilian government, the agreement was terminated in September 2004.  Upon termination of this agreement, countervailing duties of 6.35% became effective regarding imports of hot-rolled products from Brazil.

Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the ITC and the DOC, through the IA, and was initiated in May 2004. A final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders until May 12, 2010.

In April 2010, another anti-dumping and countervailing duties expiry review was initiated and jointly developed by the DOC and ITC through the IA.  The final determination was issued in June 6, 2011 and revoked both the anti-dumping and the countervailing duties orders.

Canada

Anti-dumping.  In Canada, we are subject to regulation and supervision by the Canadian International Trade Tribunal (CITT), the Canada Border Services Agency (CBSA) and the Anti-dumping and Countervailing Directorate.  In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil.  The investigation was concluded in August 2001, with the imposition by Canada of an anti-dumping tax of 26.3% on imports of those products from Brazil, with minimum prices to be observed.  In August 2002, the CBSA initiated a revision of the values previously established and, in March 2003, the revised values were determined.  These values are adjusted whenever there is an adjustment of Canadian domestic prices.  In February 2005, the CBSA initiated a reinvestigation of hot-rolled sheets and coils.  We did not participate in this investigation.

In December 2005, the CITT initiated an expiry review of hot-rolled products, in which we participated.  A final determination was issued in August 2006, determining the continuation of the anti-dumping order for hot-rolled products.  As a result, exports of our hot–rolled products to Canada are subject to anti-dumping duties of 77%.

In October 2010, the  CITT initiated an expiry review of hot-rolled products, in which CSN decided not to participate.

Argentina

Anti-dumping – hot-rolled products.  In Argentina, we are subject to regulation and supervision by the Ministry of Economy and Production, the Secretaria de Industria y Comercio, the Secretaria de la Pequeña y Mediana Empresa and the Subsecretaria de Política y Gestión Comercial.  Argentina commenced an anti-dumping investigation of hot-rolled products from Brazil, Russia and the Ukraine in October 1998.  In April 1999, the Argentine government applied a provisional anti-dumping order on Brazilian imports, fixing a minimum price of US$410 per ton FOB (free on board), for four months ending in August 1999.

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

In January 2005, an expiry review of the anti-dumping process was initiated to analyze the maintenance, modification and/or derogation of the action of the administrative authority of the Argentine government.  We participated in this review.  In June 2006, Argentina published Resolution No. 412/2006 terminating the anti-dumping investigation for hot-rolled products from Brazil, Russia and the Ukraine, determining a margin of 147.95% to Brazil. The application of anti-dumping duties was replaced by a suspension agreement set forth in that same resolution. The suspension agreement was valid for five years from its publication, from June 6, 2006 until June 5, 2011. The suspension agreement expired on June 6, 2011,  and, as a consequence, the order is considered revoked and the exports of hot rolled to Argentina are no longer subject to anti-dumping duties.

Overview of Steel Industry

World Steel Industry

The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, depending on the method used for producing steel.  Integrated plants, which accounted for approximately 66% of worldwide crude steel production in 2008, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces.  Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 34% of worldwide crude steel production in 2008, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces.  Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini- mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries.  Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.  From 1990 through 2005, total global crude steel production ranged between approximately 770 million and 1.1 billion tons per year. According to the World Steel Association, in 2011, production reached a new record of 1.53 billion tons, which represents a 6.8% increase as compared to 2010. All major producing countries, except for Japan and Spain, increased their production levels in 2011.

China’s crude steel production in 2011 reached 695 million tons, an increase of 8.9% as compared to 2010.  Production volume in China has more than tripled in the last nine years, from 222 million tons in 2002.  China’s share of world steel production increased from 44.7% in 2010 to 45.5% in 2011. In 2011, Asian countries improved their production by 7.9%, reaching 988 million tons.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel.  Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity.  Crude steel consumption per capita in Brazil has increased from 104 kilograms in 1999 to 147 kilograms in 2010. It is still considered low when compared to the levels of some developed countries, such as the United States and Germany.

From 2005 to 2007, despite a good global economic scenario, Brazilian GDP grew on average 4.4%. In 2008 and 2009, overall global economic activity slowed significantly and domestic apparent steel consumption amounted to 24.0 million tons and 18.6 million tons, respectively. In 2010, with the recovery of the global economy, domestic demand rose by 43% to 26.6 million tons. On the other hand, in 2011, domestic steel demand decreased 4.2% to 25.0 million tons, mainly due to high levels of inventory held by distributors and increased indirect imports.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector.  This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration.  Over the past years, automobile manufacturers made significant investments in Brazil.  In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2011, the Brazilian market reached a record 3.6 million vehicles sold. Also, exports rose by 7.7% in the same period, generating revenues of US$15.4 billion.

Market Participants

According to IABR (Instituto Aço Brasil), the Brazilian steel industry is composed of 28 mills managed by 10 corporate groups, with an installed annual capacity of approximately 45 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

There were no changes in Brazilian nominal steel production capacity in 2011 compared to 2010. This capacity was estimated at 42 million tons (including the 5 million tons CSA facility, which started production in 2010). The local steel industry operated at approximately 78% utilization in 2011, in line with the level recorded in 2010.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products.  The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products.  Brazil’s exports of semi-finished steel products reached 5.7 million tons in 2008 and 4.6 million tons in 2009, which represented 62% and 54% of total steel exports for each period, respectively.  In 2010, slabs and billets exports totaled 5.3 million tons (58% of tons exported in the year). In 2011, the exports of semi-finished products reached 7.2 million tons, an increase of 36.4% as compared to 2010, representing 66% of total exports.

In 2011, Brazilian steel exports totaled 10.8 million tons, representing 34% of total Brazilian steelmakers’ sales (domestic plus exports) and accounting for US$8.4 billion in export earnings for Brazil.  Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve.  The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years.  Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports).  In 2011, supply totaled 35.2 million tons, as compared to apparent consumption of 25.2 million tons.

In 2011, steel imports decreased 35.9% as compared to 2010,  to 3.8 million tons,  which corresponds to 15% of apparent domestic consumption. In 2010, steel imports increased 154% to 5.93 million tons (22% of apparent domestic consumption) as compared to 2.3 million tons in 2009 (8.6% of steel consumption), according to IABR.

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

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, the State of São Paulo at Avenida Brigadeiro Faria Lima, 3,400, 20th floor (telephone number 55-11-3049-7100), and our main production operations are located in the city of Volta Redonda, in the State of Rio de Janeiro, located approximately 120 km from the city of Rio de Janeiro.  Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately 4.0 square km and located in the city of Volta Redonda in the State of Rio de Janeiro.  Our iron ore, limestone and dolomite mines are located in the State of Minas Gerais, which borders the State of Rio de Janeiro to the north.  Each of these mines lies within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our property as of December 31, 2011.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas Steelworks	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	None
CSN Porto Real (former GalvaSud)	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(1)(2)
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	None
Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	None
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	None
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	None

Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	None
Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	None
Casa de Pedra mine	Congonhas, State of Minas Gerais	44.57 square km	iron ore mine	60.0 mtpy(3)	owned(4)	None
Engenho mine(5)	Congonhas, State of Minas Gerais	2.87 square km	iron ore mine	5.0 mtpy	concession	None
Fernandinho mine(5)	Itabirito, State of Minas Gerais	1.84 square km	iron ore mine	2.0 mtpy	concession	None
Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	None
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	1,800 tons	concession	None
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	238 MW	owned	None
Itá(6)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	None
Igarapava(7)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	None
Southeastern	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	None
Railway System (8)
Transnordestina	Northern and northeastern regions of Brazil	4,238 km of tracks	railway	--	concession	None
TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	raw materials	4 mtpy	concession	None
Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	2 mtpy	concession	None
Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(9)/Collateral / mortgage(2)
Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(9)/Collateral
Land	State of Minas Gerais	34.94 square km	undeveloped	--	owned	None
Land	State of Piaui	506,95 square km	undeveloped		owned	None

(1)      Pursuant to a loan agreement entered into by the State of Rio de Janeiro and Galvasud as of May 4, 2000.
(2)      Pursuant to a loan agreement entered into by Kreditanstatt Für Wiederafbau, Galvasud and Unibanco as of August 23, 1999.
(3)      Information on equipment fleet installed annual ROM capacity.  For information on installed annual production of products capacity, and information on mineral reserves at our Casa de Pedra mine, see “—Reserves at Casa de Pedra Mine” and table under “—Casa de Pedra Mine” below.
(4)      Based on the Manifesto de Mina.  See, “Item 4. Information on the Company - B. Business Overview- Government Regulation and Other Legal Matters - Mining Concessions.”
(5)      Property owned by our 60% consolidated investee Namisa.
(6)      Property 29.5% owned by us.
(7)      Property 17.9% owned by us.
(8)      We indirectly hold the concession through MRS.
(9)     Pledged pursuant to various legal proceedings, mainly related to tax claims.

For information on environmental issues with respect to some of the facilities described above, see “Item 4B.  Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.”  In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company - D. Property, Plant and Equipment —Planned Investments” and Note 12 to our financial statements included elsewhere in this Form 20-F.

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

Acquisitions and Dispositions

Riversdale

On November 24, 2009, we concluded an initial acquisition, through our subsidiary CSN Europe, Lda, of a 14.9% minority interest in Riversdale Mining Limited (“Riversdale”), a mining company listed on the Australian Stock Exchange (ASX).  In January 2010, we obtained the approval of the Australian Government to acquire further shares of Riversdale, and concluded the second tranche of the acquisition, reaching an equity participation of 16.3%.  In addition, we participated on a capital increase carried out by Riversdale in July 2010, subscribing to new shares, but maintaining the same equity percentage. We also made several share purchases in February 2011 and reached a total equity participation of 19.9%.  We were further diluted in 2010 and 2011, due to the exercise of stock options issued in favor of the management of Riversdale and of third parties. On April 20, 2011, we adhered to a public takeover offer for the acquisition of Riversdale’s shares conducted by Rio Tinto and, as a consequence, sold 100% of our equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 shares, at the price of A$16.50 per share, totaling A$780,316,201.50.

Segregation of Mining Assets

        We are analyzing the possibility of segregating our iron ore business and correlated logistics activities into one of our subsidiaries.  Such segregation would be expected to occur upon the transfer, by means of a capital increase, of assets, liabilities, rights and obligations comprising our mining and related logistics businesses as well as of investments in related operating companies, and would also depend on several aspects, including certain regulatory approvals.

Alfonso Gallardo

On January 31, 2012, we entered into, through our Spanish subsidiary CSN Steel S.L., a share purchase agreement with the Spanish group Alfonso Gallardo (“AG Group”) to establish the acquisition of all the shares held by the AG Group in (i) Stahlwerk Thüringen GmbH (“SWT”), a long steel manufacturer located in Unterwellenborn, Germany, specialized in the production of steel sections; and (ii) Gallardo Sections S.L.U., a steel distributor of SWT’s products. The total amount of the transaction was €482.5 million, without the assumption of any indebtedness.

The transaction involved assets located in Germany, which were contemplated to be sold pursuant to a share purchase agreement executed on May 19, 2011 with the AG Group. The transaction brought to an end the discussions between the parties regarding different interpretations of the earlier agreement, including termination of the related arbitral proceeding which was pending before the Cámara Oficial de Comercio e Industria de Madrid.

Usiminas

On December 31, 2011, we owned, directly and indirectly, 20.14% of the preferred shares and 11.97% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010.  We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information -A. Consolidated Statements and Other Financial Information Selected Financial Data - Legal Proceedings - Antitrust.”

Namisa

In 2008, as part of our sale of a 40% interest in Namisa to a consortium of Asian shareholders that currently include Itochu Corporation, JFE Steel Corporation, Kobe Steel, Ltd, Nisshin Steel Co. Ltd., Posco and China Steel Corporation, or the Asian consortium, we and the Asian consortium have entered into a shareholders’ agreement to govern our joint control of Namisa. In case of a dead-lock among the shareholders, a resolution process requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In the event the dead-lock remains, the shareholders’ agreement provides for put and call options, which entitles the Asian consortium to elect to sell all its ownership interest in Namisa to CSN and CSN to elect to buy all ownership interest of the Asian consortium in Namisa, in each case for the fair market value of the respective shares.

In addition, certain other agreements, including the share purchase agreement between CSN and the Asian consortium and the long-term operational agreements between Namisa and CSN, provide for certain obligations that, in case breached or not cured within the relevant cure period, may give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian consortium’s ownership interest in Namisa.

For a more detailed description of Namisa’s current corporate structure, see Note 11 to the consolidated financial statements included in “Item 18. Financial Statements.”

Capital Expenditures

We invested R$4,401 million in 2011, R$2,382 million of which was allocated as follows: Transnordestina Logística: R$1,691 million; CSN Cimentos: R$61 million; MRS Logística: R$447 million, Namisa: R$100 million and others projects: R$83 million.

The remaining R$2,019 million was expended on: maintenance and repairs: R$549 million; expansion of the Casa de Pedra mine:  R$251 million; expansion of the Port of Itaguaí:  R$238 million; technological improvements: R$77 million, long steel mill: R$220 million and others projects: R$684 million.  For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

We invested R$3,636 million in 2010, R$2,201 million of which was allocated as follows: Transnordestina Logística: R$1,371 million; CSN Aços Longos (merged into CSN in January 2011): R$275 million; CSN Cimentos:  R$249 million; MRS Logística:  R$199 million and other projects: R$107 million.

The remaining R$1,435 million was expended on: maintenance and repairs: R$483 million; expansion of the Casa de Pedra mine:  R$275 million; expansion of the Port of Itaguaí:  R$139 million; technological improvements: R$125 million and other projects: R$413 million.

We invested R$1,860 million in 2009, R$696 million of which was allocated as follows: Transnordestina Logística: R$141 million; CSN Aços Longos: R$183 million; CSN Cimentos: R$163 million; MRS Logística: R$125 million and other projects: R$84 million.

The remaining R$1,164 million was expended on: maintenance and repairs: R$326 million; expansion of the Casa de Pedra mine: R$426 million; expansion of the Port of Itaguaí: R$47 million; and technological improvements: R$162 million and other projects: R$203 million.

In 2011, we continued to implement our strategy of developing downstream opportunities, new products and market niches by creating or expanding capacity of galvanized products for the automotive sector and by investing in a galvanizing and pre-painting plant in order to supply the construction and home appliance industries, as described in “Item 4B.  Business Overview—Facilities.”

We also intend to control production costs and secure reliable sources of raw materials, energy and transportation in support of our steelmaking operations through a program of strategic investments.  The principal strategic investments already made are set forth in “Item 4B.  Business Overview—Facilities.”

Planned Investments

Our operating activities require regular investments in equipment maintenance, technological improvements, tools, vehicles, buildings, and industrial plants, among others. These investments are classified as Sustaining (´Stay-in-Business´) Capex.

The Company also invests to increase its operational efficiency and productivity, and expand production capacity in its traditional flat steel, mining and logistics businesses, as well as new businesses such as cement and long steel.

Our total planned investments amount to R$20.9 billion, of which:

•        R$12.0 billion in our mining segment, including capacity expansion of the Casa de Pedra mine to 50 mtpy and of Nacional Minérios SA (Namisa) sales to 39 mtpy, in addition to the expansion of shipping capacity of our Solid Bulk terminal in Itaguaí (TECAR) to 84 mtpy. The planned investment reflects only the portion of our investment, which is proportional to our ownership percentage of 60% in Namisa;

•        R$0.8 billion in our steel segment, including the completion of our long steel plant in Volta Redonda  and  completion/implementation of other flat steel  projects, such as a service center for the auto industry and the expansion of pre-painted capacity, and the implementation of projects for operational excellence with a focus on reducing costs (e.g., energy efficiency);

•        R$1.0 billion in our cement segment, in order to expand our grinding capacity from 2.4 million tons to 5.4 million tons and our clinker production capacity from 0.8 million tons to 3.0 million tons;

•        R$3.1 billion in our logistics segment, including the Transnordestina railway and our container terminal (TECON); investments in the MRS railway are not included in this plan.

•        R$4.0 billion in projects to improve performance of current productive assets (“stay-in-business”).

We expect to finance these investments through our own cash, public or private financing, and/or strategic partnerships.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

We are currently constructing a long steel plant in Volta Redonda, in the State of Rio de Janeiro with the capacity of 500 Kt per year, making use of the existent infrastructure and energy, to produce rod bars (around 80%) and wire rods (around 20%), and representing the entrance of CSN into this new market segment. In addition to this plant, we are studying the feasibility of building other long steel plants.

We also invested in the expansion of service centers for the automotive market in our CSN Porto Real facility, in which CSN’s market share has been successively expanded. The pre-painted plant operates at full capacity, and there are expansion projects underway, with the intention of doubling the current capacity.

Our investment portfolio also includes important operational excellence projects in development and deployment that will lead to significant cost reductions, such as:  the coke battery revamp project, which we expect will make us self-sufficient in coke; an energy power substation, which will reduce our electrical energy transmission costs; and the start-up of our blast furnace turbine project, adding 17 MW of electricity self-generation.  In addition, there are several projects designed to reduce our consumption of raw materials and increase productivity and efficiency.

Besides the organic portfolio, we constantly evaluate various options in order to accelerate our growth in the Brazilian flat steel market and strengthen our competitiveness, including the development of new plants, expansion of existing units and M&A options, both in Brazil and abroad.

Mining

We expect to achieve an annual sales level of approximately 89 mtpy of iron ore products, including third party purchases, by increasing capacity to 50 mtpy in Casa de Pedra and 33 mtpy in Namisa, where projects include both concentration and pelletizing plants.

We are also investing in the expansion of TECAR to allow for annual exports of 84 mtpy of iron ore, from a current capacity of 30 mtpy.

Logistics

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved the merging of Transnordestina S.A., a company that was state-owned at the time, into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession, granted in 1998, to operate the Northeastern Railroad of the RFFSA, with 4,238 km of railway track.  The surviving entity was later renamed Transnordestina Logística S.A., or Nova Transnordestina.  The Nova Transnordestina Project includes an additional 1,728 km of large gauge, state-of-the-art railway track.  We expect this extension will allow the company to increase the transportation of various products, including, oil, fuels, soybeans, cotton, sugar cane, fertilizers, iron ore and limestone.  The investments for the railroad expansion will be financed through several agencies, such as FINOR – Northeastern Investment Fund, SUDENE - the Northeastern Development Federal Agency and BNDES. We have obtained certain of the environmental permits required, purchased certain equipment and services. Environmental, geological and land expropriation issues may result in cost overruns and delays in implementing the project, which, in turn, may adversely affect the projected return on investment.

Until 2008, Transnordestina was jointly controlled by CSN and Taquari Participações S.A., or Taquari, pursuant to a shareholders’ agreement dated November 27, 1997, and amended on May 6, 1999 and November 7, 2003.  During 2009, we increased the capital of Transnordestina by disbursing advances for future capital increases.  Taquari decided not to participate in such capital increases, thus being diluted and relinquishing control of Transnordestina. Transnordestina is currently a fully controlled CSN subsidiary, and has been consolidated in our financial statements since December 2009.

To meet its own demand, Transnordestina Logística S.A built the largest factory of broad gauge concrete sleepers in the world, with a daily capacity of 4,800 pieces per day. This project has been conducted by Odebrecht, through an Alliance Model formed with CSN.

Cement

The cement plant in Volta Redonda is currently in its final ramp-up phase in order to reach full production of 2.4 million tons per year. The use of slag generated by our steel operation and the start-up of our clinker plant should gradually reduce costs, a critical element in the cement business.

We plan to expand our grinding capacity from 2.4 million tons to 5.4 million tons and our clinker production capacity from 0.8 million tons to 3.0 million tons, in order to capture the strong growth expected for the cement market in light of events such as the Soccer World Cup in 2014 and Olympic Games in 2016, as well as the strong rate of construction of new housing units, commercial and infrastructure projects.

Item 4A.  Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2011, 2010 and 2009 included in “Item 18.  Financial Statements”. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais  (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18.  Financial Statements.”

5A. Operating Results

Overview

  Macro-Economic Scenario

Brazil

According to the Brazilian Institute of Geography and Statistics (IBGE), GDP increased by 2.7% in 2011, compared to an increase of 7.5% reported in 2010. According to the Institute of Applied Economic Research (IPEA), the economic slowdown was due to the worsening external scenario, which triggered changes in monetary policy, including reductions in the Selic base interest rate. In response, the government announced the withdrawal of the macroprudential measures introduced in December 2010, such as increased capital reserves for midterm loans and credit restrictions on vehicle acquisitions. On the fiscal front, tax benefits and exemptions are being introduced that are intended to benefit several economic sectors, including industry, retail and construction.

Despite the reduced growth rate, there were several positive developments in the Brazilian economy in 2011. According to the Ministry of Trade, Industry and Development (MDIC), trade surplus totaled US$29.7 billion, corresponding to a 47.8% increase as compared to 2010 and the highest in four years. while annual exports increased by 26.8% to a record of US$256 billion, the main destinations being China (US$44.3 billion) and the United States (US$25.9 billion).

The Brazilian job market remained steady throughout the year. According to the IBGE, the unemployment rate decreased from 5.2% in November 2011 to 4.7% in December 2011, the lowest since the creation of the Monthly Employment Survey (PME), reaching an annual average of 6.0%, another record and substantially lower than the 6.7% recorded in 2010. According to IPEA, another job market highlight was the 8.6% increase in average real earnings between 2002 and 2011, pushing up household consumption and fueling economic activity in the country. According to the Employment and Unemployment Registry (CAGED), 1.94 million formal job opportunities were created in 2011.

The IPCA consumer price index (the main inflation rate) stood at 6.50% for the year, the highest level since 2004 and 0.59 percentage points greater than the 2010 figure, but still within the tolerance band established by the Brazilian National Monetary Council for 2011. The transport sector was chiefly responsible for the upturn, while food and beverages and household articles actually recorded deflation.

The Selic base interest rate, which is set by the Monetary Policy Committee (COPOM), began 2011 at 10.75% and rose successively, until reaching 12.5% in July. Since then, due to the deterioration of the global economic scenario, especially in Europe, the reduction in the inflation rate and the slowdown in the Brazilian economy, COPOM has been reducing the basic interest rate. As of April 2012 the current rate was 9.0%.

The banking system’s outstanding credit volume totaled R$2.03 trillion in December 2011, corresponding to a 19% increase as compared to December 2010, resulting in a total loans/GDP ratio of 49.1%, as compared to 45.2% in 2010.

According to the IBGE, industrial output increased slightly by 0.3% in 2011, with 15 of the 27 sectors recording an increase. Transport equipment and vehicles sectors had the best performance, with growth of 8.0% and 2.4% respectively.

In 2011, the real  depreciated 12.6%  and on December 31, 2011, the exchange rate was R$1.88 per US$1.00.

USA

According to the U.S. Department of Commerce, the U.S. economy grew by 1.7% in 2011, less than the increase of 3.0% recorded in 2010. In the fourth quarter of 2011, U.S. GDP recorded the highest growth of the year, with an annualized increase of 2.8%, representing real growth of 0.7% over the pre-crisis GDP recorded in the fourth quarter of 2007. The main contributors to GDP growth in the fourth quarter of 2011 were exports, which increased by 4.7%, individual consumption, which increased by 2%, and non-residential fixed investments, which increased by 1.7%. Consumer confidence also improved, reaching 64.5 points in December 2011, as compared to 55.2 points in November 2011.

The GDP increase in the fourth quarter of 2011 also helped to create jobs, reducing the unemployment rate to 8.5% in December, the lowest level since February 2009 and equivalent to around 13.1 million people, according to the Bureau of Labor Statistics (BLS). In 2011, the unemployment rate averaged 8.9%, an improvement over the 9.6% recorded in 2010.

Europe

High indebtedness levels in certain Eurozone countries, such as Italy, Spain, Greece, Ireland and Portugal, continue to generate uncertainties regarding the payment of sovereign debt and the solvency of the banking sector in these countries. According to the IMF, public debt as a percentage of GDP was 166% in Greece, 121% in Italy, 109% in Ireland and 106% in Portugal. At the end of February, the European Central Bank approved the transfer of €530 billion to the banking sector in order to increase liquidity in the interbanking market and credit to companies and consumers. At the beginning of March 2012, Greece was able to restructure its sovereign debt with participation of over 95% of creditors, an important step towards the country’s economic stabilization.

According to the European Commission, GDP in the Eurozone grew by 1.4% in 2011 when compared to a 1.9% growth in the previous year. The Eurozone unemployment rate reached 10.4% in December, affecting around 16.5 million people, and the inflation rate stood at 2.7% at the end of 2011.

On the other hand, Germany recorded growth of 3% in 2011, reducing its public deficit to €26.7 billion, or 1% of GDP, with the aim of respecting the European budget discipline criteria, as reported by Destatis, the German institute of statistics. This was the first time since 2008 that Germany’s public deficit fell below the 3% imposed by the European treaties. In 2010, Europe’s leading economy posted record growth of 3.7% and a public deficit of 4.3%. Other advances in 2011 included increases of 1.5% in consumption, 8.2% in exports and 8.3% in private investments in machinery and equipment, according to preliminary figures.

Asia

Chinese GDP grew by 9.2% in 2011, according to the country’s National Bureau of Statistics, as compared to 10.4% in 2010. At a time when China’s trade surplus fell from US$181.5 billion, or 3.1% of GDP, in 2010, to US$160 billion, or approximately 2% of GDP, in 2011, the government is studying measures to boost domestic consumption. The resulting inflationary process has been kept under control by a rigid monetary policy, with limits on the granting of credit, high interest rates and greater control over banking reserves.

Segments

Steel

According to the World Steel Association, or WSA, global crude steel production totaled 1.5 billion tons in 2011, a 6.8% increase as compared to 2010 and a new record. The major steel-producing countries increased production in 2011, with the exception of Japan and Spain. Growth was especially strong in Turkey, South Korea and Italy. Nevertheless, global steel industry capacity utilization rate stood at 72% at the end of 2011, showing a continuing imbalance between production capacity and global steel product consumption.

Brazil

According to the Brazilian Steel Institute (IABr), Brazilian crude steel production totaled 35.2 million tons in 2011, a 6.8% increase as compared to 2010. Domestic steel product sales reached 21.4 million tons, a 3.4% increase as compared to 2010, while domestic rolled flat steel sales amounted to 11.3 million tons, in line with 2010 numbers.

Also according to the IABr, total steel exports increased to 10.8 million tons, a 20.7% growth as compared to 2010, while flat steel exports decreased by 7% to 2.1 million tons. Steel product imports totaled 3.8 million tons, a 35.9% reduction as compared to 2010, while flat steel imports declined 43.8% to 2.3 million tons. Apparent consumption of steel products in 2011 amounted to 25.0 million tons, a 4.2% decrease as compared to 2010.

Automotive

According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), vehicle production in 2011 totaled 3.4 million units, a 0.7% increase as compared to 2010. Sales reached a new record of 3.6 million units, a 3.4% increase as compared to 2010 and the eighth consecutive annual increase. Vehicle exports increased by 7.7% as compared to 2010.

Construction

According to the CBIC (Brazilian Construction Industry Association) and Sinduscon-SP (the São Paulo Builders’ Association), the construction sector recorded annual growth of 4.8% in 2011.

ABRAMAT (the Brazilian Building Material Manufacturers’ Association) estimates that construction materials sales increased by 2.9% in 2011 as compared to 2010.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), flat steel sales by distributors totaled 4.3 million tons in 2011, showing an 11.7% increase as compared to 2010, while purchases by distributors declined by 4% to 4.1 million tons. This contributed to bring inventories to normalized levels: inventory levels fell by 16.8% in relation to December 2010, closing the year at 3.1 months of sales.

Home Appliances

The reduction in federal value-added taxes (IPI) implemented by the Brazilian government at the beginning of December 2011 had higher-than-expected results, with refrigerator, stove and washing-machine sales increasing by 56% as compared to November 2011 figures and by approximately 30% as compared to December 2010 figures.

International

According to the WSA, crude steel output in China totaled 695.5 million tons in 2011, a 8.9% increase as compared to 2010 and a new record, accounting for 45.5% of the global total, while Japan's crude steel production decreased slightly, to 107.6 million tons, a 1.8% decrease as compared to 2010.  In the European Union, production reached 177.4 million tons in 2011, corresponding to a 2.8% increase as compared to 2010, and in the U.S., crude steel production totaled 86.2 million tons in 2011, a 7.1% increase as compared to 2010. The U.S. Department of Commerce estimated steel imports at 25.9 million tons, an increase of 19% as compared to 2010.

Mining

The seaborne iron ore market posted record performance in 2011, directly reflecting the 6.8% upturn in global steel production, despite the economic slowdown in Europe and natural disasters that occurred in Japan. International iron ore sales are expanding every year, fueled by the urbanization process in developing countries. China imported 687 million tons out of the 1,079 million tons of ore sold in 2011, equivalent to around 60% of the global seaborne market and an 11% increase as compared to Chinese imports in 2010.

Brazil continues to occupy a leading position in the seaborne iron ore market. According to SECEX (the Foreign Trade Secretariat), Brazil exported 331 million tons of ore in 2011, a 6% increase as compared to 2010, and a rate of increase that has been maintained for the past five years.

The traditional annual pricing system, used for over 40 years, was replaced in the first half of 2010 by a system that is subject to quarterly revisions, reflecting market oscillations and more sensitive to spot price volatility. Mining companies price iron ore based on a three-month average of iron ore index values (Platts IODEX 62% CFR China) for the period ending a month before the start of the new quarter.

In 2011, iron ore prices were exceptionally volatile, especially in the fourth quarter. After climbing to over US$180/t at the beginning of September, prices decreased sharply, mainly because of the European economic crisis. This crisis reduced demand in the period and resulted in the shut-down of several blast furnaces on the continent, forcing European countries to postpone part of their iron ore imports. This volume was rerouted to China at the same time as China’s imports from Australia increased substantially, reaching approximately 30 million tons in October. This increase coincided with a period of reduced crude steel production and credit restriction in China. As a result, Chinese supply peaked, leading to the collapse of international prices to approximately US$117/t at the end of October, before stabilizing between US$130/t and US$140/t, which resulted in an incompatibility between quarterly and spot prices. As a consequence, different pricing systems reflecting market oscillations and even more sensitive to spot price volatility emerged in the market. Spot price, monthly price and quarterly actual price were applied mainly in the Chinese market and major producers of iron ore are currently using different pricing methodologies.

Despite overall economic stagnation in 2011, iron ore prices reached record highs in February and presented an annual average of R$169/t, a record high annual increase of 15% compared with 2010 according to Platts Iodex.

Spot market freight costs on the Tubarão/Qingdao route remained almost flat until the first half of the third quarter of 2011, averaging US$20/t. As of the middle of the quarter, however, demand peak began to have a direct impact on freights, raising the average price to around US$30/t by the end of December. In January 2012, however, freight costs once again fell back to around US$20/t, due to the winter season and Chinese New Year.

Logistics

Railway logistics

In 2011, the consolidation of rail transport as a viable and efficient means of cargo transport in Brazil continued. According to the CNT (National Transport Confederation), the total cargo transported by rail is expected to reach 530 million tons in 2011, a 12.7% increase as compared to the 470 million tons recorded in 2010.

Still according to the CNT, investments in railways totaled R$3.0 billion in 2011, in line with the R$2.9 billion invested in 2010.

Port logistics

       According to ANTAQ (National Waterways Transport Agency), Brazil’s ports handled 883 million tons of cargo in 2011, a 6% increase as compared to 2010, fueled by the 5% increase in outbound iron ore shipments and the 15% increase in container volume to 7.9 million TEUs.

Cement

SNIC (the Cement Industry Association) preliminary figures indicate domestic cement sales of 63.5 million tons in 2011, a 7.3% increase as compared to 2010 and a new record. The Southeast region consumed half of this total and the North was the best performer in terms of growth, increasing by 9.9% in 2011. This is a reflection of the favorable real estate market, higher individual earnings and the government’s housing incentives, such as the Minha Casa, Minha Vida (My Home, My Life) program.

Energy

Brazilian electricity consumption increased by 3.6% in 2011, compared to a 7.8% increase in 2010, according to the Ministry of Mines and Energy. Despite the slowdown in the pace of electric power demand growth, the Annual Energy Operations Plan (PEN 2011)  published by the National System Operator (ONS) forecasts average annual consumption growth of 5% over the next four years.

As a result, Brazil has been expanding its generating capacity in order to guarantee the safety of the system. According to PEN 2011, the National Integrated System’s projected balance for the next four years is expected to easily meet adequate supply criteria, even under  adverse hydrological conditions, thanks to the start-up period of new contracted plants and the  government energy auctions, which are expected to add 30 GW to the system.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated(1):

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
___________
Source: IABr and World Steel Association, or WSA. 1. Information for 2011 was not yet available as of the date of this annual report

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

       Overall, average steel prices increased in 2011 when compared to 2010, especially due to higher raw material prices including iron ore and coal. Towards the end of the year, however, international steel prices declined (except in the US market) as a consequence of expectations regarding the European crisis. Domestic prices in Brazil are aligned with the price of imported products (including aggregated import costs).

Sales Volume and Net Operating Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net operating revenues by product and market.

Sales Volume
	Tons			% of Sales Volume
				In Market			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Domestic Sales
Slabs	15	51	25	0%	1%	1%	0%	1%	1%
Hot-Rolled	1,951	1,801	1,204	46%	44%	37%	40%	38%	29%
Cold-Rolled	770	707	639	18%	17%	20%	16%	15%	16%
Galvanized	991	1,065	875	23%	26%	27%	20%	22%	21%
Tin Mill	489	512	500	12%	12%	15%	10%	11%	12%

Subtotal	4,216	4,135	3.243	100%	100%	100%	86%	86%	79%

Export Sales
Slabs	-	-	162	0%	0%	19%	0%	0%	4%
Hot-Rolled	13	1	191	2%	0%	22%	0%	0%	5%
Cold-Rolled	49	19	4	7%	3%	0%	1%	0%	0%
Galvanized	457	488	397	67%	74%	46%	9%	10%	10%
Tin Mill	161	152	113	24%	23%	13%	3%	3%	2%

Subtotal	680	661	867	100%	100%	100%	14%	14%	21%

Total	4,896	4,796	4,110				100%	100%	100%

Total Sales
Slabs	15	51	187				0%	1%	4%
Hot-Rolled	1,965	1,803	1,395				40%	38%	36%
Cold-Rolled	819	726	643				17%	15%	16%
Galvanized	1,447	1,553	1,273				30%	32%	31%
Tin Mill	649	664	613				13%	14%	15%

Total	4,896	4,796	4,110				100%	100%	100%

Net Operating Revenues
	In millions of R$			% of Net Operating Revenues
				In Market			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Domestic Sales
Slabs	13	41	20	0%	1%	0%	0%	1%	0%
Hot-Rolled	2,936	3,011	1,981	36%	35%	29%	32%	31%	25%
Cold-Rolled	1,412	1,387	1,172	18%	16%	17%	15%	14%	15%
Galvanized	2,178	2,559	2,085	27%	30%	31%	24%	27%	27%
Tin Plate	1,495	1,576	1,511	19%	18%	23%	16%	16%	19%

Subtotal	8,033	8,575	6,770	100%	100%	100%	87%	89%	86%

Export Sales
Slabs	-	-	123	0%	0%	11%	0%	0%	2%
Hot-Rolled	19	2	182	2%	0%	16%	0%	0%	2%
Cold-Rolled	74	27	8	6%	3%	1%	1%	0%	0%
Galvanized	786	778	553	64%	70%	49%	8%	8%	7%
Tin Plate	340	300	259	28%	27%	23%	4%	3%	3%

Subtotal	1,219	1,107	1,124	100%	100%	100%	13%	11%	14%

Total	9,252	9,682	7,894				100%	100%	100%

Total Sales
Slabs	13	41	143
Hot-Rolled	2,955	3,013	2,163
Cold-Rolled	1,486	1,414	1,180
Galvanized	2,964	3,337	2,637
Tin Plate	1,835	1,876	1,770

Subtotal	9,252	9,682	7,894				0%	0%	0%

By-Product	225	244	307				2%	2%	4%

Total	9,477	9,926	8,201				100%	100%	100%

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations currently in Brazil, we are affected by the general economic conditions of Brazil.  We believe the rate of growth in Brazil is important in determining our future growth capacity and the results of our operations.

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2011		2010	2009

GDP growth	2.7%		7.5%	(0.2%)
Inflation (IPCA)(1)	6.5%		5.9%	4.3%
Inflation (IGP-M)(2)	5.1%		11.3%	(1.7%)
CDI(3)	11.6%		9.7%	9.8%
Appreciation (depreciation) of the real against the U.S. dollar	(12.6%	)	4.3%	25.5%
Exchange rate at end of period (US$1.00)	R$1.876		R$1.666	R$1.741
Average exchange rate (US$1.00)	R$1.675		R$1.759	R$1.994
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.
(1)The IPCA is a consumer price index measured by the IBGE.
(2)The IGP-M is the general market price index measured by the Fundação Getúlio Vargas.
(3)The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Effects of Exchange Rate Fluctuations

Our export revenues are substantially denominated in U.S. dollars.  Our domestic revenues are denominated in Brazilian reais.

A significant portion of our cost of products sold is commoditized raw materials, the prices of which are denominated in U.S. dollars.  The balance of our cost of products sold and our cash operating expenses (i.e., operating expenses apart from depreciation and amortization) are denominated in reais.

The appreciation of the U.S. dollar against the real  has the following effects on the results of our operations expressed in U.S. dollars:

•         Domestic revenues tend to be lower (in comparison with prior years) and this effect is magnified to the extent to which we sell more products than usual in the domestic as opposed to the export market;

•         The impact of real denominated costs of products sold and operating costs tend to be lower; and

•         Financial expenses are increased to the extent to which the exposure to dollar-denominated debt is not protected.

The appreciation of the real  against the U.S. dollar has the following effects on the results of our operations expressed in U.S. dollars:

•         Domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the extent to which we sell more products than usual in the domestic market;

•         The impact of real  denominated costs of products sold and operating costs tends to be higher; and

•         Financial income is increased to the extent to which the exposure to dollar-denominated debt is not protected.

The impact of fluctuations in the exchange rate of the real  against other currencies on the results of our operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on the derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we often engage in derivative transactions, including currency swap and foreign currency option agreements.  For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008.  In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%. In 2010 and 2011 the index increased 11.3% and 5.1%, respectively.

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

The table below shows the Brazilian general price index and the CDI rates for the periods shown.

	Year ended December 31,
	2011	2010	2009

Inflation (IGP-M) (1)	5.1%	11.3%	(1.7%)
CDI (2)	11.6%	9.7%	9.8%
_______________
Source: Fundação Getúlio Vargas, or FGV, and CETIP.
(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production.  The iron ore required is extracted from our Casa de Pedra mine, which in 2011 amounted to approximately 6.8 million tons of its total iron ore production of approximately 20.1 million tons.   The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore sold is recorded on our income statement in the cost of goods sold line item at its extraction cost plus transport from the mine. In 2011, 2010 and 2009, these costs were R$283 million, R$239 million and R$221 million, respectively.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2011 in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

This discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Impairment of long-lived assets, intangible assets, goodwill and financial assets

In accordance with IAS 36 “Impairment of assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment in accordance with IAS 36 “ Impairment of assets”. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Goodwill is allocated to Cash-Generating Units (CGUs) for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

Financial assets are reviewed for impairment at the end of each reporting period and we asses whether there is objective evidence that a financial asset or a group of financial assets is impaired.

On December 31, 2011, we owned, directly and indirectly, 20.14% of the preferred shares (USIM5) and 11.97% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2011.

Considering the decline in market value of the shares of Usiminas during 2011, we evaluated whether, at the balance sheet date, there is objective evidence of impairment of our investments in Usiminas. The Company performed a detailed analysis of the percentage and period of decline, characteristics of the instruments, the segment in which Usiminas operates and volatility of the instruments. We consider that during the period under analysis there have not been significant changes with an adverse effect in the technological, market, economic and legal environment in which Usiminas operates.

Based on that, we concluded that the decline in market value relative to their price of acquisition of the common and preferred shares on December 31, 2011 is not significant or prolonged, and consequently have not reclassified losses thus far recognized in other comprehensive income. For a more detailed description of our policy regarding impairment of financial assets, see Note 15.II. to the consolidated financial statements included in “Item 18. Financial Statements.”

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

A review of the estimated useful life was conducted, and the adjustments in the depreciation of assets recorded in property, plant and equipment were made on a prospective basis as from January 1, 2010. In light of the necessity to review useful lives at least every financial year, in 2011 management performed the review for all the Company’s units. See further details in Note 12 to our consolidated financial statements.

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

Pension plans

      We sponsor defined benefit pension plans covering some of our retirees.  We account for these benefits in accordance with IAS 19, “Employee Benefits,”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions.  These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries.  In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized under the straight-line method over the average period until the benefits become vested.  When the benefits become immediately vested, the expense is immediately recognized in profit or loss. The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income.

Some of the Company’s entities offered a postretirement healthcare benefit to their employees. The right to these benefits is usually contingent upon an employee remaining in employment until the retirement age as well as the completion of the minimum length of service. The expected costs of these benefits were accumulated during the employment period, and are calculated using the same accounting method used for the defined benefit pension plans.

Deferred taxes

      We compute and pay income taxes based on results of operations determined under Brazilian Corporate Law.  A deferred income tax liability is recognized for all temporary tax differences, while a deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are classified as long-term. Tax assets and liabilities are offset if the entity has a legally enforceable right to offset them and they are related to taxes levied by the same taxing authority. If the criterion for offset of current tax assets and liabilities is met, deferred tax assets and liabilities will also be offset. The income tax related to items recognized directly in equity in the current period or in a prior period is recognized directly in the same account. We regularly review the deferred income tax assets for recoverability and will only recognize these if we believe that it is probable that the deferred income tax assets will be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we reduce the carrying amount of deferred income tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be realized.

Contingencies and disputed taxes

We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the legal opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with IAS 37 “Provision, Contingent Liabilities and Contingent Assets”.  We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us.  We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments or to settle municipal tax obligations owed to the corresponding Municipality as per our laws.  We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved.  This occurs when a final irrevocable decision is rendered by the courts in Brazil.  When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered.  The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized.  The accounting for the contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.  The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters.  See “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings” for further information on the judicial and administrative proceedings in which we are involved.

Allowance for doubtful accounts

We consider a provision for bad debts in our trade accounts receivable in order to reflect our expectation as to the net realizable value thereof. This provision is estimated based on an analysis of our receivables and is periodically reviewed to maintain real expectation of collectability of our accounts receivable.

Property, Plant and Equipment

In accordance with our accounting policy, the cost of maintenance in operating assets is capitalized when it does not occur annually and results in an increase in the useful life of the asset. Depreciation is recognized on an accrual basis until the next maintenance event of the relevant asset. Expenditures for maintenance and repairs in operating assets, that are necessary to maintain assets under normal conditions of use, are charged to operating costs and expenses, as incurred.

As of December 31, 2010 and 2011 the amount capitalized was R$495 million and R$655 million respectively and the amount expended was R$856 million and R$969 million, respectively.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

For a description on the recently issued accounting pronouncements, see Note 2 to our consolidated financial statements contained in “Item 18.  Financial Statements”. We prepared our consolidated financial statements as of and for the year ended December 31, 2011 in accordance with IFRS, as issued by the IASB.

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2011, 2010 and 2009 and the percentage change in each of these items comparing 2011 to 2010 and 2010 to 2009:

	Year Ended December 31,
Income Statement Data:	2011	2011	2010	2009
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	8,807	16,520	14,451	10,978
Cost of products sold	(5,225)	(9,801)	(7,883)	(7,211)
Gross Profit	3,582	6,719	6,568	3,768
Operating expenses
Selling	(322)	(604)	(482)	(447)
General and Administrative	(307)	(576)	(537)	(480)

Other Expenses	(267)	(501)	(599)	(648)
Other Income	383	719	49	1,369
Total	(513)	(962)	(1.569)	(206)

Operating income	3,069	5,757	4,998	3,561

Financial Income (expenses), net	(1,069)	(2,006)	(1,911)	(246)

Income Before Taxes	2,000	3,751	3,087	3,315
Income Tax
Current	(73)	(136)	(363)	(577)
Deferred	28	52	(207)	(123)

Total	1,955	3,667	2,516	2,615

Net income	1,955	3,667	2,516	2,615

Loss attributable to noncontrolling interest	(21)	(39)	-	(4)

Net income attributable to Companhia Siderúrgica Nacional	1,976	3,706	2,516	2,619

Year 2011 Compared to Year 2010

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

Our consolidated results for the years ended December 31, 2011 and 2010 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2011
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,478	5,942	143	1,023	333	183	(582)	16,520
Domestic Market	8,190	834	143	1,023	333	183	(565)	10,142
Export Market	1,287	5,108					(17)	6,378
Cost of goods sold	(7,038)	(2,185)	(85)	(667)	(268)	(105)	549	(9,801)
Gross profit	2,440	3,757	57	356	65	78	(33)	6,719
Adjusted EBITDA	2,575	3,768	45	371	20	75	(386)	6,468
R$ million			Logistics					Year Ended December 31, 2010
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,926	3,615	119	838	202	114	(364)	14,451
Domestic Market	8,763	574	119	838	202	114	(364)	10,247
Export Market	1,163	3,041						4,204
Cost of goods sold	(6,226)	(1,252)	(70)	(522)	(164)	(42)	393	(7,883)
Gross profit	3,700	2,363	49	317	38	72	29	6,568
Adjusted EBITDA	3,776	2,439	38	349	9	69	(325)	6,355

Net Operating Revenues

Net operating revenues were R$16,520 million in 2011, an increase of R$2,069 million, or 14.3%, from R$14,451 million recorded in 2010, mainly due to the increase in our mining revenues, which represent 35% of our total revenues.

Total net revenues of exports and sales abroad increased 51.7%, from R$4,204 million in 2010 to R$6,378 million in 2011, while net domestic revenues decreased 1.0%, from R$10,247 million in 2010 to R$10,142 million in 2011.

Steel

Steel net operating revenues decreased R$448 million, or 4.5%, from R$9,926 million in 2010 to R$9,478 million in 2011, mainly due to a decrease in average steel prices, partially offset by the 2.1% increase in sales volume from 4,796 million tons in 2010 to 4,896 million tons in 2011.

Steel net domestic revenues decreased 6.5%, from R$8,763 million in 2010 to R$8,190 million in 2011, mainly due to a decrease in average steel prices in the domestic market, partially offset by the 1.9% increase in sales volume from 4,135 thousand tons in 2010 to 4,216 thousand tons in 2011.

Steel net revenues from exports and sales abroad increased 10.7%, from R$1,163 million in 2010 to R$1,287 million in 2011, with increases in average steel prices in the international market as well as an increase in sales volumes, from 661 thousand tons in 2010 to 680 thousand tons in 2011.

Mining

Mining net operating revenues increased R$2,327 million, or 64.4%, from R$3,615 million in 2010 to R$5,942 million in 2011, primarily due to higher international prices and the increase in sales volume.

Mining net domestic revenues increased R$260 million, or 45.3%, from R$574 million in 2010 to R$834 million in 2011, mainly due to the increase in average iron ore prices, partially offset by the decrease of 4.1% in sales volume from 1,520 thousand tons in 2010 to 1,457 thousand tons in 2011, a function of our strategy of increasing iron ore exports.

Mining net export revenues increased R$2,067 million, or 68.0%, from R$3,041 million in 2010 to R$5,108 million in 2011, primarily due to the increase in international iron ore prices driven by the strong demand, mainly from China, and the increase of 31.4% in sales volume, from 17,035 thousand tons in 2010 to 22,392 thousand tons in 2011.

Logistics

Logistics net operating revenues in 2011 were R$1,166 million, an increase of 21.8% as compared with the net logistics operating revenues of R$957 million reported in 2010. In 2011, net revenue from railway logistics totaled R$1,023 million and net revenue from port logistics amounted to R$143 million, while in 2010, net revenue from railway logistics totaled R$838 million and net revenue from port logistics amounted to R$119 million.

Cement

As we continue the ramp-up of our cement plant in Volta Redonda, we significantly increased sales in 2011, reaching 1,755 thousand tons, which represents a growth of 76.9% when compared to 2010.

As a consequence, in 2011, net revenues from the cement segment totaled R$333 million, an increase of 65.0% from 2010 net revenues of R$202 million.

Energy

In 2011 our net operating revenues from the energy segment totaled R$183 million, an increase of R$69 million as compared with net operating revenues of R$114 million reported in 2010 in this segment.

Cost of Products Sold

In 2011, consolidated cost of products sold amounted to R$9,801 million, representing a 24.3% increase as compared to R$7,883 million recorded in 2010.

Steel

Consolidated steel costs were R$7,038 million in 2011, representing a 13.0% increase as compared to the R$6,226 million recorded in 2010, mainly due to the increase in raw materials costs.

Other than the periodic sale of excess inventories and the purchase by our subsidiaries of semi-finished products from third parties for further processing, our cost of products sold is equivalent to our steel production cost.

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

	2011			2010
Raw Materials	R$ million	R$ / ton	%	R$ million	R$ / ton	%
Iron Ore	283	56.6	4.7%	239	47.0	4.3%
Coal	1,249	250.5	20.9%	1,239	243.7	22.1%
Coke	575	115.3	9.6%	382	75.1	6.8%
Metals	275	55.1	4.6%	244	48.0	4.3%
Outsourced Slabs and Hot Coils	221	44.3	3.7%	272	53.5	4.9%
Pellets	276	55.3	4.6%	169	33.2	3.0%
Scrap	110	22.0	1.8%	64	12.6	1.1%
Other(1)	237	47.5	4.0%	274	53.9	4.9%
(1) Includes limestone and dolomite
Energy / Fuel	565	113.3	9.5%	561	110.3	10.1%
Labor	607	121.6	10.2%	570	112.1	10.2%
Services and Maintenance	716	143.5	12.0%	743	146.1	13.3%
Tools and Supplies	268	53.8	4.5%	269	52.9	4.8%
Depreciation	562	112.7	9.4%	489	96.2	8.7%
Other	27	5.5	0.5%	59	16.5	1.5%

Total Steel Cost Production	5,970	1,197.1	100.0%	5,574	1,101.3	100.0%

In 2011, our steel production costs were R$5,970 million, a 7.1%, or R$396 million, increase from the R$5,574 million reported in 2010.

We are self-sufficient in almost all the raw materials used in the production of steel.  The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we produce most of our coke necessities), limestone, dolomite, aluminum, tin and zinc.  In addition, our production operations consume water, gases, electricity and ancillary materials.

We obtain all of our iron ore requirements from our Casa de Pedra mine located in the state of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the state of Minas Gerais.

The coal and coke we consume are acquired from different international producers “See Item 4B - Raw Materials and Suppliers”. In the first half of 2011, given the mismatch between supply and demand, there was an increase in the price of some raw materials used in steelmaking.

Our coke costs increased R$193 million or 50.5%, from R$382 million in 2010 to R$575 million in 2011, corresponding to 9.6% of our steel production cost, due to the increase in consumption and higher average prices.

The costs of pellets increased R$107 million or 63%, from R$169 million in 2010 to R$276 million in 2011, principally due to increase in consumption but also due to higher average prices.

Depreciation costs increased R$73 million from R$489 million in 2010 to R$562 million in 2011, mainly due to asset additions.

Mining

Our mining costs of products sold totaled R$2,185 million in 2011, an increase of R$933 million, or 74.5%, as compared to the R$1,252 million reported in 2010, mainly due to the increase in sales volume of iron ore.

Logistics

In 2011, cost of services attributable to our logistics segment totaled R$752 million, representing a 27.0% increase as compared to the R$592 million reported in 2010, mainly due to the increase in the cost of railway logistics, which totaled R$667 million in 2011, a 27.8% increase (equivalent to R$145 million) from the R$522 million reported in 2010. The railway logistics represented 89% of the total logistics costs in 2011 and 88% of the total logistics costs in 2010. In addition, cost of services from port logistics totaled R$85 million, a 21.4% increase from the R$70 million reported in 2010.

Cement

Cost of products sold attributable to our cement segment reached R$268 million in 2011, R$104 million, or 63.4% up from the R$164 million reported in 2010, mainly due to an increase in sales, as described above.

Energy

In 2011, cost of products sold attributable to our energy segment was R$105 million, an increase of R$63 million or 150.0% as compared with the R$42 million reported in 2010.

Gross Profit

Gross profit totaled R$6,719 million in 2011, an increase of 2.3% or R$151 million as compared to R$6,568 million on 2010, due to the increase of R$2,069 million in net operating revenues, partially offset by the increase of R$1,918 million in cost of products sold.

Steel

Gross profit in the steel segment totaled R$2,440 million in 2011, a decrease of R$1,260 million, or 34.1%, from R$3,700 million in 2010, due to the increase of R$812 million in the cost of steel products sold, in light of the increase in raw material costs, and the decrease of R$448 million in steel net revenues due to the decrease in average steel prices.

Mining

Our gross profit in the mining segment increased R$1,394 million, or 59.0% from R$2,363 million in 2010 to R$3,757 million in 2011, mainly due to the increase of R$2,327 million in mining net operating revenues, caused by higher international prices and increase in sales volume, partially offset by the increase of R$933 million in cost of products sold.

Logistics

Gross profit in the logistics segment increased 12.8% from R$366 million in 2010 to R$413 million in 2011, due to the increase of R$209 million in net revenues, partially offset by the increase of R$160 million in the cost of products sold.

Cement

Gross profit in the cement segment increased R$27 million or 68.4% from R$38 million in 2010 to R$65 million in 2011, due to the increase of R$131 million in net revenues, partially offset by the R$104 million increase in the cost of products sold.

Energy

The energy segment reported in 2011 a gross profit of R$78 million, an increase of 8.3% as compared with the R$72 million reported in 2010.

Selling, General and Administrative Expenses

In 2011, we recorded selling, general and administrative expenses of R$1,180 million, a 15.8% increase from 2010. Selling expenses increased 25.3%, from R$482 million in 2010 to R$604 million in 2011, mainly due to expenses relating to iron ore freight. General and administrative expenses increased 7.3%, from R$537 million in 2010 to R$576 million in 2011.

Other operating income (Expenses)

In 2011, we recorded a net income of R$218 million in the “Other Revenue and Expenses” line-item, as compared to a net expense of R$551 million in 2010.  The R$769 million increase was mostly due to the R$698 million from the sale of CSN’s entire interest in Riversdale Mining Limited in April 2011.

Operating Income

Operating income increased by 15.2%, or R$759 million, from R$4,998 million in 2010 to R$5,757 million in 2011. This increase was mainly due to the R$698 million from the sale of CSN’s entire interest in Riversdale Mining Limited in April 2011.

Financial expenses (income), net

In 2011, our net financial expenses increased by 5.0% or R$95 million, from R$1,911 million in 2010 to RS$2,006 million in 2011, mainly due to the following items:

•         Interest income increased by 11.5%, or R$74 million, from R$643 million in 2010 to R$717 million in 2011 mainly due to the increase of R$145 million in returns on financial investments, due to the increases in cash and cash equivalents.  This decrease was partially offset by the decrease of R$46 million in other financial income;

•         Interest expense increased by 31.1%, or R$684 million, from R$2,200 million in 2010 to R$2,884 million in 2011 mainly due to the increase of R$828 million in interests on loans and financing, partially offset by an increase of R$138 million in capitalized interest;

•         Foreign exchange and monetary variation net, including operations with derivatives, moved  from a loss of R$354 million in 2010 to a gain of R$161 million in 2011, mainly resulting from the depreciation of the real  against the U.S. dollar. This depreciation affects:

o    Our U.S. dollar-denominated gross debt;

o    Our U.S. dollar-denominated cash and cash equivalents; and

o    Our trade accounts receivable and payable account receivables.

Income Taxes

      We recorded an expense for income tax and social contribution of R$84 million in 2011, as compared to R$571 million in 2010.  Expressed as a percentage of pre-tax income, income tax expense decreased from 18.5% in 2010 to 2.2% in 2011. Income tax expense in Brazil refers to federal income tax and social contribution tax.  The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled R$1,275 million in 2011 and R$1,050 million in 2010 (34% of income before taxes and equity in affiliated companies).  Adjustments are made to these rates in order to reach the actual tax expense for the years.

For the year ended December 31, 2011, adjustments totaled R$1,190 million and were comprised of:

•         a R$1,279 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which decreased tax expenses;

•         tax incentives that represented a net tax adjustment of R$73 million, which decreased tax expenses;

•         tax incentives of R$44 million, which decreased tax expenses;

•         a R$16 million adjustment related to non taxable income from the Federal Tax Repayment Program, or REFIS, which increased tax expenses; and

•         An adjustment of R$190 million related to sale of non-deductible securities, which increased tax expenses.

For the year ended December 31, 2010, adjustments totaled R$478 million and were comprised of:

•         a R$121 million benefit from interest on stockholders’ equity;

•         a R$217 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which decreased tax expenses;

•         tax incentives that represented a net tax adjustment of R$34 million, which decreased tax expenses; and

•         a R$106 million benefit related to non taxable income from the Federal Tax Repayment Program, or REFIS, adjustments.

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income

In 2011, we had a net income of R$3,667 million, a 45.7% increase as compared to 2010. The improved results were mainly due to the R$698 million from the sale of CSN’s entire interest in Riversdale Mining Limited in April 2011.

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

Our consolidated results for the years ended December 31, 2010 and 2009 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2010
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,926	3,615	119	838	202	114	(364)	14,451
Domestic Market	8,763	574	119	838	202	114	(364)	10,247
Export Market	1,163	3,041						4,204
Cost of goods sold	(6,226)	(1,252)	(70)	(522)	(164)	(42)	393	(7,883)
Gross profit	3,700	2,363	49	317	38	72	29	6,568
Adjusted EBITDA	3,776	2,439	38	349	9	69	(325)	6,355
R$ million			Logistics					Year Ended December 31, 2009
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	8,201	1,964	144	823	60	117	(330)	10,978
Domestic Market	7,046	247	144	823	60	117	(330)	8,107
Export Market	1,156	1,716						2,872
Cost of goods sold	(5,692)	(1,248)	(76)	(464)	(61)	(43)	373	(7,211)
Gross profit	2,509	716	69	358	(1)	73	43	3,768
Adjusted EBITDA	2,623	811	65	410	(8)	74	(353)	3,621

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

Cost of Products Sold

In 2010, consolidated cost of products sold amounted to R$7,883 million, representing a 9.3% increase as compared to R$7,211 million recorded in 2009.

Steel

Consolidated steel costs were R$6,266 million in 2010, representing a 9.4% increase as compared to the R$5,693 million recorded in 2009, mainly as a result of higher sales, partially offset by the greater dilution of fixed costs.

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

The coal and coke we consume are acquired from different international producers “See Item Raw Materials and Suppliers”. During 2010, given the higher global demand for steel products, there was an increase in the consumption and in the prices of some commodities used for steelmaking.

Our coal costs increased 18.9%, from R$1,042 million in 2009 to R$1,239 million in 2010, corresponding to 22.1% of our steel production cost, given the increase in consumption and higher average prices.

Production cost increased also due to the higher consumption of hot-rolled coils acquired from third parties in 2010.  Those costs increased 338.7%, from R$62 million in 2009 to R$272 million in 2010 due to the acquisition, by the company, of semi-finished products from third-parties, to face the strong steel demand after the global economic crisis. This increase in steel demand was mainly noticed in the 1st half of 2010, as compared to the same period of 2009, when the world was in the middle of the economic crisis.

The costs of metals such as aluminum, zinc and tin also increased from R$174 million in 2009 to R$244 million in 2010, given the increase in consumption and higher prices.

Other raw materials include pellets and scrap purchased in the market.

Mining

Our mining costs totaled R$1.252 million in 2010, an increase of 0.4% as compared with the R$1.248 million reported in 2009, due to the 6.2% increase in sales volume.

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

Gross Profit

Gross profit increased R$2,800 million, or 74.3%, from R$3,768 million in 2009 to R$6,568 million in 2010, due to the increase of R$3,473 million in net operating revenues and the increase of R$672 million in cost of products sold.

Steel

Gross profit in the steel segment increased R$1,191 million, or 47.5%, from R$2,509 million in 2009 to R$3,700 million in 2010, due to the increase of R$1,725 million in steel net revenues, driven by the increase in sales volume and in steel average prices, partially offset by the increase of R$533 million in the cost of steel products sold.

Mining

Our gross profit in the mining segment increased R$1,647 million, or 230.1% from R$716 million in 2009 to R$2,363 million in 2010, mainly due to the increase of R$1,651 million in mining net operating revenues due to higher international prices and the increase in sales volume.

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

Selling, General and Administrative Expenses

In 2010, we recorded selling, general and administrative expenses of R$1,019 million, a 9.9% increase from 2009.

Selling expenses increased 7.8%, from R$447 million in 2009 to R$482 million in 2010.

General and administrative expenses increased 12%, from R$480 million in 2009 to R$537 million in 2010.

Other operating  income (Expenses)

In 2010, we recorded a net other expense of R$551 million in the “Other Revenue and Expenses” line-item, as compared to a net revenue of R$721 million in 2009.  The R$1,272 million reduction was principally due to the positive non-recurring effects in 2009 of the reverse merger of Big Jump Energy Participações SA by our investee Namisa in the amount of R$835 million and our adherence of to the REFIS tax repayment program in the amount of R$505 million.

Operating Income

Operating income increased by 40.3%, or R$1,437 million, from R$3,561 million in 2009 to R$4,998 million in 2010.  This increase was mainly due to the R$3,473 million increase in net revenues, offset by the reduction on cost of product sold in the amount of R$665 million and the R$1,272 million reduction in the “Other Revenue and Expenses” line, principally due to the positive non-recurring effects in 2009 of the reverse merger of Big Jump Energy Participações SA by our investee Namisa in the amount of R$835 million and our adherence of to the REFIS tax repayment program in the amount of R$505 million.

Financial expenses (income), net

In 2010, our net financial expenses increased by 676.8%, or R$1,665 million, from R$246 million in 2009 to RS$1,911 million in 2010, mainly due to the following items:

•         Interest income increased by 10%, or R$57 million, from R$586 million in 2009 to RS$643 million in 2010 mainly due to the increase of R$118 million in returns on financial investments, due to the increases in cash and cash equivalents.  This decrease was partially offset by the decrease of R$58 million in other financial income;

•         Interest expense increased by 16.3%, or R$308 million, from R$1,892 million in 2009 to RS$2,200 million in 2010 mainly due to the increase of R$514 million in interests on loans and financing in local currency and the increase of R$43 million in interests on loans and financing in foreign currency.  This was partially offset by the increase of R$130 million in capitalized interests and the decrease of R$125 million in losses from derivatives instruments;

•         Foreign exchange and monetary variation net, including operations with derivatives moved from a gain of R$1,060 million in 2009 to a loss of R$354 million in 2010 mainly affected by appreciation of the real  against the U.S. dollar. This appreciation affects:

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

Net Income

       In 2010, we had net income of R$2,516 million, a 4% decrease from 2009. The improved results in steel and mining segments were offset by the increase in other operating expenses due to non-recurring gains recorded in 2009 and the increase in financial expenses in 2010.

Adjusted EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.  Our management uses adjusted EBITDA as a means of measuring the recurring generation capacity of operating cash, allowing for comparison criteria with other companies.

R$ Million	2011	2010	2009
Adjusted EBITDA	6,468	6,355	3,621
Depreciation	(929)	(806)	(780)
Other operating income (expenses)	218	(551)	721
Finance income (expenses)	(2,006)	(1,911)	(246)
Pretax income	3,751	3,087	3,315
Income tax and social contribution	(84)	(571)	(700)
Profit for the year	3,667	2,516	2,615

Adjusted EBITDA totaled R$6,468 million in 2011, an increase of 1.8% or R$113 million as compared to R$6,355 million in 2010, due to the increase in sales and average prices of iron ore, partially offset by higher costs of goods sold and lower steel prices.

Adjusted EBITDA totaled R$6,355 million in 2010, an increase of 75.5% or R$2,735 million as compared to R$3,621 million in 2009, due to the increase in steel and mining results.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures, repayment of debt and dividend payments.  We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments.  We expect to meet our cash needs for 2012 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Cash Flows

Our free cash flow as of December 31, 2011 and 2010 totaled R$5,178 million and R$2,268 million, respectively.

Operating Activities

        Cash provided from operations was R$4,202 million and R$2,517 million, in 2011 and 2010 respectively. The R$1,685 million increase in cash flow from operating activities in 2011 as compared to 2010 was mainly due to an increase of R$1,171 million in net income cash effect and a decrease of R$514 million in our working capital allocated to our business.

Investing Activities

We used cash in our investing activities in the total amount of R$5,275 million in 2011 and R$4,636 million in 2010. The increase of R$639 million in 2011 as compared to 2010 was mainly due to an increase of fixed assets to supply the projects, mainly related to: (i) the Casa de Pedra expansion; (ii) the expansion of the Port of Itaguai; (iii) the construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and (iv) the extension of Transnordestina railroad.

Financing Activities

Cash provided by financing activities was R$4,741 million in 2011 and R$4,616 million in 2010.  The R$125 million increase in cash provided by financing activities in 2011, as compared to 2010, was mainly due to a decrease of R$1,238 million in amortizations, almost offset by a decrease of R$931 million in issuances and an increase of R$296 million in payments of dividends and interest on equity.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased to 29 days on December 31, 2011 from 26 days on December 31, 2010.

Days Sales in Inventory

Our days sales in inventory (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold decreased to 103 days in 2011, from 118 days in 2010.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold, increased to 46 days on December 31, 2011 from 30 days on December 31, 2010.

Liquidity Management

Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities.  As of December 31, 2011, cash and cash equivalent totaled R$15,417 million.

We were also taking advantage of the current liquidity conditions to extend the maturity profile of our debt.  These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure.  Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity.  As of December 31, 2011, short-term and long-term indebtedness accounted for 9.69% and 90.31%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 8 years, considering a 40 year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2011, our capital expenditures were R$4,401 million, of which R$1,691 million was used in the expansion of the Transnordestina railroad, R$549 million in maintenance and repairs, R$251 million in the Casa de Pedra mine expansion, R$238 million in projects relating to the Itaguaí Port expansion and R$216 million in the construction of our long steel plant in Volta Redonda.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Company Debt and Derivative Instruments

At December 31, 2011 and 2010, total debt (composed of current portion of long-term debt, accrued finance charges, long-term debt and debentures) summed R$28,067 million and R$20,206 million, respectively, equal to 333% and 258% of the stockholders’ equity at December 31, 2011 and 2010, respectively.  At December 31, 2011, our short-term debt (composed of current portion of long-term debt including accrued finance charges and debentures) totaled R$2,735 million and our long-term debt (composed of long-term debt and debentures) totaled R$25,332 million.  The foregoing amounts do not include debt of others for which we are contingently liable.  See “Item 5E.  Off-Balance Sheet Arrangements.”

At December 31, 2011, approximately 64% of our debt was denominated in reais  and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures and swaps.   For a description of our derivative instruments, see Note 17 to our consolidated financial statements contained in “Item 18.  Financial Statements.” Also see “Item 5A.  Operating Results—Results of Operations—Year 2011 Compared to Year 2010”.

The major components of R$2,735 million of our consolidated current portion of short-term debt outstanding at December 31, 2011 were:

Components	Average interest rate	Total (in million of R$)
Fixed rate notes	6.5% - 10.5%	119
BNDES/Finame	1.5% - 3.2%	456
Prepayment financing	1% - 7.5% and 104.8% - 109.5% CDI	1,067
Debentures	9.4% + IGPM and 1% + TJLP and 103.6% - 110.8% CDI	672
CCB	1.54% and 112.5% CDI	278
Others	3.3% - 8.0%	143
Total		2,735

The major components of R$25,332  million of our consolidated long-term debt outstanding at December 31, 2011 were (amounts are reflected in long-term debt):

Components	Average interest rate	Total (in million of R$)
Debenture	9.4% + IGPM and 1% + TJLP and 103.6% - 110.8% CDI	2,822
Fixed rate notes	6.5% - 10.5%	5,065
BNDES/Finame	1.5% - 3.2%	1,781
Perpetual bonds	7%	1,876
Prepayment financing	1% - 7.5% and 104.8% - 109.5% CDI	6,378
CCB	112.5% CDI	7,200
Others	3.3% - 8.0%	210
Total		25,332

The amount of interest paid in 2011 was R$2,506 million.

The local debenture is a real-denominated debt instrument, which includes:

(i)      Debentures issued in February 2006, of R$600 million six-year bearing interest at a rate of 103.6% of the CDI rate per annum. On February 1, 2012, the Company liquidated these debentures in the amount of R$635,285 thousand (R$600,000 thousand principal amount and R$35,285 thousand in interest).

(ii)     Debentures issued by our controlled company Transnordestina Logística S.A., which obtained approval by FDNE (Fundo de Desenvolvimento do Nordeste) on March 2010 for its First Private Emission of Debentures, convertible into shares, composed of eight series in total, with the overall amount of R$2,672,400. Until December 31, 2011, Transnordestina Logística S.A. had already issued 4 series in the total amount of R$1,493 million.

(iii)   Debentures issued in July 2011, of R$1,150 million eight-year debentures bearing interest at a rate of 110.8% of the CDI rate per annum.

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

In July 2010, we issued US$1 billion notes, 6.50% per annum coupon and maturity date in July 2020, and in September 2010 we issued a US$1 billion Perpetual Bond, 7% per annum coupon.

Pre-export agreements include the two series of the export receivables securitization program. The series issued in June 2004, in the amount of US$59 million as of December 31, 2010, with maturity date on May 2012 and bearing interest at a rate of 7.43% per annum; and the series issued in June 2005, in the amount of US$160 million as of December 31, 2010, with maturity in May 2015 and bearing interest at 6.15% per annum. In December 2011, we liquidated in advance its export receivables securitization program, in the amount of R$313,842 (R$283,857 thousand principal amount, R$2,373 in interest and R$27,612 in premium paid to creditors for the payment in advance).

We issued export credit notes, or NCEs: (i) on April 11, 2008, in the amount of R$100 million in favor of Banco do Brasil S.A., due 2013; (ii) on September 30, 2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2014; (iii) on September 30, 2009, in the amount of R$300 million, in favor of Banco do Brasil S.A., due 2014; (iv) on May 21, 2010 in the amount of R$2.0 billion, in favor of Banco do Brasil S.A., through our  subsidiary Congonhas Minérios S.A., due 2018. In April 2011, we issued another NCE, in the amount of R$1.5 billion; in favor of Banco do Brasil S.A., due to 2019.

We contracted credit facilities from Caixa Econômica Federal (CEF) under its special credit for large companies, in the form of a bank credit bill, or CCB: (i) on August 18, 2009, in the amount of R$2.0 billion and to be amortized in 36 months; (ii) on February 9, 2010, in the amount of R$1.0 billion and to be amortized in 36 months. In 2011, we contracted two more CCBs: (i) in February 2011, in the amount of R$2.0 billion and to be amortized in 94 months; and (ii) in August 2011, in the amount of R$2.2 billion and to be amortized in 108 months.

In January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of US$200 million, through the reopening of the US$1 billion bonds, at an interest rate of 6.5% p.a., due in July 2020. The offering price was 106.00% and yield was 5.6% p.a.

In March 2012, we issued promissory notes in the total amount of R$800 million.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2011:

Maturity in	Principal Amount
(In millions of R$)
2013	2,264
2014	1,934
2015	2,346
2016	2,444
2017	3,166
2018 and thereafter	11,302
Perpetual bonds	1,876
Total	25,332

5C. Research & Development and Innovation

        In 2011, CSN invested R$42 million in Research & Development to develop new products and maintain the company in the vanguard of value-added products. CSN is committed to pursuing technological innovation, continuous improvement, systemic production processes and the generation of attractive products to market.

        To meet the new demands and expectations of the market, CSN has been continuously investing in creating innovative projects aiming to surprise its clients with creative solutions involving products and services.  The attitude of innovation associated with the workshop to reengineer the supply chain with the main customers has been one of the main lines of action carried out by CSN R&D’s team to maintain and consolidate its growing market share.

        CSN, a leading company in Brazil in coated flat steel products with high added value, has been continuously investing in improvements to its processes, products and services. In its activities, the management believes in developing new products and applications that meet current and future market needs to sustain a strong performance.

        A project that demonstrates the innovative and pioneering nature of CSN is the development of pre-painted steel, coated with Organo-Metallic film for application in fuel tanks in automobiles, replacing the post-painted tin coated steel and plastic tanks, with demand reaching a level of 500,000 tanks a year.  The project was based on a new steel substrate for GALVANEW® coating, continuously painted in CSN Paraná’s facilities, obtaining higher corrosion resistance, formability and weldability. Currently, CSN is working on improving the specification of the steel substrate in order to reduce the tank’s weight.

        Another project which is finding increasing acceptance in the market is CSN Extra Fino ® cold rolled steel “for new applications in white goods and steel furniture, developed in response to a worldwide trend.

        In the packaging segment, CSN has invested in consolidating a modern Center of Innovation that enables greater proximity to customers and bottlers presenting new concepts and design, in packages of 3 pieces cans expanded with innovative formats.

        In the automotive segment, the concept of innovation, product development and new applications has been a priority. As an example, we can highlight the innovative and pioneering project of the reengineering of autobodies, with the aim of reducing weight and cost. Concerning the R&D for automotive applications, CSN continuously works on new products to fully meet the customers’ current and future demands, with Advanced High Strength Steels (AHSS), Ultra Low Carbon Steels (extra deep drawing quality), Bake-Hardening Steels, High Resistance Interstitial Free Steels (HSS-IF), High Strength and Low Alloy (HSLA), and Rephosphorized High Strength Steels.

        In the construction segment there was a significant consolidation and support of our customers for the application of CSN pre-painted steel in the manufacture of new construction systems for rapid assembly used extensively in the UPP’s - Police Units Pacifier and PSUs - Emergency Care Units in the city of Rio de Janeiro. Another example of R&D in the construction segment is the new CSN GALVALUME FRAMING (CSN GLFRAMING®) which is a high strength steel coated with 55% Al-ZN alloy with high application potential on light steel framing systems. Another highlight is the development of high strength steels to be used in the manufacture of silos for grain storage.

5D. Trend Information

Overview

The predictions for the level of global economic activity continue pointing towards a reduction in growth for the major economies in 2012, according to the Central Bank.

In Europe, the economic slowdown and the modest upturn in wages should keep inflation down, with the European Commission forecasting a decline to 2.1% in 2012. Furthermore, the World Bank believes GDP in the Eurozone will decline by 0.3% in 2012, pulled down by political uncertainties and the fiscal crisis in Eurozone countries. Economic activity in the United States has been pointing to a slow and moderate recovery.

For China, the IMF expects GDP growth of 9.0% in 2012. At a time when China’s trade surplus decreased from US$181.5 billion, or 3.1% of GDP, in 2010, to US$160 billion, or approximately 2% of GDP, in 2011, the government is studying measures to boost domestic consumption.

With regards to Brazil, GDP growth is expected to reach 3.30% in 2012, while the IPCA is expected to fall to 5.27%, according to the Central Bank’s FOCUS report.  COPOM indicates that there is a high possibility that the Selic will fall to a single digit in 2012, thanks to the reduction in inflation due to the higher-than-expected slowdown in Brazil’s economy in the second half of 2011 and the uncertainties surrounding Europe’s financial crisis. Nevertheless, positive indications come from the expected decline in the rate of default in 2012, fueled by the 14% increase in the minimum wage, reduced inflation, low unemployment, lower basic interest rates and reduced debt growth, according to Serasa Experian.

Steel

According to the World Steel Association (WSA), global steel industry capacity utilization rate reached 72% in December 2011, although production capacity and global steel product consumption still remain highly unbalanced. The WSA forecasts that world steel demand will increase by 5.4% in 2012, following the 14.0% growth in apparent use of crude steel in 2011.

In view of Brazil’s expected economic growth in the coming years, the Brazil Steel Institute (IABr) forecasts crude steel production and apparent consumption will reach 37.5 and 26.7 million tons, respectively, in 2012.

Continuing with the goal of diversifying and investing in the expected growth of the construction industry in the domestic market, we are constructing a long steel plant with a capacity of 500 kta, including rebars and wire rods in our portfolio. In addition to this plant, we are studying the feasibility of building other long steel plants.

Mining

CRU forecasts the seaborne iron ore trade will reach 1.43 billion tons by 2015, around 355 million tons higher than the level reached in 2011.

China published its 12th five-year plan, which defined a new series of measures to promote the country’s development, including government subsidies for home construction and the creation and development of small and midsized enterprises. China’s urbanization push is expected to continue driving iron ore consumption and imports in the coming years, especially given the delays in new expansion projects and the reduced Indian export base, which is expected to shrink further. In 2012, Chinese iron ore imports should increase by 7%, reaching the record volume of 733 million tons.

According to CRU, exports in Brazil show a tendency to increase until at least 2015, due to the current investments in the sector. By this time, exports should total approximately 440 million tons, an increase of 36% over current levels. For 2012, the forecast is for Brazil to export 348 million tons.

Considering this scenario, in the next years, we expect to achieve an important landmark in our mining segment, with the expansion of the Casa de Pedra mine to reach a production capacity of 50 million tons per year.  In addition, Namisa is also undergoing expansion projects, and is expected to achieve a sales level of 39 million tons per year, relying on concentration and pelletizing plants. To ensure the production outflow, we expect the Itaguaí Port to reach an 84 mtpy shipment capacity.

Cement

Prospects for the sector remain positive. The construction industry is expected to grow between 5% and 5.2% in 2012, according to the Getúlio Vargas Foundation (FGV), with construction material domestic sales moving up by between 4% and 5%, according to ABRAMAT. With regards to cement sales for 2012, an increase of between 7% and 8% is forecasted.

With the start-up of our clinker plant and the use of slag generated by our steel operation, we can gradually reduce costs, a critical element in the cement business.

Our goal is to achieve a production capacity of approximately 5.4 million tons in the coming years, to capture the strong growth expected for the construction sector, fueled by increased income and employment, incentives for homebuyers, the expansion of Brazil's infrastructure and the intensification of works related to the World Cup and the Olympic Games. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments related to the activities of TECON.  The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2011

	Aggregate Amount	Maturity
	(In million of R$)
Guarantees of Debt:
Transnordestina	1,368	2012-2028

Contingent Liability for Concession Payments(1) :
Sepetiba Tecon	310	2026
Transnordestina	100	2027
Solid Bulks Terminal - TECAR	1,362	2022
MRS Logística S.A	1,145	2026
Total	2,917
”Take-or-Pay” Contractual Obligations
MRS Logística S.A.	1,152	2016
White Martins Gases Industriais Ltda.	468	2016
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio	280	2012
Ferrovia Centro Atlântica – FCA	351	2013
Vale S/A	470	2014
Companhia Paranaense de Gás - COMPAGÁS	173	2024
Companhia Paranaense de Energia - COPEL	70	2024
ALL	4	2012
K&K Tecnologia	79	2023
Harsco Metals Ltda	75	2014
Siemens	51	2013
Total	3,173

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	7,458

(1)       Other consortia members are also jointly and severally liable for these payments.

Guarantees

We guarantee the loans BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by May 2028, adjusted based on the TJLP plus 1.5% per annum.  The total outstanding amount of the debt as of December 31, 2011 was R$1,368 million.

Concessions

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port.  As of December 31, 2011, R$310 million of the cost of the concession was outstanding and payable over the next 18 years of the lease.  For more information see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Transnordestina

As of December 31, 2011, we held 70.91% of the capital stock of Transnordestina S.A., which has a 30-year concession granted in 1998 to operate Brazil’s Northeastern railway system.  The Northeastern railway system covers 4,238 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.  As of December 31, 2011, R$100 million was outstanding over the remaining 16-year term of the concession.

Solid Bulks Terminal

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years.  Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks, Casa de Pedra and Namisa by the southeastern railway system.  Our imports of coal and coke are made through this terminal.  Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually.  Among the approved investments that we announced is the development and expansion of the solid bulks terminal at the Itaguaí Port to handle up to 84 million tons of iron ore per year.

MRS Logística S.A

Concession for a period of 30 years, renewable for another 30 years, for transporting iron ore from the mines of Casa de Pedra in Minas Gerais and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda and transportation of exports back to the Ports of Itaguaí and Rio de Janeiro. As of December 31, 2011, R$1,145 million was outstanding.

Contractual Obligations

Namisa

Port Operating Services Agreement.

On October 21, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 35-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 million tons to 39.0 million tonnes. On December 30, 2008, CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

High Silica ROM

On October 21, 2008, CSN entered into an agreement for the supply of high silica crude iron ore ROM to Namisa for a period of 35 years in volumes that range from 27.5 million tons to 46.5 million tons per year. On December 30, 2008, CSN received approximately R$1.6 billion as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

Low Silica ROM

On October 21, 2008, CSN entered into an agreement for the supply of low silica crude iron ore ROM to Namisa for an effective period of 9 years in volumes that range from 8 million tons to 30.6 million tons per year.  On December 30, 2008, CSN received approximately R$424 million as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

“Take-or-Pay” Contractual Obligations

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

The volume set for iron ore and pellets is 8,280,000 tons per year and for coal, coke and other reduction products is 3,600,000 tons per year.  Variation of up to 10% is accepted, with a guarantee of payment of at least 90%, but the obligation is for each item individually.  MRS, on the other hand, is required to transport at least 80% of the volume established by the agreement.  The agreement expires on September 12, 2012.

Transportation of Iron Ore for Export from Itaguaí

The volume set is 40,000,000 tons per year for the first three years, with gradual increases for the following years, with a guarantee of payment of at least 80%.  We may increase or decrease the volume set in the agreement every year by up to 10% and 15%, respectively, taking into consideration the volume informed in the previous year.  This agreement expires on November 30, 2026.

The amounts to be paid under both contracts are calculated by a tariff model that assures competitive prices.

For both contracts we have flexibility to renegotiate the “take-or-pay,” if the volume is not reached.  As we are a shareholder of MRS, the minimum amounts to be paid under the contract terms are calculated by a tariff model that assures competitive prices.

Transportation of Steel Products

The volume set is 2,750,000 tons per year.  The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals, and expires on May 31, 2016.

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

Companhia Estadual de Gás do Rio de Janeiro

To secure natural gas supply, in 2007 we signed a five-year “take-or-pay” agreement with CEG Rio, by which we are committed to acquire at least 70% of the gas volume guaranteed in the agreement with CEG Rio.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if CEG Rio is unable to meet its financial obligations.  In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract’s expiration.

Ferrovia Centro Atlântica - FCA

Transportation of Reduction Products

This agreement covers transportation of reduction products from the city of Arcos to the city of Volta Redonda.  Volume set for reduction products is 1,900,000 tons per year, which may vary higher or lower by up to 5%.  This agreement will expire on August 31, 2013.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda.  As of 2012, volume set for clinker is 738.000 tons per year  This agreement will expire on April 19, 2020.

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

América Latina Logística - ALL

This agreement covers transportation of steel products from Volta Redonda to CSN Paraná.  Volume set for steel products is 20,000 tons per month, which may vary higher or lower by up to 10%.  This agreement was initially valid until March 30, 2012, but CSN renegotiated and it is now valid until June 30, 2012.

K&K Tecnologia

CSN undertakes to acquire at least 3,000 metric tons of blast furnace mud for processing at CSN's mud concentration plant.

Harsco Metals Ltda

The Harsco Metals Ltda. undertakes to perform the Scrap recovery Services resulting from the process of production of pig iron and steel from CSN / UPV, receiving by this process the equivalent in value the result of multiplying the unit price (U.S.$/ t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 400,000 tons.

5F.  Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2011:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
Long-term accrued finance
charges(1)	19,540	2,181	4,146	3,360	9,853
Taxes payable in installments	2,095	277	471	458	889
Long-term debt	25,187	2,232	4,231	5,574	13,150
“Take-or-Pay” contracts	3,173	1,069	1,570	371	163
Derivatives swap agreements(2)	8	5	3	0	0
Concession agreements(3)	2,917	220	697	705	1,295

Purchase obligations:
Raw materials(4)	1,816	1,072	699	11	35
Maintenance(5)	33	212	121	0	0
Utilities/Fuel(6)	1,756	685	456	334	282
Total	3,905	1,969	1,275	345	316

(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	Derivative swap agreements were calculated based on market prices, on December 31, 2011, for futures with similar maturity to our derivative swap agreements.
(3)	Refers to TECON, TECAR, MRS and Transnordestina’s concessions agreements
(4)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(5)

We have outstanding contracts with several contractors in order to maintain our plants in good operation conditions; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.

(6)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.

5G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our Board of Directors (Conselho de Administração), which consists of seven to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of whom is the Chief Executive Officer).  In accordance with our bylaws (Estatuto Social), each Director is elected for a term of one year by our shareholders at an annual shareholders’ meeting.  Our bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

Our Board of Directors is responsible for setting general guidelines and policies for our business and our Board of Executive Officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations.  As of the date of this annual report, our Board of Directors was comprised of one Chairman, one Vice Chairman and four members, and our Board of Executive Officers was comprised of our Chief Executive Officer and five Executive Officers.

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 27, 2012
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 27, 2012
Fernando Perrone	Member	September 26, 2002	April 27, 2012
Antonio Francisco dos Santos	Member	December 23, 1997	April 27, 2012
Yoshiaki Nakano	Member	April 29, 2004	April 27, 2012
Gilberto Sayão da Silva	Member	April 30, 2009	April 27, 2012
Rubens dos Santos	Member	April 27, 2012	April 27, 2012

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 2, 2011
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 2, 2011
José Taragano	Executive Officer	December 15, 2009	August 2, 2011
David Moise Salama	Executive Officer	August 2, 2011	August 2, 2011
Luis Fernando Barbosa Martinez	Executive Officer	August 2, 2011	August 2, 2011
Juarez Saliba de Avelar	Executive Officer	October 26, 2011	October 26, 2011

The next election for our Board of Directors is expected to take place in April 2013. We are unable to anticipate when the next election for our Board of Executive Officers is expected to take place.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002. He is also CEO of Vicunha Siderurgia S.A., member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, and advisor of the Institute for Industrial Development Studies - IEDI. Over the past five years, he served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Vice Chairman of the Board of Directors of Textília S.A., Director of Vicunha Aços S.A., Vicunha Steel S.A. Vicunha S.A., Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Vicunha Participações S.A., Officer of Rio Purus Participações S.A., and Officer of Rio Iaco (all these companies belong to the controlling group of CSN), Director of Prada Metallurgical Company and Nacional Minérios S.A. (both controlled by CSN), member of the Deliberative Council of the CSN Foundation and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., Haras Phillipson Ltda.. Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from  Fundação Getúlio Vargas - FGV/SP.

Jacks Rabinovich. Mr. Rabinovich has been a member of our Board of Directors since April 23, 1993 and Vice Chairman since April 24, 2001. Mr. Rabinovich graduated in Civil Engineering from Universidade Mackenzie - SP, and has a specialization in Textile Engineering from the Lowell Institute, Massachusetts - USA.

Fernando Perrone.  Mr. Perrone has been a member of our Board of Directors since September 26, 2002, and a member of our Audit Committee since June 24, 2005, where he currently holds the position of President.  He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002 . Over the past five years, he served as member of the Board of Directors of Profarma - Pharmaceuticals Distributor S.A., member of the Board of Directors of João Fortes Engenharia S.A., and member of the Management Board of Energia Sustentável S.A.  Mr. Perrone graduated in Business from a program sponsored by "Chimica" Bayer S.A., holds a Law degree from  Universidade Federal Fluminense – UFF/RJ, and has a graduate degree in Economics in the area of Capital Markets from Fundação Getulio Vargas – FGV/SP.

Antonio Francisco dos Santos. Mr. Santos has been a member of our Board of Directors since December 23, 1997. He is currently Chairman and Chief Executive Officer of CSN’s Employee Investment Club (Clube de Investimento CSN). Over the past five years he served as Planning and Support Officer of CSN, and Coordinator and Chief of Industrial Engineering, Chief of Production Planning and member of the Board of Directors of the Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan. Mr. Santos graduated in Business and holds a graduate degree in Organization and Finance, both from the Coordination of Graduate Studies and Research - CECOP, and an MBA in Industrial Strategy and Business Management from Universidade Federal Fluminense – UFF/RJ.

Yoshiaki Nakano.  Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005.  Over the past five years, Mr. Nakano  has been a professor at the School of Economics of Fundação Getulio Vargas – FGV/SP a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, a member of the Conselho Superior de Economia (COSEC) of FIESP/Instituto Roberto Simonsen, and a member of the Consulting Board of the Grupo Pão de Açúcar.  Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Gilberto Sayão da Silva.  Mr. Sayão has been a member of our Board of Directors since April 30, 2009.  He is currently a partner at Vinci Partners Investimentos Ltda., and a member of its Executive Committee. Between 2003 and 2009, Mr. Sayão served as the Chief Executive Officer of UBS Pactual Alternative Investments, a subsidiary of UBS Pactual Asset Management. He is currently on the Board of Directors of several companies, such as PDG Realty SA and Equatorial Energia S.A. (none of these being part of CSN´s economic group). He graduated from the Engineering School of the Pontificia Universidade Catolica of Rio de Janeiro - PUC / RJ.

Rubens dos Santos.  Mr. Santos has been a member of our Board of Directors since April 27, 2012. He currently serves as Administrator for Vicunha Petroquímica Ltda and Fibracel Têxtil Ltda. He is also Executive Officer for Pajuçara Confecções S.A., Vicpetro S.A., VRS S.A. and Finobrasa Agro-Industrial S.A.. Additionally, Mr. Santos is the Chairman of the Board of Directors of VTA Andina S.A.., and a board member of National Steel S.A., Vicunha Participações S.A., Vicunha Siderurgia S.A., Fibra Empreendimentos Imobiliários S.A., Transnordestina Logística S.A., Vicunha Aços S.A., Vicunha Steel S.A., Vicunha S.A., Elizabeth S.A. Indústria Têxtil and La Internacional S.A.. Mr. Santos is graduated in Accounting.

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

Enéas Garcia Diniz.  Mr. Diniz holds the position of Executive Officer in charge of the production area since June 21, 2005. He has been serving CSN since 1985, previously acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Director and General Director of the Presidente Vargas Steelworks.  Mr. Diniz graduated in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management from  Universidade Federal Fluminense - UFF/RJ and has an MBA from the Fundação Dom Cabral Business School of Belo Horizonte.

José Taragano. Mr. Taragano was elected Executive Officer on December 15, 2009, being in charge of the projects area.  He previously served as COO - Executive VP of Operations of Brenco - Companhia Brasileira de Energia Renovável, Executive and Business Officer of Klabin S.A., Worldwide Environment, Health & Safety Officer of Alcoa Inc. in New York / Pittsburgh,  Officer of Primary Products/Aluminum, Alumina & Chemical Products and Director of Quality and Human Resources and Superintendent of Production of Alcoa Latin America in São Paulo, Chairman of CEMPRE – Compromisso Empresarial para a Reciclagem, member of the Healthy People 2010 Business Advisory Committee in Washington and acted as Independent Director at the Board of ECOSORB. Mr. Taragano graduated in Metallurgical Engineering from Pontifícia Universidade Católica of Rio de Janeiro - PUC-RJ, has an MBA in Marketing from  the Administration Institute Foundation of Universidade de São Paulo / FIA-USP and further education at MIT / Sloan Executive Program and Harvard Business School / Finance for Senior Executives.

David Moise Salama.  Mr. Salama was elected Executive Officer on August 2, 2011, being in charge of the investor relations area. He has been serving CSN since 2006, having previously acted as Investor Relations Manager. Prior to joining CSN, Mr. Salama acted as Financial Controller Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PricewaterhouseCoopers. He is a member of the National Investor Relations Institute and of the Brazilian Institute of Investor Relations. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP.

Luis Fernando Barbosa Martinez.  Mr. Martinez was elected Executive Officer on August 2, 2011, being in charge of the steel products commercial area. He has been serving CSN since 2002, having previously acted as Sales Officer. Mr. Martinez is also President of the Brazilian Association of Steel Packaging - ABEAÇO. Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked in such company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction - ABCEM. Mr. Martinez graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia – IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited, Montreal, Canadá.

Juarez Saliba de Avelar.  Mr. Avelar was elected Executive Officer on October 26, 2011 and is in charge of the new businesses area.  Mr. Avelar previously worked at CSN from 2003 to 2010, having acted as Ports and Railroads Officer, Mining Officer, Mineral Resources Officer and New Businesses Officer.  Prior to 2003, Mr. Avelar was the President of Ferteco Mineração, Officer of the Southern and Northern Systems of Vale S.A. and, from January 2010 to August 2011, acted as Chief Executive Officer of Steel do Brasil Participações S.A.  Mr. Avelar is also a Director of Transnordestina Logística S.A.  Mr. Avelar graduated in Mining Engineering from Universidade Federal de Minas Gerais - UFMG.

There are no family relationships between any of the persons named above.  The address for all of our directors and executive officers is Av.  Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, city of São Paulo, State of São Paulo, Brazil (telephone number 55-11-3049-7100).

Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our bylaws.  Officers are generally not individually liable for acts performed within the course of their duties.  We either indemnify or maintain directors and officers liability insurance insuring our Directors, our Executive Officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

For the year ended December 31, 2011, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$23.7 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others.  See “—Item 6D.  Employees” for a brief description of our profit sharing arrangements.

We are the principal sponsor of CBS, our employee pension plan. CBS had an excess of plan assets over pension benefit obligations of R$230 million in 2011.  The fair value of the resources of CBS, totaled R$2,384 million as of December 31, 2011, and projected benefit obligations were R$2,154 million.  See Note 29 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

6C. Board Practices

Fiscal Committee and Audit Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors.  The primary responsibility of the Fiscal Committee is to monitor management’s activities, review the financial statements, and report its findings to the shareholders.  Our shareholders did not request the installation of a Fiscal Committee at the Annual Shareholders’ Meeting held on April 27, 2012.

In June 2005, an Audit Committee (Comitê de Auditoria) was appointed in compliance with SEC’s rules, which is composed of independent members of our Board of Directors. The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent auditors, reporting on our auditing policies and our annual audit plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of the external auditors.  Our Audit Committee has also been tasked with identifying, prioritizing and submitting actions to be implemented by our Executive Officers,  analyzing our annual report and our financial statements, and making recommendations to our Board of Directors.

The Audit Committee is currently composed of Mr. Fernando Perrone, Mr. Yoshiaki Nakano and Mr. Antonio Francisco dos Santos and is constantly assisted by an outside consultant.

For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A.  Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D. Employees

As of December 31, 2009, 2010 and 2011, we had 16,903, 19,217 and 20,791 employees, respectively.  As of December 31, 2011, approximately 3,307 of our employees were members of the steelworkers’ union of Volta Redonda and region, which is affiliated with the Central Única dos Trabalhadores, or CUT, a national union.  We believe we have a good relationship with CUT.  We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 41 members, the Accountants Union with 10 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 344 members.  At all other companies controlled by CSN, such as Prada, Ersa, Namisa and Transnordestina, we have a total of 1,435 members.

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

All our Executive Officers and members of our Board of Directors held an aggregate of 1,558 shares of our outstanding common shares as of December 31, 2011.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2011, our capital stock was composed of 1,457,970,108 common shares.  Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2011, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Siderurgia S.A.(1)	697,719,990	47.86%
Rio Iaco Participações S.A. (1)	58,193,503	3.99%

(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors.  See “Item 4. Information on the Company – A.  History and Development of the Company,” “Item 4B.  Business Overview,” “Item 4D. Property, Plant and Equipment – Acquisitions and Dispositions”, “Item 6A.  Directors and Senior Management”, “Item 7A.  Major Shareholders” and Note 4  to the consolidated financial statements included in “Item 18. Financial Statements.”

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements” for our consolidated financial statements.

Legal Proceedings

In the ordinary course of our business, we are party to several proceedings, both administrative and judicial, which we believe are incidental and arise out of our regular course of business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. We have established provisions for all amounts in dispute that represent a probable loss based on the legal opinion of our internal and external legal counsels.

Labor Contingencies

As of December 31, 2011, the Company and its subsidiaries are defendants in 12,993 labor claims, for which a provision has been recorded in the amount of R$223 million. Most of the claims are related to alleged joint liability between us and our independent contractors, wage equalization, differences of 40% fine on the FGTS deposits regarding pre-retirement periods and due to inflation purge, additional payments for unhealthy and hazardous activities, overtime and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, result of occupational accidents, diseases and contractual disputes related to our industrial activities. As of December 31, 2011, the amount relating to probable losses for these contingencies was R$94 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2011, the amount relating to probable losses for civil contingencies relating to environmental issues was R$6.9 million.

Tax Contingencies

Among our tax contingencies there are charges for alleged non-payment of income tax and social contribution taxes in Brazil, for which a provision of R$253 million has been recorded in 2011.

Refis

In November 2009, we adhered to the Tax Recovery Program (REFIS) established by the Federal Government in order to settle our tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining pending lawsuits. Joining the REFIS allows us to pay a reduced amount of the fines, interest and legal charges that were previously due. On December 31, 2011, the position of the debt under the REFIS, recorded under taxes payable in installments, was R$2,095 million (R$1,444 million in 2010).

Refis - IPI premium credit over exports

The IPI premium tax credits relate to export sales made during 1992 to 2002. Tax laws allowed Brazilian companies to recognize IPI premium tax credits until 1983, when an act of the executive branch of the Brazilian government cancelled such benefits and prohibited companies from recognizing such credits. We challenged the constitutionality of the executive branch’s action and obtained, in August 2003, a favorable decision from a Brazilian trial court that authorized the use of IPI premium tax credits. However, in August 2009, the Brazilian Federal Supreme Court, or STF, issued a decision with effects of general repercussion establishing that the IPI premium tax credits were only recognizable until October 1990.  Accordingly, the credits accrued after such date should not have been recognized and, as a result, our board of directors approved the inclusion of this matter in the REFIS. In June 2011, the inclusion of the discussed amounts in the REFIS was ratified by the proper authorities.

Refis - Social Contribution on Net Income from Export Revenues

We filed a lawsuit challenging the assessment of Social Contribution on Net Income charged on income from export revenues based on Constitutional Amendment No. 33/01. Despite an initial decision in March 2004 authorizing the exclusion of these export revenues from the taxable basis - as well as the offsetting of amounts paid from 2001 - in August 2010 the Brazilian Federal Supreme Court, or STF, ruled unfavorably in another proceeding unrelated to us but that discussed the same subject matter (RE 564413). Accordingly, and following the recommendation of our external counsel, the remaining amount of R$402 million (as of December 31, 2010) was included in REFIS in June 2011. This inclusion was already ratified by the proper authorities.

Antitrust

In October 1999, CADE fined us, claiming that certain practices adopted by us and other Brazilian steel companies up to 1997 allegedly comprised a cartel.  We challenged the cartel allegation and the imposition of the fine judicially and, on June 2003, obtained a partially favorable judgment by a federal trial court.  CADE appealed the trial court decision and, on June 2010, a federal appellate court in Brasília held a judgment reversing the trial court’s decision and confirming the cartel allegation as well as the fine imposed by CADE in the amount of R$65 million.  We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not yet recorded any provision in connection with this fine.

In September 2011, CSN received a request from Secretaria de Direito Econômico (SDE) to provide information related to the acquisition of shares of Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas in order to evaluate a possible concentration act. In October 2011, SDE involved Conselho Administrativo de Defesa Econômica (CADE) and Secretaria de Acompanhamento Econômico (SEAE) on the subject. CSN has been providing the requested information to such antitrust bodies.

On April 11, 2012 CADE issued an injunctive order barring us from, among others, acquiring more Usiminas shares or exercising our voting rights on the shares we already own. We are analyzing alternatives to preserve our rights.

Other Legal Proceedings

The Company and its subsidiaries are defendants in other proceedings at administrative and judicial levels, in the approximate amount of R$6,881 million, of which R$5,196 million relate to tax contingencies, R$570 million to civil contingencies, and R$1,115 million to labor and social security contingencies. The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment.

The Company is also a defendant in an arbitration proceeding at the International Court of Arbitration - ICC that discusses potential damages suffered by the plaintiff due to a breach of contract in the estimated amount of R$84 million.  The proceeding is in the discovery phase.  This case is classified as entailing a risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment.

For further information on our legal proceedings and contingencies, see Note 19 to our consolidated financial statements.

Dividend Policy

General

Subject to certain exceptions set forth in Brazilian Corporate Law, our bylaws require that we pay a yearly minimum dividend equal to 25% of our adjusted net profits, calculated in accordance with Brazilian Corporate Law.  Proposals to declare and pay dividends in excess of the statutory minimum dividend requirement are generally made at the recommendation of our Board of Directors and approved by the vote of our shareholders.  Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by our Board of Directors.  Until December 2000, it had been our policy to pay dividends on our outstanding common shares not less than the amount of our required distributions for any particular fiscal year, subject to a determination by our Board of Directors that such distributions would be inadvisable in view of our financial condition.  In December 2000, our Board of Directors decided to adopt a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities:  (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments; and (iv) the maintenance of our good financial status.

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

For dividends declared during the past three years, see “Item 3A.  Selected Financial Data.”

At our Annual Shareholders’ Meeting of April 27, 2012, our shareholders approved the payment of dividends and interest on shareholders’ equity relating to 2011, in the total amount of R$1,200 million as dividends.

Amounts Available for Distribution

At each Annual Shareholders’ Meeting, our Board of Directors is required to recommend how our earnings for the preceding fiscal year are to be allocated.  For purposes of Brazilian Corporate Law, a company’s income net of  income tax and social contribution for any one fiscal year, any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year.

In accordance with Brazilian Corporate Law, an amount equal to 50% of our net profits as further (i) reduced by amounts allocated to the legal reserve; (ii) reduced by amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (iii) increased by the eventual reversion of any contingency reserves constituted in prior years, will be available for distribution to shareholders in any particular year (“Distributable Amount”).

Legal Reserve.  Under Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in the Annual Shareholders’ Meeting, and may be used to increase our capital stock or to offset losses and, therefore, are not available for the payment of dividends.

Discretionary (or Statutory) Reserves.  Under Brazilian Corporate Law, any corporation may provide in its by-laws for the creation of additional reserves, provided that the maximum amount that may be allocated to such reserves, the purpose of such reserves and the allocation criteria of such reserves are specified.  There can not be any allocation to such reserves if it affects payment of the Mandatory Dividend (as defined below).  Our by-laws currently  provide that our Board of Directors may propose to our shareholders the deduction of at least 1% from our net profits to be allocated to a Working Capital and Investments Reserve.  Constitution of such reserve will not affect payment of the Mandatory Dividend.  Our by-laws do not provide for any other discretionary reserve.

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

Tax Incentive Reserve.  Our shareholders in a shareholders’ meeting may, following a management’s proposal, allocate to a tax incentive reserve the portion  of our “net profits” resulting from donations or governmental grants for investments, which may be excluded from the taxable basis of the Mandatory Dividend (as defined below).  Our by-laws currently do not provide for such reserve.

Unrealized Profits Reserve.  Under Brazilian Corporate Law, the amount by which the Mandatory Dividend exceeds our realized net profits in a given fiscal year may be allocated to an unrealized profits reserve.  Brazilian Corporate Law defines “realized net profits” for the period as the amount by which our “net profits” exceeds the sum of (i) positive equity net results and (ii) the net profits, gains or returns that will be realized  after the end of the subsequent fiscal year.  “Net profits” allocated to the unrealized profits reserve must be added to the next Mandatory Dividend (as defined below) distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods.

Retained Earnings Reserve.  Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a previously approved capital expenditure budget.  No allocation of net profits may be made to the retained earnings reserve in case such allocation affects the payment of a Mandatory Dividend (as defined below).

The balance of our profit reserves, except those for contingencies, tax incentives and unrealized profits, shall not be greater than our capital stock.  If such reserves reach this limit, the manner in which such surplus is used will be decided at a shareholders’ meeting.

For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law.  The consolidated financial statements included herein have been prepared in accordance with IFRS and, although our allocations to reserves and dividends will be reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from the consolidated financial statements.

Capital Reserve.  Under Brazilian Corporate Law, the capital reserve consists of premiums from the issuance of shares, goodwill reserves from mergers, sales of founders' shares, and sales of warrants,.  Amounts allocated to our capital reserve are not taken into consideration for purposes of determining Mandatory Dividends (as defined below).  Our capital stock is not currently represented by founders' shares.  In our case, any amounts allocated to the capital reserve may only be used to increase our capital stock, to absorb losses that surpass accumulated profits and profit reserves, or to redeem, reimburse or purchase shares.

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of the Distributable Amount (the “Mandatory Dividend”) in any particular year, which amount shall include any interest paid on capital during that year.  See “Additional Payments on Shareholders’ Equity” below.  In addition to the Mandatory Dividend, our Board of Directors may recommend that shareholders receive an additional payment of dividends from other funds legally available.  Any payment of interim dividends may be netted against the amount of the Mandatory Dividend for that fiscal year.  Under Brazilian Corporate Law, if the Board of Directors determines prior to the Annual Shareholders’ Meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend does not need to be paid.  That type of determination must be reviewed by the Fiscal Committee, if one exists, and reported, together with the appropriate explanations, to the shareholders and to the CVM. Mandatory dividends not distributed as described above shall be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be paid as a dividend as soon as our financial condition allows for it.

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

Additional Payments on Shareholders’ Equity

Since January 1, 1996, Brazilian companies have been permitted to pay interest on shareholders’ equity to holders of equity securities and to treat those payments as a deductible expense for Brazilian income tax purposes.  The amount of interest payable on capital is calculated based on the TJLP – Long Term Interest Rate, as determined by the Central Bank, and applied to each shareholder’s portion of net equity.  Brazilian Corporate Law establishes that current earnings are not included as part of the net equity.

The TJLP is determined by the Central Bank on a quarterly basis.  The TJLP is based on the annual profitability average of Brazilian public internal and external debt.  The TJLP rate for the fourth quarter of 2011 was 6%.

Interest on shareholders’ equity is deductible up to the greater of the following amounts: (i) 50% of the  net profits, as determined for accounting purposes, for the current period of interest payment after the deduction of the social contribution on net profits and before the provision for income tax and the deduction of the amount of such interest; and (ii) 50% of the balance of accumulated earnings and profits reserves from prior years.

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

	Common Shares(1)			American Depositary Shares(1)
	US$ per Share(2)		Volume	US$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2006:
Year end	6.19	3.49	4,216	6.23	3.57	5,596
2007:
Year end	14.90	4.67	5,330	15.28	4.71	6,977
2008:
Year end	25.63	4.12	5,761	25.51	3.94	9,222
2009:
Year end	18.45	6.03	4,936	18.61	6.00	7,218
2010:
First quarter	20.03	14.25	4,739	20.00	14.01	6,577
Second quarter	20.81	13.37	4,035	20.76	13.16	6,386
Third quarter	17.37	14.53	3,143	17.67	14.34	4,353
Fourth quarter	17.78	15.21	2,666	18.21	15.54	4,202
Year end	20.81	13.37	3,637	20.76	13.16	5,360
2011
First quarter	17.98	15.24	3,036	18.33	15.41	4,377
Second quarter	16.81	11.60	3,169	17.22	11.81	4,453
Third quarter	12.55	7.89	3,780	12.62	7.94	5,932
Fourth quarter	9.66	7.23	3,683	9.89	7.31	4,573
Year End	17.98	7.23	3,422	18.33	7.31	4,840
2012
First quarter	10.83	8.09	3,958	10.88	8.53	5,486

Month Ended:

October 31, 2011	9.66	7.23	4,623	9.89	7.46	5,858
November 30, 2011	9.51	7.54	3,650	9.70	7.55	4,319
December 31, 2011	8.84	7.35	2,819	8.76	7.31	3,542
January 31, 2012	10.54	8.09	3,626	10.54	8.53	5,393
February 29, 2012	10.83	10.05	4,290	10.88	10.10	5,595
March 31, 2012	10.78	9.45	3.989	10.73	9.46	5,470

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

As of April 18, 2012, the closing sale price (i) per common share on the BM&FBOVESPA was of R$17.27 and (ii) per ADS on the NYSE was of US$9.22.  The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2011, approximately 374 million, or approximately 25.6%, of our outstanding common shares were held through ADSs.  Substantially all of these ADSs were held of record by The Depository Trust Company.  In addition, our records indicate that on that date there were approximately 154 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 53 million common shares, representing 3.6% of our outstanding common shares.

9B. Plan of Distribution

Not applicable.

9C. Markets

The principal trading market for our common shares is BM&FBOVESPA.  Our ADSs trade on the NYSE under the symbol “SID.”

Trading on the BM&FBOVESPA and NYSE

CSN shares traded in the market are comprised of ordinary shares without nominal value. Ordinary shares are traded on the Brazilian Stock Exchange, BM&FBOVESPA, under the code CSNA3. Our ADSs, each one representing an ordinary share, are traded on the New York Stock Exchange, NYSE, under the code SID.

In 2000, the BM&FBOVESPA was reorganized through the execution of a memoranda of understanding by the Brazilian stock exchanges.  Under the memoranda, all securities in Brazil are now traded only on the BM&FBOVESPA. When shareholders trade in common and preferred shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation.  The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date.  Delivery of and payment for shares are made through the facilities of BM&FBOVESPA’s clearinghouse.

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 2011, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.3 trillion (or US$1.2 trillion).  In contrast, as of December 2011, the aggregate market capitalization of the NYSE was US$11.8 trillion.  The average daily trading volume of the BM&FBOVESPA and NYSE for December 2011 was of approximately R$6.0 billion (or US$3.2 billion) and US$53.7 billion, respectively.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder.  See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the time and price they desire.”

As of December 31, 2011, we accounted for approximately 0.95% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2006	44,526	32,847	44,473
2007	65,790	41,179	63,886
2008	73,516	29,435	37,550
2009	69,349	36,234	68,588
2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012 (through March 31)	68,394	57,829	64,510

The IBOVESPA index closed at 64,510 on March 31, 2012. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.  See “Item 10D.  Exchange Controls.”

Regulation of the Brazilian Securities Markets

The Brazilian securities markets are regulated by CVM, which has authority over stock exchanges and the securities markets in general, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, Brazilian Corporate Law and regulations issued by CVM.

Under Brazilian Corporate Law, a company is either public, a companhia aberta, such as CSN, or private, a companhia fechada.  All public companies are registered with CVM and are subject to reporting and regulatory requirements.

Trading in securities on the BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement.  The company should also suspend its trading on international stock exchanges where its securities are traded.  Trading may also be suspended on the initiative of the BM&FBOVESPA or CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by CVM or the BM&FBOVESPA.

The Brazilian Securities Law and the regulations issued by CVM provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, as well as protection of minority shareholders.  However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Disclosure Requirements

According to Law No 6,385, a publicly held company must submit to CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors.  This legislation also requires companies to file with CVM shareholder agreements, notices of shareholders’ meetings and copies of the related minutes.

Pursuant to CVM Resolution No. 358, of January 3, 2002, CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•         Establish the concept of a material fact that gives rise to reporting requirements.  Material facts include decisions made by the controlling shareholders, resolutions of the shareholders at a shareholders’ meeting and of management of the company, or any other facts related to a company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•         Specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of the company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•         Oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•         Require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•         Require the acquirer of a controlling stake in a corporation to disclose material facts, including its intentions as to whether or not to de-list the corporation’s shares within one year from the acquisition of such controlling stake;

•         Establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and

•         Forbid trading on the basis of material non-public information.

Pursuant to CVM Rule No. 480. of December 7, 2009, CVM expands the quantity and improves the quality of information reported by issuers in Brazil.  This Rule represents a significant step forward in providing the market with greater transparency over securities issuers.  For that purpose, the Annual Information Report (IAN) was replaced by a more comprehensive and opinative reference form (Formulário de Referência), which comprises the information requested by IAN  and several other data required under CVM Rule No. 400. of December 29, 2003, which were previously subject to disclosure only upon a public offering.

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

CVM Rule No. 480. also created two groups of issuers per type of securities traded.  Group A issuers are authorized to trade in any securities, whereas Group B issuers must not trade in stocks, depositary receipts (BDRs, Units) and securities convertible or exchangeable into stocks or depositary receipts.  The greater extend of Group A authorization is followed by more stringent disclosure and reporting requirements.  We, as issuers of stocks, are part of Group A and, as such, are subject to more stringent disclosure and reporting requirements.

CVM has also enacted Rule No. 481. of December 17, 2009 to regulate two key issues involving general meetings of shareholders in publicly held companies:  (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights.

CVM Rule No. 481. is intended to (i) improve the quality of information disclosed by publicly held companies to shareholders and to the market in general, favoring the use of Internet as a vehicle to that end; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, specially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10A. Share Capital

Not applicable.

10B. Memorandum and Articles of Association

Registration and Corporate Purpose

We are registered with the Department of Trade Registration under number 15,910.  Our corporate purpose, as set forth in Article 2 of our bylaws, is to manufacture, transform, market, import and export steel products and steel derived by-products, as well as to explore other activities that are directly or indirectly related to our corporate purpose, including:  mining, cement and carbochemical business activities, the manufacture and assembly of metallic structures, construction, transportation, navigation and port activities.

Directors’ Powers

Pursuant to our bylaws, a director may not vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests.  In addition, our shareholders must approve the compensation of our management and, in case a global amount is fixed, our Board of Directors is responsible for allocating individual amounts of management compensation.  There is no mandatory retirement age for our directors.  A detailed description of the general duties and powers of our Board of Directors may be found in “Item 6A.  Directors and Senior Management.”

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

Capital Stock

On August 2, 2011 we cancelled 25,063,577 of our shares which were held in treasury at that time.  On December 31, 2011 our capital stock was composed of 1,457,970,108 common shares.  Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws.  There are currently no classes or series of preferred shares issued or outstanding.  We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law.  See “Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ meetings are called, convened and presided over by the Chairman or Vice-Chairman of our Board of Directors.  Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Valor Econômico, at least 15 days prior to the scheduled meeting date and no fewer than three times.  We have changed to the Diário Oficial do Estado de São Paulo as a result of the transfer of our headquarters to São Paulo and as approved by our shareholders by unanimous vote at our shareholders’ meeting held on May 30, 2011.  Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

In order for a shareholders’ meeting to be held, shareholders representing a quorum of at least one-fourth of the voting capital must be present, except for meetings convened to amend our bylaws, where shareholders representing at least two-thirds of the voting capital must be present.  A shareholder may be represented at a shareholders’ meeting by means of a proxy, appointed not more than one year before the meeting, who must be either a shareholder, a company officer or a lawyer.  For public companies, such as we are, the proxy may also be a financial institution.  If no quorum is present, notice must be given in the manner described above, no fewer than eight days prior to the scheduled meeting date.  On second notice, the meeting may be convened without a specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below.  A holder of shares with no voting rights may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions passed at a shareholders’ meeting require a simple majority vote, abstentions not considered.  Pursuant to Brazilian Corporate Law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the following actions:  (i) to create a new class of preferred shares or disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares, to change a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or to create any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares (in these cases, a majority of the issued and outstanding shares of the affected class is also required); (ii) to reduce the Mandatory Dividend; (iii) to change our corporate purpose; (iv) to merge into or consolidate with another company or to spin-off our assets; (v) to dissolve or liquidate our Company; (vi) to cancel any liquidation procedure; (vii) to authorize the issuance of founders’ shares; and (viii) to participate in a centralized group of companies as defined under Brazilian Corporate Law.

Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to:  (i) amend our bylaws; (ii) elect or dismiss members of our Board of Directors (and members of the Fiscal Committee) at any time; (iii) receive and approve the annual management accounts, including the allocation of net profits and the distributable amounts for payment of the mandatory dividends and allocation to the various reserve accounts; (iv) authorize the issuance of debentures in general; (v) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration of the subscription of shares in our capital stock; (vii) authorize the issuance of founders’ shares; (viii) pass resolutions authorizing reorganization of our legal form, a merger, consolidation or split of the company, dissolution  and liquidation of the company, election and dismissal of our liquidators and to examine their accounts; and (ix) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to a reorganization under the U.S. Bankruptcy Code), among others.

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one half of the issued and outstanding voting shares to:  (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the Mandatory Dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação  as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken.  The right o f redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability.  Law No. 9,457 dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements.  According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

Preemptive Rights

Except as provided for in Brazilian Corporate Law (such as in the case of mergers and public offerings), our bylaws allow each of our shareholders a general preemptive right to subscribe to shares in any capital increase, in proportion to his or her ownership interest.  A minimum period of 30 days following the publication of notice of a capital increase is allowed for the exercise of the right and the right is transferable.  In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe only to newly issued common shares.  In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs will have preemptive rights to subscribe for common shares, in proportion to their ownership interest, only to the extent necessary to prevent dilution of their interest in us.

Form and Transfer

As our common shares are in registered form, the transfer of shares is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative.  When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on our records by a representative of a brokerage firm or the stock exchange’s clearing system.  Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by such shareholders’ local agent.

The BM&FBOVESPA operates a central clearing system.  A holder of our common shares may choose, at its discretion, to participate in this system and, in that case, all shares elected to be put into this system will be deposited in the custody of the BM&FBOVESPA (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the BM&FBOVESPA).  The fact that those common shares are held in the custody of the BM&FBOVESPA will be reflected in our register of shareholders.  Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the BM&FBOVESPA and will be treated in the same way as registered shareholders.

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

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed.  CVM regulations require the disclosure of (i) the acquisition of 5% of any class of capital stock of a listed company and any subsequent acquisition or disposition of at least 5% of any such class of capital stock, (ii)  acquisition of control of a listed company and (iii) the ownership of shares of capital stock of a listed company by members of such company’s Board of Executive Officers, Board of Directors, Audit Committee, Fiscal Committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

10C. Material Contracts

 None.

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

10E.  Taxation

The following is a summary of certain U.S. federal income and Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by an investor that holds such common shares or ADSs.  This summary does not purport to address all material tax consequences of the acquisition, ownership and disposition of our common shares or ADSs, does not take into account the specific circumstances of any particular investor and does not address certain investors that may be subject to special tax rules.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions) and Brazil as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect.  In addition, this summary is based in part upon the representations of our ADSs depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty.  Both countries have been accepting the offset of income taxes paid in one country against the income tax due in the other based on reciprocity.  No assurance can be given, however, as to whether or when an income tax treaty will enter into force or how it will affect the U.S. Holders, as defined below, of our common shares or ADSs.

This discussion does not address any aspects of U.S. taxation (such as estate tax, gift tax and Medicare tax on net investment income) other than federal income taxation or any aspects of Brazilian taxation other than income, gift, inheritance and capital taxation.  Prospective investors are urged to consult their own tax advisors regarding the Brazilian and U.S. federal, state and local tax consequences of the acquisition, ownership and disposition of our common shares and ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).  It is based on Brazilian law as currently in effect.  Any change in such law may change the consequences described below, possibly with retroactive effect.  This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder.  Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil.  Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (a “2,689 Holder”).

Taxation of Dividends and Interest on Shareholders’ Equity

Dividends, including stock dividends and other dividends, paid by us (i) to our ADSs depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of common shares, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996.  Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year such profits have been generated.

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis.  For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government's Long-Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made.  Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

Payment of interest on shareholders' equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

  For this purpose, a “tax haven” or ‘low-tax regime” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (“Tax Haven Jurisdiction”).  These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Gains on the Exchange of ADSs for Common Shares

The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax, assuming compliance with applicable regulation regarding the registration of the investment with Central Bank.

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

IOF on Foreign Exchange Transactions

Tax on foreign exchange transactions, or “IOF/Exchange”, may be levied on foreign exchange transactions (conversion of foreign currency in reais  and conversion of reais  into foreign currency), affecting either or both the inflow or outflow of investments.  Currently, the general IOF/Exchange rate applicable to foreign currency exchange transactions is 0.38%.

The Brazilian Government may increase the rate of the IOF/Exchange to a maximum rate of 25% of the amount of the foreign exchange transactions at any time, but such an increase will only apply in respect to future foreign exchange transactions.

Currently, for most foreign exchange transactions related to this type of investment, the IOF/Exchange rate is zero.

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities, or “IOF/Securities”, including those carried out on a Brazilian stock, futures or commodities exchanges.  The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero percent.  Since November 19, 2009, the IOF/Securities levies at a rate of 1.5% on transfer of shares traded on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil.  The Brazilian Government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

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

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including payments considered “interest” in respect of stockholders’ equity under Brazilian law) (before reduction for Brazilian withholding taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADSs depositary, in the case of ADSs.  Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year.  We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 15% rate of tax in respect of “qualified dividend income” received before January 1, 2013.  Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Based on existing Internal Revenue Service (“IRS”) guidance, it is not entirely clear whether dividends received with respect to the common shares not held through ADSs will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

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

A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are regularly traded on a “qualified exchange.”  Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Exchange Act.  Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimisquantities, on at least 15 days during each calendar quarter.  We cannot assure you that the common shares or ADSs will be eligible for a mark-to-market election.

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

Backup Withholding and Information Reporting

U.S. Holders

Dividends paid on, and proceeds from the sale, redemption or other taxable disposition of common shares or ADSs to a U.S. Holder generally will be subject to information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

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

•         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•         CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Exposure as of December 2011* (amortization)	Notional	2012	2013	2014	2015	2016	Thereafter

US dollar LIBOR	2,444	547	178	308	400	547	464

US dollar fixed rate	7,362	298	1,071	14	756	52	5,171

CDI	14,008	1,045	546	1,446	1,041	1,707	8,223

TJLP	3,231	382	335	101	90	95	2,228

Other	495	26	43	65	60	43	258

Exposure as of December 2010* (amortization)	Notional	2011	2012	2013	2014	2015	Thereafter

US dollar LIBOR	2,694	522	611	158	274	342	787

US dollar fixed rate	6,374	72	33	951	12	671	4,635

CDI	7,102	1	1,045	546	1,446	1,012	3,052

TJLP	2,939	306	338	338	115	95	1,747

Other	809	191	118	101	112	83	204

 *All figures in R$ million.

Our cash and cash equivalent were as follows:

	December 31, 2011	December 31, 2010	Exposure
Cash in reais:	2,690	2,635	CDI
Cash in U.S. dollars:	6,784	4,556	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2011		December 2010
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	3.14	3.20	2.23	3.15
U.S. dollar fixed rate	6.37	14.37 (with perpetual bond)	7.41	14.91 (with perpetual bond)
Euro fixed rate	N/A	N/A	N/A	N/A
UMBNDES	N/A	N/A	N/A	N/A
CDI	111.21 of CDI	5.19	110.58 of CDI	4.61
TJLP	1.70	5.58	2.21	5.58

        We entered into cross-currency swap agreements to hedge liabilities indexed to the U.S. dollar from Brazilian real  fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. For the duration of our U.S. dollar fixed-rate derivatives, see tables below.

	Notional	Average interest rate	Average maturity
As of December 31, 2011	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)
Swaps (U.S. dollar fixed - rate versus CDI)	293	3.45%	782
Swaps (U.S. dollar fixed - rate versus CDI)	75	3.23%	691
Swaps (U.S. dollar fixed - rate versus CDI)	(100)	2.39%	32

	Notional	Average interest rate	Average maturity
As of December 31, 2010	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)
Swaps (U.S. dollar fixed - rate versus CDI )	1,178	2.29%	54

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

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives (in the case of options, we use the delta as a measure of exposure);

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments:  assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2011	December 31, 2010
U.S. dollar Liabilities	5,367	5,803
loans and financing	5,300	5,735
trade accounts payable	11	8
other	56	60

U.S. dollar Assets	6,525	5,903
offshore cash and cash equivalents	5,613	4,240
derivatives (swaps and NDFs)	485	1,402
trade accounts receivable	-	33
offshore investments (net of cash)	288	97
other	139	131
Total U.S. dollar Exposure	1,158	100

Our exposure to the Euro is due to the following contract categories:

•         Euro-denominated debt;

•         offshore cash;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments:  assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2011	December 31, 2010
Euro Liabilities	1	-
trade accounts payable	1	-

Euro Assets	98	-
derivatives (swaps and NDFs)	(90)	-
offshore investments (net of cash)	8	-
Total Euro Exposure	(82)	-

Our exposure to the Australian Dollar is due to the following contract categories:

•         offshore cash;

	December 31, 2011	December 31, 2010
AUD Liabilities	-	-

AUD Assets	303	-
offshore cash and cash equivalents	303	-
Total AUD Exposure	303	-

Offshore investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those investments are accounted as U.S. dollar investments.  The result is that they work as assets indexed to the U.S. dollar from an earnings perspective.

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

Sensitivity analysis

The economic environment in which we operate determines the main factors taken into consideration to establish risk scenarios.  In the Brazilian economic environment, exchange rate variation is the most notable market risk.

The real  exchange rate is significantly volatile. Between 2001 and 2011 the exchange rate had an average annual volatility of 19.7%.

•         Sensitivity analysis of the US dollar-to-real exchange swap

For the consolidated foreign exchange operations with US Dollar Fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2011 recorded as assets in the amount of R$37 million and liabilities in the amount of R$847 thousand.

To develop our sensitivity analysis we analyze four different scenarios of exchange rate variation.  Based on the foreign exchange rate of December 31, 2011 of R$1.8758 per US$1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$1.4069 per US$1.00; scenario 2:  (50% of Real appreciation) rate of R$0.9379 per US$1.00; scenario 3: (25% of Real devaluation) rate of R$ 2.3448; scenario 4: (50% of Real devaluation) rate of R$ 2.8137.

December 31, 2011			Reference	Exchange	Additional
(In millions of US$,			Value	Rates	Results
except for exchange rates)	Risk	Scenario

Net current swap	US Dollar fluctuation		267	1.8758
		1		1.4069	(126)
		2		0.9379	(251)
		3		2.3448	126
		4		2.8137	251

Exchange position functional
currency BRL	US Dollar fluctuation		890	1.8758
		1		1.4069	(417)
		2		0.9379	(835)
		3		2.3448	417
		4		2.8137	835

Consolidated exchange position	US Dollar fluctuation		1,158	1.8758
		1		1.4069	(543)
		2		0.9379	(1.086)
		3		2.3448	543
		4		2.8137	1.086

•         Sensitivity analysis of the euro-to-dollar exchange swap

For the consolidated foreign exchange operations with Euro fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recorded as assets in the amount of R$13 million.

For consolidated exchange transactions with Euro fluctuation risk, based on the foreign exchange rate on December 31, 2011, of R$ 2.4342 per €$ 1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$1.8257 per €$ 1.00; scenario 2: (50% of Real appreciation) rate of R$1.2171 per €$ 1.00; scenario 3: (25% of Real devaluation) rate of R$ 3.0428; scenario 4: (50% of Real devaluation) rate of R$ 3.6513.

December 31, 2011			Reference	Exchange	Additional
(In millions of EUR,			Value	Rates	Results
except for exchange rates)	Risk	Scenario

Net current swap	EURO fluctuation		(90)	2.4342
		1		1.8257	55
		2		1.2171	110
		3		3.0428	(55)
		4		3.6513	(110)

Exchange position functional
currency BRL	EURO fluctuation		6	2.4342
		1		1.8257	(4)
		2		1.2171	(8)
		3		3.0428	4
		4		3.6513	8

Consolidated exchange position	EURO fluctuation		(84)	2.4342
		1		1.8257	51
		2		1.2171	102
		3		3.0428	(51)
		4		3.6513	(102)

•         Sensitivity analysis of exchange exposure to Australian dollar

For the consolidated foreign exchange operations with Australian dollar fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2011.

For consolidated exchange transactions with Australian dollar fluctuation risk, based on the foreign exchange rate on December 31, 2011, of R$ 1.9116 per €$ 1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$1.4337 per €$ 1.00; scenario 2: (50% of Real appreciation) rate of R$0.9558 per €$ 1.00; scenario 3: (25% of Real devaluation) rate of R$ 2.3895; scenario 4: (50% of Real devaluation) rate of R$ 2.8674.

December 31, 2011			Reference	Exchange	Additional
(In millions of A$,			Value	Rates	Results
except for exchange rates)	Risk	Scenario

Exchange position functional
currency BRL	Australian dollar fluctuation		303	1.9116
		1		1.4337	(145)
		2		0.9558	(289)
		3		2.3895	145
		4		2.8674	289

•         Sensitivity analysis of exchange dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R$6 million.

To develop our sensitivity analysis we analyze four different scenarios for the real-euro parity volatility.  Based on the foreign exchange rate of December 31, 2011 of R$1.3141 per US$1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$0.9856 per US$1.00; scenario 2:  (50% of Real appreciation) rate of R$0.6571 per US$1.00; scenario 3: (25% of Real devaluation) rate of R$ 1.6426; scenario 4: (50% of Real devaluation) rate of R$ 1.9712.

December 31, 2011			Refe rence	Exchange	Additional
(In millions of US$,			Value	Rate s	Results
except for exchange rates)	Risk	Scenario

Net current swap	US Dollar fluctuation		35	1.3141
		1		0.9856	(12)
		2		0.6571	(23)
		3		1.6426	12
		4		1.9712	23

Exchange position functional
currency EURO	US Dollar fluctuation		(35)	1.3141
		1		0.9856	12
		2		0.6571	23
		3		1.6426	(12)
		4		1.9712	(23)

Consolidated exchange position	US Dollar fluctuation		-	1.3141
		1		0.9856	-
		2		0.6571	-
		3		1.6426	-
		4		1.9712	-

Sensitivity analysis of interest rate swaps

In millions of R$, except for notional amount

	Nocional		31.12.2011
	Million US$	Risk	25%	50%	25%	50%
Swap of interest rate libor vs CDI	108	(Libor) US$	(26)	(31)	26	30

•         Sensitivity analysis of changes in interest rate

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2011 in the consolidated financial statements.

In millions of R$

		Impact on profit or loss
	% p.a	2011	2010
Changes in interest rates
TJLP	6.00	1,372	6,465
Libor	0.81	7,941	7,102
CDI	10.87	72,607	42,103

Share market price risk

•         The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts recognized at market prices as of December 31, 2011. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2011. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

		Impacty on profit and equity
Companies	Probable	25%	50%	25%	50%
Usiminas	(768)	509	1,019	(509)	(1,019)
Panatlântica	1	3	5	(3)	(5)
	(767)	512	1,024	(512)	(1,024)

Item 12.  Description of Securities Other Than Equity Securities

American Depositary Shares

JP Morgan Chase Bank, N.A. serves as the depositary for our ADSs.  ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission or conversion of foreign currency into U.S. dollars.  In this case, the depositary may decide at its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service

Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits	US$5.00 for each 100 ADSs (or portion thereof)
Distribution of dividends	US$5.00 for each 100 ADSs
Deposit of securities, including in respect of share, rights and other distributions	US$5.00 for each 100 ADSs (or portion thereof)
Withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof)

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time.  These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders.  For the year ended December 31, 2011, such reimbursements totaled US$1.1 million.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

We have carried out an evaluation under the supervision of our management, including our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934.  Based on that evaluation, our Chief Executive Officer and our Principal Financial Officer concluded that the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) collected and communicated to management, including the Chief Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.  Based on the assessment, management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of KPMG Auditores Independentes, our independent registered public accounting firm, dated April 27, 2012, on the effectiveness of our internal control over financial reporting as of December 31, 2011, see “Item 18.  Financial Statements”.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

16A. Audit Committee Financial Expert

After reviewing the qualifications of the members of our Audit Committee, our Board of Directors has determined that all three members of our Audit Committee qualify as an “audit committee financial expert,” as defined by the SEC.  In addition, all of the members of our Audit Committee meet the applicable independence requirements both under Brazilian Corporate Law and under the NYSE rules.

Our Audit Committee is permanently assisted by a consultant, who renders financial and consulting services, among others, to the members of our Audit Committee.

16B. Code of Ethics

We have adopted a Code of Ethics in 1998, reinforcing our ethical standards and values that apply to all of our employees, including executive officers and directors.

Given its importance, the Code of Ethics was updated during year 2011 and copies of the Code of Ethics were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the compromise with the established values.

There was no amendment to or waiver from any provision of our Code of Ethics in 2011.  Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers.  A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C.  Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations.  For the fiscal years ended December 31, 2011 and 2010, KPMG Auditores Independentes acted as our independent auditors.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2011	2010
	(In thousands of R$)
Audit fees	2,654	2,649
Audit – related fees	285	774
Tax fees	142	89
Total	3,081	3,512

Audit fees

Audit fees in 2011 and 2010 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements.  In 2011 and 2010 these fees refer mainly to comfort letters for offering of bonds.

Tax Fees

Fees billed in 2011 and 2010 for professional services rendered by our independent auditors are for tax compliance services.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Since the beginning of 2004, in accordance with the limits and provisions of CVM Instruction No. 10/80, our Board of Directors approved a number of share buyback programs.

In 2011, we did not carry out any form of share buyback, either through publicly announced plans or programs or otherwise.

16F. Change in Registrant’s Certifying Accountant

As previously disclosed in our current report on Form 6-K furnished on March 27, 2012, our board of directors, pursuant to applicable CVM regulation regarding auditor rotation, approved the rotation of  KPMG as independent registered public accounting firm and the engagement of Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, to serve as our new independent registered public accounting firm as from the first quarter of 2012 for the fiscal year ending December 31, 2012 and future fiscal years until new auditor rotation is required.

KPMG’s audit report dated April 27, 2012 on our consolidated financial statements for the fiscal year ended December 31, 2011 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. KPMG’s audit report dated June 17, 2011 on our consolidated financial statements for the fiscal year ended December 31, 2010 also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

KPMG’s audit report dated April 27, 2012 on the effectiveness of our internal control over financial reporting as of December 31, 2011 does not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise. KPMG’s audit report dated June 17, 2011 on the effectiveness of our internal control over financial reporting as of December 31, 2010 also did not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise.

During the two fiscal years preceding the rotation of KPMG, there were no disagreements between us and KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of KPMG, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided KPMG with a copy of this Item 16F and have requested and received from KPMG a letter addressed to the Securities and Exchange Commission stating whether or not KPMG agrees with the above statements. A copy of the letter from KPMG is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of KPMG, neither us nor anyone acting on our behalf, consulted Deloitte regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian Corporate Law does not have a similar provision.  According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management.  Mr. Benjamin Steinbruch, our Chief Executive Officer, is also the Chairman of our Board of Directors.  There is no requirement that non-management directors meet regularly without management.  As a result, the non-management directors on our Board of Directors do not typically meet in executive sessions without management present.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.  We have established an Audit Committee, which is equivalent to a U.S. audit committee, and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance.  Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors.  They also report on our auditing policies and our annual audit plan prepared by our internal auditing team. Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three independent directors elected by our Board of Directors for a one-year term of office.  The current members of our Audit Committee are Fernando Perrone, Yoshiaki Nakano and Antonio Francisco dos Santos. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE.  All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.  For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

•       confidential policies and procedures; and

Sarbanes-Oxley Disclosure Committee’s duties and activities.

Item 16H.    Mine Safety Disclosure

Not applicable as none of our mines are located in the United States and as such are not subject to the Federal Mine Safety and Health Act of 1977 or the Mine Safety and Health Administration.

Item 17.  Financial Statements

We have responded to Item 18 in lieu of responding to this item.  See “Item 18.  Financial Statements.”

PART III

Item 18.  Financial Statements

The following consolidated financial statements of the Registrant, together with the report of KPMG Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2011 and 2010	FS- 1
Statements of income for the years ended December 31, 2011, 2010 and 2009	FS- 3
Statements of cash flows for the years ended December 31, 2011, 2010 and 2009	FS- 4
Statements of changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009	FS-5
Statements of comprehensive income for the years ended December 31, 2011, 2010 and 2009. Notes to consolidated financial statements	FS-6 FS-7

Item 19.  Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
2.1

Form of Amended and Restated Deposit Agreement dated as of November 1, 1997 as amended and restated as of November 13, 1997, among Companhia Siderúrgica Nacional, JP Morgan Chase Bank, N.A. (as successor to Morgan Guaranty Trust Company of New York), as successor depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference from the Registration Statement on Form F-6 (333-7818) filed with the SEC).

2.2	Form of Amendment No. 1 to the Deposit Agreement (incorporated by reference from the Registration Statement on Form F-6EF (333-115078) filed with the SEC on April 30, 2004).
2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt (corporate by reference from the Registration Statement on Form F-6POS filed with the SEC on January 5, 2011)

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

10.2*+	Amendment to the Share Purchase Agreement, dated June 30, 2011.
10.3*

Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between CSN and Big Jump Energy Participações S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.4*+	Amendment to the Shareholders’ Agreement of Nacional Minérios S.A., dated June 30, 2011.
10.5*

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

10.8*

Port Operating Services Agreement, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Principal Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Principal Financial Officer.
15.1+	Management’s report dated April 27, 2012, on the effectiveness of our internal control over financial reporting as of December 31, 2011.
16.1+	Letter from KPMG Auditores Independentes to the Securities and Exchange Commission, dated April 27, 2012, regarding the change in certifying accountant.

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

April 27, 2012	Companhia Siderúrgica Nacional

	/s/	Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	/s/	Rogério Leme Borges dos Santos
	Name:	Rogério Leme Borges dos Santos
	Title:	Controller / Principal Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Report Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

KPMG Auditores Independentes

São Paulo, SP - Brazil
April 27, 2012

FS-R1

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets
	Note	2011	2010
CURRENT ASSETS
Cash and cash equivalents	5	15,417,393	10,239,278
Trade receivables	6	1,616,206	1,367,759
Inventories	7	3,734,984	3,355,786
Recoverable taxes		584,273	473,787
Other current assets	8	591,450	357,078
Total current assets		21,944,306	15,793,688

NON-CURRENT ASSETS
Long-term receivables
Short-term investments measured at fair value		139,679	112,484
Trade receivables		10,043	58,485
Deferred income taxes	9	1,840,773	1,592,941
Receivables from related parties		0	479,120
Other non-current assets	10	2,866,226	3,676,080
		4,856,721	5,919,110

Investments	11	2,088,225	2,103,624
Property, plant and equipment	12	17,377,076	13,776,567
Intangible assets	13	603,374	462,456
Total non-current assets		24,925,396	22,261,757

TOTAL ASSETS		46,869,702	38,055,445

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity
	Note	2011	2010
SHAREHOLDERS' EQUITY AND LIABILITIES
CURRENT LIABILITIES
Payroll and related taxes		202,469	164,799
Trade payables		1,232,075	623,233
Taxes payable		325,132	275,991
Borrowings and financing	14	2,702,083	1,308,632
Other payables	16	1,728,445	1,854,952
Provisions for tax, social security, labor and civil risks	19	292,178	222,461
Other provisions		14,565	5,887
Total current liabilities		6,496,947	4,455,955

NON-CURRENT LIABILITIES
Borrowings and financing	14	25,186,505	18,780,815
Other payables	16	5,593,520	4,321,666
Deferred income taxes	9	37,851
Provisions for tax, social security, labor and civil risks	19	346,285	2,016,842
Employee Benefits	29	469,050	367,839
Other provisions		322,374	289,640
Total non-current liabilities		31,955,585	25,776,802

Equity	21
Issued capital		1,680,947	1,680,947
Capital reserves		30	30
Earnings reserves		7,671,620	6,119,798
Other comprehensive income/(loss)		-1,366,776	-168,015
Total equity attributable to owners of the Company		7,985,821	7,632,760

Non-controlling interests		431,349	189,928

Total equity		8,417,170	7,822,688

TOTAL EQUITY AND LIABILITIES		46,869,702	38,055,445

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2011	2010	2009
Net Revenue from sales and/or services	23	16.519.584	14.450.510	10.978.364
Cost of sales and/or services	24	-9.800.844	-7.882.726	-7.210.774

Gross profit		6.718.740	6.567.784	3.767.590

Operating expenses		-961.818	-1.569.438	-206.358
Selling expenses	24	-604.108	-481.978	-447.129
General and administrative expenses	24	-575.585	-536.857	-480.072
Other operating income	25	719.177	48.821	1.368.594
Other operating expenses	25	-501.302	-599.424	-647.764
Share of profits of subsidiaries				13

Profit before finance income (costs) and taxes		5.756.922	4.998.346	3.561.232
Finance income	26	717.450	643.140	586.025
Finance costs	26	-2.723.253	-2.554.598	-832.460

Profit before income taxes		3.751.119	3.086.888	3.314.797

Income tax and social contribution	9	-83.885	-570.697	-699.616

Profit from continuing operations		3.667.234	2.516.191	2.615.181

Profit for the year attributed to:
Companhia Siderúrgica Nacional		3.706.033	2.516.376	2.618.934
Non-controlling interests		-38.799	-185	-3.753

Earnings per common share - (reais/share)
Basic	28	2.54191	1.72594	1.75478
Diluted	28	2.54191	1.72594	1.75478

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	Note	2011	2010	2009

Profit for the year		3,667,234	2,516,191	2,615,181
Accrued charges on borrowings and financing		2,650,622	1,489,191	1,130,089
Depreciation/ depletion / amortization	12.b)	948,251	814,034	797,341
Proceeds from write-off and disposal of assets		54,727	5,827	70,494
Realization of available-for-sale investments		-698,164
Deferred income tax and social contribution	9	-52,542	207,268	122,152
Provision of swaps/forwards transactions		110,009	126,492	-88,986
Gain/(loss) on change in percentage equity interest				-835,115
Provision for actuarial liabilities		-11,412	2,393	-47,622
Provision for tax, social security, labor and civil risks		62,746	199,558	99,157
Inflation adjustment and exchange differences		-250,083	57,119	-2,024,573
Allowance for doubtful debts		189	-46,675	1,527
Other provisions		-19,651	-80,570	399,076
Cash generated from operations		6,461,926	5,290,828	2,238,721

Trade receivables		-339,427	143,250	-51,082
Inventories		-410,264	-794,331	926,260
Receivables from related parties		471,666
Recoverable taxes		16,700	297,424	-317,968
Trade payables		544,300	11,964	-1,137,203
Payroll and related taxes		-47,072	-36,757	15,257
Taxes payable		135,765	-101,723	263,734
Taxes in installments - REFIS		-296,304	-414,473	-103,775
Judicial deposits		-20,253	-33,822	-737,041
Contingent liabilities		120,951	16,868	-422,375
Interest paid		-2,145,400	-1,190,423	-992,280
Interest paid on swap transactions		-360,976	-676,163	-742,700
Other		70,168	4,662	376,306
Increase (decrease) in assets and liabilities		-2,260,146	-2,773,524	-2,922,867

Net cash generated by (used in) operating activities		4,201,780	2,517,304	-684,146

Receipt/payment in derivative transactions		-57,157	395,346	248,966
Disposal of investments		1,310,171
Net effects of equity swap				1,420,322
Investments		-2,126,493	-1,370,016	-284,232
Property, plant and equipment	12	-4,400,825	-3,635,911	-1,996,759
Intangible assets	13	-707	-25,216	-5,628
Net cash used in investing activities		-5,275,011	-4,635,797	-617,331

Borrowings and financing	14	7,824,012	8,754,779	7,582,823
Repayments to financial institutions - principal	14	-1,469,206	-2,706,982	-2,783,313
Dividends and interest on capital		-1,856,381	-1,560,795	-2,027,600
Treasury shares				-1,350,307
Capital contribution by non-controlling shareholders		242,290	128,811
Net cash generated by financing activities		4,740,715	4,615,813	1,421,603

Exchange rate changes on cash and cash equivalents		1,510,631	-228,833	-1,300,744

Increase (decrease) in cash and cash equivalents		5,178,115	2,268,487	-1,180,618
Cash and cash equivalents at the beginning of the year		10,239,278	7,970,791	9,151,409
Cash and cash equivalents at the end of the year		15,417,393	10,239,278	7,970,791

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Equity	Non-Controling interests	Consolidated Equity
At December 31, 2008 as reported	1,680,947	30	3,768,756	1,012,732	200,124	6,662,589		6,662,589
Impact of restated of prior years				(176,185)		(176,185)		(176,185)
At December 31, 2008	1,680,947	30	3,768,756	836,547	200,124	6,486,404		6,486,404
Unrealized Gain/Loss - Investiments					(602)	(602)		(602)
IFRS adjustments			485,816	175,257	(200,124)	460,949		460,949
Opening balance at January 1, 2009	1,680,947	30	4,254,572	1,011,804	(602)	6,946,751		6,946,751
Approval of prior year’s proposed dividends			(485,816)			(485,816)		(485,816)
Profit for the year				2,618,934		2,618,934	(3,753)	2,615,181
Alocation of profit for the year
Declared dividends (R$1,028.82 per thousand shares)				(1,500,000)		(1,500,000)		(1,500,000)
Interest on capital (R$219.46 per thousand shares)				(319,965)		(319,965)		(319,965)
Reserves			1,847,522	(1,847,522)
Proposal to the General Meeting			1,178,635			1,178,635		1,178,635
Comprehensive income					(585,113)	(585,113)		(585,113)
Repurchase of treasury shares as per EGM 8/13/2009			(1,350,308)			(1,350,308)		(1,350,308)
Cancelation of treasury shares as per EGM 8/21 and 9/14/2009
Non-controlling interests							86,813	86,813
Other				3,332		3,332		3,332
Balances at December 31, 2009	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450	83,060	6,589,510
Approval of prior year’s proposed dividends			(1,178,635)			(1,178,635)		(1,178,635)
Profit for the year				2,516,376		2,516,376	(185)	2,516,191
Allocation of profit for the year				(272,297)		(272,297)		(272,297)
Declared dividends (R$186.76 per thousand shares)				(356,800)		(356,800)		(356,800)
Interest on capital (R$244.72 per thousand shares)				(1,227,703)		(1,227,703)		(1,227,703)
Additional dividends proposed (R$842.06 per thousand shares)			1,227,703			1,227,703		1,227,703
Investment reserve			626,159	(626,159)
Cancelation of treasury shares			(34)			(34)		(34)
Comprehensive income					417,700	417,700		417,700
Non-controlling interests							107,053	107,053
Balances at December 31, 2010	1,680,947	30	6,119,798		(168,015)	7,632,760	189,928	7,822,688
Approval of prior year’s proposed dividends			(1,227,703)			(1,227,703)		(1,227,703)
Profit for the year				3,706,033		3,706,033	(38,799)	3,667,234
Allocation of profit for the year
Declared dividends (R$635.48 per thousand shared)				(926,508)		(926,508)		(926,508)
Additional dividends proposed (R$599.12 per thousand shares)			273,492	(273,492)
Other comprehensive income					(1,198,761)	(1,198,761)		(1,198,761)
Recognition of reserves			2,506,033	(2,506,033)
Non-controlling interests							280,220	280,220
Balances at December 31, 2011	1,680,947	30	7,671,620		(1,366,776)	7,985,821	431,349	8,417,170

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	2011	2010	2009
Profit for the year	3,667,234	2,516,191	2,615,181

Other comprehensive income	-1,198,761	417,700	-585,113
Exchange differences arising on translation of foreign operations, net of taxes	195,046	-69,270	-618,723
Actuarial gains/(losses) on defined benefit plan, net of taxes	-74,331	-28,603	-3,275
Net change in fair value of available-for-sale financial assets, net of taxes	-621,312	515,573	36,885
Net change in fair value of available-for-sale financial assets transferred to profit or loss	-698,164	0	0

Comprehensive income for the year	2,468,473	2,933,891	2,030,068

Attributable to:
Companhia Siderúrgica Nacional	2,507,272	2,934,076	2,033,821
Non-controlling interests	-38,799	-185	-3,753

The accompanying notes are an integral part of these consolidated financial statements.

(expressed In thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries and jointly controlled entities collectively referred to herein as "CSN" or the “Company”).The Company’s registered office social is located at Avenida Brigadeiro Faria Lima, 3400 – São Paulo, SP.

CSN is a Company with shares listed on the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE).  Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into 5 (five) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metallic packaging and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States and Portugal aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.CSN holds a concession to operate TECAR, a solid bulk maritime terminal, of the 4 (four) terminals that form the Itaguaí Port, located in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. Explores also limestone and dolomito Arches drive in the State of Minas Gerais, to feed the needs of UPV and CSN Cement, and the surplus of such raw materials is sold to subsidiaries and third parties.

During 2011, the Clinker used in the manufacture of cement was purchased from third parties, however, by the end of 2011, with the completion of the first stage of the Clinker plant in Arcos (MG), this has already filled the needs of grinding of CSN Cimentos located in Volta Redonda.

•       Logistics:

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on strategic investments in the Company’s segments, see Note 27 – Segment Information.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount.

Some balances for the financial years 2009 and 2010 were reclassified to permit a better comparability with 2011.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 26, 2012.

(b)      Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2011 and 2010 include the following direct and indirect subsidiaries and jointly-controlled subsidiaries, as well as the exclusive funds Diplic and Mugen:

•                      Companies

	Equity interest (%)
Companies	12/31/2011	12/31/2010	Main activities
Direct interest: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc.	100.00	100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S. L.(1)	100.00	100.00	Equity interests
CSN Export Europe, S.L. (2)	100.00	100.00	Financial transactions, product sales and equity interests
CSN Metals S.L. (3)	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L. (4)	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L. (5)	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
CSN Aços Longos S.A.- merged by Parent Company on 1/28/2011		99.99	Manufacture and sale of steel and/or metallurgical products
Florestal Nacional S.A.(6)	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
Inal Nordeste S.A.- merged by Parent Company on 5/30/2011		99.99	Service center for steel products
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	70.91	76.45	Railroad logistics
Indirect interest: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.(7)	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions and equity interests
CSN Portugal, Unipessoal Lda. (8)	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.(9)	100.00	100.00	Financial transactions and equity interests
CSN Finance UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH(10)	100.00		Financial transactions, product sales and equity interests
Itamambuca Participações S. A. - merged by CSN Cimentos em 5/30/2011		99.99	Mining and equity interests
Companhia Brasileira de Latas (11)	59.17		Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.(11)	58.08		Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA (11)	58.98		Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (11)	58.98		Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (11)	58.98		Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste (11)	58.98		Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (11)	58.98		Production and sale of cans and related activities
Direct interest: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Generation of electric power
MRS Logística S.A.	27.27	22.93	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura (12)	50.00		Provision of services
Indirect interest: proportionate consolidation
Namisa International Minerios SLU	60.00	60.00	Equity interests and sales of products and minerals
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
MRS Logística S.A.	6.00	10.34	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company
Aloadus Handel GmbH (10)	60.00		Financial transactions, product sales and equity interests

(1)	New corporate name of CSN Energy S.à.r.l., changed on December 15, 2010.
(2)	New corporate name of CSN Export S.à.r.l., changed on August 9, 2011.
(3)	New corporate name of CSN Overseas S.à.r.l., changed on December 15, 2010.
(4)	New corporate name of CSN Panamá S.à.r.l., changed on December 15, 2010.
(5)	New corporate name of CSN Steel S.à.r.l., changed on December 17, 2010.
(6)	New corporate name of Itaguaí Logística S.A., changed on December 27, 2010.
(7)	New corporate name of CSN Madeira Lda., changed on January 8, 2010.
(8)	New corporate name of Hickory-Comércio Internacional e Serviços Lda., changed on January 8, 2010.
(9)	New corporate name of CSN Cement S.à.r.l., changed on June 18, 2010.
(10)	Companies that became subsidiaries on November 3, 2011.

(11) Companies that became subsidiaries on July 12, 2011.

(12) Equity interest acquired on December 5, 2011.

•                      Exclusive funds

	Interest held
Exclusive funds	12/31/2011	12/31/2010	Main activities
Direct interest: full consolidation
DIPLIC - Fundo de investimento multimercado	100.00	100.00	Investment fund
Mugen - Fundo de investimento multimercado	100.00	100.00	Investment fund

In preparing the financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries, jointly controlled entities and affiliated companies is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

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

•                     Joint controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains and losses on disposals to non-controlling interests are also recognized directly in equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)      Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as as of December 31, 2011 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2011, US$1 is equivalent to R$1.8758 (R$1.6662 as of December 31, 2010), EUR 1 is equivalent to R$2.4342 (R$2.2280 as of December 31, 2010), A$1 is equivalent to R$1.9116 (R$1.6959 as of December 31, 2010) and JPY 1 is equivalent to R$0.02431 (R$0.0205 as of December 31, 2010).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in equity.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period.

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

(d)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(e)      Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful debts was recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(f)       Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine. The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(g)      Investments

Foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ equity, are recognized in other comprehensive income, in the Company’s equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(h)           Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(i)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 12. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since its useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/ grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body). This is often referred to as stripping.

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(j)       Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the financial statements. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated economic useful lives.

(k)      Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment when whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(l)       Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. Any unrecognized costs of past services and the fair values of any plan assets are deducted. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

Some of the Company’s entities offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and only registered in income statement if the plan is extinguished.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company, when such goals are met, recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses.

(m)     Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(n)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(o)      Share capital

Common shares are classified in equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of taxes.

When the Company or any of its subsidiaries buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in equity attributable to owners of the Company.

(p)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(q)      Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for by the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(r)       Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax law enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes. The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items directly recognized in equity.

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

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(s)      Earnings per share

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

(t)       Environmental and restoration costs

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

(u)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenditures on research and development of new products for the year ended December 31, 2011 amounted to R$6,532 (R$4,314 for the year ended December 31, 2010).

(v)      Financial instruments

i)              Financial assets

Financial assets are classified into following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category include loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

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

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)             Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issue, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 15).

iii)            Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)            Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on foreign operations

Any gain or loss on the instrument related to the effective portion is recognized in equity. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other gains (losses), net”.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(w)     Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 27).

(x)           Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(y)            New standards and interpretations issued and not yet adopted

Several standards, amendments and IFRS interpretations issued by the IASB have not yet become effective for the year ended December 31, 2011, as follows:

Standard	Description	Effective date
Amendments to IFRS 7	Disclosures – Transfers of Financial Assets	July 1, 2011
IFRS 9	Financial Instruments	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendments to IAS 12	Deferred Taxes - Recovery of Underlying Assets	January 1, 2012
IAS 19 (revised in 2011)	Employee Benefits	January 1, 2013
IAS 27 (revised in 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures	January 1, 2013
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

These standards, amendments and interpretations are effective for annual reporting periods beginning on or after 2012 and 2013 and were not used in preparing these financial statements. No material impact of these new Standards on the Group’s financial statements are expected, except for IFRS 9 Financial Instruments, which can change the classification and measurement of the financial assets held by the Group, IFRIC 20 Shipping Costs in the Production Phase of a Surface Mine, which can impact the accounting of waste stripping in non-current assets, and IFRS 10, IFRS 11 and IFRS 12, which can impact the entities currently consolidated and/or proportionately consolidated by the Group. The Company does not expect to early adopt this standard and its impact has not yet been measured.

3.     BUSINESS COMBINATION

On July 12, 2011, CSN conducted, through its wholly-owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs, and administrative costs.

As mentioned in Note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the asset and liability identification process were considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

Assets acquired and liabilities assumed	Carrying amounts	Adjustments to fair value	Total fair value
Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

(*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518.

(**) Comprising mainly the fair value adjustment to receivables from CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition
(-) Book value of CBL	(604,794)
(+) Fair value adjustments to assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price considered	43,316

(=) Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of Prada Embalagens with CBL, as described in note 13.

The business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE, (Brazilian antitrust agency).

4.     RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

On December 27, 2010, Rio IACO acquired 58,193,503 shares of Caixa Beneficente dos Empregados da CSN (“CBS”) and currently holds 3.99% of CSN’s issued capital, and became part of the control group.

•  Liabilities

					Paid
Companies	Mandatory minimum dividend	Proposed additional dividend	Proposed interest on capital	Total	Dividends	Interest on capital
Vicunha Siderurgia	443,386	130,881		574,267	717,835	170,746
Rio Iaco	36,981	10,916		47,897	59,871	14,241
Total at 12/31/2011	480,367	141,797		622,164	777,706	184,987
Total at 12/31/2010	141,174	636,509	184,985	962,668	717,834	33,499

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)     Transactions with jointly controlled entities

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows. The consolidated information is presented according to the criteria set out in note 2.

•  Assets

Companies	Trade receivables	Intercompany loan (*)	Total
Nacional Minérios S.A.	31,338		31,338
MRS Logística S.A.	403		403
Total at 12/31/2011	31,741		31,741
Total at 12/31/2010	19,115	496,438	515,552

(*) In 2011 total payments of Nacional Minérios S.A. to CSN amounted to R$1,278,457 (loan non-consolidated corresponds to R$ 511,382) of which R$53,800 was paid in January related to interest and R$1,224,657 in April related to early settlement as provided for in the related agreement.

•  Liabilities

Companies	Advances from customers	Trade payables	Other payables	Total
Nacional Minérios S.A.	3,270,663		2,404	3,273,067
MRS Logística S.A.		7,085	6,562	13,647
Total at 12/31/2011	3,270,663	7,085	8,966	3,286,714
Total at 12/31/2010	3,169,817	7,369	6,725	3,183,911

Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

•  Profit or loss

Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total

Nacional Minérios S.A.	378,020	16,965	394,985	6,296	385,622	391,918
MRS Logística S.A.				279,545		279,545
Itá Energética S.A.				28,267		28,267
Total at 12/31/2011	378,020	16,965	394,985	314,108	385,622	699,730
Total at 12/31/2010	277,751	45,977	323,729	336,623	373,606	710,229

The main transactions carried out by the Company with its jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

c) Other related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in Note 29.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

The balances and transactions between the Company and these entities are as follows:

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

i) Assets and liabilities

Companies	Assets			Liabilities
	Banks/Short-term investments	Trade receivables	Total	Actuarial liabilities	Trade payables	Total

CBS Previdência (Note 29)				11,673		11,673
Fundação CSN		1,504	1,504		321	321
Banco Fibra	72		72
Usiminas (Note 11)		28,509	28,509		170	170
Panatlântica (Note 11)		24,858	24,858
Companhia de Gás do Ceará					40	40
Total at 12/31/2011	72	54,871	54,943	11,673	531	12,204
Total at 12/31/2010	86	25,881	25,967		16,133	16,133

ii) Profit or loss

Companies	Revenues		Expenses
	Sales / Interest income	Total	Pension fund expenses	Purchases/ Other expenses	Total

CBS Previdência (Note 29)			51,595		51,595
Fundação CSN				2,650	2,650
Banco Fibra	35	35
Usiminas (Note 11)	310,479	310,479		7,971	7,971
Panatlântica (Note 11)	264,653	264,653
Ibis Participações e Serviços				8,961	8,961
Companhia de Gás do Ceará				2,570	2,570
Total at 12/31/2011	575,167	575,167	51,595	22,152	73,747
Total at 12/31/2010	413,401	413,401	82,041	58,651	140,692

d) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2011.

	12/31/2011	12/31/2010
	P&L	P&L
Short-term benefits for employees and officers	23,728	17,881
Post-employment benefits	91	81
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	23,819	17,962
n/a – not applicable

e) Policy on investments and payment of dividends and interest on capital

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in 6404/76, as amended by Law 9457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

5.     CASH AND CASH EQUIVALENTS

	12/31/2011	12/31/2010
Current
Cash and cash equivalents
Cash and banks	101,360	156,580

Short-term investments
In Brazil:
Government bonds	646,594	477,529
Private securities and debentures (*)	2,017,019	2,134,364
	2,663,613	2,611,893
Abroad:
Time deposits	12,652,420	7,470,805
Total short-term investments	15,316,033	10,082,698
Cash and cash equivalents	15,417,393	10,239,278

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, with repurchase agreements backed by Brazilian government bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and their assets collateralize possible losses on investments and transactions carried out. The funds’ unit holders also guarantee the funds’ equity in the event of losses arising from changes in interest and exchange rates, or other financial assets.

(*)   Private securities: short–term investments amounting to R$1,952,274 as of December 31, 2011 (R$2,079,549 as of December 31, 2010) backed by Bank Certificates of Deposit, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

Debentures: investments amounting to R$64,745 as of December 31, 2011 (R$54,815 as of December 31, 2010), of jointly controlled entity MRS, which yield pegged to the Interbank Certificates of Deposit rate (CDI), in securities issued by the following banks: Santander, Votorantim, Safra, Itaú BBA and Bradesco.

6.     TRADE RECEIVABLES

	12/31/2011	12/31/2010
Trade receivables
Third parties
Domestic market	982,129	846,507
Foreign market	701,807	530,356
Allowance for doubtful debts	(124,939)	(117,402)
	1,558,997	1,259,461
Related parties (Note 4 - b)
	1,558,997	1,259,461
Other receivables
Receivables from subsidiaries and jointly controlled entities	1,557	17,318
Other receivables	55,652	90,980
	57,209	108,298
	1,616,206	1,367,759

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction.

This transaction totals R$262,367 as of December 31, 2011 (R$247,680 as of December 31, 2010), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	12/31/2011	12/31/2010
Opening balance	(117,402)	(164,077)
Allowance for losses on trade receivables	(20,005)	(7,439)
Recovery (reversal) of receivables	12,468	54,114
Closing balance	(124,939)	(117,402)

7.     INVENTORIES

	12/31/2011	12/31/2010
Finished products	997,128	1,015,534
Work in process	776,918	588,668
Raw materials	847,598	638,857
Storeroom supplies	897,940	800,090
Iron ore	215,400	312,637
	3,734,984	3,355,786

Changes in the allowance for inventory losses are as follows:

	12/31/2011	12/31/2010
Opening balance	(64,115)	(50,306)
Allowance for obsolete or slow-moving inventories	(19,030)	(13,809)
Closing balance	(83,145)	(64,115)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of December 31, 2011, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$130,341 as of December 31, 2010).

8.     OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

	12/31/2011	12/31/2010
Prepaid taxes	104,733	89,596
Guarantee margin on financial instruments (Note 15 V)	407,467	254,485
Unrealized gains on derivatives (Note 15)	55,115
Prepaid expenses	24,135	12,997
	591,450	357,078

9.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	12/31/2011	12/31/2010
Income tax and social contribution income (expenses)
Current	(136,427)	(363,429)
Deferred	52,542	(207,268)
	(83,885)	(570,697)

The reconciliation of income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	12/31/2011	12/31/2010
Profit before income tax and social contribution	3,751,119	3,086,888
Tax rate	34%	34%
Income tax and social contribution at combined statutory rate	(1,275,380)	(1,049,542)
Adjustment to reflect effective rate:
Interest on capital benefit		121,312
Income subject to special tax rates or untaxed	1,279,431	216,529
Tax incentives	73,134	33,824
Adjustments arising from Law 11941 and MP 470 installment plans	(16,060)	106,216
Sale of nondeductible securities	(189,946)
Income tax and social contribution credits	44,434
Other permanent deductions (additions)	502	964
Income tax and social contribution in profit (loss) for the period	(83,885)	(570,697)
Effective rate	2%	18%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax losses of income tax, the negative social contribution basis and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements.

	12/31/2011	12/31/2010
Deferred tax assets
Income tax loss carryforwards	425,406	4,944
Social contribution loss carryforwards	157,858	1,871
Temporary differences	1,257,509	1,586,126
- Provision for contingencies	211,835	240,753
- Allowance for asset impairment losses	60,930	27,915
- Allowance for inventory losses	30,814	26,012
- Allowance for gains/losses on financial instruments	253,985	183,169
- Accrued pension plan payments	144,066	103,033
- Accrued interest on capital	74	121,351
- Allowance for long-term sales	1,221	1,221
- Accrued supplies and services	67,445	43,828
- Allowance for doubtful debts	45,342	145,390
- Goodwill on acquisition	371,153	599,730
- Other	70,644	93,726
Non-current assets	1,840,773	1,592,941

Deferred tax liabilities
- Adjustment to PP&E useful lives (Law 11638/07)	37,776
- Other (*)	75
Non-current liabilities	37,851

(*) Related to a sole jurisdiction, thus presented at net amounts.

Some subsidiaries of CSN recognized tax credits on income tax and social contribution tax loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

In July 2010, the Company joined the REFIS (tax debt refinancing program) and elected to offset part of the balance of income tax and social contribution loss carryforwards as of December 31, 2009 recognized in part B of the LALUR (taxable income computation book), amounting to R$110,192 and R$39,669, respectively, against the four last installments of the tax refinancing plan, consisting of debts enrolled under Provisional Measure 470/09 and payable in 12 installments, as prescribed by relevant legislation.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain CSN subsidiaries have tax assets amounting to R$536.886 and R$167.504, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, off which R$54 expires in 2012, R$9,726 in 2013, R$696 in 2014, R$27,976 in 2015, R$15 in 2016, R$46 in 2017 and R$44.138 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858.Up to December 2011 a total amount of R$672,732 (R$394,360 up to 2010) had been realized, leaving a remaining amount of R$719,126, which will be realized through 2014. In 2012 and 2013, this realization will be R$278,372 per year and in the last year, 2014, the benefit will be R$162,382.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$8,033,902 as of December 31, 2011 (R$2,434,537 as of December 31, 2010).

(c)   Income tax and social contribution recognized in equity

The income tax and social contribution recognized directly in equity are as follows:

	12/31/2011	12/31/2010
Income tax and social contribution (losses)/gains
Gain/(loss) on defined benefit pension plan	163,931	125,065
Changes in the fair value on available-for-sale financial assets	241,484	75,522
Exchange variation on foreign operations	425,510	433,297

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents. As of December 31, 2011, these tax incentives total R$1,914 (R$8,160 as of December 31, 2010).

10.   OTHER NON-CURRENT ASSETS

The group of other non-current assets is comprised as follows:

	12/31/2011	12/31/2010
Judicial deposits (Note 19)	1,760,814	2,774,706
Recoverable taxes (*)	257,977	247,910
Prepaid expenses	115,853	115,755
Unrealized gains on derivatives (Note 15)	376,344	254,231
Iron ore inventories	144,483	130,341
Northeast Investment Fund - FINOR	47,754
Others	163,001	153,137
	2,866,226	3,676,080

(*) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period.

11.   INVESTMENTS

a)       Other Investments

	12/31/2011	12/31/2010
Riversdale Mining	-	1.061.961
Panatlântica	12.030	19.800
Usiminas	2.077.277	1.020.350
Other	(1.082)	1.513
Total Investments	2.088.225	2.103.624

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports, and it also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2011, the Company reached holdings of 11.97% in common shares and 20.14% in preferred shares of Usiminas’ share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

b)     Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of Note 2.

	12/31/2011			12/31/2010
	Nacional	MRS	Itá	Nacional	MRS	Itá
	Minérios (*)	Logística	Energética	Minérios (*)	Logística	Energética
Current assets	4,155,543	917,291	81,729	3,937,574	1,034,466	82,817
Non-current assets	9,526,804	4,625,495	719,606	9,519,584	3,769,877	769,422
Long-term receivables	8,422,434	336,439	44,239	8,570,421	476,757	48,850
Investments, PP&E and intangible assets	1,104,370	4,289,056	675,367	949,163	3,293,120	720,572
Total assets	13,682,347	5,542,786	801,335	13,457,158	4,804,343	852,239

Current liabilities	1,260,068	1,108,938	100,175	1,273,436	1,015,234	115,454
Non-current liabilities	307,352	2,134,906	62,637	1,455,604	1,769,261	139,870
Total equity	12,114,927	2,298,942	638,523	10,728,118	2,019,848	596,915
Total liabilities and equity	13,682,347	5,542,786	801,335	13,457,158	4,804,343	852,239
	12/31/2011			12/31/2010
	Nacional		Itá	Nacional		Itá
	Minérios (*)	MRS Logística	Energética	Minérios (*)	MRS Logística	Energética
Net operating revenue	3,766,712	2,862,337	242,913	2,937,169	2,247,101	222,594
Cost of sales and services	(1,646,011)	(1,732,552)	(81,692)	(1,109,067)	(1,326,655)	(76,600)
Gross profit	2,120,701	1,129,785	161,221	1,828,102	920,446	145,994
Operating (expenses) income	(634,475)	(199,754)	(66,223)	(476,621)	(306,668)	(52,422)
Finance income (costs), net	1,016,743	(134,272)	(12,327)	1,016,778	38,243	(23,890)
Profit before income tax and social contribution	2,502,969	795,759	82,671	2,368,259	652,021	69,682
Current and deferred income tax and social contribution	(429,226)	(272,714)	(28,103)	(412,989)	(216,451)	(23,724)
Profit for the period	2,073,743	523,045	54,568	1,955,270	435,570	45,958

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

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

In December 2008 CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to the company Big Jump Energy Participações S.A.(Big Jump), the shareholders of which are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequent to this sale, Big Jump subscribed to new shares, paying up in cash the total amount of US$3,041,473 thousand, corresponding to R$7,286,154, of which R$6,707,886 was recognized as goodwill on the share subscription.

Due to the new corporate structure of the jointly controlled entity, where Big Jump holds 40% and CSN 60%, and in view of the shareholders’ agreement signed by the parties, CSN consolidates it proportionately.

Such shareholders’ agreement prescribes that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise its call option and Big Jump the right to exercise its put option regarding the equity interest held by Big Jump in Namisa.

Other agreements signed, in order to make such association feasible, among them the agreement for purchase of shares and the long-term operating agreements between Namisa and CSN, provide for certain obligations to do that, if not complied with or remedied within the stipulated deadlines in certain extreme situations may give rise to the right on the part of the aggrieved party to exercise its put or call option, as the case may be, with respect to the equity interest held by Big Jump in Namisa.

Further to the process of restructuring Namisa, on July 30, 2009 this jointly controlled entity merged its parent Big Jump Energy Participações S.A., such that Posco and Brazil Japan Iron Corp. began holding a direct interest in Namisa. There was no change in the equity interest held by CSN as a result of this merger transaction.

In July and November 2011, respectively, Nippon Steel and Sumitomo Metal Industries, until then members of the BJIOC consortium, sold their interests to the other members and, with the entry of the new shareholder China Steel Corp. (CSC), the new corporate structure of Namisa started to be as follows: CSN 60%, BJIOC 32.52%, Posco 6.48% and CSC 1%.

•       MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996. In 2008 CSN transferred to Namisa in the form of a capital contribution a 10% equity interest of MRS, decreasing its direct interest from 32.93% to 22.93%. Thus, CSN still holds indirect interests of 6%, through its subsidiary Nacional Minérios S.A.– Namisa, a proportionately consolidated entity.

In 2010 CSN held an indirect interest of 4.34% through its subsidiary International Investment Fund (IIF). On December 23, 2011 IIF distributed dividends to CSN, paid with the transfer of MRS shares to CSN.

As of December 31, 2011, the Company held a direct interest of 27.27%.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities. Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•       ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and all the common shares issued by Itasa, a special purpose company originally created to carry out the construction of the Itá hydroelectric power plant: contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

Itasa has a 60.5% stake in Consórcio Itá, which was created to operate the Itá hydroelectric power plant, pursuant to the concession agreement of December 28, 1995 and its 1st amendment, dated July 31, 2000, signed between the members of the consortium (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly named Tractebel Energia S.A.), granted by the federal government through the Agência Nacional de Energia Elétrica, or ANEEL (National Electric Power Agency), which expires in October 2030.

Under the terms of the concession agreement, ITASA has the right to 60.5% of an average of 668 MW, the quantity corresponding to the project energy prorated among the consortium members, with the other consortium member Tractebel Energia S.A.(‘Tractebel”) being entitled to the remaining 39.5%.Of the average of 404.14 MW to which this subsidiary is entitled, an average of 342.95 MW is sold to its shareholders in proportion to their equity interest in the company, and an average of 61.19 MW is sold to consortium member Tractebel.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

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

The balance of property, plant and equipment less depreciation as of December 31, 2011 is R$31,751 (R$32,919 as of December 31, 2010) and the amount of the expense attributable to CSN is R$6,366 (R$7,333 as of December 31, 2010).

•       COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. based in the city of Araucária, PR. CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the assembly and installation of industrial machinery, construction, road recovery and paving, construction of plants, electric stations and substations, special engineering services to design structural projects, and other related activities.

12.   PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31,2009	126,059	1,289,511	6,243,494	22,415	2,089,735	1,362,133	11,133,347
Effect of foreign exchange differences	(1,659)	(175)	(2,762)	(50)	(746)	(10,373)	(15,765)
Acquisitions					3,481,249		3,481,249
Derecognized projects					(15,501)		(15,501)
Disposals			(5,065)	(22)		14,760	9,673
Transfers to other categories of assets	10,785	159,987	1,343,721	10,591	(1,040,761)	(484,323)
Depreciation		(74,344)	(677,266)	(4,469)		(36,877)	(792,956)
Other	40,607	(161,371)	71,902	(38)	1,830	23,590	(23,480)
Balance at December 31,2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
Effect of foreign exchange differences	1,234	3,640	16,377	135	(157)	2,162	23,391
Acquistion through business combination	3,325	10,805	14,050	562	4,204	90,572	123,518
Acquisitions					4,400,828		4,400,828
Derecognized projects					(3,778)		(3,778)
Disposals		(6,719)	(30,059)	(17)		(13,294)	(50,089)
Depreciation		(39,364)	(821,672)	(4,931)		(65,441)	(931,408)
Reversal of allowance for loss on asset disposal						4,774	4,774
Transfers to other categories of assets	14,233	273,320	1,477,118	9,172	(1,848,785)	74,942
Transfers to intangible assets					(11,104)	(383)	(11,487)
Other		(170)	(4,883)	54	(695)	50,454	44,760
Balance at December 31,2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076

(*) Refer basically to railway assets, such as yards, tracks and railway sleepers.

The breakdown of the projects comprising construction in progress is as follows:

	Project objective	Start date	Scheduled completion	12/31/2010	12/31/2011
Construction in Progress - Main projects
Logistics				1,889,411	3,795,760
	Expansion of Transnordestina railroad around 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2014	1,774,875	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations			111,763	290,410
	Current investments for maintenance of current operations			2,773	15,479
Mining				1,364,733	1,931,047
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa	2007	2012/13 (1)	1,101,234	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa	2009	2013	167,163	425,134
	Expansion of Namisa capacity production to 39 Mtpa	2008	2015/16	81,172	137,059
	Current investments for maintenance of current operations			15,164	46,421
Steel				803,798	1,164,239
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013 (2)	618,832	907,521
	Current investments for maintenance of current operations
	Expansion of TECAR to allow annual exports of 45 mtpy			184,966	256,718
	Expansion of Namisa production capacity to 39 mpty
Cement				457,864	165,273
	Construcion of Cement plant in the Northeast and Southern region of Brazil and in the city of Arcos, Minas Gerais	2011	2013 (3)	98,258	132,986
	Construcion of clinquer plant in the city of Arcos, Minas Gerais	2007	2011 (4)	357,981	27,536
	Current investments for maintenance of current operations			1,625	4,751
	Total construction in progress			4,515,806	7,056,319

(1)    Expected date for completion of the 40 Mtpa and 42 Mtpa Stages

(2)    Expected date for completion of the Rio de Janeiro unity

(3)    Expected date for completion of new grinding on Arcos - MG

(4)    Manufacturing plant in operation, in “ramp-up”

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

Current investments for maintenance are capitalized and depreciated on an accrual basis until the next maintenance event of the relevant asset, totaling R$654,741 as of December 31, 2011 (R$495,430 as of December 31, 2010).

Others repairs and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2011 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

Buildings	46
Machinery, equipment and facilities	13
Furniture and fixtures	10
Other	34

a)             The Company capitalized borrowing costs amounting to R$353,156 (R$215,624 as of December 31, 2010) (see note 26).These costs are basically calculated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports.

The rates used to capitalize borrowing costs are as follows:

FEES
Specific	Non-specific
projects	projects
TJLP + 1.3% to 3.2%	10.56%
UM006 + 2.7%

b)             Additions to depreciation, amortization and depletion for the period were distributed as follows:

	12/31/2011	12/31/2010
Production cost	892,297	770,542
Selling expenses	7,130	6,471
General and administrative expenses	29,941	29,156
Other operating expenses	18,883	7,865
	948,251	814,034

c)             The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2011 the net property, plant and equipment of Casa de Pedra was R$2,485,077 (R$2,167,378 as of December 31, 2010), represented mainly by construction in progress amounting to R$1,123,821 (R$911,077 as of December 31, 2010). Up to December 31, 2011, interest capitalized in property, plant and equipment of Casa de Pedra totaled R$82,607 (R$48,590 as of December 31, 2010).

13.   INTANGIBLE ASSETS

	Goodwill	Intangible assets with finite useful lives	Software	Other	Total
Balance at December 31,2009	423,698	9,982	23,879		457,559
Acquisitions and expenditures			25,239	1,002	26,241
Amortization		(4,991)	(16,353)		(21,344)
Balance at December 31,2010	423,698	4,991	32,765	1,002	462,456
Effect of foreign exchange differences			6	72	78
Acquisitions through business combination (*)	204,569				204,569
Acquisitions and expenditures			350	353	703
Disposals			(784)	(489)	(1,273)
Impairment losses	(60,861)				(60,861)
Transfer of property, plant and equipment			11,487		11,487
Transfer of long-term receivables				2,977	2,977
Amortization		(4,991)	(9,622)	(2,230)	(16,843)
Other movements			(2,113)	2,194	81
Balance at December 31,2011	567,406		32,089	3,879	603,374

(*) Goodwill based on expected future earnings, arising on the Prada Embalagens and CBL business combination on July 12, 2011.

Recoverable amount of the Packaging cash-generating unit (“CGU”), determined based on the business valuation report prepared by independent appraisers. As a result of this valuation, the company recognized an impairment adjustment amounting to R$60,861

The concession intangible asset with definite useful life refers to the amount originally paid by shareholders, whose economic basis was expected future earnings due to the concession right, recorded by the Company’s jointly controlled entity. The amortization is calculated on a straight-line basis over the concession period.

The useful life of software is one to five years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

Goodwill on Investments	Balance at 12/31/2011	Investor
Flat steel	13,091	CSN
Subtotal Company	13,091
Mining	347,098	Namisa
Packaging	207,217	CSN
Total consolidated	567,406

•       Impairment testing for goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level within the Company at which goodwill is monitored for internal management purpose, never above Operating Segments.

Cash-generating unit	Segment	12/31/2011	12/31/2010
Mining (Namisa)	Mining	347,098	347,098
Packaging (*)	Steel	207,217	63,509
Flat steel	Steel	13,091	13,091
		567,406	423,698

(*) Amount presented net of the impairment adjustment amounting to R$60,861.

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

The main assumptions used in calculating the values in use as of December 31, 2011 are as follows:

	Mining	Packaging	Flat steel
Gross margin (i)

For gross margin were used the expansion plans already approved in the Company’s business plan, iron ore prices on the international market, based on projections prepared by official institutions of the mining industry and the projected US dollar (US$) versus Brazilian reais (R$) rate curve until 2020, made available by the Central Bank of Brazil (BACEN). After 2020, no variance was considered.

		Average gross margin of each cash-generating unit based on its history and projections approved by the Board for the next three years;	Average gross margin of each cash-generating unit based on its history and projections approved by the Board for the next three years;
Cost adjustment	Cost adjustment based on long-term inflation projections;	Cost adjustment based on long-term inflation projections;	Cost adjustment based on long-term inflation projections;
Growth rate (ii)

Cash flows were made considering a projection period up to 2041, the maturity term of the main contracts and to which the Company's Business Plan is tied. Therefore it was not used a grow rate, given that the projection period exceeds 30 years.

		Average growth rate of 2.1% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 0.5% p.a. used to extrapolate the cash flows after the budgeted period;
Discount rate (iii)	Pretax US dollar 11% p.a. discount rate.	Pretax 16.75% p.a. discount rate.	Pretax 11% p.a. discount rate.

(*) Assumptions used by independent experts.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budget period.

(iii) Pretax discount rate, applied to cash flow projections.

14.   BORROWINGS, FINANCING AND DEBENTURES

		Current liabilities		Non-current liabilities
	Rates in (%)	12/31/2011	12/31/2010	12/31/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1% to 3.50%	381,333	473,255	573,388	1,840,269
Prepayment	3.51% to 7.50%	148,597	138,210	1,281,171	522,116
Guaranteed perpetual bonds	7.00%	2,553	2,268	1,875,800	1,666,200
Fixed rate notes	9.75%	4,191	4,546	1,031,690	916,410
Fixed rate notes	6.50%	53,851	47,834	1,875,800	1,666,200
Fixed rate notes	6.875%	26,598	23,626	1,406,850	1,249,650
Fixed rate notes	10.5%	34,390	32,074	750,320	666,480
Financed imports	3.52% to 6.00%	261	57,293		59,322
Financed imports	6.01% to 8.00%	25,248	16,849	27,310	24,396
CCB	1.54%	176,440
BNDES/FINAME	Interest R. Res. 635/87 + 1.7% and 2.7%	25,903	20,085	36,750	55,256
Other	3.3% to 5.37% and CDI + 1.2%	105,181	85,790	145,438	103,587
		984,546	901,830	9,004,517	8,769,886
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2%	430,432	308,968	1,744,727	1,907,596
Debentures	103.6 % and 110.8% CDI and 9.4% + IGPM and 1% + TJLP	672,073	41,750	2,822,424	1,760,846
Prepayment	104.8% and 109.5 % CDI	537,128	64,216	4,523,224	3,400,000
CCB	112.5% CDI	101,280	1,354	7,200,000	3,000,000
Other		9,509	26,443	37,058	23,303
		1,750,422	442,731	16,327,433	10,091,745
Total borrowings and financing		2,734,968	1,344,561	25,331,950	18,861,631
Transaction costs		(32,885)	(35,929)	(145,445)	(80,816)
Total borrowings and financing + transaction costs		2,702,083	1,308,632	25,186,505	18,780,815

The balances of prepaid intragroup borrowings related to the Company total R$2,244,927 as of December 31, 2011 (R$2,080,721 as of December 31, 2010), see note 4.

•       Funding transaction costs

As of December 31, 2011 funding transaction costs are as follows:

	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	4,067	4,779	3,478	3,100	2,203	2,203	4,852	20,615	6.5% to 10%	6.75% to 10.7%
BNDES	553	491	423	389	389	389	3,491	5,572	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	1,578	284					1,862	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	8,020	6,397	2,219	2,219	2,219	1,354	22,428	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	509	509	509	509	346		2,382	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	16,220	17,651	13,902	13,902	10,056	18,046	89,777	112.5% CDI	11.33% to 14.82%
Other	647	427	427	427	427	427	674	2,809	110.8% and 103.6% CDI	12.59% and 13.27%
	32,885	32,024	29,169	20,546	19,649	15,640	28,417	145,445

(1)            TJ – Annual interest rate contracted

(2)            TIR – Annual internal rate of return

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2011, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

2013	2,263,889	9%
2014	1,933,763	8%
2015	2,346,461	9%
2016	2,444,259	10%
2017	3,166,273	12%
After 2017	11,301,505	45%
Perpetual bonds	1,875,800	7%
	25,331,950	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	12/31/2011	12/31/2010
Opening balance	20,089,447	14,267,601
Funding	7,824,012	8,754,779
Amortization	(3,614,606)	(3,897,405)
Other (*)	3,589,735	964,472
Closing balance	27,888,588	20,089,447

(*) Includes foreign exchange differences and inflation adjustments.

Loans and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them at December 31, 2011.

In February 2011, the Company entered into with Caixa Econômica Federal a Corporate Loan Transaction - Large Corporations, by issuing a bank credit certificate of R$2 billion, with final amortization maturity of 94 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate), as released by CETIP (OTC Clearing House), per year, and interest is paid on a quarterly basis, in March, June, September and December.

In April 2011, the Company contracted an Export Credit Note amounting to R$1.5 billion from Banco do Brasil, which will mature in April 2019.

This NCE (export credit note) bears interest equivalent to 110.8% of the CDI (interbank deposit rate), as released by CETIP, per year, and interest is paid on a semiannual basis, in April and October.

In August 2011, the Company entered into with Caixa Econômica Federal a Corporate Loan Transaction - Large Corporations, by issuing a bank credit certificate of R$2.2 billion, with final amortization maturity of 108 months. This CCB (bank credit note) bears interest equivalent to 112.5% of the CDI (interbank deposit rate), as released by CETIP, per year, and interest is paid on a quarterly basis, in February, May, August and November.

In December 2011 the Company settled in advance its export receivables securitization program with the payment of R$313,842 (R$283,857 in principal, R$2,373 in interest and R$27,612 in premium paid to creditors for early settlement).

•       Debentures

i. Companhia Siderúrgica Nacional

4th issue

As approved at the Board of Directors’ meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued on February 1, 2006, 60,000 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10. These debentures were issued in the total amount of R$600,000 and the proceeds from their trading with financial institutions were received on May 3, 2006.

The face value of these debentures earns interest equivalent to 103.6% of CDI rate, as released by Cetip, per year, and maturity of the face value is scheduled for February 1, 2012, with an early redemption option.

5th issue

As approved at the Board of Directors’ meeting held on July 12, 2011, the Company issued on July 20, 2011, 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 million. These debentures were issued in the total amount of R$1,150,000 and the proceeds from their trading with financial institutions were received on August 23, 2011.

The face value of these debentures earns interest equivalent to 110.8% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for February 1, 2012, with an early redemption option.

ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund - FDNE for issue of the 1st Series of its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400.The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade e Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

		General	Number	Unit				Balance (R$)
Issue	Series	meeting	issued	face value	Issue	Maturity	Charges	12/31/2011
1st	1st	2/8/2010	336,647,184	R$ 1,00	03/09/10	10/3/2027	TJLP + 0.85% p.a.	336,647
1st	2ª	2/8/2010	350,270,386	R$ 1,00	11/25/2010	10/3/2027	TJLP + 0.85% p.a.	350,270
1st	3ª	2/8/2010	338,035,512	R$ 1,00	1/12/2010	10/3/2027	TJLP + 0.85% p.a.	338,036
1st	4ª	2/8/2010	468,293,037	R$ 1,00	10/04/11	10/3/2027	TJLP + 0.85% p.a.	468,293

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	12/31/2011	12/31/2010
Property, plant and equipment	19,383	30,288
Collateral	87,550	74,488
Securitizations (exports) (*)		113,936
	106,933	218,712

(*) Because of the early settlement of export receivables, the securitization reserve fund amounts were redeemed.

15.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

	12/31/2011						12/31/2010
Consolidated	Notes	Available for sale	Fair value through profit or loss	Loans and receivables -effective interest	Other Liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest	Other Liabilities - amortized cost method	Balances
Assets
Current
Cash and cash equivalents	5			15,417,393		15,417,393			10,239,278		10,239,278
Trade receivables, net	6			1,558,997		1,558,997			1,259,461		1,259,461
Guarantee margin on financial instruments	8 and 15			407,467		407,467			254,485		254,485
Derivative financial instruments	8 and 15		55,115			55,115
Securitization reserve fund									22,644		22,644

Non-current
Other trade receivables				57,797		57,797			58,485		58,485
Investments		2,089,309				2,089,309	2,102,112				2,102,112
Derivative financial instruments	10		376,344			376,344		254,231			254,231
Securitization reserve fund									32,031		32,031
Short-term investments				139,679		139,679			112,484		112,484

Liabilities
Current
Borrowings, financing and debentures	14				2,734,968	2,734,968				1,344,561	1,344,561
Derivative financial instruments	15 and 16		2,971			2,971		116,407			116,407
Trade payables					1,232,075	1,232,075				623,233	623,233
Non-current
Borrowings, financing and debentures	14				25,331,950	25,331,950				18,861,631	18,861,631
Derivative financial instruments	15 and 16		373,430			373,430		254,494			254,494

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements at three hierarchy levels:

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value using a valuation method:

				12/31/2011				12/31/2010
Consolidated	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		55,115		55,115

Non-current
Available-for-sale financial assets
Investments	2,089,309			2,089,309	2,102,112			2,102,112

Financial assets at fair value through profit or loss
Derivative financial instruments		376,344		376,344		254,231		254,231

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		2,971		2,971		116,407		116,407

Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		373,430		373,430		254,494		254,494

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

 Potential impairment of financial assets classified available for sale

During 2010 and 2011 CSN invested in ordinary (USIM3) and preferred (USIM5) shares of Usiminas, classified as financial instruments available for sale as they do not attend the criteria to be classified within any of the other categories of financial instruments (measured at fair value through profit and loss, held to maturity or loans and receivables). The instruments are classified under non-current financial instruments and measured at their fair value based on their quoted price at 31 December 2011 (BOVESPA). The company is evaluating strategic alternatives with respect to its investment in Usiminas.

Considering the decline in market value of the shares Usiminas during the year, the Company has evaluated whether, at the balance sheet date, there is objective evidence of impairment of its investments in Usiminas. Management evaluated if the decline in market value of the shares Usiminas should be considered either significant or prolonged. Determining whether a decline is significant or prolonged requires judgment and according to CSN’s accounting policy, which is based on national and international application, an instrument by instrument analysis is made based on quantitative and qualitative information from the moment on onwards that the decline either above 20% or more than 12 months.

Despite the Company’s investment strategy and despite the fact that both the ordinary and preferred shares are equity instruments, management separately evaluated the ordinary and preferred shares for impairment considering the different rights attached to them. The policy of the Company requires a detailed analysis of the percentage and period of decline, characteristics of the instrument, the segment in which the entity operates and volatility of the instrument. Additionally, macro-economic factors, qualitative analyses and other relevant factors after the balance sheet date until the date of approval of the financial statements are taken into consideration to the extent that is possible within the context of the standards, their interpretations and application in practice.

To determine the period of decline of the market value of the instruments below their cost, the Company compared their respective weighted average cost of acquisition at balance sheet date with the last trading date on which the quoted maximum price was above this weighted average cost of acquisition. In case of the ordinary shares the period of decline was calculated at 1 month, while in the case of the preferred shares the period of decline was calculated at 7 months. Management is of the opinion that, considering its accounting policy, the decline is not prolonged.

Volatility measures the dispersions between returns of a share or index. Volatility is a measure of risk of a share, but also serves to evaluate to what extent price variations historically are within expectations. Historical volatility of the shares is calculated and considered in order to identify the expected fluctuation of the respective instruments, evaluate the expected future volatility and conclude if a decline in market value of an instrument below its cost should be considered significant.

The following table shows these indicators for a period of 12 years, long period sufficient to eliminate volatility spikes caused by economic crises:

Period	Volatility
	USIM3	USIM5
1/3/2000 to 12/31/2011	50.42%	48.57%

In light of this information, Management concluded that the decline in market value relative to their price of acquisition of the shares of USIM3 and USIM5 at 31 December 2011 of 30.8% and 34.5%, respectively, is not significant. At 25 April 2012 the decline of the shares had significantly reduced to 26.1% and 27.3% respectively, further supporting the volatility of the securities.

Management considers that during the period under analysis there have not been significant changes with an adverse effect in the technological, market, economic and legal environment in which Usiminas operates. Further, while the market value of Usiminas at 31 December 2011 was below the value of its net assets at that date (R$ 13.5 billion and R$ 19 billion respectively) and the company therefore was required to evaluate impairment of its assets in accordance with IAS38.12(d), the company did not register any such impairment.

Considering the quantitative and qualitative analyses above, Management is of the opinion that there is no objective evidence of impairment of the ordinary and preferred shares of Usiminas and consequently has not reclassified losses thus far recognized in other comprehensive income (R$ 767,924, net of tax).

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

	12/31/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value
Guaranteed perpetual bonds	1,878,353	1,819,903	1,668,468	1,663,701
Fixed rate notes	5,183,690	5,832,364	4,606,820	4,966,629

IV – Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

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

•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in Note 14.

The following table shows the contractual maturities of financial liabilities, including estimated interest payments.

At December 31, 2011	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

At December 31, 2010
Borrowings, financing and debentures	1,344,561	4,254,057	6,357,169	8,250,405	20,206,192
Derivative financial instruments	116,407	254,494			370,901
Trade payables	623,232				623,232

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar, euro and australian dollar, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to Real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms:(i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis at meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of December 31, 2011 is as follows:

Foreign Exchange Rate Exposure	Amounts US$	Amounts EUR	Amounts A$
	thousand)	thousand)	thousand)
Cash and cash equivalents overseas	5,613,908		302,553
Derivative guarantee margin	217,223
Trade receivables - foreign market	287,616	7,844
Other assets	139,219	118
Total assets	6,257,966	7,962	302,553
Borrowings and financing	(5,299,622)
Trade payables	(10,779)	(1,450)
Other liabilities	(56,479)	(16)
Total liabilities	(5,366,880)	(1,466)
Gross exposure	891,086	6,496	302,553
Notional amount of derivatives contracted	267,856	(90,000)
Net exposure	1,158,942	(83,504)	302,553

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•         Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity.

This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2011, the Company had a long position in exchange swap of US$367,856 thousand (US$1,249,529 thousand as of December 31, 2010) where we received, in the long position, exchange rate change plus 3.4541% per year on average (in 2010, exchange rate change plus 2.29% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company held a short position in a foreign exchange swap of US$100,000 thousand, where we paid foreign exchange change plus interest of 2.39% per year on average in the short position and received 100% of CDI in the long position of the foreign exchange swap.

As of December 31, 2011, the consolidated position of these contracts is as follows:

a) Outstanding transactions

•         US dollar-to-real exchange swap

		12/31/2011
			Appreciation (R$)		Fair value
Counterparties	Transaction maturity	Notional (US$ thousand)	Asset position	Liability position	Amount receivable / (payable)
JP Morgan	2/1/2012 to 3/1/2012	9,981	19,127	(18,556)	571
HSBC	4/22/2012 to 6/15/2012	101,317	192,919	(176,554)	16,365
Société Générale	02/1/2012 to 8/2/2012	16,635	30,554	(29,362)	1,192
Bradesco	8/1/2012	3,327	6,279	(5,743)	536
Banco do Brasil	7/2/2012 to 9/3/2012	6,654	12,605	(12,413)	192
Santander	2/1/2012 to 1/2/2015	14,990	28,900	(28,416)	484
Goldman Sachs	1/2/2015	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	46,980	(47,960)	(980)
		367,856	708,538	(671,518)	37,020

		12/31/2010
			Appreciation (R$)		Fair value
					(market)
Counterparties	Transaction maturity	Notional (US$ thousand)	Asset position	Liability position	Amount (payable)

JP Morgan	11/1/2011 to '3/1/2012	6,654	11,078	(11,170)	(92)
HSBC	1/3/2011	223,000	372,794	(385,900)	(13,106)
Société Générale	2/1/2011 to '12/1/2011	23,289	39,687	(50,254)	(10,567)
Pactual	7/1/2011	3,327	5,847	(8,573)	(2,726)
Deutsche Bank	1/3/2011 to 2/1/2011	265,000	443,143	(468,544)	(25,401)
Santander	1/3/2011 to 1/2/2015	131,625	220,951	(239,169)	(18,218)
Goldman Sachs	1/3/2011 to 1/2/2015	130,000	215,302	(224,658)	(9,356)
Itau BBA	1/3/2011 to 12/1/2011	466,634	779,802	(809,381)	(29,579)
		1,249,529	2,088,604	(2,197,649)	(109,045)

•         Real-to-US dollar exchange swap

		12/31/2011
			Appreciation (R$)		Fair value
					(market)
	Transaction	Notional (US$	Asset	Liability	Amount
Counterparties	maturity	thousand)	position	position	(payable)
Santander	2/1/2012	(70,000)	130,266	(130,787)	(521)
Goldman Sachs	2/1/2012	(30,000)	55,704	(56,030)	(326)
		(100,000)	185,970	(186,817)	(847)

•         Iene-to-US dollar exchange swap

		12/31/2011
			Appreciation (R$)		Fair value
					(market)
	Transaction		Asset	Liability	Amount
Counterparties	maturity	Notional (iene)	position	position	receivable
Deutsche Bank	12/12/2013	59,090,000	374,455	(373,430)	1,025
		59,090,000	374,455	(373,430)	1,025

		12/31/2010
			Appreciation (R$)		Fair value
					(market)
Counterparties	Transaction maturity	Notional (iene)	Asset position	Liability position	Amount receivable/ (payable)
Deutsche Bank	12/12/2013	59,090,000	254,231	(254,231)
		59,090,000	254,231	(254,231)

b) Settled US dollar-real transactions

	Appreciation 2011				Appreciation 2010
Counterparties	Notional (US$ thousand)	Asset position (R$)	Liability position (R$)	Amount received / (paid) in 2011	Notional (US$ thousand)	Asset position (R$)	Liability position (R$)	Fair value in 2010	Impact on P&L in 2011
Deutsche Bank	2,352,000	3,809,284	(3,927,022)	(117,738)	265,000	443,143	(468,544)	(25,401)	(92,337)
Goldman Sachs	100,000	2,978,316	(2,975,695)	2,621	100,000	167,243	(173,031)	(5,788)	8,409
HSBC	1,843,000	3,022,397	(3,092,542)	(70,145)	223,000	372,794	(385,900)	(13,106)	(57,039)
Itau BBA	809,635	1,345,353	(1,380,319)	(34,966)	466,635	779,802	(809,378)	(29,576)	(5,390)
Santander	246,625	412,585	(434,164)	(21,579)	121,625	204,241	(221,856)	(17,615)	(3,964)
BTG Pactual	3,327	5,542	(9,050)	(3,508)	3,327	5,847	(8,573)	(2,726)	(782)
Société Générale	23,289	41,093	(52,363)	(11,270)	23,289	39,687	(50,255)	(10,568)	(702)
JP Morgan	3,327	5,737	(6,075)	(338)	6,654	11,078	(11,170)	(92)	(246)
Bradesco	1,663	3,143	(2,755)	388					388
	5,382,866	11,623,450	(11,879,985)	(256,535)	1,209,530	2,023,835	(2,128,707)	(104,872)	(151,663)

The position of outstanding transactions was recorded in the Company’s assets and liabilities and totals R$37,020 in assets and R$847 in liabilities as of December 31, 2011 (R$109,045 in liabilities as of December 31, 2010) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$115,490 as of December 31, 2011 (loss of R$231,673 as of December 31, 2010) (see Note 26).

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position).In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As of December 31, 2011, the consolidated position of these contracts was as follows:

a) Outstanding transactions

			12/31/2011
			Appreciation (R$)		Fair value (market)
		Notional (EUR	Asset	Liability	Amount
Counterparties	Transaction maturity	thousand)	position	position	receivable
HSBC	1/12/2012	25,000	51,469	(48,556)	2,913
Deutsche Bank	1/12/2012	25,000	51,521	(48,556)	2,965
Goldman Sachs	1/12/2012	40,000	128,761	(121,389)	7,372
		90,000	231,751	(218,501)	13,250

			12/31/2010
			Appreciation (R$)		Fair value (market)
		Notional (EUR	Asset	Liability	Amount
Counterparties	Transaction maturity	thousand)	position	position	receivable
HSBC	1/20/2011	15,000	34,029	(33,424)	605
Deutsche Bank	1/20/2011	25,000	56,648	(55,707)	941
Goldman Sachs	1/20/2011	50,000	113,295	(111,415)	1,880
		90,000	203,972	(200,546)	3,426

b) Settled transactions

	Appreciation 2011				Appreciation 2010
Counterparties	Notional (EUR thousand)	Asset position (R$)	Liability position (R$)	Received / (paid) in 2011	Notional (EUR thousand)	Asset position (R$)	Liability position (R$)	Fair value in 2010	Impact on P&L in 2011

Deutsche Bank	210,000	475,582	(481,504)	(5,922)	25,000	56,648	(55,707)	941	(6,863)
Goldman Sachs	140,000	321,800	(319,448)	2,352	50,000	113,295	(111,415)	1,880	472
HSBC	15,000	34,029	(33,413)	616	15,000	34,029	(33,424)	605	11
Itau BBA	85,000	199,820	(197,116)	2,704					2,704
	450,000	1,031,231	(1,031,481)	(250)	90,000	203,972	(200,546)	3,426	(3,676)

The position of outstanding transactions was recognized in the Company’s assets and totals R$13,250 as of December 31, 2011 (R$3,426 in assets as of December 31, 2010) and its effects are recognized in the Company’s finance income (costs) as a gain totaling R$9,574 as of December 31, 2011 (loss of R$6,763 as of December 31, 2010) (see Note 26).

•         Real-Commercial U.S. Dollar Exchange Rate Futures

It seeks to hedge foreign-denominated liabilities against the real fluctuation. The Company may buy or sell commercial U.S. dollar futures on the Commodities and Futures Exchange (BM&F) to mitigate the foreign exchange exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contract’s features and the calculation of daily adjustments, are published by the BM&F and disclosed on its website (www.bmf.com.br).In 2011, the Company did not contract U.S. dollar futures transactions.Throughout 2010, the Company paid R$179,564 and received R$259,490 in adjustments, thus with a gain of R$79,926.Gains and losses from these contracts are directly related to the foreign exchange fluctuations.

•         Other derivatives

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of December 31, 2011, the gross position was US$35,352 thousand and the net position was US$144 thousand (including the derivatives below).

		12/31/2011
Counterparties	Transaction maturity	Notional (US$ thousand)	Appreciation (R$)		Fair value (market)
			Asset position	Liability position	Amount receivable
BES	4/30/2012	20,208	38,017	(34,049)	3,968
BNP	1/31/2012	15,000	28,219	(25,453)	2,766
		35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recognized in the Company’s assets and totals R$6,734 as of December 31, 2011.

On September 26, 2011, the subsidiary Tecon settled its derivative transactions used to hedge its exposure to Real-Yen fluctuation, the notional amount of which was JPY 2,390,398 (outstanding short position of R$8,042 as of December 31, 2010).

Gains or losses on these transactions as of December 31, 2011 are consolidated into the Company’s finance income (costs) as a gain totaling R$16,501 (loss of R$8,388 in 2010) (see Note 26).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based in the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R$37,020 and in liabilities, amounting to R$847.The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.4069;

- Scenario 2: (50% real appreciation) R$-US$ parity of 0.9379;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.3448;

- Scenario 4: (50% real depreciation) R$-US$ parity of 2.8137.

	12/31/2011
		Reference
		value (US$
	Risk	thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.8758	1.4069	0.9379	2.3448	2.8137

Net currency swap	US dollar fluctuation	267,856	(125,611)	(251,222)	125,611	251,222

Exchange position functional currency BRL	US dollar fluctuation	891,086	(417,875)	(835,749)	417,875	835,749
(not incluing exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	1,158,942	(543,486)	(1,086,971)	543,486	1,086,971
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R $13,250.The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) R$-euro parity of 1.8257;

- Scenario 2: (50% real appreciation) R$-euro parity of 1.2171;

- Scenario 3: (25% real depreciation) R$-euro parity of 3.0428;

- Scenario 4: (50% real depreciation) R$-euro parity of 3.6513.

	12/31/2011
		Reference
	Risk	value (EUR	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		thousand)

		2.4342	1.8257	1.2171	3.0428	3.6513

Net currency swap	euro fluctuation	(90,000)	54,770	109,539	(54,770)	(109,539)

Exchange position functional currency BRL	euro fluctuation	6,496	(3,954)	(7,907)	3,954	7,907
(not incluing exchange derivatives above)

Consolidated exchange position	euro fluctuation	(83,504)	50,816	101,632	(50,816)	(101,632)
(including exchange derivatives above)

•         Sensitivity analysis of exchange exposure to australian dollar

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011.The Company considered the scenarios below for the real-australian dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-A$ of 1.4337;

- Scenario 2: (50% real appreciation) R$-A$ of 0.9558;

- Scenario 3: (25% real depreciation) R$-A$ parity of 2.3895;

- Scenario 4: (50% real depreciation) R$-A$ parity of 2.8674.

	12/31/2011
		Reference
	Risk	value (A$	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		thousand)

		1.9116	1.4337	0.9558	2.3895	2.8674

Exchange position functional currency BRL	Australian dollar fluctuation	302,553	(144,590)	(289,180)	144,590	289,180

•         Sensitivity analysis of exchange dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in assets, amounting to R $6,734.The Company considered the following scenarios for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) euro-dollar parity of 0.9856;

- Scenario 2: (50% real appreciation) euro-dollar parity of 0.6571;

- Scenario 3: (25% real depreciation) euro-dollar parity of 1.6426;

- Scenario 4: (50% real depreciation) euro-dollar parity of 1.9712.

	12/31/2011
		Reference
	Risk	value (US$	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		thousand)
		1.3141	0.9856	0.6571	1.6426	1.9712

Net currency swap	US dollar fluctuation	35,208	(11,567)	(23,133)	11,567	23,133

Exchange position functional currency EURO	US dollar fluctuation	(35,352)	11,614	23,228	(11,614)	(23,228)
(not incluing exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	(144)	47	95	(47)	(95)
(including exchange derivatives above)

•         Interest rate risk

Short- and long-term liabilities to indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais at the contract date (short position).The notional amount of this swap as of December 31, 2011 is US$107,500 thousand, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI).In general, these are transactions conducted in the Brazilian over-the-counter market that have as a counterparty a prime financial institution.

As of December 31, 2011, the position of these contracts is as follows:

a)     Outstanding transactions

		12/31/2011
		Notional
		(US$	Appreciation (R$)		Fair value
		thousand)			(market) (R$)
Counterparties	Transaction maturity	2011	Long position	Short position	Amount payable
CSFB	2/13/2012	107,500	182,432	(184,556)	(2,124)

		12/31/2010
		Notional
		(US$	Appreciation (R$)		Fair value
		thousand)			(market) (R$)
Counterparties	Transaction maturity	2010	Long position	Short position	Amount payable
CSFB	2/12/2011	150,000	254,575	(257,584)	(3,009)

b)     Settled transactions

		Appreciation 2011				Appreciation 2010
Counterparties	Maturity	Notional (US$ thousand)	Long position (R$)	Short position (R$)	Paid in 2011	Notional(US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2010	Impact on P&L in 2011
CSFB	14/2/2011	150,000	255,238	(260,757)	(5,519)	150,000	254,575	(257,584)	(3,009)	(2,510)
CSFB	12/5/2011	150,000	255,151	(260,582)	(5,431)					(5,431)
CSFB	12/8/2011	129,000	219,172	(224,641)	(5,469)					(5,469)
CSFB	14/11/2011	129,000	219,547	(224,607)	(5,060)					(5,060)
		558,000	949,108	(970,587)	(21,479)	150,000	254,575	(257,584)	(3,009)	(18,470)

The position of outstanding transactions was recognized in the Company’s liabilities and totals R$2,124 in 2011 (R$3,009 in liabilities as of December 31, 2010) and its effects were recognized in the Company’s finance income (costs) as loss totaling R$20,594 (loss of R$18,864 in 2010).

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2011 recognized in liabilities, amounting to R$2,124.The Company considered the following scenarios for the LIBOR (US$) and CDI interest rates volatility.

	12/31/2011
	Notional (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	107,500	(Libor) US$	(25,586)	(30,176)	25,586	30,176

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2011 in the financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a.	12/31/2011	12/31/2010
TJLP	6.00	1,372	6,465
Libor	0.81	7,941	7,102
CDI	10.87	72,607	42,103

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BOVESPA.

The following table summarizes the impact of the changes in prices of financial instruments classified as available-for-sale on profit or loss for the year and equity, in other comprehensive income:

	Profit (loss) for the year		Other comprehensive income
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net change in the fair value of financial instruments classified as available for sale	(621,312)	515,573	(767,015)	552,461

On April 20, 2011, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling a gain of R$698,164.

The Company considers as probable scenario the amounts recognized at market prices as of December 31, 2011. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2011. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the following scenarios for volatility of the shares:

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

	Impact on profit and equity
Companies	Probable	25%	50%	25%	50%
Usiminas	(767,924)	509,296	1,018,593	(509,296)	(1,018,593)
Panatlântica	909	2,663	5,326	(2,663)	(5,326)
	(767,015)	511,959	1,023,919	(511,959)	(1,023,919)

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy.The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repo (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$407,467 (R$254,485 as of December 31, 2010); this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN.

16.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current		Non-current
	Consolidated		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Amounts due to related parties (*)	178,635	148,364	3,094,453	3,028,924
Unrealized losses on derivatives (Note 15 I)	2,971	116,407	373,430	254,494
Dividends and interest on capital payable	928,924	631,344
Advances from customers	23,868	35,361
Taxes in installments	313,201	656,678	1,910,576	859,898
Profit sharing - employees	131,755	90,243
Other payables	149,091	176,555	215,061	178,350
	1,728,445	1,854,952	5,593,520	4,321,666

(*) The nature of transactions with related parties are described in note 4.

17.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Borrowings		Tax collections		Other		Total
			12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Transnordestina	R$	Up to 5/8/2028 and undefined	1,358,657	1,145,397	1,800		7,686	5,186	1,368,143	1,150,583
CSN Cimentos	R$	Up to 11/18/2014 and undefined			30,213	32,745	30,097	26,987	60,310	59,732
Prada	R$	Up to 12/10/2013 and undefined			9,958	9,958	2,440	740	12,398	10,698
Sepetiba Tecon	R$	1/31/2012	700	1,465		15,000		61,519	700	77,984
Itá Energética	R$	9/15/2013	7,326	9,587					7,326	9,587
CSN Energia	R$	Up to 12/30/2012 and undefined			2,392	1,029	2,336	2,336	4,728	3,365
Congonhas Minérios	R$	5/21/2018	2,000,000						2,000,000	-
Total in R$			3,366,683	1,156,449	44,363	58,732	42,559	96,768	3,453,605	1,311,949

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
Aços Longos	US$	12/31/2011		4,431						4,431
CSN Resources	US$	7/21/2020	1,000,000	1,000,000					1,000,000	1,000,000
Total in US$			3,700,000	3,704,431					3,700,000	3,704,431
Total in R$			6,940,460	6,172,323					6,940,460	6,172,323
			10,307,143	7,328,772	44,363	58,732	42,559	96,768	10,394,065	7,484,272

18.   TAXES IN INSTALLMENTS

a)             Tax Recovery Program (REFIS)

•                      Federal REFIS

On November 26, 2009, the Company, its subsidiaries and jointly controlled entities joined the Tax Recovery Programs established by Law 11941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

The tax debts enrolled under Provisional Measure 470/09 were payable in 12 installments, starting November 2009.In July 2010, the Company elected to offset income tax and social contribution carryforwards against the last four installments of the installment plan, as allowed by relevant legislation.

In November 2009 and February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In the first quarter of 2010, the negative effect before income tax and social contribution of R$42,365 was accounted for in other operating income and expenses and in finance income (costs) (see Notes 25 and 26).

In June, 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11941/09, payable in 180 SELIC-adjusted installments. As a result of the consolidation, the provision increased R$19,734 in the second quarter of 2011, recognized in line item Finance income (costs) and other expenses, before income tax and social contribution.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions obtained for tax payment in cash.

Accordingly, the Company filed a request for offset of the deposit surplus against taxes in installments under the Law 11941 REFIS program with the PGFN. We are awaiting a reply from the PGFN of the intended offset.

The position of REFIS debts recorded in taxes in installments in current and non-current liabilities as of December 31, 2011 was R$2,094,741 (R$1,444,207 as of December 31, 2010).

19.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	12/31/2011		12/31/2010
	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities
Social security and labor	131,443	284,556	107,100	247,212
Civil	50,909	94,183	47,216	80,331
Ambiental		6,906		500
Tax	1,159,881	94,317	878,309	86,342
Judicial deposits	26,928		46,160
	1,369,161	479,962	1,078,785	414,385
Legal obligations challenged in court:
Tax
IPI premium credit			1,227,892	1,227,892
CSLL credit on exports		9,016		401,916
Salary premium for education	36,189	33,121	36,189	33,121
CIDE	2,895	3,246	54,211	27,545
Income tax on ”Plano Verão”	345,676	20,892	341,551	20,892
Other provisions	6,893	92,226	36,078	113,552
	391,653	158,501	1,695,921	1,824,918
	1,760,814	638,463	2,774,706	2,239,303
Total current		292,178		222,461
Total non-current	1,760,814	346,285	2,774,706	2,016,842

The changes in the provisions for contingencies in the year ended December 31, 2011 were as follows:

Current + Non-current							Current

Nature	12/31/2010	Additions	Inflation adjustment	Transfer (*)	Utilization	12/31/2011	12/31/2011	12/31/2010
Civil	80,831	17,188	24,639		(21,569)	101,089	87,343	57,622
Labor	188,188	50,383	48,019		(63,570)	223,020	204,615	164,839
Tax	1,911,260	68,915	24,906	(1,597,659)	(154,604)	252,818	220
Social security	59,024	28	2,726		(242)	61,536
	2,239,303	136,514	100,290	(1,597,659)	(239,985)	638,463	292,178	222,461

(*) The transfers to taxes in installments were made due to the compliance with Law 11,941/09 and refer to the social contribution on exports (CSLL Exportação), COFINS Law 10833/03, CIDE and State VAT (IPI) on exports premium credit.

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by management and are mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, these provisions include tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Company and its subsidiaries are defendants in other administrative and judicial proceedings (labor, civil, tax and environmental), in the approximate amount of R$6,880,921, of which R$525,139 related to civil lawsuits, R$45,078 related to environmental and R$1,114,509 to labor and social security lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices.

As for the tax lawsuits these represent R$5,196,195, and R$1,687,349 from this total refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its subsidiaries in Luxembourg. In view of the recent changes in administrative and judicial decisions, our outside legal counsel believes that this decision will not reach the profits recognized and not yet made available by our foreign subsidiaries, subject matter of the assessment notice, in light of the protection granted by the Brazil-Luxembourg treaty. However, because of the current undefined position of administrative and judicial courts, the possibility of an unfavorable outcome was classified as possible.

a) Labor lawsuits

As of December 31, 2011, the Company and its subsidiaries is a defendant in 12,993 labor lawsuits, for which a provision has been recorded in the amount of R$223,020 (R$188,188 as of December 31, 2010). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

b) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the Company’s industrial activities and its subsidiaries. For lawsuits involving civil matters, a provision has been recognized in the amount of R$94,183 as of December 31, 2011 (R$80,331 as of December 31, 2010).

c) Tax lawsuits

▪  Income tax and social contribution

(i) “Plano Verão” - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (“Summer Plan”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989).The proceeding is currently at expert discovery stage.

As of December 31, 2011, there is an amount of R$345,676 (R$341,551 as of December 31, 2010) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2010), which represents the portion not recognized by the courts.

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

Since then the Company was maintaining the CSLL on export revenues/profits in a provision; however, after the STF ruling on Extraordinary Appeal (RE) 564,413 (leading case) in a vote on the non-levy of CSLL on taxpayers’ exports, still not yet published, the Company decided to include this lawsuit in the installment plan established by Law 11941/09 (REFIS).The adjusted amount of the lawsuit included in the installment plan was R$365,466.

▪  Economic Intervention Contribution (CIDE)

The Company was challenging the legal validity of Law 10168/00, which introduced the collection of CIDE on amounts paid, credited or remitted to non-resident beneficiaries by way of royalties or compensation for agreements involving supply, technical assistance, assignment and licenses for use of trademarks and patents.

The ruling at the lower court was unfavorable and this was upheld by the 2nd Region TRF (Federal regional Court).The Company filed Appeals for Declaratory Judgment, which were dismissed, and an extraordinary appeal was filed with the STF, admissibility of which is presently awaiting the higher court’s decision.

In view of the unfavorable decisions and the benefits involving reduction in fines and interest, the Company’s Board of Directors approved including the amounts covered by the court litigation in the tax recovery program introduced by Law 11941/2009.

After application of the benefits of this program, the Company maintains judicial deposits in the amount of R$6,200, of which R$2,895 involves excess deposits after application of the REFIS reductions that may be offset converted into income. As of December 31, 2011 there is a provision recognized in the amount of R$3,246 (R$3,246 as of December 31, 2010), including legal charges.

▪  Salary premium for education – “Salário Educação”

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

The accrued amount and judicial deposit as of December 31, 2011 totals R$33,121 (R$33,121 as of December 31, 2010).

▪  On-the-job accident insurance - SAT

The Company is challenging in court the increase in the SAT rate from 1% to 3% (first lawsuit), and is also challenging the increase in SAT for purposes of the Special Retirement Contribution, which was set at 6%, according to legislation applicable to employees exposed to toxic material (second lawsuit).

As regards the first lawsuit mentioned above, the lower court decision was unfavorable and the lawsuit is now being judged by the 2nd Region TRF. With respect to the second lawsuit, its decision was unfavorable to the Company and the amount due in this lawsuit, R$33,077, was deposited in court, in favor of the INSS (National Institute of Social Security).

The accrued amount as of December 31, 2011 totals R$61,536 (R$59,024 as of December 31, 2010), which includes legal charges and refers exclusively to the lawsuit related to the increase from 1% to 3% for all the Company’s locations and its subsidiary Cia Metalúrgica Prada’s locations.

In view of the likelihood of loss in this court challenge, the CSN Board of Directors approved including the amount relating to this matter in the installment payment program under Law 11941/2009.Due to joining the REFIS and waiver of the lawsuit challenging the rate increase from 1% to 3%, CSN included the unassessed period in the Ordinary Installment Payment Program, in 60 stallments.

▪  IPI export premium credit

The tax legislation allowed Brazilian companies to recognize a federal VAT (IPI) premium credit until 1983, when by executive order from the government these benefits were cancelled and it was no longer permitted to utilize these credits.

The Company challenged the constitutionality of this act and filed a lawsuit claiming the right to utilize the IPI premium credit on exports from 1992 to 2002, since only laws passed by the legislature can cancel or revoke benefits granted by past legislation.

On August 13, 2009, the STF rendered a decision, with general repercussion, determining that the IPI premium credit was only in effect through October 1990.Accordingly, the credits accrued after 1990 were not recognized and, in view of this STF decision, the Company’s Board of Directors approved including this matter in the tax recovery program for tax debts introduced by Provisional Measure 470/09 and Law 11941/09, which entails benefits in terms of reduction of fines, interest and legal charges.

The Company maintained a provision for the amount of the credits already offset, plus late payment charges through September 30, 2009.The new amount of debt after application of the reductions prescribed in the program under Law 11941/09 was offset against the judicial deposits related to these lawsuits, resulting in excess deposits in the amount of R$516 million after application of the REFIS reductions, which can be refunded.

The debts under Provisional Measure (MP) 470/09 were paid in 12 installments as from November 2009, with the last four installments being replaced by the use of the income tax and social contribution tax loss carryforwards, in the manner provided by relevant legislation.

▪  Other

The Company has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, COFINS Law 10833/03, PIS Law 10637/02 and PIS/COFINS – Manaus Free Trade Zone, totaling R$90,703 as of December 31, 2011 (R$84,367 as of December 31, 2010), which includes legal charges.

With respect to the COFINS Law 10833/03 debt, the Board of Directors approved inclusion of the related amounts in the tax recovery program under Law 11941/09.The Company maintained a provision for the amount of these credits already offset, plus late payment charges through September 30, 2009.

The new amount of debts after application of the reductions allowed under the program of Law 11941/09 was offset against judicial deposits related to these lawsuits, resulting in excess deposits in the amount of R$9,141 after application of the REFIS reductions, which may be refunded.

d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE (The Anti-Trust Board), which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8884/1984.The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for Clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This action is classified as risk of possible loss.

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,906 (R$500 as of December 31, 2010).

▪  Arbitration

Refers to an arbitration proceeding filed with the ICC for the purpose of determining possible damages due to breach of contract, in the estimated amount of R$84,323 (US$53.0 million).The proceeding is at initial arguments presentation and documentary evidence stage. This proceeding is classified as risk of possible loss.

20.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING OF ASSETS

a) Environmental liabilities

As of December 31, 2011, a provision is recognized in the amount of R$312,612 (R$278,106 as of December 31, 2010) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. These provisions are recognized in operating expenses.

The provisions are measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through December 31, 2011 is 11.00%.The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of Assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of December 31, 2011 is R$24,327 (R$17,421 as of December 31, 2010).

21.   SHAREHOLDERS´ EQUITY

i. Issued capital

Fully subscribed and paid-in capital as of December 31, 2011 is R$1,680,947 (R$1,680,947 as of December 31, 2010) represented by 1,457,970,108 (1,483,033,685 as of December 31, 2010) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings. The Extraordinary Shareholders´ Meeting held on March 25, 2010 approved the stock split, at the ratio of one (1) common share for each two (2) shares.

ii.Authorized capital

The Company’s bylaws in effect as of December 31, 2011 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii.Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76.This reserve ceiling, as prescribed by prevailing legislation, has already been reached.

iv.Treasury shares

As of December 31, 2011, the Company did not have any treasury shares. On August 2, 2011, the Company approved the cancelation of 25,063,577 existing treasury shares without decreasing capital.

v. Ownership structure

As of December 31, 2011, the Company’s ownership structure was as follows:

	12/31/2011			31/12/2010
	Quantity of ordinary shares	% total of shares	% without treasury shares	Quantity of ordinary shares	% total of shares	% without treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	47.86%	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	3.99%	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	0.88%	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.18%	2.18%	31,773,516	2.14%	2.18%
NYSE - ADRs	373,772,695	25.64%	25.64%	358,913,048	24.20%	24.62%
BOVESPA	283,722,173	19.45%	19.45%	298,581,820	21.83%	20.47%
	1,457,970,108	100.00%	100.00%	1,457,970,108	98.31%	100.00%
Treasury stock				25,063,577	1.69%
Total shares	1,457,970,108	100.00%		1,483,033,685	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

vi. Changes in outstanding shares

	Number of shares	Treasury shares
Balance at December 31,2009	1,457,970,108	52,389,112
Cancelation of shares		(27,325,535)
Balance at December 31,2010	1,457,970,108	25,063,577
Cancellation of shares		(25,063,577)
Balance at December 31,2011	1,457,970,108

22.   PAYMENT TO SHAREHOLDERS

12/31/2011
Profit for the year	3,706,033
Reversion of prior year unrealized earnings reserve	3,779,357
Basic profit used to determine dividends	7,485,390

Proposed allocation:
Statutory reserve (working capital) (*)	(5,717,390)
Investment reserve	(568,000)
Total allocation to reserves	(6,285,390)
Proposed dividends	(1,200,000)
Total proposed dividends	(1,200,000)
Weighted average number of shares	1,457,970
Dividends and interest on capital per share	0,8231

Additional information:
Mandatory minimum dividends for the year (**)	926,508
Dividends from previous years	1,373
Dividends payable	927,881

(*) The Annual General Meeting shall decide on the allocation of excess of the Reserve.

(**) CSN’s bylaws require the distribution of mandatory minimum dividends of 25% of the net income after the deduction of the legal reserves.

23.   NET SALES REVENUE

Net sales revenue are comprised as follows:

	12/31/2011	12/31/2010	12/31/2009
Gross revenue
Domestic market	13,366,345	13,201,074	10,488,409
Foreign market	6,417,397	4,270,333	3,197,187
	19,783,742	17,471,407	13,685,596
Deductions
Cancelled sales and discounts granted	(257,888)	(416,706)	(462,954)
Taxes levied on sales	(3,006,270)	(2,604,191)	(2,244,278)
	(3,264,158)	(3,020,897)	(2,707,232)
Net revenue	16,519,584	14,450,510	10,978,364

24.   EXPENSES BY NATURE

	12/31/2011	12/31/2010	12/31/2009
Raw Material	(3,927,105)	(3,245,396)	(1,907,607)
Labor cost	(1,647,545)	(1,226,087)	(1,086,005)
Consumable materials	(1,084,440)	(1,061,012)	(907,844)
Maintenance cost	(969,376)	(856,297)	(691,905)
Outsourcing services	(1,981,025)	(1,542,638)	(1,577,641)
Depreciation, Amortization and Depletion	(925,790)	(808,215)	(770,068)
Others (*)	(445,256)	(161,916)	(1,196,905)
	(10,980,537)	(8,901,561)	(8,137,975)
Rated:
Cost of sales and/or services	(9,800,844)	(7,882,726)	(7,210,774)
Selling expenses	(604,108)	(481,978)	(447,129)
General and administrative expenses	(575,585)	(536,857)	(480,072)
	(10,980,537)	(8,901,561)	(8,137,975)

(*) Include increase/reduction in finished goods and in work in process.

25.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2011	12/31/2010	12/31/2009
Other operating expenses
Taxes and fees	(37,499)	(81,394)	(109,753)
Effect of REFIS - Law 11941/09 and MP 470/09	(16,119)	(8,444)
Provision for contingencies and net losses on reversals	(75,823)	(182,761)	(297,695)
Contractual and nondeductible fines	(45,537)	(155,445)	(46,882)
Fixed cost of equipment stoppages	(33,674)	(21,213)	(34,198)
Write-off of obsolete assets	(85,120)	(32,098)	(99,457)
Expenses on studies and project engineering	(42,050)	(21,142)	(6,385)
Pension plan (Note 29 c)	(67,276)	(63,110)
Impairment loss adjustment	(60,861)		(23,137)
Healthcare plan (Note 29 d)	(37,343)	(33,817)	(30,257)
	(501,302)	(599,424)	(647,764)
Other operating income
Sale of Riversdale shares (Note 11)	698,198
Gain on acquisition of "precatórios"		15,595
PIS/COFINS/ICMS untimely credits		32,739
Dividends received from third parties	14,199
Other income	6,780	487	863,297
	719,177	48,821	1,368,594
Other operating (expenses) income	217,875	(550,603)	720,830

26.   FINANCE INCOME (COSTS)

	12/31/2011	12/31/2010	12/31/2009
Finance costs:
Borrowings and financing - foreign currency	(639,197)	(641,632)	(598,849)
Borrowings and financing - local currency	(1,622,365)	(791,926)	(277,699)
Related parties	(389,059)	(374,929)	(365,150)
Capitalized interest	353,156	215,624	85,260
PIS/COFINS on other revenues	(1,230)	(1,079)	(1,072)
Losses on derivatives (*)	(20,594)	(27,252)	(152,102)
Net effect of REFIS - Law 11941/09 and MP 470/09	(77,335)	(33,921)	2,336
Interest, fines and late payment charges	(264,359)	(283,768)	(281,190)
Other finance costs	(222,938)	(261,570)	(304,049)
	(2,883,921)	(2,200,453)	(1,892,515)
Finance income:
Related parties	29,300	53,491	55,750
Income from short-term investments	538,882	394,183	276,177
Other income	149,268	195,466	254,098
	717,450	643,140	586,025

Inflation adjustments:
- Assets	6,330	271	8,465
- Liabilites	(43,781)	(8,714)	69,266
	(37,451)	(8,443)	77,731
Exchange gains (losses):
- On assets	1,041,200	(585,719)	(295,526)
- On liabilities	(753,666)	398,527	995,064
- Exchange gains (losses) on derivatives (*)	(89,415)	(158,510)	282,786
	198,119	(345,702)	982,324
Inflation adjustment and exchange gains (losses), net	160,668	(354,145)	1,060,055

Finance costs, net	(2,005,803)	(1,911,458)	(246,435)

(*) Statement of gains and losses on derivative transactions
CDI to USD swap	(115,490)	(231,673)	(581,523)
EUR to USD swap	9,574	(6,763)
Future US dollar		79,926	(231,563)
Total return equity swap			1,026,463
Other	16,501	(8,388)	(65,248)
	(89,415)	(166,898)	148,129
Libor to CDI swap	(20,594)	(18,864)	(17,445)
	(20,594)	(18,864)	(17,445)
	(110,009)	(185,762)	130,684

27.   SEGMENT INFORMATION

According to the Company’s structure, its businesses are distributed into 5 (five) operating segments. Accordingly, we analyzed our information by segment as follows:

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, metal containers and galvanized steel, with operations in Brazil, the United States and Portugal. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors).The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metal containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel. For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining. The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Coal and coke imports are carried out through this terminal.

•                     Logistics

i. Railroad

CSN has equity interests in two railroad companies: MRS Logística S.A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates the former Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s exports to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

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

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999.For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production is leased from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. Domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	4,895,581	23,849,514				1,754,596
Revenues
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
Foreign market	1,287,274	5,107,707					(17,313)	6,377,668
Cost of sales and services	(7,038,168)	(2,185,149)	(85,474)	(667,186)	(105,497)	(268,432)	549,062	(9,800,844)
Gross profit	2,439,569	3,756,702	57,304	355,699	77,995	64,518	(33,047)	6,718,740
Selling and administrative expenses	(471,003)	(149,862)	(18,303)	(90,020)	(25,408)	(67,712)	(357,385)	(1,179,693)
Depreciation	606,810	161,655	5,674	105,454	22,495	23,222	4,058	929,368
Adjusted EBITDA	2,575,376	3,768,495	44,675	371,133	75,082	20,028	(386,374)	6,468,415

	12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	31,255	4,250,002						4,281,257
North America	502,486							502,486
Latin America	147,363							147,363
Europe	560,880	857,705						1,418,585
Other	45,290						(17,313)	27,977
Foreign market	1,287,274	5,107,707					(17,313)	6,377,668
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
TOTAL	9,477,737	5,941,851	142,778	1,022,885	183,492	332,950	(582,109)	16,519,584

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenues and expenses
Metric tons (thou.) - (unaudited) (*)	4,795,851	18,554,984				991,789
Revenues
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
Foreign market	1,162,539	3,041,166						4,203,705
Cost of sales and services	(6,225,820)	(1,252,474)	(70,046)	(521,747)	(41,579)	(163,631)	392,571	(7,882,726)
Gross profit	3,700,189	2,362,668	49,269	316,689	71,938	38,210	28,821	6,567,784
Selling and administrative expenses	(443,100)	(69,068)	(16,590)	(70,644)	(25,555)	(43,119)	(350,759)	(1,018,835)
Depreciation	519,411	145,817	5,577	102,629	22,501	13,648	(3,414)	806,169
Adjusted EBITDA	3,776,500	2,439,417	38,256	348,674	68,884	8,739	(325,352)	6,355,118

	12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	40,752	2,513,499						2,554,251
North America	432,229							432,229
Latin America	193,692							193,692
Europe	454,997	527,667						982,664
Other	40,869							40,869
Foreign market	1,162,539	3,041,166						4,203,705
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
TOTAL	9,926,009	3,615,142	119,315	838,436	113,517	201,841	(363,750)	14,450,510

(*) The ore sales volumes presented in this note take into consideration Company´s sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

	12/31/2009
	Steel	Mining	Logistical		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Revenue and expenses
Tonnes (thou.) - (unaudited) (*)	4,110,266	17,478,837				338,272
Revenue
Domestic market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
Foreign market	1,155,780	1,716,050						2,871,830
Cost of sales and services	(5,692,531)	(1,247,696)	(75,563)	(464,104)	(43,363)	(60,893)	373,376	(7,210,774)
Gross profit	2,508,759	715,844	68,800	358,399	73,278	(513)	43,023	3,767,590
Selling and administrative expenses	(370,445)	(39,745)	(14,290)	(58,283)	(24,978)	(16,135)	(403,325)	(927,201)
Depreciation	484,351	134,665	10,776	109,514	25,234	8,714	6,898	780,152
Adjusted EBITDA	2,622,665	810,764	65,286	409,630	73,534	(7,934)	(353,404)	3,620,541

	12/31/2009
	Steel	Mining	Logistical		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geography
Asia	248,663	1,368,608						1,617,271
North America	322,798	79,426						402,224
Latin America	117,982							117,982
Europe	424,314	268,016						692,330
Other	42,023							42,023
Foreign market	1,155,780	1,716,050						2,871,830
Domestic market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
TOTAL	8,201,290	1,963,540	144,363	822,503	116,641	60,380	(330,353)	10,978,364

(*) The ore sales volumes presented in this note take into consideration Company´s sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

The adjusted EBITDA consists of profit for the year plus net finance income (costs), income tax and social contribution, depreciation and amortization, and other operating income (expenses), which are deducted because they mainly refer to non-recurring items of the operation.

The Company’s executive officers use Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

	12/31/2011	12/31/2010	12/31/2009
Adjusted EBITDA	6,468,415	6,355,118	3,620,541
Depreciation	(929,368)	(806,169)	(780,152)
Other operating income (expenses) (Note 25)	217,875	(550,603)	720,843
Finance income (expenses) (Note 26)	(2,005,803)	(1,911,458)	(246,435)
Pretax income	3,751,119	3,086,888	3,314,797
Income tax and social contribution (Note 9)	(83,885)	(570,697)	(699,616)
Profit for the year	3,667,234	2,516,191	2,615,181

28.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2011	12/31/2010	12/31/2009
	Common shares
Profit for the year
Attributed to Company owners	3,706,033	2,516,376	2,618,934
Attributed to non-controlling interests	(38,799)	(185)	(3,753)
Weighted average number of shares	1,457,970	1,457,970	1,492,453
Basic and diluted EPS	2,54191	1,72594	1,75478

29.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of 10 members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, and called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefits plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2011 CBS had 31,482 participants (30,540 as of December 31, 2010), of whom 16,603 were active contributors (15,433 as of December 31, 2010), 9,705 were retired employees (9,888 as of December 31, 2010), and 5,174 were related beneficiaries (5,219 as of December 31, 2010).Out of the total participants as at December 31, 2011, 13,726 belonged to the defined benefit plan and 17,756 to the mixed plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2011 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2010). The total plan assets of the entity amounted to R$3.8 billion and R$3.6 billion as at December 31, 2011 and 2010, respectively. The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.             Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay).Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period).After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

b.             Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3792/09 published by the National Monetary Council (“CMN”).

c.             Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

	12/31/2011	12/31/2010
Obligations recognized in the balance sheet
Pension plan benefits	11,673
Post-employment healthcare benefits	457,377	367,839
	469,050	367,839

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2011	12/31/2010
Present value of defined benefit obligations	(2,153,649)	(1,982,556)
Fair value of plan assets	2,384,450	2,316,018
(Deficit)/surplus	230,801	333,462
Restriction to actuarial assets due to recovery limitation	(174,926)	(280,582)
(Liabilities)/assets, net	55,875	52,880
Liabilities	(11,673)
Assets (*)	67,548	52,880
Net (liabilities)/assets recognized in the balance sheet	(11,673)

Changes in the present value of defined benefit obligation during the year are as follows:

	12/31/2011	12/31/2010	31/12/2009
Present value of obligations at the beginning of the year	1,982,556	1,731,767	1,415,029
Cost of services	5,579	1,313	1,249
Interest cost	202,242	185,285	174,122
Benefits paid	(178,403)	(166,147)	(148,561)
Actuarial loss/(gain)	141,675	225,341	287,146
Other		4,997	2,782
Present value of obligations at the end of the year	2,153,649	1,982,556	1,731,767

Changes in the fair values of plan assets in the current year are as follows:

	12/31/2011	12/31/2010	12/31/2009
Fair value of assets at the beginning of the year	2,316,018	2,160,158	1,396,350
Expected return on plan assets	260,163	218,229	176,356
Sponsors' contributions	67,709	63,109	68,890
Participants' contributions			2,782
Benefits paid	(178,402)	(166,147)	(148,561)
Actuarial (gains) losses	(81,038)	40,669	664,341
Fair value of plan assets at the end of the year	2,384,450	2,316,018	2,160,158

The amounts recognized in the income statement are comprised as follows:

	12/31/2011	12/31/2010	12/31/2009
Cost of current services	(5,579)	(1,313)	(1,249)
Interest cost	(202,242)	(185,285)	(174,122)
Expected return on plan assets	260,163	218,229	176,356
Sponsors' contributions transferred in prior year	67,710	63,109	68,890
	120,052	94,740	69,875
Total unrecognized revenue (*)	103,678	94,740	73,357
Total (costs)/revenue recognized in the income statement	16,374		(3,482)
Total (costs)/revenue, net	120,052	94,740	69,875

(*) The Company did not recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans because there is no clear evidence of its realization, in accordance with IAS 19 Employee benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses are as follows:

	12/31/2011	12/31/2010	12/31/2009
Actuarial gains and (losses)	(222,712)	(184,671)	377,195
Restriction due to recovery limitation	105,655	99,509	(361,355)
	(117,057)	(85,162)	15,840
Actuarial gains and (losses) recognized in other comprehensive income	(28,048)
Unrecognized actuarial gains/(losses) (*)	(89,009)	(85,162)	15,840
Total cost of actuarial (gains) and losses	(117,057)	(85,162)	15,840

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligations	(2,153,649)	(1,982,556)	(1,731,767)	(1,415,029)
Fair value of plan assets	2,384,450	2,316,018	2,160,158	1,396,350
Surplus	230,801	333,462	428,391	(18,679)
Experience adjustments to plan obligations	141,675	225,341	287,146
Experience adjustments to plan assets	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

	12/31/2011	12/31/2010	12/31/2009
Actuarial funding method	Projected unit credit	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Discount rate	10.46%	10.66%	11.18%
Inflation rate	4.6%	4.4%	4.20%
Nominal salary increase rate	5.65%	5.44%	5.24%
Nominal benefit increase rate	4.6%	4.4%	4.20%
Rate of return from investments	11,52% - 12,24%	11,31% - 12,21%	10,21% - 10,78%
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, nil for defined benefit plans	2% p.a. millennium plan, nil for defined benefit plans	2% p.a. millennium plan, nil for defined benefit plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan

Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2011	12/31/2010	12/31/2009
Longevity at age of 65 for current participants
Male	19.55	19.55	19.55
Female	22.17	22.17	22.17

Allocation of plan assets:

	12/31/2011		12/31/2010
Variable income	360,958	15.14%	234,303	10.12%
Fixed income	1,756,831	73.68%	1,961,306	84.68%
Real estate	190,756	8.00%	52,352	2.26%
Other	75,905	3.18%	68,057	2.94%
Total	2,384,450	100.00%	2,316,018	100.00%

Expected long-term return on plan assets:

	12/31/2011	12/31/2010
Variable income	18.05%	15.58%
Fixed income	10.53%	10.44%
Real estate	10.34%	9.62%
Other	10.34%	9.62%
Total	11.78%	11.62%

The actual return on plan assets was R$179,126 (R$258,898 as of December 31, 2010).

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2011 was R$67,276 (R$63,110 as of December 31, 2010).

For the mixed plan, which has defined contribution components, the expense in 2011 was R$29,487 (R$22,514 as of December 31, 2010).

d.             Expected contributions

Expected contributions of R$69,244 will be paid to defined benefits plans in 2012.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,500 will be paid in 2012.

POST-EMPLOYMENT HEALTH CARE PLAN

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the health care plan has not permitted the inclusion of new beneficiaries.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2011	12/31/2010
Present value of obligations	457,377	367,839
Liabilities	457,377	367,839

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2011	12/31/2010
Actuarial liabilities at the beginning of the year	367,839	317,145
Interest on actuarial obligation	39,616	35,457
Sponsor's contributions transferred in prior year	(34,653)	(33,064)
Recognition of (gain)/loss for the year	84,575	48,301
Actuarial liabilities at the end of the year	457,377	367,839

For the post-employment healthcare benefit plan, the expense in 2011 was R$37,343 (R$33,817 as of December 31, 2010).

The actuarial gains and losses recognized in equity are as follows:

	12/31/2011	12/31/2010	12/31/2009
Actuarial loss on obligation	84,575	48,301	17,232
Loss recognized in equity	84,575	48,301	17,232

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	31/12/2009	01/01/2009 (**)
Present value of defined benefit obligation	(457,377)	(367,839)	(317,145)	(296,608)
(Deficit)/surplus	(457,377)	(367,839)	(317,145)	(296,608)
Experience adjustments to plan obligations	84,575	48,301	17,232	9,023

(**) IAS 19 requires disclosure of the history for 5 (five) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS.

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2011		12/31/2010		12/31/2009
	Increase	Reduction	Increase	Reduction	Increase	Reduction
Effect on total cost of current service and finance cost			3,603	(3,128)	3,274	(2,847)
Effect on defined benefit obligation	42,032	(35,916)	34,122	(29,617)	29,287	(25,461)

The actuarial assumptions used for calculating post-employment healthcare benefits were:

	12/31/2011	12/31/2010	12/31/2009
Biometric
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N.A.	N.A.	N.A.
Household	Actual household	Actual household	Actual household

Financial	12/31/2011	12/31/2010	12/31/2009
Actuarial nominal discount rate	10.46%	10.77%	11.18%
Inflation	4.6%	4.4%	4.2%
Increase in medical cost based on age	4.6%	1.5%	1.5%
Nominal medical costs growth rate	2.31%	2.31%	2.31%
Average medical costs	299.69	316.22	274.16

30.   COMMITMENTS

a.             Take-or-pay contracts

As of December 31, 2011 and 2010, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments		Minimum future payments
Concessionaire	Type of service	Agreement terms and conditions	2010	2011	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	92,504	153,870	176,058	176,058	176,058	176,058	88,029	792,261
MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.		17,606	58,762	58,762	58,762	58,762	24,484	259,532
MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	7,151	41,463	100,060					100,060
FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	419	1,324	63,085	63,085				126,170
FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.		1,648	26,937	26,937	26,937	26,937	116,727	224,475
ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	10,214	14,774	3,540					3,540
White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	103,098	102,274	93,606	93,606	93,606	93,606	93,606	468,030
CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume	431,093	432,449	280,322					280,322
Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	195,221	349,797	176,305	176,305	117,537			470,147
Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	15,318	16,884	13,281	13,281	13,281	13,281	119,531	172,655
COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	13,178	13,378	7,487	7,487	7,487	7,487	39,934	69,882
K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	1,082	6,186	7,074	7,074	7,074	7,074	51,283	79,579
Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	37,279	39,739	30,000	30,000	15,000			75,000
Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produce steel plates.	38,569	38,817	32,324	18,856				51,180

			945,126	1,230,209	1,068,841	671,451	515,742	383,205	533,594	3,172,833

b.             Concession agreements

Minimum future payments related to government concessions as of December 31, 2011 fall due according to the schedule set out in the following table:

		Minimum future payments
Company Concession	Type of service	2012	2013	2014	2015	After 2015	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	80,315	80,315	80,315	80,315	823,230	1,144,490

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	6,494	6,494	6,494	6,494	74,135	100,111

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	111,225	117,913	125,922	125,922	881,455	1,362,437

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	22,129	22,129	22,129	22,129	221,293	309,809

		220,163	226,851	234,860	234,860	2,000,113	2,916,847

c.             Projects and other commitments

•                     Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials. In addition to this plant, CSN is assessing the option of implementing in Brazil other similar projects, also with 500,000 t/year capacity each.

•                     Iron ore project

CSN projects producing 89 mtpy of iron ore products, including 50 mtpy at Casa de Pedra and 39 mtpy at Namisa. In addition, a CSN is inventing in the expansion of the Itaguaí seaport, or TECAR, for a capacity of 84 mtpy. The current annual export capacity is equivalent to 30 million metric tons.

Coal and coke imports are made using the TECAR terminal, whose concession agreement is 25 years, extendable for another 25 years.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to CDRJ (Companhia Docas do Rio de Janeiro), together with the assets owned by CSN and those resulting from investments made by CSN in leased assets, declared as returnable assets by CDRJ as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by CDRJ at their residual value, less related depreciation/amortization.

•                     Cement project

Up to December 2011 the Company had invested R$770 million in the construction of an entirely new grinding unit in Volta Redonda and a new clinker blast furnace in Arcos, MG, with production capacity of 2.4 mtpy and 830,000 t/year, respectively. This project represents CSN’s entry into the cement market, taking advantage of the slag generated by its blast furnaces and its limestone reserves in Arcos.

In the fourth quarter of 2011, CSN cement sales totaled 484,346 metric tons (342,799 as of December 31, 2010) and we expect reaching full production capacity by 2012.These investments are partially financed by the BNDES.

•                     Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The investments will be financed by means of several agencies, such as the Northeast Investment Fund (FINOR), the Northeast Development Authority (SUDENE) and the BNDES. The Company has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The Company is the guarantor of BNDES loans for the Transnordestina project, which as of December 31, 2011 total R$392,874 (R$373,484 as of December 31, 2010). These loans are being used to finance the investments in Transnordestina’s infrastructure. The maximum amount of future payments that can be required from the guarantor under the guarantee is R$392,874.

•                     CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.0 million per year of coal and coke from CSN’s suppliers through the terminal, as well as handling ore shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 84 million metric tons per year of iron ore.

•                     Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operating services agreement

On October 21, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 35-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 million to 39.0 million tonnes. On December 30, 2008, CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

ii. High Silica ROM

On October 21, 2008, CSN also entered into an agreement for the supply of high silica crude iron ore ROM to Namisa for a period of 35 years in volumes that range from 25.7 million tons to 46.5 million tons per year. On December 30, 2008, CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

iii. Low Silica ROM

On October 21, 2008, CSN entered into an agreement for the supply of low silica crude iron ore ROM ore to Namisa for a period of 9 years in volumes that range from 8 million tons to 30.6 million tons per year. On December 30 2008, CSN has received approximately R$424 billion as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Importation, Exportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2011, after negotiation with insurers and reinsurers in Brazil and abroad, was issued Insurance Issued Certificate to hiring policy of Operational Risk of Property Damage and Loss of Profits, with effect from March 23, 2011 to March 22, 2012, which had its term extended by the period of March 23, 2012 to June 30, 2012. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is R$850,000 and covers the following units and subsidiaries of the Company: Usina Presidente Vargas, Casa de Pedra Mine, CSN Paraná, Arcos Mining, CSN Porto Real, TECON Terminal, TECAR Coal Terminal, NAMISA and CSN Cement. The Company decided to take responsibility for a range of retention of R$170 million excess of the deductibles for property damage and loss of profits and co-participate with 53.55% of the risks. The Company plans to reduce the co-participation.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

32.   SUBSEQUENT EVENTS

•                     Bond issuance

On January 30, 2012, the Company priced, through its subsidiary CSN Resources S.A., an additional bond issuance amounting to US$200 million, by reopening the US$1 billion bonds, bearing interest of 6.5% per year and maturing in July 2020.

•                     Merger of the clinker plant

On January 31, 2012, the Company and its subsidiary CSN Cimentos entered into a purchase and sale agreement to acquire CSN Cimentos’ unit in Arcos, MG. As a result, the clinker plant is now a branch of CSN.

•                     Purchase of Alfonso Gallardo Group assets

On January 31, 2012, Companhia Siderúrgica Nacional, through its wholly-owned subsidiary CSN Steel, completed the acquisition of all shares held by the Alfonso Gallardo Group in the Companies Stahlwerk Thüringen (SWT) and Gallardo Sections. Total transaction price was €482.5 million.

The Company shall make allocations of the purchase price to assets acquired and liabilities assumed and the determination of any goodwill resulting from that transaction. At this moment, the Company does not have enough information to meet the disclosures related to the acquisition, required by IFRS 3 – Business Combination.

•                     Settlement of debentures

On February 1, 2012, the Company settled the fourth issue debentures amounting to R$635,285 (R$600,000 in principal and R$35,285 in interest), which had been issued on February 1, 2006 and paid interest equivalent to 103.6% of the CDI Cetip.

•                     Issuance of promissory notes (“Promissory Notes”)

In March 2012, the Company has approved the first (1st) issuance of promissory notes (“Promissory Notes”) of the Company for public distribution with restricted placement efforts, pursuant to CVM Rules (“Issuance”).

The Issuance comprised 40 Promissory Notes with unit value of R$20 million, totaling R$800 million, fully subscribed and paid up on this date. The net amount raised by the Company through this Issuance will be fully allocated to extend the Company’s debt profile, after the deduction of applicable commissions and expenses.

•                     CADE

On April 11, 2012, Conselho Administrativo de Defesa Econômica (CADE) issued an injunctive order barring us from, among others, acquiring more Usiminas shares or exercising our voting rights on the shares we already own. We are analyzing alternatives to preserve our rights.

•                     Annual General Meeting

At the Annual Shareholders’ Meeting held on April 27, 2012, the shareholders approved the Company’s distribution of the profit for the year ended December 31, 2011 and allocation of the unrealized earnings reserve, as follows:

-        Declaration of dividends in the amount of R$1,200,000, corresponding to R$0.82306 per share;

-        Paid in capital increase in the amount of R$2,859,053.

-        Allocation to the statutory reserves in the amount of R$ 3,426,336.