Form 20-F/A
period 2011-12-31
NATIONAL STEEL CO
filed 2013-02-14
CIK 1049659

As filed with the Securities and Exchange Commission on February 14, 2013

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

  Yes   No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2011, or the Annual Report, to include amended copies of two exhibits to our Annual Report regarding amendments to certain agreements in connection with our strategic partnership agreement with a consortium of Asian companies concerning Nacional Minérios S.A., or Namisa, one of our subsidiaries. The two amended exhibits are:

  amendment to the Share Purchase Agreement, dated June 30, 2011; and
  amendment to the Shareholders’ Agreement of Namisa, dated June 30, 2011.

These exhibits were amended after discussions with the Staff of the Securities and Exchange Commission, or the SEC, during their review of an application for confidential treatment of certain portions of these amendments.

No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing and we have not updated the disclosure as of a later date.

Item 19.  Exhibits

Exhibit	Description
Number
1.1	Bylaws of CSN, as amended to date. (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012)
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

8.1	List of subsidiaries. (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012)
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

February 14, 2013	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch
	Name:	Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Rogério Leme Borges dos Santos
	Name:	Rogério Leme Borges dos Santos
	Title:	Controller / Principal Financial Officer