Form 20-F
period 2012-12-31
NATIONAL STEEL CO
filed 2013-04-30
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

1 Yes  1 No

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

“consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries reported in International Financial Reporting Standards as issued by the IASB – IFRS as of December 31, 2011 and 2012 and for the years ended December 31, 2010,  2011 and 2012, together with the corresponding Reports of Independent Registered Public Accounting Firm;

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

Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”  We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•       general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer;

•       the ongoing effects of the global financial markets and economic slowdown;

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 contained in “Item 18.  Financial Statements” have been presented in thousands of reais  (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  See Note 2(a) to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2012, 2011, 2010 and 2009.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, in reais. However, we have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2012 was R$2.0435 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2012, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

IFRS Summary and Financial Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2012 as reported by the Central Bank of R$2.0435 to US$1.00. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
Income Statement Data:	2012	2012	2011	2010	2009
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	8,268	16,896	16,520	14,451	10,978
Cost of products sold	(5,908)	(12,072)	(9,801)	(7,883)	(7,211)
Gross Profit	2,361	4,824	6,719	6,568	3,768
Operating expenses
Selling	(456)	(932)	(604)	(482)	(447)
General and Administrative	(282)	(577)	(576)	(537)	(480)
Share of profit (losses) of investees		(1)
Other Expenses	(1,331)	(2,719)	(501)	(599)	(648)
Other Income	23	47	719	49	1,369
Total	(2,047)	(4,182)	(962)	(1,569)	(206)
Operating income	314	642	5,757	4,998	3,561

Financial Income (expenses), net	(975)	(1,992)	(2,006)	(1,911)	(246)
Income (loss) Before Taxes	(661)	(1,351)	3,751	3,087	3,315
Income Tax
Current	(100)	(205)	(136)	(363)	(577)
Deferred	526	1,075	52	(207)	(123)

Total	(235)	(481)	3,667	2,516	2,615

Net income (loss)	(235)	(481)	3,667	2,516	2,615

Loss attributable to noncontrolling interest	(29)	(60)	(39)	-	(4)

Net income (loss) attributable to Companhia Siderúrgica Nacional	(206)	(420)	3,706	2,516	2,619

Basic earnings per common share	(0.14101)	(0.28815)	2.54191	1.72594	1.75478
Diluted earnings per common share	(0.14101)	(0.28815)	2.54191	1.72594	1.75478

	As of December 31,
Balance Sheet Data:	2012	2012	2011	2010	2009
	(in million of US$)	(in million of R$)
Current assets	10,336	21,122	21,945	15,794	12,835
Investments	1,151	2,352	2,088	2,104	322
Property, plant and equipment	9,987	20,409	17,377	13,777	11,133
Other assets	2,648	5,412	5,460	6,380	6,436

Total assets	24,123	49,295	46,870	38,055	30,726

Current liabilities	3,136	6,408	6,497	4,456	3,998
Non-current liabilities	16,579	33,880	31,956	25,776	20,139
Shareholders’ equity	4,408	9,007	8,417	7,823	6,589

Total liabilities and shareholders’ equity	24,123	49,295	46,870	38,055	30,726

Paid-in capital (in millions of reais)	2,222	4,540	1,681	1,681	1,681
Common shares (in million)	1,457	1,457	1,457	1,457	1,457
Dividends declared and interest on shareholders’ equity¹	147	300	1,200	1,856	1,819
Dividends declared and interest on shareholders’ equity per common share (in reais)¹	0.10	0.21	0.82	1.27	1.25

(1)

Amounts consist of dividends declared and accrued interest on shareholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments made in 2012, see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Between 2000 and 2008, the real  fluctuated significantly against the U.S. dollar, reaching a peak of R$3.53 per US$1.00 at the end of 2002 and a low of R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar throughout 2008, reaching R$2.34 per US$1.00 on December 31, 2008.  From 2009 to 2011, the real appreciated 19.7% against the U.S. dollar and reached R$1.88 per US$1.00 at year end 2011. In 2012, the real depreciated 17.6% and on December 31, 2012 the exchange rate was R$2.04 per US$1.00. On April 29, 2013 the exchange rate was R$2.00 per US$1.00. The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the selling rate, expressed in reais  per U.S. dollar (R$/US$), for the periods indicated.

Year ended	Low	High	Average (1)	Period-end
December 31, 2008	1.559	2.500	1.837	2.337
December 31, 2009	1.702	2.422	1.994	1.741
December 31, 2010	1.655	1.881	1.759	1.666
December 31, 2011	1.535	1.902	1.675	1.876
December 31, 2012	1.702	2.112	1.955	2.044

Month ended	Low	High	Average	Period-end
October 2012	2.022	2.038	2.030	2.031
November 2012	2.031	2.107	2.068	2.107
December 2012	2.044	2.112	2.078	2.044
January 2013	1.988	2.047	2.031	1.988
February 2013	1.957	1.989	1.973	1.975
March 2013	1.953	2.019	1.983	2.014
April 2013 (through April 29, 2013)	1.974	2.024	2.002	2.000
Source: Central Bank.
(1)Represents the daily average of the close exchange rates during the period.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation. See “—Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business” and “Item 5A. Operating Results—Brazilian Macro-Economic Scenario, Effects of Exchange Rate Fluctuations.” The Brazilian government’s actions, policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations may be adversely affected by political, social, and economic developments in or affecting Brazil, and by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

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

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  For example, the real  was R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at December 31, 2008. Since then, the real  appreciated against the U.S. dollar and reached R$1.88 per US$1.00 at year end 2011. In 2012, the real depreciated 17.6% and on December 31, 2012, the exchange rate was R$2.04 per US$1.00. On April 29, 2013 the exchange rate was R$2.00 per US$1.00.

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

On the other hand, appreciation of the real  relative to major foreign currencies could lead to a deterioration of Brazilian foreign exchange current accounts, as well as affect export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and us as well as impact the U.S. dollar value of distributions and dividends on, and the U.S. dollar equivalent of the market price of, our common shares and our ADSs.

In the event the real  depreciates in relation to the U.S. dollar, the cost in reais  of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase.  On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive.  We had total U.S. dollar-denominated or -linked indebtedness of R$10,829 million, or 35.76% of our total indebtedness, as of December 31, 2012.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Brazil has in the past experienced extremely high rates of inflation, which has led the government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the implementation of the Real  Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA).  Inflation measured by the IPCA index was 5.9%, 6.5% and 5.8% in 2010, 2011 and 2012, respectively.  Inflation and the Brazilian government’s inflation containment measures, mainly through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and interest rate decreases may trigger increases in inflation, with the consequent reaction of sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

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

The steel and mining industries are highly cyclical, both in Brazil and abroad.  The demand for steel and mining products and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. Reduced demand can lead to overcapacity and excessive downtime, lower utilization of our significant fixed assets and therefore reduced operating profitability. In addition, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

In 2012 and 2011, raw material costs accounted for 51.2% and 53.9%, respectively, of our total production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 33% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

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

The steel industry has historically suffered from structural over-capacity which has recently worsened due to a substantial increase in production capacity in the developing world and particularly in China and India as well as other emerging markets. China is now the largest global steel producer by a large margin and Chinese and other countries’ steel exports, or conditions favorable to them (excess steel capacity, undervalued currency or higher market prices for steel in markets outside of such countries) can have a significant impact on steel prices in other markets.  If we are not able to remain competitive in relation to China or other steel-producing countries, our results may be adversely affected in the future.

In 2010, steel companies in Brazil faced strong competition from imported products, mainly as a result of the reduction in demand for steel products in mature markets, the exchange rate appreciation and tax incentives.  The Brazilian government adopted measures to contain imported products and, as a result, prices of imported products stabilized as compared to local products. These measures had a positive effect in 2011, when imports were consistently reduced. In 2012, imports remained in line with the number recorded in 2011. Apart from direct steel imports, the Brazilian industry has also been facing competition from imported finished goods, which affects the whole steel chain. If the Brazilian Government were to remove the current protective measures or fail to act against cheap subsidized steel imports, our results of operation may also be materially and adversely affected.

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

In response to the increased production and export of steel by many countries, anti-dumping and countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In 2011, both the anti-dumping duties imposed by Argentina and the anti-dumping and countervailing duties imposed by the United States were terminated, although such decision in the United States remains suspended due to appeals filed on behalf of the U.S. steel industry. We have also adapted to the restrictions imposed by the European Union on imports of certain chemical substances contained either in products used to protect the steel products or in products used to pack them. Restrictions imposed by Canada on imports of hot-rolled products from Brazil remain in effect. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities depend on authorizations, permits and licenses from, and concessions by, governmental regulatory agencies of the countries in which we operate. If laws and regulations applicable to these authorizations, concessions, permits or licenses change, modifications to our technologies and operations could be required, and we may need to make unexpected capital expenditures.  These changes and additional costs may have a negative impact on the profitability of our projects or even make certain projects economically or otherwise unfeasible.  Also, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, permit or license. Our authorizations, concessions, permits and licenses may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones we may lose our authorizations, concessions, permits and licenses. The loss or inability to obtain any authorization, concession, permit or license, or changes in the regulatory framework we operate in, may materially and adversely affect us.

In addition, our activities are subject to government regulation in the form of taxes and royalties, which can have an important financial impact on our operations.  In the countries where we operate, governments may impose new taxes or royalties, raise existing taxes and royalties, or change the basis on which they are calculated in a manner unfavorable to us.

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

Our insurance policies may not be sufficient to cover all our losses

We maintain several types of insurance policies, in line with the risk management of our businesses, which attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, export credit insurance, guarantee,  ports and terminal liabilities.  We also have an operational risks policy for the Presidente Vargas Steelworks and some of our branches and subsidiaries for a total insured value of US$ 500 million out of a total risk amount of US$ 17.7 billion. Under the terms of this policy we remain responsible for the first US$ 300 million in losses (material damages and loss of profits). The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us, which may adversely affect our financial position.

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

Any one or a combination of the factors described above may materially and adversely affect us.

Current, new or more stringent environmental, safety and health regulations imposed on us may result in increased liabilities and increased capital expenditures.

Our steel making, mining, cement and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health, safety and the environment.

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, solid waste-handling regulations, and native forest preservation requirements in rural land.  The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected for 2020 for the industrial sector (including steel making and cement sectors) and an action plan for the sector is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established. In addition, the state of Rio de Janeiro, through its State Environmental Agency (Instituto Estadual do Ambiente), or INEA, issued a law in effect from 2013 onwards that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses.

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

In addition, we may be requested to enter into Terms of Undertaking, or TACs, with Brazilian regulators and agencies that require us to minimize or eliminate the risk of environmental damages in the areas where we operate.  If we are unable to comply with a Term of Undertaking in a timely manner, we may be exposed to penalties, such as fines, revocation of permits, or closure of facilities.  See “Item 4B. Government Regulation and Other Legal Matters – Environmental Expenditures and Claims.”

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

We currently operate parts of our business through joint-ventures and consortia with other companies.  We have, among others, established a joint-venture with an Asian consortium at our 60% consolidated investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint-venture with Tractebel Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity, and a consortium with Vale S.A., Votorantim Metais Zinco S.A., CEMIG Geração e Transmissão S.A. and Anglo Gold Ashant Córrego do Sítio Mineração S.A. at Igarapava Hydroelectric Power Plant to produce electricity.

Our forecasts and plans for these joint-ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing.  In addition, many of the projects contemplated by our joint-ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement.  If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint-venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.  Any of these events may have a material adverse effect on us.

Our mineral reserve estimates may materially differ from the mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

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

Revenues from our mining business represented in 2010, 2011 and 2012, respectively, 24%, 35% and 26% of our total net revenues.  Our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our products.  When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins.  If we are unable to satisfy excess customer demand in this way, we may lose customers.  In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

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

China has been the main driver of global demand for minerals and metals over the last few years.  In 2012, China accounted for 66% of the global seaborne iron ore trade.  The percentage of our iron ore sales volume to consumers in China was 22% in 2012. A contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact our results.

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

As of December 31, 2012, our total debt outstanding amounted to R$30,284 million, consisting of R$2,326 million of short-term debt and R$27,958 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.” Although we had R$14,445 million of cash and cash equivalents as of December 31, 2012, our planned investments in all of our business segments will require a significant amount of cash over the course of 2013 and following years. See “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

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

We are exposed to the risk of litigation

We are currently and may in the future be party to legal proceedings and claims. For some of these legal proceedings and claims, we have not established any provision on our balance sheet or have only established provisions for part of the amounts in question, based on our and our external counsel’s judgment as to the likelihood of an outcome favorable to us.

Although we are contesting such proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect our business and the value of our shares and ADSs.  See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.8% of the total market capitalization of the BM&FBOVESPA as of December 31, 2012. The top ten stocks in terms of trading volume accounted for 43.0%, 47.2% and 48.8% of all shares traded on the BM&FBOVESPA in 2012, 2011 and 2010, respectively. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

Item 4. Information on the Company

4A. History and Development of the Company

History

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of the Brazilian President at the time, Getúlio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, started the production of coke, pig iron and steel products in 1946. Also in 1946, we incorporated both the Casa de Pedra Mine, located in Congonhas, Minas Gerais, and the Arcos Mine, located in Arcos, Minas Gerais. The Casa de Pedra Mine assures us self-sufficiency in iron ore, whereas the Arcos Mine meets all our needs for flux, limestone and dolomite.

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

In 2007, CSN started to sell iron ore in the seaborne market. We are now Brazil’s second largest exporter of iron ore, drawing from our high quality iron ore reserves in the Casa de Pedra and Namisa mines, located in the state of Minas Gerais. We also own the concession to operate TECAR, a solid bulks terminal from which we export this iron ore.

In 2009, we entered the cement market with our first grinding mill, next to the Presidente Vargas Steel Mill in Volta Redonda, Rio de Janeiro, taking advantage of the synergies with our steel business.

In order to diversify our product portfolio, we entered in the long steel market in 2012, with the acquisition of Stahlwerk Thüringen Gmbh, or SWT, a long steel manufacturer located in Unterwellenborn, Germany.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. Our current annual crude steel capacity and rolled product capacity at the Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. At the Presidente Vargas Steelworks, production of crude steel increased by 2% as compared to 2011, while the production of rolled steel products remained stable when compared to 2011. We also operate in the mining, cement, logistics and energy businesses, which have become increasingly important to our operations and growth.

Steel

Our fully integrated manufacturing facilities at the Presidente Vargas Steelworks produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries. In 2011, we accounted for approximately 55% of the coated steel products market in Brazil. We are one of the world’s leading producers of tin mill products for packaging containers, and were responsible for approximately 98% of the market share in Brazil in 2011, according to IABr data and our sales information. Market share information for 2012 was not yet available as of the date of this annual report.

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

We currently obtain all of our iron ore, limestone and dolomite requirements, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 67% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation, and port facilities.

In addition to the production of flat steel, we are investing in our long steel production capacity. We are currently building a long steel plant in Volta Redonda with a planned capacity of 500 Kt per year.  This plant will also use our existing infrastructure in the Presidente Vargas Steelworks. On January 31, 2012, in an effort to strengthen our position in the long steel segment, we acquired SWT for €483.4 million. SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles.

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

CSN also has interests in two railways: MRS Logística, in which we share control and that operates the former Southeast Network of the Federal Railroad Network, along the Rio de Janeiro-São Paulo-Belo Horizonte axis, and our controlled subsidiary Transnordestina Logística S.A., whose Nova Transnordestina project will connect the interior of Northeast Brazil to Pecém and Suape Ports, with an extension of 1,728 km of track.

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

Other Information

CSN’s legal and commercial name is Companhia Siderúrgica Nacional.  CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil.  Our head offices are located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors and 15th floor - part, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55-11-3049-7100.  CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

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

Profitable mining business. Our mining business has received investments in recent years, placing CSN in a prominent position among the country’s leading mining firms. Additional investments will increase capacity to approximately 89 mtpy, including third party purchases, thereby strengthening CSN’s position as an important player in the global iron ore market. The Company has high-quality iron ore reserves through Casa de Pedra mine and Namisa mines (Engenho and Fernandinho), both located in Minas Gerais. Our mining activities provide strong revenue generation. We sold 10.5 million tons in 2007, 18.5 million tons in 2008, 17.5 million tons in 2009, 18.6 million tons in 2010, 23.8 million tons in 2011 and 20.2 million tons in 2012 (considering our proportional interest in Namisa throughout this period). The company’s mining assets also include TECAR, a solid bulks seaport terminal, with a capacity for 30 mtpy, located in Itaguaí Port (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone, and Estanho de Rondônia SA (ERSA), which mines and casts tin.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, from our iron ore mine to our steel mill and to our ports. The Presidente Vargas Steelworks facility is located next to railroad systems and port facilities, facilitating the supply of raw materials, the shipment of our production and easy access to our principal clients. The concession for the main railroad used and operated by us is owned by MRS, a company in which we hold a 33.27% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handles our iron exports and most of our steel exports. Since we obtained the concession to operate MRS railway in 1996, we have significantly improved its tracks and developed its business, with strong cash generation. We also own concessions to operate two deep-sea water terminals from which we export our products and import coal and small amounts of coke, which are the only important raw materials that we need to purchase from third parties.

Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, and our own thermoelectric plant inside the Presidente Vargas Steelworks. We also sell the excess energy we generate in the energy market. Our 238 MW thermoelectric cogeneration plant provides the Presidente Vargas Steelworks with approximately 60% of its energy needs in its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina, through a 48.75% equity interest in Itá Enérgetica S.A., or ITASA. This ownership grants us an assured energy of 167 MW, proportional to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, with 210 MW fully installed capacity. We have been using part of our 23 MW of assured energy from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our well qualified work force.

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and steel tin mill products, in order to meet a wide range of customer needs across all steel consuming industries. We focus on selling high margin products, such as tin plate, pre-painted, galvalume and galvanized products in our product mix. Our galvanized product provides material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our subsidiary Prada, one of the largest flat steel distributors in Brazil, offers a strong sales channel in the domestic market, enabling us to meet demand from smaller customers, thus creating a strong presence in this market.

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, with 77% of our steel sales in the domestic market. In 2011, we accounted for approximately 55% of the market in Brazil for coated steel products, of which we had 98% of the market share in Brazil for tin mill products. Market share information for 2012 was not yet available as of the date of this annual report. In addition, we use our subsidiaries CSN LLC and Lusosider also as sales channels for our flat steel products in the United States and in Europe, with 8% of our total sales in 2012. Direct exports accounted for 3% of our total sales in 2012. In 2012 we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2012, SWT accounted for 12% of our total sales.

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

Steel

The strategy for our steel business involves:

✓  A focus on the domestic market, in which we have historically recorded higher profit margins and increased competitiveness, by expanding our market share in flat steels and entering in the Brazilian long steel market;

✓  Constant pursuit of operational excellence, by implementing cost reduction projects (e.g. pellet plant and energy efficiency) and programs (e.g. internal logistic optimization, inventory reduction, project development and implementation disciplines);

✓  Emphasis on high value-added steel products, such as galvanized, pre-painted and tin-coated steel;

✓  Exploring synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the domestic long steel market; and

✓  Increase market share by expanding our services and distribution network.

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

In the coming years, we expect to reach an annual sales level of approximately 89 mtpy of iron ore products, including third party purchases, by increasing capacity in Casa de Pedra and Namisa mines, thereby strengthening our position as an important player in the iron ore worldwide market.

To sustain this growth, we will increase capacity in TECAR, our solid bulks terminal in Itaguai Port to 84 mtpy. We are also studying seaborne shipping opportunities, focused on increasing our competitiveness in the Asian market.

In order to maximize the profitability of our product portfolio, we will also focus on pellet and pellet-feed, by using Itabirito’s deposits and investing with strategic partners and clients in pellet capacity.

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

In terms of railways, we plan to continue the implementation of our Nova Transnordestina project and explore its logistic potential through terminals and regional cargo, focusing on iron ore, agricultural, gypsum and fuel. We also plan to invest in increasing our efficiency and capacity in the south of Brazil through our interest in MRS.

We intend to continue to improve the delivery of our products in the domestic market (mainly steel and cement), with low cost and efficiency by integrating and increasing the use of rail transportation, and by providing more distribution centers.

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by CSN’s blast furnaces in our cement plant in Volta Redonda, inaugurated in 2009, with capacity to produce 2.4 million tons per year. In 2011, CSN began producing clinker in the Arcos plant with the aim of reducing its production costs. We are evaluating other organic growth initiatives to expand our annual capacity to 5.4 million tons in order to capture the strong growth expected in construction of new housing units and infrastructure projects. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

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

Flat Steel

The following chart reflects our flat steel production cycle in general terms.

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

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters.  We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters used to manufacture automobile parts, pipes, mechanical construction and other products.  We produce light gauge hot-rolled coils and sheets with a minimum thickness of 1.20 millimeters which are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

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

Production Process

The main raw materials used in flat production in an integrated steelworks are iron ore, coal, coke, and fluxes like limestone and dolomite. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by railway from our Casa de Pedra mine located in the city of Congonhas, in the State of Minas Gerais, 328 km from the Presidente Vargas Steelworks.  The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and their low extraction costs are major contributors to our low steel production costs.

We import all the coal required for coke production because Brazil lacks quality coking coals.  The coal is then charged in coke batteries to produce coke through a distillation process.  See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.”  This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant.  After being screened, coke is transported to blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In 2012, we produced approximately 67% of our coke needs and imported the balance, compared to 62% in 2011.

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

The iron ore is reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) in the blast furnaces, which operate 24 hours a day.  The ore is gradually reduced, then melts and flows downward.  Impurities are separated from the iron to form a liquid slag with the loaded fluxes (limestone and dolomite).  From time to time, white-hot liquid iron and slag are drawn off from the bottom of the furnace.  Slag (containing melted impurities) is granulated and used to produce cement.

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

Quality Management Program

We practice Total Quality Management, a set of techniques that have been adopted by many leading companies in our industry. We also maintain a Quality Management System that has been certified to be in compliance with the ISO 9001 standards set forth by the International Standardization Organization, or ISO.  In March 1993, we were awarded the ISO 9002 certificate of compliance for the manufacture of several of our products. In April 1996, we were awarded the ISO 9001 certificate of compliance which replaced ISO 9002 and included the element of “design” in its scope. In April 1998, we were awarded certification of compliance to QS 9000 standards, requirements specific to the automotive industry. Over the years the ISO 9001 certificate has been maintained and renewed, with the most recent renewal to the ISO 9001:2008 version awarded in August 2011, for the design and manufacture of slabs, hot rolled flats, pickled and oiled steel products, cold rolled, galvanized steel products and tin mill products. In June 2004, we were also awarded the automotive industry’s Technical Specification ISO/TS 16949, for the design and manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized steel products, which replaced the QS 9000 standards. The most recent renewal to the ISO/TS 16949:2009, third edition, was awarded in September 2011. Some important automotive companies, like FIAT, General Motors and Ford, require their suppliers to satisfy the ISO/TS 16949 standards.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us.

			CSN % of
Crude Steel Production	Brazil	CSN	Brazil
	(In millions of tons)
2012	34.7	4.8	13.8%
2011	35.2	4.9	13.9%
2010	32.8	4.9	14.9%
2009	26.5	4.4	16.6%
2008	33.7	5.0	14.8%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table contains some of our operating statistics for the periods indicated.

Certain Operating Statistics
	2012	2011	2010
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Iron Ore *	19.8	20.1	21.6
Molten Steel	5.0	5.0	5.0
Crude Steel	4.9	4.9	4.9
Hot-Rolled Coils and Sheets	4.8	4.8	5.0
Cold-Rolled Coils and Sheets	2.6	2.4	2.5
Galvanized Products	1.2	1.4	1.1
Tin Mill Products	0.5	0.7	0.7
Consumption of Coal for Coke Batteries	1.9	2.1	2.2
Consumption of Coal for PCI	0.7	0.6	0.7
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

In the first nine months of 2012, prices of the main raw materials used by CSN continued to fall due to the global crisis in the steel market caused mainly by the decline in China’s growth rates and the European crisis. In the fourth quarter of 2012, prices increased, mainly due to the restocking of Chinese mills in preparation for the winter and Chinese holidays.

These commodity segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2012, our metallurgical coal consumption totaled 2.6 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces CSN’s need for imported coke, thus reducing production costs.  In 2012, we used 717,710 tons of imported PCI coal. The sources of the coking coal consumed in our plants in 2012 were as follows: USA (55%), Australia (37%) and Canada (8%). It is important to mention that Australia’s share increased when compared to 2011, due to its recovery in supply, which was strongly affected by flooding in 2011.  Our sources of PCI Coal, the sources were: Russia (50%), Australia (44%) and Venezuela (6%).

In 2012, CSN’s coking coal and PCI coal costs decreased significantly when compared to 2011. The quarterly benchmark price for metallurgical coal started to decline in the first quarter of 2012, ending the year at its lowest level since the quarterly pricing mechanism began in the second quarter of 2010. The decline in metallurgical coal price reflected the slowdown in demand due to the financial crisis in Europe and weaker economic growth in China.

Coke

In 2012, in addition to the approximately 1.3 million tons of coke we produced, we also consumed 676,681 tons of coke bought from third parties in China, India and Colombia, an increase of 7.2% as compared to our consumption in 2011. The demand for coke has been increasing significantly since 2002 because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its imports in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke.

During 2012, Chinese coke prices remained flat until October. In the fourth quarter, producers were fully stocked in China, leading to a reduction in demand and pushing prices down significantly.

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

The annual production of limestone and dolomite for our steelworks is approximately 2.4 million tons.

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

Beginning in 2009, with our entry into the cement market, the mine in Arcos also became responsible for supplying limestone for cement manufacturing in Volta Redonda.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking.  Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively.  We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. Specifically in relation to tin, we purchase part of our demand from CSN’s subsidiary ERSA (Estanho de Rondônia S.A).  We maintain approximately 26, 27 and 140 days inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks.  These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site.  In 2012, we used 749,244 tons of oxygen to produce 4.8 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent.  It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids.  Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda.  Over 85% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River.  Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$2.5 million.

Electricity

Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units.  In 2012, our Presidente Vargas Steelworks consumed approximately 2.95 million MWh of electric energy or 608 kilowatt hours per ton of crude steel.  This level means we are one of the largest consumers of electricity in Brazil, accounting for approximately 8% of the overall consumption of electricity in the State of Rio de Janeiro.

Our main source of electricity is our 238 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks, besides the Itá and Igarapava hydroelectric facilities, from which we have ensured energy of 167 MW and 23 MW, respectively.  In addition, CSN is installing a new turbine generator at the Presidente Vargas Steelworks, which will add 21 MW to our existing installed capacity with start-up planned for 2013.  This turbine will be located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill.  Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas.  Variations in the supply of gas can affect the level of steel production.  We have not experienced any significant stoppages of production due to a shortage of natural gas.  We also purchase fuel oil from Petrobras and Raízen. In 2012, the Presidente Vargas Steelworks consumed 418,284 dam3 of natural gas.

The market for natural gas is strongly correlated with the electricity market. Brazilian electricity generation is based principally on hydroelectric power, itself dependent on the level of Brazil’s reservoirs. As a contingency against low levels of rainfall, there are several thermoelectric power plants which use natural gas. Due to low levels of rainfall in 2012, reservoirs reached their lowest level in the past ten years; consequently the Brazilian Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, increased the utilization of thermoelectric generation.

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2012, our consumption totaled 63,028 kiloliters of diesel oil, for which we paid US$49.8 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil.  Coal and coke are the only inputs acquired abroad.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

BHP Billiton, Jim Walter Resources, Alpha Natural Resources, Rio Tinto and Marubeni	Coal
CI Milpa and ThyssenKrupp	Coke
RBA and Alubar	Aluminum
Votorantim Metais (1)	Zinc
White Solder, Coopertrading and ERSA	Tin
Sotreq, Gevisa, Continental, Distribuidora Cummins, Correias Mercurio, Deva Veiculos and MTU do Brasil	Spare parts
Magnesita, RHI, Vesuvius and Saint Gobain	Refractory bricks
Daido, Ipiranga and Quaker	Lubricants
___________
(1) We depend on Votorantim Metais as it is the only supplier of zinc in Brazil

Facilities

Flat Steel Mill

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

Our major operational units and corresponding effective capacities as of December 31, 2012, including CSN LLC and Lusosider, are set forth in the following chart:

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

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries.  The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 100,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

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

Prada

We have a 99.99% ownership interest in Cia. Metalúrgica Prada, or Prada.  Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities: two located in the state of São Paulo and one in the state of Minas Gerais.  Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products.  Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, paints and varnishes, and other business activities.  On December 30, 2008, we merged one of our subsidiaries, Indústria Nacional de Aços Laminados S.A., or INAL, into Prada.  INAL was a distributor of laminated steel founded in 1957 and, after the merger, it became a branch of Prada responsible for distribution of Prada’s products, or Prada Distribuição.

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

Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana.  This facility has an annual production capacity of 800,000 tons of cold-rolled products and 315,000 tons of galvanized products.  Currently, CSN LLC is obtaining hot coils by buying slabs from CSN and having them converted into hot coils by local steel companies or buying hot rolled coils directly from mills in the United States.  See “Item 4B.  Government Regulation and Other Legal Matters—Anti-Dumping Proceedings—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

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

Long Steel

The acquisition in February 2012 of SWT, located in Unterwellenborn, Germany, marks our entrance into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, more than 200 types of sections are produced according to different German and international standards.

The following chart reflects our production cycle in general terms.

Production Process

Scrap arrives at the mill by rail or road. Two gantry cranes are used to transfer the scrap to a stockyard. Two remote-controlled diesel-hydraulically driven transfer wagons carry the recycled steel in containers, which also function as charging vessels to the melting shop.

The electric arc of the DC-furnace is generated between a graphite electrode and the bottom of the furnace, which functions as the anode. This energy, supplemented by natural gas/oxygen burners, is used to convert this material into molten steel.

After the smelting process, the molten metal is tapped into the ladle in a wagon, which is then positioned under the ladle furnace. The purpose of this process is to achieve the desired composition, by the addition of alloys, and the necessary final temperature of the steel. The ladle is then transported to the casting shop with the transport wagon and is elevated onto the turret that rotates it into the casting position. The tundish distributes the steel to four strands of water-cooled copper moulds that provide the desired beam blank shape. As soon as the strands pass through the moulds they undergo an intensive cooling process. After solidification is complete, the strands pass through guides which transport and straighten the strands out of the casting arc into the horizontal plane, where they are then cut into pieces of the required length with automatic flame-cutting torches. A transfer manipulator passes the beam blanks to the roller table of the rolling mill.

The rolling mill provides facilities for both duo and universal rolling processes. In contrast to the continuous operation where the sections are rolled in strands arranged one after the other, in this reversing mill the section bar is run forwards and backwards in several passes through rolls that either have “grooves” or function according to the universal rolling principle.

The three stand assemblies in the rolling mill include, a break down stand coupled with a cropping saw, a tandem group and a finishing group. After having passed the finishing strand, the dimensional accuracy of the rolled section is measured using laser technology.

The next stage is the finishing department, where the sections, which can be up to 100m long, cool down on a walking beam cooling bed, before being straightened. The sections are then cut on a cold saw plant to lengths between 6m and 28m, as requested by customers.

Production Output

Certain Operating Statistics
2012
(In thousands of tons)
Production of:
Beam Blank	885*
Long Steel (Finished Products)	827*

*The above operating figures cover SWT’s production during the full year of 2012. As we have consolidated SWT’s results as of February 2012, its production during this period was of 812 thousand tons of beam blank and 755 thousand tons of long steel (finished products).

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation is scrap. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

During 2010 and 2011, prices for scrap continuously increased due to unbalanced supply and demand in Europe and increasing globalization of scrap trading worldwide. Prices in the European market were particularly affected by prices in Turkey and Asia. In 2012, the average price decreased slightly due to lower demand for scrap as a consequence of the financial crisis. In 2012, our scrap consumption totaled approximately 960,000 million tons and accounted for nearly 60% of our production cost. We are able to obtain 80% of our scrap needs from within a 250 km vicinity.

Ferroalloys, lime and foaming coal

Because we do not own any sources of alloys, lime and foaming coal we have to buy these materials from traders. Our traders are located mostly in Europe and the materials come from different producers around the world.

Rolls

We consume different types of rolls in our rolling mill, usually cast rolls which come from Germany, Italy, Slovenia and China.

Graphite electrodes

In the smelting shop (electric arc furnace), we use graphite electrodes with a diameter of 750mm and in the ladle furnace, we use electrodes with a diameter of 400mm. The electrodes come from Europe, Japan and China.

Other raw materials

In our production of steel we consume, on an annual basis, amounts of electrodes, rolls, refractory materials and materials for packaging and spare parts, which are mostly purchased from domestic suppliers.

Water

Large amounts of water are required in the production process. Our source of water is the Saale river, located 5 km from the plant.  We use our own water station to pump water via pipelines to the plant.

Electricity and Natural Gas

Steelmaking also requires significant amounts of electricity and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 450 GWh of electric energy and an equal amount of natural gas.

Suppliers

We acquire the inputs necessary for the production of our products in Germany and other countries.

 Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Scholz, TSR	Scrap
Verbund	Electric Energy
E.on Ruhrgas	Natural gas
RHI	Refractory
SGL, Graftec, NCK	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Facilities

SWT possesses a 28km internal railway system, and the logistics infrastructure to ensure supply of scrap and delivery of finished products. Main markets served by SWT include: non-residential construction, equipment industries, engineering and transport, in Germany and neighboring countries, including Poland and the Czech Republic.

Effective Capacity

	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section mill	1,000,000	1 mill

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

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), which is located in the central part of the State of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years. It has been incorporated to CSN in 1941, but has been in operation since 1913.

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

The Engenho mine is also an open pit mine located at the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads. The map below illustrates the location of our Engenho mine:

The Engenho mine’s operation started in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470-6) and excavators (Komatsu PC600LC-8) and then hauled by a fleet of Iveco Trakker 410T42 trucks. The ore is then processed in Pires treatment facilities, which has an installed capacity of 7 million tons of products per year.

The Fernandinho mine, which we also hold through Namisa, is located in the city of Itabirito, in the State of Minas Gerais. This city is located in the Middle-East region of the State of Minas Gerais and approximately 40 km from the city of Belo Horizonte. Fernandinho is an open pit mine and is accessible from the cities of Belo Horizonte or Itabirito through mostly paved roads. The map below illustrates the location of our Fernandinho mine:

The Fernandinho mine’s operation also started in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470-6) and excavators (Komatsu PC350LC-8) and then hauled by a fleet of Iveco Trakker 410T42 and Iveco Trakker 380T42 trucks. The ore is then processed in Fernandinho treatment facilities, which has an installed capacity of 750 thousand tons of products per year.

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaína mining facility located in the city of Arcos, in the State of Minas Gerais. This mining facility has an installed annual production capacity of approximately 4.0 million tons. We believe this mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for more than 37 years. The mining facility is located 455 km from the Presidente Vargas Steelworks.

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

Casa de Pedra

Our mining rights for Casa de Pedra mine include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM.  DNPM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies.  They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates. In the case of the Engenho and Fernandinho mines, where we own 60% of interests, the mineralized materials disclosed are for the entire mine, and not just for our proportional interest in the mine.

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

We are in the process of performing new reserve studies for our iron ore mines. We expect to have the new audit report for Casa de Pedra by mid-2014 and the audit report for Namisa by late 2014.

	MINERAL RESERVES AND QUANTITY ESTIMATES FOR MINERALIZED MATERIAL – As of December 31, 2012
	Proven and Probable Reserves(1)					Quantity Estimates for Mineralized Material(2)
					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)
	Proven(6)	Probable(7)
Iron:
Casa de Pedra (Congonhas,				Hematite (21%)
Minas Gerais)	957	514	47.79% Fe	Itabirite (79%)	836	8,285
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		852
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		578
Total Iron:	957	514			836	9,715
(Congonhas, Minas Gerais)

Limestone and Dolomite:	Proven(6)	Probable(7)
Bocaina			41.3%CaO	Limestone (86%)
(Arcos, Minas Gerais)			5.99%MgO	Dolomite (14%)		1,190

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
(7)      Means reserves for which quantity and grade and /or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measure) reserves, is high enough to assume continuity between points of observation.

We do not have audited data for resources estimates, only for reserves estimates.

The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2012, the metallurgical recovery factor obtained by Casa de Pedra concentration plant was 76.0%. That same factor was 39.4% for the Engenho plant and 63.0% for the Fernandinho plant.

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

Namisa does not yet have a reserve audit; therefore, we have not established prices to estimate reserves for its mines.

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

Over the course of the Casa de Pedra Mine’s life we have executed different drilling campaigns and, in total, we have drilled 91,515 meters until 2011. The last completed campaign began in May 2010 and ended in April 2011. In the course of that campaign, we drilled 11,069 meters. We are extending our drilling campaign by an additional 30,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. This campaign includes the programming of laboratory tests for approximately 1,800 samples. It started in October 2012, and by December 2012 we had drilled a total of 2,055 meters. We plan to conclude drilling by December 2013. We will use this new campaign and the 2010-2011 campaign for the new reserve audit and we expect to have the new Audit Report ready by mid-2014.

Namisa

An initial study was conducted at Fernandinho and Engenho mines to define the geological reserves and final pits. In 2008 and 2009, we extended our drilling campaign with an additional 5,179 meters at Engenho mine and 2,771 meters at Fernandinho mine (totaling a campaign of 7,950 meters) to increase and improve our knowledge about the iron ore deposits at these mines. In November 2012 we started a new drilling campaign with an additional 10,000 meters in the Engenho Mine. By December 2012, we had drilled a total of 404 meters and we expect to conclude this campaign by December 2013. We also intend to conduct a drilling campaign of an additional 10,000 meters in the Fernandinho Mine in 2013. We expect that, as soon as a new model and final pit are finished (approximately in December 2013), this reserve can be audited and may be incorporated into our mineral deposits. We expect to have an audit reserve ready by late 2014.

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

The table below sets forth production of iron ore of our mines for the last three years:

	Production(1)
	2010	2011	2012
Casa de Pedra (Mt)	21.6	20.1	19.8
Grade (%)	65.6%	65.3%	64.4%
Pires (2) (Mt)	6.1	5.7	4.1
Grade (%)	62.6%	62.3%	62.2%
Fernandinho(2) (Mt)	0.5	0.7	0.5
Grade (%)	59.6%	58.6%	57.4%

(1) In addition to its own production, Namisa also purchases iron ore from third parties. Third party purchase volumes totaled 5.9 million tons, 7.5 million tons and 9.3 million tons in 2010, 2011 and 2012, respectively.
(2) Production information considers 100% of the mines, not just our 60% interest.

	CSN Consolidated Sales(1)
	2010	2011	2012
Consolidated Sales (Mt)	18.6	23.8	20.2
Consolidated Net Revenue Per Unit (US$/t)	98	135	97

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2012, we held 33.27% of MRS’ total capital. The Brazilian Southeastern railway system, with 1,643 km of track, serves  the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in  Southeast  Brazil,  and  links  our mines located in the State of Minas Gerais  to  the ports located in the states of São Paulo and Rio de Janeiro and  to  the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and  Gerdau  Açominas.   In  addition  to serving other customers, the line transports  iron  ore from our mines at Casa de Pedra in the State of Minas Gerais  and  coke  and  coal  from  Itaguaí Port in the State of Rio de Janeiro  to  the Presidente Vargas Steelworks and transports our exports to the  ports  of Itaguaí and Rio de Janeiro.  The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports.  Our transport volumes represent approximately 25% of the Brazilian Southeastern railway system’s total volume.  We are jointly and severally liable, along with the other principal MRS shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E.  Off-Balance Sheet Arrangements”), however, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

As of December 31, 2012, we hold 76.13% of the capital stock of Transnordestina Logística S.A.. Transnordestina Logística S.A. has a 30-year concession granted in 1997, renewable for an equal 30-year period, to operate Brazil’s Northeastern railway system. The Northeastern railway system includes 4,534 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.

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

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate, for a 25-year term expiring in 2026 that is renewable for another 25 years, the container terminal at Itaguaí Port.  As of December 31, 2012, US$152 million of the cost of the concession remained payable over the next 14 years of the lease. For more information, see “Item 5E. Off-Balance Sheet Arrangements”.  The Itaguaí Port is located in Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port.  This area represents more than 50% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística).  The Brazilian Federal Port Agency has spent more than US$48 million in the past few years in port infrastructure projects such as expanding the maritime access channel and increasing its depth. In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio-Santos road, and are being made in constructing the Rio de Janeiro Metropolitan Bypass (ongoing project), a beltway that will cross the Rio de Janeiro metropolitan area. These factors, combined with favorable natural conditions, like natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels as well as highly competitive prices for all services rendered, resulting in the terminal being a major hub port in Brazil.

Investments made from 2007 to 2012, mainly in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG, cranes, 6 new Reach Stackers and 8 forklifts, among others, have shown to be successful.  These investments, along with a focused marketing and sales strategy, enabled the terminal to rank first in market share among the three terminals of the state of Rio de Janeiro in 2012, with 38% of the total moves in those terminals.

We are carrying out new infrastructure and equipment investments in Sepetiba TECON, such as the Berth 301 Equalization and the acquisition of two new Super Post Panamax Portainers and four new RTG cranes to yard operations. In 2012, we carried out the dredging of Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5 m depth. These investments will increase TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 410,000 containers (or 610,000 TEUs) per year and from 2.0 million tons to 6.0 million tons per year of steel products.  We intend to use this port to ship all our exports of steel products.  In 2012, 58% of the exported steel products (or 83,466 tons), were shipped from this port, as compared to 83% in 2011.

In 2012, the terminal continued to grow, following  a 10% growth in 2011. It achieved 216,460 units handled (or 329,072 TEUs), an increase of 2% as compared to 2011, a less significant figure due to the limitations generated by the equalization work performed on Berth 301.

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

Itá Hydroelectric Facility

Tractebel and CSN each own 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000 and renewable for an equal term, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

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

We and the other shareholders of ITASA have the right to take our pro rata share (proportional to our ownership interest in the project) of Itá’s output pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. Since October 2002, we have been using our entire Itá take internally.

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility.  Other consortium members are Vale, Companhia Mineira de Metais, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant has  an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2012.  We have been using part of our 22.8 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines and to the Presidente Vargas Steelworks.

Marketing Organization and Strategy

Flat Steel

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

In 2012, about 65% of our domestic sales were made through our own sales force directly to customers.  The remaining sales were to independent distributors for subsequent resale to smaller clients.

Historically, our export sales were made primarily through international brokers.  However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on such brokers.  We have focused our international sales on more profitable markets in order to maximize revenues and shareholder returns.

All of our sales are on an order-by-order basis and have an average delivery time of 45 days.  As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and export markets based on the historical data available and the general economic outlook for the near future. We have our own data systems to remain informed of worldwide and Brazilian market developments.  Further, our management believes that one of the keys to our success is maintaining a presence in the export market.  Such presence gives us the flexibility to shift between domestic and export markets, thereby allowing us to maximize our profitability.

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

Sales by Geographic Region

In 2012, we sold steel products to customers in Brazil as well as to customers in 25 other countries.  The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are North America and Europe, representing 44% and 40%, respectively, of our export sales volume in 2012.

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

CSN – Sales of Steel Products by Destination
(In thousands of metric tons and millions of R$)
	2012				2011				2010
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	4,495	77.1%	8,338	78.5%	4,216	86.1%	8,033	86.8%	4,135	86.2%	8,575	88.6%
Export	1,334	22.9%	2,278	21.5%	680	13.9%	1,219	13.2%	661	13.8%	1,107	11.4%
Total	5,829	100.0%	10,616	100.0%	4,896	100.0%	9,252	100.0%	4,796	100.0%	9,682	100.0%
Exports by Region
Asia	17	1.3%	31	1.3%	21	0.4%	31	0.3%	28	0.6%	38	0.4%
North America(1)	289	21.7%	552	24.2%	270	5.5%	473	5.1%	268	5.6%	434	4.5%
Latin America	81	6.1%	199	8.8%	58	1.2%	144	1.6%	56	1.2%	136	1.4%
Europe	942	70.6%	1,484	65.2%	312	6.4%	545	5.9%	277	5.8%	434	4.5%
All Others	5	0.3%	12	0.5%	19	0.4%	27	0.3%	32	0.7%	65	0.7%

_______________

(1)  Sales to Mexico are included in North America.

(2)  Net operating revenues presented above differ from amounts in our IFRS consolidated  financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for 2011, 2010 and 2009. Market share information for 2012 was not yet available as of the date of this annual report.

CSN Domestic Market Share	2011	2010	2009
Hot-Rolled Products	66.3%	60.7%	53.4%
Cold-Rolled Products	34.8%	29.5%	30.9%
Galvanized Products	45.5%	47.1%	47.0%
Tin Mill Products	98.2%	96.8%	86.1%

Soutce: IABr and CSN data

 Sales by Industry

We sell our steel products to manufacturers in several industries. The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2012	2011	2010
	(In percentages of total domestic volume shipped)
Distribution Network	42%	41%	41%
Packaging	8%	9%	10%
Automotive	16%	16%	19%
Home Appliances	7%	7%	7%
OEM	6%	6%	5%
Construction	21%	21%	17%

We believe we have a particularly strong domestic and export position in the sale of tin mill products used for packaging in Latin America.  Our customers for these products include some of the world’s most important food processing companies, as well as many small and medium-sized entities.  We also maintain a strong position in the sale of galvanized products for use in the automobile manufacturing, construction and home appliance industries in Brazil and abroad, supplied by CSN Porto Real and CSN Paraná.  No single customer accounts for more than 10% of our net operating revenues.

For further information on steel sales, see “Item 5A.  Operating Results - Steel Markets and Product Mix - Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A.  Operating Results - Results of Operations - Year 2011 Compared to Year 2010 – Net Operating Revenues”.

Seasonality

Steel demand is stronger in the second quarter of the year and weaker in the last quarter. Nevertheless, our production is continuous throughout the year.

Long Steel

Our long steel products are sold both in Germany (about 30%) and other countries, mainly in Europe (60%), for industrial, infrastructure, civil construction and engineering industries.

Our sales approach is to establish brand loyalty and to maintain our reputation of high quality products and excellent delivery performance by developing long term relationships with our clients. SWT focuses on meeting specific customer needs, developing solutions for both low temperature and high temperature resistant applications, as well as optimized section shapes for special applications.

Our commercial area is responsible for sales of all of our products worldwide. This area is divided into the direct sales team which is organized in 13 agencies situated in Germany and our core markets in Europe, the commercial back office department (order management from entry via tracking to the final delivery and invoicing), logistics contracting (truck, rail, vessel, maritime, inventory worldwide) and a rail logistics department.

SWT does not possess its own distribution network, instead cooperating with the big steel distributors and traders in Europe and other countries. All of our sales are on an order-by-order basis. The delivery time is related to the logistics chain and varies between 2 to 6 weeks depending on Incoterm and section type. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the European and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We believe that our presence in the export market outside of Europe gives us more flexibility to optimize production and maximize our profitability.

Sections are not sold based on uniform pricing in Europe, as wide differences exist in terms of size, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or Euros, depending on the destination. Sales are normally paid within 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. All SWT businesses are 100% covered by EulerHermes risk insurance, a bank guarantee or a letter of credit. Sales are made primarily on cost and freight terms.

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil and overseas.  In Europe and Asia, our offices also include our technical assistance management.  These three marketing units allow us to stay in close contact with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time.  Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the State of Minas Gerais.

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

Iron Ore Sales

			CSN – Sales of Iron Ore Products by Destination (In thousands of metric tons and millions of R$)
	2012				2011				2010
	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	478,626	2.4%	713,445	15.9%	1,457,381	6.1%	834,144	14.0%	1,519,562	8.2%	573,976	15.9%
Export	19,702,695	97.6%	3,772,102	84.1%	22,392,132	93.9%	5,107,707	86.0%	17,035,422	91.8%	3,041,166	84.1%
Total	20,181,321	100%	4,485,549	100%	23,849,513	100%	5,941,851	100%	18,554,984	100%	3,615,142	100%
Exports by Region
Asia	15,230,579	77.3%	2,971,131	78.8%	18,815,484	84.0%	4,250,002	83.2%	14,140,642	83.0%	2,513,499	82.6%
North America	94,942	0.5%	16,589	0.4%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Europe	4,377,173	22.2%	784,384	24.1%	3,576,648	16.0%	857,705	16.8%	2,894,780	17.0%	527,667	17.4%

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2012, CSN’s iron ore sales reached 20.2 million tons, a 15% decrease compared to 2011. According to our consolidated financial statements, total mining revenue decreased 23% over the past year, due to declining iron ore prices. The share of mining revenue in CSN's total net revenue decreased from 35% in 2011 to 26% in 2012.

In 2012, 65% of our export sales went to the Asian market, mainly China, 22% were sold in the European market and the remaining 13% were sold to other countries mainly in the Middle East.  Of our total sales, 78% were sinter feed, 14% pellet feed, 4% lump ore and 4% concentrated.

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

For further information on iron ore sales, see “Item 5A.  Operating Results - Results of Operations - Year 2012 Compared to Year 2011 – Net Operating Revenues.”

Cement

We sell cement type CPIII 40 RS in bagged and bulk forms and import CPII F. We operate in the markets of Rio de Janeiro, Minas Gerais, São Paulo and the northeast region (with imported cement). With the purpose of expanding and increasing competitiveness, we own six distribution centers located in strategic points: three in São Paulo, two in Rio de Janeiro and one in Minas Gerais. Supply to these distribution centers is made through railways and road transport, using mainly the MRS railway.

We have a diverse client base of over 10,000 clients, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our sales strategy is on retail. In this segment, we have a strong presence in sales points, where we reinforce the quality of the product to final customers. The retail segment operates with a low level of inventory, and a significant percentage of repurchase in the month, which highlights the competitive advantage of CSN’s distribution centers.

In 2012, we significantly increased our sales, reaching 1,972 thousand tons, representing a growth of 12.4% when compared to 2011. All our cement production is sold in the local market.

	CSN – Sales of Cement by Destination (In thousands of metric tons and millions of R$)
	2012		2011		2010
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	1,972	388	1,755	333	992	202

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (by road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, export credit insurance, surety, ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following CSN’s branches and subsidiaries: Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, CSN Porto Real (former Galvasud), Coal Terminal TECAR, Container Terminal TECON, Namisa, CSN Handel, Namisa Handel and CSN Cimentos. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until June 30, 2013 for a total insured value of US$500 million (out of a total risk amount of US$17.7 billion). Under the terms of the policy, CSN remains responsible for the first tranche of US$300 million in losses (material damages and loss of profits).

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

The following table sets forth the production of crude steel by Brazilian companies for the years indicated(2):

	2011		2010		2009

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	1	8.8	1	8.2	1	6.1
Usiminas	2	6.7	2	7.3	2	5.6
ArcelorMittal Tubarão	3	5.4	3	6.0	3	5.3
CSN	4	4.9	4	4.9	4	4.4
ArcelorMittal Aços Longos	5	3.5	5	3.4	5	3.2
Others		5.9		3.1		1.9
Total		35.2		32.9		26.5
Source: IABr

1. Data from Aços Villares have been merged into data from Gerdau. 2. Information for 2012 was not yet available as of the date of this annual report

Competitive Position — Global

During 2012, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of 34.7 million tons and a 2.3% share of total world production, according to data from the World Steel Association, or WSA.  In 2012, Brazil also maintained its position as the ninth largest steel producer globally, accounting for around three-quarters of total production in Latin America, approximately twice the size of Mexico’s or 40% of the U.S.’ steel production, according to data from the WSA.  According to IABr, Brazilian exports in 2012 amounted to 8.6 million tons of finished and semi-finished steel products.

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

Brazilian domestic steel prices have historically been higher than its export prices. However, in 2010 and 2011, lower demand in mature markets, the appreciation of the real  against the U.S. dollar, certain tax incentives, and imported steel products forced Brazilian producers to adjust prices closer to export price levels in order to maintain competitiveness. In 2012, with the slowdown of European demand and the depreciation of the real against the U.S. dollar, export prices fell and domestic prices rose again. This movement was also influenced by protective government measures which raised taxes on steel imports.

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

In recent years, we requested and/or obtained several emissions permits and renewals of environmental permits, both for our current operations and for the development of new projects regarding steel and cement manufacturing, iron ore and limestone mining and logistics.

Environmental Expenditures and Claims

Promoting responsible environmental and social management is part of our business.  We prioritize processes and equipment that offer modern and reliable technologies on environmental risks monitoring and control.  We operate a corporate environmental department managed under an Environmental Management System, or EMS, compliant with ISO 14001:2004 requirements.  In addition, we have established (i) an internal committee for environmental management composed of professionals from different departments of CSN’s units, whose goal is to regularly discuss any problems that may arise and to identify risks and aspects of the operations in which the group can act pro-actively in order to prevent possible environmental harm and (ii) a sustainability committee composed of external advisors, which provides guidelines for our strategic decisions. The environmental controls implemented since 2006 also contribute to mitigate the risks of environmental compliance of CSN’s operations.

To further understand our potential social and environmental risks, we use mapping criteria in accordance with the Global Reporting Initiative, or GRI, for all of our operations. Resulting data and indicators in environmental, social and economic categories allow us to track our performance, structure and monitor action plans, in an effort to improve and enhance our results.

Finally, in response to a law enacted by the State of Rio de Janeiro in effect from 2013 requiring steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses, we have conducted a survey of greenhouse gas emissions at our main sites in 2012, and plan to use this information in the development of a corporate carbon management program and related strategies to reduce emissions.

Since our privatization, we have invested heavily in environmental protection and remediation programs.  We had environmental expenditures (capitalized and expensed) of R$436.2 million in 2012, of which R$131.4 million relate to capital expenditures and R$304.8 million relate to operational expenditures. Our environmental expenditures were R$310.6 million in 2011 and R$336.0 million in 2010.

  Our investments in environmental projects during 2012 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

In 2010, we signed with the Rio de Janeiro State Government a Term of Undertaking, or TAC, that required new investments and studies to retrofit our environmental control equipment at the Presidente Vargas Steelworks. The TAC initially estimated the total amount to be disbursed in connection with implementation of the required projects thereunder to be R$216 million. This initial estimate was updated to R$260 million as we obtained more accurate cost estimates for completion of the projects. Although we have not yet concluded the process of obtaining updates for cost estimates for all projects under the TAC, we expect that investments required may exceed our last estimates.

Our main environmental claims as of December 31, 2012 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our Presidente Vargas Steelworks.

In July 2012, the Ministério Público Estadual do Rio de Janeiro (Environmental Public Prosecutor of the State of Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial waste disposal site in the city of Volta Redonda and (ii) relocate 750  residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. Later in 2012, we received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages. For more information, please see Item 8A. Consolidated Statements and Other Financial Information – Legal Proceedings – Other Legal Proceedings.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income”. We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its seller. As of December 31, 2012, we had provisions for environmental liabilities in the total amount of R$386.1 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$312.6 million as of December 31, 2011, and R$278.1 million as of December 31, 2010. The increase in our provisions for environmental liabilities in 2012 as compared 2011 is mainly due to receipt of new environmental notifications related to landfills and coal mines decommissioned in the state of Santa Catarina. The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2010	278.1
Landfills(1)	6.2
Term of Undertaking (TAC)(2)	28.3
Other	-
December 31, 2011	312.6
Landfills(1)	34.9
Decommissioned Coal Mines (Santa Catarina)	32.1
Other	6.5
December 31, 2012	386.1

(1)          Refers to an estimate calculation of recovery costs related to landfills remediation obligations.

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, an agency of the Ministry of Mines and Energy of the Brazilian Government.  DNPM grants prospecting authorizations to a requesting party for an initial period of one to three years.  These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities.  On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization.  Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to DNPM.  If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party.  When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months.  DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit.  Extracted minerals that are specified in the concession belong to the holder of the concession.  With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit.  Our limestone and dolomite mining activities at the Bocaína mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions.  See “Item 4D.  Property, Plant and Equipment” for further information.

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the DNPM.  We have also been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, with the purpose to expand our operations, and hold title to all of our proved and probable reserves.

In addition, we have obtained and are in compliance with all licenses and authorizations for our operations and projects at Casa de Pedra mine.

The exploitation in Casa de Pedra mine is subject to mining lease restrictions, which were duly addressed in our iron ore reserve calculations.  Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by our mine planning department.

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation.  DNPM is responsible for enacting regulations on CFEM and auditing the mining companies to ensure the proper payment of CFEM. The current annual rates are:

•         3% on bauxite, potash and manganese ore;

•         2% on iron ore, kaolin, copper, nickel, fertilizers and other minerals; and

•         1% on gold.

The Mineral Code and ancillary mining laws and regulations also impose other financial obligations.  For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration (in a rate of 50% of the CFEM).  Mining companies must also enter into agreements with the Brazilian government to use public lands and eventually compensate the government for damages caused to such public lands.  A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment.  The competition law and practice in Brazil used to be governed primarily by Law No. 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law, under which terms, the Brazilian Antitrust System was composed of three agencies, namely Secretaria de Direito Econômico (SDE)  and Conselho Administrativo de Defesa Econômica (CADE), both entailed to Brazil’s Ministry of Justice, and Secretaria de Acompanhamento Econômico (SEAE), entailed to Brazil’s Ministry of Treasury.  SDE had broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies.

A new Antitrust Law was enacted in 2011 (Law No. 12,529/11) and came into force on May 30, 2012, which provided for significant changes in both structure, including the creation of the new CADE, and proceedings. The main change was the introduction of a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. The new CADE is now formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings”.

Regulation of Other Activities

In addition to mining, environmental and antitrust regulation, we are subject to comprehensive regulatory regimes for certain of our other activities, including railroad transportation, electricity generation and ports.

Our railroad business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency Agência Nacional de Transportes Terrestres (ANTT), and operates pursuant to concession contracts granted by the federal government, which impose certain limitations and obligations.  As of December 31, 2012, we owned the following railroad related assets: (i) a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, and (ii) a 76.13% participation in Transnordestina Logística S.A., which holds a concession to operate Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the electricity regulatory agency Agência Nacional de Energia Elétrica (ANEEL), and the Operador Nacional do Sistema Elétrico (ONS).  As of December 31, 2012, we owned the following energy related assets: (i) a 238 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in Itá Energética S.A. (“Itasa”), which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

Our port business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ports and navigation agency Agência Nacional de Transportes Aquaviários (ANTAQ).  As of December 31, 2012, we owned the following port related assets: (i) a concession to operate the Terminal de Carvão (“TECAR”), the solid bulks terminal at Itaguaí Port, located in the State of Rio de Janeiro, which expires in 2022, renewable for an additional 25 years, and (ii) a 99.99% participation in Sepetiba Tecon S.A. (“TECON”), which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years.

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

In Brazil, we are subject to regulation and supervision by the Ministry of Development, Industry and Foreign Trade, the Secretaria de Comércio Exterior (SECEX) and the Departamento de Defesa Comercial (DECOM).  Worldwide, our exports are subject to the protectionist measures summarized below.

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

In July 1999, Brazil and the United States signed a five-year suspension agreement, suspending the anti-dumping investigation and establishing a minimum price of US$ 327 per ton (delivery duty paid), subject to quarterly review by the DOC.  In February 2002, the U.S. government terminated the anti-dumping suspension agreement and reinstated the anti-dumping margin of 41.27%.  In April 2004, we requested the DOC to conduct an administrative review of the anti-dumping investigation.  Through this review, in April 2005, we obtained a favorable preliminary determination of “zero” margin of dumping from the DOC.  A final determination was issued in October 2005 and the “zero” margin of dumping preliminarily found by the DOC was confirmed.  With respect to the countervailing duties investigation, the Brazilian and U.S. governments signed, in July 1999, a suspension agreement which  limited exports of hot-rolled sheets and coils from Brazil to 295,000 tons per year.  At the request of the Brazilian government, the agreement was terminated in September 2004.  Upon termination of this agreement, countervailing duties of 6.35% became effective regarding imports of hot-rolled products from Brazil.

Simultaneously to the administrative review, we participated in an anti-dumping and countervailing duties expiry review which involved the exports of hot-rolled sheet and coils to the U.S. The expiry review was jointly developed by the ITC and the DOC through the IA, and was initiated in May 2004. A final determination was rendered in April 2005, retaining the anti-dumping and countervailing duties orders until May 12, 2010.

In April 2010, another anti-dumping and countervailing duties expiry review was initiated and jointly developed by the DOC and the ITC through the IA.  A decision was issued by the ITC on June 6, 2011 and revoked both the anti-dumping and the countervailing duties orders. The ITC’s decision was appealed to the U.S. Court of International Trade (CIT), which, on August 14, 2012, issued its opinion upholding the ITCs decision and maintaining the revocation of both the anti-dumping and the countervailing duties orders. In September 2012, the CIT’s decision was appealed to the U.S. Court of Appeals for the Federal Circuit (CAFC), which decision is expected in 2013. As a result, both orders remain suspended until a final decision is reached by the CAFC.

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

In December 2005, the CITT initiated an expiry review of hot-rolled products, in which we participated.  A final determination was issued in August 2006, determining the continuation of the anti-dumping order for hot-rolled products.  As a result, exports of our hot–rolled products to Canada became subject to anti-dumping duties of 77%.

In October 2010, the CITT initiated another expiry review of hot-rolled products, in which CSN decided not to participate. A final determination was issued in August 2011, determining the continuation of the anti-dumping order for hot rolled products. As a result, exports of our hot-rolled products to Canada continued to be subject to anti-dumping duties of 77%.

Overview of Steel Industry

World Steel Industry

The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, depending on the method used for producing steel.  Integrated plants, which accounted for approximately 68% of worldwide crude steel production in 2012, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 32% of worldwide crude steel production in 2012, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini-mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries.  Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage.  From 1990 through 2012, total global crude steel production averaged approximately 984 million tons per year. According to the WSA, in 2012, production reached a new record of 1.51 billion tons, which represents a 1.3% increase as compared to 2011. All major producing countries, except for Japan, Germany, Brazil and Ukraine, increased their production levels in 2012.

China’s crude steel production in 2012 reached 709 million tons, an increase of 3.7% as compared to 2011.  Production volume in China has more than tripled in the last ten years, from 222 million tons in 2002.  China’s share of world steel production increased from 45.8% in 2011 to 46.9% in 2012. In 2012, Asian countries improved their production by 3.0%, reaching 983 million tons, according to the WSA.

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

From 2005 to 2007, Brazilian GDP grew on average 4.4%. In 2008 and 2009, overall global economic activity slowed significantly and domestic apparent steel consumption amounted to 24.0 million tons and 19.1 million tons, respectively. In 2010, with the recovery of the global economy, domestic demand rose by 38.8% to 26.6 million tons. On the other hand, in 2011, domestic steel demand decreased 1.2% to 26.2 million tons, mainly due to high levels of inventory held by distributors and increased indirect imports. In 2012, the slowdown of the Brazilian economy led to another decrease in steel consumption of 17.6% to 21.6 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector.  This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration.  Over the past years, automobile manufacturers made significant investments in Brazil.  In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%.

Market Participants

According to IABr (Instituto Aço Brasil), the Brazilian steel industry is composed of 28 mills managed by 10 corporate groups, with an installed annual capacity of approximately 45 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

There were no changes in Brazilian nominal steel production capacity in 2012 compared to 2011. This capacity was estimated at 49 million tons. The local steel industry operated at approximately 70% utilization in 2012, below the level recorded in 2011.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of slabs and billets reached 5.3 million tons in 2010, which represented 58% of total steel exports. In 2011, the exports of semi-finished products reached 7.2 million tons, representing 66% of total exports. In 2012, exports of semi-finished products were 6.6 million tons, a 7.4% decrease in relation to the previous year, representing 68% of total exports.

In 2012, Brazilian steel exports totaled 9.7 million tons, representing 31% of total Brazilian steelmakers’ sales (domestic plus exports) and accounting for US$7.0 billion in export earnings for Brazil.  Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve.  The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years.  Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports).  In 2012, supply totaled 38.4 million tons, as compared to apparent consumption of 25.4 million tons.

In 2012, steel imports were 3.8 million tons, or 15% of apparent domestic consumption, in line with the figures from 2011. In 2011, steel imports decreased 35.9% as compared to the 5.93 million tons recorded in 2010 (22% of apparent domestic consumption), according to IABr.

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

The table below sets forth certain material information regarding our property as of December 31, 2012.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas Steelworks	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	None
CSN Porto Real (former GalvaSud)	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(1)(2)
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	None
Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	mortgage(3)
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	None
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	None

Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	None
Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	None
Casa de Pedra mine	Congonhas, State of Minas Gerais	49.00 square km	iron ore mine	60.0 mtpy(4)	owned(5)	None
Engenho mine(6)	Congonhas, State of Minas Gerais	2.85square km	iron ore mine	5.0 mtpy	concession	None
Fernandinho mine(6)	Itabirito, State of Minas Gerais	1.47 square km	iron ore mine	2.0 mtpy	concession	None
Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	None
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	1,800 tons	concession	None
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	238 MW	owned	None
Itá(7)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	None
Igarapava(8)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	None
Southeastern	Southern and Southeastern regions of Brazil	1.674 km of tracks	railway	--	concession	None
Transnordestina	Northern and northeastern regions of Brazil	4.534 km of tracks	railway	--	concession	None
TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	raw materials	4 mtpy	concession	None
Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	2 mtpy	concession	None
Namisa	State of Minas Gerais	11.56 square km	mine	-	Concession/ owned	None
Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(9)/Collateral / mortgage(2)
Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(9)/Collateral
Land	State of Minas Gerais	32.68 square km	undeveloped	--	owned	None
Land	State of Piaui	618,037 square km	undeveloped		owned	None
Steel plant with rolling mill	Europa / Germany / Unterwellenborn	0.898 square km	production of sections	1 Mio t/a	Stahlwerk Thüringen GmbH	None

(1)      Pursuant to a loan agreement entered into by the State of Rio de Janeiro and Galvasud as of May 4, 2000.
(2)      Pursuant to a loan agreement entered into by Kreditanstatt Für Wiederafbau, Galvasud and Unibanco as of August 23, 1999.
(3)      Pursuant to a loan agreement entered into by Metalic and Banco do Nordeste do Brasil S.A as of 2007.
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

For information on environmental issues with respect to some of the facilities described above, see “Item 4B.  Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.”  In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company - D. Property, Plant and Equipment —Planned Investments” and Note 10 to our financial statements included elsewhere in this Form 20-F.

The map above shows the locations of the Presidente Vargas Steelworks, CSN Paraná, Prada, CSN Porto Real (formerly known as GalvaSud), Metalic, Lusosider, ERSA and CSN LLC facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an ownership interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Acquisitions and Dispositions

Riversdale

On November 24, 2009, we concluded an initial acquisition, through our subsidiary CSN Europe, Lda, of a 14.9% minority interest in Riversdale Mining Limited (“Riversdale”), a mining company listed on the Australian Stock Exchange (ASX).  In January 2010, we obtained the approval of the Australian Government to acquire further shares of Riversdale, and concluded the second tranche of the acquisition, reaching an equity participation of 16.3%.  In addition, we participated on a capital increase carried out by Riversdale in July 2010, subscribing to new shares, but maintaining the same equity percentage. We also made several share purchases in February 2011 and reached a total equity participation of 19.9%.  We were diluted in 2010 and 2011 due to the exercise of stock options issued in favor of the management of Riversdale and of third parties. On April 20, 2011, we adhered to a public takeover offer for the acquisition of Riversdale’s shares conducted by Rio Tinto and, as a consequence, sold 100% of our equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 shares, at the price of A$16.50 per share, totaling A$780,316,201.50.

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

Stahlwerk Thüringen Gmbh (SWT)

On January 31, 2012, CSN Steel, S.L.U., one of our Spanish subsidiaries, entered into a share purchase agreement with the Spanish group Alfonso Gallardo (“AG Group”) to establish the acquisition of all the shares held by the AG Group in (i) SWT, a long steel manufacturer located in Unterwellenborn, Germany, specialized in the production of steel sections; and (ii) Gallardo Sections S.L.U., a steel distributor of SWT’s products. The total amount of the transaction was €483.4 million, without the assumption of any indebtedness.

The transaction involved an operational steel plant located in Germany, which was contemplated to be sold pursuant to a prior share purchase agreement executed on May 19, 2011 with the AG Group, amongst other assets. The transaction brought to an end the discussions between the parties regarding different interpretations of the earlier agreement, including termination of the related arbitral proceeding which was pending before the Cámara Oficial de Comercio e Industria de Madrid.

Usiminas

On December 31, 2012, we owned, directly and indirectly, 20.69% of the preferred shares and 14.13% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, please see Item 5A. Operating Results - Critical Accounting Estimates - Impairment of long-lived assets, intangible assets, goodwill and financial assets. We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information Selected Financial Data - Legal Proceedings - Antitrust.”

Namisa

In 2008,  a consortium of Asian shareholders that currently includes Itochu Corporation, JFE Steel Corporation, Kobe Steel, Ltd, Nisshin Steel Co. Ltd., Posco and China Steel Corporation, or the Asian consortium, made an investment in our subsidiary Namisa and currently holds a 40% interest in Namisa. We and the Asian consortium have entered into a shareholders’ agreement to govern our joint control of Namisa. In case of a dead-lock among the shareholders, a resolution process requires us to initiate mediation with our partners and, if no solution is reached, the matter is then submitted to be addressed directly by the senior executives of the companies in dispute. In the event the dead-lock remains, the shareholders’ agreement provides for put and call options, which entitles the Asian consortium to elect to sell all of its ownership interest in Namisa to us and we to elect to buy all ownership interest of the Asian consortium in Namisa, in each case for the fair market value of the respective shares.

In addition, certain other agreements, including the share purchase agreement between us and the Asian consortium and the long-term operational agreements between Namisa and us, provide for certain obligations that, in case breached or not cured within the relevant cure period, may give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian consortium’s ownership interest in Namisa.

Capital Expenditures

We invested a total of R$3,144 million in 2012, R$1,517 million of which was allocated as follows: Transnordestina Logística: R$984 million; MRS Logística: R$328 million; Namisa: R$77 million; TECON: R$43 million; other projects: R$85 million.

The remaining R$1,627 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$454 million; expansion of the Itaguaí Port (TECAR): R$231 million; maintenance and repairs: R$219 million; expansion of the Casa de Pedra mine:  R$150 million; expansion of our clinker plant: R$73 million; technological improvements: R$24 million, and others projects: R$476 million.  For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

In 2011, we invested R$4,401 million R$2,382 million of which was allocated as follows: Transnordestina Logística: R$1,691 million; CSN Cimentos: R$61 million; MRS Logística: R$447 million; Namisa: R$100 million and other projects: R$83 million.

The remaining R$2,019 million was expended on: maintenance and repairs: R$549 million; expansion of the Casa de Pedra mine:  R$251 million; expansion of the Port of Itaguaí:  R$238 million; technological improvements: R$77 million; construction of a brownfield long steel mill at the Volta Redonda site: R$220 million and others projects: R$684 million.

In 2010, we invested R$3,636 million, R$2,201 million of which was allocated as follows: Transnordestina Logística: R$1,371 million; CSN Aços Longos (merged into CSN in January 2011): R$275 million; CSN Cimentos:  R$249 million; MRS Logística:  R$199 million and other projects: R$107 million.

The remaining R$1,435 million was expended on: maintenance and repairs: R$483 million; expansion of the Casa de Pedra mine:  R$275 million; expansion of the Port of Itaguaí:  R$139 million; technological improvements: R$125 million and other projects: R$413 million.

In 2012, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of galvanized products and services for the automotive sector, as described in “Item 4B.  Business Overview—Facilities.”

We also intend to increase control of our main production costs and secure reliable and high quality sources of raw materials, energy and transportation supporting our steelmaking operations and other businesses such as cement, via strategic investment programs. Our main strategic investments being implemented or already in operation are set forth in “Item 4B.  Business Overview—Facilities.”

Planned Investments

Our operating activities require regular investments in equipment maintenance, technological improvements, tools and spare parts, vehicles, buildings, and industrial plants, among others. These investments are classified as Sustaining (´Stay-in-Business´) Capex.

The Company also invests to increase its operational efficiency and productivity, and expand production capacity in its traditional flat steel, mining and logistics businesses, as well as new businesses such as cement and long steel.

Our total planned investments for the next years amount to R$20.0 billion (ongoing and new projects), of which:

•            R$12.0 billion in our mining segment, including capacity expansion of the Casa de Pedra mine and of  Namisa’s mines to reach annual sales of 89 mtpy and the expansion of shipping capacity of our Solid Bulk terminal at Itaguaí (TECAR) to 84 mtpy. The planned investment reflects only the portion of our investment, which is proportional to our ownership of 100% of Casa de Pedra and 60% of Namisa;

•            R$0.5 billion in our steel segment, including the completion of our new brownfield long steel plant in Volta Redonda and completion/implementation of other flat steel projects, such as a service center for the auto industry at CSN Porto Real, along with the implementation of projects focused on maintaining operational excellence with constant focus on cost reduction (e.g., energy efficiency);

•            R$1.3 billion in our cement segment, allocated towards expansions of our grinding capacity from 2.4 million tons to 5.4 million tons and our clinker production capacity from 0.8 million tons to 2.8 million tons;

•            R$1.7 billion in our logistics segment, including the Transnordestina railway and our container terminal (TECON); investments in the MRS railway are not included in this plan nor Transnordestina Capex reviews.

•            R$4.3 billion in projects to improve performance of current productive assets (“stay-in-business”).

We expect to finance these investments through our own cash, public or private financing, and/or strategic partnerships.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

We are currently constructing a brownfield long steel plant in Volta Redonda, in the State of Rio de Janeiro, with total capacity of 500 Kt per year, making use of the existent infrastructure and energy, to produce rebar and wire rods. This investment represents the entrance of CSN into the long steel market in Brazil.

We also invested in the expansion of service centers for the automotive market at our CSN Porto Real facility, in which CSN’s market share has been successively expanded. The pre-painted plant at CSN Paraná currently operates at full capacity, and there are expansion projects underway, with the intention of doubling the current capacity via brownfield expansions.

Our investment portfolio also includes other important operational projects in development, such as the start-up of our blast furnace turbine project, which will add 21MW of electricity self-generation and several projects designed to increase productivity and efficiency.

In January 2012, CSN acquired SWT, which produces sections and Gallardo Sections S.L.U, both located in Germany. SWT has a capacity to produce 1.1 million tons of steel sections per year used in buildings, stadiums, bridges, viaducts, walkways, foundations, warehouses, cranes, among others. The plant is strategically located, reducing logistics costs of raw materials, such as scrap, and allowing access to both developed and emerging markets in Eastern Europe. The total transaction amount was €483.4 million.

Mining

We expect to achieve an annual sales level of approximately 89 mtpy of iron ore products, including third party purchases, by increasing capacity in Casa de Pedra and Namisa.

We are also investing in the expansion of TECAR to allow for annual exports of 84 mtpy of iron ore.

Logistics

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved the merging of Transnordestina S.A., a company that was state-owned at the time, into and with Companhia Ferroviária do Nordeste – CFN, an affiliate of CSN that holds a 30-year concession, granted in 1997, to operate the Northeastern Railroad of the RFFSA, with 4,534 km of railway track.  The surviving entity was later renamed Transnordestina Logística S.A., or Nova Transnordestina.  The Nova Transnordestina Project includes an additional 1,728 km of large gauge, state-of-the-art railway track.  We expect this extension will allow the company to increase the transportation of various products, including, oil, fuels, soybeans, cotton, sugar cane, fertilizers, iron ore and limestone.  The investments for the railroad expansion will be financed through several agencies, such as FINOR – Northeastern Investment Fund, SUDENE - the Northeastern Development Federal Agency and BNDES. Environmental, geological and land expropriation issues may result in cost overruns and delays in implementing the project, which, in turn, may adversely affect the projected return on investment.

Until 2008, Transnordestina was jointly controlled by CSN and Taquari Participações S.A., or Taquari, pursuant to a shareholders’ agreement dated November 27, 1997, and amended on May 6, 1999 and November 7, 2003.  During 2009, we increased the capital of Transnordestina by disbursing advances for future capital increases.  Taquari decided not to participate in such capital increases, thus being diluted and relinquishing control of Transnordestina. Transnordestina is currently controlled by CSN, and has been consolidated in our financial statements since December 2009.

To meet its own demand, Transnordestina Logística S.A built the largest factory of broad gauge concrete sleepers in the world, with a daily capacity of 4,800 pieces per day. This project has been conducted by Odebrecht, through an Alliance Model formed with CSN.

Cement

The cement plant in Volta Redonda is close to reaching its full production capacity of 2.4 million tons per year. The use of slag generated by our steel operation and the ramp-up of our clinker plant should gradually reduce costs, a critical element in the cement business.

We are evaluating other organic growth initiatives to expand our annual capacity to 5.4 million tons in order to capture the strong growth expected in construction of new housing units and infrastructure projects.

Item 4A.  Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2012 and  2011 and for each of the years ended December 31, 2012, 2011 and 2010 included in “Item 18.  Financial Statements”. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais  (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18.  Financial Statements.”

5A. Operating Results

Overview

Macro-Economic Scenario

Brazil

According to the Brazilian Institute of Geography and Statistics (IBGE), GDP increased by 0.9% in 2012, compared to an increase of 2.7% reported in 2011. This slight growth in 2012 was led by the service and construction sectors, which moved up by 1.7% and 1.4%, respectively. Once again, domestic demand was the most important growth driver, fueled by the moderate credit expansion, job creation and increased individual earnings. However, several uncertainties are still hampering investments, resulting in a reduction in Gross Fixed Capital Formation.

The IPCA consumer price index (the main inflation rate) stood at 5.84% for the year, as compared to 6.50% for 2011. Personal expenditures were chiefly responsible for the upturn in 2012, while transport recorded the lowest increase.

The Selic base interest rate, which is set by the Monetary Policy Committee (COPOM), began 2012 at 11.00% and fell successively, until reaching 7.25% in October. Since then, COPOM has opted to maintain the basic interest rate stable.

According to the IBGE, industrial output fell by 2.7% in 2012, the first negative result since 2009, with 17 of the 27 sectors recording a decrease.

In 2012, the real  depreciated 8.9% against the US dollar and on December 31, 2012, the exchange rate was R$2.04 per US$1.00.

USA

According to the U.S. Department of Commerce, the U.S. economy grew by 2.2% in 2012, as compared to 1.8% in 2011. The main contributors to GDP growth in 2012 were personal consumption expenditures, nonresidential fixed investment, exports, residential fixed investment and private inventory investment.

According to the latest Fed figures, industrial production edged up by 0.3% in December and 1.0% in the fourth quarter of 2012, reflecting the reconstruction after hurricane Sandy. The manufacturing PMI recorded 50.7 points in December, versus 49.5 in November.

On the monetary policy front, the Fed opted to peg interest rates to the current economic scenario, keeping them low while unemployment is above 6.5% and estimated inflation for the next two years does not exceed 2.5%.

Europe

The Eurozone manufacturing sector ended 2012 in recession, reflecting flagging international and domestic demand. Manufacturing PMI stood at 46.1 points in December, the 17th consecutive monthly decline.

Unemployment remained flat in December over November at 11.7%, equivalent to 18.2 million people out of work. Greece and Spain had the highest rates, with 26.8% and 26.1% respectively, while Germany recorded 5.3%.

According to Eurostat, Eurozone GDP dipped by 0.5% in 2012 over 2011 and by 0.6% in the fourth quarter of 2012 over the previous quarter, marking the bloc’s worst performance since the beginning of 2009. The overall downturn in the fourth quarter of 2012 was fueled by individual decreases in the four largest economies: Germany (0.6%), France (0.3%), Italy (0.9%) and Spain (0.7%).

Asia

Chinese GDP grew by 7.8% in 2012 and 9.2% in 2011, according to the country’s National Bureau of Statistics. The Chinese economy is currently recording steady growth, thanks to increased investments in infrastructure, the cut in interest rates and the reduction in reserve requirements since the end of 2011.

Chinese manufacturing PMI stood at 51.5 points in December, the highest figure since May 2011, while industrial output and retail sales climbed by 10% and 14.3%, respectively, in 2012. Annual inflation fell to 2.6%, less than half the 5.4% recorded in 2011.

Japanese GDP increased by 1.9% in 2012 over 2011. Impacted by the Japanese Central Bank’s aggressive monetary policy, the yen has depreciated by around 20% against the dollar since November 2012.

Segments

Steel

According to the WSA global crude steel production totaled 1.5 billion tons in 2012, 1% higher than in 2011, this growth coming mainly from Asia and North America. Existing global capacity use fell from 76.1% in November to 73.2% in December, showing a continuing imbalance between production capacity and global steel product consumption.

Brazil

According to the Brazilian Steel Institute (IABr), annual domestic crude steel production totaled 34.7 million tons, 1.5% less than in 2011, and 15.1 million tons of rolled flat steel, up by 8%.

Domestic flat steel sales remained stable over 2011 at 11.3 million tons, while exports fell by 10% to 1.9 million tons.

Apparent flat steel consumption came to 13.4 million tons, 1% down on 2011, while imports totaled 2.0 million tons, down by 11%.

Automotive

According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), vehicle production totaled 3.3 million units in 2012, 2% less than in 2011. Vehicle sales totaled 3.8 million in the year, an increase of 5% in relation to 2011, spurred by government measures to encourage consumption, such as the reduction in IPI (federal VAT). Exports, on the other hand, fell by 20%, to 442,000 units.

Construction

Sinduscon (Brazilian Builders’ Association) estimates that the construction segment will end 2012 with growth of 4%, while FGV (Fundação Getúlio Vargas) expects the building materials industry and retail sales to expand by 1.9% and 8.2%, respectively.

According to ABRAMAT (the Brazilian Building Material Manufacturers’ Association), domestic sales of building materials increased by 1.4% in 2012.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 4.4 million tons in 2012, a 1.5% increase over 2011. Purchases by the associated network came to 4.3 million tons in 2012, 5.2% higher than in 2011. Inventories closed the year at 944,000 tons, a 5.7% increase over the December 2011 figure, representing 3.0 months of sales.

Home Appliances

According to Eletros (Brazilian Home Appliance and Consumer Electronics Manufacturers’ Association), the home appliance segment closed 2012 with 15% growth in the sales of washing machines, refrigerators and stoves.

With the extension of IPI tax exemptions on home appliances until the end of January 2013, followed by a gradual increase from February through June 2013, Eletros has reviewed its estimates and now expects sales growth of 10% in 2013.

International

According to the WSA, crude steel output in China totaled 708.8 million tons in 2012, a 3.6% increase as compared to 2011 and a new record, accounting for 46.3% of the global total, while Japan's crude steel production remained virtually stable, totaling 107.2 million tons in 2012.  In the European Union, production reached 169.4 million tons in 2012, corresponding to a 4.5% decrease as compared to 2011, with Germany accounting for 43 million tons, a 3.7% decrease in its production as compared to 2011. In the U.S., crude steel production totaled 88.6 million tons in 2012, a 2.7% increase as compared to 2011.

Mining

In 2012, the seaborne iron ore market was marked by its price volatility, reflecting global economic uncertainties. After peaking at US$151.25/dmt in April 2012, the Platts IO Fines 62% CFR China price index fell to US$88.50/dmt in September 2012, closing the year at US$144.50/dmt, reflecting the improved performance of the Chinese economy, decline in iron ore inventories in Chinese ports, weaker Indian exports and approach of the rainy season in Brazil and Australia.

Fueled by this scenario, the seaborne iron ore market grew by 7% in 2012, reaching 1,074 million tons, sustained by China, which accounted for 66% of total sales volume. Annual Chinese iron ore seaborne imports increased by 10% over 2011. In light of urbanization projects and infrastructure investments announced by the Chinese government in September, the country’s iron ore consumption should continue to expand.

In 2012, Brazil maintained its strong position in the seaborne iron ore market, with sales of 322 million tons, despite the 1% reduction in exports due to heavy rainfall at the beginning of the year.

Logistics

Railway logistics

According to ABIFER (Brazilian Railway Industry Association), Brazilian rail sector revenue is expected to reach R$4.3 billion in 2012, virtually identical to the 2011 figure.

Aiming to reduce infrastructure bottlenecks, the Brazilian government announced the construction of 15,000 km of rail track in the coming years, 5,000 km of which fall under the Growth Acceleration Program (PAC) and 10,000 km to be awarded in concessions.

Port logistics

According to ANTAQ (Brazilian National Waterway Transport Agency), Brazil’s port installations handled approximately 904 million tons of cargo in 2012, a 2.0% increase over 2011, with bulk solids totaling 554 million tons, an increase of 2.0%. Container handling amounted to 8.2 million TEUs (Twenty‐Foot Equivalent Unit – transportation unit equivalent to a standard 20-feet intermodal container), 3.8% more than in the last year.

The Brazilian government announced investments of R$54 billion in the port sector through 2017, including dredging works and projects to renovate port infrastructure and expand cargo handling capacity, in addition to R$2.6 billion allocated to railway access routes.

Cement

Preliminary figures from SNIC (the Brazilian Cement Industry Association) indicate domestic cement sales of 68.3 million tons in 2012, a 6.9% increase over the year before. According to SECEX (the Brazilian Foreign Trade Secretariat), cement imports totaled 977 thousand tons in 2012, 10.4% less than in 2011.

Energy

According to the Brazilian Energy Research Company (EPE), in 2012 Brazilian electricity consumption increased by 3.5% over 2011, led by the commercial and residential segments, which recorded respective growth of 7.9% and 5.0%. Industrial consumption remained flat.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2012(1)	2011	2010

Brazilian Market (in thousands of tons)(2)
Total Flat and Long Steel
Production	26,381	25,053	25,450
Apparent Consumption	25,426	25,053	26,104
Hot-Rolled Coils and Sheets
Production	-	4,086	4,592
Apparent Consumption	-	3,496	3,823
Cold-Rolled Coils and Sheets
Production	-	2,738	3,159
Apparent Consumption	-	2,728	3,419
Galvanized Sheets
Production	-	2,582	2,449
Apparent Consumption	-	2,789	3,243
Tin Plates
Production	-	857	774
Apparent Consumption	-	593	634
Global Market (in millions of tons)
Crude Steel Production	1,510	1,518	1,432
Demand	-	1,485	1,400
___________
Source: IABr and WSA. 1. Some information for 2012 was not yet available as of the date of this annual report 2. Information about production excludes intra steel companies’ sales.

Product Mix and Prices

Sales trends in both the domestic and foreign markets are forecasted monthly based on historical data of the preceding months. CSN uses its own information system to remain current on market developments so that it can respond swiftly to fluctuations in demand.

CSN considers its flexibility in shifting between markets, and its ability to monitor and optimize inventory levels in light of changing demand, as key to its success.

We have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized flat steel and tin plate products. Galvanized products are directed at the automotive, construction and home appliance industries. Tin plate products are used by the steel packaging market.

According to IABr, domestic flat steel apparent consumption moved from 13.5 million tons in 2011 to 13.4 million tons in 2012, therefore a reduction of 1%.

Sales Volume and Net Operating Revenues by Steel Products and Markets

The following table sets forth our steel product sales volume and net operating revenues by product and market.

Sales Volume
	Tons			% of Sales Volume
				In Market			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Domestic Sales
Slabs	2	15	51	0%	0%	1%	0%	0%	1%
Hot-Rolled	2,111	1,951	1,801	47%	46%	44%	41%	40%	38%
Cold-Rolled	832	770	707	18%	18%	17%	16%	16%	15%
Galvanized	1,105	991	1,065	25%	23%	26%	22%	20%	22%
Tin Mill	445	489	512	10%	12%	12%	9%	10%	11%

Subtotal	4,495	4,216	4,135	100%	100%	100%	88%	86%	86%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	16	13	1	1%	2%	0%	0%	0%	0%
Cold-Rolled	52	49	19	4%	7%	3%	1%	1%	0%
Galvanized	413	457	488	31%	67%	74%	8%	9%	10%
Tin Mill	129	161	152	10%	24%	23%	2%	3%	3%
Long Steel	724			54%
Subtotal	1,334	680	661	100%	100%	100%	12%	14%	14%

Total	5,829	4,896	4,796				100%	100%	100%

Total Sales
Slabs	2	15	51				0%	0%	1%
Hot-Rolled	2,127	1,965	1,803				37%	40%	38%
Cold-Rolled	884	819	726				15%	17%	15%
Galvanized	1,518	1,447	1,553				26%	30%	32%
Tin Mill	574	649	664				10%	13%	14%
Long Steel	724						12%
Total	5,829	4,896	4,796				100%	100%	100%

Net Operating Revenues
	In millions of R$			% of Net Operating Revenues
				In Market			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Domestic Sales
Slabs	2	13	41	0%	0%	1%	0%	0%	1%
Hot-Rolled	3,093	2,936	3,011	37%	36%	35%	28%	32%	31%
Cold-Rolled	1,474	1,412	1,387	18%	18%	16%	14%	15%	14%
Galvanized	2,350	2,178	2,559	28%	27%	30%	22%	24%	27%
Tin Plate	1,419	1,495	1,576	17%	19%	18%	13%	16%	16%

Subtotal	8,338	8,033	8,575	100%	100%	100%	79%	87%	89%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	24	19	2	0%	2%	0%	0%	0%	0%
Cold-Rolled	82	74	27	4%	6%	3%	1%	1%	0%
Galvanized	750	786	778	33%	64%	70%	6%	8%	8%
Tin Plate	293	340	300	13%	28%	27%	3%	4%	3%
Long steel	1,129			50%			11%
Subtotal	2,278	1,219	1,107	100%	100%	100%	21%	13%	11%

Total	10,616	9,252	9,682				100%	100%	100%

Total Sales
Slabs	2	13	41
Hot-Rolled	3,117	2,955	3,013
Cold-Rolled	1,556	1,486	1,414
Galvanized	3,100	2,964	3,337
Tin Plate	1,712	1,835	1,876
Long steel	1,129
Subtotal	10,616	9,252	9,682				0%	0%	0%

By-Product	186	225	244				2%	2%	2%

Total	10,802	9,477	9,926				100%	100%	100%

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations currently in Brazil, we are affected by the general economic conditions of Brazil.  We believe the rate of growth in Brazil is important in determining our future growth capacity and the results of our operations.

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2012	2011	2010

GDP growth	0.9%	2.7%	7.5%
Inflation (IPCA)(1)	5.8%	6.5%	5.9%
Inflation (IGP-M)(2)	7.8%	5.1%	11.3%
CDI(3)	8.4%	11.6%	9.7%
Appreciation (depreciation) of the real against the U.S. dollar	(8.9)%	(12.6)%	4.3%
Exchange rate at end of period (US$1.00)	R$2.044	R$1.876	R$1.666
Average exchange rate (US$1.00)	R$1.955	R$1.675	R$1.759
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

The appreciation of the U.S. dollar against the real  has the following effects on the results of our operations expressed in U.S. dollars:

•         Domestic revenues tend to be lower (in comparison with prior years) and this effect is magnified to the extent to which we sell more products than usual in the domestic as opposed to the foreign market;

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

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008.  In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%. In 2010, the index increased 11.3% and in 2011 and 2012, the IGP-M index increased 5.1% and 7.8%, respectively.

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

The table below shows the Brazilian general price index and the CDI rates for the periods shown.

	Year ended December 31,
	2012	2011	2010

Inflation (IGP-M) (1)	7.8%	5.1%	11.3%
CDI (2)	8.4%	11.6%	9.7%
_______________
Source: Fundação Getúlio Vargas, or FGV, and CETIP.
(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production. The iron ore required is extracted from our Casa de Pedra mine, which in 2012 amounted to approximately 6.1 million tons of its total iron ore production of approximately 19.8 million tons.   The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore regarding our steel production is recorded on our income statement in the cost of goods sold line item as its extraction cost plus transport from the mine. In 2012, 2011 and 2010, these costs were R$280 million, R$283 million and R$239 million, respectively.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2012 in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us.  In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment in accordance with IAS 36 “Impairment of assets”. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Goodwill is allocated to Cash-Generating Units (CGUs) for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

Financial assets are reviewed for impairment at the end of each reporting period and we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired.

On December 31, 2012, we owned, directly and indirectly, 20.69% of the preferred shares (USIM5) and 14.13% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2012.

Considering the decline in market value of the shares of Usiminas during 2011 and 2012, we evaluated whether, at the balance sheet date, there is objective evidence of impairment of our investments in Usiminas. The Company performed a detailed analysis of the percentage and period of decline, characteristics of the instruments, the segment in which Usiminas operates and volatility of the instruments.

The table below illustrates this index for a twelve-year period, up to December 31, 2011, a sufficiently long timeframe to eliminate volatility peaks caused by domestic and international economic crises:

		Volatility
Period
	USIM3		USIM5
January 3, 2000 - December 31, 2011	50.42%		48.57%

Based on this information, the criteria adopted by management, and the relevant accounting and legal rules, management concluded that the decline in the market value as compared to the acquisition cost of the USIM3 and USIM5 shares as of June 30, 2012, of 66.3% and 59.0%, respectively, should be considered a significant decline in the market value of these equity instruments.

Considering the quantitative and qualitative analyses above, management concluded, in its best judgment, that there is evidence of impairment of the investment in Usiminas’ shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,335 million, net of income tax and social contribution, to profit/loss for the period, recognizing R$2,023 million in other operating expenses and R$688 million in deferred taxes, and this is the current position in December 31, 2012.

For a more detailed description of our policy regarding impairment of financial assets, see Note 13.II. to the consolidated financial statements included in “Item 18. Financial Statements.”

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

In light of the necessity to review useful lives at least every financial year, in 2012 management performed the review for all the Company’s units. See further details in Note 10 to our consolidated financial statements.

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

Pension plans

      We sponsor defined benefit pension plans covering some of our retirees.  We account for these benefits in accordance with IAS 19, “Employee Benefits”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions.  These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries.  In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized under the straight-line method over the average period until the benefits become vested.  When the benefits become immediately vested, the expense is immediately recognized in profit or loss. The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and then transferred within equity.

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

As of December 31, 2011 and 2012 the amount capitalized was R$655 million and R$ 273 million respectively and the amount expended was R$969 million and R$1,219 million, respectively.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

For a description on the recently issued accounting pronouncements, see Note 2 to our consolidated financial statements contained in “Item 18.  Financial Statements”.

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2012, 2011 and 2010:

Income Statement Data:	2012	2012	2011	2010
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	8,268	16,896	16,520	14,451
Cost of products sold	(5,908)	(12,072)	(9,801)	(7,883)
Gross Profit	2,361	4,824	6,719	6,568
Operating expenses
Selling	(456)	(932)	(604)	(482)
General and Administrative	(282)	(577)	(576)	(537)
Share of profit (losses) of investees		(1)
Other Expenses	(1,331)	(2,719)	(501)	(599)
Other Income	23	47	719	49
Total	(2,047)	(4,182)	(962)	(1,569)
Operating income	314	642	5,757	4,998

Financial Income (expenses), net	(975)	(1,992)	(2,006)	(1,911)
Income Before Taxes	(661)	(1,351)	3,751	3,087
Income Tax
Current	(100)	(205)	(136)	(363)
Deferred	526	1,075	52	(207)

Total	(235)	(481)	3,667	2,516

Net income	(235)	(481)	3,667	2,516

Loss attributable to noncontrolling interest	(29)	(60)	(39)	-

Net income attributable to Companhia Siderúrgica Nacional	(206)	(420)	3,706	2,516

Year 2012 Compared to Year 2011

In addition to the consolidated figures reported above, the Company reports its integrated operations in five business segments: steel, mining, cement, logistics (including port and railway) and energy. The operating results of each segment are disclosed separately.  The information on CSN’s five business segments is derived from the consolidated financial statements.

Our consolidated results for the years ended December 31, 2012 and 2011 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2012
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	10,802	4,485	151	1,067	388	229	(226)	16,896
Domestic Market	8,478	713	151	1,067	388	229	(531)	10,495
Export Market	2,324	3,772					305	6,401
Cost of goods sold	(8,868)	(2,450)	(82)	(730)	(286)	(153)	497	(12,072)
Gross profit	1,934	2,035	69	337	102	76	271	4,824
Adjusted EBITDA*	2,068	2,166	55	381	60	71	(269)	4,532
R$ million			Logistics					Year Ended December 31, 2011
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,478	5,856	143	1,023	333	183	(496)	16,520
Domestic Market	8,190	834	143	1,023	333	183	(565)	10,142
Export Market	1,287	5,022					69	6,378
Cost of goods sold	(7,038)	(2,185)	(85)	(667)	(268)	(105)	549	(9,801)
Gross profit	2,440	3,671	57	356	65	78	53	6,719
Adjusted EBITDA*	2,575	3,768	45	371	20	75	(386)	6,468

*For more information on Adjusted EBITDA see “Results of Operations – Adjusted EBITDA”.

Net Operating Revenues

Net operating revenues were R$16,896 million in 2012, an increase of R$376 million, or 2.3%, from R$16,520 million recorded in 2011, due to an increase in revenues from our steel, cement, logistics and energy segments, partially offset by a decrease in revenues from our mining segment.

Net domestic revenues increased 3.5%, from R$10,142 million in 2011 to R$10,495 million in 2012 and total net revenues of exports and sales abroad increased 0.4%, from R$6,378 million in 2011 to R$6,401 million in 2012.

Steel

Steel net operating revenues increased R$1,324 million, or 14.0%, from R$9,478 million in 2011 to R$10,802 million in 2012, mainly due to an increase in sales volume of 19.1% from 4,896 thousand tons in 2011 to 5,829 thousand tons in 2012.

Steel net domestic revenues increased 3.5%, from R$8,190 million in 2011 to R$8,478 million in 2012, mainly due to an increase of 6.6% in sales volume from 4,216 thousand tons in 2011 to 4,495 thousand tons in 2012.

Steel net revenues from exports and sales abroad increased 80.5%, from R$1,287 million in 2011 to R$2,324 million in 2012, with sales volume increasing 96.2% to 1,334 thousand tons in 2012, from 680 thousand tons in 2011, due to the 724 thousand tons sold by SWT, which were included in our consolidated results as of February 2012.

Mining

Mining net operating revenues totaled R$4,485 million in 2012, a decrease of R$1,371 million, or 23.4%, from R$5,856 million in 2011, due to the lower volume of iron ore sold, affected by an above average rainy season in the first half of the year, and a decrease in average iron ore prices in the international market.

Mining net export revenues decreased R$1,250 million, or 24.9%, from R$5,022 million in 2011 to R$3,772 million in 2012, due to a decrease of 12.0% in sales volume from 22,392 thousand tons in 2011 to 19,703 thousand tons in 2012 and a decrease in average international iron ore prices.

Mining net domestic revenues decreased R$121 million, or 14.5%, from R$834 million in 2011 to R$713 million in 2012, mainly due to the decrease of sales volume from 1,457 thousand tons in 2011 to 479 thousand tons in 2012.

Logistics

Logistics net operating revenues in 2012 were R$1,218 million, an increase of 4.5% as compared with the net logistics operating revenues of R$1,166 million reported in 2011. In 2012, net revenue from railway logistics totaled R$1,067 million and net revenue from port logistics amounted to R$151 million, while in 2011, net revenue from railway logistics totaled R$1,023 million and net revenue from port logistics amounted to R$143 million.

Cement

Cement net revenue increased R$55 million, or 16.5%, to R$388 million in 2012, compared with revenue of R$333 million in 2011, due to an increase of 12.4%, or 217 thousand tons, in sales volume from 1,755 thousand tons in 2011 to 1,972 thousand tons in 2012, as we continue the ramp up of our cement plant in Volta Redonda.

Energy

In 2012 our net operating revenues from the energy segment totaled R$229 million, an increase of R$46 million, or 25.1% as compared with net operating revenues of R$183 million reported in 2011 in this segment.

Cost of Products Sold

In 2012, consolidated cost of products sold amounted to R$12,072 million, representing a 23.2% increase as compared to R$9,801 million recorded in 2011.

Steel

Consolidated steel costs of products sold were R$8,868 million in 2012, representing a 26.0% increase as compared to the R$7,038 million recorded in 2011, mainly due to the increase in sales volume of flat steel and its production costs and the consolidation of SWT’s results as of February 2012.

Other than the periodic sale of excess inventories and the purchase by our subsidiaries of semi-finished products from third parties for further processing, our cost of products sold is comparable to our flat steel production cost.

The following table sets forth our flat steel production costs, the production costs per ton of steel and the portion of production costs attributable to the primary components of our costs of production.  With the exception of coal and coke, which we import, and some metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our costs of production are mostly denominated in reais.

	2012			2011
Raw Materials	R$ million	R$ / ton	%	R$ million	R$ / ton	%
Iron Ore	280	56.7	4.3%	283	56.6	4.7%
Coal	1,244	252.0	19.1%	1,249	250.5	20.9%
Coke	672	136.1	10.3%	575	115.3	9.6%
Metals	258	52.2	4.0%	275	55.1	4.6%
Outsourced Slabs and Hot Coils	144	29.2	2.2%	221	44.3	3.7%
Pellets	366	74.1	5.6%	276	55.3	4.6%
Scrap	131	26.5	2.0%	110	22.0	1.8%
Other(1)	242	49.0	3.7%	237	47.5	4.0%
(1) Includes limestone and dolomite
Energy / Fuel	567	114.8	8.7%	565	113.3	9.5%
Labor	634	128.5	9.7%	607	121.6	10.2%
Services and Maintenance	911	184.5	14.0%	716	143.5	12.0%
Tools and Supplies	274	55.6	4.2%	268	53.8	4.5%
Depreciation	688	139.3	10.5%	562	112.7	9.4%
Other	116	23.5	1.8%	27	5.5	0.5%
Total Steel Cost Production	6,527	1,321.8	100.0%	5,970	1,197.1	100.0%

In 2012, our steel production costs were R$6,527 million, a 9.3%, or R$557 million, increase from the R$5,970 million reported in 2011.

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

Our coke costs increased R$97 million or 16.9%, from R$575 million in 2011 to R$672 million in 2012, corresponding to 10.3% of our steel production cost, due to the increase in consumption and the depreciation of the Brazilian real.

The costs of pellets increased R$90 million or 32.6%, from R$276 million in 2011 to R$366 million in 2012, principally due to the increase in consumption.

Our costs of services and maintenance increased 27.2% or R$195 million, from R$716 million in 2011 to R$ 911 million in 2012, mainly due to preventive maintenance.

Depreciation costs increased R$126 million or 22.4%, from R$562 million in 2011 to R$688 million in 2012, mainly due to asset additions.

Mining

Our mining costs of products sold totaled R$2,450 million in 2012, an increase of R$265 million, or 12.1%, as compared to the R$2,185 million reported in 2011, mainly as a result of the increase in production costs.

Logistics

In 2012, cost of services attributable to our logistics segment totaled R$812 million, representing a 7.9% increase as compared to the R$752 million reported in 2011, mainly due to the increase in the cost of railway logistics, which totaled R$730 million in 2012, a 9.4% increase (equivalent to R$63 million) from the R$667 million reported in 2011. The railway logistics represented 89.9% of the total logistics costs in 2012 and 88.7% of the total logistics costs in 2011. In addition, cost of services from port logistics totaled R$82 million, a 3.5% decrease from the R$85 million reported in 2011.

Cement

Cost of products sold attributable to our cement segment reached R$286 million in 2012, R$18 million, or 6.7% up from the R$268 million reported in 2011, mainly due to the increase in sales volume.

Energy

In 2012, cost of products sold attributable to our energy segment was R$153 million, an increase of R$48 million as compared with the R$105 million reported in 2011.

Gross Profit

Gross profit totaled R$4,824 million in 2012, a decrease of 28.2% or R$1,895 million as compared to R$6,719 million in 2011, due to the increase of R$2,271 million in cost of products sold, partially offset by the increase of R$376 million in net revenues.

Steel

Gross profit in the steel segment totaled R$1,934 million in 2012, a decrease of R$506 million, or 20.7%, from R$2,440 million in 2011, due to the increase of R$1,830 million in the cost of steel products sold, partially offset by the increase of R$1,324 million in steel net revenues, as discussed above.

Mining

Our gross profit in the mining segment decreased R$1,636 million, or 44.5% from R$3,671 million in 2011 to R$2,035 million in 2012, due to the decrease of R$1,371 million in mining net operating revenues and the increase of R$265 million in cost of products sold.

Logistics

Gross profit in the logistics segment decreased 1.7% from R$413 million in 2011 to R$406 million in 2012, due to the increase of R$60 million in cost of products sold, partially offset by the increase of R$52 million in net revenues.

Cement

Gross profit in the cement segment increased R$37 million or 56.9% from R$65 million in 2011 to R$102 million in 2012, due to the increase of R$55 million in net revenues, partially offset by the R$18 million increase in the cost of products sold.

Energy

The energy segment reported in 2012 a gross profit of R$76 million, a decrease of R$2.0 million, or 3.0% as compared with the R$78 million reported in 2011.

Selling, General and Administrative Expenses

In 2012, we recorded selling, general and administrative expenses of R$1,508 million, a 27.8% increase from 2011. Selling expenses increased 54.3%, from R$604 million in 2011 to R$932 million in 2012, mainly due to the increase in the portion of our iron ore sold with freight included (CIF) and because of the inclusion of SWT’s operations in our consolidated results as of February 2012. General and administrative expenses remained largely unchanged, at R$577 million in 2012.

Other operating income (expenses)

In 2012, we recorded a net expense of R$2,673 million in the “Other Revenue and Expenses” line-item, as compared to a net income of R$218 million in 2011. The R$2,891 million variation was mostly due to:

•      The impairment of the investment in Usiminas’ shares and consequently the reclassification of the accumulated losses recorded in shareholders’ equity in the amount of R$2,023 million to other operating expenses (income statement); and

•      A positive impact of R$698 million in 2011 from the sale of CSN’s entire interest in Riversdale Mining Limited in April 2011.

Operating Income

Operating income totaled R$642 million, a decrease of 88.8%, or R$5,115 million, from R$5,757 million in 2011. This decrease was mainly due to:

•      A reduction of R$1,895 million in gross profit;

•      The R$2,023 million reclassification of our investments in Usiminas, as discussed above;

•      The positive impact of R$698 million in the first nine months of 2011 from the sale of CSN’s entire interest in Riversdale Mining Limited;

•      An increase of R$328 million in selling expenses, aforementioned.

Financial expenses (income), net

In 2012, our net financial expenses decreased by 0.7% or R$14 million, from R$2,006 million in 2011 to RS$1,992 million in 2012, mainly due to the following items:

•         Interest income decreased by 41.9%, or R$301 million, from R$717 million in 2011 to R$416 million in 2012 due to a reduction of R$301 million in returns on financial investments;

•         Interest expense decreased by 10.0%, or R$289 million, from R$2,884 million in 2011 to R$2,595 million in 2012 mainly due to the decrease of R$48 million in interest on loans and financing, the decrease of R$105 million in the monetary restatement of tax payment installments and expenses of R$77 million in 2011 relating to the Federal Tax Repayment Program, or REFIS.

Income Taxes

      We recorded a gain for income tax and social contribution of R$870 million in 2012, as compared to an expense of R$84 million in 2011.  Expressed as a percentage of pre-tax income, income tax moved from 2.2% in 2011 to -64.4% in 2012. Income tax expense in Brazil refers to federal income tax and social contribution tax.  The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances for these periods totaled a gain of R$459 million in 2012 and an expense of R$1,275 million in 2011 (34% of income before taxes and equity in affiliated companies).  Adjustments are made to these rates in order to reach the actual tax expense for the years.

For the year ended December 31, 2012, adjustments totaled R$411 million and were comprised of:

•         a R$386 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which increased tax gains;

•         a R$39 million adjustment related to non taxable income from the REFIS which increased tax gains;

•         R$43 million related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

•         a R$26 million effect related to other permanent additions, which increased tax gains.

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

•         a R$16 million adjustment related to non taxable income from the REFIS which increased tax expenses; and

•         An adjustment of R$190 million related to the sale of non-deductible securities, which increased tax expenses.

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss)

In 2012, we had a net loss of R$481 million, as compared to a net income of R$3,667 million in 2011, basically due to the impairment of the investment in Usiminas’ shares, which had an impact of R$1,335 million on the income statement.

Year 2011 Compared to Year 2010

Our consolidated results for the years ended December 31, 2011 and 2010 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2011
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,478	5,856	143	1,023	333	183	(496)	16,520
Domestic Market	8,190	834	143	1,023	333	183	(565)	10,142
Export Market	1,287	5,022					69	6,378
Cost of goods sold	(7,038)	(2,185)	(85)	(667)	(268)	(105)	549	(9,801)
Gross profit	2,440	3,671	57	356	65	78	53	6,719
Adjusted EBITDA*	2,575	3,768	45	371	20	75	(386)	6,468
R$ million			Logistics					Year Ended December 31, 2010
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,926	3,615	119	838	202	114	(364)	14,451
Domestic Market	8,763	574	119	838	202	114	(364)	10,247
Export Market	1,163	3,041						4,204
Cost of goods sold	(6,226)	(1,252)	(70)	(522)	(164)	(42)	393	(7,883)
Gross profit	3,700	2,363	49	317	38	72	29	6,568
Adjusted EBITDA*	3,776	2,439	38	349	9	69	(325)	6,355

For more information on Adjusted EBITDA see “Results of Operations – Adjusted EBITDA”.

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

Steel

Steel net operating revenues decreased R$448 million, or 4.5%, from R$9,926 million in 2010 to R$9,478 million in 2011, mainly due to a decrease in average steel prices, partially offset by the 2.1% increase in sales volume from 4,796 thousand tons in 2010 to 4,896 thousand tons in 2011.

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

Mining

Mining net operating revenues increased R$2,241 million, or 62.0%, from R$3,615 million in 2010 to R$5,856 million in 2011, primarily due to higher international prices and the increase in sales volume.

Mining net domestic revenues increased R$260 million, or 45.3%, from R$574 million in 2010 to R$834 million in 2011, mainly due to the increase in average iron ore prices, partially offset by the decrease of 4.1% in sales volume from 1,520 thousand tons in 2010 to 1,457 thousand tons in 2011, a function of our strategy of increasing iron ore exports.

Mining net export revenues increased R$1,981 million, or 65.1%, from R$3,041 million in 2010 to R$5,022 million in 2011, primarily due to the increase in international iron ore prices driven by the strong demand, mainly from China, and the increase of 31.4% in sales volume, from 17,035 thousand tons in 2010 to 22,392 thousand tons in 2011.

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

Gross Profit

Gross profit totaled R$6,719 million in 2011, an increase of 2.3% or R$151 million as compared to R$6,568 million in 2010, due to the increase of R$2,069 million in net operating revenues, partially offset by the increase of R$1,918 million in cost of products sold.

Steel

Gross profit in the steel segment totaled R$2,440 million in 2011, a decrease of R$1,260 million, or 34.1%, from R$3,700 million in 2010, due to the increase of R$812 million in the cost of steel products sold, in light of the increase in raw material costs, and the decrease of R$448 million in steel net revenues due to the decrease in average steel prices.

Mining

Our gross profit in the mining segment increased R$1,308 million, or 55.3% from R$2,363 million in 2010 to R$3,671 million in 2011, mainly due to the increase of R$2,241 million in mining net operating revenues, caused by higher international prices and increase in sales volume, partially offset by the increase of R$933 million in cost of products sold.

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

•         a R$16 million adjustment related to non taxable income from REFIS which increased tax expenses; and

•         An adjustment of R$190 million related to sale of non-deductible securities, which increased tax expenses.

For the year ended December 31, 2010, adjustments totaled R$478 million and were comprised of:

•         a R$121 million benefit from interest on shareholders’ equity;

•         a R$217 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which decreased tax expenses;

•         tax incentives that represented a net tax adjustment of R$34 million, which decreased tax expenses; and

•         a R$106 million benefit related to non taxable income from REFIS adjustments.

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

Adjusted EBITDA

The Company uses adjusted EBITDA to measure the performance of its various segments and the capacity to generate recurring operating cash. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, adjusted EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies. As required by IFRS 8, the table below shows the reconciliation of the adjusted EBITDA with the net income (loss) for the year.

R$ Million	2012	2011	2010
Profit/(Loss) for the year	(481)	3,667	2,516
Depreciation	1,216	929	806
Income tax and social contribution	(870)	84	571
Finance income	1,992	2,006	1,911
EBITDA	1,858	6,686	5,804
Other operating income (expenses)	2,673	(218)	551
Share of profit (losses) of investees	1	-	-
Adjusted EBITDA	4,532	6,468	6,355

Adjusted EBITDA totaled R$4,532 million in 2012, a decrease of 29.9% or R$1,936 million as compared to R$6,468 million in 2011, due to the decrease in sales and average prices of iron ore and higher costs of goods sold.

Adjusted EBITDA totaled R$6,468 million in 2011, an increase of 1.8% or R$113 million as compared to R$6,355 million in 2010, due to the increase in sales and average prices of iron ore, partially offset by higher costs of goods sold and lower steel prices.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures, repayment of debt and dividend payments.  We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments.  We expect to meet our cash needs for 2013 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Year 2012 Compared to Year 2011

Cash Flows

Cash and cash equivalents decreased by R$973 million in 2012, compared to an increase of R$5,178 million in 2011.

Operating Activities

        Cash provided by operations was R$3,488 million and R$4,202 million, in 2012 and 2011, respectively. This R$714 million decrease was mainly due to a decrease of R$1,215 million in net income adjusted for items that do not impact cash and a decrease of R$501 million in our working capital.

Investing Activities

We used cash in our investing activities in the total amount of R$3,540 million in 2012 and R$5,275 million in 2011. The decrease of R$1,735 million was mainly a result of a decrease of R$1,257 million in investments in fixed assets in our main projects.

Financing Activities

Cash used in financing activities was R$749 million in 2012 compared to cash provided by financing activities of R$4,741 million in 2011. This R$5,490 million difference was mainly due to:

•         a decrease of R$4,102 million in proceeds from borrowings and financings;

•         an increase of R$1,055 million in amortizations of borrowings and financings; and

•         R$803 million in amortization of financings of SWT.

These effects were partially offset by a decrease of R$657 million in dividends and interest on equity payments.

Year 2011 Compared to Year 2010

Cash Flows

Cash and cash equivalents flow increased by R$5,178 million in 2011 and R$2,268 million in 2010.

Operating Activities

        Cash provided by operations was R$4,202 million and R$2,517 million, in 2011 and 2010, respectively. This R$1,685 million increase was mainly due to an increase of R$1,171 million in net income adjusted for items that do not impact cash and a decrease of R$514 million in working capital.

Investing Activities

We used cash in our investing activities in the total amount of R$5,275 million in 2011 and R$4,636 million in 2010. The increase of R$639 million was mainly due to an increase of fixed assets to supply the projects, mainly related to: (i) the Casa de Pedra expansion; (ii) the expansion of the Itaguaí Port; (iii) the construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro); and (iv) the extension of the Transnordestina railroad.

Financing Activities

Cash provided by financing activities totaled R$4,741 million in 2011, compared R$4,616 million in 2010. This R$125 million increase was mainly due to a decrease of R$1,238 million in amortizations of borrowings and financings, almost offset by a decrease of R$931 million in issuances and an increase of R$296 million in payments of dividends and interest on equity.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased to 31 days on December 31, 2012 from 29 days on December 31, 2011.

Days Sales in Inventory

Our days sales in inventory (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold decreased to 76 days in 2012 from 103 days in 2011.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold, increased to 55 days on December 31, 2012 from 46 days on December 31, 2011.

Liquidity Management

Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities.  As of December 31, 2012, cash and cash equivalent totaled R$14,445 million.

We were also taking advantage of the current liquidity conditions to extend the maturity profile of our debt.  These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure.  Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity.  As of December 31, 2012, short-term and long-term indebtedness accounted for 7.6% and 92.4%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 7 years, considering a 40 year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2012, our capital expenditures were R$3,144 million, of which R$984 million was used in the expansion of the Transnordestina railroad, R$454 million in the construction of our long steel plant in Volta Redonda, R$381 million in the Casa de Pedra mine expansion and Itaguaí Port expansion, R$73 million in our clinker plant and R$219 million in maintenance and repairs.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Company Debt and Derivative Instruments

At December 31, 2012 and 2011, total debt (composed of current and non-current portions of borrowings and financings) summed R$30,284 million and R$28,067 million, respectively, equal to 330% and 333% of the stockholders’ equity at December 31, 2012 and 2011, respectively.  At December 31, 2012, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$2,326 million and our long-term debt (composed of non-current borrowings and financings) totaled R$27,958 million.  The foregoing amounts do not include debt of others for which we are contingently liable.  See “Item 5E.  Off-Balance Sheet Arrangements.”

At December 31, 2012, approximately 64% of our debt was denominated in reais  and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures and swaps.   For a description of our derivative instruments, see Note 13.IV to our consolidated financial statements contained in “Item 18.  Financial Statements.” Also see “Item 5A.  Operating Results—Results of Operations—Year 2012 Compared to Year 2011”.

The components of R$2,326 million of our consolidated current portion of short-term debt outstanding at December 31, 2012 were:

Components	Average interest rate	Total (in million of R$)
Fixed rate notes	6.5% - 10.0%	1,265
BNDES/Finame	TJLP + 1.5% - 5% and TJR + 1.7% - 2.7%	448
Prepayment financing	1% - 7.5% and 104.8% - 111% CDI	335
Debentures	1% + TJLP and 103.6% - 110.8% CDI	145
CCB	112.5% CDI	62
Others	1.4% - 8.0% and CDI + 1.2%	71
Total		2,326

The components of R$27,958 million of our consolidated long-term debt outstanding at December 31, 2012 were (amounts are reflected in long-term debt):

Components	Average interest rate	Total (in million of R$)
Debentures	1% + TJLP and 103.6% - 110.8% CDI	4,614
Fixed rate notes	6.5% - 10%	4,802
BNDES/Finame	TJLP + 1.5% - 5% and TJR + 1.7% - 2.7%	1,968
Perpetual bonds	7%	2,043
Prepayment financing	1% - 7.5% and 104.8% - 111% CDI	6,839
CCB	112.5% CDI	7,200
Others	1.4% - 8.0% and CDI + 1.2%	492
Total		27,958

The amount of interest paid in 2012 was R$2,348 million.

The local debenture is a real-denominated debt instrument, which includes:

(i)      Debentures issued in February 2006, of R$600 million six-year bearing interest at a rate of 103.6% of the CDI rate per annum. On February 1, 2012, the Company liquidated these debentures in the amount of R$635,285 thousand (R$600,000 thousand principal amount and R$35,285 thousand in interest).

(ii)     Debentures issued by our controlled company Transnordestina Logística S.A., which obtained approval by FDNE (Fundo de Desenvolvimento do Nordeste) on March 2010 for its First Private Emission of Debentures, convertible into shares, composed of eight series in total, with the overall amount of R$2,672,400. Until December 31, 2011, Transnordestina Logística S.A. had already issued 5 series in the total amount of R$1,615 million.

(iii)   Debentures issued in July 2011, of R$1,150 million bearing interest at a rate of 105.8% of the CDI rate per annum and maturity in 2019.

(iv)     Debentures issued in September 2012, of R$1,565 million comprised of two series, one maturing in March 2015 and bearing interest at a rate of 105.8% of the CDI rate per annum, and one maturing in September 2015 and bearing interest at a rate of 106.0% of the CDI rate per annum.

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

We contracted credit facilities from Caixa Econômica Federal (CEF), under its special credit for large companies, in the form of a bank credit bill, or CCB: (i) on August 18, 2009, in the amount of R$2.0 billion and to be amortized in 36 months; (ii) on February 9, 2010, in the amount of R$1.0 billion and to be amortized in 36 months. In 2011, we contracted two more CCBs: (i) in February 2011, in the amount of R$2.0 billion and to be amortized in 94 months; and (ii) in August 2011, in the amount of R$2.2 billion and to be amortized in 108 months.

In January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of US$200 million, through the reopening of the US$1 billion bonds, at an interest rate of 6.5% p.a., due in July 2020. The offering price was 106.00% and yield was 5.6% p.a.

In January 2012, we secured financing contracted through our subsidiary CSN Steel S.L., in the amount of €120 million, to partially fund the acquisition of all shares held by the Alfonso Gallardo Group, S.L.U. (“Grupo Gallardo”) in the following companies: SWT and Gallardo Sections S.L.U.

In March 2012, we issued promissory notes in the total amount of R$800 million.

In September 2012, the Company liquidated these promissory notes, paying the principal amount of R$800 million and R$33,277 in interest.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2012:

Maturity in	Principal Amount
(In millions of R$)
2014	2,917
2015	3,886
2016	3,282
2017	3,530
2018	3,727
2019 and thereafter	8,573
Perpetual bonds	2,043
Total	27,958

5C. Research & Development and Innovation

        We have been investing in Research & Development to develop new products and processes required by a demanding market. Among our projects, we can highlight:

•        The development of pre-painted steel, coated with Organo-Metallic film for application in fuel tanks in automobiles, reducing fuel consumption;

•        Advanced High Strength Steels, Ultra Low Carbon Steels (extra deep drawing quality), Bake-Hardening Steels, High Resistance Interstitial Free Steels, High Strength and Low Alloy and Rephosphorized High Strength Steels, allowing the production of lighter vehicles;

•        CSN Extra Fino ® cold rolled steel for new applications in white goods and steel furniture, developed in response to a worldwide trend.

5D. Trend Information

Overview

The global economic activity is recovering at a moderate pace, still reflecting the high level of uncertainty surrounding the international scenario. For 2013, the International Monetary Fund (IMF) estimates global growth of 3.5%.

For the European Union, the European Central Bank is forecasting stagnation in 2013 and growth of 1.1% in 2014. The Bank of England expects GDP growth of 1% in 2013 and annualized inflation of 3%, forecasted to remain above the 2% target for two years.

With regard to the United States, the Fed estimates GDP growth of between 2.3% and 2.8% in 2013. However, the US$85 billion cut in the U.S. budget may affect several economic sectors, resulting in a reduction of up to 1% in the GDP estimates.

The Chinese Central Bank maintained its 2013 GDP growth estimate at 7.5%. During the Central Economic Work Conference held in December, the Chinese authorities singled out urban growth as a key factor in fueling domestic demand, deemed necessary in order to reduce the country’s dependence on exports, given the uncertainties in the global economy. At the same time, the Chinese government is expected to continue with its proactive fiscal policies and prudent monetary measures.

With regards to Brazil, GDP growth is expected to reach 3.00% in 2013, while the IPCA is expected to total 5.71%, according to the Central Bank’s FOCUS report. COPOM indicates that it will monitor the macroeconomic scenario in order to define its next steps, with the possibility of increasing the Selic interest rate if inflation continues to rise.

Steel

According to the WSA, world steel demand is expected to increase by 3.2% in 2013, totaling 1.46 billion tons, with China accounting for 659 million tons.

IABr expects domestic sales growth of 7.7% in 2013, fueled by government measures such as the reduction in electricity tariffs, the increase in import taxes for certain steel products and the end of fiscal conflicts between the Brazilian states. It also expects apparent consumption of flat and long steel of 26.4 million tons in 2013, a 4.3% increase over 2012.

Continuing with the goal of diversifying and investing in the expected growth of the construction industry in the domestic market, we are constructing a long steel plant with a capacity of 500 kta, including rebar and wire rods in our portfolio.

Mining

CRU forecasts the seaborne iron ore trade will reach 1.43 billion tons by 2017, a 33% growth as compared with the level reached in 2012.

Pressured by slower than expected GDP performance during 2012, the Chinese government announced last September a US$157 billion stimulus package focused on infrastructure investments. This change in expectations has resulted in better fundamentals for steel, and since then has been sustaining the appetite for seaborne iron ore. Chinese iron ore imports are expected to increase by 9% in 2013, reaching the record volume of 782 million tons.

According to CRU, exports in Brazil show a tendency to increase until at least 2017. By this time, exports should total approximately 452 million tons, an increase of 41% over current levels. For 2013, the forecast is for Brazil to export 332 million tons.

Considering this scenario, we expect to reach an annual sales level of 89 million tons per year of iron ore products from Casa de Pedra, Namisa and third party purchases. To ensure the production outflow, we expect the Itaguaí Port to reach an 84 mtpy shipment capacity.

Cement

Prospects for the sector remain positive. In 2013, the construction industry is expected to benefit from lower taxes and higher investments in infrastructure. ABRAMAT estimates construction material domestic sales growth 4.5% greater in 2013 than 2012, fueled by a greater number of property launches and the construction of homes within the government’s Minha Casa, Minha Vida housing program. In addition, the highway, railway, port and airport concession programs and the construction related to the World Cup are expected to gain momentum.

We are analyzing the expansion of our grinding capacity to 5.4 million tons, to capture the strong growth expected for the construction sector, fueled by increased income and employment, incentives for homebuyers and the expansion of Brazil's infrastructure. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments and also for “take-or-pay” contractual obligations. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2012

	Aggregate Amount	Maturity
	(In million of R$)
Guarantees of Debt:
Transnordestina	1,633	2012-2028

Contingent Liability for Concession Payments(1) :
Sepetiba Tecon	310	2026
Transnordestina	101	2027
Solid Bulks Terminal - TECAR	1,251	2022
MRS Logística S.A	1,144	2026
Total	2,806
”Take-or-Pay” Contractual Obligations
MRS Logística S.A.	660	2016
White Martins Gases Industriais Ltda.	440	2016
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio(2)	0
Ferrovia Centro Atlântica – FCA	270	2020
Vale S/A	221	2014
Companhia Paranaense de Gás - COMPAGÁS	181	2024
Companhia Paranaense de Energia - COPEL	62	2021
ALL(2)	0
K&K Tecnologia	73	2023
Harsco Metals Ltda	45	2014
Siemens	20	2013
Total	1,971

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	6,411

(1)       Other consortia members are also jointly and severally liable for these payments.

(2)       These contracts are under renegotiations.

Guarantees

We guarantee the loans BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by May 2028, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2012 was R$1,633 million.

Concessions

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port, located in the State of Rio de Janeiro.  As of December 31, 2012, R$310 million of the cost of the concession was outstanding and payable over the remaining 14 years of the concession.  For more information see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Transnordestina

As of December 31, 2012, we held 76.13% of the capital stock of Transnordestina Logística S.A., which has a 30-year concession granted in 1997 to operate Brazil’s Northeastern railway system.  The Northeastern railway system currently covers 4,534 km of track and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  It also connects with the region’s leading ports, thereby offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. As of December 31, 2012, R$101 million was outstanding over the remaining 15 years of the concession.

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

MRS Logística S.A

As of December 31, 2012, we held a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years,  We have contracts with MRS Logística S.A. for the transportation of iron ore from the mines of Casa de Pedra in Minas Gerais to Volta Redonda and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda, and transportation of our exports  to the Ports of Itaguaí (RJ) and Rio de Janeiro (RJ). As of December 31, 2012, R$1,144 million was outstanding over the remaining 14 years of the concession.

Contractual Obligations

Namisa

Port Operating Services Agreement

On October 21, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 million tons to 39.0 million tonnes. On December 30, 2008, CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

High Silica ROM

On October 21, 2008, CSN entered into an agreement for the supply of high silica crude iron ore ROM to Namisa for a period of 30 years in volumes that range from 42.0 million tons to 54.0 million tons per year. On December 30, 2008, CSN received approximately R$1.6 billion as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

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

“Take-or-Pay” Contractual Obligations

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

The volume set for iron ore and pellets is 8,280,000 tons per year and for coal, coke and other reduction products is 3,600,000 tons per year. Variation of up to 10% is accepted, with a guarantee of payment of at least 90%, but the obligation is for each item individually. MRS, on the other hand, is required to transport at least 80% of the volume established by the agreement. The agreement expired on December 31, 2012 and CSN and MRS are negotiating the terms of a new contract.

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

Transportation of Steel Products

The volume set is 2,750,000 tons per year, with an acceptable variation of up to 20%.  The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals, and expires on May 31, 2016.

Cement Transportation - CSN CIMENTOS

We and MRS are negotiating the terms of a new contract.

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

We and CEG Rio are negotiating new values for this contract.

Ferrovia Centro Atlântica - FCA

Transportation of Reduction Products

This agreement covers transportation of reduction products from the city of Arcos to the city of Volta Redonda.

The volume set for reduction products from January to April of 2012 was 633,333 tons, with an acceptable variation of up to 5%. The volume set from May to December of 2012 was 1,382,222 tons, with an acceptable variation of up to 10%.

As of 2013, volume set for reduction products is 2,073,333 tons per year, with an acceptable variation of up to 10%.  This agreement will expire on August 31, 2013.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda.

The volume set for clinker transportation from January to April of 2012 was 250,000 tons, with an acceptable variation of up to 29%. The volume set from May to December of 2012 was 440,000 tons, with an acceptable variation of up to 10%.

As of 2013, the volume set for clinker is 660,000 tons per year, with an acceptable variation of up to 10%. This agreement will expire on April 19, 2020.

In 2013, the calculation of “take-or-pay” will consider the total volume performed in both contracts - clinker and reduction products – regardless of the percentage transported of each one.

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

América Latina Logística - ALL

This agreement covers transportation of steel products from Volta Redonda to CSN Paraná. Volume set for steel products is 20,000 tons per month, with an acceptable variation of up to 10%. This agreement was initially valid until August 31, 2012, and CSN and ALL are negotiating the terms of a new contract.

K&K Tecnologia

CSN undertakes to acquire at least 3,000 metric tons of blast furnace mud for processing at CSN's mud concentration plant. This agreement is valid until March 31, 2023.

Harsco Metals Ltda

The Harsco Metals Ltda. undertakes to perform the Scrap recovery Services resulting from the process of production of pig iron and steel from Presidente Vargas Steelworks, receiving by this process the equivalent in value the result of multiplying the unit price (U.S.$/t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 400,000 tons. This agreement is valid until June 30, 2014.

Siemens

Siemens Vaiz Metal Services provides Continuous Casting Machines Maintenance Services in steel production at Presidente Vargas Steelworks, with a guarantee of a minimum production of 365,000 tons per month. This agreement is valid until June 30, 2014.

5F.  Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2012:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
Long-term accrued finance
charges(1)	15,196	1,885	3,328	2,360	7,623
Taxes payable in installments	1,119	97	197	188	637
Long-term debt	27,856	2,887	7,131	7,231	10,607
“Take-or-Pay” contracts	1,971	609	817	314	231
Derivatives swap agreements(2)	4	4	0	0	0
Concession agreements(3)	2,806	235	486	486	1,598

Purchase obligations:
Raw materials(4)	1,522	998	484	11	29
Maintenance(5)	296	222	74	0	0
Utilities/Fuel(6)	1,668	793	409	349	117
Total	3,486	2,013	967	360	147

(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	Derivative swap agreements were calculated based on market prices, on December 31, 2012, for futures with similar maturity to our derivative swap agreements.
(3)	Refers to TECON, TECAR, MRS and Transnordestina’s concessions agreements
(4)	Refers mainly to purchases of coal, tin, aluminum, zinc and iron ore (pellets), which comprise part of the raw materials for steel manufacturing.
(5)

We have outstanding contracts with several contractors in order to maintain our plants in good operating conditions; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.

(6)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.

5G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our Board of Directors (Conselho de Administração), which consists of up to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of whom is the Chief Executive Officer).  In accordance with our bylaws (Estatuto Social), each Director is elected for a term of one year by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

Our Board of Directors is responsible for setting general guidelines and policies for our business and our Board of Executive Officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations.  As of the date of this annual report, our Board of Directors was comprised of one Chairman, one Vice Chairman and five members, and our Board of Executive Officers was comprised of our Chief Executive Officer and six Executive Officers.

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 30, 2013
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 30, 2013
Fernando Perrone	Member	September 26, 2002	April 30, 2013
Antonio Francisco dos Santos	Member	December 23, 1997	April 30, 2013
Yoshiaki Nakano	Member	April 29, 2004	April 30, 2013
Antonio Bernardo Vieira Maia	Member	April 30, 2013	April 30, 2013
Aloysio Meirelles de Miranda Filho	Member	April 30, 2013	April 30, 2013

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 2, 2011
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 2, 2011
José Taragano	Executive Officer	December 15, 2009	August 2, 2011
David Moise Salama	Executive Officer	August 2, 2011	August 2, 2011
Luis Fernando Barbosa Martinez	Executive Officer	August 2, 2011	August 2, 2011
Juarez Saliba de Avelar	Executive Officer	October 26, 2011	October 26, 2011
Tufi Daher Filho	Executive Officer	October 4, 2012	October 4, 2012

The next election for our Board of Directors is expected to take place in April, 2014. The next election for our Board of Executive Officers is expected to take place in the next meeting of our Board of Directors.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002. He is also a member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute, and advisor of the Institute for Industrial Development Studies - IEDI. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Vice Chairman of the Board of Directors of Textília S.A., Director of Vicunha Aços S.A., Vicunha Steel S.A., Vicunha S.A., Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Officer of Rio Purus Participações S.A., and Officer of Rio Iaco (all these companies belong to the controlling group of CSN), Director of Prada Metallurgical Company and Nacional Minérios S.A. (both controlled by CSN), member of the Deliberative Council of the CSN Foundation, and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., and Haras Phillipson Ltda. Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from  Fundação Getúlio Vargas - FGV/SP.

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

Antonio Francisco dos Santos. Mr. Santos has been a member of our Board of Directors since December 23, 1997, and a member of our Audit Committee since April 27, 2012. He is currently Chairman and Chief Executive Officer of CSN’s Employee Investment Club (Clube de Investimento CSN). Over the past five years he served as Planning and Support Officer of CSN, and Coordinator and Chief of Industrial Engineering, Chief of Production Planning and member of the Board of Directors of the Caixa Beneficente dos Empregados of CSN, or CBS, our pension plan. Mr. Santos graduated in Business and holds a graduate degree in Organization and Finance, both from the Coordination of Graduate Studies and Research - CECOP, and an MBA in Industrial Strategy and Business Management from Universidade Federal Fluminense – UFF/RJ.

Yoshiaki Nakano.  Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005.  Over the past five years, Mr. Nakano has been a professor at the School of Economics of Fundação Getulio Vargas – FGV/SP, a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, a member of the Conselho Superior de Economia (COSEC) of FIESP/Instituto Roberto Simonsen, and a member of the Consulting Board of the Grupo Pão de Açúcar.  Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our Board of Directors on April 30, 2013. He is also CEO of BRG Capital Ltda. since July, 2005. From April, 1995 to May, 2005 he was Officer of Credit Suisse / Banco Garantia de Investimentos S.A.. He began his career in Citibank Brazil as an intern in 1982 and moved to New York in 1986, where he acted as Institutional Investment Analyst of Citigroup in Latin America until he became an Officer of Citigroup. He was associate of Banco Bozano Simonsen de Investimentos from August, 1979 to December, 1981 and member of the Board of Directors of Banque Bénédict Hentsch & Cie SA , Geneva, Switzerland from April to December, 2005. He graduated in 1981 in Business and Public Administration from the Fundação Getulio Vargas.

Aloysio Meirelles de Miranda Filho. Mr. Miranda Filho was elected member of our Board of Directors on April 30, 2013. He is also a member of the Ulhôa Canto Advogados Associados office since 1982, becoming Advisor Partner in 1989. Mr. Miranda Filho participates in the Deliberative Council of the Instituto Fernando Henrique Cardoso, member of the board of the Instituto de Gestão Educacional of the Fundação Lemann and of the Consultive Council of the Instituto Empreender Endeavor. Mr. Miranda Filho graduated in the Universidade do Estado do Rio de Janeiro – UERJ in 1984.

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

Enéas Garcia Diniz.  Mr. Diniz holds the position of Executive Officer in charge of the production area since June 21, 2005. He has been serving CSN since 1985, previously acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Officer and General Officer of the Presidente Vargas Steelworks. Mr. Diniz is also currently President of the Board of Directors of Transnordestina Logística S.A., a member of the Board of Directors and Officer of Companhia Metalúrgica Prada and Cia. Metalic Nordeste, a member of the Board of Directors of Nacional Minérios S.A., Sepetiba Tecon S.A. and Lusosider Aços Planos S.A., Officer of CSN Cimentos S.A. and CSN Energia S.A. and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional – CBS. Mr. Diniz graduated in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management from Universidade Federal Fluminense - UFF/RJ and has an MBA from the Fundaçăo Dom Cabral Business School of Belo Horizonte.

José Taragano. Mr. Taragano was elected Executive Officer on December 15, 2009, being in charge of the projects area. He is currently a member of the Board of Directors and Executive Officer of Cia Metalic Nordeste, a member of the Board of Directors of Companhia Metalúrgica Prada and of Nacional Minérios S.A., and Executive Officer of Estanho de Rondônia S.A. – ERSA. He previously served as COO - Executive VP of Operations of Brenco – Companhia Brasileira de Energia Renovável, Executive and Business Officer of Klabin S.A., Environment, Health & Safety Worldwide Officer of Alcoa Inc. in New York,  Officer of Primary Products/Aluminum, Alumina & Chemical Products, Officer of Quality and Human Resources and Superintendent of Production of Alcoa Latin America in São Paulo, Chairman of CEMPRE – Compromisso Empresarial para a Reciclagem, member of the Healthy People 2010 Business Advisory Committee in Washington and acted as Independent Director at the Board of ECOSORB. Mr. Taragano graduated in Metallurgical Engineering from Pontifícia Universidade Católica of Rio de Janeiro - PUC-RJ, has an MBA in Marketing from the Fundação Instituto de Administração of Universidade de São Paulo / FIA-USP and further education at MIT / Sloan Executive Program and Harvard Business School / Finance for Senior Executives.

David Moise Salama.  Mr. Salama was elected Executive Officer on August 2, 2011, being in charge of the investor relations area. He has been serving CSN since 2006, having previously acted as Investor Relations Manager. He is also currently serving as Executive Officer of CSN Cimentos, S.A. Prior to joining CSN, Mr. Salama acted as Financial Controller Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PricewaterhouseCoopers. He is a member of the National Investor Relations Institute and of the Brazilian Institute of Investor Relations. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Program on Negotiation of Harvard Law School at Harvard University, United States.

Luis Fernando Barbosa Martinez.  Mr. Martinez was elected Executive Officer on August 2, 2011, being in charge of the steel products commercial area. He has been serving CSN since 2002, having previously acted as Sales Officer. Mr. Martinez is also President of the Brazilian Association of Steel Packaging – ABEAÇO, Officer of Cia. Metalic Nordeste, CSN Energia, S.A. and CSN Cimentos, S.A., member of the Board of Directors of Associação Brasileira de Metalurgia, Materiaise Mineração – ABM and an alternate member of the Board of Directors of Nacional Minérios, S.A. Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked in such company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction - ABCEM. Mr. Martinez graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia – IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited, Montreal, Canadá.

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

Tufi Daher Filho. Mr. Daher Filho was elected Executive Officer on October 04, 2012. He is currently the Chairman of the Board of Directors of MRS Logística, S.A. and a member of the Board of Directors of Transnordestina Logística, S.A. Mr. Daher Filho previously served as Chief Executive Officer of Transnordestina Logística, S.A. from March, 2007 to October, 2012. From January, 2000 to June, 2006, Mr. Daher Filho worked at Telemar Group as Superintendent responsible for the Amazonas and Roraima branches, Officer of Customer Services responsible for Ceará, Superintendent Officer responsible for Pernambuco, Superintendent Officer responsible for Rio de Janeiro, Officer responsible for the Southeast Region, and Operations Officer responsible for Brazil. He also acted as leader of Operations and Maintenance of Fixed and Mobile Telephony of Telemar Group beginning in July, 2004. In addition, he acted as Business Manager at Rede Ferroviária Federal S.A. (RFFSA) and Ferrovia Centro Atlântica (FCA), and Manager of Operations in Companhia Brasileira de Trens Urbanos – CBTU. He graduated in Civil Engineering from Universidade Católica de Minas Gerais and in Transportation Planning from the Japan International Cooperation Agency, Japan. He has a Corporate MBA degree from Fundação Dom Cabral and graduated in the Advanced Management Program of the European Institute of Business Administration - Insead, France.

There are no family relationships between any of the persons named above.  The address for all of our directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, city of São Paulo, State of São Paulo, Brazil (telephone number 55-11-3049-7100).

Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors in Brazilian law or in our bylaws.  Officers are generally not individually liable for acts performed within the course of their duties.  We either indemnify or maintain directors’ and officers’ liability insurance insuring our Directors, our Executive Officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

For the year ended December 31, 2012, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$30.7 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

We are the principal sponsor of CBS, our employee pension plan. CBS had an excess of plan assets over pension benefit obligations of R$257 million in 2012.  The fair value of the plan assets of CBS, totaled R$2,923 million as of December 31, 2012, and projected benefit obligations were R$2,666 million. See Note 28 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

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

6D. Employees

As of December 31, 2010, 2011 and 2012, we had 19,217, 20,791 and 21,232 employees, respectively.  As of December 31, 2012, approximately 3,540 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, a national union.  We believe we have a good relationship with Força Sindical.  We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 37 members, the Accountants’ Union with 7 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 332 members. At all other companies controlled by CSN, such as Prada, ERSA, Namisa and Transnordestina, we have a total of 1,308 members.

In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Siderurgia and Rio Iaco Participações, our controlling shareholders.

All of our Executive Officers and members of our Board of Directors held an aggregate of 5,558 shares of our outstanding common shares as of December 31, 2012.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2012, our capital stock was composed of 1,457,970,108 common shares.  Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2012, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Siderurgia S.A.(1)	697,719,990	47.86%
Rio Iaco Participações S.A. (1)	58,193,503	3.99%

(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors.  See “Item 4. Information on the Company – A.  History and Development of the Company,” “Item 4B.  Business Overview,” “Item 4D. Property, Plant and Equipment – Acquisitions and Dispositions”, “Item 6A.  Directors and Senior Management”, “Item 7A.  Major Shareholders” and Note 18 to the consolidated financial statements included in “Item 18. Financial Statements.”

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

Labor Contingencies

As of December 31, 2012, the Company and its subsidiaries are defendants in 12,080 labor claims, for which a provision has been recorded in the amount of R$246 million. Most of the claims are related to alleged joint liability between us and our independent contractors, wage equalization, differences of 40% fine on the FGTS deposits regarding pre-retirement periods and due to inflation purge, additional payments for unhealthy and hazardous activities, overtime and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, result of occupational accidents, diseases and contractual disputes related to our industrial activities. As of December 31, 2012, the amount relating to probable losses for these contingencies was R$110 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2012, the amount relating to probable losses for civil contingencies relating to environmental issues was R$7 million.

Tax Contingencies

Among our tax contingencies there are charges for alleged non-payment of income tax and social contribution taxes in Brazil, for which a provision of R$321 million has been recorded in 2012.

Refis

In November 2009, we adhered to the Tax Recovery Program (REFIS) established by the Federal Government in order to settle our tax and social security liabilities through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining pending lawsuits. Joining the REFIS allows us to pay a reduced amount of the fines, interest and legal charges that were previously due. On December 31, 2012, the position of the debt under the REFIS, recorded under taxes payable in installments, was R$1,119 million (R$2,095 million in 2011).

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

In September 2011, we received a request from Secretaria de Direito Econômico (SDE) to provide information related to the acquisition of shares of Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas in order to evaluate a possible concentration act. In October 2011, SDE involved the Conselho Administrativo de Defesa Econômica (CADE) and the Secretaria de Acompanhamento Econômico (SEAE) on the subject. We have been providing the requested information to such antitrust bodies.

In April and July, 2012, CADE issued certain injunctive orders limiting our ability to, among other things, acquire more Usiminas shares or exercise our voting rights on the shares we already own. We are currently discussing with CADE alternatives to preserve our rights and protect our financial investment.

Other Legal Proceedings

The Company and its subsidiaries are defendants in other proceedings at administrative and judicial levels, in the approximate amount of R$14,631 million, of which R$12,849 million relate to tax contingencies, R$615 million to civil contingencies, R$1,137 million to labor and social security contingencies and R$30 million to environmental contingencies. The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded. Contingencies related to each of our subsidiaries are included proportionally to the percentage of these subsidiaries that we consolidate in our financial statements.

Our tax contingencies are as follows:

a)       R$1,814 million refers to tax assessment notices issued against the Company for the alleged non-taxation of profits earned on the balances of its foreign subsidiaries for purposes of Income Tax (IRPJ) and Social Contribution on Net Income (CSLL);

b)       R$154 million refers to tax assessment notices issued against our investee Namisa also for the alleged non-taxation of profits earned on the balances of its foreign subsidiary for purposes of Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The total amount of this assessment notice is R$256 million, but as we only consolidate our 60% interest in Namisa, we include only 60% of this amount in our contingencies;

c)       R$6,079 million refers to a tax assessment notice issued against the Company for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of the shares of its subsidiary Namisa to the Asian consortium;

d)       R$1,048 million refers to a tax assessment notice issued against our investee Namisa in connection with its alleged improper use of the goodwill resulting from the investment made by the Asian consortium in Namisa’s direct controlling entity, which was later merged into Namisa. The total amount of this assessment notice is R$1,747 million, but as we only consolidate our 60% interest in Namisa, we include only 60% of this amount in our contingencies; and

e)      R$3,754 million refers to other taxes (local, state and federal taxes) and social security contingencies, which includes our own contingencies and those related to our subsidiaries, proportionally to the percentage of those subsidiaries that we consolidate in our financial statements.

The Company was also a defendant in an arbitration proceeding at the International Court of Arbitration - ICC that discussed potential damages suffered by the plaintiff due to a breach of contract in the estimated amount of R$84 million.  The parties settled the case over the course of 2012 and it is currently closed.

In July 2012, the Ministério Público Estadual do Rio de Janeiro (Environmental Public Prosecutor of the State of Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial waste disposal site in the city of Volta Redonda and (ii) relocate 750  residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. This case is classified as having a risk of probable loss, but we have not yet recorded any provision since, at this moment, it is not possible to quantify the amounts involved in the case.

In 2012, we received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages. At this point, it is not possible to quantify the amounts involved in this claim. Such lawsuits are classified as having a risk of possible loss and, therefore, we recorded no provision.

On April 8, 2013, the Rio de Janeiro State environmental authority (Instituto Estadual do Ambiente), or INEA, fined us R$35 million in connection with the matters involving Volta Grande IV Residential and requested we perform the same actions already under discussion in the July 2012 public prosecutor lawsuit. We plan to dispute this fine and the other requests made by INEA.

For further information on our legal proceedings and contingencies, see Notes 16 and 17 to our consolidated financial statements.

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

For dividends declared during the past four years, see “Item 3A.  Selected Financial Data.”

At our Annual Shareholders’ Meeting of April 30, 2013, our shareholders approved the payment of R$300 million as dividends and R$560 million as interest on shareholders’ equity relating to 2012.

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

Discretionary (or Statutory) Reserves.  Under Brazilian Corporate Law, any corporation may provide in its by-laws for the creation of additional reserves, provided that the maximum amount that may be allocated to such reserves, the purpose of such reserves and the allocation criteria of such reserves are specified.  There cannot be any allocation to such reserves if it affects payment of the Mandatory Dividend (as defined below).  Our by-laws currently provide that our Board of Directors may propose to our shareholders the deduction of at least 1% from our net profits to be allocated to a Working Capital and Investments Reserve.  Constitution of such reserve will not affect payment of the Mandatory Dividend.  Our by-laws do not provide for any other discretionary reserve.

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

Tax Incentive Reserve.  Our shareholders in a shareholders’ meeting may, following a management’s proposal, allocate to a tax incentive reserve the portion of our “net profits” resulting from donations or governmental grants for investments, which may be excluded from the taxable basis of the Mandatory Dividend.  Our by-laws currently do not provide for such reserve.

Unrealized Profits Reserve.  Under Brazilian Corporate Law, the amount by which the Mandatory Dividend exceeds our realized net profits in a given fiscal year may be allocated to an unrealized profits reserve.  Brazilian Corporate Law defines “realized net profits” for the period as the amount by which our “net profits” exceeds the sum of (i) positive equity net results and (ii) the net profits, gains or returns that will be realized after the end of the subsequent fiscal year.  “Net profits” allocated to the unrealized profits reserve must be added to the next Mandatory Dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods.

Retained Earnings Reserve.  Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits as provided for in a previously approved capital expenditure budget.  No allocation of net profits may be made to the retained earnings reserve in case such allocation affects payment of the Mandatory Dividend.

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

Capital Reserve.  Under Brazilian Corporate Law, the capital reserve consists of premiums from the issuance of shares, goodwill reserves from mergers, sales of founders' shares, and sales of warrants.  Amounts allocated to our capital reserve are not taken into consideration for purposes of determining Mandatory Dividends.  Our capital stock is not currently represented by founders' shares.  In our case, any amounts allocated to the capital reserve may only be used to increase our capital stock, to absorb losses that surpass accumulated profits and profit reserves, or to redeem, reimburse or purchase shares.

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

Our payments of cash distributions on common shares underlying the ADSs will be made in Brazilian currency to our ADR custodian on behalf of our ADR depositary. Our ADR custodian will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to our ADR depositary for distribution to holders of ADSs.

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

The TJLP is determined by the Central Bank on a quarterly basis.  The TJLP is based on the annual profitability average of Brazilian public internal and external debt.  The TJLP rate for the fourth quarter of 2012 was 5.5%

Interest on shareholders’ equity is deductible up to the greater of the following amounts: (i) 50% of the net profits, as determined for accounting purposes, for the current period of interest payment after the deduction of the social contribution on net profits and before the provision for income tax and the deduction of the amount of such interest; and (ii) 50% of the balance of accumulated earnings and profits reserves from prior years.

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

	Common Shares(1)			American Depositary Shares(1)
	US$ per Share(2)		Volume	US$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2007:
Year end	14.90	4.67	5,330	15.28	4.71	6,980
2008:
Year end	25.63	4.12	5,761	25.51	3.94	9,219
2009:
Year end	18.45	6.03	4,930	18.61	6.00	7,214
2010:
Year end	20.81	13.37	3,637	20.76	13.38	5,360
2011
First quarter	17.98	15.24	3,036	18.33	15.41	4,377
Second quarter	16.81	11.60	3,169	17.22	11.81	4,453
Third quarter	12.55	7.89	3,780	12.62	7.94	5,932
Fourth quarter	9.66	7.23	3,683	9.89	7.31	4,573
Year End	17.98	7.23	3,422	18.33	7.31	4,840
2012
First quarter	10.83	8.09	3,958	10.88	8.53	5,486
Second quarter	9.58	5.23	3,914	9.63	5.24	5,078
Third quarter	6.80	4.56	6,435	6.78	4.55	7,331
Fourth quarter	5.84	4.75	4,940	5.90	4.72	6,695
Year End	10.83	4.56	4,817	10.88	4.55	6,148
2013
First quarter	6.25	4.49	5,561	6.23	4.48	5,213

Month Ended:

October 31, 2012	5.82	5.34	4,263	5.78	5.30	6,963
November 30, 2012	5.82	4.75	5,186	5.75	4.72	7,295
December 31, 2012	5.84	4.93	5,509	5.90	4.84	5,784
January 31, 2013	6.25	5.41	5,314	6.23	5.43	5,409
February 28, 2013	5.62	4.93	4,876	5.54	4.90	4,065
March 31, 2013	5.45	4.49	6,437	5.44	4.48	6,097

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

As of April 29, 2013, the closing sale price (i) per common share on the BM&FBOVESPA was of R$7.87 and (ii) per ADS on the NYSE was of US$3.93.  The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2012, approximately 343 million, or approximately 23.5%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 155 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 66 million common shares, representing 4.5% of our outstanding common shares.

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 2012, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.5 trillion (or US$1.2 trillion).  In contrast, as of December 2012, the aggregate market capitalization of the NYSE was US$14.1 trillion.  The average daily trading volume of the BM&FBOVESPA and NYSE for December 2012 was of approximately R$7.5 billion (or US$3.7 billion) and US$51.2 billion, respectively.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder.  See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2012, we accounted for approximately 0.69% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2007	65,790	41,179	63,886
2008	73,516	29,435	37,550
2009	69,349	36,234	68,588
2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012	68,394	52,481	60,952
2013 (through March 31)	63,312	54,873	56,352

The IBOVESPA index closed at 56,352 on March 31, 2013. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.  See “Item 10D.  Exchange Controls.”

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

Pursuant to CVM Rule No. 480, of December 7, 2009, CVM expanded the quantity and improves the quality of information reported by issuers in Brazil.  This Rule represents a significant step forward in providing the market with greater transparency over securities issuers and provides for issuers to file annually a comprehensive and opinative reference form (Formulário de Referência).The reference form (Formulário de Referência) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and the United States, among others), by means of which the information regarding an specific issuer is consolidated into one document and is subject to periodic update (the “Shelf Document”).  This mechanism offers the investor the possibility to analyze one single document for relevant information about the issuer.

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

CVM has also enacted Rule No. 481, of December 17, 2009 to regulate two key issues involving general meetings of shareholders in publicly held companies:  (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights.

CVM Rule No. 481 is intended to (i) improve the quality of information disclosed by publicly held companies to shareholders and to the market in general, favoring the use of Internet as a vehicle to that end; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, specially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

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

Capital Stock

On December 31, 2012 our capital stock was composed of 1,457,970,108 common shares.  Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws.  There are currently no classes or series of preferred shares issued or outstanding.  We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law.  See “Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Liability for Further Capital Calls

Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares.  There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

Each common share entitles the holder to one vote at our shareholders’ meetings. According to CVM regulations, shareholders that represent at least 5% of our common shares may request cumulative voting in an election of our Board of Directors.  Pursuant to Brazilian Corporate Law, shareholders holding at least 15% of our common shares have the right to appoint a member of our Board of Directors.

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

Shareholders’ meetings are called, convened and presided over by the Chairman of our Board of Directors or, in his absence, by whom he appoints.  Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Valor Econômico, at least 15 days prior to the scheduled meeting date and no fewer than three times.  Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one-half of the issued and outstanding voting shares to:  (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the Mandatory Dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação  as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken.  The right o f redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability.  Law No. 9,457 dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements.  According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

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

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately nine months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with Brazilian government directives.  See “Item 3D.  Risk Factors—Risks Relating to our Common Shares and ADSs—If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.”

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

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions) and Brazil, as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect.  In addition, this summary is based in part upon the representations of our ADSs depositary and the assumption that each obligation in our deposit agreement and any related agreement will be performed in accordance with its terms.

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

For this purpose, a “tax haven” or “low-tax regime” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (“Tax Haven Jurisdiction”).  These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 20% rate of tax in respect of “qualified dividend income” received after December 31, 2012.  Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Based on existing Internal Revenue Service (“IRS”) guidance, it is not entirely clear whether dividends received with respect to the common shares not held through ADSs will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

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

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs.  Generally, the U.S. Holder’s gain or loss will be capital gain or loss.  Capital gain of a non-corporate U.S. Holder that is recognized after December 31, 2012 is generally taxed at a maximum rate of 20% where the property is held for more than one year.  The deductibility of capital losses is subject to limitations under the Code.

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

•         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•         CDI (benchmark Brazilian real  overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 2012* (amortization)	Notional amount	2013	2014	2015	2016	2017	Thereafter

US dollar LIBOR	2,190	194	367	467	626	536	-

US dollar fixed rate	8,135	1,168	31	837	57	6	6,036

CDI	15,061	113	2,228	2,257	2,174	2,595	5,694

Euro fixed rate	323	-	-	-	65	65	194

TJLP	3,350	415	215	235	249	243	1,994

Other	646	57	59	71	84	59	317

		Maturities
Exposure as of December 2011* (amortization)	Notional amount	2012	2013	2014	2015	2016	Thereafter

US dollar LIBOR	2,444	547	178	308	400	547	464

US dollar fixed rate	7,362	298	1,071	14	756	52	5,171

CDI	14,008	1,045	546	1,446	1,041	1,707	8,223

TJLP	3,231	382	335	101	90	95	2,228

Other	495	26	43	65	60	43	258

 *All figures in R$ million.

Our cash and cash equivalent were as follows:

	December 31, 2012	December 31, 2011	Exposure
Cash in reais:	1,956	2,690	CDI
Cash in U.S. dollars:	6,111	6,784	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2012		December 2011
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	2.72	2.99	3.14	3.20
U.S. dollar fixed rate	7.52	13.83 (with perpetual bond)	6.37	14.37 (with perpetual bond)
Euro fixed rate	3.88	5.16	N/A	N/A
UMBNDES	N/A	N/A	N/A	N/A
CDI	110,69 of CDI	4.38	111.21 of CDI	5.19
TJLP	1.68	7.65	1.70	5.58

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

	Notional	Average interest rate	Average maturity
As of December 31, 2012	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)
Swaps (U.S. dollar fixed - rate versus CDI)	10	3.5%	732

	Notional	Average interest rate	Average maturity
As of December 31, 2011	(in U.S. dollar million,	(U.S. dollar)	(days)
	unless otherwise indicated)
Swaps (U.S. dollar fixed - rate versus CDI)	293	3.45%	782
Swaps (U.S. dollar fixed - rate versus CDI)	75	3.23%	691
Swaps (U.S. dollar fixed - rate versus CDI)	(100)	2.39%	32

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

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives (in the case of options, we use the delta as a measure of exposure);

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2012	December 31, 2011
U.S. dollar Liabilities
loans and financing	5,103	5,300
trade accounts payable	267	11
Intercompany loans	14	14
Others	37	43
Total Liabilities	5,421	5,367

U.S. dollar Assets
offshore cash and cash equivalents	6,106	5,613
guarantee margin	200	217
trade accounts receivable	348	288
advances to suppliers	12	61
Intercompany loans	62	62
Other	3	16
Total Assets	6,731	6,257

Total U.S. dollar Exposure	1,310	890

Derivative notional	67	268

Total U.S. dollar Net Exposure	1,377	1,158

Our exposure to the Euro is due to the following contract categories:

•         Euro-denominated debt;

•         offshore cash;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2012	December 31, 2011
Euro Liabilities
loans and financing	121	-
trade accounts payable	-	1
Intercompany loans	-	-
Others	-	-
Total Liabilities	121	1

Euro Assets
offshore cash and cash equivalents	3	-
guarantee margin	-	-
trade accounts receivable	32	8
Intercompany loans	92	-
advances to suppliers	1	-
Other	37	-
Total Assets	165	8

Total Euro Exposure	44	7

Derivative notional	(90)	(90)

Total Euro Net Exposure	(46)	(83)

Our exposure to the Australian Dollar is due to the following contract categories:

•         offshore cash.

	December 31, 2012	December 31, 2011
AUD Liabilities	-	-

AUD Assets	-
offshore cash and cash equivalents	-	303
		303

Total AUD Exposure	-	303

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

The real  exchange rate is significantly volatile. Between 2003 and 2012 the exchange rate had an average annual volatility of 14.79%.

•         Sensitivity analysis of the US dollar-to-real exchange swap

For the consolidated foreign exchange operations with US Dollar Fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2012 recorded as assets in the amount of R$9,046 million.

To develop our sensitivity analysis we analyze four different scenarios of exchange rate variation.  Based on the foreign exchange rate of December 31, 2012 of R$2.0435 per US$1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$1.5326 per US$1.00; scenario 2: (50% of Real appreciation) rate of R$1.0218 per US$1.00; scenario 3: (25% of Real devaluation) rate of R$ 2.5544; scenario 4: (50% of Real devaluation) rate of R$ 3.0653.

December 31, 2012 (In millions of US$, except for exchange rates)
	Risk	Scenario	Reference Value	Exchange Rates	Additional Results
Net current swap	US Dollar fluctuation		67	2.0435	-
		1		1.5326	(34)
		2		1.0218	(68)
		3		2.5544	34
		4		3.0653	68

Exchange position functional currency BRL	US Dollar fluctuation		1,310	2.0435	-
		1		1.5326	(669)
		2		1.0218	(1,339)
		3		2.5544	669
		4		3.0653	1,339

Consolidated exchange position	US Dollar fluctuation		1,377	2.0435	-
		1		1.5326	(703)
		2		1.0218	(1,407)
		3		2.5544	703
		4		3.0653	1,407

•         Sensitivity analysis of the euro-to-dollar exchange swap

For the consolidated foreign exchange operations with Euro fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2012 recorded as liabilities in the amount of R$2,441 million.

For consolidated exchange transactions with Euro fluctuation risk, based on the foreign exchange rate on December 31, 2012, of R$ 2.6954 per €$ 1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$2.0216 per €$ 1.00; scenario 2: (50% of Real appreciation) rate of R$1.3477 per €$ 1.00; scenario 3: (25% of Real devaluation) rate of R$ 3.3693; scenario 4: (50% of Real devaluation) rate of R$ 4.0431.

December 31, 2012 (In millions of EUR, except for exchange rates)
	Risk	Scenario	Reference Value	Exchange Rates	Additional Results
Net current swap	EURO fluctuation		(90)	2.6954
		1		2.0216	61
		2		1.3477	121
		3		3.3693	(61)
		4		4.0431	(121)

Exchange position functional currency BRL	EURO fluctuation		44	2.6954
		1		2.0216	(30)
		2		1.3477	(59)
		3		3.3693	30
		4		4.0431	59

Consolidated exchange position	EURO fluctuation		(46)	2.6954
		1		2.0216	31
		2		1.3477	62
		3		3.3693	(31)
		4		4.0431	(62)

•         Sensitivity analysis of exchange dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$4,241 million.

To develop our sensitivity analysis we analyze four different scenarios for the real-euro parity volatility.  Based on the foreign exchange rate of December 31, 2012 of R$1.3190 per US$1.00, adjustments were estimated for four scenarios: scenario 1: (25% of Real appreciation) rate of R$0.9893 per US$1.00; scenario 2: (50% of Real appreciation) rate of R$0.6595 per US$1.00; scenario 3: (25% of Real devaluation) rate of R$ 1.6488; scenario 4: (50% of Real devaluation) rate of R$ 1.9785.

December 31, 2012 (In millions of US$, except for exchange rates)
	Risk	Scenario	Reference Value	Exchange Rates	Additional Results
Net current swap	US Dollar fluctuation		44	1.3190
		1		0.9893	(15)
		2		0.6595	(29)
		3		1.6488	15
		4		1.9785	29

Exchange position functional currency EURO	US Dollar fluctuation		(6)	1.3190
		1		0.9893	2
		2		0.6595	4
		3		1.6488	(2)
		4		1.9785	(4)

Consolidated exchange position	US Dollar fluctuation		38	1.3190
		1		0.9893	(13)
		2		0.6595	(25)
		3		1.6488	13
		4		1.9785	25

Sensitivity analysis of interest rate swaps

In millions of R$, except for notional amount

	Notional					12/31/2012
	Million US$	Risk	25%	50%	25%	50%
Swap of interest rate libor vs CDI	64	(Libor) US$	(8)	(10)	8	10

•         Sensitivity analysis of changes in interest rate

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2012 in the consolidated financial statements.

In millions of R$

	Impact on profit or loss
	% p.a	2012	2011
Changes in interest
TJLP	5.50	9,667	1,372
Libor	0.51	6,607	7,941
CDI	6.90	50,391	72,607

Share market price risk

•         The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts recognized at market prices as of December 31, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2012. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares).

	Impact on profit or loss
Companies	Probable	25%	50%	25%	50%
Usiminas	731	200	401	(200)	(401)
Panatlântica	1	3	5	(3)	(5)
	732	203	406	(203)	(406)

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time.  These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders.  For the year ended December 31, 2012, such reimbursements totaled US$0.7 million.

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

Our internal control over financial reporting is a process designed by, or under the supervision of, our Audit Committee, principal executive and principal financial officers, and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.  Based on the assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, dated April 23, 2013, on the effectiveness of our internal control over financial reporting as of December 31, 2012, see “Item 18.  Financial Statements”.

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

Given its importance, the Code of Ethics was updated during year 2011 and copies of the Code of Ethics were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the dedication to the established values.

There was no amendment to or waiver from any provision of our Code of Ethics in 2012.  Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers.  A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C.  Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations.  For the fiscal year ended December 31, 2012, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor, while for the fiscal year ended December 31, 2011, our independent auditor was KPMG Auditores Independentes.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2012	2011
	(In thousands of R$)
Audit fees	2,992	2,654
Audit – related fees	1,899	285
Tax fees	0	142
Total	4,891	3,081

Audit fees

Audit fees in 2012 and 2011 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2012 and 2011 these fees refer mainly to comfort letters for offering of bonds and due diligence processes.

Tax Fees

Fees billed in 2011 for professional services rendered by our independent auditors are for tax compliance services. In 2012 there are no fees for tax services provided by our independent auditors.

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

In 2012, we did not carry out any form of share buyback, either through publicly announced plans or programs or otherwise.

16F. Change in Registrant’s Certifying Accountant

Not Applicable

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

PART III

Item 18.  Financial Statements

The following consolidated financial statements of the Registrant, together with the reports of Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Report of Independent Registered Public Accounting Firm	FS-R3
Consolidated financial statements:
Balance sheets as of December 31, 2012 and 2011	FS- 1
Statements of income for the years ended December 31, 2012, 2011 and 2010	FS- 3
Statements of cash flows for the years ended December 31, 2012, 2011 and 2010	FS- 4
Statements of changes in shareholders’ equity for the years ended December 31, 2012, 2011 and 2010	FS-5
Statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010. Notes to consolidated financial statements	FS-6 FS-7

Item 19.  Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
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

Amendment to the Share Purchase Agreement, dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013).

10.3*

Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between CSN and Big Jump Energy Participações S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.4*+

Amendment to the Shareholders’ Agreement of Nacional Minérios S.A., dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013).

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

12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Principal Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Principal Financial Officer.
15.1+	Management’s report dated April 23, 2013, on the effectiveness of our internal control over financial reporting as of December 31, 2012.

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

April 30, 2012	Companhia Siderúrgica Nacional
By:
	/s/	Benjamin Steinbruch
	Title:	Chief Executive Officer

By:
	/s/	Rogério Leme Borges dos Santos
	Title:	Controller / Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the internal control over financial reporting of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Stahlwerk Thüringen GmbH, which was acquired on January 31, 2012 and whose financial statements constitute 3.5% of total assets, and 6.6% of net revenues from sales and/or services, of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Stahlwerk Thüringen GmbH. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards  as issued by the International Accounting Standards Board - IASB. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

FS-R1

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 23, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

April 23,  2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheet of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO and our report dated April 23, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brasil

April 23,  2013

FS-R2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional:

We have audited the accompanying consolidated balance sheet of Companhia Siderúrgica Nacional  and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes

São Paulo, Brazil
April 27, 2012

FS-R3

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets

	Note	2012	2011
CURRENT ASSETS
Cash and cash equivalents	4	14,444,875	15,417,393
Trade receivables	5	1,794,566	1,616,206
Inventories	6	3,580,025	3,734,984
Other current assets	7	1,302,479	1,175,723
Total current assets		21,121,945	21,944,306

NON-CURRENT ASSETS
Long-term receivables
Short-term investments		116,753	139,679
Deferred income taxes	8	2,372,501	1,840,773
Other non-current assets	7	1,648,056	2,876,269
		4,137,310	4,856,721

Investments	9	2,351,774	2,088,225
Property, plant and equipment	10	20,408,747	17,377,076
Intangible assets	11	1,275,452	603,374
Total non-current assets		28,173,283	24,925,396

TOTAL ASSETS		49,295,228	46,869,702

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity

	Note	2012	2011
SHAREHOLDERS' EQUITY AND LIABILITIES
CURRENT LIABILITIES
Payroll and related taxes		241,291	202,469
Trade payables		1,957,789	1,232,075
Taxes payable		336,348	325,132
Borrowings and financing	12	2,295,409	2,702,083
Other payables	14	1,221,350	1,728,445
Provisions for tax, social security, labor and civil risks	16	355,889	292,178
Other provisions			14,565
Total current liabilities		6,408,076	6,496,947

NON-CURRENT LIABILITIES
Borrowings and financing	12	27,856,350	25,186,505
Other payables	14	4,388,451	5,593,520
Deferred income taxes	8	284,110	37,851
Provisions for tax, social security, labor and civil risks	16	371,697	346,285
Employee Benefits	28	565,591	469,050
Other provisions		413,440	322,374
Total non-current liabilities		33,879,639	31,955,585

Equity	19
Issued capital		4,540,000	1,680,947
Capital reserves		30	30
Earnings reserves		3,690,543	7,671,620
Other comprehensive income/(loss)		386,324	-1,366,776
Total equity attributable to owners of the Company		8,616,897	7,985,821

Non-controlling interests		390,616	431,349

Total equity		9,007,513	8,417,170

TOTAL EQUITY AND LIABILITIES		49,295,228	46,869,702

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2012	2011	2010
Net Revenue from sales and/or services	22	16,896,264	16,519,584	14,450,510
Cost of sales and/or services	23	-12,072,206	-9,800,844	-7,882,726

Gross profit		4,824,058	6,718,740	6,567,784

Operating expenses		-4,182,361	-961,818	-1,569,438
Selling expenses	23	-931,525	-604,108	-481,978
General and administrative expenses	23	-576,514	-575,585	-536,857
Other operating income	24	46,003	719,177	48,821
Other operating expenses	24	-2,719,373	-501,302	-599,424
Share of profits of investees		-952

Profit before finance income (costs) and taxes		641,697	5,756,922	4,998,346
Finance income	25	416,781	717,450	643,140
Finance costs	25	-2,409,186	-2,723,253	-2,554,598

(Loss) profit before income taxes		-1,350,708	3,751,119	3,086,888

Income tax and social contribution	26	870,134	-83,885	-570,697

(Loss) profit from continuing operations		-480,574	3,667,234	2,516,191

(Loss) profit for the year attributed to:
Companhia Siderúrgica Nacional		-420,113	3,706,033	2,516,376
Non-controlling interests		-60,461	-38,799	-185

(Losses) Earnings per common share - (reais/share)
Basic	27	-0.28815	2.54191	1.72594
Diluted	27	-0.28815	2.54191	1.72594

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	2012	2011	2010
(Loss) profit for the year	-480,574	3,667,234	2,516,191

Other comprehensive income	1,753,100	-1,198,761	417,700
Exchange differences arising on translation of foreign operations, net of taxes ((R$425,510) in 2012 and (R$425,510) in 2011)	147,735	195,046	-69,270
Actuarial gains/(losses) on defined benefit plan, net of taxes (R$66,155 in 2012 and R$54,714 in 2011)	106,209	-74,331	-28,603
Net change in fair value of available-for-sale financial assets, net of taxes ((R$377,164) in 2012 and R$241,484 in 2011)	-8,329	-621,312	515,573
Net change in fair value of available-for-sale financial assets transferred to profit or loss		-698,164
Impairment of available-for-sale assets, net of taxes	1,507,485

Comprehensive income for the year	1,272,526	2,468,473	2,933,891

Attributable to:
Companhia Siderúrgica Nacional	1,332,987	2,507,272	2,934,076
Non-controlling interests	-60,461	-38,799	-185

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	Note	2012	2011	2010

Profit for the year		-480,574	3,667,234	2,516,191
Accrued charges on borrowings and financing		2,249,123	2,650,622	1,489,191
Depreciation/ depletion / amortization	10.b)	1,230,651	948,251	814,034
Proceeds from write-off and disposal of assets		5,246	54,727	5,827
Impairment of available-for-sale assets	24	2,022,793
Realization of available-for-sale investments	24		-698,164
Deferred income tax and social contribution	8	-1,075,156	-52,542	207,268
Provision of swaps/forwards transactions		4,975	110,009	126,492
Share of profits of investees		952
Provision for actuarial liabilities		-30,655	-11,412	2,393
Provision for tax, social security, labor and civil risks		252,432	62,746	199,558
Inflation adjustment and exchange differences		996,810	-250,083	57,119
Allowance for doubtful debts			189	-46,675
Other provisions		70,252	-19,651	-80,570
Cash generated from operations		5,246,849	6,461,926	5,290,828

Trade receivables		-237,873	-339,427	143,250
Inventories		200,893	-410,264	-794,331
Receivables from related parties		-3,774	471,666
Recoverable taxes		139,823	16,700	297,424
Trade payables		663,198	544,300	11,964
Payroll and related taxes		-91,447	-47,072	-36,757
Taxes payable		74,982	135,765	-101,723
Taxes in installments - REFIS		-255,338	-296,304	-414,473
Judicial deposits		39,023	-20,253	-33,822
Payables to related parties		-1,322
Contingent liabilities		-10,539	120,951	16,868
Interest paid		-2,297,833	-2,145,400	-1,190,423
Interest paid on swap transactions		-50,569	-360,976	-676,163
Other		71,427	70,168	4,662
Increase (decrease) in assets and liabilities		-1,759,349	-2,260,146	-2,773,524

Net cash generated by (used in) operating activities		3,487,500	4,201,780	2,517,304

Receipt/payment in derivative transactions		57,740	-57,157	395,346
Disposal of investments			1,310,171
Cash from acquisition of subsidiaries		14,880
Investments		-166,915	-2,126,493	-1,370,016
Property, plant and equipment	10	-3,142,634	-4,400,825	-3,635,911
Intangible assets	11	-1,532	-707	-25,216

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	Note	2012	2011	2010

Acquisition of subsidiary		-301,192
Net cash used in investing activities		-3,539,653	-5,275,011	-4,635,797

Borrowings and financing	12	3,721,945	7,824,012	8,754,779
Repayments to financial institutions - principal	12	-2,523,828	-1,469,206	-2,706,982
Dividends and interest on capital		-1,199,734	-1,856,381	-1,560,795
Repayments of principal - acquisition of subsidiaries		-803,456
Capital contribution by non-controlling shareholders		56,194	242,290	128,811
Net cash generated by (used in) financing activities		-748,879	4,740,715	4,615,813

Exchange rate changes on cash and cash equivalents		-171,486	1,510,631	-228,833

Increase (decrease) in cash and cash equivalents		-972,518	5,178,115	2,268,487
Cash and cash equivalents at the beginning of the year		15,417,393	10,239,278	7,970,791
Cash and cash equivalents at the end of the year		14,444,875	15,417,393	10,239,278

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controling interests	Consolidated Equity
Opening balance at January 1, 2010	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450	83,060	6,589,510
Approval of prior year’s proposed dividends			(1,178,635)			(1,178,635)		(1,178,635)
Profit for the year				2,516,376		2,516,376	(185)	2,516,191
Allocation of profit for the year				(272,297)		(272,297)		(272,297)
Declared dividends (R$186.76 per thousand shares)				(356,800)		(356,800)		(356,800)
Interest on capital (R$244.72 per thousand shares)				(1,227,703)		(1,227,703)		(1,227,703)
Additional dividends proposed (R$842.06 per thousand shares)			1,227,703			1,227,703		1,227,703
Investment reserve			626,159	(626,159)
Cancelation of treasury shares			(34)			(34)		(34)
Comprehensive income					417,700	417,700		417,700
Non-controlling interests							107,053	107,053
Balances at December 31, 2010	1,680,947	30	6,119,798		(168,015)	7,632,760	189,928	7,822,688
Approval of prior year’s proposed dividends			(1,227,703)			(1,227,703)		(1,227,703)
Profit for the year				3,706,033		3,706,033	(38,799)	3,667,234
Allocation of profit for the year
Declared dividends (R$635.48 per thousand shared)				(926,508)		(926,508)		(926,508)
Additional dividends proposed (R$187.58 per thousand shares)			273,492	(273,492)
Other comprehensive income					(1,198,761)	(1,198,761)		(1,198,761)
Recognition of reserves			2,506,033	(2,506,033)
Non-controlling interests							280,220	280,220
Balances at December 31, 2011	1,680,947	30	7,671,620		(1,366,776)	7,985,821	431,349	8,417,170
Capital transactions with shareholders	2,859,053		(3,432,545)			(573,492)		(573,492)
Capital increases	2,859,053		(2,859,053)
Declared dividends (R$205.77 per thousand shared)			(300,000)			(300,000)		(300,000)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controling interests	Consolidated Equity

Interest on capital (R$384.10 per thousand shares)			(560,000)			(560,000)		(560,000)
Interest on capital proposed			560,000			560,000		560,000
Approval of prior year’s proposed dividends			(273,492)			(273,492)		(273,492)
Total comprehensive income				(548,532)	1,753,100	1,204,568	(60,461)	1,144,107
Profit for the year				(420,113)		(420,113)	(60,461)	(480,574)
Other comprehensive income				(128,419)	1,753,100	1,624,681		1,624,681
Cumulative translation adjustments for the period					147,735	147,735		147,735
Actuarial (losses)/gains on defined benefit pension plan					(22,210)	(22,210)		(22,210)
Available-for-sale assets, net of taxes					1,499,156	1,499,156		1,499,156
Acturial losses reclassification				(128,419)	128,419
Losses absorption for the period			(420,113)	(420,113)
Acturial losses absorption			(128,419)	(128,419)
Non-controlling interests in subsidiaries							19,728	19,728
Balances at December 31, 2012	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional - "CSN", also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

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

•       Energy:

As energy is fundamental in its production process, the Company invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's strategic investments and segments, see Note 26 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, allowance for inventories losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 23, 2013.

(b)      Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2012 and 2011 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice as follows:

•                     Companies

	Equity interests (%)
Companies	12/31/2012	12/31/2011	Main activities

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc. (1)		100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	76.13	70.91	Railroad logistics
TFNE - Transnordestina Ferrovias do Nordeste S.A.	99.99		Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Finance (UK) Ltd (1)		100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.08	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH (2)	100.00		Production and sale of long steel and related activities
CSN Steel Sections UK Limited (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o (2)	100.00		Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Electric power generation
MRS Logística S.A.	27.27	27.27	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
CGPAR - Construção Pesada S.A. (3)	50.00		Mining support services and equity interests

Indirect interest in jointly controlled entities: proportionate consolidation
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH (4)	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A. (5)	20.00		Metallurgy and equity interests

(1)     Companies liquidated in 2012.

(2)     Companies acquired on January 31, 2012 (see note 9.e).

(3)     Equity interest acquired in July 2012 (see note 9.d).

(4)     New corporate name of Aloadus Handel Gmbh, changed on August 13, 2012.

(5)     Equity interest acquired on July 31, 2012 (see note 9.f).

•         Exclusive Funds

	Equity interests (%)
Exclusive Funds	31/12/2012	31/12/2011	Main activities

Direct interests: full consolidation
Diplic - Balanced mutual fund	100.00	100.00	Investment fund
Mugen - Balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Balanced mutual fund privite credit	100.00	100.00	Investment fund

In preparing the financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

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

•                     Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)      Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements of each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2012 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2012, US$1 is equivalent to R$2,0435 (R$1,8758 as of December 31, 2011), EUR 1 is equivalent to  R$2,6954 (R$2,4342 as of December 31, 2011), JPY 1 is equivalent to R$0.02372 (R$0.02431 as of December 31, 2011).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in shareholders' equity.

Starting 2012, in view of the changes in operations of the subsidiary Namisa Europe, its functional currency changed from the US dollar to the Brazilian real.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

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

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

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

(e)      Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(f)       Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(g)      Investments

Investments in jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

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

(i)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined (units of production). Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

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

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods (which represents the useful lives of the assets).

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

(k)      Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

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

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, and subsequently are transferred to retained earnings. They are recorded in the income statement only if the plan is extinguished.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

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

(o)      Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

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

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the incoterms of the contract.

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

(r)       Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

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

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(s)      Earnings/(loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

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

(u)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the year ended December 31, 2012, amounted to R$ 6,033 (R$ 6,532 as December 31,2011).

(v)      Financial instruments

i)              Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

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

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in shareholders' equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

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

ii)                              Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

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

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 13).

iii)            Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

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

•         Foreign exchange gains or losses on foreign operations

Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

(w)     Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

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

(y)           New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2012:

Standard	Description	Effective date
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income. Groups in other comprehensive income the items that could be reclassified to profit or loss in the income statement for the year.	January 1, 2013
Amendment to IAS 19

Employee Benefits. Eliminates the corridor approach (applied by the Company in previous years) for recognition of actuarial gains or losses and requires that finance costs be calculated on a net funding basis. Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.

January 1, 2013

IFRS 10

Consolidated Financial Statements. Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

January 1, 2013
IFRS 11

Joint Arrangements. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenues and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12

Disclosure of Interests in Other Entities. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

January 1, 2013
IFRS 13

Fair Value Measurement. Provides a more precise definition of fair value, explains how to calculate it (one single source of measurement), and determines what must be disclosed. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.

January 1, 2013
Amendment to IAS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities. Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
IFRS 27 (revised in 2011)	Separate Financial Statements. Includes other considerations on separate financial statements and the control provisions of IAS 27 that have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures. Establishes the requirements for joint ventures and associates accounted for under the equity method following the issue of IFRS 11.	January 1, 2013
IFRIC 20

Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 includes clarifications on the recognition of stripping costs in the production phase of a surface mine. Pursuant to IFRIC 20, mining entities that present IFRS financial statements are required to derecognize existing stripping assets to retained earnings if such assets cannot be attributed to an identifiable component of a mineral deposit.

January 1, 2013
IAS 32

Financial Instruments: Presentation"  on the offsetting of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to set off financial assets and financial liabilities in the balance sheet.

January 1, 2014
IFRS 9

Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets, and on hedge accounting continues to apply. The amendment postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

January 1, 2015

It is expected that some of these new standards will have a material impact on the Group’s financial statements in 2013 and 2015, such as the IFRS 10, IFRS 11 and IFRS 12, which can affect the recognition and disclosure of the investments in entities currently consolidated and/or proportionately consolidated by the Company, IFRIC 20 Shipping Costs in the Production Phase of a Surface Mine can affect the recognition of stripping costs in non-current assets, and IFRS 9 can change the classification and measurement of the Group’s financial assets. The impact of adopting these standards has not yet been measured.

As for the other new and revised standards listed in the table above, the Company estimates that their adoption will not have material impacts on its financial statements.

3.     BUSINESS COMBINATION

•       Companhia Brasileira de Latas (“CBL”)

On July 12, 2011, CSN conducted, through its wholly owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs and administrative costs.

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

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. The asset and liability identification process considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired and liabilities assumed
Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

 (*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518 (see note 10).

(**) Comprising mainly the fair value adjustment to payables to CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition

(-) Book value of CBL	(604,794)
(+) Fair value adjustment of assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price	43,316

Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of packings segments of Companhia Metalúrgica Prada with CBL.

On December 31, 2012, the business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE (Brazilian antitrust agency).

•       Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U.  (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U.  (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$301,192 (€131,790), including the final adjustment to the purchase price of R$1,943 (€850), was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,104,648 (€483,350)

Amounts in R$
Transaction price	1,104,648
Net debt	(857,031)
Provisions	(11,782)
Tax credits	13,498
Working capital	51,859
(=) Purchase price	301,192

The transaction costs are represented by consulting services and lawyers’ fees totaling R$20,879, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2012.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets (*)	400,387		400,387
Non-current assets (**)	191,956	786,988	978,944
Current liabilities	(262,203)		(262,203)
Non-current liabilities (***)	(842,526)	(209,005)	(1,051,531)
Total assets acquired	(512,386)	577,983	65,597

(*) Includes R$14,880 in cash and cash equivalents.

(**) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$392,817. Total fair value of property, plant and equipment was measured at R$582,478  (see note 10).

(***) Refers to the deferred income tax on the fair value adjustments.

Goodwill arising on acquisition

(+) Purchase price	301,192
(-) Fair value of assets acquired and liabilities assumed	65,597
(=) Goodwill arising on acquisition	235,595

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 11.

4.     CASH AND CASH EQUIVALENTS

	12/31/2012	12/31/2011
Current
Cash and cash equivalents
Cash and banks	207,614	101,360

Short-term investments
In Brazil:
Government bonds	862,299	646,594
Private securities	902,159	2,017,019
	1,764,458	2,663,613
Abroad:
Time deposits	12,472,803	12,652,420
Total short-term investments	14,237,261	15,316,033
Cash and cash equivalents	14,444,875	15,417,393

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, which are considered exclusives and are consolidated with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) and Debentures with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Bills (LTNs) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks, bearing fixed rates.

5.     TRADE RECEIVABLES

	12/31/2012	12/31/2011
Trade receivables
Third parties
Domestic market	832,620	895,517
Foreign market	876,393	701,807
Allowance for doubtful debts	(111,532)	(124,939)
	1,597,481	1,472,385
Related parties (Note 18 - b and c)	117,598	86,612
	1,715,079	1,558,997

Other receivables
Other receivables from related parties	17,065	1,537
Other receivables	62,422	55,672
	79,487	57,209
	1,794,566	1,616,206

The gross trade receivables balance from third parties is comprised as follows:

	12/31/2012	12/31/2011
Falling due	1,436,878	1,359,540
Overdue until 180 days	123,379	89,766
Overdue above 180 days	148,756	148,018
	1,709,013	1,597,324

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

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$224,718  as of December 31, 2012 (R$262,367  as of December 31, 2011), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	12/31/2012	12/31/2011
Opening balance	(124,939)	(117,402)
Allowance for losses on trade receivables	(11,073)	(20,005)
Recovery (reversal) of receivables	24,480	12,468
Closing balance	(111,532)	(124,939)

6.     INVENTORIES

	12/31/2012	12/31/2011
Finished products	1,133,002	997,128
Work in process	668,152	776,918
Raw materials	563,533	694,383
Storeroom supplies	1,084,854	981,086
Iron ore	174,643	215,399
Advances to suppliers	55,068	153,215
(-) Allowance for inventory losses	(99,227)	(83,145)
	3,580,025	3,734,984

Changes in the allowance for inventory losses are as follows:

	12/31/2012	12/31/2011
Opening balance	(83,145)	(64,115)
Allowance for obsolete or slow-moving inventories	(16,082)	(19,030)
Closing balance	(99,227)	(83,145)

As of December 31, 2012, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483  as of December 31, 2011), as described in note 7.

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Judicial deposits (Note 16)			732,666	954,711
Credits with the PGFN (*) (Note 15)			84,392	806,103
Recoverable taxes (**)	569,486	689,006	310,542	257,977
Prepaid taxes
Prepaid expenses	44,332	24,135	100,728	115,853
Actuarial asset - related party			93,546
Unrealized gains on derivatives (Note 13 I)	239,266	55,115	8,665	376,344
Guarantee margin on financial instruments (Note 13 V)	435,161	407,467
Iron ore inventory (Note 6)			144,483	144,483
Northeast Investment Fund - FINOR			9,914	47,754
Trade receivables			8,983	10,043
Receivable from related parties			136,077	115,549
Other	14,234		18,060	47,452
	1,302,479	1,175,723	1,648,056	2,876,269

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 15.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

8.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	12/31/2012	12/31/2011
Income tax and social contribution income/(expenses)
Current	(205,022)	(136,427)
Deferred	1,075,156	52,542
	870,134	(83,885)

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	12/31/2012	12/31/2011
Profit before income tax and social contribution	(1,350,708)	3,751,119
Tax rate	34%	34%
Income tax and social contribution at combined statutory rate	459,241	(1,275,380)
Adjustment to reflect effective rate:
Income subject to special tax rates or untaxed	386,182	1,279,431
Tax incentives	2,115	73,134
Adjustments arising from Law 11,941 and MP 470 installment plans	39,256	(16,060)
Sale of nondeductible securities		(189,946)
Tax loss carryforwards without recognizing deferred taxes	(42,683)
Income tax and social contribution credits		44,434
Other permanent deductions (additions)	26,023	502
Income tax and social contribution in profit (loss) for the year	870,134	(83,885)
Effective rate	-64%	2%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements. They are presented at net amounts when related to a sole jurisdiction.

	12/31/2012	12/31/2011
Deferred tax assets
Income tax loss carryforwards	818,705	425,406
Social contribution loss carryforwards	242,606	157,858
Temporary differences	1,311,190	1,257,509
- Provision for tax, social security, labor and civil risks	269,803	211,835
- Allowance for asset impairment losses	66,062	60,930
- Allowance for inventory losses	50,295	30,814
- Allowance for gains/(losses) on financial instruments	363,966	253,985
- Accrued pension and healthcare plan (actuarial liability)	157,445	144,360
- Provision for interest on capital		74
- Accrued supplies and services	66,997	67,445
- Allowance for doubtful debts	30,761	45,342
- Goodwill on acquisitions	62,042	371,153
- Unrealized foreign exchange (*)	206,711
- Other	37,108	71,571
Non-current assets	2,372,501	1,840,773

Deferred tax liabilities
- Business combination	225,965	17,960
- Other	58,145	19,891
Non-current liabilities	284,110	37,851

(*) In 2012, the Company opted for taxing foreign exchange on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

The estimate of recovery of the deferred income tax and social contribution assets is as follows:

Up to 1 year	1,473,430
From 1 to 2 years	424,119
From 2 to 3 years	462,860
From 3 to 5 years	12,092
2,372,501

Certain Group companies have tax assets amounting to R$789,704  and R$259,933, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$10,769 expire in 2013, R$771 in 2014, R$30,978 in 2015, and R$50,225 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of National Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to December 31, 2012 a total amount of R$951,104 (R$672,732 up to 2011) had been realized, leaving a remaining amount of R$440,754, which will be realized through 2014. In 2013, this realization will be R$278,372  and in 2014, the benefit will be R$162,382.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$8,111,394  as of December 31, 2012 (R$8,033,902 as of December 31, 2011).

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	12/31/2012	12/31/2011
Income tax and social contribution
Gain/(loss) on defined benefit pension plan	66,155	54,714
Changes in the fair value on available-for-sale financial assets	(377,164)	241,484
Exchange differences on translating foreign operations	(425,510)	(425,510)
	(736,519)	(129,312)

(d)   Tax incentives

The Company is granted by Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of December 31, 2012, these tax incentives total R$3,366 (R$1,914 as of December 31, 2011).

9.     INVESTMENTS

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

a)     Other investments

The breakdown of consolidated investments is as follows:

	12/31/2012	12/31/2011
Panatlântica	12,965	12,030
Usiminas	2,323,172	2,077,277
Arvedi Metalfer do Brasil	12,977
Other	2,660	(1,082)
	2,351,774	2,088,225

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company, through its subsidiary CSN Europe Lda., adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares of the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

Publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not.

CSN currently holds 9.40% of Panatlântica’s total share capital.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2012, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”:  USIM3 and USIM5).

•       ARVEDI METALFER DO BRASIL

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi Metalfer do Brasil S.A., company in pre-operating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

b)     Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described below.

				12/31/2012			12/31/2011
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	Nacional Minérios (*)	Itá Energética	MRS Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	60.00%	48.75%	27.27%
Balance sheet
Current assets	5,654,420	89,370	931,922	25,383	4,155,543	81,729	917,291
Non-current assets	9,513,580	680,621	5,347,154	3,887	9,526,804	719,606	4,625,495
Long-term receivables	8,296,673	39,771	440,545		8,422,434	44,239	336,439
Investments, PP&E and intangible assets	1,216,907	640,850	4,906,609	3,887	1,104,370	675,367	4,289,056
Total assets	15,168,000	769,991	6,279,076	29,270	13,682,347	801,335	5,542,786

Current liabilities	1,889,429	87,658	1,209,841	16,131	1,260,068	100,175	1,108,938
Non-current liabilities	355,401	5,812	2,555,114	9,364	307,352	62,637	2,134,906
Shareholders' equity	12,923,170	676,521	2,514,121	3,775	12,114,927	638,523	2,298,942
Total liabilities and shareholders' equity	15,168,000	769,991	6,279,076	29,270	13,682,347	801,335	5,542,786

Statements of Income
Net revenue	3,836,415	217,493	3,013,158	61,915	3,766,712	242,913	2,862,337
Cost of sales and services	(2,730,077)	(66,162)	(1,993,927)	(58,245)	(2,168,655)	(81,692)	(1,732,552)
Gross profit	1,106,338	151,331	1,019,231	3,670	1,598,057	161,221	1,129,785
Operating (expenses) income	(412,091)	(48,688)	(262,777)	(3,807)	(135,782)	(66,223)	(199,754)
Finance income (costs), net	1,329,707	(1,745)	(82,417)	174	1,040,693	(12,327)	(134,272)
Profit before income tax and social contribution	2,023,954	100,898	674,037	37	2,502,968	82,671	795,759
Current and deferred income tax and social contribution	(407,469)	(33,962)	(227,497)	(10)	(429,624)	(28,103)	(272,714)
Profit for the year	1,616,485	66,936	446,540	27	2,073,344	54,568	523,045

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets the sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds and proportionately consolidates 60% of Namisa’s capital.

•       ITÁ ENERGÉTICA S.A. - ITASA

ITASA is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of ITASA’s share capital.

•       MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2012 the Company directly held 27.27% and indirectly, through its jointly controlled entity Nacional Minérios S.A. (Namisa), 6% of MRS’s capital.

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

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2012 is R$30,584  (R$31,751  as of December 31, 2011) and the amount of the expense in 2012 is R$6,620 (R$6,366 in 2011).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A.

On July 18, 2012 CSN subscribed 50,000 common shares, corresponding to 50% of the capital of CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”), totaling R$50,000.00. This subscription is the result of a joint venture formed by CSN and GPA Construção Pesada e Mineração Ltda. Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in the provision of services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

10.   PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
Effect of foreign exchange differences	1,234	3,640	16,377	135	(157)	2,162	23,391
Acquisition through business combination	3,325	10,805	14,050	562	4,204	90,572	123,518
Acquisitions					4,400,825		4,400,825
Disposal		(6,719)	(30,059)	(17)		19,097	(17,698)
Depreciation		(39,364)	(821,672)	(4,931)		(65,441)	(931,408)
Reversal of estimated losses on disposal of assets						4,774	4,774
Transfers to other asset categories	14,233	273,320	1,477,118	9,172	(1,848,785)	74,942
Transfers to intangible assets					(11,104)	(383)	(11,487)
Other		(170)	(4,883)	54	(4,470)	18,063	8,594
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Cost	194,584	1,700,245	11,138,198	139,679	7,056,319	1,459,659	21,688,684
Accumulated depreciation		(245,125)	(3,513,243)	(106,277)		(446,963)	(4,311,608)
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Effect of foreign exchange differences	5,656	22,322	246,204	379	471	(148,244)	126,788
Acquisition through business combination	22,852	103,739	419,787	1,202	1,079	33,819	582,478
Acquisitions					3,142,634		3,142,634
Capitalized interests (Notes 25 and 32)					409,498		409,498
Disposal	(1,375)	(255)	(10,135)	(159)	(769)	7,447	(5,246)
Depreciation		(70,509)	(1,058,081)	(13,474)		(75,464)	(1,217,528)
Estimated losses on disposal of assets						(6,676)	(6,676)
Transfers to other asset categories	(32,855)	101,572	1,001,977	17,076	(1,123,481)	35,711
Transfers to intangible assets					(8,808)	(787)	(9,595)
Other			(74,552)		62,787	21,083	9,318
Balance at December 31, 2012	188,862	1,611,989	8,150,155	38,426	9,539,730	879,585	20,408,747
Cost	188,862	1,917,814	12,758,762	151,008	9,539,730	1,397,841	25,954,017
Accumulated depreciation		(305,825)	(4,608,607)	(112,582)		(518,256)	(5,545,270)
Balance at December 31, 2012	188,862	1,611,989	8,150,155	38,426	9,539,730	879,585	20,408,747

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.

The breakdown of the projects comprising construction in progress is as follows:

	Project objective	Start date	Scheduled completion		12/31/2012	12/31/2011
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016		4,642,102	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations.				232,818	290,410
	Current investments for maintenance of current operations.				37,589	15,479
					4,912,509	3,795,760
Mining
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa.	2007	2015	(1)	1,613,130	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2016		714,986	425,134
	Expansion of Namisa capacity production.	2008	2016	(2)	131,408	137,059
	Current investments for maintenance of current operations.				13,080	46,421
					2,472,604	1,931,047
Steel
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013	(3)	1,460,694	907,521
	Current investments for maintenance of current operations.				416,855	256,718
					1,877,549	1,164,239
Cement
	Construction of integrated cement unit in Arcos, MG.	2011	2014/2015	(4)	241,412	132,986
	Construction of clinquer plant in Arcos, MG	2007	2013	(5)	10,109	27,536
	Current investments for maintenance of current operations.				25,547	4,751
					277,068	165,273
Total construction in progress					9,539,730	7,056,319

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)  Expected date for completion of Magnetic Concentrators Projects in Pires and B4/B5

(3)  Expected date for completion of the Rio de Janeiro unit

(4)  Expected date for completion of new grinding units in Arcos – MG and new clinker furnace

(5)  Start-up in March 2011, expected date for completion of ramp-up.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$273,339  as of December 31, 2012 (R$654,865 as of December 31, 2011), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2012 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

Years
Buildings	46
Machinery, equipment and facilities	14
Furniture and fixtures	11
Other	30

a)             As of December 31, 2012, the Company capitalized borrowing costs amounting to R$409,498  (R$353,156  as of December 31, 2011). These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports (See notes 25 and 32).

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2012	12/31/2011
Specífic projects	TJLP + 1.3% to 3.2%	TJLP + 1.3% to 3.2%
	UM006 + 2.7%	UM006 + 2.7%
Non-specífic projects	8.47%	10.56%

b)             Additions to depreciation, amortization and depletion for the year were distributed as follows:

	12/31/2012	12/31/2011
Production cost	1,178,884	892,297
Selling expenses	8,046	7,130
General and administrative expenses	28,924	29,941
	1,215,854	929,368
Other operating expenses (*)	14,797	18,883
	1,230,651	948,251

(*) Refers to the depreciation of unused equipment (see note 24).

c)            The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2012 the net property, plant and equipment of Casa de Pedra was R$2,892,120 (R$2,485,077 as of December 31, 2011), represented mainly by construction in progress amounting to R$1,612,000 (R$1,123,821 as of December 31, 2011).

11.   INTANGIBLE ASSETS

	Goodwill	Intangibles with finite used lives	Customer relations	Software	Other	Total
Balance at December 31, 2010	423,698	4,991		32,765	1,002	462,456
Effect of foreign exchange differences				6	72	78
Acquisitions through business combination (*)	204,569					204,569
Acquisitions and expenditures				350	357	707
Disposals				(784)	(489)	(1,273)
Impairment losses	(60,861)					(60,861)
Transfer of property, plant and equipment				11,487		11,487
Transfer of long-term receivables					2,977	2,977
Amortization		(4,991)		(9,622)	(2,230)	(16,843)
Other movements				(2,113)	2,190	77
Balance at December 31, 2011	567,406			32,089	3,879	603,374
Cost	908,576	4,991		86,070	6,087	1,005,724
Accumulated amortization	(280,309)	(4,991)		(53,981)	(2,208)	(341,489)
Accumulated impairment adjustment	(60,861)					(60,861)
Balance at December 31, 2011	567,406			32,089	3,879	603,374
Effect of foreign exchange differences			30,501	104	14,045	44,650
Acquisitions through business combination (**)	235,595		316,939		77,231	629,765
Acquisitions and expenditures				961	571	1,532
Disposals				(1)	(564)	(565)
Transfer of property, plant and equipment				9,595		9,595
Amortization				(12,975)	(148)	(13,123)
Other movements				210	14	224
Balance at December 31, 2012	803,001		347,440	29,983	95,028	1,275,452
Cost	1,194,059		347,441	85,183	97,405	1,724,088
Accumulated amortization	(330,197)			(55,200)	(2,378)	(387,775)
Accumulated impairment adjustment	(60,861)					(60,861)
Balance at December 31, 2012	803,001		347,441	29,983	95,027	1,275,452

(*) Goodwill based on expected future earnings, arising on the business combination of Prada Embalagens with CBL on July 12, 2011.

(**) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 3).

The useful life of software is 01 to 05 years and of other intangible assets is 13 to 30 years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

•       Impairment testing for goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level of assets or group of assets at which goodwill is monitored by the Company's senior management, never above Operating Segments.

Cash generating unit	Segment	12/31/2012	12/31/2011	Investor
Mining	Mining	347,098	347,098	Namisa
Packaging (*)	Steel	207,217	207,217	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	235,595		CSN Steel S.L.
		803,001	567,406

(*) Goodwill of the cash-generating unit (CGU) Containers is presented net of an impairment loss recorded in 2011 amounting in line item other operating income and expenses in the income statement for the year, amounting to R$60,861.

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

The main assumptions used in calculating the values in use as of December 31, 2012 are as follows:

	Mining	Steel containers	Flat steel	Long steel
Gross margin (i)

Margin was determined taking into consideration the expansion plans already approved in the Company’s business plan. We took into consideration iron ore prices in the international market based on projections prepared by official mining industry institutions and for the exchange rate we took into consideration a projected curve of the US dollar rate in relation to the Brazilian real through 2018, made available by the Central Bank of Brazil, and exchange fluctuation in 2018 and thereafter is nil;

Average Gross Margin of each Cash Generating Unit based on the history and projections approved by the Board for the next three years, long-term price and foreign exchange curves obtained in industry reports, and gains from the synergy between the Company’s packaging units;

Average Gross Margin of each Cash Generating Unit based on the history and projections approved by the Board for the next three years, and long-term price and foreign exchange curves obtained in industry reports;

Based on the projections approved by the Board for the next three years, long-term price and foreign exchange curves, and taking into consideration the production volume ramp up after plant start-up;
Cost adjustment	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;
Growth rate (ii)

The cash flows take into consideration the projection period through 2052 due to the extension of the deadlines for the implementation of some projects, and the maturities of the main contracts for which this business plan was developed, and this it is not necessary to take into account the growth rate since the projection period exceeds 30 years;

		Average growth rate of 2.5% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period;
Discount rate (iii)	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.

(iii) Pretax discount rate, applied to cash flow projections.

12.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Rates in (%)	Current liabilities		Non-current liabilities
		12/31/2012	12/31/2011	12/31/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	162,290	381,333	1,104,271	573,388
Prepayment	3.51% to 7.50%	8,954	148,597	878,705	1,281,171
Perpetual bonds	7.00%	2,781	2,553	2,043,500	1,875,800
Fixed rate notes	6.50% to 10.00%	1,265,330	119,030	4,802,225	5,064,660
Financed imports	6.01% to 8.00%	30,413	25,248	50,989	27,310
CCB	1.54%		176,440
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	32,395	25,903	10,755	36,750
Intercompany
Other	1.40% to 8.00% and CDI + 1.2%	25,262	105,442	411,274	145,438
		1,527,425	984,546	9,301,719	9,004,517
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	415,480	430,432	1,956,981	1,744,727
Debentures	103.6% to 110.8% CDI and 1% + TJLP	144,902	672,073	4,613,634	2,822,424
Prepayment	104.8%, 109.5% and 111% CDI	163,961	537,128	4,856,557	4,523,224
CCB	112.5% CDI	62,072	101,280	7,200,000	7,200,000
Intercompany
Other		12,599	9,509	29,398	37,058
		799,014	1,750,422	18,656,570	16,327,433
Total borrowings and financing		2,326,439	2,734,968	27,958,289	25,331,950
Transaction costs and issue premiums		(31,030)	(32,885)	(101,939)	(145,445)
Total borrowings and financing + transaction costs		2,295,409	2,702,083	27,856,350	25,186,505

The balances of prepaid intragroup borrowings related to the Company total R$2,339,776  as of December 31, 2012 (R$2,244,927 as of December 31, 2011) and the balances of Fixed rate notes and Intercompany bonds total R$3,545,340  (R$3,404,701 as of December 31, 2011), see note 18.

Funding transaction costs

As of December 31, 2012, funding transaction costs are as follows:

	Current	Non-current	TJ (1)	TIR (2)

Fixed rate notes	1,654	1,717	6.5% to 10%	6.75% to 10.7%
BNDES	2,088	5,606	1.3% to 3.2%	1.44% to 9.75%
Prepayment	8,059	14,369	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	908	2,969	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	72,306	112.5% CDI	11.33% to 14.82%
Other	849	4,972	105.8% and 110.8% CDI	12.59% and 13.27%
	31,030	101,939

(1)           TJ – Annual interest rate contracted

(2)           TIR – Annual internal rate of return

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2012, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

2014	2,917,379	10%
2015	3,886,092	14%
2016	3,281,664	12%
2017	3,530,240	13%
2018	3,726,463	13%
After 2018	8,572,951	31%
Perpetual bonds	2,043,500	7%
	27,958,289	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current year:

	12/31/2012	12/31/2011
Opening balance	27,888,588	20,089,447
Funding	3,721,945	7,824,012
Amortization	(4,821,661)	(3,614,606)
Other (*)	3,362,887	3,589,735
Closing balance	30,151,759	27,888,588

(*) Includes unrealized foreign exchange and inflation adjustments.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of December 31, 2012.

In January 2012, the Company secured a financing facility contracted by its subsidiary CSN Steel S.L., amounting to €120 million, to partially finance the acquisition of all the shares held by Grupo Alfonso Gallardo, S.L.U.  (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200 million, by reopening the US$1 billion bonds, maturing in July 2020.

In September 2012, the Company settled the commercial promissory notes by paying R$800,000 in principal and R$33,277 in interest.

•       Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue debentures amounting to R$600,000 in principal and R$35,285 in interest.

5th issue

In July 2011 the Company issued 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10,000 totaling R$1,150,000 that pay interest equivalent to 110.80% of the CDI Cetip rate per year, and mature in July 2019, with early redemption option.

6h issue

In September 2012 the Company issued 156,500 nonconvertible, unsecured debentures, of which 106,500 1st series debentures and 50,000 2nd series debentures, with a unit face value of R$10 totaling R$1,565,000 that pay interest equivalent to 105.80% of the CDI Cetip rate for the 1st series and 106.00% per year for the 2nd series, maturing in March and September 2015, respectively, both with early redemption option.

ii. Transnordestina Logística

In March 2010 Transnordestina Logística S.A. obtained approval from the Northeast Development Fund – FDNE for its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

	Number	Unit				Balance (R$)
Series	Issued	face value	Issue	Maturity	Charges	12/31/2012
1st	336,647,184	R$ 1.00	03/09/10	10/03/27	TJLP + 0.85% p.a	336,647
2nd	350,270,386	R$ 1.00	11/25/10	10/03/27	TJLP + 0.85% p.a	350,270
3rd	338,035,512	R$ 1.00	12/01/10	10/03/27	TJLP + 0.85% p.a	338,036
4th	468,293,037	R$ 1.00	10/04/11	10/03/27	TJLP + 0.85% p.a	468,293
5th	121,859,549	R$ 1.00	9/21/12	10/03/27	TJLP + 0.85% p.a	121,860

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	12/31/2012	12/31/2011
Property, plant and equipment	12,233	19,383
Collateral transfer (*)		87,550
	12,233	106,933

(*) In March 2012 the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

13.   FINANCIAL INSTRUMENTS

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

•           Classification of financial instruments

		12/31/2012					12/31/2011
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	4			14,444,875		14,444,875			15,417,393		15,417,393
Trade receivables, net	5			1,715,079		1,715,079			1,558,997		1,558,997
Guarantee margin on financial instruments	7 and 13			435,161		435,161			407,467		407,467
Derivative financial instruments	7 and 13		239,266			239,266		55,115			55,115

Non-current assets
Other trade receivables (Note 7)				8,983		8,983			57,797		57,797
Investments		2,336,137				2,336,137	2,089,307				2,089,307
Derivative financial instruments	7		8,665			8,665		376,344			376,344
Short-term investments				116,753		116,753			139,679		139,679

Liabilities
Current liabilities
Borrowings and financing	12				2,326,439	2,326,439				2,734,968	2,734,968
Derivative financial instruments	13 and 14		245,692			245,692		2,971			2,971
Trade payables					1,957,789	1,957,789				1,232,075	1,232,075
Non-current liabilities
Borrowings and financing	12				27,958,289	27,958,289				25,331,950	25,331,950
Derivative financial instruments	13 and 14							373,430			373,430

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Derivative financial instruments		239,266		239,266		55,115		55,115
Non-current assets
Investments	2,336,137			2,336,137	2,089,309			2,089,309
Derivative financial instruments		8,665		8,665		376,344		376,344

Liabilities
Current liabilities
Derivative financial instruments		245,692		245,692		2,971		2,971
Non-current liabilities
Derivative financial instruments						373,430		373,430

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

To determine the period of decline in the market value of Usiminas shares below their cost, CSN compared their average cost of acquisition as of the reporting date with the last date when the maximum quotation was above this weighted average. According to management, this analysis shows that neither USIM3 shares nor USIM5 shares presented a prolonged decline in their quotations, based on the Company’s policy.

To determine the decline percentage, we have analyzed volatility, which represents a dispersion measure of a share or market index returns. The more a share price varies over a short period of time, the higher is the risk of financial gain or loss if the share is traded and, therefore, volatility is a risk measure. The historical volatility of a share is calculated and taken into account to identify the expected fluctuation of the related instrument and measure the expected future volatility of the assessed equity instrument, and conclude if an instrument’s market value decline below its cost should or not be considered significant.

The table below illustrates this index for a twelve-year period (as from December 31, 2011), a sufficiently long period to eliminate volatility peaks caused by domestic and international economic crises:

Periods:	Volatility
	USIM3	USIM5
01/03/2000 to 12/31/2011	50.42%	48.57%

Based on this information, the criteria adopted by management, and the relevant accounting policies and legal rules, management concluded that the decline in the market value as compared to the acquisition cost of the USIM3 and USIM5 shares as of June 30, 2012, of 66.3% and 59.0%, respectively, should be considered a significant decline in the market value of these equity instruments.

Based on the qualitative and quantitative elements presented above, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

Beginning from that date , pursuant to a Company's policy, gains arising from the positive variation of the quotation of shares during the second six month-period ended December 31, 2012 amounting to R$730,812, net of income tax and social contribution, were recognized in other comprehensive income, net of income tax.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can impact, for example, the way an investment is recorded in the Company’s financial statements.

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

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,046,281	2,102,366	1,878,353	1,819,903
Fixed rate notes	6,067,555	6,811,081	5,183,690	5,832,364

IV            Financial risk management policy

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

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest as of December 31, 2012.

At December 31, 2012	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,326,439	6,803,471	10,538,367	10,616,451	30,284,728
Derivative financial instruments	245,692				245,692
Trade payables	1,957,789				1,957,789

At December 31, 2011
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

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

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of December 31, 2012 is as follows:

		12/31/2012
Foreign Exchange Exposure	(Amounts in US$ thousand)	(Amounts in € thousand)
Cash and cash equivalents overseas	6,106,055	2,551
Derivative guarantee margin	200,296
Trade receivables	348,361	32,298
Intercompany borrowings	61,628	92,322
Advances to suppliers	11,639	592
Other assets	3,478	37,118
Total assets	6,731,457	164,881
Borrowings and financing	(5,102,672)	(120,869)
Trade payables	(267,371)	(52)
Other liabilities	(36,951)
Intercompany borrowings	(13,997)
Total liabilities	(5,420,991)	(120,921)
Gross exposure	1,310,466	43,960
Notional amount of derivatives contracted	66,557	(90,000)
Net exposure	1,377,023	(46,040)

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

As of December 31, 2012, the Company had a long position in exchange swap of US$10,000,000 (US$367,856,000 as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.5% per year on average (in 2011, exchange rate change plus 3.4541% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company had a short position in a foreign exchange swap of US$100,000.000, where we paid, in the short position, exchange rate change plus interest of 2.39% per year.

As of December 31, 2012, the consolidated position of these contracts is as follows:

•         US dollar-to-real exchange swap

		12/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$ thousand)	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount (US$ thousand)	Asset position	Liability position	Amounts receivable/ (payable)
HSBC	6/17/2013	3,327	6,865	(6,992)	(127)	101,317	192,919	(176,554)	16,365
Bradesco	5/13/2013 to 7/1/2013	14,971	30,961	(31,101)	(140)	3,327	6,279	(5,743)	536
Banco do Brasil	1/2/2013	3,327	6,885	(6,447)	438	6,654	12,605	(12,413)	192
Santander	10/1/2013 to 1/2/2015	14,990	33,115	(30,061)	3,054	14,990	28,900	(28,416)	484
Goldman Sachs	1/2/2013	3,327	6,880	(6,457)	423	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	54,634	(49,147)	5,487	24,952	46,980	(47,960)	(980)
JP Morgan	12/16/2013	1,663	3,401	(3,490)	(89)	9,981	19,127	(18,556)	571
Société Générale						16,635	30,554	(29,362)	1,192
		66,557	142,741	(133,695)	9,046	367,856	708,538	(671,518)	37,020

•         Real-to-US dollar exchange swap

				12/31/2011
	Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)
Counterparties		Asset position	Liability position	Amount (payable)
Goldman Sachs	(70,000)	130,266	(130,787)	(521)
Santander	(30,000)	55,704	(56,030)	(326)
	(100,000)	185,970	(186,817)	(847)

The position of outstanding transactions was recorded in the Company’s assets amounting to R$9,046 as of December 31, 2012 (R$37,020 in assets and R$847 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a gain totaling R$17,065 for 2012 (loss of R$115,490 for 2011), of which R$8,019 refers to settled transactions (see Note 25).

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As at December 31, 2012, the consolidated position of these contracts is as follows:

			12/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (€ thousand)	Asset position	Liability position	Amount (payable)	Notional amount (€ thousand)	Asset position	Liability position	Amount receivable
Itaú BBA	10/1/2013	40,000	51,793	(52,876)	(1,083)
HSBC	10/1/2013	25,000	32,373	(33,047)	(674)	25,000	51,469	(48,556)	2,913
Goldman Sachs	10/1/2013	25,000	32,363	(33,047)	(684)	40,000	128,761	(121,389)	7,372
Deutsche Bank						25,000	51,521	(48,556)	2,965
		90,000	116,529	(118,970)	(2,441)	90,000	231,751	(218,501)	13,250

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$2,441  as of December 31, 2012 (R$13,250 in assets as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$5,116 for 2012 (gain of R$9,574 for 2011), of which R$2,675  refers to transactions already settled (see Note 25).

•         US dollar-to-Euro exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of December 31, 2012, the gross position was US$6,162  and the net position was US$38,230  (including the derivatives below).

		12/31/2012				12/31/2011
		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)	Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
BES	9/28/2013	44,392	90,687	(94,928)	(4,241)	20,208	38,017	(34,049)	3,968
BNP						15,000	28,219	(25,453)	2,766
		44,392	90,687	(94,928)	(4,241)	35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$4,241 as of December 31, 2012 (R$6,734  in assets as of December 31, 2011) and its consolidated results recognized in the finance income (costs) as a loss totaling R$8,065  for 2012 (gain of R$16,501  for 2011), of which R$3,824  refers to transactions already settled (see Note 25).

•         Yen-to-US dollar exchange swap

		12/31/2012				12/31/2011
		Notional amount (yen)	Accounting position		Fair value (market)	Notional amount (yen)	Accounting position		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	237,525	(236,964)	561	59,090,000	374,455	(373,430)	1,025
		59,090,000	237,525	(236,964)	561	59,090,000	374,455	(373,430)	1,025

The net effects were recognized in the finance income (costs) as a gain amounting to R$307 for 2012 (gain of R$1,460 for 2011).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in assets, amounting to R$9,046. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.5326;

- Scenario 2: (50% real appreciation) R$-US$ parity of 1.0218;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.5544;

- Scenario 4: (50% real depreciation) R$-US$ parity of 3.0653.

						12/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.0435	1.5326	1.0218	2.5544	3.0653

Net currency swap	US dollar fluctuation	66,557	(34,002)	(68,005)	34,002	68,005

Exchange exposure in functional currency R$	US dollar fluctuation	1,310,466	(669,484)	(1,338,969)	669,484	1,338,969
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	1,377,023	(703,486)	(1,406,974)	703,486	1,406,974
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$2,441. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 2.0216;

- Scenario 2: (50% real appreciation) R$-Euro parity of 1.3477;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.3693;

- Scenario 4: (50% real depreciation) R$-Euro parity of 4.0431.

						12/31/2012
	Risk	Notional amount (€ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.6954	2.0216	1.3477	3.3693	4.0431

Net currency swap	Euro fluctuation	(90,000)	60,647	121,293	(60,647)	(121,293)

Exchange exposure in functional currency R$	Euro fluctuation	43,960	(29,622)	(59,245)	29,622	59,245
(not including exchange derivatives above)

Consolidated exchange exposure	Euro fluctuation	(46,040)	31,025	62,048	(31,025)	(62,048)
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$4,241. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 0.9893;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6595;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.6488;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 1.9785.

						12/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.3190	0.9893	0.6595	1.6488	1.9785

Net currency swap	US dollar fluctuation	44,392	(14,638)	(29,277)	14,638	29,277

Exchange exposure in functional currency euro	US dollar fluctuation	(6,162)	2,032	4,064	(2,032)	(4,064)
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	38,230	(12,606)	(25,213)	12,606	25,213
(including exchange derivatives above)

•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of December 31, 2012 is US$64,500,000, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

As at December 31, 2012, the position of these contracts is as follows:

		12/31/2012					12/31/2011
		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Countraparties	Transaction maturity	2012	Asset position	Liability position	Amount payable	Transaction maturity	2011	Asset position	Liability position	Amount payable
CSFB	11/13/2012	64,500	109,540	(110,226)	(686)	2/13/2012	107,500	182,432	(184,556)	(2,124)

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$686  as of December 31, 2012 (R$2,124 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$9,166  for 2012, of which R$8,480  refers to transactions already settled (loss of R$20,594 for 2011).

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$686. The Company considered the scenarios below for the LIBOR (US$) and CDI interest rates volatility.

						12/31/2012
	Notional amount (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	64,500	(Libor) US$	(8,224)	(9,717)	8,224	9,717

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2012 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a.	12/31/2012	12/31/2011
TJLP	5.50	9,667	1,372
Libor	0.51	6,607	7,941
CDI	6.90	50,391	72,607

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

	Other comprehensive income
	12/31/2012	12/31/2011
Net change in available-for-sale assets	732.141	(767.015)

The Company considers as probable scenario the amounts recognized at market values as of December 31, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2012. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the scenarios below for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

		Impact on equity
Companies	Probable	25%	50%	25%	50%
Usiminas	730,812	200,536	401,072	(200,536)	(401,072)
Panatlântica	1,329	2,738	5,476	(2,738)	(5,476)
	732,141	203,274	406,548	(203,274)	(406,548)

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$426,328 (R$407,467 as of December 31, 2011); this amount is invested at Deutsche Bank and Credit Suisse as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN. In addition to this amount, the Company has, through its jointly controlled entity MRS, R$8,833 (R$8,227 as of December 31, 2011) linked to financing transactions with BNDES, which is part of the guarantee of these transactions.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Payables to related parties (Note 18 b and c )	284,226	185,707	3,103,237	3,094,453
Unrealized losses on derivatives (Note 13 I)	245,692	2,971		373,430
Dividends payable to Company owners (Note 18 a)	155,537	622,164
Dividends payable non-controlling shareholders	146,081	306,760
Advances from customers	32,411	23,868
Taxes in installments (Note 15)	167,282	313,201	1,085,079	1,922,283
Profit sharing - employees	12,467	131,755
Other payables	177,654	142,019	200,135	203,354
	1,221,350	1,728,445	4,388,451	5,593,520

15.   TAXES IN INSTALLMENTS

The position of the debts arising from tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

	Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Federal REFIS (a)	120,441	276,924	998,668	1,817,817
Other taxes in installments (b)	46,841	36,277	86,411	104,466
	167,282	313,201	1,085,079	1,922,283

a)             Tax Recovery Program (REFIS)

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingences in progress.  In July 2010, the Company elected offset income tax and social contribution carryforwads against the last four installments of the installment plan, as allowed by relevant legislation.

In February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, administrative appeals or legal proceedings. In the first quarter of 2010, the negative effect before income tax and social contribution of R$42,365 was accounted for in other operating income and expenses and in finance income (costs) (see 24 e 25).

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11,941/09, payable in 180 SELIC-adjusted installments.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) that allows that part of this excess is used by the Company to partially settle the remaining balance of the tax installment program under Law 11,941/09 through offset, with the benefits granted to payments in cash. In light of this PGFN guidance and supported by previous court rulings, the Company carried out this offset. The balance of this excess deposit as of December 31, 2012 after these offsets was R$84,392 (R$806,103 as of December 31, 2011), recognized in line item Credits with the PGFN/RFB, in other non-current assets. The offset generated a net finance income gain net of taxes (pursuant to Law 11,941/09) of R$115,457 (see note 25).

b)             Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

16.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

		12/31/2012		12/31/2011
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	178,657	101,795	94,317	353,778
Social security and labor	289,832	162,513	284,556	131,443
Civil	109,915	42,562	94,183	50,909
Environmental	7,056		6,906
Judicial deposits		11,401		26,928
	585,460	318,271	479,962	563,058
Legal obligations challenged in courts:
Tax
Salary premium for education	24,077	46,193	33,121	36,189
Income tax on ”Plano Verão”	20,892	348,969	20,892	345,676
Other provisions	97,157	19,233	104,488	9,788
	142,126	414,395	158,501	391,653
	727,586	732,666	638,463	954,711

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended December 31, 2012 were as follows:

			Current + non-current				Current
Nature	12/31/2011	Additions	Inflation adjustment	Utilization	12/31/2012	12/31/2012	12/31/2011
Tax	252,818	127,842	5,613	(65,490)	320,783		220
Social security	61,541	1,552	2,858	(22,093)	43,858
Labor	223,015	42,756	29,377	(49,174)	245,974	245,974	204,615
Civil	94,183	29,101	3,347	(16,716)	109,915	109,915	87,343
Environmental	6,906		150		7,056
	638,463	201,251	41,345	(153,473)	727,586	355,889	292,178

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

a) Tax lawsuits

I - Income tax and social contribution

“Verão” Plan - CSN is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of December 31, 2012, there is an amount of R$348,969 (R$345,676 as of December 31, 2011) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2011), which represents the portion not recognized by the courts.

II - Salary premium for education - "Salário Educação"

CSN has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

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

As of December 31, 2012 the accrued amount totals R$24,077 (R$33,121 as of December 31, 2011) and the judicial deposit amounts to R$46,193 (R$36,189 as of December 31, 2011).

III - Other

CSN has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$97,157 as of December 31, 3012 (R$102,965 as at December 31, 2010), which includes legal charges.

b) Payroll and related taxes

As of December 31, 2012, the Group is a defendant in 12,080 labor lawsuits, for which a provision has been recorded in the amount of R$245,974 (R$223,015 as of December 31, 2011). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

c) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$109,915 as of December 31, 2012 (R$102,486 as of December 31, 2011)

d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This proceeding is classified as risk of possible loss.

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$7,056 (R$6,906 as of December 31, 2011).

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

▪  Other Administrative and Judicial Processes

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$14,632,211, of which R$1,137,412  related to labor and social security lawsuits, R$615,291  to civil lawsuits, and R$30,033  to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$12,849,475 and are described below:

a)      R$1,968,138 refers to the assessment notice issued against the Company and its jointly controlled entity Namisa  for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the possibility of an unfavorable outcome as possible. The total amount of the assessment against Namisa is R$256 million, however, as we only hold a 60% interest in Namisa, when calculating the total amount of these assessments we include only R$154 million, or 60% of the amount for Namisa;

b)      R$6,079,359 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction. In light of the evidence that shows that such sale was not completed, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

c)      R$1,047,950 refers to 60% of the tax assessment notice issued against CSN’s jointly controlled entity NAMISA, concurrently with the tax assessment notice described in “b” above, for having allegedly utilized in an incorrect manner, in 2009 and 2011, goodwill arising on the investment made by the Japanese-Korean consortium in direct subsidiary NAMISA, which was subsequently merged. In light of the arguments that show that the goodwill utilization was legal based on existing previous administrative court rulings, our outside legal counsel classified the possibility of an unfavorable outcome to NAMISA as possible. The total amount of this assessment is R$ 1,747 million, however, as we only hold a 60% interest in Namisa, when calculating the amount of this particular assessment we include only 60% of the total amount.

d)      R$3,754,028 related to other tax proceedings (federal, state and municipal) and social security.

17.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of December 31, 2012, a provision is recognized in the amount of R$386,114 (R$312,612 as of December 31, 2011) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through December 31, 2012 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

b) Decommissioning of assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of December 31, 2012 is R$27,326 (R$24,327 as of December 31, 2011).

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Siderurgia	143,563	574,267
Rio Iaco	11,974	47,897
Total at 12/31/2012	155,537	622,164
Total at 12/31/2011	622,164	777,706	184,987

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)     Transactions with jointly controlled entities and associates

•  Assets

Companies	Trade receivables	Loans/ Prepayment (1)	Other	Total

Joint controlled entities
Nacional Minérios S.A.	72,929	125,938	2,908	201,775
MRS Logística S.A.	58			58
CBSI - Companhia Brasileira de Serviços e Infraestrutura			4,476	4,476
CGPAR - Contrução Pesada S.A.			13,854	13,854
Associates
Arvedi Metalfer do Brasil S.A.		5,063		5,063
Total at 12/31/2012	72,987	131,001	21,238	225,226
Total at 12/31/2011	31,741	117,086		148,827

(1)  Nacional Minérios SA - Refers to Prepayment operations with indirect subsidiary CSN Europe, CSN and CSN Portugal Iberia. Contract in US$: interest of 5.37% pa to 6.8% pa maturing in June, 2015. On December 31, 2012, loans totaling R$125,938 (R$117,086 as of December 31, 2011), of which R$58 classified in short term (R$1,537 as of December 31, 2011) and R$125,880 classified in long term (R$115,549 as of December 31, 2011).

•  Liabilities

Companies	Other payables		Borrowings (1)	Trade payables	Total
	Accounts payables	Advances from customers (4)
Joint controlled entities
Nacional Minérios S.A.	5,728	3,374,528	28,603		3,408,859
MRS Logística S.A.	6,988			72	7,060
CBSI - Companhia Brasileira de Serviços e Infraestrutura				3,796	3,796
CGPAR - Contrução Pesada S.A.				2,454	2,454
Total at 12/31/2012	12,716	3,374,528	28,603	6,322	3,422,169
Total at 12/31/2011	8,966	3,270,663	25,567	7,085	3,312,281

(1)  Nacional Minérios S.A. - Refers to loan with indirect subsidiaries Namisa Europe, Lda and CSN Europe Lda Contract in US$: interest of 5.37% pa maturing in June, 2015. On December 31, 2012, the loans amounted to R$28,603 (R$25,567 as of December 31, 2011).

•  Profit or loss

Companies	Revenue			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Jointly controlled entities
Nacional Minérios S.A.	563,203	19,385	582,588	6,531	397,991	404,522
MRS Logística S.A.				252,365		252,365
CBSI - Companhia Brasileira de Serviços e Infraestrutura				33,721		33,721
CGPAR - Contrução Pesada S.A.				7,972		7,972
Associates
Arvedi Metalfer do Brasil S.A.		87	87
Total em 12/31/2012	563,203	19,472	582,675	300,589	397,991	698,580
Total em 12/31/2011	378,020	29,300	407,320	314,108	389,059	703,167

The main transactions carried out by CSN with its subsidiaries and jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, steel, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

c)     Other unconsolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

The balances and transactions between the Company and these entities are as follows:

I) Assets and liabilities

Companies	Assets				Liabilities
	Trade receivables	Loans (1) / Banks	Actuarial asset	Total	Accounts payables	Actuarial liability	Total
CBS Previdência (Nota 28)			93,546	93,546	26	17,939	17,965
Fundação CSN	1,828	903		2,731	88		88
Banco Fibra		72		72
Usiminas	10,802			10,802	52		52
Panatlântica	31,981			31,981
Companhia de Gás do Ceará					53		53
Total at 12/31/2012	44,611	975	93,546	139,132	219	17,939	18,158
Total at 12/31/2011	54,871	72		54,943	531	11,673	12,204

(1)     Fundação CSN – R$ contracts: interest equivalent to 102% of CDI with final maturity in June 2016. As of December 31, 2012, borrowings total R$903, of which R$154 classified in short term and R$749  is classified in long term.

ii) Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Income from pension fund	Total	Expenses on pension fund	Purchases / other expenses	Total
CBS Previdência			36,355	36,355	11,618		11,618
Fundação CSN		3		3		2,048	2,048
Usiminas	79,571			79,571		1,692	1,692
Panatlântica	377,646			377,646
Ibis Participações e Serviços						7,255	7,255
Companhia de Gás do Ceará						2,187	2,187
Total at 12/31/2012	457,217	3	36,355	493,575	11,618	13,182	24,800
Total at 12/31/2011	575,167			575,167	51,595	22,152	73,747

d)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2012.

	12/31/2012	12/31/2011
	Profit or loss
Short-term benefits for employees and officers	30,539	28,226
Post-employment benefits	115	91
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	30,654	28,317

n/a – not applicable

e)     Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2012 is R$4,540,000 (R$1,680,947 as of December 31, 2011) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2011) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of December 31, 2012 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of December 31, 2012, the Company did not have any treasury shares.

v. Ownership structure

As of December 31, 2012, the Company’s ownership structure was as follows:

		12/31/2012		12/31/2011
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	31,773,516	2.18%
JP Morgan Chase Bank - ADRs	342,997,950	23.53%	373,772,695	25.64%
BOVESPA	318,761,118	21.85%	283,722,173	19.45%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

20.   PAYMENT TO SHAREHOLDERS

12/31/2012
Profit (loss) for the year	(420,113)
Reversal of Investment reserve	776,549
Reversal of statutory working capital reserve	503,564
Profit for allocation	860,000

Proposed allocation:
Approved dividends	300,000
Interest on capital proposed	560,000
Total dividends and interest on capital	860,000

Weighted average number of shares	1,457,970
Dividends and interest on capital per share	(0.58986)

21.   INTEREST ON CAPITAL

On March 26,2013, the Board of Directors´approved interest on capital payment amounting to R$560,000.

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on shareholders' equity, limited to 50% of pretax profit for the period or the higher of 50% of retained earnings and profit reserves, might being used the higher of these two limits according to prevailing legislation.

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	12/31/2012	12/31/2011
Gross revenue
Domestic market	13,784,307	13,366,345
Foreign market	6,444,540	6,417,397
	20,228,847	19,783,742
Deductions
Cancelled sales and discounts	(345,914)	(257,888)
Taxes levied on sales	(2,986,669)	(3,006,270)
	(3,332,583)	(3,264,158)
Net revenue	16,896,264	16,519,584

23.   EXPENSES BY NATURE

	12/31/2012	12/31/2011
Raw materials and inputs	(4,941,134)	(3,927,105)
Labor cost	(1,582,481)	(1,647,545)
Supplies	(1,107,955)	(1,084,440)
Maintenance cost (services and materials)	(1,219,385)	(969,376)
Outsourcing services	(2,975,992)	(1,981,025)
Depreciation, amortization and depletion (Note 10 b)	(1,215,854)	(929,368)
Other (*)	(537,444)	(441,678)
	(13,580,245)	(10,980,537)

Classified as:
Cost of sales (Note 26)	(12,072,206)	(9,800,844)
Selling expenses (Note 26)	(931,525)	(604,108)
General and administrative expenses (Note 26)	(576,514)	(575,585)
	(13,580,245)	(10,980,537)

(*) Includes increase/reduction in finished goods and work in process, and sundry expenses of the group of plant administrative expenses.

24.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2012	12/31/2011
Other operating income
Sale of Riversdale shares (Note 9)		698,164
Sale of securities
Reversal of actuarial liability/provision for actuarial asset	43,749
Reversal of provisions	1,953	3,091
Dividends received from third parties	301	14,199
Other Income		3,723
	46,003	719,177

Other operating expenses
Taxes and fees	(94,846)	(37,499)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(280,113)	(75,823)
Contractual, nondeductible fines	(61,396)	(45,537)
Depreciation of unused equipment	(14,797)	(33,674)
Residual value of permanent assets written off	(5,246)	(62,917)
Allowance for inventory losses	(16,082)	(22,203)
Research and development costs	(61,053)	(42,050)
Pension plan expenses	(5,256)	(62,313)
Healthcare plan expenses (Note 28 e)	(51,234)	(42,306)
Impairment adjustment		(60,861)
Impairment of available-for-sale assets (Note 13 II)	(2,022,793)
Amortization of purchase price allocation - business combination	(60,745)
Other expenses	(45,812)
	(2,719,373)	(501,302)
Other operating income (expenses)	(2,673,370)	217,875

25.   FINANCE INCOME (COSTS)

	12/31/2012	12/31/2011
Finance income
Related parties (Note 18 b and c)	19,475	29,300
Income from short-term investments	237,865	538,882
Net effect of REFIS - Law 11,941/09 and MP 470/09	115,457
Other income	43,984	149,268
	416,781	717,450
Finance costs
Borrowings and financing - foreign currency	(709,688)	(639,197)
Borrowings and financing - local currency	(1,550,942)	(1,622,365)
Related parties (Note 18 b)	(397,991)	(389,059)
Capitalized interest (Notes 10 and 32)	409,498	353,156
Losses on derivatives (*)	(9,166)	(20,594)
Net effect of REFIS - Law 11,941/09 and MP 470/09		(77,335)
Interest, fines and late payment charges	(158,936)	(264,359)
Other finance costs	(177,715)	(224,168)
	(2,594,940)	(2,883,921)
Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(144,446)	(37,451)
Exchange differences	326,009	286,074
Exchange gains (losses) on derivatives (*)	4,191	(87,955)
	185,754	160,668

Finance costs, net	(1,992,405)	(2,005,803)

(*) Statement of gains and losses on derivative transactions
Dollar to real swap	17,065	(115,490)
Euro to dollar swap	(5,116)	9,574
Dollar to euro swap	(8,065)	16,501
Yen to dollar swap	307	1,460
	4,191	(87,955)
Libor to CDI swap	(9,166)	(20,594)
	(9,166)	(20,594)
	(4,975)	(108,549)

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel per year.

For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining. The high–quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the jointly controlled entity Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third-party iron ore. Furthermore, CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•                     Logistics

i. Railroad

CSN has equity interests in two railroad companies: MRS Logística S.A.,  in which we share control, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and our controlled subsidiary Transnordestina Logística S.A., which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government are making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

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

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Profit or loss
Metric tons (thou.) - (unaudited) (*)	5,828,718	20,181,321				1,972,020
Revenues
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(530,657)	10,495,641
Foreign market	2,324,038	3,772,104					304,481	6,400,623
	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(226,176)	16,896,264
Cost of sales and services (Note 23)	(8,867,820)	(2,449,839)	(82,585)	(729,684)	(153,031)	(286,316)	497,069	(12,072,206)
Gross profit	1,934,462	2,035,710	68,929	337,072	75,636	101,356	270,893	4,824,058
General and administrative expenses (Note 23)	(616,976)	(59,404)	(20,482)	(95,246)	(21,792)	(68,195)	(625,944)	(1,508,039)
Depreciation (Note 10 b)	750,507	190,019	6,653	139,386	17,238	26,902	85,149	1,215,854
Adjusted EBITDA	2,067,993	2,166,325	55,100	381,212	71,082	60,063	(269,902)	4,531,873

								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	30,495	2,971,131					239,707	3,241,333
North America	585,505	16,589					3,381	605,475
Latin America	203,069							203,069
Europe	1,491,195	784,384					71,268	2,346,847
Other	13,774						(9,875)	3,899
Foreign market	2,324,038	3,772,104					304,481	6,400,623
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(530,657)	10,495,641
TOTAL	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(226,176)	16,896,264

								12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Profit or loss
Metric tons (thou.) - (unaudited) (*)	4,895,581	23,849,514				1,754,596
Revenues
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
Foreign market	1,287,274	5,021,814					68,580	6,377,668
	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	(496,216)	16,519,584
Cost of sales and services (Note 23)	(7,038,168)	(2,185,149)	(85,474)	(667,186)	(105,497)	(268,432)	549,062	(9,800,844)
Gross profit	2,439,569	3,670,809	57,304	355,699	77,995	64,518	52,846	6,718,740
General and administrative expenses (Note 23)	(471,003)	(63,967)	(18,303)	(90,020)	(25,408)	(67,712)	(443,280)	(1,179,693)
Depreciation (Note 10 b)	606,810	161,655	5,674	105,454	22,495	23,222	4,058	929,368
Adjusted EBITDA	2,575,376	3,768,497	44,675	371,133	75,082	20,028	(386,376)	6,468,415

								12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	31,255	4,188,229					61,774	4,281,258
North America	502,486							502,486
Latin America	147,363							147,363
Europe	560,880	833,585					24,120	1,418,585
Other	45,290						(17,314)	27,976
Foreign market	1,287,274	5,021,814					68,580	6,377,668
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
TOTAL	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	(496,216)	16,519,584

								12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Profit or loss
Metric tons (thou.) - (unaudited) (*)	4,795,851	18,554,984				991,789
Revenues
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
Foreign market	1,162,539	3,041,166						4,203,705
Cost of sales and services	(6,225,820)	(1,252,474)	(70,046)	(521,747)	(41,579)	(163,631)	392,571	(7,882,726)
Gross profit	3,700,189	2,362,668	49,269	316,689	71,938	38,210	28,821	6,567,784
Selling and administrative expenses	(443,100)	(69,068)	(16,590)	(70,644)	(25,555)	(43,119)	(350,759)	(1,018,835)
Depreciation	519,411	145,817	5,577	102,629	22,501	13,648	(3,414)	806,169
Adjusted EBITDA	3,776,500	2,439,417	38,256	348,674	68,884	8,739	(325,352)	6,355,118

								12/31/2010
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroad
Sales by geographical area
Asia	40,752	2,513,499						2,554,251
North America	432,229							432,229
Latin America	193,692							193,692
Europe	454,997	527,667						982,664
Other	40,869							40,869
Foreign market	1,162,539	3,041,166						4,203,705
Domestic market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
TOTAL	9,926,009	3,615,142	119,315	838,436	113,517	201,841	(363,750)	14,450,510

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses). Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

	12/31/2012	12/31/2011
(Loss)/Profit for the year	(480,574)	3,667,234
Depreciation (Note 10 b)	1,215,854	929,368
Income tax and social contribution (Note 8)	(870,134)	83,885
Finance income (Note 25)	1,992,405	2,005,803
EBITDA	1,857,551	6,686,290
Other operating income (expenses) (Note 24)	2,673,370	(217,875)
Share of profits of investees	952
Adjusted EBITDA	4,531,873	6,468,415

27.   EARNINGS (LOSS) PER SHARE (EPS)

Basic earnings (loss) per share:

Basic earnings (loss) per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2012	12/31/2011
	Common shares
Profit (loss) for the year
Attributed to owners of the Company	(420,113)	3,706,033
Weighted average number of shares	1,457,970	1,457,970
Basic and diluted EPS	(0.28815)	2.54191

28.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2012 CBS had 33,037 participants (31,482 as of December 31, 2011), of whom 18,262 were active contributors (16,603 as of December 31, 2011), 9,587 were retired employees (9,705 as of December 31, 2011), and  5,188 were related beneficiaries (5,174 as of December 31, 2011). Out of the total participants as of December 31, 2012, 13,726 belonged to the defined benefit plan, 18,150 to the mixed plan, and 1,481 to the CBSPrev Namisa plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2012, CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2011). The total plan assets of the entity amounted to R$4.3  billion as of December 31, 2012 (R$3.8 billion as of December 31, 2011). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

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

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

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

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.             Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

	12/31/2012	12/31/2012	12/31/2011
	Actuarial asset (*)	Actuarial liability
Pension plan benefits	93,546	17,939	11,673
Post-employment healthcare benefits		547,652	457,377
	93,546	565,591	469,050

(*) Beginning 2012, the Company decided  to recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans, in accordance with paragraph 59 of  IAS 19 Employee Benefits.

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2012	12/31/2011
Present value of defined benefit obligations	2,666,261	2,153,649
Fair value of plan assets	(2,923,483)	(2,384,450)
(surplus)	(257,222)	(230,801)
Restriction to actuarial assets due to recovery limitation	181,615	174,926
(assets), net	(75,607)	(55,875)
Liabilities	17,939	11,673
Assets	(93,546)	(67,548)
Net (assets)/liabilities recognized in the balance sheet	(75,607)	11,673

Changes in the present value of defined benefit obligation during 2012 are as follows:

	12/31/2012	12/31/2011
Present value of obligations at the beginning of the year	2,153,649	1,982,556
Cost of services	5,801	5,579
Interest cost	215,850	202,242
Benefits paid	(193,563)	(178,402)
Actuarial loss	484,524	141,674
Present value of obligations at the end of the year	2,666,261	2,153,649

Changes in the fair values of plan assets during 2012 are as follows:

	12/31/2012	12/31/2011
Fair value of assets at the beginning of the year	(2,384,450)	(2,316,018)
Expected return on plan assets	(272,406)	(260,163)
Sponsors' contributions	(3,797)	(67,709)
Participants' contributions
Benefits paid	193,563	178,402
Actuarial (losses)/gains	(456,393)	81,038
Fair value of assets at the end of the year	(2,923,483)	(2,384,450)

The amounts recognized in the income statement for the year ended December 31, 2012 are comprised as follows:

	12/31/2012	12/31/2011
Cost of current services	5,801	5,579
Interest cost	215,850	202,242
Expected return on plan assets	(272,406)	(260,163)
Sponsors' contributions transferred in prior year	(3,797)	(67,709)
	(54,552)	(120,051)
Total unrecognized (income) (*)	(37,477)	(16,374)
Total (income) recognized in the income statement	(17,075)	(103,677)
Total costs (revenue), net	(54,552)	(120,051)

(*) Effect of the limit of paragraph 58 (b) of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2012 are as follows:

	12/31/2012	12/31/2011
Actuarial losses	28,131	222,712
Restriction due to recovery limitation	6,688	(105,655)
	34,819	117,057
Actuarial (gains) and losses recognized in other comprehensive income	(2,657)	28,048
Unrecognized actuarial losses (*)	37,476	89,009
Total cost of actuarial (gains) and losses	34,819	117,057

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligations	2,666,261	2,153,649	1,982,556	1,731,767	(1,415,029)
Fair value of plan assets	(2,923,483)	(2,384,450)	(2,316,018)	(2,160,158)	1,396,350
(surplus)	(257,222)	(230,801)	(333,462)	(428,391)	(18,679)
Experience adjustments to plan obligations	484,524	141,674	225,341	287,146
Experience adjustments to plan assets	456,393	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

	12/31/2012	12/31/2011
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Nominal discount rate	9.31%	10.46%
Inflation rate	5.00%	4.60%
Nominal salary increase rate	6.05%	5.65%
Nominal benefit increase rate	5.00%	4.60%
Rate of return on investments (*)	9.31%	11,52% - 12,24%
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans	Millennium plan 2% p.a., nil for DB plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2012	12/31/2011
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17
Longevity at age of 65 for current participants who are 40
Male	19.55	19.55
Female	22.17	22.17

Allocation of plan assets:

		12/31/2012		12/31/2011
Variable income	110,668	3.79%	360,958	15.14%
Fixed income	2,631,187	90.00%	1,756,831	73.68%
Real estate	118,739	4.06%	190,756	8.00%
Other	62,889	2.15%	75,905	3.18%
Total	2,923,483	100.00%	2,384,450	100.00%

The actual return on plan assets was R$728,800 as of December 31, 2012  (R$179,126  as of December 31, 2011).

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2012 was R$5,256 (R$67,276 as of December 31, 2011).

For the mixed plan, which has defined contribution components, the expense as of December 31, 2012 was R$31,657  (R$29,487  as of December 31, 2011).

For the defined contribution plan CBSPrev Namisa, the expense in 2012 was R$1,466.

d.             Expected contributions

Expected contributions of R$3,291  will be paid to defined benefits plans in 2013.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,980  will be paid in 2013.

e.             Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents.   The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional – CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2012	12/31/2011
Present value of obligations	547,652	457,377
Liabilities	547,652	457,377

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2012	12/31/2011
Actuarial liabilities at the beginning of the year	457,377	367,839
Interest on actuarial obligation	45,967	39,616
Sponsors' contributions transferred in prior year	(32,874)	(34,653)
Recognition of loss for the year	77,182	84,575
Actuarial liabilities at the end of the year	547,652	457,377

For the post-employment healthcare benefit plan, the expense as of December 31, 2012 was R$51,234 (R$42,306 as of December 31, 2011).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2012	12/31/2011
Actuarial loss on obligation	77,182	84,575
Loss recognized in shareholders' equity	77,182	84,575

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligation	547,652	457,377	367,839	317,145	(296,608)
Deficit/(surplus)	547,652	457,377	367,839	317,145	(296,608)
Experience adjustments to plan obligations	77,182	84,575	48,301	17,232	9,023

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2012		12/31/2011
	Increase	Decrease	Increase	Decrease
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	54,292	(46,668)	42,032	(35,916)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2012	12/31/2011
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	n/a	n/a
Household	Actual household	Actual household

Financial	12/31/2011	12/31/2011
Actuarial nominal discount rate	9.31%	10.46%
Inflation	5.00%	4.60%
Nominal increase in medical cost based on age	5,53% - 8,15%	9.41%
Nominal medical costs growth rate	8.15%	7.02%
Average medical cost	345.61	299.69

29.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Transnordestina	R$	Up to 5/8/2028 and indefinite	1,626,509	1,358,657	1,800	1,800	4,866	7,686	1,633,175	1,368,143

CSN Cimentos	R$	Up to 11/18/2014 and indefinite			25,403	30,213	42,397	30,097	67,800	60,310

Prada	R$	Up to 2/7/2014 and indefinite			10,133	9,958	21,616	2,440	31,749	12,398

Sepetiba Tecon	R$			700						700

Itá Energética	R$	9/15/2013	7,326	7,326					7,326	7,326

CSN Energia	R$	Up to 12/30/2012 and indefinite			4,192	2,392		2,336	4,192	4,728

Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003						1,003

Total in R$			3,634,838	3,366,683	41,528	44,363	68,879	42,559	3,745,245	3,453,605

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,000,000					1,200,000	1,000,000

Total in US$			3,900,000	3,700,000					3,900,000	3,700,000

CSN Steel S.L.	EUR	1/31/2020	120,000						120,000

Total in EUR			120,000						120,000
Total in R$			8,218,991	6,940,460					8,218,991	6,940,460
			11,853,829	10,307,143	41,528	44,363	68,879	42,559	11,964,236	10,394,065

30.   COMMITMENTS

a.             Take-or-pay contracts

As of December 31, 2012 and 2011, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Counterparty	Type of service	Agreement terms and conditions	2011	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	153,870	142,190	131,271	131,271	131,271	65,635	459,448

MRS Logística	Steel products transportation.	Transportation of at least 80% of annual volume agreed with MRS.	17,606	68,248	58,762	58,762	58,762	24,484	200,770

(*) MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	41,463	23,334

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	1,324	734	69,817				69,817

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	1,648	2,733	27,300	27,300	27,300	118,301	200,201

(*) ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	14,774	11,894

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	102,274	110,999	110,113	110,113	110,113	110,113	440,452

(*) CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume.	432,449	441,804

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	349,797	444,642	132,302	88,201			220,503

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	16,884	18,874	15,058	15,058	15,058	135,522	180,696

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	13,378	15,202	7,487	7,487	7,487	39,934	62,395

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	6,186	7,585	7,074	7,074	7,074	51,285	72,507

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	39,739	40,506	30,000	15,000			45,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	38,817	46,424	19,622				19,622
(*) in renegotiation phase.
			1,230,209	1,375,169	608,806	460,266	357,065	545,274	1,971,411

b.             Concession agreements

Minimum future payments related to government concessions as of December 31, 2012 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2013	2014	2015	After 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	86,322	86,322	86,322	884,804	1,143,770

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,011	7,011	7,011	80,039	101,072

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	117,913	125,922	125,922	881,455	1,251,212

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	23,838	23,838	23,838	238,384	309,898

		235,084	243,093	243,093	2,084,682	2,805,952

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

•                     Iron ore project

CSN projects producing 89 mtpa of iron ore products, including 50 mtpa at Casa de Pedra and 39 mtpa at Namisa.  In addition, a CSN is inventing in the expansion of the Itaguaí seaport, or TECAR, for a capacity of 84 mtpa.

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

•                     Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks.  The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel.  The investments are being financed by means of several agencies, such as the Northeast Investment Fund (FINOR), the Northeast Development Authority (SUDENE) and the BNDES. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The Company is the guarantor of BNDES loans for the Transnordestina project, which as of December 31, 2012 total R$410,675  (R$392,874  as of December 31, 2011). These loans are being used to finance the investments in Transnordestina’s infrastructure. The maximum amount of future payments that can be required from the guarantor under the guarantee is R$410,675.

•                     CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.0 million per year of coal and coke from CSN’s suppliers through the terminal, as well as handling ore shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 84 million metric tons of iron ore per year.

•                     Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million metric tons. CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

ii. High silicon ROM

On December 30, 2008, CSN also entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42 to 54 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

iii. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2012 to June 30, 2013.  Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas Tecar, Terminal Tecon, Namisa and CSN Cimentos.

CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

	12/31/2012	12/31/2011
Deferred income tax and social contribution paid	165,304	165,321
Addition to PP&E with interest capitalization	409,498	353,156
	574,802	518,477

33.   SUBSEQUENT EVENTS

•           CADE approval of merger on acquisition of Companhia Brasileira de Latas by Companhia Metalúrgica Prada

On February 20,2013, the merger on the acquisition of control, of Companhia Brasileira de Latas (“CBL”) by the Companhia Metalúrgica Prada (“PRADA”) was approved by the Conselho Administrativo de Defesa Econômica (“CADE”).

•           Export Credit Loans issue

The Company issued In the first quarter of 2013 Export Credit Loans totaling R$345,000.