Form 20-F
period 2013-12-31
NATIONAL STEEL CO
filed 2014-04-30
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

1	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
Phone: +55 11 3049-7588 Fax: +55 11 3049-7212

david.salama@csn.com.br
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

“U.S. dollars,” “$,” “U.S.$” or “USD” are to United States dollars;

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 contained in “Item 18. Financial Statements” have been presented in thousands of reais  (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). See Note 2(a) to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2013, 2012, 2011, 2010 and 2009.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, in reais. However, we have translated some of the real  amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2013 was R$2.343 to U.S.$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2013, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

Summary and Financial Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2013 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2013 as reported by the Central Bank of R$2.343 to U.S.$1.00. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

 We have applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. The financial statements as of and for the year ended December 31, 2012 and the opening balance sheet  as of January 1, 2012 have been  restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously. The selected financial data for the years ended December 31, 2011, 2010 and 2009 have not been retrospectively adjusted and, as a result, are not comparable with the information as of and for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
Income Statement Data:	2013	2013	2012	2011(2)	2010(2)	2009(2)
	(in million of U.S.$, except per share data)	(in million of R$, except per share data)
Net operating revenues	7,389	17,312	15,229	16,520	14,451	10,978
Cost of products sold	(5,302)	(12,423)	(11,259)	(9,801)	(7,883)	(7,211)
Gross Profit	2,087	4,889	3,970	6,719	6,568	3,768
Operating expenses
Selling	(373)	(875)	(774)	(604)	(482)	(447)
General and administrative	(207)	(486)	(468)	(576)	(537)	(480)
Equity in results of affiliated companies	67	158	642	-	-	-
Other expenses	(484)	(1,134)	(2,763)	(501)	(599)	(648)
Other income	242	567	111	719	49	1,369
Total	(755)	(1,770)	(3,252)	(962)	(1,569)	(206)

Operating income	1,332	3,120	719	5,757	4,998	3,561
Non-operating income (expenses), net
Financial income	73	171	391	717	643	586
Financial expenses	(1,145)	(2,683)	(2,543)	(2,723)	(2,555)	(832)

Income before taxes	259	608	(1,433)	3,751	3,087	3,315
Income tax
Current	(551)	(1,291)	(322)	(136)	(363)	(577)
Deferred	519	1,217	1,275	52	(207)	(123)

Total	228	534	(481)	3,667	2,516	2,615

Net income	228	534	(481)	3,667	2,516	2,615

Net loss attributable to noncontrolling interest	11	25	(61)	(39)	-	(4)

Net income attributable to Companhia Siderúrgica Nacional	217	509	(421)	3,706	2,516	2,619

Basic earnings per common share	0.14901	0.34913	-0.28815	2.54191	1.72594	175,478
Diluted earnings per common share	0.14901	0.34913	-0.28815	2.54191	1.72594	175,478

	As of December 31,
Balance Sheet Data:	2013	2013	2012	2011(2)	2010(2)	2009(2)
	(in million of U.S.$)	(in million of R$)
Current assets	7,001	16,403	19,099	21,945	15,794	12,835
Investments	5,756	13,487	10,840	2,088	2,104	322
Property, plant and equipment	6,364	14,911	18,519	17,377	13,777	11,133
Other assets	2,391	5,602	4,825	5,460	6,380	6,436

Total assets	21,512	50,403	53,283	46,870	38,055	30,726

Current liabilities	2,375	5,564	6,551	6,497	4,456	3,998
Non -current liabilities	15,694	36,770	37,724	31,956	25,776	20,139
Stockholders’ equity	3,444	8,069	9,008	8,417	7,823	6,589

Total liabilities and stockholders’ equity	21,512	50,403	53,283	46,870	38,055	30,726

Paid-in capital (in millions of R$)	1,938	4,540	4,540	1,681	1,681	1,681
Common shares (quantities)	622	1,457	1,457	1,457	1,457	1,457
Dividends declared and interest on stockholders’ equity (in millions of R$)¹	341	800	300	1,200	1,856	1,819
Dividends declared and interest on stockholders’ equity per common share (in reais)¹	0.23	0.55	0.21	0.82	1.27	1.25

(1)

Amounts consist of dividends declared and accrued interest on shareholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments made in 2013, see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

(2)

The selected financial data for the years ended December 31, 2011, 2010 and 2009 have not been retrospectively adjusted for the effects of the adoption of IFRS 10 and 11 as permitted by the transition guidance related to these standards. See note 2(y) and 3 to our consolidated financial statements.

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

Between 2000 and 2008, the real  fluctuated significantly against the U.S. dollar, reaching a peak of R$3.53 per U.S.$1.00 at the end of 2002 and a low of R$1.56 per U.S.$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated 31.9% against the U.S. dollar throughout 2008, reaching R$2.337 per U.S.$1.00 on December 31, 2008. From 2009 to 2011, the real appreciated 19.7% against the U.S. dollar and reached R$1.876 per U.S.$1.00 at year end 2011. In 2012, the real depreciated 17.6% and on December 31, 2012 the exchange rate was R$2.04 per U.S.$1.00. In 2013, the real depreciated 15% and on December 31, 2013 the exchange rate was R$2.343 per U.S.$1.00. On April 29, 2014 the exchange rate was R$2.220 per U.S.$1.00. The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real  may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the selling rate, expressed in reais  per U.S. dollar (R$/U.S.$), for the periods indicated:

Year ended	Low	High	Average (1)	Period-end
December 31, 2009	1.702	2.422	1.994	1.741
December 31, 2010	1.655	1.881	1.759	1.666
December 31, 2011	1.535	1.902	1.675	1.876
December 31, 2012	1.702	2.112	1.955	2.044
December 31, 2013	1.953	2.446	2.161	2.343

Month ended	Low	High	Average	Period-end
October 2013	2.161	2.213	2.189	2.203
November 2013	2.243	2.336	2.295	2.325
December 2013	2.310	2.382	2.346	2.343
January 2014	2.334	2.440	2.382	2.426
February 2014	2.333	2.424	2.384	2.333
March 2014	2.260	2.365	2.326	2.263
April 2014 (through April 29, 2014)	2.197	2.281	2.233	2.220
Source: Central Bank.
(1)	Represents the daily average of the close exchange rates during the period.

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

•       tax policies and regulations, including frequent changes in tax regulations that may result in uncertainties as to future taxation; and

•       other political, social and economic developments in or affecting Brazil.

Recent economic and political instability may lead to legislative or regulatory changes that could negatively affect us. In addition, such changes may also lead to further economic uncertainty and to heightened volatility and negative perception of the Brazilian securities markets which may adversely affect us and the trading price of our common shares.

Political crisis in Brazil in the past have affected the development of the Brazilian economy and the trust of foreign investors, as well as the public in general. Recent popular unrest in Brazil has led to large demonstrations in mid-2013, which serves as an example of the population’s growing dissatisfaction with corruption and certain political measures.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real  appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real  depreciated 32% against the U.S. dollar, closing at R$2.337 to U.S.$1.00 on December 31, 2008. For the years ended December 31, 2009 and 2010, the real  appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to U.S.$1.00 on December 31, 2009 and 2010, respectively. For the years ended December 31, 2011, 2012 and 2013 the real  depreciated 12.6%, 8.9% and 14.6%, respectively, against the U.S. dollar, closing at R$1.876,  R$2.044 and R$2.343 to U.S.$1.00, respectively. On April 29, 2014 the exchange rate was R$2.220 per U.S.$1.00.

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

In the event the real  depreciates in relation to the U.S. dollar, the cost in reais  of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We had total U.S. dollar-denominated or -linked indebtedness of R$10,875 million, or 39.03% of our total indebtedness, as of December 31, 2013.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Brazil has in the past experienced extremely high rates of inflation, which has led the government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the implementation of the Real  Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 6.5%, 5.8% and 5.9% in 2011, 2012 and 2013, respectively. Inflation and the Brazilian government’s inflation containment measures, mainly through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and interest rate decreases may trigger increases in inflation, with the consequent reaction of sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

Developments and perception of risk in other countries, especially other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, especially other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in, or economic policies of, other countries may diminish investors' interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or ADSs, and could also make it more difficult or impossible for us to access the capital markets and finance our operations on acceptable terms.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which has a substantial impact in the prices of our products and may adversely affect our results of operations.

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. Reduced demand can lead to overcapacity and excessive downtime, lower utilization of our significant fixed assets and therefore reduced operating profitability. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

In 2013, raw material costs accounted for 53.2% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 56.8 % of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

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

The steel industry has historically suffered from structural over-capacity which has recently worsened due to a substantial increase in production capacity in the developing world and particularly in China and India as well as other emerging markets. China is now, by far, the largest global steel producer and, in addition, Chinese and certain steel exporting countries have favorable conditions (excess steel capacity, undervalued currency or higher market prices for steel in markets outside of such countries), which can have a significant impact on steel prices in other markets. If we are not able to remain competitive in relation to China or other steel-producing countries, our results may be adversely affected in the future.

Since 2010, steel companies in Brazil have faced strong competition from imported products, mainly as a result of the reduction in demand for steel products in mature markets, the exchange rate appreciation and tax incentives. The Brazilian government adopted measures to contain imported products and, as a result, prices of imported products stabilized as compared to local products. These measures had a positive effect in 2011 and subsequent years, when imports were consistently reduced. If the Brazilian Government fails to act against cheaper subsidized steel imports and there is an increase in imports, our results of operations may be materially and adversely affected. Apart from direct steel imports, the Brazilian industry has also been facing competition from imported finished goods, which affects the whole steel chain.

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last few years, effectively driving global prices for iron ore and steel. In 2013, China accounted for 68% of the global seaborne iron ore trade. The percentage of our iron ore sales volume to consumers in China was 52% in 2013. A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry over-capacity, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest consumers of carbon steel in China, could also negatively impact our results.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to the increased production and export of steel by many countries, anti-dumping and countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In 2011, both the anti-dumping duties imposed by Argentina and the anti-dumping and countervailing duties imposed by the United States were terminated. Restrictions imposed by Canada on imports of hot-rolled products from Brazil remain in effect. In addition, technical or safety measures, such as those imposed by the European Union on imports of certain chemical substances contained either in products used to protect and/or pack steel products, may be adopted and as a result create barriers to steel exports. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities are subject to governmental authorizations, concessions, licenses or permits, which include environmental licenses for our infrastructure projects and concessions, such as for our railways. Although we believe that such authorizations, concession, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, as well as that no additional requirement will be imposed in connection with such request. Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits. We also cannot guarantee that our controlled entities that hold concessions will timely comply with its obligations under any relevant Concession Agreement or in Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs, entered into with governmental regulatory agencies. Any of these events may result in the loss or early termination of concessions. The loss or inability to obtain and/or renew any authorization, concession, permit or license, or changes in the regulatory framework that we operate in, may materially and adversely affect us.

In addition, if laws and regulations applicable to these authorizations, concessions, permits or licenses change, modifications to our technologies and operations could be required, and we may need to make unexpected capital expenditures. These changes and additional costs may have a negative impact on the profitability of our projects or even make certain projects economically or otherwise unfeasible.

Our activities are also subject to governmental regulation in the form of taxes, charges and royalties, which can have an important financial impact on our operations. The Brazilian Congress is currently reviewing a bill that proposes significant changes to the Mineral Code, including a potential increase of the royalties (CFEM) charged for our mining activities. See “Item 4B. Business Overview–Government Regulation and Other Legal Matters–Brazil – mining regulation –Mineral Rights and Ownership.”

We have a level of indebtedness which could make it more difficult or expensive to refinance our maturing debt and /or incur new debt.

As of December 31, 2013, our total debt outstanding amounted to R$27,864 million, consisting of R$2,674 million of short-term debt and R$25,190 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.” Although we had R$9,996 million of cash and cash equivalents as of December 31, 2013, our planned investments in all of our business segments will require a significant amount of cash over the course of 2014 and following years. See “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

The level of our indebtedness could affect our credit rating and ability to obtain any necessary financing in the future and increase our cost of borrowing. In addition, our level of indebtedness could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect our financial condition and results of operations and make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs.

Malfunctioning equipment or accidents on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, drillers, reclaimers, conveyor belts, crushing and screening equipment and shiploaders, as well as on internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage. In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas Steelworks, which prevented us from operating this blast furnace for approximately six months. Similar or any other significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

Our insurance policies may not be sufficient to cover all our losses

We maintain several types of insurance policies, in line with the risk management of our businesses, which attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, trade credit insurance, surety,  ports and terminal liabilities. We also have an operational risks policy for the Presidente Vargas Steelworks and some of our branches and subsidiaries for a total insured value of U.S.$500 million out of a total risk amount of U.S.$15.4 billion. Under the terms of this policy we remain responsible for the first U.S.$300 million in losses (material damages and loss of profits). The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us. The occurrence of one or more of these events may adversely affect our financial position.

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

Our steel making, mining, cement, energy and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health, safety and the environment.

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, water management and solid waste-handling regulations, restrictions on business expansions, native forest preservation requirements, and the obligation to create privately owned conservation areas, or RPPNs as an environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected for 2020 for the industrial sector (including steel making and cement sectors) and an action plan for the sector is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established. In addition, the state of Rio de Janeiro, through its State Environmental Agency (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. The federal government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for more strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations is currently being developed by the Department of Geology, Mining and Mineral Processing from the Ministry of Mines and Energy, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

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

In addition, we may be requested to enter into TACs with Brazilian regulators and agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC in a timely manner, we may be exposed to penalties, such as fines, revocation of permits, or closure of facilities. See “Item 4B. Government Regulation and Other Legal Matters – Environmental Expenditures and Claims and Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.”

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

We currently operate parts of our business through joint-ventures and consortia with other companies. We have, among others, established a joint-venture with an Asian consortium at our 60% joint-controlled investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint-venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint-venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil a joint-venture with Tractebel Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity, and a consortium with Vale S.A., Votorantim Metais Zinco S.A., CEMIG Geração e Transmissão S.A. and Anglo Gold Ashant Córrego do Sítio Mineração S.A. at Igarapava Hydroelectric Power Plant to produce electricity.

Our forecasts and plans for these joint-ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint-ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint-venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. In addition, certain of our joint-venture agreements also provide for customary dispute and deadlock resolution mechanisms, as well as put and call options exercisable under certain circumstances, which may require us to incur substantial disbursements. Any of these events may have a material adverse effect on us.

Our mineral reserve estimates may materially differ from the mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine; and we may face rising extraction costs or investment requirements over time as our reserves deplete.

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailing dams. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4B—Business Overview—Our Mining Segment—Mineral Reserves.”

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented in 2011, 2012 and 2013, respectively, 35%, 26% and 27% of our total net revenues. Our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our products. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

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

Our business and operating results could be negatively impacted by social, technical and/or physical risks such as flooding, fire, power loss, loss of water supply, leakages, accidents, telecommunications and information technology system failures, as well as political and economic instability, including a global economic slowdown. For example, flooding in Australia at the end of 2010 affected global coal supply and consequently increased our raw material costs. In addition, heavy rainfall in the Southeast Region of Brazil could affect our iron ore and logistics operations and consequently our revenues. Such events could affect our ability to conduct our business operations and, as a result, reduce our operating results and materially and adversely affect us.

We may not be able to consummate proposed acquisitions successfully or integrate acquired businesses successfully.

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to complete acquisitions, or integrate successfully and develop these businesses to realize revenue growth and cost savings, our financial results could be adversely affected. Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor or environmental liability, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

In addition, we may incur asset impairment charges related to acquisitions, which may reduce our profitability. Our acquisition activities may also present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel, financial and other systems, failure to achieve the operational benefits that were anticipated at the time of the transaction, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses, and indemnities and potential disputes with the buyers or sellers. Finally, proposed acquisitions may also be subject to review from the competition authorities of the countries involved in the transaction, which may approve such transaction, approve such transaction with restrictions, including the divestment of assets, or reject it. Any of these activities or adverse regulatory decisions could negatively affect our reputation, product sales, financial condition and/or results of operations.

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

We are exposed to the risk of litigation

We are currently and may in the future be a party to legal proceedings and claims. For some of these legal proceedings and claims, we have not established any provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external counsel’s judgment as to the likelihood of an outcome favorable to us.

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

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, the destination and diversification of our investments, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Brazilian Corporate Law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of our common shares and ADSs. For a description of our ownership structure, see “Item 7A. Major Shareholders.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.8% of the total market capitalization of the BM&FBOVESPA as of December 31, 2013. The top ten stocks in terms of trading volume accounted for 36.9%, 43.0% and 47.2% of all shares traded on the BM&FBOVESPA in 2013, 2012 and 2011, respectively. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

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

Between 1993 and 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of the investments, since February 1996, all our production has been based on the continuous casting process, rather than ingot casting, which involved an alternative method that resulted in higher energy use and metal loss. From 1996 until 2002, we spent the equivalent of U.S.$2.4 billion on the capital improvement program and on maintaining our operational capacity, culminating with the renovation of Blast Furnace No. 3 and Hot Strip Mill No. 2 in 2001. These measures resulted in the increase of our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products.

In 2007, CSN started to sell iron ore in the seaborne market. We are now an important exporter of iron ore, drawing from our high quality iron ore reserves in the Casa de Pedra and Namisa mines, located in the state of Minas Gerais. We also own the concession to operate the Terminal de Carvão, or TECAR, the solid bulks terminal, located in Itaguaí Port in the state of Rio de Janeiro, through which we export iron ore and import coal and coke.

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

In addition to the production of flat steel, a new plant for production of long steel products has been installed at Volta Redonda and started assisted operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. We expect this plant to reach 500,000 t/year when fully operational, providing the domestic market with products for civil construction.

General

Our current annual crude steel capacity and rolled product capacity at the Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. At the Presidente Vargas Steelworks, production of crude steel increased by 2% as compared to 2012, while the production of rolled steel products decreased 2% when compared to 2012. We also operate in the mining, cement, logistics and energy businesses, which have become increasingly important to our operations and growth.

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

We currently obtain all of our iron ore, limestone and dolomite requirements, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 56.8% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation, and port facilities.

On January 31, 2012, in an effort to strengthen our position in the long steel segment, we acquired SWT for €483.4 million. SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles.

In addition to the production of flat steel, a new plant for production of long steel products has been installed at Volta Redonda and started assisted operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. We expect this plant to reach 500,000 t/year when fully operational, providing the domestic market with products for civil construction.

Mining

We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra mine, located in Congonhas, and we have a jointly-controlled investee, Namisa, which includes the Fernandinho mines, located in Itabirito, Engenho and Congonhas. Our mining assets also include TECAR, Mineração Bocaina, located in Arcos, in the state of Minas Gerais, which produces dolomite and limestone and Estanho de Rondônia S.A., or ERSA, located in Ariquemes, in the state of Rondônia, which mines and casts tin.

Logistics

Our verticalization strategy and intense synergies among our business units are strongly dependent on the logistics created to guarantee the transportation of the inputs at a low operating cost. A number of railways and port terminals make up the logistics system integrating our mining, steelmaking and cement units.

We manage two port terminals at Itaguaí, in Rio de Janeiro, one for bulk solids (TECAR) and one for containers (Sepetiba Tecon).

We also have interests in three railways: we share control in MRS Logística, which operates the former Southeast Network of the Federal Railway Network, along the Rio de Janeiro-São Paulo-Belo Horizonte axis; we also have an interest in jointly-controlled investee Transnordestina Logística S.A., or TLSA; and we control Ferrovia Transnordestina Logística S.A, or FTL, which operates the former Northeastern Railway System, or RFFSA.

Cement

We entered the cement market in May 2009, driven by the high synergy with our current business. This segment takes advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the state of Minas Gerais. Limestone is used to produce clinker. Clinker and slag are the main inputs in cement production.

We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, reducing risks and adding value for our shareholders.

Energy

We are one of Brazil’s largest industrial electric power consumers. Since 1999, we have invested in power generation projects in order to ensure self-sufficiency. Our electrical assets include: (i) CSN’s 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina, corresponding to 167 MW, through a 48.75% equity interest in ITASA; (ii) CSN’s 17.9% interest in the 210-MW Igarapava Hydroelectric Power Plant in Minas Gerais, corresponding to 23 MW; and (iii) a 235.2 MW cogeneration thermoelectric power plant in Presidente Vargas Steelworks, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generation capacity of 425 MW, supplying the group’s total need for power.

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

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Integrated business model. We are an almost fully integrated steelmaker. This is due to our captive sources of raw materials, principally iron ore, and our owned infrastructure, such as railways and deep-sea water port facilities. We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the State of Minas Gerais, distinguishing us from our main competitors in Brazil which purchase their iron ore from mining companies such as Vale S.A., or Vale. In addition to our iron ore reserves, we have captive dolomite and limestone mines that supply our Presidente Vargas Steelworks. See “—Our mining segment” and “Item 4D—Property Plant and Equipment.”

Profitable mining business. We have in recent years invested significantly in our mining business, placing CSN in a prominent position among the country’s leading mining firms. In a first expansion phase, we plan to increase Casa de Pedra’s production capacity to 40 million tons per year, and we expanded the iron ore shipment capacity of TECAR, our cargo terminal in Port of Itaguaí, to 45 million tons in 2013.

The Company has high-quality iron ore reserves in the Casa de Pedra and Namisa mines (Engenho and Fernandinho), all located in Minas Gerais. Our mining activities provide strong revenue generation. We sold 17.5 million tons in 2009, 18.6 million tons in 2010, 23.8 million tons in 2011, 20.2 million tons in 2012 and 21.5 million tons in 2013 (taking into account our proportional interest in Namisa throughout this period). The company’s mining assets also include TECAR with a capacity for 45 mtpy, located in Itaguaí Port (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone and ERSA, which mines and casts tin.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mine to our steel mill and to our ports. The Presidente Vargas Steelworks facility is located next to railway and port systems, facilitating the supply of raw materials, the shipment of our production and easy access to our principal clients. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railway. The concession for the main railway we use and operate is owned by MRS, a company in which we hold a 33.27% ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handles our iron exports and most of our steel exports. Since we obtained the concession to operate MRS railway, in 1996, we have significantly improved its tracks and developed its business, with increased cash generation. We also own concessions to operate two deep-sea water terminals through which we export our products, and import coal and small amounts of coke, the only important raw materials that we need to purchase from third parties.

Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, as well as our own thermoelectric plant inside the Presidente Vargas Steelworks. We also sell the excess energy we generate in the energy market. Our 235.2 MW thermoelectric cogeneration plant provides the Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina. This ownership grants us an assured energy of 167 MW, proportional to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, with 210 MW fully installed capacity. We have been using part of our 23 MW of assured energy from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins. Other factors that lead to these margins are the strategic location of our steelworks facility, the use of state of the art technology and our well qualified work force.

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and steel tin mill products, in order to meet a wide range of customer needs across all steel consuming industries. We focus on selling high-margin products, such as tin-coated, pre-painted, galvalume and galvanized products. Our galvanized products provide material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our distribution subsidiary, Prada, provides a strong sales channel in the domestic market, enabling us to meet demand from smaller customers, thus creating an important presence in this market.

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, representing 76% of our steel sales in the domestic market. In addition, we use our subsidiaries CSN LLC and Lusosider also as sales channels for our flat steel products in the United States and in Europe, with approximately 9% of our total sales in 2013. Direct exports accounted for 3% of our total sales in 2013. In 2012 we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2013, SWT accounted for 12% of our total sales.

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

Steel

The strategy for our steel business involves:

✓  A focus on the domestic market, in which we have historically recorded higher profit margins and increased competitiveness, by expanding our market share in flat steel and entering in the Brazilian long steel market;

✓  The constant pursuit of operational excellence, by developing and implementing cost reduction projects (e.g. energy efficiency) and programs (e.g, internal logistic optimization, project development and implementation disciplines);

✓  An emphasis on high margin coated steel products, such as galvanized, pre-painted and tin plate;

✓  Exploring synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the domestic long steel market; and

✓  Increasing market share by expanding our services and distribution network;

✓  Geographical diversification through our flat and long steel facilities abroad.

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

In a first expansion phase, we plan to increase Casa de Pedra’s production capacity to 40 million tons per year, and we expanded the iron ore shipment capacity of TECAR, our cargo terminal in Port of Itaguaí, to 45 million tons in 2013. In order to maximize the profitability of our product portfolio, we will also focus on pellet and pellet-feed, by using Itabirito’s deposits and investing with strategic partners and clients in pellet capacity.

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

In addition to investments in TECAR, we will strengthen Sepetiba TECON, our container terminal, in order to accommodate larger ships, increasing its capacity and competitiveness by adding services to strengthen client loyalty.

In terms of railways, the Transnordestina Logística project is being developed to explore a logistic potential through terminals and regional cargo, focusing on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increasing our efficiency and capacity in the south of Brazil through our interest in MRS.

On September 20, 2013 we entered into an investment agreement with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A. and Fundo de Desenvolvimento do Nordeste – FDNE, two Brazilian federal government entities focused on infrastructure and the development of the northeastern region, to implement the partial spin-off of TLSA. The operation was part of a business reorganization and resulted in the segregation of the assets of the Northeastern railway system into two systems: (i) Railway System I, operated by FTL, comprising the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins and (ii) the Railway System II, operated by TLSA, comprising the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém.

As a result of the partial spin-off and the subsequent entry into effect of the new shareholders’ agreement, control of TLSA is now shared with other shareholders, who have veto rights over certain important corporate decisions. As a result, we ceased to consolidate TLSA and began recognizing it in accordance with the equity accounting method. See “Item 4B. Business—Our Logistics Segment—Railways—Northeastern Railway System.”

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by our blast furnaces in our cement plant in Volta Redonda, inaugurated in 2009, with capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant with the aim of reducing our production costs. We intend to expand our cement production capacity to 5.4 million tons per year over the next few years. We expect that the additional 3.0 million tons per year capacity will come from a new plant that will be integrated with a grinding unit and clinker furnace in Arcos, where we already operate a clinker furnace, using limestone from our own mine.

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

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters used to manufacture automobile parts, pipes, mechanical construction and other products. We produce light gauge hot-rolled coils and sheets with a minimum thickness of 1.20 millimeters, which are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

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

Production Process

The main raw materials used in flat production in an integrated steelworks are iron ores, coals, coke, and fluxes such as limestone and dolomite. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, classified, screened (treatment process) and transported by railway from our Casa de Pedra mine, located in the city of Congonhas, in the State of Minas Gerais, 328 km away from the Presidente Vargas Steelworks. The high quality ores mined and sized at Casa de Pedra, with iron content of approximately 60%, and its low extraction costs are major contributors to our low steel production costs.

We import all the hard coking coals required for coke production and PCI coals for the blast furnace process, due to the lack of hard coking and PCI coals with the appropriate quality in Brazil. The hard coking coals are then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and also as a component to transform iron ore to hot metal. In 2013, we produced approximately 59% of our coke needs and imported the balance, compared to 67 % in 2012.

 At sintering plants, fine-sized iron ore and coke breeze or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, iron ore pellets, which are 100% acquired in the domestic market, fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a pulverized coal injection facility, or PCI, which allows to inject low-cost pulverized coals directly into the blast furnaces, replacing approximately one-third of the total coke demand.

The iron ore and iron ore pellets are reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI) at the blast furnaces, which operate 24 hours a day. The iron and iron ore pellets are gradually reduced, then melts and flows downward. Impurities are separated from the hot metal to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, hot metal (white-hot liquid iron) and slag are drained from the bottom of the furnace. Slag (containing melted impurities) is granulated and used to produce cement.

The hot metal is transported to the steelmaking shop by 350-ton capacity torpedo cars and charged in basic oxygen furnaces together with scrap and fluxes. At the basic oxygen furnaces, oxygen is blown onto the liquid burden to oxidize its remaining impurities and to lower its carbon content, thus producing liquid steel. The molten steel is conveyed from the basic oxygen furnaces to the secondary refining equipment (degasser, ladle furnace and Argon Stirring Station). After adjusting the chemical composition, the molten steel is transferred to the continuous casting machines from which crude steel (i.e., rectangular shaped slabs) is produced. A portion of the slab products can be sold directly in the export market.

In the hot rolling process, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range of between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed at the pickling lines, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled at cold strip mills. CSN has three cold strip mills, one of which was revamped in September 2011, adding 150,000 tons per year to CSN’s cold rolling capacity. The better surface characteristics of cold-rolled products enhance their value to customers when compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed, coated (by a hot dip or electrolytic tinning process) and painted, to enhance medium-and long-term anti-corrosion performance and also to add characteristics that will broaden the range of steel utilization. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

Steel plant equipment regularly undergo scheduled maintenance shutdowns. Typically the rolling mills and coating lines are maintained on a weekly or monthly basis whereas the blast furnaces and other special equipment are scheduled for routine maintenance on a semi-annual or annual basis.

Our business encompasses operational and commercial activities. Our operations are undertaken by our production sector, which is composed of the following two units:

•         The operational unit - responsible for steel production operations, repair shops, in-plant railway, and process development at our Presidente Vargas Steelworks; and

•         The support unit - responsible for production planning, management of product stockyards, energy and utility facilities and work force safety assistance at the Presidente Vargas Steelworks.

The production sector is also responsible for environment and quality consultancy, new product development, capital investment implementation for steel production and processing, and the supervision of CSN Porto Real’s and CSN Paraná’s operations.

Quality Management Program

We maintain a Quality Management System that is certified to be in compliance with the International Standardization Organization ISO 9001 standard and the automotive industry’s Technical Specification ISO/TS 16949. Our Quality Management System has maintained certification of compliance to ISO 9000 standards since March 1993, when we were awarded the ISO 9002 certificate of compliance and in April 1996 when we were awarded the ISO 9001 certificate of compliance for the manufacture of our steel products. To attend the requirements of the automotive industry we were awarded certification of compliance to QS 9000 standards in April 1998. In June 2004, we made the transition from the QS 9000 standard and were awarded the automotive industry’s Technical Specification ISO/TS 16949. The most recent renewal to the ISO 9001:2008 version, awarded in August 2011, is for the design and manufacture of slabs, hot rolled flats, pickled and oiled steel products, cold rolled, galvanized steel products and tin mill products. In September 2011, we were awarded the ISO/TS 16949:2009, third edition, for the manufacture of hot-rolled, pickled and oiled, cold-rolled and galvanized steel products. Our intention is to renew these certificates of compliance by August 2014 and include in the scope of the ISO 9001 certificate of compliance the manufacture of rebar, bars and rods that will be produced by our new long products plant.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(In millions of tons)
2013	34,2	4,5	13,2%
2012	34.7	4.8	13.8%
2011	35.2	4.9	13.9%
2010	32.8	4.9	14.9%
2009	26.5	4.4	16.6%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table contains some of our operating statistics for the periods indicated:

Certain Operating Statistics
	2013	2012	2011
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Iron Ore *	15.4	19.8	20.1
Molten Steel	4.6	5.0	5.0
Crude Steel	4.5	4.9	4.9
Hot-Rolled Coils and Sheets	5.0	4.8	4.8
Cold-Rolled Coils and Sheets	2.7	2.6	2.4
Galvanized Products	1.5	1.2	1.4
Tin Mill Products	0.7	0.5	0.7
Consumption of Coal for Coke Batteries	1.5	1.9	2.1
Consumption of Coal for PCI	0.6	0.7	0.6
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

In 2013, coal and coke prices continued decreasing until the third quarter, when the prices remained flat.

These commodity segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2013, our metallurgical coal consumption totaled 2.1 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces CSN’s need for imported coke, thus reducing production costs. The total PCI coal consumption in 2013 totaled 0.6 million tons, all imported. The sources of the hard coking coal consumed in our plants in 2013 were as follows: USA (53.2%), Australia (41.7%) and Canada (5.1%) and for PCI: Russia (69.2%), Australia (25.9%). It is important to mention that Russian’s participation increased when compared to 2012 due to the better cost benefit offered by its coal, which ended up reducing the average PCI price purchased during 2013.

During 2013, CSN’s coking coal and PCI coal costs decreased when compared to 2012. The quarterly benchmark price for metallurgical coal began its drop and ended the year at its lowest price (U.S.$143.00) since 2010. The deals for the first quarter of 2014 are U.S.$9.00/mt lower than for the fourth quarter of 2013. The previous lowest settlement amout had been for the fiscal year 2009-10, when it was priced at U.S.$129.00/mt.

Coke

In 2013, in addition to the approximately 1.1 million tons of coke we produced, we also consumed 700,830 tons of coke bought from third parties in China, Colombia and Brazil, an increase of 3.6% as compared to our consumption in 2012, due to a revamp in our coke plants, which will last through the next few years. The demand for coke has been increasing significantly since 2002 because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its imports in the past years. Due to logistical reasons, China supplies most of India’s coke and this increase in consumption tightened even more the worldwide supply-demand balance of metallurgical coke.

In 2013, Chinese coke prices continued decreasing until the third quarter, when the prices remained flat.

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

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. Specifically in relation to tin, we purchase part of our demand from CSN’s subsidiary ERSA. We maintain approximately 38, 24 and 36 days inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. In 2013, we used 673,084 tons of oxygen to produce 4.5 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 94% of the water used in the steelmaking process is recirculated and the balance, after processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$3.3 million.

Electricity

Steelmaking also requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2013, our Presidente Vargas Steelworks consumed approximately 3.0 million MWh of electric energy or 636 kilowatt hours per ton of crude steel. This level means we are one of the largest consumers of electricity in Brazil, accounting for approximately 8% of the overall consumption of electricity in the State of Rio de Janeiro.

Our main source of electricity is our 235.2 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks, besides the Itá and Igarapava hydroelectric facilities, from which we have ensured energy of 167 MW and 23 MW, respectively. In addition, we installed a new turbine generator at the Presidente Vargas Steelworks, which adds 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras and Raízen. In 2013, the Presidente Vargas Steelworks consumed 480,934 dam3 of natural gas.

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

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2013, our consumption totaled 43,622 kiloliters of diesel oil, for which we paid U.S.$35.88 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad. In 2013 we consumed 613,000 tons of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Açominas and CSA	Slabs
BHP Billiton, Jim Walter Resources, Alpha Natural Resources, Rio Tinto and Marubeni	Coal
CI Milpa and ThyssenKrupp	Coke
RBA and Alubar	Aluminum
Votorantim Metais (1)	Zinc
White Solder, ERSA and Melt Metais e Ligas SA	Tin
Sotreq, Ecolab Quimica, Metso, Continental, MB Komatsu, Nortel, Deva Veiculos and MTU do Brasil	Spare parts
Magnesita, RHI, Vesuvius and Saint Gobain	Refractory bricks
Daido, Ipiranga and Quaker	Lubricants
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

Our major operational units and corresponding effective capacities as of December 31, 2013, including CSN LLC and Lusosider, are set forth in the following chart:

Effective Capacity

	Tons per year	Equipment in operation
Process:
Coking plant	1,680,000	3 batteries
Sintering plant	6,930,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,700,000	6 mills
Galvanizing line	2,095,000	7 lines
Electrolytic tinning line	1,030,000	6 lines

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized, Galvalume® and pre-painted steel products for the construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 130,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

Metalic

We have a 99.99% ownership interest in Cia. Metalic Nordeste, or Metalic. Metalic is one of the few two-piece steel can producers in all the Americas. It has approximately 12% of the packaging market for carbonated drinks in the Northeastern regions of Brazil. Currently, we are Metalic’s only supplier of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks.

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

Prada Distribuição is one of the leader in the Brazilian distribution market, with 460,000 tons per year of installed processing capacity. Prada Distribuição has one steel service centers and six distribution centers strategically located in the Southeast region Brazil. The main service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes, and roofing in standard or customized format, according to clients’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat-rolled steel processing facility in Terre Haute, Indiana. This facility has an annual cold rolling production capacity of 800,000 tons of full hard cold rolled coils. Delivery capacity of cold-rolled and galvanized products are 280,000 and 315,000 tons/year, respectively. Currently, CSN LLC is obtaining raw materials by buying hot rolled coils directly from mills in the United States or importing from mills abroad. See “Item 4B. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a producer of hot-dip galvanized products and cold-rolled located in Seixal, near Lisbon, Portugal. Lusosider produces approximately 240,000 tons of galvanized products and 50,000 tons of cold-rolled per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have 2 service centers, one located in the city of Camaçari, in the State of Bahia and one in the city of Jaboatão dos Guararapes, state of Pernambuco, to support sales in the Northeastern and North regions. There is also a Distribution Center in the city of Canoas, state of Rio Grande do Sul, to support sales in the South region of Brazil.

Long Steel SWT

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

Production Output

Certain Operating Statistics
	2013	2012
	(In thousands of tons)
Production of:
Beam Blank	813	885*
Long Steel (Finished Products)	765	827*

*2012 operating figures cover SWT’s production during the full year of 2012. As we have consolidated SWT’s results as of February 2012, its 2012 production after this date was of 812 thousand tons of beam blank and 755 thousand tons of long steel (finished products).

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation is scrap. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

During 2010 and 2011, prices for scrap continuously increased due to unbalanced supply and demand in Europe and increasing globalization of scrap trading worldwide. Prices in the European market were particularly affected by prices in Turkey and Asia. In 2013, the scrap average price decreased significantly until the middle of the year and after that the prices increased slightly. In 2013, our scrap consumption totaled approximately 919 million tons and accounted for nearly 64 % of our production cost. We are able to obtain 80% of our scrap needs from within a 250 km vicinity.

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

Long Steel – Volta Redonda

Plant Characteristics

We completed a new plant for production of long steel products in Volta Redonda and started assisted operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar. We expect this plant to reach 500,000 t/year output when full operational, providing the domestic market with products for civil construction.

Melt Shop

Designed for annual output 383,000 t/year, this unit has main process equipment which includes one 50t electric arc furnace, one 50t ladle furnace, one continuous casting machine for billets with three strands and auxiliary equipment.

Rolling Mill

Designed for 500,000 t/year, this unit has one walking-beam reheating furnace, or RHF, a 4-stand blooming mill, a 250t hot shear, a 6-stand roughing mill, a 6-stand intermediate mill, a 6-stand pre-finishing mill, internal water cooling, a double length flying shear, a stepping cooling bed, a 500t cold shear, transfer inspection stand, bundling machine, a water-cooling section before wire finishing mill, a 10-stand high-speed wire finishing mill, a water-cooling section after wire finishing mill, a laying head, a loose coil cooling line, reforming device, bundling machine, stripper and coil handling devices.

Production Process - Rebar and Wire-rod

Steelmaking

The process of steelmaking begins with the arrival of scrap metal at our facilities by wagons and trucks. After being benefited, the scrap metal is destined for scrap bucket preparation in the yard. The scrap buckets are prepared based on the type of steel that will be manufactured in the melting shop.

The scrap bucket mixed with pig iron is, with the help of a crane, brought to the electric arc furnace. After loading, the furnace begins the melting process, which involves the creation of steel through use of electrodes, burners and oxygen injectors. In the furnace, the scrap metal becomes liquid steel after reaching the appropriate temperature and is tapped into a previously prepared ladle.

During tapping, alloys are added to the liquid steel and the mixture is placed in a ladle furnace. In the ladle furnace, chemical composition corrections are made to the mixture. The ladle, containing the liquid steel is then brought to the continuous casting machine.

The liquid steel is then poured into a tundish where it is cast into the molds, beginning the process of solidification and transformation of steel in billets. After being solidified, the billets are cut into particular sizes according to the intended application.

Rolling Mill

The rolling mill is comprised of a blooming mill, a roughing mill, an intermediate mill, a pre-finishing mill and a wire finishing mill in order to reduce the steel thickness and make the thickness uniform. When using 250x250mm cut slabs, the slabs will be moved by a chain shifting device, which has heat insulation, that brings the slabs to the delivery table in the blooming mill before they are rolled into transfer bar of 150x150mm and then cropped and divided by a 250t hot shear. Afterwards the transfer bars are sent by the heat retaining table and chain shifting device to the roughing mill. Then, in line with product requirements, for straight pieces the transfer bar will be fed into roughing mill, intermediate rolling mill and pre-finishing mills to be rolled continuously into straight thread rebar or round bar. In order too produce wires, the rolling piece leaving the pre-finishing mill will be fed into high-speed wire finishing mill where it is rolled into the desired wire coils.

For feed stock of a 150x150mm billet supplied by EAF, the billet will be sent straight to the roughing mill, intermediate rolling mill, pre-finishing mill and finishing wire mill through the heat retaining table and rolled into the desired size according to order requirements.

The production flow chart is showed below:

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce at our BOF shop. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

Scrap prices in the domestic market may be affected by prices in North America, Europe and Asia. As we started produce long steel in the end of 2013, our consumption of scrap was negligible. We are generally able to obtain 100% of our scrap needs from within a 350 km vicinity.

Ferroalloys, lime and foaming coal

Because we do not own any sources of pig iron, alloys and foaming coal, we have to buy these materials from domestic market suppliers. Lime is supplied by our lime production plant in Volta Redonda.

Other raw materials

In our production of steel, we consume, on an annual basis, amounts of electrodes, rolls, refractory materials, packaging materials and spare parts, mainly purchased from domestic suppliers.

Water

The technology used in the construction of the Long Steel plant provides most water recirculation (the water used continues in the same process). Due to this, water consumption is not significant for the UPV.

Electricity and Natural Gas

Steelmaking also requires significant amounts of electricity and natural gas, for which we use the same supply as our flat steel plant. Under normal conditions, when fully operational, we expect we will consume approximately 340 GWh of electric energy and 980 TJ of natural gas.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Domestic Market	Scrap
Magnesita – Saint Gobain	Refractory
Graphitec – SGL Carbon	Electrodes
Siemens, EVG, DEM Contruzionni, Matsui Corp., Mitsubishi Corp, Sund Birsta, Italvibras, Ishikawajima, Hitachi, Mitsubishi Electric, Lankhorst	Spare parts
Gerdau and San Agostino	Rolls

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

Our iron ore at Casa de Pedra is currently excavated by a fleet composed of P&H 1900AL electric shovels, Komatsu PC5500 hydraulic shovels, wheel loaders (Caterpillar 994F, Caterpillar 994H, Komatsu WA1200 and LeTourneau 1850) and then hauled by a fleet of Terex Unit Rig MT3300AC (150 tons), Caterpillar 793D (240 tons) and Terex Unit Rig MT4400AC (240 tons). This fleet has a total mine handling installed annual capacity of approximately 100 million tons.

The ore is then processed in our treatment facilities, which have an installed capacity of 21 million tons of products per year. In Casa de Pedra, we use electrical power provided by hydroelectric plants.

Casa de Pedra mine is wholly-owned by us and supplies all of our iron ore needs, producing lump ore, sinter feed and pellet feed fines with high iron content. The maps below illustrate the location of our Casa de Pedra mine:

Namisa

We own additional iron ore assets through Namisa, our 60% jointly-controlled investee, which acquired CFM (Companhia de Fomento Mineral e Participações) in July 2007. CFM was formed in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy mines, for the beneficiation of crude ore extracted from the Engenho mine.

The Engenho mine is also an open pit mine located at the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads. The map below illustrates the location of our Engenho mine:

The Engenho mine was incorporated into the Namisa mine in 2007, but its operations started in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470-6) and excavators (Komatsu PC600LC-8) and then hauled by a fleet of Iveco Trakker 410T42 trucks.

Then the ore is processed in Pires treatment facilities, which have an installed capacity of 7 million tons of products per year. In the Engenho mine and Pires Complex, we use electrical power provided by hydroelectric plants.

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

The Fernandinho mine was incorporated to Namisa in 2007 but its operation also started in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470-6) and excavators (Komatsu PC350LC-8) and then hauled by a fleet of Iveco Trakker 410T42 and Iveco Trakker 380T42 trucks. Then the ore is processed in Fernandinho treatment facilities, which have an installed capacity of 750 thousand tons of products per year. In the Fernandinho mine, we use electrical power provided by hydroelectric plants.

The map below shows the location of Casa de Pedra, Engenho and Fernandinho Mines:

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located in the city of Arcos, in the State of Minas Gerais. The Bocaine mine is an open pit mine and it can be accessed from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 462 km away, through mostly paved roads.

The ore in this mine is excavated by a fleet wheel loaders (Caterpillar 990 and Caterpillar 950 Gll) and excavators (Komatsu PC350LC-8) and then hauled by a fleet of Iveco Trakker 8 x 4 and Caterpillar 775 trucks.

 This mining facility has an installed annual production capacity of approximately 4.0 million tons. We use electrical power provided by a hydroelectric plant in Arcos. This mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for 37 years.

The Bocaina mine is wholly-owned by us. The map below shows the location of this mine:

Tin

We own a tin mine in Itapuã do Oeste, in the State of Rondônia, through our subsidiary ERSA. This facility has an installed annual production capacity of approximately 3,600 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant to our consolidated results.

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

We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese in the local market. Except for Namisa’s mines, in which we have a 60% ownership interest, we own 100% of each of our mines. In addition, each mine is an “open pit” mine. Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra (our property), Pires Beneficiation Plant and Fernandinho Mine (both Namisa’s property).

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

Mineral Reserves

The following table sets forth the type of each of our mines, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2041	100
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2041	60
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2030	60

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2050	100
Tin
Santa Barbara (Itapuã do Oeste, Rondonia)	Open pit	1950	2054	100

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

Presently we only have audited reserves for our Casa de Pedra mine. In 2013 we conducted drilling campaigns in Casa de Pedra, Engenho and Fernandinho and we expect to have new Audit Reports for these three mines by the end of 2014. We do not have resources/reserves studies for our Bocaina mine and only disclose mineralized materials for this property. As for our Santa Barbara mine, we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with our Bocaina and Santa Barbara properties in light of their reduced materiality to our business. We do not have audited data for resources estimates, only for reserves estimates.

	MINERAL RESERVES AND QUANTITY ESTIMATES FOR MINERALIZED MATERIAL – As of December 31, 2013
	Proven and Probable Reserves(1)					Quantity Estimates for Mineralized Material(2)
					Recoverable
Mine Name	Ore Tonnage(3)				Product(5)	Tonnage
and Location	(millions of tons)		Grade(4)	Rock Type	(millions of tons)	(millions of tons)
	Proven(6)	Probable(7)
Iron:
Casa de Pedra(Congonhas,				Hematite (21%)
Minas Gerais)	933	514	47.79% Fe	Itabirite (79%)	819	8,202
Engenho
(Congonhas, Minas Gerais)			46.07%	Itabirite (100%)		850
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)		578
Total Iron:	933	514			819	9,630
(Congonhas, Minas Gerais)

Limestone and Dolomite:	Proven(6)	Probable(7)
Bocaina			41.3%CaO	Limestone (86%)
(Arcos, Minas Gerais)			5.99%MgO	Dolomite (14%)		1,190

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

	Summary of Casa de pedra Mine Ore Reserves(1)
	Proven - 2013	Probable - 2013	Total - 2013		Total - 2012
	Ore Tonnage(2)	Ore Tonnage	Ore Tonnage	Grade(3)	Ore Tonnage	Grade
Iron:
CSN
Casa de Pedra (Congonhas, Minas Gerais)	933	514	1.447	47.49%	1.471	47.49%

(1)   Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve de termination.The reserves for the Casa de Pedra mine were audited in 2006 and we have reduced the amount of proven reserves by our annual production since then.

(2)   Represents ROM material.

(3)   Grade is the proportion of metal or mineral present in ore or any other host material

The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2013, the metallurgical recovery factor obtained by Casa de Pedra concentration plant was 72.4%. That same factor was 66.3% for the Engenho plant and 58.6% for the Fernandinho plant.

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

PRICE FOR THE THREE YEARS PRIOR TO THE AUDIT
	Price for the three years prior to the audit			Average	Product Price
	(U.S.$/t)			(U.S.$/t)	(U.S.$/t)
	2004	2005	2006	From 2004 to 2006	Assumption
Lump	28.80	49.40	58.79	45.66	25.26
“Hematitinha”	12.08	28.34	35.75	25.39	18.14
Sinter Feed	21.91	37.58	44.73	34.74	20.73
Pellet Feed Fines	21.40	36.69	43.66	33.92	20.44

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

Over the course of the Casa de Pedra Mine’s life we have executed different drilling campaigns and, in total, we have drilled 91,515 meters until 2011. The last completed campaign started in May 2010 and ended in April 2011. In the course of that campaign, we drilled 11,069 meters. We are extending our drilling campaign by an additional 30,000 meters to increase and improve our knowledge about the iron ore deposits at Casa de Pedra. This campaign includes the programming of laboratory tests for approximately 1,800 samples. It started in October 2012 and by December 2013 we had drilled a total of 18,604 meters. We will use this new campaign and the 2010-2011 campaign for the new reserve audit. The first stage of the new reserve audit will be conducted in July 2014 and we expect to have the new Audit Report ready by the end of 2014. The second stage of the drilling campaign is expected to be concluded by November 2014.

Namisa

An initial study was conducted at Fernandinho and Engenho mines to define the geological reserves and final pits. In 2008 and 2009, we extended our drilling campaign with an additional 5,179 meters at Engenho mine and 2,771 meters at Fernandinho mine (totaling a campaign of 7,950 meters) to increase and improve our knowledge about the iron ore deposits at these mines. In November 2012 we started a new drilling campaign with an additional 10,000 meters in the Engenho Mine. By December 2013, we had drilled a total of 5,652 meters and we will use this campaign and the ones from 2008-2009 to conduct the first stage of the new reserve audit in July 2014. Finally, we also started a drilling campaign of an additional 10,000 meters in the Fernandinho Mine and from January 2013 to December 2013 we have drilled 8,193 meters. We will use this campaign and the ones from 2008-2009 to conduct the first stage of the new reserve audit in July 2014 as well. We expect that this reserves will be incorporated into our mineral deposits in the new Audit Report by the end of 2014. The second stage of the drilling campaigns both to Engenho and Fernandinho is expected to be concluded by November 2014.

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 100.0 million tons and 21 million tons, respectively.

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

The table below sets forth production of iron ore of our mines for the last three years:

	Production(1)
	2011	2012	2013
Casa de Pedra (Mt)	20.1	19.8	15.4
Grade (%)	65.3%	64.4%	63.8%
Pires (2) (Mt)	5.7	4.1	3.4
Grade (%)	62.3%	62.2%	61.6%
Fernandinho(2) (Mt)	0.7	0.5	0.6
Grade (%)	58.6%	57.4%	59.4%

(1) In addition to its own production, Namisa also purchases iron ore from third parties. Third party purchase volumes totaled 7.5 million tons, 9.3 million tons and 11.9 million tons in 2011, 2012 and 2013, respectively.

(2) Production information considers 100% of the mines, not just our 60% interest.

	CSN Consolidated Sales(1)
	2011	2012	2013
Consolidated Sales (Mt)	23.8	20.2	21.5
Consolidated Net Revenue Per Unit (U.S.$/t)	135	97	98

(1)   Consolidated sales consider our proportional 60% interest in Namisa.

Distribution

Transportation costs are a significant component of our steel and iron ore production costs and are a factor in our price-competitiveness in the export market. Railway is the main means of transport by which we convey raw materials from our mines to the Presidente Vargas Steelworks and steel and iron ore products to ports for shipment overseas. Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railway to the Presidente Vargas Steelworks for processing into steel. The distances from our mines to the Presidente Vargas Steelworks are 328 km and 455 km. The distances from our mines to the ports are 440 km and 160 km. Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the city of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks. Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad. Our most important local markets are the cities of São Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2013, we held 33.27% of MRS’s total capital. The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 23% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS’s shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E. Off-Balance Sheet Arrangements”), however, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

Northeastern Railway System

We hold interest in companies that have concessions to operate the Northeastern railway system, which operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. Resolution No. 4,042/2013 issued by the transportation regulatory agency (Agência Nacional de Transportes Terrestres), or ANTT, authorized the partial spin-off of TLSA and, as a result, the Northeastern railway system is currently divided into the Railway System I, operated by FTL, and the Railway System II, operated by TLSA.

As of December 31, 2013, we held 88.41% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2013, R$98 million in concession payments was outstanding over the remaining 15 years of the concession.

As of December 31, 2013, we held 77.30% of the capital stock of TLSA, which has a concession to operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,728 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession was granted in 1997 and recently had its original term extended until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its total investment. For more information, see “Item 5E. Off-Balance Sheet Arrangements.”

Port Facilities

Solid Bulks Terminal

We hold a wide and modern logistics structure. As part of this structure, we own and operate TECAR through a lease agreement expiring in 2022, renewable for another 25 years at our option.

TECAR is connected to road and rail system across Southeastern Brazil and is one of the four port terminals that make up the Port of Itaguaí facilities. With a strategic location and a total area of 732,911 m², the terminal consists of a concrete molded berthing pier superposed on jacketed stilts connected to the mainland by an access bridge perpendicular to the berthing pier. Its backyard includes conveyor belts, internal road system, bulk storage yards, railway looping, as well as industrial and administrative facilities.

Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually. Among the approved investments that we had previously announced was the development and expansion of the solid bulks terminal at Itaguaí, which pahse 1 expansion was completed in 2013 to handle up to 45 million tons of iron ore per year. For further information, see “—D. Property, Plant and Equipment—Planned Investments—Mining.”

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, that is renewable for another 25 years. As of December 31, 2013, approximately U.S.$122 million of the cost of the concession remained payable over the next 13 years of the lease. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Itaguaí Port is located in Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represents more than 50% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística). The Brazilian Federal Port Agency has spent more than U.S.$48 million in the past few years in port infrastructure projects such as expanding the maritime access channel and increasing its depth. In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio-Santos road, and are being made in constructing the Rio de Janeiro Metropolitan Bypass (ongoing project), a beltway that will cross the Rio de Janeiro metropolitan area. These factors, combined with favorable natural conditions, like natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels as well as highly competitive prices for all services rendered, resulting in the terminal being a major hub port in Brazil.

Investments made from 2007 to 2013, mainly in two Super Post Panamax Portainers and two Rubber Tired Gantry, or RTG cranes, 6 new Reach Stackers and 8 forklifts, among others, have shown to be successful. These investments, along with a focused marketing and sales strategy, enabled the terminal to rank first in market share among the three terminals of the state of Rio de Janeiro in 2013, with 42% of the total moves in those terminals.

We have invested in infrastructure and equipment in Sepetiba TECON, such as the Berth 301 Equalization and the acquisition of two new Super Post Panamax Portainers and four new RTG cranes to yard operations, that were delivered in the first quarter of 2014. We have carried out the dredging of Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5m depth. We expect these investments will increase TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 440,000 containers (or 670,000 TEUs) per year. In 2013, the terminal continued to grow, reaching 257,045 units handled, an increase of almost 19% as compared to 2012, when we handled 216,460 units. We also exported 116,830 tons of steel products, a difference of 40% compared to 83,466 tons in 2012.

Our Cement Segment

Our cement segment is comprised of a cement plant in Volta Redonda, in the state of Rio de Janeiro, and a clinker plant in Arcos, in the state of Minas Gerais.

Production

The production process in our cement factory in Volta Redonda begins with the influx of raw materials: clinker, limestone, gypsum and slag. We consume clinker produced in our clinker plan in Arcos and eventually we will import clinker to supply demand. Limestone comes from Arcos by rail. Clinker is stored in a silo (capacity: 45,000 tons) and limestone in a warehouse (capacity: 10,000 tons). Slag is a by-product of iron and steel, produced in the blast furnace, and is also stored in the warehouse (capacity: 20,000 tons), arriving at the plant by road. CSN uses natural gypsum, from Ouricuri, in the state of Pernambuco, which arrives at the plant by truck and is stored in the warehouse (capacity: 10,000 tons).

All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. There are two grinding lines and each mill has a nominal capacity of 170 tons/h. Annual plant capacity is 2.4 million tons of cement. The mill has a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. Hot gas, derived from the combustion of natural gas or petroleum coke, is used in the mills to dry materials.

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

Our energy related assets include:

Thermoelectric Co-Generation Power Plant

We completed the construction of a 235.2 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Since October 2000, the plant has provided the steelworks with approximately 60% of the electric energy needed in its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere.

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

The power facility was built using a project finance structure with an investment of approximately U.S.$860 million. The long-term financing for the project was closed in March 2001 and consisted of U.S.$78 million in debentures issued by ITASA, a U.S.$144 million loan from private banks and U.S.$116 million of direct financing from BNDES, all of which are due by 2013. The sponsors of the project have invested approximately U.S.$306 million in this project.

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

In 2013, about 66% of our domestic sales were made through our own sales force directly to customers. The remaining sales were to independent distributors and Prada Distribuição for subsequent resale to smaller clients.

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

Sales by Geographic Region

In 2013, we sold steel products to customers in Brazil as well as to customers in 32 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are Latin America and Europe, representing 36% and 28%, respectively, of our export sales volume in 2013.

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

CSN – Sales of Steel Products by Destination
(In thousands of metric tons and millions of R$)
	2013				2012				2011
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	4,650	76.0%	9,529	78.5%	4,495	77.1%	8,338	78.5%	4,216	86.1%	8,033	86.8%
Export	1,467	24.0%	2,603	21.5%	1,334	22.9%	2,278	21.5%	680	13.9%	1,219	13.2%
Total	6,117	100.0%	12,132	100%	5,829	100.0%	10,616	100.0%	4,896	100.0%	9,252	100.0%
Exports by Region
Asia	30	2.1%	45	1.7%	17	1.3%	31	1.3%	21	0.4%	31	0.3%
North America(1)	298	20.3%	597	22.9%	289	21.7%	552	24.2%	270	5.5%	473	5.1%
Latin America	59	4.0%	148	5.7%	81	6.1%	199	8.8%	58	1.2%	144	1.6%
Europe	1,071	73.0%	1,793	68.9%	942	70.6%	1,484	65.2%	312	6.4%	545	5.9%
All Others	9	0.6%	21	0.8%	5	0.3%	12	0.5%	19	0.4%	27	0.3%

_______________

(1) Sales to Mexico are included in North America.

(2) Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for 2012, 2011 and 2010. Market share information for 2013 was not yet available as of the date of this annual report.

CSN Domestic Market Share	2012	2011	2010
Hot-Rolled Products	61.9%	55.8%	47.1%
Cold-Rolled Products	29.7%	28.2%	20.7%
Galvanized Products	36.9%	35.5%	32.8%
Tin Mill Products	86.9%	82.5%	80.8%

Source: IABr and CSN data

 Sales by Industry

We sell our steel products to manufacturers in several industries. The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2013	2012	2011
	(In percentages of total domestic volume shipped)
Distribution Network	44%	44%	41%
Packaging	8%	7%	9%
Automotive	17%	15%	16%
Home Appliances	7%	7%	7%
OEM	5%	6%	6%
Construction	20%	21%	21%

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

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix— Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A. Operating Results— Results of Operations—Year 2013 Compared to Year 2012—Net Operating Revenues.”

Seasonality

Steel demand is stronger in the second quarter of the year and weaker in the last quarter. Nevertheless, our production is continuous throughout the year.

Long Steel – SWT

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

Long Steel – Volta Redonda

In 2013, CSN started the production of long steel in Volta Redonda. We expect this plant to reach 500kt/y when fully operational, providing the domestic market with products for civil and industrial construction.

Divided in wire rod, rebar CSN 50 and rebar CSN 25, the products were developed using high technology and in accordance with the highest quality and sustainability standards, with all tradition and reliability of our products.

The commercial team is comprised of its own sales force ready to meet all the needs of the market, not only the needs of small clients, but also the needs of large wholesales. Following the model already successfully deployed by us, in which we seek a diversified and pulverized service to our customers, we will be able to count on a real partner to boost our business.

In order to optimize the process, the product’s outflow will be made in operational synergy with the flat steel units, using the same distribution centers, strategically located so as to deliver to all national territory.

This is another addition for the products from our portfolio, which is already comprised of cement, structural section products derived by flat steel, such as tile, tube, among others, so as to offer a portfolio that thoroughly covers the civil construction segment.

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

					CSN – Sales of Iron Ore Products by Destination
					(In thousands of metric tons and millions of R$)
		2013				2012				2011

			Net				Net				Net
		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues	Total	Tons	Total	Revenues	Total	Tons	Total	Revenues	Total
Brazil	157,041	0.7%	679,974	13%	478,626	2.4%	713,445	15.9%	1,457,381	6.1%	834,144	14.0%
Export	21,377,106	99.3%	4,616,754	87%	19,702,695	97.6%	3,772,102	84.1%	22,392,132	93.9%	5,107,707	86.0%
Total	21,534,147	100%	5,296,728	100%	20,181,321	100%	4,485,549	100%	23,849,513	100%	5,941,851	100%

Exports by
Asia	16,956,231	79.3%	3.610.625	78%	15,230,579	77.3%	2,964,154	78.6%	18,815,484	84.0%	4,250,002	83.2%
North America		-		-	94,942	0.5%	16,589	0.4%	-	0.0%	-	0.0%
Europe	4,420,875	20.7%	1.006.129	22%	4,377,173	22.2%	791,361	21%	3,576,648	16.0%	857,705	16.8%

(*) Iron ore sales volumes presented in this table take into consideration sales by CSN and by our subsidiaries and jointly controlled entities proportionally to our interest (Namisa 60%).

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2013, CSN’s iron ore sales reached 21.5 million tons, a 6.7% increase compared to 2012. According to our consolidated financial statements, total mining net revenue increased 18% over the past year, mainly due to higher volumes and iron ore prices. The share of mining revenue in CSN's total net revenue increased from 29% in 2012 to 31% in 2013.

In 2013, 79% of our iron ore export sales went to the Asian market, mainly China and 21% were sold in the European market. Of our total sales, 84% were sinter feed, 7% pellet feed, 6% lump ore and 3% concentrated.

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

In 2013, we significantly increased our sales, reaching 2,045 thousand tons, representing a growth of 4% when compared to 2012. All our cement production is sold in the local market.

	CSN – Sales of Cement by Destination (In thousands of metric tons and millions of R$)
	2013		2012		2011
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	2,045	415	1,972	388	1,755	333

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (by road, rail, sea or air), carrier liability, life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, trade credit insurance, surety, ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, Casa de Pedra Mine, Paraná Branch, TECAR, Container Terminal TECON, Namisa, CSN Handel and Namisa Handel. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until June 30, 2014 for a total insured value of U.S.$500 million (out of a total risk amount of U.S.$15.4 billion). Under the terms of the policy, we remain responsible for the first tranche of U.S.$300 million in losses (material damages and loss of profits).

Intellectual Property

We own intellectual property rights comprising: brands, patents, industrial designs, ensuring suitable business protection and the possibility of economically exploring, through technology transfer contracts, the results of our creative production. We also maintain cooperation agreements with universities and research institutes for the exchange of technical information and reports related to processes and/or products. Our production capacity or product trading does not depend on any of these intellectual property rights or technical cooperation agreements.

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

The following table sets forth the production of crude steel by Brazilian companies for the years indicated(2):

	2012		2011		2010

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(1)	1	8.2	1	8.8	1	8.2
Usiminas	2	7.2	2	6.7	2	7.3
CSN	3	4.8	4	4.9	4	4.9
ArcelorMittal Tubarão	4	4.4	3	5.4	3	6.0
ArcelorMittal Aços Longos	5	3.4	5	3.5	5	3.4
Others		6.5		5.9		3.1
Total		34.5		35.2		32.9
Source: IABr

1. Data from Aços Villares have been merged into data from Gerdau. 2. Information for 2013 was not yet available as of the date of this annual report.

Competitive Position — Global

During 2013, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of 34.2 million tons and a 2.1% share of total world production, according to data from the World Steel Association, or WSA. In 2013, Brazil also maintained its position as the ninth largest steel producer globally, accounting for around three-quarters of total production in Latin America, approximately twice the size of Mexico’s or 40% of the U.S.’ steel production, according to data from the WSA. According to IABr, Brazilian exports in 2013 amounted to 8.1 million tons of finished and semi-finished steel products.

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

Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, and solid and hazardous waste handling and disposal. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are currently in substantial compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations. We are subject to regulation and supervision by the Brazilian Ministry of Environment, the Environmental National Council, or CONAMA, which is the federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources, or IBAMA, which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the INEA. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council, or COPAM, and the State Environmental Foundation, or FEAM. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining/renewing their operating permits.

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

Finally, in response to a law enacted by the State of Rio de Janeiro in effect since 2013 requiring steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses, we have conducted a survey of greenhouse gas emissions at our main sites in 2012, and plan to use this information in the development of a corporate carbon management program and related strategies to reduce emissions.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$382.0 million in 2013, of which R$77.71 million relate to capital expenditures and R$304.2 million relate to operational expenditures. Our environmental expenditures were R$436.2 million in 2012 and R$310.6 million in 2011.

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

In 2010, we signed with the Rio de Janeiro State Government a TAC that required new investments and studies to retrofit our environmental control equipment at the Presidente Vargas Steelworks. The TAC initially estimated the total amount to be disbursed in connection with implementation of the required projects thereunder to be R$216 million. This initial estimate was updated to R$260 million as we obtained more accurate cost estimates for completion of the projects. Although we have not yet concluded the process of obtaining updates for cost estimates for all projects under the TAC, we expect that investments required may exceed our last estimates.

Our main environmental claims as of December 31, 2012 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our Presidente Vargas Steelworks.

In July 2012, the Ministério Público Estadual do Rio de Janeiro (Environmental Public Prosecutor of the State of Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial waste disposal site in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. Later in 2012, we received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages. For more information, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income”. We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its seller. As of December 31, 2013, we had provisions for environmental liabilities in the total amount of R$346.5 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$383.4 million as of December 31, 2012, and R$312.6 million as of December 31, 2011. The decrease in our provisions for environmental liabilities in 2013 as compared to 2012 is mainly due to the compensation stated in the TAC settlement and the partial reversal of the Rio Paraiba do Sul remediation provision by the substitution of the sediments remediation technique from dredging to capping, authorized by local authorities. The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2011	312.6
Landfills(1)	34.9
Decommissioned Coal Mines (Santa Catarina)	32.1
Other	6.5
Adoption of IFRS 10 and 11(3)	-2,7
December 31, 2012	383.4
Term of Undertaking (TAC)(2)	-30.8
Other	-6.2
December 31, 2013	346.5

(1) Refers to an estimate calculation of recovery costs related to landfills remediation obligations.

(2) Refers to environmental compensation agreed in the TAC but not related to investments in equipment.

(3) We no longer consolidate our jointly controlled investee Namisa.

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, a government agency within the jurisdiction of the Ministry of Mines and Energy of the Brazilian Government. DNPM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. On-site prospecting activities must start within 60 days as of the official publication of the issuance of a prospecting authorization. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to DNPM. If the geological exploration reveals the existence of a mineral deposit that is economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession by submitting an economic exploitation plan. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Extracted minerals that are specified in the concession belong to the holder of the concession. With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on concessions granted by the Ministry of Mines and Energy, which grant us the right to exploit mineral resources from such mines for an indeterminate period of time lasting until the exhaustion of the mineral deposits. Our limestone and dolomite mining activities at the Bocaína mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions. See “Item 4D. Property, Plant and Equipment” for further information.

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the DNPM. We hold title to all of our proved and probable reserves. In addition, we have been granted by DNPM easements in 15 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, with the purpose to expand our operations.

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

•         2% on iron ore, kaolin, copper, nickel, fertilizers and other minerals; and

•         1% on gold.

The Mineral Code and ancillary mining laws and regulations also impose other financial obligations. For example, mining companies must compensate landowners for the damages and loss of income caused by the use and occupation of the land (either for exploitation or exploration) and must also share with the landowners the results of the exploration (in a rate of 50% of the CFEM). Mining companies must also request the relevant governmental entity to use public lands when mining in such land and compensate such entities for any damages caused to such public lands, if applicable. A substantial majority of our mines and mining concessions are on lands owned by us or on public lands for which we hold mining concessions.

The Brazilian Congress is currently reviewing a bill that proposes significant changes in the Mineral Code, including a potential increase of the CFEM rates, which may have a material impact on our mining operations..

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. The competition law and practice in Brazil used to be governed primarily by Law No. 8,884/94, the Lei de Defesa da Concorrência, or Competition Defense Law, under which terms the Brazilian Antitrust System was composed of three agencies, namely Secretaria de Direito Econômico (SDE)  and Conselho Administrativo de Defesa Econômica (CADE), both entailed to Brazil’s Ministry of Justice, and Secretaria de Acompanhamento Econômico (SEAE), entailed to Brazil’s Ministry of Treasury. SDE had broad authority to promote economic competition among companies in Brazil, including the ability to suspend price increases and investigate collusive behavior between companies.

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

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

Regulation of Other Activities

In addition to mining, environmental and antitrust regulation, we are subject to comprehensive regulatory regimes for certain of our other activities, including railway transportation, electricity generation and ports.

Our railway business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ANTT and operates pursuant to concession contracts granted by the federal government, which impose certain limitations and obligations. As of December 31, 2013, we owned the following railway related assets: (i) a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, (ii) a 77.30% participation in TLSA, which holds a concession to operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system until the earlier of 2057, or the date when TLSA reaches a rate of annual return of 6.75% of its total investment and (iii) a 88.41% participation in FTL, which holds a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the electricity regulatory agency (Agência Nacional de Energia Elétrica), or ANEEL, and the ONS. As of December 31, 2013, we owned the following energy related assets: (i) a 238 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in ITASA, which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

Our port business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ports and navigation agency (Agência Nacional de Transportes Aquaviários), or ANTAQ. As of December 31, 2013, we owned the following port related assets: (i) a concession to operate TECAR, which expires in 2022, renewable for an additional 25 years, and (ii) a 99.99% participation in TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years.

For further information on our logistics and energy segments, see “Item 4B. Business Overview.”

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

In Brazil, we are subject to regulation and supervision by the Ministry of Development, Industry and Foreign Trade, the Secretary of Foreign Trade (Secretaria de Comércio Exterior), or SECEX, and the Commercial Defense Department (Departamento de Defesa Comercial), or DECOM. Worldwide, our exports are subject to the protectionist measures summarized below.

United States

Anti-dumping (AD) and Countervailing Duties (CVD). In the U.S., we are subject to regulation and supervision by the U.S. Department of Commerce, or DOC, the International Trade Commission, or ITC, the International Trade Administration, or ITA, and the Import Administration, or IA. In September 1998, U.S. authorities initiated anti-dumping and countervailing duties investigations on hot-rolled steel sheet and coil imported from Brazil and other countries. The result of this investigation was the imposition of an anti-dumping margin of 41.27% and countervailing duties of 6.35%.

On June 2011 the anti-dumping and countervailing orders were revoked by the ITC. The ITC’s decision was appealed to the U.S. Court of International Trade, or CIT, which issued its opinion upholding the ITCs decision, this decision was also appealed to the U.S. Court of Appeals for the Federal Circuit, or CAFC, which decision was to finally maintain the revocation of both the anti-dumping and countervailing duties orders.

Canada

Anti-dumping. In Canada, we are subject to regulation and supervision by the Canadian International Trade Tribunal, or CITT, the Canada Border Services Agency, or CBSA and the Anti-dumping and Countervailing Directorate.

In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, with the imposition by Canada of an anti-dumping order.

Despite the limitations imposed by Canada, since we are not a hot rolled coil exporter we are not currently affected.

Overview of Steel Industry

World Steel Industry

The worldwide steel industry comprises hundreds of steelmaking facilities divided into two major categories, integrated steelworks and non-integrated steelworks, depending on the method used for producing steel. Integrated plants, which accounted for approximately 2/3 of worldwide crude steel production in 2013, typically produce steel by smelting in blast furnaces the iron oxide found in ore and refining the iron into steel, mainly through the use of basic oxygen furnaces or, more rarely, in electric arc furnaces. Non-integrated plants (sometimes referred to as mini-mills), which accounted for approximately 1/3 of worldwide crude steel production in 2013, produce steel by melting scrap metal, occasionally complemented with other metallic materials, such as direct reduction iron or hot-briquette iron, in electric arc furnaces. Industry experts expect that a lack of a reliable and continuous supply of quality scrap metal, as well as the high cost of electricity, may restrict the growth of mini- mills.

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 2003 through 2013, total global crude steel production averaged approximately 1.3 billion tons per year. According to the WSA, in 2013, production reached a new record of 1.68 billion tons, which represents a 3.5% increase as compared to 2012. All major producing countries, except for United States, Russia, South Korea, Turkey, Brazil and Ukraine, increased their production levels in 2013.

China’s crude steel production in 2013 reached 779 million tons, an increase of 7.5% as compared to 2012. Production volume in China has more than tripled in the last ten years, from 222 million tons in 2002. China’s share of world steel production increased from 48.5% in 2012 to 46.7% in 2013. In 2013, Asian countries improved their production by 6.0%, reaching 1.08 bilion tons, according to WSA.

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

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponment of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association, or ANFAVEA, data.

Market Participants

According to IABr (Instituto Aço Brasil), the Brazilian steel industry is composed of 28 mills managed by 10 corporate groups, with an installed annual capacity of approximately 45 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

There were no changes in Brazilian nominal steel production capacity in 2013 compared to 2012. This capacity was estimated at 49 million tons. The local steel industry operated at approximately between 70% and 72% utilization in 2013, similar to the level recorded in 2012.

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

In 2013, Brazilian steel exports totaled 8.09 million tons, representing 24% of total Brazilian steelmakers’ sales (domestic plus exports) and accounting for U.S.$5.5 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2013, steel imports were 3.8 million tons, or 14% of apparent domestic consumption, in line with the figures from 2012. In 2013, steel imports decreased 0.5% as compared to 2012 , according to IABr.

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

The table below sets forth certain material information regarding our property as of December 31, 2013.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas Steelworks (1)	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	none
CSN Cimentos (2)	Volta Redonda, State of Rio de Janeiro	0.08 square km	cement plant	2.4 million tons per year	owned	none
CSN Porto Real	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(3)(4)
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	none
Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	mortgage(5)
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	none
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	none
Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	none

Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	none
Casa de Pedra mine	Congonhas, State of Minas Gerais	49.00 square km	iron ore mine	21.0 mtpy(6)	owned(7)	none
Engenho mine(8)	Congonhas, State of Minas Gerais	2.85square km	iron ore mine	5.6 mtpy(9)	concession	none
Fernandinho mine(8)	Itabirito, State of Minas Gerais	1.47 square km	iron ore mine	0.75 mtpy(6)	concession	none
Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	none
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	3,600 tons	concession	none
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	235.2 MW	owned	none
Itá(10)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	none
Igarapava(10)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	none
Southeastern (MRS)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	none
FTL	Northern and northeastern regions of Brazil	4,238 km tracks of railway 1	railway	--	concession	none
TLSA	Northern and northeastern regions of Brazil	383 km tracks of railway 2	railway	--	concession	none
TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	Iron ore shipment	45 mtpy	concession	none
Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	480 K TEUpy	concession	none
Namisa	State of Minas Gerais	11.56 square km	mine	-	Concession/ owned	none
Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(12)/Collateral / mortgage(4)
Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(12)/Collateral
Land	State of Minas Gerais	32.73 square km	undeveloped	--	owned	none
Land	State of Piaui	635,311 square km	undeveloped		owned	none
Steel plant with rolling mill (SWT)	Europa / Germany / Unterwellenborn	0.898 square km	production of sections	1 million tons per year	owned	none

(1)      Includes the Volta Redonda Long Steel Plant,which has an expect production capacity (when fully operational) of 500,000 tons per year.
(2)      Our CSN Cimentos cement plant is included in the same area as our Presidente Vargas Steelworks.
(3)      Pursuant to a loan agreement entered into by the State of Rio de Janeiro and Galvasud as of May 4, 2000.
(4)      Pursuant to a loan agreement entered into by Kreditanstatt Für Wiederafbau, Galvasud and Unibanco as of August 23, 1999.
(5)      Pursuant to a loan agreement entered into by Metalic and Banco do Nordeste do Brasil S.A as of 2007.
(6)      Information on installed capacity of products.  For information  on mineral reserves at our Casa de Pedra mine, see “—Reserves at Casa de Pedra Mine” and table under “—Casa de Pedra Mine” below.
(7)      Based on the Manifesto de Mina.  See, “Item 4. Information on the Company — B. Business Overview — Government Regulation and Other Legal Matters — Mining Concessions.”
(8)      Property owned by our 60% consolidated investee Namisa.
(9)      Information on equipment fleet installed annual ROM capacity.
(10)    Property 29.5% owned by us.
(11)    Property 17.9% owned by us.
(12)    Pledged pursuant to various legal proceedings, mainly related to tax claims.

For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Planned Investments” and Note 10 to our financial statements included elsewhere in this Form 20-F.

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

Usiminas

On December 31, 2013, we owned, directly and indirectly, 20.69% of the preferred shares and 14.13% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, please see “Item 5A. Operating Results —Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets”.  We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information Selected Financial Data—Legal Proceedings—Antitrust.”

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

We are currently negotiating with the Asian consortium to resolve certain matters that are subject to qualified quorum under the shareholders’ agreement or related to the fulfillment of certain obligations under the agreements mentioned above. One possible solution is the combination of CSN’s and Namisa’s iron ore and related operations. If we fail to reach a mutually satisfactory agreement on such matters, the put and call options mentioned above may be exercised. As of the date of this annual report, negotiations are ongoing.

Capital Expenditures

We intend to increase control of our main production costs and secure reliable and high quality sources of raw materials, energy and transportation supporting our steelmaking operations and other businesses such as cement, via strategic investment programs. Our main strategic investments being implemented or already in operation are set forth in “Item 4B. Business Overview—Facilities.”

In 2013, we invested a total of R$ 2,827 million, R$954 million of which was allocated as follows: jointly controlled investees TLSA: R$667 million; MRS Logística: R$247 million; and Namisa: R$40 million.

The remaining R$1,873 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$351 million; expansion of the Itaguaí Port (TECAR): R$108 million; expansion of the Casa de Pedra mine: R$172 million; expansion of our clinker plant: R$209 million; and current investments: R$ 1,033 million. For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

In 2013, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of services centers, as described in “Item 4B. Business Overview—Facilities.”

In 2012, we invested a total of R$3,144 million, R$1,517 million of which was allocated as follows: TLSA and FTL: R$984 million; MRS Logística: R$328 million; Namisa: R$77 million; TECON: R$43 million; and other projects: R$85 million.

The remaining R$1,627 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$454 million; expansion of the Itaguaí Port (TECAR): R$231 million; maintenance and repairs: R$219 million; expansion of the Casa de Pedra mine: R$150 million; expansion of our clinker plant: R$73 million; technological improvements: R$24 million; and others projects: R$476 million. For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

In 2011, we invested R$4,401 million, R$2,382 million of which was allocated as follows: TLSA and FTL: R$1,691 million; CSN Cimentos: R$61 million; MRS Logística: R$447 million; Namisa: R$100 million; and other projects: R$83 million.

The remaining R$2,019 million was expended on: maintenance and repairs: R$549 million; expansion of the Casa de Pedra mine: R$251 million; expansion of the Port of Itaguaí: R$238 million; technological improvements: R$77 million; construction of a brownfield long steel mill at the Volta Redonda site: R$220 million; and other projects: R$684 million.

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

Our total planned investments for the next 6 years amount to R$21.3 billion (ongoing and new projects), of which:

•            R$12.0 billion in our mining segment, including capacity expansion of the Casa de Pedra mine and of Namisa’s mines and the expansion of shipping capacity of our Solid Bulk terminal at Itaguaí (TECAR);

•            R$0.4 billion in our steel segment, including the completion/implementation of flat steel projects, such as a steel service center at CSN Mogi das Cruzes, along with the implementation of projects focused on maintaining operational excellence with constant focus on cost reduction (e.g., energy efficiency);

•            R$1.4 billion in our cement segment, allocated towards expansions of our grinding capacity from 2.4 million tons to 5.4 million tons and our clinker production capacity from 0.8 million tons to 2.8 million tons; and

•            R$7.5 billion in projects to improve performance of current productive assets (“stay-in-business”).

We expect to finance these investments through our own cash, public or private financing, and/or strategic partnerships.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

By the end of 2013, we began our start-up phase of the long steel plant in Volta Redonda, in the State of Rio de Janeiro, which consists on an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. We expect this plant to reach 500,000 t/year when fully operational, providing the domestic market with products for civil construction. This investment represents the entrance of CSN into the long steel market in Brazil.

We also iniciated the expansion investments of the steel service center at our CSN Mogi das Cruzes (Prada) facility. The steel service center plant in Mogi das Cruzes currently operates at near full capacity. There are also expansion projects underway in our other steel service centers.

Mining

In the first expansion phase, we are planning to increase Casa de Pedra’s production capacity to 40 million tons per year, while TECAR, reached an iron ore shipment capacity of 45 million tons in 2013.

Logistics

In August 2006, in order to enable the implementation of a major infrastructure project led by the Brazilian federal government, our Board of Directors approved the merging of TLSA–, a company that was state-owned at the time, into and with Companhia Ferroviária do Nordeste, or CFN, an affiliate of CSN that held a 30-year concession, granted in 1997, to operate the Northeastern railway system of the RFFSA. The surviving entity was later renamed TLSA. The Northeastern railway system operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.

On September 20, 2013 we entered into an investment agreement with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A. and Fundo de Desenvolvimento do Nordeste – FDNE, two Brazilian federal government entities focused on infrastructure and the development of the northeastern region. Resolution No. 4,042/2013 issued by the ANTT authorized the partial spin-off of TLSA and, as a result, the assets of the Northeastern railway system were segregated into two systems: (i) Railway System I, operated by FTL, comprising the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins and (ii) and Railway System II, operated by TLSA, comprising the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém.

As a result of the partial spin-off of TLSA. and the subsequent entry into effect of the new shareholders’ agreement, control of TLSA is now shared with other shareholders, who have veto rights over certain important corporate decisions. As a result, we ceased to consolidate TLSA. and began recognizing it in accordance with the equity accounting method. See “Item 4B. Business—Our Logistics Segment—Railways—Northeastern Railway System.”

Cement

The cement plant in Volta Redonda is close to reaching its full production capacity of 2.4 million tons per year. The use of slag generated by our steel operation and the ramp-up of our clinker plant should gradually reduce costs, a critical element in the cement business.

We intend to expand our cement production capacity to 5.4 million tons per year over the next few years. We expect that the additional 3.0 million tons per year capacity will come from a new plant that will be integrated with a grinding unit and clinker furnace in Arcos, where we already operate a clinker furnace, using limestone from our own mine.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 included in “Item 18. Financial Statements”. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

We have  applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. In accordance with the new standards, the proportionate consolidation method for jointly controlled entites is no longer permitted. As a result of the adoption of these new standards, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and began accounting for these investments under the equity method.

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. As a result, the financial statements as of and for the year ended December 31, 2012 and the opening balance sheet  as of January 1, 2012 have been  restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously and, as a result, are not comparable with the information as of and for the years ended December 31, 2013 and 2012.

In addition, due to the partial spin-off of TLSA on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement, we ceased to consolidate TLSA and began recognizing it in accordance with the equity accounting method.

5A. Operating Results

Overview

Macro-Economic Scenario

Brazil

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, GDP increased by 2.3% in 2013, compared to an increase of 0.9% reported in 2012. This growth in 2013 was led by the agriculture sector and the increase in the investments in fixed capital goods, which moved up by 7.0% and 6.3%, respectively.

   The IPCA consumer price index (the main inflation rate) stood at 5.91% in 2013, above the mid-point of the governmentally defined inflationary target range by the Monetary Policy Committee, or COPOM. As a result, the COPOM raised the SELIC benchmark interest rate for the sixth consecutive time at its last meeting in 2013, so that it closed the year at 10.0%.

According to the Monthly Employment Survey published by the IBGE, unemployment closed 2013 at 4.3%, its lowest ever. The annual average was 5.4%, slightly lower than the 2012 average.

According to the IBGE, industrial production increased by 1.2% in 2013, led by vehicle marketing, where production grew by 9.9% according to ANFAVEA. Installed Capacity Use, or NUCI, calculated by the Fundação Getúlio Vargas, or FGV, reached 84.3% in December 2013, unchanged from the same month in the prior year.

In 2013, the real  suffered a strong devaluation against the U.S. dollar, especially in the second half of the year, due to the uncertainties associated with the normalization of U.S. monetary policy. The dollar closed the year at R$2.343, 14.6% up in the year.

The trade balance narrowed from U.S.$19.4 billion in 2012 to U.S.$2.5 billion in December 2013, a decline of 86.8% and the worst result since 2000, while foreign reserves totaled U.S.$375.8 billion, U.S.$2.8 billion less than at the end of 2012. The 2013 primary surplus of R$91.3 billion, equivalent to 1.9% of GDP, was the lowest since November 2002.

USA

The U.S. had GDP growth of 1.9% in 2013, according to preliminary figures from the Department of Commerce, compared to 2.2% in 2012. Personal consumption expenditures, exports, nonresidential and residential fixed investment and private inventory investment, which were partly offset by a negative contribution from federal government spending contributed to GDP growth in 2013.

According to the latest Federal Reserve figures, industrial production increased by 3.7% in 2013 and the installed capacity use closed the year at 79.2%, higher than the 77.8% recorded at the end of 2012. The unemployment rate fell from 7.9% in December 2012 to 6.7% in December 2013. The manufacturing PMI recorded 55.0 points in December, the highest level in the last 11 months.

Given the improved scenario, the Federal Reserve announced a gradual reduction in the monetary stimuli as of January 2014, with low interest rates for a longer period.

Europe

According to data released by Eurostat, the statistical office of the European Union, GDP in the EU28 grew 0.1% en 2013, while in the Eurozone GDP fell by 0.5% in the same period.

The Eurozone’s compound PMI reached 52.1 points in December, the second-largest figure in the last two and a half years. Industry continued to lead the recovery, with a substantial upturn in the export segment, while services posted more modest growth, reflecting the fragility of certain economies where unemployment remained high. Greece recorded unemployment rate of 28.0% in November, the region’s highest figure, followed by Spain, with 25.8% in December.

Given this scenario, the European Central Bank reduced interest rates to 0.25% p.a., their lowest ever level.

The UK economy has been recording growth in recent quarters. GDP moved up by 1.9% in 2013 compared to 2012, pushed by services and construction. Industrial production also recorded an improvement, increasing by 1.8%. The manufacturing PMI averaged 57.2 points in the fourth quarter, the highest since the first quarter of 2011.

Asia

The Chinese economy maintained its growth pace in 2013, with the GDP posting an expansion of 7.7%, identical to last year’s figure and above the 7.5% target. The government incentives proved to be successful, with growth being driven mainly by investments in fixed assets, which increased by 17.6% in 2013,although, such investments are supposed to be replaced for incentives to consumption going forward. December’s manufacturing PMI stood at 50.5 points, expanding for the fifth consecutive month, while industrial production in the same month moved up 9.7% year-on-year.

In Japan, the measures to stimulate economic activity and combat inflation appear to be working and the country’s economy is undergoing moderate expansion. The consumer price index recorded an upturn of 0.4% in 2013, the first in five years, while GDP increased by 1.6%, pushed by domestic demand. Given this scenario, the Bank of Japan maintained the “Abenomics” program, which consists of monetary easing, with bond buybacks, maintaining the benchmark interest rate at between 0% and 0.1% p.a.

Segments

Steel

According to the World Steel Association, or WSA global crude steel production totaled 1.6 billion tons in 2013, 3.5% higher than in 2012, with China, responsible for 779 million tons, recording growth of 7.5%. Existing global capacity use moved up by 1.9% over the year before to 78.1%.

   Brazil

According to the Brazilian Steel Institute (IABr), annual domestic crude steel production totaled 34.2 million tons, 1% less than in 2012, while rolled flat steel output totaled 26.3 million tons, up by 2%.

Apparent domestic steel product consumption came to 26.2 million tons, 4% more than in 2012, while domestic sales moved up by 5% to 22.8 million tons. Imports came to 3.7 million tons, down by 2%, while exports dropped by 17% to 8.1 million tons.

Automotive

According to ANFAVEA, vehicle production totaled 3.7 million units in 2013, 9.9% more than in 2012. Vehicle sales totaled 3.8 million in the year, a decrease of 0.9% in relation to 2012. On the other hand, exports jumped 27% to 563,000 units, reaching a new record.

At the close of 2013, the federal government ruled that it willreimpose, between January and July 2014, the IPI tax (federal VAT) on vehicles.

Construction

According to the Construction Material Manufacturers’ Association, or ABRAMAT, domestic sales of building materials in 2013 increased by 3% over 2012.

The Residential Builders’ Association, or SECOVI recorded 58,000 real estate launches in the São Paulo metropolitan region in 2013, 3% up on 2012.

  Distribution

According to the Brazilian Steel Distributors’ Association, or INDA, domestic flat steel sales by distributors totaled 4.5 million tons in 2013, 4.3% more than 2012.

Home Appliances

According to the IBGE, home appliance production in 2013 fell by 4.13% over 2012.

International

According to the WSA, crude steel output in China totaled 779 million tons in 2013, a 7.5% increase as compared to 2012 accounting for 49.2% of the global total output. Japan's crude steel production increased 3.1%, totaling 110.6 million tons in 2013. In the European Union, production reached 165.6 million tons in 2013, corresponding to a 2.2% decrease as compared to 2012. In the U.S., crude steel production totaled 87 million tons in 2013, a 1.9% decrease as compared to 2012.

Mining

In 2013, the seaborne iron ore market was positively affected by the strong upturn in Chinese steel production. The Chinese government’s measures to restore liquidity and stimulate infrastructure helped push up demand for steel throughout the second half of 2013. Annual iron ore imports increased by 11% over 2012, reaching 798 million tons. As a result, the seaborne iron ore market grew by 8% to 1.2 billion tons, a new record.

The Platts 62% Fe CFR China index averaged U.S.$135.19/dmt in 2013, 4% more than 2012.

Brazil, the world’s second biggest iron ore exporter, exported 330 million tons in 2013, 1% more than in 2012.

Logistics

Railway logistics

According to the National Rail Transport Association, or ANTF, the Brazilian railways transported 341 million tons of cargo in the first nine months of 2013.

Port logistics

According to ANTAQ, Brazil’s port installations handled around 931 million tons in 2013, 3% or 26.6 million tons more than in 2012, with bulk solids totaling 569 million tons in 2013, an increase of 2.5% compared to 2012.

Container handling amounted to 2.3 million TEUs in the third quarter of 2013, 4% higher than the previous quarter, giving a nine-month total of 6.4 million TEUs, 5% more than in the same period the year before.

Cement

  Preliminary figures from the Brazilian Cement Industry Association, or SNIC, indicate domestic cement sales of 70 million tons in 2013.

Energy

According to the Brazilian Energy Research Company, or EPE, in 2013 Brazilian electricity consumption increased by 3.5% over 2012, led by the commercial and residential segments, which recorded respective growth of 5.7% and 6.1%.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2013(1)	2012	2011

Brazilian Market (in thousands of tons)(2)
Total Flat and Long Steel
Production	26,256	26,381	25,053
Apparent Consumption	26,266	25,426	25,053
Hot-Rolled Coils and Sheets
Production		4,377	4,086
Apparent Consumption		3,412	3,496
Cold-Rolled Coils and Sheets
Production		2,860	2,738
Apparent Consumption		2,800	2,728
Galvanized Sheets
Production		2,980	2,582
Apparent Consumption		2,994	2,789
Tin Plates
Production		809	857
Apparent Consumption		512	593
Global Market (in millions of tons)
Crude Steel Production	1,607	1,547	1,518
Demand		1,412	1,395
___________
Source: IABr and WSA. (1) Some information for 2013 was not yet available as of the date of this annual report. (2) Information about production excludes intra steel companies’ sales.

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

Sales Volume
	Tons			% of Sales Volume
				In Market			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Domestic Sales
Slabs	11	2	15	0%	0%	0%	0%	0%	0%
Hot-Rolled	2,107	2,111	1,951	45%	47%	46%	34%	41%	40%
Cold-Rolled	798	832	770	17%	18%	18%	13%	16%	16%
Galvanized	1,248	1,105	991	27%	25%	23%	20%	22%	20%
Tin Mill	486	445	489	11%	10%	12%	9%	9%	10%

Subtotal	4,650	4,495	4,216	100%	100%	100%	76%	88%	86%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	20	16	13	1%	1%	2%	0%	0%	0%
Cold-Rolled	66	52	49	4%	4%	7%	1%	1%	1%
Galvanized	468	413	457	31%	31%	67%	8%	8%	9%
Tin Mill	159	129	161	10%	10%	24%	3%	2%	3%
Long Steel	754	724		54%	54%		12%
Subtotal	1,467	1,334	680	100%	100%	100%	24%	12%	14%

Total	6,117	5,829	4,896				100%	100%	100%

Total Sales
Slabs	11	2	15				0%	0%	0%
Hot-Rolled	2,127	2,127	1,965				35%	37%	40%
Cold-Rolled	864	884	819				14%	15%	17%
Galvanized	1,716	1,518	1,447				28%	26%	30%
Tin Mill	645	574	649				11%	10%	13%
Long Steel	754	724					12%	12%
Total	6,117	5,829	4,896				100%	100%	100%

Net Operating Revenues
	In millions of R$			% of Net Operating Revenues
				In Market			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Domestic Sales
Slabs	10	2	13	0%	0%	0%	0%	0%	0%
Hot-Rolled	3,471	3,093	2,936	37%	37%	36%	29%	28%	32%
Cold-Rolled	1,509	1,474	1,412	16%	18%	18%	12%	14%	15%
Galvanized	2,888	2,350	2,178	30%	28%	27%	24%	22%	24%
Tin Plate	1,651	1,419	1,495	17%	17%	19%	14%	13%	16%

Subtotal	9,529	8,338	8,033	100%	100%	100%	79%	79%	87%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	30	24	19	0%	0%	2%	0%	0%	0%
Cold-Rolled	112	82	74	4%	4%	6%	1%	1%	1%
Galvanized	893	750	786	33%	33%	64%	7%	6%	8%
Tin Plate	345	293	340	13%	13%	28%	3%	3%	4%
Long steel	1,223	1,129		50%	50%		10%	11%
Subtotal	2,603	2,278	1,219	100%	100%	100%	21%	21%	13%

Total	12,132	10,616	9,252				100%	100%	100%

Total Sales
Slabs	10	2	13
Hot-Rolled	3,501	3,117	2,955
Cold-Rolled	1,621	1,556	1,486
Galvanized	3,781	3,100	2,964
Tin Plate	1,996	1,712	1,835
Long steel	1,223	1,129
Subtotal	12,132	10,616	9,252				0%	0%	0%

By-Product	261	186	225				2%	2%	2%

Total	12,393	10,802	9,477				100%	100%	100%

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations and sales currently in Brazil, we are affected by the general economic conditions of Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and the results of our operations.

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2013	2012	2011

GDP growth	2.3%	0.9%	2.7%
Inflation (IPCA)(1)	5.9%	5.8%	6.5%
Inflation (IGP-M)(2)	5.5%	7.8%	5.1%
CDI(3)	8.1%	8.4%	11.6%
Appreciation (depreciation) of the real against the U.S. dollar	(14.6)%	(8.9)%	(12.6)%
Exchange rate at end of period (U.S.$1.00)	R$2.343	R$2.044	R$1.876
Average exchange rate (U.S.$1.00)	R$ 2.160	R$1.955	R$1.675
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

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008. In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%. In 2011 the index increased 5.1% and in 2012 and 2013, the IGP-M index increased 7.8% and 5.5%, respectively.

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

The table below shows the Brazilian general price index and the CDI rates for the periods shown:

	Year ended December 31,
	2013	2012	2011

Inflation (IGP-M) (1)	5.9%	7.8%	5.1%
CDI (2)	8.1%	8.4%	11.6%
_______________
Source: Fundação Getúlio Vargas, or FGV, and CETIP.
(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production. The iron ore required is extracted from our Casa de Pedra mine, which in 2013 amounted to approximately 5.7 million tons of its total iron ore production of approximately 19.4 million tons.  The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore regarding our steel production is recorded on our income statement in the cost of goods sold line item as its extraction cost plus transport from the mine. In 2013, 2012 and 2011, these costs were R$372 million, R$280 million and R$283 million, respectively.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2013 in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

  On December 31, 2013, we owned, directly and indirectly, 20.69% of the preferred shares (USIM5) and 14.13% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2013.

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

In light of the necessity to review useful lives at least every financial year, in 2013 management performed the review for all the Company’s units. See further details in Note 10 to our consolidated financial statements.

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

Derivatives

IAS 39, “ Financial Instruments: Recognition and Measurement”, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under “Finance income” and “Finance costs”. Although the Company uses derivative for hedging purposes, it does not apply hedge accounting. With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

  We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with IAS 19, “Employee Benefits”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. The Company recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and then transferred within equity. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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

Contingencies and disputed taxes

We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with IAS 37 “Provision, Contingent Liabilities and Contingent Assets”. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments or to settle municipal tax obligations owed to the corresponding Municipality as per our laws. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. When we use contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, we maintain the legal obligation accrued in our financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further information on the judicial and administrative proceedings in which we are involved.

Allowance for doubtful accounts

We consider a provision for bad debts in our trade accounts receivable in order to reflect our expectation as to the net realizable value thereof. This provision is estimated based on an analysis of our receivables and is periodically reviewed to maintain real expectation of collectability of our accounts receivable.

Mineral Reserves and Useful life of mine

  The estimates of probable and proven reserves are periodically evaluated and updated. These reserves are determined using generally accepted geological valuation techniques. The method of calculation requires the use of different assumptions by internal specialists and changes in some of these assumptions may have significant impact on probable and proven iron ore reserves recorded and on the useful life of mines.

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

As of December 31, 2013 and 2012 the amount capitalized in property, plant and equipment was R$152 million and R$273 million respectively and the amount expended was R$1,297 million and R$1,019 million, respectively.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

For a description on the recently issued accounting pronouncements, see Note 2 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
Income Statement Data:	2013	2013	2012	2011(1)
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	7,389	17,312	15,229	16,520
Cost of products sold	(5,302)	(12,423)	(11,259)	(9,801)
Gross Profit	2,087	4,889	3,970	6,719
Operating expenses
Selling	(373)	(875)	(774)	(604)
General and administrative	(207)	(486)	(468)	(576)
Equity in results of affiliated companies	67	158	642	0
Other expenses	(484)	(1,134)	(2,763)	(501)
Other income	242	567	111	719
Total	(755)	(1,770)	(3,252)	(962)

Operating income	1,332	3,120	719	5,757
Non-operating income (expenses), net
Financial income	73	171	391	717
Financial expenses	(1.145)	(2.683)	(2,543)	(2,723)

Income before taxes	259	608	(1,433)	3,751
Income tax
Current	(551)	(1,291)	(322)	(136)
Deferred	519	1,217	1,275	52

Total	228	534	(481)	3,667

Net income	228	534	(481)	3,667

Net loss attributable to noncontrolling interest	11	25	(61)	(39)

Net income attributable to Companhia Siderúrgica Nacional	217	509	(421)	3,706

Basic earnings per common share	0,14901	0,34913	- 0.28815	2.54191
Diluted earnings per common share	0,14901	0,34913	- 0.28815	2.54191

(1)

The selected financial data for the years ended December 31, 2011,  have not been retrospectively adjusted for the effects of the adoption of IFRS 10 and 11 as permitted by the transition guidance related to these standards. See note 2(y) and 3 to our consolidated financial statements.

Year 2013 Compared to Year 2012

We have  applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. In accordance with the new standards, the proportionate consolidation method for jointly controlled entites is no longer permitted. As a result of the adoption of these new standards, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and began accounting for these investments under the equity method.

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. As a result, the financial statements as of and for the year ended December 31, 2012 and the opening balance sheet  as of January 1, 2012 have been  restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously and, as a result, are not comparable with the information as of and for the years ended December 31, 2013 and 2012.

Our consolidated results for the years ended December 31, 2013 and 2012 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2013
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	12,393	5,297	195	1,074	416	212	(2,274)	17,312
Domestic Market	9,696	680	195	1,074	416	212	(1,025)	11,247
Export Market	2,697	4,617					(1,249)	6,065
Cost of goods sold	(9,962)	(2,829)	(97)	(708)	(277)	(161)	1,612	(12,423)
Gross profit	2,431	2,468	97	366	139	50	(662)	4,890
Adjusted EBITDA*	2,454	2,618	82	406	101	47	(304)	5,404
R$ million			Logistics					Year Ended December 31, 2012
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	10,802	4,485	151	1,067	388	229	(1,894)	15,229
Domestic Market	8,478	713	151	1,067	388	229	(567)	10,459
Export Market	2,324	3,772					(1,326)	4,770
Cost of goods sold	(8,868)	(2,450)	(82)	(730)	(286)	(153)	1,311	(11,259)
Gross profit	1,934	2,035	69	337	102	76	(583)	3,970
Adjusted EBITDA*	2,068	2,166	55	381	60	71	(269)	4,532

*For more information on Adjusted EBITDA see “Results of Operations—Adjusted EBITDA.”

Net Operating Revenues

Net operating revenues increased R$2,084 million, or 13.7%, from R$15,229 million recorded in 2012 to R$17,312 million in 2013, due to an increase in revenues from our steel, mining, logistics and cement segments, partially offset by a decrease in revenues from our energy segment.

Net domestic revenues increased 7.5%, from R$10,459 million in 2012 to R$11,247 million in 2013 and total net revenues of exports and sales abroad increased 27.1%, from R$4,770 million in 2012 to R$6,065 million in 2013.

Steel

Steel net operating revenues increased R$1,591 million, or 14.7%, from R$10,802 million in 2012 to R$12,393 million in 2013, due to an increase in sales volume of 4.9% from 5,829 thousand tons in 2012 to 6,117 thousand tons in 2013 and to an increase of 8.9% in average steel prices.

Steel net domestic revenues increased R$1,218 million, or 14.4%, from R$8,478 million in 2012 to R$9,696 million in 2013, due to an increase of 3.4% in sales volume from 4,495 thousand tons in 2012 to 4,650 thousand tons in 2013 and an increase in the average domestic steel prices.

Steel net revenues from exports and sales abroad increased R$373 million, or 16.1%, from R$2,324 million in 2012 to R$2,697 million in 2013, with sales volume increasing 10.0% to 1,467 thousand tons in 2013, from 1,334 thousand tons in 2012 and to an increase in the average steel prices to the foreign market.

Mining

Mining net operating revenues increased R$812 million, or 18.1%, from R$4,485 million in 2012 to R$5,297 million in 2013, mainly due to an increase of 6.7% in the consolidated iron ore sales and due to higher iron ore prices.

Mining net export revenues increased R$845 million, or 22.4%, from R$3,772 million in 2012 to R$4,617 million in 2013, mainly due to an increase of 8.5% in iron ore sales volume and higher international iron ore prices.

Mining net domestic revenues decreased R$33 million, or 4.6%, from R$713 million in 2012 to R$680 million in 2013, mainly due to a decrease in iron ore domestic sales, as a result of our focus on sales to the foreign market.

Logistics

Logistics net operating revenues an increased R$51 million, or 4.2%, from R$1,218 million reported in 2012 to R$1,269 million in 2013. In 2013, net revenue from railway logistics totaled R$1,074 million and net revenue from port logistics amounted to R$195 million, while in 2012, net revenue from railway logistics totaled R$1,067 million and net revenue from port logistics amounted to R$151 million.

Cement

Cement net revenue increased R$28 million, or 7.2%, from R$388 million in 2012 to R$416 million in 2013, mainly due to an increase of 3.8% in sales volume from 1,972 thousand tons in 2012 to 2,046 thousand tons in 2013, as we continue the ramp up of our cement plant in Volta Redonda.

Energy

Our net operating revenues from the energy segment decreased R$17 million, or 7.4%, from R$229 million in 2012 to R$212 million in 2013.

Cost of Products Sold

Consolidated cost of products sold increased R$683 million, or 10.3% from $11,259 million in 2012 to R$12,423 million in 2013, due to an increase in cost of products sold from our steel, mining and energy segments, partially offset by a decrease in cost of products sold from our cement segment.

Steel

Consolidated steel costs of products sold were R$9,962 million in 2013, representing a 12.3% increase as compared to the R$8,868 million recorded in 2012, mainly due to the increase in steel sales volume and production costs.

Other than the periodic sale of excess inventories and the purchase by our subsidiaries of semi-finished products from third parties for further processing, our cost of products sold is comparable to our flat steel production cost.

The following table sets forth our flat steel production costs, the production costs per ton of steel and the portion of production costs attributable to the primary components of our costs of production. With the exception of coal and coke, which we import, and some metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

	2013			2012
Raw Materials	R$ million	R$ / ton	%	R$ million	R$ / ton	%
Iron Ore	372	74.1	5.3%	280	56.7	4.3%
Coal	800	159.1	11.5%	1,244	252.0	19.1%
Coke	772	153.5	11.1%	672	136.1	10.3%
Metals	310	61.6	4.4%	258	52.2	4.0%
Outsourced Slabs and Hot Coils	678	134.9	9.7%	144	29.2	2.2%
Pellets	400	79.5	5.7%	366	74.1	5.6%
Scrap	114	22.6	1.6%	131	26.5	2.0%
Other(1)	256	50.9	3.7%	242	49.0	3.7%
(1) Includes limestone and dolomite
Energy / Fuel	623	123.9	9.0%	567	114.8	8.7%
Labor	639	127.2	9.2%	634	128.5	9.7%
Services and Maintenance	911	181.2	13.1%	911	184.5	14.0%
Tools and Supplies	294	58.4	4.2%	274	55.6	4.2%
Depreciation	652	129.8	9.4%	688	139.3	10.5%
Other	142	28.2	2.0%	116	23.5	1.8%
Total Steel Cost Production	6,962	1,384.8	100.0%	6,527	1,321.8	100.0%

Our steel production costs increased R$435 million, or 6.7%, from R$6,527 million in 2012 to R$6,962 million in 2013.

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

The coal and coke we consume are acquired from different international producers “See Item 4B—Raw Materials and Suppliers.”

Our coal costs decreased R$444 million, or 35.7%, from R$1,244 million in 2012 to R$800 million in 2013, corresponding to 11.5% of our steel production cost, mainly due to a decrease in consumption and lower average prices, partially offset by the depreciation of the real.

Our coke costs increased R$100 million, or 14.9%, from R$672 million in 2012 to R$772 million in 2012, corresponding to 11.1% of our steel production cost, due to an increase in consumption and the depreciation of the Brazilian real, partially offset by lower average prices.

The costs of pellets increased R$34 million, or 9.3%, from R$366 million in 2012 to R$400 million in 2013, mainly due to higher prices.

Our costs regarding purchase of outsourced slabs and hot coils from third parties increased R$534 million, or 370.8%, from R$144 million in 2012 to R$678 million in 2013, due to higher volumes of slabs purchased from third parties.

Our costs regarding metals increased R$52 million or 20.2%, from R$258 million in 2012 to R$310 million in 2013, mainly due to increase of 23.0% in the consumption of zinc which impacted the production cost in R$40 million.

Mining

Our mining costs of products sold increased R$379 million, or 15.5%, from R$2,450 million in 2012 to R$2,829 million in 2013, mainly due to the increase in the volume of iron ore sold and in production costs.

Logistics

Cost of services attributable to our logistics segment decreased R$6 million, or 0.7%, from R$812 million in 2012 to R$806 million in 2013, mainly due to the decrease in the cost of railway logistics, which decreased R$22 million, or 3.0% from R$730 million in 2012 to R$708 million in 2013. The railway logistics represented 87.9% of the total logistics costs in 2013 and 89.8% of the total logistics costs in 2012. In addition, cost of services from port logistics increased R$15 million, or 18.0%, from R$82 million reported in 2012 to R$97 million in 2013.

Cement

Cost of products sold attributable to our cement segment decreased R$9 million, or 3.2%, from R$286 million reported in 2012 to R$277 million in 2013.

Energy

Cost of products sold attributable to our energy segment increased R$8 million, or 5.2%, from R$153 million in 2012 to R$161 million in 2013.

Gross Profit

Gross profit increased R$920 million, or 23.2%, from R$3,970 million in 2012 to R$4,890 million in 2013, due to the increase of R$2,084 million in net revenues partially offset by the increase of R$1,164 million in cost of products sold.

Steel

Gross profit in the steel segment increased R$497 million, or 25.7%. from R$1,934 million in 2012 to R$2,431 million in 2013, due to the increase of R$1,591 million in steel net revenues partially offset by the increase of R$1,094 million in the cost of steel products sold.

Mining

Our gross profit in the mining segment increased R$433 million, or 21.2% from R$2,035 million in 2012 to R$2,468 million in 2013, due to the increase of R$812 million in mining net operating revenues, partially offset by the increase of R$379 million in cost of products sold, as discussed above.

Logistics

Gross profit in the logistics segment increased R$57 million, or 14.0%, from R$406 million in 2012 to R$463 million in 2013, due to the increase of R$51 million in net revenues and by the decrease of R$6 million in cost of products sold, as discussed above.

Cement

Gross profit in the cement segment increased R$37 million, or 36.3% from R$102 million in 2012 to R$139 million in 2013, due to the increase of R$28 million in net revenues and by the R$9 million decrease in the cost of products sold, as discussed above.

Energy

Gross profit in energy segment decreased R$26 million, or 33.4%, from R$76 million in 2012 to R$50 million in 2013, due to the decrease of R$17 million in net operating revenues and the increase of R$9 million in the cost of products sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$119 million, or 9.6%, from R$1,241 million in 2012 to R$1,360 million in 2013. Selling expenses increased R$102 million, or 13.2%, from R$773 million in 2012 to R$875 million in 2013, mainly due to our stronger sales efforts while general and administrative expenses increased R$17 million, or 3.6%, from R$468 million in 2012 to R$485 million in 2013.

Other operating income (expenses)

In 2013, we recorded a net expense of R$568 million in the “Other Revenue and Expenses” line-item, as compared to a net income of R$2,651 million in 2012. The R$2,083 million decrease was mainly due to the non-recurring impact of R$2,023 million in 2012 regarding the reclassification of accrued losses from investments in financial instruments classified as available for sale.

Equity Result

Equity result decreased R$483 million, or 75.4%, from R$641 million in 2012 to R$158 million in 2013, mainly due to the participation of the jointly-controlled investee Namisa in the Federal Tax Repayment Program, or REFIS, which had an impact of R$534 million, proportional to our interest in this subsidiary.

Operating Income

Operating income increased R$2,401 million, or 334.0%, from R$719 million in 2012 to R$3,120 million in 2013. This increase was mainly due to:

•         An increase of R$920 million in gross profit, as discussed above;

•         A decrease of R$2,083 million in other operating income (expenses);

Partially offset by:

•         An increase of R$119 million in selling, general and administrative expenses, as discussed above;

•         A decrease of R$483 million in equity result, as discussed above;

Financial expenses (income), net

In 2013, our net financial expenses increased R$361 million, or 16.7%, from R$2,151 million in 2012 to R$2,512 million in 2013, mainly due to:

•         an interest income decrease of R$220 million, or 56.1%, or, from R$392 million in 2012 to R$172 million in 2013, due to a reduction of R$52 million in returns on financial investments and the net effect of R$115 million of the REFIS in 2012 (Law 11,941/09 and MP 470/09);

•         an interest expense increase of R$192 million, or 7.5%, R$2,547 million in 2012 to R$2,740 million in 2013, mainly due to the effect of R$277 million regarding our adherence to the REFIS in 2013 (Law 11,941/09 and Law 12,865/13), partially offset by a decrease of R$85 million in monetary restatement of tax payment installments; and

•         a positive effect of R$52 million in exchange and monetary variation.

Income Taxes

We recorded an expense for income tax and social contribution of R$74 million in 2013, as compared to a gain of R$952 million in 2012. Expressed as a percentage of pre-tax income, income tax moved from -66.5% in 2012 to -12.2% in 2013. Income tax expense in Brazil refers to federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled an expense of R$207 million in 2013 and a gain of R$487 million in 2012 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to reach the actual tax expense for the years.

For the year ended December 31, 2013, adjustments totaled an expense of R$133 million and were comprised of:

•         a R$255 million adjustment related to interest on capital benefit, which increased tax gains;

•         a R$227 million adjustment related to income subject to special tax rates or untaxed, which increased tax gains;

•         a R$31 million adjustment related to transfer pricing adjustment, which increased tax expenses;

•         a negative R$689 million adjustment related to the REFIS which increased tax expenses;

•         a R$167 million adjustment related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

•         a positive R$550 million adjustment related to tax credits from subsidiaries, which increased tax gains; and

•         a R$12 million effect related to other permanent deductions, which increased tax expenses.

For the year ended December 31, 2012, adjustments totaled a gain of R$465 million and were comprised of:

•         a R$444 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which increased tax gains;

•         a R$39 million adjustment related to non taxable income from the REFIS which increased tax gains;

•         R$43 million related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

•         a R$24 million effect related to other permanent deductions, which increased tax gains.

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss)

In 2013, we had a net income of R$534 million, as compared to a net loss of R$481 million in 2012, mainly due to higher gross profit and the non-recurring effects aforementioned.

Year 2012 Compared to Year 2011

We have  applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. In accordance with the new standards, the proportionate consolidation method for jointly controlled entites is no longer permitted. As a result of the adoption of these new standards, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and began accounting for these investments under the equity method.

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. As a result, the financial statements as of and for the year ended December 31, 2012 and the opening balance sheet as of January 1, 2012 have been  restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously and, as a result, are not comparable with the information as of and for the years ended December 31, 2013 and 2012.

Our consolidated results for the years ended December 31, 2012 and 2011 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2012
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	10,802	4,485	151	1,067	388	229	(1,894)	15,229
Domestic Market	8,478	713	151	1,067	388	229	(567)	10,459
Export Market	2,324	3,772					(1,326)	4,770
Cost of goods sold	(8,868)	(2,450)	(82)	(730)	(286)	(153)	1,311	(11,259)
Gross profit	1,934	2,035	69	337	102	76	(583)	3,970
Adjusted EBITDA*	2,068	2,166	55	381	60	71	(269)	4,532
R$ million			Logistics					Year Ended December 31, 2011
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	9,478	5,856	143	1,023	333	183	(496)	16,520
Domestic Market	8,190	834	143	1,023	333	183	(565)	10,142
Export Market	1,287	5,022					69	6,378
Cost of goods sold	(7,038)	(2,185)	(85)	(667)	(268)	(105)	549	(9,801)
Gross profit	2,440	3,671	57	356	65	78	53	6,719
Adjusted EBITDA*	2,575	3,768	45	371	20	75	(386)	6,468

*For more information on Adjusted EBITDA see “Results of Operations—Adjusted EBITDA”.

Net Operating Revenues

Net operating revenues decreased R$1,291 million, or 7.8%, from R$16,520 million recorded in 2011 to R$15,229 million in 2012, a, mainly due to the R$1,667 million decrease due to the adoption of the IFRS 10 and IFRS 11, partially offset by an increase of R$376 million in revenues, mainly from our steel segment.

Net domestic revenues increased R$310 million, or 3.1%, from R$10,142 million in 2011 to R$10,459 million in 2012 and total net revenues of exports and sales abroad decreased R$1,608 million, or 25.2%, from R$6,378 million in 2011 to R$4,770 million in 2012.

Steel

Steel net operating revenues increased R$1,324 million, or 14.0%, from R$9,478 million in 2011 to R$10,802 million in 2012, mainly due to an increase in sales volume of R$279 million, or 19.1%, from 4,896 thousand tons in 2011 to 5,829 thousand tons in 2012.

Steel net domestic revenues increased R$288 million, or 3.5%, from R$8,190 million in 2011 to R$8,478 million in 2012, mainly due to an increase of 6.6% in sales volume from 4,216 thousand tons in 2011 to 4,495 thousand tons in 2012.

Steel net revenues from exports and sales abroad increased R$1,037 million, or 80.5%, from R$1,287 million in 2011 to R$2,324 million in 2012, with sales volume increasing 96.2% from 680 thousand tons in 2011 to 1,334 thousand tons in 2012, due to the 724 thousand tons sold by SWT, which were included in our consolidated results as of February 2012.

Mining

Mining net operating revenues decreased R$1,371 million, or 23.4%, from R$5,856 million in 2011 to R$4,485 million in 2012, due to the lower volume of iron ore sold, affected by an above average rainy season in the first half of the year, and a decrease in average iron ore prices in the international market.

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

Logistics

Logistics net operating revenues increased R$52 million, or 4.5% from R$1,166 million in 2011 to R$1,218 million in 2012. In 2012, net revenue from railway logistics totaled R$1,067 million and net revenue from port logistics amounted to R$151 million, while in 2011, net revenue from railway logistics totaled R$1,023 million and net revenue from port logistics amounted to R$143 million.

Cement

Cement net revenue increased R$55 million, or 16.5%, to R$388 million in 2012, compared with revenue of R$333 million in 2011, due to an increase of 217 thousand tons, or 12.4%, in sales volume from 1,755 thousand tons in 2011 to 1,972 thousand tons in 2012, as we continue the ramp up of our cement plant in Volta Redonda.

Energy

Net operating revenues from the energy segment increased R$46 million, or 25.1%, from R$183 million in 2011 to R$229 million in 2012.

Cost of Products Sold

Consolidated cost of products sold increased R$1,458 million, or 14.9%, from R$9,801 million in 2011 to R$11,259 million in 2012, mainly due to an increase of R$2,271 million due to higher steel volumes sold and higher steel and mining production costs, partially offset by a decrease of R$813 million due to the adoption of the IFRS 10 and IFRS 11.

Steel

Consolidated steel costs of products sold increased R$1,830 million, or 26.0%. from R$7,038 million in 2011 to R$8,868 million in 2012, mainly due to the increase in sales volume of flat steel and its production costs and the consolidation of SWT’s results as of February 2012.

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

Our steel production costs increased R$557 million, or 9.3%, from R$5,970 million in 2011 to R$6,527 million in 2012.

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

The coal and coke we consume are acquired from different international producers “See Item 4B - Raw Materials and Suppliers.”

Our coke costs increased R$97 million, or 16.9%, from R$575 million in 2011 to R$672 million in 2012, corresponding to 10.3% of our steel production cost, due to the increase in consumption and the depreciation of the Brazilian real.

The costs of pellets increased R$90 million, or 32.6%, from R$276 million in 2011 to R$366 million in 2012, principally due to the increase in consumption.

Our costs of services and maintenance increased 27.2%, or R$195 million, from R$716 million in 2011 to R$ 911 million in 2012, mainly due to preventive maintenance.

Depreciation costs increased R$126 million or 22.4%, from R$562 million in 2011 to R$688 million in 2012, mainly due to asset additions.

Mining

Our mining costs of products sold increased R$265 million, or 12.1%, from R$2,185 million in 2011 to R$2,450 million in 2012, mainly as a result of the increase in production costs.

Logistics

Cost of services attributable to our logistics segment increased R$60 million, or 7.9%, from R$752 million in 2011 to R$812 million in 2012, mainly due to the increase in the cost of railway logistics of R$63 million, or 9,4%, from R$667 million in 2011 to R$730 million in 2012. The railway logistics represented 89.9% of the total logistics costs in 2012 and 88.7% of the total logistics costs in 2011. In addition, cost of services from port logistics decreased R$3 million, or 3.5% from the R$85 million in 2011 to R$82 million in 2012.

Cement

Cost of products sold attributable to our cement segment increased R$18 million, or 6.7%, from R$268 million in 2011 to R$286 million in 2012, mainly due to the increase in sales volume.

Energy

Cost of products sold attributable to our energy segment increased $48 million, or 45.7%, from R$105 million reported in 2011 to R$153 million in 2012.

Gross Profit

Gross profit totaled decreased R$2,749 million, or 40.9%, from R$6,719 million in 2011 to R$3,970 million in 2012, due to a decrease of R$1,291 million in net operating revenues and an increase of R$1,458 million in cost of products sold.

Steel

Gross profit in the steel segment decreased R$506 million, or 20.7%, from R$2,440 million in 2011 to R$1,934 million in 2012, due to the increase of R$1,830 million in the cost of steel products sold, partially offset by the increase of R$1,324 million in steel net revenues, as discussed above.

Mining

Our gross profit in the mining segment decreased R$1,636 million, or 44.5% from R$3,671 million in 2011 to R$2,035 million in 2012, due to the decrease of R$1,371 million in mining net operating revenues and the increase of R$265 million in cost of products sold.

Logistics

Gross profit in the logistics segment decreased R$7 million, or 1.7%, from R$413 million in 2011 to R$406 million in 2012, due to the increase of R$60 million in cost of products sold, partially offset by the increase of R$52 million in net revenues.

Cement

Gross profit in the cement segment increased R$37 million or 56.9% from R$65 million in 2011 to R$102 million in 2012, due to the increase of R$55 million in net revenues, partially offset by the R$18 million increase in the cost of products sold.

Energy

Gross profit in the energy segment decrease R$2.0 million, or 3.0%, from R$78 million in 2011 to R$76 million in 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$61 million, or 5.2%, from R$1,180 million in 2011 to R$1,241 million in 2012.

Selling expenses increased R$169 million, or 28.0%, from R$604 million in 2011 to R$773 million in 2012, due to the increase of R$328 million, mainly from the increase in the portion of our iron ore sold with freight included (CIF) and because of the inclusion of SWT’s operations in our consolidated results as of February 2012. This increase was partially offset by a decrease of R$159 million, from the impact of the adoption of IFRS 10 and IFRS 11.

General and administrative expenses decreased R$108 million, mainly due to a decrease of R$109 million from the impact of the adoption of IFRS 10 and IFRS 11. Excluding the impact of these amendments, general and administrative expenses would have remained largely unchanged in 2012.

Other operating income (expenses)

In 2012, we recorded a net expense of R$2,651 million in the “Other Revenue and Expenses” line-item, as compared to a net income of R$218 million in 2011. The R$2,869 million variation was mostly due to:

•      The impairment of the investment in Usiminas’ shares and consequently the reclassification of the accumulated losses recorded in shareholders’ equity in the amount of R$2,023 million to other operating expenses (income statement);

•      A positive impact of R$698 million in 2011 from the sale of CSN’s entire interest in Riversdale Mining Limited in April 2011; and

•      A positive impact of R$22 million in 2012, due to the adoption of the IFRS 10 and IFRS 11.

Equity Result

Equity result totaled R$641 million in 2012, with the adoption of IFRS 10 and IFRS 11, while in 2011 there was no equity result.

Operating Income

Operating income decreased R$5,038 million, or 87.5%, from R$5,757 million in 2011 to R$719 million in 2012. This decrease was mainly due to:

•      a reduction of R$1,895 million in gross profit;

•      the R$2,023 million reclassification of our investments in Usiminas, as discussed above;

•      the positive impact of R$698 million in the first nine months of 2011 from the sale of CSN’s entire interest in Riversdale Mining Limited;

•      an increase of R$328 million in selling expenses, aforementioned;

•      an increase of R$77 million with the adoption of IFRS 10 and IFRS 11.

Financial expenses (income), net

Our net financial expenses increased R$145 million, or 7.2%, from R$2,006 million in 2011 to RS$2,151 million in 2012, mainly due an increase of R$159 million from IFRS 10 and IFRS 11. Excluding the effect of these amendments, there was a decrease of R$14 million mainly due to:

•         an interest income decrease of R$301 million, or 41.9%, from R$717 million in 2011 to R$416 million in 2012 due to a reduction of R$301 million in returns on financial investments;

•         an interest expense decrease of R$289 million, or 10.0%, from R$2,884 million in 2011 to R$2,595 million in 2012 mainly due to the decrease of R$48 million in interest on loans and financing, the decrease of R$105 million in the monetary restatement of tax payment installments and expenses of R$77 million in 2011 relating to the REFIS.

Income Taxes

We recorded a gain for income tax and social contribution of R$952 million in 2012, as compared to an expense of R$84 million in 2011. The R$1,036 million gain was mainly due to:

•         A positive effect of R$82 million due to the adoption of IFRS 10 and IFRS 11;

•         A gain of R$954 million in income tax and social contribution due to a gain of R$870 million in 2012 and an expense of R$84 million in 2011, as explained bellow:

Expressed as a percentage of pre-tax income, income tax moved from 2.2% in 2011 to -64.4% in 2012. Income tax expense in Brazil refers to federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Therefore, the balances owed for these periods totaled a gain of R$459 million in 2012 and an expense of R$1,275 million in 2011 (34% of income before taxes and equity in affiliated companies). Adjustments are made to these rates in order to reach the actual tax expense for the years.

For the year ended December 31, 2012, adjustments totaled R$410 million and were comprised of:

•         a R$386 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which increased tax gains;

•         a R$39 million adjustment related to non taxable income from the REFIS which increased tax gains;

•         R$43 million related to tax loss and negative basis without constituted deferred tax, which decreased tax gains;

•         a R$26 million effect related to other permanent additions, which increased tax gains; and

•         a R$2 million effect related to tax incentives, which increased tax gains.

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

Net Income (Loss)

In 2012, we had a net loss of R$481 million, as compared to a net income of R$3,667 million in 2011, mainly due to the impairment of the investment in Usiminas’ shares, which had an impact of R$1,335 million on the income statement.

Adjusted EBITDA

The Company uses adjusted EBITDA to measure the performance of its various segments and the capacity to generate recurring operating cash. It comprises net income before net financial result, income and social contribution taxes, depreciation and amortization, share of profit (losses) of investees, proportional EBITDA of jointly controlled companies and other operating income (expenses). However, although it is used to measure segment results, adjusted EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies. As required by IFRS 8, the table below shows the reconciliation of the adjusted EBITDA with the net income (loss) for the year.

R$ Million	2013	2012	2011
Profit/(Loss) for the year	534	(481)	3,667
Depreciation and amortization	1,094	1,086	929
Income tax and social contribution	74	(952)	84
Net financial result	2,512	2,151	2,006
EBITDA	4,214	1,804	6,686
Other operating income (expenses)	568	2,651	(218)
Share of profit (losses) of investees	(158)	(641)	-
Proportional EBITDA of Jointly Controlled investees	781	718	-
Adjusted EBITDA	5,404	4,532	6,468

Adjusted EBITDA increased R$872 million, or 19.2%, from R$4,532 million in 2012 to R$5,404 million in 2013, due to the increase in sales and average prices of iron ore and of steel.

Adjusted EBITDA decreased R$1,936 million, or 29.9%, from R$6,468 million in 2011 to R$4,532 million in 2012, due to the decrease in sales and average prices of iron ore and higher costs of goods sold.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments. We expect to meet our cash needs for 2014 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

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

Sources of Funds and Working Capital

Year 2013 Compared to Year 2012

Cash Flows

Cash and cash equivalents decreased by R$1,896 million in 2013, compared to a decrease of R$1,549 million in 2012.

Operating Activities

  Cash provided by operations was R$2,198 million and R$2,529 million, in 2013 and 2012, respectively. The R$331 million decrease was due to the decrease of R$62 million in net income adjusted for items that do not impact cash and a higher need in the amount of R$269 million in working capital management, as explained below:

-          Decrease of R$1,568 million in trade payables mainly due to decrease of 36 days in the supplier payment period, from 62 days in 2012 to 26 days in 2013, and also due to the completion of long steel plant in Volta Redonda, which generated greater settlement of supplier invoices;

This decrease was partially offset by:

-          Increase of R$572 million due the decision to participate in REFIS, law n°11,941/09 and law n°12,865/13;

-          Increase of R$314 million in recoverable taxes;

-          Decrease of R$94 million in inventories mainly due to better inventory management. In 2013 the average inventory turnover period fell by 14 days (from 78 days on December 31, 2012 to 64 days on December 31, 2013);

-          Decrease of R$71 million in interest paid in loans.

Investing Activities

We used cash in our investing activities in the total amount of R$2,246 million in 2013 and R$3,102 million in 2012. The decrease of R$856 million in cash used in investing activities was mainly due to:

•         A R$360 million increase in cash from certain derivative financial instrument contracts, especially from the release of funds deposited in margin accounts;

•           A R$246 million reduction of investments in fixed assets;

•         A R$301 million decrease in investing activities from 2012 to 2013 due to the acquisition of SWT in 2012;

Financing Activities

Cash used in financing activities was R$1,881 million in 2013 compared to R$856 million in 2012. This R$1,025 million increase was mainly due to:

•         a decrease of R$505 million in amortizations of borrowings and financings; and

•         an increase of R$803 million in financing activities regarding the acquisition of SWT in 2012.

These effects were partially offset by:

•         a decrease of R$1,823 million in proceeds from borrowings and financings; and

•         an increase in R$461 million in dividends and interest on capital paid.

Year 2012 Compared to Year 2011

Cash Flows

Cash and cash equivalents decreased by R$3,526 million in 2012, compared to an increase of R$5,178 million in 2011.

Operating Activities

  Cash provided by operations was R$2,529 million and R$4,202 million, in 2012 and 2011, respectively. The R$1,673 million reduction was given a decrease of R$959 million from the adoption of IFRS 10 and IFRS 11 and a decrease of R$714 million mainly due to the reduction of 28.2% in gross profit driven by significant increases in production costs, partially offset by better working capital management, as explained below:

-    Increase in trade receivables driven by the higher steel sales volume to domestic and foreign markets in 2012.

-  Reduction in inventories mainly due to better inventory management. In 2012 the average inventory turnover period fell by 27 days (from 103 days on December 31, 2011 to 76 days on December 31, 2012).

-  Increase in trade payables due to better payment management, reflected in a nine-day increase in accounts payable turnover ratio (from 46 days in 2011 to 55 days in 2012).

-   Decrease in interest paid on swap transactions of R$310 million, mainly due to higher swap transaction settlements in 2011, and the appreciation of our foreign exchange swaps positions, also in 2011. This decrease was partially offset by the increase in interest paid on loans and financing of R$152 million, mainly due to the depreciation of the real against the U.S. dollar, resulting in an increase in interest payments for our U.S. dollar denominated loans and financing.

Investing Activities

We used cash in our investing activities in the total amount of R$3,102 million in 2012 and R$5,275 million in 2011. The decrease of R$2,173 million was mainly a result of a decrease of R$1,257 million in investments in fixed assets in our main projects and the R$438 million decrease from the impact of the IFRS 10 and IFRS 11.

Financing Activities

Cash used in financing activities was R$856 million in 2012 compared to cash provided by financing activities of R$4,741 million in 2011. This R$5,597 million difference was mainly due to:

•         a decrease of R$4,102 million in proceeds from borrowings and financings;

•         an increase of R$1,055 million in amortizations of borrowings and financings; and

•         R$803 million in amortization of financings of SWT.

•         R$107 million increase from the impact of the IFRS 10 and IFRS 11.

These effects were partially offset by a decrease of R$657 million in dividends and interest on equity payments.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales decreased to 30 days on December 31, 2013 from 32 days on December 31, 2012.

Days Sales in Inventory

Our days sales in inventory (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold decreased to 64 days  in 2013 from 78 days in 2012.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold, decreased to 26 days on December 31, 2013 from 62 days on December 31, 2012.

Liquidity Management

Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2013, cash and cash equivalent totaled R$9,996 million.

We were also taking advantage of the current liquidity conditions to extend the maturity profile of our debt. These activities are unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2013, short-term and long-term indebtedness accounted for 9.6% and 90.4%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 7 years, considering a 40 year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2013, we invested a total of R$ 2,827 million, R$954 million of which was allocated as follows: jointly controlled investees TLSA: R$667 million; MRS Logística: R$247 million; and Namisa: R$40 million.

The remaining R$1,873 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$351 million; expansion of the Itaguaí Port (TECAR): R$108 million; expansion of the Casa de Pedra mine: R$172 million; expansion of our clinker plant: R$209 million; and current investments: R$ 1,033 million. For further information, see “Item 5B. Liquidity and Capital Resources-Short-Term Debt and Short-Term Investments.”

In 2013, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of services centers, as described in “Item 4B. Business Overview—Facilities.”

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Company Debt and Derivative Instruments

At December 31, 2013 and 2012, total debt (composed of current and non-current portions of borrowings and financings) summed R$27,864 million and R$29,438 million, respectively, equal to 345% and 327% of the stockholders’ equity at December 31, 2013 and 2012, respectively. At December 31, 2013, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$2,674 million and our long-term debt (composed of non-current borrowings and financings) totaled R$25,190 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

At December 31, 2013, approximately 60% of our debt was denominated in reais  and substantially all of the remaining balance was denominated in U.S. dollars.

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

The components of R$2,674 million of our consolidated current portion of short-term debt outstanding at December 31, 2013 were:

Components	Average interest rate	Total (in million of R$)
Fixed rate notes	4.14 - 10%	157
BNDES/Finame	1.7% - 2.7% and TJLP +1.5% - 3.2% and Fixed 2.5% - 10%	110
Prepayment financing	1% - 3.50% and 106.5% - 110.79% and TJLP + 0.85%	415
Debentures	105.8%-110.8% CDI and TJLP + 0.85%	846
CCB	112.5% CDI	1,085
Perpetual bonds	7.00%	3
Others	1.40% - 8.00% + 1.2%	58
Total		2,674

The components of R$25,190 million of our consolidated long-term debt outstanding at December 31, 2013 were (amounts are reflected in long-term debt):

Components	Average interest rate	Total (in million of R$)
Debentures	105.8%-110.8% CDI and TJLP + 0.85%	1,933
Fixed rate notes	4.14 - 10%	5,505
BNDES/Finame	1.7% - 2.7% and TJLP +1.5% - 3.2% and Fixed 2.5% - 10%	963
Perpetual bonds	7.00%	2,343
Prepayment financing	1% - 3.50% and 106.5% - 110.79% and TJLP + 0.85%	7,788
CCB	112.5% CDI	6,200
Others	1.40% - 8.00% + 1.2%	458
Total		25,190

The amount of interest paid in 2013 was R$2,381 million.

The local debenture is a real-denominated debt instrument, which includes:

(i)      Debentures issued in July 2011, of R$1,150 million bearing interest at a rate of 105.8% of the CDI rate per annum and maturity in 2019.

(ii)       Debentures issued in September 2012, of R$1,565 million comprised of two series, one maturing in March 2015 and bearing interest at a rate of 105.8% of the CDI rate per annum, and one maturing in September 2015 and bearing interest at a rate of 106.0% of the CDI rate per annum.

Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by us and our offshore subsidiaries, including (i) the U.S.$300 million bonds, 10% per annum coupon, and the U.S.$300 million notes, 8.25% per annum coupon, issued in 1997 with final maturity in 2047; (ii) the issuance in December 2003 and January 2004 of U.S.$550 million notes, 9.75% per annum coupon with final maturity in 2013; (iii) the U.S.$400 million notes, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015, and (iv) the U.S.$750 million notes, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

In July 2010, we issued U.S.$1 billion notes, 6.50% per annum coupon and maturity date in July 2020, and in September 2010 we issued a U.S.$1 billion Perpetual Bond, 7% per annum coupon.

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

In January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of U.S.$200 million, through the reopening of the U.S.$1 billion bonds, at an interest rate of 6.5% p.a., due in July 2020. The offering price was 106.00% and yield was 5.6% p.a.

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

    In December 2013, the Company redeemed all the Guaranteed Bonds issued in 2003, through its wholly-owned subsidiary CSN Islands VIII Corp., guaranteed by CSN, at a rate of 9.75% per year, amounting to U.S.$550 million (R$1,270.8 million) in principal and U.S.$27 million (R$62.3 million) in interest.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2013:

Maturity in	Principal Amount
(In millions of R$)
2015	3,181
2016	3,210
2017	3,629
2018	3,998
2019	3,814
2020 and thereafter	5,015
Perpetual bonds	2,343
Total	25,190

5C. Research & Development and Innovation

  Aiming to meet new market demands and customer expectations, CSN invests in research and development of new products, notably:

• Advanced dual phase steels of high resistance for automobile bodies that have increased in demand due to the INOVAR-AUTO program of the Brazilian Government;
• Galvanized steels for hot stamping press hardened steels, or PHS, increasing competitiveness in the demanding automotive market; and

• Interstitial free, or IF, long steel products for wire rod.

In 2013, we highlighted the consolidation of some products of recent development such as a new formulation of hot-rolled steel for the construction industry, galvanized high strength steels for the automotive segment and steel sheets specially developed for the body of the aerosol can. Besides this, preparatory work has been underway for the penetration into the long steel products market through the preparation of specifications to ensure our competitiveness in this new sector.

Also during the year, we maintained over 300 research and development, or R&D, projects in our portfolio of which about 60% focus on technological innovation. For 2014, we aim to consolidate the CSN brand in the Long

Steel product sector, developing innovative products and services focused on differentiated technical support to our customers.

5D. Trend Information

Overview

The outlook for the global economy is one of an increase in the pace of growth, mainly due to the recovery of the developed nations, favored by the monetary stimuli. The International Monetary Fund, or IMF, expects GDP growth of 3.7% this year and 3.9% in 2015, versus an estimated 3.0% in 2013.

For the European Union, the European Central Bank is forecasting a growth of 1.1% in 2014 and 1.5% in 2015. In the United Kingdom, the UK Treasury expects a GDP growth of 2.6% in 2014.

With regard to the United States, the Fed estimates GDP growth of between 2.8% and 3.2% in 2014. Given the improved scenario, the FED announced a gradual reduction in the monetary stimuli as of January 2014, with low interest rates for a longer period due to uncertainties regarding the impact of the reduction in the stimuli on economic activity.

In China, the government expects to continue its proactive fiscal policies and prudent monetary measures, although, such policies are supposed to be replaced for incentives to consumption going forward. The Chinese Government estimates a GDP growth of 7.5% in 2014.

With regards to Brazil, GDP growth is expected to reach 2.0% in 2014, while the IPCA is expected to total 6.3%, according to the Central Bank’s FOCUS report.

Steel

According to the WSA, world steel demand is expected to increase by 3.3% in 2014, totaling 1.53 billion tons, with China accounting for 700 million tons.

The IABr estimates domestic sales of 23.7 million tons in 2014, with apparent consumption of 27.2 million tons.

Continuing with our goal of diversifying and investing in the expected growth of the construction industry in the domestic market, a new plant for production of long steel products was installed at Volta Redonda and started assisted operations in December 2013. We expect this plant to achieve a production capacity set for supplying 500,000 t/year of rebar and wire rod when fully operational.

Mining

The Chinese government’s measures to restore liquidity and stimulate infrastructure helped push up demand for steel throughout the second half of 2013. Chinese annual iron ore imports increased by 11% over 2012, reaching 798 million tons. The global seaborne iron ore market grew by 8% to 1.2 billion tons, a new record.

Considering this scenario, we expanded the capacity of TECAR to 45 million tons in 2013 and we plan to expand, in a first phase, the capacity of iron ore production in Casa de Pedra mine to 40 million tons per year.

Cement

ABRAMAT estimates construction material domestic sales growth of 4.5% in 2014 as compared to 2013, fueled by the maintenance of employment and income policies and the acceleration of infrastructure projects as ports and airports.

In this scenario, we intend to expand our cement production capacity from 2.4 million tons per year to 5.4 million tons per year. The additional 3.0 million tons will come from a plant that will be integrated with a grinding unit and clinker furnace in Arcos, where we already operate a clinker furnace, using limestone from our own mine.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments and also for “take-or-pay” contractual obligations. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2013

	Aggregate Amount	Maturity
	(In million of R$)
Guarantees of Debt:
Transnordestina (FTL + TLSA)	2,064	2012-2028

Contingent Liability for Concession Payments(1) :
Sepetiba Tecon	297	2026
FTL	98	2027
Solid Bulks Terminal - TECAR	1,672	2022
MRS Logística S.A	1,114	2026
Total	3,181
”Take-or-Pay” Contractual Obligations
MRS Logística S.A.	2,421	2026
White Martins Gases Industriais Ltda.	286	2016
Companhia Estadual de Gás do Rio de Janeiro – CEG Rio	145	2014
Ferrovia Centro Atlântica – FCA (2)	173	2020
Vale S.A.	115	2014
Companhia Paranaense de Gás - COMPAGÁS	202	2024
Companhia Paranaense de Energia - COPEL	63	2021
K&K Tecnologia	73	2023
Harsco Metals Ltda	16	2014
Siemens	17	2013
Total	3,510

Total Contingent Liability with Respect to Consolidated and Non-consolidated Entities:	8,755

(1)      Other consortia members are also jointly and severally liable for these payments.

(2)      These contracts are under renegotiations.

Guarantees

We guarantee the loans that BNDES has granted to TLSA in May and December 2005, and in January 2006, all of which mature by May 2028, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2013 was R$2,064 million.

Concessions

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port, located in the State of Rio de Janeiro. As of December 31, 2012, R$297 million of the cost of the concession was outstanding and payable over the remaining 14 years of the concession. For more information see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Transnordestina and FTL

We hold interest in companies that have concessions to operate the Northeastern railway system, which operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. Resolution No. 4,042/2013 issued by the ANTT authorized the partial spin-off of TLSA and, as a result, the Northeastern railway system is currently divided into the Railway System I, operated by FTL, and the Railway System II, operated by TLSA. TLSA in its final state assumed all the costs and expenses associated with the spin-off, totaling approximately R$8.7 million, including expenses of publications, auditors, appraisers, lawyers and other professionals.

On September 20, 2013 we entered into an investment agreement with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A. and Fundo de Desenvolvimento do Nordeste – FDNE, two Brazilian federal government entities focused on infrastructure and the development of the northeastern region. Under this investment agreement we and our partners have agreed on a revised budget of R$7,5 billion to complete the construction of the Railway System II. Such investment agreement also provides for indicative terms and conditions, including amounts, under which BNDES, Banco do Nordeste Brasileiro – BNB and certain Brazilian development agencies have agreed to provide long-term financing for the completion of Railway System II. Although we have received indicative terms, the financing is subject to several conditions, including the satisfactory completion of internal and credit approval processes by all lenders. If any of the conditions are not met, including final credit approval by all agencies involved in terms and costs reasonable to us, we may not be able to obtain the financing.

As of December 31, 2013, we held 88.41% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2013, R$98 million in concession payments was outstanding over the remaining 15 years of the concession.

As of December 31, 2013, we held 77.30% of the capital stock of TLSA, which has a concession to operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,728 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession was granted in 1997 and recently had its original term extended until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its total investment.

Solid Bulks Terminal

We hold the concession to operate TECAR, located in Itaguaí Port, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port is connected to the Presidente Vargas Steelworks, Casa de Pedra and Namisa by the Southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually.

MRS Logística S.A

As of December 31, 2013, we held a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, We have contracts with MRS Logística S.A. for the transportation of iron ore from the mines of Casa de Pedra in Minas Gerais to Volta Redonda and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda, and transportation of our exports to the Ports of Itaguaí (RJ) and Rio de Janeiro (RJ). As of December 31, 2013, R$1,114 million was outstanding over the remaining 13 years of the concession.

Contractual Obligations

Namisa

Port Operating Services Agreement

On October 21, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 million tons to 39.0 million tons. On December 30, 2008, CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

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

“Take-or-Pay” Contractual Obligations

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

The volume set for iron ore and pellets is 7,500,000 tons per year and for coal, coke and other reduction products is 3,500,000 tons per year. Variation of up to 10% is accepted, with a guarantee of payment of at least 80%, but the obligation is for each item individually. MRS, on the other hand, is required to transport at least 80% of the volume established by the agreement. The agreement expires on November 30, 2026

Transportation of Iron Ore for Export from Itaguaí

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

Companhia Estadual de Gás do Rio de Janeiro

To secure natural gas supply, in 2007 we signed a five-year “take-or-pay” agreement with CEG Rio, by which we are committed to acquire at least 70% of the gas volume guaranteed in the agreement with CEG Rio. The agreement is valid until December 31, 2014. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if CEG Rio is unable to meet its financial obligations. In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract’s expiration. This agreement is valid until December 31, 2014.

We and CEG Rio are negotiating new values for this contract.

Ferrovia Centro Atlântica - FCA

Transportation of Reduction Products

We and FCA are negotiating the terms of a new contract.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda.

The volume set for clinker transportation from January to April of 2012 was 250,000 tons, with an acceptable variation of up to 29%. The volume set from May to December of 2012 was 440,000 tons, with an acceptable variation of up to 10%.

As of 2014, the volume set for clinker is 660,000 tons per year, with an acceptable variation of up to 10%. This agreement will expire on April 19, 2020.

In 2014, the calculation of “take-or-pay” will consider the total volume performed in both contracts - clinker and reduction products – regardless of the percentage transported of each one.

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

América Latina Logística - ALL

We and ALL are negotiating the terms of a new contract.

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

Siemens

Siemens Vais Metal Services provides Continuous Casting Machines Maintenance Services in steel production at Presidente Vargas Steelworks, with a guarantee of a minimum production of 365,000 tons per month. This agreement is valid until June 30, 2014.

Realma Manutenção e Serviços Ltda

The Realma Manutenção e Serviços Ltda. undertakes to perform vessel discharges in TECAR, receiving the equivalent in value the result of multiplying the unit price (U.S.$/t) by the total discharge, with a guarantee of a minimum vessel discharges in TECAR, corresponding to 297,750 tons. This agreement is valid until August 31, 2016.

5F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2013:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
Long-term accrued finance
charges(1)	17,027	2,408	4,139	3,003	7,477
Taxes payable in installments	1,702	247	382	310	763
Long-term debt (2)	25,104	3,159	6,802	7,790	7,353
“Take-or-Pay” contracts	3,510	863	993	388	1,266
Derivatives swap agreements(3)	36	21	15	0	0
Concession agreements(4)	3,181	308	618	618	1,637

Purchase obligations:
Raw materials(5)	6.483	2.304	2.654	471	1.054
Maintenance(6)	806	484	310	0	12
Utilities/Fuel(7)	1,760	832	680	183	66
Total	9,050	3,620	3.644	654	1,132

(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices, on December 31, 2011, for futures with similar maturity to our derivative swap agreements.
(4)	Refers to TECON, TECAR, MRS and TLSA concessions agreements
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
(6)

We have outstanding contracts with several contractors in order to maintain our plants in good operating conditions; due to the strong demand for specialized maintenance service, the term of some of these contracts is for more than one year.

(7)	Refers mainly to natural gas, power supply and cryogenics, which are provided by limited suppliers; and with some of which we maintain long-term contracts.

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

Our Board of Directors is responsible for setting general guidelines and policies for our business and our Board of Executive Officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our Board of Directors was comprised of one Chairman, one Vice Chairman and five members, and our Board of Executive Officers was comprised of our Chief Executive Officer and three Executive Officers.

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 25, 2014
Jacks Rabinovich	Vice Chairman	April 23, 1993	April 25, 2014
Fernando Perrone	Member	September 26, 2002	April 25, 2014
Antonio Francisco dos Santos	Member	December 23, 1997	April 25, 2014
Yoshiaki Nakano	Member	April 29, 2004	April 25, 2014
Antonio Bernardo Vieira Maia	Member	April 30, 2013	April 25, 2014
Aloysio Meirelles de Miranda Filho	Member	April 30, 2013	April 25, 2014
Luis Felix Cardamone Neto	Member	April 25, 2014	April 25, 2014

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	July 3, 2013
Enéas Garcia Diniz	Executive Officer	June 21, 2005	July 3, 2013

David Moise Salama	Executive Officer	August 2, 2011	July 3, 2013
Luis Fernando Barbosa Martinez	Executive Officer	August 2, 2011	July 3, 2013

The next election for our Board of Directors is expected to take place in April, 2015. The next election for our Board of Executive Officers is expected to take place in July.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002. He is also a member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Banco Fibra S.A., Fibra Cia. Securitizadora de Créditos e Fibra Cia. Securitizadora de Créditos Imobiliários, Director of Textília S.A., Vicunha Steel S.A., Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A., Officer of Rio Purus Participações S.A., and Officer of Rio Iaco (all these companies belong to our controlling group), Chairman of the Board of Directors of Prada Metallurgical Company and FTL (both companies are controlled by us), Chairman of the Board of Directors of Nacional Minérios S.A. and TLSA. (both companies are jointly controlled by us), member of the Deliberative Council of the CSN Foundation, and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda., and Haras Phillipson Ltda. Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from Fundação Getúlio Vargas - FGV/SP.

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

Yoshiaki Nakano. Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005. Over the past five years, Mr. Nakano has been a professor at the School of Economics of Fundação Getulio Vargas – FGV/SP, a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, and a member of the Conselho Superior de Economia (COSEC) of FIESP/Instituto Roberto Simonsen. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our Board of Directors on April 30, 2013. He is also CEO of BRG Capital Ltda. since July, 2005. From April, 1995 to May, 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A. From April to December 2005, he served as a member of the Board of Directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland. He began his career in Citibank Brazil, as as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup in Latin America and later as Chief of Staff in the Latin America Wealth Management division. Prior to that, he worked as an associate of Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981. He graduated in 1981 in Business and Public Administration from the Fundação Getulio Vargas.

Aloysio Meirelles de Miranda Filho. Mr. Miranda Filho was elected member of our Board of Directors on April 30, 2013. He is also a member of the Ulhôa Canto Advogados Associados office since 1982, becoming Advisor Partner in 1989. Participates in the Deliberative Council of the Instituto Fernando Henrique Cardoso, member of the board of the Instituto de Gestão Educacional of the Fundação Lemann and of the Consultive Council of the Instituto Empreender Endeavor. Graduated in the Universidade do Estado do Rio de Janeiro, or UERJ, in 1984.

Luis Felix Cardamone Neto: Mr. Cardamone Neto has been the CEO of Banco Fibra since October 2013, and a deputy member of the Board of Directors of Transnordestina Logística S.A. since December 2013. In the past five years, he served as executive officer of Santander Financiamentos and CEO of Webmotors, from December 2011 to September 2012 he acted as Executive Vice-President of Finance, from September 2012 to October 2013 he acted as Executive Vice-President of Finance, Insurance, Payroll-Deductible Loans and Real Estate Business, cumulatively holding the positions of (i) member of the Board of Directors of Banco RCI Brasil, (ii) member of the Board of Directors of TECBAN (iii) Head of the Vehicle Financing Division of FEBRABAN, and invited member of the Board of Directors of ZURICH. He has a degree in Business Administration from Faculdade de Administração de Empresas de Santos and completed an MBA program in Finance at IBMEC.

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

Enéas Garcia Diniz. Mr. Diniz holds the position of Executive Officer in charge of the production area since June 21, 2005. He has been serving CSN since 1985, previously acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Officer and General Officer of the Presidente Vargas Steelworks. Mr. Diniz is also currently a member of the Board of Directors and Officer of Companhia Metalúrgica Prada, ITASA. and Cia. Metalic Nordeste, a member of the Board of Directors of Nacional Minérios S.A., Sepetiba Tecon S.A., Companhia Brasileira de Serviços de Infraestrutura and Lusosider Aços Planos S.A., or CBSI, and Officer of CSN Cimentos S.A., CSN Energia S.A. and Fundação CSN. Mr. Diniz graduated in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management from Universidade Federal Fluminense - UFF/RJ and has an MBA from the Fundaçăo Dom Cabral Business School of Belo Horizonte.

David Moise Salama.  Mr. Salama was elected Executive Officer on August 2, 2011, being in charge of the investor relations area. He has been serving CSN since 2006, having previously acted as Investor Relations Manager. He is also currently serving as Executive Officer of CSN Cimentos, S.A. and as an alternate member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional – CBS. Prior to joining CSN, Mr. Salama acted as Financial Controller Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PricewaterhouseCoopers. He is a member of the National Investor Relations Institute and of the Brazilian Institute of Investor Relations. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Program on Negotiation of Harvard Law School at Harvard University, United States.

Luis Fernando Barbosa Martinez.  Mr. Martinez was elected Executive Officer on August 2, 2011, being in charge of the steel products commercial area. He has been serving CSN since 2002, having previously acted as Sales Officer. Mr. Martinez is also President of the Brazilian Association of Steel Packaging – ABEAÇO, Officer of Cia. Metalic Nordeste, CSN Energia, S.A. and CSN Cimentos, S.A., member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS, member of the Board of Directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and an alternate member of the Board of Directors of Nacional Minérios, S.A. Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked in such company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM. Mr. Martinez graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited, Montreal, Canadá.

Other Key Executives

In addition to our statutory board of executive officers, who are appointed pursuant to Brazilian corporate law and our by-laws, our controller, Mr. Rogério Leme Borges dos Santos, is also one of our key executives.

Rogério Leme Borges dos Santos. Mr. Santos has been our controller since April, 2009 and is currently our principal financial officer for purposes of Form 20-F and related certifications. He previously worked at Alcoa Inc. as Latin America regional controller and at Coopers & Lybrand Auditores (later incorporated by PricewaterhouseCoopers) as audit manager. Mr. Santos graduated in accounting from Pontifícia Universidade Católica de São Paulo, or PUC/SP, and has an International Executive MBA from the University of Pittsburgh.

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

6B. Compensation

For the year ended December 31, 2013, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$29.7 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

We are the principal sponsor of CBS, our employee pension plan. CBS had an excess of plan assets over pension benefit obligations of R$422 million in 2013. The fair value of the plan assets of CBS, totaled R$2,685 million as of December 31, 2013, and projected benefit obligations were R$2,263 million. See Note 28 to our consolidated financial statements contained in “Item 18. Financial Statements.”

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

The Audit Committee is currently composed of Mr. Fernando Perrone, Mr. Yoshiaki Nakano and Mr. Antonio Bernardo Vieira Maia and is constantly assisted by an outside consultant.

For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D. Employees

As of December 31, 2011, 2012 and 2013, we had 20,791, 21,232 and 21,962 employees, respectively. As of December 31, 2013, approximately 3,600 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 44 members, the Accountants’ Union with 4 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 271 members. At all other companies controlled, or jointly controlled, by us, such as Prada, ERSA, Namisa and TLSA, we have a total of 1,456 members.

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

All of our Executive Officers and members of our Board of Directors held an aggregate of 1,556 shares of our outstanding common shares as of December 31, 2013.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2013, our capital stock was composed of 1,457,970,108 common shares. Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2013, the number of our common shares owned by all persons known to us that own more than 5% of our outstanding common shares as of such date:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Siderurgia S.A.(1)	697,719,990	47.86%
Rio Iaco Participações S.A. (1)	58,193,503	3.99%

(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

From time to time we conduct transactions with companies directly or indirectly owned by our principal shareholders or members of our Board of Directors. See “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4B. Business Overview,” “Item 4D. Property, Plant and Equipment – Acquisitions and Dispositions”, “Item 6A. Directors and Senior Management”, “Item 7A. Major Shareholders” and Note 19 to the consolidated financial statements included in “Item 18. Financial Statements.”

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

Labor Contingencies

As of December 31, 2013, the Company and its subsidiaries were defendants in 9,067 labor claims, for which a provision has been recorded in the amount of R$251 million. Most of the claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, differences in the 40% fine on the severance pay fund (FGTS) deposits resulting from past federal government economic plans, and indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, result of occupational accidents, diseases and contractual disputes related to our industrial activities. As of December 31, 2013, the amount relating to probable losses for these contingencies was R$82 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2013, the amount relating to probable losses for civil contingencies relating to environmental issues was R$4 million.

Tax Contingencies

Among our tax contingencies there are charges for alleged non-payment of income tax and social contribution taxes in Brazil, for which a provision of R$428 million has been recorded in 2013.

Refis

In November 2009, we adhered to the REFIS established by the Federal Government in order to settle certain of our tax and social security liabilities due until November 2008 through a special settlement and installment payment system. Management’s decision took into consideration the economic benefits provided by the REFIS, such as discounts and fines exemptions, as well as the high costs of maintaining pending lawsuits. Joining the REFIS allows us to pay a reduced amount of the fines, interest and legal charges that were previously due. Law No. 12,865/2013 extended the original deadline of the REFIS (originally November 2009) to December 2013 and allowed the submission of additional tax and social security liabilities under the program. On December 31, 2013, the position of the debt under the REFIS, including the additional amount submitted in November 2013, was R$1,142 million (R$1,119 million in 2012), which is recorded under taxes payable in installments. For more information, see Note 16 to the consolidated financial statements included in “Item 18. Financial Statements.”

Refis II (Taxation of Profits of Foreign Subsidiaries)

In November 2013, we adhered to the Tax Recovery Program for Profits of Foreign Subsidiaries, or REFIS II, a special settlement and installment payment system established by the Federal Government in order to settle the Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) arising from the taxation of profits of foreign subsidiaries. We submitted to the REFIS II the outstanding debts related to the 2004-2009 fiscal years. Our decision took into consideration the economic benefits provided by the REFIS II, such as discounts and fine exemptions, as well as the high costs of maintaining pending lawsuits. Joining REFIS II allows us to pay a reduced amount of fines, interest and legal charges that were previously due. On December 31, 2013, the position of the debt under the REFIS II, recorded under taxes payable in installments, was R$412 million. For more information, see Note 16 to the consolidated financial statements included in “Item 18. Financial Statements.”

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

In September 2011, we received a request from the SDE to provide information related to the acquisition of shares of Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas which later evolved to the analysis by CADE of a concentration act. In October 2011, SDE involved the CADE and the SEAE on the subject and we provided the requested information to these antitrust bodies.

In April and July, 2012, CADE issued certain injunctive orders limiting our ability to, among other things, acquire more Usiminas shares or exercise our voting rights on the shares we already own.

On April 10, 2014 CADE issued its decision on the matter and a term of undertaking (Termo de Compromisso de Desempenho), or TCD, was executed by CADE and CSN. Under the terms of CADE’s decision and the TCD, CSN shall reduce its interest in Usiminas, within a specified timeframe. The timeframe and percentage reduction are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD.

Other Legal Proceedings

We are defendants in other proceedings at administrative and judicial levels, in the approximate amount of R$12,371 million, of which, R$ 10,902 million relate to tax contingencies, R$350 million to civil contingencies, R$1,044 million to labor contingencies and social security contingencies and R$75 million to environmental contingencies. The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded. Contingencies related to each of our subsidiaries are included proportionally to the percentage of these subsidiaries that we consolidate in our financial statements.

Our main tax contingency relates to a R$6,526 million tax assessment notice issued against the Company for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of the shares of its subsidiary Namisa to the Asian consortium.  On May 2013, the São Paulo Regional Judgment Office (lower administrative court) issued a decision favorable to us and cancelled the tax assessment notice. The Bureau of Federal Public Attorneys filed an appeal against such decision, which is pending judgment by the Administrative Board of Tax Appeals (CARF).

In July 2012, the environmental public prosecutor of the State of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. The court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the public prosecutor. We presented a timetable and have commenced investigations, which under the timetable we proposed, is expected to be completed by April 30, 2014. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages.

On April 8, 2013, the INEA fined  us in the amount of R$35 million in connection with the matters involving Volta Grande IV Residential and requested that we perform the same actions already under discussion in the July 2012 public prosecutor lawsuit. In January 2014 we filed a lawsuit seeking to reverse this fine and are awaiting for the INEA to file its response.

In August 2013, the federal environmental public prosecutor (Ministério Público Federal) filed a judicial civil proceeding against us with the same claims requested on the lawsuit brought by the environmental public prosecutor of the State of Rio de Janeiro, described above.

For further information on our legal proceedings and contingencies, see Notes 17 and 18 to our consolidated financial statements.

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

At our Annual Shareholders’ Meeting of April 25, 2014, our shareholders ratified the payment of R$610 million as dividends and R$190 million as interest on shareholders’ equity relating to 2013, which were already approved by the Board of Directors Meeting held on August 6, 2013, and on November 13, 2013 and paid to the shareholders.

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

The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for the fourth quarter of 2013 was 5.0%.

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

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the BM&FBOVESPA (per common share) and the ADSs on the NYSE for the periods indicated:

	Common Shares(1)			American Depositary Shares(1)
	U.S.$ per Share(2)		Volume	U.S.$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2009:
Year end	18.45	6.03	4,930	18.61	6.00	7,214
2010:
Year end	20.81	13.37	3,637	20.76	13.38	5,360
2011
Year End	17.98	7.23	3,422	18.33	7.31	4,840
2012
First quarter	10.83	8.09	3,958	10.88	8.53	5,486
Second quarter	9.58	5.23	3,914	9.63	5.24	5,078
Third quarter	6.80	4.56	6,435	6.78	4.55	7,331
Fourth quarter	5.84	4.75	4,940	5.90	4.72	6,695
Year End	10.83	4.56	4,817	10.88	4.55	6,148
2013
First quarter	5.56	3.88	5,561	5.39	3.91	5,213
Second quarter	4.31	2.45	7,866	4.00	2.54	6,103
Third quarter	4.14	2.14	8,381	4.06	2.24	6,822
Fourth quarter	6.08	3.95	6,216	5.93	4.00	6,753
Year End	6.08	2.14	7,047	5.93	2.24	6,239
2014
First quarter	5.96	3.59	6,905	5.92	3.63	6,080

Month Ended:

October 31, 2013	5.39	4.04	7,597	5.31	3.97	9,388
November 30, 2013	5.54	4.86	5,616	5.41	4.98	6,064
December 31, 2013	6.08	4.81	5,146	5.95	4.91	4,522
January 31, 2014	5.96	4.36	7,208	5.77	4.38	6,977
February 28, 2014	4.82	4.24	5.540	4.70	4.35	5,410
March 31, 2014	4.46	4.33	6.213	4.45	4.34	5,788

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

As of April 29, 2014, the closing sale price (i) per common share on the BM&FBOVESPA was of R$8.79 and (ii) per ADS on the NYSE was of U.S.$3.94. The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2013, approximately 344 million, or approximately 23.6%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 202 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 80 million common shares, representing 5.47% of our outstanding common shares.

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2013, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.4 trillion (or U.S.$1.0 trillion). In contrast, as of December 2013, the aggregate market capitalization of the NYSE was U.S.$17.9 trillion. The average daily trading volume of the BM&FBOVESPA and NYSE for December 2013 was of approximately R$7.4 billion (or U.S.$3.5 billion) and U.S.$64 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire”

As of December 31, 2013, we accounted for approximately 0.84% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2009	69,349	36,234	68,588
2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012	68,394	52,481	60,952

2013	63,472	44,816	51,507
2014 (through March 31)	51,794	44,904	51,701

The IBOVESPA index closed at 51,701 on March 31, 2014. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

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

Pursuant to CVM Resolution No. 358, of January 3, 2002, as recently modified by CVM Instruction No. 547, of January 5, 2014, CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

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

Pursuant to CVM Rule No. 480, of December 7, 2009, CVM expanded the quantity and improved the quality of information reported by issuers in Brazil. This Rule represents a significant step forward in providing the market with greater transparency over securities issuers and provides for issuers to file annually a comprehensive and opinative reference form (Formulário de Referência).The reference form (Formulário de Referência) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and the United States, among others), by means of which the information regarding an specific issuer is consolidated into one document and is subject to periodic update (the “Shelf Document”). This mechanism offers the investor the possibility to analyze one single document for relevant information about the issuer.

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

Capital Stock

On December 31, 2013 our capital stock was composed of 1,457,970,108 common shares. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (a “2,689 Holder”).

Taxation of Dividends and Interest on Shareholders’ Equity

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

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government's Long-Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

Payment of interest on shareholders' equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

For this purpose, a “tax haven” or ‘low-tax regime” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (“Tax Haven Jurisdiction”). These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

·         are exempt, when realized by a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction;

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

U.S. Federal Income Tax Considerations

The summary discussion below is applicable to you only if you are a “U.S. Holder” (as defined below) that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a U.S. dollar investment. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of stockholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADSs depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 20% rate of tax in respect of “qualified dividend income” received. Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on existing Internal Revenue Service (“IRS”) guidance, it is not entirely clear whether dividends received with respect to the common shares not held through ADSs will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

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

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of common shares or ADSs will not be subject to U.S. federal income tax unless those dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or are attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from common shares or ADSs), in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of the dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” (at a 30% rate or at a reduced rate as may be specified by an applicable income tax treaty).

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, the U.S. Holder’s gain or loss will be capital gain or loss taxed at a maximum rate of 20% where the property is held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

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

Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other taxable disposition of common shares or ADSs unless:

•         the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (or is attributable to a permanent establishment maintained in the United States by that Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for that Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of the common shares or ADSs); or

•         in the case of a Non-U.S. Holder who is an individual, that Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns common shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodities prices could adversely affect the value of financial assets, liabilities, expected future cash flows or earnings. We developed policies aimed at managing the volatility inherent to certain of these natural business exposures. We use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts.

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

•                     TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•                     CDI (benchmark Brazilian real  overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 2013* (amortization)	Notional amount	2014	2015	2016	2017	2018	Thereafter

U.S. dollar LIBOR	2,743	298	158	476	476	215	1,120

U.S. dollar fixed rate	7,940	52	977	-	-	-	6,911

CDI	15,260	1,783	1,949	2,563	2,991	3,623	2,351

Euro fixed rate	386	-	-	77	77	77	155

TJLP	1,016	70	75	81	81	81	628

Other	80	31	23	13	4	2	7

		Maturities
Exposure as of December 2012* (amortization)	Notional amount	2013	2014	2015	2016	2017	Thereafter

U.S. dollar LIBOR	2,143	160	362	463	622	536	-

U.S. dollar fixed rate	8,046	1,162	25	831	-	-	6,028

CDI	14,816	100	2,216	2,216	2,100	2,550	5,634

Euro fixed rate	324	-	-	-	65	65	194

TJLP	3,116	371	174	195	210	206	1,960

Other	378	32	23	31	45	21	226

*All figures in R$ million.

Our cash and cash equivalent were as follows:

	December 31, 2013	December 31, 2012	Exposure
Cash in reais:	449	1,594	CDI
Cash in U.S. dollars:	4,073	5,035	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2013		December 2012
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	3.54	5.04	2.72	2.99
U.S. dollar fixed rate	7.15	14.73 (with perpetual bond)	7.52	13.83 (with perpetual bond)
Euro fixed rate	3.88	4.09	3.88	5.16
BNDES U.S. dollar	2.36	0.17	2.36	0.67
CDI	110.88 of CDI	3.65	110.69 of CDI	4.38
TJLP	1.36	8.45	1.68	7.65

We conducted Non Deliverable Forward, or NDF, transactions for the purpose of ensuring the forward purchase of U.S. dollars, which are settled, without physical delivery, by the difference in contracted R$/U.S.$ buy parity against the R$/U.S.$ sell parity, with is the Sale Ptax T-1 to maturity and exchange swap agreements to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. For the duration of our U.S. dollar fixed-rate derivatives, see tables below:

December 31, 2013
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	110	3.5%	116

Dollar-to-real swap (NDF)	U.S. Dollar	293	-	128

Dollar-to-euro swap	U.S. Dollar	11,8	-	102

Dollar-to-euro swap (NDF)	Euro	90	-	50

LIBOR-to-CDI interest rate swap	U.S. Dollar	21,5	1.25%	132

Fixed rate-to-CDI interest rate swap	Real	345	-	782

December 31, 2012
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	10	3.5%	732

Dollar-to-euro swap	U.S. Dollar	44	-	92

Dollar-to-euro swap (NDF)	Euro	90	-	10

Yen-to-dollar swap	Yen	59,090	-	346

LIBOR-to-CDI interest rate swap	U.S. Dollar	64,5	1.25%	497

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

Our exposure to the U.S. dollar is due to the following contract categories:

•                     U.S. dollar-denominated debt;

•                     offshore cash;

•                     currency derivatives (in the case of options, we use the delta as a measure of exposure);

•                     U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•                     offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2013	December 31, 2012
U.S. dollar Liabilities
Loans and financing	4,590	5,049
Trade accounts payable	40	263
Intercompany loans	34	14
Others	9	25
Total Liabilities	4,673	5,351

U.S. dollar Assets
Offshore cash and cash equivalents	4,087	5,035
Guarantee margin	-	200
Trade accounts receivable	303	289
Advances to suppliers	-	12
Intercompany loans	154	61
Other	21	3
Total Assets	4,565	5,600

Total U.S. dollar Exposure	(108)	249

Derivative notional	403	10

Total U.S. dollar Net Exposure	295	259

Our exposure to the Euro is due to the following contract categories:

•         Euro-denominated debt;

•         offshore cash;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2013	December 31, 2012
Euro Liabilities
Loans and financing	121	121
Trade accounts payable	2	-
Others	17	-
Total Liabilities	140	121

Euro Assets
Offshore cash and cash equivalents	1	3
Trade accounts receivable	34	32
Intercompany loans	78	92
Advances to suppliers	-	1
Other	54	37
Total Assets	167	165

Total Euro Exposure	27	44

Derivative notional	(90)	(90)

Total Euro Net Exposure	(63)	(46)

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

The real  exchange rate is significantly volatile. Between 2004 and 2013 the exchange rate had an average annual volatility of 14.98%.

•         Sensitivity analysis of the U.S. dollar-to-cdi exchange swap

For the consolidated foreign exchange operations with U.S. Dollar Fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2013 recorded as assets in the amount of R$12,912 million.

To develop our sensitivity analysis we analyze two different scenarios of exchange rate variation. Based on the foreign exchange rate of December 31, 2013 of R$2.343 per U.S.$1.00, adjustments were estimated for two scenarios: scenario 1: (25% of Real appreciation) rate of R$1.7570 per U.S.$1.00; scenario 2: (50% of Real appreciation) rate of R$1.1713 per U.S.$1.00.

December 31, 2013
(In millions of U.S.$, except for exchange rates)	Risk	Scenario	Reference Value	Problable Scenario	Exchange Rates	Additional Results

Net current swap	U.S. Dollar fluctuation		110	‘ 13	2.3426	-
		1			1.7570	(64)
		2			1.1713	(129)

•         Sensitivity analysis of the U.S. dollar-to-euro exchange swap

For the consolidated foreign exchange operations with Euro fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of 31 December, 2013 recorded as liabilities in the amount of R$5,258 million.

For consolidated exchange transactions with Euro fluctuation risk, based on the foreign exchange rate on December 31, 2013, of U.S.$ 1.3773 per €$ 1.00, adjustments were estimated for two scenarios: scenario 1: (25% of U.S. dollar appreciation) rate of U.S.$1.0330 per €$ 1.00; scenario 2: (50% of U.S. dollar appreciation) rate of U.S.$0.6887 per €$ 1.00.

December 31, 2013
(In millions of U.S.$, except for exchange rates)	Risk	Scenario	Reference Value	Problable Scenario	Exchange Rates	Additional Results

Net current swap	EURO fluctuation		(90)	5	1.3773	-
		1			1.0330	73
		2			0.6887	145

•         Sensitivity analysis of exchange U.S. dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2013 recognized in assets, amounting to R$0,017million.

To develop our sensitivity analysis we analyze two different scenarios for the U.S. dollar-euro parity volatility. Based on the foreign exchange rate of December 31, 2013 of U.S.$1.3773 per €$1.00, adjustments were estimated for two scenarios: scenario 1: (25% of U.S. dollar appreciation) rate of U.S.$1.0330 per €$1.00; scenario 2: (50% of U.S. dollar appreciation) rate of U.S.$0.6887 per €$1.00.

December 31, 2013
(In millions of U.S.$, except for exchange rates)	Risk	Scenario	Reference Value	Problable Scenario	Exchange Rates	Additional Results

Net current swap	U.S. Dollar fluctuation		11,8	0,017	1.3773	-
		1			1.0330	(13)
		2			0.6887	(26)

•         Sensitivity analysis of the U.S. dollar-to-real exchange swap

For the consolidated foreign exchange operations with U.S. dollar fluctuation risk, the sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2013 recorded as liabilities in the amount of R$0.6 million.

To develop our sensitivity analysis we analyze two different scenarios of exchange rate variation. Based on the foreign exchange rate of December 31, 2013 of R$2.343 per U.S.$1.00, adjustments were estimated for two scenarios: scenario 1: (25% of Real appreciation) rate of R$1.7570 per U.S.$1.00; scenario 2: (50% of Real appreciation) rate of R$1.1713 per U.S.$1.00.

December 31, 2013
(In millions of U.S.$, except for exchange rates)	Risk	Scenario	Reference Value	Problable Scenario	Exchange Rates	Additional Results

Net current swap	U.S. Dollar fluctuation		293	0,597	2.3426	-
		1			1.7570	(171)
		2			1.1713	(343)

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of December 31, 2013.

						12/31/2013
	Notional million U.S.$	Risk	25%	50%	25%	50%
Swap of interest rate libor vs CDI	21,5	(Libor) U.S.$	(10)	(12)	10	12

						12/31/2013
	Notional million R$	Risk	25%	50%	25%	50%
Swap of interest rate Pré vs CDI	345	CDI	(11)	(20)	5	14

•         Sensitivity analysis of changes in interest rate

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2013 in the consolidated financial statements.

In millions of R$

		Impact on profit or loss
Changes in interest rates	% a.a	12/31/2013	12/31/2012
TJLP	5.00	2,5	8,4
Libor	0.35	5,7	6,5
CDI	9.77	71,5	49,5

Share market price risk

•         The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts recognized at market prices as of December 31, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the following scenarios for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares).

	Impact on profit or loss
Companies	Problable	25%	50%
Usiminas	772	200	399
Panatlântica	7	3	6
	779	203	405

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service

Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits	U.S.$5.00 for each 100 ADSs (or portion thereof)
Distribution of dividends	U.S.$5.00 for each 100 ADSs
Deposit of securities, including in respect of share, rights and other distributions	U.S.$5.00 for each 100 ADSs (or portion thereof)
Withdrawal of deposited securities	U.S.$5.00 for each 100 ADSs (or portion thereof)

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2013, such reimbursements totaled U.S.$0.7 million.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission. Based on the assessment, management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, dated April 30, 2014 on the effectiveness of our internal control over financial reporting as of December 31, 2013, see “Item 18. Financial Statements”.

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

There was no amendment to or waiver from any provision of our Code of Ethics in 2013. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2013 and 2012, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2013	2012
	(In thousands of R$)
Audit fees	3,399	2,992
Audit – related fees	767	1,899
Tax fees	-	-
Total	4,166	4,891

Audit fees

Audit fees in 2013 and 2012 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2013 and 2012 these fees refer mainly to comfort letters for offering of bonds and due diligence processes.

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2013 and 2012 there were no fees for tax services provided by our independent auditors.

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

In 2013, we did not carry out any form of share buyback, either through publicly announced plans or programs or otherwise.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. We have established an Audit Committee, which is equivalent to a U.S. audit committee, and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. They also report on our auditing policies and our annual audit plan prepared by our internal auditing team. Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three independent directors elected by our Board of Directors for a one-year term of office. The current members of our Audit Committee are Fernando Perrone, Yoshiaki Nakano and Antonio Bernardo Vieira Maia. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Report of Independent Registered Public Accounting Firm	FS-R3
Consolidated financial statements:
Balance sheets as of December 31, 2013 and 2012 and January 1, 2012	FS- 1
Statements of income for the years ended December 31, 2013, 2012 and 2011	FS- 3
Statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011	FS- 4
Statements of cash flow for the years ended December 31, 2013, 2012 and 2011	FS-5
Statements of changes in shareholders’ equity for the years ended December 31, 2013, 2012 and 2011 Notes to consolidated financial statements	FS-6 FS-8

The following consolidated financial statements of Namisa, together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2013 and 2012	FS- 1
Statements of income for the years ended December 31, 2013 and 2012	FS- 3
Statements of comprehensive income for the years ended December 31, 2013 and 2012	FS- 4
Statements of cash flow for the years ended December 31, 2013 and 2012	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2013 and 2012	FS- 6
Notes to consolidated financial statement	FS- 7

. table of contents

Item 19. Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
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
10.1*

Share Purchase Agreement, dated October 21, 2008, among CSN, Big Jump Energy Participações S.A., Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.2*

Amendment to the Share Purchase Agreement, dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013)

10.3*

Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between CSN and Big Jump Energy Participações S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.4*

Amendment to the Shareholders’ Agreement of Nacional Minérios S.A., dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013)

10.5*

High Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.6*

Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.7*

Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

10.8*

Port Operating Services Agreement, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

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

April 30, 2014	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Rogério Leme Borges dos Santos Rogério Leme Borges dos Santos
	Title:	Controller / Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the internal control over financial reporting of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the years ended December 31, 2013 and 2012 of the Company and our report dated April 30, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting standards as described in notes 2.y) and 3.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

April 30, 2014

FS-R1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued byInternational Accounting Standards Board - IASB.

As discussed in notes 2.y) and 3 to the consolidated financial statements, the accompanying financial statements as of and for the year ended December 31, 2012 have been retrospectively adjusted for the adoption of International Financial Reporting Standards (“IFRS”) 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosures of Interests in Other Entities, and IAS 1, Presentation of Financial Statements, and various amendments as part of the IFRS Annual Improvements 2009 – 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO and our report dated April 30, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

April 30, 2014

FS-R2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows of Companhia Siderúrgica Nacional and its subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of the Company for the year ended December 31, 2011 , in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Emphasis

As described in explanatory note 3 to the December 31, 2013 consolidated financial statements, the Company adopted the provisions of IFRS 10 – Consolidated Financial Statements and IFRS 11 - Joint Arrangements in 2013, which included the disclosure of the January 1, 2012 balance sheet.

/s/ KPMG Auditores Independentes

São Paulo, Brazil

April 27, 2012, except for explanatory note 3 to the December 31, 2013 consolidated financial statements as to which the date is April 30, 2014.

FS-R3

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets

	Note	2013	2012	01/01/2012
CURRENT ASSETS
Cash and cash equivalents	4	9,995,672	11,891,821	13,440,690
Trade receivables	5	2,522,465	2,661,417	2,146,662
Inventories	6	3,160,985	3,393,193	3,518,907
Other current assets	7	722,920	1,152,155	1,057,717
Total current assets		16,402,042	19,098,586	20,163,976

NON-CURRENT ASSETS
Long-term receivables
Investments measured at fair value		30,756	116,753	139,679
Deferred income taxes	8	2,770,527	2,177,079	1,473,739
Other non-current assets	7	1,835,325	1,627,139	2,930,843
		4,636,608	3,920,971	4,544,261

Investments	9	13,487,023	10,839,787	10,017,456
Property, plant and equipment	10	14,911,426	18,519,064	15,764,495
Intangible assets	11	965,440	904,861	230,979
Total non-current assets		34,000,497	34,184,683	30,557,191

TOTAL ASSETS		50,402,539	53,283,269	50,721,167

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity

	Note	2013	2012	01/01/2012
LIABILITIES AND SHAREHOLDERS´ EQUITY
CURRENT LIABILITIES
Payroll and related taxes		208,921	184,963	164,942
Trade payables	13	1,102,037	2,025,461	1,102,600
Taxes payable		304,095	272,766	318,315
Borrowings and financing	12	2,642,807	2,169,122	2,598,045
Other payables	14	972,851	1,582,040	1,939,199
Provisions for tax, social security, labor and civil risks	17	333,519	316,547	258,914
Other provisions				8,133
Total current liabilities		5,564,230	6,550,899	6,390,148

NON-CURRENT LIABILITIES
Borrowings and financing	12	25,103,623	27,135,582	24,551,642
Other payables	14	10,061,571	9,009,049	10,210,273
Deferred income taxes	15	268,833	238,241	19,763
Provisions for tax, social security, labor and civil risks	17	479,664	371,697	346,285
Pension and healthcare plan	28	485,105	565,591	469,050
Provision for environmental liabilities and decommissioning of assets	18	370,454	404,697
Other provisions				316,836
Total non-current liabilities		36,769,250	37,724,857	35,913,849

Equity	20
Issued capital		4,540,000	4,540,000	1,680,947
Capital reserves		30	30	30
Earnings reserves		2,839,568	3,690,543	7,671,620
Other comprehensive income/(loss)		716,972	386,324	-1,366,776
Total equity attributable to owners of the Company		8,096,570	8,616,897	7,985,821

Non-controlling interests		-27,511	390,616	431,349

Total equity		8,069,059	9,007,513	8,417,170

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		50,402,539	53,283,269	50,721,167

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2013	2012	2011 (*)
Net Revenue from sales and/or services	22	17,312,432	15,228,589	16,519,584
Cost of sales and/or services	23	-12,422,706	-11,258,667	-9,800,844

Gross profit		4,889,726	3,969,922	6,718,740

Operating expenses		-1,769,972	-3,251,353	-961,818
Selling expenses	23	-874,875	-773,488	-604,108
General and administrative expenses	23	-485,090	-467,920	-575,585
Other operating income	24	566,063	110,901	719,177
Other operating expenses	24	-1,134,208	-2,762,282	-501,302
Share of profits of subsidiaries	9	158,138	641,436

Profit before finance income (costs) and taxes		3,119,754	718,569	5,756,922
Finance income	25	171,984	391,844	717,450
Finance costs	25	-2,683,583	-2,543,195	-2,723,253

Profit (loss) before income taxes		608,155	-1,432,782	3,751,119

Income tax and social contribution	15	-74,161	952,208	-83,885

Profit (loss) from continuing operations		533,994	-480,574	3,667,234

Profit (loss) for the year attributed to:
Companhia Siderúrgica Nacional		509,025	-420,113	3,706,033
Non-controlling interests		24,969	-60,461	-38,799

Earnings (losses) per common share - (reais/share)
Basic	27	0.34913	-0.28815	2.54191
Diluted	27	0.34913	-0.28815	2.54191

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	2013	2012	2011 (*)
Profit (loss) for the year	533,994	-480,574	3,667,234

Other comprehensive income	330,648	1,753,100	-1,198,761
Exchange differences arising on translation of foreign operations	218,927	147,735	195,046
Actuarial gains/(losses) on defined benefit plan, net of taxes	64,336	106,209	-74,331
Net change in fair value of available-for-sale financial assets, net of taxes	44,084	-8,329	-621,312
Net change in fair value of available-for-sale financial assets transferred to profit or loss			-698,164
Impairment of available-for-sale assets, net of taxes	3,301	1,507,485

Comprehensive income for the year	864,642	1,272,526	2,468,473

Attributable to:
Companhia Siderúrgica Nacional	839,673	1,332,987	2,507,272
Non-controlling interests	24,969	-60,461	-38,799

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	Note	2013	2012	2011(*)

Profit (loss) for the year		533,994	-480,574	3,667,234
Accrued charges on borrowings and financing		2,233,500	2,203,057	2,650,622
Depreciation/ depletion / amortization		1,155,593	1,100,472	948,251
Share of profits of investees		-158,138	-641,436
Deferred income tax and social contribution		-1,216,594	-1,274,207	-52,542
Provision for tax, social security, labor and civil risks		97,371	232,308	183,697
Monetary variation and exchange differences		1,638,653	1,010,237	-250,083
Provision of swaps/forwards transactions		25,597	13,739	110,009
Impairment of available-for-sale assets		5,002	2,022,793
Gain from write off and disposal of assets		31,660	9,759	54,727
Provision for actuarial liabilities		13,488	-30,655	-11,412
Realization of available-for-sale investments				-698,164
Impairment loss adjustment		48,469
Gain on loss of control over Transnordestina		-473,899
Impairment of the Transnordestina old railway network		216,446
Other provisions		-3,886	43,372	-19,462
Cash generated from operations		4,147,256	4,208,865	6,582,877

Trade receivables - third parties		-225,028	55,349	-482,544
Trade receivables - related parties		-62,795	-318,080	143,117
Inventories		259,301	164,755	-410,264
Receivables from related parties		-54,931	-4,393	471,666
Recoverable taxes		486,787	172,402	16,700
Judicial deposits		5,821	32,595	-20,253
Dividends received from related parties		324,180	247,403
Trade payables		-841,157	727,337	544,300
Payroll and related taxes		148,556	-110,999	-47,072
Taxes in installments - REFIS		446,443	-125,896	-160,539
Payables to related parties		-3,063
Interest paid		-2,376,537	-2,447,407	-2,145,400
Interest on swaps paid		-4,617	-39,040	-360,976
Other		-52,137	-33,918	70,168
Increase (decrease) in assets and liabilities		-1,949,177	-1,679,892	-2,381,097

Net cash generated by operating activities		2,198,079	2,528,973	4,201,780

Investments		-5,131	-166,915	-57,157
Purchase of property, plant and equipment		-2,489,569	-2,736,452	1,310,171
Cash from merger of subsidiaries			14,880
Receipt/payment in derivative transactions		426,328	65,931	-2,126,493
Acquisition of subsidiaries			-301,192	-4,400,825
Purchase of intangible assets		-635	-1,388	-707
Cash and cash equivalents on the loss of control over Transnordestina		-146,475
Short-term investment, net of redeemed amount		-30,324	22,926
Net cash used in investing activities		-2,245,806	-3,102,210	-5,275,011

Borrowings and financing raised		1,697,363	3,520,263	7,824,012
Repayments to financial institutions - principal		-1,923,703	-2,429,046	-1,469,206
Repayments of principal - acquisition of subsidiaries			-803,456
Dividends and interest on capital		-1,660,503	-1,199,734	-1,856,381
Capital contribution by non-controlling shareholders		5,424	56,194	242,290
Net cash (used in) generated by financing activities		-1,881,419	-855,779	4,740,715

Exchange rate changes on cash and cash equivalents		32,997	-119,853	1,510,631

Increase (decrease) in cash and cash equivalents		-1,896,149	-1,548,869	5,178,115
Cash and cash equivalents at the beginning of the year		11,891,821	13,440,690	10,239,278
Cash and cash equivalents at the end of the year		9,995,672	11,891,821	15,417,393

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other Comprehensive income	Shareholders´ Equity	Non-Controling interests	Consolidated Equity
Opening balance at January 1, 2011	1,680,947	30	6,119,798		-168,015	7,632,760	189,928	7,822,688
Approval of prior year’s proposed dividends			-1,227,703			-1,227,703		-1,227,703
Profit for the year				3,706,033		3,706,033	-38,799	3,667,234
Allocation of profit for the year
Declared dividends (R$635.48 per thousand shares)				-926,508		-926,508		-926,508
Additional dividends proposed (R$187.58 per thousand shares)			273,492	-273,492
Other comprehensive income					-1,198,761	-1,198,761		-1,198,761
Recognition of reserves			2,506,033	-2,506,033
Non-controlling interests							280,220	280,220
Balances at December 31, 2011 (*)	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
Capital transactions with shareholders	2,859,053		-3,432,545			-573,492		-573,492
Capital increases	2,859,053		-2,859,053
Declared dividends (R$205.77 per thousand shared)			-300,000			-300,000		-300,000
Interest on capital (R$384.10 per thousand shares)			-560,000			-560,000		-560,000
Interest on capital proposed			560,000			560,000		560,000
Approval of prior year’s proposed dividends			-273,492			-273,492		-273,492
Total comprehensive income				-548,532	1,753,100	1,204,568	-60,461	1,144,107
Profit for the year				-420,113		-420,113	-60,461	-480,574
Other comprehensive income				-128,419	1,753,100	1,624,681		1,624,681
Cumulative translation adjustments for the period					147,735	147,735		147,735
Actuarial (losses)/gains on defined benefit pension plan					-22,21	-22,210		-22,210
Available-for-sale assets, net of taxes					1,499,156	1,499,156		1,499,156
Acturial losses reclassification				-128,419	128,419
Internal changes in shareholders' equity			-548,532	548,532
Losses absorption for the period			-420,113	420,113
Acturial losses absorption			-128,419	128,419
Non-controlling interests in subsidiaries							19,728	19,728
Balances at December 31, 2012	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
Capital transactions with shareholders			-560,000	-800,000		-1,360,000		-1,360,000
Capital increases
Declared dividends (R$418.39 per thousand shared)				-610,000		-610,000		-610,000
Interest on capital (R$130.32 per thousand shares)				-190,000		-190,000		-190,000
Approval of prior year’s proposed dividends			-560,000			-560,000		-560,000

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controling interests	Consolidated Equity
Total comprehensive income				509,025	330,648	839,673	24,969	864,642
Profit for the year				509,025		509,025	24,969	533,994
Other comprehensive income					330,648	330,648		330,648
Cumulative translation adjustments for the period					218,927	218,927		218,927
Actuarial (losses)/gains on defined benefit pension plan					64,336	64,336		64,336
Available-for-sale assets, net of taxes					44,084	44,084		44,084
Impairment of available-for-sale assets					3,301	3,301		3,301
Internal changes in shareholders' equity			-290,975	290,975			-443,096	-443,096
Recognition of reserves			25,451	-25,451
Reversal of statutory working capital reserve			-316,426	316,426
Non-controlling interests in subsidiaries							-443,096	-443,096
Balances at December 31, 2013	4,540,000	30	2,839,568		716,972	8,096,570	-27,511	8,069,059

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief

The accompanying notes are an integral part of these consolidated financial statements.

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

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

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeastern Railway System  of RFFSA, in the States of  Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 26 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, allowance for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 30, 2014.

(b)      Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2013 and 2012 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice:

•           Companies

	Equity interests (%)
Companies	12/31/2013	12/31/2012	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
International Investment Fund (1)		100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A. (2)		99.99	Reforestation
Companhia Florestal do Brasil	99.99		Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric powe
FTL - Ferrovia Transnordestina Logística S.A. (3)	88.41	99.99	Railroad logistics
Transnordestina Logística S.A. (4)		76.13	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.99	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.98	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A. (4)	77.30		Railroad logistics

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)     Company liquidated on May 9, 2013.

(2)     Company merged on September 30, 2013.

(3)     New corporate name of TFNE - Transnordestina Ferrovias do Nordeste S.A., changed on February 15, 2013.

(4)     On December 27, 2013, TLSA became a jointly controlled entity and the investment accounted for under the equity method, as mentioned in note 9.b.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2013	12/31/2012	Core business

Direct interest: full consolidation
DIPLIC - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

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

•          Subsidiaries

Subsidiaries are all entities (including special purpose entities), whose financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•          Jointly controlled entities

Jointly controlled entities are all entities over which the Group has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and characteristics of each investor.

 The investments in jointly controlled entities classified as joint ventures are accounted for under the equity method and are not consolidated. Some joint arrangements were considered as joint operation in 2013, due to the application of IFRS 11, see further details in note 3.

Jointly arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and characteristics of each investor.

Joint arrangements are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Thus, the assets, liabilities, revenues and expenses related to its interests in joint arrangements are accounted for individually in the financial statements.

The Company eliminates the effect on profit or loss of transactions carried out with joint controlled entities and, as a result, reclassifies part of the share of profits (losses) of jointly controlled entities to finance costs, cost of sales and income tax and social contribution.

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

ii.      Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2013 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2013, US$1 is equivalent to R$2.3426 (R$2.0435 as of December 31, 2012), €$ 1 is equivalent to R$3.2265 (R$2.6954 as of December 31, 2012) and ¥$ 1 is equivalent to R$0.02233 (R$0.02372 as of December 31, 2012).

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

(e)      Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses.

(f)       Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. The allowance for estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(g)      Investments

Investments in subsidiaries, joint venture entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and joint venture entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(h)    Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 4).

(i)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), except when a new campaign is launched to permit the access to a significant new ore body. In such cases, the cost is capitalized as a non-current asset and amortized during the extraction of the ore body.

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

(k)      Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

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

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested.

The Company has recognize all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, subsequently transferred to retained earnings or accumulated losses.  If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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

(u)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the year ended December 31, 2013 amounted to R$5,810 (R$6,033 as of December 31, 2012).

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

The amount of the loss is measured as the difference between the carrying amount of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

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

iii)     Financial liabilities

Financial liabilities are classified into following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

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

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Finance income” and “Finance costs”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

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

(y)    New and revised pronouncements adopted for the first in the year beginning January 1, 2013

On January 1, 2013 the Company adopted for the first time certain standards and revised amendments that require the presentation of the adjusted comparative  amounts. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11 and IFRS 12. The Company applied transition relief as described above with respect to the adoption of those standards, providing adjusted comparative information to the immediately preceding period of January 1, 2012. As a result, the balances for the year ended December 31, 2012 and the beginning balance at January 1, 2012 are being restated. The financial information related to the year ended December 31, 2011 remain unchanged as such as the related notes that contain information for the year then ended December 31, 2011. Those notes are: 22 – Net sales revenue; 23 – Expenses by nature; 24 – Other operating income (expenses); 25 – Finance income (costs); 26 – Segment Information; 32 - Additional information to cash flows and 33 – Statement of comprehensive income.

The new and revised pronouncements that have had a material impact on the Company’s financial statements and, consequently, resulted in the restatement of the amounts, are described in Note 3.

Other new and revised pronouncements and interpretations adopted for the first time in 2013 include: IAS 1 Presentation of Financial Statements; IAS 19 Employee Benefits; IFRS 13 Fair Value Measurement; IFRS 7 Financial Instruments: Disclosures; IAS 27 Consolidated and Separate Financial Statements; IAS 28 Investments in Associates; and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. However, they did not have any material impacts on the Company’s financial statements.

(z)    New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2013:

Standard	Description	Effective date
IAS 32

Financial Instruments: Presentation, on the offsetting of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to offset financial assets and financial liabilities in the balance sheet.

January 1, 2014
Revised IFRS 10, IFRS12 and IAS27

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

The amendments to IFRS 12 and IAS 27 introduce new requirements to the disclosure of investment entities.

January 1, 2014
IFRIC 21

Clarifies that an entity recognizes a liability for a tax when the activity that triggers payment occurs. For a levy that requires its payment to be triggered upon reaching a certain threshold, the interpretation indicates that no liability should be recognized before the specified minimum threshold is reached.

January 1, 2014
Revised IAS 39	This revision provides relief on the discontinuance of hedge accounting when the novation of a derivative designated as hedging instrument meets certain criteria.	January 1, 2014
Amendment to IAS 36	The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed.	January 1, 2014
IFRS 9

Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets and on hedge accounting continues to apply. The amendment to IFRS 9 postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

January 1, 2015

The Company does not expect that these new standards will have a material impact on its financial statements in 2014.

3.     CHANGES IN ACCOUNTING POLICIES

The Company applied, beginning January 1, 2013, IFRS 10 Consolidated Financial Statements,, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 Joint Arrangements, which requires a new assessment of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form.  IFRS 10 supersedes the consolidation requirements of SIC-12 Consolidation of Special Purpose Entitiesand IAS 27 Separate and Consolidated Financial Statements.  IFRS 11 supersedes IAS 31 Interests in Joint Venturesand SIC-13 Joint Ventures - Non-Monetary Contributions by Venturers.

Accordingly, as the proportionate consolidation method for entities qualified as joint ventures is no longer allowed, the Company no longer consolidates its joint arrangements entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and started to account for these investiments under the equity method. In addition to the application of IFRS 11, management adopts as accounting policy the elimination of the effect on profit or loss of transactions carried out with joint venture entities. As a result, part of the share of profits (losses) of jointly controlled entities was reclassified to finance costs, cost of sales and income tax and social contribution.

The Company also applied, beginning January 1, 2013, IFRS 12 – Disclosure of Interest in Other Entities, which requires disclosures of the nature of, and risks associated with, the Company's interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

For purposes of comparison, the balances as of December 31, 2012 and the opening balance as of January 1, 2012 have been adjusted taking into account said changes in accounting policy, and are being presented for comparative purposes in the notes to the financial statements, as shown below:

i.       Balance sheet as of December 31, 2012

			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	14,444,875	-2,553,054	11,891,821
Trade receivables	1,794,566	866,851	2,661,417
Inventories	3,580,025	-186,832	3,393,193
Other current assets	1,302,479	-150,324	1,152,155
Total current assets	21,121,945	-2,023,359	19,098,586

Non-current assets
Long-term assets
Investments measured at fair value	116,753		116,753
Deferred income taxes	2,372,501	-195,422	2,177,079
Other non-current assets	1,648,056	-20,917	1,627,139
	4,137,310	-216,339	3,920,971

Investment	2,351,774	8,488,013	10,839,787
Property, plant and equipment	20,408,747	-1,889,683	18,519,064
Intangible assets	1,275,452	-370,591	904,861
Total non-current assets	28,173,283	6,011,400	34,184,683

TOTAL ASSETS	49,295,228	3,988,041	53,283,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	241,291	-56,328	184,963
Trade payables	1,957,789	67,672	2,025,461
Taxes payable	336,348	-63,582	272,766
Borrowings and financing	2,295,409	-126,287	2,169,122
Other payables	1,221,350	360,690	1,582,040
Provision for tax, social security, labor, civil and environmental risks	355,889	-39,342	316,547
Total current liabilities	6,408,076	142,823	6,550,899

Non-current liabilities
Borrowings and financing	27,856,350	-720,768	27,135,582
Other payables	4,388,451	4,620,598	9,009,049
Deferred income taxes	284,110	-45,869	238,241
Provision for tax, social security, labor, civil and environmental risks	371,697		371,697
Pension and healthcare plan	565,591		565,591
Provision for environmental liabilities and decommissioning of assets	413,440	-8,743	404,697
Total non-current liabilities	33,879,639	3,845,218	37,724,857

Shareholders’ equity
Issued capital	4,540,000		4,540,000
Reserves	3,690,573		3,690,573
Other comprehensive income	386,324		386,324
Non-controlling interests	390,616		390,616
Total shareholders' equity	9,007,513		9,007,513

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,295,228	3,988,041	53,283,269

ii.      Statement of income for the year ended December 31, 2012

			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance heet
Net revenue from sales and/or services	16,896,264	-1,667,675	15,228,589
Cost of sales and/or services	-12,072,206	813,539	-11,258,667
Gross profit	4,824,058	-854,136	3,969,922
Operating expenses/income	-4,182,361	931,008	-3,251,353
Selling expenses	-931,525	158,037	-773,488
General and administrative expenses	-576,514	108,594	-467,920
Other operating income (expenses), net	-952	642,388	641,436
Share of profits (losses) of Subsidiaries	-2,673,370	21,989	-2,651,381
Operating profit before finance income (costs)	641,697	76,872	718,569
Finance income (costs), net	-1,992,405	-158,946	-2,151,351
Loss before income tax and social contribution	-1,350,708	-82,074	-1,432,782
Income tax and social contribution	870,134	82,074	952,208
Loss for the year	-480,574		-480,574
Attributable to:
Companhia Siderúrgica Nacional	-420,113		-420,113
Non-controlling interests	-60,461		-60,461

iii.     Balance sheet as of January 1, 2012

			01/01/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	15,417,393	-1,976,703	13,440,690
Trade receivables	1,616,206	530,456	2,146,662
Inventories	3,734,984	-216,077	3,518,907
Other current assets	1,175,723	-118,006	1,057,717
Total current assets	21,944,306	-1,780,330	20,163,976

Non-current liabilities
Long-term assets
Short-term investments measured at fair value	139,679		139,679
Deferred income taxes	1,840,773	-367,034	1,473,739
Other non-current assets	2,876,269	54,574	2,930,843
	4,856,721	-312,460	4,544,261

Investment	2,088,225	7,929,231	10,017,456
Property, plant and equipment	17,377,076	-1,612,581	15,764,495
Intangible assets	603,374	-372,395	230,979
Total non-current assets	24,925,396	5,631,795	30,557,191

TOTAL ASSETS	46,869,702	3,851,465	50,721,167

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	202,469	-37,527	164,942
Trade payables	1,232,075	-129,475	1,102,600
Taxes payable	325,132	-6,817	318,315
Borrowings and financing	2,702,083	-104,038	2,598,045
Other payables	1,728,445	210,754	1,939,199
Provision for tax, social security, labor, civil and environmental risks	292,178	-33,264	258,914
Other provisions	14,565	-6,432	8,133
Total current liabilities	6,496,947	-106,799	6,390,148

Non-current liabilities
Borrowings and financing	25,186,505	-634,863	24,551,642
Other payables	5,593,520	4,616,753	10,210,273
Deferred income taxes	37,851	-18,088	19,763
Provision for tax, social security, labor, civil and environmental risks	346,285		346,285
Pension and healthcare plan	469,050		469,050
Provision for environmental liabilities and decommissioning of assets	322,374	-5,538	316,836
Total non-current liabilities	31,955,585	3,958,264	35,913,849

Shareholders’ equity
Issued capital	1,680,947		1,680,947
Reserves	7,671,650		7,671,650
Other comprehensive income	-1,366,776		-1,366,776
Non-controlling interests	431,349		431,349
Total shareholders' equity	8,417,170		8,417,170

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,869,702	3,851,465	50,721,167

4.     BUSINESS COMBINATION

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

Amounts in R$
Transaction price	1,104,648
Net debt	-857,031
Provisions	-11,782
Tax credits	13,498
Working capital	51,859
(=) Purchase price	301,192

The transaction costs are represented by consulting services and lawyers’ fees totaling R$20.879, which have been included in the income statement, in general and administrative expenses, as incurred.

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

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets (*)	400,387		400,387
Non-current assets (**)	191,956	786,988	978,944
Current liabilities	-262,203		-262,203
Non-current liabilities (***)	-842,526	-209,005	-1,051,531
Total assets acquired	-512,386	577,983	65,597

(*) Includes R$14,880 of cash and cash equivalents.

(**) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$392,817. Total fair value of property, plant and equipment was measured at R$582,478.

(***) Refers to the deferred income tax on the fair value adjustments.

Goodwill arising on acquisition

(+) Purchase price	301,192
(-) Fair value of assets acquired and liabilities assumed	65,597
(=) Goodwill arising on acquisition (note 11)	235,595

Goodwill arising on the acquisition was mainly based on expected future earnings.

5.     CASH AND CASH EQUIVALENTS

	12/31/2013	12/31/2012
Current
Cash and cash equivalents
Cash and banks	178,920	205,056

Short-term investments
In Brazil:
Government securities	48,206	862,299
Private securities	240,852	540,688
	289,058	1,402,987
Abroad:
Time deposits	9,527,694	10,283,778
Total short-term investments	9,816,752	11,686,765
Cash and cash equivalents	9,995,672	11,891,821

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes series B (NTN-B) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

6.     TRADE RECEIVABLES

	12/31/2013	12/31/2012
Trade receivables
Third parties
Domestic market	790,225	776,442
Foreign market	950,145	754,159
Allowance for doubtful debts	-114,172	-111,532
	1,626,198	1,419,069
Related parties (Note 19 - b)	107,443	227,021
	1,733,641	1,646,090

Other receivables
Dividends receivable (Note 19 - b)	717,595	955,869
Other receivables	71,229	59,458
	788,824	1,015,327
	2,522,465	2,661,417

The breakdown of gross trade receivables from third parties is as follows:

	12/31/2013	12/31/2012
Falling due	1,339,481	1,272,669
Overdue until 180 days	216,392	113,793
Overdue above 180 days	184,497	144,139
	1,740,370	1,530,601

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$386,732 as of December 31, 2013 (R$224,718 as of December 31, 2012), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	12/31/2013	12/31/2012
Opening balance	-111,532	-124,939
Estimated losses	-17,988	-11,073
Recovery of receivables	15,348	24,480
Closing balance	-114,172	-111,532

7.     INVENTORIES

	12/31/2013	12/31/2012
Finished products	743,831	980,375
Work in process	650,311	668,170
Raw materials	714,365	722,922
Storeroom supplies	1,003,473	1,018,625
Iron ore	139,275	74,340
Advances to suppliers	11,915	36,921
(-) Allowance for inventory losses	-102,185	-108,160
	3,160,985	3,393,193

Changes in the allowance for inventory losses are as follows:

	12/31/2013	12/31/2012
Opening balance	-108,160	-94,950
Allowance for/reversals of slow-moving inventories and obsolescence	5,975	-13,210
Closing balance	-102,185	-108,160

Allowances for certain items considered obsolete or slow-moving were recognized.

As of December 31, 2013, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2012), as described in note 8.

8.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Judicial deposits (Note 17)			693,714	718,026
Credits with the PGFN (*)			88,921	84,392
Recoverable taxes (**)	480,495	407,297	112,788	183,092
Prepaid expenses	37,369	38,767	38,117	42,893
Actuarial asset - related party (Note 19 b)			97,051	93,546
Derivative financial instruments (Note 13 I)	9,681	239,266	3,879
Guarantee margin on financial instruments (Note 13 l)		426,328
Securities held for trading (Note 13 I)	9,906
Iron ore inventory (Note 7)			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452
Trade receivables			9,970	8,983
Loans with related parties (Note 19 b)	147,273	5,362	603,862	314,699
Other receivables from related parties (Note 19 b)	15,658	20,309	18,129	10,515
Other	22,538	14,826	15,959	18,058
	722,920	1,152,155	1,835,325	1,627,139

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

9.     INVESTMENTS

The breakdown of investments is as follows:

	12/31/2013	31/12/2012
Nacional Minérios S.A.	8,346,387	7,801,690
MRS Logística S.A.	726,825	685,586
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,350	1,888
Arvedi Metalfer do Brasil	18,574	12,977
Panatlântica	24,819	12,965
Usiminas	2,380,355	2,323,172
Transnordestina	1,984,205	-
Outros	1,508	1,509
	13,487,023	10,839,787

a)     Events in 2013

•       Transnordestina Logística S.A. (“TLSA”)

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins (“Railway System I”) and the stretches between the cities of Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the sections that comprise it and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

This purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), with the maintenance of the assets related to Railway System II in TLSA.

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA.

With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment starts to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income, is broken down as follows:

		12/31/2013
(+)	Fair value of the remaining investment	1,984,204
(-)	Carrying amount of net assets	1,714,232
(+)	Carrying amount of non-controlling interests	389,133
	Gain on loss of control over Transnordestina	659,105
(-)	Capitalized interest written off	185,206
	Gain on loss of control over Transnordestina (Note 24)	473,899

(-)	Income tax and social contribution	161,126
	Gain on loss of control, net of income tax and social contribution	312,773

b)     Changes in investments in joint ventures, associates, and other investments

	12/31/2013	12/31/2012
Opening balance of investments	10,839,787	10,017,456
Opening balance of impairment loss allowance
Transnordestina Investment balance at 12.31.2012	1,452,074
Capital increase/acquisition of shares	164,941	165,792
Capital reduction	-153,305
Dividends	-85,998	-547,604
Comprehensive income (¹)	73,213	94,967
Share of profits of investees (²)	542,711	1,103,632
Gain on loss of control over Transnordestina	659,106
Other	-5,506	5,544
Closing balance of investments	13,487,023	10,839,787

1.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian real.

2.   Below is the reconciliation of the share of profit of jointly controlled entities with the share of profit of investees recognized in the balance sheet after the reclassifications:

	12/31/2013	12/31/2012
Share of profit of jointly controlled entities	542,711	1,103,632
Reclassifications
To cost of sales	-137,418	-93,592
To finance costs	-624,096	-606,703
To taxes	258,914	238,099
Other
Elimination of Transnordestina’s profit	120,102
Other	-2,075
Adjusted share of profit of investees	158,138	641,436

c)     Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under joint control are stated below:

	12/31/2013						12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	4,815,211	45,894	471,079	12,897	28,582	195,830	4,081,425	72,754	331,515	5,480	25,245
Other current assets	1,135,192	16,682	630,121	21,407	33,055	39,183	1,572,995	16,616	600,407	19,903	17,431
Total current assets	5,950,403	62,576	1,101,200	34,304	61,637	235,013	5,654,420	89,370	931,922	25,383	42,676
Non-current assets
Long-term assets	8,391,119	34,029	414,624	4	11	229,280	8,296,673	39,771	440,545		246
Investments, PP&E and intangible assets	1,356,909	603,268	5,281,642	6,872	45,405	5,080,841	1,216,907	640,850	4,906,609	3,887	32,276
Total non-current assets	9,748,028	637,297	5,696,266	6,876	45,416	5,310,121	9,513,580	680,621	5,347,154	3,887	32,522
Total assets	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134	15,168,000	769,991	6,279,076	29,270	75,198

Current liabilities
Borrowings and financing	42,247		333,796		20,053	97,681	1,588	41,957	380,656		13,883
Other current liabilities	1,318,884	35,174	841,681	22,437	36,733	51,901	1,887,841	45,701	829,185	16,131	44,641
Total current liabilities	1,361,131	35,174	1,175,477	22,437	56,786	149,582	1,889,429	87,658	1,209,841	16,131	58,524
Non-current liabilities
Borrowings and financing	339,961		2,566,412		21,664	3,479,420	335,806		2,253,721		14,814
Other non-current liabilities	86,694	1,870	390,228	10,050	18,956	201,900	19,595	5,812	301,393	9,364
Total non-current liabilities	426,655	1,870	2,956,640	10,050	40,620	3,681,320	355,401	5,812	2,555,114	9,364	14,814
Shareholders’ equity	13,910,645	662,829	2,665,349	8,693	9,647	1,714,232	12,923,170	676,521	2,514,121	3,775	1,860
Total liabilities and shareholders’ equity	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134	15,168,000	769,991	6,279,076	29,270	75,198

	12/31/2013						12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%
Statements of Income
Net revenue	2,369,836	153,105	3,038,142	109,650	178,762	58,465	3,836,415	217,493	3,013,158	61,915	14,060
Cost of sales and services	-1,346,658	-79,745	-1,926,923	-96,502	-148,998	-60,840	-2,730,077	-66,162	-1,993,927	-58,245	-8,780
Gross profit	1,023,178	73,360	1,111,219	13,148	29,764	-2,375	1,106,338	151,331	1,019,231	3,670	5,280
Operating (expenses) income	-113,212	-44,154	-277,814	-6,399	-1,402	-315,776	-412,091	-48,688	-262,777	-3,807	-16
Finance income (costs), net	1,621,386	1,266	-114,637	751	306	-18,843	1,329,707	-1,745	-82,417	174	29
Income before income tax and social contribution	2,531,352	30,472	718,768	7,500	28,668	-336,994	2,023,954	100,898	674,037	37	5,293
Current and deferred income tax and social contribution	-1,543,876	-10,263	-245,748	-2,584	-9,614	178,937	-407,469	-33,962	-227,497	-10	-1,794
Profit for the year	987,476	20,209	473,020	4,916	19,054	-158,057	1,616,485	66,936	446,540	27	3,499

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for the sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In November 2008, 40% of Namisa’s capital became held by Big Jump Energy Participações S.A (“Big Jump”), whose shareholders were Posco and Brazil Japan Iron Ore Corp, (“BJIOC” or “Consortium”), a consortium of Asian companies formed by Itochu Corporation, Nippon Steel, JFE Steel Corporation, Sumitomo Metal Industries Ltd., Kobe Steel Ltd., and Nisshin Steel Co. Ltd..  As a result, CSN became the holder of 60% of Namisa´s capital.

On July 30, 2009, Big Jump Energy Participações S.A. was merged into Namisa and, as a result, Posco and BJIOC became the holders of a direct interest in Namisa. In 2011, Nippon Steel and Sumitomo Metal Industries Ltd., until then members of the Consortium, sold their interests to the other members of the Consortium, followed by the entry of a new shareholder, China Steel Corp. (“CSC”). After these transactions, the new corporate structure of Namisa is as follows: CSN 60%, BJIOC 32.52%, Posco 6.48%, and CSC 1%. CSN’s interests in Namisa did not change as a result of any of these events.

Under IFRS 10, paragraph B55, when assessing whether an investor has control of an investee, the investor shall determine whether it is exposed to, or has rights over, the variable returns arising from its relationship with the investee. The Shareholders’ Agreement entered into between the Consortium and CSN grants both the Consortium and CSN, through substantive rights, the power to influence the ordinary course of Namisa’s business, by being actively involved in setting its budget, accounting policies, capital expenditures, management compensation, dividend distribution policy, among other matters.

The Shareholders’ Agreement also provides that certain situations of extreme impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise a call option and the Consortium the right to exercise a put option regarding the equity interest held by the Consortium in Namisa.

Other agreements executed to make such association feasible, among them the share purchase agreement and the long-term operational agreements between Namisa, CSN and the Consortium, provide for certain obligations that, in case breached or not cured within the relevant cure period may give rise, in certain specifc situations, to the right of non-breached party to exercise a put or call option, as the case may be, with respect to the equity interest held by the  Consortium in Namisa.

The material change in Namisa’s profit for this quarter is mainly due to its adherence to the tax installment programs introduced by Laws No.12,865/13 and 11,941/09, which generated a net negative impact on the joint venture entity amounting to R$889,772, which is reflected in the consolidated, through equity accounting, in the amount of R$533,863 corresponding to its 60% equity interest.

Namisa´s bylaws provide the payment of minimum dividends equivalent to 50% of the profit for the year. However, on March 28, 2014, the shareholders meeting approved, among other matters, the following measures in the Ordinary General Shareholder´s Meeting of Namisa: (i) allocation of profits for the years ended December 31, 2013 and 2012 as Earnings Reserves; and (ii) no dividends are declared for 2013 fiscal year.

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of ITASA’s share capital.

•       MRS LOGÍSTICA S.A. (“MRS”)

This subsidiary, located in Rio de Janeiro, RJ, is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Railway System, - located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2013 the Company directly held 27.27% and indirectly, through its jointly controlled entity Nacional Minérios S.A. (Namisa), 6% of MRS’s capital.

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

The balance of property, plant and equipment less depreciation as of December 31, 2013 is R$29,417 (R$30,584 as of December 31, 2012) and the amount of the expense in 2013 is R$6,024 (R$6,620 in 2012).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CSN holds 50% of CBSI's share capital. The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CSN holds 50% of CGPAR's share capital. The investment is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Brazil’s Northeastern railway system, which encompasses the stretches between  Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”).

As of December 31, 2013 CSN held 77.30% of Transnordestina Logística’s share capital.

d)     Other investments

•       Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”)

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

As of December 31, 2012 and 2013, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

Usiminas is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”:  USIM3 and USIM5).

•       PANATLÂNTICA S. A. (“Panatlântica”)

Publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.41% (9.40% as of December 31, 2012) of Panatlântica’s total share capital.

•       ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi, company in preoperating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

10.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at January 1, 2012
Cost	155,180	1,668,999	9,987,105	136,003	6,633,330	932,006	19,512,623
Accumulated depreciation		-239,796	-3,106,905	-104,796		-296,631	-3,748,128
Balance at January 1, 2012	155,180	1,429,203	6,880,200	31,207	6,633,330	635,375	15,764,495
Effect of foreign exchange differences	5,656	22,322	246,204	377	471	-148,268	126,762
Acquisition through business combination	22,852	103,739	419,787	1,202	1,079	33,819	582,478
Acquisitions	2,726	20,871	573,286	7,199	2,117,354	15,016	2,736,452
Capitalized interest (Notes 25 and 32)					401,827		401,827
Write-offs	-1,375	-255	-7,091	-48	-769	-221	-9,759
Depreciation		-61,524	-990,309	-6,007		-37,188	-1,095,028
Estimated losses on disposal of assets						-6,676	-6,676
Transfers to other asset categories		13,876	168,777	332	-20,634	-162,351
Transfers to intangible assets					-3,074	-787	-3,861
Other			-73,876		62,785	33,465	22,374
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		-300,260	-4,141,603	-110,993		-321,705	-4,874,561
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	8,487	28,882	120,361	488	1,440	1,905	161,563
Acquisitions	69	1,555	320,845	3,562	2,152,462	11,076	2,489,569
Capitalized interest (Notes 25 and 32)					490,747		490,747
Write-offs	-15	-71	-9,316	-12	-21,423	-823	-31,660
Depreciation		-60,122	-1,015,895	-5,867		-35,488	-1,117,372
Estimated losses on disposal of assets						-4,670	-4,670
Transfers to other asset categories	19,721	328,043	1,311,628	1,694	-1,841,181	180,095
Transfers to intangible assets					-74,958		-74,958
Loss of control over Transnordestina			-963		-5,021,863	-6	-5,022,832
Capitalized interest written off (Note 9.b)					-185,206		-185,206
Impairment in jointly controlled entity Transnordestina (**)						-279,296	-279,296
Other			-160,805		79,248	48,034	-33,523
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		-370,475	-5,185,367	-117,352		-344,834	-6,018,028
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426

(*) It refers basically to railway assets, such as yards, tracks and railway sleepers. Also comprises leasehold improvements, vehicles, hardware, mines and ore bodies and replacement storeroom supplies.

(**) The disproportionate spin-off of Transnordestina Logística S.A. (“TLSA”) resulted in the execution of an Addendum to the Concession Agreement of the Northeast Railway System and the merger of Railway System I’s assets and liabilities into  FTL – Ferrovia Transnordestina Logística S.A. (in operation), with the maintenance of Railway System II’s assets and liabilities (New Transnordestina project) in TLSA. As a result, TLSA assessed the future performance of its operating assets related to Railway System I (in operation). The analysis resulted in the recognition of an impairment loss of R$279,296, recognized in line item “Other operating expenses” in subsidiary and consolidated of R$216,446, as described in Note 24. The recoverable amount of these assets was determined based on the value in use. The discount rate used to measure the value in use was 9.15% per year.

The breakdown of the projects comprising construction in progress is as follows:

	Project description	Start date	Completion date		12/31/2013	12/31/2012
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016	(*)		3,925,720
	Equalization of Berth 301.	2012	2014		151,932	27,554
	Current investments for maintenance of current operations.				231,832	726,416
					383,764	4,679,690
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	1,090,568	1,329,565
	Expansion of TECAR’s export capacity.	2009	2014/2016	(2)	404,374	695,859
	Current investments for maintenance of current operations.				42,866	332,638
					1,537,808	2,358,062
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	1,592,016	1,460,694
	Implementation of the AF#3’s gas pressure recovery.	2006	2014		74,337	60,750
	Current investments for maintenance of current operations.				679,495	356,105
					2,345,848	1,877,549
Cement
	Construction of cement plants.	2011	2015		476,076	241,412
	Current investments for maintenance of current operations.				28,139	35,656
					504,215	277,068
Total construction in progress					4,771,635	9,192,369

(*) As a result of the loss of control, the subsidiary Transnordestina was deconsolidated at December 31, 2013. (See Note 9 b.)

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)  Expected date for completion of the 45 Mtpa and 60 Mtpa stages

(3)  Started in January 2014.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$151,517 as of December 31, 2013 (R$273,339 as of December 31, 2012), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2013 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

Buildings	43
Machinery, equipment and facilities	14
Furniture and fixtures	11
Other	26

a)      As of December 31, 2013, the Company capitalized borrowing costs amounting to R$490,747 (R$401,827 as of December 31, 2012). These costs are basically estimated for the mining and long steel projects, mainly relating to: (i)

Casa de Pedra expansion (ii); construction of the long steel mill in the city of Volta Redonda (RJ), see notes 25 and 32.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2013	12/31/2012
Specific projects	TJLP + 1.3% to 3.2%	TJLP + 1.3% to 3.2%
	UM006 + 2.7%	UM006 + 2.7%
Unspecified projects	8.35%	8.47%

b)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

	12/31/2013	12/31/2012	12/31/2011
Production cost	1,068,156	1,062,950	892,297
Selling expenses	8,248	8,041	7,130
General and administrative expenses	17,426	14,742	29,941
	1,093,830	1,085,733	929,368
Other operating expenses (*)	61,763	14,739	18,883
	1,155,593	1,100,472	948,251

(*) Refers to the depreciation of unused equipment (see note 24).

c)     The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2013 the net property, plant and equipment of Casa de Pedra was R$3,277,205 (R$2,892,120 as of December 31, 2012), represented mainly by construction in progress amounting to R$1,090,642 (R$1,612,000 as of December 31, 2012).

11.   INTANGIBLE ASSETS

	Goodwill	Customer relations	Software	Other	Total
Balance at January 1, 2012
Cost	431,173		36,253	941	468,367
Accumulated amortization	-150,004		-26,523		-176,527
Adjustment for accumulated recoverable value	-60,861				-60,861
Balance at January 1, 2012	220,308		9,730	941	230,979
Effect of foreign exchange differences		30,501	104	14,043	44,648
Acquisitions through business combination (*)	235,595	316,939		77,232	629,766
Acquisitions and expenditures			916	472	1,388
Disposals				-564	-564
Transfer of property, plant and equipment			3,861		3,861
Amortization			-5,442		-5,442
Other movements			225		225
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861
Cost	666,768	347,440	41,849	92,124	1,148,181
Accumulated amortization	-150,004		-32,455		-182,459
Adjustment for accumulated recoverable value	-60,861				-60,861
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861
Effect of foreign exchange differences		64,570	148	18,127	82,845
Acquisitions and expenditures			635		635
Disposals			-1	-820	-821
Impairment loss	-48,469				-48,469
Transfer of property, plant and equipment			74,958		74,958
Loss of control over Transnordestina			-10,128		-10,128
Amortization		-30,530	-7,691		-38,221
Other movements			39	-259	-220
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440
Cost	666,768	415,899	107,416	109,172	1,299,255
Accumulated amortization	-150,004	-34,419	-40,062		-224,485
Adjustment for accumulated recoverable value	-109,330				-109,330
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440

(*) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 4).

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

Cash generating unit	Segment	12/31/2013	12/31/2012	Investor
Packaging (*)	Steel	158,748	207,217	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	235,595	235,595	CSN Steel S.L.
		407,434	455,903

(*) Goodwill of the cash-generating unit (CGU) Steel Containers is presented net of an impairment loss recorded in 2011 in the line item of other operating income and expenses in the income statement for the year, amounting to R$60,861. During the 4th quarter of 2013, the Company identified again an impairment of goodwill of the CGU Steel Containers and recorded the amount of R$48,469.

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

The main assumptions used in calculating the values in use as of December 31, 2013 are as follows:

	Packaging	Flat steel	Long steel
Gross margin (i)

Average Gross Margin based on the history and the budget projections for the next 2 years; beginning in the third year, average price, operating cost and expense projections, simulated based on an industrial activity centralization and plant modernization scenario, also taking into account other revenues from sale of assets.

		Average Gross Margin based on the history and projections approved by the Board for the next three years, and long-term price and foreign exchange curves obtained in industry reports.	Based on the projections approved by the Board for the next three years, long-term price and foreign exchange curves, and taking into consideration the production volume ramp up after plant start-up.
Cost adjustment

Operating costs based on the history and the budget projections for the next two years; beginning in the third year, operating cost projections incorporating the simulated benefits based on an industrial activity centralization and plant modernization scenario.

		Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports.	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports.
Growth rate (ii)

Sales volume growth projection prepared based on the sales department’s forecast for the main market segments, and also taking into account the simulation of new production capacity based on an industrial activity centralization and plant modernization scenario.

		Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.
Discount rate (iii)	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.

(iii) Pretax discount rate, applied to cash flow projections.

12.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2013	12/31/2012	12/31/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	105,874	162,290	1,166,615	1,104,271
Prepayment	3.51% to 7.50%	207,331	8,954	1,276,717	878,705
Perpetual bonds	7.00%	3,189	2,781	2,342,600	2,043,500
Fixed rate notes	4.14 to 10%	156,868	1,265,330	5,505,110	4,802,225
Financed imports	6.24%		6,813
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	12,356	32,395		10,755
Intercompany	6M Libor + 2.25 and 3%
Other	3.51% to 7.50% + 1.2%	49,306	9,860	442,843	409,337
		534,924	1,488,423	10,733,885	9,248,793
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	97,044	346,623	962,684	1,535,255
Debentures	105.8% to 110.8% CDI and TJLP + 0.85%	846,387	128,239	1,932,500	4,436,892
Prepayment	106.5% to 110,79% CDI and 8% fixed rate	101,330	163,812	5,345,000	4,800,000
CCB	112.5% CDI	1,085,436	62,072	6,200,000	7,200,000
Intercompany	110.79% CDI
Other		8,527	10,983	15,505	16,581
		2,138,724	711,729	14,455,689	17,988,728
Total borrowings and financing		2,673,648	2,200,152	25,189,574	27,237,521
Transaction costs and issue premiums		-30,841	-31,030	-85,951	-101,939
Total borrowings and financing + transaction costs		2,642,807	2,169,122	25,103,623	27,135,582

 The balances of prepaid intercompany borrowings total R$2,943,964 as of December 31, 2013 (R$2,339,776 as of December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds  total R$2,452,956 (R$3,545,340 as of December 31, 2012), see note 19.

•       Funding transaction costs

As of December 31, 2013, funding transaction costs are as follows:

	Current	Noncurrent	TIR (1)

Fixed rate notes	1,865	3,830	6.5% to 10.7%
BNDES	631	2,660	1.44% to 9.75%
Prepayment	8,162	15,766	10.08% to 12.44%
Prepayment	2,213	8,368	2.68% to 4.04%
CCB	17,472	54,834	11.33% to 14.82%
Other	498	493	6.75% to 12.59% and 10.7% to 13.27%
	30,841	85,951
(1)    TIR – Annual internal rate of return

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2013, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

2015	3,181,503	13%
2016	3,210,020	13%
2017	3,628,773	14%
2018	3,997,706	16%
2019	3,813,514	15%
After 2019	5,015,458	19%
Perpetual bonds	2,342,600	10%
	25,189,574	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current year:

	12/31/2013	12/31/2012
Opening balance	29,304,704	26,973,247
Funding	1,697,363	3,520,263
Amortization	-4,300,240	-4,876,453
Loss of control over Trasnordestina	-3,180,821
Other (*)	4,225,424	3,687,647
Closing balance	27,746,430	29,304,704

(*) Includes unrealized foreign exchange and inflation adjustments.

In December 2013, the Company redeemed all the Guaranteed Bonds issued in 2003, through its wholly-owned subsidiary CSN Islands VIII Corp., guaranteed by CSN, at a rate of 9.75% per year, amounting to US$550 million (R$1,270,775) in principal and US$27 million (R$62,295) in interest.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of December 31, 2013.

•       Debentures

i. Companhia Siderúrgica Nacional

6th issue

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

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of December 31, 2013, the amount is R$4,234 (R$12,233 as of December 31, 2012).

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

•           Classification of financial instruments

Consolidated		12/31/2013					12/31/2012
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	5			9,995,672		9,995,672			11,891,821		11,891,821
Trade receivables, net	6			1,733,641		1,733,641			1,646,090		1,646,090
Guarantee margin on financial instruments	8 and 13								426,328		426,328
Derivative financial instruments	8 and 13		9,681			9,681		239,266			239,266
Trading securities	8		9,906			9,906
Total			19,587	11,729,313		11,748,900		239,266	13,964,239		14,203,505

Non-current assets
Other trade receivables	8			9,970		9,970			8,983		8,983
Investments		2,405,174				2,405,174	2,336,137				2,336,137
Derivative financial instruments	8		3,879			3,879
Short-term investments				30,756		30,756			116,753		116,753
Total		2,405,174	3,879	40,726		2,449,779	2,336,137		125,736		2,461,873

Total assets		2,405,174	23,466	11,770,039		14,198,679	2,336,137	239,266	14,089,975		16,665,378

Liabilities
Current liabilities
Borrowings and financing	12				2,673,648	2,673,648				2,200,152	2,200,152
Derivative financial instruments	13 and 14		6,822			6,822		244,333			244,333
Trade payables					1,102,037	1,102,037				2,025,461	2,025,461
Total			6,822		3,775,685	3,782,507		244,333		4,225,613	4,469,946

Non-current liabilities
Borrowings and financing	12				25,189,574	25,189,574				27,237,521	27,237,521
Derivative financial instruments	13 and 14		17,375			17,375
Total			17,375		25,189,574	25,206,949				27,237,521	27,237,521

Total liabilities			24,197		28,965,259	28,989,456		244,333		31,463,134	31,707,467

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

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				12/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		9,681		9,681		239,266		239,266
Trading securities	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	2,405,174			2,405,174	2,336,137			2,336,137
Financial assets at fair value through profit or loss
Derivative financial instruments		3,879		3,879
Total assets	2,415,080	13,560		2,428,640	2,336,137	239,266		2,575,403

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		6,822		6,822		244,333		244,333
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		17,375		17,375
Total liabilities		24,197		24,197		244,333		244,333

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

Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

As of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses. Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

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

The estimated fair value of consolidated long-term borrowings and financing was calculated at prevailing market rates, taking into consideration the nature, term and risks similar to those of the recorded contracts, and was classified in level 1 of the hierarchy of “quoted prices (unadjusted) in active markets for identical assets or liabilities”, as compared below:

		12/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,345,789	1,938,780	2,046,281	2,102,366
Fixed rate notes	5,661,978	6,032,207	6,067,555	6,811,081

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

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar and euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

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

•           Foreign exchange exposure

The consolidated net exposure as of December 31, 2013 is as follows:

		12/31/2013
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	4,086,520	1,266
Trade receivables - foreign market	303,186	33,994
Intercompany borrowings	154,098	78,026
Other assets	21,152	54,152
Total assets	4,564,956	167,438
Borrowings and financing	-4,589,982	-121,041
Trade payables	-39,383	-2,202
Other liabilities	-9,140	-16,943
Intercompany borrowings	-34,076
Total liabilities	-4,672,581	-140,186
Gross exposure	-107,625	27,252
Notional amount of derivatives contracted	403,000	-90,000
Net exposure	295,375	-62,748

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•             Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real and euro-real parities. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2013, the consolidated position of these contracts is as follows:

						12/31/2013				12/31/2012	12/31/2013
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2013
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	2/1/2015	US dollar	10,000	26,512	-22,633	3,879	10,000	22,686	-20,946	1,740	2,139
Goldman Sachs	1/4/2014	US dollar	10,000	23,697	-22,799	898					898
HSBC	1/4/2014	US dollar	90,000	213,306	-205,171	8,135					8,135
Total dollar-to-CDI swap			110,000	263,515	-250,603	12,912	10,000	22,686	-20,946	1,740	11,172

Itaú BBA	7/5/2014	US dollar	60,000	141,019	-141,359	-340					-340
Itaú BBA	5/7/2014 to 5/14/2014	US dollar	25,000	58,734	-58,485	249					249
HSBC	7/5/2014	US dollar	153,000	359,599	-360,487	-888					-888
HSBC	5/7/2014 to 5/14/2014	US dollar	55,000	129,244	-128,862	382					382
Total dollar-to-real swap (NDF)			293,000	688,596	-689,193	-597					-597

BES	3/31/2014 to 4/24/2014	US dollar	11,801	27,878	-27,861	17	44,392	90,687	-94,928	-4,241	4,035
Total dollar-to-euro swap			11,801	27,878	-27,861	17	44,392	90,687	-94,928	-4,241	4,035

Itaú BBA	02/19/2014	Euro	30,000	94,858	-96,632	-1,774	40,000	51,793	-52,876	-1,083	-2,534
HSBC	02/19/2014	Euro	30,000	94,900	-96,632	-1,732	25,000	32,373	-33,047	-674	-8,097
Goldman Sachs	02/19/2014	Euro	30,000	94,880	-96,632	-1,752	25,000	32,363	-33,047	-684	-2,559
Total dollar-to-euro swap (NDF)			90,000	284,638	-289,896	-5,258	90,000	116,529	-118,970	-2,441	-13,190

Deutsche Bank	12/12/2013	Yen					59,090,000	237,526	-236,965	561	-5,374
Total yen-to-dollar swap							59,090,000	237,526	-236,965	561	-5,374

CSFB	12/2/2014	Real	21,500	36,526	-36,862	-336	64,500	109,540	-110,226	-686	-4,268
Total LIBOR-to-CDI interest rate swap			21,500	36,526	-36,862	-336	64,500	109,540	-110,226	-686	-4,268

Itaú BBA	1/3/2016	Real	150,000	152,610	-159,712	-7,102					-7,102
HSBC	2/5/2016 to 3/1/2016	Real	185,000	187,395	-197,157	-9,762					-9,762
Deutsche Bank	1/3/2016	Real	10,000	10,114	-10,625	-511					-511
Fixed rate-to-CDI interest rate swap			345,000	350,119	-367,494	-17,375					-17,375

				1,651,272	-1,661,909	-10,637		576,968	-582,035	-5,067	-25,597

•         Classification of the derivatives in the balance sheet and statement of income

							12/31/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	9,033	3,879	12,912				11,172
Dollar-to-euro swap (NDF)				5,258		5,258	-13,190
Yen-to-dollar swap (*)							-5,374
Dollar-to-euro swap	17		17				4,035
Dollar-to-real swap (NDF)	631		631	1,228		1,228	-597
Libor-to-CDI swap				336		336	-4,268
Fixed rate-to-CDI swap					17,375	17,375	-17,375
	9,681	3,879	13,560	6,822	17,375	24,197	-25,597

							12/31/2012
Instruments	Ativo			Passivo			Finance income (costs), net (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	1,740		1,740				8,301
Dollar-to-euro swap (NDF)				2,441		2,441	-5,116
Yen-to-dollar swap	237,526		237,526	236,965		236,965	307
Dollar-to-euro swap				4,241		4,241	-8,065
Libor-to-CDI swap				686		686	-9,166
	239,266		239,266	244,333		244,333	-13,739

(*) The positions of the swap transactions were settled on December 12, 2013, together with its guarantee deposit.

Dollar-to-CDI exchange swap

As of December 31, 2013 the Company held a short position in a foreign exchange swap of US$110,000,000, where it receives exchange differences plus interest of 3.5% per year on average and pays 100% of CDI in the short position of the foreign exchange swap.

Dollar-to-real swap (NDF)

The Company conducted NDF (Non Deliverable Forward) transactions for the purpose of ensuring the forward purchase of US dollars, which are settled, without physical delivery, by the difference in contracted R$/US$ buy parity against the R$/US$ sell parity, with is the Sale Ptax T-1 to maturity. The transactions are contracted with prime financial institutions, on the over-the-counter market, and allocated to the exclusive funds.

US dollar-to-Euro exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation.

US dollar-to-Euro exchange swap (NDF)

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

Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position), hedging an export prepayment transaction of the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

Interest rate swap transactions (Fixed rate to CDI)

Its purpose is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI), calculated and disclosed by CETIP. Basically, the Company carried out swaps of its obligations indexed to the fixed rate, in which it receives interest on the notional amount (long position) and pays 100% of the CDI on the notional amount in reais of the contract date (short position). The gains and losses on this contract are directly related to CDI variation. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution, contracted within the exclusive funds.

•         Sensitivity analysis of exchange rate swaps

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of December 31, 2013 for dollar-to-real exchange swap R$2.3426, and for dollar-to-euro exchange swap R$1.3773.

					12/31/2013
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI exchange swap	110,000	US dollar	12,912	-64,422	-128,844

Total dollar-to-euro swap (NDF)	-90,000	Euro	5,258	72,595	145,192

Euro-to-dollar exchange swap	11,801	US dollar	17	-13,109	-26,222

Dollar-to-real swap (NDF)	293,000	US dollar	597	-171,595	-343,191

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of December 31, 2013 recognized in liabilities.

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of December 31, 2013.

	12/31/2013
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

LIBOR-to-CDI interest rate swap	21,500	(Libor) US$	-9,849	-11,725	9,849	11,725

Fixed rate-to-CDI interest rate swap	345,000	CDI	-11,428	-19,855	5,425	13,852

•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2013 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% a.a	12/31/2013	12/31/2012
TJLP	5.00	2,521	8,409
Libor	0.35	5,725	6,535
CDI	9.77	71,507	49,566

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

	Other comprehensive income
	12/31/2013	12/31/2012	Net change
Net change in available-for-sale financial assets	779,526	732,141	47,385

The Company considers as probable scenario the amounts recognized at market values as of December 31, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	Scenario 1	Scenario 2
Usiminas	772,190	199,711	399,421
Panatlântica	7,336	2,947	5,894
	779,526	202,658	405,315

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

The following table shows the contractual maturities of financial liabilities, including accrued interest.

At December 31, 2013	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037

At December 31, 2012
Borrowings, financing and debentures	2,200,152	2,838,954	10,248,009	14,150,558	29,437,673
Derivative financial instruments	244,333				244,333
Trade payables	2,025,461				2,025,461

V – Margin deposits

The Company holds margin deposits totaling R$426,328 as of December 31, 2012; this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, basically swaps between CSN Islands VIII and CSN. This deposit was settled together with the respective swap on December 12, 2013.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Payables to related parties (Note 19 b)	422,150	703,236	8,522,685	7,758,093
Derivative financial instruments (Note 13 I)	6,822	244,333	17,375
Dividends and interest on capital payable to Company owners (Note 19 a)		155,537
Dividends and interest on capital payable non-controlling shareholders	2,036	146,081
Advances from customers	28,213	31,062
Taxes in installments (Note 16)	247,387	166,818	1,454,838	1,085,079
Profit sharing - employees	121,631	7,771
Other payables	144,612	127,202	66,673	165,877
	972,851	1,582,040	10,061,571	9,009,049

15.   INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	12/31/2013	12/31/2012	12/31/2011
Income tax and social contribution (expenses) income
Current	-1,290,755	-321,999	-136,427
Deferred	1,216,594	1,274,207	52,542
	-74,161	952,208	-83,885

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	12/31/2013	12/31/2012	12/31/2011
Profit (loss) before income tax and social contribution	608,155	(1,432,782)	3,751,119
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	-206,773	487,146	-1,275,380
Adjustment to reflect effective rate:
Interest on capital benefit	255,000
Share of profits of investees
Income subject to special tax rates or untaxed	227,097	444,378	1,279,431
Transfer pricing adjustment	-31,404
Tax incentives			73,134
REFIS effect	-689,299	39,256	-16,060
Sale of nondeductible securities			-189,946
Tax loss carryforwards without recognizing deferred taxes	-166,734	-42,683
Subsidiaries’ tax credit	550,270		44,434
Other permanent deductions (add-backs)	-12,318	24,111	502
Income tax and social contribution in profit for the year	-74,161	952,208	-83,885
Effective tax rate	12%	-66%	-2%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements. They are presented at net amounts when related to a sole jurisdiction.

	Opening balance	Movement			Closing balance
	12/31/2012	Comprehensive income	Profit or loss	Tax credits (**)	12/31/2013
Deferred tax assets
Income tax loss carryforwards	818,705	32,800	289,105	-8,314	1,132,296
Social contribution loss carryforwards	242,606		153,390	-6,690	389,306
Acquisition of income tax loss carryforwards (Law 12,865/13 REFIS)			401,953	-401,953
Acquisition of social contribution tax loss carryforwards (Law 12,865/13 REFIS)			148,316	-148,316
Temporary differences	1,115,768	-77,567	210,724		1,248,925
- Provision for tax, social security, labor, civil and environmental risks	171,262		36,245		207,507
- Provision for environmental liabilities	130,358		-12,563		117,795
- Asset impairment losses	53,887		-437		53,450
- Inventory impairment losses	29,638		-1,082		28,556
- (Gains) losses on financial instruments	47,524		-51,349		-3,825
- (Gains) losses on available-for-sale financial assets	310,586	-24,410	803		286,979
- Actuarial liability (pension and healthcare plan)	157,684	-33,143	7,397		131,938
- Accrued supplies and services	55,072		36,735		91,807
- Allowance for doubtful debts	25,812		1,937		27,749
- Goodwill on merger	-89,402	-19,996	-13,774		-123,172
- Unrealized exchange differences (*)	197,944		348,097		546,041
- (Gain) on loss of control over Transnordestina			-224,096		-224,096
- Other	25,403	-18	82,811		108,196
Non-current assets	2,177,079	-44,767	1,203,488	-565,273	2,770,527

Deferred tax liabilities
- Business combination	225,965	41,263	-15,119		252,109
- Other	12,276	2,435	2,013		16,724
Non-current liabilities	238,241	43,698	-13,106		268,833

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Use of tax credits on tax loss carryforwards of subsidiaries to settle tax debts as prescribed by Law 12865/13, Art. 40, Par. 7 (REFIS). (See Note 16.)

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

The estimate of recovery of the deferred income tax and social contribution assets is as follows:

Up to 1 year	380,960
From 1 to 2 years	485,077
From 2 to 3 years	651,435
From 3 to 5 years	4,130
1,521,602

Certain Group companies have tax assets amounting to R$196,461 and R$28,556, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$37,082 expire in 2015, R$10,982 in 2018 and R$84,324 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than the prevailing rate in Brazil.

For the years of 2010 to 2013 these subsidiaries generated profits amounting to R$4,027,058, which, tax authorities may understand that have already been distributed, hence, it would be subject to additional taxation in Brazil, in the approximate amount of R$1,300,000 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss as possible in a potential challenge by tax authorities and, therefore, no provision was recognized in the financial statements.

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	12/31/2013	12/31/2012	12/31/2011
Income tax and social contribution
Actuarial gains on defined benefit pension plan	33,012	66,155	54,714
Changes in the fair value on available-for-sale financial assets	-401,574	-377,164	241,484
Exchange differences on translating foreign operations	-425,510	-425,510	-425,510
	-794,072	-736,519	-129,312

(d)   Provisional Measure no. 627 of 2013 (“MP 627/13”)

On November 11, 2013 the Provisional Measure no.627 (“MP”) was issued to repeal the Transitional Tax Regime (RTT) and introduce other provisions, including: (i) it amends Decree-Law 1,598/77, which addresses the corporate income tax, and the social contribution on net income law; (ii) it establishes that any change in or the adoption of accounting methods and criteria under administrative measures issued based on the jurisdiction attributed by the Commercial Law, after the enactment of this Provisional Act, shall not have any impact on the calculation of federal taxes until a tax law addressing the matter is enacted; (iii) it provides for a specific treatment of the potential taxation of profits or dividends; (iv) it includes provisions on the calculation of interest on capital; and (v) it provides new considerations about investments accounted for by the equity method of accounting. The provisions of Provisional Act 627 are effective from 2015, however, its early irrevocable adoption in 2014 could eliminate the potential tax effects, especially those related to dividends and interest on capital actually paid since 2008 until the Provisional Act issue date.

The Company prepared studies on the possible effects that could arise from the provisions of said Provisional Act and concluded that they would not result in material adjustments to its financial statements for the year ended December 31, 2013.

Management is awaiting the analysis of said Provisional Measure by the Legislative Authority to decide on its possible early adoption in calendar 2014.

(e)   Tax incentives

The Company is granted by Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of December 31, 2013, these tax incentives total R$329 (R$237 as of December 31, 2012).

16.   TAXES IN INSTALLMENTS

In November and December 2013 the Company joined the Tax Recovery Program established by Law 12,865/13 and Law 11,941/09.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

	Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Federal REFIS Law 11,941/09 (a)	140,446	119,977	1,001,630	998,668
Federal REFIS Law 12,865/13 (a)	27,124		384,872
Other taxes in installments (b)	79,817	46,841	68,336	86,411
	247,387	166,818	1,454,838	1,085,079

a)      Tax Recovery Program (Federal Refis) – Law 11,941/09  and Law 12,865/13

•         New deadline – Law 11,941/09

On November 26, 2009, the Company and some subsidiaries joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Act 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations.

With the new deadline to join the Law 11,941/09 tax installment program established by the RFB/PGFN, pursuant to Law 12,865/13, the Company analyzed with its legal counsel the lawsuits that could have changed or be subject to new jurisprudence, the Company concluded that some tax debts could be included in the new tax installment plan on December 27, 2013.

•         Profits for Foreign Subsidiaries– Law 12,865/13

Under Article 40 of Law 12,865/13, the federal government allowed the payment in installments of income tax and social contribution arising from the application of Article 74 of Provisional Measure 2158-35/2001, the so-called Profits for Foreign Subsidiaries, which requires that profits earned by foreign subsidiaries or associates be taxed at yearend.

The Company elected to join the amounts corresponding to the assessed period (2004-2009), on November 29, 2013.

Both programs provide for reductions in fines and interest, however, only income tax and social contribution debt arising from the application of Law 12,865/12 could be settled with tax credits claimed on tax loss carryforwards of subsidiaries and the Company. The tax credit utilized by the subsidiaries total R$565,273, of which R$550,270 did not have a recognized tax credit, as shown in Note 15.

The remaining balance was divided into 180 monthly installments adjusted by the SELIC and the amount determined pursuant to Laws 11,941/09 and 12,865/13 is subject to approval by the tax authorities.

The adoption of the programs described above had a negative impact on the Company's profit for the fourth quarter, as shown below:

Taxes	-805,748
Fines and charges	-569,465
Interest	-519,764
Total	-1,894,977

Discounts
Fines and charges	446,570
Interest	255,102
Utilization of income tax and social contribution credit on tax loss carryforwards	565,273
Total reductions	1,266,945

Total taxes payable	-628,032

Deferred income tax and social contribution on fines and interest	224,769

Net effect on loss (profit)	-403,263

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

		12/31/2013		12/31/2012
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	259,725	87,391	178,657	99,400
Social security and labor	298,637	138,911	263,700	156,772
Civil	82,143	29,022	96,705	36,109
Environmental	4,262	961	7,056
Judicial deposits		8,935		11,350
	644,767	265,220	546,118	303,631
Legal obligations challenged in courts:
Tax
Salary Premium for education	46,193	46,193	24,077	46,193
Income tax on ”Plano Verão”	20,892	366,951	20,892	348,969
Other provisions	101,331	15,350	97,157	19,233
	168,416	428,494	142,126	414,395
	813,183	693,714	688,244	718,026

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2013 were as follows:

					Current + Non-current
Nature	12/31/2012	Additions	Net adjustment	Net utilization of reversal	12/31/2013
Tax	320,783	72,980	42,475	-8,097	428,141
Social security	43,858		3,403		47,261
Labor	219,842	100,304	24,924	-93,694	251,376
Civil	96,705	6,862	2,022	-23,446	82,143
Environmental	7,056	3,663	964	-7,421	4,262
	688,244	183,809	73,788	-132,658	813,183

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

a) Tax lawsuits

I - Income tax and social contribution

“Plano Verão” - CSN is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004, the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of December 31, 2013, there is an amount of R$366,951 (R$348,969 as of December 31, 2012) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2012), which represents the portion not recognized by the courts.

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

As of December 31, 2013 the accrued amount totals R$46,193 (R$24,077 as of December 31, 2012) and the judicial deposit amounts to R$46,193 (R$46,193 as of December 31, 2012).

III - Other

CSN has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$101,331 as of December 31, 3012 (R$97,157 as of December 31, 2012), which includes legal charges.

b) Payroll and related taxes

As of December 31, 2013, the Group is a defendant in 9,067 labor lawsuits, for which a provision has been recorded in the amount of R$251,376 (R$219,842 as of December 31, 2012). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

c) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$82,143 as of December 31, 2013 (R$96,705 as of December 31, 2012).

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

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$4,262 (R$7,056 as of December 31, 2012).

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

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above. This new lawsuit is classified with a possible level of risk, since the trend is that the State courts’ decision prevails also in the Federal courts. The risk amount in this new lawsuit is the same of the lawsuit filed by the State Public Prosecution Office.

▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$12,370,964, of which

(a)  R$6,525,528 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo -SP Regional Judgment Office (first administrative court) issued a favorable decision to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF);

(b)  R$680,546 refers to execution proceedings filed against us to require the ICMS allegedly levied on the electricity acquired by our Steel Plant, which is fully consumed in manufacturing steel products. The tax authorities argue that the use of electricity in the production process as an input does not preclude its taxation by the ICMS.

(c)  R$533,890 refers to the offset of taxes that were not approved by the Federal Revenue Service (FRS) for certain reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. It is our understanding that we have enough documentation to make evidence that we were duly entitled to the offset at the time.

(d)   R$417,537 refers to a decision of the Federal Revenue Service (FRS) that partially denied to us certain benefits granted by the Provisional Measure nº470 (a tax recovery program) based on the grounds that we had not enough tax losses to pay the certain of that program installments. The FRS disallowed those loses based on the rational that they had already been used in the taxation, in Brazil, of our foreign subsidiaries’ profits, which is a domestic tax regime of foreign subsidiaries contested by us.

(e)  R$330,421 refers to the disallowance of the ICMS tax credits claimed by the Company between April of 1999 and September of 2002. The matter under dispute relates to the proper tax bases to be applied in the interstate transfer of iron ore from our Casa de Pedra mine to our Presidente Vargas Steel Plant. In accordance with the tax authorities in the State of Rio de Janeiro (location of the Steel Plant), the tax bases used by us in the State of Minas Gerais (location of Casa de Pedra) is not in compliance with the regulation in Rio de Janeiro, then the excess of credits appropriated in the transfer was not to be admitted in Rio de Janeiro.

(f)   R$260,321 refers to the tax assessments issued against us to disallow the credits of ICMS transferred to us in acquisition of certain branches of our subsidiary INAL in Rio de Janeiro. According to the tax authorities, the acquisition of a company’s branch does not entitle the buyer to the ICMS credits owned by target branch. In view of assessment, the Company filed a writ of mandamus to claim its right to proceed with this transfer, which had a final favorable decision in the Judiciary Courts. This favorable decision favors our case in the Administrative Court of Appeals of the State of Rio de Janeiro.

(g)  R$2,153,777 refers to other tax lawsuits (federal, state, and municipal).

(h)  R$1,044,079 refers to labor and social security lawsuits; R$350,218 refers to civil lawsuits, and R$74,647 to environmental lawsuits.

The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with management’s judgment and accounting practices adopted in Brazil.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION

The balance of the provision for environmental liabilities and decommissioning of assets is as follows:

	12/31/2013	12/31/2012
Environmental liabilities	346,455	383,405
Asset retirement obligation - ARO	23,999	21,292
	370,454	404,697

a) Environmental liabilities

As of December 31, 2013, a provision is maintained for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through December 31, 2013 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

b) Asset retirement obligation - ARO

ARO consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Steel		435,482	358,921
Rio Iaco		36,319	29,934
Total at 12/31/2013		471,801	388,855
Total at 12/31/2012	155,537	622,164

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)     Transactions with jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Assets
Trade receivables	107,443		107,443
Loans	147,273	603,862	751,135
Dividends receivable	717,595		717,595
Actuarial asset		97,051	97,051
Other receivables	15,658	18,129	33,787
	987,969	719,042	1,707,011
Liabilities
Other payables
Accounts payable				600	618	1,218
Advances from customers (1)				421,550	8,522,067	8,943,617
Trade payables				52,949		52,949
Actuarial liability					11,139	11,139
				475,099	8,533,824	9,008,923
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928

	Statement of Income
Revenues
Sales	862,004
Interest	25,576
Expenses
Purchases	-917,469
Interest	-421,659
Total at 12/31/2013	451,548
Total at 12/31/2012	67,354

a.   Advance from customer received from the jointly controlled entity Nacional Minérios S.A. Refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

•           By company

	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Parent Company
Vicunha Steel S.A.									(1,849)	(1,849)
									-1,849	-1,849
Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	60,498	45,216	105,714						-62	-62
	60,498	45,216	105,714						-62	-62
Jointly controlled entities
Nacional Minérios S.A.	797,939	321,466	1,119,405	422,150	8,522,685	8,944,835	357,731	-3,519	-394,456	-40,244
MRS Logística S.A.	30,635		30,635	43,194		43,194		-555,261		-555,261
Transnordestina Logística S.A (2)	33,431	237,262	270,693				46		-883	-837
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,899	8,363	13,262	6,056		6,056		-122,348		-122,348
CGPAR Construção Pesada S.A.	546	9,236	9,782	3,677		3,677		-200,689		-200,689
	867,450	576,327	1,443,777	475,077	8,522,685	8,997,762	357,777	-881,817	-395,339	-919,379
Other related parties
CBS Previdência		97,051	97,051	8		8		-13,392		-13,392
Fundação CSN	320	448	768	14	11,139	11,153		-1,983	83	-1,900
Usiminas	18,112		18,112				50,722	-8,355		42,367
Panatlântica	28,619		28,619				453,505			453,505
Ibis Participações e Serviços								-9,717		-9,717
Companhia de Gás do Ceará								-2,205		-2,205
	47,051	97,499	144,550	22	11,139	11,161	504,227	-35,652	83	468,658
Associates
Arvedi Metalfer do Brasil S.A.	12,970		12,970						1,084	1,084
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923	862,004	-917,469	-396,083	-451,548
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928	563,203	-300,589	-329,968	-67,354

1.   Refers to loans of the subsidiary FTL – Ferrrovia Transnordestina Logísitca S.A. to the jointly controlled entity Transnordestina Logística S.A.

2.   Transnordestina Logística S.A. contracts in Brazilian reais: interest equivalent to 102.5% of the CDI with final maturity in December 2015. As of December 31, 2013, borrowings total R$270,693 (R$210,966 as of December 31, 2012), of which R$33,431 is classified in short term and R$237,262 is classified in long term.

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

•  Ibis Participações e Serviços Ltda.

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

(f)    Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2013.

	12/31/2013	12/31/2012
	Statement of Income
Short-term benefits for employees and officers	29,540	30,539
Post-employment benefits	118	115
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	29,658	30,654

n/a – not applicable

(g)   Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2012 and 2013 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

II. Authorized capital

The Company’s bylaws in effect as of December 31, 2013 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

III. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

IV. Treasury shares

As of December 31, 2013, the Company did not have any treasury shares.

v. Ownership structure

As of December 31, 2013, the Company’s ownership structure was as follows:

		12/31/2013		12/31/2012
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.60%	27,509,316	1.89%
NYSE (ADRs)	356,019,691	24.42%	342,997,950	23.53%
BM&FBovespa	324,453,803	22.25%	318,761,118	21.85%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

21.   PAYMENT TO SHAREHOLDERS

12/31/2013
Profit for the year	509,025
Legal reserve	-25,451
Reversal of statutory working capital reserve	316,426
Profit for allocation	800,000

Allocation:
Dividends distributed on 08/06/2013 and 11/13/2013	610,000
Interest on capital distributed on 8/6/2013 and 11/13/2013	190,000
Total dividends and interest on capital	800,000

Weighted average number of shares	1,457,970
Dividends and interest on capital per share	0.54871

Additional information:
Prior years’ dividends payable	2,036
Dividends payable (balance in liabilities)	2,036

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	12/31/2013	12/31/2012	12/31/2011 (*)
Gross revenue
Domestic market	14,635,703	13,742,201	13,366,345
Foreign market	6,143,242	4,813,693	6,417,397
	20,778,945	18,555,894	19,783,742
Deductions
Cancelled sales and discounts	-206,109	-312,687	-257,888
Taxes levied on sales	-3,260,404	-3,014,618	-3,006,270
	-3,466,513	-3,327,305	-3,264,158
Net revenue	17,312,432	15,228,589	16,519,584

(*) As disclosed in notes 2(y) and3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

23.   EXPENSES BY NATURE

	12/31/2013	12/31/2012	12/31/2011(*)
Raw materials and inputs	-5,998,881	-5,734,685	-3,927,105
Labor cost	-1,590,892	-1,482,838	-1,647,545
Supplies	-1,145,772	-979,894	-1,084,440
Maintenance cost (services and materials)	-1,297,377	-1,018,545	-969,376
Outsourcing services	-2,117,701	-1,521,275	-1,981,025
Depreciation, amortization and depletion (Note 10 b)	-1,093,830	-1,085,733	-929,368
Other	-538,218	-677,105	-441,678
	-13,782,671	-12,500,075	-10,980,537

Classified as:
Cost of sales (Note 26)	-12,422,706	-11,258,667	-9,800,844
Selling expenses (Note 26)	-874,875	-773,488	-604,108
General and administrative expenses (Note 26)	-485,090	-467,920	-575,585
	-13,782,671	-12,500,075	-10,980,537

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

24.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2013	12/31/2012	12/31/2011(*)
Other operating income
Sale of Riversdale shares (Note 9)			698,164
Untimely PIS/COFINS/ICMS credits	404	26,860
Reversal of actuarial liability/provision for actuarial asset	985	43,749
Lawsuit indemnities/wins	51,737	20,567
Rentals and leases	817	2,645
Reversal of provisions	7,120	1,953	3,091
Gain on loss of control over Transnordestina (Note 9)	473,899
Other revenues	31,101	15,127	17,922
	566,063	110,901	719,177

Other operating expenses
Taxes and fees	-103,446	-72,999	-37,499
Provision for tax, social security, labor, civil and environmental risks, net of reversals	-255,527	-295,665	-75,823
Contractual, nondeductible fines	-6,479	-61,439	-45,537
Depreciation of unused equipment (Note 10 b)	-61,763	-14,739	-33,674
Residual value of permanent assets written off (Note 10)	-31,660	-9,759	-62,917
Inventory impairment losses/reversals (Note 7)	5,975	-13,210	-22,203
Expenses on studies and project engineering	-95,688	-58,080	-42,050
Pension plan expenses		-5,256	-62,313
Healthcare plan expenses	-55,720	-51,234	-42,306
Impairment loss adjustment	-48,469		-60,861
Impairment of available-for-sale security	-5,002	-2,022,793
REFIS effect - Law 11,941/09 and Law 12,865/13, net	-129,743		-16,119
Impairment of the Transnordestina old railway network (Note 10)	-216,446
Other expenses	-130,240	-157,108
	-1,134,208	-2,762,282	-501,302
Other operating income (expenses), net	-568,145	-2,651,381	217,875

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

25.   FINANCE INCOME (COSTS)

	12/31/2013	12/31/2012	12/31/2011(*)
Finance income
Related parties (Note 19 b)	25,576	68,023	29,300
Income from short-term investments	125,685	177,328	538,882
Net effect of REFIS - Law 11,941/09 and MP 470/09		115,457
Other income	20,723	31,036	149,268
	171,984	391,844	717,450
Finance costs
Borrowings and financing - foreign currency	-743,276	-675,379	-639,197
Borrowings and financing - local currency	-1,559,312	-1,531,514	-1,622,365
Related parties (Note 19 b)	-421,659	-397,991	-389,059
Capitalized interest (Notes 10 and 32)	490,747	401,827	353,156
Losses on derivatives (*)	-21,643	-9,166	-20,594
REFIS effect - Law 11,941/09 and Law 12,865/13, net	-277,032		-77,335
Interest, fines and late payment charges	-72,065	-157,277	-264,359
Other finance costs	-135,500	-178,185	-224,168
	-2,739,740	-2,547,685	-2,883,921
Inflation adjustment and exchange differences, net
Inflation adjustments	-37,858	-143,774	-37,451
Exchange differences	97,969	152,837	286,074
Exchange losses on derivatives (*)	-3,954	-4,573	-87,955
	56,157	4,490	160,668

Finance costs, net	-2,511,599	-2,151,351	-2,005,803

(*) Statement of gains and losses on derivative transactions
Real-to-dollar swap	11,172	8,301	-115,490
Euro-to-dollar swap	-13,190	-5,116	9,574
Yen-to-dollar swap	-5,374	307	1,460
Dollar-to-euro swap	4,035	-8,065	16,501
Fixed rate-to-dollar swap	-597
	-3,954	-4,573	-87,955
Libor-to-CDI swap	-4,268	-9,166	-20,594
Fixed rate-to-CDI swap	-17,375
	-21,643	-9,166	-20,594
	-25,597	-13,739	-108,549

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot- and cold-rolled steel, galvanized and pre-painted steel of great durability. They also produce tin mill, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

In January 2014 the production of long steel products started, with capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining, The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the jointly controlled entity Nacional Minérios S.A.  (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•          Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. , which operate the former Northeast Railway System of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

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

b) TLSA and FTL

We hold participations in companies that have concessions to operate the Northeastern railway system, which operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects.  The Northeastern railway system is currently divided into the Railway System I, operated by FTL – Ferrovia Transnordestina Logística S.A., and the Railway System II, operated by Transnordestina Logística S.A.

As of December 31, 2013, in compliance with Resolution 4,042/2013 issued by the transportation regulatory agency Agência Nacional de Transportes Terrestres (ANTT) and as a result of a disproportionate spin-off of Transnordestina Logística S.A. occurred on December 27, 2013, CSN held 88.41% of the capital stock of FTL – Ferrovia Transnordestina Logística S.A., which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau, and Propriá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.  The Railway System I consists of 4,238 km of railroads. As of December 31, 2013, R$98 million  was outstanding over the remaining 15 years of the concession.

As of December 31, 2013, we held 77.30% of the capital stock of Transnordestina Logística S.A., which has a concession to operate the Railway System II (which encompasses the stretches between  Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,728 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession has been granted in 1997 and recently had its original term extended to until the earlier of 2057 or the date when Transnordestina Logística S.A. reaches a rate of annual return of 6.75% of its total investment.

See further details on the restructuring of the Nova Transnordestina project in Note 9.

II. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon S.A or TECON. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric facility, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric facility, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Power Plant with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Power Plant uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the grinding needs of CSN Cimentos in Volta Redonda.

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

•       Profit per segment

As explained in Note 3, beginning 2013, the Company no longer proportionately consolidates jointly controlled entities Namisa, MRS and CBSI.

For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the jointly controlled entities, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								12/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	6,116,944	21,534,147				2,045,862
Net revenues
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	-1,025,068	11,247,074
Foreign market	2,697,471	4,616,754					-1,248,867	6,065,358
Total net revenue (Note 22)	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	-2,273,935	17,312,432
Cost of sales and services (Note 23)	-9,961,948	-2,829,028	-97,488	-708,407	-161,435	-276,752	1,612,352	-12,422,706
Gross profit	2,431,259	2,467,700	97,354	365,809	50,362	138,825	-661,583	4,889,726
General and administrative expenses (Note 23)	-738,655	-69,364	-22,743	-100,062	-20,384	-68,219	-340,538	-1,359,965
Depreciation (Note 10 b)	761,086	219,742	7,272	140,551	17,067	30,631	-82,519	1,093,830
Proportionate EBITDA of jointly controlled entities							780,606	780,606
Adjusted EBITDA	2,453,690	2,618,078	81,883	406,298	47,045	101,237	-304,034	5,404,197

								12/31/2013
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Asia	45,105	3,610,625						3,655,730
North America	635,749							635,749
Latin America	153,027							153,027
Europe	1,839,732	1,006,129						2,845,861
Other	23,858						-1,248,867	-1,225,009
Foreign market	2,697,471	4,616,754					-1,248,867	6,065,358
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	-1,025,068	11,247,074
TOTAL	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	-2,273,935	17,312,432

Profit or loss								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,828,718	20,181,321				1,972,020
Net revenues
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	-567,486	10,458,812
Foreign market	2,324,038	3,772,104					-1,326,365	4,769,777
Total net revenue (Note 22)	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	-1,893,851	15,228,589
Cost of sales and services (Note 23)	-8,867,820	-2,449,839	-82,585	-729,684	-153,031	-286,316	1,310,608	-11,258,667
Gross profit	1,934,462	2,035,710	68,929	337,072	75,636	101,356	-583,243	3,969,922
General and administrative expenses (Note 23)	-616,976	-59,404	-20,482	-95,246	-21,792	-68,195	-359,313	-1,241,408
Depreciation (Note 10 b)	750,507	190,019	6,653	139,386	17,238	26,902	-44,972	1,085,733
Proportionate EBITDA of jointly controlled entities							717,627	717,627
Adjusted EBITDA	2,067,993	2,166,325	55,100	381,212	71,082	60,063	-269,901	4,531,874

								12/31/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Asia	30,495	2,964,154						2,994,649
North America	585,505	16,589						602,094
Latin America	203,069							203,069
Europe	1,491,195	791,361						2,282,556
Other	13,774						-1,326,365	-1,312,591
Foreign market	2,324,038	3,772,104					-1,326,365	4,769,777
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	-567,486	10,458,812
TOTAL	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	-1,893,851	15,228,589

								12/31/2011 (**)
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Profit or loss
Metric tons (thou.) - (unaudited) (*)	4,895,581	23,849,514				1,754,596
Revenues
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	-564,796	10,141,916
Foreign market	1,287,274	5,021,814					68,580	6,377,668
	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	-496,216	16,519,584
Cost of sales and services (Note 23)	-7,038,168	-2,185,149	-85,474	-667,186	-105,497	-268,432	549,062	-9,800,844
Gross profit	2,439,569	3,670,809	57,304	355,699	77,995	64,518	52,846	6,718,740
General and administrative expenses (Note 23)	-471,003	-63,967	-18,303	-90,020	-25,408	-67,712	-443,280	-1,179,693
Participação acionistas não controladores
Outras receitas operacionais
Depreciation (Note 10 b)	606,810	161,655	5,674	105,454	22,495	23,222	4,058	929,368
Adjusted EBITDA	2,575,376	3,768,497	44,675	371,133	75,082	20,028	-386,376	6,468,415

								12/31/2011 (**)
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	31,255	4,188,229					61,774	4,281,258
North America	502,486							502,486
Latin America	147,363							147,363
Europe	560,880	833,585					24,120	1,418,585
Other	45,290						-17,314	27,976
Foreign market	1,287,274	5,021,814					68,580	6,377,668
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	-564,796	10,141,916
TOTAL	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	-496,216	16,519,584

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

(**) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities. Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

	12/31/2013	12/31/2012	12/31/2011(*)
Profit (loss) for the year	533,994	-480,574	3,667,234
Depreciation (Note 10 b)	1,093,830	1,085,733	929,368
Income tax and social contribution (Note 15)	74,161	-952,208	83,885
Finance income (Note 25)	2,511,599	2,151,351	2,005,803
EBITDA	4,213,584	1,804,302	6,686,290
Other operating income (expenses) (Note 24)	568,145	2,651,381	-217,875
Share of profits of investees	-158,138	-641,436
Proportionate EBITDA of jointly controlled entities	780,606	717,627
Adjusted EBITDA (*)	5,404,197	4,531,874	6,468,415

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27.   EARNINGS (LOSS) PER SHARE (EPS)

Basic earnings (loss) per share:

Basic earnings (loss) per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2013	12/31/2012	12/31/2011
	Common shares
Profit (loss) for the year
Attributed to owners of the Company	509,025	-420,113	3,706,033
Weighted average number of shares	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.34913	-0.28815	2.54191

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

As of December 31, 2013 CBS had 33,939 participants (33,037 as of December 31, 2012), of whom 19,325 were active contributors (18,262 as of December 31, 2012), 9,460 were retired employees (9,587 as of December 31, 2012), and 5,154 were related beneficiaries (5,188 as of December 31, 2012). Out of the total participants as of December 31, 2013, 13,061 belonged to the defined benefit plan, 18,457 to the mixed plan, 1,568 to the CBSPrev Namisa plan, and 763 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2013 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2012). The total plan assets of the entity amounted to R$4.1 billion as of December 31, 2013 (R$4.3 billion as of December 31, 2012). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans “35% of salary average” and “salary average Supplementation Plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administrates said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain. As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2012 and 2013, there was no need for CSN to pay the installments, since the defined benefit plan posted actuarial gains for the period.

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

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan. This plan was discontinued on October 16, 2013 when the CBSOPrev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

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

	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 8)	97,051	93,546	11,139	17,939
Post-employment healthcare benefits			473,966	547,652
	97,051	93,546	485,105	565,591

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2013	12/31/2012
Present value of defined benefit obligation	2,263,012	2,666,261
Fair value of plan assets	-2,684,783	-2,923,483
Deficit/(surplus)	-421,771	-257,222
Restriction to actuarial assets due to recovery limitation	335,859	181,615
Liabilities/(assets), net	-85,912	-75,607
Liabilities	11,139	17,939
Assets	-97,051	-93,546
Net liabilities/(assets) recognized in the balance sheet	-85,912	-75,607

Changes in the present value of defined benefit obligation during 2013 are as follows:

	12/31/2013	12/31/2012
Present value of obligations at the beginning of the year	2,666,261	2,153,649
Cost of services	6,375	5,801
Interest cost	239,310	215,850
Benefits paid	-208,951	-193,563
Actuarial loss/(gain)	-439,983	484,524
Present value of obligations at the end of the year	2,263,012	2,666,261

Changes in the fair values of plan assets during 2013 are as follows:

	12/31/2013	12/31/2012
Fair value of assets at the beginning of the year	-2,923,483	-2,384,450
Expected return on plan assets	-263,410	-272,406
Sponsors' contributions		-3,797
Benefits paid	208,951	193,563
Actuarial gains/(losses)	293,159	-456,393
Fair value of assets at the end of the year	-2,684,783	-2,923,483

The amounts recognized in the income statement for the year ended December 31, 2013 are comprised as follows:

	12/31/2013	12/31/2012
Cost of current services	6,375	5,801
Interest cost	239,310	215,850
Expected return on plan assets	-263,410	-272,406
Interest on the asset ceiling effect	16,908
Sponsors' contributions transferred in prior year		-3,797
	-817	-54,552
Total unrecognized costs (income) (*)	168	-37,477
Total costs/(income) recognized in the income statement	-985	-17,075
Total costs (revenue), net (*)	-817	-54,552

(*) Effect of the limit of paragraph 58 (b) of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2013 are as follows:

	12/31/2013	12/31/2012
Actuarial (gains) and losses	-146,823	28,131
Restriction due to recovery limitation	137,336	6,688
	-9,487	34,819
Actuarial (gains) and losses recognized in other comprehensive income	-9,319	-2,658
Unrecognized actuarial (gains) and losses (*)	-168	37,477
Total cost of actuarial (gains) and losses	-9,487	34,819

(*) Actuarial (gains) losses result from the fluctuation in the investments that form CBS’s asset portfolio.

Breakdown of actuarial gains and losses:

12/31/2013
(Gain)/loss due to change in demographic assumptions (*)	57,015
(Gain)/loss due to change in financial assumptions (*)	-586,272
Gain)/loss due to adjustments to experience	89,275
Return on plan assets (less interest income)	293,160
Actuarial (gains) and losses	-146,822

(*) Breakdown required based on item 41 of IAS 19 (R1).

The history of actuarial gains and losses is as follows:

	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligations	2,263,012	2,666,261	2,153,649	1,982,556	1,731,767	-1,415,029
Fair value of plan assets	-2,684,783	-2,923,483	-2,384,450	-2,316,018	-2,160,158	1,396,350
Deficit/(surplus)	-421,771	-257,222	-230,801	-333,462	-428,391	-18,679
Experience adjustments to plan obligations	-439,983	484,524	141,674	225,341	287,146
Experience adjustments to plan assets	-293,159	456,393	-81,038	40,669	664,341

The main actuarial assumptions used were as follows:

	12/31/2013	12/31/2012
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Nominal discount rate	11.83%	9.31%
Inflation rate	5.00%	5.00%
Nominal salary increase rate	6.05%	6.05%
Nominal benefit increase rate	6.05%	5.00%
Rate of return on investments	11.83%	9.31%
General mortality table	Milênio Plan and Medical Care Plan: AT 2000 segregated by gender	AT 2000 segregated by gender
35% and Supplementary Average Salary plans: AT 2000 segregated by gender (smoothed)
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2013	12/31/2012
Longevity at age of 65 for current participants
Male	20.45	19.55
Female	23.02	22.17
Longevity at age of 65 for current participants who are 40
Male	20.45	19.55
Female	23.02	22.17

Allocation of plan assets:

		12/31/2013		12/31/2012
Variable income	118,596	4.42%	110,668	3.79%
Fixed income	2,398,472	89.34%	2,631,187	90.00%
Real estate	107,386	4.00%	118,739	4.06%
Other	60,329	2.24%	62,889	2.15%
Total	2,684,783	100.00%	2,923,483	100.00%

The actual return on plan assets was R$29,749 as of December 31, 2013 (R$728,800 as of December 31, 2012).

The fair value measurements of plan assets by major categories are as follows:

	Fair value measurements on plan assets at December 31, 2013
	Total	Quoted prices in active markets	Unquoted prices
Fixed Income	3,673,181	3,376,864	296,317
Government Bonds	2,644,401	2,644,401	-
Corporate Bonds	296,317	-	296,317
Committed Operations	732,463	732,463	-
Variable Income	111,141	111,141	-
Common and Preferred Shares	111,141	111,141	-
Real State	164,334	-	164,334
Loans to participants	102,212	-	102,212
Total	4,050,868	3,488,005	562,863
Funds not related to risk plans	-1,366,085
Fair Value of plan assets at end of year	2,684,783

Fixed income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”), National Treasury Notes (“NTN-B”) and Committed Operations.

Variable income assets comprise mainly CSN shares.

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

Loans to participants follow the rules approved by the CBS's Council and the maximum limit of 15% of total resources, established in Resolution No. 3,792/09 issued by the National Monetary Council (“CMN”)

For the defined benefit plans, the expense as of December 31, 2013 was R$740 (R$5,256 as of December 31, 2012).

For the mixed plan, which has defined contribution components, the expense as of December 31, 2013 was R$31,542 (R$31,657 as of December 31, 2012).

For the defined contribution plan CBSPrev Namisa, the expense in 2013 was R$1,427 (R$1,466 as of December 31, 2012).

For the defined contribution plan CBSPrev, the expense in 2013 was R$1,122.

d.      Expected contributions

There are no expected contributions that will be paid to the defined benefit plans in 2014.

For the mixed supplementary pension plan, which includes defined contribution components, expected contributions of R$31,820 will be paid in 2014.

e.      Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2013 is as follows:

12/31/2013
	Plan covering 35% of average salary		Supplementary average salary plan		Mixed supplementary benefit plan

Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on
actuarial obligations	38	-53	-302	248	-1,129	-1,129
Effect on present value of obligations	-12,970	13,980	-58,025	62,661	-23,372	-23,372

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on
actuarial obligations			9	-8	132	-127
Effect on present value of obligations	4	-4	47	-47	206	-201

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on
actuarial obligations	-860	849	-3,268	3,189	311	-236
Effect on present value of obligations	-7,271	7,176	-27,617	26,950	-3,693	3,629

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on
actuarial obligations	659	-624	2,341	-2,220	273	-273
Effect on present value of obligations	5,571	-5,272	19,730	-18,713	2,307	-2,307

The forecast benefits for future years of the defined benefit plans are as follows:

Forecast benefit payments	2013
Year 1	160,574
Year 2	165,456
Year 3	162,841
Year 4	160,059
Year 5	157,109
Next 5 years	735,292
Total forecast payments	1,541,331

f.       Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2013	12/31/2012
Present value of obligations	473,966	547,652
Passivo	473,966	547,652

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2013	12/31/2012
Actuarial liabilities at the beginning of the year	547,652	457,377
Interest on actuarial obligation	49,164	45,967
Sponsors' contributions transferred in prior year	-34,691	-32,874
Recognition of loss for the year	-88,159	77,182
Actuarial liabilities at the end of the year	473,966	547,652

For the post-employment healthcare benefit plan, the expense as of December 31, 2013 was R$55,720 (R$51,234 as of December 31, 2012).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2013	12/31/2012
Actuarial loss on obligation	-88,159	77,182
Loss recognized in shareholders' equity	-88,159	77,182

The history of actuarial gains and losses is as follows:

	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligation	473,966	547,652	457,377	367,839	317,145	-296,608
Deficit/(surplus)	473,966	547,652	457,377	367,839	317,145	-296,608
Experience adjustments to plan obligations	-88,159	77,182	84,575	48,301	17,232	9,023

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2013		12/31/2012
	Increase	Reduction	Increase	Reduction
Effect on total cost of current service and finance cost	5,472	-4,683
Effect on defined benefit obligation	46,275	-39,605	54,292	-46,668

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2013	12/31/2012
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	n/a	n/a
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	11.83%	9.31%
Inflation	5.00%	5.00%
Nominal increase in medical cost based on age	5,53% - 8,15%	5,53% - 8,15%
Nominal medical costs growth rate	8.15%	8.15%
Average medical cost	380.05	345.61

g.      Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the postemployment healthcare plans as of December 31, 2013 is as follows:

		12/31/2013
	Medical Assistance Plan
Assumption: Discount rate	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	14,986	15,107
Effect on present value of obligations	-18,916	20,579

Assumption: Salary growth	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	20,519	10,364
Effect on present value of obligations	46,275	(39,605)

Assumption: Mortality table	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	12,426	17,750
Effect on present value of obligations	-22,161	22,858

The forecast benefits for future years of the postemployment healthcare plans are as follows:

Forecast benefit payments	2013
Year 1	39,577
Year 2	37,400
Year 3	35,235
Year 4	33,089
Year 5	30,966
Next 5 years	124,419
Total forecast payments	300,686

29.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Transnordestina Logísitca	R$	Up to 12/8/2027 and indefinite	1,875,360	1,626,509	20,600	1,800	168,009	4,866	2,063,969	1,633,175

FTL - Ferrovia Transnordestina	R$	11/15/2020	125,250						125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	25,403	39,287	42,397	65,710	67,800
Prada	R$	Up to 2/7/2014 and indefinite			10,133	10,133	21,916	21,616	32,049	31,749

Itá Energética	R$			7,326						7,326

CSN Energia	R$	Indefinite			2,829	4,192			2,829	4,192

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Total in R$			4,001,613	3,634,838	59,985	41,528	229,212	68,879	4,290,810	3,745,245

CSN Islands VIII	US$			550,000						550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	3/15/2014	15,708						15,708

CSN Handel	US$	6/27/2015	100,000						100,000

Total in US$			3,465,708	3,900,000					3,465,708	3,900,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			8,505,948	8,218,991					8,505,948	8,218,991
			12,507,561	11,853,829	59,985	41,528	229,212	68,879	12,796,758	11,964,236

30.   COMMITMENTS

a.      Take-or-pay contracts

As of December 31, 2013 and 2012, the Company was a party to take-or-pay contracts as shown in the following table:

Concessionaire	Type of service	Agreement terms and conditions	2012	2013	2014	2015	2016	2017	After 2017	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	142,190	100,368	214,639	214,639	107,319			536,597

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	68,248	66,047	65,516	65,516	27,298			158,330

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	23,334	128,387	132,770	132,770	132,770	132,770	1,194,931	1,726,011

FCA (*)	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	734	4,101

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2,733	1,478	27,300	27,300	27,300	27,300	63,701	172,901

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	110,999	27,941	95,301	95,301	95,301			285,903

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	441,804	438,504	145,416					145,416

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	444,642	383,327	114,962					114,962

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the annual natural gas volume secured agreed with Compagás.	18,874	18,414	18,349	18,349	18,349	18,349	128,446	201,842

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	15,202	18,697	8,553	8,553	8,553	8,553	28,510	62,722

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	7,585	8,460	7,074	7,074	7,074	7,074	44,212	72,508

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	40,506	42,504	15,944					15,944

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	46,424	40,596	17,213					17,213
(*) in renegotiation phase.
			1,363,275	1,278,824	863,037	569,502	423,964	194,046	1,459,800	3,510,349

b.      Concession agreements

Minimum future payments related to government concessions as of December 31, 2013 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	$2,014.00	$2,015.00	$2,016.00	$2,017.00	After 2017	Total
MRS	30-year concession, renew able for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,952	90,952	90,952	90,952	750,356	1,114,164
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,296	7,296	7,296	7,296	68,702	97,886
Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	185,771	185,771	185,771	185,771	928,855	1,671,939
Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	24,756	24,756	24,756	24,756	198,045	297,069
		308,775	308,775	308,775	308,775	1,945,958	3,181,058

c.      Projects and other commitments

•          Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials.

•          Iron ore project

The expansion plan projects producing 89 Mtpa of iron ore products and increase port capacity by 84 Mtpa in TECAR. In the first stage, CSN project producing up to 66 Mtpa of iron ore and is investing in expanding sea port capacity in Itaguaí, or TECAR, to 60 Mtpa. Coal and coke imports are carried out through this the TECAR terminal.

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

•          Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks. The project posts a 39% progress and completion is estimated for the end of 2016. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. Concessionaire of the Nova Transnordestina project, until no longer than 2057: the concession can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits and purchased part of the equipment and services and in certain regions the project is at an advanced implementation stage.

The financing sources of the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties through the celebration of an Permanent Track Use Agreement.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 40% of the debentures issued by FDNE. Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures should be converted into TLSA shares.

•          Expansion of Cimentos Sudeste

in addition to the current production of approximately 2.4 Mtpa at the Presidente Vargas Plant in Rio de Janeiro, CSN plans to expand its cement operation to 5.4 Mtpa. This additional 3 Mtpa volume will be obtained through the construction of a plant integrated with the cement mill and the clinker furnace in the State of Minas Gerais, where the Company already operates a clinker furnace using limestone from its own mine. The Company is assessing growth opportunities in other regions.

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

II. High silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42.0 to 54.0 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement.

The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

III. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 million as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

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

In 2013, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to June 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

			Consolidated
	12/31/2013	12/31/2012	12/31/2011 (*)
Deferred income tax and social contribution paid	45,388	72,780	165,321
Increase of PP&E with interest capitalization	490,747	401,827	353,156
Capital reduction with no cash effect	153,305
	689,440	474,607	518,477

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

33.   STATEMENT OF COMPREHENSIVE INCOME

	12/31/2013	12/31/2012	12/31/2011 (*)
Profit (loss) for the year	533,994	-480,574	3,667,234

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) gains on defined benefit pension plan, net of taxes, net of deferred tax benefit (expense) of R$-33,143 in 2013, R$11,441 in 2012 and R$38,288 in 2011	64,336	106,209	-74,331
	64,336	106,209	-74,331

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	218,927	147,735	195,046
Available-for-sale assets, net of taxes, net of deferred tax benefit (expense) of R$-24,410 in 2013, R$-618,648 in 2012 and R$165,962 in 2011	47,385	1,499,156	-621,312
Net change in fair value of available-for-sale financial assets transferred to profit or loss			-698,164
	266,312	1,646,891	-1,124,430
Total comprehensive income for the year	864,642	1,272,526	2,468,473

Attributable to:
Owners of the Company	839,673	1,332,987	2,507,272
Non-controlling interests	24,969	-60,461	-38,799
	864,642	1,272,526	2,468,473

(*) As disclosed in notes 2(y) and 3, the financial information related to 12/31/11 was not restated by the adoption of the IFRS 10 and 11, as allowed by the IFRS 10 and 11’s relief.

34.   SUBSEQUENT EVENTS

•         Debentures  – 7th issue

In March 2013 the Company issued 40,000 nonconvertible, unsecured debentures, in single series, in the total amount of R$400,000,000 bearing interest at a rate of 111.20% of the CDI rate per annum, and mature in March 2021, with early redemption option.

The net proceeds raised by the Company through the issue will be used to partially settle the 1st installment amortization of the Company’s 6th debenture issue, that due on March 30, 2014.

•         Conselho Administrativo de Defesa Econômica – CADE Decision - Usiminas

On April 10, 2014 CADE issued its decision on the matter and a term of undertaking (Termo de Compromisso de Desempenho), or TCD, was executed by CADE and CSN. Under the terms of CADE’s decision and the TCD, CSN shall reduce its interest in Usiminas, within a specified timeframe. The timeframe and percentage reduction are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD.

•         Prepayment loan

On April 24, 2014, the Company entered into a new prepayment loan issued by Banco Santander in the amount of US$ 200 million which will mature in April 2019.

The following consolidated financial statements of Namisa, together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Nacional Minérios S/A.

São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheet of Nacional Minérios S/A. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nacional Minérios S/A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued byInternational Accounting Standards Board - IASB.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brasil

March 28 ,  2014

FS-R1

Nacional Minérios S.A.
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets

	Note	2013	2012
CURRENT ASSETS
Cash and cash equivalents	4	4,815,211	4,081,425
Trade receivables	5	220,739	498,578
Inventories	6	85,599	199,886
Advances to suppliers		423,245	694,029
Recoverable taxes	7	47,866	150,891
Loans and receivables		51,854	26,375
Other assets		3,549	3,235
Total current assets		5,648,063	5,654,419

NON-CURRENT ASSETS
Advances to suppliers	8	8,522,067	7,757,475
Loans and receivables	8	39,824	69,479
Deferred taxes	9	1,968	325,706
Recoverable taxes	7	124,596	140,309
Other assets		5,006	3,704
Investments	10	171,760	171,760
Property, plant and equipment	11	506,233	466,459
Intangible assets	12	584,140	578,688
Total non-current assets		9,955,594	9,513,580

TOTAL ASSETS		15,603,657	15,167,999

The accompanying notes are an integral part of these consolidated financial statements.

Nacional Minérios S.A.
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity

	Note	2013	2012
LIABILITIES AND SHAREHOLDERS´ EQUITY
CURRENT LIABILITIES
Borrowings and financing	13	42,247	1,588
Trade payables to third parties		40,089	76,806
Trade payables to related parties	8	17,487	131,852
Accrued payroll and related taxes		11,522	18,456
Taxes payable		22,488	19,494
Proposed dividends	16	336,673	736,673
Other payables		82,229	96,318
Total current liabilities		552,735	1,081,187

NON-CURRENT LIABILITIES
Borrowings and financing	13	339,961	335,806
Provision for risks	14	5,020	5,008
Tax payable		65,981	-
Other payables		15,693	14,587
Total non-current liabilities		426,655	355,401

Equity
Issued capital	16	2,800,000	2,800,000
Capital reserves	16	6,473,699	6,473,699
Earnings reserves	16	5,188,931	4,296,075
Other comprehensive income		161,637	161,637
Total equity		14,624,267	13,731,411

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		15,603,657	15,167,999

The accompanying notes are an integral part of these consolidated financial statements.

Nacional Minérios S.A.
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2013	2012
NET OPERATING REVENUE	18	2,369,836	3,836,415
COST OF SALES	19	-1,090,901	-2,203,494

GROSS PROFIT		1,278,935	1,632,921

OPERATING EXPENSES
Selling expenses	19	-419,915	-828,646
General and administrative expenses	19	-55,966	-57,985
Other expenses, net	19	-21,033	-52,043
		-496,914	-938,674

OPERATING PROFIT BEFORE FINANCE INCOME (COSTS)		782,021	694,247

FINANCE INCOME
Finance income, net	20	1,131,149	1,034,301
Foreign exchange gains, net	20	523,562	295,407
		1,654,711	1,329,708

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		2,436,732	2,023,955

INCOME TAX AND SOCIAL CONTRIBUTION
Current	9	-1,220,138	-122,016
Deferred	9	-323,738	-285,453

NET INCOME FOR THE YEAR		892,856	1,616,486

BASIC AND DILUTED EARNINGS
PER THOUSAND SHARES - R$		1.8794	3.4026

The accompanying notes are an integral part of these consolidated financial statements.

FS-3

Nacional Minérios S.A.
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	2013	2012
NET INCOME FOR THE YEAR	892,856	1,616,486

Other comprehensive income:
Exchange differences arising on translation of foreign operation	-	-

Total comprehensive income for the year	892,856	1,616,486

The accompanying notes are an integral part of these consolidated financial statements.

Nacional Minérios S.A.
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	892,856	1,616,486
Adjustments to reconcile the fiscal years net income with funds deriving from operational activities:
Inflation adjustments and exchange differences, net	-2,529	-31,085
Accrued charges on borrowings and financing	23,244	24,977
Depreciation/depletion/amortization	20,716	16,423
Income tax and social contribution deferred	1,543,876	407,469
Provision for sales in installments	41,658	-42,175
Provision for interest receivable	-686,333	-656,686
Dividends receivable - MRS Logística	-31,841	-24,239
Other provisions	12,795	88,522
	1,814,442	1,399,692
(Increase) decrease in operating assets:
Trade receivables	238,369	-203,312
Inventories	92,417	50,735
Advances to suppliers	24,115	-16,635
Recoverable taxes	-16,585	-179,839
Other receivables	18,987	5,200

Increase (decrease) in operating liabilities:
Trade payables to third parties	-55,768	-1,715
Trade payables to related parties	57,579	463,279
Accrued payroll and related taxes	892	2,815
Taxes payable	70,711	-1,733
Other payables	-5,283	-13,043

Dividends received	33,171	26,057
Income taxes paid	-1,084,816	-119,268
Interest paid	-21,837	-27,855

Net cash generated by operating activities	1,166,394	1,384,378

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	-66,841	-127,871
Net cash used in investing activities	-66,841	-127,871

CASH FLOWS FROM FINANCING ACTIVITIES
New borrowings and financing	-	12,989
Repayment of borrowings and financing	-2,655	-1,414
Dividends paid	-400,000	-300,000

Net cash used in financing activities	-402,655	-288,425

Effect of exchange rate changes on cash and cash equivalents	36,888	53,538

NET INCREASE IN CASH AND CASH EQUIVALENTS	733,786	1,021,620

Cash and cash equivalents at the beginning of the year	4,081,425	3,059,805
Cash and cash equivalents at the end of the year	4,815,211	4,081,425
	733,786	1,021,620

The accompanying notes are an integral part of these consolidated financial statements.

Nacional Minérios S.A.
Consolidated Statement of Changes in Shareholders' Equity
Thousands of Brazilian reais

		Capital Reserves
	Share capital	Share premium	Special goodwill reserve	Earnings reserves	Other comprehensive income	Retained earnings	Total
BALANCES AT DECEMBER 31, 2011	1,173,954	6,707,886	1,391,859	2,679,589	161,637	-	12,114,925

Net income						1,616,486	1,616,486
Capital increase (16.a)	1,626,046	-1,626,046
Allocations:
Earnings reserves (16.d)				1,616,486		-1,616,486

Balances at December 31, 2012	2,800,000	5,081,840	1,391,859	4,296,075	161,637	-	13,731,411

Net income						892,856	892,856
Allocations:
Earnings reserves (16.d)				892,856		-892,856

Balances at December 31, 2013	2,800,000	5,081,840	1,391,859	5,188,931	161,637	-	14,624,267

The accompanying notes are an integral part of these consolidated financial statements.

Nacional Minérios s.a.

Notes to the Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         GENERAL INFORMATION

Nacional Minérios S.A. (“Company” or “Namisa”) is a private corporation, incorporated in November 2006 and domiciled in Brazil. Its registered head office is in Congonhas, State of Minas Gerais.

The Company is controlled under a Shareholders’ Agreement entered into by Companhia Siderúrgica Nacional (“CSN”), which holds 60% of Namisa shares, and an Asian Consortium formed by the companies Itochu Corporation, JFE Steel Corporation, POSCO, Kobe Steel Ltd., Nisshin Steel Co. Ltd. and China Steel Corp, which jointly hold 40% of Namisa shares.

The Company and its subsidiaries included in the consolidated financial statements operate under joint control and carry out their mining operations in the Ferriferous Quadrilateral, in Minas Gerais, where the Company has ore mining rights and iron ore processing facilities. The Company also has an integrated logistics network, based on long-term contracts with CSN, consisting on a railroad and port facilities used to ship its production. This integrated logistics network allows transporting the iron ore produced in Congonhas, Ouro Preto, Itabirito, Rio Acima, and Nova Lima, State of Minas Gerais, to Itaguaí, State of Rio de Janeiro.

Own iron ore, added to the iron ore purchased from third parties, is basically sold in the international market, mainly in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, as a result of several factors related to worldwide demand, strategies adopted by the main steel producers, and foreign exchange rate. All these factors are beyond the Company’s control.

2.         BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS)  issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared based on the historical cost basis, except for certain financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The significant accounting policies adopted in the preparation of the consolidated financial statements are as follows:

a)      Foreign currency translation

(i)      Functional and presentation currency

The consolidated financial statements have been prepared and are presented in Brazilian reais (R$), which is the Company's functional currency.

In 2012 the Company implemented changes in the management of its wholly-owned subsidiary Namisa International Minérios, S.L.U. (“Namisa International”) and, as a result, started to centralize its corporate strategy, which is now an extension of its parent company’s business. Accordingly, it was necessary to meet the requirements of IAS 21 - Effects of Changes in Exchange Rates, to determine this subsidiary’s functional currency, which until December 31, 2011 was the US dollar. Based on the standard’s requirements, the Company changed this subsidiary’s functional currency to Brazilian real and prospectively recognized, beginning 2012, the translation effects directly in profit or loss for the year.

(ii)    Balances and transactions

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates effective on the transaction or valuation dates when items are measured. Exchange gains and losses resulting from the settlement of such transactions and the translation at the foreign exchange rates at year end, related to foreign currency denominated monetary assets and liabilities, are recognized in the income statement under “Foreign exchange gains, net”.

b)     Use of estimates and judgments

Critical accounting estimates and assumptions are those deemed important to describe and record the Company’s financial position and require analysis and decision-making power, and more complex and subjective estimates and assumptions by Management. The application of these critical accounting policies frequently requires Management analysis and decision-making about the impacts of matters inherently uncertain with regard to the results from operations and the carrying amounts of assets and liabilities. Actual results may differ from these estimates.

The estimates and assumptions that present a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are disclosed in the notes to the consolidated financial statements and refer to taxes on income, goodwill impairment testing, revenue recognition, review of useful lives and impairment of property, plant, and equipment, contingent assets and liabilities, legal obligations and obligations related to decommissioning and impairment of assets.

c)      Cash and cash equivalents

Include cash, bank deposit accounts and short-term investments, which consist of highly liquid temporary investments, stated at cost plus income earned through the end of the reporting period, with an insignificant risk of change in fair or realizable values.

d)     Trade receivables

Correspond to the amounts receivable from customers for the sale of iron ore in the normal course of the Company’s business. These are initially recognized at fair value and subsequently measured using the effective interest method less an allowance for impairment losses, if necessary. Foreign trade receivables are adjusted using the exchange rates prevailing at the end of the reporting period.

e)      Inventories

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

f)      Advances to suppliers

Consist of long-term advances made to CSN for purchases of raw materials and provision of port services. The advances were initially recognized at fair value and are measured at amortized cost plus contractually agreed interest (see note 8). The advances are realized when the raw materials are delivered and port services are provided; 34% of the interest calculated monthly is received in cash. The portion not expected to be realized within 12 months is classified in noncurrent assets.

Nacional Minérios S.A.

g)     Property, plant and equipment

Property, plant and equipment are carried at historical cost, consisting of the acquisition, production or construction cost, less accumulated depreciation and impairment losses, if any.

The elements of cost of a property, plant and equipment item comprise: (i) its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; (ii) any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management; and (iii) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. These costs represent the obligation incurred by the Company when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Gains and losses on the disposal of a property, plant and equipment item are calculated by comparing the disposal proceeds with the carrying amount of the property, plant and equipment item, and are recognized at their net amount, as other income, in profit or loss.

Depreciation is recognized in profit or loss using the straight-line method, based on the estimated useful lives of each part of an item of property, plant and equipment, and ore deposits depletion is calculated based on the ore volume extracted as compared to the mineable reserve, as this is the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

The depreciation methods, the useful lives and the residual values are reviewed at the end of the reporting period, and possible adjustments are recognized as changes in accounting estimates.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•      Research and analysis of exploration area historical data;

•      Topographic, geological, geochemical and geophysical studies;

•      Determine the mineral asset’s volume and quality;

•      Examine and test the extraction processes and methods;

•      Topographic surveys of the transportation and infrastructure needs;

•      Market studies and financial studies;

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

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), except when a new campaign is launched to permit the access to a significant new ore body. In such cases, the cost is capitalized as a non-current asset and amortized during the extraction of the ore body.

h)     Intangible assets

Consist basically of goodwill arising on the acquisition of subsidiary, subsequently merged, as detailed in note 12, recognized as the positive difference between the price paid and the net fair value of the acquiree’s assets and liabilities.

Goodwill has an indefinite useful life, is not subject to amortization, and is tested for impairment at least annually. Impairment losses, if any, are not reversed in subsequent periods.

The Company has a single Cash Generating Unit (CGU), dedicated exclusively to iron ore processing, to which goodwill was allocated for impairment test purposes.

i)       Impairment of nonfinancial assets

The Company reviews annually, or in a shorter period when there is evidence of impairment, the carrying amount of nonfinancial assets subject to amortization to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of assets. Whenever such evidences are identified and the carrying amount exceeds the recoverable amount, an allowance for impairment is recognized to adjust the carrying amount to the recoverable amount. The recoverable amount of an asset is the higher of its value in use or its fair value less costs to sell.

j)       Current and noncurrent assets and liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will flow to the Company and its cost or amount can be measured reliably. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle the obligation.  Liabilities include charges, inflation adjustments, or exchange differences incurred, when applicable. Assets and liabilities are classified as current when their realization or settlement within the next twelve months is probable. Otherwise, assets and liabilities are stated as noncurrent.

k)     Borrowings and financing

Adjusted through the end the reporting period according to exchange fluctuation or for inflation indices, and the financial charges incurred, as contractually agreed.

l)       Employee benefits – pension fund and variable compensation program

The Company sponsors a pension plan created in 2012, managed by a pension fund (CBSPREV Namisa), which grants employees defined contribution pension benefit and defined benefit risk benefits (sickness allowance, disability retirement pensions, and survivors’ pensions), fully funded by the employees.

The regular contributions to the pension plan cover the net costs and are recognized in profit or loss for the period when they become due. The Company’s obligation is limited to the monthly contributions made during the time an employee is working. As the risk benefits are fully funded by the employees, the Company only recognizes a liability when the fund accumulated for this purpose is insufficient to cover the benefits provided.

The Company recognizes a liability related to the variable compensation program and profit sharing and bonus payment expenses, calculated based on qualitative and quantitative goals set by Management and recognized in employee benefits line items, in profit or loss.

m)   Contingent assets and contingent liabilities, and legal obligations

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingent assets are recognized only when there are collaterals or favorable, unappealable court decisions. Contingent assets with a probable favorable outcome are only disclosed in an explanatory note. Contingent liabilities are provided for to the extent that the Company expects to disburse cash, losses are assessed as probable, and the involved amounts can be reliably measured. When the expected likelihood of loss is assessed as possible, a description of the lawsuits and involved amounts is disclosed in the explanatory notes. Contingent liabilities whose likelihood of loss is assessed as remote are neither provided for nor disclosed, and legal obligations are recognized as payable.

n)     Income tax and social contribution

Taxes on income comprise current and deferred income tax (IRPJ) and social contribution (CSLL). These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are also recognized in equity, in other comprehensive income.

Current taxes are calculated based on tax laws enacted or substantially enacted by the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable profit. In Brazil, the statutory income tax rate is 34%.

Deferred taxes are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, except: (i) on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the taxable profit nor the accounting profit; and (ii) differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are only recognized to the extent that it is probable that taxable profits will be available against which those temporary differences can be utilized, based on future projected earnings prepared and supported based on internal assumptions and future economic scenarios, which may, therefore, be subject to changes.

Deferred tax assets and liabilities are presented on a net basis since there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes imposed by the same tax authority on the same entity subject to taxation.

o)     Investments

As mentioned in note 10, the 10% of preferred shares of MRS Logística is the only investment of the Company and is measured at historical cost

p)     Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements at the end of the year, according to its bylaws. Any amount in excess of the mandatory minimum dividend is accrued on the date it is approved by shareholders at the General Meeting. As mentioned in note 16, the Shareholders are discussing the long-term agreements entered into with Companhia Siderurgica Nacional for purchases of raw materials and port services, and accordingly dividends decisions have been extensively discussed before any distribution.

Nacional Minérios S.A.

q)     Net operating revenue

Revenue from the sale of iron ore in the normal course of business is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible returns can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Due to the individual terms of the sales and freight agreement, the transfer of the risks and rewards usually takes place when the products are load into the ship, in the port of origin.

r)       Finance income and finance costs

Finance income comprises interest earned on short-term investments, prepayments to related parties, dividends (except for dividends received by investees measured under equity method at the parent), and changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive the payment has been established. Distributions received from investees accounted for using the equity method reduce the value of the investment.

When applicable, finance costs include costs on interest on borrowings, net of discount to present value of provisions, changes in the fair value of financial assets measured at fair value through profit or loss, and impairment losses recognized in financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss using the effective interest method.

Exchange gains and losses are reported on a net basis.

s)      Financial instruments

Financial assets and financial liabilities

•      Financial assets

Financial assets can be classified in the following categories: (i) at fair value through profit or loss; (iii) held to maturity; (iii) loans and receivables; and (iv) available for sale. The classification depends on the nature and purpose of the financial assets and is determined on initial recognition. The Company does not have assets classified as held to maturity or available for sale.

(i)      At fair value through profit or loss

Financial assets are measured at fair value through profit or loss when they are held for trading, or are designated as measured at fair value through profit or loss on their initial recognition. Financial assets are classified as held for trading when acquired mainly to be sold in the short term. A financial that is not held for trading can be designated as at fair value through profit on initial recognition, when such designation would eliminate or significantly reduce an inconsistency in the measurement or recognition. Financial assets at fair value through profit or loss are measured at fair value, together with gains and losses recognized in profit or loss for the year. Net gains or losses recognized in profit or loss include dividends or interest earned by the financial asset.

(ii)    Loans and receivables

These consist of financial assets with fixed or determinable payments that are not quoted in an active market, measured at amortized cost using the effective interest method, less the allowance for impairment losses, when applicable. Interest income is recognized using the effective interest method.

Effective interest method

A method used to calculate the amortized cost of a financial asset or a financial liability and allocate interest income or interest expenses over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including all fees paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) through the expected financial asset life, or, when appropriate, for a shorter period.

•      Financial liabilities

Financial liabilities can be classified as: (i) financial liabilities at fair value through profit or loss; or (ii) other financial liabilities. The Company does not have financial liabilities measured at fair value.

Other financial liabilities are initially measured at fair value, less transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the year.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, over a shorter period.

t)       New and revised standards adopted for the first time as effective as for the year beginning January 1, 2013.

The following new standards, amendments to and interpretations of standards were issued by the International Accounting Standards Board - IASB effective as for the year beginning January 1, 2013:

•      IAS 1 - Presentation of Financial Statements

•      IAS 19 (R) - Employee Benefits

•      IAS 28 (R) - Investments in Associates and Joint Ventures

•      IFRS 7 - Financial Instruments: Disclosures

•      IFRS 10 - Consolidated Financial Statements

•      IFRS 11 - Joint Arrangements

•      IFRS 12 - Disclosure of Interests in Other Entities

•      IFRS 13 - Fair Value Measurement

•      IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

These new standards were considered in the preparation of these consolidated financial statements; however, there is no material impact on the presentation and on the Company's financial position and results of operations.

u)     New standards, amendments to and interpretations issued and not yet adopted

The following standards, amendments to and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2013:

Standard	Description	Effective date
IAS 32

Financial Instruments: Presentation, on the offsetting of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to offset financial assets and financial liabilities in the balance sheet.

January 1, 2014
Revised IFRS 10, IFRS12 and IAS27

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

The amendments to IFRS 12 and IAS 27 introduce new requirements to the disclosure of investment entities.

January 1, 2014
IFRIC 21

Clarifies that an entity recognizes a liability for a tax when the activity that triggers payment occurs. For a levy that requires its payment to be triggered upon reaching a certain threshold, the interpretation indicates that no liability should be recognized before the specified minimum threshold is reached.

January 1, 2014
Revised IAS 39	This revision provides relief on the discontinuance of hedge accounting when the novation of a derivative designated as hedging instrument meets certain criteria.	January 1, 2014
Amendment to IAS 36	The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed.	January 1, 2014
IFRS 9

Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets and on hedge accounting continues to apply. The amendment to IFRS 9 postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

January 1, 2015

The Company does not expected that these new standards will have a material impact on its financial statements in 2014.

3.         CONSOLIDATED FINANCIAL STATEMENTS

The subsidiaries included in the consolidated financial statements are all entities, whose financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

The consolidated financial statements used in the consolidation process are prepared based on the accounting policies described above and include the consolidated financial statements of the Company and its subsidiaries listed below, and have been prepared in accordance with the following criteria: (a) elimination of intragroup balances in consolidated companies; (b) elimination of the Parent Company’s investments against the related investee’s equity, as applicable; (c) elimination of revenues and expenses arising from transactions between consolidated companies; and (d) elimination of profits on inventories, when applicable, arising from sales between consolidated companies.

4.         CASH AND CASH EQUIVALENTS

	2013	2012

Cash and bank deposit accounts	3,626	2,675
Short-term investments:
In Brazil (a)	507,065	433,121
Abroad (b)	4,304,520	3,645,629
	4,811,585	4,078,750
Total	4,815,211	4,081,425

(a)       Fixed income - are investments in Bank Deposit Certificates (CDBs) and debentures with yield linked to the variation of the Interbank Deposit Certificate (CDI). These investments yield approximately 100% of the CDI variation and can be immediately redeemed by the Company, without risks of significant changes in their carrying amount.

(b)       Time deposits - temporary deposits in prime banks with daily liquidity, yielding fixed rates of approximately to 0.8% per year.

5.         TRADE RECEIVABLES

	2013	2012

Current:
Trade receivables - related parties (note 8)	403	293,998
Domestic customers	1,868	855
Foreign customers	218,468	203,725
Total	220,739	498,578

As of December 31, 2013 and 2012, there were no past-due receivables and the average days sales outstanding was 47 days (40 days in 2012).

To determine the recovery of trade receivables, the Company takes into consideration any change in the customer’s creditworthiness from the date the credit was originally granted through the end of the reporting period. The credit risk concentration is limited because the customer base is comprehensive and there is no relationship between customers.

6.         Inventories

	2013	2012

Finished goods	42,192	157,383
Raw materials	9,259	6,391
Storeroom supplies	32,892	33,154
Inventories in transit	1,256	2,958
Total	85,599	199,886

The Company assesses periodically the need to recognize an allowance for inventory losses and, as of December 31, 2013 and 2012, there was no need to recognize such an allowance.

7.         RECOVERABLE TAXES

	2013	2012

Prepaid income tax and social contribution	8,071	93,933
State VAT (ICMS)	148,974	144,990
Taxes on revenue (PIS and COFINS)	4,396	43,099
Withholding Income Tax (IRRF)	10,814	5,064
Other	207	4,114
Total	172,462	291,200

Current assets	47,866	150,891
Noncurrent assets	124,596	140,309
Total	172,462	291,200

The non-current portion refers basically to ICMS credits. Namisa is an export company, accumulating ICMS credits in its branches, mainly in Congonhas due to its mining processing operations with CSN and also in Ouro Preto and Fernandinho due to its purchases of electric power and diesel oil.

Nacional Minérios S.A.

The Company's management periodically assesses the recovery of ICMS credits and concluded that it is not necessary to record any allowance for impairment of these credits.

The Company has been successful in realizing the ICMS credits through the acquisition of trucks for transportation of iron ore.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company’s operations are integrated with CSN, including service provision, iron ore supply, in Casa Pedra, port loading, in the Coal Terminal (“TECAR”) in Itaguaí, RJ, and the railway transportation transactions, the latter with MRS Logística S.A. (“MRS Logística”).

As of December 31, 2013 and 2012, the balances of assets and liabilities and the transaction amounts are as follows:

a)      Balance sheet accounts

	2013				2012
		MRS	Asian			MRS	Asian
	CSN	Logística	Consortium	Total	CSN	Logística	Consortium	Total

Assets
Current assets:
Trade receivables	403	-	-	403	293,998	-	-	293,998
Other receivables (1)	40,533	-	-	40,533	13,702	-	-	13,702
Dividends (1)	-	11,234	-	11,234	-	10,606	-	10,606
Prepayments (2)	421,550	-	-	421,550	668,200	-	-	668,200
Total	462,486	11,234	-	473,720	975,900	10,606	-	986,506
Noncurrent assets:
Prepayments (2)	8,522,067	-	-	8,522,067	7,757,475	-	-	7,757,475
Loans and receivables	39,824	-	-	39,824	69,479	-	-	69,479
Total	8,561,891	-	-	8,561,891	7,826,954	-	-	7,826,954

Liabilities
Current liabilities:
Trade payables	11,125	6,362	-	17,487	121,273	10,579	-	131,852
Borrowings and financing	40,054	-	-	40,054	145	-	-	145
Dividends	202,004	-	134,669	336,673	442,004	-	294,669	736,673
Other payables	59,531	2,465	-	61,996	56,265	10,578	-	66,843
Total	312,714	8,827	134,669	456,210	619,687	21,157	294,669	935,513
Noncurrent liabilities:
Borrowings and financing	320,936	-	-	320,936	314,699	-	-	314,699
Total	320,936	-	-	320,936	314,699	-	-	314,699

(1)       Refer to amounts recorded in the balance sheet, in line item ‘Loans and receivables’.

(2)       Refer to amounts recorded in the balance sheet, in line item ‘Advances to suppliers’.

b)     Related-party transactions

	2013				2012
		MRS	Asian			MRS	Asian
	CSN	Logística	Consortium	Total	CSN	Logística	Consortium	Total

Profit or loss
Revenues	20,495	-	223,146	243,641	1.046.225	-	178,039	1,224,264
Costs	(330,910)	(206,826)	-	(537,736)	(1,291,860)	(456,290)	-	(1,751,150)
Finance income (costs), net	1,022,217	33,325	-	1,055,542	929,836	24,239	-	954,075
Exchange gains (losses), net	(43,854)	-	-	(43,854)	(11,275)	-	-	(11,275)
Total	667,948	(173,501)	223,146	717,593	672,926	(432,051)	178,039	415,914

c)      Description of the agreements with related parties

The following is a description of the main transactions with related parties:

i)          Companhia Siderúrgica Nacional (“CSN”) - (prepayment) and ore exports

The Company entered into long-term agreements with CSN, for the provisions of port operation services and raw iron ore supply (“ROM”) from the Casa de Pedra mine, as described below:

•           Port operation services and iron ore supply agreement

On December 30, 2008, the Company entered into an agreement to acquire port services and purchase iron ore with CSN, for an estimated 34-year period. The agreement volume is 1.7 million metric tons of raw iron ore and port services for a volume of 1.1 million metric tons. The Company prepaid the equivalent to approximately 60% of the port services value, amounting to R$7.3 billion. The prepaid amounts are adjusted for inflation at the rate of 12.5% per year.

Additionally, the Company conducts iron ore exports to CSN subsidiaries abroad, to sell the iron ore in the international market.

ii)        Loans (export prepayments)

The Company entered into export prepayment financial agreements with certain CSN subsidiaries, which are detailed in note 13.

iii)      MRS Logística

The Company entered into a long-term railway transportation service agreement to ship and handle its production. The obligations assumed and the amounts involved as detailed in note 14.

iv)      Asian Consortium

The Company exports its products to the members of the Asian Consortium, under long-term agreements and at prices based on market quotations.

d)     Management compensation

The key management personnel, who have the authority and responsibility for planning, managing and controlling Company operations, include the members of the Board of Directors, the statutory officers, and the other officers. The table below shows the breakdown of their compensation as of December 31, 2013 and 2012:

	2013	2012

Compensation	2,549	2,631
Postemployment benefits	22	16
Total	2,571	2,647

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)      Income tax and social contribution expenses recognized in profit or loss:

	2013	2012

Current	(1,220,138)	(122,016)
Deferred	(323,738)	(285,453)
Total	(1,543,876)	(407,469)

b)      The reconciliation of the consolidated income tax and social contribution expenses with the effective statutory rates is as follows:

FS-24

	2013	2012

Profit before income tax and social contribution	2,436,732	2,023,955
Income tax and social contribution expenses based on pretax profit, at their combined statutory rate	34%	34%
	(828,489)	(688,145)

Effect of income tax on permanent differences:
Tax-exempt foreign profit	238,175	273,905
Foreign profit taxable in Brazil	(54,287)	-
Transfer pricing adjustments (PECEX)	(22,862)	-
Not taxable gain with fines and interest reverted by the adherence of REFIS (note 20)	114,466	-
REFIS – Law nº 12,864/13 – principal amount (note 22)	(995,383)	-
Tax incentive - Workers' Meal Program (PAT).	8,421	3,129
Other permanent differences	(3,917)	3,642
Income tax and social contribution expenses	(1,543,876)	(407,469)

c)      Deferred income tax and social contribution are recognized to reflect the tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts, as shown below:

	2013	2012

Assets:
Allowance for losses - advances to suppliers	3,297	3,297
CFM/Cayman goodwill prior to merger, added in 2008	-	484
Operating provisions	20,712	24,615
Provision for loss on inventories	12,148	29,970
Goodwill deductible for tax purposes - Big Jump	162,383	440,756
Deferred tax liabilities recognized by the deductibility of goodwill generated by the acquisition of Cayman and CFM in prior year	(196,572)	(188,028)
Exchange differences	-	14,612
Total	1,968	325,706

The movement in the deferred taxes balance in the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Opening balance	325,706	611,159
Goodwill amortization for tax purposes	(287,401)	(326,367)
Recognition (reversal) of operating provisions	(3,903)	17,230
Adjustments for temporarily nondeductible inventories	(17,822)	29,766
Exchange differences	(14,612)	14,612
Utilization of tax loss carryforwards	-	(20,694)
Closing balance	1,968	325,706

A substancial portion of deferred income tax and social contribution is related to goodwill generated on a merger of subsidiary. Management conducted a study and expects to full realize deferred tax assets in 2014.

Provisional Act 627 of 2013

On November 11, 2013 Provisional Act (“MP”) 627 was issued to repeal the Transitional Tax Regime (RTT) and introduce other provisions, including: (i) it amends Decree Law 1,598/77, which addresses the corporate income tax and the social contribution on net income law; (ii) it establishes that any change in or the adoption of accounting methods and criteria under administrative measures issued based on the jurisdiction attributed by the Commercial Law, after the enactment of this Provisional Act, shall not have any impact on the calculation of federal taxes until a tax law addressing the matter is enacted; (iii) it provides for a specific treatment of the potential taxation of profits or dividends; (iv) it includes provisions on the calculation of interest on capital; and (v) it provides new considerations about investments accounted for by the equity method of accounting. The provisions of Provisional Act 627 are effective from 2015; however, its early irrevocable adoption in 2014 could eliminate the potential tax effects, especially those related to dividends and interest on capital actually paid since 2008 until the Provisional Act issue date.

The Company prepared studies on the possible effects that could arise from the provisions of said Provisional Act and concluded that they would not result in material adjustments to its consolidated financial statements for the year ended December 31, 2013.

Management is awaiting the analysis of said Provisional Act by the Legislative Power to decide on its possible early adoption in calendar 2014.

10.     INVESTMENT

	2013	2012

Investment in equity securities:
MRS Logística S.A.	171,760	171,760
	-	-
	171,760	171,760

The following is a brief description of the investment:

•      MRS Logística

In November 2008, CSN capitalized at Namisa 10% of the nonvoting, nonconvertible class “A” preferred shares of MRS Logística, for R$172 million, as disclosed in the subscription report and share valuation report issued by MRS Logística.

MRS Logística is a corporation engaged in the operation and development of public cargo railway transportation services in the Southeast network, which covers Rio de Janeiro, São Paulo, and Belo Horizonte.

The investment in MRS is measured at historical cost.

11.     PROPERTY, PLANT AND EQUIPMENT

a)      Breakdown of property, plant and equipment

		2013			2012
	Depreciation rate (% p.a.)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land		4,443	-	4,443	4,443	-	4,443
Buildings	2.46	113,159	(7,353)	105,806	110,371	(4,651)	105,720
Furniture and fixtures	9.30	5,144	(1,536)	3,608	5,042	(1,233)	3,809
Vehicles	12.69	1,063	(317)	746	873	(181)	692
Machinery, equipment and facilities	6.14	203,082	(66,822)	136,260	192,681	(50,825)	141,856
Computer equipment	20.30	3,567	(2,287)	1,280	3,248	(1,723)	1,525
Mines and ore deposits	(*)	13,232	(1,320)	11,912	13,231	(1,016)	12,215
Improvements in third party assets	18.60	1,841	(1,716)	125	1,842	(1,597)	245
Third-party assets held by us	6.67	531	(68)	463	530	(32)	498
Other assets		7,433	-	7,433	5,084	-	5,084
Construction in progress		234,157	-	234,157	190,372	-	190,372
Total		587,652	(81,419)	506,233	527,717	(61,258)	466,459

(*)   The depletion of ore deposits is calculated based on the volume of ore extracted as compared to the mineable reserve, and the Company estimates that the deposits will be depleted in 30 years.

In view of the need to review the useful lives at least every financial year, in 2013 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are stated above.

b)      Construction in progress

Costs classified as construction in progress consisted basically of services acquired and parts and pieces purchased, to be used as investments for performance improvement, technological upgrading, expansions, and acquisition of assets, which will be transferred to the related line items and depreciated from the moment they become available for use. As of December 31, 2013 and 2012, the balance is apportioned among the following projects:

Main projects	2013	2012

Expansion of administrative facilities	11,470	6,387
Engenho-Pires road	120,080	100,177
Expansion of production capacity - Pires	78,622	70,614
Pelletization plant	11,868	13,194
Expansion of production capacity - Fernandinho	12,117	-
Other	234,157	190,372

Movement in property, plant and equipment:

	2012					2013
	Opening balance	Additions	Write-off	Depreciation	Other movements	Closing balance

Buildings	105,720	-	-	(2,702)	2,788	105,806
Machinery and equipment	141,856	4,130	(2,045)	(15,733)	8,052	136,260
Furniture and fixtures	3,809	268	(22)	(452)	5	3,608
Vehicles	692	190	-	(136)	-	746
Computer equipment	1,525	268	(2)	(564)	53	1,280
Land	4,443	-	-	-	-	4,443
Mines and ore deposits	12,215	-	-	(303)	-	11,912
Leasehold improvements	245	-	-	(120)	-	125
Third-party assets held by us	498	-	-	(35)	-	463
Other assets	5,084	1,292	(1,397)	(114)	2,568	7,433
Construction in progress	190,372	60,693	-	-	(16,908)	234,157
Total	466,459	66,841	(3,466)	(20,159)	(3,442)	506,233

	2011					2012
	Opening balance	Additions	Write-off	Depreciation	Other movements	Closing balance

Buildings	13,792	-	-	(1,897)	93,825	105,720
Machinery and equipment	76,278	33,716	(33)	(11,808)	43,703	141,856
Furniture and fixtures	2,321	1,870	-	(458)	76	3,809
Vehicles	21,849	42	-	(1,329)	(19,870)	692
Computer equipment	914	711	(6)	(455)	361	1,525
Land	4,443	-	-	-	-	4,443
Mines and ore deposits	12,388	96	-	(324)	55	12,215
Leasehold improvements	384	-	(19)	(120)	-	245
Third-party assets held by us	-	530	-	(32)	-	498
Other assets	7,825	877	-	-	(3.618)	5,084
Construction in progress	213,874	89,872	-	-	(113,374)	190,372
Total	354,068	127,714	(58)	(16,423)	1,158	466,459

12.     INTANGIBLE ASSETS

The carrying amounts of intangible assets as of December 31, 2013 and 2012 are as follows:

	Amortization rate (% p.a.)	2013			2012
		Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - CFM	-	578,531	-	578,531	578,531	-	578,531
Software	21.05	6,186	(577)	5,609	176	(19)	157
Total		584,717	(577)	584,140	578,707	(19)	578,688

Origin of goodwill based on future earnings

In July 2007, Namisa acquired Companhia de Fomento Mineral e Participações - CFM (“CFM”), based in Ouro Preto, State of Minas Gerais, and its wholly-owned subsidiary Cayman Mineração do Brasil Ltda. (“Cayman”), which were engaged in the extraction of iron ore and also owned iron ore processing facilities in the same State. The goodwill arising on this transaction is based on expected future earnings and was allocated to a single CGU since the Company operates only in the mining segment and all its assets generate cash flows together. This amount has not been amortized since 2009 due to the adoption of the international financial reporting standards and its carrying amount represents the net amount existing when the amortization was discontinued.

Impairment test

Goodwill was allocated to the Company’s mining segment for impairment test purposes.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by Management for a three-year period. The cash flow amounts subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the mining segment.

To prepare the cash flow projection that supports this valuation, the Company adopted the following assumptions:

•         Gross margin: this margin was calculated based on the expansion plans already approved in the Company’s business plan. The iron ore prices in the international market were used as basis in projections prepared by official mining industry institutions and the foreign exchange rate was calculated using a projected US dollar curve in real terms through 2016, disclosed by the Central Bank of Brazil (BACEN), since from 2016 onward the change used is zero.

•         Cost adjustment: cost adjustment was based on historical data and price and foreign exchange curves used in industry reports.

•         Growth rate: the cash flow projection period extends to 2052 due to the length of some projects’ implementation periods and the termination dates of the main agreements based on which the business plan was developed. It is not necessary, therefore, to take into consideration a growth rate since the projection period exceeds 30 years.

•         Discount rate: set at 8.2% per year, before taxes on income.

13.     BORROWINGS AND FINANCING

	2013	2012

Current liabilities:
PPE - related parties (note 8).	40,054	145
National Bank for Economic and Social Development (BNDES) - FINAME	2,193	1,443
	42,247	1,588

Noncurrent liabilities:
PPE - related parties (note 8).	320,936	314,699
BNDES - FINAME	19,025	21,107
	339,961	335,806
	382,208	337,394

Borrowings and financing from related parties refer basically to export prepayments, with the following characteristics and terms and conditions:

•         CSN Portugal Lda. (former CSN Export S.à.r.l.):  US$100 million agreement (equivalent to R$169 million), bearing interest of 6.5% per year. In August and October 2008 two installments were paid, both amounting to US$20 million, and the US$60 million balance (equivalent to R$101 million) was restructured in December 2008, setting final maturity for March 2015.

•         CSN Europe Lda. (former CSN Madeira):  US$34 million agreement (equivalent to R$80 million) with Namisa Europe, bearing interest of 5.37% per year and maturing in June 2015.

•         CSN Ibéria: US$60 million agreement (equivalent to R$105 million), bearing interest of 6.8% per year, with final maturity in March 2015.

•         Namisa Europe: agreements amounting to US$75 million (equivalent to R$141 million), bearing interest of 3.48% per year, which were settled in October 2012.

In February 2011, the Company entered into with two special credit transactions with the BNDES to purchase operating equipment, amounting to R$5,266 and R$5,035, with final repayment within 94 months and bearing interest of 5.5% and 8.0% per year, respectively, payable on a monthly basis.

In September 2012, the Company entered into with a special credit transaction with the BNDES to purchase operating equipment, amounting to R$12,989, with final repayment within 104 months and bearing interest of 5.5%, payable on a monthly basis starting July and August 2014.

The maturities of the noncurrent portion of our borrowings is disclosed in note 23 (d).

None of the existing loan agreements contain restrictive covenants. The agreements entered into with the BNDES are collateralized by the financed assets.

14.     PROVISION FOR RISKS

The provisions for risks were estimated by Management based on information provided by its legal counsel (in-house and outside), which analyzed the outstanding lawsuits. The provisions were set up in an amount considered sufficient to cover probable losses on the outstanding lawsuits, as follows:

	2013	2012

Labor	931	494
Environmental	4,089	4,514
Total	5,020	5,008

Additionally, the Company is a party to other lawsuits classified by the legal counsel as possible losses, which totaled R$2,393,829 as of December 31, 2013, (R$1,923,642 at December 31, 2012), of which R$16,993 (R$11,105 at December 31, 2012) in labor lawsuits, R$3,272 (R$1,132 at December 31, 2012) in civil lawsuits, R$2,365,255 (R$2,179,876 at December 31, 2012) in taxes lawsuits, and R$8,309 (R$570 at December 31, 2012) in environmental lawsuits.

We present below a brief description of the most significant lawsuits:

a)      Administrative proceeding - IRPJ/CSLL assessment notice on profits abroad, amounting to R$256,234, including principal, fine, and interest: this tax assessment notice refers to the assessment of income tax and social contribution on 2008 profits reported by foreign subsidiaries.

b)      Administrative proceeding - IRRF assessment notice of R$145,142, including principal, fine, and interest: this tax assessment notice refers to the assessment of a Withholding Income Tax (IRRF), allegedly due by Namisa as the taxpayer responsible for withholding and payment of the tax levied on the capital gain earned by a legal entity domiciled abroad, which sold an asset in Brazil.

c)      Administrative proceeding - IRPJ/CSLL assessment notice - disallowance of R$1,887,705 in goodwill, including principal, fine, and interest: this tax assessment refers to the disallowance of the amortization of goodwill expenses in 2009, 2010 and 2011, as a result of a merger of Big Jump Energy Participações S.A..

15.     CONTRACTUAL OBLIGATIONS

In January 2011 the Company, together with its controlling shareholder CSN, entered into an iron ore railway transportation agreement with MRS Logística, for a 16-year period. This agreement contains a clause that ensures a minimum payment of 80% of the contracted volume. The minimum future payment required until the termination of the agreement is approximately R$3,889,763, with minimum annual payments of approximately R$444,544.

16.     EQUITY

a)      Issued capital

As of December 31, 2013 and 2012, the Company’s capital is R$2,800,000, represented by 475,067,405 common shares without par value, held as follows:

Shareholders	Country	Number of shares	Equity interest (%)
Companhia Siderúrgica Nacional	Brazil	285,040,443	60.00%
Brazil Japan Iron Ore Corporation	Japan	154,491,661	32.52%
POSCO	South Korea	30,784,627	6.48%
China Steel Corporation	China	4,750,674	1.00%
Total		475,067,405	100.00%

In 2012, the main corporate acts analyzed in meetings were:

(i)        At the Extraordinary Shareholders Meeting held on March 29, 2012, the shareholders approved Management's proposal for allocation of the profit for the year ended December 31, 2011, amounting to R$2,073,345, as follows:

(1)      Allocation of R$103,667 to the legal reserve;

(2)      Allocation of R$933,005 to the investment reserve;

(3)      Distribution of R$1,036,673 as dividends, corresponding to the amount of approximately R$2.18 per share; Such dividend will be paid by the Company in two installments, the first of which of R$518,336 on July 18, 2012 and the second of R$518,336 on December 4, 2012, without adjustment for inflation.

(4)      Reduction of minimum dividends to be declared at the next Extraordinary Shareholders Meeting, related to fiscal year 2012, from 50% to 25% of the profit for the year.

(ii)      At the Extraordinary Shareholders Meeting of March 30, 2012, the following resolutions were approved:

(1)      Capital increase with goodwill reserve, amounting to R$1,626,046;

(2)      Transfer of the balance existing in the “Unrealized earnings reserve”, amounting to R$956,578, to the account “Investment reserve”, both belonging to the group of earnings reserve.

(iii)    At the Extraordinary Shareholders Meeting held on December 28, 2012, the following resolutions were approved:

(1)      Partial payment of the dividends for 2011, amounting to R$300,000, up to December 31, 2012;

(2)        Temporary suspension of the payment of the remaining portion of the dividends for 2011 up to March 15, 2013, and the shareholders shall, up to that date, call and install a new shareholders meeting for the related decision;

In 2013, at the Extraordinary Shareholders Meeting held on June 3, 2013 the shareholders unanimously approved the payment of an additional portion of the dividends declared in 2011, amounting to R$ 400,000, for settlement on June 5, 2013.

b)      Capital reserve

The capital reserve, amounting to R$6,473,699 on December 31, 2013 and 2012, consists of R$5,081,840  recognized on December 30, 2008, related to premium arising on the issue of 187,749,249 new registered common shares, without par value, subscribed and paid in by Big Jump Energy Participações S.A., at the unit price of R$38.81, of which R$3.08 represent the unit issue price, set according to Article 170, II, of Law 6,404, of December 15, 1976, and R$35.73 per share was allocated to the capital reserve; and the special goodwill reserve on the merger of Big Jump Energy Participações S.A., amounting to R$1,391,859, as approved at the EGM held on July 30, 2009.

c)      Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital. Since 2012 the Company, in its interpretation of article 193, paragraph 1, of the aforementioned Law, has not recognized the legal reserve since it understands that its capital reserves exceed 30% of the capital.

d)     Allocation of results

As mentioned in the explanatory note N. 8.c), the Company has long term agreements entered into with its shareholder, CSN, for the purchase of iron ore and for the rendering of port services, in which there were made pre-payments for the approximate term of 34 years and which outstanding amounts are updated monthly by a fixed interest rate, contractually defined.

During the 2012 fiscal year, the Administration questioned the contractual systematic that is being used for updating the outstanding amounts of the above mentioned pre-payments, once the Administration understands that it causes distortions on the cash positions and on the results of the Company, which tend to repeat themselves in future periods. Considering that, the Administration submitted to the Board of Directors a proposal to address the contractual interest issue; however, there was not an approval of the proposal by the Board of Directors, at that time, and the discussions on these agreements and on their eventual amendments remain pending until the closing of such consolidated financial statements.

These consolidated financial statements have been prepared based on the existing agreements and include the update of the prepayment balance at the rate contractually established, as detailed in the explanatory note N. 8.c) and do not consider eventual impacts arising from the conclusion of these discussions on the estimates used to determine the value of the involved assets, which judgment by the Administration is complex, under the Administration opinion. A change to those estimates, as a result of the conclusion of discussions between the parties, will be recognized in the consolidated financial statements prospectively.

Therefore, the allocation of the results related to the fiscal years ended as of December 31, 2013 and December 31, 2012 are stated below, being the portion of the accumulated profits that exceed the operational result allocated to a reserve for contingencies and the outstanding amount not absorbed by the reserve for contingencies allocated for investments’ reserve.

	2013	2012
Net profit	892,856	1,616,486
Reserve for investments	-	(120,411)
Reserve for contingencies	(892,856)	(1,496,075)

e)      Dividends

The Company's bylaws provide for the payment of minimum dividends equivalent to 50% of the profit for the year; however, in the years ended December 31, 2013 and 2012, in order to avoid the distribution of dividends that may be affected by the aforementioned discussions that are still pending and the fact that the dividends declared in 2011 were not fully settled, no dividends are being proposed for 2013, a decision to be ratified at the Shareholders Meeting.

f)       Contingency reserve

In view of the scenario previously described, the Company's management proposes the allocation of a portion of the profit for the years ended December 31, 2013 and 2012 for the recognition of a contingency reserve as required by Article 195 of Law 6,404/76, amounting  to R$892,856 and R$1,496,075, respectively.

17.     EARNINGS PER SHARE

Basic earnings per share were calculated based on profit for the year divided by the average number of common shares outstanding during the year. The Company does not have treasury shares. Earnings per share were calculated as shown in the table below:

	2013	2012

Profit attributable to Namisa’s owners	892,856	1,616,486
Weighted average number of shares	475,067	475,067
Basic earnings per share	1.8794	3.4026

The Company does not have instruments convertible into shares in the reporting periods, therefore, basic earnings per share are equal to diluted earnings per share.

18.     NET OPERATING REVENUE

The reconciliation between gross revenue and the revenue disclosed in the income statement is as follows:

	2013	2012

Gross operating revenue:
Domestic market	38,681	117,545
Foreign market	2,339,830	3,738,455
	2,378,511	3,856,000
Less:
Taxes on sales	(7,596)	(19,405)
Returns and abatements	(1,079)	(180)
	(8,675)	(19,585)

Net operating revenue	2,369,836	3,836,415

19.     INFORMATION ON THE NATURE OF THE EXPENSES RECOGNIZED IN THE INCOME STATEMENT

	2013	2012

Third-party material	(487,835)	(925,214)
Port handling	(255,767)	(526,583)
Railway freight	(221,459)	(456,290)
Processing services	-	(424,554)
Freight and insurance	(159,531)	(273,700)
Raw material	(97,179)	(110,004)
Labor	(102,149)	(98,484)
Operating services	(48,360)	(61,229)
Maintenance	(62,535)	(44,172)
Demurrage	(22,246)	(24,838)
Infrastructure services	(25,189)	(22,259)
Depreciation	(21,341)	(16,423)
Other	(84,224)	(158,418)
	(1,587,815)	(3,142,168)

Cost of sales	(1,090,901)	(2,203,494)
Selling expenses	(419,915)	(828,646)
General and administrative expenses	(55,966)	(57,985)
Other expenses, net	(21,033)	(52,043)
Total	(1,587,815)	(3,142,168)

20.     NET FINANCE INCOME (LOSS) AND INFLATION ADJUSTMENTS AND FOREIGN EXCHANGE DIFFERENCES

	2013	2012

Finance costs:
Related parties	(21,915)	(68,770)
Interest and fines - REFIS	(344,786)	-
Other finance costs	(16,084)	(3,593)
	(382,785)	(72,363)
Finance income:
Related parties	1,044,132	998,606
Dividends	33,325	24,239
Interest and fines gain on the adherence of REFIS	336,967	-
Other finance income	99,510	83,819
	1,513,934	1,106,664

Finance income (costs), net	1,131,149	1,034,301

Exchange differences:
Exchange gains:
Related parties	2,207	43,268
Third parties	569,164	282,094
Exchange losses:
Related parties	(46,091)	(29,002)
Third parties	(61)	(208)

Foreign exchange gains (losses), net	525,219	296,122
Monetary variation , net	(1,657)	(715)
Monetary and foreign exchange gains (losses), net	523,562	295,407

21.     POSTEMPLOYMENT BENEFITS - PENSION FUND PROGRAM

The Company sponsors a pension plan created in 2012, managed by a pension fund (CBSPREV Namisa), which grants employees defined contribution pension benefit and defined benefit risk benefits (sickness allowance, disability retirement pensions, and survivors’ pensions), fully funded by the employees.

The Company’s obligation is limited to the monthly contributions made during the time an employee is working. In the year ended December 31, 2013, the contributions made by the Company totaled R$1,342 (R$1,667 in 2012). As for the risk benefits, which are fully funded by the employees, the Company conducted an actuarial valuation as of December 31, 2013 and 2012 and concluded that there is no residual risk to be provided for.

22.     Tax Recovery Program (REFIS)

On October 9, 2013, the federal government enacted Law 12,865/13, subsequently amended by Provisional Act 627, of December 11, 2013, which permitted companies to make the voluntary payment of IRPJ (corporate income tax) and CSLL (social contribution on net income) on profits generated by subsidiaries and/or foreign subsidiaries, as defined in Article 74 of Provisional Act 2,158-35/01, up to the year ended December 31, 2012.

Such program permitted the payment of taxes in up to 180 installments, offering discounts of 100% on fines and interest for payments made in cash and of 80% on fines and 50% on interest for payments made in installments. The legislation also permitted the utilization of tax losses of subsidiaries and of direct or indirect parent company, for settlement of the amounts included in the program.

Therefore, the Company's management assessed its foreign operations, comparing them with the several cases in the market that are being discussed at the administrative and judicial levels, and decided to include in the program the amounts related to profits earned by its foreign subsidiaries from 2009 to 2012.

The amounts of IRPJ and CSLL resulting from the enrollment in the plan totaled R$892,649, with R$554,485 related to the years from 2009 to 2011 being paid in cash and R$87,828 related to the year 2012 being paid in 180 installments, plus fine and interest, with a down payment of 20% of the total amount, plus fine and interest calculated net of the reductions provided for in the program, totaling R$17,566. Furthermore, the amount of R$258,157 related to the tax loss acquired from the indirect controlling shareholder Vicunha S.A. was paid in cash. The balance payable at December 31, 2013 totaled R$70,588, to be settled in 180 installments, the first 12 classified in current liabilities and the others in non-current liabilities. The enrollment in the program resulted in the recognition of an income tax expense of R$995,383 in the year ended December 31, 2013.

23.     FINANCIAL INSTRUMENTS

a)         Identification and measurement of financial instruments

The Company’s financial instruments consist of short-term investments, trade receivables, trade payables, and borrowings and financing. The Company does not use derivative financial instruments, such as currency swaps or interest swaps.

The amounts are disclosed in the consolidated financial statements at their amortized cost and are substantially similar to those that would be obtained if traded in the market. The fair values of other long-term assets and liabilities, except borrowings and financing, do not differ significantly from their carrying amounts.

b)      Classification of financial instruments

	2013			2012
Assets	Loans and receivables	Other liabilities at amortized cost	Total	Loans and receivables	Other liabilities at amortized cost	Total

Current assets:
Cash and cash equivalents	4,815,211	-	4,815,211	4,081,425	-	4,081,425
Trade receivables	220,739	-	220,739	498,578	-	498,578
Advances to suppliers	423,245		423,245	694,029	-	694,029
Loans and receivables	51,854	-	51,854	26,375	-	26,375

Noncurrent assets:
Advances to suppliers	8,522,067	-	8,522,067	7,757,475	-	7,757,475
Loans and receivables	39,824	-	39,824	69,479		69,479

Liabilities and equity
Current liabilities:
Borrowings and financing	-	42,247	42,247	-	1,588	1,588
Trade payables	-	57,576	57,576	-	208,658	208,658
Noncurrent liabilities:
Borrowings and financing	-	339,961	339,961	-	335,806	335,806

c)      Financial risk management policy

The Company has and follows a risk management policy, containing guidelines regarding the incurred risks. Pursuant to this policy, the nature and general position of financial risks are monitored and managed on a regular basis to assess the results and the financial impact on cash flow. The credit limits are also reviewed on a periodic basis.

The risk management policy was set by the Board of Directors. Under this policy, the market risks are hedged to maintain the corporate strategy or the financial flexibility level.

d)     Liquidity risk

The liquidity risk is the risk that the Company may not have sufficient funds to honor its financial commitments as a result of mismatching of terms or volumes between expected amounts collectible and payable.

To manage cash liquidity both in domestic and foreign currencies, future disbursements and cash inflow assumptions are established and daily monitored by the treasury area.

The table below shows the contractual maturities of financial iabilities, including the payment estimate:

As of December 31, 2013	Less than a year	From one to two years	From two to five years	Over five years	Total
Borrowings and financing	42,247	326,858	12,224	879	382,208
Trade payables	57,576	-	-	-	57,576

As of December 31, 2012	Less than a year	From one to two years	From two to five years	Over five years	Total
Borrowings and financing	1,588	317,374	6,687	11,745	337,394
Trade payables	208,658	-	-	-	208,658

e)      Foreign exchange risk

The Company assesses its foreign exchange exposure by deducting its liabilities from its US dollar-denominated assets to obtain its net foreign exchange exposure, which is actually the foreign exchange exposure risk, and also takes into consideration the maturity of the related assets and liabilities subject to exchange fluctuation. Basically, the Company’s financial instruments exposed to foreign exchange risk originate from exports and the investments abroad, which in economic terms constitute a natural hedge, except for the amounts kept in cash and cash equivalents abroad. This position is kept in US dollar for future investments.

The consolidated net exposure as of December 31, 2013 is as follows:

2013
(amounts in US$’000)

Cash and cash equivalents abroad	1,838,811
Trade receivables	93,259
Receivables from related parties	34,109
Total assets	1,966,179
Borrowings and financing	154,098
Trade payables	433
Other liabilities	292
Total liabilities	157,823
Accounting foreign exchange exposure, net	1,808,355

Gains and losses on these transactions are consistent with the policies and strategies set by Management.

•          Sensitivity analysis

We estimated the adjustments in four scenarios for the consolidated foreign exchange transactions exposed to US dollar fluctuation, using the exchange rate at December 31, 2013 of R$2.3426 per US$1.00, as follows:

•                Scenario 1: (50% real appreciation) R$/US$ parity of 1.1713.

•                Scenario 2: (25% real appreciation) R$/US$ parity of 1.7570.

•                Scenario 3: (25% real depreciation) R$/US$ parity of 2.9283.

•                Scenario 4: (50% real depreciation) R$/US$ parity of 3.5139.

	2013
	Risk	US$ benchmark	Impacts estimated in Brazilian reais
			Scenario 1	Scenario 2	Scenario 3	Scenario 4

Exchange rate		2,3426	1,1713	1,75695	2,9283	3,51390
Assets:
Cash and cash equivalents	US dollar fluctuation	1,838,811	(2,153,800)	(1,076,900)	1,076,900	2,153,800
Trade receivables	US dollar fluctuation	93,259	(109,234)	(54,617)	54,617	109,234
Receivables from related parties	US dollar fluctuation	34,109	(39,952)	(19,976)	19,976	39,952
		1,966,179	(2,302,986)	(1,151,493)	1,151,493	2,302,986
Liabilities:
Borrowings and financing	US dollar fluctuation	154,098	(180,495)	(90,248)	90,248	180,495
Trade payables	US dollar fluctuation	433	(508)	(254)	254	508
Other liabilities	US dollar fluctuation	292	(342)	(171)	171	342
		154,823	(181,345)	(90,673)	90,673	181,345
Net effect		1,811,356	(2,121,641)	(1,060,820)	1,060,820	2,121,641

f)          Interest rate risk

The Company did not identify any material floating interest rate and inflation index risk to its long-term liabilities.

g)         Credit risks

The exposure to the credit risks of financial institutions follows the parameters set out in the financial policy. The Company adopts the procedure of analyzing in detail the financial position of its customers and suppliers, defining a credit limit and constantly monitoring its outstanding balance.

By analyzing the geographical distribution of our exports, we observed a strong concentration of sales in Asia. This is due to the fact that China maintains a strong demand for iron ore and the fact that our shareholders are major steel mills located in Japan and Korea, with which we have long-term agreements.

Conducting most of the sales against the presentation of credit letters and based on customer assessments, as well as the diversification of receivables and the control over sales financing are the usual procedures that the Company adopts to minimize possible credit risks of its business partners. In the year ended December 31, 2013, our total sales to customers that individually make up more than 10% of sales revenue, totaled 35%.

As for short-term investments, the Company only makes investments in low credit risk institutions awarded by rating agencies.

h)         Capital management

The Company manages its capital structure for the purpose of safeguarding its ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, while maintaining an optimal capital structure to reduce this cost.

24.     INSURANCE

Due to the nature of its operations, the Company renewed with a local insurer, for the period June 30, 2013 to June 30, 2014, the coverage of named perils for the following locations: (a) mine, BR 040, km 602, Ouro Preto, MG; (b) mine, Inconfidentes Highway, km 40, no number, Itabirito, MG; (c) office, Rua Iguatemi, 192, 25º andar, Itaim, SP; and (d) property damages, fire/lightening/any type of explosion, and loss of profits resulting from fire/lightening/any type of explosion, in the total risk amount of R$2.4 billion (property damages and loss of profits), and indemnity ceilings, in case of accidents, of R$50 million (property damages), and R$200 million (loss of profits).

The risk assumptions adopted, in view of their nature, are not part of the scope of the audit of the consolidated financial statements and, therefore, were not audited by our independent auditors.

25.     APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements were authorized for issue by the Executive Committee’s meeting held on March 28th, 2014.

