Form 20-F
period 2014-12-31
NATIONAL STEEL CO
filed 2015-04-30
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Common Shares, without par value.	1,358,974,147 common shares. For further information, see “Item 7A. Major Shareholders,” “Item 9A. Offer and Listing Details” and “Item 10B. Memorandum and Articles of Association.”

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑ Yes     ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes      ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑Yes      ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes      ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑    Accelerated Filer☐    Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☑ No

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

“consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries reported in International Financial Reporting Standards as issued by the IASB – IFRS as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 together with the corresponding Reports of Independent Registered Public Accounting Firm;

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

Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

☐  general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer;

☐  the effects of the global financial markets and economic slowdowns;

☐  changes in competitive conditions and in the general level of demand and supply for our products;

☐  management’s expectations and estimates concerning our future financial performance and financing plans;

☐  our level of debt;

☐  availability and price of raw materials;

☐  changes in international trade or international trade regulations;

☐  protectionist measures imposed by Brazil and other countries;

☐  our capital expenditure plans;

☐  inflation, interest rate levels and fluctuations in foreign exchange rates;

☐  our ability to develop and deliver our products on a timely basis;

☐  lack of infrastructure in Brazil;

☐  electricity and natural gas shortages and government responses to them;

☐  existing and future governmental regulation; and

☐  other risk factors as set forth under “Item 3D. Risk Factors.”

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 contained in “Item 18. Financial Statements” have been presented in thousands of reais  (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). See Note 2(a) to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2014, 2013, 2012, 2011 and 2010.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, presented in real. However, we have translated some of the real  amounts contained in this annual report into U.S. dollars for the convenience of readers outside of Brazil. The rate used to translate such amounts in respect of the year ended December 31, 2014 was R$2.656 to U.S.$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2014, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais  into U.S. dollars.

Summary and Financial Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2014 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2014 as reported by the Central Bank of R$2.656 to U.S.$1.00. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

 We have applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. The financial statements as of and for the year ended December 31, 2012 have been restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously. The selected financial data for the years ended December 31, 2011, and 2010 have not been retrospectively adjusted and, as a result, are not comparable with the information as of and for the years ended December 31, 2014, 2013 and 2012.

		Year Ended December 31,
Income Statement Data:	2014	2014	2013	2012	2011	2010
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	6,072	16,126	17,312	15,229	16,520	14,451
Cost of sales and/or services	(4,365)	(11,592)	(12,423)	(11,259)	(9,801)	(7,883)
Gross Profit	1,707	4,534	4,889	3,970	6,719	6,568
Operating expenses
Selling	(392)	(1,042)	(875)	(774)	(604)	(482)
General and administrative	(165)	(438)	(486)	(468)	(576)	(537)
Equity in results of affiliated companies	125	331	158	642	0	0
Other operating expenses	(247)	(657)	(1,134)	(2,763)	(501)	(599)
Other operating income	34	90	567	111	719	49
Total	(646)	(1,716)	(1,770)	(3,252)	(962)	(1,569)

Operating income	1,061	2,818	3,120	719	5,757	4,998
Financial results
Financial income	65	172	171	391	717	643
Financial expenses	(1,225)	(3,253)	(2,683)	(2,543)	(2,723)	(2,555)

Income before taxes	(99)	(263)	608	(1,433)	3,751	3,087
Income taxes
Current	(199)	(528)	(1,291)	(322)	(136)	(363)
Deferred	256	679	1,217	1,275	52	(207)

Total	57	151	(74)	953	(84)	(570)

Net income (loss) for the year	(42)	(112)	534	(481)	3,667	2,516

Net (loss) income attributable to noncontrolling interest	(3)	(7)	25	(61)	(39)	-

Net (loss) income attributable to Companhia Siderúrgica Nacional	(40)	(105)	509	(421)	3.706	2,516

Basic (loss) earnings per common share	-0.02802	-0.0744	0.34913	- 0.28815	2.54191	1.72594
Diluted (loss) earnings per common share	-0.02802	-0.0744	0.34913	- 0.28815	2.54191	1.72594

	As of December 31,
Balance Sheet Data:	2014	2014	2013	2012	2011(2)	2010(2)
	(in million of US$)		(in million of R$)
Current assets	6,000	15,936	16,403	19,099	21,945	15,794
Investments	5,145	13,665	13,487	10,840	2,088	2,104
Property, plant and equipment	5,883	15,624	14,911	18,520	17,377	13,777
Other assets	1,710	4,542	5,602	4,825	5,460	6,38

Total assets	18,738	49,767	50,403	53,284	46,870	38,055

Current liabilities	2,396	6,363	5,564	6,551	6,497	4,456
Non -current liabilities	14,183	37,669	36,770	37,725	31,956	25,776
Shareholders’ equity	2,159	5,735	8,069	9,008	8,417	7,823

Total liabilities and Shareholders’ equity	18,738	49,767	50,403	53,284	46,870	38,055

Paid-in capital (in millions of reais)	1,709	4,540	4,540	4,540	1,681	1,681
Common shares (million of shares)	1,388	1,388	1,457	1,457	1,457	1,457
Dividends declared and interest on Shareholders’ equity (in millions of shares)¹	264	700	800	300	1,200	1,856
Dividends declared and interest on Shareholders’ equity per common share (in reais)¹	0.19	0.50	0.55	0.21	0.82	1.27

(1)

Amounts consist of dividends declared and accrued interest on shareholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments , see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

(2)

The selected financial data as of and for the years ended December 31, 2011 and 2010 have not been retrospectively adjusted for the effects of the adoption of IFRS 10 and 11 as permitted by the transition guidance related to these standards.

(3)

In 2013, the financial statement was substantially impacted by the deconsolidation of Transordestina Logística S.A. which began to be recognized under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement. For further information, see Other operating income (expenses) included in Item 5A. Operating Results.

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

The following tables present the selling rate, expressed in reais  per U.S. dollar (R$/U.S.$), for the periods indicated:

Year ended	Low	High	Average (1)	Period-end
December 31, 2010	1.655	1.881	1.759	1.666
December 31, 2011	1.535	1.902	1.675	1.876
December 31, 2012	1.702	2.112	1.955	2.044
December 31, 2013	1.953	2.446	2.161	2.343
December 31, 2014	2.197	2.740	2.355	2.656

Month ended	Low	High	Average	Period-end
October 2014	2.391	2.534	2.448	2.444
November 2014	2.484	2.614	2.548	2.560
December 2014	2.561	2.740	2.639	2.656
January 2015	2.575	2.711	2.634	2.662
February 2015	2.689	2.881	2.816	2.878
March 2015	2.865	3.268	3.139	3.207
April 2015 (through April 28, 2015)	2.894	3.156	3.052	2.894
Source: Central Bank.
(1)	Represents the daily average of the close exchange rates during the period.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation. See “—Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us” and “Item 5A. Operating Results—Brazilian Macro-Economic Scenario, Effects of Exchange Rate Fluctuations.” The Brazilian government’s actions, policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by political, social, and economic developments in or affecting Brazil, and by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

       interest rates;

       exchange controls;

       currency fluctuations;

       inflation;

       price volatility of raw materials and our final products;

       lack of infrastructure in Brazil;

       energy and water supply shortages and rationing programs;

       liquidity of the domestic capital and lending markets;

       regulatory policy for the mining,steel, cement, logistic and energy industries;

       environmental policies and regulations;

       tax policies and regulations, including frequent changes in tax regulations that may result in uncertainties as to future taxation; and

       other political, social and economic developments in or affecting Brazil.

Recent economic and political instability may lead to legislative or regulatory changes that could negatively affect us. In addition, such changes may also lead to further economic uncertainty and to heightened volatility and negative perception of the Brazilian securities markets which may adversely affect us and the trading price of our common shares.

Political crises and deadlock in Brazil have in the past affected and are currently affecting the development of the Brazilian economy and the trust of foreign investors, as well as the public in general. Recent popular unrest has led to large demonstrations in the past three years, with the Brazilian populace expressing growing dissatisfaction with the country’s deteriorating political climate, corruption, mounting inflation, slow GDP growth and high interest rates.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real depreciated 32% against the U.S. dollar, closing at R$2.337 to U.S.$1.00 on December 31, 2008. For the years ended December 31, 2009 and 2010, amid robust GDP growth and a strong local economy the real appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to U.S.$1.00 on December 31, 2009 and 2010, respectively. Since 2011, the real depreciated against the U.S. dollar due to external and internal factors, closing at R$2.044, R$2.343 and R$2.656 to U.S.$1.00 on December 31, 2012, 2013 and 2014, respectively. On April 28, 2015 the exchange rate was R$2.894 per U.S.$1.00.

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

On the other hand, appreciation of the real relative to major foreign currencies could lead to a deterioration of Brazilian foreign exchange current accounts, as well as affect export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us, as well as impact the U.S. dollar value of distributions and dividends on, and the U.S. dollar equivalent of the market price of, our common shares and our ADSs.

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We had total U.S. dollar-denominated or -linked indebtedness of R$13.742 million, or 45.84% of our total indebtedness, as of December 31, 2014.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Brazil has in the past experienced extremely high rates of inflation, which has led the government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the implementation of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Inflation measured by the IPCA index was 5.8%, 5.9% and 6.4% in 2012, 2013 and 2014, respectively and the tendency is increasing inflation for 2015. Inflation and the Brazilian government’s inflation containment measures, mainly through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and interest rate decreases may trigger increases in inflation, with the consequent reaction of sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais.

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

Prices charged for iron ore are subject to volatility. International iron ore prices have been decreasing significantly and may have a negative impact on our revenues, cash flow, profitability, as well as result in a need to change the way we operate or in the suspension of certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining the customer price.  Our prices and revenues for iron ore are consequently volatile, which may adversely affect our results of operations and cash flow. Average iron ore prices decreased 28%, from US$135/dmt in 2013 to US$97/dmt in 2014, according to the average Platts IODEX (62% Fe CFR China). On April 28, 2015, the index stood at US$59.25/dmt.   A continuous decrease in the market prices for iron ore may result in a need to change the way we operate or, depending on the level of price decreases, even in the suspension of certain of our projects and operations and impairment of assets, which could adversely affect our financial position and results of operations.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last past years, effectively driving global prices for iron ore and steel. In 2014, China accounted for 69% of the global seaborne iron ore trade. The percentage of our iron ore sales volume consumed in China was 60% in 2014.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry over-capacity, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest consumers of carbon steel in China, could also negatively impact our results.

In addition, the recent strategy of the major iron ore suppliers to maintain their production targets and planned capacity increases could have a material adverse effect on us and adversely affect our results of operations.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 29%, 31% and 25% of our total net revenues in 2012, 2013 and 2014, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or existing labor or government agreements.

Conversely, our ability to rapidly increase production capacity is limited, which could render us unable to fully satisfy demand for our iron ore. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

The availability and the price of raw materials that we need to produce steel, particularly coal and coke, may adversely affect our results of operations.

In 2014, raw material costs accounted for 52.6% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 42% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas, or electricity, or substantial increases in their prices, could materially and adversely affect us. These interruptions and price increases may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers or accidents or similar events on suppliers’ premises or along the supply chain. Our inability to pass those cost increases on to our customers or to meet our customers’ demands because of non-availability of key raw materials could also have a material and adverse effect on us.

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

The steel industry has historically suffered from structural over-capacity which has worsened due to a substantial increase in production capacity in the developing world and particularly in China and India, as well as other emerging markets. China is now, by far, the largest global steel producer and, in addition, Chinese and certain steel exporting countries have favorable conditions (excess steel capacity, undervalued currency or higher market prices for steel in markets outside of such countries), which can have a significant impact on steel prices in other markets. If we are not able to remain competitive in relation to China or other steel-producing countries, our results may be adversely affected in the future.

Since 2010, steel companies in Brazil have faced strong competition from imported products, mainly as a result of the global excess in steel production, reduction in demand for steel products in mature markets, the exchange rate appreciation and tax incentives in some of the main exporting countries. Despite Brazilian import duties to protect domestic producers, a substantial volume of steel products is still being imported. If the Brazilian Government does not act against cheaper subsidized steel imports and there is an increase in imports, our results of operations may be materially and adversely affected. Apart from direct steel imports, the Brazilian industry has also been facing competition from imported finished goods, which affects the whole steel chain.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to the increased production and export of steel by many countries, anti-dumping and countervailing duties and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In 2011, both the anti-dumping duties imposed by Argentina and the anti-dumping and countervailing duties imposed by the United States were terminated. Restrictions imposed by Canada on imports of hot-rolled products from Brazil remain in effect. In addition, technical or safety measures, such as those imposed by the European Union on imports of certain chemical substances contained in products used to protect and/or pack steel products, may be adopted and as a result create barriers to steel exports. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities are subject to governmental authorizations, concessions, licenses or permits, which include environmental licenses for our infrastructure projects and concessions, such as for our railways. Although we believe that such authorizations, concession, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, as well as that no additional requirement will be imposed in connection with such request. Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits. We also cannot guarantee that our controlled entities that hold concessions will timely comply with their obligations under any relevant Concession Agreement or in Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs, entered into with governmental regulatory agencies. Any of these events may result in the loss or early termination of concessions, the restriction of access to public financing for the concession or the amortization of the public financing before a project begins to operate. The loss or inability to obtain and/or renew any authorization, concession, permit or license, or changes in the regulatory framework that we operate in, may materially and adversely affect us.

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

As of December 31, 2014, our total debt outstanding amounted to R$29,978 million, consisting of R$2,814 million of short-term debt and R$27,164 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.” Although we had R$8,686 million of cash and cash equivalents as of December 31, 2014, our planned investments in all of our business segments will require a significant amount of cash over the course of 2015 and following years. See “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

The level of our indebtedness could affect our credit rating and ability to obtain any necessary financing in the future and increase our cost of borrowing. In addition, our level of indebtedness could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect our financial condition and results of operations and make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs as well as to fund our operations and capital expenditures necessary for the maintenance and expansion of our business activities.

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

Our insurance policies may not be sufficient to cover all our losses

We maintain several types of insurance policies, in line with the risk management of our businesses, which attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, trade credit insurance, surety, named perils, ports and terminal liabilities. We also have an operational risks policy for the Presidente Vargas Steelworks and some of our branches and subsidiaries for a total insured value of U.S.$ 600 million out of a total risk amount of U.S.$ 16.2 billion. Under the terms of this policy we remain responsible for the first U.S.$ 375 million in losses (material damages and loss of profits). The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us. The occurrence of one or more of these events may adversely affect our financial position.

Our projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

We are investing to further increase our steel, mining and cement production capacity, as well as our logistics capabilities. See “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments”. These projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:

         we may encounter delays, availability problems or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;

         our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including availability of overburden and waste disposal areas as well as reliable power and water supplies;

         we may fail to obtain, lose, or experience delays or higher than expected costs in obtaining or renewing the required permits, authorizations, licenses, concessions and/or regulatory approvals to build or continue a project; and

         changes in market conditions, laws or regulations may make a project less profitable than expected or economically or otherwise unfeasible.

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

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to create privately owned conservation areas (Reserva Particular do Patrimônio Natural), or RPPNs, as an environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected for 2020 for the industrial sector (including steel making and cement sectors) and an action plan for the sector is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established. In addition, the state of Rio de Janeiro, through its State Environmental Agency (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. The federal government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for more strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations is currently being developed by the Department of Geology, Mining and Mineral Processing from the Ministry of Mines and Energy, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

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

In addition, we may be requested to enter into TACs with Brazilian regulators and agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC in a timely manner, we may be exposed to penalties, such as fines, revocation of permits, or closure of facilities. See “Item 4B. Government Regulation and Other Legal Matters – Environmental Expenditures and Claims and Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”.

Our governance and compliance procedures may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance procedures may not prevent future breaches of law, accounting and/or governance standards. We may be subject to breaches of our Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm, which may materially and adversely affect us.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures and consortia with other companies. We have, among others, established a joint venture with an Asian consortium at our 60% joint controlled investee Nacional Minérios S.A., or Namisa, to mine iron ore; a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil a joint venture with Tractebel Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity, and a consortium with Vale S.A., Votorantim Metais Zinco S.A., CEMIG Geração e Transmissão S.A. and Anglo Gold Ashant Córrego do Sítio Mineração S.A. at Igarapava Hydroelectric Power Plant to produce electricity.

Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. In addition, certain of our joint venture agreements also provide for customary dispute and deadlock resolution mechanisms, as well as put and call options exercisable under certain circumstances, which may require us to incur substantial disbursements. Any of these events may have a material adverse effect on us.

Our mineral reserve estimates may materially differ from the mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine; and we may face rising extraction costs or investment requirements over time as our reserves deplete.

Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves".

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailing dams. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4B—Business Overview—Our Mining Segment—Mineral Reserves”.

Drilling and production risks could adversely affect the mining process.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial time and expenditures are required to:

       establish mineral reserves through drilling;

       determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

       obtain environmental and other licenses;

       construct mining, processing facilities and infrastructure required for greenfield properties; and

       obtain the ore or extract the minerals from the ore.

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

Our business and operating results could be negatively impacted by social, technical and/or physical risks such as flooding, fire, power loss, loss or reduction of water supply, leakages, accidents, as well as telecommunications and information technology system failures. For example, flooding in Australia at the end of 2010 affected global coal supply and consequently increased our raw material costs. In addition, heavy rainfall in the Southeast Region of Brazil, as well as power and water supply shortages and rationing programs could affect our operations and consequently our revenues. Such events could affect our ability to conduct our business operations and, as a result, reduce our operating results and materially and adversely affect us.

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

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, the destination and diversification of our investments, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Brazilian Corporate Law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of our common shares and ADSs. For a description of our ownership structure, see “Item 7A. Major Shareholders”.

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of, or distributions relating to, the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares. For more information regarding exchange controls, see “Item 10.D. Exchange Controls”. If you seek to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. The ten largest companies in terms of market capitalization represented 50.7% of the total market capitalization of the BM&FBOVESPA as of December 31, 2014. The top ten stocks in terms of trading volume accounted for 47.2%, 36.9% and 43.0% of all shares traded on the BM&FBOVESPA in 2014, 2013 and 2012, respectively. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find exemptions from registration available, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration does not exist, The JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Preemptive Rights”.

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

In addition, a new plant for production of long steel products has been installed at Volta Redonda and started assisted operations in December 2013.  The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. We expect this plant, which is in a ramp up process, to reach 500,000 t/year when fully operational, providing the domestic market with products for civil construction.

General

We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy businesses.

         Steel

In our flat steel segment, we are an almost fully integrated steelmaker. Presidente Vargas Steelworks produce a broad line of steel products, including slabs, hot- and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our current annual crude steel capacity and rolled product capacity at the Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. In 2014 production of crude steel remained stable when compared with 2013, while the production of rolled steel products decreased 6% when compared to 2013.

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

We currently obtain all of our iron ore, limestone and dolomite requirements, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 42% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation, and port facilities.

In addition to the production of flat steel, we entered into the long steel segment, with the acquisition of Stahlwerk Thüringen Gmbh (SWT) in 2012 for €483.4 million. SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel sections.

We also completed a new plant for production of long steel products in Volta Redonda, in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar. We expect this plant to reach 500,000 t/year output when fully operational, providing the domestic market with products for civil construction.

Mining Activities

We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra mine, located in Congonhas, and the mines and mining rights pertaining to our jointly controlled investee, Namisa, which includes the Fernandinho mines, located in Itabirito, the Engenho mines, located in Congonhas, the Cayman mining rights, located in Rio Acima, and the Pedras Pretas mining rights, located in Congonhas. Our mining assets also include our cargo terminal in Port of Itaguaí, or TECAR, the Bocaina mines, located in Arcos, in the state of Minas Gerais, which produces dolomite and limestone, and Estanho de Rondônia S.A., or ERSA, located in Ariquemes, in the state of Rondônia, which mines and casts tin.

Logistics

Our verticalization strategy and intense synergies among our business units are strongly dependent on the logistics needed to guarantee the transportation of the inputs at a low operating cost. A number of railways and port terminals make up the logistics system integrating our mining, steelmaking and cement units.

We manage two port terminals at Itaguaí, in Rio de Janeiro, one for bulk solids (TECAR) and one for containers (Sepetiba Tecon).

We also have interests in three railways: we share control in MRS Logística S.A., which operates the former Southeast System of the Federal Railway System, along the Rio de Janeiro-São Paulo-Belo Horizonte axis; we also have an interest in jointly controlled investee Transnordestina Logística S.A., or TLSA; and we control Ferrovia Transnordestina Logística S.A, or FTL, which operates the former Northeastern Railway System or RFFSA.

Cement

We entered the cement market in May 2009, driven by the high synergy with our steelmaking business. This segment takes advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos, in the state of Minas Gerais. Limestone is used to produce clinker. Clinker and slag are the main inputs in cement production.

We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, reducing risks and adding value for our shareholders.

Energy

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2014, our Presidente Vargas Steelworks consumed approximately 3.08 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by the waste gases from the steel production process, with 235.2 MW installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava Hydroelectric Power Plant in Minas Gerais, from which we have ensured energy of 167 MW average and 23 MW average, respectively. These three plants give CSN an average generation capacity of 425 MW, supplying the group’s total need for power. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which adds 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

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

Profitable mining business. We have in recent years invested significantly in our mining business, placing CSN in a prominent position among the country’s leading mining firms. In a first expansion phase, we are investing to increase Casa de Pedra’s production capacity to 40 million tons per year and we expanded the iron ore shipment capacity of TECAR to 45 million tons in 2013.

The Company has high-quality iron ore reserves in the Casa de Pedra and Namisa mines (Engenho and Fernandinho), all located in Minas Gerais. Our mining activities provide strong revenue generation. We sold 18.6 million tons in 2010, 23.8 million tons in 2011, 20.2 million tons in 2012, 21.5 million tons in 2013 and 25.2 million tons in 2014 (taking into account our proportional interest in Namisa throughout this period). The company’s mining assets also include TECAR with a capacity for 45 mtpy, located in Itaguaí Port (RJ), Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone and ERSA, which mines and casts tin.

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

Self-sufficiency in energy generation. We are self-sufficient in energy, through our interests in the hydroelectric plants of Itá and Igarapava, as well as our own thermoelectric plant inside the Presidente Vargas Steelworks. We also sell the excess energy we generate in the energy market. Our 256 MW thermoelectric cogeneration plant provides the Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina. This ownership grants us an assured energy of 167 MW, proportional to our interests in the project, pursuant to 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, with 210 MW fully installed capacity. We have been using part of our 23 MW of assured energy from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, representing 72% of our steel sales in the domestic market. In addition, we use our subsidiaries CSN LLC and Lusosider as sales channels for our flat steel products in the United States and in Europe, which accounted for approximately 25% of our total sales in 2014. Direct exports accounted for 3% of our total sales in 2014. In 2012 we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2014, SWT accounted for 14% of our total sales.

Strategies

Our goal is to increase value for our shareholders by further benefiting from our competitive cost advantages, maintaining our position as one of the world’s lowest-cost steel producers, becoming an important iron ore global player, developing our cement business and optimizing our infrastructure assets (including ports, railways and power generating plants). To achieve this goal we developed specific strategies for each of our business segments, as described below.Steel

The strategy for our steel business involves:

  A focus on the domestic market, by increasing  market share in the flat steel segment and entering into the long steel market;

  Geographical diversification through our flat and long steel facilities abroad. We also intend to increase our exports, mainly to the United States;

  The constant pursuit of operational excellence, by developing and implementing cost reduction projects (e.g. energy efficiency) and programs (e.g. internal logistic optimization, project development and implementation disciplines);

  An emphasis on high margin coated steel products, such as galvanized, pre-painted and tin plate;

  Exploring synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the domestic long steel market; and

  Increasing market share by expanding our services and distribution network.

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

In a first expansion phase, we are investing to increase Casa de Pedra’s production capacity to 40 million tons per year.

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

In addition to investments in TECAR we completed the expansion project in TECON at Itaguaí Port in 2014. The project aims to equalize the Berth 301, thereby turning it into a continuous pier. We expect the project to enable us to operate large vessels simultaneously, increasing the terminal’s capacity to 440,000 containers.

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

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by our blast furnaces in our cement plant in Volta Redonda, inaugurated in 2009, with capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant with the aim of reducing our production costs. We intend to expand our cement production capacity to 5.4 million tons per year over the next few years. We expect that the additional 3.0 million tons per year capacity will come from a new plant that will be integrated with a grinding unit and clinker furnace using limestone from our own mine in Arcos. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to consider possible acquisitions, joint controlled entities and brownfield or greenfield projects to increase or complement our steel, cement and mining production and logistics capabilities, logistics infrastructure and energy generation.

Our Steel Segment

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global consumption. From carbon steel, we sell a variety of products, both domestically and abroad, to manufacturers in several industries.

Flat Steel

The following chart reflects our flat steel production cycle in general terms.

Our Presidente Vargas Steelworks produces flat steel products — slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For further information on our production process, see “—Production Process.”

Slabs

Slabs are semi-finished products used for processing hot-rolled, cold-rolled or coated coils and sheet products. We are able to produce continuously cast slabs with a standard thickness of 250 millimeters, widths ranging from 830 to 1,600 millimeters and lengths ranging from 5,250 to 10,500 millimeters. We produce high, medium and low carbon slabs, as well as micro-alloyed, ultra-low-carbon and interstitial free slabs. The slabs are then slitted and finished, generating blooms which are delivered to the long products plant.

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to provide coils of heavy gauge hot-rolled sheet having a maximum thickness of 12.70 millimeters used to manufacture automobile parts, pipes, structural beams and other construction products. We produce light gauge hot-rolled coils and sheets with a minimum thickness of 1.20 millimeters, which are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

Cold-Rolled Products

Cold-rolled products include cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters.Cold-rolled products have more uniform thickness and better surface quality when compared to hot-rolled products and their main applications are automotive parts, home appliances and construction. We supply cold-rolled coils in thicknesses of between 0.30 millimeters and 2.99 millimeters.

Galvanized Products

Galvanized products are comprised of flat-rolled steel coated on one or both sides with zinc or a zinc-based alloy applied by either a hot-dip or an electrolytic process. We use the hot-dip process, which is approximately 20% less expensive than the electrolytic process. Galvanizing is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water and the atmosphere. Galvanized products are highly versatile and can be used to manufacture a broad range of products, such as:

         automobiles, trucks and bus bodies;

         manufactured products for the construction industry, such as panels for roofing and siding, dry wall and roofing support frames, doors, windows, fences and light structural components;

         air ducts and parts for hot air, ventilation and cooling systems;

         culverts, garbage containers and other receptacles;

         storage tanks, grain bins and agricultural equipment;

         panels and sign panels; and

         pre-painted parts.

Galvanized sheets, both painted and bare, are also frequently used for gutters and downspouts, outdoor and indoor cabinets, all kinds of home appliances and similar applications. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 3.00 millimeters. The continuous process results in products with highly adherent and uniform zinc coatings capable of being processed in nearly all kinds of bending and forming machinery.

We produce Galvanew® in addition to the standard galvanized products. This product is produced by an additional annealing cycle just after the zinc hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy coating allows better welding and paint performance. The combination of these qualities makes our Galvanew® product particularly well suited for manufacturing automobile and home appliance parts including high gloss exposed parts.

At CSN Paraná, one of our branches, we produce Galvalume®, a continuous Al-Zn coated material. Although the production process is similar to the hot-dip galvanized coating, Galvalume® has at least twice the corrosion resistance of standard galvanized steel. Galvalume® is primarily used in outdoor construction applications that may be exposed to severe acid corrosion, like marine uses.

The value added from the galvanizing process permits us to price our galvanized products with a higher profit margin. Our management believes that our expertise in value-added galvanized products presents one of our best opportunities for profitable growth because of the increase in Brazilian demand for such high margin products.

Through our branch CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous painting line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold-rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated. Coatings of tin or chromium are applied by electrolytic process. Coating costs place tin mill products among the highest priced products that we sell. The added value from the coating process permits us to price our tin mill products with a higher profit margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

         Tin plate - coated on one or both sides with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;

         Tin free steel - coated on both sides with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;

         Low tin coated steel - coated on both sides with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and

         Black plate - uncoated product used as the starting material for the coated tin mill products.

Tin mill products are primarily used to make cans and other containers. With six electrolytic coating lines, we are one of the biggest producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

Production Process

The main raw materials used in flat production in an integrated steelworks are iron ores, coals, coke, and fluxes such as limestone and dolomite. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, classified, screened (treatment process) and transported by railway from our Casa de Pedra mine, located in the city of Congonhas, in the State of Minas Gerais, 328 km away from the Presidente Vargas Steelworks. The high quality ores mined and sized at Casa de Pedra, with an iron content of approximately 60%, and its low extraction costs are major contributors to our low steel production costs.

We import all the hard coking coals required for coke production and PCI coals for the blast furnace process, due to the lack of hard coking and PCI coals with the appropriate quality in Brazil. The hard coking coals are then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and also as a component to transform iron ore to hot metal. In 2014, we produced approximately 58% of our coke needs and imported the balance compared to 59% in 2013.

 At sintering plants, fine-sized iron ore and coke breeze or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter,,lump iron ore, iron ore pellets (which are 100% acquired in the domestic market), fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a pulverized coal injection facility, or PCI, which allows to inject low-cost pulverized coals directly into the blast furnaces, replacing approximately one-third of the total coke demand.

The iron ore and iron ore pellets are reduced to pig iron through successive chemical reactions with carbon monoxide (from the coke and PCI coal) at the blast furnaces, which operate 24 hours a day. The iron and iron ore pellets are gradually reduced, then melts and flows downward. Impurities are separated from the hot metal to form a liquid slag with the loaded fluxes (limestone and dolomite). From time to time, hot metal (white-hot liquid iron) and slag are drained from the bottom of the furnace. Slag (containing melted impurities) is granulated and used to produce cement.

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

In the hot rolling process, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range of between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed at the pickling lines, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled at cold strip mills. CSN has three cold strip mills, one of which was revamped in September 2011, adding 150,000 tons per year to CSN’s cold rolling capacity. The better surface characteristics of cold-rolled products enhance their value to customers when compared to hot-rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed, coated (by hot dip galvanizing or electrolytic tinning process) and painted, to enhance medium-and long-term anti-corrosion performance and also to add characteristics that will broaden the range of steel utilization. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

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

Our business encompasses operational and commercial activities. Our operations are undertaken by our production sector, which is composed of the following two units:

         The operational unit - responsible for steel production operations, repair shops, in-plant railway, and process development at our Presidente Vargas Steelworks; and

         The support unit - responsible for production planning, management of product stockyards, energy and utility facilities and work force safety assistance at the Presidente Vargas Steelworks.

The production sector is also responsible for environment and quality consultancy, new product development, capital investment implementation for steel production and processing, and the supervision of CSN Porto Real’s and CSN Paraná’s operations.

Quality Management System

We maintain a Quality Management System that is certified to be in compliance with the International Standardization Organization ISO 9001 standard and the automotive industry’s Technical Specification ISO/TS 16949. Our Quality Management System has maintained certification of compliance to ISO 9000 standards since March 1993, when we were awarded the ISO 9002 certificate of compliance and in April 1996 when we were awarded the ISO 9001 certificate of compliance for the manufacture of our steel products. To attend the requirements of the automotive industry, we were awarded certification of compliance to QS 9000 standards in April 1998. In June 2004, we made the transition from the QS 9000 standard and were awarded the automotive industry’s Technical Specification ISO/TS 16949. The most recent renewal to the ISO 9001:2008 version, awarded in August 2014, is for the design and manufacture of slabs, blooms, billets, hot rolled flat, pickled and oiled, cold rolled and galvanized steel, tin mill products and long steel products. In 2014, we were awarded the ISO/TS 16949:2009, third edition, for the manufacture of hot-rolled flat , pickled and oiled steel products, cold-rolled and galvanized steel products.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(In millions of tons)
2014	33.9	4.5	13.3%
2013	34.2	4.5	13.2%
2012	34.7	4.8	13.8%
2011	35.2	4.9	13.9%
2010	32.8	4.9	14.9%
2009	26.5	4.4	16.6%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table contains some of our operating statistics for the periods indicated:

Certain Operating Statistics
	2014	2013	2012
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Iron Ore *	21.65	15.4	19.8
Molten Steel	4.6	4.6	5.0
Crude Steel	4.5	4.5	4.9
Hot-Rolled Coils and Sheets	4.8	5.0	4.8
Cold-Rolled Coils and Sheets	2.5	2.7	2.6
Galvanized Products	1.6	1.5	1.2
Tin Mill Products	0.6	0.7	0.5
Consumption of Coal for Coke Batteries	1.6	1.5	1.9
Consumption of Coal for PCI	0.6	0.6	0.7
*Casa de Pedra

Raw Materials and Suppliers

The main raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Raw Materials and Energy Requirements

In the first half of 2011, prices of the main raw materials used by CSN continuously increased due to unbalanced global supply and demand. In the second half of 2011, prices decreased, mainly due to the worsening of the European crisis.

In the first nine months of 2012, prices of the main raw materials used by CSN continued to fall due to the global crisis in the steel market caused mainly by the decline in China’s growth rates and the European crisis. In the fourth quarter of 2012, prices increased, mainly due to the restocking of Chinese mills in preparation for the winter and Chinese holidays.

In 2013 and 2014, coal and coke prices continued decreasing. These commodity segments are highly concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

We are able to obtain all of our iron ore requirements from our Casa de Pedra mine located in the State of Minas Gerais. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2014, our metallurgical coal consumption totaled 2.2 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces CSN’s need for imported coke, thus reducing production costs. The total PCI coal consumption in 2014 totaled 0.6 million tons, all imported. The sources of the hard coking coal consumed in our plants in 2014 were as follows: USA (54.0%), Australia (40.0%) and Canada (6.0%) and for PCI: Russia (65.0%), Australia (35.0%).

During 2014, CSN’s coking coal and PCI coal costs decreased when compared to 2012 and 2013. The quarterly benchmark price for metallurgical coal began its drop and ended the year at its lowest price (US$143.00) since 2010. The deals for the first quarter of 2014 were US$42.00/mt higher than for the fourth quarter of 2013. The previous lowest settlement amount had been for the fiscal year 2009, when it was priced at US$129.00/mt.

Coke

In 2014, in addition to the approximately 1.2 million tons of coke we produced, we also consumed 0.7 million tons of coke bought from third parties in China, Colombia and India, a decrease of 7.6% as compared to our consumption in 2013, due to an output recovery after the conclusion of first part of a revamping project in our coke plants, which will last through the next few years.

The demand for coke has been increasing significantly since 2002 because China, a major player in the sea-borne trade, has increased its internal consumption and adopted restrictive export quotas. In addition, India has become a major consumer of coke, considerably increasing its imports in the past years. In the last two years, China reduced its domestic consumption growth rate, which led to a partial relaxation of the worldwide supply-demand balance of metallurgical coke. In 2014, Chinese coke prices continued decreasing.

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

•         Limestone and dolomite fines for sintering: used in the production of “sinter”, in our steelworks. The sintering process mixes and heats together with fine ores, solid fuel and flux, producing a highly reactive granulated burden. The sinter is used in blast furnaces as the main source of iron for the production of pig iron.

Beginning in 2009, with our entry into the cement market, the mine in Arcos also became responsible for supplying limestone for cement manufacturing in Volta Redonda.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. Specifically in relation to tin, we purchase part of our demand from CSN’s subsidiary ERSA. We maintain approximately 17, 16 and 25 days inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. In 2014, we used 691,000 tons of oxygen to produce 4.5 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 92% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$ 2.4 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2014, our Presidente Vargas Steelworks consumed approximately 3.08 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by the waste gases from the steel production process, with 235.2 MW installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava Hydroelectric Power Plant in Minas Gerais, from which we have ensured energy of 167 MW average and 23 MW average, respectively. These three plants give CSN an average generation capacity of 425 MW, supplying the group’s total need for power. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which adds 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras and Raízen. In 2014, the Presidente Vargas Steelworks consumed 546 million m3 of natural gas.

The market for natural gas is strongly correlated with the electricity market. Brazilian electricity generation is based principally on hydroelectric power, itself dependent on the level of Brazil’s reservoirs. As a contingency against low levels of rainfall, there are several thermoelectric power plants which use natural gas. Due to low levels of rainfall in 2013 and 2014, reservoirs reached their lowest level in the past ten years; consequently the Brazilian Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, increased the utilization of thermoelectric generation.

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2014, our consumption totaled 74,914 kiloliters of diesel oil, used to produce 21.65 million tons of iron ore, for which we paid US$53.6 million or R$151.5 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad. In 2014 we consumed 431,000 tons of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Açominas and CSA	Slabs
Walters Energy, Rio Tinto Coal, Alpha Resources, Carbo One Limited and Teck Coal	Coal
CI Milpa, ThyssenKrupp, Sinochen and Coeclerici	Coke
Ibrame, Latasa, Chanceller and Alumbras	Aluminum
Votorantim Metais (1)	Zinc
White Solder, ERSA and Melt Metais e Ligas SA	Tin
Sotreq, Ecolab, Veyance, MB Komatsu, GE, Minas Máquinas, Metso and Mason	Spare parts
Magnesita, RHI and Saint Gobain	Refractory bricks
Daido, Ipiranga, BR Distribuidora and Quaker	Lubricants
___________
(1) We depend on Votorantim Metais as it is the only supplier of zinc in Brazil

Flat Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the State of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately 4.0 square km and containing five coke batteries (three of which are currently in operation), three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, or BOF shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, 28 batch annealing furnaces, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

Our major operational units and corresponding effective capacities as of December 31, 2014, including CSN LLC and Lusosider, are set forth in the following chart:

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

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized, Galvalume® and pre-painted steel products for the automotive, construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 130,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, 150,000 tons of sheets and narrow strips, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew® and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew® products, and 150,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

Metalic

We have a 99.99% ownership interest in Cia. Metalic Nordeste, or Metalic. Metalic is one of the few two-piece steel can producers in all the Americas. It has approximately 12% of the packaging market for carbonated drinks in the Northeastern region of Brazil. Currently, we are Metalic’s only supplier of the steel used to make two-piece cans. The development of drawn-and-wall-ironed steel for the production of two-piece cans is an important achievement in the production process at the Presidente Vargas Steelworks.

Prada

We have a 99.99% ownership interest in Cia. Metalúrgica Prada, or Prada. Established in 1936, Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities: two located in the state of São Paulo and one in the state of Minas Gerais. Currently, we are the only Brazilian producer of tin plate, Prada’s main raw material, which makes Prada one of our major customers of tin plate products. Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, paints and varnishes, and other business activities. On December 30, 2008, we merged one of our subsidiaries, Indústria Nacional de Aços Laminados S.A., or INAL, into Prada. INAL was a distributor of laminated steel founded in 1957 and, after the merger, it became a branch of Prada responsible for distribution of CSN and Prada’s products, or Prada Distribuição.

Prada Distribuição is one of the leaders in the Brazilian distribution market for steel products with 460,000 tons per year of installed processing capacity. Prada Distribuição has one steel service center and six distribution centers strategically located in the Southeast region Brazil. The service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes, and roofing in standard or customized format, according to clients’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

 Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat steel processing facility in Terre Haute, Indiana. This facility has an annual cold rolling production capacity of 800,000 tons of full hard cold rolled coils. Delivery capacity of cold-rolled and galvanized products are 280,000 and 315,000 tons/year, respectively. Currently, CSN LLC is obtaining raw materials by buying hot rolled coils directly from mills in the United States or importing from mills abroad. See “Item 4B. Government Regulation and Other Legal Matters—Anti-Dumping Proceedings—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a flat  steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce and sell approximately 50,000 tons of hot-rolled pickled coils, 240,000 tons of galvanized products and 50,000 tons of cold-rolled per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the State of Bahia and one in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and North regions. There is also a Distribution Center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the South region of Brazil.

Long Steel SWT

In February 2012, we acquired Stahlwerke Thuringen, or SWT, located in Unterwellenborn, Germany, which marked our entrance into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, more than 200 types of sections are produced according to different German and international standards.

The following chart reflects SWT’s production cycle in general terms.

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

Production Output

Certain Operating Statistics
	2014	2013	2012
	(In thousands of tons)
Production of:
Beam Blank (Crude Steel)	844	813	885*
Long Steel (Finished Products)	758	765	827*

 *2012 operating figures cover SWT’s production during the full year of 2012. As we have consolidated SWT’s results as of February 2012, its 2012 production after this date was 812 thousand tons of beam blank and 755 thousand tons of long steel (finished products).

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation is scrap. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

During 2010 and 2011, prices for scrap continuously increased due to unbalanced supply and demand in Europe and increasing globalization of scrap trading worldwide. Prices in the European market were particularly affected by prices in Turkey and Asia. In 2013, the scrap average price decreased significantly until the middle of the year and after that the prices increased slightly. In 2014, our scrap consumption totaled approximately 1.0 million tons and accounted for nearly 66% of our production cost. We are able to obtain 70% of our scrap needs from within a 250 km vicinity.

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

Facilities

SWT possesses a 28 km internal railway system, and the logistics infrastructure to ensure supply of scrap and delivery of finished products. Main markets served by SWT include: non-residential construction, equipment industries, engineering and transport, in Germany and neighboring countries, including Poland and the Czech Republic.

Effective Capacity

	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section mill	1,000,000	1 mill

Long Steel – Volta Redonda

Plant Characteristics

We completed a new plant for production of long steel products in Volta Redonda and started assisted operations in December 2013 and in 2014 we started ramping up the production process. The plant consists of a 50 mt electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar. We expect this plant to reach 500,000 t/year output when fully operational, providing the domestic market with products for civil construction and high quality drawing and cold heading applications.

Steelmaking Shop

Designed for an output of 400,000 t/year, this unit has main process equipment which includes one 50 mt AC  electric arc furnace, one 50t ladle furnace, one continuous casting machine for billets with three strands and auxiliary equipment.

Rolling Mill

Designed for an output of 500,000 t/year, this unit has one walking-beam reheating furnace, or RHF, a 4-stand blooming mill, a 250t hot shear, a 6-stand roughing mill, a 6-stand intermediate mill, a 6-stand pre-finishing mill, internal water cooling, a double length flying shear, a stepping cooling bed, a 500t cold shear, transfer inspection stand, bundling machine, a water-cooling section before wire finishing mill, a 10-stand high-speed wire finishing mill, a water-cooling section after wire finishing mill, a laying head, a loose coil cooling line, reforming device, bundling machine, stripper and coil handling devices.

 Production Process - Rebar and Wire-rod

Steelmaking

The process of steelmaking begins with the arrival of scrap metal at our facilities by wagons and trucks. After being benefited, the scrap metal is destined for scrap bucket preparation in the yard. The scrap buckets are prepared based on the type of steel that will be manufactured in the steelmaking shop.

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

Rolling Mill

The rolling mill is comprised of a blooming mill, a roughing mill, an intermediate mill, a pre-finishing mill and a wire finishing mill in order to reduce the steel thickness and make the thickness uniform. When using 250x250mm blooms cut from BOF slabs, the blooms will be moved by a chain shifting device, which has heat insulation, that brings the blooms to the delivery table in the blooming mill before they are rolled into transfer bar of 150x150mm and then cropped and divided by a 250t hot shear. Afterwards the transfer bars are sent by the heat retaining table and chain shifting device to the roughing mill. Then, in line with product requirements, for straight pieces the transfer bar will be fed into roughing mill, intermediate rolling mill and pre-finishing mills to be rolled continuously into straight thread rebar or round bar. In order to produce wires, the rolling piece leaving the pre-finishing mill will be fed into high-speed wire finishing mill where it is rolled into the desired wire coils.

The production flow chart is showed below:

Production Output

Certain Operating Statistics
2014
(In thousands of tons)
Production of:
Billets (Crude Steel)	105
Long Steel (Finished Products)	93

Raw Materials and Energy Suppliers

The main raw material we use in our long steel operation in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce at our BOF shop. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “Item 4B—Raw Materials and Suppliers.”

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

Our iron ore at Casa de Pedra is currently excavated by a fleet composed of Komatsu PC5500 and Caterpillar 6060 hydraulic shovels, wheel loaders (Caterpillar 994F, Caterpillar 994H, Komatsu WA1200 and LeTourneau 1850) and then hauled by a fleet of Terex Unit Rig MT3300AC (150 tons), Caterpillar 793D (240 tons), Caterpillar 793F (240 tons) and Terex Unit Rig MT4400AC (240 tons). This fleet has an installed annual ROM capacity of approximately 89 million tons.

The ore is then processed in our treatment facilities, which have an installed capacity of 21 million tons of products per year in the main plant and five million tons of products per year in the mobile plants. We use in Casa de Pedra electrical power provided by hydroelectric plants.

Casa de Pedra mine is wholly-owned by us and supplies all of our iron ore needs, producing lump ore, sinter feed and pellet feed fines with high iron content. The maps below illustrate the location of our Casa de Pedra mine:

Namisa

We own additional iron ore assets through Namisa, our 60% jointly controlled entity, which acquired CFM (Companhia de Fomento Mineral e Participações) in July 2007. CFM was formed in 1996 with the purpose of utilizing and enhancing the ore treatment facilities of the Itacolomy mines, for the beneficiation of crude ore extracted from the Engenho mine.

The Engenho mine was incorporated into the Namisa mine in 2007, but its operations started in 1950. It is an open pit mine located at the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads. The map below illustrates the location of our Engenho mine:

The excavated ore is processed in Pires treatment facilities, which have an installed capacity of 7 million tons of products per year. We use electrical power provided by hydroelectric plants in the Engenho mine and Pires Complex.

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

The Fernandinho mine was incorporated into Namisa in 2007, but operation had already started in 1950.

The ore is then processed in Fernandinho treatment facilities, which have an installed capacity of 750 thousand tons of products per year. We use electrical power provided by hydroelectric plants in the Fernandinho mine as well.

The map below shows the location of Casa de Pedra, Engenho and Fernandinho Mines:

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located in the city of Arcos, in the State of Minas Gerais. The Bocaina mine is an open pit mine and it can be accessed from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 462 km away, through mostly paved roads.

The ore in this mine is excavated by a fleet wheel loaders (Caterpillar 990, Caterpillar 980  and Caterpillar 950 Gll) and excavators (Komatsu PC350LC-8) and then hauled by a fleet of Iveco Trakker 8 x 4 and Caterpillar 775 trucks.

 This mining facility has an installed annual production capacity of approximately 4.0 million tons. We use electrical power provided by a hydroelectric plant in Arcos. This mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for 40 years.

The Bocaina mine is wholly-owned by us. The map below illustrates the location of this mine:

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

Mineral Reserves

The following table sets forth the type of each of our mines, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	100
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2040	60
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2039	60

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2055	100
Tin
Santa Barbara (Itapuã do Oeste, Rondonia)	Open pit	1950	2054	100

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

In our most recent reserve audit conducted in 2014 by Snowden do Brasil Consultoria Ltda., or Snowden, the losses for mine dilution and mining recovery considered were 5% for each for boththe Casa de Pedra and Engenho mines.In 2014 we audited the reserves for Casa de Pedra and Engenho mines. We do not have resources/reserves studies for our Bocaina mine and only disclose mineralized materials for this property. As for our Santa Barbara mine we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with this property in light of its low materiality to our business.

	Proven and Probable Reserves(1)
					Recoverable
Mine Name	Ore Tonnage(2)				Product(4)
and Location	(millions of tons)		Grade(3)	Rock Type	(millions of tons)
	Proven(5)	Probable(6)
Iron:
Casa de Pedra(Congonhas,				Hematite (7%)
Minas Gerais)	1,043	1,662	41.36% Fe	Itabirite (93%)	1,493
Engenho				Hematite (3%)
(Congonhas, Minas Gerais)	108	209	39.48%	Itabirite (97%)	163
Fernandinho
(Itabirito, Minas Gerais)			40.21%	Itabirite (100%)
Total Iron:

Limestone and Dolomite:	Proven(5)	Probable(6)
Bocaina			43.84%CaO	Limestone (89.3%)
(Arcos, Minas Gerais)	311	38	3.71%MgO	Dolomite (10.7%)	263

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
(4)      Represents total product tonnage after mining and processing losses.
(5)      Means reserves for which:  (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.
(6)      Means reserves for which quantity and grade and /or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measure) reserves, is high enough to assume continuity between points of observation.

The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2013, the metallurgical recovery factor obtained by Casa de Pedra concentration plant was 78%. That same factor was 66. 3% for the Engenho plant and 58.6% for the Fernandinho plant.

The cutoff grade is the minimum ore percentage that determines which material will be fed in the processing plant. The cutoff grade value for Casa de Pedra and Engenho mines calculated in the audit conducted by Snowden in 2014 is 23.37%.

The prices used in the 2014 audit for the estimation of Casa de Pedra reserves, are shown in the following table. As shown, the product price we assumed to estimate our reserves, is based on expectations of an average long term price of US$90 per ton.

	Price for the three years prior to the audit			Long-term average
	(US$/t)			(US$/t)
	2011	2012	2013	Assumption
Platts 62Fe CFR N.China ($/dmt)	169	130	135	90

Casa de Pedra

In 2012, we started a multi-year study of our iron ore reserves at Casa de Pedra. The study consists of two phases, the first of which we concluded in December 2014. Phase two will involve more drillings and more thorough knowledge of the deposit. Phase one includes all drillholes used until October 2013, and phase two includes all drillholes from October 2013 to the end of the drilling campaign in December 2014. Both phases of this new study of the iron ore reserves at the Casa de Pedra mine will be performed in accordance with best practices in the iron ore industry.

 We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Casa de Pedra mine. In 2014, we hired Snowden Group, to undertake an independent analysis of the Casa de Pedra iron ore reserves. Snowden carried out a full analysis of all available information and has independently validated our reported  reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,705 million tons of iron ore (as of December 31, 2014) at a grade of 41.70% Fe and 36.08% SiO2.  This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons, contained in an appraisal report prepared in 2006 by Golder Associates S.A..

Over the course of the Casa de Pedra Mine’s life, we have executed different drilling campaigns and, in total, we drilled 106,791 meters until October, 2013, when the first phase of the iron ore reserves report was concluded. The last completed campaign started in October of 2012 and ended in November of 2014. During the course of that campaign, we drilled 15,752.25 meters, used in this first phase of the reserves audit. We are extending our drilling campaign by an additional 17,539.40 meters, which we will use for phase two of the reserves audit to deepen our knowledge of the iron ore deposits at Casa de Pedra.

Namisa

In 2012, we started in Namisa the same process used in Casa de Pedra to identify iron ore reserves at the Engenho and Fernandinho mines in two phases.

We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Engenho and Fernandinho mines. In 2014, we hired Snowden to conduct an independent analysis of the Engenho and Fernandinho iron ore reserves. Snowden carried out a full analysis of all available information and has independently validated our reported proven and probable reserves of 317 million tons of iron ore in Engenho at grades of 39.48% Fe and 40.01% SiO2 as of December 31, 2014.

In 2008 and 2009, we extended our drilling campaign with an additional 5,179 meters at Engenho mine. In November 2012, we started a new drilling campaign with an additional 11,899 meters in the Engenho mine. For this phase, we used information from drillings performed up until October 2013. For Engenho we use 4,085 meters of this last campaign, totaling 9,264 meters to report in phase one. For phase two, which will include drillings performed until December 2014, we will use 7,814 meters in the Engenho mine.

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 100.0 million tons and 26 million tons, respectively.  The 26 million tons capacity consists of 21 million tons capacity from the central plant and 5 million tons capacity from mobile plants.

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

The table below sets forth production of iron ore of our mines for the last three years:

	Production(1)
	2012	2013	2014
Casa de Pedra (Mt)	19.8	15.4	21.65
Grade (%)	64.4%	63.8%	63.8%
Pires (2) (Mt)	4.1	3.4	3.8
Grade (%)	62.2%	61.6%	62.1%
Fernandinho(2) (Mt)	0.5	0.6	0.6
Grade (%)	57.4%	59.4%	59.5%

(1) In addition to its own production, Namisa also purchases iron ore from third parties. Third party purchase volumes totaled 9.3 million tons, 11.9 million tons and 8.3 million tons in 2012, 2013 and 2014, respectively. Casa de Pedra used mobile plants to add production in 2014.

(2) Production information considers 100% of the mines, not just our 60% interest.

	CSN Consolidated Sales(1)
	2012	2013	2014
Consolidated Sales (Mt)	20.2	21.5	25.2
Consolidated Net Revenue Per Unit (US$/t)	97	98	64

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

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our limestone and dolomite mining activities at the Bocaína mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions. For further information, see “Item 4D. Property, Plant and Equipment”.

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the DNPM. We have also been granted by DNPM easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine, with the purpose to expand our operations, and hold title to all of our proved and probable reserves.

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2014, we held 33.27% of MRS’s total capital. For more information see “Item 5E. Off-Balance Sheet Arrangements”. The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 20% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS’s shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E. Off-Balance Sheet Arrangements”). However we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

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

As of December 31, 2014, we held 88.41% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2014, R$91,5 million in concession payments was outstanding over the remaining 14 years of the concession.

 As of December 31, 2014, we held 62.64% of the capital stock of TLSA, which has a concession to operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,728 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession was granted in 1997 and recently had its original term extended until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its total investment with monetary adjustments. For more information, see “Item 5E. Off-Balance Sheet Arrangements.”

Port Facilities

Solid Bulks Terminal

We hold a wide and modern logistics structure. As part of this structure, we own and operate TECAR through a lease agreement expiring in 2022, renewable for another 25 years at our option..

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

Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually. Among the approved investments that we had previously announced was the development and expansion of the solid bulks terminal at Itaguaí, which phase 1 expansion was completed in 2013 to handle up to 45 million tons of iron ore per year. For further information, see “—D. Property, Plant and Equipment—Planned Investments—Mining.”

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, that is renewable for another 25 years. As of December 31, 2014, approximately U.S.$109 million of the cost of the concession remained payable over the next 12 years of the lease. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Itaguaí Port is located in Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represents more than 55% of the Brazilian gross domestic product, or GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística). The Brazilian Federal Port Agency has spent more than U.S.$48 million in the past few years in port infrastructure projects such as expanding the maritime access channel and increasing its depth. In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio-Santos road, and in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that crosses the Rio de Janeiro metropolitan area. These factors, combined with favorable natural conditions, like natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels as well as highly competitive prices for all services rendered, resulting in the terminal being a major hub port in Brazil.

We have invested in infrastructure and equipment at Sepetiba TECON, such as the Berth 301 Equalization, the acquisition of two new Super Post Panamax Ship-to-Shore Cranes and four new RTG cranes for yard operations, that were delivered in the first quarter of 2014. These investments, along with the previous ones, like the dredging of Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5m depth, increased TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 440,000 containers (or 670,000 TEUs) per year.

In 2014, there was a decrease in the volume of containers operated by the terminal, which handled 172,736 units in 2014, a decrease of almost 33% compared to 2013, when we handled 257,045 units, mainly to the slowdown in Brazil’s economic growth in 2014 and an increase in the container handling capacity in Brazil’s Southeast Region, with the entry of two new players in the segment.

On the other hand, we exported 364,053 tons of steel products, an increase of 211% compared to 116,830 tons in 2013. We also increased the operations of other cargoes, reaching a volume of 110,348 tons, compared to 21,606 tons in 2013.

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

Our energy related assets include:

Thermoelectric Co-Generation Power Plant

We completed the construction of a 235.2 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Since October 2000, the plant has provided the steelworks with approximately 60% of the electric energy needed in its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. In addition, we installed a new turbine generator in 2014, which added 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, and uses the outlet gases from the iron making process to generate energy.

Itá Hydroelectric Facility

Tractebel and CSN each own 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

The power facility was built using a project finance structure with an investment of approximately U.S.$860 million. The long-term financing for the project was closed in March 2001 and consisted of U.S.$78 million in debentures issued by ITASA, a U.S.$144 million loan from private banks and U.S.$116 million of direct financing from BNDES, all of which were paid in February 2013. The sponsors of the project have invested approximately U.S.$306 million in this project.

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

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility. Other consortium members are Vale, Votorantim Metais Zinco, AngloGold Ashanti Mineração Ltda., and Companhia Energética de Minas Gerais, or CEMIG. The plant has an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output as of December 31, 2013. We have been using part of our 23 MW take from Igarapava to supply energy to the Casa de Pedra and Arcos mines.

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

Sales by Geographic Region

In 2014, we sold steel products to customers in Brazil as well as to customers in 26 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are Europe and North America, representing 72% and 20%, respectively, of our export sales volume in 2014.

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

CSN – Sales of Steel Products by Destination
(In thousands of metric tons and millions of R$)
	2014				2013				2012
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	3,718	72.0%	8,493	75.4%	4,650	76.0%	9,529	78.5%	4,495	77.1%	8,338	78.5%
Export	1,460	28.0%	2,764	24.6%	1,467	24.0%	2,603	21.5%	1,334	22.9%	2,278	21.5%
Total	5,117	100.0%	11,257	100%	6,117	100.0%	12,132	100%	5,829	100.0%	10,616	100.0%
Exports by Region
Asia	48	3.2%	78	2.8%	30	2.1%	45	1.7%	17	1.3%	31	1.3%
North America(1)	289	19.7%	669	24.2%	298	20.3%	597	22.9%	289	21.7%	552	24.2%
Latin America	59	4.0%	161	5.8%	59	4.0%	148	5.7%	81	6.1%	199	8.8%
Europe	1,057	72.1%	1,840	66.6%	1,071	73.0%	1,793	68.9%	942	70.6%	1,484	65.2%
All Others	7	0.5%	16	0.6%	9	0.6%	21	0.8%	5	0.3%	12	0.5%

_______________

(1) Sales to Mexico are included in North America.(2) Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for 2013, 2012 and 2011. Market share information for 2014 was not yet available as of the date of this annual report.

CSN Domestic Market Share *	2013	2012	2011
Hot-Rolled Products	49.5%	61.9%	55.8%
Cold-Rolled Products	30.6%	29.7%	28.2%
Galvanized Products	39.1%	36.9%	35.5%
Tin Mill Products	88.1%	86.9%	82.5%

*Market share information for 2014 was not yet available as of the date of this annual report.
Source: IABr and CSN data

 Sales by Industry

We sell our steel products to manufacturers in several industries. The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

Sales by Industrial Segment in Brazil

	2014	2013	2012
	(In percentages of total domestic volume shipped)
Distribution Network	37%	44%	44%
Packaging	11%	8%	7%
Automotive	18%	17%	15%
Home Appliances	9%	7%	7%
OEM	4%	5%	6%
Construction	20%	20%	21%

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

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil and overseas. In Europe and Asia, our offices also include our technical assistance management. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the State of Minas Gerais.

We supply our iron ore to the steel industry and our main targets are the Brazilian, European, Middle Eastern and Asian markets. Prevailing and expected levels of demand for steel products directly affect demand for iron ore. Demand for steel products is correlated to many factors, such as GDP, global manufacturing production, urbanization, construction and infrastructure spending.

 We believe our competitiveness has been improved by our customer service and market intelligence. It is paramount for us to have a clear understanding of our customers’ businesses in order to address their needs, surpass their expectations and build long-term relationships. We have a customer-oriented marketing policy and specialized local personnel in direct contact with our clients in order to help determine the mix that best suits each particular client.

					CSN – Sales of Iron Ore Products by Destination
					(In thousands of metric tons and millions of R$)
		2014				2013				2012

			Net				Net				Net
		% of	Operating	% of		% of	Operating	% of		% of	Operating	% of
	Tons	Total	Revenues	Total	Tons	Total	Revenues	Total	Tons	Total	Revenues	Total
Brazil	138,436	0.5%	306,837	7.5%	157,041	0.7%	679,974	13%	478,626	2.4%	713,445	15.9%
Export	25,106,988	99.5%	3,802,566	92.5%	21,377,106	99.3%	4,616,754	87%	19,702,695	97.6%	3,772,102	84.1%
Total	25,245,424	100%	4,109,403	100%	21,534,147	100%	5,296,728	100%	20,181,321	100%	4,485,549	100%

Exports by
Asia	24,334,337	97%	3.674.778	97%	16,956,231	79.3%	3.610.625	78%	15,230,579	77.3%	2,964,154	78.6%
North America	-	-	-	-		-		-	94,942	0.5%	16,589	0.4%
Europe	772,651	3%	127.788	3%	4,420,875	20.7%	1.006.129	22%	4,377,173	22.2%	791,361	21%

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

In 2014, our iron ore sales reached 25.2 million tons, a 17% increase compared to 2013. According to our consolidated financial statements, total mining net revenue decreased 22% over the past year, mainly due to lower iron ore prices. The share of mining revenue in CSN's total net revenue decreased from 31% in 2013 to 25% in 2014.

In 2014, 97% of our iron ore export sales went to the Asian market, mainly China and 3% were sold in the European market. Of our total sales, 82% were sinter feed, 8% pellet feed, 5% lump ore and 5% concentrated.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

Cement

We sell cement type CPIII 40 RS in bagged and bulk forms  We operate in the markets of Rio de Janeiro, Minas Gerais and São Paulo With the purpose of expanding and increasing competitiveness, we own seven distribution centers located in strategic points:  two in São Paulo, four in Rio de Janeiro and one in Minas Gerais. Supply to these distribution centers is made through railways and road transport, using mainly the MRS railway.

We have a diverse client base of over  12,000 clients, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our sales strategy is on retail. In this segment, we have a strong presence in sales points, where we reinforce the quality of the product to final customers. The retail segment operates with a low level of inventory, and a significant percentage of repurchase in the month, which highlights the competitive advantage of CSN’s distribution centers.

In  2014, we significantly increased our sales, reaching  2,185 thousand tons, representing a growth of  7,5% when compared to  2013. All our cement production is sold in the local market.

	CSN – Sales of Cement by Destination (In thousands of metric tons and millions of R$)
	2014		2013		2012
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	2,185	440	2,045	415	1,972	388

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (by road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, trade credit insurance, surety,  named perils,  ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, Casa de Pedra Mine, Paraná Branch, TECAR, Container Terminal TECON, Namisa, CSN Handel and Namisa Handel. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until September30, 2015 for a total insured value of U.S.$600 million (out of a total risk amount of U.S.$16.2 billion). Under the terms of the policy, we remain responsible for the first tranche of U.S.$375 million in losses (material damages and loss of profits).

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

The following table sets forth the production of crude steel by Brazilian companies for the years indicated(1):

	2013		2012		2011

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(2)	1	8.1	1	8.2	1	8.8
Usiminas	2	6.9	2	7.2	2	6.7
CSN	3	4.5	3	4.8	4	4.9
ArcelorMittal Tubarão	4	4.4	4	4.4	3	5.4
ArcelorMittal Aços Longos	5	3.5	5	3.4	5	3.5
Others		6.8		6.5		5.9
Total		34.2		34.5		35.2
Source: IABr

1. Information for 2014 was not yet available as of the date of this annual report. 2. Data from Aços Villares have been merged into data from Gerdau.

Competitive Position — Global

During 2014, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of  33.9 million tons and a 2.0% share of total world production, according to data from the World Steel Association, or WSA. In  2014, Brazil also maintained its position as the ninth largest steel producer globally, accounting for around  half of total production in Latin America, approximately twice the size of Mexico’s or  38% of the U.S.’ steel production, according to data from the WSA. According to IABr, Brazilian exports in 2014 amounted to  9.8 million tons of finished and semi-finished steel products.

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

Brazilian domestic steel prices have historically been higher than its export prices. However, in 2010 and 2011, lower demand in mature markets, the appreciation of the real against the U.S. dollar, certain tax incentives, and imported steel products forced Brazilian producers to adjust prices closer to export price levels in order to maintain competitiveness. In 2012, with the depreciation of the real against the U.S. dollar and protective government measures which raised taxes on steel imports, export prices fell and domestic prices increase again.

Despite the increase in the overall steel sheet demand in 2013, prices in the USA, Germany and China decreased by 5.2% compared to 2012 while, in  2014, the global average sheet prices decreased by 4.3% compared to 2013, due to surplus in global steel capacity.

The global steel overcapacity and the exchange rate volatility approximate the domestic to the international steel prices, which we expect to continue in the short term.

Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation, and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe we are currently in substantial compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations. We are subject to regulation and supervision by the Brazilian Ministry of Environment, the Environmental National Council, or CONAMA, which is the federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources, or IBAMA, which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the INEA. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council, or COPAM, by the Regional Superintendent of Environment and Sustainable Development, or SUPRAM-CM, the Water Management Institute of Minas Gerais, or IGAM, the State Forestry Institute, or IEF, and the State Environmental Foundation, or FEAM, which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais, or SEMAD. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operation conditions complement the standards and regulations of general applicability and are required to be observed throughout the life of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining/renewing their operating permits.

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

To further understand our potential social and environmental risks, we use mapping criteria in accordance with the Global Reporting Initiative (G4), or GRI, for all of our operations. Resulting data and indicators in environmental, social and economic categories allow us to track our performance, structure and monitor action plans, in an effort to improve and enhance our results.

Finally, in response to a law enacted by the State of Rio de Janeiro in effect since 2013 requiring steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses, we have been conducting a survey of greenhouse gas emissions at our main sites since 2010 following the guidelines of the GHG Protocol, and plan to use this information in the development of a corporate carbon management program and related strategies to reduce emissions as well as to  identify current  risks and opportunities for  improvement.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$361.0 million in 2014, of which R$55.4 million relate to capital expenditures and R$305.6 million relate to operational expenditures. Our environmental expenditures were R$382.0 million in 2013 and R$436.2 million in 2012.

Our investments in environmental projects during 2014 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring,  and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

In 2010, we signed with the Rio de Janeiro State Government a TAC that required new investments and studies to retrofit our environmental control equipment at the Presidente Vargas Steelworks. The TAC initially estimated the total amount to be disbursed in connection with implementation of the required projects thereunder to be R$216 million. This initial estimate was updated to R$260 million as we obtained more accurate cost estimates for completion of the projects. Although we have not yet concluded the process of obtaining updates for cost estimates for all projects under the TAC, we expect that investments required may exceed our last estimates. In 2013, we entered into an amendment to the TAC regarding certain items pending conclusion and also new items as determined by INEA. The total amount expected to be invested by us as a result of such amendment is R$165 million.

 Our main environmental claims as of December 31, 2014 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our Presidente Vargas Steelworks.

In July 2012, the Environmental Public Prosecutor of the State of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial waste disposal site in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda.  Later in 2012, we received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages. Trial Courts in Rio de Janeiro have been adopting a split position as to whether the individual claims shall or not remain suspended until production of technical evidence on the Public Civil Action. Some cases remain suspended and others advanced to nomination of the judicial experts that will conduct the evidence production phase. For more information, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income”. We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its seller. As of December 31, 2014, we had provisions for environmental liabilities in the total amount of R$211.5  million, which we believe are sufficient to cover all probable losses. Such amount compares to R$346.5 million as of December 31, 2013, and R$383.4 million as of December 31, 2012.The decrease in our provisions for environmental liabilities in 2014 as compared to 2013 is mainly due to the critical review of the remediation strategy and environmental management for external landfills areas (Marcia II, III, IV e Wandir I e II), resulting in a new technical approach based on geotechnical confinement. This new approach is documented in an assessment report prepared by a third party specialist, resulting in a reduction of  R$120.6  million in the amount recorded as a provision for the management of these areas.

The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2012	383.4
Term of Undertaking (TAC)(1)	-30.7
Decommissioned Coal Mines (Santa Catarina)	-2.5
Landfills and other(2)	-36
December 31, 2013	346.5
Term of Undertaking (TAC)(1)	5.7
Decommissioned Coal Mines (Santa Catarina)	-11.6
Landfills and other(2)	-129.0
December 31, 2014	211.5

(1) Refers to environmental compensation agreed in the TAC but not related to investments in equipment.

(2) Refers to an estimate calculation of recovery costs related to landfills remediation obligations.

Brazil – mining regulation

Under the Brazilian Constitution, all mineral resources in Brazil belong to the federal government. The Brazilian Constitution and Mineral Code impose various regulatory restrictions on mining companies relating to, among other things:

         the manner in which mineral deposits must be exploited;

         the health and safety of workers and the safety of residential areas located near mining operations;

         the protection and restoration of the environment;

         the prevention of pollution; and

         the support of local communities where mines are located.

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

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the mineral deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on concessions granted by the Ministry of Mines and Energy, which grant us the right to exploit mineral resources from such mines for an indeterminate period of time lasting until the exhaustion of the mineral deposits. Our limestone and dolomite mining activities at the Bocaína mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions. For further information, see “Item 4D. Property, Plant and Equipment”.

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

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. DNPM is responsible for enacting regulations on CFEM and auditing the mining companies to ensure the proper payment of CFEM. The current annual rates are:

         3% on bauxite, potash and manganese ore;

         2% on iron ore, kaolin, copper, nickel, fertilizers and other minerals; and

         1% on gold.

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

The Brazilian Congress is currently reviewing a bill that proposes significant changes in the Mineral Code, including a potential increase of the CFEM rates, which may have a material impact on our mining operations.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. The competition law and practice in Brazil are governed by Law No. 12,529/11, which came into force on May 30, 2012 and provided for significant changes in the Brazilian Antitrust System’s structure, including the creation of the new Conselho Administrativo de Defesa Econômica (CADE). Referred  law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. The new CADE is now formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

CADE is responsible for the control of anti-competitive practices in Brazil. If CADE determines that certain companies have acted collusively to raise prices, it has the authority to impose fines on the offending companies, prohibit them from receiving loans from Brazilian government sources and bar them from bidding on public projects. In addition, CADE has the authority to prevent or impose certain conditions to mergers and acquisitions and/or to impose certain restrictions or conditions on M&A transactions (for instance, require a company to divest assets or take other anti-dumping measures) should it determine that the industry in which it operates is insufficiently competitive or that the transaction creates a market concentration which can affect competition.

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

Regulation of Other Activities

In addition to mining, environmental and antitrust regulation, we are subject to comprehensive regulatory regimes for certain of our other activities, including railway transportation, electricity generation and ports.

Our railway business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ANTT and operates pursuant to concession contracts granted by the federal government, which impose certain limitations and obligations. As of December 31, 2014, we owned the following railway related assets: (i) a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, (ii) a 62.64% participation in TLSA, which holds a concession to operate the Northeastern Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system until the earlier of 2057, or the date when TLSA reaches a rate of annual return of 6.75% of its total investment and (iii) a 88.41% participation in FTL, which holds a concession to operate the Northeastern Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the electricity regulatory agency (Agência Nacional de Energia Elétrica), or ANEEL, and the ONS. As of December 31, 2014, we owned the following energy related assets: (i) a 235.2 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in ITASA, which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

Our port business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the ports and navigation agency (Agência Nacional de Transportes Aquaviários), or ANTAQ. As of December 31, 2014, we owned the following port related assets: (i) a concession to operate TECAR, which expires in 2022, renewable for an additional 25 years, and (ii) a 99.99% participation in TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years.

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

On June 2011 the anti-dumping and countervailing orders were revoked by the ITC. The ITC’s decision was appealed to the U.S. Court of International Trade, or CIT, which issued its opinion upholding the ITC’s decision, this decision was also appealed to the U.S. Court of Appeals for the Federal Circuit, or CAFC, which decision was to finally maintain the revocation of both the anti-dumping and countervailing duties orders.

Canada

Anti-dumping. In Canada, we are subject to regulation and supervision by the Canadian International Trade Tribunal, or CITT, the Canada Border Services Agency, or CBSA and the Anti-dumping and Countervailing Directorate.

In January 2001, the Canadian government initiated an anti-dumping investigation process involving hot-rolled sheets and coils exported from Brazil. The investigation was concluded in August 2001, with the imposition by Canada of an anti-dumping order. Despite the limitations imposed by Canada, we are not currently affected by this anti-dumping order since we do not export hot rolled coil to Canada.

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

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 2004 through 2014, total global crude steel production averaged approximately 1.4 billion tons per year.According to the WSA, in 2014, production reached a new record of 1.68 billion tons, which represents a 1.1% increase as compared to  2013. All major producing countries, except for  Italy,  Spain, , Turkey, Brazil and Ukraine, increased their production levels in  2014.

China’s crude steel production in 2014 reached  823 million tons, an increase of  0.9% as compared to  2013. Production volume in China has more than tripled in the last ten years, from 222 million tons in 2002. China’s share of world steel production decreased from 49.7% in 2013 to  49.5% in 2014. In 2014, Asian countries improved their production by 1.4%, reaching 1.11 billion tons, according to WSA.

.

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

A Privatized Industry

During almost 50 years of state control, the Brazilian flat steel sector was coordinated on a national basis under the auspices of Siderbrás, the national steel monopoly. The state had far less involvement in the non-flat steel sector, which has traditionally been made up of smaller private sector companies. The larger integrated flat steel producers operated as semi-autonomous companies under the control of Siderbrás and were each individually privatized between 1991 and 1993. We believe that the privatization of the steel sector in Brazil has resulted in improved financial performance, as a result of increased efficiencies, higher levels of productivity, lower operating costs, a decline in the labor force and an increase in investment.

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

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponement of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association, or ANFAVEA, data.

Market Participants

According to IABr (Instituto Aço Brasil), the Brazilian steel industry is composed of 29 mills managed by 11 corporate groups, with an installed annual capacity of approximately 48.4 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

There were no significant changes in Brazilian nominal steel production capacity in 2014 compared to  2013. This capacity was estimated at 48.4 million tons. The local steel industry operated at approximately between 70% and 72% utilization in  2014, similar to the level recorded in  2013.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of slabs and billets reached 5.3 million tons in 2010, which represented 58% of total steel exports. In 2011, the exports of semi-finished products reached 7.2 million tons, representing 66% of total exports. In 2012, exports of semi-finished products were 6.6 million tons, a 7.4% decrease in relation to the previous year, representing 68% of total exports. In 2013, the exports of semi-finished products reached 5.3 million tons, representing  65% of total exports.

In 2014, Brazilian steel exports totaled 9.8 million tons, representing 24% of total Brazilian steelmakers’ sales (domestic plus exports) and accounting for US$6.8 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2014, steel imports were  4.0 million tons, or  16% of apparent domestic consumption, in line with the figures from  2013. In  2014, steel imports increased  7% as compared to  2013 , according to IABr.

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

The table below sets forth certain material information regarding our property as of December 31, 2014.

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances

Presidente Vargas Steelworks (1)	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	none
CSN Cimentos (2)	Volta Redonda, State of Rio de Janeiro	0.08 square km	cement plant	2.4 million tons per year	owned	none
CSN Porto Real	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(3)(4)
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	none
Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	mortgage(5)
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	none
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	none
Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	none

Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	none
Casa de Pedra mine	Congonhas, State of Minas Gerais	49.00 square km	iron ore mine	26.0 mtpy(6)	owned(7)	none
Engenho mine(8)	Congonhas, State of Minas Gerais	2.85square km	iron ore mine	5.6 mtpy(9)	concession	none
Fernandinho mine(8)	Itabirito, State of Minas Gerais	1.47 square km	iron ore mine	0.75 mtpy(6)	concession	none
Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	none
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	3,600 tons	concession	none
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	235.2 MW	owned	none
Itá(10)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	none
Igarapava(10)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	none
Southeastern (MRS)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	none
FTL	Northern and northeastern regions of Brazil	4,238 km tracks of railway 1	railway	--	concession	none
TLSA	Northern and northeastern regions of Brazil	383 km tracks of railway 2	railway	--	concession	none
TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	Iron ore shipment	45 mtpy	concession	none
Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	480 K TEUpy	concession	none
Namisa	State of Minas Gerais	11.56 square km	mine	-	Concession/ owned	none
Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(12)/Collateral / mortgage(4)
Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(12)/Collateral
Land	State of Minas Gerais	32.73 square km	undeveloped	--	owned	none
Land	State of Piaui	824.39 square km	undeveloped		owned	none
Steel plant with rolling mill (SWT)	Europa / Germany / Unterwellenborn	0.898 square km	production of sections	1 million tons per year	owned	none

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

The transaction involved an operational steel plant located in Germany, which was contemplated to be sold pursuant to a prior share purchase agreement executed on May 19, 2011 with the AG Group, amongst other assets. The transaction brought to an end the discussions between the parties regarding different interpretations of the previous agreement, including termination of the related arbitral proceeding which was pending before the Cámara Oficial de Comercio e Industria de Madrid.

Usiminas

On December 31, 2014 we owned, directly and indirectly, 20.69% of the preferred shares and 14.13% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, please see “Item 5A. Operating Results —Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets”. We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information Selected Financial Data—Legal Proceedings—Antitrust.”

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

In addition, certain other agreements, including the share purchase agreement between us and the Asian Consortium and the long-term operational agreements between Namisa and us, provide for certain obligations that, in case breached and not cured within the relevant cure period, may give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian Consortium’s ownership interest in Namisa.

During the years of 2013 and 2014, we and the Asian Consortium have negotiated to resolve certain matters that (i) are subject to qualified quorum under the shareholders’ agreement, and (ii) related to the fulfillment of certain obligations under the agreements mentioned above. In parallel we engaged in discussions with the Asian Consortium aiming at the combination of the iron ore business and related logistics of CSN and Namisa.

In November 2014, we and the Asian Consortium reached an agreement providing for the combination of CSN’s and Namisa’s iron ore business and related logistics operations. The transaction consists in a joint venture whereby the Asian Consortium would contribute its 40% ownership interest in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operational subsidiary of CSN, and CSN would contribute the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR) to Congonhas Minérios. In addition, a portion of Congonhas Minérios’ iron ore production will be sold to the Asian Consortium members and to us. Such rights will be reflected in long-term “offtake” agreements.

Considering CSN´s and the Asian Consortium’s contributions in the transaction, as well as the adjustments arising from the negotiations between the parties, immediately after the closing, CSN and the Asian Consortium will hold, respectively, an 88,25% and an 11,75% interest in Congonhas Minérios on a debt-free, cash-free basis. The final ownership interests will be adjusted considering debt, cash and working capital adjustments at closing. The transaction also includes an earn-out mechanism which, in the event of a qualified liquidity event under certain valuation parameters occurring within an agreed period of the closing of the transaction, could dilute the Consortium's ownership interest in Congonhas Minérios from 11.75% up to 8.21%.

The closing of the transaction, which is expected to occur by the end of 2015, is subject to the agreement between the parties on a business plan, regulatory approvals from antitrust authorities and governmental authorities in charge of mining rights, as well as other conditions precedent customary in this kind of transaction.

Following the closing of the transaction, Congonhas Minérios will be a fully integrated operation (mine, rail and port), which will include an 18.63% ownership interest in MRS (comprised of Namisa’s 10% ownership interest in MRS and the 8.63% ownership interest that will be contributed by CSN), access to rail transportation in the form of long term agreements and the TECAR port concession.

The main purpose of the transaction is to capture synergies among the businesses involved in this reorganization, including process optimization, efficiencies in the operation and reduction of operational costs and capital expansion, and increase shareholder value in order to create a world class company.

The closing of the transaction will solve the aforementioned 2013 and 2014 discussions with the Asian Consortium. If the closing does not occur and the parties do not reach an agreement on such discussions, the put option and/or the call option mentioned above may be exercised.

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

In 2014, we invested a total of R$2,236 million. Of this total, the main investments were R$699 million in mining, R$565 million in steel, R$506 million in cement and R$423 million in logistics.

In addition, the R$699 million in our mining business includes the R$75 million investment in our proportional interest in the jointly controlled investee Namisa. Also, the R$423 million in our logistic business includes the R$311 million investment in our proportional interest in MRS.

In 2014, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of services centers, as described in “Item 4B. Business Overview—Facilities.”

In 2013, we invested a total of R$2,827 million, R$954 million of which was allocated as follows: jointly controlled investees TLSA: R$667 million; MRS Logística: R$247 million; and Namisa: R$40 million.

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

The Company also invests to increase its operational efficiency and productivity, and expand production capacity in steel, mining, cement and logistics businesses.

Our total planned investments for the next five years amount to R$9.7 billion (for projects that are currently under implementation or are in an advanced development stage. Due to the macroeconomic scenario, investments for new projects are under revision. The planned investments for the next five years are:

•         R$1.6 billion in our mining segment;

•         R$1.0 billion in our cement segment, allocated towards expansions of our grinding capacity and our clinker production capacity; and

•         R$ 7.1 billion in projects to improve performance of current productive assets (“stay-in-business”).

We expect to finance these investments through our own cash, public or private financing, and/or strategic partnerships.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

In 2014, we started production at the long steel plant in Volta Redonda, in the State of Rio de Janeiro. The plant has an output capacity of 500,000 t/year and it is currently in the ramp up phase. This represents the entrance of CSN into the long steel market in Brazil.

We are investing in the expansion of the steel service center at our CSN Mogi das Cruzes (Prada) facility. The steel service center plant in Mogi das Cruzes currently operates at near full capacity. There are also expansion projects underway in our other steel service centers.

Mining

In Casa de Pedra mine we are  investing to increase iron ore production capacity to 40 million tons per year.

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

In 2014, we completed the expansion project in TECON at Itaguaí Port, which aims to equalize the Berth 301, therby turning it into a continuous pier. We expect the project will allow usto operate large vessels simultaneously, increasing the terminals shipping capacityto 440,000 containers.

Cement

The cement plant in Volta Redonda has a production capacity of 2.4 million tons per year, taking advantage of the slag generated by our blast furnaces and the clinker produced in the mine of Arcos.We are expanding our cement production capacity to 5.4 million tons per year over the next few years with a new grinding plant, which will be integrated with a grinding unit and clinker furnace, both in Arcos.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 included in “Item 18. Financial Statements”. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

We have  applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. In accordance with the new standards, the proportionate consolidation method for jointly controlled entities is no longer permitted. As a result of the adoption of these new standards, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and began accounting for these investments under the equity method.

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

5A. Operating Results

Overview

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations and a large portion of its sales in Brazil, we are affected by the general economic conditions of Brazil. The rate of growth in Brazil is important in determining our growth capacity and the results of our operations.

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,

	2014	2013	2012

GDP growth	0.1%	2.3%	0.9%
Inflation (IPCA)(1)	6.4%	5.9%	5.8%
Inflation (IGP-M)(2)	3.7%	5.5%	7.8%
CDI(3)	10.8%	8.1%	8.4%
Appreciation (depreciation) of the real against the U.S. dollar	(13.4)%	(14.6)%	(8.9)%
Exchange rate at end of period (U.S.$1.00)	R$2.656	R$2.343	R$2.044
Average exchange rate (U.S.$1.00)	R$ 2.357	R$ 2.160	R$1.955
Unemployment rate (4)	6.8%	7.1%	7.4%
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.
(1)The IPCA is a consumer price index measured by the IBGE.
(2)The IGP-M is the general market price index measured by the Fundação Getúlio Vargas.

(3)The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4)The unemployment rate (PNAD) is measured by IBGE

Steel

In the years ended December 31, 2012, 2013 and 2014, our steel segment represented 63%, 63% and 65% of our net revenues, respectively, and 42%, 44%, 61% of our gross profit, respectively.  In 2014, 75% of our steel revenues were in Brazil, and 25% were abroad, as compared to 78% and 22%, respectively, in 2013, and 78% and 22%, respectively, in 2012.

  According to the World Steel Association (WSA), global crude steel production totaled 1.7 billion tons in 2014, 1.1% higher than in 2013, with China, responsible for 823 million tons, or 48% of the global output, recording growth of 0.9%. Japan's crude steel production increased 0.1%, totaling 111 million tons in 2014. In the European Union, production reached 169 million tons in 2014, corresponding to a 1.7% increase as compared to 2013. In the U.S., crude steel production totaled 88 million tons in 2014, a 1.7% increase as compared to 2013. Existing global capacity usage decreased by 2.4% over the year before to 72.7%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production was 33.9 million tons in 2014, 1% less than in 2013, while rolled flat output totaled 24.8 million tons, down by 5.5% in the same period.

Apparent domestic steel product consumption in Brazil amounted to 24.6 million tons in 2014, 7% less than in 2013, while domestic sales decreased 9% to 20.7 million tons.  Annual imports to Brazil were 4.0 million tons, 7% more than the year before, while exports increased 21% to 9.8 million tons.

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 3.1 million units in 2014, 15.3% down from the year before.  Annual sales of 3.5 million units were 7.1% down on 2013 and the lowest figure since 2009, reflecting the slowdown in domestic economic activity, while exports decreased by 41% to 334,000 units, principally due to the reduction in shipments to Argentina.

The São Paulo Residential Builders’ Association or SECOVI estimates real estate launches of 30,000 units in São Paulo in 2014, 11% down on the previous year. According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials decreased 6.6% in 2014.

According to the Brazilian Steel Distributors’ Association, or INDA, domestic flat steel purchases by distributors in 2014 totaled 4.2 million tons, while domestic market sales were 4.3 million tons, 10.1% and 5.8% down, respectively, from the previous year.

Mining

In the years ended December 31, 2012, 2013 and 2014, our mining segment represented 26%, 27% and 23% of our net revenues, respectively, and 45%, 44% and 24% of our gross profit, respectively. In 2014, 93% of our mining revenues came from exports and 7% of our mining revenues  came from the domestic market, as compared to 87% and 13% , respectively, in 2013, and 84% and 16% , respectively, in 2012.

In 2014, the seaborne iron ore market was impacted by a the substantial 47% price slide, with Platts Fe62% CFR China index falling from US$134.50/dmt at the beginning of the year to US$71.75/dmt at end of December 2014. On April 28, 2015, the index stood at US$59.25/dmt.

On the supply side, the substantial upturn in exports by the main Australian mining companies and the resilience of the high-cost Chinese producers were mainly responsible for the decline. On the other hand, Chinese steel demand also slipped, due to the downturn in investments of the country’s real estate sector. In addition, reduced access to credit by the Chinese steelmakers and high levels of stocks in the ports further increased the downward pressure on iron ore prices throughout the year.

Nevertheless, the seaborne market still recorded growth of 11% in 2014, reaching a record of 1.29 billion tonnes. China imported 897 million tons, a 13% increase when compared to 2013 and equivalent to almost 70% of total sales volume. Brazil, the world’s second biggest iron ore exporter, shipped 344 million tonnes in 2014, 4% more than the year before.

Preliminary figures from the Chinese Bureau of Statistics suggest a gradual slowdown of the economy, with GDP growing 7.4% in 2014, versus 7.7% in 2013. According to HSBC, after reaching 51.0 points in December/2013, manufacturing PMI fell to 50.1 points in December/2014, while industrial production increased 7.9% in 2014, versus 9.7% in 2013. In 2014, investments in fixed assets moved up by 15.7%, below the 19.6% increase registered in 2013.

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments are directly related to the performance of our steel and mining segments. In the years ended December 31, 2012, 2013 and 2014, these segments represented an aggregate of 11%, 10%, 12% of our net revenues, respectively, and an aggregated of 13%, 12%, 15% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Specific Events Affecting our Results of Operations

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

As a result of the partial spin-off and the subsequent entry into effect of the new shareholders’ agreement, control of TLSA is now shared with other shareholders, who have veto rights over certain important corporate decisions. As a result, since December 27, 2013, we ceased to consolidate TLSA and began recognizing it in accordance with the equity accounting method. See “Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2014(1)	2013	2012

Brazilian Market (in thousands of tons)(2)
Total Flat and Long Steel
Production	24,832	26,264	25,696
Apparent Consumption	24,638	25,253	24,303
Hot-Rolled Coils and Sheets
Production		4,262	4,377
Apparent Consumption		3,627	3,412
Cold-Rolled Coils and Sheets
Production		2,753	2,860
Apparent Consumption		2,764	2,800
Galvanized Sheets
Production		3,020	2,980
Apparent Consumption		3,175	2,994
Tin Plates
Production		934	809
Apparent Consumption		560	512
Global Market (in millions of tons)
Crude Steel Production	1,637	1,649	1,559
Demand		1,532	1,437
___________
Source: IABr and WSA. (1) Some information for 2014 was not yet available as of the date of this annual report. (2) Information about production excludes intra steel companies’ sales.

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

Sales Volume
	Tons				% of Sales Volume
				In Market*			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Domestic Sales
Slabs	11	11	2	0%	0%	0%	0%	0%	0%
Hot-Rolled	1,521	2,107	2,111	41%	45%	47%	29%	34%	41%
Cold-Rolled	682	798	832	18%	17%	18%	13%	13%	16%
Galvanized	1,028	1,248	1,105	28%	27%	25%	20%	20%	22%
Tin Mill	423	486	445	11%	11%	10%	8%	9%	9%
Long Steel	52			1%			1%

Subtotal	3,718	4,650	4,495	100%	100%	100%	72%	76%	88%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	53	20	16	4%	1%	1%	1%	0%	0%
Cold-Rolled	65	66	52	4%	4%	4%	1%	1%	1%
Galvanized	481	468	413	33%	31%	31%	9%	8%	8%
Tin Mill	115	159	129	8%	10%	10%	2%	3%	2%
Long Steel	746	754	724	51%	54%	54%	14%	12%
Subtotal	1,460	1,467	1,334	100%	100%	100%	28%	24%	12%

Total	5,177	6,117	5,829					100%	100%

Total Sales
Slabs	11	11	2				0%	0%	0%
Hot-Rolled	1,574	2,127	2,127				30%	35%	37%
Cold-Rolled	747	864	884				14%	14%	15%
Galvanized	1,509	1,716	1,518				29%	28%	26%
Tin Mill	538	645	574				10%	11%	10%
Long Steel	798	754	724				15%	12%	12%
Total	5,177	6,117	5,829				100%	100%	100%

*% of Sales Volume in Market means  the participation of each line of product into the group of domestic sales and sales abroad.

Net Operating Revenues
	In millions of R$				% of Net Operating Revenues
				In Market*			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Domestic Sales
Slabs	11	10	2	0%	0%	0%	0%	0%	0%
Hot-Rolled	2,769	3,471	3,093	33%	37%	37%	25%	29%	28%
Cold-Rolled	1,411	1,509	1,474	17%	16%	18%	13%	12%	14%
Galvanized	2,609	2,888	2,350	31%	30%	28%	23%	24%	22%
Tin Plate	1,589	1,651	1,419	19%	17%	17%	14%	14%	13%
Long steel	105			1%			1%

Subtotal	8,493	9,529	8,338	100%	100%	100%	75%	79%	79%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	81	30	24	3%	0%	0%	1%	0%	0%
Cold-Rolled	124	112	82	5%	4%	4%	1%	1%	1%
Galvanized	1,009	893	750	37%	33%	33%	9%	7%	6%
Tin Plate	280	345	293	10%	13%	13%	2%	3%	3%
Long steel	1,269	1,223	1,129	46%	50%	50%	11%	10%	11%
Subtotal	2,764	2,603	2,278	100%	100%	100%	25%	21%	21%

Total	11,257	12,132	10,616				100%	100%	100%

Total Sales
Slabs	11	10	2
Hot-Rolled	2,849	3,501	3,117
Cold-Rolled	1,535	1,621	1,556
Galvanized	3,618	3,781	3,100
Tin Plate	1,869	1,996	1,712
Long steel	1,375	1,223	1,129
Subtotal	11,257	12,132	10,616				0%	0%	0%

By-Product	89	261	186				1%	2%	2%

Total	11,346	12,393	10,802				100%	100%	100%

*% of Sales Volume in Market means  the participation of each line of product into the group of domestic sales and sales abroad.

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

The appreciation of the U.S. dollar against the real  has the following effects on the results of our operations:

         Domestic revenues tend to be lower (in comparison with prior years) and this effect is magnified to the extent to which we sell more products than usual in the domestic as opposed to the foreign market;

         The impact of real denominated costs of products sold and operating costs tend to be lower; and

         Financial expenses are increased to the extent to which the exposure to dollar-denominated debt is not protected.

The appreciation of the real  against the U.S. dollar has the following effects on the results of our operations:

         Domestic revenues tend to be higher (in comparison with prior years) and this effect is magnified to the extent to which we sell more products than usual in the domestic market;

         The impact of real  denominated costs of products sold and operating costs tends to be higher; and

         Financial income is increased to the extent to which the exposure to dollar-denominated debt is not protected.

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

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008. In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%. In 2011 the index increased 5.1% and in 2012, 2013, and 2014, the IGP-M index increased 7.8%, 5.5%, and 5.9%, respectively driven by domestic factors (including the increase in regulated prices, such as gasoline and energy) as well external factors such as the strength of the U.S. dollar.

Inflation also affects our financial performance by increasing our costs and expenses denominated in reais  that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais  and have tended to follow the Brazilian inflation ratio because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

The table below shows the Brazilian general price index and the CDI rates for the periods shown:

	Year ended December 31,
	2014	2013	2012

Inflation (IGP-M) (1)	5.9%	5.9%	7.8%
CDI (2)	8.1%	8.1%	8.4%
_______________
Source: Fundação Getúlio Vargas, or FGV, and CETIP.
(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production. The iron ore required is extracted from our Casa de Pedra mine, which in 2014 amounted to approximately 6.0 million tons of its total iron ore production of approximately 21.6 million tons.  The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore regarding our steel production is recorded on our income statement in the cost of goods sold line item as its extraction cost plus transport from the mine. In 2014, 2013 and 2012, these costs were R$422 million, R$372 million and R$280 million, respectively.

After the closing of the transaction between CSN and the Asian consortium, as announced on December 12, 2014, the cost of iron ore regarding our steel production will be recorded at adjusted market prices and conditions, instead of its extraction cost plus transport from the mine, as our mining operations will be concentrated in a new company, Congonhas Minérios S.A, which will sell iron ore to CSN to produce steel. Details of the transaction between CSN and the Asian consortium and related conditions precedent for closing are described on  Item 4D. Property, Plant and Equipment, Acquisitions and Dispositions.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2014 in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

On December 31, 2014, we owned, directly and indirectly, 20.69% of the preferred shares (USIM5) and 14.13% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2014.

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

  The useful lives are reviewed every fiscal year for all the Company’s units. See further details in Note 8 to our consolidated financial statements.

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

Derivatives

IAS 39, “ Financial Instruments: Recognition and Measurement”, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under “Finance income” and “Finance costs”. We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our recognized debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, the effective portion of the foreign exchange gains and losses are are accounted for in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument, if any, is accounted for in income (loss). With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

  We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with IAS 19, “Employee Benefits”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 25 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. The Company recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and then transferred within equity. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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

 Contingencies and disputed taxes

We record provisions for contingencies relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with IAS 37 “Provision, Contingent Liabilities and Contingent Assets”. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments or to settle municipal tax obligations owed to the corresponding Municipality as per our laws. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. For further information on the judicial and administrative proceedings in which we are involved, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

The tangible assets that are mine-specific, are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine.

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

Striping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of the ore body. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

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

As of December 31, 2014 and 2013 the amount capitalized in property, plant and equipment was R$274 million and R$971 million respectively and the amount charged to operating costs and expenses was R$1,073 million and R$1,297 million, respectively.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

The standards, amendments to standards and interpretations that became effective as from January 1st, 2014 were not applicable to the Group.

Additionally, the standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by the Group for the year ended December 31, 2014 is described  in Note 2 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
Income Statement Data:	2014	2014	2013	2012
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	6,072	16,126	17,312	15,229
Cost of sales and/or services	(4,365)	(11,592)	(12,423)	(11,259)
Gross Profit	1,707	4,534	4,889	6,719
Operating expenses
Selling	(392)	(1,042)	(875)	(774)
General and administrative	(165)	(438)	(486)	(468)
Equity in results of affiliated companies	125	331	158	642
Other operating expenses	(247)	(657)	(1,134)	(2,763)
Other operating income	31	90	567	111
Total	(646)	(1,716)	(1,770)	(3,252)

Operating income	1,061	2,818	3,120	719
Financial Results
Financial income	65	172	171	391
Financial expenses	(1,225)	(3,253)	(2.683)	(2,543)

Income before taxes	(99)	(263)	608	(1,433)
Income taxes
Current	(199)	(528)	(1,291)	(322)
Deferred	256	679	1,217	1,275

Total	57	151	(74)	953

Net income (loss) for the year	(42)	(112)	534	(481)

Net (loss) income attributable to noncontrolling interest	(3)	(7)	25	(61)

Net (loss) income attributable to Companhia Siderúrgica Nacional	(40)	(105)	509	(421)

Basic (loss) earnings per common share	-0.02802	-0.0744	0,34913	- 0.28815
Diluted (loss) earnings per common share	-0.02802	-0.0744	0,34913	- 0.28815

Year 2014 Compared to Year 2013

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments,  considering the proportional interest in our jointly controlled entities, Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, reflected on figures described below, which may differ from those accounted according to IFRS.

In 2013, the financial statement was substantially impacted by the deconsolidation of Transordestina Logística S.A. which began to be recognized under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement.

Our consolidated results for the years ended December 31, 2014 and 2013 by business segment are presented below:

R$ million			Logistics					Year Ended December 31, 2014
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,492	4,109	202	1,105	440	324	(1,547)	16,126
Domestic Market	8,650	307	202	1,105	440	324	(1,063)	9,966
Export Market	2,841	3,803					(484)	6,160
Cost of goods sold	(8,672)	(2,986)	(138)	(753)	(295)	(187)	1,439	(11,592)
Gross profit	2,820	1,123	65	352	145	138	(109)	4,534
Adjusted EBITDA*	2,935	1,429	68	407	116	135	(361)	4,729
R$ million			Logistics					Year Ended December 31, 2013
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	12,393	5,297	195	1,074	416	212	(2,274)	17,312
Domestic Market	9,696	680	195	1,074	416	212	(1,025)	11,247
Export Market	2,697	4,617					(1,249)	6,065
Cost of goods sold	(9,962)	(2,829)	(97)	(708)	(277)	(161)	1,612	(12,423)
Gross profit	2,431	2,468	97	366	139	50	(662)	4,890
Adjusted EBITDA*	2,454	2,618	82	406	101	47	(304)	5,404

*For more information on Adjusted EBITDA see “Results of Operations—Adjusted EBITDA.”

Net Operating Revenues

Net operating revenues decreased R$1,186 million, or 7%, from R$17,312 million recorded in 2013 to R$16,126 million in 2014, due to a decrease in revenues from our steel and mining segments.

Net domestic revenues decreased 11%, from R$11,247 million in 2013 to R$9,966 million in 2014, while total net revenues of exports and sales abroad increased 2%, from R$6,065 million in 2013 to R$6,160 million in 2014.

Steel

Steel net operating revenues decreased R$902 million, or 7%, from R$12,393 million in 2013 to R$11,492 million in 2014, due to a decrease in sales volume of 15% from 6,117 thousand tons in 2013 to 5,177 thousand tons in 2014, partially offset by an increase of 10% in our average steel prices.

Steel net domestic revenues decreased R$1,045 million, or 11%, from R$9,696 million in 2013 to R$8,650 million in 2014, due to a decrease of 20% in sales volume from 4,650 thousand tons in 2013 to 3,718 thousand tons in 2014, mainly due to a reduction in domestic flat steel sales, impacted by the 3.2% downturn in industrial activity, as apparent steel consumption has a direct correlation with the GDP growth. This decrease in sales volume was partially offset by an increase of 11% in average domestic steel prices, driven principally by the real depreciation, which causes steel imports to become relatively more expensive.

Steel net revenues from exports and sales abroad increased R$144 million, or 5%, from R$2,697 million in 2013 to R$2,841 million in 2014, due to an increase of 7% in the average steel prices to the foreign market given the real depreciation, which results in more favorable conditions to compete abroad, as our foreign prices are sensitive to international prices and the exchange rate. Our sales volume to the foreign markets remained stable in 2014 at 1,460 thousand tons when compared to 2013.

Mining

Total mining net operating revenues decreased R$1,188 million, or 22%, from R$5,297 million in 2013 to R$4,109 million in 2014, mainly due to:

•         A decrease of 28% in average international iron ore prices, from US$135/dmt in 2013 to US$97/dmt in 2014, principally due to a substantial upturn in exports by the main Australian mining companies coupled with a resilience of the high-cost Chinese producers, along with the downturn in investments in the China’s real estate setor due to the gradual slowdown of the economy.

•         The decrease in iron ore prices was partially offset by an increase of 17% in our iron ore sales, from 21.5 million tons in 2013 to 25.2 million tons in 2014. This volume increase came mainly from Casa de Pedra mine, which sales increased 29%, from 15.3 million tons in 2013 to 19.8 million tons in 2014, given the expansion of its iron ore production, which increased 40%, from 15.4 million tons in 2013 to 21.6 million tons in 2014, due to the ramp up of this mine.

Mining net export revenues decreased R$814 million, or 17%, from R$4,617 million in 2013 to R$3,803 million in 2014, mainly due to the decrease of 28% in average international iron ore prices, partially offset by an increase of 17% in our iron ore exports, from 21.4 million tons in 2013 to 25.1 million tons in 2014, mainly from Casa de Pedra, as aforementioned.

Mining net domestic revenues decreased R$373 million, or 59%, from R$680 million in 2013 to R$307 million in 2014, due to the decrease in iron ore prices and a reduction in domestic sales, from 157 thousand tons in 2013 to 138 thousand tons in 2014.

Logistics

Logistics net operating revenues increased R$38 million, or 3%, from R$1,269 million reported in 2013 to R$1,307 million in 2014. In 2014, net revenue from railway logistics totaled R$1,105 million and net revenue from port logistics amounted to R$202 million, while in 2013, net revenue from railway logistics totaled R$1,074 million and net revenue from port logistics amounted to R$195 million.

Our net revenue from logistic services to third parties was R$1,015 million, or 78% of total net revenue from logistic services, in 2014 and R$1,000million, or 79%, in 2013.

Cement

Cement net revenue increased R$25 million, or 6%, from R$416 million in 2013 to R$440 million in 2014, mainly due to an increase of 7% in cement sales volume from 2,046 thousand tons in 2013 to 2,185 thousand tons in 2014, with the ramp up of our cement grinding plant in Volta Redonda.

Energy

Our net operating revenues from the energy segment increased R$113 million, or 53% of total net revenue from the energy segment, from R$212 million in 2013 to R$324 million in 2014, mainly due to the sale of surplus energy on the market.

Our net revenue from energy sales to third parties were R$ 172 million, or 53%, in 2014 and R$62 million, or 29%, in 2013.

Cost of Products Sold

Consolidated cost of products sold decreased R$830 million, or 7% from $12,423 million in 2013 to R$11,592 million in 2014, mainly given a decrease in cost of products sold from our steel segment.

Steel

Consolidated steel costs of products sold were R$8,672 million in 2014, representing a 13% decrease as compared to the R$9,962 million recorded in 2013, mainly due to the decrease in steel sales volume.

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

Steel Production Cost	2014		2013		Variation
	R$ million	R$ / ton	R$ million	R$ / ton	R$ million	R$ / ton
Raw Materials	3,390	701.6	3,702	736.2	-312	-34.6
Iron Ore	422	87.3	372	74.1	50	13.2
Coal	748	154.8	800	159.1	-52	-4.3
Coke	694	143.6	772	153.5	-78	-9.9
Metals	335	69.4	310	61.6	25	7.8
Outsourced Slabs	467	96.7	678	134.9	-211	-38.2
Pellets	399	82.6	400	79.5	-1	3.1
Scrap	74	15.3	114	22.6	-40	-7.3
Other(1)	251	51.9	256	50.9	-5	1
Labor	706	146.1	639	127.2	67	18.9
Other Production Costs	2,359	488.2	2,621	521.5	-262	-33.3
Energy / Fuel	495	102.4	623	123.9	-128	-21.5
Services and Maintenance	910	188.3	911	181.2	-1	7.1
Tools and Supplies	260	53.9	294	58.4	-34	-4.5
Depreciation(2)	575	119.1	652	129.8	-77	-10.7
Other	119	24.5	141	28.2	-22	-3.7
Total	6,455	1,336	6,962	1,385	-507	-49

(1) Includes limestone and dolomite
(2) The decrease of the depreciation in 2014 refers mainly to the revision of the useful lives of the assets perfomance.

We are self-sufficient in almost all raw materials used in the production of steel. The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we produce most of our coke necessities), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

We obtain all of our iron ore requirements from our Casa de Pedra mine located in the state of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the state of Minas Gerais. The coal and coke we consume are acquired from different international producers “See Item 4B—Raw Materials and Suppliers.”

Our steel production costs decreased R$507 million, or 7%, from R$6,962 million in 2013 to R$6,455 million in 2014, mainly due to the reduction in costs with raw materials, mainly due to lower costs with slabs purchased from third parties and lower costs with coke and coal.

Our costs regarding purchase of outsourced slabs from third parties decreased R$211 million, or 31%, from R$678 million in 2013 to R$467 million in 2014, due to lower consumption of slabs purchased from third parties given the lower production of rolled products.

Our coke costs decreased R$78 million, or 10%, from R$772 million in 2013 to R$694 million in 2014, corresponding to 11% of our steel production cost, mainly due to lower international coke prices and a decrease of 5% in consumption, partially offset by the depreciation of the real.

Our coal costs decreased R$52 million, or 7%, from R$800 million in 2013 to R$748 million in 2014, corresponding to 12% of our steel production cost, mainly due to lower international coal prices, partially offset by an increase of 2% in consumption and by the depreciation of the real.

Our scrap costs decreased R$40 million, or 35%, from R$114 million in 2013 to R$74 million in 2014, mainly due to lower consumption.

Other production costs regarding energy/fuel decreased R$128 million or 21%, from R$623 million in 2013 to R$495 million in 2014.

Mining

Our mining costs of products sold increased R$157 million, or 6%, from R$2,829 million in 2013 to R$2,986 million in 2014, mainly due to the increase in volume of iron ore sold. The unit cost per ton in 2014 decreased 10%, from R$131 in 2013 to R$118 in 2014 due to a dilution of fixed costs, given the higher production and sales volume.

Logistics

Cost of services attributable to our logistics segment increased R$85 million, or 11%, from R$806 million in 2013 to R$891 million in 2014, due to the increases of R$45 million and R$40 million in the costs of railway logistics and port logistic services, respectively. For railway logistics the increase of R$45 million was mainly due to an increase in costs from MRS. For port logistics services, the increase of R$ 40 million was the higher volume of steel products transported during the period.

Cement

Cost of products sold attributable to our cement segment increased R$19 million, or 7%, from R$277 million reported in 2013 to R$295 million in 2014, mainly due to the increase in sales volume. The unit cost per ton was R$135, remained stable in 2013 and 2014.

Energy

Cost of products sold attributable to our energy segment increased R$25 million, or 16%, from R$161 million in 2013 to R$187 million in 2014.

Gross Profit

Gross profit decreased R$355 million, or 7%, from R$4,889 million in 2013 to R$4,534 million in 2014, due to the decrease of R$1,186 million in net revenues partially offset by the decrease of R$830 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$389 million, or 16%, from R$2,431 million in 2013 to R$2,820 million in 2014.

Mining

Our gross profit in the mining segment decreased R$1,344 million, or 55% from R$2,467 million in 2013 to R$1,123 million in 2014.

Logistics

Gross profit in the logistics segment decreased R$47 million, or 10%, from R$463 million in 2013 to R$416 million in 2014.

Cement

Gross profit in the cement segment increased R$6 million, or 4.6% from R$139 million in 2013 to R$145 million in 2014.

Energy

Gross profit in energy segment increased R$88 million, or 173%, from R$50 million in 2013 to R$138 million in 2014.

Selling, general and administrative

Selling, general and administrative expenses increased R$120 million, or 9%, from R$1,360 million in 2013 to R$1,480 million in 2014. Selling expenses increased R$167 million, or 19%, from R$875 million in 2013 to R$1,042 million in 2014, mainly due to an increase of iron ore CIF sales (sales including insurance and freight costs), driven by our strategy of adding value to cargoes destined to Asian markets, while general and administrative expenses decreased R$47 million, or 10%, from R$485 million in 2013 to R$438 million in 2014.

Other operating income (expenses)

In 2014, we recorded a net expense of R$567 million in the “Other Revenue and Expenses” item, mainly due to the negative impact of  R$205 million regarding the reclassification of accrued losses from investments in shares recorded as available for sale.

In 2013 net operating expenses of R$568 million were mainly due to a negative impact of R$254 million regarding provision for tax, social security, labor, civil and environmental risks, R$233 million regarding REFIS program and R$216 million regarding an impairment due to the spin-off of  TLSA which were  partially offset by a R$474 million gain on share of control of TLSA. For more information see Note 22 to the consolidated financial statements included in “Item 18. Financial Statements”.

Equity Result in Results of Affiliated Companies

Equity result increased R$173 million, or 109%, from incomeof R$158 million in 2013 to  R$331 million in 2014, mainly due to the increase on the result of the jointly-controlled investee Namisa of R$133 million in 2013 and R$291 million in 2014, both proportional to our interest in this subsidiary.

The investment in Namisa is currently accounted under the equity method. After the closing of the transaction between CSN and the Asian consortium, as announced on December 12, 2014, the accounting impact will be revised based on the final terms of control of the agreement.  Details of the transaction between CSN and the Asian consortium and related conditions precedent for closing are described on  Item 4D. Property, Plant and Equipment, Acquisitions and Dispositions.

Operating Income

Operating income decreased R$302 million, or 10%, from R$3,120 million in 2013 to R$2,818 million in 2014 due to:

•         a decrease of R$355 million in gross profit and an increase of R$120 million in selling, general and administrative expenses, partially offset by;

•         an increase of R$173 million in equity result.

Financial expenses (income), net

In 2014, our net financial expenses increased R$570 million, or 23%, from R$2,512 million in 2013 to R$3,081 million in 2014, mainly due to:

•         an increase in interest expenses of R$364 million, or 13%, from R$2,740 million in 2013 to R$3,104 million in 2014, mainly due to the increase of R$549 million in financial expenses regarding borrowings and financing, due to an increase in gross debt. This increase was partially offset by a reduction of R$225 million from 2013 to 2014 due to a negative effect of R$277 million in 2013 regarding interest related to our adherence to the REFIS program.

•         a variation of R$205 million regarding monetary and exchange variations, from a revenue of R$56 million in 2013 to a loss of R$149 million in 2014, mainly due to the effect of the 13% average depreciation of the Real against the U.S. dollar.

Hedge Accounting

CSN regularly exports a large portion of its iron ore production, as well as steel products. The revenue in reais from these exports is impacted by the fluctuation of the exchange rate. On the other hand, CSN raises funds in foreign currency through loans and financing, in addition to imports of metallurgical coal and coke which are used in its steelmaking process, among other production inputs. These dollar liabilities act as a natural hedge for oscillations in export revenue.

In order to better reflect the effect of exchange fluctuations on its financial statements, as of 4Q14 CSN began to designate part of its dollar-denominated liabilities as a hedge for future exports. As a result, the exchange variation arising from these liabilities were temporarily booked under equity, being transferred to the income statement when said exports took place, thus allowing impacts from the exchange fluctuation on liabilities and exports to be recorded simultaneously. It is important to note that the adoption of hedge accounting does not involve the contracting of any type of financial instrument.For more information, see Note “11.d) Transactions with Derivative Financial Instruments” in our consolidated financial statements.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution tax. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Adjustments are made to the income in order to reach the effective tax expense or benefit in each fiscal year. As a result, our effective tax rate among exercises presents volatility.

The balances owed for these periods totaled a benefit of R$90 million in 2014 and an expense of R$207 million in 2013 (34% of income before taxes and adjustments to the income). After adjustments we recorded a benefit for income tax and social contribution of R$151 million in 2014, as compared to an expense of R$ 74million in 2013. Expressed as a percentage of pre-tax income, income tax moved from 12% in 2013 to 57% in 2014. For the year ended December 31, 2014, these adjustments totaled a benefit of R$61 million, comprised mainly of:

•         a positive R$113 million adjustment related to equity result;

•         a negative R$29 million adjustment related to tax loss and negative basis without deferred tax.

For further information, see Note 13 to our consolidated financial statements.”

For the year ended December 31, 2013, adjustments totaled an expense of R$133 million, comprised mainly of:

•         a positive R$550 million adjustment related to tax credits from subsidiaries, which increased tax gains;

•         a positive R$255 million adjustment related to interest on capital benefit, which increased tax gains;

•         a positive R$173 million adjustment related to income subject to special tax rates or untaxed, which increased tax gains;

•         a negative R$689 million adjustment related to the REFIS which increased tax expenses;

•         a negative R$167 million adjustment related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss) for the year

In 2014, the Company recorded a net loss of R$112 million, as compared to a net income of R$534 million in 2013.

Year 2013 Compared to Year 2012

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments,  considering the proportional interest in our jointly controlled entities, Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, reflected on figures described below, which may differ from those accounted according to IFRS.

In 2013, the financial statement was substantially impacted by the deconsolidation of Transordestina Logística S.A. which began to be recognized under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement.

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

Steel Production Cost	2013		2012		Variation
	R$ million	R$ / ton	R$ million	R$ / ton	R$ million	R$ / ton
Raw Materials	3.702	736,2	3.337	675,8	365,0	60,4
Iron Ore	372	74,1	280	56,7	92,0	17,4
Coal	800	159,1	1244	252,0	-444,0	-92,9
Coke	772	153,5	672	136,1	100,0	17,4
Metals	310	61,6	258	52,2	52,0	9,4
Outsourced Slabs	678	134,9	144	29,2	534,0	105,7
Pellets	400	79,5	366	74,1	34,0	5,4
Scrap	114	22,6	131	26,5	-17,0	-3,9
Other(1)	256	50,9	242	49,0	14,0	1,9
Labor	639	127,2	634	128,5	5,0	-1,3
Other Production Costs	2.621	521,5	2556	517,7	65,0	3,8
Energy / Fuel	623	123,9	567	114,8	56,0	9,1
Services and Maintenance	911	181,2	911	184,5	0,0	-3,3
Tools and Supplies	294	58,4	274	55,6	20,0	2,8
Depreciation	652	129,8	688	139,3	-36,0	-9,5
Other	142	28,2	116	23,5	26,0	4,7
Total	6.962	1.385	6.527	1.321,8	435,0	63,0
(1) Includes limestone and dolomite

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

Operating Income

Operating income increased R$2,401 million, or 334.0%, from R$719 million in 2012 to R$3,120 million in 2013. This increase was mainly due to:

         An increase of R$920 million in gross profit, as discussed above;

         A decrease of R$2,083 million in other operating income (expenses);

Partially offset by:

         An increase of R$119 million in selling, general and administrative expenses, as discussed above;

         A decrease of R$483 million in equity result, as discussed above;

Financial expenses (income), net

In 2013, our net financial expenses increased R$361 million, or 16.7%, from R$2,151 million in 2012 to R$2,512 million in 2013, mainly due to:

         an interest income decrease of R$220 million, or 56.1%, or, from R$392 million in 2012 to R$172 million in 2013, due to a reduction of R$52 million in returns on financial investments and the net effect of R$115 million of the REFIS in 2012 (Law 11,941/09 and MP 470/09);

         an interest expense increase of R$192 million, or 7.5%, R$2,547 million in 2012 to R$2,740 million in 2013, mainly due to the effect of R$277 million regarding our adherence to the REFIS in 2013 (Law 11,941/09 and Law 12,865/13), partially offset by a decrease of R$85 million in monetary restatement of tax payment installments; and

         a positive effect of R$52 million in exchange and monetary variation.

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

For the year ended December 31, 2013, adjustments totaled an expense of R$133 million and were comprised of:

         a R$255 million adjustment related to interest on capital benefit, which increased tax gains;

         a R$227 million adjustment related to income subject to special tax rates or untaxed, which increased tax gains;

         a R$31 million adjustment related to transfer pricing adjustment, which increased tax expenses;

         a negative R$689 million adjustment related to the REFIS which increased tax expenses;

         a R$167 million adjustment related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

         a positive R$550 million adjustment related to tax credits from subsidiaries, which increased tax gains; and

         a R$12 million effect related to other permanent deductions, which increased tax expenses.

For the year ended December 31, 2012, adjustments totaled a gain of R$465 million and were comprised of:

         a R$444 million adjustment related to equity income of subsidiaries at different rates or which are not taxable, which increased tax gains;

         a R$39 million adjustment related to non taxable income from the REFIS which increased tax gains;

         R$43 million related to tax loss and negative basis without constituted deferred tax, which decreased tax gains; and

         a R$24 million effect related to other permanent deductions, which increased tax gains.

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

R$ Million	2014	2013	2012
Profit/(Loss) for the year	(112)	534	(481)
Depreciation and amortization	1,245	1,094	1,086
Income tax and social contribution	(151)	74	(952)
Net financial result	3,081	2,512	2,151
EBITDA	4,063	4,214	1,804
Other operating income (expenses)	567	568	2,651
Share of profit (losses) of investees	(331)	(158)	(641)
Proportional EBITDA of Jointly Controlled investees[1]	430	781	718
Adjusted EBITDA	4,729	5,404	4,532

  ¹Proporcional EBITDA of Namisa, MRS Logística and CBSI were calculated based on the same method as detailed above, considering our interests on capital.

Adjusted EBITDA decreased R$675 million, or 12.5%, from R$5,404 million in 2013 to R$5,404 million in 2014, due to the decrease in the revenue from mining operations

Adjusted EBITDA increased R$872 million, or 19.2%, from R$4,532 million in 2012 to R$5,404 million in 2013, due to the increase in sales and average prices of iron ore and of steel.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures, repayment of debt and dividend payments. We have historically met these requirements by using cash generated from operating activities and through the issuance of short- and long-term debt instruments. We expect to meet our cash needs for 2015 primarily through a combination of operating cash flow, cash and cash equivalents on hand and newly issued long-term debt instruments.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, jointly controlled entities or affiliated companies, and fund these investments through internally generated funds, the issuance of debt, or a combination of such methods.

Sources of Funds and Working Capital

Year 2014 Compared to Year 2013

Cash Flows

Cash and cash equivalents decreased by R$1,310 million in 2014, compared to a decrease of R$1,896 million in 2013.

Operating Activities

  Cash provided by operations was R$1,188 million and R$2,198 million, in 2014 and 2013, respectively. The R$1,010 million decrease was mainly due to a higher need of working capital, which increased R$1,277 million, from R$1,903 million in 2013 to R$3,180 million in 2014, as explained below:

•         a decrease of the outstanding balance of the Tax Recovery Program (Refis) in the amount of R$1,103 million, due to the adherence to the Early Settlement of Tax Debts – Federal Law 13,043;

•         an increase of R$1,176 million in inventories mainly due to an increase of 41 days in the average inventory turnover, mainly due to the decrease in steel sales;

These effects were partially offset by an increase of R$1,423 million in trade payables mainly due to an increase of 27 days in the supplier payment period.

Investing Activities

We used cash in our investing activities in the total amount of R$1,658 million in 2014 and R$2,246 million in 2013. The decrease of R$588 million in cash used in investing activities was mainly due to R$642 million reduction of investments in fixed assets.

Financing Activities

Cash used in financing activities was R$896 million in 2014 compared to R$1,881 million in 2013. This R$985 million decrease was mainly due to:

•         a decrease in R$1,235 million in dividends and interest on capital paid;

•         a decrease of R$636 million in amortizations of borrowings and financings; and

These effects were partially offset by a disbursement of R$909 million in 2014 regarding the acquisition of our own shares, through buybacks programs, to be held in treasury for subsequent sale or cancellation.

Year 2013 Compared to Year 2012

Cash Flows

Cash and cash equivalents decreased by R$1,896 million in 2013, compared to a decrease of R$1,549 million in 2012.

Operating Activities

  Cash provided by operations was R$2,198 million and R$2,529 million, in 2013 and 2012, respectively. The R$331 million decrease was due to the decrease of R$62 million in net income adjusted for items that do not impact cash and a higher need in the amount of R$269 million in working capital management, as explained by:

-         a decrease of R$1,568 million in trade payables mainly due to decrease of 36 days in the supplier payment period, from 62 days in 2012 to 26 days in 2013, and also due to the completion of long steel plant in Volta Redonda, which generated greater settlement of supplier invoices;

This decrease was partially offset by:

-          an increase of R$572 million due the decision to participate in REFIS, law n°11,941/09 and law n°12,865/13;

-        an increase of R$314 million in recoverable taxes;

-      a decrease of R$94 million in inventories mainly due to better inventory management. In 2013 the average inventory turnover period fell by 14 days (from 78 days on December 31, 2012 to 64 days on December 31, 2013);

-         a decrease of R$71 million in interest paid in loans.

Investing Activities

We used cash in our investing activities in the total amount of R$2,246 million in 2013 and R$3,102 million in 2012. The decrease of R$856 million in cash used in investing activities was mainly due to:

         A R$360 million increase in cash from certain derivative financial instrument contracts, especially from the release of funds deposited in margin accounts;

           A R$246 million reduction of investments in fixed assets;

         A R$301 million decrease in investing activities from 2012 to 2013 due to the acquisition of SWT in 2012;

Financing Activities

Cash used in financing activities was R$1,881 million in 2013 compared to R$856 million in 2012. This R$1,025 million increase was mainly due to:

         a decrease of R$505 million in amortizations of borrowings and financings; and

         an increase of R$803 million in financing activities regarding the acquisition of SWT in 2012.

These effects were partially offset by:

         a decrease of R$1,823 million in proceeds from borrowings and financings; and

         an increase in R$461 million in dividends and interest on capital paid.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased 1 day to 31 days on December 31, 2014 from 30 days on December 31, 2013.

Days Sales in Inventory

Our days sales in inventory (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold increased 41 days to 105 days in 2014 from 64 days in 2013, mainly due to a decrease in steel sales volume.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold, increased 27 days to 53 days on December 31, 2014 from 26 days on December 31, 2013, mainly due to renegotiation with suppliers.

Liquidity Management

Given the capital intensive and cyclical nature of our industry, and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations, and to be prepared for potential investment opportunities. As of December 31, 2014, cash and cash equivalent totaled R$8,686 million, compared to R$9,996 million as of December 31, 2013.

In 2013, we took advantage of the strong liquidity conditions to extend the maturity profile of our debt. These activities were unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short term debt instruments in 2013, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2013, short-term and long-term indebtedness accounted for 9.6% and 90.4%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40 year term for the perpetual bonds issued in September 2010.  As of December 31, 2014, short-term and long-term indebtedness accounted for 9% and 91%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40 year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In 2014, we invested a total of R$ 2,405 million, R$872 million of which was allocated as follows: jointly controlled investees TLSA: R$512 million (100%); MRS Logística: R$301 million (33,3%); and Namisa: R$59 million (60%).

The remaining R$ 1,533 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$77 million; expansion of the steel service center at our CSN Mogi das Cruzes (Prada) facility: R$ 39 million; expansion of the Itaguaí Port (TECAR and TECON): R$172 million; expansion of the Casa de Pedra mine: R$267 million; expansion of the cement plant: R$481 million; and stay-in-business capex: R$ 497 million.

In 2014, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of services centers, as described in “Item 4B. Business Overview—Facilities.”

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

Debt and Derivative Instruments

At December 31, 2014 and 2013, total debt (composed of current and non-current portions of borrowings and financings) summed R$29,978 million and R$27,864 million, respectively, equal to 523% and 345% of the Shareholders’ equity at December 31, 2014 and 2013, respectively. At December 31, 2014, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$2,814 million and our long-term debt (composed of non-current borrowings and financings) totaled R$27,164 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

At December 31, 2014, approximately 54% of our debt was denominated in reais  and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures and swaps.  For a description of our derivative instruments, see Note 13.IV to our consolidated financial statements contained in “Item 18. Financial Statements.” Also see “Item 5A. Operating Results—Results of Operations—Year 2014 Compared to Year 2013”.

The components of R$2,814 million of our consolidated current portion of short-term debt outstanding at December 31, 2014 were:

Components	Average interest rate	Total (in millions of R$)
Fixed rate notes	4.14 - 10%	1,237
BNDES/Finame	TJLP +1.5% - 3.2% and Fixed 2.5% - 10%	85
Prepayment financing	1% - 7,5% and 106.5% - 110.79% - 105,8% - 111,2%	478
Debentures	105.8%-111.2% CDI	847
CCB	112.5% CDI	102
Perpetual bonds	7.00%	4
Others	1.2% - 8,00%	61
Total		2,814

The components of R$27,164 million of our consolidated long-term debt outstanding at December 31, 2014 were (amounts are reflected in long-term debt):

Components	Average interest rate	Total (in millions of R$)
Debentures	105.8%-111.2% CDI	1,550
Fixed rate notes	4.14 - 10%	4,996
BNDES/Finame	TJLP +1.5% - 3.2% and Fixed 2.5% - 10%	967
Perpetual bonds	7.00%	2,656
Prepayment financing	1% - 7,5% and 106.5% - 110.79% - 105,8% - 111,2%	9,396
CCB	112.5% CDI	7,200
Others	1.2% - 8,00%	399
Total		27,164

Debentures issued in July 2011, of R$1,150 million bearing interest at a rate of 110.8% of the CDI rate per annum and maturity in 2019.

         Debentures issued in September 2012, of R$1,565 million comprised of two series, one maturing in March 2015 and bearing interest at a rate of 105.8% of the CDI rate per annum, and one maturing in September 2015 and bearing interest at a rate of 106.0% of the CDI rate per annum.

         Debentures issued in March 2014, of R$400 million bearing interest at a rate of 111,2% of the CDI rate per annum and maturity in 2021.

Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by us and our offshore subsidiaries, including

         the U.S.$300 million bonds, 10% per annum coupon, and the U.S.$300 million notes, 8.25% per annum coupon, issued in 1997 with final maturity in 2047;

         the U.S.$400 million bonds, 10% per annum coupon, issued in September 2004 and January 2005 with final maturity in 2015, and

         the U.S.$750 million bonds, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

In July 2010, we issued U.S.$1 billion bonds, 6.50% per annum coupon and maturity date in July 2020, in January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of U.S.$200 million. The offering price was 106.00% and yield was 5.6% p.a.

We issued export credit notes, or NCEs:

         on September 30, 2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2018;

         on September 30, 2009, in the amount of R$300 million, in favor of Banco do Brasil S.A., due 2018;

         on May 21, 2010 in the amount of R$2.0 billion, in favor of Banco do Brasil S.A., through our subsidiary Congonhas Minérios S.A., due 2019.

         in April 2011, we issued another NCE, in the amount of R$1.5 billion; in favor of Banco do Brasil S.A., due to 2019.

         in February 2013, in the amount of R$ 200 million, in favor of Banco do Brasil S.A., due 2016.

         in February 2013, in the amount of R$ 45 million, in favor of HSBC Brasil., due 2016.

         in February 2013, in the amount of R$ 100 million, in favor of Bradesco., due 2016.

         in April 2013, in the amount of R$ 200 million, in favor of Banco do Brasil S.A., due 2017.

We contracted credit facilities from Caixa Econômica Federal (CEF), under its special credit for large companies, in the form of a bank credit bill, or CCB:

         on December, 2009, in the amount of R$2.0 billion and to be amortized in 156 months;

         on December, 2010, in the amount of R$1.0 billion and to be amortized in 156 months.

In 2011, we contracted two more CCBs:

         in February 2011, in the amount of R$2.0 billion and to be amortized in 94 months;

         in August 2011, in the amount of R$2.2 billion and to be amortized in 108 months.

In January 2012, we secured financing contracted through our subsidiary CSN Steel S.L., in the amount of €120 million, to partially fund the acquisition of all shares held by the Alfonso Gallardo Group, S.L.U. (“Grupo Gallardo”) in the following companies: SWT and Gallardo Sections S.L.U.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2014:

Maturity in	Principal Amount
(In millions of R$)
2016	2,906
2017	4,170
2018	4,528
2019	6,034
2020	5,089
2021 and thereafter	1,781
Perpetual bonds	2,656
Total	27,164

5C. Research & Development and Innovation

 CSN has continuously invested in Research and Development to improve its products and processes, thus meeting market demands and assuring customers' requirements.

In 2014 the total research and development expenditure for products and services amounted to US$5.4 million and new products and services research and development expenditure amounted to US$1.4 million.

Projects developed in 2014 include:

• Galvanized Advanced High Strength Steels for new applications in the Brazilian automotive market.

• Tin-plated steel new applications in the Brazilian market.

• Wire Rod mesh - Drawing Quality - and Rebars for civil construction.

Projects under development include:

• Hot-dip Galvanized Advanced High Strength Steels (AHSS) and Press Hardened Steels (PHS).

• IF (Interstitial Free) Wire rod for special purposes; Wire rod – CSN CHQ (Cold Heading Quality) and CSN Low ohmic resistivity

• New slim shape design of packing for condensed milk with thickness reduction.

5D. Trend Information

Steel

The WSA expects apparent steel consumption to grow by 2.0% worldwide in 2015 and 0.8% in China. The IABr estimates domestic sales of 20.8 million tons in 2015, with apparent consumption of 24.2 million tons. Also, the institute expects imports in Brazil to reach 3.5 million tons in 2015.

Mining

In 2014, the seaborne iron ore market was adversely affected  by a the substantial 47% price decrease, as the Platts Fe62% CFR China index fell from US$134.50/dmt at the beginning of the year to US$71.75/dmt at end of December. This decrease was due the substantial upturn in exports by the main Australian mining companies and the resilience of the high-cost Chinese producers along with the downturn in investments in the China’s real estate setor due to the gradual slowdown of the economy.

Nevertheless, Chinese annual iron ore imports increased by 13% when compared to 2013, reaching 897 million tons, while the global seaborne iron ore market grew by 11% to 1.29 billion tons, a new record.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments and also for “take-or-pay” contractual obligations. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2014

Aggregate Amount	Maturity
(In millions of R$)
Guarantees of Debt:
Transnordestina	2,496	Until 09/19/2056 and indefinite

Contingent Liability for Concession Payments(1) :
Concession	Type of service	2015	2016	2017	2018	After 2018	Total
Transnordestina Logística S.A.(2)	This concession has been granted in 1997 and recently had its original term extended to the earlier of 2057 or the date when Transnordestina Logística S.A. reaches a rate of annual return of 6.75% of its total investment.	-	-	-	-	-	-
MRS Logística S.A.	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,697	90,697	90,697	90,697	658,345	1,021,133
FTL - Ferrovia Transnordestina Logística S.A,	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,636	7,636	7,636	7,636	64,273	94,818
Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	263,858	263,858	263,858	263,858	1,055,432	2,110,864
Sepetiba Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	25,965	25,965	25,965	25,965	181,758	285,620
388,157	388,157	388,157	388,157	1,959,808	3,512,435

(1)         Other consortia members are also jointly and severally liable for these payments.

(2)        There is no contingent liability for concession payments since the Railway System II is under construction.

“Take-or-Pay” Contractual Obligations

Payments in the period (in millions of R$)
Type of service	2013	2014	2015	2016	2017	2018	After 2018	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	300,381	263,266	658,028	584,926	515,810	515,810	3,910,977	6,185,551
Unloading, storage, movement, loading and railroad transportation services.	-	5,570	9,046	9,046	-	-	-	18,092
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	886,883	1,011,416	421,417	130,831	29,292	29,292	146,772	757,605
Processing of slag generated during pig iron and steel production	50,964	49,739	9,731	7,074	7,074	7,074	30,065	61,017
Manufacturing, repair, recovery and production of ingot casting machine units.	40,596	40,250	2,986	-	-	-	-	2,986
1,278,824	1,370,241	1,101,208	731,878	552,176	552,176	4,087,813	7,025,251

Guarantees of Debt

We guarantee the loans that BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by September 19, 2056, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2014 was R$2,496 million.

Contingent Liability for Concession Payments

MRS Logística S.A

As of December 31, 2014, we held a 33.27% participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years,  We have contracts with MRS Logística S.A. for the transportation of iron ore from the mines of Casa de Pedra in Minas Gerais to Volta Redonda and coke and coal from the Port of Itaguaí (RJ) to Volta Redonda, and transportation of our exports  to the Ports of Itaguaí (RJ) and Rio de Janeiro (RJ).

As of December 31, 2014, R$1,021 million was the amount corresponding to CSN´s participation in the outstanding over the remaining 12 years of the concession.

FTL - Ferrovia Transnordestina Logística S.A.and Transnordestina Logística S.A.

We hold interest in companies that have concessions to operate the Northeastern railway system, which operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte and connects with the region’s leading ports, offering an important competitive advantage through opportunities for intermodal transportation solutions and made-to-measure logistics projects. Resolution No. 4,042/2013 issued by the ANTT authorized the partial spin-off of TLSA and, as a result, the Northeastern railway system is currently divided into the Railway System I, operated by FTL, and the Railway System II, operated by TLSA..

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

As of December 31, 2014, we held 88.41% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2014, R$91.5 million in concession payments was outstanding over the remaining 14 years of the concession.

As of December 31, 2014, we held 62.64% of the capital stock of TLSA, which represents a 14.66% decrease from the 77.30% participation we held in TLSA in 2013. The investment agreement entered into on September 20, 2013 provides for, among other things, funding sources for the completion of the project, including capital contributions, which once implemented could further dilute our equity participation in TLSA TLSA has a concession to operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,753 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession was granted in 1997 and had its original term extended until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its total investment.

Tecar

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro, for a term expiring in 2022 and renewable for another 25 years. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks, Casa de Pedra and Namisa by the Southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we undertook to load and unload at least 3.0 million tons of bulk cargo annually and to make available room to load and unload 2.0 million tons of third parties’ iron ore and pellets cargoes. As of December 31, 2014, R$2,111 million was outstanding over the remaining 7 years of the concession.

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port, located in the State of Rio de Janeiro. As of December 31, 2014, R$ 286 million of the cost of the concession was outstanding and payable over the remaining 11 years of the concession. For more information see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

“Take-or-Pay” Contractual Obligations

Namisa

Port Operating Services Agreement

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

High Silica ROM

On December 30, 2008, CSN entered into an agreement for the supply of high silica crude iron ore ROM to Namisa for a period of 30 years in volumes that range from 42.0 million tons to 54.0 million tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

Low Silica ROM

On December 30, CSN entered into an agreement for the supply of low silica crude iron ore ROM to Namisa for an effective period of 35 years in volumes that range from 2.8 million tons to 5.04 million tons per year.  CSN has received approximately R$424 million as an advance for part of the payments due for the supplies to be made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price of iron ore.

Transportation of iron ore, coal, coke, steel products, cement and mining products

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

Cement Transportation - CSN CIMENTOS

This agreement covers transportation of bagged cement from UPV to Rio de Janeiro, São José dos Campos and São Paulo. For 2014, the volume set was 376,251 tons; for 2015 will be 520,000 and for 2016, will be 573,751 tons. The volume set is 633,600 from 2017 until 2026. Under the terms of the agreement, we are committed to provide at least 80% of the volume of cement to MRS. This agreement is valid until 2026.

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

As of 2014, volume set for reduction products is 1,805,000 tons per year, with an acceptable variation of up to 5%.

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

Unloading, storage, movement, loading and railroad transportation services.

Unload services, storage, handling, loading and road transport on the route between the storage shed and the side of the ship. In 2014, we signed a three-year “take-or-pay” agreement by which we are committed to guarantee at least 75% of cargo for transport in the first year and at least 69% of volume through the end of the agreement.

       Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.

To secure gas supply (oxygen, nitrogen and argon), in 1994 we signed a 22-year “take-or-pay” agreement by which we are committed to acquire at least 90% of the gas volume guaranteed in the contract.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations.

To secure natural gas supply, in 2007 we signed a five-year “take-or-pay” agreement, by which we are committed to acquire at least 70% of the gas volume provided by the supplier.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations. In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract’s expiration. This agreement is valid until June 30, 2015.

To secure pellets supply, in 2009 we signed a 5-year “take-or-pay” agreement, by which we are committed to acquire at least 90% of the pellets volume provided by the supplier.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations.

We entered into a 20-year contract to secure natural gas supply.  According to the “take or pay” clause, we are committed to acquire at least 80% of the annual natural gas volume contracted from the supplier.

To secure energy supply, we entered into a 20-year agreement. According to the “take or pay” clause, we are committed to acquire at least 80% of the annual energy volume contracted from the supplier.

      Processing of slag generated during pig iron and steel production

CSN undertakes to acquire at least 3,000 metric tons of blast furnace mud for processing at CSN's mud concentration plant. This agreement is valid until March 31, 2023.

The supplier undertakes to perform the Scrap recovery Services resulting from the process of production of pig iron and steel from Presidente Vargas Steelworks, receiving by this process the equivalent in value the result of multiplying the unit price (U.S.$/t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 400,000 tons. This agreement is valid until January 31, 2015.

     Manufacturing, repair, recovery and production of ingot casting machine units.

The supplier provides Continuous Casting Machines Maintenance Services in steel production at Presidente Vargas Steelworks, with a guarantee of a minimum production of 350,000 tons per month. This agreement is valid until January 31, 2015.

5F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2014:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
Long-term accrued finance
charges(1)	18,470	2,653	4,858	3,155	7,804
Taxes payable in installments	54	28	21	4	1
Long-term debt (2)	27,094	2,882	8,664	11,112	4,436
“Take-or-Pay” contracts	7,025	1,101	1,284	1,104	3,536
Derivatives swap agreements(3)	148	170	-21	0	0
Concession agreements(4)	3,512	388	776	766	1,572

Purchase obligations:
Raw materials(5)	6.483	2.304	2.654	471	1.054
Maintenance(6)	806	484	310	0	12
Utilities/Fuel(7)	1,760	832	680	183	66
Total	9,050	3,620	3.644	654	1,132

(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices, on December 31, 2014, for futures with similar maturity to our derivative swap agreements.
(4)	Refers to TECON, TECAR, MRS and TLSA concessions agreements
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
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

Our Board of Directors is responsible for setting general guidelines and policies for our business and our Board of Executive Officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our Board of Directors was comprised of one Chairman and five members, and our Board of Executive Officers was comprised of our Chief Executive Officer and five Executive Officers.

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 28, 2015
Fernando Perrone	Member	September 26, 2002	April 28, 2015
Antonio Francisco dos Santos	Member	December 23, 1997	April 28, 2015
Yoshiaki Nakano	Member	April 29, 2004	April 28, 2015
Antonio Bernardo Vieira Maia	Member	April 30, 2013	April 28, 2015
Luis Felix Cardamone Neto	Member	April 25, 2014	April 28, 2015
Léo Steinbruch	Member	April 28, 2015	April 28, 2015

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	July 3, 2013
Enéas Garcia Diniz	Executive Officer	June 21, 2005	July 3, 2013
Paulo Rogério Caffarelli	Executive Officer	March 10, 2015	March 10, 2015
David Moise Salama	Executive Officer	August 2, 2011	July 3, 2013
Luis Fernando Barbosa Martinez	Executive Officer	August 2, 2011	July 3, 2013
Gustavo Henrique dos Santos Sousa	Executive Officer	May 23, 2014	May 23, 2014

The next election for our Board of Directors is expected to take place in April, 2016. The next election for our Board of Executive Officers is expected to take place in July.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002. He is also a member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute and member of the Interinstitutional Advisory Board, or CCI, of the Superior Court of the State of São Paulo. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Vice Chaiman of the Board of Directors of Textília S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Vicunha S.A., Fibra Cia. Securitizadora de Créditos Financeiros and Fibra Cia. Securitizadora de Créditos Imobiliários,  member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Officer of Rio Purus Participações S.A. and Officer of Rio Iaco Participações S.A. (all these companies belong to our controlling group), Chairman of the Board of Directors of Companhia Metalúrgica Prada and FTL – Ferrovia Transnordestina Logística S.A. (both companies are controlled by us), Chairman of the Board of Directors of Nacional Minérios S.A. and Transnordestina Logística S.A. (both companies are jointly controlled by us), Chairman of the Board of Directors of Banco Fibra S.A.,Chairman of the Deliberative Council of the CSN Foundation and Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda. and Haras Phillipson Ltda.. Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from Fundação Getúlio Vargas - FGV/SP.

Fernando Perrone. Mr. Perrone has been a member of our Board of Directors since September 26, 2002, and a member of our Audit Committee since June 24, 2005. He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002. Over the past five years, he served as member of the Board of Directors of Profarma - Distribuidora de Fármacos S.A., member of the Board of Directors of João Fortes Engenharia S.A., Energia Sustentável S.A., Libra Aeroportos – Aeroporto de Cabo Frio and FTL – Ferrovia Transnordestina Logística S.A., and deputy member of the Board of Directors of Transnordestina Logística S.A.. He also serves as an independent consultant in the infrastructure area. Mr. Perrone graduated in Business from a program sponsored by "Chimica" Bayer S.A., holds a Law degree from Universidade Federal Fluminense – UFF/RJ and has a graduate degree in Economics in the area of Capital Markets from Fundação Getulio Vargas – FGV/SP.

Antonio Francisco dos Santos. Mr. Santos has been a member of our Board of Directors since December 23, 1997. Over the past five years he served as Chairman of the Advisory Council of CSN’s Employee Investment Club (Clube de Investimento CSN). He also served as Planning and Support Officer of CSN and Chairman of CSN Invest. Mr. Santos graduated in Business and holds a graduate degree in Organization and Finance, both from the Coordination of Graduate Studies and Research - CECOPE, and an MBA in Industrial Strategy and Business Management from Universidade Federal Fluminense – UFF/RJ.

Yoshiaki Nakano. Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005. He also serves as a member of the Board of Directors of Transnordestina Logística S.A. and over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, and a member of the Conselho Superior de Economia (COSEC) of FIESP/Instituto Roberto Simonsen. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our Board of Directors on April 30, 2013 and a member of our Audit Committee since August 08, 2013, serving as Chairman of the Audit Committee since May 06, 2014. He is also CEO of BRG Capital Ltda. since July, 2005 and member of the Board of Directors of Transnordestina Logística S.A. and of FTL – Ferrovia Transnordestina Logística S.A.. From April, 1995 to May, 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A.. From April to December 2006, he served as a member of the Board of Directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup in Latin America and later as Chief of Staff in the Latin America Wealth Management division. Prior to that, he worked as an associate of Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981. He graduated in 1981 in Business and Public Administration from the Fundação Getulio Vargas.

Luis Felix Cardamone Neto: Mr. Cardamone Neto was elected member of our Board of Directors on April 25, 2014 and is also the CEO of Banco Fibra since October 2013, and a deputy member of the Board of Directors of Transnordestina Logística S.A. since December 2013. In the past five years, he served as executive officer of Santander Financiamentos and CEO of Webmotors, from December 2011 to September 2012 he acted as Executive Vice-President of Finance, from September 2012 to October 2013 he acted as Executive Vice-President of Finance, Insurance, Payroll-Deductible Loans and Real Estate Business, cumulatively holding the positions of (i) member of the Board of Directors of Banco RCI Brasil, (ii) member of the Board of Directors of TECBAN (iii) Head of the Vehicle Financing Division of FEBRABAN, and invited member of the Board of Directors of ZURICH. He has a degree in Business Administration from Faculdade de Administração de Empresas de Santos.

Léo Steinbruch: Mr. Steinbruch has been member of the Company’s Board of Directors since April 28, 2015 and is also member of the Board of Directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A., Vicunha Participações S.A., Vicunha Steel S.A., Vicunha Siderurgia and Textília S.A. and Executive Officer at CFL Participações S.A. and Taquari Participações S.A., and administrator of Fazenda Santa Otília Agropecuária Ltda.

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

Enéas Garcia Diniz. Mr. Diniz holds the position of Executive Officer in charge of the production area since June 21, 2005. He has been serving CSN since 1985, previously acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Officer and General Officer of the Presidente Vargas Steelworks. Mr. Diniz is also currently a member of the Board of Directors of Arvedi Metalfer do Brasil S.A., Cia. Metalic Nordeste, Companhia Florestal do Brasil, Companhia Metalúrgica Prada, Congonhas Minérios S.A., Itá Energia S.A., Nacional Minérios S.A. and Sepetiba Tecon S.A..He is also currently serving as Officer of Cia. Metalic Nordeste, Companhia Florestal do Brasil, Companhia Metalúrgica Prada, CSN Cimentos S.A., CSN Energia S.A., Estanho Rondônia S.A., Itá Energática S.A., Mineração Nacional S.A. and Fundação CSN. Mr. Diniz graduated in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management from Universidade Federal Fluminense - UFF/RJ and has an MBA from the Fundaçăo Dom Cabral Business School of Belo Horizonte.

David Moise Salama. Mr. Salama was elected Executive Officer on August 2, 2011, being in charge of the investor relations area. He has been serving CSN since 2006, having previously acted as Investor Relations Manager. He is also currently serving as Executive Officer of CSN Cimentos, S.A. and of Estanho de Rondônia S.A. and member of the Board of Directors of Cia. Metalic Nordeste, Companhia Florestal do Brasil, Congonhas Minérios and Sepetiba Tecon S.A., and also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS. Prior to joining CSN, Mr. Salama acted as Financial Controller Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PricewaterhouseCoopers. He is a member of the National Investor Relations Institute and of the Brazilian Institute of Investor Relations. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Program on Negotiation of Harvard Law School at Harvard University, United States.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected Executive Officer on August 2, 2011, being in charge of the steel and cement products commercial area. He has been serving CSN since 2002, having previously acted as Sales Officer. Mr. Martinez is also President of the Brazilian Association of Steel Packaging – ABEAÇO, Officer of Cia. Metalic Nordeste, Congonhas Minérios S.A., Estanho de Rondônia S.A., Mineração Nacional S.A., CSN Energia, S.A. and CSN Cimentos, S.A., member of the Board of Directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, Congonhas Minérios S.A., Nacional Minérios S.A., Companhia Florestal do Brasil, Companhia Metalúrgica Prada and MRS Logística S.A., and member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked in such company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM. Mr. Martinez graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited, Montreal, Canada.

Paulo Rogério Caffarelli. Mr. Caffarelli has been the Executive Officer responsible for the Company’s corporate areas since March 10, 2015. He has been a member of the Board of Directors of CBSS Visavale (Alelo) since 2014 and of Banco Votorantim since 2009, and Chairman of the Board of Directors of Brasilcap Capitalização since 2010. He worked for more than 30 years at Banco do Brasil, in the last five years of which in the following areas: wholesale, international business, private bank, capital market, insurance, private pension plans, capitalization, credit cards and individual loans. In the last five years, he was Executive Secretary of the Ministry of Finance, between 2014 and 2015, an alternate member of the Advisory Board of the Deposit Insurance Fund (FGC) between 2013 and 2014, CEO of BB Banco de Investimentos (BB-BI) and BB Leasing between 2012 and 2014, and a member of the Board of Directors of Vale S.A., between 2014 and the beginning of 2015, BB Gestão de Recursos (BB DTVM) between 2010 and 2014, BB Mapfre SH1 Participações, between 2011 and 2012,  and Mapfre BB SH2 Participações, between 2011 and 2012, Chairman of the Board of Directors of Brasilprev, between 2009 and 2012, IRB Brasil Resseguros, between 2010 and 2012 and CBSS Visavale (Alelo), between 2010 and 2012, Vice Chairman of the Board of Directors of Visanet (Cielo), between 2009 and 2012, President of Fenacap – National Capitalization Federation, between 2011 and 2012, BB Seguros Participações, between 2009 and 2012, BB Administradora de Cartões de Crédito, between 2009 and 2012, BB ELO Participações, between 2010 and 2012, and ABECS – Brazilian Association of Credit Card and Service Companies, between 2009 and 2012, Vice President of CNseg – National Confederation of Insurance Companies, between 2011 and 2012, a member of the Self-Regulating Board of Febraban – Brazilian Federation of Banks, between 2010 and 2011, a member of the Advisory Board of BBTUR, between 2009 and 2011, and a member of the Fiscal Council of Neoenergia between 2009 and 2010. Mr. Caffarelli has a degree in Law from the Pontifical Catholic University of Curitiba, an MBA in Corporate Law and Finance from the Getulio Vargas Foundation (FGV), and has completed specialization courses in Foreign Trade at the FAE/CDE Business School in Curitiba, and in International Trade Law at IBEJ Curitiba. He also has a Master’s degree in Business Administration and Economics from the University of Brasília.

Gustavo Henrique dos Santos Sousa. Mr Sousa was elected Executive Officer on May 23, 2014, and is in charge of the controlling, tax and fiscal planning and information technology areas. Prior to joining CSN, Mr. Sousa worked at Banco do Brasil S.A. for 14 years, where he acted in the following areas during the past five years: Director of Banco do Brasil Securities LLC. in New York from 2008 until 2011; Investor Relations General Manager during 2012 and 2013; and Controlling Officer in 2013 and 2014. Mr. Sousa has a degree in Business Administration from the Business School of the Universidade Federal do Rio Grande do Norte, has an MBA in Finance from Fundação Getúlio Vargas – FGV, an MBA from the Executive Program of Columbia Business School of New York and a Master in Economic Management Business from Universidade de Brasília – UnB.

Mr. Benjamin Steinbruch and Mr. Léo Steinbruch are cousins. There are no other family relationships between any of the persons named above. The address for all of our directors and executive officers is Av. Brigadeiro Faria Lima, 3400, 20th floor, Itaim Bibi, city of São Paulo, State of São Paulo, Brazil (telephone number 55-11-3049-7100).

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

6B. Compensation

For the year ended December 31, 2014, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$35 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee and Audit Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a Fiscal Committee (Conselho Fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the Fiscal Committee is to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Currently, we do not have a Fiscal Committee in place.

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

6D. Employees

As of December 31, 2012, 2013 and 2014, we had 21,232 and 21,962 and 22,801 employees, respectively.  As of December 31, 2014, approximately 3,600 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, a national union.  We believe we have a good relationship with Força Sindical.  We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 31 members, the Accountants’ Union with 2 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 292 members. At all other companies controlled by CSN, such as Prada, ERSA, Namisa and TLSA, we have a total of 1,347 members.

In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in Note 26 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

 6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Siderurgia and Rio Iaco Participações, our controlling shareholders.

All of our Executive Officers and members of our Board of Directors held an aggregate of 1,550 shares of our outstanding common shares as of December 31, 2014.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2014, our capital stock was composed of 1,387,524,047 common shares. Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2014, the number of our common shares owned by our major shareholders:

	Common Shares

		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Siderurgia S.A.(1)	697,719,990	50.29%
Rio Iaco Participações S.A. (1)	58,193,503	4.19%

(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

The Company’s transactions with related parties consists of (i) Transactions with Holding Companies (ii) Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties and (iii) Other unconsolidated related parties, which are detailed described in Note 17 to the consolidated financial statements included in “Item 18. Financial Statements”.

(i)                   The Vicunha Siderurgia S.A is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 51.34% of the voting shares and Rio Iaco Participações S.A which holds 4.28% of CSN voting capital.

(ii)                 Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, companies of the CSN Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.  The Company’s presents the details of the transactions in Note 17  item b) of our Consolidated Financial Statements.

(iii)                The Company holds other unconsolidated related parties with CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda and Companhia de Gás do Ceará.

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

Labor Contingencies

As of December 31, 2014, the Company and its subsidiaries were defendants in 7,503 labor claims, for which a provision has been recorded in the amount of R$ 444 million. Most of the claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, differences in the 40% fine on the severance pay fund (FGTS) deposits resulting from past federal government economic plans, and indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings, in general, result of occupational accidents, diseases and contractual disputes related to our industrial activities. As of December 31, 2014, the amount relating to probable losses for these contingencies was R$ 106 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2014, the amount relating to probable losses for civil contingencies relating to environmental issues was R$ 4 million.

Tax Contingencies

Among our tax contingencies there are charges for alleged non-payment of income tax and social contribution taxes in Brazil, for which a provision of R$ 130 million has been recorded in 2014.

REFIS I, REFIS II and Advance Tax Payment Program

In November 2009, we adhered to the REFIS I, a special settlement and installment payment program established by the Federal Government, to settle certain of our tax and social security liabilities due until November 2008. Law No. 12,865/2013 later extended the original deadline of the REFIS I (originally November 2009) to December 2013 and allowed the submission of additional tax and social security liabilities under the program. On December 31, 2013, the position of the debt under the REFIS I was R$1,142 million.

In November 2013, we adhered to the Tax Recovery Program for Profits of Foreign Subsidiaries, or REFIS II, a special settlement and installment payment program established by the Federal Government, to settle the Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) arising from the taxation of profits of foreign subsidiaries. We submitted to the REFIS II the outstanding debts related to the 2004-2009 fiscal years. On December 31, 2013, the position of the debt under the REFIS II was R$412 million.

Our decision to join both the REFIS I and the REFIS II took into consideration the economic benefits provided by such settlement programs, such as discounts in the amounts of fines, interest and legal charges due, as well as the high costs of maintaining pending lawsuits.

In November 2014, we adhered to the Advance Tax Payment Programs established by the Federal Government under Law 13.043/2014, which allowed settlement of active federal debts, including the debts that were covered by the REFIS I and REFIS II programs, through an advance payment of 30% of the total amount due in cash and the offset of the remaining amount due with tax losses. The total amount included in the program was R$1.603 million, resulting in an impact to the cash account of R$ 502 million and a positive result of R$ 79 million in our income statements. For more information, see Note 14 – Taxes Installments - to the consolidated financial statements included in “Item 14.a). Financial Statements

Antitrust

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

On April 10, 2014 CADE issued its decision on the matter and a term of undertaking (Termo de Compromisso de Desempenho), or TCD, was executed by CADE and CSN. Under the terms of CADE’s decision and the TCD, CSN shall reduce its interest in Usiminas, within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD.

Other Legal Proceedings

We are defendants in other proceedings at administrative and judicial levels, in the approximate amount of R$15,430 million, of which, R$ 13,500 million relate to tax contingencies, R$ 446 million to civil contingencies, R$ 1,369 million to labor contingencies and social security contingencies and R$115 million to environmental contingencies. The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded. Contingencies related to each of our subsidiaries are included proportionally to the percentage of these subsidiaries that we consolidate in our financial statements.

Our main tax contingency relates to a R$ 7,068 million tax assessment notice issued against the Company for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of the shares of its subsidiary Namisa to the Asian consortium.  On May 2013, the São Paulo Regional Judgment Office (lower administrative court) issued a decision favorable to us and cancelled the tax assessment notice. Such decision was partially reviewed by the Administrative Board of Tax Appeals (CARF) and the tax assessment notice was partially reinstated. The Bureau of Federal Public Attorneys filed an administrative appeal against CARF’s decision. We are waiting to receive formal notification of such decision to also file an administrative appeal.

In July 2012, the environmental public prosecutor of the State of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. The court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the public prosecutor. We presented a timetable considering the conclusion of all studies related to investigation phases, including the risk assessment and intervention plan, which were concluded in April 30, 2014.  We presented the studies resulting from our investigation to INEA and are awaiting for their response. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages.

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

After that, in May 2014, the state of Rio de Janeiro (INEA) filed a lawsuit to execute the debt. We are currently challenging both proceedings but no final decision on this matter has been issued to date.

Environmental and social contingencies for our logistics facilities and the implementation of the new railroad are being reviewed by the management  in accordance to the emergency attendance and the risk management plans established in 2014.

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

Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are also permitted to pay limited amounts of interest on Shareholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments may be counted in determining if the statutory minimum dividend requirement has been met, subject to shareholder approval.

For dividends declared during the past four years, see “Item 3A. Selected Financial Data.”

At our Annual Shareholders’ Meeting of April 28, 2015, our shareholders ratified the payment of:

•         R$425 million as dividends relating to 2014, which were already approved by the Board of Directors Meeting held on February 28 2014, and paid to the shareholders;

•         R$275 million as dividends relating to 2014, which were already approved by the Board of Directors Meeting held on December 30 2014, and paid to the shareholders.

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

In accordance with Brazilian Corporate Law, shareholders are entitled to receive as a mandatory dividend in each fiscal year, either (i) the portion of the profits as may be stated in the bylaws of the company or, in the event the latter is silent in this regard, (ii) an amount equal to 50% of the net profits as increased or reduced by: (a) amounts allocated to the legal reserve; (b) amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (c) any reversion of contingency reserves constituted in prior years. The payment of dividends may be limited to the amount of net profits realized during the fiscal year, provided that the difference is recorded as a reserve for unrealized profits. Profits recorded in the reserve for unrealized profits, when realized and not absorbed by losses in subsequent years, have to be added to the first dividend declared after their realization. Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted net profits, which amount shall include any interest paid on capital during that year. See “Mandatory Dividends” below.

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

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted profits (the “Mandatory Dividend”) in any particular year, which amount shall include any interest paid on capital during that year. See “Additional Payments on Shareholders’ Equity” below. In addition to the Mandatory Dividend, our Board of Directors may recommend that shareholders receive an additional payment of dividends from other funds legally available. Any payment of interim dividends may be netted against the amount of the Mandatory Dividend for that fiscal year. Under Brazilian Corporate Law, if the Board of Directors determines prior to the Annual Shareholders’ Meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend does not need to be paid. That type of determination must be reviewed by the Fiscal Committee, if one exists, and reported, together with the appropriate explanations, to the shareholders and to the CVM. Mandatory dividends not distributed as described above shall be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be paid as a dividend as soon as our financial condition allows for it.

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

The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for 2014 was 5.0%.

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

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the BM&FBOVESPA (per common share) and the ADSs on the NYSE for the periods indicated:

Common Shares(1)			American Depositary Shares(1)
	U.S.$ per Share(2)		Volume	U.S.$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2010
Year end	20.81	13.37	3,637	20.76	13.38	5,36
2011
Year end	17.98	7.23	3,422	18.33	7.31	4,84
2012
Year End	10.83	4.56	4,817	10.88	4.55	6,148
2013
First quarter	5.56	3.88	5,561	5.39	3.91	5,213
Second quarter	4.31	2.45	7,866	4.00	2.54	6,103
Third quarter	4.14	2.14	8,381	4.06	2.24	6,822
Fourth quarter	6.08	3.95	6,216	5.93	4.00	6,753
Year End	6.08	2.14	7,047	5.93	2.24	6,239
2014
First quarter	6.08	3.66	6,407	5.47	3.39	6,080
Second quarter	4.45	3.83	5,727	4.17	3.58	3,919
Third quarter	5.24	3.55	5,679	4.88	3.30	5,513
Fourth quarter	3.69	1.71	6,054	3.49	1.54	5,277
Year End	2.41	2.17	5,839	2.05	1.82	5,907
2015
First quarter	1.94	1.56	5,879	2.02	1.45	2,971

Month Ended:
October 31, 2014	3.69	3.23	5,777	3.49	3.02	4,978
November 30, 2014	3.32	2.39	5,748	3.02	2.17	5,403
December 31, 2014	2.39	1.71	6,663	2.16	1.54	5,480
January 31, 2015	2.14	1.56	6,945	2.02	1.45	3,762
February 28, 2015	1.87	1.55	5,238	1.76	1.52	2,455
March 31, 2015	1.94	1.63	5,386	1.87	1.53	2,697

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

As of April 28, 2015, the closing sale price (i) per common share on the BM&FBOVESPA was of R$7.89 and (ii) per ADS on the NYSE was of US$2.61. The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2014, approximately 342,466 million, or approximately 24.7%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 172 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 61 million common shares, representing 10.0% of our outstanding common shares.

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2014, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.2 trillion (or US.$844 trillion). In contrast, as of December 2014, the aggregate market capitalization of the NYSE was US$26.97 trillion. The average daily trading volume of the BM&FBOVESPA and NYSE for December 2014 was of approximately R$7.2 billion (or US.$2.7 billion) and U.S.$126.1 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire”

As of December 31, 2014, we accounted for approximately 0.35% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012	68,394	52,481	60,952
2013	63,472	44,816	51,507
2014	62,304	44,904	50,007
2015 (through March 31)	51,966	48,293	51,150

The IBOVESPA index closed at 51,150 on March 31, 2015. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

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

Such requirements include provisions that:

         Establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the shareholders at a shareholders’ meeting and of management of the company, or any other facts related to a company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

         Specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of the company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

         Oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

         Require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

         Require the acquirer of a controlling stake in a corporation to disclose material facts, including its intentions as to whether or not to de-list the corporation’s shares within one year from the acquisition of such controlling stake;

         Establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and

         Forbid trading on the basis of material non-public information.

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

CVM Rule No. 481 is intended to (i) improve the quality of information disclosed by publicly held companies to shareholders and to the market in general, favoring the use of Internet as a vehicle to that end; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, especially for companies with widely dispersed capital; and, consequently (iii) facilitate the oversight of corporate businesses.

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

Capital Stock

On December 31, 2013 our capital stock was composed of 1,387,524,047 common shares. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Pursuant to Brazilian Corporate Law, shareholders voting at a shareholders’ meeting have the power to: (i) amend our bylaws; (ii) elect or dismiss members of our Board of Directors (and members of the Fiscal Committee) at any time; (iii) receive and approve the annual management accounts, including the allocation of net profits and payment of the mandatory dividends and allocation to the various reserve accounts; (iv) authorize the issuance of debentures in general; (v) suspend the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration of the subscription of shares in our capital stock; (vii) authorize the issuance of founders’ shares; (viii) pass resolutions authorizing reorganization of our legal form, a merger, consolidation or split of the company, dissolution and liquidation of the company, election and dismissal of our liquidators and to examine their accounts; and (ix) authorize management to declare the company insolvent and to request a recuperação judicial or recuperação extrajudicial (a procedure involving protection from creditors similar in nature to a reorganization under the U.S. Bankruptcy Code), among others.

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

Resolution No. 2,689 dated March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

       the removal of restrictions on investments by portfolio composition (e.g., equities, fixed income and derivatives); and

       permission for foreign individuals and corporations to invest in the Brazilian market, in addition to foreign institutional investors.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (”Non-Resident Holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (a ”2,689 Holder”).

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

It is important to note that as from January 1st, 2008, Brazil has adopted new GAAP, following IFRS standards. As from such date, Brazilian income taxes were calculated under a temporary regime called Transitional Tax Regime (RTT, in the Portuguese acronym).  The goal of such regime was to neutralize the impacts on the calculation of the corporate income tax in Brazil that could derive from the adoption of the new GAAP. Law 12.973 was then enacted in 2013, with the goal to adapt Brazilian tax legislation, based on the new GAAP, eliminating the RTT. With the introduction of the new rules, the law determined that, for fiscal year 2014, any dividends paid out of accounting profits which, for any reason, would be higher than the “tax profits” calculated according to the RTT, would be subject to withholding income tax in Brazil. Nonetheless, CSN does not have relevant accounting adjustments which could result in a lower “tax profit” as compared to the group’s accounting profit, reason why no withholding income tax shall be levied on any future distribution of dividends paid out of profits generated in 2014. As from fiscal year 2015, since there is no “tax profit” under the RTT, no potential exposure should exist, and the exemption for dividends is normally applicable again.

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Federal Government's Long-Term Interest Rate or TJLP, as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

Payment of interest on shareholders' equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a tax haven.

For this purpose, a ”tax haven” or ”low-tax regime” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (”Tax Haven Jurisdiction”). These payments of interest on shareholders' equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders' equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Taxation of Gains

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

         are exempt, when realized by a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction;

         are subject to income tax at a rate of 15% in case of gains realized by (A) a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; or (B) a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction; and

         are subject to income tax at a rate of up to 25% in case of gains realized by a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

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

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

         are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 2,689 Holder; and

         are subject to income tax at a rate of up to 25% when realized by a Non-Resident Holder that is resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 2,689 Holder.

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

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for the ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the common shares, as the case may be, is lower than:

         the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

         if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

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

IOF on Bonds and Securities Transactions

IOF may also be levied on transactions involving bonds and securities(“IOF/Securities”), including those carried out on a Brazilian stock, futures or commodities exchanges. The rate of the IOF/Securities applicable to most transactions involving common shares is currently zero percent. The Brazilian Government may increase the rate of the IOF/Exchange up to 1.5% per day at any time, but such an increase will only apply in respect of future transactions.

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

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of Shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADSs depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

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

Distributions of additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our Shareholders generally will not be subject to U.S. federal income tax.

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

Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other taxable disposition of common shares or ADSs unless:

        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (or is attributable to a permanent establishment maintained in the United States by that Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for that Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of the common shares or ADSs); or

        in the case of a Non-U.S. Holder who is an individual, that Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply.

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

Market Risk Exposures and Market Risk Management

Our treasury department is responsible for managing our market risk exposures. We use some internal controls in order to:

         help us understand market risks;

         reduce the likelihood of financial losses; and

         diminish the volatility of financial results.

The principal tools used by our treasury department are:

         “Sensitivity Analysis,” which measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows; and

         “Stress Testing,” which measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

Following is a discussion of the primary market risk exposures that we face together with an analysis of the exposure to each one of them.

Interest Rate Risk

We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, as well as managing the currency and maturity of debt, we manage interest costs through a balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive, but lower risk, fixed-rate debt. We can use  derivatives to achieve the desired ratio between floating-rate debt and fixed-rate debt. The desired ratio varies according to market conditions: if interest rates are relatively low, we will shift towards fixed rate debt.

We are basically exposed to the following floating interest rates:

                     U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments,

                     TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

                     CDI (benchmark Brazilian real  overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 2014* (amortization)	Notional amount	2015	2016	2017	2018	2019	Thereafter

U.S. dollar LIBOR	4,364	328	539	645	373	1,191	1,288

U.S. dollar fixed rate	8,760	1,108	-	-	-	1,992	5,660

CDI	14,879	783	2,207	3,380	4,011	2,694	1,804

Euro fixed rate	385	-	77	77	77	77	77

TJLP	1,003	53	61	61	61	77	690

Other	79	36	21	7	6	2	7

		Maturities
Exposure as of December 2013* (amortization)	Notional amount	2014	2015	2016	2017	2018	Thereafter

U.S. dollar LIBOR	2,743	298	158	476	476	215	1,120

U.S. dollar fixed rate	7,940	52	977	-	-	-	6,911

CDI	15,260	1,783	1,949	2,563	2,991	3,623	2,351

Euro fixed rate	386	-	-	77	77	77	155

TJLP	1,016	70	75	81	81	81	628

Other	80	31	23	13	4	2	7

*All figures in R$ million.

Our cash and cash equivalent were as follows:

	December 31, 2014	December 31, 2013	Exposure
Cash in reais:	747	449	CDI
Cash in U.S. dollars:	2,989	4,073	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2014		December 2013
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	3.08	4.26	3.54	5.04
U.S. dollar fixed rate	7.15	13.73 (with perpetual bond)	7.15	14.73 (with perpetual bond)
Euro fixed rate	3.88	3.09	3.88	4.09
Real Fixed	8.00	1.14	-	-
CDI	111.11% of CDI	3.54	110.88 of CDI	3.65
TJLP	1.36	7.89	1.36	8.45

We conduct Non Deliverable Forward (NDF) agreements to ensure the forward purchase of U.S. dollars, which are settled, without physical delivery, by the difference in contracted R$/U.S.$ buy parity against the R$/U.S.$ sell parity, with is the Sale Ptax T-1 to maturity and exchange swap agreements to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. For the duration of our U.S. dollar fixed-rate derivatives, see tables below:

December 31, 2014
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	10	-	2

Dollar-to-real swap (NDF)	U.S. Dollar	1.218	-	20

Dollar-to-euro swap (NDF)	Euro	90	-	9

Fixed rate-to-CDI interest rate swap	Real	345	-	417

December 31, 2013
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	110	-	116

Dollar-to-real swap (NDF)	U.S. Dollar	293	-	128

Dollar-to-euro swap	U.S. Dollar	11,8	-	102

Dollar-to-euro swap (NDF)	Euro	90	-	50

LIBOR-to-CDI interest rate swap	U.S. Dollar	21,5	1.25%	132

Fixed rate-to-CDI interest rate swap	Real	345	-	782

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

Our exposure to the U.S. dollar is due to the following contract categories:

                     U.S. dollar-denominated debt;

                     offshore cash;

                     currency derivatives;

                     U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

                     offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2014	December 31, 2013
U.S. dollar Liabilities
Loans and financing	4,999	4,590
Trade accounts payable	218	40
Intercompany loans	17	34
Others	19	9
Total Liabilities	5,253	4,673

U.S. dollar Assets
Offshore cash and cash equivalents	2,943	4,087
Guarantee margin	-	-
Trade accounts receivable	203	303
Advances to suppliers	-	-
Intercompany loans	137	154
Other	0,2	21
Total Assets	3,283	4,565

Total U.S. dollar Exposure	(1,970)	(108)

Derivative notional	1,228	403
Cash Flow – Hedge Accounting	775	-

Total U.S. dollar Net Exposure	33	295

Our exposure to the Euro is due to the following contract categories:

         Euro-denominated debt;

         offshore cash;

         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

         offshore investments: assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2014	December 31, 2013
Euro Liabilities
Loans and financing	121	121
Trade accounts payable	6	2
Others	44	17
Total Liabilities	171	140

Euro Assets
Offshore cash and cash equivalents	5	1
Trade accounts receivable	10	34
Intercompany loans	-	78
Advances to suppliers	-	-
Other	12	54
Total Assets	27	167

Total Euro Exposure	144	27

Derivative notional	(90)	(90)

Total Euro Net Exposure	(234)	(63)

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

The real  exchange rate is significantly volatile. Between 2004 and 2014 the exchange rate had an annual volatility around 14,5%.

Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios (1 and 2) are 25% and 50% to the underlying asset appreciation, using as a benchmark the closing exchange rate as of December 31, 2014 for the dollar-to-real swap R$2.6562, the dollar-to-euro swap, R$1.2149, and the euro-to-real swap R$3.2270.

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI swap	10,000	Dollar	30,414	(7,604)	(15,207)
Dollar-to-real swap (NDF)	1,218,000	Dollar	153,251	(805,928)	(1,611,856)
Hedge accounting of exports	775,000	Dollar	120,633	(514,639)	(1,029,278)
Exchange position functional currency BRL	(1,969,886)	Dollar		1,308,103	2,616,206
(not including exchange derivatives above)

Consolidated exchange position	33,114	Dollar		(20,068)	(40,135)
(including exchange derivatives above)
Dollar-to-euro swap (NDF)	(90,000)	Euro	6,722	67,068	132,297
Exchange position functional currency BRL	(143,723)	Euro		115,949	231,897
(not including exchange derivatives above)

Consolidated exchange position	(233,723)	Euro		183,017	364,194
(including exchange derivatives above)
Dollar-to-euro swap	80,129	Dollarr	9,227	43,511	167,089

         Sensitivity analysis of interest rate swaps

The Company considered scenarios (1 and 2) are 25% and 50% on interest rate (CDI) appreciation on December 31, 2014.

					12/31/2014
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	21,301	(15,239)	(30,633)

Dollar-to-CDI interest rate swap	10,000	CDI	25,068	(160)	(318)

         Sensitivity analysis of changes in interest rate

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2014 in the consolidated financial statements.

In millions of R$

		Impact on profit or loss
Changes in interest rates	% p.a	12/31/2014	12/31/2013
TJLP	5.00	2,548	2,5
Libor	0.36	792	5,7
CDI	11.57	86,198	71,5

         Share market price risk

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2014, such reimbursements totaled U.S.$0.7 million.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission. Based on the assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, dated April 27, 2015 on the effectiveness of our internal control over financial reporting as of December 31, 2014, see “Item 18. Financial Statements”.

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

The Code of of Ethics was updated during 2011 and copies were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the dedication to the established values.

There was no amendment to or waiver from any provision of our Code of Ethics in 2014. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our websites www.csn.com.br or www.csn.com.br/ir.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2014 and 2013, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2014	2013
	(In thousands of R$)
Audit fees	3,527	3,399
Audit – related fees	3,882	767
Tax fees	-	-
Total	7,409	4,166

Audit fees

Audit fees in 2014 and 2013 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2014 these fees refer mainly to due diligence process. In 2013 these fees refer mainly to comfort letters for offering of bonds and due diligence processes.

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2014 and 2013 there were no fees for tax services provided by our independent auditors.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Throughout the year of 2014, in accordance with the limits and provisions of CVM Instruction No. 10/80, our Board of Directors approved various share buyback programs with the purpose of hold in treasury for subsequent disposal or cancellation:

Program	Board´s Authorization	Authorized Quantity	Program Period	Number Bought back	Shares Cancellation	Balance in Treasury
1st	03/13/2014	70,205,661	03/14/2014-04/14/2014	2,350,000		2,350,000
2nd	04/15/2014	67,855,661	04/16/2014-05/23/2014	9,529,500		11,879,500
3rd	05/23/2014	58,326,161	05/26/2014-06/25/2014	31,544,500		43,424,000
4th	06/26/2014	26,781,661	06/26/2014-07/17/2014	26,781,661		70,205,661
	07/18/2014				60,000,000	10,205,661
5th	07/18/2014	64,205,661	07/18/2014-08/18/2014	240,400		10,446,061
	08/19/2014				10,446,061
6th	08/19/2014	63,161,055	08/19/2014-09/25/2014	6,791,300		6,791,300
7th	09/29/2014	56,369,755	09/29/2014-12/29/2014	21,758,600		28,549,900
8th *	12/30/2014	34,611,155	12/31/2014-03/31/2015

(*) After the end of the reporting period, the Company bought back 1,841,100 shares under this program.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law, our Code of Ethics or institutional handbook:

       insider trading policy for securities issued by us;

       disclosure of material facts;

       disclosure of annual financial reports;

       confidential policies and procedures; and

       Sarbanes-Oxley Disclosure Committee’s duties and activities.

16H. Mine Safety Disclosure

Not applicable as none of our mines are located in the United States and as such are not subject to the Federal Mine Safety and Health Act of 1977 or the Mine Safety and Health Administration.

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item. See “Item 18. Financial Statements.”

PART III

Item 18. Financial Statements

The following consolidated financial statements of the Registrant, together with the reports of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Consolidated financial statements:
Balance sheets as of December 31, 2014 and 2013	FS- 1
Statements of income for the years ended December 31, 2014, 2013, and 2012	FS- 3
Statements of comprehensive income for the years ended December 31, 2014, 2013, and 2012	FS- 4
Statements of cash flow for the years ended December 31, 2014, 2013, and 2012	FS-5
Statements of changes in shareholders’ equity for the years ended December 31, 2014, 2013, and 2012 Notes to consolidated financial statements	FS-6 FS-7

The following consolidated financial statements of Namisa, together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2014 and 2013	FS- 1
Statements of income for the years ended December 31, 2014 and 2013	FS- 3
Statements of comprehensive income for the years ended December 31, 2014 and 2013	FS- 4
Statements of cash flow for the years ended December 31, 2014 and 2013	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2014 and 2013	FS- 6
Notes to consolidated financial statement	FS- 7

Item 19. Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN, as amended to date.
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
2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt (corporate by reference from the Registration Statement on Form F-6POS filed with the SEC on January 5, 2011)

4.1*

Share Purchase Agreement, dated October 21, 2008, among CSN, Big Jump Energy Participações S.A., Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nishin Steel Co., Ltd., and Posco. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.2*

Amendment to the Share Purchase Agreement, dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013)

4.3*

Shareholders Agreement of Nacional Minérios S.A., dated October 21, 2008, between CSN and Big Jump Energy Participações S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.4*

Amendment to the Shareholders’ Agreement of Nacional Minérios S.A., dated June 30, 2011. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 14, 2013)

4.5*

High Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.6*

Low Silica ROM Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.7*

Iron Ore Supply Contract, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.8*

Port Operating Services Agreement, dated October 21, 2008, between CSN and Nacional Minérios S.A. (incorporated by reference from Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2010)

4.9*+

Investment Agreement, dated November 11, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A.

4.10+

Transitional Agreement, dated November 11, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, ITOCHU Corporation, JFE Steel Corporation, Kobe Steel, Ltd., Nisshin Steel Co., Ltd., Congonhas Minérios S.A. and Nacional Minérios S.A.

8.1+	List of Subsidiaries
12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Principal Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Principal Financial Officer.
15.1+	Management’s report dated April 27, 2015, on the effectiveness of our internal control over financial reporting as of December 31, 2014.
15.2+	Consent of Snowden do Brasil Consultoria Ltda.

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

April 30, 2015	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Gustavo Henrique Santos de Sousa Gustavo Henrique Santos de Sousa
	Title:	Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the internal control over financial reporting of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the years ended December 31, 2014 and 2013 of the Company and our report dated April 27, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

April 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2104. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued byInternational Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO and our report dated April 27, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

April 27, 2015

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets
	Note	2014	2013
CURRENT ASSETS
Cash and cash equivalents	3	8,686,021	9,995,672
Trade receivables	4	1,753,056	2,522,465
Inventories	5	4,122,122	3,160,985
Other current assets	6	1,374,303	722,920
Total current assets		15,935,502	16,402,042

NON-CURRENT ASSETS
Investments measured at fair value		34,874	30,756
Deferred income taxes	13b	2,616,058	2,770,527
Other non-current assets	6	947,420	1,835,325
		3,598,352	4,636,608

Investments	7	13,665,453	13,487,023
Property, plant and equipment	8	15,624,140	14,911,426
Intangible assets	9	943,653	965,440
Total non-current assets		33,831,598	34,000,497

TOTAL ASSETS		49,767,100	50,402,539

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity

	Note	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Payroll and related taxes		219,740	208,921
Trade payables		1,638,505	1,102,037
Taxes payable		318,675	304,095
Borrowings and financing	10	2,790,524	2,642,807
Other payables	12	845,109	972,851
Provisions for tax, social security, labor and civil risks	15	550,385	333,519
Total current liabilities		6,362,938	5,564,230

NON-CURRENT LIABILITIES
Borrowings and financing	10	27,092,855	25,103,623
Other payables	12	9,315,363	10,061,571
Deferred income taxes	13b	238,892	268,833
Provisions for tax, social security, labor and civil risks	15	195,783	479,664
Pension and healthcare plan	25c	587,755	485,105
Provision for environmental liabilities and decommissioning of assets	16	238,539	370,454
Total non-current liabilities		37,669,187	36,769,250

Shareholders Equity	18
Issued capital		4,540,000	4,540,000
Capital reserves		30	30
Earnings reserves		1,131,298	2,839,568
Other comprehensive income		25,140	716,972
Total equity attributable to owners of the Company		5,696,468	8,096,570

Non-controlling interests		38,507	(27,511)

Total equity		5,734,975	8,069,059

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		49,767,100	50,402,539

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2014	2013	2012
Net Revenue from sales and/or services	20	16,126,232	17,312,432	15,228,589
Cost of sales and/or services	21	(11,592,382)	(12,422,706)	(11,258,667)

Gross profit		4,533,850	4,889,726	3,969,922

Operating expenses		(1,715,837)	(1,769,972)	(3,251,353)
Selling expenses	21	(1,041,975)	(874,875)	(773,488)
General and administrative expenses	21	(438,383)	(485,090)	(467,920)
Other operating income	22	90,488	566,063	110,901
Other operating expenses	22	(657,127)	(1,134,208)	(2,762,282)
Equity in results of affiliated companies		331,160	158,138	641,436

Profit before finance income (costs) and taxes		2,818,013	3,119,754	718,569
Financial income	23	171,552	171,984	391,844
Financial costs	23	(3,252,985)	(2,683,583)	(2,543,195)

(Loss) Profit before income taxes		(263,420)	608,155	(1,432,782)

Income tax and social contribution	13a	151,153	(74,161)	952,208

Net income (loss) for the year		(112,267)	533,994	(480,574)

(Loss) Profit for the year attributed to:
Companhia Siderúrgica Nacional		(105,218)	509,025	(420,113)
Non-controlling interests		(7,049)	24,969	(60,461)

Earnings per common share - (reais/share)
Basic	18g	(0.07443)	0.34913	(0.28815)
Diluted	18g	(0.07443)	0.34913	(0.28815)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	Note	2014	2013	2012
Consolidated profit for the year		(112,267)	533,994	(480,574)
Other comprehensive income		(691,832)	330,648	1,753,100
Cumulative translation adjustments for the year		28,227	218,927	147,735
Actuarial gains on defined benefit plan from investments in subsidiaries		2,221
Actuarial (losses) gains on defined benefit pension plan		(95,175)	97,478	160,923
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan		32,360	(33,142)	(54,714)
Change in fair value of available-for-sale assets financial assets		(971,808)	66,793	(12,620)
Income tax and social contribution on available-for-sale financial assets		330,415	(22,709)	4,291
Impairment of available-for-sale assets	11	205,000	5,002	2,284,068
Income tax and social contribution on impairment of available-for-sale assets		(69,700)	(1,701)	(776,583)
(Loss) gain on percentage change in investments		(73,754)
(Loss) gain on cash flow hedge accounting	11	(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	11	41,015
Comprehensive income for the year		(804,099)	864,642	1,272,526
Attributable to:
Attributed to owners of the Company		(797,050)	839,673	1,332,987
Attributed to non-controlling interests		(7,049)	24,969	(60,461)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

	Note	2014	2013	2012

Profit for the year		(112,267)	533,994	(480,574)
Accrued charges on borrowings and financing		2,782,681	2,233,500	2,203,057
Charges on loans and financing granted		(41,373)	(54,217)
Depreciation/ depletion / amortization	8.b	1,281,485	1,155,593	1,100,472
Equity in results of affiliated companies	24	(331,160)	(158,138)	(641,436)
Deferred income tax and social contribution		(679,323)	(1,216,594)	(1,274,207)
Provision for tax, social security, labor and civil risks		5,302	97,371	232,308
Monetary variations and exchange differences		1,185,761	1,638,653	1,010,237
Provision of swaps/forwards transactions		4,869	21,643	9,166
Impairment of available-for-sale assets	11	205,000	5,002	2,022,793
Proceeds from disposal of assets	22	15,232	31,660	9,759
Provision for actuarial liabilities		7,350	13,488	(30,655)
Impairment loss adjustment			48,469
Gain on loss of control over Transnordestina	7		(473,899)
Impairment of the Transnordestina old railway network	7		216,446
Other provisions		44,825	7,985	47,945
Cash generated from operations		4,368,382	4,100,956	4,208,865

Trade receivables - third parties		88,736	(225,028)	55,349
Trade receivables - related parties		(143,218)	(62,795)	(318,080)
Inventories		(917,193)	259,301	164,755
Receivables from related parties		1,318	(54,931)	(4,393)
Recoverable taxes		(27,944)	486,787	172,402
Judicial deposits		203,065	5,821	32,595
Dividends received from related parties		262,251	324,180	247,403
Trade payables		581,951	(841,157)	727,337
Payroll and related taxes		9,777	148,556	(110,999)
Taxes in installments - REFIS		(567,000)	446,443	(125,896)
Payables to related parties		2,080	(3,063)
Interest paid		(2,742,876)	(2,376,537)	(2,447,407)
Interest received		13,609	24,321	7,527
Interest on swaps paid		(1,279)	(4,617)	(39,040)
Other		(56,726)	(30,158)	(41,445)
Decrease in assets and liabilities		(3,179,997)	(1,902,877)	(1,679,892)
Net cash generated by operating activities		1,188,385	2,198,079	2,528,973

Investments		(8,376)	(5,131)	(166,915)
Purchase of property, plant and equipment	8	(1,848,496)	(2,489,569)	(2,736,452)
Cash from merger of subsidiaries				14,880
Receipt in derivative transactions		76,607	426,328	65,931
Acquisition of subsidiaries				(301,192)
Purchase of intangible assets	9	(727)	(635)	(1,388)
Cash and cash equivalents on the loss of control over Transnordestina			(146,475)
Receipt loans from related-party		127,366
Short-term investment, net of redeemed amount		(4,117)	(30,324)	22,926
Net cash used in investing activities		(1,657,743)	(2,245,806)	(3,102,210)
Borrowings and financing raised	10	1,898,606	1,697,363	3,520,263
Payment of borrowings		(1,241,461)	(1,923,703)	(2,429,046)
Payment of borrowings - related parties		(46,585)
Payment of loans (principal) - acquisition of subsidiaries				(803,456)
Dividends and interest on capital paid		(424,939)	(1,660,503)	(1,199,734)
Capital contribution by non-controlling shareholders			5,424	56,194
Treasury shares		(909,204)
Buyback of debt securities		(172,432)
Net cash used in financing activities		(896,015)	(1,881,419)	(855,779)

Exchange rate changes on cash and cash equivalents		55,722	32,997	(119,853)

Decrease in cash and cash equivalents		(1,365,373)	(1,926,146)	(1,429,016)
Cash and cash equivalents at the beginning of the year		9,995,672	11,891,821	13,440,690
Cash and cash equivalents at the end of the year		8,686,021	9,995,672	11,891,821

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controling interests	Consolidated Equity
Balances at December 31, 2011	1,680,947	30	7,671,620		(1,366,776)	7,985,821	431,349	8,417,170

Capital transactions with shareholders	2,859,053		(3,432,545)			(573,492)		(573,492)
Capital increase	2,859,053		(2,859,053)
Declared dividends (R$205.77 per thousand shares)			(300,000)			(300,000)		(300,000)
Interest on capital (R$384.10 per thousand shares)			(560,000)			(560,000)		(560,000)
Interest on capital proposed			560,000			560,000		560,000
Approval of prior year’s proposed dividends			(273,492)			(273,492)		(273,492)
Total comprehensive income				(548,532)	1,753,100	1,204,568	(60,461)	1,144,107
Profit for the year				(420,113)		(420,113)	(60,461)	(480,574)
Other comprehensive income				(128,419)	1,753,100	1,624,681		1,624,681
Cumulative translation adjustments for the period					147,735	147,735		147,735
Actuarial gains on defined benefit pension plan					(22,210)	(22,210)		(22,210)
Available-for-sale assets, net of taxes					1,499,156	1,499,156		1,499,156
Actuarial losses reclassification				(128,419)	128,419
Internal changes in shareholders' equity			(548,532)	548,532
Losses absorption for the period			(420,113)	420,113
Actuarial losses absorption			(128,419)	128,419
Non-controlling interests in subsidiaries							19,728	19,728
Balances at December 31, 2012	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
Capital transactions with shareholders			(560,000)	(800,000)		(1,360,000)		(1,360,000)
Declared dividends (R$418.39 per thousand shares)				(610,000)		(610,000)		(610,000)
Interest on capital (R$130.32 per Thousand shares)				(190,000)		(190,000)		(190,000)
Approval of prior year’s proposed dividends			(560,000)			(560,000)		(560,000)
Total comprehensive income				509,025	330,648	839,673	24,969	864,642
Profit for the year				509,025		509,025	24,969	533,994
Other comprehensive income					330,648	330,648		330,648
Cumulative translation adjustments of the period					218,927	218,927		218,927
Actuarial (losses) on defined benefit pension plan					64,336	64,336		64,336
Available-for-sale assets, net of taxes					44,084	44,084		44,084
Impairment of available-for-sale assets					3,301	3,301		3,301
Internal changes in shareholders' equity			(290,975)	290,975	‘
Recognition of reserves			25,451	(25,451)
Reversal of statutory working capital reserve			(316,426)	316,426
Non-controlling interests in subsidiaries							(443,096)	(443,096)
Balances at December 31, 2013	4,540,000	30	2,839,568		716,972	8,096,570	(27,511)	8,069,059
Capital transactions with shareholders			(1,609,204)			(1,609,204)		(1,609,204)
Treasury shares acquired			(909,204)			(909,204)		(909,204)
Declared dividends (R$493.53 per thousand shares)			(700,000)			(700,000)		(700,000)
Total comprehensive income				(99,066)	(691,832)	(790,898)	(7,049)	(797,947)
Profit for the year				(105,218)		(105,218)	(7,049)	(112,267)
Other comprehensive income				6,152	(691,832)	(685,680)		(685,680)
Cumulative translation adjustments for the period					28,227	28,227		28,227
Actuarial gains on defined benefit pension plan					(54,442)	(54,442)		(54,442)
Actuarial gain recycled to retained earnings				6,152	(6,152)
Available-for-sale assets, net of taxes					(506,093)	(506,093)		(506,093)
Gain on percentage change in investments					(73,754)	(73,754)		(73,754)
Gain on hedge accounting, net of taxes					(79,618)	(79,618)		(79,618)
Internal changes in shareholders' equity			(99,066)	99,066
Reversal of statutory working capital reserve			(99,066)	99,066
Non-controlling interests in subsidiaries							73,067	73,067
Balances at December 31, 2014	4,540,000	30	1,131,298		25,140	5,696,468	38,507	5,734,975

                                                                                     (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

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

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control.

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

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

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

Note 24 - Segment Information details financial information per CSN business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

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

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 27, 2015.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2014 and 2013 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds Diplic, Mugen and Vértice, as follows:

•           Companies

Equity interests (%)

Companies	12/31/2014	12/31/2013	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp. (1)		100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A.	100.00	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics
Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A. (1)		100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda. (1)		100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.94	99.99	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.98	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	100.00	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	100.00	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (2)		58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (2)		58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste (2)		58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (1)		100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Dormant company
CSN Steel Sections Czech Republic s.r.o. (1)		100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited (3)	100.00		Commercial representation
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A. (4)	31.82	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.64	77.30	Railroad logistics
Indirect interest in joint ventures: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A. (4)		9.08	Dormant company
Namisa Asia Limited (3)	60.00		Commercial representation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and equity interests

(1)  Companies liquidated in 2014.

(2)  Companies merged into Companhia de Embalagens Metálicas MMSA in 2014, see note 7.

(3)  Companies established in 2014.

(4)  Transfer to CSN of the rights to subscribe to the shares of Aceros del Orinoco S. A. held by CSN Aceros, S.A. in April 2014, without gain and loss effects.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2014	12/31/2013	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

In the preparation of the consolidated financial statements the following consolidation procedures have been applied:

•          Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of of joint ventures to finance costs, cost of sales and income tax and social contribution.

The base date of the financial statements of the subsidiaries and joint ventures is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to finance costs, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

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

2.c) Foreign currencies

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

ii.      Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2014 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of monetary items of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated at the exchange rates prevailing at the end of the reporting period. As of December 31, 2014, US$1 is equal to R$2.6562 (R$2.3426 at December 31, 2013) and €1 is equal to R$3.2270 (R$3.2265 at December 31, 2013).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments in shares classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated at the exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.d) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

2.e) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses

2.f) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.g) Investments

Investments joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2h) Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring an entity is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s net assets.

2.i) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 8. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of the ore body. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months. These parts are classified in property, plant and equipment and not in inventories.

2.i) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Mineral rights acquired are classified as other assets in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as intangible assets in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. The gain on bargain purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of one to five years.

2.k) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.l) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or future reduction is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

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

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested.

The Company recognizes all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, subsequently transferred to retained earnings or accumulated losses. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.m) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive ) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.n) Concessions

The Company has governmental concessions to provide the following types of services: iron ore railway transportation and transportation of exports and finished goods to the domestic market; development of railway system operation public service in the Northeast of Brazil; operation of a solid bulk terminal, and a container terminal in the Porto of Itaguaí. All the Company’s current concession arrangements were valued at the time of the concession as operating leases.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.o) Share capital

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

2.p) Revenue recognition

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

2.q) Finance income and finance costs

Finance income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.r) Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

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

2.s) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.t) Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.u) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project development (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product’s commercial production, on a straight-line basis and over the period of the expected benefit.

2.v) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

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

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

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

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income” and; (ii) the effects of foreign exchange differences and the changes in the option’s fair value are recognized in the income statement for the year.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

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

•       it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

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

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 11).

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

•         Offsetting of financial instruments

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

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value, and any changes are recognized as “Finance income (costs)” in the income statement.

•         Hedging activities

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized in shareholders’ equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in shareholders’ equity are realized in the income statement in the periods in which the forecast exports affect profit or loss.

When a hedging instrument expires or is settled in advance, or when the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in shareholders’ equity at the time remain recognized in shareholders’ equity. When the forecast transaction is completed, the gain or loss is reclassified to profit or loss. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Finance income (costs)”.

The movements in the hedge amounts designated as export cash flow hedges are stated in note 11(iv).

2.w) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 24).

2.x) Government grants

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

2.y) New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Group for the year ended December 31, 2014:

Standard	Description	Effective date
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets – in May 2014 these accounting standards were revised to clarify that the revenue method will no longer be permitted for depreciation or amortization purposes.	2016
IAS 27	Separate Financial Statements – in August 2014 the standard that addresses separate financial statements was revised to permit the accounting of investments under the equity method of accounting. The Company already adopts this method as required by the Brazilian corporate law and this change will have no impacts on its financial statements.	2016
IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures – in September 2014 a revision was issued proposing that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 to an investor’s subsidiary or joint venture should only be recognized to the extent of the unrelated investors' interests in the subsidiary or joint venture.	2016
IFRS 7	Financial Instruments: Disclosures – in September 2014 the IASB revised IFRS 7 to provide guidance to clarify whether a servicing contract is continuing involvement and that the additional disclosure requirements are not specific for interim reporting periods.	2016
IFRS 9

Financial Instruments. IFRS 9 retains, but simplifies, the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entity’s credit risk is recognized in “Other comprehensive income” and not in profit or loss for the period.

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS15	Revenue from Contracts with Customers. This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized. IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.	2017

There are no other standards, amendments to standards and interpretations not yet effective that the Group expects to have a material impact on its financial statements

3.     CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2014	12/31/2013
Current
Cash and cash equivalents
Cash and banks	192,595	178,920

Short-term investments
In Brazil:
Government securities	246,407	48,206
Private securities	486,730	240,852
	733,137	289,058
Abroad:
Time deposits	7,760,289	9,527,694
Total short-term investments	8,493,426	9,816,752
Cash and cash equivalents	8,686,021	9,995,672

The funds available in the Group set up in Brazil are basically invested in investment funds, classified as exclusive, which were consolidated, with repurchase agreements backed by government and private securities, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks, bearing fixed rates.

4.     TRADE RECEIVABLES

		Consolidated
	12/31/2014	12/31/2013
Trade receivables
Third parties
Domestic market	861,518	790,225
Foreign market	762,935	950,145
	1,624,453	1,740,370
Allowance for doubtful debts	(127,223)	(114,172)
	1,497,230	1,626,198
Related parties (Note 17 - b)	153,737	107,443
	1,650,967	1,733,641

Other receivables
Dividends receivable (*) (Note 17 - b)	59,470	717,595
Advances to employees	32,743	35,267
Other receivables	9,876	35,962
	102,089	788,824
	1,753,056	2,522,465

(*) Reversal of dividends of the joint venture Nacional Minérios S.A., in the amount of R$484,946, as mentioned in note 7 b.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2014	12/31/2013
Current	1,284,824	1,339,481
Past-due up to 180 days	236,843	216,392
Past-due over 180 days	102,786	184,497
	1,624,453	1,740,370

In accordance with Group’ internal sales policy and the maintenance of its short-term receivables (up to 7 days), the Group has transactions relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$264,411 as of December 31, 2014 (R$386,732 as of December 31, 2013), less the trade receivables.

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated
	12/31/2014	12/31/2013
Opening balance	(114,172)	(111,532)
Estimated losses	(25,305)	(17,988)
Recovery of receivables	12,254	15,348
Closing balance	(127,223)	(114,172)

5.     INVENTORIES

		Consolidated
	12/31/2014	12/31/2013
Finished goods	1,270,182	743,831
Work in progress	858,811	650,311
Raw materials	1,006,620	714,365
Storeroom supplies	949,062	1,003,473
Iron ore	147,699	139,275
Advances to suppliers	2,329	11,915
Provision for losses	(112,581)	(102,185)
	4,122,122	3,160,985

The movements in the provision for inventory losses are as follows:

		Consolidated
	12/31/2014	12/31/2013
Opening balance	(102,185)	(108,160)
Provision for losses /reversals of slow-moving and obsolete inventories	(10,396)	5,975
Closing balance	(112,581)	(102,185)

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Judicial deposits (Note 15)			288,804	693,714
Credits with the PGFN (1)			81,792	88,921
Recoverable taxes (2)	598,497	480,495	155,616	112,788
Prepaid expenses	36,226	37,369	33,323	38,117
Actuarial asset - related party (Note 17 b)			97,173	97,051
Derivative financial instruments (Note 11 I)	174,611	9,681		3,879
Exclusive fund quotas (3)
Securities held for trading (Note 11 I)	13,798	9,906
Iron ore inventory (4)			144,483	144,483
Northeast Investment Fund - FINOR			8,452	8,452
Other receivables (Note 11 I)			1,347	9,970
Loans with related parties (Note 17 b)	517,493	147,273	117,357	603,862
Other receivables from related parties (Note 17 b)	15,780	15,658	7,037	18,129
Other	17,898	22,538	12,036	15,959
	1,374,303	722,920	947,420	1,835,325

1. Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2. Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the purchase of fixed assets which will be recovered in a period of up to 48 months and income tax and social contribution for offset.

3. Refers to transactions with derivatives managed by the exclusive funds.

4. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

7.     INVESTMENTS

7.a) Direct equity interests in joint ventures, associates and other investments

	Classification	12/31/2014	12/31/2013
Joint Ventures and Associate
Nacional Minérios S.A.	Joint venture	9,471,026	8,346,387
MRS Logística S.A.	Joint venture	776,691	726,825
CBSI - Companhia Brasileira de Serviços de Infraestrutura	Joint venture	3,482	4,350
Transnordestina	Joint venture	1,956,041	1,984,205
Arvedi Metalfer do Brasil	Associate	15,672	18,574
Other investments
Panatlântica	Equity Instruments at fair value classified as Available for sale	31,589	24,819
Usiminas	Equity Instruments at fair value classified as Available for sale	1,409,440	2,380,355
Others		1,512	1,508
		13,665,453	13,487,023

7.b) Rollforward of investments balances in joint ventures, associates and other investments

		Consolidated
	12/31/2014	12/31/2013
Opening balance of investments	13,487,023	10,839,787
Transnordestina Investment balance at fair value		1,984,204
Capital increase/acquisition of shares	10,279	11,968
Dividends 1)	395,307	(85,998)
Comprehensive income (2)	(970,266)	71,791
Equity in results of affiliated companies (3)	743,119	670,777
Other	(9)	(5,506)
Closing balance of investments	13,665,453	13,487,023

1.   On March 28, 2014, the Annual General Meeting of the joint venture Nacional Minérios S.A. decided to allocate fully the profit for 2012 to the Investment Reserve and Contingencies Reserve accounts. In view of this decision of the general meeting, the Company reversed the dividends receivable in the amount of R$484,946 that had been recorded according to NAMISA's management proposal and that were not approved by such meeting.

2.   Refers to the mark-to-market of investments in Usiminas and Panatlantica classified as available-for-sale.

3.   Equity in results of affiliated companies. The amounts recorded in investment balance are different of the amount presented in Income Statement due the eliminations made under IAS 28 that requires the elimination of gains and losses resulting from downstream and upstream transaction. However, the Standard does not specifically address the treatment of revenue derived from transactions with equity-method investees and whether that revenue should be eliminated from the consolidated financial statements. CSN has elected an accounting police to eliminate relevant downstream and upstream operations with its joint ventures as describe above. The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement:

		Consolidated
	12/31/2014	12/31/2013
Equity in results of affiliated companies
Nacional Minérios S.A.	673,060	544,695
MRS Logística S.A.	102,476	127,225
CBSI - Companhia Brasileira de Serviços de Infraestrutura	572	2,474
Transnordestina	(27,465)
Arvedi Metalfer do Brasil	(5,524)	(3,617)
Total as of December 31 included in investment balance	743,119	670,777
Eliminations under IAS 28
To cost of sales - Margin obtained by MRS on rendering railway transportation services to the Company. Approximately 27% of operational margin on total revenue	(45,812)	(137,418)
To net revenues - Margin obtained by CSN on rendering port services and selling ROM to Namisa[a].	50,261	-
To finance costs - Our 60% share on interest income recognized by Namisa on advances made to the Company for port services and ROM agreement	(628,629)	(624,096)
To taxes - Effect of taxes on the amounts above	212,221	258,914
Other	-	(10,039)
Equity in results of affiliated companies, as presented on Statements of Income	331,160	158,138

(a) In 2013 the margin obtained by CSN from these contracts were not relevant, therefore there was not elimination under the CSN’s elimination policy.

7.c) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows:

:

						12/31/2014						12/31/2013
		Joint Venture			Joint Operation			Joint Venture			Joint Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestin a Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	77.30%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	5,499,139	266,905	925	511,586	31,436	27,253	4,815,211	471,079	12,897	195,830	45,894	28,582
Advances to suppliers	250,469	13,994	98		364	337	423,246	8,423	69		499	552
Other current assets	309,054	532,016	30,164	54,196	15,859	32,146	409,605	621,698	21,338	39,183	16,183	32,503
Total current assets	6,058,662	812,915	31,187	565,782	47,659	59,736	5,648,062	1,101,200	34,304	235,013	62,576	61,637
Non-current assets
Advances to suppliers	9,236,170						8,522,067
Other non-current assets	129,504	503,849	86	253,307	32,371	85	171,393	414,624	4	229,280	34,029	11
Investments, PP&E and intangible assets	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557	1,356,909	5,281,642	6,872	5,080,841	603,268	45,405
Total non-current assets	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642	10,050,369	5,696,266	6,876	5,310,121	637,297	45,416
Total assets	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378	15,698,431	6,797,466	41,180	5,545,134	699,873	107,053

Current liabilities
Borrowings and financing	368,818	382,332		187,331		25,520	42,247	333,796		97,681		20,053
Other current liabilities	429,345	851,850	27,718	84,594	29,986	52,744	1,318,884	841,681	22,437	51,901	35,174	36,733
Total current liabilities	798,163	1,234,182	27,718	271,925	29,986	78,264	1,361,131	1,175,477	22,437	149,582	35,174	56,786
Non-current liabilities
Borrowings and financing	29,541	2,657,635		4,223,796		23,443	339,961	2,566,412		3,479,420		21,664
Other non-current liabilities	243,231	444,379	2,674	3,172		8,551	86,694	390,228	10,050	201,900	1,870	18,956
Total non-current liabilities	272,772	3,102,014	2,674	4,226,968		31,994	426,655	2,956,640	10,050	3,681,320	1,870	40,620
Shareholders’ equity	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120	13,910,645	2,665,349	8,693	1,714,232	662,829	9,647
Total liabilities and shareholders’ equity	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378	15,698,431	6,797,466	41,180	5,545,134	699,873	107,053

					01/01/2014 to 12/31/2014						01/01/2013 to 12/31/2013
		Joint Venture			Joint Operation			Joint Venture			Joint Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	77.30%	48.75%	50.00%
Statements of Income
Net revenue	1,474,633	3,063,061	161,372	14	136,565	278,855	2,369,836	3,038,142	109,650	58,465	153,105	178,762
Cost of sales and services	(1,214,196)	(2,013,846)	(150,411)		(86,751)	(234,944)	(1,346,658)	(1,926,923)	(96,502)	(60,840)	(79,745)	(148,998)
Gross profit	260,437	1,049,215	10,961	14	49,814	43,911	1,023,178	1,111,219	13,148	(2,375)	73,360	29,764
Operating (expenses) income	(277,648)	(282,736)	(8,934)	(28,459)	(46,182)	(3,572)	(192,863)	(277,814)	(6,399)	(315,776)	(44,154)	(1,402)
Finance income (costs), net	1,651,891	(190,294)	69	(15,383)	2,972	(1,309)	1,621,386	(114,637)	751	(18,843)	1,266	306
Profit before income tax and social contribution	1,634,680	576,185	2,096	(43,828)	6,604	39,030	2,451,701	718,768	7,500	(336,994)	30,472	28,668
Current and deferred income tax and social contribution	(512,913)	(196,792)	(946)		(2,279)	(13,030)	(1,543,876)	(245,748)	(2,584)	178,937	(10,263)	(9,614)
Profit for the year	1,121,767	379,393	1,150	(43,828)	4,325	26,000	907,825	473,020	4,916	(158,057)	20,209	19,054

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Namisa, headquartered in Congonhas, State of Minas Gerais, is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for the sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In November 2008, 40% of Namisa’s capital  became held by Big Jump Energy Participações S.A (“Big Jump”), whose shareholders were Posco and Brazil Japan Iron Ore Corp, (“BJIOC” or “Consortium”), a consortium of Asian companies formed by Itochu Corporation, Nippon Steel, JFE Steel Corporation, Sumitomo Metal Industries Ltd., Kobe Steel Ltd., and Nisshin Steel Co.  Ltd., as a result CSN became the holder of 60% of   Namisa.

On July 30, 2009 Big Jump Energy Participações S.A.  was merged into Namisa  and  as a result  Posco and BJIOC became the holders of a direct  interest  in Namisa. In 2011, Nippon Steel and Sumitomo Metal Industries,Ltd. until then members  of  the Consortium, sold their  interest to the other Consortium members, followed by the entry of a new shareholder, China Steel Corp. (“CSC”). After these transactions, the new corporate structure of Namisa is as follo ws: CSN 60%, BJIOC 32.52%, Posco 6.48%, and CSC 1%. CSN’s interest in Namisa did not change as a result of any of these events.

Under IFRS 10, paragraph B55, when assessing whether an investor has control of an investee, the investor shall determine whether it is exposed to, or has rights, over the variable returns arising from its relationship with the investee. The Shareholders’ Agreement  entered into between the consortium and CSN  grants both the Consortium and CSN, through substantive rights, the power to influence the ordinary course of Namisa’s business, by being actively involved in setting the budget, accounting policies, capital expenditure, management compensation, dividend distribution policy, among other matters.

This Shareholders’ Agreement also provides that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise   a call option and the Consortium the right to exercise its put option regarding the equity interest held by the Consortium in Namisa.

Other agreements  executed  to make such association feasible, among them the  share purchase  agreement and the long-term operational agreements between Namisa, CSN and the Consortium, provide for certain obligations  that, in case breached or  not cured within the  relevant cure period may give rise  in certain  specific  situations  to the right  of non- breached  party to exercise  a  put or call option, as the case may be, with respect to the equity interest held by the Consortium in Namisa.

In 2013, the significant  variation in Namisa’s profit is mainly due to its adherence to the tax installment payment programs introduced by Law No 12.865/13 and Law 11.941/09, which generated a net negative impact in the amount of R$889,772, resulting in the consolidated a recognition of R$533,863, through equity accounting, corresponding to its 60% equity interest in Namisa.

At the Extraordinary Shareholders’ Meeting held in December 2014, the shareholders approved the Company’s capital reduction by R$777,930, without any share cancelation. At the end of the statutory 60-day period after the publication of the shareholders’ meeting’s minutes, the Company’s capital reduction will become effective.

New strategic alliance with the Asian Consortium

On December 11, 2014, CSN’s Board of Directors approved the formation of a strategic alliance with the Asian Consortium.

This transaction consists of creating a new entity between CSN and the Asian Consortium, under which the Asian Consortium will contribute its 40% stake in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operating subsidiary of CSN, and to which CSN will contribute its Casa de Pedra iron ore mine, its 60% stake in Namisa, its 8.63% stake in MRS, and the assets of and the rights to manage and operate the TECAR Port concession.

As a result of CSN’s and the Asian Consortium’s contributions and the agreements reached during the negotiations between the parties, immediately after the transaction is closed CSN, and the Asian Consortium will hold 88.25% and 11.75% of Congonhas Minérios’ capital on a debt free and cash basis, respectively. The final stakes will be determined taking into account the debt and cash adjustments, and the working capital difference on the closing date.

The transaction also provides for an earn-out mechanism, under which a qualifying liquidity event occurring within certain valuation parameters and a given period of time agreed after the transaction is closed could dilute the Consortium’s equity interest in Congonhas Minérios from 11.75% up to 8.21%.

The transaction’s primary purpose is to capture synergies among the businesses involved in this reorganization and generate shareholder value to create a world-class company. The main synergies identified are related to procedure optimization, increasing operation efficiencies and cutting operating costs, and capital expansion.

Part of Congonhas Minérios’ iron ore production will be sold to members of the Asian Consortium and CSN. These rights are laid down in long-term supply agreements.

The transaction closing is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for the end of 2015.

There are no accounting impacts to be registered before the conclusion of this transaction.

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged in building and operating, under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. This company was engaged in, but not limited to, contracting the supply of goods and services necessary to complete the project and raising funds by pledging the related guarantees.

•       MRS LOGÍSTICA S.A. (“MRS”)

Located in Rio de Janeiro, RJ, is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network,  - RFFSA, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2014 the Company directly held 27.27% and indirectly, through its joint venture Namisa, 6% of MRS’s capital.

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

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroeletric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2014 is R$28,250 (R$29,417 as of December 31, 2013) and the expense in 2014 amounted to R$5,302 (R$6,024 in 2013).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CGPAR is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network, comprising the Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which comprise the São Luís-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau, and Propriá- Jorge Lins sections (“Railway System I”) sections and the Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the sections of the Railway System and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intermediation of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intermediation of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Network I and Network II. As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA on December 31, 2013.

The purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), maintaining the assets related to Railway System II in TLSA.

Accounting impacts

As described above, in December, 2013, the Company’s shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II. As a result, assets related to Railway System I were spun-off and merged into FTL at book value, net of the impairment loss recorded in October 2013. The remaining balance of TLSA at book value was compared with the fair value of the Railway System II and generated the gain on loss of control in the amount of R$473,899 thousand before taxes, that was recorded in December 2013. The complete accounting effects of the Northeast Railway System split were recorded in the fourth quarter of 2013.

Additionally, TLSA assessed the future performance of its operating assets related to Network I (in operation). The analysis resulted in the recognition of an impairment loss of R$216,446, recognized as “Other operating expenses”, in 2013. The recoverable amount of these assets was determined based on the value in use. The discount rate used to measure the value in use was 9.15% per year.

The table presents the resume of the events in the CSN’s share on the net equity of TLSA as follows:

Amount – R$
TLSA balance before spin-off	1,999,569
(+) Capital increase	26,460
(-) Equity in results of TLSA of the period between September and December, 2013, which includes the impairment on Railway System I on October, 2013 in amount of R$ 216,446	(112,680)
(-) other	(5,667)
TLSA balance as of December, before spin-off	1,907,682
(-) Spin-off of Railway System I merged into FTL	(193,450)
TLSA net assets as of December, before the loss of control	1,714,232
CSN Interest on TLSA – 77.30%	1,325,099
(+) Capitalized interest under the Parent company (CSN)	185,206
TOTAL TLSA investment as of December, 2013, before the loss of control	1,510,305
(+) Gain on loss of control over TLSA	473,899
TLSA investment balance as of December, 2013	1,984,204

FTL received a capital increase from TLSA and another TLSA shareholder (Taquari Participações SA) in an amount equivalent to the equity of Network I, as follows:

Company	FTL's capital before the spin-off of TLSA	%	Capital increase	FTL's capital after the spin-off of TLSA	%
CSN	152,937	100%	153,305	306,242	88.41%
Taquari Participações			40,145	40,145	11.59%
Total	152,937	100%	193,450	346,387	100%

FTL’s capital increase resulted from the partial spin off of TLSA and, therefore, had no impact on the Company’s consolidated financial statements. Even though the Company’s percentage equity interest in FTL decreased, the Company still holds the control over FTL, which is fully consolidated in the former’s financial statements.

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

The fair value of the remaining investment in TLSA was determined pursuant to IFRS 13 Fair Value Measurement. The Company used the estimated revenue approach to determine the fair value of the investments’ future cash flows, net revenue, and expenses, based on Railway System II operations, based on its business plan for TLSA, which included product volume capacity, prices, market conditions, etc. Additionally, the Company took the following facts into consideration to measure fair value: (i) TLSA’s concession agreement expires in 2057, (ii) the return rate defined in TLSA’s concession agreement cannot exceed 6.75% per year plus inflation calculated using the IPCA (Broad Consumer Price Index) during the entire concession period, and (iii) should the return rate reach the concession rate ceiling before 2057, the concession agreement will expire on that date.

After this initial recognition, the investment started to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income in 2013, is broken down as follows:

		Consolidated
		12/31/2013
(+)	Fair value of the remaining investment	1,984,204
(-)	Carrying amount of net assets	1,899,438
(+)	Carrying amount of non-controlling interests	389,133

	Gain on loss of control over Transnordestina (*)	473,899

(-)	Income tax and social contribution	161,126

	Gain on loss of control, net of income tax and social contribution (*)	312,773

(*) the goodwill will be amortized monthly, from the completion of the construction work to the final concession date.

Events in 2014

In April 2014, the shareholders of TLSA approved a capital increase of R$400,000, through the issuance of 7,278,020 class A preferred shares, which were fully subscribed by the shareholder Valec and paid in through the capitalization of receivables from Advances for Future Capital Increase held by such shareholder against TLSA. As a result of such increase CSN no longer holds a 77.30% interest, it currently holds 62.68% of the total capital of TLSA.

In October 2014 the BNDES (Brazilian development bank) exercised its call option on TLSA shares, as provided for by the Memorandum of Intentions entered into by the parties, and acquired 13,174 common shares held by CSN for R$13. As a result of this transaction, CSN’s stake in TLSA decreased to 62.64%. Due to the transactions described above, which resulted in changes in equity interests in 2014, the Company recognized a gain of R$647 in shareholders’ equity.

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2014 and 2013 CSN held 20.00% of Arvedi’s share capital.

7.d) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is  a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.40% (9.41% as of December 31, 2013) of Panatlântica’s total share capital.

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

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter and a commitment agreement (Performance Commitment Agreement), or TCD, was signed between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas within a specified term. The term and percentage of reduction are confidential. Moreover, the political rights at Usiminas will continue suspended until the Company reaches the limits established in the TCD.

The Company will continue to evaluate strategic alternatives with respect to its investment in Usiminas.

As of December 31, 2014 and 2013, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

8.     PROPERTY, PLANT AND EQUIPMENT

			Machinery,	Furniture	Construction
	Land	Buildings	equipment and	and	in progress	Other (*)	Total
			facilities	fixtures
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		(300,260)	(4,141,603)	(110,993)		(321,705)	(4,874,561)
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	8,487	28,882	120,361	488	1,440	1,905	161,563
Acquisitions	69	1,555	320,845	3,562	2,152,462	11,076	2,489,569
Capitalized interest (Notes 23 and 30)					490,747		490,747
Write-offs	(15)	(71)	(9,316)	(12)	(21,423)	(823)	(31,660)
Depreciation		(60,122)	(1,015,895)	(5,867)		(35,488)	(1,117,372)
Asset impairment losses						(4,670)	(4,670)
Transfers to other asset categories	19,721	328,043	1,311,628	1,694	(1,841,181)	180,095
Transfers to intangible assets					(74,958)		(74,958)
Loss of control over Transnordestina			(963)		(5,021,863)	(6)	(5,022,832)
Capitalized interest w ritten off					(185,206)		(185,206)
Impairment in joint venture Transnordestina						(279,296)	(279,296)
Other			(160,805)		79,248	48,034	(33,523)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		(370,475)	(5,185,367)	(117,352)		(344,834)	(6,018,028)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Effect of foreign exchange differences	27	1,449	13,383	(34)	(158)	1,425	16,092
Acquisitions	108	1,818	451,879	6,377	1,348,484	39,830	1,848,496
Capitalized interest (Notes 23 and 30)					165,789		165,789
Write-offs	(105)	(39)	(7,041)	(4)	(7,950)	(93)	(15,232)
Depreciation		(79,406)	(1,115,589)	(6,445)		(36,923)	(1,238,363)
Transfers to other asset categories	3,127	682,109	3,396,024	2,589	(4,010,497)	(73,352)
Transfers to intangible assets				16	(20,743)	(919)	(21,646)
Other			(21,813)	7	(2,593)	(18,023)	(42,422)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140

(*) Refer basically to railway assets such as courtyards, tracks and railway sleepers, and leasehold improvements, vehicles, hardware, mines and ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		12/31/2014	12/31/2013
Logistics
	Equalization of Berth 301.	2012	2014			151,932
	Current investments for maintenance of current operations.				45,522	231,832
					45,522	383,764
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	462,075	1,090,568
	Expansion of TECAR export capacity.	2009	2017	(2)	332,394	404,374
	Current investments for maintenance of current operations.				60,236	42,866
					854,705	1,537,808
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	95,991	1,592,016
	Implementation of the AF#3’s gas pressure recovery.	2006	2015		1,140	74,337
	Expansion of the service center/Mogi.	2013	2015	(4)	46,993	11,000
	Current investments for maintenance of current operations.				159,499	668,495
					303,623	2,345,848
Cement
	Construction of cement plants.	2011	2016	(5)	1,030,938	476,076
	Current investments for maintenance of current operations.				9,179	28,139
					1,040,117	504,215
Total construction in progress					2,243,967	4,771,635

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Estimated date for the completion of the 60 mtpa phase;

(3)  Startup in the first half of 2014; negotiations in progress with advances for new plants;

(4)  Expected date for completion of Service Center/Mogi;

(5)  Expected date for completion of Minas Gerais unit.

Accordingly to the company’s accounting police the useful lives is reassessed once a year for all the company’s units. In 2014 the useful lives were extended mainly due to investment in the plant equipment maintenance. As a result, the reviewed estimated useful lives are as follows:

		Consolidated
	12/31/2014	12/31/2013
Buildings	43	43
Machinery, equipment and facilities	18	14
Furniture and fixtures	10	11
Other	29	26

8.a) Capitalized Interest

As of December 31, 2014, the Company capitalized borrowing costs amounting to R$165,789. These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ), see notes 23 and 29.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2014	12/31/2013
Specific projects		TJLP + 1.3% to 3.2%
		UM006 + 2.7%
Unspecified projects	10.03%	8.35%

8.b) Depreciation Expense:

Additions to depreciation, amortization and depletion for the year were distributed as follows:

	12/31/2014	12/31/2013	12/31/2012
Production cost	1,222,302	1,068,156	1,062,950
Selling expenses	9,066	8,248	8,041
General and administrative expenses	13,763	17,426	14,742
	1,245,131	1,093,830	1,085,733
Other operating expenses (*)	36,354	61,763	14,739
	1,281,485	1,155,593	1,100,472

(*) Refers to the depreciation of unused equipment (see note 22).

8.c) Mining Rights:

The Casa de Pedra mine is an asset belonging to CSN, which has the exclusive right to explore such mine. The mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within its property limits.

As of December 31, 2014, the net balance of Casa da Pedra’s property, plant and equipment was R$3,452,947 (R$3,277,205 as of December 31, 2013).

9.     INTANGIBLE ASSETS

						Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Other	Total
Balance at December 31, 2012	455,903	347,440	9,394		92,124	904,861
Cost	666,768	347,440	41,849		92,124	1,148,181
Accumulated amortization	(150,004)		(32,455)			(182,459)
Adjustment for accumulated recoverable value	(60,861)					(60,861)
Balance at December 31, 2012	455,903	347,440	9,394		92,124	904,861
Effect of foreign exchange differences		64,570	148		18,127	82,845
Acquisitions and expenditures			635			635
Disposals			(1)		(820)	(821)
Impairment loss	(48,469)					(48,469)
Transfer of property, plant and equipment			74,958			74,958
Loss of control over Transnordestina			(10,128)			(10,128)
Amortization		(30,530)	(7,691)			(38,221)
Other movements			39		(259)	(220)
Balance at December 31, 2013	407,434	381,480	67,354	109,035	137	965,440
Cost	666,768	415,899	107,416	109,035	137	1,299,255
Accumulated amortization	(150,004)	(34,419)	(40,062)			(224,485)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2013	407,434	381,480	67,354	109,035	137	965,440
Effect of foreign exchange differences		(1,060)	5	17		(1,038)
Acquisitions and expenditures			727			727
Transfer of property, plant and equipment			21,598		48	21,646
Amortization		(33,305)	(9,817)			(43,122)
Other movements
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653
Cost	666,768	415,964	153,080	109,052	185	1,345,049
Accumulated amortization	(150,004)	(68,849)	(73,213)			(292,066)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653

As a result, the estimated useful lives for the current year are as follows:

		Consolidated
	12/31/2014	12/31/2013
Software	5	5
Customer relationships	13	13

•       Impairment testing of goodwill and trademarks and patents

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level of assets or group of assets at which goodwill is monitored by the Company's senior management, never above Operating Segments.

Cash generating unit	Segment	12/31/2014	12/31/2013	Investor
Packaging (*)	Steel	158,748	158,748	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	344,647	344,630	CSN Steel S.L.
		516,486	516,469

(*) Goodwill of the cash-generating unit (CGU) Steel Containers is presented net of an impairment loss recognized in 2011 in other operating income and expenses in the income statement for the year, amounting to R$60,861. During the 4th quarter of 2013, the Company identified again an impairment of goodwill of the CGU Steel Containers and recorded the amount of R$48,469.

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

The main assumptions used in calculating the values in use as of December 31, 2014 are as follows:

	Flat steel	Long steel
Gross margin (i)

Average Gross Margin of each Cash-Generating Unit based on the history and forecast for the next three years. Price and foreign exchange curves obtained from industry reports used as long-term assumption.

Based on the forecast for the next three years, long-term price and foreign exchange curves from industry reports, and considering the production volume ramp up after plant start-up.
Cost adjustment	Cost adjustment based on historical data and price and foreign exchange curves obtained from industry reports.	Cost adjustment based on historical data and price and foreign exchange curves obtained from industry reports.
Growth rate (ii)	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.
Discount rate (iii)	Effective discount rate of 8.07% p.a., before income tax and social contribution.	Effective discount rate of 7.6% p.a., before income tax and social contribution.

(i) Budgeted gross margin.
(ii) Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.
(iii) Pretax discount rate, applied to cash flow projections.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.

(iii) Pretax discount rate, applied to cash flow projections.

These calculations use cash flow projections based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

For the Steel Containers CGU, the methodology used was the fair value of the assets measured by a firm specialized in the valuation of tangible assets.

10.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated
	Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2014	12/31/2013	12/31/2014	12/31/2013
FOREIGNCURRENCY
Prepayment	1% to 3.5%	346,719	105,874	2,338,327	1,166,615
Prepayment	3.51% to 7.5%	12,411	207,331	1,713,249	1,276,717
Perpetual bonds	7%	3,615	3,189	2,656,200	2,342,600
Fixed rate notes	4.14% to 10%	1,236,634	156,868	4,996,352	5,505,110

Other	1.2% to 8%	51,634	61,662	387,240	442,843
		1,651,013	534,924	12,091,368	10,733,885
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	85,373	97,044	965,849	962,684
Debentures	105.8% to 111.2% of CDI	847,411	846,387	1,550,000	1,932,500
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	118,870	101,330	5,345,000	5,345,000
CCB	112.5% of CDI	101,841	1,085,436	7,200,499	6,200,000

Other		9,422	8,527	11,549	15,505
		1,162,917	2,138,724	15,072,897	14,455,689
Total borrowings and financing		2,813,930	2,673,648	27,164,265	25,189,574
Transaction costs and issue premiums		(23,406)	(30,841)	(71,410)	(85,951)
Total borrowings and financing + transaction costs		2,790,524	2,642,807	27,092,855	25,103,623

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2014, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows

		Consolidated
2016	2,905,794	11%
2017	4,170,116	15%
2018	4,527,879	17%
2019	6,033,723	22%
2020	5,089,253	19%
After 2021	1,781,300	6%
Perpetual bonds	2,656,200	10%
	27,164,265	100%

•       New borrowings, financing and debentures

The table below shows the new funding transactions and redemption during the current year:

		Consolidated
	12/31/2014	12/31/2013
Opening balance	27,746,430	29,304,704
Loans raised	1,898,606	1,697,363
Payments	(3,689,287)	(4,300,240)
Loss of control over Transnordestina		(3,180,821)
Other (*)	3,927,630	4,225,424
Closing balance	29,883,379	27,746,430

(*) Includes unrealized foreign exchange and monetary gains and losses.

The Company’s borrowing and financing agreements with certain financial institutions contain some covenants that are usual in agreements of this nature and the Company is compliant with them as of December 31, 2014.

•       Debentures

Seventh  issue

In March 2014 the Company issued 40,000 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10 totaling R$400,000 that pay interest equivalent to 111.20% of the CDI Cetip rate per year, maturing in March 2021, with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and joint ventures. As of December 31, 2014, guarantees amount to R$2,256 (R$4,234 as of December 31, 2013).

11.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated						12/31/2014					12/31/2013
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	3			8,686,021		8,686,021			9,995,672		9,995,672
Trade receivables, net	4			1,650,967		1,650,967			1,733,641		1,733,641
Derivative financial instruments	6		174,611			174,611		9,681			9,681
Trading securities	6		13,798			13,798		9,906			9,906
Total			188,409	10,336,988		10,525,397		19,587	11,729,313		11,748,900

Non-current assets
Other trade receivables	6			1,347		1,347			9,970		9,970
Investments		1,441,032				1,441,032	2,405,174				2,405,174
Derivative financial instruments	6							3,879			3,879
Short-term investments				34,874		34,874			30,756		30,756
Total		1,441,032		36,221		1,477,253	2,405,174	3,879	40,726		2,449,779
Total assets		1,441,032	188,409	10,373,209		12,002,650	2,405,174	23,466	11,770,039		14,198,679

Liabilities
Current liabilities
Borrowings and financing	10				2,813,930	2,813,930				2,673,648	2,673,648
Derivative financial instruments	12		65			65		6,822			6,822
Trade payables					1,638,505	1,638,505				1,102,037	1,102,037
Dividends and interest on capital					277,097	277,097				2,036	2,036
Total			65		4,729,532	4,729,597		6,822		3,777,721	3,784,543

Non-current liabilities
Borrowings and financing	10				27,164,265	27,164,265				25,189,574	25,189,574
Derivative financial instruments	12		21,301			21,301		17,375			17,375
Total			21,301		27,164,265	27,185,566		17,375		25,189,574	25,206,949

Total liabilities			21,366		31,893,797	31,915,163		24,197		28,967,295	28,991,492

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				12/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		174,611		174,611		9,681		9,681
Trading securities	13,798			13,798	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	1,441,032			1,441,032	2,405,174			2,405,174
Financial assets at fair value through profit or loss
Derivative financial instruments						3,879		3,879
Total assets	1,454,830	174,611		1,629,441	2,415,080	13,560		2,428,640

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		65		65		6,822		6,822
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		21,301		21,301		17,375		17,375
Total liabilities		21,366		21,366		24,197		24,197

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

These refer mainly to investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of available-for-sale financial assets

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quoted prices of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, that is, the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument indicates a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its purchase price during more than twelve months.

As of June 30, 2014 and 2013 there was a decline in the quoted price of the Company’s common shares (USIM3) which, according to the Company’s accounting policy, generated losses amounting to R$34,396 and R$3,302, net of income tax and social contribution, resulting in the recognition of R$52,115 and R$5,002 in other operating expenses and R$17,719 and R$1,701 in deferred taxes, respectively.

As of September 30, 2014, after a new decline in the quoted prices of the common shares (USIM3) as compared with the quoted prices as of June 30, 2014, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$13,193, net of income tax and social contribution, to profit (loss) for the period, recognizing R$19,989 in other operating expenses and R$6,796 in deferred taxes.

As of December 31, 2014 there was a decline in the quoted prices of the Company’s preferred shares (USIM5) as compared to their quotation as of June 30, 2012. Accordingly, the Company reclassified the accumulated losses recognized in other comprehensive income, amounting to R$87,711, net of income tax and social contribution, and recognized R$132,896 in other operating expenses and R$45,185 in deferred taxes, respectively, accumulated reclassification loss during the year ended December 31, 2014 totaled R$205,000 as other operating expenses and R$69,700 as deferred taxes for 2014.

Beginning this date, pursuant to a Company's policy, gains and losses arising from the changes in the quoted prices of the shares are recognized in other comprehensive income.

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts carried at market values as of December 31, 2014, net of tax of R$273,433. Therefore, there is no impact on the financial instruments classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

III -   Financial Instrument Policies:

11.a) Financial risk management

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedging instruments are also periodically reviewed.

Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy prohibits any speculative deals or short sales.

11.b) Use of derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy was approved and is managed by the finance officers.

At the meetings of the Board of Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for cash flows from indebtedness through derivative instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations; iii) other financial instruments, such as derivative instruments (swap, dollar x real, euro x dollar, futures exchange contracts and hedge accounting);

•           carrying out derivative transactions only with leading banks, diluting the credit risk through diversification among these banks;

•           presentation of the financial position and exchange exposure on a routine basis in meetings of the Board of Executive Officers and Board of Directors that approve the hedging strategy;

11.c) Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in Dollar and Euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk, as mentioned above.

•           Foreign exchange exposure

The consolidated net exposure as of December 31, 2014 is as follows:

		12/31/2014
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	2,943,232	4,957
Trade receivables	203,029	9,959
Intercompany loans	137,082
Other assets	221	11,980
Total assets	3,283,564	26,896
Borrowings and financing	(4,999,530)	(121,203)
Trade payables	(218,366)	(5,787)
Intercompany borrowings	(17,038)
Other liabilities	(18,516)	(43,629)
Total liabilities	(5,253,450)	(170,619)
Foreign exchange exposure	(1,969,886)	(143,723)
Notional amount of derivatives contracted, net	1,228,000	(90,000)
Cash flow hedge accounting	775,000
Net foreign exchange exposure	33,114	(233,723)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•            Swap transactions

The Company carries out currency swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through currency swap transactions provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2014, the consolidated position of these contracts is as follows:

						12/31/2014				12/31/2013	12/31/2014
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2014
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	01/02/15	Dollar	10,000	30,414	(25,068)	5,346	10,000	26,512	(22,633)	3,879	1,467
Goldman Sachs		Dollar					10,000	23,697	(22,799)	898	(1,434)
HSBC		Dollar					90,000	213,306	(205,171)	8,135	(13,376)
Deutche		Dollar									608
Total dollar-to-CDI swap			10,000	30,414	(25,068)	5,346	110,000	263,515	(250,603)	12,912	(12,735)

Itaú BBA	1/05/2015 to 2/05/2015	Dollar	340,000	900,795	(845,425)	55,370	85,000	199,753	(199,844)	(91)	72,922
HSBC	1/05/2015 to 2/05/2015	Dollar	568,000	1,502,936	(1,430,394)	72,542	208,000	488,843	(489,349)	(506)	99,426
HSBC	1/30/2015	Dollar	10,000	26,416	(26,481)	(65)					(65)
Deutsche Bank	1/05/2015 to 2/05/2015	Dollar	140,000	370,134	(361,327)	8,807					21,157
Goldman Sachs	1/06/2015 to 2/03/2015	Dollar	130,000	344,207	(329,258)	14,949					14,949
Santander	02/03/15	Dollar	30,000	79,224	(77,576)	1,648					1,648
BTG Pactual		Dollar									3,565
Total dollar-to-real swap (NDF)			1,218,000	3,223,712	(3,070,461)	153,251	293,000	688,596	(689,193)	(597)	213,602

Itaú BBA	01/09/15	Euro	60,000	197,366	(192,888)	4,478	30,000	94,858	(96,632)	(1,774)	18,375
HSBC	01/09/15	Euro	30,000	98,688	(96,444)	2,244	30,000	94,900	(96,632)	(1,732)	14,681
Goldman Sachs		Euro					30,000	94,880	(96,632)	(1,752)	341
Total dollar-to-euro swap (NDF)			90,000	296,054	(289,332)	6,722	90,000	284,638	(289,896)	(5,258)	33,397

DB	1/30/2015 to 3/06/2015	Dollar	30,604	81,343	(77,054)	4,289	11,801	27,878	(27,861)	17	3,667
Banco Novo	4/30/2015	Dollar	18,009	47,866	(46,481)	1,385					1,385
BNPP	1/15/2015 to 7/06/2015	Dollar	31,516	83,768	(80,215)	3,553					3,553
Total dollar-to-euro swap			80,129	212,977	(203,750)	9,227	11,801	27,878	(27,861)	17	8,605

CSFB		Dollar					21,500	36,526	(36,862)	(336)	(943)
Total LIBOR-to-CDI interest rate swap							21,500	36,526	(36,862)	(336)	(943)

Itaú BBA	03/01/16	Real	150,000	168,496	(177,265)	(8,769)	150,000	152,610	(159,712)	(7,102)	(1,667)
HSBC	2/05/16 to 3/01/16	Real	185,000	206,843	(218,768)	(11,925)	185,000	187,395	(197,157)	(9,762)	(2,163)
Deutsche Bank	03/01/16	Real	10,000	11,167	(11,774)	(607)	10,000	10,114	(10,625)	(511)	(96)
Fixed rate-to-CDI interest rate swap			345,000	386,506	(407,807)	(21,301)	345,000	350,119	(367,494)	(17,375)	(3,926)

				4,149,663	(3,996,418)	153,245		1,651,272	(1,661,909)	(10,637)	238,000

11.d) Transactions with Derivative Financial Instruments:

•       Classification of the derivatives in the balance sheet and income statement

							12/31/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	5,346		5,346				(12,735)
Dollar-to-real swap (NDF)	153,316		153,316	65		65	213,602
Dollar-to-euro swap (NDF)	6,722		6,722				33,397
Dollar-to-euro swap	9,227		9,227				8,605
Libor-to-CDI swap (*)							(943)
Fixed rate-to-CDI swap					21,301	21,301	(3,926)
	174,611		174,611	65	21,301	21,366	238,000

							12/31/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	9,033	3,879	12,912				11,172
Dollar-to-real swap (NDF)	631		631	1,228		1,228	(597)
Dollar-to-euro swap (NDF)				5,258		5,258	(13,190)
Yen-to-dollar swap (**)							(5,374)
Dollar-to-euro swap	17		17				4,035
Libor-to-CDI swap				336		336	(4,268)
Fixed rate-to-CDI swap					17,375	17,375	(17,375)
	9,681	3,879	13,560	6,822	17,375	24,197	(25,597)

(*) Swap positions were settled in May 2014, together with their prepayment.

(**) Swap positions were settled in December 2013, together with their guarantee deposit.

Dollar-to-CDI swap

As of December 31, 2014 the Company held a short position in a currency swap, where it receives exchange differences plus interest of 3.5% per year on average and pays 100% of CDI in the short position of the currency swap contract.

Dollar-to-real swap (NDF)

The Company entered into NDF (Non Deliverable Forward) transactions for the purpose of ensuring the forward purchase of US dollars, which are settled without physical delivery, by the difference in contracted R$/US$ buy parity against the R$/US$ sell parity, with is the Sale Ptax T-1 to maturity. The transactions are contracted with prime financial institutions, on the over-the-counter market, and allocated to the exclusive funds.

Dollar-to-euro swap (NDF)

In addition to the swaps above, the Company also entered into NDF (Non Deliverable forward) transactions to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

Dollar-to-euro swap

The subsidiary Lusosider has derivative transactions to hedge its exposure against the euro-dollar fluctuation.

Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI) calculated and disclosed by CETIP. Basically, the Company contracted swaps for its obligations indexed to fixed rates, in which it receives interest on the notional amount (long position) and pays 100% of the Interbank Deposit Certificate (CDI) on the notional amount in reais of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

•       Hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. The Company designated for hedge accounting US$775 million in exports to be carried out between October 15, 2015 and May 20, 2020.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management Policy by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2014:

						12/31/2014
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	500,000	(106,000)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019	175,000	(16,818)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	100,000	2,185
Total					775,000	(120,633)

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2014 are as follows:

	12/31/203	Addition	Reversal	12/31/2014
Cash flow hedge accounting		120,633		120,633
Income tax and social contribution on cash flow hedge accounting		(41,015)		(41,015)
Fair value of cash flow hedge, net of taxes		79,618		79,618

As of December 31, 2014 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% appreciation for volatility of the currency, using as benchmark the closing exchange rate as of December 31, 2014 for dollar-to-real swap R$2.6562, euro-to-dollar swap R$1.2149, dollar-to-euro swap R$1.2149, dollar-to-real swap R$2.6562, and euro-to-real swap 3.2270.

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Dollar-to-CDI swap	10,000	Dollar	30,414	(7,604)	(15,207)

Dollar-to-real swap (NDF)	1,218,000	Dollar	153,251	(805,928)	(1,611,856)

Hedge accounting of exports	775,000	Dollar	120,633	(514,639)	(1,029,278)

Exchange position functional currency BRL	(1,969,886)	Dollar		1,308,103	2,616,206
(not including exchange derivatives above)

Consolidated exchange position	33,114	Dollar		(20,068)	(40,135)
(including exchange derivatives above)

Dollar-to-euro swap (NDF)	(90,000)	Euro	6,722	67,068	132,297

Exchange position functional currency BRL	(143,723)	Euro		115,949	231,897
(not including exchange derivatives above)

Consolidated exchange position	(233,723)	Euro		183,017	364,194
(including exchange derivatives above)

Dollar-to-euro swap	80,129	Dollar	9,227	43,511	167,089

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2014 recognized in the company's assets and liabilities.

11.e) Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company entered into derivative transactions to better manage these risks.

•       Sensitivity analysis of interest rate swaps

					12/31/2014
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	21,301	(15,239)	(30,633)

Dollar-to-CDI interest rate swap	10,000	CDI	25,068	(160)	(318)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2014 recognized in the company's assets and liabilities.

The Company considered scenarios 1 and 2 as 25% and 50% appreciation for volatility of the interest as of December 31, 2014.

•       Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its borrowings, financing and debentures as of December 31, 2014 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	12/31/2014
TJLP	5.00	2,548
Libor	0.36	792
CDI	11.57	86,198

11.f) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 10.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At December 31, 2014	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,813,930	7,075,910	15,650,855	4,437,500	29,978,195
Derivative financial instruments	65	21,301			21,366
Trade payables	1,638,505				1,638,505
Dividends and interest on capital	277,097				277,097

At December 31, 2013
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037
Dividends and interest on capital	2,036				2,036

•        Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,659,815	1,974,031	2,345,789	1,938,780
Fixed rate notes	6,232,986	6,267,272	5,661,978	6,032,207

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

12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Payables to related parties (Note 17 b)	249,758	422,150	9,236,716	8,522,685
Derivative financial instruments (Note 11 I)	65	6,822	21,301	17,375
Dividends and interest on capital payable to Company owners	152,966
Dividends and interest on capital payable non-controlling interests	124,131	2,036
Advances from customers	22,905	28,213
Taxes in installments (Note 14)	33,358	247,387	20,728	1,454,838
Profit sharing - employees	120,278	121,631
Other payables	141,648	144,612	36,618	66,673
	845,109	972,851	9,315,363	10,061,571

13.   INCOME TAX AND SOCIAL CONTRIBUTION

13.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated
	12/31/2014	12/31/2013	12/31/2012
Income tax and social contribution income (expense)
Current	(528,170)	(1,290,755)	(321,999)
Deferred	679,323	1,216,594	1,274,207
	151,153	(74,161)	952,208

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

	12/31/2014	12/31/2013	12/31/2012
(Loss) profit before income tax and social contribution	(263,420)	608,155	(1,432,782)
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	89,563	(206,773)	487,146
Adjustment to reflect the effective rate:
Interest on capital benefit		255,000
Equity in results of affiliated companies	112,594	53,767	218,088
Income subject to special tax rate or untaxed	1,772	173,330	226,290
Transfer pricing adjustment	(2,350)	(31,404)
Effect of REFIS and Early Settlement Program	(14,649)	(689,299)	39,256
Tax losses carryforward without recognized deferred tax	(29,259)	(166,734)	(42,683)
Subsidiaries’ tax credit		550,270
Indebtedness limit	(13,170)
Other permanent deductions (add-backs)	6,652	(12,318)	24,111
Income tax and social contribution for the year	151,153	(74,161)	952,208
Effective tax rate	57%	12%	-66%

13.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2013	Comprehensive income	Profit or loss	Tax credits (**)	12/31/2014
Deferred tax assets
Income tax losses	1,132,296	(4,225)	41,533	(786,419)	383,185
Social contribution tax losses	389,306		36,051	(349,695)	75,662
Temporary differences	1,248,925	335,650	572,636		2,157,211
- Provision for tax, social security, labor, civil and environmental risks	207,507		19,234		226,741
- Provision for environmental liabilities	117,795		(45,870)		71,925
- Asset impairment losses	53,450		15,531		68,981
- Inventory impairment losses	28,556		3,810		32,366
- (Gains)/losses on financial instruments	(4,722)		(1,697)		(6,419)
- (Gains)/losses on available-for-sale financial assets	287,876	260,715	69,700		618,291
- Actuarial liability (pension and healthcare plan)	131,938	32,360	2,499		166,797
- Accrued supplies and services	91,807		(23,324)		68,483
- Estimated losses on doubtful debts	27,749		2,103		29,852
- Goowill on merger	(123,172)	(19)	20,532		(102,659)
- Unrealized exchange differences (*)	546,041		464,966		1,011,007
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting A23		41,015			41,015
- Other	108,196	1,579	45,152		154,927
Non-current assets	2,770,527	331,425	650,220	(1,136,114)	2,616,058

Deferred tax liabilities
- Fair value adjustment - Acquisition of SWT	252,109	(848)	(28,807)		222,454
- Other	16,724	10	(296)		16,438
Non-current liabilities	268,833	(838)	(29,103)		238,892

 (*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Utilization of tax credits on the Company’s tax losses to settle tax debts as prescribed by laws 12.865/13, 12.996/14 and 13.043/14, see note 14 a.

Some Group companies recognized tax credits on income tax and social contribution tax losses not subject to statutes of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management, which take into consideration, among other economic and financial assumptions, the combination of CSN’s mining business with Namisa, the repatriation of cash held abroad, and liquidity events related to nonstrategic assets.

Since they are subject to significant factors that may change the realization projections, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by CVM Instruction 371/02 and the limit of 30% of the taxable profit for tax losses.

The deferred income tax and social contribution assets are estimated to be recovered as follows:

Consolidated
2015	83,429
2016	94,099
2017	100,868
2018	57,565
2019	42,003
2020 onwards	80,883
458,847

Certain group companies in Brazil have income tax and social contribution tax losses of R$268,164 and R$284,243, respectively, for which no deferred tax was recognized. Additionally, some Group companies domiciled abroad also hold tax losses of R$2,617,805, for which no deferred tax asset was recognized either.  Pursuant to the laws prevailing in these subsidiaries’ host countries, of total tax losses abroad R$147,647 expire in 2015, R$43,935 in 2017, R$7,972 in 2018, R$148,508 in 2025, R$19,101 in 2026, R$46,130 in 2027, R$ 69,959 in 2029, and R$13,553 in 2032.

From 2011 to 2014 some abroad subsidiaries generated profits amounting to R$3,788,574. Should tax authorities understand that these profits have already been distributed, additional taxation in Brazil, if due, would amount approximately to R$1,288,115 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the financial statements.

•       Law 12.973/14

Law 12,973, enacted in May 2014, revokes the Transition Tax Regime (RTT) and introduces other measures, among them: (i) amendments to Decree-Law 1.598/77 that addresses the corporate income tax; (ii) amendments to the law that addresses the social contribution; (ii) definition that any change in or adoption of accounting methods and criteria through administrative acts issued based on a competence attributed by the commercial law shall not have any impact on the calculation of federal taxes until it is properly regulated; (iii) inclusion of a specific treatment  for taxation of profits or dividends for the calendar year 2014; (iv) inclusion of provisions on the calculation of interest on capital; and (v) new considerations about investments accounted for under the equity method of accounting. The provisions established in the law are effective starting 2015, however, companies may opt for their early adoption, on an irreversible basis, in 2014.

The Company prepared studies on the possible effects that could arise from the early application of the provisions of Law 12.973 and concluded that they do not result in material adjustments (or positive) to its financial statements as of December 31, 2014 and, therefore, elected not to adopt it.

13.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	12/31/2014	12/31/2013	12/31/2012
Income tax and social contribution
Actuarial gains on defined benefit pension plan	65.372	33,012	66,155
Changes in the fair value on available-for-sale financial assets	(140,859)	(401,574)	(377,164)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	41,015
	(459,982)	(794,072)	(736,519)

13.d) Tax incentives

The Company benefits from Income Tax incentives based on the legislation in effect, such as: Workers’ Food Program, the Rouanet Act (tax incentives to cultural sponsorship), Audiovisual Activity Tax Incentives, Funds for the Rights of Children and Adolescents, National Oncologic Care Support Program, National Disabled Care Support Program, and Senior Citizens Law. As of December 31, 2014, these tax incentives totaled R$3,487 (R$329 as of December 31, 2013).

14.   TAXES IN INSTALLMENTS

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 12, is as follows:

				Consolidated
	Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Federal REFIS Law 11.941/0(a)	9,942	140,446		1,001,630
Federal REFIS Law 12.865/1(a)		27,124		384,872
Other taxes in installments (b)	23,416	79,817	20,728	68,336
	33,358	247,387	20,728	1,454,838

14.a) Tax Recovery Program (Federal Refis) – Law 11.941/09 and Law 13.043/14

•       Federal Law 11.941/09 Tax Installment Payment Program

In November 2009 the Company joined the Tax Installment Payment Program introduced by Law 11.941/09 and decided to pay all tax debts with judicial deposits in cash. The Group awaits the approval by the Federal Revenue Service (RFB) and the National Treasury Attorney General’s Office (PGFN) of these amounts, which total R$9,942.

•       Federal Law 12.865/13 Tax Installment Payment Program

a. Reinstatement of the overseas profits installment payment program (Law 12.865/13)

The Company reported in Note 15, section “Other administrative and judicial proceedings”, item (b), of the Notes to the Interim Financial Statements for the Third Quarter of 2014 (Provision for Tax, Social Security, Labor, Civil, Environmental Risks and Judicial Deposits) that it had been notified that its request to pay income tax and social contribution debts under an installment payment plan governed by Law 12.862/2013, also known as installment payment of taxes on overseas profits, amounting to R$1,585,174, had been rejected. In summary, this decision had been based on the inconsistency of the reported interest amounts. The Company filed an appeal against this decision where it asserted that said interest had been settled under the Law 11.941/2009 tax installment payment program, reinstated by Law 12.996/14.

Subsequently, due to the issue of Joint Administrative Rule 13/2014, which allowed the settlement of debts even if there was any discrepancy between the amount in installments determined by the Federal Revenue Service and the taxpayer’s calculation, the Company paid R$18,083 and, therefore, it settled the down payment and the past-due installments.

Subsequently, the Federal Revenue Service accepted the payment and reinstated the installment payment plan and, therefore, the contingency reported in the Third Quarter of 2014 was written off from our controls.

b. Revision of the tax credits of the taxes on overseas profits installment payment plan (Law 12.865/13)

In November 2013 the Company joined the tax installment payment program. This resulted in a revision of the tax credit amounts—in qualitative terms—in December 2014. As a result, the adjusted amounts of credit from tax losses were R$25,507.

•       Deadline Extension (Federal Law 11.941/09) by Federal Law 12.996/14

In August 2014 the Company joined the program that permitted the payment in installments of tax debts with a decrease in penalties and interest, and debt settlement with tax credits. The Company opted for the payment in 180 installments, utilizing credit from tax losses of R$26,905. This plan must be approved by tax authorities.

•       Early Settlement of Tax Debts – Federal Law 13.043/14

In November 2014, the Company joined the Early Settlement of Tax Debts Program created by the Federal Government. The program’s purpose is to allow taxpayers to settle all federal taxes in installments by paying no less than 30% of the total debt in cash and the remaining balance with credit from tax losses. The Company settled a total of R$1,603,970 in tax debts in installments. This has a cash impact equivalent to 30% of R$481,191 and due to the early settlement of the Law 11.941/09 installment payment plans totaling R$20,336. The remaining balance was settled with a tax credit amounting to R$1,083,702. The Group awaits the plan’s approval by the RFB and the PGFN.

The table below shows the movements mentioned above:

Consolidated
Amount of taxes in installments	1,603,970
Cash inflow (30%)	(481,191)
Tax credit (Tax loss)	(1,083,702)
Discounts on taxes in installments - Law 11.941/09	(39,077)
Prepayment of taxes in installments -Law11.941/09*	(20,336)

(*) Amounts paid in cash related to the early settlement required by Law 11.941/09 to allow the transfer of the tax debts to the Law 13.043/14 Early Settlement program.

14.b) Other tax installments (regular and other)

Some Group companies have installment payment plans with the Federal Revenue Service and state tax authorities.

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
		12/31/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	129,524	77,836	428,141	469,692
Social security and labor	506,520	182,589	298,637	185,104
Civil	106,143	17,897	82,143	29,022
Environmental	3,981	1,697	4,262	961
Judicial deposits		8,785		8,935
	746,168	288,804	813,183	693,714

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2014 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2013	Additions	Accrued charges	Net utilization of reversal	12/31/2014
Tax	428,141	51,983	13,324	(363,924)	129,524
Social security	47,261	9,952	5,064		62,277
Labor	251,376	313,634	47,711	(168,478)	444,243
Civil	82,143	5,845	30,062	(11,907)	106,143
Environmental	4,262	450	346	(1,077)	3,981
	813,183	381,864	96,507	(545,386)	746,168

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses to which CSN or its subsidiaries are parties are as follows: (i) State VAT (ICMS) and State Poverty Suppression Fund Contribution (FECP) Assessment Notice due to the duplicate recordkeeping/import invoice issue; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) ICMS Assessment Notice for the alleged nonpayment of the tax rate differences on interstate sales of consumables and capital assets; and (v) collection of income tax and social contribution for the offset of nonexistent tax credits.

The main decreases as compared to the 2013 financial statements result for joining the REFIS installment payment program due to the reopening, under Law 11.941/2009, of cases already assessed as probable losses, especially federal tax collection lawsuits due to unauthorized offsets, and the write-off of the provision for tax assessment notices related to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation, issued by the Rio de Janeiro tax authority: (i) the ICMS difference levied of each transaction, (ii) disallowance of alleged ICMS credits claimed twice in the tax records, and (iii) fine for not recording invoices.

In the second case, in the third quarter of 2014, in line with the Company’s accounting policy of continuously reviewing the likelihoods of unfavorable outcomes in ongoing lawsuits, Management, based on the in-house and outside legal counsel’s opinion, revised the assumptions used to assess tax assessment notices and, based on favorable Superior Court of Justice rulings, case developments, and also on new, consistent arguments against such tax assessments, concluded that there are good chances of a favorable outcome in these lawsuits, and believes that the disbursement of resources incorporating future economic benefits to discharge a possible obligation due to an unfavorable outcome is less than probable.

Labor lawsuits

As of December 31, 2014, the Group is a defendant in 7,503 labor lawsuits, for which a provision has been recorded in the amount of R$444,243 (R$251,376 as of December 31, 2013). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2014 there were significant addition or write-off movements in labor lawsuits, basically due to the substantial number of write-offs resulting from court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$106,143 as of December 31, 2014 (R$82,143 as of December 31, 2013)

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$3,981 as of December 31, 2014 (R$4,262 as of December 31, 2013)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above. This new lawsuit is classified as possible risk of loss since the trend is that the State courts’ decision prevails also in the Federal courts. The risk amount in this new lawsuit is the same of the lawsuit filed by the State Public Prosecution Office.

▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental) classified as possible risk of loss, in the approximate amount of R$15,429,927, of which

(a)  R$7,068,252 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF). The appeal filed was partially upheld and the Company awaits the issue of the court decision to analyze a possible filing of a new appeal with the Superior Board of Tax Appeals.

(b)  R$742,727 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

(c)  R$521,340 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09 due to the insufficiency of tax losses. When consolidating the tax installment payment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflation-Based Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax losses as a result of the Overseas Profits tax assessment notice issued against the Company.

(d)  R$523,171 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file offset requests, processed at the time.

(e)  R$476,316 refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries in 2010.

(f)   R$446,907 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plant. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed

(g)  R$257,536 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(h)  R$230,261 refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation, and the tax authority is claiming: (i) the ICMS difference levied on each transaction, (ii) disallowance of alleged ICMS credits claimed twice in the tax records, and (iii) fine for not recording invoices.

(i)   R$362,489 refers to the disallowance of the tax losses arising on adjustments to the SAPLI (Inflation-based losses and profits monitoring system) made by the Federal Revenue Service due to the tax assessment notice issued in 2008-2010.

(j)   R$2,870,796 refers to other tax (federal, state, and municipal) lawsuits.

(k)  On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8.884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment.  The collection of the R$63,463 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter.

(l)   R$1,369,004 refers to labor and social security lawsuits; R$382,641 refers to civil lawsuits, and R$115,024 refers to environmental lawsuits.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing possible risk of loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligations is as follows:

		Consolidated
	12/31/2014	12/31/2013
Environmental liabilities	211,544	346,455
Asset retirement obligations	26,995	23,999
	238,539	370,454

16.a) Environmental liabilities

As of December 31, 2014, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses. In the second quarter of 2014, the Company concluded a new study of remediation alternatives for some areas in Volta Redonda (RJ) which in the past were used as landfill by the Company. The study comprised the change of the remediation technology, replacing the material removal by the on-site geotechnical confinement, as permitted by the Brazilian environmental legislation, resulting in a reversal of R$120,582.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount the provision to present value through December 31, 2014 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

16.b) Asset retirement

Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

17.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 51.34% of the voting shares.

Rio Iaco Participações S.A. holds 4.28% of CSN’s voting capital.

•       Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Siderurgia	141,190	203,386
Rio Iaco	11,776	16,963
Total at 12/31/2014	152,966	220,349
Total at 12/31/2013		471,801	388,855

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

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

17.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction – Assets and Liabilities

							Consolidated
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables	153,737		153,737	Other payables
Loans	517,493	117,357	634,850	Accounts payable	2,681	546	3,227
Dividends receivable	59,470		59,470	Advances from customers	247,077	9,236,170	9,483,247
Actuarial asset		97,173	97,173	Trade payables	63,165		63,165
Other receivables (note 6)	15,780	7,037	22,817	Actuarial liability		11,275	11,275
Total at 12/31/2014	746,480	221,567	968,047	Total at 12/31/2014	312,923	9,247,991	9,560,914
Total at 12/31/2013	987,969	719,042	1,707,011	Total at 12/31/2013	475,099	8,533,824	9,008,923

•       By transaction – Statement of Income

Consolidated
	12/31/2014		12/31/2013		12/31/2012
Revenues		Revenues		Revenues
Sales	1,177,860	Sales	862,004	Sales	1,865,226
Interest	50,631	Interest	25,576	Interest	55,829
Expenses		Expenses		Expenses
Purchases	(1,047,423)	Purchases	(917,469)	Purchases	(483,108)
Interest	(423,621)	Interest	(421,659)	Interest	(397,991)
Total	(242,553)	Total	(451,548)	Total	1,039,956

•       By company – Assets and Liabilities

	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	52,658	64,739	117,397
	52,658	64,739	117,397
Joint ventures
CGPAR Construção Pesada S.A.	7,042		7,042	75		75
Nacional Minérios S.A. (2)	482,981		482,981	247,696	9,236,716	9,484,412
MRS Logística S.A.	24,632		24,632	39,515		39,515
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,776	3,808	8,584	11,196		11,196
Transnordestina Logística S.A (3)	100,397	40,961	141,358	14,110		14,110
	619,828	44,769	664,597	312,592	9,236,716	9,549,308
Other related parties
CBS Previdência		97,173	97,173		11,275	11,275
Fundação CSN	320	148	468	234		234
Banco Fibra
Usiminas	1,187		1,187	97		97
Panatlântica	72,487		72,487
Ibis Participações e Serviços
Taquari Participações S.A
	73,994	97,321	171,315	331	11,275	11,606
Associates
Arvedi Metalfer do Brasil S.A.		14,738	14,738
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,247,991	9,560,914
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923

•         By company – Statement of Income

				12/31/2014				12/31/2013				12/31/2012
	Sales	Purchases	Finance income and costs, net	Total	Sales	Purchases	Finance income and costs, net	Total	Sales	Purchases	Finance income and costs, net	Total

Parent Company
Vicunha Steel S,A,							(1,849)	(1,849)
							(1,849)	(1,849)
Subsidiaries
Ferrovia Transnordestina Logística S,A, (1)			11,684	11,684			(62)	(62)
			11,684	11,684			(62)	(62)
Joint ventures
CGPAR Construção Pesada S,A,		(152,835)		(152,835)		(200,689)		(200,689)		(7,972)		(7,972)
Nacional Minérios S,A, (2)	344,182	(15,733)	(399,739)	(71,290)	357,731	(3,519)	(394,456)	(40,244)	1,408,009	(16,327)	(378,607)	1,013,075
MRS Logística S,A,		(668,295)		(668,295)		(555,261)		(555,261)		(378,185)		(378,185)
CBSI - Companhia Brasileira de Serviços e Infraestrutura		(170,979)		(170,979)		(122,348)		(122,348)		(67,442)		(67,442)
Transnordestina Logística S,A (3)			12,185	12,185	46		(883)	(837)
	344,182	(1,007,842)	(387,554)	(1,051,214)	357,777	(881,817)	(395,339)	(919,379)	1,408,009	(469,926)	(378,607)	559,476
Other related parties
CBS Previdência		(7,199)		(7,199)		(13,392)		(13,392)			36,355	36,355
Fundação CSN		(2,550)	64	(2,486)		(1,983)	83	(1,900)		(2,048)	3	(2,045)
Banco Fibra			1,048	1,048
Usiminas	58,845	(22,689)		36,156	50,722	(8,355)		42,367	79,571	(1,692)		77,879
Panatlântica	774,833			774,833	453,505			453,505	377,646			377,646
Ibis Participações e Serviços		(7,013)		(7,013)		(9,717)		(9,717)		(7,255)		(7,255)
Taquari Participações S,A		(130)		(130)		(2,205)		(2,205)
Companhia de Gás do Ceará										(2,187)		(2,187)

	833,678	(39,581)	1,112	795,209	504,227	(35,652)	83	468,658	457,217	(13,182)	36,358	480,393
Associates
Arvedi Metalfer do Brasil S,A,			1,768	1,768			1,084	1,084			87	87
Total	1,177,860	(1,047,423)	(372,990)	(242,553)	862,004	(917,469)	(396,083)	(451,548)	1,865,226	(483,108)	(342,162)	1,039,956

1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A with the joint venture Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset: Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Export and CSN Metals. Contracts in US$: interest of 5.37% to 6.80% p.a. with final maturity in June 2015. As of December 31, 2014, loans total R$364,118 (R$360,990 as of December 31, 2013) classified in current.

Liability: The advance from customer received from the joint venture Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

As disclosed in note 7.d), the Company signed an investment agreement for the new strategic alliance formed with the Asian Consortium. During the procedures required to close the transaction, the interest established in the agreements was canceled; however, a resolutive condition was introduced to reinstate the collection of interest retrospectively if the transaction is not closed.

The transaction closing is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for late 2015.

3.   Transnordestina Logística S.A: Contracts in R$: interest of 108.00% of the CDI with final maturity in December 2016. As of December 31, 2014, borrowings total R$141,358 (R$270,693 as of December 31, 2013), of which R$100,397 is classified in current and R$40,961 is classified in long term

1.   17.c) Other unconsolidated related parties

•       CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 26.

•       Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Ibis Participações e Serviços Ltda.

Ibis Participações e Serviços is under the control of a member of the Company’s Board.

•       Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

17.d) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2014.

	12/31/2014	12/31/2013
	Statement of Income
Short-term benefits for employees and officers	34,861	29,540
Post-employment benefits	116	118
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	34,977	29,658

n/a – not applicable

18.   SHAREHOLDERS' EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2014 and 2013 is R$4,540,000 comprising 1,387,524,047 (1,457,970,108 as of December 31, 2013) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2014 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

18.d) Ownership structure

As of December 31, 2014, the Company’s ownership structure was as follows:

			12/31/2014		12/31/2013
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	50.29%	51.34%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.28%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.92%	0.94%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.60%
NYSE (ADRs)	342,466,899	24.68%	25.20%	356,019,691	24.42%
BM&FBovespa	239,010,634	17.23%	17.59%	324,453,803	22.25%
	1,358,974,147	97.94%	100.00%	1,457,970,108	100.00%
Treasury shares	28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company of the controlling group.

18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	number bought back	Share cancelation	Balance in treasury
1st	3/13/2014	70,205,661	3/14/2014-4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000		2,350,000
2nd	4/15/2014	67,855,661	4/16/2014-5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500		11,879,500
3rd	5/23/2014	58,326,161	5/26/2014-6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500		43,424,000
4th	6/26/2014	26,781,661	6/26/2014-7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661		70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000 (1)	10,205,661
5th	7/18/2014	64,205,661	7/18/2014-8/18/2014	R$ 11.40	R$ 11.40	240,400		10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061 (1)
6th	8/19/2014	63,161,055	8/19/2014-9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300		6,791,300
7th	9/29/2014	56,369,755	9/29/2014-12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600		28,549,900
8th (*)	12/30/2014	34,611,155	12/31/2014-3/31/2015

(*) After the end of the reporting period, the Company bought back 1,841,100 shares under this program.

1.   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 treasury shares, respectively, without change in the Company’s share capital.

As of December 31, 2014, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 12/31/2014 (*)
28,549,900	R$ 229,586	R$ 4.48	R$11.54	R$ 8.04	R$ 159,308

(*) Using the last share quotation on BM&FBovespa as of December 31, 2014 of R$5.58 per share.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings (loss) per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2014	12/31/2013	12/31/2012
	Common shares
(Loss) profit for the year
Attributable to owners of the Company	(105,218)	509,025	(420,113)
Weighted average number of shares	1,413,697	1,457,970	1,457,970
Basic and diluted EPS	(0.07443)	0.34913	(0.28815)

19.   PAYMENT TO SHAREHOLDERS

On February 28, 2014 and December 30, 2014, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory working capital reserve), the amounts of R$425,000 and R$275,000 in dividends, corresponding to R$0.291501175 and R$0.202358522, respectively. The dividends approved in February were paid as from March 11, 2014 and the dividends approved in December will be paid as from January 15, 2015, without inflation adjustment, to shareholders domiciled in Brazil.

Dividends are calculated pursuant to the Company’s bylaws and in compliance with the Brazilian Corporate Law. The table below shows the calculation of dividends and interest on capital approved for 2014:

12/31/2014
Loss for the year	(105,218)
Reversal of statutory working capital reserve	805,218
Profit for allocation	700,000

Allocation:
Dividends approved on 2/28/2014 and on 12/30/2014	700,000
Dividends paid in the year	(424,939)
Dividends and interest on capital from prior years	2,036
Total dividends payable	277,097

Weighted average number of shares	1,413,697
Dividends per share approved	0.19601

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
						2015	274,917		274,917
Total Approved		1,310,000	190,000	1,500,000	Total Total Approved		1,310,359	190,000	1,500,359

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	12/31/2014	12/31/2013	12/31/2012
Gross revenue
Domestic market	13,061,229	14,635,703	13,742,201
Foreign market	6,247,489	6,143,242	4,813,693
	19,308,718	20,778,945	18,555,894
Deductions
Cancelled sales and discounts	(167,483)	(206,109)	(312,687)
Taxes levied on sales	(3,015,003)	(3,260,404)	(3,014,618)
	(3,182,486)	(3,466,513)	(3,327,305)
Net revenue	16,126,232	17,312,432	15,228,589

21.   EXPENSES BY NATURE

	12/31/2014	12/31/2013	12/31/2012
Raw materials and inputs	(5,125,417)	(5,998,881)	(5,734,685)
Labor cost	(1,716,995)	(1,590,892)	(1,482,838)
Supplies	(1,097,940)	(1,145,772)	(979,894)
Maintenance cost (services and materials)	(1,072,664)	(1,297,377)	(1,018,545)
Outsourcing services	(2,544,553)	(2,117,701)	(1,521,275)
Depreciation, amortization and depletion (Note 8 b)	(1,245,131)	(1,093,830)	(1,085,733)
Other	(270,040)	(538,218)	(677,105)
	(13,072,740)	(13,782,671)	(12,500,075)

Classified as:
Cost of sales (Note 24)	(11,592,382)	(12,422,706)	(11,258,667)
Selling expenses (Note 24)	(1,041,975)	(874,875)	(773,488)
General and administrative expenses (Note 24)	(438,383)	(485,090)	(467,920)
	(13,072,740)	(13,782,671)	(12,500,075)

22.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2014	12/31/2013	12/31/2012
Other operating income
Untimely PIS/COFINS/ICMS credits		404	26,860
Reversal of actuarial liability/provision for actuarial asset	166	985	43,749
Indemnities/gains on lawsuits	39,693	51,737	20,567
Rentals and leases	1,080	817	2,645
Reversal of provisions	20,790	7,972	1,953
Gain on loss of control over Transnordestina		473,899
Other revenues	28,759	30,249	15,127
	90,488	566,063	110,901

Other operating expenses
Taxes and fees	(58,344)	(103,446)	(72,999)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(110,059)	(254,062)	(295,665)
Nondeductible contractual fines	(7,464)	(6,479)	(61,439)
Depreciation of unused equipment and amortization of intangible assets (Note 8 b)	(36,354)	(61,763)	(14,739)
Residual value of permanent assets written off (Note 8)	(15,232)	(31,660)	(9,759)
Inventory impairment losses/reversals (Note 5)	(10,396)	5,975	(13,210)
Losses on spare parts	(26,432)
Studies and project engineering expenses	(48,807)	(89,878)	(58,080)
Research and development expenses	(3,406)	(5,810)
Impairment loss adjustment		(48,469)
Pension plan expenses			(5,256)
Healthcare plan expenses	(54,319)	(55,720)	(51,234)
Impairment of available-for-sale financial assets	(205,000)	(5,002)	(2,022,793)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(37,308)	(129,743)
Impairment of the Transnordestina old railway network (note 7 X)		(216,446)
Other expenses	(44,006)	(131,705)	(157,108)
	(657,127)	(1,134,208)	(2,762,282)
Other operating expenses, net	(566,639)	(568,145)	(2,651,381)

23.   FINANCE INCOME (COSTS)

	12/31/2014	12/31/2013	12/31/2012
Finance income
Related parties (Note 17 b)	50,631	25,576	68,023
Income from short-term investments	82,103	125,685	177,328
Net effect of REFIS - Law 11,941/09 and MP 470/09			115,457
Other income	38,818	20,723	31,036
	171,552	171,984	391,844
Finance costs
Borrowings and financing - foreign currency	(718,281)	(743,276)	(675,379)
Borrowings and financing - local currency	(1,806,568)	(1,559,312)	(1,531,514)
Related parties (Note 17 b)	(423,621)	(421,659)	(397,991)
Capitalized interest (Notes 8 and 29)	165,789	490,747	401,827
Losses on derivatives (*)	(4,869)	(21,643)	(9,166)
Interest, fines and late payment charges	(76,704)	(72,065)	(157,277)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(52,036)	(277,032)
Other finance costs	(187,688)	(135,500)	(178,185)
	(3,103,978)	(2,739,740)	(2,547,685)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(109)	(37,858)	(143,774)
Exchange differences, net	(391,767)	97,969	152,837
Exchange gain (losses) on derivatives (*)	242,869	(3,954)	(4,573)
	(149,007)	56,157	4,490

Finance costs, net	(3,081,433)	(2,511,599)	(2,151,351)

(*) Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap	(12,735)	11,172	8,301
Dollar-to-real swap (NDF)	213,602	(597)
Dollar-to-euro swap (NDF)	33,397	(13,190)	(5,116)
Dollar-to-euro swap	8,605	4,035	(8,065)
Yen-to-dollar swap		(5,374)	307
	242,869	(3,954)	(4,573)
Libor-to-CDI swap	(943)	(4,268)	(9,166)
Fixed rate-to-CDI swap	(3,926)	(17,375)
	(4,869)	(21,643)	(9,166)
	238,000	(25,597)	(13,739)

24.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

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

In January 2014 the production of long steel products started with a capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining, The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, which produces high quality iron ore, as well as the joint venture Nacional Minérios S.A.  (Namisa), which has its own mines, also of excellent quality, and which sells third party iron ore. CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•          Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. , which operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I) sections, whose concession goes until 2027, held by FTL; and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections, whose concession goes until 2057 or until the return of the investment adjusted by 6.75% of the sections, held by TLSA.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon.. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

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

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

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

•       Profit per segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures Namisa, MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								12/31/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,177,453	25,245,424				2,185,044
Net revenues
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Total net revenue (Note 20)	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232
Cost of sales and services (Note 21)	(8,671,935)	(2,985,930)	(137,634)	(753,394)	(186,750)	(295,264)	1,438,525	(11,592,382)
Gross profit	2,819,749	1,123,473	64,704	351,632	137,731	145,228	(108,667)	4,533,850
General and administrative expenses (Note 21)	(686,936)	(61,129)	(7,016)	(113,042)	(20,097)	(66,848)	(525,290)	(1,480,358)
Depreciation (Note 8 b)	802,323	366,808	10,525	168,786	17,095	37,627	(158,033)	1,245,131
Proportionate EBITDA of joint ventures							430,547	430,547
Adjusted EBITDA	2,935,136	1,429,152	68,213	407,376	134,729	116,007	(361,443)	4,729,170

Sales by geographic area
Asia	77,688	3,674,778					(484,096)	3,268,370
North America	713,777							713,777
Latin America	165,238							165,238
Europe	1,868,280	127,788						1,996,068
Other	16,288							16,288
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
TOTAL	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232

								12/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	6,116,944	21,534,147				2,045,862
Net revenues
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Total net revenue (Note 20)	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432
Cost of sales and services (Note 21)	(9,961,948)	(2,829,028)	(97,488)	(708,407)	(161,435)	(276,752)	1,612,352	(12,422,706)
Gross profit	2,431,259	2,467,700	97,354	365,809	50,362	138,825	(661,583)	4,889,726
General and administrative expenses (Note 21)	(738,655)	(69,364)	(22,743)	(100,062)	(20,384)	(68,219)	(340,538)	(1,359,965)
Depreciation (Note 8 b)	761,086	219,742	7,272	140,551	17,067	30,631	(82,519)	1,093,830
Proportionate EBITDA of joint ventures							780,606	780,606
Adjusted EBITDA	2,453,690	2,618,078	81,883	406,298	47,045	101,237	(304,034)	5,404,197

Sales by geographic area
Asia	45,105	3,610,625						3,655,730
North America	635,749							635,749
Latin America	153,027							153,027
Europe	1,839,732	1,006,129						2,845,861
Other	23,858						(1,248,867)	(1,225,009)
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
TOTAL	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432

Profit or loss								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,828,718	20,181,321				1,972,020
Net revenues
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(567,486)	10,458,812
Foreign market	2,324,038	3,772,104					(1,326,365)	4,769,777
Total net revenue (Note 22)	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(1,893,851)	15,228,589
Cost of sales and services (Note 23)	(8,867,820)	(2,449,839)	(82,585)	(729,684)	(153,031)	(286,316)	1,310,608	(11,258,667)
Gross profit	1,934,462	2,035,710	68,929	337,072	75,636	101,356	(583,243)	3,969,922
General and administrative expenses (Note 23)	(616,976)	(59,404)	(20,482)	(95,246)	(21,792)	(68,195)	(359,313)	(1,241,408)
Depreciation (Note 10 b)	750,507	190,019	6,653	139,386	17,238	26,902	(44,972)	1,085,733
Proportionate EBITDA of jointly controlled entities							717,627	717,627
Adjusted EBITDA	2,067,993	2,166,325	55,100	381,212	71,082	60,063	(269,901)	4,531,874

								12/31/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Asia	30,495	2,964,154						2,994,649
North America	585,505	16,589						602,094
Latin America	203,069							203,069
Europe	1,491,195	791,361						2,282,556
Other	13,774						(1,326,365)	(1,312,591)
Foreign market	2,324,038	3,772,104					(1,326,365)	4,769,777
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(567,486)	10,458,812
TOTAL	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(1,893,851)	15,228,589

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures (Namisa 60%), MRS and CBSI.

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

	12/31/2014	12/31/2013	12/31/2012
(Loss) profit for the year	(112,267)	533,994	(480,574)
Depreciation (Note 8 b)	1,245,131	1,093,830	1,085,733
Income tax and social contribution (Note 13)	(151,153)	74,161	(952,208)
Finance income (cost) (Note 23)	3,081,433	2,511,599	2,151,351
EBITDA	4,063,144	4,213,584	1,804,302
Other operating income (expenses) (Note 22)	566,639	568,145	2,651,381
Equity in results of affiliated companies	(331,160)	(158,138)	(641,436)
Proportionate EBITDA of joint ventures	430,547	780,606	717,627
Adjusted EBITDA (*)	4,729,170	5,404,197	4,531,874

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date can only join the new Mixed Plan. In addition, all active employees who were participants of the former defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2014 CBS had 34,562 participants (33,939 as of December 31, 2013), of whom 20,252 were active contributors (19,325 as of December 31, 2013), 9,271 were retired employees (9,460 as of December 31, 2013), and 5,039 were related beneficiaries (5,154 as of December 31, 2013). Out of the total participants as of December 31, 2014, 12,559 belonged to the defined benefit plan, 16,604 to the mixed plan, 1,767 to the CBSPrev Namisa plan, and 3,632 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2014 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2013). The total plan assets of the entity amounted to R$4.2 billion as of December 31, 2014 (R$4.1 billion as of December 31, 2013). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2013 and 2014, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

25.a) Description of the pension plans

Plan covering 35% of the average salary

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

Average salary supplementation plan

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

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan. This plan was discontinued on October 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

25.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

25.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

				Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 6)	97,173	97,051	11,275	11,139
Post-employment healthcare benefits			576,480	473,966
	97,173	97,051	587,755	485,105

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2014	12/31/2013
Present value of defined benefit obligation	2,508,441	2,263,012
Fair value of plan assets	(2,745,834)	(2,684,783)
(Surplus)	(237,393)	(421,771)
Restriction to actuarial assets due to recovery limitation	151,495	335,859
(Assets), net	(85,898)	(85,912)
Liabilities	11,275	11,139
Assets	(97,173)	(97,051)
Net (assets) recognized in the balance sheet	(85,898)	(85,912)

The movement in the present value of the defined benefit obligation during 2014 is as follows:

	12/31/2014	12/31/2013
Present value of obligations at the beginning of the year	2,263,012	2,666,261
Cost of service	10,114	6,375
Interest cost	255,573	239,310
Benefits paid	(209,891)	(208,951)
Actuarial loss/(gain)	189,633	(439,983)
Present value of obligations at the end of the year	2,508,441	2,263,012

The movement in the fair value of the plan assets during 2014 is as follows:

	12/31/2014	12/31/2013
Fair value of plan assets at the beginning of the year	(2,684,783)	(2,923,483)
Expected return on plan assets	(305,469)	(263,410)
Benefits paid	209,891	208,951
Actuarial gains	34,527	293,159
Fair value of plan assets at the end of the year	(2,745,834)	(2,684,783)

The amounts recognized in the income statement for the year ended December 31, 2014 are comprised as follows:

	12/31/2014	12/31/2013
Cost of current service	10,114	6,375
Interest cost	255,573	239,310
Expected return on plan assets	(305,469)	(263,410)
Interest on the asset ceiling effect	39,733	16,908
	(49)	(817)
Total unrecognized costs (income) (*)	117	168
Total (income) recognized in the income statement	(166)	(985)
Total (income), net (*)	(49)	(817)

(*) Effect of the limit of paragraph 58 (b) of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2014 is as follows:

	12/31/2014	12/31/2013
Actuarial losses and (gains)	224,160	(146,823)
Restriction due to recovery limitation	(224,099)	137,336
	61	(9,487)
Actuarial losses and (gains) recognized in other comprehensive income	178	(9,319)
Unrecognized actuarial (gains) (*)	(117)	(168)
Total cost of actuarial losses and (gains)	61	(9,487)

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by paragraph 41 of IAS 19(R1):

12/31/2014
Loss due to change in demographic assumptions	127
Loss due to change in financial assumptions	77,197
Loss due to experience adjustments	112,812
Return on plan assets (less interest income)	34,024
Actuarial losses	224,160

The history of actuarial gains and losses is as follows:

	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Present value of defined benefit obligations	2,508,441	2,263,012	2,666,261	2,153,649	1,982,556
Fair value of plan assets	(2,745,834)	(2,684,783)	(2,923,483)	(2,384,450)	(2,316,018)
(Surplus)	(237,393)	(421,771)	(257,222)	(230,801)	(333,462)
Experience adjustments to plan obligations	189,633	(439,983)	484,524	141,674	225,341
Experience adjustments to plan assets	34,527	(293,159)	456,393	(81,038)	40,669

The main actuarial assumptions used were as follows:

	12/31/2014	12/31/2013
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded
Nominal discount rate	12.20%	11.83%
Inflation rate	5.70%	5.00%
Nominal salary increase rate	6.76%	6.05%
Nominal benefit increase rate	5.70%	6.05%
Rate of return on investments	12.20%	11.83%
General mortality table	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender
	35% and Average Sslary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (smoothed)
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on the first date he/shed becomes eligible for programmed retirement benefit under the plan	100% on the first date he/shed becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2014		12/31/2013
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	20.45
Female	23.02	22.17	23.02	23.02

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	20.45	20.45
Female	46.29	45.30	23.02	23.02

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2014		12/31/2013
Variable income	38,167	1.61%	118,596	4.42%
Fixed income	2,538,297	93.59%	2,398,472	89.34%
Real estate	112,900	3.24%	107,386	4.00%
Other	56,470	1.56%	60,329	2.24%
Total	2,745,834	100.00%	2,684,783	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2014 was R$763 (R$740 as of December 31, 2013 and R$ 5,256 as of December 31, 2012).

For the mixed supplementary benefit plan, which has defined contribution components, the expense as of December 31, 2014 was R$31,053 (R$31,542 as of December 31, 2013 and R$31,657 as of December 31,2012).

For the defined contribution plan CBSPrev Namisa, the expense in 2014 was R$1,637 (R$1,427 as of December 31, 2013 and R$1,466 as of December 31, 2012).

For the defined contribution plan CBSPrev, the expense in 2014 was R$1,959 (R$1,122 as of December 31, 2013).

25.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2015.

For the mixed supplementary benefit plan, which includes defined contribution components, contributions of R$31,451 are forecasted to be paid in 2015.

25.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2014 is as follows:

						12/31/2014
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	77	(97)	(135)	56	(132)	132
Effect on present value of obligations	(13,448)	14,506	(61,965)	66,960	(33,825)	36,725

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					175	(154)
Effect on present value of obligations			2	(2)	5,096	(4,450)

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(965)	955	(3,842)	3,763	167	(152)
Effect on present value of obligations	(7,884)	7,802	(31,519)	30,872	(3,645)	3,736

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	590	(550)	1,595	(1,479)
Effect on present value of obligations	5,033	(4,691)	13,665	(12,675)

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2014
Year 1	206,507
Year 2	222,594
Year 3	232,195
Year 4	241,941
Year 5	251,782
Next 5 years	1,416,758
Total forecast payments	2,571,777

25.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2014	12/31/2013
Present value of obligations	576,480	473,966
Liabilities	576,480	473,966

The reconciliation of the healthcare benefit liabilities is as follows:

	12/31/2014	12/31/2013
Actuarial liability at the beginning of the year	473,966	547,652
Cost of current service	53,707	49,164
Sponsor's contributions transferred in prior year	(46,191)	(34,691)
Recognition of loss/(gain) for the year	94,998	(88,159)
Actuarial liability at the end of the year	576,480	473,966

For the post-employment healthcare benefit plan, the expense as of December 31, 2014 was R$54,319 (R$55,720 as of December 31, 2013 and R$51,234 as of December 31, 2012).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2014	12/31/2013
Actuarial gain (loss) on obligation	94,998	(88,159)
Gain (loss) recognized in shareholders' equity	94,998	(88,159)

The history of actuarial gains and losses is as follows

	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Present value of defined benefit obligation	576,480	473,966	547,652	457,377	367,839
Deficit	576,480	473,966	547,652	457,377	367,839
Experience adjustments to plan obligations	94,998	(88,159)	77,182	84,575	48,301

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2014	12/31/2013
Longevity at age of 65 for current participants
Male	19.55	20.45
Female	22.17	23.02

Longevity at age of 65 for current participants who are 40
Male	41.59	20.45
Female	45.30	23.02

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2014	12/31/2013
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	n/a	n/a
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	12.20%	11.83%
Inflation	5.70%	5.00%
Nominal increase in medical cost based on age	6.23% - 8.87%	5.53% - 8.15%
Nominal medical costs growth rate	8.87%	8.15%
Average medical cost	417.12	380.05

25.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2014 is as follows:

		12/31/2014
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(87)	63
Effect on present value of obligations	(24,062)	26,071

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	7,070	(6,103)
Effect on present value of obligations	58,068	(50,136)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,961)	3,029
Effect on present value of obligations	(24,284)	24,844

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2014
Year 1	44,450
Year 2	47,549
Year 3	50,711
Year 4	53,908
Year 5	57,098
Next 5 years	332,203
Total forecast payments	585,919

26.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,451,682	1,875,360	38,766	20,600	5,975	168,009	2,496,423	2,063,969
FTL - Ferrovia Transnordestina	R$	11/15/2020	140,550	125,250			142		140,692	125,250
CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,776	39,287	66,199	65,710
Prada	R$	Up to 2/10/2016 and indefinite			10,133	10,133	19,340	21,916	29,473	32,049
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Estanho de Rondônia	R$	1/1/2015					106		106
Total in R$			4,593,235	4,001,613	78,151	59,985	65,339	229,212	4,736,725	4,290,810
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
Sepetiba Tecon	US$			15,708						15,708
CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000
Total in US$			3,450,000	3,465,708					3,450,000	3,465,708
CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Indefinite	25,000						25,000
Total in EUR			145,000	120,000					145,000	120,000
Total in R$			9,631,805	8,505,948					9,631,805	8,505,948
			14,225,040	12,507,561	78,151	59,985	65,339	229,212	14,368,530	12,796,758

27.   COMMITMENTS

27.a) Take-or-pay contracts

As of December 31, 2014 and 2013, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2013	2014	2015	2016	2017	2018	After 2018	Total

Transportation of iron ore, coal, coke, steel goods, cement, and mining goods.	300,381	263,266	658,028	584,926	515,810	515,810	3,910,977	6,185,551
Unloading, storage, handling, loading, and road transportation services.		5,570	9,046	9,046				18,092
Electricity, natural gas, oxygen, nitrogen, argon, and iron ore pellet supply.	886,883	1,011,416	421,417	130,831	29,292	29,292	146,772	757,604
Processing of blast furnace sludge generated during pig iron and steel production	50,964	49,739	9,731	7,074	7,074	7,074	30,065	61,018
Manufacture, repair, recovery and production of ingot casting machine units.	40,596	40,250	2,986					2,986
	1,278,824	1,370,241	1,101,208	731,877	552,176	552,176	4,087,814	7,025,251

27.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2014 fall due according to the schedule set out in the following table:

Concession	Type of service	2015	2016	2017	2018	After 2018	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,697	90,697	90,697	90,697	658,345	1,021,133

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,636	7,636	7,636	7,636	64,273	94,817

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	263,858	263,858	263,858	263,858	1,055,432	2,110,864

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	25,965	25,965	25,965	25,965	181,758	285,618

		388,156	388,156	388,156	388,156	1,959,808	3,512,432

27.c) Projects and other commitments

•          Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials.

•          Iron ore project

The expansion plan projects producing 89 Mtpa of iron ore products and increase port capacity by 84 Mtpa in TECAR. In the first stage, CSN projects producing up to 66 Mtpa of iron ore and is investing in expanding sea port capacity in Itaguaí, or TECAR, to 60 Mtpa. Coal and coke imports are carried out through the TECAR terminal.

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

•          Transnordestina project

The Transnordestina project includes building 1,728 km of new, next-generation, wide-gauge tracks. The project posts a 45% progress and completion is estimated for 2017. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE  (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures should be converted into TLSA shares.

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

•          Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supply of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million metric tons. CSN has received approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

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

28.   INSURANCE

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

In 2014, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2014 to September 30, 2015. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Presidente Vargas Mills, Casa de Pedra Mine, CSN Paraná, Tecar Terminal, Tecon Terminal, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

The table below shows additional information on transactions related to the statement of cash flows:

	12/31/2014	12/31/2013	12/31/2012
Income tax and social contribution paid	98,040	45,388	72,780
Addition to PP&E with interest capitalization	165,789	490,747	401,827
Capital reduction with no cash effect		153,305
	263,829	689,440	474,607

30.   STATEMENT OF COMPREHENSIVE INCOME

	12/31/2014	12/31/2013	12/31/2012
(Loss) profit for the year	(112,267)	533,994	(480,574)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries	2,221
Actuarial (losses) gains on defined benefit pension plan	(95,175)	97,478	160,923
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	32,360	(33,142)	(54,714)
	(60,594)	64,336	106,209

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	28,227	218,927	147,735
Available-for-sale assets	(971,808)	66,793	2,271,448
Income tax and social contribution on available-for-sale assets	330,415	(22,709)	(772,292)
Impairment of available-for-sale assets	205,000	5,002
Income tax and social contribution on impairment of available-for-sale assets	(69,700)	(1,701)
(Loss) gain on percentage change in investments	(73,754)
(Loss) gain on cash flow hedge accounting	(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	41,015
	(631,238)	266,312	1,646,891

	(691,832)	330,648	1,753,100

Total comprehensive income for the year	(804,099)	864,642	1,272,526

Attributable to:
Owners of the Company	(797,050)	839,673	1,332,987
Non-controlling interests	(7,049)	24,969	(60,461)
	(804,099)	864,642	1,272,526

31.   EVENTS AFTER THE REPORTING PERIOD

•           Debentures

•         Eighth Issue

In January 2015 the Company issued 10,000 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10 totaling R$100,000 that pay interest equivalent to 113.70% of the CDI Cetip rate per year, and mature in January 2022, with early redemption option.

•         Optional partial buyback of the Sixth Issue

In January 2015 the Company conducted optional buyback of the 1st series debentures of its Sixth Issue, totaling 60,000 debentures at their unit par value, plus interest accrued since the last interest payment through the optional partial buyback date. The optional buyback debentures are kept in treasury.

•         Dividends

On March 11, 2015 the Board of Directors of Companhia Siderúrgica Nacional approved, in accordance with article 31 of the Company's Bylaws and 204, paragraph 2 of Law 6404/76, the payment to shareholders of dividends from the profit reserve totaling R$275,000,000.00, corresponding to R$ 0.202633043 per share of the capital stock. The liquidation of the dividend was made on March 19, 2015.

Nacional Minérios S.A. Financial Statements For the Year Ended December 31, 2014 and Independent Auditor’s Report Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Nacional Minérios S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Nacional Minérios S.A. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

FS-R1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nacional Minérios S.A. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

As described on note 8 to the financial statements, the Company has significant transactions with related parties. Our opinion was not qualified regarding this subject.

São Paulo, March 31, 2015

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

FS-R2

NACIONAL MINÉRIOS S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$)

ASSETS	Note	2014	2013

CURRENT ASSETS
Cash and cash equivalents	4	5,499,139	4,815,211
Trade receivables	5	126,726	220,739
Inventories	6	77,451	85,599
Advances to suppliers		250,469	423,245
Recoverable taxes	7	21,077	47,866
Loans and receivables		61,026	51,854
Other assets		22,775	3,549
Total current assets		6,058,663	5,648,063

NONCURRENT ASSETS
Advances to suppliers	8	9,236,170	8,522,067
Loans and receivables	8	-	39,824
Deferred taxes	9	-	1,968
Recoverable taxes	7	123,678	124,596
Other assets		5,826	5,006
Investments	10	171,760	171,760
Property, plant and equipment	11	563,709	506,233
Intangible assets	12	583,110	584,140
Total noncurrent assets		10,684,253	9,955,594

TOTAL ASSETS		16,742,916	15,603,657

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2014	2013

CURRENT LIABILITIES
Loans and financing	13	368,818	42,247
Trade payables to third parties		37,901	40,089
Trade payables to related parties	8	13,872	17,487
Salaries and wages		12,662	11,522
Taxes payable		160,576	22,488
Proposed dividends	16	55,764	336,673
Other payables		148,569	82,229
Total current liabilities		798,162	552,735

NONCURRENT LIABILITIES
Loans and financing	13	29,541	339,961
Provision for risks	14	1,126	5,020
Tax payable		73,828	65,981
Deferred taxes	9	151,874	-
Other payables		16,402	15,693
Total noncurrent liabilities		272,771	426,655

EQUITY
Issued capital	16	2,800,000	2,800,000
Capital reserves		6,473,699	6,473,699
Earnings reserves		6,236,647	5,188,931
Other comprehensive income		161,637	161,637
Total equity		15,671,983	14,624,267

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,742,916	15,603,657

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 20, 2013 AND 2012
(In thousands of Brazilian reais - R$, except earnings per thousand shares)

	Note	2014	2013	2012

NET OPERATING REVENUE	18	1,475,058	2,369,836	3,836,415

COST OF GOODS SOLD	19	(995,192)	(1,090,901)	(2,203,494)

GROSS PROFIT		479,866	1,278,935	1,632,921

OPERATING EXPENSES
Selling expenses	19	(433,424)	(419,915)	(828,646)
General and administrative expenses	19	(54,029)	(55,966)	(57,985)
Other expenses, net	19	(27,911)	(21,033)	(52,043)
		(515,364)	(496,914)	(938,674)

OPERATING PROFIT BEFORE
FINANCIAL INCOME (EXPENSE)		(35,498)	782,021	694,247

FINANCIAL INCOME (EXPENSE)
Financial income, net	20	1,115,587	1,131,149	1,034,301
Exchange rate and monetary variances, net	20	536,304	523,562	295,407
		1,651,891	1,654,711	1,329,708

PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1,616,393	2,436,732	2,023,955

INCOME TAX AND SOCIAL CONTRIBUTION
Current	9	(359,070)	(1,220,138)	(122,016)
Deferred	9	(153,843)	(323,738)	(285,453)

NET PROFIT FOR THE YEAR		1,103,480	892,856	1,616,486

BASIC AND DILUTED EARNINGS
PER THOUSAND SHARES - R$		2.3228	1.8794	3.4026

The accompanying notes are an integral part of these financial statements.

FS-3

NACIONAL MINÉRIOS S.A.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012
(In thousands of Brazilian reais - R$)

	2014	2013	2012

NET PROFIT FOR THE YEAR	1,103,480	892,856	1,616,486
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,103,480	892,856	1,616,486

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CASH FLOWS - INDIRECT METHOD
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012
(In thousands of Brazilian reais - R$)

	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit for the year	1,103,480	892,856	1,616,486
Adjustments to reconcile profit before income tax and social contribution to net cash generated by operating activities:
Inflation adjustments and exchange differences, net	(101,886)	(2,529)	(31,085)
Accrued charges on borrowings and financing	31,397	23,244	24,977
Depreciation/depletion/amortization	45,806	20,716	16,423
Income tax and social contribution	512,913	1,543,876	407,469
Provision for sales in installments	53,070	41,658	(42,175)
Provision for interest receivable	(711,818)	(692,349)	(656,686)
Dividends receivable - MRS Logística	(21,256)	(31,841)	(24,239)
Other provisions	27,328	12,795	88,522
	939,034	1,808,426	1,399,692

(Increase) decrease in operating assets:
Trade receivables	64,622	238,369	(203,312)
Inventories	10,999	92,417	50,735
Advances to suppliers	164,753	194,358	(16,635)
Recoverable taxes	(31,085)	(16,585)	(179,839)
Other receivables	44,669	18,987	3,265

Increase (decrease) in operating liabilities:
Trade payables to third parties	(3,137)	(55,768)	(1,715)
Trade payables to related parties	753	(112,664)	463,279
Accrued payroll and related taxes	1,140	892	2,815
Taxes payable	(318)	70,711	(1,733)
Other payables	(7,081)	(5,283)	(13,043)

Dividends received	23,480	33,171	26,057
Income taxes paid	(160,741)	(1,084,816)	(119,268)
Interest received	5,816	6,016	1,935
Interest paid	(23,017)	(21,837)	(27,855)

Net cash generated by operating activities	1,029,887	1,166,394	1,384,378

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127,556)	(66,841)	(127,871)
Net cash used in investing activities	(127,556)	(66,841)	(127,871)

CASH FLOWS FROM FINANCING ACTIVITIES
New borrowings and financing	15,747	-	12,989
Repayment of borrowings and financing	(49,408)	(2,655)	(1,414)
Dividends paid	(336,673)	(400,000)	(300,000)
Net cash used in financing activities	(370,334)	(402,655)	(288,425)

Effect of exchange rate changes on cash and cash equivalents	151,931	36,888	53,538

NET INCREASE IN CASH AND CASH EQUIVALENTS	683,928	733,786	1,021,620

Cash and cash equivalents at the beginning of the year	4,815,211	4,081,425	3,059,805
Cash and cash equivalents at the end of the year	5,499,139	4,815,211	4,081,425
	683,928	733,786	1,021,620

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012
(In thousands of Brazilian reais - R$)

			Capital reserves			Other
		Issued	Premium on	Special goodwill	Earnings	comprehensive	Retained
	Note	capital	share issuance	reserve on merger	Reserves	Income	earnings	Total

BALANCES AT DECEMBER 31, 2011		1,173,954	6,707,886	1,391,859	2,679,589	161,637	-	12,114,925

Net income							1,616,486	1,616,486
Capital increase	16.a	1,626,046	(1,626,046)	-	-	-	-	-
Allocations:
Earnings reserves	16.d	-	-	-	1,616,486		(1,616,486)	-

BALANCES AT DECEMBER 31, 2012		2,800,000	5,081,840	1,391,859	4,296,075	161,637	-	13,731,411

Net Profit for the year		-	-	-	-	-	892,856	892,856
Allocations:
Earnings reserves	16.e	-	-	-	892,856	-	(892,856)	-
								-
BALANCES AT DECEMBER 31, 2013		2,800,000	5,081,840	1,391,859	5,188,931	161,637	-	14,624,267

Net Profit for the year		-	-	-	-	-	1,103,480	1,103,480
Allocations:
Earnings reserves	16.e	-	-	-	1,047,716	-	(1,047,716)	-
Proposed dividends (R$ 0.1174 per share)							(55,764)	(55,764)

BALANCES AT DECEMBER 31, 2014		2,800,000	5,081,840	1,391,859	6,236,647	161,637	-	15,671,983

The accompanying notes are an integral part of these financial statements.

Nacional Minérios S.A.

Nacional Minérios s.a.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         GENERAL INFORMATION

Nacional Minérios S.A. (“Company” or “Namisa”) is a private corporation, incorporated in November 2006 and domiciled in Brazil, with its registered head office located in Congonhas, State of Minas Gerais.

The Company is controlled under a Shareholders’ Agreement entered into Companhia Siderúrgica Nacional (“CSN”), which holds 60% of Namisa shares, and an Asian Consortium formed by the companies Itochu Corporation, JFE Steel Corporation, POSCO, Kobe Steel Ltd., Nisshin Steel Co.  Ltd. and China Steel Corp, which jointly hold 40% of the Company’s shares.

The Company and its subsidiaries included in the consolidated financial statements operate under joint control and carry out their mining operations in the Ferriferous Quadrilateral, in the State of Minas Gerais, where they have ore mining rights and iron ore processing facilities. The Company also has an integrated logistics network, by means of long-term contracts with CSN, consisting on a railroad and port facilities used to ship its production. This integrated logistics network allows transporting the iron ore produced in Congonhas, Ouro Preto, Itabirito, Rio Acima, and Nova Lima, in the State of Minas Gerais, to Itaguaí, in the State of Rio de Janeiro.

Own iron ore, added to the iron ore purchased from third parties, is substantially sold in the international market, mostly in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, as a result of several factors related to worldwide demand, strategies adopted by the main steel producers and the foreign exchange rate. All these factors are beyond the Company’s control.

2.         BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared based on the historical cost basis, except for certain financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The significant accounting policies adopted in the preparation of the financial statements are as follows:

a)      Foreign currency translation

(i)     Functional and presentation currency

The consolidated financial statements have been prepared and are presented in Brazilian reais (R$), which is Company’s functional currency.

Nacional Minérios S.A.

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

(ii)   Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction or the dates of valuation when such items are measured. Exchange gains and losses resulting from the settlement of such transactions and the translation at the foreign exchange rates at yearend, related to foreign currency denominated monetary assets and liabilities, are recognized in the income statement line item ‘Foreign exchange gains (losses), net’.

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

The estimates and assumptions that present a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are disclosed in the notes to the financial statements and correspond to goodwill impairment testing, revenue recognition, review of useful lives and impairment of property, plant, and equipment, contingent assets and liabilities, legal obligations and obligations related to retirement and restoration of assets.

Nacional Minérios S.A.

c)      Cash and cash equivalents

Include cash, bank deposit accounts and short-term investments, which consist of highly liquid temporary investments, stated at cost plus income earned through the end of the reporting period, with an insignificant risk of change in fair value or realizable value.

d)     Trade receivables

Refer to amounts receivable from customers for the sale of iron ore in the normal course of the Company’s business. If the collection period is equivalent to one year or less, trade receivables are classified in current assets. Otherwise, they are recorded in noncurrent assets.

Trade receivables comprise invoices issued (quantities, humidity indexes and preliminary quality grades), valued based on the commodity price established by Platts, at the shipment date, according to the agreement with each customer.

Every month, when applicable, outstanding balances are marked to market based on the future quotation price of the commodities that would be used for the final settlement, when issuing the final invoices.

The final invoices, which finalize the export transactions and are generally issued after receiving and analyzing the commodities (approval of quantities, humidity indexes and metal grades by the customers) are valued as established in each contract.

The result of the adjustments required, both for issuing the final invoices and for marking to market, is recognized as proceeds from sale when occurred.

Based on the history of realization of receivables, Management does not consider necessary to recognize a provision for losses.

e)      Inventories

Stated at the lower of cost and net realizable value. Iron ore is recognized from the time it is physically extracted at the mine. The Company uses the absorption costing method. Direct costs are allocated based on objective recording and indirect costs are allocated by apportionment, based on normal production capacity, and include costs incurred on purchase of inventories, production and processing costs, and other costs incurred to bring inventories to their current locations and conditions.

Nacional Minérios S.A.

f)      Advances to suppliers

Consist of long-term advances to CSN for purchases of raw materials and port services. The advances were initially recognized at fair value and are measured at amortized cost, they included contractually agreed interest until December 12, 2014 (see note 8.c)). The advances are realized when: (i) the raw materials are delivered and port services are provided; and (ii) 34% of the interest calculated monthly is received in cash. The portion not expected to be realized within 12 months is classified as noncurrent assets.

g)     Property, plant and equipment

Property, plant and equipment are carried at historical cost, consisting of the acquisition, production or construction cost, less accumulated depreciation and impairment losses, if any.

The elements of cost of a property, plant and equipment item comprise: (i) its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; (ii) any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management; and (iii) the initial estimate of dismantling costs and removing the item and restoring the site on which it is located. These costs represent the obligation incurred by the Company when the item is acquired.

Gains and losses on the disposal of a property, plant and equipment item are calculated by comparing the disposal proceeds with the carrying amount of the property, plant and equipment item, and are recognized as other expenses, net, in the income statement.

Depreciation is recognized in the income statement using the straight-line method, based on the estimated useful lives of each part of an item of property, plant and equipment, and ore deposits depletion is calculated based on the ore volume extracted as compared to the mineable reserve, as this is the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

The depreciation methods, useful lives and residual values are reviewed at the end of each reporting period, and any adjustments are recognized as changes in accounting estimates.

Exploration expenditures are recognized as expenses until the feasibility of mining activities is established; after this period, subsequent development costs are capitalized. Exploration and valuation expenditures include:

•      Research and analysis of exploration area historical data;

•      Topographic, geological, geochemical and geophysical studies;

•      Determine the mineral asset’s volume and quality;

•      Examine and test the extraction processes and methods;

•      Topographic surveys of the transportation and infrastructure needs;

•      Market studies and financial studies.

Nacional Minérios S.A.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

h)     Noncurrent assets held for sale

Noncurrent assets and assets groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Such condition is met only when the asset (or assets group) is available for immediate sale in its present condition subject only to usual and customary terms for sales of such asset (or assets group) and its sale is considered highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Noncurrent assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. As of December 31, 2014, the Company has R$18,826 related to available-for-sale assets recognized in line item “Other assets”.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

i)       Intangible assets

Refer basically to goodwill arising on the acquisition of subsidiary already merged, as detailed in note 12, recognized as the positive difference between the price paid and the net fair value of the acquiree’s assets and liabilities.

Goodwill has an indefinite useful life, is not subject to amortization, and is tested for impairment at least annually. Impairment losses, if any, are not reversed in subsequent periods.

The Company has a single Cash-Generating Unit (CGU), dedicated exclusively to iron ore processing, to which goodwill was allocated for impairment test purposes.

j)       Impairment of nonfinancial assets

The Company reviews annually, or in a shorter period when there is evidence of impairment, the carrying amount of nonfinancial assets subject to amortization to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of assets. Whenever such evidences are identified and the carrying amount exceeds the recoverable amount, a provision for impairment is recognized to adjust the carrying amount to the recoverable amount. The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell.

Nacional Minérios S.A.

k)     Current and noncurrent assets and liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will flow to the Company and its cost or amount can be measured reliably. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle the obligation.  Liabilities include charges, inflation adjustments or exchange differences incurred, when applicable. Assets and liabilities are classified as current when their realization or settlement within the next twelve months is probable. Otherwise, assets and liabilities are stated as noncurrent.

l)       Loans and financing

Adjusted through the end of the reporting period for exchange fluctuations or inflation index, and the financial charges incurred, as contractually agreed.

m)   Employee benefits – private pension fund and variable compensation program

The Company sponsors a pension plan created in 2012, managed by a private pension fund (CBSPREV Namisa), which grants employees defined contribution pension benefit and defined risk benefits (sickness allowance, disability retirement pensions, and survivors’ pensions), funded by the sponsor (50%) and by the employees (50%).

The regular contributions to the pension plan cover the net costs and are recognized in the income statement for the period when they become due. The Company’s obligation is limited to the monthly contributions made during the time an employee is working. In regards to the risk benefits, the Company only recognizes a liability when the fund accumulated for this purpose is insufficient to cover the benefits provided.

The Company recognizes a liability related to the variable compensation program and profit sharing and bonus payment expenses, calculated based on qualitative and quantitative goals set by Management and recognized in employee benefits line items, in the income statement.

n)     Contingent assets and liabilities, and legal obligations

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingent assets are recognized only when there are collaterals or favorable, unappealable court decisions. Contingent assets with a probable favorable outcome are only disclosed in an explanatory note. Contingent liabilities are accrued for to the extent that the Company expects to disburse cash, losses are assessed as probable, and involved amounts can be reliably measured. When the expected likelihood of loss is assessed as possible, a description of the lawsuits and involved amounts are disclosed in the explanatory notes. Contingent liabilities whose likelihood of loss is assessed as remote are neither accrued for nor disclosed, and legal obligations are recognized as payables.

Nacional Minérios S.A.

o)     Income tax and social contribution

Taxes on profit comprise current and deferred income tax (IRPJ) and social contribution (CSLL). These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are also recognized in equity, in other comprehensive income.

Current taxes are calculated based on tax laws enacted or substantially enacted by the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable profit. In Brazil, the statutory income tax rate is 34%.

Deferred taxes are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, except: (i) on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the taxable nor the accounting profit; and (ii) differences associated with investments in subsidiaries when it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are only recognized to the extent that it is probable that taxable profits will be available to offset temporary differences, based on future projected earnings prepared and supported based on internal assumptions and future economic scenarios, which may, therefore, be subject to changes.

Deferred tax assets and liabilities are presented on a net basis since there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes imposed by the same tax authority on the same entity subject to taxation.

p)     Investments

Investments are stated at cost, less a provision for impairment, where applicable.

q)     Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s financial statements at the end of the year, according to its bylaws. Any amount in excess of the mandatory minimum dividend is accrued on the date it is approved by the shareholders at the General Meeting. However, the allocation of profits from 2012 on has been discussed under a specific approach, as detailed in Note 16(d) and 16(e).

r)       Segment information

The financial statements do not include segment information because the Company operates only in the iron ore processing and sale operating segment, which is consistent with the internal reports used as basis for the Executive Committee's assessments and strategic decision-making.

Nacional Minérios S.A.

s)      Net operating revenue

Revenue from the sale of iron ore in the normal course of business is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the Company, the associated costs and possible returns can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Due to the individual terms of the sales and freight agreement, the transfer of the risks and rewards usually takes place when the products are loaded into the ship, in the port of origin.

t)       Finance income and finance costs

Finance income comprises interest earned on short-term investments and prepayments to related parties, dividends (except for dividends received by investees accounted for under equity method), and changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized in the income statement under the effective interest method. Dividend income is recognized in the income statement when the Company’s right to receive the payment has been established. Distributions received from investees accounted for using the equity method reduce the value of the investment.

Finance costs include interest on loans, net of discount to present value of provisions, changes in the fair value of financial assets measured at fair value through profit or loss, and impairment losses recognized in financial assets. Loans costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through the income statement using the effective interest method.

Exchange gains and losses are reported on a net basis.

u)     Financial instruments

Financial assets and liabilities

•      Financial assets

Financial assets can be classified in the following categories: (i) at fair value through profit or loss; (ii) held to maturity; (iii) loans and receivables; and (iv) available for sale. The classification depends on the nature and purpose of the financial assets and is determined on initial recognition. The Company does not have assets classified as held to maturity and available for sale.

Nacional Minérios S.A.

(i)      At fair value through profit or loss

Financial assets are measured at fair value through profit or loss when they are held for trading, or are designated as measured at fair value through profit or loss on their initial recognition. Financial assets are classified as held for trading when acquired principally for the purpose of selling them in the short term. A financial asset that is not held for trading may be designated as at fair value through profit on initial recognition, when such designation eliminates or significantly reduces a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses recognized in the income statement. Net gains or losses recognized in the income statement incorporate any dividends or interest earned on the financial asset.

(ii)    Loans and receivables

These are financial assets with fixed or determinable payments that are not quoted in an active market, measured at amortized cost using the effective interest method, less any impairment, where applicable. Interest income is recognized using the effective interest method.

Effective interest method

It is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating interest income or interest expenses over the period. The effective interest rate is the rate that exactly discounts the estimated future cash receipts or payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

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

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

Nacional Minérios S.A.

v)     New standards, amendments to and interpretations of standards that are not yet effective

The following standards, amendments to and interpretations of standards were issued and will be effective starting 2016 and were not early adopted in the preparation of these financial statements:

IAS 16 and IAS 38 – Property, plant and equipment and intangible assets: these accounting standards were revised, clarifying that the revenue-based method will not be permitted for depreciation or amortization.

IAS 27 – Separate financial statements: the accounting standard that addresses separate financial statements was revised, permitting to account for investments under the equity method. The Company already adopts this method due to a Brazilian legislation requirement and this change will not have impacts on the financial statements.

IAS 10 and IAS 28 – Consolidated financial statements and Investments in associates, subsidiaries and joint ventures: a revision was issued proposing that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business, as defined in technical pronouncement IFRS 3, between an investor and its subsidiary or joint venture is recognized only in the unrelated investors’ share in the subsidiary or joint venture.

IFRS 7 – Financial instruments - Disclosure: the IASB revised the IFRS 7, providing a guide to decide when a service agreement has a continuing involvement and that the additional disclosure requirements are not specifically for interim periods.

IFRS 15 – Revenue from contracts with customers: This new standard brings the principles that an entity will apply to determine the revenue measurement and when it shall be recognized. The standard supersedes IAS 11 – Construction contracts and IAS 18 – Revenue and the related interpretations.

The Company’s management does not expect these new standards and amendments to and interpretations of standards to have material impacts on its financial statements, except for the following:

IFRS 9 – Financial instruments: IFRS 9 retains but simplifies the combined measurement model and establishes two primary measurement categories for financial assets:  amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.  The IAS 39 guidance on the impairment of financial assets and on hedge accounting continues to apply.  The amendment to IFRS 9 postpones the effective date from 2013 to 2018. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

Nacional Minérios S.A.

3.         CONSOLIDATED FINANCIAL STATEMENTS

The subsidiaries are included in the consolidated financial statements from the date control is obtained through the date the control ceases. The subsidiaries’ accounting policies are aligned with the policies adopted by the Company.

The financial statements used in the consolidation process are prepared based on the accounting policies described above and include the financial statements of the Company and its subsidiaries listed below, and have been prepared in accordance with the following criteria: (a) elimination of intragroup balances between consolidated companies; (b) elimination of the Parent Company’s investments against the related investee’s equity, as applicable; (c) elimination of revenues and expenses arising from transactions between consolidated companies; and (d) elimination of profits on inventories, when applicable, arising from sales between consolidated companies.

	Equity interests (%)
Companies	2014	2013	Main activities

Direct interest:
Full consolidation
Namisa International Minérios, S.L.U.	100.00	100.00	Financial transactions, product sales and holding equity interests

Indirect interests:
Full consolidation
Namisa Europe, LDA.	100.00	100.00	Ore sale and financial transactions
Namisa Handel GmbH	100.00	100.00	Ore sale and financial transactions
Namisa Ásia Limited	100.00	-	Commercial representation

4.         CASH AND CASH EQUIVALENTS

	2014	2013

Cash and bank deposit accounts	2,105	3,626
Short-term investments
In Brazil (a)	516,743	507,065
Abroad (b)	4,980,291	4,304,520
	5,497,034	4,811,585
Total	5,499,139	4,815,211

(a)   Fixed income - are investments in Bank Deposit Certificates (CDBs) and debentures with yield linked to the variation of the Interbank Deposit Certificate (CDI).  These investments yield approximately 100% of the CDI variation and can be immediately redeemed by the Company, without risks of significant changes in their carrying amount.

(b)   Time deposits - temporary deposits in prime banks with daily liquidity, yielding fixed rates between 0.35% to 0.55% per year (0.8% in 2013).

Nacional Minérios S.A.

5.         TRADE RECEIVABLES

	2014	2013

Current:
Trade receivables - related parties (note 8)	2,751	403
Domestic customers	-	1,868
Foreign customers	123,975	218,468
Total	126,726	220,739

As of December 31, 2014 and 2013, there were no past-due receivables and the average days on sales outstanding over the year was 41 days (47 days in 2013).

To determine the trade receivables recoverability, the Company takes into consideration any change in the customer’s creditworthiness from the date the credit was originally granted through the end of the reporting period.

6.         INVENTORIES

	2014	2013

Finished goods	37,546	42,192
Raw materials	8,974	9,259
Storeroom supplies	30,931	32,892
Inventories in transit	-	1,256
Total	77,451	85,599

The Company assesses periodically the need to recognize a provision for inventory losses and, as of December 31, 2014 and 2013, there was no need to recognize such a provision.

Nacional Minérios S.A.

7.         RECOVERABLE TAXES
	2014	2013

Income tax and social contribution overpaid	729	8,071
State VAT (ICMS)	137,386	148,974
Taxes on revenue (PIS and COFINS)	4,980	4,396
Withholding Income Tax (IRRF)	1,384	10,814
Other	276	207
Total	144,755	172,462

Current	21,077	47,866
Noncurrent	123,678	124,596
Total	144,755	172,462

The noncurrent portion refers basically to ICMS credits. Namisa is predominantly an export company, accumulating ICMS credits in its branches, mainly in Congonhas due to its mining processing operations with CSN and also in Ouro Preto and Fernandinho due to its purchases of electric power and diesel.

The Company's management periodically assesses the recovery of ICMS credits and concluded that it is not necessary to record any provision for impairment of these credits.

The Company has been successful in realizing the ICMS credits through the acquisition of trucks for iron ore transportation.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company’s operations are integrated with CSN, mainly the supply of iron ore from Casa Pedra, the port loading at the Coal Terminal (TECAR) in Itaguaí, RJ, and the use of railway transportation with MRS Logística S.A.  (“MRS Logística”).

As of December 31, 2014 and 2013, the balances of assets and liabilities and the transaction amounts are as follows:

Nacional Minérios S.A.

a)      Balance sheet accounts

	2014				2013
		MRS	Asian			MRS	Asian
	CSN	Logística	Consortium	Total	CSN	Logística	Consortium	Total

Assets
Current assets:
Trade receivables	2,752	-	-	2,752	403	-	-	403
Other receivables (1)	51,874	-	-	51,874	40,533	-	-	40,533
Dividends (1)	-	9,011	-	9,011	-	11,234	-	11,234
Prepayments (2)	247,077	-	-	247,077	421,550	-	-	421,550
Total	301,703	9,011	-	310,714	462,486	11,234	-	473,720
Noncurrent assets:
Prepayments (2)	9,236,170	-	-	9,236,170	8,522,067	-	-	8,522,067
Loans and receivables	-	-	-	-	39,824	-	-	39,824
Total	9,236,170	-	-	9,236,170	8,561,891	-	-	8,561,891

Liabilities
Current liabilities:
Trade payables	11,558	2,314	-	13,872	11,125	6,362	-	17,487
Loans and financing (note 13)	364,118	-	-	364,118	40,054	-	-	40,054
Dividends (note 16)	33,458	-	22,306	55,764	202,004	-	134,669	336,673
Other payables	74,720	3,999	-	78,719	59,531	2,465	-	61,996
Total	483,854	6,313	22,306	512,473	312,714	8,827	134,669	456,210
Noncurrent liabilities:
Loans and financing	-	-	-	-	320,936	-	-	320,936
Total	-	-	-	-	320,936	-	-	320,936

(1)       Refer to amounts recorded in the balance sheet, in line item ‘Loans and receivables’.

(2)       Refer to amounts recorded in the balance sheet, in line item ‘Advances to suppliers’.

17

Nacional Minérios S.A.

b)     Related-party transactions

	Consolidated
	2014
Income statement	CSN	MRS Logística	Asian Consortium	Total
Revenues	7,126	-	-	7,126
Costs	(316,355)	(174,329)	-	(490,684)
Finance income (expense), net	1,028,431	21,102	-	1,049,533
Exchange gains (losses), net	(50,412)	-	-	(50,412)
Total	668,790	(153,227)	-	515,563

	2013
Income statement	CSN	MRs Logística	Asian Consortium	Total
Revenues	20,495	-	223,146	243,641
Costs	(330,910)	(206,826)	-	(537,736)
Finance income (expense), net	1,022,217	33,325	-	1,055,542
Exchange gains (losses), net	(43,854)	-	-	(43,854)
Total	667,948	(173,501)	223,146	717,593

	2012
Income statement	CSN	MRs Logística	Asian Consortium	Total
Revenues	1,046,225	-	178,039	1,224,264
Costs	(1,291,860)	(456,290)	-	(1,751,150)
Finance income (expense), net	929,836	24,239	-	954,075
Exchange gains (losses), net	(11,275)	-	-	(11,275)
Total	672,926	(432,051)	178,039	415,914

c)      Description of agreements with related parties

The following is a description of the main transactions with related parties:

i)           CSN – prepayment and ore exports

The Company entered into long-term agreements with CSN for port operation services and raw iron ore supply (“ROM”) from the Casa de Pedra mine, as described below:

•      Port operation services and iron ore supply agreement

On December 30, 2008, the Company entered into an agreement to acquire port services and purchase iron ore with CSN, for an estimated 34-year period. The volume agreed is 1.7 billion metric tons of raw iron ore and port services for a volume of 1.1 billion metric tons. The Company prepaid the equivalent to approximately 50% of the value added of ROM and port services, amounting to R$7,300,000. Until December 12, 2014, the prepaid amounts were adjusted for interest at the rate of 12.5% per year. On December 12, 2014, the Company’s shareholders approved the “Transitional Agreement”, an investment agreement for a new strategic alliance between CSN and the Asian Consortium aimed at consolidating the mining activities at Congonhas Minérios S.A., currently wholly-owned subsidiary of CSN, which will involve, among other actions, the merger of the Company (“transaction”). The “Transitional Agreement” canceled the clauses that established interest of 12.5% p.a. on these agreements, including the creation of a resolutory condition linked to the consummation of the transaction that will reestablish the collection of interest retroactively, if this transaction does not materialize. The consummation of the transaction is subject to a consensus reached between the parties on a business plan, regulatory approvals by antitrust authorities and government authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The estimated closing date of the transaction is expected by the end of 2015.

Nacional Minérios S.A.

ii)        Loans (export prepayments)

The Company entered into export prepayment financial agreements with certain CSN subsidiaries, which are detailed in note 13.

iii)       MRS Logística

The Company entered into a long-term railway transportation service agreement to ship and handle its production. The obligations assumed and the amounts involved as detailed in note 15.

iv)      Asian Consortium

The Company exports its products to the members of the Asian Consortium, under long-term agreements and at prices based on market quotations.

v)        Namisa Handel GmbH (“Namisa Handel”)

The Company exports iron ore to Namisa Handel, which is its wholly-owned subsidiary, to sell the iron ore in the international market.

d)     Management compensation

The key management personnel, who have the authority and responsibility for planning, managing and controlling Company operations, include the members of the Board of Directors, the statutory officers, and the other officers. The table below shows the breakdown of their compensation during 2014, 2013 and 2012:

	2014	2013	2012
Short-term benefits	3,467	2,549	2,631
Post-retirement benefits	24	22	16
Total	3,491	2,571	2,647

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)      Income tax and social contribution recognized in the income statement are as follows:

	2014	2013	2012
Current	(359,070)	(1,220,138)	(122,016)
Deferred	(153,843)	(323,738)	(285,453)
Total	(512,913)	(1,543,876)	407,469

Nacional Minérios S.A.

b)      The reconciliation of the consolidated income tax and social contribution expenses with the effective statutory rates is as follows:

	2014	2013	2012
Profit before income tax and social contribution	1,616,393	2,436,732	2,023,955
Income tax and social contribution expenses based on pretax profit, at their combined statutory rate	34%	34%	34%
	(549,574)	(828,489)	(688,145)

Effect of income tax on permanent differences:
Tax-exempt foreign profit	67,930	238,175	273,905
Foreign profit taxable in Brazil	(68,386)	(54,287)	-
Transfer pricing adjustments (PECEX)	(3,954)	(22,862)	-
Adjustment to the 2013 provision for income tax and social contribution to calculate the effective obligation	23,808	-	-
REFIS – Law 12,864/13 – reversal of fine and interest	-	114,466	-
REFIS – Law 12,864/13 – principal (income tax and social contribution)	-	(995,383)	-
Other permanent differences	17,263	4,504	6,771
Income tax and social contribution expenses	(512,913)	(1,543,876)	(407,469)

Nacional Minérios S.A.

c)      Deferred income tax and social contribution are recognized to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts, as shown below:
	IRPJ/CSLL
	2014	2013

Assets:
Provision for losses - advances to suppliers	3,297	3,297
Operating provisions	33,371	20,712
Provision for losses on inventories	8,158	12,148
Tax asset – CVM 349/01 – merger of Big Jump	-	162,383
IRPJ/CSLL liability – goodwill Cayman and CFM deducted under the Transitional Tax Regime (RTT)	(196,700)	(196,572)
Total	(151,874)	1,968

The movement in the deferred taxes balance in the years ended December 31, 2014 and 2013 is as follows:

	IRPJ/CSLL
	2014	2013

Opening balance	1,968	325,706
Goodwill amortization for tax purposes	(162,383)	(287,401)
Recognition (reversal) of operating provisions	12,531	(3,903)
Adjustments for temporarily nondeductible inventories	(3,990)	(17,822)
Exchange differences	-	(14,612)
Closing balance	(151,874)	1,968

In 2014 the Company utilized all the remaining balance of credits from deferred income tax and social contribution arising from goodwill of merged companies.

Law 12,973/14

Law 12,973, published in May 2014, repeals the Transitional Tax Regime (RTT) and introduces other provisions, including: (i) amendments to Decree-Law 1,598/77, which addresses the IRPJ legislation; (ii) amendments to the CSLL legislation, (iii) establishes that any change in or the adoption of accounting methods and criteria under administrative measures issued based on the jurisdiction attributed by the Commercial Law shall not have any impact on the calculation of federal taxes until a tax law addressing the matter is enacted; (iv) it includes a specific treatment for the taxation of profits or dividends related to calendar year 2014; (v) it includes provisions on the calculation of interest on equity; and (vi) it provides new considerations about investments accounted for under the equity method of accounting. The provisions of such Decree-Law are effective from January 2015, even though companies may opt for irrevocable early adoption in 2014.

The Company prepared studies on the possible effects that could arise from the application of the provisions of  Law 12,973 and concluded that they would not result in material (nor positive) adjustments to its financial statements for the year ended December 31, 2014 and, for this reason, did not opt for early adoption.

Nacional Minérios S.A.

10.     INVESTMENTS

2014 and 2013
Investment in equity securities:
MRS Logística S.A.	171,760

The following is a brief description of the investments:

•      MRS Logística

In November 2008, CSN capitalized at Namisa 10% of the nonvoting, nonconvertible class “A” preferred shares of MRS Logística, for R$172 million, as disclosed in the subscription report and share valuation report issued by MRS Logística.

MRS Logística is a corporation engaged in the operation and development of public cargo railway transportation services in the Southeast, which covers Rio de Janeiro, São Paulo, and Belo Horizonte.

The investment in MRS is stated at historical cost.

Nacional Minérios S.A.

11.     PROPERTY, PLANT AND EQUIPMENT

a)      Breakdown of property, plant and equipment

	2014				2013
	Depr.rate (% p.a.)	Cost	Accumulated depreciation	Net	Depr. rate (% p.a.)	Cost	Accumulated depreciation	Net

Land		4,442	-	4,442		4,443	-	4,443
Buildings	2.25	120,417	(10,251)	110,166	2.46	113,159	(7,353)	105,806
Furniture and fixtures	7.82	5,654	(2,328)	3,326	9.30	5,363	(1,800)	3,563
Vehicles	13.19	1,068	(458)	610	12.69	1,063	(317)	746
Machinery, equipment and facilities	11.12	208,844	(81,042)	127,802	6.14	202,818	(66,558)	136,260
Computer equipment	12.69	3,830	(2,843)	987	20.30	3,568	(2,287)	1,281
Mines and ore deposits	(*)	13,232	(1,625)	11,607	(*)	13,232	(1,320)	11,912
Improvements in infrastructure and drainage	4.00	10,465	(140)	10,325		-	-	-
Leasehold improvements	1.97	51,592	(2,577)	49,015	18.60	1,842	(1,716)	126
Third-party assets held by the Company		-	-	-	6.67	530	(68)	462
Other assets		4,766	-	4,766		7,477	-	7,477
Construction in progress		240,663	-	240,663		234,157	-	234,157
Total		664,973	(101,264)	563,709		587,652	(81,419)	506,233

(*)   The depletion of ore deposits is calculated based on the volume of ore extracted as compared to the mineable reserve, and the Company estimates that the deposits will be depleted in 30 years.

b)      Construction in progress

Costs classified as construction in progress are basically composed of services acquired and parts and pieces purchased, to be used as investments for performance improvement, technological upgrading, expansion, and acquisition of assets, which will be transferred to the related line items and depreciated from the moment they become available for use. As of December 31, 2014 and 2013, the balance is apportioned among the following projects:

Main projects	2014	2013
Expansion of administrative facilities	13,333	11,470
Expansion of production capacity - Pires	143,187	120,080
Pelletization plant	32,187	78,622
Expansion of production capacity - Fernandinho	17,074	11,868
Other	34,882	12,117
	240,663	234,157

Nacional Minérios S.A.

c)      Movement in property, plant and equipment:

	2013					2014
	Opening balance	Additions	Transfer	Depreciation	Other movements (*)	Closing balance

Land	4,443	-	-	-	(1)	4,442
Buildings	105,806	1,472	5,786	(2,898)	-	110,166
Machinery, equipment and facilities	136,260	707	50,472	(39,158)	(20,479)	127,802
Furniture and fixtures	3,563	291	1	(529)	-	3,326
Vehicles	746	5	-	(141)	-	610
Computer equipment	1,281	261	-	(555)	-	987
Mines and ore deposits	11,912	-	-	(305)	-	11,607
	-	-	10,465	(140)	-	10,325
Leasehold improvements	126	-	49,750	(861)	-	49,015
Third-party assets held by us	462	-	-	68	(531)	-
Other assets	7,477	1,713	127	-	(4,551)	4,766
Construction in progress	234,157	123,107	(116,601)	-	-	240,663
Total	506,233	127,556	-	(44,519)	(25,561)	563,709

(*)    During the year the Company reclassified R$20,479 in line item “Other assets” in current assets, related to trucks no longer in service and held for sale.

Nacional Minérios S.A.

12.     INTANGIBLE ASSETS

The carrying amounts of intangible assets as of December 31, 2014 and 2013 are as follows:

		2014
	Amortization rate		Accumulated
	(% p.a.)	Cost	amortization	Net

Goodwill – CFM	-	578,531	-	578,531
Software	19.94	6,442	(1,863)	4,579
Total		584,973	(1,863)	583,110

		2013
	Amortization rate		Accumulated
	(% p.a.)	Cost	amortization	Net

Goodwill – CFM	-	578,531	-	578,531
Software	21.05	6,186	(577)	5,609
Total		584,717	(577)	584,140

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

Impairment test

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections, before income tax and social contribution, based on the business plan approved by Management.

Nacional Minérios S.A.

To prepare the cash flow projection that supported this valuation, the Company adopted the following assumptions:

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

•      Growth rate: the cash flow projection period extends to 2055 due to the length of some projects’ implementation periods and the termination dates of the main agreements based on which the business plan was developed. It is not necessary, therefore, to take into consideration a growth rate since the projection period exceeds 30 years.

•      Discount rate: set at 9.66% per year, before taxes on income.

Nacional Minérios S.A.

13.     LOANS AND FINANCING

	2014	2013

Current liabilities:
PPE - related parties (note 8).	364,118	40,054
National Bank for Economic and Social Development (BNDES) – FINAME	4,700	2,193
	368,818	42,247

Noncurrent liabilities:
PPE - related parties (note 8).	-	320,936
National Bank for Economic and Social Development (BNDES) – FINAME	29,541	19,025
	29,541	339,961

Total	398,359	382,208

Loans and financing from related parties refer basically to export prepayments, with the following characteristics and terms and conditions:

•      CSN Portugal Lda. (former CSN Export S.à.r.l.) : US$100 million agreement (equivalent to R$169,000), bearing interest of 6.5% per year. In August and October 2008 two installments were paid, both amounting to US$20 million, and the US$60 million balance (equivalent to R$101,000) was restructured in December 2008, setting final maturity for March 2015.

•      CSN Europe Lda. (former CSN Madeira): US$34,000 agreement (equivalent to R$80,000) with Namisa Europe, bearing interest of 5.37% per year and maturing in June 2015.

•      CSN Iberia: US$60,000 agreement (equivalent to R$105,000), bearing interest of 6.8% per year, with final maturity in March 2015.

Finame – special credit transactions with the BNDES to purchase operating equipment, amounting to R$39,037 (R$23,290 in December 2013), with average repayment term of 100 months and bearing interest between 5.5% and 8.0% per year, payable on a monthly basis.

The maturities of the noncurrent portion of the loans are disclosed in note 23.d).

None of the existing loan agreements contain restrictive covenants. The agreements entered into with the BNDES are collateralized by the financed assets.

Nacional Minérios S.A.

14.     PROVISION FOR RISKS

The provisions for risks were estimated by Management based on information provided by its legal counsel (in-house and external), who analyzed the outstanding lawsuits. The provisions were set up in an amount considered sufficient to cover potential losses on the outstanding lawsuits, as follows:

	2014	2013

Labor	149	931
Environmental	977	4,089
Total	1,126	5,020

Additionally, the Company is party to other lawsuits classified by the legal counsel as possible losses, which totaled R$2,626,004 as of December 31, 2014 (R$2,393,829 as of December 31, 2013), of which R$21,381 (R$16,993 as of December 31, 2013) in labor lawsuits, R$1,786 (R$3,272 as of December 31, 2013) in civil lawsuits, R$2,593,015 (R$2,365,255 as of December 31, 2013) in tax lawsuits, and R$9,863 (R$8,309 as of December 31, 2013) in environmental lawsuits.

Nacional Minérios S.A.

We present below a brief description of the most significant lawsuits:

a)      Administrative proceeding - IRPJ/CSLL assessment notice on profits abroad amounting to R$285,825, including principal, fine, and interest:  this tax assessment notice refers to the assessment of income tax and social contribution on 2008 profits reported by foreign subsidiaries.

b)      Administrative proceeding - IRRF assessment notice of R$161,530, including principal, fine, and interest:  this tax assessment notice refers to the assessment of a Withholding Income Tax (IRRF), allegedly due by Namisa as the taxpayer responsible for withholding and payment of the tax levied on the capital gain earned by a legal entity domiciled abroad, which sold an asset in Brazil.

c)      Administrative proceeding - IRPJ/CSLL assessment notice of R$2,036,676, including principal, fine, and interest:  this tax assessment refers to the disallowance of the amortization of goodwill expenses in 2009, 2010 and 2011, as a result of the merger of Big Jump Energy Participações S.A.

15.     CONTRACTUAL OBLIGATIONS

In January 2011 the Company, together with the shareholder CSN, entered into an iron ore railway transportation agreement with MRS Logística, for a 16-year period. This agreement contains a clause that ensures a minimum payment of 80% of the volume contracted, irrespective of the volume carried (“take-or-pay”). The minimum future payment required until the termination of the agreement is approximately R$3,533,110, distributed as follows:

2015	160,799
2016	195,081
2017	129,416
2018	156,726
2019	236,119
Others years	2,654,969
Total	3,533,110

Nacional Minérios S.A.

16.     SHAREHOLDERS EQUITY

a)      Issued capital

As of December 31, 2014 and 2013, the Company’s capital is R$2,800,000, represented by 475,067,405 common shares without par value, of which 285,040,443 shares are held by CSN and 190,026,962 shares are held by the Asian Consortium.

Shareholders	Country	Number of shares	Equity interest (%)

Companhia Siderúrgica Nacional	Brazil	285,040,443	60.00
Brazil Japan Iron Ore Corporation	Japan	154,491,661	32.52
POSCO	South Korea	30,784,627	6.48
China Steel Corporation	China	4,750,674	1.00
Total		475,067,405	100.00

In 2013, at the Extraordinary Shareholders Meeting held on June 3, 2013 the shareholders unanimously approved the payment of an additional portion of the dividends proposed in 2011, amounting to R$ 400,000, settled on June 5, 2013.

30

Nacional Minérios S.A.

In 2014, the main corporate acts analyzed in meetings were:

(i)                 At the Annual Shareholders Meeting held on March 28, 2014 the shareholders approved the consolidated financial statements of Namisa for the years ended December 31, 2013 and 2012. The allocation of the profit for the year ended December 31, 2013 to an earnings reserve was approved, as set out in Article 195 of Law 6,404/76. The shareholders also approved the payment of the remaining balance of the dividends proposed for the year ended December 31, 2011 amounting to R$336,673.

(ii)               At the Extraordinary Shareholders Meeting held on July 17, 2014 the shareholders approved the proposal for bylaws of the recently created subsidiary Namisa Asia Limited.

(iii)             At the Extraordinary Shareholders Meeting held on December 12, 2014, agreements were signed with related parties in order to consolidate the mining assets of the shareholder CSN with those of the Company, as described in note 8.c).

b)     At the Extraordinary Shareholders Meeting held on December 12, 2014 the shareholders approved the Company’s capital reduction by R$777,930, to be carried out within 60 days from the act publication date. With such capital reduction, the Company’s capital will decrease from R$2,800,000 to R$2,022,070.

c)      Capital reserve

The capital reserve of R$6,473,699 as of December 31, 2014 and 2013 comprises R$5,081,840 recognized on December 30, 2008 related to premium arising on the issueance of 187,749,249 new registered common shares, without par value, subscribed and paid in by Big Jump Energy Participações S.A., at the unit price of R$38.81, of which R$3.08 represents the unitary issuance price, set according to Article 170, II, of Law 6,404/76, and R$35.73 per share was allocated to the capital reserve; and special goodwill reserve on the merger of Big Jump Energy Participações S.A., amounting to R$1,391,859, as approved at the Extraordinary Shareholders Meeting held on July 30, 2009.

d)     Legal reserve

Since 2012 the Company, in its interpretation of Article 193, paragraph 1, of the aforementioned Law, has not recognized the legal reserve as it understands that its capital reserves exceed 30% of the issued capital.

e)      Allocation of results

As mentioned in note 8.c), the Company has long term agreements with its shareholder CSN for the purchase of iron ore and the use of port services, for which prepayments were made for the approximate term of 34 years and whose balances were adjusted monthly by an interest rate contractually agreed between the parties.

Nacional Minérios S.A.

During 2012 Management questioned the contractual system that is being used for adjusting such prepayment balances since Management understands that it causes distortions on the cash positions and on the results of the Company, which tend to repeat in future periods.  Considering this, Management submitted to the Board of Directors a proposal to address the contractual interest issue;  however, the proposal was not approved by the Board of Directors at that time and the discussions on these agreements and on any amendments thereto remained pending until the closing of these financial statements.

These financial statements have been prepared based on the existing agreements and included, until December 12, 2014, the monetary adjustment of the prepayment balances at the contractually established rate, as detailed in note 8.c) and do not consider any impacts arising from the outcome of these discussions on the estimates used to determine the values of the involved assets, whose judgment is complex according to Management’s opinion. A change in these estimates, represented by the outcome of the discussions between the parties, will be recognized in the consolidated financial statements prospectively.

Therefore, the allocation of the results for the years ended December 31, 2014, 2013 and 2012 is stated below, being allocated to an earnings reserve the portion of the retained earnings exceeding the net profit for the years, deducted by the amount of finance income arising from the advances to suppliers agreement.

	2014	2013	2012

Profit for the year	1,103,480	892,856	1,616,486
Proposed dividends	(55,764)	-	(120,411)
Earnings reserve	(1,047,716)	(892,856)	(1,496,075)

f)      Dividends

The Company's bylaws foresees for the payment of minimum dividends equivalent to 50% of the net profit for the year; however, in the years ended December 31, 2014, 2013 and 2012, in order to avoid the payment of dividends that may be affected by the above mentioned discussions that are still pending, no dividends were for proposed for 2013, such decision was ratified at the Shareholders Meeting held on March 28, 2014.

Regarding the result for the year ended December 31, 2014 dividends were proposed in the limit of the operating results, amounting to R$55,764.

g)     Earnings reserve

In view of the scenario previously described, Company's Management proposes the allocation of a portion of the results for the years ended December 31, 2014 and 2013 for the recognition of earnings reserve as required by Article 195 of Law 6,404/76, amounting  to R$1,047,716 and R$892,856, respectively.

Nacional Minérios S.A.

17.     EARNINGS PER SHARE

Basic earnings per share were calculated based on profit for the year divided by the weighted average number of common shares outstanding during the year. The Company does not have treasury shares. Earnings per share were calculated as shown in the table below:

	2014	2013	2012

Profit attributable to Namisa’s owners	1,103,480	892,856	1,616,486
Weighted average number of shares	475,067	475,067	475,067
Basic earnings per share	2,3228	1,8794	3.4026

The Company does not have instruments convertible into shares in the reporting years, therefore, basic earnings per share are equal to diluted earnings per share.

18.     NET OPERATING REVENUE

The reconciliation between gross revenues and net revenues disclosed in the income statement is detailed below. The decrease in net revenues in 2014 was basically due to the lower volume produced and, consequently, sold during the year:

	2014	2013	2012

Gross operating revenue:
Domestic market	21,654	38,681	117,545
Foreign market	1,403,054	2,298,172	3,755,641
Accrual for price adjustment according to sales contracts	(53,070)	(41,658)	(17,186)
	1,477,778	2,378,511	3,856,000
Deductions:
Taxes on sales	(2,719)	(7,596)	(19,405)
Returns and rebates	(1)	(1,079)	(180)
Net operating revenue	1,475,058	2,369,836	3,836,415

Nacional Minérios S.A.

19.     INFORMATION ON THE NATURE OF THE EXPENSES RECOGNIZED IN THE INCOME STATEMENT

	Consolidated
	2014	2013	2012

Third-party material	(406,358)	(487,835)	(925,214)
Port handling	(219,429)	(255,767)	(526,583)
Railway freight	(168,863)	(221,459)	(456,290)
Processing services	-	-	(424,554)
Freight and insurance	(202,926)	(159,531)	(273,700)
Raw material	(152,262)	(97,179)	(110,004)
Labor	(108,256)	(102,149)	(98,484)
Operating services	(76,820)	(48,360)	(61,229)
Maintenance	(51,376)	(62,535)	(44,172)
Demurrage	(11,069)	(22,246)	(24,838)
Infrastructure services	(17,927)	(25,189)	(22,259)
Depreciation	(45,806)	(21,341)	(16,423)
Other	(49,464)	(84,224)	(158,418)
	(1,510,556)	(1,587,815)	(3,142,168)
|
Cost of sales	(995,192)	(1,090,901)	(2,203,494)
Selling expenses	(433,424)	(419,915)	(828,646)
General and administrative expenses	(54,029)	(55,966)	(57,985)
Other expenses, net	(27,911)	(21,033)	(52,043)
Total	(1,510,556)	(1,587,815)	(3,142,168)

As mentioned in note 18, the decrease in costs in 2014 reflects the lower volume produced and sold.

Nacional Minérios S.A.

20.     FINANCIAL RESULTS

	2014	2013	2012

Interest expenses:
Related parties	(23,809)	(21,915)	(68,770)
Interest and fines – REFIS	(1,234)	(344,786)	-
Other interest expenses	(12,499)	(16,084)	(3,593)
	(37,542)	(382,785)	(72,363)
Interest income:
Related parties	1,052,240	1,044,132	998,606
Dividends	21,102	33,325	24,239
Reversal of interest and fines - REFIS	1,043	336,967	-
Other finance income	78,744	99,510	83,819
	1,153,129	1,513,934	1,106,664
Financial income, net	1,115,587	1,131,149	1,034,301

Exchange rate differences:
Gains:
Related parties	12,092	2,207	43,268
Third parties	587,334	569,164	282,094
Losses:
Related parties	(62,504)	(46,091)	(29,002)
Third parties	(97)	(61)	(208)
Exchange rate gains, net	536,825	525,219	296,122

Monetary rate losses, net	(521)	(1,657)	(715)
Exchange and monetary gains (losses), net	536,304	523,562	295,407

21.     POSTEMPLOYMENT BENEFITS – PRIVATE PENSION FUND PROGRAM

The Company sponsors a pension plan created in 2012, managed by a private pension fund (CBSPREV Namisa), which grants to employees defined contribution plan and defined risk benefit plan (sickness allowance, disability retirement pensions, and survivors’ pensions), funded by the sponsor (50%) and by the employees (50%).

Nacional Minérios S.A.

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

In this regards, Company's management assessed its foreign operations, comparing them with several cases in the market that are being discussed at the administrative and judicial levels, and decided to include in the program the amounts related to profits earned by its foreign subsidiaries from 2009 to 2012.

The amounts of IRPJ and CSLL resulting from the enrollment in the plan totaled R$892,649, with R$554,485 related to the years from 2009 to 2011 being paid in cash and R$87,828 related to the year 2012 being paid in 180 installments, plus fine and interest, with a down payment of 20% of the total amount, plus fine and interest calculated net of the reductions provided for in the program, totaling R$17,566. Furthermore, the amount of R$258,157 related to the tax loss acquired from the indirect controlling shareholder Vicunha S.A. was paid in cash. The balance payable as of December 31, 2014 totaled R$60,139 (R$70,588 as of December 31, 2013), to be settled in 167 installments, where those payable during the fiscal year immediately subsequent to the balance sheet date being classified in current liabilities and the others in noncurrent liabilities.  The enrollment in the program resulted in the recognition of an income tax expense of R$995,383 in the year ended December 31, 2013.

23.     FINANCIAL INSTRUMENTS

a)      Identification and measurement of financial instruments

The Company’s financial instruments consist of short-term investments, trade receivables, trade payables, and loans and financing. The Company does not use derivative financial instruments, such as currency swaps or interest swaps.

The amounts are recognized in the financial statements at their amortized cost and are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

Nacional Minérios S.A.

b)     Classification of financial instruments

	2014		2013
	Loans and receivables	Other liabilities at amortized cost	Loans and receivables	Other liabilities at amortized cost

Assets
Current:
Cash equivalents	5,499,139	-	4,815,211	-
Trade receivables	126,726	-	220,739	-
Advances to suppliers	250,469	-	423,245	-
Loans and receivables	61,026	-	51,854	-

Noncurrent:
Advances to suppliers	9,236,170	-	8,522,067	-
Loans and receivables	-	-	39,824	-

Liabilities
Current:
Loans and financing	-	368,818	-	42,247
Trade payables	-	51,772	-	57,576
Advances from customers	-	8,912	-	-

Noncurrent:
Loans and financing	-	29,541	-	339,961

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

To manage cash liquidity both in domestic and foreign currencies, future disbursements and cash inflow assumptions are established and daily monitored by the treasury department.

The table below shows the contractual maturities of financial assets and liabilities, including the payment estimate:

Nacional Minérios S.A.

As of December 31, 2014	Less than one year	From one to two years	From two to five years	Over five years
Loans and financing	368,818	9,237	18,429	1,875
Trade payables	51,773	-	-	-

As of December 31, 2013	Less than one year	From one to two years	From two to five years	Over five years
Loans and financing	42,247	326,858	12,224	879
Trade payables	57,576	-	-	-

e)      Foreign exchange risk

The Company assesses its foreign exchange exposure by deducting its liabilities from its US dollar-denominated assets to obtain its net foreign exchange exposure, which is actually the foreign exchange exposure risk, and also takes into consideration the maturity of the related assets and liabilities subject to exchange fluctuation. Basically, the Company’s financial instruments exposed to foreign exchange risk originate from exports and the investments abroad.

The consolidated net exposure as of December 31, 2014 is as follows:

2014
(amounts in US$’000)

Cash and cash equivalents abroad	1,875,675
Trade receivables	46,674
Receivables from related parties	17,061
Total assets	1,939,410

Borrowings and financing	137,082
Trade payables	78
Advances from customers	8,912
Other liabilities	28
Total liabilities	146,100
Accounting foreign exchange exposure, net	1,793,310

Gains and losses on these transactions are consistent with the policies and strategies set by Management.

Nacional Minérios S.A.

•      Sensitivity analysis

We estimated the adjustments in four scenarios for the consolidated foreign exchange transactions exposed to US dollar fluctuation, using the exchange rate at December 31, 2014 of R$2.6562 per US$1.00, as follows:

  Scenario 1: (50% real depreciation) R$/US$ parity of 3.9843.

  Scenario 2: (25% real depreciation) R$/US$ parity of 3.3203.

  Scenario 3: (25% real appreciation) R$/US$ parity of 1.9922.

  Scenario 4: (50% real appreciation) R$/US$ parity of 1.3281.

	2014
	Risk	US$ benchmark	Impacts estimated in Brazilian reais
			Scenario 1	Scenario 2	Scenario 3	Scenario 4

Exchange rate		2.6562	3.9843	3.3203	1.9922	1.3281

Assets:
Cash and cash equivalents	US dollar fluctuation	1,875,675	2,491,085	1,245,542	(1,245,542)	(2,491,085)
Trade receivables	US dollar fluctuation	46,674	61,988	30,994	(30,994)	(61,988)
Receivables from related parties	US dollar fluctuation	17,061	22,659	11,329	(11,329)	(22,659)
		1,939,410	2,575,731	1,287,865	(1,287,865)	(2,275,731)
Liabilities:
Loans and financing	US dollar fluctuation	137,082	182,059	91,030	(91,030)	(182,059)
Trade payables	US dollar fluctuation	8,912	11,837	5,918	(5,918)	(11,837)
Advances from customers	US dollar fluctuation	78	104	52	(52)	(104)
Other liabilities	US dollar fluctuation	28	37	19	(19)	(37)
		146,100	194,035	97,017	(97,017)	(194,035)

Net effect		1,793,310	2,381,696	1,190,848	(1,190,848)	(2,381,696)

	2013
	Risk	US$ benchmark	Impacts estimated in Brazilian reais
			Scenario 1	Scenario 2	Scenario 3	Scenario 4

Exchange rate		2.3426	3.5139	2.9283	2.9283	3.5139

Assets:
Cash and cash equivalents	US dollar fluctuation	1,838,811	2,153,800	1,076,900	(1,076,900)	(2,153,800)
Trade receivables	US dollar fluctuation	93,259	109,234	54,617	(54,617)	(109,234)
Receivables from related parties	US dollar fluctuation	34,109	39,952	19,976	(19,976)	(39,952)
		1,966,179	2,302,985	1,151,493	(1,151,493)	(2,302,985)
Liabilities:
Loans and financing	US dollar fluctuation	154,098	180,495	90,248	(90,248)	(180,495)
Trade payables	US dollar fluctuation	433	508	254	(254)	(508)
Other liabilities	US dollar fluctuation	292	342	171	(171)	(342)
		154,824	181,345	90,673	(90,673)	(181,345)

Net effect		1,811,355	2,121,640	1,060,820	(1,060,820)	(2,121,640)

Nacional Minérios S.A.

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

By analyzing the geographical distribution of the exports, we can see a strong concentration of sales in Asia. This is due to the fact that China maintains a strong demand for iron ore and the fact that the shareholders are major steel mills located in Japan and Korea, with which the Company has long-term agreements.

Carrying out most of the sales against the presentation of credit letters and based on customer assessments, as well as the diversification of receivables and the control over sales financing are the usual procedures that the Company adopts to minimize possible credit risks of its business partners. In the year ended December 31, 2014, sales to customers that individually account for more than 10% of sales revenue totaled 58%.

As for short-term investments, the Company only makes investments in institutions with low credit risk awarded by rating agencies.

h)     Capital management

The Company manages its capital structure for the purpose of safeguarding its ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, while maintaining an optimal capital structure to reduce this cost.

24.     INSURANCE

Due to the nature of its operations, the Company renewed with a local insurer, for the period from September 30, 2014 to September 30, 2015, the coverage of named perils for the following locations:  (a) mine, BR 040, km 602, Ouro Preto, MG; (b) mine, Inconfidentes Highway, km 40, no number, Itabirito, MG; (c) office, Rua Iguatemi, 192, 25º andar, Itaim, SP,  with coverage of property damages against fire/lightening/any type of explosion, and loss of profits resulting from fire/lightening/any type of explosion, in the total risk amount of R$1,770,866 (property damages and loss of profits), and indemnity ceilings, in case of accidents, of R$50,000 (fire), and R$200,000 (loss of profits).

The risk assumptions adopted, in view of their nature, are not part of the scope of an audit of the financial statements and, therefore, were not audited by our independent auditors.

Nacional Minérios S.A.

25.     APPROVAL OF THE FINANCIAL STATEMENTS

These consolidated financial statements were authorized for issue by the Executive Committee’s meeting held on March 31st, 2015.

