Form 20-F
period 2015-12-31
NATIONAL STEEL CO
filed 2016-05-16
CIK 1049659

As filed with the Securities and Exchange Commission on May 13, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Paulo Rogério Caffarelli, Investor Relations Executive Officer
Phone: +55 11 3049-7268 Fax: +55 11 3049-7212

paulo.caffarelli@csn.com.br
Av. Brigadeiro Faria Lima, 3400 – 20th floor
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report:

Common Shares, without par value.	1,387,524,047 common shares. For further information, see “Item 7A. Major Shareholders”, “Item 9A. Offer and Listing Details” and “Item 10B. Memorandum and Articles of Association.”

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑ Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑YesNo

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑    Accelerated Filer    Non-accelerated Filer 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes  ☑ No

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

“consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries reported in International Financial Reporting Standards as issued by the IASB – IFRS as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 and 2015 together with the corresponding Reports of Independent Registered Public Accounting Firm;

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

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and main consumer of our iron ore;

•         demand for and prices of steel and mining products;

•         the effects of the global financial markets and economic slowdowns;

•         changes in competitive conditions and in the general level of demand and supply for our products;

•         our liquidity position and leverage;

•         management’s expectations and estimates concerning our future financial performance and financing plans;

•         our level of debt and our ability to obtain financing on satisfactory terms;

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 contained in “Item 18. Financial Statements” have been presented in thousands of reais (R$) and prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). See Note 2(a) to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures, which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2015, 2014, 2013, 2012 and 2011.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, presented in Brazilian real. However, we have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars for the convenience of readers outside of Brazil. The rate used to translate such amounts in respect of the year ended December 31, 2015 was R$3.905 to U.S.$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2015, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

Summary Financial and Operating Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, Brazilian real  amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2015 as reported by the Central Bank of R$3.905 to U.S.$1.00. The selected financial data below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

 We have applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. The reffered new standard provides additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11.

The financial statements as of and for the year ended December 31, 2012 have been restated for the effects of the retrospective adoption of these new standards. Our financial statements as of and for the year ended December 31, 2011 remain unchanged and as disclosed previously. The selected financial data for the year ended December 31, 2011 have not been retrospectively adjusted and, as a result, are not comparable with the information as of and for the years ended December 31, 2015, 2014, 2013 and 2012.

		Year Ended December 31,
Income Statement Data:	2015	2015	2014	2013	2012	2011
	(in million of US$, except per share data)		(in million of R$, except per share data)

Net operating revenues	3,926	15,332	16,126	17,312	15,229	16,520
Cost of products sold	(3,022)	11,800	(11,592)	(12,423)	(11,259)	(9,801)
Gross profit	904	3,532	4,534	4,889	3,970	6,719
Operating expenses
Selling	(368)	(1,436)	(1,042)	(875)	(774)	(604)
General and Administrative	(121)	(471)	(438)	(486)	(468)	(576)
Equity in results of affiliated companies	297	1,160	331	158	642	0
Other expenses	(342)	(1,334)	(657)	(1,134)	(2,763)	(501)
Other income [4]	954	3,727	90	567	111	791
Total [4]	422	1,646	(1,716)	(1,770)	(3,252)	(962)

Operating income	1,326	5,178	2,818	3,120	719	5,757
Non-operating income (expenses), net
Financial income	125	489	172	171	391	717
Financial expenses	(989)	(3,862)	(3,253)	(2,683)	(2,543)	(2,723)

Income before taxes	462	1,805	(263)	608	(1,433)	3,751
Income tax
Current	(98)	(381)	(528)	(1,291)	(322)	(136)
Deferred	49	192	679	1,217	1,275	52

Net (Loss) income	414	1,616	(112)	534	(481)	3,667

Net loss attributable to non controlling interest	92	358	(7)	25	(61)	(39)

Net income attributable to Companhia Siderúrgica Nacional	322	1,258	(105)	509	(421)	3,706

Basic earnings common share	0.23737	0.92690	-0.07440	0.34913	-0.28815	2.54191
Diluted earnings per common share	0.23737	0.92690	-0.07440	0.34913	-0.28815	2.54191

Year Ended December 31,
Income Statement Data:	2015	2015	2014	2013³	2012	2011²
	(in million of US$)	(in million of R$)

Current assets	4,208	16,431	15,936	16,403	19,099	21,945
Investments	1,024	3,998	13,665	13,487	10,840	2,088
Property, plant and equipment [4]	4,577	17,872	15,624	14,911	18,520	17,377
Other assets	2,650	10,349	4,542	5,602	4,825	5,460

Total assets	12,459	48,650	49,767	50,403	53,284	46,870

Current liabilities	1,256	4,903	6,363	5,564	6,551	6,497
Non-current liabilities	8,966	35,011	37,669	36,770	37,725	31,956
Stockholders' equity [4]	2,237	8,736	5,735	8,069	9,008	8,417

Total liabilities and stockholders' equity	12,459	48,650	49,767	50,403	53,284	46,870

Paid-in capital (in million of reais)	1,163	4,540	4,540	4,540	4,540	1,681
Common shares (in million of shares)	1,388	1,388	1,388	1,457	1,457	1,457
Dividends declared and interest on stockholders' equity (in million of reais)¹	70	275	700	800	300	1200
Dividends declared and interest on stockholders' equity per common share (in million of reais)¹	0.05	0.2	0.5	0.55	0.21	0.82

(1)  Amounts consist of dividends declared and accrued interest on shareholders’ equity during the year. For a discussion of our dividend policy and dividend and interest payments, see “Item 8A. Consolidated Statements and Other Financial Information-Dividend Policy.”

(2) The selected financial data as of and for the year ended December 31, 2011  have not been retrospectively adjusted for the effects of the adoption of IFRS 10 and 11 as permitted by the transition guidance related to these standards.

(3) In 2013, the financial information was substantially impacted by the deconsolidation of Transordestina Logística S.A. which began to be recognized under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement. For further information, see Other operating income (expenses) included in Item 5A. Operating Results.

(4)   The 2015 financial information was impacted by the business combination of Congonhjas Minérios as described in “Item 5A. Operating Results”

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

We cannot predict whether the Central Bank or the Brazilian government will continue to allow the Brasilian  real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The Brazilian real may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the purchese rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year ended	Low	High	Average (1)	Period-end

December 31, 2011	1.535	1.902	1.675	1.876
December 31, 2012	1.702	2.112	1.955	2.044
December 31, 2013	1.953	2.446	2.161	2.343
December 31, 2014	2.560	2.740	2.639	2.656
December 31, 2015	2.575	4.195	3.334	3.905

Month ended	Low	High	Average	Period-end
October 2015	3.738	4.001	3.880	3.859
November 2015	3.701	3.851	3.776	3.851
December 2015	3.748	3.983	3.871	3.905
January 2016	3.986	4.156	4.052	4.043
February 2016	3.865	4.049	3.973	3.979
March 2016	3.558	3.991	3.703	3.558
April 2016	3.450	3.692	3.565	3.450
Source: Central Bank.
(1) Represents the daily average of the close exchange rates during the period

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

3B. Capitalization and Indebtedness

Not required.

3C. Reasons for the Offer and Use of Proceeds

Not required.

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

•         lack of infrastructure in Brazil;

•         energy and water supply shortages and rationing programs;

•         liquidity of the domestic capital and lending markets;

•         regulatory policy for the mining, steel, cement, logistic and energy industries;

•         environmental policies and regulations;

•         tax policies and regulations, including frequent changes in tax regulations that may result in uncertainties as to future taxation; and

•         other political, social and economic developments in or affecting Brazil.

Recent economic and political instability, which have become more acute at the end of 2015, may lead to legislative or regulatory changes that could negatively affect us. In addition, such changes may also lead to further economic uncertainty and to heightened volatility and negative perception of the Brazilian securities markets which may adversely affect us and the trading price of our common shares.

Political crises, corruption scandals and deadlock in Brazil have in the past affected and are currently affecting the development of the Brazilian economy and the trust of foreign investors, as well as the public in general. Recent popular unrest has led to large demonstrations in the past three years, with the Brazilian populace expressing growing dissatisfaction with the country’s deteriorating political climate, corruption, mounting inflation, slow GDP growth and high interest rates.

In addition and as a consequence to the above mentioned, since 2011, Brazil has experienced an economic slowdown. The Gross Domestic Product, or GDP, growth rates were a negative 3.8% in 2015, 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2016, analysts project that the Brazilian GDP will contract 3.9%, according to a Focus Report published by the Brazilian Central Bank on April 29, 2016. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. We cannot assure you that the GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has long experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real appreciated 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real depreciated 32% against the U.S. dollar, closing at R$2.337 to U.S.$1.00 on December 31, 2008. For the years of 2009 and 2010, amid robust GDP growth and a strong local economy the real appreciated 25.5% and 4.2%, respectively, against the U.S. dollar, closing at R$1.741 and R$1.666 to U.S.$1.00 on December 31, 2009 and 2010, respectively. Since 2013, the real depreciated against the U.S. dollar by 14.6% in 2013, 13.4% in 2014 and 47.0% in 2015, mainly due to external and internal factors, closing at R$2.343, R$2.656 and R$ 3.905 to U.S.$1.00 on December 31, 2013, 2014 and 2015, respectively. On April 29, 2016 the exchange rate was R$3.45 per U.S.$1.00.

Depreciation of the real against major foreign currencies could create inflationary pressures in Brazil and contribute to Central Bank increases in interest rates, which could negatively affect us and the growth of the Brazilian economy, may curtail access to foreign financial markets and may prompt government intervention, which could include recessionary measures. Depreciation of the real can also, as in the context of an economic slowdown, lead to decreased consumer spending and reduced growth of the economy as a whole.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We had total U.S. dollar-denominated or -linked indebtedness of R$18,384 million or 53% of our total indebtedness, as of December 31, 2015. Because of the real depreciation, the U.S. dollar-denominated debt increased by R$4,227 million compared to December 31, 2014.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Brazil has in the past experienced extremely high rates of inflation, which has led the government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the implementation of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA). Since 2014, and especially during the year of 2015, Brazil has again experienced high rates of inflation, and the tendency is a continuing high level of inflation for 2016.  Inflation measured by the IPCA index was 5.9%, 6.4% and 10.7% in 2013, 2014 and 2015, respectively. Inflation and the Brazilian government’s inflation containment measures, mainly through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and interest rate decreases may trigger increases in inflation, with the consequent reaction of sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais. The Brazilian government has introduced policies aimed at reducing inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy.

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

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in the steel and mining industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely on steel distributors.  A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automotive and packaging industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand or increase in supply for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

Prices charged for iron ore are subject to volatility. International iron ore prices have been decreasing significantly and may have a negative impact on our revenues, cash flow, profitability, as well as result in a need to change the way we operate or in the suspension of certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining the customer price. Our prices and revenues for iron ore are consequently volatile, which may adversely affect our results of operations and cash flow. In 2015, average iron ore prices decreased 28.5% to US$ 55.5/dmt, from US$96.7/dmt in 2014. In 2014, average iron ore prices decreased 42.6% to US$96.7/dmt from US$135.2/dmt in 2013, according to the average Platts IODEX (62% Fe CFR China). On April 29th 2016, the index stood at US$65.85/dmt. As a result, revenues from our mining business decreased from 31% in 2013 to 23% in 2014 and 19% in 2015 of our total net revenues . A continuous decrease in the market prices for iron ore may result in a need to change the way we operate or, depending on the level of price decreases, even in the suspension of certain of our projects and operations and impairment of assets, which could adversely affect our financial position and results of operations.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the last past years, effectively driving global prices for iron ore and steel. In 2015, China accounted for 70% of the global seaborne iron ore trade. The percentage of our iron ore sales volume consumed in China was 60% in 2015. China is also the largest world steel producer, accounting for approximately 50% of the global steel production.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry over-capacity, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also negatively impact our results. The China GDP increased 6.9% in 2015 compared to 7.3% in 2014, 7.7% in 2013 and 7.7% in 2012.

In addition, the recent strategy of the major iron ore suppliers to maintain their production targets and planned capacity increases could have a material adverse effect on us and adversely affect our results of operations.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 31%, 25% and 19% of our total net revenues in 2013, 2014 and 2015, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or existing labor or government agreements.

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

In 2015, raw material costs accounted for 51.3% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 58.4% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas, or electricity, or substantial increases in their prices, could materially and adversely affect us. These interruptions and price increases may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers and/or accidents or similar events on suppliers’ premises or along the supply chain. Our inability to pass those cost increases on to our customers or to meet our customers’ demands because of non-availability of key raw materials could also have a material and adverse effect on us.

Our steel products face significant competition, including price competition, from other domestic or foreign producers, which may adversely affect our profitability and market share.

The global steel industry is highly competitive with respect to price, product quality and customer service, as well as technological advances that enable steel companies to reduce their production costs. Brazil’s export of steel products is influenced by several factors, including the protectionist policies of other countries, especially those of the United States, disputes regarding these policies before the WTO (World Trade Organization), the Brazilian government’s exchange rate policy and the growth rate of the world economy. Further, continuous advances in materials sciences and resulting technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

The steel industry has historically suffered from structural over-capacity which has worsened due to a substantial increase in production capacity in the developing world and particularly in China and India, as well as other emerging markets. China is now, by far, the largest global steel producer and, in addition, Chinese and certain steel exporting countries have favorable conditions (excess steel capacity, undervalued currency or higher market prices for steel in markets outside of such countries), which can have a significant impact on steel prices in other markets. If we are not able to remain competitive in relation to China or other steel-producing countries, our results may be adversely affected.

Since 2010, steel companies in Brazil have faced strong competition from imported products, mainly as a result of the global excess in steel production, reduction in demand for steel products in mature markets, exchange rate appreciation and tax incentives in some of the main exporting countries. Despite Brazilian import duties to protect domestic producers, a substantial volume of steel products is still being imported. If the Brazilian Government does not act against subsidized steel imports and there is an increase in imports, our results of operations may be materially and adversely affected. Apart from direct steel imports, the Brazilian industry has also been facing competition from imported finished goods, which affects the whole steel chain.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to the increased production and export of steel by many countries, anti-dumping and countervailing duty and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In 2015, the U.S. authorities initiated anti-dumping and countervailing duty investigations on hot-rolled and cold-rolled steel sheets and coils imported from Brazil and other countries. Restrictions imposed by Canada on imports of hot-rolled products from Brazil remain in effect. In addition, technical or safety measures, such as those imposed by the European Union on imports of certain chemical substances contained in products used to protect and/or pack steel products, may be adopted and as a result create barriers to steel exports. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities are subject to governmental authorizations, concessions, licenses or permits, which include environmental licenses for our infrastructure projects and concessions, including for the port terminals we operate and the railways in which we have an equity interest. Although we believe that such authorizations, concessions, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, as well as that no additional requirement will be imposed in connection with such request. Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits. We also cannot guarantee that we or our controlled entities that hold concessions will timely comply with our/their obligations under any relevant Concession Agreement or in Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. Any of these events may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of the public financing before a project begins to operate, as well as the imposition of penalties, such as fines or the closure of facilities.

In addition, if laws and regulations applicable to these authorizations, concessions, permits or licenses change, modifications to our technologies and operations could be required, and we may need to make unexpected capital expenditures. Especially concerning our mining activities, new, more stringent environmental licensing requirements for our projects and operations could be imposed as a reaction by government to a major accident occurred in Brazil in 2015 involving the Fundão tailing dam of Samarco Mineração S.A. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license. These events and additional costs may have a negative impact on the profitability of our projects or even make certain projects economically or otherwise unfeasible. See “—Current, new or more stringent environmental, safety and health regulations imposed on us may result in increased liabilities and increased capital expenditures.”

Our activities are also subject to governmental regulation in the form of taxes, charges and royalties, which can have an important financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits or change the basis on which taxes are calculated in a manner that is unfavorable to us. The Brazilian Congress is currently reviewing a bill that proposes significant changes to the Mineral Code, including a potential increase of the royalties (CFEM) charged for our mining activities. See “Item 4B. Business Overview–Government Regulation and Other Legal Matters–Brazil – Mining Regulation –Mineral Rights and Ownership.”

The loss or inability to obtain and/or renew any authorization, concession, permit or license, or changes in the regulatory framework that we operate in, may materially and adversely affect us.

We have a level of indebtedness which could make it more difficult or expensive to refinance our maturing debt and /or incur new debt.

As of December 31, 2015, our total debt outstanding amounted to R$34,283 million, consisting of R$1,875 million of short-term debt and R$32,408 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.” We had R$7,861 million of cash and cash equivalents as of December 31, 2015. Our planned investments in all of our business segments will require a significant amount of cash over the course of 2016 and following years. See “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

The level of our indebtedness could affect our credit rating and ability to obtain any necessary financing in the future and increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtness and could make us more vulnerable in the event of a continued downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect our financial condition and results of operations and make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs, as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change either due to factors specific to us, trends in the industries we operate, or in credit and capital markets more generally. Our high level of indebtedness and other factors have recently resulted in decreases in our credit ratings. In 2016, Fitch Ratings, Moody’s and S&P have decreased our credit ratings from B+, B1 and BB-, respectively, to B-, Caa1 and B, respectively, as of the date of this annual report. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure that credit rating agencies will not downgrade our credit ratings any further, or that such credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on us, our financial condition, results of operations and profitability, including our ability to refinance our existing indebtedness.

Accidents or malfunctioning equipment on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products and negatively impact our business.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, rolling mills, drillers, reclaimers, conveyor belts, crushing and screening equipment and shiploaders, as well as on internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage. In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas Steelworks, which prevented us from operating this blast furnace for approximately six months. At the end of 2015, the Company interrupted operation of the Blast Furnace No. 02 as from 2016, decreasing our annual production capacity of steel at the Presidente Vargas Steelworks by 26%. Similar or any other significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and possible legal liability. We have health, safety and environmental standards and risk management programs and procedures in place to mitigate such risks, including in relation to our tailing dams. Notwithstanding our internal standards, policies and controls, our operations remain subject to incidents or accidents that could negatively and adversely affect our business reputation, results of operations and financial results.

Our insurance policies may not be sufficient to cover all our losses

We maintain several types of insurance policies, in line with the risk management of our businesses, which attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, erection risks, boiler and machinery coverage, trade credit insurance, surety, named perils, ports and terminal liabilities. We also have an operational risks policy for the Presidente Vargas Steelworks, Congonhas Minérios, Sepetiba Tecon and CSN Mining for a total insured value of U.S.$ 600 million out of a total risk amount of U.S.$ 11.1 billion. Under the terms of this policy we remain responsible for the first U.S.$ 375 million in losses (material damages and loss of profits). The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us. The occurrence of one or more of these events may adversely affect our financial position.

Our projects are subject to risks that may result in increased costs and/or delays or that could prevent their successful implementation.

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

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to create privately owned conservation areas (Reserva Particular do Patrimônio Natural), or RPPNs, as an environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected for 2020 for the industrial sector (including steel making and cement sectors) and an action plan for the sector is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established. In addition, the state of Rio de Janeiro, through its State Environmental Agency (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. In regard to air emission standards, the Environmental National Council, or CONAMA, issued a resolution that obliges steel companies to comply with certain restrictions until 2018. The federal government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for more strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations is currently being developed by the Department of Geology, Mining and Mineral Processing from the Ministry of Mines and Energy, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

New or more stringent environmental, safety and health standards imposed on us could require us to make increased capital expenditures, create additional legal preservation areas in our properties, or make modifications in operating practices or projects.  Especially with regard to our mining activities, new more stringent environmental, health and safety standards, including with respect to the licensing process of our projects and operations, could be imposed due to a major accident occurred in Brazil in 2015 involving the Fundão tailing dam of Samarco Mineração S.A. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations, as well as encounter delays in the receipt of environmental or other operating licenses. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which we export our products may also materially and adversely affect our export sales and us.

In addition, we may be requested to enter into Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs with Brazilian regulators and agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC in a timely manner, we may be exposed to penalties, such as fines, revocation of permits, or closure of facilities. See “Item 4B. Government Regulation and Other Legal Matters – Environmental Expenditures and Claims and Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”.

Our governance and compliance procedures may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance procedures may not prevent breaches of law, accounting and/or governance standards. We may be subject to breaches of our Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents. Our employees or our employees’, contractors’ or other agents’ failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results

The Company's internal controls over financial reporting may not prevent or detect misstatements on a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement new or improved required controls, the Company's business and financial results could be harmed and the Company could fail to meet its financial reporting obligations. In this regard, and in connection with management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015, management determined that the Company did not maintain effective controls over the Significant Unusual Transactions (SUT) and that the ineffective control over SUT constitutes a material weakness.

While the Company is in the process of improving its internal controls, the material weakness will continue to exist until the remediation actions are fully implemented and tested. If the new controls being implemented to address the material weakness and to strengthen the overall internal control over accounting for SUT do not operate effectively, or if the Company is unsuccessful in implementing or maintaining these new controls or is otherwise unable to remediate this material weakness, the Company’s financial reporting may be disclosed untimely or with inaccuracies, which could negatively impact the Company’s business and financial results.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others, established a strategic alliance with an Asian consortium at our controlled investee Congonhas Minérios S.A., or Congonhas, to mine iron ore, a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil, a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil, a joint venture with Tractebel Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity, and a consortium with Vale S.A., Votorantim Metais Zinco S.A., CEMIG Geração e Transmissão S.A. and Anglo Gold Ashant Córrego do Sítio Mineração S.A. at Igarapava Hydroelectric Power Plant to produce electricity.

Our forecasts and plans for theseis strategic alliances, joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. In addition, certain of our joint venture agreements provide for customary dispute and deadlock resolution mechanisms, as well as put and call options exercisable under certain circumstances, which may require us to incur disbursements. Any of these events may have an adverse effect on us.

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

Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

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

In addition, we may incur asset impairment charges related to acquisitions, which may reduce our profitability. Our acquisition activities may also present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel, financial and other systems, failure to achieve the operational benefits that were anticipated at the time of the transaction, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and/or amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses, and indemnities and potential disputes with the buyers or sellers. Finally, proposed acquisitions may also be subject to review from the competition authorities of the countries involved in the transaction, which may approve such transaction, approve such transaction with restrictions, including the divestment of assets, or reject it. Any of these activities or adverse regulatory decisions could negatively affect our reputation, product sales, financial condition and/or results of operations.

We may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations

 While our cash flows from operations and available capital have been sufficient to meet our current operating expenses, contractual obligations and debt service requirements to date, our liquidity, cash flows from operations and available capital may be negatively impacted by the pricing environment for our steel and iron ore products, the exchange rate environment and the effects of continued negative economic conditions in Brazil. These factors have materially and adversely impacted our liquidity and we expect this trend to continue. Recent cost cutting measures implemented by us may not be sufficient to offset these effects or improve our liquidity.

We have recently announced certain measures to improve our liquidity and debt profile, including the potential sale of certain assets and the extension of our debt with Caixa Economica Federal and Banco do Brasil (for further information, see Item “5B. Liquidity and Capital Resources”). If we are unable to successfully sell certain assets and/or reduce our leverage, we may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

We have experienced labor disputes in the past that have disrupted our operations, and such disputes may recur.

A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services, have in the past and may in the future materially and adversely affect the operation of our facilities, and/or the timing of completion and the cost of our projects.

We are exposed to the risk of litigation

We are currently and may in the future be a party to legal proceedings and claims. For some of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsel’s judgment as to the likelihood of an outcome favorable to us.

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

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote. In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. Alternatively, ADS holders can exercise their right to vote by surrendering their ADSs for cancellation in exchange for our common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, and the second call must be published at least 08 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. The ten largest companies in terms of market capitalization represented 40% of the total market capitalization of the BM&FBOVESPA as of December 31, 2015. The top ten stocks in terms of trading volume accounted for 46%, 47.2% and 36.9% of all shares traded on the BM&FBOVESPA in 2015, 2014 and 2013, respectively. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find exemptions from registration available, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration does not exist. The JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Preemptive Rights”.

A decrease in our market capitalization may increase volatility.

       In recent years our market capitalization has decreased and as a result the volatility in the trading price of our common shares and ADSs has increased. Any further decreases in our market capitalization may further increase volatility.  In 2015, the trading price of our ADSs dropped for a certain period below the levels required by the listing standards of the New York Stock Exchange (“NYSE”).  If the trading price of our ADSs again drops below those levels, we may be required to do a reverse stock split or a ratio change of the number of common shares per ADS in order to regain compliance with NYSE´s listing standards.

Item 4. Information on the Company

4A. History and Development of the Company

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of the Brazilian president at the time, Getúlio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, started the production of coke, pig iron and steel products in 1946. Also in 1946, we incorporated both the Casa de Pedra Mine, located in the city of Congonhas, State of Minas Gerais, and the Arcos Mine, located in the city of Arcos, State of Minas Gerais. The Casa de Pedra Mine assures us self-sufficiency in iron ore, whereas the Arcos Mine meets all our needs for flux, limestone and dolomite.

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

In 2007, CSN started to sell iron ore in the seaborne market. Today, CSN, through its controlled company Congonhas Minérios, is an important exporter of iron ore, drawing from the high quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. Congonhas Minérios currently holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which Congonhas Minérios exports iron ore and imports coal and coke.

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

In addition, a new plant for production of long steel products has been installed at Volta Redonda and started operations in December 2013. The plant consists on an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. This plant, which is in a ramp up process, is scheduled to reach its full production rate of 500,000 t/year at the end of 2016, providing the domestic market with rebar for civil construction and wire rod for industrial and civil construction applications.

General

We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy businesses.

     Steel

In our flat steel segment, we are an almost fully integrated steelmaker. Presidente Vargas Steelworks produce a broad line of steel products, including slabs, hot and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our current annual crude steel capacity and rolled product capacity at the Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. In 2015, production of crude steel remained stable when compared with 2014, while the production of rolled steel products decreased 7% when compared to 2014.

Our production process is based on the integrated steelworks concept. Below is a brief summary of the steel making process at our Presidente Vargas Steelworks:

  Iron ore produced from our own company mines is processed in continuous sintering machines to produce sinter;
  Sinter and lump ore direct charges are smelted with lump coke and injected powdered coal in blast furnaces to produce pig iron;
  Pig iron is then refined into steel via basic oxygen converters;
  Steel is continuously cast in slabs; and
  Slabs are then hot rolled, producing hot bands that are coiled and sent to finishing facilities.

We currently obtain all of our iron ore except for the pellets, limestone and dolomite requirements, and a portion of our tin requirements from our own mines. Using imported coal, we produce approximately 58.4% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation, and port facilities.

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

Mining Activities

We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our controlled investee, Congonhas Minérios, and Fernandinho mines, located in the city of Itabirito and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A. (“Minérios Nacional”, former Mineração Nacional S.A.). Our mining assets also include the cargo terminal Itaguaí Port, or TECAR, pertaining to Congonhas Minérios, the Bocaina mines, located in the city of Arcos, in the state of Minas Gerais, which produces dolomite and limestone, and Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin. We sold 21.5 million tons, 25.2 million tons and 25.7 million tons of iron ore in 2013, 2014 and 2015, respectively.

Logistics

Our verticalization strategy and intense synergies among our business units are strongly dependent on the logistics needed to guarantee the transportation of the inputs at a low operating cost. A number of railways and port terminals make up the logistics system integrating our mining, steelmaking and cement units.

We operate a port terminal for containers, Sepetiba Tecon, at Itaguaí Port, in the state of Rio de Janeiro, and Congonhas Minérios operates the solid bulks terminal, or TECAR, also located at Itaguaí Port, in the state of Rio de Janeiro.

We also have interests in three railways: (i) we share control in MRS Logística S.A., which operates the former Southeast System of the Federal Railway System, along the Rio de Janeiro-São Paulo-Belo Horizonte axis; (ii) we have an interest in jointly controlled investee Transnordestina Logística S.A., or TLSA; and (iii) we control Ferrovia Transnordestina Logística S.A, or FTL, which operates the former Northeastern Railway System or RFFSA.

Cement

We entered the cement market in May 2009, driven by the high synergy with our steelmaking business. This segment takes advantage of the slag generated by our blast furnaces, our limestone, used to produce clinker, reserves, located in the city of Arcos, in the state of Minas Gerais. Limestone is used to produce clinker. Clinker and slag are the main inputs in cement production.

We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, reducing risks and adding value for our shareholders.

Energy

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2015, our Presidente Vargas Steelworks consumed approximately 3.012 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by the gases from the steel production process, with 235.2 MW installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava Hydroelectric Power Plant in Minas Gerais, from which we have ensured energy an average of 167 MW and an overage of 23 MW, respectively. These three plants give CSN an average generation capacity of 425 MW, supplying the group’s total need for power. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which adds 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

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

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Integrated business model. We are a highly integrated steelmaker. This is due to our captive sources of raw materials, principally iron ore, and infrastructure, such as railways and deep-sea water port facilities. We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the State of Minas Gerais, distinguishing us from our main competitors in Brazil which have to purchase all or a portion of their iron ore from mining companies.

Profitable mining business. We have in recent years invested significantly in our mining business, placing CSN in a prominent position among the world’s leading iron ore players. Further expansions will enable expanding product portfolio and total output, increasing our presence in seaborn markets.

The Company has high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in Minas Gerais. Our mining activities provide relevant EBITDA generation. We sold 23.8 million tons in 2011, 20.2 million tons in 2012, 21.5 million tons in 2013, 25.2 million tons in 2014 (taking into account our proportional interest in Namisa throughout this period) and 25.7 million tons in 2015 (including 100% of NAMISA due to full consolidation of Congonhas Minerios as of December, 2015). The company’s mining business also includes TECAR, a solid bulks terminal at Itaguai Port (RJ), with a capacity to handle 45 mtpy, Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone and ERSA, which mines and casts tin.

 During 2015, we implemented cost reduction actions, which along with the Real depreciation, reduced our production costs at the Casa de Pedra mine from US.$ 24.66/ton in 2014 to US.$ 15.56/ton in  2015.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mine to our steel mill and to the port terminals we operate. The Presidente Vargas Steelworks facility is located next to railway and port systems, facilitating the supply of raw materials, the shipment of our production and easy access to our main clients. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railway. The concession for the main railway we use and operate is owned by MRS, a company in which we hold a 34.94% direct and indirect ownership interest. The railway connects our Casa de Pedra mine to the Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handles our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke. Since the constitution of MRS railway, in 1996, it has significantly improved its productivity and developed its business, with increased cash generation.

Self-sufficiency in energy generation. We are self-sufficient in energy through our interests in the hydroelectric plants of Itá and Igarapava, as well as our own thermoelectric plant located inside the Presidente Vargas Steelworks. We also sell the excess energy we generate in the energy market on a spot basis. Our 256 MW thermoelectric cogeneration plant provides the Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, using as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant, in Santa Catarina. This ownership grants us an assured energy of 167 MW, proportional to our interests in the project, pursuant to a 30-year power purchase agreements at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, with 210 MW fully installed capacity and a direct take of 23 MW of assured energy to us.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins compared to peer companies of both steel and mining segmens. Other factors that lead to our low cost structure include the strategic location of our steelworks facility along with our well qualified work force with a lean cost.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, with a market share above 30% of the domestic flat steel market, according to the Brazilian Steel Instute (IABR). In addition, we use our subsidiaries CSN LLC and Lusosider as sales channels for our flat steel products in the United States and in Europe, which accounted for approximately 22% of our total sales in 2015. Direct exports accounted for 4% of our total sales in 2015. In 2012 we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2015, SWT accounted for 15% of our total sales.

Strategies

Our goal is to increase value for our shareholders by further benefiting from our competitive cost advantages and quality of product portfolio, maintaining our position as one of the world’s lowest-cost steel producers, increasing our relevance as an important iron ore global player, increasing market share and size of our cement business and optimizing our infrastructure assets (including ports, railways and power generating plants) to enable high integration, quality product and low costs. To achieve these goals, we developed specific strategies for each of our business segments, as described below.

Steel

The strategy for our steel business involves:

•         A focus on the domestic market, by increasing  market share in the flat steel segment and long steel market;

•         An emphasis on high margin coated steel products, such as galvanized, galvalume, pre-painted and tin plate;

•         Geographical diversification through our flat and long steel facilities abroad. We also intend to maintain and diversify our exports, focused on high quality products such as coated steels;

•         The constant pursuit of operational excellence, by developing and implementing cost reduction projects (e.g. energy efficiency) and process review programs (e.g. internal logistic optimization, project development and implementation discipline);

•         Exploring marketing and commercial synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the domestic long steel market; and

•         Increasing customized services and distribution abilities through our expanding distribution network.

For information on planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, such as Congonhas Minérios, to enable low operational costs and long term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 mtpy of iron ore products, including third party products, by increasing mine capacity at Casa de Pedra and other mines, along with developing export services for third party producers. Considering the current pricing and global iron ore competitive scenario, we will focus on exporting quality iron ore with low cost, guaranteeing participation in the seaborne market.

To sustain this growth, we plan to increase capacity in TECAR, our solid bulks terminal at Itaguai Port, to 70 mtpy.

In order to maximize the profitability of our product portfolio, we also plan to focus on increasing our output of high quality pellet-feed, by using Itabirito’s deposits and investing with strategic partners and clients in providing pellet feed to pellet producers.

For information on planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Logistics

We expect to expand our current logistics capabilities, including our integrated infrastructure operations of railways and ports.

We intend to continue to improve the delivery of our products in the domestic market (mainly steel and cement) by implementing low cost measures and improving our efficiency through integration and increase in the use of rail transportation, and by providing more distribution centers to reach end clients.

In addition to investments in TECAR, we expanded the TECON terminal at Itaguaí Port in 2014.  The project enables us to operate large vessels simultaneously, increasing TECON’s capacity to 440,000 containers.

In terms of railways, the Transnordestina Logística project is being developed to explore a logistic potential, focusing on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increasing our efficiency and capacity in the south of Brazil through our interest in MRS.

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

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by our blast furnaces at Volta Redonda. The first cement grinding mill was inaugurated in 2009, with capacity to produce 2.3 million tons per year. In 2011, we began producing clinker in the Arcos plant enabling lower production costs. We intend to expand our cement production capacity to 5.3 million tons per year over the next few years. We plan to achieve this goal by adding 3.0 million tons per year of capacity through the construction of three new grinding mills and the construction of a new clinker kiln in Arcos. During 2015, we inaugurated two new grinding mills, reaching 4.3 million tons of capacity. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments.”

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to consider possible acquisitions or divestments, joint controlled entities and brownfield or greenfield projects to improve our steel, cement and mining cost competitiveness and production, along with our logistics capabilities, logistics infrastructure and energy generation.

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

•         automobiles, trucks and bus bodies;

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

We import all the hard coking coals required for coke production and PCI coals for the blast furnace process, due to the lack of hard coking and PCI coals with the appropriate quality in Brazil. The hard coking coals are then charged in coke batteries to produce coke through a distillation process. See “—Raw Materials and Suppliers—Raw Materials and Energy Requirements.” This coal distillation process also produces coke oven gas as a byproduct, which we use as a main source of fuel for our thermoelectric co-generation power plant. After being screened, coke is transported to blast furnaces, where it is used as a combustion source and also as a component to transform iron ore to hot metal. In 2015, we produced approximately 41.6% of our coke needs, the remaining coke was imported.

 At sintering plants, fine-sized iron ore and coke breeze or other fine-sized solid fuels are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump iron ore, iron ore pellets (which are 100% acquired in the domestic market), fluxing materials and coke are then loaded into our two operational blast furnaces for smelting. We operate a pulverized coal injection facility, or PCI, which allows to inject low-cost pulverized coals directly into the blast furnaces, replacing approximately one-third of the total coke demand.

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

In the hot rolling process, reheated slabs from the continuous casting machines are fed into hot strip mills to reduce the thickness of the slabs from 250 millimeters to a range of between 1.2 and 12.7 millimeters. At the end of the hot strip mill, the long, thin steel strip from each slab is coiled and conveyed to a cooling yard. Some hot-rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed at the pickling lines, in a hydrochloric bath, to remove surface oxides and improve surface quality. After pickling, the hot-rolled coils selected to produce thinner materials are sent to be rolled at cold strip mills. CSN has three cold strip mills, one of which was revamped in September 2011, adding 150,000 tons per year to CSN’s cold rolling capacity. The better surface characteristics of cold-rolled products enhance their value to customers when compared to hot- rolled products. Additional processing related to cold-rolling may further improve surface quality. Following cold-rolling, coils may be annealed, coated (by hot dip galvanizing or electrolytic tinning process) and painted, to enhance medium-and long-term anti-corrosion performance and also to add characteristics that will broaden the range of steel utilization. Coated steel products have higher profit margins than bare steel products. Of our coated steel products, tin mill and galvanized products are our highest margin products.

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

Quality Management System

We maintain a Quality Management System that is certified to comply with the International Standardization Organization ISO 9001 standard and the automotive industry’s Technical Specification ISO/TS 16949 in June 2015.  ISO 9001 is for the design and manufacture of slabs, blooms, billets, hot rolled flat, pickled and oiled, cold rolled and galvanized steel, tin mill products and long steel products and ISO/TS 16949:2009, third edition, for the manufacture of hot-rolled flat , pickled and oiled steel products, cold-rolled and galvanized steel products.

We also maintain a certification attesting that products furnished by our Araucária plant in the state of Paraná, Brazil, to the electrical and electronic equipment industries are in conformity with Directive 2011/65/EU of the European Parliament on the restriction of the use of certain hazardous substances in electrical and electronic equipment – RoHS.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(In millions of tons)
2015	33.2	4.2	12.7%
2014	33.9	4.5	13.3%
2013	34.2	4.5	13.2%
2012	34.7	4.8	13.8%
2011	35.2	4.9	13.9%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table contains some of our operating statistics for the periods indicated:

Certain Operating Statistics
	2015	2014	2013
	(In millions of tons)
Production of:
Molten Steel	4.4	4.6	4.6
Crude Steel	4.2	4.5	4.5
Hot-Rolled Coils and Sheets	4.3	4.8	5
Cold-Rolled Coils and Sheets	2.5	2.5	2.7
Galvanized Products	1.4	1.6	1.5
Tin Mill Products	0.6	0.6	0.7
Consumption of Coal for Coke Batteries	1.3	1.6	1.5
Consumption of Coal for PCI	0.5	0.6	0.6

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

In 2013, 2014 and 2015, coal and coke prices continued decreasing. These commodity segments are concentrated in the hands of a few global players and there can be no assurance that price increases will not be imposed on steel producers in the future.

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the State of Minas Gerais. The only iron ore product which we buy from third parties is pellet. For a description of our iron ore segment see “– Our Mining Segment.”

Coal

In 2015, our metallurgical coal consumption totaled 1.75 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces CSN’s need for imported coke, and since it is a lower cost compared to imported coke, thus reducing production costs. The total PCI coal consumption in 2015 totaled 0.46 million tons, all imported. The sources of the hard coking coal consumed in our plants in 2015 were as follows: USA (60.0%), Australia (35.0%) and Canada (5.0%) and for PCI: Russia (55.0%), Australia (45.0%).

During 2015, CSN’s coking coal and PCI coal costs in US dollar decreased significantly when compared to 2014 and 2013. The quarterly benchmark price for metallurgical coal began its drop and ended the year at its lowest price (US$89.00) since 2010, a decrease of US$26.00 compared with the first quarter of 2015. The deals for the first quarter of 2015 were US$2.00/mt lower than for the fourth quarter of 2014. The previous lowest settlement amount had been for the fiscal year 2009, when it was priced at US$129.00/mt.

Coke

In 2015, in addition to the approximately 0.94 million tons of coke we produced, we also consumed 1.32 million tons of coke bought from third parties in China and Colombia, a decrease of 21.66% as compared to our consumption in 2014. The decrease in coke production throughout 2015 derives from an onogoing revamp project in our coke plants, which will last through the next few years.

Limestone and Dolomite

Our Bocaina mine is located in Arcos, in the State of Minas Gerais, and has been supplying, since the early 1970s, limestone (calcium carbonate) and dolomite (dolomitic limestone) to our Presidente Vargas Steelworks in Volta Redonda. These products are used in the process of sintering and calcination. Arcos has one of the largest and highest quality reserves of limestone in the world, which is used in the production of various products, including clinker and cement.

The annual production of limestone and dolomite for our steelworks is approximately 2.5 million tons.

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

Beginning in 2011, with the start-up of clinker plant to produce cement in Volta Redonda, the mine in Arcos also became responsible for supplying limestone for cement manufacturing in Volta Redonda.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. Specifically in relation to tin, we purchase part of our demand from CSN’s subsidiary ERSA. We maintain approximately 15, 16 and 36 days inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. In 2015, we used 698,700 tons of oxygen to produce 4.2 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 92% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$0.705 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2015, our Presidente Vargas Steelworks consumed approximately 3.01 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by the gases from the steel production process, with 235.2 MW of installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava Hydroelectric Power Plant in Minas Gerais, from which we have ensured energy take of 167 MW on average and 23 MW average, respectively. Those three assets give CSN an average generation capacity of 425 MW, supplying the group’s total demand for power. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras and Raízen. In 2015, the Presidente Vargas Steelworks consumed 489 million m3 of natural gas.

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

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2015, our consumption totaled 59,526 kiloliters of diesel oil, used to produce 25.713 million tons of iron ore, for which we paid US$ 33.5 million or R$111.6 million, until November. In December, 2015 we consumed 3.9 kiloliters, used to produce 2.1 million tons of iron ore, for which we paid US$2.0 million or R$7.5 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad. In 2015 we consumed 262,000 tons of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Açominas and CSA	Slabs
Walters Energy, Rio Tinto Coal, Alpha Resources, Carbo One Limited and Teck Coal	Coal
CI Milpa, ThyssenKrupp, Sinochen and Coeclerici	Coke
Ibrame, Latasa, Chanceller and Alumbras	Aluminum
Votorantim Metais (1)	Zinc
White Solder, ERSA, Melt Metais and Mineração Taboca	Tin
Sotreq, VeyanceMetso, Maxbelt and Mason	Spare parts
Magnesita, RHI and Saint Gobain	Refractory bricks
Ipiranga and BR Distribuidora	Lubricants
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

At the end of 2015, the Company decided to idle Blast Furnace No. 2 operation as from 2016, decreasing our annual production capacity of steel at the Presidente Vargas Steelworks by 28% from 5.4 million tons to 3.9 million tons.

Our major operational units and corresponding effective capacities as of December 31, 2015, including CSN LLC and Lusosider, are set forth in the following chart:

Effective Capacity

	Tons per year	Equipment in operation
Process:
Coking plant	1,525,000	3 batteries
Sintering plant	6,360,000	3 machines
Blast furnace	5,380,000	2 furnaces
BOF shop	5,750,000	3 converters
Continuous casting	5,600,000	3 casters
Finished Products:
Hot strip mill	5,100,000	1 mill
Cold strip mill	4,700,000	6 mills
Galvanizing line	2,095,000	7 lines
Electrolytic tinning line	930,000	5 lines

Downstream Facilities

CSN Paraná

Our CSN Paraná branch produces and supplies plain regular galvanized products, Galvalume® products and pre-painted steel products for the automotive, construction and home appliance industries. The plant has an annual capacity of 330,000 tons of galvanized products and Galvalume® products, 130,000 tons of pre-painted products, which can use cold-rolled or galvanized steel as substrate, service capacity of 150,000 tons of sheets and narrow strips, and 220,000 tons of pickled hot-rolled coils in excess of the coils required for the coating process.

CSN Porto Real

Our CSN Porto Real branch produces and supplies plain regular galvanized, Galvanew® products and tailored blanks mainly for the automotive industry. The plant has an annual capacity of 350,000 tons of galvanized products, including Galvanew® products, and 150,000 tons of tailored blanks, sheets and narrow strips, which can use cold-rolled or galvanized steel as a substrate.

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

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce and sell approximately 50,000 tons of hot-rolled pickled coils, 50,000 tons of cold-rolled  and 240,000 tons of galvanized products per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the State of Bahia and one in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and North regions. There is also a Distribution Center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the South region of Brazil.

Long Steel - Mills

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

Production Output - SWT

	2015	2014	2013
	(In thousands of tons)
Production of:
Beam Blank (Crude Steel)	794	844	813
Long Steel (Finished Products)	743	758	765

 Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation is scrap. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

During 2011, prices for scrap continuously increased due to unbalanced supply and demand in Europe and increasing globalization of scrap trading worldwide. Prices in the European market were particularly affected. In 2013, the scrap average price decreased significantly until the middle of the year followed by a slight prices increase. In 2014 and 2015 the scrap prices decreased significantly. Our scrap consumption totaled approximately 0.9 million tons and accounted for nearly 60% of our production costs. We are able to obtain 70% of our scrap needs from within a 250 km vicinity.

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

Facilities - SWT

SWT possesses a 28 km internal railway system, and the logistics infrastructure to ensure supply of scrap and delivery of finished products. Main markets served by SWT include: non-residential construction, equipment industries, engineering and transport, in Germany and neighboring countries, including Poland and the Czech Republic.

Effective Capacity - SWT
	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section mill	1,000,000	1 mill

Volta Redonda EAF Mill

Plant Characteristics

We completed a new plant mill for production of long steel products in Volta Redonda and started assisted operations in December 2013 and 2014 we started ramping up the production process. The plant consists of a 50t electric arc steelmaking furnace, 50t ladle metallurgy, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar.. We expect this plant to reach up to 500,000 t/year output when fully operational, providing the domestic market with products for civil construction and high quality drawing and cold heading applications.

Steelmaking Shop

Designed for an output of 400,000 t/year, this unit mainly consists of one 50t UHP, AC electric arc furnace, one 50t ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and and auxiliary equipment.

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

Production Process - Rebar and Wire-rod

Steelmaking

The process of steelmaking begins with the arrival of smelt scrap and pig iron at our facilities by wagons and trucks. After being conditioned, scrap and pig iron are delivered for scrap bucket preparation in the scrap yard. The scrap buckets are prepared based on the type of steel that will be manufactured in the steelmaking shop.

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

The production flow chart is showed below:

Production Output

Certain Operating Statistics
(In thousands of tons)	2015	2014
Production of:
Billets (Crude Steel)	151	105
Long Steel (Finished Products)	131	93

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

Our Mining Segment

Our mining activities are one of the largest in Brazil and are mainly driven by the exploration of one of iron ore reserves, Casa de Pedra, in the State of Minas Gerais. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing taking place through our principal hubs in Minas Gerais, in Brazil and Austria.

Our Mines

Location, Access and Operation

Casa de Pedra

Casa de Pedra mine is an open pit mine located in the city of Congonhas in the State of Minas Gerais, Brazil, approximately 80 km south of the city of Belo Horizonte and 360 km north of the city of

Rio de Janeiro.  The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

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

Our iron ore at Casa de Pedra is currently excavated by a fleet composed of Komatsu PC5500 and Caterpillar 6060 hydraulic shovels, wheel loaders (Caterpillar 994H, Komatsu WA1200 and LeTourneau 1850) and then hauled by a fleet of Caterpillar 793D (240 tons), Caterpillar 793F (240 tons) and Terex Unit Rig MT4400AC (240 tons). This fleet has an installed annual ROM capacity of approximately 130 million tons.

Then the ore is processed in our treatment facilities, which have an installed capacity of 28 million tons of products per year. We use in Casa de Pedra electrical power provided by hydroelectric plants.

Casa de Pedra mine supplies all of our iron ore needs exept pellets, producing lump ore, sinter feed and pellet feed fines with high iron content. The maps below illustrate the location of our Casa de Pedra mine:

Engenho

The Engenho mine is also an open pit mine located at the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads. The map below illustrates the location of our Engenho mine:

The Engenho mine started operation in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470) and excavators (Komatsu PC600) and then hauled by a fleet of Mercedes-Benz Actros 4844 trucks. There is also equipment that operates in the dam and in the yard. These fleet consist of wheel loaders (Komatsu WA470 and Komatsu WA500), excavators (Komatsu PC600 and Komatsu PC350) and trucks (Mercedes-Benz Actros 4844 and Mercedes-Benz Axor 4144).

Then the ore is processed in the Pires treatment facilities, which have an installed capacity of 7 million tons of products per year. We use electrical power provided by hydroelectric plants in Engenho mine and Pires Complex.

Fernandinho

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

The Fernandinho mine also started operation in 1950. The ore in this mine is excavated by a fleet of wheel loaders (Komatsu WA470) and excavators (Komatsu PC350LC-8) and then hauled by Mercedes Bens AXOR 4144K trucks.

Then the ore is processed in the Fernandinho treatment facilities, which have an installed capacity of 600 thousand tons of products per year. We use electrical power provided by hydroelectric plants in Fernandinho mine as well.

The map below shows the location of Casa de Pedra, Engenho and Fernandinho Mines:

Casa de Pedra and Engenho mines are now part of a company named Congonhas Minérios, which resulted from the combination of the iron ore and related logistic assets of CSN and Namisa.  See “Item 5A Specific Events Affecting our Results of Operations” for more information on the transaction.

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located in the city of Arcos, in the State of Minas Gerais. The Bocaina mine is an open pit mine and it can be accessed from the cities of Belo Horizonte, located at approximately 230 km, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located at approximately 462 km, through mostly paved roads.

The ore in this mine is excavated by a fleet wheel loaders (Caterpillar 990, Caterpillar 980 and excavators (Komatsu PC350LC-8, Hitachi ZX470LC-5) and then hauled by a fleet of Iveco Trakker 8 x 4, Caterpillar 775, Mercedes Axor 2831 6 x 4 and Volkswagen Constellation 21330 trucks.

 This mining facility has an installed annual production capacity of approximately 4.0 million tons. This mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production, at current levels, for 40 years.

The Bocaina mine is wholly-owned by us. The maps below illustrate the location of this mine:

Tin

We own a tin operation in Itapuã do Oeste, in the State of Rondônia, through our subsidiary Estanho de Rondônia S.A. (ERSA). This facility has an installed annual production capacity of approximately 3,600 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant to our consolidated results.

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

We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese in the local market.  We own 87.52% of Congonhas Minérios mines and 100% of Bocaina and Santa Bárbara mines. In addition, each mine is an “open pit” mine. Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra mine and Pires beneficiation plant (all Congonhas Minério’s property) and Fernandinho mine, a Minerérios Nacional’s property

Casa de Pedra

Our mining rights for Casa de Pedra mine include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM. DNPM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

 Mineral Reserves

The following table sets forth the type of each of our mines, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest

Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	87.52
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2040	87.52
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2039	87.52

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2055	100
Tin
Santa Barbara (Itapuã do Oeste, Rondonia)	Open pit	1950	2054	100

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates. The mineralized material disclosed are for the entire mines, and not just for our proportional interest in the mines.

In the most recent reserve audit conducted in 2014, the losses for mine dilution and mining recovery considered were 5% each for both Casa de Pedra and Engenho mines.

In 2014 we audited resources and reserves for Casa de Pedra and Engenho mines. As for Fernandinho mine we audited only resources. We do not have audited resources/reserves studies for our Bocaina mine, thus the resources/reserves presented at the table below were not audited by any third parties for that mine.  As for our Santa Barbara mine we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with these property in light of its low materiality to our business.

Proven and Probable Reserves[1]
							Recoverable
Mine Name	Audited Reserves		Ore Tonnage[3]				Product[5]
and Location	(in millions of tons)		(in millions of tons)		Grade[4]	Rock Type	(in millions of tons)
	Proven[6]	Probable[7]	Proven[6]	Probable[7]
Iron:
						Hematite (7%)
Casa de Pedra(Congonhas, Minas Gerais)	1,043	1,662	1,002	1,662	41.36% Fe	Itabirite (93%)	1.47
						Hematite (3%)
Engenho (Congonhas, Minas Gerais)	108	209	108	209	39.48%	Itabirite (97%)	163

Fernandinho (Itabirito, Minas Gerais)					40.21%	Itabirite (100%)
Total Iron:
Limestone and Dolomite:	Proven[6]	Probable(7)	Proven(6)	Probable(7)
					43.84%CaO	Limestone (89.3%)
Bocaina (Arcos, Minas Gerais)	311	38	308	38	3.71%MgO	Dolomite (10.7%)	261

(1)      Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Fernandinho mine. The reserves for the Casa de Pedra and Fernandinho mines were audited in December,  2014 and we have reduced the amount of proven reserves by our annual production since then.
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

 The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2015, the metallurgical recovery factor obtained by Casa de Pedra concentration plant was 82.0% and by the Pires plant was 65.8%.

The cutoff grade is the minimum ore percentage that determines which material will be fed in the processing plant. The cutoff grade value for Casa de Pedra and Engenho mines considered in the most recent audit is 23.37%.

The prices used in the 2014 audit for the estimation of Casa de Pedra reserves, are shown in the following table. As shown, the product price we assumed to estimate our reserves, is based on expectations of an average long term price of US$90 per ton, considering that as a reasonable price for a sustainable development of the iron ore market.

	Price for the three years prior to the audit			Long term average
	(US$/t)			(US$/t)
	2011	2012	2013	Assumption
Platts 62Fe CFR N.China ($/dmt)	169	130	135	90

Casa de Pedra

In 2012, we started a multi-year study of our iron ore resources and reserves at Casa de Pedra. The study consists of two stages the first stage of which was completed at the end of December of 2014, and the second stage of which involves more drillings and research of the deposit. The first stage includes all drillholes until October of 2013, and the second one includes all drillholes after October of 2013 by the end of the drilling campaign in December of 2014. Both stages of this new study of resources and reserves of Casa de Pedra mine are in accordance with best pratices in the iron ore market.

 We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Casa de Pedra mine. In 2014, we hired Snowden Group, to undertake an independent analysis of the Casa de Pedra iron ore resources and reserves. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,704 million tons of iron ore (as of December 31, 2014) at a grade of 41.36% Fe and 36.46% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons, contained in an appraisal report prepared in 2006 by Golder Associates.

Over the course of the Casa de Pedra Mine’s life we have executed different drilling campaigns and, in total, we have drilled 106,791 meters by the end of October of 2013, the first stage of the iron ore resources and reserves report. The last completed campaign started in October of 2012 and ended in November of 2014. In the course of that campaign, we drilled 15,752.25 meters that we used in this first stage of resources and reserves and we are currently extending our drilling campaign 17,539.40 meters which we will use in the second stage to increase and improve our knowledge of the iron ore deposits at Casa de Pedra.

Engenho and Fernandinho

In 2012 we started the same process used at Casa de Pedra to identify iron ore resources and reserves at the Engenho and iron ore resources at the Fernandinho mine in two stages.

We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Engenho and Fernandinho mines. In 2014, we hired Snowden Group, to conduct an independent analysis of the Engenho iron ore resources and reserves and Fernandinho resources. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling for Engenho 317 million tons of iron ore (as of December 31, 2014) at a grade of 39.48% Fe and 40.01% SiO2.

In November 2012 we started a new drilling campaign with an additional 11,899 meters in the Engenho mine. In this first stage we use drillings performed up until the end of October 2013. For Engenho we used 4,085 meters of this last campaign totaling 9,264 meters to report the first stage estimates. In the second stage (the drilling performed up until December, 2014) we will use 7,814 meters in the Engenho mine.

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 130 million tons and 28 million tons, respectively.

Pires and Fernandinho Beneficiation Plants

Pires plant is the beneficiation plant of Congonhas Minérios. The plant receives material from Engenho mine (located at the northern border of the Casa de Pedra mine) and processes crude ore acquired from other companies, which along with its own ROM, generates final products such as: lump ore, small lump ore (hematitinha), sinter feed and concentrates.

Fernandinho plant receives material from Fernandinho mine (located in the city of Itabirito) generates sinter feed and fines as final products.

The table below sets forth production of iron ore of our mines for the last three years:

	Production[1]
	2013	2014	2015
Casa de Pedra[2] (Mt)	15.4	21.65	26.24
Grade (%)	63.80%	63.80%	63.80%
Pires [2] (Mt)	3.4	3.8	1.6
Grade (%)	61.60%	62.10%	63.90%
Fernandinho[2] (Mt)	0.6	0.6	0
Grade (%)	59.40%	59.50%	-

(1) In addition to its own production, Namisa also purchased iron ore from third parties. Third party purchase volumes totaled 11.9 million tons, 8.3 million tons and 3.1 million tons in 2013, 2014 and 2015, respectively.

(2) Production information considers 100% of the mines.

	CSN Consolidated Sales[1]
	2013	2014	20152
Consolidated Sales (Mt)	25.67	28.88	25.67
Consolidated Net Revenue Per Unit (US$/t)	98	64	26.91

(1)   Consolidated sales consider 100% of Namisa’s Sales Volume until November 2015.

(2)   Since December 2015, we have been considering 100% stake of Congonhas Minérios.

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2015, we held 34.94% of MRS’s total capital. For more information see “Item 5E. Off-Balance Sheet Arrangements”. The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 19% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS’s shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E. Off-Balance Sheet Arrangements”). However we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

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

As of December 31, 2015, we held 89.79% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2015, R$98.7 million in concession payments were outstanding over the remaining 12 years of the concession.

As of December 31, 2015, we held 56.92% of the capital stock of TLSA, which has a concession to construct and operate the Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system. Once concluded, the Railway System II will have an extension of 1,753 km of tracks that will connect the interior of Northeast Brazil to Pecém and Suape Ports. This concession was granted in 1997 and recently had its original term extended until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its total investment with monetary adjustments. For more information, see “Item 5E. Off-Balance Sheet Arrangements.”

Port Facilities

Solid Bulks Terminal

We operate an integrated and modern logistics structure. Part of this structure includes the operation of TECAR through a concession renewed in 2015 and expiring in 2047.

TECAR is connected to road and rail systems across Southeastern Brazil and is one of the four port terminals that make up the Port of Itaguaí facilities. With a strategic location and a total area of 740,761 m², the terminal consists of a concrete molded berthing pier superposed on jacketed stilts connected to the mainland by an access bridge perpendicular to the berthing pier. Its backyard includes conveyor belts, an internal road system, bulk storage yards, a railway looping, as well as industrial and administrative facilities.

Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of the concession, we have the obligation to ship at least 3.0 million tons of bulk cargo annually and, as of 2020, we undertook to ship 38.4 million tons of iron ore annually. Among the approved investments, that we had previously announced was the development and expansion of the solid bulks terminal at Itaguaí, which phase 1 expansion to handle up to 45 million tons of iron ore per year was completed in 2013. For further information, see “—D. Property, Plant and Equipment—Planned Investments—Mining.”

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, that is renewable for another 25 years. As of December 31, 2015, approximately U.S.$69 million of the cost of the concession remained payable over the next 11 years of the contract.  For more information, see “Item 5E. Off-Balance Sheet Arrangements.”

 The Itaguaí Port is located in Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represented more than 55% of the Brazilian gross domestic product, or GDP, in 2014 according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística).

The Brazilian Federal Port Agency has made investments in port infrastructure projects such as expanding the maritime access channel to the Itaguaí Port and increasing its depth. In addition, significant investments were made by the Brazilian federal government in adding two extra lanes to the Rio-Santos road, and in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that crosses the Rio de Janeiro metropolitan area. These factors, combined with favorable natural conditions, like natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels as well as highly competitive prices for all services rendered, resulting in the terminal being a major hub port in Brazil.

We have invested in infrastructure and equipment at Sepetiba TECON, such as the Berth 301 Equalization, the acquisition of two new Super Post Panamax Ship-to-Shore Cranes and four new RTG cranes for yard operations, that were delivered in the first quarter of 2014. These investments, along with the previous ones, like the dredging of Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5m depth, increased TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 440,000 containers (or 660,000 TEUs) per year.

In 2015, there was a decrease in the volume of containers operated by the terminal, which handled 151,823 units, a decrease of almost 12% compared to 2014, when we handled 172,736 units.  The impact, however, was mitigated because, despite the Brazilian economic crisis, the terminal was able to attract two new container service calls (Asia and Gulf of Mexico/USA).

On the other hand, we exported 926,155 tons of steel products in 2015, an increase of 154% compared to 364,053 tons in 2014, breaking a 5-year record especially as a result of a combination of low domestic demand and favorable exchange rates . We also increased the operations of other cargoes, reaching a volume of 205,834 tons, compared to 110,348 tons in 2014.

Our Cement Segment

Our cement segment is comprised of a cement plant in Volta Redonda, in the state of Rio de Janeiro, and in Arcos, in the state of Minas Gerais.

In 2015, two new crushing facilities were delivered in Arcos, increasing its annual capacity by 2.2 million tons of cement. With the implementation of the new clinker kiln in Arcos (MG), scheduled for 2016, CSN will achieve self-sufficiency in the production of this raw material.

Production

The cement production is held at Volta Redonda and Arcos and begins with the influx of raw materials: clinker, limestone, gypsum and slag. We consume clinker produced in our clinker plant in Arcos and eventually we import clinker to supply demand. Limestone comes from Arcos by rail. Slag is a by-product of iron and steel, produced in the blast furnace, and is also stored in the warehouse, arriving at the plant by road. CSN uses natural gypsum, from Ouricuri, in the state of Pernambuco, which arrives at the plant by truck and is stored in the warehouse.

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

The types of cement we produce are: CP III-40 RS, CP II-E-32 and CP II-E-40 in bagged and bulk forms. The plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Cement can be shipped in bagged and bulk forms. We have two baggers with 12 filling nozzles (nominal capacity of 3,600 bags/hour) and two palletizers for bagging cement.

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

Itá Hydroelectric Facility

Tractebel and CSN each own 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

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

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility. Other consortium members are Aliança, Votorantim Metais Zinco and AngloGold Ashanti Mineração Ltda. The plant has an installed capacity of 210 MW, corresponding to 136 MW of firm guaranteed output. We have been using our 23 MW take from Igarapava to supply energy to the Arcos mines and our other units.

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

Sales by Geographic Region

In 2015, we sold steel products to customers in Brazil as well as to customers in 32 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are North America and Europe, representing approximately 70% and 18%, respectively, of our export sales volume in 2015.

In North America, we utilize our subsidiary CSN LLC, which acts as a commercial channel for our products. CSN has historically shipped hot-rolled to CSN LLC which is then processed and transformed into more value-added products at CSN LLC’s plant, such as cold-rolled coil and galvanized. Moreover, we are able to export cold-rolled coils which can be directly sold or processed by CSN LLC in order to manufacture galvanized products.

CSN – Sales of All Steel Products by Destination
(In thousands of metric tons and millions of R$)
	2015				2014				2013
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	2,968	59.50%	6,612	60.40%	3,718	72.00%	8,493	75.40%	4,650	76.00%	9,529	78.50%
Export	2,022	40.50%	4,332	39.60%	1,460	28.00%	2,764	24.60%	1,467	24.00%	2,603	21.50%
Total	4,990	100%	10,944	100%	5,117	100%	11,257	100%	6,117	100%	12,132	100%
Exports by Region
Asia	9	0%	17	0%	48	3.20%	78	2.80%	30	2.10%	45	1.70%
North America(1)	802	39.70%	1,834	42.30%	289	19.70%	669	24.20%	298	20.30%	597	22.90%
Latin America	115	5.70%	376	8.70%	59	4.00%	161	5.80%	59	4.00%	148	5.70%
Europe	1,090	53.90%	2,087	48.20%	1,057	72.10%	1,840	66.60%	1,071	73.00%	1,793	68.90%
All Others	7	0%	18	0%	7	0.50%	16	0.60%	9	0.60%	21	0.80%

_______________

 (1) Sales to Mexico are included in North America.(2) Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

 Sales by Product

The following table sets forth our market shares for steel sales in Brazil of hot-rolled, cold-rolled, galvanized and tin mill products for 2015, 2014 and 2013.

CSN Domestic Market Share	2015	2014	2013
Hot-Rolled Products	36%	41%	45%
Cold-Rolled Products	19%	18%	17%
Galvanized Products	28%	28%	27%
Tin Mill Products	12%	11%	11%
Long Steel	5%	1%	-

Sales by Industry

We sell our steel products to manufacturers in several industries. The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

	2015	2014	2013
	(In percentages of total domestic volume shipped)
Distribution Network	45%	37%	44%
Packaging	13%	11%	8%
Automotive	11%	18%	17%
Home Appliances	9%	9%	7%
OEM	4%	4%	5%
Construction	18%	21%	20%

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

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix— Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A. Operating Results— Results of Operations—Year 2015 Compared to Year 2014—Net Operating Revenues.”

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

Our commercial area is responsible for sales of all of our products worldwide. This area is divided into the direct sales team which is organized in 13 agencies located in Germany and our core markets in Europe, the commercial back office department (order management from entry via tracking to the final delivery and invoicing), logistics contracting (truck, rail, vessel, maritime, inventory worldwide) and a rail logistics department.

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

Long Steel – Volta Redonda

In 2013, CSN started the production of long steel in Volta Redonda. This plant has production capacity of 500kt/y when fully operational, providing the domestic market with products for civil and industrial construction.

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

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil and overseas. In Europe and Asia, our offices also include technical assistance management. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the State of Minas Gerais.

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

CSN – Sales of Iron Ore Products by Destination
(In thousands of metric tons and millions of R$)
			2015				2014				2013
	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total
Brazil	538,592	2.30%	175,223	5.50%	138,436	0.50%	306,837	7.50%	157,041	0.70%	679,974	13%
Export	23,322,408	97.70%	3,012,027	94.50%	25,106,988	99.50%	3,802,566	92.50%	21,377,106	99.30%	4,616,754	87%
Total	23,861,003	100%	3,187,250	100%	25,245,424	100%	4,109,403	100%	21,534,147	100%	5,296,728	100%

Exports to
Asia	21,963,324	95%	2,836,505	95%	24,334,337	97%	3.674.778	97%	16,956,231	79.30%	3.610.625	78%
North America	-	-	-	-	-	-	-	-		-		-
Europe	1,028,221	4%	132,792	4%	772,651	3%	127.788	3%	4,420,875	20.70%	1.006.129	22%
Latin America	330,861	1%	42,730	1%
(*) Iron ore sales volumes presented in this table take into consideration sales by CSN and by our subsidiaries and jointly controlled entities proportionally to our interest (Namisa 60% until November 2015 and 100% stake in Congonhas Minérios as of December 2015).

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2015, our iron ore sales reached 25.7 million tons, a decrease of 11%  compared to 2014. According to our consolidated financial statements, total mining net revenue decreased 22% over the past year, mainly due to lower iron ore prices. The share of mining segment revenue in CSN's total net revenue decreased from 25% in 2014 to 19% in 2015.

In 2015, 95% of our iron ore export sales went to the Asian market, mainly China and 4% were sold in the European market. Of our total sales, 72% were sinter feed, 13% pellet feed, 7% lump ore and 8% concentrated.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long-term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

Cement

We sell cement type CP III-40, CP II-E-32 and CP II-E-40 in bagged and bulk forms. We operate in the markets of Rio de Janeiro, Minas Gerais and Sao Paulo. With the purpose of expanding and increasing competitiveness, we own eleven distribution centers located in strategic points:  three in São Paulo, four in Rio de Janeiro and four in Minas Gerais. Supply to these distribution centers is made through railways and road transport, using mainly the MRS railway.

We have a diverse client base of approximately 18,000 clients, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our sales strategy is on retail. In this segment, we have a strong presence in sales points, where we reinforce the quality of the product to final customers. The retail segment operates with a low level of inventory, and a significant percentage of repurchase in the month, which highlights the competitive advantage of CSN’s distribution centers.

In 2015, amid the ongoing Brazilian economics crisis, we marginally increased our sales, reaching 2,182 thousands tons, marking a growth of 3% when compared to 2014. All our cement production is sold in the domestic market.

	CSN – Cement Sales Figures (In thousands of metric tons and millions of R$)
	2015		2014		2013
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	2,182	432	2,185	440	2,045	415

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, Congonhas Minério, Container Terminal Sepetiba TECON, CSN Mining. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until September30, 2016 for a total insured value of U.S.$600 million (out of a total risk amount of U.S.$11.1 billion). Under the terms of the policy, we remain responsible for the first tranche of U.S.$375 million in losses (material damages and loss of profits).

Intellectual Property

We maintain a special unit for managing the intellectual property rights which include: trademarks, patents and industrial designs, ensuring adequate protection for the company and the possibility of commercialization, through technology transfer agreements the results of our innovation developments. We also maintain cooperation agreements with universities and research institutes for the exchange of technical cooperation and developments related to new processes and / or products.

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

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service.

The following table sets forth the production of crude steel by Brazilian companies for the years indicated(1):

	2014		2013		2012

	Ranking	Production	Ranking	Production	Ranking	Production
		(In million tons)		(In million tons)		(In million tons)
Gerdau(2)	1	7.5	1	8.1	1	8.2
Usiminas	2	6.1	2	6.9	2	7.2
ArcelorMittal Tubarão	3	5.4	4	4.4	4	4.4
CSN	4	4.5	3	4.5	3	4.8
ArcelorMittal Aços Longos	5	3.3	5	3.5	5	3.4
Others		7.1		6.8		6.5
Total		33.9		34.2		34.5
Source: IABr

                     1.        Information for 2015 was not yet available as of the date of this annual report.
                     2.        Data from Aços Villares have been merged into data from Gerdau.

Competitive Position — Global

During 2015, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of  33.2 million tons and a 2.1% share of total world production, according to data from the World Steel Association, or WSA. In  2015, Brazil also maintained its position as the ninth largest steel producer globally, accounting for around  half of total production in Latin America, approximately twice the size of Mexico’s or  42% of the U.S.’ steel production, according to data from the WSA. According to IABr, Brazilian exports in 2015 amounted to 13.7 million tons of finished and semi-finished steel products, increased by 40% compared to 2014.

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

Despite the increase in the overall steel sheet demand in 2013, prices in the USA, Germany and China decreased by 5.2% compared to 2012 while, in  2014, the global average sheet prices decreased by 4.3% compared to 2013.

In 2015, due to the depreciation of the real against the U.S. dollar and lower domestic demand, sales in the external market became more attractive and the Brazilian exports of flat products has increased 64%, while imports decreased 21% compared with the same period in 2014.

The global steel overcapacity and the exchange rate volatility approximate the domestic to the international steel prices, which is expected to continue in the short term.

Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation, and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe currently we are largely in compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

We are subject to regulation and supervision by the Brazilian Ministry of Environment, the Environmental National Council, or CONAMA, which is the federal body responsible for enacting technical regulations and environmental protection standards, and by the Brazilian Institute of Environment and Renewable Natural Resources, or IBAMA, which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the State of Rio de Janeiro, in which the Presidente Vargas Steelworks (UPV) is located, are enforced by the INEA. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council, or COPAM, by the Regional Superintendent of Environment and Sustainable Development, or SUPRAM-CM, the Water Management Institute of Minas Gerais, or IGAM, the State Forestry Institute, or IEF, and the State Environmental Foundation, or FEAM, which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais, or SEMAD. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operational conditions complement the standards and regulations of general applicability and are required to be observed throughout the duration of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining/renewing their operating permits.

Environmental Expenditures and Claims

Promoting responsible environmental and social management is part of our business. We prioritize processes and equipment that offer modern and reliable technologies on environmental risks monitoring and control. We operate a corporate environmental department managed by a corporate environmental department under an Environmental Management System, or EMS, compliant with ISO 14001:2004 requirements. In addition, we have established (i) an internal committee for environmental management composed of professionals from different departments of CSN’s units, whose goal is to regularly discuss any problems that may arise and to identify risks and aspects of the operations in which the group can act pro-actively in order to prevent possible environmental harm and (ii) a sustainability committee composed of external advisors, which provides guidelines for our strategic decisions. The environmental controls implemented since 2006 also contribute to mitigate environmental risks of CSN’s operations.

To further understand our potential social and environmental risks, we use mapping criteria in accordance with the Global Reporting Initiative (G4), or GRI, for all of our operations. Resulting data and indicators in environmental, social and economic categories allow us to track our performance, structure and monitor action plans, in an effort to improve and enhance our results.

Since 2010, we have been conducting a survey of greenhouse gas emissions at our main sites following the guidelines of the GHG Protocol. Additionally, in response to a law enacted by the State of Rio de Janeiro in 2012 and in effect since 2013, which requires steel making and cement industries to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses, we are conducting such survey under the supervision of INEA. CSN intends to use this information in the development of a corporate carbon management program and related strategies to reduce emissions, as well as to identify current risks and opportunities for improvement.

Other strategies are being adopted by us in order to improve our environmental commitment.  Since 2012, we participate in the Climate Forum organized by the Ethos Institute for Social Responsibility and in 2015 we joined the Open Letter to Brazil on Climate Change initiative, with the aim that the Brazilian government assume a leadership position during the 21st United Nations Framework Convention on Climate Change (UNFCCC) Conference, or COP-21. In 2015, we confirmed our commitment to sustainable development by signing the Sustainable Development Charter of Industry promoted by the World Steel Association, which is comprised of 75 leading steel companies committed to the seven principles of sustainability in the industry, and we also received the Gold Standard of the GHG Protocol, which confirms that we are in compliance with the standards imposed by the GHG Protocol. We report the guidelines followed by our management with respect to climate change, supply chain and water resources to the Carbon Disclosure Project – CDP, and actively participates in the network NICOLE Brazil, a Brazilian leading organization that develops and promotes solutions for the management of contaminated areas. We also develop environmental education projects and promote understanding of the historical and natural patrimony, especially in the Arcos, Casa de Pedra and TLSA plants. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we started the Environmental Education Program (PEA), an initiative managed by the CSN Foundation that uses art as a dialogue between students, teachers and employees.

In relation to our expenditures for environmental programs, and given the potential risk of water shortages, especially in the Southeast of the Brazil, we have continued with various actions aimed at increasing the efficiency of water usage in our production processes, with an emphasis on accomplishing a water reuse rate of, at least, 92% in the Usina Presidente Vargas plant. In 2014, we hired a consultancy to prepare a water inventory, which provided us knowledge of how and to what extent our operations affect water resources, allowing us to develop plans and take actions to improve our efficiency and reduce potential pollution in local watersheds.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$405 million in 2015, of which R$90 million relate to capital expenditures (CAPEX) and R$315 million relate to operational expenditures (OPEX). Our total environmental expenditures were R$361 million in 2014 and R$382 million in 2013. Our investments in environmental projects during 2015 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring,  and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

Our environmental guidelines also comprehend monitoring of our tailing dams, which are used to contain the waste of the beneficiation process of iron ore and to contain sediments from the waste dumps and mining activities. On an annual basis, all our tailing dams are audited by independent audit companies. The most recent audit report confirmed and attested that all tailing dams are stable, in accordance with technical standards and relevant legislation. In addition to that, CSN´s tailing dams are built using the “downstream” method, which is considered the safest method of tailing dams’ construction.

TACs

In 2010, we signed with the Rio de Janeiro State Government a Term of Undertaking (Termo de Ajustamento de Conduta), or TAC (”TAC 2010”), that required new investments and studies to retrofit our environmental control equipment at the UPV plant. The TAC 2010 initially estimated the total amount to be disbursed in connection with the implementation of the required projects to be R$216 million. This initial estimate was updated to R$260 million as we obtained more accurate cost estimates for the completion of the projects. In 2013, we signed an amendment to the TAC 2010 regarding certain items pending conclusion and also included new obligations, as determined by the Rio de Janeiro State Environmental Agency (INEA), resulting in an additional investment of R$165 million, which has already been made by us. Given the deadline of the TAC 2010 in 2015, CSN, the Rio de Janeiro State and INEA came into a new agreement for complementary actions and signed a new TAC – TAC INEA No. 03/2016, in April 13, 2016 (“TAC 2016”). The TAC 2016 determines an additional investment of R$178 million for environmental controls at the UPV plant and the payment, by CSN, to the Rio de Janeiro state authorities of environmental fines in the amount of R$22 million, which will be allocated to environmental programs in the Volta Redonda region. As a consequence, the TAC 2016 concludes legal proceedings related to the TAC 2010. In April 2016, INEA executed one of the letters of guarantee in the amount of R$13 million and such amount has already been paid by CSN.

Other Environmental Proceedings  and Liabilities

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

In 2015, the Federal Public Prosecutor of Rio de Janeiro (Ministério Público Federal do Rio de Janeiro) filed a public civil action against CSN to request an adjustment to emissions thresholds of the UPV plant. According to Resolução Conama 436, CSN is required to reduce emissions by December 2018. Currently, CSN is complying with state regulations.

In respect to other allegedly contaminated areas located in the city of Volta Redonda, State of Rio de Janeiro, the Federal and State Prosecutors have initiated lawsuits seeking remediation and indemnification in relation to the areas known as Marcia I, Marcia II, III and IV, Wandir I and II and Reciclam. These legal proceedings are in an initial phase and, currently, CSN is conducting environmental studies which will determine the extension of the impacts arising from the contamination and is also implementing measures in order to comply with the applicable laws. Once concluded, these environmental studies will be presented and attached to each respective legal proceeding. Therefore, at this moment, no amount has been determined in relation to any significant disbursement and/or investment to made by us.

Our main environmental claims as of December 31, 2015 were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our UPV plant.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income”. We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner. As of December 31, 2015, we had provisions for environmental liabilities in the total amount of R$262.3 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$211.5 million as of December 31, 2014, and R$346.5 million as of December 31, 2013. The increase in our provisions for environmental liabilities in 2015 as compared to 2014 is mainly due to the critical review of the remediation strategy and environmental management for external landfill areas, especially the areas of Mina IV (environmental recovery of former coal mine in Santa Catarina State) and Estação Ecológica de Corumbá (management of a nature conservation area in the State of Minas Gerais), resulting in a new technical approach based on geotechnical confinement.

The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts
(in millions of R$)
December 31, 2013	346.5
Term of Undertaking (TAC)(1)	5.7
Decommissioned Coal Mines (Santa Catarina)	-11.6
Landfills and other(2)	-129.0
December 31, 2014	211.5
Term of Undertaking (TAC)(1)	72.8
Decommissioned Coal Mines (Santa Catarina)	-12.9
Landfills and other(2)	-9.1
December 31, 2015	262.3

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

  the manner in which mineral deposits must be exploited;
  the health and safety of workers and the safety of residential areas located near mining operations;
  the protection and restoration of the environment;
  the prevention of pollution; and
  the support of local communities where mines are located.

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

On October 30, 2015 and upon prior approval of DNPM, the Manifesto de Mina for Casa de Pedra was transferred by CSN to Congonhas Minérios, which also became the titleholder of the Engenho mining concession by the end of the year of 2015.In the same occasion, Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas were transferred by Nacional Minérios (“Namisa”) to Minérios Nacional. For further information, see “Item 4D. Property, Plant and Equipment”.

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

  3% on bauxite, potash and manganese ore;
  2% on iron ore, kaolin, copper, nickel, fertilizers and other minerals; and
  1% on gold.

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

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. The competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012 and provided for significant changes in the Brazilian Antitrust System’s structure, including the creation of the new Conselho Administrativo de Defesa Econômica (CADE). Referred law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. The new CADE is now formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

Our railway business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT, and operates pursuant to concession contracts granted by the federal government, which impose certain limitations and obligations. As of December 31, 2015, we owned the following railway related assets: (i) a 34.94% direct and indirect participation in MRS Logística S.A., which holds a concession to operate Brazil’s Southeastern railway system until 2026, renewable for an additional 30 years, (ii) a 56.92% participation in TLSA, which holds a concession to operate the Northeastern Railway System II (which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém) of Brazil’s Northeastern railway system until the earlier of 2057, or the date when TLSA reaches a rate of annual return of 6.75% of its total investment and (iii) a 89.79% participation in FTL, which holds a concession to operate the Northeastern Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years.

Our port business is subject to regulation and supervision by the Brazilian Secretariat of Ports (Secretaria dos Portos, or SEP), the Ministry of Transportation, and the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários, or ANTAQ). As of December 31, 2015, we owned a 99.99% participation in TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years. The concession to operate TECAR, a solid bulks terminal at Itaguaí Port, expires in 2047 and is explored since December 31, 2015, by our controlled company Congonhas Minérios due to the transaction entered into with the Asian Consortium. For more information regarding the transaction with the Asian Consortium, please see item “5A Operating Results.

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the National Agency for Electric Energy (Agência Nacional de Energia Elétrica), or ANEEL, and the National Electric System Operator (Operador Nacional do Sistema Elétrico, or ONS). As of December 31, 2015, we owned the following energy related assets: (i) a 235.2 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in ITASA, which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

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

On July 28, 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, Steel Dynamics, Inc. and United States Steel Corporation filed antidumping and countervailing duty (“AD/CVD”) petitions with respect to certain cold-rolled flat steel products from Brazil, China, India, Japan, Korea, Russia, and the United Kingdom at the ITC and the DOC. On August 24, 2015, the DOC initiated both AD/CVD investigations with respect to cold-rolled steel from Brazil. On September 10, 2015, the ITC announced affirmative preliminary injury determinations with respect to cold-rolled imports from Brazil.

On August 11, 2015, AK Steel Corporation, ArcelorMittal USA LLC, Nucor Corporation, SSAB Enterprises, LLC, Steel Dynamics, Inc., and United States Steel Corporation filed AD/CVD petitions with respect to certain hot-rolled steel products from Australia, Brazil, Japan, the Republic of Korea, the Netherlands, Turkey, and the United Kingdom. On September 9, 2015, the DOC initiated both AD/CVD investigations with respect to hot-rolled steel from Brazil. On September 24, 2015, the ITC announced affirmative preliminary injury determinations with respect to hot-rolled steel imports from Brazil.

In December 2015 and January 2016, the DOC reached preliminary determinations on the CVD investigation, these determinations imposed a rate of 7.42% for the exports of both hot-rolled and cold products. In February 2016, the DOC issued its preliminary determination on the anti-dumping investigation of cold-rolled products, which was reviewed on April 2016, in which the rate imposed on exports to the US was 20.84% as of March 7, 2016. In March 2016, the DOC issued the preliminary determination on the anti-dumping investigation of hot-rolled products, in which the rate imposed was 33.91%.  The final determination for anti-dumping and countervailing duty investigations is expected to be issued in July 2016 for cold-rolled products and August 2016 for hot-rolled products.

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

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 2004 through 2014, total global crude steel production averaged approximately 1.4 billion tons per year. According to the WSA, in 2015, production reached 1.62 billion tons, which represents a decreased of 2.8% as compared to 2014.

China’s crude steel production in 2015 reached 804 million tons, a reduction of 2.3% as compared to 2014. Production volume in China has more than tripled in the last ten years, from 222 million tons in 2002. China’s share of world steel production increased from 49.3% in 2014 to 50.2% in 2015. In 2015, Asian countries reduced their production by 2.2%, reaching 1.09 billion tons, according to WSA.

World crude steel production reached 1,622.8 million tonnes (Mt) for the year 2015, down by -2.8% compared to 2014, and crude steel production decreased in all regions except Oceania in 2015. China’s crude steel production reached 803.8 Mt, down by -2.3% on 2014. China’s share of world crude steel production increased from 49.3% in 2014 to 49.5% in 2015.

All major producing countries, except for India, decreased their production levels in 2015. According to the World Steel Associatiom, in 2015 the global crude steel production decreased, slightly and, considering that 2014 was a record production year, the production levels remained in line with 2013 figures.

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

From 2005 to 2015, Brazilian GDP grew on average 2.1%. In 2008 and 2009, overall global economic activity slowed significantly and domestic apparent steel consumption amounted to 24.0 million tons and 19.1 million tons, respectively. In 2010, with the recovery of the global economy, domestic demand rose by 38.8% to 26.6 million tons. On the other hand, in 2011, domestic steel demand decreased 1.2% to 26.2 million tons, mainly due to high levels of inventory held by distributors and increased indirect imports. In 2012, the slowdown of the Brazilian economy led to another decrease in steel consumption of 17.6% to 21.6 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponement of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association, or ANFAVEA, data. In 2014, the decrease in the family consumption and the employment level, allied with the end of government incentives resulted in a reduction of 7.1% in vehicles sales, respectivelly, according to the ANFAVEA data. In 2015, vehicles sales decreased 26.6% due to the economic recession a large number of vehicles in stock and by the return of the industrialized products tax.

Market Participants

According to IABr (Instituto Aço Brasil), the Brazilian steel industry is composed of 29 mills managed by 11 corporate groups, with an installed annual capacity of approximately 48.4 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

There were no significant changes in Brazilian nominal steel production capacity in 2014 compared to 2013. This capacity was estimated at 48.9 million tons. The local steel industry operated at approximately 70% utilization in 2014, similar to the level recorded in 2013.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. Brazil’s exports of slabs and billets reached 5.3 million tons in 2010, which represented 58% of total steel exports. In 2011, the exports of semi-finished products reached 7.2 million tons, representing 66% of total exports. In 2012, exports of semi-finished products were 6.6 million tons, a 7.4% decrease in relation to the previous year, representing 68% of total exports. In 2013, the exports of semi-finished products reached 5.3 million tons, representing  65% of total exports. In 2014, Brazilian steel exports totaled 9.8 million tons, an increase of 21% compared to 2013 and steel imports increased by 7%, compared to 2013, according to IABr.

In 2015, Brazilian steel exports totaled 13.7 million tons and accounted for US$6.6 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2015, steel imports were 3.2 million tons, or 15% of apparent domestic consumption, in line with the figures from 2014. In  2015, steel imports decreased by 19% as compared to 2014, according to IABr.

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

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, the State of São Paulo at Avenida Brigadeiro Faria Lima, 3,400, 20th, 19th and 15th - part floors (telephone number 55-11-3049-7100), and our main production operations are located in the city of Volta Redonda, in the State of Rio de Janeiro, located approximately 120 km from the city of Rio de Janeiro. Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately 4.0 square km and located in the city of Volta Redonda in the State of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the State of Minas Gerais, which borders the State of Rio de Janeiro to the north. Each of these mines lies within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our property as of December 31, 2015. For more information, see Note 10 to our consolidated financial statements included in “Item 18. Financial Statements.”

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances
Presidente Vargas Steelworks (1)	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	none
CSN Cimentos (2)	Volta Redonda, State of Rio de Janeiro	0.08 square km	cement plant	2.4 million tons per year	owned	none
CSN Porto Real	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	mortgage(3)(4)
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	none
Metalic	Maracanaú, State of Ceará	0.10 square km	steel can manufacturer	900 million cans per year	owned	none
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	none
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	none
Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	none
Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	none
Casa de Pedra mine	Congonhas, State of Minas Gerais	49.00 square km	iron ore mine	26.0 mtpy(6)	owned(7)	none
Engenho mine(8)	Congonhas, State of Minas Gerais	2.85square km	iron ore mine	5.6 mtpy(9)	concession	none
Fernandinho mine(8)	Itabirito, State of Minas Gerais	1.47 square km	iron ore mine	0.75 mtpy(6)	concession	none
Bocaina mine	Arcos, State of Minas Gerais	4.11 square km	limestone and dolomite mines	4.0 mtpy	concession	none
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	3,600 tons	concession	none
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	235.2 MW	owned	none
Itá(10)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	none
Igarapava(10)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	none
Southeastern (MRS)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	none
FTL	Northern and northeastern regions of Brazil	4,238 km tracks of railway 1	railway	--	concession	none
TLSA	Northern and northeastern regions of Brazil	383 km tracks of railway 2	railway	--	concession	none
TECAR at Itaguaí Port	Itaguaí, State of Rio de Janeiro	0.69 square km	Iron ore shipment	45 mtpy	concession	none
Container terminal - TECON at Itaguaí port	Itaguaí, State of Rio de Janeiro	0.44 square km	containers	480 K TEUpy	concession	none
Namisa	State of Minas Gerais	11.56 square km	mine	-	Concession/ owned	none
Land	State of Rio de Janeiro	31.02 square km	undeveloped	--	owned	pledge(12)/Collateral / mortgage(4)
Land	State of Santa Catarina	6.22 square km	undeveloped	--	owned	pledge(12)/Collateral
Land	State of Minas Gerais	32.73 square km	undeveloped	--	owned	none
Land	State of Piaui	856.61 square km	undeveloped		owned	none
Steel plant with rolling mill (SWT)	Europa / Germany /	0.898 square km	production of sections	1 million tons per year	owned	none
Unterwellenborn

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

The map above shows the locations of the Presidente Vargas Steelworks, CSN Paraná, Prada, CSN Porto Real (formerly known as GalvaSud), Metalic, Lusosider, ERSA, CSN LLC and SWT facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an ownership interest, and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Acquisitions and Dispositions

Usiminas

On December 31, 2015 we owned, directly and indirectly, 20.69% of the preferred shares and 14.13% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, please see “Item 5A. Operating Results —Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets”. We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information Selected Financial Data—Legal Proceedings—Antitrust.”

As of March 2016, the Usiminas’ Board of Directors approved a capital increase amounting to R$64,882, through the issuance of 50,689,310 preferred shares. Consequently on April 19, 2016 CSN exercised its right of subscription, paying R$11,603 for 9,064,856 preferred shares.

The Usiminas’ Shareholders’ Meeting approved in April 2016 an increase in its share capital amounting to R$1,000,000, through the issuance of 200,000,000 new common shares, with a deadline for exercising the preferential right to acquire the said shares up to 23 May 2016. The company continues to evaluate alternatives related to the investment in Usiminas.

On April 28, 2016, CSN elected, for two years' term of office, two fixed and two alternate members in the Usiminas' Board of Directors and, for one year's term, one fixed and one alternate member in the Usiminas' Fiscal Committee. The election was made possible through the flexibility and exceptional decision from CADE (Administrative Council for Economic Defense) in relation to the TCD (Performance Commitment Agreement) signed by CSN and CADE in 2014. The mentioned decisionhad permitted that CSN elected pre-approved members to the Board of Directors and Fiscal Committee of USIMINAS, and was rendered by the majority of CADE's members at its session of 27 April 2016. The election of Usimina´s Board and Fiscal Committee members by CSN, as well as all meetings of the Board of Directors of Usiminas, are currently suspended as a result of judicial decisions issued by the State Court of Minas Gerais and the Federal Court of the Federal District, respectively. CSN has appealed the decision issued by the State Court of Minas Gerais on May 13, 2016.

Namisa / Congonhas Minérios

By the end of 2015, we restructured our iron ore business by means of the combination into Congonhas Minérios, a CSN subsidiary, of the iron ore businesses and related logistics assets of CSN and Namisa, resulting in a fully integrated operation. As part of the restructuring, Namisa was merged into Congonhas Minérios.

Previously, in 2008, a consortium of Asian companies composed of Itochu Corporation, JFE Steel Corporation, Kobe Steel, Ltd, Nisshin Steel Co. Ltd., Posco and China Steel Corporation, or the Asian Consortium, made an investment in our subsidiary Namisa. The joint control of Namisa was  governed by a shareholders’ agreement entered into with the Asian Consortium. In addition, we entered into certain other agreements, including a share purchase agreement and long-term operational agreements between Namisa and us, which provided for certain obligations that, in case breached and not cured within the relevant cure period, could give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian Consortium’s ownership interest in Namisa.

In 2013, we and the Asian Consortium initiated negotiations to resolve certain matters that (i) were subject to qualified quorum under the shareholders’ agreement, and (ii) related to the fulfillment of certain obligations under the agreements mentioned above. In parallel, we engaged in discussions with the Asian Consortium aiming at the combination of the iron ore business and related logistics assets of CSN and Namisa.

In November 30, 2015, the aforementioned discussions resolved upon the closing of an agreement between we and the Asian Consortium providing for the combination of CSN’s and Namisa’s iron ore business and related logistics assets. The transaction consisted in a joint venture whereby the Asian Consortium contributed its 40% ownership interest in Namisa to Congonhas Minérios and CSN contributed the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR). In addition, long-term “offtake” agreements were executed for the supply by Congonhas Minérios of iron ore products to the Asian Consortium members and to us, as well as a long term port services agreement was executed between Congonhas Minérios and CSN to guarantee the use of TECAR by CSN to import raw materials necessary for our other activities.

Considering CSN´s and the Asian Consortium’s contributions in the transaction, adjustments arising from the negotiations between the parties, as well as debt, cash and working capital adjustments, immediately after the closing, CSN and the Asian Consortium became shareholders of Congonhas Minérios with ownership interests of, respectively, 87.52% and 12.48%. The transaction also included an earn-out mechanism which, in the event of a qualified liquidity event under certain valuation parameters occurring within an agreed period of the closing of the transaction, could dilute the Asian Consortium's ownership interest in Congonhas Minérios from 12.48% up to 8.71%.

Congonhas Minérios is currently a fully integrated operation (mine, rail and port), which includes an 18.63% ownership interest in MRS (comprised of Namisa’s former 10% ownership interest in MRS and the 8.63% ownership interest contributed by CSN), access to rail transportation in the form of long term agreements and the TECAR port concession.

As a result of this transaction, CSN and the Asian Consortium put an end to the discussions initiated in 2013 and Congonhas Minérios captured synergies among the businesses involved, including process optimization, efficiencies in the operation and reduction of operational costs and capital expansion, and increased shareholder value, creating a world class company.

Capital Expenditures

In 2015 the investments made by the Company totaled approximately R$ 2.2 billion, highlighting:

• Cement: R$438 million for completion of two new grinding mills and implementation of the new clinker plant;

• Steel: R$345 million, mainly for sustaining investments in coke plants at UPV (usina Presidente Vargas), environmental projects at UPV, energy efficiency projects (TG20), technological modernization projects at the UPV, expansion of Steel Service Plant at Mogi das Cruzes and maintenance projects in other units;

• Mining: R$ 898 million, mainly for the acquisition of new mining equipment, running projects in iron ore beneficiation, balance of payments (sado de contratos, verificar melhor tradução) regrading Tecar expansion and sustaining current investment projects;

• Other investments: R$ 117 million for running investments in other operations (such as FTL and Tecon) and corporate projects (such as IT);

• Spare Parts: R$ 360 million.

Planned Investments

In 2016 the Company's investment budget prioritize the implementation of running capital projects and sustaining investments in order to maintain the operational capability, environment and safety issue. New investments will be evaluated considering the market conditions, financial results and projection of additional cash flow generated by each project.

Considering these guidelines, investments designed for 2016 are in the order of R$1.5 billion, highlighted below:

• Cement: R$567 million, specially for completion of the new clinker unit in Arcos;

• Steel: R$547 million, mainly for sustaining investments in coke plants UPV, environmental projects, technological modernization projects at the UPV, completion of the expansion of the Steel Service Center of Mogi das Cruzes service and project maintenance in other units;

• Mining (projects at Congonhas Mineração and Tecar): R$ 141 million, mainly for final payments of  equipment that were acquired in 2015, running projects in iron ore beneficiation, expansions studies for Phase 60 Mtpa in Tecar (engineering and environmental studies) and sustaining investment projects in the units;

• Other investments: R$78 million for sustaining investments in other operations (such as FTL and Tecon) and corporate projects (such as IT);

• SpareParts: R$180 million.

Our planned investments in iron ore, steel, logistics and cement are described below.

Steel

The investment plan in the coming years prioritizes sustaing investment  with efficiency gains, as the revamp of coke ovens, steel mill, pickling, casting, and execution of environmental projects, technological modernization projects at the UPV, completion of the expansion of  the Steel Service Center of Mogi das Cruzes and maintenance projects in other units.

Mining

Considering the market conditions, financial results and projection of additional cash flow generated by each project, in the first phase we analyze the expansion of production capacity in Casa de Pedra to 40 million tons per year and the expansion of port capacity in Itaguai / RJ (Tecar) from 45 million tonnes to 60 million tons.

Cement

The cement plant in Volta Redonda has a production capacity of 2.4 million tons per year, taking advantage of the slag generated by our blast furnaces and the clinker produced in the mine of Arcos. We are implementing an integrated plant with two new cement grinding mills and a new clinker unit in Arcos, adding 2 million tons of cement per year during 2015. At a later stage the company evaluates the implementation of an advanced grinding unit, adding another 1 million tons.

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to evaluate possible acquisitions or divestitures, joint controlled entitiesand brownfield or greenfield projects to increase or complement our steel, cement and mining production and logistics capabilities, logistics infrastructure, energy generation and return on capital.

4E. Unresolved Staff Comments

On April 15, 2016, CSN received a letter from the Staff of the SEC's Division of Corporation Finance as part of its review of the Company's Form 20-F for the fiscal year ended December 31, 2014 and the Company's Form 6-K for the last quarter of 2015.

The Staff requested additional information and provided comments related to certain accounting disclosures, including our accounting policies regarding our concessions and disclosure relating to the acquisition of control of Nacional Minérios S.A. on November 30, 2015. The Company responded to that letter on May 06, 2016 and believes that it has addressed the Staff's comments.

As of the date of this annual report, the Company has not received confirmation from the Staff that its review process is complete. The Company intends to continue working with the Staff and respond to any remaining comments.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 included in “Item 18. Financial Statements”. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in thousands of reais (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

We have  applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. In accordance with the new standards, the proportionate consolidation method for jointly controlled entities is no longer permitted. As a result of the adoption of these new standards, the Company no longer consolidates its jointly controlled entities MRS Logística S.A. and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and Nacional Minérios S.A. until November 30, 2015 and began accounting for these investments under the equity method. As from December 1st, 2015, Nacional Minérios S.A. was consolidated as a result of the mining activities restructuring and then merged on December 31, 2015 into Congonhas Minérios S.A.

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

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,
	2015	2014	2013

GDP growth	-3.8%	0.1%	2.3%
Inflation (IPCA)¹	10.7%	6.4%	5.9%
Inflation (IGP-M)²	10.5%	3.7%	5.5%
CDI³	13.2%	10.8%	8.1%
Appreciation (depreciation) of the real against the U.S. dollar	-45.0%	-13.4%	-14.6%
Exchange rate at the end of period (U.S.$1.00)	R$3.904	R$2.656	R$2.343
Average exchange rate (U.S.$1.00)	R$3.338	R$2.357	R$2.160
Unemployment rate[4]	8.5%	6.8%	7.1%
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.
(1) The IPCA is a consumer price index measured by the IBGE.
(2) The IGP-M is the general market price index measured by the Fundação Getúlio Vargas.
(3) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed durig a given day in Brazil (accrued as of the last month of the period, annualized).
(4) The unemployment rate (PNAD) is measured by IBGE.

Steel

For the years ended December 31, 2013, 2014 and 2015 our steel segment represented 63%, 65% and 68% of our net revenues, respectively, and 44%, 61% and 59% of our gross profit, respectively. In 2015, 60% of our steel revenues were in Brazil, and 40% were abroad, as compared to 75% and 25%, respectively, in 2014, and 78% and 22%, respectively, in 2013.

  According to the World Steel Association (WSA), global crude steel production totaled 1.6 billion tons in 2015, 2.9% less when compared with 2014, with China responsible for 804 million tons, or 50% of the global output, recording a decrease of 2.3%. Japan's crude steel production decreased 5.4%, totaling 105 million tons in 2015. In the European Union, production reached 166 million tons in 2015, corresponding to a 1.7% fall compared to 2014. In the U.S., crude steel production totaled 78 million tons in 2015, an 11.4% decrease as compared to 2014. Existing global capacity usage decreased by 7.4% over the year before to 69.7%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production was 33.3 million tons in 2015, 1.9% less than in 2014, while rolled steel output totaled 22.6 million tons, down by 8.3% in the same period.

Apparent domestic steel product consumption in Brazil amounted to 21.3 million tons in 2015, 13% less than in 2014, while domestic sales decreased 12% to 18.2 million tons.  Annual imports to Brazil were 3.2 million tons, 19% less than the year before, while exports increased 35% to 13.2 million tons.

Mining

For the years ended December 31, 2013, 2014 and 2015 our mining segment represented, 27%, 23% and 19% of our net revenues, respectively, and 44%, 24% and 24% of our gross profit, respectively. In 2015, 95% of our mining revenues came from exports and 5% from the domestic market, as compared to 93% and 7%, respectively, in 2014, and 87% and 13%, respectively, in 2013.

In 2015, the seaborne iron ore market remained under pressure due to the increased supply capacity in Australia and Brazil. The adoption of cost reduction programs allowed junior producers to remain in the market. On the demand side, the infrastructure and construction, major steel consumers in China, showed a significant slowdown. Therefore, the steel volume produced by this country dropped 2% in 2015, the first reduction in more than three decades. In this scenario, iron ore prices fell by 28% in 2013, 43% over 2014, averaging US$55.50/dmt (Platts, 62% Fe, N. China). On April 29, 2016, the index stood at US$65.85/dmt.

Nevertheless, according to CRU, the iron ore seaborne market recorded growth of 2%, reaching 1.42 billion tons. China imported 914 million tons, a 1% increase when compared to 2014 and equivalent to almost 65% of total sales volume. Brazil shipped 364 million tons in 2015, 6% more than the year before.

China registered its most modest GDP growth in 25 years, reaching 6.9% during 2015. Industrial production, a strong indicator of the country’s growth, grew by 6.1%, as compared to 8.3% in 2014, reinforcing prospects of a slowdown in the short term.

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments are directly related to the performance of our steel and mining segments. For the years ended on December 31, 2013, 2014 and 2015, these segments represented an aggregate of 10%, 12% and 12% of our net revenues, respectively, and an aggregated of 12%, 15% and  17% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Specific Events Affecting our Results of Operations

TLSA

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

Congonhas Minérios

On November 30, 2015, we concluded the establishment of a strategic alliance with an asian consortium composed of ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

The transaction consisted of a business combination of the iron ore and related logistic assets of CSN and Namisa.  The Asian Consortium contributed its equity interest of Namisa (40%) into Congonhas Minérios S.A. (“Congonhas Minérios”), a mining subsidiary of CSN, and CSN contributed the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR).

Considering the position of Congonhas Minérios’ assets, the contributions made by the Asian Consortium in the transaction, as well as adjustments resulting from the negotiations between the parties and adjustments of debt, cash, working capital, CSN and the Asian Consortium held, respectively, equity stakes at 87.52% and 12.48% in the capital stock of Congonhas Minérios upon conclusion of the transaction.

Part of the iron ore produced byCongonhas Minérios will be sold to members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

The transaction was concluded by the signing of a shareholders agreement by the shareholders of Congonhas Minérios, on November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•         Payment of dividends by Namisa before closing of the transaction, amounting US$1.4 billion (equivalent to R$5.4 billion);

•         Restructuring of Congonhas Minérios through the contribution, by CSN, of assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 60% of Namisa’s shares, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 9.b of our Consolidated Financial Statements);

•         Acquisition, by Congonhas Minérios, of 40% of the Namisa shares held by the Asian Consortium, resulting in the incorporation of Namisa by Congonhas Minérios;

•         Signing of a shareholders agreement (“Shareholders’ Agreement”) by the shareholders of Congonhas Minérios;

•         Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas Minérios and an additional US$ 27 million relating to the acquisition of 0.16% of the shares held by the Asian Consortium in Congonhas, amounting to US$ 707 million (equivalent to R$2.7 billion);

•      Settlement of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation.

We applied IFRS 3 to record the November 2015 transaction, as there was a change of control of Namisa on November 30, 2015. We applied the acquisition method along with the step acquisition method. The acquirer for purposes of IFRS 3 was our subsidiary Congonhas Minérios which was also the surviving entity.

As a result of the step acquisition, we recognized a gain of R$2,792 million in the value of our 60% interest in Namisa. In addition, as a result of the application of items B51 and B52 of IFRS 3, we recognized a gain of R$621 million as a result of the termination of the then existing agreements between Namisa and Congonhas. We also recorded R$528 million in taxes on the gains from the transaction.

Additionally, there was a change in our interest in Congonhas without representing a loss of control in Congonhas. Our participation decreased from 100% to 87.52%. According to IFRS 10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation must be recorded directly in equity. Because of this percentage change, we recorded a gain of R$1,945 million.

The sum of the net gains recorded in our results and the gains recorded in our shareholders’ equity was a total increase in our shareholders’ equity from the November 2015 transaction of R$4,830 million.

For further details, see Note 3 of our Consolidated Financial Statements included in this Annual Report.

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

Historically, export prices and margins have been lower than domestic prices and margins because of the logistics costs, taxes and tariffs. The portion of production that is exported is affected by domestic demand, exchange rate fluctuations and the prices that can be charged in the international markets.

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2015(1)	2014	2013

Brazilian Market (in thousands of tons)(2)
Total Flat and Long Steel
Production	22,629	24,917	26,264
Apparent Consumption	21,328	25,606	25,253
Hot-Rolled Coils and Sheets
Production		4,541	4,262
Apparent Consumption		3,602	3,627
Cold-Rolled Coils and Sheets
Production		2,516	2,753
Apparent Consumption		2,843	2,764
Galvanized Sheets
Production		2,887	3,020
Apparent Consumption		3,588	3,175
Tin Plates
Production		553	934
Apparent Consumption		534	560
Global Market (in millions of tons)
Crude Steel Production	1,622	1,670	1,649
___________
Source: IABr and WSA.
(1) Some information for 2015 was not yet available as of the date of this annual report.
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

Sales Volume(1)
	Tons				% of Sales Volume
				In Market*			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Domestic Sales
Slabs	6	11	11	0%	0%	0%	0%	0%	0%
Hot-Rolled	1,070	1,521	2,107	36%	41%	45%	21%	29%	34%
Cold-Rolled	558	682	798	19%	18%	17%	11%	13%	13%
Galvanized	820	1,028	1,248	27%	28%	27%	16%	20%	20%
Tin Mill	374	423	486	13%	11%	11%	7%	8%	9%
Long Steel	161	52		5%	1%		3%	1%

Subtotal	2,988	3,718	4,650	100%	100%	100%	60%	72%	76%

Sales abroad
Slabs		-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	235	53	20	12%	4%	1%	5%	1%	0%
Cold-Rolled	204	65	66	10%	4%	4%	4%	1%	1%
Galvanized	717	481	468	35%	33%	31%	14%	9%	8%
Tin Mill	141	115	159	7%	8%	10%	3%	2%	3%
Long Steel	724	746	754	36%	51%	54%	14%	14%	12%
Subtotal	2,022	1,460	1,467	100%	100%	100%	40%	28%	24%

Total	5,010	5,177	6,117				100%	100%	100%

Total Sales
Slabs	6	11	11				0%	0%	0%
Hot-Rolled	1,305	1,574	2,127				26%	30%	35%
Cold-Rolled	762	747	864				15%	14%	14%
Galvanized	1,537	1,509	1,716				31%	29%	28%
Tin Mill	515	538	645				10%	10%	11%
Long Steel	885	798	754				18%	15%	12%
Total	5,010	5,177	6,117				100%	100%	100%
¹% of Sales Volume in Market means  the participation of each line of product into the group of domestic sales and sales abroad.

Net Operating Revenues(1)
	In millions of R$				% of Net Operating Revenues
				In Market*			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Domestic Sales
Slabs	6	11	10	0%	0%	0%	0%	0%	0%
Hot-Rolled	1,789	2,769	3,471	27%	33%	37%	16%	25%	29%
Cold-Rolled	1,060	1,411	1,509	16%	17%	16%	9%	13%	12%
Galvanized	1,991	2,609	2,888	30%	31%	30%	18%	23%	24%
Tin Plate	1,475	1,589	1,651	22%	19%	17%	13%	14%	14%
Long steel	291	105		4%	1%		3%	1%

Subtotal	6,612	8,493	9,529	100%	100%	100%	59%	75%	79%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	386	81	30	9%	3%	0%	3%	1%	0%
Cold-Rolled	403	124	112	9%	5%	4%	4%	1%	1%
Galvanized	1,734	1,009	893	40%	37%	33%	16%	9%	7%
Tin Plate	421	280	345	10%	10%	13%	4%	2%	3%
Long steel	1,388	1,269	1,223	32%	46%	50%	12%	11%	10%
Subtotal	4,332	2,764	2,603	100%	100%	100%	39%	25%	21%

Total	10944	11,257	12,132				100%	100%	100%

Total Sales
Slabs	6	11	10
Hot-Rolled	2,175	2,849	3,501
Cold-Rolled	1,463	1,535	1,621
Galvanized	3,725	3,618	3,781
Tin Plate	1,896	1,869	1,996
Long steel	1,679	1,375	1,223
Subtotal	10,944	11,257	12,132				0%	0%	0%

By-Product	215	89	261				2%	1%	2%

Total	11,159	11,346	12,393				100%	100%	100%

¹% of Sales Volume in Market means  the participation of each line of product into the group of domestic sales and sales abroad.

Effects of Exchange Rate Fluctuations

Our export revenues are substantially denominated in U.S. dollars and our domestic revenues are denominated in Brazilian reais.

A significant portion of our cost of products sold is commoditized raw materials, the prices of which are denominated in U.S. dollars. The balance of our cost of products sold and our cash operating expenses (i.e., operating expenses apart from depreciation and amortization) are denominated in reais.

The depreciation of the Brazilian real against the U.S dollar has the following effects on the results of our operations:

•         Domestic revenues tend to be lower (in comparison with prior years) and this effect partially offset to the extent to which we sell more products than usual in the foreign market;

•         The impact of real denominated costs of products sold and operating costs tend to be lower; and

•          Financial expenses are increased to the extent to which our exposure to U.S. dollar-denominated debt is not protected. However, to the extent our future export transactions are hedged by our U.S. dollar denominated debt, our foreign exchange variation generated from the debt used as a hedge instrument is recognized directly in net equity as Other Comprehensive Income and will be charged against income at the time the future export transactions occur.

The depreciation of the Brazilian real against the U.S dollar has the following effects on the results of our operations:

•         Foreign revenues tend to be lower (in comparison with prior years) and this effect is partially offset to the extent to which we sell more products than usual in the domestic market;

•        The impact of real  denominated costs of products sold and operating costs tends to be higher; and

•         Financial expense is reduced to the extent to which our exposure to U.S. dollar-denominated debt is not protected. However, to the extent our future export transactions are hedged by our U.S. dollar denominated debt, our foreign exchange variation generated from the debt used as a hedge instrument is recognized directly in net equity as Other Comprehensive Income and will be charged against income at the time the future export transactions occur.

The impact of fluctuations in the exchange rate of the real  against other currencies on the results of our operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (or expense) attributable to the profit (or loss) on the derivative transaction of our foreign currency-denominated debt. In order to minimize the effects of the exchange rate fluctuations, we may use derivative transactions, including currency swap and foreign currency option agreements. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been significantly volatile in the past. Inflation rates remained relatively stable from 2003 to 2004, decreased in 2005 and 2006 and increased in 2007 and 2008. In 2009, for the first time since its creation in 1989, the IGP-M inflation index recorded a deflation in a calendar year, equivalent to 1.71%.

In 2012, the index increased 7.8% and in 2013, 2014 and 2015, the IGP-M index increased 5.9%, 3.7% and 10.5%, respectively, driven by domestic factors (including the increase in regulated prices, such as gasoline and energy) as well external factors such as the strength of the U.S. dollar.

Inflation also affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indexes. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

The table below shows the Brazilian general price index and the CDI rates for the periods shown:

Year Ended December 31,
	2015	2014	2013
Inflation (IGP-M)[1]	10.50%	3.70%	5.90%
CDI[2]	13.20%	10.80%	8.10%
Source: Fundação Getúlio Vargas, or FGV, and CETIP.

(1) The IGP-M inflation is the general market price index measured by the FGV.
(2) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production except for pellets. The iron ore required is extracted from our Casa de Pedra mine, which in 2015 amounted to approximately 5.0 million tons of its total iron ore production of approximately 26.2 million tons. The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore regarding our steel production is recorded on our income statement in the cost of goods sold line item as its extraction cost plus transport from the mine. In 2015, 2014 and 2013, these costs were R$366 million, R$422 million and R$372 million, respectively.

After the closing of the transaction between CSN and the Asian Consortium, as announced on December 12, 2014 and November 30, 2015 the cost of iron ore regarding our steel production will be recorded as from December, 2015 at adjusted market prices and conditions, instead of its extraction cost plus transport from the mine, as our mining operations will be concentrated in our controlled company, Congonhas Minérios S.A, which will sell iron ore to CSN to produce steel. Details of the transaction between CSN and the Asian Consortium and related conditions precedent for closing are described on Item “4D. Property, Plant and Equipment”, Acquisitions and Dispositions.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2015 in accordance with IFRS, as issued by the IASB.

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

On December 31, 2015, we owned, directly and indirectly, 20.69% of the preferred shares (USIM5) and 14.13% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2015.

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

Fair value of business combinations

The acquisition method is used to account for each business combination that we conduct. The payment obligation transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred and equity instruments issued. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. We recognize non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s net assets.

Derivatives

IAS 39, “ Financial Instruments: Recognition and Measurement”, requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under “Financial income” and “Financial expenses”. We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our recognized debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, the effective portion of the foreign exchange gains and losses are accounted for in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument, if any, is accounted for in income (loss). With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with IAS 19, “Employee Benefits”. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. In accordance with IFRS, when the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. The Company recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and then transferred within equity. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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

Exploration expenditures are recognized as expenses until the viability of mining activities is established, after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

The development costs of new mineral deposits or capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

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

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits than of the ore body. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

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

As of December 31, 2015, 2014 and 2013, the Company capitalized borrowing costs amounting to R$166.4 million, R$165.8 million  and R$490.7 million, respectively. These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ).

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

As of December 31, 2015, 2014 and 2013, the Company capitalized borrowing costs amounting to R$166.4 million, R$165.8 million and R$490.7 million, respectively. These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ).

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

The standards, amendments to standards and interpretations that became effective as from January, 2015 were not applicable to the Group.

Additionally, the standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by the Group for the year ended December 31, 2015 is described in Note 2 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
Income Statement Data:	2015	2015	2014	2013
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	3,927	15,332	16,126	17,312
Cost of sales and/or services	-3,022	-11,800	-11,592	-12,423
Gross Profit	905	3,532	4,534	4,889
Operating expenses
Selling	-368	-1,436	-1,042	-875
General and administrative	-121	-471	-438	-486
Equity in results of affiliated companies	297	1,160	331	158
Other operating expenses	-342	-1,334	-657	-1,134
Other operating income	955	3,727	90	567
Total	422	1,646	-1,716	-1,770

Operating income	1,326	5,178	2,818	3,120
Financial Results
Financial income	125	492	172	171
Financial expenses	-989	-3,865	-3,253	-2.683

Income before taxes	-462	-1,805	-263	608
Income taxes
Current	-98	-381	-528	-1,291
Deferred	49	192	679	1,217

Total	-48	-189	151	-74

Net income (loss) for the year	414	1,616	-112	534

Net Income (loss) income attributable to noncontrolling interest	92	358	-7	25

Net (loss) income attributable to Companhia Siderúrgica Nacional	322	1,258	-105	509

Basic (loss) earnings per common share	0.2374	0.9269	-0.0744	0,34913
Diluted (loss) earnings per common share	0.2374	0.9269	-0.0744	0,34913

Year 2015 Compared to Year 2014

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments, considering the proportional interest in our jointly controlled entities, MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, reflected on figures described below, which may differ from those accounted according to IFRS.

In 2013, the financial statement was substantially impacted by the deconsolidation of Transordestina Logística S.A., which began to be recognized under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement.

Since December 1, 2015, we have been consolidating Namisa, which was recorded under the equity method until November 30, 2015.On December 31, 2015 Namisa was merged into Congonhas Minérios.

Our consolidated results for the years ended December 31, 2015 and 2014 by business segment are presented below:

Year Ended December 31, 2015
(in millions of R$)
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,203	3,187	213	1,157	432	245	-1,104	15,332
Domestic Market	6,757	175	213	1,157	432	245	-1,227	7,752
Export Market	4,446	3,012	-	-	-	-	122	7,580
Cost of goods sold	-9,127	-2,324	-142	-788	-330	-196	1,107	-11,800
Gross profit	2,076	864	71	369	102	49	2	3,532
Adjusted EBITDA*	1,791	1,171	63	469	75	43	-361	3,251

Year Ended December 31, 2014
(in millions of R$)
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,492	4,109	202	1,105	440	324	-1,547	16,126
Domestic Market	8,650	307	202	1,105	440	324	-1,063	9,966
Export Market	2,841	3,803					-484	6,160
Cost of goods sold	-8,672	-2,986	-138	-753	-295	-187	1,439	-11,592
Gross profit	2,820	1,123	65	352	145	138	-109	4,534
Adjusted EBITDA*	2,935	1,429	68	407	116	135	-361	4,729
*For more information on Adjusted EBITDA see “Results of Operations—Adjusted EBITDA.”

Net Operating Revenues

Net operating revenues decreased R$794 million, or 5%, from R$16,126 million recorded in 2014 to R$15,332 million in 2015, due to the lower prices practiced in the mining segment.

Net domestic revenues decreased 22%, from R$9,966 million in 2014 to R$7,752 million in 2015, while net revenues of exports and sales abroad increased 23%, from R$6,160 million in 2014 to R$7,580 million in 2015, given the slowdown in the domestic economy and our strategy to redirect our sales to the foreign market.

Steel

Steel net operating revenues decreased R$289 million, or 3%, from R$11,492 million in 2014 to R$11,203 million in 2015, due to a decrease in sales volume of 4% from 5,177 thousand tons in 2014 to 4,990 thousand tons in 2015.

Steel net domestic revenues decreased R$1,894 million, or 22%, from R$8,650 million in 2014 to R$6,757 million in 2015, due to a decrease  in sales volume of 20%, from 3,717 in 2014 to 2,969 million tons in 2015.

Steel net revenues from exports and sales abroad increased R$1,605 million, or 56%, from R$2,841 million in 2014 to R$4,446 million in 2015, due to an increase of 39% in the sales volume to the foreign markets, based on the strategy to redirect sales as discussed above, from 1,460 in 2014 to 2,022 thousand tons in 2015.

Net Operating Revenues

Mining

Total mining net operating revenues decreased R$922 million, or 22%, from R$4,109 million in 2014 to R$3,187 million in 2015, mainly due to a decrease of 43% in average international iron ore prices, from US$97/dmt in 2014 to US$55/dmt in 2015, principally due to an increased supply capacity in Australia and Brazil, in addition to the significant slowdown in the infrastructure and construction sector, major steel consumers in China.

Mining net export revenues decreased R$791 million, or 21%, from R$3,803 million in 2014 to R$3,012 million in 2015, mainly due to the decrease of 43% in average international iron ore prices partially offset by increased export sales volumes.

 Mining net domestic revenues decreased R$132 million, or 43%, from R$307 million in 2014 to R$175 million in 2015,  mainly due to the decrease in iron ore prices and, to reduced sales volumes.

Logistics

Logistics net operating revenues increased R$62 million, or 5%, from R$1,307 million in 2014 to R$1,370 million in 2015. In 2015, net revenue from railway logistics totaled R$1,157 million and net revenue from port logistics amounted to R$213 million, while in 2014, net revenue from railway logistics totaled R$1,105 million and net revenue from port logistics amounted to R$202 million.

Cement

Cement net revenue decreased R$9 million, or 2%, from R$440 million in 2014 to R$432 million in 2015, mainly due to a decrease of 1% in cement sales volume from 2,209 thousand tons in 2014 to 2,182 thousand tons in 2015.

Energy

Our net operating revenues from the energy segment decreased R$80 million, or 25% of total net revenue from the energy segment, from R$324 million in 2014 to R$245 million in 2015, mainly due to the reduction of surplus energy available for selling and lower energy prices.

Cost of Products Sold

Consolidated cost of products sold increased R$208 million, or 2% from R$11,592 million in 2014 to R$11,800 million in 2015, due to the impact from the foreign exchange variation on steel production cost partially compensated by a reduction of R$662 million in the cost of products sold in the mining segment.

Steel

Consolidated steel costs of products sold were R$9,127 million in 2015, representing a 5% increase as compared to the R$8,672 million in 2014, mainly due to increased cost of imported raw materials, higher electricity consumption and maintenance.

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

Steel Production Cost	2015		2014		Variation 2015 Vs. 2014
	R$ million	R$ / ton	R$ million	R$ / ton	R$ million	R$ / ton
Raw Materials	3,242	726	3,398	702	-156	-34.6
Iron Ore	377	84.33	422	87.3	-45	13.2
Coal	670	150	748	154.8	-78	-4.3
Coke	874	195.7	694	143.6	180	-9.9
Metals	443	99.1	335	69.4	108	7.8
Outsourced Slabs	278	62.29	467	96.7	-189	-38.2
Pellets	296	66.26	399	82.6	-103	3.1
Scrap	48	10.68	74	15.3	-26	-7.3
Other[1]	256	57.4	251	51.9	5	1
Labor	777	173.9	706	146.1	71	18.9
Other Production Costs	2,471	553	2,359	488.2	112	-33.3
Energy / Fuel	718	160.9	495	102.4	223	-21.5
Services and Maintenance	866	194	910	188.3	-44	7.1
Tools and Supplies	264	59.1	260	53.9	4	-4.5
Depreciation	408	91.4	575	119.1	-167	-10.7
Other	214	47.9	119	24.5	95	-3.7
Total	6,489	1,453	6,455	1,336	34	-49
(1) Includes limestone and dolomite

We are self-sufficient in almost all raw materials used in the production of steel. The principal raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we produce most of our coke necessities), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

We obtain our iron ore requirements except pellets from our Casa de Pedra mine located in the state of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the state of Minas Gerais. All coal and a portion of the coke we consume are acquired from different international producers “See Item 4B—Raw Materials and Suppliers.”

Our steel production costs increased R$34 million, or 0,5%, from R$6,455 million in 2014 to R$6,489 million in 2015, mainly due to the increased cost of imported raw materials, higher electricity consumption and maintenance.

Our costs regarding purchase of outsourced slabs from third parties decreased R$189 million, or 40%, from R$467 million in 2014 to R$278 million in 2015, due to lower consumption of slabs purchased from third parties.

Our coke costs increased R$180 million, or 26%, from R$694 million in 2014 to R$874 million in 2015, corresponding to 13% of our steel production cost and an increase of 45% in energy consumption, partially offset by the depreciation of the real.

Our coal costs decreased R$78 million, or 10%, from R$748 million in 2014 to R$670 million in 2015, corresponding to 10% of our steel production cost, mainly due to lower international coal prices, partially offset by the depreciation of the real.

Our scrap costs decreased R$26 million, or 35%, from R$74 million in 2014 to R$48 million in 2015, mainly due to lower consumption.

Other production costs including energy/fuel, services and maintenance, tools and supplies and depreciation increased R$112 million or 5%, from R$2,359 million in 2014 to R$2,471 million in 2015.

Mining

Our mining costs of products sold decreased R$662 million, or 22%, from R$2,986 million in 2014 to R$2,324 million in 2015, mainly due to the decrease in volume sold and purchased from third parties.

Logistics

Cost of services attributable to our logistics segment increased R$39 million, or 4%, from R$891 million in 2014 to R$930 million in 2015, due to the increases of R$35 million and R$4 million in the costs of railway logistics and port logistic services, respectively. For railway logistics the increase was mainly due to an increase in costs from MRS. For port logistics services, the increase was the higher volume of steel products transported during the period.

Cement

Cost of products sold attributable to our cement segment increased R$35 million, or 12%, from R$295 million reported in 2014 to R$330 million in 2015, mainly due to purchase of Clinker to supply the Arcos plant.

Energy

Cost of products sold attributable to our energy segment increased R$9 million, or 5%, from R$187 million in 2014 to R$196 million in 2015.

Gross Profit

Gross profit decreased R$1,002 million, or 22%, from R$4,534 million in 2014 to R$3,532 million in 2015, due to the decrease of R$794 million in net revenues and to the increase of R$208 million in cost of products sold, as discussed above..

Steel

Gross profit in the steel segment decreased R$744 million, or 26%, from R$2,820 million in 2014 to R$2,076 million in 2015.

Mining

Our gross profit in the mining segment decreased R$260 million, or 23% from R$1,123 million in 2014 to R$864 million in 2015.

Logistics

Gross profit in the logistics segment decreased R$23 million, or 5%, from R$416 million in 2014 to R$440 million in 2015.

Cement

Gross profit in the cement segment decreased R$44 million, or 30% from R$145 million in 2014 to R$102 million in 2015.

Energy

Gross profit in energy segment decreased R$89 million, or 64%, from R$138 million in 2014 to R$49 million in 2015.

Selling, general and administrative

Selling, general and administrative expenses increased R$426 million, or 29%, from R$1,480 million in 2014 to R$1,906 million in 2015. Selling expenses increased R$394 million, or 38%, from R$1,042 million in 2014 to R$1,436 million in 2015, mainly due to an increase of iron ore CIF sales (sales including insurance and freight costs), while general and administrative expenses increased R$32 million, or 7%, from R$438 million in 2014 to R$470 million in 2015.

Other operating income (expenses)

We had an increase of R$2,958 million in “Other Operating Income and Expenses” to a net operating income of R$2,392 million in 2015 as compared to R$567 million of other net operating expenses in 2014 mainly due to the gain of R$3,413 million, composed of a positive impact of R$2,792 million of remeasurement at fair value of our previous 60% stake in Namisa and a gain in the settlement of preexisting relationship of R$621 million as a result of the business combination, as explained in Item 5A “Specific Events Affecting our Results of Operations – Congonhas Minérios” section. Additionally, in 2015 we recorded tax credits of PIS and COFINS in the amount of R$234 million which we can use to pay future tax obligations.

The gains above were partially offset by the increase in impairment of available-for-sale financial assets of R$350 million and increase in provisions for tax, social security, labor, civil and environmental risks in the amount of  R$290 million. For more information, see Note 22 to the consolidated financial statements included in “Item 18. Financial Statements”.

Equity Result in Results of Affiliated Companies

Equity result increased R$829 million, or 250%, from income of R$331 million in 2014 to R$1,160 million in 2015, mainly due to the increase on the result of the jointly-controlled investee Namisa from R$673 million for the year ended December 31, 2014 to R$1,157 million for the eleven-month period ended November 30, 2015, due to the exchange rate variation over Namisa’s cash,position both proportional to our interest in this subsidiary.

The investment in Namisa was accounted for under the equity method until November 30, 2015. In December CSN exchanged a stake in Congonhas Minérios for the 40% stake of the Consortium in Namisa and CSN became the majority shareholder of Namisa; accordingly, Namisa was consolidated as from December 1st, 2015.  Details of the transaction between CSN and the Asian Consortium and related conditions precedent for closing are described on  Item 4D. Property, Plant and Equipment, Acquisitions and Dispositions.

Operating Income

Operating income increased R$2,360 million, or 84%, from R$2,818 million in 2014 to R$5,178 million in 2015 due to:

•         The gain of R$3,413 million arisen from the business combination of Namisa; and

•         an increase of R$829 million in equity result partially offset by;

•         a decrease of R$1,002 million in gross profit; and

•         and an increase of R$425 million in selling, general and administrative expenses.

Financial expenses (income), net

Our financial income and expenses generated a net financial expenses of R$3,373 million in 2015 as compared to a net financial expenses of R$3,081 million, an increase of R$292 million in our financial expenses. This increase was mainly due to the depreciation of the Real which generated an increase in foreign exchange losses of R$1,239 million in 2015 in comparison to 2014, partially offset by: (i) a higher gain in our derivatives transactions of R$603 million in 2015 in comparison to 2014 and;  (ii)  R$135 million greater financial income from short-term investments as a result of the strategy of repatriation of cash previously held in our offshore subsidiaries.

 Hedge Accounting

CSN regularly exports a large portion of its iron ore production, as well as steel products. The revenue in reais from these exports is impacted by the fluctuation of the exchange rate. On the other hand, CSN raises funds in foreign currency through borrowings and financings, in addition to imports of metallurgical coal and coke which are used in its steelmaking process, among other production inputs. These dollar liabilities act as a natural hedge for oscillations in export revenue.

In order to better reflect the effect of exchange fluctuations on its financial statements, as of   December 31, 2014 CSN began to designate part of its U.S. dollar-denominated liabilities as a hedge for future exports. As a result, the exchange variation arising from these liabilities were temporarily recorded directly in net equity as Other Comprehensive Income totaling to R$1,520 as of December 31, 2015. The said amount is transferred to the income statement when the exports take place, thus allowing impacts from the exchange fluctuation on liabilities and exports to be recorded simultaneously. It is important to note that the adoption of hedge accounting does not involve the contracting of any type of financial instrument.For more information, see Note “11.d) Transactions with Derivative Financial Instruments” in our consolidated financial statements.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for the social contribution. Adjustments are made to the income in order to reach the effective tax expense or benefit in each fiscal year. As a result, our effective tax rate among exercises presents volatility.

At the statutory rates the balances owed totaled expenses of R$614 million in 2015 and a benefit of R$90 million in 2014 (34% of income before taxes and adjustments to the income). After adjustments to meet the effective rates, we recorded expenses for income tax and social contribution of R$189 million in 2015, as compared to a benefit of R$151 million in 2014. Expressed as a percentage of pre-tax income, income tax moved from 57% in 2014 to 10% in 2015. For the year ended December 31, 2015, these adjustments totaled a benefit of R$425 million, comprised mainly of:

•         a positive R$394 million adjustment related to equity result;

•         a benefit of R$829 million related to results of subsidiaries taxed at different rates or not taxed;

•         R$632 million positive impact related to the remeasurement at fair value of the 60% stake in Namisa as a result of the business combination of the former joint-controlled entity;

•         a negative R$177 million adjustment related to tax loss and negative basis for which the tax credit was not recorded, and

•         a negative impact of R$1,143 million related to tax credits not recorded in the year.

For further information, see Note 15 to our consolidated financial statements.”

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss) for the year

In 2015, the Company recorded a net profit of R$1,616 million, as compared to a net loss of R$112 million in 2014.

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

Our consolidated results for the years ended December 31, 2014 and 2013 by business segment are presented below:

R$ million			Logistics					Year Ended
								December
								31, 2014
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,492	4,109	202	1,105	440	324	-1,547	16,126
Domestic Market	8,650	307	202	1,105	440	324	-1,063	9,966
Export Market	2,841	3,803					-484	6,160
Cost of goods sold	-8,672	-2,986	-138	-753	-295	-187	1,439	-11,592
Gross profit	2,820	1,123	65	352	145	138	-109	4,534
Adjusted EBITDA*	2,935	1,429	68	407	116	135	-361	4,729
R$ million			Logistics					Year Ended December 31, 2013
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	12,393	5,297	195	1,074	416	212	-2,274	17,312
Domestic Market	9,696	680	195	1,074	416	212	-1,025	11,247
Export Market	2,697	4,617					-1,249	6,065
Cost of goods sold	-9,962	-2,829	-97	-708	-277	-161	1,612	-12,423
Gross profit	2,431	2,468	97	366	139	50	-662	4,890
Adjusted EBITDA*	2,454	2,618	82	406	101	47	-304	5,404

*For more information on Adjusted EBITDA see “Results of Operations—Adjusted EBITDA.”

Net Operating Revenues

Net operating revenues decreased R$1,186 million, or 7%, from R$17,312 million recorded in 2013 to R$16,126 million in 2014, due to a decrease in revenues from our steel and mining segments.

Net domestic revenues decreased 11%, from R$11,247 million in 2013 to R$9,966 million in 2014, while total of exports and sales abroad increased 2%, from R$6,065 million in 2013 to R$6,160 million in 2014.

Steel

Steel net operating revenues decreased R$902 million, or 7%, from R$12,393 million in 2013 to R$11,492 million in 2014, due to a decrease in sales volume of 15% from 6,117 thousand tons in 2013 to 5,177 thousand tons in 2014, partially offset by an increase of 10% in our average steel prices

Steel net domestic revenues decreased R$1,045 million, or 11%, from R$9,696 million in 2013 to R$8,650 million in 2014, due to a decrease of 20% in sales volume from 4,650 thousand tons in 2013 to 3,718 thousand tons in 2014, mainly due to a reduction in domestic flat steel sales, impacted by the 3.2% downturn in industrial activity, as apparent steel consumption has a direct correlation with the GDP growth. This decrease in sales volume was partially offset by an increase of 11% in average domestic steel prices, driven principally by the real depreciation, which causes steel imports to become relatively more expensive.

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

Our net revenue from logistic services to third parties was R$ 1,015 million, or 78% of total net revenue from logistic services, in 2014 and R$1,000 million, or 79%, in 2013.

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

We obtain our iron ore requirements except pellets from our Casa de Pedra mine located in the state of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the state of Minas Gerais. The coal and coke we consume are acquired from different international producers “See Item 4B—Raw Materials and Suppliers.”

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

•         a variation of R$205 million regarding monetary and exchange variations, from a revenue of R$56 million in 2013 to a loss of R$149 million in 2014, mainly due to the effect of the 13% average depreciation of the Real against the U.S. dollar. .

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

For the year ended December 31, 2014, adjustments totaled a benefit of R$61 million, comprised mainly of:

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

Net Income (Loss) for the year

In 2014, the Company recorded a net loss of R$112 million, as compared to a net income of R$534 million in 2013

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

R$ Million	2015	2014	2013
Profit/(Loss) for the year	1,616	-112	534
Depreciation and amortization	1136	1245	1094
Income tax and social contribution	189	-151	74
Net financial result	3373	3081	2512
EBITDA	6,313	4,063	4,214
Other operating income (expenses)	-2392	567	568
Share of profit (losses) of investees	-1,160	-331	-158
Proportional EBITDA of Jointly Controlled Investees¹	490	430	781
Adjusted EBITDA	3,251	4,729	5,404

¹ Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% stake in Namisa until November 2015 and 100% stake in Congonhas Minérios as of December 2015.

Adjusted EBITDA decreased R$1,478 million, or 31%, from R$4,729 million in 2014 to R$3,251 million in 2015, due to the decrease in the steel and mining EBITDA.

Adjusted EBITDA decreased R$675 million, or 12%, from R$5,404 million in 2013 to R$4,729 million in 2014, due to the decrease in revenue from mining operations.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through the issuance of short and long-term debt instruments. We expect to meet our cash needs for 2016 primarily through a combination of operating cash flow, cash and cash equivalents on hand, cash from asset sales and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2016.

In addition, we periodically review acquisition and investment opportunities and will make, if a suitable opportunity arises, selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, jointly controlled entities or affiliated companies, and fund these investments through internally generated funds, the issuance of debt, or a combination of such methods.

Sources of Funds and Working Capital

Year 2015 Compared to Year 2014

Cash Flows

Cash and cash equivalents decreased by R$825 million in 2015, compared to a decrease of R$1,310 million in 2014.

Operating Activities

  Cash provided by operations was R$5,069 million and R$824 million in 2015 and 2014, respectively. The R$4,245 million increase was mainly due to the Namisa’s dividend receipt, amounting R$3,545 million, part of the conclusion process of the business combination between CSN mining assets and Namisa and other taxes variation amounting to R$634 million, since 2014 had a significant payment of REFIS.

Investing Activities

We used cash in our investing activities in the total amount of R$2,865 million in 2015 and R$1,658 million in 2014. The increase of R$1,207 million in cash used in investing activities was mainly due to:

•         the payment of R$2,727 million (US$707 million) related to the purchase of a stake of 4.16% of CongonhasMinérios as part of the business combination between CSN mining assets and Namisa;

•         cash margin to cover our derivatives position in the amount of R$725 million;

•         the two main cash outflows mentioned above were partially offset by derivatives operations receipt of R$827 million, cash of merged entities in the amount of R$923 million and loans from related party received in the amount of R$316 million.

Financing Activities

Cash used in financing activities was R$3,091 million in 2015 compared to R$531 million in 2014. This R$2,560 million increase was mainly due to a decrease of R$1,525 million in borrowings, an increase of R$1,139 million in amortizations and R$586 million of forfaiting and drawee risk amortizations, partially offset by R$900 million of the purchase of treasury shares occurred in 2014.

Year 2014 Compared to Year 2013

Cash Flows

Cash and cash equivalents decreased by R$1,310 million in 2014, compared to a decrease of R$1,896 million in 2013.

Operating Activities

 Cash provided by operations was R$824 million and R$2,723 million, in 2014 and 2013, respectively. The R$1,899 million decrease was mainly due to:

•         a decrease of the outstanding balance of the Tax Recovery Program (Refis) in the amount of R$1,013 million, due to the adherence to the Early Settlement of Tax Debts – Federal Law 13,043;

•         an increase of R$1,176 million in inventories mainly due to an increase of 41 days in the average inventory turnover, mainly due to the decrease in steel sales;

These effects were partially offset by an increase of R$522 million in trade payables mainly due to an increase of 27 days in the supplier payment period.

Investing Activities

We used cash in our investing activities in the total amount of R$1,658 million in 2014 and R$2,246 million in 2013. The decrease of R$588 million in cash used in investing activities was mainly due to R$642 million reduction of investments in fixed assets.

Financing Activities

Cash used in financing activities was R$531 million in 2014 compared to R$2,406 million in 2013. This R$1,875 million decrease was mainly due to:

•         a decrease in R$1,236 million in dividends and interest on capital paid;

•         a decrease of R$946 million in amortizations of borrowings and financings, including forfaiting and drawee risk operations;

•         a increase of R$780 regarding new borrowings and financing.

These effects were partially offset by disbursements in 2014 through buybacks programs amounting to R$914 million regarding the acquisition of our own shares and R$172 million related to debt securities.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales decreased 1 day to 30 days on December 31, 2015 from 31 days on December 31, 2014.

Turnover of  Inventory

Our inventory turnover (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold increased 22 days to 127 days in 2015 from 105 days in 2014, mainly due to a decrease in steel sales volume.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold,  was 52 days on December 31, 2015 and on December 31, 2014.

Liquidity Management

Given the capital intensive, cyclical nature of our industry and the generally volatile economic environment in certain emerging markets, we have retained a substantial amount of cash on hand to run our operations, to satisfy our financial obligations and to be prepared for potential investment opportunities. As of December 31, 2015, cash and cash equivalent totaled R$7,861 million, compared to R$8,686 million as of December 31, 2014.

As of December 31, 2015, short-term and long-term indebtedness accounted for 6% and 94%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately eight years, considering a 40-year term for the perpetual bonds issued in September 2010.

In 2013, we took advantage of the strong liquidity conditions to extend the maturity profile of our debt. These activities were unrelated to the management of any interest rate, inflation and/or foreign exchange risk exposure. Given the lack of a liquid secondary market for our short-term debt instruments in 2013, we have accumulated cash instead of prepaying our debt prior to final maturity. As of December 31, 2013, short-term and long-term indebtedness accounted for 9.6% and 90.4%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40 year term for the perpetual bonds issued in September 2010.  As of December 31, 2014, short-term and long-term indebtedness accounted for 9% and 91%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40 year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

CSN invested R$2,170 million in 2015, taking advantage of opportunities to accelerate projects that enhance competitiveness, including:

•         The acquisition of new mining equipment, anticipating some of the investments scheduled for 2016 due to current favorable financing conditions. These items of equipment were already helping to reduce mining costs in 2015.

•         The accelerated development of the Arcos´ clinker kiln project in Minas Gerais, anticipating higher operating margins in the Southeast System.

•         Revamp of the Turbo Generator (TG20) in Presidente Vargas Plant, recovering the nominal energy capacity of 117MW in the TG20.

Of total investments, R$376 million went to spare parts and R$561 million to current investments.

In 2014, we invested a total of R$ 2,405 million, R$872 million of which was allocated as follows: jointly controlled investees TLSA: R$512 million (100%); MRS Logística: R$301 million (33.3%); and Namisa: R$59 million (60%).

The remaining R$1,533 million was expended on: construction of a brownfield long steel mill at the Volta Redonda site: R$77 million; expansion of the steel service center at our CSN Mogi das Cruzes (Prada) facility: R$ 39 million; expansion of the Itaguaí Port (TECAR and TECON): R$172 million; expansion of the Casa de Pedra mine: R$267 million; expansion of the cement plant: R$481 million; and stay-in-business capex: R$ 497 million.

In 2015, we continued to implement our strategy of developing downstream opportunities and projects based on synergies, new product lines and market niches by creating or expanding current capacity of services centers, as described in “Item 4B. Business Overview—Facilities.”

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Debt and Derivative Instruments

At December 31, 2015 and 2014, total debt (composed of current and non-current portions of borrowings and financings) was R$34,283 million and R$30,354 million (excluding transactions costs), respectively, equal to 392% and 529% of the Shareholders’ equity at December 31, 2015 and 2014, respectively. At December 31, 2015, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$1,875 million and our long-term debt (composed of non-current borrowings and financings) totaled R$32,408 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

At December 31, 2015, approximately 46% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through foreign exchange derivative products, including futures and swaps and hedge accounting. For a description of our derivative instruments, see Note 13.IV to our consolidated financial statements contained in “Item 18. Financial Statements.”

The components of R$1,875 million of our consolidated current portion of short-term debt outstanding at December 31, 2015 were:

Components	Average	Total
	Interest Rate	(in millions of R$)
Fixed rate notes	6.5% - 6.9%	176
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	55
Prepayment financing	1.3% - 4.5% and 109.5% to 116.5% of CDI and fixed rate of 8%	1,017
Debentures	110.8% to 113.7% of CDI	61
CCB	112.5% and 113% of CDI	93
Perpetual bonds	7.00%	5
Forfaiting	1.25% to 3.28%	289
Others	1.2% - 8,00%	179
Total		1,875

The components of R$32,408 million of our consolidated long-term debt outstanding at December 31, 2015 were (amounts are reflected in long-term debt):

Components	Average	Total
	Interest Rate	(in millions of R$)
Debentures	110.8% to 113.7% of CDI	1,750
Fixed rate notes	6.5% – 6.9%	6,911
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	1,018
Perpetual bonds	7.00%	3,905
Prepayment financing	1% - 7.5% and 109.5% to 116.5% of CDI and fixed rate of 8%	11,263
CCB	112.5% and 113% of CDI	7,200
Others	1.2% - 8,00%	361
Total		32,408

The information of our indebtness below refers to the outstanding amount in December 31, 2015.

•         debentures issued in July 2011, of R$1,150 million bearing interest at a rate of 110.8% of the CDI rate per annum and maturity in 2019.

•         debentures issued in March 2014, of R$400 million bearing interest at a rate of 111.2% of the CDI rate per annum and maturity in 2021.

•         debentures issued in January 2015, of R$100 million bearing interest at a rate of 113.7% of the CDI rate per annum and maturity in 2022.

•         debentures issued in July 2015, of R$100 million bearing interest at a rate of 113.7% of the CDI rate per annum and maturity in 2022.

Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by us and our offshore subsidiaries, including:

•         the U.S.$750 million bonds, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

•         in July 2010, we issued U.S.$1 billion bonds, 6.50% per annum coupon and maturity date in July 2020, in January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of U.S.$200 million. The offering price was 106.00% and yield was 5.6% p.a.

•         in September 2010, we issued U.S. $1 billion perpetual bonds, 7.0% per annum coupon.

We issued export credit notes, or NCEs:

•         in September  2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2018. In September 2015, we amortized R$ 613.3 million resulting in an outstanding balance of R$ 386.7 million. This amortization is related  to the rollover of of this debt mentioned below;

•         in Septembe 2009, in the amount of R$300 million, in favor of Banco do Brasil S.A., due 2018. In September, 2015, we amortized R$180 million resulting in an outstanding balance of R$120 million. This amortization  also is related to the rollover of of this debt mentioned below;

•         in May 2010 in the amount of R$2.0 billion, in favor of Banco do Brasil S.A., through our subsidiary Congonhas Minérios S.A., due 2019. In September 2015, we amortized R$715 million resulting in an outstanding balance of R$1.3 billion. This amortization also is related to the rollover of this debt mentioned below;

•         in April 2011, we issued another NCE, in the amount of R$1.5 billion; in favor of Banco do Brasil S.A., due to 2019. In September 2015, we amortized R$1.0 billion. This amortization also is related to the rollover  of this debt mentioned below;

•         in March 2013, in the amount of R$ 200 million, in favor of Banco do Brasil S.A., due 2016. In February, 2016 the total amount was extented to 2017;

•         in February 2013, in the amount of R$ 45 million, in favor of HSBC Brasil., due 2016;

•         in February 2013, in the amount of R$ 100 million, in favor of Bradesco, due 2016;

•         in September 2015, R$1.5 billion in favor of Banco do Brasil due 2020. This amortization also is related to the rollover of this debt mentioned below;

•         in September 2015, R$715 million, through our subsidiary Congonhas Minérios S.A., in favor of Banco do Brasil due 2020. This amortization also is related to the rollover of this debt mentioned below;

Export Pre-Payment issued by CSN:

•         in October 2010, in the amount of U.S. $ 66,7 million, in favor of Banco Santander S.A., due 2017;

•         in April 2012, in the amount of U.S. $ 30 million, in favor of Banco Safra S.A., due 2017;

•         in April 2013, in the amount of U.S. $ 378 million in favor of Banco do Brasil S.A., due 2021;

•         in November 2013, in the amount of U.S. $ 200 million, in favor of Banco Bradesco S.A., due 2018;

•         in November 2013, in the amount of U.S. $ 345 million, in favor of Banco Bradesco S.A., due 2022;

•         in February 2014, in the amount of U.S. $ 100 million, in favor of ING Bank, due 2019;

•         in April 2014, in the amount of U.S. $ 200 million, in favor of Banco Santander S.A., due 2019;

•         in September 2014, in the amount of U.S. $ 100 million, in favor of Banco Santander S.A., due 2019;

•         in December 2014, in the amount of U.S. $ 100 million, in favor of Bank of China, due 2020;

•         In April 2015, in the amount of U.S. $ 71 million, in favor of Caterpillar Financial Services Corporation., due 2020;

•         In July 2015, in the amount of U.S. $ 77 million, in favor of Caterpillar Financial Services Corporation., due 2020.

We contracted credit facilities from Caixa Econômica Federal (CEF), under its special credit for large companies, in the form of a bank credit bill, or CCB:

•         on December, 2009, in the amount of R$2.0 billion and to be amortized in 156 months. In August 2015, we amortized R$1.3 billion resulting in an outstanding balance of R$715 mm. This amortization is related to the rollover of R$2.57 billion mentioned below.

•         on December, 2010, in the amount of R$1.0 billion and to be amortized in 156 months. In August 2015, we amortized R$1.3 billion resulting in an outstanding balance of R$715 million. This amortization also is related to the rollover of R$2.57 billion mentioned below.

In 2011, we contracted two additional CCBs:

•         in February 2011, in the amount of R$2.0 billion and to be amortized in 94 months. In August 2015, we amortized R$1.0 billion resulting in an outstanding balance of R$1.0 billion. This amortization also is related to the rollover of R$2.57 billion mentioned below.

•         in August 2011, in the amount of R$2.2 billion and to be amortized in 108 months.

  In September 2015, we concluded the extension of part of our debt with the Caixa Econômica Federal in the amount of R$2.57 billion , and with Banco do Brasil, amounting to R$2.21 billion, shifting maturities scheduled for 2016 and 2017 to the period between 2018 and 2022 in installments equally distributed.

In January 2012, we secured financing contracted through our subsidiary CSN Steel S.L., in the amount of €120 million, to partially fund the acquisition of all shares held by the Alfonso Gallardo Group, S.L.U. (“Grupo Gallardo”) in the following companies: SWT and Gallardo Sections S.L.U.

We contracted Pre-Export Payments from Caterpillar:

•         In April  2015, in the amount of U.S $ 71 million, in favor of Caterpillar Financial Services Corporation., due 2020.

•         In July  2015, in the amount of U.S $ 77 million, in favor of Caterpillar Financial Services Corporation., due 2020.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2015:

Maturity in	Principal Amount
(In thousands of R$)
2017	1,458,605
2018	5,799,525
2019	7,870,087
2020	8,483,766
2021	2,320,721
After 2021	2,667,072
Perpetual bonds	3,904,800
Total	32,484,576

5C. Research & Development and Innovation

 CSN has continuously invested in Research and Development to improve its products and processes, thus meeting market demands and assuring customers' requirements.

In 2015 was instituted in the Company a new unit called INOVA CSN, an organizational environment created in order to facilitate innovation projects in products, processes, energy efficiency and environmental to the business units of the entire Corporation, through financial funding from private and public institutions.

Inova CSN connects the company to technological and scientific development environment, local and worldwide, aimed at innovations that provide added value to us and our customers. The highlight of the Innovation Strategic Plan 2015 is the Product Innovation Project: Development of Advanced High Strength Galvanized Steels in Industrial Scale Applied to the Automotive Industry, Aiming to Decrease the Fuel Consumption and Impacts to the Environment.

Total expenses in 2015 in research, development and innovation reached U.S. $ 16 million compared to U.S. $ 6.8 million in 2014 and U.S. $ 6.5 million in 2013.

The current projects in development are:

  Advanced High Strength Galvanized Steel Dual Phase DP800 for the automotive industry to application in structural parts.
  Advanced Press Hardening Galvanized Steel - PHS 1500 for the automotive industry, structural parts.
  High Strength IF (Interstitial Free) Galvanized Steel – IF 260 and 300 HS, for the automotive industry, special applications to high strength and good formability.
  Structural High Strength Galvanized Steels – class 450, 500 and 550, for application in the civil construction market, mainly for storage silos.
  High-carbon Hot-Rolled steel for chainsaws (SAE 8660), designed to US market.
  Tin-plated steel in new applications in Brazilian market (aerosol cans, easy open ends).
  High Strength Low Alloy cold-rolled steel, HSLA 420 and 500, for the automotive industry.

5D. Trend Information

Steel

The WSA expects apparent steel consumption to grow by 0.7% worldwide in 2016 and decrease 2.0% in China. The IABr estimates domestic sales of 17.4 million tons in 2016, with apparent consumption of 19.4 million tons.

Mining

In 2015, the seaborne iron ore market was adversely affected  by a substantial 43% price decrease, as the Platts Fe62% CFR China index fell from US$68/dmt at the beginning of the year to US$39/dmt at end of December. This decrease was due to the increased supply capacity in Australia and Brazil  along with the downturn in investments in China’s real estate sector due to the gradual slowdown of the economy.

Nevertheless, Chinese annual iron ore imports increased by 2.2% when compared to 2014, reaching 953 million tons, while the global seaborne iron ore market grew by 2.1% to 1.42 billion tons.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments and also for “take-or-pay” contractual obligations. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2015

	Aggregate Amount	Maturity
	(In millions of R$)
Guarantees of Debt:
Transnordestina	2,591	Until 09/19/2056 and indefinite

Contingent Liability for Concession Payments(1) :
Concession	Type of service	2016	2017	2018	2019	After 2019	Total

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,229	8,229	8,229	8,229	65,832	98,748
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession agreement expires in 2022, renewable for another 25 years.	125,326	125,326	125,326	125,326	3,509,116	4,010,420
Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	27,927	27,927	27,927	27,927	181,523	293,231
		161,482	161,482	161,482	161,482	3,756,471	4,402,399

(1) Other consortia members are also jointly and severally liable for these payments.

“Take-or-Pay” Contractual Obligations

Payments in the period (in millions of R$)
Type of service	2014	2015	2016	2017	2018	2019	After 2019	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	263,266	197,646	624,459	595,951	595,951	595,951	3,916,115	6,328,427
Unloading, storage, movement, loading and railroad transportation services.	5,570	-	-	-	-	-	-	-
Supply of power, natural gas, oxigen, nitrogen, argon and iron ore pellets.	1,011,416	1,025,236	342,817	32,205	32,205	32,205	64,409	503,362
Processing of slag generated during pig iron and steel production	49,739	104,013	18,743	8,507	8,507	7,074	22,988	65,819
Manufacturing, repair, recovery and production of ingot casting machine units.	40,250	127,776	2,885	-	-	-	-	2,885
	1,370,241	1,452,900	988,904	636,663	636,663	635,230	4,003,512	6,900,972

Guarantees of Debt

We guarantee the loans that BNDES has granted to Transnordestina in May and December 2005, and in January 2006, all of which mature by September 19, 2056, adjusted based on the TJLP plus 1.5% per annum. The total outstanding amount of the debt as of December 31, 2015 was R$2,590 million.

The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

Contingent Liability for Concession Payments

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

As of December 31, 2015, we held 89.79% of the capital stock of FTL, which has a concession to operate the Railway System I (which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins) of Brazil’s Northeastern railway system until 2027, renewable for an additional 30 years. The Railway System I consists of 4,238 km of railways. As of December 31, 2015, R$98.7 million in concession payments was outstanding over the remaining 12 years of the concession.

Tecar

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro. In 2015, the company achieved the anticipated contract renewal for additional 25 years and, accordingly, the expiration date was postponed from 2022 to 2047. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks, Casa de Pedra and Congonhas Minérios by the Southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we have the obligation to ship at least 3.0 million tons of bulk cargo annually and to make available room to ship 2.0 million tons of third parties’ iron ore and pellets cargoes. As of December 31, 2015, R$4,010 million was outstanding over the remaining 32 years of the concession.

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (renewable for additional 25 years), the container terminal at the Itaguaí Port, located in the State of Rio de Janeiro. As of December 31, 2015, R$ 293 million of the cost of the concession was outstanding and payable over the remaining 11 years of the concession. For more information, see “Item 4D. Property, Plant and Equipment – Capital Expenditures – Planned Investments”.

Transportation of iron ore, coal, coke, steel products, cement and mining products

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

The volume set for iron ore and pellets is 7,500,000 tons per year and for coal, coke and other smelter products is 3,500,000 tons per year. Variation of up to 10% is accepted, with a guarantee of payment of at least 80%, but the obligation is for each item individually.

Transportation of Iron Ore for Export from Itaguaí

The volume set was 40,000,000 tons per year for the first three years, with gradual increases for the following years, with a guarantee of payment of at least 80%. We may increase or decrease the volume set in the agreement every year by up to 10% and 15%, respectively, taking into consideration the volume informed in the previous year.  This agreement expires on November 30, 2026.

The minimum amounts to be paid under the contract terms are calculated by a tariff model that assures competitive prices.

Transportation of Steel Products

The volume set is 2,750,000 tons per year, with an acceptable variation of up to 10%, with a guarantee of payment of at least 80%, The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals, and expires on May 31, 2016.

Cement Transportation

This agreement covers transportation of bagged cement from UPV to Rio de Janeiro, São José dos Campos and São Paulo. For 2014, the volume set was 376,251 tons; for 2015 was 520,000 and for 2016 we expect it to be 545,063 tons. The volume set is 633,600 from 2017 until 2026. Under the terms of the agreement, we are committed to provide at least 80% of the volume of cement to MRS. This agreement is valid until 2026.

Ferrovia Centro Atlântica - FCA

Transportation of Reduction Products

This agreement covers transportation of reduction products from the city of Arcos to the city of Volta Redonda.

As of 2014, volume set for reduction products was 1,805,000 tons with an acceptable variation of up to 5%. For 2015 the volume set was 1,860,000 tons with a guarantee of payment of at least 90%.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda.

As of 2014, the volume set for clinker was 660,000 tons per year with an acceptable variation of up to 10%. This agreement will expire on April 19, 2020.

In 2014, the calculation of “take-or-pay” considered the total volume performed in both contracts - clinker and reduction products – regardless of the percentage transported of each one.

For 2015, the volume set was 660,000 tons with a guarantee of payment of at least 90%.

Unloading, storage, movement, loading and railroad transportation services.

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

To secure natural gas supply, 2007 we signed a five-year “take-or-pay” agreement, by which we are committed to acquire at least 70% of the gas volume provided by the supplier.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations. In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract’s expiration. This agreement is valid until June 30, 2016. However, it has an automatic renewal clause for more six months which can be extended for equal and successive periods.

To secure pellets supply, in 2009 we signed a 5-year “take-or-pay” agreement, by which we are committed to acquire at least 90% of the pellets volume provided by the supplier.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations. In 2015 we signed a 1-year agreement without “take-or-pay” clause, but with a quarterly negotiation of pellet prices.

To secure energy supply, in 2001 we entered into a 20-year agreement. According to the “take or pay” clause, we are committed to acquire at least 80% of the annual energy volume contracted from the supplier.

Processing of slag generated during pig iron and steel production

CSN undertakes to acquire at least 2,400 metric tons of blast furnace mud for processing at CSN's mud concentration plant. This agreement is valid until March 31, 2023.

The supplier undertakes to perform the scrap recovery services resulting from the process of production of pig iron and steel from Presidente Vargas Steelworks, receiving by this process the equivalent in value of the result of multiplying the unit price (U.S.$/t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 400,000 tons. This agreement is valid until March 31, 2016 and is under negotiation for renewal.

Manufacturing, repair, recovery and production of ingot casting machine units.

The supplier provides continuous casting machines maintenance services in steel production at Presidente Vargas Steelworks, with a guarantee of a minimum production of 365,000 tons per month. This agreement expired in December 31, 2015. For 2016 we negotiated the minimum production to an average of 278,000 ton per month.

5F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2015:

	Payment due by period
	(In millions of R$)
					More
Contractual obligations		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
Long-term accrued finance
charges(1)	23,214	3,276	6,202	4,062	9,674
Taxes payable in installments	112	24	22	15	51
Long-term debt (2)	32,408	1,435	13,617	10,793	6,563
“Take-or-Pay” contracts	6,901	989	1,273	1,270	3,369
Derivatives swap agreements(3)	72	72	0	0	0
Concession agreements(4)	4,402	161	323	323	3,595

Purchase obligations:
Raw materials(5)	629	447	182	0	0
Maintenance(6)	1,218	908	309	0	0
Utilities/Fuel(7)	270	235	15	7	13
Total	2,116	1,590	506	7	13

(1) These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2) These amounts were presented net of transaction costs and issue premiums.
(3) Derivative swap agreements were calculated based on market prices, on December 31, 2015, for futures with similar maturity to our derivative swap agreements.
(4) Refers to TECON, TECAR and FTL concessions agreements
(5) Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.

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

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 28, 2016
Fernando Perrone	Member	September 26, 2002	April 28, 2016
Fabiam Franklin	Member	April 28, 2016	April 28, 2016
Yoshiaki Nakano	Member	April 29, 2004	April 28, 2016
Antonio Bernardo Vieira Maia	Member	April 30, 2013	April 28, 2016
Léo Steinbruch	Member	April 28, 2015	April 28, 2016

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	April 30, 2002	August 12, 2015
Enéas Garcia Diniz	Executive Officer	June 21, 2005	August 12, 2015
Paulo Rogério Caffarelli	Executive Officer	March 10, 2015	August 12, 2015
David Moise Salama	Executive Officer	August 2, 2011	August 12, 2015
Luis Fernando Barbosa Martinez	Executive Officer	August 2, 2011	August 12, 2015
Fabio Eduardo de Pieri Spina	Excutive Officer	September 18, 2015	September 18, 2015
Pedro Gutemberg Quariguasi Netto	Executive Officer	May 11, 2016	May 11, 2016

The next election for our Board of Directors is expected to take place on April 2017. The next election for our Board of Executive Officers is expected to take place in August 2017.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002. He is also a member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute and member of the Interinstitutional Advisory Board, or CCI, of the Superior Court of the State of São Paulo. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A. and of Nacional Minérios S.A., Vice Chaiman of the Board of Directors of Textília S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Vicunha S.A., Fibra Cia. Securitizadora de Créditos Financeiros, Fibra Cia. Securitizadora de Créditos Imobiliários and Banco Fibra S.A.,  member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Officer of Rio Purus Participações S.A. and Officer of Rio Iaco Participações S.A., Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda. and Haras Phillipson Ltda. (all these companies belong to our controlling group), Chairman of the Board of Directors of Companhia Metalúrgica Prada and FTL – Ferrovia Transnordestina Logística S.A. (both companies are controlled by us), Chairman of the Board of Directors of Transnordestina Logística S.A. and Nacional Minérios S.A. (both companies jointly controlled by us, having Nacional Minérios S.A. ceased to exist on December 31, 2015), Chairman of the Deliberative Council of the CSN Foundation . Mr. Steinbruch graduated from the Business School of Fundação Getúlio Vargas – FGV/SP and specialized in Marketing and Finance also from Fundação Getúlio Vargas - FGV/SP.

Fernando Perrone. Mr. Perrone has been a member of our Board of Directors since September 26, 2002, and a member of our Audit Committee since June 24, 2005. He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002. Over the past five years, he served as member of the Board of Directors of Profarma - Distribuidora de Fármacos S.A., acting as Chairman, member of the Board of Directors of João Fortes Engenharia S.A., Energia Sustentável S.A., Libra Aeroportos – Aeroporto de Cabo Frio and FTL – Ferrovia Transnordestina Logística S.A. (controlled by CSN). He also serves as an independent consultant in the infrastructure area. Mr. Perrone graduated in Business from a program sponsored by "Chimica" Bayer S.A., holds a Law degree from Universidade Federal Fluminense – UFF/RJ and has a graduate degree in Economics in the area of Capital Markets from Fundação Getulio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin has been a member of our Board of Directors since April 28, 2016. Since April 4, 2016 he has been serving as Chairman of the Advisory Council of CSN’s Stock Investment Fund (CSN Invest Fundo de Investimentos em Ações) and is a member of the Board of Directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Matelurgia, Materiais e Mineração) since April 2015. He also serves as General Mannager of Blast Furnaces at CSN since 2002. Mr. Franklin graduated in Metallurgical Engineering and holds a graduate degree in Reduction Metallurgy, from the –Mc Master University, Hamilton, Canada, and an MBA from Fundação Dom Cabral – Belo Horizonte/MG.

Yoshiaki Nakano. Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005. He also serves as a member of the Board of Directors of Transnordestina Logística S.A. (company joint controlled by CSN) and, over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a member of the Economy Superior Council (Conselho Superior de Economia - COSEC) of FIESP/Instituto Roberto Simonsen, and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our Board of Directors on April 30, 2013 and a member of our Audit Committee since August 08, 2013, serving as Chairman of the Audit Committee since May 06, 2014, and of the Financial Committee since October 07, 2014. He is also CEO of BRG Capital Ltda. since July, 2005 and member of the Board of Directors of Transnordestina Logística S.A. (company joint controlled by CSN) and of FTL – Ferrovia Transnordestina Logística S.A. (controlled by CSN). From April, 1995 to May, 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A.. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until become an Office. Prior to that, he worked as an associate of Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981, and he served as a member of the Board of Directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He graduated in 1981 in Business and Public Administration from the Fundação Getulio Vargas.

  Léo Steinbruch: Mr. Steinbruch has been member of the Company’s Board of Directors since April 28, 2015 and is also member of the Board of Directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A., Vicunha Participações S.A., Vicunha Steel S.A. and Textília S.A.. He is also an Executive Officer at CFL Participações S.A. and at Taquari Participações S.A., and administrator of Fazenda Santa Otília Agropecuária Ltda. (all these companies are part of the controlling group of CSN).

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

Enéas Garcia Diniz. Mr. Diniz holds the position of Executive Officer in charge of the steel, cement, energy and environmental operational  areas since June 21, 2005. He has been serving CSN since 1985, previously acting as General Manager of Hot Rolling, General Manager of Maintenance, Metallurgy Officer and General Officer of the Presidente Vargas Steelworks and Director of Nacional Minérios S.A. (Nacional Minérios S.A. ceased to exist on December 31, 2015). Mr. Diniz is also currently a member of the Board of Directors of Arvedi Metalfer do Brasil S.A., Cia. Metalic Nordeste, Companhia Metalúrgica Prada, Congonhas Minérios S.A., Itá Energia S.A., Sepetiba Tecon S.A. and Lusosider – Aços Plano S.A. (all companies controlled by us or with equity interrest of CSN). He is also currently serving as Officer of Cia. Metalic Nordeste, Companhia Florestal do Brasil, Companhia Metalúrgica Prada, CSN Energia S.A., Estanho Rondônia S.A., Itá Energática S.A., Minérios Nacional S.A. and Stahlwerk Thüringen GmbH (all companies controlled by us or with equity interrest of CSN, having Nacional Minérios S.A. ceased to exist on December 31, 2015) and Fundação CSN. Mr. Diniz graduated in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro - PUC / RJ, further specialized in Business Management from Universidade Federal Fluminense - UFF/RJ and has an MBA from the Fundaçăo Dom Cabral Business School of Belo Horizonte.

David Moise Salama. Mr. Salama was elected Executive Officer on August 2, 2011, being in charge of the real estate, insurance and credit areas. He has been serving CSN since 2006, having acted as Investor Relations Manager until August 2011 and as Investor Relations Executive Director from August 2011 until May 2015. He is also currently serving as Executive Officer of Estanho de Rondônia S.A. and member of the Board of Directors of Cia. Metalic Nordeste, Companhia Florestal do Brasil, Congonhas Minérios and Sepetiba Tecon S.A. (all companies controlled by CSN), and also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS. Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Program on Negotiation of Harvard Law School at Harvard University, United States.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected Executive Officer on August 2, 2011, being in charge of the commercial and logistic areas of the steel, cement and special sales segment. He has been serving CSN since 2002, having previously acted as Sales Officer and Director of Nacional Minérios S.A. (Nacional Minérios S.A. ceased to exist on December 31, 2015). Mr. Martinez is also President of the Brazilian Association of Steel Packaging – ABEAÇO and member of the Board of Directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM. He is also currently serving as Officer of Cia. Metalic Nordeste, Congonhas Minérios S.A., Estanho de Rondônia S.A., Mineração Nacional S.A., CSN Energia, S.A. and Stahlwerk Thüringen GmbH, , and member of the Board of Directors of Congonhas Minérios S.A., Companhia Florestal do Brasil, Companhia Metalúrgica Prada (all companies controlled by us) and MRS Logística S.A. (company joint controlled by us) and and member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked in such company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM. Mr. Martinez graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited, Montreal, Canada.

Paulo Rogério Caffarelli. Mr. Caffarelli has been the Executive Officer responsible for the Company’s corporate areas since March 10, 2015 and for the investor relations area since March 1, 2016. He has been a member of Banco Votorantim since 2009, Chairman of the Board of Directors of Brasilcap Capitalização since 2010 and deputy member of the Board of Directors of Transnordestina Logística S.A. (joint controlled by us). He worked for more than 30 years at Banco do Brasil, in the last five years of which in the following areas: wholesale, international business, private bank, capital market, insurance, private pension plans, capitalization, credit cards and individual loans. In the last five years, he was Executive Secretary of the Ministry of Finance, between 2014 and 2015, an alternate member of the Advisory Board of the Deposit Insurance Fund (FGC) between 2013 and 2014, CEO of BB Banco de Investimentos (BB-BI) and BB Leasing between 2012 and 2014, and a member of the Board of Directors of Vale S.A., between 2014 and the beginning of 2015, BB Gestão de Recursos (BB DTVM) between 2010 and 2014, BB Mapfre SH1 Participações, between 2011 and 2012,  and Mapfre BB SH2 Participações, between 2011 and 2012, Chairman of the Board of Directors of Brasilprev, between 2009 and 2012, IRB Brasil Resseguros, between 2010 and 2012 and CBSS Visavale (Alelo), between 2010 and 2012, Vice Chairman of the Board of Directors of Visanet (Cielo), between 2009 and 2012, President of Fenacap – National Capitalization Federation, between 2011 and 2012, BB Seguros Participações, between 2009 and 2012, BB Administradora de Cartões de Crédito, between 2009 and 2012, BB ELO Participações, between 2010 and 2012, and ABECS – Brazilian Association of Credit Card and Service Companies, between 2009 and 2012, Vice President of CNseg – National Confederation of Insurance Companies, between 2011 and 2012, a member of the Self-Regulating Board of Febraban – Brazilian Federation of Banks, between 2010 and 2011, a member of the Advisory Board of BBTUR, between 2009 and 2011, and a member of the Fiscal Council of Neoenergia between 2009 and 2010. Mr. Caffarelli has a degree in Law from the Pontifical Catholic University of Curitiba, an MBA in Corporate Law and Finance from the Getulio Vargas Foundation (FGV), and has completed specialization courses in Foreign Trade at the FAE/CDE Business School in Curitiba, and in International Trade Law at IBEJ Curitiba. He also has a Master’s degree in Business Administration and Economics from the University of Brasília.

Fábio Eduardo De Pieri Spina. Mr. Spina was elected Executive Officer on September 17, 2015, and is in charge of the legal area. During the last few years Mr. Spina acted as the Vice-President Legal Corporate Finance of The Kraft Heinz Company, during 2014 and 2015, having also acted as Latin America General Counsel and Global Head of Ethics & Compliance. Mr. Spina acted as an Officer at AGN Participações and Director of AGNs’ subsidiaries from 2012 until 2014. From 2009 until 2011, he acted as Global General Counsel and Corporate Affairs Officer at Vale S.A. and acted as Vice-President of Investor Relations of Anheuser-Busch Inbev during 2008 and 2009. Mr. Spina was also a teacher at INSPER and acted as a member of the INSPER Legal Consulting Board, Executive Vice-President of the Brasil-China Economic Council, a member of the board of IBRAM (Brazilian Mining Institute), a Board member of the Centre for Sustainable Development Vale-Columbia University, a member of the Consulting Board of Fundação Getúlio Vargas – FGV and member of the Board of Instituto Millenium. Mr. Spina graduated in law at the University of São Paulo Law School (São Paulo, Brazil - 1994) and possesses an L.L.M. from Columbia University School of Law (NY, US – 1997), and an MBA from INSEAD/Wharton (Fontainebleau, France - 2002).

Pedro Gutemberg Quariguasi Netto. Mr. Quariguasi was elected Executive Officer on May 11, 2016, and is in charge of the strategic businesses area. During the last five years, Mr. Quariguasi acted as CEO of Vale at Moçambique and as Global Officer of Coal of Vale at Australia from March 2014 until April 2016, and as Partner and Commercial and Marketing Officer at B&A Mineração from May 2012 until September 2013. Mr. Guariguasi has a degree in Metallurgical Engineering from Universidade Federal Fluminense, a Master degree in Metallurgical Engineering from Pontificia Universidade Católica do Rio de Janeiro, a PhD in Metallurgical Engineering from McGill University, Canada, and an MBA in Finance, Corporate Strategy and Economy from McKinsey & Company.

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

6B. Compensation

For the year ended December 31, 2015, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$ 47.9 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

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

6D. Employees

As of December 31, 2013, 2014 and 2015, we had 21,962 and 22,801 and 23,736 employees, respectively.  As of December 31, 2015, approximately 3,500 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, a national union.  We believe we have a good relationship with Força Sindical.  We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 19 members, the Accountants’ Union with 2 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 258 members. At all other companies controlled by CSN, such as Prada, ERSA, Namisa/Congonhas Minérios and Transnordestina, we have a total of 1,550 members.

In March 1997, we established an employee profit sharing plan. All employees participate in the plan, and earn bonuses based on our reaching certain goals for each year, including a minimum EBITDA margin, as well as other measures such as sales, cost control, productivity and inventory levels, as appropriate for each sector based on its nature.

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in Note 27 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Aços S.A. and Rio Iaco Participações S.A., our controlling shareholders.

All of our Executive Officers and members of our Board of Directors held an aggregate of 90,550 shares of our outstanding common shares as of December 31, 2015.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2015, our capital stock was composed of 1,387,524,047 common shares. Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2015, the number of our common shares owned by our major shareholders:

	Common Shares

Name of Person or Group	Shares Owned	Percent of Outstanding Shares

Vicunha Aços S.A.(1)	697,719,990	50.29%
Rio Iaco Participações S.A. (1)	58,193,503	4.19%

(1) Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

The Company’s transactions with related parties consists of (i) transactions with our holding companies; (ii) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (iii) other unconsolidated related parties, which are detailed in Note 19 to our Consolidated Financial Statements included in “Item 18. Financial Statements”.

         i.            Vicunha Siderurgia S.A is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, holding 51.41% of CSN´s voting shares. Rio Iaco Participações S.A is also a holding company and holds 4.29% of CSN´s voting capital.

        ii.            Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.  The Company presents details of suchtransactions in Note 19,  item b) of our Consolidated Financial Statements.

     iii        The Company mantain relations with other unconsolidated related parties as CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda and Companhia de Gás do Ceará

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

Labor Contingencies

As of December 31, 2015, the Company and its subsidiaries were defendants in 7,532 labor claims, for which a provision has been recorded in the amount of R$ 479 million. Most of the claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, differences in the 40% fine on the severance pay fund (FGTS) deposits resulting from past federal government economic plans, and indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings result, in general, from contractual disputes and collection of values, claims for damages and compensations related to our commercial and industrial activities, real estate disputes and disputes aiming at restoring health insurance. As of December 31, 2015, the amount relating to probable losses for these contingencies was R$ 128 million.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2015, the amount relating to probable losses for civil contingencies relating to environmental issues was R$ 18 million.

Tax Contingencies

Among our tax contingencies, there are charges for alleged non-payment of income tax and social contribution taxes in Brazil, for which a provision of R$ 214 million has been recorded in 2015.

REFIS I, REFIS II and Advance Tax Payment Program

In November 2009, we adhered to the REFIS I, a special settlement and installment payment program established by the Federal Government, to settle certain of our tax and social security liabilities due until November 2008. Law No. 12,865, dated October 9, 2013, later extended the original deadline of the REFIS I (originally November 2009) to December 2013 and allowed the submission of additional tax and social security liabilities under the program.

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

In November 2014, we adhered to the Advance Tax Payment Program established by the Federal Government under Law 13.043/2014, which allowed settlement of active federal debts, including the debts that were covered by the REFIS I and REFIS II programs mentioned above, through an advance payment of 30% of the total amount due in cash and the offset of the remaining amount due with tax losses. The total amount included in the program was R$1.603 million, resulting in an impact to the cash account of R$ 502 million and a positive result of R$ 79 million in our income statements. We are currently waiting for a formal notification to be issued by the Federal Revenue to consolidate the Tax Payment Program.

As of December 31, 2015, we started to consolidate Congonhas Minérios as successor of Namisa in our results and financial reports, including its settlement and installment payment programs. In November 2013, Namisa adhered to the Tax Recovery Program for Profits of Foreign Subsidiaries, or REFIS II, established by the Federal Government to settle the Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL), arising from the taxation of profits of foreign subsidiaries.  Namisa did not adhere to the Advance Tax Payment Program. On December 31, 2015, the position of Congonha´s debt under the REFIS II was R$ 62 million.

For more information, see Note 16 – Taxes Installments - to the consolidated financial statements included in “Item 14.a). Financial Statements”.

Antitrust

In October 1999, CADE fined us, claiming that certain practices adopted by us and other Brazilian steel companies up to 1997 allegedly comprised a cartel. We challenged the cartel allegation and the imposition of the fine judicially and, on June 2003, obtained a partially favorable judgment by a federal trial court. CADE appealed the trial court decision and, in June 2010, a federal appellate court in Brasília held a judgment reversing the trial court’s decision and confirming the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not yet recorded any provision in connection with this fine.

In September 2011, we received a request from the SDE to provide information related to the acquisition of shares of Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, which later evolved to the analysis by CADE of a concentration act. In October 2011, SDE involved the CADE and the SEAE on the subject and we provided the requested information to these antitrust bodies.

In April and July, 2012, CADE issued certain injunctive orders limiting our ability to, among other things, increase our equity stake in Usiminas or exercise our voting rights with the shares we already own.

On April 10, 2014 CADE issued its decision on the matter, and a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or TCD, was executed by CADE and CSN. Under the terms of CADE’s decision and the TCD, CSN shall reduce its equity stake in Usiminas, within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD. On March 24, 2016, we applied to CADE to partially suspend the TCD so that we are able to exercise certain political rights, namely that of appointing  independent directors and members of the fiscal committee. On April 27, 2016 CADE granted our request, and on April 28, 2016, at USIMINAS’Annual General Meeting, we appointed two (2) independent directors and one (1) independent member of the fiscal committee of Usiminas, and their respective alternates. The election of Usiminas’ Board and Fiscal Committee members by CSN, as well as all meetings of the Board of Directors of Usiminas, are currently suspended as a result of judicial decisions issued by the State Court of Minas Gerais and the Federal Court of the Federal District, respectively. CSN has appealed the decision issued by the State Court of Minas Gerais on May 13, 2016.

Other Legal Proceedings

We are defendants in other proceedings at administrative and judicial levels, in the approximate amount of  R$21,541 million as of December 31, 2015 (R$15,430 million as of December 31, 2014), of which R$ 19,024 million relate to tax contingencies as of December 31, 2015 (R$13,799 million as of December 31, 2014), R$834 million to civil contingencies as of December 31, 2015 (R$446 million as of December 31, 2014), R$1,033 million to labor contingencies and social security contingencies as of December 31, 2015 (R$1,070 million as of December 31, 2014) and R$359 million to environmental contingencies as of December 31, 2015 (R$115 million as of December 31, 2014). The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded. Contingencies related to each of our subsidiaries are included proportionally to the percentage of these subsidiaries that we consolidate in our financial statements.

Our main tax contingency relates to a R$ 7,743 million tax assessment notice issued against the Company for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of the shares of its subsidiary Namisa to the Asian Consortium. On May 2013, the São Paulo Regional Judgment Office (lower administrative court) issued a decision favorable to us and cancelled the tax assessment notice. Such decision was partially reviewed by the Administrative Board of Tax Appeals (CARF) and the tax assessment notice was partially reinstated. CSN and the Bureau of Federal Public Attorneys filed administrative appeals against CARF’s decision and we are currently waiting for the analysis by the Superior Council of Tax Appeals (Conselho Superior de Recursos Fiscais).

The same tax assessment notice informed above resulted on other contingency issued against Namisa (merged in  December 31, 2015 by our subsidiary Congonhas Minérios), in a total amount of R$2,250 million. This tax assessment demands the payment of income tax and social contribution not paid in view of the alleged improper goodwill amortization from 2008 to 2011. On May 2013, the São Paulo Regional Judgment Office (Delegacia Regional de Julgamento), the lower administrative court, issued a decision favorable to Namisa and cancelled the tax assessment notice. Such decision was maintained by CARF and we are currently waiting for the analysis by the Superior Council of Tax Appeals (Conselho Superior de Recursos Fiscais) of the special appeal filed by the Bureau of Federal Public Attorneys.

In December 2015, CSN received a new tax assessment notice, in the total amount of R$ 1.087 million for having allegedly improperly deducted interest expenses agreed in the pre-payment contracts between CSN and Namisa. We filed our defense before the São Paulo Regional Judgement Office (Delegacia Regional de Julgamento) and are waiting for a decision to be issued.

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

As a result of the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais filed judicial proceedings against several companies in the mining segment, based on the information disclosed in 2014 on the Environmental Statement Register. These proceedings question the structures that do not have technical stability guaranteed by an external auditor or which stability was not attested due to a lack of documents or technical data.

On March, 2016, CSN was notified about the Public Civil Action filed against it by the State of Minas Gerais and the State Environmental Foundation (FEAM) questioning the stability of CSN’s structure referred to as BAIA 4 – a small structure installed inside the industrial area and used for collection of fine of the ore filtration process. Such proceeding was filed based on outdated information. CSN will present its defense, clarifying the facts and attesting the stability of BAIA 4’s structure, in accordance with the auditor report.

Environmental and social contingencies for our logistics facilities and the implementation of the new railroad are being reviewed by the management in accordance with the emergency attendance and the risk management plans established in 2014.

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

At our Annual Shareholders’ Meeting of April 28, 2016, our shareholders ratified the payment of R$ 275 million as dividends relating to 2015, which were already approved by the Board of Directors Meeting held on March 11, 2015, and paid to the shareholders. For dividends declared during the past four years, see “Item 3A. Selected Financial Data.”

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

The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for 2015 was 6.25%.

Interest on shareholders’ equity is deductible up to the greater of the following amounts: (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made

8B. Significant Changes

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

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the BM&FBOVESPA (per common share) and the ADSs on the NYSE for the periods indicated:

	Common Shares(1)			American Depositary Shares(1)
	U.S.$ per Share(2)		Volume	U.S.$ per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2010
Year end	14.58	10.26	3,680	14.67	9.76	5,349
2011
Year end	16.60	5.83	3,456	13.37	5.62	4,828
2012
Year End	7.58	3.79	4,868	8.36	3.67	6,131
2013
First quarter	5.22	3.69	5,607	5.11	3.68	5,175
Second quarter	3.79	2.39	7,943	3.80	2.37	6,103
Third quarter	3.73	2.02	8,441	3.87	2.10	6,823
Fourth quarter	5.71	3.62	6,285	5.64	3.73	6,752
Year End	6.01	2.14	7,104	5.64	2.07	6,225
2014
First quarter	5.50	3.37	6,458	5.59	3.39	6,057
Second quarter	4.14	3.56	5,764	4.17	3.59	3,925
Third quarter	4.82	3.54	5,715	4.88	3.31	5,515
Fourth quarter	3.33	1.65	6,146	3.49	1.55	5,299
Year End	5.52	1.79	6,019	5.59	1.55	5,185
2015
First quarter	2.13	1.39	5,992	2.02	1.45	2,941
Second quarter	2.95	1.68	5,139	2.89	1.65	3,003
Third quarter	1.63	0.79	6,847	1.61	0.77	3,771
Fourth quarter	1.59	0.96	7,273	1.58	0.94	1,521
Year End	2.71	0.83	6,314	2.89	0.77	2,372
2016
First quarter	2.11	0.81	7,207	2.27	0.73	1,774
Month Ended:
April 29, 2016	3.83	1.96	10,269	3.78	1.94	3,382
Source: Economática and Bloomberg.
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

As of April 29, 2016, the closing sale price (i) per common share on the BM&FBOVESPA was of R$13.14 and (ii) per ADS on the NYSE was of US$3.78. The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2015, approximately 336,435 million, or approximately 24.2%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 172 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 61 million common shares, representing 10.0% of our outstanding common shares.

9B. Plan of Distribution

Not applicable.

9C. Regulation of Securities Markets

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2015, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$1.91 trillion (or US.$ 490 billion). In contrast, as of December 2015, the aggregate market capitalization of the NYSE was US$24.50 trillion. The average daily trading volume of the BM&FBOVESPA and NYSE for 2015 was of approximately R$6.79 billion (or US.$ 2.04 billion) and U.S.$ 3.69 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire”

As of December 31, 2015, we accounted for approximately 2.90% of the market capitalization of all listed companies on the BM&FBOVESPA.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012	68,394	52,481	60,952
2013	63,472	44,816	51,507
2014	62,304	44,904	50,007
2015	58,574	42,749	44,014
2016 (through March 31)	50,023	37,046	49,084

The IBOVESPA index closed at 49,084 on March 31, 2016. Trading on the BM&FBOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

Regulation of the Brazilian Securities Markets

The Brazilian securities markets are regulated by CVM, which has authority over stock exchanges and the securities markets in general, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, dated December 7, 1976, as amended, or the Brazilian Securities Law, Brazilian Corporate Law and regulations issued by CVM.

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

Disclosure Requirements

According to Law No 6,385, dated December 7, 1976, a publicly held company must submit to CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires companies to file with CVM shareholder agreements, notices of shareholders’ meetings and copies of the related minutes.

Pursuant to CVM Resolution No. 358, of January 3, 2002, as recently modified by CVM Instruction No. 565, of June 15, 2015, CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

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

Pursuant to CVM Rule No. 480, dated December 7, 2009, as amended (“CVM Rule No. 480”), CVM expanded the quantity and improved the quality of information reported by issuers in Brazil. This Rule represents a significant step forward in providing the market with greater transparency over securities issuers and provides for issuers to file annually a comprehensive and opinative reference form (Formulário de Referência).The reference form (Formulário de Referência) is in line with the Shelf Registration System recommended by the International Organization Securities Commission (IOSCO) and adopted in other countries (England and the United States, among others), by means of which the information regarding an specific issuer is consolidated into one document and is subject to periodic update (the “Shelf Document”). This mechanism offers the investor the possibility to analyze one single document for relevant information about the issuer.

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

CVM has also enacted Rule No. 481, dated December 17, 2009, as amended (“CVM Rule No. 481”), to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for exercise of voting rights.

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

Capital Stock

On December 31, 2015 our capital stock was composed of 1,387,524,047 common shares. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Redemption Rights

Our common shares are not redeemable, except that a dissenting and adversely affected shareholder is entitled, under Brazilian Corporate Law, to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least one-half of the issued and outstanding voting shares to: (i) create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares (unless these actions are provided for or authorized by our bylaws); (ii) modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than an existing class of preferred shares; (iii) reduce the mandatory distribution of dividends; (iv) change our corporate purpose; (v) merge us with another company or consolidate us; (vi) transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company (incorporação); (vii) approve the acquisition of control of another company at a price that exceeds certain limits set forth under Brazilian Corporate Law; (viii) approve our participation in a centralized group of companies as defined under Brazilian Corporate Law; (ix) conduct a spin-off that results in (a) a change of corporate purpose, (b) a reduction of the Mandatory Dividend or (c) any participation in a group of companies as defined under Brazilian Corporate Law; or (x) in the event that the entity resulting from (a) a merger or consolidation, (b) an incorporação  as described above or (c) a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision was taken. The right of redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights, if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457, dated May 5, 1997, which amended Brazilian Corporate Law, contains provisions which, among others, restrict redemption rights in certain cases and allow companies to redeem their shares at their market value, subject to certain requirements. According to Brazilian Corporate Law, the reimbursement value of the common shares must equal the book value, which is determined by dividing our net assets by the total number of shares issued by us, excluding treasury shares (if any).

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

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of (i) the acquisition of 5% of any class of capital stock of a listed company and any subsequent direct or indirect acquisition or disposition of at least 5% of any such class of capital stock, (ii) acquisition of control of a listed company and (iii) the ownership of shares of capital stock of a listed company by members of such company’s Board of Executive Officers, Board of Directors, Audit Committee, Fiscal Committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

10C. Material Contracts

 None.

10D. Exchange Controls

There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution No. 2,689, dated March 31, 2000, or its direct foreign investment regulations.

Resolution No. 2,689, dated March 31, 2000, introduced new rules to facilitate foreign investment in Brazil. The principal changes for foreign investors entering the Brazilian market include:

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

For a description of the foreign exchange markets in Brazil, see “Item 3A. Selected Financial Data– Exchange Rates.

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

Taxation of Dividends and Interest on Shareholders Equity

Dividends, including stock dividends and other dividends, paid by us (i) to our ADSs depositary in respect of the common shares underlying the ADSs or (ii) to a Non-Resident Holder in respect of common shares, are currently not subject to Brazilian withholding income tax, as far as such amounts are related to profits generated on or after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year such profits have been generated, but CSN does not have any profits generated prior to January 1, 1996.

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

For this purpose, a ”tax haven” or ”low-tax regime” is a country or location (1) that does not impose income tax, (2) where the income tax rate is lower than 20% or (3) where the local legislation imposes restrictions on disclosing the shareholding composition or ownership of the investment (”Tax Haven Jurisdiction”). These payments of interest on shareholders' equity may be included as part of any mandatory dividend.

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

•                are subject to income tax at rates varying from 15% to 22.5%, depending on the total amount of gains within the same fiscal year (see table below) in case of gains realized by (A) a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; or (B) a Non-Resident Holder that (i) is a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction; and

•         are subject to income tax at a rate of up to 25% in case of gains realized by a Non-Resident Holder that (i) is not a 2,689 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

The capital gains rates described above, varying from 15% to 22.5%, shall be determined according to the following table:

Capital Gains Tax rate	Threshold (total gains on the sale of the same rights within a same fiscal year)
15.0%	Total gains below BRL 5 million
17.5%	Total gains above BRL 5 million, but below BRL 10 million
20.0%	Total gains above BRL 10 million, but below BRL 30 million
22.5%	Total gains above BRL 30 million

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

U.S. Federal Income Tax Considerations

The summary discussion below is applicable to you only if you are a “U.S. Holder” or a “Non-U.S. Holder” (both as defined below) . This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the owners of the common shares represented by those ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income, as dividend income, the gross amount of any distribution paid by us (including (i) payments considered “interest” in respect of Shareholders’ equity under Brazilian law and (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes as described above under “Brazilian Tax Considerations—Taxation of Dividends and Interest on Shareholders’ Equity”) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the distribution is actually or constructively received by the U.S. Holder, in the case of common shares, or by our ADSs depositary, in the case of ADSs. Distributions in excess of current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income.

The dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions certain non-corporate U.S. Holders (including individuals) may qualify for a maximum 20% rate of tax in respect of “qualified dividend income” received. Dividend income with respect to the ADSs will be qualified dividend income, provided that, in the year that a non-corporate U.S. Holder receives the dividend, the ADSs are readily tradable on an established securities market in the United States, and we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the common shares not held through ADSs will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.

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

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, upon a sale, redemption or other taxable disposition of common shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (before deduction of any Brazilian tax) and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the common shares or ADSs. Generally, a non-corporate U.S. Holder’s gain or loss will be capital gain or loss taxed at a maximum rate of 20% where the property is held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Capital gain or loss, if any realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “Taxation – Brazilian Tax Considerations – Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our ADSs or common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

A U.S. Holder may make a mark-to-market election, if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election.

A U.S. Holder that makes a mark-to-market election with respect to its ADSs must include for each taxable year in which the U.S. Holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted tax basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income, and any gain recognized on the sale, redemption or other taxable disposition of an ADS with respect to which such an election is in place, will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s tax basis in the common shares or ADSs will be adjusted to reflect any income or loss amounts on its annual inclusions. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and long-term capital gain rates, respectively) for each of our taxable years, regardless of whether we distributed the income and gain. The U.S. Holder’s basis in the common shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of tax basis in the common shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

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

A U.S. Holder who owns common shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market or QEF election, among other circumstances. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

Backup Withholding and Information Reporting

U.S. Holders

Dividends paid on, and proceeds from the sale, redemption or other taxable disposition of common shares or ADSs received by a U.S. Holder generally will be subject to information reporting and backup withholding, unless, in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number or in either case otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

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

•         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•         CDI (benchmark Brazilian real  overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

Maturities
Exposure as of December 2015* (amortization)	Notional amount	2016	2017	2018	2019	2020	Thereafter

U.S. dollar LIBOR	6,512	449	605	881	1,693	1,976	908

U.S. dollar fixed rate	11,103	287	-	-	2,801	4,110	3,905

CDI	14,496	345	680	4,728	3,078	2,361	3,304

Euro fixed rate	510	102	102	102	102	102	-

TJLP	1,052	40	57	57	66	60	772

Other	141	104	15	11	3	3	5

Maturities
Exposure as of December 2014* (amortization)	Notional amount	2015	2016	2017	2018	2019	Thereafter

U.S. dollar LIBOR	4,364	328	539	645	373	1,191	1,288

U.S. dollar fixed rate	8,760	1,108	-	-	-	11,992	5,660

CDI	14,879	783	2,207	3,380	4,011	2,694	1,804

Euro fixed rate	385	-	77	77	77	77	77

TJLP	1,003	53	61	61	61	77	690

Other	79	36	21	7	6	2	7

 *All figures in R$ million.

Our cash and cash equivalent were as follows:

	December 31, 2015	December 31, 2014	Exposure
Cash in reais:	1,488	747	CDI
Cash in U.S. dollars:	2,399	2,989	LIBOR

The table below shows the average interest rate and the average life of our debt.

		December 2015		December 2014
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	3	3.62	3.08	4.26
U.S. dollar fixed rate	7.15	14,58 (with perpetual bond)	7.15	15.58 (with perpetual bond)
Euro fixed rate	3.88	2.09	3.88	3.09
Real Fixed	8	0.82	8	1.14
CDI	112.54% of CDI	4,07	111.11% of CDI	3.54
TJLP	1.36	9,79	1.36	7.89

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

December 31, 2015
(in million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
Dollar future-to-real	U.S. Dollar	1,435	-	30

Hedge accounting of export	U.S. Dollar	1,558	-

Hedge accounting net investment	Euro	120	-

CDI-to-fixed rate interest rate swap	Real	150	-	61

Fixed rate-to-CDI interest rate swap	Real	345	-	61

December 31, 2014
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	10	-	2

Dollar-to-real swap (NDF)	U.S. Dollar	1.218	-	20

Dollar-to-euro swap (NDF)	Euro	90	-	9

Fixed rate-to-CDI interest rate swap	Real	345	-	417

December 31, 2013
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar-to-CDI swap	U.S. Dollar	110	-	116

Dollar-to-real swap (NDF)	U.S. Dollar	293	-	128

Dollar-to-euro swap	U.S. Dollar	11,8	-	102

Dollar-to-euro swap (NDF)	Euro	90	-	50

LIBOR-to-CDI interest rate swap	U.S. Dollar	21,5	1.25%	132

Fixed rate-to-CDI interest rate swap	Real	345	-	782

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

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2015	December 31, 2014
U.S. dollar Liabilities
Loans and financing	4,570	4,999
Trade accounts payable	20	218
Intercompany loans	0	17
Others	25	19
Total Liabilities	4,615	5,253

U.S. dollar Assets
Offshore cash and cash equivalents	1,625	2,943
Guarantee margin	-	-
Trade accounts receivable	170	203
Advances to suppliers	-	-
Intercompany loans	0	137
Other	0	0,2
Total Assets	1,795	3,283

Total U.S. dollar Exposure	-2,820	-1,970

Derivative notional	1,465	1,228
Cash Flow – Hedge Accounting	1.558	775

Total U.S. dollar Net Exposure	173	33

•         Our exposure to the Euro is due to the following contract categories:

•         Euro-denominated debt;

•         offshore cash;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2015	December 31, 2014
Euro Liabilities
Loans and financing	122	121
Trade accounts payable	5	6
Others	92	44
Total Liabilities	219	171

Euro Assets
Offshore cash and cash equivalents	5	5
Trade accounts receivable	7	10
Intercompany loans	-	-
Advances to suppliers	-	-
Other	21	12
Total Assets	33	27

Total Euro Exposure	-186	-144

Derivative notional	0	-90
Investment – Hedge Accounting	120
Total Euro Net Exposure	-66	-234

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

The real  exchange rate is significantly volatile. Between 2004 and 2015, the exchange rate had an annual volatility around 14.8%.

Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios (1 and 2) are 25% and 50% to the underlying asset appreciation, using as a benchmark the closing exchange rate as of December 31, 2015.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2015
Currency	Exchange rate	Problable scenario	Scenario 1	Scenario 2
Dollar to real	3.9048	3.9116	4.881	5.8572
Euro to real	4.2504	4.2359	5.313	6.3756
Dollar to euro	1.0887	1.0856	1.3609	1.6331

				December 31, 2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	14.14%	18.87%	22.64%

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar future-to-real	1,435,000	Dollar	9.758	1,400,847	2,801,694
Hedge accounting of exports	1,557,667	Dollar	10.592	1,520,595	3,041,190
Exchange position functional currency BRL	-2,819,845	Dollar	-19.175	-2,752,733	-5,505,466
(not including exchange derivatives above)

Consolidated exchange position	172,822	Dollar	1.175	168,709	337,418
(including exchange derivatives above)
Hedge accounting net investment	120,000	Euro	-1.74	127,511	255,022
Exchange position functional currency BRL	-186,098	Euro	2,698	-197,747	-395,494
(not including exchange derivatives above)

Consolidated exchange position	-66,098	Euro	958	-70,236	-140,472
(including exchange derivatives above)
Dollar-to-euro swap	58,150	Dollarr	152,522	-10,682	-17,804

(*) The likely scenarios were calculated considering the following changes to the risk : Real x Dollar - real devaluation of 0.17% / Real x Euro - Real appreciated 0.34% / Dollar vs. Euro - Dollar appreciation of 0.28% . Source: Central Bank of Brazil and quotations European Central Bank at march 02, 2016

Sensitivity analysis of interest rate swaps

The Company considered scenarios (1 and 2) are 25% and 50% on interest rate (CDI) appreciation on December 31, 2015.

					12/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	-26,257	-5,456	-10,806

Dollar-to-CDI interest rate swap	150,000	CDI	870	2,208	4,375

•         Sensitivity analysis of changes in interest rate

The Company considered the scenarios 1 and 2 to 25% and 50 % growth to volatility of interest on December 31,2015 .

In millions of R$

(in million of Reais)			Impact on profit or loss
Changes in interest rates	% p.a	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7	-43.3	-18.5	-36.9
Libor	0.85	-449	-13.8	-27.6
CDI	14.14	1,360	-446.8	-893.6

( * ) The sensitivity analysis is based on the premise of keeping as probable scenario the market values as of December 31, 2015 recorded in assets and liabilities of the company.

•         Share market price risk

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2015, such reimbursements totaled U.S.$0.9 million.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2015 the Company did not maintain effective disclosure controls and procedures because of the material weakness identified in connection with significant unusual transactions.

Notwithstanding this material weakness, the Company has concluded that its consolidated financial statements included in this report fairly present, in all material respects, its financial position, results of operations, capital position, and cash flows for the years presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, Audit Committee and effected by our board of directors and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment we concluded that our internal control over financial reporting was not effective as of December 31, 2015.

As of December 31, 2015, we did not maintain effective controls to capture and accounting significant unusual transactions, which resulted in a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

As of December 31, 2015, we identified a material weakness in our internal control over financial reporting  related to the design and operating effectiveness of our controls over complex and unusual transactions.  Specifically, we determined that:

•         Our processes and controls were not adequately designed to identify, capture and communicate information related to all complex and significant unusual transactions in a timely manner to appropriate members of our finance and accounting organization that possess the necessary skills, knowledge and authority to evaluate whether such transactions are properly accounted for in accordance with IFRS.

•         Inconsistent monitoring regarding the degree and extent of procedures that should be performed by key accounting personnel in their review of accouting for all complex and significant unusual transactions to determine that the objective of the review has been achieved.

This material weakness resulted in audit adjustments to our consolidated financial statements for the year ended December 31, 2015 related to the classification of certain of our trade accounts payable balances as borrowings and financings (including the restatement of prior year financial statements), revenue recognition related to certain new export sales in 2015, foreign income tax expense related to a foreign subsidiary, and the classification of the effects of non-routine transactions in the statement of cash flows.  Additionally, if not remediated, this material weakness could result in a material misstatement in our consolidated financial statements that would not be prevented or detected on a timely basis.

Nevertheless the material weakness identified did not impact our major significant unusual transaction in 2015, which was the business combination of  iron ore and related logistics businesses.

Management is working on plans to remediate the material weakness, such as procedures and internal controls to improve our internal information and communication based on a validation guide to guarantee (i) definition of significant unusual transactions; (ii) all key departments involved; (iii) evaluation of accounting impacts and (iv) review of accounting records for these transactions. The Company is also establishing a formal policy to define all the procedures and responsible in this process.

Attestation Report of the Independent Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, dated May 11, 2016 on the effectiveness of our internal control over financial reporting as of December 31, 2015, see “Item 18. Financial Statements”.

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

The Code of Ethics was updated during 2015 and in February 2016 copies were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the dedication to the established values.

There was no amendment to or waiver from any provision of our Code of Ethics in 2015. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website www.csn.com.br .

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2015 and 2014, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2015	2014
	(in thousands of R$)
Audit fees	5,063	3,527
Audit – related fees	871	3,882
Tax fees	115	-
Total	6,049	7,409

Audit fees

Audit fees in 2015 and 2014 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2015 these fees refer mainly to valuation reports issued to attend the merger and a review of tax bookkeeping (ECF). In 2014 these fees refer mainly to due diligence process

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

Fees billed in in 2015 for professional services rendered by our independent auditors are for tax compliance services. In 2014 there were no fees for tax services provided by our independent auditors.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Throughout the year of 2014 and 2015 in accordance with the limits and provisions of CVM Instruction No. 10/80, our Board of Directors approved various share buyback programs with the purpose of hold in treasury for subsequent disposal or cancellation:

Program	Board´s Authorization	Authorized Quantity	Program Period	Number Bought back	Shares Cancellation	Balance in Treasury
1st	03/13/2014	70,205,661	03/14/2014 04/14/2014	2,350,000		2,350,000
2nd	04/15/2014	67,855,661	04/16/2014 05/23/2014	9,529,500		11,879,500
3rd	05/23/2014	58,326,161	05/26/2014 06/25/2014	31,544,500		43,424,000
4th	06/26/2014	26,781,661	06/26/2014 07/17/2014	26,781,661		70,205,661
	07/18/2014				60,000,000	10,205,661
5th	07/18/2014	64,205,661	07/18/2014 08/18/2014	240,400		10,446,061
	08/19/2014				10,446,061
6th	08/19/2014	63,161,055	08/19/2014 09/25/2014	6,791,300		6,791,300
7th	09/29/2014	56,369,755	09/29/2014 12/29/2014	21,758,600		28,549,900
8th	12/30/2014	34,611,155	12/31/2014 03/31/2015	1,841,100		30,391,000
9th	03/31/2015	32,770,055	04/01/2015 06/30/2015	0		30,391,000

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics applicable to all our employees, including our executive officers and directors, and it was updated in the beginning of 2016. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our Code of Ethics, see “Item 16B. Code of Ethics .”

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

PART III

Item 18. Financial Statements

The following consolidated financial statements of Nacional Minérios S.A. together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of November 30, 2015 and December 31, 2014	FS- 1
Statements of income for the eleven month-period ended November 30, 2015 and for the years ended December 31, 2014 and 2013	FS- 3
Statements of comprehensive income for the eleven month-period ended November 30, 2015 and for the years ended December 31, 2014 and 2013	FS- 4
Statements of cash flow for the eleven month-period ended November 30, 2015 and for the years ended December 31, 2014 and 2013	FS- 5
Statements of changes in shareholders’ equity for the eleven month-period ended November 30, 2015 and for the years ended December 31, 2014 and 2013	FS- 6
Notes to consolidated financial statement	FS- 7

Item 19. Exhibits

Exhibit	Description
Number
1.1+	Bylaws of CSN . (incorporated by reference from Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015).
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
2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt (incorporate by reference from the Registration Statement on Form F-6POS filed with the SEC on January 5, 2011)

4.1+

 Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, Congonhas Minérios S.A. and Nacional Minérios S.A. (incorporated by reference from Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015).

8.1+	List of Subsidiaries
12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Principal Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Principal Financial Officer.
15.1+	Management’s report dated May 11, 2016, on the effectiveness of our internal control over financial reporting as of December 31, 2015.

15.2	Consent of Snowden do Brasil Consultoria Ltda (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015)

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

May 13, 2016	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Rogério Caffarelli Paulo Rogério Caffarelli
	Title:	Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board - IASB. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board - IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company did not maintain effective internal controls over complex and unusual transactions. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements regarding its disclosures about corrective actions planned by the Company after the date of management's assessment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and our report dated May 11, 2016 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the restatement of the consolidated balance sheets and statements of cash flows as of and for the years ended December 31, 2014 and 2013.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

May 11, 2016

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderurgica Nacional

São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderurgica Nacional and subsidiaries (the "Company") as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderurgica Nacional and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board - IASB.

As discussed in Note 2.a.a) to the consolidated financial statements, the accompanying consolidated balance sheets as of December 31, 2014 and 2013 and the related statements of cash flows for the years ended December 31, 2014 and 2013 have been restated to reflect the reclassification of certain trade payables balances as borrowings and financings.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO and our report dated May 11, 2016 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

São Paulo – SP, Brazil

May 11, 2016

2

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Assets
	Note	2015	2014	2013
CURRENT ASSETS
Cash and cash equivalents	4	7,861,052	8,686,021	9,995,672
Financial Investments	5	763,599
Trade receivables	6	1,578,277	1,753,056	2,522,465
Inventories	7	4,941,314	4,122,122	3,160,985
Other current assets	8	1,286,449	1,374,303	722,920
Total current assets		16,430,691	15,935,502	16,402,042

NON-CURRENT ASSETS
Investments measured at fair value			34,874	30,756
Deferred income taxes	15b	3,307,027	2,616,058	2,770,527
Other non-current assets	8	1,583,921	947,420	1,835,325
		4,890,948	3,598,352	4,636,608

Investments	9	3,998,227	13,665,453	13,487,023
Property, plant and equipment	10	17,871,599	15,624,140	14,911,426
Intangible assets	11	5,458,509	943,653	965,440
Total non-current assets		32,219,283	33,831,598	34,000,497

TOTAL ASSETS		48,649,974	49,767,100	50,402,539

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian reais

Liabilities and shareholders´ equity
			Restated	Restated
	Note	2015	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Payroll and related taxes		256,840	219,740	208,921
Trade payables		1,293,008	1,167,826	1,059,772
Taxes payable		700,763	318,675	304,095
Borrowings and financing	12	1,874,681	3,261,203	2,642,807
Other payables	14	1,073,017	845,109	972,851
Provisions for tax, social security, labor and civil risks	17	127,262	550,385	333,519
Total current liabilities		5,325,571	6,362,938	5,521,965

NON-CURRENT LIABILITIES
Borrowings and financing	12	32,407,834	27,092,855	25,145,888
Other payables	14	131,284	9,315,363	10,061,571
Deferred income taxes	15b	494,851	238,892	268,833
Provisions for tax, social security, labor and civil risks	17	711,472	195,783	479,664
Pension and healthcare plan	27c	514,368	587,755	485,105
Provision for environmental liabilities and decommissioning of assets	18	328,931	238,539	370,454
Total non-current liabilities		34,588,740	37,669,187	36,811,515

Shareholders Equity	20
Issued capital		4,540,000	4,540,000	4,540,000
Capital reserves		30	30	30
Earnings reserves		2,104,804	1,131,298	2,839,568
Other comprehensive income		1,019,913	25,140	716,972
Total equity attributable to owners of the Company		7,664,747	5,696,468	8,096,570

Non-controlling interests		1,070,916	38,507	(27,511)

Total equity		8,735,663	5,734,975	8,069,059

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		48,649,974	49,767,100	50,402,539

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian reais

	Note	2015	2014	2013
Net Revenue from sales and/or services	22	15,331,852	16,126,232	17,312,432
Cost of sales and/or services	23	(11,799,758)	(11,592,382)	(12,422,706)

Gross profit		3,532,094	4,533,850	4,889,726

Operating expenses		1,645,531	(1,715,837)	(1,769,972)
Selling expenses	23	(1,436,000)	(1,041,975)	(874,875)
General and administrative expenses	23	(470,368)	(438,383)	(485,090)
Other operating income	24	3,725,882	90,488	566,063
Other operating expenses	24	(1,334,331)	(657,127)	(1,134,208)
Equity in results of affiliated companies		1,160,348	331,160	158,138

Profit before finance income (costs) and taxes		5,177,625	2,818,013	3,119,754
Financial income	25	491,987	171,552	171,984
Financial costs	25	(3,865,037)	(3,252,985)	(2,683,583)

Profit (Loss) before income taxes		1,804,575	(263,420)	608,155

Income tax and social contribution	15a	(188,624)	151,153	(74,161)

Net income (loss) for the year		1,615,951	(112,267)	533,994

Profit (Loss) for the year attributed to:
Companhia Siderúrgica Nacional		1,257,896	(105,218)	509,025
Non-controlling interests		358,055	(7,049)	24,969

Earnings per common share - (reais/share)
Basic	20g	0.92687	(0.07443)	0.34913
Diluted	20g	0.92687	(0.07443)	0.34913

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian reais

	Note	2015	2014	2013
Consolidated profit for the year		1,615,951	(112,267)	533,994
Other comprehensive income		(949,903)	(691,832)	330,648
Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries		230	2,221
Actuarial (losses) gains on defined benefit pension plan		92,221	(95,175)	97,478
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan		372	32,360	(33,142)
		92,823	(60,594)	64,336
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		530,540	28,227	218,927
Change in fair value of available-for-sale assets financial assets		(969,701)	(971,808)	66,793
Income tax and social contribution on available-for-sale financial assets		174,166	330,415	(22,709)
Impairment of available-for-sale assets	13	555,298	205,000	5,002
Income tax and social contribution on impairment of available-for-sale assets	13	(33,269)	(69,700)	(1,701)
(Loss) gain on percentage change in investments		1,980	(73,754)
(Loss) gain on cash flow hedge accounting	13	(1,399,457)	(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	13	117,865	41,015
(Loss) gain on hedge of net investments in foreign subsidiaries	13.b	(20,148)
		(1,042,726)	(631,238)	266,312

Comprehensive income for the year		666,048	(804,099)	864,642
Attributable to:
Attributed to owners of the Company		307,993	(797,050)	839,673
Attributed to non-controlling interests		358,055	(7,049)	24,969

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Cash Flow
Thousands of Brazilian reais

			Restated	Restated
	Note	2015	2014	2013

Profit (Loss) for the year		1,615,951	(112,267)	533,994
Accrued charges on borrowings and financing		2,889,163	2,782,681	2,233,500
Charges on loans and financing granted		(65,084)	(41,373)	(54,217)
Depreciation/ depletion / amortization	10.a	1,176,840	1,281,485	1,155,593
Equity in results of affiliated companies	26	(1,160,348)	(331,160)	(158,138)
Deferred income tax and social contribution		(192,207)	(679,323)	(1,216,594)
Provision for tax, social security, labor and civil risks		85,965	5,302	97,371
Monetary variations and exchange differences		3,389,448	1,185,761	1,638,653
Provision of swaps/forwards transactions		4,086	4,869	21,643
Impairment of available-for-sale assets	13	555,298	205,000	5,002
Proceeds from disposal of assets	24	6,466	15,232	31,660
Gain on repurchase of debt securities		(166,642)
Provision for actuarial liabilities		1,193	7,350	13,488
Gain on business combination		(3,413,033)
Impairment loss adjustment				48,469
Gain on loss of control over Transnordestina				(473,899)
Impairment of the Transnordestina old railway network				216,446
Other provisions		101,854	44,825	7,985
Cash generated from operations		4,828,950	4,368,382	4,100,956

Trade receivables - third parties		208,488	88,736	(225,028)
Trade receivables - related parties		217,439	(143,218)	(62,795)
Inventories		(726,800)	(917,193)	259,301
Receivables from related parties		3,545,142	263,569	(54,931)
Recoverable taxes		(537,669)	(27,944)	486,787
Judicial deposits		(35,415)	203,065	5,821
Dividends received from related parties				324,180
Trade payables		301,118	219,353	(303,063)
Payroll and related taxes		188,734	9,777	148,556
Taxes in installments - REFIS		66,635	(567,000)	446,443
Payables to related parties		(69,412)	2,080	(3,063)
Interest paid		(2,964,826)	(2,744,954)	(2,389,654)
Interest received		8,402	13,609	24,321
Interest on swaps paid			(1,279)	(4,617)
Other		38,377	56,726	(30,158)
Increase (Decrease) in assets and liabilities		240,213	(3,544,673)	(1,377,900)
Net cash generated by operating activities		5,069,163	823,709	2,723,056

Investments		(2,727,036)	(8,376)	(5,131)
Purchase of property, plant and equipment	10	(1,616,173)	(1,848,496)	(2,489,569)
Capital reduction on joint venture		466,758
Receipt in derivative transactions		903,153	76,607	426,328
Purchase of intangible assets	11	(1,462)	(727)	(635)
Cash and cash equivalents in Namisa consolidation		456,364
Cash and cash equivalents on the loss of control over Transnordestina				(146,475)
Receipt loans from related-party		443,345	127,366
Loans granted to related parties		(61,217)
Short-term investment, net of redeemed amount		(728,725)	(4,117)	(30,324)
Net cash used in investing activities		(2,864,993)	(1,657,743)	(2,245,806)
Borrowings and financing raised	12	373,491	1,898,606	1,697,363
Payment of borrowings		(2,380,968)	(1,241,461)	(1,923,703)
Payment of borrowings - related parties		(52,839)	(46,585)
Dividends paid		(549,835)	(424,939)	(1,660,503)
Treasury shares		(9,390)	(909,204)	5,424
Forfaiting funding / drawee risk		924,706	641,430	62,592
Forfaiting amortization / drawee risk		(1,146,306)	(276,754)	(587,569)
Buyback of debt securities		(249,627)	(172,432)
Net cash used in financing activities		(3,090,768)	(531,339)	(2,406,396)

Exchange rate changes on cash and cash equivalents		61,629	55,722	32,997

Decrease in cash and cash equivalents		(824,969)	(1,309,651)	(1,929,146)
Cash and cash equivalents at the beginning of the year		8,686,021	9,995,672	11,891,821
Cash and cash equivalents at the end of the year		7,861,052	8,686,021	9,995,672

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2012	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
Capital transactions with shareholders			(560,000)	(800,000)		(1,360,000)		(1,360,000)
Declared dividends (R$418.39 per thousand shares)				(610,000)		(610,000)		(610,000)
Interest on capital (R$130.32 per Thousand shares)				(190,000)		(190,000)		(190,000)
Approval of prior year’s proposed dividends			(560,000)			(560,000)		(560,000)
Total comprehensive income				509,025	330,648	839,673	24,969	864,642
Profit for the year				509,025		509,025	24,969	533,994
Other comprehensive income					330,648	330,648		330,648
Cumulative translation adjustments of the period					218,927	218,927		218,927
Actuarial (losses) on defined benefit pension plan					64,336	64,336		64,336
Available-for-sale assets, net of taxes					44,084	44,084		44,084
Impairment of available-for-sale assets					3,301	3,301		3,301
Internal changes in shareholders' equity			(290,975)	290,975
Recognition of reserves			25,451	(25,451)
Reversal of statutory working capital reserve			(316,426)	316,426
Non-controlling interests in subsidiaries							(443,096)	(443,096)
Balances at December 31, 2013	4,540,000	30	2,839,568		716,972	8,096,570	-27,511	8,069,059
Capital transactions with shareholders			(1,609,204)			(1,609,204)		(1,609,204)
Treasury shares acquired			(909,204)			(909,204)		(909,204)
Declared dividends (R$493.53 per thousand shares)			(700,000)			(700,000)		(700,000)
Total comprehensive income				(99,066)	(691,832)	(790,898)	(7,049)	(797,947)
Profit for the year				(105,218)		(105,218)	(7,049)	(112,267)
Other comprehensive income				6,152	(691,832)	(685,680)		(685,680)
Cumulative translation adjustments for the period					28,227	28,227		28,227
Actuarial gains on defined benefit pension plan					(54,442)	(54,442)		(54,442)
Actuarial gain recycled to retained earnings				6,152	(6,152)
Loss on available-for-sale assets, net of taxes					(506,093)	(506,093)		(506,093)
Gain on percentage change in investments					(73,754)	(73,754)		(73,754)
Losses on hedge accounting, net of taxes					(79,618)	(79,618)		(79,618)
Internal changes in shareholders' equity			(99,066)	99,066
Reversal of statutory working capital reserve			(99,066)	99,066
Non-controlling interests in subsidiaries							73,067	73,067
Balances at December 31, 2014	4,540,000	30	1,131,298		25,140	5,696,468	38,507	5,734,975
Capital transactions with shareholders			(284,390)			(284,390)		(284,390)
Treasury shares acquired			(9,390)			(9,390)		(9,390)
Declared dividends (R$493.53 per thousand shares)			(275,000)			(275,000)		(275,000)
Total comprehensive income				1,257,896	994,773	2,252,669	358,055	2,610,724
Profit for the year				1,257,896		1,257,896	358,055	1,615,951
Other comprehensive income					994,773	994,773		994,773
Cumulative translation adjustments for the period					530,540	530,540		530,540
Actuarial gains on defined benefit pension plan					92,823	92,823		92,823
Loss on available-for-sale assets, net of taxes					(273,506)	(273,506)		(273,506)
Gain on percentage change in investments					1,980	1,980		1,980
Gain on hedge accounting, net of taxes					(1,281,592)	(1,281,592)		(1,281,592)
Gain on net investment hedge					(20,148)	(20,148)		(20,148)
Gain on business combination					1,944,076	1,944,076		1,944,676
Internal changes in shareholders' equity			1,257,896	(1,257,896)			674,354	674,354
Earnings reserve			1,257,896	(1,257,896)			674,354	674,354
Balances at December 31, 2015	4,540,000	30	2,104,804		1,019,913	7,664,747	1,070,916	8,735,663

                   (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro, which was transferred to the subsidiary CSN Congonhas Minérios S.A. on 31, December 2015. Imports of coal and coke are made through this terminal to the steel industry of CSN.

From November 30, 2015 the Company has transferred its mining assets, which includes the mine Casa de Pedra and the terminal TECAR, to its subsidiary Congonhas Minérios S.A. In the new structure, Congonhas Minérios S.A. also stared to control Namisa trough out a business combination transaction, the details are described in note 3.

It further tin mines, based in the State of Rondônia, is engaged to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it is installed a new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the harbor of Sepetiba, this port has a privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

Since the energy is fundamental in its production process, the Company has assets to generate electric power for guaranteeing its self-sufficiency.

Note 26 - Segment Information details financial information per CSN business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). All the relevant information of the financial statements, and only this information, are being highlighted and correspond to those used by the Company's management.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS allows us to option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

The consolidated financial statements were approved by the administration and authorized for issue on May 11, 2016.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2015 and 2014 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds Diplic, Mugen and Vértice, as follows:

•           Companies

	Equity interests (%)
Companies	12/31/2015	12/31/2014	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp. (1)		100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A. (2)		100.00	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	87.52	99.99	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	88.41	Railroad logistics
Nordeste Logística S.A.	99.99		Port services

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and Equity interests
CSN Handel GmbH	87.52	100.00	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Rimet Empreendimentos Industriais e Comerciais S. A. (3)		100.00	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L. (4)	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52		Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87.52		Equity interests, product and iron ore sales
Namisa Handel GmbH	87.52		Financial transactions, product sales and Equity interests
Namisa Asia Limited	87.52		Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
Nacional Minérios S.A. (5)		60.00	Mining and Equity interests
MRS Logística S.A.	18.64	27.27	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	56.92	62.64	Railroad logistics

Indirect interest in joint ventures: equity method
Namisa International Minérios SLU		60.00	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.		60.00	Equity interests, product and iron ore sales
Namisa Handel GmbH		60.00	Financial transactions, product sales and Equity interests
MRS Logística S.A.	16.30	6.00	Railroad transportation
Namisa Asia Limited		60.00	Commercial representation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies, therefore they do not appear in the note 9.a, where is disclosed business information under the equity method.

(1) Company terminated in December 2015 due to the merger with CSN Islands VII;

(2) Company incorporated in May 2015;

(3) Company was incorporated in November 2015;

(4) New corporate name of CSN Steel Holdings 2, S.L.U. amended in May 2015;

(5) Company incorporated in December 2015 by Congonhas Minérios S.A. (note 9).

•           Exclusive funds

Exclusive funds	12/31/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund		100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
BB Steel - Private credit balanced mutual fund	100.00		Investment fund

In the preparation of the consolidated financial statements the following consolidation procedures have been applied:

•          Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial costs, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

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

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial costs, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Foreign currencies

i.       Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.      Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2015 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of monetary items of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2015, US$1 is equal to R$3.9048 (R$2.6562 at December 31, 2014) and €1 is equal to R$4.2504 (R$3.2270 at December 31, 2014).

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

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed or sold, exchange differences previously recorded into other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

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

2.g) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2h) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The payment obligation transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s net assets.

2.i) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established, after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities. The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits than where the ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.i) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods.

Mineral rights acquired are classified in line item “other assets” in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions of subsidiaries is recognized as intangible assets in the consolidated financial statements. The gain on purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination in which the goodwill arose, and recalling that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives from one to five years.

2.k) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized by the exciding value of an asset´s recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.l) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will flow back to CSN. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

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

2.m) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.n) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary TECON and the port terminal TECAR for exporting iron ore and importing coal, which is managed by the subsidiary Congonhas. The joint venture concessions are related to TLSA and MRS and are not disclosed in these financial statements.

The Company´s concession contracts are not within the scope of the international interpretative standard IFRIC 12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers.

In essence, the payments made under our concession contracts has operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases – IAS 17. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts. These payments are recognized in the income statement on a straight line basis over the period of the contracts.

Assets acquired or constructed by us are recorded in property, plant or equipment or in intangible assets, when applicable, according to the parameters defined in IAS16 and IAS 38. Under our agreements, we have control over these assets and assume the risks and rewards associated with them. At the end of the concession, if there is any residual value, the grantor reimburses us for these amounts.”

2.o) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.p) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the receivables. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract term.

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

2.r) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

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

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

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

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely in less than 10 years.

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

2.t) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.u) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

2.v) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

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

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments for the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income”.

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

ii)      Impairment of financial assets

The Company evaluates in the end of each reporting period whether there is an  evidence that a financial asset or a group of financial assets are impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there are evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”),such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and the future cash flow estimation can be reliably calculated..

The criteria used by CSN to determine whether there are evidences of impairment loss includes:

•       significant financial weakness related to the issuer or counterparty;

•       a breach of contract, such as default or delinquency at interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial weakness, grants to the borrower a concession that the lender would not otherwise consider;

•       it becomes probable that the borrower will incur in bankruptcy or other financial reorganization;

•       the disappearance of an active market for the related financial asset because of financial weakness; or

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

The amount of the loss is measured by the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline at the fair value of an investment in an equity instrument below of its cost is also an evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost as well as the financial health and short-term business prospects for the investee, including factors such as:  industry and segment performance, changes in technology and operating/financial cash flows. If  any of the impairment evidences is observed for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity to profit or loss. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed.

CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 13 – Financial Instruments.

iii)     Financial liabilities

Financial liabilities are classified into categories “measured at fair value through profit or loss” and “other financial liabilities”. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method. The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures as well as trade payables.

•         Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Finance income (costs)” in the income statement.

•         Cash flow Hedge activities

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

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in equity are realized at the income statement in the periods when the forecast exports affect profit or loss.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in  equity at the time remain recognized in  equity. When the forecast transaction is completed, the gain or loss is reclassified to profit or loss. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Finance income (costs)”.

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 13.

•         Net investment hedge activities

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to IAS 39. Such relationship occurs since the maturity of the financial liabilities is related to the exchange variation of the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking out various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in finance income (costs), when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as a finance income/cost (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 13.

2.w) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company  maintains distinct financial information for the distinct segments.

2.x) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply to the conditions attaching to them and assurance that the grants will be received, so then they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs that the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.y) New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Group for the year ended December 31, 2015:

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
IFRS 9

Financial Instruments. IFRS 9 retains, but simplifies the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entity’s credit risk is recognized in “Other comprehensive income” and not in profit or loss for the period.

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS 11	The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 for a business combination. The amendments also make it clear that the equity interest previously held in a joint operation is not re-measured on the acquisition of an additional equity interest in the same joint operation for as long as joint control is retained.	2016
IFRS15	Revenue from Contracts with Customers. This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized. IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.	2018
IFRS16	Defines the principles for recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS17 - Leases and related interpretations.	2019

There are no other standards, amendments to standards and interpretations not yet effective that the Group expects to have a material impact on its financial statements.

2.a.a) Restatement of accounting balances

The Company reclassified in 2014 the balances of forfaiting transactions and drawee risk with commercial suppliers, originally presented in balance sheet as line item trade payables, to loans and financing, as follows:

a) Balance Sheet at December 31, 2014 and December 31, 2013

			Consolidated
			12/31/2014
	Published balances	Reclassifications	Restated balances

Total Assets	49,767,100		49,767,100

Trade payables	1,638,505	(470,679)	1,167,826
Borrowings and financing	29,883,379	470,679	30,354,058
Other liabilities	12,510,241		12,510,241
Total Liabilities	44,032,125		44,032,125

Total equity	5,734,975		5,734,975

			Consolidated
			12/31/2013
	Published balances	Reclassifications	Restated balances
Total Assets	50,402,539		50,402,539

Trade payables	1,102,037	(42,265)	1,059,772
Borrowings and financing	27,746,430	42,265	27,788,695
Other liabilities	13,485,013		13,485,013
Total Liabilities	42,333,480		42,333,480

Total equity	8,069,059		8,069,059

• Forfaiting

Trough out the financial years 2014 and 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution  makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by an yearly interest rate from 1.25% to 3.28%, maturing in 12 months. As of 31 December, 2015, this liability amounted to R$ 288,772 (R$ 414,442 at December 31, 2014).

• Drawee risk

During the financial years 2014 and 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date  those anticipated values . As of 31 December, 2015, this liability amounted to R$84,063 (R$56,237 at December 31, 2014).

b) Statements of cash flows at December 31, 2014 and December 31, 2013

			Consolidated
			12/31/2014
	Published balances	Reclassifications	Restated balances

Cash generated by operating activities
Loss of the period	(105,218)		(105,218)
Trade payables	581,951	(362,598)	219,353
Paid Interests	(2,742,876)	(2,078)	(2,744,954)
Others	3,454,528		3,454,528
Net cash generated by operating activities	1,188,385	(364,676)	823,709

Cash used in investing activities	(1,657,743)		(1,657,743)

Cash generated by financing activities
Forfaiting funding / drawee risk		641,430	641,430
Forfaiting amortization / drawee risk		(276,754)	(276,754)
Others	(896,015)		(896,015)
Net cash used in financing activities	(896,015)	364,676	(531,339)

Exchange rate changes on cash and cash equivalents	55,722		55,722

Decrease in cash and cash equivalents	(1,309,651)		(1,309,651)

			Consolidated
			12/31/2013
	Published balances	Reclassifications	Restated balances
Cash generated by operating activities
Loss of the period	509,025		509,025
Trade payables	(841,157)	538,094	(303,063)
Paid Interests	(2,376,537)	(13,117)	(2,389,654)
Others	4,906,748		4,906,748
Net cash generated by operating activities	2,198,079	524,977	2,723,056

Cash used in investing activities	(2,245,806)		(2,245,806)

Cash generated by financing activities
Forfaiting funding / drawee risk		62,592	62,592
Forfaiting amortization / drawee risk		(587,569)	(587,569)
Others	(1,881,419)		(1,881,419)
Net cash used in financing activities	(1,881,419)	(524,977)	(2,406,396)

Exchange rate changes on cash and cash equivalents	32,997		32,997

Decrease in cash and cash equivalents	(1,896,149)		(1,896,149)

c) Statement of income and statement of comprehensive income on December 31, 2014 and 2013

The Company has not presented the others statements as of December 31, 2014 and 2013 since the changes in those tables were not material.

3.     BUSINESS COMBINATION - Acquisition of control of Nacional Minérios S.A. (Namisa)

3.1 Object of transaction

On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

The transaction consisted of a business combination through which the Asian Consortium contributed its equity interest of Namisa (40%) into Congonhas Minérios S.A. (“Congonhas Minérios”), a mining subsidiary of CSN. After the corporate restructuring, Congonhas Minérios became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s equity interest of Namisa (60%), 8,63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in Itaguaí Port (“TECAR”).

The transaction was concluded by the signing of a shareholders agreement by the shareholders of Congonhas Minérios, on November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•       Payment of dividends by Namisa before closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

•       Restructuring of Congonhas Minérios  through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 60% of Namisa’s shares, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 9.b);

•       Acquisition, by Congonhas Minérios, of 40% of the Namisa shares held by the Asian Consortium, resulting in the incorporation of Namisa by Congonhas Minérios;

•       Signing of a shareholders agreement (“Shareholders’ Agreement”) by the shareholders of Congonhas Minérios;

•       Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas Minérios and additional US$ 27 million relating to the  acquisition of 0.16% of the shares held by the Asian

Consortium in Congonhas Minérios, amounting to US$ 707 million (equivalent to R$2.7 billion);

•       Settlement of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation.

The following charts show the corporate structure before and after the transaction:

Considering the position of Congonhas Minérios’ assets, the contributions made by the Asian Consortium in the transaction, as well as adjustments resulting from the negotiations between the parties and adjustments of debt, cash and working capital, CSN and the Asian Consortium held, respectively, equity stakes of 87.52% and 12.48% in the capital stock of Congonhas Minérios upon conclusion of the transaction.

The transaction also includes an earn-out mechanism by which, in the event of a qualified liquidity event occurred under certain valuation parameters and within a defined time period after the closing of the transaction, the Asian Consortium’s equity interest in Congonhas Minérios could be diluted, at CSN´s sole discretion, from 12.48% to 8.71%. This mechanism was considered as a contingent asset and no related value was accounted thereto.

Part of the iron ore produced by Congonhas Minérios will be sold to the members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

3.2 Application of IFRS3 to the transaction

Prior to the transaction, Namisa was managed by means of a shareholders agreement, through which the Asian Consortium had sufficient vetoes that grant it substantial management rights over the operations. With respect to accounting, Namisa was classified as a joint venture within the scope of IFRS 10 and 11. CSN recorded its 60% equity interest in Namisa according to the equity method.

As mentioned above, CSN carried out a corporate restructuring involving the transfer of its mining operations, rights to operate the port terminal TECAR and equity interests in Namisa and MRS to Congonhas Minérios. This step of the transaction was carried out based on the book value of the assets, since there was no change control over the assets and equity stakes transferred. Upon conclusion of the corporate restructuring, Congonhas Minérios became the  controlled company of CSN that concentrates the group’s mining businesses.

As a result of the transaction, Namisa became  fully controlled by Congonhas Minérios. The Asian Consortium holds only protective vetoes in relation to the assets resulting from the business combination, usual in this type of transaction.

Accordingly, since there has been alteration of control over Namisa’s assets, IFRS3 should be applied. Under the parameters of such accounting standards, the acquisition date for purposes of accounting records was November 30, 2015 and the acquirer considered for transaction purposes was Congonhas Minérios. Namisa was the acquiree.

3.3 Application of the acquisition method

Under IFRS3, the acquisition method shall be applied for recording the transaction. The method consists of the following:

a) determining the purchase price;

b) recognizing the amount of the goodwill based on expectations for future profitability; and

c) recognizing a gain or loss on pre-existing relations that should be settled with the business combination.

These three steps are applicable to the acquisition of control over Namisa, and they are detailed as follows.

a)     Determination of the purchase price

According to IFRS3, the purchase price is determined by the sum of the transferred assets, liabilities incurred, equity interests issued, non-controlling equity interests and the fair value of any equity interest held prior to the transaction. The following table summarizes the price considered for accounting purposes:

Item	Comment	R$ million	Ref.
Assets transferred	A payment in the amount of USD707MM is being carried out in the transaction.	2,727	(i)
Liabilities assumed	Refers to financial adjustment of working capital and debt.	6	(i)
Equity interests issued	Congonhas Minérios issued shares that were delivered to the Asian Consortium.	2,619	(ii)
Fair value of the equity interest held by the acquiring company in the company acquired immediately prior to the combination	Congonhas Minérios held 60% of the Namisa shares prior to the business combination and appraised such equity interest at fair value.	8,023	(iii)
Purchase price considered for the business combination		13,375

i.       Assets transferred and liabilities assumed

Subsequent to the capital increase, the transaction included a payment made for acquisition of 4.16% of Congonhas Minérios’ shares held by the Asian Consortium in the amount of US$707 million, equivalent to R$2,727 as of November 30, 2015 and a liability amounting to R$6 to be paid along 2016.

Even though such payment was carried out by CSN for the acquisition of Congonhas Minérios shares, its economic effect was recorded at Congonhas Minérios as an integral part of the consideration received due to the control acquisition over Namisa, according to the guidelines provided by IFRS3.

ii.      Equity interests issued – Shares in capital stock of Congonhas Minérios

Congonhas Minérios performed the primary issue of shares to the Asian Consortium representing 12.48% of its total capital. Pursuant to IFRS3, such shares were appraised at fair value as of the acquisition date.

Such appraisal was performed using the discounted cash flow method, considering the business plans approved by the shareholders of Congonhas Minérios. The main premises of such appraisal and the results thereof are described in the table below:

remises	Figures
Volumes of iron ore	60Mt/year over the long-term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 13.91%
Fair value as of Nov. 30, 2015 (equity value)	R$20,988 million
Percentage of shares held by the Asian Consortium after acquisition of the 4.16% equity interest	12.48%
Fair value attributed to the shares issued	R$2,619 million

The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

iii. 60% equity interest in Namisa held prior to the acquisition

Congonhas Minérios held 60% of Namisa’s shares immediately prior to the transaction regarding the acquisition of control be concluded. Such shares were appraised under the equity method.

According to item 41 of IFRS3, such shares are part of the consideration transferred and should be measured at their fair value as of the acquisition date. A gain or loss resulting from the difference between the fair value and the carrying amount recorded immediately prior to the acquisition should be recognized in profit or loss for the year.

The appraisal of the fair value of Namisa was conducted according to the discounted cash flow method, considering the business plans in effect prior to the transaction and approved by the shareholders. The main premises of such appraisal and the results thereof are shown in the following table:

Premises	Figures
Volumes of iron ore	40Mt/year over the long term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 14.36%
Fair value as of Nov. 30, 2015 (equity value)	R$13,375 million
Fair value attributed to the 60% participation (a)	R$8,023 million
Accounting Balances
Accounting balances considering the elimination of 60% due to the gain in the pre-existing relationship (b)
Carrying value as of Nov. 30, 2015 (60%)	R$6,164 million
Elimination of 60% on the gain of a pre-existing relationship (1)	R$933 million
5,231 million
Gain on appraisal of the 60% stake at fair value (a–(b)	R$2,792 million

(1)   According to item b(i) below, Namisa assets related to pre-existing contracts were adjusted to fair value at the acquisition date. The presentation of the gain in the valuation of the initial participation at fair value considers the elimination of 60% of the gain on the settlement of pre-existing relationship.

The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

b)     Goodwill on acquisition of control over Namisa

According to IFRS3, the acquirer shall recognize goodwill based on expectations for future profitability as of the acquisition date, measured by the amount at which the purchase price exceeds the fair value of the assets and liabilities acquired (Purchase Price Allocation – PPA). The transaction generated goodwill of R$3,691 million, as per the table below:

Item	R$ million	Ref.
Purchase price considered	13,375	Item (a)
Fair value of the assets and liabilities acquired	9,684	(i)
Goodwill based on expectations for future profitability (Note 11)	3,691

The goodwill based on expectations for future profitability is recorded under Intangible Assets and, since it does not have a definite useful life, it is not amortized, according to IAS 38. As from 2016, CSN will begin conducting impairment testing for this asset according to the requirements established by IAS 36.

(i)     Fair value of the assets and liabilities acquired

The following table shows the fair value allocation breakdown for 100% of the assets acquired and liabilities assumed as of November 30, 2015, calculated on the basis of reports prepared by independent appraisers:

				Consolidated
	Carrying amounts	Fair value adjustments	(-) Write-off of goodwill recorded at Namisa	Total fair value
Current assets	1,287,126			1,287,126
Cash and cash equivalents	783,256			783,256
Trade receivables	253,216			253,216
ROM and port advance - Congonhas	113,847			113,847
Other assets	136,807			136,807
Non-current assets	10,894,866	(189,319)	(578,531)	10,127,016
ROM and port advance - Congonhas	9,310,901	(1,554,121)		7,756,780
Other assets	144,982			144,982
MRS shares - 10%	306,190	480,610		786,800
Property, plant and equipment	550,825	156,271		707,096
Intangíible assets	581,968	727,921	(578,531)	731,358
Total assets acquired	12,181,992	(189,319)	(578,531)	11,414,142

Current liabilities	1,640,873			1,640,873
Borrowings and financing	4,680			4,680
Trade payables	29,037			29,037
Taxes payable	296,911			296,911
Dividends proposed (US$300 million)	1,156,800			1,156,800
Other payables	153,445			153,445
Non-current liabilities	266,224	19,402	(196,700)	88,926
Borrowings and financing	25,307			25,307
Provision for contingencies	7,486			7,486
Deferred taxes	215,783	19,402	(196,700)	38,485
Other payables	17,648			17,648
Total liabilities assumed	1,907,097	19,402	(196,700)	1,729,799
Total equity acquired	10,274,895	(208,721)	(381,831)	9,684,343

According to IFRS3, the goodwill based on expectations for future profitability existing in the Namisa’s financial statements, as of the acquisition date, should be written off so that a new goodwill is recognized.

The allocation of the fair value resulted in a loss in the total amount of R$208,721, distributed among the principal assets of Namisa. The following table shows the breakdown of the amounts allocated and a summary of the calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value

Stake in MRS - 10%	Entity's discounted cash flow considering the long-term business plan approved by shareholders.	306,190	480,610	786,800
Agreement for sale of ROM, provision of port services and ore processing between Namisa and Congonhas	The contractual prices were compared with the market prices for ore and port services observed in comparable market purchase and sale transactions, adjusted by fluctuations in Plats projected over the agreement term. Based on the contractual volume, the difference between the result projected on the terms of the agreement and the market conditions generates goodwill.	9,424,748	(1,554,121)	7,870,627
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 10.	550,825	156,271	707,096
Mining rights (Mina do Engenho, Fernandinho, Cayman)	The income approach was used based on the excess profitability methodology in multiple periods, due to the possibility of attributing the directly generated cash flow to the asset identified. Under this methodology, the amount of the mining rights is estimated based on their future profitability, discounting all costs and investments that would be necessary for extracting and processing the iron ore to their fair value. These rights will be amortized according to the depletion of the mines.		726,390	726,390
relationship with supplier - contract purchase of iron ore - Itaminas	For the fair value calculation of the contract with Itaminas we used the income approach, comparing the future cash flows generated by operation in two scenarios, through the contract and market conditions.		1,531	1,531
Deferred income tax and social contribution on adjustments			(19,402)	(19,402)
Total		10,281,763	(208,721)	10,073,042

c)     Settlement of pre-existing relationships between Congonhas Minérios and Namisa

The IFRS3 determines that the increase or decrease in fair value, resulting from an advantage or disadvantage in the transaction between the acquirer and the acquiree, should be eliminated, with recognition of a gain or loss in the income statement of the year as of the transaction date. Such assets or relationships are referred as pre-existing relationship in the context of IFRS3.

Congonhas Minérios and Namisa have a pre-existing relationship resulting from long-term agreements for the performance of port services, supply of ROM iron ore and processing of ore. With the business combination, such agreements were extinct,  since CSN’s mining activities have now been centralized at Congonhas Minérios.

According to IFRS3, due to the fact that the business combination between Congonhas Minérios and Namisa have settled the pre-existing agreements, Congonhas Minérios recognized a gain for the year, recorded in the profit/loss item of Other operating income and expenses, amounting to R$621,648, which is related to the participation of 40% held by the Asian Consortium in the preexisting contracts.

3.4 Effects reflected in CSN parent company - Transaction between partners recorded in equity

As mentioned above, Congonhas Minérios was considered the acquirer for the application of IFRS3. As a result to the completion of the transaction, there was a change in CSN’s shareholding in Congonhas Minérios, which has not represented a loss of control in Congonhas Minérios by CSN. The Company’s participation decreased from 100% to 87.52%. According to IFRS10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation shall be recorded directly in net equity. Due to this percentage variation, a gain of R$1,945 million was recorded. The table below shows the reconciliation of this amount:

Events	R$ Million
Contribution to the capital of Congonhas Minérios by the Consortium - item (a)	2,619
CSN Participation - 87,52% (1)	2,292
Acquisition by CSN of 4.16% - item (a)	2,727
Consortium participation - 12.48% (2)	(340)
Other effects of the corporate reorganization (3)	(7)
Total gain on the transaction between shareholders (1 + 2 + 3)	1,945

3.5 Summary of the accounting impacts

The following table shows the full impact of the business combination described above in the results and equity of the Company:

Events	R$ Million
	Accounting effect
	P&L	Equity
Valuation Gain on 60% participation in Namisa, at fair value - item 3.3 (a) iii	2,792	2,792
Gain on settlement of preexisting relationships - item 3.3 ( c)	621	621
Gain on business combination before tax / social contribution (Note 24)	3,413	3,413
Income tax on the gain of the pre-existing relationship - item 3.3 (c)	(528)	(528)
Gain in transaction between shareholders - item 3.4		1,945
Total impact of the business combination	2,885	4,830

4.     CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2015	12/31/2014
Current
Cash and cash equivalents
Cash and banks	434,014	192,595

Short-term investments
In Brazil:
Government securities	165,520	246,407
Private securities	945,420	486,730
	1,110,940	733,137
Abroad:
Time deposits	6,316,098	7,760,289
Total short-term investments	7,427,038	8,493,426
Cash and cash equivalents	7,861,052	8,686,021

The funds available in the Group set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN financial statements. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM , BB Gestão de Recursos DVTM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as leading banks, bearing fixed rates.

5.     SHORT-TERM INVESTMENTS

The Company has investments in Public and Private securities managed by its exclusive funds that have been qualified as a margin deposits for the forward dollar contracts traded at BM&F Bovespa in the period and detailed in note 13 (b). The carrying amount of these financial investments totaled R$ 763,599 on December 31, 2015. These investments have pre-fixed yield and immediate liquidity.

6.     TRADE RECEIVABLES

		Consolidated
	12/31/2015	12/31/2014
Trade receivables
Third parties
Domestic market	772,617	861,518
Foreign market	818,562	762,935
	1,591,179	1,624,453
Allowance for doubtful debts	(151,733)	(127,223)
	1,439,446	1,497,230
Related parties (Note 19 - b)	61,366	153,737
	1,500,812	1,650,967
Other receivables
Dividends receivable (Note 19 - b) (*)	27,817	59,470
Advances to employees	40,190	32,743
Other receivables	9,458	9,876
	77,465	102,089
	1,578,277	1,753,056

(*) Refers mainly to dividends receivable from Congonhas Minérios S.A. totaling R$694,080 to be paid on November 30, 2016.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$232,275 as of December 31, 2015 (R$264,411 as of December 31, 2014), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2015	12/31/2014
Current	1,049,033	1,284,824
Past-due up to 180 days	353,443	236,843
Past-due over 180 days	188,703	102,786
	1,591,179	1,624,453

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated
	12/31/2015	12/31/2014
Opening balance	(127,223)	(114,172)
Estimated losses	(35,631)	(25,305)
Recovery of receivables	11,121	12,254
Balance related to incorporation
Closing balance	(151,733)	(127,223)

7.     INVENTORIES

		Consolidated
	12/31/2015	12/31/2014
Finished goods	1,912,868	1,270,182
Work in progress	1,007,630	858,811
Raw materials	1,062,557	1,006,620
Storeroom supplies	962,078	949,062
Iron ore	95,461	147,699
Advances to suppliers	12,147	2,329
Provision for losses	(111,427)	(112,581)
	4,941,314	4,122,122

The movements in the provision for inventory losses are as follows:

		Consolidated
	12/31/2015	12/31/2014
Opening balance	(112,581)	(102,185)
Provision for losses /reversals of slow-moving and obsolescence (Note 24)	1,154	(10,396)
Closing balance	(111,427)	(112,581)

8.     OTHER CURRENT AND NON-CURRENT ASSETS

The groups of other current and non-current assets is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Judicial deposits (Note 17)			328,542	288,804
Credits with the PGFN (1)			87,761	81,792
Recoverable taxes (2)	996,679	598,497	445,926	155,616
Prepaid expenses	119,456	36,226	28,119	33,323
Actuarial asset - related party (Note 19 b)			114,433	97,173
Derivative financial instruments (Note 13 I)	118,592	174,611
Exclusive fund quotas (3)
Securities held for trading (Note 13 I)	10,778	13,798
Iron ore inventory (4)			144,499	144,483
Northeast Investment Fund – FINOR			10,888	8,452
Other receivables (Note 13 I)			6,877	1,347
Loans with related parties (Note 19 b)		517,493	373,214	117,357
Other receivables from related parties (Note 19 b)	9,420	15,780	29,020	7,037
Other	31,524	17,898	14,642	12,036
	1,286,449	1,374,303	1,583,921	947,420

(1)  Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

(2)  Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset. The variation in the year stems from recognition of extemporaneous credits in the year 2015. The Company conducted an assessment of their credits and expects to recover in the coming periods.

(3)  Refers to transactions with derivatives managed by the exclusive funds.

(4)  Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017, splited to Congonhas Minérios from the drop down of mining assets (refer to note 3).

9.     INVESTMENTS

•       Reduce of financial leverage

With the primary goal of reducing financial leverage, the Company´s Management is focused on a plan of disposal of assets and believes that a portion of these assets will be sold within 12 months as from December 31, 2015; however, it is not possible to confirm that the sale is highly probable for any of the considered assets, within these 12 months period. The Company considers several sales scenarios that vary according to different macroeconomic and operating assumptions. In this context, the Company did not segregate and not reclassified these assets in the financial statements as discontinued operations in accordance with the IFRS 5.

9.a) Direct equity interests in joint ventures, associates and other investments

	Classification	12/31/2015	12/31/2014
Joint-venture e Joint-operation
Nacional Minérios S.A.	(*)		9,471,026
MRS Logística S.A.	Joint Venture	556,505	776,691
CBSI - Companhia Brasileira de Serviços de Infraestrutura	Joint Venture	502	3,482
Transnordestina Logística S.A.	Joint Venture	1,271,045	1,296,936
Fair Value alocated to TLSA due to control loss	Joint Venture	659,105	659,105
Arvedi Metalfer do Brasil	Associate	1,039	15,672
Other investments
Usiminas	Equity Instrument at fair value classified as avalable for sale	450,073	1,409,440
Panatlântica	Equity Instrument at fair value classified as avalable for sale	21,601	31,589
Others			1,512
		2,959,870	13,665,453

(*) In the new structure, Congonhas Minérios S.A. stared to control Namisa trough out a business combination transaction, the details are described in note 3.

9.b) Merger of subsidiaries and division of assets

In 2015 there were controlled incorporation of operations, drop down of business establishment, and division of assets that impacted the financial statements as follows:

	CSN Cimentos (1)	Casa de Pedra e Tecar (2)	Namisa (3)	Mineração Nacional (4)
	05/01/2015	12/31/2015	12/31/2015	12/31/2015
Cash and equivalents	129,745		213,355
Trade receivables	433,542	650,716	193,612
Inventories	21,814	497,357	61,513	19,026
Dividends receivable			1,344,829
Deferred tax	29,042	73,436
Advance to suppliers		14,470	9,414,947
Other current and non-current assets	21,452	229,841	173,273	7,838
Investments	93,564	6,173,113	344,698
Property, plant, equipment and intangible	397,570	5,932,597	1,091,498	41,848
Borrowings and financing		(3,257,338)	(1,257,299)
Advance to customers		(9,414,946)
Trade payables	(30,180)	(323,995)	(41,076)	(541)
Proposed dividends			(1,156,800)
Deferred tax			(143,146)
Tax payable	(10,625)	(25,550)	(141,959)
Other current and non-current liabilities	(24,919)	(392,978)	(209,826)	(9,133)
Net assets	1,061,005	156,723	9,887,619	59,038

(1) Merger of subsidiary CSN Cimentos as mentioned in Note 9.d;

(2) Drop down of the assets Casa De Pedra, TECAR, 60% of the shares of Namisa and 8.63% of MRS shares from CSN's mining business to the subsidiary Congonhas Minérios, as mentioned in Note 3;

(3) Merger of the subsidiary Namisa by Congonhas Minérios as mentioned in Note 3;

(4) Spin-off of Namisa assets to National Minérios in addition of restructuring the Company´s mining activities mentioned in note 3. Furthermore, besides the book values of the spin-off mentioned above, fair value adjustments were assigned to mining rights amounting to R$427 million, R$282 net of income taxes (IR/CSLL).

9.c) Rollforward of investments balances in joint ventures, associates and other investments

		Consolidated
	12/31/2015	12/31/2014
Opening balance of investments	13,665,453	13,487,023
Opening balance of loss provisions
Investment balance of Namisa 11.30.15 (1)	(10,160,981)
Capital increase/acquisition of shares (2)	3,575	10,279
Capital reduction (3)	(466,758)
Dividends (4)	(54,464)	395,307
Comprehensive income (5)	(967,447)	(970,266)
Equity pickup (6)	1,192,034	743,119
Drop down of MRS assets to Congonhas (7)	786,800
Others	15	(9)
Closing balance of investments	3,998,227	13,665,453
Balance of provision for investments with negative equity
Total	3,998,227	13,665,453

(1)   Refers to Namisa´s equity on November 2015, after the business combination events (dividends distribution, CSN Handel acquisition and transferring of mining assets to Congonhas Minérios S.A.), during which the company was not consolidated. Therefore, the carrying amounts presented herein differ from the amounts presented in note 3.

(2) The variation is due mainly by capital increase in Prada with capitalization of credits receivable from indirect subsidiaries Rimet and CBL amounting to R$331,869 as well as capital increase in the Mineração Nacional, due to the drop down of assets from Nacional Minérios in the amount of R$ 59,038 (see note 9.b).

(3) In 2015 it refers to capital reduction in the companies Nacional Minérios S.A. and Cia Metalic Nordeste. In 2014, refers to capital reduction in the subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals and CSN Export.

(4) Dividend payments by Namisa in the amount of R$ 3,239,040 and declaration of dividends amounting to R$694,080, scheduled to be paid on November 30, 2016 (see Note 3);

(5) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian reais) and actuarial gain/loss reflecting the investments measured by equity method.

(6) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

		Consolidated
	12/31/2015	12/31/2014
Equity in results of affiliated companies
Nacional Minérios S.A.	1,156,714	673,060
MRS Logística S.A.	78,684	102,476
CBSI - Companhia Brasileira de Serviços de Infraestrutura	(2,979)	572
Transnordestina	(31,137)	(27,465)
Arvedi Metalfer do Brasil	(15,690)	(5,524)
Others	6,442
	1,192,034	743,119
Eliminations
To cost of sales	(50,815)	(45,812)
To net revenues	2,805	50,261
To finance costs		(628,629)
To taxes	16,324	212,221
Equity in results	1,160,348	331,160

9.d) In Joint ventures and joint operations financial information

• SEPETIBA TECON S.A. (“TECON”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

The Tecon concession was granted on September 3, 1998, this concession allows the exploitation of said terminal for 25 years renewable for the same period.

When the concession expires, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste and Ariquemes. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made,  which is the raw material used in UPV for the production of tin plates.

• CIA. METALIC NORDESTE (“Metalic”)

Headquartered in Maracanaú, State of Ceará, its corporate purpose is to manufacture metallic packaging destined basically to the beverage industry. Its production is mainly focused on the north and northeast Brazil market and the production excess is directed to foreign markets.

The Company´s operational unit has two separate production lines: i) cans, its main raw material is steel coated with tin, provided by the parent company and; ii) metal covers, its main raw material is aluminum.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Metal packaging

Prada operates in the field of steel packaging, producing what is best and safest in steel cans, buckets and aerosols. Its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

On August 1, 2014 Prada subscribed 10.820.723.155 shares in its subsidiary Companhia Brasileira de Latas ("CBL") that were paid through the capitalization of credits arising from advances for future Capital Increase (AFAC), held by Prada and related CBL amounting to R$108,207.  Due to the increase mentioned, Prada´s participation raised from 59.17% to 95.55% of total share capital of CBL.

As of August 28, 2014 Prada acquired altogether the shares held by minority shareholders of CBL representing 4.45% of the share capital by the amount of $5. Nowadays Prada holds a 100% interest in the share capital CBL.

CBL is also engaged in the manufacture of metal steel packaging for the food and chemical industry, supplying its products to leading companies in the market, thus acting in the same Prada´s business segment.

Additionally, as of 2014 the Companhia de Embalagens (MMSA) has incorporated three metal packaging companies as follows: Empresa de Embalagens Metálicas (LBM Ltda.), Empresa de Embalagens Metálicas (MUD Ltda.) and Empresa de Embalagens Metálicas (MTM do Nordeste).

On November 30, 2015, Prada has incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of the all national companies.

• CSN CIMENTOS S.A. (“CSN Cimentos”)

Established in Volta Redonda, state of Rio de Janeiro, the Company is engaged in the manufacture and sale of cement, using as its raw materials the blast furnace slag from the UPV steelwork. CSN Cimentos started its operations on May 14, 2009.

As of March 31, in order to optimize processes and maximize results, focusing on a single organizational structure of all commercial and administrative activities, the Directors of CSN proposed the merger of the subsidiary CSN Cimentos SA. The CSN Cimentos SA. net assets amounted R$1,109,662 in the mentioned date. At the extraordinary general meeting with the shareholders held on April 30, 2015, the merger of CSN Cimentos was approved, with effect from 1 May 2015, and as a result of the transaction, CSN Cimentos was extinguished and CSN assumed all its assets, rights and obligations.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of TLSA, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern of Brazil, which includes the railway between the towns of Sao Luis to Fortaleza, Recife Daredevil, Itabaiana Cabedelo, Paula Cavalcante Macau and Propriá Jorge Lins ("Network I").

As of April 2015, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 45,071, therefore its participation in the share capital of the company increased from 88.41% to 89.79%.

• CONGONHAS MINÉRIOS S.A. (“CONGONHAS”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. Congonhas commercializes its products mainly in the overseas market. As mentioned in note 3, from 30 November 2015, the Congonhas has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87,52%.

• MINERAÇÃO NACIONAL S.A.

Headquartered in Congonhas, Minas Gerais State, the Mineração Nacional is primarily engaged in the production and sale of iron ore. This subsidiary concentrates the assets of mining rights relating to mines Fernandinho, Cayman and Casa de Pedra transferred to this subsidiary in the business combination process described in note 3.

9.e) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

	11/30/2015				12/31/2015						12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
		34.94%	50.00%	56.92%	48.75%	50.00%	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	456,364	671,475	3,343	75,977	36,647	10,621	5,499,139	266,905	925	511,586	31,436	27,253
Advances to suppliers	115,693	6,854	289		215	81	250,469	13,994	98		364	337
Other current assets	364,468	657,000	22,726	67,540	17,137	43,358	309,054	532,016	30,164	54,196	15,859	32,146
Total current assets	936,525	1,335,329	26,358	143,517	53,999	54,060	6,058,662	812,915	31,187	565,782	47,659	59,736
Non-current assets
Advances to suppliers	9,310,901						9,236,170
Other non-current assets	136,144	533,897	139	280,718	32,880	13,087	129,504	503,849	86	253,307	32,371	85
Investments, PP&E and intangible assets	1,399,713	6,191,459	4,689	7,006,464	534,569	34,000	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557
Total non-current assets	10,846,758	6,725,356	4,828	7,287,182	567,449	47,087	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642
Total Assets	11,783,283	8,060,685	31,186	7,430,699	621,448	101,147	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

Current liabilitiesPassivo circulante
Borrowings and financing	4,680	844,296		167,112		10,849	368,818	382,332		187,331		25,520
Other current liabilities	1,635,993	893,883	28,794	250,440	33,667	55,281	429,345	851,850	27,718	84,594	29,986	52,744
Total current liabilities	1,640,673	1,738,179	28,794	417,552	33,667	66,130	798,163	1,234,182	27,718	271,925	29,986	78,264
Non-current liabilities
Borrowings and financing	25,307	2,772,462		4,560,078		12,620	29,541	2,657,635		4,223,796		23,443
Other non-current liabilities	230,859	564,407	1,389	220,001	2,170	1,193	243,231	444,379	2,674	3,172		8,551
otal non-current liabilities	256,166	3,336,869	1,389	4,780,079	2,170	13,813	272,772	3,102,014	2,674	4,226,968		31,994
Shareholders’ equity	9,886,444	2,985,637	1,003	2,233,068	585,611	21,204	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120
Total liabilities and shareholders’ equity	11,783,283	8,060,685	31,186	7,430,699	621,448	101,147	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

	11/30/2015					01/01/2015 a 12/31/2015						01/01/2014 a 12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Balance sheet	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	59.76%	18.64%	50.00%	56.92%	48.75%	50.00%	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Statements of Income
Net revenue	751,595	3,172,744	151,097		157,379	172,388	1,474,633	3,063,061	161,372	14	136,565	278,855
Cost of sales and services	(557,504)	(2,094,961)	(147,186)		(88,683)	(132,034)	(1,214,196)	(2,013,846)	(150,411)		(86,751)	(234,944)
Gross profit	194,091	1,077,783	3,911		68,696	40,354	260,437	1,049,215	10,961	14	49,814	43,911
Operating (expenses) income	(113,533)	(371,798)	(8,615)	(32,863)	(50,455)	(14,480)	(277,648)	(282,736)	(8,934)	(28,459)	(46,182)	(3,572)
Finance income (costs), net	1,996,261	(255,003)	(1,254)	(18,309)	2,777	(1,713)	1,651,891	(190,294)	69	(15,383)	2,972	(1,309)
Income before income tax and social contribution	2,076,819	450,982	(5,958)	(51,172)	21,018	24,161	1,634,680	576,185	2,096	(43,828)	6,604	39,030
Current and deferred income tax and social contribution	(148,964)	(152,994)			(7,041)	(7,992)	(512,913)	(196,792)	(946)		(2,279)	(13,030)
Profit / (loss) for the period	1,927,855	297,988	(5,958)	(51,172)	13,977	16,169	1,121,767	379,393	1,150	(43,828)	4,325	26,000

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Namisa, headquartered in Congonhas, State of Minas Gerais, is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for the sale of its products.

In 12/31/2015 Namisa was merged into Congonhas Minérios S.A. concluding the transaction with the Asian Consortium, as detailed in note 3 – Business combination.

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border.

•       MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession for a, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

In 2014, the Company had a direct equity interest of 27.27% in the capital stock of MRS, as well as an indirect equity interest of 6% therein, together with its joint venture Namisa.

The Company has transferred 8.63% of its direct participation in MRS to Congonhas under the business combination described in note 3.

Owing to the transaction in question, as of December 31, 2015, the Company has a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary Congonhas Minérios, consequently the total participation is 37.27%.

CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2015 is R$27,084 (R$28,250 as of December 31, 2014) and the expense in 2015 amounted to R$5,040 (R$5,302 in 2014).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CGPAR is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

During the year 2015, CSN and others shareholders subscribed 3,973,152 shares in TLSA amounting to R$213,834, which R$3,229 from CSN and R$210,605 from others shareholders, consequently at December 31, 2015 CSN held 56.92% of TLSA share capital.  Therefore, due to the transactions described above that caused a participation change of the shareholders in the share capital of TLSA on 2015, the Company recognized a gain of R$2,014, recorded in equity.

9.f) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap, the Company has an installed production capacity of 1.1 million metric tons steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

The CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where is located the cold rolled and galvanized steel production lines. The LLC assets and liabilities came from the extinct Heartland Steel Inc., Incorporated in 2001. CSN LLC is a wholly owned indirect subsidiary of CSN Americas S.L.U, a subsidiary of CSN.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996 in succession to Siderurgia Nacional (a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in home appliance components.

9.g) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is  a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.38% (11.40% as of December 31, 2014) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga,

Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and  foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS and evaluate strategic alternatives with respect to its investment in Usiminas.

As of December 31, 2015 and 2014, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of USIMINAS share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2015 and 2014 CSN held 20.00% of Arvedi’s share capital.

10.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Exchange rate effect	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest (notes 25 and 31)					166,366		166,366
Write-offs (note 24)			(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023
Transfers to intangible assets					(1,852)		(1,852)
Business Combination, fair value of assets acquired (nota 3)	6,949	215,642	266,934	3,790	146,734	67,047	707,096
Update of the ARO estimation						22,582	22,582
Others		(5,723)	(2,879)		(1,329)	3,400	(6,531)
Balance at December 31, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599
Cost	264,289	3,436,458	18,638,117	183,086	3,199,386	811,535	26,532,871
Accumulated depreciation		(740,332)	(7,528,845)	(144,100)		(247,995)	(8,661,272)
Balance at December 30, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
Project description	Start date	Completion date		12/31/2015	12/31/2014
Logistics
Current investments for maintenance of current operations.				35,457	45,522
				35,457	45,522
Mining
Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	709,945	462,075
Expansion of TECAR export capacity.	2009	2020	(2)	390,920	332,394
Current investments for maintenance of current operations.				302,764	60,236
				1,403,629	854,705
Steel
Construction of a long steel plant to produce rebar and machine wire.	2008	2016	(3)	105,697	95,991
Implementation of the AF#3’s gas pressure recovery.	2006	2015			1,140
Expansion of the service center/Mogi.	2013	2015/2016	(4)	14,950	46,993
Current investments for maintenance of current operations.				375,579	159,499
				496,226	303,623
Cement
Construction of cement plants.	2011	2016	(5)	1,254,897	1,030,938
Current investments for maintenance of current operations.				9,177	9,179
				1,264,074	1,040,117
				3,199,386	2,243,967

(1)   Expected date for completion of the Central Plant Stage 1;

(2)   Estimated date for the completion of the 60 mtpa phase;

(3)   Refers to advance for construction of two new plants, which were converted in the third quarter of 2015 to a supply contract of equipment for using in steelmaking operation.

(4)   Expected date for completion of Service Center/Mogi;

(5)   Expected date for completion of Arcos/Minas Gerais unit.

In 2015 the management conducted a review of useful lives for all the Company's units. Therefore, the estimated useful lives for the current year are as follows:

		Consolidated
In Years	12/31/2015	12/31/2014
Buildings	43	43
Machinery, equipment and facilities	18	18
Furniture and fixtures	11	10
Other (*)	14	29

(*) In 2015, after review, the assets of locomotives, wagons and above structure, which were which were on average depreciated over 29 years and inserted into other, were reclassified to the class Buildings and Machinery, equipment and facilities.

10.a) Depreciation and amortization expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated
	12/31/2015	12/31/2014
Production costs	1,112,538	1,222,302
Sales expenses	9,358	9,066
General and Administrative Expenses	13,876	13,763
	1,135,772	1,245,131
Other operating expenses (*)	41,068	36,354
	1,176,840	1,281,485

(*) Refers to the depreciation of unused equipment and intangible assets amortization, see note 23.

10.b) Capitalized Interest

As of December 31, 2015, the Company capitalized borrowing costs amounting to R$166,366 (as of December 31, 2014, R$ 165,789). These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ), see notes 25 and 31.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2015	12/31/2014
Unspecified projects	11,35%	10.03%

11.   INTANGIBLE ASSETS

	Consolidated
	Goodw ill	Customer relationships	Software	Trademarks and patents	Rights and licenses	Others	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653
Cost	666,768	415,964	153,080	109,052		185	1,345,049
Accumulated amortization	(150,004)	(68,849)	(73,213)				(292,066)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653
Effect of foreign exchange differences		104,136	191	34,584		60	138,971
Acquisitions and expenditures			1,234		78	150	1,462
Business combination, fair value of assets e
goodw ill (nota 3b)	3,691,031	1,531	3,437		726,390		4,422,389
Transfer of property. Plant and equipment			930		922		1,852
Amortization		(39,395)	(10,423)				(49,818)
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509
Cost	4,357,799	549,413	173,154	143,636	727,390	395	5,951,787
Accumulated amortization	(150,004)	(136,026)	(97,918)				(383,948)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509

As a result, the estimated useful lives for the current year are as follows:

		Consolidated
	12/31/2015	12/31/2014
Software	5	5
Customer relationships	13	13

•       Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. When a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

							Consolidated
		Goodwill		Brands		Total
Cash generating unity	Segment	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Packaging (*)	Steel	158,748	158,748			158,748	158,748
Flat steel (**)	Steel	13,091	13,091			13,091	13,091
Long steel (***)	Steel	235,595	235,595	143,636	109,052	379,231	344,647
Mining (****)	Mining	3,691,031				3,691,031
		4,098,465	407,434	143,636	109,052	4,242,101	516,486

(*) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330.

(**) Goodwill of flat steel is allocated to the steel operation CSN, considering the operation of the Presidente Vargas Steelworks and other assets involved in other product processing steps until its sale to the customer.

(***) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(****) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by Congonhas Minério, an operation that was concluded in December 2015. As from 2016, the balance will be tested annually for impairment. See further details relating to calculation of the goodwill in note 3 – Business Combination.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: revenue growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in the test were as follows:

Segment	Real Discount Rate	Revenue Growth Rate
Long steel (*)	7.90%	3.53%
Metal packaging	9.39%	6.07%

(*) The assets tested are located in Germany. The discount rate is calculated in Euro and the growth rate is the expectation for the region of Europe, the market in which this CGU generates cash flows.

Based on the analyses conducted by Management, was not necessary to record losses by impairment to those assets in the year ended on December 31, 2015.

12.   BORROWINGS, FINANCING AND DEBENTURES

As December 31, 2015 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated
	Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2015	12/31/2014	12/31/2015	12/31/2014
FOREIGNCURRENCY
Prepayment	1% to 3.5%	207,657	346,719	2,633,137	2,338,327
Prepayment	3.51% to 8%	286,487	12,411	3,429,716	1,713,249
Perpetual bonds	7%	5,315	3,615	3,904,800	2,656,200
Fixed rate notes	4.14% to 10%	175,768	1,236,634	6,910,992	4,996,352
Forfaiting	1.25% to 3.28%	288,772	414,442
Other	1.2% to 8%	115,594	51,634	425,635	387,240
		1,079,593	2,065,455	17,304,280	12,091,368
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and fixed rate 2.5% to 6% + 1,5%	55,435	85,373	1,018,189	965,849
Debentures	110.8% to 113.7% of CDI	60,670	847,411	1,750,000	1,550,000
Prepayment	109.5% to 116.5% of CDI and fixed rate of 8%	522,418	118,870	5,200,000	5,345,000
CCB	112.5% and 113% of CDI	92,976	101,841	7,200,000	7,200,499
Drawee risk		84,063	56,237
Other		6,229	9,422	12,107	11,549
		821,791	1,219,154	15,180,296	15,072,897
Total borrowings and financing		1,901,384	3,284,609	32,484,576	27,164,265
Transaction costs and issue premiums		(26,703)	(23,406)	(76,742)	(71,410)
Total borrowings and financing + transaction costs		1,874,681	3,261,203	32,407,834	27,092,855

The balances of forfaiting and drawee risk operations totaled R$ 372,835 at December 31, 2015 (R $ 470,679 at December 31, 2014), see Note 2aa.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2015, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated
2017	1,458,605	4%
2018	5,779,525	18%
2019	7,870,087	24%
2020	8,483,766	26%
2021	2,320,721	7%
After 2021	2,667,072	8%
Perpetual bonds	3,904,800	13%
	32,484,576	100%

•       Debt renegotiation

In September 2015, the Company completed the lengthening of part of its debts with Caixa Economica Federal amounting to R$ 2,570,000, and with Banco do Brasil SA, amounting to R$ 2,208,000, changing the maturities scheduled for the years 2016 and 2017 for the period between 2018 and 2022, in installments equally distributed.

•       Amortization and new borrowings, financing and debentures

The table below shows the new funding transactions and redemption during the year:

		Consolidated
	12/31/2015	12/31/2014
Opening balance	30,354,058	27,788,695
Funding transactions	978,206	1,907,479
Forfaiting funding / Drawee Risk	924,706	641,430
Repayment	(2,850,077)	(1,460,478)
Charges – payments	(1,146,306)	(276,754)
Forfaiting payments	(2,957,762)	(2,401,241)
Forfaiting charges	(7,064)	(2,078)
Provision of charges	3,052,164	2,524,849
Provision charges Forfaiting / Drawee Risk	2,032
Other (1)	5,932,558	1,632,156
Closing balance	34,282,515	30,354,058

(1) Includes interests, unrealized foreign exchange and monetary gains and losses.

In 2015 the Group captures and amortizing loans as shown below:

•       Funding

Transaction	Financial institution	Date	Amount	Maturity
Promissory note	Banco do Brasil	March 2015	100,000	July 2015
Export Credit Note	Banco do Brasil	January 2015	200,000	December 2017
8th Issue of Debentures	Banco do Brasil	January 2015	100,000	January 2022
9th Issue of Debentures	Banco do Brasil	July 2015	100,000	March 2022
Pre - Export Payment	Caterpillar	April 2015	208,563	March 2020
Pre - Export Payment	Caterpillar	July 2015	260,375	March 2020
Other			9,268
Total			978,206

•       Amortization

	Payment of principal	Debt charges
Fixed Rate Notes	1,048,880	729,992
Debentures	782,500	274,431
Bank Credit Bill		1,031,735
Export Credit Note		695,291
Advance Cambial Agreement	52,839	1,434
Pre - Export Payment	387,651	191,481
Promissory note	100,000	3,620
BNDES/FINAME	48,656	28,540
Pre - Debt Payment	416,269
Others	13,282	1,238
Total	2,850,077	2,957,762

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

•           Classification of financial instruments

	12/31/2015						12/31/2014
Consolidated	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Ajusted Balances
Assets
Current
Cash and cash equivalents	4			7,861,052		7,861,052			8,686,021		8,686,021
Short-term investments - margin deposit	5			763,599		763,599
Trade receivables	6			1,500,812		1,500,812			1,650,967		1,650,967
Derivative financial instruments	8		118,592			118,592		174,611			174,611
Trading securities	8		10,778			10,778		13,798			13,798
Loans - related parties	8								517,493		517,493
Total			129,370	10,125,463		10,254,833		188,409	10,854,481		11,042,890

Non-current
Other trade receivables	8			6,877		6,877			1,347		1,347
Investments	9	471,674				471,674	1,441,032				1,441,032
Short-term investments									34,874		34,874
Loans - related parties	8			373,214		373,214			117,357		117,357
Total		471,674		380,091		851,765	1,441,032		153,578		1,594,610
Total assets		471,674	129,370	10,505,554		11,106,598	1,441,032	188,409	11,008,059		12,637,500

Liabilities
Current
Borrow ings and financing	12				1,901,384	1,901,384				3,284,609	3,284,609
Derivative financial instruments	14		26,257			26,257		65			65
Trade payables					1,293,008	1,293,008				1,167,826	1,167,826
Dividends and interest on capital					464,982	464,982				277,097	277,097
Total			26,257		3,659,374	3,685,631		65		4,729,532	4,729,597

Non-current
Borrow ings and financing	12				32,484,576	32,484,576				27,164,265	27,164,265
Derivative financial instruments	14		-					21,301			21,301
Total			-		32,484,576	32,484,576		21,301		27,164,265	27,185,566

Total liabilities			26,257		36,143,950	36,170,207		21,366		31,893,797	31,915,163

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2015			12/31/2014
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		118,592	118,592		174,611	174,611
Trading securities	10,778		10,778	13,798		13,798
Non-current assets
Available-for-sale financial assets
Investments	471,674		471,674	1,441,032		1,441,032
Total assets	482,452	118,592	601,044	1,454,830	174,611	1,629,441
Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		26,257	26,257		65	65
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments					21,301	21,301
Total liabilities		26,257	26,257		21,366	21,366

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

Consist mainly of investments in shares acquired in Brazil involving companies considered as top ranked by the Company, which are recognized in noncurrent assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of available-for-sale financial assets

Potential impairment of available-for-sale financial assets

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on the BM&FBovespa, was recorded the first impairment loss on that shares. According to this policy, whenever the share price reached a level lower than the last record impairment, the Company should record further losses, redefining the new minimum threshold value of  the shares.

In the year 2015 there was a reduction in the price of the shares to the level of the last recorded loss, therefore, the Company recorded the new losses to the income statement in the amount of R$ 555,298,  in line item other operating expenses and constituted the total of R$ 33,269 as deferred taxes.

The market value of the shares was lower than the base price of the last impairment, as follows:

Class of shares	Quantity	Stock Exchange Market price(BM&FBovespa)
		Share Market Price of last impairment recorded in 2014	03/31/2015	06/30/2015	09/30/2015	12/31/2015
Common	71,390,300	6.64				4.02
Preferred	105,215,700	5.05	4.97	4.12	3.35	1.55
	176,606,000

The change in the carrying amount of Usiminas is presented below:

		12/31/2014		12/31/2015		Market Variation as of 2015

Class of shares	Quantity	Share price	Closing Balance	Share price	Closing Balance	Share price	Closing Balance
Common	71,390,300	12.30	878,101	4.02	286,989	(8.28)	(591,112)
Preferred	105,215,700	5.05	531,339	1.55	163,084	(3.50)	(368,255)
	176,606,000		1,409,440		450,073		(959,367)

The negative variation in the price of shares on 2015 amounting to R$959,367 were recognized in other comprehensive income, offsetting the gain that was recorded as of December 31, 2014 amounting to R$ 404,069. Subsequently, the loss of R$555,298 was recoded in profit/loss, in line item other operating expenses. In addition, refer to reconciliation below:

Class of shares	Quantity	Share price basis for impairment		Accounting balance basis for impairment		Impairment Loss
		2014	2015	2014	2015	2015
Common	71,390,300	6.64	4.02	474,032	286,989	(187,043)
Preferred	105,215,700	5.05	1.55	531,339	163,084	(368,255)
	176,606,000			1,005,371	450,073	(555,298)

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

As of December 2015, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$(73).

III - Financial risk management

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

13.a) Foreign exchange and interest rate risks

•           Exchange rate risk

 The exposure arises from the existence of assets and liabilities generated in US dollars or Euro and is denominated natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2015 is as follows:

		12/31/2015
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,625,202	5,197
Trade receivables	169,511	7,258
Other assets	57	20,743
Total assets	1,794,770	33,198
Borrowings and financing	(4,569,415)	(121,989)
Trade payables	(20,195)	(4,944)
Other liabilities	(25,005)	(92,363)
Total liabilities	(4,614,615)	(219,296)
Foreign exchange exposure	(2,819,845)	(186,098)
Notional amount of derivatives contracted, net	1,435,000
Cash flow hedge accounting	1,557,667
Net Investment hedge accounting		120,000
Net foreign exchange exposure	172,822	(66,098)

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 13 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

13.b) Hedging instruments: derivatives and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

12/31/2015				12/31/2014	12/31/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	
Santander		Dólar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							**10,000**	**30,414**	**(25,068)**	**5,346**	**(18)**
Itaú BBA		Dólar					340,000	900,795	(845,425)	55,370	217,734
HSBC		Dólar					568,000	1,502,936	(1,430,394)	72,542	279,400
HSBC		Dólar					10,000	26,416	(26,481)	(65)	65
Deutsche Bank		Dólar					140,000	370,134	(361,327)	8,807	156,387
Goldman Sachs		Dólar					130,000	344,207	(329,258)	14,949	119,669
Santander		Dólar					30,000	79,224	(77,576)	1,648	12,447
Total dollar x real swap (NDF)							**1,218,000**	**3,223,712**	**(3,070,461)**	**153,251**	**785,702**
BM&FBovespa	03/03/2016	Dólar	1,435,000	110,075		110,075					25,381
Total forward dollar			**1,435,000**	**110,075**		**110,075**					**25,381**
HSBC		Euro					30,000	98,688	(96,444)	2,244	33,783
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,885
Total dollar x euro swap (NDF)							**90,000**	**296,054**	**(289,332)**	**6,722**	**39,668**
BBVA	01/12/2016 a 03/31/2016	Dólar	39,450	154,017	(147,674)	6,343					6,343
BNPP	01/29/2016 a 06/02/2016	Dólar	18,700	73,007	(71,703)	1,304	31,516	83,768	(80,215)	3,553	(2,249)
Banco Novo		Dólar					18,009	47,866	(46,481)	1,385	(1,385)
DB		Dólar					30,604	81,343	(77,054)	4,289	(7,114)
Total dollar-to-euro swap			**58,150**	**227,024**	**(219,377)**	**7,647**	**80,129**	**212,977**	**(203,750)**	**9,227**	**(4,405)**
Itaú BBA	03/01/2016	Real	150,000	189,760	(200,680)	(10,920)	150,000	168,496	(177,265)	(8,769)	(2,151)
HSBC	02/05/2016 a03/01/2016	Real	185,000	233,125	(247,710)	(14,585)	185,000	206,843	(218,768)	(11,925)	(2,660)
Deutsche Bank	03/01/2016	Real	10,000	12,579	(13,331)	(752)	10,000	11,167	(11,774)	(607)	(145)
Total Fixed rate-to-CDI interest rate swap			**345,000**	**435,464**	**(461,721)**	**(26,257)**	**345,000**	**386,506**	**(407,807)**	**(21,301)**	**(4,956)**
Itaú BBA	03/01/2016	Real	30,000	33,396	(33,232)	164					164
HSBC	02/05/2016 a 03/01/2016	Real	120,000	133,508	(132,802)	706					706
Total interest rate- to-CDI swap			**150,000**	**166,904**	**(166,034)**	**870**					**870**
				939,467	**(847,132)**	**92,335**		**4,149,663**	**(3,996,418)**	**153,245**	**842,242**

Forward exchange rate contracts

As part of the hedging strategy of natural exposure to dollar, CSN contracts foreign exchange derivative instruments. As of December 31, 2015 the Company held in its portfolio forward dollar contracts traded at BM&F Bovespa which totaled the notional amount of US$ 1.435 billion.

These contracts consist in negotiating the exchange rate of Reais to US dollar, for prompt delivery, contracted under Resolution 1.690/90 of the National Monetary Council (CMN) in standard contracts established by BM&F Bovespa. CSN determines the required volume of currency to be purchased in accordance with its foreign exchange management strategy and negotiates a sufficient volume of contracts to achieve this financial volume.

The maturity of the portfolio always occurs on the first business day of the contract´s maturity month, being renewable every 30 days, in average. The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of BM&F.

 For as much as the Company maintains contracts traded on the BM&F Bovespa, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 5.

The contracts on the BM&F Bovespa have been carried out to replace the foreign exchange swap contracts (NDF - Non Deliverable Forward) traded in over the counter markets.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a fixed rate to interest rates based on the average rate of interbank deposits of one day (CDI), calculated and disclosed by CETIP. Basically, the Company contracted swaps for its obligations indexed to fixed rates, in which it receives interest on the notional amount (long position) and pays a 100% of the certificate of deposit interbank - CDI (pre-fixed rate) on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

CDI-to-Fixed rate swap

The purpose of this transaction is to peg obligations subject to a post-fixed rate (CDI) to a fixed rate. Basically, the Company contracted swaps for its obligations indexed to CDI, in which it receives interest on the notional amount (long position) and pays a pre-fixed rate on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

Classification of the derivatives in the balance sheet and statement of income

	12/31/2015
Designation	Assets			Liabilities			Impact on
Date	Current	Non-current	Total	Current	Non-current	Total	shareholders’
Dollar - to-CDI swap							(18)
Dollar- to- real swap (NDF)							785,702
Forward dollar	110,075		110,075				25,381
Dollar- to- euro swap (NDF)							39,668
Dollar - to- euro swap	7,647		7,647				(4,405)
Fixed rate- to- CDI swap				26,257		26,257	(4,956)
CDI -to- fixed rate swap	870		870				870
	118,592		118,592	26,257		26,257	842,242

							12/31/2014
Designation		Assets			Liabilities		Impact on
Date	Current	Non-current	Total	Current	Non-current	Total	shareholders’
Dollar - to-CDI swap	5,346		5,346				(12,735)
Dollar- to- real swap (NDF)	153,316		153,316	65		65	213,602
Dollar- to- euro swap (NDF)	6,722		6,722				33,397
Dollar - to- euro swap	9,227		9,227				8,605
Fixed rate- to- CDI swap							(943)
CDI -to- fixed rate swap					21,301	21,301	(3,926)
	174,611	-	174,611	65	21,301	21,366	238,000

•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2015 the Company designated for hedge accounting US$1,558 million in exports to be carried out between October, 2016 and October, 2022.

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

The table below shows a summary of the hedging relationships as of December 31, 2015:

Designation Date	Hedging instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$'000)	Impact on shareholders' equity
							12/31/2016
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016-September 2019	2.4442	500,000	(730,300)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019 (2)	2.5601	175,000	(235,556)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(122,675)
7/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.1813	60,000	(43,410)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.2850	100,000	(61,980)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.285	30,000	(18,594)
7/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3254	100,000	(57,940)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	25,000	(13,728)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	70,000	(38,437)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	30,000	(16,473)
7/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3815	30,000	(15,699)
8/1/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)	4,597
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(181,334)
10/29/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(2)	2.5601	(8,333)	11,439
Total						1,667,667	(1,620,090)

(1)   During the third quarter 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable. According to internal policy, the hedge relationship was discontinued prospectively, since the resume of exports in future periods is possible.

(2)   On October, 2015 was settled the portion of debt designated as a hedge instrument. Therefore, we revert to the profit/loss the accumulated exchange rate variation related this installment.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2015 are as follows:

	12/31/2014	Addition	Reversal	12/31/2015
Cash flow hedge accounting	120,633	1,410,896	(11,439)	1,520,090
Income tax and social contribution on cash flow hedge accounting	(41,015)	(479,705)	3,889	(516,831)
Not recorded Income tax and social contribution on cash flow hedge accounting		357,951		357,951
Fair value of cash flow hedge, net of taxes	79,618	1,289,142	(7,550)	1,361,210

As of December 31, 2015 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign subsidiaries

CSN has natural foreign exchange exposure in euros arising significantly from loan made by a subsidiary abroad with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from 1 September 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts as of December 31, 2015 are:

						12/31/2015
Designation Date	Hedging Instrument	Hedged Item	Type of Hedged Risk	Exchange Rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(20,148)
Total					120,000	(20,148)

Changes in amounts related to hedge of net investment recorded in equity as of December 31 2015 is presented below:

	12/31/2014	Addition	Reversal	12/31/2015
Net investment hedge in foreign operations		20,148		20,148
Fair value of net investment hedge in foreign operations		20,148		20,148

On December 31, 2015 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

13.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2015.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2015
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.9048	3.9116	4.8810	5.8572
EUR	4.2504	4.2359	5.3130	6.3756
USD x EUR	1.0887	1.0856	1.3609	1.6331

			12/31/2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	14.14%	18.87%	22.64%

(*) The effects on income statement, considering both scenarios are shown below:

					12/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future dólar	1,435,000	Dólar	9,758	1,400,847	2,801,694

Hedge accounting of exports	1,557,667	Dólar	10,592	1,520,595	3,041,190

Currency position	(2,819,845)	Dólar	(19,175)	(2,752,733)	(5,505,466)
(not including exchange derivatives above)
Consolidated exchange position	172,822	Dólar	1,175	168,709	337,418
(including exchange derivatives above)

Hedge of net investments in foreign operations	120,000	Euro	(1,740)	127,511	255,022

Currency position	(186,098)	Euro	2,698	(197,747)	(395,494)
Consolidated exchange position	(66,098)	Euro	958	(70,236)	(140,472)
(including exchange derivatives above)

Dollar-to-euro swap	58,150	Dólar	152,522	(10,682)	(17,804)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real depreciation of 0.17% / Real x Euro – Real depreciation of 0.34% / Dollar x Euro - Dollar depreciation of 0.28%. Source: prices Banco Central do Brasil and Central Bank of Europe in March 2, 2016.

•       Sensitivity analysis of interest rate swaps

					12/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Fixed rate-to-CDI interest rate swap	345,000	CDI	(26,257)	(5,456)	(10,806)
Dollar-to-CDI interest rate swap	150,000	CDI	870	2,208	4,375

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2015 recognized in the company's assets and liabilities.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and  2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2015.

			Impact on profit or loss
Changes in interest rates	% Yearly	Probable scenario(*)	Scenario 1	Scenario 2
TJLP	7.00	(43,325)	(18,466)	(36,932)
Libor	0.85	(449,052)	(13,775)	(27,550)
CDI	14.14	(1,359,986)	(446,791)	(893,582)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at December 31, 2015 recorded in the Company´s assets and liabilities.

13.d) Liquidity risk

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

The following table shows the contractual maturities of financial liabilities, including accrued interest.

At December 31, 2015	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,901,384	7,238,130	18,674,574	6,571,872	34,385,960
Derivative financial instruments	26,257				26,257
Trade payables	1,293,008				1,293,008
Dividends and interest on capital	464,982				464,982

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

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,910,115	1,330,685	2,659,815	1,974,031
Fixed rate notes	7,086,760	3,915,310	6,232,986	6,267,272

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Payables to related parties (Note 19 b)	6,798	249,758		9,236,716
Derivative financial instruments (Note 13 I)	26,257	65		21,301
Exclusive funds (1)
Dividends and interest on capital payable to Company owners		152,966
Dividends and interest on capital payable to non-controlling owners(2)	464,982	124,131
Advances from customers	49,505	22,905
Taxes in installments (Note 16)	24,237	33,358	87,890	20,728
Profit sharing - employees	171,695	120,278
Freight provision	105,104	64,349
Provision for industrial restructuring	122,854
Other provision	30,784	21,873
Other payables	70,801	55,426	43,394	36,618
	1,073,017	845,109	131,284	9,315,363

(1)   Refers to derivative transactions managed by exclusive funds.

(2)   In connection with the business combination described in note 3, Namisa approved the dividend distribution in the amount of U$300 million, equivalent to R$1,157 million prior to its merger, in proportion to equity participation of CSN and JKTC immediately prior to the business combination, which were 60% and 40% respectively. This obligation was succeeded by the subsidiary Congonhas Minérios S.A. after incorporation of Namisa and has its liquidation scheduled for the last quarter of 2016.

15.   INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

			Consolidated
	12/31/2015	12/31/2014	12/31/2013
Income tax and social contribution income (expense)
Current	(380,831)	(528,170)	(1,290,755)
Deferred	192,207	679,323	1,216,594
	(188,624)	151,153	(74,161)

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

			Consolidated
	12/31/2015	12/31/2014	12/31/2013
(Loss) profit before income tax and social contribution	1,804,575	(263,420)	608,155
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(613,556)	89,563	(206,773)
Adjustment to reflect the effective rate:
Interest on capital benefit			255,000
Equity pickup	394,518	112,594	53,767
Profit with differentiated rates or untaxed	829,265	1,772	173,330
Transfer pricing adjustment	(66,447)	(2,350)	(31,404)
Tax loss carryforwards without recognizing deferred taxes	(176,795)	(29,259)	(166,734)
Indebtdness limit	(54,091)	(13,170)
Deferred taxes on temporary differences - non computed (1)	(1,143,365)
Refis Effect and early discharge	(2,586)	(14,649)	(689,299)
Deferred taxes on foreign profit	72,376
Fair value on Namisa stake of 60%	632,030
Subsidiaries’ tax credit			550,270
Other permanent deductions (add-backs)	(59,973)	6,652	(12,318)
Income tax and social contribution in profit for the period	(188,624)	151,153	(74,161)
Effective tax rate	10%	57%	12%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences. See details in note 15 (b).

15.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

	Opening balance	Movement				Closing balance
	12/31/2014	Comprehensive income	Profit or loss	Tax Crédits (**)	Others	12/31/2015

Deferred tax assets
Income tax losses	383,185	11,629	(175,479)	6,910		226,245
Social contribution tax losses	75,662		14,565	2,804		93,031
Temporary differences	2,157,211	250,519	650,824		(70,803)	2,987,751
- Provision for tax. social security, labor, civil and environmental risks	226,741		5,206		(12,088)	219,859
- Provision for environmental liabilities	71,925		18,243		(1,667)	88,501
- Asset impairment losses	68,981		(1,088)		(408)	67,485
- Inventory impairment losses	32,366		(6,953)		(9,475)	15,938
- (Gains)/losses on financial instruments	(6,419)		965			(5,454)
- (Gains)/losses on available-for-sale financial assets	618,291	124,924	188,801			932,016
- Income tax and social contribution non computed o/ available-for-sale financial assets		15,973				15,973
- Actuarial liability (pension and healthcare plan)	163,627	(68)				163,559
- Accrued supplies and services	68,483		10,098		(29,541)	49,040
- Allow ance for doubtful debts	29,852		2,673		(1,111)	31,414
- Goodw ill on merger	(102,659)	(8,435)	111,094
- Unrealized exchange differences (*)	1,011,007		1,416,919			2,427,926
- (Gain) on loss of control over Transnordestina	(224,096)					(224,096)
- Cash flow hedge accounting	41,015	475,816				516,831
- Income tax and social contribution non computed o/ cash flow hedge accounting		(357,951)				(357,951)
- Deferred taxes non computed			(1,133,091)			(1,133,091)
- Other	158,097	260	37,957		(16,513)	179,801
Non-current assets	2,616,058	262,148	489,910	9,714	(70,803)	3,307,027

Deferred tax liabilities
Temporary differences	238,892	67,652	297,703		(109,396)	494,851
- Provision for tax. social security, labor, civil and environmental risks			(567)		(14,302)	(14,869)
- Provision for environmental liabilities			878		(1,667)	(789)
- Asset impairment losses			(7,743)		(10,698)	(18,441)
- Inventory impairment losses			(435)		(10,725)	(11,160)
- Actuarial liability (pension and healthcare plan)		(504)	(104)			(608)
- Accrued supplies and services			21,129		(64,079)	(42,950)
- Allow ance for doubtful debts			(17)		(1,111)	(1,128)
- Fair value adjustment - SWT Aquisition	222,454	63,406	(33,311)			252,549
- Fair Value adjustment - Mining Business combination			317,041		19,402	336,443
- Others	16,438	4,750	832		(26,216)	(4,196)
Non-current liabilities	238,892	67,652	297,703		(109,396)	494,851

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Reversal of Company´s tax credits and tax loss carryforwards to settle tax debts, as provided for in Law No. 12,865/13, 12,996/14 and 13,043/14,  due to exclusion of contingences, related to tax installment program, on the consolidation of debts.

The Company has its corporate structure overseas subsidiaries, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil.

From 2011 to 2015 some abroad subsidiaries generated profits amounting to R$4,025,071, in case tax authorities understand that these profits have already been distributed and, therefore, additional taxation in Brazil, if due, would amount approximately to R$1,356,111 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the financial statements.

•       Law 12.973/14

Law 12.973, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly impact the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements.

•       Impairment test - Deferred taxes

CSN approved by the Board of Directors´ Meeting of November 6 th2015, a study to demonstrate the generation of future taxable income with which it is expected that the credits currently registered in the balance sheet are offset.

The test was performed considering only the parent company, since the other group companies have no relevant credits for purposes of this test. The parent company consists of the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Mining

• Cement;

• Investments in other entities.

The study was prepared based on the CSN´s financial model of long-term and considered several scenarios which vary according to different macroeconomic and operating assumptions. Furthermore, the model considers a combination of assets sales scenario and liquidity events in order to achieve a specific amount of resources to CSN allowing a leverage reduction of and consequently, the reduction of financial expenses.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place. This sensitivity analysis showed that the consumption of credits is sensitive to exogenous issues and outside the Company's control.

Thus, considering the study´s results, which indicates the probable future taxable income to compensate the deferred income tax and social contribution balances recognized until June 30, 2015, the Board of Directors agreed to not record the deferred income tax and social contribution as from the 3rd quarter of 2015. If the tax credit for the second quarter was constituted, the amount would be R$1.09 billion. Additionally, the study projects the compensation of the residual balance amounting R$3,229 million for the next periods according to the schedule below:

In millions of reais	Parent Company
2016	686
2017	622
2018	152
2019	192
2020	286
2021	464
2022	576
2023	251
3,229

15.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	12/31/2015	12/31/2014	12/31/2013
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,489	65,372	33,012
Changes in the fair value on available-for-sale financial assets	38	(140,859)	(401,574)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	158,880	41,015
	(202,103)	(459,982)	(794,072)

16.   Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 14, is as follows:

				Consolidated
	Current		Non-current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Federal REFIS Law 11.941/0(a)	11,891	9,942	19,247
Federal REFIS Law 12.865/1(a)	4,830		56,661
Other taxes in installments (b)	7,516	23,416	11,982	20,728
	24,237	33,358	87,890	20,728

16.a) Tax Recovery Program (Federal Refis)

•       Federal Law 11.941/09 Tax Installment Payment Program

In November 2009 the Company joined the Tax Installment Payment Program introduced by Law 11.941/09, aiming at regularizing tax liabilities through a special payment system and installment of tax obligations and social security.

The group decided to pay all tax debts with judicial deposits in cash. The Group awaits the approval by the Federal Revenue Service (RFB) and the National Treasury Attorney General’s Office (PGFN) of these amounts, which total R$9,942.

National Minerals SA (NAMISA), incorporated by Congonhas Ores on December 31, 2015, and now consolidated in these financial statements at December 27, 2013 and November 25, 2014 has chosen to include some debts in the program installment introduced by Law 11,941 / 2009, due to the reopening of the deadlines for accession brought by Law No. 12,865 / 13 and 12,996 / 14, respectively

•       Installment Payment Program, Federal law 12.865/13

NAMISA also chose to include in the tax installment plan established by Article 40 of Law No. 12,865 / 13, the income tax debts and based on the profits of subsidiaries located abroad from 2009 to 2012, resulting from the application of Article 74 MP 2158-35 / 2001.

16.b) Other tax installments (regular and other)

Some Group companies have installment payment plans with the Federal Revenue Service and state tax authorities.

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Tax	143,852	129,524	82,472	77,836
Social security	70,174	62,277	46,193	46,193
Labor	478,611	444,243	165,027	136,396
Civil	128,451	106,143	24,634	17,897
Environmental	17,646	3,981	1,697	1,697
Judicial deposits			8,519	8,785
	838,734	746,168	328,542	288,804

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2015 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2014	Additions	Accrued charges	Net utilization of reversal	12/31/2015
Tax	129,524	120,673	7,841	(114,186)	143,852
Social security	62,277		7,897		70,174
Labor	444,243	213,543	61,445	(240,620)	478,611
Civil	106,143	34,951	35,372	(48,015)	128,451
Environmental	3,981	20,401	284	(7,020)	17,646
	746,168	389,568	112,839	(409,841)	838,734

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses to which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

Labor lawsuits

As of December 31, 2015, the Group is a defendant in 7,541 labor lawsuits, for which a provision has been recorded in the amount of R$478,611 (R$444,243 as of December 31, 2014). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2015 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$128,451 as of December 31, 2015 (R$106,143 as of December 31, 2014)

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$17,646 as of December 31, 2015 (R$3,981 as of December 31, 2014)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not, until the moment, a complete diagnostic of the risks and so the Company has not estimated the costs for those claims.

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

▪  Other administrative and judicial proceedings

The table below shows a summary of the balance of the main legal matters compared with the balance at December 31, 2014 and 2015.

	12/31/2015	12/31/2014
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	7,743,501	7,068,252
Income tax / Social contribution - Assessment Notice and Imposition of Fine (AIIM) - - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa (*)	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	1,105,793
Tax foreclosures - ICMS - Electricity credits	785,043	742,727
Installments MP 470 - alleged insufficiency of tax losses	587,205	521,340
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,015,355	523,171
Assessment notice for an alleged nonpayment of taxes- IRPJ/CSLL - foreign subsidiaries (2010)	526,047	476,316
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - Profits earned abroad 2008 (*)	306,136
Disallowance of the ICMS credits - Transfer of iron ore	516,581	446,907
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary	277,389	257,536
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	252,112	230,261
Disallowance of the tax losses arising on adjustments to the SAPLI	409,323	362,489
Assessment Notice - ICMS - shipping and return merchandise for Industrialization (*)	541,338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside (*)	170,835
Other tax (federal, state, and municipal) lawsuits.	2,537,626	2,870,796
Social security lawsuits	289,923	299,341
Annulment action filed by CSN against CADE	70,423	63,463
Other civil lawsuits	763,576	382,641
Labor and social security lawsuits	1,032,678	1,069,663
Environmental lawsuits	359,046	115,024
	21,540,763	15,429,927

 (*) Namisa lawsuits that after the drop down started to reflect in the CSN financial statements.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

During the second quarter 2015, in line with the Company's accounting policy of prognostic losses of ongoing processes, the management has reevaluated its environmental contingencies, supported by its internal and external legal counsel.

As a result of this work, there was an increase of the possible risk of loss amounting R$ 244,022.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated
	12/31/2015	12/31/2014
Environmental liabilities	262,290	211,544
Asset retirement obligations	66,641	26,995
	328,931	238,539

18.a) Environmental liabilities

As of December 31, 2015, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount the provision to present value through December 31, 2015 was 10.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in IAS 37.

18.b) Asset retirement

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

The accounting balances that refer to the provision for decommissioning were transferred to Congonhas Minérios,

The increase of liabilities in the period is due to an update on estimated cost of closing iron ore mines.

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore, which represents an increase of 85% compared to the amounts certified in the last audit on April 2007.

Therefore, it indicated a need to review liabilities and update assumptions for mine closure, completion of mining activities in the future and decommissioning of assets linked to the mine, the result is an increase of liabilities amounting R$ 39,646.

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

19.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 51.41% of the voting shares.

The Rio Iaco Participações S.A. holds 4.29% of CSN’s voting capital.

•       Liabilities

Companies	Proposed	Paid
	Dividends	Dividends
Vicunha Siderurgia (*)		282,571
Rio Iaco		23,568
Total at 12/31/2015		306,139
Total at 12/31/2014	152,966	220,349

(*) As of June 30, 2015 Vicunha Steel began to directly control CSN due to the merger of Vicunha Siderurgia by Vicunha Aços on that date.

Vicunha steel’s corporate structure is as follows (unaudited information):

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 60% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

19.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-Current		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Trade receivables (note 6)	61,366	153,737			61,366	153,737
Dividends receivable (note 6)	27,817	59,470			27,817	59,470
Actuarial asset (note 8)			114,433	97,173	114,433	97,173
Loans (note 8)		517,493	373,214	117,357	373,214	634,850
Other receivables (note 8)	9,420	15,780	29,020	7,037	38,440	22,817
	98,603	746,480	516,667	221,567	615,270	968,047
Liabilities
Other payables (Note 14)
Accounts payable	6,798	2,681		546	6,798	3,227
Advances from customers		247,077		9,236,170		9,483,247
Trade payables	67,443	63,165			67,443	63,165
Actuarial liabilities			514,368	587,755	514,368	587,755
	74,241	312,923	514,368	9,824,471	588,609	10,137,394
Statement of income
Revenues
Sales	725,285	1,177,860
Interest	65,084	50,631
Expenses
Purchases	(1,103,428)	(1,047,423)
Interest	(1,333)	(423,621)
	(314,392)	(242,553)

•       By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs. Net	Total
Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)		133,283	133,283					(4,559)	15,887	11,328
Others	14,151		14,151	2,742		2,742
	14,151	133,283	147,434	2,742		2,742		(4,559)	15,887	11,328
Joint ventures
CGPAR Construção Pesada S.A.	3,484		3,484	24		24
Nacional Minérios S.A.							113,563	(198,378)	6,424	(78,391)
MRS Logística S.A.	26,415		26,415	32,284		32,284		(725,710)		(725,710)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	7,380		7,380	11,015		11,015	48	(166,945)		(166,897)
Transnordestina Logística S.A (2)		222,727	222,727	26,880		26,880			23,380	23,380
	37,279	222,727	260,006	70,203	-	70,203	113,611	(1,091,033)	29,804	(947,618)
Other related parties			-			-
CBS Previdência		114,433	114,433		514,368	514,368		-		-
Fundação CSN	-	-	-	126		126		(2,152)	3	(2,149)
Banco Fibra			-			-			15,592	15,592
Usiminas	182		182			-	12,289	(1,230)		11,059
Panatlântica	46,991		46,991	-		-	597,998			597,998
Ibis Participações e Serviços			-			-		(4,324)		(4,324)
Taquari Participações S.A.			-			-		(130)		(130)
	47,173	114,433	161,606	126	514,368	514,494	610,287	(7,836)	15,595	618,046
Associates
Arvedi Metalfer do Brasil S.A.		46,224	46,224	1,170		1,170	1,387		2,465	3,852
Total em 12/31/2015	98,603	516,667	615,270	74,241	514,368	588,609	725,285	(1,103,428)	63,751	(314,392)
Total em 12/31/2014	746,480	221,567	968,047	312,923	9,824,471	10,137,394	1,177,860	(1,047,423)	(372,990)	(242,553)

1. Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the joint venture Transnordestina Logística S.A. The contract has a 102.5% of CDI interest rate and maturity expected in June 2017.

2. Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% of CDI with final maturity in June 2017. As of December 31, 2015, borrowings total R$222,727 (R$141,358 as of December 31, 2014)

19.c) Other unconsolidated related parties

•       CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 27.

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

19.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2015.

	12/31/2015	12/31/2014
	Statement of Income
Short-term benefits for employees and officers	47,578	34,861
Post-employment benefits	311	116
	47,889	34,977

20.   SHAREHOLDERS' EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2015 and 2014 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

20.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2015 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

20.d) Ownership structure

As of December 31, 2015, the Company’s ownership structure was as follows:

			12/31/2015			12/31/2014
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.34%
Rio Iaco Participações S.A. (**)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.28%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	12,788,231	0.92%	0.94%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	336,435,464	24.25%	24.79%	342,466,899	24.68%	25.20%
BM&FBovespa	235,846,169	17.00%	17.38%	239,010,634	17.23%	17.59%
	1,357,133,047	97.81%	100.00%	1,358,974,147	97.94%	100.00%
Treasury shares	30,391,000	2.19%		28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) As From June 30, 2015, CSN became directly controlled by Vicunha Aços, considering the incorporation of Vicunha Siderurgia by Vicunha Aços on that date.

(**) Rio Iaco Participação S. A. is a company part of the control group.

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury

1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1) On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 treasury shares, respectively, without change in the Company’s share capital.

As of December 31, 2015, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 12/31/2015 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 121,564

(*) Using the last share quotation on BM&FBovespa as of December 31, 2015 of R$4.00 per share.

20.f) Policy on investments and payment of interest on capital and dividends

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

20.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2015	12/31/2014	12/31/2013
	CommonShares
(Loss) profit for the year, net
Attributable to owners of the Company	1,257,896	(105,218)	509,025
Weighted average number of shares	1,357,150	1,413,697	1,457,970
Basic and diluted EPS	0.92687	(0.07443)	0.34913

21.   PAYMENT TO SHAREHOLDERS

The Company's Bylaws provides for a minimum  dividend distribution 25% of adjusted net income as provided by law, the holders of its shares.

On March 11, 2015 the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend concerning the period  2015,  from the retained earnings reserve (statutory working capital reserve), the amount of R$275,000 in dividends, corresponding to R$0,202633043. The dividends were paid as from March 19, 2015, without inflation adjustment.

Dividends are calculated pursuant to the Company’s bylaws and in compliance with the Brazilian Corporate Law. The table below shows the calculation of dividends and interest on capital approved for 2015:

12/31/2015
Profit for the year	1,257,896
Capital reserve	(62,895)
Profit for allocation	1,195,001

Allocation:
Dividends approved on March 11, 2015	(275,000)
Destined to profits reserve to be realized (*)	(23,750)
Transferred to statutory reserve for investment and working capital	(896,251)

In current liabilities
Balance of dividends payable as December 31, 2014	277,097
Dividends approved on March 11, 2015	275,000
Dividends paid in 2015	(549,835)
Balance of dividends payable as December 31, 2015	2,262

Weighted average number of shares	1,357,150
Dividends per share approved	0.20263

(*) The Company's management, supported by art. 197 of Law 6.404 / 76, is proposing ad referendum to the Annual General Meeting, in order to retain part of the minimum mandatory dividends in line account item Profit Reserve to realize, as there is no profit realized in 2015 year.

The tables below show the history of dividends and interest on capital approved and paid:

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	12/31/2015	12/31/2014	12/31/2013
Gross revenue
Domestic market	10,313,874	13,061,229	14,635,703
Foreign market	7,726,761	6,247,489	6,143,242
	18,040,635	19,308,718	20,778,945
Deductions
Cancelled sales and discounts	(308,029)	(167,483)	(206,109)
Taxes on sales	(2,400,754)	(3,015,003)	(3,260,404)
	(2,708,783)	(3,182,486)	(3,466,513)
Net revenue	15,331,852	16,126,232	17,312,432

23.   EXPENSES BY NATURE

	12/31/2015	12/31/2014	12/31/2013
Raw materials and inputs	(4,902,546)	(5,125,417)	(5,998,881)
Labor cost	(1,900,260)	(1,716,995)	(1,590,892)
Supplies	(1,097,814)	(1,097,940)	(1,145,772)
Maintenance cost (services and materials)	(1,072,437)	(1,072,664)	(1,297,377)
Outsourcing services	(3,292,763)	(2,544,553)	(2,117,701)
Depreciation, amortization and depletion (Note 10 a)	(1,135,772)	(1,245,131)	(1,093,830)
Other	(304,534)	(270,040)	(538,218)
	(13,706,126)	(13,072,740)	(13,782,671)

Classified as:
Cost of sales	(11,799,758)	(11,592,382)	(12,422,706)
Selling expenses	(1,436,000)	(1,041,975)	(874,875)
General and administrative expenses	(470,368)	(438,383)	(485,090)
	(13,706,126)	(13,072,740)	(13,782,671)

24.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2015	12/31/2014	12/31/2013
Other operating income
Indemnities/gains on lawsuits	5,189	39,693	51,737
Rentals and leases	1,150	1,080	817
Reversal of provisions	5,020	20,790	7,972
Dividends received	5,794	328
Untimely PIS/COFINS/ICMS credits	234,287		404
Contractual fines	2,200	7,963
Gain on loss of control over Transnordestina			473,899
Gain on business combination (note 3)	3,413,033
Reversal of actuarial liability/provision for actuarial asset	8,702	166	985
Other revenues	50,507	20,468	30,249
	3,725,882	90,488	566,063

Other operating expenses
Taxes and fees	(18,282)	(57,711)	(103,446)
Write-off of judicial deposits	(24,145)	(77,892)
Provision for environmental risks	(41,697)	160,980
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(279,619)	(191,127)	(254,062)
Contractual fines	(309)	(7,464)	(6,479)
Depreciation of unused equipment and amortization of intangible assets (Note 10 a)	(41,068)	(36,354)	(61,763)
Residual value of permanent assets written off (Note 10)	(6,466)	(15,232)	(31,660)
Provision for losses /reversals of slow-moving and obsolescence (Note 7)	1,154	(10,396)	5,975
Losses on spare parts	(55,790)	(26,432)
Studies and project engineering expenses	(38,138)	(48,807)	(89,878)
Research and development expenses	(3,363)	(3,406)	(5,810)
Impairment loss adjustment			(48,469)
Healthcare plan expenses	(56,838)	(54,319)	(55,720)
Impairment of available-for-sale financial assets	(555,298)	(205,000)	(5,002)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(4,801)	(37,308)	(129,743)
Impairment of the Transnordestina old railway network			(216,446)
Provisions for industrial restructuring	(122,854)
Other expenses	(86,817)	(46,659)	(131,705)
	(1,334,331)	(657,127)	(1,134,208)
Other operating expenses, net	2,391,551	(566,639)	(568,145)

25.   FINANCE INCOME (COSTS)

	12/31/2015	12/31/2014	12/31/2013
Finance income
Related parties (Note 19 b)	65,084	50,631	25,576
Income from short-term investments	216,971	82,103	125,685
Gain form derivative (*)	870
Other income (**)	209,062	38,818	20,723
	491,987	171,552	171,984
Finance costs
Borrowings and financing - foreign currency	(938,047)	(718,281)	(743,276)
Borrowings and financing - local currency	(2,116,149)	(1,806,568)	(1,559,312)
Related parties (Note 19 b)	(1,333)	(423,621)	(421,659)
Capitalized interest (Notes 10 and 31)	166,366	165,789	490,747
Losses on derivatives (*)	(4,956)	(4,869)	(21,643)
Interest, fines and late payment charges	(20,560)	(76,704)	(72,065)
REFIS effect net- Law 11,941/09		(52,036)	(277,032)
Other finance costs	(210,568)	(187,688)	(135,500)
	(3,125,247)	(3,103,978)	(2,739,740)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	44,412	(109)	(37,858)
Exchange differences, net	(1,630,530)	(391,767)	97,969
Exchange gain (losses) on derivatives (*)	846,328	242,869	(3,954)
	(739,790)	(149,007)	56,157

Finance costs, net	(3,373,050)	(3,081,433)	(2,511,599)

(*) Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap	(18)	(12,735)	11,172
Dollar-to-real swap (NDF)	785,702	213,602	(597)
Future Dollar	25,381		(13,190)
Dollar-to-euro swap (NDF)	39,668	33,397	4,035
Dollar-to-euro swap	(4,405)	8,605	(5,374)
	846,328	242,869	(3,954)
Libor-to-CDI swap		(943)	(4,268)
Fixed rate-to-CDI swap	(4,956)	(3,926)	(17,375)
CDI-to-Fixed rate swap	870
	(4,086)	(4,869)	(21,643)
	842,242	238,000	(25,597)

(*) It refers mainly to gain on repurchase of debt securities amounting to R$166,642.

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

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

 The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, as well as Congonhas Minérios S.A., which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining activities from December 2015. In this context, the new company, called Congonhas Minérios S.A., holds the TECAR concession, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015.

Moreover, CSN controls a Estanho de Rondônia S.A. company mining units and tin casting.

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

For the 2015 closure, after the combination of mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results shall consider all of this new company.

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures, corresponding  Namisa 60% from January to November and Namisa 100% on December.

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

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in IFRS; it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	12/31/2015	12/31/2014	12/31/2013
(Loss) profit for the year	1,615,951	(112,267)	533,994
Depreciation (Note 10 a)	1,135,772	1,245,131	1,093,830
Income tax and social contribution (Note 15)	188,624	(151,153)	74,161
Finance income (cost) (Note 25)	3,373,050	3,081,433	2,511,599
EBITDA	6,313,397	4,063,144	4,213,584
Other operating income (expenses) (Note 24)	(2,391,551)	566,639	568,145
Equity in results of affiliated companies	(1,160,348)	(331,160)	(158,138)
Proportionate EBITDA of joint ventures	489,922	430,547	780,606
Adjusted EBITDA (*)	3,251,420	4,729,170	5,404,197

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

As of December 31, 2015 CBS had 33,065 participants (34,426 as of December 31, 204), of whom 18,430 were active contributors (19,279 as of December 31, 2014), 13,965 were retired employees (14,379 as of December 31, 2014), and 670 were related beneficiaries (788 as of December 31, 2014). Out of the total participants as of December 31, 2015, 12,091 belonged to the defined benefit plan, 14,960 to the mixed plan, 1,595 to the CBSPrev Namisa plan, and 4,419 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2015 CBS held 20,143,031 common shares of CSN (12,788,231 common shares as of December 31, 2014). The total plan assets of the entity amounted to R$4.5 billion as of December 31, 2015 (R$4.2 billion as of December 31, 2014). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans 35% of the average salary” and “average salary supplementation plan, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2014 and 2015, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

27.a) Description of the pension plans

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

27.b) Investment policy

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

27.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

				Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 8 and 14)	114,443	97,173	25,294	11,275
Post-employment healthcare benefits			489,074	576,480
	114,443	97,173	514,368	587,755

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2015	12/31/2014
Present value of defined benefit obligation	2,430,381	2,508,441
Fair value of plan assets	(2,684,736)	(2,745,834)
(Surplus)	(254,355)	(237,393)
Restriction to actuarial assets due to recovery limitation	165,216	151,495
(Assets), net	(89,139)	(85,898)
Liabilities	25,294	11,275
Assets	(114,433)	(97,173)
Net (assets) recognized in the balance sheet	(89,139)	(85,898)

The movement in the present value of the defined benefit obligation during 2015 is as follows:

	12/31/2015	12/31/2014
Present value of obligations at the beginning of the year	2,508,441	2,263,012
Cost of service	1,807	10,114
Interest cost	293,533	255,573
Benefits paid	(235,541)	(209,891)
Actuarial loss/(gain)	(137,859)	189,633
Present value of obligations at the end of the year	2,430,381	2,508,441

The movement in the fair value of the plan assets during 2015 is as follows:

	12/31/2015	12/31/2014
Fair value of plan assets at the beginning of the year	(2,745,834)	(2,684,783)
Expected return on plan assets	(322,460)	(305,469)
Benefits paid	235,830	209,891
Actuarial gains	147,728	34,527
Fair value of plan assets at the end of the year	(2,684,736)	(2,745,834)

The amounts recognized in the income statement for the year ended December 31, 2015 are comprised as follows:

	12/31/2015	12/31/2014
Cost of current service	1,807	10,114
Interest cost	293,533	255,573
Expected return on plan assets	(322,460)	(305,469)
Interest on the asset ceiling effect	18,422	39,733
	(8,698)	(49)
Total unrecognized costs (income) (*)	4	117
Total (income) recognized in the income statement	(8,702)	(166)
Total (income), net (*)	(8,698)	(49)

(*) Effect of the limit of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2015 is as follows:

	12/31/2015	12/31/2014
Actuarial losses and (gains)	9,869	224,160
Restriction due to recovery limitation	(4,208)	(224,099)
	5,661	61
Actuarial losses and (gains) recognized in other comprehensive income	5,665	178
Unrecognized actuarial (gains) (*)	(4)	(117)
Total cost of actuarial losses and (gains)	5,661	61

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by IAS 19:

12/31/2014
Loss due to change in demographic assumptions	(6,298)
Loss due to change in financial assumptions	(250,280)
Loss due to experience adjustments	118,718
Return on plan assets (less interest income)	147,729
Actuarial losses	9,869

The history of actuarial gains and losses is as follows:

	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Present value of defined benefit obligations	2,430,381	2,508,441	2,263,012	2,666,261	2,153,649
Fair value of plan assets	(2,684,736)	(2,745,834)	(2,684,783)	(2,923,483)	(2,384,450)
(Surplus)	(254,355)	(237,393)	(421,771)	(257,222)	(230,801)
Experience adjustments to plan obligations	(137,859)	189,633	(439,983)	484,524	141,674
Experience adjustments to plan assets	147,728	34,527	(293,159)	456,393	(81,038)

The main actuarial assumptions used were as follows:

	12/31/2015	12/31/2014
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded
Nominal discount rate	13.43%	12.20%
Inflation rate	5.70%	5.70%
Nominal salary increase rate	6.76%	6.76%
Nominal benefit increase rate	5.70%	5.70%
Rate of return on investments	13.43%	12.20%
General mortality table	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender
	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Light Median	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2015		12/31/2014
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	19.55
Female	23.02	22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	42.69	41.59
Female	46.29	45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2015		12/31/2014
Variable income	25,801	0.96%	38,167	1.61%
Fixed income	2,492,324	92.83%	2,538,297	93.59%
Real estate	124,306	4.63%	112,900	3.24%
Other	42,305	1.58%	56,470	1.56%
Total	2,684,736	100.00%	2,745,834	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the mixed supplementary benefit plan, which has defined contribution components, the expense as of December 31, 2015 was R$29,887 (R$31,053 as of December 31, 2014  ).

For the defined contribution plan CBSPrev Namisa, the expense in 2015 was R$1,192 (R$1,637 as of December 31, 2014).

For the defined contribution plan CBSPrev, the expense in 2015 was R$4,460 (R$1,959 as of December 31, 2014).

27.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2016.

For the mixed supplementary benefit plan, which includes defined contribution components, contributions of R$30,498 are forecasted to be paid in 2016.

27.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2015 is as follows:

                                                                                                                                                                        12/31/2015

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	55	(69)	(188)	134	(945)	966
Effect on present value of obligations	(11,786)	12,640	(54,702)	58,756	(28,598)	31,054

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					500	(425)
Effect on present value of obligations			2	(2)	2,960	(2,516)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	399	(373)	1,521	(1,418)
Effect on present value of obligations	3,109	(2,908)	11,903	(11,099)

Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(955)	941	(3,849)	3,752	(434)	432
Effect on present value of obligations	(7,083)	6,981	(28,686)	27,964	(3,948)	3,878

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2015
Year1	223,969
Year 2	240,938
Year3	251,011
Year 4	261,150
Year 5	271,337
Next 5 years	1,507,452
Total forecast payments	2,755,857

27.f) Post-employment health care plan

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

The amounts recognized in the balance sheet were determined as follows:

	12/31/2015	12/31/2014
Present value of obligations	489,074	576,480
Liabilities	489,074	576,480

The reconciliation of the healthcare benefit liabilities is as follows:

	12/31/2015	12/31/2014
Actuarial liability at the beginning of the year	576,480	473,966
Cost of current service	67,620	53,707
Sponsor's contributions transferred in prior year	(57,525)	(46,191)
Recognition of loss/(gain) for the year	(97,501)	94,998
Actuarial liability at the end of the year	489,074	576,480

For the post-employment healthcare benefit plan, the expense as of December 31, 2015 was R$56,838 (R$54,319 as of December 31, 2014).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2015	12/31/2014
Actuarial gain (loss) on obligation	(97,501)	94,998
Gain (loss) recognized in shareholders' equity	(97,501)	94,998

The history of actuarial gains and losses is as follows

	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Present value of defined benefit obligation	489,074	576,480	473,966	547,652	457,377
Deficit	489,074	576,480	473,966	547,652	457,377
Experience adjustments to plan obligations	(97,501)	94,998	(88,159)	77,182	84,575

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2015	12/31/2014
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2015	12/31/2014
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N/A	n/a
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	13.43%	12.20%
Inflation	5.70%	5.70%
Nominal increase in medical cost based on age	6,23% - 8,87%	6.23% - 8.87%
Nominal medical costs growth rate	8.87%	8.87%
Average medical cost	515.37	417.12

27.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2015 is as follows:

		12/31/2015
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	119	(159)
Effect on present value of obligations	(16,615)	17,905

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	5,449	(4,750)
Effect on present value of obligations	40,673	(35,471)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(3,084)	3,184
Effect on present value of obligations	(22,967)	23,708

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2015
Year 1	49,755
Year 2	51,975
Year 3	54,141
Year 4	56,219
Year 5	58,180
Next 5 years	314,470

Total forecast payments	584,740

28.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Transnordestina Logísitca	R$	Up to 19/09/2056 and indefinite	2,544,600	2,451,682	39,559	38,766	5,991	5,975	2,590,150	2,496,423
FTL - Ferrovia Transnordestina	R$	15/11/2020	81,700	140,550			450	142	82,150	140,692
CSN Cimentos (*)						26,423		39,776		66,199
Cia Metalurgica Prada	R$	Minute 10/02/2016 and indefinite			333	10,133	19,340	19,340	19,673	29,473
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	9/22/2022	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Estanho de Rondônia								106		106
Outros (**)	R$	1/1/2016	12,000						12,000

Total in R$			4,639,303	4,593,235	42,721	78,151	25,781	65,339	4,707,805	4,736,725
CSN Islands IX				400,000						400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
CSN Handel				100,000						100,000
Total in US$			2,950,000	3,450,000					2,950,000	3,450,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Perpetual	25,000	25,000					25,000	25,000
Total in EUR			145,000	145,000					145,000	145,000
Total in R$			12,135,468	9,631,805					12,135,468	9,631,805
			16,774,771	14,225,040	42,721	78,151	25,781	65,339	16,843,273	14,368,530

(*) Company incorporated in May 2015.

(**) Guarantees for the subsidiaries Companhia Metalurgica Prada, Cia Metalic Nordeste, Sepetiba Tecon, Nacional Minérios, CSN Energia and Ersa.

29.   COMMITMENTS

29.a) Take-or-pay contracts

As of December 31, 2015 and 2014, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period (in millions of R$)
Type of service	2014	2015	2016	2017	2018	2019	After 2019	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	263,266	197,646	624,459	595,951	595,951	595,951	3,916,115	6,328,427
Unloading, storage, movement, loading and railroad transportation services.	5,570
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,011,416	1,023,465	342,817	32,205	32,205	32,205	64,409	503,841
Processing of slag generated during pig iron and steel production	49,739	104,013	18,743	8,507	8,507	7,074	22,988	65,819
Manufacturing, repair, recovery and production of ingot casting machine units.	40,250	127,776	2,885					2,885
	1,370,241	1,452,900	988,904	636,663	636,663	635,230	4,003,512	6,900,972

29.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2015 fall due according to the schedule set out in the following table:

Concession	Type of service	2016	2017	2018	2019	After 2019	Total
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,229	8,229	8,229	8,229	65,832	98,748
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession agreement expires in 2022, renewable for another 25 years.	125,326	125,326	125,326	125,326	3,509,116	4,010,420
Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	27,927	27,927	27,927	27,927	181,523	293,231
		161,482	161,482	161,482	161,482	3,756,471	4,402,399

29.c) Projects and other commitments

•          Transnordestina project

The Transnordestina project includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts a 55% progress and completion is estimated for 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A. to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

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

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

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

30.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Presidente Vargas, Congonhas Minérios, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

31.   ADDITIONAL INFORMATION TO CASH FLOWS

In 2015, the Company incorporated the subsidiary CSN Cement and realized the drop down of Casa the Pedra, Tecar, investment in Namisa and MRS assets. Part of the net assets, shown in note 9, is not included in the statement of cash flows.

In addition, the following table provides additional information on transactions related to the statement of cash flows:

		Consolidated
	12/31/2015	12/31/2014
Income tax and social contribution paid	134,920	98,040
Addition to PP&E with interest capitalization	166,366	165,789
Acquisition of fixed assets without adding cash	566,413
Subsidiary capitalization from granted loan	3,229
	870,928	263,829

32.     SUBSEQUENT EVENTS

• Usiminas

As of March 2016, the Usiminas’ Board of Directors approved a capital increase amounting to R$64,882, through the issuance of 50,689,310 preferred shares. Consequently on April 22, 2016 CSN exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares.

The Usiminas’ Board of Directors approved in April 2016 an increase in its share capital amounting to R$1,000,000, through the issuance of 200,000,000 new common shares, with a deadline for exercising the preferential right to acquire the said shares up to 23 May 2016. The company continues to evaluate alternatives related to the investment in Usiminas, including additional purchases of shares.

On April 28, 2016, CSN elected, for two years term of office, two fixed and two alternate members in the Usiminas’ Board of Directors and, for one year term, one fixed and one alternate member in the Usiminas’ Fiscal Committee. The election was made possible through the flexibility and exceptional decision from CADE (Administrative Council for Economic Defense) in relation to the TCD (Performance Commitment Agreement) signed by CSN and the said Council in 2014. The mentioned decision´s flexibility was approved by the majority of CADE's Board at the meeting on 27 April 2016.

• Conduct Adjustment Agreement

On April 12, 2016 CSN entered into a Conduct Adjustment Agreement with the Environment Department of the State of Rio de Janeiro, the Environment Control Commission of the State of Rio de Janeiro and the Environment Institute of the State of Rio de Janeiro (INEA) comprising the resolution of all pending environmental issues related to the Presidente Vargas Steelworks (UPV), thereby ensuring the continuation of its operations.

By September 2017, CSN will invest R$178 million in production process improvements, which are not accrued in this consolidated interim financial information, and will pay R$22 million to INEA to be used in environmental programs in Volta Redonda region. These related compensations of R$22 million were substantially recorded as provision for contingencies as of March 31, 2016.

Deloitte Touche Tohmatsu

Nacional Minérios S.A. Financial Statements For the Eleven Month-Period Ended November 30, 2015 and Independent Auditor’s Report Deloitte Touche Tohmatsu Auditores Independentes

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

Nacional Minérios S.A.

Nacional Minérios s.a.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30, 2015 AND YEAR ENDED DECEMBER 31, 2014

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.         GENERAL INFORMATION

Nacional Minérios S.A. (“Company” or “Namisa”) is a private corporation, incorporated in November 2006 and domiciled in Brazil, with its registered head office located in Congonhas, State of Minas Gerais.

The Company and its subsidiaries included in the consolidated financial statements carries out their mining operations in the Ferriferous Quadrilateral, in the State of Minas Gerais, where they have ore mining rights and iron ore processing facilities. The Company also has an integrated logistics network, by means of long-term contracts with MRS and Congonhas, consisting on a railroad and port facilities, respectively, used to ship its production. This integrated logistics network allows transporting the iron ore produced in Congonhas, Ouro Preto, Itabirito, Rio Acima, and Nova Lima, in the State of Minas Gerais, to Itaguaí, in the State of Rio de Janeiro.

Own iron ore, added to the iron ore purchased from third parties, was substantially sold in the international market, mostly in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, as a result of several factors related to worldwide demand, strategies adopted by the main steel producers and the foreign exchange rate. All these factors are beyond the Company’s control.

Change of control and liquidation of Namisa

The Company was jointly controlled until November 30, 2015 under a Shareholders’ Agreement entered into Companhia Siderúrgica Nacional (“CSN”), which holds 60% of Namisa shares, and an Asian Consortium formed by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Kobe Steel Ltd., Nisshin Steel Co.  Ltd. and China Steel Corp, which jointly hold 40% of the Company’s shares.

On December 11, 2014, the CSN Board of Directors approved the establishment of a strategic alliance with the Asian Consortium (“Transaction”). The Transaction consisted of a business combination whereby the Asian Consortium negotiated its equity interest of the Company (40%) to participate in Company Congonhas Minérios S.A. (“Congonhas”), a mining subsidiary of CSN.

The Transaction was concluded through the signing of an Investment Agreement, a new Congonhas Shareholders Agreement and a new Namisa Shareholders Agreement on November 30, 2015. As from this date, Namisa became fully controlled by Congonhas. Although certain corporate steps and financial settlements were concluded on December 31, 2015, all the risks and rewards related to Namisa’s equity instruments were transferred to Congonhas on November 30, 2015.

Based on Investment Agreement, CSN and Asian Consortium agreed to transfer the assets related of mining rights of Fernandinho, Cayman and Pedras Pretas to Mineração Nacional S.A., a company controlled by CSN. The total amount of net assets transferred to CSN in the

Nacional Minérios S.A.

transaction is described in the note 25. The transaction was conclude through a capital reduction made on November 30, 2015.

The parties also agreed that Namisa Handel GmbH, an indirect subsidiary of the Company, acquires CSN Handel GmbH, a foreign subsidiary company controlled by CSN. Both steps of the transaction was concluded on November 30, 2015 and was reflected in these financial statements. Detailed information is provided in the note 3.1.

As result of the conclusion of the transaction between CSN and Asian Consortium, on December 31, 2015, the Company was incorporated by Congonhas. Since January 1st, 2016, the operations of Namisa’s assets was carried out by Congonhas.

As a result of the transaction, these financial statements are being prepared to be included at the 20-F filing of CSN and are presented for the period through the date that CSN had an equity interest in Namisa.

2.         BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared based on the historical cost basis, except for certain financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The basis of presentation also considers that the company will be incorporate by Congonhas on December 31, 2015, and Congonhas will assume its rights and obligations.

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

Nacional Minérios S.A.

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

Depreciation is recognized using the straight-line method, based on the estimated useful lives of each part of an item of property, plant and equipment, and ore deposits depletion is calculated based on the ore volume extracted as compared to the mineable reserve, as this is the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

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

h)     Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Noncurrent assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

i)       Intangible assets

Refer basically to goodwill arising on the acquisition of subsidiary already merged, as detailed in note 12, recognized as the positive difference between the price paid and the net fair value of the acquirer’s assets and liabilities.

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

Nacional Minérios S.A.

l)       Loans and financing

Adjusted through the end of the reporting period according to exchange fluctuations or for inflation indexes, and the financial charges incurred, as contractually agreed.

m)   Employee benefits –pension fund and variable compensation program

The Company sponsors a pension plan created in 2012, managed by a private pension fund (CBSPREV Namisa), which grants employees defined contribution pension benefit and defined risk benefits (sickness allowance, disability retirement pensions, and survivors’ pensions), funded by the sponsor (50%) and by the employees (50%).

The regular contributions to the pension plan cover the net costs and are recognized in the income statement for the period when they become due. The Company’s obligation is limited to the monthly contributions made during the time an employee is working. As the risk benefits are fully tended by employees, the Company only recognizes a liability when the fund accumulated for this purpose is insufficient to cover the benefits provided.

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

Nacional Minérios S.A.

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

Nacional Minérios S.A.

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

Nacional Minérios S.A.

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

v)     New standards, amendments to and interpretations of standards that are not yet effective

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Group for eleven months ended November 30, 2015:

Standard	Description	Effective date
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets – in May 2014 these accounting standards were revised to clarify that the revenue method will no longer be permitted for depreciation or amortization purposes.	2016
IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures – in September 2014 a revision was issued proposing that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 to an investor’s subsidiary or joint venture should only be recognized to the extent of the unrelated investors' interests in the subsidiary or joint venture.	2016
IFRS 7	Financial Instruments: Disclosures – in September 2014 the IASB revised IFRS 7 to provide guidance to clarify whether a servicing contract is continuing involvement and that the additional disclosure requirements are not specific for interim reporting periods. This change has not yet been ratified by the CPC and should be adopted from 2016, with earlier application permitted.	2016

Nacional Minérios S.A.

Standard	Description	Effective date
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

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS 11	The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 for a business combination. The amendments also make it clear that the equity interest previously held in a joint operation is not re-measured on the acquisition of an additional equity interest in the same joint operation for as long as joint control is retained.	2016
IFRS15	Revenue from Contracts with Customers. This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized. IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.	2018
IFRS16	Defines the principles for recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS17 - Leases and related interpretations.	2019

There are no other standards, amendments to standards and interpretations not yet effective that the Group expects to have a material impact on its financial statements.

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

	Equity interests (%)
Companies	2015	2014	Main activities

Direct interest:
Full consolidation
Namisa International Minérios, S.L.U.	100.00	100.00	Financial transactions, product sales and holding equity interests

Indirect interests:
Full consolidation
Namisa Europe, LDA.	100.00	100.00	Ore sale and financial transactions
Namisa Handel GmbH	100.00	100.00	Ore sale and financial transactions
CSN Handel GmbH	100.00	-	Ore sale and financial transactions
Namisa Ásia Limited	100.00	100.00	Commercial representation

3.1 ACQUISITION OF CSN HANDEL GMBH

On November 30, 2015 Namisa’s subsidiary Namisa Handel GmbH acquired from CSN its wholly-owned subsidiary CSN Handel GmbH. This acquisition was foreseen in the Investment Agreement entered into by CSN and the Asian Consortium, as mentioned in Note 1, as part of the restructuring of the mining activities concentrated on Congonhas Minérios S.A. The purpose of Namisa Handel and CSN Handel is to trade iron ore in the international market.

As per the Investment Agreement the transaction price shall be paid up to 4 months as from the transaction date and was determined considering the net assets at their book value as of November 30, 2015, which was of R$71,720. The transaction did not generate gain nor loss.

The assets acquired and the liabilities assumed of CSN Handel, which were merged into Namisa, are described in Note 25.

In accordance with IFRS 3, this transaction was considered a business combination under common control and was recorded at book value and, consequently, the acquisition method was not applied.

Nacional Minérios S.A.

4.         CASH AND CASH EQUIVALENTS

	2015	2014

Cash and bank deposit accounts	16,009	2,105
Short-term investments
In Brazil (a)	150,791	516,743
Abroad (b)	366,970	4,980,291
	517,761	5,497,034
Total	533,770	5,499,139

(a)   Fixed income - are investments in Bank Deposit Certificates (CDBs) and debentures with yield linked to the variation of the Interbank Deposit Certificate (CDI).  These investments yield approximately 100% of the CDI variation and can be immediately redeemed by the Company, without risks of significant changes in their carrying amount.

(b)   Time deposits - temporary deposits in prime banks with daily liquidity, yielding fixed rates until 0.82% per year (0.35% to 0.55% per year in 2014).

5.         TRADE RECEIVABLES

	2015	2014

Current:
Trade receivables - related parties (note 8)	180,068	2,751
Foreign customers	540,991	123,975
Total	721,059	126,726

As of November 30, 2015 and December 31, 2014, there were no past-due receivables and the average days on sales outstanding over the year was 37 days (41 days in 2014).

To determine the trade receivables recoverability, the Company takes into consideration any change in the customer’s creditworthiness from the date the credit was originally granted through the end of the reporting period.

6.         INVENTORIES

	2015	2014

Finished goods	36,370	37,546
Raw materials	571	8,974
Storeroom supplies	27,352	30,931
Total	64,293	77,451

The Company assesses periodically the need to recognize a provision for inventory at realizable value and, as of November 30, 2015 and December 31, 2014, there was no need to recognize such a provision.

Nacional Minérios S.A.

7.         RECOVERABLE TAXES
	2015	2014

Income tax and social contribution overpaid	21,542	729
State VAT (ICMS)	135,934	137,386
Taxes on revenue (PIS and COFINS)	-	4,980
Withholding Income Tax (IRRF)	8,134	1,384
Other	168	276
Total	165,778	144,755

Current	35,578	21,077
Noncurrent	130,200	123,678
Total	165,778	144,755

The increase on income tax and social contribution overpaid refers to credits of income tax on financial investments redemptions only used to reduce tax payable on December, 2015 (there was no taxable income until November).

The noncurrent portion refers basically to ICMS credits. Namisa is predominantly an export company, accumulating ICMS credits in its branches, mainly in Congonhas-MG due to its mining processing operations with CSN and also in Ouro Preto and Fernandinho due to its purchases of electric power and diesel.

The Company's management periodically assesses the recovery of ICMS credits and concluded that it is not necessary to record any provision for impairment of these credits.

The Company has been successful in realizing the ICMS credits through the acquisition of trucks for iron ore transportation. As described in note 1 to the financial statements, the Company will be merged into Congonhas Minerios, the Company ensures that it will use the entire balance of ICMS credits in domestic sales, mainly to supply CSN’s demands.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company’s operations are integrated with CSN, mainly the supply of iron ore from Casa Pedra, the port loading at the Coal Terminal (TECAR) in Itaguaí, RJ, and the use of railway transportation with MRS Logística S.A.  (“MRS Logística”).

As of November 30, 2015 and December 31, 2014, the balances of assets and liabilities and the transaction amounts are as follows:

Nacional Minérios S.A.

a)      Balance sheet accounts

	2015				2014
		MRS	Asian			MRS	Asian
	CSN	Logística	Consortium	Total	CSN	Logística	Consortium	Total

Assets
Current assets:
Trade receivables	180,068	-	-	180,068	2,751	-	-	2,751
Other receivables (1)	147,335	-	-	147,335	51,874	-	-	51,874
Dividends (1)	-	15,156	-	15,156	-	9,011	-	9,011
Prepayments (2)	113,847	-	-	113,847	247,077	-	-	247,077
Total	441,250	15,156	-	456,406	301,703	9,911	-	310,714
Noncurrent assets:
Prepayments (2)	9,310,901	-	-	9,310,901	9,236,170	-	-	9,236,170
Total	9,310,901	-	-	9,310,901	9,236,170	-	-	9,236,170

Liabilities
Current liabilities:
Trade payables	549,141	3,342	-	552,483	11,558	2,314	-	13,872
Loans and financing (note 13)	-	-	-	-	364,118	-	-	364,118
Dividends (note 16)	694.080	-	462,720	1,156,800	33,458	-	22,306	55,764
Other payables	176,115	837	-	176,952	74,720	3,999	-	78,719
Total	1,419,336	4,179	462,720	1,886,235	483,854	6,313	22,306	512,473

(1)       Refer to amounts recorded in the balance sheet, in line item ‘Loans and receivables’.

(2)       Refer to amounts recorded in the balance sheet, in line item ‘Advances to suppliers’.

Nacional Minérios S.A.

b)     Related-party transactions

	2015
Income statement	CSN	MRS Logística	Asian Consortium	Total
Revenues	176,070	-	-	176,070
Costs	(105,452)	(87,069)	-	(192,521)
Finance income (expense), net	(5,904)	6,145	-	241
Exchange gains (losses), net	(80,706)	-	-	(80,706)
Total	(15,992)	(80,924)	-	(96,916)

	2014
Income statement	CSN	MRS Logística	Asian Consortium	Total
Revenues	7,126	-	-	7,126
Costs	(316,355)	(174,329)	-	(490,684)
Finance income (expense), net	1,028,431	21,102	-	1,049,533
Exchange gains (losses), net	(50,412)	-	-	(50,412)
Total	668,790	(153,227)	-	515,563

	2013
Income statement	CSN	MRS Logística	Asian Consortium	Total
Revenues	20,495	-	223,146	243,641
Costs	(330,910)	(206,826)	-	(537,736)
Finance income (expense), net	1,022,217	33,325	-	1,055,542
Exchange gains (losses), net	(43,854)	-	-	(43,854)
Total	667,948	(173,501)	223,146	717,593

c)      Description of agreements with related parties

The following is a description of the main transactions with related parties:

i)           CSN – prepayment and ore exports

The Company entered into long-term agreements with CSN for port operation services and raw iron ore supply (“ROM”) from the Casa de Pedra mine, as described below:

•      Port operation services and iron ore supply agreement

On December 30, 2008, the Company entered into an agreement to acquire port services and purchase iron ore with CSN, for an estimated 34-year period. The volume agreed is 1.7 billion metric tons of raw iron ore and port services for a volume of 1.1 billion metric tons. The Company prepaid the equivalent to approximately 50% of the value added of ROM and port services, amounting to R$7.3 billion. Until December 12, 2014, the prepaid amounts were adjusted for interest at the rate of 12.5% per year. On December 12, 2014, the Company’s shareholders approved the “Transitional Agreement”, an investment agreement for a new strategic alliance between CSN and the Asian Consortium aimed at consolidating the mining activities at Congonhas, currently a subsidiary of CSN, which will involve, among other actions, the merger of the Company (“Transaction”). The “Transitional Agreement” canceled the clauses that established interest of 12.5% p.a. on these agreements, including the creation of a resolutory condition linked to the consummation of the transaction that will reestablish the collection of interest retroactively, if this transaction does not materialize.  The Transaction was concluded through the signing of a new Congonhas shareholders agreement on November 30, 2015, ratifying that there is no need to recognize interest of 12.5% p.a. on these agreements retroactively. As result of the conclusion of the transaction between CSN and Asian Consortium, on December 31, 2015, these agreements were extinguished by the merger of Namisa into Congonhas.

Nacional Minérios S.A.

ii)        Loans (export prepayments)

The Company entered into export prepayment financial agreements with certain CSN subsidiaries, which are detailed in note 13. During the first semester of 2015, these agreements were totally paid.

iii)       MRS Logística

The Company entered into a long-term railway transportation service agreement to ship and handle its production. The obligations assumed and the amounts involved as detailed in note 15.

iv)      Asian Consortium

The Company usually exports its products to the members of the Asian Consortium, under long-term agreements and at prices based on market quotations, but there was no sales in 2014 and 2015 years.

v)        Namisa Handel GmbH (“Namisa Handel”)

The Company exports iron ore to Namisa Handel, which is its wholly-owned subsidiary, to sell the iron ore in the international market.

d)     Management compensation

The key management personnel, who have the authority and responsibility for planning, managing and controlling Company operations, include the members of the Board of Directors, the statutory officers, and the other officers. The table below shows the breakdown of their compensation during 2015, 2014 and 2013:

	2015	2014	2013
Short-term benefits	2,282	3,467	2,549
Post-employment benefits	25	24	22
Total	2,307	3,491	2,571

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)      Income tax and social contribution recognized in the income statement are as follows:

	2015	2014	2013
Current	(162,062)	(359,070)	(1,220,138)
Deferred	13,098	(153,843)	(323,738)
Total	(148,964)	(512,913)	(1,543,876)

Nacional Minérios S.A.

b)      The reconciliation of the consolidated income tax and social contribution expenses with the effective statutory rates is as follows:
	2015	2014	2013
Profit before income tax and social contribution	2,055,450	1,616,393	2,436,732
Income tax and social contribution expenses based on pretax profit, at their combined statutory rate	34%	34%	34%
	(698,853)	(549,574)	(828,489)

Effect of income tax on permanent differences:
Tax-exempt foreign profit	561,078	(456)	183,888
Transfer pricing adjustments (PECEX)	(10,695)	(3,954)	(22,862)
Adjustment to the 2013 provision for income tax and social contribution to calculate the effective obligation	-	23,808	-
REFIS – Law 12,864/13 – reversal of fine and interest	-	-	114,466
REFIS – Law 12,864/13 – principal (income tax and social contribution)	-	-	(995,383)
Other permanent differences	(494)	17,263	4,504
Income tax and social contribution expenses	(148,964)	(512,913)	(1,543,876)

c)      Deferred income tax and social contribution are recognized to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts, as shown below:

	IRPJ/CSLL
	2015	2014

Assets:
Provision for losses - advances to suppliers	3,297	3,297
Operating provisions related to energy, services and other	47,740	33,371
IRPJ/CSLL liability – goodwill Cayman and CFM deducted under the Transitional Tax Regime (RTT)	(196,700)	(196,700)
Other	5,545	8,158
Total	(140,118)	(151,874)

The movement in the deferred taxes balance in the eleven month-period ended November 30, 2015 and year ended December 31, 2014 is as follows:

	IRPJ/CSLL
	2015	2014

Opening balance	(151,874)	1,968
Goodwill amortization for tax purposes	-	(162,383)
Recognition of operating provisions	14,369	12,531
Adjustments for temporarily nondeductible inventories	(6,553)	(3,990)
Other	3,940	-
Closing balance	(140,118)	(151,874)

Nacional Minérios S.A.

Law 12,973/14, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly affects the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements.

10.     INVESTMENTS

2015 and 2014
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

11.     PROPERTY, PLANT AND EQUIPMENT

a)      Breakdown of property, plant and equipment

	2015				2014
	Depr.rate (% p.a.)	Cost	Accumulated depreciation	Net	Depr. rate (% p.a.)	Cost	Accumulated depreciation	Net

Land		4,442	-	4,442		4,442	-	4,442
Buildings	2,90	191,511	(15,066)	176,445	2.25	120,417	(10,251)	110,166
Furniture and fixtures	7.91	5,429	(2,563)	2,866	7.82	5,654	(2,328)	3,326
Vehicles	13.21	1,068	(587)	481	13.19	1,068	(458)	610
Machinery, equipment and facilities	7.49	240,850	(102,834)	138,016	11.12	208,844	(81,042)	127,802
Computer equipment	12.69	3,803	(3,181)	622	12.69	3,830	(2,843)	987
Mines and ore deposits	(*)	3,172	(158)	3,014	(*)	13,232	(1,625)	11,607
Improvements in infrastructure and drainage	4.00	11,054	(533)	10,521	4.00	10,465	(140)	10,325
Leasehold improvements	2.00	50,422	(2,249)	48,173	1.97	51,592	(2,577)	49,015
Other assets		5,925	-	5,925		4,766	-	4,766
Construction in progress		121,072	-	121,072		240,663	-	240,663
Total		638,748	(127,171)	511,577		664,973	(101,264)	563,709

(*)   The depletion of ore deposits is calculated based on the volume of ore extracted as compared to the mineable reserve, and the Company estimates that the deposits will be depleted in 30 years.

b)      Construction in progress

Costs classified as construction in progress are basically composed of services acquired and parts and pieces purchased, to be used as investments for performance improvement, technological upgrading, expansion, and acquisition of assets, which will be transferred to the related line items and depreciated from the moment they become available for use. As of November 30, 2015 and December 31, 2014, the balance is apportioned among the following projects:

Nacional Minérios S.A.

Main projects	2015	2014
Expansion of administrative facilities	807	13,333
Expansion of production capacity – Pires	66,012	143,187
Pelletization plant	32,107	31,187
Expansion of production capacity – Fernandinho	-	17,074
Other	22,146	34,882
	121,072	240,663

c)      Movement in property, plant and equipment:

	2014					2015
	Opening balance	Additions	Transfer	Depreciation	Other movements (*)	Closing balance

Land	4,442	-	-	-	(1)	4,442
Buildings	110,166	-	72,740	(5,009)	(1,452)	176,445
Machinery, equipment and facilities	127,802	559	38,077	(31,082)	2,660	138,016
Furniture and fixtures	3,326	119	-	(358)	(221)	2,866
Vehicles	610	-	-	(129)	-	481
Computer equipment	987	-	5	(362)	(8)	622
Mines and ore deposits	11,607	-	-	(1)	(8,562)	3,014
Improvements in infrastructure and drainage	10,325	-	589	(393)	-	10,521
Leasehold improvements	49,015	-	80	(919)	(3)	48,173
Other assets	4,766	306	127	-	853	5,925
Construction in progress	240,663	16,561	(111,490)	-	(24,662)	121,072
Total	563,709	17,545	-	(38,253)	(31,424)	511,577

(*)    During the year the Company transferred R$39,285, related to the assets of Fernandinho, Cayman and Pedras Pretas, as described on General Information, for the Transaction proposes, compensate with acquisition of some trucks  with ICMS credits (R$7,154).

Nacional Minérios S.A.

12.     INTANGIBLE ASSETS

The carrying amounts of intangible assets as of November 30, 2015 and December 31, 2014 are as follows:

		2015
	Amortization rate		Accumulated
	(% p.a.)	Cost	amortization	Net

Goodwill – CFM	-	578,531	-	578,531
Software	19.94	6,484	(3,046)	3,437
Total		585,015	(3,046)	581,968

		2014
	Amortization rate		Accumulated
	(% p.a.)	Cost	amortization	Net

Goodwill – CFM	-	578,531	-	578,531
Software	19.94	6,442	(1,863)	4,579
Total		584,973	(1,863)	583,110

Nature of goodwill based on future profitability

In July 2007, Namisa acquired Companhia de Fomento Mineral e Participações - CFM (“CFM”), located in Ouro Preto, State of Minas Gerais, and its wholly-owned subsidiary Cayman Mineração do Brasil Ltda.  (“Cayman”), which were engaged in the extraction of iron ore and also owned iron ore processing facilities in the same State. The goodwill arising on this transaction is based on expected future profitability and was allocated to a single CGU since the Company operates only in the mining segment and all its assets generate cash flows together. This amount has not been amortized since 2009 due to the adoption of the international financial reporting standards (IFRS) and its carrying amount represents the net amount existing when the amortization was discontinued.

Impairment test

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections, before income tax and social contribution, based on the business plan approved by Management.

To prepare the cash flow projection that supported this valuation, the Company adopted the following assumptions:

•      Gross margin: this margin was calculated based on the expansion plans already approved in the Company’s business plan. The iron ore prices in the international market were used as basis in projections prepared by official mining industry institutions and the foreign exchange rate was calculated using a projected US dollar curve in real terms through 2019, disclosed by the Central Bank of Brazil (BACEN), since from 2019 onward the change used is zero.

•      Cost adjustment: cost adjustment was based on historical data and price and foreign exchange curves used in industry reports.

Nacional Minérios S.A.

•      Growth rate: the cash flow projection period extends to 2067 due to the length of some projects’ implementation periods and the termination dates of the main agreements based on which the business plan was developed. It is not necessary, therefore, to take into consideration a growth rate since the projection period exceeds 50 years.

•      Discount rate: set at 13.91% per year, after taxes on income.

13.     LOANS AND FINANCING

	2015	2014

Current liabilities:
PPE - related parties (note 8).	-	364,118
National Bank for Economic and Social Development (BNDES) – FINAME	4,680	4,700
	4,680	368,818

Noncurrent liabilities:

National Bank for Economic and Social Development (BNDES) – FINAME	25,307	29,541

Total	29,987	398,359

The table below shows fundings, payments and accruals on our loans and financings during the year:

	11/30/2015	12/31/2014
Opening balance	398,359	382,209
Funding transactions	-	15,747
Payment of principal	(441,938)	(49,408)
Interest payments	(3,035)	(23,017)
Provision of interest	2,797	24,682
Foreign exchange	73,804	48,146
Closing balance	29,987	398,359

Loans and financing from related parties paid in 2015 refer basically to export prepayments with CSN’s subsidiaries.

The outstanding balance is related to BNDES loan to purchase operating equipment, amounting to R$29,987 (R$34,241 as of  December, 2014), with average repayment term of 100 months and bearing interest between 5.5% and 8.0% per year, payable on a monthly basis.

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

Nacional Minérios S.A.

14.     PROVISION FOR RISKS

The provisions for risks were estimated by Management based on information provided by its legal counsel (in-house and external), who analyzed the outstanding lawsuits. The provisions were set up in an amount considered sufficient to cover potential losses on the outstanding lawsuits, as follows:

	2015	2014

Labor	4,391	149
Civil	21	-
Environmental	3,074	977
Total	7,486	1,126

Additionally, the Company is party to other lawsuits classified by the legal counsel as possible losses, which totaled R$2,950,525 as of November 30, 2015 (R$2,626,004 as of December 31, 2014), of which R$19,294 (R$21,381 as of December 31, 2014) in labor lawsuits, R$67,531 (R$1,786 as of December 31, 2014) in civil lawsuits, R$2,843,096 (R$2,593,015 as of December 31, 2014) in tax lawsuits, and R$20,604 (R$9,863 as of December 31, 2014) in environmental lawsuits.We present below a brief description of the most significant lawsuits with the likelihood of loss as possible:

a)      Administrative proceeding - IRPJ/CSLL assessment notice on profits abroad amounting to R$330,908 (R$285,825 as of December 31, 2014), including principal, fine, and interest:  this tax assessment notice refers to the assessment of income tax and social contribution on 2008 profits reported by foreign subsidiaries.

b)      Administrative proceeding - IRRF assessment notice of R$170,178 (R$161,530 as of December 31, 2014), including principal, fine, and interest: this tax assessment notice refers to the assessment of a Withholding Income Tax (IRRF), allegedly due by Namisa as the taxpayer responsible for withholding and payment of the tax levied on the capital gain earned by a legal entity domiciled abroad, which sold an asset in Brazil.

c)      Administrative proceeding - IRPJ/CSLL assessment notice of R$2,242,166 (R$2,036,676 as of December 31, 2014), including principal, fine, and interest:  this tax assessment refers to the disallowance of the amortization of goodwill expenses in 2009, 2010 and 2011, as a result of the merger of Big Jump Energy Participações S.A.

Nacional Minérios S.A.

15.     CONTRACTUAL OBLIGATIONS

In January 2011 the Company, together with the shareholder CSN, entered into an iron ore railway transportation agreement with MRS Logística, for a 16-year period. This agreement contains a clause that ensures a minimum payment of 80% of the volume contracted, irrespective of the volume carried (“take-or-pay”). The minimum future payment required until the termination of the agreement is approximately R$3,959,054, distributed as follows:

2015	10,535
2016	166,806
2017	175,146
2018	210,514
2019	227,342
Others years	3,168,711
Total	3,959,054

16.     SHAREHOLDERS EQUITY

a)      Paid-in capital

The Company’s paid-in capital is R$1,961,510 (R$2,800,000 as of December 31, 2014), represented by 472,236,944 (475,067,405 as of December 31, 2014) common shares without par value, of which are held by the shareholders as follows:

December 31, 2014 and November 30, 2015 (before the transaction described in Note 1)

Shareholders	Country	Number of shares	Equity interest (%)

Companhia Siderúrgica Nacional	Brazil	285,040,443	60.00
Brazil Japan Iron Ore Corporation	Japan	154,491,661	32.52
POSCO	South Korea	30,784,627	6.48
China Steel Corporation	China	4,750,674	1.00
Total		475,067,405	100.00

November 30, 2015 (after transaction described in Note 1)

Shareholders	Country	Ordinary	Preferred	Total shares	Equity interest (%)

Companhia Siderúrgica Nacional	Brazil	282,209,982	-	282,209,982	59.76
Congonhas Minérios S.A.	Brazil	86,262,061	103,764,901	190,026,962	40.24
Total		368,472,043	103,764,901	472,236,944	100.00

December 31, 2015 (before merger by Congonhas described in Note 1)

Shareholders	Country	Ordinary	Preferred	Total shares	Equity interest (%)

Congonhas Minérios S.A.	Brazil	368,472,043	103,764,901	472,236,944	100.00

Nacional Minérios S.A.

On February 12, 2015, the Company paid as capital reduction of R$777,930, after 60 days from the act publication date of the Extraordinary Shareholders Meeting held on December 12, 2014. With such capital reduction, the Company’s capital was decrease from R$2,800,000 to R$2,022,070.

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

(iii)             At the Extraordinary Shareholders Meeting held on December 12, 2014, agreements were signed with related parties in order to consolidate the mining assets of the shareholder CSN with those of the Company, as described in General Information.

(iv)             At the Extraordinary Shareholders Meeting held on December 12, 2014 the shareholders approved the Company’s capital reduction by R$777,930 to be paid in 2015.

In 2015, the main corporate acts analyzed in meetings were:

(v)               At the Annual Shareholders Meeting held on April 30, 2015 the shareholders approved the consolidated financial statements of Namisa for the years ended December 31, 2014 and 2013. The allocation of the profit for the year ended December 31, 2014 was approved as follows: (a) the amount of R$1,047,716 to earnings reserve, as set out in Article 195 of Law 6,404/76; (b) the remaining amount of R$55,764as dividends proposed for the year ended December 31, 2015.

(vi)             At the Extraordinary Shareholders Meeting held on November 30, 2015, the shareholders deliberates as dividends  the amount of R$6,499,436 (R$5,977,397 from earning reserves and R$522,039 from part of the profits from de current year), as describe in notes 16.d), 16.e) and 16.f). The payment of R$5,342,636 was made at the same date and R$1,156,800 will be made until November 30, 2016.

(vii)           At the Extraordinary Shareholders Meeting held on November 30, 2015, the shareholders approved a partial split involving the assets of Fernandinho, Cayman and Pedras Pretas for merger in the Mineração Nacional S.A., a CSN subsidiary, at a book value of R$60,560 according to the appraisal report. As a result of this split of assets, the capital was reduced in the same amount.

(viii)         At the Extraordinary Shareholders Meeting held on November 30, 2015, the shareholders approved a conversion of 103,764,901 ordinary shares owned by Congonhas to preferred shares. These preferred shares have: a) full voting rights; b) priority on payments of fixed annual dividends corresponding to 0,000000160606500383614% of the Company’s capital.

Nacional Minérios S.A.

(ix)             At the Extraordinary Shareholders Meeting held on November 30, 2015, the shareholders declare and paid, on this date, dividends of R$326,891 from the current profit of the year, based on the extraordinary balance sheet of September 30, 2015, to the owners of  preferred shares.

Nacional Minérios S.A.

b)     Capital reserve

The capital reserve of R$6,473,699 as of November 30, 2015 and December 31, 2014 comprises R$5,081,840 recognized on December 30, 2008 related to premium arising on the issuance of 187,749,249 new registered common shares, without par value, subscribed and paid in by Big Jump Energy Participações S.A., at the unit price of R$38.81, of which R$3.08 represents the unitary issuance price, set according to Article 170, II, of Law 6,404/76, and R$35.73 per share was allocated to the capital reserve; and special goodwill reserve on the merger of Big Jump Energy Participações S.A., amounting to R$1,391,859, as approved at the Extraordinary Shareholders Meeting held on July 30, 2009.

c)      Legal reserve

Since 2012 the Company, in its interpretation of Article 193, paragraph 1, of the aforementioned Law, has not recognized the legal reserve as it understands that its capital reserves exceed 30% of the issued capital.

d)     Allocation of results

Until the signing of the Investment Agreement on December 12, 2014 between CSN and the Asian Consortium described in Note 1, management questioned the contractual interests mechanism that was used for adjusting the prepayment balances under the operating agreements mentioned in Note 8(c) because it was understood that the interests were causing distortions on the cash flows and results of operations of the Company. Considering this, management submitted to the Board of Directors a proposal to address the contractual interests issue, which was not approved by the Board of Directors. The financial statements related to the years ended before and as of December 31, 2014 were prepared based on the terms of the agreements and included the interests accrual capitalized on the prepayment balances at the contractually established interest rates. As a result, the amount under discussion of interests accrued throughout those years was not fully paid as dividends and, instead, were retained in a specific reserve. In this context, the amounts allocated to that specific reserve basically corresponded to the interests income generated from the operating agreements in the three-year period ended December 31, 2014, as illustrated below.

Finally, as a result of the Investment Agreement signed in December 2014, CSN and the Asian Consortium agreed to extinguish the interests accrual on the operating agreements and determined the payment as dividends of the full amount retained in that specific reserve.

As these financial statements were not prepared for the twelve-month period ended December 31, 2015, as explained in Note 2, the Brazilian Corporate Law does not require the Company to propose and approve in a General Meeting the distribution of net results based on the eleven-month period ended November 30, 2015.

	2015	2014	2013

Profit of the period / year	1,744,848	1,103,480	892,856
Proposed dividends	(848,930)	(55,764)	-
Earnings reserve	895,918	(1,047,716)	(892,856)

Nacional Minérios S.A.

e)      Dividends

The Company's bylaws foresees for the payment of minimum dividends equivalent to 50% of the net profit for the year, adjusted according to the corporate law (Law 6404/76); however, in the years ended December 31, 2014 and 2013, in order to avoid the payment of dividends that may be affected by the above mentioned discussions that are still pending, no dividends were proposed for 2013, such decision was ratified at the Shareholders Meeting held on March 28, 2014. Regarding the profit for the year ended December 31, 2014 dividends were proposed in the limit of the operating results, amounting to R$55,764.

As a condition to sign a new Congonhas Shareholders Agreement, the shareholders approve on November 30, 2015, in a Extraodinary Shareholders Meeting, to distribute dividends of R$6,499,436, of which R$5,977,397 from Earnings reserve and R$522,039 from the Profit of the year 2015.

The shareholders also approve to distribute and paid a fixed dividends of R$326,891 from the Profit of the year 2015, to the preferred shareholders.

f)      Earnings reserve

The Extraodinary Shareholders Meeting on November 30, 2015 deliberates to use R$5,977,397 to distribute extraordinary dividends from earning reserves.

In view of the scenario previously described, Company's Management proposes the allocation of a portion of the results for the years ended December 31, 2014 for the recognition of earnings reserve as required by Article 196 of Law 6,404/76, amounting  to R$1,047,716 (R$ 892,856 in 2013).

There is no deliberation for the remaining Profit of the year 2015 of R$895,918 as on November 30, 2015.

17.     EARNINGS PER SHARE

Basic earnings per share were calculated based on profit for the year divided by the weighted average number of common shares outstanding during the year. The Company does not have treasury shares. Earnings per share were calculated as shown in the table below:

	2015	2014	2013

Profit attributable to Namisa’s owners	1,744,849	1,103,480	892,856
Fixed dividends on prefered shares	326,891	-	-
Profit on ordinary shares attributable to Namisa 's owners	1,417,958	1,103,480	892,856
Weighted average number of thousand of shares	474,810	475,067	475,067
Basic earnings per thousand shares	2,9864	2,3228	1.8794

Preferred shares number of thousand of shares	103,766
Basic earnings per thousand shares	3,1503

The Company does not have instruments convertible into shares in the reporting years, therefore, basic earnings per share are equal to diluted earnings per share.

Nacional Minérios S.A.

18.     NET OPERATING REVENUE

The reconciliation between gross revenues and net revenues disclosed in the income statement is detailed below. The decrease in net revenues in 2015 compared to 2014 and 2014 compared to 2013 was due to the lower prices and lower volume produced and sold during the year. The increase in the domestic market in 2015 was due to implementation of services provided to CSN.

	2015	2014	2013

Gross operating revenue:
Domestic market	191,902	21,654	38,681
Foreign market	603,164	1,403,054	2,298,172
Accrual for price adjustment according to sales contracts	(23,419)	(53,070)	(41,658)
	771,647	1,477,778	2,378,511
Deductions:
Taxes on sales	(20,051)	(2,719)	(7,596)
Returns and rebates	(1)	(1)	(1,079)
Net operating revenue	751,595	1,475,058	2,369,836

19.     INFORMATION ON THE NATURE OF THE EXPENSES RECOGNIZED IN THE INCOME STATEMENT

	Consolidated
	2015	2014	2013

Third-party material	(171,721)	(406,358)	(487,835)
Port handling	(77,643)	(219,429)	(255,767)
Railway freight	(83,339)	(168,863)	(221,459)
Freight and insurance	(70,252)	(202,926)	(159,531)
Raw material	-	(152,262)	(97,179)
Labor	(103,101)	(108,256)	(102,149)
Operating services	(40,105)	(76,820)	(48,360)
Maintenance	(48,640)	(51,376)	(62,535)
Demurrage	(2,773)	(11,069)	(22,246)
Infrastructure services	(31,972)	(17,927)	(25,189)
Depreciation/amortization	(39,436)	(45,806)	(21,341)
Other	(23,425)	(49,464)	(84,224)
	(692,407)	(1,510,556)	(1,587,815)
|
Cost of goods sold	(479,861)	(995,192)	(1,090,901)
Selling expenses	(152,813)	(433,424)	(419,915)
General and administrative expenses	(34,180)	(54,029)	(55,966)
Other expenses, net	(25,553)	(27,911)	(21,033)
Total	(692,407)	(1,510,556)	(1,587,815)

As mentioned in note 18, the decrease in costs in 2015 reflects the lower volume produced and sold.

Nacional Minérios S.A.

20.     FINANCIAL RESULTS

	2015	2014	2013

Interest expenses:
Related parties	(7,254)	(23,809)	(21,915)
Interest and fines – REFIS	-	(1,234)	(344,786)
Tax on financial transactions (1)	(21,847)	(21)	(23)
Other interest expenses	(13,175)	(12,478	(16,061)
	(42,076)	(37,542)	(382,785)
Interest income:
Related parties	1,349	1,052,240	1,044,132
Dividends	6,146	21,102	33,325
Reversal of interest and fines - REFIS	-	1,043	336,967
Interest on short-term investments	44,190	76,509	91,721
Other finance income	260	2,235	7,789
	51,945	1,153,129	1,513,934
Financial income, net	9,669	1,115,587	1,131,149

Exchange rate differences:
Gains:
Related parties	24,141	12,092	2,207
Third parties(2)	1,941,621	587,334	569,164
Losses:
Related parties	(104,847)	(62,504)	(46,091)
Third parties	(35,471)	(97)	(61)
Exchange rate gains, net	1,825,444	536,825	525,219

Monetary rate losses, net	(489)	(521)	(1,657)
Exchange and monetary gains (losses), net	1,824,955	536,304	523,562

(1) Financial transaction tax (IOF) on remittance of dividends paid by subsidiary Namisa International.

(2) Mainly exchange variation on short-term investments in US dollars ( time deposit )

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

The amounts of IRPJ and CSLL resulting from the enrollment in the plan totaled R$892,649, with R$554,485 related to the years from 2009 to 2011 being paid in cash and R$87,828 related to the year 2012 being paid in 180 installments, plus fine and interest, with a down payment of 20% of the total amount, plus fine and interest calculated net of the reductions provided for in the program, totaling R$17,566. Furthermore, the amount of R$258,157 related to the tax loss acquired from the indirect controlling shareholder Vicunha S.A. was paid in cash. The balance payable as of November 30, 2015 totaled R$61,358 (R$60,139 as of December 31, 2014), to be settled in 156 installments, where those payable during the fiscal year immediately subsequent to the balance sheet date being classified in current liabilities and the others in noncurrent liabilities.  The enrollment in the program resulted in the recognition of an income tax expense of R$995,383 in the year ended December 31, 2013.

The accounting balance presented as non-current liabilities as of November 30, 2015 includes other taxes payables other than REFIS program and totalized R$75,665 (R$73,828 as of December 31, 2014).

Nacional Minérios S.A.

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

b)     Classification of financial instruments

	2015		2014
	Loans and receivables	Other liabilities at amortized cost	Loans and receivables	Other liabilities at amortized cost

Assets
Current:
Cash equivalents	533,770	-	5,499,139	-
Trade receivables	721,059	-	126,726	-
Advances to suppliers	115,693	-	250,469	-
Loans and receivables	162,544	-	61,026	-

Noncurrent:
Advances to suppliers	9,310,901	-	9,236,170	-
Loans and receivables	-	-	-	-

Liabilities
Current:
Loans and financing	-	4,680	-	368,818
Trade payables	-	573,218	-	51,772
Dividends		1,156,800		55,764
Advances from customers	-	-	-	8,912

Noncurrent:
Loans and financing	-	25,307	-	29,541

c)      Financial risk management policy

The Company has and follows a risk management policy, containing guidelines regarding the incurred risks. Pursuant to this policy, the nature and general position of financial risks are monitored and managed on a regular basis to assess the results and the financial impact on cash flow. The credit limits are also reviewed on a periodic basis.

Nacional Minérios S.A.

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

The table below shows the contractual maturities of financial assets and liabilities, including the payment estimate:

As of December 31, 2015	Less than one year	From one to two years	From two to five years	Over five years
Loans and financing	4,680	9,237	15,715	355
Trade payables	573,218	-	-	-

As of December 31, 2014	Less than one year	From one to two years	From two to five years	Over five years
Loans and financing	368,818	9,237	18,429	1,875
Trade payables	51,773	-	-	-

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

The consolidated net exposure as of November 30, 2015 is as follows:

2015
(amounts in US$’000)

Cash and cash equivalents abroad	99,205
Trade receivables	138,690
Receivables from related parties	36,437
Total assets	274,332

Borrowings and financing	-
Trade payables	184,409
Taxes payables	81,031
Other liabilities	18,877
Total liabilities	284,317
Foreign exchange exposure, net	(9,985)

Nacional Minérios S.A.

Gains and losses on these transactions are consistent with the policies and strategies set by Management.

•      Sensitivity analysis

We estimated the adjustments in four scenarios for the consolidated foreign exchange transactions exposed to US dollar fluctuation, using the exchange rate at November 30, 2015 of R$3.8506 per US$1.00, as follows:

  Scenario 1: (50% real depreciation) R$/US$ parity of 5.7759.

  Scenario 2: (25% real depreciation) R$/US$ parity of 4.8133.

  Scenario 3: (25% real appreciation) R$/US$ parity of 2.8880.

  Scenario 4: (50% real appreciation) R$/US$ parity of 1.9253.

	2015
	Risk	US$ benchmark	Impacts estimated in Brazilian Reais
			Scenario 1	Scenario 2	Scenario 3	Scenario 4

Exchange rate		3.8506	5.7759	4.8133	2.8880	1.9253

Assets:
Cash and cash equivalents	US dollar fluctuation	99,205	190,999	95,500	(95,500)	(190,999)
Trade receivables	US dollar fluctuation	138,690	267,020	133,510	(133,510)	(267,020)
Receivables from related parties	US dollar fluctuation	36,437	70,152	35,076	(35,076)	(70,152)
		274,332	528,171	264,086	(264,086)	(528,171)
Liabilities:
Loans and financing	US dollar fluctuation	-	-	-	-	-
Trade payables	US dollar fluctuation	184,408	355,041	177,520	(177,520)	(355,041)
Taxes payables	US dollar fluctuation	81,031	156,009	78,005	(78,005)	(156,009)
Advances from customers	US dollar fluctuation	-	-	-	-	-
Other liabilities	US dollar fluctuation	18,877	36,344	18,172	(18,172	(36,344)
		284,316	547,394	273,697	(273,697)	(547,394)
Net effect		(9,984)	(19,223)	(9,611)	9,611	19,223

f)      Interest rate risk

The Company did not identify any material floating interest rate and inflation index risk to its long-term liabilities.

Nacional Minérios S.A.

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

Carrying out most of the sales against the presentation of credit letters and based on customer assessments, as well as the diversification of receivables and the control over sales financing are the usual procedures that the Company adopts to minimize possible credit risks of its business partners. On November 30, 2015, sales to customers that individually account for more than 10% of sales revenue totaled 64%.

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

24.     INSURANCE

Due to the nature of its operations, the Company renewed with a local insurer, for the period from September 30, 2015 to September 30, 2016, the coverage of named perils for the following locations:  (a) mine, BR 040, km 602, Ouro Preto, MG; (b) mine, Inconfidentes Highway, km 40, no number, Itabirito, MG; (c) office, Rua Iguatemi, 192, 25º andar, Itaim, SP,  with coverage of property damages against fire/lightening/any type of explosion, and loss of profits resulting from fire/lightening/any type of explosion, in the total risk amount of R$728,691 (property damages and loss of profits), and indemnity ceilings, in case of accidents, of R$50,000 (fire), and R$122,000 (loss of profits).

The risk assumptions adopted, in view of their nature, are not part of the scope of an audit of the financial statements and, therefore, were not audited by our independent auditors.

Nacional Minérios S.A.

25.     ADDITIONAL INFORMATION TO CASH FLOWS

In 2015, the Company incorporated the subsidiary CSN Handel GmbH and realized the partial split of Fernandinho, Cayman and Pedras Pretas assets into Mineração Nacional S.A. Part of the net assets, shown in the following table, is not included in the statement of cash flows:

	Fernandinho, Cayman and Pedras Pretas assets	CSN Handel GmbH
	Nov 30, 2015	Nov 30, 2015
Cash and cash equivalents	-	77.583
Trade receivables	-	467.842
Inventories	23.586
Recoverable taxes	109	15.038
Loan and receivables	-	139.584
Deferred taxes	1.364	-
Non-current recoverable taxes	5.111	-
Property, plant and equipament	39.285	-
Suppliers	(201)	(548.396)
Taxes payable	-	(15.033)
Asset retirement obligation	(8.694)	-
Other payables	-	(64.898)
Net assets	60.560	71.720

In addition, the Company acquired in 2015 some trucks with recoverable tax (ICMS credits) in the amount of R$7,154.

26.     APPROVAL OF THE FINANCIAL STATEMENTS

These consolidated financial statements were authorized for issuance on April 28, 2016.