Form 20-F/A
period 2015-12-31
NATIONAL STEEL CO
filed 2016-05-20
CIK 1049659

As filed with the Securities and Exchange Commission on May 20, 2016.

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

 Yes  ☑ No

EXPLANATORY NOTE

We are amending our annual report on Form 20-F for the year ended December 31, 2015, or the Annual Report, as originally filed with the U.S. Securities and Exchange Commission on May 13, 2016, to (i) include the tables to the financial statements and independent auditor’s report of Nacional Minérios S.A. that were excluded from its financial statements due to a clerical error and (ii) fix rounding errors in certain numbers in section Item 4D. Property, Plant and Equipment – Planned Investments.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, the Annual Report, as amended by this amendment, continues to speak as of the date of its original filing and we have not updated the disclosure as of a later date

Introduction

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

Considering these guidelines, investments designed for 2016 are in the order of R$1.4 billion, highlighted below:

• Cement: R$529 million, specially for completion of the new clinker unit in Arcos;

• Steel: R$500 million, mainly for sustaining investments in coke plants UPV, environmental projects, technological modernization projects at the UPV, completion of the expansion of the Steel Service Center of Mogi das Cruzes service and project maintenance in other units;

• Mining (projects at Congonhas Mineração and Tecar): R$ 111 million, mainly for final payments of  equipment that were acquired in 2015, running projects in iron ore beneficiation, expansions studies for Phase 60 Mtpa in Tecar (engineering and environmental studies) and sustaining investment projects in the units;

• Other investments: R$72 million for sustaining investments in other operations (such as FTL and Tecon) and corporate projects (such as IT);

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

There was no amendment to or waiver from any provision of our Code of Ethics in 2015. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website www.csn.com.br.

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

PART III

Item 18. Financial Statements

The following consolidated financial statements of the Registrant, together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of November 30, 2015 and December 31, 2014	FS- 1
Statements of income for the years ended December 31, 2015, 2014 and 2013	FS- 3
Statements of comprehensive income the years ended December 31, 2015, 2014 and 2013	FS- 4
Statements of cash flow for the years ended December 31, 2015, 2014 and 2013	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2015, 2014 and 2013	FS- 6
Notes to consolidated financial statement	FS- 7

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

May 20, 2016	Companhia Siderúrgica Nacional

	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Paulo Rogério Caffarelli Paulo Rogério Caffarelli
	Title:	Principal Financial Officer

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

2.j) Intangible assets

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

13.b) Hedging instruments: derivatives and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

						12/31/2015				12/31/2014	12/31/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander		Dólar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							10,000	30,414	(25,068)	5,346	(18)

Itaú BBA		Dólar					340,000	900,795	(845,425)	55,370	217,734
HSBC		Dólar					568,000	1,502,936	(1,430,394)	72,542	279,400
HSBC		Dólar					10,000	26,416	(26,481)	(65)	65
Deutsche Bank		Dólar					140,000	370,134	(361,327)	8,807	156,387
Goldman Sachs		Dólar					130,000	344,207	(329,258)	14,949	119,669
Santander		Dólar					30,000	79,224	(77,576)	1,648	12,447
Total dollar x real swap (NDF)							1,218,000	3,223,712	(3,070,461)	153,251	785,702

BM&FBovespa	03/03/2016	Dólar	1,435,000	110,075		110,075					25,381
Total forward dollar			1,435,000	110,075		110,075					25,381

HSBC		Euro					30,000	98,688	(96,444)	2,244	33,783
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,885
Total dollar x euro swap (NDF)							90,000	296,054	(289,332)	6,722	39,668

BBVA	01/12/2016 to 03/31/2016	Dólar	39,450	154,017	(147,674)	6,343					6,343
BNPP	01/29/2016 to 06/02/2016	Dólar	18,700	73,007	(71,703)	1,304	31,516	83,768	(80,215)	3,553	(2,249)
Banco Novo		Dólar					18,009	47,866	(46,481)	1,385	(1,385)
DB		Dólar					30,604	81,343	(77,054)	4,289	(7,114)
Total dollar-to-euro swap			58,150	227,024	(219,377)	7,647	80,129	212,977	(203,750)	9,227	(4,405)

Itaú BBA	03/01/16	Real	150,000	189,760	(200,680)	(10,920)	150,000	168,496	(177,265)	(8,769)	(2,151)
HSBC	02/05/2016 to 03/01/2016	Real	185,000	233,125	(247,710)	(14,585)	185,000	206,843	(218,768)	(11,925)	(2,660)
Deutsche Bank	03/01/16	Real	10,000	12,579	(13,331)	(752)	10,000	11,167	(11,774)	(607)	(145)
Total Fixed rate-to-CDI interest rate swap			345,000	435,464	(461,721)	(26,257)	345,000	386,506	(407,807)	(21,301)	(4,956)

Itaú BBA	03/01/16	Real	30,000	33,396	(33,232)	164					164
HSBC	02/05/2016 to 03/01/2016	Real	120,000	133,508	(132,802)	706					706
Total interest rate- to-CDI swap			150,000	166,904	(166,034)	870					870

				939,467	(847,132)	92,335		4,149,663	(3,996,418)	153,245	842,242

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

The table below shows a summary of the hedging relationships as of December 31, 2015:

							12/31/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000	(730,300)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015- February 2019 (2)	2.5601	175,000	(235,556)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(122,675)
7/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.1813	60,000	(43,410)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.2850	100,000	(61,980)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.285	30,000	(18,594)
7/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3254	100,000	(57,940)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	25,000	(13,728)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	70,000	(38,437)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	30,000	(16,473)
7/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3815	30,000	(15,699)
8/1/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)	4,597
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3940	355,000	(181,334)
10/29/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(2)	2.5601	(8,333)	11,439
Total						1,557,667	(1,520,090)

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

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
2015	2015	275,000		275,000		2015	274,917		274,917
					2015	2015	274,918		274,918
Total approved		1,585,000	190,000	1,775,000	Total paid		1,585,277	190,000	1,775,277

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	12/31/2015	12/31/2014	12/31/2013
Gross revenue
Domestic market	10,313,874	13,061,229	14,635,703
Foreign market	7,726,761	6,247,489	6,143,242
	18,040,635	19,308,718	20,778,945
Deductions
Cancelled sales and discounts	(308,029)	(167,483)	(206,109)
Taxes on sales	(2,400,754)	(3,015,003)	(3,260,404)
	(2,708,783)	(3,182,486)	(3,466,513)
Net revenue	15,331,852	16,126,232	17,312,432

23.   EXPENSES BY NATURE

	12/31/2015	12/31/2014	12/31/2013
Raw materials and inputs	(4,902,546)	(5,125,417)	(5,998,881)
Labor cost	(1,900,260)	(1,716,995)	(1,590,892)
Supplies	(1,097,814)	(1,097,940)	(1,145,772)
Maintenance cost (services and materials)	(1,072,437)	(1,072,664)	(1,297,377)
Outsourcing services	(3,292,763)	(2,544,553)	(2,117,701)
Depreciation, amortization and depletion (Note 10 a)	(1,135,772)	(1,245,131)	(1,093,830)
Other	(304,534)	(270,040)	(538,218)
	(13,706,126)	(13,072,740)	(13,782,671)

Classified as:
Cost of sales	(11,799,758)	(11,592,382)	(12,422,706)
Selling expenses	(1,436,000)	(1,041,975)	(874,875)
General and administrative expenses	(470,368)	(438,383)	(485,090)
	(13,706,126)	(13,072,740)	(13,782,671)

24.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2015	12/31/2014	12/31/2013
Other operating income
Indemnities/gains on lawsuits	5,189	39,693	51,737
Rentals and leases	1,150	1,080	817
Reversal of provisions	5,020	20,790	7,972
Dividends received	5,794	328
Untimely PIS/COFINS/ICMS credits	234,287		404
Contractual fines	2,200	7,963
Gain on loss of control over Transnordestina			473,899
Gain on business combination (note 3)	3,413,033
Reversal of actuarial liability/provision for actuarial asset	8,702	166	985
Other revenues	50,507	20,468	30,249
	3,725,882	90,488	566,063

Other operating expenses
Taxes and fees	(18,282)	(57,711)	(103,446)
Write-off of judicial deposits	(24,145)	(77,892)
Provision for environmental risks	(41,697)	160,980
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(279,619)	(191,127)	(254,062)
Contractual fines	(309)	(7,464)	(6,479)
Depreciation of unused equipment and amortization of intangible assets (Note 10 a)	(41,068)	(36,354)	(61,763)
Residual value of permanent assets written off (Note 10)	(6,466)	(15,232)	(31,660)
Provision for losses /reversals of slow-moving and obsolescence (Note 7)	1,154	(10,396)	5,975
Losses on spare parts	(55,790)	(26,432)
Studies and project engineering expenses	(38,138)	(48,807)	(89,878)
Research and development expenses	(3,363)	(3,406)	(5,810)
Impairment loss adjustment			(48,469)
Healthcare plan expenses	(56,838)	(54,319)	(55,720)
Impairment of available-for-sale financial assets	(555,298)	(205,000)	(5,002)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(4,801)	(37,308)	(129,743)
Impairment of the Transnordestina old railway network			(216,446)
Provisions for industrial restructuring	(122,854)
Other expenses	(86,817)	(46,659)	(131,705)
	(1,334,331)	(657,127)	(1,134,208)
Other operating expenses, net	2,391,551	(566,639)	(568,145)

25.   FINANCE INCOME (COSTS)

	12/31/2015	12/31/2014	12/31/2013
Finance income
Related parties (Note 19 b)	65,084	50,631	25,576
Income from short-term investments	216,971	82,103	125,685
Gain form derivative (*)	870
Other income (**)	209,062	38,818	20,723
	491,987	171,552	171,984
Finance costs
Borrowings and financing - foreign currency	(938,047)	(718,281)	(743,276)
Borrowings and financing - local currency	(2,116,149)	(1,806,568)	(1,559,312)
Related parties (Note 19 b)	(1,333)	(423,621)	(421,659)
Capitalized interest (Notes 10 and 31)	166,366	165,789	490,747
Losses on derivatives (*)	(4,956)	(4,869)	(21,643)
Interest, fines and late payment charges	(20,560)	(76,704)	(72,065)
REFIS effect net- Law 11,941/09		(52,036)	(277,032)
Other finance costs	(210,568)	(187,688)	(135,500)
	(3,125,247)	(3,103,978)	(2,739,740)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	44,412	(109)	(37,858)
Exchange differences, net	(1,630,530)	(391,767)	97,969
Exchange gain (losses) on derivatives (*)	846,328	242,869	(3,954)
	(739,790)	(149,007)	56,157

Finance costs, net	(3,373,050)	(3,081,433)	(2,511,599)

(*) Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap	(18)	(12,735)	11,172
Dollar-to-real swap (NDF)	785,702	213,602	(597)
Future Dollar	25,381		(13,190)
Dollar-to-euro swap (NDF)	39,668	33,397	4,035
Dollar-to-euro swap	(4,405)	8,605	(5,374)
	846,328	242,869	(3,954)
Libor-to-CDI swap		(943)	(4,268)
Fixed rate-to-CDI swap	(4,956)	(3,926)	(17,375)
CDI-to-Fixed rate swap	870
	(4,086)	(4,869)	(21,643)
	842,242	238,000	(25,597)

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

								12/31/2015
Results	Steel	Mining	Logistics		Energy	Cement	Corporate expenses / elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	4,990,299	23,861,003				2,181,731
Net revenues
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,226,695)	7,751,745
Foreign market	4,445,813	3,012,027					122,267	7,580,107
Total net revenue (note 22)	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,104,428)	15,331,852
Cost of sales and services	(9,126,889)	(2,323,687)	(141,809)	(788,046)	(195,644)	(330,263)	1,106,580	(11,799,758)
Gross profit	2,076,110	863,563	70,920	368,887	48,905	101,557	2,152	3,532,094
General and administrative expenses	(955,247)	(69,602)	(20,473)	(89,678)	(23,186)	(72,894)	(675,288)	(1,906,368)
Depreciation (note 10 a)	670,496	377,344	12,777	189,361	17,073	46,505	(177,784)	1,135,772
Proportionate EBITDA of joint ventures							489,922	489,922
Adjusted EBITDA	1,791,359	1,171,305	63,224	468,570	42,792	75,168	(360,998)	3,251,420

Sales by geographic area
Asia	16,980	2,836,505					122,267	2,975,752
North America	1,901,989							1,901,989
Latin America	376,458	42,730						419,188
Europe	2,104,944	132,792						2,237,736
Others	45,442							45,442
Foreign market	4,445,813	3,012,027					122,267	7,580,107
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,226,695)	7,751,745
Total	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,104,428)	15,331,852

								12/31/2014
Results	Steel	Mining	Logistics		Energy	Cement	Corporate expenses / elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,177,453	25,245,424				2,185,044
Net revenues
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Total net revenue (note 22)	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232
Cost of sales and services	(8,671,935)	(2,985,930)	(137,634)	(753,394)	(186,750)	(295,264)	1,438,525	(11,592,382)
Gross profit	2,819,749	1,123,473	64,704	351,632	137,731	145,228	(108,667)	4,533,850
General and administrative expenses	(686,936)	(61,129)	(7,016)	(113,042)	(20,097)	(66,848)	(525,290)	(1,480,358)
Depreciation (note 10 a)	802,323	366,808	10,525	168,786	17,095	37,627	(158,033)	1,245,131
Proportionate EBITDA of joint ventures							430,547	430,547
Adjusted EBITDA	2,935,136	1,429,152	68,213	407,376	134,729	116,007	(361,443)	4,729,170

Sales by geographic area
Asia	77,688	3,674,778					(484,096)	3,268,370
North America	713,777							713,777
Latin America	165,238							165,238
Europe	1,868,280	127,788						1,996,068
Others	16,288							16,288
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Total	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232

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

To the Board of Directors and Shareholders of

Nacional Minérios S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Nacional Minérios S.A. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of November 30, 2015 and as of December 31, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the eleven-month period ended November 30, 2015 and for each of the two-years period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nacional Minérios S.A. and its subsidiaries as of November 30, 2015 and December 31, 2014, and the results of their operations and their cash flows for the eleven-month period ended November 30, 2015 and for each of the two-years period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

a)      As described in note 26 to the financial statements, on December 31, 2015, Namisa was merged into Congonhas Minérios S.A. concluding the transaction with the Asian Consortium, as detailed in note 1.

b)      As described in note 8 to the financial statements, the Company has significant transactions with related parties. Our opinion was not qualified regarding this subject.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES
São Paulo – SP, Brazil
May 11, 2016

NACIONAL MINÉRIOS S.A.

CONSOLIDATED BALANCE SHEETS AS OF NOVEMBER 30, 2015 AND DECEMBER 31,2014
(In thousands of Brazilian reais - R$)

ASSETS	Note	2015	2014

CURRENT ASSETS
Cash and cash equivalents	4	533,770	5,499,139
Trade receivables	5 / 8	721,059	126,726
Inventories	6	64,293	77,451
Advances to suppliers	8	115,693	250,469
Recoverable taxes	7	35,578	21,077
Loans and receivables	8	162,544	61,026
Other assets		3,363	22,775
Total current assets		1,636,300	6,058,663

NONCURRENT ASSETS
Advances to suppliers	8	9,310,901	9,236,170
Recoverable taxes	7	130,200	123,678
Other assets		7,380	5,826
Investments	10	171,760	171,760
Property, plant and equipment	11	511,577	563,709
Intangible assets	12	581,968	583,110
Total noncurrent assets		10,713,786	10,684,253

TOTAL ASSETS		12,350,086	16,742,916

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

CONSOLIDATED BALANCE SHEETS AS OF NOVEMBER 30, 2015 AND DECEMBER 31,2014
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2015	2014

CURRENT LIABILITIES
Loans and financing	13	4,680	368,818
Trade payables to third parties		20,735	37,901
Trade payables to related parties	8	552,483	13,872
Payroll and related taxes		14,838	12,662
Income taxes and other tax payable		321,275	160,576
Dividends	8 / 16a (vi)	1,156,800	55,764
Other payables to related parties	8	176,952	74,720
Other payables		92,763	73,849
Total current liabilities		2,340,526	798,162

NONCURRENT LIABILITIES
Loans and financing	13	25,307	29,541
Provision for risks	14	7,486	1,126
Tax payable	22	75,665	73,828
Deferred taxes	9 c	140,118	151,874
Other payables		8,970	16,402
Total noncurrent liabilities		257,546	272,771

SHAREHOLDERS' EQUITY
Issued capital	16a	1,961,510	2,800,000
Capital reserves	16b	6,473,699	6,473,699
Earnings reserves	16f	1,155,168	6,236,647
Other comprehensive income		161,637	161,637
Total equity		9,752,014	15,671,983

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,350,086	16,742,916

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

INCOME STATEMENTS
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$, except earnings per thousand shares)

	Note	2015	2014	2013

NET OPERATING REVENUE	18	751,595	1,475,058	2,369,836

COST OF GOODS SOLD	19	(479,861)	(995,192)	(1,090,901)

GROSS PROFIT		271,734	479,866	1,278,935

OPERATING EXPENSES
Selling expenses	19	(152,813)	(433,424)	(419,915)
General and administrative expenses	19	(34,180)	(54,029)	(55,966)
Other expenses, net	19	(25,553)	(27,911)	(21,033)
		(212,546)	(515,364)	(496,914)

OPERATING PROFIT (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		59,188	(35,498)	782,021

FINANCIAL INCOME (EXPENSE)
Financial income, net	20	9,669	1,115,587	1,131,149
Exchange rate and monetary variances, net	20	1,824,955	536,304	523,562
		1,834,624	1,651,891	1,654,711

PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1,893,812	1,616,393	2,436,732

INCOME TAX AND SOCIAL CONTRIBUTION
Current	9 a	(162,062)	(359,070)	(1,220,138)
Deferred	9 a	13,098	(153,843)	(323,738)

NET PROFIT FOR THE PERIOD / YEAR		1,744,848	1,103,480	892,856

BASIC AND DILUTED EARNINGS
PER THOUSAND SHARES - R$
Ordinary	17	2.9864	2.3228	1.8794
Prefered	17	3.1503	-	-

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$)

	2015	2014	2013

NET PROFIT FOR THE PERIOD / YEAR	1,744,848	1,103,480	892,856
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD / YEAR	1,744,848	1,103,480	892,856

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CHANGES IN EQUITY
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$)

			Capital reserves				Other
		Issued	Incentivos	Premium on	Special goodwill	Earnings	comprehensive	Retained
	Note	capital	fiscais	share issuance	reserve on merger	Reserves	Income	earnings	Total

BALANCE AS OF DECEMBER 31, 2012		2,800,000	-	5,081,840	1,391,859	4,296,075	161,637	-	13,731,411

Net Profit for the year		-	-	-	-	-	-	892,856	892,856
Allocations:			-
Earnings reserves	16d	-	-	-	-	892,856	-	(892,856)	-
									-
BALANCE AS OF DECEMBER 31, 2013		2,800,000	-	5,081,840	1,391,859	5,188,931	161,637	-	14,624,267

Net Profit for the year		-	-	-	-	-	-	1,103,480	1,103,480
Allocations:			-
Earnings reserves	16f	-	-	-	-	1,047,716	-	(1,047,716)	-
Proposed dividends (R$ 0.1174 per share)	16e							(55,764)	(55,764)

BALANCE AS OF DECEMBER 31, 2014		2,800,000	-	5,081,840	1,391,859	6,236,647	161,637	-	15,671,983

Net Profit for the period		-	-	-	-	-	-	1,744,848	1,744,848
Capital reduction									-
Capital reduction according to ESM	16a(iv)	(777,930)							(777,930)
Partial split involving the assets of Fernandinho, Cayman and Pedras Pretas	16a(vii)	(60,560)							(60,560)
									-
Dividends according to ESM Nov 30, 2015 (R$ 12.5822 per share)	16 d/e/f					(5,977,397)			(5,977,397)
Allocations:			-						-
Earnings reserves	16 d/e/f	-	-	-	-	895,918		(895,918)	-
Interim dividends according ESM Nov 30, 2015 (R$ 1.0989 per share)	16 d/e/f							(522,039)	(522,039)
Interim dividends for preferred shares according to ESM Nov 30, 2015 (R$ 3,1503 per share)	16 d/e/f							(326,891)	(326,891)

BALANCES AS OF NOVEMBER 31, 2015		1,961,510	-	5,081,840	1,391,859	1,155,168	161,637	-	9,752,014

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CASH FLOWS - INDIRECT METHOD
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013
(In thousands of Brazilian reais - R$)

	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit for the period / year	1,744,848	1,103,480	892,856
Adjustments to reconcile profit before income tax and social contribution to net cash generated by operating activities:
Inflation adjustments and exchange differences, net	58,484	(101,886)	(2,529)
Accrued charges on borrowings and financing	2,797	31,397	23,244
Depreciation/depletion/amortization	39,437	45,806	20,716
Income tax and social contribution	148,964	512,913	1,543,876
Provision for sales in installments	(52,553)	53,070	41,658
Provision for interest receivable	(1,349)	(711,818)	(692,349)
Dividends receivable - MRS Logística	(6,146)	(21,256)	(31,841)
Other provisions	53,685	27,328	12,795
	1,988,167	939,034	1,808,426

(Increase) decrease in operating assets:
Trade receivables	(90,666)	64,622	238,369
Inventories	(13,563)	10,999	92,417
Advances to suppliers	60,045	164,753	194,358
Recoverable taxes	(18,358)	(31,085)	(16,585)
Other receivables	57,727	44,669	18,987

Increase (decrease) in operating liabilities:
Trade payables to third parties	(16,965)	(3,137)	(55,768)
Trade payables to related parties	(9,801)	753	(112,664)
Accrued payroll and related taxes	2,176	1,140	892
Taxes payable	51,122	(318)	70,711
Other payables	(22,802)	(7,081)	(5,283)

Dividends received	-	23,480	33,171
Income taxes paid	(65,703)	(160,741)	(1,084,816)
Interest received	1,450	5,816	6,016
Interest paid	(3,035)	(23,017)	(21,837)
Net cash generated by operating activities	1,919,794	1,029,887	1,166,394

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(17,587)	(127,556)	(66,841)
Cash from acquisition of CSN Handel Gmbh	77,583	-	-
Net cash (generated by) used in investing activities	59,996	(127,556)	(66,841)

CASH FLOWS FROM FINANCING ACTIVITIES
New borrowings and financing	-	15,747	-
Repayment of borrowings and financing	(441,938)	(49,408)	(2,655)
Reduction of capital	(777,930)	-	-
Dividends paid	(5,725,291)	(336,673)	(400,000)
Net cash used in financing activities	(6,945,159)	(370,334)	(402,655)

Effect of exchange rate changes on cash and cash equivalents	-	151,931	36,888

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,965,369)	683,928	733,786

Cash and cash equivalents at the beginning of the year	5,499,139	4,815,211	4,081,425
Cash and cash equivalents at the end of the year	533,770	5,499,139	4,815,211
	(4,965,369)	683,928	733,786

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

