Form 20-F
period 2016-12-31
NATIONAL STEEL CO
filed 2017-12-26
CIK 1049659

As filed with the Securities and Exchange Commission on December 22, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact Name of Registrant as Specified in its Charter)

NATIONAL STEEL COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Marcelo Cunha Ribeiro, Chief Financial Officer
Phone: +55 11 3049-7454 Fax: +55 11 3049-7212

marcelo.ribeiro@csn.com.br
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

 Yes  ☑No

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

 Yes  No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes  ☑ No

TABLE OF CONTENTS

INTRODUCTION	5

FORWARD-LOOKING STATEMENTS	5

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	6

Item 1. Identity of Directors, Senior Management and Advisors	6

Item 2. Offer Statistics and Expected Timetable	6

Item 3. Key Information
3A. Selected Financial Data	6
3B. Capitalization and Indebtedness	10
3C. Reasons for the Offer and Use of Proceeds	10
3D. Risk Factors	10

Item 4. Information on the Company	25
4A. History and Development of the Company	25
4B. Business Overview	27
4C. Organizational Structure	65
4D. Property, Plant and Equipment	65
4E. Unresolved Staff Comments	70

Item 5. Operating and Financial Review and Prospects	70
5A. Operating Results	71
5B. Liquidity and Capital Resources	98
5C. Research & Development and Innovation	104
5D. Trend Information	105
5E. Off-Balance Sheet Arrangements	106
5F. Tabular Disclosure of Contractual Obligations	110
5G. Safe Harbor	110

Item 6. Directors, Senior Management and Employees	110
6A. Directors and Senior Management	110
6B. Compensation	114
6C. Board Practices	114
6D. Employees	114
6E. Share Ownership	115

Item 7. Major Shareholders and Related Party Transactions	115
7A. Major Shareholders	115
7B. Related Party Transactions	115

Item 8. Financial Information	116
8A. Consolidated Statements and Other Financial Information	116
8B. Significant Changes	123

Item 9. The Offer and Listing	123
9A. Offer and Listing Details	123
9B. Plan of Distribution	125
9C. Regulation of Securities Markets	125
9D. Selling Shareholders	127
9E. Dilution	127
9F. Expenses of the Issuer	127

Item 10. Additional Information	127
10A. Share Capital	127
10B. Memorandum and Articles of Association	128

10C. Material Contracts	131
10D. Exchange Controls	131
10E. Taxation	132
10F. Dividends and Paying Agents	140
10G. Statement by Experts	140
10H. Documents on Display	141
10I. Subsidiary Information	141

Item 11. Quantitative and Qualitative Disclosures About Market Risk	141

Item 12. Description of Securities Other Than Equity Securities	148

Item 13. Defaults, Dividend Arrearages and Delinquencies	148

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds	148

Item 15. Controls and Procedures	149

Item 16. [Reserved]	150
16A. Audit Committee Financial Expert	150
16B. Code of Ethics	150
16C. Principal Accountant Fees and Services	151
16D. Exemptions from the Listing Standards for Audit Committees	151
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	151
16F. Change in Registrant’s Certifying Accountant	152
16G. Corporate Governance	153
16H. Mine Safety Disclosure	155

Item 17. Financial Statements	155

Item 18. Financial Statements	155

Item 19. Exhibits	155

PART II	149

PART III	155

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

“consolidated financial statements” are to the consolidated financial statements of Companhia Siderúrgica Nacional and its consolidated subsidiaries prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 and 2016 together with the corresponding Reports of our Independent Registered Public Accounting Firm;

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

Presentation of Financial and Other Information

Our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 contained in “Item 18. Financial Statements” have been presented in thousands of reais (R$) and prepared in accordance with IFRS as issued by IASB. See Note 2(a) to our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures, which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the year ended December 31, 2016, 2015, 2014, 2013 and 2012.

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS, as issued by the IASB, presented in Brazilian real. However, we have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars for the convenience of readers outside of Brazil. The rate used to translate such amounts in respect of the year ended December 31, 2016, was R$3.259 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2016, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

Summary Financial and Operating Data

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.

 We have applied, beginning January 1, 2013, IFRS 10 - Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 - Joint Arrangements, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form. The referred new standard provides additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. We applied this transition relief as described above with respect to the adoption of IFRS 10 and IFRS 11. The financial statements as of and for the year ended December 31, 2012, have been restated for the effects of the retroactive adoption of these new standards.

The consolidated financial statements for the year ended December 31, 2015 have been restated to reflect the outcomes of a detailed review of the business combination transaction that occurred on November 30, 2015, involving our mining and related logistics assets, as well as the outcomes of the in-depth review we performed of various components and transactions, including studies that support the recognition and maintenance of the amounts of long-lived assets, investments in subsidiaries and associates, goodwill, property, plant and equipment and tax credits. The reviews mentioned above resulted in material adjustments to the following items:

1.     Business Combination

(a)       The Business Combination involving CSN Mineração and Namisa;

(b)      Adjustments to the participation of the non-controlling interest of CSN Mineração resulting from a change in the interpretation of the application of the IFRS 3 accounting pronouncement.

2.     Expected realization of income tax and social contribution deferred tax credits.

For more information, see Note 2.a.a to our consolidated financial statements included in “Item 18. Financial Statements.”

	Year Ended December 31,
Income Statement Data:	2016¹	2016	2015² Restated	2014	2013³	2012
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	5,262	17,149	15,262	16,126	17,312	15,229
Cost of products sold	(3,878)	(12,640)	(11,740)	(11,592)	(12,423)	(11,259)
Gross Profit	1,384	4,509	3,522	4,534	4,889	3,970
Operating expenses
Selling	(521)	(1,697)	(1,430)	(1,042)	(875)	(774)
General and Administrative	(159)	(518)	(470)	(438)	(486)	(468)
Equity in results of affiliated companies	20	65	1,160	331	158	642

Other Expenses	(330)	(1,077)	(1,341)	(657)	(1,134)	(2,763)
Other Income [4]	203	663	3,610	90	567	111
Total [4]	(787)	(2,564)	1,529	(1,716)	(1,770)	(3,252)

Operating income	596	1,945	5,051	2,818	3,119	419
Non-operating income (expenses), net
Financial Income	197	644	488	172	171	391
Financial expenses	(971)	(3,166)	(3,853)	(3,253)	(2,683)	(2,543)

(Loss) Income Before Taxes	(178)	(577)	1,686	(263)	608	(1433)
Income Tax
Current	(63)	(206)	(136)	(528)	(1,291)	(322)
Deferred	(18)	(60)	(2,768)	679	1,217	1,275

Net Income (Loss) from continuing operations	(259)	(843)	(1,218)	(112)	534	(480)

Net Income (Loss) from discontinued operations	(3)	(10)	2	-	-	-

Net Income (Loss) for the period	(262)	(853)	(1,215)	(112)	534	(480)

Net income (loss) attributable to noncontrolling interest	25	82	(2)	(7)	25	(61)
Net income (loss) attributable to Companhia Siderúrgica Nacional	(287)	(935)	(1,213)	(105)	509	(419)

Basic earnings per common share	(0.19287)	(0.62857)	(0.89597)	(0.07941)	0.36626	(0.32922)
Diluted earnings per common share	(0.19287)	(0.62857)	(0.89597)	(0.07941)	0.36626	(0.32922)

	As of December 31,
Balance Sheet Data:	2016	2016	2015 Restated	2014	2013	2012
	(in millions of US$)	(in million of R$)
Current assets	3,819	12,445	16,431	15,936	16,403	19,099
Investments	1,402	4,568	3,998	13,665	13,487	10,840
Property, plant and equipment³	5,565	18,136	17,826	15,624	14,911	18,520
Other assets	2,763	9,005	9,084	4,542	5,602	4,825

Total assets	13,549	44,154	47,339	49,767	50,403	53,284

Current liabilities	1,687	5,497	5,082	6,363	5,564	6,551
Non -current liabilities	9,596	31,272	35,166	37,669	36,770	37,725
Stockholders’ equity ³	2,266	7,385	7,091	5,735	8,069	9,008

Total liabilities and stockholders’ equity	13,549	44,154	47,339	49,767	50,403	53,284

Paid-in capital (in millions of reais)	1,393	4,540	4,540	4,540	4,540	4,540
Common shares (quantities in millions of shares)	1,388	1,388	1,388	1,388	1,457	1,457
Dividends declared and interest on stockholders’ equity (in millions of reais)[5]	-	-	275	700	800	300
Dividends declared and interest on stockholders’ equity per common share (in reais)[5]	-	-	0.20	0.50	0.55	0.21

(1)       Translated for the convenience of the reader only at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2016, of R$3.259 to $US1.00.

(2)       The results of our former subsidiary Cia. Metalic Nordeste, or Metalic, were excluded from net operating revenues, cost of sales and/or services, gross profit, operating expenses, other operating expenses, other operating income, financial results and income taxes and were included in “Net (loss) from discontinued operations” due to the sale of Metalic in November 2016. For further information, see “Item 4B. Business Overview— Downstream Facilities—Metalic.”

(3)       In 2013, the financial information was substantially impacted by the deconsolidation of Transnordestina Logística S.A., which we began to recognize under the equity accounting method, due to the partial spin-off and the entry into effect of the new shareholders’agreement. For further information, see “Other operating income (expenses)” included in “Item 5A. Operating Results.”

(4)       The 2015 financial information was impacted by the business combination of CSN Mineração (former “Congonhas Minérios) as described in “Item 5A. Operating Results.”

(5)       Dividends related to the fiscal year ended December 31, 2015 were paid in 2016 before the second restatetement of our financial statements as of and for the year ended December 31, 2015. As a consequence of the aforementioned second restatement, which resulted in a net loss for 2015, we recorded the payment as a payment from our profit reserve account account (statutory reserve of working capital) existing at the time of the distribution. The payment was not allocated to to the minimum mandatory dividends for the year ended December 31, 2015 as established at our 2016 annual shareholders’ meeting, held on April 28, 2016. For a discussion of our dividend policy and dividend and interest payments, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian real has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during recent decades. The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates.

We cannot predict whether the Central Bank or the Brazilian government will continue to allow the Brazilian  real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The Brazilian real may depreciate or appreciate against the U.S. dollar substantially.

The following tables present the purchase rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

Year ended	Low	High	Average (1)	Period-end

December 31, 2012	1.702	2.112	1.955	2.044
December 31, 2013	1.953	2.446	2.161	2.343
December 31, 2014	2.197	2.740	2.355	2.656
December 31, 2015	2.575	4.195	3.338	3.905
December 31, 2016	3.119	4.156	3.484	3.259

Month ended	Low	High	Average	Period-end
January 2017	3.127	3.273	3.197	3.127
February 2017	3.051	3.148	3.104	3.099
March 2017	3.077	3.174	3.128	3.168
April 2017	3.092	3.198	3.136	3.198
May 2017	3.092	3.381	3.210	3.244
June, 2017	3.230	3.335	3.294	3.307
July, 2017	3.125	3.318	3.210	3.130
August, 2017	3.115	3.197	3.150	3.146
September, 2017	3.084	3.192	3.134	3.167
October, 2017	3.130	3.279	3.190	3.276
November, 2017	3.213	3.291	3.258	3.261
Source: Central Bank.
(1)	Represents the daily average of the close exchange rates during the period.

We pay any cash dividends and make any other cash distributions, if any, with respect to our common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by ADS holders on conversion into U.S. dollars of such distributions for payment by the depositary. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (B3 – Brasil, Bolsa, Balcão), or the B3.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. See “—Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us” and “Item 5A. Operating Results—Brazilian Macro-Economic Scenario—Effects of Exchange Rate Fluctuations.” The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

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

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares.

Since 2014, Brazil’s economy has deteriorated. Only in 2017 has it shown initial signs of a slow recovery. The Gross Domestic Product, or GDP, contraction rates were (3.6)% in 2016 and (3.8)% in 2015, and a slightly growth of 0.1% in 2014. The Brazilian government projects the Brazilian GDP will grow by 0.7% in 2017. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. We cannot assure you that the GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Political instability may adversely affect our business and results of operations and the price of our common shares and ADSs.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutors’ Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect our business, financial condition and results of operations and the trading price of our common shares and ADSs.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in 2018. Political uncertainty has remained since Mr. Temer, who is himself the subject of allegations of misconduct, took office. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. At the end of 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.905 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 at December 31, 2016. On November 30, 2017 the exchange rate was R$3.2681 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, as in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole.

On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us, as well as impact the U.S. dollar value of distributions and dividends on and the U.S. dollar equivalent of the market price of our common shares and ADSs.

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or -linked indebtedness of R$14,607 million or 48% of our total indebtedness, as of December 31, 2016.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Since 2014, and especially in the year 2015, Brazil has again experienced high rates of inflation, although the index of inflation for 2016 has decreased compared to 2015. Inflation measured by the IPCA index was 6.4%, 10.7% and 6.3% in 2014, 2015 and 2016, respectively. In 2017, analysts expect the inflation rate to converge towards the target of 3.0% established by the Central Bank of Brazil.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect Brazilian economic growth and us. In addition, we may not be able to adjust the price of our products in the foreign markets to offset the effects of inflation in Brazil on our cost structure, given that most of our costs are incurred in reais. The Brazilian government has introduced policies aimed at reducing inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy.

Developments and the perception of risk in other countries, especially other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, especially other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in, or economic policies of, other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Recently, heightened volatility in the Brazilian market was due to, among other factors, uncertainty as to the implication of U.S. elections, U.S. monetary policy and Great Britain’s exit from the European Union on international financial markets, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions.

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

Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and have a negative impact on our revenues, cash flow, profitability, as well as result in a need to change the way we operate or in the suspension of certain of our projects and operations.

Our iron ore prices are based on a variety of pricing terms, which generally use market price indices as a basis for determining the customer price. Our prices and revenues for iron ore are consequently volatile, which may adversely affect our results of operations and cash flow. In 2016, average iron ore prices increased 5.3% to US$58.4/dmt, from US$55.5/dmt in 2015. In 2015, average iron ore prices decreased 42.6% to US$55.5/dmt from US$96.7/dmt in 2014, according to the average Platts IODEX (62% Fe CFR China). On September 29, 2017, the index stood at US$61.35/dmt. As a result, revenues from our mining business decreased from 25% of our total net revenues in 2014 to 21% in 2015, and increased to 27% in 2016. A potential decrease in the market prices for iron ore may result in a need to change the way we operate or, depending on the level of price decreases, even in the suspension of certain of our projects and operations and impairment of assets, which could adversely affect our financial position and results of operations.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on our revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals over the past years, effectively driving global prices for iron ore and steel. In 2016, China accounted for 72% of the global seaborne iron ore trade. The percentage of our iron ore sales volume consumed in China was around 60% in 2016. China is also the largest world steel producer, accounting for approximately 50% of the global steel production.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also negatively impact our results. China’s GDP increased 6.7% in 2016 compared to 6.9% in 2015, 7.3% in 2014 and 7.7% in 2013.

In addition, the ramp-up of projects started in past years by major iron ore suppliers could affect seaborne iron ore prices and have a negative impact on our revenues. In addition, the recent upsurge of iron ore prices could also stimulate high cost producers to resume operations, expanding our supply base, which may negatively affect us.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 25%, 21% and 27% of our total net revenues in 2014, 2015 and 2016, respectively. Operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or existing labor or government agreements.

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

In 2016, raw material costs accounted for 50.3% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 49% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

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

In response to the increased production and export of steel by many countries, anti-dumping and countervailing duty and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports. In 2015, the U.S. authorities initiated anti-dumping and countervailing duty investigations on hot-rolled and cold-rolled steel sheets and coils imported from Brazil and other countries. In 2016, the European Commission initiated an anti-dumping investigation of hot rolled sheets and coils imported from Brazil and other countries. The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, permits and licenses. Changes of laws and regulations and government measures could adversely affect us.

Our activities and the activities of our subsidiaries and joint ventures are subject to governmental authorizations, concessions, licenses or permits, which include environmental licenses for our infrastructure projects and concessions, including for the port terminals we operate and the railways in which we have an equity interest. Although we believe that such authorizations, concessions, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, as well as that no additional requirement will be imposed in connection with such request. Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits, or under the terms of the new concession laws, claims for the amicable contractual termination and the subsequent re-bidding for concessions. We also cannot guarantee that we, our controlled entities and our joint ventures that hold concessions will timely comply with our/their obligations under any relevant Concession Agreement or in Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. In addition, we are exposed to supervision, penalties and fiscalization from the government controlling bodies, as the Brazilian court of audit (Tribunal de Contas da União), or TCU, and regulatory agencies. A relevant breach of those obligations may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of the public financing before a project begins to operate, the acceleration or an event of default in indebtedness, related to the affected concession, permit or license or not, as well as the imposition of penalties, such as fines or the closure of facilities. In case of takeover or Concession Agreement termination due government default, if we are entitled to any indemnification from granting authorities for our investments in connection with concessions, permits or licenses, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after the events affecting our concessions, permits or licenses, if at all.

In addition, if laws and regulations applicable to these authorizations, concessions, permits or licenses change, modifications to our technologies and operations could be required, and we may need to make unexpected capital expenditures, and capital expenditures that we have already made may not generate the returns we expected, if any. Especially concerning our mining activities, new, more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license and, therefore, may be exposed to civil responsabilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. These events and additional costs may have a negative impact on our operations, profitability and the return from our projects or even make certain projects economically or otherwise unfeasible. For more information, see “—We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, safety and health regulations imposed on us may result in increased liabilities and capital expenditures.”

Our activities are also subject to governmental regulation in the form of taxes, charges and royalties, which can have an important financial impact on our operations. In the countries where we are present, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits or change the basis on which taxes are calculated in a manner that is unfavorable to us. For example, the Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, and a bill that proposes significant changes to the Mineral Code, including a potential increase in royalties charged for our mining activities, is currently under review by the Brazilian Congress. For more information, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Brazil - Mining Regulation—Mineral Rights and Ownership.”

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and /or incur new debt.

As of December 31, 2016, our total debt outstanding amounted to R$30,441 million, consisting of R$2,117 million of short-term debt and R$28,324 million of long-term debt. See “Item 5B. Liquidity and Capital Resources” and “Item 18. Financial Statements.” We had R$4,871 million of cash and cash equivalents as of December 31, 2016. Our planned investments in all of our business segments will require a significant amount of cash over the course of 2017 and following years. See “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

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

There can be no assurance that we will be successful in effecting the renegotiation of our debt.  In the absence of obtaining additional capital through asset sales, consensual restructuring of debt and or similar measures, we may be unable to avoid defaults and, consequently, cross-defaults.

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

We have announced certain measures to improve our liquidity and debt profile, including the potential sale of certain assets. In addition, we are negotiating the extension of certain of our credit facilities (for further information, see Item “5B. Liquidity and Capital Resources”). If we are unable to successfully sell certain assets and/or extend their amortizations, we may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change either due to factors specific to us, trends in the industries we operate, or in credit and capital markets more generally. Our high level of indebtedness and other factors have recently resulted in decreases in our credit ratings. In 2016, Fitch Ratings, Moody’s and S&P have decreased our credit ratings from B+, B1 and BB-, respectively, to B-, Caa1 and CCC+, respectively, as of the date of this annual report. As of October 31, 2017, our Fitch Ratings, Moody’s and S&P credit ratings were B-, Caa2- and CCC-, respectively. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure that credit rating agencies will not downgrade our credit ratings any further, or that such credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant.

In light of our current credit ratings and leverage ratio, our ability to obtain debt and equity financings has been materially weakened, which makes us more vulnerable to unexpected events or to the deterioration of our operating environment.

Any lowering, suspension or withdrawal of such ratings may have an adverse effect on us, our financial condition, results of operations and profitability, including our ability to refinance our existing indebtedness.

 Our indebtedness includes restrictive covenants, which may give rise to early maturity in the case of default, and there can be no assurance that we will be successful in effecting the renegotiation of our debt.

Our loan agreements contain certain covenants and disclosure obligations regarding our financial statements. In 2017, we were unable to publish our financial statements as of and for the year ended December 31, 2016 within the regulatory period. Therefore, we requested a waiver from the debentureholders of our 5th, 7th, 8th and 9th Debentures Issuances to grant us until October 31, 2017 to disclose our consolidated financial statements as of and for the year ended December 31, 2016.  While we successfully met the October 31, 2017 deadline and are therefore not currently in default under any of our financings, we cannot assure you that we will be able to fully comply with all covenants in our financial agreements. For more information regarding the late filing of our consolidated financial statements as of and for the year ended December 31, 2016, see 13.b in “Item 18. Financial Statements.”

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

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement new or improved required controls, our business and financial results could be harmed and we could fail to meet our financial reporting obligations. In this regard, and in connection with management’s evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2016, management determined that we did not maintain effective controls relates to our monitoring process and management review controls and that the ineffective controls constitutes a material weakness.

While we are in the process of improving our internal controls, the material weakness will continue to exist until the remediation actions are fully implemented and tested. If we are unsuccessful in improving these controls or are otherwise unable to remediate this material weakness, our financial reporting may be disclosed in an untimely manner or with inaccuracies, which could negatively impact our business and financial results.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) established a strategic alliance in 2015 with an Asian consortium at our controlled investee CSN Mineração S.A., or CSN Mineração (formerly named Congonhas Minérios S.A.),  to mine iron ore; (ii) a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Tractebel Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity; and (v) a consortium with Votorantim Metais Zinco S.A., Aliança Geração de Energia S.A. (union of Vale S..A and CEMIG Geração e Transmissão S.A.) and AngloGold Ashant Córrego do Sítio Mineração S.A. at Igarapava Hydroelectric Power Plant to produce electricity.

Our forecasts and plans for these strategic alliances, joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

Accidents or malfunctioning equipment on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products and negatively impact our business.

The steel and iron ore production processes depend on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, rolling mills, drillers, reclaimers, conveyor belts, crushing and screening equipment and shiploaders, as well as on internal logistics and distribution channels, such as railways and seaports. This equipment and infrastructure may be affected in the case of malfunction or damage.  Any significant interruptions in our production process, internal logistics or distribution channels (including our ports and railways) could materially and adversely affect us.

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and may be exposed to civil responsabilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. We have health, safety and environmental standards and risk management programs and procedures in place to mitigate such risks, including in relation to our tailing dams. Notwithstanding our internal standards, policies and controls, our operations remain subject to incidents or accidents that could negatively and adversely affect our business reputation, results of operations and financial results.

Our insurance policies may not be sufficient to cover all our losses.

We maintain several types of insurance policies, in line with the risk management of our businesses, which attempt to follow industry market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, CAR (construction and erection risks), boiler and machinery coverage, trade credit insurance, surety, named perils, ports and terminal liabilities.

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração, Container Terminal Sepetiba TECON. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until March 31, 2019, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits. Under the terms of the policy, we remain responsible for the first tranche of US$385 million in losses (material damages and loss of profits). The coverage obtained in these insurance policies may not be sufficient to cover all risks we are exposed to. Additionally, we may not be able to successfully contract or renew our insurance policies in terms satisfactory to us. The occurrence of one or more of these events may adversely affect our financial position.

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

We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, safety and health regulations imposed on us may result in increased liabilities and capital expenditures.

Our steel making, mining, cement, energy and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to the protection of health, safety and the environment.

Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to create privately owned conservation areas (Reserva Particular do Patrimônio Natural), or RPPNs, as an environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected for 2020 for the industrial sector (including steel making and cement sectors) and an action plan for the sector is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established. In addition, the state of Rio de Janeiro, through its State Environmental Agency (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. In regard to air emission standards, the Environmental National Council, or CONAMA, issued a resolution that obliges steel companies to comply with certain restrictions until 2018. The Brazilian government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for more strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations is currently being developed by the Department of Geology, Mining and Mineral Processing from the Ministry of Mines and Energy, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and are generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business, stakeholders or reputation.

New or more stringent environmental, safety and health standards imposed on us could require us to make increased capital expenditures, create additional legal preservation areas in our properties, or make modifications in operating practices or projects.  Especially with regard to our mining activities, new more stringent environmental, health and safety standards, including with respect to the licensing process of our projects operations, specifically for our dams, could be imposed. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil responsabilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations, as well as encounter delays in obtaining environmental or other operating licenses. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which we export our products may also materially and adversely affect our export sales and us.

In addition, we may be requested to enter into Terms of Undertaking (Termos de Ajustamento de Conduta), or TACs, with Brazilian regulators and agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC in a timely manner, we may be exposed to penalties, such as fines, revocation of permits, or closure of facilities. See “Item 4B. Government Regulation and Other Legal Matters—Environmental Expenditures and Claims and Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailing dams. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current level of production beyond the remaining lives of our existing mines. See “Item 4B—Business Overview—Our Mining Segment—Mineral Reserves .”

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

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to complete acquisitions, or integrate successfully and develop these businesses to realize revenue growth and cost savings, our financial results could be adversely affected. Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor or environmental liabilities, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

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

A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Considering the current political and economic crisis, strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services may occur. Such disputes have in the past and may in the future materially and adversely affect the operation of our facilities, and/or the timing of completion and the cost of our projects.

We are exposed to the risk of litigation.

We are currently and may in the future be a party to legal proceedings and judicial, administrative or arbitration claims. For some of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsel’s judgment as to the likelihood of an outcome favorable to us.

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

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which allows the custodian to convert dividends and other distributions with respect to the common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of, or distributions relating to, the common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares. For more information regarding exchange controls, see “Item 10D. Exchange Controls.” If you seek to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of ADSs may not be able to exercise their voting rights.

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote. In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. Alternatively, ADS holders can exercise their right to vote by surrendering their ADSs for cancellation in exchange for our common shares. Pursuant to applicable Brazilian law, companies that issue ADSs must publish the first call for a shareholders’ meeting at least 30 days in advance of the meeting, and the second call must be published at least 08 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. The ten largest companies in terms of market capitalization represented 55% of the total market capitalization of the B3 as of December 31, 2016. The top ten stocks in terms of trading volume accounted for 45%, 46%, and 47.2% of all shares traded on the B3 in 2016, 2015 and 2014, respectively. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find exemptions from registration that are available, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration does not exist, the JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Preemptive Rights.”

A decrease in our market capitalization may increase volatility.

       In recent years our market capitalization has decreased and as a result the volatility in the trading price of our common shares and ADSs has increased. Any further decreases in our market capitalization may further increase volatility.  In 2016, the trading price of our ADSs dropped for a certain period below the levels required by the listing standards of the New York Stock Exchange (“NYSE”).  If the trading price of our ADSs again drops below those levels, we may be required to do a reverse stock split or a ratio change of the number of common shares per ADS in order to regain compliance with NYSE’s listing standards.

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

In 2007, CSN started to sell iron ore in the seaborne market. Today, CSN, through its controlled company CSN Mineração (formerly named Congonhas Minérios S.A.), is an important exporter of iron ore, drawing from the high quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração currently holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which CSN Mineração exports iron ore and imports coal and coke.

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

In addition, a new plant for production of long steel products has been installed at Volta Redonda and started operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. This plant provides the domestic market with rebar for civil construction and wire rod for industrial and civil construction applications.

In 2015, we inaugurated two new grinding mills, and in 2016, we concluded a new 6,500 tpd kiln line, reaching a capacity of 4.7 million tons in our cement plants.

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

Our current annual crude steel capacity and rolled product capacity at the Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. At the end of 2015, due to weak internal demand for steel, we decided to interrupt operation of Blast Furnace No. 02 for maintenance, impacting our annual production capacity of crude steel at the Presidente Vargas Steelworks by 28%, while the production of rolled steel decreased 20%. During 2016, our inventory levels significantly dropped and we decided to resume operations of Blast Furnace No.2 in October.

Our production process is based on the integrated steelworks concept.

We currently obtain all of our iron ore (except for pellets), limestone and dolomite requirements and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 51% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation and port facilities.

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

Mining Activities

We own a number of high quality iron ore mines, all located within Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our controlled investee,  CSN Mineração, and Fernandinho mines, located in the city of Itabirito and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A. (“Minérios Nacional,” former Mineração Nacional S.A.). Our mining assets also include the cargo terminal Itaguaí Port, or TECAR, pertaining to CSN Mineração, the Bocaina mines, located in the city of Arcos, in the state of Minas Gerais, which produces dolomite and limestone, and Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin. We sold 25.2 million tons, 25.7 million tons and 32.9 million tons of iron ore to third parties in 2014, 2015 and 2016, respectively.

Logistics

Our verticalization strategy and synergies among our business units are strongly dependent on the logistics needed to guarantee the transportation of the inputs at a low operating cost. A number of railways and port terminals make up the logistics system integrating our mining, steelmaking and cement units.

We operate a port terminal for containers, Sepetiba Tecon, at Itaguaí Port, in the state of Rio de Janeiro, and CSN Mineração operates the solid bulks terminal, or TECAR, also located at Itaguaí Port, in the state of Rio de Janeiro.

We also have interests in three railways: (i) we share control in MRS Logística S.A., which operates the former Southeast System of the Federal Railway System, along the Rio de Janeiro-São Paulo-Belo Horizonte axis; (ii) we have an interest in jointly controlled investee Transnordestina Logística S.A., or TLSA, which has a concession to construct and operate the Northeastern Railway System II; and (iii) we control Ferrovia Transnordestina Logística S.A., or FTL, which operates the former Northeastern Railway System, or RFFSA, or Rede Ferroviária Federal, which we currently call Northeastern Railway System I.

Cement

We entered the cement market in May 2009, driven by the strong synergy with our steelmaking business. This segment takes advantage of the slag generated by our blast furnaces and of our limestone reserves, located in the city of Arcos in the state of Minas Gerais. Limestone is used to produce clinker. Clinker and slag are the main inputs in cement production.

In 2015, we inaugurated two new grinding mills, and in 2016, we concluded a new kiln line of 6,500 tons per day capacity, reaching a capacity of 4.7 million tons per year of cement considering our Volta Redonda and Arcos plants. We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, reducing risks and adding value for our shareholders.

Energy

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2016, our Presidente Vargas Steelworks consumed approximately 2.642 million MWh of electric energy.

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

Other Information

CSN’s legal and commercial name is Companhia Siderúrgica Nacional. CSN is organized for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Av. Brigadeiro Faria Lima, 3400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132, and our telephone number is +55-11-3049-7100. CSN’s agent for service of process in the United States is CT Corporation, with offices at 111 Eighth Avenue, New York, New York 10011.

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

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in Minas Gerais. Our mining activities provide relevant EBITDA generation. We sold 20.2 million tons to third parties in 2012, 21.5 million tons in 2013, 25.2 million tons in 2014 (taking into account our proportional interest in Namisa throughout this period), 25.7 million tons in 2015 and 32.9 million tons in 2016 (including 100% of Namisa due to full consolidation of CSN Mineração, formerly named Congonhas Minérios S.A.). Our mining business also includes TECAR, a solid bulks terminal at Itaguai Port (RJ), with a capacity to handle 45 mtpy, Mineração Bocaina, located in Arcos (MG), which produces dolomite and limestone and ERSA, which mines and casts tin.

During 2015 and 2016, we implemented cost reduction actions, which, along with the real depreciation, reduced our production costs at the Casa de Pedra mine from US$24.66/ton in 2014 to US$15.56/ton and to US$12.92/ton in 2015 and 2016, respectively.

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

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins compared to peer companies of both steel and mining segments. Other factors that lead to our low cost structure include the strategic location of our steelworks facility along with our well qualified work force with a lean cost.

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

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the domestic market for steel products, with a market share above 30% of the domestic flat steel market. In addition, we use our subsidiaries CSN LLC and Lusosider as sales channels for our flat steel products in the United States and in Europe, which accounted for approximately 21% of our total sales in 2016. Direct exports accounted for 6% of our total sales in 2016. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2016, SWT accounted for 16% of our total sales.

Strategies

Our goal is to increase value for our shareholders by further benefiting from our competitive cost advantages and quality of product portfolio, maintaining our position as one of the world’s lowest-cost steel producers, increasing our relevance as an important iron ore global player, increasing the market share and size of our cement business and optimizing our infrastructure assets (including ports, railways and power generating plants) to enable high integration, quality product and low costs. To achieve these goals, we developed specific strategies for each of our business segments, as described below.

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

•         The constant pursuit of operational excellence, by developing and implementing cost reduction projects (e.g., energy efficiency) and process review programs (e.g., internal logistic optimization, project development and implementation discipline);

•         Exploring marketing and commercial synergies by using our flat steel distribution network and product portfolio to accelerate entrance into the domestic long steel market;

•         Increasing customized services and distribution abilities through our expanding distribution network; and

•         Divestment from non-strategic assets to improve capital allocation and optimize our business portfolio, such as the sale transcation of Cia. Metalic Nordeste, or Metalic, during 2016.

For information on planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, such as CSN Mineração, to enable low operational costs and long term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 mtpy of iron ore products, including third party products, by increasing mine capacity at Casa de Pedra and other mines, along with developing export services for third party producers. However, in the short term, considering the current pricing and global iron ore competitive scenario, we will focus on exporting quality iron ore with low cost, guaranteeing participation in the seaborne market.

To sustain this growth, we plan to increase capacity in TECAR, our solid bulks terminal at Itaguai Port, to 60 mtpy.

In order to maximize the profitability of our product portfolio, we also plan to focus on increasing our output of high quality pellet-feed, by using Itabirito’s deposits and investing with strategic partners and clients in providing pellet feed to pellet producers.

For information on planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

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

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Arcos mine and the slag generated by our blast furnaces at Volta Redonda. The first cement grinding mill was inaugurated in 2009, with capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant enabling lower production costs. In 2015, we inaugurated two new grinding mills, and in 2016, we concluded a new 6,500 tpd kiln line, reaching a capacity of 4.7 million tons. We intend to expand our cement production capacity to 5.7 million tons per year over the next years. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

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

Cold-Rolled Products

Cold-rolled products include cold-rolled coils and sheets. A cold-rolled product, as defined by Brazilian standards, is a flat cold-rolled steel coil or sheet with thickness ranging from 0.30 millimeters to 3.00 millimeters. Cold-rolled products have more uniform thickness and better surface quality when compared to hot-rolled products and their main applications are automotive parts, home appliances and construction. We supply cold-rolled coils with thickness ranging from 0.30 millimeters to 2.99 millimeters.

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

Quality Management System

We maintain a Quality Management System that is certified to comply with the International Standardization Organization ISO 9001 standard and the automotive industry’s Technical Specification ISO/TS 16949 in June 2016.  ISO 9001 is for the design and manufacture of slabs, blooms, billets, hot rolled flat, pickled and oiled, cold rolled and galvanized steel, tin mill products and long steel products and ISO/TS 16949:2009, third edition, for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products.

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

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel within Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(In millions of tons)
2016	30.2	3.0	9.9%
2015	33.3	4.2	12.7%
2014	33.9	4.5	13.3%
2013	34.2	4.5	13.2%
2012	34.7	4.8	13.8%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table contains some of our operating statistics for the periods indicated:

Certain Operating Statistics
	2016	2015	2014
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Molten Steel	3.1	4.4	4.6
Crude Steel	3.0	4.2	4.5
Hot-Rolled Coils and Sheets	3.3	4.3	4.8
Cold-Rolled Coils and Sheets	2.3	2.5	2.5
Galvanized Products	1.8	1.4	1.6
Tin Mill Products	0.5	0.6	0.6
Consumption of Coal for Coke Batteries	1.3	1.3	1.6
Consumption of Coal for PCI	0.4	0.5	0.6

Raw Materials and Suppliers

The main raw materials we use in our integrated steel mill include iron ore, coke, coal (from which we make coke), limestone, dolomite, aluminum, tin and zinc. In addition, our production operations consume water, gases, electricity and ancillary materials.

Iron Ore

We are able to obtain the majority of our iron ore requirements from our Casa de Pedra and Engenho mines located in the State of Minas Gerais. The only iron ore product which we buy from third parties is pellet. For a description of our iron ore segment see “—Our Mining Segment.”

Coal

In 2016, our metallurgical coal consumption totaled 1.61 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into the blast furnaces, in a pulverized form, to reduce coke consumption. The PCI system reduces CSN’s need for imported coke, thus reducing production costs. The total PCI coal consumption in 2016 totaled 0.35 million tons, all imported. The sources of the hard coking coal consumed in our plants in 2016 were as follows: USA (45.2%), Australia (52.8%) and Canada (2.0%) and for PCI: Russia (66.5%), Australia (33.5%).

During the first quarter of 2016, the coking coal benchmark price reached its lowest level since 2010 (US$81/MT). The following quarters presented a slight increase in prices due to a soft supply reduction. During the last quarter of 2016, we faced a severe supply reduction due to a new regulation established by China’s National Develop and Reform Commission (NDRC), which reduced the number of working days at coal mines in China from 330 to 276. In addition, in September and October, two important Australian producers had their production disrupted following structural problems at their mines, invoking force majeure during 50 days. This scenario resulted in a sharp price increase, reaching US$311/mt at the spot market in November. As of December, the supply begun to recover and spot prices decreased to US$230/mt by the end of the year.

Coke

In 2016, in addition to the approximately 0.92 million tons of coke we produced, we also consumed 0.63 million tons of coke bought from third parties in China and Colombia, a decrease of 47.42% as compared to our consumption in 2015.

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

The annual production of limestone and dolomite for our steelworks is approximately 3 million tons.

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

•         Limestone and dolomite fines for sintering: used in the production of “sinter,” in our steelworks. The sintering process mixes and heats together with fine ores, solid fuel and flux, producing a highly reactive granulated burden. The sinter is used in blast furnaces as the main source of iron for the production of pig iron.

Bocaina mine is alsoresponsible for supplying limestone for cement manufacturing in Volta Redonda and Arcos.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. Specifically in relation to tin, we purchase part of our demand from CSN’s subsidiary ERSA. We maintain approximately 21, 15 and 29 days’ inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which are generally purchased from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. In 2016, we used 513,140 tons of oxygen to produce 3.0 million tons of crude steel.

Water

Large amounts of water are also required in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, to carry away waste, to help produce and distribute heat and power and to dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 92% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$1.530 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2016, our Presidente Vargas Steelworks consumed approximately 2.64 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by the gases from the steel production process, with 235.2 MW of installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava Hydroelectric Power Plant in Minas Gerais, from which we have ensured energy take of 167 MW on average and 23 MW on average, respectively. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, using the outlet gases from the iron making process to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is currently our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras and Raízen. In 2016, the Presidente Vargas Steelworks consumed 360 million m3 of natural gas.

The market for natural gas is strongly correlated with the electricity market. Brazilian electricity generation is based principally on hydroelectric power, itself dependent on the level of Brazil’s reservoirs. As a contingency against low levels of rainfall, there are several thermoelectric power plants which use natural gas. Due to low levels of rainfall in 2013 and 2014, reservoirs reached their lowest level in the past ten years; consequently, the Brazilian Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, increased the utilization of thermoelectric generation.

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, or Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone used in our steel plant in Volta Redonda. In 2016, our consumption totaled 64,253 kiloliters of diesel oil, used to produce 32.174 million tons of iron ore, for which we paid R$121.2 million.

Suppliers

We acquire the inputs necessary for the production of our products in Brazil and abroad, with aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon being the main inputs acquired in Brazil. Coal and coke are the only inputs acquired abroad. In 2016, we consumed 245,000 tons of third party slabs.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Vanomet and CSA	Slabs
Rio Tinto Coal, BHP, Drummond, AlphaCoal, Carbo One Limited, Jellimbah, Jim Walter Resources and Teck Coal	Coal
CI Milpa, Sinochen, Noble and Coeclerici	Coke
Ibrame, Latasa, and Alumbras	Aluminum
Votorantim Metais (1)	Zinc
White Solder, ERSA, andMelt Metais	Tin
Sotreq, Metso, Continental, Komatsu, Simplex, Mason, Minas Maquinas and Michelan	Spare parts
Magnesita, RHI, Vesuvius and Saint Gobain	Refractory bricks
Ipiranga and Cosan	Lubricants
___________
(1) We depend on Votorantim Metais as it is the only supplier of zinc in Brazil.

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

Blast Furnace No. 2 was taken out of service by the end of 2015 and remained under maintenance until October 2016, at which time we decided to restart it. After 10 days of resumed operations, Blast Furnace No.2 returned to its regular production capacity.  The annual production capacity of steel at the Presidente Vargas Steelworks was 5.6 million tons.

Our major operational units and corresponding effective capacities as of December 31, 2016, including CSN LLC and Lusosider, are set forth in the following chart:

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

Metalic

In November 2016, we sold a 99.99% stake in Metalic to Can-Pack Brasil Indústria de Embalagens Ltda., a Brazilian subsidiary of Can-Pack S.A., a Polish metal packaging producer, for the amount of R$372.5 million. For more information regarding this sale, see Note 4 to our consolidated financial statements included in “Item 18. Financial Statements.”

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

Prada Distribuição is one of the leaders in the Brazilian distribution market for steel products with 460,000 tons per year of installed processing capacity. Prada Distribuição has one steel service center and six distribution centers strategically located in the Southeast region of Brazil. The service center is located in the city of Mogi das Cruzes between the cities of São Paulo and Rio de Janeiro. Its product mix also includes sheets, slit coils, sections, tubes and roofing in standard or customized format, according to clients’ specifications. Prada Distribuição processes the entire range of products produced by us and services 4,000 customers annually from the civil construction, automotive and home appliances sectors, among others.

 Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat steel processing facility in Terre Haute, Indiana. This facility has an annual cold rolling production capacity of 800,000 tons of full hard cold rolled coils. Delivery capacity of cold-rolled and galvanized products are 280,000 and 315,000 tons/year, respectively. Currently, CSN LLC is obtaining raw materials by buying hot rolled coils directly from mills in the United States or importing from mills abroad. See “Item 4B. Government Regulation and Other Legal Matters—Proceedings Related to Protectionist Measures—United States” for a discussion about anti-dumping issues on Brazilian hot coils exports to the United States.

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 50,000 tons of hot-rolled pickled coils, 50,000 tons of cold-rolled and 240,000 tons of galvanized products per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the State of Bahia and one in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and Northern regions. There is also a Distribution Center in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the Southern region of Brazil.

Long Steel Mills

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

Production Output - SWT

	2016	2015	2014
	(In thousands of tons)
Production of:
Beam Blank (Crude Steel)	823	794	844
Long Steel (Finished Products)	782	743	758

 Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel operation is scrap. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal.

Scrap

In 2014 and 2015, scrap prices decreased significantly. In 2016, scrap prices depreciated approximately 15% compared to the previous year. Our scrap consumption totaled approximately 0.93 million tons and accounted for nearly 56% of our production costs. We are able to obtain 70% of our scrap needs from within a 250 km vicinity.

Ferroalloys, lime and foaming coal

Because we do not own any sources of alloys, lime or foaming coal, we have to buy these materials in the spot market. Our traders are located mostly in Europe and the materials come from different producers around the world.

Rolls

We consume different types of rolls in our rolling mill, usually cast rolls which come from Germany, Italy, Slovenia and China.

Graphite electrodes

In the smelting shop (electric arc furnace) we use graphite electrodes with a diameter of 750mm and in the ladle furnace we use electrodes with a diameter of 400mm. The electrodes come from Europe, Japan and China.

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

Electricity and Natural Gas

Steelmaking also requires significant amounts of electricity and natural gas, for which we have supply contracts. Under normal conditions, we consume approximately 410 MW of firm guaranteed output of electric energy and 450 million m³ of natural gas.

Suppliers

We acquire the inputs necessary for the production of our products in Germany and other countries.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Scholz, TSR	Scrap
Verbund	Electric Energy
E.on Ruhrgas	Natural gas
RHI	Refractory
SGL, Graftec, NCK	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Facilities - SWT

SWT possesses a 28 km internal railway system and the logistics infrastructure to ensure the supply of scrap and the delivery of finished products. The main markets served by SWT include: non-residential construction, equipment industries, engineering and transport, in Germany and neighboring countries, including Poland and the Czech Republic.

Effective Capacity - SWT
	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section mill	1,000,000	1 mill

Volta Redonda EAF Mill

Plant Characteristics

We completed a new plant mill for production of long steel products in Volta Redonda and started assisted operations in December 2013. In 2014, we started ramping up the production process. The plant consists of a 50t electric arc steelmaking furnace, 50t ladle metallurgy, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar. We expect this plant to reach up to 500,000 t/year output when fully operational, providing the domestic market with products for civil construction and high quality drawing and cold heading applications.

Steelmaking Shop

Designed for an output of 400,000 t/year, this unit mainly consists of one 50t UHP, AC electric arc furnace, one 50t ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and auxiliary equipment.

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

Production Output

Certain Operating Statistics
(In thousands of tons)	2016	2015	2014
Production of:
Billets (Crude Steel)	197	151	105
Long Steel (Finished Products)	186	131	93

Raw Materials and Energy Suppliers

The main raw material we use in our long steel operation in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce at our BOF shop. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “Item 4B. Business Overview—Raw Materials and Suppliers.”

Our Mining Segment

Our mining activities are among the largest in Brazil and are mainly driven by the exploration of one of our iron ore reserves, Casa de Pedra, in the State of Minas Gerais. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing taking place through our principal hubs in Minas Gerais, Brazil, and Austria.

Our Mines

Location, Access and Operation

Casa de Pedra

Casa de Pedra is an open pit mine located in the city of Congonhas, in the State of Minas Gerais, Brazil, approximately 80 km south of the city of Belo Horizonte and 360 km north of the city of Rio de Janeiro.  The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), which is located in the central part of the State of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years. It was incorporated into CSN in 1941, but has been in operation since 1913.

The operational fleet at our Casa de Pedra mine has an installed annual ROM capacity of approximately 100 million tons, and our treatment facilities have an installed capacity of 33 million tons of products per year. In Casa de Pedra we use electrical power provided by hydroelectric plants.

Casa de Pedra mine supplies all of our iron ore needs except pellets, producing lump ore, sinter feed and pellet feed fines with high iron content. The map below illustrates the location of our Casa de Pedra mine:

Engenho

Engenho is also an open pit located in the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

Casa de Pedra and Engenho mines are now part of a company named CSN Mineração, which resulted from the combination of the iron ore and related logistic assets of CSN and Namisa.  See “Item 5A. Operating Results—Specific Events Affecting our Results of Operations” for more information on the transaction.

Fernandinho

The Fernandinho mine is located in the city of Itabirito, in the State of Minas Gerais. This city is located in the Mid-Eastern region of the State of Minas Gerais and approximately 40 km from the city of Belo Horizonte. Fernandinho is an open pit mine and is accessible from the cities of Belo Horizonte or Itabirito through mostly paved roads.

The Fernandinho mine also started operations in 1950 and production is currently on hold due to its low profitability given the current level of iron ore prices.

Limestone and Dolomite Mine

Our extraction and preparation of limestone and dolomite is done at our Bocaina mining facility located in the city of Arcos, in the State of Minas Gerais. Bocaina is an open pit mine and it can be accessed from the cities of Belo Horizonte, located approximately 230 km away, and Volta Redonda (where the Presidente Vargas Steelworks is situated), located approximately 462 km away, through mostly paved roads.

In 2016, a new crushing plant started, increasing the installed capacity to approximately 15 million tons per year. This mining facility has sufficient limestone and dolomite reserves to adequately supply our steel production at current levels for 39 years.

Tin

We own a tin operation in Itapuã do Oeste, in the State of Rondônia, through our subsidiary Estanho de Rondônia S.A. (ERSA). This facility has an installed annual production capacity of approximately 3,200 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant to our consolidated results.

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

We hold concessions to mine iron ore, limestone and dolomite. We purchase manganese in the local market.  We own 87.52% of CSN Mineração mines and 100% of Bocaina and Santa Bárbara mines. In addition, each mine is an “open pit” mine. Iron ore extraction, crushing, screening and concentration are done in three different sites: Casa de Pedra mine and Pires beneficiation plant (all CSN Mineração’s property) and Fernandinho mine, a Minérios Nacional’s property.

Casa de Pedra

Our mining rights for Casa de Pedra include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM. DNPM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

 Mineral Reserves

The following table sets forth for each of our mines the type of mine, period of operation, projected exhaustion dates and percentage of our interest:

Mine	Type	Operating Since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	87.52
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2040	87.52
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2039	100

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2055	100
Tin
Santa Barbara (Itapuã do Oeste, Rondonia)	Open pit	1950	2054	100

The table below sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies. They have been calculated in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from such reserve estimates. The mineralized material disclosed are for the entire mines, and not just for our proportional interest in the mines.

In the most recent reserve audit conducted in 2014, the losses for mine dilution and mining recovery considered were 5% each for both Casa de Pedra and Engenho mines.

In 2014, we audited resources and reserves for Casa de Pedra and Engenho mines and only resources for Fernandinho mine. We do not have audited resources/reserves studies for our Bocaina mine, thus the resources/reserves presented in the table below were not audited by any third parties for that mine.  As for our Santa Barbara mine, we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with this property in light of its low materiality to our business.

(1)      Reserves means the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. We do not have reserve audits for the Fernandinho mine. The reserves for the Casa de Pedra and Fernandinho mines were audited in December,  2014, and we have reduced the amount of proven reserves by our annual production since then.
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

 The metallurgical recovery factor is the proportion of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2016, the metallurgical recovery factor obtained by Casa de Pedra concentration plant was 80.8%. In 2016, the Pires plant was operated through a dry process and had no metallurgical recovery factor.

The cutoff grade is the minimum ore percentage that determines which material will be fed in the processing plant. The cutoff grade value for Casa de Pedra and Engenho mines considered in the most recent audit is 23.37%.

The prices used in the 2014 audit for the estimation of Casa de Pedra reserves are shown in the following table. As shown, the product price we assumed to estimate our reserves is based on expectations of an average long term price of US$90 per ton, considering that as a reasonable price for a sustainable development of the iron ore market.

	Price for the three years prior to the audit			Long term average
	(US$/t)			(US$/t)
	2011	2012	2013	Assumption
Platts 62Fe CFR N.China ($/dmt)	169	130	135	90

Casa de Pedra

In 2012, we started a multi-year study of our iron ore resources and reserves at Casa de Pedra. The study consists two stages, the first stage of which was completed at the end of October 2013, and the second stage, which involves more drillings and research of the deposit, was concluded in December 2014. Both stages of this new study of resources and reserves of Casa de Pedra mine are in accordance with best pratices in the iron ore market. We had drilled 106,919.58 and 21,013.95 meters in the first and second stages, respectively.

 We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Casa de Pedra mine. In 2014, we hired Snowden Group to undertake an independent analysis of the Casa de Pedra iron ore resources and reserves. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,704 million tons of iron ore (as of December 31, 2014) at a grade of 41.36% Fe and 36.46% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons contained in an appraisal report prepared in 2006 by Golder Associates.

Over the course of the Casa de Pedra Mine’s life we have executed different drilling campaigns andwe are currently executing only short term drilling campaign of about 1,150 meters per year.

Engenho and Fernandinho

In 2012, we started the same process used at Casa de Pedra to identify iron ore resources and reserves at the Engenho in two stages.

We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Engenho and Fernandinho mines. In 2014, we hired Snowden Group to conduct an independent analysis of the Engenho iron ore resources and reserves and Fernandinho resources. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 317 million tons of iron ore for Engenho (as of December 31, 2014) at a grade of 39.48% Fe and 40.01% SiO2.

From November 2012 to October 2013 we drilled 9,954.8 meters and 8,107.4 meters until December 2014.

Production

Casa de Pedra

The Casa de Pedra facilities are located in the city of Congonhas, in the State of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 100 million tons.

Pires and Fernandinho Beneficiation Plants

Pires plant is the beneficiation plant of CSN Mineração. The plant receives material from Engenho mine (located at the Northern border of the Casa de Pedra mine) and processes crude ore acquired from other companies, which, along with its own ROM, generates final products such as: lump ore, sinter feed and concentrates.

Fernandinho plant receives material from Fernandinho mine (located in the city of Itabirito) and generates sinter feed and fines as final products.

The table below sets forth production of iron ore of our mines for the last three years:

	Production(1)
	2014	2015	2016
Casa de Pedra (2) (Mt)	21.65	26.24	29.46
Grade (%)	63.8%	63.8%	63.1%
Pires (2) (Mt)	3.8	1.6	2.71
Grade (%)	62.1%	63.9%	61.0%
Fernandinho(2) (Mt)	0.6	0.0	0.0
Grade (%)	59.5%	-	-

(1) In addition to its own production, Namisa also purchased iron ore from third parties. Third party purchase volumes totaled, 8.3 million tons and 3.1 million tons in 2014 and 2015, respectively. In 2016, CSN Mineração purchased 3.4 million tons from third parties.

(2) Production information considers 100% of the mines.

	CSN Consolidated Sales(1)
	2014	2015(2)	2016(2)
Consolidated Sales (Mt)	28.88	25.67	36.98
Consolidated Net Revenue Per Unit (US$/t)	64	26.91	35.59

(1)   Consolidated sales consider 100% of Namisa’s Sales Volume until November 2015 (considering our proportionate interest of 60% in Namisa until November 2015, the iron ore sales volume were 25.24 Mt and 23.86 Mt in 2014 and 2015, respectively).

(2)   Since December 2015, we have been considering 100% stake of CSN Mineração.

Distribution

Transportation costs are a significant component of our steel and iron ore production costs and are a factor in our price competitiveness in the export market.  Railway is the main means of transport by which we convey raw materials from our mines to the Presidente Vargas Steelworks and steel and iron ore products to ports for shipment overseas.  Iron ore, limestone and dolomite from our two mines located in the State of Minas Gerais are transported by railroad to the Presidente Vargas Steelworks for processing into steel.  The distances from our mines to the Presidente Vargas Steelworks are 328 km and 455 km.  The distances from our mines to the ports are 440 km and 160 km.  Imported coal and coke bought from foreign suppliers are unloaded at the port of Itaguaí, 90 km west of the city of Rio de Janeiro, and shipped 109 km by train to the Presidente Vargas Steelworks.  Our finished steel products are transported by train, truck and ships to our customers throughout Brazil and abroad.  Our most important local markets are the cities of São Paulo (335 km from the Presidente Vargas Steelworks), Rio de Janeiro (120 km) and Belo Horizonte (429 km).

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

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2016, we held 34.94% of MRS’s total capital. For more information see “Item 5E. Off-Balance Sheet Arrangements.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the State of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the State of Minas Gerais and coke and coal from Itaguaí Port in the State of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 24% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E. Off-Balance Sheet Arrangements”). However, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

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

In 1997, we were awarded a concession granting the exclusive right to operate cargo railway transportation at the RFFSA, which we currently call Northeastern Railway System I, effective January 1, 1998, and the preference to operate cargo railway transportation in any new tracks of the Northeastern Railway System that the Brazilian government elected to build.

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC, which settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

(i)                   Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins, with 4,238 km of railways, , of wich 1,191 km are operational and the rest are in negociation process with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT. As of December 31, 2016, we held 90.78% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2016, R$95.4 million in concession payments were outstanding over the remaining 11 years of the concession.

(ii)                 Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2016, we held 49.01% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its invested capital.

On September 20, 2013, we entered into an investment agreement, or TLSA Investment Agreement, with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A., or Valec, and Fundo de Desenvolvimento do Nordeste, or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region. Under the TLSA Investment Agreement we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$11.2 billion has been already approved by FINOR, or Fundo de Investimentos do Nordeste, and it is currently being revised and under approval by FDNE. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under Trackage Right Agreements.

The TLSA Investment Agreement also provides for indicative terms and conditions, including amounts, under which Banco Nacional de Desenvolvimento Econômico e Social – BNDES, agreed to provide long-term financing for the completion of Northeastern Railway System II. Although we have received indicative terms, the financing is subject to several conditions, including the satisfactory completion of internal and credit approval processes by lenders. If any of the conditions are not met, including final credit approval by the lenders in terms and costs reasonable to us, we may not be able to obtain the financing. The other long-term financing from FDNE and FNE, or Fundo Constitucional de Desenvolvimento do Nordeste, has been already taken by TLSA.

The TCU – Tribunal de Contas da União - has initiated a proceeding questioning the legality of certain aspects of the concession contract for the Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks, and the ANTT has initiated a proceeding claimingTLSA did not comply with the terms of the concession contract for the Northeastern Railway System I.  In April 2017, the Brazilian government created an inter-ministerial working group comprised of variousGovernment representatives in order to identify and implement alternatives to continue the Northeastern Railway System projects, which may include the settlement of the TCU and ANTT proceedings. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Northeastern Railway System Proceedings.”

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

Our imports of coal and coke and exports of iron ore occur through this terminal. Under the terms of the concession, we have the obligation to unload at least 3.0 million tons of coal and coke annually and, as of 2020, to ship 38.4 million tons of iron ore annually. Among the approved investments that we had previously announced was the development and expansion of the solid bulks terminal at Itaguaí; its phase 1 expansion to handle up to 45 million tons of iron ore per year was completed in 2013. For further information, see “—D. Property, Plant and Equipment—Planned Investments—Mining.”

Container Terminal

We own 99.99% of Sepetiba Tecon S.A., or TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term expiring in 2026, that is renewable for another 25 years. As of December 31, 2016, approximately US$86 million of the cost of the concession remained payable over the next 10 years of the contract.  For more information, see “Item 5E. Off-Balance Sheet Arrangements.”

 The Itaguaí Port is located in Brazil’s Southeast Region, with all major exporting and importing areas of the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km from the port. This area represented more than 55% of the Brazilian gross domestic product, or GDP, in 2014, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística).

The Brazilian Federal Port Agency has made investments in port infrastructure projects such as expanding the maritime access channel to the Itaguaí Port and increasing its depth. In addition, significant investments were made by the Brazilian government in adding two extra lanes to the Rio-Santos road, and in constructing the Rio de Janeiro Metropolitan Bypass, a beltway that crosses the Rio de Janeiro metropolitan area. Favorable natural conditions, such as natural deep waters and a low urbanization rate around the port area, allow the operation of large vessels as well as highly competitive prices for all services rendered.

We have invested in infrastructure and equipment at Sepetiba TECON, such as the Berth 301 Equalization, the acquisition of two new Super Post Panamax Ship-to-Shore Cranes and four new RTG cranes for yard operations, that were delivered in the first quarter of 2014. These investments, along with the previous ones, like the dredging of Sepetiba Tecon’s Berths 302/303 and access channel to ‑15.5m depth, increased TECON’s capacity from 320,000 containers (or 480,000 TEUs) to 440,000 containers (or 660,000 TEUs) per year. In 2016, we started to invest in the automation process through systems and equipment, in physical restructuring of the yard and in dredging for terminal access adequacy for the unrestricted receipt of large ships. These investments are expected to be concluded in 2017.

Due to the global shipping downturn associated with the effects of overcapacity and decline in freight prices, the shipowners adjusted their scales to concentrate them at the port of Santos. Therefore, in 2016, there was a decrease in the volume of containers operated by the terminal, which handled 140,024 units, a decrease of 8% compared to 2015.

We exported 804,460 tons of steel products in 2016, a decrease of 13% compared to 926,155 tons in 2015. In other cargo, we also handled a volume of 24,576 tons.

Our Cement Segment

Our cement segment is comprised of cement plant in Volta Redonda, in the state of Rio de Janeiro, and in Arcos, in the state of Minas Gerais.

In 2015, two new grinding facilities were delivered in Arcos, increasing its annual capacity by 2.3 million tons of cement. In 2016, a new clinker kiln line was delivered allowing CSN to achieve self-sufficiency in the production of this raw material.

Production

The cement production is held at Volta Redonda and Arcos and begins with the influx of raw materials: clinker, limestone, gypsum and slag. The clinker is produced in our plant in Arcos, where limestone, clay and other correctives such as iron ore and bauxite are ground in a raw mill and calcined inside the kiln. The clinker and limestone are stored in silos and warehouses and come in part from Arcos to Volta Redonda by rail. Slag is a by-product of iron and steel, produced in the blast furnace, and is also stored in the warehouse, arriving at the plant by road. CSN uses natural gypsum, which arrives at the plant by truck and is stored in the warehouse.

All transportation of raw materials within the plant is carried out by conveyor belts, placing inputs in scales according to a predefined formula and delivering them to the mills. In Volta Redonda, there are two grinding lines and each mill has a nominal capacity of 170 tons/h and in Arcos the other two grinding lines have a nominal capacity of 160 tons/h each, resulting in an annual plant capacity of 2.4 million tons of cement in Volta Redonda and 2.3 million tons in Arcos. The mill has a hydraulic roller system, which uses pressure to grind the layer of material on the turntable. In Volta Redonda, a hot gas, derived from the combustion of natural gas or petroleum coke, is used in the mills to dry materials.

The types of cement we produce are: CP III-40 RS, CP II-E-32,CP II-E-40 and CP II-F in bagged and bulk forms. Our Volta Redonda plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Our Arcos plant has a multichamber silo with 7 chambers and 28,000 tons of total capacity. Cement can be shipped in bagged and bulk forms.

Our Energy Segment

Our energy segment is comprised of generation plants and is aimed at enabling us to maintain our self-sufficiency in energy, reducing our production cost and our exposure to fluctuations or availability of certain energy sources.

Our energy related assets include:

Thermoelectric Co-Generation Power Plant

We completed the construction of a 235.2 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Since October 2000, the plant has provided the steelworks with approximately 60% of the electric energy needed in its steel mills. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. In addition, we installed a new turbine generator in 2014, which added 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, and uses the outlet gases from the iron making process to generate approximately 11,72 MW of firm guaranteed output energy in 2016.

Itá Hydroelectric Facility

CSN and ENGIE each own 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns 2.5% of ITASA. Tractebel directly owns the remaining 39.5% of the Itá hydroelectric facility.

The power facility was built using a project finance structure with an investment of approximately US$860 million. The long-term financing for the project was closed in March 2001 and consisted of US$78 million in debentures issued by ITASA, a US$144 million loan from private banks and US$116 million of direct financing from BNDES, all of which were paid in February 2013. The sponsors of the project have invested approximately US$306 million in this project.

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

Sales by Geographic Region

In 2016, we sold steel products to customers in Brazil as well as to customers in 35 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which can be seen in the table below, reflect our ability to adjust sales in light of variations in the domestic and international economies, as well as steel demand and prices, both domestically and abroad.

The two main export markets for our products are Europe and North America, representing approximately 57% and 37%, respectively, of our export sales volume in 2016.

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

CSN – Sales of All Steel Products by Destination
(In thousands of tons and millions of R$)
	2016				2015				2014
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	2,784	57.31%	6,815	60.82%	2,968	59.50%	6,612	60.40%	3,718	72.00%	8,493	75.40%
Export	2,073	42.69%	4,391	39.18%	2,023	40.50%	4,332	39.60%	1,460	28.00%	2,764	24.60%
Total	4,857	100%	11,205	100%	4,990	100%	10,944	100%	5,178	100%	11,257	100%
Exports by Region
Asia	18	1%	31	1%	9	0%	17	0%	48	3.20%	78	2.80%
North America(1)	759	36.62%	1,802	41.05%	802	39.70%	1,834	42.30%	289	19.70%	669	24.20%
Latin America	95	4.58%	260	5.91%	115	5.70%	376	8.70%	59	4.00%	161	5.80%
Europe	1,189	57.34%	2,269	51.69%	1,090	53.90%	2,087	48.20%	1,057	72.10%	1,840	66.60%
All Others	12	1%	29	1%	7	0%	18	0%	7	0.50%	16	0.60%

(1) Sales to Mexico are included in North America.
(2) Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

 Sales by Product

The following table sets forth our sales breakdown by product in Brazil for 2016, 2015 and 2014.

CSN Domestic Market Share	2016	2015	2014
Hot-Rolled Products	33%	36%	41%
Cold-Rolled Products	18%	19%	18%
Galvanized Products	30%	28%	28%
Tin Mill Products	13%	12%	11%
Long Steel	6%	5%	1%

Sales by Industry

We sell our steel products to manufacturers in several industries. The table below shows our domestic shipments breakdown by volume for the last three years among our market segments:

	2016	2015	2014
	(In percentages of total domestic volume shipped)
Distribution Network	46%	45%	37%
Packaging	14%	13%	11%
Automotive	15%	11%	18%
Home Appliances	9%	9%	9%
OEM	4%	4%	4%
Construction	12%	18%	21%

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

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix— Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A. Operating Results— Results of Operations—Year 2016 Compared to Year 2015—Net Operating Revenues.”

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

Our commercial area is responsible for sales of all of our products worldwide. This area is divided into the direct sales team which is organized in 13 agencies located in Germany and in our core markets in Europe, the commercial back office department (order management from entry via tracking to the final delivery and invoicing), logistics contracting (truck, rail, vessel, maritime, inventory worldwide) and a rail logistics department.

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

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil, Austria and Hong Kong. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time.  Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the State of Minas Gerais.

We supply our iron ore to the steel industry, and our main destinations are Brazil, Europe and Asia. Prevailing and expected levels of demand for steel products directly affect demand for iron ore. Demand for steel products is correlated to many factors, such as GDP, global manufacturing production, urbanization, construction and infrastructure spending.

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

			2016				2015				2014
	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total
Brazil	4,120	11%	542,027	12%	539	2%	175,223	6%	138	1%	306,837	8%
Export	32,863	89%	4,039,875	88%	23,322	98%	3,012,027	95%	25,107	100%	3,802,566	93%
Total	36,983	100%	4,581,902	100%	23,861	100%	3,187,250	100%	25,245	100%	4,109,403	100%

Exports to
Asia	29,349	89%	3,519,713	87%	21,963	95%	2,836,505	95%	24,334	97%	3.674.778	97%
North America	-	-	-	-	-	-	-	-	-	-	-	-
Europe	3,514	11%	434,378	11%	1,028	4%	132,792	4%	773	3%	127.788	3%
Latin America	-	-	-	-
Others	-	-	85,784	2%

(*) Iron ore sales volumes presented in this table take into consideration sales by CSN and by our subsidiaries and jointly controlled entities proportionally to our interest (Namisa 60% until November 2015 and 100% stake in CSN Mineração as of December 2015).

The first step to our entry into the international iron ore market was taken in February 2007, with the completion of the first phase of the expansion of our coal seaport terminal in Itaguaí, in the State of Rio de Janeiro, which enabled us to also handle and export iron ore and to load from our own facilities the first shipment of our iron ore products.

In 2016, our iron ore sales reached 37.0 million tons, 32.9 million tons to third parties and 4.1 million tons to CSN steel mills, an increase of 21%1 compared to 2015. Total mining net revenue increased 44% in 2016, mainly due to higher volumes sold to third parties and volumes that used to be transferred and since December 2015 are sold to the Presidente Vargas plant. The share of mining segment revenue in CSN's total net revenue increased from 21% in 2015 to 27% in 2016.

In 2016, 89% of our iron ore export sales went to the Asian market, mainly China and 11% were sold in the European market. Of our total sales volume to third parties, 72% were sinter feed, 11% pellet feed, 13% lump ore and 4% concentrated.

As global iron ore markets are highly competitive, we focus on our flexibility, reliability and efficient manner of supplying iron ore to the world market.

Through our marketing offices, we have long-term relationships with most players in the steel industry in China, Japan, Taiwan, South Korea, Europe and Brazil.

Cement

We have a diverse client base of approximately 20,000 clients, including construction material stores, home centers, concrete producers, construction companies, mortar industries and cement artifact producers.

The focus of our sales strategy is on retail. In this segment, we have a strong presence in sales points, where we reinforce the quality of the product to final customers. The retail segment operates with a low level of inventory, and a significant percentage of repurchase in the month, which highlights the competitive advantage of CSN’s distribution centers.

In 2016, despite the ongoing Brazilian economics crisis, we significantly increased our sales, reaching 2,814 thousand tons, marking a growth of 29% as compared to 2015. All our cement production is sold in the domestic market.

	CSN – Cement Sales Figures (In thousands of metric tons and millions of R$)
	2016		2015		2014
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	2,814	491	2,182	432	2,185	440

1 The comparison considers a total volume of 30.7 million tons in 2014, which includes 5 million tons of volume transferred and sold to UPV.

Insurance

We and our subsidiaries maintain several types of insurance policies. These insurances are contracted in line with the risk management of our business and attempt to follow the market practices for similar activities. Coverage in such policies encompasses domestic and international (import and export) cargo transportation (by road, rail, sea or air), life insurance, personal accidents, health, auto insurance, D&O, general liability, CAR (construction and erection risks), boiler and machinery coverage, trade credit insurance, surety, named perils, ports and terminal liabilities. These policies may not be sufficient to cover all risks we are exposed to.

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração, Container Terminal Sepetiba TECON. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until March 31, 2019, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits. Under the terms of the policy, we remain responsible for the first tranche of US$385 million in losses (material damages and loss of profits).

Intellectual Property

We maintain a special unit for managing our intellectual property rights, which include trademarks, patents and industrial designs, ensuring adequate protection for us and the possibility of commercialization through technology transfer agreements. We also maintain cooperation agreements with universities and research institutes for the exchange of technical cooperation and developments related to new processes and/or products.

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

Competition in the Brazilian Steel Industry

The primary competitive factors in the domestic market include quality, price, payment terms and customer service.

The following table sets forth the production of crude steel by Brazilian companies for the years indicated:

	2016	2015	2014

	Production	Production	Production
	(In million tons)	(In million tons)	(In million tons)
Gerdau(2)	6.8	7.0	7.4
Usiminas	3.1	5.0	6.0
ArcelorMittal Tubarão	7.0	6.8	5.3
CSN	3.1	4.2	4.4
ArcelorMittal Aços Longos	3.1	3.1	3.2
CSA	4.2	4.2	4.1
Others	3.9	1.9	3,4
Total	31.2	32.2	33.8
Source: IABr

Competitive Position — Global

During 2016, Brazil maintained its place as the largest producer of crude steel in Latin America, with a production output of 30.2 million tons and a 1.8% share of total world production, according to data from the World Steel Association, or WSA. In 2016, Brazil dropped one position in the global ranking, becoming the ninth largest steel producer globally, accounting for more than half of total production in Latin America, approximately one third more than Mexico’s or 38% of the U.S.’ steel production, according to data from the WSA. According to IABr, Brazilian exports in 2015 amounted to 13.4 million tons of finished and semi-finished steel products, a decrease of 2% as compared to 2015.

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

Competitive Advantages of the Brazilian Steel Industry

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment and deep water ports allowing the operation of large ships, which facilitates access to export markets.

Brazilian domestic steel prices have historically been higher than its export prices. However, in 2010 and 2011, lower demand in mature markets, the appreciation of the real against the U.S. dollar, certain tax incentives, and imported steel products forced Brazilian producers to adjust prices closer to export price levels in order to maintain competitiveness. In 2012, with the depreciation of the real against the U.S. dollar and protective government measures which raised taxes on steel imports, export prices fell and domestic prices increased again.

Despite the increase in the overall steel sheet demand in 2013, prices in the USA, Germany and China decreased by 5.2% compared to 2012, while in 2014, the global average sheet prices decreased by 4.3% compared to 2013.

 In 2015 and 2016, sales in the external market became more attractive, due to the depreciation of the real against the U.S. dollar, lower domestic demand and an increase of more than 50% in international prices. During 2016, imports of flat steel in Brazil decreased by 51% compared with the same period in 2015.

Government Regulation and Other Legal Matters

Environmental Regulation

We are subject to Brazilian federal, state and municipal environmental laws and regulations governing air emissions, waste water discharges, solid and hazardous waste handling and disposal, wildlife management, forest maintenance, dangerous products transportation and preservation of traditional communities. We are committed to controlling the substantial environmental impact caused by our steelmaking, mining, cement and logistics operations, in accordance with international standards and in compliance with environmental laws and regulations in Brazil. We believe currently we are largely in compliance with applicable environmental requirements. While the Brazilian government has authority to promulgate environmental regulations setting forth minimum standards of environmental protection, state and local governments have the power to enact more stringent environmental regulations.

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

With the publication of the new Decree 47,137 in Minas Gerais in January 2017 and a joint determination between the environmental agencies to reduce bureaucracy and standardize the documents necessary for the processes of environmental regularization in the state, it is expected that the analysis periods for the release of Environmental Licenses in the state of Minas Gerais will be reduced.

Environmental Expenditures and Claims

Promoting responsible environmental and social management is part of our business. We prioritize processes and equipment that offer modern and reliable technologies on monitoring and control of environmental risks. All environmental controls are audited to comply with Sarbanes-Oxley (SOX) guidelines, helping to mitigate the environmental risks of our operations.

We have an Environmental Management System, or EMS, certified by ISO 14001 in Casa de Pedra Mine (Congonhas, MG), Presidente Vargas Steelworks (Volta Redonda, RJ), Porto Real (Porto Real, RJ), Bocaina Mine (Arcos, MG), CSN Paraná (Araucária, PR), TECON (Sepetiba, RJ) and Prada Distribution (Mogi das Cruzes, SP). The other sites are in process of implementing the EMS and have been following a corporate program for their progressive advancement following the guidelines of ISO 14001.

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

Other strategies are being adopted by us in order to improve our environmental commitment.  Since 2012, we participate in the Climate Forum organized by the Ethos Institute for Social Responsibility and in 2015 we joined the Open Letter to Brazil on Climate Change initiative, with the aim that the Brazilian government assume a leadership position during the 21st United Nations Framework Convention on Climate Change (UNFCCC) Conference, or COP-21. In 2015, we confirmed our commitment to sustainable development by signing the Sustainable Development Charter of Industry promoted by the World Steel Association, which is comprised of 75 leading steel companies committed to the seven principles of sustainability in the industry, and we also received the Gold Standard of the GHG Protocol, which confirms that we are in compliance with the standards imposed by the GHG Protocol and ensures that our GHG inventory was duly verified by a third party. We report the guidelines followed by our management with respect to climate change, supply chain and water resources to the Carbon Disclosure Project – CDP, and actively participates in the network NICOLE Brazil, a Brazilian leading organization that develops and promotes solutions for the management of contaminated areas. We also develop environmental education projects and promote understanding of the historical and natural patrimony, especially in the Arcos and Casa de Pedra plants. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we started the Environmental Education Program (PEA), an initiative managed by the CSN Foundation that uses art as a dialogue between students, teachers and employees.

In 2015, CSN mapped all the emissions of its Hot Rolled Coil (HRC) production chain and was able to obtain the ABNT Carbon Footprint Certification. This certification positions our product in a more transparent way regarding the quality of the process and climate change risk and opportunity management. In the same year, CSN chose to integrate the group of Brazilian companies that, under the coordination of the Ellen McArthur Foundation, is expanding knowledge, and disseminating the practices of Circular Economy. In relation to our expenditures for environmental programs, and given the potential risk of water shortages, especially in the Southeast of the Brazil, we have continued with various actions aimed at increasing the efficiency of water usage in our production processes, with an emphasis on accomplishing a water reuse rate of, at least, 92% in the Presidente Vargas steel mill. In 2014, we hired a consultancy to prepare a water inventory, which provided us knowledge of how and to what extent our operations affect water resources, allowing us to develop plans and take actions to improve our efficiency and reduce potential pollution in local watersheds.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$369 million in 2016, of which R$102 million relate to capital expenditures (CAPEX) and R$267 million relate to operational expenditures (OPEX). Our total environmental expenditures were R$405 million in 2015 and R$361million in 2014. Our investments in environmental projects during 2016 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring, and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

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

TACs

In 2010, we signed with the Rio de Janeiro State Government a Term of Undertaking (Termo de Ajustamento de Conduta), or TAC (“TAC 2010”), that required new investments and studies to retrofit our environmental control equipment at the UPV plant. The TAC 2010 initially estimated the total amount to be disbursed in connection with the implementation of the required projects to be R$216 million. This initial estimate was updated to R$260 million as we obtained more accurate cost estimates for the completion of the projects. In 2013, we signed an amendment to the TAC 2010 regarding certain items pending conclusion and also included new obligations, as determined by the Rio de Janeiro State Environmental Agency (Instituto Estadual do Ambiente), or INEA, resulting in an additional investment of R$165 million, which has already been made by us. Given the deadline of the TAC 2010 in 2015, CSN, the Rio de Janeiro State and INEA came into a new agreement for complementary actions and signed a new TAC – TAC INEA No. 03/2016, in April 13, 2016 (“TAC 2016”). The TAC 2016 determines an additional investment of R$178 million for environmental controls at the UPV plant and the payment, by CSN, to the Rio de Janeiro state authorities of environmental fines in the amount of R$22 million, which will be allocated to environmental programs in the Volta Redonda region. As a consequence, the TAC 2016 concludes legal proceedings related to the TAC 2010. In April 2016, INEA executed one of the letters of guarantee in the amount of R$13 million and such amount has already been paid by CSN.

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

In respect to other allegedly contaminated areas located in the city of Volta Redonda, State of Rio de Janeiro, the Federal and State Prosecutors have initiated lawsuits seeking remediation and indemnification in relation to the areas known as Marcia I, Marcia II, III and IV, Wandir I and II and Reciclam. These legal proceedings are in an initial phase and currently we are conducting environmental studies, which will determine the extent of the impacts arising from the contamination, and implementing measures in order to comply with the applicable laws. Once concluded, these environmental studies will be presented and attached to each respective legal proceeding. Therefore, at this moment, no amount has been determined in relation to any significant disbursement and/or investment to be made by us.

Our main environmental claims as of December 31, 2016, were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, and recovery services due to previous operations in our UPV plant.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income.” We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2016, we had provisions for environmental liabilities in the total amount of R$ 273.5 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$262.3 million as of December 31, 2015, and R$211.5 million as of December 31, 2014. The increase in our provisions for environmental liabilities in 2016 as compared to 2015 is mainly due to the critical review of the remediation strategy and environmental management for external landfill areas, especially the areas of (i) the Southern Region of Santa Catarina State (environmental recovery of a former coal mine) under agreements with the Public Prosecutor Office seeking the recovery of environmental liabilities caused by coal mining in the Southtern Region of Santa Catarina until the 1990s, and (ii)  Estação Ecológica de Corumbá (management of a nature conservation area in the State of Minas Gerais), under our 2011 Conduct Adjustment Agreement (Termo de Ajustamento de Conduta - “TAC”), which we have observed and which are accompanied by the Public Prosecutor Office and by the competent environmental agency with the expectation of the discharge of the obligations in 2017.

The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2014	211.5
Term of Undertaking (TAC)(1)	72.8
Decommissioned Coal Mines (Santa Catarina)	(12.9)
Landfills and other(2)	(9.1)
December 31, 2015	262.3
Term of Undertaking (TAC)(1)	6.3
Decommissioned Coal Mines (Santa Catarina)	0.4
Landfills and other(2)	4.4
December 31, 2016	273.4

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM, an agency under the Ministry of Mines and Energy of the Brazilian Government. DNPM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at DNPM’s discretion for another period of one to three years, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. On-site prospecting activities must start within 60 days of official publication of the issuance of a prospecting authorization. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to DNPM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which DNPM may extend) from approval of the report by DNPM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. DNPM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of DNPM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

Mining Concessions

Our iron ore mining activities at Casa de Pedra mine are performed based on Manifesto de Mina, which gives us full ownership over the iron ore deposits existing within our property limits. Our iron ore mining activities at Engenho and Fernandinho mines are based on a concession by the Ministry of Mines and Energy, which grants us the right to exploit mineral resources from the mine for an indeterminate period of time lasting until the exhaustion of the mineral deposit. Our limestone and dolomite mining activities at the Bocaina mine and our tin mining activities at Ariquemes (ERSA mine) are based on concessions under similar conditions. See “Item 4D. Property, Plant and Equipment” for further information.

On October 30, 2015, and upon prior approval of DNPM, the Manifesto de Mina for Casa de Pedra was transferred by CSN to CSN Mineração (formerly named Congonhas Minérios S.A.), which was also granted the Engenho mining concession from Nacional Minérios S.A. (“Namisa”) by the end of the year of 2015. In the same occasion, Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas were transferred by Namisa to Minérios Nacional. For further information, see “Item 4D. Property, Plant and Equipment.”

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the DNPM. We have also been granted by DNPM easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine. These areas are needed to expand our operations and as operating support areas.

In addition, we have obtained and are in compliance with all environmental licenses and authorizations for our operations and projects at Casa de Pedra mine.

The exploitation in Casa de Pedra mine is subject to mining lease restrictions, which were duly addressed in our iron ore reserve calculations. Quality requirements (chemical and physical) are the key “modifying factors” in the definition of ore reserves at Casa de Pedra and were properly accounted for by our mine planning department.

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. DNPM is responsible for enacting regulations on CFEM and auditing the mining companies to ensure the proper payment of CFEM. The current CFEM rates are progressive and vary according to the mineral substance exploited.

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

The Brazilian Congress is reviewing a bill that proposes significant changes in the Mineral Code, including more stringent rules for dams and a potential increase of the CFEM rates, which may have a material impact on our mining operations.

Antitrust Regulation

We are subject to various laws in Brazil which seek to maintain a competitive commercial environment. The competition law and practice in Brazil are governed by Law No. 12,529, dated November 30, 2011, which came into force on May 30, 2012, and provided for significant changes in the Brazilian Antitrust System’s structure, including the creation of the new Conselho Administrativo de Defesa Econômica (CADE). Referred law introduced a mandatory pre-merger notification system, as opposed to the post-merger review system previously in force. The new CADE is now formed by an Administrative Tribunal of Economic Defense (Tribunal Administrativo de Defesa Econômica), a General-Superintendence (Superintendência-Geral) and a Department of Economic Studies (Departamento de Estudos Econômicos).

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

For further antitrust-related information, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulation of Other Activities

In addition to mining, environmental and antitrust regulation, we are subject to comprehensive regulatory regimes for certain of our other activities, including railway transportation, electricity generation and ports.

Since January 1998, we have held the exclusive rights to operate the Cargo Railway Transport at the Northeast Railway System. In 2005, we executed a letter of intention to carry out a Northeastern Railway System enlargement and improvement project, or Project Nova Transnordestina, jointly with the Federal Government as grantor. In 2013 and 2014, we executed the respective agreements to start Project Nova Transnordestina. In order to direct the private-public funding agreed upon with the Government bodies exclusively to Project Nova Transnordestina, we divided the Northeastern Railway System management into two sub-railway systems:

(i)                   Northeast Railway System I (operational stretch), which encompasses the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins, and is operated by our subsidiary Ferrovia Transnordestina Logística S.A, or FTL, and;

(ii)                 Northeast Railway System II (under construction) which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém, and is operated by our subsidiary Transnordestina Logística S.A, or TLSA.

Our railway business is subject to regulation and supervision by the Brazilian Ministry of Transportation and ANTT, and operates pursuant to Concession Contracts granted by the federal government, which impose certain limitations and obligations.

Our port business is subject to regulation and supervision by the Brazilian Secretariat of Ports (Secretaria dos Portos, or SEP), the Ministry of Transportation, Ports and Civil Aviation (Ministério do Transportes, Portos e Aviação Civil) and the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários, or ANTAQ). As of December 31, 2016, we owned a 99.99% participation in TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years. The concession to operate TECAR, a solid bulks terminal at Itaguaí Port, expires in 2047 and is explored since December 31, 2015, by our controlled company CSN Mineração (formerly named Congonhas Minérios S.A.) due to the transaction entered into with the Asian Consortium. For more information regarding the transaction with the Asian Consortium, please see “Item 5A. Operating Results.”

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

In December 2015 and January 2016, the DOC reached preliminary determinations on the CVD investigation, these determinations imposed a rate of 7.42% for the exports of both hot-rolled and cold products. In February 2016, the DOC issued its preliminary determination on the anti-dumping investigation of cold-rolled products, which was reviewed in April 2016, in which the rate imposed on exports to the US was 20.84% as of March 7, 2016. In March 2016, the DOC issued the preliminary determination on the AD investigation of hot-rolled products, in which the rate imposed was 33.91%.  The final determination for AD and CVD of cold rolled was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%. The final determination for hot rolled products was issued in August 2016 and the rates imposed were 11.31% for CVD and 33.14% for AD with a cash deposit of 29.07%.

European Union

Anti-dumping (AD). In the European Union, we are subject to regulation and supervision by the European Commission, or the Commission.

On July 7, 2016, the European Commission initiated an anti-dumping investigation concerning imports of certain hot-rolled flat steel products originating from Brazil, Iran, Russia, Serbia and Ukraine.

On July 29, 2016, the Commission decided to limit its investigation to a reasonable number of exporting producers by using a sample in accordance with Article 17(1) of Regulation (EU) 2016/1036 of the European Parliament. The criteria used to select the sample was the volume of the product concerned exported to the European Union during the investigation period. As a result, three companies, Arcelor Mittal, CSN and Usiminas, responsible for 97% of total exports to the EU, were chosen to represent Brazil in the investigation.

In January 2017, the Commission issued a regulation establishing that imports of hot–rolled flat steel products originated from Brazil and Russia are subject to registration with customs. The consequence of the registration is that all imports cleared after January 7, 2017, will be exposed to the risk of being subject to retroactive collection of duties against Brazil at the end of the investigation.

The preliminary determination was issued in April 2017 by the European Commission, which opted not to impose provisional duties on the imports of Hot Rolled products from Brazil into the European Union.  In October 2017, the Commission imposed a definitive anti-dumping duty of 53.4 euros/ton on imports from us. The duties imposed for other Brazilian companies were 54.5 euros/ton for Arcelor Mittal, 55.8 euros/ton for Gerdau and 63 euros/ton for Usiminas.

Canada

Anti-dumping. In Canada, we are subject to regulation and supervision by the Canadian International Trade Tribunal, or CITT, the Canada Border Services Agency, or CBSA, and the Anti-dumping and Countervailing Directorate.

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

Steel continues to be the material of choice in the automotive, construction, machinery and other industries. Notwithstanding potential threats from substitute materials such as plastics, aluminum, glass and ceramics, especially for the automotive industry, steel continues to demonstrate its economic advantage. From 2006 through 2015, total global crude steel production averaged approximately 1.5 billion tons per year. According to the WSA, in 2016, production reached 1.6 billion tons, which represents an increase of 0.8% as compared to 2015.

China’s crude steel production in 2016 reached 808 million tons, an increase of 1.2% as compared to 2015. Production volume in China has almost doubled in the last ten years, from 421 million tons in 2006. China’s share of world steel production increased from 49.4% in 2015 to 49.6% in 2016. In 2016, Asian countries increased their production by 1.6%, reaching 1.125 billion tons, according to WSA.

All major producing countries, except for India, decreased their production levels in 2016. According to the World Steel Associatiom, in 2016 the global crude steel production increased, slightly and, considering that 2014 was a record production year, the production levels remained in line with 2015 figures.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Crude steel consumption per capita in Brazil has decreased from 147 kilograms in 2010 to 114 kilograms in 2015. It is considered low when compared to the levels of some developed countries, such as the United States and Germany.

From 2006 to 2016, Brazilian GDP grew on average 2.2%. In 2008 and 2009, overall global economic activity slowed significantly and domestic apparent steel consumption amounted to 24.0 million tons and 19.1 million tons, respectively. In 2010, with the recovery of the global economy, domestic demand rose by 38.8% to 26.6 million tons. On the other hand, in 2011, domestic steel demand decreased 1.2% to 26.2 million tons, mainly due to high levels of inventory held by distributors and increased indirect imports. In 2012, the slowdown of the Brazilian economy led to another decrease in steel consumption of 17.6% to 21.6 million tons.

The Brazilian flat steel sector is shifting production to the higher value-added consumer durable sector. This sector is highly dependent on domestic consumer confidence, which, in turn, is affected by economic policies and certain expectations of the current government administration. Over the past years, automobile manufacturers made significant investments in Brazil. In 2009 and 2010, vehicle production recovered from the 2008 financial crisis in response to government incentives such as tax cuts. In 2012, the Brazilian market reached a record 3.8 million vehicles sold, reflecting a specific government measure, which reduced the industrialized products tax. On the other hand, exports decreased by 20.1%. In 2013, with the postponement of the reduction in industrialized products tax, the Brazilian market maintained the level of vehicles sales, but had an increase of 13.5% in exports, according to the Auto Manufacturers’ Association, or ANFAVEA, data. In 2014, the decrease in the family consumption and the employment level, allied with the end of government incentives resulted in a reduction of 7.1% in vehicles sales, respectively, according to the ANFAVEA data. In 2015 and 2016, vehicles sales decreased 26.6% and 20.2%, respectively, due to the economic recession, a large number of vehicles in stock and by the return of the industrialized products tax.

Market Participants

According to IABr (Instituto Aço Brasil), the Brazilian steel industry is composed of 29 mills managed by 11 corporate groups, with an installed annual capacity of approximately 48.9 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

The installed capacity in 2016 was estimated at 50.3 million tons, in 2015 was 47.4 million tons, the local steel industry operated at approximately 62% utilization in 2016, a reduction of 5% compared to the level recorded in 2015.

Exports/Imports

Brazil has been playing an important role in the export market, primarily as an exporter of semi-finished products. The Brazilian steel industry has taken several steps towards expanding its capacity to produce value-added products. In 2012, exports of semi-finished products were 6.6 million tons, a 7.4% decrease in relation to the previous year, representing 68% of total exports. In 2013, the exports of semi-finished products reached 5.3 million tons, representing 65% of total exports. In 2014, Brazilian steel exports totaled 9.8 million tons, an increase of 21% compared to 2013 and steel imports increased by 7%, compared to 2013, according to IABr. In 2015, the exports of semi-finished and finished steel products reached 13.7 million tons, an increase of 40% compared to 2014.

In 2016, Brazilian steel exports totaled 13.4 million tons and accounted for US$5.6 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2015, steel imports were 3.2 million tons, or 15% of apparent domestic consumption, in line with the figures from 2014. In 2015, steel imports decreased by 19% as compared to 2014. In 2016, steel imports decreased by 2.1% as compared to 2015, according to IABr.

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

The table below sets forth certain material information regarding our property as of December 31, 2016. For more information, see Note 11 to our consolidated financial statements included in “Item 18. Financial Statements.”

Facility	Location	Size	Use	Productive Capacity	Title	Encumbrances
Presidente Vargas Steelworks (1)	Volta Redonda, State of Rio de Janeiro	4.0 square km	steel mill	5.6 million tons per year	owned	none
CSN Cimentos (2)	Volta Redonda, State of Rio de Janeiro	0.08 square km	cement plant	2.4 million tons per year	owned	none
CSN Porto Real	Porto Real, State of Rio de Janeiro	0.27 square km	galvanized steel producer	350,000 tons per year	owned	none
CSN Paraná	Araucária, State of Paraná	0.98 square km	galvanized and pre-painted products	100,000 tons of pre- painted product and 220,000 tons of pickled hot-rolled coils	owned	none
Prada	São Paulo, State of São Paulo and Uberlândia, State of Minas Gerais	SP – 0.14 square km;	steel can manufacturer	1 billion cans per year	owned	none
MG – 0.02 square km;
CSN, LLC	Terre Haute, Indiana, USA	0.78 square km	cold-rolled and galvanized products	800,000 tons of cold-rolled products and 315,000 tons per year of galvanized products	owned	none
Lusosider	Seixal, Portugal	0.39 square km	hot-dip galvanized, cold-rolled and tin products	240,000 tons of galvanized products and 50,000 tons of cold-rolled products per year	owned	none
Prada	Mogi das Cruzes, State of São Paulo	0.20 square km	distributor	730,000 tons per year	owned	none

CSN Mineração	Congonhas, State of Minas Gerais	78.41 square km	iron ore mine	32 mtpy(4) of iron ore	Owned / concession	none
Arcos Plant and Bocaina mine	Arcos, State of Minas Gerais	5.35 square km	limestone and dolomite mines	2.3 mtpy of cement	concession	none
ERSA mine	Ariquemes, State of Rondônia	0.015 square km	tin mine	3,200 tons	concession	none
Thermoelectric co-generation power plant	Volta Redonda, State of Rio de Janeiro	0.04 square km	power plant	235.2 MW	owned	none
Itá(8)	Uruguay River - Southern Brazil	9.87 square km	power plant	1,450 MW	concession	none
Igarapava(9)	State of Minas Gerais	5.19 square km	power plant	210 MW	concession	none
Southeastern (MRS)	Southern and Southeastern regions of Brazil	1,674 km of tracks	railway	--	concession	none
FTL	Northern and northeastern regions of Brazil	4,238 km tracks of railway 1	railway	--	concession	none
TLSA	Northern and northeastern regions of Brazil	-600 km tracks of railway 2	railway	--	concession	none
TECAR at ItaguaÃ Port	ItaguaÃ, State of Rio de Janeiro	0.69 square km	Iron ore shipment	45 mtpy	concession	none
Container terminal - TECON at ItaguaÃ port	ItaguaÃ, State of Rio de Janeiro	0.44 square km	containers	660 K TEUs py	concession	none
Property	State of Rio de Janeiro	31.02 square km	Real Estate / Land	--	owned	pledge(10)/Collateral
Property	State of Santa Catarina	6.22 square km	Real Estate / Land	--	owned	pledge(10)/Collateral
Property	State of Minas Gerais	13.70 square km	Real Estate / Land	--	owned	none
Property	State of Piaui	861.69 square km	Land		owned	none
Steel plant with rolling mill (SWT)	Europa / Germany / Unterwellenborn	0.898 square km	production of sections	1 million tons per year	owned	none

(1)      Includes the Volta Redonda Long Steel Plant, which has an expected production capacity (when fully operational) of 500,000 tons per year.

(2)      Our CSN Cimentos cement plant is included in the same area as our Presidente Vargas Steelworks.

 (3)    Property owned by our controlled company CSN Mineração (87.52%).

(4)      Information on installed capacity of products.  For information on mineral reserves at our Casa de Pedra mine, see “—Reserves at Casa de Pedra Mine” and table under “—Casa de Pedra Mine” below.

(5)      Based on the Manifesto de Mina.  See “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Mining Concessions.”

(6)    Information on equipment fleet installed annual ROM capacity.

(7)    Property owned by our controlled company Minérios Nacional (100%).

(8)    Property 29.5% owned by us.

(9)    Property 17.9% owned by us.

(10)    Pledged pursuant to various legal proceedings, mainly related to tax claims.

For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Planned Investments” and Note 10 to our financial statements included elsewhere in this Form 20-F.

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

Acquisitions and Dispositions

Usiminas

On December 31, 2016, we owned, directly and indirectly, 20.86% of the preferred shares and 15.19% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, please see “Item 5A. Operating Results—Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets.” We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on the antitrust matters regarding our investment in Usiminas see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information Selected Financial Data—Legal Proceedings—Antitrust.”

As of March 2016, Usiminas’ Board of Directors approved a capital increase amounting to R$64,882 thousand, through the issuance of 50,689,310 preferred shares. Consequently, on April 19, 2016, CSN exercised its right of subscription, paying R$11,603 thousand for 9,064,856 preferred shares.

In April 2016, the Usiminas Shareholders’ Meeting approved an increase in its share capital amounting to R$1,000,000 through the issuance of 200,000,000 new common shares, with a deadline for exercising the preferential right to acquire the said shares up to 23 May 2016. On May 20, 2016, CSN exercised its right of subscription, paying R$178,832 thousand for 35,766,351 common shares.

On April 28, 2016, CSN elected, for two years’ term of office, two fixed and two alternate members on the Usiminas’ Board of Directors and, for one year’s term, one fixed and one alternate member on the Usiminas’ Fiscal Committee. The election was made possible through the flexibility and exceptional decision from CADE (Administrative Council for Economic Defense) in relation to the TCD (Performance Commitment Agreement) signed by CSN and CADE in 2014. The mentioned decision permitted CSN to elect pre-approved members to the Board of Directors and Fiscal Committee of Usiminas, and was rendered by the majority of CADE's members at its April 27, 2016, session. Even though CADE’s decision is currently subject to litigation, there is no judicial order in place overturning or otherwise suspending its effects.

Namisa / CSN Mineração

By the end of 2015, we restructured our iron ore business by means of the combination into CSN Mineração, a CSN subsidiary, of the iron ore businesses and related logistics assets of CSN and Nacional Minérios S.A. (“Namisa”), resulting in a fully integrated operation. As part of the restructuring, Nacional Minérios S.A was merged into CSN Mineração.

Previously, in 2008, a consortium of Asian companies composed of Itochu Corporation, JFE Steel Corporation, Kobe Steel, Ltd, Nisshin Steel Co. Ltd., Posco and China Steel Corporation, or the Asian Consortium, made an investment in our subsidiary Namisa. The joint control of Namisa was governed by a shareholders’ agreement entered into with the Asian Consortium. In addition, we entered into certain other agreements, including a share purchase agreement and long-term operational agreements, which provided for certain obligations that, in case breached and not cured within the relevant cure period, could give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian Consortium’s ownership interest in Namisa.

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

On November 30, 2015, the aforementioned discussions resolved upon the closing of an agreement between the Asian Consortium and us, providing for the combination of CSN’s and Namisa’s iron ore business and related logistics assets. The transaction consisted of a joint venture whereby the Asian Consortium contributed its 40% ownership interest in Namisa to CSN Mineração (formerly named Congonhas Minérios S.A.) and CSN contributed the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR). In addition, long-term “offtake” agreements were executed for the supply by CSN Mineração of iron ore products to the Asian Consortium members and to us, as well as a long term port services agreement was executed between CSN Mineração and CSN to guarantee the use of TECAR by CSN to import raw materials necessary for our other activities.

Considering CSN’s and the Asian Consortium’s contributions in the transaction, adjustments arising from the negotiations between the parties, as well as debt, cash and working capital adjustments, immediately after the closing, CSN and the Asian Consortium became shareholders of CSN Mineração with ownership interests of, respectively, 87.52% and 12.48%. The transaction also included an earn-out mechanism which, in the event of a qualified liquidity event under certain valuation parameters occurring within an agreed period of the closing of the transaction, could dilute the Asian Consortium's ownership interest in CSN Mineração from 12.48% down to 8.71%.

CSN Mineração is currently a fully integrated operation (mine, rail and port), which includes an 18.63% ownership interest in MRS (comprised of Namisa’s former 10% ownership interest in MRS and the 8.63% ownership interest contributed by CSN), access to rail transportation in the form of long term agreements and the TECAR port concession.

As a result of this transaction, CSN and the Asian Consortium put an end to the discussions initiated in 2013 and CSN Mineração captured synergies among the businesses involved, including process optimization, efficiencies in the operation and reduction of operational costs and capital expansion and increased shareholder value, creating a world class company.

Metalic

On August 15, 2016, CSN's Board of Directors approved the sale of all shares issued by Metalic to Can-Pack Brasil Indústria de Embalagens Ltda., a subsidiary of the Polish metallic packaging company Can-Pack S.A., manufacturer and marketer of metallic packaging. The value of the transaction was R$372.5 million and the sale was effective as of November 30, 2016. For more information, see Note 4 to our consolidated financial statements included in “Item 18. Financial Statements.”

Capital Expenditures

In 2016, the investments made by us totaled approximately R$1.6 billion, highlighting:

• Cement: R$657 million mainly for completion of the new clinker plant;

• Steel: R$588 million, mainly for sustaining investments in coke plants at UPV (Presidente Vargas plant), environmental projects at UPV, general repair for resuming operations of Blast Furnace No.2, technological modernization projects at UPV and maintenance projects;

• Mining: R$257 million, mainly sustaining investment projects;

• Other investments: R$130 million for running investments in other operations (such as FTL and Tecon) and corporate projects (such as IT).

Planned Investments

In 2017, our investment budget prioritizes the sustainment of existing investments in order to maintain operational capability and to comply with environmental and safety requirements. New investments are evaluated considering the market conditions, financial results and projection of additional cash flow generated by each project.

Considering these guidelines, investments planned for 2017 amounted to R$1.0 billion, highlighted below:

• Steel: R$467 million, mainly for sustaining investments in coke plants UPV, environmental projects, technological modernization projects at the UPV plant, and maintenance projects in other units;

• Mining (projects at CSN Mineração, including Tecar): R$343 million, mainly for running projects in iron ore beneficiation, maintenance of tailings dams, expansions studies for Phase 60 Mtpa in Tecar (engineering and environmental studies) and sustaining investment projects in the units;

• Cement: R$96 million, especially sustaining projects in the units;

• Other investments: R$94 million for sustaining investments in other operations (such as FTL and Tecon) and corporate projects (such as IT);

Our planned investments in steel, iron ore, cement and logistics are described below.

Steel

The investment plan in the coming years prioritizes the sustainment of existing investments for efficiency gains, including the revamp of coke ovens, steel mill, pickling, casting, and execution of environmental projects, technological modernization projects at the UPVs and maintenance projects in other units.

Mining

The investment plan in the coming years prioritizes the sustainment of existing investments. Depending on the market conditions, financial results and projection of additional cash flow generated by each project, we intend to expand the production capacity in Casa de Pedra to 40 million tons per year. In addition, we plan to expand the and the port capacity in Itaguai / RJ (Tecar) from 45 million tons to 60 million tons.

Cement

In the second half of 2016, we began operating a new clinker kiln in Arcos in addition to our existing clinker kiln at the same location, where we use our own limestone and two cement mills. We also plan to evaluate the benefits of deploying an advanced milling unit to add 1 million tons of capacity.

Additional Investments

In addition to the currently planned investments and capital expenditures, we continue to evaluate possible acquisitions or divestitures, joint controlled entities and brownfield or greenfield projects to increase or complement our steel, cement and mining production and logistics capabilities, logistics infrastructure, energy generation and return on capital.

4E. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements as of December 31, 2016 and 2015, and for each of the years ended December 31, 2016, 2015 and 2014, included in “Item 18. Financial Statements.” Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and are presented in thousands of reais (R$), as explained in Note 2(a) to our consolidated financial statements included in “Item 18. Financial Statements.”

The consolidated financial statements for the year ended December 31, 2015 have been restated to reflect the outcomes of a detailed review of the business combination transaction that occurred on November 30, 2015, involving our mining and related logistics assets, as well as the outcomes of the in-depth review we performed of various components and transactions, including studies that support the recognition and maintenance of the amounts of long-lived assets, investments in subsidiaries and associates, goodwill, property, plant and equipment and tax credits. The reviews mentioned above resulted in material adjustments to the following items:

(a)     Business Combination

1.       The Business Combination involving CSN Mineração and Namisa;

2.       Adjustments to the participation of the non-controlling interest of CSN Mineração resulting from a change in the interpretation of the application of the IFRS 3 accounting pronouncement.

(b)     Expected realization of income tax and social contribution tax credits.

For more information, see Note 2.a.a to our consolidated financial statements included in “Item 18. Financial Statements.”

 5A. Operating Results

Overview

Brazilian Macro-Economic Scenario

As a company with the vast majority of its operations and a large portion of its sales in Brazil, we are affected by the general economic conditions of Brazil. The rate of growth in Brazil is important in determining our growth capacity and the results of our operations.

The following table shows some Brazilian economic indicators for the periods indicated:

	Year ended December 31,
	2016	2015	2014

GDP growth	(3.6%)	(3.8%)	0.1%
Inflation (IPCA)¹	6.3%	10.7%	6.4%
Inflation (IGP-M)²	7.2%	10.5%	3.7%
CDI³	14.0%	13.2%	10.8%
Appreciation (depreciation) of the real against the U.S. dollar	(4.2%)	(29.5%)	(8.2%)
Exchange rate at the end of period (U.S.$1.00)	R$3.259	R$3.904	R$2.656
Average exchange rate (U.S.$1.00)	R$3.483	R$3.338	R$2.357
Unemployment rate⁴	11.5%	8.5%	6.8%
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

Steel

For the years ended December 31, 2014, 2015 and 2016, our steel segment represented 71%, 73% and 67% of our net revenues, respectively, and 62%, 59% and 47% of our gross profit, respectively. In 2016, 61% of our steel revenues were in Brazil and 39% were abroad, as compared to 60% and 40%, respectively, in 2015, and 75% and 25%, respectively, in 2014.

According to the World Steel Association (WSA), global crude steel production totaled 1.6 billion tons in 2016, 0.8% more than 2015, with China responsible for 808 million tons, or 50% of the global output, recording an increase of 1.2%. Japan's crude steel remained stable totaling 105 million tons in 2016. In the European Union, production reached 162 million tons in 2016, corresponding to a decrease of 2.3% compared to 2015. In the U.S., crude steel production totaled 78 million tons in 2016, stable when compared to 2015. Existing global capacity usage increased by 2.8% over the year to 68.1%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production was 30.2 million tons in 2016, 9.2% less than in 2015, while rolled steel output totaled 20.9 million tons, down by 7.7% in the same period.

Apparent domestic steel product consumption in Brazil amounted to 18.3 million tons in 2016, 14% less than in 2015, while domestic sales decreased 9% to 16.5 million tons.  Annual imports to Brazil were 1.9 million tons, 41% less than the year before, and exports were down by 2% to 13.4 million tons.

Mining

For the years ended December 31, 2014, 2015 and 2016, our mining segment represented, 25%, 21% and 27% of our net revenues, respectively, and 25%, 25% and 33% of our gross profit, respectively. In 2016, 88% of our mining revenues came from exports and 12% from the domestic market, as compared to 95% and 5%, respectively, in 2015, and 93% and 7%, respectively, in 2014. In 2016, the seaborne iron ore market made a slight recovery after a strong downward price pressure due to the increased supply capacity in Australia and Brazil in the previous years. In response to the slowdown in macroeconomic indicators that stretched from 2015 to mid-February 2016 when iron ore prices reached US$42.90/dmt, the Chinese government promoted credit expansion and stimulated investments in steel-intensive sectors such as infrastructure and construction.

Moreover, the closure of low-efficiency mills resulted in an increase in the utilization capacity, which, coupled with higher steel demand, led to improved margins and higher iron ore prices. In this context, iron ore prices increased 5.3% in 2016 compared to 2015, reaching an average of US $ 58.45/dmt (Platts, Fe 62%).

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments are directly related to the performance of our steel and mining segments. For the years ended on December 31, 2014, 2015 and 2016, these segments represented an aggregate of 13%, 13% and 13% of our net revenues, respectively, and an aggregated of 15%, 17% and 13% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Specific Events Affecting our Results of Operations

CSN Mineração (former Congonhas Minérios S.A.)

On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

The transaction consisted of a business combination through which the Asian Consortium contributed equity interest in Namisa into CSN Mineração S.A, a mining subsidiary of CSN. Those excluded assets were net assets and mining rights of Fernandinho, Cayman and Pedras Pretas.

After the corporate restructuring, CSN Mineração became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s 60% equity interest in Namisa, 8,63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in ItaguaÃ Port (“TECAR”). The excluded assets Fernandinho, Cayman and Pedras Pretas were contributed to Minérios Nacional S.A.

The transaction was concluded by the signing of a shareholders’ agreement by the shareholders of CSN Mineração, on November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•       Payment of dividends by Namisa before the closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

•       Disproportionate spin-off of certain assets of NAMISA, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, for subsequent contribution to Minérios Nacional, a wholly-owned subsidiary of CSN. After the spin off, CSN held a 59.76% interest in Namisa;

•       Restructuring of CSN Mineração through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 59.76% of Namisa’s shares post-split of the excluded assets, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in Note 3 to our consolidated financial statements);

•       Liquidation of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation;

•       Acquisition, by CSN Mineração, of the Namisa shares post-split of the excluded assets held by the Asian Consortium, resulting in the merger of Namisa into CSN Mineração;

•       Signing of a shareholders’ agreement (“Shareholders’ Agreement”) by the shareholders of CSN Mineração;

•       Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in CSN Mineração and additional US$ 27 million relating to the acquisition of 0.16% of the shares held by the Asian Consortium in CSN Mineração, amounting to US$ 707 million (equivalent to R$2.7 billion).

We applied IFRS 3 to record the November 2015 transaction, as there was a change of control of Namisa on November 30, 2015. Before the acquisition, Namisa was spin-off to set apart certain assets, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, which were transferred to Minérios Nacional, and the main assets were acquired by CSN Mineração.

As a result of the step acquisition, we recognized a gain of R$3,790 million in the value of Namisa, being 59.76% interest in Namisa after the spin-off of the excluded assets amounting to R$2,516 million and 60% interest in Namisa before the spin-off which amounted to R$1,274 million for the excluded assets (Fernandinho, Cayman and Pedras Pretas mines). In addition, as a result of the application of items B51 and B52 of IFRS 3, we recognized a loss of R$493 million equivalent to 40.24% of the result of the termination of the then existing agreements between Namisa and CSN Mineração. We also recorded a tax expense of R$266 million on the net gains from the transaction mentioned above. See further details in Note 2ab and Note 3 to our consolidated financial statements.

Additionally, there was a change in our interest in CSN Mineração without representing a loss of control in CSN Mineração. Our participation decreased from 100% to 87.52%. According to IFRS 10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation must be recorded directly in equity. Because of this percentage change, we recorded a gain of R$2,943 million.

The sum of the net gains recorded in our results and the gains recorded in our shareholders’ equity was a total increase in our shareholders’ equity of R$5,975 million.

For further details, see Note 3 to our consolidated financial statements included in this Annual Report.

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

The following table shows Brazilian steel production and apparent consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2016	2015	2014

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production	30,212	33,256	24,917
Apparent Consumption	18,254	15,734	25,606
Hot-Rolled Coils and Sheets
Production	2,601	4,715	4,541
Apparent Consumption	2,654	2,980	3,602
Cold-Rolled Coils and Sheets
Production	1,861	2,244	2,516
Apparent Consumption	1,993	2,299	2,843
Galvanized Sheets
Production	2,804	2,108	2,887
Apparent Consumption	2,804	2,874	3,588
Tin Plates
Production		576	553
Apparent Consumption		497	534
Global Market (in millions of tons)
Crude Steel Production	1,628	1,622	1,670
	___________

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

Sales Volumes (1)
	Tons			% of Sales Volumes
				In Market*			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Domestic Sales
Slabs	-	6	11	0%	0%	0%	0%	0%	0%
Hot-Rolled	922	1,065	1,521	33%	36%	41%	19%	21%	29%
Cold-Rolled	491	556	682	18%	19%	18%	10%	11%	13%
Galvanized	826	818	1,028	30%	28%	28%	17%	16%	20%
Tin Plate	370	363	423	13%	12%	11%	8%	7%	8%
Long steel	176	161	52	6%	5%	1%	4%	3%	1%

Subtotal	2,784	2,968	3,718	100%	100%	100%	57%	59%	72%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	114	235	53	5%	12%	4%	2%	5%	1%
Cold-Rolled	89	204	65	4%	10%	4%	2%	4%	1%
Galvanized	938	717	481	45%	35%	33%	19%	14%	9%
Tin Plate	158	141	115	8%	7%	8%	3%	3%	2%
Long steel	775	724	746	37%	36%	51%	16%	15%	14%

Subtotal	2,073	2,022	1,460	100%	100%	100%	43%	41%	28%

Total Sales
Slabs	0	6	11
Hot-Rolled	1,035	1,301	1,574
Cold-Rolled	580	760	747
Galvanized	1,763	1,535	1,509
Tin Plate	527	504	538
Long steel	951	885	798

Total	4,857	4,990	5,177				100%	100%	100%

* of Sales Volume in Market means the participation of each line of product into the group of domestic sales and sales abroad.

Net Operating Revenues(1)
	In millions of R$			% of Net Operating Revenues
				In Market*			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Domestic Sales
Slabs	-	6	11	0%	0%	0%	0%	0%	0%
Hot-Rolled	1,630	1,789	2,769	24%	27%	33%	15%	16%	25%
Cold-Rolled	1,020	1,060	1,411	15%	16%	17%	9%	10%	13%
Galvanized	2,215	1,991	2,609	33%	30%	31%	20%	18%	23%
Tin Plate	1,646	1,475	1,589	24%	22%	19%	15%	13%	14%
Long steel	303	291	105	4%	4%	1%	3%	3%	1%

Subtotal	6,815	6,612	8,493	100%	100%	100%	61%	60%	75%

Sales abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	147	386	81	3%	9%	3%	1%	4%	1%
Cold-Rolled	153	403	124	3%	9%	5%	1%	4%	1%
Galvanized	2,249	1,734	1,009	51%	40%	37%	20%	16%	9%
Tin Plate	389	421	280	9%	10%	10%	3%	4%	2%
Long steel	1,451	1,388	1,269	33%	32%	46%	13%	13%	11%

Subtotal	4,390	4,332	2,764	100%	100%	100%	39%	40%	25%

Total Sales
Slabs	-	6	11
Hot-Rolled	1,777	2,175	2,849
Cold-Rolled	1,174	1,463	1,535
Galvanized	4,465	3,725	3,618
Tin Plate	2,035	1,896	1,869
Long steel	1,755	1,679	1,375

Total	11,205	10,944	11,257				100%	100%	100%

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

The depreciation of the Brazilian real against the U.S. dollar has the following effects on the results of our operations:

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

Effects of Inflation and Interest Rates

In 2013, the IGP-M inflation index increased 5.9% and in 2014,2015, and in 2016 it increased 3.7%, 10.5% and 7.2%, respectively, driven by domestic factors (including the increase in regulated prices, such as gasoline and energy) as well external factors such as the strength of the U.S. dollar.

Inflation also affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indicies. In addition, a significant portion of our real-denominated debt bears interest based on the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate which is partially adjusted for inflation.

The table below shows the Brazilian general price index and the CDI rates for the periods shown:

Accounting for mining production utilized by our steel production

We are currently self-sufficient regarding the iron ore used in our steel production except for pellets. The iron ore required is extracted from CSN Mineração mines, which in 2016 amounted to approximately 4.1 million tons of its total iron ore production of approximately 32.2 million tons. The remainder of the iron ore production is sold to third parties in Brazil and throughout the world.

The cost of iron ore regarding our steel production is recorded on our income statement in the cost of goods sold line item as its extraction cost plus transport from the mine. In 2016, 2015 and 2014, these costs were R$515 million, R$377 million and R$422 million, respectively.

After the closing of the transaction between CSN and the Asian Consortium, the cost of iron ore regarding our steel production is recorded as of December 2015 at adjusted market prices and conditions, instead of its extraction cost plus transport from the mine, as our mining operations are concentrated in our controlled company, CSN Mineração, which will sell iron ore to CSN to produce steel. Details of the transaction between CSN and the Asian Consortium and related conditions precedent for closing are described on Item “4D. Property, Plant and Equipment,” Acquisitions and Dispositions.

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2016 and 2015, in accordance with IFRS, as issued by the IASB.

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

Impairment of long-lived assets, intangible assets, goodwill and financial assets

In accordance with IAS 36 “Impairment of assets,” long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset.

If the carrying amount of a cash generating unit exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the greater of the value in use or fair value of the cash generating unit.

A determination of the value in use or fair value of a cash generating unit requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge in results of operations relating to our property, plant and equipment.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are assessed annually for impairment in accordance with IAS 36 “Impairment of assets.” Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Goodwill is allocated to Cash-Generating Units (CGUs) for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment..

Financial assets are assessed for impairment at the end of each reporting period and we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired.

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

On December 31, 2016, we owned, directly and indirectly, 20.86% of the preferred shares (USIM5) and 15.19% of the common shares (USIM3) of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), resulting from various acquisitions on the stock exchange since mid-2010. The instruments are classified as financial instruments available for sale and measured at their fair value based on their quoted market price in the Brazilian stock exchange (BOVESPA) on December 31, 2016.

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

The useful lives are reviewed every fiscal year for all of our units. See further details in Note 11 to our consolidated financial statements.

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

Derivatives

IAS 39, “Financial Instruments: Recognition and Measurement” requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in the statement of income or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. Our derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recorded in the statements of income under “Financial income” and “Financial expenses.” We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our recognized debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, the effective portion of the foreign exchange gains and losses are accounted for in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument, if any, is accounted for in income (loss). With respect to the fair value measurement, we must make assumptions such as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension plans

We sponsor defined benefit pension plans covering some of our retirees. We account for these benefits in accordance with IAS 19, “Employee Benefits.” The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. Our net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue in return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of our obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.

We recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and then transferred within equity. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

Some of our entities offered a postretirement healthcare benefit to their employees. The expected costs of these benefits were accumulated during the employment period, and are calculated using the same accounting method used for the defined benefit pension plans.

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

Annually, CSN performs a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits. This study is prepared at entity level, in accordance with the Brazilian tax legislation, and substantially considers our projections (98% of the consolidated amount) since our controlled companies do not have material credits for purposes of this study. We engage in the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

Nature	Description
Tax losses	We recently began incurring tax losses, mainly due to high financial expenses since all of our loans and financings are on this level.
Exchange difference expenses

Since 2012, we have opted for taxation on a cash basis. We have operated without a taxable profit, so it would not make sense to use this deductibility on an accrual basis. As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

Losses on Usiminas shares

The losses on Usiminas shares are recognized on an accrual basis, but a taxable event will occur only at the time of divestment, which we expect to occur during the period projected to compensate for deferred taxes.

Other provisions

We recognize various accounting provisions on an accrual basis, but their taxation occurs only at the time of their realization. This includes provisions for contingencies, impairment losses, environmental liabilities, etc.

The study was prepared based on our long-term business plan, which covers a period for which our management can reasonably make estimations. It considered several scenarios, which varied according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

Taxable profit is obtained considering adjustments to pre-tax profits for the following main items:

•         Foreign Exchange differences: are expected to be offset against future profits based on the original in liquidation debts owed to third parties and rescheduling of intercompany debts (to match the periods of greater profitability);

•         Losses on Usiminas: the model assumed using the tax assets at the time of sale of the preferred shares (and realization of losses), exclusively;

•         Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

•         Tax loss: utilization is limited under Brazilian law to 30% of the taxable income in a given year. Under Brazilian law income tax losses do not expire and may be used to offset future taxable income.

In addition, we performed a sensitivity analysis of tax credits utilization considering changes in macroeconomic assumptions, operational performance and liquidity events.

On the other hand, as a negative factor, CSN has experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to the growth of financial leverage, which has unbalanced the relationship between operating and financial results.

In summary, the main positive and negative evidence we considered in making our projections were:

          i.      Positive aspects: Operating profit, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the elimination of the pre-existing relationship between Namisa and CSN, and dividends to be received from CSN Mineração.

         ii.      Negative aspects: history of tax losses, substantial cash generation used for the payment of debts and increases in iron ore costs since the business combination, when we started purchasing iron ore at market price from CSN Mineração and, pursuant to the Brazilian legislation, the utilization of the tax loss is limited to 30% of the taxable profit in a year.

The existence of tax losses generated in the most recent years is objectively verifiable material negative evidence, and, consequently, more weight is given to this evidence than to others which may have subjectivity features, according to the interpretation of IAS 12 standard.

The projections for future taxable profits for 2015 that supported the recording of deferred tax credits attributed an important weight to the sale of certain non-core assets whose technical reflection during 2016 indicated that the corresponding sales would not be subject to inclusion in these projections since they would be out of our management’s control. This understanding reduced the future taxable base for the period estimated in these projections.

Therefore, we do not believe there is sufficiently strong evidence to support the recording of tax credits, limiting their recognition to 30% of deferred tax liabilities.

Provision for risks, contingencies and disputed taxes

We record provisions for risks relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe these contingencies are properly recognized in our financial statements in accordance with IAS 37 “Provision, Contingent Liabilities and Contingent Assets.” We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments or to settle municipal tax obligations owed to the corresponding Municipality as per our laws. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. The accounting for the contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us, or changes in approach, such as a change in settlement strategy in dealing with these matters. For further information on the judicial and administrative proceedings in which we are involved, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Allowance for doubtful accounts

We consider an allowance for doubtful accounts in our trade accounts receivable in order to reflect our expectation as to the net realizable value thereof. This provision is estimated based on an analysis of our receivables and is periodically reviewed to maintain real expectation of collectability of our accounts receivable.

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

•         Market and financial studies.

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

As of December 31, 2016, 2015 and 2014, we capitalized borrowing costs amounting to R$215.8 million, R$166.4 million and R$165.8 million, respectively. These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: our new integrated cement plant, (ii) the Casa de Pedra expansion (iii) and Tecar.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by the Group for the year ended December 31, 2016, are described in Note 2 to our consolidated financial statements contained in “Item 18. Financial Statements.”

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
Income Statement Data:	2016¹	2016	2015²	2014
			Restated
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	5,262	17,149	15,262	16,126
Cost of products sold	(3,878)	(12,640)	(11,740)	(11,592)
Gross Profit	1,384	4,509	3,522	4,534
Operating expenses
Selling	(521)	(1,697)	(1,430)	(1,042)
General and Administrative	(159)	(518)	(470)	(438)
Equity in results of affiliated companies	20	65	1,160	331
Other Expenses	(330)	(1,077)	(1,341)	(657)
Other Income ³	203	663	3,610	90
Total ³	(787)	(2,564)	1,529	(1,716)

Operating income	596	1,945	5,051	2,818
Non-operating income (expenses), net
Financial Income	197	644	488	172
Financial expenses	(971)	(3,166)	(3,853)	(3,253)

Income Before Taxes	(178)	(577)	1,686	(263)
Income Tax
Current	(63)	(206)	(136)	(528)
Deferred	(18)	(60)	(2,768)	679

Net income from continuing operations	(259)	(843)	(1,218)	(112)

Net income from discontinued operations	(3)	(10)	2	-

Net Income/Loss for the period	(262)	(853)	(1,215)	(112)

Net loss attributable to noncontrolling interest	25	82	(2)	(7)
Net income attributable to Companhia Siderúrgica Nacional	(287)	(935)	(1,213)	(105)

Basic earnings per common share	(0.19287)	(0.62857)	(0.89597)	(0.07941)
Diluted earnings per common share	(0.19287)	(0.62857)	(0.89597)	(0.07941)

(1)       Translated for the convenience of the reader only at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Brazilian Central Bank, as of December 31, 2016, of R$3.259 to $US1.00.

(2)       Metalic results were excluded from net operating revenues, cost of sales and/or services, gross profit, operating expenses, other operating expenses, other operating income, financial results and income taxes and were included in “Net (Loss) from discontinued operations” due to the sale of Metalic in November 2016 to Can-Pack Brasil Indústria de Embalagen Ltda. For further information, see “Item 4B. Business Overview—Downstream Facilities—Metalic.”

(3)       The 2015 financial information was impacted by the business combination of CSN Mineração (former “Congonhas Minérios) as described in “Item 5A. Operating Results.”

Year 2016 Compared to Year 2015 (Restated)

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments, considering the proportional interest in our jointly controlled entities, MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, reflected in the figures described below, which may differ from those accounted according to IFRS.

Since December 1, 2015, we have been consolidating Namisa, which was recorded under the equity method until November 30, 2015. On December 31, 2015, Namisa merged into CSN Mineração (formerly named Congonhas Minérios S.A.).

Our consolidated results for the years ended December 31, 2016 and 2015, by business segment are presented below:

R$ millions								Year Ended
								December
								31,2016
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,516	4,582	208	1,320	491	269	(1,236)	17,149
Domestic Market	6,980	542	208	1,320	491	269	(2,080)	7,730
Export Market	4,536	4,040	-	-	-	-	843	9,419
Cost of goods sold	(9,393)	(3,099)	(142)	(914)	(467)	(196)	1,572	(12,640)
Gross profit	2,123	1,483	66	406	23	73	336	4,509
General and administrative expenses	(915)	(185)	(25)	(83)	(75)	(25)	(907)	(2,215)
Depreciation (note 11 a)	679	461	13	228	73	17	(193)	1,279
Proportionate EBITDA of joint ventures							502	502
Adjusted EBITDA*	1,887	1,759	54	550	22	65	(262)	4,075

R$ millions								Year Ended December 31, 2015 (Restated)
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,203	3,187	213	1,157	432	245	(1,175)	15,262
Domestic Market	6,757	175	213	1,157	432	245	(1,296)	7,683
Export Market	4,446	3,012	-	-	-	-	121	7,579
Cost of goods sold	(9,127)	(2,324)	(142)	(788)	(330)	(196)	1,166	(11,740)
Gross profit	2,076	864	71	369	102	49	(8)	3,522
General and administrative expenses	(955)	(70)	(20)	(90)	(73)	(23)	(669)	(1,901)
Depreciation (note 11 a)	670	377	13	189	47	17	(183)	1,131
Proportionate EBITDA of joint ventures							499	499
Adjusted EBITDA*	1,791	1,171	63	469	75	43	(361)	3,251

**Adjusted EBITDA is a measurement based on which we assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other entities. The reconciliation of the EBTIDA and Adjusted EBITDA are disclosed in Note 27 to our consolidated financial statements included in “Item 18. Financial Statement”.

Net Operating Revenues

Net operating revenues increased R$1,887 million, or 12%, from R$15,262 million recorded in 2015 to R$17,149 million in 2016, due principally to the higher volumes and prices practiced in the mining segment.

Net domestic revenues remained stable, at R$7,683 million in 2015 and R$7,730 million in 2016, while net revenues of exports and sales abroad increased 24%, from R$7,579 million in 2015 to R$9,419 million in 2016, given the slowdown in the domestic economy and our strategy to redirect our sales to the foreign market.

Steel

Steel net operating revenues increased R$313 million, or 3%, from R$11,203 million in 2015 to R$11,516 million in 2016, due to higher prices. Sales volume decreased 3% from 4,990 thousand tons in 2015 to 4,857 thousand tons in 2016.

Steel net domestic revenues increased R$223 million, or 3%, from R$6,757 million in 2015 to R$6,980 million in 2016, due to higher prices. Sales volume decreased 6%, from 2,969 thousand tons in 2015 to 2,783 thousand tons in 2016.

Steel net revenues from exports and sales abroad increased R$90 million, or 2%, from R$4,446 million in 2015 to R$4,536 million in 2016, due to an increase of 3% in the sales volume to the foreign market, based on the strategy to redirect sales as discussed above, from 2,022 thousand in 2015 to 2,073 thousand tons in 2016.

During 2016, even operating with idle capacity, steel sales only decreased 3% compared to 2015 because we were able to reduce our inventories.

Mining

Total mining net operating revenues increased R$1,395 million, or 44%, from R$3,187 million in 2015 to R$4,582 million in 2016, mainly due to an increase of our sales from 25.7 million tons in 2015 to 32.8 million tons in 2016, or 28%. Iron ore prices increased 5.3% in 2016 compared to 2015, reaching an average of US $58.45/dmt (Platts, Fe 62%).

Mining net export revenues increased R$1,028 million, or 34%, from R$3,012 million in 2015 to R$4,040 million in 2016, mainly due to higher volumes.

 Mining net domestic revenues increased R$367 million, from R$175 million in 2015 to R$542 million in 2016, due to the sale of iron ore volumes directed to UPV mill in the domestic market since December 2015. Previously, before the restructuring of our iron ore business in CSN Mineração, the volume used to be transferred from Casa de Pedra mine to UPV.

Logistics

Logistics net operating revenues increased R$158 million, or 12%, from R$1,370 million in 2015 to R$1,528 million in 2016 due to a 16% increase in tons per kilometer transported by FTL. In 2016, net revenue from railway logistics totaled R$1,320 million and net revenue from port logistics amounted to R$208 million, while in 2015, net revenue from railway logistics totaled R$1,157 million and net revenue from port logistics amounted to R$213 million.

Cement

Cement net revenue increased R$59 million, or 14%, from R$432 million in 2015 to R$491 million in 2016, mainly due to an increase of 29% in cement sales volume from 2,182 thousand tons in 2015 to 2,814 thousand tons in 2016 due to the ramp up of the new plant in Arcos. This effect was partially offset by lower prices from R$198 per ton in 2015 to R$174 per ton in 2016.

Energy

Our net operating revenues from the energy segment increased R$24 million, or 10% of total net revenue from the energy segment, from R$245 million in 2015 to R$269 million in 2016.

Cost of Products Sold

Consolidated cost of products sold increased R$900 million, or 8% from R$11,740 million in 2015 to R$12,640 million in 2016, mainly due to the higher production volumes in our mining segment.

Steel

Consolidated steel costs of products sold were R$9,393 million in 2016, representing a 3% increase as compared to the R$9,127 million in 2015, mainly due to increased cost of iron ore purchased from CSN Mineração.

Steel Production Cost	2016		2015		Variation 2016 Vs. 2015
	R$million	R$/ ton	R$million	R$/ ton	R$million	R$/ ton
Raw Materials	2,841	874.3	3,242	725.8	(400)	148.5
Iron Ore	515	158.6	377	84.3	139	74.3
Coal	635	195.3	670	150.0	(36)	45.3
Coke	446	137.1	874	195.7	(428)	(58.6)
Coils	49	15.0			49	15.0
Metals	511	157.2	443	99.1	68	58.1
Outsourced Slabs	285	87.6	278	62.3	6	25.3
Pellets	161	49.6	296	66.3	(135)	(16.6)
Scrap	18	5.5	48	10.7	(30)	(5.1)
Other(1)	222	68.3	256	57.4	(35)	10.9
Labor	759	233.5	777	173.9	(18)	59.6
Other Production Costs	2,044	629.2	2,471	553.3	(426)	75.9
Energy / Fuel	617	189.9	718	160.9	(101)	29.0
Services and Maintenance	559	172.1	866	194.0	(307)	(21.9)
Tools and Supplies	249	76.7	264	59.1	(15)	17.6
Depreciation	399	122.6	408	91.4	(10)	31.2
Other	220	67.8	214	47.9	6	19.9
Total	5,644	1,736.9	6,489	1,453.0	(845)	284.0
(1) Includes limestone and dolomite

Mining

Our mining costs of products sold increased R$775 million, or 33%, from R$2,324 million in 2015 to R$3,099 million in 2016, mainly due to the increase in volume sold.

Logistics

Cost of services attributable to our logistics segment increased R$126 million, or 14%, from R$930 million in 2015 to R$1,056 million in 2016, due to increase in railway logistics costs, mainly due to the 16% increase in tons per kilometer transported by FTL. For port logistics services, costs remained stable.

Cement

Cost of products sold attributable to our cement segment increased R$137 million, or 42%, from R$330 million reported in 2015 to R$467 million in 2016, mainly due to higher volumes produced with the new mills at our Arcos plant. Since the clinker line was concluded only at the end of 2016, part of the clinker used in our production process was purchased from third parties, increasing production costs.

Energy

Cost of products sold attributable to our energy segment remained stable in R$196 million in 2016.

Gross Profit

Gross profit increased R$987 million, or 28%, from R$3,522 million in 2015 to R$4,509 million in 2016, due to the increase of R$1,887 million in net revenues and the increase of R$900 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$47 million, or 2%, from R$2,076 million in 2015 to R$2,123 million in 2016 due to the reasons mentioned above.

Mining

Our gross profit in the mining segment increased R$619 million, or 72% from R$864 million in 2015 to R$1,483 million in 2016 due to the reasons mentioned above.

Logistics

Gross profit in the logistics segment increased R$32 million, or 7%, from R$440 million in 2015 to R$472 million in 2016 due to the reasons mentioned above.

Cement

Gross profit in the cement segment decreased R$79 million, or 77% from R$102 million in 2015 to R$23 million in 2016 due to the reasons mentioned above.

Energy

Gross profit in energy segment increased R$24 million, or 49%, from R$49 million in 2015 to R$73 million in 2016 due to the reasons mentioned above.

Selling, general and administrative

Selling, general and administrative expenses increased R$314 million, or 17%, from R$1,901 million in 2015 to R$2,215 million in 2016. Selling expenses increased R$267 million, or 18%, from R$1,430 million in 2015 to R$1,697 million in 2016, mainly due to an increase of iron ore CIF sales (sales including insurance and freight costs), while general and administrative expenses increased R$48 million, or 10%, from R$470 million in 2015 to R$518 million in 2016.

Other operating income (expenses)

We had a decrease of R$2,682 million in “Other Operating Income and Expenses” to a net operating expense of R$413 million in 2016 as compared to a net operating income of R$2,269 million mainly due to the gain of R$3,297 million in 2015, composed of a positive impact of R$3,790 million of remeasurement at fair value of our previous 60% stake in Namisa partially offset by the loss in the settlement of the preexisting relationship of R$493 million as a result of the business combination, as explained in “Item 5A. Operating Results—Specific Events Affecting our Results of Operations—CSN Mineração.”  Also, in 2016 we recorded an impairment loss of R$388 million in the goodwill recognized in our investment in Transnordestina. This impact was partially offset by a gain of R$252 million recognized in 2016 due to Metalic’s asset sale transaction, as explained in “Item 4B. Business Overview – Downstream Facilities – Metalic.”

In 2015, we recognized an impairment in available-for-sale financial assets of R$555 million. This effect did not occur in 2016. For more information, see Note 25 to our consolidated financial statements included in “Item 18. Financial Statements.”

Equity in Results of Affiliated Companies

Equity result decreased R$1,095 million, or 94%, from income of R$1,160 million in 2015 to R$65 million in 2016. In 2015, there was an increase on the result of the jointly-controlled investee Namisa due to the exchange rate variation over Namisa’s cash position proportional to our interest in this subsidiary.

The investment in Namisa was accounted for under the equity method until November 30, 2015. In December CSN exchanged a stake in CSN Mineração (formerly named Congonhas Minérios S.A.) for a 40% stake in the Consortium in Namisa, and CSN became the majority shareholder of Namisa; accordingly, Namisa was consolidated as from December 1, 2015.

Operating Income

Operating income decreased R$3,105 million, or 61%, from R$5,050 million in 2015 to R$1,945 million in 2016 due to the reasons stated above.

Financial expenses (income), net

Our financial income and expenses generated net financial expenses of R$2,522 million in 2016 as compared to net financial expenses of R$3,365 million in 2015. This decrease was mainly due to the appreciation of the real which generated a foreign exchange gain of R$921 million in 2016 in comparison to a foreign exchange loss of R$1,619 million in 2015, partially offset by a loss of R$812 million in our derivatives transactions compared to a gain of R$846 million in 2015.

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

In order to better reflect the effect of exchange fluctuations on its financial statements, as of   December 31, 2014, CSN began to designate part of its U.S. dollar-denominated liabilities as a hedge for future exports. As a result, the exchange variation arising from these liabilities have temporarily been recorded directly in net equity as “other comprehensive income,” and amounted to R$437 million as of December 31, 2016. This amount is transferred to the income statement when the exports take place, thus allowing impacts from the exchange fluctuation on liabilities and exports to be recorded simultaneously. The adoption of hedge accounting does not involve the contracting of any type of financial instrument. For more information, see “Note 14.b Transactions with Derivative Financial Instruments and Hedge Accounting” in our consolidated financial statements.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate between fiscal years shows volatility.

At statutory rates, the balances resulted in a benefit of R$196 million in 2016 compared to total expenses of R$573 million in 2015 (34% of income before taxes and adjustments to the income). After adjustments to meet the effective rates, we recorded expenses for income tax and social contribution of R$266 million in 2016, as compared to an expense of R$2,903 million in 2015. Expressed as a percentage of pre-tax income, income tax moved from 172% in 2015 to minus 46% in 2016. For the year ended December 31, 2016, the adjustments to meet the effective rates totaled expenses of R$462 million, comprised mainly of:

•         a positive R$22 million adjustment related to equity result;

•         expenses of R$288 million related to results of subsidiaries taxed at different rates or not taxed;

•         a negative R$822 million adjustment related to tax loss and negative basis for which the tax credit was not recorded; and

•         a positive impact of R$644 million related to tax credits not recorded in the year.

For further information, see Note 16 to our consolidated financial statements.

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholders’ equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss) for the year

In 2016, we recorded a net loss of R$853 million, as compared to a net loss of R$1,216 million in 2015. The reasons described above explain the change of R$363 million.

Year 2015 Restated Compared to Year 2014

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

Since December 1, 2015, we have been consolidating Namisa, which was recorded under the equity method until November 30, 2015.On December 31, 2015 Namisa was merged into CSN Mineração (former “Congonhas Minérios”).

Our consolidated results for the years ended December 31, 2015 and 2014 by business segment are presented below:

R$ millions								Year Ended December 31, 2015 (Restated)
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,203	3,187	213	1,157	432	245	(1,175)	15,262
Domestic Market	6,757	175	213	1,157	432	245	(1,296)	7,683
Export Market	4,446	3,012	-	-	-	-	121	7,579
Cost of goods sold	(9,127)	(2,324)	(142)	(788)	(330)	(196)	1,166	(11,740)
Gross profit	2,076	864	71	369	102	49	(8)	3,522
General and administrative expenses	(955)	(70)	(20)	(90)	(73)	(23)	(669)	(1,901)
Depreciation (note 11 a)	670	377	13	189	47	17	(183)	1,131
Proportionate EBITDA of joint ventures							499	499
Adjusted EBITDA*	1,791	1,171	63	469	75	43	(361)	3,251
R$million								Year Ended December 31, 2014
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,492	4,109	202	1,105	440	324	(1,547)	16,126
Domestic Market	8,650	307	202	1,105	440	324	(1,063)	9,966
Export Market	2,841	3,803					(484)	6,160
Cost of goods sold	(8,672)	(2,986)	(138)	(753)	(295)	(187)	1,439	(11,592)
Gross profit	2,820	1,123	65	352	145	138	(109)	4,534
General and administrative expenses	(687)	(61)	(7)	(113)	(67)	(20)	(525)	(1,480)
Depreciation (note 11 a)	802	367	11	169	38	17	(158)	1,245
Proportionate EBITDA of joint ventures							431	431
Adjusted EBITDA*	2,935	1,429	68	407	116	135	(361)	4,729

**Adjusted EBITDA is a measurement based on which we assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other entities. The reconciliation of the EBTIDA and Adjusted EBITDA are disclosed in Note 27 to our consolidated financial statements included in “Item 18. Financial Statement”.

Net Operating Revenues

Net operating revenues decreased R$864 million, or 5%, from R$16,126 million recorded in 2014 to R$15,262 million in 2015, due to the lower prices practiced in the mining segment.

Net domestic revenues decreased 23%, from R$9,966 million in 2014 to R$7,683 million in 2015, while net revenues of exports and sales abroad increased 23%, from R$6,160 million in 2014 to R$7,579 million in 2015, given the slowdown in the domestic economy and our strategy to redirect our sales to the foreign market.

Steel

Steel net operating revenues decreased R$289 million, or 3%, from R$11,492 million in 2014 to R$11,203 million in 2015, due to a decrease in sales volume of 4% from 5,177 thousand tons in 2014 to 4,990 thousand tons in 2015.

Steel net domestic revenues decreased R$1,893 million, or 22%, from R$8,650 million in 2014 to R$6,757 million in 2015, due to a decrease in sales volume of 20%, from 3,717 thousand tons in 2014 to 2,969 thousand tons in 2015.

Steel net revenues from exports and sales abroad increased R$1,605 million, or 56%, from R$2,841 million in 2014 to R$4,446 million in 2015, due to an increase of 39% in the sales volume to the foreign markets, based on the strategy to redirect sales as discussed above, from 1,460 thousand tons in 2014 to 2,022 thousand tons in 2015.

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

Logistics

Logistics net operating revenues increased R$63 million, or 5%, from R$1,307 million in 2014 to R$1,370 million in 2015. In 2015, net revenue from railway logistics totaled R$1,157 million and net revenue from port logistics amounted to R$213 million, while in 2014, net revenue from railway logistics totaled R$1,105 million and net revenue from port logistics amounted to R$202 million.

Cement

Cement net revenue decreased R$8 million, or 2%, from R$440 million in 2014 to R$432 million in 2015, mainly due to a decrease of 1% in cement sales volume from 2,209 thousand tons in 2014 to 2,182 thousand tons in 2015.

Energy

Our net operating revenues from the energy segment decreased R$79 million, or 24% of total net revenue from the energy segment, from R$324 million in 2014 to R$245 million in 2015, mainly due to the reduction of surplus energy available for selling and lower energy prices.

Cost of Products Sold

Consolidated cost of products sold increased R$148 million, or 1% from R$11,592 million in 2014 to R$11,740 million in 2015, due to the impact from the foreign exchange variation on steel production cost partially compensated by a reduction of R$662 million in the cost of products sold in the mining segment.

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

Steel Production Cost	2015		2014		Variation 2015 Vs. 2014
	R$million	R$/ ton	R$million	R$/ ton	R$million	R$/ ton
Raw Materials	3,242	726	3,398	702	(156)	(34.6)
Iron Ore	377	84.33	422	87.3	(45)	13.2
Coal	670	150	748	154.8	(78)	(4.3)
Coke	874	195.7	694	143.6	180	(9.9)
Metals	443	99.1	335	69.4	108	7.8
Outsourced Slabs	278	62.29	467	96.7	(189)	(38.2)
Pellets	296	66.26	399	82.6	(103)	3.1
Scrap	48	10.68	74	15.3	(26)	(7.3)
Other(1)	256	57.4	251	51.9	5	1
Labor	777	173.9	706	146.1	71	18.9
Other Production Costs	2,471	553	2,359	488.2	112	(33.3)
Energy / Fuel	718	160.9	495	102.4	223	(21.5)
Services and Maintenance	866	194.0	910	188.3	(44)	7.1
Tools and Supplies	264	59.1	260	53.9	4	(4.5)
Depreciation	408	91.4	575	119.1	(167)	(10.7)
Other	214	47.9	119	24.5	95	(3.7)
Total	6,489	1,453	6,455	1,336	34	(49)

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

We obtain our iron ore requirements except pellets from our Casa de Pedra mine located in the state of Minas Gerais, and the limestone and dolomite from our Bocaina mine in the city of Arcos, in the state of Minas Gerais. All coal and a portion of the coke we consume are acquired from different international producers “See Item 4B. Business Overview—Raw Materials and Suppliers.”

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

Gross Profit

Gross profit decreased R$1,002 million, or 22%, from R$4,534 million in 2014 to R$3,522 million in 2015, due to the decrease of R$864 million in net revenues and to the increase of R$148 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment decreased R$744 million, or 26%, from R$2,820 million in 2014 to R$2,076 million in 2015.

Mining

Our gross profit in the mining segment decreased R$259 million, or 23% from R$1,123 million in 2014 to R$864 million in 2015.

Logistics

Gross profit in the logistics segment decreased R$24 million, or 6%, from R$417 million in 2014 to R$440 million in 2015.

Cement

Gross profit in the cement segment decreased R$43 million, or 30% from R$145 million in 2014 to R$102 million in 2015.

Energy

Gross profit in energy segment decreased R$89 million, or 64%, from R$138 million in 2014 to R$49 million in 2015.

Selling, general and administrative

Selling, general and administrative expenses increased R$421 million, or 28%, from R$1,480 million in 2014 to R$1,901 million in 2015. Selling expenses increased R$388 million, or 37%, from R$1,042 million in 2014 to R$1,430 million in 2015, mainly due to an increase of iron ore CIF sales (sales including insurance and freight costs), while general and administrative expenses increased R$32 million, or 7%, from R$438 million in 2014 to R$470 million in 2015.

Other operating income (expenses)

We had an increase of R$2,836 million in “Other Operating Income and Expenses” to a net operating income of R$2,269 million in 2015 as compared to R$567 million of other net operating expenses in 2014 mainly due to the gain of R$3,297 million, composed of a positive impact of R$3,790 million of remeasurement at fair value of our previous 60% stake in Namisa partially offset by the loss in the settlement of the preexisting relationship of R$493 million as a result of the business combination , as explained in “Item 5A. Operating Results—Specific Events Affecting our Results of Operations—CSN Mineração.” Additionally, in 2015 we recorded tax credits of PIS and COFINS in the amount of R$234 million which we can use to pay future tax obligations.

The gains above were partially offset by the increase in impairment of available-for-sale financial assets of R$350 million and increase in provisions for tax, social security, labor, civil and environmental risks in the amount of R$285 million. For more information, see Note 25 to our consolidated financial statements included in “Item 18. Financial Statements.”

Equity in Results of Affiliated Companies

Equity result increased R$829 million, or 250%, from income of R$331 million in 2014 to R$1,160 million in 2015, mainly due to the increase on the result of the jointly-controlled investee Namisa from R$673 million for the year ended December 31, 2014 to R$1,157 million for the eleven-month period ended November 30, 2015, due to the exchange rate variation over Namisa’s cash, position both proportional to our interest in this subsidiary.

The investment in Namisa was accounted for under the equity method until November 30, 2015. In December CSN exchanged a stake in CSN Mineração (former “Congonhas Minérios”) for the 40% stake of the Consortium in Namisa and CSN became the majority shareholder of Namisa; accordingly, Namisa was consolidated as from December 1st, 2015.  Details of the transaction between CSN and the Asian Consortium and related conditions precedent for closing are described on Item 4D. Property, Plant and Equipment, Acquisitions and Dispositions.

Operating Income

Operating income increased R$2,232 million, or 79%, from R$2,818 million in 2014 to R$5,050 million in 2015 due to:

•         The net gain of R$3,297 million arisen from the business combination of Namisa; and

•         an increase of R$829 million in equity result partially offset by;

•         a decrease of R$1,012 million in gross profit; and

•         and an increase of R$421 million in selling, general and administrative expenses.

Financial expenses (income), net

Our financial income and expenses generated a net financial expenses of R$3,365 million in 2015 as compared to a net financial expenses of R$3,081 million in 2014, an increase of R$284 million in our financial expenses. This increase was mainly due to the depreciation of the Real which generated an increase in foreign exchange losses of R$1,227 million in 2015 in comparison to 2014, partially offset by: (i) a higher gain in our derivatives transactions of R$603 million in 2015 in comparison to 2014 and; (ii)  R$131 million greater financial income from short-term investments as a result of the strategy of repatriation of cash previously held in our offshore subsidiaries.

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

In order to better reflect the effect of exchange fluctuations on its financial statements, as of   December 31, 2014 CSN began to designate part of its U.S. dollar-denominated liabilities as a hedge for future exports. As a result, the exchange variation arising from these liabilities were temporarily recorded directly in net equity as Other Comprehensive Income totaling to R$1,520 million as of December 31, 2015. The said amount is transferred to the income statement when the exports take place, thus allowing impacts from the exchange fluctuation on liabilities and exports to be recorded simultaneously. It is important to note that the adoption of hedge accounting does not involve the contracting of any type of financial instrument. For more information, see Note “14.b Transactions with Derivative Financial Instruments and Hedge Accounting” in our consolidated financial statements.

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

At the statutory rates the balances owed totaled expenses of R$573 million in 2015 and a benefit of R$90 million in 2014 (34% of income before taxes and adjustments to the income). After adjustments to meet the effective rates, we recorded tax expenses of R$2,903 million in 2015, as compared to a benefit of R$151 million in 2014. Expressed as a percentage of pre-tax income, income tax moved from 57% in 2014 to 172% in 2015. For the year ended December 31, 2015, these adjustments totaled expenses of R$2,330 million, comprised mainly of:

•         a positive R$394 million adjustment related to equity result;

•         a benefit of R$799 million related to results of subsidiaries taxed at different rates or not taxed;

•         R$856 million positive impact related to the remeasurement at fair value of the 60% stake in Namisa as a result of the business combination of the former joint-controlled entity;

•         a negative R$90 million adjustment related to tax loss and negative basis for which the tax credit was not recorded, and

•         a negative impact of R$1,133 million related to tax credits of temporary differences not recorded in the year.

•         the valuation allowance of R$2,949 million recognized to write-down the deferred tax asset at the limit of 30% of our deferred tax liability.

For further information, see Note 16 to our consolidated financial statements.”

It is not possible to predict the future adjustments to the federal income tax and social contribution at statutory rates, as they depend on interest on stockholder’s equity, tax incentives, non-taxable factors including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss) for the Year

In 2015, we recorded a net loss of R$1,215 million, as compared to a net loss of R$112 million in 2014.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through the issuance of short and long-term debt instruments. We have met our cash needs for 2017 primarily through a combination of operating cash flow, cash and cash equivalents on hand, cash from asset sales and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2017.

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

Sources of Funds and Working Capital

Year 2016 Compared to Year 2015

Cash Flows

Cash and cash equivalents decreased by R$2,990 million in 2016, compared to a decrease of R$825 million in 2015.

Operating Activities

Cash provided by operations was R$276 million and R$5,069 million in 2016 and 2015, respectively. The R$4,793 million decrease was mainly due to:

•       the receipt of dividends from Namisa in the amount of R$3,239 million in 2015, which did not occur in 2016;

•       the monetary and exchange variations due to the appreciation of the real against the U.S. dollar of 17% in 2016 as compared to the devaluation of the real against the US dollar of 47% in 2015.

These two effects above were partially offset by:

•       a higher adjusted EBITDA of R$ 4,075 million in 2016 as compared to R$ 3,251 in 2015;

•       and a positive variation in working capital mainly due to the reduction of: (i) inventories from 127 days in 2015 to 97 days in 2016. During 2015, due to weak internal demand for steel, our inventories significantly increased and we decided to interrupt operation of Blast Furnace No. 02. In 2016, we destocked finished products and, despite a decrease in production, we maintained the same level of sales as in 2015.

Investing Activities

We used cash in our investing activities in the total amount of R$2,305 million in 2016 and R$2,865 million in 2015. The decrease of R$560 million in cash used in investing activities was mainly due to:

•         the payment of R$2,727 million (US$707 million) in 2015 related to the purchase of a stake of 4.16% of CSN Mineração (former “Congonhas Minérios”) as part of the business combination between CSN mining assets and Namisa. See details in “Item 5A. Operating Results, Specific Events Affecting our Results of Operations”;

•         the sale of Metalic in 2016 for which we received a net cash of R$332 million;

•         partially offset by derivatives operations payment of R$722 million in 2016 compared to a receipt of R$903 million in 2015, resulting in a negative impact of R$1,626 million.

Financing Activities

Cash used in financing activities was R$883 million in 2016 compared to R$3,091 million in 2015. This R$2,208 million decrease was mainly due to a decrease of R$1,496 million in net amortizations and payments of R$550 million in dividends occurred only in 2015.

Year 2015 Compared to Year 2014

Cash Flows

Cash and cash equivalents decreased by R$825 million in 2015, compared to a decrease of R$1,310 million in 2014.

Operating Activities

  Cash provided by operations was R$5,069 million and R$824 million in 2015 and 2014, respectively. The R$4,245 million increase was mainly due to Namisa’s dividend receipt, amounting R$3,239 million, part of the conclusion process of the business combination between CSN mining assets and Namisa and other taxes variation amounting to R$634 million, since 2014 had a significant payment of REFIS.

Investing Activities

We used cash in our investing activities in the total amount of R$2,865 million in 2015 and R$1,658 million in 2014. The increase of R$1,207 million in cash used in investing activities was mainly due to:

•         the payment of R$2,727 million (US$707 million) related to the purchase of a stake of 4.16% of CSN Mineração (former “Congonhas Minérios”) as part of the business combination between CSN mining assets and Namisa;

•         cash margin to cover our derivatives position in the amount of R$725 million;

•         the two main cash outflows mentioned above were partially offset by derivatives operations receipt of R$827 million, cash of merged entities in the amount of R$923 million and loans from related party received in the amount of R$316 million.

Financing Activities

Cash used in financing activities was R$3,091 million in 2015 compared to R$531 million in 2014. This R$2,560 million increase was mainly due to a decrease of R$965 million in borrowings, an increase of R$2,285 million in amortizations, partially offset by R$900 million of the purchase of treasury shares occurred in 2014.

Trade Accounts Receivable Turnover Ratio

Our receivable turnover ratio (the ratio between trade accounts receivable and net operating revenues), expressed in days of sales increased 5 to 35 days on December 31, 2016, from 30 days on December 31, 2015.

Turnover of Inventory

Our inventory turnover (obtained by dividing inventories by annualized cost of products sold), expressed in days of cost of products sold decreased 30 days to 97 days in 2016 from 127 days in 2015.   During 2015, due to weak internal demand for steel, our inventories significantly increased and we decided to interrupt operation of Blast Furnace No. 02.

Trade Accounts Payable Turnover Ratio

The accounts payable turnover ratio (obtained by dividing trade accounts payable by annualized cost of products sold), expressed in days of cost of products sold, decreased 1 day from 52 days on December 31, 2015 to 51 days on December 31, 2016.

Liquidity Management

Given the capital intensive, cyclical nature of our industry and the generally volatile economic environment in certain emerging markets, we have retained an amount of cash on hand to run our operations and to satisfy our short-term financial obligations. As of December 31, 2016, cash and cash equivalent totaled R$4,871 million, compared to R$7,861 million as of December 31, 2015.

As of December 31, 2016, short-term and long-term indebtedness accounted for 7% and 93%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

CSN invested R$1,638 million in 2016, in:

•         the conclusion of the Arcos’ clinker kiln project in Minas Gerais, anticipating higher operating margins in the Southeast System.

•         the extension of the economic life of coke batteries in Presidente Vargas Plant.

Of our total investments, R$330 million went to spare parts and R$729 million to current investments.

CSN invested R$2,170 million in 2015, taking advantage of opportunities to accelerate projects that enhance competitiveness:

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

Of our total investments, R$376 million went to spare parts and R$561 million to current investments.

In 2016, we continued to implement our strategy of expansion in cement business and prioritized the implementation of sustaining investments in order to maintain the operational capability and to comply with environmental and safety requirements.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Debt and Derivative Instruments

At December 31, 2016 and 2015, total debt (composed of current and non-current portions of borrowings and financings) was R$30,441 million and R$34,283 million (excluding transactions costs), respectively, equal to 312% and 383% of the Shareholders’ equity at December 31, 2016 and 2015, respectively. At December 31, 2016, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$2,117 million and our long-term debt (composed of non-current borrowings and financings) totaled R$28,324 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

At December 31, 2016, approximately 52% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

In 2017, we held negotiations with our main creditors, Banco do Brasil and Caixa Econômica Federal, to extend our debt maturities initially due in 2017 and 2018. Our intention is to set an amortization schedule more consistent with our cash flow generation.

Our current policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt and currently our exposure is protected through hedge accounting. For a description of our derivative instruments, see Note 14.b to our consolidated financial statements contained in “Item 18. Financial Statements.”

The components of R$2,117 million of our consolidated current portion of short-term debt and current portion of long-term debt outstanding at December 31, 2016, were:

Components	Average	Total
	Interest Rate	(in millions of R$)
Fixed rate notes	4.14% - 10%	137
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	74
Prepayment financing	1% - 8% and 109.5% to 116.5% of CDI	1,121
Debentures	110.8% to 113.7% of CDI	538
CCB	112.5% and 113% of CDI	181
Perpetual bonds	7%	4
Others	1.2% - 8,00%	64
Total		2,117

The components of R$28,324 million of our consolidated long-term debt outstanding at December 31, 2016, were (amounts are reflected in long-term debt):

Components	Average	Total
	Interest Rate	(in millions of R$)
Debentures	110.8% to 113.7% of CDI	1,270
Fixed rate notes	6.5% – 6.9%	5,529
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	1,012
Perpetual bonds	7.00%	3,259
Prepayment financing	1% - 8% and 109.5% to 116.5% of CDI	9,852
CCB	112.5% and 113% of CDI	7,200
Others	1.2% - 8,00%	200
Total		28,324

The information of our indebtness below refers to the outstanding amount in December 31, 2016.

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

Eurodollar and Euronotes issued in accordance with Rule 144A and Regulation S under the Securities Act reflect senior unsecured debt instruments issued by us and our offshore subsidiaries, including:

•         the US$750 million bonds, 6.875% per annum coupon, issued in September 2009 with maturity in 2019.

•         in July 2010, we issued US$1 billion bonds, 6.50% per annum coupon and maturity date in July 2020, in January 2012, we priced, through our wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of US$200 million. The offering price was 106.00% and yield was 5.6% p.a.

•         in September 2010, we issued US$1 billion perpetual bonds, 7.0% per annum coupon.

We issued export credit notes, or NCEs:

•         in September 2009, in the amount of R$1.0 billion, in favor of Banco do Brasil S.A., due 2018. In September 2015, we amortized R$613.3 million resulting in an outstanding balance of R$386.7 million. This amortization is related to the rollover of this debt mentioned below;

•         in September 2009, in the amount of R$300 million, in favor of Banco do Brasil S.A., due 2018. In September, 2015, we amortized R$180 million resulting in an outstanding balance of R$120 million. This amortization also is related to the rollover of of this debt mentioned below;

•         in May 2010, in the amount of R$2.0 billion, in favor of Banco do Brasil S.A., through our subsidiary CSN Mineração (former “Congonhas Minérios S.A.”), due 2019. In September 2015, we amortized R$715 million resulting in an outstanding balance of R$1.3 billion. This amortization also is related to the rollover of this debt mentioned below;

•         in April 2011, we issued another NCE, in the amount of R$1.5 billion; in favor of Banco do Brasil S.A., due to 2019. In September 2015, we amortized R$500 million. This amortization also is related to the rollover of this debt mentioned below;

•         in March 2013, in the amount of R$200 million, in favor of Banco do Brasil S.A., due 2016. In February 2016, the total amount was extented to 2017;

•         in February 2013, in the amount of R$100 million, in favor of Bradesco, initially due 2016. In 2016, the total amount was extended to 2019

•         in September 2015, R$1.5 billion in favor of Banco do Brasil due 2022. This amortization also is related to the rollover of this debt mentioned below;

•         in September 2015, R$715 million, through our subsidiary CSN Mineração (former “Congonhas Minérios S.A.”), in favor of Banco do Brasil due 2022. This amortization also is related to the rollover of this debt mentioned below;

Export Pre-Payment issued by CSN:

•         in October 2010, in the amount of US$33,3 million, in favor of Banco Santander S.A., due 2017. In 2016, the total amount was extended to 2019;

•         in April 2012, in the amount of US$15 million, in favor of Banco Safra S.A., due 2017;

•         in April 2013, in the amount of US$378 million in favor of Banco do Brasil S.A., due 2021;

•         in November 2013, in the amount of US$200 million, in favor of Banco Bradesco S.A., due 2018;

•         in November 2013, in the amount of US$345 million, in favor of Banco Bradesco S.A., due 2022;

•         in February 2014, in the amount of US$100 million, in favor of ING Bank, due 2019;

•         in April 2014, in the amount of US$200 million, in favor of Banco Santander S.A., due 2019;

•         in September 2014, in the amount of US$100 million, in favor of Banco Santander S.A., due 2019;

•         in December 2014, in the amount of US$100 million, in favor of Bank of China, due 2020;

•         In April 2015, in the amount of US$71 million, in favor of Caterpillar Financial Services Corporation., due 2020;

•         In July 2015, in the amount of US$77 million, in favor of Caterpillar Financial Services Corporation, due 2020.

We contracted credit facilities from Caixa Econômica Federal (CEF), under its special credit for large companies, in the form of a bank credit bill, or CCB:

•         on August 2009, in the amount of R$2.0 billion and to be amortized in 172 months. In August 2015, we amortized R$1.285 billion resulting in an outstanding balance of R$715 mm. This amortization is related to the rollover of R$2.57 billion mentioned below.

•         on February 2010, in the amount of R$1.0 billion and to be amortized in 166 months. In August 2015, we amortized R$285 million resulting in an outstanding balance of R$ 715 million. This amortization also is related to the rollover of R$2.57 billion mentioned below.

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

  In September 2015, we concluded the extension of part of our debt with the Caixa Econômica Federal in the amount of R$2.57 billion, and with Banco do Brasil, amounting to R$2.21 billion, shifting maturities scheduled for 2016 and 2017 to the period between 2018 and 2022 in installments equally distributed.

In January 2012, we secured financing contracted through our subsidiary CSN Steel S.L., in the amount of €120 million, to partially fund the acquisition of all shares held by the Alfonso Gallardo Group, S.L.U. (“Grupo Gallardo”) in the following companies: SWT and Gallardo Sections S.L.U.

In 2016, we contracted a credit line with FINEP to fund our innovation projects in steel segment. The amount available from FINEP is R$23 million due in 2026. The total amount approved by FINEP is R$174 million and the remaining installments are expected to be available accordingly to investments disbursement schedule.

Maturity Profile

The following table sets forth the maturity profile of our long-term debt at December 31, 2016, gross of transaction costs and premiums on issuance:

Maturity in	Principal Amount
(In thousands of R$)
2018	5,593,215
2019	7,168,873
2020	7,484,315
2021	2,219,779
2022	1,839,804
After 2022	817,716
Perpetual bonds	3,259,100
Total	28,382,802

5C. Research & Development and Innovation

 CSN has continuously invested in Research and Development to improve its products and processes, thus meeting market demands and assuring customers' requirements.

In 2015, we established a new unit called INOVA CSN, an organizational environment created in order to facilitate innovation projects in products, processes, energy efficiency and environmental to the business units of the entire Corporation, through financial funding from private and public institutions.

In 2016, CSN was able to obtain funding with FINEP, Brazil’s National Innovation Agency, in order to continue the INOVA Strategic Plan, whose main project is the Development of Advanced High Strength Galvanized Steels in Industrial Scale Applied to the Automotive Industry, Aiming to Decrease the Fuel Consumption and Impacts to the Environment.

In addition, CSN signed a partnership agreement with the Brazilian Agency for Industrial Research and Innovation (Embrapii) and Senai from Bahia state to develop two innovative projects which concerns environmental responsibility: Development of New Manufacturing Routes and Coating for Metal Sheet by Direct Hot Stamping and the Development of an Intelligent System for the Predictive Maintenance of Overhead Cranes.

Total expenses in 2016 in research, development and innovation reached US$5.3 million compared to US$16 million in 2015 and US$6.8 million in 2014.

The current projects in development are:

  Dual Phase Advanced High Strength Galvanized Steel of DP600 Grade to meet new dimensional demands;

  Ferritic-Bainitic Advanced High Strength Galvanized Steel of FB590 Grade with thicknesses over 2.0mm with Cold Rolled and Hot Rolled base;

  High Strength Structural Galvanized Steels (ZAR400 and G450 grades), with emphasis for the application in storage silos;

  Pre-painted steel with new colors for export market;

  High Strength IF (Interstitial Free) Steel, IF 210 HSS grade, Galvanized (Zn-Fe Alloy GA) and Pre-Painted with thickness of 0.70 mm for application in fuel tanks;

  Dual Phase Advanced High Strength Galvanized Steel of DP450, DP500, DP800, DP800HF and DP600HF (High Formability) grades for the automotive industry;

  Development and Optimization of CSN Galvanized Steel for the application in tubes for bus body structures;

  Galvanized IF (Interstitial Free) steel of high formability with a reduction of the maximum limit of carbon for the automotive industry;

  Development of Textured Pre-Painted Material for the home appliance industry;

  Development of high-strength structural steel with 55% Al-Zn coating for general construction systems;

  Development of specifications CSN LT-TAMPA and CSN LT-ANEL for the food industry;

  Customization of Extrafino® Cold Rolled steel(BFE), specification CSN ESQ 60, for application in the construction industry;

  Homologation of Hot Rolled Products and Cold Rolled products to meet Ford's global requirements;

  Rebar (category CA-50), with a round core geometric configuration, designed to guarantee performance of the cut and bent steel segment;

  Development of Hot Rolled and Hot Rolled Pickled products, of the class High-strength low-alloy steel (HSLA) with grade 650MP properties, for the automotive parts and agricultural segments.

5D. Trend Information

Steel

The WSA expects apparent steel demand to grow by 0.5% worldwide in 2017 and decrease 2.0% in China. The IABr estimates domestic sales of 16.9 million tons in 2017, with apparent consumption of 18.5 million tons.

Mining

In 2016, the seaborne iron ore market made a slight recovery after a strong downward trend due to the increased supply capacity in Australia and Brazil in the previous years. In response to the slowdown in macroeconomic indicators that stretched from 2015 to mid-February 2016, when iron ore prices reached US $42.90/dmt, the Chinese government promoted credit expansion and stimulated investments in steel-intensive sectors such as infrastructure and construction.

Moreover, the closure of low-efficiency mills resulted in an increase in the utilization capacity, which, coupled with higher steel demand, led to improved margins and higher iron ore prices. In this context, iron ore prices increased 5.3% in 2016 compared to 2015, reaching an average of US $58.45/dmt (Platts, Fe 62%).

Chinese annual iron ore imports increased by 7.5% when compared to 2015, reaching 1.02 billion tons, while the global seaborne iron ore market grew by 4.5% to 1.41 billion tons.

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the off-balance concession payments and also for “take-or-pay” contractual obligations. The following table summarizes all of the off-balance sheet obligations for which we are contingently liable and which are not reflected under liabilities in our consolidated financial statements:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2016

	Aggregate Amount	Maturity
	(In millions of R$)
Guarantees of Debt:
Transnordestina	2,597	Until 09/19/2056 and indefinite

Contingent Liability for Concession Payments (1) (amounts in thousands of R$):
Concession	Type of service	2017	2018	2019	2020	After 2020	Total

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,676	8,676	8,676	8,676	60,732	95,436
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	100,217	100,217	100,217	100,217	2,705,859	3,106,727
Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	28,996	28,996	28,996	28,996	159,478	275,462
		137,889	137,889	137,889	137,889	2,926,069	3,477,625

(1) Other consortia members are also jointly and severally liable for these payments.

“Take-or-Pay” Contractual Obligations

	Payments in the period (in millions of R$)
Type of service	2015	2016	2017	2018	2019	2020	After 2020	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	197,646	873,186	767,031	767,031	767,031	746,150	3,672,166	6,719,409
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,023,465	621,551	261,542	40,524	40,524	40,524	40,522	423,636
Processing of slag generated during pig iron and steel production	104,013	49,487	6,013	6,013	6,013	6,013	13,528	37,580
Manufacturing, repair, recovery and production of ingot casting machine units.	127,776	36,765	15,005	5,665	5,665			26,335
	1,452,900	1,580,989	1,049,591	819,233	819,233	792,687	3,726,216	7,206,960

Guarantees of Debt

We guarantee 100% of the loans from BNDES and BNB have granted to TLSA and 49.15% of the debentures held by FDNE and issued by TLSA. The total debt outstanding amount we guaranteed as of December 31, 2016, was R$2,597 million, considering only the portion of the debentures we guarantee.

Under the TLSA Investment Agreement we and our partners, Valec and FDNE, agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$11.2 billion is under review and up for approval by ANTT. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under Trackage Right Agreements.

Contingent Liability for Concession Payments

FTL

As of December 31, 2016, we held 90.78% of the capital stock of FTL, which has a concession to operate the Northeastern Railway System I until 2027, renewable for an additional 30 years. As of December 31, 2016, FTL had R$95.4 million in concession payments outstanding over the remaining 11 years of the concession.

Tecar

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the State of Rio de Janeiro. In 2015, we achieved the anticipated contract renewal for additional 25 years and, accordingly, the expiration date was postponed from 2022 to 2047. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks and CSN Mineração by the Southeastern railway system. Our imports of coal and coke are made through this terminal. Under the terms of the concession, we have the obligation to ship at least 3.0 million tons of bulk cargo annually and to provide port service to ship 2.0 million tons of third parties’ iron ore and pellets cargoes. As of December 31, 2016, R$3,107 million was outstanding over the remaining 31 years of the concession.

Sepetiba Tecon

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (which can be renewed for a maximum of 70 years), the container terminal at the Itaguaí Port, located in the State of Rio de Janeiro. As of December 31, 2016, R$275 million of the cost of the concession was outstanding and payable over the remaining 10 years of the concession. For more information, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Transportation of iron ore, coal, coke, steel products, cement and mining products

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

For 2016, the volume set for iron ore and pellets is 5,181,000 tons and volume set for coal, coke and other smelter products is 2,552,000 with a guarantee of payment at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

The volume set is 34,521,000 tons in 2016, with a guarantee of payment at least 85%. We may increase or decrease the volume set in the agreement every year by up to 10% and 15%, respectively, taking into consideration the volume informed in the previous year.

Transportation of Steel Products

The volume set is 1,630,000 tons in 2016 with an acceptable variation of up to 10%, with a guarantee of payment at least 80% os forecast annual revenue. The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals and customers.

Cement Transportation

This agreement covers transportation of bagged cement from Presidente Vargas Cement Plant to our terminals. Volumes set is 573,751 tons for 2016 with a guarantee of payment at least 80% of forecast annual revenue.

Ferrovia Centro Atlântica - FCA

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda.

Volumes set for limestone is 1,475,000 tons in 2016 with 90% of performance volume guarantee.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda.

In 2016 the volume set is 330,000 tons with a guarantee of payment of at least 90%.

The calculation of “take-or-pay” considers the total volume performed in both contracts - clinker and limestone – regardless of the percentage transported of each one.

Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.

To secure gas supply (oxygen, nitrogen and argon), in 1994 we signed a 22-year “take-or-pay” agreement with White Martins by which we are committed to acquire at least 90% of the gas volume guaranteed in the contract.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations. The original term ended on November 17, 2016; however, the supply is still ongoing while negotiation of a new agreement is underway.

To secure natural gas supply, in 2007 we signed a five-year “take-or-pay” agreement with CEG Rio, by which we are committed to acquire at least 70% of the gas volume provided by the supplier.  Under the terms of the agreement, we are not required to advance funds raised against future processing charges if the supplier is unable to meet its financial obligations. In addition, if we do not acquire the minimum volume agreed, the amount paid which relates to that difference may be compensated in future years, including one year after the contract’s expiration.  The original term is valid until June 30, 2017. Negotiation of a new agreement is underway.

To secure energy supply, in 2001 we entered into a 20-year agreement. According to the “take or pay” clause, we are committed to acquire at least 80% of the annual energy volume contracted from the supplier, Copel.

Processing of slag generated during pig iron and steel production

CSN undertakes to acquire at least 2,400 metric tons of blast furnace mud for processing at CSN's mud concentration plant. This agreement is valid until March 31, 2023.

The supplier undertakes to perform the scrap recovery services resulting from the process of production of pig iron and steel from Presidente Vargas Steelworks, receiving by this process the equivalent in value of the result of multiplying the unit price (US$/t) by the total Liquid Steel CSN’s Mill production, with a guarantee of a minimum production of liquid steel corresponding to 200,000 tons. This agreement is valid until September 30, 2019.

Manufacturing, repair, recovery and production of ingot casting machine units.

The supplier provides continuous casting machines maintenance services in steel production at Presidente Vargas Steelworks, with a guarantee of a minimum production of 365,000 tons per month. This agreement is valid until August 31, 2017.

5F. Tabular Disclosure of Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2016:

	Payment due by period
	(In millions of R$)

Contractual obligations		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term accrued finance
charges(1)	17,824	2,917	4,943	2,493	7,471
Taxes payable in installments	108	25	19	15	49
Long-term debt (2)	28,324	0	12,724	9,691	5,908
“Take-or-Pay” contracts	7,207	1,049	1,638	1,460	3,060
Derivatives swap agreements(3)	6	0	6	0	0
Concession agreements(4)	3,478	138	276	276	2,788

Purchase obligations:
Raw materials (5)	1,955	1,032	923	0	0
Maintenance (6)	609	349	229	31	0
Utilities/Fuel (7)	3,166	989	1,800	377	0
Total	5,730	2,370	2,952	408	0
(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	Derivative swap agreements were calculated based on market prices on December 31, 2016, for futures with similar maturity to our derivative swap agreements.
(4)	Refers to TECON, TECAR and FTL concessions agreements
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
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

5G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our Board of Directors (Conselho de Administração), which consists of up to eleven members, and our Board of Executive Officers (Diretoria Executiva), which consists of two to nine Executive Officers with no specific designation (one of whom is the Chief Executive Officer). In accordance with our bylaws (Estatuto Social), each Director is elected for a term of two years by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one Director on the Board of Directors. The members of the Board of Executive Officers are appointed by the Board of Directors for a two-year term.

Our Board of Directors is responsible for setting general guidelines and policies for our business and our Board of Executive Officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our Board of Directors was comprised of one Chairman and five members, and our Board of Executive Officers was comprised of our Chief Executive Officer and four Executive Officers.

Our Directors and Executive Officers as of the date of this annual report are:

Name	Position	Age¹	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	64	April 23, 1993	July 03, 2017
Fernando Perrone	Member	70	September 26, 2002	July 03, 2017
Fabiam Franklin	Member	50	April 28, 2016	July 03, 2017
Yoshiaki Nakano	Member	73	April 29, 2004	July 03, 2017
Antonio Bernardo Vieira Maia	Member	58	April 30, 2013	July 03, 2017
Léo Steinbruch	Member	49	April 28, 2015	July 03, 2017

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	64	April 30, 2002	29 September, 2017
David Moise Salama	Executive Officer	51	August 2, 2011	29 September, 2017
Luis Fernando Barbosa Martinez	Executive Officer	54	August 2, 2011	29 September, 2017
Pedro Gutemberg Quariguasi Netto	Executive Officer	52	May 11, 2016	29 September, 2017
Marcelo Cunha Ribeiro	Chief Financial Office	40	29 September, 2017	29 September, 2017

¹Age as of 05 December, 2017.

The next election for our Board of Directors is expected to take place on April 2019. The next election for our Board of Executive Officers is expected to take place in September 2019.

Board of Directors

Benjamin Steinbruch. Mr. Steinbruch has been a member of our Board of Directors since April 23, 1993, and has simultaneously held the positions of Chairman since April 28, 1995 and CEO since April 30, 2002, and is in charge of mining, railways and institutional strategy. Since 2017, he has been Chairman of the Board of Directors of the Jockey Club of São Paulo, a member of the Board of Economic and Social Development since 2014 and member of the Administrative Board of the Portuguese Chamber, 1st Vice-President of the Federation of Industries of the State of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute and member of the Interinstitutional Advisory Board, or CCI, of the Superior Court of the State of São Paulo. Over the past five years, he also served as Chairman of the Board of Directors and CEO of Vicunha Siderurgia S.A., Chairman of the Board of Directors of Nacional Minérios S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A.  Currently he holds the position of Vice Chairman of the Board of Directors of Textília S.A., Chairman of the Board of Directors of Vicunha Aços S.A., Fibra Cia. Securitizadora de Créditos Imobiliários and Banco Fibra S.A.,  member of the Board of Directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Officer of Rio Purus Participações S.A. and Officer of Rio Iaco Participações S.A., Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., Ibis II Empreendimentos Ltda., Ibis Participações e Serviços Ltda. and Haras Phillipson Ltda. (all these companies belong to our controlling group), Chairman of the Board of Directors of Companhia Metalúrgica Prada and CSN Mineração S.A. (both companies are controlled by us), Chairman of the Deliberative Council of the CSN Foundation . Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in Marketing and Finance also at Fundação Getúlio Vargas - FGV/SP.

Fernando Perrone. Mr. Perrone has been a member of our Board of Directors since September 26, 2002, and a member of our Audit Committee since June 24, 2005. He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002. Over the past five years, he served as member of the Board of Directors of Profarma - Distribuidora de Fármacos S.A., and a member of the Board of Directors of João Fortes Engenharia S.A., Energia Sustentável S.A., and FTL – Ferrovia Transnordestina Logística S.A. (controlled by us), he is also a deputy member of the Board of Directors of Transnordestina Logítica S.A (company joint controlled by us).He also serves as an independent consultant in the infrastructure area. Mr. Perrone graduated in Business from a program sponsored by "Chimica" Bayer S.A., holds a Law degree from Universidade Federal Fluminense – UFF/RJ and has a graduate degree in Economics in the area of Capital Markets from Fundação Getúlio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin has been a member of our Board of Directors since April 28, 2016. Since April 4, 2016 he has been serving as Chairman of the Advisory Council of CSN’s Stock Investment Fund (CSN Invest Fundo de Investimentos em Ações) and is a member of the Board of Directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) since April 2015. He has also been a manager of the CSN Financial Education Program since 2008, and has served as General Manager of Blast Furnaces at CSN since 2002. Mr. Franklin graduated in Metallurgical Engineering from Universidade Federal Fluminense – UFF/RJ and holds a graduate degree in Reduction Metallurgy, from the –Mc Master University, Hamilton, Canada, and an MBA from Fundação Dom Cabral – Belo Horizonte/MG. Mr. Franklin is currently studying for a master’s in Economics at IBMEC.

Yoshiaki Nakano. Mr. Nakano has been a member of our Board of Directors since April 29, 2004, and a member of our Audit Committee since June 24, 2005. He also serves as a member of the Board of Directors of Transnordestina Logística S.A. (company joint controlled by us) and, over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a member of the Economy Superior Council (Conselho Superior de Economia - COSEC) of FIESP/Instituto Roberto Simonsen, and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the State of São Paulo. Mr. Nakano graduated in Business Administration from Fundação Getulio Vargas and has an MBA and a Ph.D. from Cornell University, USA.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our Board of Directors on April 30, 2013 and has been a member of our Audit Committee since August 8, 2013, serving as Chairman of the Audit Committee since May 6, 2014, and of the Financial Committee from October 7, 2014 to December 31, 2016. He has also been CEO of BRG Capital Ltda. since July 2005 and is a member of the Board of Directors of Transnordestina Logística S.A. (company joint controlled by us) and of FTL – Ferrovia Transnordestina Logística S.A. and CSN Mineração S.A. (controlled by us). From April 1995 to May 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until become an Officer of Citibank New York. Prior to that, he worked as an associate at Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981, and he served as a member of the Board of Directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He graduated in 1981 with a degree in Business and Public Administration from Fundação Getulio Vargas.

Léo Steinbruch: Mr. Steinbruch has been member of our Board of Directors since April 28, 2015, and was elected as vice chairman of the Board of Directors on May 11, 2016. He is also member of the Board of Directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A., Vicunha Participações S.A., Vicunha Steel S.A. and Textília S.A. He is also an Executive Officer at CFL Participações S.A. and at Taquari Participações S.A., and administrator of Fazenda Santa Otília Agropecuária Ltda. (all these companies are part of our controlling group).

Board of Executive Officers

In addition to Mr. Steinbruch, the following people were members of our Board of Executive Officers as of the date of this annual report:

David Moise Salama. Mr. Salama was elected as an Executive Officer on August 2, 2011, is in charge of the real estate, insurance and credit areas, and has also been our Investor Relations Executive Director since May 30, 2016. He has been serving at CSN since 2006, having acted as Investor Relations Manager until August 2011. He is also currently serving as Executive Officer of Estanho de Rondônia S.A. and is a member of the Board of Directors of Companhia Florestal do Brasil, CSN Mineração, Sepetiba Tecon S.A., Lusosider – Aços Planos S.A., Lusosider Productos Siderúrgicos S.A., and Lusosider Ibérica (all companies controlled by us). He is also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS and deputy member of the Board of Directors of Transnordestina Logística S.A (a company jointly controlled by us) and FTL – Ferrovia Transnordestina Logística S.A (controlled by us). Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in Accounting and has an MBA in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University, United States.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an Executive Officer on August 2, 2011, and is in charge of the commercial and logistic areas of the steel, cement and special sales segment. He has been serving CSN since 2002, having previously acted as Sales Officer and Director of Nacional Minérios S.A. (Nacional Minérios S.A. ceased to exist on December 31, 2015). Mr. Martinez is also a member of the Board of Directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and deputy member of the Board of Directors of FTL – Ferrovia Transnordestina Logística and Transnordestina Logística S.A.. He is also currently serving as an Officer of Estanho de Rondônia S.A., Mineração Nacional S.A., CSN Energia, S.A. and Stahlwerk Thüringen GmbH, and as member of the Board of Directors of CSN Mineração S.A., Companhia Florestal do Brasil, Companhia Metalúrgica Prada (all companies controlled by us) and MRS Logística S.A. (a company jointly controlled by us) and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Since March 2017 he is also member of the Board of Officers of Câmara de Comércio e Indústria Brasil – Alemanha.  Prior to joining CSN, Mr. Martinez was a Sales Officer at Alcan Alumínio do Brasil S.A., having worked at that company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM,, and he was president of the Brazilian Association of Steel Packaging - ABEAÇO. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in Industrial Management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada.

Pedro Gutemberg Quariguasi Netto. Mr. Quariguasi was elected as an Executive Officer on May 11, 2016, and until June, 2017, was in charge of the production of steel area. Currently, he holds the position of Executive Officer in charge of the steel operational area.  During the few last years, Mr. Quariguasi acted as CEO of Vale in Mozambique and as Global Officer of Coal of Vale at Mozambique and Australia from March 2014 until April 2016, and as Partner and Commercial and Marketing Officer at B&A Mineração from May 2012 until September 2013. He is also member of the Board of Directors of MRS Logística S.A. (a company jointly controlled by us), and CSN Mineração S.A (controlled by us).  Mr. Guariguasi has a degree in Metallurgical Engineering from Universidade Federal Fluminense, a Master degree in Metallurgical Engineering from Pontificia Universidade Católica do Rio de Janeiro, a PhD in Metallurgical Engineering from McGill University, Canada, and an MBA in Finance, Corporate Strategy and Economics from McKinsey & Company.

Marcelo Cunha Ribeiro. was elected as an Executive Officer on September 29, 2017, and is in charge of the treasury, controller, tax and accounting areas. During the few last years, Mr. Ribeiro acted as CFO of St. Marche Group, Vice President of Finance and Investor Relations of Restoque Comércio e Confecções de Roupas SA, CFO of Grupo SBF (GP Investimentos Ltd), Managing Director of the Private Equity área of GP Investimentos Ltd and CFO of San Antonio International Ltd. He was also a member of the Board of Directors of Hopi Hari SA, Telemar Norte Leste SA (Oi SA), Contax Participações SA, Estácio Participações SA, Magnesita Refratários SA, BR Towers SPE1 SA. Mr. Ribeiro graduated in Production Engineering from the University of São Paulo and has a MBA from Harvard Business School.

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

6B. Compensation

For the year ended December 31, 2016, the aggregate compensation paid by us to all members of our Board of Directors and the members of our Board of Executive Officers for services in all capacities was R$72.2 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

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

The Audit Committee is currently composed of Mr. Fernando Perrone, Mr. Yoshiaki Nakano and Mr. Antonio Bernardo Vieira Maia and it may be assisted by an outside consultant. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

For information on the date of election and term of office of the members of our Board of Directors and Board of Executive Officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue to participate in our employee pension plan after ceasing to be a director of our Company.

6D. Employees

As of December 31, 2014, 2015 and 2016, we had 22,801 and 23,736 and 23,993 employees, respectively.  As of December 31, 2016, approximately 3,400 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, a national union.  We believe we have a good relationship with Força Sindical.  We have collective bargaining agreements, renewable annually on May 1st of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with 12 members, the Accountants’ Union with 3 members and the Workers’ Unions from Arcos, Casa de Pedra, Camaçari, Recife and Araucária, with a total of 63 members. At all other companies controlled by CSN, such as Prada, ERSA, CSN Mineração and Transnordestina, we have a total of 1,400 members.

In March 1997, we established an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our results, our business unit results, the employee’s individual results and the employee’s competence assessment.

We are the main sponsor of this non-profit entity established in July 1960 and are primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in Note 28 to our consolidated financial statements contained in “Item 18.  Financial Statements.”

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our Chairman and Chief Executive Officer holds an indirect majority ownership interest in Vicunha Aços S.A., Rio Iaco Participações S.A., Vicunha Têxtil S.A. and CFL Participações S.A., our controlling shareholders.

All of our Executive Officers and members of our Board of Directors held an aggregate of 90,526 shares of our outstanding common shares as of December 31, 2016.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

On December 31, 2016, our capital stock was composed of 1,387,524,047 common shares. Our capital stock is entirely composed of common shares and each common share entitles the holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2016, the number of our common shares owned by our major shareholders:

	Common Shares
		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Aços S.A.(1)	682,855,454	49.21%
Rio Iaco Participações S.A. (1)	58,193,503	4.19%
Vicunha Textil S.A. (1)	4,927,000	0.36%
CFL Participações S.A.(1)	3,977,536	0.29%
(1)	Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, Chairman of our Board of Directors and CEO, as well as other members of his family.

7B. Related Party Transactions

Our transactions with related parties consist of (i) transactions with our holding companies; (ii) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (iii) other unconsolidated related parties, which are detailed in Note 20 to our consolidated financial statements included in “Item 18. Financial Statements.”

         i.            Vicunha Siderurgia S.A is a holding company set up for the purpose of holding equity interests in other companies and is our main shareholder, holding 50.32% of CSN´s voting shares. Rio Iaco Participações S.A is also a holding company and holds 4.29% of CSN´s voting capital.

        ii.            Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.  We present details of such transactions in Note 20 of our consolidated financial statements.

We mantain relations with other unconsolidated related parties as CBS Previdência, Fundação CSN, Banco Fibra, Ibis Participações e Serviços Ltda, Arverdi Metalfer do Brasil S.A..

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

Labor Contingencies

As of December 31, 2016, we and our subsidiaries were defendants in 7,953 labor claims, for which a provision has been recorded in the amount of R$485 million. Most of the claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, differences in the 40% fine on the severance pay fund (FGTS) deposits resulting from past federal government economic plans, and indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Civil Contingencies

These are mainly claims for indemnities within the civil judicial processes in which we are involved. Such proceedings result, in general, from contractual disputes and collection of values, claims for damages and compensations related to our commercial and industrial activities, real estate disputes and disputes aiming at restoring health insurance. As of December 31, 2016, a provision has been recorded in the amount of R$138 million for civil claims.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violation of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2016, the amount relating to probable losses for civil contingencies relating to environmental issues was R$8 million.

Tax Contingencies

Among our tax contingencies, there are charges for alleged non-payment of income tax and social contribution taxes in Brazil and also other charges, for which a provision of R$182 million has been recorded in 2016.

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

In November 2014, we adhered to the Advance Tax Payment Program established by the Federal Government under Law 13.043/2014, which allowed settlement of active federal debts, including the debts that were covered by the REFIS I and REFIS II programs mentioned above, through an advance payment of 30% of the total amount due in cash and the offset of the remaining amount due with tax losses. The total amount included in the program was R$1.603 million, resulting in an impact to the cash account of R$502 million and a positive result of R$79 million in our income statements. We are currently waiting for a formal notification to be issued by the Federal Revenue to consolidate the Tax Payment Program.

As of December 31, 2015, we started to consolidate CSN Mineração (formerly named “Congonhas Minérios”) as successor of Namisa in our results and financial reports, including its settlement and installment payment programs. In November 2013, Namisa adhered to the Tax Recovery Program for Profits of Foreign Subsidiaries, or REFIS II, established by the Federal Government to settle the Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL), arising from the taxation of profits of foreign subsidiaries.  Namisa did not adhere to the Advance Tax Payment Program. On December 31, 2016, the position of the company’s debt under the REFIS II was R$63.5 million.

For more information, see Note 17 (Taxes Installments) to our consolidated financial statements included in “Item 14.a Financial Statements.”

Antitrust

In October 1999, CADE fined us, claiming that certain practices adopted by us and other Brazilian steel companies up to 1997 allegedly comprised a cartel. We challenged the cartel allegation and the imposition of the fine judicially and, on June 2003, obtained a partially favorable judgment by a federal trial court. CADE appealed the trial court decision and, in June 2010, a federal appellate court in Brasília held a judgment reversing the trial court’s decision and confirming the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not yet recorded any provision in connection with this fine, as the risk of loss is classified as possible.

In September 2011, we received a request from the Economic Law Secretariat of the Ministry of Legal Affairs (Secretaria de Direito Econômico do Ministério da Justiça), or SDE to provide information related to the acquisition of shares of Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, which later evolved to the analysis by CADE of a concentration act. In October 2011, SDE involved the CADE and the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Econômico), or SEAE on the subject and we provided the requested information to these antitrust bodies.

In April and July, 2012, CADE issued certain injunctive orders limiting our ability to, among other things, increase our equity stake in Usiminas or exercise our voting rights with the shares we already own.

On April 10, 2014, CADE issued its decision on the matter, and a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or TCD, was executed by CADE and CSN. Under the terms of CADE’s decision and the TCD, CSN shall reduce its equity stake in Usiminas, within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD. On March 24, 2016, we applied to CADE to partially suspend the TCD so that we are able to exercise certain political rights, namely that of appointing independent directors and members of the fiscal committee. On April 27, 2016 CADE granted our request, and on April 28, 2016, at USIMINAS’Annual General Meeting, we appointed two (2) independent directors and one (1) independent member of the fiscal committee of Usiminas, and their respective alternates. Even though these appointments are currently subject to litigation, there is no judicial order in place overturning or otherwise suspending their effects.

Northeastern Railway System Proceedings

The Federal Audit Court (Tribunal de Contas da União), or TCU, has initiated proceedings questioning the legality of the governmental authorizations for the segregation of the Northeastern Railway System in two sub-railway systems – Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim under this proceeding, the federal government should have done a new bid process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

We are unable to anticipate its outcome. The consequences of an unfavorable decision may include the loss by TLSA of the concession for Northeastern Railway System II, the imposition of additional investments in developing this sub-railway system and the acceleration of loans granted to TLSA, for which we are guarantors. See “Item 5E. Off-Balance Sheet Arrangements—Guarantees of Debt.” In addition, even if we are entitled to any indemnification in connection with a termination of the TLSA concession agreement for our investments in developing Northeastern Railway System II, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after a decision terminating the concession, if at all.

In the course of this proceeding, the TCU has suspended further disbursements by government agencies, including the State Owed Railroad Company - Valec (Valec Engenharia Contruções e Ferrovias) and the Northeast National Development Fund – FDNE (Fundo Nacional de Desenvolvimento do Nordeste), for the development of Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks.

ANTT has initiated proceedings claiming that FTL did not meet certain transportation targets for the Northeastern Railway System I in 2013 and seeking to terminate the TAC we executed with FTL, which had settled all claims of non-compliance by us with the original concession agreement of the Northeastern Railway System until 2012.

These procedures resulted in the resumption of the administrative proceeding which began in 2012 for ANTT to evaluate the occurrence of any relevant breach to the Concession Agreement. The consequences of an unfavorable decision may include the loss by FTL and TLSA of the concession for Northeastern Railway System , in case ANTT finds that the alleged breaches were severe enough and the reinstatement of penalties prior to 2013 and imposition of additional penalties.

Other Legal Proceedings

We are defendants in other proceedings at administrative and judicial levels, in the approximate amount of  R$ 25,845 million as of December 31, 2016 (R$21,541 million as of December 31, 2015), of which R$23,421 million relate to tax contingencies as of December 31, 2016 (R$19,315 million as of December 31, 2015), R$910.8 million to civil contingencies as of December 31, 2016 (R$834 million as of December 31, 2015), R$1,138 million to labor contingencies and social security contingencies as of December 31, 2016 (R$1,033 million as of December 31, 2015), and R$375.3 million to environmental contingencies as of December 31, 2016 (R$359 million as of December 31, 2015). The assessments made by legal counsel define these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded.

Our main tax contingency relates to a R$ 8,415 million tax assessment notice (as of December 31,2016) issued against us for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of the shares of its former subsidiary Namisa (merged in December 31, 2015 by our subsidiary CSN Mineração,) to the Asian Consortium. On May 2013, the São Paulo Regional Judgment Office (lower administrative court) issued a decision favorable to us and cancelled the tax assessment notice. Such decision was partially reviewed by the Administrative Board of Tax Appeals (CARF) and the tax assessment notice was partially reinstated. CSN and the Bureau of Federal Public Attorneys filed administrative appeals against the decision.

The same tax assessment notice informed above resulted in another contingency issued against Namisa, in a total amount of R$2,457 million as of December 31,2016. This tax assessment demands the payment of income tax and social contribution not paid in view of the alleged improper goodwill amortization from 2008 to 2011. On May 2013, the São Paulo Regional Judgment Office (Delegacia Regional de Julgamento), the lower administrative court, issued a decision favorable to Namisa and cancelled the tax assessment notice. Such decision was maintained by CARF. The Bureau of Federal Public Attorneys filed an administrative appeal against this decision.

As a consequence of the above mentioned tax assessment notices, CSN received new tax assessment notices in December 2015 and December 2016, in the total amount of R$ 1,087 million and R$ 1,113 million, respectively, for having allegedly improperly deducted interest expenses agreed in the pre-payment contracts between CSN and Namisa. We filed our defense before the São Paulo Regional Judgement Office (Delegacia Regional de Julgamento) and are waiting for a final administrative decision to be issued.

In 2010, CSN signed a Conduct Adjustment Agreement (TAC) with the State of Rio de Janeiro, with the commitment to carry out new studies and investments to upgrade the environmental control equipment of the Presidente Vargas Power Plant (UPV). This TAC initially estimated an investment in the amount of R$216 million, which was later updated to R$260 million, after obtaining more precise data on the costs of the projects. In 2013, CSN signed an amendment to the TAC regarding certain points, as well as to include new obligations determined by the State Environmental Agency (Instituto Estadual do Ambiente), or INEA resulting in an additional investment of R$165 million, which has already been made. Due to the final deadline of the 2010 TAC, which would end in 2015, CSN, the State of Rio de Janeiro and INEA entered into a new TAC (TAC INEA 03/2016) on April 13, 2016. This TAC determined new investments in the amount of R$178.5 million related to UPV adjustments, payment of environmental fines in the amount of R$16 million and amounts related to the compensatory measure of R$6.1 million that will be allocated to environmental programs in the region of Volta Redonda. Altho result in penalties, such as fines, lawsuits, interruptions at plants and in production or the termination of TAC 03/2016.

In July 2012, the Environmental Public Prosecutor of the State of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential, also in the city of Volta Redonda. The court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Public Prosecutor. We presented a timetable considering the conclusion of all studies related to investigation phases, including the risk assessment and intervention plan, which were concluded in April 30, 2014. We presented the studies resulting from our research to INEA and the Prosecutor Office presented a response for the inconsistency of the studies, which we rejected, and there has been no return from INEA as of the date of this annual report. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages.

On April 8, 2013, INEA fined us in the amount of R$35 million in relation to the aspects involving the Volta Grande IV Residential requesting that we carry out the same actions under discussion in a July 2012 lawsuit. The fine imposed resulted in another legal action (annulment action) distributed on in January 2014 to the 10th Public Treasury Court of the Capital District (RJ), with the purpose of declaring null the fine applied by INEA. In turn, INEA filed another action (Fiscal Execution Action), whose purpose is to execute the amount of the fine imposed. The mentioned Fiscal Execution action was distributed in May 2014 for the 4th Civil Court of the Volta Redonda Active Debt Center (RJ). Currently, the Fiscal Execution Action is suspended until the judgment of the annulment action so that there are no conflicting decisions.

In August 2013, the Federal Environmental Public Prosecutor (Ministério Público Federal) filed a judicial civil proceeding against us with the same claims requested on the lawsuit brought by the Environmental Public Prosecutor of the State of Rio de Janeiro, described above.

In 2015, the Public Federal Ministry filed a Public Civil Action against us to request the regularization of certain emissions at our sintering plants and the interruption of its activities. According to CONAMA Resolution 436/2011, we have until December 2018 to adjust them to the new standards required. Currently, CSN is fulfilling the state regulations.

Concerning other allegedly contaminated areas at Volta Redonda city, the Public Ministry filed three Public Civil Actions aimed at environmental remediation and indemnification of the areas named Marcia I, II, III and IV, Wandir I and II and Reciclam. These demands are in the early stage and CSN is currently conducting environmental studies that will determine the extent of possible environmental damages from soil contamination as well as implementing actions in order to comply with the applicable laws. Once the studies are completed, these will be presented and attached to their respective proceedings.

In 2016, CSN was notified about a judicial proceeding filed against it by the Federal Public Prosecutor and the State Public Prosecutor of Rio de Janeiro, regarding alleged irregular deposit of residues named "Aterro Panco", claiming that we must recovery of degraded areas, repair damages to flora and fauna, repair damages to human health, material and moral damages to the environment. In view of the object of this judicial proceeding and the stage of the procedure, the value related is illiquid.

In 2004, the Federal Prosecutor’s Office (Ministério Público Federal), or MPF, filed a Public Civil Action against us for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by our industrial activity in the area. The court ruled against us, seeking to compensate for the environmental damage caused to the ecosystem. We appealed to the Superior Court of Justice, which upheld our appeal and returned the proceeding to its initial stage in order to carry out expert investigation, declaring the unfavorable decisions againt us null and void.

In 1995, the Municipality of Volta Redonda filed a Public Civil Action for us to comply with the requirements of a Compensatory Environmental Program, or the PAC. We entered into an agreement with the Municipality of Volta Redonda, or TAC/1995. In May 2008, despite reporting our compliance with TAC/1995 in an approximate amount of R$16 million, the Municipality of Volta Redonda disagreed with our declaration and requested the payment of outstanding obligations. After initial discussions, the Municipality of Volta Redonda filed a petition to execute the allegedly unfulfilled items for an amount of R$172 million, which we contested. The lower level court appointed an expert team to determine our outstanding obligations and respective amount involved. A civil investigation is underway to verify (i) the environmental requirements for our project in city of Arcos (a Cement Plant); (ii) the monitoring and mitigation of the environmental impacts of the production activities; (iii) our compliance with the conditions of our environmental permits, including the creation of a museum within the Corumbá ecological station and the creation of a Private Natural Reserve (Reserva Particular de Patrimonio Natural), or RPPN; and (iv) actions for the preservation of the cultural heritage and adoption of compensatory measures. On February 2, 2011, a Conduct Adjustment Agreement (Termo de Ajustamento de Conduta), or TAC, was signed to fulfill the Public Prosecutor Office’s requirements. The Public Prosecutor has questioned our compliance with the agreement, and we expect to enter into a new agreement with the Public Prosecutor’s Office.

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office seeking the recovery of environmental liabilities caused by coal mining in the Southtern Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement has been questioned by the Public Prosecutor, who may request fines, freeze bank accounts, seek agreement execution and/or begin a criminal investigation. We expect to resolve the pending proceeding.

Regarding mining issues, as a result of the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais filed judicial proceedings against several companies in the mining segment, based on the State Dam Inventory disclosed in 2014. These proceedings have the scope to investigate the structures that do not have technical stability guaranteed by an external auditor or which stability was not attested due to a lack of documents or technical data.

On March, 2016, we were notified about the Public Civil Action filed against it by the State of Minas Gerais and the State Environmental Foundation (FEAM) questioning the stability of CSN’s structure referred to as BAIA 4 – a small structure installed inside the industrial area and used for collection of fine of the ore filtration process. Such proceeding was filed based on outdated information before presenting the defense. We clarified the plantiffs to demonstrate the stability of Baia 4´s structure, wherein the plaintiffs decided to drop the lawsuit. On August, 2016, we were notified of a similar Public Civil Action, regarding the structure of Dique do Engenho. We presented documents to the state autorithies proving the stability and security of Dique do Engenho, and we expect that this lawsuit be dismissed in the same manner as the BAIA 4 Public Civil Action.

Independent Investigation

In May 2017, our Audit Committee mandated external forensic and legal advisors to conduct an independent investigation regarding an allegation released in the media of allegedly illicit payments of R$16.5 million by us during the construction of the Long Steel Plant in Volta Redonda [in the 2010 – 2014 period].  We have not been subject to any investigation by any governmental or any other enforcement agencies with regard to the allegation. In November 2017, the investigation was concluded, and the aforementioned allegation was not confirmed, nor was any other misconduct identified.  As a result, we have not recorded any contingencies in this regard.

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

Brazilian companies are also permitted to pay limited amounts of interest on Shareholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments, net of withholding income tax, may be included in the computation of the statutory minimum dividend requirement has been met, subject to shareholder approval.

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

In accordance with Brazilian Corporate Law, shareholders are entitled to receive as a mandatory dividend in each fiscal year, either (i) the portion of the profits as may be stated in our bylaws or, in the event the latter is silent in this regard, (ii) an amount equal to 50% of the net profits as increased or reduced by: (a) amounts allocated to the legal reserve; (b) amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (c) any reversion of contingency reserves constituted in prior years. The payment of dividends may be limited to the amount of net profits realized during the fiscal year, provided that the difference is recorded as a reserve for unrealized profits. Profits recorded in the reserve for unrealized profits, when realized and not absorbed by losses in subsequent years, have to be added to the first dividend declared after their realization. Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted net profits, which amount shall include any interest paid on capital during that year. See “Mandatory Dividends” below.

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

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted profits (the “Mandatory Dividend”) in any particular year, which amount shall include any interest paid on capital during that year. See “Additional Payments on Shareholders’ Equity” below. In addition to the Mandatory Dividend, our Board of Directors may recommend that shareholders receive an additional payment of dividends from other funds legally available. Any payment of interim dividends may be netted against the amount of the Mandatory Dividend for that fiscal year. Under Brazilian Corporate Law, if the Board of Directors determines prior to the Annual Shareholders’ Meeting that payment of the Mandatory Dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the Mandatory Dividend does not need to be paid. That type of determination must be reviewed by the Fiscal Committee, if one exists, and reported, together with the appropriate explanations, to the shareholders and to the Comissão de Valores Mobiliários, or CVM. Mandatory dividends not distributed as described above shall be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be paid as a dividend as soon as our financial condition allows for it.

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

The TJLP is determined by the Central Bank on a quarterly basis. The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP rate for 2016 was 7.5%.

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

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the B3 (per common share) and the ADSs on the NYSE for the periods indicated:

	Common Shares			American Depositary Shares
	US$per Share(1)		Volume	US$per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2011
Year end	12.99	5.52	3,460	13.37	5.62	4,828
2012
Year End	8.28	3.65	4,880	8.36	3.67	6,131
2013
Year End	5.51	2.05	7,118	5.64	2.07	6,225
2014
First quarter	5.46	3.37	6,481	5.59	3.39	6,057
Second quarter	4.11	3.54	5,764	4.17	3.59	3,925
Third quarter	4.88	3.28	5,715	4.88	3.31	5,515
Fourth quarter	3.47	1.58	6,146	3.49	1.55	5,299
Year End	5.46	1.58	6,023	5.59	1.55	5,185
2015
First quarter	2.05	1.49	6,003	2.02	1.45	2,941
Second quarter	2.96	1.66	5,139	2.89	1.65	3,003
Third quarter	1.63	0.78	6,847	1.61	0.77	3,771
Fourth quarter	1.63	0.92	7,273	1.58	0.94	1,521
Year End	2.96	0.78	6,318	2.89	0.77	2,372
2016
First quarter	2.27	0.78	7,251	2.27	0.73	1,774
Second quarter	3.85	1.76	9,602	3.78	1.79	2,662
Third quarter	3.51	2.44	7,943	3.49	2.40	2,039
Fourth quarter	3.93	2.90	6,461	3.91	2.76	2,769
Year End	3.93	0.78	7,833	3.91	0.73	2,311
2017
First quarter	4.13	2.91	4,611	4.11	2.92	2,285
Second quarter	2.98	1.80	7,185	2.99	1.77	2,333
Third quarter	3.59	2.13	8,311	3.54	2.09	2,684
Month ended:
November, 30	2.57	2.24	11,079	2.53	2.22	3,267

(1) U.S. dollar amounts have been translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

As of November 30, 2017, the closing sale price (i) per common share on the B3 was of R$7.36 and (ii) per ADS on the NYSE was of US$2.22. The ADSs are issued under a deposit agreement and JP Morgan Bank serves as depositary under that agreement.

As of December 31, 2016, approximately 323,547 million, or approximately 23.3%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company. In addition, our records indicate that on that date there were approximately 109 record holders (other than our ADR depositary) with addresses in the U.S., holding an aggregate of approximately 44 million common shares, representing 13.7% of our outstanding common shares.

9B. Plan of Distribution

Not applicable.

9C. Regulation of Securities Markets

The principal trading market for our common shares is the B3. Our ADSs trade on the NYSE under the symbol “SID.”

Trading on the B3 and NYSE

CSN shares traded in the market are comprised of ordinary shares without nominal value. Ordinary shares are traded on the Brazilian Stock Exchange, the B3, under the code CSNA3. Our ADSs, each one representing an ordinary share, are traded on the New York Stock Exchange, NYSE, under the code SID.

In 2000, the B3 was reorganized through the execution of a memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities in Brazil are now traded only on the B3. When shareholders trade in common and preferred shares on the B3, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the B3’s clearinghouse.

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2016, the aggregate market capitalization of the B3 was equivalent to R$2.36 trillion (or US$755 billion). In contrast, as of December 2015, the aggregate market capitalization of the NYSE was US$490 billion. The average daily trading volume of the B3 for 2016 was of approximately R$7.4 billion (or US$2.15 billion). Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, since the remaining shares are generally being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire”

As of December 31, 2016, we accounted for approximately 0.6% of the market capitalization of all listed companies on the B3.

The following table reflects the fluctuations in the Ibovespa index during the periods indicated:

Ibovespa Index

	High	Low	Close

2010	72,995	58,192	69,304
2011	71,632	48,668	56,754
2012	68,394	52,481	60,952
2013	63,472	44,816	51,507
2014	62,304	44,904	50,007
2015	58,574	42,749	44,014
2016	64,925	37,497	60,227
2017 (ended November 30)	76,990	59,589	71,971

The IBOVESPA index closed at 71,971 on November 30, 2017. Trading on the B3 by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10D. Exchange Controls.”

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

Trading in securities on the B3 may be suspended at the request of a company in anticipation of a material announcement. The company should also suspend its trading on international stock exchanges where its securities are traded. Trading may also be suspended on the initiative of the B3 or CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquires by CVM or the B3.

The Brazilian Securities Law and the regulations issued by CVM provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, as well as protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Disclosure Requirements

According to Law No 6,385, dated December 7, 1976, a publicly held company must submit to CVM and the B3 certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires companies to file with CVM shareholder agreements, notices of shareholders’ meetings and copies of the related minutes.

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

10B. Memorandum and Articles of Association

Registration and Corporate Purpose

We are registered with the Department of Trade Registration under number 15,910. Our corporate purpose, as set forth in Article 2 of our bylaws, is to manufacture, transform, market, import and export steel products and steel derived by-products, as well as to explore other activities that are directly or indirectly related to our corporate purpose, including: mining, cement and carbochemical business activities, the manufacture and assembly of metallic structures, construction, transportation, navigation and port activities; the generation, management and commercialization of energy in different forms and ways; and the participation in the capital of other national or international company implemented under any corporate form.

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

Description of Capital Stock

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law. For further information, see our bylaws.

Capital Stock

On December 31, 2016, our capital stock was composed of 1,387,524,047 common shares. Our bylaws authorize the Board of Directors to increase the capital stock up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Shareholders’ meetings are called, convened and presided over by the Chairman of our Board of Directors or, in his absence, by whom he appoints. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Folha de São Paulo – Edição Regional, at least 15 days prior to the scheduled meeting date and no fewer than three times. Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

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

The B3 operates a central clearing system. A holder of our common shares may choose, at its discretion, to participate in this system and, in that case, all shares elected to be put into this system will be deposited in the custody of the B3 (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the B3). The fact that those common shares are held in the custody of the B3 will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the B3 and will be treated in the same way as registered shareholders.

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

Prior to Resolution No. 2,689, foreign investors had to leave and reenter the country in order to switch their investments from equity to fixed income. Now foreign investors can freely switch their investments without leaving the local market. Foreign investors registered with the CVM and acting through authorized custody accounts and a legal representative may buy and sell any local financial product traded on the local exchanges and registered on the local clearing systems, including shares on the B3, without obtaining separate Certificates of Registration for each transaction. Pursuant to Resolution No. 2,689, as amended, investors are also generally entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

For a description of the foreign exchange markets in Brazil, see “Item 3A. Selected Financial Data— Exchange Rates.”

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

A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 4,373, of September 2014, of the National Monetary Council (a “4,373 Holder,” formerly referred to as a “2,689 Holder”).

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

Since 1996, Brazilian companies have been permitted to pay limited amounts of interest on shareholders' equity to holders of equity securities and to treat those payments as a deductible expense for purposes of its Brazilian income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian government's Long-Term Interest Rate or TJLP, as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company, and the amount of the deduction may not exceed the greater of (i) 50% of the net income (before taking into account the amounts attributable to shareholders as interest on shareholders' equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the fiscal year in respect of which the payment is made. Payments of interest on shareholders' equity are decided by the shareholders on the basis of the recommendations of our Board of Directors.

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

Taxation of Gains

Capital gains realized by Non-Resident Holders on the disposition of common shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                are exempt, when realized by a Non-Resident Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction;

•                are subject to income tax at a rate of 15% in case of gains realized by (A) a Non-Resident Holder that (i) is not a 4,373 Holder and (ii) is not resident or domiciled in a Tax Haven Jurisdiction; or (B) a Non-Resident Holder that (i) is a 4,373 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction; and

•         are subject to income tax at a rate of 25% in case of gains realized by a Non-Resident Holder that (i) is not a 4,373 Holder and (ii) is resident or domiciled in a Tax Haven Jurisdiction.

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

A withholding income tax of 0.005% will apply and can be offset against any income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Tax Haven Jurisdiction.

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•         are subject to income tax at rates varying from 15% to 22.5%, depending on the total amount of gains within the same fiscal year (see table below) when realized by any Non-Resident Holder that is not resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 4,373 Holder; and

•         are subject to income tax at a rate of 25% when realized by a Non-Resident Holder that is resident or domiciled in a Tax Haven Jurisdiction, whether or not such holder is a 4,373 Holder.

The capital gains rates described above, varying from 15% to 22.5%, shall be determined according to the following table:

Capital Gains Tax rate	Threshold (total gains on the sale of the same rights within a same fiscal year)
15%	Total gains below BRL 5 million
17.5%	Total gains above BRL 5 million, but below BRL 10 million
20%	Total gains above BRL 10 million, but below BRL 30 million
22.5%	Total gains above BRL 30 million

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

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for the ADSs may be subject to Brazilian withholding income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

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

Tax on Financial Transactions

The Tax on Financial Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários), or “IOF,” is imposed on foreign exchange, securities, credit and insurance transactions.

IOF on Foreign Exchange Transactions

Tax on foreign exchange transactions, or “IOF/Exchange,” may be levied on foreign exchange transactions (conversion of foreign currency in reais  and conversion of reais  into foreign currency), affecting either or both the inflow or outflow of investments. Currently, the general IOF/Exchange rate applicable to foreign currency exchange transactions is 0.38%.

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

Capital gain or loss, if any realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a share or ADS that is subject to Brazilian income tax (see “Taxation—Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source income), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may be able to take a deduction for the Brazilian income tax if it does not elect to claim a foreign income tax credit for any foreign taxes paid or accrued during the taxable year.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates, commodities prices could adversely affect the value of financial assets, liabilities, expected future cash flows or earnings. We developed policies aimed at managing the volatility inherent to certain of these natural business exposures. We may use financial instruments, such as derivatives, in order to achieve the main goals established by our Board of Directors to minimize the cost of capital and maximize the returns on financial assets, while observing, as determined by our Board of Directors, parameters of credit and risk. Derivatives are contracts whose value is derived from one or more underlying financial instruments, indicies or prices defined in the contract. Only well-understood, conventional derivative instruments are used for these purposes. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts.

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

Interest Rate Risk

We are exposed to interest rate risk on short- and long-term instruments and as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, in addition to managing the currency and maturity of debt, we manage interest costs through a balance between floating rate debt, which has inherently higher risk, and fixed-rate debt. We can use derivatives to achieve the desired ratio between floating-rate debt and fixed-rate debt. The desired ratio varies according to market conditions.

We are basically exposed to the following floating interest rates:

•         U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade-finance related), to our cash position held offshore in U.S. dollars, which is invested in short-term instruments,

•         TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate, and

•         CDI (benchmark Brazilian real  overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 2016* (amortization)	Notional amount	2017	2018	2019	2020	2021	Thereafter

U.S. dollar LIBOR	5,277	505	735	1,630	1,649	533	225

U.S. dollar fixed rate	8,788	-	-	2,205	3,324	-	3,259

CDI	14,431	880	4,708	3,178	2,361	1,627	1,677

Euro fixed rate	332	83	83	83	83	-	-

TJLP	1,070	62	59	71	65	58	755

Other	31	16	8	2	2	2	1

		Maturities
Exposure as of December 2015* (amortization)	Notional amount	2016	2017	2018	2019	2020	Thereafter

U.S. dollar LIBOR	6,512	449	605	881	1,693	1,976	908

U.S. dollar fixed rate	11,103	287	-	-	2,801	4,110	3,905

CDI	14,496	345	680	4,728	3,078	2,361	3,304

Euro fixed rate	510	102	102	102	102	102	-

TJLP	1,052	40	57	57	66	60	772

Other	141	104	15	11	3	3	5

 *All figures in R$million.

Our cash and cash equivalent were as follows:

	December 31, 2016	December 31, 2015	Exposure
Cash in reais:	1,899	1,488	CDI
Cash in U.S. dollars:	925	2,399	LIBOR

The table below shows the average interest rate and the average life of our debt.

	December 2016		December 2015
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	4.74	2.84	3.00	3.62
U.S. dollar fixed rate	6.76	13.58 (with perpetual bond)	7.15	14.58 (with perpetual bond)
Euro fixed rate	3.88	1.59	3.88	2.09
Real Fixed	8.00	1.06	8.00	0.82
CDI	112.63% of CDI	3.07	112.54% of CDI	4.07
TJLP Spread	1.30	8.98	1.36	9.79

We may conduct U.S. dollar futures operations at the B3 to ensure the forward purchase or sale of U.S. dollars, which are settled by the difference in contracted R$/US$ buy or sell parity against the R$/US$ sell or buy parity, defined by the future U.S. dollar contracts traded in the B3 with daily adjustments and exchange swap agreements. The main purpose of these operations is to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. For the duration of our U.S. dollar and fixed-rate derivatives, see tables below:

December 31, 2016
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
DI future	Real	1,641	-	2

Hedge accounting of export	U.S. Dollar	1,458	-

Hedge accounting net investment	Euro	96	-

CDI-to-fixed rate interest rate swap	Real		-

Fixed rate-to-CDI interest rate swap	Real		-
December 31, 2015
(In million, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days
Dollar future-to-real	U.S. Dollar	1,435	-	30

Hedge accounting of export	U.S. Dollar	1,558	-

Hedge accounting net investment	Euro	120	-

CDI-to-fixed rate interest rate swap	Real	150	-	61

Fixed rate-to-CDI interest rate swap	Real	345	-	61

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

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in U.S. dollars on our balance sheet.

	December 31, 2016	December 31, 2015
U.S. dollar Liabilities
Loans and financing	4,373	4,570
Trade accounts payable	97	20
Intercompany loans	0	0
Others	18	25
Total Liabilities	4,488	4,615

U.S. dollar Assets
Offshore cash and cash equivalents	914	1,625
Guarantee margin	-	-
Trade accounts receivable	373	170
Advances to suppliers	-	-
Intercompany loans	0	0
Other	4	0
Total Assets	1,290	1,795

Total U.S. dollar Exposure	(3,198)	(2,820)

Derivative notional	0	1,435
Cash Flow – Hedge Accounting	1,458	1,558
Total U.S. dollar Net Exposure	(1,740)
Perpetual Bonds	1,000
Total U.S. dollar Net Exposure, excluding perpetual bonds.	(740)	173

•         Our exposure to the Euro is due to the following contract categories:

•         Euro-denominated debt;

•         offshore cash;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in Euros on our balance sheet

	December 31, 2016	December 31, 2015
Euro Liabilities
Loans and financing	98	122
Trade accounts payable	2	5
Others	9	92
Total Liabilities	109	219

Euro Assets
Offshore cash and cash equivalents	6	5
Trade accounts receivable	3	7
Intercompany loans	-	-
Advances to suppliers	-	-
Other	13	21
Total Assets	23	33

Total Euro Exposure	(86)	(186)

Derivative notional	0	0
Investment – Hedge Accounting	96	120
Perpetual bonds	-	-
Total Euro Net Exposure , excluding perpetual bonds	10	(66)

Offshore investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those investments are accounted as U.S. dollar investments. The result is that they work as assets indexed to the U.S. dollar from an earnings perspective.

Commodity Price Risk

Fluctuations in the price of steel, iron ore and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. Currently, we are not hedging our exposure to commodity prices.

Sensitivity analysis

The economic environment in which we operate determines the main factors taken into consideration to establish risk scenarios. In the Brazilian economic environment, exchange rate variation is the most notable market risk.

The real exchange rate is significantly volatile. Between 2005 and 2016, the exchange rate had an annual volatility around 15.4%.

Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

We considered scenarios (1 and 2) are 25% and 50% to the underlying asset appreciation, using as a benchmark the closing exchange rate as of December 31, 2016.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2016
Currency	Exchange rate	Problable scenario	Scenario 1	Scenario 2
Dollar to real	3.2591	3.1412	4.0739	4.8887
Euro to real	3.4384	3.7230	4.2980	5.1576
Dollar to euro	1.0541	1.1867	1.3176	1.5812

				December 31, 2016
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.63%	17.04%	20.45%
TJLP	7.5%	9.38%	11.25%
LIBOR	1.32%	1.65%	1.98%

The effects on income statement, considering the scenarios 1 and 2 are shown below:

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,457,667	Dollar	3,644	1,187,670	2,375,340

Exchange position functional currency BRL	(3,198,191)	Dollar	(7,995)	(2,605,806)	(5,211,612)
(not including exchange derivatives above)

Consolidated exchange position	(1,740,524)	Dollar	(4,351)	(1,418,136)	(2,836,272)
(including exchange derivatives above)

Hedge accounting net investment	96,000	Euro	42,768	82,520	165,040

Exchange position functional currency BRL	(86,060)	Euro	(38,340)	(73,975)	(147,950)
(not including exchange derivatives above)

Consolidated exchange position	9,940	Euro	4,428	8,545	17,090
(including exchange derivatives above)

Dollar-to-euro swap	10,250	Dollar	(1,574)	(4,389)	(8,847)

(*) The probable scenarios were calculated considering the following variations to the specified risks: Real x Dollar – depreciation of Real in 0.08% / Real x Euro – apreciation of Real in 12.96% / Dollar x Euro – apreciation of dollar in 12.41%. Source: prices Central Bank of Brazil and Central Bank of Europe in November 30, 2017.

Sensitivity analysis of interest rate swaps

We considered scenarios (1 and 2) are 25% and 50% on interest rate (CDI) appreciation on December 31, 2016.

In thousands of R$

					12/31/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future DI	1,641,378	CDI	(121)	55,930	111,860

Sensitivity analysis of changes in interest rate

We considered the scenarios 1 and 2 to 25% and 50 % growth to volatility of interest on December 31, 2016.

In thousands of R$

					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,070,088)	(3,349)	(20,064)	(40,128)
Libor	1.32		(5,277,569)	(44,586)	(17,385)	(34,770)
CDI	13.63	1,390,707	(14,442,567)	(229,164)	(444,742)	(889,484)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2016 recorded in our assets and liabilities

Share market price risk

We are exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale.

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2016, such reimbursements totaled US$1 billion.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2016 the Company did not maintain effective disclosure controls and procedures because of the material weakness identified related to our monitoring process and management review controls.

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

The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO, Audit Committee and effected by our board of directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment we concluded that our internal control over financial reporting was not effective as of December 31, 2016.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

The material weakness in internal control over financial reporting that our management identified as of December 31, 2016 relates to our monitoring process and management review controls that were not adequately designed and/or implemented on complex, non-routine or infrequent transactions, including the following areas and/or transactions: (i) recoverability of investments in joint-controlled entities; (ii) realization of deferred tax assets; (iii) business combination and income tax related impacts; (iv) revenue recognition from newly implemented revenue streams; (v) goodwill impairment; and (vi) monitoring of non-financial obligations from loan agreements.

This material weakness resulted in errors that were corrected prior to the issuance of our financial statements as of and for the year ended December 31, 2016; and if not remediated, creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis on future periods.

Remediation plan for the material weakness:

Within this context, management is working on plans to remediate the material weakness, that include the following procedures: (i) the definition and implementation of detailed steps that must be performed by key accounting personnel in their review of complex, non-routine or infrequent transactions to determine that the objective of the review has been achieved, including enhancements of our internal controls related to the preparation of accounting position papers documenting our analysis and conclusions; (ii) the definition of detailed steps that must be performed by key financial planning personnel in their review of valuation techniques and assumptions considered in fair value measurements and cash flow projections that support the maintenance of long-lived assets outstanding in the balance sheet; and (iii) strengthen documentation on internal communications, add further layers of technical discussions and steps of review to challenge decisions made on the maintenance, recognition, derecognition or impairment of long-lived assets and on other complex, non-routine or infrequent transactions, in order to ensure they consider the entire authoritative accounting guidance and are deeply stressed, including the engagement of external experts, where appropriate.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes, our independent registered public accounting firm, have concluded that as of December 31, 2016 the Company did not maintain effective disclosure controls and procedures because of the material weakness identified related to monitoring process and management review controls. For the report of Deloitte Touche Tohmatsu Auditores Independentes dated December 22, 2017 see “Item 18. Financial Statements”.

Changes in internal control over financial reporting

Other than the changes resulting from the material weakness discussed above, there have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Audit Committee may be assisted by a consultant, to render financial and consulting services, among others, to the members of our Audit Committee.

16B. Code of Ethics

We adopted a Code of Ethics in 1998, reinforcing our ethical standards and values that apply to all of our employees, including executive officers and directors.

The Code of Ethics was updated during 2015 and in February 2016 copies were distributed to each employee of the organization, to our Board of Directors and our Audit Committee members, who have signed a Commitment Letter, which reinforces the dedication to the established values.

In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes continuous training for our employees and employees of our third parties, and also monitoring of compliance with laws, regulations, policies and internal standards.

In 2016, we obtained the pro-ethics quality seal, issued by the Brazilian Federal Government (Ministry of Transparency, Supervision and Controls). The seal is the result of an annual evaluation of the integrity program and reflects the efforts of the public and private sectors to promote an environment of integrity, ethics and transparency.

There was no amendment to or waiver from any provision of our Code of Ethics in 2016. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website www.csn.com.brwww.csn.com.br .

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2016 and 2015, Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor.

The following table describes the services rendered and the related fees.

	Year Ended December 31,
	2016	2015
	(In thousands of R$)
Audit fees	8,719	5,063
Audit – related fees		871
Tax fees		115
Total	8,719	6,049

Audit fees

Audit fees in 2016 and 2015 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2016, there were no audit-related fees. In 2015, these fees referred mainly to appraisal reports issued to attend the merger in the mining segment.

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2016, there were no fees for tax services provided by our independent auditors. Fees billed in 2015 for professional services rendered by our independent auditors are for tax compliance services and a review of tax electronic files for tax return purposes.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Throughout the year of 2014 and 2015 in accordance with the limits and provisions of CVM Instruction No. 10/80, our Board of Directors approved various share buyback programs with the purpose of hold in treasury for subsequent disposal or cancellation. In 2016, we maintained 30,391,000 shares in Treasury.

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

16F. Change in Registrant’s Certifying Accountant

Deloitte Touche Tohmatsu Auditores Independentes or Deloitte was appointed to act as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2016 and 2015 until the filing of this Form 20-F with the SEC. Pursuant to CVM instruction 308/99, Brazilian public companies are required to rotate their independent public accounting firm every five years. Due to the limitations set forth in these regulations, we did not seek to renew Deloitte’s contract when it was expired and Deloitte Touche Tohmatsu Auditores Independentes could not attempt to stand for reelection for CVM purposes. On December 7, 2017, our Board of Directors approved the appointment of Grant Thornton Auditores Independentes to act as our independent public accounting firm for the audit of the financial statements for the year ending December 31, 2017, beginning with a review of our interim financial information for the first quarter of 2017.

Deloitte’s audit report dated December 22, 2017, on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2015, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Deloitte’s audit report dated December 22, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016, expressed an adverse opinion related to the following material weakness: the Company did not maintain effective internal controls over monitoring process and management review controls on complex, non-routine or infrequent transactions. Deloitte’s report dated May 11, 2016, on the effectiveness of our internal control over financial reporting as of December 31, 2015, expressed an adverse opinion related to the following material weakness: the Company did not maintain effective internal controls over complex and unusual transactions.

During the two fiscal years preceding the rotation of Deloitte, there were no disagreements with Deloitte, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years. During the two fiscal years preceding the rotation of Deloitte, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of this Item 16F and have requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit [16.2] to this Form 20-F.

We did not consult Grant Thornton Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20 F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20 F).

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. We have established an Audit Committee, which is equivalent to a U.S. audit committee, and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. They also report on our auditing policies and our annual audit plan prepared by our internal auditing team. Our Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls, and is comprised of up to three independent directors elected by our Board of Directors for a two-years term of office. The current members of our Audit Committee are Fernando Perrone, Yoshiaki Nakano and Antonio Bernardo Vieira Maia. All members of our Audit Committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our Audit Committee have been determined by our Board of Directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Consolidated financial statements:
Balance sheets as of December 31, 2016 and 2015 (Restated)	FS- 1
Statements of income for the years ended December 31, 2016, 2015 (Restated) and 2014	FS- 3
Statements of comprehensive income the years ended December 31, 2016, 2015 (Restated) and 2014	FS- 4
Statements of cash flow for the years ended December 31, 2016, 2015 (Restated) and 2014	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2016, 2015 (Restated) and 2014	FS- 6
Notes to consolidated financial statement	FS- 7

The following consolidated financial statements of MRS Logística S.A. together with the report of PricewaterhouseCoopers Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2016 and 2015	FS- 1
Statements of income for the years ended December 31, 2016, 2015 and 2014	FS- 3
Statements of comprehensive income the years ended December 31, 2016, 2015 and 2014	FS- 4
Statements of changes in shareholders’ equity for the years ended December 31, 2016, 2015 and 2014	FS- 5
Statements of cash flow for the years ended December 31, 2016, 2015 and 2014	FS- 7
Notes to consolidated financial statement	FS- 9

The following consolidated financial statements of Nacional Minérios S.A. together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of November 30, 2015 and December 31, 2014	FS- 1
Statements of income for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 2
Statements of comprehensive income for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 3
Statements of changes in shareholders’ equity for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 4
Statements of cash flow for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 5
Notes to consolidated financial statement	FS- 6

Item 19. Exhibits

Exhibit	Description
Number
1.1	Bylaws of CSN. (incorporated by reference from the Registration Statement on Form F-6K (001-14732) filed with the SEC on November 27, 2017).
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
2.3

Form of Amendment No. 2 to Deposit Agreement, including the form of American Depositary Receipt (incorporate by reference from the Registration Statement on Form F-6POS filed with the SEC on January 5, 2011

4.1

Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, CSN Mineração and Nacional Minérios S.A. (incorporated by reference from Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015).

8.1+	List of Subsidiaries
12.1+	Section 302 Certification of Chief Executive Officer.
12.2+	Section 302 Certification of Chief Financial Officer.
13.1+	Section 906 Certification of Chief Executive Officer.
13.2+	Section 906 Certification of Chief Financial Officer.
15.2	Consent of Snowden do Brasil Consultoria Ltda (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015)

16.2	Cessation Letter from from Deloitte Touche Tohmatsu Auditores Independentes to the Securities and Exchange Commission

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

December 22, 2017	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional
São Paulo – SP, Brazil

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company did not maintain effective internal control over the monitoring process and management review controls on complex, non-routine or infrequent transactions. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016 of the Company, and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management´s statements regarding its disclosures about corrective actions planned by the Company after the date of Management´s assessment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated December 22, 2017 expressed an unqualified opinion on those consolidated financial statements which included explanatory paragraphs related to (i) the restatement of the consolidated financial statements as of and for the year ended December 31, 2015; and (ii) the ability to continue as a going concern of the joint-controlled entity Transnordestina Logística S.A.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

December 22, 2017

FS-R1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

Sao Paulo, Brazil

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica Nacional and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board – PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

As discussed in note 2.a.b) to the consolidated financial statements, the accompanying consolidated financial statements for the year ended December 31, 2015 have been restated to:  (a) change in the previous business combination accounting, because management has revised the fair value measurement in connection with an acquisition occurred during 2015, conducted by the subsidiary Congonhas Minérios S.A.; and (b) record an allowance over deferred income tax assets, as a consequence of a revised analysis performed by management on the recoverability of such deferred income tax assets. Our opinion is not modified with respect to this matter.

As discussed in note 10.d) to the consolidated financial statements, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms on the concession agreement are still under discussion with the relevant governmental agencies.  The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties.  Those events or conditions, along with other matters described on such note, indicate that a material uncertainty exists, which raises substantial doubt on TLSA's ability to continue as a going concern. TLSA’s Management's plans in regard to these matters are also described in Note 10.d. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board – PCAOB (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO, and our report, dated December 22, 2017 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

December 22, 2017

FS-R2

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian Reais

Assets	Note	2016	2015 (*) Restated
CURRENT ASSETS
Cash and cash equivalents	5	4,871,162	7,861,052
Financial Investments	6	760,391	763,599
Trade receivables	7	1,997,216	1,578,277
Inventories	8	3,964,136	4,941,314
Other current assets	9	852,013	1,286,449
Total current assets		12,444,918	16,430,691

NON-CURRENT ASSETS
Deferred income taxes	14.b	70,151	78,066
Other non-current assets	9	1,675,820	1,583,921
		1,745,971	1,661,987

Investments in associates and joint controlled entities	10.b	4,568,451	3,998,239
Property, plant and equipment	11	18,135,879	17,826,226
Intangible assets	12	7,258,404	7,422,266
Total non-current assets		31,708,705	30,908,718

TOTAL ASSETS		44,153,623	47,339,409

(*) The adjustments did not impact the balances of 01/01/2015 and therefore the third column of the balance sheet is not being presented.

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet
Thousands of Brazilian Reais

Liabilities and shareholders’ equity	Note	2016	2015 (*) Restated

CURRENT LIABILITIES
Payroll and related taxes		253,837	256,840
Trade payables		1,763,206	1,293,008
Taxes payable		231,861	457,391
Borrowings and financing	13	2,117,448	1,874,681
Other payables	15	1,021,724	1,073,017
Provisions for tax, social security, labor and civil risks	16	108,607	127,262
Total current liabilities		5,496,683	5,082,199

NON-CURRENT LIABILITIES
Borrowings and financing	13	28,323,570	32,407,834
Other payables	15	131,137	131,284
Deferred income taxes	16.b	1,046,897	1,072,033
Provisions for tax, social security, labor and civil risks	17	704,485	711,472
Pension and healthcare plan	28.c	719,266	514,368
Provision for environmental liabilities and decommissioning of assets	19	347,064	328,931
Total non-current liabilities		31,272,419	35,165,922

Shareholders’ Equity	21
Issued capital		4,540,000	4,540,000
Capital reserves		30	30
Earnings reserves		238,976	238,976
Treasury Shares		(238,976)	(238,976)
Accumulated Profit / (Loss)		(1,301,961)	(367,214)
Other comprehensive income		2,956,459	1,790,693
Total equity attributable to owners of the Company		6,194,528	5,963,509

Non-controlling interests		1,189,993	1,127,779

Total equity		7,384,521	7,091,288

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		44,153,623	47,339,409

(*) The adjustments did not impact the balances of 01/01/2015 and therefore the third column of the balance sheet is not being presented.
The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income
Thousands of Brazilian Reais, except for the earnings (loss) per common share

	Note	2016	2015 Restated	2014
Net Revenue from sales and/or services	23	17,148,949	15,261,697	16,126,232
Cost of sales and/or services	24	(12,640,042)	(11,740,101)	(11,592,382)

Gross profit		4,508,907	3,521,596	4,533,850

Operating income (expenses)		(2,563,431)	1,528,907	(1,715,837)
Selling expenses	24	(1,696,896)	(1,430,189)	(1,041,975)
General and administrative expenses	24	(518,232)	(470,332)	(438,383)
Other operating income	25	663,509	3,610,347	90,488
Other operating expenses	25	(1,076,730)	(1,341,191)	(657,127)
Equity in results of affiliated companies	10	64,918	1,160,272	331,160

Profit before financial income (expenses) and taxes		1,945,476	5,050,503	2,818,013
Financial income	26	643,590	487,720	171,552
Financial expenses	26	(3,166,017)	(3,852,882)	(3,252,985)

Profit (Loss) before income taxes		(576,951)	1,685,341	(263,420)

Income tax and social contribution	16.a	(266,546)	(2,903,216)	151,153

Profit (Loss) from continued operations		(843,497)	(1,217,875)	(123,873)
Profit (Loss) from discontinued operations		(9,561)	1,911	11,606
Net income (loss) for the year		(853,058)	(1,215,964)	(112,267)

Profit (Loss) for the year attributed to:
Controlling interests		(934,747)	(1,214,122)	(105,218)
Non-controlling interests		81,689	(1,842)	(7,049)

Earnings (loss) per common share - (reais/share)
Basic	21.g	(0.62857)	(0.89597)	(0.07941)
Diluted	21.g	(0.62857)	(0.89597)	(0.07941)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income
Thousands of Brazilian Reais

	Note	2016	2015 Restated	2014
Consolidated profit (loss) for the year		(853,058)	(1,215,964)	(112,267)
Other comprehensive income		1,065,766	(1,190,803)	(691,832)
Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit plan from investments in subsidiaries		87	230	2,221
Actuarial (losses) gains on defined benefit pension plan		(219,417)	92,221	(95,175)
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan		(2,619)	(64,756)	32,360
		(221,949)	27,695	(60,594)
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		(486,890)	513,685	28,227
Change in fair value of available-for-sale assets financial assets		711,942	(969,701)	(971,808)
Income tax and social contribution on available-for-sale financial assets			174,128	330,415
Impairment of available-for-sale assets	14		555,298	205,000
Income tax and social contribution on impairment of available-for-sale assets	14		(33,269)	(69,700)
(Loss) gain on percentage change in investments		1,299	1,980	(73,754)
(Loss) gain on cash flow hedge accounting	14	1,005,968	(1,410,896)	(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	14		(41,014)	41,015
Cash Flow hedge reclassified to income statement	14.b	77,444	11,439
(Loss) gain on hedge of net investments in subsidiaries	14.b	77,952	(20,148)
		1,387,715	(1,218,498)	(631,238)

Comprehensive income (loss) for the year		312,708	(2,406,767)	(804,099)
Attributable to:
Attributed to owners of the Company		231,019	(2,404,925)	(797,050)
Attributed to non-controlling interests		81,689	(1,842)	(7,049)

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows
Thousands of Brazilian Reais

	Note	2016	2015 Restated	2014

Profit (Loss) for the year		(853,058)	(1,215,964)	(112,267)
Adjustments to reconcile net income (loss) to net cash provided by operations
Accrued charges on borrowings and financing		2,944,558	2,889,163	2,782,681
Charges on loans and financing granted		(58,731)	(65,084)	(41,373)
Depreciation/ depletion / amortization	11.a	1,322,497	1,176,840	1,281,485
Equity in results of affiliated companies	10	(64,918)	(1,160,348)	(331,160)
Deferred income tax and social contribution		60,368	2,767,545	(679,323)
Provision for tax, social security, labor and civil risks		(25,642)	85,965	5,302
Monetary variations and exchange differences		(1,038,018)	3,389,448	1,185,761
Provision of swaps/forwards transactions		(5,467)	4,086	4,869
Impairment of available-for-sale assets	14		555,298	205,000
Proceeds from disposal of assets	25	88,339	6,466	15,232
Gain on repurchase of debt securities		(146,214)	(166,642)
Provision for actuarial liabilities		(18,803)	1,193	7,350
Gain on business combination		(66,496)	(3,297,499)
Gain on disposal of available for sale assets		(252,023)
Provision for environmental liabilities and decommissioning of assets		18,133
Impairment of Transnordestina		387,989
Other provisions		(993)	101,855	44,825
		2,291,521	5,072,322	4,368,382
Changes in assets and liabilities
Trade receivables - third parties		(388,469)	208,488	88,736
Trade receivables - related parties		(3,956)	217,439	(143,218)
Inventories		947,834	(726,800)	(917,193)
Receivables from related parties		34,082	3,545,142	263,569
Recoverable taxes		275,018	(537,669)	(27,944)
Judicial deposits		38,910	(35,415)	203,065
Trade payables		482,009	301,118	219,353
Payroll and related taxes		(5,691)	188,734	9,777
Taxes in installments - REFIS		(253,374)	(176,737)	(567,000)
Payables to related parties		(9,726)	(69,412)	2,080
Interest paid		(3,050,036)	(2,964,826)	(2,744,954)
Interest received		19,636	8,402	13,609
Interest on swaps paid		(3,999)		(1,279)
Other		(97,841)	38,377	56,726
Increase (Decrease) in assets and liabilities		(2,015,603)	(3,159)	(3,544,673)
Net cash generated by operating activities		275,918	5,069,163	823,709

Investments / acquisition of shares		(190,435)	(2,727,036)	(8,376)
Purchase of property, plant and equipment	11	(1,628,694)	(1,616,173)	(1,848,496)
Capital reduction on joint venture			466,758
Payment in derivative transactions		(722,443)	903,153	76,607
Purchase of intangible assets	12	(3,119)	(1,462)	(727)
Cash and cash equivalents in Namisa consolidation			456,364
Loans - related-party				127,366
Loans granted to related parties		(96,461)	(61,217)
Short-term investment, net of redeemed amount		3,208	(728,725)	(4,117)
Receipt loans – related party			443,345
Cash and Cash equivalents from discontinued operations		331,835
Cash and Cash equivalents on acquisition of control		941
Net cash used in investing activities		(2,305,168)	(2,864,993)	(1,657,743)
Borrowings and financing raised	13	22,597	411,793	1,908,229
Cost of borrowing		(26,844)	(38,302)	(9,623)
Payment of borrowings		(398,699)	(2,380,968)	(1,241,461)
Payment of borrowings - related parties			(52,839)	(46,585)
Payment of dividends and interests on shareholder’s equity		(53)	(549,835)	(424,939)
Treasury shares			(9,390)	(909,204)
Forfaiting funding / drawee risk		78,240	924,706	641,430
Forfaiting amortization / drawee risk		(407,155)	(1,146,306)	(276,754)
Buyback of debt securities		(151,098)	(249,627)	(172,432)
Net cash used in financing activities		(883,012)	(3,090,768)	(531,339)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries	(77,628)	61,629	55,722

Increase (Decrease) in cash and cash equivalents	(2,989,890)	(824,969)	(1,309,651)
Cash and cash equivalents at the beginning of the year	7,861,052	8,686,021	9,995,672
Cash and cash equivalents at the end of the year	4,871,162	7,861,052	8,686,021

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2013	4,540,000	30	2,839,568	0	716,972	8,096,570	(27,511)	8,069,059
Capital transactions with shareholders			(1,609,204)			(1,609,204)		(1,609,204)
Treasury shares acquired			(909,204)			(909,204)		(909,204)
Declared dividends (R$495.16 per thousand shares)			(700,000)			(700,000)		(700,000)
Total comprehensive income				(99,066)	(691,832)	(790,898)	(7,049)	(797,947)
Profit for the year				(105,218)		(105,218)	(7,049)	(112,267)
Other comprehensive income				6,152	(691,832)	(685,680)		(685,680)
Cumulative translation adjustments for the period					28,227	28,227		28,227
Actuarial gain(loss) on defined benefit pension plan					(54,442)	(54,442)		(54,442)
Actuarial gain recycled to retained earnings				6,152	(6,152)
Loss on available-for-sale assets, net of taxes					(506,093)	(506,093)		(506,093)
Gain on percentage change in investments					(73,754)	(73,754)		(73,754)
Losses on hedge accounting, net of taxes					(79,618)	(79,618)		(79,618)
Internal changes in shareholders' equity			(99,066)	99,066
Reversal of statutory working capital reserve			(99,066)	99,066
Non-controlling interests in subsidiaries							73,067	73,067
Balances at December 31, 2014	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
Capital transactions with shareholders			(284,390)			(284,390)		(284,390)
Treasury shares acquired			(9,390)			(9,390)		(9,390)
Declared dividends (R$202.63 per thousand shares)			(275,000)			(275,000)		(275,000)
Total comprehensive income				(1,214,122)	1,765,553	551,431	(1,842)	549,589
Profit (loss) for the year (Restated)				(1,214,122)		(1,214,122)	(1,842)	(1,215,964)
Other comprehensive income					1,765,553	1,765,553		1,765,553
Cumulative translation adjustments for the period					513,685	513,685		513,685
Actuarial gain (loss) on defined benefit pension plan, net of taxes					27,695	27,695		27,695
Gain (Loss) on available-for-sale assets, net of taxes					(273,544)	(273,544)		(273,544)
(Loss)/Gain on percentage change in investments					1,980	1,980		1,980
Gain/(loss) on hedge accounting, net of taxes					(1,440,471)	(1,440,471)		(1,440,471)
Gain/(loss) on net investment hedge					(20,148)	(20,148)		(20,148)
Gain/(loss) on business combination					2,956,356	2,956,356		2,956,356
Internal changes in shareholders' equity			(846,908)	846,908			1,091,114	1,091,114
Earnings reserve			(846,908)	846,908
Non-controlling interests in subsidiaries							1,091,114	1,091,114
Balances at December 31, 2015 (Restated)	4,540,000	30		(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
Capital transactions with shareholders
Total comprehensive income				(934,747)	1,165,766	231,019	81,689	312,708
Profit (loss) for the year				(934,747)		(934,747)	81,689	(853,058)
Other comprehensive income					1,165,766	1,165,766		1,165,766
Cumulative translation adjustments for the period					(486,890)	(486,890)		(486,890)
Actuarial gain(loss) on defined benefit pension plan					(221,949)	(221,949)		(221,949)
Gain on available-for-sale assets, net of taxes					711,942	711,942		711,942
Gain on percentage change in investments					1,299	1,299		1,299
Gain(loss) on hedge accounting, net of taxes					1,083,412	1,083,412		1,083,412
Gain(loss) on net investment hedge, net of taxes					77,952	77,952		77,952
Internal changes in shareholders' equity							(19,475)	(19,475)
Non-controlling interests in subsidiaries							(19,475)	(19,475)
Balances at December 31, 2016	4,540,000	30		(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located at Av. Brigadeiro Faria Lima, 3.400, 19th and 20th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE), under the code SID. Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

On November 30, 2015 the Company has transferred to its subsidiary CSN Mineração S.A. (previous Congonhas Minérios S.A.) the mining assets, the logistical infrastructure, including the mine Casa de Pedra, the right to operate the terminal TECAR S.A and equity interest in MRS Logística S.A. ("MRS"). On the same date, the business combination of Nacional Minérios S.A (“Namisa”), result in participation of Asian Consortion of 12.48% stake in CSN Mineração S. A.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas steelworks(UPV)in Volta Redonda (RJ), is installed the new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where the company already operates a clinker kiln using its limestone of a company-owned mine and two cement mills. With this project, the cement production capacity in the Southeast will reach 4.4 million tons per year. At a later stage the Company evaluates the deployment of an advanced milling unit, adding another 1 million tons.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S. A., which explores the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”), Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), concessionaires of  the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links sections of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the sections rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração S.A., the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo. The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 27 - “Segment Information” details the financial information per each of CSN´s business segment.

Going Concern

On December 31, 2016, the Company has borrowings amounting to R$30.5 billion, of which R$28.3 billion have maturities in the long term, as mentioned in note 13 to the financial statements. During 2017, the Company amortized principal and interest in the amount of approximately R$4.0 billion. During 2018 the borrowings are expected to be repaid and, including interest to be incurred next year, amount to approximately R$7.7billion.

The financial leverage may adversely affect the businesses, financial conditions and operating results. Which can entail the following considerations:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure (i) to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

•         Increase in the economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

The Company’s ability to continue operating depends on the achievement of operating targets defined by Management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, which showed an evolution in 2016 when compared to the previous year, Management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. Management remains committed to the plan to extend debt payment term, mainly those of short term, estimating the renegotiation of borrowings at R$ 1.5 billion.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets; however, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

Based on Management’s cash flow projections that covered the period until December 2018 as of the date of these financial statements, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, Management believes that the Company has appropriate resources to continue as a going concern in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2016 have been prepared on the assumption that the Company will continue as a going concern.

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

The consolidated financial statements were approved by the Board of Directors on December 22, 2017.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

(*) They are Dormant Companies, therefore they do not appear in the note 10.a, where is disclosed business information under the equity method and classified as available for sale.

•  Events in 2016:

(1) Company terminated;

(2) New corporate name of Mineração Nacional;

(3) Company sold to Can-Pack, as note 4;

(4) New corporate name of Congonhas Minérios S.A.;

(5) Control acquisition, as note 3.2;

(6) Company was incorporated by indirect subsidiary CSN Mining GmbH;

(7) New corporate name of Namisa Handel GmbH;

(8) New corporate name of Namisa Asia Limited;

(9) Company constituted;

•           Exclusive funds

	Equity Interests (%)
Exclusive funds	12/31/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 – Private Credit balanced mutual fund	100.00	100.00	Investment fund
Diplic - Private credit balanced mutual fund (1)		100.00	Investment fund
BB Steel – Private Credit balanced mutual fund (1)		100.00	Investment fund

   (1) Multimarket investment fund fully redeemed.

In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

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

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity.

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

ii.      Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2016 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2016, US$1 is equal to R$3.2591 (R$3.9048 at December 31, 2015) and €1 is equal to R$3.4384 (R$4.2504 at December 31, 2015), according to the rates obtained from Central Bank of Brazil website.

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

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded into other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 6.

2.e) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of their legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses.

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

2.i) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 11. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of than where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.j) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis method based on the estimated periods of exploration or recovery

Mineral rights acquired are classified in line item “other assets” in intangible assets.

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

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs of CGUs that are expected to benefit from the business combination in which the goodwill arose, and recalling that unit is not greater than the operating segment.

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

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  The present value of economic benefits is calculated taking into account the funding requirements applicable to the Company’s plans. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

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

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. When benefits became vesting rights, all actuarial gains or losses are immediately recognized in profit or loss.

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

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.n) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary Sepetiba Tecon and the port terminal TECAR for exporting ore and importing coal, which is managed by the subsidiary CSN Mineração.

The Company´s concession contracts are not within the scope of the international interpretative standard IFRIC 12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers.

In essence, all concession contracts has operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts. Payments made under operating leases are recognized in the income statement on a straight line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement.

The residual carrying amounts of these assets on December 31, 2016 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)		Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	239	million	Fixed assets
			intangible: Software
Tecar	1,514	million	Fixed assets
			intangible: Software
Ferrovia Transnordestina Logística S.A. (FTL)	280	million	Fixed assets

Transnordestina Logística S.A. (TLSA)	7,413	million (1)	Investment
MRS Logística S.A. (MRS)	3,576	million (2)	Investment

(1)    The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2016 was R$1,491,358.

(2)    The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the de equity method and our investment balance consolidated in MRS as of December 31, 2016 was R$ 1,711,558.

2.o) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

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

2.q) Financial income and financial expenses

Financial income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Financial expenses comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

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

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely.

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

CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 14 – Financial Instruments.

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

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other operational income(expenses), if applicable.

The amounts accumulated in equity are reclassified to the income statement in the periods when the forecast exports affect profit or loss.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in  equity at the time remain recognized in  equity  and, from that moment, the exchange variations are recorded in the financial income (expenses). When the forecast transaction is completed, the gain or loss is reclassified to profit or loss. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operating income (expenses)”.

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 14 – Financial instruments.

•         Net investment hedge

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

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in finance income (costs), when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as a Other operating income/(expenses) (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 14 – Financial Instruments.

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

2.y) Noncurrent assets held for sale and discontinued operations

Noncurrent assets and groups of assets are classified as held for sale if their carrying amount is recovered mainly through a sale transaction and not through continued use.

The criteria for classification of items held for sale are considered to be met only when the sale is highly probable and the asset or group of assets is available for immediate sale.

Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Classification as a discontinued operation occurs through disposal, or when the transaction meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business which comprises operations and cash flows that may be clearly distinct from the rest of the Group and represent a separate business line or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the total income after income tax of these operations, less any impairment loss.

2.z) New standards and interpretations issued and not yet adopted

The following standards and interpretations have been issued, but have not yet effective and were not early adopted by the Group for the year ended December 31, 2016:

Standard	Main items introduced by the standard	Effective date
IFRS 9 – Financial Instruments

IFRS 9 retains but simplifies the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity business model and the characteristics of the financial asset’s contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities. The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entities credit risk is recognized in “other comprehensive income” and not in profit or loss for the period.

The standard introduces an expected credit loss model for the measurement of the impairment of financial assets. However, it is no longer necessary for a credit event to have occurred before a credit loss is recognized. Finally, IFRS 9 introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

The requirements for derecognition of financial assets and liabilities under IFRS 9 are carried forward from IAS 39.

We are currently evaluating whether we will engage a third party specialist to assist us in the process of reviewing our financial assets and financial liabilities, including our available-for-sale securities classified as other comprehensive income, as well as our hedge accounting designated to our foreseeable future export transactions. As this process is still ongoing we are currently unable to anticipate the impacts we will have upon the application of IFRS 9 as from January 1st, 2018. However, we might measure certain financial assets at fair value through other comprehensive income since from some of those assets we collect contractual cash flows and also sell them to other parties. Even in those transactions, we don’t expect significant changes in our results since they usually are short-term transactions when they occur. Additionally, we might have an impact in our expected credit losses upon transition to IFRS 9 until we adjust some of our credit granting policies to avoid losses to our results.

January 1, 2018
IFRS15 – Revenue from Contracts with Customers

This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized.

IFRS 15 replaces IAS 11 – Construction Contracts, IAS 18 - Revenue and related interpretations.

We are currently in the process of assessing the impacts that IFRS 15 application will produce in the manner we recognize revenues from our different operations as well as in our internal controls environment. For the assessment of the impacts we are identifying the contracts we have with our customers and reviewing the enforceable rights and obligations that exist in order to apply IFRS 15 accordingly. We are reviewing the performance obligations those contracts have and determine whether there are distinct goods and services that shall be accounted for separately. Also, as part of the assessment, we are reviewing the transaction prices to identify fixed or variable considerations and whether there are effects of the time value of money to be adjusted and, accordingly, allocate the transaction price to each performance obligation of the contracts. If a stand-alone selling price is not observable, we will determine a methodology to estimate it. In certain cases, the transaction price may include a discount or a variable amount of consideration that relates entirely to a part of the contract. The amount of revenue to be recognized will be the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time or over time. For performance obligations that will be satisfied over time, we will apply a methodology to recognize revenue over time by selecting an appropriate method for measuring our progress towards complete satisfaction of that performance obligation.

We are currently evaluating whether we will engage a third party specialist to assist us in the process of reviewing our revenues streams and the related contracts with customers. As this process is still ongoing we are currently unable to anticipate the impacts we will have when accounting for our revenues as from January 1st, 2018. However, we don’t expect significant changes from our current revenue recognition process and amounts. Eventually, we may have a segregated amount of revenue attributed to storage services derived from customers that might request us to bill and hold the delivery until second order.

January 1, 2018
IFRS16 - Leases

This new standard defines the principles for recognition, measurement, presentation and disclosure of leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee recognizes a right-of-use asset that represents his obligation to make lease payments. Optional exemptions are available for short- term leases and low-value items. For lessors, accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases, and accounting for these two types of lease differently. IFRS 16 replaces existing lease standards, including IAS 17 – Leasing Operations and IFRIC 4, SIC 5 and SIC 27 – Complementary Aspects of Leasing Operations.

Currently, we have not initiated the assessment of the IFRS 16 effects since we are fully focused on the assessments for the initial application of IFRS 9 and IFRS 15 described above. As soon as we have concluded them, we will redirect our focus to assess the impacts we will have in our financial position and results of operations upon the application of IFRS 16. However, we can anticipate that we do not expect any material impact, if any, from the application of IFRS 16.

January 1, 2019
Initiative disclosure (amendments to IAS 27)

The amendments require additional disclosures that allow users of financial statements to understand and evaluate changes in liabilities arising from financing activities, both changes in cash flow and other changes.

January 1, 2017
Recognition of deferred tax assets for unrealized losses (amendments to IAS 12)	The amendments clarify the accounting of deferred tax assets for unrealized losses on debt instruments measured at fair value.	January 1, 2017
IFRIC 22 – Foreign Currency Transaction and Advance Consideration

The Interpretation covers foreign currency transactions (or part of them) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

January 1, 2018
IFRIC 23 – Uncertainty over Income Tax Treatments

Can be unclear how tax law applies to a particular transaction or circumstance. This interpretation complements the IAS 12 – Income Tax, clarify how to reflect the effects of uncertainty over income tax treatments.

January 1, 2019

The early adoption of these IFRS is not allowed for entities that disclose their financial statements in accordance with accounting practices adopted in Brazil.

There are no other standards and interpretations issued and not yet adopted that may have, in Management’s opinion, a material impact on the profit or loss or equity disclosed by the Company.

2.a.a) Restatement of the Financial Statements of December 31, 2015

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2015, the Company identified the following errors relating to the accounting for (a) the acquisition of Namisa described in Note 3, and (b) the impairment of deferred income tax and social contribution credits:

(a)   Business Combination of Namisa

•         Pre-existing relationship

The Company erroneously included prepaid amounts in the estimate of the gain on the liquidation of a pre-existing relationship between the CSN and Namisa relating to operating agreements of ROM (run of mine) and Port Services. After excluding the prepaid amounts in the fair value estimate, the gain previously recorded of R$1,554 million became a loss of R$1,225 million.

•         Discount rate used to calculate fair values

The Company determined that the discount rate used to calculate the fair value of Namisa and CSN Mineração,did not reflect discount rates of companies with iron ore mining activities. The adjustment to the rates reduced the discount rate from 14.36% to 13.83% for Namisa and from 13,91% to 13,19% for CSN Mineração, increasing the discounted cash flow of CSN Mineração to R$3.6 billion and to R$1.2 billion in Namisa. This increase in the discounted cash flow of Namisa generated an additional gain of R$48 million when compared to the amounts originally recorded.

•         Estimate of seaborne freight in the discounted cash flow estimates

The prices of seaborne freight considered in the calculation of the fair values of CSN Mineração and Namisa were over-estimated and did not follow the historical curves when compared to the curves of iron ore prices, and did not consider market prices practiced by CSN. Accordingly, a new valuation was prepared to determine the fair value of Namisa and CSN Mineração considering a corrected curve of seaborne freight prices. The change in the curve of seaborne freight increased the fair value of CSN Mineração in R$8 billion and of Namisa in R$3.5 billion. The increase in the fair value of Namisa generated an additional gain of R$1,991 million when compared to the consolidated financial statements originally filed.

•         Estimate of rail freight in the discounted cash flow estimates

The fair value of NAMISA’s excluded assets prepared at the time the transaction included an error in the estimate of rail freight. A new calculation was prepared to consider the correct estimates for the rail freight costs in the determination of fair value of the excluded assets, resulting in an increase in the consolidated net income for the year of R$235 million and shareholders’ equity of R$244 million.

•         Recognition of deferred tax liabilities relating to the spun-off assets

The Company failed to recognize deferred tax liabilities relating to the spun-off assets (Fernandinho, Cayman and Pedras Pretas). Since these assets were transferred to Minérios Nacional, which is not the acquirer, the purchase accounting adjustments do not have a tax basis.

•         Adjustments to the participation of non-controlling shareholders of CSN Mineração.

A change in the interpretation of the IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary CSN Mineração in the Company’s consolidated financial statements.

The interpretative aspect of the IFRS application in this operation stems from the moment the gains are recorded and how these gains are allocated between the shareholders of CSN Mineração at the acquisition date. In the previous accounting procedure, even with the entire transaction being carried out on a single date, the corporate actions complied with a specific order in which the Company based its interpretation for the allocation of the gains to controlling and non-controlling shareholders. Within this context, CSN Mineração would have admitted the Asian Consortium in its shareholder base before the acquisition of control of Namisa, the reason why the gains with the business combination were allocated to the shareholders considering their respective equity interests in the capital of CSN Mineração, (87.52% to CSN and 12.48% to the Asian Consortium). Pursuant to the new interpretation of the events that took place on November 30, 2015, the gains from the business combination were recorded in CSN

Mineração before the admission of the Asian Consortium in CSN Mineração' shareholder base and, for this reason, these gains are being exclusively allocated to the shareholder CSN.

The following table summarizes the change of the approach:

•         Other Adjustments

The calculations of fair values also corrected the effects related to a non-inclusion in the discounted cash flow arising from the impact of the CFEM / TFRM contributions (Financial Compensation for the Exploration of Mineral Resources/Control, Monitoring and Inspection Fee for Research, Mining, Exploration and Exploitation of Mining Resources Activities), as well as adjustments related to the final balance used as the basis to evaluate the book value of Namisa assets, resulting in a loss in the consolidated net income for the year of R$71 million and shareholders’ equity of R$59 million.

The acquisition method applied in the business combination that had resulted in net gains of R$2.9 billion in net income, were changed to net gains of R$3.0 billion after the review of the transaction, and that can be shown as follows:

	CSN Consolidated (In R$ Million)
	As Originally Reported	Restated
Gain in the fair value remeasurement of the 60% ownership previously held in NAMISA.	2,791	3,790
Gain (loss) in the liquidation of the pre-existing relationship	622	(493)
Income tax and social contribution	(528)	(265)
Net gains	2,885	3,032

As a result of aforementioned review of aspects of the business combination, which identified errors in the determination of the fair value of Namisa, the Company verified that the purchase price considered for accounting purposes, previously of R$ 13.4 billion, became R$ 17.5 billion as disclosed in the table below:

(In R$ Million)

Item	Comments	As Originally Reported	Restated
Assets acquired	Cash payment in the amount of USD707MM.	2,727	2,727
Liabilities assumed	Financial adjustment of working capital and debt.	6	6
Equity instruments issued	CSN Mineração issued equity intruments that were given to the Asian Consortium.	2,619	4,034
Fair value of the interest previously held by the acquirer entity before the business combination	CSN Mineração held 60% of Namisa's shares post-split before the business combination and remeasured at fair value.	8,023	10,700
Purchase price considered for the business combination		13,375	17,467

On the other hand, upon the implementation of the transaction, CSN had recognized a gain of R$1.9 billion directly in the net equity as a change in the ownership percentage, that has been adjusted to R$2.9 billion, as disclosed below:

		R$ (Million)
Events	As Originally Reported	Restated
Asian Consortium's contribution to CSN Mineração	2,619	4,034
CSN's interest - 87.52% (1)	2,292	3,531
Acquisition by CSN of 4.16%	2,727	2,727
Financial adjustment of working capital and debt (closing)		6
Assets acquired and liabilities assumed	2,727	2,733
Asian Consortium's interest - 12.48% (2)	(340)	(341)
Adjustment in the ownership interest variation % (3)	-	(274)
Other effects arisen from the corporate restructuring (4)	(7)	27
Total gain of the transaction between shareholders (1+2+3+4)	1,945	2,943

(b)   Estimated losses of deferred income tax and social contribution credits

The Company is restating the balances of deferred income tax and social contribution credits of its financial statements for the year ended December 31, 2015 after the technical review, during 2016, of the negative and positive aspects that supported their maintenance.   The main change in the decision for this restatement is the fact that the exclusion of the sale of certain non-core assets from credit recovery studies, reducing the future taxable base of the projections, together with the greater weight to be given to the observable evidence of tax losses existing in the last years, according to the interpretation given by accounting standard IAS 12. As established in the standard, in the case of existence of recent history of successive losses or losses alternated in several years, this becomes the primary evidence for assessing the maintenance or recording of tax credits to offset against future taxable profits, with the study of projections of these profits remaining as a source of secondary evidences and with lower weight in the assessment.

Thus, the Company elected to maintain in assets an amount of tax losses and negative basis of social contribution equivalent to 30% of the deferred income tax liability balance, an amount that will be used as the deferred tax liability becomes current income tax payable. With this, the total credits arising from temporary differences were accrued and maintained in inventory of credits in the Company’s tax books for future utilization. This system of maintenance of tax credits equivalent to 30% of the deferred income tax liability will remain until a new history of taxable profits is formed and the studies of projections of future profits become again primary evidences for the recording of tax credits, when the Company will recognize the temporary differences and higher amounts of tax losses and negative basis of social contribution losses that will be utilized to offset income tax payable arising from future taxable profits.

Based on the study mentioned above, the Company recognized in 2015 an estimated loss on deferred income tax and social contribution credits of R$3,173 million, of which R$2,949 million recognized in profit or loss and R$224 million in equity, as detailed in Note 16(c) Deferred IR/CS Recovery Test.

2.a.b) Restatement of accounting balances of 2015

(i)             The Company reclassified the result of Cia Metalic Nordeste in the amount of R$1,911 in discontinued operations, for comparative purposes, as detailed in note 4.

(ii)            Additionally, it reclassified the cash flow hedge result from 2015 from the financial income caption to other operating revenues in the amount of R $ 11,439, taking into account the classification used in 2016.

2.a.c) The impacts in the financial statements can be shown as follows:

These adjustments did not impact the balances of January 01, 2015 and therefore the third column of the balance sheet is not being presented.

•       Statement of Income

Consolidated
		December 31, 2015
	As Originally Reported	Adjustments	Restated
Net revenues	15,331,852	(70,155)	15,261,697
Cost of goods sold	(11,799,758)	59,657	(11,740,101)
Operating Income (Expenses)	1,645,531	(116,624)	1,528,907
Selling expenses	(1,436,000)	5,811	(1,430,189)
General and administrative expenses	(470,368)	36	(470.332)
Equity results	1,160,348	(76)	1,160,272
Other operating income (expenses), net	2,391,551	(122,395)	2,269,156
Income before financial results	5,177,625	(127,122)	5,050,503
Financial results, net	(3,373,050)	7,888	(3,365,162)
Income before income tax and social contribution	1,804,575	(119,234)	1,685,341
Income tax and social contribution	(188,624)	(2,714,592)	(2,903,216)
Profit (loss) from continued operations	1,615,951	(2,833,826)	(1,217,875)
Profit (loss) from discountinued operations		1,911	1,911
Net income for the year	1,615,951	(2,831,915)	(1,215,964)
Attributed to:
Controlling interest	1,257,896	(2,472,018)	(1,214,122)
Non-controlling interest	358,055	(359,897)	(1,842)
	1,615,951	(2,831,915)	(1,215,964)

•       Balance Sheet

Consolidated
		December 31, 2015
	As Originally Reported	Adjustments	Restated
ASSETS
Current	16,430,691		16,430,691
Non-current	32,219,283	(1,310,565)	30,908,718
Long-term receivables	4,890,948	(3,228,961)	1,661,987
Investments	3,998,227	12	3,998,239
Property, plant and equipment	17,871,599	(45,373)	17,826,226
Intangibles	5,458,509	1,963,757	7,422,266
TOTAL ASSETS	48,649,974	(1,310,565)	47,339,409

LIABILITIES
Current	5,325,571	(243,372)	5,082,199
Non-current	34,588,740	577,182	35,165,922
Shareholders' equity	8,735,663	(1,644,375)	7,091,288
Common stock	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	(2,104,804)
Other comprehensive income	1,019,913	770,780	1,790,693
Accumulated losses		(367,214)	(367,214)
Non-controlling interest	1,070,916	56,863	1,127,779
TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	48,649,974	(1,310,565)	47,339,409

•       Statement of Changes in Equity

					Consolidated
							12/31/2015
	Paid - in Capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other compreensive income	Non- controlling interests	Shareholders' equity
As Originally reported at 12/31/2015	4,540,000	30	2,104,804		1,019,913	1,070,916	8,735,663
Reclassifications			(2,104,804)	(367,214)	770,780	56,863	(1,644,375)
Restated at 12/31/2015	4,540,000	30		(367,214)	1,790,693	1,127,779	7,091,288

•       Statement of Cash Flows

The adjustments mentioned above did not impact the total cash flows from operating, investing or financing activities, just impacting the loss for the year and the changes in assets and liabilities, all within operating activities.

•       Earnings/(loss) per share

			12/31/2015
	As Originally Reported	Adjustments	Restated
(Loss) profit for the year
Continued operations	1,615,951	(2,833,826)	(1,217,875)
Discontinued operations		1,911	1,911
	1,615,951	(2,831,915)	(1,215,964)
Weighted average number of shares	1,357,150,010		1,357,150,010
Basic and diluted EPS
Continued operations	1.19069	(2.08807)	(0.89738)
Discontinued operations		0.00141	0.00141
	1.19069	(2.08666)	(0.89597)

3.     BUSINESS COMBINATION

3.1  Acquisition of control of Nacional Minérios S.A – Namisa

3.1.1 Object of transaction

On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

The transaction consisted of a business combination through which CSN acquired a controlling interest in Namisa. Namisa was previously jointly controlled by CSN and the Asian Consortium. This acquisition was completed by corporate restructuring of CSN and the Asian Consortium, whereby (i) Namisa was contributed to CSN Mineração, a mining subsidiary of CSN (ii) certain assets of Namisa were spun-off from Namisa to another wholly owned subsidiary of CSN, (iii) CSN contributed its other mining assets to CSN Mineração, and (iv) the Asian Consortium received an interest in CSN Mineração.

After the corporate restructuring, CSN Mineração became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s 60% equity interest in Namisa, 8.63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in Itaguaí Port (“TECAR”). The assets that were spun-off from Namisa were Fernandinho, Cayman and Pedras Pretas

The transaction was concluded by the signing of a shareholder’s agreement by the shareholders of CSN Mineração, on November 30, 2015.

Following are the details of the steps that were carried out in order to conclude the transaction:

•       Payment of dividends by Namisa before the closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

•       Disproportionate spin-off of certain assets of NAMISA, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, for subsequent contribution to Minérios Nacional, a wholly-owned subsidiary of CSN. After the split, CSN held 59.76% in NAMISA;

•       Restructuring of CSN Mineração through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 59.76% of Namisa’s shares post-split of the excluded assets, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 3);

•       Liquidation of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation;

•       Acquisition, by CSN Mineração, of the Namisa shares post-split of the excluded assets held by the Asian Consortium, resulting in the merger of NAMISA into CSN Mineração;

•       Signing of a shareholders’ agreement (“Shareholders’ Agreement”) by the shareholders of CSN Mineração;

•       Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in CSN Mineração and additional US$ 27 million relating to the acquisition of 0.16% of the shares held by the Asian Consortium in CSN Mineração, amounting to US$ 707 million (equivalent to R$2,7 billion);

The following charts show the corporate structure before and after the transaction:

The transaction also includes an earn-out mechanism by which, in the event of a qualified liquidity event occurred under certain valuation parameters and within a defined time period after the closing of the transaction, the Asian Consortium’s equity interest in CSN Mineração could be diluted, at CSN´s sole discretion, from 12.48% to 8.71%. This mechanism was considered as a contingent asset and consequently, had no accounting impacts on the Company’s financial statements.

Part of the iron ore produced by CSN Mineração will be sold to the members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

3.1.2 Application of IFRS3 to the transaction

Prior to the transaction, Namisa was managed by means of a shareholders’ agreement, through which the Asian Consortium had sufficient vetoes that grant it substantial management rights over the operations. With respect to accounting, Namisa was classified as a joint venture within the scope of IFRS 10 and 11. CSN recorded its 60% equity interest in Namisa according to the equity method.

As mentioned above, CSN carried out a corporate restructuring involving the transfer of its mining operations, rights to operate the port terminal TECAR and equity interests in Namisa and MRS to CSN Mineração. This step of the transaction was carried out based on the book value of the assets, since there was no change control over the assets and equity stakes transferred. Upon conclusion of the corporate restructuring, CSN Mineração became the controlled company of CSN that concentrates the group’s mining businesses.

As a result of the transaction, CSN began to control Namisa through its control over CSN Mineração and the Asian Consortium holds only protective rights in relation to the assets resulting from the business combination, which is usual in this type of transaction.

Accordingly, since there has been a change of control over Namisa’s assets, IFRS3 should be applied. Based on the criteria of IFRS 3, the acquisition date for accounting purposes was November 30, 2015, the date as from the new Shareholders’ Agreement of CSN Mineração became effective.

3.1.3 Application of the acquisition method

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

a)     Determination of the purchase price

According to IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity instruments issued, non-controlling equity interests and the fair value of any equity interest held prior to the transaction. The following table summarizes the price considered for accounting purposes:

Item	Comments	R$ (Million)	Reference
Assets acquired	Cash payment in the amount of USD707MM.	2,727	(i)
Liabilities assumed	Financial adjustment of working capital and debt.	6	(i)
Equity instruments issued	CSN Mineração issued equity intruments that were given to the Asian Consortium.	4,034	(ii)
Fair value of the interest previously held by the acquirer entity before the business combination	CSN Mineração held 60% of Namisa's shares post-split before the business combination and remeasured at fair value.	10,700	(iii)
Purchase price considered for the business combination		17,467

i.       Assets acquired and liabilities assumed

Subsequent to the capital increase, the transaction included a cash payment made for the acquisition of 4.16% of CSN Mineração’s shares held by the Asian Consortium in the amount of US$707 million, equivalent to R$2,727million as of November 30, 2015 and a liability amounting to R$6 million to be paid in the 1st quarter of 2016.

Even though such payment was carried out by CSN for the acquisition of 4.16% of CSN Mineração’s shares, its economic effect was recorded at CSN Mineração as an integral part of the consideration received due to the control acquisition over Namisa, according to the guidelines provided by IFRS3.

ii.      Equity instruments issued – Shares of CSN Mineração

CSN Mineração performed the primary issue of shares to the Asian Consortium represented 12.48% of its total capital. Pursuant to IFRS3, such shares were appraised at fair value as of the acquisition date.

Such appraisal was performed using the discounted cash flow method, considering the business plans approved by the shareholders of CSN Mineração. The main premises of such appraisal and the results thereof are described in the table below:

Assumptions	Data
Iron Ore Volumes	60Mt/year in the long-term
Price - Platts CFR China 62% Fe	Range from US$56 to US$75
Discount rate	Nominal WACC of 13.19%
R$ (Million)
Fair Value on November 30, 2015 (equity value)	R$ 32,334
Quantity of shares held by the Asian Consortium after the acquisition of 4.16%	12.48%
Fair Value attributed to the equity instruments issued	R$ 4,034

The fair value of CSN Mineração was calculated by independent appraisers who issued a new assessment report considering the adjustments identified by the Company’s management.

iii. Equity interest in Namisa held prior to the acquisition

CSN Mineração held Namisa’s shares immediately prior to the transaction regarding the acquisition of control be concluded. Such shares were appraised under the equity method.

According to item 41 of IFRS3, such shares are part of the consideration transferred and should be measured at their fair value as of the acquisition date. A gain or loss resulting from the difference between the fair value and the carrying amount recorded immediately prior to the acquisition should be recognized in profit or loss for the year.

The appraisal of the fair value of Namisa was conducted according to the discounted cash flow method, considering the business plans in effect prior to the transaction and approved by the shareholders. NAMISA’s fair value remeasurement contained certain assets that were split to CSN and immediately after were transferred to a CSN’s wholly-owned subsidiary called Minérios Nacional, whilst NAMISA’s main assets were acquired by CSN Mineração. The main assumptions of such appraisal and the results thereof are shown in the following table:

Assumptions	Data
Iron Ore Volumes	40Mt/year in the long-term
Price - Platts CFR China 62% Fe	Range from US$56 to US$75
Discount rate	Nominal WACC of 13.83%
	Excluded Assets	Namisa Post-Split	Total
% ownership (a)	60%	59.76%
	R$(Million) - Restated
Fair Value of the assets (b)	2,184	15,649	17,833
Book Value on November 30, 2015 (c )	61	10,213	10,274
Gain in the fair value remeasurement (b-c) * a	1,274	3,248	4,522
(-) Elimination of 59.76% from loss in pre-existing relationship		(732)	(732)
Gain in the fair value remeasurement	1,274	2,516	3,790

The fair value of CSN Mineração was calculated by independent appraisers who issued a new assessment report considering the adjustments identified by the Company’s management.

b)     Goodwill on acquisition of control over Namisa

According to item 32 of IFRS3, the acquirer shall recognize goodwill based on expectations for future profitability as of the acquisition date, measured by the amount at which the purchase price exceeds the fair value of the assets and liabilities acquired (Purchase Price Allocation – PPA). The transaction generated goodwill of R$3,197 million, as per the table below:

				R$ (Million)
Item	Reference		Elimination relationship pre-existing	Shareholders' equity
Purchase price considered	Item 3.1.3 (a)	17,467	(10,649)	6,818
Fair value of the assets acquired and liabilities assumed	Item 3.1.3 (b) (i)	14,270	(10,649)	3,621
Goodwill for future profitability expected		3,197		3,197

The goodwill based on future profitability expected is recorded under Intangible Assets and, since it does not have a definite useful life, it is not amortized, according to IAS 38. For tax purposes, the deductible amount of that goodwill is R$842 million. As from 2016, CSN started to perform conducting impairment testing for this asset according to the requirements established by IAS 36.

(i)     Fair value of the assets acquired and liabilities assumed

The following table shows the fair value allocation breakdown for 100% of the assets acquired and liabilities assumed as of November 30, 2015, calculated on the basis of reports prepared by independent appraisers:

				Consolidated (In Million)
	Book value	Fair value adjustments	(-) Write-off of goodwill previously recognized in Namisa	Total fair value
Current assets	1,294			1,294
Cash and cash equivalents	783			783
Trade accounts receivable	253			253
Prepayment ROM and Port - Congonhas	114			114
Other assets	144			144
Non-current assets	10,887	5,002	(579)	15,310
Prepayment ROM and Port - Congonhas	9,310	1,225		10,535
Other assets	138			138
MRS interest- 10%	306	481		787
Property, plant and equipament	551	111		662
Intangibles	582	3,185	(579)	3,188
Total assets acquired	12,181	5,002	(579)	16,604

Current liabilities	1,641			1,641
Loans and financings	5			5
Suppliers	29			29
Taxes payable	297			297
Proposed dividends (US$ 300 million)	1,157			1,157
Other accounts payable	153			153
Non-current liabilities	266	625	(198)	693
Loans and financings	25			25
Provision for contingencies	7			7
Taxes (deferred and in installments)	216	625	(198)	643
Other accounts payable	18			18
Total liabilities assumed	1,907	625	(198)	2,334
Net equity before Elimination Relation Pre-Existing	10,274	4,377	(381)	14,270
Elimination Relation Pre-Existing	(9,424)	(1,225)		(10,649)
Net equity acquired	850	3,152	(381)	3,621

According to IFRS3, the goodwill based on future profitability expected existing in the Namisa’s financial statements, as of the acquisition date, should be written off so that a new goodwill is recognized.

The allocation of the fair value resulted in a gain in the total amount of R$3,152 million, distributed among the principal assets of Namisa. The following table shows the breakdown of the amounts allocated and a summary of the calculation methodology:

Assets acquired	Remeasurement method	Book value	Fair value adjustment	Total fair value
MRS interest - 10%	Entity's discounted cash flow based on the long-term business plan approved by the shareholders.	306	481	787

Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 11.	551	111	662

Mining rights - Engenho, Fernandinho and Cayman mines	The income approach was used based on the excess profitability methodology in multiple periods, due to the possibility of attributing the directly generated cash flow to the asset identified. Under this methodology, the amount of the mining rights is estimated based on their future profitability, discounting all costs and investments that would be necessary for extracting and processing the iron ore to their fair value. These rights will be amortized according to the depletion of the mines.		3,184	3,184

Relationship with supplier - iron ore purchase agreement	For the fair value calculation of the contract with Itaminas we used the income approach, comparing the future cash flows generated by operation in two scenarios, through the contract and market conditions.		1	1

Deferred taxes			(625)	(625)

		857	3,152	4,009

c)     Liquidation of pre-existing relationships between CSN Mineração and Namisa

The IFRS3 determines that the increase or decrease in fair value resulting from an advantage or disadvantage in the transaction between the acquirer and the acquiree should be settled, with recognition of a gain or loss in the income statement of the year as of the transaction date. Such assets or relationships are referred as pre-existing relationship in the context of IFRS3.

A CSN Mineração and Namisa had a pre-existing relationship resulting from long-term agreements for the rendering of port services, supply of ROM iron ore and processing of ore. With the business combination, such agreements were extinct, since CSN’s mining activities have now been centralized at CSN Mineração.

The liquidation of the pre-existing relationship generated a loss of R$1,225 million (R$493 million after the elimination of CSN Mineração’s 60% stake in Namisa), which considered the comparison of discounted cash flows at market prices with the contractual discounted cash flows remaining after the installments prepaid in 2008 when the operating agreements of ROM and Porto were entered into.

3.1.4 Effects reflected in CSN - Transaction between partners recorded in equity

As mentioned above, CSN Mineração was considered the acquirer for the application of IFRS3. As a result, to the completion of the transaction, there was a change in CSN’s shareholding in CSN Mineração, which has not represented a loss of control in CSN Mineração by CSN. The Company’s participation decreased from 100% to 87.52%. According to IFRS10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation shall be recorded directly in net equity. Due to this percentage variation, a gain of R$2,943 million was recorded. The table below shows the reconciliation of this amount:

Events	R$ (Million) Restated
Asian Consortium's contribution to CSN Mineração - item 3.3 (a)	4,034
CSN's interest - 87.52% (1)	3,531
Acquisition by CSN of 4.16%	2,727
Financial adjustment of working capital and debt	6
Transferred assets and liabilities - Item 3.1.3 (a) (i)	2,733
Asian Consortium's interest - 12.48% (2)	(341)
Adjustment in the ownership interest variation % (3)	(274)
Other effects arisen from the corporate restructuring (4)	27
Total gain of the transaction between shareholders (1+2+3+4)	2,943

3.1.5 Summary of the accounting impacts

The following table shows the full impact of the business combination described above in the results and equity of the Company:

Events	R$ (Million) Restated
	Accounting effect
	P&L	Net Equity
Gain in the fair value remeasurement of 59.76% interest in Namisa - item 3.1.3 (a) iii	2,516	2,516
Gain in the fair value remeasurement of 60% interest in the excluded assets - item 3.1.3 (a) iii	1,274	1,274
Gain in the liquidation of pre-existing relationship - item 3.1.3 (c)	(493)	(493)
Gain in the business combination before income tax and social contribution	3,297	3,297
Deferred income taxes	(265)	(265)
Gain in the transaction between shareholders - item 3.1.4		2,943
Total impact of the business combination	3,032	5,975

3.1.6 Statement of income for the year – Pro Forma

The table below presents the pro forma impact on CSN’s income statement considering the acquisition at the beginning of the annual reporting period, as required by IFRS 3.

R$(Million)
12/31/2015
Net Revenue	15,824
Cost of sales and services	(12,108)
Gross profit	3,716
Operating income (expenses)	273
(Loss)/profit before income tax and social contribution	3,989
Finance income (costs), net	(1,383)
(Loss)/profit before income tax and social cotribution	2,606
Income tax and social contribution	(3,051)
Profit for the year, net	(445)

Attributable to:
Owners of the company	(443)
Non-controlling interests	(2)

3.2 CONTROL AQUISITION OF CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

On September 30, 2016, CSN acquired 50% shares of CGPAR previously held by GPA Construção Pesada e Mineração Ltda., increasing its participation to 100%. The total amount paid in consideration for the shares was R$ 1.00 (One Real).

The consideration paid reflects an agreement to solve a legal dispute involving corporate and commercial issues, as well as to release dividends declared in previous fiscal years.

The method consists of:

3.2.1       Determination of the purchase price

Description	R$	Ref.
Fair value of the equity interest held by the acquiring company in CGPAR immediately prior to the combination	49,726	(i)
Consideration paid in CGPAR acquisition	-	(ii)
Purchase price considered for the business combination	49,726

(i)    Fair value of 50% stake in CGPAR held immediately before the acquisition.

(ii)   Amount related to the consideration paid for the acquiring company R$ 1.00 (One real).

CSN held 50% shares of CGPAR immediately before the conclusion of the control acquisition, this investment was measured by the equity method.

According to the item 41 of the IFRS 3, those shares are part of the consideration paid and must be measured by their fair value on the acquisition date. The accounting rule determines that a gain or loss must be recorded resulting from the difference between the fair value and the book value before the transaction. Therefore, the CGPAR valuation by its fair value was calculated based in the discounted cash flow method, considering the business plan valid until the transaction date.

The results are presented in the following table:

Assumptions	R$
Fair value as of September 30, 2016 (equity value)	99,452
Fair value attributed to 50% equity interest prior acquisition (a)	49,726
Accounting Balances
The equity interest prior acquisition (a) on September 30, 2016	8,608
Gain in the valuation of the 50% interest by the fair value of the equity interest prior to the acquisition (a)-(b) (Note 25)	41,118

3.2.2       Gain from a bargain purchase generated from the control acquisition of CGPAR

According to the item 32 of the IFRS 3, the acquirer must recognize the goodwill generated from the future economic benefits or a gain from a bargain purchase at the acquisition date. The fair value of assets acquired and liabilities assumed (Purchase Price Allocation - PPA) exceeded the purchase price and the transaction generated a gain from a bargain purchase of R$ 25,378 million.

				09/30/2016
	Carrying amounts	Fair value adjustments		Total fair value
Total assets acquired	49,726			49,726
Total liabilities assumed	75,104	(22,609)	(a)	52,495
	25,378	(22,609)		2,769

a)      Includes deferred taxes on fair value adjustment and gain on bargain purchase.

In the following table its presented the fair value allocation for 100% of assets acquired and liabilities assumed on September 30, 2016.

				09/30/2016
	Carrying amounts	Fair value adjustments		Total fair value
Current assets
Cash and cash equivalents	1,881			1,881
Trade receivables	27,101			27,101
Other assets	4,394			4,394
Property, plant and equipment (*)	16,281	57,889	(a)	74,170
Intangible assets	93			93
Total assets acquired	49,750	57,889		107,639

Current liabilities
Borrowings and financing	15,089			15,089
Trade payables	3,234			3,234
Payroll and related taxes	8,889			8,889
Taxes payable	2,154			2,154
Other payables	3,169			3,169
Deferred taxes		22,609	(b)	22,609
Total liabilities assumed	32,535	22,609		55,144
Total equity acquired	17,215	35,280		52,495

a) Refers to fixed assets adjusted for the difference between the restated amount of the fixed assets and their respective net book value.

b) Refers to deferred taxes.

3.2.3 Result of the accounting impacts on the acquisition of control of CGPAR

The table below shows the total impact of the business combination previously described on the Company’s profit or loss and equity:

Events	R$ (Millions) Restated
Accounting effect
Gain on the valuation of the 50% interest in CGPAR at fair value - item 3.2.1	41,118
Gain with advantageous purchase - item 3.2.2	25,378
Gain on business combination before IR / CSLL (note 25)	66,496
Deferred income tax and social contribution on deferred income (Note 16)	(22,609)
Total impact of business combination	43,887

4. NON CURRENT ASSETS HELD FOR SALE AND RESULTS FROM DISCONTINUED OPERATIONS

On August 23, 2016, the Company concluded a negotiation and signed a contract with Can-Pack S.A. to sell its 100% shares of the subsidiary Cia. Metalic do Nordeste (“Metalic”), which is a player in the metallic packaging business. The agreement has been previously disclosed in the statement of material fact. The transaction value amounted to US$ 98 million.

Due to the above facts, based on IFRS 5 (Non-current assets held for sale and discontinued operations), the Company reclassified the investment and the result of September 30, 2016 to the group of Assets Held for Sale in the amount of R$123,290 and accumulated results for 2016 and 2015 in the amount of R$ (6,786) and R$1,911, respectively, to the discontinued operations group to meet IFRS requirements and allow better comparability, see note 10.b.

On November 30, 2016, the sale of Metalic was completed, generating a gain as shown below:

Receipt by sale investment	372,537
Equity on November 30, 2016	(120,514)
Gain on transaction (note 25)	252,023

The results and cash flows of discontinued operations are summarized below:

4.a) Results from discontinued operations

	11/30/2016	12/31/2015	12/31/2014
Net revenue	91,669	119,926	100,082
Cost of sales and services	(89,188)	(101,699)	(87,205)
Gross profit	2,481	18,227	12,877
Selling expenses	(3,921)	(5,811)	(3,971)
General and administrative expenses	(6,171)	(7,654)	(9,314)
Other operating expenses, net	(4,346)	(4,575)	(608)
Profit/ (loss) before financial result	(11,957)	187	(1,016)
Finance income (costs), net	2,396	3,512	5,959
Profit/(loss) before income tax and social contribution	(9,561)	3,699	4,943
Income tax and social contribution		(1,788)	6,663
(Loss) profit for the year, net	(9,561)	1,911	11,606

4.b) Cash flow from discontinued operations

	09/30/2016	12/31/2015	12/31/2014
Net cash generated / (used) by operating activities	22,659	(25,668)	21,823
Net cash generated / (used) by investing activities	(234)	(1,622)	(1,524)
Net cash generated / (used) by financing activities		(20,000)	(17)
Increase (decrease) in cash and cash equivalents for the period	22,425	(47,290)	20,282
Cash and cash equivalents at the beginning of the period	18,277	65,567	45,285
Cash and cash equivalents at the end of the period	40,702	18,277	65,567

Effects of disposal over the Company’s financial position
- Receipt from the disposal of the investment	372,537
- Cash and cash equivalents from discontinued operations	(40,702)
Net cash provided by the disposal of the investment from discontinued operations	331,835

5.     CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	502,480	434,014

Short-term investments
In Brazil:
Government securities	17,929	165,520
Private securities	1,390,707	945,420
	1,408,636	1,110,940
Abroad:
Time deposits	2,960,046	6,316,098
Total short-term investments	4,368,682	7,427,038
Cash and cash equivalents	4,871,162	7,861,052

The funds available in the Group set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within the CSN consolidated financial statements. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchasing agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros S.A. DTVM S.A and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investments in those funds were consolidated.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

6. SHORT-TERM INVESTMENTS

		Consolidated
	12/31/2016	12/31/2015
CDB - Bank deposit certificate (1)	658,476
Government securities (2)	101,915	763,599
	760,391	763,599

(1)    Financial investments linked to Bank Certificates of Deposit (CDBs), to be used as a collateral to a guarantee letter.

(2)    In 2016, financial investments in Governnment Securities managed by its exclusive funds, which were used as collateral for future CDI rate’s contracts in the period as detailed in note 14 (b). In 2015, bound as guarantee of real exchange rate futures contracts for Commercial dollar settled in December 2016.

7.     TRADE RECEIVABLES

		Consolidated
	12/31/2016	12/31/2015
Trade receivables
Third parties
Domestic market	1,027,639	772,617
Foreign market	919,936	818,562
	1,947,575	1,591,179
Allowance for doubtful accounts	(172,782)	(151,733)
	1,774,793	1,439,446
Related parties (Note 20 b)	129,837	61,366
	1,904,630	1,500,812
Other receivables
Dividends receivable (Note 20 b) (*)	37,679	27,817
Advances to employees	34,607	40,190
Other receivables	20,300	9,458
	92,586	77,465
	1,997,216	1,578,277

(*) Refers mainly to dividends receivable from CSN Mineração S.A. totaling R$822,319.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$263,644 as of December 31, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2016	12/31/2015
Current	1,381,255	1,049,033
Past-due up to 180 days	245,012	353,443
Past-due over 180 days	321,308	188,703
	1,947,575	1,591,179

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated
	12/31/2016	12/31/2015
Opening balance	(151,733)	(127,223)
Estimated losses	(25,474)	(35,631)
Recovery of receivables	4,425	11,121
Closing balance	(172,782)	(151,733)

8.     INVENTORIES

		Consolidated
	12/31/2016	12/31/2015
Finished goods	1,183,619	1,912,868
Work in progress	674,860	1,007,630
Raw materials	1,124,158	1,062,557
Spare parts	824,478	962,078
Iron ore	255,029	95,461
Advances to suppliers	3,168	12,147
(-) Provision for losses	(101,176)	(111,427)
	3,964,136	4,941,314

The movements in the provision for inventory losses are as follows:

		Consolidated
	12/31/2016	12/31/2015
Opening balance	(111,427)	(112,581)
Reversal / (losses) for slow-moving and obsolescence (Note 25)	10,251	1,154
Closing balance	(101,176)	(111,427)

9.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Consolidated
	Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Judicial deposits (Note 18)			331,258	328,542
Credits with the PGFN (1)			46,774	87,761
Recoverable taxes (2)	780,715	996,679	386,872	445,926
Prepaid expenses	27,011	119,456	20,421	28,119
Actuarial asset - related party (Note 20 b)			119,854	114,433
Derivative financial instruments (Note 14 I)	2,298	118,592
Exclusive funds
Securities held for trading (Note 14 I)	2,966	10,778
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	10,888
Other receivables (Note 14 I)			15,291	6,877
Loans with related parties (Note 20 b and 14 I)			479,960	373,214
Other receivables from related parties (Note 20 b)	5,768	9,420	32,020	29,020
Other	33,255	31,524	72,273	14,642
	852,013	1,286,449	1,675,820	1,583,921

(1)  Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2)  Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3)  Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2018.

10.   INVESTMENTS

•       Reduction of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with IFRS 5.

The sale of the subsidiary Cia Metalic Nordeste, as mentioned in note 4, is part of the Company's efforts in the sale of assets.

10.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

(1) Company extinguished;

(2) Fair Value of mining rights and property, plant and equipment arising from the business combination as detailed in note 3.1

(3) Investment reclassified to non-current assets held for sale on September, 2016 and sale realized on November, 2016 as detailed in note 4;

(4) Company incorporated in 2015;

(5) The amounts presented reflect the off-book adjustments made at the Company CSN Mineração;

(6) Control acquisition, according note 3.2, which evaluated at fair value on the acquisition date.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

10.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated
	12/31/2016	12/31/2015 Restated
Opening balance of investments	3,998,239	13,665,453
Opening balance of loss provisions
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares	190,651	3,575
Capital reduction		(466,758)
Dividends (1)	(36,765)	(54,464)
Comprehensive income (2)	713,442	(967,447)
Equity pickup (4)	108,031	1,192,034
Transfer of shares - Namisa and MRS		786,812
Amortization of fair value – investment in MRS	(11,746)
Amortization of fair value – investment in CGPAR	(3,940)
Impairment of the Fair Value of Transnordestina (3)	(387,989)
Others	(1,472)	15
Closing balance of investments	4,568,451	3,998,239

Total	4,568,451	3,998,239

(1) In 2016 refers to the allocation of dividends from subsidiaries Sepetiba Tecon, MRS Logistica, CSN Energia, Itá Energética, CGPAR Construção Pesada, CSN Minerals, CSN Export, CSN Steel, CSN Metals, CSN Mineração and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) Refers to impairment of the fair value of Transnordestina Logística S.A, see note 10.d).

(4) The reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	12/31/2016	12/31/2015
Equity in results of affiliated companies
Nacional Minérios S.A.		1,156,714
MRS Logística S.A.	155,617	78,684
CBSI - Companhia Brasileira de Serviços de Infraestrutura	2,953	(2,979)
Transnordestina	(52,127)	(31,137)
Arvedi Metalfer do Brasil	1,372	(15,690)
Others	216	6,442
	108,031	1,192,034
Eliminations
To cost of sales	(41,556)	(50,815)
To net revenues		2,805
To taxes	14,129	16,324
Others
Amortization of fair value – investment in MRS	(11,746)
Amortization of fair value – investment in CGPAR	(3,940)
Others		(76)
Equity in results	64,918	1,160,272

10.c) Additional information about the main operating subsidiaries

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

Tecon won the auction held on September 3, 1998 to enter into a lease agreement for operation of the port terminal for a period of 25 years, extendable for an equal period. With the publication of Presidential Decree 9048 of May 10, 2017, the operation of the terminal may be successively extended in distinct periods with a maximum term of 70 years.

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

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in the area of two segments: steel metal packaging, production and processing and distribution of flat steel.

Metal packaging

In the steel metal packaging segment, Prada produces its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

Prada holds a 100% interest in the capital stock of Companhia Brasileira de Latas - "CBL".

On 2015, Prada has incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais.

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

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spin-off portion of TLSA, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern of Brazil, which includes the rail segments of Sao Luis - Fortaleza, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins ("Network I").

As of November 2016, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 39,341, therefore its participation in the share capital of the company increased from 89.79% to 90.78%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R$(25) recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A.

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. CSN Mineração S.A. commercializes its products mainly in the overseas market. From 30 November 2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A.

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

A CGPAR was formed between CSN and GPA Construção Pesada e Mineração Ltda. The investment was considered a joint operation until the moment that it started being controlled by CSN as explained in note 3.2.   Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

10.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

(*) Refers to the consolidated results of Namisa until November 30,2015

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

In 2014, the Company had a direct equity interest of 27.27% in the capital stock of MRS, as well as an indirect equity interest of 10% therein, together with its joint venture Namisa.

On 2015, the Company has transferred 8.63% of its direct participation in MRS to CSN Mineração S.A under the business combination.

Owing to the transaction in question, the Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A, consequently the total participation is 37.27%.

•         CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2016 is R$25,921 (R$27,084 as of December 31, 2015) and the expense in 2016 amounted to R$6,041 (R$5,040 in 2015).

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

It is in pre-operational phase and should remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under review and discussion with the responsible bodies; However, Management understands that new deadlines for project completion will not have material adverse effects on the expected return on investment. After assessing this matter, its Management has concluded as appropriate the use of the accounting basis of operating continuity of the project in the preparation of its financial statements.

During the year 2016, the others shareholders of TLSA subscribed 6,842,806 shares in amounting to R$360,000, diluting  CSN on TLSA share capital to 49.02%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2016, the Company recognized a gain of R$1,324, recorded in equity in others comprehensive income.

Even though at December 31, 2016, the Company has negative net working capital of R$ 182,339, management receives funds from its shareholders and third parties for completion of the works, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2016.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, according studied of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 4.25% to 7.90% in real terms.

In addition, CSN, as an investor, performed an impairment test of its stake in TLSA, through TLSA ability to distribute dividends, methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by shareholders. In order to perform this test, some aspects were taken into account, such as:

•         The flow of dividends was obtained from the TLSA nominal cash flow;

•         The flow of dividends was calculated considering the annual percentages of participation, considering the dilutions of the CSN’s stakes due to the amortization of debts;

•         This flow of dividends was discounts at present value using de cost of equity (Ke) embedded in the WACC rate of TLSA; and

•         This Ke obtained was the one calculated in the “rolling WACC” of TLSA.

Another important aspect that was considered in the analysis of the impairment of CSN’s investment in the TLSA, was the need to apply an additional percentage of risk to the discount rate in addition to the one already used to determine the discounted cash flow of TLSA. Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk factor to the model.

As a result, the Company recognized a loss in the added-value of the investments of TLSA in the amount of R$ 387,989 recorded in other operations and R $ 131,916 in deferred taxes

10.e) Additional information on indirect participation in foreign operations

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

10.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.35% (11.38% as of December 31, 2015) of Panatlântica’s total share capital.

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

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas, within a specified period. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue suspended until the Company reaches the limits established in the TCD.

In March 2016, the Board of Directors of Usiminas approved a capital increase of R $ 64,882, through the issue of up to 50,689,310 preferred shares. On April 22, 2016, CSN exercised its preemptive rights in full, paying R $ 11,603 for 9,064,856 preferred shares. This increase was approved by the Board of Directors of Usiminas on June 3, 2016.

On March 24, 2016, the Company requested to CADE (Brazilian Antitrust Agency) the flexibilization of the PAT (Performance Commitment Agreement (TCD), in order to enable us the exercise of certain political rights, namely the power to elect independent members of the board of directors and supervisory board. On April 27, 2016, CADE approved the Company’s request to permit such election. On April 28, at the Usiminas’ annual general meeting, the Company elected 2 independent members of the board of directors and 1 of the supervisory board, as well as the same number of alternates.

In April 2016, the Extraordinary Shareholders' Meeting of Usiminas approved a capital increase of R$ 1,000,000 through the issue of 200,000,000 common shares. On May 20, 2016, CSN exercised its preemptive right in full, paying R$ 178,832 for 35,766,351 common shares. This increase was approved by the Extraordinary General Meeting of Usiminas on July 19, 2016.

As of December 31, 2016, the Company reached holdings of 15.19% in common shares and 20.86% in preferred shares (As of December 31, 2016 14.13% in common shares and 20.69% in preferred shares) of USIMINAS share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2016 and 2015 CSN held 20.00% of Arvedi’s share capital.

11.   PROPERTY, PLANT AND EQUIPMENT

Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	**216,458**	**2,432,450**	**10,499,676**	**36,633**	**2,243,967**	**194,956**	**15,624,140**
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	**216,458**	**2,432,450**	**10,499,676**	**36,633**	**2,243,967**	**194,956**	**15,624,140**
Effect of foreign exchange differences	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest (notes 26 and 32)		-	-	-	166,366	-	166,366
Write - offs (note 25)		-	(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023	
Transfers to intangible assets		-	-	-	(1,852)	-	(1,852)
Business Combination, fair valur of assets acquired (note 3)	6,199	208,757	229,906	3,534	146,734	66,591	661,721
Update of the ARO estimation		-	-	-		22,582	22,582
Others		(5,723)	(2,879)	-	(1,329)	3,402	(6,529)
Balance at december 31,2015 (Restated)	**263,539**	**2,689,241**	**11,072,244**	**38,730**	**3,199,386**	**563,086**	**17,826,226**
Cost	263,539	3,429,573	18,601,088	182,830	3,199,386	811,080	26,487,496
Accumulated depreciation		(740,332)	(7,528,844)	(144,100)		(247,994)	(8,661,270)
Balance at december 31,2015 (Restated)	**263,539**	**2,689,241**	**11,072,244**	**38,730**	**3,199,386**	**563,086**	**17,826,226**
Effect of foreign exchange differences	(13,348)	(38,538)	(149,908)	(915)	(8,345)	(2,973)	(214,027)
Acquisitions	4	100	205,488	867	1,412,685	16,987	1,636,131
Capitalized interest (notes 26 and 32)					215,794		215,794
Write - offs (note 25)	(144)	(2,723)	(10,423)	(77)	(41,093)	(20,785)	(75,245)
Depreciation		(116,760)	(1,096,668)	(5,822)		(34,929)	(1,254,179)
Transfers to other asset categories	14,951	298,121	2,318,728	444	(2,502,615)	(129,629)	
Transfers to intangible assets					(16,538)		(16,538)
Aquisition control - CGPAR			7,377	189		575	8,141
Goodwil - Aquisition control CGPAR (note 3)			57,889				57,889
Transfer of metalic - Held for sale	(373)	(13,466)	(30,440)	(208)	(261)	(269)	(45,017)
Others		(296)	(4,657)	(45)	1,851	(149)	(3,296)
Balance at December 31, 2016	**264,629**	**2,815,679**	**12,369,630**	**33,163**	**2,260,864**	**391,914**	**18,135,879**
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	**264,629**	**2,815,679**	**12,369,630**	**33,163**	**2,260,864**	**391,914**	**18,135,879**

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects that comprise construction in progress is as follows:

					Consolidated
Project description	Start date	Completion date		12/31/2016	12/31/2015
Logistics
Current investments for maintenance of current operations.				103,284	35,457
				103,284	35,457
Mining
Expansion of Casa de Pedra Mine capacity production.	2007	2018	(1)	689,160	709,945
Expansion of TECAR export capacity.	2009	2020	(2)	253,545	390,920
Current investments for maintenance of current operations.				261,056	302,764
				1,203,761	1,403,629
Steel
Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2019		91,779	105,697
Expansion of the service center/Mogi.	2013	2016	(3)		14,950
Current investments for maintenance of current operations.			(4)	307,448	375,579
				399,227	496,226
Cement
Construction of cement plants.	2011	2020	(5)	529,631	1,254,897
Current investments for maintenance of current operations.				24,961	9,177
				554,592	1,264,074
Total Construction in Progress				2,260,864	3,199,386

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Completion date of Mogi Service Center;

(4) Refers substantially to the reforming of batteries for coke ovens and reuse of the carbochemical cooling waters;

(5) Refers substantially to the acquisition of new Integrated Cement Plants

The estimated useful lives are as follows (in years):

		Consolidated
	12/31/2016	12/31/2015
Buildings	41	43
Machinery, equipment and facilities	18	18
Furniture and fixtures	12	11
Other	14	14

11.a) Depreciation, amortization and depletion expenses:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

			Consolidated
	12/31/2016	12/31/2015 Restated	12/31/2014
Production costs	1,241,425	1,107,878	1,222,302
Sales expenses	9,163	9,115	9,066
General and Administrative Expenses	28,228	13,876	13,763
	1,278,816	1,130,869	1,245,131
Other operating expenses (*)	43,681	41,068	36,354
	1,322,497	1,171,937	1,281,485

(*) Refers mainly to the amortization of intangible assets, as described in note 25.

11.b) Capitalized Interest

As of December 31, 2016, the Company capitalized borrowing costs amounting to R$215,794 in consolidated (as of December 31, 2015, R$166,366 ). These costs are basically estimated for the cement and mining projects, mainly relating to: new integrated cement plant; and (ii) Casa de Pedra (MG) expansion and TECAR (RJ), see notes 26 and 32.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2016	12/31/2015
Unspecified projects	10.48%	11.35%

12.   INTANGIBLE ASSETS

Consolidated						
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2014	**407,434**	**347,115**	**79,867**	**109,052**		**185**	**943,653**
Cost	666,768	415,964	153,080	109,052		185	1,345,049
Accumulated amortization	(150,004)	(68,849)	(73,213)			-	(292,066)
Adjustment for accumulated recoverable value	(109,330)					-	(109,330)
Balance at December 31, 2014	**407,434**	**347,115**	**79,867**	**109,052**		**185**	**943,653**
Effect of foreign exchange differences		104,136	192	34,584		60	138,972
Acquisitions and expenditures			1,234		77	150	1,461
Incorporation of subsidiary - CSN Cimentos							
Transfers of the assets related to Casa de Pedra and Tecar							
Business combination, fair value of assets and goodwill (note 3b)	3,196,588	1,420	3,437		3,184,701		6,386,146
Transfer of property, plant and equipment			930		922		1,852
Amortization		(39,395)	(10,423)				(49,818)
Balance at December 31,2015 (Restated)	**3,604,022**	**413,276**	**75,237**	**143,636**	**3,185,700**	**395**	**7,422,266**
Cost	3,974,128	549,302	173,154	143,636	3,185,700	395	8,026,315
Accumulated amortization	(260,776)	(136,026)	(97,917)	-	-	-	(494,719)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)
Balance at December 31,2015 (Restated)	**3,604,022**	**413,276**	**75,237**	**143,636**	**3,185,700**	**395**	**7,422,266**
Effect of foreign exchange differences	-	(74,167)	(236)	(27,440)	-	(79)	(101,922)
Acquisitions and expenditures	-		2,995	-	-	124	3,119
Transfer of property, plant and equipment	-		16,538	-	-		16,538
Write - offs (note 25)	(13,091)		(3)	-			(13,094)
Amortization	-	(41,449)	(26,093)	-	(776)		(68,318)
Aquisition control - CGPAR	-	-	47	-	-		47
Transfer of Metalic - Held for sale	-	-	(232)	-	-		(232)
Balance at December 31, 2016	**3,590,931**	**297,660**	**68,253**	**116,196**	**3,184,924**	**440**	**7,258,404**
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371
Accumulated amortization	(133,973)	(146,975)	(114,913)	-	(776)	-	(396,637)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)
Balance at December 31, 2016	**3,590,931**	**297,660**	**68,253**	**116,196**	**3,184,924**	**440**	**7,258,404**

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons. Corresponding amortization is recorded based on production volumes.

The estimated average useful lives by nature are as follows (in years):

		Consolidated
	12/31/2016	12/31/2015
Software	8	8
Customer relationships	13	13

12.a) Impairment testing

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

						Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Flat steel	Steel		13,091				13,091
Long steel (2)	Steel	235,595	235,595	116,196	143,636	351,791	379,231
Mining (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
		3,590,931	3,604,022	116,196	143,636	3,707,127	3,747,658

(1) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011

(2) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, an operation that was concluded in December 2015. From 2016, the balance started to be tested annually for impairment analysis. See further details relating to calculation of the goodwill in note 3.1.3b – Business Combination.

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

The main assumptions used in calculations of value in use at December 31, 2016 are as follows:

(*) Includes the assets related to the plant of Aços Longos located at Usina Presidente Vargas and the subsidiary SWT. For the assets located in Germany, the discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2016.

13.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated
	Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2016	12/31/2015	12/31/2016	12/31/2015
FOREIGN CURRENCY
Prepayment	1% to 3.5%	110,944	207,657	482,347	2,633,137
Prepayment	3.51% to 8%	438,802	286,487	4,290,062	3,429,716
Perpetual bonds	7%	4,436	5,315	3,259,100	3,904,800
Fixed rate notes	4.14% to 10%	137,126	175,768	5,529,380	6,910,992
Forfaiting	Libor + Spread		288,772
Others	1.2% to 8%	95,983	115,594	259,262	425,635
		787,291	1,079,593	13,820,151	17,304,280
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and fixed rate 2.5% to 6% + 1,5%	73,736	55,435	1,012,268	1,018,189
Debentures	110.8% to 113.7% of CDI	538,003	60,670	1,270,383	1,750,000
Prepayment	109.5% to 116.5% of CDI and fixed rate of 8%	570,778	522,418	5,080,000	5,200,000
CCB	112.5% and 113% of CDI	181,143	92,976	7,200,000	7,200,000
Drawee risk			84,063
Other			6,229		12,107
		1,363,660	821,791	14,562,651	15,180,296
Total borrowings and financing (Note 14 I)		2,150,951	1,901,384	28,382,802	32,484,576
Transaction costs and issue premiums		(33,503)	(26,703)	(59,232)	(76,742)
Total borrowings and financing + transaction costs		2,117,448	1,874,681	28,323,570	32,407,834

13.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

		Consolidated
2018	5,593,215	20%
2019	7,168,873	25%
2020	7,484,315	26%
2021	2,219,779	8%
2022	1,839,804	6%
After 2022	817,716	3%
Perpetual bonds	3,259,100	12%
	28,382,802	100%

13.b) Amortization and new borrowings, financing and debentures

The table below presents the new funding transactions and amortization during the year:

		Consolidated
	12/31/2016	12/31/2015
Opening balance	34,282,515	30,354,058
Funding Transactions	30,034	978,206
Forfaiting funding / Drawee Risk	78,240	924,706
Repayment	(695,938)	(2,850,077)
Payments - Forfaiting / Drawee Risk	(407,155)	(1,146,306)
Payment of interest and other charges	(3,044,342)	(2,957,762)
Payment of interest and other charges – Forfaiting / Drawee	(5,694)	(7,064)
Provision of interest and other charges	3,156,120	3,052,164
Provision of charges - Forfaiting / Drawee Risk	4,237	2,032
Others (1)	(2,956,999)	5,932,558
Closing balance	30,441,018	34,282,515

(1) Includes unrealized monetary and foreign exchange variations.

In 2016, the Group captures and amortized loans as shown below:

•       Funding

                                                                                                                                                                                          Consolidated

Transaction	Financial institution	Date	Amount	Maturity
Financing – Acquisition of SWT’s assets	Kreissparkasse Saalfeld-Rudolstadt	June/16	7,437	January/18
Financing - FINEP (1)	FINEP	October/16	22,597	February/26
Drawee risk	Itaú	February/16	78,240	June/16
Total			108,274

1.    In 2016, CSN contracted a credit line from FINEP (Financiadora de Estudos e Projetos) in the amount of R$173,822, of which R$22,597 has already been partially disbursed. At December 31, 2016, the Company had a financial investment linked to CDB to secure a letter of guarantee in the amount of

R$ 25,750, see note 6.

•       Amortization

                                                                                                                                                                                            Consolidated

Transaction	Principal	Charges
Fixed Rate Notes	107,948	700,982
Debentures		263,750
Bank Credit Bill		995,006
Export Credit Note	65,000	813,701
Pre - Export Payment	170,731	210,676
BNDES/FINAME	50,856	58,900
Pre - Debt Payment	297,239
Drawee risk	162,303
Forfaiting	244,852	5,694
Others	4,164	1,327
Total	1,103,093	3,050,036

•       Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements.

Exceptionally the Company did not file the statutory financial statements for the year ended December 31,2016 within the regulatory period, according to a significant event disclosed on March 27, 2017. Due to this exceptionality, the Company requested the debenture holders of its 5th, 7th, 8th and 9th Debentures Issuance to grant additional term for the disclosure of those financial statements until October 31, 2017. There was no early maturity decree of the Company's financings, due to the late disclosure of the financial statements in question.

On December 31, 2016, the Company has accrued R$ 30,843 as the commission on risk assumption in the current liabilities.

14.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange and rate swaps.

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

•           Classification of financial instruments

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2016			12/31/2015
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		2,298	2,298		118,592	118,592
Trading securities	2,966		2,966	10,778		10,778
Non-current assets
Available-for-sale financial assets
Investments	1,374,268		1,374,268	471,674		471,674
Total Assets	1,377,234	2,298	1,379,532	482,452	118,592	601,044

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		121	121		26,257	26,257
Total liabilities		121	121		26,257	26,257

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

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on the BM&F Bovespa, was recorded the first impairment loss on that shares. According to this policy, whenever the share price reached a level lower than the last record impairment, the Company should record further losses, redefining the new minimum threshold value of the shares.

During the year 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income (the impairment recorded as of December 31, 2015 amounted to R$ 555,298):

Class of shares	Quantity	12/31/2016			12/31/2015		Variation in the year
		Share price	Closing Balance	Quantity	Share price	Closing Balance	Share price	Variation in the carrying amount
Common	107,156,651	8.26	885,114	71,390,300	4.02	286,989	4.24	598,125
Preferred	114,280,556	4.10	468,550	105,215,700	1.55	163,084	2.55	305,466
	221,437,207		1,353,664	176,606,000		450,073		903,591

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss and the other changes that not occur from impairment are recognized in comprehensive income until the investment is realized.

As of December 31, 2016, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$678,035 (R$(73) as of December 31, 2015).

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

14.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros, since the Company’s functional currency is the Real. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2016 is as follows:

	12/31/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	913,513	6,614
Trade receivables	372,613	3,497
Other assets	3,906	13,157
Total assets	1,290,032	23,268
Borrowings and financing	(4,373,046)	(97,602)
Trade payables	(97,231)	(2,438)
Other liabilities	(17,946)	(9,288)
Total liabilities	(4,488,223)	(109,328)
Foreign exchange exposure	(3,198,191)	(86,060)
Cash flow hedge accounting	1,457,667
Net Investment hedge accounting		96,000
Net foreign exchange exposure	(1,740,524)	9,940
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(740,524)	9,940

During the second quarter of 2016, CSN began a process of reviewing its currency hedge strategy, which resulted in the settlement of the future dollar derivatives portfolio. As a result, the net foreign currency exposure at the consolidated balance sheet as of December 31, 2016 was US$1,740,524 thousand, as shown in the table above. It should be noted that the balance of net foreign currency exposure includes a liability of US$1 billion, in the line item of Loans and Financing related to perpetual bond that, considering its characteristics, will not require disbursement for settlement of the principal in a foreseeable future. Therefore, excluding perpetual bonds, the Company’s net foreign exchange exposure amounts to R$ 740,524 thousand. The company has focused its hedge strategy on preserving its cash flow, so it is evaluating a replacement of the exposure generated by the settlement of derivatives with new hedge accounting designations, capturing the existing natural hedges, as well as using other derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 14 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

14.b) Hedging instruments: Derivative and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

Forward DI contracts

The Company to hedge part or all of its exposure to assets whose interest rates are pre-fixed may obtain DI derivative operations on the stock exchange or the over-the-counter market, linking these assets to market trends. As of December 31, 2016 the Company held in its portfolio forward CDI rate contracts traded at BM&F Bovespa which totaled the notional amount of R$ 1.641 billion.

The forward DI contract is defined as the accumulative value of the average daily DI rates of one day, calculated between the date of the transaction and the last trading date, being used to hedge and manage the interest rate risk of assets / liabilities in DI. The purchase and sale transactions, originally contracted in rate, will be converted into sale and purchase transactions, respectively, in PU.

The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of BM&F.

 For as much as the Company maintains contracts traded on the BM&F Bovespa, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 6.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

•         Classification of the derivatives in the balance sheet and statement of income

(*) Swap positions were settled in February, March and April 2016.

•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2016 the Company designated for hedge accounting US$1.5 billion in exports to be carried out between October, 2017 and October, 2022.

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

The table below shows a summary of the hedging relationships as of December 31, 2016:

12/31/2016

Designation Date	Hedging instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$'000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(66,667)	45,793	(353,125)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(41,667)	31,651	(93,200)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(58,105)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(4,668)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			2,590
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			777
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			6,630
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			2,415
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			6,762
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			2,898
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			3,672
8/1/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(1,213)
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			47,890
Total						**1,566,000**	**(108,334)**	**77,444**	**(436,677)**

(*) The effect on the result was recorded in other operating expenses.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2016 are as follows:

	12/31/2014	Movement	Realization	12/31/2015	Movement	Realization	12/31/2016
Cash flow hedge accounting	120,633	1,410,895	(11,439)	1,520,089	(1,005,968)	(77,444)	436,677
Income tax and social contribution on cash flow hedge accounting	(41,015)	(479,705)	3,889	(516,831)			(516,831)
Not recorded Income tax and social contribution on cash flow hedge accounting		516,831		516,831			516,831
Fair value of cash flow hedge, net of taxes	79,618	1,448,021	(7,550)	1,520,089	(1,005,968)	(77,444)	436,677

As of December 31, 2016 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Net investment hedge in foreign subsidiaries

CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2016 are:

						12/31/2016
Designation Date	Hedging Instrument	Hedged Item	Type of Hedged Risk	Exchange Rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	57,804
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
Total					96,000	57,804

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

The changes in the amounts related to net investment hedge as of December 31, 2016 are presented below:

	12/31/2014	Movement	Realization	12/31/2015	Movement	Realization	12/31/2016
Net investment hedge accounting		20,148		20,148	(77,952)		(57,804)
Fair value of net investment hedge in foreign operations		20,148		20,148	(77,952)		(57,804)

On December 31, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

14.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.2591	3.1412	4.0739	4.8887
EUR	3.4384	3.7230	4.2980	5.1576
USD x EUR	1.0541	1.1867	1.3176	1.5812

			12/31/2016
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.63%	17.04%	20.45%
TJLP	7.50%	9.38%	11.25%
LIBOR	1.32%	1.65%	1.98%

The effects on income statement, considering the scenarios 1 and 2 are shown below:

					12/31/2016
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Hedge accounting of exports	1,457,667	Dollar	3,644	1,187,670	2,375,340

Currency position	(3,198,191)	Dollar	(7,995)	(2,605,806)	(5,211,612)
(not including exchange derivatives above)

Consolidated exchange position	(1,740,524)	Dollar	(4,351)	(1,418,136)	(2,836,272)
(including exchange derivatives above)

Net Investment hedge accounting	96,000	Euro	42,768	82,520	165,040

Currency position	(86,060)	Euro	(38,340)	(73,975)	(147,950)

Consolidated exchange position	9,940	Euro	4,428	8,545	17,090
(including exchange derivatives above)

Dollar-to-euro swap	10,250	Dollar	(1,574)	(4,389)	(8,847)

(*) The probable scenarios were calculated considering the following variations to the specified risks: Real x Dollar – depreciation of Real in 0.08% / Real x Euro – depreciation of Real in 12.96% / Dollar x Euro – depreciation of dollar in 12.41%. Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 11/30/2017.

•       Sensitivity analysis of interest rate swaps

					12/31/2016

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Foward DI	1,641,378	CDI	(121)	55,930	111,860

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2016 recognized in the company's assets and liabilities.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1 and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2016.

					Impact on profit or loss

Changes in interest rates	% Yearly	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,070,088)	(3,349)	(20,064)	(40,128)
Libor	1.32		(5,277,569)	(44,586)	(17,385)	(34,770)
CDI	13.63	1,390,707	(14,442,567)	(229,164)	(444,742)	(889,484)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2016 recorded in the Company´s assets and liabilities.

14.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 13.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

                                                                                                                                                                                            Consolidated

At December 31, 2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,150,951	12,762,088	11,543,898	4,076,816	30,533,753
Derivative financial instruments	121				121
Trade payables	1,763,206				1,763,206
Dividends and interest on capital	484,570				484,570

IV - Fair values of assets and liabilities as compared to their carrying amounts

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

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2016		12/31/2015
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,263,536	1,702,134	3,910,115	1,330,685
Fixed rate notes	5,666,506	4,907,339	7,086,760	3,915,310

•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients, the establishment of a credit limit and permanent monitoring of its debit balance.

With regard to financial investments, the Company only made investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repurchase agreements that are backed by Brazilian Government Bonds, there is also exposure to the credit risk of the Brazilian State.

•         Capital Management

The Company manages its capital structure in order to safeguard its ability to continue to offer shareholder returns and benefits to other stakeholders, as well as maintaining an ideal capital structure to reduce this cost.

15.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2014
Payables to related parties (Note 20 b)	10,927	6,798
Derivative financial instruments (Note 14 I)	121	26,257
Dividends and interest on capital payable (Note 14 I) (1)	484,570	464,982
Advances from customers	90,720	49,505
Taxes in installments (Note 17)	24,444	24,237	83,312	87,890
Profit sharing – employees	211,791	171,695
Freight provision	57,586	105,104
Provision for industrial restructuring	13,000	122,854
Taxes payable			8,518	7,805
Other provision	23,162	30,784
Third party materials in our possession	288	184
Other payables	105,115	70,617	39,307	35,589
	1,021,724	1,073,017	131,137	131,284

(1)     Dividends payable by the subsidiary CSN Mineração.

16.   INCOME TAX AND SOCIAL CONTRIBUTION

16.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

			Consolidated
	12/31/2016	12/31/2015 Restated	12/31/2014
Income tax and social contribution income (expense)
Current	(206,178)	(135,671)	(528,170)
Deferred	(60,368)	(2,767,545)	679,323
	(266,546)	(2,903,216)	151,153

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

			Consolidated
	12/31/2016	12/31/2015	12/31/2014
(Loss)/Profit before income tax and social contribution	(576,951)	1,685,341	(263,420)
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	196,163	(573,016)	89,563
Adjustment to reflect the effective rate:
Equity pick-up	22,072	394,492	112,594
Profit with differentiated rates or untaxed	(287,502)	798,603	1,772
Transfer pricing adjustment	(63,638)	(66,447)	(2,350)
Tax loss carryforwards without recognizing deferred taxes	(821,920)	(89,978)	(29,259)
Limit of Indebtedness	(35,391)	(54,091)	(13,170)
Unrecorded deferred taxes on temporary differences (1)	643,990	(1,133,091)
(Losses)/Reversal for deferred income and social contribution tax credits	44,691	(2,949,003)
Refis Effect and early discharge program		(2,586)	(14,649)
Income tax and social contribution on foreign profit	(35,613)	72,376
Fair value gain of 59.76% interest held in Namisa		855,551
Goodwill amortization of Metalic	31,439
Tax incentives	22,673
Reversal of deferred tax in Namisa		(107,773)
Reversal of deferred tax in Prada		(46,681)
Other permanent deductions (additions)	16,490	(1,571)	6,652
Income tax and social contribution in profit for the period	(266,546)	(2,903,216)	151,153
	-46%	172%	57%

 (1) As from third quarter of 2015 the Company no longer records income tax and social contribution credits on tax losses and temporary differences.

16.b) Deferred income tax and social contribution:

The deferred income tax and social contribution recorded in non-current assets refer solely to tax losses and negative basis of social contribution and were limited to 30% of the deferred income tax and social contribution recorded in liabilities. The remaining balance of tax losses and negative basis of social contribution and the total temporary differences were written off and maintained in the Company’s tax books for future utilization and amounted as of December 31, 2016, respectively, to R$ 3,067,726 and R$ 1,095,848.

	Opening Balance	Movement					Movement
	12/31/2014	Shareholders' Equity	Profit or loss	Allocated Goodwill	Others	12/31/2015	Shareholders' Equity	Profit or loss	Others	12/31/2016
						Restated
Deferred
Income tax losses	383,185	11,629	15,533		6,909	417,256		556,397	(2,853)	970,800
Social contribution tax losses	75,662		83,303		2,804	161,769		179,887	(1,027)	340,629
Temporary differences	1,918,318	(58,032)	(2,866,386)	(624,891)	57,997	(1,572,992)	71,769	(796,652)	9,700	(2,288,175)
- Provision for tax social security, labor, civil and environmental risks	226,741		16,967		2,215	245,923		7,615	3,398	256,936
- Provision for environmental liabilities	71,925		17,365			89,290		5,758		95,048
- Assets impairmant losses	68,981		7,880		10,291	87,152		6,756		93,908
- Inventory imparment losses	32,366		(4,568)		1,250	29,048		5,234	1,421	35,703
- (Gains )/ losses in financial instruments	(6,419)		965			(5,454)		3,154		(2,300)
- (Gains )/losses on available for sale financial assets	618,291	140,897	188,801			947,989	(242,060)			705,929
- Actuarial liability (pension and healthcare plan)	163,627	436	104			164,167	(15,387)	(14,202)		134,578
- Acrrued supplies and services	68,483		(10,620)		34,538	92,401		30,625	75	123,101
- Allowance for doubtful debts	29,852		8,762			38,614		1,751	1,643	42,008
- Goodwil on merger	(102,659)	(8,435)	120,305			9,211		(283)	(8,113)	815
- Unrealized exchange differences (1)	1,011,007		1,416,919			2,427,926		(838,275)		1,589,651
- (Gain) in control loss on Transnordestina	(224,096)					(224,096)		131,916		(92,180)
- Cash flow hedge accounting	41,015	475,816				516,831	(368,360)			148,471
- Aquisition Fair Value SWT/CBL	(222,454)	(80,260)	3,140			(299,574)	52,506	42,717	5,350	(199,001)
- Deferred taxes non computed		(357,951)	(1,315,953)			(1,673,904)	527,520	(175,915)	(2,138)	(1,324,437)
- Estimated (Losses)/reversals to deferred taxes credits		(224,045)	(2,949,003)			(3,173,048)	114,627	44,691		(3,013,730)
- Business Combination			(433,197)	(624,891)		(1,058,088)		(14,736)		(1,072,824)
- Others	141,658	(4,490)	65,748		9,703	212,620	2,923	(33,458)	8,064	190,149
Total	2,377,166	(46,403)	(2,767,550)	(624,891)	67,710	(993,967)	71,769	(60,368)	5,820	(976,746)

Total Deferred Assets	2,616,058					78,066				70,151
Total Deferred Liabilities	(238,892)					(1,072,033)				(1,046,897)
Total Deferred	2,377,166					(993,967)				(976,746)

 (1) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2012 up to 2016 such foreign subsidiaries generated profits amounting to R$ 1,743,368. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 580,332.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

16.c) Impairment test - Deferred taxes

Annually, CSN performs a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering substantially the parent company’s projections since the other group companies do not have material credits for purposes of this study. The parent company engages in the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

Nature	Description
Tax losses	In recent periods, the Company started to incur in tax losses, mostly because of high financial expenses, as substantially all our loans and financings are on this level.
Exchange difference expenses

Since 2012 the Company opted by the taxation on a cash basis. As the Company have operated without taxable profit, it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

Losses on Usiminas shares

The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment, expected to occur in the period projected to compensate the deferred taxes.

Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

The study is prepared based on the Company business plan of long-term in period reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

Taxable profit is obtained considering adjustments to pre-tax profits for the following main items:

•         Foreign Exchange differences: are expected to be offset against future profits based on the original in liquidation debts owed to third parties and rescheduling of intercompany debts (to match the periods of greater profitability);

•         Losses on Usiminas: the model assumed using the tax assets at the time of sale of the preferred shares (and realization of losses), exclusively;

•         Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

•         Tax loss: utilization is limited under Brazilian law to 30% of the taxable income in a given year. Under Brazilian law income tax losses do not expire and may be used to offset future taxable income.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place.

On the other hand, as a negative factor, CSN has experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to the growth of financial leverage, which has unbalanced the relationship between operating and financial results.

In summary, the main positive and negative evidences we considered in making our projections were:

       i.    Positive aspects: Operating profit, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the elimination pre-existing relationship between Namisa and CSN, and dividends to be received from CSN Mineração.

      ii.    Negative aspects: history of tax losses, substantial generation of cash used for payment of debts and increase in iron ore costs since, from the business combination, the Company started purchasing iron ore at market price from CSN Mineração and, pursuant to the Brazilian legislation, the utilization of the tax loss is limited to 30% of the taxable profit in the year.

The existence of tax losses generated in the last years is a material negative evidence for being objectively verifiable, and, consequently, more weight is given to this evidence than to others which may have subjectivity features, according to the interpretation of IAS 12 standard.

The projections of future taxable profits for 2015 that supported the recording of deferred tax credits attributed an important weight to the sale of certain non-core assets whose technical reflection during 2016 indicated that the corresponding sales would not be subject to inclusion in these projections since they would be out of Management’s control. This new understanding reduced the future taxable base for the period estimated in these projections.

Therefore, one considers that there are not sufficiently strong evidences that support the recording of the tax credits, limiting their recognition to 30% of the deferred tax liabilities.

17. Tax installments programs

The position of the REFIS debts (refinancing program) and other tax installment payment plans, were recorded in current and non-current liabilities, as mentioned in note 15, are as follows:

				Consolidated
	Current		Non-current
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Federal REFIS Law 11.941/09	11,956	11,891	19,779	19,247
Federal REFIS Law 12.865/13	5,572	4,830	57,905	56,661
Other refinancing program	6,916	7,516	5,628	11,982
	24,444	24,237	83,312	87,890

18.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Tax	119,523	143,852	62,035	82,472
Social security	62,574	70,174	48,614	46,193
Labor	485,422	478,611	186,823	165,027
Civil	137,857	128,451	23,179	24,634
Environmental	7,716	17,646	2,220	1,697
Deposit of a guarantee			8,387	8,519
	813,092	838,734	331,258	328,542

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2016 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2015	Additions	Accrued charges	Net utilization of reversal	12/31/2016
Tax	143,852	5,293	10,533	(40,155)	119,523
Social security	70,174		1,392	(8,992)	62,574
Labor	478,611	107,571	81,766	(182,526)	485,422
Civil	128,451	5,977	17,300	(13,871)	137,857
Environmental	17,646	2,647	683	(13,260)	7,716
	838,734	121,488	111,674	(258,804)	813,092

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

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

Labor lawsuits

As of December 31, 2016, the Group is a defendant in 7,953 labor lawsuits, for which a provision has been recorded in the amount of R$485,422 (R$478,611 as of December 31, 2015). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2016 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$137,857 as of December 31, 2016 (R$128,451 as of December 31, 2015).

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$7,716 as of December 31, 2016 (R$17,646 as of December 31, 2015)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit was initially classified as probable loss risk, however, due to the fact that injunctions were dismissed at the lower and higher courts, in particular, the removal of 750 (seven hundred and fifty) families, as well as because there is still no judicial expert investigation that measures the risks and, consequently, the scope of remediation, the classification of the degree of risk became possible, considering the current phase of the lawsuit.

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

Currently, the conflict of jurisdiction between the two actions, between the State and Federal Courts, is discussed to prosecute and adjudicate the causes.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on December 31, 2016 and 2015.

	12/31/2016	12/31/2015
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium (note 34),	8,415,142	7,743,501
Income tax / Social contribution - Assessment Notice and Imposition of Fine (AIIM) - - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa (note 34)	2,457,855	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services (1)	2,327,499	1,105,793
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution – Due to profits from foreign subsidiaries (years 2008, 2010 and 2011) (2)	1,644,898	832,183
Tax foreclosures - ICMS - Electricity credits	838,192	785,043
Installments MP 470 - alleged insufficiency of tax losses	652,553	587,205
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,505,079	1,015,355
Disallowance of the ICMS credits - Transfer of iron ore	570,997	516,581
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (3)		277,389
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	279,511	252,112
Disallowance of the tax losses arising on adjustments to the SAPLI	455,214	409,323
Assessment Notice - ICMS - shipping and return merchandise for Industrialization	749,492	541,338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	185,249	170,835
CFEM – Divergence on the understanding between CSN and DNPM on the calculation basis	348,512	349,908
Other tax (federal, state, and municipal) lawsuits.	2,727,258	2,187,718
Social security lawsuits	263,951	289,923
Annulment action filed by CSN against CADE	96,316	70,423
Other civil lawsuits	814,440	763,576
Labor and social security lawsuits	1,138,155	1,032,678
Environmental lawsuits	375,272	359,046
	25,845,585	21,540,763

(1) The increase is due to an assessment notice received in December 2016.
(2) The increase is due to an assessment notice received in June 2016, related to the profits from foreign subsidiaries in 2011.
(3) Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

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

19.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligation - ARO are as follows:

		Consolidated
	12/31/2016	12/31/2015
Environmental liabilities	273,475	262,290
Asset retirement obligations	73,589	66,641
	347,064	328,931

19.a) Environmental liabilities

As of December 31, 2016, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2016 was 9.2% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in IAS 37.

19.b) Asset retirement obligations

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

20.   RELATED-PARTY BALANCES AND TRANSACTIONS

20.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49.21% of the voting shares.

Also integrating the Company’s control block are Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil, which hold interest in CSN’s voting capital of 4.19%, 0.29% and 0.36%, respectively.

Vicunha steel’s corporate structure is as follows:

Vicunha Steel S.A. – holds 67.35% of Vicunha Aços S.A.

CFL Participações S.A. – holds 13.06% of National Steel S.A. and holds 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.59% of Vicunha Aços S.A. and holds 60% of Vicunha Steel S.A.

20.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction – Assets and Liabilities

	Consolidated
	Current		Non-Current		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015 Restated	12/31/2016	12/31/2015 Restated
Assets
Trade receivables (note 7)	129,837	61,366			129,837	61,366
Dividends receivable (note 7)	37,679	27,817			37,679	27,817
Actuarial asset (note 9)			119,854	114,433	119,854	114,433
Short-term investments/Investments	315,319				315,319
Loans (note 9)			479,960	373,214	479,960	373,214
Other receivables (note 9)	5,768	9,420	32,020	29,020	37,788	38,440
	488,603	98,603	631,834	516,667	1,120,437	615,270
Liabilities
Other payables (Note 15)
Accounts payable	10,927	6,798			10,927	6,798
Trade payables	50,623	67,443			50,623	67,443
Actuarial liabilities			28,004	25,294	28,004	25,294
	61,550	74,241	28,004	25,294	89,554	99,535

By transaction – Statement of Income

	12/31/2016	12/31/2015 Restated	12/31/2014
Revenues
Sales	878,992	725,285	1,177,860
Interest (Note 26)	60,964	65,084	50,631
Expenses
Purchases	(1,099,851)	(1,103,428)	(1,047,423)
Interest (Note 26)	(3,185)	(1,333)	(423,621)
Foreign exchange and monetary variation, net	(18,398)
	(181,478)	(314,392)	(242,553)

•       By company - Assets and Liabilities

Assets			Liabilities		
	Current	Non-current	Total	Current	Non-current	Total
Joint-venture and Joint-operation						
Itá Energética S.A.				2,742		2,742
MRS Logística S.A.	36,959		36,959	31,800		31,800
CBSI - Companhia Brasileira de Serviços e Infraestrutura	2,914		2,914	14,402		14,402
Transnordestina Logística S.A (1)	247	459,762	460,009	714		714
	40,120	**459,762**	**499,882**	**49,658**		**49,658**
Other Related Parties						
CBS Previdência		119,854	119,854		28,004	28,004
Fundação CSN	1,829		1,829	428		428
Banco Fibra (2)	315,319		315,319	10,560		10,560
Usiminas				537		537
Panatlântica (3)	125,742	3,000	128,742			
Partifib Projetos Imobiliários	263		263			
Vicunha Imóveis Ltda.				79		79
Vicunha Serviços Ltda.				13		13
	443,153	**122,854**	**566,007**	**11,617**	**28,004**	**39,621**
Associates						
Arvedi Metalfer do Brasil S.A.	5,330	49,218	54,548	275		275
Total at 12/31/2016	**488,603**	**631,834**	**1,120,437**	**61,550**	**28,004**	**89,554**
Total at 12/31/2015 (Restated)	**98,603**	**516,667**	**615,270**	**74,241**	**25,294**	**99,535**

•       By company - Statement of Income

(1)     Transnordestina Logística S.A: Assets Refers mainly to contracts in R$: interest equivalent to 102.0% and 115.0% of CDI. On December 31, 2016, the borrowings carrying amounts totaled to R$459,762 (R$222,727 as of December 31, 2015).

(2)     Banco Fibra S.A: Assets: Refers to financial investments in CDB and Time deposit – at market rate

(3)     Panatlantica:Receivables from the sale of steel products.

20.c) Other unconsolidated related parties

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

On December 29, 2016, the Company entered into a Private Instrument of Purchase and Sale of Credit without Co-obligation with Banco Fibra SA in the amount of R$ 171,394, whereby CSN sold credits arising from commercial transactions with its customers, whose average term was 37 days.

•       Companies under control of one of the Company’s Board member

•         Ibis Participações e Serviços Ltd.

•         Ibis Agrária Ltd.

•         Partifib Projetos Imobiliários Ltd.

•         Vicunha Imóveis Ltd.

•         Vicunha Serviços Ltd.

20.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2016.

	12/31/2016	12/31/2015	12/31/2014
	Statement of Income
Short-term benefits for employees and officers	71,852	47,578	34,861
Post-employment benefits	306	311	116
	72,158	47,889	34,977

The remuneration of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

21.   SHAREHOLDERS' EQUITY

21.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

21.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

21.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

21.d) Ownership structure

As of December 31, 2016, the Company’s ownership structure was as follows:

			12/31/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	682,855,454	49.21%	50.32%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%		0.00%	0.00%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%		0.00%	0.00%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,546,664	23.32%	23.84%	336,435,464	24.25%	24.79%
BM&FBovespa	254,694,969	18.36%	18.77%	235,846,169	17.00%	17.38%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

21.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of December 31, 2016, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 12/31/2016 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 325,184

(*) Using the last share average quotation on BM&FBovespa as of December 31, 2016 of R$10,70 per share.

21.f) Policy on investments and payment of interest on capital and dividends

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

21.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/(loss) attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2016	12/31/2015	12/31/2014
	Common Shares
(Loss) profit for the year
Continued operations	(843,497)	(1,217,875)	(123,873)
Discontinued operations	(9,561)	1,911	11,606
	(853,058)	(1,215,964)	(112,267)
Weighted average number of shares	1,357,133,047	1,357,150,010	1,413,697,000
Basic and diluted EPS
Continued operations	(0.62153)	(0.89738)	(0.08762)
Discontinued operations	(0.00704)	0.00141	0.00821
	(0.62857)	(0.89597)	(0.07941)

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

22.   PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law.

On March 11,2015, the Board of Directors approved the proposal distribution of dividends the profit reserve account (statutory reserve of working capital), in the amount of R$275,000, corresponding to R$ 0.202633043 per share. Dividends were paid as of March 19, 2015, without monetary update.

The following table shows the history of deliberate and paid dividends:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
	2016 (*)				2016	53
Total approved		275,000	275,000	Total paid		549,888	549,835

(*) There is no dividend deliberation on the year of 2016.

23. NET SALES AND SERVICES REVENUE

Net sales and services revenue is comprised as follows:

	12/31/2016	12/31/2015 Restated	12/31/2014
Gross revenue
Domestic market	10,206,195	10,212,748	13,061,229
Foreign market	9,571,630	7,725,818	6,247,489
	19,777,825	17,938,566	19,308,718
Deductions
Sales returns and discounts	(190,415)	(297,957)	(167,483)
Taxes on sales	(2,438,461)	(2,378,912)	(3,015,003)
	(2,628,876)	(2,676,869)	(3,182,486)
Net revenue	17,148,949	15,261,697	16,126,232

24.   EXPENSES BY NATURE

	12/31/2016	12/31/2015 Restated	12/31/2014
Raw materials and inputs	(4,518,718)	(4,858,070)	(5,125,417)
Labor cost	(2,482,111)	(1,887,735)	(1,716,995)
Supplies	(1,384,437)	(1,095,576)	(1,097,940)
Maintenance cost (services and materials)	(1,203,294)	(1,069,404)	(1,072,664)
Outsourcing services	(3,492,520)	(3,284,238)	(2,544,553)
Depreciation, amortization and depletion (Note 11 a)	(1,278,816)	(1,130,869)	(1,245,131)
Other	(495,274)	(314,730)	(270,040)
	(14,855,170)	(13,640,622)	(13,072,740)

Classified as:
Cost of sales and services	(12,640,042)	(11,740,101)	(11,592,382)
Selling expenses	(1,696,896)	(1,430,189)	(1,041,975)
General and administrative expenses	(518,232)	(470,332)	(438,383)
	(14,855,170)	(13,640,622)	(13,072,740)

25.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2016	12/31/2015 Restated	12/31/2014
Other operating income
Indemnities/gains on lawsuits	26,871	5,189	39,693
Rentals and leases	1,483	1,150	1,080
Reversal of provisions		5,020	20,790
Dividends received	567	5,794	328
Extemporaneous PIS/COFINS credits	203,504	234,287
Contractual fines	2,501	2,200	7,963
Gain on business combination (note 3) (*)	66,496	3,297,499
Actuarial pension plan	48,790	8,702	166
Gain on sales of assets held for sale (Note 4)	252,023
Other revenues	61,274	50,506	20,468
	663,509	3,610,347	90,488

Other operating expenses
Taxes and fees	(88,249)	(13,999)	(57,711)
Write-off / (Provision) of judicial deposits	(64,886)	(24,145)	(77,892)
Expenses with environmental liabilities, net	(5,023)	(41,697)	160,980
Expenses from tax, social security, labor, civil and environmental law suits	(151,534)	(273,890)	(191,127)
Contractual fines	(16,624)	(309)	(7,464)
Depreciation of unused equipment and amortization of intangible assets (Note 11 a)	(43,681)	(41,068)	(36,354)
Write off of PP&E and Intangible assets (Note 11 and 12)	(88,339)	(6,466)	(15,232)
Losses /reversals estimated in inventories	(17,236)	1,154	(10,396)
Losses on spare parts	(12,080)	(55,790)	(26,432)
Studies and project engineering expenses	(31,156)	(38,138)	(48,807)
Research and development expenses	(2,269)	(3,363)	(3,406)
Advisory expenses	(20,865)	(15,888)
Healthcare plan expenses (Note 28 f)	(80,489)	(56,838)	(54,319)
Impairment of available-for-sale financial assets		(555,298)	(205,000)
REFIS effect - Law 11,941/09 and Law 12,865/13		(4,801)	(37,308)
Provisions/(Provision) for industrial restructuring	96,390	(122,854)
Hedge cash flow realized (Note 14 b)	(77,444)	(11,439)
Impairment of fair value of Transnordestina (Note 10b)	(387,989)
Other expenses	(85,256)	(76,362)	(46,659)
	(1,076,730)	(1,341,191)	(657,127)
Other operating income (expenses), net	(413,221)	2,269,156	(566,639)

(*) In 2016 refers to a gain in valuation at fair value of participation before the acquisition in the amount of R$41,118 and a gain from a bargain purchase in the amount of R$ 25,378.

26.   FINANCIAL INCOME (EXPENSES)

	12/31/2016	12/31/2015 Restated	12/31/2014
Financial income
Related parties (Note 20 b)	60,964	65,084	50,631
Income from short-term investments	301,401	212,826	82,103
Gain from derivative	5,829	870
Gain on repurchase of debt securities	146,214	166,642
Other income (*)	129,182	42,298	38,818
	643,590	487,720	171,552
Financial expenses
Borrowings and financing - foreign currency	(930,508)	(938,047)	(718,281)
Borrowings and financing - local currency	(2,229,849)	(2,116,149)	(1,806,568)
Related parties (Note 20 b)	(3,185)	(1,333)	(423,621)
Capitalized interest (Notes 11 and 32)	215,794	166,366	165,789
Losses on derivatives	(362)	(4,956)	(4,869)
Interest, fines and late payment charges	(38,002)	(20,511)	(76,704)
Commission and bank fees	(155,249)	(81,594)
PIS/COFINS over financial income	(39,154)	(23,699)
REFIS effect net- Law 11,941/09			(52,036)
Other financial expenses (**)	(102,450)	(105,050)	(187,688)
	(3,282,965)	(3,124,973)	(3,103,978)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	7,865	44,422	(109)
Exchange differences, net	921,310	(1,618,659)	(391,767)
Exchange gain (losses) on derivatives	(812,227)	846,328	242,869
	116,948	(727,909)	(149,007)

Financial expenses, net	(2,522,427)	(3,365,162)	(3,081,433)

Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap		(18)	(12,735)
Dollar-to-real swap (NDF)		785,702	213,602
Future Dollar	(805,760)	25,381
Dollar-to-euro swap (NDF)		39,668	33,397
Dollar-to-euro swap	(6,467)	(4,405)	8,605
	(812,227)	846,328	242,869
Swap libor x CDI			(943)
Swap Pré x CDI	(299)	(4,956)	(3,926)
Swap CDI x Pré	(63)	870
Future DI	5,829
	5,467	(4,086)	(4,869)
	(806,760)	842,242	238,000

(*) Refers substantially to discounts obtained and tax credits updates.

(**) Refers substantially to discounts granted, IOF (tax on financial transactions) and withholding income taxes.

27.   SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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

 The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, as well as CSN Mineração S.A., which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, called CSN Mineração S.A., holds the TECAR concession, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015.

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

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 440 thousand containers and 30 million metric tons per year of bulk cargo.

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

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production was acquired from third parties; however, at the end that year, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of cement production plant, in Volta Redonda/ RJ.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where the Company already operates a clinker kiln using its limestone of a company-owned mine and two cement mills.

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

•       Results per segment

As from 2013, the Company no longer proportionately consolidates the joint ventures MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

From 2015, after the combination of mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results include CSN Mineração.

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures (In 2015 and 2014, Namisa at 60% interest).

•         EBITDA and Adjusted EBITDA

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	12/31/2016	12/31/2015	12/31/2014
Net income (loss) for the year	(853,058)	(1,215,964)	(112,267)
Result from Discontinued Operations	9,561	(1,911)	(11,606)
Depreciation/Amortization/Depletion (Note 11 a)	1,278,816	1,130,869	1,240,263
Income tax and social contribution (Note 16)	266,546	2,903,216	(144,489)
Finance income (cost) (Note 26)	2,522,427	3,365,162	3,087,432
EBITDA	3,224,292	6,181,372	4,059,333
Other operating income (expenses) (Note 25)	413,221	(2,269,156)	567,525
Equity in results of affiliated companies	(64,918)	(1,160,272)	(331,160)
Proportionate EBITDA of joint ventures	502,345	499,475	433,472
Adjusted EBITDA (*)	4,074,940	3,251,419	4,729,170

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

28.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

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

As of December 31, 2016 CBS had 34,051 participants (33,065 as of December 31, 2015), of whom 19,442 were active contributors (18,430 as of December 31, 2015), 13,783 were retired employees (13,965 as of December 31, 2015), and 826 were related beneficiaries (670 as of December 31, 2015). Out of the total participants as of December 31, 2016, 11,751 belonged to the defined benefit plan, 13,735 to the mixed plan, 1,285 to the CBSPrev Namisa plan, and 7,280 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2016 and 2015 CBS held 20,143,031 common shares of CSN. The total plan assets of the entity amounted to R$5.0 billion as of December 31, 2015 (R$4.5 billion as of December 31, 2015). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

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

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2016 and 2015, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

28.a) Description of the pension plans

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

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan if the participant has chosen to receive his benefit in the form of monthly income for life. This plan was discontinued on September 16, 2013 when the CBS Prev plan became effective.

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

CBSPREV Namisa Plan

It is a Defined Contribution plan with benefits of risks during the activity (projection of the balances in case of disability or death and sickness / accident allowanced). It has been in operation since January 6, 2012, when it was created exclusively for the employees of Nacional Minérios S.A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them CSN Mineração S.A. (Previously Congonhas Minérios S.A.)

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan is open for new entrants, but a request for analysis to discontinue the plan is underway at Previc.

28.b) Investment policy

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

28.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	Actuarial asset		Actuarial liabilities
Pension plan benefits (Note 9 and 15)	(119,854)	(114,433)	28,004	25,294
Post-employment healthcare benefits			691,262	489,074
	(119,854)	(114,433)	719,266	514,368

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2016	12/31/2015
Present value of defined benefit obligation	2,872,442	2,430,381
Fair value of plan assets	(3,193,493)	(2,684,736)
Deficit (Surplus)	(321,051)	(254,355)
Restriction to actuarial assets due to recovery limitation	229,201	165,216
Liabilities (Assets), net	(91,850)	(89,139)
Liabilities	28,004	25,294
Assets	(119,854)	(114,433)
(Assets) liabilities recognized in the balance sheet	(91,850)	(89,139)

The movement in the present value of the defined benefit obligation during 2016 is as follows:

	12/31/2016	12/31/2015
Present value of obligations at the beginning of the year	2,430,381	2,508,441
Cost of service	1,244	1,807
Interest cost	311,361	293,533
Benefits paid	(264,287)	(235,541)
Actuarial loss/(gain)	393,743	(137,859)
Present value of obligations at the end of the year	2,872,442	2,430,381

The movement in the fair value of the plan assets during 2016 is as follows:

	12/31/2016	12/31/2015
Fair value of plan assets at the beginning of the year	(2,684,736)	(2,745,834)
Interest income	(345,521)	(322,460)
Benefits paid	264,287	235,830
Expected return on plan assets (less interest income)	(427,523)	147,728
Fair value of plan assets at the end of the year	(3,193,493)	(2,684,736)

The amounts recognized in the income statement for the year ended December 31, 2016 and 2015 are comprised as follows:

	12/31/2016	12/31/2015	12/31/2014
Cost of current service	1,244	1,807	10,114
Interest cost	311,361	293,533	255,573
Expected return on plan assets	(345,521)	(322,460)	(305,469)
Interest on the asset ceiling effect	22,189	18,422	39,733
	(10,727)	(8,698)	(49)
Total unrecognized costs (income) (*)	7	4	117
Total (income) recognized in the income statement	(10,734)	(8,702)	(166)
Total (income), net (*)	(10,727)	(8,698)	(49)

(*) Effect of the limit of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2016 is as follows:

	12/31/2016	12/31/2015	12/31/2014
Actuarial losses and (gains)	393,743	(137,859)	190,498
Return on plan assets (less interest income)	(427,523)	147,728	33,951
Change in the asset’s limit (excluding the interest revenue)	41,796	(4,208)	(224,590)
	8,016	5,661	(141)
Actuarial losses and (gains) recognized in other comprehensive income	8,023	5,665	(117)
Unrecognized actuarial (gains)	(7)	(4)	(24)
Total cost of actuarial losses and (gains) (*)	8,016	5,661	(141)

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by IAS 19:

12/31/2016
Loss due to change in demographic assumptions	9,131
Loss due to change in financial assumptions	331,280
Loss due to experience adjustments	53,332
Return on plan assets (less interest income)	(427,523)
Change in the asset’s limit (excluding the interest revenue)	41,796
Actuarial losses and (gains)	8,016

The main actuarial assumptions used were as follows:

	12/31/2016	12/31/2015
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Milenium Plan: 11.68%, Plan 35% and Suplementation: 11.72%	Milenium Plan 35% and Suplementation : 13.43%
Inflation rate	5.50%	5.70%
Nominal salary increase rate	6.56%	6.76%
Nominal benefit increase rate	5.50%	5.70%
Rate of return on investments	Milenium Plan: 11.68%, Plan 35% and Suplementation: 11.72%	Milenium Plan 35% and Suplementation : 13.43%
General mortality table	Milenium Plan, 35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	Milenium Plan, 35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Light Median	Light Median
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 5% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2016		12/31/2015
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	19.55
Female	23.02	22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	42.69	41.59
Female	46.29	45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2016		12/31/2015
Variable income	62,904	1.97%	25,801	0.96%
Fixed income	2,966,272	92.88%	2,492,324	92.83%
Real estate	42,383	1.33%	124,306	4.63%
Others	121,934	3.82%	42,305	1.58%
Total	3,193,493	100.00%	2,684,736	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2016 was R$35,798 (R$35,539 as of December 31, 2015 and R$ 34,649 as of December 31,2014).

28.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2017.

For the mixed supplementary benefit plan, contributions in the amount of R$28,495 are forecasted to be paid in 2017 for the portion of defined contribution and R$800 for the portion of defined benefit (risk benefit).

28.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2016 is as follows:

                                                                                                                                                                        12/31/2016

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	136	(163)	121	(399)	(953)	931
Effect on present value of obligations	(14,237)	15,342	(69,598)	73,654	(40,065)	43,662

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					398	(354)
Effect on present value of obligations			1	(1)	2,850	(2,527)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,905	(1,779)	9,269	(8,634)	5,360	(4,919)
Effect on present value of obligations	16,277	(15,204)	79,189	(73,775)	45,567	(41,806)

Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,063)	1,054	(4,495)	4,414	(822)	810
Effect on present value of obligations	(9,038)	8,962	(38,360)	37,667	(7,589)	7,444

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2016
Year 1	238,706
Year 2	256,136
Year 3	266,217
Year 4	276,345
Year 5	286,458
Next 5 years	1,579,822
Total forecast payments	2,903,684

28.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN .

The amounts recognized in the balance sheet were determined as follows:

	12/31/2016	12/31/2015
Present value of obligations	691,262	489,074
Liabilities	691,262	489,074

The reconciliation of the healthcare liabilities is as follows:

	12/31/2016	12/31/2015
Actuarial liability at the beginning of the year	489,074	576,480
Expenses recognized in income for the year	62,342	67,620
Sponsor's contributions transferred in prior year	(70,411)	(57,525)
Recognition of loss/(gain) for the year	210,257	(97,501)
Actuarial liability at the end of the year	691,262	489,074

For the post-employment healthcare plan, the expense as of December 31, 2016 was R$80,490 (R$56,838 as of December 31, 2015).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2016	12/31/2015	12/31/2014
Actuarial gain (loss) on obligation	210,257	(97,501)	94,998
Gain (loss) recognized in shareholders' equity	210,257	(97,501)	94,998

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2016	12/31/2015
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2016	12/31/2015
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability moratality table	Winklevoss with death probabilities reduced by 1% in all ages	Winklevoss with death probabilities reduced by 1% in all ages
Financial
Actuarial nominal discount rate	11.73%	13.43%
Inflation	5.50%	5.70%
Nominal increase in medical cost based on age	0.5% - 3.00%real a.a	0.5% - 3.00%real a.a
Nominal medical costs growth rate	8.93%	8.87%
Average medical cost	698,57	515,37

28.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2016 is as follows:

		12/31/2016
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	248	(336)
Effect on present value of obligations	(26,037)	28,353

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	7,368	(6,306)
Effect on present value of obligations	62,810	(53,756)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(4,186)	4,360
Effect on present value of obligations	(35,689)	37,165

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2016
Year 1	65,068
Year 2	67,520
Year 3	69,890
Year 4	72,127
Year 5	74,198
Next 5 years	394,037

Total forecast payments	742,840

29.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 19/09/2056 and indefinite	2,568,892	2,544,600	23,007	39,559	4,866	5,991	2,596,765	2,590,150
FTL - Ferrovia Transnordestina	R$	15/11/2020	76,700	81,700				450	76,700	82,150
Sepetiba Tecon	R$	Indefinite					28,914		28,914
Cia Metalurgica Prada	R$	Minute 10/02/2016 and indefinite			333	333	19,340	19,340	19,673	19,673
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	9/22/2022	2,000,000	2,000,000			2,520		2,002,520	2,000,000
Fundação CSN	R$	Indefinite		1,003						1,003
Outros (**)	R$	1/1/2016		12,000						12,000
Total in R$			4,645,592	4,639,303	26,169	42,721	55,640	25,781	4,727,401	4,707,805
CSN Islands IX
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
CSN Handel
Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Perpetual	25,000	25,000					25,000	25,000
Total in EUR			145,000	145,000					145,000	145,000
Total in R$			10,112,913	12,135,468					10,112,913	12,135,468
			14,758,505	16,774,771	26,169	42,721	55,640	25,781	14,840,314	16,843,273

30.   COMMITMENTS

30.a) Take-or-pay contracts

As of December 31, 2016 and 2015, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period (in millions of R$)
Type of service	2015	2016	2017	2018	2019	2020	After 2020	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	197,646	873,186	767,031	767,031	767,031	746,150	3,672,166	6,719,409
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,023,465	621,551	261,542	40,524	40,524	40,524	40,522	423,636
Processing of slag generated during pig iron and steel production	104,013	49,487	6,013	6,013	6,013	6,013	13,528	37,580
Manufacturing, repair, recovery and production of ingot casting machine units.	127,776	36,765	15,005	5,665	5,665			26,335
	1,452,900	1,580,989	1,049,591	819,233	819,233	792,687	3,726,216	7,206,960

30.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2016 fall due according to the schedule set out in the following table:

Concession	Type of service	2017	2018	2019	2020	After 2020	Total
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,676	8,676	8,676	8,676	60,732	95,436
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	100,217	100,217	100,217	100,217	2,705,859	3,106,727
Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	28,996	28,996	28,996	28,996	159,478	275,462
		137,889	137,889	137,889	137,889	2,926,069	3,477,625

30.c) Projects and other commitments

•          Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts a 52% progress which was estimated to be concluded in 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A. to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

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

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 49.15% of the debentures issued by FDNE  (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures may be converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, forbade new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of investments planned having been restored.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union forbade new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored.

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is not final decision on the merit.

In relation to the rail network I, there is an administrative procedure with the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties, among them the forfeiture. The Concessionaire has not appealed against such decision, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, Insurance guarantee and Port Operator’s Civil Liability.

In 2016, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from October 30, 2016 to September 30, 2017. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

			Consolidated
	12/31/2016	12/31/2015	12/31/2014
Income tax and social contribution paid	456,227	134,920	98,040
Addition to PP&E with interest capitalization (note 11 and 26)	215,794	166,366	165,789
Acquisition of fixed assets through loans.	7,437	566,413
Capitalization with advance to future capital increase		3,229
	679,458	870,928	263,829

33.   SUBSEQUENT EVENTS

Possible Proceedings

•         Significant progress in Case 19515.723039/2012-79

In February 2017, the Company was notified of the judgment of the Amendment of Judgment filed due the CARF’s decision on case 19515.723039 / 2012-79, in which the Federal Revenue Service of Brazil challenges the capital gain on the alleged sale of 40% of NAMISA (currently CSN Mineração S.A.). The CARF, in short, agreed with the infringement notice. The Company, however, is taking of the lawfulness of the operation and, therefore, is evaluating the appropriate legal and procedural measures to reverse the decision. It is important to emphasize, finally, that this decision does not alter the assessment of loss on the case, which remains as possible, see note 18.

•         Significant progress in Case No. 19515.723053/2012-72

The Superior Board of Tax Appeals of CARF ruled on 03/14/2017 a special appeal by the National Treasury against a previous decision favorable to Namisa, (currently CSN Mineração S.A.) filed in case No. 19515.723053 / 2012-72, in which the Federal Revenue Service of Brazil challenges the deductibility of goodwill amortization expenses arising from the operation carried out with the Asian Consortium in 2008. The CARF, in summary, agreed with the infringement notice.  The Company, however, has absolute conviction of the lawfulness of the operation and, therefore, is taking legal measures. It is important to emphasize, finally, that this decision does not alter the assessment of loss of the case, which remains as possible, see note 18.

•         Independent investigation – Construction of the Long Steel Plant

Considering the information from a Company’s executive published in the press in April 2017, based on testimonials to the Court, the Audit Committee decided to engage a specialized forensic service to conduct an external independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract on which there would have been alleged undue payments, in the form of bonus, in order to reimburse payments made to political parties), as well as to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the issues investigated. Consequently, the Company understands that there is no basis to justify the recording of any provision for losses or the disclosure of contingency. In October 31 2017, the Federal Police Department, attending to the request of the Federal Court, started an investigation with the purpose of raising the facts. Up to date, no findings have been raised.

•	Environmental Notification to interrupt the operations of Usina Presidente Vargas (UPV)

On December 1st, 2017, we received from INEA an Environmental Notification to interrupt our operations in our main steel plant, Usina Presidente Vargas, in Volta Redonda-RJ as from December 10, 2017. The motivation of INEA was an allegation that we would not be fulfilling a TAC signed with the environmental authorities of the State of Rio de Janeiro. On December 7, 2017 we obtained an environmental preliminary authorization to continue our operations of UPV throughout 180 days, during which we should find a permanent solution with the environmental authorities on the matter.

www.pwc.com.br

MRS Logística S.A. Financial statements at December 31, 2016 and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

MRS Logística S.A.

Opinion

We have audited the accompanying financial statements of MRS Logística S.A. (the "Company"), which comprise the balance sheet as at December 31, 2016 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MRS Logística S.A. as at December 31, 2016, and its financial performance and its cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers , Rua do Russel, 804 - Glória, Rio de Janeiro, RJ, Brasil 22210-010, Caixa Postal 949, Rio de Janeiro, RJ 20010-974 T: (21) 3232-6112, www.pwc.com/br

FS-R1

MRS Logística S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Revenue recognition (Notes 2.21 and 26)

As of December 31, 2016, the balance of net revenue of services recognized by the Company is R$ 3,279 million. The Company's revenue is comprised of shipping services, wagon stay and freight-sharing services. These services are provided based on medium- and long-term contracts, and fines are imposed for non-compliance with minimum annual load volumes for some customers.

This was a focus area of our audit due to the significance of revenue, the diversity of contractual conditions that involve multiple elements and the collection of fines on unfilled volumes, which are the basis for determining the recording of revenue from services and/or contractual fines in the correct period.

As audit response, our approach included, among others, the following key procedures:

We understood the relevant internal controls of the billing process and accounts receivable, as well as the relevant information technology systems that support these processes and controls.

We compared the information contained in the billing system with the revenue recognized in the accounting system.

We confirmed the balance of accounts receivable as of December 31, 2016, on a sample basis.

We checked, on a sample basis, the supporting documentation of the revenue, as well as the subsequent financial settlement to confirm that the amounts were recognized in the correct period.

For selected contracts, we confirmed that the revenue management calculations have incorporated the relevant aspects of the terms of the contracts.

The results of our procedures have given us adequate and sufficient audit evidence in relation to this topic.

Provisions and contingent liabilities - tax, civil and labor (Notes 2.15, 3(d) and 23.1)

As described in Note 23.1, MRS is a defending party in tax, civil and labor lawsuits for which management records a provision based on estimates in cases where it considers that there is a probable loss.

Determining the likelihood of success in ongoing processes, as well as estimating expected probable losses, involves critical judgments by the Company's management, as it depends on future events that are not under management's control. In this context, the progress of these processes in the various applicable spheres and the complexity of the legal system may result in different outcomes than those expected by management and its legal advisors. In addition, changes in jurisprudence may also bring about changes in management's estimates.

Our audit procedures included, among others, the understanding of the relevant internal controls of the process of identification, evaluation, measurement and disclosure of provisions.

Additionally, we obtained confirmations from the legal advisors contemplating the loss forecasts for the main lawsuits, as well as quantifying the estimated amounts as possible and probable loss.

We evaluated the reasonableness of management's and legal counsel's estimates for certain lawsuits, considering the evolution of these lawsuits and the existing case law, when applicable.

We consider that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the disclosures, are consistent with the information received in the course of our audit.

FS-R2

MRS Logística S.A.

Other information accompanying the financial statements and the audit report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion regarding such report.

In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

FS-R3

MRS Logística S.A.

Responsibilities of management and those charged
with governance for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit
of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

FS-R4

MRS Logística S.A.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, April 20, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Maria Salete Garcia Pinheiro

Contadora CRC 1RJ048568/O-7

FS-R5

MRS Logística S.A.

Balance sheet

at December 31

In thousands of reais

ASSETS	Notes	2016	2015
CURRENT
Cash and cash equivalents	5	296,099	627,625
Restricted cash	6	49,065	43,850
Trade accounts receivable	7	28,719	23,246
Accounts receivable from related parties	8	144,115	199,709
Other receivables	9	8,879	3,222
Inventories	10	91,906	101,356
Taxes recoverable	11	107,852	91,582
Prepaid expenses	12	24,699	15,419
Derivative financial instruments	19	-	136,577
Other current assets	13	7,452	6,854
Total current assets		758,786	1,249,440

NON-CURRENT
Realizable in the long term
Accounts receivable from related parties	8	154,632	-
Other receivables	9	49,968	47,627
Taxes recoverable	11	59,508	83,252
Prepaid expenses	12	160,089	156,532
Derivative financial instruments	19	85,522	133,056
Other non-current assets	13	88,858	63,024
Fixed assets	14	6,179,512	6,146,957
Intangible assets	15	35,930	43,080

Total non-current assets		6,814,019	6,673,528

TOTAL ASSETS		7,572,805	7,922,968

MRS Logística S.A. Balance sheet at December 31 In thousands of reais	(continued)

LIABILITIES AND EQUITY	Notes	2016	2015

CURRENT
Suppliers		222,769	229,294
Labor and social security obligations	16	159,669	148,802
Tax obligations	17	150,609	65,228
Loans and financing	18	653,491	876,843
Liabilities with related parties	8	3,031	18,966
Dividend payable	8 and 20	99,261	70,398
Concession and lease payable	21	67,803	61,785
Customer advances		3,033	2,797
Provisions	23	24,664	23,488
Other obligations		9,480	7,328
Total current liabilities		1,393,810	1,504,929

NON-CURRENT
Suppliers		18,492	21,828
Loans and financing	18	2,176,357	2,762,352
Liabilities with related parties	8	16,303	-
Concession and lease payable	21	68,388	68,709
Customer advances		380	360
Deferred taxes	22.b	270,185	324,141
Provisions	23	322,667	252,730
Other obligations		3,415	3,795
Total non-current liabilities		2,876,187	3,433,915
TOTAL LIABILITIES		4,269,997	4,938,844

EQUITY
Share capital	24.a	1,487,756	1,392,974
Reserve for capital increase	32	109,606	94,782
Revenue reserves		1,696,528	1,487,756
Statutory reserve	24.c	246,222	225,345
Investment reserve	24.d and 32	1,351,139	1,262,411
Proposed additional dividend	24.e	99,167	-
Carrying value adjustments	24.f	8,918	8.612
Total equity		3,302,808	2,984,124
TOTAL LIABILITIES AND EQUITY		7,572,805	7,922,968

The accompanying notes are an integral part of these financial statements.

MRS Logística S.A.

Statement of income

Years ended December 31

In thousands of reais, unless otherwise stated

	Notes	2016	2015	2014
NET SERVICES REVENUE	26	3,279,420	3,172,744	3,063,061
Cost of services	27	(2,208,786)	(2,095,614)	(2,014,374)
GROSS		1,070,634	1,077,130	1,048,687
OPERATIONAL INCOME (EXPENSES)
Selling	27	37,977	(10,322)	(61,971)
General and administrative	27	(214,623)	(205,947)	(212,533)
Other operational income	28	307,626	150,916	215,428
Other operational expenses	28	(291,167)	(311,049)	(223,660)

PROFIT BEFORE FINANCIAL RESULT AND TAXES		910,447	700,728	765,951

FINANCIAL RESULT
Financial income	29	343,199	461,631	217,655
Financial expenses	29	(592,499)	(710,621)	(407,949)
		(249,300)	(248,990)	(190,294)

PROFIT BEFORE TAXES		661,147	451,738	575,657

INCOME TAX AND SOCIAL CONTRIBUTION
Current	22.a	(297,221)	(123,208)	(149,484)
Deferred	22.a	53,619	(32,732)	(47,412)
NET PROFIT FOR THE YEAR		417,545	295,798	378,761

NUMBER OF SHARES
AT THE END OF THE YEAR - THOUSANDS	24.a	340,000	340,000	340,000

PROFIT PER ONE THOUSAND SHARES
AT THE END OF THE YEAR - R$		1,228.07	869.99	1,114.00
BASIC EARNINGS PER
COMMON SHARE	25	1.18	0.83	1.07
PREFERRED SHARE	25	1.29	0.92	1.17

DILUTED EARNINGS PER
COMMON SHARE	25	1.18	0.83	1.07
PREFERRED SHARE	25	1.29	0.92	1.17

The accompanying notes are an integral part of these financial statements.

FS-3

MRS Logística S.A.

Statement of comprehensive income

Years ended December 31

In thousands of reais

	Notes	2016	2015	2014
NET PROFIT FOR THE YEAR		666,845	295,798	378,761
Items that will not be reclassified to the result
Measurements of post-employment benefit obligation	24.f	(31)	464	2,318
Tax effect	24.f	337	339	(788)
COMPREHENSIVE INCOME FOR THE YEAR		667,151	296,601	380,291

The accompanying notes are an integral part of these financial statements.

MRS Logística S.A.

Statement of changes in equity

In thousands of reais

					Revenue reserves

	Notes	Share capital	Allocation for the increase of share capital	Carrying value adjustments	Legal	Retention for investments	Proposed dividends	Total	Accumulated profits	Total
ON JANUARY 1, 2014		1,202,336	73,222	6,279	191,617	1,083,941	111,487	1,387,045	-	2,668,882

Comprehensive results for the year									-	-
Net profit for the year									378,761	378,761
Measurements of post-employment benefits obligation	24.f			1,530					-	1,530
Total comprehensive income for the year		-	-	1,530	-	-	-	-	378,761	380,291

Stockholder contributions and distributions to stockholders
Capital increase - approved 3/21/2014	24.a	73,222	(73,222)					-		-
Appropriation of net profit for the year
Board of directors' proposal for reserve allocation for capital increase	24.a		117,416			(117,416)		(117,416)		-
Dividends and interest on net equity							(111,487)	(111,487)		(111,487)
Additional proposed dividends - approved 4/24/2014
Proposed dividends							53,973	53,973	(143,929)	(89,956)
Transfer among reserves
. Statutory reserve	24.c				18,938			18,938	(18,938)	-
. Retention for investments	24.d					215,894		215,894	(215,894)	-
Total of stockholder contributions and distributions to stockholders		73,222	44,194	-	18,938	98,478	(57,514)	59,902	(378,761)	(201,443)
BALANCE ON DECEMBER 31, 2014		1,275,558	117,416	7,809	210,555	1,182,419	53,973	1,446,947	-	2,847,730

Comprehensive income for the year									-	-
Net profit for the year									295,798	295,798
Measurements of post-employment benefits obligation	24.f			803					-	803
Total comprehensive income for the year		-	-	803	-	-	-	-	295,798	296,601

Stockholder contributions and distributions to stockholders
Capital increase - approved 3/18/2015	24.a	117,416	(117,416)					-		-
Discretionary dividends - approved 12/15/2015						(35,982)		(35,982)		(35,982)
Appropriation of net profit for the year
Board of directors' proposal for reserve allocation for capital increase	24.a		94,782			(94,782)		(94,782)		-
Dividends and interest on net equity
Additional proposed dividends - approved 4/28/2015							(53,973)	(53,973)		(53,973)
Proposed dividends								-	(70,252)	(70,252)
Transfer among reserves
. Statutory reserve	24.c				14,790			14,790	(14,790)	-
. Retention for investments	24.d					210,756		210,756	(210,756)	-
Total of stockholder contributions and distributions to stockholders		117,416	(22,634)	-	14,790	79,992	(53,973)	40,809	(295,798)	(160,207)
BALANCE ON DECEMBER 31, 2015		1,392,974	94,782	8,612	225,345	1,262,411	-	1,487,756	-	2,984,124

MRS Logística S.A. Statement of changes in equity In thousands of reais	(continued)

					Revenue reserves

	Notes	Share capital	Allocation for the increase of share capital	Carrying value adjustments	Legal	Retention for investments	Proposed dividends	Total	Accumulated profits	Total
BALANCE ON DECEMBER 31, 2015		1,392,974	94,782	8,612	225,345	1,262,411	-	1,487,756	-	2,984,124

Comprehensive income for the year									-	-
Net profit for the year									417,545	417,545
Measurements of post-employment benefits obligation	24.f			306					-	306
Total comprehensive income for the year		-	-	306	-	-	-	-	417,545	417,851

Stockholder contributions and distributions to stockholders
Capital increase - approved 3/18/2016	24.a	94,782	(94,782)					-		-
Appropriation of net profit for the year
Board of directors' proposal for reserve allocation for capital increase	32		109,606			(109,606)		(109,606)		-
Dividends and interest on net equity
Proposed additional dividends	24.e						99,167	99,167	(99,167)
Proposed dividends	20							-	(99,167)	(99,167)
Transfer among reserves
. Statutory reserve	24.c				20,877			20,877	(20,877)	-
. Retention for investments	24.d					198,334		198,334	(198,334)	-
Total of stockholder contributions and distributions to stockholders		94,782	14,824	-	20,877	88,728	99,167	208,772	(417,545)	(99,167)
BALANCE ON DECEMBER 31, 2016		1,487,756	109,606	8,918	246,222	1,351,139	99,167	1,696,528	-	3,302,808

The accompanying notes are an integral part of these financial statements.

MRS Logística S.A.

Statement of cash flows

Years ended December 31

In thousands of reais

	Notes	2016	2015	2014
			Re-presented	Re-presented
CASH FLOW OF OPERATING ACTIVITIES			Note 2.2	Note 2.2
Profit before IRPJ and CSLL		661,147	451,738	575,657
Adjustments to reconcile net profit for the year with cash generated by operating activities:
Results on disposal of fixed assets		(14,317)	(49)	(268)
Depreciation and amortization	27	559,765	515,408	447,457
Monetary/exchange rate variation and financial charges		298,674	340,893	233,009
Amortization, advance payment, concession and leasing	12 and 15	9,261	9,261	9,261
Residual value of fixed assets written-off	14	22,715	11,325	39,682
Provisions	23	71,113	125,602	25,416
Prepaid expenses amortization	12	10,292	8,690	5,110
Provision for asset losses	10, 11 and 14	(2,307)	25,841	(20,741)
Estimated provision for losses in doubtful debt	7 and 9	(49,085)	-	51,793
Others		(59)	999	369
Cash provided by operations		906,052	1,037,970	791,088
(Increase) reduction in assets:
Trade accounts receivable	7 and 9	31,230	(15,830)	20,696
Receivables from related parties	8	(99,038)	13,338	(76,416)
Inventories	10	8,394	(4,076)	11,230
Recoverable taxes	11	3,409	(38,718)	77,169
Prepaid expenses	12	(31,947)	(20,754)	(10,714)
Other prepaid assets		(16,734)	232	(12,627)

(Increase) reduction in liabilities:
Concession and lease payable	21	5,697	4,746	(1,204)
Suppliers		(46,353)	1,054	(8,803)
Payables to related parties	8	368	14,286	(6,219)
Tax obligations	17	4,002	1,177	823
Labor and social security obligations	16	10,867	(3,106)	3,814
Provisions	24.f	(31)	464	(2,318)
Taxes on profit		(215,842)	(110,787)	(186,931)
Payment of interest on loans and financing		(227,825)	(209,932)	(194,749)
Other accounts payable		(27,518)	(30,047)	7,839
Net cash provided by operating activities		965,878	1,091,755	988,335

MRS Logística S.A. Statement of cash flows Years ended December 31 In thousands of reais	(continued)

	Notes	2016	2015	2014

CASH FLOW OF INVESTING ACTIVITIES
Additions to fixed assets	14	(571,445)	(783,522)	(1,029,841)
Additions to intangible assets	15	(5,933)	(10,085)	(11,938)
Proceeds from disposal of fixed assets		29,537	53	450
Net cash used in investing activities		(547,841)	(793,554)	(1,041,329)

CASH FLOW OF FINANCING ACTIVITIES
Loans and financing		29,938	254,004	387,320
Payment of loans and financing		(609,264)	(327,049)	(319,352)
New issuance of debentures		-	555,003	-
Payment of debentures		(99,990)	(193,746)	-
Dividends paid		(70,247)	(179,873)	(222,934)
Net cash provided by (used in) financing activities		(749,563)	108,339	(154,966)

INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		(331,526)	406,540	(207,960)

Cash and cash equivalents
Initial balance		627,625	221,085	429,045
Closing balance		296,099	627,625	221,085

The accompanying notes are an integral part of these financial statements.

MRS Logística S.A.

Notes to the financial statements
at December 31, 2016

In thousands of reais, unless otherwise stated

1.              General

MRS Logística S.A. ("MRS" or "Company") is a publicly-held limited liability company with unlimited duration, incorporated on August 30, 1996, with the purpose of exploring, by onerous concession, the public service of goods transportation in the railroad system of the Southeast Network, located in the Rio de Janeiro, São Paulo and Minas Gerais axis, of the former Rede Ferroviária Federal S.A. - RFFSA, which was privatized on September 20, 1996.

The Company may also explore modal transportation services related to the railway transportation and participate in projects aiming at the expansion of rail services.

For the provision of the rail transportation services, in accordance with the concession obtained for a 30-year period, from December 1, 1996, which may be extended, in case of demonstrated interest of both parties, to the maximum limit of 30 years at the sole discretion of the Granter, the Company leased from RFFSA, for the same period of the concession, the assets required to operate and maintain railway cargo transportation activities.

The concession agreement sets forth goals to be met by the Company, related to increased cargo transportation and the decreased number of accidents on the railway lines. If these goals are not met, the Federal Government may determine, by federal decree, the intervention in the Company for a maximum period of 180 days, after which the concession may be canceled or returned to the Company. The concession may be terminated in the following legal situations: (i) end of the contract term; (ii) expropriation; (iii) expiration; (iv) termination; (v) annulment of the tender; (vi) bankruptcy or dissolution of the Company. In any case of termination of the concession, the Company shall be indemnified by the Federal Government for the undepreciated balance of investments carried out and declared reversible by the Granting Authority. On December 31, 2016, MRS was compliant with the aforementioned targets.

Company Management states that a significant portion of the negative net current assets presented on December 31, 2016, refers to obligations of debt concentrated in the 2nd half of 2017. It is also believes that this scenario shall be managed throughout the year, due to the strong cash generation from operational activities, as well as new long-term resource, via financial institutions or the local capital market, already foreseen by the Company, as further detailed in Note 19.

The issue of this  financial statements for the year ended December 31, 2016 were approved by the Company's Board of Directors on April 20, 2017.

2.             Summary of the main accounting policies

The main accounting policies applied when preparing these financial statements are detailed below and have been applied consistently in the years presented, unless otherwise stated.

2.1     Bases of the financial statements

(a)              Declaration of conformity

The financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and show all (and only) relevant information pertinent to the financial statements, such information being consistent with that used by management in its activities.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(b)              Basis of preparation

The financial statements were prepared considering the historic cost as base value, with some financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of financial statements requires the use of certain key accounting estimates and also the judgment by the Company's Management when applying the accounting policies. The areas that require a higher level of judgment and are more complex, as well as areas in which assumptions and estimates are significant to the financial statements, are reported in Note 3.

2.2     Restatement of the comparative figures

(a)              Correction of errors

In 2016, changes were made in the statement of cash flows, aiming at better presentation in compliance with the applicable accounting standard "IAS 7 - Statement of cash flows", as described below:

•       Change of the balance criterion for the net profit at year-end for Profit before taxes, that is, the current and deferred corporate income tax (IRPJ) and social contribution (CSLL) effects;

•       Adjustment of suppliers not considering as investing activity the unpaid amounts regarding the purchase of fixed asset and;

•       Presentation of resources from the disposal of fixed assets in investing activities.

The statement of cash flows of December 31, 2015, presented for purposes of comparison, has been adjusted and restated.

(b)              Restatement effects

	December 31, 2015
	Original	Adjustment	Restated

Net cash of operating activities	1,159,949	(68,194)	1,091,755
Net cash of investing activities	(861,748)	68,194	(793,554)
Net cash of financing activities	108,339	-	108,339

Increase of cash and cash equivalents	406,540	-	406,540

	December 31, 2014
	Original	Adjustment	Restated

Net cash of operating activities	1,007,419	(19,084)	988,335
Net cash of investing activities	(1,060,413)	19,084	(1,041,329)
Net cash of financing activities	(154,966)	-	(154,966)

Increase of cash and cash equivalents	(207,960)	-	(207,960)

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

2.3     Presentation of segment information

Since only cargo transportation services are offered by the Company, for accounting and management purposes, the Company is organized into a single business unit. The Company's operations are controlled, managed, and monitored by management as a whole.

2.4     Translation of foreign currency

(a)         Functional currency and presentation currency

The items included in the financial statements are measured using the main currency of the economic environment in which the Company operates ("the functional currency"). Accordingly, the financial statements are presented in reais (R$).

(b)         Foreign currency operations and balances

Operations in foreign currency are translated to the functional currency by using the current exchange rates on the transaction dates or measurement dates, when items are remeasured.

The gains or losses in translation from these operations and translation at the exchange rates at the year-end, referring to monetary assets and liabilities in foreign currency, are recognized in the income statement.

The gains or losses in translation regarding loans, cash and cash equivalents, as well as other exchange gains or losses, are presented in the income statement as financial income or expense.

2.5     Cash and cash equivalents

The Company considers as cash and cash equivalents the amounts in cash, bank deposits and financial investments, redeemable within 90 days, and convertible into a known cash amount, subject to an insignificant risk of change in value.

2.6     Financial assets

2.6.1   Classification and initial measurement

                The Company's classifies its financial assets - at initial recognition - under the following categories: measured at fair value through results and loans and receivables. The classification depends on the purpose for which the financial assets were purchased.

The Company's financial instruments include accounts receivable, amounts due from related companies, cash and cash equivalents, restricted cash, in addition to the transactions with derivative financial instruments.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The financial instruments are initially recognized at their fair values less any transaction costs assigned directly to acquisition or issuance, except for instruments that are recognized at fair value through results.

2.6.2 Subsequent measurement

The measurement of financial assets depends on the classification, which can be as follows:

(i)                Financial assets measured at fair value through results

An instrument is classified at the fair value through results if acquired for purpose of trading i.e. defined as such on initial recognition. After the initial recognition, the related transaction costs are recognized in the results when incurred.

This category includes the derivative financial instruments contracted by the Company that do not meet the accounting criteria for hedge accounting defined by IAS 39.

(ii)             Loans and receivables

These are non-derivative financial assets with fixed or determinable receipts, and established maturity dates, which the entity intends to and is capable of complying with. Initially, they are recognized less any transaction costs directly assigned. After initial recognition, the financial assets, held until maturity, are measured at amortized cost. The Company's loans and receivables comprise trade accounts receivable and related companies, other receivables, cash and cash equivalents, and restricted cash.

Usually, these receivables are recognized at the invoiced amount adjusted to their present value when considered significant, and less the estimated losses due to impairment. The estimated losses from doubtful debts are provided at an amount considered sufficient to cover probable losses or on uncollectible debts.

2.6.3  Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when there is a legal right to offset the recognized amounts and the intention to settle them on a net basis, or simultaneously dispose of the assets and settle the liabilities.

2.6.4  Financial assets impairment

Assets measured at amortized cost

A financial asset or group of financial assets is impaired and impairment losses are recognized only if any evidence that they incurred a loss in their recoverable amount is found.

Annually, the Company evaluates if there is evidence of loss in the recoverable amount of a financial asset using the following criteria:

•       financial problems of the issuer or borrower;

•       breach of contract, such as failure to comply with the agreement or delay in payments;

•       likelihood of the debtor entering into bankruptcy, or other similar financial reorganization.

The impairment loss is the difference between the asset's carrying amount and the current amount of the estimated future cash flows, discounted at the original effective rate of interest of the financial asset. The amount of loss is recognized in the results for the year.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

If in a later period, the impairment loss decreases and such decrease is related to an event occurred after the recognition of the loss of recoverable amount, the reversal of the previously recorded loss is recognized in the result.

2.7     Derivative financial instruments

The Company has derivative financial instruments to protect itself from risks related to foreign currency and interest rate.

The derivative financial instruments are initially recognized at the fair value on the date the derivatives contract is signed, and remeasured thereafter at fair value. The derivatives are presented as financial assets when the instrument's fair value is positive, and as financial liabilities when the fair value is negative.

As from April 1, 2016, the Company chose to apply the hedge accounting methodology for a swap that protects a debt in U.S. dollar with fixed rate interest, according to the Risk Management and Hedge strategy.

The Company documented such hedge as hedge of Fair Value after the tests showed that it is expected that the Hedge is highly effective when offsetting the changes in the fair value of the hedged item.

From the swap is designation as on the Hedge of Fair Value, the variation of the hedge fair value is still recorded in the financial statements, but at the same time, the variation of the assigned risk fair value subject of the designated hedge is verified and recorded in liabilities as a balancing item in the results.

2.8    Trade accounts receivable and related companies

The trade accounts receivable correspond to the receivable for the rendering of cargo shipping services and related companies in the normal course of the Company's activities. If the receipt is expected in one year or less, the accounts receivable are classified in current assets. Otherwise, they are presented in non-current assets.

Initially, they are recognized at the fair value and then measured at amortized cost using the method of the effective rate of interest less the estimated impairment loss.

2.9     Inventories

The inventories are shown at weighted average cost that does not exceed the net realizable value. The provisions for low turnover or obsolete inventories are made as needed by management.

2.10   Intangible assets

Intangible assets acquired separately are measured at the cost at the time of their initial recognition. After the initial recognition, they are presented at the cost, less the accrued amortization and any accrued losses in recoverable value. The expenses with the development of assets generated internally are also capitalized and are included in the intangible asset cost.

Intangible assets with defined lives are amortized throughout their economic life and evaluated regarding any loss by reducing them to the recoverable value, whenever there is a loss of the asset economic value. The amortization method and term for an intangible asset with a defined life are reviewed at least at the end of each year. Changes in the estimated life or expected consumption of future economic benefits of these assets are recognized by changing the amortization period or method, as applicable, and treated these as changes in accounting estimates. The amortization of intangible assets with defined life is expensed in the income statement consistent with their use.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The intangible assets amortization rate, excluding concession fee, was estimated at 20% per year. The part that refers to the advance payment of the concession is appropriated to the cost of the services rendered over the term of the concession agreement (360 months).

Gains or losses resulting from the sale or write-off of an intangible asset are measured as the difference between the net value obtained from the sale and the asset carrying value, and are recognized in the income statement when writing-off the asset.

2.11    Fixed assets

The fixed assets are presented at cost less depreciation/accrued amortization and/or possible accrued losses by reducing them to the recoverable value, as the case may be. The referred cost includes the replacement cost of a part of the fixed assets and loan costs of long-term construction projects, when the recognition criteria are met. When a material replacement is performed, its cost is recognized in the fixed asset carrying value, if the recognition criteria are met. All the other repairs and maintenance costs are recognized in the income statement, when incurred.

A fixed asset item is written-off when sold or when no future economic benefit is expected from its use or sale. Any gain or loss resulting from asset write-off is included in the financial statements for the year the asset is written-off.

At the end of the concession term, the concessionaire assets and those resulting from investments in leased assets, necessary for railway transportation service provision and linked to the concession can - upon declaration of reversibility and due compensation of the investments performed by the Granting Authority - now be returned to the Federal Government equity, as provided in Clause 16 of the Concession agreement.

The fixed asset items are depreciated from the date they are available for use, or if the assets are built internally, from the day the construction ends and the asset is available for use.

Depreciation is calculated using the straight-line method based on the asset's estimated service life.

Land is not depreciated. The annual rates for depreciation and service life of the main asset groups are:

		Average life
Asset groups	%	(in years)

Immovable assets
Improvements in permanent way	9.09	11
Improvements on leased property	4.00	25

Locomotives
Diesel locomotives	3.33	30
Electric locomotives	4.17	24
Used locomotives	8.33	12
Useful improvements on locomotives	12.50	8
Average service life of the main components	12.50	8

Wagons
Wagons	3.33	30
Useful improvements on cars	10.00	10
Average service life of the main components	16.67	6
Others
Grinder, control car, equipment and tools	10.00	10
Data processing equipment	20.00	5
Furniture and utensils	10.00	10

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The residual value, asset service life, and depreciation methods are reviewed at the end of each year and adjusted prospectively, when applicable.

2.12   Non-financial assets impairment

Management annually reviews the carrying value of non-financial assets with the purpose to evaluate events or changes due to economic, operating or technological circumstances that might indicate impairment or loss of recoverable value.

For the evaluation of non-financial assets, Management uses the future profitability methodology for the considered cash generating unit, and thus determines the value in use of the Company's assets. If the fixed asset carrying value is higher than the value in use, a provision is made for devaluation, reducing the net carrying value to the recoverable value.

2.13   Trade accounts payable

These are obligations to pay for goods or services that were acquired in the ordinary course of business. They are classified as current liabilities if the payment is due in the period of up to 1 year. Otherwise, they are presented as non-current liabilities.

Initially, they are recognized at fair value and thereafter measured at amortized cost using the method of the effective rate of interest.

2.14   Financial liabilities

2.14.1Classification and initial measurement

Financial liabilities are classified as at fair value through results or other financial liabilities, as applicable. The Company determines the classification of its financial liabilities at the time of their initial recognition.

Initially, they are recognized at fair value and, in the case of loans and other debts, they are net of the cost of the related transaction.

The Company's financial liabilities include trade accounts payable, amounts due to related companies, loans and other debts, debentures, and losses in transactions with derivative financial instruments.

2.14.2 Subsequent measurement

The measurement of financial liabilities depends on their classification, which can be as follows:

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(i)           Financial liabilities at fair value through results

These are classified as held for trading when acquired with the purpose of short-term settlement. The derivative financial instruments contracted by the Company that do not meet the accounting criteria of cash flow hedge defined by IAS 39 are included in this category.

Losses and gains of liabilities for held trading are recognized in the income statement.

(ii)        Other financial liabilities

These are initially recognized at the net fair value of the costs incurred in the transaction and are thereafter stated at amortized cost. Any difference between the fair values (net of transaction costs) and the total value to be paid is recognized in the income statement over the term the loans, using the method of the effective rate of interest. The Company's "Other financial liabilities" comprise suppliers, accounts payable to related companies, loans and other debts and debentures.

Loans are classified as current liabilities unless the Company has an unconditional right to defer payment for, at least, 12 months after the balance sheet date.

General and specific loan costs that are directly assigned to the acquisition, construction or production of an eligible asset are capitalized as part of the asset cost when it is likely that they will result in future economic benefits for the entity and that such costs can be measured with confidence. Other loan costs are recognized as expenses in the year they are incurred.

2.15   Provisions

The provisions for litigation (labor, civil, tax and environmental) are recognized when: (i) the Company has a constructive obligation as a result of past events; (ii) it is likely that an outflow is necessary to settle the obligation; and (iii) it is possible to safely estimate the value. Provisions do not include future operating losses.

When a number of similar obligations exist, the likelihood of loss is determined by taking into account the class of obligations as a whole. A provision is recognized even if the likelihood of loss related to any individual item included in the same obligation class is low.

Provisions are measured at the expenditure needed to settle the obligation using a rate before the tax effects, which reflects the current market evaluations of the time value of money and the risks specific to the obligation. The increase of the obligation as a result of the passing of time is recognized as a financial expense.

2.16   Current and deferred income tax and social contribution

                                The expenses of income tax and social contribution of the year comprise the current and deferred taxes. Income taxes are recognized in the income statement, except when they are related to items recognized in equity or comprehensive result. In this case, the tax is also recognized in the equity or comprehensive result.

The current and deferred income tax and social contribution is calculated based on the enacted tax laws, or those substantially enacted, at the balance sheet date. From time to time, Management assesses the positions taken by the Company in tax returns regarding circumstances in which the applicable tax regulation is subject to interpretations; and makes provisions when appropriate, based on the estimated payment due to the tax authorities.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Income tax and social contribution are shown in liabilities when there are amounts payable or in assets when the amounts paid in advance exceed the total due at the balance sheet date.

Deferred income tax and social contribution are recognized using the liability method on the temporary differences existing between the tax bases of assets and liabilities and their accounting values in the financial statements.

Deferred tax assets are recognized only to the extent that future taxable income will be available for the use of the temporary differences.

Deferred tax assets and liabilities are presented at the net value in the financial statements when there is the legal right and intention to offset them in the calculation of the current taxes, usually related to the same legal entity and tax authority.

2.17   Employee benefits

Pension benefits and other post-employment benefits

The Company sponsors a defined contribution welfare plan, which requires that the contributions be made to funds separated from the Company's own resources. The Company has no further payment obligation after the contribution is made. Contributions are recognized as benefit expenses for employees, when they fall due. Contributions in advance are recognized as an asset when a reimbursement in cash or reduction in future payments is available.

The Company also grants post-retirement medical assistance to its employees. The right to such benefits is usually subject to the employee staying in employment until retirement and completion of a minimum employment time. The expected costs of these benefits are accrued during the time of service, using the same accounting methodology used in defined benefit pension plans. Actuarial gains and losses from adjustments based on experience and changes in actuarial assumptions are debited or credited to equity, in other comprehensive results. Such obligations are assessed annually by qualified independent actuaries.

Past service costs of the health insurance plan are recognized on the straight-line basis as expenses throughout the average term in which the right to the benefits is acquired. If the right to the benefits has already been acquired, past service costs are immediately recognized after their introduction or after changes in the health plan.

Short-term benefit - profit sharing

The Company recognizes a liability and an expense for profit sharing based on its own methodology, approved by the Board of Directors. The Company recognizes a provision when it is obliged by a contract or when there is a previous practice that has generated an informal obligation.

2.18   Finance leases

The Company classifies its contracts as operational or finance lease based on the contracted operation, which considers which party is responsible for inherent risks and benefits of the ownership of the leased assets, throughout their life.

Finance leases are registered as a financed purchase, recognized initially an asset and a financing liability (leasing).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Operating lease payments are recognized on the straight-line basis as cost or expense in the income statement over the lease term.

2.19   Leasing and concessions

The Company renders utility services under leasing and concession contracts. Although the Company acts under a concession, its activity does not fall under the Technical Interpretation requirements IFRIC 12 - Service Concession Arrangements, since the Granting Authority cannot control to whom the services should be rendered or the price to be charged. The commercial relationship between the Company and its clients prevails.

2.20  Share capital

The subscribed and paid-up share capital is divided into book-entry common and preferred shares, with no par value.

2.21   Revenue recognition

Revenue is recognized to the extent it is likely that economic benefits will be obtained by the Company and when it can be reliably measured. Revenue is measured based on the fair value of the consideration, net of discounts, deductions and taxes or charges on sales. The following specific criteria should also be met before revenue recognition:

Provision of transportation services

The revenue for provision of cargo transportation services, the Company's main revenue, is recognized when cargo is transported according to the service agreement. Service revenue fair value is reliably calculated based on fees previously agreed between the parties.

Financial income

The financial income comprises the interest income and monetary and exchange rate variation on financial investments, advances to suppliers, trade accounts receivable and exchange rate variations on loans and other debts. Interest revenue is recognized on the straight-line method based on time and effective rate of interest on the principal amount.

Other operational revenues

Other revenues are recognized when it is likely that future economic benefits will be generated for the Company, and the revenue value can be reliably measured.

2.22   Distribution of dividends

The distribution of dividends to the Company's stockholders is recognized as a liability in the financial statements at the end of the year, based on the Company's bylaws. Any amount above the minimum required by the Corporation law (Lei das S.A.s) should only be provided on the date it is approved by the stockholders at a General Meeting.

3.             Estimates and critical accounting judgments

The accounting estimates and judgments are continually assessed and are based on the historical experience among other factors, including the expectation of future events, considered reasonable under the circumstances.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

3.1     Critical accounting estimates and assumptions

Based on assumptions, the Company makes estimates regarding the future. By definition, the resulting accounting estimates will rarely be equal to the respective actual results. The estimates and assumptions that present a significant risk of causing a material adjustment to the assets and liabilities accounting values for the next financial year are found below.

(a)              Income tax, social contribution and other tax credits

There are uncertainties regarding the interpretation of tax regulations and value and timing of future taxable results. Differences between the actual results and assumptions adopted, or future changes in these assumptions, may require future adjustments in the results and tax expenses already registered. The Company has provisions, based on appropriate estimates, for possible consequences of inspections by the tax authorities of the jurisdiction in which it operates. The value of these provisions is based on several factors, such as experience of previous tax audits and different interpretation of tax regulations by the taxable entity and by the applicable tax authority. These differences of interpretation may arise in a wide variety of issues, depending on the effective conditions in the Company's respective domicile.

A significant management judgment is required in order to determine the value of the deferred tax asset that can be recognized based on the probable timing and level of future taxable profit.

(b)              Post-employment benefits

The costs of the medical assistant post-employment benefit plan are determined using actuarial evaluation methods. The actuarial evaluation encompasses the use of assumptions about discount rates, expected asset return rates, future wage increases, mortality rates, and future increases in benefits. The obligation of this benefit is sensitive to changes in these assumptions. All assumptions are reviewed at each base date.

The supplementary welfare plan is a defined contribution plan, which does not require actuarial assumptions to measure the obligation or expense.

(c)       Fair value of derivatives and other financial instruments

The fair value of financial liabilities and assets is obtained by means of active markets. However, when this is not feasible, the fair value is determined by using assessment techniques that require levels of judgment. The judgment includes considerations on the data used such as liquidity risk, credit risk and volatility. Changes in the assumptions on these factors could affect the presented fair value of financial instruments.

(d)             Provisions for tax, civil, labor and environmental risks

Provisions are made for all contingencies regarding lawsuits whose possibility of loss is considered probable by legal counsel.

The Company periodically reviews the accrued amounts and if it identifies changes, such as a change of prognosis, applicable limitation period, conclusions of tax inspections or additional exposures identified based on new facts or court decisions, the provisions are adjusted.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(e)              Calculation of impairment, depreciation, amortization and evaluation of fixed and intangible assets

The calculation of depreciation and amortization of fixed and intangible assets includes the economic life estimates of the main Company assets which is reviewed from time to time.

The Company performs an assessment of impairment of fixed and intangible assets annually. If the asset's carrying value is greater than the value in use, it is necessary to make the provision for devaluation, reducing the net carrying value to the recoverable value.

4.       New standards not yet effective

The following standards were issued by the IASB, but are not effective for 2016.

.     IFRS 15 - "Revenue from Contracts with Customers", the purpose of this pronouncement is to set the principles the entity should apply to present useful information to the users of financial statements on the nature, value, timing, and uncertainty of revenues and cash flows from the contract with customers, based on the basic principle that the entity shall recognize revenues on the transfer of goods or services promised to customers at the amount reflecting the consideration which the entity expects to be entitled in exchange for such goods or services. It is effective on January 1, 2018, and although a detailed evaluation of its effects is not completed, the Company does not expect significant impacts on adoption.

.     IFRS 9 - "Financial instruments", addresses the classification, measurement and recognition of financial assets and liabilities. The full version of IFRS 9 was published in July 2014 and becomes effective on January 1, 2018. It replaces IAS 39 guidelines regarding the classification and measurement of financial instruments. The main changes the IFRS 9 brings are: (i) new classification criteria for financial assets; (ii) new impairment model for financial assets, hybrid of expected and incurred losses, replacing the current model of incurred losses; and (iii) flexibility of the requirements for adopting hedge accounting.

Management understands that the new IFRS 9 guidelines will not bring a significant impact on classification and measurement of the Company's financial assets, as well as in accounting hedge relations. The Company has not completed the detailed assessment of how the impairment provisions will be affected by the new model. Although no significant impact is expected, its application probably will anticipate possible recognition of losses.

.     IFRS 16 - "Leases", this standard replaces the previous leasing standard, IAS 17 - Leasing Operations, and related interpretations, and sets the principles for recognition, measurement, presentation and disclosure of leasing for both parties of a contract i.e. clients (lessees) and suppliers (lessors). Lessees are required to recognize a lease liability reflecting future lease payments and a "right of use of an asset" for almost all lease contracts, except some short-term leases and low-value asset agreements. For lessors, the accounting treatment practically remains the same, with the classification of leases as operating leases or finance leases and a different accounting for both lease contract types. It is effective on January 1, 2019, and Management is assessing the impacts of its adoption.

      Although the impacts are still not measured, the Company understands that this new standard will significantly effect the financial standing with possible recognition of the lease liability and the right of use of the leased assets of the Granting Authority (see Note 21).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

5.             Cash and cash equivalents

		2016	2015
Current
Cash and banks		23,530	2,127

Financial investments in Brazil
CDB		84,514	59,872
Repurchase transactions		188,055	565,626
		272,569	625,498

Cash and cash equivalents	2.5	296,099	627,625

Financial investments are represented by securities issued by banks in Brazil and have immediate liquidity. They can be redeemed before maturity, without charges or significant adjustment in the yield previously agreed with the financial institution.

These investments are in CDB and repurchase agreements backed by debentures, with remuneration based on the variation of Interbank Deposit Certificates - CDI, currently in the range between 100.00% and 102.80%.

The reduction of R$ 331,526 is basically due to the lower amount of loans obtained in the year, as well as to the higher amount of repayments, including debt settlement in US dollar.

The calculation of the fair value of financial investments is described in Note 19.

6.             Restricted cash

Restricted cash refers to the financial investment linked to the short-term portion of the Brazilian Development Bank (BNDES) debt, related to the Projects Financing (FINEM) and to the Document of Credit Limit Usage (DULC) being part of the operation guarantee.

This investment, in the amount of R$49,065 (R$43,850 in 2015), is backed by debentures (repurchase operation with banks in Brazil) with remuneration based on the variation of Interbank Deposit Certificates - CDI.

7.              Trade accounts receivable

		2016	2015
Clients in Brazil	(a)	29,825	75,039
Estimated provision for loss in doubtful debt	(b)	(1,106)	(51,793)
		28,719	23,246

(a)  Basically refer to the receivables related to railway freight services rendered, including mutual traffic and right of way charges, for clients that are not related parties.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(b) As disclosed in the 2014 financial statements, the Company accrued the total loss of the value receivable from MMX Sudeste Mineração S.A., referring to the invoicing of 2014 loads and 2013 take or pay. On October 2, 2015 the Company published a material fact notice informing the approval, by an arbitration court, of an agreement regarding the Company's dispute with MMX Sudeste Mineração S.A. - in judicial recovery ("MMX Sudeste"), and with MMX Mineração e Metálicos S.A. ("MMX Metálicos"). The said agreement was qualified in the MMX Sudeste judicial recovery process. On October 28, 2016, Company decided to waive the right to receive 49% of UPI Operação Minerária and royalties as provided in the judicial recovery plan, maintaining only the right to UPI's Net Sales amount. In addition, the Company informs that the Net Sales value was fully paid on November 9, 2016, in the amount of R$21,628, in light of the decisions taken, and was recognized in the 2016 income statement with the reversal of the loss accrual estimated in doubtful debts established in 2014, for the part paid (receipt) the amount of R$21,628 and the remaining balance treated as a definitive loss.

8.             Related parties

The assets and liabilities balances on December 31, 2016, and December 31, 2015, informed in this note, are related to operations with related parties arising from the Company's transactions with its shareholders, related companies and key management personnel.

Transactions with related parties are associated especially to the provision of public service of rail cargo transportation. They are conducted on terms and conditions negotiated with each of the contracting customers, observing the tariff ceilings established by the Granting Authority, which apply to all the concessionaire customers, whether they are related parties or not. In accordance with the Company's Corporate Governance, values negotiated with the related parties are approved by shareholders and follow a tariff model that aims at compensating for the costs of the rail transportation services provided, plus margins that are compatible with those established in the business plan. There are no transactions with negative margins, as established in the concession agreement. Moreover, contracts with related parties are long-term and have penalty clauses for non-fulfillment of planned annual volumes, as with the other captive customers.

In addition to railway cargo shipping service agreements, the Company has other agreements with its related parties regarding maintenance services and improvements in terminals, scrap sales, and maintenance of rolling stock.

The Company has the following balances regarding transactions with related parties:

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

 - Assets

	Receivables
	2016	2015

Vale S.A.	66,000	90,882
Companhia Siderúrgica Nacional	25,842	27,185
Mineração Usiminas S.A. (a)	186,178	31,908
Nacional Minérios S.A. (b)	-	3,831
CSN Mineração S.A. (b)	9,935	16,701
Usinas Siderúrgicas de Minas Gerais S.A.	3,859	20,927
Gerdau S.A.	105	2,875
Gerdau Açominas S.A.	2,329	3,462
Gerdau Aços Longos S.A.	258	992
Ferrovia Centro Atlântica (c)	4,241	946
	298,747	199,709

Current	144,115	199,709
Non-current	154,632	-

(a)  On January 22, 2016, the addendum to the agreement among MRS and Mineração Usiminas S.A. "MUSA" and Usiminas was signed where the parties suspended indefinitely the execution of iron ore shipping agreements. MUSA assumed the obligation to indemnify MRS regarding the investments made for the expansion of capacity to meet the contracted demand in order to achieve the economic and financial balance of the agreements then signed. The amount will be paid in 10 yearly installments of R$ 31,546, a total of R$ 315,460, with no monetary adjustments. The current value of the payment stream is R$ 186,178 on December 31, 2016, R$ 31,546 in current and R$ 154,632 in non-current. In January 2017, the Company received the amount of R$ 31,546.

(b) See Note 24 (a).

(c)  From the amount of R$4.241, R$2.843 refers to receivables as reimbursement due to the shared investment in railway terminal in the Baixada Santista, under the Commitment Agreement 001/2016 signed by and between MRS, ALL -América Latina Logística Malha Paulista S.A. and Ferrovia Centro Atlântica S.A.

As mentioned in Note 18, the Company has a receivable agreement with related companies given as guarantee for loans.

The average time for receiving the receivables from related parties is under 20 days.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

- Liabilities

	Liabilities with related parties		Dividend payable
	2016	2015	2016	2015
Vale S.A.	-	14	10,364	7,342
Minerações Brasileiras Reunidas S.A.	-	-	33,338	23,617
Companhia Siderúrgica Nacional	1,245	18,024	18,722	13,263
CSN Mineração S.A.	93	-	18,733	5,873
Nacional Minérios S.A.	-	-	-	7,398
Usinas Siderúrgicas de Minas Gerais S.A.	17	19	-	-
Gerdau S.A.	828	96	1,245	882
Gerdau Açominas S.A.	5	-	-	-
Usiminas Participações e Logística S.A.	-	-	10,580	7,495
Gerdau Aços Longos S.A.	77	599	-	-
Ferrovia Centro Atlântica (d)	17,069	214	-	-
Others	-	-	6,279	4,528
	19,334	18,966	99,261	70,398

Current	3,031	18,966	99,261	70,398
Non-current	16,303	-	-	-

(d) The liability of R$17,069 (R$766 in current liabilities and R$16,303 in non-current liabilities) basically refers to amounts to be reimbursed to Ferrovia Centro Atlântica for the execution of Lines 7 and 9 of Pátio de Areais, under the Term of Commitment 001/2015, signed by and between MRS and Ferrovia Centro Atlântica.

- Result

	Services revenue (3)			Other operating revenues			Financial income
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Vale S.A. (f)	1,682,315	1,607,675	1,479,022	30,992	271	-	-	-	-
Companhia Siderúrgica Nacional (g)	243,070	673,489	660,754	16,325	4,680	-	1,040	344	-
Mineração Usiminas S.A. (h)	16,971	104,031	178,384	164,626	3	66,300	23,221	-	-
CSN Mineração S.A.	639,063	39,174	-	3,673	-	-	460	-	-
Nacional Minérios S.A.	-	98,814	171,371	-	1,425	-	-	247	-
Usinas Siderúrgicas de Minas Gerais S.A.	114,231	117,858	98,920	-	195	6,272	-	-	-
Gerdau S.A.	1,230	4,065	6,766	1,048	597	1,005	2	-	86
Gerdau Açominas S.A.	106,635	81,203	85,285	1,436	198	63	21	-	91
Gerdau Aços Longos S.A.	8,247	18,194	19,384	11,665	14,589	15,910	15	-	135
Ferrovia Centro Atlântica	36,763	31,725	21,792	407	-	-	-	-	-
VLI Multimodal	772	1,543	1,160	19	-	-	-	-	-
Companhia Metalúrgica Prada	15	247	259	-	-	-	-	-	-
CSN Cimentos S.A.	-	10,639	9,625	-	95	213	-	-	10
Confab Industrial S.A.	110	679	213	-	-	-	-	-	2
Sepetiba Tecon S.A.	-	-	-	11	-	-	-	-	-
Usiminas Mecânica	-	-	-	2	-	-	-	-	-
Votorantim Metais Zinco S.A.	-	1,468	4,996	-	7	46	-	-	-
	2,849,422	2,790,804	2,737,931	230,204	22,060	89,809	24,759	591	324

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(e) Presented gross of taxes.

(f)   In October 2016, the Company registered in "Other operating income" the performance of a part of the contract signed with Vale S.A. regarding the sale of 23 locomotives. Up to December 31, 2016, 6 locomotives were delivered, and the value of such sale was R$29,515. The remaining amount of R$ 1,477 refers to the sale of maintenance materials for these assets.

(g)  The amount of R$ 17,365, included in "Other income" and "Financial income", basically refers to compensation for investments made to meet contracted demand in order to achieve contract economic and financial balance.

(h) The amount of R$ 187,847, included as "Other income" (R$ 164,626) and "Financial income" (R$ 23,221), refers to the recognition of the suspension of the contract mentioned in the letter (a) of this same note.

	Other operating expenses
	2016	2015	2014
Vale S.A.	104	-	-
Companhia Siderúrgica Nacional	62	18,000	-
Gerdau Açominas S.A.	635	-	-
Gerdau Aços Longos S.A.	1,543	-	-
Ferrovia Centro Atlântica	7,250	6,517	15,285
Sepetiba Tecon S.A.	830	-	-
	10,424	24,517	15,285

Key management personnel

The compensation due or paid to the Company's key management personnel, which includes its President and Executive Officers, is stated below:

	2016	2015	2014
Short-term benefits
Fees and charges	5,602	5,019	5,071
Bonus	5,598	5,405	5,612
Other benefits	214	101	139

Post-employment benefits
Pension plans	343	218	206

Other long-term benefits
Long-term incentives	11,655	6,349	3,686
	23,412	17,092	14,714

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

9.             Other receivables

		2016	2015
Concession and lease receivable amounts	(a)	49,390	42,724
Judicial bonds	(b)	5,988	5,988
Reduction to the recoverable value of judicial bonds	(b)	(5,988)	(1,796)
Other receivables	(c)	11,059	3,933
Estimated losses for doubtful debts	(d)	(1,602)	-
		58,847	50,849

Current		8,879	3,222
Non-current		49,968	47,627

(a)  Amounts receivable from concession and lease in non-current assets correspond to a favorable decision in a process involving the Granting Authority over amounts paid in the monetary adjustment of quarterly concession and lease installments from October 1997 to April 2001 (Accumulated IGP-DI variation versus monthly IGP-DI variation). Confirmed on appeal, in accordance with a court decision issued on August 8, 2013, by the Superior Court of Justice in REsp 1254786/RJ. In June 2014, judgment was given in favor of MRS, through which the Judge of the 22th Federal Court of the Judiciary Section of Rio de Janeiro determined the payment of the undisputed amount of R$ 17,331, with the installment of the lease and concession that expired in July 2014 (see Note 21 of the 2014 financial statements). The proceeding is in the settlement process, and the decision was issued in October 2015, appointing an expert and calling on the parties to submit questions and indicate technical assistants. In January 2016, the Federal Government was notified of the decision, rejecting its appeal for the request for clarification regarding the decision that led to the expert investigation, pending review by the TRF/2 filed by the Federal Government against a decision that determined the investigation on the existence of a remaining value to be set off by MRS.

(b) Refers to the remaining balance of the judicial bonds purchased by the Company in 2010 and used in March 2011 to discharge ICMS RJ cash debts, less the reduction to the recoverable amount that in 2015 was 30% of the judicial bond balance. In 2016, the Company reassessed the recoverability of these bonds and accrued the loss of the remaining balance, increasing the provision by R$ 4,192 (R$ 1,796 in 2015).

(c)  Refers to amounts receivable resulting from the refund of social security contribution on the healthcare agreement, sale of scrap, maintenance service provision, rents and other amounts unrelated to the railway freight service.

(d) Refers to the formation of an estimated loss on doubtful debt, related to clients with lawsuits in progress to receive overdue credits.

10.          Inventories

		2016	2015
Maintenance materials	(a)	85,813	93,001
Material under recovery process	(b)	1,269	5,973
Ongoing imports		1,025	411
Fuels		8,998	6,846
Others		1,537	805
Provision for loss by obsolescence	(c)	(6,736)	(5,680)
		91,906	101,356

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(a)  Refer to the materials that will be used in the Company's own maintenance services, especially in locomotives, wagons and permanent way.

(b) Refer to the maintenance materials that will be recovered in order to be used again in the Company's operations.

(c)  Refer to the provision for loss of some maintenance materials considered obsolete or of low turnover.

11.           Taxes recoverable

		2016	2015
Tax on movement of goods and services - ICMS	(a)	90,660	86,527
(-) Provision for loss of ICMS	(a)	(31,100)	(27,034)
PIS/COFINS recoverable	(b)	57,742	64,011
Withholding income tax	(c)	49,322	50,229
IRPJ/CSLL recoverable		511	511
Others		225	590
		167,360	174,834

Current		107,852	91,582
Non-current		59,508	83,252

(a)  Mainly refer to credits arising from acquisitions of fixed assets and purchases of inputs, net of provision for loss of non-recoverable credits.

(b) Mainly refer to fixed asset credits recoverable in 48 installments.

(c)  Refers to withholding income tax on financial investments and gains on derivative transactions -swap. As income is taxed only on the redemption of investments and winding-up of swaps, this amount includes the provision for tax at source on these operations.

The composition of ICMS credits in the states of Rio de Janeiro and São Paulo, included in current assets, is shown below:

	2016	2015
ICMS credit composition - current
ICMS - RJ	32,563	19,542
ICMS - SP	12,206	12,015
Current total	44,769	31,557

The credit balance of R$ 44,769 will be used in 2017.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

12.          Prepaid expenses

		2016	2015
Lease advances	(a)	165,115	163,457
Insurance	(b)	11,858	2,143
Other prepaid expenses		7,815	6,351
		184,788	171,951

Current		24,699	15,419
Non-current		160,089	156,532

(a)  The lease advances are appropriated to the cost of the services provided on the straight-line basis over the term of the leasing contract (360 months). The current installment comprises the amount of advances to be amortized in up to 365 days. In 2016, the amortized lease amount was R$ 8,817 (R$ 8,817 in 2015). Details of the operation are described in Note 21.

(b) Refers to prepayments of insurance and other prepaid obligations. The increase of R$ 9,715 is especially due to the renewal of operational risk insurance policy which expires on March 31, 2018.

13.          Other current and non-current assets

The group of other current and non-current assets is comprised as follows:

		2016	2015
Court deposits	(a)	88,307	61,603
Advances to third parties	(b)	7,452	6,853
Audiovisual investment	(c)	551	1,422
		96,310	69,878

Current		7,452	6,854
Non-current		88,858	63,024

(a)  Refers to appellate court deposits made to permit the court to allow an appeal under the law. They are monetarily restated and recorded in non-current assets until there is a final court decision. See further details in Note 23.1.

(b) Corresponds to advances granted to suppliers and employees such as vacation advance, vacation loan and other advances.

(c)  Represent the investments made for the production of Brazilian cinematographic audiovisual works, according to Law 8,685/93. The audiovisual investments are being amortized during the term of each cinematographic work.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

14.          Fixed assets

By their nature, fixed assets are comprised as follows:

	2016						2015
	Improvements on third parties properties	Locomotives	Wagons	Construction in progress	Others	Total	Total
Cost
On January 1	3,428,265	2,561,030	2,266,756	483,871	561,810	9,301,732	8,492,691
Additions	-	-	-	607,937	-	607,937	851,663
Transfers / Reclassifications	442,121	75,660	87,821	(637,353)	31,751	-	-
Donation write-back (provision)	12,852	-	(494)	-	-	12,358	(6,701)
Disposals	(12,949)	(31,778)	(5,937)	(3,521)	(4,991)	(59,176)	(35,921)
On December 31	3,870,289	2,604,912	2,348,146	450,934	588,570	9,862,851	9,301,732
Depreciation
On January 1	(1,114,420)	(1,025,884)	(748,138)	-	(266,333)	(3,154,775)	(2,676,962)
Additions	(243,687)	(129,392)	(127,652)	-	(49,945)	(550,676)	(502,405)
Disposals	200	16,081	2,099	-	3,732	22,112	24,592
On December 31	(1,357,907)	(1,139,195)	(873,691)	-	(312,546)	(3,683,339)	(3,154,775)
Net carrying value
On December 31	2,512,382	1,465,717	1,474,455	450,934	276,024	6,179,512	6,146,957

The details of fixed assets for 2015 are disclosed in Note 14 to the financial statements for 2015.

Provision write-back

The amount of R$ 12,852 refers to the provision  for real estate donation constituted in 2015, whose donations were made in 2016.

Disposals

On October 14, 2016, MRS entered into a contract for the sale of 23 GE Dash-9 locomotives and parts to Vale S.A., six (6) of which were sold and delivered to Vale S.A. in 2016, causing a negative effect of R$ 15,191 in the fixed assets. The other 17 locomotives will be delivered in 2017.

Capitalized loan costs

The capitalized loan costs in 2016 was R$ 29 (R$ 280 in 2015). The rate used to determine the cost amount of financing subject to capitalization was 10.5% per year (10.6% in 2015), representing the Company's average financing rate.

Construction in progress

Construction in progress is primarily represented by expenditure incurred in the expansion, recovery and modernization of the permanent way, locomotives, wagons, and leased signaling and telecommunication systems, as well as the purchase of locomotives and wagon, which will be transferred to the final fixed asset account and depreciated from the date they are available to use.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Useful life review

In compliance with IAS 16 - Property, Plant and Equipment, the Company annually reviews the economic life of its main assets. Thus, according to a technical report issued by EY CT Valuation, as well as publication in the Brazilian Federal Gazette of December 27, 2016, from January 2017 the life of some assets and components will be changed according to the table below:

	2016		2015
Asset groups	%	Years	%	Years

Immovable assets
Improvements in the permanent way	9.09	11	8.33	12

Locomotives
Diesel locomotives	3.33	30	4.17	24

Wagons
Average life of components	16.67	6	20.00	5

The annual depreciation rates and lives of the main asset groups applied in 2016 are shown in Note 2.11.

Certain fixed asset items are provided as security for loans and financing operations. The net carrying amount of these assets is R$ 2,446,023 (R$ 2,527,986 in 2015).

15.          Intangible assets

By their nature, intangible assets are comprised as follows:

	2016				2015
	Concession advance payment	Computer systems and software	Ongoing projects	Total	Total
Cost
On January 1	16,834	196,882	5,487	219,203	209,118
Additions	551	-	5,382	5,933	10,085
Transfers	-	3,918	(3,918)	-	-
Provision for asset losses	-	(546)	-	(546)	-
At the end of the period	17,385	200,254	6,951	224,590	219,203
Amortization
On January 1	(8,482)	(167,641)	-	(176,123)	(159,669)
Additions	(444)	(12,093)	-	(12,537)	(16,454)
At the end of the period	(8,926)	(179,734)	-	(188,660)	(176,123)
Net carrying value	8,459	20,520	6,951	35,930	43,080

The details of intangible assets for 2015 is disclosed in Note 15 to the financial statements for 2015.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The part that refers to the concession advance payment (concession fee) is appropriated to the cost of the services rendered over the term of the concession agreement (360 months).

The intangible assets amortization rate, excluding concession fee, was estimated at 20% per year.

16.          Labor and social security obligations

	2016	2015

PSP - Profit Sharing Plan / Bonus	67,303	65,099
Provision for Vacation and Christmas bonus	30,023	30,148
Wages payable	27,423	15,223
Social security	13,349	17,483
FGTS	5,500	5,355
IRRF payable	3,379	2,323
Others	12,692	13,171
	159,669	148,802

17.           Tax obligations

	2016	2015
Income tax	102,442	30,240
Social contribution tax	24,425	15,248
ICMS	2,785	2,775
COFINS	14,287	10,353
PIS	2,752	2,178
Others	3,918	4,434
	150,609	65,228

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

18.          Loans and financing

Loans and financing are comprised as follows:

		2016	2015
Local currency
BNDES:		1,322,467	1,633,498
FINEM	(a)	763,937	910,320
DULC	(b)	361,424	432,211
FINAME	(c)	197,106	290,967
BDMG	(d)	15,860	24,968
FINEP	(e)	5,397	8,635
Derivative financial instruments - swap	19	24,877	34,932
		1,368,601	1,702,033
Transaction costs		(2,037)	(2,373)
		1,366,564	1,699,660
Foreign currency
Bank of Tokyo	(f)	244,682	586,490
Fair value hedge adjustment - Bank of Tokyo	19	(721)	-
Ex-Im	(g)	63,456	109,809
		307,417	696,299
Transaction costs		(590)	(1,149)
		306,827	695,150

Debentures	(h)
5th Issue		214,721	319,738
6th Issue		302,617	302,362
7th Issue		673,063	631,258
		1,190,401	1,253,358
Transaction costs		(34,261)	(8,973)
		1,156,140	1,244,385

Finance lease
Computing Equipment	(i)	317	-
		317	-

Total loans and financing + transaction cost		2,829,848	3,639,195

Current		653,491	876,843
Non-current		2,176,357	2,762,352

(a) FINEM operations, contracted with BNDES, have a nominal rate equal to the effective rate and are subject to TJLP charges plus spread of up to 3.41% per year or a fixed rate of 2.50% per year up to 5.50% per year. These funds shall be used to cover expenses aimed at reducing the number of accidents, improving the operational cycle and acquiring rolling stock, as well as building bridges, overpasses and underpasses, and social projects. During 2016, new amounts borrowed totaled R$ 733. The final maturity of the contract is June 15, 2024. These operations are secured by commercial agreement receivables that represent at least 130% of debt service, chattel mortgage of financed assets, emerging rights and a restricted financial investment equivalent to 3 (three) financing installments payable.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(b) DULC direct operations with BNDES have a nominal rate equal to the effective rate and are subject to TJLP charges plus spread of up to 2.06% per year or fixed rate of 4.50% per year. The purpose of this operation is to finance logistical projects, expansion of the permanent way, modernization and recovery of assets, infrastructure reliability, and locomotive purchases as well as social projects. During 2016, new borrowings totaled R$ 22,169. The final maturity of the contract is June 15, 2023. The contract is secured by commercial agreement receivables that represent at least 130% of debt service, rights emerging from concession and restricted financial investment equivalent to 3 (three) financing installments payable.

(c)  FINAME , financing with BNDES resources, has a nominal rate equal to the effective rate and refers to the acquisition of wagons and locomotives, subject to TJLP charges plus spread equal to one TIR (internal rate of return) of 10.0% per year or a fixed rate of 5.50% per year. During 2016, new borrowings totaled R$ 6,719. The final maturity of the contract is January 15, 2021. These operations have as security the chattel mortgage of the financed assets.

(d) The financing with the BDMG - Banco de Desenvolvimento de Minas Gerais - has a cost equal to the IPCA plus a fixed rate of 5.76% per year, with the purpose of acquiring equipment for the modernization of the railway network. The balance for 2016 refers to the release of the first installment of the loan in the amount of R$ 40,000 in 2011. This contract is secured by a letter of guarantee and final maturity is December 24, 2018. The other tranche, subject to the SELIC rate plus a fixed rate of 2.00% per year, ended in December 2016.

(e) The loan with FINEP - Financiadora de Estudos e Projetos, has a fixed nominal rate equal to the effective rate corresponding to 5.00% per year. The purpose of the operation was to finance the project, whose focus is the development of ecologically sustainable alternatives for the production and use of sleepers. This contract is secured by a letter of guarantee and the final maturity is August 15, 2018.

(f)   The financing with Bank of Tokyo has a fixed nominal rate equal to the effective rate corresponding to 3.05% per year. Contracted and disbursed in September 2013, this foreign currency transaction aimed to reinforce the Company's cash position for the increased investments made, as well as repay in advance, in September 2013, a funding via NCE (Export Credit Note), in order to lengthen the term of the debt and improve the Company's future repayment flow. The Company has given no collateral for this contract and the final maturity is March 18, 2019. The other financing agreed with Bank of Tokyo, disbursed in December 2011, was settled in December 2016.

(g) The financing with the US Export-Import Bank (Ex-Im) is subject to a nominal fixed rate of 3.30% per year. This operation, agreed in March 2009 and disbursed in April of the same year, had the purpose of purchasing 38 new locomotives, which constitute the collateral of the contract itself. Final maturity  is March 25, 2019.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(h) Debentures:

•       5th Issue

On July 18, 2012, Company issued R$ 300,000 in non-convertible debentures according to CVM instruction 476. The operation has the purpose of reinforcing working capital and lengthening the Company's debt profile. The debentures were issued in an indexed series according to the CDI variation plus a 0.9% surcharge, defined after the book building process, with interest paid semi-annually throughout the issuance period and annual repayments in the 4th, 5th and 6th year. On April 11, 2016, the General Meeting of Debenture Holders of MRS 5th Issuance of Debentures resolved for the early maturity of the Debentures, by changing the current item "XVIII" of clause 6.1.2 to the following: "(xviii) a downgrade in the Issuer's risk rating, during Debentures term of effectiveness for rating "A-" or lower (national scale) assigned by Standard and Poor's, unless approved by Debenture Holders representing seventy-five per cent (75%) of the outstanding Debentures, in a meeting, being assured to the debenture holder, who has voted in favor of the declaration of Debentures early maturity, the right to have their Debentures redeemed by the Issuer within a maximum term of sixty (60) days as of the date of knowledge of the event;" and repricing CDI variation + 0.90% for CDI variation + 2.50%, from April 20, 2016 until this issue's due date. Final maturity is July 18, 2018.

•       6th Issue

On December 10, 2013, the Company issued R$ 300,000 in debentures with the same characteristics and conditions of the 5th issue. In addition, on April 11, 2016, the General Meeting of Debenture Holders of MRS 6th Issuance of Debentures resolved for the early maturity of the Debentures, by changing the current item "XVII" of clause 7.1 Deed of Issue to the following: "XIII - downgrade in the Issuer's risk rating, during the term of effectiveness of Debentures, to "A-" (national scale) rating or lower, assigned by the Risk Rating Agency, unless approved by Debenture Holders representing 2/3 (two-thirds) of the Outstanding Debentures, in a General Meeting of Debenture Holders;" and repricing CDI variation + 0.90% for CDI variation + 2.90%, from April 20, 2016 to the issue expiration date. Final maturity is December 10, 2019.

•       7th Issue

On February 15, 2015, the Company issued R$ 550,726 in debentures, of which R$ 336,340 related to the 1st issue series and R$ 214,386 related to the 2nd issue series. Due to the issue value correction provided in the deed, between the issue date and the settlement date, the total disbursed was R$ 555,003.

The issuance occurred pursuant to CVM Instruction 400, and 550,726 simple, non-convertible in shares, unsecured debentures with a unit value of R$ 1 were issued. The proceeds from the issuance shall be used in full to finance the revitalization projects of the permanent way and expansion of the approved Communication-Based Train Control (CBTC) project, and considered priority by the Ministry of Transport, which is why the debentures have a tax exemption benefit according to Law 12,431.

On April 6, 2016, the General Meeting of Debenture Holders of MRS 7th issue of Debentures resolved not to demand acceleration of the Debentures, and provided a waiver for the Debentures having their risk rating lowered by two notches, in relation to the Debenture risk classification on the issue date, until February 15, 2024 and payment of premium (flat), incident on the unit nominal value duly updated, equivalent to 4.35% for the 1st Series of Debentures and 5.35% for the 2nd Series of debentures. The premiums were paid on April 15, 2016, based on the unit nominal value updated on April 14, 2016.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The first series of this issue will mature in 7 years and is subject to the IPCA + 5.9828% per year. The second series of the issue will mature in 10 years and its interest rate is IPCA + 6.4277% per year.

All debentures issued have unsecured guarantees.

(i)   Finance lease:

The lease agreement signed in October 2016 and classified as financial is related to the purchase of Data Center infrastructure equipment. The said finance lease agreement has a purchase option at the end of its term.

	2016			2015
	Cost	Accumulated Depreciation	Net	Net
Data center Equipment	329	-	329	-
	329	-	329	-

The present value and minimum future payments are:

Years	Present value	Future value
2017	155	189
2018 to 2022	162	173
After 2022	-	-
	317	362

Repayments of non-current debt are scheduled as follows:

				After
	2018	2019	2020	2020	Total
FINAME	59,536	37,036	3,450	2,503	102,525
DULC	101,508	58,337	32,479	66,504	258,828
FINEM	149,645	149,645	142,443	171,339	613,072
Debentures	200,021	100,000	-	638,557	938,578
BDMG	7,919	-	-	-	7,919
FINEP	2,154	-	-	-	2,154
Bank of Tokyo	165,569	82,784	-	-	248,353
Ex-Im	28,193	7,048	-	-	35,241
Finance lease	162	-	-	-	162
	714,707	434,850	178,372	878,903	2,206,832

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

In December 2016, transaction costs of fund raising were represented as follows:

	Current	Non-current					Total
	2017	2018	2019	2020	After 2020	Total	Current and non-current
DULC	156	145	137	132	279	693	849
FINEM	250	243	237	232	214	926	1,176
FINAME	3	3	2	2	1	8	11
Debentures	5,631	5,875	6,115	6,324	10,316	28,630	34,261
Ex-Im	373	191	27	-	-	218	591
	6,413	6,457	6,518	6,690	10,810	30,475	36,888

On December 31, 2016 and 2015, the amount of transaction costs incurred in each fund raising process was as follows:

	2016	2015

FINEM	733	192,920
(-) fund raising costs	-	-
% costs/Amount of fund raising	0.0%	-

DULC	22,169	61,084
(-) fund raising costs	-	(673)
% costs/Amount of fund raising	-	-1.10%

FINAME	6,719	-
(-) fund raising costs	(7)	-
% costs/Amount of fund raising	-0.1%	-

Debentures 7th issue	-	555,003
(-) fund raising costs	-	(8,614)
% costs/Amount of fund raising	-	-1.55%

Debentures 7th issue (waiver fee)(j)	-	-
(-) fund raising costs	(29,568)	-

(j)    See Note 18 (h).

Financial restrictive conditions (covenants)

Loan and financing agreements have restrictive covenants related to the maintenance of certain financial indexes. The covenants' restrictive conditions remain unchanged compared to 2015 and all covenants were met on December 31, 2016 and 2015. The debentures issued by the Company also have restrictive covenants related to the maintenance of certain financial indexes as well as maintenance of minimum risk rating assigned by Standard and Poor's, and all covenants were met on December 31, 2016.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

19.          Derivative financial instruments

Operations with financial instruments

The calculation of the fair value of cash equivalents and restricted cash is as follows: for applications with maturity of less than or equal to 60 days, the fair value is considered as the original value itself. If the maturity exceeds 60 days, the fair value is calculated at the interest rate agreed until the maturity, and discounted at a higher rate equivalent to 110% of the contracted rate, representing a penalty for any investment redemption during the non-liquidity period.

For loans and financing that have public market quotations with a reference interest rate, cash flow is calculated to maturity based on the contractual rate and then discounted at  the current rate obtained from the public source. For loans and financing without a public interest rate source, after the flow is calculated to maturity at the contractual rate, it is discounted at the interest rate obtained from transactions similar in terms of risk and time. In case of any difficulties to identify comparable financing, the discount rate may be determined by consulting with financial institutions.

The following table shows book amounts of all transactions with financial instruments of the Company that differ from their fair value:

	2016		2015
	Book value	Fair value	Book value	. Fair value
Liabilities
Loans and financing in foreign currency	307,417	308,517	696,299	699,992
Total	307,417	308,517	696,299	699,992

The fair value calculation of loans considers the market quotation of the respective operations, except those that (i) do not have a reference market or (ii) whose liquidation (redemption value) can be made without penalty. For these cases, the fair value is equal to the value in the curve.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Classification of financial instruments

The following table shows book amounts of all transactions with financial instruments of the Company and their respective classification:

	2016				2015
	Derivatives used for hedge	Fair value	Loans and receivables	Total	Fair value	Loans and receivables	Total
Assets
Cash and cash equivalents	-	-	296,099	296,099	7,834	619,791	627,625
Restricted cash	-	-	49,065	49,065	-	43,850	43,850
Receivables	-	-	87,566	87,566	-	74,095	74,095
Related parties	-	-	298,747	298,747	-	199,709	199,709
Gains on transactions with derivative financial instruments - swap	85,522	-	-	85,522	269,633	-	269,633
Total	85,522	-	731,477	816,999	277,467	937,445	1,214,912

	2016				2015
	Derivatives used for hedge	Fair value	Other financial liabilities	Total	Fair value	Other financial liabilities	Total
Liabilities
Suppliers	-	-	241,261	241,261	-	251,222	251,222
Related parties	-	-	19,334	19,334	-	18,966	18,966
Loans and financing in R$	-	-	1,343,724	1,343,724	-	1,667,101	1,667,101
Loans and financing in USD	-	-	308,138	308,138	-	696,299	696,299
Debentures	-	-	1,190,401	1,190,401	-	1,253,358	1,253,358
Losses on transactions with derivative financial instruments - swap	21,924	2,953	-	24,877	34,932	-	34,932
Fair value hedge adjustment - Bank of Tokyo	(721)	-	-	(721)	-	-	-
Total	21,203	2,953	3,102,858	3,127,014	34,932	3,886,946	3,921,878

Derivative financial instruments

The Company has derivative financial instruments to protect itself from risks related to foreign currency and interest rate.

The derivative financial instruments are initially recognized at the fair value on the date the derivatives contract is signed, and remeasured thereafter at the fair value. The derivatives are presented as financial assets when the instrument's fair value is positive, and as financial liabilities when the fair value is negative.

While derivative transactions are intended to protect the Company from any oscillations arising from its exposure to market risks, it was decided not to adopt the hedge accounting methodology for most of the operations.

However, as mentioned in Note 2.7, since April 1, 2016, the Company chose to designate a cross-currency swap as a Fair Value Hedge, protecting thus the fair value of the hedged item, which is the debt contracted with Bank of Tokyo in September 2013. Swap operations, which, on December 31, 2016, showed a receivable net balance of R$ 60,645 (R$234,701 in 2015), were accounted for as income.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The Company documented such hedge as a Fair Value Hedges after the tests showed that it is expected that the hedge is highly effective in offsetting the changes in fair value of the hedged item.

From the swap designation as a Fair Value Hedge, the variation of the hedge fair value is still registered in the financial statements, but at the same time the variation of the designated risk fair value, subject of the hedge, is calculated and registered in the liabilities against the financial result.

	Fair Value Hedge Object
	2016	2015
Debt	244,682	293,183
Fair value hedge adjustment	(721)	-

	Impact on Financial Result
	2016	2015
Financial income
Fair value hedge adjustment	1,921	-

Financial expense
Fair value hedge adjustment	(1,200)	-
Net financial income	721	-

Derivative designated for Fair Value Hedge accounting	Reference amount (notional)	Fair value
Contract type	2016	2016
Swap contracts
Asset position
Fixed Dollar (fixed Dollar for CDI real)	169,680	247,595
Liability position
CDI Real (fixed Dollar for CDI real)	169,680	(172,774)

Total swap contracts		72,821

Income tax provision on swap gains		(11,223)

Total income net swap contracts		63,598
Classified
In non-current assets		85,522
In current liabilities (Loans and financing)		(21,924)
		63,598

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Undesignated derivatives	Reference amount (notional)		Fair value
Contract type	2016	2015	2016	2015
Hedge contracts
Asset position
Fixed Dollar (fixed Dollar for CDI real)	62,701	411,185	62,350	698,815
Liability position
CDI Real (fixed Dollar for CDI real)	62,701	411,185	(65,303)	(421,945)

Total hedge contracts			(2,953)	276,870

Income tax provision on hedge gains			-	(42,169)

Total income on net hedge contracts			(2,953)	234,701
Classified
In current assets			-	136,577
In non-current assets			-	133,056
In current liabilities (Loans and financing)			(2,953)	(34,932)
			(2,953)	234,701

The Company has only swap derivative instruments. As for the swap asset leg, tied to a fixed rate plus U.S. dollar exchange variation, the amount is calculated at the agreed rate up to the maturity date and then discounted at the current rate corresponding to the remaining term between maturity and present date. Finally, the amount resulting from this calculation is converted at the current exchange rate.

For the liability leg, which is tied to a given CDI percentage, the value is calculated up to the maturity date by applying such percentage. Then this value is discounted at 100% of the CDI rate to the present date.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Description	2016			2015
	Notional value	Fair value	Maturities	Notional value	Fair value	Maturities
Swap contracts
Asset position			Mar/17			Mar/16
Foreign currency	232,381	309,945	to	411,185	698,815	to
Liability position			Mar/19			Mar/19
Rates (fixed)	232,381	238,077		411,185	421,945

The Company's derivative financial instruments are with the following counterparties:

Entity	MRS Receives	MRS Pays	Start Date	Maturity Date	Contracted Notional Value (USD)	Fair Value 2016 (R$) Asset Leg	Fair Value 2016 (R$) Liability Leg	Gain (loss) (R$) Asset - Liability (*)

Swap contracts
Santander	USD + 2.07%p.a. to 3.49%p.a.	100% to 108% of CDI	Dec/28/16	Jun/26/17	7,700	25,126	25,601	(475)
Itaú			Dec/29/16	Dec/25/17	3,900	12,672	12,681	(9)
Banco do Brasil			Jun/27/16	Mar/27/17	7,450	24,552	27,021	(2,469)
Bank of Tokyo			Dec/18/13	Mar/15/19	75,000	247,595	172,774	74,821
Total					94,050	309,945	238,077	71,868

(*) Amounts gross of Withholding Income Tax of R$11,223, totaling a net derivative position of R$60,645.

19.1. Fair value hierarchy

The Company uses the following hierarchy to determine and disclose the financial instruments fair value:

•         Level 1: Financial instruments that have data from an active market (unadjusted quoted price) with daily accessibility, including at the fair value measurement date.

•         Level 2: Financial instruments that have data derived from an active market (unadjusted quoted price) not included in Level 1, extracted from a pricing model based on observable market data.

•         Level 3: The instruments classified as being Level 3 are those whose valuations extracted from a pricing model based on non-observable data.

The Company's derivative financial instruments, having a receivable net balance of R$60,645 on December 31, 2016, as well as the financial instruments linked to cash (including cash, cash equivalents and restricted cash) have been classified as Level 2 in the fair value hierarchy. There are no financial instruments rated as Level 3 or Level 1 held by the Company.

During 2016, there were no transfers between levels.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

	2016		2015
	Fair value	Level	Fair value	Level
Assets (Liabilities)
Derivative financial instruments - assets	85,522	2	269,633	2
Derivative financial instruments - liabilities	(24,877)	2	(34,932)	2
Cash and cash equivalents	296,099	2	627,625	2
Restricted cash	49,065	2	43,850	2
Receivables	87,566	(*)	74,095	(*)
Related parties	298,747	(*)	199,709	(*)

(*) There is no level rating for these financial instruments in the fair value hierarchy.

19.2.   Objectives and policies for the financial risk management

The Company's main financial liabilities that are not derivatives, since they refer to loans, trade accounts payable and other accounts payable. These financial liabilities are mostly intended to raise funds for the Company's operations. The Company has loans and other credits, trade accounts receivable and other accounts receivable, cash deposits and short-term deposits that result directly from its operations, and also contracts transactions with derivatives.

The Company is exposed to market risk, credit risk and liquidity risk.

Senior management oversees the management of these risks, supported by a finance committee of the Board of Directors, thus contributing to maintain a financial risk governance structure suitable for the Company.

The finance committee recommends actions to the Company's senior management so that activities related to financial risks are governed by appropriate policies and procedures approved by the Board of Directors. All activities involving derivatives are aimed at managing risks, and there are no derivative transactions for speculative purposes. The financial risk management policy is reviewed and approved by the Board of Directors on an annual basis.

The finance committee reviews and establishes a management policy for each risk, intended mainly to reduce any unexpected financial or economic situation that may impact the Company's results for its planned cash flow. As a second purpose, we seek to minimize the likelihood of: (i) unforeseen requirement of additional fund raising; and (ii) MRS breaching financial covenants previously assumed.

As a key risk management mechanism, internal controls used by the Company's management are focused on monitoring the percentage of debt in foreign currency that is currently protected by derivative financial instruments. For this reason, most of the Company's exposure to foreign exchange risk has been covered by swap contracts.

Additionally, the Company not only monitors the results of these transactions at their fair value, but also simulates deterioration scenarios for relevant market variables, evaluating stress situations and their respective financial impact.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

19.3. Policy for use of derivative financial instruments

The Company's policy is to mitigate its exposure to market risks, seeking to reduce the financial impact of exchange rate and interest rate fluctuations. This policy is implemented by strategically monitoring assets and liabilities exposed to such variables, along with using derivative operations that allow controlling the risks involved.

Derivative transactions basically occur through an exchange rate swap versus CDI percentage, all of them with a first-class bank as a counterparty and involving fixed rates in foreign currency, with no margin deposit as collateral. It is noteworthy that all the derivative contracts are intended to reduce risk exposure and are not speculative in nature.

19.4. Market risk

Market risk is the risk that the future cash flow fair value of a financial instrument has of fluctuating due to market price variations. Market prices comprise three types of risk: interest rate risk, exchange rate risk, and price risk, which may be of commodities or shares, among others, which will be detailed below. Financial instruments affected by market risk include loans payable, deposits, financial instruments available for sale and measured at fair value through profit or loss, and derivative financial instruments.

(a)              Interest rate risk

The interest rate risk arises from the possibility of the Company being subject to financial losses caused by changes in interest rates to which it is exposed.

The Company has significant liabilities subject to local floating interest rates such as CDI, TJLP - Long-Term Interest Rate and IPCA.

The risks associated with CDI, TJLP and IPCA are assessed by sensitivity analysis, where rates are increased by 25% (scenario 1) and 50% (scenario II) against the rates of the likely scenario adopted by the Company, by using market forecasts for 2017 based on the FOCUS market report published by the Central Bank of Brazil, and TJLP, on December 31, 2016.

In the table below, note that, on the base date of December 31, 2016, the increase of 50% both in CDI and TJLP (scenario II) represents a loss lower than 5% (5% in 2015) and increased Net Liability Position of about R$ 60,350 (R$ 74,700 in 2015) when compared to the likely scenario, which is why the Company opted to not use derivative instruments to minimize such exposure.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

In millions of reais

	Base 2016	Likely 2017	Scenario I	Scenario II
CDI	13.63%	11.44%	14.31%	17.17%
TJLP	7.50%	7.50%	9.38%	11.25%
IPCA	6.29%	4.87%	6.09%	7.31%

Liabilities	1,973.1	2,100.7	2,140.1	2,179.5
TJLP Debt	528.8	536.4	545.8	555.3
CDI Debt	517.3	576.5	591.3	606.1
IPCA Debt	688.9	722.5	730.9	739.2
CDI Swap Liability Leg	238.1	265.3	272.1	278.9

Assets	321.6	358.4	367.6	376.8
Financial applications	321.6	358.4	367.6	376.8

Net exposed position	1,651.5	1,742.3	1,772.5	1,802.7

	Book value
	2016	2015
Fixed rate instruments
Financial assets	-	-
Financial liabilities	793,992	970,503
	793,992	970,503
Floating rate instruments
Financial assets	345,164	671,475
Financial liabilities	2,047,867	2,646,255
	2,393,031	3,317,730

(b)              Exchange rate risk

The Company's results are subject to significant variations due to the volatility effects of exchange rates on liabilities in a currency other than its functional currency.

Especially the exposure to currency risk (exchange rate risk) is concentrated on purchases and loans made primarily in US dollar, which closed 2016 with devaluation of 16.87% (47.01% in 2015) against the real.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

	2016	2015
Foreign currency assets
Ongoing imports	1,025	411
Advances to suppliers	-	82
Swap financial instruments	309,945	698,815
	310,970	699,308
Foreign currency liabilities
Suppliers	(18,505)	(38,432)
Loans and financing	(307,417)	(696,299)
	(325,922)	(734,731)
Net exposure	(14,952)	(35,423)

Below is presented the variations on the Company's assets and liabilities linked to the exchange rate arising from applying stress scenarios. It was decided to keep the asset leg of the swap separate so as to make more evident the effect on derivatives.

The following sensitivity analysis refers to the position on December 31, 2016, and seeks to simulate how stress risk variables can affect the Company. The first step was to identify the key factors that may potentially generate losses for results, which is comprised of the exchange rate. The analysis started from a base scenario represented by the book amount of operations i.e. taking into account the selling rate of December 31, 2016, and interest accrued to that date. Moreover, three scenarios were drawn up, I, II and III, representing, respectively, the likely scenario and potential 25% and 50% deterioration scenarios in risk variable.

To conduct this analysis, the Company uses as a basis for the probable scenario the exchange rate at the end of 2017, disclosed in the latest Focus - Bacen Report prior to year-end. Based on the likely exchange rate, the 25% and 50% risk deterioration scenarios are produced.

The following tables represent the sensitivity analysis showing the net effect resulting from these stress factors in exchange rates for years 2016 and 2015, respectively.

Dollar Appreciation Risk - 2017
		R$ Millions
Transaction	Likely Scenario I	Scenario II	Scenario III
Hedge - Swap Asset Leg	21.0	82.7	165.5
Debt in USD	(20.8)	(82.1)	(164.1)
Net Operation Increased Risk USD	0.2	0.6	1.4

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

	Exposure	Likely Exposure	Real	Expected Rate	Impact
	(R$ Millions)	(R$ Millions)			25%	50%
Swap Asset Leg in Dollars	310	331	3.2591	3.48	4.35	5.22
Debt in Dollars	(307)	(328)	3.2591	3.48	4.35	5.22

These transactions are primarily made in Real and Dollar.

(c)              Credit risk

Refers to the possibility of the Company incurring losses due to default by any counterparty or financial institution in which it deposits resources or financial investments. In order to mitigate these risks, the Company adopts as a practice the analysis of the financial and equity situation of its counterparties, as well as defining the credit limits and constantly monitoring outstanding accounts.

	2016	2015
Cash and cash equivalents	296,099	627,625
Restricted cash	49,065	43,850
Receivables	87,566	74,095
Related parties	298,747	199,709
Derivative financial instruments - swap	85,522	269,633
Total	816,999	1,214,912

(i)    Receivables

The Company has accounts receivable concentrated in some big customers, which are also its related parties (Note 8), representing, on December 31, 2016, 77.33% of the total accounts receivable (72.94% in 2015).

Such customers require transportation of cargo considered "captive" and have the same credit policy, determined in their service agreements. For such customers, the credit risk is relatively low due to the mitigating procedures defined in the agreement.

For customers with transportation of cargo not "captive", the Company adopts the credit policies determined by its management, which aim to reduce problems arising from customer default. In these cases, the Company performs a daily management of credit and collection. In case of default, the collection is carried out with the direct involvement of managers responsible for the commercial agreements and may even result in the temporary suspension of service provision.

(ii)  Financial instruments and cash deposits

The Company is subject to credit risk associated with the financial investments that it makes, in view of the risk of insolvency of the institutions where the Company keeps its investments, which may result in a total or partial loss of the invested funds. On December 31, 2016, the exposure in cash and cash equivalents of the Company was R$ 296,099 (R$ 627,625 in 2015), which were held in bank accounts, applications in CDB or operations that had a formal commitment of repurchase by financial institutions.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(d)             Liquidity risk

The Company's operations are capital-intensive and part of such investment is financed by loans and financing. This leverage, as shown in the table below, generates a need for cash, but the Company's investment is highly feasible and it is possible to make adjustments throughout the year as the business evolves.

The Company's current cash position is considered robust and, throughout 2017, will be reinforced both from strong cash generation and new long-term funding via the financial market and BNDES, which is already internally directed and strategically distributed both in the first and second halves of 2017. These resources will cover part of the estimated amount of investments for the year.

The Company currently has long-term financing lines already approved by financial institutions. However, due to the comfortable cash position and resilient cash generation, Management evaluates internally the best time at which to draw down such funding.

The table below summarizes the Company's maturity profile of financial liabilities on December 31, 2016, based on undiscounted contractual payments.

	Expected Cash Flow
	Balance 2016	Up to 6 months	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities (assets)
Loans, financing and debentures (R$)	2,791,025	193,624	390,731	714,558	943,522	548,590

Derivative financial liabilities (assets)
Swaps used for hedge (USD)	(60,645)	2,944	10,971	10,962	(85,522)	-

	Expected Cash Flow
	Balance 2015	Up to 6 months	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities (assets)
Loans, financing and debentures (R$)	3,558,432	196,404	589,566	582,881	742,899	1,446,682

Derivative financial liabilities (assets)
Swaps used for hedge (USD)	(234,701)	(1,401)	(132,702)	-	-	(100,598)

It is worth mentioning that the non-derivative financial liabilities that have some sort of collateral are detailed in Note 18. Derivative financial liabilities do not have any type of guarantee.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Capital management

Management's policy is to maintain a solid capital base to warrant investor, creditor and market trust and to ensure the future development of the business. Management monitors the return on invested capital considering the results of economic activities in operational segments. The aim is to achieve a return compatible with its capital cost annually reviewed through the concept of Weighted Average Cost of Capital. Management also monitors the level of dividends paid to common and preferred shareholders.

The debt to equity ratio at the end of the year is presented below:

	2016	2015
Total liabilities	4,269,997	4,938,844
(-) Cash and cash equivalents	296,099	627,625
(-) Restricted cash	49,065	43,850
Net debt	3,924,833	4,267,369

Total equity	3,302,808	2,984,124
Debt to equity ratio	1.1883	1.4300

20.         Dividends payable

The Company's bylaws provide for a minimum annual dividend consisting of 25% of the net profit, calculated according to corporate legislation.

	2016	2015
Net profit for the year	417,545	295,798
Appropriation to reserves	(20,877)	(14,790)
Base net profit for determining dividend	396,668	281,008

Minimum mandatory dividends - 25%	99,167	70,252
Dividends payable from previous years	94	146
Total dividends payable	99,261	70,398

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

21.          Concession and lease payable

	2016	2015
Concession payable	6,810	6,525
Lease payable	129,381	123,969
	136,191	130,494

Current	67,803	61,785
Non-current	68,388	68,709

These payables refer to the recognition of obligations to be paid for the concession and lease incurred up to the balance sheet date. The current liabilities are recorded on the straight-line accrual basis, over the period of the agreement (360 months) and charged to costs of services. The recorded amount in non-current liabilities refers to the grace period which was recognized according to the accrual basis and is being settled in each of the installments paid quarterly.

The concession and lease agreements are enforceable in nature and provide that for the operation of railway transportation services and leasing of network and material used for the provision of these services, the Company will pay the total of 116 quarterly installments, due in the months of January, April, July and October of each year. On December 31, 2016, 39 quarterly installments of R$ 84,269, totaling R$ 3,288,491, remained. These amounts include the contractual interest of 10% p.a. and monetary restatement up to December 31, 2016, based on the latest contractual index, the IGP-DI - General Price Index - Internal Availability.

The flow of future payments of concession and lease is as follows:

	2017	In up to 5 years	More than 5 years	Total
Concession	16,852	84,260	63,195	164,307
Lease	320,224	1,601,120	1,200,840	3,122,184
	337,076	1,685,380	1,264,035	3,286,491

In January 2017, the Company paid the 78th installment of the lease and concession, amounting to R$ 84,269 (R$ 80,056 and R$ 4,213, respectively).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

22.         Income tax and social contribution

(a)    Taxes on profit

	2016	2015	2014
Profit before income tax and social contribution	661,147	451,738	575,657
Standard tax rates	34%	34%	34%
IRPJ/CSLL at standard rates	224,790	153,591	195,723

Adjustments to reflect effective rate	18,812	2,349	1,173
Inventory adjustment	4,910	(167)	1,960
Donation expenses	4,374	352	531
Loss on audiovisual investment	296	355	145
Citizen Project expenses	337	123	164
Executive board bonus	2,435	1,736	2,022
Tax incentives (PAT, Rouanet, FIA, Sports, Audio Visual)	(11,716)	(5,166)	(6,100)
Non-deductible write-off of bonds	14,419	-	-
Others	3,757	5,116	2,451
IRPJ/CSLL in the results for the year	243,602	155,940	196,896

Current	297,221	123,208	149,484
Deferred	(53,619)	32,732	47,412
IRPJ/CSLL in the results for the year	243,602	155,940	196,896

Total effective tax rate	36.85%	34.52%	34.21%

Total effective tax rate - current	44.96%	27.27%	25.97%
Total effective tax rate - deferred	-8.11%	7.25%	8.24%

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(b)               Deferred income tax and social contribution

Deferred tax balances recorded in assets and liabilities were calculated on temporary differences and are as follows:

	2016	2015
	IRPJ/CSLL	IRPJ/CSLL
Assets
Contingency provisions	105,952	83,287
Various provisions	22,577	47,101
Asset loss provisions	6,000	8,280
ICMS loss provisions	10,574	9,192
Health insurance liabilities	1,088	863
Others	86	113
Total assets	146,277	148,836

Liabilities
Depreciation	245,589	230,874
Wagons and locomotives - accelerated depreciation	109,374	105,427
Interest capitalization	26,483	29,079
Derivative financial instruments - swap	23,711	93,554
Accelerated R&D depreciation 2008 / 2009 / 2012 Law 11,196/05	7,561	9,923
Actuarial liability gain on health insurance	3,348	3,685
Others	396	435
Total liabilities	416,462	472,977

Total, net	270,185	324,141

Deferred income tax and social contribution on temporary differences are expected to be used upon settlement of contingencies and other deductible temporary differences.

The amount of R$ 416,462 (R$ 472,977 in 2015) referring to the deferred liability includes the balance of the RTT - Transitory Tax System adjustments. Due to such adjustments, the Company recorded deferred IRPJ/CSLL on differences between corporate and tax bases, in the amount of R$ 241,001, which is being amortized for the remaining term of the concession agreement in accordance with the rules provided for in Article 69 of Law 12,793/14 and 174 of Normative Instruction RFB 1515/14.

The amortized value in 2016 was R$ 20,224 (R$ 20,224 in 2015), representing a balance of R$ 200,553 in December 2016 (R$ 220,777 in 2015).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The net movement of the deferred tax account is as follows:

	2016	2015
On January 1	324,141	291,747
Contingency provisions	(22,665)	(40,492)
Various provisions	24,524	(11,025)
Health insurance provisions	(225)	24
Asset loss provisions	2,280	(1,640)
ICMS loss provisions	(1,382)	(7,297)
Depreciation	14,715	25,836
Wagons and locomotives - accelerated depreciation	3,947	9,002
Interest capitalization	(2,596)	(2,511)
Derivative financial instruments - swap	(69,843)	63,131
Actuarial liability gain on health insurance	(337)	(338)
Accelerated R&D depreciation 2008/2009/2012 Law 11,196/05	(2,362)	(2,268)
Others	(12)	(28)
On December 31	270,185	324,141

23.         Provisions

Provisions consisted of the following:

		2016	2015
Provisions for contingencies	23.1	311,623	244,961
Provisions for post-employment benefits	23.2	3,616	3,320
ILP provisions (Long-term incentives)		11,656	6,214
Provisions for railway accidents		1,779	3,434
Other provisions		18,657	18,289
		347,331	276,218

Current		24,664	23,488
Non-current		322,667	252,730

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

23.1 Provisions for contingencies

Provisions for contingent liabilities are recorded as non-current liabilities and are as follows:

	Social security and labor	Civil	Tax	Total accrued liability
On December 31, 2014	90,090	35,778	-	125,868
Additions	29,271	37,376	108,379	175,026
Adjustments	4,578	2,421	-	6,999
Reversals or payments	(57,284)	(5,648)	-	(62,932)
On December 31, 2015	66,655	69,927	108,379	244,961
Additions	65,146	15,478	-	80,624
Adjustments	18,441	28,666	15,934	63,041
Reversals or payments	(37,151)	(39,852)	-	(77,003)
On December 31, 2016	113,091	74,219	124,313	311,623

Considering the deposits and blockages made during the process and that are still pending, the expected future impact on cash is as follows:

		2016
		No. of processes	Value involved	Provision (*)	Deposits	Net value
Social security and labor	(a)	1,763	397,418	113,091	(46,698)	66,393
Civil	(b)	1,070	487,404	74,219	(15,601)	58,618
Tax	(c)	189	593,461	124,313	(24,004)	100,309
Environmental	(d)	10	777	-	(2,004)	(2,004)
Others	(e)	5	-	-	-	-
		3,037	1,479,060	311,623	(88,307)	223,316

(*) This amount does not include the RFFSA contingencies, as the Company is only responsible for paying labor debts arising after privatization, as per the Notice of Privatization, item 7.2.

(a)         Social security and labor

Most social security and labor claims relate to overtime, indemnities, night premium, intra-day interval, salary equalization, and risk and hazard premium.

In 2016, a total of R$ 65,146 was accrued. Of this total, R$ 11,321 refers to seven class actions filed by the unions representing the employee category in Belo Horizonte, Conselheiro Lafaiete, Rio de Janeiro, and São Paulo, which deal with (i) difference in night premium and overtime pay; (ii) validity of monoconduction system; (iii) intra-day interval; (iv) payment of a fine provided for in a collective rule; (v) payment of indemnification; (vi) applicability of TST 331 Precedent.

The other additions to provisions made in the period amount to R$ 53,825, referring to the change in the prognosis and adjustments to reflect subsequent amending decisions during the period; the highest change per case was R$ 1,405.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Reversals of provisions amounted to R$ 37,151. Of this total, (i) R$ 32,126 refers to changes in the prognosis, payments and adjustments to reflect subsequent amending decisions during the period as well as monetary restatement; (ii) R$ 4,025 arises from actual losses in completed processes; and (iii) R$ 1,000 arises from the payment of an installment of the agreement in execution action of a TAC (Conduct agreement) proposed by the MPT/BH.

In addition, based on the assessment of its legal advisors, the Company has contingencies with a possible loss in the total amount of R$ 117,474 in 2016, which it is not required to constitute a provision.

(b)         Civil

Currently, in the civil area, the Company is party to 1,070 lawsuits, where it acts as the defendant in 976 and as author or interested party in 94.

The lawsuits in which the Company acts as a defendant are about civil liability for  railway accidents; shutdown of railway traffic in Conselheiro Lafaiete (MG), the legality of charging for third-party interference in the right of way areas for concession and lease agreements, the public civil actions and actions involving the Investment Club of the Southeast Railway Network - SUDFER.

The amount involved in said lawsuits, on December 31, 2016, was R$409,985 (R$ 300,274 on December 31, 2015). Following the opinion of its legal advisors, the Company provisioned R$ 74,103 (R$ 69,906 in December 2015), referring to the estimated amount of cases with probable loss.

The lawsuits in which the Company is an author/interested party are on contractual liability, collection actions when using the right of way, adverse possession and repossession.

The amount involved in said lawsuits, on December 31, 2016, was R$77,419 (R$ 98,897 on December 31, 2015). Following the opinion of its legal advisors, the Company recorded a provision of R$ 116 (R$ 2 on December 31, 2015), referring to the estimated amount of cases with probable loss.

The additional provisions in the amount of R$ 15,478 in the period are mainly due to: (i) changes in the expectations of loss in processes, in the amount of R$ 8,719, and (ii) additions arising from modifying condemnatory decisions of the amount originally provisioned, issued during the period, in the amount of R$ 6,759, the highest addition per process was R$ 2,219. A review of the current calculation of provisioned values was carried out and an amount of R$ 28,666 was added, in which R$ 13,944 corresponds to the monetary restatement and R$ 14,722 corresponds to interest on arrears.

Reversals of provisions were carried out in the period, totaling R$ 39,852, basically corresponding to: (i) a change in prognosis of loss of processes and adjustments to provision amounts due to the amending decisions issued after constituting the provision of R$ 18,276 and (ii) payment of executions in the amount of R$ 21,576, where the amount of R$ 15,128 is highlighted, referring to the arbitration process instituted by Ebate Construtora LTDA.

The Company is party to other lawsuits for which, based on the assessment of its legal counsel, it has not made provisions since the loss prognosis was classified as only possible. The estimated value of possible loss contingencies is R$ 338,877 in 2016 and refers mainly to indemnification actions arising from railway accidents.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

The Company has insurance coverage for personal, property and moral injury and damages caused to third parties, whose deductible is currently R$ 1,000 per claim.

(c)          Tax

In the tax area, the Company is party to 189 administrative and legal proceedings, authoring 83 proceedings and defendant in 106 proceedings. The total value of these processes, on December 31, 2016, was R$ 593,461, in which R$ 277,381 were claimed by the Company and R$ 316,080 are involved in claims in which the Company is the defendant.

The tax proceedings in progress relate to the questioning of the tax assessments involving (i) disallowance of ICMS credits levied on goods for use and consumption; (ii) IPTU on operating real estate leased from the former RFFSA; (iii) PIS and COFINS on the import of goods (tracks and locomotives), arising from the right to include the Company among the beneficiaries of REPORTO (imports with the suspension of PIS and COFINS); (iv) PIS and COFINS on sharing of freight payable (third parties' revenue included in the Company's billing) and (v) excluding values from the calculation basis of PIS and COFINS.

The composition of tax provisions with probable loss prognosis, in the total amount of R$ 124,313 (R$ 108,379 in 2015), is as follows:

•       ICMS - State of Rio de Janeiro: the amount of R$ 70,200 (R$ 61,471 in 2015), refers to the reduction of ICMS credits from the acquisition of goods classified by the State as use and consumption, pending judgment.

•       ICMS - State of São Paulo: the amount of R$ 47,068 (R$ 40,800 in 2015), refers to the reduction of ICMS credits from the acquisition of goods classified by the State as use and consumption, pending judgment.

•       Writ of Mandamus relating to the classification of REPORTO benefits: the amount of R$ 7,045 (R$ 6,108 in 2015), refers to the recognition of the application of REPORTO benefits to the importing of locomotives, also pending judgment.

The Company is party to other lawsuits in which, based on the assessment of its legal counsel, it has made no provisions since the loss expectations were considered as only possible. The amount of R$ 117,184 in 2016 (R$ 105,476 in 2015) referring to the contingency, is composed as follows:

•       ICMS - disallowance of using the assumed system for ICMS calculation in scrap sales: R$107 in 2016 (R$566 in 2015) refers to notices issued by the Minas Gerais' Tax Administration based on disagreement with the assumed credit system granted to the Company for the payment of ICMS taxes resulting from scrap sales, pending judgment.

•       IPTU on property leased from the extinguished Rede Ferroviária Federal S.A.: R$ 27,472 in 2016 (R$ 20,470 in 2015) refers to administrative and legal proceedings related to the collection of IPTU on operating leased property from the extinguished RFFSA. Such demands are pending judgment by the STF of an extraordinary appeal with recognition of general repercussion.

•       PIS and COFINS on freight sharing: R$ 13,164 in 2016 (R$ 12,276 in 2015), refers to the difference in the payment of PIS and COFINS taxes due to the exclusion of amounts transferred to third parties for mutual traffic from its calculation basis, pending judgment.

•       PIS and COFINS exchange variation: R$ 29,798 in 2016 (R$ 28,352 in 2015), refers to the exclusion of values arising from exchange variation from the PIS and COFINS calculation basis. Suit is pending appeal to the judgment that was in favor of the Company to the exclusion of amounts from the COFINS calculation basis. PIS is expected to be reviewed.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

•       Tax Execution - PIS and COFINS: R$ 7,398 in 2016 (R$ 11,142 in 2015), refers to the judicial collection of PIS and COFINS debts subject of Outstanding Debt Certificates arising from administrative proceedings. The decision is still likely to change by means of an appeal.

•       Tax Execution - PIS, COFINS, IRPJ, CSLL and IRRF: R$21,777 in 2016 (R$20,930 in 2015) related to Tax execution against the Company, for 5 Outstanding Debt Certificates for PIS, COFINS, IRPJ, CSLL and IRRF. Sentence in the Company's favor was handed down. Awaits the appeal judgment.

•       Writ of Mandamus PIS/COFINS: Related to writs of mandamus filed in the States of MG/RJ/SP for calculation of amounts due for import PIS/COFINS without incidence of ICMS on customs clearance. Lawsuit awaits final judgment of cases before the courts.

•       Non-conformity Statement - CSLL: R$696 in 2016 (R$468 in 2015). Federal Revenue Service of Brazil has only partially ratified the request for credits compensation arising from overpayment of CSLL. The Company filed a Non-conformity statement which is pending judgment.

•       Administrative fine for lack of construction license - City Hall of Barra Mansa: R$16,772 in 2016 (R$11,272 in 2015), relating to administrative fines applied for performance of works on the railway, in the City of Barra Mansa, without previous license. Judgment, which partially recognized incorrectness of fines applied was handed down, awaiting final judgment.

(d)         Environmental

The Company is party to 10 lawsuits of environmental nature. On December 31, 2016, the total amount involved in these judicial lawsuits was R$777. The loss prognosis of all lawsuits is considered 'possible' by legal advisors, therefore has not been provisioned.

(e)          Others

The Company has 5 Conduct Agreements (TAC) in force, 2 due to labor issues, 2 of civil proceedings and 1 environmental issue. TACs of labor matters aim to (i) guarantee union leaders to full exercise of activities intended to defend collective or individual rights and interests of the occupational category; and (ii) achieve the percentage of employees with disabilities required by art. 93, law 8,213/91. In the civil area, there are two TACs: one about the construction of walkways and flyovers on the railway, in the city of Congonhas/MG, and another TAC about the reform of São José dos Campos station. The environment-related TAC covers planting and maintenance of seedlings of trees native to the Atlantic forest in Juiz de Fora/MG. For such cases, no provisions have been made.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

23.2   Provision for post-employment benefits

	2016	2015
Supplementary pension plans	50	66
Medical care plan	3,566	3,254
	3,616	3,320

Supplementary pension plans

The Company sponsors a supplementary pension plan for employees through a pension plan managed by Bradesco Vida e Previdência. The pension plan, created on July 1, 1999, is available to all employees of MRS from the date of the plan initiation. The plan is a defined contribution plan, and the Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits owed. The cost is shared so that the portion of the Company amounts to 100% of that the employee's contribution according to a contribution scale based on salary band.

The plan requires contributions to be made to funds managed separately from the Company's own funds. The plan assets are held by an open supplementary pension fund, not available to the Company's creditors and cannot be paid directly to the Company.

The Company's contributions total R$6,986 in the year ended December 31, 2016 (R$7,380 in 2015 and R$13,949 in 2014), which were included in current expenses.

On December 31, 2016, there were liabilities of the Company arising from the pension plan in the amount of R$ 50 (R$ 66 in 2015), which were duly accrued and are recorded in non-current liabilities.

Medical care plan

The Company has a plan for post-employment medical care for a group of former employees and their spouses administered by Bradesco Saúde. The plan has a policy of partial participation of each employee (fixed monthly contribution) through a post-payment model. Due to the adoption of this policy, the extent of this benefit is guaranteed for employees and their family group after termination of employment and retirement (post-employment period) in accordance with articles 30 and 31 of Law 9,656/98, respectively, and Normative Resolution RN 279 of November 24, 2011.

The Company also offers a post-payment plan managed by Unimed Juiz de Fora. However, there are no retired or terminated users during the post-employment period and the expected adhesion of future retired employees is zero.

On December 31, 2016, the plan had 16,295 individuals in Bradesco Saúde and 612 in Unimed Juiz de Fora, amounting to 16,907 lives.

Actuarial gains and losses are recognized in equity as "Carrying value adjustment" within the statement of comprehensive income, as required by IAS 19 - Employee Benefits (2011).

The Company's contributions to the medical care plans managed by Bradesco Saúde and Unimed were R$33,508 in the year ended December 31, 2016 (R$28,231 in 2015 and R$27,086 in 2014).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

On December 31, 2016, there were actuarial liabilities of the Company arising from the health plan in the amount of R$ 3,566 (R$ 3,254 in 2015), which were duly provided in non-current liabilities.

a.    Reconciliation of net actuarial liabilities in the balance sheet:

	2016	2015
Net actuarial liabilities on January 1	3,254	3,370
Expense in the year	281	348
Adjustments to obligations	31	(464)
Actuarial liabilities on December 31	3,566	3,254

b.    Actuarial liabilities:

	2016	2015
Actuarial liabilities at the beginning of the year	3,254	3,370
Current service cost	199	259
Interest on actuarial liabilities	411	374
Benefits paid directly by the plan	(329)	(285)
Adjustments - cost remeasurements included in other comprehensive income	31	(464)
Actuarial liabilities on December 31	3,566	3,254

c.     Expenses to be recognized in the income statement of the coming year:

2017
Current service cost	132
Interest on actuarial liabilities	396
Total expenses to be recognized	528

d.    Assumptions adopted by the independent actuary in the actuarial liability calculations:

Discount rate	5.72% p.a.
Long-term inflation rate	5.50% p.a.
Medical cost inflation (HCCTR)	3.0% p.a.
Age factor	From 0 to 24 y/o: 0.5% p.a. From 25 to 54 y/o: 2% p.a. From 55 to 79 y/o: 4.5% p.a. More than 80 y/o: 3% p.a.
Overall mortality table	AT-2000

Life insurance

Employees participate in a collective life insurance guaranteed by Itaú Seguros. In 2016, the Company contributed R$814 (R$658 in 2015 and R$ 529 in 2014) for its employees' life insurance policies.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

24.         Equity

(a)              Subscribed and paid-up capital

The subscribed and paid-up capital, amounting to R$ 1,487,756 (R$ 1,392,974 in 2015 and R$ 1,275,588 in 2014), is divided into 340,000,000 shares with no par value, represented by common and preferred class "A" and "B" shares.

According to the Company's Bylaws, the authorized capital is R$ 2,500,000.

Based on the Notice of Privatization and the Bylaws of MRS, no shareholder may hold an equity interest greater than 20% of the voting capital. If this limit is exceeded, as determined by ANTT, shareholders waive the right to vote and veto inherent to the shares that exceed this limit.

The Board of Directors' Meeting held on March 28, 2016 approved an increase in capital of R$94,782 using part of investment reserves constituted in previous years.

On December 31, 2016, participation in the Company's share capital was as follows:

Shareholders	Common shares		Preferred shares		Total capital
	No. of shares	%	No. of shares	%	No. of shares	%
Minerações Brasileiras Reunidas S.A.	37,666,526	20.00%	74,301,916	48.99%	111,968,442	32.93%
Companhia Siderúrgica Nacional	26,611,282	14.13%	36,765,916	24.24%	63,377,198	18.64%
CSN Mineração S.A. (*)	25,802,872	13.70%	37,536,000	24.75%	63,338,872	18.63%
Usiminas Participações e Logística S.A.	37,513,650	19.92%	342,805	0.23%	37,856,455	11.13%
Vale S.A.	36,270,703	19.26%	769,304	0.51%	37,040,007	10.89%
Gerdau S.A.	4,460,128	2.37%	-	0.00%	4,460,128	1.31%
Minority shareholders	20,007,526	10.62%	1,951,372	1.29%	21,958,898	6.46%
	188,332,687	100%	151,667,313	100%	340,000,000	100%

(*) On June 30, 2016, the shares of Nacional Minérios S.A. were transferred to Congonhas Minérios S.A. due to merger carried out on December 31, 2015, in accordance with material fact communicated to the Company's market. Additionally, on November 30, 2016, according to the Extraordinary General Meeting minutes, Congonhas Minérios S.A. changed its corporate name to CSN Mineração S.A.

(b)              Shareholders' rights

Holders of common shares have the right to vote in the resolutions of general meetings. The preferred shareholders (classes A and B) have the right to dividends 10% higher than those assigned to common shares, have no right to vote but priority in receiving reimbursement of capital, without premium, upon winding-up of the Company.

The Class B preferred shares are, at the initiative of the shareholder that holds them, convertible into common shares at a ratio of one for each common share. Such conversion may be made at any time, subject to the conditions provided for in the Bylaws.

Although not entitled to vote, the Class B preferred shares have the right to elect, in a separate vote, a member of the Board of Directors as long as they represent a minimum of 25% of total capital.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

(c)              Revenue reserves - legal reserve

Recorded at 5% of the net income before profit distributions and reversal of interest on shareholders' equity, as required by the legislation, and limited to 20% of the share capital. On December 31, 2016, the legal reserve balance was R$246,222 (R$225,345 in 2015 and R$ 210,555 in 2014).

(d)             Revenue reserves - investment reserve

Management proposed retaining the remaining profit after appropriations for expansion in the amount of R$198,334, aiming to supply the required resources for fulfilling the Company's capital investment budget. On December 31, 2016, the investment reserve balance was R$1,351,139 (R$1,262,411 in 2015 and R$ 1,182,419 in 2014).

(e)              Proposed additional dividend

The applicable accounting standards require that the portion of dividends that exceeds the mandatory minimum dividend, proposed by management after the year-end but before the date of authorization to issue the financial statements, shall not be recorded as a liability, and the effects of the additional dividends should be disclosed in a note. Hence, on December 31, 2016, the R$99,167 referred to the amount exceeding the mandatory minimum dividend was recorded in the equity as "Proposed additional dividend".

(f)               Carrying value adjustments

The carrying value adjustment relates to actuarial remeasurements of health insurance determined in accordance with IAS 19 –Employee Benefits (2011).

	Actuarial adjustments	IRPJ/CSLL	Total
On December 31, 2013	9,514	(3,235)	6,279
Addition	2,318	(788)	1,530
On December 31, 2014	11,832	(4,023)	7,809
Addition	464	-	464
Reduction	-	339	339
On December 31, 2015	12,296	(3,684)	8,612
Reduction	(31)	337	306
On December 31, 2016	12,265	(3,347)	8,918

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

25.         Earnings per share

The following table sets forth the calculation of earnings per share for the years ended December 31, 2016, 2015, and 2014 (in thousands of Reais, except per share amounts):

	2016	2015	2014
Numerator
Net profit for the year	417,545	295,798	378,761

Denominator
Common shares weighted average	188,333	188,333	188,333
Preferred shares weighted average - A	82,076	82,076	82,076
Preferred shares weighted average - B	69,591	69,591	69,591
10% - Preferred shares	1.1	1.1	1.1
Adjusted preferred shares weighted average	166,834	166,834	166,834

Denominator for basic earnings per share	355,167	355,167	355,167

Basic earnings per common share	1.18	0.83	1.07
10% - Preferred shares	1.1	1.1	1.1
Basic and diluted earnings per preferred share - A	1.29	0.92	1.17
Basic and diluted earnings per preferred share - B	1.29	0.92	1.17

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

26.         Service revenue

		2016	2015	2014

Gross operating revenue
Shipping services		2,763,753	2,629,849	2,479,125
Freight sharing		113,383	106,456	95,836
Additional transportation revenues		758,579	766,301	805,874
		3,635,715	3,502,606	3,380,835

(-) Deductions from sales
ICMS		(117,520)	(115,165)	(113,234)
COFINS		(151,240)	(145,700)	(139,940)
PIS		(32,835)	(31,632)	(30,381)
Social Security	(*)	(54,653)	(37,034)	(34,009)
ISS		(47)	(331)	(210)
		(356,295)	(329,862)	(317,774)

Net Revenue		3,279,420	3,172,744	3,063,061

 (*) Law 13,161/15 - Changes in rates levied for payroll relief - a special issue of the Official Gazette of 08/31/2015, published on 09/01/2015, printed Law 13,161/15, which, among other provisions, implemented changes to the payroll relief law (CPRB - Social Security Contribution on Gross Revenue). After December 1, 2015, the Social Security Contribution rate calculated on Gross Revenue changed from 1.0% to 1.5%.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

27.          Expenses by nature

		2016	2015	2014
Fuel/Lubricants		(537,081)	(533,027)	(511,426)
Depreciation/amortization		(559,765)	(515,408)	(447,457)
Labor and social charges		(382,917)	(387,122)	(361,525)
Concession/lease cost		(299,209)	(272,950)	(255,690)
Outsourced services		(218,619)	(186,874)	(189,308)
Inputs/other materials		(144,104)	(136,774)	(166,847)
Employee benefits		(103,901)	(94,191)	(98,646)
Presumed ICMS MG credit		65,300	73,359	75,418
Other personnel expenses		(60,404)	(64,033)	(73,106)
Freight sharing		(79,289)	(68,330)	(62,639)
(Provision) Reversal of estimated losses on doubtful accounts	7 and 9	49,085	-	(51,793)
Additional transportation costs		(31,194)	(31,886)	(26,773)
Operational vehicles and equipment rent		(13,087)	(15,991)	(17,934)
Insurance expenses		(11,471)	(11,910)	(8,555)
Management fees		(3,529)	(3,617)	(3,700)
Others		(55,247)	(63,129)	(88,897)
		(2,385,432)	(2,311,883)	(2,288,878)

Costs of services rendered		(2,208,786)	(2,095,614)	(2,014,374)
Selling (*)		37,977	(10,322)	(61,971)
General and administrative		(214,623)	(205,947)	(212,533)
		(2,385,432)	(2,311,883)	(2,288,878)

(*) The 2016 positive balance refers to reversal of the provision for impairment constituted in 2014 as described in Note 7. (b) in the amount of R$51,793, exceeding expenses with current sales in the year, which were R$13,816.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

28.         Other operating income and expenses

		2016	2015	2014
Other operating income
Incremental revenues	(a)	40,224	40,345	39,046
Sales of material (scrap/excess inventory)		20,733	24,598	38,258
Contract penalties	8. (a)	196,212	61,847	77,494
Insurance		1,220	318	20,204
Services provided to third-parties		2,602	5,007	5,782
Revenue from sales of fixed assets	8. (f)	29,537	53	450
Reversal of provision for loss on movable assets		-	2,320	15,252
Reversal of provision for loss on immovable assets		-	443	13,764
Reversal of provision for donation of assets	14	12,852	-
Reimbursement of accident expenses		-	9,407	-
Other income		4,246	6,578	5,178
		307,626	150,916	215,428
Other operating expenses
Provision for loss on ICMS credits	(b)	(4,066)	(21,460)	-
Provision for loss on current assets	10. (c)	(1,056)	-	(8,275)
Provision for loss on immovable assets		(5,424)	(440)	-
Provision for donation of assets		-	(16,875)	-
Provision for contingencies	23.1	(22,384)	(118,330)	(15,003)
Other provisions		1,766	1,991	(8,631)
Tax loss expenses		(46,347)	(39,425)	(55,893)
Taxes on sales and other revenues		(27,305)	(14,764)	(17,724)
Other tax expenses		(13,402)	(15,408)	(31,352)
Loss on litigation		(54,579)	(22,094)	(15,590)
Incremental revenues cost		(5,318)	(6,485)	(6,485)
Agreements with Municipalities		(6,068)	(5,431)	(8,239)
Cost of sales of material (scrap/excess inventories)		(3,572)	(753)	(9,033)
Cost of third party services		(838)	(3,009)	(6,943)
Donations	14	(12,866)	(1,036)	(1,712)
Fixed asset write-off	14	(21,265)	(8,135)	(15,961)
Inventory adjustment/write-off		(8,034)	486	(5,788)
Sponsorship expenses (Rouanet Law/FIA/Sports)		(6,962)	(3,055)	(3,540)
Citizen project		(3,289)	(2,174)	(813)
Compensation to Granting Authority		(2,213)	(18,016)	(872)
Bad debts	(c)	(42,530)	-	-
Other expenses		(5,415)	(16,636)	(11,806)
		(291,167)	(311,049)	(223,660)

Other net operating income (expenses)		16,459	(160,133)	(8,232)

(a)  Incremental revenues: according to ANTT, as provided for in the Accounting Manual for Public Transport Service, revenues from projects related to the public service concession and not included in exploration of rail transport are classified as incremental revenues.

(b) The amount of R$4,065 relates to increase in provision for loss on ICMS credits (see Note 11).

(c)  Of the amount of R$42,530, R$42,409 are from write-offs of bad debt accounts resulting from agreement made in the judicial recovery process described in Note 7.(b).

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

29.         Financial income and expenses

		2016	2015	2014
Financial income
Exchange and monetary variation		241,121	109,940	75,413
Derivative financial instruments - swap		-	260,006	89,236
Mark-to-market adjustment - hedge accounting		721	-	-
Income on financial investments		62,347	84,172	40,462
Interest		5,822	5,697	9,122
Present value adjustment of accounts receivable	8. (h)	23,221	-	-
Other financial revenues		9,967	1,816	3,422
		343,199	461,631	217,655

Financial expenses
Exchange and monetary variation		(184,672)	(390,007)	(151,518)
Interest		(223,791)	(240,179)	(186,618)
Derivative financial instruments - swap		(143,768)	(71,396)	(61,535)
Other financial expenses		(40,268)	(9,039)	(8,278)
		(592,499)	(710,621)	(407,949)

Net financial result		(249,300)	(248,990)	(190,294)

30.         Information by segment

Since that only cargo transportation services are offered in the Southeastern network, for accounting and management purposes, the Company is organized into a single business unit. The Company's operations are controlled, managed, and monitored by management as a whole.

The Company has a certain degree of reliance on its major customers, mainly comprised of shareholders. The revenue per customer is as follows:

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Main Customers	2016	2015	2014
Vale S.A.	1,682,315	1,607,675	1,479,022
Companhia Siderúrgica Nacional	243,070	673,489	660,754
Mineração Usiminas S.A.	16,971	104,031	178,384
CSN Mineração S.A.	639,063	39,174	-
Usinas Siderúrgicas de Minas Gerais S.A.	114,231	117,858	98,920
Gerdau Açominas S.A.	106,635	81,203	85,285
Nacional Minérios S.A.	-	98,814	171,371
Ferrovia Centro Atlântica	36,763	31,725	21,792
Gerdau Aços Longos S.A.	8,247	18,194	19,384
CSN Cimentos S.A.	-	10,639	9,625
Gerdau S.A.	1,230	4,065	6,766
VLI Multimodal	772	1,543	1,160
Confab Industrial S.A.	110	679	213
Companhia Metalúrgica Prada	15	247	259
Others	786,293	713,270	647,900
	3,635,715	3,502,606	3,380,835

The Company does not provide services to foreign customers since its operating area is limited to the Brazilian Southeastern network, as defined in the concession agreement.

31.          Insurance

The Company has the following insurance policies:

Coverage	Purpose	Expiration Date	Maximum Coverage	Deductibles
Operational Risk	Coverage of the Company's operational property or a property under its responsibility.	March 31, 2018	203,378	9,000
Liability	Coverage against damages caused to third-parties	February 9, 2017	30,000	1,000
Cargo Transport	Coverage of occurrences on transporting cargo	July 31, 2017	45,000	200

Notes:

The Company has as a policy obtaining insurance coverage for assets subject to risks and civil liability for amounts considered as sufficient to cover any possible losses, considering the nature of the activity.  The risk assumptions adopted, given their nature, are not part of the scope of the audit of the financial statements and, therefore, they were not reviewed by the independent auditors.

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

32.         Subsequent events

Board of Directors' Meeting

In accordance with Law 6,404/76 (Corporate Law), item 199, the balance of revenue reserves, other than for contingencies, of tax incentives and unrealized profits should not exceed the capital. The Company has reached this limit on December 31, 2016, and the Board of Directors' Meeting held on March 8, 2017, approved an increase in capital in the amount of R$109,606 using part of investment reserves constituted in previous years.

****

MRS Logística S.A.

Notes to the financial statements

at December 31, 2016

In thousands of reais, unless otherwise stated

Management: Directors and Officers

Board of Directors

Humberto Ramos de Freitas
Chairman

Alejandro Daniel Laiño
Daniel dos Santos Junior
Fabio Costa Brasileiro da Silva
Fernando Pessanha Santos
Guilherme Delgado de Oliveira
Luis Fernando Barbosa Martinez
Patrícia Silva Rodrigues Schell
Rosana Passos de Pádua
Wilfred Theodoor Bruijn

Executive Board

Guilherme Segalla de Mello
CEO, Sales and operations director

Alexandre Claro Fleischhauer
Engineering and maintenance director

Félix Lopez Cid
Human resources director

Fabrícia Gomes de Souza
Financial and development director

Other Directors not part of the Executive Board

Daniel Dias Olivio
Henrique Rocha Martins
Luiz Gustavo Bambini de Assis

Deloitte Touche Tohmatsu

Nacional Minérios S.A. Financial Statements For the Eleven Month-Period Ended November 30, 2015 and Independent Auditor’s Report Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Nacional Minérios S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Nacional Minérios S.A. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of November 30, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the eleven-month period ended November 30, 2015 and for the year ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

FS-R1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nacional Minérios S.A. and its subsidiaries as of November 30, 2015, and the results of their operations and their cash flows for the eleven-month period ended November 30, 2015 and for the year ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

a)      As described on note 1 to the financial statements, these financial statements are being prepared to be included at the 20-F filing of CSN and are presented for the period through the date that CSN had an equity interest in Namisa.

b)     As described on note 8 to the financial statements, the Company has significant transactions with related parties. Our opinion was not qualified regarding this subject.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES São Paulo – SP, Brazil May 11, 2016

FS-R2

NACIONAL MINÉRIOS S.A.

CONSOLIDATED BALANCE SHEETS AS OF NOVEMBER 30, 2015 AND DECEMBER 31,2014
(In thousands of Brazilian reais - R$)

ASSETS	Note	2015	2014	LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2015	2014

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	4	533,770	5,499,139	Loans and financing	13	4,680	368,818
Trade receivables	5 / 8	721,059	126,726	Trade payables to third parties		20,735	37,901
Inventories	6	64,293	77,451	Trade payables to related parties	8	552,483	13,872
Advances to suppliers	8	115,693	250,469	Payroll and related taxes		14,838	12,662
Recoverable taxes	7	35,578	21,077	Income taxes and other tax payable		321,275	160,576
Loans and receivables	8	162,544	61,026	Dividends	8 / 16a (vi)	1,156,800	55,764
Other assets		3,363	22,775	Other payables to related parties	8	176,952	74,720
Total current assets		1,636,300	6,058,663	Other payables		92,763	73,849
				Total current liabilities		2,340,526	798,162

NONCURRENT ASSETS				NONCURRENT LIABILITIES
Advances to suppliers	8	9,310,901	9,236,170	Loans and financing	13	25,307	29,541
Recoverable taxes	7	130,200	123,678	Provision for risks	14	7,486	1,126
Other assets		7,380	5,826	Tax payable	22	75,665	73,828
Investments	10	171,760	171,760	Deferred taxes	9 c	140,118	151,874
Property, plant and equipment	11	511,577	563,709	Other payables		8,970	16,402
Intangible assets	12	581,968	583,110	Total noncurrent liabilities		257,546	272,771
Total noncurrent assets		10,713,786	10,684,253
				SHAREHOLDERS' EQUITY
				Issued capital	16a	1,961,510	2,800,000
				Capital reserves	16b	6,473,699	6,473,699
				Earnings reserves	16f	1,155,168	6,236,647
				Other comprehensive income		161,637	161,637
				Total equity		9,752,014	15,671,983

TOTAL ASSETS		12,350,086	16,742,916	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,350,086	16,742,916

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

INCOME STATEMENTS
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands of Brazilian reais - R$, except earnings per thousand shares)

	Note	2015	2014

NET OPERATING REVENUE	18	751,595	1,475,058

COST OF GOODS SOLD	19	(479,861)	(995,192)
GROSS PROFIT		271,734	479,866

OPERATING EXPENSES
Selling expenses	19	(152,813)	(433,424)
General and administrative expenses	19	(34,180)	(54,029)
Other expenses, net	19	(25,553)	(27,911)
		(212,546)	(515,364)
OPERATING PROFIT (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		59,188	(35,498)

FINANCIAL INCOME (EXPENSE)
Financial income, net	20	9,669	1,115,587
Exchange rate and monetary variances, net	20	1,824,955	536,304
		1,834,624	1,651,891
PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1,893,812	1,616,393

INCOME TAX AND SOCIAL CONTRIBUTION
Current	9 a	(162,062)	(359,070)
Deferred	9 a	13,098	(153,843)
NET PROFIT FOR THE PERIOD / YEAR		1,744,848	1,103,480

BASIC AND DILUTED EARNINGS
PER THOUSAND SHARES - R$
Ordinary	17	2.9864	2.3228
Prefered	17	3.1503	-

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands of Brazilian reais - R$)

	2015	2014

NET PROFIT FOR THE PERIOD / YEAR	1,744,848	1,103,480
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD / YEAR	1,744,848	1,103,480

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CHANGES IN EQUITY
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands of Brazilian reais - R$)

			Capital reserves			Other
		Issued	Premium on	Special goodwill	Earnings	comprehensive	Retained
	Note	capital	share issuance	reserve on merger	Reserves	Income	earnings	Total

								-
BALANCE AS OF DECEMBER 31, 2013		2,800,000	5,081,840	1,391,859	5,188,931	161,637	-	14,624,267

Net Profit for the year		-	-	-	-	-	1,103,480	1,103,480
Allocations:
Earnings reserves	16f	-	-	-	1,047,716	-	(1,047,716)	-
Proposed dividends (R$ 0.1174 per share)	16e						(55,764)	(55,764)

BALANCE AS OF DECEMBER 31, 2014		2,800,000	5,081,840	1,391,859	6,236,647	161,637	-	15,671,983

Net Profit for the period		-	-	-	-	-	1,744,848	1,744,848
Capital reduction								-
Capital reduction according to ESM	16a(iv)	(777,930)						(777,930)
Partial split involving the assets of Fernandinho, Cayman and Pedras Pretas	16a(vii)	(60,560)						(60,560)
								-
Dividends according to ESM Nov 30, 2015 (R$ 12.5822 per share)	16 d/e/f				(5,977,397)			(5,977,397)
Allocations:								-
Earnings reserves	16 d/e/f	-	-	-	895,918		(895,918)	-
Interim dividends according ESM Nov 30, 2015 (R$ 1.0989 per share)	16 d/e/f						(522,039)	(522,039)
Interim dividends for preferred shares according to ESM Nov 30, 2015 (R$ 3,1503 per share)	16 d/e/f						(326,891)	(326,891)

BALANCES AS OF NOVEMBER 31, 2015		1,961,510	5,081,840	1,391,859	1,155,168	161,637	-	9,752,014

The accompanying notes are an integral part of these financial statements.

NACIONAL MINÉRIOS S.A.

STATEMENTS OF CASH FLOWS - INDIRECT METHOD
FOR THE ELEVEN MONTH-PERIOD ENDED NOVEMBER 30,2015, AND FOR THE YEAR ENDED DECEMBER 31, 2014
(In thousands of Brazilian reais - R$)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit for the period / year	1,744,848	1,103,480
Adjustments to reconcile profit before income tax and social contribution to net cash generated by operating activities:
Inflation adjustments and exchange differences, net	58,484	(101,886)
Accrued charges on borrowings and financing	2,797	31,397
Depreciation/depletion/amortization	39,437	45,806
Income tax and social contribution	148,964	512,913
Provision for sales in installments	(52,553)	53,070
Provision for interest receivable	(1,349)	(711,818)
Dividends receivable - MRS Logística	(6,146)	(21,256)
Other provisions	53,685	27,328
	1,988,167	939,034

(Increase) decrease in operating assets:
Trade receivables	(90,666)	64,622
Inventories	(13,563)	10,999
Advances to suppliers	60,045	164,753
Recoverable taxes	(18,358)	(31,085)
Other receivables	57,727	44,669

Increase (decrease) in operating liabilities:
Trade payables to third parties	(16,965)	(3,137)
Trade payables to related parties	(9,801)	753
Accrued payroll and related taxes	2,176	1,140
Taxes payable	51,122	(318)
Other payables	(22,802)	(7,081)

Dividends received	-	23,480
Income taxes paid	(65,703)	(160,741)
Interest received	1,450	5,816
Interest paid	(3,035)	(23,017)
Net cash generated by operating activities	1,919,794	1,029,887

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(17,587)	(127,556)
Cash from acquisition of CSN Handel Gmbh	77,583	-
Net cash (generated by) used in investing activities	59,996	(127,556)

CASH FLOWS FROM FINANCING ACTIVITIES
New borrowings and financing	-	15,747
Repayment of borrowings and financing	(441,938)	(49,408)
Reduction of capital	(777,930)	-
Dividends paid	(5,725,291)	(336,673)
Net cash used in financing activities	(6,945,159)	(370,334)

Effect of exchange rate changes on cash and cash equivalents	-	151,931

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,965,369)	683,928

Cash and cash equivalents at the beginning of the year	5,499,139	4,815,211
Cash and cash equivalents at the end of the year	533,770	5,499,139
	(4,965,369)	683,928

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

Based on Investment Agreement, CSN and Asian Consortium agreed to transfer the assets related of mining rights of Fernandinho, Cayman and Pedras Pretas to Mineração Nacional S.A., a company controlled by CSN. The total amount of net assets transferred to CSN in the transaction is described in the note 25. The transaction was conclude through a capital reduction made on November 30, 2015.

Nacional Minérios S.A.

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

d)     Management compensation

The key management personnel, who have the authority and responsibility for planning, managing and controlling Company operations, include the members of the Board of Directors, the statutory officers, and the other officers. The table below shows the breakdown of their compensation during 2015 and 2014:

	2015	2014
Short-term benefits	2,282	3,467
Post-employment benefits	25	24
Total	2,307	3,491

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)      Income tax and social contribution recognized in the income statement are as follows:

	2015	2014
Current	(162,062)	(359,070)
Deferred	13,098	(153,843)
Total	(148,964)	(512,913)

Nacional Minérios S.A.

b)      The reconciliation of the consolidated income tax and social contribution expenses with the effective statutory rates is as follows:
	2015	2014
Profit before income tax and social contribution	2,055,450	1,616,393
Income tax and social contribution expenses based on pretax profit, at their combined statutory rate	34%	34%
	(698,853)	(549,574)

Effect of income tax on permanent differences:
Tax-exempt foreign profit	561,078	(456)
Transfer pricing adjustments (PECEX)	(10,695)	(3,954)
Adjustment to the 2013 provision for income tax and social contribution to calculate the effective obligation	-	23,808

Other permanent differences	(494)	17,263
Income tax and social contribution expenses	(148,964)	(512,913)

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

Nacional Minérios S.A.

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

d)     Allocation of results

Until the signing of the Investment Agreement on December 12, 2014 between CSN and the Asian Consortium described in Note 1, management questioned the contractual interests mechanism that was used for adjusting the prepayment balances under the operating agreements mentioned in Note 8(c) because it was understood that the interests were causing distortions on the cash flows and results of operations of the Company. Considering this, management submitted to the Board of Directors a proposal to address the contractual interests issue, which was not approved by the Board of Directors. The financial statements related to the years ended before and as of December 31, 2014 were prepared based on the terms of the agreements and included the interests accrual capitalized on the prepayment balances at the contractually established interest rates. As a result, the amount under discussion of interests accrued throughout those years was not fully paid as dividends and, instead, were retained in a specific reserve. In this context, the amounts allocated to that specific reserve basically corresponded to the interests income generated from the operating agreements in the three-year ended December 31, 2014, as illustrated below.

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

	2015	2014

Profit of the period / year	1,744,848	1,103,480
Proposed dividends	(848,930)	(55,764)
Earnings reserve	895,918	(1,047,716)

Nacional Minérios S.A.

e)      Dividends

The Company's bylaws foresees for the payment of minimum dividends equivalent to 50% of the net profit for the year, adjusted according to the corporate law (Law 6404/76); however, in the years ended December 31, 2014, in order to avoid the payment of dividends that may be affected by the above mentioned discussions that are still pending, dividends were proposed in the limit of the operating results, amounting to R$55,764.

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

In view of the scenario previously described, Company's Management proposes the allocation of a portion of the results for the years ended December 31, 2014 for the recognition of earnings reserve as required by Article 196 of Law 6,404/76, amounting  to R$1,047,716.

There is no deliberation for the remaining Profit of the year 2015 of R$895,918 as on November 30, 2015.

17.     EARNINGS PER SHARE

Basic earnings per share were calculated based on profit for the year divided by the weighted average number of common shares outstanding during the year. The Company does not have treasury shares. Earnings per share were calculated as shown in the table below:

	2015	2014

Profit attributable to Namisa’s owners	1,744,849	1,103,480
Fixed dividends on prefered shares	326,891	-
Profit on ordinary shares attributable to Namisa 's owners	1,417,958	1,103,480
Weighted average number of thousand of shares	474,810	475,067
Basic earnings per shares	2,9864	2,3228

Preferred shares number of thousand of shares	103,766
Basic earnings per shares	3,1503

The Company does not have instruments convertible into shares in the reporting years, therefore, basic earnings per share are equal to diluted earnings per share.

Nacional Minérios S.A.

18.     NET OPERATING REVENUE

The reconciliation between gross revenues and net revenues disclosed in the income statement is detailed below. The decrease in net revenues in 2015 compared to 2014 was due to the lower prices and lower volume produced and sold during the year. The increase in the domestic market in 2015 was due to implementation of services provided to CSN.

	2015	2014

Gross operating revenue:
Domestic market	191,902	21,654
Foreign market	603,164	1,403,054
Accrual for price adjustment according to sales contracts	(23,419)	(53,070)
	771,647	1,477,778
Deductions:
Taxes on sales	(20,051)	(2,719)
Returns and rebates	(1)	(1)
Net operating revenue	751,595	1,475,058

19.     INFORMATION ON THE NATURE OF THE EXPENSES RECOGNIZED IN THE INCOME STATEMENT

	Consolidated
	2015	2014

Third-party material	(171,721)	(406,358)
Port handling	(77,643)	(219,429)
Railway freight	(83,339)	(168,863)
Freight and insurance	(70,252)	(202,926)
Raw material	-	(152,262)
Labor	(103,101)	(108,256)
Operating services	(40,105)	(76,820)
Maintenance	(48,640)	(51,376)
Demurrage	(2,773)	(11,069)
Infrastructure services	(31,972)	(17,927)
Depreciation/amortization	(39,436)	(45,806)
Other	(23,425)	(49,464)
	(692,407)	(1,510,556)

Cost of goods sold	(479,861)	(995,192)
Selling expenses	(152,813)	(433,424)
General and administrative expenses	(34,180)	(54,029)
Other expenses, net	(25,553)	(27,911)
Total	(692,407)	(1,510,556)

As mentioned in note 18, the decrease in costs in 2015 reflects the lower volume produced and sold.

Nacional Minérios S.A.

20.     FINANCIAL RESULTS

	2015	2014

Interest expenses:
Related parties	(7,254)	(23,809)
Interest and fines – REFIS	-	(1,234)
Tax on financial transactions (1)	(21,847)	(21)
Other interest expenses	(13,175)	(12,478)
	(42,076)	(37,542)
Interest income:
Related parties	1,349	1,052,240
Dividends	6,146	21,102
Reversal of interest and fines - REFIS	-	1,043
Interest on short-term investments	44,190	76,509
Other finance income	260	2,235
	51,945	1,153,129
Financial income, net	9,669	1,115,587

Exchange rate differences:
Gains:
Related parties	24,141	12,092
Third parties(2)	1,941,621	587,334
Losses:
Related parties	(104,847)	(62,504)
Third parties	(35,471)	(97)
Exchange rate gains, net	1,825,444	536,825

Monetary rate losses, net	(489)	(521)
Exchange and monetary gains (losses), net	1,824,955	536,304

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

  Scenario 1: (50% real depreciation) R$/US$ parity of 5.7759.

  Scenario 2: (25% real depreciation) R$/US$ parity of 4.8133.

  Scenario 3: (25% real appreciation) R$/US$ parity of 2.8880.

  Scenario 4: (50% real appreciation) R$/US$ parity of 1.9253.

	2015
	Risk	US$ benchmark	Impacts estimated in Brazilian Reais
			Scenario 1	Scenario 2	Scenario 3	Scenario 4

Exchange rate		3.8506	5.7759	4.8133	2.8880	1.9253

Assets:
Cash and cash equivalents	US dollar fluctuation	99,205	190,999	95,500	(95,500)	(190,999)
Trade receivables	US dollar fluctuation	138,690	267,020	133,510	(133,510)	(267,020)
Receivables from related parties	US dollar fluctuation	36,437	70,152	35,076	(35,076)	(70,152)
		274,332	528,171	264,086	(264,086)	(528,171)
Liabilities:
Loans and financing	US dollar fluctuation	-	-	-	-	-
Trade payables	US dollar fluctuation	184,408	355,041	177,520	(177,520)	(355,041)
Taxes payables	US dollar fluctuation	81,031	156,009	78,005	(78,005)	(156,009)
Advances from customers	US dollar fluctuation	-	-	-	-	-
Other liabilities	US dollar fluctuation	18,877	36,344	18,172	(18,172)	(36,344)
		284,316	547,394	273,697	(273,697)	(547,394)
Net effect		(9,984)	(19,223)	(9,611)	9,611	19,223

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

