Form 20-F
period 2017-12-31
NATIONAL STEEL CO
filed 2018-05-01
CIK 1049659

As filed with the Securities and Exchange Commission on April 30, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14732

________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL
(Exact Name of Registrant as Specified in its Charter)

NATIONAL STEEL COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

________________________________________________

Marcelo Cunha Ribeiro, Chief Financial and Investor Relations Officer
Phone: +55 11 3049-7454 Fax: +55 11 3049-7212

marcelo.ribeiro@csn.com.br
Av. Brigadeiro Faria Lima, 3400 – 20th floor
04538-132, São Paulo-SP, Brazil

(Address of principal executive offices)

________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock	New York Stock Exchange

____________________

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:

1,387,524,047 Common Shares without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes  No

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

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes ☑ No

TABLE OF CONTENTS

INTRODUCTION	5
FORWARD-LOOKING STATEMENTS	5
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	6
Item 1. Identity of Directors, Senior Management and Advisors	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
3A. Selected Financial Data	6
3B. Capitalization and Indebtedness	9
3C. Reasons for the Offer and Use of Proceeds	9
3D. Risk Factors	9
Item 4. Information on the Company	22
4A. History and Development of the Company	22
4B. Business Overview	24
4C. Organizational Structure	61
4D. Property, Plant and Equipment	61
4E. Unresolved Staff Comments	65
Item 5. Operating and Financial Review and Prospects	65
5A. Operating Results	65
5B. Liquidity and Capital Resources	87
5C. Research and Development and Innovation	93
5D. Trend Information	94
5E. Off-Balance Sheet Arrangements	94
5F. Tabular Disclosure of Contractual Obligations	97
5G. Safe Harbor	98
Item 6. Directors, Senior Management and Employees	98
6A. Directors and Senior Management	98
6B. Compensation	101
6C. Board Practices	101
6D. Employees	102
6E. Share Ownership	102
Item 7. Major Shareholders and Related Party Transactions	102
7A. Major Shareholders	102
7B. Related Party Transactions	103
Item 8. Financial Information	103
8A. Consolidated Statements and Other Financial Information	103
8B. Significant Changes	111
Item 9. The Offer and Listing	111
9A. Offer and Listing Details	111
9B. Plan of Distribution	112
9C. Regulation of Securities Markets	112
9D. Selling Shareholders	114
9E. Dilution	114
9F. Expenses of the Issue	114
Item 10. Additional Information	115
10A. Share Capital	115

10B. Memorandum and Articles of Association	115
10C. Material Contracts	118
10D. Exchange Controls	118
10E. Taxation	119
10F. Dividends and Paying Agents	127
10G. Statement by Experts	127
10H. Documents on Display	127
10I. Subsidiary Information	127
Item 11. Quantitative and Qualitative Disclosures About Market Risk	127
Item 12. Description of Securities Other Than Equity Securities	133
Item 13. Defaults, Dividend Arrearages and Delinquencies	133
Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds	133
PART II	133
Item 15. Controls and Procedures	133
Item 16. [Reserved]	134
16A. Audit Committee Financial Expert	134
16B. Code of Ethics	135
16C. Principal Accountant Fees and Services	135
16D. Exemptions from the Listing Standards for Audit Committees	136
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	136
16F. Change in Registrant’s Certifying Accountant	136
16G. Corporate Governance	136
16H. Mine Safety Disclosure	138
Item 17. Financial Statements	138
PART III	138
Item 18. Financial Statements	138
Item 19. Exhibits	139

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•         “we,” “us,” “our” or “CSN” are to Companhia Siderúrgica Nacional and its consolidated subsidiaries;

•         “Brazil” are to the Federative Republic of Brazil;

•         “Brazilian government” are to the federal government of Brazil;

•         “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•         “U.S. dollars,” “$,” “US$” or “USD” are to United States dollars;

•         “km” are to kilometers, “m” are to meters, “mt” or “tons” are to metric tons, “mtpy” are to metric tons per year and “MW” are to megawatts;

•         “TEUs” are to twenty-foot equivalent units;

•         “consolidated financial statements” are to our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 together with the corresponding reports of our Independent Registered Public Accounting Firms; and

•         “ADSs” are to CSN’s American Depositary Shares and “ADRs” are to CSN’s American Depositary Receipts.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Although we believe these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us.

Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•         general economic, political and business conditions in Brazil and abroad, especially in China, which is the largest world steel producer and the main consumer of our iron ore;

•         demand for and prices of steel and mining products;

•         the effects of trends in the global financial markets and economic slowdowns;

•         changes in competitive conditions and the general level of demand and supply for our products;

•         our liquidity position and leverage and our ability to obtain financing on satisfactory terms;

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

•         lack of infrastructure in Brazil;

•         electricity and natural gas shortages and government responses to these;

•         existing and future governmental regulation; and

•         the risk factors discussed under the caption “Item 3D. Risk Factors.”

We caution you that the foregoing list of significant factors may not contain all of the material factors that are important to you. The words “believe,” “may,” “will,” “aim,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of regulation and the effects of competition, among others.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not an indication of future performance. As a result of various factors, including those risks described in “Item 3D. Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this annual report have been presented in thousands of reais (R$) and prepared in accordance with IFRS as issued by the IASB. See note 2.a. to our audited consolidated financial statements.

We have translated some of the Brazilian real amounts contained in this annual report into U.S. dollars solely for the convenience of the reader at the rate of R$3.308 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2017, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not represent an arithmetic sum of the figures that precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data

We present in this section the summary financial and operating data derived from our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

Summary Financial and Operating Data

The following tables present summary consolidated financial and operating data for each of the periods indicated.

	Year Ended December 31,
Income Statement Data:	2017¹	2017	2016	2015²	2014	2013
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Net operating revenues	5,600	18,525	17,149	15,262	16,126	17,312
Cost of products sold	(4,110)	(13,596)	(12,640)	(11,740)	(11,592)	(12,423)
Gross profit	1,490	4,929	4,509	3,522	4,534	4,889
Operating expenses
Selling	(549)	(1,815)	(1,697)	(1,430)	(1,042)	(875)
General and administrative	(126)	(416)	(518)	(470)	(438)	(486)
Equity in results of affiliated companies	33	109	65	1,160	331	158
Other expenses	(196)	(647)	(1,077)	(1,341)	(657)	(1,134)
Other income³	249	824	663	3,610	90	567
Total⁴	(588)	(1,945)	(2,564)	1,529	(1,716)	(1,770)

Operating income	902	2,984	1,945	5,051	2,818	3,119
Non-operating income (expenses), net
Financial income	89	295	644	488	172	171
Financial expenses	(834)	(2,759)	(3,166)	(3,853)	(3,253)	(2,683)

(Loss) income before taxes	157	520	(577)	1,686	(263)	608
Income tax
Current	(109)	(359)	(206)	(136)	(528)	(1,291)
Deferred	(15)	(50)	(60)	(2,768)	679	1,217

Net income (loss) from continuing operations	34	111	(843)	(1,218)	(112)	534

Net income (loss) from discontinued operations	-	-	(10)	2	-	-

Net income (loss) for the period	34	111	(853)	(1,215)	(112)	534

Net income (loss) attributable to noncontrolling interest	31	101	82	(2)	(7)	25
Net income (loss) attributable to Companhia Siderúrgica Nacional	3	10	(935)	(1,213)	(105)	509

Basic earnings per common share	0.00229	0.00757	(0.68876)	(0.89461)	(0.07443)	0.34913
Diluted earnings per common share	0.00229	0.00757	(0.68876)	(0.89461)	(0.07443)	0.34913

	As of December 31,
Balance Sheet Data:	2017	2017	2016	2015	2014	2013
	(in millions of US$, except per share data)	(in millions of R$, except per share data)
Current assets	3,592	11,881	12,445	16,431	15,936	16,403
Investments	1,662	5,499	4,568	3,998	13,665	13,487
Property, plant and equipment	5,431	17,965	18,136	17,826	15,624	14,911
Other assets	2,982	9,865	9,005	9,084	4,542	5,602

Total assets	13,667	45,210	44,154	47,339	49,767	50,403

Current liabilities	3,226	10,670	5,497	5,082	6,363	5,564
Non-current liabilities	7,936	26,252	31,272	35,166	37,669	36,770
Stockholders’ equity	2,505	8,288	7,385	7,091	5,735	8,069

Total liabilities and stockholders’ equity	13,667	45,210	44,154	47,339	49,767	50,403

Paid-in capital	1,372	4,540	4,540	4,540	4,540	4,540
Common shares (in millions of shares)	1,388	1,388	1,388	1,388	1,388	1,457
Dividends declared and interest on stockholders’ equity⁴	-	-	-	275	700	800
Dividends declared and interest on stockholders’ equity per common share (in reais)⁴	-	-	-	0.20	0.50	0.55

(1)       Translated solely for the convenience of the reader at the rate of R$3.308 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2017, as reported by the Central Bank.

(2)       The results of our former subsidiary Cia. Metalic Nordeste, or Metalic, were excluded from net operating revenues, cost of sales and/or services, gross profit, operating expenses, other operating expenses, other operating income, financial results and income taxes and were included in “Net income (loss) from discontinued operations” due to the sale of Metalic in November 2016. For further information, see “Item 4B. Business Overview—Downstream Facilities—Metalic.”

(3)       Our 2015 financial information was impacted by the business combination of CSN Mineração as described in “Item 5A. Operating Results.”

(4)       We paid dividends related to the fiscal year ended December 31, 2015 in 2016 before the second restatement of our financial statements as of and for the year ended December 31, 2015. As a consequence of this second restatement, which resulted in a net loss for 2015, we recorded the payment as a payment from our profit reserve account (statutory reserve of working capital) existing at the time of the distribution. The payment was not allocated to the minimum mandatory dividends for the year ended December 31, 2015 as established at our 2016 annual shareholders’ meeting, held in April 2016. For a discussion of our dividend policy and dividend and interest payments, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

During the last decade, the Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.

 The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may significantly depreciate or appreciate against the U.S. dollar.

The following tables present the U.S. dollar selling rate, expressed in reais (R$/US$), for the periods indicated:

	Period-End	Average(1)	Low	High
	(R$ per US$)
Year
2013	2.343	2.161	1.953	2.446
2014	2.656	2.355	2.197	2.740
2015	3.905	3.338	2.575	4.195
2016	3.259	3.484	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018 (through April 26, 2018)	3.467	3.283	3.139	3.504

	Month-End	Average(1)	Low	High
	(R$ per US$)
Month
October 2017	3.276	3.191	3.131	3.280
November 2017	3.262	3.259	3.214	3.292
December 2017	3.308	3.291	3.232	3.333
January 2018	3.162	3.211	3.139	3.270
February 2018	3.245	3.242	3.173	3.282
March 2018	3.324	3.279	3.225	3.338
April 2018 (through April 26, 2018)	3.467	3.404	3.310	3.504

____________

Source: Central Bank

(1) Represents the average of the exchange rates during the period.

We pay cash dividends and make other cash distributions, if any, with respect to our common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by ADS holders upon conversion into U.S. dollars of such distributions for payment by the depositary. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3.

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

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow, prospects and/or the trading price of our ADSs, except as otherwise indicated. The risks described below are those that we currently believe may materially and adversely affect us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and such involvement, along with general political and economic conditions, could adversely affect us.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. We may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting the following factors, among others:

•         interest rates;

•         exchange controls;

•         currency fluctuations;

•         inflation;

•         price volatility of raw materials and our final products;

•         lack of infrastructure in Brazil;

•         energy and water supply shortages and rationing programs;

•         liquidity of the domestic capital and lending markets;

•         regulatory policy for the mining, steel, cement, logistics and energy industries;

•         environmental policies and regulations;

•         tax policies and regulations, including frequent changes that may result in uncertainties regarding future taxation; and

•         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

After two years of economic contraction, Brazil’s gross domestic product, or GDP, grew by 1.0% in 2017, as compared to (3.5)% in 2016, (3.5)% in 2015, 0.5% in 2014 and 3.0% in 2013.

We have been, and will continue to be, affected by the weakness of the Brazilian GDP. We cannot assure you that the Brazilian GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products.

Political instability may adversely affect us.

Brazilian markets have experienced heightened volatility in recent years due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office (Ministério Público Federal) and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested, including, most recently, former President of Brazil, Luiz Inácio Lula da Silva, who was arrested in April 2018.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of these unethical conduct cases has and may continue to adversely affect us.

After the impeachment of President Dilma Rousseff in August 2016, Vice President Michel Temer was sworn in as the new President of Brazil until the next presidential election in October 2018. The Brazilian economy has been and continues to be subject to the effects of uncertainty regarding the results of the next presidential election. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Exchange rate instability may adversely affect us and the market price of our common shares and ADSs.

The Brazilian currency has, during the last decade, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2015, the real depreciated 47% reaching R$3.905 per US$1.00 as of December 31, 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.259 per US$1.00 as of December 31, 2016. The exchange rate remained relatively stable in 2017 and was R$3.268 per US$1.00 as of December 31, 2017. On April 26, 2018, the exchange rate was R$3.947 per US$1.00.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affect the growth of the Brazilian economy as a whole, curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy.

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

In the event the real depreciates in relation to the U.S. dollar, the cost in reais of our foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs and cause our exports to be less competitive. We have a total U.S. dollar-denominated or -linked indebtedness of R$14,781 million, which represents 50% of our total indebtedness, as of December 31, 2017.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Inflation as measured by the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 10.7%, 6.3% and 3.0% in 2015, 2016 and 2017, respectively, and 10.5%, 7.2% and (0.5)% as measured by the general market price index (Índice Geral de Preços do Mercado), or IGP-M.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. As of December 31, 2015, 2016 and 2017, the SELIC rate was 14.25%, 13.65% and 7.00% respectively. In its twelfth consecutive cut since October 2016, the Central Bank further reduced the SELIC rate to 6.50% in March 2018.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank’s monetary policy, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase the payments on our indebtedness.

Developments and the perception of risk in other countries, especially other emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, especially other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and/or ADSs, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Risks Relating to Us and the Industries in Which We Operate

We are exposed to substantial changes in the demand for steel and iron ore, which significantly affect the prices of our products and may adversely affect us.

The steel and mining industries are highly cyclical, both in Brazil and abroad. The demand for steel and mining products and, thus, the financial condition and results of operations of companies in these industries, including us, are generally affected by macroeconomic fluctuations in the world economy and the economies of steel-producing countries, including trends in the automotive, construction, home appliances and packaging industries, as well as other industries which rely on steel distributors. A worldwide recession, an extended period of below-trend growth in developed countries or a slowdown in the emerging markets that are large consumers of our products (such as the domestic Brazilian market for our steel products and the Chinese market for iron ore) could sharply reduce demand for our products. In addition, flat steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automotive and packaging industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could also significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability. Any material decrease in demand or increase in supply for steel and iron ore in the domestic or export markets served by us could have a material adverse effect on us.

Prices charged for iron ore are subject to volatility. International iron ore prices may decrease significantly and have a material and adverse impact on us or require us to suspend certain of our projects and operations.

Our iron ore prices are determined by a variety of pricing factors, which are generally based on market price indices. Our iron ore prices, and consequently our revenues from our iron ore operations, are subject to volatility, which may adversely affect us. According to the average Platts IODEX (62% Fe CFR China), in 2017, average iron ore prices increased 22.0% to US$71.3/dmt, from US$58.4/dmt in 2016. In 2016, average iron ore prices increased 5.3% to US$58.4/dmt, from US$55.5/dmt in 2015. As of April 24, 2018, the index was US$67.25/dmt. Partly due to these changes in iron ore prices, revenues from our mining business represented 21%, 27% and 25% of our total net revenues in 2015, 2016 and 2017, respectively. A decrease in iron ore market prices may adversely affect our operations or even require us to suspend certain projects and operations as well as record impairment of assets, which could adversely affect us.

Adverse economic conditions in China and an increase in global iron ore production capacity could have a negative impact on us.

China has been the main driver of global demand for minerals and metals over the past decade, effectively driving global prices for iron ore and steel In 2017, China accounted for 79% of the global seaborne iron ore trade. The percentage of our iron ore sales volume consumed in China was around approximately 70% in 2017, as compared to approximately 60% in 2016. China is also the largest world steel producer, accounting for approximately 50% of global steel production.

A contraction of China’s economic growth could result in lower global demand for iron ore and steel and increase the global steel industry’s over-capacity, which would materially and adversely affect companies in the industry, including us. Poor performance in the Chinese real estate sector and low investments in infrastructure, two of the largest markets for carbon steel in China, could also negatively affect us. China’s GDP increased 6.9% in 2017 compared to 6.7% in 2016 and 6.9% in 2015.

In addition, in recent years, major iron ore suppliers have increased the pace of their new projects, which could result in increased supply and decreased seaborne iron ore prices. In addition, the recent upsurge in iron ore prices could also stimulate high cost producers to resume operations, expanding the available supply base. Either of these scenarios could have an adverse impact on us.

We may not be able to adjust our mining production volume in a timely or cost-efficient manner in response to changes in demand.

Revenues from our mining business represented 21%, 27% and 25% of our total net revenues in 2015, 2016 and 2017, respectively. If we are required to operate at significant idle capacity during periods of weak demand, we may suffer higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or agreements.

Conversely, our ability to rapidly increase our production capacity is limited by these same factors, which could render us unable to fully satisfy an upsurge in demand for our iron ore. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore from unrelated third parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.

A decrease in the availability or an increase in the price of raw materials for steel production, particularly coal and coke, may adversely affect us.

In 2017, raw material costs accounted for 58% of our total steel production costs. Our main raw materials include iron ore, coal, coke, limestone, dolomite, manganese, zinc, tin and aluminum. We depend on third parties for some of our raw material requirements, including importing all of the coal required to produce coke and approximately 49% of our coke requirements. In addition, we require significant amounts of energy, in the form of natural gas and electricity, to power our plants and equipment.

Any prolonged interruption in the supply of raw materials, natural gas, or electricity, or substantial increases in their prices, could materially and adversely affect us. Interruptions and price increases could result from changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers and/or accidents or similar events on suppliers’ premises or along the supply chain. Our inability to pass these cost increases onto our customers or to meet our customer demand because of unavailability of key raw materials could also have a material and adverse effect on us.

Our steel products face significant competition, including price competition, from other domestic or foreign producers, which may adversely affect our profitability and market share.

The global steel industry is highly competitive with respect to price, product quality, customer service and technological advances permitting reduced production costs. Several factors influence Brazil’s export of steel products, including protectionist policies of other countries, especially the United States, disputes regarding these policies before the World Trade Organization, the Brazilian government’s exchange rate policy and the growth rate of the world economy. Further, continuous advances in materials sciences and technology have given rise to improvements in products such as plastics, aluminum, ceramics and glass, permitting them to serve as substitutes for steel. Due to high start-up costs, the economics of operating a steelworks facility on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which results in oversupply and increases the pressure on industry profit margins. In addition, downward pressure on steel prices by our competitors may affect our profitability.

The steel industry has historically suffered from structural over-capacity which has worsened due to a substantial increase in production capacity in the developing world, particularly China and India, as well as other emerging markets. China is the largest global steel producer and, in addition, Chinese and certain steel exporting countries have favorable conditions (excess steel capacity, undervalued currency or higher market prices for steel in non-domestic markets), which can have a significant impact on steel prices in other markets. If we are not able to remain competitive in relation to competitors in China or other steel-producing countries, we may be adversely affected.

Steel companies in Brazil face strong competition from imported products, mainly as a result of the global excess in steel production, reduction in demand for steel products in mature markets, exchange rate appreciation and tax incentives in some of the main exporting countries. Despite Brazilian import duties to protect domestic producers, a substantial volume of steel products is imported. If the Brazilian government does not implement measures against subsidized steel imports and there is an increase in imports, we may be materially and adversely affected. Apart from direct steel imports, the Brazilian industry also faces competition from imported finished goods, which adversely affects the whole steel supply and production chain.

Protectionist and other measures adopted by foreign governments could adversely affect our export sales.

In response to increased production and steel exports from many countries, anti-dumping and countervailing duty and safeguard measures were imposed in the late 1990s and early 2000s by foreign governments representing the main markets for our exports.

This scenario returned in 2015, when U.S authorities initiated anti-dumping and countervailing duty investigations on hot-rolled and cold-rolled steel sheets and coils imported from Brazil and other countries. In 2016, the European Commission initiated an anti-dumping investigation of hot-rolled sheets and coils imported from Brazil and other countries.

In April 2017, the President of the United States, Donald Trump requested an investigation under Section 232 of the Trade Expansion Act to determine if steel imports are harming national security. As a result of this investigation, in March 2018, the U.S government established the entry in force of Section 232, which imposes an ad valorem tariff of 25% on imported steel.  In the same month, prompted by the United State's adoption of Section 232 measures, the European Union initiated a safeguard investigation into imports of 26 categories of steel products, which must be completed within nine months of its initiation.

The imposition of these and other protectionist measures by foreign countries may materially and adversely affect our export sales.

Our activities depend on authorizations, concessions, licenses and permits and changes in applicable laws, regulations or government measures could adversely affect us.

Our activities and the activities of our subsidiaries and joint ventures are subject to governmental authorizations, concessions, licenses and permits, which include environmental licenses for our infrastructure projects and concessions, including for the port terminals we operate and the railways in which we have an equity interest. Although we believe that such authorizations, concessions, licenses and permits will be granted and/or renewed as and when requested, we cannot guarantee that we will be able to maintain, renew or obtain any required authorization, concession, license or permit, or that no additional requirement will be imposed on us in connection with our requests.

Authorizations, concessions, licenses or permits required for the development of our activities may require that we meet certain performance thresholds or completion milestones. In case we are unable to meet these thresholds or milestones, we may lose or not be able to obtain or renew such authorizations, concessions, licenses or permits, or we may not be able to do so under the terms of new concession laws, claims for amicable contractual termination and subsequent re-bidding for concessions. We also cannot guarantee that we, our controlled entities and our joint ventures that hold concessions will timely comply with our or their obligations under any relevant concession agreement or in conduct adjustment agreement (Termos de Ajustamento de Conduta), or TACs, entered into with governmental agencies. In addition, we are exposed to supervision, penalties and fiscalization from the governmental entitis, including the Brazilian court of audit (Tribunal de Contas da União), or TCU, and regulatory agencies. A material breach of those obligations may result in the loss or early termination of concessions, authorizations, permits and/or licenses, the restriction of access to public financing for the concession or the amortization of the public financing before a project begins to operate, the acceleration or an event of default under our indebtedness. Additionally, we would be subject to penalties, including fines or the closure of facilities. In case of a takeover or concession agreement termination due to government default, if we are entitled to any indemnification from granting authorities for our investments, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after the events affecting our concessions, permits or licenses occur, if at all.

In addition, changes in applicable laws or regulations could require modifications to our technologies and operations and unexpected capital expenditures. Capital expenditures that we have already made may not generate the returns we expected, if any. In our mining operations, new or more stringent environmental licensing requirements for our project operations, specifically for our dams, could be imposed. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated and we may encounter delays in obtaining environmental or other operating licenses, or not be able to obtain and/or renew them, thereby risking exposure to civil responsibility, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. These events and additional costs may have a negative impact on us and the return from our projects and may render certain projects economically or otherwise unfeasible.

Our activities are also subject to governmental regulation in the form of taxes, charges and royalties, which can have an important financial impact on our operations. In the countries where we operate, governments may impose new taxes, raise existing taxes and royalty rates, reduce tax exemptions and benefits or change the basis on which taxes are calculated in a manner that is unfavorable to us. For example, the Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM. On December 19, 2017, Law No. 13,540, originated from Executive Order No. 789/2017, was enacted, increasing the CFEM rate for our mining activities and altering its calculation basis. Further changes to the CFEM regime or increases in applicable rates could adverselv affect us.

We have a high level of indebtedness that could make it more difficult or expensive to refinance our maturing debt and /or incur new debt.

As of December 31, 2017, our total debt outstanding was R$29,511 million, comprising R$6,527 million of short-term debt and R$22,984 million of long-term debt. We had R$3,412 million in cash and cash equivalents as of December 31, 2017. Our planned investments across our business segments will require a significant amount of cash over the course of 2018 and following years. See “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Our level of indebtedness could affect our credit rating and our ability to obtain any necessary financing in the future and may increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtedness and could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect us and make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs, as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities.

The renegotiation of our indebtedness with Caixa Econômica Federal is subject to certain conditions precedent, including their final approval.

The aggregate principal amount of our and our subsidiaries’ debt with Caixa Econômica Federal, one of our principal creditor's, represents approximately 25% of our aggregate consolidated indebtedness as of December 31, 2017. We are in negotiations with Caixa Econômica Federal regarding amortization schedules so as to soften the amortization profile and extend the maturity of this debt. Some terms have not yet been negotiated and the execution of documentation of the renegotiated debt instrument with Caixa Econômica Federal will be subject to certain conditions precedent, including, among others, final approvals by Caixa Econômica Federal’s internal committees. If we do not reach an agreement with Caixa Econômica Federal, if Caixa Econômica Federal does not obtain the necessary internal approvals or if we are not able to comply with any of the conditions precedent, we will be required to make significant payments of principal amounts in 2018 under the current debt instrument with this lender, which might trigger a ratings downgrade and would adversely affect our financial and cash position.

We may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

 While our cash flows from operations and available capital have been sufficient to meet our current operating expenses, contractual obligations and debt service requirements to date, our liquidity, cash flows from operations and available capital may be negatively impacted by the pricing environment for our steel and iron ore products, the exchange rate environment and the effects of weak economic conditions in Brazil. These factors have materially and adversely affected our liquidity and we expect this to continue. Recent cost cutting measures implemented by us may not be sufficient to offset these effects or to improve our liquidity position.

We have announced certain measures to improve our liquidity and debt profile, including the potential sale of certain assets. In addition, we are negotiating the extension of certain of our credit facilities. If we are unable to successfully sell certain assets and/or extend our debt amortization profile, we may not be able to maintain adequate liquidity and our cash flows from operations and available capital may not be sufficient to meet our obligations.

We cannot assure you that our credit ratings will not be lowered, suspended or withdrawn by the rating agencies.

Our credit ratings are limited in scope, and do not address all material risks relating to an investment in our common shares or ADSs, but rather reflect only the views of the rating agencies at the time the ratings are issued. These ratings may affect the cost and other terms upon which we are able to obtain funding and are subject to change due to factors specific to us, trends in the industries we operate or in the credit and capital markets generally. On December 31, 2017, our Fitch, Moody’s and S&P credit ratings were B-, Caa2 and CCC, respectively. Debt rollovers with Banco do Brasil S.A. and Caixa Econômica Federal and other factors have recently resulted in improvements in our credit ratings. In February 2018, Moody’s and S&P improved our credit ratings from Caa2 and CCC to B3 and CCC+, respectively. Credit rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength. We cannot assure that credit rating agencies will not downgrade our credit ratings or that credit ratings will remain in effect for any given period of time or not be withdrawn entirely by the rating agencies, if in their judgment circumstances so warrant.

Any lowering, suspension or withdrawal of our credit ratings may have an adverse effect on us and our ability to refinance our existing indebtedness.

Our indebtedness includes restrictive covenants, which may give rise to early maturity in the case of default.

Our loan agreements contain certain covenants and disclosure obligations regarding our financial statements. For example, in 2017, we were unable to publish our financial statements as of and for the year ended December 31, 2016 within the contractual period and requested a waiver from the holders of our 5th, 7th, 8th and 9th debentures issuances to grant an extension until October 31, 2017 for their publication. While we met the October 31, 2017 deadline and are not in default under any of our financings, we cannot assure you that we will be able to fully comply with all the covenants in our financial agreements.

Our governance and compliance procedures may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment and our activities straddle multiple jurisdictions and complex regulatory frameworks subject to enforcement worldwide. Our governance and compliance procedures may not prevent breaches of law, accounting and/or governance standards applicable to us. We may be subject to breaches of our Code of Ethics, business conduct protocols and to instances of fraudulent behavior, dishonesty and unlawful conduct by our employees, contractors or other agents, which could subject us to fines, loss of our operating licenses and reputational harm, as well as other penalties, which may materially and adversely affect us.

We may fail to maintain an effective system of internal controls, which could prevent us from timely and accurately reporting our financial results.

Our internal controls over financial reporting may not prevent or detect misstatements in a timely manner due to inherent limitations, including human error, circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including implementing new or improved required controls, we could fail to meet our financial reporting obligations, which could trigger a default under some of our agreements. In this regard, and in connection with management’s evaluation of the effectiveness of our internal control over financial reporting, we concluded that, as of December 31, 2017, CSN’s internal control over financial reporting is effective. The material weakness previously reported on management's annual assessment of internal control over financial reporting as of December 31, 2016 was remediated and no longer is a material weakness.

Some of our operations depend on joint ventures, jointly controlled entities, consortia and other forms of cooperation, and our business could be adversely affected if our partners fail to observe their commitments.

We currently operate parts of our business through joint ventures, strategic alliances and consortia with other companies. We have, among others: (i) established a strategic alliance with an Asian consortium at our controlled investee CSN Mineração to mine iron ore; (ii) a joint venture with other Brazilian steel and mining companies at MRS Logística S.A., or MRS, to explore railway transportation in the Southeastern region of Brazil; (iii) a joint venture with certain Brazilian governmental entities at Transnordestina Logística S.A., or TLSA, to explore railway transportation in the Northeastern region of Brazil; (iv) a joint venture with Engie Brasil Energia S.A. and Cia. de Cimento Itambé at Itá Energética S.A., or ITASA, to produce electricity; and (v) a consortium with Votorantim Metais Zinco S.A., Aliança Geração de Energia S.A. (union of Vale S..A and CEMIG Geração e Transmissão S.A.) and AngloGold Ashanti Córrego do Sítio Mineração S.A. at Igarapava hydroelectric facility to produce electricity.

Our forecasts and plans for these strategic alliances, joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial personnel or financing. In addition, many of the projects contemplated by our joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of our partners fails to observe their commitments or we fail to comply with all preconditions required under our financing commitments or other partnership arrangements, the affected joint venture, consortium or other project may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans, which could adversely affect us.

Accidents or malfunctioning equipment on our premises, railways or ports may decrease or interrupt production, internal logistics or distribution of our products and adversely affect us.

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

In addition, our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment. Our mining, steel and cement businesses are generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfall incidents in mining operations and incidents involving mobile equipment or machinery. Such events could occur by accident or by breach of operating and maintenance standards, and could result in a significant environmental impact, damage to or destruction of our mineral properties and/or production facilities, personal injury or death, delays or suspensions in production, monetary losses and exposure to civil responsibilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations. Our health, safety and environmental standards and risk management programs and procedures may prove insufficient in preventing incidents or accidents that could adversely affect us.

Our insurance policies may not be sufficient to cover all our losses.

We maintain several types of insurance policies as part of our risk management for each of our businesses and seek to follow industry practice regarding best coverage, which encompasses domestic and international (import and export) cargo transportation (road, rail, sea or air), life insurance, personal accidents, health, automobile, directors and officers, general liability, CAR (construction and erection risks), boiler and machinery coverage, trade credit insurance, surety, named perils, ports and terminal liabilities.

We also have an insurance policy covering the operational risks, material damages and loss of profits of the following operations and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and the container terminal Sepetiba Tecon S.A., or TECON. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until March 31, 2019, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits. Under the terms of the policy, we remain responsible for the first tranche of US$385 million in losses (material damages and loss of profits).

The coverage obtained in our insurance policies may not be sufficient to cover all risks or the extent of the risks we are exposed to, which could expose us to significant costs. Additionally, we may not be able to successfully contract or renew our insurance policies or to do so on terms satisfactory to us. The occurrence of one or more of these events may adversely affect us.

Our projects are subject to risks that, if materialized, may result in increased costs and/or delays or that could prevent their timely or successful implementation.

We are investing to further increase our steel, mining and cement production capacity, as well as our logistics capabilities. The success of these projects is subject to a number of risks that, if materialized, may adversely affect our growth prospects and profitability, including, among others:

•      delays, availability issues or higher than expected costs in obtaining the necessary equipment, services and materials to build and operate a project;

•      lack of infrastructure, including waste disposal areas and reliable power and water supply;

•      delays or higher than expected costs in obtaining or renewing required authorizations, concessions, licenses or permits and/or regulatory approvals to build or continue a project; and

•      changes in market conditions, laws or regulations that render a project less profitable than expected or economically or otherwise unfeasible.

Any one or a combination of the factors described above may materially and adversely affect us.

We are subject to environmental, health and safety incidents. Additionally, current, new or more stringent environmental, health and safety regulations applicable to us may result in liability exposure and increased capital expenditures.

Our steel production, mining, cement, energy and logistics facilities are subject to a broad range of laws, regulations and permit requirements in the countries where we operate relating to the protection of the environment, health and safety.

Brazilian pollution standards are subject to change, including new effluent and air emission standards, water management and solid waste-handling regulations, wildlife maintenance regulations, restrictions on business expansions, native forest preservation requirements and the obligation to create privately owned conservation areas (Reserva Particular do Patrimônio Natural), or RPPNs, or areas of relevant ecological interest (ARIE), including the Cicuta Forest, as environmental compensation for industrial and mining expansion projects. The Brazilian government has adopted a decree under the national policy for climate change (Política Nacional de Mudanças Climáticas) that contemplates a 5% reduction in carbon emissions projected by 2020 for the industry (including steel making and cement sectors) and an action plan is being developed by a technical committee composed of representatives from the government, industry associations and academia. The target reduction for the mining sector is yet to be established.

In addition, the state of Rio de Janeiro, through its state environmental agency (Instituto Estadual do Ambiente), or INEA, issued a law that requires steel making and cement facilities to present action plans to reduce greenhouse gas emissions when renewing or applying for operational licenses. For air emission standards, the environmental national council, (Conselho Nacional do Meio Ambiente), or CONAMA, issued a resolution that obliges steel companies to comply with certain restrictions until 2018. The Brazilian government has also established a national policy for solid waste (Política Nacional de Resíduos Sólidos), which provides for strict guidelines for solid waste management and industry targets for reverse logistics as part of the environmental licensing process. Finally, a new regulatory framework for mining operations is under development by the department of geology, mining and mineral processing of the Ministry of Mines and Energy, which may impose stricter regulations on our mining operations, including requests for environmental recovery of areas and investments for the granting of mining concessions.

Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and are subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect us and our stakeholders.

New or more stringent environmental, safety and health standards imposed on us could require increased capital expenditures, additional legal preservation areas within our properties or modifications to our operating practices or projects. Especially with regard to our mining activities, more stringent environmental, health and safety standards, including with respect to the licensing process of our projects operations, specifically for our dams, could be imposed. As a result, the amount and timing of environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil responsibility, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations, as well as encounter delays in obtaining environmental or other operating licenses. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs and/or could result in substantial liabilities. Environmental legislation in foreign markets to which we export our products may also materially and adversely affect our export sales and us.

In addition, we may enter into TACs with Brazilian regulatory agencies that require us to minimize or eliminate the risk of environmental impacts in the areas where we operate. If we are unable to comply with a TAC or to remediate non-compliance in a timely manner, we may be exposed to penalties, such as fines, revocation of permits or closure of facilities.

Risks associated with drilling and production could render mining projects economically unfeasible.

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

If a mining project proves not to be economically feasible by the time we are able to profit from it, we may incur substantial losses and be obliged to record write-offs. In addition, changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project economically unfeasible.

Our mineral reserve and mine life may prove inaccurate, market price fluctuations and cost changes may render certain ore reserves uneconomical to mine and we may face rising extraction costs or investment requirements over time as our reserves deplete.

Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates of different engineers may vary, and results of our mining production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on, among other factors, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

In addition, reserves are gradually depleted in the ordinary course of our exploration activities. As mining progresses, distances to the primary crusher and to waste deposits becomes longer and pits become steeper. Also, for some types of reserves, mineralization grade decreases and hardness increases at increased depths. As a result, over time we may experience rising unit extraction costs with respect to each mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailing dams. Our exploration programs may also fail to result in the expansion or replacement of reserves depleted by current production. If we do not enhance existing reserves or develop new operations, we may not be able to sustain our current or anticipated level of production beyond the remaining lives of our existing mines.

Natural and other disasters, or extreme weather conditions, could disrupt our operations.

Because of our exposure to raw materials costs, extreme weather conditions, such as heavy rainfall or flooding, could reduce the available supply of our raw materials and increase our raw materials costs, which would have a material adverse impact on us. Additionally, we are subject to technical or physical risks including fire, power loss, water supply loss, reduction or rationing, leakages, accidents and failures in telecommunications and information technology systems, any of which could disrupt our operations.

We may not be able to consummate proposed acquisitions or integrate acquired businesses successfully.

From time to time, we may evaluate acquisition opportunities that would strategically fit our business objectives. If we are unable to complete acquisitions, or integrate acquisitions successfully and develop these businesses to realize revenue growth and cost savings, we could be adversely affected. Acquisitions also pose the risk that we may be exposed to successor liability involving an acquired company. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor or environmental liabilities, could adversely affect us and reduce the expected and bargained-for benefits of the acquisition.

In addition, we may incur asset impairment charges related to acquisitions, which may reduce our profitability. Our acquisition activities may also present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel, financial and other systems, failure to achieve the operational benefits that were anticipated at the time of the transaction, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and/or amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses and indemnities and potential disputes with buyers or sellers. Finally, proposed acquisitions may also be subject to review from the competition authorities of the countries involved in the transaction, which may approve the transaction, do so subject to restrictions, including the divestment of assets, or reject it. Any of these developments or adverse regulatory decisions could negatively affect us.

We have experienced labor disputes in the past that have disrupted our operations, and such disputes may recur.

A substantial number of our employees and some of the employees of our subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation. Strikes and other labor disruptions at any of our facilities or labor disruptions involving third parties who may provide us with goods or services have in the past and may in the future materially and adversely affect the operations of our facilities and/or the timing of completion and the cost of our projects.

We are exposed to the risk of litigation.

We are currently and may in the future be a party to legal proceedings and judicial, administrative or arbitration claims. For some of these legal proceedings and claims, we have not established a provision on our balance sheet or have only established provisions for part of the amounts in question, based on our external or internal counsel’s judgment as to the likelihood of an outcome unfavorable to us.

Although we are contesting such proceedings and claims, the outcome of each specific proceeding and claim is uncertain and may result in obligations that could materially and adversely affect us.

Risks Relating to our Common Shares and ADSs

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions, dispositions, the destination and diversification of our investments and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed by Brazilian Corporate Law. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or other transactions that could conflict with your interests as a holder of our common shares and ADSs.

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

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote. In addition, the depositary and its agents are not liable for failing to carry out voting instructions or for the manner in which they do so. Alternatively, ADS holders can exercise their right to vote by surrendering their ADSs for cancellation in exchange for our common shares. Pursuant to applicable Brazilian law, companies that issue ADSs must publish the first call for a shareholders’ meeting at least 30 days in advance of the meeting, and the second call must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares in time to allow them to vote with respect to any specific matter. As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.3% of the aggregate market capitalization of the B3 S.A. – Bolsa, Brasil, Balcão, or the B3, as of December 31, 2017.

Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at the price and time you wish may be substantially limited.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares.

We may not be able to offer our common shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares or to undertake steps that may be needed to find available exemptions from registration, and we cannot assure you that we will file any such registration statement or take any such steps. If such a registration statement is not filed and an exemption from registration is not available, JP Morgan Chase Bank, N.A., as depositary, may attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights. For a more complete description of preemptive rights with respect to the underlying shares, see “Item 10B. Memorandum and Articles of Association—Preemptive Rights.”

A decrease in our market capitalization may increase volatility.

In recent years, our market capitalization has been volatile, resulting in increased volatility in the trading price of our common shares and ADSs. Any decreases in our market capitalization may further increase volatility. The trading price of our ADSs decreased throughout 2017 and presented a variation of (25)% as compared to their 2016 year-end trading price. If the trading price of our ADSs drops below the levels required by the listing standards of the New York Stock Exchange, or NYSE, we may be required to do a reverse stock split or a ratio change of the number of common shares per ADS in order to regain compliance with NYSE’s listing standards.

Item 4. Information on the Company

4A. History and Development of the Company

Companhia Siderúrgica Nacional is a Brazilian corporation (sociedade por ações) incorporated in 1941 pursuant to a decree of Brazilian president Getúlio Vargas. The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began its production of coke, pig iron and steel products in 1946, when we also incorporated the Casa de Pedra Mine, located in the city of Congonhas, state of Minas Gerais, and the Arcos Mine, located in the city of Arcos, state of Minas Gerais. The Casa de Pedra Mine assures us self-sufficiency in iron ore and the Arcos Mine provides our flux, limestone and dolomite.

We were privatized through a series of auctions held in 1993 and early 1994, through which the Brazilian government sold its 91% ownership interest.

Between 1993 and 2002, we implemented a capital improvement program aimed at increasing our annual production of crude steel, improving the quality of our products and enhancing our environmental protection and cleanup programs. As part of these investments, since February 1996, all our production involves continuous casting, which requires lower energy use and results in decreased metal loss as compared to ingot casting. From 1996 until 2002, we invested the equivalent of US$2.4 billion in our capital improvement program and on maintaining our operational capacity, culminating with the renovation of Blast Furnace No. 3 and Hot Strip Mill No. 2 in 2001. These measures resulted in an increase of our annual production capacity to 5.6 million tons of crude steel and 5.1 million tons of rolled products.

In 2007, CSN started to sell iron ore in the seaborne market. Today, CSN, through its controlled company CSN Mineração, is an important exporter of iron ore, drawing from the high quality iron ore reserves in the Casa de Pedra and Engenho mines, located in the state of Minas Gerais. CSN Mineração currently holds the concession to operate the Terminal de Carvão, or TECAR, a solid bulks terminal located in Itaguaí Port in the state of Rio de Janeiro, through which CSN Mineração exports iron ore and imports coal and coke.

In 2009, we entered the cement market with our first grinding mill, next to the Presidente Vargas Steel Mill in Volta Redonda, Rio de Janeiro, taking advantage of the synergies of the cement business with our steel business.

In order to diversify our product portfolio, we entered the long steel market in 2012, with the acquisition of Stahlwerk Thüringen Gmbh, or SWT, a long steel manufacturer located in Unterwellenborn, Germany.

In addition, we installed a new plant for production of long steel products at Volta Redonda, which began operations in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products. This plant provides the domestic Brazilian market with rebar for civil construction and wire rod for industrial and civil construction.

In 2015, we inaugurated two new grinding mills, and in 2016, we concluded a new 6,500 tons per day kiln line, reaching an aggregate annual capacity of 4.7 million tons in our cement plants.

General

We are one of the largest fully integrated steel producers in Brazil and Latin America in terms of crude steel production. We operate throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. We divide our business into five segments: steel, mining, cement, logistics and energy

Steel

Our steel segment comprises a portfolio of diverse products and provides us an international footprint by means of our international subsidiaries and our exports from Brazil. In our flat steel segment, we are an almost fully integrated steelmaker. Our main industrial facility, Presidente Vargas Steelworks produces a broad line of steel products, including slabs, hot and cold-rolled, galvanized and tin mill products for the distribution, packaging, automotive, home appliance and construction industries.

Our current annual crude steel capacity and rolled product capacity at Presidente Vargas Steelworks is 5.6 million and 5.1 million tons, respectively. At the end of 2015, due to weak internal demand for steel, we decided to interrupt the operation of Blast Furnace No. 02 for maintenance, which impacted our annual production capacity of crude steel at the Presidente Vargas Steelworks by 28%, while the production of rolled steel decreased 20%. During 2016, our inventory levels significantly dropped and we resumed operations of Blast Furnace No. 2 in October 2016.

Our production process is based on the integrated steelworks concept.

We currently obtain all of our iron ore (except for pellets), limestone and dolomite requirements and a portion of our tin requirements, from our own mines. Using imported coal, we produce approximately 48% of our coke requirements at current production levels in our own coke batteries at Volta Redonda. Imported coal is also pulverized and used directly in the pig iron production process. Zinc, manganese ore, aluminum and a portion of our tin requirements are purchased in local markets. Our steel production and distribution processes also require water, industrial gases, electricity, rail and road transportation and port facilities.

In addition to the production of flat steel, we entered into the long steel segment, with the acquisition of SWT in 2012 for €483.4 million. SWT is a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel sections.

We also completed a new plant for production of long steel products in Volta Redonda, in December 2013. The plant consists of an electric arc steelmaking furnace, continuous casting for billets and a hot rolling mill for round section long products – wire rod and rebar. We expect this plant to reach an output of 500,000 tons per year once fully operational, providing the domestic market with products for civil construction.

Mining Activities

We own a number of high quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle” (Quadrilátero Ferrífero) in the state of Minas Gerais, including the Casa de Pedra and Engenho mines, located in the city of Congonhas, pertaining to our controlled investee CSN Mineração, and the Fernandinho mines, located in the city of Itabirito and the Cayman and Pedras Pretas mining rights, located in the city of Rio Acima and Congonhas, respectively, pertaining to our wholly owned subsidiary Minérios Nacional S.A. (formerly Mineração Nacional S.A.).

Our mining assets also include (i) the solid bulks cargo terminal Itaguaí Port, or TECAR, in the state of Rio de Janeiro, which pertains to CSN Mineração; (ii) the Bocaina mines, located in the city of Arcos, in the state of Minas Gerais, which produce dolomite and limestone; and (iii) Estanho de Rondônia S.A., or ERSA, located in the city of Ariquemes, in the state of Rondônia, which mines and casts tin.

We sold 25.7 million tons, 32.9 million tons and 27.4 million tons of iron ore to third parties in 2015, 2016 and 2017, respectively.

Logistics

Our vertical integration strategy and the synergies among our business units are strongly dependent on the logistics needed to guarantee the transportation of inputs at low cost. A number of railways and port terminals comprise the logistics system that integrates our mining, steelmaking and cement units.

We operate a port terminal for containers, TECON at Itaguaí Port, in the state of Rio de Janeiro, and CSN Mineração operates TECAR.

We also have the following participation in three railways: (i) we share control in MRS, which operates in the Southeast region of the federal railway system, along the Rio de Janeiro - São Paulo - Belo Horizonte axis; (ii) we have an interest in joint venture Transnordestina Logística S.A., or TLSA, which has a concession to construct and operate the Northeastern Railway System II; and (iii) we control Ferrovia Transnordestina Logística S.A., or FTL, which operates the Northeastern Railway System I.

Cement

We entered the cement market in May 2009 in order to take advantage of the synergy potential with our steelmaking business. Our cement operations use as inputs slag generated by our blast furnaces at Volta Redonda and limestone from our limestone reserves in our Bocaina mines, which is used to produce clinker. Slag and clinker are the main inputs in cement production.

In 2015, we inaugurated two grinding mills and in 2016, we concluded a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year of cement production considering our Volta Redonda and Arcos plants. We plan to increase our market share in the cement segment in Brazil in order to diversify our product mix and markets, which will allow us to reduce our risk exposure.

Energy

We are self-sufficient in our energy needs. Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units.

The main source of the electricity we use is our thermoelectric cogeneration power plant located at Presidente Vargas Steelworks, which is fueled by gases from the steel production process, and has an installed capacity of 235.2 MW. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in the state of Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava hydroelectric facility in the state of Minas Gerais, from which we have assured 136 MW from each. In 2014, we installed a new turbine generator at Presidente Vargas Steelworks, which added 21 MW to our installed capacity. This turbine uses gases from the iron-making process to generate energy.

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

4B. Business Overview

Competitive Strengths

We believe that we have the following competitive strengths:

Integrated business model. We are a highly integrated steelmaker and we believe this integration supports resilient and profitable operations. Our integrated business model comprises our captive sources of raw materials, principally iron ore, and our infrastructure, including railways and deep-water port facilities. In terms of raw materials, we own a number of high-quality iron ore mines, strategically located within Brazil’s “Iron Ore Quadrangle,” which distinguishes us from our main competitors in Brazil who are required to purchase all or a portion of their iron ore from mining companies.

Profitable mining business. We have in recent years invested significantly in our mining business, placing CSN in a prominent position among the world’s leading iron ore players. Further mining expansions will enable us to expand our product portfolio and total output, increasing our presence in seaborne markets.

We have high-quality iron ore reserves in Casa de Pedra, Engenho, Fernandinho and other mines, all located in the state of Minas Gerais. Our mining activities are an important contributor to our EBITDA. We sold 25.7 million tons of iron ore to thirs parties in 2015, 32.9 million tons in 2016 (including 100% of Namisa due to its full consolidation of CSN Mineração) and 32.6 million tons in 2017. Our mining business also includes TECAR, a solid bulks terminal at Itaguai Port in the state of Rio de Janeiro, with a capacity to handle 45 million tons per year, and Mineração Bocaina, located in the city of Arcos in the state of Minas Gerais, which produces dolomite and limestone, as well as ERSA, which mines and casts tin.

In 2015 and 2016, we implemented cost reduction measures, which, along with the depreciation of the real, reduced our production costs at the Casa de Pedra mine from US$24.66/ton in 2014 to US$15.56/ton in 2015, to US$12.92/ton in 2016 and to US$15.75 in 2017.

Thoroughly developed transport infrastructure. We have a thoroughly developed transport infrastructure, connecting our iron ore mines to our steel mills and to the port terminals we operate. Our Presidente Vargas Steelworks facility is located next to railway and port systems, which facilitates its supply of raw materials, product shipments and access to our main clients. Our steelworks are close to the main steel consumer centers in Brazil, with easy access to port facilities and railways. The concession for the main railway we use and operate is owned by MRS, in which we hold a 34.9% direct and indirect ownership interest. The railway connects our Casa de Pedra mine to Presidente Vargas Steelworks and to our terminals at Itaguaí Port, which handle our iron ore exports and most of our steel exports, as well as our imports of coal and metallurgical coke. Since the constitution of MRS’s railway in 1996, it has significantly improved its productivity and developed its business, with increased cash generation.

Self-sufficiency in energy generation. We are self-sufficient in our energy needs through our interests in the hydroelectric plants of Itá and Igarapava, as well as our own thermoelectric plant located inside Presidente Vargas Steelworks. We sell excess energy we generate in the energy market on a spot basis. Our 256 MW thermoelectric cogeneration plant provides Presidente Vargas Steelworks with approximately 60% of its energy needs for its steel mills, and uses as its primary fuel the waste gases generated by our coke ovens, blast furnaces and steel processing facilities. We hold a 29.5% stake in the Itá Hydroelectric Power Plant in the state of Santa Catarina. This ownership stake grants us assured energy of 167 MW, proportional to our ownership interest, pursuant to a 30-year power purchase agreement at a fixed price per megawatt hour, adjusted annually for inflation. In addition, we own 17.9% of the Igarapava hydroelectric plant, which has a fully installed capacity of 210 MW and a direct take of 136 MW of assured energy to us.

Low cost structure. As a result of our fully integrated business model, our thoroughly developed transportation infrastructure and our self-sufficiency in energy generation, we have been consistently generating high margins compared to peer companies in both the steel and mining segments. Other factors that lead to our low cost structure include the strategic location of our steelworks facility along with our low-cost, skilled workforce.

Diverse product portfolio and product mix. We have a diversified flat steel product mix that includes hot-rolled, cold-rolled, galvanized and steel tin mill products, in order to meet a wide range of customer needs across all steel-consuming industries. We focus on selling high-margin products, including tin-coated, pre-painted, galvalume and galvanized products. Our galvanized products provide material for exposed auto parts, using hot-dip galvanized steel and laser-welded blanks. Our CSN Paraná branch provides us with additional capacity to produce high-quality galvanized, galvalume and pre-painted steel products for the construction and home appliance industries. In addition, our distribution subsidiary, Prada, provides a strong sales channel in the domestic market, enabling us to meet demand from smaller customers and to establish an important presence in this market.

Strong presence in domestic market and strategic international exposure for steel products. We have a strong presence in the Brazilian market for steel products, with a market share of approximately 30% of the domestic flat steel market. In addition, through our international subsidiaries we sell our flat steel products in the United States and in Europe, which sales accounted for approximately 25% of our total sales in 2017. Direct exports accounted for 6% of our total sales in 2017. In 2012, we acquired SWT, a long steel producer in Germany with annual production capacity of approximately 1.1 million tons of steel profiles, strengthening our steel products mix and geographical diversification. In 2017, SWT accounted for 16% of our total sales.

Our Strategies

Our goal is to make the most of our high-quality product portfolio, low cost production and diverse consumer market to preserve our position as one of the world’s lowest-cost steel producers and as a global player in the mining of iron ore, increase our cement segment’s market share and optimize our infrastructure assets, including ports, railways and power generating plants, which support our high integration and low cost structure. To achieve these goals, we have developed specific strategies for each of our business segments, as described below.

Steel

The strategy for our steel business comprises:

•         Focus on the domestic market, by increasing market share in the flat steel segment and long steel market;

•         Emphasis on high-margin coated steel products, such as galvanized, galvalume, pre-painted and tin plate;

•         Geographical diversification through our flat and long steel facilities abroad and our focus on diversifying our exports through, among others, coated steels;

•         Constant pursuit of operational excellence by developing and implementing cost reduction projects, including energy efficiency, and process review programs, including internal logistic optimization, project development and implementation discipline;

•         Exploring marketing and commercial synergies through our flat steel distribution network and product portfolio to accelerate our entrance into the domestic long steel market; and

•         Increased customized services and distribution abilities through our expanding distribution network.

For information on planned investments relating to our steel activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Mining

In order to strengthen our position in the iron ore market, we plan to invest in our mining assets, including CSN Mineração, to generate low operational costs and long-term growth opportunities.

In the coming years, we expect to reach an annual shipment level of over 60 million tons per year of iron ore products, including third party products, by increasing mine capacities, including Casa de Pedra, and developing export services for third party producers. In the short term, considering downward pricing pressure expected by global iron ore market participants and likely volatility in global iron ore prices, our focus is on exporting quality iron ore at low cost in order to guarantee our participation in the seaborne market.

To sustain this growth, we plan to increase TECAR’s capacity from 42 million tons per year to 60 million tons per year.

To maximize the profitability of our product portfolio, we are focused on increasing our output of high quality pellet feed with Itabirito’s deposits and investing with strategic partners and clients in providing pellet feed to pellet producers.

For information on planned investments relating to our mining activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Logistics

We expect to expand our logistics capabilities, which comprise our integrated infrastructure operations of railways and ports, in order to increase the transportation efficiency of both our incoming raw materials and distributed products.

We will continue to improve our product delivery in the Brazilian market (mainly steel and cement) by implementing low-cost measures, increasing our use of rail transportation and providing more distribution centers to reach end-clients.

In addition to investments in the bulk terminal TECAR, we expanded the TECON container terminal in 2014 in order to operate large vessels simultaneously, which increased TECON’s capacity to 440,000 containers.

In terms of railways, we are developing the Transnordestina Logística project, which focuses on iron ore, agricultural commodities, gypsum and fuel. We also plan to invest in increased efficiency and capacity in the South of Brazil through our participation in MRS.

Cement

Our cement business strategy involves the utilization of the limestone reserves in our Bocaina mines and the slag generated by our blast furnaces at Volta Redonda. Our first cement grinding mill was inaugurated in 2009, with a capacity to produce 2.4 million tons per year. In 2011, we began producing clinker in the Arcos plant, which provided lower production costs. In 2015, we inaugurated two grinding mills and, in 2016, we concluded a new kiln line with a capacity of 6,500 tons per day, reaching an aggregate capacity of 4.7 million tons per year. We intend to expand our cement production capacity to 5.7 million tons per year over the next years. For information on planned investments relating to our cement activities, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Investments and Divestitures

In addition to our planned investments and capital expenditures, we continue to evaluate acquisition opportunities, as well as joint ventures and brownfield or greenfield projects, to improve our steel, cement and mining cost competitiveness and production, along with our logistics capabilities, logistics infrastructure and energy generation.

We also have a significant portfolio of non-core assets in each of our operating segments that are available for sale, including assets outside Brazil, and are currently considering several opportunities to divest certain of these non-core assets to improve our liquidity position in the short- to medium-term. These opportunities are in various stages, including, in some cases, exclusive negotiations.

Our Steel Segment

We produce carbon steel, which is the world’s most widely produced type of steel, representing the vast bulk of global consumption. From carbon steel, we sell a variety of products, both domestically and abroad, to manufacturers in several industries.

Flat Steel

Our Presidente Vargas Steelworks produces flat steel products, which comprise slabs, hot-rolled, cold-rolled, galvanized and tin mill products. For more information on our flat steel production process, see “—Production Process.”

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

Hot-Rolled Products

Hot-rolled products include heavy and light-gauge hot-rolled coils and sheets. A heavy gauge hot-rolled product, as defined by Brazilian standards, is a flat-rolled steel coil or sheet with a minimum thickness of 5.01 millimeters. We are able to provide coils of heavy gauge hot-rolled sheet with a maximum thickness of 12.70 millimeters used to manufacture automobile parts, pipes, structural beams and other construction products. We produce light gauge hot-rolled coils and sheets with a minimum thickness of 1.20 millimeters, which are used for welded pipe and tubing, automobile parts, gas containers, compressor bodies and light cold-formed shapes, channels and profiles for the construction industry.

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

•         panels and sign panels; and

•         pre-painted parts.

Galvanized sheets, both painted and bare, are also frequently used for gutters and downspouts, outdoor and indoor cabinets and home appliances, among others. We produce galvanized sheets and coils in continuous hot-dip processing lines, with thickness ranging from 0.30 millimeters to 3.00 millimeters. The continuous process allows for products with highly adherent and uniform zinc coatings capable of being processed in nearly all kinds of bending and forming machinery.

We produce Galvanew® in addition to standard galvanized products. Galvanew® is produced by an additional annealing cycle just after the zinc hot-dip coating process. This annealing process causes iron to diffuse from the base steel into the zinc coating. The resulting iron-zinc alloy coating allows better welding and paint performance. The combination of these qualities makes our Galvanew® product particularly well suited for manufacturing automobile and home appliance parts, including high gloss exposed parts.

At CSN Paraná, one of our branches, we produce Galvalume®, a continuous Al-Zn coated material. Although the production process is similar to hot-dip galvanized coating, Galvalume® has at least twice the corrosion resistance of standard galvanized steel. Galvalume® is primarily used in outdoor construction applications that may be exposed to severe acid corrosion, like marine uses.

The value added from the galvanizing process permits us to price our galvanized products with a higher margin. Our management believes that our expertise in value-added galvanized products presents one of our best opportunities for profitable growth because of the increase in Brazilian demand for these products.

Through CSN Paraná, we also produce pre-painted flat steel, which is manufactured in a continuous painting line. In this production line, a layer of resin-based paint in a choice of colors is deposited over either cold rolled or galvanized base materials. Pre-painted material is a higher value-added product used primarily in the construction and home appliance markets.

Tin Mill Products

Tin mill products consist of flat-rolled low-carbon steel coils or sheets with, as defined by Brazilian standards, a maximum thickness of 0.45 millimeters, coated or uncoated. We apply coatings of tin or chromium by electrolytic process. Coating costs place tin mill products among our highest priced products. The added value from the coating process permits us to price our tin mill products at a higher margin. There are four types of tin mill products, all produced by us in coil and sheet forms:

•         Tin plate – coated on one or both sides with a thin metallic tin layer plus a chromium oxide layer, covered with a protective oil film;

•         Tin free steel – coated on both sides with a very thin metallic chromium layer plus a chromium oxide layer, covered with a protective oil film;

•         Low tin coated steel – coated on both sides with a thin metallic tin layer plus a thicker chromium oxide layer, covered with a protective oil film; and

•         Black plate – uncoated product used as the starting material for the coated tin mill products.

Tin mill products are primarily used to make cans and other containers. With six electrolytic coating lines, we are one of the largest producers of tin mill products in the world and the sole producer of coated tin mill products in Brazil.

Quality Management System

We maintain a Quality Management System certified to comply with the International Standardization Organization ISO 9001 standard and the automotive industry’s Technical Specification ISO/TS 16949. The ISO 9001 standard is for the design and manufacture of slabs, blooms, billets, hot rolled flat, pickled and oiled, cold-rolled and galvanized steel, tin mill products and long steel products and ISO/TS 16949, third edition, is for the manufacture of hot-rolled flat, pickled and oiled steel products, cold-rolled and galvanized steel products. In 2018, we plan to upgrade our Quality Management System certifications to comply with the International Standardization Organization ISO 9001:2015 standard and with the International Automotive Task Force IATF 16949:2016 standard.

Production Output

The following table sets forth, for the periods indicated, the annual production of crude steel in Brazil and by us and the percentage of Brazilian production attributable to us:

Crude Steel Production	Brazil	CSN	CSN % of Brazil
	(In millions of tons)
2017	34.3	4.2	12.2%
2016	30.2	3.0	9.9%
2015	33.3	4.2	12.7%
2014	33.9	4.5	13.3%
2013	34.2	4.5	13.2%
_______________
Source: Brazilian Steel Institute (Instituto Aço Brasil), or IABr.

The following table presents selected operating statistics for the periods indicated:

Certain Operating Statistics
	2017	2016	2015
	(In millions of tons)	(In millions of tons)	(In millions of tons)
Production of:
Molten Steel	4.3	3.1	4.4
Crude Steel	4.2	3.0	4.2
Hot-Rolled Coils and Sheets	3.9	3.3	4.3
Cold-Rolled Coils and Sheets	2.5	2.3	2.5
Galvanized Products	1.8	1.8	1.4
Tin Mill Products	0.5	0.5	0.6

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

To secure pellets supply, in 2015, we signed a one-year agreement without a “take-or-pay” clause but with a quarterly negotiation of pellet prices. In 2016, we amended this agreement to ensure the continuity of our supply. In 2017, we negotiated a new one-year agreement without a “take-or-pay” clause. We are currently negotiating a long term agreement.

Coal

In 2017, our metallurgical coal consumption totaled 2.17 million tons. Metallurgical coal includes coking coal and PCI coal, which is a lower grade coal injected into blast furnaces in pulverized form to reduce coke consumption. The PCI system reduces our need for imported coke, thereby reducing our production costs. Total PCI coal consumption in 2017 was 0.562 million tons, all of which was imported. The sources of the hard coking coal consumed in our plants in 2017 were: United States (64.7%), Australia (25.0%), Mozambique (6.1%), Canada (3.2%) and Colombia (1.0%), and our PCI coal was sourced entirely from Russia.

The coking coal benchmark price began 2017 falling from a multi-year high in the fourth quarter of 2016, as constraints on Australia's logistics eased towards the end of 2016, The coking coal benchmark price closed at U$155/ton as of March 31, 2017 representing 33% reduction from the closing price as of December 31, 2016. Logistics difficulties caused by a cyclone in April forced major Australian producers to halt their operations, which drove prices to increase again, which effect lasted until June 2017 when supply and demand reached a balance and the coking coal benchmark prices was U$150/ton as of June 30, 2017. Tightened supply of domestic Chinese coal due to environmental and safety policy restrictions as well as reduced supply of Mongolian coal into China lead to a U$38/ton increase reaching $188/ton as of September 30, 2017. Additionally, the Chinese government’s decision to reduce coke production by 30% and cut steel capacity by 50% from November 2017 until March 2018, as well as problems at an Australian coal terminal port in the end of 2017 kept prices high and the coking coal benchmark price was U$263/ton as of December 31, 2017.

Coke

In 2017, in addition to the approximately 1.073 million tons of coke we produced, we also consumed 0.856 million tons of coke bought from third parties in China and Colombia, which represented a 36.76% increase as compared to our consumption in 2016.

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

•         Limestone and dolomite fines for sintering: used in the production of “sinter” in our steelworks. The sintering process mixes and heats together with fine ores, solid fuel and flux, producing a highly reactive granulated burden. The sinter is used in blast furnaces as the main source of iron for the production of pig iron.

•         The Bocaina Mine is also responsible for supplying limestone for cement manufacturing in Volta Redonda and Arcos.

Aluminum, Zinc and Tin

Aluminum is mostly used for steelmaking. Zinc and tin are important raw materials used in the production of certain higher-value steel products, such as galvanized and tin plate, respectively. We typically purchase aluminum, zinc and tin from third-party domestic suppliers under one year contracts. We purchase part of our demand from our subsidiary ERSA. We maintain approximately 15, eight and 22 days worth of inventory of tin, aluminum and zinc, respectively, at the Presidente Vargas Steelworks.

Other Raw Materials

In our production of steel, we consume, on an annual basis, significant amounts of spare parts, refractory bricks and lubricants, which we generally purchase from domestic suppliers.

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third-party under a long-term contract from gas production facilities located on the Presidente Vargas Steelworks site. In 2017, we used 726,192 tons of oxygen to produce 4.2 million tons of crude steel.

Water

We require large quantities of water in the production of steel. Water serves as a solvent, a catalyst and a cleaning agent. It is also used to cool, carry waste, to help produce and distribute heat and power and dilute liquids. Our source of water is the Paraíba do Sul River, which runs through the city of Volta Redonda. Over 93.4% of the water used in the steelmaking process is recirculated and the balance, after careful processing, is returned to the Paraíba do Sul River. Since March 2003, the Brazilian government has imposed a monthly tax for our use of water from the Paraíba do Sul River, based on an annual fee of approximately R$1.576 million.

Electricity

Steelmaking requires significant amounts of electricity to power rolling mills, production lines, hot metal processing, coking plants and auxiliary units. In 2017, our Presidente Vargas Steelworks consumed approximately 3.2 million MWh of electric energy.

Our main source of electricity is our thermoelectric co-generation power plant at the Presidente Vargas Steelworks, which is fueled by gases from the steel production process, with 235.2 MW of installed capacity. In addition, we have a 29.5% interest in the Itá Hydroelectric Power Plant in Santa Catarina, through a 48.75% equity interest in ITASA, and a 17.9% interest in the Igarapava hydroelectric facility in Minas Gerais, from which we have average ensured energy of 167 MW and 23 MW , respectively. In 2014, we installed a new turbine generator at the Presidente Vargas Steelworks, which added 21 MW to our existing installed capacity. This turbine uses outlet gases from our iron production to generate energy.

Natural Gas

In addition to electricity, we consume natural gas, mainly in our hot strip mill. Companhia Estadual de Gás do Rio de Janeiro S.A., or CEG Rio, which was privatized in 1997, is our major source of natural gas. Variations in the supply of gas can affect the level of steel production. We have not experienced any significant stoppages of production due to a shortage of natural gas. We also purchase fuel oil from Petrobras and Raízen.

The market for natural gas is strongly correlated with the electricity market. Brazilian electricity generation is based principally on hydroelectric power, itself dependent on the level of Brazil’s reservoirs.

As a contingency against low levels of rainfall, there are several thermoelectric power plants in Brazil which use natural gas. Due to low levels of rainfall in 2013 and 2014, which resulted in reservoirs reaching their lowest levels in a decade the Brazilian Electricity System Operator (Operador Nacional do Sistema Elétrico), or the ONS, increased the utilization of thermoelectric generation. In 2017, the Presidente Vargas Steelworks consumed 449 million m3 of natural gas.

Diesel Oil

In mid-October 2006 and July 2008, we entered into agreements with Companhia Brasileira de Petróleo Ipiranga, to receive diesel oil in order to supply our equipment in our mining plants in the state of Minas Gerais, which provide the iron ore, dolomite and limestone to our steel plant in Volta Redonda. In 2017, our diesel oil consumption totaled 77,974 kiloliters, used to produce 29,921 million tons of iron ore, for which we paid R$124.9 million.

Suppliers

We acquire our inputs in Brazil and abroad. Aluminum, zinc, tin, spare parts, refractory bricks, lubricants, oxygen, nitrogen, hydrogen and argon are the main inputs we acquire in Brazil. Coal and coke are the only inputs we acquire abroad.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Vanomet and CSA	Slabs
Rio Tinto Coal, BHP, Drummond, Contura, Carbo One Limited, Vale and Warrior	Coal
CI Milpa, Sinochen, Noble, Trafigura and Coeclerici	Coke
Ibrame, Latasa, and Nova Metais and Metalur	Aluminum
Votorantim Metais(1)	Zinc
White Solder, ERSA and Melt Metais	Tin
Sotreq, Metso, Conveybelts, Komatsu, Simplex, Mason, Minas Maquinas and Michelan	Spare parts
Magnesita, RHI, Vesuvius and Saint Gobain	Refractory bricks
Ipiranga and Cosan	Lubricants
___________
(1) Votorantim Metais is the only supplier of zinc in Brazil.

Flat Steel Mill

The Presidente Vargas Steelworks, located in the city of Volta Redonda, in the state of Rio de Janeiro, began operating in 1946. It is an integrated facility covering approximately four square km and containing five coke batteries, three of which are in operation, three sinter plants, two blast furnaces, a basic oxygen furnace steel shop, with three converters, three continuous casting units, one hot strip mill, three cold strip mills, two continuous pickling lines, one continuous annealing line, 28 batch annealing furnaces, three continuous galvanizing lines, four continuous annealing lines exclusively for tin mill products and six electrolytic tinning lines.

The annual production capacity of steel at the Presidente Vargas Steelworks is 5.6 million tons.

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

Prada

We have a 99.99% ownership interest in Cia. Metalúrgica Prada. Established in 1936, Cia. Metalúrgica Prada is the largest Brazilian steel can manufacturer and has an annual production capacity of over one billion cans in its three industrial facilities: two located in the state of São Paulo and one in the state of Minas Gerais. Currently, we are the only Brazilian producer of tin plate, which is Cia. Metalúrgica Prada’s main raw material, making it one of our most important customers . Cia. Metalúrgica  Prada has important clients in the food and chemical industries, including packages of vegetables, fish, dairy products, meat, aerosols, paints and varnishes and other business activities.

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

Companhia Siderurgica Nacional, LLC

CSN LLC holds the assets of former Heartland Steel, a flat steel processing facility in Terre Haute, Indiana. This facility has an annual cold rolling production capacity of 800,000 tons of full hard cold rolled coils. Delivery capacity of cold-rolled and galvanized products is 280,000 and 315,000 tons per year, respectively. Currently, CSN LLC obtains its raw material, hot rolled coils directly from mills in the United States or mills abroad. See “Item 4B. Government Regulation and Other Legal Matters—Proceedings Related to Protectionist Measures—United States” for a discussion on anti-dumping matters regarding Brazilian hot coils exports to the United States.

Lusosider, Aços Planos, S.A.

We own 99.94% of Lusosider, a flat steel processing facility located in Seixal, near Lisbon, Portugal. Lusosider has the capacity to produce approximately 50,000 tons of hot-rolled pickled coils, 50,000 tons of cold-rolled and 240,000 tons of galvanized products per year. Its main customers include service centers and tube making industries.

CSN Distribuição

We have two service centers, one located in the city of Camaçari, in the state of Bahia and one in the city of Jaboatão dos Guararapes, in the state of Pernambuco, to support sales in the Northeastern and Northern regions of Brazil. We also have a distribution center  in the city of Canoas, in the state of Rio Grande do Sul, to support sales in the Southern region of Brazil.

Long Steel Mills

SWT

In February 2012, we acquired SWT in Germany, which marked our entrance into the long steel market. SWT specializes in the production of profiles, including IPE (European I Beams) and HE (European Wide Flange Beams) sections, channels and UPE (Channels with Parallel Flanges) sections and steel sleepers. In total, SWT produces more than 200 types of sections according to different German and international standards.

SWT’s Production Output

	2017	2016	2015	2014	2013
			(in thousands of tons)
Production of:
Beam Blank (Crude Steel)	862	823	794	844	813
Long Steel (Finished Products)	801	782	743	758	765

Raw Materials and Suppliers

Raw Materials and Energy Requirements

The main raw material we use in our long steel production is scrap. In addition, we require  electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. Scrap

In 2017, the price of scrap increased by 33% as compared to 2016 prices. We consumed approximately 0.97 million tons of scrap in 2017, as compared to approximately 0.93 million tons in 2016, and scrap accounted for approximately 65% and 56% of our production costs in 2017 and 2016, respectively. We are able to obtain approximately 70% of our scrap needs from within a 250 km vicinity of our production facilities.

Ferroalloys, Lime and Foaming Coal

Because we do not own any sources of ferroalloys, lime or foaming coal, we must buy these raw materials from third party traders, most of which are located in Europe and source these raw materials from producers around the world.

Rolls

We consume different types of rolls in our rolling mill, usually cast rolls which come from Germany, Italy, Slovenia and China.

Graphite Electrodes

In the smelting shop, which is an electric arc furnace, we use graphite electrodes with a diameter of 750mm. In the ladle furnace, we use electrodes with a diameter of 400mm. We source these electrodes from Europe, Japan and China.

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

Suppliers

We acquire the inputs necessary for the production of our products in Germany and other countries.

Our main raw materials suppliers are set forth below:

Main Suppliers	Raw Material

Scholz, TSR	Scrap
RWE Supply & Trading GmbH	Electric energy
Shell Erdgas Marketing GmbH & Co KG	Natural gas
Refractories Site Service GmbH	Refractory
Graftec, W.A.S., SHOWA DENKO	Electrodes
Siemens, Schneider, Voith	Spare parts
Irle, Walzengießerei Coswig	Rolls

Facilities - SWT

SWT possesses a 28 km internal railway system, as well as the logistics infrastructure to ensure supply of scrap and delivery of finished products. The main markets served by SWT include non-residential construction, equipment industries and engineering and transport, in Germany and in neighboring countries, including Poland and the Czech Republic.

Effective Capacity - SWT
	Tons per year	Equipment in operation
Process:
EAF – Electric Arc Furnace	1,100,000	1 furnace
Ladle Furnace	1,100,000	1 furnace
Finished Products:
Section Mill	1,000,000	1 mill

Volta Redonda EAF Mill

Plant Characteristics

We completed a new plant mill for the production of long steel products in Volta Redonda and began assisted operations in December 2013. The Volta Redonda plant comprises a 50 ton electric arc steelmaking furnace, 50 ton ladle metallurgy, continuous casting machine for billets and a hot rolling mill for wire rod and reinforcing bar. We expect this plant to reach and output of up to 500,000 tons per year once fully operational, providing the Brazilian market with products for civil construction and high quality drawing and cold heading applications.

Steelmaking Shop

Designed for an output of 400,000 tons per year, this unit mainly consists of one 50 ton UHP, AC electric arc furnace, one 50 ton ladle furnace, one continuous casting machine for billets with three strands, mobile equipment and cranes, power supply, distribution facilities and auxiliary equipment.

Rolling Mill

Designed for an output of 500,000 tons per year, this unit has one walking-beam reheating furnace, or RHF, a four-stand blooming mill, a 250 ton hot shear, a six-stand roughing mill, a six-stand intermediate mill, a six-stand pre-finishing mill, internal water cooling, a double length flying shear, a stepping cooling bed, a 500 ton cold shear, transfer inspection stand, bundling machine, a water-cooling section before wire finishing mill, a 10-stand high-speed wire finishing mill, a water-cooling section after wire finishing mill, a laying head, a loose coil cooling line, reforming device, bundling machine, stripper and coil handling devices.

Production Output

Certain Operating Statistics
(in thousands of tons)	2017	2016	2015
Production of:
Billets (Crude Steel)	211	197	151
Long Steel (Finished Products)	202	186	131

Raw Materials and Energy Suppliers

The main raw material we use in our long steel production in Volta Redonda is scrap, in addition to pig iron. We also use blooms, which we produce at our BOF shop. In addition, our production operations consume electricity, natural and technical gases and ancillary materials like ferroalloys, lime, dolomite and foaming coal. The supply sources for these materials are the same used for our flat steel operations. See “Item 4B. Business Overview—Raw Materials and Suppliers.”

Our Mining Segment

Our mining activities are among the largest in Brazil and are mainly driven by the exploration of one of our iron ore reserves, Casa de Pedra, in the state of Minas Gerais. We sell our iron ore products mainly in Asia, Europe and Brazil with sales and marketing from our principal hubs in Minas Gerais, Brazil and Austria.

Our Mines

Casa de Pedra Mine

Casa de Pedra is an open pit mine located in the city of Congonhas, in the state of Minas Gerais, approximately 80 km south of the city of Belo Horizonte and 360 km north of the city of Rio de Janeiro. The site is approximately 1,000 meters above sea level and accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads.

Casa de Pedra mine is a hematite-rich iron deposit of an early proterozoic banded iron formation in Brazil’s Iron Ore Quadrangle (Quadrilátero Ferrífero), which is located in the central part of the state of Minas Gerais in the Southeastern region of Brazil and has been one of the most important iron producing regions in Brazil for the last 50 years. We incorporated the mine in 1941, but it has been operating since 1913.

Our iron ore at Casa de Pedra is currently excavated by a fleet of hydraulic shovels and wheel loaders and then hauled by a fleet of trucks with an installed annual ROM capacity of approximately 103 million tons. The iron ore is then processed in our treatment facilities, which have an installed capacity of 33 million tons of products per year (a sum of the central plant, mobile plants and Pires treatment facilities). At Casa de Pedra mine and the Pires complex, we use electrical power provided by hydroelectric plants.

Casa de Pedra mine supplies all of our iron ore needs, except pellets, and produces lump ore, sinter feed and pellet feed fines with high iron content. The following map illustrates the location of our Casa de Pedra mine:

Engenho Mine

The Engenho mine is also an open pit mine located at the Southwestern region of the Iron Ore Quadrangle, 60 km south of the city of Belo Horizonte and is accessible from the cities of Belo Horizonte or Congonhas through mostly paved roads. The map below illustrates the location of our Engenho mine:

Engenho mine began operations in 1950. We mine its iron ore using the same fleet as in Casa de Pedra mine and, when necessary, a support fleet. We also have equipament operating in the dam and yard.

The ROM from our Engenho Mine can be processed in the Central Plant, Mobile Plants or in the Pires treatment facilities. We use electrical power provided by hydroelectric plants at our Engenho mine and from the Pires Complex.

Fernandinho Mine

Fernandinho mine is located in the city of Itabirito, in the state of Minas Gerais. This city is located in the Mid-Eastern region of the state of Minas Gerais and approximately 40 km from the city of Belo Horizonte. Fernandinho mine is an open pit mine and is accessible from the cities of Belo Horizonte or Itabirito through mostly paved roads.The map below illustrates the location of our Fernandinho mine:

Fernandinho mine began operations in 1950. As of the date of this annual report, Fernandinho mine is inactive.

The following map shows the location of Casa de Pedra, Engenho and Fernandinho mines:

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

This mine has sufficient limestone reserves to adequately supply our steel and cement productions at current levels by an average of 38 years.

Tin Facility

We own a tin facility in Itapuã do Oeste, in the state of Rondônia, through our subsidiary ERSA. This facility has an installed annual production capacity of approximately 3,600 tons of tin, which we use substantially as a raw material to produce tin plate, a coated steel product. A small part of our tin production that is not used as raw material is sold to third parties; however, the results from these sales are insignificant to our consolidated results.

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

Casa de Pedra

Our mining rights for Casa de Pedra include the mine, a beneficiation plant, roads, a loading yard and a railway branch and are duly registered with the National Mining Agency (Agência Nacional de Mineração), or ANM. ANM has also granted us easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine.

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

Mineral Reserves

The following table sets forth information on the type of mine, period of operation, projected exhaustion dates and percentage of our interest for each of our mines:

Mine	Type	Operating since	Projected exhaustion date	CSN % interest
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	Open pit	1913	2040	87.52
Engenho (Congonhas, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2040	87.52
Fernandinho (Itabirito, Minas Gerais)	Open pit	2007 (Start of operation by Namisa)	2039	100

Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	Open pit	1946	2060	100
Tin:
Santa Barbara (Itapuã do Oeste, Rondonia)	Open pit	1950	2054	100

We calculate our estimates of proven and probable reserves and other mineral deposits at our mines in accordance with the technical definitions contained in the SEC’s Industry Guide 7, and estimates of mine life described herein are derived from these reserve estimates. The mineralized material disclosed refers to the entire mines, and not just to our proportional interest in the mines.

In the most recent reserve audit conducted in 2014, the losses for mine dilution and mining recovery considered were 5% each for both Casa de Pedra and Engenho mines.

In 2014, we audited resources and reserves for Casa de Pedra and Engenho mines and only resources for Fernandinho mine. We do not have audited resources or reserves studies for our Bocaina mine, thus the resources and reserves presented in the table below were not audited by any third parties for that mine. As for our Santa Barbara mine, we do not have reserve estimates and do not currently plan to begin campaigns to complete a study in connection with this property in light of its low materiality to our business.

The following table sets forth our estimates of proven and probable reserves and other mineral deposits at our mines reflecting the results of reserve studies:

Proven and Probable Reserves[1]
Mine Name and Location	Audited Reserves		Ore Tonnage[2]		Grade[3]	Rock Type	Recoverable Product[4]
	(in millions of tons)		(in millions of tons)				(in millions of tons)
	Proven[5]	Probable[6]	Proven[5]	Probable[6]
Iron:
Casa de Pedra (Congonhas, Minas Gerais)	1 ,043	1 ,662	928	1 ,662	41.36%	Hematite (7%) Itabirite (93%)	1 ,429
Engenho (Congonhas, Minas Gerais)	108	209	103	209	39.48%	Hematite (3%) Itabirite (97%)	161
Fernandinho (Itabirito, Minas Gerais)					40.21%	Itabirite (100%)
Limestone and Dolomite:
Bocaina (Arcos, Minas Gerais)	280	0.2	280	0.2	50.25% CaO 16.0% MgO	Limestone (94.46%) Dolomite (5.54%)	280

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

 The metallurgical recovery factor is the percentage of iron in the ore delivered to the processing plant that is recovered by the metallurgical process. In 2017, the metallurgical recovery factor obtained by Casa de Pedra’s concentration plant was 77.9%. Since 2017, the Pires plant has operated through a dry process and its metallurgical recovery factor is 100%.

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

Casa de Pedra Mine

In 2012, we started a multi-year study of our iron ore resources and reserves at Casa de Pedra in accordance with best practices in the iron ore market. We conducted extensive work throughout 2014 to document and classify all information related to both the current and future operations of the Casa de Pedra mine. In 2014, we hired Snowden Group, to undertake an independent analysis of the Casa de Pedra iron ore resources and reserves. Snowden carried out a full analysis of all available information and has independently validated our reported resources and reserves.

Snowden accepts as appropriate the estimates regarding proven and probable reserves made by us, totaling 2,704 million tons of iron ore (as of December 31, 2014) at a grade of 41.36% Fe and 36.46% SiO2. This new estimate of our iron ore reserves at Casa de Pedra is significantly larger than our estimate of 1,631 million tons, contained in an appraisal report prepared in 2006 by Golder Associates. Over the course of the Casa de Pedra mine’s life, we have executed several drilling campaigns. The last drilling campaign was in 2014, and we had drilled more than 92,000 meters by November 2014.

Engenho and Fernandinho Mines

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

After our last drilling campaign, we had drilled more than 9,000 meters by November 2014 in our Engenho mine.

Production

Casa de Pedra Mine

The Casa de Pedra facilities are located in the city of Congonhas, in the state of Minas Gerais. The Casa de Pedra mine is located 350 km from the Presidente Vargas Steelworks and supplies iron ore products to our steel mill, as well as for export through the Itaguaí Port. Casa de Pedra’s equipment fleet and treatment facilities have an installed annual ROM capacity of approximately 103 million tons and 40 million tons, respectively.

Pires and Fernandinho Beneficiation Plants

Pires plant is the beneficiation plant of Congonhas Minérios. The plant receives material from Engenho and Casa de Pedra Mines and generates final products such as: lump ore, sinter feed and concentrates.

Fernandinho plant receives material from Fernandinho mine (located in the city of Itabirito), generates sinter feed and fines as final products. As of the date of this annual report, Fernandinho plant and Fernandino mine are idle.

The following table sets forth the production volume of iron ore in each of our mines in the last three years:

	Production(1)
	2015	2016	2017
Casa de Pedra(2) (Mt)	26.24	29.46	26.05
Grade (%)	63.8%	63.1%	62.1%
Pires(2) (Mt)	1.6	2.71	3.87
Grade (%)	63.9%	61.0%	60.4%
Fernandinho(2) (Mt)	0.0	0.0	0.03
Grade (%)	-	-	61.6%

(1) In addition to its own production, Namisa also purchased iron ore from third parties. Third party purchase volumes totaled 3.1 million tons, 3.4 million tons and 3.6 million tons in 2015, 2016 and 2017, respectively.

(2) Production information considers 100% of the mines.

	CSN Consolidated Sales(1)
	2015	2016(2)	2017(2)
Consolidated Sales (Mt)	25.67	36.98	27.36

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

We export iron ore and import coal and coke through the Itaguaí Port, in the state of Rio de Janeiro. We have operated the coal and container terminals since August 1997 and 1998, respectively.

Our Logistics Segment

Our logistics segment is comprises railway and port facilities.

Railways

Southeastern Railway System

MRS has a 30-year concession to operate, through the year 2026 and renewable for an equal period of 30 years, Brazil’s Southeastern railway system. As of December 31, 2017, we held 34,94% of MRS’s total capital. For more information, see “Item 5E. Off-Balance Sheet Arrangements.” The Brazilian Southeastern railway system, with 1,643 km of track, serves the São Paulo - Rio de Janeiro - Belo Horizonte industrial triangle in Southeast Brazil, and links our mines located in the state of Minas Gerais to the ports located in the states of São Paulo and Rio de Janeiro and to the steel mills of CSN, Companhia Siderúrgica Paulista or Cosipa, and Gerdau Açominas. In addition to serving other customers, the railway transports iron ore from our mines at Casa de Pedra in the state of Minas Gerais and coke and coal from Itaguaí Port in the state of Rio de Janeiro to the Presidente Vargas Steelworks and transports our exports to the ports of Itaguaí and Rio de Janeiro. The railway system connects the Presidente Vargas Steelworks to the container terminal at Itaguaí Port, which handles most of our steel exports. Our transport volumes represent approximately 28% of the Brazilian Southeastern railway system’s total volume. We are jointly and severally liable, along with the other main MRS shareholders, for the full payment of the outstanding amount of its indebtedness (See “Item 5E. Off-Balance Sheet Arrangements”). However, we expect that MRS will make the lease payments through internally generated funds and proceeds from financing.

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

In 2005, we executed a letter of intent with the Brazilian government (the grantor of this concession) to enable the development of new tracks and certain other improvements of the Northeastern Railway System, in a project called “Nova Transnordestina.” The Nova Transnordestina project discussions resulted in the execution, in 2013 and 2014, of a TAC, which settled all claims of non-compliance by us with the original concession agreement until 2012, and multiple agreements, including an investment agreement (discussed below) and a new concession, pursuant to which we were granted the right to develop and operate new tracks and the Northeastern Railway System management was divided in two sub-railway systems:

(i)                   Northeastern Railway System I, which is in operation by our subsidiary FTL, encompasses the RFFSA network, covering the stretches between the cities of São Luís – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau and Propiá – Jorge Lins, with 4,238 km of railways, of wich 1,191 km are operational and the rest are in negociation process with the National Agency for Ground Transportation (Agência Nacional de Transportes Terrestres), or ANTT. As of December 31, 2017, we held 90.78% of the capital stock of FTL and its concession extends until 2027, renewable for an additional 30 years. As of December 31, 2017, R$90.7 million in concession payments were outstanding over the remaining 10 years of the concession.

(ii)                 Northeastern Railway System II, which is under construction by our jointly controlled investee TLSA, will encompass the new network, covering the stretches between the cities of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém, with an expected extension of 1,753 km that will connect the interior of Northeast Brazil to Pecém and Suape Ports. As of December 31, 2017, we held 46.30% of the capital stock of TLSA and its concession extends until the earlier of 2057 or the date when TLSA reaches a rate of annual return of 6.75% of its invested capital.

In September 2013, we entered into an investment agreement, or the TLSA Investment Agreement, with our partners in TLSA, Valec Engenharia, Construções e Ferrovias S.A., or Valec, and Fundo de Desenvolvimento do Nordeste, or FDNE, two Brazilian government entities focused on infrastructure and the development of the northeastern region. Under the TLSA Investment Agreement we and our partners agreed on a budget of R$7.5 billion to complete the construction of the Northeastern Railway System II. A revised budget of approximately R$11.2 billion has been already approved by FINOR, or Fundo de Investimentos do Nordeste, and it is currently being revised and under approval by FDNE. If the construction of Northeastern Railway System II requires funds in addition to the budget, they will be provided by us or third parties under trackage right agreements.

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

The TCU – Tribunal de Contas da União - has initiated a proceeding questioning the legality of certain aspects of the concession contract for the Northeastern Railway System II, which has contributed to a slow pace of construction of the new tracks, and the ANTT has initiated a proceeding claiming TLSA did not comply with the terms of the concession contract for the Northeastern Railway System I. In April 2017, the Brazilian government created an inter-ministerial working group comprised of various government representatives in order to identify and implement alternatives to continue the Northeastern Railway System projects, which may include the settlement of the TCU and ANTT proceedings. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Northeastern Railway System Proceedings.”

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

Container Terminal

We own 99.99% of TECON, which holds a concession to operate, for a 25-year term (which can be renewed for up to 70 years), the container terminal at the Itaguaí Port, located in the state of Rio de Janeiro. As of December 31, 2017, R$263 million of the cost of the concession was outstanding and payable over the remaining 9 years of the concession.

 The Itaguaí Port is located in Brazil’s Southeast region, with all major exporting and importing areas in the states of São Paulo, Minas Gerais and Rio de Janeiro within 500 km. In 2014, this area represented more than 55% of the Brazilian GDP, according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística), or IBGE.

In the past few years, significant investments in port infrastructure projects were made, including expansion of the maritime access channel to the Port of Itaguaí, duplication of the Rio-Santos road, and the Rio de Janeiro metropolitan bypass, which is a beltway that crosses the Rio de Janeiro metropolitan area. Favorable natural conditions, like deep waters and a low urbanization rate around the Port of Itaguaí allow large vessels to operate and also allow for highly competitive prices for services rendered.

After TECON’s investments in infrastructure and equipment, which increased our capacity to 440,000 containers (660,000 TEUs) per year, new improvements were achieved in 2016 and 2017, which increased the terminal’s service level and productivity.

TECON handled 188,000 containers, 989,000 tons of steel products and 9,000 tons of general cargo in 2017. Its volume increased 34% in 2017 due to new services on the routes from Asia and the Mediterranean.

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

Production

Our cement production takes place at Volta Redonda and Arcos and begins with the influx of raw materials comprising clinker, limestone, gypsum and slag. The clinker is produced in our plant in Arcos, where limestone, clay and other correctives such as iron ore and bauxite are ground in a raw mill and calcined inside the kiln. The clinker and limestone are stored in silos and warehouses and come in part from Arcos to Volta Redonda by rail. Slag is a by-product of iron and steel, produced in the blast furnace, and is also stored in the warehouse, arriving at the plant by road. CSN uses natural gypsum, which arrives at the plant by truck and is stored in the warehouse.

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

The types of cement we produce are: CP III-40 RS, CP II-E-32,CP II-E-40 and CP II-F in bagged and bulk forms. Our Volta Redonda plant has four silos, two of them with 10,000 tons of capacity and two with 5,000 tons of capacity. Our Arcos plant has a silo with 7 chambers and 28,000 tons of total capacity. Cement can be shipped in bagged and bulk forms.

Our Energy Segment

Our energy segment is comprised of generation plants and is aimed at enabling us to maintain our self-sufficiency in energy, reducing our production cost and our exposure to fluctuations or availability of certain energy sources.

Our energy related assets include:

Thermoelectric Co-Generation Power Plant

We completed the construction of a 235.2 MW thermoelectric co-generation power plant at the Presidente Vargas Steelworks in December 1999. Aside from operational improvements, the power plant supplies our strip mills with electric energy, processed steam and forced air from the blast furnaces, benefiting the surrounding environment through the elimination of flares that burn steel-processing gases into the atmosphere. In addition, we installed a new turbine generator in 2014, which added 21 MW to our existing installed capacity. This turbine is located near our Blast Furnace No. 3, and uses the outlet gases from the iron making process to generate electricity.

Itá Hydroelectric Facility

CSN and ENGIE each own 48.75% of ITASA, a special-purpose company formed for the purpose of owning and operating, under a 30-year concession granted in 2000, 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil. Companhia de Cimento Itambé, or Itambé, owns the remaining 2.5% of ITASA. ENGIE directly owns the remaining 39.5% of the Itá hydroelectric facility.

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

Itá has an installed capacity of 1,450 MW, and became fully operational in March 2001.

Igarapava Hydroelectric Facility

We own 17.9% of a consortium that built and has the right to operate for 30 years the Igarapava hydroelectric facility, which has an installed capacity of 210 MW. Other consortium members are Aliança, Votorantim Metais Zinco and AngloGold Ashanti Mineração Ltda.

Marketing, Organization and Strategy

Flat Steel

Our steel products are sold both domestically and abroad as a raw material for several manufacturing industries, including the automotive, home appliance, packaging, construction and steel processing industries.

Our sales approach involves establishing brand loyalty and achieving a reputation for quality products by developing relationships with our clients, focusing on their specific needs and providing tailor-made solutions.

Our commercial area is responsible for sales of all our products. This area is divided into two major teams, one focused on sales in international markets and the other on sales in the domestic market. The domestic market sales team covers seven market divisions: packaging, distribution network, automotive industry (automakers and auto parts), home appliances, general industry, construction and pipes. We also have a team responsible for selling all process residues, which include blast furnace slag, pitch and ammonia, which are widely used as inputs in chemical and cement industries.

The distribution network division is responsible for supplying large steel processors and distributors. In addition to independent distributors, we count with our own distributor, Prada Distribuição. The pipes division supplies oil and gas pipe manufacturers as well as industries that produce small diameter pipe and light profiles. The packaging division acts in an integrated way with suppliers, representatives of the canning industry and distributors to respond to customer needs for finished products. We supply the automotive division from a specialized mill, CSN Porto Real, and also by a portion of the galvanized material produced at Presidente Vargas Steelworks, thereby benefitting from a combined sales strategy.

Historically, our sales in international markets were primarily through international brokers. However, as part of our strategy to establish direct, longer-term relationships with end-users, we have decreased our reliance on these brokers and have instead focused on direct sales to more profitable international markets.

All of our sales are on an order basis and have an average delivery time of 45 days. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the domestic and international markets based on historical data and general economic outlooks. We have our own data systems to remain informed of worldwide and Brazilian market developments. Our management believes that a key to our success is maintaining our presence in international markets, which provide us flexibility to shift between domestic and international markets depending on how favorable conditions are.

Unlike other commodity products, steel is not traded on an exchange, nor is there uniform pricing, due to wide differences in size, quality and specifications. In general, we price exports based on international spot prices of steel at the time of sale in U.S. dollars or euros, depending on the destination. Sales are normally paid up front, or within 14 or 28 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. Sales are made primarily on cost and freight terms.

Sales by Geographic Region

In 2017, we sold steel products to customers in Brazil and 29 other countries. The fluctuations in the portion of total sales assigned to domestic and international markets, which are presented in the table below, reflect our ability to adjust our sales domestic and international sales mix in light of economic conditions, steel demand and prices.

The two main export markets for our products are Europe and North America, representing approximately 41% and 38%, respectively, of our export sales volume in 2017.

In North America, we operate through our subsidiary CSN LLC, which acts as a commercial channel for our products. We have historically shipped hot-rolled steel sheets and coils to CSN LLC, which then processes and transforms it into higher value-added products at its own plant, including cold-rolled coils and galvanized products. We also export cold-rolled coils directly to CSN LLC, to be sold by them or processed to manufacture galvanized products.

CSN – Sales of All Steel Products by Destination
(in thousands of tons and millions of R$)
	2017				2016				2015
	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total	Tons	% of Total	Net Operating Revenues(2)	% of Total
Brazil	2,841	58%	7,819	60%	2,784	57.31%	6,815	60.82%	2,968	59.50%	6,612	60.40%
Export	2,081	42%	5,140	40%	2,073	42.69%	4,391	39.18%	2,023	40.50%	4,332	39.60%
Total	4,922	100%	12,959	100%	4,857	100%	11,205	100%	4,990	100%	10,944	100%
Exports by Region
Asia	13	1%	23	1%	18	1%	31	1%	9	0%	17	0%
North America(1)	651	31%	2,009	39%	759	36.62%	1,802	41.05%	802	39.70%	1,834	42.30%
Latin America	180	9%	507	10%	95	4.58%	260	5.91%	115	5.70%	376	8.70%
Europe	1,223	59%	2,565	49%	1,189	57.34%	2,269	51.69%	1,090	53.90%	2,087	48.20%
All Others	14	1%	36	1%	12	1%	29	1%	7	0%	18	0%

(1) Sales to Mexico are included in North America.

(2) Net operating revenues presented above differ from amounts in our IFRS consolidated financial statements because they do not include revenues from non-steel products (non-steel products include mainly by-products, iron ore, logistics services and cement).

Sales by Product

The following table sets forth our sales breakdown by product in Brazil in each of the last three years:

CSN Domestic Sales Breakdown	2017	2016	2015
Hot-Rolled Products	34%	33%	36%
Cold-Rolled Products	18%	18%	19%
Galvanized Products	29%	30%	28%
Tin Mill Products	10%	13%	12%
Long Steel	8%	6%	5%

Sales by Industry

We sell our steel products to customers in several industries. The following table sets forth our breakdown by market segment of domestic volume shipped in each of the last three years:

	2017	2016	2015
	(In percentages of total domestic volume shipped)
Distribution Network	41%	46%	45%
Packaging	11%	14%	13%
Automotive	22%	15%	11%
Home Appliances	9%	9%	9%
OEM	4%	4%	4%
Construction	13%	12%	18%

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

For further information on steel sales, see “Item 5A. Operating Results—Steel Markets and Product Mix—Sales Volume and Net Operating Revenues by Steel Products and Markets” and “Item 5A. Operating Results—Results of Operations—Year 2016 Compared to Year 2015—Net Operating Revenues.”

Seasonality

Steel demand is strongest in the second quarter of each year and weakest in the last quarter. Our production, however, is continuous throughout the year.

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

SWT does not possess its own distribution network, instead cooperating with the big steel distributors and traders in Europe and other countries. All of our sales are on an order-by-order basis. The delivery time is related to the logistics chain and varies between two to six weeks depending on Incoterm and section type. As a result, our production levels closely reflect our order log book status. We forecast sales trends in both the European and export markets based on the historical data available from the last two years and the general economic outlook for the near future. We believe that our presence in the export market outside of Europe gives us more flexibility to optimize production and maximize our profitability.

Sections are not sold based on uniform pricing in Europe, as wide differences exist in terms of size, quality and specifications. In general, exports are priced based on international spot prices of steel at the time of sale in U.S. dollars or euros, depending on the destination. Sales are normally paid within 30 days, and, in the case of exports, usually backed by a letter of credit and an insurance policy. All SWT businesses are 100% covered by Euler Hermes risk insurance, a bank guarantee or a letter of credit. Sales are made primarily on cost and freight terms.

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

Iron Ore

Iron ore products are commercialized by our commercial team located in Brazil, Portugal and Hong Kong. These three marketing units allow us to maintain close relations with our customers worldwide, understand the environment where they operate, monitor their requirements and provide all necessary assistance in a short period of time. Market intelligence analysis, planning and administration of sales are handled from Brazil by the staff in our São Paulo office, while our domestic sales team is located at Casa de Pedra mine, in the state of Minas Gerais.

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

			2017				2016				2015
	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total	Tons	% of total	Net Operating Revenues	% of total
Brazil	5,211	16%	829,268	12%	4,12	11%	542,027	12%	539	2%	175,223	6%
Export	27,37	84%	3,791,730	88%	32,863	89%	4,039,875	88%	23,322	98%	3,012,027	95%
Total	36,983	100%	4,620,971	100%	36,983	100%	4,581,902	100%	23,861	100%	3,187,250	100%

Exports to
Asia	25,993	95%	3,602,143	96%	29,349	89%	3,519,713	87%	21,963	95%	2,836,505	95%
North America	-	-	-	-	-	-	-	-	-	-	-	-
Europe	1,372	5%	189,586	4%	3,514	11%	434,378	11%	1,028	4%	132,792	4%
Latin America	-	-	-	-	-	-	-	-	331	1%	42,73	1%
Others	-	-	-	-	-	-	85,784	2%

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

In 2017, our iron ore sales reached 32.3 million tons, 27.4 million tons to third parties and 5.2 million tons to CSN steel mills, an increase of 26% compared to 2016. Total mining net revenue increased 1% in 2017, due to the lower volume sold and offset by better prices. The share of mining segment revenue in CSN's total net revenue decreased from 27% in 2016 to 25% in 2017.

In 2017, 95% of our iron ore export sales went to the Asian market, mainly China and Singapore and 5% were sold in the European market. Of our total sales volume to third parties, 78% were sinter feed, 8% pellet feed, 14% lump ore and 0.2% concentrated.

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

In 2017, amid weak growth in the Brazilian economy, we significantly increased our sales, reaching 3.3 million tons, marking a growth of 18% as compared to 2016. All our cement production is sold in the domestic market.

	CSN – Cement Sales Figures (in thousands of metric tons and millions of R$)
	2017		2016		2015
	Tons	Net Operating Revenues	Tons	Net Operating Revenues	Tons	Net Operating Revenues
Brazil	3,311	487	2,814	491	2,182	432

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

We also have an insurance policy covering the operational risks, material damages and loss of profits of our following branches and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and TECON. This policy was negotiated with domestic and foreign insurers and reinsurers and is valid until March 31, 2019, with a limited indemnity of US$600 million (for an insured value of US$9.1 billion) with a deductible of US$385 million for material damages and 45 days to loss of profits. Under the terms of the policy, we remain responsible for the first tranche of US$385 million in losses (material damages and loss of profits).

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

The following table sets forth the production of crude steel by Brazilian companies in the periods indicated:

	2016	2015	2014

	Production	Production	Production
	(In million tons)	(In million tons)	(In million tons)
Gerdau(2)	6.8	7.0	7.4
Usiminas	3.1	5.0	6.0
ArcelorMittal Tubarão	7.0	6.8	5.3
CSN	3.1	4.2	4.4
ArcelorMittal Aços Longos	3.1	3.1	3.2
CSA	4.2	4.2	4.1
Others	3.9	1.9	3,4
Total	31.2	32.2	33.8
Source: IABr

*2017 data was not available as of the date of this annual report.

Competitive Position — Global

During 2017, Brazil maintained its place as the largest producer of crude steel in South America, with a production output of 34,3 million tons and a 2% share of total world production, according to data from the World Steel Association, or WSA. In 2017, Brazil maintained the ninth position in the global steel production ranking, accounting 80% of total production in South America, approximately two thirds more than Mexico’s or 42% of the U.S.’ steel production. According to IABr, Brazilian exports in 2017 the amount of 15.3 million tons of finished and semi-finished steel products, an increase of 14,3% as compared to 2016.

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

Competitive Advantages of the Brazilian Steel Industry

Brazil’s principal competitive advantages are its abundant supply of low-cost, high-grade iron ore and energy resources. Brazil also benefits from a vast internal market with a large growth potential, a privatized industry making investments in plant and equipment and deep-water ports allowing the operation of large ships, which facilitates access to export markets.

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

 In 2015 and 2016, sales in the external market became more attractive, due to the depreciation of the real against the U.S. dollar, lower domestic demand and an increase of more than 50% in international prices. During 2016, imports of flat steel in Brazil decreased by 51% compared with the same period in 2015. In 2017, in turn, Brazilian GDP increased by 1.0% leading to a recovery of volumes in the domestic market and, in parallel, price readjustments accompanying the strength of the international market.

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

We are subject to regulation and supervision by the Brazilian Ministry of Environment, CONAMA and by the Brazilian Institute of Environment and Renewable Natural Resources, or IBAMA, which is responsible for enforcing environmental laws at the federal level. The environmental regulations of the state of Rio de Janeiro, in which the Presidente Vargas Steelworks is located, are enforced by the INEA. In the state of Minas Gerais, where our main mining operations are located, we are subject to regulations and supervision by the Environmental Policy Council, or COPAM, by the Regional Superintendent of Environment and Sustainable Development, or SUPRAM, the Water Management Institute of Minas Gerais, or IGAM, the State Forestry Institute, or IEF, and the State Environmental Foundation, or FEAM, which are the competent bodies of the Secretary of State for the Environment and Sustainable Development of Minas Gerais, or SEMAD. Specific goals and standards are established in operating permits or environmental accords issued to each company or plant. These specific operational conditions complement the standards and regulations of general applicability and are required to be observed throughout the duration of the permit or accord. The terms of such operating permits are subject to change and are likely to become stricter. All of our facilities currently have or are in the process of obtaining/renewing their operating permits.

With the publication of the new Decree in Minas Gerais and a joint determination between the environmental agencies to reduce bureaucracy and standardize the documents necessary for the processes of environmental regularization in the state, it is expected that the analysis periods for the release of Environmental Licenses in the state of Minas Gerais will be reduced.

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

Other strategies are being adopted by us in order to improve our environmental commitment. Since 2012, we participate in the Climate Forum organized by the Ethos Institute for Social Responsibility and in 2015 we joined the Open Letter to Brazil on Climate Change initiative, with the aim that the Brazilian government assume a leadership position during the 21st United Nations Framework Convention on Climate Change (UNFCCC) Conference, or COP-21. We also received the Gold Standard of the GHG Protocol for three years, which confirms that we are in compliance with the standards imposed by the GHG Protocol and ensures that our GHG inventory was duly verified by a third party. We report the guidelines followed by our management with respect to climate change, supply chain and water resources to the Carbon Disclosure Project – CDP, and actively participates in the network NICOLE Brazil, a Brazilian leading organization that develops and promotes solutions for the management of contaminated areas. We also develop environmental education projects and promote understanding of the historical and natural patrimony, especially in the Arcos and Casa de Pedra plants. To reaffirm our commitment to the transformation of values and attitudes through new habits and knowledge, we started the Environmental Education Program (PEA), an initiative managed by the CSN Foundation that uses art as a dialogue between students, teachers and employees.

In relation to our expenditures for environmental programs, and given the potential risk of water shortages, especially in the Southeast of the Brazil, we have continued with various actions aimed at increasing the efficiency of water usage in our production processes, with an emphasis on accomplishing a water reuse rate of, at least, 94% in the Presidente Vargas steel mill.

Since our privatization, we have invested heavily in environmental protection and remediation programs. We had environmental expenditures (capitalized and expensed) of R$326 million in 2017, of which R$38 million relate to capital expenditures (CAPEX) and R$287 million relate to operational expenditures (OPEX). Our total environmental expenditures were R$369 million in 2016 and R$405 million in 2015. Our investments in environmental projects during 2016 were mainly related to: (i) operation, maintenance and retrofitting of environmental control equipment; (ii) development of environmental studies for permit applications; (iii) studies, monitoring, and remediation of environmental liabilities due to prior operations, especially before our privatization; and (iv) human resources (environmental team), Environmental Management System, sustainability projects and compliance programs.

Our environmental guidelines also comprehend monitoring of our tailing dams, which are used to contain the waste of the beneficiation process of iron ore and to contain sediments from the waste dumps and mining activities. On an annual basis, all our tailing dams are audited by independent audit companies, in accordance with technical standards and relevant legislation.

Other Environmental Proceedings and Liabilities

Our main environmental issues as of December 31, 2016, were associated with recovery services at former coal mines decommissioned in 1989 in the state of Santa Catarina, due to previous operations in our Presidente Vargas Steelworks.

We record a provision for remediation costs and environmental lawsuits when a loss is probable and the amount can be reasonably estimated. This provision is included in our statements of income in “Other Operating (Expenses) Income.” We do not include in our reserves environmental liabilities related to ERSA, as these are contractually supported by its former owner.

As of December 31, 2017, we had provisions for environmental liabilities in the total amount of R$255.5 million, which we believe are sufficient to cover all probable losses. Such amount compares to R$273.5 million, as of December 31, 2016, R$262.3 million as of December 31, 2015. The increase in our provisions for environmental liabilities in 2016 as compared to 2015 is mainly due to the critical review of the remediation strategy and environmental management for external landfill areas, especially the areas of (i) the Southern Region of Santa Catarina State (environmental recovery of a former coal mine) under agreements with the Public Prosecutor Office seeking the recovery of environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s, and (ii) Estação Ecológica de Corumbá (management of a nature conservation area in the state of Minas Gerais), under our 2011 TAC, which we have observed and which are accompanied by the Public Prosecutor Office and by the competent environmental agency with the expectation of the discharge of the obligations in 2017.

For more information regarding environmental legal proceedings, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

The changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2015	262.3
Term of Undertaking (TAC)(1)	6.3
Decommissioned Coal Mines (Santa Catarina)	0.4
Landfills and other(2)	4.4
December 31, 2016	273.4
Term of Undertaking (TAC)(1)	(3,0)
Decommissioned Coal Mines (Santa Catarina)	(10,4)
Landfills and other(2)	(4,6)
December 31, 2017	255,5

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

Mining companies in Brazil can only prospect and mine pursuant to prospecting authorizations or mining concessions granted by the ANM, the regulatory agency under the Ministry of Mines and Energy of the Brazilian government. ANM grants prospecting authorizations to a requesting party for an initial period of one to three years. These authorizations are renewable at ANM’s discretion, provided that the requesting party is able to show that the renewal is necessary for proper conclusion of prospecting activities. Upon completion of prospecting activities and geological exploration at the site, the holder of the prospecting authorization must submit a final report to ANM. If the geological exploration reveals the existence of a mineral deposit that is technically and economically exploitable, the grantee has one year (which ANM may extend) from approval of the report by ANM to apply for a mining concession by submitting an economic exploitation plan or to transfer its right to apply for a mining concession to an unrelated party. When a mining concession is granted, the holder of such mining concession must begin on-site mining activities within six months. ANM grants mining concessions for an indeterminate period of time lasting until the exhaustion of the mineral deposit. After extraction, the mineral products that are specified in the concession belong to the holder of the concession. With the prior approval of ANM, the holder of a mining concession can transfer it to an unrelated party that is qualified to own concessions. Under certain circumstances, mining concessions may be challenged by unrelated parties.

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

On October 30, 2015, and upon prior approval of the Brazilian Department of Mineral Production (Departamento Nacional de Produção Mineral), now the ANM, the Manifesto de Mina for Casa de Pedra was transferred by CSN to CSN Mineração, which was also granted the Engenho mining concession from Namisa by the end of the year of 2015. In the same occasion, Fernandinho mining concession and the mining rights of Cayman and Pedras Pretas were transferred by Namisa to Minérios Nacional S.A. For further information, see “Item 4D. Property, Plant and Equipment.”

Mineral Rights and Ownership

Our mineral rights for Casa de Pedra mine include the mining concession, a beneficiation plant, roads, a loading yard and a railway branch, and are duly registered with the ANM. We have also been granted by ANM easements in 19 mine areas located in the surrounding region, which are not currently part of Casa de Pedra mine. These areas are needed to expand our operations and as operating support areas.

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

The Brazilian government charges us a royalty known as the Financial Compensation for Exploiting Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, which calculation considers the gross revenue, excluding taxes over the selling. ANM is responsible for enacting regulations on CFEM and auditing the mining companies to ensure the proper payment of CFEM. In December 2017, Law No. 13,540 was enacted, changing the framework for CFEM calculation and collection.

The current CFEM rates vary between 1% and 3.5%, as follows:

  1%: rocks, sand, gravel, clay and other minerals used in civil construction; ornamental rocks and mineral and thermal water;
  1.5%: gold;
  2%: diamond and other minerals;
  3%: bauxite, manganese, niobium and rock salt;
  3.5%: iron ore.

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

Our port business is subject to regulation and supervision by the Brazilian Secretariat of Ports (Secretaria Nacional de Portos), or SNP, the Ministry of Transportation, Ports and Civil Aviation (Ministério do Transportes, Portos e Aviação Civil) and the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários), or ANTAQ. As of December 31, 2017, we owned a 99.99% participation in TECON, which has a concession to operate the container terminal at Itaguaí Port for a 25-year term until 2026, renewable for an additional 25 years. The concession to operate TECAR, a solid bulks terminal at Itaguaí Port, expires in 2047 and is explored since December 31, 2015, by our controlled company CSN Mineração due to the transaction entered into with the Asian Consortium. For more information regarding the transaction with the Asian Consortium, please see “Item 5A. Operating Results.”

Our electricity generation business is subject to regulation and supervision by the Brazilian Ministry of Mines and Energy, the National Agency for Electric Energy (Agência Nacional de Energia Elétrica), or ANEEL, and the ONS. As of December 31, 2017, we owned the following energy related assets: (i) a 235.2 MW thermoelectric co-generation power plant at our Presidente Vargas Steelworks, (ii) a 48.75% participation in ITASA, which owns and operates 60.5% of the Itá hydroelectric facility on the Uruguay river in Southern Brazil under a renewable 30-year concession until 2030, and (iii) a 17.9% participation in the consortium that built and has the right to operate the Igarapava hydroelectric facility in Southeast Brazil under a renewable 30-year concession until 2028.

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

In December 2015 and January 2016, the DOC reached preliminary determinations on the CVD investigation, these determinations imposed a rate of 7.42% for the exports of both hot-rolled and cold products. In February 2016, the DOC issued its preliminary determination on the anti-dumping investigation of cold-rolled products, which was reviewed in April 2016, in which the rate imposed on exports to the U.S. was 20.84% as of March 7, 2016. In March 2016, the DOC issued the preliminary determination on the AD investigation of hot-rolled products, in which the rate imposed was 33.91%. The final determination for AD and CVD of cold rolled was issued in July 2016, imposing a rate of 11.31% for CVD and a rate of 19.56% for AD with a cash deposit of 15.49%. The final determination for hot rolled products was issued in August 2016 and the rates imposed were 11.31% for CVD and 33.14% for AD with a cash deposit of 29.07%.

In addition to the AD and CVD measures, in March 2018, the U.S. government implemented Section 232 for U.S. national security purposes, which imposes an ad valorem tariff of 25% on imported steel. Brazil obtained a temporary suspension of the measure until the end of April 2018, after which the tariff will be enforced unless Brazil enters into a new agreement with the U.S.

European Union

Anti-dumping. In the European Union, we are subject to regulation and supervision by the European Commission.

On July 7, 2016, the European Commission initiated an anti-dumping investigation concerning imports of certain hot-rolled flat steel products originating from Brazil, Iran, Russia, Serbia and Ukraine.

On July 29, 2016, the European Commission decided to limit its investigation to a reasonable number of exporting producers by using a sample in accordance with Article 17(1) of Regulation (EU) 2016/1036 of the European Parliament. The criteria used to select the sample was the volume of the product concerned exported to the European Union during the investigation period. As a result, three companies, Arcelor Mittal, CSN and Usiminas, collectively responsible for 97% of total steel exports from Brazil to the European Union, were chosen to represent Brazil in the investigation.

In January 2017, the European Commission issued a regulation establishing that imports of hot–rolled flat steel products originating from Brazil and Russia be subject to customs registration, meaning that all imports cleared after January 7, 2017 would be exposed to the risk of retroactive collection of duties against Brazil at the end of the investigation.

The preliminary determination was issued in April 2017 by the European Commission, which opted not to impose provisional duties on the imports of hot rolled products from Brazil into the European Union. In October 2017, the European Commission imposed a definitive anti-dumping duty of 53.4 euros/ton on imports from us. The duties imposed for other Brazilian companies were 54.5 euros/ton for Arcelor Mittal, 55.8 euros/ton for Gerdau and 63 euros/ton for Usiminas. The final determination for hot rolled products was issued in October 2017 and imposed a tariff rate of 53.4 euros/net ton.

More recently, in response to the imposition of the U.S. Section 232, the European Union initiated, on April 26, 2018, an investigation into safeguards for 26 categories of steel products.

Canada

Anti-dumping. In Canada, we are subject to regulation and supervision by the Canadian International Trade Tribunal, the Canada Border Services Agency and the Anti-dumping and Countervailing Directorate.

Since 2001, Canada has had an anti-dumping order in place relating to hot-rolled sheets and coils from Brazil. However, we are not currently affected by this anti-dumping order since we do not export hot-rolled sheets or coils to Canada.

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

All major producing countries, except for India, decreased their production levels in 2016. According to the World Steel Association, in 2016 the global crude steel production increased, slightly and, considering that 2014 was a record production year, the production levels remained in line with 2015 figures.

In 2017, all the major steel producing countries increased their production levels. Consequently, global steel production reached 1.67 billion tons in 2017, a 6% increase compared to 2016.

Brazilian Steel Industry

Since the 1940s, steel has been of vital importance to the Brazilian economy. During the 1970s, strong government investments were made to provide Brazil with a steel industry able to support the country’s industrialization boom. After a decade of investment scarcity in the sector in the 1980s, the government selected the steel sector as the first for privatization commencing in 1991, resulting in a more efficient group of companies operating today.

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

Domestic Demand

Historically, the Brazilian steel industry has been affected by substantial fluctuations in domestic demand for steel. Although national per capita consumption varies with GDP, fluctuations in steel consumption tend to be more pronounced than changes in economic activity. Crude steel consumption per capita in Brazil has decreased from 147 kilograms in 2010 to 88 kilograms in 2016. It is considered low when compared to the levels of some developed countries, such as the United States and Germany.

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

In 2014, the decrease in the family consumption and the employment level, allied with the end of government incentives resulted in a reduction of 7.1% in vehicles sales, respectively, according to the ANFAVEA data. In 2015 and 2016, vehicles sales decreased 26.6% and 20.2%, respectively, due to the economic recession, a large number of vehicles in stock and by the return of the industrialized products tax. In 2017, selling and automotive production increased 29.3% and 9.4% respectively, giving hope to the automotive market and steel companies.

Market Participants

According to IABr, the Brazilian steel industry is composed of 30 mills managed by 11 corporate groups, with an installed annual capacity of approximately 50.4 million tons, producing a full range of flat, long, carbon, stainless and specialty steel.

Capacity Utilization

Installed capacity in Brazil in 2016 and 2015 was estimated at 50.3 million tons and 47.4 million tons, respectively.

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

In 2016, Brazilian steel exports totaled 13.4 million tons and accounted for US$5.6 billion in export earnings for Brazil. Over the last 20 years, the Brazilian steel industry has been characterized by a structural need to export, which is demonstrated by the industry’s supply demand curve. In 2017, 15.4 million tons of steel was exported from Brazil for US$8.0 billion. The Brazilian steel industry has experienced periods of overcapacity, cyclicality and intense competition during the past several years. Demand for finished steel products, as measured by domestic apparent consumption, has consistently fallen short of total supply (defined as total production plus imports). In 2015, steel imports were 3.2 million tons, or 15% of apparent domestic consumption, in line with the figures from 2014. In 2015, steel imports decreased by 19% as compared to 2014. In 2016, steel imports decreased by 2.1% as compared to 2015, according to IABr. In 2017, steel imports increased by 23.9% as compared to 2016.

For information on the production by the largest Brazilian steel companies, see “Item 4B. Business Overview—Competition—Competition in the Brazilian Steel Industry.”

4C. Organizational Structure

We conduct our business directly and through subsidiaries. For more information on our organizational structure, see note 2.b. to our audited consolidated financial statements included elsewhere herein.

4D. Property, Plant and Equipment

Our principal executive offices are located in the city of São Paulo, state of São Paulo, and our main production operations are located in the city of Volta Redonda, state of Rio de Janeiro. Presidente Vargas Steelworks, our steel mill, is an integrated facility covering approximately far square km and is located in the city of Volta Redonda, state of Rio de Janeiro. Our iron ore, limestone and dolomite mines are located in the state of Minas Gerais, which borders the state of Rio de Janeiro to the north. Each of these mines lies within 500 km of, and is connected by rail and paved road to, the city of Volta Redonda.

The table below sets forth certain material information regarding our properties as of December 31, 2017. For more information, see note 9 to our audited consolidated financial statements included elsewhere herein.”

Description		Activity	Country	Location	Location	Title
Companhia Siderúrgica Nacional	Presidente Vargas Steelworks	Steel Mill	Brazil	RJ	Volta Redonda	Owned
Companhia Siderúrgica Nacional	CSN Paraná	Galvanized and Pre-Painted Products	Brazil	PR	Araucária	Owned
Companhia Siderúrgica Nacional	CSN Porto Real	Galvanized Steel Producer	Brazil	RJ	Porto Real	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	SP	Mogi das Cruzes	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	BA	Camaçari	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	SP	Mogi das Cruzes	Owned
Companhia Metalúrgica Prada	Service Center	Distributor	Brazil	SP	Bebedouro	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	SP	São Paulo	Owned
Companhia Metalúrgica Prada	Steel Can Manufacturer	Packaging	Brazil	MG	Uberlândia	Owned
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	MG	Uberlândia	Owned
CSN Mineração	Iron Ore Mine	Iron Ore Mine	Brazil	MG	Congonhas	Owned
Companhia Siderúrgica Nacional	Arcos Mine	Limestone Mine	Brazil	MG	Arcos	Owned
CSN Mineração	Ouro Preto Mine	Iron Ore Mine	Brazil	MG	Ouro Preto	Owned
Minérios Nacional S.A.	Fernandinho Mine	Iron Ore Mine	Brazil	MG	Rio Acima	Third Parties
Estanho de Rondônia S.A. (ERSA)	Office	Tin Mine	Brazil	RO	Ariquemes	Owned
Estanho de Rondônia S.A. (ERSA)	ERSA Mine	Tin Mine	Brazil	RO	Itapuã do Oeste	Owned
Companhia Siderúrgica Nacional LLC	CSN LLC	Flat Steel Producer	USA	Indiana	Terre Haute	Owned
Lusosider Aços Planos S.A.	Lusosider	Flat Steel Producer	Portugal	Seixal	Seixal	Owned
Stahlwerk Thüringen Gmbh	SWT	Steel Profile	Germany	Saalfeld-Rudolstadt	Unterwellenborn	Owned
Companhia Siderúrgica Nacional	Thermoelectric Plant	Energy	Brazil	RJ	Volta Redonda	Owned
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	RJ	Resende	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	SP	Lins	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	GO	Luziânia	Third Parties
Companhia Metalúrgica Prada	Metallic Packaging Plant	Packaging	Brazil	RS	Pelotas	Third Parties
Consórcio Usina Hidrelétrica de Igarapava	Hydroelectric Facility	Energy	Brazil	SP	Igarapava	Owned
Itá Energética S.A.	Hydroelectric Facility	Energy	Brazil	RS	Aratiba	Owned
Companhia Siderúrgica Nacional	Service Center	Distributor	Brazil	PE	Jaboatão dos Guararapes	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Distributor	Brazil	RS	Canoas	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	SP	Piracicaba	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	MG	Contagem	Third Parties
Companhia Siderurgica Nacional	Steel Distribution Center	Distributor	Brazil	MG	Contagem	Third Parties
Companhia Metalúrgica Prada	Distribution Center	Distributor	Brazil	MG	Juiz de Fora	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	MG	Juiz de Fora	Third Parties
Companhia Metalúrgica Prada	Companhia Siderúrgica Nacional	Distributor	Brazil	SP	Mauá	Third Parties
Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional	Cement Distributor	Brazil	SP	Mauá	Third Parties
Companhia Siderurgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Varginha	Third Parties
Companhia Siderurgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Ribeirão Preto	Third Parties
Companhia Siderurgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Guarulhos	Third Parties
Companhia Sideurgica Nacional	Distribution Center	Steel Distributor	Brazil	RS	Caxias do Sul	Third Parties
CSN Mineração	TECAR - Terminal de Carvão	Iron Ore Shipment	Brazil	RJ	Itaguaí	Third Parties
Sepetiba Tecon S.A.	TECON - Terminal de Conteiners	Logistics	Brazil	RJ	Itaguaí	Third Parties
Companhia Siderúrgica Nacional	Cement Plant	Cement Manufacturer	Brazil	RJ	Volta Redonda	Owned
Companhia Siderúrgica Nacional	Clinker and Cement Plant	Cement Manufacturer	Brazil	MG	Arcos	Owned
Companhia Siderúrgica Nacional	Long Steel Plant	Long steel Manufacturer	Brazil	RJ	Volta Redonda	Owned
MRS Logística S.A.	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Ferrovia Transnordestina Logística S.A. (FTL)	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Transnordestina Logística S.A. (TLSA)	Railway	Railway Logistics	Brazil	Several	Several	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	RJ	Rio de Janeiro	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	Americana	Third Parties
Companhia Siderurgina Nacional	Distribution Center	Cement Distributor	Brazil	RJ	Queimados	Third Parties
Companhia Siderúrgica Nacional	Distribution Center	Cement Distributor	Brazil	SP	São José dos Campos	Third Parties

For information on environmental issues with respect to some of the facilities described above, see “Item 4B. Business Overview—Government Regulation and Other Legal Matters—Environmental Expenditures and Claims.” In addition, for information on our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Planned Investments” and note 10 to our audited consolidated financial statements included elsewhere herein.

The following map shows the locations of the Presidente Vargas Steelworks, CSN Paraná, Prada, CSN Porto Real (formerly GalvaSud), Metalic, Lusosider, ERSA, CSN LLC and SWT facilities, our iron ore, limestone and dolomite mines, the power generating facilities in which we have an ownership interest and the main port used by us to export steel products and import coal and coke, as well as the main railway connections.

Acquisitions and Dispositions

Usiminas

As of December 31, 2017, we owned, directly and indirectly, 20.86% of the preferred shares and 15.19% of the common shares of Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, resulting from various acquisitions in the market since mid-2010. For more information on the value of these assets, see “Item 5A. Operating Results—Critical Accounting Estimates—Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets.” We are assessing strategic alternatives in relation to our investment in Usiminas. For more information on antitrust matters regarding our investment in Usiminas, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information Selected Financial Data—Legal Proceedings—Antitrust.”

In March 2016, Usiminas’ board of directors approved a capital increase of R$64.9 million, through the issuance of 50,689,310 preferred shares. In April 2016, we exercised our right of subscription, paying R$11.6 million for 9,064,856 preferred shares.

In April 2016, Usiminas, shareholders’ meeting approved a capital increase of R$1.0 billion, through the issuance of 200,000,000 common shares. In May 2016, we exercised our right of subscription, paying R$178.8 million for 35,766,351 common shares.

In 2014, we entered into an agreement with CADE limiting our ability to exercise our voting rights in Usiminas. In March 2016, we applied for and were granted an exception to this agreement, pursuant to which we appointed, for a two-year term, two fixed and two alternate members on Usiminas’ board of directors and, for a one-year term, one fixed and one alternate member on Usiminas’ fiscal committee. CADE’s ruling granting us this exception is currently under litigation. Although the 2016 appointments are currently under litigation, there has been no judicial order overturning or otherwise suspending their effects. Since 2016, however, we have been unable to appoint new members to Usiminas’ fiscal committee as our request in 2017 for another exception was denied by CADE. Most recently, in April 2018, our latest request for exception was denied as well by CADE.

Namisa / CSN Mineração

In 2008, a consortium of Asian companies comprising of Itochu Corporation, JFE Steel Corporation, Kobe Steel, Ltd, Nisshin Steel Co. Ltd., Posco and China Steel Corporation, or the Asian Consortium, made an investment in our subsidiary Namisa. The joint control of Namisa was governed by a shareholders’ agreement entered into with the Asian Consortium. In addition, we entered into certain other agreements, including a share purchase agreement and long-term operational agreements, which provided for certain obligations that, in case breached and not cured within the relevant cure period, could give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian Consortium’s ownership interest in Namisa.

In late 2015, we restructured our iron ore business by merging the iron ore businesses and related logistics assets of CSN and Namisa into our subsidiary CSN Mineração, which resulted in a fully integrated operation.

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

The transaction consisted of a joint venture whereby the Asian Consortium contributed its 40% ownership interest in Namisa to CSN Mineração and CSN contributed the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR). In addition, long-term “offtake” agreements were executed for the supply by CSN Mineração of iron ore products to the Asian Consortium members and to us, as well as a long term port services agreement between CSN Mineração and CSN to guarantee the use of TECAR by CSN to import raw materials necessary for our other activities.

Considering CSN’s and the Asian Consortium’s contributions in the transaction, adjustments arising from the negotiations between the parties, as well as debt, cash and working capital adjustments, immediately after the closing, CSN and the Asian Consortium became shareholders of CSN Mineração with ownership interests of, respectively, 87.52% and 12.48%. The transaction also included an earn-out mechanism which, in the event of a qualified liquidity event under certain valuation parameters occurring within an agreed period of the closing of the transaction, could dilute the Asian Consortium's ownership interest in CSN Mineração from 12.48% to 8.71%.

CSN Mineração is currently a fully integrated operation (mine, rail and port), which includes an 18.63% ownership interest in MRS (comprised of Namisa’s former 10% ownership interest in MRS and the 8.63% ownership interest contributed by CSN), access to rail transportation in the form of long term agreements and the TECAR port concession.

By means of this structure, CSN Mineração captured synergies among the businesses involved, including process optimization, efficiencies in the operation and reduction of operational costs and capital expansion and increased shareholder value, thereby creating a world class company.

Metalic

In August 2016, CSN’s board of directors approved the sale of all shares issued by Metalic to Can-Pack Brasil Indústria de Embalagens Ltda., a subsidiary of the Polish metallic packaging company Can-Pack S.A., a manufacturer and marketer of metallic packaging. The value of the transaction was R$372.5 million and the sale was effective as of November 30, 2016. For more information, see note 4 to our audited consolidated financial statements included elsewhere herein.”

Capital Expenditures

In 2017, our investments totaled approximately R$1.0 billion, highlighting:

• Steel: R$454 million, mainly for sustaining investments in coke plants at Presidente Vargas Steelworks, environmental projects, general repair of our hot rolling mill, technological modernization and maintenance projects;

• Mining: R$363 million, mainly for the construction of high intensity magnetic separation plants at our Casa de Pedra and Fernandinho mines, as well as other sustainment investment projects;

• Cement: R$112 million, mainly for completion of a new clinker plant and other sustainment investment projects;

• Other investments: R$96 million in other operations, including FTL and TECON, and corporate projects, such as information technology.

Planned Investments

In 2018, our investment budget prioritizes the sustainment of existing investments to maintain operational capability and to comply with environmental and safety requirements. New investments are evaluated considering market conditions, expected financial results and projected additional cash flows generated by each project.

Considering these guidelines, investments planned for 2018 amount to R$1.1 billion, highlighting:

• Steel: R$581 million, mainly for technological modernization projects at Presidente Vargas Steelworks, sustainment investments in coke plants, safety and environmental projects and maintenance projects in other units;

• Mining (projects at CSN Mineração, including Tecar): R$393 million, mainly for running projects in iron ore beneficiation, maintenance of tailings dams and sustainment investment projects in our units;

• Cement: R$60 million, especially sustainment investment projects in our units;

• Other investments: R$53 million for sustainment investments in other operations, including FTL and TECON, and corporate projects, such as information technology;

Our planned investments in steel, iron ore, cement and logistics are described below

Steel

Our investment plan in the coming years prioritizes the sustainment of existing investments for efficiency gains, including the revamp of coke ovens, blast furnaces, steel mills, pickling and casting and environmental projects, technological modernization projects at Presidente Vargas Steelworks and maintenance projects in other units.

Mining

Our mining investment plan in the coming years prioritizes the sustainment of existing investments. Depending on market conditions, our financial results and projected additional cash flows generated by each project, we intend to invest in quality improvement and cost reduction projects in our Casa de Pedra and Fernandinho mines.

Cement

In the second half of 2016, we began operating a second clinker kiln in Arcos, where we use our own limestone and two cement mills.

4E. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, included elsewhere herein.

5A. Operating Results

Overview

Brazilian Macroeconomic Scenario

As a company with the vast majority of its operations and a large portion of its sales in Brazil, we are affected by the general economic conditions in Brazil. The rate of growth in Brazil is important in determining our own growth capacity and results of operations.

The following table shows select Brazilian economic indicators for the periods indicated:

	Year ended December 31,
	2017	2016	2015

GDP growth (contraction) rate	1.0%	(3.5)%	(3.5)%
Inflation (IPCA)¹	3.0%	6.3%	10.7%
Inflation (IGP-M)²	(0.5)%	7.2%	10.5%
CDI³	6.9%	14.0%	13.2%
Appreciation (depreciation) of the real against the U.S. dollar	1.5%	(4.2%)	(29.5%
Exchange rate at the end of period (US$1.00)	R$3.308	R$3.259	R$3.904
Average exchange rate (US$1.00)	R$3.193	R$3.483	R$3.338
Unemployment rate[4]	12.7%	11.5%	8.5%
Sources: IBGE, Fundação Getúlio Vargas, Central Bank and CETIP.
(1) The IPCA is measured by the IBGE.
(2) The IGP-M is measured by the Fundação Getúlio Vargas.
(3) The Interbank Deposit Rate, or CDI, represents the average interbank deposit rate performed during a given day in Brazil (accrued as of the last month of the period, annualized).
(4) The unemployment rate (Pesquisa Nacional por Amostra de Domicílios) is measured by IBGE.

Steel

For the years ended December 31, 2015, 2016 and 2017, our steel segment represented 73%, 67% and 69% of our net revenues, respectively, and 58%, 47% and 49% of our gross profit, respectively. In 2017, 60% of our steel revenues were in Brazil and 40% were abroad, as compared to 60% and 40%, respectively, in 2016, and 60% and 40%, respectively, in 2015.

According to the World Steel Association (WSA), global crude steel production totaled 1.67 billion tons in 2017, which was 5.5% more than in 2016, with China responsible for 831,7 million tons, or about 50% of the global output, representing an increase of 6% as compared to 2016. Japan's crude steel production remained stable totaling 105 million tons in 2017. In the European Union, production reached 168 million tons in 2017, corresponding to an increase of 4.1% compared to 2016. In the U.S., crude steel production totaled 81 million tons in 2017, stable when compared to 2016. Existing global capacity usage increased by 1.8% over the year to 69.5%.

According to Brazilian Steel Institute (IABr), domestic crude steel production was 34.3 million tons in 2017, 9.9% less than in 2016, while rolled steel output totaled 22.4 million tons, up by a 7.2% as compared to 2016.

Domestic steel product consumption in Brazil was 19.2 million tons in 2017, 5.3% more than in 2016, while domestic sales increased 2.3% to 16.9 million tons. Annual imports to Brazil were 2.3 million tons, 23.9% more in 2016, and exports increased 14.3% to 15.4 million tons in 2017.

Mining

For the years ended December 31, 2015, 2016 and 2017, our mining segment represented, 21%, 27% and 25% of our net revenues, respectively, and 27%, 33% and 33% of our gross profit, respectively. In 2017, the global seaborne iron ore market accelerated its recovery, which initiated in late 2016, due to high-level investments in infrastructure and construction. Moreover, the closure of illegal and high emission mills, resulted in an increase in utilization capacity, which, coupled with higher steel demand, led to improved margins and higher iron ore prices. Iron ore prices increased 22.0% in 2017, as compared to 2016, reaching an average of US$71.32/dmt (Platts, Fe 62%).

Logistics, Port Logistics, Cement and Energy

The performance of our logistics, cement and energy segments is directly related to the performance of our steel and mining segments. For the years ended December 31, 2015, 2016 and 2017, these segments represented an aggregate of 13%, 13% and 14% of our net revenues, respectively, and an aggregate of 17%, 13% and 12% of our gross profit, respectively. A material portion of the revenues in these segments is derived from our steel and mining operations, which utilize our logistics network and energy output.

Specific Events Affecting our Results of Operations

CSN Mineração

In December, 2014, our board of directors approved a strategic alliance with the Asian Consortium.

The transaction consisted of a joint venture whereby the Asian Consortium contributed its 40% ownership interest in Namisa to CSN Mineração and CSN contributed the Casa de Pedra iron ore mine, its 60% ownership interest in Namisa, an 8.63% ownership interest in MRS and the rights to manage and operate the port concession in the Itaguaí Port (TECAR). In addition, long-term “offtake” agreements were executed for the supply by CSN Mineração of iron ore products to the Asian Consortium members and to us, as well as a long term port services agreement between CSN Mineração and CSN to guarantee the use of TECAR by CSN to import raw materials necessary for our other activities.

The transaction was concluded by the signing of a shareholders’ agreement by the shareholders of CSN Mineração, in November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•         Payment of dividends by Namisa before the closing of the transaction, amounting to US$1.4 billion (equivalent at the time to R$5.4 billion);

•         Disproportionate spin-off of certain assets of Namisa, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, for subsequent contribution to Minérios Nacional S.A., a wholly-owned subsidiary of CSN. After the spin off, CSN held a 59.76% interest in Namisa;

•         Restructuring of CSN Mineração through CSN’s contribution, of assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 59.76% of Namisa’s shares post-split of the excluded assets, 8.63% of MRS’ shares, and US$850 million in debt (equivalent at the time to R$3,370 million);

•         Liquidation of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation;

•         CSN Mineração’s acquisition, of Namisa shares post-split of the excluded assets held by the Asian Consortium, resulting in the merger of Namisa into CSN Mineração;

•         Signing of a shareholders’ agreement by the shareholders of CSN Mineração;

•         Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in CSN Mineração and an additional US$27 million relating to the acquisition of 0.16% of the shares held by the Asian Consortium in CSN Mineração, amounting to US$707 million (as of equivalent at the time to R$2.7 billion).

We applied IFRS 3 to record the transaction, as there was a change of control of Namisa as of November 30, 2015. Before the acquisition, Namisa was spin-off to set apart certain assets, such as the mining rights of Fernandinho, Cayman and Pedras Pretas, as well as the net assets of Fernandinho, which were transferred to Minérios Nacional S.A., which main assets were acquired by CSN Mineração.

As a result of the acquisition, we recognized a gain of R$3,790 million in the value of Namisa, representing 59.76% interest in Namisa after the spin-off of the excluded assets amounting to R$2,516 million and 60% interest in Namisa before the spin-off which amounted to R$1,274 million for the excluded assets (Fernandinho, Cayman and Pedras Pretas mines). In addition, as a result of the application of items B51 and B52 of IFRS 3, we recognized a loss of R$493 million equivalent to 40.24% of the result of the termination of the then existing agreements between Namisa and CSN Mineração. We also recorded a tax expense of R$266 million on the net gains from the transaction. For more information, see note 2.a.b. and note 3 to our audit consolidated financial statements included elsewhere herein.

Additionally, there was a change in our interest in CSN Mineração without representing a loss of control. Our participation decreased from 100% to 87.52%. According to IFRS 10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation must be recorded directly in equity. Because of this percentage change, we recorded a gain of R$2,943 million.

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

Historically, export prices and margins have been lower than domestic prices and margins because of the logistics costs, taxes and tariffs involved in exports – not all of which we can pass onto customers. The portion of our production that we export depends on domestic demand, exchange rate fluctuations and how favorable the prices that can be charged in the international markets are.

The following table shows Brazilian steel production and consumption (domestic sales plus imports) and global production and demand for the periods indicated:

	2017	2016	2015

Brazilian Market (in thousands of tons)
Total Flat and Long Steel
Production		30,212	33,256
Apparent Consumption		18,254	15,734
Hot-Rolled Coils and Sheets
Production		2,601	4,715
Apparent Consumption		2,654	2,980
Cold-Rolled Coils and Sheets
Production		1,861	2,244
Apparent Consumption		1,993	2,299
Galvanized Sheets
Production		2,804	2,108
Apparent Consumption		2,804	2,874
Tin Plates
Production			576
Apparent Consumption			497
Global Market (in millions of tons)
Crude Steel Production		1,628	1,622
*2017 data was not available as of the date of this annual report.

Product Mix and Prices

We forecast sales trends in both the domestic and foreign markets monthly based on data preceding months. We use our own information system to remain informed on market developments so we can respond swiftly to fluctuations in demand.

We consider our flexibility in shifting between domestic and foreign markets, and our ability to monitor and optimize inventory levels in light of changing demand, as key to our success.

We have a strategy of increasing the portion of our sales attributable to higher value-added coated products, particularly galvanized flat steel and tin plate products. Galvanized products are directed at the automotive, construction and home appliance industries. Tin plate products are used by the steel packaging market.

Sales Volumes
	Tons			% of Sales Volumes
				In Market*			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Domestic Sales
Slabs	2	-	6	0%	0%	0%	0%	0%	0%
Hot-Rolled	973	922	1,065	34%	33%	36%	20%	19%	21%
Cold-Rolled	520	491	556	18%	18%	19%	11%	10%	11%
Galvanized	818	826	818	29%	30%	28%	17%	17%	16%
Tin Plate	295	370	363	10%	13%	12%	6%	8%	7%
Long Steel	233	176	161	8%	6%	5%	5%	4%	3%

Subtotal	2,841	2,784	2,968	100%	100%	100%	58%	57%	59%

Sales Abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	74	114	235	4%	5%	12%	1%	2%	5%
Cold-Rolled	77	89	204	4%	4%	10%	2%	2%	4%
Galvanized	925	938	717	44%	45%	35%	19%	19%	14%
Tin Plate	197	158	141	9%	8%	7%	4%	3%	3%
Long Steel	808	775	724	39%	37%	36%	16%	16%	15%

Subtotal	2,081	2,073	2,022	100%	100%	100%	42%	43%	41%

Total Sales
Slabs	2	0	6
Hot-Rolled	1,047	1,035	1,301
Cold-Rolled	597	580	760
Galvanized	1,742	1,763	1,535
Tin Plate	493	527	504
Long Steel	1,042	951	885

Total	4,922	4,857	4,990				100%	100%	100%

*% of sales volume in the market means the participation of each product line in our group of domestic sales and sales abroad.

Net Operating Revenues
	(in millions of R$)			% of Net Operating Revenues
				In Market*			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Domestic Sales
Slabs	2	-	6	0%	0%	0%	0%	0%	0%
Hot-Rolled	2,133	1,630	1,789	28%	24%	27%	17%	15%	16%
Cold-Rolled	1,269	1,020	1,06	17%	15%	16%	10%	9%	10%
Galvanized	2,466	2,215	1,991	32%	33%	30%	19%	20%	18%
Tin Plate	1,348	1,646	1,475	18%	24%	22%	11%	15%	13%
Long Steel	426	303	291	6%	4%	4%	3%	3%	3%

Subtotal	7,643	6,815	6,612	100%	100%	100%	60%	61%	60%

Sales Abroad
Slabs	-	-	-	0%	0%	0%	0%	0%	0%
Hot-Rolled	145	147	386	3%	3%	9%	1%	1%	4%
Cold-Rolled	191	153	403	4%	3%	9%	2%	1%	4%
Galvanized	2,662	2,249	1,734	53%	51%	40%	21%	20%	16%
Tin Plate	523	389	421	10%	9%	10%	4%	3%	4%
Long Steel	1,520	1,451	1,388	30%	33%	32%	12%	13%	13%

Subtotal	5,040	4,390	4,332	100%	100%	100%	40%	39%	40%

Total Sales
Slabs	2	-	6
Hot-Rolled	2,278	1,777	2,175
Cold-Rolled	1,460	1,174	1,463
Galvanized	5,128	4,465	3,725
Tin Plate	1,871	2,035	1,896
Long Steel	1,945	1,755	1,679

Total	12,683	11,205	10,944				100%	100%	100%

*% of net operating revenues in the market means the participation of each product line in our group of domestic sales and sales abroad and considers only revenues from products, excluding other revenues.

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

The depreciation of the real against the U.S. dollar has the following effects our results of operations:

•         domestic revenues tend to be lower (in comparison with prior years), partially offset by an increase in foreign market sales;

•         the impact of real denominated costs of products sold and operating costs tends to be lower; and

•         financial expenses increase to the extent our exposure to U.S. dollar-denominated debt is not protected. However, to the extent our future export transactions are hedged by our U.S. dollar denominated debt, we recognize our foreign exchange variation generated from debt used as a hedge instrument directly in net equity as other comprehensive income, which we charge against income at the time the future export transactions occur.

The appreciation of the real against the U.S. dollar has the following effects on our results of operations:

•         foreign revenues tend to be lower (in comparison with prior years), partially offset by an increase in domestic market sales;

•         the impact of real denominated costs of products sold and operating costs tends to be higher; and

•         financial expenses decrease to the extent our exposure to U.S. dollar-denominated debt is not protected. However, to the extent our future export transactions are hedged by our U.S. dollar denominated debt, we recognize our foreign exchange variation generated from debt used as a hedge instrument directly in net equity as other comprehensive income, which we charge against income at the time the future export transactions occur.

The impact of fluctuations in the exchange rate of the real against other currencies on our results of operations can be seen in the “foreign exchange and monetary gain (loss), net” line in our income statement, although that amount is partially offset by the net financial income (expenses) attributable to the profit (or loss) on the derivative transactions of our foreign currency-denominated debt. In order to minimize the effects of exchange rate fluctuations, we may use derivative transactions, including currency swap and foreign currency option agreements. For a discussion on the possible impact of exchange rate fluctuations on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Effects of Inflation and Interest Rates

Inflation measured by the IPCA index was 10.7%, 6.3% and 3.0% in 2015, 2016 and 2017, respectively, and 10.5%, 7.2% and (0.5)% as measured by the IGP-M index.

Inflation affects our financial performance by increasing our costs and expenses denominated in reais that are not linked to the U.S. dollar. Our cash costs and operating expenses are substantially denominated in reais and have tended to follow the Brazilian inflation ratio, because our suppliers and service providers generally increase or decrease prices to reflect Brazilian inflation. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount is generally adjusted with reference to inflation indices. A significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation. The CDI rate in 2015, 2016 and 2017 was 13.2%, 14.0% and 9.9%, respectively.

Accounting for Mining Production Utilized by Our Steel Production

We are currently self-sufficient for the iron ore used in our steel production, except for pellets. We extract iron ore from our CSN Mineração mines, which in 2017 provided approximately 5.2 million tons of iron ore. We sell the remainder of our iron ore production to third parties in Brazil and abroad.

We record the cost of iron ore for our steel production on our income statement in cost of products sold at its extraction cost plus transport cost from the mine. In 2017, 2016 and 2015, these costs were R$835 million, R$515 million and R$377 million, respectively.

As of the closing of our transaction with the Asian Consortium, we record the cost of iron ore for our steel production at adjusted market prices and conditions, instead of its extraction cost plus transport cost from the mine, as our mining operations are concentrated in CSN Mineração, which sells iron ore to us for our steel production. Details of this transaction are described in “Item 4D. Property, Plant and Equipment.”

Critical Accounting Estimates

We prepared our consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 in accordance with IFRS, as issued by the IASB.

In preparing our consolidated financial statements, we make estimates concerning a variety of matters, some of which are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (i) we used different estimates that we reasonably could have or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

This discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other uncertain matters for which we use estimates, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Impairment of Long-Lived Assets, Intangible Assets, Goodwill and Financial Assets

In accordance with IAS 36 Impairment of assets, we assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset, or cash generating unit.

If the carrying amount of a cash generating unit exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the greater of the value in use or fair value of the cash generating unit.

A determination of the value in use or fair value of a cash generating unit requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge in our results of operations relating to our property, plant and equipment.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are assessed annually for impairment in accordance with IAS 36 Impairment of assets. We review assets subject to amortization for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. We allocate goodwill to cash-generating units, for impairment testing purposes, that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

We assess financial assets are for impairment at the end of each reporting period and we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired.

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment.

For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost and the financial health and short-term prospects of the business for the investee, including factors such as industry and segment performance, changes in technology and operating and financial cash flows. If there is evidence of impairment of available-for-sale financial assets, we reclassify the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss, from shareholders’ equity and recognize the loss in our income statement. Impairment losses recognized in our income statement as available-for-sale instruments are not reversed through our income statement.

On December 31, 2017, we owned, directly and indirectly, 20.86% of the preferred shares (USIM5) and 15.19% of the common shares (USIM3) of Usiminas, resulting from various acquisitions on the stock exchange since mid-2010. We classify these as financial instruments available-for-sale and measured at their fair value based on their quoted market price on the B3 as of December 31, 2017.

Depreciation and Amortization

The basis for calculation of depreciation is the cost of the asset less the estimated residual value upon sale. While no specific depreciation method is recommended, the method chosen should be applied consistently for all significant components of assets and allocation of the depreciation should be on a systematic basis for each one of the accounting periods that best represents the realization of the economic benefits during the useful lives of assets.

We review the useful lives of assets every fiscal year for all of our units. See further details in note 10 to our audited consolidated financial statements included elsewhere herein.

Fair Value of Business Combinations

We use the acquisition method to account for each business combination that we conduct. We measure the payment obligation transferred by acquiring an entity by the fair value of the assets transferred, liabilities incurred and equity instruments issued. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. We recognize acquisition-related costs in profit or loss, as incurred. We initially measure identifiable assets acquired and liabilities assumed in a business combination at their fair values at the acquisition date.

Derivatives

IAS 39, “Financial Instruments: Recognition and Measurement” requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure these instruments at fair value. We record changes in the fair value of derivatives in each period in our income statement in other comprehensive income, depending on whether we designate a transaction as an effective hedge. Our derivative instruments do not qualify for hedge accounting. We immediately record changes in the fair value of any of these derivative instruments in our income statement as financial income or financial expenses. We use derivatives for hedging purposes. We apply hedge accounting on our cash flow hedge in order to protect ourselves against exposure to changes in cash flows due to foreign currency risk associated with our debt and with highly probable forecast transactions that may affect our net results. Our hedging instrument are non-derivative monetary items. Therefore, we account for the effective portion of the foreign exchange gains and losses in other comprehensive income. We account for the ineffective portion of the gain or loss on the hedging instrument, if any, in income (loss). With respect to the fair value measurement, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Pension Plans

We sponsor certain pension plans for some of our retirees. We account for these benefits in accordance with IAS 19, Employee Benefits. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions. These assumptions are described in note 28 to our audited consolidated financial statements and include, among others, the expected long-term rate of return on plan assets and increases in salaries. We calculate our net obligation regarding pension plans individually for each plan by estimating the value of the future benefit that the employees accrue in return for services provided in the current period and in prior periods; we then discount this benefit to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of our obligations and which are denominated in the same currency as the one in which we expect the benefits will be paid. A qualified actuary calculation annually by using the projected unit credit method.

We recognize all the actuarial gains and losses resulting from pension plans immediately in other comprehensive income and then transfer them within equity. If the plan is extinguished, we recognize actuarial gains and losses in profit or loss.

Some of our entities offered a postretirement healthcare benefit to their employees as well. The expected costs of these benefits were accumulated during the employment period, and we calculate them using the same accounting method used for the pension plans.

Deferred Taxes

We compute and pay income taxes based on results of operations determined under Brazilian Corporate Law. We recognize a deferred income tax liability for all temporary tax differences, while we recognize a deferred income tax asset only to the extent that it is probable that future taxable profit will be available against which the deductible temporary difference can be utilized. We classify deferred tax assets and liabilities as long-term. We offset tax assets and liabilities if the entity has a legally enforceable right to offset them and they are related to taxes levied by the same taxing authority. If the criterion for offset of current tax assets and liabilities is met, deferred tax assets and liabilities will also be offset. We recognize the income tax related to items recognized directly in equity in the current period or in a prior period directly in the same account.

We regularly review deferred income tax assets for recoverability and only recognize these if we believe it is probable that the deferred income tax assets will be realized, based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or discount rates, the time period over which the underlying temporary differences become taxable or deductible, or any change in its future projections, we reduce the carrying amount of deferred income tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be realized.

We annually perform a technical study to demonstrate if we will generate future taxable income and, if we have deferred tax assets recognized in our balance sheet, we assess if the future taxable income will support the realization of the tax credits. Even if we do not have deferred tax assets recognized in our balance sheet, we perform the study to have an estimate of the timeframe we will be able to recognize the tax credits and if any valuation allowance will continue to be applicable. This study is prepared at entity level, in accordance with the Brazilian tax legislation, and considers our projections for the parent company since the major part of our recent tax losses as well as the major part of temporary differences are generated in that entity and our subsidiaries do not have significant tax credits for purposes of this study.

Deferred tax assets on tax losses and temporary differences refer mainly to the following:

Nature	Description
Tax losses	Since a significant portion of our loans and financings are in our parent company, we have incurred tax losses mainly due to high financial expenses.
Foreign exchange differences

Since 2012, we have opted for taxation on a cash basis. We have operated without a taxable profit, so it would not make sense to use this deductibility on an accrual basis. As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

Losses on Usiminas shares

We recognize the losses on Usiminas shares on an accrual basis, but a taxable event will occur only at the time of divestment, which we expect to occur during the period projected to compensate for deferred taxes.

Other provisions

We recognize various accounting provisions on an accrual basis, but their taxation occurs only at the time of their realization. This includes provisions for contingencies, impairment losses, environmental liabilities, etc.

We prepared the study based on our long-term business plan, which covers a period for which our management can reasonably make estimates. It considered several scenarios, which varied according to different macroeconomic and operating assumptions.

The model for projection of taxable income considers two main indicators:

•         Pre-tax income, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable income, which is our pretax income plus (less) expenses and income items that are taxable or deductible in fiscal years other than the current year (temporary differences).

Taxable income is obtained considering adjustments to pretax income for the following main items:

•         Exchange differences expenses: are expected to be offset against future income based on debts owed to third parties and rescheduling of intercompany debts (to match the periods of greater profitability);

•         Losses on Usiminas shares: the model uses tax assets at the time of sale of the preferred shares (and realization of losses), exclusively;

•         Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

•         Tax losses: utilization is limited under Brazilian law to 30% of the taxable income in a given year and income tax losses do not expire and may be used to offset future taxable income.

In addition, we perform a sensitivity analysis of tax credits utilization considering changes in macroeconomic assumptions, operational performance and liquidity events.

On the other hand, as a negative factor, we have experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to our financial leverage, which has unbalanced the relationship between operating and financial results.

In summary, the main positive and negative evidence we considered in making our projections were:

          i.      Positive aspects: Operating profit, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the elimination of the pre-existing relationship between Namisa and us, and dividends to be received from CSN Mineração.

         ii.      Negative aspects: history of tax losses, substantial cash generation used for the payment of debts and increases in iron ore costs since the business combination, when we started purchasing iron ore at market price from CSN Mineração and, pursuant to Brazilian law, utilization of the tax loss is limited to 30% of the taxable income in a given year.

The existence of tax losses generated in the most recent years is objectively verifiable material negative evidence, and, consequently, more weight is given to this evidence than to others which may have subjective features, according to the interpretation of IAS 12.

The projections for future taxable profits for 2015 that supported the recording of deferred tax credits attributed an important weight to the sale of certain non-core assets whose technical reflection during 2017 indicated that the corresponding sales would not be subject to inclusion in these projections since they would be out of our management’s control. This understanding reduced the future taxable base for the period estimated in these projections.

Therefore, we do not believe there is sufficiently strong evidence to support the recording of tax credits and, accordingly, we limited their recognition to 30% of deferred tax liabilities.

Provision for Risks, Contingencies and Disputed Taxes

We record provisions for risks relating to legal proceedings with respect to which we deem the likelihood of an unfavorable outcome to be probable and the loss can be reasonably estimated. This determination is made based on the opinion of our internal and external legal counsel. We believe we properly recognize these contingencies in our financial statements in accordance with IAS 37 Provision, Contingent Liabilities and Contingent Assets. We are also involved in judicial and administrative proceedings that are aimed at obtaining or defending our legal rights with respect to taxes that we believe to be unconstitutional or otherwise not required to be paid by us. We believe that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to Brazilian federal or state governments or to settle municipal tax obligations owed to the corresponding municipality. We do not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the courts in Brazil and the amounts recoverable can be measured at reasonable precision. Our accounting for contingent tax credits is in accordance with accounting for contingent assets under IAS 37. Our accruals include interest on the tax obligations that we may offset with contingent tax credits or benefits at the interest rate defined in applicable tax law. The recorded accruals for these disputed taxes and other contingencies may change in the future due to new developments in each matter, such as changes in legislation, irrevocable, final judicial decisions specific to us or changes in approach, such as a change in settlement strategy. For further information on the judicial and administrative proceedings in which we are involved, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Allowance for Doubtful Accounts

We consider an allowance for doubtful accounts in our trade accounts receivable in order to reflect our expectation as to the net realizable value of these accounts. We estimate provision based on an analysis of our receivables and periodically review it to maintain real expectation of collectability of our accounts receivable.

Mineral Reserves and Useful Life of Mines

We periodically evaluate and update our estimates of probable and proven reserves. We determine these reserves using generally accepted geological valuation techniques. The method of calculation requires the use of different assumptions by internal specialists and changes in some of these assumptions may have a significant impact on probable and proven iron ore reserves recorded and on the useful life of mines.

We depreciate tangible assets that are mine-specific over the shorter of the normal useful lives of such assets or the useful life of the mine.

We recognize exploration expenditures as expenses until we can establish the feasibility of mining activities, after which we capitalize subsequent development costs. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determination of the mineral asset’s volume and quality/grade;

•         Examination and testing of extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs; and

•         Market and financial studies.

We capitalize the development costs of new mineral deposits or capacity expansion in mine operations and amortize using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans; and

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

We capitalize stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, as part of the depreciable cost of developing the property. We subsequently amortize these costs over the useful life of the mine based on proven and probable reserves.

We include stripping costs in the production phase in the cost of inventory, except when we undergo a specific extraction campaign to access deeper deposits than of the ore body. In these cases, we capitalize costs in noncurrent assets when the mineral ore deposit is extracted and we amortize these costs over the useful life of the ore body.

Additionally, we account for asset retirement obligations as the estimated cost for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. We recognize the initial liability as discounted to the present value, and subsequently as an increase in expenses. We capitalize asset retirement obligations equivalent to the initial liability as part of the carrying amount of the asset, which we depreciate over the useful life of the asset.

Property, Plant and Equipment

In accordance with our accounting policy, we capitalize the cost of maintenance in operating assets when it does not occur annually and results in an increase in the useful life of the asset. We recognize depreciation on an accrual basis until the next maintenance event of the relevant asset. We charge expenditures for maintenance and repairs in operating assets, that are necessary to maintain assets under normal conditions of use, to operating costs and expenses, as incurred.

As of December 31, 2017, 2016 and 2015, we capitalized borrowing costs amounting to R$91.9 million, R$215.8 million and R$166.4 million, respectively. These costs are basically estimated for our cement and mining projects and relate mainly to our new integrated cement plant, the Casa de Pedra expansion and Tecar.

Recently Issued Accounting Pronouncements Adopted and Not Adopted by Us

The standards, amendments to standards and IFRS interpretations issued by the IASB that are not yet effective and were not early adopted by us for the year ended December 31, 2017, are described in note 2.a.b to our audited consolidated financial statements included elsewhere herein.

Results of Operations

The following table presents certain financial information with respect to our operating results for each of the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
Income Statement Data:	2017 ¹	2017	2016	2015 ²
	(in million of US$, except per share data)	(in million of R$, except per share data)
Net operating revenues	5,600	18,525	17,149	15,262
Cost of products sold	(4,110)	(13,596)	(12,640)	(11,740)
Gross Profit	1,490	4,929	4,509	3,522
Operating expenses
Selling	(549)	(1,815)	(1,697)	(1,430)
General and Administrative	(126)	(416)	(518)	(470)
Equity in results of affiliated companies	33	109	65	1,160
Other Expenses	(196)	(647)	(1,077)	(1,341)
Other Income ³	249	824	663	3,610
Total ³	(588)	(1,945)	(2,564)	1,529

Operating income	902	2,984	1,945	5,051
Non-operating income (expenses), net
Financial income	89	295	644	488
Financial expenses	(834)	(2,759)	(3,166)	(3,853)

(Loss) income before taxes	157	520	(577)	1,686
Income tax
Current	(109)	(359)	(206)	(136)
Deferred	(15)	(50)	(60)	(2,768)

Net income (loss) from continuing operations	34	111	(843)	(1,218)

Net income (loss) from discontinued operations	-	-	(10)	2

Net Income (loss) for the period	34	111	(853)	(1,215)

Net income (loss) attributable to noncontrolling interest	31	101	82	(2)
Net income (loss) attributable to Companhia Siderúrgica Nacional	3	10	(935)	(1,213)

Basic earnings per common share	0.00229	0.00757	(0.68876)	(0.89461)
Diluted earnings per common share	0.00229	0.00757	(0.68876)	(0.89461)

(1)       Translated solely for the convenience of the reader at the rate of R$3.308 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2017, as reported by the Central Bank.

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

(3)       Our 2015 financial information was impacted by the business combination of CSN Mineração as described in “Item 5A. Operating Results.”

Year 2017 Compared to Year 2016

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entities, MRS and CBSI – Companhia Brasileira de Serviços de Infraestrutura, reflected in the figures presented below.

We have been consolidating Namisa since December 2015, upon acquiring majority control, which we previously recorded under the equity method until November 2015. On December 31, 2015, Namisa merged into CSN Mineração.

Our consolidated results for the years ended December 31, 2017 and 2016, by business segment are presented below:

*Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBTIDA and Adjusted EBITDA, see note 25 to our audited consolidated financial statements included elsewhere herein.

Net Operating Revenues

Net operating revenues increased R$1,376 million, or 8%, from R$17,149 million recorded in 2016 to R$18,525 million in 2017, mainly due to the higher volumes and prices practiced in the steel segment and the higher average price in the mining segment.

Net domestic revenues remained stable, at R$7,730 million in 2016 and R$8,707 million in 2017, while net revenues of exports and sales abroad increased 4%, from R$9,419 million in 2016 to R$9,818 million in 2017, due to the higher price in the steel segment.

Steel

Steel net operating revenues increased R$1,443 million, or 13%, from R$11,516 million in 2016 to R$12,959 million in 2017, due to the higher price of steel commercialized both in the domestic market and in the foreign market and the maintenance of sales volumes of coated products. Average steel prices increased by 12% in 2017 versus the previous year. Sales volume increased 1% from 4,857 thousand tons in 2016 to 4,922 thousand tons in 2017.Steel net domestic revenues increased R$839 million, or 12%, from R$6,980 million in 2016 to R$7,819 million in 2017, due to higher prices. Sales volume increased 2%, from 2,784 thousand tons in 2016 to 2,841 thousand tons in 2017.

Steel net revenues from exports and sales abroad increased R$604 million, or 13%, from R$4,536 million in 2016 to R$5,140 million in 2017.Sales volume increased 0.5% from 2,073 thousand tons in 2016 to 2,081 thousand in 2017.

Mining

Total mining net operating revenues increased R$39 million, or 0.9%, from R$4,582 million in 2016 to R$4,621 million in 2017, due to the lower volume sold and offset by better prices, our sales decreased from 36.9 million tons in 2016 to 32.5 million tons in 2017, or 12%. Iron ore prices increased 22% in 2017 compared to 2016, reaching an average of US$53.8/dmt (Platts, Fe 62%).

Mining net export revenues decreased R$248 million, or 6%, from R$4,040 million in 2016 to R$3,792 million in 2017, mainly due to lower volume sold.

 Mining net domestic revenues increased R$287 million, from R$542 million in 2016 to R$829 million in 2017, due to an increase in the volume of iron ore sold from the Presidente Vargas Steeworks in the domestic market.

Logistics

In 2017, net operating revenues from railway logistics were R$1,417 million and net operating revenues from port logistics were R$238 million, while in 2016, net operating revenues from railway logistics were R$1,320 million and net operating revenues from port logistics were R$208 million. These logistics handled 990,000 tons of steel products, 9,000 tons of general cargo and 188,000 containers.

Cement

Cement net revenue decreased R$4 million, or 0.8%, from R$491 million in 2016 to R$487 million in 2017, mainly due to lower prices in 2017 than 2016.

Energy

Our net operating revenues from the energy segment increased R$139 million, or 52%, of total net revenue from the energy segment, from R$269 million in 2016 to R$408 million in 2017.

Cost of Products Sold

Consolidated cost of products sold increased R$957 million, or 8% from R$12,640 million in 2016 to R$13,597 million in 2017, due to the higher prices of coal (26%) and iron ore (22%) compared to 2016.

Steel

Consolidated steel costs of products sold were R$10,538 million in 2017, representing 12% increase as compared to the R$9,393 million in 2016, mainly due to the increase in the main raw materials prices, especially coal and iron ore.

Mining

Our mining costs of products sold decreased R$93 million, or 3%, from R$3,099 million in 2016 to R$3,006 million in 2017, mainly due to the lower volume sold.

Logistics

Cost of services attributable to our logistics segment increased R$126 million, or 12%, from R$1,056 million in 2016 to R$1,182 million in 2017, due to increase in railway logistics costs, mainly due to the 16% increase in tons per kilometer transported by FTL. For port logistics services, TECON handled 990 thousand tons of steel products, representing a 23% increase as compared to 2016, 9 thousand tons of general cargo and 188 thousand containers.

Cement

Cost of products sold attributable to our cement segment increased R$46 million, or 10%, from R$467 million in 2016 to R$513 million in 2017, mainly due to an 18% increase in volume sold.

Energy

Cost of products sold attributable to our energy segment remained stable and was R$285 million in 2017.

Gross Profit

Gross profit increased R$419 million, or 9%, from R$4,509 million in 2016 to R$4,928 million in 2017, due to the R$1,376 million increase in net revenues, which was partially offset by the R$957 million increase in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$298 million, or 14%, from R$2,123 million in 2016 to R$2,421 million in 2017 due to the reasons mentioned above.

Mining

Our gross profit in the mining segment increased R$132 million, or 9%, from R$1,483 million in 2016 to R$1,615 million in 2017 due to the reasons mentioned above.

Logistics

Gross profit in the logistics segment increased R$1 million, from R$472 million in 2016 to R$473 million in 2017 due to the reasons mentioned above.

Cement

Gross profit in the cement segment decreased R$50 million, or 208%, from R$24 million in 2016 to R$26 million in 2017 due to the reasons mentioned above.

Energy

Gross profit in the energy segment increased R$49 million, or 68%, from R$73 million in 2016 to R$123 million in 2017 due to the reasons mentioned above.

Selling, General and Administrative

Selling, general and administrative expenses increased R$16 million, or 1%, from R$2,215 million in 2016 to R$2,231 million in 2017. Selling expenses increased R$118 million, or 7%, from R$1,697 million in 2016 to R$1,815 million in 2017, mainly due to an increase in iron ore CIF sales, which include insurance and freight costs, while general and administrative expenses decreased R$102 million, or 20%, from R$518 million in 2016 to R$416 million in 2017, due to our strong efforts to reduce all expenses.

Other Operating Income (Expenses)

Other operating income (expenses) decreased R$590 million from a net operating expense of R$413 million in 2016 to a net operating income of R$177 million in 2017, mainly due to the gain recorded from the recognition of inflationary compensation from judicial discussions.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R$44 million, or 68%, from income of R$65 million in 2016 to R$109 million in 2017. This was mainly due to better results in MRS and a reduction in accounting loss in TLSA.

Operating Income

Operating income increased R$1,039 million, or 53%, from R$1,945 million in 2016 to R$2,984 million in 2017 due to the reasons stated above.

Financial Income (Expenses), Net

Financial income (expenses) generated net financial expenses of R$2,464 million in 2017, as compared to net financial expenses of R$2,522 million in 2016. This was mainly due to the appreciation of the real which generated a foreign exchange loss of R$16 million in 2017, as compared to a net foreign exchange gain of R$117 million in 2016.

 Hedge Accounting

We regularly export a large portion of our iron ore production, as well as finished steel products. Our revenue in reais from these exports is affected by the exchange rate fluctuations. We raise funds in foreign currencies through borrowings and financings. Our expenses in foreign currencies include imports of metallurgical coal and coke, which we use in our steelmaking process, among other production inputs. These foreign currency liabilities act as a natural hedge for oscillations in export revenues.

In order to better reflect the effect of exchange rate fluctuations on our financial statements, we designate part of our U.S. dollar-denominated liabilities as a hedge for future exports. As a result, we temporarily record the exchange rate variation arising from these liabilities directly in net equity as “other comprehensive income,” which amounted to R$437 million as of December 31, 2017. This amount is transferred to our income statement when exports occur, thus allowing impacts from the exchange rate fluctuations on liabilities and on export revenues to be recorded simultaneously. The adoption of hedge accounting does not involve the contracting of any type of financial instrument. For more information, see note 12.b. to our audited consolidated financial statements included elsewhere herein.

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

At statutory rates, the balances resulted in an expense of R$177 million in 2017 compared to a benefit of R$196 million in 2016 (34% of income before taxes and adjustments to income). After adjustments to meet the effective rates, we recorded an expense for income tax and social contribution of R$409 million in 2017, as compared to an expense of R$266 million in 2016. Expressed as a percentage of pretax income, our effective income tax rate was (46)% in 2016 and 79% in 2017. For the year ended December 31, 2017, adjustments to meet the effective income tax rate amounted to an expense of R$232 million, comprised mainly of R$368 million in unrecognized tax losses carryforward due to the recent history of tax losses we have experienced, which was partially offset by the net effect of R$139 million comprising a positive impact of R$542 million in unrecognized tax effects of temporary differences and a negative impact of R$403 million related to reversal of tax credits previously recognized. Other minor items comprise our reconciliation of our statutory income tax rate to our effective income tax rate, including adjustments related to equity results, results of subsidiaries taxed at different rates or not taxed, transfer price adjustments and tax incentives, among others, which net tax result was R$3 million.

For further information, see note 14.a. to our audited consolidated financial statements included elsewhere herein.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives, non-taxable factors, including income from offshore operations, and tax losses from offshore operations, especially when expressed as a percentage of income.

Net Income (Loss) for the Year

In 2017, we recorded net income of R$110 million, as compared to a loss of R$853 million in 2016. This R$963 million increase was due to the reasons described above.

Year 2016 Compared to Year 2015

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments, considering our proportional interest in our jointly controlled entities, MRS and CBSI – Companhia Brasileira de Serviços de Infraestrutura, reflected in the figures below.

Since December 1, 2015, we have been consolidating Namisa, which was recorded under the equity method until November 30, 2015. On December 31, 2015, Namisa merged into CSN Mineração.

Our consolidated results for the years ended December 31, 2016 and 2015 by business segment are presented below:

R$ millions								Year Ended
								December 31,
								2016
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,516	4,582	208	1,320	491	269	(1,236)	17,149
Domestic market	6,980	542	208	1,320	491	269	(2,080)	7,730
Export market	4,536	4,040	-	-	-	-	843	9,419
Cost of products sold	(9,393)	(3,099)	(142)	(914)	(467)	(196)	1,572	(12,640)
Gross profit	2,123	1,483	66	406	23	73	336	4,509
General and administrative expenses	(915)	(185)	(25)	(83)	(75)	(25)	(907)	(2,215)
Depreciation(1)	679	461	13	228	73	17	(193)	1,279
Proportionate EBITDA of joint ventures							502	502
Adjusted EBITDA*	1,887	1,759	54	550	22	65	(262)	4,075

R$ millions								Year Ended December 31, 2015
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Eliminations	Consolidated
Net operating revenues	11,203	3,187	213	1,157	432	245	(1,175)	15,262
Domestic market	6,757	175	213	1,157	432	245	(1,296)	7,683
Export market	4,446	3,012	-	-	-	-	121	7,579
Cost of products sold	(9,127)	(2,324)	(142)	(788)	(330)	(196)	1,166	(11,740)
Gross profit	2,076	864	71	369	102	49	(8)	3,522
General and administrative expenses	(955)	(70)	(20)	(90)	(73)	(23)	(669)	(1,901)
Depreciation(1)	670	377	13	189	47	17	(183)	1,131
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	499	499
Adjusted EBITDA*	1,791	1,171	63	469	75	43	(361)	3,251

(1) See note 11.a. to our audited consolidated financial statements included elsewhere herein.

*Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBTIDA and Adjusted EBITDA, see note 27 to our audited consolidated financial statements included elsewhere herein.

Net Operating Revenues

Net operating revenues increased R$1,887 million, or 12%, from R$15,262 million in 2015 to R$17,149 million in 2016, mainly due to higher volumes sold and higher prices in the mining segment.

Net operating revenues from the domestic market remained stable at R$7,683 million in 2015 and R$7,730 million in 2016, while net operating revenues from the export market increased 24%, from R$7,579 million in 2015 to R$9,419 million in 2016, due to the slowdown in the domestic economy and our strategy to redirect our sales to the foreign market.

Steel

Steel net operating revenues increased R$313 million, or 3%, from R$11,203 million in 2015 to R$11,516 million in 2016, due to higher prices, which was partially offset by a 3% decrease in sales volume from 4,990 thousand tons in 2015 to 4,857 thousand tons in 2016.

Steel net operating revenues from the domestic market increased R$223 million, or 3%, from R$6,757 million in 2015 to R$6,980 million in 2016, due to higher prices, which was partially offset by a 6% decrease in sales volume, from 2,969 thousand tons in 2015 to 2,783 thousand tons in 2016.

Steel net operating revenues from the export market increased R$90 million, or 2%, from R$4,446 million in 2015 to R$4,536 million in 2016, due to an increase of 3% in sales volume as a result of our strategy to redirect sales as discussed above, from 2,022 thousand tons in 2015 to 2,073 thousand tons in 2016.

In 2016, even operating with idle capacity, steel sales only decreased 3% as compared to 2015 because we were able to reduce our inventories.

Mining

Total mining net operating revenues increased R$1,395 million, or 44%, from R$3,187 million in 2015 to R$4,582 million in 2016, mainly due to a 28% increase in sales volume from 25.7 million tons in 2015 to 32.8 million tons in 2016 and a 5.3% increase in iron ore prices, which reached an average of US$58.45/dmt (Platts, Fe 62%).

Mining net operating revenues from the domestic market increased R$367 million, from R$175 million in 2015 to R$542 million in 2016, due to an increase in the volume or iron ore sold from the Presidente Vargas Steelworks in the domestic market since December 2015, which, before the restructuring of our iron ore business in CSN Mineração, was transferred from Casa de Pedra mine to Presidente Vargas Steelworks.

Mining net operating revenues from exports increased R$1,028 million, or 34%, from R$3,012 million in 2015 to R$4,040 million in 2016, mainly due to higher volumes.

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

Cost of Products Sold

Consolidated cost of products sold increased R$900 million, or 8%, from R$11,740 million in 2015 to R$12,640 million in 2016, mainly due to higher production volumes in our mining segment.

Steel

Consolidated steel costs of products sold were R$9,393 million in 2016, representing a 3% increase as compared to R$9,127 million in 2015, mainly due to increased cost of iron ore purchased from CSN Mineração.

Steel Production Cost	2016		2015		Variation 2016 vs. 2015
	millions of R$	R$/ ton	millions of R$	R$/ ton	millions of R$	R$/ ton
Raw Materials	2,841	874.3	3,242	725.8	(400)	148.5
Iron Ore	515	158.6	377	84.3	139	74.3
Coal	635	195.3	670	150.0	(36)	45.3
Coke	446	137.1	874	195.7	(428)	(58.6)
Coils	49	15.0			49	15.0
Metals	511	157.2	443	99.1	68	58.1
Outsourced Slabs	285	87.6	278	62.3	6	25.3
Pellets	161	49.6	296	66.3	(135)	(16.6)
Scrap	18	5.5	48	10.7	(30)	(5.1)
Other(1)	222	68.3	256	57.4	(35)	10.9
Labor	759	233.5	777	173.9	(18)	59.6
Other Production Costs	2,044	629.2	2,471	553.3	(426)	75.9
Energy / Fuel	617	189.9	718	160.9	(101)	29.0
Services and Maintenance	559	172.1	866	194.0	(307)	(21.9)
Tools and Supplies	249	76.7	264	59.1	(15)	17.6
Depreciation	399	122.6	408	91.4	(10)	31.2
Other	220	67.8	214	47.9	6	19.9
Total	5,644	1,736.9	6,489	1,453.0	(845)	284.0
(1) Includes limestone and dolomite.

Mining

Our mining cost of products sold increased R$775 million, or 33%, from R$2,324 million in 2015 to R$3,099 million in 2016, mainly due to an increase in volume sold.

Logistics

Cost of services attributable to our logistics segment increased R$126 million, or 14%, from R$930 million in 2015 to R$1,056 million in 2016, due to an increase in railway logistics costs, mainly due to the 16% increase in tons per kilometer transported by FTL. For port logistics services, costs remained stable.

Cement

Cost of products sold attributable to our cement segment increased R$137 million, or 42%, from R$330 million in 2015 to R$467 million in 2016, mainly due to higher volumes produced with the new mills at our Arcos plant. Since the clinker line was concluded only at the end of 2016, part of the clinker used in our production process was purchased from third parties, which increased production costs.

Energy

Cost of products sold attributable to our energy segment was R$196 million in 2016 and remained stable as compared to 2015.

Gross Profit

Gross profit increased R$987 million, or 28%, from R$3,522 million in 2015 to R$4,509 million in 2016, due to an increase of R$1,887 million in net revenues, which was partially offset by an increase of R$900 million in cost of products sold, as discussed above.

Steel

Gross profit in the steel segment increased R$47 million, or 2%, from R$2,076 million in 2015 to R$2,123 million in 2016, due to the reasons mentioned above.

Mining

Gross profit in the mining segment increased R$619 million, or 72%, from R$864 million in 2015 to R$1,483 million in 2016, due to the reasons mentioned above.

Logistics

Gross profit in the logistics segment increased R$32 million, or 7%, from R$440 million in 2015 to R$472 million in 2016, due to the reasons mentioned above.

Cement

Gross profit in the cement segment decreased R$79 million, or 77%, from R$102 million in 2015 to R$23 million in 2016, due to the reasons mentioned above.

Energy

Gross profit in energy segment increased R$24 million, or 49%, from R$49 million in 2015 to R$73 million in 2016, due to the reasons mentioned above.

Selling, General and Administrative

Selling, general and administrative expenses increased R$314 million, or 17%, from R$1,901 million in 2015 to R$2,215 million in 2016. Selling expenses increased R$267 million, or 18%, from R$1,430 million in 2015 to R$1,697 million in 2016, mainly due to an increase in iron ore CIF sales (sales including insurance and freight costs), while general and administrative expenses increased R$48 million, or 10%, from R$470 million in 2015 to R$518 million in 2016.

Other Operating Income (Expenses)

Other operating income (expenses) decreased by R$2,682 million from net operating income of R$2,269 million in 2015 to net operating expense of R$413 million in 2016, mainly due to a gain of R$3,297 million in 2015 comprising a positive impact of R$3,790 million from re-measurement at fair value of our 60% stake in Namisa, partially offset by a R$493 million loss in the settlement of the preexisting relationship as a result of the business combination, as explained in “Item 5A. Operating Results—Specific Events Affecting our Results of Operations—CSN Mineração.” In 2016, we recorded an impairment loss of R$388 million in the goodwill recognized in our investment in Transnordestina. This impact was partially offset by a gain of R$252 million recognized in 2016 due to Metalic’s asset sale transaction, as explained in “Item 4B. Business Overview–Downstream Facilities–Metalic.”

Additionally, in 2015, we recognized an impairment in available-for-sale financial assets of R$555 million, which effect did not occur in 2016. For more information, see note 25 to our audited consolidated financial statements included elsewhere herein.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$1,095 million, or 94%, from R$1,160 million in 2015 to R$65 million in 2016. In 2015, there was an increase in the result of our jointly-controlled investee Namisa due to the exchange rate variation over Namisa’s cash position proportional to our interest.

Our investment in Namisa was accounted for under the equity method until November 30, 2015. In December 2015, we exchanged a stake in CSN Mineração for a stake in Namisa and became Namisa’s majority shareholder; accordingly, we began consolidating Namisa as of December 1, 2015.

Operating Income

Operating income decreased R$3,105 million, or 61%, from R$5,050 million in 2015 to R$1,945 million in 2016, due to the reasons discussed above.

Financial Income (Expenses), Net

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

Income Taxes

At statutory rates, the balances resulted in a tax benefit of R$196 million in 2016, as compared to total tax expenses of R$573 million in 2015 (34% of income before taxes and adjustments to the income). After adjustments to meet the effective rates, we recorded expenses for income tax and social contribution of R$266 million in 2016, as compared to an expense of R$2,903 million in 2015. Expressed as a percentage of pre-tax income, income tax was 172% in 2015 and (46)% in 2016. For the year ended December 31, 2016, the adjustments to meet the effective rates totaled expenses of R$462 million, comprised mainly of:

•         positive R$22 million adjustment related to equity result;

•         expenses of R$288 million related to results of subsidiaries taxed at different rates or not taxed;

•         R$(822) million adjustment related to tax loss and negative basis for which a tax credit was not recorded; and

•         a positive impact of R$644 million related to tax credits not recorded in the year.

Net Income (Loss) for the Year

In 2016, we recorded a net loss of R$853 million, as compared to a net loss of R$1,216 million in 2015. The reasons described above explain the R$363 million improvement.

5B. Liquidity and Capital Resources

Overview

Our main uses of funds are capital expenditures and debt repayments. We have historically met these requirements with cash generated by our operating activities and through the issuance of short and long-term debt instruments. In 2017, we met our cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand, cash from asset sales and newly issued long-term debt instruments in order to repay the portion of our total debt maturing in 2017.

In addition, we periodically review acquisition and investment opportunities and, if a suitable opportunity arises, we conduct selected acquisitions and investments to implement our business strategy. We generally make our investments directly or through subsidiaries, jointly controlled entities or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these.

Sources of Funds and Working Capital

Cash Flows

Cash and cash equivalents decreased by R$1,460 million in 2017, compared to a decrease of R$2,990 million in 2016 and a decrease of R$825 million in 2015.

Operating Activities

Cash provided by operating activities was R$572 million in 2017 and R$276 million in 2016. The R$296 million variation was mainly due to the following events:

•         in 2017, there was an improvement in our results, with a consolidated net income of R$111 million, as compared to a consolidated net loss of R$853 million in 2016;

•         in 2017, our equity in results of affiliated companies had a positive impact of R$109 million, which represented an increase of R$44 million as compared to our equity in results of affiliated companies of R$65 million in 2016, which increase was mainly due to better results in MRS and a decrease in accounting loss in TLSA;

•         impact in monetary and exchange variations, net, mainly due to the fluctuation of the U.S. dollar exchange rate; and

•          a monetary adjustment related to Eletrobrás’ compulsory loan of R$755 million; and

•          a working capital variation mainly due to inventories from a 40% increase in the production of slab.

Cash provided by operating activities was R$276 million in 2016 and R$5,069 million in 2015. The R$4,793 million decrease was mainly due to:

•         the receipt of R$3,239 million in dividends from Namisa in 2015, which did not occur in 2016; and

•         monetary and exchange variations due to the 17% appreciation of the real against the U.S. dollar in 2016, as compared to the 47% depreciation of the real against the U.S. dollar in 2015.

These effects were partially offset by:

•         a higher adjusted EBITDA of R$4,075 million in 2016 as compared to R$3,251 million in 2015; and

•         a positive variation in working capital mainly due to the reduction of inventories from 127 days in 2015 to 97 days in 2016. In 2015, due to weak domestic demand for steel, our inventories significantly increased and we halted operation of Blast Furnace No. 02. In 2016, we destocked finished products and, despite a decrease in production, we maintained the same level of sales as in 2015.

Investing Activities

Cash used in investing activities was R$1,049 million in 2017, R$2,305 million in 2016 and R$2,865 million in 2015. The decrease of R$1,256 million in cash used in investing activities from 2016 to 2017 was mainly due to (i) a reduction in operations with derivatives and (ii) a reduction in acquisitions of property, plant and equipment. The decrease of R$560 million in cash used in investing activities from 2015 to 2016 was mainly due to (i) the payment of R$2,727 million in 2015 related to the purchase of a 4.16% stake in CSN Mineração as part of the business combination between our mining assets and Namisa and (ii) the sale of Metalic in 2016 for which we received R$332 million in net cash, which decrease was partially offset by a payment for derivatives operations of R$722 million in 2016, as compared to a receipt from derivatives operations of R$903 million in 2015.

Financing Activities

Cash used in financing activities was R$994 million in 2017, R$883 million in 2016 and R$3,091 million in 2015. The increase of R$111 million from 2016 to 2017 was mainly due to the amortization of borrowings and financings in the period. The decrease of R$2,208 from 2015 to 2016 was mainly due to a decrease of R$1,496 million in net amortizations and payments of R$550 million in dividends in 2015.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, decreased by one day to 34 days as of December 31, 2017, as compared to 35 days as of December 31, 2016 and 30 days as of December 31, 2015.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, increased by one day to 95 days in 2017, as compared to 97 days in 2016 and 127 days in 2015.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our annualized cost of products sold, measured in days of cost of products sold, increased by 11 days to 62 days as of December 31, 2017, as compared to 51 days as of December 31, 2016 and 52 days as of December 31, 2015.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain sufficient cash on hand to run our operations and to meet our short-term financial obligations. As of December 31, 2017, cash and cash equivalents were R$3,412 million, as compared to R$4,871 million as of December 31, 2016 and R$7,861 million as of December 31, 2015.

As of December 31, 2017, our short-term and long-term indebtedness accounted for 22% and 78%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

We invested R$1,025 million in 2017, in:

•         the conclusion of the high intensity magnetic separator project in Casa de Pedra Mine, with the capacity to produce 1.3 million tons per year of pellet feed from central plant tailings.

•         the extension of the economic life of coke batteries in the Presidente Vargas Steelworks.

•         the conclusion of our carbochemical cooling water recycling project to reduce effluent discharge and demand for water.

Of our investments in 2017, R$256 million went to spare parts and R$601 million to current and maintenance investments.

We invested R$1,638 million in 2016, taking advantage of opportunities to accelerate projects to enhance our competitiveness, including:

•         the conclusion of the revamp of the coke oven batteries in the Presidente Vargas Steelworks, which extended the plant’s economic life and productivity.

•         the conclusion of the Arcos clinker kiln project in anticipation of higher operating margins in Brazil’s Southeast region.

In 2017, we focused on consolidating our strategy of expansion in the cement business and prioritized the sustaining investments to maintain our operational capability and to comply with environmental and safety requirements.

We expect to meet our liquidity requirements from cash generated from operations, and, if needed, the issuance of debt securities. For details on our Planned Investments see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Debt and Derivative Instruments

As of December 31, 2017 and 2016, total debt (composed of current and non-current portions of borrowings and financings) was R$29,511 million and R$30,441 million (excluding transactions costs), respectively, equal to 356% and 312% of the Shareholders’ equity as of December 31, 2017 and 2016, respectively. As of December 31, 2017, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$6,527 million and our long-term debt (composed of non-current borrowings and financings) totaled R$22,984 million. The foregoing amounts do not include debt of others for which we are contingently liable. See “Item 5E. Off-Balance Sheet Arrangements.”

As of December 31, 2017, approximately 50% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

In 2017, we held negotiations with our main creditors, Banco do Brasil and Caixa Econômica Federal, to extend our debt maturities initially due in 2017 and 2018. Our intention was to set an amortization schedule more consistent with our cash flow generation.

In February 2018, we renegotiated the amortization schedules of our debt with Banco do Brasil, one of our principal creditors, which debt represented approximately 24% of our aggregate consolidated indebtedness as of December 31, 2017, so as to soften the amortization profile and extend the maturity ofthis debt, the duration of which we increased from 26 months to 49 months. The agreement granted certain collateral to the lenders, including in the form of pledges over a portion of shares we hold in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas. We have agreed with the lenders to sell any shares pledged in the short- to medium-term, and to use the proceeds from those sales for amortization payments under the amended financings with the lenders.

 See “—Liability Management” for more information. We are in similar negotiations with Caixa Econômica Federal. See “Item 3D. Risk Factors— Risks Relating to Us and the Industries in Which We Operate— The renegotiation of our indebtedness with Caixa Econômica Federal is subject to certain conditions precedent, including their final approval.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting. For a description of our derivative instruments, see note 12.b. to our audited consolidated financial statements included elsewhere herein.

The components of R$6,527 million of our consolidated current portion of short-term debt and current portion of long-term debt outstanding as of December 31, 2017 were:

Components	Average	Total
	Interest Rate	(in millions of R$)
Fixed rate notes*	4.14% to 10%	139
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	71
Prepayment financing	1% to 8% and 109.5% to 116.5% of CDI	2,581
Debentures	110.8% to 113.7% of CDI	523
CCB	112.5% and 113% of CDI	2,601
Perpetual bonds	7%	5
ACC	3.14%	379
Others	1.2% to 8.0%	228
Total		6,527

* In February 2018, we issued US$350.0 million in aggregate principal amount of 7.625% senior notes due 2023, the proceeds of which we used to cancel US$203 million in aggregate principal amount of outstanding 6.875% senior notes due 2019 and US$147 million in aggregate principal amount of outstanding 6.50% senior notes due 2020.

The components of R$22,984 million of our consolidated long-term debt outstanding as of December 31, 2017 were (amounts are reflected in long-term debt):

Components	Average	Total
	Interest Rate	(in millions of R$)
Debentures	110.8% to 113.7% of CDI	771
Fixed rate notes	6.5% to 6.9%	5,612
BNDES/Finame	1.3% + TJLP and fixed rate of 2.5% to 6% + 1.5%	961
Perpetual bonds	7.00%	3,308
Prepayment financing	1% - 8% and 109.5% to 116.5% of CDI	7,476
CCB	112.5% and 113% of CDI	4,693
Others	1.2% to 8.0%	163
Total		22,984

The information of our indebtness below refers to the outstanding amount in December 31, 2017.

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

•         in May 2010, in the amount of R$2.0 billion, in favor of Banco do Brasil S.A., through our subsidiary CSN Mineração, due 2019. In September 2015, we amortized R$715 million resulting in an outstanding balance of R$1.3 billion. This amortization also is related to the rollover of this debt mentioned below;

•         in April 2011, we issued another NCE, in the amount of R$1.5 billion; in favor of Banco do Brasil S.A., due to 2019. In September 2015, we amortized R$500 million. This amortization also is related to the rollover of this debt mentioned below;

•         In February 2013, in the amount of R$100 million, in favor of Bradesco, initially due 2016;

•         In 2016, the total amount was extended to 2019;

•         in September 2015, R$1.5 billion in favor of Banco do Brasil due 2022. This amortization also is related to the rollover of this debt mentioned below;

•         in September 2015, R$715 million, through our subsidiary CSN Mineração, in favor of Banco do Brasil due 2022. This amortization also is related to the rollover of this debt mentioned below;

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

We contracted credit facilities from Caixa Econômica Federal, under its special credit for large companies, in the form of a bank credit bill, or CCB:

•         on August 2009, in the amount of R$2.0 billion and to be amortized in 172 months. In August 2015, we amortized R$1.285 billion resulting in an outstanding balance of R$715 mm. This amortization is related to the rollover of R$2.57 billion mentioned below.

•         on February 2010, in the amount of R$1.0 billion and to be amortized in 166 months. In August 2015, we amortized R$285 million resulting in an outstanding balance of R$715 million. This amortization also is related to the rollover of R$2.57 billion mentioned below.

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

 In September 2015, we concluded the extension of part of our debt with Caixa Econômica Federal in the amount of R$2.57 billion, and with Banco do Brasil in the amount of R$2.21 billion, extending maturities scheduled for 2016-2017 to 2018-2022, in equally distributed installments.

In January 2012, we secured financing through our subsidiary CSN Steel S.L., in the amount of €120 million, to partially fund the acquisition of all shares held by the Alfonso Gallardo Group, S.L.U., or Grupo Gallardo, in the following companies: SWT and Gallardo Sections S.L.U.

In 2016, we contracted a credit line with FINEP to fund our innovation projects in the steel segment. The amount available from FINEP is R$23 million due in 2026, the total amount approved by FINEP is R$174 million and the remaining installments are expected to be available according to an investments disbursement schedule.

In September 2017, we negotiated one Advanced Exchange Contract (“ACC”) for US$54.5 million, in favor of Banco do Brasil, due in November 2017, the total amount of which we then extended to May 2018. In March 2018 we anticipated the settlement of this contract.

Maturity Profile

The table below sets forth the maturity profile of our long-term debt as of December 31, 2017, gross of transaction costs and premiums on issuance. We have since extended our maturity profile as a result of debt issuances, debt repurchases and renegotiations in early 2018. See “—Liability Management.”

Maturity in	Principal Amount
(in thousands of R$)
2019	7,239,968
2020	7,572,510
2021	2,228,628
2022	1,843,847
2023	176,631
After 2023	648,369
Perpetual bonds	3,308,000
Total	23,017,953

Liability Management

In February 2018, we issued US$350.0 million in aggregate principal amount of 7.625% senior notes due 2023, the proceeds of which we used to cancel US$356 million in aggregate principal amount of outstanding 6.875% senior notes due 2019 and 6.50% senior notes due 2020. Additionally, we renegotiated the amortization schedules of our debt with Banco do Brasil, one of our principal creditors, which debt represented approximately 24% of our aggregate consolidated indebtedness as of December 31, 2017, so as to soften the amortization profile and extend the maturity of these financings, the duration of which we increased from 26 months to 45 months. For more information on this renegotiation, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—The renegotiation of our indebtedness with Caixa Econômica Federal is subject to certain conditions precedent, including their final approval.”

5C. Research and Development and Innovation

Innovation is part of our essence as a pioneer in production and market solutions, always committed to quality and to the search for new initiatives to provide greater added value to our customers and stakeholders.

In 2016, we strengthened our commitment to innovative projects and processes and to energy efficiency and environmental consciousness through INOVA CSN, our initial step in our strategic innovation plan. This plan connects us to the national and international technological and scientific development environment. It also led to our development of advanced high strength steel on an industrial scale for the automotive industry, a project which was financed by the government agency FINEP.

As part of our our strategic innovation plan, we signed a partnership agreement with the Brazilian Agency for Industrial Research and Innovation (Embrapii) and Senai from Bahia state for two additional projects related to environmental responsibility: (i) development of new manufacturing routes and coating for metal sheet by direct hot stamping and (ii) development of an intelligent system for the predictive maintenance of overhead cranes.

 We also invest in intellectual property rights management, which covers branding, patents and industrial projects, in order to ensure appropriate protection and to permit technology transfer agreements.

Our total investments in research, development and innovation in 2017 were R$18.5 million.

Following are our current projects under development:

•         Advanced high strength galvanized steel dual phase DP600 grade to meet new dimensional demands;

•         Advanced high strength galvanized steel ferritic-bainitic FB590 grade with thickness over 2.0 mm with cold-rolled and hot-rolled base;

•         High strength structural galvanized steel G450 grade, for the construction market with emphasis on application in storage silos;

•         Pre-painted steel with new colors for the export market;

•         High strength IF (interstitial free) steel, IF 210 HSS grade, galvanized (Zn-Fe Alloy GA) and pre-painted with thickness of 0.70 mm for application in fuel tanks;

•         Advanced high strength galvanized steel dual phase of DP450, DP500, DP600HF (high formability), DP800 and DP1000 grades for the automotive industry;

•         Press hardening galvanized steel PHS 1200/1500 GA for the automotive market;

•         Development and optimization of CSN galvanized steel for the application in tubes for bus body structures;

•         High strength IF (interstitial free) galvanized steel, IF 260 and 300 HS grades, for the automotive market;

•         Development of textured pre-painted material for the home appliance industry;

•         Development of high-strength structural steel with 55% Al-Zn coating for construction systems in general;

•         High strength low alloy development as hot-rolled and hot-rolled pickled products for automotive parts and agricultural segments;

•         Hot-rolled high carbon steel for clutch bearings applications;

•         Hot-rolled and cold-rolled products homologation to meet Nissan’s global requirements;

•         Development of a new production process for high strength low alloy (HSLA420) cold-rolled steel for the automotive industry;

•         Bake hardening cold-rolled steel for the automotive industry; and

•         Tin plate steel for bodies of expanded cans produced by continuous annealing in substitution to batch annealing.

5D. Trend Information

Steel

The WSA expects that global steel demand, excluding China, will reach 882.4 million tons in 2018, which would represent a 3% as compared to 2017. The IABr estimates domestic sales will be 17.4 million tons in 2018, with apparent consumption of 20.1 million tons.

Mining

In 2017, the global seaborne iron ore market intensified its recovery, which started in mid-2016, with the maintenance of investments in infrastructure and civil construction in China. In addition, the closure of illegal plants with high pollutant emissions resulted in an increase in the utilization of steel capacity. This, together with increased demand for steel, allowed for improved margins and higher iron ore prices. The price of iron ore increased 22% in 2017, as compared to 2016 iron ore prices, and reached an average of US$71.32/dmt (Platts, Fe62%, N. China).

5E. Off-Balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for off-balance concession payments and “take-or-pay” contractual obligations. The following table summarizes our off-balance sheet obligations:

Contingent Liability with Respect to Consolidated and Non-Consolidated Entities as of December 31, 2017
	Aggregate Amount	Maturity
	(In millions of R$)
Guarantees of Debt:
Transnordestina	2,825	Until 09/19/2056 and indefinite

Contingent Liability for Concession Payments (amounts in thousands of R$):
Concession	Type of service	2018	2019	2020	2021	After 2021	Total

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on in December 1997, renewable for another 30 years, to develop public service and operate the railway system in northeastern Brazil; the northeastern railway system covers 4,238 km of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,069	9,069	9,069	9,069	54,414	90,690
Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro; the concession was renewable and the agreement expires in 2047.	107,296	107,296	107,296	107,296	2,789,696	3,218,880
TECON	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	30,958	30,958	30,958	30,958	139,309	263,141
		147,323	147,323	147,323	147,323	2,983,419	3,572,711

“Take-or-Pay” Contractual Obligations

	Payments in the period (in millions of R$)
Type of service	2016	2017	2018	2019	2020	2021	After 2021	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products	873.186	957,373	877,288	877,288	854,609	732,391	3,602,687	6,944,263
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets, coal and clinker	621,551	563,743	246,624	36,159	36,159	36,159		355,101
Processing of slag generated during pig iron and steel production	49,487	8,880	6,012	6,012	6,012	6,012	7,515	31,563
Manufacturing, repair, recovery and production of ingot casting machine units	36,765	52,103	18,118	5,665				23,783
	1.580.989	1,582,099	1,148,042	925,124	896,780	774,562	3,610,202	7,354,710

Guarantees of Debt

We guarantee 100% of the loans granted by BNDES and Banco do Nordeste/BNB to TLSA and 50.97% of the debentures held by FDNE and issued by TLSA. The aggregate amount of debt outstanding under the debentures guaranteed by us as of December 31, 2017 was R$2,217 million.

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

Contingent Liability for Concession Payments

FTL

As of December 31, 2017, we held 90.78% of the capital stock of FTL, which has a concession to operate the Northeastern Railway System I until 2027, renewable for an additional 30 years. As of December 31, 2017, FTL had R$90.7 million in concession payments outstanding over the remaining 10 years of the concession

Tecar

We hold the concession to operate TECAR, a solid bulks terminal, one of four terminals that form the Itaguaí Port, located in the state of Rio de Janeiro. In 2015, we achieved the anticipated contract renewal for 25 more years and, accordingly, the expiration date was extended from 2022 to 2047. Itaguaí Port, in turn, is connected to the Presidente Vargas Steelworks and CSN Mineração by the Southeastern railway system. Our imports of coal and coke arrive at this terminal. Under the terms of the concession, we must ship at least three million tons of bulk cargo annually and provide port service to ship two million tons of third parties’ iron ore and pellets cargoes. As of December 31, 2017, R$3,219 million was outstanding over the remaining 30 years of the concession.

TECON

We own 99.99% of Sepetiba Tecon S.A., or TECON, which holds a concession to operate, for a 25-year term (which can be renewed for a maximum of 70 years), the container terminal at Itaguaí Port, located in the state of Rio de Janeiro. As of December 31, 2017, R$263 million of the cost of the concession was outstanding and payable over the remaining 10 years of the concession. For more information, see “Item 4D. Property, Plant and Equipment—Capital Expenditures—Planned Investments.”

Transportation of Iron Ore, Coal, Coke, Steel Products, Cement and Mining Products

MRS Logística S.A.

Transportation of Iron Ore, Coal and Coke to Volta Redonda

In 2017, the volume set for iron ore and pellets was 6.8 Mkt and the volume set for coal, coke and other smelter products was 3.2 Mkt with a guarantee of payment of at least 85% of forecast annual revenue.

Transportation of Iron Ore for Export from Itaguaí

In 2017, the volume set for iron ore was 34.5 Mkt, with a guarantee of payment of at least 85%. We may increase by up to 10% or decrease by up to 15% the volume set in the agreement every year, considering the volume informed in the previous year.

Transportation of Steel Products

In 2017, the volume set for steel products was 1.7 Mkt, with a guarantee of payment of at least 80%. The agreement covers the transportation of steel products from the Presidente Vargas Steelworks to third party terminals and customers.

Cement Transportation

This agreement covers transportation of bagged cement from the Presidente Vargas cement plant to our terminals. In 2017, the volume set was 633.6 Kt, with a guarantee of payment of at least 80%.

Ferrovia Centro Atlântica

Transportation of Limestone

This agreement covers transportation of limestone from the city of Arcos to the city of Volta Redonda. In 2017, the volume set for limestone was 1.8 Mkt, with 70% of performance volume guarantee.

Transportation of Clinker

This agreement covers transportation of clinker products from the city of Arcos to the city of Volta Redonda. In 2017, the volume was set was 660 Kt, with a guarantee of payment of at least 90%.

The calculation of “take-or-pay” contracts considers the total volume performed in clinker and limestone contracts, regardless of the percentage transported of each.

Supply of Power, Natural Gas, Oxygen, Nitrogen, Argon and Iron Ore Pellets

We also consume significant amounts of oxygen, nitrogen, hydrogen, argon and other gases at the Presidente Vargas Steelworks. These gases are supplied by a third party under a long-term contract from its gas production facilities located on the Presidente Vargas Steelworks site. To secure gas supply (oxygen, nitrogen and argon), in 1994, we signed a 22-year “take-or-pay” agreement with White Martins under which we are committed to acquire at least 90% of the gas volume guaranteed in the contract. Under the terms of the agreement, we are not required to advance funds raised against future processing charges if White Martins is unable to meet its financial obligations. The original term of the contract ended in November 2016; however, White Martins continues to supply gas while we negotiate a new contract.

5F. Tabular Disclosure of Contractual Obligations

The following table presents our long-term contractual obligations as of December 31, 2017:

	Payment due by period
	(In millions of R$)

Contractual Obligations		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Long-term accrued finance charges(1)	13,075	2,007	2,794	1,302	6,973
Taxes payable in installments	101	22	18	17	44
Long-term debt(2)	22,984	0	14,792	4,064	4,128
“Take-or-pay” contracts	7,355	1,148	1,822	1,513	2,872
Derivatives swap agreements(3)	0	0	0	0	0
Concession agreements(4)	3,573	147	295	295	2,836

Purchase Obligations
Raw materials(5)	2,012	771	1,241	0	0
Maintenance(6)	741	462	234	44	0
Utilities/Fuel(7)	2,457	989	1,638	819	0
Total	5,210	2,222	3,113	863	0

(1)

These accrued finance charges refer to the cash outflow related to the contractual interest expense of our long-term debt and were calculated using the contractual interest rates taken forward to the maturity dates of each contract.

(2)	These amounts were presented net of transaction costs and issue premiums.
(3)	There are no derivative swap agreement as of December 31, 2017.
(4)	Refers to TECON, TECAR and FTL concessions agreements
(5)	Refers mainly to purchases of coal, tin, aluminum and zinc, which comprise part of the raw materials for steel manufacturing and take-or-pay contracts.
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

5G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

General

We are managed by our board of directors (conselho de administração), which consists of up to eleven members, and our board of executive officers (diretoria executiva), which consists of two to nine executive officers (one of whom is the chief executive officer). In accordance with our bylaws (estatuto social), each director is elected for a term of two years by our shareholders at an annual shareholders’ meeting. Our bylaws require our employees to be represented by one director on the board of directors. The members of the board of executive officers are appointed by the board of directors for a two-year term.

Our board of directors is responsible for setting general guidelines and policies for our business and our board of executive officers is responsible for the implementation of such guidelines and policies and for our day-to-day operations. As of the date of this annual report, our board of directors comprised one chairman and five members, and our board of executive officers was comprised of our chief executive officer and four executive officers.

Our directors and executive officers as of the date of this annual report are:

Name	Position	Age¹	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	64	April 23, 1993	July 03, 2017
Fernando Perrone	Member	70	September 26, 2002	July 03, 2017
Fabiam Franklin	Member	50	April 28, 2016	July 03, 2017
Yoshiaki Nakano	Member	73	April 29, 2004	July 03, 2017
Antonio Bernardo Vieira Maia	Member	58	April 30, 2013	July 03, 2017
Léo Steinbruch	Member	49	April 28, 2015	July 03, 2017

Board of Executive Officers
Benjamin Steinbruch	Chief Executive Officer	64	April 30, 2002	29 September, 2017
David Moise Salama	Executive Officer	51	August 2, 2011	29 September, 2017
Luis Fernando Barbosa Martinez	Executive Officer	54	August 2, 2011	29 September, 2017
Pedro Gutemberg Quariguasi Netto	Executive Officer	52	May 11, 2016	29 September, 2017
Marcelo Cunha Ribeiro	Chief Financial and Investor Relations Officer	40	29 September, 2017	29 September, 2017

¹Age as of April 30, 2018.

The next election for our board of directors is expected to take place in April 2019. The next election for our board of executive officers is expected to take place in September 2019.

Board of Directors

Following is a brief biography of the members of our board of directors.

Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993, and has held the positions of chairman since April 1995 and chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He has been chairman of the board of directors of the Jockey Club of São Paulo since 2017, a member of the Board of Economic and Social Development since 2014, a member of the Administrative Board of the Portuguese Chamber, First Vice-President of the Federation of Industries of the state of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute and member of the Superior Court of the state of São Paulo. Over the past five years, he also served as chairman of the board of directors and chief executive officer of Vicunha Siderurgia S.A., chairman of the board of directors of Nacional Minérios S.A., Companhia Metalúrgica Prada, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., as member of the Interinstitutional Advisory Board and as administrator of Haras Phillipson Ltda. (dissolved in November 2017). Currently he holds the position of vice chairman of the board of directors of Textília S.A., chairman of the board of directors of Vicunha Aços S.A., Fibra Cia. Securitizadora de Créditos Imobiliários and Banco Fibra S.A., member of the board of directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Officer of Rio Purus Participações S.A., Rio Iaco Participações S.A. and BS Holdings S.A. Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda. and Ibis Participações e Serviços Ltda. (all these companies belong to our controlling group), chairman of the board of directors of CSN Mineração (controlled by us), and chairman of the deliberative council of the CSN Foundation. Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas - FGV/SP.

Fernando Perrone. Mr. Perrone has been a member of our board of directors since September 2002, and a member of our audit committee since June 2005. He was our Infrastructure and Energy Executive Officer from July 10, 2002, to October 2, 2002. Over the past five years, he served as a member of the board of directors of Energia Sustentável S.A. He is chairman of the board of directors of Profarma - Distribuidora de Fármacos S.A. and member of the board of directors of João Fortes Engenharia S.A. and FTL – Ferrovia Transnordestina Logística S.A. (controlled by us), he is also a deputy member of the board of directors of Transnordestina Logítica S.A (company joint controlled by us). He also serves as an independent consultant in the infrastructure area. Mr. Perrone graduated in Business from a program sponsored by “Chimica” Bayer S.A., holds a Law degree from Universidade Federal Fluminense – UFF/RJ and has a graduate degree in economics in the area of capital markets from Fundação Getúlio Vargas – FGV/SP.

Fabiam Franklin. Mr. Franklin has been a member of our board of directors since April 2016. Since April 4, 2016 he has been serving as chairman of the Advisory Council of CSN’s Stock Investment Fund (CSN Invest Fundo de Investimentos em Ações), as manager of the CSN Financial Education Program since 2008 and as general manager of steel metallurgy at CSN since June 2017. He also served as a member of the board of directors of the Brazilian Association of Metallurgy and Mining (Associação Brasileira de Metalurgia, Materiais e Mineração) from 2015 until 2017 and as general manager of blast furnaces at CSN from 2002 until 2017. Mr. Franklin graduated in metallurgical engineering from Universidade Federal Fluminense – UFF/RJ and holds a graduate degree in reduction metallurgy, from the –Mc Master University, Hamilton, Canada, and a master’s in business administration from Fundação Dom Cabral – Belo Horizonte/MG. Mr. Franklin is currently studying for a master’s degree in economics at IBMEC.

Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committe since October 30, 2017. He also serves as a member of the board of directors of Transnordestina Logística S.A. (company joint controlled by us) and, over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a member of the Economy Superior Council (Conselho Superior de Economia - COSEC) of FIESP/Instituto Roberto Simonsen, and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the state of São Paulo. Mr. Nakano graduated in business administration from Fundação Getulio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our board of directors on April 2013 and has been a member of our audit committee since August 2013,and has served as chairman of the audit committee since May 2014 to October 2017. He was also a member of our Financial Committee from October 2014 to December 2016, member of the board of directors of Transnordestina Logística S.A. (company joint controlled by us) and of FTL – Ferrovia Transnordestina Logística S.A. and CSN Mineração (controlled by us). He has also been chief executive officer of BRG Capital Ltda. Since July 2005. From April 1995 to May 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until become an Officer of Citibank New York. Prior to that, he worked as an associate at Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981, and he served as a member of the board of directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He graduated in 1981 with a degree in business and public administration from Fundação Getulio Vargas.

Léo Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 2015, and was elected as vice chairman of the board of directors in May 2016. He is also member of the board of directors of Elizabeth S.A. Indústria Têxtil, Vicunha Aços S.A. and Textília S.A. He is an executive officer at CFL Participações S.A. and at Taquari Participações S.A. (all these companies are part of our controlling group). Over the past few years, he also served as administrator of Fazenda Santa Otília Agropecuária Ltda. and as member of the board of directors of Vicunha Participações S.A. and Vicunha Steel S.A. (also companies that are part of our controlling group).

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers.

Benjamin Steinbruch. See “—Board of Directors.”

David Moise Salama. Mr. Salama was elected as an executive officer in August 2011, is in charge of the real estate, insurance and credit areas. He has been serving at CSN since 2006, having acted as investor relations officer. He is also currently serving as Executive Officer of Estanho de Rondônia S.A., Minérios Nacional S.A. and Companhia Florestal do Brasil and is a member of the board of directors of CSN Mineração, TECON, Itá Energética S.A., Lusosider – Aços Planos S.A., Lusosider Productos Siderúrgicos S.A., and Lusosider Ibérica. He is also a deputy member of the Deliberative Council of Caixa Beneficente dos Empregados of CSN, or CBS and deputy member of the board of directors of Transnordestina Logística S.A (a company jointly controlled by us) and FTL – Ferrovia Transnordestina Logística S.A (controlled by us). Prior to joining CSN, Mr. Salama acted as Financial Officer at Tecnisa Engenharia e Comércio, Birmann Comércio e Empreendimentos and Goldfarb Comércio e Construções, was the head of consolidated financial information of Unilever Brasil and acted as senior auditor at PwC. Mr. Salama graduated in Accounting and has a master’s in business administration in Finance, both from the School of Economics, Business and Accounting of the Universidade de São Paulo / FEA-USP. He complemented his academic education by attending the Oxford Advanced Management and Leadership Program of Saïd Business School at Oxford University, England, and the Harvard Law School Program on Negotiation at Harvard University, United States.

Luis Fernando Barbosa Martinez. Mr. Martinez was elected as an executive officer in August 2011, and is in charge of the commercial and logistic areas of the steel, cement and special sales segment. He has been serving CSN since 2002, having previously acted as sales officer, director of Nacional Minérios S.A. (which ceased to exist on December 31, 2015) and as member of the board of directors of Companhia Florestal do Brasil and Companhia Metalúrgica Prada. Mr. Martinez is also a member of the board of directors of Associação Brasileira de Metalurgia, Materiais e Mineração, or ABM, and deputy member of the board of directors of FTL – Ferrovia Transnordestina Logística and Transnordestina Logística S.A.. He is also currently serving as an Officer of Estanho de Rondônia S.A., Minérios Nacional S.A., CSN Energia, S.A. and Stahlwerk Thüringen GmbH, and as member of the board of directors of CSN Mineração (controlled by us) and chairman of the board of directors of MRS, which is jointly controlled by us, and a member of the Deliberative Council of Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional, or CBS. Since March 2017 he is also member of the board of officers of Câmara de Comércio e Indústria Brasil – Alemanha. Prior to joining CSN, Mr. Martinez was a sales officer at Alcan Alumínio do Brasil S.A., having worked at that company for 14 years in different departments (processing, quality, product/market development and sales). He also acted as Executive Officer of the Brazilian Center of Steel Construction - CBCA and of the Brazilian Association of Metallic Construction, or ABCEM, and he was president of the Brazilian Association of Steel Packaging - ABEAÇO. Recently, Mr. Martinez received the prize Prêmio Barão de Mauá – Instituto Mauá de Tecnologia as Professional and Market Highlight in 2016. Mr. Martinez graduated with a degree in Metallurgical Engineering from Instituto Mauá de Tecnologia, or IMT, has a graduate degree in industrial management from the School of Production Engineering of the Universidade de São Paulo, and also graduated from the Corporate Management Development Program at Alcan Aluminum Limited in Montreal, Canada.

Pedro Gutemberg Quariguasi Netto. Mr. Quariguasi was elected as an executive officer in May 2016, and is in charge of the steel operational area. During the few last years, Mr. Quariguasi acted as chief executive officer of Vale in Mozambique and as Global Officer of Coal of Vale at Mozambique and Australia from March 2014 until April 2016, and as partner and commercial and marketing officer at B&A Mineração from May 2012 until September 2013. Previously, he was the Global Marketing Officer at Vale S.A. and chief executive officer in Manganês, he also acted in Rio Tinto and McKinsey & Co. He is also member of the board of directors of MRS, which is jointly controlled by us, and CSN Mineração (controlled by us). Mr. Guariguasi has a degree in Metallurgical Engineering from Universidade Federal Fluminense, a master’s degree in Metallurgical Engineering from Pontificia Universidade Católica do Rio de Janeiro, a PhD in Metallurgical Engineering from McGill University, Canada, and a master’s in business administration in Finance, Corporate Strategy and Economics from McKinsey & Company.

Marcelo Cunha Ribeiro. was elected as an executive officer in September 2017, and is in charge of the treasury, controller, tax and accounting areas and is our chief financial officer and, since March 2018, our chief investor relations officer. During the few last years, Mr. Ribeiro acted as chief financial officer of St. Marche Group, Vice President of Finance and Investor Relations of Restoque Comércio e Confecções de Roupas S.A., chief financial officer of Grupo SBF (GP Investimentos Ltd), Managing Director of the Private Equity area of GP Investimentos Ltd and chief financial officer of San Antonio International Ltd. He was also a member of the board of directors of Hopi Hari SA, Telemar Norte Leste SA (Oi S.A.), Contax Participações S.A., Estácio Participações S.A., Magnesita Refratários S.A., BR Towers SPE1 SA. Mr. Ribeiro graduated in production engineering from the University of São Paulo and has a master’s in business administration from Harvard Business School.

Mr. Benjamin Steinbruch and Mr. Léo Steinbruch are cousins and members of our controlling family. There are no other family relationships among any of our directors or executive officers.

Indemnification of Officers and Directors

There is no provision for or prohibition against the indemnification of officers and directors under Brazilian law or our bylaws. Officers are generally not individually liable for acts performed within the course of their duties. We either indemnify or maintain directors’ and officers’ liability insurance covering our directors, officers and certain key employees against liabilities incurred in connection with their respective positions with us.

6B. Compensation

For the year ended December 31, 2017, the aggregate compensation paid by us to all members of our board of directors and board of executive officers for services in all capacities was R$39.8 million, which includes salaries, bonuses, profit sharing arrangements and benefits, such as medical assistance, pension plan contributions and life insurance, among others. See “—Item 6D. Employees” for a brief description of our profit sharing arrangements.

6C. Board Practices

Fiscal Committee and Audit Committee

Under Brazilian Corporate Law, shareholders may request the appointment of a fiscal committee (conselho fiscal), which is a corporate body independent of management and our external auditors. The primary responsibility of the fiscal committee is to monitor management’s activities, review the financial statements, and report its findings to shareholders. Currently, we do not have a fiscal committee in place.

In June 2005, we appointed an audit committee (comitê de auditoria) in compliance with SEC rules, which comprises independent members of our board of directors. Our audit committee is responsible for recommending to our board of directors the appointment of independent auditors, reporting on our auditing policies and our annual audit plan prepared by our internal auditing team, as well as monitoring and evaluating the activities of our independent auditors. Our audit committee has also been tasked with identifying, prioritizing and submitting actions to be implemented by our executive officers, analyzing our annual report and financial statements and making recommendations to our board of directors.

Our audit committee comprises Mr. Fernando Perrone, Mr. Yoshiaki Nakano and Mr. Antonio Bernardo Vieira Maia and it may be assisted by an outside consultant. All members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our audit committee have been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

For information on the date of election and term of office of the members of our board of directors and board of executive officers, see “Item 6A. Directors and Senior Management.”

Service Contracts

We permit our directors to continue participating in our employee pension plan after ceasing to be directors.

6D. Employees

As of December 31, 2015, 2016 and 2017, we had 23,736 and 23,993 and 25,189 employees, respectively. As of December 31, 2017, approximately 3,700 of our employees were members of the Steelworkers’ Union of Volta Redonda and region, which is affiliated with the Força Sindical since 2012, which is a national union. We believe we have a good relationship with Força Sindical. We have collective bargaining agreements, renewable annually on May 1 of every year. Moreover, we have members affiliated with other unions, such as the Engineers’ Union with seven members, the Accountants’ Union with one member and the Workers’ Unions from Arcos, Camaçari, Recife and Araucária, with a total of 54 members. At all other companies controlled by CSN, including Prada, ERSA, CSN Mineração and Transnordestina, we have a total of 1,195 employees that are members of unions.

In March 1997, we established an employee profit sharing plan. All employees participate in this plan and earn bonuses based on our consolidated results, the results of our business units, employees’ individual results and employees’ competence assessments.

We are also the main sponsor of a non-profit entity, Caixa Beneficente dos Empregados da CSN, established in July 1960, which is primarily engaged in the payment of benefits that supplement the government’s social security benefits to our former employees. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans. See further details in note 26 to our audited consolidated financial statements included elsewhere herein.

6E. Share Ownership

The Steinbruch family, which includes Mr. Benjamin Steinbruch, our chairman and chief executive officer, and Léo Steinbruch, a member of our board of directors, holds an indirect majority ownership interest in Vicunha Aços S.A., Rio Iaco Participações S.A., Vicunha Têxtil S.A. and CFL Participações S.A., our controlling shareholders.

Our executive officers and members of our board of directors directly held an aggregate of 1,526 shares of our outstanding common shares as of December 31, 2017.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

As of December 31, 2017, our capital stock comprised 1,387,524,047 common shares, each of which entitles its holder to one vote at our shareholders’ meetings.

The following table sets forth, as of December 31, 2017, the number of our common shares owned by our major shareholders:

	Common Shares
		Percent of
	Shares Owned	Outstanding
Name of Person or Group		Shares

Vicunha Aços S.A.(1)	682,855,454	49.21%
Rio Iaco Participações S.A. (1)	58,193,503	4.19%
Vicunha Textil S.A. (1)	4,927,000	0.36%
CFL Participações S.A.(1)	3,977,536	0.29%

(1)

Owned indirectly by the Steinbruch family, which includes Mr. Benjamin Steinbruch, the chairman of our board of directors and our chief executive officer, and Léo Steinbruch, a member of our board of directors.

7B. Related Party Transactions

Our transactions with related parties consist of (i) transactions with our holding companies; (ii) transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties; and (iii) other unconsolidated related parties, which are detailed in note 20 to our audited consolidated financial statements included elsewhere herein.

         i.            Vicunha Aços S.A. is a holding company set up for the purpose of holding equity interests in other companies and is our main shareholder, holding 49.21% of CSN´s voting shares. Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Textil S.A. are also holding companies that hold 4.29%, 0.29% and 0.36% of our common shares as of December 31, 2017, respectively.

        ii.            Our commercial and financial transactions with our subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties are carried out at market prices and under market conditions, based on common terms and rates applicable to third parties. For further details on these transactions, see note 18 to our audited consolidated financial statements.

      iii.            We maintain relations with other unconsolidated related parties, which include CBS Previdência, Fundação CSN, Banco Fibra, Taquari Asset, Ibis Agrária Ltda, Ibis Participações e Serviços Ltda, Partifib Projetos Imobiliários Ltda, Vicunha Imóveis Ltda and Vicunha Serviços Ltda.

      iv.            As disclosed in note 32 of our audited consolidated financial statements, during the first quarter of 2018 we purchased US$23 million in agregate principal amount of 8.125% notes due 2028 issued by Banco Fibra.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and our audited consolidated financial statements included elsewhere herein.

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

Labor Contingencies

As of December 31, 2017, we and our subsidiaries were defendants in 8,778 labor claims, for which we recorded a provision of R$451 million. Most of these claims relate to alleged subsidiary and/or joint liability with respect to our independent contractors, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, differences in the 40% fine on the severance pay fund (FGTS) deposits resulting from past federal government economic plans and indemnity claims resulting from other alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

Changes in 2017 to our provisions for labor contingencies were due to the closing of certain lawsuits and our constant revision of accounting estimates in setting these provisions, which consider, among other factors, the nature of the claims involved.

Civil Contingencies

These are mainly indemnity claims resulting from contractual disputes and collections, claims for damages and compensation related to our commercial and industrial activities, real estate disputes and disputes for restoring health insurance. As of December 31, 2017, we had recorded a provision of R$148 million for these civil contingencies.

We also classify as civil contingencies the administrative and judicial proceedings filed against us for alleged violations of environmental statutes, mainly as a result of our industrial activities, claims for regularization, indemnification or imposition of fines. As of December 31, 2017, the amount relating to probable losses for civil contingencies relating to environmental issues was R$38 million.

Tax Contingencies

Our tax contingencies include charges for alleged non-payment of income tax and social contribution taxes in Brazil and other charges, for which we had R$188 million recorded as of December 31, 2017.

REFIS I, REFIS II and Advance Tax Payment Program

In November 2009, we adhered to the REFIS I, a special settlement and installment payment program established by the Brazilian government, to settle certain of our tax and social security liabilities due by November 2008. Law No. 12,865, dated October 9, 2013, later extended the original deadline of the REFIS I (originally November 2009) to December 2013 and allowed the submission of additional tax and social security liabilities under the program.

In November 2013, we adhered to the Tax Recovery Program for Profits of Foreign Subsidiaries, or REFIS II, a special settlement and installment payment program established by the Brazilian government, to settle the income tax (IRPJ) and the social contribution on net income (CSLL) arising from taxation of profits of foreign subsidiaries. We submitted to REFIS II our outstanding debts related to our 2004-2009 fiscal years.

Our decision to adhere to REFIS I and REFIS II took into consideration the economic benefits provided by these settlement programs, which include discounts on fines, interest and legal charges due, as well as to mitigate the high costs of maintaining pending lawsuits.

In November 2014, we adhered to the Advance Tax Payment Program established by the Brazilian government under Law 13.043/2014, which allowed for settlement of active federal debts, including debts covered by the REFIS I and REFIS II programs mentioned above, through an advance payment of 30% of the total amount due in cash and the offset of the remaining amount due with tax losses. The total amount included in the program was R$1.603 million, resulting in an impact to our cash account of R$502 million and a positive result of R$79 million in our income statement. We are currently waiting for a formal notification to be issued by the federal revenue service to consolidate the Advance Tax Payment Program.

As of December 31, 2015, we began consolidating CSN Mineração (formerly Congonhas Minérios) as successor to Namisa in our results and financial statements, including our settlement and installment payment programs. In November 2013, Namisa adhered to REFIS II. Namisa did not adhere to the Advance Tax Payment Program. As of December 31, 2017, our debt position under REFIS II was R$62.4 million.

Antitrust

In October 1999, CADE fined us, claiming that certain practices adopted by us and other Brazilian steel companies up to 1997 allegedly comprised a cartel. We challenged the cartel allegation and the imposition of the fine judicially and, on June 2003, obtained a partially favorable judgment by a federal trial court. CADE appealed the trial court decision and, in June 2010, a federal appellate court in Brasília reversed the trial court’s decision and confirmed the cartel allegation, as well as the fine imposed by CADE in the amount of R$65 million. We appealed the decision of the appellate court to the Brazilian Superior Court of Justice. We have not yet recorded any provision in connection with this fine, as the risk of loss is classified as possible.

In September 2011, we received a request from the Economic Law Secretariat of the Ministry of Legal Affairs (Secretaria de Direito Econômico do Ministério da Justiça), or SDE, to provide information related to the acquisition of shares of Usiminas, which later involved analysis by CADE of a concentration act. In October 2011, the SDE involved CADE and the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Econômico), orSEAE, and we provided all requested information to them.

In April and July 2012, CADE issued certain injunctive orders limiting our ability to, among other things, increase our equity stake in Usiminas or exercise our voting rights with respect to the shares already owned.

On April 10, 2014, CADE issued its decision and a Performance Commitment Agreement (Termo de Compromisso de Desempenho), or TCD, was executed between CADE and us. Under the terms of CADE’s decision and the TCD, we must reduce our equity stake in Usiminas within a specified timeframe. The timeframe and reduction percentages are confidential. Furthermore, our political rights in Usiminas will continue to be suspended until we reach the thresholds established in the TCD. On March 24, 2016, we applied to CADE to partially suspend the TCD so as to exercise certain rights, namely appointing independent directors and members of the fiscal committee. On April 27, 2016, CADE granted our request, and on April 28, 2016, at Usiminas’ annual general shareholders’ meeting, we appointed two independent directors and one independent member of Usiminas’ fiscal committee, as well as their respective alternates. Although the 2016 appointments are currently under litigation, there has been no judicial order overturning or otherwise suspending their effects. Since 2016, we have been unable to appoint new members to Usiminas’ fiscal committee as our request in 2017 for another exception was denied by CADE. Most recently, in April 2018, our latest request for exception was denied as well by CADE.

Northeastern Railway System Proceedings

The Federal Audit Court (Tribunal de Contas da União), or TCU, initiated proceedings in April 2016 questioning the legality of the governmental authorizations for the segregation of the Northeastern Railway System into two sub-railway systems – Northeastern Railway System I (in operation by FTL) and Northeastern Railway System II (under construction by TLSA). According to the claim, the federal government should have undergone a new bidding process to grant the concession for the construction of the new tracks of the Northeastern Railway System (Northeastern Railway System II).

We are unable to anticipate the outcome of this proceeding. The consequences of an unfavorable decision may include the loss by TLSA of the concession for Northeastern Railway System II, the imposition of additional investments in developing this sub-railway system and the acceleration of loans granted to TLSA, for which we are guarantors. See “Item 5E. Off-Balance Sheet Arrangements—Guarantees of Debt.” In addition, even if we are entitled to any indemnification in connection with a termination of the TLSA concession agreement for our investments in developing Northeastern Railway System II, this indemnification may be insufficient to cover our costs, expenses or losses and may be paid long after a decision terminating the concession, if at all.

In the course of this proceeding, the TCU suspended further disbursements by government agencies, including the the state-owned railway company Valec Engenharia Contruções e Ferrovias, or Valec, and the Northeast National Development Fund (Fundo Nacional de Desenvolvimento do Nordeste), or the FDNE, for the development of Northeastern Railway System II, which has adversely affected the pace of construction of the new tracks.

Additionally, in 2013, ANTT initiated proceedings claiming that FTL did not meet certain transportation targets for the Northeastern Railway System I in 2013 and seeking to terminate the TAC executed by FTL that year, which had settled all claims of non-compliance by us with the original concession agreement of the Northeastern Railway System until 2012.

This proceeding resulted in the reopening of the administrative proceeding which began in 2012 for ANTT to evaluate the occurrence of any relevant breach to FTL’s concession agreement. The consequences of an unfavorable decision in this proceeding may include the loss by FTL and TLSA of the concession for Northeastern Railway System, in case ANTT finds that the alleged breaches were severe enough to warrant the reinstatement of penalties imposed prior to 2013 and imposition of additional penalties. Furthermore, in May 2017, ANTT also initiated proceedings claiming that TLSA did not comply with some of its obligations arising from its concession agreement. This proceeding is in an early phase and there has been no decision rendered on the merits. An unfavorable decision in this proceeding may result in the same adverse consequences.

The Brazilian government created a working group comprised of various ministries in order to identify and implement alternatives to continue the Northeastern Railway System projects, which may include the settlement of the TCU and ANTT proceedings. The working group conclusion will be relevant for the TCU and ANTT judgments in the proceedings discussed above.

Other Legal Proceedings

We are defendants in other administrative and judicial proceedings involving claims in the aggregate amount of R$30,639 million as of December 31, 2017 (as compared to R$25,845 million as of December 31, 2016), of which (i) R$27,457 million relate to tax contingencies as of December 31, 2017 (R$23,421 million as of December 31, 2016), (ii) R$1,210 million relate to civil contingencies as of December 31, 2017 (R$910.8 million as of December 31, 2016), (iii) R$1,570 million relate to labor contingencies and social security contingencies as of December 31, 2017 (R$1,138 million as of December 31, 2016) and (iv) R$402.4 million relate to environmental contingencies as of December 31, 2017 (R$375.3 million as of December 31, 2016). Our legal counsel has assessed these contingencies as entailing a risk of possible loss and, therefore, no provision has been recorded for these contingencies.

Tax Contingencies Related to Namisa

Our main tax contingency relates to a tax assessment notice involving R$11.074 million, as of December 31, 2017, issued against us for having allegedly failed to submit to taxation the capital gain resulting from the alleged sale of 40% of our shares in former subsidiary Namisa (merged into our subsidiary CSN Mineração as of December 31, 2015) to the Asian Consortium. In May 2017, the São Paulo regional judgment office (Delegacia Regional de Julgamento), which is a lower administrative court, issued a decision cancelling the tax assessment notice. This decision was reversed and the tax assessment maintained by the second level administrative court – the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. There remains a pending issue to be decided by the Superior Chamber of CARF regarding the qualified penalty. We have challenged the merits of the tax assessment before at the judicial level and obtained an injunction against any kind of immediate assessment. There is a fiscal execution by which a portion of our assets, including as buildings, equipment, land, vehicles and fixtures and furniture, has been given as a guarantee for our potential liability. Our assessment remains that our risk of loss is possible.

This same tax assessment notice resulted in another contingency issued against Namisa involving R$2,623 million as of December 31, 2017. This tax assessment demands the payment of income tax and social contribution not paid due to allegedly improper goodwill amortization from 2008 to 2011. On May 2013, 2017, the São Paulo regional judgment office issued a decision favorable to us and cancelled the tax assessment notice, which was confirmed by CARF. After an appeal filed by the Federal Prosecutor’s Office, the Superior Chamber of CARF reversed the decision and reinstated the tax assessment, but there remains a pending issue to be decided by the lower administrative authorities regarding the qualified penalty. We have also challenged the merits of the tax assessment before at the judicial level and obtained an injunction against any kind of immediate assessment.

As a consequence of this tax assessment notice, we received new tax assessment notices in December 2015 and December 2016 for R$1,300 million and R$1,200 million (as of December 2017), respectively, for an allegedly improper deduction of interest expenses in pre-payment contracts between us and Namisa. We filed our defense before the São Paulo regional judgment office and are waiting a final administrative decision.

Environmental Proceedings Related to Presidente Vargas Steelworks

In 2010, we signed a TAC with the state of Rio de Janeiro, with the commitment to carry out new studies and investments to upgrade the environmental control equipment of the power plant at Presidente Vargas Steelworks. This TAC initially estimated an investment in the amount of R$216 million, which was later updated to R$260 million, after obtaining more precise cost data for the project. In 2013, we signed an amendment to the TAC to, among others, include new obligations imposed by the state environmental agency (Instituto Estadual do Ambiente), or INEA, resulting in an additional investment of R$165 million, which we made. Due to the final deadline of the 2010 TAC, which would end in 2015, we, the state of Rio de Janeiro and INEA entered into a new TAC in April 2016 for new investments in the amount of R$178.5 million related to adjustments to the power plant at Presidente Vargas Steelworks, payment of environmental fines in the amount of R$16 million and R$6.1 million in compensation to be allocated to environmental programs in the region of Volta Redonda. Although we believe we are in compliance with the TAC, certain obligations are under dispute with INEA, which could result in penalties, including fines, lawsuits, plant and production interruption or the termination of the TAC. During the validity of this TAC, the power plant at Presidente Vargas Steelworks has an environmental authorization to operate (Autorização Ambiental de Funcionamento), or AAF. The power plant at Presidente Vargas Steelworks has full authorized operation guaranteed until June 20, 2018 and we are seeking a solution for the environmental issues that have been brought up with the environmental bodies of the state of Rio de Janeiro.

Environmental Proceedings Related to Volta Redonda

In July 2012, the Environmental Public Prosecutor of the state of Rio de Janeiro (Ministério Público Estadual do Rio de Janeiro) filed a judicial proceeding against us claiming that we must (i) remove all waste disposed in two areas used as an industrial landfill in the city of Volta Redonda and (ii) relocate 750 residences located in the adjacent neighborhood Volta Grande IV Residential. The court denied these requests but ordered that we present a timetable to investigate the area and, if necessary, to remediate the potential issues raised by the Environmental Public Prosecutor. We presented a timetable considering the conclusion of all studies related to our investigation, including a risk assessment and intervention plan, which were concluded in April 2014. We presented the studies resulting from our research to INEA and the Environmental Public Prosecutor claimed inconsistencies in the studies, which we rejected. As of December 31, 2017, there had been no answer from INEA. We have also received notices for lawsuits brought by certain home owners at Volta Grande IV Residential claiming indemnification for alleged moral and material damages. Additionally, we are defendants in two criminal lawsuits related to alleged water and soil pollution in Volta Redonda and are subject to ongoing police inquiries related to alleged inappropriate air emissions, irregular effluents discharge, water and soil pollution and inadequate transportation, storage and disposal of waste.

Additionally, we are defendants in two criminal lawsuits related to alleged water and soil pollution in Volta Redonda. In the first lawsuit, Vazamento ETE, we were acquitted upon appeal, but the Public Prosecutor’s Office filed a special appeal (Recurso Especial) to the Superior Court of Justice and an extraordinary appeal (Recurso Extraordinário) to the Supreme Federal Court, both of which are pending judgment. The second lawsuit is in the instruction phase at the first instance and awaiting a hearing. We are also subject to ongoing police inquiries related to alleged inappropriate air emissions, irregular effluents discharge, water and soil pollution and inadequate transportation, storage and disposal of waste.

In April 2013, INEA fined us R$35 million in relation to Volta Grande IV Residential, in response to which we filed an annulment action in January 2014 to the Tenth Public Treasury Court of the Capital District (RJ). INEA, in response, filed a fiscal execution action in May 2014 for enforcement of the fine. The fiscal execution action is suspended until judgment is rendered in the annulment action.

In August 2013, the Federal Environmental Public Prosecutor filed a judicial civil proceeding against us based on the same claims brought up by the State Environmental Public Prosecutor of Rio de Janeiro, as described above.

In 2015, the Federal Prosecutor’s Office filed a public civil action against us for the regularization of certain emissions and the stoppage of our sintering plants. According to a CONAMA resolution, we have until December 2018 to comply, which deadline we expect to meet.

Concerning other allegedly contaminated areas in Volta Redonda, the Federal Prosecutor’s Office filed three public civil actions for the environmental remediation and indemnification of certain areas. These actions are in an early stage and we are conducting environmental studies to determine possible environmental damage related to soil contamination and to ensure our compliance with all applicable laws. Once we complete these environmental studies, we will present them in the context of these actions.

Other Environmental Proceedings

In 2016, the Federal Prosecutor’s Office and the State Public Prosecutor of Rio de Janeiro filed a judicial proceeding against us regarding alleged irregular deposit of residues and claiming that we must recover degraded areas, repair damage to flora and fauna and compensate damage to human health. We have filed our defense and this proceeding remains in its initial phase.

In 2004, the Federal Prosecutor’s Office filed a public civil action against us for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by our industrial activity in the area. The court ruled against us and demanded that we compensate the environmental damage caused. We appealed this decision to the Superior Court of Justice, which upheld our appeal and returned the proceeding to its initial stage in order to carry out expert investigation, which are still ongoing.

In 1995, the Municipality of Volta Redonda filed a public civil action against us regarding the requirements of an environmental compensatory program. We entered into a TAC with the Municipality of Volta Redonda and, in May 2008, despite reporting our compliance with the TAC, the Municipality of Volta Redonda requested the payment of R$16 million in outstanding obligations. After initial discussions, the Municipality of Volta Redonda filed a petition for R$172 million, which we contested. The lower level court appointed an expert team to determine our outstanding obligations and the respective amounts involved.

We are subject to a civil investigation regarding our activities in Arcos to verify (i) the environmental requirements of our cement plant in the city of Arcos; (ii) the monitoring and mitigation of the environmental impacts of the cement plant’s activities; (iii) our compliance with the conditions of our environmental permits, including the creation of a museum within the Corumbá ecological station and the creation of a private natural reserve (Reserva Particular de Patrimonio Natural); and (iv) our actions for the preservation of cultural heritage and compensatory measures. In February 2011, we signed a TAC to fulfill the Public Prosecutor’s Office’s requirements. The Public Prosecutor’s Office has questioned our compliance with the TAC and we expect to enter into a new TAC.

In 2009 and 2010, we signed agreements with the Public Prosecutor’s Office regarding environmental liabilities caused by coal mining in the Southern Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include restoration of certain areas. Our compliance with the agreement was questioned in 2015 by the Public Prosecutor’s Office, who may seek to impose fines, freeze our bank accounts or initiate a criminal investigation. We are negotiating new agreements in order to extend the deadlines for this restoration.

As a result of an accident involving a Brazilian mining company in November 2015, the state of Minas Gerais filed judicial proceedings against several mining companies, including us, based on a State Dam Inventory disclosed in 2014. The state seeks to investigate structures that do not provide technical stability guaranteed by an external auditor or which stability has not been attested to.

In March 2016, a public civil action was filed against us by the state of Minas Gerais and the State Environmental Foundation questioning the stability of a small structure installed inside an industrial area and used for collection and filtration of iron ore. After showing the action was based on outdated information, the state of Minas Gerais dismissed it. In August 2016, we were notified of a similar public civil action regarding another structure of ours, Dique do Engenho. We presented documents to the state autorithies proving the stability and security of Dique do Engenho and expect that this action will also be dismissed.

In May 2017, CSN Mineração signed a TAC with the Secretary of State for the Environment and Sustainable Development (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável), or SEMAD, aiming to promote environmental adaptations in its mining treatment unit. As of December 31, 2017, CSN Mineração was in compliance with the terms of the TAC.

In June 2017, CSN Mineração signed an additional TAC with SEMAD to formalize its application for a corrective installation license, promote environmental adaptations in its reutilization of mineral goods disposed in dams, infrastructure works and temporary disposal of materials.

In October 2017, CSN Mineração entered into an agreement with the Public Prosecutor’s Office of the state of Minas Gerais, agreeing to adopt certain measures, including some specified in the technical report prepared by the Public Prosecutor’s Office regarding the Casa de Pedra dam complex in order to adopt measures in compliance with the emergency plan for mining dams, as well as general recommendations on the location, works, types of dams and audits of the Casa de Pedra dam complex.

Independent Investigation

Following media reports about statements made as part of a plea bargain testimony in a criminal proceeding not involving us that illicit payments of R$16.5 million were allegedly arranged by our chairman and chief executive officer and made by us in connection with the construction of the Long Steel Plant in Volta Redonda in the 2010-2014 period, in May 2017, our audit committee decided to engage external forensic specialists and legal advisors to conduct an independent investigation regarding these allegations.

The internal investigation was conducted over a seven-month period, as directed by our independent audit committee, and the specialists and advisors involved were provided access to members of our senior management, including our chairman and chief executive officer, and information and documents related to the contracts, parties and periods implicated in the allegations. In November 2017, the investigation, based on the data reviewed, concluded with no findings of misconduct by us involving the contracts and periods alleged, or any evidence of any misconduct involving the parties mentioned in the allegations. As a result, we have not recorded any contingencies in this regard.

In October 2017, we were informed that the Brazilian Federal Police, at the request of the criminal court conducting the proceedings, opened an investigation into our chairman and chief executive officer regarding the same allegations. We have not been the subject of any investigation by any governmental or enforcement agencies with respect to these allegations. Additionally, no evidence or testimony has been requested to date. Because the inquiry is at a very early stage, we cannot assure that there will not be further facts or developments related to the inquiry, or further formal or informal allegations or related investigations against us, our affiliates or any of our officers, directors or shareholders, which could materially and adversely affect our reputation or the trading price of our common shares or ADSs.

Dividend Policy

General

Subject to certain exceptions set forth in Brazilian Corporate Law, our bylaws require that we pay a yearly minimum dividend equal to 25% of our adjusted net profits, calculated in accordance with Brazilian Corporate Law. Proposals to declare and pay dividends in excess of the statutory minimum dividend requirement are generally made at the recommendation of our board of directors and approved by the vote of our shareholders. Any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by our board of directors. We have a policy of paying dividends equal to all legally available net profits, after taking into consideration the following priorities: (i) our business strategy; (ii) the performance of our obligations; (iii) the accomplishment of our required investments; and (iv) the maintenance of our good financial status.

Brazilian companies are also permitted to pay limited amounts of interest on shareholders’ equity to holders of equity securities and to treat these payments as an expense for Brazilian income tax purposes. These payments, net of withholding income tax, may be included in determining whether the statutory minimum dividend requirement has been met, subject to shareholder approval.

For dividends declared during the past five years, see “Item 3A. Selected Financial Data.”

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to recommend how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company’s income, net of income tax and social contribution for any one fiscal year, any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net profits” for that fiscal year.

In accordance with Brazilian Corporate Law, shareholders are entitled to receive as a mandatory dividend for each fiscal year, either (i) the portion of the profits as may be stated in our bylaws or, in the event the latter is silent in this regard, (ii) an amount equal to 50% of the net profits as increased or reduced by: (a) amounts allocated to the legal reserve; (b) amounts allocated to the contingency reserve and the tax incentive reserve, if any; and (c) any reversion of contingency reserves constituted in prior years. The payment of dividends may be limited to the amount of net profits realized during the fiscal year, provided that the difference is recorded as a reserve for unrealized profits. Profits recorded in the reserve for unrealized profits, when realized and not absorbed by losses in subsequent years, have to be added to the first dividend declared after their realization. Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted net profits, which amount shall include any interest paid on capital during that year. See “Mandatory Dividends” below.

Legal Reserve. Under Brazilian Corporate Law, we are required to maintain a “legal reserve” to which we must allocate 5% of our “net profits” for each fiscal year until the amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in our annual shareholders’ meeting, and may be used to increase our capital stock or to offset losses and, therefore, are not available for the payment of dividends.

Discretionary (or Statutory) Reserves. Under Brazilian Corporate Law, any corporation may provide in its bylaws for the creation of additional reserves, provided that the maximum amount that may be allocated to such reserves, the purpose of such reserves and the allocation criteria of such reserves are specified. There cannot be any allocation to such reserves if it affects payment of the mandatory dividend (as defined below). Our bylaws currently provide that our board of directors may propose to our shareholders the deduction of at least 1% from our net profits to be allocated to a working capital and investments reserve. Constitution of such reserve will not affect payment of the mandatory dividend. Our bylaws do not provide for any other discretionary reserve.

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

Unrealized Profits Reserve. Under Brazilian Corporate Law, we may allocate the amount by which the mandatory dividend exceeds our realized net profits in a given fiscal year to an unrealized profits reserve. Brazilian Corporate Law defines “realized net profits” for the period as the amount by which our “net profits” exceeds the sum of (i) positive equity net results and (ii) the net profits, gains or returns that will be realized after the end of the subsequent fiscal year. “Net profits” allocated to the unrealized profits reserve must be added to the next mandatory dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods.

Retained Earnings Reserve. Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits as provided for in a previously approved capital expenditure budget. No allocation of net profits may be made to the retained earnings reserve in case such allocation affects payment of the mandatory dividend.

The balance of our profit reserves, except those for contingencies, tax incentives and unrealized profits, shall not be greater than our capital stock. If such reserves reach this limit, the manner in which we use this surplus will be decided at a shareholders’ meeting.

For purposes of determining reserve amounts, the calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law. Our audited consolidated financial statements included elsewhere herein have been prepared in accordance with IFRS and, although our allocations to reserves and dividends are reflected in the financial statements, investors will not be able to calculate the allocations or required dividend amounts from these financial statements.

Capital Reserve. Under Brazilian Corporate Law, the capital reserve consists of premiums from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of warrants. We do not consider amounts allocated to our capital reserve for purposes of determining mandatory dividends. Our capital stock is not currently represented by founders’ shares. In our case, any amounts allocated to the capital reserve may only be used to increase our capital stock, to absorb losses that surpass accumulated profits and profit reserves, or to redeem, reimburse or purchase shares.

Mandatory Dividend

Under our bylaws, we are required to distribute to shareholders as dividends in respect of each fiscal year ending on December 31, to the extent profits are available for distribution, an amount equal to at least 25% of our adjusted profits, or the mandatory dividend, in any particular year, which amount shall include any interest paid on capital during that year. See “Additional Payments on Shareholders’ Equity” below. In addition to the mandatory dividend, our board of directors may recommend that shareholders receive an additional payment of dividends from other funds legally available. Any payment of interim dividends may be netted against the amount of the mandatory dividend for that fiscal year. Under Brazilian Corporate Law, if the board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, the mandatory dividend does not need to be paid. That type of determination must be reviewed by the fiscal committee, if one exists, and reported, together with the appropriate explanations, to our shareholders and to the CVM. Mandatory dividends not distributed as described above shall be registered as a special reserve and, if not absorbed by losses in subsequent fiscal years, shall be paid as a dividend as soon as our financial condition permits.

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

Additional Payments on Shareholders’ Equity

Brazilian companies are permitted to pay interest on shareholders’ equity to holders of equity securities and to treat those payments as a deductible expense for Brazilian income tax purposes. The amount of interest payable on shareholders’ equity is calculated based on the TJLP, as determined by the Central Bank on a quarterly basis and applied to each shareholder’s portion of net equity.

The TJLP is based on the annual profitability average of Brazilian public internal and external debt. The TJLP for 2017 was 7.00%.

Interest on shareholders’ equity is deductible up to the greater of the following amounts: (i) 50% of our net income (before taking into account the amounts attributable to shareholders as interest on shareholders’ equity and the provision of corporate income tax but after the deduction of the provision of the social contribution on net profits) related to the period in respect of which the payment is made; or (ii) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the fiscal year in respect of which the payment is made.

8B. Significant Changes

None.

Item 9. The Offer and Listing

9A. Offer and Listing Details

Our capital stock comprises common shares without par value (ações ordinárias) and each ADS represents one common share.

The following table sets forth information concerning the high and low closing sale prices and the average daily trading volume of our common shares on the B3 (per common share) and the ADSs on the NYSE for the periods indicated:

	Common Shares			American Depositary Shares
	US$per share(1)		Volume	US$per ADS		Volume
	High	Low	(In thousands)	High	Low	(In thousands)
2017
October	3.45	2.57	10,407	3.37	2.53	3,719
November	2.57	2.24	11,079	2.53	2.22	3,267
December	2.53	2.22	9,178	2.52	2.17	1,948
Fourth quarter:	3.45	2.22	10,256	3.37	2.17	3,005
Year End	4.13	1.80	7,571	4.11	1.77	2,585
2018
January	3.46	2.66	12,363	3.40	2.66	4,553
February	3.50	2.99	9,341	3.41	2.96	3,314
March	2.98	2.49	9,759	2.93	2.46	3,154
First quarter:	3.50	2.49	10,545	3.41	2.46	3,686

(1) U.S. dollar amounts have been translated from reais at the exchange rates in effect on the respective dates of the quotations for the common shares set forth above. These U.S. dollar amounts may reflect exchange rate fluctuations and may not correspond to changes in nominal reais prices over time.

As of December 31, 2017, the closing sale price (i) per common share on the B3 was R$8.38 and (ii) per ADS on the NYSE was US$2.52. The ADSs are issued under a deposit agreement and JP Morgan Bank, N.A. serves as depositary under that agreement.

As of December 31, 2017, approximately US$303.6 million, or approximately 21.88%, of our outstanding common shares were held through ADSs. Substantially all of these ADSs were held of record by The Depository Trust Company.

9B. Plan of Distribution

Not applicable.

9C. Regulation of Securities Markets

The principal trading market for our common shares is the B3, on which they trade under the symbol “CSNA3.” Our ADSs, each of which represents one common share, trade on the NYSE under the symbol “SID.”

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

In May 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, adopting the corporate name BM&FBOVESPA – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. In March 2017, BM&FBOVESPA and Cetip S.A. – Mercados Organizados merged, creating B3 S.A. – Brasil, Bolsa, Balcão, or the B3. The B3 is one of the largest exchanges worldwide in terms of market value, the second largest in the Americas and the leading exchange in Latin America.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2017, the aggregate market capitalization of the B3 was equivalent to R$3.1 trillion and the 10 largest companies listed on the B3 represented approximately 53.1% of the total market capitalization of all listed companies. In contrast, as of December 31, 2017, the aggregate market capitalization of the NYSE was US$28.0 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Common Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.”

As of December 31, 2017, we accounted for approximately 0.4% of the market capitalization of all listed companies on the B3.

Regulation of the Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, or Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, through Brazilian corporation law and regulations issued by the CVM, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporate Law, a company is either publicly held, (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

The trading of securities on the B3 may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

According to Law No. 6,385, dated December 7, 1976, a publicly held company must submit to the CVM and the B3 certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This law also requires companies to file with the CVM shareholder agreements, notices of shareholders’ meetings and copies of the related minutes.

Pursuant to CVM Resolution No. 358, as amended, the CVM revised and consolidated its requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•         Establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, shareholder and management resolutions or any other facts related to a company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•         Specify examples of facts that are considered material, which include, among others, the execution of agreements providing for a transfer of control, the entry or withdrawal of shareholders that provide any managing, financial, technological or administrative function to the company and any corporate restructuring undertaken among related companies;

•         Oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•         Require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;

•         Require the acquirer of a controlling stake in a corporation to disclose material facts, including its intentions as to whether or not to de-list the corporation’s shares within one year from the acquisition of its controlling stake;

•         Establish rules regarding disclosure requirements in the acquisition and disposal of a material ownership interest; and

•         Forbid trading on the basis of material non-public information.

Pursuant to CVM Rule No. 480, dated December 7, 2009, as amended, or CVM Rule No. 480, the CVM expanded the quantity and improved the quality of information required to be reported by issuers in Brazil. This rule provides the market with greater transparency and requires issuers to file annually a comprehensive reference form (Formulário de Referência). The reference form is in line with the shelf registration system recommended by the International Organization of Securities of Commissions (IOSCO) through which information is consolidated and subject to periodic update.

The CVM also enacted Rule No. 481, dated December 17, 2009, as amended, to regulate two key issues involving general meetings of shareholders in publicly held companies: (i) the extent of information and documents to be provided in support of call notices (subject to prior disclosure to shareholders); and (ii) proxy solicitation for the exercise of voting rights. The rule aims to (i) improve the quality of information disclosed by publicly held companies to shareholders and to the market in general, favoring the use of the Internet; (ii) make the exercise of voting rights less costly and foster the participation of shareholders in general meetings, especially for companies with widely dispersed capital; and (iii) facilitate shareholder oversight of companies.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10A. Share Capital

Not applicable.

10B. Memorandum and Articles of Association

Registration and Corporate Purpose

We are registered with the Brazilian Department of Trade Registration under number 15,910. Our corporate purpose, as set forth in Article 2 of our bylaws, is to manufacture, transform, market, import and export steel products and steel derived by-products, as well as to explore other activities directly or indirectly related to this purpose, including: mining, cement and carbochemical business activities, the manufacture and assembly of metallic structures, construction, transportation, navigation and port activities; the generation, management and commercialization of energy; and the participation in the capital of other national or international companies.

Directors’ Powers

Pursuant to our bylaws, a director may not vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests. In addition, our shareholders must approve the compensation of our management and, in case an aggregate amount is fixed, our board of directors is responsible for the allocation. There is no mandatory retirement age for our directors. A detailed description of the general duties and powers of our board of directors may be found in “Item 6A. Directors and Senior Management.”

Description of Capital Stock

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our bylaws and Brazilian Corporate Law applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law. For further information, see our bylaws incorporated herein by reference.

Capital Stock

As of December 31, 2017, our capital stock comprised 1,387,524,047 common shares. Our bylaws authorize our board of directors to increase our capital stock to up to 2,400,000,000 common shares without an amendment to our bylaws. There are currently no classes or series of preferred shares issued or outstanding. We may purchase our own shares for purposes of cancellation or to hold them in treasury subject to certain limits and conditions established by the CVM and Brazilian Corporate Law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Liability for Further Capital Calls

Pursuant to Brazilian Corporate Law, a shareholder’s liability is generally limited to the issue price of the subscribed or purchased shares. There is no obligation of a shareholder to participate in additional capital calls.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. According to CVM regulations, shareholders that represent at least 5% of our common shares may request cumulative voting in an election of our board of directors. Pursuant to Brazilian Corporate Law, shareholders holding at least 15% of our common shares have the right to appoint a member of our board of directors.

Shareholders’ Meetings

Pursuant to Brazilian Corporate Law, the shareholders present at an annual or extraordinary shareholders’ meeting, convened and held in accordance with Brazilian Corporate Law and our bylaws, are empowered to decide all matters relating to our corporate purpose and to pass any resolutions they deem necessary for our protection and well-being.

In order to participate in a shareholders’ meeting, a shareholder must be a record owner of the share on the day the meeting is held, and may be represented by a proxy.

Shareholders’ meetings are called, convened and presided over by the chairman of our board of directors or, in his absence, by whom he appoints. Brazilian Corporate Law requires that our shareholders’ meeting be convened by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the state of São Paulo, and in a newspaper of general circulation in Brazil and in the city in which our principal place of business is located, currently the Jornal Folha de São Paulo – Edição Regional, at least 15 days prior to the scheduled meeting date and no fewer than three times (in accordande with CVM Instructions No. 599/2015, our shareholder's meeting must be convened 30 days prior to the scheduled meeting). Both notices must contain the agenda for the meeting and, in the case of an amendment to our bylaws, an indication of the subject matter.

In order for a shareholders’ meeting to be held, shareholders representing a quorum of at least one-fourth of the voting capital must be present, except for meetings convened to amend our bylaws, where shareholders representing at least two-thirds of the voting capital must be present. A shareholder may be represented at a shareholders’ meeting by means of a proxy, appointed not more than one year before the meeting, who must be either a shareholder, a company officer or a lawyer. For public companies, such as us, the proxy may also be a financial institution. If no quorum is present, notice must be given in the manner described above, no fewer than eight days prior to the scheduled meeting date. On second notice, the meeting may be convened without a specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below. A holder of shares with no voting rights may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions passed at a shareholders’ meeting require a simple majority vote, abstentions not considered. Pursuant to Brazilian Corporate Law, the approval of shareholders representing at least one-half of our issued and outstanding voting shares is required for the following actions: (i) to create a new class of preferred shares or disproportionately increase an existing class of preferred shares relative to the other classes of preferred shares, to change a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or to create any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares (in these cases, a majority of the issued and outstanding shares of the affected class is also required); (ii) to reduce the Mandatory Dividend; (iii) to change our corporate purpose; (iv) to merge into or consolidate with another company or to spin-off our assets; (v) to dissolve or liquidate our company; (vi) to cancel any liquidation procedure; (vii) to authorize the issuance of founders’ shares; and (viii) to participate in a centralized group of companies as defined under Brazilian Corporate Law.

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

Form and Transfer

As our common shares are in registered form, the transfer of shares is governed by the rules of Article 31, paragraph 3, of Brazilian Corporate Law, which provides that a transfer of shares is effected by a transfer recorded in a company’s share transfer records upon presentation of valid share transfer instructions to the company by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected in our records by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a non-Brazilian shareholder are made in the same way and are executed by such shareholders’ local agent.

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

Limitations on Ownership and Voting Rights by Non-Brazilians Shareholders

There are no restrictions on ownership or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a certificate of registration under the Brazilian National Monetary Council’s Resolution No. 4,373 or its direct foreign investment regulations. See “Item 10D. Exchange Controls.”

Share Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of (i) any direct or indirect acquisition or disposition of shares that exceeds, up or down, the levels of 5%, 10%, 15% and so on of any class of capital stock of a listed company; (ii) acquisition of control of a listed company and (iii) the ownership of shares of capital stock of a listed company by members of such company’s board of executive officers, board of directors, audit committee, fiscal committee (if any) and any other consulting or technical body (if any) and certain relatives of those persons.

10C. Material Contracts

 None.

10D. Exchange Controls

There are no restrictions on ownership or voting of our common shares by individuals or legal entities headquartered or domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a certificate of registration under the CMN.

According to Resolution No. 4,373, dated September 29, 2014, of the CMN, or Resolution 4,373, foreign investors may participate in almost all financial assets and engage in almost all transactions available in the Brazilian market, provided that certain requirements are fulfilled. Resolution 4,373 defines foreign investors as individuals and legal entities, mutual funds and others collective investment entities headquartered or domiciled outside Brazil. In accordance with Resolution 4,373 the foreign investor must:

•         indicate at least one representative in Brazil, with powers to practice all the actions relating to its investments;

•         complete the foreign investor registration form;

•         register as a foreign investor before the CVM, and register its foreign investment before the Central Bank; and

•         appoint a custodian, duly licensed by the Central Bank, if the Brazilian representative is not a financial institution.

Resolution 4,373, specifies the manner of custody and the permitted means for trading securities held by foreign investors. The offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to Resolution 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution 4,373 also provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that (i) proceeds from the sale of ADSs by holders of ADRs outside Brazil are not subject to Brazilian foreign investment controls and (ii) holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, will be entitled to favorable tax treatment.

A certificate of registration has been issued in the name of JP Morgan Chase Bank, N.A., as our ADR depositary, and is maintained by the Itaú Corretora de Valores S.A., our ADR custodian, on behalf of our ADR depositary. Pursuant to the certificate, our ADR custodian and our ADR depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders its ADSs for common shares, that holder will be entitled to continue to rely on our ADR depositary’s certificate of registration for only five business days after the surrender, following which the holder must obtain its own certificate of registration. Thereafter, unless the common shares are held before the CMN, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, those common shares, and the holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

10E. Taxation

The following is a summary of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by an investor that holds such common shares or ADSs. This summary does not purport to address all material tax consequences of the acquisition, ownership and disposition of our common shares or ADSs, does not take into account the specific circumstances of any particular investor and does not address certain investors that may be subject to special tax rules.

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

Although there is, at present, no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. Both countries have been accepting the offset of income taxes paid in one country against the income tax due in the other based on reciprocity. No assurance can be given, however, as to whether or when an income tax treaty will enter into force or how it will affect the U.S. Holders, as defined below, of our common shares or ADSs. Additionally, no assurance can be given that the countries will continue to accept this offset.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below, possibly with retroactive effect. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. Each Non-Resident Holder of common shares or ADSs should consult their own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

A Non-Resident Holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the Non-Resident Holder may invest in common shares under Resolution 4,373, of September 2014, of the National Monetary Council (a “4,373 Holder”).

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

It is important to note that as from January 1, 2008, Brazil has adopted new GAAP, following IFRS standards. As from such date, Brazilian income taxes were calculated under a temporary regime called Transitional Tax Regime (RTT, in the Portuguese acronym). The goal of such regime was to neutralize the impacts on the calculation of the corporate income tax in Brazil that could derive from the adoption of the new GAAP. Law 12.973 was then enacted in 2013, with the goal to adapt Brazilian tax legislation, based on the new GAAP, eliminating the RTT. With the introduction of the new rules, the law determined that, for fiscal year 2014, any dividends paid out of accounting profits which, for any reason, would be higher than the “tax profits” calculated according to the RTT, would be subject to withholding income tax in Brazil. Nonetheless, CSN does not have relevant accounting adjustments which could result in a lower “tax profit” as compared to the group’s accounting profit, reason why no withholding income tax shall be levied on any future distribution of dividends paid out of profits generated in 2014. As from fiscal year 2015, since there is no “tax profit” under the RTT, no potential exposure should exist, and the exemption for dividends is normally applicable again.

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

The capital gains rates described above, varying from 15% to 22.5%, shall be determined according to the following table:

Capital Gains Tax Rate	Threshold (total gains on the sale of the same rights within a fiscal year)
15%	Total gains below R$5 million
17.5%	Total gains above R$5 million, but below R$10 million
20%	Total gains above R$10 million, but below R$30 million
22.5%	Total gains above R$30 million

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

U.S. Federal Income Tax Considerations

The summary discussion below is applicable to you only if you are a “U.S. Holder” or a “Non-U.S. Holder” (both as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We are subject to the information requirements of the Exchange Act and, accordingly, file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060. We also file financial statements and other periodic reports with the CVM.

10I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodities prices could adversely affect the value of our financial assets, liabilities, expected future cash flows or earnings. We maintain policies aimed at managing our exposure to these market risks. We may use financial instruments, such as derivatives, in order to achieve the main goals established by our board of directors to minimize our cost of capital and maximize our returns on financial assets, while observing credit and risk parameters, as determined by our board of directors. Derivatives are contracts whose value derives from one or more underlying financial instruments, indexes or prices defined in the contract. We only use well-understood and conventional derivative instruments for these purposes. These include futures and options traded on regulated exchanges and “over-the-counter” swaps, options and forward contracts.

Market Risk Exposures and Market Risk Management

Our treasury department is responsible for managing our market risk exposures. We use internal controls in order to:

 understand market risks;

reduce our probability of financial losses; and

reduce the volatility of our financial results.

The principal tools used by our treasury department are:

Sensitivity Analysis. This measures the impact that movements in the price of different market variables such as interest rates and exchange rates will have in our earnings and cash flows; and

 Stress Testing. This measures the worst possible loss from a set of consistent scenarios to which probabilities are not assigned. The scenarios are deliberately chosen to include extreme changes in interest and currency exchange rates.

Following is a discussion of the primary market risk exposures that we face together with an analysis of our exposure to each one.

Interest Rate Risk

We are exposed to interest rate risk on short- and long-term instruments as a result of refinancing of fixed-rate instruments included in our consolidated debt. Consequently, in addition to managing the currency and maturity of our debt, we manage interest costs through a balance between floating rate debt, which has inherently higher risk, and fixed-rate debt. We can use derivatives to achieve the desired ratio between floating-rate debt and fixed-rate debt, which ratio varies according to market conditions.

We are exposed to the following floating interest rates:

U.S. dollar LIBOR, due to our floating rate U.S. dollar-denominated debt (usually trade finance related) and our cash position held offshore in U.S. dollars, which is invested in short-term instrument;

TJLP (Long Term Interest Rate), due to real-denominated debt indexed to this interest rate; and

CDI (benchmark Brazilian real overnight rate), due to our cash held in Brazil (onshore cash) and to our CDI indexed debt.

		Maturities
Exposure as of December 31, 2017* (amortization)	Notional amount	2018	2019	2020	2021	2022	Thereafter

U.S. dollar LIBOR	4,845	747	1,655	1,674	541	228	-

U.S. dollar fixed rate	8,920	-	2,238	3,374	-	-	3,308

CDI	13,551	4,708	3,178	2,361	1,627	1,557	120

Euro fixed rate	285	95	95	95	-	-	-

TJLP	1,025	67	72	66	58	57	705

Other	541	531	3	3	3	1	-

		Maturities
Exposure as of December 31, 2016* (amortization)	Notional amount	2017	2018	2019	2020	2021	Thereafter

U.S. dollar LIBOR	5,277	505	735	1,630	1,649	533	225

U.S. dollar fixed rate	8,788	-	-	2,205	3,324	-	3,259

CDI	14,431	880	4,708	3,178	2,361	1,627	1,677

Euro fixed rate	332	83	83	83	83	-	-

TJLP	1,070	62	59	71	65	58	755

Other	31	16	8	2	2	2	1

*All figures in millions of reais.

Our cash and cash equivalents were as follows:

	December 31, 2017	December 31, 2016	Exposure
Cash in reais:	842	1,899	CDI
Cash in U.S. dollars:	781	925	LIBOR

The following table sets forth the average interest rate and the average term of our debt:

	As of December 31, 2017		As of December 31, 2016
	Average rate %	Average life	Average rate %	Average life
U.S. dollar LIBOR	5.04	2.09	4.74	2.84
U.S. dollar fixed rate	6,65	12.12 (with perpetual bond)	6.76	13.58 (with perpetual bond)
Euro fixed rate	3.88	1.09	3.88	1.59
Real Fixed	4.5	2.55	8.00	1.06
CDI	112.69% of CDI	2.17	112.63% of CDI	3.07
TJLP Spread	1.30	7.63	1.30	8.98

We may conduct U.S. dollar futures operations on the B3 to ensure the forward purchase or sale of U.S. dollars, which are settled by the difference in contracted R$/US$ buy or sell parity against the R$/US$ sell or buy parity, defined by the future U.S. dollar contracts traded on the B3 with daily adjustments and exchange swap agreements. The main purpose of these operations is to hedge liabilities indexed to the U.S. dollar from Brazilian real fluctuations, which are affected by market, economic, political, regulatory and geopolitical conditions, among others. The gains and losses from these contracts are directly related to U.S. dollar exchange and CDI fluctuations. The following tables set forth the duration of our U.S. dollar and fixed-rate derivatives:

December 31, 2017
(In millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	-	-	-

Hedge accounting of export	U.S. Dollar	1,318	-

Hedge accounting net investment	Euro	72	-

CDI-to-fixed rate interest rate swap	Real		-

Fixed rate-to-CDI interest rate swap	Real		-
December 31, 2016
(In millions, unless otherwise indicated)	Functional Currency	Notional Amount	Average Interest	Average Maturity (days)
DI future	Real	1,641	-	2

Hedge accounting of export	U.S. Dollar	1,458	-

Hedge accounting net investment	Euro	96	-

CDI-to-fixed rate interest rate swap	Real	-	-	-

Fixed rate-to-CDI interest rate swap	Real	-	-	-

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates can have significant effects on our operating results. They affect the value of our real-denominated assets, the carrying and repayment costs of our real-denominated financial liabilities, our real-denominated production costs, the cost of real-denominated capital items and the prices we receive in the Brazilian market for our finished steel products. We attempt to manage our net foreign exchange rate exposures, trying to balance our non-real denominated assets with our non-real denominated liabilities and using derivative instruments to match them. However, at any given time we may have significant foreign currency exchange rate risk exposure.

Our exposure to the U.S. dollar is due to the following contract categories:

•         U.S. dollar-denominated debt;

•         offshore cash;

•         currency derivatives;

•         U.S. dollar indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments, which comprise assets purchased offshore and denominated in U.S. dollars on our balance sheet.

	December 31, 2017	December 31, 2016
U.S. dollar liabilities
Loans and financing	4,333	4,373
Trade accounts payable	97	97
Intercompany loans	0	0
Others	4	18
Total liabilities	4,434	4,488

U.S. dollar assets
Offshore cash and cash equivalents	777	914
Guarantee margin	-	-
Trade accounts receivable	311	373
Advances to suppliers	-	-
Intercompany loans	0	0
Other	3	4
Total assets	1,091	1,290

Total U.S. dollar exposure	(3,343)	(3,198)

Cash flow – hedge accounting	1,318	1,458
Total U.S. dollar net exposure	(2,025)	(1,740)
Perpetual bonds	1,000	1,000
Total U.S. dollar net exposure, excluding perpetual bonds	(1,025)	(740)

Our exposure to the euro is due to the following contract categories:

•         euro-denominated debt;

•         offshore cash;

•         euro indexed accounts payable and receivable (usually related to international trade, i.e., imports and exports); and

•         offshore investments: assets that we bought offshore and that are denominated in euros on our balance sheet.

	December 31, 2017	December 31, 2016
Euro liabilities
Loans and financing	73	98
Trade accounts payable	2	2
Others	3	9
Total liabilities	78	109

Euro assets
Offshore cash and cash equivalents	3	6
Trade accounts receivable	3	3
Intercompany loans	-	-
Advances to suppliers	-	-
Other	4	13
Total assets	9	23

Total euro exposure	(69)	(86)

Derivative notional	0	0
Investment – hedge accounting	72	96
Perpetual bonds	-	-
Total euro net exposure, excluding perpetual bonds	3	10

Offshore Investments

We have capitalized our offshore subsidiaries domiciled in U.S. dollar-based countries with equity investments, and those investments are accounted as U.S. dollar investments. The result is that they work as assets indexed to the U.S. dollar from an earnings perspective.

Commodity Price Risk

Fluctuations in the price of steel, iron ore and some of the commodities used in producing steel, such as zinc, aluminum, tin, coal, coke and energy, can have an impact on our earnings. We do not currently hedge our exposure to commodity price fluctuations.

Sensitivity Analysis

In the Brazilian macroeconomic environment, exchange rate variation is the most significant market risk we face.

The U.S. dollar/real exchange had an annual volatility of approximately 23% from 2013 to 2017. For more information, see “Exchange Rates.”

Sensitivity Analysis of Derivative Financial Instruments and Foreign Exchange Exposure

Scenarios 1 and 2 represent 25% and 50% appreciation of the foreign currency, using the respective closing selling rate as of December 31, 2017, as reported by the Central Bank, as a benchmark.

The currencies used in the sensitivity analysis and the respective scenarios are as follows:

				December 31, 2017
Currency	Exchange rate	Problable scenario	Scenario 1	Scenario 2
U.S. dollar to real	3.3080	3.2381	4.1350	4.9620
Euro to real	3.9693	4.0295	4.9616	5.9540

				December 31, 2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.89%	8.61%	10.34%
TJLP	7.0%	8.75%	10.50%
LIBOR	1.84%	2.30%	2.76%

Set forth below are the effects on our income statement of scenarios 1 and 2:

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,317,667	U.S. dollar	(92,105)	1,089,711	2,179,422

Exchange position functional currency (not including exchange derivatives above)	(3,343,057)	U.S. dollar	233,680	(2,764,708)	(5,529,416)

Consolidated exchange position (including exchange derivatives above)	(2,025,390)	U.S. dollar	141,575	(1,674,997)	(3,349,994)

Hedge accounting net investment	72,000	Euro	4,334	71,447	142,864

Exchange position functional currency (not including exchange derivatives above)	(69,203)	Euro	(4,166)	(68,672)	(137,344)

Consolidated exchange position (including exchange derivatives above)	2,797	Euro	168	2,775	5,550

(*) We calculated the probable scenario considering the following variations: 2.11% appreciation of the real against the U.S. dollar and 1.52% depreciation of the real against the euro.

Source: Central Bank as of February 16, 2018.

Sensitivity Analysis of Changes in Interest Rates

Scenarios 1 and 2 represent 25% and 50%, respectively, interest volatility growth as of December 31, 2017.

(in thousands of reais)					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,003,712)	(3,202)	(17,565)	(35,130)
Libor	1.84		(4,844,105)	(44,657)	(22,247)	(44,494)
CDI	6.89	644,525	(13,550,383)	(206,061)	(222,303)	(444,606)

(*) This sensitivity analysis assumes a probable scenario of interest rates as of December 31, 2017, as recorded in our assets and liabilities

Market Price Risk of Our Common Shares

We are exposed to the risk of changes in the market price of our common shares due to investments made and investments classified as available-for-sale.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions or stock splits	US$5.00 for each 100 ADSs (or portion thereof)
Deposit of securities, including in respect of share, rights and other distributions	US$5.00 for each 100 ADSs (or portion thereof)
Withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof)

Direct and Indirect Payments by the Depositary

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2017, such reimbursements totaled US$1 million.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

PART II

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2017 CSN’s disclosure controls and procedures are effective. The material weakness previously reported on management's annual assessment of internal control over financial reporting as of December 31, 2016 was remediated during the year.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer and our audit committee and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, we concluded that our internal control over financial reporting is effective as of December 31, 2017.

Changes in Internal Control over Financial Reporting

Other than the changes resulting from the material weakness discussed below, there have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In order to prevent the occurrence of deficiencies related to our monitoring process and management review controls that were not adequately designed and/or implemented on complex, non-routine or infrequent transactions identified in 2016, our management took the necessary measures to remediate the material weakness. In this context, the key accounting and financial planning personnel held technical discussions and debates on sensitive aspects of valuation techniques and assumptions necessary in the preparation of fair value measurements and cash flows projections as well reviewed and discussed policies and accounting aspects as well as adherence to the accounting pronouncements to ensure our accounting decisions were fully compliant with the authoritative guidance of accounting. We also strengthened the documentation on internal communication to ensure the adequate formalization of our monitoring process and management review controls.

This material weakness identified for the year ended December 31, 2016 concerning our monitoring process and management review controls, mentioned above, was remediated during 2017 and no longer is a material weakness.

Attestation Report of the Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes, our independent registered public accounting firm, concluded that, as of December 31, 2017, our internal control over financial reporting is effective. The material weakness previously reported in management’s annual assessment of internal control over financial reporting as of December 31, 2016 has been remediated and is no longer a material weakness. For Grant Thornton Auditores Independentes’ report dated April 30, 2018, see our audited consolidated financial statements included elsewhere herein.

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

Our audit committee is may be assisted by a consultant, who renders financial and consulting services, among others, to the members of our audit committee.

16B. Code of Ethics

We adopted a Code of Ethics in 1998, reinforcing our ethical standards and the values that apply to all of our employees, including executive officers and directors.

Our Code of Ethics was updated in 2015 and in February 2016 copies were distributed to each employee of the organization, to the members of our board of directors and our audit committee, each of who signed a commitment letter, reinforcing their dedication to our established values.

In our governance structure, the compliance area is responsible for our integrity program, which aims to ensure compliance with ethical standards of conduct and transparency. This program includes continuous training for our employees and employees of our third parties, and also monitoring of compliance with laws, regulations, policies and internal standards.

There was no amendment to or waiver from any provision of our Code of Ethics in 2017. Our Code of Ethics is in compliance with the SEC requirements for codes of ethics for senior financial officers. A copy of our Code of Ethics is available on our website at www.csn.com.brwww.csn.com.br.

16C. Principal Accountant Fees and Services

Our interaction with our independent auditors with respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditors and are otherwise permissible under applicable rules and regulations. For the fiscal year ended December 31, 2017, Grant Thornton Auditores Independentes acted as our independent auditor, while for the fiscal years ended December 31, 2016 and 2015, our independent auditor was Deloitte Touche Tohmatsu Auditores Independentes.

The following table sets forth the services rendered and the related fees:

	Year Ended December 31,
	2017	2016
	(in thousands of reais)
Audit fees	5,889	8,719
Audit – related fees	354	-
Tax fees	-	-
Total	6,243	8,719

Audit Fees

Audit fees in 2017 and 2016 consisted of the aggregate fees billed and billable by our independent auditors in connection with the audit of our consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

In 2017, audit-related fees in the above table are fees billed and billable by our independent auditors for services that are reasonably related to the performance of the audit or review of our financial statements. In 2016, there were no audit-related fees provided by our independent auditors.

Services additional to the examination of the financial statements are submitted for prior approval to our audit committee in order to ensure that they do not represent a conflict of interest or affect the auditors’ independence.

Tax Fees

In 2017 and 2016, there were no fees for tax services provided by our independent auditors.

16D. Exemptions from the Listing Standards for Audit Committees

We are in full compliance with the listing standards for audit committees pursuant to Exchange Act Rule 10A-3. For a discussion on our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2015, in accordance with the limits and provisions of CVM Instruction No. 10/80, our board of directors approved various share buyback programs with the purpose of holding shares in treasury for subsequent disposal or cancellation. In 2017, we maintained 30,391,000 shares in treasury.

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

In April 2018, we sold 22,981,500 shares that we held in treasury at an average price of R$7.86 per share, equivalent to R$181 million. We sold these shares at an average price of R$9.29 per share, totaling cash inflows in the amount of R$213 million. We recognized the surplus of R$32 million between the sale price of the shares and their purchase price in our capital reserve.

16F. Change in Registrant’s Certifying Accountant

On December 7, 2017, our Board of Directors approved the appointment of Grant Thornton Auditores Independentes, or GT, which was effective upon completion of the audit for the year ended December 31, 2016, to act as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2017. During the two most recent fiscal years and any subsequent interim periods we did not consult our newly engaged public accounting firm, including regarding those as prescribed in Item 16F (a)(2)(i) and Item 16F (a)(2)(ii) of Form 20-F.

Deloitte’s audit report dated December 22, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016, expressed an adverse opinion related to the following material weakness: we did not maintain effective internal controls over our monitoring process and management review controls on complex, non-routine or infrequent transactions.

16G. Corporate Governance

Significant Differences between our Corporate Governance Practice and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board of directors consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of our board of directors can be elected from management. Mr. Benjamin Steinbruch, our chief executive officer, is also the chairman of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors do not typically meet in executive sessions without management present.

Nominating and Corporate Governance Committee

NYSE rules require that listed companies have a nominating and corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among others, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under Brazilian Corporate Law to have, and currently we do not have, a nominating and a corporate governance committee.

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among others, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans. We are not required under applicable Brazilian law to have, and currently do not have, a compensation committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual shareholders’ meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law. We have established an audit committee, which is equivalent to a U.S. audit committee, and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. They also report on our auditing policies and our annual audit plan prepared by our internal auditing team. Our audit committee evaluates the effectiveness of our internal financial and legal compliance controls and is comprised of up to three independent directors elected by our board of directors for two-year terms. The current members of our audit committee are Fernando Perrone, Yoshiaki Nakano and Antonio Bernardo Vieira Maia. All members of our audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. All members of our audit committee have been determined by our board of directors to qualify as an “audit committee financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. For further information on our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Fiscal Committee and Audit Committee.”

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have adopted the following corporate governance guidelines, either based on Brazilian law, our Code of Ethics or our institutional handbook:

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

Item 17. Financial Statements

See “Item 18. Financial Statements.”

PART III

Item 18. Financial Statements
The following consolidated financial statements of the Registrant, together with the report of Grant Thornton Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Report of Independent Registered Public Accounting Firm	FS-R2
Report of Independent Registered Public Accounting Firm	FS-R3
Consolidated financial statements:
Balance sheets as of December 31, 2017 and 2016	FS- 1
Statements of income for the years ended December 31, 2017, 2016 and 2015	FS- 3
Statements of comprehensive income the years ended December 31, 2017, 2016 and 2015	FS- 4
Statements of cash flow for the years ended December 31, 2017, 2016 and 2015	FS- 5
Statements of changes in shareholders’ equity for the years ended December 31, 2017, 2016 and 2015	FS- 6
Notes to consolidated financial statement	FS- 7

The following consolidated financial statements of MRS Logística S.A. together with the report of PricewaterhouseCoopers Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of December 31, 2017 and 2016	FS- 1
Statements of income for the years ended December 31, 2017, 2016 and 2015	FS- 3
Statements of comprehensive income the years ended December 31, 2017, 2016 and 2015	FS- 4
Statements of changes in shareholders’ equity for the years ended December 31, 2017, 2016 and 2015	FS- 5
Statements of cash flow for the years ended December 31, 2017, 2016 and 2015	FS- 7
Notes to consolidated financial statement	FS- 9

The following consolidated financial statements of Nacional Minérios S.A. together with the report of Deloitte Touche Tohmatsu Auditores Independentes thereon, are filed as part of this annual report.

Page
Report of Independent Registered Public Accounting Firm	FS-R1
Consolidated financial statements:
Balance sheets as of November 30, 2015 and December 31, 2014	FS- 1
Statements of income for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 2
Statements of comprehensive income for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 3
Statements of changes in shareholders’ equity for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 4
Statements of cash flow for the eleven month-period ended November 30, 2015 and for the year ended December 31, 2014	FS- 5
Notes to consolidated financial statement	FS- 6

Item 19. Exhibits

Exhibit		Description
Number
1.1		Bylaws of the registrant (English translation), incorporated herein by reference from our Form 6-K filed with the SEC on November 27, 2017.
2.1

Form of Amended and Restated Deposit Agreement dated November 1, 1997, as amended and restated as of November 13, 1997, among Companhia Siderúrgica Nacional, JP Morgan Chase Bank, N.A. (as successor to Morgan Guaranty Trust Company of New York), as successor depositary, and all holders from time to time of American Depositary Receipts issued thereunder, incorporated herein by reference from our Registration Statement on Form F-6 filed with the SEC.

2.2		Form of Amendment No. 1 to the Deposit Agreement, incorporated herein by reference from our Registration Statement on Form F-6EF filed with the SEC on April 30, 2004.
2.3

Form of Amendment No. 2 to the Deposit Agreement, including the form of American Depositary Receipt, incorporated herein by reference from our Registration Statement on Form F-6POS filed with the SEC on January 5, 2011.

4.1

Investment Agreement, dated November 21, 2014, among Companhia Siderúrgica Nacional, Brazil Japan Iron Ore Corporation, POSCO, China Steel Corporation, CSN Mineração S.A. and Nacional Minérios S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

8.1	+	List of Subsidiaries.
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.
15.2		Consent of Snowden do Brasil Consultoria Ltda, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

* Certain portions of the exhibit have been omitted from the public filing and were filed separately with the SEC with a request for confidential treatment. + Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2018	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer

Report of independent registered public accounting firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2017, and our report dated April 30, 2018 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

April 30, 2018

Grant Thornton Auditores Independentes

São Paulo, SP, Brazil

FS-R1

Report of Independent registered public accounting firm

Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries (the “Company”) as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 30, 2018 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter – Ability of the jointly-controlled subsidiary to obtain the necessary funds

As discussed in Note No 8.d and 27.c to the consolidated financial statements, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms on the concession agreement are still under discussion with the relevant government agencies. The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties. Those events or conditions, along with other matters described on such note, indicate that a material uncertainty exists. TLSA’s Management's plans in regard to these matters are also described in Note No 8.d and 27.c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2017.

April 30, 2018

Grant Thornton Auditores Independentes

São Paulo, SP, Brazil.

FS-R2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

Sao Paulo, Brazil

We have audited the accompanying consolidated balance sheet of Companhia Siderúrgica Nacional and subsidiaries (the "Company") as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

As discussed in note 2.a.b) to the consolidated financial statements of the year ended December 31, 2016, dated December 22, 2017, the accompanying consolidated financial statements for the year ended December 31, 2015 have been restated to:  (a) change in the previous business combination accounting, because management has revised the fair value measurement in connection with an acquisition occurred during 2015, conducted by the subsidiary Congonhas Minérios S.A.; and (b) record an allowance over deferred income tax assets, as a consequence of a revised analysis performed by management on the recoverability of such deferred income tax assets. Our opinion is not modified with respect to this matter.

As discussed in note 10.d) to the consolidated financial statements of the year ended December 31, 2016, dated December 22, 2017, the new railroad network of the joint-controlled entity Transnordestina Logística S.A. (“TLSA”) is currently under construction, and certain terms on the concession agreement are still under discussion with the relevant governmental agencies.  The completion of the project and consequent commencement of operations depend on the continuing contribution of funds by its shareholders and third parties.  Those events or conditions, along with other matters described on such note, indicate that a material uncertainty exists, which raises substantial doubt on TLSA's ability to continue as a going concern. TLSA’s Management's plans in regard to these matters are also described in Note 10.d. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

December 22, 2017

FS-R3

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheets as of December 31
Thousands of Brazilian Reais

Assets	Note	2017	2016
CURRENT ASSETS
Cash and cash equivalents	3	3,411,572	4,871,162
Financial Investments	4	735,712	760,391
Trade receivables	5	2,276,215	1,997,216
Inventories	6	4,464,419	3,964,136
Other current assets	7	993,578	852,013
Total current assets		11,881,496	12,444,918

NON-CURRENT ASSETS
Deferred income taxes	14.b	63,119	70,151
Other non-current assets	7	2,528,475	1,675,820
		2,591,594	1,745,971

Investments in associates and joint controlled entities	8.b	5,499,995	4,568,451
Property, plant and equipment	9	17,964,839	18,135,879
Intangible assets	10	7,272,046	7,258,404
Total non-current assets		33,328,474	31,708,705

TOTAL ASSETS		45,209,970	44,153,623

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Balance Sheet as of December 31
Thousands of Brazilian Reais

Liabilities and shareholders’ equity	Note	2017	2016

CURRENT LIABILITIES
Payroll and related taxes		252,418	253,837
Trade payables		2,460,774	1,763,206
Taxes payable		264,097	231,861
Borrowings and financing	11	6,526,902	2,117,448
Other payables	13	1,059,901	1,021,724
Provisions for tax, social security, labor and civil risks	16	105,958	108,607
Total current liabilities		10,670,050	5,496,683

NON-CURRENT LIABILITIES
Borrowings and financing	11	22,983,942	28,323,570
Other payables	13	129,323	131,137
Deferred income taxes	14.b	1,173,559	1,046,897
Provisions for tax, social security, labor and civil risks	16	719,133	704,485
Pension and healthcare plan	26	908,721	719,266
Provision for environmental liabilities and decommissioning of assets	17	337,013	347,064
Total non-current liabilities		26,251,691	31,272,419

Shareholders’ Equity	19
Issued capital		4,540,000	4,540,000
Capital reserves		30	30
Earnings reserves		238,976	238,976
Treasury Shares		(238,976)	(238,976)
Accumulated Profit / (Loss)		(1,291,689)	(1,301,961)
Other comprehensive income		3,779,032	2,956,459
Total equity attributable to owners of the Company		7,027,373	6,194,528

Non-controlling interests		1,260,856	1,189,993

Total equity		8,288,229	7,384,521

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,209,970	44,153,623

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Income for the years ended December 31
Thousands of Brazilian Reais, except for the earnings (loss) per common share

	Note	2017	2016	2015
Net Revenue from sales and/or services	21	18,524,601	17,148,949	15,261,697
Cost of sales and/or services	22	(13,596,141)	(12,640,042)	(11,740,101)

Gross profit		4,928,460	4,508,907	3,521,596

Operating income (expenses)		(1,944,495)	(2,563,431)	1,528,907
Selling expenses	22	(1,815,107)	(1,696,896)	(1,430,189)
General and administrative expenses	22	(415,841)	(518,232)	(470,332)
Other operating income	23	824,286	663,509	3,610,347
Other operating expenses	23	(646,944)	(1,076,730)	(1,341,191)
Equity in results of affiliated companies	8.b	109,111	64,918	1,160,272

Profit before financial income (expenses) and taxes		2,983,965	1,945,476	5,050,503
Financial income	24	295,074	643,590	487,720
Financial expenses	24	(2,758,701)	(3,166,017)	(3,852,882)

Profit (Loss) before income taxes		520,338	(576,951)	1,685,341

Income tax and social contribution	14.a	(409,109)	(266,546)	(2,903,216)

Profit (Loss) from continued operations		111,229	(843,497)	(1,217,875)
Profit (Loss) from discontinued operations		-	(9,561)	1,911
Net income (loss) for the year		111,229	(853,058)	(1,215,964)

Profit (Loss) for the year attributed to:
Controlling interests		10,272	(934,747)	(1,214,122)
Non-controlling interests		100,957	81,689	(1,842)

Earnings (loss) per common share - (reais/share)
Basic	19.g	0.00757	(0.68876)	(0.89461)
Diluted	19.g	0.00757	(0.68876)	(0.89461)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Comprehensive Income for the years ended December 31
Thousands of Brazilian Reais

	Note	2017	2016	2015
Consolidated profit (loss) for the year		111,229	(853,058)	(1,215,964)
Other comprehensive income		822,573	1,165,766	(1,190,803)
Items that will not be subsequently reclassified to the statement of income
Actuarial (losses)/gains on defined benefit plan from investments in subsidiaries		(12)	87	230
Actuarial (losses)/gains on defined benefit pension plan		(203,022)	(219,417)	92,221
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan		(1,073)	(2,619)	(64,756)
		(204.107)	(221,949)	27,695
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year		170,342	(486,890)	513,685
Change in fair value of available-for-sale assets financial assets		847,849	711,942	(969,701)
Income tax and social contribution on available-for-sale financial assets				174,128
Impairment of available-for-sale assets	12			555,298
Income tax and social contribution on impairment of available-for-sale assets				(33,269)
Gain on change in percentage of ownership		2,814	1,299	1,980
(Loss) gain on cash flow hedge accounting	12	(50,987)	1,005,968	(1,410,896)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	12			(41,014)
Cash Flow hedge reclassified to income statement	12.b	92,140	77,444	11,439
(Loss) /gain on hedge of net investments in foreign subsidiaries	12.b	(39,893)	77,952	(20,148)
(Loss) / gain on business combination		4,415
		1,026,680	1,387,715	(1,218,498)

Comprehensive income (loss) for the year		933,802	312,708	(2,406,767)
Attributable to:
Attributed to owners of the Company		832,845	231,019	(2,404,925)
Attributed to non-controlling interests		100,957	81,689	(1,842)

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31
Thousands of Brazilian Reais

	Note	2017	2016	2015

Profit (Loss) for the year		111,229	(853,058)	(1,215,964)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Accrued charges on borrowings and financing		2,346,598	2,944,558	2,889,163
Charges on loans and financing granted		(54,777)	(58,731)	(65,084)
Depreciation/ depletion / amortization	9 and 10	1,453,335	1,322,497	1,176,840
Equity in results of affiliated companies	8.b	(109,111)	(64,918)	(1,160,348)
Deferred income tax and social contribution		50,128	60,368	2,767,545
Provision for tax, social security, labor and civil risks		10,166	(25,642)	85,965
Monetary variations and exchange differences		250,660	(1,038,018)	3,389,448
Gain/(Loss) of derivative financial instruments	12.b	(28,503)	(5,467)	4,086
Monetary adjustment related to the Eletrobrás's compulsory loan	23	(755,151)
Impairment of available-for-sale assets				555,298
Proceeds from disposal of assets	23	28,127	88,339	6,466
Gain on repurchase of debt securities			(146,214)	(166,642)
Provision for actuarial liabilities		(36,953)	(18,803)	1,193
Gain on business combination			(66,496)	(3,297,499)
Gain on disposal of available for sale assets			(252,023)
Provision for environmental liabilities and decommissioning of assets	17	(10,051)	18,133
Impairment of Transnordestina			387,989
Other provisions		82,682	(993)	101,855
		3,338,379	2,291,521	5,072,322
Changes in assets and liabilities
Trade receivables - third parties		(300,449)	(388,469)	208,488
Trade receivables - related parties		14,449	(3,956)	217,439
Inventories		(442,109)	947,834	(726,800)
Receivables from related parties		68,224	34,082	3,545,142
Recoverable taxes		(100,470)	275,018	(537,669)
Judicial deposits		(6,720)	38,910	(35,415)
Trade payables		667,032	482,009	301,118
Payroll and related taxes		(3,658)	(5,691)	188,734
Taxes in installments - REFIS		23,775	(253,374)	(176,737)
Payables to related parties		46,081	(9,726)	(69,412)
Interest paid		(2,634,931)	(3,050,036)	(2,964,826)
Interest received			19,636	8,402
Interest on swaps paid			(3,999)
Other		(97,752)	(97,841)	38,377
Increase (Decrease) in assets and liabilities		(2,766,528)	(2,015,603)	(3,159)
Net cash generated by operating activities		571,851	275,918	5,069,163

Investments / acquisition of shares			(190,435)	(2,727,036)
Purchase of property, plant and equipment	9	(1,059,481)	(1,628,694)	(1,616,173)
Capital reduction on joint venture				466,758
Payment in derivative transactions		30,453	(722,443)	903,153
Purchase of intangible assets	10	(622)	(3,119)	(1,462)
Cash and cash equivalents in Namisa consolidation				456,364

Loans granted to related parties		(49,072)	(96,461)	(61,217)
Financial investment, net of redeemed amount	4	24,679	3,208	(728,725)
Receipt loans – related party		4,819		443,345
Cash and Cash equivalents from discontinued operations			331,835
Cash and Cash equivalents on acquisition of control			941
Net cash used in investing activities		(1,049,224)	(2,305,168)	(2,864,993)
Borrowings and financing raised	11.b	534,506	22,597	411,793
Cost of borrowing		(238)	(26,844)	(38,302)
Payment of borrowings	11.b	(1,528,023)	(398,699)	(2,380,968)
Payment of borrowings - related parties				(52,839)
Payment of dividends and interests on shareholder’s equity	20		(53)	(549,835)
Treasury shares				(9,390)
Forfaiting funding / drawee risk	11.b		78,240	924,706
Forfaiting amortization / drawee risk	11.b		(407,155)	(1,146,306)
Buyback of debt securities			(151,098)	(249,627)
Net cash used in financing activities		(993,755)	(883,012)	(3,090,768)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries		11,538	(77,628)	61,629

Increase (Decrease) in cash and cash equivalents		(1,459,590)	(2,989,890)	(824,969)
Cash and cash equivalents at the beginning of the year		4,871,162	7,861,052	8,686,021
Cash and cash equivalents at the end of the year		3,411,572	4,871,162	7,861,052

The accompanying notes are an integral part of these consolidated financial statements.

Companhia Siderúrgica Nacional and Subsidiaries
Consolidated Statement of Changes in Shareholders´ Equity
Thousands of Brazilian reais

	Paid-in Capital	Capital Reserve	Earnings Reserve	Retained earnings	Other comprehensive income	Shareholders´Equity	Non-Controlling interests	Consolidated Equity
Balances at December 31, 2014	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
Capital transactions with shareholders			(284,390)			(284,390)		(284,390)
Treasury shares acquired			(9,390)			(9,390)		(9,390)
Declared dividends (R$202.63 per thousand shares)			(275,000)			(275,000)		(275,000)
Total comprehensive income				(1,214,122)	1,765,553	551,431	(1,842)	549,589
Profit (loss) for the year				(1,214,122)		(1,214,122)	(1,842)	(1,215,964)
Other comprehensive income					1,765,553	1,765,553		1,765,553
Cumulative translation adjustments for the period					513,685	513,685		513,685
Actuarial gain (loss) on defined benefit pension plan, net of taxes					27,695	27,695		27,695
Gain/(Loss) on available-for-sale assets, net of taxes					(273,544)	(273,544)		(273,544)
Gain/(loss) on percentage change in investments					1,980	1,980		1,980
Gain/(loss) on cash flow hedge accounting, net of taxes					(1,440,471)	(1,440,471)		(1,440,471)
Gain/(loss) on hedge of net investments in foreign subsidiaries					(20,148)	(20,148)		(20,148)
Gain/(loss) on business combination					2,956,356	2,956,356		2,956,356
Internal changes in shareholders' equity			(846,908)	846,908			1,091,114	1,091,114
Earnings reserve			(846,908)	846,908
Non-controlling interests in subsidiaries							1,091,114	1,091,114
Balances at December 31, 2015	4,540,000	30		(367,214)	1,790,693	5,963,509	1,127,779	7,091,288

Total comprehensive income				(934,747)	1,165,766	231,019	81,689	312,708
Profit (loss) for the year				(934,747)		(934,747)	81,689	(853,058)
Other comprehensive income					1,165,766	1,165,766		1,165,766
Cumulative translation adjustments for the period					(486,890)	(486,890)		(486,890)
Actuarial gain/(loss) on defined benefit pension plan, net of taxes.					(221,949)	(221,949)		(221,949)
Gain/(Loss) on available-for-sale assets, net of taxes					711,942	711,942		711,942
Gain/(loss) on percentage change in investments					1,299	1,299		1,299
Gain/(loss) on cash flow hedge accounting, net of taxes					1,083,412	1,083,412		1,083,412
Gain/(loss) on hedge of net investments in foreign subsidiaries					77,952	77,952		77,952
Internal changes in shareholders' equity							(19,475)	(19,475)
Non-controlling interests in subsidiaries							(19,475)	(19,475)
Balances at December 31, 2016	4,540,000	30		(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

Total comprehensive income				10,272	822,573	832,845	100,957	933,802
Profit/(loss) for the year				10,272		10,272	100,957	111,229
Other comprehensive income					822,573	822,573		822,573
Cumulative translation adjustments for the period					170,342	170,342		170,342
Actuarial gain/(loss) on defined benefit pension plan, net of taxes					(204,107)	(204,107)		(204,107)
Gain/(Loss) on available-for-sale assets, net of taxes					847,849	847,849		847,849
Gain/(loss) on percentage change in investments					2,814	2,814		2,814
Gain/(loss) on cash flow hedge accounting, net of taxes					41,153	41,153		41,153
Gain/(loss) on hedge of net investments in foreign subsidiaries					(39,893)	(39,893)		(39,893)
Gain/(loss) on business combination					4,415	4,415		4,415
Internal changes in shareholders' equity							(30,094)	(30,094)
Non-controlling interests in subsidiaries							(30,094)	(30,094)
Balances at December 31, 2017	4,540,000	30		(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located at Av. Brigadeiro Faria Lima, 3.400, 19 th and 20 th floors, Itaim Bibi, São Paulo, Brazil, CEP 04538-132.

CSN has shares listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão)  and on the New York Stock Exchange (NYSE), under the code SID. Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

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

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai ( “TECAR”), a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to UPV in Volta Redonda (RJ), is installed the new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

In the fourth quarter of 2016, the Company started the operation of its second clinker production line in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the  former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and

Missão Velha-Porto de Pecém (Railway System II), still under construction, and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração S.A. (“CSN Mineração”), the Company operates the Container Terminal (“Tecon”) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“Tecon”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency. See further details in Note 8.d.

The note 25 - “Segment Information” details the financial information per each of CSN´s business segment.

Going Concern

In 2017, the Company amortized principal and interest in the approximate amount of R$4.2 billion of its loans and financing. Until March 2019, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$8.9 billion, after the local debt reprofiling.

The financial leverage may adversely affect the businesses, financial conditions and operating results and may require the following considerations:

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

In addition to the continuous focus on improvement in operating income, Management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. In 2017, Management remained committed to the plan to extend it debt payment term, mainly those of short term, working on the renegotiation of borrowings at R$ 1.5 billion.

In February 2018 we concluded the renegotiation of R$4,98 billion of our outstanding debt with Banco do Brasil, postponing the maturities of 2018 through 2022 up to 2024. In February 2018 we issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, we made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

Based on Management’s cash flow projections that covered the period until December 2018 as of the date of these financial statements, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, Management believes that the Company has appropriate resources to continue as a going concern in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2017 have been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board (IASB). All the relevant information of the financial statements, and only this information, are being highlighted and correspond to those used by the Company's management.

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

The consolidated financial statements were approved by the Board of Directors on April 30, 2018.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2017 and 2016 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2017	12/31/2016	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)	100.00	100.00	Equity interests
CSN Export Europe, S.L.U. (1)	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A. (2)	99.99	100.00	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A. (3)	-	100.00	Mining support services and Equity interests
Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.(4)	-	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda. (4)	-	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas (2)	99.99	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L (5)	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN	100.00	100.00	Commercial representation,sale of steel and related activity
Lusosider Ibérica S.A. (6)	99.94		Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (6)	87.52		Sale and commercial representation
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	49.02	Railroad logistics
Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
(*) They are Dormant Companies, therefore they do not appear in the note 8.a, where is disclosed business information under the equity method and classified as available for sale.

(*) They are Dormant Companies, therefore they do not appear in the note 8.a, where is disclosed business information under the equity method and classified as available for sale.

•  Events in 2017:

(1) On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct. In addition, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017;

(2) Transfer of 1 share in August 2017;

(3) Company sold to the CSN Mineração and in August 2017 was incorporated by the same subsidiary;

(4) Companies liquidated in July 2017;

(5) New corporate name of Namisa International Minérios SLU, amended in September 2017;

(6) Companies constituted in 2017;

•           Exclusive funds

	Equity Interests (%)
Exclusive funds	12/31/2017	12/31/2016	Core business
Direct interest: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 – Private Credit balanced mutual fund	100.00	100.00	Investment fund

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

ii.      Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2017 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2017, US$1 is equal to R$3.3080 (R$3.2591 at December 31, 2016) and €1 is equal to R$3.9693 (R$3.4384 at December 31, 2016).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as financial income or costs.

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

2.d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 4.

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

2.i) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 9. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

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

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

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

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions from business combination is recognized as intangible assets in the consolidated financial statements. The gain from a bargain purchase is recognized directly in the statement of income at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

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

2.k) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized by determining an asset´s recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

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

The residual carrying amounts of these assets on December 31, 2017 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)		Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	313	million	Fixed assets
			intangible: Software
Tecar	1,528	million	Fixed assets
			intangible: Software
Ferrovia Transnordestina Logística S.A. (FTL)	230	million	Fixed assets

Transnordestina Logística S.A. (TLSA)	7,934	million (1)	Investment
MRS Logística S.A. (MRS)	3,428	million (2)	Investment

(1)    The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2017 was R$1,473,298.

(2)    The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the equity method and our investment balance consolidated in MRS as of December 31, 2017 was R$ 1,325,032.

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

Financial expenses comprise interest expenses on borrowings, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

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

The Company make the provisions for asset retirement obligations which refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities of our mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time. The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset and is depreciated over the useful life of the asset.

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

•         Recognition and measurement

The Company classifies, at initial recognition, its financial assets into four categories: i) fair value through profit or loss, ii) loans and receivables, iii) held-to-maturity assets, and iv) available-for-sale financial assets. Assets are recognized at fair value, plus (with the exception of assets recognized at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issuance of financial asset.

In the subsequent measurement, loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under “financial income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other financial income when the Company’s right to receive the dividends has been established.

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

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other financial income when the Company’s right to receive payments has been established.

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

Regular purchases and sales of financial assets are recognized at the trading date on which the Company undertakes to buy or sell the asset.

•         Derecognized

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

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category established. They are included in non-current assets when they are strategic investments for the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

ii)      Impairment of financial assets

The Company evaluates at each reporting period whether there is an evidence of impairment in a financial asset or a group of financial assets. This evaluation should consider objective evidence of the occurrence of events that may impact the estimated cash flows of an individual financial asset or group of financial assets.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there are evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and the future cash flow estimation can be reliably calculated.

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

CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 12 – Financial Instruments.

iii)     Financial liabilities

Financial liabilities are classified under the following categories ‘’measured at fair value through profit or loss’’ and ‘’other financial liabilities’’. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities classified in category fair value through profit or loss are financial liabilities held for trading or those designated at the time of initial recognition.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

Gains and losses on financial liabilities classified at fair value through profit or loss are recognized in profit or loss

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method. The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures as well as trade payables.

Write-off of financial liabilities

Financial liabilities are written-off only when the obligations are terminated and canceled or when they mature. The difference between the carrying amount of the financial liability written off and the consideration paid and payable is recognized in profit or loss.

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

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Financial income (costs)” in the income statement.

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

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 12 – Financial instruments.

•         Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to IAS39. Such relationship occurs since the financial liabilities are related to the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking out hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in financial income (costs), when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as Other operating income/(expenses) (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 12 – Financial Instruments.

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

2.z) New standards and interpretations issued and not yet adopted

The following standards and interpretations have been issued and will be mandatory for subsequent accounting periods and were not early adopted by the Group for the year ended December 31, 2017:

Standard	Main items introduced by the standard	Effective date
IFRS 9 – Financial Instruments

The standard retains but simplifies the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity business model and the characteristics of the financial asset’s contractual cash flow.

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

January 1, 2019
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

January 1, 2019

The following information presents the possible impacts on the adoption of IFRS 9 and IFRS 15 which were available at the time of the preparation of these financial statements. In this way, these preliminary assessments and their potential impacts are subject to change until the initial adoption be disclosed in the 2018 financial statements.

-       IFRS 9 – Financial Instruments

Classification and measurement of financial assets: Management evaluated the classification and measurement of financial assets offered by the new pronouncement based on its diagnosis, business model, expectations of the company’s cash flow and the financial assets management model. In this way, was concluded that the investment in Usiminas shares would be appropriately classified in the category of "fair value through profit or loss" and that the loans and receivables would be classified in the category of measured at "amortized cost".

In the classification of the category of "fair value through profit or loss", the gains or losses arising from the variation of the quotation of the shares are recorded directly in the statement of income at the time of adoption and throughout all future periods. On the other hand, since it is an initial adoption, the Company evaluated the possible impacts related to the investment in Usiminas shares and the gain of R$1.5 billion previously recognized and accumulated in Other comprehensive income was reclassified to “Other operating income” in the statement of income on January 1st, 2018. , arising from the recording of the accumulated balance currently recognized in other comprehensive income.

-       IFRS 15 - Revenue from Contracts with Customers

The Company's Management evaluated all stages of the new standard for the recognition of revenue from contracts with customers. Based on this analysis, the Company did not identify material measurement impacts on the application of this standard.

The observed impacts are related to the review of internal procedures, with the objective to ensure that the new contracts with clients will be properly evaluated and accounted in accordance with the principles of the new standard.

-       IFRS 16 – Leases

During 2018, the Company will evaluate, in the main contracts, the effects of applying the new standard.

The Company does not expect material impacts arising from the application of the new standard.

-       IFRIC 22 - Foreign Currency Transaction and Advance Consideration

For IFRIC 22, the Company will evaluate the effects of applying the new interpretation during 2018, in its operations in foreign currency.

-       IFRIC 23 - Uncertainty over Income Tax Treatments

For IFRIC 23, during 2018 the Company will study this interpretation to assets how it applies to the Brazilian tax environment.

The Company does not expect material impacts arising from the application of the interpretation.

3.     CASH AND CASH EQUIVALENTS

		Consolidated
	12/31/2017	12/31/2016
Current
Cash and cash equivalents
Cash and banks	193,702	502,480

Short-term investments
In Brazil:
Government securities	12,100	17,929
Private securities	644,525	1,390,707
	656,625	1,408,636
Abroad:
Time deposits	2,561,245	2,960,046
Total short-term investments	3,217,870	4,368,682
Cash and cash equivalents	3,411,572	4,871,162

The short-term investments are held through exclusive funds and are comprised of Certificates of Bank Deposits (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”), and of Brazilian Treasury notes with return at fixed rates. These short-term investments have immediate liquidity.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in top rated banks abroad and the returns are based on fixed interest rates.

FS-26

4.     FINANCIAL INVESTMENTS

		Consolidated
	12/31/2017	12/31/2016
CDB - Bank Certificate of Deposit (1)	716,218	658,476
Government securities (2)	19,494	101,915
	735,712	760,391

(1)    Financial investments linked to Bank Certificates of Deposit (CDBs), to be used as a collateral to a guarantee letter, of certain loans.

(2)    Financial investments in Public Securities (Financial Treasury Bills) managed by its exclusive funds. In 2016, in addition to the Financial Treasury Bills, the Company had a financial investment in Public Securities managed by its exclusive funds which were used as collateral for future CDI rate’s contracts in the period as detailed in note 12 (b). These investments were settled in October 2017.

5.     TRADE RECEIVABLES

		Consolidated
	12/31/2017	12/31/2016
Trade receivables
Third parties
Domestic market	1,290,823	1,027,639
Foreign market	982,846	919,936
	2,273,669	1,947,575
Allowance for doubtful accounts	(191,979)	(172,782)
	2,081,690	1,774,793
Related parties (Note 18 b)	115,388	129,837
	2,197,078	1,904,630
Other receivables
Dividends receivable (Note 18 b) (*)	41,528	37,679
Advances to employees	33,942	34,607
Other receivables	3,667	20,300
	79,137	92,586
	2,276,215	1,997,216

(*) Refers mainly to dividends from CSN Mineração S.A. totaling R$ 837,084 received in February 2018.

The Company assigns certain accounts receivable to anticipate the cash inflows and eliminate the credit risk of the notes. These transactions amounted to R$181,972 as of December 31, 2017 (R$263,644 as of December 31, 2016).

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated
	12/31/2017	12/31/2016
Current	1,391,839	1,381,255
Past-due up to 180 days	310,106	245,012
Past-due over 180 days	571,724	321,308
	2,273,669	1,947,575

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated
	12/31/2017	12/31/2016
Opening balance	(172,782)	(151,733)
Estimated losses	(36,697)	(25,474)
Recovery of receivables	17,500	4,425
Closing balance	(191,979)	(172,782)

6.     INVENTORIES

		Consolidated
	12/31/2017	12/31/2016
Finished goods	1,308,802	1,183,619
Work in progress	1,135,589	674,860
Raw materials	1,050,588	1,124,158
Spare parts	814,725	824,478
Iron ore	278,041	255,029
Advances to suppliers	12,514	3,168
(-) Provision for losses	(135,840)	(101,176)
	4,464,419	3,964,136

The movements in the provision for inventory losses are as follows:

		Consolidated
	12/31/2017	12/31/2016
Opening balance	(101,176)	(111,427)
Reversal / (losses) for slow-moving and obsolescence	(34,664)	10,251
Closing balance	(135,840)	(101,176)

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Judicial deposits (Note 16)			339,351	331,258
Credits with the PGFN (1)			46,774	46,774
Recoverable taxes (2)	866,986	780,715	401,071	386,872
Prepaid expenses	50,078	27,011	30,741	20,421
Actuarial asset - related party (Note 18 b)			111,281	119,854
Derivative financial instruments (Note 12 I)		2,298
Securities held for trading (Note 12 I )	2,952	2,966
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598
Other receivables (Note 12 I)			20,024	15,291
Loans with related parties (Note 18 b and 12 I)	2,441		554,694	479,960
Other receivables from related parties (Note 18 b)	3,577	5,768	30,770	32,020
Monetary adjustment related to the Eletrobrás's compulsory loan (Note 23)			755,151
Other	67,544	33,255	67,521	72,273
	993,578	852,013	2,528,475	1,675,820

(1)  Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2)  Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3)  Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the first half of 2020.

8.     INVESTMENTS

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

•                 Events occurred in 2017

Sale of the Subsidiary - CGPAR Construção Pesada - "CGPAR"

In July 2017, the Company concluded the sale of its subsidiary CGPAR Construção Pesada S.A. to CSN Mineração S.A., a subsidiary of the Company. The summary of the transaction can be shown as follows:

R$ (000)
Consideration paid	99,452
Net assets acquired at book value	(64,063)
Capital distribution	(35,389)

8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

12/31/2017									12/ 31/ 2016
Companies		Number of shares held by		% Direct equity interest	Participation In				% Direct equity interest		Participation In
					Assets	Liabilities	Shareholders' equity	Profit (loss) for period		Assets	Liabilities	Shareholder s' equity	Profit (loss) for period
		CSN in units
		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	5,242,890	5,421,043	(178,153)	(385,919)	100.00	6,436,140	6,228,374	207,766	167,767
CSN Islands IX Corp.	(1)												(388)
CSN Islands XI Corp.		50,000		100.00	2,514,894	2,557,398	(42,504)	(63,201)	100.00	2,530,563	2,509,866	20,697	(1,295)
CSN Islands XII Corp.		1,540		100.00	2,166,682	3,312,505	(1,145,823)	(126,524)	100.00	2,244,240	3,263,539	(1,019,299)	75,787
CSN Minerals S.L.U.	(2)							331,897	100.00	3,833,669	9,840	3,823,829	(927,265)
CSN Export Europe, S.L.U.	(2)							22,600	100.00	666,362	30,077	636,285	(185,057)
CSN Metals S.L.U.	(2)							23,188	100.00	636,408	20,668	615,740	(175,236)
CSN Americas S.L.U.	(2)							193,652	100.00	1,492,678	4,445	1,488,233	(220,412)
CSN Steel S.L.U.	(2)	2,042,688		100.00	6,905,164	322,963	6,582,201	108,427	100.00	2,537,179	1,585,977	951,202	323,043
Sepetiba Tecon S.A.		254,015,052		99.99	459,647	160,402	299,245	29,768	99.99	441,214	165,172	276,042	22,794
M inérios Nacional S.A.		66,393,587		99.99	105,586	65,290	40,296	(13,600)	99.99	74,738	28,038	46,700	(12,548)
Fair Value - M inérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	46,005	41,032	4,973	(6,291)	99.99	32,816	21,552	11,264	(13,061)
Companhia M etalúrgica Prada		313,651,399		99.99	655,748	485,915	169,833	(29,258)	99.99	769,337	620,509	148,828	(45,783)
CSN Mineração S.A.		158,419,480		87.52	14,273,290	5,620,137	8,653,153	767,568	87.52	13,039,767	4,943,090	8,096,677	580,146
CSN Energia S.A.		43,149		99.99	146,130	55,030	91,100	56,987	100.00	109,290	39,654	69,636	26,240
FTL - Ferrovia Transnordestina
Logística S.A.		395,302,149		90.78	419,388	138,888	280,500	(77,384)	90.78	484,218	126,334	357,884	(11,376)
Companhia Florestal do Brasil		41,673,302		99.99	34,910	3,734	31,176	(1,499)	99.99	35,206	5,179.0	30,027	(2,215)
Nordeste Logística		99,999		99.99	80	55	25	(1)	99.99	81	55	26	(74)
CGPAR - Construção Pesada S.A	(3)							723	100.00	40,889	27,558	13,331	5,887
Fair value fixed assets - CGPAR								(3,940)				53,949	(3,940)
					32,970,414	18,184,392	16,909,529	827,193		35,404,795	19,629,927	17,952,324	(396,986)
Jo int-venture and Jo int-o peratio n
Itá Energética S.A.		253,606,846		48.75	265,476	18,104	247,372	10,789	48.75	282,383	27,728	254,655	8,591
M RS Logística S.A.		26,611,282	2,673,312	18.64	1,520,264	857,581	662,683	85,974	18.64	1,411,526	795,903	615,623	77,828
CBSI - Companhia Brasileira de		1,876,146		50.00	16,005	13,654	2,351	1,785	50.00	13,574	11,517	2,057	2,953
Serviços de Infraestrutura
Transnordestina Logística S.A.		24,168,304		46.28	3,806,380	2,604,198	1,202,182	(21,357)	49.02	3,786,556	2,566,315	1,220,241	(52,127)
Fair Value allocated to TLSA in loss of control							271,116					271,116
					5,608,125	3,493,537	2,385,704	77,191		5,494,039	3,401,463	2,363,692	37,245
A sso ciates
Arvedi M etalfer do Brasil		46,994,971		20.00	43,653	23,978	19,675	(4,368)	20.00	53,101	48,258	4,843	1,372
					43,653	23,978	19,675	(4,368)		53,101	48,258	4,843	1,372
C lassified as available fo r sale (no te 12 I)
Usiminas							2,200,459					1,353,664
Panatlântica							21,974					20,604
							2,222,433					1,374,268
Other investments
							(72,473)	1,985				(74,459)	7,583
Others							63,537	(165)				63,541	(19,557)
							(8,936)	1,820				(10,918)	(11,974)
T o tal Investments							21,528,405	901,836				21,684,209	(370,343)

C lassificatio n o f investiments in the balance sheet
Investments in assets							22,894,885					22,703,508
Investments whith short liabilities							(1,366,480)					(1,019,299)
							21,528,405					21,684,209

(1) Company terminated in 2016;
(2) Merger of the companies by the subsidiary CSN Steel S.L.U. in December 2017, according to note 2;

(3) Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

8.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated
	12/31/2017	12/31/2016
Opening balance of investments	4,568,451	3,998,239

Capital increase/acquisition of shares	20,579	190,651
Dividends (1)	(79,189)	(36,765)
Comprehensive income (2)	850,640	713,442
Equity in results of affiliated companies (4)	147,800	108,031
Amortization of fair value – investment in MRS	(11,746)	(11,746)
Amortization of fair value – investment in CGPAR		(3,940)
Impairment of the Fair Value of Transnordestina (3)		(387,989)
Others	3,460	(1,472)
Closing balance of investments	5,499,995	4,568,451

Total	5,499,995	4,568,451

(1) In 2017 refers to the allocation of dividends from subsidiaries Sepetiba Tecon, MRS Logistica, CSN Energia, Itá Energética, CBSI – Companhia Brasileira de Serviços de Infraestrutura, CSN Minerals, CSN Steel, CSN Metals, CSN Mineração and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) Refers to impairment of the fair value of Transnordestina Logística S.A, see note 8.d).

(4) The reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	12/31/2017	12/31/2016
Equity in results of affiliated companies
MRS Logística S.A.	171,905	155,617
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,785	2,953
Transnordestina	(21,357)	(52,127)
Arvedi Metalfer do Brasil	(4,368)	1,372
Others	(165)	216
	147,800	108,031
Eliminations
To cost of sales	(40,823)	(41,556)
To taxes	13,880	14,129
Others
Amortization of fair value - Investments in MRS	(11,746)	(11,746)
Amortization of fair value - Investments in CGPAR		(3,940)
Equity in results	109,111	64,918

8.c) Additional information about the main operating subsidiaries

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

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste/RO and Ariquemes/RO. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made, which is the raw material used in UPV for the production of tin plates.

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

• CSN MINERAÇÃO S.A. (“CSN Mineração”)

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

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

8.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

				12/31/2017				12/31/2016
	Joint-Venture			Joint-Operation	Joint venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	484,978	101	5,763	16,231	345,164	2,925	1,899	17,689
Advances to suppliers	14,911	37		22	7,452	951		99
Other current assets	685,311	28,475	49,494	16,447	406,170	19,603	54,652	16,054
Total current assets	1,185,200	28,613	55,257	32,700	758,786	23,479	56,551	33,842
Non-current assets
Other non-current assets	693,434	974	238,004	27,459	598,577	234	261,292	29,219
Investments, PP&E and intangible assets	6,277,550	2,423	7,927,881	484,406	6,215,442	3,434	7,407,189	516,186
Total non-current assets	6,970,984	3,397	8,165,885	511,865	6,814,019	3,668	7,668,481	545,405
Total Assets	8,156,184	32,010	8,221,142	544,565	7,572,805	27,147	7,725,032	579,247

Current liabilities
Borrowings and financing	668,947	1,411	52,691		653,491		76,441
Other current liabilities	1,272,365	25,898	113,739	33,666	740,319	23,034	134,747	53,858
Total current liabilities	1,941,312	27,309	166,430	33,666	1,393,810	23,034	211,188	53,858
Non-current liabilities
Borrowings and financing	2,084,422		5,457,768		2,176,357		5,024,404
Other non-current liabilities	575,170	-	434	3,471	699,830	-	-	3,020
Total non-current liabilities	2,659,592	-	5,458,202	3,471	2,876,187	-	5,024,404	3,020
Shareholders’ equity	3,555,280	4,701	2,596,510	507,428	3,302,808	4,113	2,489,440	522,369
Total liabilities and shareholders’ equity	8,156,184	32,010	8,221,142	544,565	7,572,805	27,147	7,725,032	579,247

				01/01/2017 to 12/31/2017				01/01/2016 to 12/31/2016
	Joint-Venture			Joint-Operation	Joint venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Statements of Income
Net revenue	3,492,805	135,399		168,194	3,279,420	122,870		172,263
Cost of sales and services	(2,307,108)	(120,647)		(76,810)	(2,208,786)	(105,692)		(91,568)
Gross profit	1,185,697	14,752	-	91,384	1,070,634	17,178	-	80,695
Operating (expenses) income	(283,151)	(8,340)	(32,245)	(58,465)	(160,187)	(8,367)	(97,596)	(54,616)
Finance income (costs), net	(187,295)	(1,004)	(13,938)	317	(249,300)	(1,676)	(6,032)	397
Income before income tax and social contribution	715,251	5,408	(46,183)	33,236	661,147	7,135	(103,628)	26,476
Current and deferred income tax and social contribution	(254,001)	(1,838)		(11,105)	(243,602)	(1,229)		(8,854)
(Loss) profit for the year, net	461,250	3,570	(46,183)	22,131	417,545	5,906	(103,628)	17,622

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

The Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A, consequently the total participation is 34.94%.

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

The balance of property, plant and equipment less depreciation as of December 31, 2017 is R$24,759 (R$25,921 as of December 31, 2016) and the expense in 2017 amounted to R$5,966 (R$6,041 in 2016).

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

During the year 2017, the others shareholders of TLSA subscribed 2,912,997 shares in amounting to R$153,253, diluting CSN on TLSA share capital to 46.30%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2017, the Company recognized a gain of R$2,814, recorded in equity in others comprehensive income.

The Management receives funds from its shareholders and third parties for completion of the works, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2017.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, according studied of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.1% to 6.25% in real terms.

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

•         This flow of dividends was discounts at present value using cost of equity (Ke) embedded in the WACC rate of TLSA; and

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

As a result, the Company which had recognized a loss in the surplus value of the investments of TLSA in the amount of R$ 387,989 recorded as other operating expenses and R$ 131,916 in deferred taxes in 2016, did not recognized additional impairment losses in the surplus-value of the investments in 2017.

8.e) Additional information on indirect participation in foreign operations

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

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

The CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where is located the cold rolled and galvanized steel production lines, its installed production capacity is 800 thousand tons/year. CSN LLC is a wholly owned indirect subsidiary through CSN Steel S.L.U. after Merger, previously named CSN Americas S.L.U, a subsidiary of CSN.

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

8.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.33% (11.35% as of December 31, 2016) of Panatlântica’s total share capital.

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

On March 24, 2016, the Company requested to CADE (Brazilian Antitrust Agency) the flexibilization of the PAT (Performance Commitment Agreement (TCD), in order to enable the Company the exercise of certain political rights, namely the power to elect independent members of the board of directors and supervisory board. On April 27, 2016, CADE approved the Company’s request to permit such election. On April 28, at the Usiminas’ annual general meeting, the Company elected 2 independent members of the board of directors and 1 of the supervisory board, as well as the same number of alternates.

In April 2016, the Extraordinary Shareholders' Meeting of Usiminas approved a capital increase of R$ 1,000,000 through the issue of 200,000,000 common shares. On May 20, 2016, CSN exercised its preemptive right in full, paying R$ 178,832 for 35,766,351 common shares. This increase was approved by the Extraordinary General Meeting of Usiminas on July 19, 2016.

As of December 31, 2017 and 2016, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.86% in preferred shares.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.- Brasil, Bolsa, Balcão”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2017 and 2016 CSN held 20.00% of Arvedi’s share capital.

9.     PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2015	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Cost	263,539	3,429,573	18,601,088	182,830	3,199,386	811,080	26,487,496
Accumulated depreciation		(740,332)	(7,528,844)	(144,100)		(247,994)	(8,661,270)
Balance at December 31, 2015	263,539	2,689,241	11,072,244	38,730	3,199,386	563,086	17,826,226
Effect of foreign exchange differences	(13,348)	(38,538)	(149,908)	(915)	(8,345)	(2,973)	(214,027)
Acquisitions	4	100	205,488	867	1,412,685	16,987	1,636,131
Capitalized interest (notes 24 and 29)					215,794		215,794
Write-off (note 23)	(144)	(2,723)	(10,423)	(77)	(41,093)	(20,785)	(75,245)
Depreciation (note 22)		(116,760)	(1,096,668)	(5,822)		(34,929)	(1,254,179)
Transfers to other asset categories	14,951	298,121	2,318,728	444	(2,502,615)	(129,629)
Transfers to intangible assets					(16,538)		(16,538)
Acquisition control - CGPAR			7,377	189		575	8,141
Goodwill - Aquisition control CGPAR			57,889				57,889
Transfer of Metalic - Held for sale	(373)	(13,466)	(30,440)	(208)	(261)	(269)	(45,017)
Others		(296)	(4,657)	(45)	1,851	(149)	(3,296)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Effect of foreign exchange differences	8,702	21,737	72,811	593	3,076	265	107,184
Acquisitions	8,241	1,196	91,251	1,171	951,796	10,091	1,063,746
Capitalized interest (notes 24 and 29)					91,957		91,957
Write-off (note 23)	653	30,634	(30,383)	(37)	(2,536)	(26,388)	(28,057)
Depreciation (note 22)		(156,580)	(1,174,852)	(5,656)		(43,105)	(1,380,193)
Transfers to other asset categories	(2,485)	84,281	659,119	3,869	(805,207)	60,423
Transfers to intangible assets					(26,183)		(26,183)
Others			(1,656)		2,168	(6)	506
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects that comprise construction in progress is as follows:

					Consolidated
Project description	Start date	Completion date		12/31/2017	12/31/2016
Logistics
Current investments to maintain current operations at their full capacity.				106,956	103,284
				106,956	103,284
Mining
Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	750,999	689,160
Expansion of TECAR export capacity.	2009	2022	(2)	275,811	253,545
Current investments to maintain current operations at their full capacity.				408,522	261,056
				1,435,332	1,203,761
Steel
Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2019		99,483	91,779
Current investments to maintain current operations at their full capacity.			(3)	228,029	307,448
				327,512	399,227

Cement				554,865	529,631
Construction of cement plants.	2011	2020	(4)	51,270	24,961
Current investments to maintain current operations at their full capacity.				606,135	554,592

Total Construction in Progress				2,475,935	2,260,864

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Refers substantially to the reforming of batteries for coke ovens and reuse of the carbochemical cooling waters;

(4) Refers substantially to the acquisition of new Integrated Cement Plants

The average estimated useful lives are as follows (in years):

		Consolidated
	12/31/2017	12/31/2016
Buildings	39	41
Machinery, equipment and facilities	21	18
Furniture and fixtures	12	12
Other	17	14

9.a) Capitalized Interest

As of December 31, 2017, the Company capitalized borrowing costs amounting to R$91,957 in consolidated financial statement (as of December 31, 2016, R$215,794). These costs are basically estimated for the cement and mining projects, mainly relating to: new integrated cement plant; and (ii) Casa de Pedra (MG) expansion and TECAR (RJ), see notes 24 and 29.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2017	12/31/2016
Unspecified projects	8.63%	10.48%

10.   INTANGIBLE ASSETS

							Consolidated
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total
Balance at December 31, 2015	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266
Cost	3,974,128	549,302	173,154	143,636	3,185,700	395	8,026,315
Accumulated amortization	(260,776)	(136,026)	(97,917)				(494,719)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2015	3,604,022	413,276	75,237	143,636	3,185,700	395	7,422,266
Effect of foreign exchange differences		(74,167)	(236)	(27,440)		(79)	(101,922)
Acquisitions and expenditures			2,995			124	3,119
Transfer of property, plant and equipment			16,538				16,538
Writte-of	(13,091)		(3)				(13,094)
Amortization (note 22)		(41,449)	(26,093)		(776)		(68,318)
Aquisition of control - CGPAR			47				47
Transfer of Metalic - Held for sale			(232)				(232)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371
Accumulated amortization	(133,973)	(146,975)	(114,913)		(776)		(396,637)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404
Effect of foreign exchange differences		41,916	183	17,941		65	60,105
Acquisitions and expenditures			622				622
Transfer of property, plant and equipment			26,183				26,183
Disposals			(70)				(70)
Amortization (note 22)		(38,701)	(21,986)		(12,455)		(73,142)
Aquisition of control - CGPAR						(56)	(56)
Balance at December 31,2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31,2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons. Corresponding amortization is recorded based on production volumes.

The estimated average useful lives by nature are as follows (in years):

		Consolidated
	12/31/2017	12/31/2016
Software	8	8
Customer relationships	13	13

10.a) Impairment testing

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

						Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Packaging	Steel	158,748	158,748			158,748	158,748
Long steel (1)	Steel	235,595	235,595	134,137	116,196	369,732	351,791
Mining (2)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
		3,590,931	3,590,931	134,137	116,196	3,725,068	3,707,127

(1) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(2) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, an operation that was concluded in December 2015. From 2016, the balance started to be tested annually for impairment analysis.

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

The main assumptions used in calculations of value in use at December 31, 2017 are as follows:

	Metal Packaging	Long Steel (**)	Mining
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2028	Until 2028	Until 2056
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Gross margin updated based on historical data and market trends.	Average of the gross margin of each Cash generating units based on the history and projections to the next 39 years and long-term price and exchange rate curves from industry reports.
Cost Atualization	Cost based on historical data of each product and impacts of business restructuring.	Costs based on historical data and market trends.	Costs based on historical data, mix of products and market trends.
Growth rate	Without growth in real terms, only updated by long term inflation of 4.0% .	Without growth in real terms, only updated by long term inflation of 2.0% , Euro zone.	The growth rate was not considered.
Discount rate

These cash flows were considered using a discount rate after taxes between 7% and 13% in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary SWT, located in Germany. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2017.

11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated
	Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2017	12/31/2016	12/31/2017	12/31/2016
FOREIGN CURRENCY
Prepayment	1% to 3.5%	2,174	110,944	489,584	482,347
Prepayment	3.51% to 8%	788,989	438,802	3,607,925	4,290,062
Perpetual bonds	7%	4,503	4,436	3,308,000	3,259,100
Fixed rate notes	4.14% to 10%	139,184	137,126	5,612,342	5,529,380
ACC	3.135%	379,822
Others	1.2% to 8%	251,630	95,983	197,130	259,262
		1,566,302	787,291	13,214,981	13,820,151
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and fixed rate 2.5% to 6% + 1,5%	71,121	73,736	960,872	1,012,268
Debentures	110.8% to 113.7% of CDI	523,252	538,003	770,767	1,270,383
Prepayment	109.5% to 116.5% of CDI and fixed rate of 8%	1,789,737	570,778	3,378,333	5,080,000
CCB	112.5% and 113% of CDI	2,601,352	181,143	4,693,000	7,200,000
		4,985,462	1,363,660	9,802,972	14,562,651
Total borrowings and financing (Note 12 I)		6,551,764	2,150,951	23,017,953	28,382,802
Transaction costs and issue premiums		(24,862)	(33,503)	(34,011)	(59,232)
Total borrowings and financing + transaction costs		6,526,902	2,117,448	22,983,942	28,323,570

11.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2017, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

								Consolidated
	Prepayment	Bonds		Perpetual Bonds	CCB	Othes	Total
2019	2,824,551	2,238,034	(*)		1,507,000	670,383	7,239,968	31%
2020	2,409,959	3,374,308	(*)		1,508,000	280,243	7,572,510	33%
2021	1,276,969				774,000	177,659	2,228,628	10%
2022	964,363				784,000	95,484	1,843,847	8%
2023					120,000	56,631	176,631	1%
After 2023						648,369	648,369	3%
Perpetual bonds				3,308,000			3,308,000	14%
	7,475,842	5,612,342		3,308,000	4,693,000	1,928,769	23,017,953	100%

(*) In February 2018, the Company concluded the renegotiation of its debt with Banco do Brasil S.A (“BB”), as well as the issuance of debt instruments and repurchase of US$350 million (Tender Offer), as described in more detail in note 31 - Events subsequent.

11.b) Amortization and new borrowings, financing and debentures

The table below presents the new funding transactions and amortization during the year:

		Consolidated
	12/31/2017	12/31/2016
Opening balance	30,441,018	34,282,515
Funding Transactions	538,771	30,034
Forfaiting funding / Drawee Risk		78,240
Repayment	(1,528,023)	(695,938)
Payments - Forfaiting / Drawee Risk		(407,155)
Payment of interest and other charges	(2,634,931)	(3,044,342)
Payment of interest and other charges – Forfaiting / Drawee		(5,694)
Provision of interest and other charges	2,438,555	3,156,120
Provision of charges - Forfaiting / Drawee Risk		4,237
Others (1)	255,454	(2,956,999)
Closing balance	29,510,844	30,441,018

(1) Includes unrealized monetary and foreign exchange variations.

In 2017, the Group captures and amortized loans as shown below:

•       Funding

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
CDC - ERSA	BANCO MERCEDEZ BENS	August/17	4,265	October/21
Advance contract exchange (ACC)	BB	September/17	171,000	may/18
Fixed Rate Notes	JP MORGAN	November/17	163,506	November/18
Advance contract exchange (ACC) (*)	BB	December 2017	200,000	February/18
Total			538,771

(*) The operation was amortized in February 02, 2018

•       Amortization

		Consolidated
Transaction	Payment of principal	Debt charges
Bonds	-	578,482
Fixed Rate Notes	90,028	12,736
Debentures	479,617	201,118
Bank Credit Bill	-	869,717
Export Credit Note	400,000	668,325
Pre - Export Payment	490,803	226,894
BNDES/FINAME	67,575	75,539
Advance contract exchange (ACC)	-	2,120
Total	1,528,023	2,634,931

Covenants

The Company's loan agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements, under penalty of anticipated maturity. Until now, the Company is in compliance with all financial and non-financial obligations (covenants) of its current contracts.

On December 31, 2017, the Company has accrued R$ 30,843 as the commission on risk assumption in the current liabilities.

11.c) Guarantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,541,347	2,547,937	22,214	23,007	3,866	4,866	2,567,427	2,575,810

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,405	76,700					69,405	76,700

Sepetiba Tecon	R$	Indefinite					36,308	28,914	36,308	28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	18,540	19,340	18,873	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	09/22/2022	2,000,000	2,000,000				2,520	2,000,000	2,002,520

Estanho de Rondônia	R$	07/15/2022	3,153						3,153

Total in R$			4,613,905	4,624,637	25,376	26,169	58,714	55,640	4,697,995	4,706,446

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	01/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in US$			145,000	145,000					145,000	145,000
Total in R$			10,334,149	10,112,913					10,334,149	10,112,913
			14,948,054	14,737,550	25,376	26,169	58,714	55,640	15,032,144	14,819,359

12.   FINANCIAL INSTRUMENTS

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

•           Classification of financial instruments

											Consolidated
Consolidated						12/31/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Others liabilities measured at amortized cost	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			3,411,572		3,411,572			4,871,162		4,871,162
Short - term investments	4			735,712		735,712			760,391		760,391
Trade receivables	5			2,197,078		2,197,078			1,904,630		1,904,630
Derivative financial instruments								2,298			2,298
Trading securities	7		2,952			2,952		2,966			2,966
Loans - related parties	7			2,441		2,441
Dividends receivable	5				41,528	41,528				37,679	37,679
Total			2,952	6,346,803	41,528	6,391,283		5,264	7,536,183	37,679	7,579,126

Non-current
Other trade receivables	7			20,024		20,024			15,291		15,291
Investments	8	2,222,433				2,222,433	1,374,268				1,374,268
Loans - related parties	7			554,694		554,694			479,960		479,960
Total		2,222,433		574,718		2,797,151	1,374,268		495,251		1,869,519

Total Assets		2,222,433	2,952	6,921,521	41,528	9,188,434	1,374,268	5,264	8,031,434	37,679	9,448,645

Liabilities
Current
Borrowings and financing	11				6,551,764	6,551,764				2,150,951	2,150,951
Derivative financial instruments								121			121
Trade payables					2,460,774	2,460,774				1,763,206	1,763,206
Dividends and interest on capital	13				510,692	510,692				484,570	484,570
Total					9,523,230	9,523,230		121		4,398,727	4,398,848

Non-current
Borrowings and financing	11				23,017,953	23,017,953				28,382,802	28,382,802
Total					23,017,953	23,017,953				28,382,802	28,382,802

Total Liabilities					32,541,183	32,541,183		121		32,781,529	32,781,650

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2017			12/31/2016
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments					2,298	2,298
Trading securities	2,952		2,952	2,966		2,966
Non-current assets
Available-for-sale financial assets
Investments	2,222,433		2,222,433	1,374,268		1,374,268
Total Assets	2,225,385	-	2,225,385	1,377,234	2,298	1,379,532

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments					121	121
Total liabilities		-	-		121	121

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (B3 S.A.). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on the B3 S.A, was recorded the first impairment loss on that shares. According to this policy, whenever the share price reached a level lower than the last record impairment, the Company should record further losses, redefining the new minimum threshold value of the shares.

During the year 2017 and 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income. The impairment recorded as of December 31, 2015 amounted R$555,298.

Class of shares	Quantity	12/31/2017		Quantity	12/31/2016		Variation in the year
		Share price	Closing Balance		Share price	Closing Balance	Share price	Variation in the carrying amount
Common	107,156,651	10.83	1,160,506	107,156,651	8.26	885,114	2.57	275,392
Preferred	114,280,556	9.10	1,039,953	114,280,556	4.10	468,550	5.00	571,403
	221,437,207		2,200,459	221,437,207		1,353,664		846,795

As of December 31, 2017 and 2016, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.86% in preferred shares.

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

As of December,31 2017, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$1,559,680 (R$678,035 as of December 31, 2016).

III - Financial risk management

The Company follows strategies of managing its risks, with guidelines regarding the risks incurred by the company. The nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedging instruments are also periodically reviewed.

The market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company can manage some risks by using derivative instruments not associated to any speculative deals or short sales.

12.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros, since the Company’s functional currency is the Real. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2017 is as follows:

	12/31/2017
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	777,310	2,857
Trade receivables	310,642	2,799
Other assets	3,283	3,636
Total assets	1,091,235	9,292
Borrowings and financing	(4,332,686)	(73,186)
Trade payables	(97,622)	(1,941)
Other liabilities	(3,984)	(3,368)
Total liabilities	(4,434,292)	(78,495)
Foreign exchange exposure	(3,343,057)	(69,203)
Cash flow hedge accounting	1,317,667
Net Investment hedge accounting		72,000
Net foreign exchange exposure	(2,025,390)	2,797
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(1,025,390)	2,797

CSN is in the process of redefining its currency hedging strategy. The company has focused its hedge strategy on preserving its cash flow, so it is evaluating a replacement of the exposure generated by the settlement of derivatives with new hedge accounting designations, capturing the existing natural hedges, as well as using other derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 12 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

12.b) Hedging instruments: Derivative and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

										Consolidated
					12/31/2017				12/31/2016	12/31/2017
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2017
Counterparties	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	Dollar					10,250	33,435	(31,137)	2,298	(229)
Total dollar-to-euro swap						10,250	33,435	(31,137)	2,298	(229)

BM&FBovespa	Real					1,641,378	-	-	(121)	28,503
Total DI future						1,641,378	-	-	(121)	28,503

							33,435	(31,137)	2,177	28,274

Forward DI contracts

The Company to hedge part or all of its exposure to assets whose interest rates are pre-fixed may obtain DI derivative operations on the stock exchange or the over-the-counter market, linking these assets to market trends. As of December 31, 2016 the Company held in its portfolio forward CDI rate contracts traded at B3 S.A. which totaled the notional amount of R$ 1.641 billion.

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

The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of B3 S.A.

 For as much as the Company maintains contracts traded on the B3 S.A, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 4.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

•         Classification of the derivatives in the balance sheet and statement of income

					12/31/2017
Instruments	Assets		Liabilities		Net Financial Income (Note 24)
	Current	Total	Current	Total
Dollar - to - euro swap					(229)
Future DI					28,503
					28,274

					12/31/2016
Instruments	Assets		Liabilities		Net Financial Income (Note 24)
	Current	Total	Current	Total
Future Dollar BM&F					(805,760)
Dollar - to - euro swap	2,298	2,298			(6,467)
Fixed rate - to - CDI swap (*)					(299)
CDI - to - fixed rate swap (*)					(63)
Future DI			(121)	(121)	5,829
	2,298	2,298	(121)	(121)	(806,760)

(*) Swap positions were settled in October 2017.

•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2017 the Company designated for hedge accounting US$1.3 billion in exports to be carried out between January, 2018 to October, 2022.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2017:

									12/31/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000))
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(133,334)	53,203	(316,726)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(114,999)	38,937	(44,880)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(62,990)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(7,602)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(2,300)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			(690)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			1,740
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			1,193
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			3,339
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			1,431
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			2,205
1/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(774)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			30,530
Total						1,566,000	(248,333)	92,140	(395,524)

(*) The effect on the result was recorded in other operating expenses.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement, in October 2022.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2017 are as follows:

	12/31/2015	Movement	Realization	12/31/2016	Movement	Realization	12/31/2017
Cash flow hedge accounting	1,520,089	(1,005,968)	(77,444)	436,677	50,987	(92,140)	395,524
Fair value of cash flow hedge, net of taxes	1,520,089	(1,005,968)	(77,444)	436,677	50,987	(92,140)	395,524

As of December 31, 2017 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

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

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2017 are:

						12/31/2017
Designation Date	Hedging Instrument	Hedged Item	Type of Hedged Risk	Exchange Rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(48,000)	(17,911)
Total					120,000	(48,000)	(17,911)

The changes in the amounts related to net investment hedge as of December 31, 2017 are presented below:

	12/31/2015	Movement	Realization	12/31/2016	Movement	Realization	12/31/2017
Net investment hedge accounting	20,148	(77,952)		(57,804)	39,893		(17,911)
Fair value of net investment hedge in foreign operations	20,148	(77,952)		(57,804)	39,893		(17,911)

On December 31, 2017 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2017.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2017
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.308	3.2381	4.135	4.962
EUR	3.9693	4.0295	4.9616	5.954

			12/31/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.89%	8.61%	10.34%
TJLP	7.00%	8.75%	10.50%
LIBOR	1.84%	2.30%	2.76%

The effects on income statement, considering the scenarios 1 and 2 are shown below:

					12/31/2017
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,317,667	Dollar	(92,105)	1,089,711	2,179,422

Currency position	(3,343,057)	Dollar	233,680	(2,764,708)	(5,529,416)
(not including exchange derivatives above)

Consolidated exchange position	(2,025,390)	Dollar	141,575	(1,674,997)	(3,349,994)
(including exchange derivatives above)

Net Investment hedge accounting	72,000	Euro	4,334	71,447	142,894

Currency position	(69,203)	Euro	(4,166)	(68,672)	(137,344)

Consolidated exchange position	2,797	Euro	168	2,775	5,550
(including exchange derivatives above)

(*) The probable sceneries were calculated considering the following variations to the specified risks: Real x Dollar – appreciation of Real in 2.11% / Real x Euro – appreciation of Real in 1.52%.  Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 02/16/2018.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1 and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2017.

				Consolidated
					Impact on profit or loss
Changes in interest rates	% Yearly	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,003,712)	(3,202)	(17,565)	(35,130)
Libor	1.84		(4,844,015)	(44,657)	(22,247)	(44,494)
CDI	6.89	644,525	(13,550,383)	(206,061)	(222,303)	(444,606)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2017 recorded in the Company´s assets and liabilities.

12.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 11.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

At December 31, 2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	6,551,764	14,812,478	4,249,106	3,956,369	29,569,717
Trade payables	2.460,774				2,460,774
Dividends and interest on capital	510,692				510,692

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as financial income or financial costs, respectively.

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

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2017		12/31/2016
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,312,503	2,602,090	3,263,536	1,702,134
Fixed rate notes	5,751,526	6,207,946	5,666,506	4,907,339

(*) Source: Bloomberg

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

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, prior to the granting of the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

•         Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company in the last three years, with financing by equity and third-party capital.

Thousands of reais	2017	2016
Shareholder's equity (equity)	8,288,229	7,384,521
Borrowings and Financing (Third-party capital)	29,510,844	30,441,018
Gross Debit/Shareholder's equity	3.56	4.12

13.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated
	Current		Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Payables to related parties (Note 18 b)	57,008	10,927
Derivative financial instruments (Note 12 I)		121
Dividends and interest on capital payable (Note 12 I) (1)	510,692	484,570
Advances from customers	68,521	90,720
Taxes in installments (Note 15)	21,551	24,444	79,242	83,312
Profit sharing – employees	42,699	211,791
Freight provision	81,699	57,586
Provision for industrial restructuring	1,350	13,000
Taxes payable			8,410	8,518
Other provision	152,205	23,162
Third party materials in our possession	231	288
Other payables	123,945	105,115	41,671	39,307
	1,059,901	1,021,724	129,323	131,137

(1)     Dividends payable by the subsidiary CSN Mineração.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

			Consolidated
	12/31/2017	12/31/2016	12/31/2015
Income tax and social contribution income (expense)
Current	(358,981)	(206,178)	(135,671)
Deferred	(50,128)	(60,368)	(2,767,545)
	(409,109)	(266,546)	(2,903,216)

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

			Consolidated
	12/31/2017	12/31/2016	12/31/2015
(Loss)/Profit before income tax and social contribution	520,338	(576,951)	1,685,341
Tax rate	34%	34%	34%
Income tax and social contribution at combined statutory rate	(176,915)	196,163	(573,016)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	42,431	22,072	394,492
Profit with differentiated rates or untaxed	37,605	(287,502)	798,603
Transfer pricing adjustment	(34,746)	(63,638)	(66,447)
Tax loss carryforwards without recognizing deferred taxes	(368,612)	(821,920)	(89,978)
Limit of Indebtedness	(39,378)	(35,391)	(54,091)
Unrecorded deferred taxes on temporary differences	541,655	643,990	(1,133,091)
(Losses)/Reversal for deferred income and social contribution tax credits	(403,080)	44,691	(2,949,003)
Refis Effect and early discharge program			(2,586)
Income tax and social contribution on foreign profit	(29,964)	(35,613)	72,376
Fair value gain of 59.76% interest held in Namisa			855,551
Goodwill amortization of Metalic	31,439	31,439
Tax incentives	14,358	22,673
Reversal of deferred tax in Namisa			(107,773)
Reversal of deferred tax in Prada			(46,681)
Other permanent deductions (additions)	7,537	16,490	(1,571)
Income tax and social contribution in profit for the period	(409,109)	(266,546)	(2,903,216)
	79%	-46%	172%

Currently, there is no sufficient evidence to support the recognition of deferred tax credits. For this reason, the Company maintains the tax credits arising from tax losses and negative basis of social contribution limited to 30% of the income tax and negative basis of deferred social contribution recognized in liabilities.

14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution recorded in non-current assets refer solely to tax losses and social contribution and were limited to 30% of the deferred income tax and social contribution recorded in liabilities. The remaining balance of tax losses and social contribution and the total temporary differences were written off and maintained in the Company’s tax books for future utilization and amounted as of December 31, 2017 and 2016, respectively, to R$ 3,044,137 and R$ 1,093,321 in 2017 and R$3,067,726 and R $ 1,095,848 in 2016.

	Consolidated
	Opening Balance	Movement			Opening balance	Movement			Closing Balance
	12/31/2015	Shareholders' Equity	Profit or loss	Others	12/31/2016	Shareholders ' Equity	Profit or loss	Others	12/31/2017

Deferred
Income tax losses	417,256		556,397	(2,853)	970,800		245,846	(79,412)	1,137,234
Social contribution tax losses	161,769		179,887	(1,027)	340,629		94,843	(28,588)	406,884
Temporary differences	(1,572,992)	71,769	(796,652)	9,700	(2,288,175)	26,778	(390,817)	(2,344)	(2,654,558)
- Provision for tax social security, labor, civil and environmental risks			7,615	3,398	256,936		12,963		269,899
- Provision for envieionmental liabilities	89,290		5,758		95,048		(8,197)		86,851
- Assets impairmant losses	87,152		6,756		93,908		(5,475)		88,433
- Inventory imparment losses	29,048		5,234	1,421	35,703		10,111		45,814
- (Gains )/ losses in financial instruments	(5,454)		3,154		(2,300)		1,388		(912)
- (Gains )/losses on available - for - sale financial assets	947,989	(242,060)			705,929	316,563			1,022,492
- Actuarial liability (pension and healthcare plan)	164,167	(15,387)	(14,202)		134,578	180,834	(41,065)	(1,289)	273,058
- Acrrued supplies and services	92,401		30,625	75	123,101		(55,385)		67,716
- Allowance for doubtful debts	38,614		1,751	1,643	42,008		5,208		47,216
- Goodwil on merger	9,211		(283)	(8,113)	815		(207)		608
- Unrealized ex change differences (1)	2,427,926		(838,275)		1,589,651	56,493	(134,992)		1,511,152
- (Gain) in control loss on Transnordestina	(224,096)		131,916		(92,180)				(92,180)
- Cash flow hedge accounting	516,831	(368,360)			148,471	(13,992)			134,479
- Aquisition Fair Value SWT/CBL	(299,574)	52,506	42,717	5,350	(199,001)	(21,143)	26,833		(193,311)
- Deferred taxes non computed	(1,673,904)	527,520	(175,915)	(2,138)	(1,324,437)	(566,173)	(3,255)	(115)	(1,893,980)
- (Losses) estimated/ reversals to deferred taxes credits	(3,173,048)	114,627	44,691		(3,013,730)	82,769	(123,056)		(3,054,017)
- Business Combination	(1,058,088)		(14,736)		(1,072,824)		32,288		(1,040,536)
- Others	212,620	2,923	(33,458)	8,064	190,149	(8,573)	(107,976)	(940)	72,660
Total	(993,967)	71,769	(60,368)	5,820	(976,746)	26,778	(50,128)	(110,344)	(1,110,440)

Total Deferred Assets	78,066				70,151				63,119
Total Deferred Liabilities	(1,072,033)				(1,046,897)				(1,173,559)
Total Deferred	(993,967)				(976,746)				(1,110,440)

 (1) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2013 up to 2017 such foreign subsidiaries generated profits amounting to R$ 926,161. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 302,482.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

14.c) Impairment test - Deferred taxes

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

• Steel Brazil;

• Cement.

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

14.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated
	12/31/2017	12/31/2016
Income tax and social contribution
Actuarial gains on defined benefit pension plan	171,473	30,234
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(175,649)	(33,400)
Changes in the fair value on available-for-sale financial assets	(525,107)	(33,796)
Actuarial gains and assets available for sale by incorporation	525,107	33,796
Exchange differences on translating foreign operations	(369,017)	(425,510)
Cash flow hedge accounting	134,478	109,813
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(134,478)	(109,813)
	(373,193)	(428,676)

15.   Tax installments programs

The position of the REFIS debts (refinancing program) and other tax installment payment plans, were recorded in current and non-current liabilities, as stated in the table of Note 13, are as follows:

				Consolidated
	Current		Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Federal REFIS Law 11.941/09	12,552	11,956	20,083	19,779
Federal REFIS Law 12.865/13	5,984	5,572	56,381	57,905
Other refinancing program	3,015	6,916	2,778	5,628
	21,551	24,444	79,242	83,312

REFIS debts refer to tax refinance programs launched by the Brazilian Federal Government to allow tax owners to pay their fiscal debts in installments. Usually, the adhesion to those programs by the companies allow them to benefit from relief of interest and penalties.

16.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
	Accrued liabilities		Judicial deposits
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Tax	113,451	119,523	52,542	62,035
Social security	74,522	62,574	50,098	48,614
Labor	451,173	485,422	202,104	186,823
Civil	148,212	137,857	22,752	23,179
Environmental	37,733	7,716	1,826	2,220
Deposit of a guarantee			10,029	8,387
	825,091	813,092	339,351	331,258

Classification:
Current	105,958	108,607
Non- current	719,133	704,485	339,351	331,258
	825,091	813,092	339,351	331,258

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2017 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2016	Additions	Accrued charges	Net utilization of reversal	12/31/2017
Tax	119,523	24,805	6,325	(37,202)	113,451
Social security	62,574	10,333	3,121	(1,506)	74,522
Labor	485,422	42,400	33,330	(109,979)	451,173
Civil	137,857	3,496	11,681	(4,822)	148,212
Environmental	7,716	33,549	221	(3,753)	37,733
	813,092	114,583	54,678	(157,262)	825,091

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

Labor lawsuits

As of December 31, 2017, the Group is a defendant in 8,778 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2017 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

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

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps. The main processes of environmental nature are listed below:

•       In 2010 we signed a Term for Undertaking (Termos de Ajustamento de Conduta ), or (“TAC”) with the State of Rio de Janeiro to study and make investments to update environmental control equipment at the steel plant UPV. In the TAC it was initially estimated investments in the amount of R$216 million, increased to R$260 million after the cost of projects was determined more precisely. In 2013 we signed an addendum to the TAC in order to enlighten certain issues, as well as to include further obligations established by the State Environmental Institute (“Instituto Estadual do Ambiente” or “INEA”), which resulted in additional investments of R$165 million, already made. The TAC signed in 2010 expired in 2015 and CSN, the State of Rio de Janeiro and INEA signed a new TAC in April 2016, which determined new investments amounting to R$178.5 million to adopt measures of adequacy at UPV, the payment of environmental fines of R$16 million and the amount of R$6.1 million as a compensatory measure to be applied in environmental programs in Volta Redonda. UPV was authorized to fully operate during the period this new TAC is in force by the protocol nº IN034283 (“Autorização Ambiental de Funcionamento” or “AAF”).

Within the context of the TAC signed in April 2016, upon the expiration of the environmental authorization, a renewal of the authorization was issued in December 2017 by the Deliberation CECA/CFL nº 6.141 under nº IN042958, allowing the full operation of UPV for 180 days which will expire on June 20, 2018. During this period we will continue seeking a final consensual solution to the environmental issues of UPV under discussion with the environmental institutions of the State of Rio de Janeiro.

•       In July 2012, the Public Ministry of the State of Rio de Janeiro initiated a public civil action against us to require us to (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the Public Ministry. The aforementioned schedule was presented and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded at the end of April 2014. Also, we were notified as to indemnification actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages.

•       In August 2013, the Public Federal Ministry initiated a similar action as the one described above. Up to date we discuss the proper forum to judge both public civil actions.

•       With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain áreas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. These claims are at initial stage and we are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•       In 2015, the Public Federal Ministry initiated a public civil action against us claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. In accordance with CONAMA Resolution  n.º 436/2011, we have to adjust the emission of particles to match to the current legal standards required by December 2018. We are fully compliant with the environmental rules in force.

•       In 2016, we were notified as to a new public civil action jointly initiated by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claims are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment. Due to the nature of this action and to the current stage of the pleading, this action is still considered as inestimable.

•       In 2004, the Public Federal Ministry initiated a public civil action against us for a supposedly environmental contamination and pollution of the Paraíba do Sul river caused by our industrial activities of UPV. The Court of the State of Rio de Janeiro maintained the condemnation previously given and reinforced the obligation of the Company to compensate eventual environmental damages. We appealed to the Superior Court of Justice which accepted the appeal and determined the pleading to return to the previous stage and nullified all the decisions previously given. A technical survey was also determined to be performed in the area.

•       A civil investigation is ongoing to assess (i) the environmental requisites to our project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our our environmental licenses, including the creation of a museum in Corumbá ecological station and the establishment of a Private Reserve of the Natural Heritage; and (iv) measures for preservation of the cultural heritage and adoption of compensatory measures. In February 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. The Ministerial Board has issued a clearance certificate to the major part of the TAC, except for three pending items that still remain open.

•       In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. We are currently under negotiation of a new execution schedule.

•       In relation to the mining activities matters, due to the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais initiated several civil investigations based on the inventory of tailing dams of the State released in 2014. Those procedures seek to find structures not assured by external auditors due to technical unstability or the technical stability was not assured due to the lack of documentation or technical data.

•       In March 2016 we were notified of a public civil action initiated against the State of Minas Gerais and the State Environmental Foundation (“FEAM”) questioning the stability of the structure of our tailing dam known as “BAIA 4” – a small structure built within the industrial area and used to collect particles generated during the process of ore filtration. That pleading was filed before the defense takes place due to out-of-date information. CSN was able to prove that BAIA 4 structure was steady which led to the filing of the action. In August 2016, we were notified of a new public civil action questioning the stability of the structure of our tailing dam known as “Dique do Engenho” (Engenho dam). We presented the documentation to the State authorities to prove the stability and safety of the Engenho dam “Dique do Engenho”. We expect this action to be also filed shortly.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on December 31, 2017and 2016.

		Consolidated
	12/31/2017	12/31/2016
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA (1) .	11,073,961	8,415,142
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa	2,623,179	2,457,855
Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,500,606	2,327,499
Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011)	1,858,640	1,644,898
Tax foreclosures - ICMS - Electricity credits	920,306	838,192
Installments MP 470 - alleged insufficiency of tax losses	704,739	652,553
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,685,648	1,505,079
Disallowance of the ICMS credits - Transfer of iron ore	499,006	570,997
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	275,233	279,511
Disallowance of the tax losses arising on adjustments to the SAPLI	491,862	455,214
Assessment Notice - ICMS - shipping and return merchandise for Industrialization	816,199	749,492
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	203,185	185,249
CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	290,249	348,512
Other tax (federal, state, and municipal) lawsuits	3,065,131	2,727,258
Assessment Notice - ICMS - Questions about sales to incentive zone	170,330
Social security lawsuits	278,600	263,951
Law suit applied by Brazilian antitrust authorities (CADE)	98,189	96,316
Other civil lawsuits	1,111,944	814,440
Labor and social security lawsuits	1,569,712	1,138,155
Environmental lawsuits - ACP TAC/PAC - Compliance with environmental obligations (2) .	216,878	203,486
Tax foreclosures - Fine of Volta Grande IV (3)	67,620	58,045
Others Enviromental lawsuits	117,858	113,741
	30,639,075	25,845,585

 1.    In February 2017, we were notified of the judgment of the Amendment of Judgment filed due the CARF’s decision on case, in which the Federal Revenue Service of Brazil challenges the capital gain on the alleged sale of 40% of NAMISA (currently CSN Mineração S.A.). The CARF, in short, agreed with the infringement notice. The Company, however, is taking of the lawfulness of the operation and, therefore, is evaluating the appropriate legal and procedural measures to reverse the decision. Currently we have been discussing the subject in several processes and there is a fiscal execution by which a portion of our assets, such as buildings, equipment, land, vehicles and fixtures and furniture, has been given as a guarantee. This processual scenario does not change our assessment and, accordingly, we maintain that contingency as possible.

2.      In 1995, the Municipality of Volta Redonda filed a civil action requesting compliance with the requirements of the Environmental Compensation Program (PAC) agreed between the municipality and CSN. In May 2008, despite the fact that CSN had demonstrated its compliance with the TAC / 1995, involving an approximate amount of R$ 16 million, the Municipality of Volta Redonda disagreed and requested payment of the obligations considered by the Municipality as outstanding. After the initial discussions, the Municipality of Volta Redonda filed a petition to execute the allegedly unfulfilled items, in the original amount of R$ 172 million, which was duly contested by the Company. The First Instance Judge appointed a team of experts to determine the outstanding obligations and the respective value involved. Currently, the process is suspended, at the request of both parties, with a view to negotiations for a possible agreement.

3.      On April 8, 2013, INEA imposed on CSN a fine of R$ 35 million in respect of the aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the civil suit filed in July 2012. In connection with the application of this fine, an annulment action was distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, seeking the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the fine imposed. The aforementioned Tax Enforcement action was distributed in May 2014 to the 4th Volta Redonda Active Debt Registry in the State of Rio de Janeiro. Currently, said enforcement action is suspended until the judgment of the annulment action, in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

17.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligation - ARO are as follows:

		Consolidated
	12/31/2017	12/31/2016
Environmental liabilities	255,517	273,475
Asset retirement obligations	81,496	73,589
	337,013	347,064

17.a) Environmental liabilities

As of December 31, 2017, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2017 was 10.54% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in IAS 37.

17.b) Asset retirement obligations

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

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore.

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

18.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49.21% of the voting shares.

Also integrating the Company’s control block are Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil, which hold interest in CSN’s voting capital of 4.29%, 0.29% and 0.36%, respectively.

Vicunha steel’s corporate structure is as follows:

Vicunha Steel S.A. – holds 67.92% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of National Steel S.A. and holds 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.24% of Vicunha Aços S.A. and holds 60% of Vicunha Steel S.A.

18.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction – Assets and Liabilities

	Consolidated
	Current		Non-Current		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Assets
Trade receivables (note 5)	115,388	129,837			115,388	129,837
Dividends receivable (note 5)	41,528	37,679			41,528	37,679
Actuarial asset (note 7)			111,281	119,854	111,281	119,854
Short-term investments/Investments	53	315,319			53	315,319
Loans (note 7)	2,441		554,694	479,960	557,135	479,960
Other receivables (note 7)	3,577	5,768	30,770	32,020	34,347	37,788
	162,987	488,603	696,745	631,834	859,732	1,120,437
Liabilities
Other payables (Note 13)
Accounts payable	57,008	10,927			57,008	10,927
Trade payables	81,063	50,623			81,063	50,623
Actuarial liabilities			41,937	28,004	41,937	28,004
	138,071	61,550	41,937	28,004	180,008	89,554

By transaction – Statement of Income

	12/31/2017	12/31/2016	12/31/2015
Revenues
Sales	880,145	878,992	725,285
Interest (Note 24)	61,549	60,964	65,084
Expenses
Purchases	(1,176,930)	(1,099,851)	(1,103,428)
Interest (Note 24)		(3,185)	(1,333)
Foreign exchange and monetary variation, net		(18,398)
	(235,236)	(181,478)	(314,392)

•       By company - Assets and Liabilities

						Consolidated
		Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,741		2,741
MRS Logística S.A.	40,828		40,828	100,749		100,749
CBSI - Companhia Brasileira de Serviços e	714		714	23,874		23,874
Infraestrutura
Transnordestina Logística S.A (1)	248	554,694	554,942	3,245		3,245
	41,790	554,694	596,484	130,609		130,609
Other related parties
CBS Previdência		111,281	111,281		41,937	41,937
Fundação CSN	1,829		1,829	518		518
Banco Fibra (2)	53		53
Usiminas				410		410
Panatlântica (3)	109,565	1,750	111,315	6,534		6,534
Ibis Participações e Serviços
Partifib Projetos Imobiliários	100		100
Vicunha Imóveis Ltda.
Vicunha Serviços Ltda.
	111,547	113,031	224,578	7,462	41,937	49,399
Associates
Arvedi Metalfer do Brasil S.A.	9,650	29,020	38,670
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554

•       By company - Statement of Income

				12/31/2017					12/31/2016				12/31/2015
	Sales	Purchases	Finance income and costs, net	Total	Sales	Purchases	Finance income and costs, net	Foreign exchange and monetary variation, net	Total	Sales	Purchases	Finance income and costs, net	Total
Joint ventures and Joint Operation
Nacional Minérios S,A, (2)										113,563	(198,378)	6,424	(78,391)
Itá Energética S.A		(32,275)		(32,275)		(32,363)			(32,363)
MRS Logística S,A,		(934,279)		(934,279)		(903,030)			(903,030)		(725,710)		(725,710)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	55	(150,758)		(150,703)	18	(138,374)			(138,356)	48	(166,945)		(166,897)
Transnordestina Logística S,A (3)	2,549	(7,916)	53,261	47,894	5,039	(8,505)	55,758		52,292			23,380	23,380
	2,604	(1,125,228)	53,261	(1,069,363)	5,057	(1,082,272)	55,758		(1,021,457)	113,611	(1,091,033)	29,804	(947,618)
Other related parties
CBS Previdência
Fundação CSN	13	(1,118)		(1,105)		(4,045)			(4,045)		(2,152)	3	(2,149)
Banco Fibra (2)			6,290	6,290			(844)	(18,398)	(19,242)			15,592	15,592
Usiminas		(427)		(427)	17,027	(6,026)			11,001	12,289	(1,230)		11,059
Panatlântica (3)	872,047	(43,949)		828,098	779,503				779,503	597,998			597,998
Ibis Participações e Serviços		(5,915)		(5,915)	47	(7,370)			(7,323)		(4,324)		(4,324)
Taquari Participações S,A											(130)		(130)
Partfib Projetos Imobiliários	2,821			2,821	3,082				3,082
Vicunha Imóveis Ltda.		(232)		(232)
Vicunha Serviços Ltda.		(61)		(61)
	874,881	(51,702)	6,290	829,469	799,659	(17,441)	(844)	(18,398)	762,976	610,287	(7,836)	15,595	618,046
Associates
Arvedi Metalfer do Brasil S,A,	2,660		1,998	4,658	31,026		2,995		34,021	1,387		2,465	3,852

Discontinued Operation
Cia Metalic Nordeste					43,250	(138)	(130)		42,982	61,684	(951)		60,733
Total	880,145	(1,176,930)	61,549	(235,236)	878,992	(1,099,851)	57,779	(18,398)	(181,478)	786,969	(1,099,820)	47,864	(264,987)

(1) Transnordestina Logística S.A: Assets: Refers mainly to contracts in R$: interest equivalent to 102.0% and 115.0% of CDI. On December 31, 2017, the borrowings carrying amounts totaled to R$507,009 (R$459,762 as of December 31, 2016).
(2) Banco Fibra S.A: Assets: Refers to financial investments in CDB and Time deposit – at market rate
(3) Panatlantica:Receivables from the sale of steel products.

18.c) Other unconsolidated related parties

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

•       Ibis Participações e Serviços Ltda, Ibis Agraria e Partifib Projetos Imobiliários

These companies are under the control of a member of the Company's management.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., a direct owner of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Taquari Asset

Belonging to the Vicunha Group, Taquari Asset is the company responsible for managing the third-party funds, funds and / or portfolios.

•       Companies under control of one of the Company’s Board member

•         Ibis Participações e Serviços Ltd.

•         Ibis Agrária Ltd.

•         Partifib Projetos Imobiliários Ltd.

•         Vicunha Imóveis Ltd.

•         Vicunha Serviços Ltd.

18.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2017.

	12/31/2017	12/31/2016	12/31/2015
	Statement of Income
Short-term benefits for employees and officers	39,721	71,852	47,578
Post-employment benefits	110	306	311
	39,831	72,158	47,889

The remuneration of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

19.   SHAREHOLDERS' EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2017 and December 31, 2016 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

19.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2017 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

19.d) Ownership structure

As of December 31, 2017, the Company’s ownership structure was as follows:

			12/31/2017			12/31/2016
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	303,590,364	21.88%	22.37%	323,546,664	23.32%	23.84%
BM&FBovespa	274,651,269	19.79%	20.24%	254,694,969	18.36%	18.77%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

19.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)    In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of December 31, 2017, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 12/31/2017(*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 253,765

(*) Using the last share average quotation on B3 S.A. - Brasil, Bolsa, Balcão (former BM&FBovespa) as of December 31, 2017 of R$8.35 per share.

19.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/(loss) attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	12/31/2017	12/31/2016	12/31/2015
	Common Shares
(Loss) profit for the year
Continued operations	10,272	(925,186)	(1,216,033)
Discontinued operations	-	(9,561)	1,911
	10,272	(934,747)	(1,214,122)
Weighted average number of shares	1,357,133,047	1,357,133,047	1,357,150,010
Basic and diluted EPS
Continued operations	0.00757	(0.68172)	(0.89602)
Discontinued operations	-	(0.00704)	0.00141
	0.00757	(0.68876)	(0.89461)

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

20.   PAYMENT TO SHAREHOLDERS

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

The following table shows the history of deliberate and paid dividends:

Approval		Payment
Approval Year	Dividends	Payment Year	Dividends
2014	700,000	2014	424,939
	-	2015	274,917
2015	275,000	2015	274,918
2016 (*)		2016	53
2017 (*)		2017
Total approved	975,000	Total paid	974,827

 (*) There is no dividend deliberation on the year of 2016 and 2017.

21.     NET SALES AND SERVICES REVENUE

Net sales and services revenue is comprised as follows:

	12/31/2017	12/31/2016	12/31/2015
Gross revenue
Domestic market	11,487,011	10,206,195	10,212,748
Foreign market	9,980,572	9,571,630	7,725,818
	21,467,583	19,777,825	17,938,566
Deductions
Sales returns and discounts	(262,989)	(190,415)	(297,957)
Taxes on sales	(2,679,993)	(2,438,461)	(2,378,912)
	(2,942,982)	(2,628,876)	(2,676,869)
Net revenue	18,524,601	17,148,949	15,261,697

22.   EXPENSES BY NATURE

	12/31/2017	12/31/2016	12/31/2015
Raw materials and inputs	(5,404,801)	(4,518,718)	(4,858,070)
Labor cost	(2,400,579)	(2,482,111)	(1,887,735)
Supplies	(1,451,437)	(1,384,437)	(1,095,576)
Maintenance cost (services and materials)	(1,145,974)	(1,203,294)	(1,069,404)
Outsourcing services	(3,424,439)	(3,492,520)	(3,284,238)
Depreciation, amortization and depletion (Note 11 a)	(1,408,765)	(1,278,816)	(1,130,869)
Other	(591,094)	(495,274)	(314,730)
	(15,827,089)	(14,855,170)	(13,640,622)

Classified as:
Cost of sales and services	(13,596,141)	(12,640,042)	(11,740,101)
Selling expenses	(1,815,107)	(1,696,896)	(1,430,189)
General and administrative expenses	(415,841)	(518,232)	(470,332)
	(15,827,089)	(14,855,170)	(13,640,622)

The depreciation, amortization and depletion additions for the year were distributed as follows:

		Consolidated
	12/31/2017	12/31/2016

Production costs	1,376,862	1,241,425
Sales expenses	8,851	9,163
General and Administrative Expenses	23,052	28,228
	1,408,765	1,278,816
Other operating expenses (*)	44,570	43,681
	1,453,335	1,322,497

(*) Refers mainly to the amortization of intangible assets, see note 23.

23.   OTHER OPERATING INCOME (EXPENSES)

	12/31/2017	12/31/2016	12/31/2015
Other operating income
Indemnities/gains on lawsuits	6,106	26,871	5,189
Rentals and leases	1,841	1,483	1,150
Reversal of provisions			5,020
Dividends received	3,248	567	5,794
Extemporaneous PIS/COFINS credits		203,504	234,287
Contractual fines	2,970	2,501	2,200
Gain on business combination		66,496	3,297,499
Actuarial pension plan	36,952	48,790	8,702
Gain on sales of assets held for sale		252,023
Monetary adjustment related to the Eletrobrás compulsory loan (*)	755,151
Other revenues	18,018	61,274	50,506
	824,286	663,509	3,610,347

Other operating expenses
Taxes and fees	(136,348)	(88,249)	(13,999)
Write-off / (Provision) of judicial deposits	(38,258)	(64,886)	(24,145)
Expenses with environmental liabilities, net	(7,156)	(5,023)	(41,697)
Expenses from tax, social security, labor, civil and environmental law suits	(95,744)	(151,534)	(273,890)
Contractual fines		(16,624)	(309)
Depreciation of unused equipment and amortization of intangible assets (Note 22)	(44,570)	(43,681)	(41,068)
Write off of PP&E and Intangible assets (Note 9 and 10)	(28,127)	(88,339)	(6,466)
Losses /reversals estimated in inventories	(12,903)	(17,236)	1,154
Losses on spare parts	(2,872)	(12,080)	(55,790)
Studies and project engineering expenses	(32,956)	(31,156)	(38,138)
Research and development expenses	(3,944)	(2,269)	(3,363)
Advisory expenses	(3,419)	(20,865)	(15,888)
Healthcare plan expenses (Note 28 f)	(97,837)	(80,489)	(56,838)
Impairment of available-for-sale financial assets			(555,298)
REFIS effect - Law 11,941/09 and Law 12,865/13			(4,801)
Provisions/(Provision) for industrial restructuring	5,807	96,390	(122,854)
Hedge cash flow realized (Note 12 b)	(92,140)	(77,444)	(11,439)
Impairment of fair value of Transnordestina		(387,989)
Other expenses	(56,477)	(85,256)	(76,362)
	(646,944)	(1,076,730)	(1,341,191)
Other operating income (expenses), net	177,342	(413,221)	2,269,156

(*) This is a net amount, certain and due, arising from the final judicial decision favorable to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in sentencing the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The final judicial decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the right to receive this value is certain. Thus, in line with our legal and accounting advisors, we recognize the credits in noncurrent assets against the result of Other Operating Revenues.

24.   FINANCIAL INCOME (EXPENSES)

	12/31/2017	12/31/2016	12/31/2015
Financial income
Related parties (Note 18 b)	61,549	60,964	65,084
Income from short-term investments	162,292	301,401	212,826
Gain from derivative	28,503	5,829	870
Gain on repurchase of debt securities		146,214	166,642
Other income (*)	42,730	129,182	42,298
	295,074	643,590	487,720
Financial expenses
Borrowings and financing - foreign currency	(827,841)	(930,508)	(938,047)
Borrowings and financing - local currency	(1,610,714)	(2,229,849)	(2,116,149)
Related parties (Note 18 b)		(3,185)	(1,333)
Capitalized interest (Notes 9 and 29)	91,957	215,794	166,366
Losses on derivatives		(362)	(4,956)
Interest, fines and late payment charges	(72,343)	(38,002)	(20,511)
Commission and bank fees	(159,088)	(155,249)	(81,594)
PIS/COFINS over financial income	(21,926)	(39,154)	(23,699)
REFIS effect net- Law 11,941/09
Other financial expenses (**)	(142,296)	(102,450)	(105,050)
	(2,742,251)	(3,282,965)	(3,124,973)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(10,556)	7,865	44,422
Exchange differences, net	(5,665)	921,310	(1,618,659)
Exchange gain (losses) on derivatives	(229)	(812,227)	846,328
	(16,450)	116,948	(727,909)

Financial expenses	(2,758,701)	(3,166,017)	(3,852,882)

Financial expenses, net	(2,463,627)	(2,522,427)	(3,365,162)

Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap			(18)
Dollar-to-real swap (NDF)			785,702
Future Dollar		(805,760)	25,381
Dollar-to-euro swap (NDF)			39,668
Dollar-to-euro swap	(229)	(6,467)	(4,405)
	(229)	(812,227)	846,328

Swap Pré x CDI		(299)	(4,956)
Swap CDI x Pré		(63)	870
Future DI	28,503	5,829
	28,503	5,467	(4,086)
	28,274	(806,760)	842,242

(*) Refers substantially an updating of tax credits.

(**) Refers substantially IOF (tax on financial transactions) and provision for IRRF (Corporate Income Tax) / CSLL (Social Contribution on Profit).

25.   SEGMENT INFORMATION

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

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil, consolidating the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining.

The high quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., company with mining units and tin casting, in the state of Rondonia.

•          Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I) ;and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon.. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999, that uses the residual gases produced by the steel mill itself.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos/MG, where the Company already operates a clinker kiln using its limestone of a company-owned mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

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

								12/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads	#N/D
Metric tons (Thou)- (unaudited (*)	4,921,719	32,576,843				3,313,061	(5,359,571)
Net revenues
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Total Net Revenue (note 21)	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601
Cost of sales and services	(10,537,547)	(3,005,840)	(156,997)	(1,024,696)	(285,085)	(512,762)	1,926,786	(13,596,141)
Gross profit	2,421,476	1,615,131	81,243	391,916	122,586	(25,633)	321,741	4,928,460
General and administrative expenses	(963,822)	(158,958)	(27,943)	(94,921)	(27,098)	(80,823)	(877,383)	(2,230,948)
Depreciation (note 22)	658,587	490,805	15,752	294,571	17,265	121,801	(190,016)	1,408,765
Proportionate EBITDA of joint ventures							538,170	538,170
Adjusted EBITDA	2,116,241	1,946,978	69,052	591,566	112,753	15,345	(207,488)	4,644,447

Sales by geographic area
Asia	23,364	3,592,226					885,961	4,501,551
North America	2,009,337							2,009,337
Latin America	506,951							506,951
Europe	2,564,823	197,701						2,762,524
Others	35,996	1,776						37,772
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Total	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601

								12/31/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou). - (unaudited)(*)	4,857,174	36,983,297				2,814,476	(4,062,774)
Net revenues
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Total Net Revenue (note 21)	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949
Cost of sales and services	(9,393,237)	(3,099,236)	(141,542)	(914,361)	(195,994)	(467,373)	1,571,701	(12,640,042)
Gross profit	2,122,671	1,482,667	66,180	405,546	73,101	23,235	335,507	4,508,907
General and administrative expenses	(914,927)	(185,149)	(25,180)	(83,020)	(25,196)	(74,528)	(907,128)	(2,215,128)
Depreciation (note 22)	679,074	461,287	13,430	227,792	17,140	73,030	(192,937)	1,278,816
Proportionate EBITDA of joint ventures							502,345	502,345
Adjusted EBITDA	1,886,818	1,758,805	54,430	550,318	65,045	21,737	(262,213)	4,074,940

Sales by geographic area
Asia	30,815	3,519,713					843,340	4,393,868
North America	1,891,865							1,891,865
Latin America	259,640							259,640
Europe	2,324,580	434,378						2,758,958
Others	28,921	85,784						114,705
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Total	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949

							12/31/2015
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses / elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (unaudited)(*)	4,990,299	23,861,003				2,181,731
Net revenues
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,295,907)	7,682,533
Foreign market	4,445,813	3,012,027					121,324	7,579,164
Total Net Revenue (note 23)	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,174,583)	15,261,697
Cost of sales and services	(9,126,889)	(2,323,687)	(141,809)	(788,046)	(195,644)	(330,263)	1,166,237	(11,740,101)
Gross profit	2,076,110	863,563	70,920	368,887	48,905	101,557	(8,346)	3,521,596
General and administrative expenses	(955,247)	(69,602)	(20,473)	(89,678)	(23,186)	(72,894)	(669,441)	(1,900,521)
Depreciation (note 11 a)	670,496	377,344	12,777	189,361	17,073	46,505	(182,687)	1,130,869
Proportionate EBITDA of joint ventures							499,475	499,475
Adjusted EBITDA	1,791,359	1,171,305	63,224	468,570	42,792	75,168	(360,999)	3,251,419

Sales by geographic area
Asia	16,980	2,836,505					122,267	2,975,752
North America	1,901,989							1,901,989
Latin America	376,458	42,730					(943)	418,245
Europe	2,104,944	132,792						2,237,736
Others	45,442							45,442
Foreign market	4,445,813	3,012,027					121,324	7,579,164
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,295,907)	7,682,533
Total	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,174,583)	15,261,697

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures .

•         EBITDA and Adjusted EBITDA

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	12/31/2017	12/31/2016	12/31/2015
Net income (loss) for the year	111,229	(853,058)	(1,215,964)
Result from Discontinued Operations		9,561	(1,911)
Depreciation/Amortization/Depletion (Note 22)	1,408,765	1,278,816	1,130,869
Income tax and social contribution (Note 14)	409,109	266,546	2,903,216
Financial income (cost) (Note 24)	2,463,627	2,522,427	3,365,162
EBITDA	4,392,730	3,224,292	6,181,372
Other operating (income) expenses (Note 23)	(177,342)	413,221	(2,269,156)
Equity in results of affiliated companies	(109,111)	(64,918)	(1,160,272)
Proportionate EBITDA of joint ventures	538,170	502,345	499,475
Adjusted EBITDA (*)	4,644,447	4,074,940	3,251,419

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

26.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, composed by the president and ten members, six chosen by CSN, and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan that was discontinued on September 16, 2013. As from that date, all new employees must join the CBSPrev Plan, structured in the defined contribution modality, created also in September 2013.

As of December 31, 2017 CBS had 35,176 participants (34,051 as of December 31, 2016), of whom 20,734 were active contributors (19,442 as of December 31, 2016), 13,587 were retired employees (13,783 as of December 31, 2016), and 855 were related beneficiaries (826 as of December 31, 2016). Out of the total participants as of December 31, 2017, 11,367 belonged to the defined benefit plan, 12,567 to the mixed plan, 1,141 to the CBSPrev Namisa plan, and 10,101 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2017 and 2016 CBS held 20,143,031 common shares of CSN. The total plan assets of the entity amounted to R$5.1 billion as of December 31, 2017 (R$5.0 billion as of December 31, 2016). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

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

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2017 and 2016, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

26.a) Description of the pension plans

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

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan is closed since July 2017.

26.b) Investment policy

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

26.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to IAS 19 Employee Benefits.

	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	Actuarial asset		Actuarial liabilities
Pension plan benefits (Note 9 and 15)	(111,281)	(119,854)	41,937	28,004
Post-employment healthcare benefits			866,784	691,262
	(111,281)	(119,854)	908,721	719,266

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2017	12/31/2016
Present value of defined benefit obligation	3,077,849	2,872,442
Fair value of plan assets	(3,305,356)	(3,193,493)
Deficit (Surplus)	(227,507)	(321,051)
Restriction to actuarial assets due to recovery limitation	158,163	229,201
Liabilities (Assets), net	(69,344)	(91,850)
Liabilities	41,937	28,004
Assets	(111,281)	(119,854)
(Assets) liabilities recognized in the balance sheet	(69,344)	(91,850)

The movement in the present value of the defined benefit obligation during 2017 is as follows:

	12/31/2017	12/31/2016
Present value of obligations at the beginning of the year	2,872,442	2,430,381
Cost of service	1,285	1,244
Interest cost	322,359	311,361
Benefits paid	(284,777)	(264,287)
Actuarial loss/(gain)	166,540	393,743
Present value of obligations at the end of the year	3,077,849	2,872,442

The movement in the fair value of the plan assets during 2017 is as follows:

	12/31/2017	12/31/2016
Fair value of plan assets at the beginning of the year	(3,193,493)	(2,684,736)
Interest income	(360,013)	(345,521)
Benefits paid	284,777	264,287
Expected return on plan assets (less interest income)	(36,627)	(427,523)
Fair value of plan assets at the end of the year	(3,305,356)	(3,193,493)

The amounts recognized in the income statement for the year ended December 31, 2017 and 2016 are comprised as follows:

	12/31/2017	12/31/2016	12/31/2015
Cost of current service	1,285	1,244	1,807
Interest cost	322,359	311,361	293,533
Expected return on plan assets	(360,013)	(345,521)	(322,460)
Interest on the asset ceiling effect	26,843	22,189	18,422
	(9,526)	(10,727)	(8,698)
Total unrecognized costs (income) (*)	6	7	4
Total (income) recognized in the income statement	(9,532)	(10,734)	(8,702)
Total (income), net (*)	(9,526)	(10,727)	(8,698)

(*) Effect of the limit of IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2017 is as follows:

	12/31/2017	12/31/2016	12/31/2015
Actuarial losses and (gains)	166,540	393,743	(137,859)
Return on plan assets (less interest income)	(36,627)	(427,523)	147,728
Change in the asset’s limit (excluding the interest revenue)	(97,882)	41,796	(4,208)
	32,031	8,016	5,661
Actuarial losses and (gains) recognized in other comprehensive income	32,037	8,023	5,665
Unrecognized actuarial (gains)	(6)	(7)	(4)
Total cost of actuarial losses and (gains) (*)	32,031	8,016	5,661

(*) Actuarial (gain)/loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by IAS 19:

12/31/2017
Loss due to change in demographic assumptions	(3,488)
Loss due to change in financial assumptions	264,638
Loss due to experience adjustments	(94,610)
Return on plan assets (less interest income)	(36,627)
Change in the asset’s limit (excluding the interest revenue)	(97,882)
Actuarial losses and (gains)	32,031

The main actuarial assumptions used were as follows:

	12/31/2017	12/31/2016
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value

Nominal discount rate		Milenium Plan: 11.68%, Plan 35% and Suplementation: 11.72%
Milênnium Plan : 10.42%
Plan 35%: 10.30% and Supplementation: 10.32%

Inflation rate	5.00%	5.50%
Nominal salary increase rate	6.05%	6.56%
Nominal benefit increase rate	5.00%	5.50%
Rate of return on investments		Milenium Plan: 11.68%, Plan 35% and Suplementation: 11.72%
Milênnium Plan: 10.42%
Plan 35% :10.30% and Supplementation: 10.32%

General mortality table	35% and Average Salary Supplementation Plans : AT 2000 segregated by gender (10% smoothed)	Milenium Plan, 35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Plan 35% and Supplementation: Light Média Millênnium Plan: Prudential ( retirement)	Light Median
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 5% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2017		12/31/2016
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	19.55
Female	23.02	22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	42.69	41.59
Female	46.29	45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2017		12/31/2016
Variable income	50,966	1.54%	62,904	1.97%
Fixed income	3,085,783	93.36%	2,966,272	92.88%
Real estate	44,083	1.33%	42,383	1.33%
Others	124,524	3.77%	121,934	3.82%
Total	3,305,356	100.00%	3,193,493	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2017 was R$41,544 (R$35,798 as of December 31, 2016).

26.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2017.

For the mixed supplementary benefit plan, contributions in the amount of R$26,170 are forecasted to be paid in 2018 for the portion of defined contribution and R$784 for the portion of defined benefit (risk benefit).

26.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2017 is as follows:

                                                                                                                                                                        12/31/2017

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	246	(320)	879	(919)	(656)	491
Effect on present value of obligations	(15,691)	15,342	(75,107)	82,773	(46,256)	49,545

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					330	(283)
Effect on present value of obligations					2,588	(2,221)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,799	(1,646)	8,896	(8,120)	5,555	(4,993)
Effect on present value of obligations	17,563	(16,073)	86,537	(79,006)	53,031	(47,660)

Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,045)	1,041	(4,623)	4,564	(894)	904
Effect on present value of obligations	(10,158)	10,116	(44,773)	44,205	(9,417)	9,425

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2017
Year 1	276,660
Year 2	285,841
Year 3	294,923
Year 4	303,858
Year 5	312,591
Next 5 years	1,682,216
Total forecast payments	3,156,089

26.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2017	12/31/2016
Present value of obligations	866,784	691,262
Liabilities	866,784	691,262

The reconciliation of the healthcare liabilities is as follows:

	12/31/2017	12/31/2016
Actuarial liability at the beginning of the year	691,262	489,074
Expenses recognized in income for the year	77,269	62,342
Sponsor's contributions transferred in prior year	(72,192)	(70,411)
Recognition of loss/(gain) for the year	170,445	210,257
Actuarial liability at the end of the year	866,784	691,262

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2017	12/31/2016	12/31/2015
Actuarial gain (loss) on obligation	170,445	210,257	(97,501)
Gain (loss) recognized in shareholders' equity	170,445	210,257	(97,501)

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2017	12/31/2016
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2017	12/31/2016
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability moratality table	Winklevoss with death probabilities reduced by 1% in all ages	Winklevoss with death probabilities reduced by 1% in all ages
Financial
Actuarial nominal discount rate	10.34%	11.73%
Inflation	5.00%	5.50%
Nominal increase in medical cost based on age	0.5% - 3.00%real a.a	0.5% - 3.00%real a.a
Nominal medical costs growth rate	8.41%	8.93%
Average medical cost	1,001.69	698,57

26.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2017 is as follows:

		12/31/2017
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	248	660
Effect on present value of obligations	(33,996)	36,985

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	8,150	(6,698)
Effect on present value of obligations	78,813	(67,670)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,059)	2,040
Effect on present value of obligations	(19,906)	19,728

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2017
Year 1	75,009
Year 2	78,161
Year 3	81,121
Year 4	83,850
Year 5	86,296
Next 5 years	456,301
Total forecast payments	860,738

27.   COMMITMENTS

27.a) Take-or-pay contracts

As of December 31, 2017 and 2016, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period (in millions of R$)
Type of service	2016	2017	2018	2019	2020	2021	After 2021	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	873,186	957,373	877,288	877,288	854,609	732,391	3,602,687	6,944,263
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	621,551	563,743	246,624	36,159	36,159	36,159		355,101
Processing of slag generated during pig iron and steel production	49,487	8,880	6,012	6,012	6,012	6,012	7,515	31,563
Manufacturing, repair, recovery and production of ingot casting machine units.	36,765	52,103	18,118	5,665				23,783
	1,580,989	1,582,099	1,148,042	925,124	896,780	774,562	3,610,202	7,354,710

27.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2017 fall due according to the schedule set out in the following table:

Concession	Type of service	2018	2019	2020	2021	After 2021	Total
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,069	9,069	9,069	9,069	54,414	90,690
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession was renewable and the agreement expires in 2047.	107,296	107,296	107,296	107,296	2,789,696	3,218,880
Tecon	25-year concession started in July 2001. On May 10, 2017,, was approved the Decree nº 9,048, which changes de concession extension period for port operations. It was established that the requested extension period, added to the initial period, cannot exceed 70 years.	30,958	30,958	30,958	30,958	139,309	263,141
		147,323	147,323	147,323	147,323	2,983,419	3,572,711

27.c) Projects and other commitments

•          Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts a 52% progress which was estimated to be concluded in 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A.,the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057 and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) capital contribution by CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

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

In relation to the rail network I, operated by Ferrovia Transnordestina Logística S.A.(“FTL”), there is an administrative procedure with the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Terms of Undertaking) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties, among them the forfeiture. The Concessionaire has not appealed against such decision, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

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

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, and Sepetiba Tecon. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

			Consolidated
	12/31/2017	12/31/2016	12/31/2015
Income tax and social contribution paid	268,847	456,227	134,920
Addition to PP&E with interest capitalization (note 9 and 24)	91,957	215,794	166,366
Acquisition of fixed assets through loans.	4,265	7,437	566,413
Capitalization in subsidiaries without cash	20,264		3,229
	385,333	679,458	870,928

30.   INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s executive published in the press in April 2017, based on testimonials to the Court, the Audit Committee decided to engage a specialized forensic service to conduct an external independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract on which there would have been alleged undue payments, in the form of bonus, in order to reimburse payments made to political parties), as well as to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the issues investigated. Consequently, the Company understands that there is no basis to justify the recording of any provision for losses or the disclosure of contingency. In October 2017, following what was determined by the Federal Supreme Court in Brazil, the Federal Police Department initiated an investigation to clear the facts mentioned in the given testimony. Until this date, nothing was confirmed by the investigation.

31.   SUBSEQUENT EVENTS

•       Debt renegotiation

In February 2018 the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil S.A. (“BB”) related to the issuance of its own Export Credit Notes as well as the issuances of its subsidiary CSN Mineração, moving maturity dates from 2018 through 2022 to dates until December 2024, giving as collateral some of our preferred shares of Usiminas (USIM5). Additionally, the Company is under similar negotiation with Caixa Econômica Federal (“CEF”) to postpone maturity dates of its debt, having the primary conditions favorably appreciated by the Directive Council of CEF.

•       Debt issuance

In February 2018 the Company issued debt instruments (“Notes”) through its wholly-owned subsidiary CSN Resources S.A. in the amount of US$350 million, with maturity date in 2023 and annual interests of 7.625%. In conjunction with the debt issuance, the Company made a repurchase offer (“Tender Offer”) of the outstanding Notes previously issued by CSN Islands XI Corp and CSN Resources S.A., wholly-owned subsidiaries of the Company, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

•    Debt Amortization

The Company paid in advance on February 15 and March 5, 2018 the amounts of US$ 208 million and US$ 148 million, respectively, of foreign debt ("Bonds") totaling US$ 356 million.

•    Transaction with the related party Banco Fibra

During the first quarter of 2018 we purchased US$23 million of 8,125% p.a. of Notes issued by Banco Fibra, with maturity date in February 2028.

•    Sale of shares held in treasury

In April 2018 we sold 22,981,500 shares that were held in treasury at the unit average price of R$7.86, equivalent to R$181MM, and were sold at the unit average price of R$9.29, totaling cash inflows in the amount of R$213MM. The surplus of R$32MM between the sale price of the shares and their purchase price was recognized in the capital reserve.

MRS Logística S.A.

Financial statements at

December 31, 2017

and independent auditor’s report

Independent auditor's report
on the financial statements

To the Board of Directors and Stockholders

MRS Logística S.A.

Opinion

We have audited the accompanying financial statements of MRS Logística S.A. (the "Company"), which comprise the balance sheet as at December 31, 2017 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MRS Logística S.A. as at December 31, 2017, and its financial performance and its cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters

FS-R1

MRS Logística S.A.

Our audit for the year ended December 31, 2017 was planned and performed considering that the Company's operations did not change significantly in relation to the prior year. In this context, the key audit matters, as well as our audit approach, remained mainly in line with those of the prior year.

Why it is a key audit matter	How the matter was addressed in the audit

Revenue recognition (Notes 2.20 and 27)

Net revenue of services recognized by the Company amounts to R$ 3,493 million for the year ended December 31, 2017. The Company's revenue is comprised of railroad cargo transportation, wagon stay and freight-sharing services. These services are provided based on medium- and long-term contracts, and penalties are imposed for non-compliance with minimum annual load volumes on some customers (Take or Pay).

This remains an area of focus in our audit due to the significance of revenue, the diversity of contractual conditions that involve multiple elements and the collection of penalties on unfilled volumes, which are the basis for determining revenue recognition from services and/or contractual penalties in the correct period.

As audit response, our approach included, among others, the following key procedures:

•     We updated our understanding of the relevant internal controls of the billing and accounts receivable process, as well as the relevant information technology systems that support these processes and controls.

•     We compared the information contained in the billing system with the revenue recognized in the accounting system.

•     We checked, on a sample basis, the supporting documentation of the revenue, as well as the subsequent financial settlement to confirm that the amounts were recognized in the correct period, identifying and reporting adjustments to management, which were not considered significant in the context of the financial statements.

•     For selected contracts, we confirmed that the calculations of revenue performed by the Company considered the terms of the contracts.

Our audit procedures showed that the criteria and assumptions adopted by management for the measurement and recording of revenue are reasonable and are in accordance with the standard for revenue recognition with respect to the appropriate period.

Provisions and contingent liabilities - tax, civil and labor (Notes 2.14, 3(d) and 24.1)

As described in Note 24.1, the Company is a defending party in tax, civil and labor lawsuits for which management records a provision based on estimates in cases where it considers that there is a probable loss.

Determining the likelihood of success in pending lawsuits, as well as estimating the amounts of the probable losses, involves critical judgments by the Company's management, as it depends on future events that are not under management's control. In this context, the development of these claims in the various levels of courts and the complexity of the legal system may result in different outcomes than those expected by management and its legal advisors. Additionally, changes in jurisprudence may also require revisions of management's estimates.

Our audit procedures included, among others, the update of our understanding of the relevant internal controls of the procedures for the identification, evaluation, measurement and disclosure of provisions.

Furthermore, we obtained confirmation from the external legal advisors regarding the likelihood of loss for the major lawsuits and the amounts estimated as possible and probable losses.

We assessed the reasonableness of management's and legal counsel's estimates for certain lawsuits, considering their development and any precedents that might exist.

We consider that the criteria and assumptions adopted by management to determine the provisions and the disclosures are consistent with the information received during our audit.

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

FS-R3

MRS Logística S.A.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

FS-R4

MRS Logística S.A.

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

FS-R5

MRS Logística S.A.

Balance sheet

on December 31

In thousands of reais

ASSETS	Notes	2017	2016

CURRENT ASSETS
Cash and Cash Equivalents	6	422,786	296,099
Restricted Cash	7	62,191	49,065
Trade accounts receivable	8	25,804	28,719
Accounts receivable from related parties	9	252,782	144,115
Other receivables	10	2,957	8,879
Inventories	11	85,893	91,906
Taxes recoverable	12	96,082	107,852
Prepaid expenses	13	17,640	24,699
Derivative Financial Instruments	20	39,584	-
Other current assets	14	14,912	7,452
Total current asset		1,020,631	758,786

NON-CURRENT ASSETS
Restricted Cash	7	1,689	-
Accounts receivable from related parties	9	145,120	154,632
Other receivables	10	53,996	49,968
Taxes recoverable	12	43,172	59,508
Prepaid expenses	13	151,926	160,089
Derivative Financial Instruments	20	35,934	85,522
Other non-current assets	14	104,140	88,858
Property, plant and equipament	15	6,234,458	6,179,512
Intangible assets	16	42,853	35,930
Total non-current asset		6,813,288	6,814,019

TOTAL ASSET		7,833,919	7,572,805

			(continued)

MRS Logística S.A.

Balance sheet

on December 31

In thousands of reais

LIABILITIES AND EQUITY	Notes	2017	2016

CURRENT LIABILITIES
Suppliers		220,968	222,769
Labor and social security obligations	17	169,942	159,669
Income taxes	18	131,049	126,867
Other tax liabilities	18	28,787	23,742
Loans and financing	19	672,332	628,614
Derivative financial instruments	20	10,131	24,877
Liabilities due to related parties	9	39,528	3,031
Dividend payables	9 and 21.	109,642	99,261
Concession and lease payable	22	67,120	67,803
Customer advances		2,185	3,033
Provisions	24	30,589	24,664
Other accounts paybles		3,113	9,480
Other current liabilities		8,809	-
Total current liabilities		1,494,195	1,393,810

NON-CURRENT LIABILITIES
Suppliers		38,911	18,492
Loans and financing	19	2,056,497	2,176,357
Liabilities due to related parties	9	14,571	16,303
Concession and lease payables	22	60,764	68,388
Customer advances		19	380
Deferred taxes	23.b	235,569	270,185
Provisions	24	375,076	322,667
Other accounts paybles		3,036	3,415
Total non-current liabilities		2,784,443	2,876,187

TOTAL LIABILITIES		4,278,638	4,269,997

EQUITY
Share capital	25.a	1,597,362	1,487,756
Allocation for share capital increase	33	121,078	109,606
Revenue reserves:		1,827,986	1,696,528
Legal reserve	25.c	269,285	246,222
Retentions for investments	25.d and 33	1,449,155	1,351,139
Proposed additional dividend	25.e	109,546	99,167
Equity adjustments	25.f	8,855	8,918
Total equity		3,555,281	3,302,808

TOTAL LIABILITIES AND EQUITY		7,833,919	7,572,805

The accompanying notes are integral part of the financial statements.

MRS Logística S.A.

Income Statement

Years ended on December 31

In thousands of reais

	Notes	2017	2016	2015

NET REVENUE	27	3,492,805	3,279,420	3,172,744
Cost of services	28	(2,307,108)	(2,208,786)	(2,095,614)

GROSS PROFIT		1,185,697	1,070,634	1,077,130

OPERATIONAL INCOME (EXPENSES)
Sales expenses	28	(11,700)	37,977	(10,322)
General and administrative expenses	28	(196,338)	(214,623)	(205,947)
Other operational income	29	183,134	307,626	150,916
Other operational expenses	29	(258,247)	(291,167)	(311,049)

OPERATIONAL INCOME		902,546	910,447	700,728

FINANCIAL RESULT
Financial income	30	130,422	343,199	461,631
Financial expenses	30	(317,717)	(592,499)	(710,621)
		(187,295)	(249,300)	(248,990)

INCOME BEFORE INCOME TAXES		715,251	661,147	451,738

INCOME TAXES
Current	23.a	(288,279)	(297,221)	(123,208)
Deferred	23.a	34,278	53,619	(32,732)

NET INCOME FOR THE YEAR		461,250	417,545	295,798

OUTSTANDING SHARES
- THOUSANDS	25.a	340,000	340,000	340,000

EARNINGS PER ONE THOUSAND SHARES
SECURITIES		1,356.62	1,228.07	869.99
BASIC EARNINGS:
COMMON SHARE	26	1.30	1.18	0.83
PREFERENCE SHARES	26	1.43	1.29	0.92

DILUTED EARNINGS:
COMMON SHARE	26	1.30	1.18	0.83
PREFERENCE SHARES	26	1.43	1.29	0.92

The accompanying notes are integral part of the financial statements.

FS-3

MRS Logística S.A.

Comprehensive Income Statement

Years ended on December 31

In thousands of reais

	Note	2017	2016	2015

NET PROFIT FOR THE YEAR		461,250	417,545	295,798

Items that will not be reclassified to income
Remeasurements of post-employment benefits	25.f	(400)	(31)	464
Tax effect	25.f	337	337	339

COMPREHENSIVE RESULTS FOR THE YEAR		461,187	417,851	296,601

The accompanying notes are integral part of the financial statements.

MRS Logística S.A.

Statement of Changes in Equity

In thousands of reais

					Revenue reserves
	Notes	Share capital	Allocation for share capital increase	Equity adjustments	Legal	Retention for investments	Proposed dividends	Total	Accrued profits	Total

ON JANUARY 1, 2015		1,275,558	117,416	7,809	210,555	1,182,419	53,973	1,446,947	-	2,847,730

Comprehensive income for the year									-	-
Net income for the year									295,798	295,798
remeasurements of post-employment benefits	24.f			803					-	803
Total comprehensive income for the year		-	-	803	-	-	-	-	295,798	296,601

Stockholder contributions and distributions to stockholder
Capital increase - RCA 03/18/2015	24.a	117,416	(117,416)					-		-
Discretionary dividends- AGE of 12/15/2015						(35,982)		(35,982)		(35,982)
Destination of net income for the year
Board of directors' proposal for reserve allocation for capital increase	24.a		94,782			(94,782)		(94,782)		-
Dividends and interest on net equity
Additional proposed dividends - AGO of 4/28/2015							(53,973)	(53,973)		(53,973)
Proposed dividends								-	(70,252)	(70,252)
Transfer among reserves
. Legal reserve	24.c				14,790			14,790	(14,790)	-
. Retention for investments	24.d					210,756		210,756	(210,756)	-
Total of stockholder contributions and distributions to stockholder		117,416	(22,634)	-	14,790	79,992	(53,973)	40,809	(295,798)	(160,207)
BALANCE ON DECEMBER 31, 2015		1,392,974	94,782	8,612	225,345	1,262,411	-	1,487,756	-	2,984,124

Comprehensive income for the year									-	-
Net income for the year									417,545	417,545
Remeasurements of post-employment benefits				306					-	306
Total comprehensive icome for the year		-	-	306	-	-	-	-	417,545	417,851

Stockholder contributions and distributions to stockholder
Capital increase - RCA 3/18/2016		94,782	(94,782)					-		-
Board's proposal for reserve allocation for capital increase			109,606			(109,606)		(109,606)		-
Dividends and interest on net equity
Proposed additional dividends							99,167	99,167	(99,167)	-
Proposed dividends									(99,167)	(99,167)
Transfer among reserves
. Legal reserve					20,877			20,877	(20,877)	-
. Retention for investments						198,334		198,334	(198,334)	-
Total of stockholder contributions and distributions to stockholder		94,782	14,824	-	20,877	88,728	99,167	208,772	(417,545)	(99,167)
BALANCE ON DECEMBER 31, 2016		1,487,756	109,606	8,918	246,222	1,351,139	99,167	1,696,528	-	3,302,808

MRS Logística S.A.

Statement of Changes in Equity

In thousands of reais

					Revenue reserves
	Notes	Share capital	Allocation for share capital increase	Equity adjustments	Legal	Retention for investments	Proposed dividends	Total	Accrued profits	Total
Comprehensive income for the year									-	-
Net income for the year									461,250	461,250
Remeasurements of post-employment benefits	25.f			(63)					-	(63)
Total comprehensive income for the year		-	-	(63)	-	-	-	-	461,250	461,187

Stockholder contributions and distributions to stockholder
Capital increase - RCA 3/8/2017	25.a	109,606	(109,606)			-		-		-
Destination of net income for the year
Board's proposal for reserve allocation for capital increase	33		121,078			(121,078)		(121,078)		-
Dividends and interest on net equity								-		-
Proposed additional dividends	25.e						109,546	109,546	(109,546)	-
Additional proposed dividends - approved on AGO of 4/24/2017							(99,167)	(99,167)	-	(99,167)
Proposed dividends	21							-	(109,547)	(109,547)
Transfer among reservations										-
. Legal reserve	25.c				23,063			23,063	(23,063)	-
. Retention for investments	25.d					219,094		219,094	(219,094)	-
Total of stockholder contributions and distributions to stockholder		109,606	11,472	-	23,063	98,016	10,379	131,458	(461,250)	(208,714)
BALANCE ON DECEMBER 31, 2017		1,597,362	121,078	8,855	269,285	1,449,155	109,546	1,827,986	-	3,555,281

The accompanying notes are integral part of the financial statements.

MRS Logística S.A.

Cash flow statement

Years ended on December 31

In thousands of reais

CASH FLOW OF OPERATING ACTIVITIES
Income before income taxes		715,251	661,147	451,738
Adjustments to reconcile income before income taxes with cash generated by operating activities:
Profit and loss form disposal of property, plant and equipment	31.1	(40,618)	(14,317)	(49)
Depreciation and amortization	28	566,858	559,765	515,408
foreign exchange gains and losses and inflations adjustments on financial assets and liabilities charges		226,783	298,674	340,893
Amortization of prepayments, concession and leasing	13 and 16.	9,262	9,261	9,261
Residual amount of assets written off	14, 15 and 16	33,653	22,715	11,325
Increase in provisions	24	58,334	71,113	125,602
Amortization of prepaid expenses	13	14,453	10,292	8,690
Impairment losses recognized (reversed)	11, 15 and 16	1,762	(2,307)	25,841
Allowance for doubtful receivables recognized (reversed)	8 and 10.	201	(49,085)	-
Others		(48)	(59)	999

Income adjusted for non-cash items		870,640	906,052	1,037,970

(Increase) reduction in operational assets:
Trade accounts receivable/Other accounts receivable	8 and 10.	4,608	31,230	(15,830)
Receivables from with related parties	9	(99,155)	(99,038)	13,338
Inventories	11	6,179	8,394	(4,076)
Taxes recoverable	12	28,106	3,409	(38,718)
Prepaid expenses	13	(8,048)	(31,947)	(20,754)
Other assets		(38,716)	(16,734)	232

(Increase) reduction in operational liabilities:
Concession and lease payable	22	(8,307)	5,697	4,746
Suppliers		12,693	(46,353)	1,054
Liabilities due to related parties	9	9,594	368	14,286
Tax Obligations	18	5,045	4,002	1,177
Labor and Social Security Obligations	17	10,273	10,867	(3,106)
Provisions	25.f	(400)	(31)	464
Income taxes		(284,097)	(215,842)	(110,787)
Payment of interests on loans and financing	31.3	(182,353)	(227,825)	(209,932)
Customer advances		(1,209)	-	-
Other accounts payable		88	(27,518)	(30,047)

Net cash from operational activities		1,040,192	965,878	1,091,755

			(continued)

MRS Logística S.A.

Cash flow statement

Years ended on December 31

In thousands of reais

	Note	2017	2016	2015

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchase of property, plant and equipment	15 and 31.2.	(661,845)	(571,445)	(783,522)
Purchase of intangible assets	16	(17,103)	(5,933)	(10,085)
Proceeds from sale of property, plant and equipment	31.1	83,662	29,537	53

Net cash used in investment activities		(595,286)	(547,841)	(793,554)

CASH FLOWS FROM FINANCING ACTIVITIES	31
Proceeds from loans and financing		258,993	29,938	254,004
Repayment of loans and financing/derivative financial instruments		(408,667)	(609,264)	(327,049)
Proceeds from Debentures		394,229	-	555,003
Repayment of Debentures		(381,189)	(99,990)	(193,746)
Addition of lease liabilities		16,883	-	-
Lease payment		(178)	-	-
Dividends paid		(198,290)	(70,247)	(179,873)

Cash generated from (used in) financing activities		(318,219)	(749,563)	108,339

INCREASE (REDUCTION) OF CASH AND CASH EQUIVALENTS		126,687	(331,526)	406,540

Cash and Cash Equivalents
at beginning of year		296,099	627,625	221,085
at end of year		422,786	296,099	627,625

				221,085

The accompanying notes are integral part of the financial statements.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

1.              General

MRS Logística S.A. ("MRS" or "the Company") is a public-held limited liability company with unlimited duration, incorporated on August 30, 1996, with the purpose of exploring, by onerous concession, the public service of goods transportation in the domain tracks of Southeast Network, located in Rio de Janeiro, São Paulo and Minas Gerais axis, of the former Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996.

The Company may also explore the modal transportation services related to the railway transportation and participate in projects aiming at the expansion of rail services granted.

For the provision of the rail transportation services, subject of the concession obtained for a 30-year period, from December 1, 1996, which may be extended, in case of demonstrated interest of both parties, to the maximum limit of 30 years at the sole discretion of the Granter, the Company leased from RFFSA, for the same period of the concession, the required assets to operate and maintain railway cargo transportation activities.

In April 2017, MRS filed its Business Plan with the Concession Authority to begin negotiations regarding the early renewal of the concession, and since then these negotiations have been conducted with the National Land Transport Agency and will continue along 2018.

The concession agreement sets forth goals to be met by the Company, related to the increased production in the cargo transportation and the decreased number of accidents on the railway lines. If these goals are not met, the Federal Government may determine, by federal decree, the intervention in the Company for a maximum period of 180 days, after which the concession may be canceled or returned to the Company. The concession may be terminated in the following legal situations: (i) end of the contract term; (ii) expropriation; (iii) expiration; (iv) termination; (v) annulment of the tender; (vi) bankruptcy or dissolution of the Company. In any case of termination of the concession, the Company shall be indemnified by the Federal Government for the residual value of property, plant and equipment investments carried out and declared reversible by the Granting Authority. As at December 31, 2017, MRS was compliant with the aforementioned targets.

The Company Management states that a significant portion of the negative net current assets presented as at December 31, 2017 refers to structured debts, with most maturities concentrated in the second half of 2018. Management further states that that this scenario shall be handled throughout the year, due to the strong flow cash generation from its operating activities, as well as new long-term financing,  through financial institutions or local capital market, already foreseen by the Company.

The financial statements for the year ended December 31, 2017 were approved by the Company's Board of Directors on March 21, 2018.

2.             Summary of the main accounting policies

The main accounting policies applied when drawing up these financial statements are defined below and have been applied consistently in the years presented, unless otherwise provided.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

2.1     Basis of the financial statements

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

(b)              Basis of preparation

The financial statements were prepared considering the historic cost as base value, and some financial assets and liabilities (including derivative instruments) are measured at fair value.

The preparation of financial statements requires the use of some key accounting estimates and also judgment by the Company Management when applying the accounting policies. The areas that require a higher level of judgment and are more complex, as well as areas in which assumptions and estimates are significant to the financial statements are reported in Note 3.

2.2     Presentation of segment information

Due to the fact that only cargo transportation services are offered by the Company, for accounting and management purposes the Company is organized into a sole operating segment. The Company's operations are controlled, managed, and monitored by management as one integrated segment.

2.3     Translation of foreign currency

(a)         Functional currency and Presentation currency

The items included in the financial statements are measured using the main currency of the economic environment in which the Company operates, "the functional currency". In this way, the financial statements are presented in reais (R$).

(b)         Transactions and balances

Transactions denominated in foreign currency are translated into the functional currency by using the effective exchange rates on the transaction dates and measurement dates.

The gains or losses from the translation of the monetary assets and liabilities by the exchange rates at year-end are recognized in the income statement.

The gains or losses from the translation of loans and cash and cash equivalents, as well as other exchange gains or losses, are presented in the income statement as financial income or expense.

2.4     Cash and Cash Equivalents

The Company considers as cash and cash equivalents the amounts in cash, bank deposits and marketable securities of immediate convertibility, redeemable within 90 days, in a known cash amount and subject to an insignificant risk of change in value.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

2.5     Financial assets

2.5.1      Classification and initial measurement

                The Company classifies its financial assets – at the initial recognition - under the following categories: measured to the fair value through income and loans and receivables. The classification depends on the purpose in which the financial assets were purchased.

The Company’s financial instruments include trade accounts receivable, accounts receivable from related parties, cash and cash equivalents, restricted cash, in addition to the gains in transactions with derivative financial instruments.

The financial instruments are initially recognized at their fair values plus any transaction costs incurred directly in connection with its acquisition, except for financial instruments that measured at fair value through income.

2.5.2 Subsequent measurement

The measurement of financial assets depends on their classification, which can be as follows:

(i)               Financial assets measured at fair value through income

An instrument is classified at fair value through income if kept for negotiation i.e. designated as such upon the initial recognition. After initial recognition, the transaction costs are recognized in income when incurred.

In this category are included the derivative financial instruments acquired by the Company that do not meet the criteria for hedge accounting defined in IAS 39 Financial Instruments: Recognition and Measurement.

(ii)             Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable proceeds and defined maturity dates. Initially, they are recognized at fair value plus any transaction costs incurred directly due to the acquisition. After its initial recognition, these financial assets are measured at amortized cost. Loans and receivables comprise trade accounts receivable and accounts receivable from related parties, other receivables, cash and cash equivalents and restricted cash.

Usually, these receivables are recognized at the amounts billed, adjusted to their net present value when considered significant, and deduced by the allowance for estimated losses from doubtful receivables. The allowance for doubtful receivables is set up at an amount considered sufficient for the probable losses expected through collection.

2.5.3 Offsetting of financial instruments Financial assets and liabilities are offset and the net amount is presented in the financial statement when there is a legal right to offset the recognized amounts and the intention to settle them on a net basis, or simultaneously dispose of the assets and settle the liabilities.

2.5.4 Impairment of financial assets

Assets measured at amortized cost

A financial asset or group of financial assets is impaired and impairment losses are recognized only if there is objective evidence that an impairment loss occurred on the recoverable amount.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Annually, the Company evaluates if there is evidence of impairment in the recoverable amount of a financial asset using the following criteria:

•       financial constraints of the issuer or borrower;

•       breach of contract, such as failure to comply with the terms or delay of payments;

•       likelihood of the debtor being declared bankrupt or other similar financial restructuring.

The impairment loss is the difference between the carrying amount of the asset and the net present value of the estimated future cash flows discounted at the original effective rate of interest of the financial asset. The impairment loss is recognized in income.

If in a later period, the amount of the impairment loss decreases and such decrease is related to an event occurred after the recognition of the impairment loss, the previously recognized impairment loss is reverted through income.

2.6     Derivative Financial Instruments

The Company uses derivative financial instruments to protect itself from risks related to foreign currencies and interest rates.

The derivative financial instruments are initially recognized at fair value on the date the derivatives contract is signed, and remeasured subsequently also at fair value. The derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

From April 1, 2016 on, the Company chose to apply the hedge accounting methodology for some swaps that protect a debt in dollar with fixed interest, according to the Risk Management and Hedge hiring strategy.

The Company documented such hedge as fair falue hedge after the tests prove that it is expected that the hedge is strongly effective in offsetting changes in  fair values of hedged items.

From the designation of the swap as fair value hedge instrument, the changes in value of the hedge instrument is still recorded in income, but at the same time the change in value of the hedged item is recorded also in the financial result and thus they are offsetting each other.

2.7     Trade accounts receivable and accounts receivable from related parties

Trade accounts receivable and accounts receivable from related parties represent receivables for the rendering of cargo transportation services in the normal course of the Company's activities. If the due dates is within one year or less, the accounts receivable are classified as current assets. Otherwise, they are presented as non-current assets.

Initially, they are recognized at fair value and then measured at amortized cost using the effective rate of interest, less the allowance for the estimated losses for doubtful receivables.

2.8    Inventories

Inventories are shown to the weighted average cost that does not exceed the net realizable value. The allowances for excessive or obsolete inventories are set up as considered necessary by management, according to the Company's internal policy.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

2.9     Intangible asset

Intangible assets separately acquired are measured at cost at the time of their initial recognition. After the initial recognition, they are shown at cost, less accumulated amortization and impairment losses. Cost incurred in the development of assets internally are also capitalized.

Intangible assets with a finite useful live are amortized over their useful life and reviewed for impairment and adjusted to the recoverable amount whenever necessary. The amortization method and period for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Changes in the estimated life or expected consumption of future economic benefits of these assets are reflected by changing the amortization period or method, as applicable, and treated as a change in accounting estimates. The amortization of intangible assets with finite useful life is recognized in income statement

The amortization rate of intangible assets, excluding the concession, was estimated at 20% per year. The amortization expense of the concession is included in the cost of the services rendered over the period of the concession agreement (360 months).

Gains or losses resulting from the sale of an intangible asset are measured as the difference between the net proceeds obtained from the sale and the carrying amount of the asset, and are recognized in the income statement upon the sale.

2.10   Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and/or any accumulated impairment losses, if applicable. The referred cost includes the replacement cost of a component of the asset and borrowing costs of long-term construction projects, when the recognition criteria are met. When a material inspection is performed, its cost is recognized in the carrying amount of the related asset, if the recognition criteria are met. All the other repairs and maintenance costs are recognized in the income statement, when incurred.

An item of property, plant and equipment is derecognized when sold or when no future economic benefit is expected from its use or sale. Any gain or loss resulting from derecognizing an asset is included in the financial statement for the year the asset is derecognized.

By the end of the granting term, the assets linked to the concession and those resulting from investments in leased assets, necessary for providing railway transportation services and linked to the concession, will - upon declaration of reversibility and due compensation, by the Granting Authority, of the investments performed by the Company - be transferred to the Federal Government, as provided in Clause 16 of the Concession agreement.

The property, plant and equipment items are depreciated from the date they are available for use, or if the assets are built internally, from the day the building ends and the asset is available for use.

Depreciation is calculated using the linear method based on estimated useful life of the asset concerned.

Land is not depreciated. The annual depreciation rate and useful life of the main assets groups are:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

		Average life
Asset groups	%	(in years)

Infrastructure
Improvements in tracks	10.00	10
Improvements on leased properties	4.00	25
Infrastructure construction works (Tunnels, Viaducts and Bridges)	2.85	35

Locomotives
Diesel locomotives	3.33	30
Electric locomotives	4.17	24
Used locomotives	8.33	12
Improvements on locomotives	12.50	8
Average service life of the main components	12.50	8

Wagons
Wagons	3.33	30
Improvements on wagons	10.00	10
Average service life of the main components	16.67	6
Others
Grinder, control wagon, equipment and tools	10.00	10
Data processing equipment	20.00	5
Furniture and office equipment	10.00	10

The residual values, useful lives and depreciation methods are reviewed at the end of each year and adjusted prospectively, when applicable.

2.11    Nonfinancial assets impairment

Management annually reviews the carrying amount of nonfinancial assets with the purpose to assess events or changes in the economical, operating or technological circumstances that might indicate impairment or loss of the recoverable amount of the assets.

For the measurement of nonfinancial assets, Management uses discounted cash flows of the cash generating units concerned, and thus determines the value in use of the Company's assets. If the carrying amount of nonfinancial assets exceeds their value in use, an impairment loss is recognized to adjust the carrying amount to the lower recoverable amount of the assets.

2.12   Trade accounts payable

These are obligations to pay for goods or services that were acquired in the ordinary course of business and are classified as current liabilities if the payment is due in the period of up to 1 year. Otherwise, they are presented as non-current liabilities.

Initially, they are recognized at their fair value and thereafter measured at amortized cost using the method of the effective rate of interest.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

2.13   Financial liabilities

2.13.1    Classification and initial measurement

Financial liabilities are classified either at fair value through income or as other financial liabilities. The Company determines the classification of its financial liabilities at the time of their initial recognition.

Initially, they are recognized at fair value and, in case of loans and debts, transaction costs incurred directly in obtaining the resources, are deducted from the amount of the liability recognized.

Financial liabilities include trade accounts payable, liabilities due to related parties, loans and financing, debentures and losses in transactions with derivative financial instruments.

2.13.2 Subsequent measurement

The measurement of financial liabilities depends on their classification, which can be as follows:

(i)               Financial liabilities at fair value through income

This category comprises financial liabilities held for trading when acquired with the purpose of short-term negotiation. Derivative financial instruments held by the Company that do not comply with the conditions for hedge accounting, as defined by IAS 39 are also included in this category.

Gains and losses from trading with financial liabilities are recognized in the income statement.

(ii)             Other financial liabilities

They are initially recognized at fair value less costs incurred in the transaction and are thereafter measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the total liability payable is recognized in the income statement over the period the loans or financing are outstanding, using the method of the effective rate of interest. “Other financial liabilities” comprise suppliers, accounts payable due to related parties,  loans and financing and debenture.

Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least, 12 months after the balance sheet date.

Borrowing costs from general and specific loans and financing that are directly assigned to the acquisition, building or production of an qualifying asset are capitalized as part of the cost of the asset when it is likely that they will result in future economic benefits for the Company and that such costs can be measured reliably. Other borrowing costs are recognized as expense in the year they are incurred.

2.14   Provisions

The provisions for litigation (labor, civil, tax and environmental) and other provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that an outflow of resources is required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions do not include future operating losses.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

When there is a number of similar obligations, the probability that an outflow is required to settle them is determined by taking into account the class of obligations as a whole. A provision is recognized even if the likelihood of some outflow related to any individual item is small.

Provisions are measured at the net present value of the amount needed to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase of the obligation as a result of the passing of time is recognized as financial expense.

2.15   Current and deferred income taxes

                                Companies in Brazil as subject to income taxes that comprise (i) the Corporate income tax and (ii) an income tax denominated “social contribution”. The charges for  the income taxes of the year comprise the current and deferred taxes. Income taxes are recognized in the income statement, except when they are related to items recognized in equity or in other comprehensive income. In such cases, the tax is also recognized in equity or other comprehensive income.

Current and deferred charges for income taxes are  determined based on the tax laws enacted or substantially enacted at the balance sheet date. From time to time, Management assesses the positions taken by the Company when checking income taxes regarding circumstances in which the applicable tax regulation is subject to interpretations; and recognizes provisions when required, based on the estimated amounts of payment to be made to the tax authorities.

Income taxes are reported net as liabilities when there are amounts payable or as assets when the amounts paid in advance exceed the total amount due at the balance sheet date.

Deferred income taxes are recognized using the liability method on the existing temporary differences between the tax bases of assets and liabilities and their carrying amounts financial statements.

Deferred income tax assets are recognized only if future taxable profits are available against which the temporary differences can be used.

Deferred income tax assets and liabilities are presented net in the balance sheet when there is the legal right and intention to settle the current income taxes net, usually related to the same legal entity and the same taxation authority.

2.16   Employee benefits

Pensions and other post-employment benefits

The Company sponsors a defined contribution plan, in which the contributions are made to entities who keep the funds separated from the Company’s own funds. The Company has no further payment obligation after the contribution is performed. Contributions are recognized as benefit expenses to employees, when due. Contributions paid in advance are recognized as an asset when a reimbursement in cash or reduction in future payments is available.

The Company also grants post-retirement medical assistance to its employees. The right to such benefits is usually conditioned to the employee staying at the job until retirement and completion of a minimum employment time. The expected costs of these benefits are accrued during the time of employment, using the same accounting methodology used in defined benefit pension plans. Actuarial gains and losses from adjustments based on experience and change in actuarial assumptions are charged or credited to other comprehensive income. Such obligations are assessed on a yearly basis by independent actuaries.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Past service costs of the health insurance plan are linearly recognized as expenses throughout the average term in which the right to the benefits is acquired. If the right to the benefits has already been acquired, past service costs are immediately recognized after their introduction or after changes in health plan.

Short-term benefit - profit sharing

The Company recognizes a liability and an expense for profit sharing based on its own methodology, approved by the Board of Directors. The Company recognizes a provision when there is a contractual obligation or when the Company’s previous practice generated a constructive obligation.

2.17   Finance lease

The Company classifies its lease contracts as operating or finance lease based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee, ie the Company.

Finance leases are recognized as an acquisition of asset and the corresponding financing of the acquisition. Therefore, the Company recognizes the asset and a financing liability (leasing).

Operating lease payments are recognized linearly as cost or expense in the income statement throughout the lease term.

2.18   Concession and leasing contracts

The Company has an onerous concession of a public service based on concession and leasing contracts. Although the Company operates under a service concession arrangement, its activity is not covered by IFRIC Interpretation 12 – Service Concession Arrangements , since the Granting Authority does not control or regulate to whom the services are rendered nor the price charged. The commercial relationship between Company and its customers prevails.

2.19   Share capital

The subscribed and paid-up share capital is divided into ordinary and preferrence shares, with no face value.

2.20  Revenue recognition

Revenue is recognized to the extent it is likely that economic benefits will flow to the Company and when it can be reliably measured. Revenue is measured based on the fair value of the consideration received, net of discounts, deductions and taxeson sales. The following specific criteria need also be met before revenue is recognized:

Transportation services

Revenue from cargo transportation services is recognized when the cargoes are delivered to customers at the point of destination, according to the service agreement. The fair value of service revenue is reliably calculated based on fees previously agreed between the parties.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Financial Income

Financial income comprises interest income and monetary and foreign exchange rate gains on cash and cash equivalents and marketable securities, prepayments of suppliers, trade accounts receivable and foreign exchange rate gains on loans and financing. Interest revenue is recognized by the linear method based on time and the effective rate of interest on the principal amount outstanding.

Other operational income

Other income is recognized when it is probable that future economic benefits will flow to the Company and the amount of revenue can be reliably measured.

2.21   Distribution of dividends

The distribution of dividends for Company stockholders is recognized as a liability at the end of the year, to the extent of the minimum dividends established in the Company’s by-laws. Any amounts above the minimum dividends are only recognized on the date they are approved by the stockholders at a General Meeting.

3.             Estimates and critical accounting judgments

The accounting estimates and judgments are continually assessed and are based on the historical experience among other factors, including the expectation of future events, considered reasonable under the circumstances.

Based on assumptions, the Company performs estimates regarding the future. By definition, the resulting accounting estimates will rarely be equal to the respective actual results. The estimates and assumptions that present a significant risk, with probability to cause a material adjustment to the carrying amount of the assets and liabilities during the next fiscal year are described below.

(a)              Income tax, social contribution and further tax credit provisions

There are uncertainties regarding the interpretation of tax regulations and amount and time of future taxable results. Differences between the actual results and adopted assumptions, or future changes in these assumptions, may demand future adjustments on income and tax expenses already recorded. The Company recorded provisions, based on appropriate estimates, for possible additional tax claims resulting from tax audits performed by the tax authorities of the jurisdiction it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and by the responsible tax authority. These differences of interpretation may arise in a broad variety of subjects, depending on the prevailing conditions in the Company’s domicile.

(b)              Post-employment benefits

The costs of the medical assistance post-employment benefit plan are determined using actuarial evaluation methods. The actuarial evaluation encompasses the use of assumptions about discount rates, expected assets returns, future wage increase, mortality rates, and future increases in pension and retirement benefits. The obligation of this benefit is sensitive to changes in these assumptions. All assumptions are revised at each base date.

(c)       Fair value of derivatives and other financial instruments

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The fair value of financial liability and assets is obtained by means of active markets. However, when this is not feasible, the fair value is determined by using measurement techniques that require judgment. The judgment includes considerations on the data used as e.g. liquidity risk, credit risk and volatility. Changes in the assumptions on these factors could affect the fair value of financial instruments.

(d)             Provisions for tax, civil, labor and environmental risks

Provisions are made for all riks resulting from lawsuits whose possibility of loss is considered probable by the Company’s legal counsel.

The Company periodically reviews the accrued amounts and if it identifies procedural changes, such as a change of prognosis, applicable limitation period, end of tax inspections or additional exposures identified based on new facts or court decisions, the amounts recognized are adjusted.

(e)              Depreciation and amortization rates and assessment of impairment of property, plant and equipment and of intangible assets

The depreciation and amortization rates of property, plant and equipment and of intangible assets includes estimates of the useful lives of the Company's major assets, which are revised periodically by specialists and, if any change in the rate or the useful life of any group of assets is identified, an external consultant is hired for the determination of the new parameters and the issuance of a report, according to ANTT Resolution 5090/2016.

The Company performs on a yearly basis an assessment of impairment indicators for property, plant and equipment and for intangible assets. If the carrying amount of the assets under analysis exceeds their value in use, an impairment loss is recognized to adjust the carrying amount to the recoverable amount.

4.       New standards still not effective

The standards below were issued by IASB but are not applicable for 2017. There was no early adoption of these standards by the Company.

Standards effective as of January 1st 2018:

.     IFRS 15 Revenue from Contracts with Customers, the purpose of this standard is to set the principles the entity should apply to present useful information to the users of financial statements regarding the nature, value, time, and uncertainty of revenues and cash flows from contracts with customers, based on the basic principle that the entity shall recognize revenues to when it transfers the goods or services promised to customers at the amount reflecting the consideration to which the entity expects to be entitled to in exchange for such goods or services.

The Board evaluated principles and changes introduced by the new standard and concluded that its adoption will not have no impact as regards timing for the recognition of contract revenue, as well as its measurement, presentation and inclusion in financial statements.

The impacts relate to the review of internal documents and creation and/or alteration of procedures, with the purpose of ensuring the new contracts are properly assessed and accounted for, as required by the new standard.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

.     IFRS 9 Financial Instruments, addresses the classification, measurement and recognition of financial assets and liabilities. The full version of IFRS 9 was published in July 2016 and is effective as from January 1, 2018. It replaces IAS 39 regarding classification and measurement of financial instruments. The main changes under IFRS 9 are: (i) new classification criteria for financial assets; (ii) new impairment model for financial assets, a hybrid of expected and incurred losses, replacing the current model of incurred losses; and (iii) flexibility of the requirements for adopting hedge accounting.

The Board evaluated the changes introduced by the standard and concluded that its adoption will not bring significant impacts to the Company.

The main impacts are related to classification of financial assets, measurement of marketable securities that due not attend the criteria of “principal and interest only” and the model of impairment analysis for financial assets. Since IFRS 9 changed the classification categories of financial assets by eliminating the held-to-maturity, loans and receivables and available-for-sale categories, financial assets will be classified as one of these categories: amortized cost, fair value through comprehensive income or fair value through income.  Regarding the new model of impairment analysis for financial assets, it will include the expected loss component.

The following table shows the effects of IFRS 9 had the Company applied the new standard in its financial statements for 2017:

		Amount currently reported	Adjusted amount (IFRS 9)

Cash and cash equivalents (a)	6	422,786	423,438
Restricted cash (a)	7	63,880	64,281
Allowance for losses due to doubtful accounts (b)	10	(1,802)	(1,914)

(a)    Fair value measurement of financial instruments.

(b)    Application of the expected loss concept.

In addition, some aspects related to the presentation of financial instruments in the financial statements need be modified to reflect the new concepts introduced by IFRS 9.

Standard effective as of January 1, 2019:

.     IFRS 16 Leases: this standard replaces the previous standard on  leases, IAS 17, and set the principles for recognition, measurement, presentation and disclosure of leasing for both parties of a contract i.e. customers (lessees) and suppliers (lessors). Lessees are required to recognize a lease liability reflecting future lease payments and a "right of use of an asset" for almost all lease contracts, except some short-term leases and low-value asset agreements. For lessors, the accounting treatment practically remains the same, with the classification of leases as operating leases or financial leases and a different accounting of both lease contract types. Effective as of January 1, 2019. Management is evaluating the impacts of adopting the new standard. The evaluation is being conducted in several areas of the Company in order to identify current leases, as well as internal controls and systems impacted by adopting the new standard. Despite the impacts are still not measured, the Company understands that this new standard will result in significant effects in the Company’s financial position through the possible recognition of the lease liability and the right-of-use of the leased assets based on the contract with the Granting Authority (see note 22).

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

5.             Changes in accounting policies and publications

             Changes adopted by the Company

Below the description of the amendment to the standard adopted for the fiscal year beginning on January 1, 2017.

IAS 7 Cash Flow Statements; this amendment introduces an additional publication to enable users of the financial statements to better evaluate changes in liabilities arising from financing activities. All entities are required to disclose all changes in the liabilities for which cash flows were or will be part of the financing activities.

6.             Cash and cash equivalents

	2017	2016
Current
Availability
Cash and banks	9,224	23,530
	9,224	23,530
Marketable securities
Fixed-term bank deposit	105,780	84,514
Repurchase transactions	307,782	188,055
	413,562	272,569

Cash and cash equivalents	422,786	296,099

Marketable securities were issued by banks in Brazil and have a maximum liquidity of 57 days. They can be redeemed before maturity, without changes or significant adjustment in the yield previously agreed with the financial institution.

These investments are in fixed-term bank deposits and in repurchase agreements backed by debentures, with remuneration based on the yield of Interbank Deposit Certificates - CDI, currently in the range between 97.50% and 100.50%.

The increase of R$ 126,687 in the balance and cash equivalents is basically due to the higher funding volume in the fiscal year of 2017.

The fair values of cash and cash equivalents are disclosed in Note 20.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

7.              Restricted Cash

	2017	2016
Marketable securities
Fixed-term bank deposit	10,573	-
Repurchase transactions	53,307	49,065
	63,880	49,065

Current	62,191	49,065
Non-current	1,689	-

Restricted cash is composed of marketable securities provided as collateral for the following agreements: (i) loan from the National Economic and Social Development Bank (BNDES), in the lines "FINEM" and "DULC", whose guarantee is constituted to cover short-term maturities; (ii) provision of bank guarantee; and (iii) contract for the purchase of electricity.

These repurchase agreements are backed by debentures issued in Brazil, with a maximum maturity of 360 days and remuneration based on the yield of Interbank Deposit Certificates (CDI), in the range 94.00% to 100.00%.

The fair value of marketable securities classified as restricted cash are also disclosed in Note 20.

8.             Trade accounts receivable

		2017	2016
Domestic customers	(a)	26,911	29,825
Allowance for loss due to doubtful accounts	(b)	(1,107)	(1,106)
		25,804	28,719

(a)  They basically refer to the receivables resulting from railway freight services rendered, including mutual traffic and right-of-use of the Company’s infrastructure from customers which are not related parties.

(b) The amount recognized for estimated losses on doubtful accounts was measured considering the financial difficulty of the customers as well as breach of contract with payment delay of 360 days or more, probability of bankruptcy of the debtor and debtors in legal proceedings for collection.

9.             Related Parties

The assets and liabilities balances at December 31, 2017 and 2016, disclosed in this note, result from transactions with related parties:  shareholders, related entities and members of key management. .

Transactions with related parties result mainly from  public service of rail cargo transportation. They are conducted on terms and conditions negotiated with each of the contracting customers, observing the tariff ceilings established by the Granting Authority, which apply to all customers of the Company, whether they are related parties or not. In accordance with the Company's Corporate Governance, freight and other prices negotiated with related parties are approved by shareholders and follow a tariff model that aims at compensating for the costs for rail transportation services provision, added by margins that are compatible with those established in their business plan. There are no transactions with negative margins, as set forth in the concession agreement. Moreover, contracts with related parties are long-term and have penalty clauses for non-compliance with the planned annual volumes, as with the other captive customers (“take or pay”).

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

In addition to railway cargo transportation service agreements, the Company has other agreements with its related parties regarding maintenance services and improvements in terminals, scrap sales, and maintenance in rolling stock and infrastructure (tracks).

Payables with related parties, except for dividends payable, are due to purchases, railroad use and shared investments inherent to the Company's business.

The Company has the following balances regarding transactions with related parties:

 - Asset

		Receivables
		2017	2016
Mineração Usiminas S.A.	(a)	180,594	186,178
Vale S.A.	(b)	102,886	66,000
CSN Mineração S.A.	(b)	73,622	9,935
Companhia Siderúrgica Nacional		30,407	25,842
Usinas Siderúrgicas de Minas Gerais S.A.		3,595	3,859
Gerdau Açominas S.A.		2,938	2,329
Ferrovia Centro Atlântica		2,234	4,241
Gerdau Aços Longos S.A.		893	258
Confab Industrial S.A.		543	-
Companhia Metalúrgica Prada		137	-
Gerdau S.A.		53	105
		397,902	298,747

Current		252,782	144,115
Non-current		145,120	154,632

(a)  On January 22, 2016, the addendum to the agreement among MRS and Mineração Usiminas S.A. “MUSA” and Usiminas was signed where the parties suspended indefinitely the execution of iron ore transportation services. MUSA assumed the obligation to indemnify MRS regarding the investments performed for the expansion for the capacity to meet the demand required, in order to maintain the economic-financial equation of the agreements then signed. The amount due is payable in 10 yearly installments of R$ 31,546 each, due as from January 2017. The total contractual receivable amounted to R$ 315,460, without adjustments. The net present value of the remaining payment stream is R$ 176.666 on December 31, 2017 (R$ 31,546 current and R$ 145.120 non-current). In January 2018, the Company received R$ 31,546 referring to the second installment of the additive.

(b) The significant increase in accounts receivable is mainly due to amounts arising from revenue protection mechanisms established in contracts.

As disclosed in Note 19, the Company granted contractual accounts receivable from related parties as collateral for loans.

The average time for collecting receivables from related parties is less than 20 days.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

- Liability

		Accounts Payable		Advances		Dividends Payable
		2017	2016	2017	2016	2017	2016
Vale S.A.		90	-	-	-	11,448	10,364
Mineração Brasileiras Reunidas S.A.		-	-	-	-	36,827	33,338
CSN Mineração S.A.		-	91	1	2	20,694	18,733
Companhia Siderúrgica Nacional		4,698	1,212	33	33	20,682	18,722
Usiminas Participações e Logística S.A.		-	-	-	-	11,687	10,580
Usinas Siderúrgicas de Minas Gerais S.A.		-	-	17	17	-	-
Gerdau Açominas S.A.		1,078	-	-	5	-	-
Ferrovia Centro Atlântica	(c)	22,830	16,859	841	210	-	-
Gerdau Aços Longos S.A.		574	77	813	-	-	-
Gerdau S.A.		-	828	-	-	1,376	1,245
Mitsui & Co. Ltda	(d)	18,038	-	-	-	-	-
Sepetiba Tecon S.A.		192	-	-	-	-	-
Ternium Brasil Ltda	(e)	4,894	-	-	-	-	-
Others		-	-	-	-	6,928	6,279
		52,394	19,067	1,705	267	109,642	99,261

Current		37,823	2,764	1,705	267	109,642	99,261
Non-current		14,571	16,303	-	-	-	-

(c)  The liability of R$22.830 (being R$8.259 current and R$14.571 non-current)  basically refers to amounts to be reimbursed to Ferrovia Centro Atlântica for the execution of Lines 7 and 9 of Pátio de Areais, as per Term of Commitment # 001/2015, signed by and between MRS and Ferrovia Centro Atlântica and payable through 2025.

(d) The liability of R$ 18,038 refers to the purchase of 8,000 tons of rails, according to contract No. 48800/MRS/2017.

(e) The payable of R$ 4,894 corresponds to the Company's portion of the cost for the construction of a railway branch at Ternium Brasil Ltda. plant, pursuant to Commitment Agreement signed on December/2017.

- Result

		Services gross revenue			Other income			Financial income
		2017	2016	2015	2017	2016	2015	2017	2016	2015
Vale S.A.	(f)	1,730,215	1,682,315	1,607,675	84,108	30,992	271	-	-	-
Companhia Siderúrgica Nacional		326,643	243,070	673,489	178	16,325	4,680	85	1,040	344
Mineração Usiminas S.A.	(g)	29,328	16,971	104,031	-	164,626	3	22,035	23,221	-
CSN Mineração S.A.	(h)	598,330	639,063	39,174	36,735	3,673	-	114	460	-
Nacional Minérios S.A.		-	-	98,814	-	-	1,425	-	-	247
Usinas Siderúrgicas de Minas Gerais S.A.		139,873	114,231	117,858	-	-	195	9	-	-
Gerdau S.A.		2,240	1,230	4,065	457	1,048	597	56	2	-
Gerdau Açominas S.A.		129,413	106,635	81,203	2,627	1,436	198	91	21	-
Gerdau Aços Longos S.A.		12,779	8,247	18,194	9,881	11,665	14,589	35	15	-
Gerdau Aços Especiais		101	-		-	-	-	2	-	-
Ferrovia Centro Atlântica		50,293	36,763	31,725	4,808	407	-	10	-	-
VLI Multimodal		122	772	1,543	-	19	-	4	-	-
Sepetiba Tecon S.A.		-	-		-	11	-	-	-	-
Usiminas Mecânica		-	-		-	2	-	-	-	-
CSN Cimentos S.A.		-	-	10,639	-	-	95	-	-	-
Companhia Metalúrgica Prada		103	15	247	-	-	-	-	-	-
Confab Industrial S.A.		4,908	110	679	-	-	-	1	-	-
		3,024,348	2,849,422	2,789,336	138,794	230,204	22,053	22,442	24,759	591
FS-24

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(f)   On October 14, 2016, the Company entered into a sales agreement for 23 locomotives and components, of which 17 (seventeen) were delivered in the first quarter of 2017 in the amount of R$ 83,632 and 6 (six) in 2016, amounting to R$ 30,992.

(g)  The amount of R$ 164,626 recorded in 2016 as "Other income" and the amount of R$ 22,035 recorded in 2017 (R$ 23,221 in 2016) as "Financial income" refers to the recognition of the indemnity  as per addendum referred to in item (a) of this Note .

(h) The amount of R$ 36,735 is basically the revenue arising from a contractual penalty.

		Other operational/financial expenses
		2017	2016	2015
Vale S.A.		90	104	-
Companhia Siderúrgica Nacional		-	62	18,000
Gerdau Açominas S.A.		-	635	-
Gerdau Aços Longos S.A.		4,785	1,543	-
Ferrovia Centro Atlântica		6,839	7,250	6,517
Mitsui & Co. Ltda	(i)	763	-	-
Sepetiba Tecon S.A.		4,245	830	-
		16,722	10,424	24,517

(i)   Refers to foreign exchange losses.

Management key personnel

The due/paid compensation to the Company's key management personnel, which included its President and Executive Officers, is stated below:

		Result			Liability
		2017	2016	2015	2017	2016
Short-term benefits
Fees and charges		6,035	5,602	5,019	-	-
Bonus		5,374	5,598	5,405	5,160	4,958
Other benefits		160	214	101	-	-

Post-employment benefits
Pension Plans		303	343	218	-	-

Other long-term benefits
Long-term incentives	24	5,340	3,454	6,349	15,587	11,656
		17,212	15,211	17,092	20,747	16,614

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

10.          Other receivables

		2017	2016
Concession and lease receivable amounts	(a)	53,378	49,390
Other receivables	(b)	5,377	11,059
Estimated losses for doubtful debt	(c)	(1,802)	(1,602)
		56,953	58,847

Current		2,957	8,879
Non-current		53,996	49,968

(a)  In the first quarter of 2017, the Federal Government filed an appeal against the instrument, which was granted a suspensive effect in order to prevent investigation until the final judgment by TRF/2. The grievance was judged and provided by TRF/2 on July 5, 2017, whose decision dismissed investigation and determined the dispatch of the case to the Judicial Accountant to prepare the calculations. In the court of first instance, on July 5, 2017, a decision determined the parameters for the calculations and the preparation of new calculations by the Judicial Accounts, in compliance with the TRF/2 decision. Against this decision, the Government and MRS filed requests for clarification of resources in order to clarify some points in the parameters of the calculations. The judgment of the requests for clarification for referral of the case to the Judicial Accountant is pending.

One of the main points of divergence in this case is the index of monetary restatement (inflation adjustment) of the sentences imposed to the Public Treasury. In its calculations, the Company adopts the consumer price index of the Federal Courts of Justice - IPCA_E and the Federal Government maintains that the adjustment shall be made based on the Reference Rate - TR, official remuneration of the savings accounts.

Concomitantly with the progress of the case above, on September 20, 2017, the Supreme Federal Court (STF), judged the extraordinary appeal, with general repercussion, which recognized the unconstitutionality of art. 1F of Law 9.494/97, which provides for the monetary restatement of convictions imposed on the Treasury according to the official remuneration of the savings account, and hence, according to the STF, the application of the respective index "does not qualify as an adequate measure to capture the price increases of the economy, and is not suitable to the purposes for which it is intended."

In this new context, the Company understands the criterion of monetary restatement for debts of the Treasury should be maintained by the index of the Federal Courts of Justice  (IPCA_E) and the divergence in this case, between the Government and MRS, should be settled, prevailing the parameters adopted by MRS.

(b) In December 2017, the amounts receivable were due to the sale of scrap, maintenance service, rents and other amounts not related to the rail freight service. In December 2016, the social security contribution refund on the health insurance contract was amongst the accounts receivable,  received in February 2017.

(c)  The allowance for estimated losses on doubtful accounts was measured considering the financial difficulty of the issuer, as well as breach of contract with payment delay of 360 days or more, probability of bankruptcy of the debtor and debtors in legal proceedings for collection.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

11.           Inventories

		2017	2016
Maintenance materials	(a)	79,431	85,813
Material under retrieval progress		3,966	1,269
Imports in progress		708	1,025
Fuels		2,352	8,998
Others		6,006	1,537
Provision for loss by obsolescence	(b)	(6,570)	(6,736)
		85,893	91,906

(a)  Refer to the materials that shall be used in their own maintenance services, especially in locomotives, wagons and tracks.

(b) Refer to the provision for loss of some maintenance materials considered obsolete or of low turnover.

12.          Taxes recoverable

		2017	2016
Value-added tax – ICMS	(a)	87,237	90,660
(-) Provision for loss of ICMS	(a)	(31,100)	(31,100)
PIS/COFINS recoverable	(b)	56,074	57,742
Withholding income tax	(c)	26,550	49,322
Others		493	736
		139,254	167,360

Current		96,082	107,852
Non-current		43,172	59,508

(a)  Mainly refer to credits arising from acquisitions of property, plant and equipment  and purchases of consumables, net of allowance for loss of non-retrievable credits.

(b) They mainly result from the purchase of property, plant and equipment,  recoverable in 48 monthly installments.

(c)  Refers to withholding income tax on marketable securities and gains on derivative transactions - swap. As income is taxed only on the redemption of investments and winding-up of swaps, this amount includes the accrual of withholding income tax from these transactions.

The composition of ICMS credits in the states of Rio de Janeiro (RJ) and São Paulo (SP), included in the current assets, is shown below:

	2017	2016
ICMS credit composition - current
ICMS - RJ	20,624	32,563
ICMS - SP	12,139	12,206
Current total	32,763	44,769

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

13.          Prepaid expenses

		2017	2016
Leasing agreement	(a)	159,493	165,115
Insurance premium	(b)	4,345	11,858
Other advance expenses		5,728	7,815
		169,566	184,788

Current		17,640	24,699
Non-current		151,926	160,089

(a)  The cost of the leasing agreement is amortized and the monthly charges are recorded in the cost of the services provided, based on the straight-line method over the term of the leasing agreement (360 months). The current portion comprises the amortization charge for the following 12 months. In 2017, the amortization charge of the lease agreement amounted to R$ 8,817 (R$ 8,817 in 2016). Details of the operation are described in Note 22.

(b) The decrease in prepaid insurance premium is mainly due to the renewal of the operational risk insurance policy in 2016 with coverage through March 31, 2018. The amount in 2017 refers to the balance not yet charged to income.

14.          Other current and non-current assets

The group of other current and non-current assets is composed as follow:

		2017	2016
Court deposits	(a)	103,902	88,307
Prepayments to third parties	(b)	14,912	7,452
Audiovisual Investment	(c)	231	551
Others		7	-
		119,052	96,310

Current		14,912	7,452
Non-current		104,140	88,858

(a)  The court deposits allow for an appeal under the law. They are monetarily restated and recorded in the non-current asset until there is a court decision. The composition is described in Note 24.1.

(b) Prepayments made to suppliers and employees such as for vacation, vacation loan and further advance payments.

(c)  Investments performed for the production of Brazilian cinematographic audiovisual works, according to Law # 8,685/93. The audiovisual investments are being repaid during the term of each cinematographic work.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

15.          Property, plant and equipment

Property, plant and equipment are comprised as follows:

	2017						2016
	Improvements on third parties properties	Locomotives	Wagons	Assets in progress	Others	Total	Total
Cost
On January 1	3,870,289	2,604,912	2,348,146	450,934	588,570	9,862,851	9,301,732
Addition	-	-	-	692,941	-	692,941	607,937
Transfers / Reclassifications	317,005	233,873	67,212	(642,896)	24,799	(7)	-
Reversal of (allowance for) losses	2,283	(379)	(4,378)	-	-	(2,474)	12,358
Disposals	-	(73,475)	(29,732)	(23,868)	(1,226)	(128,301)	(59,176)
On December 31	4,189,577	2,764,931	2,381,248	477,111	612,143	10,425,010	9,862,851
Depreciation
On January 1	(1,357,907)	(1,139,195)	(873,691)	-	(312,546)	(3,683,339)	(3,154,775)
Addition	(263,471)	(113,614)	(136,861)	-	(45,648)	(559,594)	(550,676)
Transfers	(1,387)	-	-	-	1,387	-	-
Disposals	-	29,142	22,388	-	851	52,381	22,112
On December 31	(1,622,765)	(1,223,667)	(988,164)	-	(355,956)	(4,190,552)	(3,683,339)
Net residual value
On December 31	2,566,812	1,541,264	1,393,084	477,111	256,187	6,234,458	6,179,512

The composition of property, plant and equipment for 2016 is disclosed in Note 14 to the financial statements for 2016.

Reversal of (allowance for) losses

The amount of R$ 2,283 refers to the reversal of the provision for donation of a footbridge built as a leasehold on a third party property constituted in 2015 that, by decision of the Company, will no longer be made. The amounts of R$ 379 and R$ 4,378 refer to provisions for cuts of locomotives and wagons, respectively.

Disposals

Locomotives

From the net amount of R$ 44,333, a total of R$ 43,044 refers to the contract for sale of 23 locomotives GE Dash-9 series and components to Vale S.A., entered into in 2016. From this total, seventeen (17) were delivered to Vale S.A. in the first quarter of 2017 (6 in 2016) resulting in a net disposal amount of R$ 43,044 (R$ 15,191 in 2016) in assets. The sale of locomotives in 2017 amounted to R$ 40,588 (Note 29). The rest, amounting to R$ 1,289, basically refers to the write-off of components of this group of assets.

Wagons

The net disposal amount of R$ 7,344 relates to the program for replacing of wagons with DNIT/ANTT, component drops, transformation processes, cutting and rail accidents.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Asset in progress

The reversal at cost of R$ 23,868 of asset basically refers to investment projects for expansion works, duplication of yards and signaling modernization that, due to the strategic decision of the Company, will not be executed.

Addition

Others

Out of the amount of R$ 24,799, a total of R$ 14,471 is due to the purchase of computer equipment and data center infrastructure by means of financial lease agreements (see Note 19).

Capitalized loans costs

The cost of capitalized loans in 2017 amounted to R$ 345 (R$ 29 in 2016). The rate used to determine the borrowing cost for capitalization was 8.44% per year (10.5% in 2016), representing the Company's average financing rate.

Assets in progress

Assets in progress are substantially represented by expenditures incurred in the expansion, recovery and modernization of tracks, locomotives, wagons, and leased signaling and telecommunication systems.

Useful Life Revision

In compliance with IAS 16 Property, plant and equipment, the Company annually revises the economic useful life of its main assets. According to a technical report issued by EY CT Valuation, as well as publication in the Brazilian Federal Gazette of December 27, 2016, as of January 1, 2017 the life of some assets and components were changed as per the table below:

	2017		2016
Asset groups	%	Years	%	Years

Improvements in permanent road	10.00	10	9.09	11
Specific works (Tunnel, Viaduct and Bridge)	2.85	35	4.00	25

The annual depreciation rates and useful lifes of the main assets groups applied in 2017 are shown in Note 2.10.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

16.          Intangible Assets

Intangible assets are comprised as follows:

	2017				2016
	Concession Right	Computer systems and software	Ongoing projects	Total	Total
Cost
On January 1	17,385	200,254	6,951	224,590	219,203
Addition	168	-	16,935	17,103	5,933
Transfers	-	2,633	(2,633)	-	-
Reversion (allowance ) for withdrawal of assets	-	546	-	546	-
Disposals	-	(2,194)	-	(2,194)	(546)
On December 31	17,553	201,239	21,253	240,045	224,590
Amortization
On January 1	(8,926)	(179,734)	-	(188,660)	(176,123)
Addition	(445)	(9,824)	-	(10,269)	(12,537)
Disposals	-	1,737	-	1,737	-
On December 31	(9,371)	(187,821)	-	(197,192)	(188,660)
On December 31	8,182	13,418	21,253	42,853	35,930

The composition intangible assets for 2016 is disclosed in Note 15 to the financial statements for 2016.

Addition

The additions are mainly due to investments in acquisitions and development of software.

The amortization expense for the concession right is charged to the cost of the services rendered over the term of the concession agreement (360 months).

The intangible assets depreciation rate, excluding the concession right, was estimated at 20% per year.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

17.           Labor and Social Security Obligations

	2017	2016

Profit Sharing Plan / Bonus (a)	70,596	67,303
Provision for vacation	31,333	30,023
Salaries payable	22,615	27,423
Social Security Institute INSS (b)	21,858	13,349
Labor Indemnity Fund - FGTS	6,147	5,500
Withholding tax payable	4,221	3,379
Others	13,172	12,692
	169,942	159,669

(a)      Profit Sharing Plan payables and Bonuses are paid, historically, in the first quarter of the year following the accrual of the provision.

(b)      Contributions to the Social Security Institute on salaries, vacation pay and 13th salary of employees. The increase in the balance in 2017 is mainly due to the change in legislation, re-introducing the obligation for contributions to the Social Security Institute based on the Company’s payroll, directly impacting the amount of the INSS payable on vacations and 13th salary accrued  in 2017, which will be paid in 2018.

18.          Income taxes and other tax liabilities

	2017	2016
Income taxes
Corporate income tax	108,965	102,442
Social contribution tax	22,084	24,425
	131,049	126,867

Other tax liabilities
Value-added tax ICMS	4,472	2,785
Tax on revenue COFINS	16,624	14,287
Tax on revenue PIS	3,083	2,752
Others	4,608	3,918
	28,787	23,742

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

19.          Loans and financing

Loans and financing are comprised as follows:

		2017	2016
Local currency
BNDES:		994,841	1,322,467
FINEM	(a)	615,398	763,937
DULC	(b)	261,861	361,424
FINAME and BNDES automatic	(c)	117,582	197,106
BDMG	(d)	8,135	15,860
FINEP	(e)	2,159	5,397
		1,005,135	1,343,724
Transaction costs		(1,660)	(2,037)
		1,003,475	1,341,687
Foreign currency
Bank of Tokyo	(f)	497,228	244,682
Fair value hedge adjustment - Bank of Tokyo		(978)	(721)
Export-Import Bank of the United States	(g)	35,786	63,456
		532,036	307,417
Transaction costs		(217)	(590)
		531,819	306,827

Debentures	(h)
5th Issue		104,789	214,721
6th Issue		18,894	302,617
7th Issue		691,244	673,063
8th Issue		394,522	-
		1,209,449	1,190,401
Transaction costs		(30,547)	(34,261)
		1,178,902	1,156,140

Finance lease	(i)
Computing Equipment		14,633	317
		14,633	317

Total loans and financing less transaction costs		2,728,829	2,804,971

Current		672,332	628,614
Non-current		2,056,497	2,176,357

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(a) FINEM's operations, directly or indirectly contracted with BNDES, have a nominal rate equal to the effective rate and are subject to TJLP charges plus spread of up to 3.41% per year or a fixed rate of 2.50% per year up to 5.50% per year. These funds shall be used to cover expenditures aimed at reducing the number of accidents, improve the operational cycle and the purchase of rolling stock, as well as building bridges, viaducts, underpasses and social projects. The final amortization period of these contracts is June 15, 2024. These operations are secured by trade accounts receivable that represent at least 130% of debt service, assets financed pledged, emerging rights and marketable securities pledged in an amount equivalent to three installment of the loan. In 2017 there was no new funding through this line.

(b) DULC's direct operations with BNDES have a nominal rate equal to the effective rate and are subject to TJLP charges plus spread of up to 2.06% per year or fixed rate of 4.50% per year. The purpose of this operation is to finance logistical projects, expansion of the track, modernization and recovery of assets, infrastructure reliability, and locomotive purchases and social projects. The final amortization period of these contracts is June 15, 2023. This contract is secured by trade accounts receivable that represent at least 130% of debt service, rights emerging from concession and marketable securities pledged in an amount equal to three installments. In 2017 there was no new funding through this line.

(c)  FINAMEs and BNDES Automatic are financing systems with BNDES funds, transferred to the Company indirectly through financial institutions, with nominal rate equal to the effective rate. FINAMEs had the purpose of acquiring new cars and locomotives while BNDES automatic financed a technological innovation project that provides for the reduction of fuel consumption in locomotives. These financings are subject to TJLP charges plus a spread equivalent to a TIR of 9.7% per year or a flat rate of 4.50% per year. The final amortization period of these contracts is January 15, 2022. These operations have as security the financed goods pledged. During 2017, R$ 14,088 was due with respect to the BNDES automatic line, but there was no new funding through the FINAME line.

(d)  The financing with BDMG - Minas Gerais Development Bank - is subject to interest equivalent to the increase in the Consumer Price Index (IPCA) plus a fixed interest rate of 5.76% per year. The purpose of this contract was the acquisition of equipment for modernization of the railway. This contract is secured by a letter of guarantee and the final amortization period is December 24, 2018.

(e) The loan with FINEP - Financiadora de Estudos e Projetos, has a fixed nominal rate equal to the effective rate corresponding to 5.00% per year. The purpose of the operation was to finance the development project for ecologically sustainable alternatives for production and use of railway sleepers. This contract is secured by a letter of guarantee and the final amortization period is August 15, 2018.

(f)   Financings with Bank of Tokyo has a fixed nominal rate equal to the effective rate. On December 31, 2017, the Company had two active financings, one of which contracted and disbursed in September 2013, with interest of 3.05% per year, and the other contracted and disbursed in May 2017, with interest of 2.49% per year in the first year and 2.59% per year in the following years until the contractual end. These financings in dollar aimed to reinforce the Company's cash position for the investments, as well as liquidation in advance, in September 2013, of a funding via NCE (Export Credit Note), in order to lengthen the term of the debt and soften the Company's future amortization flow. The Company did not provide guarantees for these contracts and the final amortization period is March 2019 for the one signed in 2013 and May 2020 for the one disbursed in 2017.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(g) The financing with the US Export-Import Bank is subject to a nominal fixed rate of 3.30% per year. This operation, agreed in March 2009 and disbursed in April of the same year, had the purpose of purchasing 38 new locomotives, which constitute the security of the contract. Final amortization final period is March 25, 2019.

(h) Debentures:

•       5th Issue

On July 18, 2012, Company issued R$ 300,000 in non-convertible debentures according to CVM instruction #476. The operation has the purpose of reinforcing working capital and lengthening the Company's debt profile. The debentures were issued in an indexed series according to the CDI variation plus a 0.9% surcharge, defined after the bookbuilding process, with interest paid semi-annually throughout the issuance period and annual amortization in the 4th, 5th and 6th year. On April 11, 2016, the General Meeting of Debenture Holders of MRS 5th Issuance of Debentures resolved for the early maturity of the Debentures, by changing the current item "XVIII" of clause 6.1.2 to the following: "(xviii) a downgrade in the Issuer's risk rate, during Debentures term of effectiveness for rating "A-" or lower (national scale) assigned by Standard and Poor's, unless approved by Debenture Holders representing seventy-five per cent(75%) of the outstanding Debentures, gathered in a meeting, being assured to the debenture holder, who has voted in favor of the declaration of Debentures early maturity, the right to have their Debentures redeemed by the Issuer within a maximum term of sixty (60) days as of the date of knowledge of the event;" and repricing CDI variation interest rate + 0.90% for CDI variation + 2.50% variation, from April 20, 2016 until this issue due date. The final amortization period of this Contract is July 18, 2018.

•       6th Issue

On December 10, 2013, the Company issued R$ 300,000 in debentures with the same characteristics and conditions of the 5th issue. In addition, on April 11, 2016, the General Meeting of Debenture Holders of MRS 6th Issuance of Debentures resolved for the early maturity of the Debentures, by changing the current item "XVII" of clause 7.1 Deed of Issue to the following: "XIII - downgrade in the Issuer's risk rating, during the term of effectiveness of Debentures, to "A-" (national scale) rating or lower, assigned by the Risk Rating Agency, unless approved by Debenture Holders representing 2/3 (two-thirds) of the Outstanding Debentures, gathered in at the General Meeting of Debenture Holders;" and CDI variation interest rate repricing + 0.90% for CDI variation + 0.90% , from April 20, 2016 to the issue expiration date. Contract amortization final period is December 10, 2019.

On December 27, 2017, the Company acquired approximately 90.6% of the 6th issue debentures, totaling R$ 182,040 thousand, through a Tender Offer operation (public tender offer for repurchase of papers on the market) held within the 3rd series of the 8th issue of debentures. These debentures were placed in treasury and are in canceling process with the bookkeeping bank.

•       7th Issue

On February 15, 2015, the Company issued R$ 550,726 in debentures, of which R$ 336,340 related to the 1st issue series and R$ 214,386 related to the 2nd issue series. Due to the issue value update provided in the deed, between the issue date and the settlement date, the total disbursed was R$ 555,003.

The issuance occurred pursuant to CVM Instruction #400, and 550,726 simple, non- convertible in shares, unsecured debentures with a unit value of R$ 1 were issued. The proceeds obtained from the issuance shall be used in full to finance the revitalization projects of the track and expansion of the approved Communication-Based Train Control (CBTC) project, and considered priority by the Ministry of Transport, which is why the debentures count as tax exemption benefit according to Law #12,431.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The first series of this issue has a term of 7 years, with amortization in the 6th and 7th years and is subject to interest equivalent to the increase in the Consumer Price Index (IPCA) plus 5.9828% per year. The second series of the issue has a term of 10 years, with amortization in the 8th, 9th and 10th years, and is subject to IPCA plus 6.4277% per year. Interest payments for the two series are annual.

On April 6, 2016, the General Meeting of Debenture Holders of MRS 7th issue of Debentures resolved no acceleration of the Debentures, due to the waiver the Debentures having their risk rating lowered by two notches, in relation to the Debenture risk classification on the issue date, until February 15, 2024 and payment of premium (flat), incising on the unit nominal value duly updated, equivalent to 4.35% for the 1st Series of Debentures and 5.35% for the 2nd Series of debentures. The premiums were paid on April 15, 2016, based on the unit nominal value updated on April 14, 2016.

•       8th Issue

On December 13, 2017, the Company carried out its 8th issue of simple, non-convertible unsecured debentures according to CVM #476 Instruction. A total of 40,000 debentures were issued in two series, which are 2nd and 3rd, totaling a funding of R$ 400,000, of which R$ 217,960 was allocated in the 2nd series and R$ 182,040 to the 3rd. The issue could have been made in up to 3 series, but, after bookbuilding procedure, it was decided to issue the 2nd and 3rd series only, canceling the 1st series.

The second series of this issue was placed on the market, with interest of 108.30% of CDI per year, defined after bookbuilding procedure, paid semiannually, with a 5 year term and amortization in the 4th and 5th year.

The 3rd series was exclusively intended to debenture holders of the 6th issue of the Company's debentures, within the scope of the Tender Offer operation. The 6th issue debenture holders who joined the Tender Offer sold their debentures to the Company for an amount equal to the amortized cost and acquired the 3rd series of the 8th issue. The 3rd series of the 8th issue was placed with a fixed rate of 109.50% of CDI per year, paid semiannually, with a 5 year term and amortization in the 3rd, 4th and 5th year.

The net proceeds obtained by the Company with this issuance were used to strengthen its working capital and to extend the debt profile.

All debentures issued are unsecured.

(i)   Finance leasing: lease agreements signed in October 2016 and October 2017 and classified as finance lease relate to the purchase of computer equipment and Data Center infrastructure. The finance lease agreements have a call option at the end of their term.

	2017			2016
	Cost	Accumulated Depreciation	Net	Net
Computing Equipment	14,800	(64)	14,736	329
	14,800	(64)	14,736	329

Net present value and minimum future payments:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Years	Net present value	Future value
2018	4,500	5,800
2019 through 2023	10,133	11,255
	14,633	17,055

Maturity of the principal amount of non-current financing is as follows:

				After
	2019	2020	2021	2021	Total
FINAME	40,209	8,186	5,880	2,968	57,243
DULC	58,687	32,830	32,830	34,392	158,739
FINEM	149,995	142,792	101,876	69,682	464,345
Debentures	7,620	58,893	368,738	625,118	1,060,369
Bank of Tokyo	82,429	241,669	-	-	324,098
Ex-In	7,154	-	-	-	7,154
Finance Lease	4,807	5,326	-	-	10,133
	350,901	489,696	509,324	732,160	2,082,081

On December 31, 2017, transaction costs of loans and financing were as follows:

	Current	Non-current					Total
	2018	2019	2020	2021	After 2021	Total	CP + LP
DULC	155	145	139	132	153	569	724
FINEM	243	237	233	153	62	685	928
FINAME	3	2	2	1	-	5	8
Debentures	6,248	6,586	6,794	5,137	5,782	24,299	30,547
Ex-In	191	26	-	-	-	26	217
	6,840	6,996	7,168	5,423	5,997	25,584	32,424

On December 31, 2017 and 2016, the amount of transaction costs incurred in each fund raising process was as of:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

	2017	2016

FINEM	-	733
(-) fund raising costs	-	-
% costs/Funded amount	-	0.0%

DULC	-	22,169
(-) fund raising costs	-	-
% costs/Funded amount	-	-

FINAME	14,088	6,719
(-) fund raising costs	-	(7)
% costs/Funded amount	-	-0.1%

Debentures 7th issue (waiver fee)	-	-
(-) fund raising costs	-	(29,568)

Bank of Tokyo	244,905	-
(-) fund raising costs	-	-
% costs/Funded amount	-	-

Debentures 8th issue	400,000	-
(-) fund raising costs	(1,852)	-
% costs/Funded amount	-0.46%	-

Covenants

Loan and financing agreements have restrictive covenants related to the maintenance of certain financial indexes. The covenants' restrictive conditions remain unchanged compared to 2016 and all covenants were met on December 31, 2017. The debentures issued by the Company have restrictive clauses related to the maintenance of certain financial rates, which were fulfilled on December 31, 2017. The debentures of the 5th, 6th and 7th issues have maintenance clauses for the minimum rating of risk classification attributable to Standard and Poor's, which were also met in the reporting period. The debentures of the 8th issue do not have clauses of maintenance of minimum rating of risk classification.

20.         Derivative Financial Instruments

Operations with financial instruments

The calculation of the fair value of marketable securities (Cash and cash equivalents, and Restricted cash) is carried out as follows: for investments with a grace period less than or equal to 60 days, the fair value is considered as the original value itself. If the grace period exceeds 60 days, the profitability is calculated by the interest rate agreed until the end of the grace period, following to discounting by a higher fee equivalent to 110% of contracted rate, representing a penalty for any investment output at the non-liquidity period.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

For loans and funding that have public market quotation for reference interest rate, flow is calculated to maturity based on contractual rate and then deducted by the current rate from the public source. For loans and funding without public interest rate source, after the flow is calculated to maturity date with contractual rate, it is deducted by the interest rate from transactions similar in terms of risk and time. In case of any difficulties to identify comparable financing, the discount rate may be determined by consulting with financial institutions.

The following table shows book amounts of all transactions with financial instruments conducted by the Company that differ from their fair value:

	2017		2016
	Book value	Fair value	Book value	Fair value
Assets
Restricted Cash	8,884	8,743	-	-

Liabilities
Loan and funding in foreign currency	532,036	532,182	307,417	308,517

The calculation of the fair value of the loans considers the market quotation of the respective operations, with the exception of those that: (i) do not have a reference net market or (ii) whose liquidation (exit value) can be made without penalty. For these cases, the fair value is equal to the value computed through amortized cost.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Classification of financial instruments

The following table shows the carrying amounts of all transactions with financial instruments conducted by the Company and their respective classification:

	2017				2016
	Derivatives used for hedge	Fair value by outcomes	Loans and Receivables	Total	Derivatives used for hedge	Fair value by outcomes	Loans and Receivables	Total
Assets
Cash and cash equivalents	-	-	422,786	422,786	-	-	296,099	296,099
Restricted cash	-	-	63,880	63,880	-	-	49,065	49,065
Trade accounts receivable and other accounts receivable	-	-	82,757	82,757	-	-	87,566	87,566
Related parties	-	-	397,902	397,902	-	-	298,747	298,747
Gains on transactions with derivative financial instruments – swap	75,518	-	-	75,518	85,522	-	-	85,522
Total	75,518	-	967,325	1,042,843	85,522	-	731,477	816,999

	2017				2016
	Derivatives user for hedge	Fair value by outcomes	Other financial liabilities	Total	Derivatives user for hedge	Fair value by outcomes	Other financial liabilities	Total
Liabilities
Suppliers	-	-	259,879	259,879	-	-	241,261	241,261
Related parties	-	-	52,394	52,394	-	-	19,334	19,334
Loan and financing in R$	-	-	1,005,136	1,005,136	-	-	1,343,724	1,343,724
Loan and financing in USD	-	-	533,014	533,014	-	-	308,138	308,138
Debentures	-	-	1,209,449	1,209,449	-	-	1,190,401	1,190,401
Finance lease	-	-	14,633	14,633	-	-	317	317
Losses on transactions with derivative financial instruments – swap	9,454	677	-	10,131	21,924	2,953	-	24,877
Fair value hedge adjustment - Bank of Tokyo	(978)	-	-	(978)	(721)	-	-	(721)
Total	8,476	677	3,074,505	3083.658	21,203	2,953	3,103,175	3,127,331

Derivative Financial Instruments

The Company has derivative financial instruments to protect itself from risks related to foreign currency and interest rate.

The derivative financial instruments are initially recognized at the fair value on the date the derivatives contract is signed, and adjusted thereafter also to the fair value. The derivatives are presented as financial assets when the instrument fair value is positive, and as financial liabilities when the fair value is negative.

As mentioned in Note 2.7 of the financial statements of December 31, 2016, since April 1, 2016, the Company chose to designate a cross-currency swap for Fair Value Hedge, thereby protecting the fair value of the hedged item, in this case the debt contracted with Bank of Tokyo in September 2013.  The Company adopted the same accounting procedure for the transaction with Bank of Tokyo, contracted in May 2017.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

At December 31, 2017, the result of the swap operations had a net balance receivable amounting to R$ 65,387 (R$ 60,645 by December 31, 2016) and was recorded in the income for that year.

Company documented such hedge as Fair Value Hedge after the tests supported the expectation that the Hedge is effective on compensating the fair value of the hedged item.

From the date of designation of the swap as Fair Value Hedge, the change in the fair value of the hedge instrument is still recorded in the financial statements, but at the same time the change in fair value of the assigned risk  is also recorded within liabilities and as a balancing item in the financial result.

	Fair Value of the Hedged Item
	2017	2016
Debt	497,228	244,682
Fair Value Hedge Adjustment	(978)	(721)

	Impact on financial result
	2017	2016
Financial income
Fair Value Hedge Adjustment	3,265	1,921

Financial expense
Fair Value Hedge Adjustment	(3,008)	(1,200)
Net Financial Income	257	721

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Derivative designed for Fair Value Hedge	Reference amount (notional)		Fair value
Contract type	2017	2016	2017	2016
Swap contracts (fixed Dollar for CDI real)
Asset position
Fixed Dollar	414,585	169,680	498,397	247,595
Liability position
Real CDI	414,585	169,680	(420,508)	(172,774)

Total Swap Contracts			77,889	74,821

Income tax accrual on swap gains			(11,825)	(11,223)

Total net income of swap contracts			66,064	63,598
Classified
In current assets			39,584	-
In non-current assets			35,934	85,522
In current liabilities (Loans and financing)			(9,454)	(21,924)
			66,064	63,598

Undesignated Derivatives	Reference amount (notional)		Fair value
Contract type	2017	2016	2017	2016
Hedge contracts (fixed Dollar for CDI real)
Asset position
Fixed Dollar	33,438	62,701	33,555	62,350
Liability position
Real CDI	33,438	62,701	(34,232)	(65,303)

Total hedge contracts			(677)	(2,953)
Classified
In the current liabilities (Loans and debts)			(677)	(2,953)
			(677)	(2,953)

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The Company has only swap derivative instruments. As for the swap asset leg, tied to a fixed rate plus change in Dollar exchange rate, the amount is calculated by the agreed rate up to the maturity date then deducted by the exchange slip rate corresponding to the remaining term between maturity and present date. Finally, the amount resulting from this calculation is converted by the current exchange rate.

To the liability leg, which is tied to a given CDI percent, the value is calculated up to maturity date by applying such percentage. Then this value is deducted to the CDI by 100% rate up to present date.

Description	2017			2016
	Notional Value	Fair Value	Salaries	Notional Value	Fair Value	Salaries
Swap contracts
Asset position			Mar/18			Mar/17
Foreign currency	448,023	531,952	To	232,381	309,945	To
Liability position			May/20			Mar/19
Rates (post)	448,023	454,740		232,381	238,077

The Company's derivative financial instruments are allocated on the following counterparts:

Entity	MRS Receives	MRS Pays	Start Date	Maturity Date	Contracted Notional Value (USD)	Fair Value 2017 (R$) Asset Leg	Fair Value 2017 (R$) Liability Leg	Gross Income (R$) Asset - Liability (*)
Swap contracts
Santander	USD + 2.22%p.a. to 3.49%p.a.	100% to 108% of CDI	Dec/26/17	Dec/25/18	4,500	14,860	14,948	(88)
Santander			Jun/26/17	Mar/26/18	5,600	18,695	19,284	(589)
Bank of Tokyo			Dec/18/13	Mar/15/19	75,000	249,530	170,699	78,831
Bank of Tokyo			24/may/17	17/may/20	75,000	248,867	249,809	(942)
Total					160,100	531,952	454,740	77,212

(*) Gross amounts before Withholding Income Tax of R$11,825, resulting in a net derivative position of R$65,387.

20.1. Fair value hierarchy

The Company uses the following hierarchy to determine and disclose the financial instruments’ fair value:

•         Level 1: Financial instruments that have data from an active market (unadjusted quoted price) so as to be able to be daily accessible, including at the fair value measurement date.

•         Level 2: Financial instruments that have different data arising from an active market (unadjusted quoted price) included on Level 1, extracted from a pricing model based on observable market data.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

•         Level 3: The Instruments classified as being Level 3 are those whose data are extracted from a pricing model based on non-observable market data.

The Company's derivative financial instruments, having a receivable net balance of R$65,387 on December 31, 2017, as well as the financial instruments linked to cash (including cash, cash equivalents and restricted cash) have been classified as Level 2 in the fair value hierarchy. There are no financial instruments classified as Level 3 or Level 1 in the Company.

	2017		2016
	Fair value	Level	Fair value	Level
Assets (Liabilities)
Derivative financial instruments -Assets	75,518	2	85,522	2
Derivative financial instruments – Liabilities	(10,131)	2	(24,877)	2
Cash and cash equivalents	422,786	2	296,099	2
Restricted cash	63,880	2	49,065	2
Trade accounts receivable and other accounts receivable	82,757	(*)	87,566	(*)
Related parties	397,902	(*)	298,747	(*)

(*) There is no level rating for these financial instruments in the fair value hierarchy.

20.2. Targets and policies for the financial risk management

The Company's main non-derivative financial liabilities refer to loans and financing, accounts payables and other accounts payables. These financial liabilities are mostly intended to raise funds for the Company's operations. The Company has loans and other credits, trade accounts receivable and other accounts receivables and cash deposits and short-term deposits that result directly from their operations. The Company also contracts transactions with derivatives.

The Company is exposed to market risk, credit risk and liquidity risk.

Senior management oversees the management of these risks, supported by a Finance Committee from the Board of Directors, thus contributing to maintain a financial risk governance structure suitable to the Company.

The Finance Committee recommends actions to the Company's senior management so that activities subject to financial risks are governed by proper policies and procedures approved by the Board of Directors. All activities involving derivatives are aimed at managing risks, and there are no derivative transactions for speculative purposes. The financial risk management policy is reviewed and approved by the Board of Directors on an annual basis.

The Finance Committee reviews and establishes a management policy to each risk, intended mainly to reduce any unexpected financial or economic difference that may impact the Company's results for its planned cash flow. As a second purpose, it seeks to minimize the likelihood of: (i) unforeseen requirement of additional fund raising; and (ii) breach of the MRS metrics used for financial covenants assumed.

As a key risk management mechanism, internal controls used by the Company's management are focused on monitoring the percentage of debt denominated in foreign currency that is currently protected by derivative financial instruments. For this reason, most of the Company's exposure to foreign exchange risk has been covered by swap contracts.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Additionally, the Company not only monitors the results of these transactions through their fair value, but also outlines deterioration scenarios for relevant market variables, evaluating stressing scenarios and their respective financial impact.

20.3. Derivative financial instruments use policy

The Company's policy is to mitigate their exposure to market risks, trying to reduce the financial impact of exchange rate and interest rate fluctuation. This policy is implemented by strategically monitoring their assets and liabilities exposure to such variables, along with hiring derivative operations that allow controlling involved risks.

Derivative transactions basically occur through an exchange rate swap versus CDI percentage, all of them relying on first-class bank as a counterpart and involving fixed rates in foreign currency, with no margin deposit as collateral. It is noteworthy that all the derivative contracts are intended to reduce risk exposure and have no speculative stands.

20.4. Market Risk

Market risk is the risk that the future cash flow fair value of a financial instrument fluctuates due to changes in market prices. Market prices comprise three types of risk: interest rate risk, exchange rate risk, and price risk, which may be of commodities or shares, among others, which will be detailed as follows. Financial instruments affected by market risk include loans payable, deposits, marketable securities and derivative financial instruments.

(a)              Interest Rate Risk

The interest rate risk arises from the possibility of the Company being subject to financial losses caused by changes on interest rates to which they it is exposed.

The Company has significant liabilities pegged to local variable interest rates such as CDI, TJLP - Long-Term Interest Rate and Consumer Price Index (IPCA).

The risks associated with CDI, TJLP and IPCA are assessed by sensitivity analysis, where rates are increased by 25% (scenario 1) and 50% (scenario II) against the rates of likely scenario listed by the Company, by using market prospect for 2017 based on the FOCUS market report published by the Central Bank of Brazil on December 29th 2017, and TJLP, on December 31, 2017.

In the table below, note that, on the base date of December 31, 2017, the increase of 50% both of CDI and TJLP (scenario II) represents a loss below 3% (5% in 2016) and increased Net Liability Position of about R$ 41.304 (R$ 60.350 in 2016) when compared to the likely scenario, a reason why the Company opted to not using derivative instruments to minimize such exposure.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

In millions of reais

	Base 2017	Likely	Scenario I	Scenario II
CDI	6.89%	6.44%	8.04%	9.65%
TJLP	6.75%	6.75%	8.44%	10.13%
IPCA	2.95%	3.72%	4.65%	5.58%

Liability	1,601.41	1,663.8	1,684.8	1,705.9
TJLP Debt	378.0	380.7	386.8	392.9
CDI Debt	524.0	557.7	566.1	574.6
IPCA Debt	699.4	725.4	731.9	738.4

Asset	477.4	508.2	515.8	523.5
Marketable securities	477.4	508.2	515.8	523.5

Net Uncovered Position	1,124.0	1,155.6	1,169.0	1,182.4

	Book value
	2017			2016
Fixed rate instruments
Financial Liabilities	1,151,042			793,992
Variable rate instruments
Financial Assets	486,666			345,164
Financial Liabilities	1,601,350			2,047,867

(b)              Exchange Rate Risk

The Company's results are subject to significant variations due to the volatility effects of exchange rate on liabilities denominated in a currency other than its functional currency.

Especially, the exposure to currency risk (exchange rate risk) focuses on purchases and loans made primarily in US Dollar, which showed an appreciation of 1.50% against the real during the year ended December 31, 2017 (2016: devaluation of 16.87%).

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

	2017	2016
Foreign Currency Assets
Imports in progress	5,570	27,113
Advances payments to suppliers	550	-
Swap financial instruments	531,952	309,945
	538,072	337,058
Foreign Currency Liabilities
Suppliers	(43,906)	(18,505)
Loan and financing and Long Position	(532,036)	(307,417)
	(575,942)	(325,922)
Net Exposure	(37,870)	11,136

The following table shows the Company's assets and liabilities changes linked to exchange rate arising from applying stress scenarios. The Company decided to keep the active end of the swap separate so as to make more evident the effect on derivatives.

Sensitivity analysis in the following sections refer to the position on December 31, 2017, and try to simulate how stressing risk variables can affect the Company. The first step was to identify the key factors that may potentially generate losses, which is comprised of the exchange rate. The analysis started from a base scenario represented by the carrying amount of operations i.e. taking into account the selling rate of December 31, 2017, and interest accrued in the period. Moreover, three scenarios were drawn up, I, II and III, representing, respectively, the likely scenario and potential 25% and 50% deterioration scenarios on risk variable.

To conduct this analysis, the Company uses as a premise for probable scenario the exchange rate at the end of 2017, disclosed in the Focus Report on December 29, 2017 Based on the likely exchange rate, the 25% and 50% risk deterioration scenarios are produced.

The following table represents the sensitivity analysis involving the net effect resulting from these shocks in exchange rates for the year 2017

Dollar Appreciation Risk – 2018
			R$ Millions
Transaction	Likely Scenario I	Scenario II	Scenario III
Hedge – Swap Asset Leg	14.8	136.7	273.4
Debt in USD	(14.8)	(136.7)	(273.4)
Net operation risk, increase in USD	(0.0)	(0.0)	(0.0)

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

	Exposure	Likely Exposure	Actual	Expected Rate	Impact
	(R$ Millions)	(R$ Millions			25%	50%
Swap Asset Leg	532	547	3.3080	3.40	4.25	5.10
Debt in Long Position Dollar	(532)	(547)	3.3080	3.40	4.25	5.10

These transactions are primarily made in Real and Dollar.

20.5. Credit Risk

It refers to the possibility of the Company incurring losses due to default by any counterparts or financial institutions which holds deposits or issued marketable securities. In order to mitigate these risks, the Company adopts as a practice the analysis of their counterparts' financial situation, as well as by defining the credit limits and constantly monitoring outstanding accounts.

	2017	2016
Cash and cash equivalents	422,786	296,099
Restricted cash	63,880	49,065
Trade accounts receivable and other accounts receivable	82,757	87,566
Related parties	397,902	298,747
Derivative financial instruments – swap	75,518	85,522
Total	1,042,843	816,999

(i)    Receivables

The Company has a concentration of accounts receivable with several large customers, which are also its related parties (Note 9), representing, on December 31, 2017, 82.78% of the total accounts receivable (77.33% in December 31, 2016).

Such customers demand transportation of cargo services considered "captive" and that have the same credit policy, determined in their agreements for services provision. For such customers, the credit risk is relatively low due to the mitigating procedures defined in the agreement of services provision.

For customers with transportation of cargo services which are not considered  "captive", the Company is subject to the credit policies determined by its management, which aim to reduce problems arising from customers default. In these cases, the Company performs a daily management of credit and collection. In case of default, the collection is carried out with the direct involvement of managers responsible for commercial agreements and may even result in the temporary suspension of service provision.

(ii) Financial instruments and cash deposits

The Company is subject to credit risk associated to financial investments that it performs, in view of the risk of insolvency of the institutions in which the Company keeps its investments, which may result in a total or partial loss of the invested funds. On December 31, 2017, the exposure from cash and cash equivalents of the Company was R$ 422,786 (R$ 296,099 on December 31, 2016), which were allocated to bank accounts or in deposits in CDB or in operations that had formal commitment of repurchase by financial institutions.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

By the end of 2017, cash and cash equivalents were held in large financial institutions with a national credit rating of at least 'A' (or 'A2' ) to ('AAA' or 'Aaa'), assigned by at least one of the following agencies: Standard and Poor’s, Fitch and Moody’s.

20.6. Risk of liquidity

Company's operations are capital intensive and part of such investment is financed by loans and financing. This leverage, as shown in the table below, generates a demand for cash, but the Company's investment is highly resilient i.e. it is possible to be adjusted throughout the year as the business evolves.

Company's current cash position is considered robust and, throughout 2018, will be reinforced both from strong cash generation and new long-term funding, which are already internally directed and strategically distributed both in the first and second semester of 2018. These resources will cover part of the estimated amount of investments for the year.

The Company currently has long-term financing lines already approved by the financial institutions concerned. However, due to the comfortable cash position and resilient cash generation, management evaluates internally the best time for such funding.

The table below summarizes the Company's maturity profile of financial liabilities at December 31, 2017, based on undiscounted remaining contractual maturities.

Remaining contractual maturities at December 31, 2017
	Up to 6 months	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities (assets)
Loans, financing and debentures (R$)	400,739	406,681	489,274	1,755,555	345,015

Derivative financial liabilities (assets)
Swaps used for hedge (USD)	(7,840)	(21,613)	(14,267)	(21,667)	-

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Remaining contractual maturities at December 31, 2016
	Up to 6 months	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities (assets)
Loans, financing and debentures (R$)	350,216	458,152	886,734	1,283,920	688,594

Derivative financial liabilities (assets)
Swaps used for hedge (USD)	2,944	10,971	10,962	(85,522)	-

The non-derivative financial liabilities for which collateral was granted are detailed in Note 19. Derivative financial liabilities do not have any type of collateral.

Capital management

The Company’s policy is to maintain a solid capital base to maintain investor, creditor and market trust and to ensure the future development of business. Management monitors the invested capital return considering the results of economic activities in its operational segment. The aim is to achieve a return compatible with its capital cost annually reviewed through the concept of Weighted Average Cost of Capital. Management also monitors the level of dividends to common and preferred shareholders.

Debt at the end of the period is presented below:

	2017	2016
Total liabilities	4,278,638	4,269,997
(-) Cash and cash equivalents	422,786	296,099
(-) Restricted cash	63,880	49,065
Net debt	3,791,972	3,924,833

Total equity	3,555,281	3,302,808
Debt-to-capital ratio	1.0666	1.1883

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

21.          Dividend payables

The Company's bylaws ensures a minimum annual dividend consisting of 25% of the net profit, according to corporate legislation.

	2017	2016
Net income for the year	461,250	417,545
Transfer to legal reserve	(23,063)	(20,877)
Base net profit for determining dividends	438,187	396,668

Minimum mandatory dividends – 25%	109,547	99,167
Dividends payable from previous years	95	94
Total dividends payable	109,642	99,261

On December 21, 2017, R$198,290 of dividends (2016 – R$70,247) was paid, of which R$99,167 were mandatory minimum dividends for 2016 and R$99,123 were related to additional dividends approved at the Annual General Meeting held on April 24, 2017.

22.         Concession and lease payable

	2017	2016
Concession payable	6,395	6,810
Lease payable	121,489	129,381
	127,884	136,191

Current	67,120	67,803
Non-current	60,764	68,388

They refer to the recognition of obligations to be paid for the concession and lease incurred up to this date. The current liabilities obligations are recorded linearly on an accrual basis based on the contractual terms (360 months), with their counter-entry charged to costs of services provided. The recorded amount in non-current liabilities refers to the grace period which was recognized according to the accrual basis and is being paid through the quarterly installments.

The concession and lease agreements determine that for the operation of railway transportation services and leasing of track and equipment required for rendering these services, the Company will pay the total amount due in 116 quarterly installments due in the months of January, April , July and October of each year. On December 31, 2017, 35 quarterly installments of R$ 83,371, totaling R$ 2,917,985 remained outstanding. These amounts include the capitalization of contractual interest of 10% p.a. and monetary restatement (inflation update) up to December 31, 2017, based on the latest contractual index, the IGP-DI - General Price Index - Internal Availability.

The remaining contractual maturity of for the concession and lease is as follows:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

	2018	In up to 5 years	More than 5 years	Total
Concession	16,702	84,047	45,166	145,915
Lease	317,347	1,596,901	857,822	2,772,070
	334,049	1,680,948	902,988	2,917,985

In January 2018, the Company paid the 82nd installments of the lease and concession, amounting to R$ 83,371 (R$ 79,202 and R$ 4,169, respectively).

23.         Income taxes

(a)    Taxes on profit

	2017	2016	2015
Profit before the income taxes	715,251	661,147	451,738
Combined nominal rates	34%	34%	34%
Tax calculated at the standard rates applicable	243,185	224,790	153,591

Tax effects of:	10,816	18,812	2,349
Inventory adjustment	3,484	4,910	(167)
Non-deductible donation expenses	1,954	4,374	352
Loss on audiovisual investments	109	296	355
Citizen Company Project Expenses	408	337	123
Executive board bonus	3,634	2,435	1,736
Tax breaks (PAT, Rouanet, FIA, Elderly, Sports, Visual)	(14,067)	(11,716)	(5,166)
Write-off of non-deductible receivables	1,009	14,419	-
Write-off of investment projects	8,115	-	-
Impairment on value-added tax (ICMS) credits	2,199	-	-
Others	3,971	3,757	5,116
Expenses from income taxes charged to income for the year	254,001	243,602	155,940

Current	288,279	297,221	123,208
Deferred	(34,278)	(53,619)	32,732
Income taxes expense charged to the results for the year	254,001	243,602	155,940

Total effective tax rate	35.51%	36.85%	34.52%

Total effective tax rate – current	40.30%	44.96%	27.27%
Total effective tax rate – deferred	-4.79%	-8.11%	7.25%

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(b)               Deferred income taxes

Deferred tax balances recorded in assets and liabilities were calculated on temporary differences and are as follows:

	2017	2016
Asset
Provision for lawsuits	112,581	105,952
Various allowances	34,572	22,577
Impairment losses	6,898	6,000
Allowance for impairment on value-added tax (ICMS) credits	10,574	10,574
Health insurance liabilities	1,175	1,088
Others	88	86
Total asset	165,888	146,277

Liability
Depreciation	248,631	245,589
Accelerated depreciation of wagons and locomotives	95,423	109,374
Interest capitalization	23,787	26,483
Derivative financial instruments – swap	24,585	23,711
Accelerated R&D Depreciation 2008 / 2009 / 2012 Act 11.196/05	5,666	7,561
Gain on actuarial liability health insurance	3,010	3,348
Others	355	396
Total liabilities	401,457	416,462

Net total	235,569	270,185

Deferred income taxes on temporary differences are expected to be offset with taxable income to the extent of settlement of provisions and other deductible temporary additions.

The amount of R$ 401,457 (R$ 416,462 in 2016) referring to the deferred taxes liability contemplates the run-off (amortization) of adjustments from RTT – Transitory Tax System. Due to such adjustments, the Company recorded deferred taxes based on the difference between income recognized for financial reporting purposes and for tax purposes of R$241,001, which is being amortized over the remaining term of the concession agreement as the rules provided for in Articles 69 of Act No. 12.793/14 and 174 of Normative Instruction RFB No. 1515/14.

The amortization in 2017 amounted was R$ 20,224 (R$ 20,224 in 2016), with a remaining balance of R$ 180,329 in December 2017 (R$200.553 in 2016).

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The net movement of the deferred tax account is as follow:

	2017	2016
On January 1	270,185	324,141
Provision for lawsuits	(6,629)	(22,665)
Various allowances	(11,995)	24,524
Health insurance accrual	(87)	(225)
Impairment loss	(898)	2,280
Impairment value-added tax (ICMS) credits	-	(1,382)
Depreciation	3,042	14,715
Accelerated depreciation of wagons and locomotives	(13,951)	3,947
Interest capitalization	(2,696)	(2,596)
Derivative financial instruments – swap	874	(69,843)
Gain on actuarial liability health insurance	(337)	(337)
Accelerated R&D Depreciation 2008/2009/2012 Act 11.196/05	(1,895)	(2,362)
Others	(44)	(12)
On December 31	235,569	270,185

24.         Provisions

Provisions consisted of the following:

		2017	2016
Provision for lawsuits	24.1	326,662	311,623
Provision for post-employment benefits	24.2	4,284	3,616
Provision for long-term incentives	9	15,587	11,656
Provisions for railway accidents		3,573	1,779
Provision for indemnity/penalties to the grantor authority	24.3	32,088	415
Other provisions		23,471	18,242
		405,665	347,331

Current		30,589	24,664
Non-current		375,076	322,667

24.1 Provisions for lawsuits

Provisions for lawsuits are recorded as non-current liabilities and are consisted of the following:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

	Social security and labor	Civil	Tax	Total provision
At December 31, 2015	66,655	69,927	108,379	244,961
Addition	65,146	15,478	-	80,624
Updates	18,441	28,666	15,934	63,041
Write-backs or payments	(37,151)	(39,852)	-	(77,003)
AT December 31, 2016	113,091	74,219	124,313	311,623
Addition	54,677	2,233	890	57,800
Updates	11,095	9,750	2,680	29,571
Write-backs or payments	(45,057)	(21,229)	-	(72,332)
At December 31, 2017	133,806	64,973	127,883	326,662

Considering the deposits and blockages made during the proceedings and the pending cases, expected future impact in cash is consisted as follows:

		2017
		No. of lawsuits	Amounts claimed	Provisions (*)	Deposits	Net amount
Social security and labor	(a)	1,714	430,314	133,806	(55,771)	78,035
Civil	(b)	1,016	490,710	64,973	(18,269)	46,704
Tax	(c)	206	525,835	127,883	(27,740)	100,143
Environmental	(d)	11	15,337	-	(2,122)	(2,122)
Others	(e)	5	-	-	-	-
		2,952	1,462,196	326,662	(103,902)	222,760

(*) This amount does not include provisions related to RFFSA's lawsuits, as the Company is only responsible for paying labor debts arising after the privatization, as per the Notice of Privatization, item 7.2.

(a)         Social security and labor

Most social security and labor lawsuit claim the charging of overtimes, indemnity installments, night additional, interval intra-day, salary equalization, and risk and hazard premium.

On December 31, 2017, the total amount of labor actions was of R$ 430,314 (R$ 397,418 on December 31, 2016). Based on the opinion of its legal advisors, the Company has recognized provisions of R$ 133,806 (R$ 113,091 on December 31, 2016) considering the prospect of probable loss on those lawsuits.

The increase of R $ 65,772 (new lawsuits and monetary restatement) is mainly due to changes in the prognosis, to the results of calculations from convictions or modifications made during the period and to the increase in the number of labor claims. And the highest addition per claim amounted to R$ 1.500.

Similarly, the reductions in the provisions during the year amounted to R$ 45,057, of which R$37,028 refers to reductions due to changes in the expectations and R$8,029 due to the write-off of provisions.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Also, based on the assessment of its general counsel, the Company is a defendant in lawsuits amounting to R$142,237 for which the probability of loss was considered possible and thus, no provisions were  recorded.

(b)         Civil

Currently, related to the civil law, the Company is part of 1,016 lawsuits, thereof it acts as the defendant in 938 cases and as author/confrontational/interested party in 78 cases.

Most of the lawsuits the Company acts as a defendant are about civil liability for railway accidents; shutdown of railway traffic in Conselheiro Lafaiete (MG), the legality of charging for third-party interference in the right of way areas for concession and lease agreements, the public civil actions and actions involving the Investment Club of the Southeast Railway Network - SUDFER. The amount involved in said lawsuits, on December 31, 2017, was R$454,137 (R$ 409,985 on December 31, 2016). Following the opinion of its legal advisors, the Company recorded a provision of R$ 64,846 (R$74,103 in December 2016), referring to the estimated amount of cases with the probability of probable loss.

In the lawsuits in which Company operates as plaintiff/abutter/interested party, are mostly on contractual liability, collection actions when using the right of way, adverse possession and repossession. The amount involved in said lawsuits, on December 31, 2017, was R$36,573 (R$ 77,419 on December 31, 2016). According to the understanding of its legal advisors, the Company recorded a provision of R$ 127 (R$116 in December 2016) for a probable loss probability cause in which, although MRS is the plaintiff, it is also the defendant/counterrespondent.

The increase of R$ 2,233 in the period is mainly due to additions arising from condemning decisions modifying the original amount recognized during the period. The highest addition per process amounted to R$ 845.

Write-offs of provisions were made in the period, totaling R$ 21,229, basically corresponding to the change in the prognosis of loss of claims and adjustments resulting from the adequacy of provision amounts to the change decisions made after the constitution of the provision. The highest write-off per process amounted to R$ 1.170.

Company is part of other lawsuits in which, based on the assessment of its legal counsel, it has no provision once the loss prognosis was classified as possible. The amount of the contingencies with a risk of possible loss is R$ 424,564 in 2017 and refers mainly to indemnification claims arising from railway accidents.

The Company has insurance coverage for personal, property and moral injury and damages caused to third parties, whose deductible is currently R$ 750 per claim.

(c)          Tax

With respect to tax, the Company is part in 206 administrative and legal proceedings, authoring 79 proceedings and defendant in 127 proceedings. The total amount involved in these processes, on December 31, 2017, was R$ 525,835; thereof, R$ 108,443 related to claims in which the Company is the plaintiff and R$ 417,392 to claims in which the Company is the defendant. Based on the conclusions of its general counsel, the Company recognized a provison of R$127,883.

The tax proceedings in progress regard mostly to the (i) disallowance of ICMS tax credits levied on goods for use and consumption in the states of Rio de Janeiro and Sao Paulo; (ii) property tax (IPTU) requirement on operating real estate leased from the former RFFSA; (iii) inquiry regarding PIS and COFINS charge on the import of goods (trails and locomotives), arising from the right to include the Company among the beneficiaries of REPORTO (imports with the suspension of PIS and COFINS); (iv) inquiry regarding PIS and COFINS charge on sharing of freight payable (third parties' revenue included in our billing); (v) administrative penalty due to lack of prior license to perform works on the railway line, in the town of Barra Mansa.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The tax provisions with probable loss prognosis, in the total amount of R$ 127,883 (R$ 124,313 in 2016), is composed as follows:

•       ICMS – State of Rio de Janeiro: the amount of R$ 69,615 in 2017 (R$ 70,200 in 2016), refers to the reduction of ICMS credits from the acquisition of goods classified by the tax authorities as use and consumption. Suits are pending judgment.

•       ICMS – State of São Paulo: the amount of R$ 49,576 in 2017 (R$ 47,068 in 2016), refers to the reduction of ICMS credits from the acquisition of goods classified by the tax authorities as use and consumption. Suits are pending judgment.

•       Writ of Mandamus to the classification of REPORTO benefits: the amount of R$ 7,595 in 2017 (R$ 7,045 in 2016), refers to the recognition of the REPORTO tax benefits to the imports of locomotives. Suit is pending judgment.

•       Administrative penalty for missing construction license, in the amount of R$285 in 2017.

•       Tax execution of Income Tax debts amounting to R$812 in 2017.

The Company is part of other lawsuits in which, based on the assessment of its legal counsel, it has no provision once the loss expectations were considered as possible. The amount of R$ 110,561 in 2017 (R$ 117,184 in 2016) referring to the contingency, is composed as below:

•       Property tax (IPTU) on property leased from the extinguished Rede Ferroviária Federal S.A.: R$ 33,032 in 2017 (R$ 27,472 in 2016) refers to administrative and legal proceedings related to the collection of IPTU on operating leased property from the extinguished RFFSA. Such demands are pending judgment by the Supreme Court of an extraordinary appeal with recognition of general repercussion.

•       PIS and COFINS on freight share: R$ 16,796 in 2017 (R$ 13,164 in 2016), refers to the difference in the payment of PIS and COFINS taxes due to the exclusion of amounts transferred to third parties by mutual traffic of its calculation basis. Suit is pending judgment.

•       PIS and COFINS foreign exchange gains: R$ 30,783 in 2017 (R$ 29,798 in 2016), refers to the exclusion of foreign exchange gains from the PIS and COFINS calculation basis. Suit is pending appeal in relation to a court decision  that was favorable to the Company as to the exclusion of such amounts from COFINS calculation basis. PIS is expected to be reviewed.

•       Tax Execution – PIS and COFINS: R$ 6,703 in 2017 (R$7,398 in 2016), refers to the judicial collection of PIS and COFINS debts subject of Outstanding Debt Certificates from administrative proceedings. The decision is still likely to change by means of an appeal.

•       Tax Execution – PIS, COFINS, Income taxes and withholding income tax: R$22,354 in 2017 (R$21,777 in 2016) related to Tax execution against the Company, for 05 Overdue Liabilities Certificate for PIS, COFINS, Income taxes and Withholding income tax. Sentence accepting the Company's lawsuit was handed down. Awaits the appeal judgment.

•       Writ of Mandamus PIS/COFINS: Related to writs of mandamus filed in the States of Minas Gerais (MG), Rio de Janeiro (RJ) and São Paulo (SP) for determining the calculation basis of PIS/COFINS taxes upon imports without including the value-added tax (ICMS) upon customs clearance. Lawsuit awaits final judgment of cases before the courts.

•       Administrative penalties for missing construction license – municipality of Barra Mansa: R$239 in 2016 (R$16,772 in 2016), relating to charge of administrative fines applied for the performance of works in the railway, in the town of Barra Mansa, without previous license. Judgment which partially recognized incorrectness of fines applied was handed down, awaiting final judgment.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

•       Discussion about the income tax component Social Contribution amounting to R$532 in 2017.

•       Value-added tax (ICMS) – disallowance by using the assumed system for ICMS calculation in scrap sale in the amount of R$122 in 2017.

(d)         Environmental

The Company is part to 11 lawsuits the objects of which involve environmental matters. At December 31, 2017, the total amount involved in said judicial lawsuits was R$15,337. The loss prognosis of all lawsuits is considered 'possible' by legal advisors, therefore no provisions have been recognized.

(e)          Others

The Company has 5 Conduct Adjustment Agreements (TAC) entered into force, 2 due to labor issues and 2 of civil proceedings and 1 environmental issue. TACs of labor matter aim to (i) guarantee union leaders of full exercise of activities intended to defend collective or individual rights and interests of the occupational category; and (ii) fill the percentage of employees with disabilities required by art. 93, Act 8.213/91. In the civil area, there are two TACs: one about the construction of walkways and flyovers over the railway, in the town of Congonhas/MG, and another TAC about the reform of São José dos Campos station. The environment-related TAC covers planting and maintenance of seedlings of trees native to the Atlantic forest in Juiz de Fora/MG. For such cases, no provisions have been made.

24.2 Provisions for post-employment benefits

	2017	2016
Complementary pension plans	s50	50
Medical care plan	4,234	3,566
	4,284	3,616

Complementary pension plans

The Company sponsors complementary pension plan to employees through a pension plan managed by Bradesco Vida e Previdência. The complementary pension plan, created on July 1, 1999, is eligible for all employees of MRS from the date of the plan creation. The plan is a defined contribution plan, and the Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits owed. The cost is shared so that the portion of the Company amounts to 100% of that the employee's contribution according to a contribution scale based on salary band.

The plan requires contributions to be made to funds managed separately from the Company's own funds. The plan assets are held by an open complementary pension fund, and are not available to the Company's creditors and cannot be paid directly to the Company.

The Company's contributions account for R$7,197 in the fiscal year ended on December 31, 2017 (R$6,986 in 2016), which were recorded as expenses.

On December 31, 2017, there were liabilities on behalf of the Company arising from the pension plan in the amount of R$ 50 (R$ 50 in 2016), for which a provision was recognized  which is classified in non-current liabilities.

Medical care plan

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

The Company has a plan for post-employment medical care for a group of former employees and their spouses administered by Bradesco Saúde Insurance. The plan has a policy of partial participation of each employee (fixed monthly contribution) through post-payment model. Due to the adoption of this policy, the extent of this benefit is guaranteed for employees and their family group after the resignation and retirement (post-employment period) as the articles No. 30 and 31 of Law 9.656/98, respectively, and Normative Resolution RN No. 279 of November 24, 2011.

The Company also offers a post-payment plan managed by Unimed Juiz de Fora. However, there are no retired or dismissed users during the post-employment period and the expected adhesion of future retired employees is zero.

On December 31, 2017, the plan had 16,494 lives in Bradesco Saúde and 628 in Unimed Juiz de Fora, amounting 17,122 lives.

Actuarial gains and losses are recognized in Equity as Equity Adjustment and in Comprehensive Income, as required by IAS 19  Employee Benefits.

The Company's contributions to medical care plan managed by Bradesco Saúde S.A and Unimed amounted to R$35,632 in 2017 (R$33,508 in 2016).

On December 31, 2017, there were actuarial liabilities of the Company arising from the health plan in the amount of R$ 4,234 (R$ 3,566 in 2016), which were duly recognizes in the form of provisions classified as non-current liabilities.

a.    Reconciliation of net actuarial liabilities accounted in balance sheet:

	2017	2016
Net actuarial liabilities in January 1	3,566	3,254
Expense accounted in the year	268	281
Gains in obligations	400	31
Actuarial liabilities on December 31	4,234	3,566

	2017	2016
Actuarial liabilities at the end of the year	3,566	3,254
Current service cost	132	199
Interests on actuarial liabilities	396	411
Benefits paid directly to plan	(260)	(329)
Gains – cost rescaling included in other comprehensive income	400	31
Actuarial liabilities on December 31	4,234	3,566

b.    Actuarial liabilities transactions:

c.     Expenses to be recognized in the income statement of the next year:

2018
Current service cost	145
Interests on actuarial liabilities	438
Total expenses to be accounted	583

d.    Assumptions adopted by the independent actuary in actuarial liability calculations:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Discount rate	5.45% p.a.
Long-term inflation	5.0% p.a.
Medical inflation (HCCTR)	3.25% p.a.
Aging factor	From 0 to 24 y/o: 1.5% p.a. From 25 to 54 y/o: 2.5% p.a. From 55 to 79 y/o: 4.5% p.a. More than 80 y/o: 2.5% p.a.
Overall mortality table	AT-2000

Life insurance

Employees participate in a collective life insurance guaranteed by SulAmérica Seguros. In 2017, the Company contributed with R$721 (R$814 in 2016) for its employees' life insurance policies.

24.3 Provision for indemnity/fines to the Granting Authority

In 2017, the Company recognized a provision of R$31.673 referring to suits in progress before the Granting Authority, from the remedy resulting therefrom and regulation of real property, in addition to some administrative proceedings and penalties in progress before ANTT, with prognosis of probable loss.

25.         Equity

(a)              Subscribed and paid-up capital

The paid-up and subscribed capital, in the amount of R$1,597,362 (R$1,487,756 in 2016), is divided into 340,000,000 shares with no face value, divided in ordinary and preferable classes "A" and "B".

According to the Company's Bylaws, the authorized capital is R$ 2,500,000.

According to the Notice of Privatization and the Bylaws of MRS, no shareholder may hold equity interest greater than 20% of the voting capital. If this limit is exceeded, as determined by ANTT, shareholders waive the right to vote and veto inherent to the shares that exceed this limit.

The Board of Directors' Meeting held on March 8, 2017 approved an increase in the share capital in the amount of R$109,606 using part of investment reserves constituted in previous years.

At December 31, 2017, participation in the Company's share capital was as follows:

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

Shareholders	Common Shares		Preferred Shares		Total Capital
	No. of shares	%	No. of shares	%	No. of shares	%
Minerações Brasileiras Reunidas S.A.	37,666,526	20.00%	74,301,916	48.99%	111,968,442	32.93%
Companhia Siderúrgica Nacional	26,611,282	14.13%	36,765,916	24.24%	63,377,198	18.64%
CSN Mineração S.A.	25,802,872	13.70%	37,536,000	24.75%	63,338,872	18.63%
Usiminas Participações e Logística S.A.	37,513,650	19.92%	342,805	0.23%	37,856,455	11.13%
Vale S.A.	36,270,703	19.26%	769,304	0.51%	37,040,007	10.89%
Gerdau S.A.	4,460,128	2.37%	-	-	4,460,128	1.31%
Railvest Investments	14,747,620	7.83%	-	-	14,747,620	4.34%
Minority Shareholders	5,259,906	2.79%	1,951,372	1.29%	7,211,278	2.12%
	188,332,687	100.00%	151,667,313	100.00%	340,000,000	100.00%

(b)              Stock rights

Holders of common shares shall have the right to vote in the resolutions of General Meetings; the preferred shares holders (classes A and B) will have the right to dividends 10% higher than those assigned to common shares, shall have no right to vote and priority in receiving the capital, without premium, upon winding-up of the Company.

The Class B preferred shares are, at the initiative of the shareholder that holds them, convertible into common shares at a ratio of one for each common share. Such conversion may be made at any time, subject to the conditions provided for in the Bylaws.

Although not entitled to vote, the class B preferred shares will have the right to elect, in a separate vote, a member of the Board of Directors as long as they represent a minimum of 25% of total capital stock.

(c)              Revenue reserves - legal reserve

Recorded at 5% of the net income before profit sharing, as required by the legislation and limited to 20% of the share capital. On December 31, 2017, the Legal Reserve was R$269,285 (R$246,222 in 2016).

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(d)             Profit reserves - investment reserve

Management proposed retaining the remaining retained net income for expansion in the amount of R$219,094, aiming to supply the required resources for fulfilling the Company's capital investment budget. On December 31, 2017, the Investment Reserve balance was R$1,449,155 (R$1,351,139 in 2016).

(e)              Proposed additional dividend

The portion of dividends that exceeds the mandatory minimum dividend, proposed by management after the year end but before the date of authorization to issue the financial statements,  is not recorded as a liability. Hence, at December 31, 2017, the proposed additional dividend of R$109,546 was recorded in net equity as "Proposed additional dividend".

(f)               Equity adjustments

The equity adjustment relates to actuarial gains of health plan, determined in accordance with IAS 19.

	Actuarial gains	Income tax effects	Total
At December 31, 2014	11,832	(4,023)	7,809
Addition	464	-	464
Write-Off	-	339	309
At December 31, 2015	12,296	(3,684)	8,612
Write-Off	(31)	337	306
At December 31, 2016	12,265	(3,347)	8,918
Write-Off	(400)	337	(63)
At December 31, 2017	11,865	(3,010)	8,855

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

26.         Earnings per share

The following table sets forth the calculation of earnings per share for the years endedDecember 31, 2017 and 2016 (in thousands of Reais, except per share amounts):

	2017	2016	2015
Numerator
Net income for the year	461,250	417,545	295,798

Denominator
Common shares (weighted average)	188,333	188,333	188,333
Preferred shares A (weighted average)	82,076	82,076	82,076
Preferred shares B (weighted average)	69,591	69,591	69,591
10% - Preferred shares	1.1	1.1	1.1
Adjusted preferred shares weighted average	166,834	166,834	166,834

Denominator for basic earnings per share	355,167	355,167	355,167

Basic earnings per common share	1.30	1.18	0.83
10% - Preferred shares	1.1	1.1	1.1
Basic and diluted earnings per preferred share - A	1.43	1.29	0.92
Basic and diluted earnings per preferred share - B	1.43	1.29	0.92

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

27.          Net revenue from services

	2017	2016	2015
Gross Revenue
Cargo transportation services	2,940,224	2,763,753	2,629,849
Shares of freight	149,320	113,383	106,456
Additional transportation revenues	780,750	758,579	766,301
	3,870,294	3,635,715	3,502,606
(-) Deductions on sales
Value-added tax ICMS	(129,622)	(117,520)	(115,165)
Tax on revenue COFINS	(155,796)	(151,240)	(145,700)
Tax on revenue PIS	(33,824)	(32,835)	(31,632)
Social Security Contributions INSS levied on revenue (*)	(58,229)	(54,653)	(37,034)
Service tax ISS	(18)	(47)	(331)
	(377,489)	(356,295)	(329,862)
Services net revenue	3,492,805	3,279,420	3,172,744

(*) The project of law nº 8,456/2017 foster the return of paying the Social Security Contribution based on the Company’s payroll, rather than on revenue, as from 2018.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

28.         Expenses classified by their nature

	2017	2016	2015
Fuel/Lubricants	(514,095)	(537,081)	(533,027)
Depreciation/amortization	(566,858)	(559,765)	(515,408)
Workforce and payroll charges	(571,603)	(547,222)	(545,346)
Concession/lease cost	(304,333)	(299,209)	(272,950)
Outsourced services	(251,125)	(218,619)	(186,874)
Inputs/other materials	(147,905)	(144,104)	(136,774)
Presumed value-added tax (ICMS) credit of the state of Minas Gerais (MG)	61,447	65,300	73,359
Shares of freight	(99,091)	(79,289)	(68,330)
(Increase)/Decrease of allowance for doubtful accounts (*)	(200)	49,085	-
Additional transportation costs	(25,290)	(31,194)	(31,886)
Operational vehicles and equipment rent	(15,007)	(13,087)	(15,991)
Insurance premium	(9,989)	(11,471)	(11,910)
Management fees	(3,816)	(3,529)	(3,617)
Others	(67,281)	(55,247)	(63,129)
	(2,515,146)	(2,385,432)	(2,311,883)

Costs of services	(2,307,108)	(2,208,786)	(2,095,614)
Sales expenses (*)	(11,700)	37,977	(10,322)
General and administrative expenses	(196,338)	(214,623)	(205,947)
	(2,515,146)	(2,385,432)	(2,311,883)

(*) The positive amount in 2016 results from the  reversal of the allowance for doubtful accounts set up in 2014 in the amount of R$51,793.

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

29.         Other operational income and expenses

		2017	2016	2015
Other operational income
Alternative revenues	(a)	23,510	40,224	40,345
Material Sales (scrap/excess inventories)		19,592	20,733	24,598
Contractual penalties	9 (h)	39,957	196,212	61,847
Insurance		2,745	1,220	318
Services provided to third parties		3,777	2,602	5,007
Gain from sales of property, plant and equipment	9 (f)	83,662	29,537	53
Reversed impairment loss of current assets		166	-	2,320
Reversed impairment loss of non-current assets		-	-	443
Reversed allowance for donation of assets	15	2,283	12,852	-
Reimbursement of accident expenses		-	-	9,407
Other income		7,442	4,246	6,578
		183,134	307,626	150,916
Other operational expenses
Provision for impairment of ICMS tax credits		-	(4,066)	(21,460)
Impairment loss of current assets		-	(1,056)	-
Impairment loss of non-current assets	15	(4,757)	(5,424)	(440)
Provision for donation of assets		-	-	(16,875)
Provision for lawsuits	24.1	(4,943)	(22,384)	(118,330)
Provisions fines/indemnity Granting Authority	24.3	(31,673)	(415)	-
Other provisions	24	238	1,351	1,991
Impairment loss of taxes		(46,235)	(46,347)	(39,425)
Taxes on other operational income		(9,243)	(27,305)	(14,764)
Other tax expenses		(10,930)	(13,402)	(15,408)
Legal expenses resulting from loss of claims		(26,856)	(54,579)	(22,094)
Alternative revenues cost		(2,720)	(5,318)	(6,485)
Agreements with Municipalities		(6,402)	(6,068)	(5,431)
Cost of sales of material (scrap/exceeding inventories)		(2,407)	(3,572)	(753)
Third-Party Service Allowance Cost		(1,089)	(838)	(3,009)
Donations	15	(3,407)	(12,866)	(1,036)
Disposal of property, plant and equipment	15	(52,509)	(21,265)	(8,135)
Inventory Adjustment/Write-Off		(10,131)	(8,034)	486
Sponsorship Expenses (Rouanet Act/FIA/Sports/Elder Fund)		(8,493)	(6,962)	(3,055)
Citizen Company project		(2,925)	(3,289)	(2,174)
Compensation to Granting Authority		(3,972)	(2,213)	(18,016)
Bad debt accounts	(b)	-	(42,530)	-
Write-off of investment projects	15	(23,868)	-	-
Other expenses		(5,925)	(5,415)	(16,636)
		(258,247)	(291,167)	(311,049)

Other net operational incomes (expenses)		(75,113)	16,459	(160,133)

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

(a)  Alternative revenues: according to ANTT, as provided for in the Accounting Manual for Public Transport Service, revenues from projects related to the provision of public service granted and not included in exploration of rail transport are classified as alternative revenues.

(b) Of the amount R$42,530 in 2016, R$42,409 are from write-offs of bad debt accounts resulting from agreement made in the judicial recovery process described in Note 8.(b) of the 2016 accounting statements.

30.         Financial income and expenses

		2017	2016	2015
Financial income
Gains from foreign exchange and inflation adjustments of receivables		58,946	241,121	109,940
Marking-to-market adjustment - hedge accounting		257	721	-
Derivative financial instruments – swap		-	-	260,006
Interest income on marketable securities		36,467	62,347	84,172
Other interest income		4,138	5,822	5,697
Release of net present value adjustment of accounts receivable from related parties	9 (g)	22,035	23,221	-
Other financial income		8,579	9,967	1,816
		130,422	343,199	461,631

Financial expenses
Loss on foreign exchange and inflation adjustments of payables		(101,786)	(184,672)	(390,007)
Interest expenses		(169,892)	(223,791)	(240,179)
Derivative financial instruments – swap		(18,083)	(143,768)	(71,396)
Other financial expenses		(27,956)	(40,268)	(9,039)
		(317,717)	(592,499)	(710,621)

Net Financial Income		(187,295)	(249,300)	(248,990)

31.          Disclosures on cash flows

31.1    Sale of fixed assets

In the statement of cash flows, the result from the sale of property, plant and equipment comprises:

	2017	2016

Net carrying amount (Note 15)	43,044	15,220
Profit (loss) from disposal of property, plant and equipment	40,618	14,317

Proceeds from the sale of property, plant and equipment	83,662	29,537

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

31.2   Investment and financing activities not involving cash

	2017	2016

Acquisition of property, plant and equipment without cash disbursement	26,202	36,492
Financial lease for the acquisition of property, plant and equipment	16,883	-

	43,085	36,492

MRS Logística S.A.

Notes to the financial statements

Year ended December 31, 2017

In thousands of reais, unless otherwise stated

31.3   Movement of liabilities resulting from financing activities

	Bank loans	Debentures	Finance Lease	Total	Derivative Financial Instruments	Total debt

Loans and financing December 31, 2016	1,648,513	1,156,141	317	2,804,971	(60,645)	2,744,326

Operations that have affected cash flow
Proceeds form new fundings	258,993	394,229	-	653,222	-	653,222
Repayment of principal amounts	(385,240)	(381,189)	(178)	(766,607)	(23,427)	(790,034)
Interest payment	(72,376)	(109,966)	(11)	(182,353)	-	(182,353)
Transaction cost	(41)	(1,937)	-	(1,978)	-	(1,978)

Operations that have not affected cash flow
Acquisition/new leasing	-	-	16,883	16,883	-	16,883
	-	-	-	-	-	-
Foreign exchange differences	7,177	-	-	7,177	-	7,177
Interest expenses and inflation updates	78,525	121,624	(2,378)	197,771	18,685	216,456
Fair value change	(257)	-	-	(257)	-	(257)

Loans and financing December 31, 2017	1,535,294	1,178,902	14,633	2,728,829	(65,387)	2,663,442

MRS Logística S.A.

Management Explanatory notes to the accounting

statements on December 31, 2017

In thousands of reais, unless otherwise stated

32.         Insurance (unaudited)

The Company has the following insurance policies for their operations:

Coverage	Purpose	Expiration Date	Maximum Coverage	Deductibles
Operational Risk	Coverage of the company's operational property or a property under their responsibility.	March 31, 2018	203,378	9,000
Liability	Coverage against damages caused by third-parties	August 09, 2018	30,000	750
Cargo Shipping	Coverage of occurrences on shipping cargo	October 31, 2018	45,000	200

Notes:

The Company has as a policy hiring insurance coverage to assets subject to risks and civil liability for amounts considered as sufficient to cover any possible losses, considering the nature of the activity.  The adopted risk assumptions, given their nature, are not part of the scope of the audit of the Company’s financial statement audits and, therefore, were not reviewed by independent auditors.

33.         Subsequent events

The National Land Transport Agency - ANTT published the 3rd Edition of the Accounting Manual for the Rail Transport Public Service of Cargoes and Passengers, with the Standardized Chart of Accounts, Auxiliary Reports and supplementary information. The application of said Manual is compulsory from January 1, 2018.

Boards of Administration Meeting

In accordance to law 6.404/76 (Corporate Law), item 199, the balance of revenue  reserves, excluding reserves for contingencies, tax incentives and unrealized profits, shall not exceed the share capital. The Company has reached this cap on December 31, 2017, and the Board of Directors' Meeting held on March 21, 2018, approved an increase in share capital of R$121,078 using part of the investment reserves constituted in previous years.

****

Página em branco.

Nacional Minérios S.A. Financial Statements for the Eleven-Month Period Ended November 30, 2015 and Independent Auditor’s Report Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Nacional Minérios S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Nacional Minérios S.A. and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of November 30, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the eleven-month period then ended, and a summary of significant accounting policies and other explanatory information.

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

FS-R1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nacional Minérios S.A. and its subsidiaries as of November 30, 2015, and the results of their operations and their cash flows for the eleven-month period then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

May 11, 2016

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

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

