Form 20-F/A
period 2017-12-31
NATIONAL STEEL CO
filed 2018-05-30
CIK 1049659

As filed with the Securities and Exchange Commission on May 29, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

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

1

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

☑Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☑ Yes ☐ No

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

☐ Yes ☑ No

2

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2017 of Companhia Siderúrgica Nacional (the “Company”), filed with the Securities and Exchange Commission on May 1, 2018 (the “Annual Report”), is being filed for the following reasons:

(i) To file Exhibit 101, which  presents financial information of the Company in eXtensible Business Reporting Language (XBRL). Item 19 of the Annual Report is amended to include the following exhibits:

Exhibit Number	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

(ii) To reproduce text on page 39 of the Annual Report previously covered by an image in Item 4B. Business Overview as follows:

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

This Amendment No. 1 comprises a cover page, this explanatory note, the exhibits referred to in paragraph (i), the signature page and the required certifications of the chief executive officer and chief financial officer of the Company.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Annual Report, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

Item 19. Exhibits

Exhibit Number		Description
12.1	+	Section 302 Certification of Chief Executive Officer.
12.2	+	Section 302 Certification of Chief Financial Officer.
13.1	+	Section 906 Certification of Chief Executive Officer.
13.2	+	Section 906 Certification of Chief Financial Officer.

101.INS	+	XBRL Instance Document.
101.SCH	+	XBRL Taxonomy Extension Schema.
101.CAL	+	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	+	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	+	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	+	XBRL Taxonomy Extension Scheme Presentation Linkbase.

+ Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 29, 2018	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer